Form 20-F
period 2002-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2003-06-30
CIK 1030997

--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

                    [X] ANNUAL REPORT PURSUANT TO SECTION 13
                       OR 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   For the fiscal year ended December 31, 2002

                                       OR

              [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
          For the transition period from ____________ to ______________

                           Commission File No. 0-29256

                        G. Willi-Food International Ltd.
                  (Exact name of Registrant as specified in its
                                     charter
               and translation of Registrant's name into English)

                                     Israel
                 (Jurisdiction of incorporation or organization)
        3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224, Israel
        ----------------------------------------------------------------
                    (Address of principal executive offices)

              Securities registered or to be registered pursuant to
                           Section 12(b) of the Act:
                                      None

              Securities registered or to be registered pursuant to
                           Section 12(g) of the Act:

                  Ordinary Shares, NIS 0.10 par value per share
                  ---------------------------------------------
                                (Title of Class)

                    Securities for which there is a reporting
                         obligation pursuant to Section
                                15(d) of the Act:
                                      None
--------------------------------------------------------------------------------
           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report:

           As of December 31, 2002, the registrant had outstanding 4,277,500 ordinary shares, NIS 0.10 par value per share.

           Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

           Yes   X    No ___
               -----

           Indicate by check mark which financial statement item the Registrant has elected to follow:

           Item 17.   X        Item 18.__
                     ---

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

PART I     ...................................................................3

           ITEM 1       Identity of Directors, Senior Management and
                          Advisors............................................3

           ITEM 2       Offer Statistics and Expected Time Table..............3

           ITEM 3       Key Information.......................................3

           ITEM 4       Information on the Company............................5

           ITEM 5       Operating and Financial Review and Prospects.........16

           ITEM 6       Directors, Senior Management and Employees...........22

           ITEM 7       Major Shareholders and Related Party Transactions....27

           ITEM 8       Financial Information................................29

           ITEM 9       The Offer and Listing................................32

           ITEM 10      Additional Information...............................33

           ITEM 11      Quantitative and Qualitative Disclosures about
                          Market Risk; Certain Risk Factors..................34

           ITEM 12      Description of Securities other than Equity
                          Securities.........................................36

PART II    ..................................................................36

           ITEM 13      Defaults, Dividend Arrearages and Delinquencies......36

           ITEM 14      Material Modifications to The Rights of Security
                          Holders and Use of Proceeds........................36

           ITEM 15      Controls and Procedures..............................36

           ITEM 16A      Audit Committee Financial Expert....................36

           ITEM 16B     Code of Ethics.......................................36

           ITEM 17      Financial Statements.................................37

           ITEM 18      Financial Statements.................................37

           ITEM 19      Exhibits.............................................37

SIGNATURES...................................................................39

                                     PART I


PART I

ITEM 1

           Identity of Directors, Senior Management and Advisors

           This item is not required due to the fact that this Form 20-F is filed as an Annual Report.

ITEM 2

           Offer Statistics and Expected Time Table

           This item is not required due to the fact that this Form 20-F is filed as an Annual Report.

ITEM 3

           Key Information

           The following selected consolidated financial data for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 are derived from the consolidated financial statements of the Company which have been prepared in accordance with generally accepted accounting principles in Israel ("Israel GAAP"). Israel GAAP, as applicable to the financial statements are, in all material respects, substantially identical to generally accepted accounting principles in the United States, except for the accounting recognition of the effects of inflation on the financial statements and except for presentation of the cash flows. See Note 2 and Note 14 of Notes to the Company's consolidated financial statements.

           The Company's consolidated balance sheets as of December 31, 2002, 2001, 2000, 1999 and 1998 and the statements of operations for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 have been audited by Brightman Almagor & Co. Certified Public Accountants (Israel) (a member of Deloitte Touche Tomatsu), whose report with respect thereto appears in the financial statement which is attached to this Form 20-F. The selected financial data set forth below should be read in conjunction with "Item 5: "Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto for the Company, and the other financial information included in this Annual Report.

           The Company maintains its accounts and presents its financial statements in New Israeli Shekels ("NIS") adjusted for changes in the general purchasing power of the Israeli currency as measured by changes in the Israeli CPI and compiled in the manner explained in Note 2 of Notes to the Company's Consolidated Financial Statements. All references in this Annual Report to "dollars" or "USD" are to United States dollars. For convenience purposes, all financial data presented in this Annual Report that is stated in USD has been translated into USD using the representative exchange rate as of December 31, 2002 of NIS 4.737 = USD 1.00.

           The average exchange rate of NIS to one US dollar was 3.8013 for the year ended December 31, 1998, 4.14 for the year ended December 31, 1999, 4.077 for the year ended December 31, 2000, 4.416 for the year ended December 31, 2001 and 4.737 for the year ended December 31, 2002. In 2003, the exchange rate of NIS to one US dollar was 4.814 on January 31, 4.81 on February 28, 4.687 on March 31, 4.521 on April 30 and 4.373 on May 31.


           For information with respect to "Risk Factors" affecting the Company, see Item 11.


                                                    CONSOLIDATED STATEMENT OF OPERATIONS
                                                    (In thousands except per share data)
                                                             (NIS as adjusted)

                                                                    Years ended December 31
                                           2002                     2001                    2000                     1999
                                           ----                     ----                    ----                     ----
                                      NIS         USD         NIS         USD         NIS         USD          NIS         USD
                                      ---         ----        ---         ----        ---         ----         ---         ----
Sales                               131,346       27,728     135,577      28,621     136,920      28,904      140,542      29,669
Cost of Sales                       103,069       21,758     104,933      22,152     107,099      22,609      111,748      23,590
Gross Profit                         28,277        5,970      30,644       6,469      29,821       6,295       28,794       6,079
Selling Expenses                     10,217        2,157      10,192       2,152       9,753       2,059        7,400       1,562
General and administrative            8,357        1,764       9,228       1,948       8,950       1,889        8,947       1,889
expenses
Total operating expenses             18,574        3,921      19,420       4,100      18,703       3,948       16,347       3,451
Operating income                      9,703        2,049      11,224       2,369      11,118       2,347       12,447       2,628
Financial income (expenses), net       (244)         (51)      1,837         388       1,584         335          603         127
Other income (expenses), net             30            6          --          --          26           5          (54)        (11)
Income before taxes on income         9,489        2,004      13,061       2,757      12,728       2,687       12,996       2,744
Taxes on income                       2,297          485       4,264         900       4,337         916        4,601         972
Net income                            7,192        1,519       8,797       1,857       8,391       1,771        8,395       1,772
Earnings per ordinary share            1.68         0.35        2.06        0.43        1.96        0.41         2.02        0.43
data (basic earnings per share)
Shares used in computing
earnings per ordinary shares      4,227,500    4,227,500   4,277,500   4,277,500   4,277,500   4,277,500    4,147,500   4,147,500



                                               Years ended December 31
                                                         1998
                                                         ----
                                                  NIS          USD
                                                  ---          ---
Sales                                            149,404      31,540
Cost of Sales                                    117,493      24,803
Gross Profit                                      31,911       6,737
Selling Expenses                                   7,187       1,517
General and administrative                         9,126       1,927
expenses
Total operating expenses                          16,313       3,444
Operating income                                  15,598       3,293
Financial income (expenses), net                  (2,644)       (558)
Other income (expenses), net                          --          --
Income before taxes on income                     12,954       2,735
Taxes on income                                    4,644         981
Net income                                         8,310       1,754
Earnings per ordinary share                         2.00        0.42
data (basic earnings per share)
Shares used in computing
earnings per ordinary shares                   4,147,500   4,147,500



                                                      BALANCE SHEET DATA
                                                        (In thousands)
                                                       (NIS as adjusted)


                                                                       As of December 31
                                            2002                    2001                     2000                    1999
                                            ----                    ----                     ----                    ----
                                       NIS        USD         NIS         USD          NIS         USD          NIS         USD
                                       ---        ----        ---         ----         ---         ----         ---         ----
Working capital                        77,186     16,296      69,943     14,765        60,973      12,872       51,960      10,969
Total assets                           96,561     20,384      94,251     19,897        78,977      16,672       69,590      14,691
Short-term bank debt                    1,072        226       2,295        484            --          --           --          --
Loans from parent company                  --         --          --         --            --          --           --          --
Shareholders' equity                   79,879     16,864      72,687     15,345        63,893      13,488       55,488      11,714


                                               As of December 31
                                                     1998
                                                     ----
                                              NIS           USD
                                              ---           ---
Working capital                              43,603        9,205
Total assets                                 57,224       12,080
Short-term bank debt                             --           --
Loans from parent company                        --           --
Shareholders' equity                         46,379        9,791

ITEM 4

           Information on the Company

General

           G. Willi-Food International Ltd. (the "Company") is an Israeli-based company engaged, directly and through subsidiaries, in the import, marketing and distribution in Israel of over 400 food products, including canned fruit and vegetables, jams and jellies, prepared sauces, pickled olives and other pickled vegetables, packaged fruit, canned fish, edible oils, dried fruit and nuts, coffee creamers, halva, sweet spreads, pasta, tahini, cookies and pastries, vinegar, noodles, rice and rice sticks, cornflour, tea, certain dairy products, certain frozen fish and certain other frozen and chilled products. The Company sells products with widespread demand in the Israeli marketplace, as well as products which cater to more select groups. The Company distributes certain of the products on an exclusive basis. The products are currently also sold in insubstantial volume in the areas administered by the Palestinian authority. The Company has occasionally sold, in insubstantial volume, to importers in Europe and South America. The Company intends to continue its marketing efforts outside of Israel.

           The Company purchases food products from over 100 suppliers located around the world, including the Far East (China, India, the Philippines and Thailand), Eastern Europe (Hungary, Latvia, Poland), South America (Argentina, Ecuador and Costa Rica), the United States and Western Europe (Denmark, Greece, The Netherlands, Italy, Portugal, Belgium, Germany, Sweden, France, Spain, Turkey and Cyprus).

           The products imported by the Company are marketed and sold to over 600 customers including supermarket chains, wholesalers and institutional consumers. The Company markets most of the products under the brand name "Willi-Food". Certain products are marketed under brand names of the manufacturers, or under other brand names.

           The Company is re-evaluating its strategic position and considering other business opportunities, including acquisitions of other companies. The Company is also considering forming strategic alliances with or entering into different lines of business. The Company has not made any definitive plans or reached any definitive conclusions on these matters. There can be no assurances that the Company will form any such alliances or enter into any other line of business.

           The Company's principal shareholder, Willifood Investments Ltd., whose primary asset is the Company's ordinary shares and whose securities are traded on the Tel-Aviv Stock Exchange, holds approximately 78.74% of the Company's outstanding share capital. See "Item 7: "Major Share Holders and Related Party Transactions".

           The Company was incorporated in Israel in January 1994 under the name
G. Willi-Food Ltd. and commenced operations in February 1994. It changed its name to G. Willi-Food International Ltd. in June 1996.

           In May 1997, the Company completed an initial offering to the public in the United States (hereinafter the "Initial Public Offering") of 1,397,500 units, each unit consisting of one ordinary share and one redeemable ordinary share purchase warrant.

           In April 2000, the Company filed a Registration Statement on Form F-3 for the registration, under the United States Securities Act of 1933, as amended, of 2,880,000 ordinary shares, held by certain principal shareholders.

           Unless the context otherwise requires, all references herein to the "Company" shall mean G. Willi-Food International Ltd. together with all of its subsidiaries.

           The Company's principal executive offices are situated at 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel, and its telephone number is 972-8-932-2233.

           The following is a description of the Company's principal business activities:

Subsidiaries

           Willi-Food Frozen Products Ltd. (hereafter "Willi Frozen") (previously Fanny Food Importing and Distribution (1996) Ltd.), a wholly-owned subsidiary of the Company, was incorporated in Israel in September 1996. It is the Company's practice, occasionally, to import, market and distribute certain food products, including frozen and chilled fish, dairy and other products through this subsidiary. Willi Frozen has no assets, facilities or obligations, other than those amounts owed to suppliers overseas with respect to products purchased therefrom. The sales of Willi Frozen in each of the years ended December 31, 2002 and December 31, 2001 amounted to NIS 0 thousand, and in the year ended December 31, 2000 amounted to - NIS 870 thousand (USD - 184 thousand).

           In November 1995, the Company also incorporated a wholly-owned subsidiary, W.F.D. (Import, Marketing and Trading Ltd.) (hereafter "W.F.D."). The Company occasionally imports certain foodstuffs through this subsidiary, which sells these products to the Company at cost. W.F.D. has no assets, facilities or obligations, other than those amounts owed to suppliers overseas with respect to products purchased therefrom. The sales of W.F.D. in each of the years ended December 31, 2002 and December 31, 2001 amounted to NIS 0 thousand, and in the year ended December 31, 2000 amounted to - NIS 370 thousand (USD - 78 thousand).

           In May 2001, the Company acquired all the shares of Gold Frost Ltd. (hereafter "Gold Frost") for NIS 341 thousand (USD 72 thousand). Gold Frost is engaged in locating suppliers abroad and importing frozen and chilled food products. Among the products imported by Gold Frost are smoked fish, cheese, butter and antipasti. Gold Frost imports these products from the US, Denmark, Norway, Greece and the Netherlands.

           The Company purchased Gold Frost in order to take advantage of Gold Frost's know-how in frozen and chilled products as well as of its well known brand name in the Israeli market. In June 2001 the Company signed an agreement with Gold Frost relating to the storage and marketing of the food products imported by Gold Frost through the Company for a commission of 15% (which changed to 20% in 2002 and 2003) of the total monthly sales of Gold Frost's products which were sold by the Company within that month. Gold Frost imports to Israel over 60 products, usually packed for private consumers (cans, jars, containers and plastic sealed and vacuumed packages), but also for institutional consumers. Gold Frost is working towards widening the variety of products it imports.

           Gold Frost does not market its products, but rather uses the Company for marketing. The agreement between the Company and Gold Frost states that the Company shall award Gold Frost with marketing services until December 31, 2003, a period to be automatically extended for one year periods. The volume of commissions paid by Gold Frost to the Company in 2002 amounted to NIS 3,576 thousand (USD 755 thousand) and in 2001 NIS 1,462 thousand (USD 309 thousand).

           During July 2001 Gold Frost entered in two agreements with private companies for consultation services regarding the operation and maintenance of refrigerated warehouses and refrigerated storage. This service was granted for a one year period and is no longer in effect.

           Gold Frost finances its activities by loans from banks and equity. As of December 31, 2002 Gold Frost's equity amounted to NIS 4,387 thousand (USD 926 thousand) and it holds cash and cash equivalents of NIS 2,821 thousand (USD 596 thousand) and inventory of NIS 3,160 thousand (USD 667 thousand). As of December 31, 2001 Gold Frost's equity amounted to NIS 1,814 thousand (USD 383 thousand) and it held cash and cash equivalents of NIS 492 thousand (USD 104 thousand). Gold Frost has at its disposal bank credit, which is guaranteed by the Company without limitation. As of December 31, 2002, the Company's wholly-owned subsidiaries had no indebtedness to banks. See "Item 8: "Guarantees and Pledges."

Business Strategy

           The Company's business strategy is:

o to increase market penetration of products that are currently sold by the Company through, among other things, marketing and sales campaigns; and

o to expand its current food product lines and diversify into additional food product lines.

           Utilizing both management's expertise in identifying market demand and preferences, as well as its sourcing abilities, the Company intends:

     o to continue to locate additional food products, some of which may be new to Israeli consumers;

     o to increase its inventory levels from time to time both to achieve economies of scale on its purchases from suppliers and to more fully meet its customers' demands;

     o to penetrate new markets within the Middle East, through the establishment of business relationships with representatives in such markets subject to a positive political climate.

           The Company has developed certain trade relationships locally, as well as in areas administered by the Palestinian Authority, although the current sales volume is rater low. In addition, the Company has:

     a)   initiated sales in Europe;

     b) entered into arrangements with recognized manufacturers to market their products under their respective brand names, in addition to brand names under which the Company currently markets its products; and

     c) introduced additional food products to the Israeli marketplace under the brand name "Willi-Food."

           On March 7, 2000, the Company's Board of Directors authorized the Company's management to examine proposals and conduct negotiations with respect to the potential investment by the Company and, subject to applicable law, the Company's major shareholder, Willi-Food Investments Ltd., of an aggregate sum of up to USD 4 million in businesses engaged in communications and/or Hi-Tech activities, provided that the terms of any particular transaction are subject to Board approval and, if required by law, shareholder approval. As of the date of this Annual Report, the Company has not yet entered into any definitive agreements in implementation of such resolution and there can be no assurance that the Company will enter into any such definitive agreements.

Products

           The Company imports, markets and distributes a broad variety of over 400 food products, most of which enjoy a relatively long shelf life. Such products are sold in a variety of sizes and types of receptacles, such as tin cans, glass jars, plastic and glass bottles and containers and sealed plastic vacuum packages, intended for use by the individual consumer, as well as the institutional consumer food markets.

           The Company aims at widening the variety of the products it imports. Due to commercial considerations, the Company occasionally stops importing certain products.

           The Company's main product lines and the principal products of each line are as follows:

o Canned Vegetables: including okra, mushrooms (whole and sliced), artichoke (hearts and bottoms), peas, beans, asparagus, corn, baby corn, palm hearts, vine leaves (including vine leaves stuffed with rice) as well as additional canned vegetables. These products are imported from China, Spain, Greece, Thailand, South America, Turkey, France, Poland and The Netherlands.

o Canned Fish: including tuna (in oil or in water), sardines, anchovies, smoked cod liver, sprats, and salmon. These products are primarily imported from the Far East, Portugal, Spain, Greece and Latvia.

o Dairy products: yogurt, parmezan, feta, emental, Bulgarian cheese, butter, and others. These products are primarily imported from Denmark and Greece.

o Edible Oils: including sunflower oil, soy bean oil, corn oil, and olive oil. These products are primarily imported from Argentina, Italy and Spain.

o Canned Fruit: including pineapple (sliced or pieces), peaches, fruit cocktail, apricot, pears, cherries, mangoes and lichees. These products are primarily imported from the Far East, Greece, Europe and South Africa.

o Dried Fruit, Nuts and beans: including figs, apricots, pineapple, papaya, prunes, raisins, banana chips, sun flower seeds, almonds, walnuts, cashew nuts, peanuts and rice. These products are primarily imported from Greece, Turkey, India, the Far East, and the United States.

o Chilled and Frozen Products: including frozen fish (fillets of salmon, smoked salmon, fillets of herring, smoked herring etc.), and frozen vegetables. These products are primarily imported from Greece, Scandinavia and The Netherlands.

o Other Products: including, among others, coffee creamers, condensed milk, fruit juices, jams, halva, Turkish delight, pasta, tahini, cookies, vinegar, sweet pastry and crackers, sauces, flours, coffee, sour pickles, mixed pickled vegetables, pickled peppers, an assortment of black and green olives, rice, rice sticks, pasta and noodles. These products are primarily imported from the Netherlands, Italy, Greece, Belgium, the United States, Scandinavia, Poland and the Far East.

           Some of the products sold by the Company and which are listed above and below are imported by Gold Frost. The Company did import some of these products in the past, but this was done on a small scale basis aimed at testing the demand for such products and their profitability. After the purchase of Gold Frost, the import of these products was emphasized and expanded by Gold Frost.

           The products with the largest sales volume for the year ended December 31, 2002 were: canned vegetables (22% of sales), canned fish (19% of sales), dairy products (11% of sales) and edible oils (9% of sales). For the year ended December 31 2001, the figures were: canned fish (23% of sales), edible oils (10% of sales), canned mushrooms (5% of sales) and canned fruit (8% of sales).

           Most of the products which the Company imports and markets are approved as Kosher by and/or under the supervision of various supervisory institutions including the Kashrut Committee of the Shearit Israel Rabbinical Court, Chug Chatam Sofer Bnei Brak, Chug Chatam Sofer Petach Tikva, the Chief Rabbinate of Israel, certain Jewish organizations administering Kashrut procedures and certifications (such as the Union of the Orthodox Jewish Congregation of America (O.U.), Star-K) and rabbis of local Jewish congregations abroad. See "Government Regulation."

           Certain products, such as coffee creamers and corn oil, are marketed primarily to the areas administered by the Palestinian Authority.

Suppliers

           The Company purchases the food products from over 100 suppliers worldwide, including suppliers located in the Far East (China, India, the Philippines and Thailand), Eastern Europe (Hungary, Latvia, Poland), South America (Argentina, Ecuador and Costa Rica), the United States and Western Europe (Denmark, Greece, The Netherlands, Italy, Portugal, Spain, Belgium, Germany, France, Turkey and Cyprus).

           In addition, the Company actively maintains contact with approximately 150 suppliers worldwide, through which it assesses on an on-going basis world market trends, fluctuations in prices and terms internationally available and other updating of issues relevant to its business.

           The following table represents the percentage of purchases by the Company from suppliers who account for more than 5% of the total purchases in the years 2000, 2001 and 2002:

-------------------- ---------------- ---------------- -----------------
      Supplier            2002              2001             2000
-------------------- ---------------- ---------------- -----------------
Supplier A                13.0%             12.9%             4.6%
-------------------- ---------------- ---------------- -----------------
Supplier B                 6.2%              7.3%            11.4%
-------------------- ---------------- ---------------- -----------------
Supplier C                 8.3%              --                --
-------------------- ---------------- ---------------- -----------------
Supplier D                 2.2%              4.8%            11.1%
-------------------- ---------------- ---------------- -----------------

           The Company is not dependent on any supplier in respect of a majority of the products imported by it. In respect of certain products, however, the Company is dependent exclusively on one source of supply. Five of such products accounted, in the aggregate, for approximately 15%, 18% and 19% of the Company's sales in the years ended December 31, 2002, 2001 and 2000, respectively. Termination of the Company's business relationships with such suppliers and/or a material adverse change in the terms at which the Company purchases such products from such suppliers may have a material adverse effect on the Company's financial results. There can be no assurance that alternative sources for such products, if required, will be readily available nor can there be any assurance as to the terms of purchase of such products from such alternative sources.

           The Company does not generally enter into written agency or other agreements with its suppliers. However, the Company has written confirmations from certain foreign suppliers, confirming the exclusive appointment of the Company as the sole agent and/or distributor of such suppliers either with respect to a specific product or, in certain cases, with respect to a line of products, within the State of Israel. These exclusivity rights have generally been granted for a period ranging between 12 and 36 months terminating through 2003, and in certain cases are conditional upon the Company's compliance with certain minimum purchase requirements. The suppliers from which the Company received such letters of confirmation accounted for approximately 22%, 25% and 20% of the Company's purchases in 2002, 2001 and 2000, respectively. In a few instances the Company did not fulfill its commitment to the minimum purchase requirements, but no supplier has terminated its agreement because the Company did not fill the quotas. The Company's purchases are not motivated by a desire to fulfill minimum quota requirements, and the considerations in purchasing products from these suppliers are identical to those for purchasing from other suppliers.

           In addition to such arrangements, the Company routinely varies its sources of supply and purchases depending on price levels, product quality and product availability. Sales of products which are sourced from suppliers with which the Company has no written agreements (or written confirmations for exclusivity rights) accounted for approximately 78%, 75% and 80% of the Company's total purchases in 2002, 2001 and 2000, respectively.

           Certain of the products imported by the Company are seasonal agricultural products, such as artichokes, cherries, mushrooms and peaches. In order to assure itself a continued supply of these seasonal items, the Company generally arranges with the manufacturers of such products at the beginning of the season for the terms of purchases of such items for the coming year.

           The Company's products are packaged by various manufacturers and suppliers abroad and labeled with Hebrew, English and, in certain cases, Arabic and Russian labels, according to the Company's instructions and requirements. See "Government Regulation."

           A substantial portion of the Company's purchases from suppliers are made in USD (such as purchases from the Far East, the United States, South America, and certain European countries, including Greece and Turkey) with the remaining purchases usually made in Euro and other foreign currencies (e.g. Danish and Swedish Crowns). Supply is generally made against letters of credit for a period of up to 90 days. See "Item 5: "Operating And Financial Review and Prospects", Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets."

           For the years ended December 31, 2002 and 2001, respectively, the Company issued orders to suppliers against letters of credit amounting in the aggregate of approximately NIS 49.6 million (USD 10.5 million) and NIS 78.7 million (USD 16.6 million), respectively.

Customers

           The Company's products are marketed and sold to over 600 customers throughout Israel and to a substantially lesser extent to customers in the areas administered by the Palestinian Authority. The Company has occasionally sold to importers from Europe. During 1998, the Company first sold one of its food products, olive oil, to importers in France, and another one of its food products, canned mushrooms, to Argentina. In 2001 and 2002 the Company sold sugar cubes and pickles to France.

           The Company's customers generally are comprised of two major groups: supermarket chains in the organized market, and private supermarket chains, wholesalers and institutional customers. The Company's customers include several of the largest supermarket chains in the organized market in Israel, including: Supersol Ltd. (which also includes the Hypercol, the Hyperneto, the Universe Food Warehouse Club, Cosmos, Machsaney Mazon, Zol Lemehadrin, Cosmos Lemehadrin, Birkat Rachel and Hutzot Lahav); Club Market Marketing Chains Ltd. (which also includes the Club Market, Hatzi Kupa, Zol Po, Jumbo and Glat Market); the Co-op Blue Square Cooperative Society Ltd. (which also includes the Co-op Blue Square Super Company Ltd., Zil Va'Zol, the Co-op Blue Square Hyper Company Ltd., the Supercenter, The Super Center City, King Center, The Train Warehouses chain in Beer Sheba, Mega, Shefa Shuk and the Shefa Mehadrin); Co-Op Jerusalem; Mashbir Mazon.

           The Company contracts with the supermarkets in the organized market through their purchasing centers and buyers. The Company also distributes its products in the private supermarket chains and through a network of wholesalers and institutional consumers such as catering halls and food service companies.

           The Company's sales, by customer group, for the years ended December 31, 2002, 2001 and 2000 are as follows:


                                                                           Percentage of Total Sales
                                                                            Year Ended December 31
                                                                   ------------------------------------------
         Customer Groups                                             2002        2001       2000       1999

         Supermarket Chains in the organized market                    41%         43%        49%       52%

         Private Supermarket Chains, Wholesalers and
         institutional consumers and the Palestinian Authority         59%         57%        51%       48%
                                                                      100%        100%       100%      100%

           For the years ended December 31, 2002 and 2001, the Company's three largest customers (all of which are supermarket chains in the organized market) constituted, in each case, in excess of 5% of the Company's sales, and together aggregated approximately 41% and 43%, respectively, of the Company's sales during such periods, the major one of which accounted for 27% of the Company's sales in 2002 (compared to 19% in 2001). The loss of any of these major customers could have a material adverse effect on the Company's financial condition and results of operations. The Company is seeking to expand its operations in other areas so as to reduce its dependence on any single significant customer. The Company wishes to reduce its sales to supermarket chains in the organized market compared with its sales to private supermarket chains, wholesalers and institutional customers, because of the larger profit margin of sales to the latter customers.

           The Company is under a commitment to pay incentives to certain customers in the organized market and in the private supermarket chains in relation to the increase in volume of sales in excess of a certain agreed upon amount which varies among customers. Such incentives range from 1% to 9% of the annual sales of the Company to such customers. Such incentives are generally paid at the beginning of each year with respect to the previous year's sales. Such arrangements also generally include specific exclusions, such as direct or joint importing of products that are not considered for purposes of such incentives. Certain of such commitments are oral and not evidenced in written documents. For the years ended December 31, 2002, 2001 and 2000 the Company paid and/or is obligated to pay approximately NIS 2,465 thousand (USD 520 thousand), NIS 4,434 thousand (USD 936 thousand) and NIS 1,743 thousand (USD 368 thousand) respectively, in respect of such incentives. As of 2003, the Company decided to award incentives to some wholesalers for annual purchases over a certain sum.

Distribution, Marketing and Sales

           The Company generally has no written agreements with its customers, nor are its arrangements with its customers on an exclusive basis. The Company generally extends its customers approximately 60 to 90 days credit beginning at the end of the month in which the sale takes place. The supermarket chains in the organized market generally effect payment by wire transfers or cash payments on the due date, while other customers are generally required to provide promissory notes. The Company generally does not require the supermarket chains in the organized market to provide any kind of security for payments; however, other customers may be required to provide security, including personal guarantees. The Company generally enables its customers to return products.

           The volume of bad debts of the Company amounted in the years ended December 31, 2002, 2001 and 2000 amounted to NIS 0 thousand (USD 0 thousand), NIS 105 thousand (USD 22 thousand) and NIS 138 thousand (USD 29 thousand), respectively.

           Sales are made by the placement of customers' orders which are directed to the Company's regional office by the sales personnel or directly by the customers. Orders are transferred to the Company's warehouse facilities in Yavne for preparation and delivery by the Company's own trucks. In certain cases, the Company transports products directly from port to customers, utilizing the services of independent transporters.

           The Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of 80 days. Products ordered in full container loads by customers are generally forwarded directly to the customers' facilities without being stored in the Company's facilities. The Company does not regularly maintain significant backlog of orders from customers. The Company's inventory as of December 31, 2002 was NIS 16,618 thousand (USD 3,508 thousand) compared with NIS 20,556 thousand (USD 4,339 thousand) as of December 31, 2001 and compared with NIS 11,391 thousand (USD 2,405 thousand) as of December 31, 2000.

           The Company participates in various sales campaigns within the supermarket chains, intended to stimulate sales volume. Among such campaigns are food festivals initiated by the supermarket chains and certain importers, including the Company, in which the import and marketing of products from a specific country or region are celebrated and promoted. In the years 2002, 2001 and 2000 the Company participated in various festivals, including the Mediterranean Festival, for certain products imported from Italy, The Netherlands, Turkey and Greece and the Greek Festival, for certain products imported from Greece. Such festivals typically involve increased display space as well as enhanced promotional activities, both with respect to the festival itself and the products. Such activities are sponsored by the supermarkets in collaboration with the importers participating in the festival. The cost of the Company's participation in such activities is minimal. Within this framework, the Company imports a wide variety of products which include pastries, vegetables, jams, cheese, fish, and dairy products, as well as certain artifacts typical to the culture and/or cuisine of each specific festival.

           The Company maintains close contact with its consumer markets in an effort to be attentive to market needs, market trends, the demand for certain products and their value to the market. The Company also regularly gathers information on new products manufactured worldwide, including by attending food exhibitions and maintaining close relations with manufacturers and suppliers worldwide.

Competition

           The food distribution business in Israel is highly competitive with respect to imported, as well as locally manufactured, food products. The Company believes that it presently faces direct competition from a number of importers of food products.

           Certain of the products imported by the Company are also produced by local manufacturers in Israel, such as canned fish, edible oils, certain pickles, olives, pasta and certain dairy products. The Company believes that it may also face competition from potential new-comers to the food business, as well as from existing importers and/or manufacturers currently not involved in the same line of products as the Company.

           Certain of the Company's competitors (Shemen and Milomor in the oil marketing field, Fodor and Posidon in the fish marketing field, Pri HaGalil, Posidon and Yachin-Vita in the vegetable marketing field) are substantially more established, have greater market recognition and have greater financial, marketing, human and other resources than those of the Company. If any of the Company's major competitors materially reduce prices, The Company would experience significantly more competitive pressure. The Company cannot predict whether it could successfully compete with these pressures and, if it were unable to do so, the Company's business would suffer.

Intellectual Property Rights

           The Company markets certain products under the trademark "Willi-Food," which was approved for registration in Israel in May 1997 for certain uses relating to the food industry. The Company markets certain products under the trademark "Gold-Frost," which was registered in Israel in February 2002. There can be no assurances as to the degree of protection this registration will afford. Other products marketed by the Company under their original brand name are "Completa", "Borges" and "Flavor House". The Company imports several products for the Supersol chain under the brand name "Superclass," which is Supersol's brand name. The volume of the sales of this brand name to the Super Sol chain in the years ended December 31 2002, 2001 and 2000 amounted to 20%, 26% and 10% of the total sales to Supersol, respectively.

Employees

           As of April 30, 2003, the Company, including its subsidiaries, employed a total of 54 persons, 6 of whom are in management positions, 17 of whom are involved in the Company's import and sales departments, 19 of whom are in warehousing and transportation and 12 of whom rendered accounting, general administration and managerial services. On April 30, 2002 the Company, including its subsidiaries, employed a total of 53 persons, 6 of whom are in management positions, 16 of whom are involved in the Company's import and sales departments, 19 of whom are in warehousing and transportation and 12 of whom rendered accounting, general administration and managerial services. In 2000 the Company employed 47 employees, compared with 33 in 1999. The Company also engages temporary employees on an hourly basis and other employees supplied by manpower companies. See Item 6: "Directors, Senior Management and Employees." The Company believes that the working relations within the Company are satisfactory.

           Israeli labor laws are applicable to all of the Company's employees as are certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association), by order of the Israeli Ministry of Labor. These provisions principally concern the length of the work day, minimum daily wages for professional workers, paid annual sick leave, discrimination, insurance for work-related accidents, social security, procedures for dismissing employees, determination of severance pay and other conditions of employment.

           In addition, Israeli employers, including the Company, are required to provide certain escalations in wages in relation to the increase in the Israeli consumer Price Index ("CPI"). The specific formula for such escalation varies according to agreements between the Government of Israel, the Manufacturers' Association and the Histadrut.

           A general practice in Israel followed by the Company, although not legally required, is the contribution of funds on behalf of its senior employees to a fund known as "Manager's Insurance." This fund provides a combination of savings plan, insurance and severance pay benefits to participating employees, giving these employees a lump sum payment upon retirement and securing their right to receive severance pay, if legally entitled, upon termination of employment. The employee contributes an amount equal to 5% to 5.5% of his wages and the Company contributes an additional 13.3% to 15.8%. In addition, Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (which is similar, to some extent, to the United States Social Security Administration). The payments thereto amount to approximately 14% of wages; the employee's share being 9% and the employer's 5%.

Government Regulation

           The importation, storage, distribution, marketing and labeling of food products is subject to extensive regulation and licensing by various Israeli government and municipal agencies, principally the Ministry of Health and the Ministry of Trade and Industry of the State of Israel. The Company is required to maintain its distribution processes, as well as the products imported by it, in conformity with all applicable laws and regulations. Failure to comply with these applicable laws and regulations could subject the Company to civil sanctions, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on the Company. The Company believes it complies in all material respects with the above-mentioned requirements.

           In 1978 the Israeli government issued the free import decree, which exempts the import of most food products from the need to acquire a license. However, permits from the Ministry of Health and the Ministry of Agriculture are still required. Israeli government policy is currently in favor of exposing the local market to certain imported products. Since September 1991, certain customs duties, formerly levied on products, including those imported by the Company, have been canceled. Customs duties and charges are levied on a portion of the Company's products.

           The Company is required to obtain import licenses for the import of certain food products. The Company has obtained the necessary import licenses for the products imported by it as required by the import authorities. The Company has also obtained the necessary authorization required by the Ministry of Health (Food Authority) for the import of food products to Israel.

           The Company's products are packaged by various manufacturers and suppliers abroad and labeled in Hebrew, English and, in certain cases, Arabic and Russian, according to the Company's instructions and the requirements of the Israeli authorities.

           Since the beginning of the Company's activities, the Company has been found to have mislabeled packages four times as a result of which the Company has paid an immaterial amount of fines.

           Most of the products which the Company imports and markets are approved as Kosher by and/or under the supervision of various supervisory institutions including the Kashrut Committee of the Shearit Israel Rabbinical Court, Chug Chatam Sofer Bnei Brak, Chug Chatam Sofer Petach Tikva, the Chief Rabbinate of Israel, certain Jewish organizations administering Kashrut procedures and certificates (such as the Union of the Orthodox Jewish Congregation of America (O.U.), Star-K) and rabbis' of local Jewish congregations abroad. Such procedures include, in certain cases, personal supervision by a Kashrut supervisor sent by such institutions to the manufacturing facilities from which the Company purchases products, who is present at the plant during the processing of the product. Under Israeli law, the Company is required to ascertain that the foodstuffs which it offers for sale bear kosher certification approved by certain authorities, such as the Chief Rabbinate of Israel, and also the name of the individual authorized to certify such product. Not all products marketed by the Company have been so certified, although they do bear certain kosher certification from other certification bodies.

Property

           The Company's principal executive offices are situated at a leased facility in the northern industrial zone of Yavne, at 3 Nahal Snir St., Israel, 35 km south of Tel-Aviv. These premises serve as the Company's logistic center for warehousing and distribution of food products as well. The Yavne facility is leased by the Company from Titanic Food Ltd., a private Israeli company controlled by Messrs. Joseph Williger, the Company's Chief Executive Officer and a director, and Zvi Williger, the Company's Chief Operating Officer and Chairman of the Board. The lease was for a period of two years expiring on January 14, 2002, and was extended for an additional period of two years - until January 14, 2003. The Company has the option to extend the lease for two more additional two-year periods - until January 14 2007 with a concomitant increase in rental fees for each of such additional periods. The Company implemented its option for an additional period of two years until 14 January 2005 and still holds an option for an additional period of two years beginning 14 January 2005 and ending 14 January 2007.

           This facility consists of approximately 5,387 square meters (approximately 48,500 square feet) (a four-story building plus a basement). The monthly rental fee (excluding VAT) for this facility is approximately USD 34,178. The rent is payable in advance on a quarterly basis. The Company believes that the terms of the above mentioned lease are no less favorable to it than could be obtained from an unaffiliated third party. The amounts paid by the Company as rental fees in the years ended December 31 2002, 2001 and 2000 were NIS 1,850 thousand (USD 390 thousand), NIS 1,748 thousand (USD 369 thousand) and NIS 1,639 thousand (USD 346 thousand), respectively. The Company has been operating the Yavne facility under a municipal business license as required under Israeli law. The license has been granted permanently.

           The Company utilizes warehouse services in the area of the Ashdod seaport. The Company is charged only for storage per container, i.e., there are no charges for rental while the Company does not use the services. The payment for these services for the years ended December 31, 2002 and 2001 was NIS 839 thousand (USD 177 thousand) and NIS 880 thousand (USD 186 thousand), respectively. Management believes that the facilities leased by the Company adequately suit the Company's present and reasonably foreseeable needs.

ITEM 5

           Operating and Financial Review and Prospects

A.         Overview

           The Company is engaged in the import, marketing and distribution of a broad range of food products purchased from over 100 suppliers worldwide and marketed throughout Israel, and to a much lesser extent, the areas administered by the Palestinian Authority. The products imported by the Company are marketed in Israel and sold to over 600 customers including supermarket chains, wholesalers and institutional consumers. The Company was incorporated in Israel in January 1994 and commenced its operations in February 1994.

           For the year ended December 31, 2002 each of the Company's three largest customers accounted for more than 5% (or in the aggregate approximately 41%) of the Company's sales, and for the year ended December 31, 2001, each of the Company's three largest customers accounted for more than 5% (or in the aggregate approximately 43%) of the Company's sales. The loss of any of these major customers could have a material adverse effect on the Company's financial condition and results of operations.

           For convenience purposes, the financial data for the years ended December 31, 2002, 2001, 2000 and 1999 has been translated into U.S. dollars using the representative exchange rate as of December 31, 2002 of NIS 4.737 = USD 1.00.

           The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto which are included elsewhere in this Annual Report.

B.         Critical Accounting Policies

           Management's discussion and analysis is based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Israel and adapted to the generally accepted principles accepted in the United States. The use of these generally accepted principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting accounting periods presented. These estimates include assessing the collectability of accounts receivable and the recoverability of inventory. Actual results could differ from those estimates. The markets of the Company's products are characterized by intense competition and a rapid turnover of products and frequent new introductions of products, all of which may impact the future realizability of the Company's assets.

           The following critical accounting policies and significant judgments and estimates are used in the preparation of the consolidated financial statements.

1. Revenue Recognition - revenue from product sales is recognized upon the shipment to the consumers, when the title and risk of loss have been transferred to the consumer, price and terms are agreed and when no significant vendor obligations exist and collection of the resulting receivable is reasonably assured. Incentive to certain customers - the Company is obligated to pay incentives to certain customers in relation to the volume of sales in excess of a certain amount. The incentive is calculated as a percentage of the annual sales to the customer. In accordance with EITF 01/9n the Company presents revenue net of such incentives. The Company grants its customers the right to return the products. A provision for customers' return is recorded for the estimated future products return, based on the Company's experience. This policy is significant because revenue is a key component of the Company's operations and because revenue recognition determines the timing of certain expenses. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause the Company's operating results to vary from quarter to quarter and may result in operating losses.

2. Inventories - are stated at the lower of cost or market value. Cost is determined by the FIFO (first in first out) method. Review of inventory values and quantities cause the Company to write down the difference between the cost and the estimated market value upon assumption about future demand and market conditions. If the inventory is determined to be undervalued, the Company may have to recognize additional operating income at the time of sale. Any significant unanticipated change in demand or expiration of product life could have a significant impact on the value of the inventory.

C.    Results of Operations

           The following table sets forth for the periods indicated, the correlation (in percentages) between items from the Company's statements of operations to its total sales for such periods:


                                                Year Ended              Year Ended            Year Ended
                                            December 31, 2002        December 31, 2001      December 31, 2000

   Sales                                          100%                     100%                  100%

   Cost of sales                                  78.47%                   77.40%                78.22%

   Gross profit                                   21.53%                   22.60%                21.78%

   Selling expenses                               7.78%                    7.52%                 7.12%

   General and administrative expenses            6.36%                    6.80%                 6.54%

   Operating Income                               7.39%                    8.28%                 8.12%

   Financial income (expenses), net              (0.19%)                   1.35%                 1.16%

   Income before taxes on income                  7.22%                    9.63%                 9.30%

   Taxes on income                                1.74%                    3.14%                 3.17%

   Net Income                                     5.48%                    6.49%                 6.13%
                                                  -----                    -----                 -----

Year Ended December 31, 2002 Compared With Year Ended December 31, 2001

           Sales. Sales for the year ended December 31, 2002, decreased by approximately NIS 4.23 million (USD 0.9 million), or 3.12%, to approximately NIS
131.3 million (USD 27.7 million) from NIS 135.6 million (USD 28.6 million) for the year ended December 31, 2001. This decrease in sales is mainly attributable to the financial situation of the Israeli economy through 2002 - a real decrease in food prices, widening recession, wage erosion and rising unemployment which caused a depreciation of buying power, and continuing competition among producers and importers.

           Cost of Sales. Cost of sales for the year ended December 31, 2002, decreased by approximately NIS 1.9 million (USD 0.4 million), or 1.78%, to approximately NIS 103.1 million (USD 21.8 million) from approximately NIS 104.9 million (USD 22.2 million) for the year ended December 31, 2001. The decrease was mainly attributable to decreased sales during 2002 (see above) and efficiency in managing these costs in changing circumstances, including an increase in the costs of importing products due to the devaluation of the USD and Euro exchange rate to the NIS.

           Gross profit. The results of sales and cost of sales, as mentioned above, created a gross profit of NIS 28.3 million (USD 6.0 million) equal to 21.53% of the sales, compared to 22.60% in 2001 and 21.78% in 2000. These results are due to efficiency in the ratio between sales and cost of sales and reduction of sales prices to customers due to market conditions and competition versus the above-mentioned rise in the price of products.

           The Company cannot reasonably foresee the product mix of its future sales nor the cost of future supplies. Accordingly, there can be no assurance that the above gross margin levels will be maintained in the future.

           Sales and marketing Expenses. Sales and marketing expenses for the year ended December 31, 2002 slightly increased to approximately NIS 10.2 million (USD 2.2 million), or 7.78% of sales, from approximately NIS 10.2 million (USD 2.2 million), or 7.52% of sales, for the year ended December 31, 2001.

           General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2002 decreased by approximately NIS 0.9 million (USD 0.2 million) to approximately NIS 8.4 million (USD 1.8 million), or 6.36% of sales, from approximately NIS 9.2 million (USD 1.9 million), or 6.81% of sales, for the year ended December 31, 2001.

           Operating Income. Operating income for the year ended December 31, 2002 decreased by approximately NIS 1.5 million (USD 0.3 million), or 13.55%, to approximately NIS 9.7 million (USD 2.0 million) from approximately NIS 11.2 million (USD 2.4 million) for the year ended December 31, 2001.

           Financial Income (Expenses), Net. The financial expenses, net, for the year ended December 31, 2002 was approximately NIS 0.2 million (USD 0.05 million) compared with financial income, net, of approximately NIS 1.8 million (USD 0.4 million) for the year ended December 31, 2001. The results in 2002 were effected by a decline in the value of securities for trade, and an erosion of equity due to an annual increase of 6.5% in the CPI compared with 1.4% in the previous year. The income in 2001 was mainly due to increase in the value of securities and interest on deposits, arising from cash surpluses, which were invested in short term deposits and traded securities.

           Income before Taxes. Income before taxes for the year ended December 31, 2002 decreased by approximately NIS 3.6 million (USD 0.8 million), or 27.35%, to approximately NIS 9.5 million (USD 2.0 million) from NIS 13.1 million (USD 2.8 million) for the year ended December 31, 2001.

           Taxes on Income. Taxes on income for the year ended December 31, 2002 decreased to approximately NIS 2.3 million (USD 0.5 million) from approximately NIS 4.3 million (USD 0.9 million) in the year ended December 31, 2001.

           Net Income. Net income for the year ended December 31, 2002 was approximately NIS 7.2 million (USD 1.5 million), or 5.48% of sales, compared with approximately NIS 8.8 million (USD 1.9 million), equal to 6.49% of sales for the year ended December 31, 2001.

Year Ended December 31, 2001 Compared With Year Ended December 31, 2000

           Sales. Sales for the year ended December 31, 2001, decreased by approximately NIS 1.3 million (USD 0.3 million), or 0.98%, to approximately NIS
135.6 million (USD 28.6 million) from NIS 136.9 million (USD 28.9 million) for the year ended December 31, 2000. This minor decrease in sales was mainly attributable to the financial situation of the Israeli economy through 2001 and continuing competition among producers and importers.

           Cost of Sales. Cost of sales for the year ended December 31, 2001, decreased by approximately NIS 2.2 million (USD 0.5 million), or 2.02%, to approximately NIS 104.9 million (USD 22.1 million) from approximately NIS 107.1 million (USD 22.6 million) for the year ended December 31, 2000. The decrease was mainly attributable to decreased sales during 2001 (see above) and efficiency in managing these costs in changing circumstances. The Company achieved a higher gross profit for the year ended December 31, 2001 - 22.60%, compared to 21.78% for the year ended December 31, 2000. The increase in the gross profit for the year ended December 31, 2001 is attributable to streamlining steps undertaken by the Company during the year 2001, and an improvement in sales to the private market compared with a decrease in sales to the institutional market.

           Sales and marketing Expenses. Sales and marketing expenses for the year ended December 31, 2001 increased by approximately NIS 0.4 million (USD 0.1 million), or 4.50%, to approximately NIS 10.2 million (USD 2.2 million), or 7.52% of sales, from approximately NIS 9.8 million (USD 2.1 million), or 7.12% of sales, for the year ended December 31, 2000.

           General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2001 increased by approximately NIS 0.3 million (USD 0.06 million) to approximately NIS 9.2 million (USD 1.9 million), or 6.81% of sales, from approximately NIS 8.9 million (USD 1.9 million), or 6.54% of sales, for the year ended December 31, 2000.

           Operating Income. Operating income for the year ended December 31, 2001 increased by approximately NIS 0.1 million (USD 0.02 million), or 0.95%, to approximately NIS 11.2 million (USD 2.4 million) from approximately NIS 11.1 million (USD 2.4 million) for the year ended December 31, 2000.

           Financial Income, Net. The financial income net for the year ended December 31, 2001 was approximately NIS 1.8 million (USD 0.4 million) compared with financial income net of approximately NIS 1.6 million (USD 0.3 million) for the year ended December 31, 2000. The increase in financial income was mainly due to growth of securities and interest on deposits, arising from cash surpluses, which were invested in short term deposits and traded securities.

           Income before Taxes. Income before taxes for the year ended December 31, 2001 increased by approximately NIS 0.3 million (USD 0.07 million), or 2.62%, to approximately NIS 13.1 million (USD 2.8 million) from NIS 12.7 million (USD 2.7 million) for the year ended December 31, 2000.

           Taxes on Income. Taxes on income for the year ended December 31, 2001 slightly decreased to approximately NIS 4.26 million (USD 0.9 million) from approximately NIS 4.34 million (USD 0.92 million) in the year ended December 31 2000.

           Net Income. Net income for the year ended December 31, 2001 was approximately NIS 8.8 million (USD 1.9 million), or 6.49% of sales, compared with the year ended December 31, 2000 - approximately NIS 8.4 million (USD 1.8 million), equal to 6.13% of sales.

D.         Liquidity and Capital Resources

           Since its inception, the Company's operations have been funded through cash flows from operating activities, short-term indebtedness provided by Israeli banks and loans from Willifood Investments Ltd., its controlling shareholder. The Company's bank indebtedness is secured by certain liens on its share capital, goodwill and certain other assets. For the year ended December 31, 2002, cash and cash equivalents increased from approximately NIS 26.3 million (USD 5.5 million) to approximately NIS 27.7 million (USD 5.8 million). For the year ended December 31, 2001, cash and cash equivalents decreased from approximately NIS 29.2 million (USD 6.2 million) to approximately NIS 26.3 million (USD 5.5 million).

           For the year ended December 31, 2002, the Company generated a positive cash flow from operating activities of approximately NIS 9.3 million (USD 2.0 million), primarily as a result of net income of approximately NIS 7.2 million (USD 1.5 million). For the year ended December 31, 2001, the Company generated a positive cash flow from operating activities of approximately NIS
9.2 million (USD 1.9 million) primarily as a result of net income of NIS 8.8 million (USD 1.9 million). For the year ended December 31, 2000, the Company generated a positive cash flow from operating activities of approximately NIS
8.2 million (USD 1.7 million).

           During the year ended December 31, 2002, the Company utilized NIS 6.8 million (USD 1.4 million) for investing activities, mainly the purchase of marketable securities amounting to NIS 5.9 million (USD 1.2 million) and purchase of property and equipment for NIS 1.1 million (USD 0.2 million). During the year ended December 31, 2001, the Company utilized approximately NIS 14.4 million (USD 3.0 million) for investing activities, mainly due to purchase of marketable securities amounting to NIS 12.9 million (USD 2.7 million) and purchase of property and equipment amounting to NIS 1.1 million (USD 0.2 million). During the year ended December 31, 2000, the Company generated approximately NIS 4.1 million (USD 0.9 million) from investing activities, mainly the sale of marketable securities amounting to NIS 5.0 million (USD 1.0 million) reduced by the purchase of property and equipment for NIS 0.9 million (USD 0.2 million).

           During the year ended December 31, 2002, the Company utilized cash flow from financing activities of NIS 1.2 million (USD 0.2 million) - mostly short term bank credit. During the year ended December 31, 2001 the Company generated cash flow from financing activities of NIS 2.3 million (USD 0.5 million). In the year ended December 31 2000 the Company did not generate any cash from financing activities.

           The Company's cash requirements, net, during the years ended December 31, 2002 and 2001 were met primarily through its working capital. In the year 2002 The Company made due with short-term credit of NIS 1.1 million (USD 0.2 million). The Company had no short term bank credit or loans from Willifood Investments Ltd. as of December 31, 2002.

           As of December 31, 2002, the Company had working capital of approximately NIS 77.2 million (USD 16.3 million) compared with NIS 69.8 million (USD 14.7 million) as of December 31, 2001.

           The Company's trade receivables slightly increased to NIS 24.6 million (USD 5.2 million) as of December 31, 2002 from NIS 24.3 million (USD 5.1 million) in December 2001. The days revenues outstanding were 68 as of December 31, 2002 compared to 65 as of December 31, 2001, 86 as of December 31 2000 and 63 as of December 31, 1999.

           The Company believes that its present working capital is sufficient for the Company's present requirements.

E. Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

           The rate of inflation in Israel during the past seven years has been significantly reduced compared to the situation of the Israeli economy before that. The rate of devaluation which was low until 2002, has increased and the representative rate of the dollar reached NIS 4.737 on December 31, 2002 compared with NIS 4.416 on December 31, 2001. The representative rate of the dollar on May 31, 2003 was NIS 4.373. The annual rates of inflation during the years ended December 31, 1995, 1996, 1997, 1998, 1999, 2000, 2001 and 2002 were approximately 8.1%, 10.6%, 7.0%, 8.6%, 1.3%, 0%, 1.4%, and 6.5% respectively, while during such periods Israel effected devaluation of the NIS against the U.S. Dollar of approximately 3.9%, 3.7%, 8.7%, 17.65%, (0.2%), (2.7%), 9.3% and
7.3% respectively. During each of the years ended December 31, 1995, 1996, 1999 and 2000, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the dollar, while during each of the years ended December 31, 1997, 1998, 2001 and 2002 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel.

           A devaluation of the NIS in relation to the dollar will have the effect of decreasing the dollar value of any assets of the Company which consist of NIS or receivables payable in NIS. Such a devaluation would also have the effect of reducing the dollar amount of any liabilities of the Company which are payable in NIS (unless such payables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar will have the effect of increasing the dollar value of any linked assets of the Company and the dollar amount of any linked NIS liabilities of the Company. The representative rate on December 31, 2002 was 4.737 per USD 1.00, constituting a devaluation of 7.3% from the representative rate on December 31, 2001 which was NIS 4.416 per USD 1.00. The representative rate on December 31, 2001 was NIS 4.416 per USD 1.00, constituting a devaluation of 9.3% from the representative rate at December 31, 2000 which was 4.041 per USD 1.00. The representative rate on December 31, 2000 was NIS 4.041 per USD 1.00, constituting a devaluation of 2.7% from the representative rate at December 31, 1999 which was 4.153 per USD 1.00.

           The dollar cost of the Company's operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by the devaluation of the NIS in relation to the US dollar.

           The Company's assets are not linked to the Israeli CPI or the US dollar. However, some of the Company's liabilities are linked to the Israeli CPI and various foreign currencies. Consequently, inflation in Israel and currency fluctuations will have a negative effect on the value to the Company of payments the Company receives in NIS and on the Company's liabilities linked to foreign currencies.

F.         Forward-Looking Statements

           This Report contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). When used in this Report, the words "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or the management of the Company identify, forward-looking statements. Such statements reflect the current views of the Company with respect to future events, based on certain assumptions and information currently available to management, all of which are subject to certain risks and uncertainties including, among others, the Company's ability to develop and introduce new products, any significant deterioration in the Company's relationship with its key customers and suppliers, the Company's ability to successfully integrate the operations of the Company's subsidiaries with those of the Company, fluctuations in key currency exchange rates, changes in the political and economic conditions in Israel, and other factors which may be beyond the Company's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results of operations may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

ITEM 6

           Directors, Senior Management and Employees

           The directors, executive officers and key employees of the Company are as follows:



         Name                        Age   Position with the Company

         Joseph Williger             46    Chief Executive Officer and Director
         Zvi Williger                48    Chief Operating Officer and Chairman
                                           of the Board
         Rachel Bar-Ilan(1)          45    Director
         L. Marc Zell(1)             50    External Director
         Gil Hochboim                33    Chief Financial Officer
         ----------------------

         (1) Members of the Company's Audit Committee.

           The Directors are elected at the annual general meeting of shareholders and hold office until the next annual general meeting of shareholders, and until their successors have been elected. Officers serve at the discretion of the board, subject to the terms of any agreement between officers and the Company.

           The business experience of each of the directors, executive officers and key employees of the Company is set forth below:

           Joseph Williger has served as the Chief Executive Officer (or general manager) and a Director of the Company since its inception in January 1994. Prior to January 1997, Mr. Williger provided management services to the Company through Titanic Foods Ltd., a company he owns ("Titanic") and of which he has served as Director since April 1990. He has also served as a director of the Company's subsidiaries, Willi Frozen, W.F.D. and Gold Frost, since September 1996, November 1996 and April 2002, respectively. Mr. Williger has also served as a director and as chairman of the Board of Willifood Investments, the controlling shareholder of the Company, since December 1992 and June 1994, respectively. From March 1992 until May 1993, Mr. Williger served as a joint manager of Williger Ltd., an Israeli public company involved at the time in the food business, and of D.S.P. Limited. Mr. Williger received his academic education in economics from Bar Ilan University in Israel in 1983. Mr. Williger is the brother of Zvi Williger, Chief Operating Officer and Chairman of the Board of Directors of the Company.

           Zvi Williger has served as the Chief Operating Officer and Chairman of the Company since January 1997, and from inception of the Company to January 1997 as a Director and Manager of Marketing Development of the Company. Prior thereto, he provided management services to the Company through Zvi Israel and Co. Limited, a company he owns ("Zvi Israel"). Mr. Williger has also served as a director of the Company's subsidiaries, Willi Frozen, W.F.D. and Gold Frost, since September 1996, November 1996 and April 2001, respectively. Mr. Williger has also served as a director of Willifood Investments since December 1992. From March 1992 to March 1993, Mr. Williger served as a joint manager of Williger Ltd. and D.S.P. Limited. Mr. Williger attended Fresno University in California.

Zvi Williger is the brother of Joseph Williger, Chief Executive Officer and a director of the Company. In August 1995, a criminal proceeding was commenced against Mr. Zvi Williger relating to alleged improper labeling of certain canned mushrooms in 1990 being distributed at that time by a company unaffiliated with the Company. On October 25, 1998, Mr. Zvi Williger was found guilty by the Magistrates Court of such offense, after a plea-bargain was arranged between Mr. Williger and the Israeli prosecution, he was sentenced to pay a fine of approximately NIS 20,500 (USD 4,300) and to provide a personal guarantee to refrain, during a three year period, from committing a similar offense.

           Rachel Bar-Ilan has served as Director of the Company since May 2001. Since 1999, Ms. Bar-Ilan managed the marketing and application of medical laboratory instrumentation in medical laboratories of Medtechnica, a company publicly traded on the Tel Aviv Stock Exchange. From 1994 to 1999, Ms. Bar-Ilan worked for Egentec Ltd., where she was in charge of the marketing and application of medical instrumentation in the chemical field. Ms. Bar Ilan received her degree in Medical Science (MSc) from the Technion - Israel Institute of Technology in Haifa, Israel.

           L. Marc Zell has served as Director of the Company since June 1996 and as an External Director since May 5, 2001. Mr. Zell has been a member of the Washington D.C. law firm of Feith & Zell, P.C., and its Israeli offices of Zell, Goldberg & Co., since 1999. From 1991 to 1999, Mr. Zell was a member of the law firm of Balter, Got, Aloni & Co. Since 1991, he has served as special counsel to the Government of the United States, and as special counsel to the International Monetary Fund on East Jerusalem. Mr. Zell received his BA in Germanic Languages and Literature from Princeton University and his Juris Doctor from the University of Maryland School of Law.

           Gil Hochboim has served as Chief Financial Officer of the Company since August 2000. Mr. Hochboim also provides the Company's principle shareholder - Willifood Investments Ltd. - with certain financial services. Between April 1995 and February 1998 Mr. Hochboim served as Deputy Comptroller of Dan Hotels Corp. Ltd., and between March 1998 and August 2000 he served as deputy manager of Ha'menia Goods Transport Corp. Ltd. Mr. Hochboim is a certified public accountant (Israel). He received his BA in Accounting and Business Management from the College of Management, Tel-Aviv, Israel.

           The Company intends to appoint Mr. Shai Bazak as an External Director and as a member of the Audit Committee in August 2003. Since 2001, Mr. Bazak has been the director manager of C.P.M. Israel Investment Ltd., a company that invests in and markets Israeli products to the United States. From 1998 to 2001, Mr. Bazak served as the Consul General of Israel to the State of Florida and the Commonwealth of Puerto Rico.

           For information concerning other employees of the Company, see Item 4, "Information on the Company-Employees."

Alternate Directors

           The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director. Under the Israeli Companies Law - 1999 ("Companies Law") which, effective as of February 1, 2000, replaced the Companies Ordinance (New Version), 1983 (other than certain specific sections thereof), the directors of the Company can not appoint an incumbent director or an incumbent alternate director as an alternate director. The term of appointment of an alternate director may be for a specified period, or until notice is given of the termination of the specified period or of the appointment. To the Company's knowledge, no director currently intends to appoint any other person as an alternate director, except if the director is unable to attend a meeting of the Board.

External Directors under Israeli laws

           Under the Companies Law, Israeli companies whose securities are publicly traded are required to appoint at least two External directors (the "External Directors") elected at a general meeting of a company's shareholders by a prescribed majority intended to allow non-affiliates to influence such election. The election of an External Director requires a simple majority of a company's shareholders attending and voting at the General Meeting, which majority includes at least one-third of the Non-Controlling Shareholders present and voting. A "Controlling Shareholder" is defined in the Companies Law as a shareholder with the ability to control the actions of the company, whether by majority ownership or otherwise, and for certain special approvals required by the Companies Law may include 25% shareholders. In addition, the votes against any External Director must be less than 1% of the total outstanding shares.

           Under the Companies Regulations (Relief for Public Companies whose Shares are Registered for Trade Outside of Israel) 5760 - 2000 (the "Relief Regulations"), the board of directors of a public company whose shares are registered for trade outside of Israel (hereinafter a "Foreign Traded Company") may resolve that a director who has been appointed before the effectiveness of the Companies Law and who complies with certain standards of independence shall act as External Director of the company.

           The Companies Law details certain standards for the independence of External Directors. They must be unaffiliated with the company on whose board they serve and such company's principals. According to the Companies Law, the External Directors must be residents of Israel; however according to the Relief Regulations, such requirement does not apply to a Foreign Traded company. If all members of the board of directors of a company are of the same sex, such company must appoint at least one External Director of the opposite sex. The External Directors are entitled to obtain all information relating to such company's management and assets and to receive assistance, in special cases, from outside experts at the expense of the company. The law imposes an obligation on these directors to act to convene a meeting of a company's board of directors upon becoming aware of matters that suggest infringements of law, neglect of good business practice or conduct by an Office Holder which may result in a breach of duty of such Office Holder.

           An External Director shall be appointed for a period of three consecutive years and may be re-appointed for one additional three-year period only. Under the Companies Law, any committee of the board of directors to which the board of directors has delegated its powers in whole or in part, must include at least one External Director, and the audit committee must include all the External Directors.

           On May 5, 2001 the Company's Board of Directors resolved, in accordance with the Relief Regulations, that Messrs. Doron Rubin and L. Mark Zell shall act as External Directors of the Company from that date for a three-year period. As of August 2002 Mr. Rubin no longer serves as a director of the Company. The Company intends to appoint Mr. Bazak as an External Director in July 2003.

           Under the Companies Law, Israeli companies whose securities are publicly traded are also required to appoint an internal auditor, in accordance with the proposal of the audit committee. The role of the internal auditor is to examine, inter alia, whether the Company's actions comply with the law, integrity and orderly business procedures. In November 1997, the Board of Directors of the Company, in accordance with the proposal of the Company's audit committee, appointed Mr. Joshua Freund as internal auditor of the Company.

Approval of Certain Transactions under the Companies Law; Audit Committee

           In accordance with the Companies Law and the Company's Articles of Association, the Company has agreed to indemnify and insure its directors and senior officers against certain liabilities which they may incur in connection with the performance of their duties. Under the terms of such indemnification provisions, the company may, to the extent permitted by law, indemnify an Office Holder for legal expenses incurred by him in connection with such indemnification.

           The Companies Law requires disclosure by an Office Holder or by the Controlling Shareholders of the Company to the Company in the event that an Office Holder has a direct or indirect personal interest in transactions to which the company intends to be a party. An "Office Holder" is defined in the Companies Law as a director, managing director, chief business manager, executive vice president, vice president, other manager directly subordinate to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

           The Companies Law requires that certain transactions, actions and arrangements be approved, in certain cases, by the audit committee of a company's board of directors, whose members meet certain criteria of independence as defined in the Companies Law and by the board of directors itself. In certain circumstances, approval of the General Meeting of the Company's Shareholders is also required. All of the External Directors must serve on the audit committee. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

           Approval by the audit committee and/or the board is required for such matters as: (i) certain transactions to which the company intends to be a party and in which an Office Holder, a controlling shareholder and/or certain other parties (including affiliates of the aforementioned) have a direct or indirect personal interest, (ii) actions or arrangements which could otherwise be deemed to constitute a breach by an Office Holder of his or her fiduciary duty to the company, (iii) arrangements with directors as to the term of their service, (iv) indemnification and/or insurance of Office Holders and/or holding such Office Holders harmless, and (v) certain transactions defined in the Companies Law as extraordinary transactions (a transaction which is not in the ordinary course of business or is not at market conditions, or a transaction which is likely to have a material impact on the profitability, property or obligations of the company).

           Arrangements with directors regarding their service (including their indemnification and/or insurance), extraordinary transactions between a public company and controlling shareholders, a private placement to a principal shareholder (a holder of 5% or more of a company's issued share capital or voting rights) or due to which a shareholder will become a Principal Shareholder and, in certain circumstances, the matters enumerated above, may also require the Audit Committee and/or the Board shareholder approval.

           The Company's Audit Committee currently is comprised of Rachel Bar-Ilan and L. Marc Zell. The Company intends to appoint Mr. Bazak as a member of the Audit Committee in August 2003.

           Directors with respect to whom the foregoing matters are brought for Board or Audit Committee approval are not entitled to be present during discussions of, nor to participate in the vote for approval of, such matters at Board and/or Audit Committee meetings, unless a majority of Audit Committee or Board members, as the case may be, have a personal interest in such matter or the matter involves non-extraordinary transactions between the company and either a Director or a third party in which a Director has a personal interest. The Companies Law further provides that in the event that a majority of board members have a personal interest in such a matter, it also requires shareholder approval.

Compensation of Directors and Officers

           The aggregate direct compensation paid by the Company to its directors and officers as a group (5 persons in 2001 and 4 persons in 2002) for the fiscal year 2002 was approximately NIS 2.86 million (USD 0.6 million), excluding bonuses in an aggregate amount of approximately NIS 1.05 million (USD
0.22 million) paid to Messrs. Joseph and Zvi Williger, but including payments made to non-executive directors as mentioned below.

           Payments to non-executive directors in the aggregate amount of approximately NIS 46.4 thousand (USD 9.8 thousand) were made for the fiscal year 2002.

           The foregoing does not include amounts expended by the Company for motor vehicles made available to its officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other benefits commonly reimbursed and paid for by companies in Israel. The Company provides motor vehicles to key employees and certain officers, at the Company's expense.

           See also Item 7, "Major Shareholders and Related Party Transactions - Related Party Transactions."

Management Service Agreements

           As of June 1, 1998, the Company entered into certain management services agreements with certain companies controlled by each of Messrs. Joseph and Zvi Williger, respectively (collectively, the "Williger Companies"), pursuant to which Messrs. Joseph and Zvi Williger are to provide management services on behalf of the Williger Companies to the Company (the "Management Services Agreements").

           The Management Services Agreements were for a period of four years commencing on June 1, 1998 (the "Management Services Period"), were automatically renewed on June 1, 2002 for two years and are automatically renewable for an additional period of two years. The Company may terminate the Management Services Agreements only upon 6 months notice prior to the end of the Management Services Period or any extension thereof, as the case may be. In the event the Company terminates any of the Management Services Agreements prior to the expiration of the Management Services Period or any extension thereof, for any reason whatsoever, it is obligated to pay all amounts due under the respective Management Services Agreements through the expiration of the Management Services Period or any extension thereof, as the case may be.

           Each of the Management Services Agreements provides for monthly services fees equal to USD 24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company's pre-tax annual profits, if such profits are equal to or less than NIS 3.00 million (approximately USD 0.63 million), or at a rate of 5% if such profits exceed such level. In the year ended December 31, 2002, the Company paid an amount of NIS 3.9 million (approximately USD 0.8 million) pursuant to the Management Services Agreements. The Management Services Agreements further provide that benefits in general, including the social benefits of Messrs. Joseph or Zvi Williger, and income tax payments, national insurance payments and other payments due by employees in respect of their employment, are to be paid for at the sole expense of the Williger Companies. The Williger Companies have undertaken to indemnify the Company with respect to any claims against the Company with respect to employer/employee relations. In addition, each of the Management Services Agreements includes confidentiality and non-competition provisions for the duration of the Management Services Period.

           In August 2000, the Company entered into an employment agreement with Mr. Gil Hochboim, pursuant to which Mr. Hochboim has agreed to serve as the Chief Financial Officer of the Company. The agreement provides for a monthly salary of NIS 22,000 (approximately USD 4,644). In addition to this salary, Mr. Hochboim also receives the benefits customarily provided by the Company to its senior employees, including the use of a vehicle.

Allocation of Management Time and Interests

           As of April 1, 1997, the Company and Willifood Investments Ltd. entered into an agreement pertaining to the allocation of corporate opportunities which may arise from time to time. The agreement provides that Willifood Investments will make available and provide a right of first refusal to the Company with regard to any corporate opportunity offered to Willifood Investments Ltd. which relates to the food business.

           Mr. Joseph Williger serves as the chairman of the Board of Directors of Willifood Investments Ltd. and Mr. Zvi Williger serves as a director and a general manager of Willifood Investments Ltd. Messrs. Joseph and Zvi Williger own approximately 20% and 45% of Willifood Investments Ltd., respectively. Willifood Investments Ltd. is the controlling shareholder of the Company. See "Item 7: Major Shareholders and Related Party Transactions."

Services to Willifood Investments Ltd.

           The Company has been providing certain services to Willifood Investments Ltd. on an on-going basis since the Company's commencement of operations, including office space and certain management, financial and administrative services. On April 1, 1997, the Company entered into a service agreement with Willifood Investments Ltd., which become effective as of May 19, 1997, the effective date of the Company's initial public offering. Pursuant to this agreement, Willifood Investments Ltd. is entitled to manage its operations from the Company's executive offices in Yavne, including use of office facilities.

           The Company also agreed to provide Willifood Investments Ltd. with accounting and secretarial services. In consideration for the use of the Company's facilities and such other services, Willifood Investments Ltd. agreed to pay the Company a monthly fee equal to NIS 5,100 (USD 1,077), plus VAT. This fee is payable quarterly and is linked to the Israeli CPI. The agreement is for an unlimited term, mutually terminable upon three months prior notice. The Company believes that the fees for these services and the terms of such agreement are no less favorable to it than could be obtained from an unaffiliated third party.


ITEM 7

           Major Shareholders and Related Party Transactions

           The following table sets forth, as of April 30, 2003, the number of ordinary shares beneficially owned by (i) each shareholder known to the Company to own more than 10% of the ordinary shares and (ii) all directors and officers as a group:


                                                           Number of
                                                  ordinary shares Beneficially
Name and Address                                             Owned                    Percentage of Shares
----------------                                  ----------------------------        --------------------

Willifood Investments Ltd. (1)                            3,368,210 (3)                       78.7%



Joseph Williger (1)                                       3,377,860 (2)(3)(4)                 79.0%
Zvi Williger (1)                                          3,368,210 (2)(3)(4)                 78.7%
All directors and officers as a group (4 persons)         3,407,860 (2)(3)(5)                 79.1%
BMI Capital Corporation (6)                               429,635 (6)                         10.0%


(1) Willifood Investments Ltd.'s securities are traded on the Tel Aviv Stock Exchange ("TASE"). The principal executive offices of Willifood Investments Ltd. are situated at 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel. The business address of each of Messrs. Joseph and Zvi Williger is c/o the Company, 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel.

(2) Includes 3,368,210 ordinary shares owned by Willifood Investments Ltd. Messrs. Zvi and Joseph Williger serve as directors and executive officers of the Company. Under Israeli law, Mr. Zvi Williger is deemed to be the controlling shareholder of Willifood Investments Ltd. and has the ability to control the Company's management and policies, including matters requiring shareholders approval such as election of directors. Under Israeli law, Mr. Joseph Williger, who owns approximately 20% of the ordinary shares of the Company, is not deemed to be a group with Mr. Zvi Williger or a controlling shareholder of the Company.

(3) In connection with Willifood Investments Ltd.'s second public offering on the TASE in October 1997, 1,700,000 of the ordinary shares of the Company held by Willifood Investments Ltd. have been pledged in favor of The Trust Company of the Invested Bank (Israel) as collateral to secure Willifood Investments Ltd.'s obligations and indebtedness to holders of its approximately 15.6 million debentures, which are publicly traded on the TASE.

(4) Excludes 15,000 ordinary shares issuable upon the exercise of options granted to each of Messrs. Joseph and Zvi Williger.

(5) Includes 30,000 ordinary shares (15,000 to each of Joseph Williger and Zvi Williger) issuable upon the exercise of options.

(6) On January 28, 2003, BMI Capital Corporation of 570 Lexington Ave. NY, USA, 10022 announced by filling Form 13G holding 429,635 Shares of the company.

           All of the shareholders of the Company have the same number of votes for each ordinary share held. Of the ordinary shares outstanding, the Company believes that approximately 11.3% are held in the United States of America by approximately 19 holders of record as of June 15, 2003.

Related Party Transactions

           In April 1997, the Company entered into employment agreements with each of Mr. Zvi Williger and Mr. Joseph Williger (related parties), pursuant to which Mr. Zvi Williger agreed to serve as Chairman of the Board of Directors and Chief Operating Officer of the Company and Mr. Joseph Williger agreed to serve as a director and Chief Executive Officer of the Company. Pursuant to the agreements, each of the above-mentioned related parties agreed to devote the substantial portion of his time to his work in the Company.

           The employment agreements were for a period of four years commencing April 1997, and are automatically renewed in April 2001 for an additional two years and are automatically renewable for additional terms of two years each unless either party notifies the other, six months prior to the expiration of the employment period, of his intention not to renew the agreement. If the Company terminated the agreements prior to the expiration of the employment period, it was required to pay to each of the above-mentioned related parties all amounts due to it under the agreements through the end of the employment period.

           The employment agreements provided for each of the above-mentioned related parties monthly remuneration, in NIS, equal to USD 17,500 and an annual bonus for the 1997 fiscal year and thereafter of 3% of the Company's pre-tax annual profits (if such profits are equal to or less then NIS 3 million, approximately USD 0.6 million), or 5% (if such profits exceed this level). The agreements also provided for managers' insurance, study fund, the use of a motor vehicle and reimbursement of expenses. In addition, the agreements included confidentiality undertakings and non-competition provisions.

           In June 1998 the company entered into management service agreements with the above-mentioned related parties through companies they own ("management companies"). These agreements replaced the agreement entered into in April 1997. The agreements are for a period of four years commencing June 1998, were renewed in June 2002 for two years and will automatically be renewed for an additional period of two years. The management fees are USD 24,500 a month to each of the management companies. In addition, according to the agreements, each of the management companies is entitled to an annual bonus as provided in the employment agreements for the year 1998 and thereafter, as described above.

           On April 1, 1997, the Company entered into an agreement with Willifood Investments Ltd., its parent company controlled by Messrs. Zvi and Joseph Williger, pursuant to which the Company may lease office facilities and provide administrative services to its parent for a monthly charge of NIS 5,100 (USD 1,077) from June 1997 linked to the Israeli CPI of June 1997. See Item 6 "Directors, Senior Management and Employees - Compensation of Directors and Officers" and "Management Services Agreements."


ITEM 8

           Financial Information

A.         Dividend Policy

           The Company has never declared or paid cash dividends on its ordinary shares, and does not currently anticipate paying cash dividends in the foreseeable future. However, if dividends are declared, nonresidents of Israel who have purchased ordinary shares of the Company will be able to receive dividends and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident freely repatriable in certain non-Israeli currencies (including dollars) at the rate of exchange prevailing at the time of conversion, pursuant to a general permit issued by the Controller of Foreign Currency at the Bank of Israel under the Currency Control Law, 1978, as amended in May 1998, provided that Israeli income tax has been paid on such amounts by the Company.

           Neither the Memorandum of Association or Articles of Association of the Company nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel.

B.         Guarantees and Pledges

           The Company guarantees, without limitation as to amount and for an unlimited period of time, 50% of the obligations of its wholly-owned subsidiary, Willi Frozen, both to bank Leumi Le'Israel Ltd. and to the United Mizrahi Bank Ltd. As of December 31, 2002, Willi Frozen (previously Fanny Food Importing and Distribution (1996) Limited) had no obligations to such banks.

           The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary, W.F.D., to the United Mizrahi Bank Ltd. As of December 31, 2002, W.F.D. had no substantial obligations to United Mizrahi Bank Ltd.

           The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary, Gold Frost, both to bank Leumi Le'Israel Ltd. And to the United Mizrahi Bank Ltd. As of December 31, 2002, Gold Frost had no obligations to such banks.

           Pursuant to a debenture issued to each of Bank Le'umi Le'Israel, Bank Mizrahi Ltd. and Bank Hapoalim Ltd., the Company has pledged all of its assets (including its outstanding share capital and good will of the Company) in favor of these banks to secure its obligations to them on a pari passu basis.

           The Company held bank guarantees from Standard Chartered Bank (Jerusalem Branch) in its favor, securing one of its customer's liabilities. When the customer did not make the required payment, the Company collected on the guaranty.

           The Company's executive offices are leased from affiliated parties on terms no less favorable to it than could be obtained from an unaffiliated third party. See Item 4: "Information on the Company."

C.         Taxation

           The following is a summary of the material current tax laws of the State of Israel as they relate to the Company and its shareholders. In April 2003, the Israeli government decided to implement the recommendations of the Israeli governmental committee, headed by Yair Rabinowitz - former Income Tax Commissioner. The recommendations concern certain tax reforms: a tax of 10 to 15% on gains from securities, savings, deposits and other investments (beginning January 2003); a personal tax system which will replace the territorial tax concept; a gradual reduction in the income tax rates (in 2008 a maximum 49% including payments to social security); a 25% tax on gains from mutual funds; a tax of 25 to 50% on allocation of options to employees.

           Such reforms may affect changes with respect to individual and/or company tax rates and capital taxation. To the extent that the following discussion describes legislation that remains subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will be consistent with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice, and does not cover all possible tax considerations.

General Corporate Tax Structure

           In general, Israeli companies are subject to company tax at a rate of 36% of taxable income. Commencing in the tax year 1993, the regular rate of company tax to which Israeli companies were subject decreased by 1% each year until 1996 (i.e., from 39% in 1993 down to 36% in January 1, 1996).

Taxation under Inflationary Conditions

           Taxation under the Income Tax Law (Adjustment for Inflation), 1985 (the "Adjustment for Inflation Law") was designed to neutralize the erosion of capital investments in businesses and to prevent tax benefits resulting from the deduction of inflationary financial expenses. The law applies a supplementary set of inflationary adjustments to the normal taxable profit computed according to regular historic cost principles.

           The Adjustment for Inflation Law introduced a special tax adjustment for the preservation of equity based on changes in the Israeli CPI whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets. Where shareholders' equity, as defined in the Adjustment for Inflation Law, exceeds the depreciated cost of fixed assets, a Company Tax Deduction which takes into account the effect of inflationary change on such excess, is allowed (up to a ceiling of 70% of taxable income for companies in any single tax year, with the unused portion permitted to be carried forward on a linked basis with no ceiling). If the depreciated cost of fixed assets exceeds shareholders equity then such excess multiplied by the annual inflation charge is added to taxable income.

           Furthermore, subject to certain limitations, deprecations on fixed assets and losses carried forward are adjusted for inflation based on changes in the Israeli CPI (from the beginning of the 1982 fiscal year, and as of the 1985 fiscal year, with respect to equipment).

           In addition, the increase in value of certain traded securities during the tax year is taxable, even if such gains have not yet been realized.

Capital Gains Tax and Taxation of Non-Residents

           Israeli law imposes a capital gains tax on the sale of capital assets, including securities held by the Company and shares of the Company sold by holders thereof. The law distinguishes between the `Real Gain' and the `Inflationary Surplus,' computed on the basis of the increase in the Israeli CPI between the date of purchase and the date of sale.

           Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the dollar instead of the Israeli
CPI), while the Real Gain is added to ordinary income which is taxed at the applicable ordinary rates for individuals and 36% for corporations, while Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax.

           Under the provisions of the Convention between the Government of the State of Israel and the Government of the United States of America with Respect to Taxes on Income (the "US-Israel Tax Treaty") which became effective as of January 1, 1995, capital gains realized by a US shareholder with respect to a disposition of ordinary shares will be exempt from Israeli capital gains tax, provided such shareholder holds less than 10% of the voting stock of the Company at any time during the 12-month period preceding such disposition. Israeli capital gains tax may also be applicable to purchasers of ordinary shares who are not residents of Israel or the United States, subject to the provisions of any applicable tax treaties.

           Non-residents of Israel are subject to income tax on income derived from sources in Israel. On the distribution of dividends other than bonus shares (stock dividends), income tax is withheld at source at the rate of 25%, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the US-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a resident of the United States, will be 25%.

ITEM 9

           The Offer and Listing

           The Company's ordinary shares have been traded in the Nasdaq Stock Market (small Cap) under the symbol WILCF since May 19, 1997. The warrants that were issued as part of the Company's' initial public offering in May 1997 expired in May 2000.

           The following table sets forth for the periods indicated the closing representative high and low bid quotations of the Company's ordinary shares and redeemable share purchase warrants as reported by Nasdaq. The bid quotations are expressed in United States dollars and are not adjusted for retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.



         Calendar Period                         Ordinary Shares                          Warrants*
         ---------------                         ---------------                          ---------
                                           High                   Low            High                   Low
                      2003
                      ----
         First Quarter                    1-29/32                1-3/8
         Second Quarter**                2-63/128                1-1/4
                      2002
                      ----
         First Quarter                       4                   2-1/2
         Second Quarter                   3-21/32                3-1/16
         Third Quarter                    3-13/32                2-1/2
         Fourth Quarter                    2-1/2                 1-7/8
                      2001
                      ----
         First Quarter                    4-1/16                2-13/16
         Second Quarter                   4-11/16                2-1/16
         Third Quarter                    2-7/16                 1-7/8
         Fourth Quarter                   3-1/16                1-13/16
                      2000
                      ----
         First Quarter                     5-7/8                 1-7/16          13/16                  1/32
         Second Quarter                    4-1/8                 2-1/4            3/8                    0
         Third Quarter                       5                   2-1/2
         Fourth Quarter                    5-1/4                 3-3/8

         ----------------------------
         *          Expired May 18, 2000.
         **         Until June 24, 2003.

           The high and low bid quotations for the Company's' ordinary shares were 1 3/4 and 1-19/32 in May 2003, 1 3/4 and 1 1/4 in April 2003, 1 1/2 and
1-23/64 in March 2003, 1 3/4 and 1-4/64 in February 2003, 1-7/8 and 1-41/64 in
January 2003 and 2-21/32 and 1-7/8 in December 2002. The high and low bid quotations for the Company's' ordinary shares were 5 1/2 and 4 ? in 1998, 5-9/16 and 1-11/32 in 1999, 17/8 and 1 in 2000, 57/8 and 17/16 in 2001 and 4 and 1-7/8
in 2002.

Options

           As of June 24, 2003, there are no outstanding options to purchase ordinary shares, apart from options according to the employees share option plan (see below).

Employee Share Option Plan

           In May 1997, the Board of Directors of the Company adopted an employee share option plan ("the 1996 Plan"), pursuant to which the Company granted options to purchase 180,000 ordinary shares to employees, officers, directors and consultants of the Company and the subsidiary (including 160,000 options to related parties).

           Of the above, options to purchase 130,000 ordinary shares were granted to Mr. Joseph Williger and Mr. Zvi Williger at an exercise price equal to the nominal value per share NIS 0.10. The options were exercisable, 20% every six-month anniversary from the date of grant, on a cumulative basis, during a period of five years. These options were exercised on January 2000.

           Options to purchase 35,000 ordinary shares are held by the Company's officers and directors (as a group) and options to purchase 15,000 ordinary shares are held by other employees. The options, granted as of the effective date of the Company's initial public offering under the Company's 1996 Share Option Plan, are generally exercisable during a five-year period commencing on the 24th anniversary from the date of grant, at an exercise price equal to the initial public offering price per share - USD 4.10 per share, which is equal to the fair market value of the shares on the date of the grant. The 1996 Plan will terminate on May 28, 2004.


ITEM 10

           Additional Information

Legal Claims

           A supplier and former employee have filed claims against the Company for NIS 100 thousand (approximately USD 21 thousand). The Company has submitted a defense and counter claims totaling NIS 36 thousand (approximately USD 7.6 thousand). In the opinion of the Company and its legal advisors, it is not possible at this point to estimate the outcome of the claims and the counter claims. Accordingly, no provision was made therefor in the financial statements.

           In June 2002 a claim was filed against the Company based on joint tradings. The Company does not believe this claim will have any effect on the results of operations.

           Other than as stated above, there are no pending legal proceedings, the outcome of which, in the Company's view, would have a material adverse affect on the Company's consolidated financial position.

           For information concerning taxes to which stockholders in the United States may be subject, see Item 8, "Financial Information - Taxes."

           The documents referred to in this Annual Report on Form 20-F may be inspected at the Company's principal executive offices.


ITEM 11

           Quantitative and Qualitative Disclosures about Market Risk; Certain Risk Factors

Legal Risk

           The Company may not currently comply with Nasdaq SmallCap Market regulations and listing requirements as minimum net income, minimum number of shareholders and public float. Nasdaq may, therefore, initiate procedures to delist the Company's ordinary shares from the Nasdaq SmallCap Market. In this event, trading of the Company's shares may be conducted "over-the-counter" or in the so-called "Pink Sheet" or, if available, in the "OTC Bulletin Board Service" or in another market. Any such delisting may severely complicate trading of the Company's shares by shareholders, or prevent them from reselling their shares at/or above the price they paid. Furthermore, the Company's relatively low trading volumes may make it difficult for shareholders to trade shares or initiate any other transactions.

Credit Risk

           Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. A significant part of the Company's sales are made to a limited number of customers. The Company generally does not require collateral. The Company maintains an allowance for doubtful accounts, based upon factors surrounding the credit risk of specific customers, historical trends and other information which management believes adequately covers all anticipated losses in respect of trade receivables.

Available Sources of Supply of Products

           The Company is not dependent on any supplier in respect of a majority of the products imported by it. In respect of certain products, however, the Company is dependent exclusively on one source of supply. Termination of the Company's business relationships with such suppliers and/or a material adverse change in the terms at which the Company purchases such products from such suppliers may have a material adverse effect on the Company's financial results. There can be no assurance that alternative sources for such products, if required, will be readily available nor can there be any assurance as to the terms of purchase of such products from such alternative sources.

Monetary Risk

           The Company holds a portfolio of marketable securities traded primarily on the Tel Aviv Stock Exchange and certain bonds traded abroad. This portfolio of marketable securities is subject to various market risks resulting from fluctuations in interest rates and foreign currency, exchange rates, price fluctuations and other market risks. The Company deals with these risks in accordance with policies established to ensure liquidity. The Company does not utilize derivative securities for trading purposes, enter into swap arrangements or otherwise hedge its currency in a manner that could expose the Company to significant market risk.

           The Company is exposed to fluctuations in the rate of the United States dollar towards the NIS. Most of its income is in NIS, whereas a large portion of its expenses are in United States dollar.

Inventory Storage Policy

           The Company is dependant to some extent on critical products. Due to the conditions in Israel it accumulates inventories of these products based on its prediction of the consumption of these products. If actual consumption does not meet the prediction, the Company's' financial condition and results of operations could be materially and adversely affected. On the other hand, to the extent the Company does not have adequate inventory of these critical products, the Company's revenues may be adversely affected.

Key Personnel

           The Company depends on a small number of technical staff, managers and directors.

Initiation and Enforcement of Legal Action in Israel

           The Company is organized under the laws of the State of Israel. Many of its executive officers and directors and some of the experts named in this annual report are nonresidents of the United States, and a substantial portion of the Company's assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against the Company or any of those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions initiated in Israel.

Political, Economic and Military Conditions in Israel and the Middle East

           Political, economic and military conditions in Israel have a direct influence on the Company because its operations are located there. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect its operations. The Company cannot assure you that ongoing or revived hostilities related to Israel will not have a material adverse effect on its business and on its share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on the Company's operating results, financial condition or the expansion of its business. The Company could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain. Since October 2000, there has been a significant deterioration in Israel's relationship with the Palestinian Authority, and a series of armed clashes between Israel and the armed forces of the Palestinian Authority. Also, the recent war in Iraq led by coalition forces and the short and long term consequences of such war may negatively impact the Company's business. As a result of the political and military situation, Israel's economy has suffered considerably, unemployment is high, and the situation may continue for the foreseeable future.

           Generally, all male adult citizens and permanent residents of Israel under the age of 54 are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. Many of its officers and employees are currently obligated to perform annual reserve duty. Although the Company has operated effectively under these requirements since it began operations, management cannot assess the full impact of these requirements on its workforce or business if political and military conditions should change, and management cannot predict the effect on it of any expansion or reduction of these obligations.

ITEM 12

           Description of Securities other than Equity Securities

           This item is not required due to the fact that this Form 20-F is filed as is an Annual Report.

PART II

ITEM 13

           Defaults, Dividend Arrearages and Delinquencies

           None.



           Material Modifications to The Rights of Security Holders and Use of Proceeds

           None.

ITEM 14

           Controls and Procedures

           During the ninety days period prior to the filing of the annual report, the Company performed an evaluation under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in rules 13a-14(c) and 15d-14(c) under the securities exchange act of 1934 as amended). Following that evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that, based on the evaluation, the design and operation of the Company's disclosure controls and procedure were effective at that time. Since the evaluation there have been no significant changes in the Company's internal controls or in factors that could significantly effect internal controls including, because we have not yet identified any significant deficiencies or material weaknesses in the Company's internal controls, any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 15    ITEM 16A

           Audit Committee Financial Expert

           Not yet applicable.

ITEM 16B

           Code of Ethics

           Not yet applicable.

ITEM 16

           Financial Statements

           The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 17

           Financial Statements

           Not applicable.

ITEM 18

           Exhibits

Exhibit
Number              Description
-------             -----------

+1.1                Memorandum of Association of Registrant, as amended.(1)

1.2                 Articles of Association of Registrant, as amended. (1)

2.1                 Specimen of Certificate for ordinary shares.(2)

4.1                 Form of Employment Agreement with Mr. Zvi Williger. (2)

4.2                  Form of Employment Agreement with Mr. Joseph Williger. (2)

4.3                 Share Option Plan. (2)

4.4 Management Agreement between Registrant and Yossi Willi Management Investments Ltd., dated June 1, 1998.(3)

4.5 Management Agreement between Registrant and Zvi Israel and Partners Ltd., dated June 1, 1998. (3)

4.6 Lease of Company's premises with Titanic Food Ltd., dated November 23, 1998. (3)

4.7 Services Agreement between Registrant and Willifood Investments Ltd., dated April 1, 1997. (3)

6                   Statement re: computation of per share earnings.*

8                   Subsidiaries of the Registrant.(2)

12.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - Chief Executive Officer.*

12.2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - Chief Financial Officer.*

--------------------
+    English translations from Hebrew original.

(1) Incorporated by Reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.

(2) Incorporated by reference to the Company's Registration Statement on Form F-1, File No. 333-6314.

(3) Incorporated by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

*    Filed herewith.

                        G. WILLI-FOOD INTERNATIONAL LTD.


                                 C O N T E N T S



                                                                      Page
                                                                      ----

Report of Independent Public Accountants                                2

Consolidated Financial Statements:

  Balance Sheets as of December 31, 2002 and 2001                       3

  Statements of Operations for the years ended
    December 31, 2002, 2001 and 2000                                    4

  Statements of Shareholders' Equity for the years
    ended December 31, 2002, 2001 and 2000                              5

  Statements of Cash Flows for the years ended
    December 31, 2002, 2001 and 2000                                   6-7

  Notes to Consolidated Financial Statements                          8-22

Brightman Almagor
1 Azriell Center
Tel Aviv 67021
P.O.B. 16593, Tel Aviv 61164
Israel

Tel:  +972 (3) 608 5555
Fax:  +972 (3) 609 4022                                        Deloitte
info@deloitte.co.il                                            & Touche
www.deloitte.co.il                                             Brightman Almagor



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders or
G. Willi-Food International Ltd.

We have audited the accompanying consolidated balance sheets of G. Willi-Food International Ltd. ("the Company") and its subsidiaries at December 31, 2002 and 2001 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2002 and 2001 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Israel. Such accounting principles as applicable to these financial statements are, in all material respects, substantially identical to accounting principles generally accepted in the United States of America, except as indicated in Note 14.

/s/  Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants (Israel)
A Member of Deloitte Tohuche Tomhatsu

Tel-Aviv, Israel
March 31, 2003


                        G. WILLI-FOOD INTERNATIONAL LTD.
                           CONSOLIDATED BALANCE SHEETS


                                                                                                  December 31,
                                                                                      -----------------------------------
                                                                     Note             2 0 0 2      2 0 0 1    2 0 0 2 (*)
                                                                                      --------    ---------   -----------
                                                                                        NIS          NIS          US$
                                                                                         (in thousands)     (in thousands)
                                                                                      -----------------------------------
      ASSETS

Current assets
  Cash and cash equivalents                                                            27,677       26,279        5,843
  Marketable securities                                                                21,550       15,177        4,549
  Trade accounts receivable                                            3               24,575       24,285        5,188
  Other receivables and prepaid expenses                               4                3,227        5,047          681
  Inventories                                                                          16,618       20,556        3,508
                                                                                       ______       ______       ______
    Total current assets                                                               93,647       91,344       19,769
                                                                                       ------       ------       ------

Property and equipment                                                 5
  Cost                                                                                  7,019        6,305        1,481
  Less - Accumulated depreciation and amortization                                      4,165        3,407          879
                                                                                       ______       ______       ______
                                                                                        2,854        2,898          602
                                                                                       ------       ------       ------

Other assets, net                                                      6                   60            9           13
                                                                                       ------       ------       ------
                                                                                       96,561       94,251       20,384
                                                                                       ======       ======       ======

      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Short term bank credit                                                                1,072        2,295          226
  Trade accounts payable                                                               11,366       15,327        2,398
  Due to related parties                                                                1,212        1,324          256
  Other payables and accrued expenses                                  7                2,811        2,455          593
                                                                                       ______       ______       ______
    Total current liabilities                                                          16,461       21,401        3,473
                                                                                       ------       ------       ------

Long-term liabilities
  Accrued severance pay, net                                           8                  166          163           35
  Other long-term liabilities                                                              55         --             12
                                                                                       ______       ______       ______
    Total long-term liabilities                                                           221          163           47
                                                                                       ------       ------       ------

Commitments and contingent liabilities                                 9
Shareholders' equity                                                  10
  Share capital:
    Ordinary shares NIS 0.10 par value (authorized - 10,000,000 shares, issued and outstanding - 4,277,500 shares at
      December 31, 2002 and 2001)                                                         524          524          111
  Additional paid-in capital                                                           20,082       20,082        4,240
  Retained earnings                                                                    59,273       52,081       12,513
                                                                                       ______       ______       ______
                                                                                       79,879       72,687       16,864
                                                                                       ------       ------       ------

                                                                                       96,561       94,251       20,384
                                                                                       ======       ======       ======

 (*) Convenience translation into U.S. dollars.


   The accompanying notes are an integral part of these financial statements.


                                         G. WILLI-FOOD INTERNATIONAL LTD.
                                       CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                  Year ended December 31,
                                                               --------------------------------------------------------------
                                                    Note          2 0 0 2        2 0 0 1        2 0 0 0       2 0 0 2 (*)
                                                  -------      -----------     ----------     ----------    ------------
                                                                    NIS             NIS           NIS            US$
                                                               -----------     ---------      ----------    ------------
                                                                               (in thousands,               (in thousands,
                                                                              except share data)           except share data)
                                                               -----------------------------------------   ------------------

Sales                                                13            131,346        135,577       136,920           27,728
Cost of sales                                        13            103,069        104,933       107,099           21,758
                                                                __________     __________    __________       __________

  Gross profit                                                      28,277        30,644         29,821            5,970
                                                                ----------     ----------    ----------       ----------

Operating expenses:
  Sales and marketing                                               10,217        10,192          9,753            2,157
  General and administrative                                         8,357         9,228          8,950            1,764
                                                                __________     __________    __________       __________
    Total operating expenses                                        18,574        19,420         18,703            3,921
                                                                ----------     ----------    ----------       ----------
                                                                __________     __________    __________       __________

  Operating income                                                   9,703        11,224         11,118            2,049

Financial income (expenses), net                     13               (244)        1,837          1,584              (51)
Other income , net                                                      30            --             26                6
                                                                __________     __________    __________       __________

  Income before taxes on income                                      9,489        13,061         12,728            2,004

Taxes on income                                      11              2,297          4,264         4,337              485
                                                                __________     __________    __________       __________
  Net income                                                         7,192         8,797          8,391            1,519
                                                                ==========     ==========    ==========       ==========

Earnings per share data:
  Basic earnings per share                                            1.68           2.06          1.96             0.35
                                                                ==========     ==========    ==========       ==========

  Shares used in  computing  basic  earnings per
  ordinary share                                                 4,277,500     4,277,500      4,277,500        4,277,500
                                                                ==========     ==========    ==========       ==========

  Diluted earnings per share                                          1.68           2.06          1.96             0.35
                                                                ==========     ==========    ==========       ==========

  Shares used in computing diluted
  earnings per ordinary share                                    4,277,500     4,277,500      4,277,500        4,277,500
                                                                ==========     ==========    ==========       ==========


(*) Convenience translation into U.S. dollars.


   The accompanying notes are an integral part of these financial statements.


                                           G. WILLI-FOOD INTERNATIONAL LTD.
                                          STATEMENTS OF SHAREHOLDERS' EQUITY


                                            Number of                        Additional                        Total
                                            Ordinary          Share           paid-in          Retained      shareholder's
                                             shares           capital         capital          earnings        equity
                                          --------------------------------------------------------------------------------
                                                                NIS              NIS              NIS              NIS
                                                            ---------         --------         --------          ---------
                                                                                    (in thousands)

Balance at January 1, 2000                 4,147,500              510           20,082           34,893           55,485

 Exercise of options                         130,000               14             --               --                 14

 Net income for the year                        --               --               --              8,391            8,391
                                           _________        _________        _________         ________         ________

Balance at December 31, 2000               4,277,500              524           20,082           43,284           63,890

Net income for the year                         --               --               --              8,797            8,797
                                           _________        _________        _________         ________         ________

Balance at December 31, 2001               4,277,500              524           20,082           52,081           72,687

Net income for the year                         --               --               --              7,192            7,192
                                           _________        _________        _________         ________         ________

Balance at December 31, 2002               4,277,500              524           20,082           59,273           79,879
                                           =========        =========        =========        =========        =========


   The accompanying notes are an integral part of these financial statements.


                                           G. WILLI-FOOD INTERNATIONAL LTD.
                                          CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                         Year ended December 31,
                                                         ----------------------------------------------------
                                                         2 0 0 2       2 0 0 1        2 0 0 0     2 0 0 2 (*)
                                                         -------      --------       --------     -----------
                                                           NIS           NIS            NIS          US$
                                                         -------      --------       --------     -----------
                                                             (in thousands)               (in thousands)
                                                         ----------------------------------------------------

Cash flows from operating activities:

Net income                                                7,192          8,797         8,391        1,519

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization                               924          1,099           862          195
Deferred income taxes                                      (103)           755           548          (22)
Loss (gain) on sale of property and equipment               (30)             2           (26)          (6)
Unrealized gain from marketable securities                 (555)        (1,053)         (929)        (117)

Changes in operating assets and liabilities:

Decrease (increase) in assets:
  Trade accounts receivable                                (290)         7,816        (7,770)         (61)
  Other receivables and prepaid expenses                  1,919         (3,091)        1,183          405
  Inventories                                             3,938         (9,165)        4,911          831
Increase (decrease) in liabilities:
  Trade accounts payable                                 (3,961)         4,513         1,878         (836)
  Other payables and accrued expenses                       296           (510)         (931)          62
  Accrued severance pay, net                                  3             34            49            1
                                                         ------         ------        ------       ------
Net cash provided by operating activities                 9,333          9,197         8,166        1,971
                                                         ======         ======        ======       ======



   The accompanying notes are an integral part of these financial statements.


                                          G. WILLI-FOOD INTERNATIONAL LTD.
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                 Year ended December 31,
                                                           --------------------------------------------------------------------
                                                                2 0 0 2         2 0 0 1            2 0 0 0        2 0 0 2 (*)
                                                           -------------      -----------         ---------      -----------
                                                                  NIS             NIS                NIS              US$
                                                                             (in thousands)                     (in thousands)
                                                           -------------------------------------------------------------------
Cash flows from investing activities:

Sale (purchase) of marketable securities, net                    (5,917)         (12,889)            4,965           (1,249)
Purchase of property and equipment                               (1,112)          (1,145)             (902)            (235)
Proceeds from sale of property and equipment                        262               17                46               55
Acquisition of subsidiary                                             -             (342)                -                -
                                                              _________         ________           _______           ______

  Net cash provided by (used in) investing
    activities                                                   (6,767)         (14,359)            4,109           (1,429)
                                                             ----------         --------           -------           ------
Cash flows from financing activities:

Receipt of loans                                                    100                -                 -               21
Short term bank credit, net                                      (1,268)           2,295                 -             (268)
                                                              _________         ________           _______           ______

   Net cash provided by (used in) financing
     activities                                                  (1,168)           2,295                 -             (247)
                                                              ---------         --------           -------           ------
                                                              _________         ________           _______           ______

   Net change in cash and cash equivalents                        1,398           (2,867)           12,275              295

Cash and cash equivalents at beginning of year                   26,279           29,146            16,871            5,548
                                                              _________         ________           _______           ______

   Cash and cash equivalents at end of year                      27,677           26,279            29,146            5,843
                                                              =========         ========           =======           ======

Supplemental disclosure of cash flow information:

Cash paid during the period for:
   Interest                                                          55           (1,176)             (672)              12
   Taxes                                                          3,419            4,176             4,331              722

(*) Convenience translation into U.S. dollars.


   The accompanying notes are an integral part of these financial statements.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 -    GENERAL

A. G. Willi-Food International Ltd. ("the Company") was incorporated in Israel in January 1994. The Company is engaged in the import, marketing and distribution of food products in Israel. The Company operates in one operating segment.

              The Company is a subsidiary of Willi-Food Investments Ltd. ("the parent company"). The shares of the parent company are registered for trade on the Tel-Aviv Stock Exchange.

B. In May 2001, the Company acquired all the outstanding shares of Gold Frost Ltd. ("Gold Frost"), for NIS 342,000 ($ 73,000). The acquisition was accounted for as a purchase, and the financial results of Gold Frost have been included in the Company's financial statements beginning on the acquisition date.

              Gold Frost is engaged in importing frozen and refrigerated food products.

NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES

A.          Accounting principles

              The consolidated financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in Israel. As applicable to these financial statements, such accounting principles are substantially identical to U.S. GAAP, except as indicated in Note 14.

B.          Use of estimates in preparation of financial statements

              The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C.          Adjusted financial statements

1.                 General

                   The Company maintains its accounts in nominal new Israeli shekels ("NIS"), its functional currency. The nominal figures are adjusted to NIS of constant purchasing power, in accordance with principles prescribed by Opinions of the Institute of Certified Public Accountants in Israel, based on changes in the Israeli consumer price index ("CPI").

                   The financial statements are presented on the basis of historical cost in NIS of constant purchasing power (NIS of December 2002) ("adjusted NIS").

                   During the year ended December 31, 2002, the Israeli CPI increased by 6.5% (2001 - the Israeli CPI increased by 1.4%, 2000 - the Israeli CPI did not change).

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


C.          Adjusted financial statements (Cont.)

                   The term "cost" in these financial statements refers to cost in adjusted NIS.

2.                 Principles of adjustments

                   i.  Balance sheets:

                       Monetary items (items whose values represent their current or realizable value at the balance sheet date) are presented at their nominal values. Comparative figures have been adjusted to the Israeli CPI of December 2002.

                       Non-monetary items (principally, inventories, property and equipment, share capital and additional paid-in capital) have been adjusted in accordance with changes in the Israeli CPI between the date of acquisition or origination and the applicable balance sheet date.

                       The adjusted values of non-monetary items included in the financial statements do not necessarily represent realizable value or any other economic value, but only their original historical cost in terms of constant NIS.

                   ii. Statements of operations:

                       Income and expense items (other than those deriving from non-monetary items and financial income or expenses) are adjusted from the transaction date to the applicable balance sheet date.

                       Income and expenses deriving from non-monetary items are adjusted on the same basis as the related balance sheet items.

                       The effects of the inflationary erosion of monetary items and interest are included in financial income or expenses, as appropriate.

D.          Rate of exchange and linkage basis

              Assets and liabilities in, or linked to, foreign currency are included on the basis of the representative exchange rate prevailing at the applicable balance sheet date. Representative rates of exchange for the U.S. dollar were as follows:

              December 31, 2002       - NIS 4.737
              December 31, 2001       - NIS 4.416
              December 31, 2000       - NIS 4.041

              Balances linked to the Israeli CPI are stated using the specific index to which the balances are linked.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


E.            Convenience translation

              The adjusted financial statements as at December 31, 2002 and for the year then ended have been translated into United States dollars using the representative exchange rate at December 31, 2002 as published by the Bank of Israel (US$ 1.00 = NIS 4.737). The translation was made solely for the convenience of readers in the United States.

              The translated United States dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, United States dollars.

F.            Principles of consolidation

              The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

G.            Cash equivalents

              Cash equivalents include short-term, highly liquid investments that are readily convertible into cash with original maturities of three months or less.

H.            Marketable securities

              Marketable securities are classified as "trading" and are stated at market value.

I.            Allowance for doubtful accounts

              The allowance for doubtful accounts has been made on the basis of specific accounts receivable.

J.            Inventories

              Inventories are stated at the lower of cost or market value. Cost is determined by the "first-in-first-out" method.

K.            Property and equipment

              Property and equipment are stated at cost. Depreciation is calculated based on the straight-line method over the estimated useful lives of the assets, as follows:

              Motor vehicles                       62/3 years
              Office furniture and equipment       10-16 years
              Computers and peripheral equipment   3-5 years

              Leasehold improvements are amortized based on straight-line method over the shorter of the term of the lease, or the estimated useful life of the improvements.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


K.            Property and Equipment (Cont.)

              The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset's carrying amount is determent to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" of the Financial Accounting Standards Board (FASB).

L.            Deferred income taxes

              Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements, and for tax purposes at the tax rates expected to be in force when these differences reverse, in accordance with SFAS No. 109 "Accounting for Income Taxes".

M.            Revenue recognition

              The Company recognizes revenue upon the shipment of its products to the customer provided that persuasive evidence of an arrangement exists, title has transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations.

              The Company grants its customers a right to return the products. A provision for customer returns is recorded for the estimated future product returns, based on the Company's experience.

N.            Incentives to certain customers

              The Company is obligated to pay incentives to certain customers base on the volume of sales in excess of a certain amount. The incentive is computed as a percentage of the annual turnover and is generally paid at the beginning of each year in respect of the previous year. In accordance with Emerging Issues Task Force
              (EITF) No. 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)", the Company presents revenue net of such incentives, calculated based on the volume of sales.

O.            Earnings per ordinary share

              Basic and diluted net earnings per share have been computed in accordance with SFAS No. 128 "Earnings per Share" using the weighted average number of ordinary shares outstanding. Basic earnings per ordinary share are computed using the weighted average number of shares outstanding. Diluted earnings per share are computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options to purchase ordinary shares. A total of 50,000 incremental shares were excluded from the calculation of diluted earning per ordinary share, for each of the years 2002, 2001 and 2000 (see Note 10).

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


P.            Stock-based compensation

              Had compensation cost for the Company's option plans been determined on the basis of the fair value at the grant dates, as prescribed in SFAS No. 123 "Accounting for Stock-Based Compensation", as amended by SFAS 148 the Company's net income and net earnings per share would have been as follows:

                                                  Year ended December 31,
                                              2 0 0 2    2 0 0 1     2 0 0 2(*)
                                                NIS        NIS          US$
                                              --------    ------    ------------
                                                (in thousands)    (in thousands)
                                              ----------------------------------
               Net income:
                 As reported                    7,192      8,797       1,519
                 Proforma                       7,192      8,752       1,519

               Basic earnings per share:
                 As reported                     1.68       2.06        0.35
                 Proforma                        1.68       2.06        0.35

               Diluted earnings per share:
                 As reported                     1.68       2.06        0.35
                 Proforma                        1.68       2.06        0.35


                (*) Convenience translation into U.S. dollars.

              The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the options granted in 1998: a dividend yield of 0%; an expected volatility rate between 64% and 66%; a risk-free interest rate between 5.8% and 6.7% and expected lives between 2 1/2 and 4 1/2 years.

              Due to the factors described in the preceding paragraph and because additional options grants are expected to be made each year, the above proforma disclosures are not representative of proforma effects of reported net income for future years.

Q.            Reclassification

              Certain prior years amounts have been reclassified in conformity with current year's financial statement.

R.            Impact of recently-issued accounting standards

              In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized only when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. SFAS No. 146 requires that the liability be initially measured at fair value. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management does not expect that adoption of SFAS No. 146 will have material impact on its financial statements.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


R.            Impact of recently-issued accounting standards (Cont.)

              In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. Management does not expect that adoption of FIN 45 will have a material impact on the Company's financial statements.

              In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No.148"). SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As the Company did not make a voluntary change to the fair value based method of accounting for stock-based employee compensation in 2002, the adoption of SFAS No. 148 did not have a material impact on the Company's financial position and results of operations.

NOTE 3 -    TRADE ACCOUNTS RECEIVABLE

The Changes in the allowance for doubtful accounts consisted of the following:


                                                                 December 31,
                                                       ---------------------------------
                                                       2 0 0 2    2 0 0 1    2 0 0 2 (*)
                                                       -------   --------    -----------
                                                         NIS        NIS         US$
                                                          (in thousands)   (in thousands)
                                                       -----------------   -------------

          Balance at beginning of period                    -        187             -
          Bad debt expense                                  -        105             -
          Trade accounts receivable written off, net        -       (292)            -
          Balance at end of period                          -          -             -
                                                       ______      ______      _______
                                                            -          -             -
                                                       ======      ======      =======

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4 -    OTHER RECEIVABLES AND PREPAID EXPENSES

Comprised as follows:


                                                                December 31,
                                                     -----------------------------------
                                                     2 0 0 2     2 0 0 1      2 0 0 2 (*)
                                                     -------     -------     -----------
                                                       NIS         NIS          US$
                                                     -------     -------     -----------
                                                       (in thousands)      (in thousands)
                                                     -------------------   -------------
          Tax authorities                              1,243           -          263
          Advances to suppliers                          997       2,874          210
          Value added tax                                708       1,771          149
          Prepaid expenses                               238         137           50
          Accrued interest                                41         218            9
          Related party                                    -          47            -
                                                       _____       _____         ____

                                                       3,227       5,047          681
                                                       =====       =====         ====

          (*) Convenience translation into U.S. dollars.


NOTE 5 -    PROPERTY AND EQUIPMENT

Comprised as follows:


                                                                 December 31,
                                                     -----------------------------------
                                                     2 0 0 2     2 0 0 1     2 0 0 2 (*)
                                                     --------   --------    -----------
                                                       NIS         NIS          US$
                                                     -------     -------    -----------
                                                        (in thousands)     (in thousands)
                                                     -------------------   -------------

          Cost:
            Motor vehicles                            4,931       4,361         1,040
            Computers and peripheral equipment        1,043         918           220
            Office furniture and equipment              728         709           154
            Leasehold improvements                      317         317            67
                                                     ______      ______        ______
                                                      7,019       6,305         1,481
                                                     ======      ======        ======

          Accumulated depreciation and amortization:

            Motor vehicles                            2,784       2,258          587
            Computers and peripheral equipment          857         744          181
            Office furniture and equipment              368         289           78
            Leasehold improvements                      156         116           33
                                                     ______      ______       ______
                                                      4,165       3,407          879
                                                     ======      ======       ======

NOTE 6 -    OTHER ASSETS, NET

          As of December 31, 2002 and 2001 the only other assets of the company consisted of deferred taxes.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 -    OTHER PAYABLES AND ACCRUED EXPENSES

Comprised as follows:


                                                                 December 31,
                                                     -----------------------------------
                                                     2 0 0 2     2 0 0 1     2 0 0 2 (*)
                                                     --------   --------    -----------
                                                       NIS         NIS          US$
                                                     -------     -------    -----------
                                                        (in thousands)     (in thousands)
                                                     -------------------   -------------

          Advances from customers                     1,032        232           217
          Accrued expenses                              865        622           183
          Payroll and related amounts                   620        730           131
          Deferred taxes                                236        288            50
          Tax authorities                                 -        289             -
          Other                                          58        294            12
                                                     ______     ______         _____
                                                      2,811      2,455           593
                                                     ======     ======         =====

          (*) Convenience translation into U.S. dollars.


NOTE 8 -  ACCRUED SEVERANCE PAY, NET

          The Company's liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company. The Company's liability for severance pay is covered by the provision in the balance sheet and by amounts deposited in insurance policies, which are not under the Company's control.

          Severance pay expenses for the periods ended December 31, 2002, 2001 and 2000 were NIS 220 thousand (US$ 46 thousand), NIS 240 thousand and NIS 162 thousand, respectively.

          The aggregate value of the insurance policies at December 31, 2002 and 2001 was NIS 407 thousand (US$ 86 thousand) and NIS 335 thousand, respectively.

          The Company has no liability for pension expenses to its employees.

NOTE 9 -  COMMITMENTS AND CONTINGENT LIABILITIES

          A.  Contingent liabilities and guarantees

              The Company is contingently liable in respect of documentary letters of credit from banks and suppliers' credit guaranteed by banks for the import of food products totaling, at December 31, 2002, NIS 11,561 thousand (US$ 2,441 thousand).

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 -  COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

          B.  Concentration of credit risk

              Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivable. A major portion of the Company's sales was to a limited number of customers (see Note 13A). The Company generally does not require security. The Company maintains an allowance for doubtful accounts, based upon factors regarding the credit risk of specific customers, historical trends and other information, which management believes adequately covers all anticipated losses in respect of trade receivables.

          C.  Concentration of available sources of supply of products

              The Company is not dependent on any supplier in respect of a majority of the products imported by it. In respect of certain products, however, the Company is dependent exclusively on one source of supply. Five of such products accounted, in the aggregate, for approximately 15% and 18% of the Company's sales in the years ended December 31, 2002 and 2001, respectively. Termination of the Company's business relationships with such suppliers and/or a material adverse change in the terms at which the Company purchases such products from such suppliers may have a material adverse effect on the Company's financial results. There can be no assurance that alternative sources for such products, if required, will be readily available nor can there be any assurance as to the terms of purchase of such products from such alternative sources.

          D.  Fair value of financial instruments

              The financial instruments of the Company consist mainly of cash and cash equivalents, current accounts receivable, short-term credit, accounts payable and accruals.

              In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying amounts.

          E.  Lease commitments

              The premises of the Company and its subsidiaries are rented under various operating lease agreements with related parties for various periods through 2006 (including renewal options). Future aggregate minimum annual rental payments, pursuant to existing lease commitments in effect at December 31, 2002, are as follows:

                                                      NIS           US$ (*)
                                                 -------------    -------------
                                                 (in thousands)   (in thousands)

               2003                                  1,942             410
               2004                                  1,942             410
               2005                                  2,037             430
               2006 and thereafter                   2,167             457
                                                    ______          ______
                                                     8,088           1,707
                                                    ======          ======

               (*) Convenience translation into U.S. dollars.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 -  COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

              Total rent expenses for the years ended December 31, 2002, 2001 and 2000, were NIS 1,969 thousand (US$ 416 thousand), NIS 1,739 thousand and NIS 1,639 thousand, respectively.

          F.  Legal claims

              A supplier and a former employee have filed claims against the Company for NIS 100 thousand. The Company has submitted a defense and counter claims totaling NIS 36 thousand. In the opinion of the Company and its legal advisors it is not possible at this point to estimate the outcome of the claims and the counter claims. Accordingly, no provision was made thereof in the financial statements.

          G.  Liens

              The Company has registered fixed and floating liens in favor of banks on its assets and insurance rights and a fixed lien, unlimited in amount, on its share capital and goodwill.

          H.  Related parties

              1. In April 1997, the Company entered into employment agreements ("the agreements") with each of Mr. Zvi Williger and Mr. Joseph Williger (related parties), pursuant to which, Mr. Zvi Williger agreed to serve as Chairman of the Board of Directors and Chief Operating Officer of the Company and Mr. Joseph Williger agreed to serve as a director and Chief Executive Officer of the Company. Pursuant to the agreements, each of the abovementioned related parties agreed to devote the substantial portion of his time to his work in the Company.

                   The agreements were for a period of four years commencing April 1997, automatically renewed for additional periods of two years unless either party notified the other, six months prior to the expiration of the employment period, of his intention not to renew the agreement. If the Company terminates the agreements prior to the expiration of the employment period, it was required to pay to each of the abovementioned related parties all amounts due to it under the agreements through the end of the employment period.

                   The agreements provided for each of the abovementioned related parties to receive monthly remuneration, in NIS, equal to US$ 17.5 thousand and an annual bonus for the 1997 fiscal year and thereafter of 3% of the Company's pre-tax annual profits (if such profits are less than NIS 3,000 thousand US$ 633 thousand), or 5% (if such profits exceed that level). The agreements also provided for managers' insurance, study fund, the use of a car and reimbursement of expenses. The agreements included confidentiality undertakings and non-competition provisions.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 -      COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

          H.  Related Parties (Cont.)

                   In June 1998, the Company entered into management service agreements with the abovementioned related parties through companies owned by these related parties ("management companies"). These agreements replace the agreement from April 1997. The agreements are for a period of four years commencing June 1998, and will automatically be renewed twice for additional periods of two years. The management fees are US$ 24.5 thousand a month to each of the management companies.

                   In addition, according to the agreements, each of the management companies is entitled to an annual bonus as agreed in the employment agreements (see above) for the 1998 fiscal year and thereafter.

              2.  On April 1, 1997, the Company entered into an agreement to provide the parent company administrative services pursuant to which the Company may provide office facilities leased by the parent company for a monthly charge of NIS 5,100 (US$ 1,077) from June 1997 linked to the Israeli CPI of June 1997.

              3. In November 1998, the Company signed a lease agreement with a related parties (also see Note 9E).

NOTE 10 -   SHAREHOLDERS' EQUITY

          A. The Company's shares are traded in the United States and are quoted for trading on the Nasdaq Small Cap Market.

          B.  Employee Share Option Plan

              In May 1997, the Board of Directors of the Company adopted an employee share option plan ("the 1996 Plan") pursuant to which the Company granted options to purchase 180,000 ordinary shares to employees, officers, directors and consultants of the Company and its subsidiaries (including 160,000 options to related parties).

              Of the above, 130,000 options were granted to Mr. Joseph Williger and Mr. Zvi Williger at an exercise price equal to the nominal value per share NIS 0.1. The options are exercisable, 20% every six-month anniversary from the date of grant, on a cumulative basis, during a period of five years. The exercise price of the remaining options granted under the 1996 Plan is US$ 4.10 per share, which was equal to the fair market value of the shares on the date of the grant. The options are exercisable during a five-year period commencing on the second anniversary from the date of grant. The 1996 Plan will terminate in 2004. In January 2000, Mr. Joseph Williger and Mr. Zvi Williger exercised the 130,000 options.

              In accordance with the provisions of Opinion No. 25 of the Accounting Principles Board, the Company recorded compensation expenses for the 130,000 options that were granted to Mr. Joseph Williger and Mr. Zvi Williger. The total amount of US$ 390 thousand was charged to income over the expected vesting period.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 -   SHAREHOLDER' EQUITY (Cont.)

          C. The underwriter to the public share issuance was granted additional warrants valid for 4 years commencing May 1998 to acquire 130,000 additional units (see B. above) at a price of 165% of the price at which these units were offered to the public. The exercise price of the right incorporated in the units is 135% of the exercise price of the right offered to the public. These warrants expired in May 2002.

D. The following table summarizes data with respect to the option plans:

                                                            December 31,
                                                            2002 and 2001
                                                        ---------------------

                                                                    Weighted
                                                                    average
                                                                    exercise
                                                         Shares      price
                                                         ------       US$
                                                                    --------

              Options outstanding at beginning of
                year                                     50,000       4.10
              Exercised during year                         -
                                                         ______

              Outstanding at end of year                 50,000       4.10
                                                         ======

              Options exercisable at year-end            50,000       4.10
                                                         ======


          The following table summarizes information relating to stock options outstanding at December 31, 2002:


                                    Weighted
                     Number          average         Weighted       Number        Weighted
                  outstanding at    remaining        average     outstanding at   average
Range of           December 31,    contractual       exercise     December 31,    exercise
exercise prices       2002        life (in years)     price          2002          price
---------------    -----------    --------------    ----------   ------------     --------
                                                                                    US$
                                                                                  --------

 US$ 4.10            50,000             2              4.10         50,000         4.10


NOTE 11 -   TAXES ON INCOME

         Taxation under various laws

         The Company is assessed under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, pursuant to which the results for tax purposes are measured in real terms in accordance with changes in the Israeli CPI.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11 -   TAXES ON INCOME (Cont.)

         Taxes on income in the consolidated statements of operations are comprised as follows:


                                                     Year ended December 31,
                                         -----------------------------------------------
                                         2 0 0 2     2 0 0 1     2 0 0 0     2 0 0 2 (*)
                                         -------     -------     -------     ----------
                                           NIS         NIS         NIS          US$
                                         -------     -------     -------     ----------
                                                 (in thousands)            (in thousands)
                                        ----------------------   -----------------------

          Current taxes                   2,289       3,480       3,789         484
          Erosion of payments of taxes      111          29           -          23
          Deferred taxes                   (103)        755         548         (22)
                                          ____        ____        _____        ____
                                          2,297       4,264       4,337         485
         Deferred taxes                   =====       =====       =====        =====

         The components of the Company's deferred tax assets are as follows:


                                                                 December 31,
                                                     -----------------------------------
                                                     2 0 0 2     2 0 0 1     2 0 0 2 (*)
                                                     --------   --------    -----------
                                                       NIS         NIS          US$
                                                     -------     -------    -----------
                                                        (in thousands)     (in thousands)
                                                     -------------------   -------------

          Included in other assets:
            Accrued severance pay                      60           59           13
            Property and equipment                      -          (50)           -

          Included in current assets (liabilities):
            Marketable securities                    (286)        (337)         (60)

            Accrued vacation pay                       50           48           10
            Allowance for doubtful accounts             -            1            -
                                                     _____        ____          ____
                                                     (176)        (279)         (37)
                                                     =====        =====         ====

          (*) Convenience translation into U.S. dollars.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11 -   TAXES ON INCOME (Cont.)

         Reconciliation of income taxes

         The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the actual taxes on income, in the statement of operations:


                                                                       Year ended December 31,
                                                           -----------------------------------------------
                                                           2 0 0 2     2 0 0 1     2 0 0 0     2 0 0 2 (*)
                                                           -------     -------     -------     ----------
                                                             NIS         NIS         NIS
                                                           -------     -------     -------

                                                                   (in thousands)            (in thousands)
                                                          ----------------------   -----------------------

Income before taxes on income                                9,489       13,061      12,728        2,004

Statutory tax rates                                             36%          36%         36%          36%
                                                            ______       ______       _____        ______

Tax expenses at normal tax rates                             3,416        4,702       4,582          721
                                                            ------       ------      ------       ------
Increase (decrease) in tax expenses due to:
  Tax-exempt income                                           (260)        (214)       (378)         (55)
  Erosion of tax prepayments                                    71           18        --             15
  Non-deductible expenses                                       43           97         109            9

Utilization  of tax loss  carryforwards  for which            (926)        (395)       --           (195)
   deferred taxes were not previously recorded

Deferred tax liabilities for
   marketable securities                                      --            111        --           --
                                                            ______       ______       _____        ______
Other                                                          (47)         (55)         24          (10)
                                                            ______       ______       _____        ______
                                                            (1,119)        (438)       (245)        (236)
                                                            ------       ------       -----        -----
                                                            ______       ______       _____        ______
                                                             2,297        4,264       4,337          485
                                                            ======       ======       =====        =====


         Tax assessments

         The Company has not been assessed for income tax purposes since its incorporation.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12 -   TRANSACTIONS WITH RELATED PARTIES

          A.  Balances with related parties


                                                                 December 31,
                                                     -----------------------------------
                                                     2 0 0 2     2 0 0 1     2 0 0 2 (*)
                                                     --------   --------    -----------
                                                       NIS         NIS          US$
                                                     -------     -------    -----------
                                                        (in thousands)     (in thousands)
                                                     -------------------   -------------

               Due to managers (shareholders in
                 the parent company)                   1,199       1,324         253
               Parent company                             13         (47)          3


         (*) Convenience translation into U.S. dollars.


          B.  Transactions with related parties


                                                                   Year ended December 31,
                                                       -----------------------------------------------
                                                       2 0 0 2     2 0 0 1     2 0 0 0     2 0 0 2 (*)
                                                       -------     -------     -------     ----------
                                                         NIS         NIS         NIS          US$
                                                       -------     -------     -------     ---------
                                                               (in thousands)            (in thousands)
                                                      ----------------------   -----------------------


               Management fees                          3,867       4,114       3,987          816
               Rent expenses                            1,850       1,748       1,639          390
               Participation in expenses                  (64)        (64)        (65)         (13)


         For other transactions with related parties, see Note 9.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13 -   SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

          A.  Classification of major customers

              Percentage of revenues from customers constituting 10% or more of revenues:

                                                   Year ended December 31,
                                               --------------------------------
                                               2 0 0 2     2 0 0 1     2 0 0 0
                                               -------     -------     -------
                                                  %           %           %
                                               -------     -------     -------

               Customer A                         27          19          30
               Customer B                          8          13           9
               Customer C                          6          11           9


          B.  Cost of sales



                                                                Year ended December 31,
                                                    -----------------------------------------------
                                                    2 0 0 2     2 0 0 1     2 0 0 0     2 0 0 2 (*)
                                                    -------     -------     -------     ----------
                                                      NIS         NIS         NIS          US$
                                                    -------     -------     -------     ---------
                                                            (in thousands)            (in thousands)
                                                   ----------------------   -----------------------

               Purchases                             93,882     108,254      97,625       19,818
               Decrease (increase) in inventory       3,939      (9,165)      4,911          832
               Transportation and rent                3,905       3,783       3,162          824
               Other                                  1,343       2,061       1,401          284
                                                    _______     _______     _______       ______
                                                    103,069     104,933     107,099       21,758
                                                    =======     =======     =======       ======

(*) Convenience translation into U.S. dollars.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13 -   SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Cont.)

          C.  Financial income (expenses), net


                                                                Year ended December 31,
                                                    -----------------------------------------------
                                                    2 0 0 2     2 0 0 1     2 0 0 0     2 0 0 2 (*)
                                                    -------     -------     -------     ----------
                                                      NIS         NIS         NIS          US$
                                                    -------     -------     -------     ---------
                                                            (in thousands)            (in thousands)
                                                   ----------------------   -----------------------

               Financial expenses:
               Interest and expenses on
                 short-term credits                   (304)      (319)       (243)         (63)
               Inflationary erosion of the
                 Israeli currency                     (107)        95         (27)         (23)
                                                      _____     _____       _____         ____
                                                      (411)      (224)       (270)         (86)
                                                      -----     -----       -----         ----

               Financial income:                      (717)     1,008         925         (151)
               Interest income (expenses)
               Realized gains on
                 derivative financial                  329          -           -           69
                 instruments
               Gain from marketable                    555      1,053         929          117
                 securities                           _____     _____       _____         ____
                                                       167      2,061       1,854           35
                                                      -----     -----       -----         ----
                                                      _____     _____       _____         ____

               Financial income (expenses), net       (244)     1,837       1,584          (51)
                                                      =====     =====       =====         ====

NOTE 14 -   DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

          A. In accordance with Israeli GAAP, the Company comprehensively includes the effect of price level changes in the accompanying consolidated financial statements. Such accounting principles measure the effects of price level changes in the inflationary Israeli economy and, as such, is considered a more meaningful presentation than financial reporting based on historical cost. Accordingly, the Company is not required to eliminate the effect of price level changes in a reconciliation to U.S. GAAP.

          B. In accordance with U.S. GAAP, SFAS 115, changes in trading securities should be presented in the statement of cash flows as part of the operating activities. The following table provides a reconciliation of the statement of Cash flows for 2002, 2001 and 2000 in accordance with U.S. GAAP:

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 14 -   DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (Cont.)


                                                                Year ended December 31,
                                                    -----------------------------------------------
                                                    2 0 0 2     2 0 0 1     2 0 0 0     2 0 0 2 (*)
                                                    -------     -------     -------     ----------
                                                      NIS         NIS         NIS          US$
                                                    -------     -------     -------     ---------
                                                            (in thousands)            (in thousands)
                                                   ----------------------   -----------------------

Net cash provided by operating activities
    before adjustment                               9,333             9,197             8,166             1,971
Adjustment                                         (5,917)          (12,889)            4,965            (1,249)
                                                   _______           _______            _____            _______

Net cash provided by (used in) operating
    activities after adjustment                     3,416            (3,692)           13,131               722
                                                   =======           =======           ======            =======

Net cash provided by (used in) investing
    activities before adjustment                   (6,767)          (14,359)            4,109            (1,429)
Adjustment                                          5,917            12,889            (4,965)            1,249
                                                   _______           _______            _____            _______

Net cash used in investing
    activities after adjustment                      (850)           (1,470)             (856)             (180)
                                                   =======           =======            ======           =======

          (*) Convenience translation into U.S. dollars.

                                   SIGNATURES

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              G. WILLI-FOOD INTERNATIONAL LTD.


                                              By: /s/ Joseph Williger
                                                 -------------------------------
                                                 Joseph Williger
                                                 Chief Executive Officer


Date:  June 30, 2003

I, Joseph Williger, certify that:


1. I have reviewed this annual report on Form 20-F of G. Willi-Food International Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material state necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairy present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this annual report.

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

           One) designed such disclosures controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made know to us by others within those entities, particularly during the period in which this annual report is being prepared;

           Two) evaluated the effectiveness of the registrant's disclosures controls and procedures as of a date within 90 days prior to filing date of this annual report (the "Evaluation Date"); and

           Three) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

           One) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

           Two) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

Date:  June 30, 2003.

/s/ Joseph Williger
-------------------------
Joseph Williger
Chief Executive Officer

                            CERTIFICATION PURSUANT TO
                SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002


I, Gil Hochboim, certify that:
1. I have reviewed this annual report on Form 20-F of G. Willi-Food International Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material state necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairy present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this annual report.

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

           One) designed such disclosures controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made know to us by others within those entities, particularly during the period in which this annual report is being prepared;

           Two) evaluated the effectiveness of the registrant's disclosures controls and procedures as of a date within 90 days prior to filing date of this annual report (the "Evaluation Date"); and

           Three) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

           One) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

           Two) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

Date:  June 30, 2003.

/s/ Gil Hochboim
---------------------
Gil Hochboim
Chief Financial Officer

                                  EXHIBIT INDEX
Exhibit
Number         Description
------         -----------

+1.1         Memorandum of Association of Registrant, as amended.(1)

1.2          Articles of Association of Registrant, as amended. .(1)

2.1          Specimen of Certificate for ordinary shares.(2)

4.1          Form of Employment Agreement with Mr. Zvi Williger. (2)

4.2          Form of Employment Agreement with Mr. Joseph Williger. (2)

4.3          Share Option Plan. (2)

4.4 Management Agreement between Registrant and Yossi Willi Management Investments Ltd., dated June 1, 1998.(3)

4.5 Management Agreement between Registrant and Zvi Israel and Partners Ltd., dated June 1, 1998. (3)

4.6 Lease of Company's premises with Titanic Food Ltd., dated November 23, 1998. (3)

4.7 Services Agreement between Registrant and Willifood Investments Ltd., dated April 1, 1997.(3)

6            Statement re: computation of per share earnings.*

8            Subsidiaries of the Registrant.(2)

12.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - Chief Executive Officer.*

12.2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - Chief Financial Officer.*


-----------------------------
+    English translations from Hebrew original.

(1) Incorporated by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1997.

(2) Incorporated by reference to the Company's Registration Statement on Form F-1, File No. 333-6314.

(3) Incorporated by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

*    Filed herewith.