Form 20-F
period 2003-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2004-06-29
CIK 1030997

--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

           [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

                [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003

                                       OR

              [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
          For the transition period from ____________ to ______________

                           COMMISSION FILE NO. 0-29256

                        G. WILLI-FOOD INTERNATIONAL LTD.
              (Exact name of Registrant as specified in its charter
               and translation of Registrant's name into English)

                                     ISRAEL
                 (Jurisdiction of incorporation or organization)
        3 NAHAL SNIR ST., NORTHERN INDUSTRIAL ZONE, YAVNE, 81224, ISRAEL
                    (Address of principal executive offices)

               SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT
                          TO SECTION 12(b) OF THE ACT:
                                      NONE

               SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT
                          TO SECTION 12(g) OF THE ACT:

                  ORDINARY SHARES, NIS 0.10 PAR VALUE PER SHARE
                                (TITLE OF CLASS)

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

          As of May 31, 2003, the registrant had outstanding 4,307,500 ordinary shares, NIS 0.10 nominal value per share (4,277,500 ordinary shares as of December 31, 2003).

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

          Yes [X] No [_]

          Indicate by check mark which financial statement item the Registrant has elected to follow:

          Item 17. [X] Item 18. [_]

                                TABLE OF CONTENTS

                                                                                                 Page
                                                                                                 ----
PART I  ...........................................................................................1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS......................................1

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE...................................................1

ITEM 3. KEY INFORMATION............................................................................1

ITEM 4. INFORMATION ON THE COMPANY.................................................................3

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS..............................................17

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES................................................25

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.........................................34

ITEM 8. FINANCIAL INFORMATION.....................................................................37

ITEM 9. THE OFFER AND LISTING.....................................................................39

ITEM 10. ADDITIONAL INFORMATION...................................................................40

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK; CERTAIN RISK FACTORS.........43

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...................................45

PART II ......................................................................................... 46

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..........................................46

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.............46

ITEM 15. CONTROLS AND PROCEDURES..................................................................46

ITEM 16. [RESERVED]...............................................................................46

ITEM 16A. --  AUDIT COMMITTEE FINANCIAL EXPERT....................................................46

ITEM 16B. --  CODE OF ETHICS......................................................................46

ITEM 16C. --  PRINCIPAL ACCOUNTANT FEES AND SERVICES..............................................47

ITEM 16D. --  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES..........................47

                                TABLE OF CONTENTS
                                   (continued)

                                                                                                 Page
                                                                                                 ----
ITEM 16E. --  PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS.............47

PART III  ........................................................................................48

ITEM 17. FINANCIAL STATEMENTS.....................................................................48

ITEM 18. FINANCIAL STATEMENTS.....................................................................48

ITEM 19. EXHIBITS.................................................................................49

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

          Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

          Not applicable.

ITEM 3. KEY INFORMATION

          A.   SELECTED FINANCIAL DATA

          The following selected consolidated financial data as of December 31, 2003 and 2002 and for each of the years ended December 31, 2003, 2002 and 2001 have been derived from the consolidated financial statements and notes included in this report. The selected consolidated financial data as of December 31, 2001, 2000 and 1999 and for each of the years ended December 31, 2000 and 1999 have been derived from the consolidated financial statements and notes of the Company not included in this report. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"). Israeli GAAP, as applicable to the financial statements, are, in all material respects, substantially identical to generally accepted accounting principles in the United States ("US GAAP"), except for the accounting recognition of the effects of inflation on the financial statements and except for the presentation of cash flows. See Note 2 and Note 13 of Notes to the Company's consolidated financial statements.

          The Company's consolidated financial statements for each of the five years ended as of December 31, 2003 have been audited by Brightman Almagor & Co. independent certified public accountants and a Member Firm of Deloitte Touche Tohmatsu, whose report with respect thereto appears in the consolidated financial statements included in this report. The selected consolidated financial data set forth below should be read in conjunction with "Item 5:
"Operating And Financial Review And Prospects", the consolidated financial statements and notes thereto for the Company and the other financial information included in this report.

          The Company maintains its accounts and presents its financial statements in New Israeli Shekels ("NIS"), adjusted for changes in the general purchasing power of the Israeli currency as measured by changes in the Israeli Consumer Price Index ("CPI") and compiled in the manner explained in Note 2 of the Notes to the Company's consolidated financial statements. All references in this report to "dollars" or "USD" are to United States dollars. For convenience purposes, all financial data presented in this report that is stated in USD has been translated into USD using the representative exchange rate as of December 31, 2003 of NIS 4.379 = USD 1.00.

          The average exchange rate of NIS to one US dollar was 4.14 for the year ended December 31, 1999, 4.077 for the year ended December 31, 2000, 4.416 for the year ended December 31, 2001, 4.737 for the year ended December 31, 2002 and 4.51 for the year ended December 31, 2003. In 2004, the exchange rate of NIS to one US dollar was 4.438 on January 31, 4.485 on February 29, 4.528 on March 31, 4.588 on April 30 and 4.555 on May 31.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)
                                (NIS AS ADJUSTED)

                             YEARS ENDED DECEMBER 31

                                            2003                    2002                    2001
                                   ---------------------   ---------------------   ---------------------
                                      NIS         USD         NIS         USD         NIS         USD
                                   ---------   ---------   ---------   ---------   ---------   ---------
Sales                                137,385      31,374     128,870      29,429     133,021      30,377

Cost of Sales                        110,160      25,157     101,126      23,093     102,955      23,511

Gross Profit                          27,225       6,217      27,744       6,336      30,066       6,866

Selling Expenses                      11,662       2,663      10,024       2,289      10,000       2,285

General and administrative
expenses                               8,335       1,903       8,199       1,872       9,054       2,067

Total Operating expenses              19,997       4,566      18,223       4,161      19,054       4,352

Operating income                       7,228       1,651       9,521       2,175      11,012       2,514

Financial income (expenses),
net                                    4,336         990        (239)        (55)      1,802         412

Other income (expenses), net             101          23          29           7          --          --

Income before taxes on
income                                11,665       2,664       9,311       2,127      12,814       2,926

Taxes on income                        2,889         660       2,254         515       4,183         955

Net income                             8,776       2,004       7,057       1,612       8,631       1,971

Earnings per ordinary share
data Basic earnings per share           2.05        0.47        1.65        0.38        2.02        0.46

Shares used in computing
earnings per ordinary shares       4,277,500   4,277,500   4,227,500   4,227,500   4,277,500   4,277,500

                                            2000                    1999
                                   ---------------------   ---------------------
                                      NIS         USD         NIS         USD
                                   ---------   ---------   ---------   ---------
Sales                                134,319      30,673     137,871      31,485

Cost of Sales                        105,064      23,993     109,625      25,034

Gross Profit                          29,255       6,680      28,246       6,451

Selling Expenses                       9,568       2,185       7,259       1,658

General and administrative
expenses                               8,780       2,005       8,777       2,004

Total Operating expenses              18,348       4,190      16,036       3,662

Operating income                      10,907       2,490      12,210       2,789

Financial income (expenses),
net                                    1,553         355         592         135

Other income (expenses), net              26           6         (53)        (12)

Income before taxes on
income                                12,486       2,851      12,749       2,912

Taxes on income                        4,255         972       4,514       1,031

Net income                             8,231       1,879       8,235       1,881

Earnings per ordinary share
data Basic earnings per share           1.96        0.45        2.02        0.46

Shares used in computing
earnings per ordinary shares       4,277,500   4,277,500   4,147,500   4,147,500





                               BALANCE SHEET DATA
                                 (IN THOUSANDS)
                                (NIS AS ADJUSTED)

                                AS OF DECEMBER 31

                                  2003              2002               2001              2000              1999
                            ----------------   ---------------   ---------------   ---------------   ---------------
                               NIS      USD     NIS      USD      NIS      USD      NIS      USD      NIS       USD
                            -------   ------   ------   ------   ------   ------   ------   ------   ------   ------
Working capital              83,861   19,151   75,732   17,294   68,614   15,669   59,815   13,659   50,973   11,640

Total assets                109,619   25,033   94,741   21,635   92,460   21,114   77,476   17,693   68,268   15,590

Short-term bank debt             45       10    1,052      240    2,251      514       --       --       --       --

Loans from parent company        --       --       --       --       --       --       --       --       --       --

Shareholders' equity         87,150   19,902   78,374   17,898   71,306   16,284   62,679   14,314   54,434   12,431

          B. CAPITALIZATION AND INDEBTEDNESS

          Not applicable.

          C. REASONS FOR THE OFFER AND USE OF PROCEEDS

          Not applicable.

          D. RISK FACTORS

          For information with respect to "Risk Factors" affecting the Company, see Item 11.

ITEM 4. INFORMATION ON THE COMPANY

          A. HISTORY AND DEVELOPMENT OF THE COMPANY

          G. Willi-Food International Ltd. was incorporated in Israel in January 1994 under the name G. Willi-Food Ltd. and commenced operations in February 1994. It changed its name to G. Willi-Food International Ltd. in June 1996.

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

          Unless the context otherwise requires, all references herein to the "Company", "we" or "our" shall mean G. Willi-Food International Ltd. together with all of its subsidiaries.

          The Company's principal executive offices are situated at 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel. The Company's telephone number is 972-8-9322233 and its fax number is 972-8-9322299.

          B. BUSINESS OVERVIEW

OVERVIEW

          G. Willi-Food International Ltd. (the "Company") is an Israeli-based company engaged, directly and through subsidiaries, in the import, marketing and distribution in Israel of over 400 food products, including canned fruit and vegetables, jams and jellies, prepared sauces, pickled olives and other pickled vegetables, packaged fruit, canned fish, edible oils, dried fruit and nuts, coffee creamers, halva, sweet spreads, pasta, tahini, cookies and pastries, vinegar, noodles, rice and rice sticks, cornflour, tea, certain dairy products, certain frozen fish and certain other frozen and chilled products. The Company sells products with widespread demand in the Israeli marketplace, as well as products which cater to more select groups. The Company distributes certain of its products on an exclusive basis. Some products are currently also sold in insubstantial volume in the areas administered by the Palestinian Authority. The Company has occasionally sold, in insubstantial volume, to importers in Europe (mainly, France). The Company intends to continue our marketing efforts outside of Israel.

          The Company purchases food products from over 100 suppliers located around the world, including the Far East (China, India, the Philippines and Thailand), Eastern Europe (Hungary, Latvia, Poland), South America (Argentina, Ecuador and Costa Rica), the United States, Western and Northern Europe (The Netherlands, Belgium, Germany, Sweden, Denmark, France) and southern Europe (Spain, Portugal, Italy, Turkey, Greece and Cyprus).

          The products imported by the Company are marketed and sold to over 600 customers, including supermarket chains, wholesalers and institutional consumers. The Company markets most of the products under the brand name "Willi-Food." Certain products are marketed under brand names of the manufacturers, or under other brand names.

          The Company is re-evaluating its strategic position and considering other business opportunities, including acquisitions by and mergers of the Company. As part of this re-evaluation, the Company is also considering forming strategic alliances with or entering into different lines of business. The Company has not made any definitive plans or reached any definitive conclusions on these matters. There can be no assurances that the Company will form any such alliances or enter into any other line of business.

          The Company's principal shareholder, Willifood Investments Ltd., which we refer to as Willifood, whose primary asset is the Company's ordinary shares, holds approximately 78.19% of the Company's outstanding share capital. See "Item 7: "Major Share Holders and Related Party Transactions." Willifood's securities are traded on the Tel Aviv Stock Exchange.

OUR BUSINESS

          The following is a description of the Company's principal business activities.

SUBSIDIARIES

          Willi-Food Frozen Products Ltd., which we refer to as Willi Frozen (previously Fanny Food Importing and Distribution (1996) Ltd.), a wholly-owned subsidiary of the Company, was incorporated in Israel in September 1996. It is the Company's practice, occasionally, to import, market and distribute certain food products, including frozen and chilled fish, dairy and other products through this subsidiary. Willi Frozen has no assets, facilities or obligations, other than those amounts owed to suppliers overseas with respect to products purchased from them. The sales of Willi Frozen as of the year ended December 31, 2003 amounted to NIS 0 thousand, of the year ended December 31, 2002 amounted to NIS 0 thousand, of the year ended December 31, 2001 amounted to NIS 0 thousand, and in the year ended December 31, 2000 - NIS 853 thousand (US dollar 195 thousand).

          In November 1995, the Company also incorporated a wholly-owned subsidiary, W.F.D. (Import, Marketing and Trading Ltd.), which we refer to as W.F.D. The Company occasionally imports certain foodstuffs through this subsidiary, which sells these products to the Company. W.F.D. has no assets, facilities or obligations, other than those amounts owed to suppliers overseas with respect to products purchased therefrom. The sales of W.F.D. as of the year ended December 31, 2003 amounted to NIS 0 thousand, of the year ended December 31, 2002 amounted to NIS 0 thousand, of the year ended December 31, 2001 amounted to NIS 0 thousand, and in the year ended December 31, 2000 - NIS 363 thousand (US dollar 83 thousand).

          In May 2001, the Company acquired all the shares of Gold Frost Ltd., which we refer to as Gold Frost, for NIS 336 thousand (USD 77 thousand). Gold Frost is engaged in locating suppliers abroad and importing frozen and chilled food products. Among the products imported by Gold Frost are smoked fish, cheese, butter and antipasti. Gold Frost imports these products from the US, Denmark, Sweden, Bulgaria, Italy, Greece and the Netherlands.

          The Company purchased Gold Frost in order to take advantage of Gold Frost's know-how in importing frozen and chilled products as well as of its well known brand name in the Israeli market. In June 2001, the Company signed an agreement with Gold Frost to store and market the food products imported by Gold Frost through the Company for a commission of 15% (which changed to 20% in 2002 and 2003) of the total monthly sales of Gold Frost's products which were sold by the Company within that month. Gold Frost imports to Israel over 120 products, usually packed for private consumers (cans, jars, containers and plastic sealed and vacuumed packages), but also for institutional consumers. Gold Frost is working towards widening the variety of products it imports.

          Gold Frost does not market its products, but rather uses the Company for this purpose. The agreement between the Company and Gold Frost states that the Company shall provide Gold Frost with marketing services until December 31, 2003. The agreement is automatically renewable each year for one year periods. The volume of commissions paid by Gold Frost to the Company in 2003 amounted to NIS 5.40 million (USD 1.20 million), in 2002 NIS 3.51 million (USD 0.80 million) and in 2001 NIS 1.43 million (USD 0.33 million).

          During July 2001, Gold Frost entered in two agreements with private companies for consultation services regarding the operation and maintenance of refrigerated warehouses and refrigerated storage. This service was provided for a one year period.

          Gold Frost finances its activities by loans from banks and equity. As of December 31, 2003, Gold Frost's equity amounted to NIS 7.66 million (USD 1.75 million) and it held cash and cash equivalents of NIS 6.38 million (USD 1.46 million) and inventory of NIS 3.70 million (USD 0.85 million). As of December 31, 2002, Gold Frost's equity amounted to NIS 4.30 million (USD 0.98 million) and it held cash and cash equivalents of NIS 2.77 million (USD 0.63 million) and inventory of NIS 3.1 million (USD 0.71 million). As of December 31, 2001, Gold Frost's equity amounted to NIS 1.78 million (USD 0.41 million) and it held cash and cash equivalents of NIS 0.48 million (USD 0.11 million). Gold Frost has at its disposal bank credit, which is guaranteed by the Company without limitation.

          As of December 31, 2003, the Company's wholly-owned subsidiaries had no indebtedness to banks. See "Item 8: "Guarantees and Pledges."

BUSINESS STRATEGY

          The Company's business strategy is:

               o to increase market penetration of products that are currently sold by the Company through, among other things, marketing and sales campaigns; and

               o to expand its current food product lines and diversify into additional product lines.

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

          The Company has developed certain trade relationships locally, as well as in areas administered by the Palestinian Authority, although the current sales volume to the Palestinian administered areas is rather low. In addition, the Company has:

               o    initiated sales in Europe;

               o entered into arrangements with recognized manufacturers to market their products under their respective brand names, in addition to brand names under which the Company currently markets its products; and

               o introduced additional food products to the Israeli marketplace under the brand name "Willi-Food."

          On March 7, 2000, the Company's board of directors authorized the Company's management to examine proposals and conduct negotiations with respect to the potential investment by the Company and, subject to applicable law, the Company's major shareholder, Willi Food's, of an aggregate sum of up to USD 4 million in businesses engaged in communications and/or Hi-Tech activities, provided that the terms of any particular transaction are subject to board approval and, if required by law, shareholder approval. As of the date of this report, the Company has not yet entered into any definitive agreements in implementation of such resolution and there can be no assurance that the Company will enter into any such definitive agreements.

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

          The Company aims at widening the variety of the products it imports. Due to commercial considerations, the Company occasionally stop importing certain products.

          The Company's main product lines and the principal products of each line are as follows:

o CANNED VEGETABLES: including okra, mushrooms (whole and sliced), artichoke (hearts and bottoms), pees, beans, asparagus, corn, baby corn, palm hearts, vine leaves (including vine leaves stuffed with rice) as well as additional canned vegetables. These products are primarily imported from China, Spain, Greece, Thailand, South America, Turkey, France, India, Poland and The Netherlands.

o CANNED FISH: including tuna (in oil or in water), sardines, anchovies, smoked cod liver, sprats, and salmon. These products are primarily imported from Thailand, Philippines, Canada, Portugal, Spain, Greece, Sweden and Latvia.

o DAIRY PRODUCTS: yogurt, cheeses, including hard cheeses and semi-hard cheese such as parmesan, emental, edam, kashkaval, molded cheeses such as brie, camembert, danablue, feta cheese, butter, butter spreads, margarine, profiterols and others. These products are primarily imported from Greece, Denmark, Bulgaria, Italy and The Netherlands.

o EDIBLE OILS: including sunflower oil, soy bean oil, corn oil, and olive oil. These products are primarily imported from Argentina, Italy, Turkey and Spain.

o CANNED FRUIT: including pineapple (sliced or pieces), peaches, fruit cocktail, apricot, pears, cherries, mangoes and lichees. These products are primarily imported from Thailand, Philippines, Greece, Europe and South America.

o DRIED FRUIT, NUTS AND BEANS: including figs, apricots, pineapple, papaya, prunes, raisins, banana chips, sun flower seeds, pine nut kernels, almonds, walnuts, cashew nuts and peanuts. These products are primarily imported from Greece, Turkey, India, China, Thailand, and the United States.

o CHILLED AND FROZEN PRODUCTS: including frozen fish (fillets of salmon, smoked salmon, fillets of herring, smoked herring etc.), and frozen vegetables. These products are primarily imported from Greece, Scandinavia and The Netherlands.

o OTHER PRODUCTS: including, among others, coffee creamers, condensed milk, fruit juices, jams, halva, Turkish delight, pasta, tahini, ketchup, mayonnaise, cookies, vinegar, sweet pastry and crackers, sauces, flours, coffee, sour pickles, mixed pickled vegetables, pickled peppers, an assortment of black and green olives, rice, rice sticks, rice crackers, pasta and noodles. These products are primarily imported from the Netherlands, Italy, Greece, Belgium, the United States, Scandinavia, Poland, China, Thailand, Turkey, India and Argentina.

          Some of the products sold by the Company are imported by Gold Frost. The Company did import some of these products in the past, but this was done on a small scale aimed at testing the demand for such products and their profitability. After the purchase of Gold Frost the import of these products was emphasized and expanded by Gold Frost.

          The products with the largest sales volume for the year ended December 31, 2003 were canned fish (22% of sales), canned vegetables (19% of sales), edible oils (16% of sales), dairy products (15% of sales), rice and pasta (8% of sales) and canned fruits (5% of sales).

          For the year ended December 31, 2002, canned vegetables were 22% of sales, canned fish was 19% of sales, dairy products were 11% of sales and edible oils were 9% of sales. For the year ended December 31 2001, canned fish was 23% of sales, edible oils were 10% of sales, canned mushrooms were 5% of sales and canned fruit was 8% of sales.

          Most of the products that the Company imports and markets are approved as Kosher by and/or under the supervision of various supervisory institutions including the Kashrut Committee of the Shearit Israel Rabbinical Court, Chug Chatam Sofer Bnei Brak, Chug Chatam Sofer Petach Tikva, the Chief Rabbinate of Israel, Achdut Israel, certain Jewish organizations administering Kashrut procedures and certifications (such as the Union of the Orthodox Jewish Congregation of America (O.U.), OK, Kof-k, Star-K, etc.) and rabbis of local Jewish congregations abroad. See "Government Regulation."

SUPPLIERS

         The Company purchases food products from over 100 suppliers worldwide, including suppliers located in the Far East (China, India, the Philippines and Thailand), Eastern Europe (Bulgaria, Hungary, Latvia, Poland), South America (Argentina, Ecuador and Costa Rica), the United States and Canada and Western, Northern and Southern Europe (Sweden, Denmark, Greece, The Netherlands, Italy, Portugal, Spain, Belgium, Germany, France, Turkey and Cyprus).

          In addition, the Company actively maintains contact with approximately 150 suppliers worldwide, through which it assesses on an on-going basis world market trends, fluctuations in prices and terms internationally available and other updating of issues relevant to its business.

          The Company's management and personnel visit food trade fairs world wide on a regular basis and create new business relationships with potential suppliers on an ongoing basis.

          The following table represents the percentage of purchases by the Company from suppliers who account for more than 5% of the total purchases in the years 2001, 2002 and 2003:

    SUPPLIER    2003    SUPPLIER    2002    SUPPLIER    2001
   ----------   ----   ----------   ----   ----------   ----
   Supplier A   10.8%  Supplier A   13.0%  Supplier A   12.9%
   Supplier B    9.2%  Supplier B    8.3%  Supplier B    7.3%
   Supplier C    7.5%  Supplier C    6.2%  Supplier C    4.8%
   Supplier D    7.1%
   Supplier E    5.9%

          The Company is not dependent on any supplier for a majority of the products imported by it. In respect of certain products, however, the Company is dependent exclusively on one source of supply. Five of such products accounted, in the aggregate, for approximately, 21%, 15% and 18% of the Company's sales in the years ended December 31, 2003, 2002 and 2001, respectively.

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

          The Company does not generally enter into written agency or other agreements with its suppliers. However, the Company has written confirmations from certain foreign suppliers, confirming the exclusive appointment of the Company as the sole agent and/or distributor of such suppliers either with respect to a specific product or, in certain cases, with respect to a line of products, within the State of Israel. These exclusivity rights have generally been granted for a period ranging between 12-36 months terminating through 2004, and in certain cases are conditional upon the Company's compliance with certain minimum purchase requirements. The suppliers from which the Company received such letters of confirmation accounted for approximately 23%, 22%, 25% and 20% of the Company's purchases in 2003, 2002, 2001 and 2000, respectively. In a few instances the Company did not fulfill its commitment to the minimum purchase requirements, but since the onset of its activities no supplier terminated its agreement with the Company due to not filling the quotas. The Company's purchases are not motivated by a desire to fulfill minimum quota requirements, and the considerations in purchasing products from these suppliers are identical to those for purchasing from other suppliers.

          In addition to such arrangements, the Company routinely varies its sources of supply and purchases depending on price levels, product quality and product availability. Sales of products for which no written agreements (or written confirmations for exclusivity rights) exist between the Company and such suppliers accounted for approximately 77%, 78%, 75% and 80% of the Company's total purchases in 2003, 2002, 2001 and 2000, respectively.

          Certain of the products imported by the Company are seasonal agricultural products, such as artichokes, cherries, lychee, pears, apricots, kernel corn, mushrooms and peaches. In order to assure itself a continued supply of these seasonal items, the Company generally arranges with the manufacturers of such products at the beginning of the season for the terms of purchases of such items for the coming year.

          The Company's products are packaged by various manufacturers and suppliers abroad and labeled with Hebrew, English and, in certain cases, Arabic and Russian labels, according to the Company's instructions and requirements. See "Government Regulation."

          A substantial portion of the Company's purchases from suppliers is made in USD (such as purchases from the Far East, the United States, South America and certain European countries, including Greece and Turkey) with the remaining purchases usually made in Euro and other foreign currencies (e.g. Swedish Kronors). Supply is generally made against letters of credit for a period of up to 90 days. See "Item 5: "Operating And Financial Review and Prospects - Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets."

          For the years ended December 31, 2003, 2002 and 2001, respectively, the Company issued orders to suppliers against letters of credit amounting in the aggregate of approximately NIS 49.7 million (USD 11.35 million), NIS 48.7 million (USD 11.1 million) and NIS 77.2 million (USD 17.6 million), respectively.

CUSTOMERS

         The Company's products are marketed and sold to over 600 customers throughout Israel and in a substantially less extent to customers in the areas administered by the Palestinian Authority. The Company has occasionally sold to importers from Europe (mainly France). During 1998, the Company sold, as its first transaction in Europe and South America, respectively, one of its food products, olive oil, to importers in France and another one of its food products, canned mushrooms, to Argentina. In 2001 and 2002 the Company sold sugar cubes and pickles to France. In 2003 the Company sold tuna fish and baby corn to France.

          The Company's customers generally are comprised of two major groups:
i. supermarket chains in the organized market consisting of the four major supermarket chains in Israel, and ii. private supermarket chains, wholesalers and institutional customers. The Company's customers include several of the largest supermarket chains in the organized market in Israel, including:
Supersol Ltd. (which also includes the Hyperneto, the Universe Food Warehouse Club, Cosmos, Machsaney Mazon, Zol Lemehadrin, Supersol, Birkat Rachel and Hutzot Lahav); Club Market Marketing Chains Ltd. (which also includes the Club Market, Hatzi Kupa, Zol Po and Jumbo); the Co-op Blue Square Cooperative Society Ltd. (which also includes the Co-op Blue Square Super Company Ltd., Zil Va'Zol, the Co-op Blue Square Hyper Company Ltd., the Supercenter, The Super Center City, King Center, Mega, Shefa Shuk and the Shefa Mehadrin) and Co-Op Jerusalem.

          The Company's contracting with the supermarkets in the organized market is done through their principal executive or sales offices and buyers. The Company also distributes its products in the private supermarket chains and through a network of wholesalers and institutional consumers such as catering halls and food service companies.

          The Company's sales, by customer group, for the years ended December 31, 2003, 2002, 2001 and 2000 are as follows:

                                                         PERCENTAGE OF TOTAL SALES
                                                          YEAR ENDED DECEMBER 31
                                                         -------------------------
          CUSTOMER GROUPS                                2003   2002   2001   2000
          Supermarket Chains in the organized market      42%    43%    43%    49%

          Private Supermarket Chains, Wholesalers and
          institutional consumers and the Palestinian
          Authority                                       58%    57%    57%    51%

                                                         100%   100%   100%   100%

          For the years ended December 31, 2003, 2002 and 2001, the Company's three largest customers (all of which are supermarket chains in the organized market) constituted, in each case, in excess of 5% of the Company's sales, and together aggregated approximately 39%, 41% and 43%, respectively, of the Company's sales during such periods. The largest customer accounted for 18% of the Company's sales in 2003, compared with 27% of the Company's sales in 2002 and 19% of the Company's sales in 2001. The loss of any of these major customers could have a material adverse effect on the Company's financial condition and results of operations. The Company is seeking to expand its operations in other areas so as to reduce its dependence on any single significant customer.

          The Company is under a commitment to pay incentives to certain customers in the organized market, to certain private supermarket chains and to some wholesalers in relation to the increase in volume of sales in excess of a certain agreed upon amount which varies among customers. Such incentives range from 1% to 7.5% of the annual sales of the Company to such customers. Such incentives are generally paid at the beginning of each year with respect to the previous year's sales. Such arrangements also generally include specific exclusions, such as direct or joint importing of products that are not considered for purposes of such incentives. Certain of such commitments are oral and not evidenced in written documents. For the years ended December 31, 2003, 2002 and 2001, the Company paid and/or is obligated to pay approximately NIS 3,380 thousand (USD 772 thousand), NIS 2,418 thousand (USD 552 thousand) and NIS 4,350 thousand (USD 993 thousand) respectively, in respect of such incentives.

DISTRIBUTION, MARKETING AND SALES

          The Company generally has no written agreements with its customers, nor are its arrangements with its customers on an exclusive or binding basis. The Company generally extends its customers approximately 60-90 days credit beginning at the end of the month in which the sale took place. The supermarket chains in the organized market generally effect payment by wire transfers or cash payments on the due date, while other customers are generally required to provide promissory notes. The Company generally does not require the supermarket chains in the organized market to provide any kind of security for payments; however, other customers may be required to provide security, including personal guarantees. The Company generally enables its customers to return products.

          The volume of lost debts of the Company amounted in the years ended December 31, 2003, 2002 and 2001 to NIS 0 thousand (USD 0 thousand), NIS 0 thousand (USD 0 thousand) and NIS 103 thousand (USD 24 thousand) respectively.

          Sales are made by the placement of customers' orders which are directed to the Company's regional office and placed by the sales personnel or directly by the customers. Orders are transferred to the Company's warehouse facilities in Yavne for preparation and delivery by the Company's transporters. In certain cases, the Company transports products directly from port to customers, utilizing the services of independent transporters.

          The Company generally holds an inventory of products, which the Company believes to be sufficient to meet market requirements for a period of 80 days. The Company may, occasionally, take advantage of purchasing some inventory items; at those cases the inventory quantities may be even higher then 80 days. Products ordered in full container loads by customers are generally forwarded directly to the customers' facilities, without being stored in the Company's facilities. The Company does not regularly maintain significant backlog of orders from customers. The Company's inventory as of December 31, 2003 amounted to 18.82 million (USD 4.30 million) compared with NIS 16.31 million (USD 3.72 million) as of December 31, 2002, and NIS 20.17 million (USD 4.61 million) as of December 31, 2001.

          The Company participates in various sales campaigns within the supermarket chains that are intended to stimulate sales volume. Among such campaigns are food festivals initiated by the supermarket chains and certain importers, including the Company, in which the import and marketing of products from a specific country or region are celebrated and promoted. In the years 2003, 2002 and 2001 the Company participated in various festivals, including the Mediterranean Festival, for certain products imported from Italy, The Netherlands, Turkey and Greece. Such festivals typically involve increased display space as well as enhanced promotional activities, both with respect to the festival itself and the products. Such activities are sponsored by the supermarkets in collaboration with the importers participating in the festival. The cost of the Company's participation in such activities is minimal. Within this framework, the Company imports a wide variety of products which include pastries, vegetables, jams, cheese, fish, and dairy products, as well as certain artifacts typical to the culture and/or cuisine of each specific festival.

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

          Certain of the Company's competitors (Shemen and Milomor with respect to edible oils, Fodor and Posidon with respect to fish products, Pri HaGalil, Posidon and Yachin-Vita with respect to canned vegetable products, Tnuva and Tara with respect to dairy products, etc.) are substantially more established, have greater market recognition and have greater financial, marketing, human and other resources than those of the Company. If any of the Company's major competitors materially reduce prices, the Company would experience significantly more competitive pressure. The Company cannot predict whether it could successfully compete with these pressures and, if it were unable to do so, the Company's business would suffer.

INTELLECTUAL PROPERTY RIGHTS

          The Company markets certain products under the trademark "Willi-Food," which has been approved for registration in Israel in May 1997 for certain uses relating to the food industry. The Company markets certain products under the trademark "Gold-Frost," which was registered in Israel in February 2002. There can be no assurances as to the degree of protection this registration will afford. Other products marketed by the Company under their original brand name are "Completa," "Borges," "Arla," "Lurpak," "Carapelli," "Hazer Baba" and "Flavor House." The Company imports several products for the Supersol chain under the brand name "Superclass," which is the chain's brand name. The volume of the sales of this brand name to the Super Sol chain in the years ended on December 31, 2003, 2002 and 2001 amounted to 25%, 20% and 26% of the total sales to this chain respectively.

EMPLOYEES

          As of April 30, 2004, the Company, including its subsidiaries, employed a total of 60 persons, 8 of whom are in management positions, 9 of whom are in import and accounting positions, 20 of whom are involved in the Company's sales department and 23 of whom are in warehousing and transportation. This compared with 54 persons as of April 30, 2003, 6 of whom were in management positions, 12 of whom were in import and accounting positions, 17 of whom were involved in the Company's sales department and 19 of whom were employed in warehousing and transportation. On April 30, 2002 the Company, including its subsidiaries, employed a total of 53 persons, 18 of whom were in management and accounting positions, 6 of whom were in management positions, 12 of whom were in import and accounting positions, 16 of whom were involved in the Company's sales department and 19 of whom were in warehousing and transportation. Seven additional employees are engaged on an hourly basis and other employees are supplied by manpower companies on an as needed basis. See Item 6: "Directors, Senior Management and Employees." The Company believes that the working relations within the Company are satisfactory.

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

          A general practice in Israel followed by the Company, although not legally required, is the contribution of funds on behalf of its senior employees to a fund known as "Manager's Insurance." This fund provides a combination of savings plan, insurance and severance pay benefits to participating employees, giving these employees a lump sum payment upon retirement and securing their right to receive severance pay, if legally entitled, upon termination of employment. The employee contributes an amount equal to 5%-5.5% of his wages and the Company contributes an additional 13.3%-15.8%. In addition, Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (which is similar, to some extent, to the United States Social Security Administration). The payments thereto amount to approximately 11% of wages; the employee's share being 4.5-9% (depending on the marginal level of wages) and the employer's about 5%.

GOVERNMENT REGULATION

          The import, storage, distribution, marketing and labeling of food products is subject to extensive regulation and licensing by various Israeli government and municipal agencies, principally the Ministry of Health and the Ministry of Trade and Industry of the State of Israel. The Company is required to maintain its distribution processes, as well as the products imported by it, in conformity with all applicable laws and regulations. Failure to comply with such applicable laws and regulations could subject the Company to civil sanctions, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on the Company. The Company believes it complies in all material respects with the above-mentioned requirements.

          In 1978 the Israeli government issued the free import decree, which exempts the import of most food products from the need to acquire a license. However, permits from the Ministry of Health and the Ministry of Agriculture are still required. Israeli government policy in favor of exposing the local market to certain imported products has directly impacted the Company's operations since, as of September 1991, certain qualitative customs duties, formerly levied on products, including those imported by the Company, have been canceled. Customs duties and charges are levied on a portion of the Company's products.

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

          Most of the products which the Company imports and markets are approved as Kosher by and/or under the supervision of various supervisory institutions including the Kashrut Committee of the Shearit Israel Rabbinical Court, Chug Chatam Sofer Bnei Brak, Chug Chatam Sofer Petach Tikva, the Chief Rabbinate of Israel, Achdut Israel, certain Jewish organizations administering Kashrut procedures and certificates (such as the Union of the Orthodox Jewish Congregation of America (O.U.), OK, Kof-k, Star-K, etc.) and rabbis' of local Jewish congregations abroad. Such procedures include, in certain cases, personal supervision by a Kashrut supervisor sent by such institutions to the manufacturing facilities from which the Company purchases products, who is present at the plant during the processing of the product. Under Israeli law, the Company is required to ascertain that the Kosher foodstuffs which it offers for sale bear kosher certification approved by certain authorities, such as the Chief Rabbinate of Israel, and also the name of the individual authorized to certify such product. Not all products marketed by the Company have been so certified, although they do bear certain kosher certification from other certification bodies.

          C. ORGANIZATIONAL STRUCTURE

          The Company has three wholly owned subsidiaries, Willi Frozen, W.P.D and Gold Frost. The only office of the Company is the Yavne, Israel office.

          D. PROPERTY, PLANTS AND EQUIPMENT

          The Company's principal executive offices are situated at a leased facility in the northern industrial zone of Yavne, at 3 Nahal Snir St., Israel, 35 km south of Tel-Aviv. These premises serve as the Company's logistic center for warehousing and distribution of food products. The Yavne facility is leased by the Company from Titanic Food Ltd., a private Israeli company controlled by Messrs. Joseph Williger, the Company's Chief Executive Officer and a director, and Zvi Williger, the Company's Chief Operating Officer and Chairman of the Board. The lease, which was for a period of two years expiring on January 14, 2001, was extended twice, for an additional period of two years, until January 14, 2005. The Company has the option to extend this lease for another two-year period, until January 14, 2007, with a concomitant increase in rental fees for each of such additional period.

          This facility, a four-story building plus a basement, consists of approximately 5,387 square meters (approximately 48,500 square feet). The monthly rental fee (excluding VAT) for this facility is approximately USD 34,178. The rent is payable in advance on a quarterly basis. The Company believes that the terms of the above mentioned lease are no less favorable to it than could be obtained from an unaffiliated third party. The amounts paid by the Company as rental fees in the years ended December 31 2003, 2002 and 2001 were approximately NIS 1.84 million (approximately USD 0.42 million), approximately NIS 1.82 million (approximately USD 0.42 million) and approximately NIS 1.72 million (approximately USD 0.39 million), respectively. Since March 27, 2000, the Company has been operating the Yavne facility under a municipal business license as required under Israeli law. The license has been granted permanently.

          The Company utilizes free warehouse services in the area of the Ashdod seaport. The Company is charged only for storage per container, i.e., there is no charge for rental while the Company does not use the warehouse services. The payment for these services for the years ended December 31, 2003, 2002 and 2001 was NIS 822 thousand (USD 188 thousand), NIS 823 thousand (USD 188 thousand) and NIS 863 thousand (USD 197 thousand), respectively.

          The board of directors and the Audit Committee of the board of directors of the Company approved on March 29, 2004 an engagement with Titanic Food Ltd. regarding an eight-year lease, divided into two terms of four years each, plus two option terms of four years each on an alternative facility. According to this agreement, the Company will rent a facility from Titanic Food Ltd., which will replace the present leased facility and the need for the warehouse in Ashdod. Titanic Food Ltd. purchased an adjacent lot recently and it intends to build a one level building of approximately 6,000 square meters (approximately 54,000 square feet) with a ceiling height of 9-10 meters, which will suit the Company's presently foreseeable needs. The monthly rent costs for the first term is USD 6.66 per square meter (approximately USD 39,660) which will increase by 5% in the second four-year term and any option term thereafter. The above-mentioned monthly rent will be lower than present renting costs of the facility in Yavne plus the charges of the warehouse in Ashdod.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

          The Company is engaged in the import, marketing and distribution of a broad range of food products purchased from over 100 suppliers worldwide and marketed throughout Israel, and to a much lesser extent, the areas administered by the Palestinian Authority. The products imported by the Company are marketed in Israel and sold to over 600 customers including supermarket chains in the organized market, private supermarket chains, wholesalers and institutional consumers. The Company was incorporated in Israel in January 1994 and commenced its operations in February 1994.

          For the year ended December 31, 2003, each of the Company's three largest customers accounted for more than 5% (or in the aggregate approximately 39%) of the Company's sales. For the year ended December 31, 2002, each of the Company's three largest customers accounted for more than 5% (or in the aggregate approximately 41%) of the Company's sales. The loss of any of these major customers could have a material adverse effect on the Company's financial condition and results of operations.

          For convenience purposes, the financial data for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 has been translated into U.S. dollars using the representative exchange rate as of December 31, 2003 of NIS
4.379 = USD 1.00.

          The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto which appear in this Annual Report.

          The Company is not involved in any off balance sheet transactions or long-term contractual obligations.

CRITICAL ACCOUNTING POLICIES

          Management's discussion and analysis is based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Israel and adapted to the generally accepted principles accepted in the United States. The use of these generally accepted principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting accounting periods presented. These estimates include assessing the collectibility of accounts receivable, and the use of recoverability of inventory. Actual results could differ from those estimates. The markets of the Company's products are characterized by intense competition and a rapid turnover of products and frequent new introductions of products, all of which may impact the future realizability of the Company's assets.

          The following critical accounting policies may affect significant judgements and estimates used in the preparation of the consolidated financial statements.

1. Revenue Recognition - revenue from product sales is recognized upon the shipment to the consumers, when the title and risk of loss have been transferred to the consumer, price and terms are agreed and when no significant vendor obligations exist and collection of the resulting receivable is reasonably assured. Incentive to certain customers - the Company is obligated to pay incentives to certain customers in relation to the volume of sales in excess of a certain amount. The incentive is calculated as a percentage of the annual sales to the customer. In accordance with EITF 01/9 the Company presents revenue net of such incentives. The Company grants its customers the right to return the products. A provision for customers' return is recorded for the estimated future products return, based on the Company's experience. This policy is significant because the revenue is a key component of the Company's operations, as well as the fact that the revenue recognition determines the timing of certain expenses. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause the operating results to vary from quarter to quarter and may result in operating losses.

2. Inventories - are stated at the lower of cost or market value. Cost is determined by the FIFO (first in first out) method. Inventory's values and quantities review cause the Company to write down the difference between the cost and the estimated market value upon assumption about future demand and market conditions. If the inventory is determined to be undervalued, the Company may have to recognize additional operating income at the time of sale. Any significant unanticipated change in demand or expiration of product life could have a significant impact on the value of the inventory.

          A. RESULTS OF OPERATIONS

          The following table sets forth for the periods indicated, the correlation (in percentages) between items from the Company's statements of operations to its total sales for such periods:

                                       YEAR ENDED     YEAR ENDED      YEAR ENDED
                                      DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
                                         2003           2002            2001
Sales                                      100%          100%            100%

Cost of sales                            80.17%        78.47%          77.40%

Gross profit                             19.83%        21.53%          22.60%

Sales and Marketing expenses              8.49%         7.78%           7.52%

                                       YEAR ENDED     YEAR ENDED      YEAR ENDED
                                      DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
                                         2003           2002            2001
General and administrative expenses       6.07%         6.36%           6.80%

Operating income                          5.27%         7.39%           8.28%

Financial income (expenses), net          3.16%        (0.19)%          1.35%

Income before taxes on income             8.49%         7.22%           9.63%

Taxes on income                           2.10%         1.74%           3.14%

NET INCOME                                6.39%         5.48%           6.49%
                                         -----         -----           -----

YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

          SALES. Sales for the year ended December 31, 2003, increased by approximately NIS 8.5 million (USD 1.9 million), or 6.6%, to approximately NIS
137.4 million (USD 31.4 million) from NIS 128.9 million (USD 29.4 million) for the year ended December 31, 2002. The growth of income for the year ended December 31, 2003 compared with the year ended December 31, 2002 is a result of marketing efforts taken by the Company followed by new products penetrating, that despite of real abrasion of prices in the industry, the severe economy situation, abrasion of wages and disposable income and growth in unemployment rate. The Company continued to enlarge its activities and its penetration into new fields, mainly frozen and chilled products. The products with the largest sales volume for the year ended December 31, 2003 were canned fish (22% of sales), canned vegetables (19% of sales), edible oils (16% of sales), dairy products (15% of sales), rice and pasta (8% of sales) and canned fruits (5% of sales); the products with the largest sales volume for the year ended December 31, 2002 were canned vegetables (22% of sales), canned fish (19% of sales), dairy products (11% of sales) and edible oils (9% of sales).

          COST OF SALES. Cost of sales for the year ended December 31, 2003, increased by approximately NIS 9.0 million (USD 2.1 million), or 8.9%, to approximately NIS 110.2 million (USD 25.2 million) from approximately NIS 101.1 million (USD 23.1 million) for the year ended December 31, 2002. The increase in cost of sales as a percentage from the total sales for the year ended December 31, 2003 compared to the same period in 2002 reflects the fall in the price of food products due to the deepening recession in the Israeli market, including the growth in unemployment and decreased purchasing power in the Israeli market, as well as an increase in local competition.

          GROSS PROFIT. The results of sales and cost of sales, as mentioned above, created a gross profit of NIS 27.2 million (USD 6.2 million), equal to 19.82% of the sales, compared to 21.53% in 2002 and 22.6% in 2001. These results are due to efficiency in the ratio between sales and cost of sales and reduction of sales prices to customers due to market conditions and competition versus the above-mentioned rise in the price of products.

          The Company cannot reasonably foresee the product mix of its future sales nor the cost of future supplies. Accordingly, there can be no assurance that the above gross margin levels will be maintained in the future.

          SALES AND MARKETING EXPENSES. Sales and marketing expenses for the year ended December 31, 2003 increased to approximately NIS 11.7 million (USD
2.7 million) or 8.49% of sales, from approximately NIS 10.0 million (USD 2.3 million), or 7.78% of sales, for the year ended December 31, 2002. This increase in sales in mainly attributable to improving the selling infrastructure, including increased advertising costs of approximately NIS 0.6 million, and recruiting more experienced employees and management in the sales department, resulting in increased payroll expenses of approximately NIS 0.8 million.

          In the first quarter of 2004, the Company increased its advertising costs beyond historical levels to approximately NIS 1.8 million (USD 0.4 million) in an effort to promote the Company's brand name and products and to increase revenues. The Company does not yet know if this effort will have the intended result. If it does not have the intended result, there may be an adverse effect on the Company's income.

          GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended December 31, 2003 slightly increased by approximately NIS 0.1 million (USD 0.03 million) to approximately NIS 8.3 million (USD 1.9 million), or 6.07% of sales, from approximately NIS 8.2 million (USD 1.9 million), or 6.36% of sales, for the year ended December 31, 2002.

          OPERATING INCOME. Operating income for the year ended December 31, 2003 decreased by approximately NIS 2.3 million (USD 0.5 million), or 24.1%, to approximately NIS 7.2 million (USD 1.7 million), or 5.27% of sales, from approximately NIS 9.5 million (USD 2.2 million), or 7.39% of sales, for the year ended December 31, 2002.

          FINANCIAL INCOME (EXPENSES), NET. The financial income, net, for the year ended December 31, 2003 was approximately NIS 4.3 million (USD 1.0 million) compared with financial expenses, net, of approximately NIS 0.2 million (USD
0.05 million) for the year ended December 31, 2002. The results in 2003 were affected by an increase in value of securities and shares for trade in the Israeli and international financial markets that resulted from the investment of cash surpluses in short term investments and an adjustment of the shareholders equity due to a decrease of 1.9% in the CPI in 2003 compared with an increase of 6.4% in the previous year.

          INCOME BEFORE TAXES. Income before taxes for the year ended December 31, 2003 increased by approximately NIS 2.4 million (USD 0.5 million), or 25.3%, to approximately NIS 11.7 million (USD 2.7 million) from NIS 9.3 million (USD
2.1 million) for the year ended December 31, 2002.

          TAXES ON INCOME. Taxes on income for the year ended December 31, 2003 slightly increased to approximately NIS 2.9 million (USD 0.7 million) from approximately NIS 2.3 million (USD 0.5 million) in the year ended December 31, 2002.

          NET INCOME. Net income for the year ended December 31, 2003 was approximately NIS 8.8 million (USD 2.0 million), or 6.39% of sales, compared with the year ended December 31, 2002 - approximately NIS 7.1 million (USD 1.6 million), equal to 5.48% of sales, and approximately NIS 8.6 million (USD 2.0 million) in the year ended December 31, 2001, equal to 6.49% of sales.

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

          SALES. Sales for the year ended December 31, 2002, decreased by approximately NIS 4.15 million (USD 0.9 million), or 3.1%, to approximately NIS
128.9 million (USD 29.4 million) from NIS 133.0 million (USD 30.4 million) for the year ended December 31, 2001. This decrease in sales is mainly attributable to the financial situation of the Israeli economy through 2002 - a real decrease in food prices, widening recession, wage erosion, rising unemployment which caused a depreciation of buying power, and continuing competition among producers and importers.

          COST OF SALES. Cost of sales for the year ended December 31, 2002, decreased by approximately NIS 1.8 million (USD 0.4 million), or 1.8%, to approximately NIS 101.1 million (USD 23.1 million) from approximately NIS 103.0 million (USD 23.5 million) for the year ended December 31, 2001. The decrease was mainly attributable to decreased sales during 2002 (see above) and efficiency in managing these costs in changing circumstances, including a rise in the costs of importing products due to the devaluation of the USD and Euro exchange rate to the NIS.

          GROSS PROFIT. The results of sales and cost of sales, as mentioned above, created a gross profit of NIS 27.7 million (USD 6.3 million) which consists of 21.53% of the sales, compared to 22.60% in 2001 and 21.78% in 2000. These results are due to efficiency in the ratio between sales and cost of sales and reduction of sales prices to customers due to market conditions and competition versus the above-mentioned rise in the price of products.

          SALES AND MARKETING EXPENSES. Sales and marketing expenses for the year ended December 31, 2002 slightly increased to approximately NIS 10.02 million (USD 2.3 million) or 7.78% of sales, from approximately NIS 10.0 million (USD 2.3 million), or 7.52% of sales, for the year ended December 31, 2001.

          GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended December 31, 2002 decreased by approximately NIS 0.9 million (USD 0.2 million) to approximately NIS 8.2 million (USD 1.9 million), or 6.36% of sales, from approximately NIS 9.1 million (USD 2.1 million), or 6.80% of sales, for the year ended December 31, 2001.

          OPERATING INCOME. Operating income for the year ended December 31, 2002 decreased by approximately NIS 1.5 million (USD 0.3 million), or 13.5%, to approximately NIS 9.5 million (USD 2.2 million) from approximately NIS 11.0 million (USD 2.5 million) for the year ended December 31, 2001.

          FINANCIAL INCOME (EXPENSES), NET. The financial expenses, net for the year ended December 31, 2002 was approximately NIS 0.2 million (USD 0.05 million) compared with financial income net of approximately NIS 1.8 million (USD 0.4 million) for the year ended December 31, 2001. The results in 2002 were effected by a decline in the value of securities for trade, and an erosion of equity due to an annual increase of 6.5% in the CPI compared with 1.4% in the previous year. The income in 2001 was mainly due to growth of securities and interest on deposits, arising from cash surpluses, which were invested in short term deposits and traded securities.

          INCOME BEFORE TAXES. Income before taxes for the year ended December 31, 2002 decreased by approximately NIS 3.5 million (USD 0.8 million), or 27.3%, to approximately NIS 9.3 million (USD 2.1 million) from NIS 12.8 million (USD
2.9 million) for the year ended December 31, 2001.

          TAXES ON INCOME. Taxes on income for the year ended December 31, 2002 decreased to approximately NIS 2.2 million (USD 0.5 million) from approximately NIS 4.2 million (USD 1.0 million) in the year ended December 31, 2001.

          NET INCOME. Net income for the year ended December 31, 2002 was approximately NIS 7.1 million (USD 1.6 million), or 5.48% of sales, compared with the year ended December 31, 2001 - approximately NIS 8.6 million (USD 2.0 million), equal to 6.49% of sales.

          B. LIQUIDITY AND CAPITAL RESOURCES

          Since its inception, the Company's operations have been funded through cash flows from operating activities, short-term indebtedness provided by Israeli banks and loans from Willifood Investments Ltd., its controlling shareholder. The Company's bank indebtedness is secured by certain liens on its share capital, goodwill and certain other assets.

          For the year ended December 31, 2003, cash and cash equivalents decreased from approximately NIS 27.2 million (USD 6.2 million) to approximately NIS 12.5 million (USD 2.8 million). During that year, marketable securities increased from NIS 21.1 million (USD 4.8 million) to NIS 42.3 million (USD 9.7 million). For the year ended December 31, 2002 cash and cash equivalents increased from approximately NIS 25.8 million (USD 5.9 million) to approximately NIS 27.2 million (USD 6.2 million).

          For the year ended December 31, 2003, the Company generated a positive cash flow from operating activities of approximately NIS 5.4 million (USD 1.2 million), primarily as a result of net income of approximately NIS 8.8 million (USD 2.0 million). For the year ended December 31, 2002, the Company generated a positive cash flow from operating activities of approximately NIS 9.2 million (USD 2.1 million) primarily as a result of net income of NIS 7.1 million (USD
1.6 million). For the year ended December 31, 2001, the Company generated a positive cash flow from operating activities of approximately NIS 9.0 million (USD 2.1 million).

          During the year ended December 31, 2003, the Company utilized NIS 19.1 million (USD 4.4 million) for investing activities, mainly for the purchase of marketable securities amounting to NIS 17.6 million (USD 4.0 million) and purchase of equipment (mainly motor vehicles) for NIS 2.0 million (USD 0.46 million). During the year ended December 31, 2002, the Company utilized approximately NIS 6.6 million (USD 1.5 million) for investing activities, mainly due to purchase of marketable securities amounting to NIS 5.8 million (USD 1.3 million) and purchase of property and equipment amounting to NIS 1.1 million (USD 0.25 million). During the year ended December 31, 2001, the Company utilized approximately NIS 14.1 million (USD 3.2 million) from investing activities, mainly for the purchase of marketable securities amounting to NIS
12.6 million (USD 2.9 million) and the purchase of property and equipment for NIS 1.1 million (USD 0.25 million).

          During the year ended December 31, 2003, the Company utilized cash flow from financing activities of NIS 1.0 million (USD 0.24 million) - mostly short term bank credit. During the year ended December 31, 2002 the Company utilized cash flow from financing activities of NIS 1.1 million (USD 0.26 million). In the year ended December 31, 2001 the Company generated NIS 2.3 million (USD 0.51 million) from financing activities.

          The Company's cash requirements, net, during the years ended December 31, 2003 and 2002 were met primarily through its working capital. In the year 2003, the Company made due with short-term credit of NIS 0.04 million (USD 0.001 million). In 2002, the Company made due with short-term credit of NIS 1.1 million (USD 0.24 million).

          As of December 31, 2003, the Company had working capital of approximately NIS 83.9 million (USD 19.1 million) compared with NIS 75.7 million (USD 17.3 million) as of December 31, 2002.

          The Company's trade receivables increased to NIS 29.7 million (USD 6.8 million) as of December 31, 2003 from NIS 24.1 million (USD 5.5 million) as of December 31, 2002. The days revenues outstanding were 78 as of December 31, 2003 compared to 68 as of December 31, 2002, and 65 as of December 31, 2001. The Company believes that its present working capital is sufficient for the Company's present requirements.

IMPACT OF INFLATION AND DEVALUATION ON RESULTS OF OPERATIONS, LIABILITIES AND ASSETS

          The rate of inflation in Israel during the past five years has been significantly reduced compared to the situation of the Israeli economy before that. The rate of devaluation which was low until 2002, has increased and the representative rate of the dollar reached NIS 4.379 on December 31, 2003, compared with NIS 4.737 on December 31, 2002, and 4.416 on December 31, 2001. The representative rate of the dollar on May 31, 2004 was NIS 4.555.

          The annual rates of inflation during the years ended December 31, 1995, 1996, 1997, 1998, 1999, 2000, 2001, 2002 and 2003 were approximately 8.1%,
10.6%, 7.0%, 8.6%, 1.3%, 0%, 1.4%, 6.5% and (1.9%), respectively, while during such periods Israel effected devaluation of the NIS against the U.S. Dollar of approximately 3.9%, 3.7%, 8.7%, 17.65%, (0.2%), (2.7%), 9.3% 7.3% and (7.6%),
respectively. During each of the years ended December 31, 1995, 1996, 1999, 2000 and 2003, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the dollar, while during each of the years ended December 31, 1997, 1998, 2001 and 2002 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel.

          A devaluation of the NIS in relation to the dollar will have the effect of decreasing the dollar value of any assets of the Company which consist of NIS or receivables payable in NIS. Such a devaluation would also have the effect of reducing the dollar amount of any liabilities of the Company which are payable in NIS (unless such payables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar will have the effect of increasing the dollar value of any linked assets of the Company and the dollar amount of any linked NIS liabilities of the Company. The representative rate on December 31, 2003 was 4.379 per USD 1.00, equal to a revaluation of 7.6% from the representative rate on December 31, 2002 which was NIS 4.737 per USD
1.00. The representative rate on December 31, 2002 was NIS 4.737 per USD 1.00, equal to a devaluation of 7.3% from the representative rate at December 31, 2001 which was 4.416 per USD 1.00. The representative rate on December 31, 2001 was NIS 4.416 per USD 1.00, equal to a devaluation of 9.3% from the representative rate at December 31, 2000 which was 4.041 per USD 1.00. The representative rate on December 31, 2000 was NIS 4.041 per USD 1.00, equal to a revaluation of 2.7% from the representative rate at December 31, 1999 which was 4.153 per USD 1.00.

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

          C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

          Not applicable.

          D. TREND INFORMATION

          During the past two years, there has been an increase in the number of small private supermarket stores that have opened in Israel, which has resulted in greater price competition in the stores and in our business. The increased price competition has resulted in an increase in our cost of sales as a percentage of total sales and a decrease in our gross profit in 2003 from 2002.

          According to announcements published in the Israeli press, the yearly retail Israeli food market consists of approximately NIS 34,700 million (approximately USD 7,924 million), of which approximately 47% consists of sales of supermarket chains in the organized market, 23% consists of sales of private supermarket chains and 30% is attributable to others.

          E. OFF-BALANCE SHEET ARRANGEMENTS

          Not applicable.

          F. TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS

          The following table of the Company's material contractual obligations as of December 31, 2003, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

                                                         Payments due by period
                          -----------------------------------------------------------------------------

Contractual Obligations      Total       less than 1 year   2-3 years      4-5 years  More than 5 years
-----------------------   ----------    -----------------  ----------     ----------  -----------------

                                                        (in thousands)
Property Leases........    NIS 5,644        NIS 1,795       NIS 3,849         --             --
                          (USD 1,289)        (USD 410)       (USD 879)
Open purchase orders...   NIS 17,089       NIS 17,089              --         --             --
                          (USD 3,902)      (USD 3,902)
Operating Leases.......        --                  --              --         --             --
Total..................   NIS 22,733       NIS 18,884       NIS 3,849         --             --
                          (USD 5,191)      (USD 4,312)       (USD 879)

          G. FORWARD-LOOKING STATEMENTS

          This annual report contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). When used in this report, the words "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, based on certain assumptions and information currently available to management, all of which are subject to certain risks and uncertainties including, among others, the Company's ability to develop and introduce new products, any significant deterioration in the Company's relationship with its key customers and suppliers, the Company's ability to successfully integrate the operations of the Company's subsidiaries with those of the Company, fluctuations in key currency exchange rates, changes in the political and economic conditions in Israel, and other factors which may be beyond the Company's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results of operations may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          A. DIRECTORS AND SENIOR MANAGEMENT

          The directors, executive officers and key employees of the Company are as follows:

          NAME                 AGE   POSITION WITH THE COMPANY
          Joseph Williger      47    Chief Executive Officer and Director

          Zvi Williger         49    Chief Operating Officer and Chairman of the
                                     Board

          Rachel Bar-Ilan(1)   46    Director

          L. Marc Zell(1)*     51    External Director

          Shai Bazak(1)        36    External Director

          Gil Hochboim         34    Chief Financial Officer

          ----------
          (1)  Members of the Company's Audit Committee.

          * will be replaced by Mr. David Weiss in August 2004 after the approval of the general meeting of the shareholders

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

          The business experience of each of the directors, executive officers and key employees of the Company is set forth below:

          JOSEPH WILLIGER has served as the Chief Executive Officer (or general manager) and a Director of the Company since its inception in January 1994. Prior to January 1997, Mr. Williger provided management services to the Company through Titanic Foods Ltd., a company he owns ("Titanic") and of which he has served as Director since April 1990. He has also served as a director of the Company's subsidiaries, Willi Frozen, W.F.D. and Gold Frost, since September 1996, November 1996 and April 2001, respectively. Mr. Williger has also served as a director and as chairman of the Board of Willifood Investments, the controlling shareholder of the Company, since December 1992 and June 1994, respectively. From March 1992 until May 1993, Mr. Williger served as a joint manager of Williger Ltd., an Israeli public company involved at the time in the food business, and of D.S.P. Limited, an Israeli company that imports, markets and distributes food products in Israel. Mr. Williger received his academic education in economics from Bar Ilan University in Israel in 1983. Mr. Williger is the brother of Zvi Williger, Chief Operating Officer and Chairman of the Board of Directors of the Company.

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

          RACHEL BAR-ILAN has served as Director of the Company since May 2001. Since 1999, Ms. Bar-Ilan managed the marketing and application of medical laboratory instrumentation in medical laboratories of Medtechnica, a company publicly traded on the Tel Aviv Stock Exchange. From 1994 to 1999, Ms. Bar-Ilan has worked for Egentec Ltd., where she has been in charge of the marketing and application of medical instrumentation in the chemical field. Ms. Bar Ilan received her degree in Medical Science (MSc) from the Technion - Israel Institute of Technology in Haifa, Israel.

          L. MARC ZELL has served as Director of the Company since June 1996 and as an External Director since May 2001. Mr. Zell has been a member of the Washington D.C. law firm of Feith & Zell, P.C., and its Israeli offices of Zell, Goldberg & Co. since 1999. From 1991 to 1999, Mr. Zell was a member of the law firm of Balter, Got Aloni & Co. Since 1991, he has served as special counsel to the Government of the United States, and as special counsel to the International Monetary Fund on East Jerusalem. Mr. Zell received his BA in Germanic Languages and Literature from Princeton University and his Juris Doctor from the University of Maryland School of Law. Mr. Zell terminated his office in May 2004.

          SHAI BAZAK has served as an external director since July 2003 and carries an MA Public Administration. He is a director manager of C.P.M. Israel Investment Company Ltd., an investment company. From 1998 through 2000 he served as the Consul General of Israel to Florida and Puerto Rico. From 1996 through 1998 he was spokesperson and media affairs advisor to the Prime Minister of Israel, Mr. Benjamin Netanyahu. From 1994 through 1996 he was the spokesperson and media advisor to the Likud party chairman.

          GIL HOCHBOIM has served as Chief Financial Officer of the Company since August 2000. Mr. Hochboim also provides the Company's principle shareholder, Willifood Investments Ltd., with certain financial services. Between April 1995 and February 1998, Mr. Hochboim served as Deputy Comptroller of Dan Hotels Corp. Ltd. between March 1998 and August 2000, he served as deputy manager of Ha'menia Goods Transport Corp. Ltd. Mr. Hochboim is a certified public accountant (Israel). He received his BA in Accounting and Business Management from the College of Management, Tel-Aviv, Israel.

          The Company intends to appoint Mr. David Weiss as an External Director, as a member of the Audit Committee and an "audit committee financial expert" as defined by the rules and regulations of the U.S. Securities and Exchange Commission. Mr. Weiss is a Certified Internal Auditor from the Institute of Internal Auditors (New York) and has served as the General Manager of Retail Initiation Forum Ltd. Since 2002, and also as an external director and chairman of the Audit Committee of Kish Air Conditioning Ltd - an Israeli Company traded on the Tel Aviv Stock Exchange. From 1989 through 2002, he served as vice president of administration for Club Market Marketing Chains Ltd., a large Israeli supermarket chain. Between 1981 and 1989 he served as deputy internal auditor at Solel Bone Ltd., an Israeli construction company, and between 1970 and 1981 he served in the Israeli port authorities as an internal auditor. Mr. Weiss has also served in the past as a director of Co-Op Tzafon, New-Farm Ltd., Hamashbir Mazon Ltd., Hamashbir Latcharcan Ltd. and April Ltd., Israeli companies engaged in selling food, cloths and pharmaceuticals to the end-user. Mr. Weiss received his BA in Accounting from Haifa University, Israel.

          B. COMPENSATION

COMPENSATION OF DIRECTORS AND OFFICERS

          The aggregate direct compensation paid by the Company to its directors and officers as a group for the fiscal year 2003 was approximately NIS 2.7 million (USD 0.61 million), excluding bonuses in an aggregate amount of approximately NIS 1.2 million (USD 0.27 million) paid to Messrs. Joseph and Zvi Williger, but including payments made to non-executive directors as mentioned below.

          Payments to non-executive directors in the aggregate amount of approximately NIS 56 thousand (USD 13 thousand) were made for the fiscal year 2003. In 2002, payments to non-executive directors in the aggregate amount of approximately NIS 45.5 thousand (USD 10.4 thousand) were made.

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

          The Management Services Agreements were for a period of four years commencing on June 1, 1998 (the "Management Services Period"), were automatically renewed on June 1, 2002 for two years and were automatically renewed for an additional period of two years in June 2004. The Company had the ability to terminate the Management Services Agreements only upon 6 months notice prior to the end of the Management Services Period or any extension thereof, as the case may be. In the event the Company would have terminated any of the Management Services Agreements prior to the expiration of the Management Services Period or any extension thereof, for any reason whatsoever, it would have been obligated to pay all amounts due under the respective Management Services Agreements through the expiration of the Management Services Period or any extension thereof, as the case may be.

          Each of the Management Services Agreements provides for monthly services fees equal to USD 24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company's pre-tax annual profits, if such profits are equal to or less than NIS 3.0 million (approximately USD 0.68 million), or at a rate of 5% if such profits exceed such level. In the year ended December 31, 2003, the Company paid an amount of NIS 3.8 million (approximately USD 0.87 million) pursuant to the Management Services Agreements. The Management Services Agreements further provide that benefits in general, including the social benefits of Messrs. Joseph or Zvi Williger, and income tax payments, national insurance payments and other payments due by employees in respect of their employment, are to be paid for at the sole expense of the Williger Companies. The Williger Companies have undertaken to indemnify the Company with respect to any claims against the Company with respect to employer/employee relations. In addition, each of the Management Services Agreements includes confidentiality and non-competition provisions for the duration of the Management Services Period.

          In August 2000, the Company entered into an employment agreement with Mr. Gil Hochboim, pursuant to which Mr. Hochboim has agreed to serve as the Chief Financial Officer of the Company. The agreement provides for a monthly salary of NIS 22,000 (approximately USD 5,024). In addition to this salary, Mr. Hochboim also receives the benefits customarily provided by the Company to its senior employees, including the use of a vehicle.

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

          On March 31, 2003, the board of directors of the Company authorized Willifood Investments Ltd. to participate in an import license lottery, provided that Willifood Investments Ltd. agrees that if it wins an import license it will: (i) coordinate with the Company the items of merchandise to be imported using the import license; (ii) in consideration for the transfer of the merchandise that is imported using the import license, the Company will sell the merchandise, retaining 20% of the selling price for itself and transferring the balance, if any, to Willifood Investments Ltd. In 2003, the amount retained by the Company pursuant to this arrangement was NIS 4.2 thousand (USD 1.0 thousand). The board of directors of the Company determined that this arrangement is not an extraordinary transaction.

          Mr. Joseph Williger serves as the chairman of the Board of Directors of Willifood Investments Ltd. and Mr. Zvi Williger serves as a director and a general manager of Willifood Investments Ltd. Messrs. Joseph and Zvi Williger own, through companies under their control, approximately 20% and 45% of Willifood Investments Ltd., respectively. Willifood Investments Ltd. is the controlling shareholder of the Company. See "Item 7: Major Shareholders and Related Party Transactions."

SERVICES TO WILLIFOOD INVESTMENTS LTD.

          The Company has been providing certain services to Willifood Investments Ltd. on an on-going basis since the Company's commencement of operations, including office space and certain management, financial and administrative services. On April 1, 1997, the Company entered into a service agreement with Willifood Investments, which become effective as of May 19, 1997, the effective date of the Company's initial public offering. Pursuant to this agreement, Willifood Investments Ltd. is entitled to manage its operations from the Company's executive offices in Yavne, including use of office facilities.

          The Company also agreed to provide Willifood Investments Ltd. with accounting and secretarial services. In consideration for the use of the Company's facilities and such other services, Willifood Investments Ltd. agreed to pay the Company a monthly fee equal to NIS 5,287 (USD 1,207), plus VAT. This fee is payable quarterly and is linked to the Israeli CPI. The agreement is for an unlimited term, mutually terminable upon three months prior notice. The Company believes that the fees for these services and the terms of such agreement are no less favorable to it than could be obtained from an unaffiliated third party.

          C. BOARD PRACTICES

TERMS OF OFFICE

          Directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors (who are not External Directors) are appointed by the board of directors, and their appointment is later ratified at the first meeting of the shareholders thereafter. Except for External Directors (as discussed below), directors serve until the next annual general meeting.

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

AUDIT COMMITTEE

          NASDAQ REQUIREMENTS

          The Company's ordinary shares are listed for quotation on the Nasdaq Small Cap Market and we are subject to the rules of the Nasdaq SmallCap Market applicable to listed companies. Under the current Nasdaq rules, applicable to the Company in July 2005, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Rachel Bar-Ilan and Shai Bazak qualify as independent directors under the current Nasdaq requirements, and are members of the Audit Committee. L. Marc Zell served as a third independent director until May 2004. In August 2004, at the general meeting of the shareholders, the shareholders will be asked to appoint David Weiss as an independent director to the board of directors and to the Audit Committee. The Company is a "Controlled Company" within the meaning of the Nasdaq rules since more than 50% of its voting power is held by Willifood Investments. As a Controlled Company, the Company is exempt from certain Nasdaq independence requirements such as the requirement that a majority of the board be independent and the rules relating to independence of directors approving nominations and executive compensation.

          The Audit Committee of the board of directors assists the board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. The Audit Committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit engagement fees and all permitted non-audit services and fees.

EXTERNAL DIRECTORS UNDER ISRAELI LAWS

          Under the Companies Law, Israeli companies whose securities are publicly traded are required to appoint at least two External Directors (the "External Directors") elected at a general meeting of a company's shareholders by a prescribed majority intended to allow non-affiliates to influence such election. The election of an External Director requires either a simple majority of a company's shareholders attending and voting at the General Meeting, which majority includes at least one-third of the Non-Controlling Shareholders present and voting or that the votes against any External Director are less than 1% of the total voting rights in the Company. A "Controlling Shareholder" is defined in the Companies Law as a shareholder with the ability to control the actions of the company, whether by majority ownership or otherwise, and for the purpose of transactions with related parties, it may include a shareholder who holds at least 25% of the voting rights in the Company, provided that there is no other person who holds shares that have 50% or more of the voting rights in the Company.

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

          On May 5, 2001 the Company's Board of Directors resolved, in accordance with the Relief Regulations, that Messrs. Doron Rubin and L. Mark Zell shall act as External Directors of the Company from that date for a three-year period. As of August 2002 Mr. Doron Rubin no longer served as a director of the Company. The Company appointed Mr. Shai Bazak as an External Director in July 2003. In May 2004, Mr. L. Marc Zell terminated his office. The Company intends to appoint Mr. David Weiss as an External Director, as a member of the Audit Committee and an "audit committee financial expert" in August 2004.

          Under the Companies Law, Israeli companies whose securities are publicly traded are also required to appoint an internal auditor, in accordance with the proposal of the audit committee. The role of the internal controller is to examine, INTER ALIA, whether the Company's actions comply with the law, integrity and orderly business procedures. In November 1997, the Board of Directors of the Company, in accordance with the proposal of the Company's audit committee, appointed Mr. Joshua Freund as internal auditor of the Company.

APPROVAL OF CERTAIN TRANSACTIONS UNDER THE COMPANIES LAW

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

          D. EMPLOYEES

          For information regarding the Company's employees see "Item 4--Employees."

          E. SHARE OWNERSHIP

         For information regarding the share ownership of directors and officers of the Company see "Item 7."

OPTIONS

          As of May 31, 2004, there are no outstanding options to purchase ordinary shares.

EMPLOYEE SHARE OPTION PLAN

          In May 1997, the Board of Directors of the Company adopted an employee share option plan ("the 1996 Plan"), pursuant to which the Company granted options to purchase 180,000 ordinary shares to employees, officers, directors and consultants of the Company and the subsidiary (including 160,000 options to related parties).

          Of the above, options to purchase 130,000 ordinary shares were granted to Mr. Joseph Williger and Mr. Zvi Williger at an exercise price equal to the nominal value per share NIS 0.10. The options were exercisable as to 20% every six-month anniversary from the date of grant, on a cumulative basis, during a period of five years. These options were exercised in January 2000.

          Options to purchase 35,000 ordinary shares were held by the Company's officers and directors (as a group) and options to purchase 15,000 ordinary shares were held by other employees. The options, granted as of the effective date of the Company's initial public offering under the Company's 1996 Share Option Plan, are generally exercisable during a five-year period commencing on the 24th anniversary from the date of grant, at an exercise price equal to the initial public offering price per share - USD 4.10 per share, which is equal to the fair market value of the shares on the date of the grant. On April 2003, Zvi Williger and Joseph Williger exercised 15,000 options each at an exercise price of USD 4.1 per share. The 1996 Plan was terminated on May 2004, and the remaining 20,000 options expired.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          A. MAJOR SHAREHOLDERS

          The following table sets forth, as of May 31, 2004, the number of ordinary shares beneficially owned by (i) each shareholder known to the Company to own more than 10% of the ordinary shares and (ii) all directors and officers as a group:

                                                         NUMBER OF
                                                       ORDINARY SHARES     PERCENTAGE OF
NAME AND ADDRESS                                     BENEFICIALLY OWNED       SHARES
Willifood Investments Ltd. (1)                       3,368,210 (3)            78.19%

Joseph Williger (1)                                  3,391,581 (2)(3)(4)      78.74%

Zvi Williger (1)                                     3,383,210 (2)(3)(4)      78.54%

All directors and officers as a group (4 persons)    3,406,581 (2)(3)(4)      79.08%

BMI Capital Corporation (5)                            460,275 (5)            10.69%

(1) Willifood Investments Ltd.'s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willifood Investments Ltd. are situated at 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel. The business address of each of Messrs. Joseph and Zvi Williger is c/o the Company, 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel.

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

(3) In connection with Willifood Investments Ltd.'s second public offering on the Tel Aviv Stock Exchange in October 1997, 1,700,000 of the ordinary shares of the Company held by Willifood Investments Ltd. have been pledged in favor of The Trust Company of the Invested Bank (Israel) as collateral to secure Willifood Investments Ltd.'s obligations and indebtedness to holders of its approximately 10.4 million debentures, which are publicly traded on the Tel Aviv Stock Exchange. These debentures had an aggregate principal amount of NIS
          12.2 million (approximately USD 2.8 million) at December 31, 2003.

(4) Includes 30,000 ordinary shares issued upon the exercise of options on April 2004, granted to each of Messrs. Joseph (15,000) and Zvi (15,000) Williger.

(5) On January 21, 2004, BMI Capital Corporation of 570 Lexington Ave. NY, USA, 10022 announced by filling Form 13G holding 460,275 Shares of the company.

          All of the shareholders of the Company have the same number of votes for each ordinary share held. Of the ordinary shares outstanding, the Company believes that approximately 10.23% (440,644 ordinary shares) are held in the United States of America by approximately 17 holders of record as of June 2, 2004.

          B. RELATED PARTY TRANSACTIONS

          In April 1997, the Company entered into employment agreements with each of Mr. Zvi Williger and Mr. Joseph Williger (related parties), pursuant to which Mr. Zvi Williger agrees to serve as Chairman of the Board of Directors and Chief Operating Officer of the Company and Mr. Joseph Williger agrees to serve as a director and Chief Executive Officer of the Company. Pursuant to the agreements, each of the above-mentioned related parties shall devote the substantial portion of his time to his work in the Company.

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

          The employment agreements provide for each of the above-mentioned related parties monthly remuneration, in NIS, equal to USD 17,500 and an annual bonus for the 1997 fiscal year and thereafter of 3% of the Company's pre-tax annual profits (if such profits are equal to or less then NIS 3 million, approximately USD 0.6 million), or 5% (if such profits exceed this level). The agreements also provide for managers' insurance, paid annual vacation, paid annual sick leave, social security, study fund, the use of a motor vehicle and reimbursement of expenses. In addition, the agreements include confidentiality undertakings and non-competition provisions.

          In June 1998 the Company entered into management service agreements with the above-mentioned related parties through companies they own ("management companies"). These agreements replaced the agreements entered into in April 1997. The agreements are for a period of four years commencing June 1998, were renewed in June 2002 for two years and were automatically renewed in June 2004 for an additional period of two years. The management fees are USD 24,500 a month to each of the management companies. In addition, according to the agreements, each of the management companies is entitled to an annual bonus as provided in the employment agreements for the year 1998 and thereafter, as described above.

          On April 1, 1997, the Company entered into an agreement with Willifood Investments Ltd., its parent company controlled by Mr. Zvi Williger, pursuant to which the Company may lease office facilities and provide administrative services to its parent Company for a monthly charge of NIS 5,287 (USD 1,207) from June 1997 linked to the Israeli CPI of June 1997. See Item 6 "Directors, Senior Management and Employees - Compensation of Directors and Officers" and "Management Services Agreements."

          C. INTERESTS OF EXPERTS AND COUNSEL

          Not applicable.

ITEM 8. FINANCIAL INFORMATION

          A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

          The financial statements required by this item are found at the end of this report, beginning on page F-1.

DIVIDEND POLICY

          The Company has never declared or paid cash dividends on its ordinary shares, and does not currently anticipate paying cash dividends in the foreseeable future. The Company intends to retain future earnings, if any, to finance its operations and expansion strategy. However, if such be declared, nonresidents of Israel who have purchased ordinary shares of the Company will be able to receive dividends and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, freely repatriable in certain non-Israeli currencies (including dollars) at the rate of exchange prevailing at the time of conversion, pursuant to a general permit issued by the Controller of Foreign Currency at the Bank of Israel under the Currency Control Law, 1978, as amended in May 1998, provided that Israeli income tax had been paid on such amounts by the Company.

          Neither the Memorandum of Association or Articles of Association of the Company nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel.

GUARANTEES AND PLEDGES

          The Company guarantees, without limitation as to amount and for an unlimited period of time, 50% of the obligations of its wholly-owned subsidiary, Willi Frozen, both to Bank Leumi Le'Israel Ltd. and to the United Mizrahi Bank Ltd. As of December 31, 2003, Willi Frozen (previously Fanny Food Importing and Distribution (1996) Limited) had no obligations to such banks.

          The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary, W.F.D., to the United Mizrahi Bank Ltd. As of December 31, 2003, W.F.D. had no obligations to United Mizrahi Bank Ltd.

          The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary, Gold Frost, both to bank Leumi Le'Israel Ltd. And to the United Mizrahi Bank Ltd. As of December 31, 2003, Gold Frost had no obligations to such banks.

          Pursuant to a debenture issued to each of Bank Le'umi Le'Israel, Bank Mizrahi Ltd. and Bank Hapoalim Ltd., the Company has pledged all of its assets (including its outstanding share capital and good will of the Company) in favor of such banks to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company's suppliers. Bank Le'umi Le'Israel, Bank Mizrahi Ltd. and Bank Hapoalim Ltd. have agreed among them that the pledges subject to such debentures shall rank PARI PASSU.

          The Company's executive offices are leased from affiliated parties on terms no less favorable to it than could be obtained from an unaffiliated third party. See Item 4: "Information on the Company."

          B. SIGNIFICANT CHANGES

          We are not aware of any significant changes bearing upon our financial condition since the date of the audited consolidated financial statements included in this annual report.

LEGAL PROCEEDINGS

          A supplier has filed claims against the Company for NIS 98 thousand (approximately USD 22 thousand). The Company has submitted a defense and counter claims totaling NIS 35 thousand (approximately USD 8 thousand). In the opinion of the Company and its legal advisors, it is not possible at this point to estimate the outcome of the claims and the counter claims. Accordingly, no provision was made therefor in the financial statements.

          In January 2004 a suit against the Company and many of the major food companies in Israel (29 defendants in total) for NIS 1,000,000,000 (USD 228,362,000) was filed in district court with a plea for exemption of court fees. The Company has been advised by counsel that such an exemption is not likely to be granted. According to Israeli law, no claim can be heard until such time as the relevant court fees have been duly paid or until the court has exempted the claimant from the requirement to pay such fees.

          There are several other suits against the Company, however their sums are immaterial even if the plaintiffs win the suits.

          Other than as stated above, there are no pending or, to the Company's knowledge, threatened legal proceedings, the outcome of which, in the Company's view, would have a material adverse affect on the Company's consolidated financial position.

          For information concerning taxes to which stockholders in the United States may be subject, see "Item 10 Additional Information- Taxes."

ITEM 9. THE OFFER AND LISTING

          A. OFFER AND LISTING DETAILS

          The Company's ordinary shares have been traded in the Nasdaq Stock Market (small Cap) under the symbol WILCF since May 19, 1997. The warrants that were issued as part of the Company's' initial public offering in May 1997 expired in May 2000.

          The following table sets forth for the periods indicated the closing representative high and low bid quotations of the Company's ordinary shares as reported by Nasdaq. The bid quotations are expressed in United States dollars and are not adjusted for retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.

          CALENDAR PERIOD    ORDINARY SHARES
          ---------------   -----------------
                             HIGH       LOW
                            -------   -------
              2004

          First Quarter     3-63/64   3-15/32

          Second Quarter*   5-6/32    3-26/32

              2003

          First Quarter     1-29/32    1-3/8

          Second Quarter     2-1/2     1-1/4

          Third Quarter     2-21/32   2-13/64

          Fourth Quarter    3-37/64   2-5/32

              2002

          First Quarter        4       2-1/2

          Second Quarter    3-21/32   3-1/16

          Third Quarter     3-13/32    2-1/2

          Fourth Quarter     2-1/2     1-7/8

              2001

          First Quarter     4-1/16    2-13/16

          Second Quarter    4-11/16   2-1/16

          Third Quarter     2-7/16     1-7/8

          Fourth Quarter    3-1/16    1-13/16

          * Until June 21, 2004

          The high and low bid quotations for the Company's' ordinary shares were 4-21/32 and 3-26/32 in May 2004, 5-6/32 and 3-26/32 in April 2004, 3-63/64
and 3-11/16 in March 2004, 3-27/32 and 3-1/2 in February 2004, 3-15/16 and
3-15/32 in January 2004 and 3-37/64 and 2-6/16 in December 2003. The high and low bid quotations for the Company's' ordinary shares were 5 1/2 and 4 -1/8 in 1998, 5-9/16 and 1-11/32 in 1999, 17/8 and 1 in 2000, 57/8 and 17/16 in 2001, 4
and 1-7/8 in 2002 and 3-37/64 and 1-1/4 in 2003.

          B. PLAN OF DISTRIBUTION

          Not applicable.

          C. MARKETS

          In May 1997, our ordinary shares began trading on the Nasdaq SmallCap Market under the symbol WILCF.

          D. SELLING SHAREHOLDERS

          Not applicable.

          E. DILUTION

          Not applicable.

          F. EXPENSES ON THE ISSUE

          Not applicable.

ITEM 10. ADDITIONAL INFORMATION

          A. SHARE CAPITAL

          Not applicable.

          B. MEMORANDUM AND ARTICLES OF ASSOCIATION

          For information with respect to the Memorandum and Articles of Association see Item 6.

          C. MATERIAL CONTRACTS

          For information with respect to the Company's Material Contracts see
Item 4 and Item 7.

          D. EXCHANGE CONTROLS

          There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of our ordinary shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time and from time to time.

          E. TAXATION

          The following is a summary of the material current tax laws of the State of Israel as they relate to the Company and its shareholders. The Israeli government decided lately to implement the recommendations, which concern certain tax reforms: a tax of 10-15% on gains from securities, savings, deposits and other investments (beginning January 2003); a personal tax system which will replace the territorial tax concept; a gradual reduction in the income tax rates (in 2008 a maximum 49% including payments to social security); a 25% tax on gains from mutual funds; a 25-50% on allocation of options to employees.

          Such reforms may effect changes with respect to individual and/or company tax rates and capital taxation. To the extent that the following discussion describes legislation that remains subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will be consistent with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice, and does not cover all possible tax considerations.

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

          The Adjustment for Inflation Law introduced a special tax adjustment for the preservation of equity based on changes in the Israeli CPI whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets. Where shareholders' equity, as defined in the Adjustment for Inflation Law, exceeds the depreciated cost of fixed assets, a tax deduction, which takes into account the effect of inflationary change on such excess, is allowed (up to a ceiling of 70% of taxable income for companies in any single tax year, with the unused portion permitted to be carried forward on a linked basis with no ceiling). If the depreciated cost of fixed assets exceeds shareholders equity, then such excess multiplied by the annual inflation charge is added to taxable income.

          Furthermore, subject to certain limitations, depreciations on fixed assets and losses carried forward are adjusted for inflation based on changes in the Israeli CPI (from the beginning of the 1982 fiscal year, and as of the 1985 fiscal year, with respect to equipment).

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

          F. DIVIDENDS AND PAYING AGENTS

          Not applicable.

          G. STATEMENTS BY EXPERTS

          Not applicable.

          H. DOCUMENTS ON DISPLAY

          We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

          As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

          I. SUBSIDIARY INFORMATION

         Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK; CERTAIN RISK FACTORS

LEGAL RISK

          The Company may not currently comply with Nasdaq SmallCap Market regulations and listing requirements as to minimum net income, minimum number of shareholders and public float. Nasdaq may, therefore, initiate procedures to delist the Company's ordinary shares from the Nasdaq SmallCap Market. In this event, trading of the Company's shares may be conducted "over-the-counter" or in the so-called "Pink Sheet" or, if available, in the "OTC Bulletin Board Service" or in another market. Any such delisting may severely complicate trading of the Company's shares by shareholders, or prevent them from reselling their shares at/or above the price they paid. Furthermore, the Company's relatively low trading volumes may make it difficult for shareholders to trade shares or initiate any other transactions.

          In July 2003, the Company received a letter from the Nasdaq Stock Market informing the Company that its ordinary shares are subject to delisting from the Nasdaq SmallCap Market due to failure to meet a continued listing requirement that the Company have 500,000 publicly held shares. In August 2003, the Company was informed by the Nasdaq listing qualifications staff that Nasdaq determined that the Company is in substantial compliance with the continued listing requirements and will take no further action. However, the Company continues to be monitored by Nasdaq and there can be no assurances that the Company will continue to maintain compliance with the continued listing requirements of the Nasdaq SmallCap Market.

CREDIT RISK

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. A significant part of the Company's sales are made to a limited number of customers. The Company generally does not require collateral from those customers. The Company maintains an allowance for doubtful accounts, based upon factors surrounding the credit risk of specific customers, historical trends and other information which management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate.

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

          The Company is exposed to fluctuations in the rate of the United States dollar towards the NIS. Most of its income is in NIS, whereas a large portion of its expenses are in United States dollar. A significant depreciation in the dollar value of NIS could have a material adverse effect on the Company's results of operations and financial condition.

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

KEY PERSONNEL

          The Company depends on a small number of technical staff, managers and directors. The loss of one or more of them could have a material adverse effect on the Company's business and operations.

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

POLITICAL, ECONOMIC AND MILITARY CONDITIONS IN ISRAEL AND THE MIDDLE EAST

          Political, economic and military conditions in Israel have a direct influence on the Company because its operations are located there. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect its operations. The Company cannot assure you that ongoing or revived hostilities related to Israel will not have a material adverse effect on its business and on its share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on the Company's operating results, financial condition or the expansion of its business. The Company could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. Despite the progress towards peace between Israel and its Arab neighbors prior to 2000 the future of these peace efforts is uncertain. Since October 2000, there has been a significant deterioration in Israel's relationship with the Palestinian Authority, and a series of armed clashes between Israel and the armed forces of the Palestinian Authority. Also, the recent war in Iraq led by coalition forces and the short and long term consequences of such war may negatively impact the Company's business. As a result of the political and military situation, Israel's economy has suffered considerably, unemployment is high, and the situation may continue for the foreseeable future.

          Generally, all male adult citizens and permanent residents of Israel under the age of 54 are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. Many of the Company's officers and employees are currently obligated to perform annual reserve duty. Although the Company has operated effectively under these requirements since it began operations, management cannot assess the full impact of these requirements on its workforce or business if political and military conditions should change, and management cannot predict the effect on it of any expansion or reduction of these obligations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

          (a) Disclosure Controls and Procedures.

          Our President, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our President and CFO as of December 31, 2003. Based on this evaluation, our President and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

          (b) Internal Control Over Financial Reporting.

          There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. -- AUDIT COMMITTEE FINANCIAL EXPERT

          The Company's board of directors had determined that David Weiss is an "audit committee financial expert" as defined in Item 16A of Form 20-F and the board intends to appoint Mr. Weiss to the Audit Committee and the board of directors, after the approval of the shareholders at the general meeting of the shareholders in August 2004.

ITEM 16B. -- CODE OF ETHICS

          On June 23, 2004 the Company's board of directors adopted a Code of Ethics for the Company that applies to all directors, officers and other employees of the Company. The Code of Ethics is filed as an exhibit to this annual report.

ITEM 16C. -- PRINCIPAL ACCOUNTANT FEES AND SERVICES

          Brightman Almagor & Co., independent certified public accountants and a Member Firm of Deloitte Touche Tohmatsu, have served as our independent public accountants for the year ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F.

          Brightman Almagor billed NIS 150,000 (USD 34,000) in audit fees in 2003 and NIS 152,000 (USD 34,700) in audit fees in 2002. There were no audit-related fees, tax fees or other fees billed to the Company in those years.

ITEM 16D. -- EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Not applicable.

ITEM 16E. -- PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

          Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

          The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 18. FINANCIAL STATEMENTS

          We have responded to Item 17 in lieu of this item.

ITEM 19. EXHIBITS

EXHIBIT NUMBER   DESCRIPTION
+1.1             Memorandum of Association of the Company, as amended (1)

1.2              Articles of Association of the Company, as amended (1)

2.1              Specimen of Certificate for ordinary shares (2)

4.1              Form of Employment Agreement with Mr. Zvi Williger (2)

4.2              Form of Employment Agreement with Mr. Joseph Williger (2)

4.3              Share Option Plan (2)

4.4              Management Agreement between Registrant and Yossi Willi
                 Management Investments Ltd., dated June 1, 1998 (3)

4.5              Management Agreement between the Company and Zvi Israel and
                 Partners Ltd., dated June 1, 1998 (3)

4.6              Lease of Company's premises with Titanic Food Ltd., dated
                 November 23, 1998 (3)

4.7              Services Agreement between the Company and Willifood
                 Investments Ltd., dated April 1, 1997 (3)

8                Subsidiaries of the Company (2)

11               Code of Ethics*

12.1 Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2 Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1 Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2 Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

----------

+    English translations from Hebrew original.

(1) Incorporated by Reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.

(2) Incorporated by reference to the Company's Registration Statement on Form F-1, File No. 333-6314.

(3) Incorporated by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

*    Filed herewith.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2003

                        G. WILLI-FOOD INTERNATIONAL LTD.

                                    CONTENTS

                                              PAGE
                                              ----

INDEPENDENT AUDITORS' REPORT                  F- 2

CONSOLIDATED FINANCIAL STATEMENTS:

   Balance sheets                             F - 3

   Statements of operations                   F- 4

   Statements of shareholders' equity         F- 5

   Statements of cash flows               F - 6 - F - 7

   Notes to the financial statements     F - 8 - F - 20

                          INDEPENDENT AUDITORS' REPORT
                             TO THE SHAREHOLDERS OF
                        G. WILLI-FOODS INTERNATIONAL LTD,

We have audited the accompanying consolidated balance sheets of G. Willi-Food International Ltd. ("the Company") and its subsidiaries at December 31, 2003 and 2002 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2003 and 2002 and their consolidated results of operations and their consolidated cash flows for each of the three years in the period ended December 31, 2003, in conformity with Israeli generally accepted accounting principles. Such accounting principles, as applicable to these financial statements, are, in all material respects, substantially identical to U.S. generally accepted accounting principles, except as indicated in Note 13.

/S/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tomhatsu

Tel-Aviv, Israel
MARCH 31, 2004

                        G. WILLI-FOOD INTERNATIONAL LTD.
                           CONSOLIDATED BALANCE SHEETS

                                                                      DECEMBER 31,
                                                             -------------------------------
                                                      NOTE   2 0 0 3   2 0 0 2   2 0 0 3 (*)
                                                      ----   -------   -------   -----------
                                                                    NIS          US DOLLARS
                                                             -----------------   -----------
                                                                     (IN THOUSANDS)
                                                             -------------------------------
                     ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                  12,463    27,155       2,846
   Marketable securities                                      42,298    21,144       9,659
   Trade accounts receivable                                  29,674    24,112       6,777
   Receivables and other current assets                 3      2,902     3,166         663
   Inventories                                                18,823    16,305       4,298
                                                             -------    ------      ------
      Total current assets                                   106,160    91,882      24,243
                                                             -------    ------      ------

FIXED ASSETS                                            4
   Cost                                                        8,038     6,887       1,836
   Less: accumulated depreciation and amortization             4,640     4,087       1,060
                                                             -------    ------      ------
                                                               3,398     2,800         776
                                                             -------    ------      ------

OTHER ASSETS, NET                                       5         61        59          14
                                                             -------    ------      ------
                                                             109,619    94,741      25,033
                                                             =======    ======      ======
      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Short-term bank borrowings                                     45     1,052          10
   Trade accounts payable                                     16,110    11,151       3,679
   Due to related parties                                      1,348     1,189         308
   Payables and other current liabilities               6      4,796     2,758       1,095
                                                             -------    ------      ------
      Total current liabilities                               22,299    16,150       5,092
                                                             -------    ------      ------

LONG-TERM LIABILITIES
   Accrued severance pay, net                           7        170       163          39
   Other long-term liabilities                                     -        54           -
                                                             -------    ------      ------
      Total long-term liabilities                                170       217          39
                                                             -------    ------      ------

COMMITMENTS AND CONTINGENT LIABILITIES                  8

SHAREHOLDERS' EQUITY                                    9
   Share capital:
      Ordinary shares NIS 0.10 par value
         (authorized - 10,000,000 shares, issued
         and outstanding - 4,277,500 shares at
         December 31, 2003 and 2002)                             514       514         117
   Additional paid-in capital                                 19,704    19,704       4,500
   Retained earnings                                          66,932    58,156      15,285
                                                             -------    ------      ------
                                                              87,150    78,374      19,902
                                                             -------    ------      ------
                                                             109,619    94,741      25,033
                                                             =======    ======      ======

(*)  Convenience translation into U.S. dollars.

    The accompanying notes are an integral part of the financial statements.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------
                                   NOTE    2 0 0 3      2 0 0 2       2 0 0 1     2 0 0 3 (*)
                                   ----   ----------   ----------    ----------   -----------
                                                          NIS                     US DOLLARS
                                          -------------------------------------   -----------
                                                 (IN THOUSANDS, EXCEPT FOR SHARE DATA)
                                          ---------------------------------------------------
Sales                               12       137,385      128,870       133,021        31,374

Cost of sales                       12       110,160      101,126       102,955        25,157
                                          ----------   ----------    ----------   -----------

   GROSS PROFIT                               27,225       27,744        30,066         6,217
                                          ----------   ----------    ----------   -----------

Operating expenses:
   Sales and marketing                        11,662       10,024        10,000         2,663
   General and administrative                  8,335        8,199         9,054         1,903
                                          ----------   ----------    ----------   -----------
      Total operating expenses                19,997       18,223        19,054         4,566
                                          ----------   ----------    ----------   -----------

   OPERATING INCOME                            7,228        9,521        11,012         1,651

Financing income (expenses), net    12         4,336         (239)        1,802           990

Other income , net                               101           29             -            23
                                          ----------   ----------    ----------   -----------

   PRE-TAX INCOME                             11,665        9,311        12,814         2,664

Income taxes                        10         2,889        2,254         4,183           660
                                          ----------   ----------    ----------   -----------

   NET INCOME                                  8,776        7,057         8,631         2,004
                                          ==========   ==========    ==========   ===========

EARNINGS PER SHARE (EPS)
   Basic                                        2.05         1.65          2.02          0.47
                                          ==========   ==========    ==========   ===========
   Fully diluted                                2.05         1.65          2.02          0.47
                                          ==========   ==========    ==========   ===========
   Shares used in computation
      of basic EPS                         4,277,500    4,277,500     4,277,500     4,277,500
                                          ==========   ==========    ==========   ===========
   Shares used in computing
      fully diluted EPS                    4,277,500    4,277,500     4,277,500     4,277,500
                                          ==========   ==========    ==========   ===========

(*) Convenience translation into U.S. dollars.

    The accompanying notes are an integral part of the financial statements.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                              NUMBER OF                                             TOTAL
                              ORDINARY     SHARE      ADDITIONAL      RETAINED   SHAREHOLDERS'
                               SHARES     CAPITAL   PAID-IN CAPITAL   EARNINGS      EQUITY
                              ---------   -------   ---------------   --------   -------------
                                                                  NIS
                                          ----------------------------------------------------
                                                             (IN THOUSANDS)
                                          ----------------------------------------------------
BALANCE -JANUARY 1, 2001      4,277,500     514         19,704         42,468       62,686

Net income for the year               -       -              -          8,631        8,631
                              ---------    ----        -------        --------     -------

BALANCE - DECEMBER 31, 2001   4,277,500     514         19,704         51,099       71,317

Net income for the year               -       -              -          7,057        7,057
                              ---------    ----        -------        --------     -------

BALANCE - DECEMBER 31, 2002   4,277,500     514         19,704         58,156       78,374

Net income for the year               -       -              -          8,776        8,776
                              ---------    ----        -------        --------     -------

BALANCE - DECEMBER 31, 2003   4,277,500     514         19,704         66,932       87,150
                              =========    ====        =======        ========     =======

    The accompanying notes are an integral part of the financial statements.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        YEAR ENDED DECEMBER 31,
                                             --------------------------------------------
                                             2 0 0 3    2 0 0 2    2 0 0 1    2 0 0 3 (*)
                                             -------    -------    -------    -----------
                                                          NIS                 US DOLLARS
                                             -----------------------------    -----------
                                                            (IN THOUSANDS)
                                             --------------------------------------------
CASH FLOWS - OPERATING ACTIVITIES

Net income                                     8,776      7,057      8,631        2,004

ADJUSTMENTS TO RECONCILE NET INCOME TO NET
   CASH PROVIDED BY OPERATING ACTIVITIES:

Depreciation and amortization                    956        906      1,078          218
Deferred income taxes                            355       (101)       741           81
Loss (gain) on disposition of fixed assets       (97)       (29)         2          (22)
Unrealized gain on marketable securities      (3,547)      (545)    (1,033)        (810)

CHANGES IN ASSETS AND LIABILITIES:

Decrease (increase) in:
   Trade accounts receivable                  (5,562)      (285)     7,669       (1,270)
   Receivables and other current assets          264      1,883     (3,033)          60
   Inventory                                  (2,518)     3,864     (8,992)        (575)
Increase (decrease) in:
   Trade accounts payable                      4,959     (3,886)     4,428        1,133
   Payables and other current liabilities      1,840        290       (500)         420
   Accrued severance pay, net                      7          3         33            2
                                             -------    -------    -------      -------

NET CASH PROVIDED BY OPERATING ACTIVITIES      5,433      9,157      9,024        1,241
                                             -------    -------    -------      -------

(*) Convenience translation into U.S. dollars

    The accompanying notes are an integral part of the financial statements.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (Continued)

                                                            YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------
                                                 2 0 0 3    2 0 0 2    2 0 0 1    2 0 0 3 (*)
                                                 -------    -------    -------    -----------
                                                   NIS        NIS        NIS      US DOLLARS
                                                 -------    -------    -------    -----------
                                                                  (IN THOUSANDS)
CASH FLOWS - INVESTING ACTIVITIES

Purchase of marketable securities, net           (17,607)    (5,805)   (12,646)      (4,021)
Additions to fixed assets                         (2,030)    (1,091)    (1,124)        (464)
Proceeds from disposition of fixed assets            573        257         17          131
Acquisition of subsidiary                              -          -       (336)           -
                                                 -------    -------    -------    ---------

   NET CASH USED FOR INVESTING
   ACTIVITIES                                    (19,064)    (6,639)   (14,089)      (4,354)
                                                 -------    -------    -------    ---------

CASH FLOWS - FINANCING ACTIVITIES

Receipt of loans                                       -         98          -            -
Proceeds from loans                                  (53)         -          -          (12)
Short-term bank borrowings, net                   (1,008)    (1,244)     2,252         (230)
                                                 -------    -------    -------    ---------

   NET CASH PROVIDED BY (USED FOR)
    FINANCING ACTIVITIES                          (1,061)    (1,146)     2,252         (242)
                                                 -------    -------    -------    ---------

   Net change in cash and cash equivalents       (14,692)     1,372     (2,813)      (3,355)

Cash and cash equivalents at beginning of year    27,155     25,783     28,596        6,201
                                                 -------    -------    -------    ---------

   Cash and cash equivalents at end of year       12,463     27,155     25,783        2,846
                                                 =======    =======    =======    =========

SUPPLEMENTAL CASH FLOW INFORMATION:

CASH PAID DURING THE PERIOD FOR:
   Interest                                           50         54     (1,154)          11
   Taxes                                           2,985      3,355      4,097          682

(*) Convenience translation into U.S. dollars

    The accompanying notes are an integral part of the financial statements.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -  GENERAL

          A. G. Willi-Food International Ltd. ("the Company") was incorporated in Israel in January 1994 and is engaged in one operating segment: import, marketing and distribution of food products in the country.

               The Company is a subsidiary of Willi-Food Investments Ltd. ("the parent company"). The shares of the parent company are registered for trade on the Tel-Aviv Stock Exchange.

               In May 2001, the Company acquired all the outstanding shares of Gold Frost Ltd. ("Gold Frost"), for NIS 336,000 (about USD 77,000), accounting for it as a purchase. The financial results of Gold Frost, which is engaged in importing frozen and refrigerated food products, have been included in the Company's financial statements starting on the acquisition date.

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES

          A.   ACCOUNTING PRINCIPLES

               The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Israel. As applicable to these financial statements, these accounting principles are substantially identical to U.S. GAAP, except as indicated in Note 13.

          B.   USE OF ESTIMATES

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

          C.   ADJUSTED FINANCIAL STATEMENTS

               1.   General

                    The Company maintains its accounts in nominal new Israeli shekels ("NIS") - its functional currency. The nominal figures are adjusted to NIS of constant purchasing power, in accordance with principles prescribed by Opinions of the Institute of Certified Public Accountants in Israel (ICPAS), based on changes in the Israeli consumer price index ("CPI").

                    The financial statements are presented on the basis of historical cost in NIS of constant purchasing power (NIS of December 2003) ("adjusted NIS").

                    During the year ended December 31, 2003, the Israeli CPI decreased by 1.9% (2002 - the Israeli CPI increased by 6.5%, 2001 - the Israeli CPI increased by 1.4%).

                    The term "cost" in these financial statements refers to cost in adjusted NIS.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          C.   ADJUSTED FINANCIAL STATEMENTS (CONT.)

               2.   Principles of adjustments

                    i.   Balance sheets:

                         Monetary items (items whose values represent their current or realizable value at the balance sheet date) are presented at their nominal values. Comparative figures have been adjusted to the Israeli CPI of December 2003.

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

          D.   EXCHANGE RATES AND LINKAGE

               Assets and liabilities in, or linked to, foreign currency are included on the basis of the representative exchange rate prevailing at the applicable balance sheet date. Representative rates of exchange for the U.S. dollar were as follows:

               December 31, 2003 - NIS 4.379
               December 31, 2002 - NIS 4.737
               December 31, 2001 - NIS 4.416

               CPI-linked balances are stated using the specific index to which the balances are linked.

          E.   CONVENIENCE TRANSLATION

               The adjusted financial statements as at December 31, 2003 and for the year then ended have been translated into United States dollars using the representative exchange rate at December 31, 2003 as published by the Bank of Israel (USD 1.00 = NIS 4.379). The translation was made solely for the convenience of readers in the United States.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          E.   CONVENIENCE TRANSLATION (CONT.)

               It should not be construed that the translated dollar figures actually represent, or could be converted into, US dollars.

          F.   PRINCIPLES OF CONSOLIDATION

               The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, with all significant inter-company transactions and balances eliminated upon consolidation.

          G.   CASH EQUIVALENTS

               Cash equivalents include short-term, highly liquid investments that are readily convertible into cash with original maturities of three months or less.

          H.   MARKETABLE SECURITIES

               Marketable securities are classified as "trading" and are stated at market value.

          I.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

               The allowance has been computed on the basis of specific accounts receivable.

          J.   INVENTORIES

               Inventories are stated at the lower of cost or market value. Cost is determined by the "first-in-first-out" method.

          K.   FIXED ASSETS

               Fixed assets are stated at cost, with depreciation computed by the straight-line method over the assets' estimated useful lives, as follows:

                                                    YEARS
                                                    ------
               Motor vehicles                        5-6.7
               Office furniture and equipment       6.7-16
               Computers and peripheral equipment     3-5

               Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease, or the estimated useful life of the improvements.

               The Company periodically assesses the recoverability of the carrying amount of its fixed assets based on expected undiscounted cash flows. If an asset's carrying amount is not expected to be recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No.144 ("Accounting for the Impairment or Disposal of Long-Lived Assets").

                        G. WILLI-FOOD INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          L.   DEFERRED INCOME TAXES

               Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements, and for tax purposes at the tax rates expected to be in force when these differences reverse, in accordance with SFAS No. 109 ("Accounting for Income Taxes").

          M.   REVENUE RECOGNITION

               The Company recognizes revenue upon the shipment of its products to the customer provided that persuasive evidence of an arrangement exists, title has transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations. The Company grants its customers a right to return the products, with the corresponding provision recorded for the estimated future product returns, based on the Company's experience.

          N.   CUSTOMER INCENTIVES

               The Company is obligated to pay incentives to certain customers based on the volume of sales in excess of a certain amount. The incentive is computed as a percentage of the annual volume and is generally paid at the beginning of each year in respect of the previous year. In accordance with Emerging Issues Task Force
               (EITF) No. 01-9 ("Accounting for Consideration Given by a Supplier to a Customer (Including a Reseller of the Vendor's Products)"), the Company presents its revenues as net of such incentives, calculated based on the volume of sales.

          O.   EARNINGS PER SHARE

               Basic and fully diluted net earnings per share have been computed in accordance with Opinion No. 55 of the Institute of Certified Public Accountants in Israel (ICPAS), which, as it relates to these financial statements, is consistent with SFAS No. 128 ("Earnings per Share"), using the weighted average number of ordinary shares outstanding. Basic earnings per share are computed by using the weighted average number of shares outstanding. Fully diluted earnings per share are computed by using the weighted average number of outstanding shares adjusted for the incremental shares attributed to outstanding options to purchase ordinary shares. A total of 50,000 incremental shares were excluded from the calculation of fully diluted earning per share for 2003, 2002 and 2001 (see Note 9).

          P.   RECLASSIFICATION

               Certain prior years' amounts have been reclassified in conformity with current year's financial statements.

          Q.   IMPACT OF RECENTLY-ISSUED ACCOUNTING STANDARDS

               In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, and Interpretation of ARB 51." The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Q.   IMPACT OF RECENTLY-ISSUED ACCOUNTING STANDARDS (CONT.)

               In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities ("SPEs") created prior to February 1, 2003. The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.
               (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption of FIN 46-R did not, and is not expected, to have a material impact on the Company's consolidated financial position, consolidated results of operations, or liquidity.

               In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have an impact on the Company's financial statements.

               In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's financial statements.

               During 2001, the Israeli Accounting Standards Board ("IASB") published Accounting Standard No. 12 ("Cessation of Adjustment of Financial Statement Adjustment)", and Standard No. 13 ("Effect of Changes in Foreign Currency Exchange Rates").

               According to these Standards, as well as Standard No. 17 (published in December 2002), the adjustment of financial statements for the effect of the changes in the general purchasing power of the Israeli currency will cease commencing on January 1, 2004.

               The effect of the new standards on the Company's financial position and results of operation depends on future results and inflation rates. Such effect may be material.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -  RECEIVABLES AND OTHER CURRENT ASSETS

                                            DECEMBER 31,
                                  -------------------------------
                                  2 0 0 3   2 0 0 2   2 0 0 3 (*)
                                  -------   -------   -----------
                                    NIS       NIS     US DOLLARS
                                  -------   -------   -----------
                                           (IN THOUSANDS)
                                  -------------------------------
          Tax authorities          1,906     1,220        435
          Advances to suppliers      581       978        133
          Value-added tax            168       695         39
          Prepaid expenses           207       233         47
          Accrued interest            40        40          9
                                  ------     -----       ----
                                   2,902     3,166        663
                                  ======     =====       ====

NOTE 4 -  FIXED ASSETS

          COMPRISED AS FOLLOWS:

                                                                 DECEMBER 31,
                                                       -------------------------------
                                                       2 0 0 3   2 0 0 2   2 0 0 3 (*)
                                                       -------   -------   -----------
                                                         NIS       NIS     US DOLLARS
                                                       -------   -------   -----------
                                                                (IN THOUSANDS)
                                                       -------------------------------
          Cost:
             Motor vehicles                              5,741     4,839      1,311
             Computers and peripheral equipment          1,243     1,023        284
             Office furniture and equipment                743       714        170
             Leasehold improvements                        311       311         71
                                                       -------   -------     ------
                                                         8,038     6,887      1,836
                                                       =======   =======     ======

          Accumulated depreciation and amortization:
             Motor vehicles                              3,022     2,732        690
             Computers and peripheral equipment            985       841        225
             Office furniture and equipment                442       361        101
             Leasehold improvements                        191       153         44
                                                       -------   -------     ------
                                                         4,640     4,087      1,060
                                                       =======   =======     ======

NOTE 5 -  OTHER ASSETS, NET

          As of December 31, 2003 and 2002 the Company's only other asset consisted of deferred income taxes.

NOTE 6 -  PAYABLES AND OTHER CURRENT LIABILITIES

          COMPRISED AS FOLLOWS:

                                               DECEMBER 31,
                                    -------------------------------
                                    2 0 0 3   2 0 0 2   2 0 0 3 (*)
                                    -------   -------   -----------
                                           NIS          US DOLLARS
                                    -------------------------------
                                             (IN THOUSANDS)
                                    -------------------------------
          Customer advances          1,421     1,013         325
          Accrued expenses           1,306       849         298
          Payroll-related amounts      693       608         158
          Deferred income taxes        589       231         135
          Tax authorities              729         -         166
          Other                         58        57          13
                                     -----     -----       -----
                                     4,796     2,758       1,095
                                     =====     =====       =====

          (*) Convenience translation into U.S. dollars

                        G. WILLI-FOOD INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -  ACCRUED SEVERANCE PAY, NET

          The Company's obligation for severance pay is calculated in accordance with the Israeli Severance Pay Law, 1963 and is based on the most recent monthly salary and the length of employment in the Company. The obligation is covered by a balance-sheet accrual and by amounts funded with insurance policies not under the Company's custody.

          Severance pay expenses for 2003, 2002 and 2001 were NIS 271 thousand (USD 62 thousand), NIS 216 thousand and NIS 235 thousand, respectively.

          The total value of the insurance policies at December 31, 2003 and 2002 and 2001 was NIS 488 thousand (USD 111 thousand), NIS 399 thousand and NIS 329 thousand, respectively.

          The Company has no liability for pension expenses to its employees.

NOTE 8 -  COMMITMENTS AND CONTINGENT LIABILITIES

          A.   CONTINGENT LIABILITIES AND GUARANTEES

               The Company is contingently liable in respect of documentary letters of credit from banks and suppliers' credit guaranteed by banks for the import of food products totaling, at December 31, 2003, NIS 17,089 thousand (USD 3.9 million).

          B.   CREDIT RISK

               Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables. A major portion of the Company's sales was to a limited number of customers (see Note 12A). The Company, which generally does not require security from those customers, maintains an allowance for doubtful accounts, based upon factors regarding the credit risk of specific customers, historical trends and other information, which management believes adequately covers all anticipated losses in respect of trade receivables.

          C.   SUPPLY OF PRODUCTS

               The Company is not dependent on any given supplier in respect of a majority its products. In respect of certain products, however, it is dependent exclusively on one source of supply. Five of such products accounted, in the aggregate, for 21% and 15% of the Company's total sales in 2003 and 2002, respectively. Termination of the Company's business relationships with these suppliers and/or a material adverse change in the terms at which it purchases these products from such suppliers may have a material adverse effect on the Company's financial results. There can be no assurance that alternative sources of supply, if required, will be readily available nor can there be any assurance as to purchase terms.

          D.   FAIR VALUE OF FINANCIAL INSTRUMENTS

               The financial instruments of the Company consist mainly of cash and cash equivalents, current accounts receivable, short-term borrowings, accounts payable and accruals. In view of their nature, the fair value of the financial instruments, included in working capital, is usually identical or close to their book value.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -  COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

          E.   LEASE COMMITMENTS

               The premises of the Company and its subsidiaries are rented under various operating lease agreements with related parties for various periods through 2006 (including renewal options). Future aggregate minimum annual rental payments, pursuant to existing lease commitments in effect on December 31, 2003, follow:

                                      NIS    US DOLLARS (*)
                                     -----   --------------
                                         (IN THOUSANDS)
                                     ----------------------
               2004                  1,795         410
               2005                  1,883         430
               2006 and thereafter   1,966         449
                                     -----       -----
                                     5,644       1,289
                                     =====       =====

               (*) Convenience translation into U.S. dollars

               Total rent expenses for 2003, 2002 and 2001 were NIS 1,837 thousand (USD 422 thousand), NIS 1,932 thousand and NIS 1,715 thousand, respectively.

          F.   CLAIMS

               A supplier has filed claim against the Company for NIS 98 thousand. The Company has submitted a defense and counter claims totaling NIS 35 thousand. In the opinion of the Company legal counsel it is not possible at this point to estimate the outcome of these claims and the counter claims and, accordingly, no provision was made in the financial statements in respect thereof.

          G.   LIENS

               The Company has registered fixed and floating liens in favor of banks on its assets and insurance rights and a fixed lien, unlimited in amount, on its share capital and goodwill.

          H.   RELATED PARTIES

               1. In June 1998, the Company entered into management-service agreements with Mr. Zvi Williger and Mr. Joseph Williger (related parties) through managements companies owned by the latter. These four-year agreements replaced employment agreements signed in April 1997, in which Mr. Zvi Williger agreed to serve as the Company's chairman of the board of directors and chief operating officer and Mr. Joseph Williger agreed to serve as a director and chief executive officer.

                    The June 1998 agreement is automatically renewable, twice, for additional periods of two years. The management fees are USD 24.5 thousand per month to each of the management companies. Moreover, each of the management companies is entitled to an annual bonus for the 1998 fiscal year and thereafter of 3% of the Company's pre-tax annual profits (if such profits are less than NIS 3 million (USD 633 thousand)), or 5% (if such profits exceed that level).

               2. On April 1, 1997, the Company entered into an agreement to provide the parent company administrative services pursuant to which the Company may provide office facilities leased by the parent company for a monthly fee of NIS 5,100 (USD 1,077) from June 1997 linked to the Israeli CPI of June 1997.

               3.   Lease agreement with related parties - see E above.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -  SHAREHOLDERS' EQUITY

          A.   The Company's shares are traded on the Nasdaq.

          B.   EMPLOYEE STOCK OPTION PLAN

               In May 1997, the board of directors adopted an employee stock option plan ("the 1996 Plan"), pursuant to which the Company granted its employees, officers, directors and consultants options to purchase 180,000 ordinary shares of the Company and its subsidiaries (including 160,000 options to related parties).

               Of the above, 130,000 options were granted to Mr. Joseph Williger and Mr. Zvi Williger at an exercise price equal to the nominal value per share NIS 0.1. The options are exercisable, at 20%, every six-month anniversary from the date of grant, on a cumulative basis, during a period of five years. The exercise price of the remaining options granted under the 1996 Plan is USD
               4.10 per share, which was equal to the fair market value of the shares on the date of the grant. The options are exercisable during a five-year period commencing on the second anniversary from the date of grant. The 1996 Plan will terminate in May 2004. In January 2000, Mr. Joseph Williger and Mr. Zvi Williger exercised the 130,000 options.

               In accordance with the provisions of Opinion No. 25 of the Accounting Principles Board, the Company recorded compensation expenses for the 130,000 options granted to Mr. Joseph Williger and Mr. Zvi Williger, with a total of USD 390 thousand charged to operations over the expected vesting period.

          C. The underwriter of the public offering was granted additional warrants valid for four years commencing May 1998 to acquire 130,000 additional units (see B. above) at a price equaling 165% of the price at which these units were offered to the public. The exercise price of the right incorporated in the units is 135% of the exercise price of the right offered to the public. These warrants expired in May 2002.

          D. As of December 31, 2003, 50,000 stock options are outstanding and exercisable. The exercise price of these options is USD 4.1 per share, and their remaining contractual life is approximately 5 months.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - INCOME TAXES

          TAXATION UNDER VARIOUS LAWS

          The Company is assessed under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, pursuant to which the results for tax purposes are measured in real terms in accordance with changes in the Israeli CPI.

          PROVISION FOR INCOME TAXES - CONSOLIDATED:

                                              YEAR ENDED DECEMBER 31,
                                    -------------------------------------------
                                    2 0 0 3    2 0 0 2    2 0 0 1   2 0 0 3 (*)
                                    -------    -------    -------   -----------
                                                 NIS                US DOLLARS
                                    -----------------------------   -----------
                                                   (IN THOUSANDS)
                                    -------------------------------------------
          Current taxes              2,562      2,246      3,414        585
          Erosion of tax advances      (29)       109         28         (6)
          Deferred income taxes        356       (101)       741         81
                                     -----      -----      -----        ---
                                     2,889      2,254      4,183        660
                                     =====      =====      =====        ===

          DEFERRED INCOME TAXES

          Composition:

                                                                 DECEMBER 31,
                                                      ---------------------------------
                                                      2 0 0 3    2 0 0 2    2 0 0 3 (*)
                                                      -------    -------    -----------
                                                             NIS            US DOLLARS
                                                      ------------------    -----------
                                                                (IN THOUSANDS)
                                                      ---------------------------------
          Included in other assets:
             Accrued severance pay                        61         59           14
             Fixed assets                                  -          -            -

          Included in current assets
          (liabilities):
             Marketable securities                      (656)      (280)        (150)
             Inventory                                    11          -            3
             Accrued vacation pay                         56         49           13
             Allowance for doubtful accounts               -          -            -
                                                       -----      -----        -----
                                                        (528)      (172)        (120)
                                                       =====      =====        =====

          (*) Convenience translation into U.S. dollars

                        G. WILLI-FOOD INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - INCOME (TAXES ON CONT.)

          RECONCILIATION

          The following is a reconciliation of the income taxes assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the actual taxes on income, in the statement of operations:

                                                                 YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------
                                                    2 0 0 3     2 0 0 2     2 0 0 1     2 0 0 3 (*)
                                                    -------     -------     -------     -----------
                                                                  NIS                   US DOLLARS
                                                    -------------------------------     -----------
                                                                      (IN THOUSANDS)
                                                    -----------------------------------------------
          Income before taxes on income              11,665       9,311      12,814        2,664

          Statutory tax rates                            36%         36%         36%          36%
                                                     ------      ------      ------        -----

          Provision computed by ordinary rates        4,199       3,352       4,613          959
                                                     ------      ------      ------        -----

          Decrease in provision due to:
             Tax-exempt income                          (53)       (255)       (210)         (12)
             Erosion of tax prepayments                 (18)         70          18           (4)
             Non-deductible expenses                     22          42          95            5
          Utilization of tax loss carryforwards
             for which deferred taxes were not
             previously  recorded                      (750)       (909)       (388)        (171)

          Deferred tax liabilities for marketable
             securities                                   -           -         109            -
          Differences in the definition of
             Capital and non-monetary  items for
             tax purposes and for financial
             reporting purposes                        (402)          -           -          (92)
          Other                                        (109)        (46)        (54)         (25)
                                                     ------      ------      ------        -----
                                                     (1,310)     (1,098)       (430)        (299)
                                                     ------      ------      ------        -----
                                                      2,889       2,254       4,183          660
                                                     ======      ======      ======        =====

          TAX ASSESSMENTS

          The Company has not yet been assessed for income tax purposes since its inception.

NOTE 11 - TRANSACTIONS WITH RELATED PARTIES

          A. BALANCES WITH RELATED PARTIES

                                                           DECEMBER 31,
                                                  -------------------------------
                                                  2 0 0 3   2 0 0 2   2 0 0 3 (*)
                                                  -------   -------   -----------
                                                         NIS          US DOLLARS
                                                  -----------------   -----------
                                                          (IN THOUSANDS)
                                                  -------------------------------
               Due to managers (shareholders in
                  the parent company)              1,324     1,176        302
               Parent company                         24        13          6

          (*)  Convenience translation into U.S. dollars

                        G. WILLI-FOOD INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - TRANSACTIONS WITH RELATED PARTIES (CONT.)

          B. TRANSACTIONS WITH RELATED PARTIES

                                                      YEAR ENDED DECEMBER 31,
                                           --------------------------------------------
                                           2 0 0 3    2 0 0 2    2 0 0 1    2 0 0 3 (*)
                                           -------    -------    -------    -----------
                                                        NIS                 US DOLLARS
                                           -----------------------------    -----------
                                                          (IN THOUSANDS)
                                           --------------------------------------------
               Management fees              3,822      3,794      4,036         873
               Rent expenses                1,837      1,815      1,715         420
               Participation in expenses      (64)       (63)       (63)        (15)

          For other transactions with related parties, see Note 9.

NOTE 12 - SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

          A. CLASSIFICATION OF MAJOR CUSTOMERS

               Percentage of revenues from customers constituting 10% or more of revenues:

                              YEAR ENDED DECEMBER 31,
                            ---------------------------
                            2 0 0 3   2 0 0 2   2 0 0 1
                            -------   -------   -------
                                         %
                            ---------------------------
               Customer A      18        27        19
               Customer B      14         8        13
               Customer C       7         6        11

          B.   COST OF SALES

                                                      YEAR ENDED DECEMBER 31,
                                         ----------------------------------------------
                                         2 0 0 3     2 0 0 2    2 0 0 1     2 0 0 3 (*)
                                         --------    --------   --------    -----------
                                                       NIS                  US DOLLARS
                                         -------------------------------    -----------
                                                         (IN THOUSANDS)
                                         ----------------------------------------------
               Purchases                  106,284      92,112    106,213       24,271
               Decrease (increase) in
                inventory                  (1,312)      3,865     (8,992)        (299)
               Transportation and rent      3,952       3,831      3,712          903
               Other                        1,236       1,318      2,022          282
                                         --------    --------   --------      -------
                                          110,160     101,126    102,955       25,157
                                         ========    ========   ========      =======

          (*)  Convenience translation into U.S. dollars

                        G. WILLI-FOOD INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (CONT.)

          C.   FINANCIAL INCOME (EXPENSES), NET

                                                             YEAR ENDED DECEMBER 31,
                                                  --------------------------------------------
                                                  2 0 0 3    2 0 0 2    2 0 0 1    2 0 0 3 (*)
                                                  -------    -------    -------    -----------
                                                               NIS                 US DOLLARS
                                                  ------------------------------   -----------
                                                                 (IN THOUSANDS)
                                                  --------------------------------------------
               Financing expenses:
               Interest and charges on
                  short-term borrowings              (678)      (298)      (313)       (155)
               Inflationary erosion of the
                  Israeli currency                    (83)      (105)        93         (19)
                                                   ------     ------     ------      ------
                                                     (761)      (403)      (220)       (174)
                                                   ------     ------     ------      ------
               Financing income:
               Interest income (expenses)           1,551       (703)       989         354
               Realized gains on derivative
                  financial instruments                 -        323          -           -
               Gain from marketable securities      3,546        544      1,033         810
                                                   ------     ------     ------      ------
                                                    5,097        164      2,022       1,164
                                                   ------     ------     ------      ------
               Financing income (expenses), net     4,336       (239)     1,802         990
                                                   ======     ======     ======      ======

NOTE 13 - DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

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

          B. In accordance with U.S. GAAP, SFAS 115, changes in trading securities should be presented in the statement of cash flows as part of the operating activities. The following table provides a reconciliation of the Statements of Cash flows for 2003, 2002 and 2001 in accordance with U.S. GAAP:

                                                                      YEAR ENDED DECEMBER 31,
                                                          --------------------------------------------
                                                          2 0 0 3    2 0 0 2    2 0 0 1    2 0 0 3 (*)
                                                          -------    -------    -------    -----------
                                                                       NIS                 US DOLLARS
                                                          -----------------------------    -----------
                                                                          (IN THOUSANDS)
                                                          --------------------------------------------
               Net cash provided by operating
                  activities before adjustment              5,433      9,157      9,024       (1,241)
               Adjustment                                 (17,607)    (5,805)   (12,646)      (4,021)
                                                          -------    -------    -------      -------
               Net cash provided by (used for)
                  operating activities after adjustment   (12,174)     3,352     (3,622)      (2,780)
                                                          =======    =======    =======      =======
               Net cash provided by (used in)
                  investing activities before
                  adjustment                              (19,064)    (6,639)   (14,089)      (4,354)
               Adjustment                                  17,607      5,805     12,646        4,021
                                                          -------    -------    -------      -------
               Net cash used in investing
                  activities after adjustment              (1,457)      (834)    (1,443)        (333)
                                                          =======    =======    =======      =======

          (*)  Convenience translation into U.S. dollars

                                   SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         G. WILLI-FOOD INTERNATIONAL LTD.

                                         By: /s/ Joseph Williger
                                            -----------------------------
                                            Joseph Williger
                                            Chief Executive Officer

Date:  June 28, 2004

                                  EXHIBIT INDEX

EXHIBIT
NUMBER    DESCRIPTION

+1.1      Memorandum of Association of the Company, as amended (1)

1.2       Articles of Association of the Company, as amended (1)

2.1       Specimen of Certificate for ordinary shares (2)

4.1       Form of Employment Agreement with Mr. Zvi Williger (2)

4.2       Form of Employment Agreement with Mr. Joseph Williger (2)

4.3       Share Option Plan (2)

4.4       Management Agreement between Registrant and Yossi Willi Management
          Investments Ltd., dated June 1, 1998 (3)

4.5       Management Agreement between the Company and Zvi Israel and Partners
          Ltd., dated June 1, 1998 (3)

4.6       Lease of Company's premises with Titanic Food Ltd., dated November 23,
          1998 (3)

4.7 Services Agreement between the Company and Willifood Investments Ltd., dated April 1, 1997 (3)

8         Subsidiaries of the Company (2)

11        Code of Ethics*

12.1 Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2 Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1 Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2 Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

----------

+    English translations from Hebrew original.

(1) Incorporated by Reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.

(2) Incorporated by reference to the Company's Registration Statement on Form F-1, File No. 333-6314.

(3) Incorporated by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

*    Filed herewith.

                                                                      EXHIBIT 11
                        G. WILLI-FOOD INTERNATIONAL LTD.

                                 CODE OF ETHICS
                                       FOR
                        DIRECTORS, OFFICERS AND EMPLOYEES

INTRODUCTION.

          This Code of Ethics for directors, officers and employees has been adopted by the Board of Directors of G. Willi-Food International Ltd. (the "Corporation") to promote honest and ethical conduct, proper disclosure of information in the Corporation's periodic reports, and compliance with applicable governmental laws, rules, and regulations by the Corporation's directors, officers and employees.

PRINCIPLES AND PRACTICES.

          In performing his or her duties, each director, officer and employee must:

          (1) maintain high standards of honest and ethical conduct and avoid any actual or apparent conflicts of interest between personal and professional relationships;

          (2) report to the Audit Committee of the Board of Directors any conflict of interest that may arise and any material transaction or relationship that reasonably could be expected to give rise to a conflict;

          (3) provide, or cause to be provided, full, fair, accurate, timely, and understandable disclosure in reports and documents that the Corporation files with or submits to the Securities and Exchange Commission and in other public communications;

          (4) comply and take all reasonable actions to cause others to comply with applicable governmental laws, rules, and regulations; and

          (5) promptly report violations of this Code to the Audit Committee.

          Directors, officers and employees must also comply with other guidelines, policies and procedures of the Corporation, as adopted and/or amended from time to time.

WAIVER.

          Any request for a waiver of any provision of this Code for a director or employee must be in writing and addressed to the Board of Directors.

COMPLIANCE AND ACCOUNTABILITY.

          The Audit Committee will assess compliance with this Code, report material violations to the Board of Directors, and recommend to the Board appropriate action.

APPROVED June 23, 2004

                                                                    EXHIBIT 12.1
                                  CERTIFICATION

I, Joseph Williger , certify that :

1. I have reviewed this annual report on Form 20-F of G. Willi-Food International Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

     a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     c. Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

     a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

     b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 28, 2004

                                          By: /s/ Joseph Williger
                                             ----------------------------
                                             Joseph Williger
                                             Chief Executive Officer

                                                                    EXHIBIT 12.2

                                  CERTIFICATION

I, Gil Hochboim, certify that :

1. I have reviewed this annual report on Form 20-F of G. Willi-Food International Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

     a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     c. Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

     a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 28, 2004

                                                     /s/ Gil Hochboim
                                                     -----------------------
                                                     Gil Hochboim
                                                     Chief Financial Officer

                                                                    EXHIBIT 13.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          In connection with the Annual Report of G. Willi-Food International Ltd. (the "Company") on Form 20-F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Joseph Williger, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

          (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

          (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

          Date: June 28, 2003

                                                 By: /s/ Joseph Williger
                                                    -------------------------
                                                 Name: Joseph Williger
                                                 Title: Chief Executive Officer
                                                 (Principal Executive Officer)

          A signed original of this written statement required by Section 906 has been provided to G. Willi-Food International Ltd. and will be retained by G. Willi-Food International Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

                                                                    EXHIBIT 13.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          In connection with the Annual Report of G. Willi-Food International Ltd. (the "Company") on Form 20-F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gil Hochboim, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

          (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

          (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

          Date: June 28, 2003

                                                  By: /s/ Gil Hochboim
                                                      ---------------------
                                                  Name: Gil Hochboim
                                                  Title: Chief Financial Officer
                                                  (Principal Financial Officer)

A signed original of this written statement required by Section 906 has been provided to G. Willi-Food International Ltd. and will be retained by G. Willi-Food International Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.