Form 20-F/A
period 2002-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2004-11-22
CIK 1030997

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F/A

                                 AMENDMENT NO. 1

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

     As of December 31, 2002, the registrant had outstanding 4,277,500 ordinary shares, NIS 0.10 nominal value per share.

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

                               Yes [X]     No [_]

     Indicate by check mark which financial statement item the Registrant has elected to follow:

                          Item 17. [X]     Item 18.[_]

                                    PART III

                                EXPLANATORY NOTE

This Form 20-F/A is being filed solely to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed by G. Willi-Food International Ltd. (the "Registrant") on June 30, 2003 (the "Form 20-F"), in the following way:

     o to include a consent to incorporate by reference in the registration statement on Form F-3 (File No. 333-11848) the Report of Independent Public Accountants dated March 31, 2003 relating to the audit of the Registrant's consolidated balance sheets at December 31, 2002 and 2001 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002.

Except for the above amendment, no changes have been made to the exhibits of the Registrant as contained in the Form 20-F, and the balance of Item 19 of the Form 20-F is hereby incorporated by reference.

This Form 20-F/A consists of a cover page, this explanatory note, Item 19 (as amended) of the Form 20-F, the signature page, the consent of independent public accountants described herein, and the required certifications of the principal executive officer and the principal financial officer of the Registrant.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

ITEM 19. EXHIBITS

EXHIBIT NUMBER     DESCRIPTION
12.1               Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to
                   Section 302 of the Sarbanes-Oxley Act of 2002*

12.2               Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to
                   Section 302 of the Sarbanes-Oxley Act of 2002*

14.1               Consent of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu*

----------

*        Filed herewith.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               G. WILLI-FOOD INTERNATIONAL LTD.

                                               By: /s/ Joseph Williger
                                               -----------------------
                                               Joseph Williger
                                               Chief Executive Officer

Date:  November 21, 2004

                                 EXHIBIT INDEX

12.1 Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2 Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

14.1 Consent of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu*

----------

*    Filed herewith.