Form 20-F/A
period 2003-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2004-11-22
CIK 1030997

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

     As of May 31, 2004, the registrant had outstanding 4,307,500 ordinary shares, NIS 0.10 nominal value per share (4,277,500 ordinary shares as of December 31, 2003).

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

                               Yes [X]     No [_]

     Indicate by check mark which financial statement item the Registrant has elected to follow:

                          Item 17. [X]     Item 18.[_]

                                    PART III

                                EXPLANATORY NOTE

This Form 20-F/A is being filed solely to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed by G. Willi-Food International Ltd. (the "Registrant") on June 29, 2004 (the "Form 20-F"), in the following way:

     o to include a consent to incorporate by reference in the registration statement on Form F-3 (File No. 333-11848) the Report of Independent Public Accountants dated March 31, 2004 relating to the audit of the Registrant's consolidated balance sheets at December 31, 2003 and 2002 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003.

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