Form 20-F
period 2004-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2005-06-30
CIK 1030997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION  13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ______________

Commission File No. 0-29256

G. WILLI-FOOD INTERNATIONAL LTD.
(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

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
None

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

          The registrant had 8,615,000 outstanding ordinary shares, NIS 0.10 nominal value per share as of December 31, 2004.

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒   No  ☐

          Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17. ☒   Item 18. ☐

Table of Contents
(continued)

PRESENTATION OF INFORMATION

In this Annual Report, references to the “Company”, “we” and “us” refer to G. Willi-Food International Ltd. and its consolidated subsidiaries.

The Company presents its consolidated financial statements in New Israeli Shekels, the currency of the State of Israel.  Unless otherwise specified or the context otherwise requires, references to “$”, “US$”, “Dollars”, “USD” and “U.S. Dollars” are to the United States dollars and references to NIS are to New Israeli Shekels.

Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates.  These translations should not be construed as representations that the translated amounts actually represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. dollars or NIS as the case may be, at the rates indicated or at any other rate.  Therefore, unless otherwise stated, the translations of NIS into U.S. dollars have been made at the rate of NIS 4.308 = $ 1.00 the representative exchange rate on December 31, 2004.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information of the Company,” “Dividends,” “Operating and Financial Review and Prospects,” and “Quarantitative and Qualitative Disclosure of Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.  Actual results, performance or events may differ materially from those in such statements due to, without limitation,

—	changes in general economic conditions, including in particular economic conditions in the Company’s core markets,
—	changes affecting interest rate levels,
—	changes affecting currency exchange rates, including the NIS/U.S. dollar exchange rate,
—	increasing levels of competition in Israel and other markets in which we do business, including emerging markets,
—	changes in laws and regulations,
—	regulatory changes relating to the food distribution industry,
—	changes in the policies of central banks and/or foregoing governments, and
—	general competitive factors, in each case on a global, regional and/or national basis.

The Company is under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.  See Item 3:  “Key Information-Risk factors” and Item 5:   “Operating and Financial Review and Prospects – Results of operating”.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

          Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIME TABLE

          Not applicable.

ITEM 3.  KEY INFORMATION

          A.   SELECTED FINANCIAL DATA

          The following selected consolidated financial data for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 have been derived from the consolidated financial statements of the Company and notes included in those statements. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”).  Israeli GAAP, as applicable to the financial statements are, in all material respects, substantially identical to generally accepted accounting principles in the United States (“US GAAP”), except for the accounting recognition of the effects of inflation on the financial statements, until December 2003 (see Note 2C of the Notes of the Company’s consolidated financial statements), and except for presentation of cash flows.  Reference is made to Notes 2 and 13 of the Notes of the Company’s consolidated financial statements for a description of the significant differences between Israeli GAAP and US GAAP.

          The Company’s consolidated financial statements for each of the five years ended as of December 31, 2004 have been audited by Brightman Almagor & Co. independent certified public accountants and a Member Firm of Deloitte Touche Tohmatsu, whose report with respect thereto appears in the consolidated financial statements included in this report.  The selected consolidated financial data set forth below should be read in conjunction with Item 5: “Operating And Financial Review And Prospects”, the consolidated financial statements and notes thereto for the Company and the other financial information included in this annual report.

          The Company maintains its accounts and presents its financial statements in New Israeli Shekels (“NIS”), adjusted for changes in the general purchasing power of the Israeli currency as measured by changes in the Israeli Consumer Price Index (“CPI”) and compiled in the manner explained in Note 2 of the Notes to the Company’s consolidated financial statements.  All references in this report to “dollars” or “USD” are to United States dollars.  For convenience purposes, all financial data presented in this annual report that is stated in USD has been translated into USD using the representative exchange rate as of December 31, 2004 which was NIS 4.308 = USD 1.00.

Recent Exchange Rates of U.S. dollars per NIS

          The table shows the high and low exchange rate of U.S. dollars per NIS for the last six months.

	High	Low

December 2004	4.374	4.308
January 2005	4.414	4.308
February 2005	4.392	4.357
March 2005	4.379	4.302
April 2005	4.395	4.360
May 2005	4.416	4.348
June 2005 (through June 27, 2005)	4.541	4.405

          The representative exchange rate for NIS on December 31, 2004 was NIS 4.308 = $1.00 and the representative exchange rate for NIS on June 27, 2005 was NIS 4.541 = $1.00.

          The average exchange rate of NIS to one U.S. dollar was 4.482 for the year ended December 31, 2004, 4.548 for the year ended December 31, 2003, 4.738 for the year ended December 31, 2002, 4.206 for the year ended December 31, 2001, and 4.077 for the year ended December 31, 2000.

CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands except per share data)
(NIS)

	Years ended December 31

	2004		2003		2002		2001		2000

	NIS	USD	NIS	USD	NIS	USD	NIS	USD	NIS	USD

Sales	170,982	39,689	137,385	31,891	128,870	29,914	133,021	30,878	134,319	31,179
Cost of Sales	130,292	30,245	110,160	25,571	101,126	23,474	102,955	23,899	105,064	24,388
Gross Profit	40,690	9,444	27,225	6,320	27,744	6,440	30,066	6,979	29,255	6,791
Selling Expenses	15,632	3,629	11,662	2,707	10,024	2,327	10,000	2,321	9,568	2,221
General and administrative expenses	9,134	2,121	8,335	1,935	8,199	1,903	9,054	2,102	8,780	2,038
Total Operating expenses	24,766	5,750	19,997	4,642	18,223	4,230	19,054	4,423	18,348	4,259
Operating income	15,924	3,694	7,228	1,678	9,521	2,210	11,012	2,556	10,907	2,532
Financial income (expenses), net	1,121	260	4,336	1,006	(239)	(55)	1,802	418	1,553	360
Other income, net	34	8	101	23	29	7	–	–	26	6
Income before taxes on income	17,079	3,962	11,665	2,707	9,311	2,161	12,814	2,974	12,486	2,898
Taxes on income	5,886	1,366	2,889	671	2,254	523	4,183	970	4,255	988
Net income	11,193	2,596	8,776	2,036	7,057	1,638	8,631	2,004	8,231	1,910
Earnings per ordinary share data Basic earnings per share	1.30	0.30	1.05	0.24	0.82	0.19	1.01	0.24	0.98	0.23
Shares used in computing earnings per ordinary shares	8,600,000	8,600,000	8,555,000	8,555,000	8,555,000	8,555,000	8,555,000	8,555,000	8,555,000	8,555,000

BALANCE SHEET DATA
(In thousands)
(NIS)

	As of December 31

	2004		2003		2002		2001		2000

	NIS	USD	NIS	USD	NIS	USD	NIS	USD	NIS	USD

Working capital	95,986	22,281	83,861	19,466	75,732	17,579	68,614	15,927	59,815	13,885
Total assets	129,861	30,147	109,619	25,445	94,741	21,992	92,460	21,442	77,476	17,984
Short-term bank debt	2,489	578	45	10	1,052	244	2,251	523	–	–
Loans from parent company	–	–	–	–	–	–	–	–	–	–
Shareholders’ equity	98,900	22,958	87,150	20,229	78,374	18,193	71,306	16,552	62,679	14,549

          B.       CAPITALIZATION AND INDEBTEDNESS

          Not applicable.

          C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

          Not applicable.

          D.       RISK FACTORS

Legal Risk

          In the future, the Company may fail to comply with the Nasdaq Small Cap Market regulations and listing requirements as to minimum net income, minimum number of shareholders and public float. If the Company shall so fail to comply in the future, Nasdaq may initiate procedures to delist the Company’s ordinary shares from the Nasdaq Small Cap Market. In this event, trading of the Company’s shares may be conducted “over-the-counter” or in the so-called “Pink Sheet” or, if available, in the “OTC Bulletin Board Service” or in another market. Any such delisting may severely complicate trading of the Company’s shares by shareholders, or prevent them from reselling their shares at/or above the price they paid. Furthermore, the Company’s relatively low trading volumes may make it difficult for shareholders to trade shares or initiate any other transactions.

          In July 2003 and in November 2004, the Company received letters from the Nasdaq Stock Market informing the Company that it had failed to meet a continued listing requirement that the Company have 500,000 publicly held shares, and that its ordinary shares were therefore subject to delisting from the Nasdaq Small Cap Market, unless a proper plan for complying with the requirement was presented. Following the letter of November 2004, Willi-Food Investments Ltd. and Mr. Joseph Williger sold 75,000 shares of the Company to the public and at the same time the Company distributed a one to one stock dividend to its shareholders. As a result of these actions, the Company now complies with the abovementioned listing requirements and the threat of delisting was removed.

Credit Risk

          Financial instruments, that potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. Despite the Company’s large number of clients (over 1,000 throughout Israel), a major and significant part of its sales are made to a limited number of customers (mainly the organized market). The Company generally does not require and does not receive collateral from those customers. However, it does require and receive collateral from the remainder of its clients to insure security of collecting payments. The Company maintains an allowance for doubtful debts, based upon factors surrounding the credit risk of specific customers, historical trends and other information which management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate.

Available Sources of Supply of Products

          Until the fiscal year of 2004, the Company was not dependent on any single supplier in respect of a majority of its products. In respect of certain products, however, it used to be dependent exclusively on one source of supply. Five of such products accounted, in the aggregate, for 21% and 15% of the Company’s total sales in 2003 and 2002, respectively. For the year ended December 31, 2004, the company was not dependent on any single supplier in respect of all its products. However, termination of the Company’s business relationships with certain suppliers and/or a material adverse change in the terms at which it purchases products from certain suppliers may have a material adverse effect on the Company’s financial results. There can be no assurance that alternative source of supply, if required, will be readily available nor can there be any assurance as to purchase terms.

Monetary Risk

          The Company holds a portfolio of marketable securities traded primarily on the Tel Aviv Stock Exchange and certain bonds traded abroad. This portfolio of marketable securities is subject to various market risks resulting from fluctuations in interest rates and foreign currency, exchange rates, price fluctuations and other market risks. The Company deals with these risks in accordance with policies established to ensure liquidity. The Company maintains an investment policy adopted by management which diverts most of the Company’s capital to liquid and tradable investments, most of which are characterized by a comparative low risk. The Company does not utilize derivative securities for trading purposes, enter into swap arrangements or otherwise hedge its currency in a manner that could expose the Company to significant market risk.

          The Company is exposed to fluctuations in the rate of the United States dollar and Euro towards the NIS. Most of its income is in NIS, whereas a large portion of its expenses are in United States dollar and Euro. A significant depreciation in the United States dollar or Euro value of NIS could have a material adverse effect on the Company’s results of operations and financial condition.

          The Company strives to minimize market risks arising from exchange rates and the cost of imported goods, especially by opening wide documentary credits for suppliers abroad and holding foreign currency surpluses.

          The financial instruments of the Company consist mainly of cash and cash equivalents, current accounts receivable, short-term borrowings, accounts payable and accruals.

          In view of their nature, the fair value of the financial instruments, included in working capital, is usually identical or close to their book value.

Inventory Storage Policy

          The Company is dependant to some extent on critical products. Due to the conditions in Israel it accumulates inventories of these products based on its prediction of the consumption of these products. If actual consumption does not meet the prediction, the Company’s’ financial condition and results of operations could be materially and adversely affected. On the other hand, to the extent the Company does not have adequate inventory of these critical products, the Company’s revenues may be adversely affected.

Key Personnel

          The Company depends on a small number of technical staff, managers and Directors, including managing services provided to the Company by interest holders via companies they control. The loss of one or more of them could have a material adverse effect on the Company’s business and operations.

Initiation and Enforcement of Legal Action in Israel

          The Company is organized under the laws of the State of Israel. Many of its executive officers and Directors and some of the experts named in this annual report are nonresidents of the United States, and a substantial portion of the Company’s assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against the Company or any of those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions initiated in Israel.

Political, Economic and Military Conditions in Israel and the Middle East

          Political, economic and military conditions in Israel have a direct influence on the Company because its operations are located there. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect its operations. The Company cannot assure that ongoing or revived hostilities related to Israel will not have a material adverse effect on its business and on its share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on the Company’s operating results, financial condition or the expansion of its business. The Company could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. Despite the progress towards peace between Israel and its Arab neighbors prior to 2000 the future of these peace efforts is uncertain. Since October 2000, there has been a significant deterioration in Israel’s relationship with the Palestinian Authority, and a series of armed clashes between Israel and the armed forces of the Palestinian Authority. Also, the recent war in Iraq led by coalition forces and the short and long term consequences of such war may negatively impact the Company’s business. As a result of the political and military situation, Israel’s economy has suffered considerably, unemployment is high, and the situation may continue for the foreseeable future.

          Generally, all male adult citizens and permanent residents of Israel under the age of 45 are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. Many of the Company’s officers and employees are currently obligated to perform annual reserve duty. Although the Company has operated effectively under these requirements since it began operations, management cannot assess the full impact of these requirements on its workforce or business if political and military conditions should change, and management cannot predict the effect on it of any expansion or reduction of these obligations.

          A deterioration of the economic situation in Israel may erode the real wages and lower the buying power. This in turn may adversely affect the Company’s activities and business results.

Dependence on Major Clients

          Despite the Company’s wide dispersion of clients, it has three major clients as described in Item 4. Losing one or more of them may adversely affect the Company’s business results.

ITEM 4.	INFORMATION OF THE COMPANY

          A.       HISTORY AND DEVELOPMENT OF THE COMPANY

          G. Willi-Food International Ltd. was incorporated in Israel in January 1994 under the name G. Willi-Food Ltd. and commenced its operations in February 1994. It changed its name to G. Willi-Food International Ltd. in June 1996.

          In May 1997, the Company completed an initial offering to the public in the United States (hereinafter the “Initial Public Offering”) of 1,397,500 units, each unit consisting of one ordinary share and one redeemable ordinary share purchase warrant.

          In April 2000, the Company filed a Registration Statement on Form F-3 for the registration, under the United States Securities Act of 1933, as amended, of 2,880,000 ordinary shares, held by certain principal shareholders.

          As of December 31, 2003, 50,000 stock options were outstanding and exercisable, at an exercise price of $4.1 per share.

           In April 2004, 30,000 of the above-mentioned stock options were exercised, by related parties, for a total consideration of NIS 557 thousand (USD 129 thousand). The remaining 20,000 stock options expired unexercised in May 2004.

          In December 2004, the Company declared a stock dividend of 1 ordinary share for each outstanding ordinary share (an aggregate of 4,307,500 ordinary shares).

          All shares and per share amounts have been retroactively restated to reflect the aforementioned share dividend for all periods presented.

          In February 2005, the company’s authorized share capital was increased by 40,000,000 shares of NIS 0.1 par value, from 10,000,000 to 50,000,000 shares.

          For a discussion of the Company’s recent execution of agreements to acquire a majority interest in a U.S. food distributor, please see Item 4: “Information of the Company - - Business Overview”.

          Unless the context otherwise requires, all references herein to the “Company”, “we” or “our” shall mean G. Willi-Food International Ltd. together with all of its subsidiaries.

          The Company’s principal executive offices are situated at 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel. The Company’s telephone number is 972-8-9322233, its fax number is 972-8-9322299, its e-mail address for communications is gil@willi-food.co.il and its Web site is www.willi-food.co.il.

          B.       BUSINESS OVERVIEW

Overview

          G. Willi-Food International Ltd. (the “Company”) is an Israeli-based company engaged, directly and through subsidiaries, in the import, marketing and distribution in Israel of a wide variety of over 400 food products. The Company sells products with widespread demand in the Israeli marketplace, as well as products which cater to more select groups. The Company distributes certain of its products on an exclusive basis. Some products are currently also sold in insubstantial volume in the areas administered by the Palestinian Authority. The Company has occasionally sold, in insubstantial volume, to importers in Europe (mainly, France) and in the US. The Company intends to continue its marketing efforts outside of Israel – mainly in the US and Europe.

          The Company purchases food products from over 100 suppliers located around the world, including the Far East (China, India, the Philippines and Thailand), Eastern Europe (Hungary, Latvia, Poland, Bulgaria), South America (Argentina, Ecuador and Costa Rica), the United States, Western and Northern Europe (The Netherlands, Belgium, Germany, Sweden, Denmark, France) and southern Europe (Spain, Portugal, Italy, Turkey, Greece and Cyprus).

          The products imported by the Company are marketed and sold to over 1,000 customers, including supermarket chains, wholesalers and institutional consumers. The Company markets most of the products under the brand name “Willi-Food”. Certain products are marketed under brand names of the manufacturers, or under other brand names.

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

          The Company’s principal shareholder, Willi-Food Investments Ltd., which we refer to as Willi-Food, holds (as at June, 15 2005) approximately 72.33% of the Company’s outstanding share capital. The primary assets of Willi Food are the Company’s ordinary shares. See Item 7: “Major Share Holders and Related Party Transactions”. Willi-Food’s securities are traded on the Tel Aviv Stock Exchange.

Our Business

          The following is a description of the Company’s principal business activities.

Subsidiaries

          Willi-Food Frozen Products Ltd., which we refer to herein as Willi Frozen (previously Fanny Food Importing and Distribution (1996) Ltd.), a wholly-owned subsidiary of the Company, was incorporated in Israel in September 1996. According to our best knowledge, Willi Frozen was removed by Israeli Register of Companies from list of Israeli companies registration.

           It is the Company’s practice, occasionally, to import, market and distribute certain food products, including frozen and chilled fish, dairy and other products through this subsidiary. Willi Frozen has no assets, facilities or obligations, other than those amounts owed to suppliers overseas with respect to products purchased from them. The sales of Willi Frozen as of the year ended December 31, 2004 amounted to NIS 0 thousand, of the year ended December 31, 2003 amounted to NIS 0 thousand, of the year ended December 31, 2002 amounted to NIS 0 thousand, of the year ended December 31, 2001 amounted to NIS 0 thousand.

          In November 1995, the Company also incorporated a wholly-owned subsidiary, W.F.D. (Import, Marketing and Trading) Ltd., which we refer to herein as W.F.D. The Company occasionally imports certain foodstuffs through this subsidiary, which sells these products to the Company. W.F.D. has no assets, facilities or obligations, other than those amounts owed to suppliers overseas with respect to products purchased therefrom. The sales of W.F.D. as of the year ended December 31, 2004 amounted to NIS 0 thousand, of the year ended December 31, 2003 amounted to NIS 0 thousand, of the year ended December 31, 2002 amounted to NIS 0 thousand, of the year ended December 31, 2001 amounted to NIS 0 thousand.

          In May 2001, the Company acquired all the shares of Gold Frost Ltd., which we refer to herein as Gold Frost, for NIS 336 thousand (USD 78 thousand). Gold Frost is engaged in locating suppliers abroad and importing frozen and chilled food products. Among the products imported by Gold Frost are smoked fish, antipasti, cheese, butter and other dairy products. Gold Frost imports these products from the US, Denmark, Sweden, Bulgaria, Italy, Greece and the Netherlands.

          The Company purchased Gold Frost in order to take advantage of Gold Frost’s know-how in importing frozen and chilled products as well as of its well known brand name in the Israeli market. In June 2001, the Company signed an agreement with Gold Frost to store and market the food products imported by Gold Frost through the Company for a commission of 20% (which changed from 15% since 2002) of the total monthly sales of Gold Frost’s products which were sold by the Company within that month. Gold Frost imports to Israel over 120 products, usually packed for private consumers (cans, jars, containers and plastic sealed and vacuumed packages), but also for institutional consumers. Gold Frost is working towards widening the variety of products it imports.

          Gold Frost does not market its products, but rather uses the Company for this purpose. The agreement between the Company and Gold Frost states that the Company shall provide Gold Frost with marketing services until December 31, 2003. The agreement is automatically renewable each year for one year periods. The volume of commissions paid by Gold Frost to the Company in 2004 amounted to NIS 6.77 million (USD 1.57 million), in 2003 NIS 5.40 million (USD 1.25 million), in 2002 NIS 3.51 million (USD 0.81 million) and in 2001 NIS 1.43 million (USD 0.33 million).

          During July 2001, Gold Frost entered in two agreements with private companies for consultation services regarding the operation and maintenance of refrigerated warehouses and refrigerated storage. This service was provided for a one-year period.

          Gold Frost finances its activities by its equity. As of December 31, 2004, Gold Frost’s equity amounted to NIS 12.2 million (USD 2.8 million) and it held cash and cash equivalents of NIS 19.1 million (USD 4.4 million) and inventory of NIS 4.8 million (USD 1.1 million). As of December 31, 2003, Gold Frost’s equity amounted to NIS 7.66 million (USD 1.78 million) and it held cash and cash equivalents of NIS 6.38 million (USD 1.48 million) and inventory of NIS 3.70 million (USD 0.86 million). As of December 31, 2002, Gold Frost’s equity amounted to NIS 4.30 million (USD 1 million) and it held cash and cash equivalents of NIS 2.77 million (USD 0.64 million) and inventory of NIS 3.1 million (USD 0.72 million). As of December 31, 2001, Gold Frost’s equity amounted to NIS 1.78 million (USD 0.41 million) and it held cash and cash equivalents of NIS 0.48 million (USD 0.11 million). Gold Frost has at its disposal bank credit, which is guaranteed by the Company without limitation.

          As of December 31, 2004, the Company’s wholly-owned subsidiaries had no indebtedness to banks. See Item 8: “Financial Information – Guarantees and Pledges”.

Business Strategy

          The Company’s business strategy is:

—	to increase market penetration of products that are currently sold by the Company through, among other things, marketing and sales campaigns; and

—	to expand its current food product lines and diversify into additional product lines; and

—	to expand the Company’s activity in the food international markets mainly in the US and Europe.

          Utilizing management’s expertise in identifying market demand and preferences, as well as its sourcing abilities, the Company intends:

—	to continue to locate additional food products, some of which may be new to Israeli consumers; and

—	to increase its inventory levels from time to time both to achieve economies of scale on its purchases from suppliers and to more fully meet its customers’ demands; and

—	to penetrate the food international markets mainly in the US and Europe by purchasing food marketing companies or/and cooperation with local existing distributors or/and by exporting products; and

—	to penetrate new markets within the Middle East, through the establishment of business relationships and cooperation with representatives in such markets subject to a positive political climate.

          The Company has developed certain trade relationships locally, as well as in areas administered by the Palestinian Authority, although the current sales volume to the Palestinian administered areas is rather low. In addition, the Company has:

—	initiated sales in Europe and the US; and

—

entered into arrangements with recognized manufacturers to market their products under their respective brand names, in addition to brand names under which the Company currently markets its products; and

—	introduced additional food products to the Israeli marketplace under the brand name “Willi-Food”.

          On March 7, 2000, the Company’s Board of Directors authorized the Company’s management to examine proposals and conduct negotiations with respect to the potential investment by the Company and, subject to applicable law, the Company’s major shareholder, Willi Food’s, of an aggregate sum of up to USD 4 million in businesses engaged in communications and/or Hi-Tech activities, provided that the terms of any particular transaction are subject to Board approval and, if required by law, shareholder approval. As of the date of this report, the Company has not yet entered into any definitive agreements in implementation of such resolution and there can be no assurance that the Company will enter into any such definitive agreements.

          In June 20, 2005 a wholly-owned subsidiary of the Company (the “Acquiror”) executed definitive agreements regarding the acquisition of Vitarroz Corp., a New Jersey-based distributor of food products for the Hispanic market in the United States (“Vitarroz”).

          The definitive agreements provide that the Acquiror may elect to acquire either a fifty percent interest in the business of Vitarroz (the “Business”) or a fifty-five percent interest in the Business. If the Acquiror elects to acquire a fifty percent interest in the Business, the Acquiror will at closing invest USD 1,000,000 in the Business for use as working capital. If the Acquiror elects to acquire a fifty-five percent interest in the Business, the Acquiror will (i) invest at closing USD 1,000,000 in the Business for use as working capital and (ii) make a loan at closing of USD 1,200,000 to the Business. The definitive agreements also provide that the Company will guarantee the payment of up to USD 2,250,000 in outstanding commercial bank indebtedness of the Business. The repayment of the commercial bank indebtedness of the Business will also be secured by the receivables and the inventory of the Business. If the Acquiror elects to acquire a fifty percent interest in the Business, the definitive agreements provide that within eighteen months of the closing of the transaction, the Acquiror shall have the option either to (i) acquire for a nominal price an additional one percent interest in the Business in consideration of making a loan of USD 1,200,000 to the Business or (ii) require that its fifty percent interest in the Business be reacquired by Vitarroz for USD 1,000,000. If the Acquiror elects to acquire a fifty-five percent interest in the Business, the definitive agreements provide that within twelve months of the closing of the transaction the Acquiror shall have the option to require that its fifty-five percent interest in the Business be reacquired by Vitarroz for USD 2,200,000.

          Consummation of the Vitarroz transaction is contingent upon completion of final due diligence, Board of Director approval of the transaction, approval of regulatory bodies (if necessary) and the satisfaction of other customary closing conditions, as well as the satisfactory resolution of any issues that arise during the acquisition process. As a result there can be no assurance that the Vitarroz transaction will be consummated.

Products

The Company imports, markets and distributes two kinds of products: preserved products and non-preserved products.

Preserved Products

          The Company imports, markets and distributes a broad variety of over 160 preserved food products, most of which enjoy a long shelf life (mostly between 3–4 years). Such preserved products which consist 49% of Company’s sales in 2004 are sold in a variety of sizes and types of receptacles, such as tin cans, glass jars and glass bottles, intended for use by the individual consumer, as well as the institutional consumer food markets.

          The Company aims at widening the variety of the preserved products it imports. Due to commercial considerations, the Company occasionally stops importing certain preserved products.

          The Company’s main preserved product lines and the principal products of each line are as follows:

          Canned Vegetables and pickles: including okra, mushrooms (whole and sliced), artichoke (hearts and bottoms), beans, asparagus, corn, baby corn, palm hearts, vine leaves (including vine leaves stuffed with rice), sour pickles, mixed pickled vegetables, pickled peppers, an assortment of black and green olives, as well as additional canned vegetables. These products are particularly imported from China, Spain, Greece, Thailand, South America, Turkey, France, India, Poland and The Netherlands.

          Canned Fish: including tuna (in oil or in water), sardines, anchovies, smoked cod liver, sprats, mackerels, herring and salmon. These products are primarily imported from the Philippines, Thailand, Portugal, Canada, Spain, Greece, Sweden and Latvia.

          Canned Fruit: including pineapple (sliced or pieces), peaches, fruit cocktail, apricot, pears, cherries, mangoes and lichi. These products are primarily imported from the Philippines, Thailand, Greece, Europe and South America.

Non-Preserved Products

          The Company imports, markets and distributes a broad variety of over 260 non-preserved food products, most of which enjoy a relatively long shelf life (mostly between 1-2 years). Such non-preserved products which consist 51% of Company’s sales in 2004 are sold in a variety of sizes and types of receptacles, such as tin cans, glass jars, plastic and glass bottles and containers and sealed plastic vacuum packages, intended for use by the individual consumer, as well as the institutional consumer food markets.

          The Company aims at widening the variety of the non-preserved products it imports. Due to commercial considerations, the Company occasionally stops importing certain non-preserved products.

          The Company’s main non-preserved product lines and the principal products of each line are as follows:

          Dairy and Dairy substitute products: hard and semi-hard cheeses (parmesan, edam and kashkaval and emental), molded cheeses (brie, camembert, danblue) feta, Bulgarian cheese, butter, butter spreads, yogurt, margarine, melted cheese, cheese alternatives, condensed milk profitrols and others. These products are primarily imported from Greece, Denmark, Bulgaria, Italy and The Netherlands.

          Edible Oils: including sunflower oil, soybean oil, corn oil and olive oil. These products are primarily imported from Argentina, Turkey, Italy and Spain.

          Dried Fruit, Nuts and beans: including figs, apricots, pineapple, raisins, sunflower seeds, almonds, walnuts, pine nuts, cashew nuts, peanuts. These products are primarily imported from Greece, Turkey, India, China, Thailand and the United States.

          Other Products: including, among others, coffee creamers, fruit juices, jams, halva, Turkish delight, tahini, cookies, vinegar, sweet pastry and crackers, sauces, corn flour, rice, rice sticks, pasta and noodles, ketchup, mayonnaise, breakfast cereals, couscous. These products are primarily imported from the Netherlands, Italy, Greece, Belgium, the United States, Scandinavia, China, Thailand, Turkey, India and Argentina.

          Some of the products sold by the Company and which are listed above and below are imported by Gold Frost. The Company did import some of these products in the past, but this was done on a small-scale basis aimed at testing the demand for such products and their profitability. After the purchase of Gold Frost the import of these products was emphasized and expanded by Gold Frost.

          The line products (preserved and non preserved) which gained the largest sales volume for the year ended December 31, 2004 were canned vegetables (23% of sales), canned fish (21% of sales), dairy and chilled products (17% of sales) and edible oils (10% of sales).

          The line products with the largest sales volume for the year ended December 31, 2003 were canned fish (22% of sales), canned vegetables (19% of sales), edible oils (16% of sales) and dairy and chilled products (14% of sales).

          The line products with the largest sales volume for the year ended December 31, 2002 were canned vegetables (22% of sales), canned fish (19% of sales), dairy and dairy substitute products (11% of sales) and edible oils (9% of sales).

          Most of the products, which the Company imports and markets, are approved as Kosher by and/or under the supervision of various supervisory institutions including the Kashrut Committee of the Shearit Israel Rabbinical Court, Chug Chatam Sofer Bnei Brak, Chug Chatam Sofer Petach Tikva, the Chief Rabbinate of Israel, Achdut Israel, certain Jewish organizations administering Kashrut procedures and certifications (such as the Union of the Orthodox Jewish Congregation of America (UO), OK, Kof-k, Star-K etc.) and rabbis of local Jewish congregations abroad. See “Government Regulation”.

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

          The Company’s management and personnel visit food trade fairs world wide on a regular basis and create new business relationships with potential suppliers on an ongoing basis.

          The following table represents the percentage of purchases by the Company from suppliers who account for more than 5% of the total purchases in the years 2004, 2003 and 2002:

Supplier	2004	Supplier	2003	Supplier	2002

Supplier A	13.2%	Supplier A	10.8%	Supplier A	13.0%
Supplier B	10.7%	Supplier B	9.2%	Supplier B	8.3%
Supplier C	9.1%	Supplier C	7.5%	Supplier C	6.2%
Supplier D	7.0%	Supplier D	7.1%
Supplier E	6.9%	Supplier E	5.9%

          Prior to 2004, the Company was not dependent on any given supplier in respect of a majority of its products. In respect of certain products, however, prior to 2004 the Company was dependent exclusively on one source of supply. Five of such single-source products accounted, in the aggregate, for 21% and 15% of the Company’s total sales in 2003 and 2002, respectively. For the year ended December 31, 2004, the Company was not dependent on any given supplier with respect to any of its products.

          Termination of the Company’s business relationships with certain suppliers and/or a material adverse change in the terms at which the Company purchases such products from such suppliers may have a material adverse effect on the Company’s financial results. There can be no assurance that alternative sources for such products, if required, will be readily available nor can there be any assurance as to the terms of purchase of such products from such alternative sources.

          The Company does not generally enter into written agency or other agreements with its suppliers. However, the Company has written confirmations from certain foreign suppliers, confirming the exclusive appointment of the Company as the sole agent and/or distributor of such suppliers either with respect to a specific product or, in certain cases, with respect to a line of products, within the State of Israel. These exclusivity rights have generally been granted for a period ranging between 12-60 months terminating through 2005-2009, and in certain cases are conditional upon the Company’s compliance with certain minimum purchase requirements. The suppliers from which the Company received such letters of confirmation accounted for approximately 23%, 23%, and 22% of the Company’s purchases in 2004, 2003 and 2002, respectively. In a few instances the Company did not fulfill its commitment to the minimum purchase requirements, but since the onset of its activities no supplier terminated its agreement with the Company due to not filling the quotas. The Company’s purchases are not motivated by a desire to fulfill minimum quota requirements, and the considerations in purchasing products from these suppliers are identical to those for purchasing from other suppliers.

          In addition to such arrangements, the Company routinely varies its sources of supply and purchases depending on price levels, product quality and product availability. Sales of products for which no written agreements (or written confirmations for exclusivity rights) exist between the Company and such suppliers accounted for approximately 77%, 77% and 78%, of the Company’s total purchases in 2004, 2003 and 2002, respectively.

          Certain of the products imported by the Company are seasonal agricultural products, such as artichokes, cherries, lichi, pears, apricots, mushrooms and peaches. In order to assure itself a continued supply of these seasonal items, the Company generally arranges with the manufacturers of such products at the beginning of the season for the terms of purchases of such items for the coming year.

          The Company’s products are packaged by various manufacturers and suppliers abroad and labeled with Hebrew, English and, in certain cases, Arabic and Russian labels, according to the Company’s instructions and requirements. See “Government Regulation”.

          A substantial portion of the Company’s purchases from suppliers is made in USD (such as purchases from the Far East, the United States, South America and certain European countries, including Greece and Turkey) with the remaining purchases usually made in Euro and other foreign currencies (e.g. Swedish Kronas). Supply is generally made against letters of credit for a period of up to 90 days. See Item 5: “Operating And Financial Review and Prospects – Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets”.

          For the years ended December 31, 2004, 2003 and 2002, respectively, the Company issued orders to suppliers against letters of credit amounting in the aggregate of approximately NIS 47.6 million (USD 11.1 million), NIS 49.7 million (USD 11.53 million) and NIS 48.7 million (USD 11.3 million) respectively.

          The average volume of Company’s suppliers credit balance amounted in 2004 to NIS 17.5 million (USD 4.1 million) consisting 49 days of suppliers credit on average, in 2003 to NIS 14.3 million (USD 3.3 million) consisting 56 days of suppliers credit and in 2002 to NIS 12.3 million (USD 2.9 million) consisting 44 days of suppliers credit.

Customers

          The Company’s products (preserved and non-preserved) are marketed and sold to over 1,000 customers throughout Israel (including territories under Israeli administration and in a substantially lower extent to customers in the areas administered by the Palestinian Authority). The Company has occasionally sold to importers from Europe and the US. During 2004 the Company sold a variety of its products to importers from France and the US. In 2003 the Company sold tuna fish and corn to France. In 2001 and 2002 the Company sold sugar cubes and pickles to France. In 1998, the Company sold, as its first transactions in Europe and South America, one of its food products – olive oil, to importers in France and another one of its food products – canned mushrooms, to Argentina.

          The Company’s customers are generally comprised of two major groups: i. supermarket chains in the organized market, and ii. private supermarket chains, minimarkets, wholesalers, manufactures and institutional customers.

          The first major group includes the four largest supermarket chains in the organized market in Israel, including: Supersol Ltd. (which also includes the Supersol, the Hyperneto, Cosmos, Supersol deal, Zol Lemehadrin, Birkat Rachel and Hutzot Lahav); Club Market Marketing Chains Ltd. (which also includes the Club Market, Hatzi Kupa, Zol Po, Imperia and Jumbo); the Co-op Blue Square Cooperative Society Ltd. (which also includes the Co-op Blue Square Super Company Ltd., the Co-op Blue Square Hyper Company Ltd., the Supercenter, Mega and Shefa Shuk); Co-Op Jerusalem (Co-Op Jerusalem and Mister Zol). The Company’s contracting with the supermarkets in the organized market is done with their centers and buyers.

          The second major group includes private supermarket chains, wholesalers, minimarkets, manufacturers and institutional consumers such as catering halls and food service companies and food producers.

          The Company’s contracting with the supermarkets in the organized market is done through their principal executive or sales offices and buyers. The Company also distributes its products in the private supermarket chains and through a network of wholesalers and institutional consumers such as catering halls and food service companies.

          The Company’s sales, by customer group, for the years ended December 31, 2004, 2003, 2002 and 2001 are as follows:

	Percentage of Total Sales Year Ended December 31

Customer Groups	2004	2003	2002	2001

Supermarket Chains in the organized market	41%	42%	41%	43%
Private Supermarket Chains, minimarkets,	59%	58%	59%	57%
Wholesalers, manufacturers and institutional consumers and the Palestinian Authority
	100%	100%	100%	100%

          For the years ended December 31, 2004, 2003 and 2002, the Company’s three largest customers (all of which are supermarket chains in the organized market) constituted, in each case, in excess of 5% of the Company’s sales, and together aggregated approximately 39%, 39%, and 41%, respectively, of the Company’s sales during such periods. The largest customer accounted for 22% of the Company’s sales in 2004, compared with 18% of the Company’s sales in 2003 and 27% of the Company’s sales in 2002. The loss of any of these major customers could have a material adverse effect on the Company’s financial condition and results of operations. The Company is seeking to expand its operations in other areas so as to reduce its dependence on any single significant customer.

          The Company is under a commitment to pay incentives to certain customers in the organized market, to certain private supermarket chains and to some wholesalers in relation to the increase in volume of sales in excess of a certain agreed upon amount, or an incentive calculated as a fixed percentage of the customer annual sales, which varies among customers. Such incentives range from 1% to 7.5% of the annual sales of the Company to such customers. Such incentives are generally paid at the beginning of each year with respect to the previous year’s sales. Such arrangements also generally include specific exclusions, such as direct or joint importing of products that are not considered for purposes of such incentives. Certain of such commitments are oral and not evidenced in written documents. For the years ended December 31, 2004, 2003, 2002 and 2001, the Company paid and/or is obligated to pay approximately NIS 3,870 thousand (USD 898 thousand), NIS 3,380 thousand (USD 785 thousand), NIS 2,418 thousand (USD 561 thousand) and NIS 4,350 thousand (USD 1,010 thousand) respectively, in respect of such incentives. As of 2004, the Company decided to award incentives to some wholesalers for annual purchases over a certain sum.

          The average volume of the Company’s consumers debit balance amounted in 2004 to NIS 41.1 million (USD 9.5 million) consisting 85 days of debit on the average, in 2003 to NIS 32.6 million (USD 7.6 million) consisting 84 days of debit on the average and in 2002 to NIS 26.2 million (USD 6.1 million) consisting 64 days of debit on the average.

Distribution, Marketing and Sales

          The Company markets its products via internal sales agents, apart from to clients situated in the South of Israel, there it utilizes an external distributor who does not have an exclusivity agreement. This distributor’s sales are not significant.

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

          The volume of customer bad debt of the Company amounted in the years ended December 31, 2004, 2003 and 2002 to NIS 167 thousand (USD 39 thousand), NIS 0 thousand and NIS 0 thousand respectively.

          Sales are made by the placement of customers’ orders (except for part of the dairy and dairy substitute products), which are directed to the Company’s regional office and placed by the sales personnel or directly by the customers. Orders are transferred to the Company’s warehouse facilities in Yavne for preparation and delivery by the Company’s transporters (including twelve refrigeration trucks and five regular trucks). In certain cases, the Company transports products directly from port to customers, utilizing the services of independent transporters. The sale of part of the dairy and Dairy substitute products is performed by Van Sale using small terminals. The sales agents supply these products immediately from the stock of products in the refrigeration trucks in which they travel.

          The Company generally holds an inventory of products, which the Company believes to be sufficient to meet market requirements for a period of 80 days. The Company may, occasionally, take advantage of purchasing some inventory items; at those cases the inventory quantities may be even higher then 80 days. Products ordered in full container loads by customers are generally forwarded directly to the customers’ facilities, without being stored in the Company’s facilities. The Company does not regularly maintain significant backlog of orders from customers. The Company’s inventory as of December 31, 2004 amounted to 27.1 million (USD 6.30 million) compared with NIS 18.8 million (USD 4.37 million) as of December 31, 2003, and NIS 16.3 million (USD 3.79 million) as of December 31, 2002.

          The Company launches advertising campaigns. In 2004 it initiated an extensive promotional campaign in the electronic media under the name “Willi-Food”.

          The Company participates in various sales campaigns within the supermarket chains that are intended to stimulate sales volume. Among such campaigns are food festivals initiated by the supermarket chains and certain importers, including the Company, in which the import and marketing of products from a specific country or region are celebrated and promoted. In the years 2004, 2003 and 2002 the Company participated in various festivals, including ethnic and the Mediterranean Festival, for certain products imported from Italy, The Netherlands, Turkey and Greece. Such festivals typically involve increased display space as well as enhanced promotional activities, both with respect to the festival itself and the products. Such activities are sponsored by the supermarkets in collaboration with the importers participating in the festival. The cost of the Company’s participation in such activities is minimal. Within this framework, the Company imports a wide variety of products which include pastries, vegetables, jams, cheese, fish, and dairy products, as well as certain artifacts typical to the culture and/or cuisine of each specific festival.

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

          Regarding part of the institutional clients in the private market, the Company engages with them by winning tenders or via wholesalers.

Seasonality

          Each year as the Passover and Rosh Hashana feasts approach, the Company usually increases its inventories in order to be prepared for the seasonal increase in demand for its products at these times of the year. Usually there is also an increase in the Company’s sales towards the Rosh Hashana holiday (celebrated in September-October) and the Pesach holiday (celebrated in March-April). In spite of the impact of the holiday season on the Company’s activities, the Company’s quarterly sales are not affected in a material fashion as result of the holiday season.

Competition

          The food distribution business in Israel is highly competitive with respect to imported, as well as locally manufactured, food products. The Company believes that it presently faces direct competition from a number of importers of food products. The food market is very price sensitive.

          Certain of the products imported by the Company are also produced by local manufacturers in Israel, such as canned fish and corn, edible oils, certain pickles, olives, pasta and certain dairy products. Local producers are not subject to the financial risks of importing food products, governmental policies regarding import of food products (determining tax rates and classification of products not to be taxed). The Company believes that it may also face competition from potential new-comers to the food business, as well as from existing importers and/or manufacturers currently not involved in the same line of products as the Company.

          The barriers to entry in the food market are low, and new potential competitors are constantly joining the market.

          To the Company’s knowledge, several of its competitors (Shemen and Milomor with respect to edible oils, Fodor (Star kist and Yona), Posidon and Williger of the Neto Group, Filtuna and Shastowits with respect to fish products, Pri HaGalil-Vita, Yachin-Zan laKol, Williger of the Neto Group, Alaska and Johnson with respect to canned vegetable products and canned fruits, Tnuva, Tara, Strauss, Siman, Machlvot Gad and Meshek Zuriel with respect to dairy and Dairy substitute products, etc.) are substantially more established, have greater market recognition and have greater financial, marketing, human and other resources than those of the Company. If any of the Company’s major competitors materially reduce prices, the Company would experience significantly more competitive pressure and a decrease in profitability. The Company cannot predict whether it could successfully compete with these pressures and, if it were unable to do so, the Company’s business would suffer.

          The Company’s management does not hold exact information regarding the extent of the import of food products to Israel. However, it believes it is one of the leading companies in Israel in this field.

          The acceptable way of dealing with competition is to follow the availability of products, their prices, offers for performing transactions and business opportunities while diversifying sources of supply and in addition, following the selling prices of competing products and setting product prices according to changing market prices.

Intellectual Property Rights

          The Company markets certain products under the trademark “Willi-Food,” which has been approved for registration in Israel in May 1997 for certain uses relating to the food industry. In 2001 the trademark’s validity was extended for an additional fourteen years. The Company markets certain products under the trademark “Gold-Frost,” which was registered in Israel in February 2002. The Company also markets cheeses and cheese substitute for pizza under the trademark “Pizza Top” which was registered in September 2002. There can be no assurances as to the degree of protection this registration will afford. Other products marketed by the Company under their original brand name are “Completa”, “Flavor House”, “Hazer Baba”, “Carapelli”, “Arla” and “Lurpak”. The Company imports several products for the Supersol chain under the brand name “Superclass,” which is the chain’s brand name.

          In 2004 the Company petitioned for several new trademarks. There is no certainty that these will indeed be registered as the Company requested. Regarding one of these names, objections on behalf of third parties have been submitted.

          The Company also owns two trademarks which were used in the past, but not currently. The Company’s investment in registering these trademarks was insignificant.

Employees

          As of December 31, 2004, the Company, including its subsidiaries, employed a total of 70 persons, 6 of whom are in management, 11 of whom are in accounting and importing positions, 23 of whom are involved in the Company’s sales and marketing departments, 30 of whom are employed in logistics networks (warehousing and transportation). This compared with 60 persons as of December 31, 2003, 5 of whom are in management, 12 in accounting and importing positions, 20 involved in the Company’s sales and marketing departments, 23 in logistics networks (warehousing and transportation).

          On December 31, 2004, 36 additional employees (stewards and sales people) were engaged on an hourly basis. On December 31, 2003 the number was 18. Other employees were supplied by manpower companies.

          During the past two years there was an increase in the number of employees in the sales and marketing departments as well as in the logistics department due to an increase in sales.

          The Company’s employees are hold written employment contracts, which arrange their working terms. Regarding the Company’s management services agreements with companies controlled by Messrs. Joseph and Zvi Williger, see Item 6: “Directors, Senior Management and Employees- Compensation”.

          The Company believes that the working relations within the Company are satisfactory. Israeli labor laws are applicable to all of the Company’s employees as are certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association), by order of the Israeli Ministry of Labor. These provisions principally concern the length of the work day, minimum daily wages for professional workers, paid annual sick leave, discrimination, insurance for work-related accidents, social security, procedures for dismissing employees, determination of severance pay and other conditions of employment.

          In addition, Israeli employers, including the Company, are required to provide certain escalations in wages in relation to the increase in the Israeli consumer Price Index (“CPI”).  The specific formula for such escalation varies according to agreements between the Government of Israel, the Manufacturers’ Association and the Histadrut.

          A general practice in Israel followed by the Company, although not legally required, is the contribution of funds on behalf of its senior employees to a fund known as “Manager’s Insurance”. This fund provides a combination of savings plan, insurance and severance pay benefits to participating employees, giving these employees a lump sum payment upon retirement and securing their right to receive severance pay, if legally entitled, upon termination of employment. The employee contributes an amount equal to 5%-5.5% of his wages and the Company contributes an additional 13.3%-15.8%. In addition, Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (which is similar, to some extent, to the United States Social Security Administration). The payments thereto amount to approximately 11% of wages; the employee’s share being 4.5–9% (depending on the marginal level of wages) and the employer’s about 5%.

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

          In 1978 the Israeli government issued the free import decree, which exempts the import of most food products from the need to acquire a license. However, permits from the Ministry of Health and the Ministry of Agriculture are still required. Israeli government policy in favor of exposing the local market to certain imported products has directly impacted the Company’s operations since, as of September 1991, certain qualitative customs duties, formerly levied on products, including those imported by the Company, have been canceled. Customs duties and charges are levied on a portion of the Company’s products.

          The Company is required to obtain import licenses for the import of certain food products.  The Company has obtained the necessary import licenses for the products imported by it as required by the import authorities. The Company has also obtained the necessary authorization required by the Ministry of Health (Food Authority) for the import of food products to Israel.

          The Company’s products are packaged by various manufacturers and suppliers abroad and labeled in Hebrew, English and, in certain cases, Arabic and Russian, according to the Company’s instructions and the requirements of the Israeli authorities.

          Since the beginning of the Company’s activities, the Company has been found to have mislabeled packages four times, as a result of which the Company has paid an immaterial amount of fines.

          The Israeli in charge of Antitrust Authority published on January 2005 his policy regarding practices between suppliers and retail chains. This practice is based on “Dominant suppliers”. The Company is of the opinion that it does not fall between the Dominant suppliers and that implementation of this policy may weaken the power of its competitors and reduce their ability to compete lower competitors.

          Most of the products which the Company imports and markets are approved as Kosher by and/or under the supervision of various supervisory institutions including the Kashrut Committee of the Shearit Israel Rabbinical Court, Chug Chatam Sofer Bnei Brak, Chug Chatam Sofer Petach Tikva, the Chief Rabbinate of Israel, Achdut Israel, certain Jewish organizations administering Kashrut procedures and certificates (such as the Union of the Orthodox Jewish Congregation of America (O.U.), OK, Kof-k, Star-K, etc.) and rabbis’ of local Jewish congregations abroad. Such procedures include, in certain cases, personal supervision by a Kashrut supervisor sent by such institutions to the manufacturing facilities from which the Company purchases products, who is present at the plant during the processing of the product. Under Israeli law, the Company is required to ascertain that the Kosher foodstuffs which it offers for sale bear kosher certification approved by certain authorities, such as the Chief Rabbinate of Israel, and also the name of the individual authorized to certify such product.  Not all products marketed by the Company have been so certified, although they do bear certain kosher certification from other certification bodies.

          C.        ORGANIZATIONAL STRUCTURE

          The Company has three wholly owned subsidiaries, Willi Frozen, W.P.D and Gold Frost. The offices of the Company’s subsidiaries are located in the Yavne, Israel office of the Company.

          D.       PROPERTY, PLANTS AND EQUIPMENT

          The Company’s principal executive offices are situated at a leased facility in the northern industrial zone of Yavne, at 3 Nahal Snir St., Israel, 35 km south of Tel-Aviv. These premises serve as the Company’s logistic center for warehousing and distribution of food products as well. The Yavne facility is leased by the Company from Titanic Food Ltd. (Titanic”), a private Israeli company controlled by Messrs. Joseph Williger, the Company’s Chief Executive Officer and a director, and Zvi Williger, the Company’s Chief Operating Officer and Chairman of the Board. The lease, which was signed on November 29, 1998, was for a basic period of two years with an option for three additional periods of two years each. The lease will expire on January 14, 2007.

          This facility consists of approximately 5,387 square meters (approximately 48,500 square feet) (a four-story building plus a basement). The monthly rental fee (excluding VAT) for this facility is USD 35,886 starting January 2005, the last option period. The rent is payable in advance on a quarterly basis. The Company believes that the terms of the above-mentioned lease are no less favorable to it than could be obtained from an unaffiliated third party. The amounts paid by the Company as rental fees in the years ended December 31, 2004, 2003 and 2002 were NIS 1,833 thousand (USD 425 thousand), NIS 1,837 thousand (USD 426 thousand) and NIS 1,815 thousand (USD 421 thousand) respectively. Since March 27, 2000, the Company has been operating the Yavne facility under a municipal business license as required under Israeli law. The license has been granted permanently.

          The Company utilized free warehouse services in the area of the Ashdod seaport. The Company is charged only for storage per container, i.e., there is no charge for rental while the Company does not use the free warehouse services. The payment for these services for the years ended December 31, 2004, 2003, 2002 and 2001 was NIS 1,400 thousand (USD 325 thousand) NIS 822 thousand (USD 187 thousand), NIS 823 thousand (USD 188 thousand) and NIS 863 thousand (USD 197 thousand) respectively. The Company owns twelve refrigeration trucks (capacity of 6.5 to 19 tons) and seven regular trucks (capacity of 15-28 tons).

          On May 25, 2005 the Board of Directors and the Audit Committee of the Board of Directors of the Company approved an agreement with Titanic, regarding the purchase by the Company from Titanic of a parcel of real estate comprising 18.5 square kilometers situated in the northern industrial zone of Yavne, on which the Company intends to build a new logistic center on about 8,600 square meters (approximately 77,400 square feet).  The new logistic center will replace the Company’s current logistic center (which the Company rents from Titanic), and will spare the Company the expense of using storage services in warehouses far from the current logistic center. Furthermore, the new logistics center should better suit the Company’s operational needs. This purchase is subject to the approval of the Shareholders of the Company at the General Meeting of Shareholders that will convene on July 20, 2005.

          It should be pointed out that while completing the construction of the new logistics center (which has not yet begun), the Company will move out of the present logistics center and return it to Titanic. The current lease for the present logistics center (the “Current Lease”) ends in January 2007. It is expected to take a year and a half to build the new logistics center. If constructing the new logistics center ends before the end of the Current Lease of the present logistics center, Titanic has agreed to shorten the Current Lease term of the present logistics center accordingly, without receiving any recompense for shortening the Current Lease term. Alternatively, if the construction of the new logistics center ends after the termination of the Current Lease for the present logistics center, Titanic has agreed that the Current Lease will be extended until the completion of the construction of the new logistics center under the same terms the present logistics center is being rented today ($35,886 a month).

          In connection with the purchase of the parcel of real estate, the Company will pay Titanic the costs which Titanic has incurred so far regarding the parcel of real estate, which consist of the cost of purchasing the rights for the parcel of real estate from the Israel Land Administration, payments to Industrial Buildings Ltd. for development and other expenses incurred in planning the new logistic center.  In addition to the abovementioned costs the Company will pay Titanic interest on its costs at the prime rate (as defined by the Bank of Israel – now 5% annually), which will be calculated from the date of each expense incurred by Titanic.  Accordingly, Titanic will not profit from the transaction, and only its costs already incurred and its carrying costs shall be paid to it by the Company.  It has also been agreed by Titanic and the Company that all expected expenses for completing the planning of the contemplated development up to the date of the Company’s annual meeting of shareholders will be incurred by the Company.  If the purchase of the parcel of real estate is not authorized by the shareholders as mentioned above, Titanic shall reimburse the Company for these expenses.

          It is estimated that the Company shall pay Titanic approximately NIS 10,305,000 (about USD 2,300,000) (the “Price to Titanic”) with interest at the prime rate until date of actual payment.  The Company estimates that the costs of constructing the logistic center’s building, apart from the Price to Titanic and apart from purchasing designated equipment, should amount to about USD 5,400,000.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

          The following review and prospects should be read in conjunction with the consolidated financial statements and the related Notes thereto included elsewhere herein.  The consolidated financial statements have been prepared in accordance with Israeli GAAP, which differs in certain significant respects from U.S. GAAP.  Reference is made to Notes 2 and 13 of Notes to the consolidated financial statements for a description of the significant differences between Israeli GAAP and U.S. GAAP.  Unless otherwise indicated, financial information for the Company included herein is presented on a consolidated basis under Israeli GAAP.

          The Company is engaged in the import, marketing and distribution of a broad range of food products purchased from over 100 suppliers worldwide and marketed throughout Israel, and to a much lesser extent, the areas administered by the Palestinian Authority.  The products imported by the Company are marketed in Israel and sold to over 1,000 customers including supermarket chains in the organized market, private supermarket chains, minimarkets, wholesalers, manufacturers and institutional consumers.  The Company was incorporated in Israel in January 1994 and commenced its operations in February 1994.

          For the year ended December 31, 2004, each of the Company’s three largest customers accounted for more than 5% (or in the aggregate approximately 39%) of the Company’s sales. For the year ended December 31, 2003, each of the Company’s three largest customers accounted for more than 5% (or in the aggregate approximately 39%) of the Company’s sales. For the year ended December 31, 2002, each of the Company’s three largest customers accounted for more than 5% (or in the aggregate approximately 41%) of the Company’s sales. The loss of any of these major customers could have a material adverse effect on the Company’s financial condition and results of operations.

          For convenience purposes, the financial data for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 has been translated into U.S. dollars using the representative exchange rate. This rate as of December 31, 2004 is NIS 4.308 = USD 1.00.

          The following discussion and analysis should be read in conjunction with the Company’s Consolidated Financial Statements and notes thereto which appear in this Annual Report.

          The Company is not involved in any off balance sheet transactions or long-term contractual obligations.

Critical Accounting Policies

          Management’s discussion and analysis is based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Israel and adapted to the generally accepted principles accepted in the United States. The use of these generally accepted principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting accounting periods presented.  These estimates include assessing the collectibility of accounts receivable, and the use of recoverability of inventory. Actual results could differ from those estimates. The markets of the Company’s products are characterized by intense competition and a rapid turnover of products and frequent new introductions of products, all of which may impact the future realizability of the Company’s assets.

          The following critical accounting policies may affect significant judgments and estimates used in the preparation of the consolidated financial statements.

1.

Revenue Recognition – revenue from product sales is recognized upon the shipment to the consumers, when the title and risk of loss have been transferred to the consumer, price and terms are agreed and when no significant vendor obligations exist and collection of the resulting receivable is reasonably assured. Incentive to certain customers – the Company is obligated to pay incentives to certain customers in relation to the volume of sales in excess of a certain amount. The incentive is calculated as a percentage of the annual sales to the customer. In accordance with EITF 01/9 the Company presents revenue net of such incentives. The Company grants its customers the right to return the products.  A provision for customers’ return is recorded for the estimated future products return, based on the Company’s experience. This policy is significant because the revenue is a key component of the Company’s operations, as well as the fact that the revenue recognition determines the timing of certain expenses. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause the operating results to vary from quarter to quarter and may result in operating losses.

2.

Inventories – are stated at the lower of cost or market value. Cost is determined by the FIFO (first in first out) method.  Inventory’s values and quantities review cause the Company to write down the difference between the cost and the estimated market value upon assumption about future demand and market conditions. If the inventory is determined to be undervalued, the Company may have to recognize additional operating income at the time of sale. Any significant unanticipated change in demand or expiration of product life could have a significant impact on the value of the inventory.

In November 2004 the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing”, which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of the attached financial statement shall be applied prospectively. The Company is assessing the impact of the adoption of this Standard, and currently estimates that its adoption is not expected to have a material effect on the Company’s financial position and results of operations.

3.

Share based Payments – In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share Based Payments” (“SFAS 123(R)”). This Statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its authoritative interpretations. SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

SFAS 123(R) eliminates the alternative to use APB 25’s intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

The provisions of SFAS 123(R) apply to all awards to be granted by the Company after June 30, 2005 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123(R), in the first quarter of 2006, the Company will be required to elect between using either the “modified prospective method” or the “modified retrospective method”. Under the modified prospective method, the Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date.

Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

Management has recently commenced identifying the potential future impact of applying the provisions of SFAS 123(R), including each of its proposed transition methods, yet is currently unable to fully quantify the effect of this Standard on the Company’s future financial position and results of operations. Nonetheless, it is expected that the adoption of SFAS 123(R) will increase the stock-based-award expenses the Company is to record in the future in comparison to the expenses recorded under the guidance currently applied by the Company.

4.

Exchange of Nonmonetary Assets – In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets an amendment of APB No. 29”. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted.

          A.        RESULTS OF OPERATIONS

          The following table sets forth for the periods indicated, the correlation (in percentages) between items from the Company’s statements of operations to its total sales for such periods:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002

Sales	100%	100%	100%

Cost of sales	76.20%	80.17%	78.47%

Gross profit	23.80%	19.83%	21.53%

Selling expenses	9.14%	8.49%	7.78%

General and administrative expenses	5.34%	6.07%	6.36%

Operating Income	9.32%	5.27%	7.39%

Financial income (expenses), net	0.67%	3.16%	(0.19)%

Income before taxes on income	9.99%	8.49%	7.22%

Taxes on income	3.44%	2.10%	1.74%

Net Income	6.55%	6.39%	5.48%

Year Ended December 31, 2004 Compared With Year Ended December 31, 2003

          Sales. Sales for the year ended December 31, 2004, increased by approximately NIS 33,597 thousand (USD 7,799 thousand), or 24.5%, to approximately NIS 170,982 thousand (USD 39,689 thousand) from NIS 137,385 thousand (USD 31,891 thousand) for the year ended December 31, 2003. The growth of sales for the year ended December 31, 2004 compared with the year ended December 31, 2003 is a result of marketing efforts taken by the Company including an extensive promotional campaign in the electronic media under the name “Willi-Food” followed by increased sales of new products. The Company continued to expand its activities and its penetration into new fields, mainly frozen and chilled products

          Cost of Sales. Cost of sales for the year ended December 31, 2004, increased, to approximately NIS 130,292 thousand (USD 30,245 thousand) or 76.20% of sales, from approximately NIS 110,160 thousand (USD 25,571 thousand) or 80.17% of sales, for the year ended December 31, 2003.  The sharp decrease in cost of sales as a percentage from the total sales for the year ended December 31, 2004 compared to the same period in 2003 derives from a change in Company’s products mix, as well as an improvement of trade terms mainly by achieving lower purchasing prices from Company’s suppliers.

          Gross Profit. The results of sales and cost of sales, as mentioned above, created a gross profit of approximately NIS 40,690 thousand (USD 9,444 thousand), equal to 23.80% of the sales in the year ended December 31, 2004, increase of 49.5% in compare to approximately NIS 27,225 thousand (USD 6,320 thousand), equal to 19.83% in the year ended December 31, 2003.  These results are due to efficiency in the ratio between sales and cost of sales.

          Sales and Marketing Expenses. Sales and marketing expenses for the year ended December 31, 2004 increased to approximately NIS 15,632 thousand (USD 3,629 thousand) or 9.14 % of sales, from approximately NIS 11,662 thousand (USD 2,707 thousand), or 8.49 % of sales, for the year ended December 31, 2003. This increase in sales and marketing expenses is mainly attributable to improving the selling infrastructure, including promotional campaign cost of approximately NIS 2,000 thousand (USD 464 thousand), and recruiting more experienced employees and management in the sales department, resulting in increased payroll expenses of approximately NIS 1,403 thousand (USD 325 thousand).

          General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2004 increased to approximately NIS 9,134 thousand (USD 2,121 thousand), or 5.34% of sales, from approximately NIS 8,335 thousand (USD 1,935 thousand), or 6.07% of sales, for the year ended December 31, 2003.

          Operating Income. Operating income for the year ended December 31, 2004 increased by approximately NIS 8,696 thousand (USD 2,018 thousand), or 120%, to approximately NIS 15,924 thousand (USD 3,694 thousand), or 9.32% of sales, from approximately NIS 7,228 thousand (USD 1,678 thousand), or 5.27% of sales, for the year ended December 31, 2003.

          Financial Income, Net. The financial income, net, for the year ended December 31, 2004 was approximately NIS 1,121 thousand (USD 260 thousand) compared with approximately NIS 4,336 thousand (USD 1,007 thousand) for the year ended December 31, 2003.  The results in 2004 were affected by an increase in value of securities and shares for trade in 2004 that was significantly lower then in 2003.

          Income before Taxes. Income before taxes for the year ended December 31, 2004 increased by approximately NIS 5,414 thousand (USD 1,257 thousand), or 46.5%, to approximately NIS 17,079 thousand (USD 3,962 thousand) from NIS 11,665 thousand (USD 2,708 thousand) for the year ended December 31, 2003.

          Taxes on Income. Taxes on income for the year ended December 31, 2004 increased to approximately NIS 5,886 thousand (USD 1,366 thousand) from approximately NIS 2,889 thousand (USD 671 thousand) in the year ended December 31, 2003.

          Net Income. Net income for the year ended December 31, 2004 increased by approximately NIS 2,417 thousand (USD 560 thousand) or 27.5% to approximately NIS 11,193 thousand (USD 2,596 thousand), or 6.55% of sales, from – approximately NIS 8,776 thousand (USD 2,036 thousand), equal to 6.39% of sales for the year ended December 31, 2003, and approximately NIS 7,057 thousand (USD 1,638 thousand), equal to 5.48% of sales for the year ended December 31, 2002.

Year Ended December 31, 2003 Compared With Year Ended December 31, 2002

          Sales. Sales for the year ended December 31, 2003, increased by approximately NIS 8,515 thousand (USD 1,977 thousand), or 6.6%, to approximately NIS 137,385 thousand (USD 31,891 thousand) from NIS 128,870 thousand (USD 29,914 thousand) for the year ended December 31, 2002. The growth of income for the year ended December 31, 2003 compared with the year ended December 31, 2002 is a result of marketing efforts taken by the Company followed by new products penetrating, that despite of real abrasion of prices in the industry, the severe economy situation, abrasion of wages and disposable income and growth in unemployment rate. The Company continued to enlarge its activities and its penetration into new fields, mainly frozen and chilled products.

          Cost of Sales. Cost of sales for the year ended December 31, 2003, increased by approximately NIS 9,034 thousand (USD 2,097 thousand), or 8.9%, to approximately NIS 110,160 thousand (USD 25,571 thousand) or 80.17% of sales, from approximately NIS 101,126 thousand (USD 23,474 thousand) or 78.47% of sales, for the year ended December 31, 2002.  The increase in cost of sales as a percentage from the total sales for the year ended December 31, 2003 compared to the same period in 2002 reflects the fall in the price of food products due to the deepening recession in the Israeli market, including the growth in unemployment and decreased purchasing power in the Israeli market, as well as an increase in local competition.

          Gross Profit. The results of sales and cost of sales, as mentioned above, created a gross profit of NIS 27,225 thousand (USD 6,320 thousand), equal to 19.83% of the sales, compared to 21.53% in 2002 and 22.60% in 2001.  These results are due to efficiency in the ratio between sales and cost of sales and reduction of sales prices to customers due to market conditions and competition versus the above-mentioned rise in the price of products.

          Sales and Marketing Expenses. Sales and marketing expenses for the year ended December 31, 2003 increased to approximately NIS 11,662 thousand (USD 2,707 thousand) or 8.49% of sales, from approximately NIS 10,024 thousand (USD 2,327 thousand), or 7.78% of sales, for the year ended December 31, 2002.  This increase in sales in mainly attributable to improving the selling infrastructure, including increased advertising costs of approximately NIS 576 thousand, (USD 134 thousand) and recruiting more experienced employees and management in the sales department, resulting in increased payroll expenses of approximately NIS 762 thousand (USD 177 thousand).

          General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2003 slightly increased by approximately NIS 136 thousand (USD 32 thousand) to approximately NIS 8,335 thousand (USD 1,935 thousand), or 6.07% of sales, from approximately NIS 8,199 thousand (USD 1,903 thousand), or 6.36% of sales, for the year ended December 31, 2002.

          Operating Income. Operating income for the year ended December 31, 2003 decreased by approximately NIS 2,293 thousand (USD 532 thousand), or 24.1%, to approximately NIS 7,228 thousand (USD 1,678 thousand), or 5.27% of sales, from approximately NIS 9,521 thousand (USD 2,210 thousand), or 7.39% of sales, for the year ended December 31, 2002.

          Financial Income (Expenses), Net. The financial income, net, for the year ended December 31, 2003 was approximately NIS 4,336 thousand (USD 1,007 thousand) compared with financial expenses, net, of approximately NIS 239 thousand (USD 56 thousand) for the year ended December 31, 2002.  The results in 2003 were affected by an increase in value of securities and shares for trade in the Israeli and international financial markets that resulted from the investment of cash surpluses in short term investments and an adjustment of the shareholders equity due to a decrease of 1.9% in the CPI in 2003 compared with an increase of 6.5% in the previous year.

          Income before Taxes. Income before taxes for the year ended December 31, 2003 increased by approximately NIS 2,354 thousand (USD 546 thousand), or 25.3%, to approximately NIS 11,665  thousand (USD 2,708 thousand) from NIS 9,311 thousand (USD 2,161 thousand) for the year ended December 31, 2002.

          Taxes on Income. Taxes on income for the year ended December 31, 2003 slightly increased to approximately NIS 2,889 thousand (USD 671 thousand) from approximately NIS 2,254 thousand (USD 523 thousand) in the year ended December 31, 2002.

          Net Income. Net income for the year ended December 31, 2003 was approximately NIS 8,776 thousand (USD 2,037 thousand), or 6.39% of sales, compared with the year ended December 31, 2002 – approximately NIS 7,057 thousand (USD 1,638 thousand), equal to 5.48% of sales, and approximately NIS 8,614 thousand (USD 2,000 thousand) in the year ended December 31, 2001, equal to 6.49% of sales.

          B.        LIQUIDITY AND CAPITAL RESOURCES

          Since its inception, the Company’s operations have been funded mainly through equity and cash flows from operating activities, as well as by short-term indebtedness provided by Israeli banks and loans from Willi-Food Investments Ltd., its controlling shareholder. The Company’s bank indebtedness is secured by certain liens on its share capital, goodwill and certain other assets.

          For the year ended December 31, 2004, cash and cash equivalents increased from approximately NIS 12.5 million (USD 2.9 million) to approximately NIS 55.8 million (USD 13.0 million). For the year ended December 31, 2003, cash and cash equivalents decreased from approximately NIS 27.2 million (USD 6.3 million) to approximately NIS 12.5 million (USD 2.9 million).

           During that year ended December 31, 2004, marketable securities decreased from NIS 42.3 million (USD 9.8 million) to NIS 1.7 million (USD 0.4 million). For the year ended December 31, 2003 cash and cash equivalents increased from approximately NIS 21.1 million (USD 4.9 million) to approximately NIS 42.3 million (USD 9.8 million).

          For the year ended December 31, 2004, the Company utilized a cash flow for operating activities of approximately NIS 18 thousand (USD 4 thousand), primarily as a result of net income of approximately NIS 11.1 million (USD 2.6 million) and an offset by increase of trade accounts receivables of approximately NIS 11.2 million (USD 2.6 million) and inventory of approximately NIS 8.3 million (USD 1.9 million). For the year ended December 31, 2003, the Company generated a positive cash flow from operating activities of approximately NIS 5.4 million (USD 1.3 million), primarily as a result of net income of approximately NIS 8.8 million (USD 2.0 million). For the year ended December 31, 2002, the Company generated a positive cash flow from operating activities of approximately NIS 9.2 million (USD 2.1 million) primarily as a result of net income of NIS 7.1 million (USD 1.6 million). During the year ended December 31, 2004, the Company generated a NIS 40.4 million (USD 9.4 million) from investing activities, mainly for the realization of marketable securities amounting to NIS 41.0 million (USD 9.5 million). During the year ended December 31, 2003, the Company utilized NIS 19.1 million (USD 4.4 million) for investing activities, mainly for the purchase of marketable securities amounting to NIS 17.6 million (USD 4.1 million) and purchase of equipment (mainly refrigeration trucks) for NIS 2.0 million (USD 0.47 million). During the year ended December 31, 2002, the Company utilized approximately NIS 6.6 million (USD 1.5 million) for investing activities, mainly due to purchase of marketable securities amounting to NIS 5.8 million (USD 1.3 million) and purchase of property and equipment (mainly refrigeration trucks) amounting to NIS 1.1 million (USD 0.25 million).

          During the year ended December 31, 2004, the Company generated cash flow from financing activities of NIS 3.0 million (USD 0.7 million). During the year ended December 31, 2003, the Company utilized cash flow from financing activities of NIS 1.0 million (USD 0.24 million) – mostly short term bank credit. During the year ended December 31, 2002 the Company utilized cash flow from financing activities of NIS 1.1 million (USD 0.25 million).

          The Company’s cash requirements, net, during the years ended December 31, 2004, 2003 and 2002 were met primarily through its working capital. As of December 31, 2004, the Company had working capital of approximately NIS 96.0 million (USD 22.3 million) compared with NIS 83.9 million (USD 19.5 million) as of December 31, 2003 and with NIS 75.7 million (USD 17.6 million) as of December 31, 2002.

          The Company’s trade receivables increased to NIS 40.9 million (USD 9.5 million) as of December 31, 2004 from NIS 29.7 million (USD 6.9 million) as of December 31, 2003.  The average volume of the Company’s trade receivables days outstanding were 85 days for 2004 compared with 84 days for 2003 and 64 days for 2002. The Company believes that its present working capital is sufficient for the Company’s present requirements.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

          The rate of inflation in Israel during the last six years has been significantly reduced compared to the situation of the Israeli economy before that. The rate of devaluation which was low until 2002, has increased and the representative rate of the U.S. dollar reached NIS 4.308 on December 31, 2004 compared with 4.379 on December 31, 2003, NIS 4.737 on December 31, 2002, and 4.416 on December 31, 2001. The representative rate of the U.S. dollar on June 27, 2005 was NIS 4.541.

          The annual rates of inflation during the years ended December 31, 2000, 2001, 2002, 2003 and 2004 were approximately 0%, 1.4%, 6.5%, (1.9%) and 1.6% respectively, while during such periods Israel effected devaluation of the NIS against the U.S. Dollar of approximately  (2.7%), 9.3% 7.3%, (7.6%) and (1.6%) respectively. During each of the years ended December 31, 2000, 2003 and 2004, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. dollar, while during each of the years ended December 31, 2001 and 2002 the rate of devaluation of the NIS against the U.S. dollar exceeded the rate of inflation in Israel.

          A devaluation of the NIS in relation to the U.S. dollar will have the effect of decreasing the U.S. dollar value of any assets of the Company which consist of NIS or receivables payable in NIS.  Such a devaluation would also have the effect of reducing the U.S. dollar amount of any liabilities of the Company which are payable in NIS (unless such payables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the U.S. dollar will have the effect of increasing the U.S. dollar value of any linked assets of the Company and the U.S. dollar amount of any linked NIS liabilities of the Company.

          The representative rate on December 31, 2004 was 4.308 per USD 1.00, equal to a revaluation of 1.6% from the representative rate on December 31, 2003 which was NIS 4.379 per USD 1.00. The representative rate on December 31, 2003 was 4.379 per USD 1.00, equal to a revaluation of 7.6% from the representative rate on December 31, 2002 which was NIS 4.737 per USD 1.00. The representative rate on December 31, 2002 was NIS 4.737 per USD 1.00, equal to a devaluation of 7.3% from the representative rate at December 31, 2001 which was 4.416 per USD 1.00.  The representative rate on December 31, 2001 was NIS 4.416 per USD 1.00, equal to a devaluation of 9.3% from the representative rate at December 31, 2000 which was 4.041 per USD 1.00. The representative rate on December 31, 2000 was NIS 4.041 per USD 1.00, equal to a revaluation of 2.7% from the representative rate at December 31, 1999 which was 4.153 per USD 1.00.

          The dollar cost of the Company’s operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by the devaluation of the NIS in relation to the U.S. dollar.

          The Company’s assets are not linked to the Israeli CPI or the U.S. dollar. However, some of the Company’s liabilities are linked to the Israeli CPI and various foreign currencies. Consequently, inflation in Israel and currency fluctuations will have a negative effect on the value to the Company of payments the Company receives in NIS and on the Company’s liabilities linked to foreign currencies.

          C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

          Not applicable.

          D.       TREND INFORMATION

          During the past three years, there has been an increase in the number of small private supermarket stores that have opened in Israel, which has resulted in greater price competition in the stores and in our business. The increased price competition has resulted in an increase in our cost of sales as a percentage of total sales and a decrease in our gross profit in 2003 from 2002 and from 2001. During 2004 the Company initiated promotion campaigns to enlarge its sales and expand the variety of customers.

          According to announcements published in the Israeli press, the annual retail Israeli food market consists of approximately NIS 34,700 million (approximately USD 8,055 million), of which approximately 47% consists of sales of supermarket chains in the organized market, 23% consists of sales of private supermarket chains and 30% is attributable to others.

          E.       OFF-BALANCE SHEET ARRANGEMENTS

          Not applicable.

          F.       TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS

          The following tables of the Company’s material contractual obligations as of December 31, 2004 and 2003, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

2004

Payments due by period

Contractual Obligations	Total	Less than 1 year	22-3 years	44-5 years	More than 5 years

(in thousands)

Property Leases	NIS 3,786 (USD 879)	NIS 1,852 (USD 430)	NIS 1,934 (USD 449)	–	–
Open purchase orders	NIS 14,857 (USD 3,449)	NIS 14,857 (USD 3,449)	–	–	–
Operating Leases	– NIS 18,643	– NIS 16,709	– NIS 1,934	–	–
Total	(USD 4,328)	(USD 3,879)	(USD 449)	–	–

2003

Payments due by period
Contractual Obligations	Total	Less than 1 year	4-5 years	22-3 years	More than 5 years
(in thousands)

Property Leases	NIS 5,644	NIS 1,795	NIS 3,849	-	-
	(USD 1,310)	(USD 417)	(USD 893)

Open purchase orders	NIS 17,089	NIS 17,089	-	-	-
	(USD 3,967)	(USD 3,967)
Operating Leases	-	-	-	-	-
	NIS 22,733	NIS 18,884	NIS 3,849
Total	(USD 5,277)	(USD 4,384)	(USD 893)	-	-

          G.       SAFE HARBOR

          This annual report contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). When used in this report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, based on certain assumptions and information currently available to management, all of which are subject to certain risks and uncertainties including, among others, the Company’s ability to develop and introduce new products, any significant deterioration in the Company’s relationship with its key customers and suppliers, the Company’s ability to successfully integrate the operations of the Company’s subsidiaries with those of the Company, fluctuations in key currency exchange rates, changes in the political and economic conditions in Israel, and other factors which may be beyond the Company’s control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results of operations may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          A.       DIRECTORS AND SENIOR MANAGEMENT

          The Directors, executive officers and key employees of the Company are as follows:

Name	Age	Position with the Company

Joseph Williger	48	Chief Executive Officer and Director

Zvi Williger	50	Chief Operating Officer and Chairman of the Board

Rachel Bar-Ilan (1)	47	Director

David Weiss (1)	58	External Director

Shai Bazak (1)	37	External Director

Gil Hochboim	35	Chief Financial Officer

(1)	Members of the Company’s Audit Committee.

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

          The business experience of each of the Directors, executive officers and key employees of the Company is set forth below:

          Joseph Williger, age 48,has served as the Chief Executive Officer (or general manager) and a Director of the Company since its inception in January 1994. He has also served as a director of the Company’s subsidiaries, W.F.D. and Gold Frost, since November 1996 and April 2001, respectively. Mr. Williger has also served as a director and as chairman of the Board of Willi-Food Investments, the controlling shareholder of the Company, since December 1992 and June 1994, respectively. Mr. Williger has served as Director of Titanic, a company he owns together with Mr. Zvi Williger, since April 1990. Mr. Williger received his academic education in economics from Bar-Ilan University in Israel in 1983. Mr. Williger is the brother of Zvi Williger, Chief Operating Officer and Chairman of the Board of Directors of the Company.

          Zvi Williger, age 50,has served as the Chief Operating Officer and Chairman of the Company since January 1997, and from inception of the Company to January 1997 as a Director and Manager of Marketing Development of the Company. Mr. Williger has also served as a director of the Company’s subsidiaries, W.F.D. and Gold Frost, since November 1996 and April 2001, respectively. Mr. Williger has also served as a director of Willi-Food Investments since December 1992. Mr. Williger served as Director of Titanic since April 1990. Mr. Williger attended Fresno University in California. Zvi Williger is the brother of Joseph Williger, Chief Executive Officer and a director of the Company.

          Rachel Bar-Ilan has served as Director of the Company since May 2001. Since 1999, Ms. Bar-Ilan managed the marketing and application of medical laboratory instrumentation in medical laboratories of Medtechnica Ltd., a company publicly traded on the Tel Aviv Stock Exchange. From 1994 to 1999, Ms. Bar-Ilan has worked for Egentec Ltd., where she has been in charge of the marketing and application of medical instrumentation in the chemical field. Ms. Bar Ilan received her degree in Medical Science (MSc) from the Technion – Israel Institute of Technology in Haifa, Israel.

          David Weiss is a Certified Internal Auditor from the Institute of Internal Auditors (New York) and has served as the General Manager of Retail Initiation Forum Ltd. since 2002, and also as an external director and chairman of the Audit Committee of Kish Air Conditioning Ltd – an Israeli Company traded on the Tel Aviv Stock Exchange. From 1989 through 2002, he served as vice president of administration for Club Market Marketing Chains Ltd., a large Israeli supermarket chain. Between 1981 and 1989 he served as deputy internal auditor at Solel Bone Ltd., an Israeli construction company, and between 1970 and 1981 he served in the Israeli port authorities as an internal auditor. Mr. Weiss has also served in the past as a director of Co-Op Tzafon, New-Farm Ltd., Hamashbir Mazon Ltd., Hamashbir Latcharcan Ltd. and April Ltd., Israeli companies engaged in selling food, cloths and pharmaceuticals to the end-user. Mr. Weiss received his BA in Accounting from Haifa University, Israel.

          Shai Bazak has served as an external director since August 2003 and carries an MA Public Administration. He is a director manager of C.P.M. Israel Investment Company Ltd., an investment company. From 1998 through 2000 he served as the Consul General of Israel to Florida and Puerto Rico. From 1996 through 1998 he was spokesperson and media affairs advisor to the Prime Minister of Israel, Mr. Benjamin Netanyahu. From 1994 through 1996 he was the spokesperson and media advisor to the Likud party chairman.

          Gil Hochboim has served as Chief Financial Officer of the Company since August 2000. Mr. Hochboim also provides the Company’s principle shareholder, Willi-Food Investments Ltd., with certain financial services. Between April 1995 and February 1998, Mr. Hochboim served as Deputy Comptroller of Dan Hotels Corp. Ltd. and between March 1998 and August 2000, he served as deputy manager of Ha’menia Goods Transport Corp. Ltd. Mr. Hochboim is a certified public accountant (Israel). He received his BA in Accounting and Business Management from the College of Management, Tel-Aviv, Israel.

          B.       COMPENSATION

Compensation of Directors And Officers

          The aggregate direct compensation paid by the Company to its Directors and officers mentioned above as a group for the fiscal year 2004 was approximately NIS 3.1 million (USD 0.72 million), excluding bonuses in an aggregate amount of approximately NIS 1.9 million (USD 0.44 million) paid to Messrs. Joseph and Zvi Williger, but including payments made to non-executive Directors as mentioned below. During the fiscal year of 2003, the aggregate direct compensation paid by the Company to its Directors and officers as a group was approximately NIS 3.1 million (USD 0.72 million), excluding bonuses in an aggregate amount of approximately NIS 1.2 million (USD 0.28 million) paid to Messrs. Joseph and Zvi Williger, but including payments made to non-executive Directors as mentioned below.

          Payments to non-executive Directors in the aggregate amount of approximately NIS 72 thousand (USD 17 thousand) were made for the fiscal year 2004. In 2003, payments to non-executive Directors in the aggregate amount of approximately NIS 56 thousand (USD 13 thousand) were made, and in 2002, payments to non-executive Directors in the aggregate amount of approximately NIS 46 thousand (USD 10 thousand) were made.

          The foregoing does not include amounts expended by the Company for motor vehicles made available to its officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other benefits commonly reimbursed and paid for by companies in Israel. The Company provides motor vehicles to key employees and certain officers, at the Company’s expense.

          See also Item 7, “Major Shareholders and Related Party Transactions – Related Party Transactions”.

Management Service Agreements

          As of June 1, 1998, the Company entered into management services agreements with companies controlled by each of Messrs. Joseph and Zvi Williger, respectively (collectively, the “Williger Management Companies”), pursuant to which Messrs. Joseph and Zvi Williger are to provide management services on behalf of the Williger Management Companies to the Company (the “Management Services Agreements”).

          The Management Services Agreements were for a period of four years commencing on June 1, 1998 (the “Management Services Period”), were automatically renewed on June 1, 2002 for two years and were automatically renewed for an additional period of two years in June 2004. The Company had the ability to terminate the Management Services Agreements only upon six months notice prior to the end of the Management Services Period or any extension thereof, as the case may be. In the event the Company would have terminated any of the Management Services Agreements prior to the expiration of the Management Services Period or any extension thereof, for any reason whatsoever, it would have been obligated to pay all amounts due under the respective Management Services Agreements through the expiration of the Management Services Period or any extension thereof, as the case may be.

          Each of the Management Services Agreements provides for monthly services fees equal to USD 24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company’s pre-tax annual profits, if such profits are equal to or less than NIS 3.0 million (approximately USD 0.7 million), or at a rate of 5% if such profits exceed such level. In the year ended December 31, 2004, the Company paid an amount of NIS 4.5 million (approximately USD 1.05 million) pursuant to the Management Services Agreements. The Management Services Agreements further provide that benefits in general, including the social benefits of Messrs. Joseph or Zvi Williger, and income tax payments, national insurance payments and other payments due by employees in respect of their employment, are to be paid for at the sole expense of the Williger Management Companies. The Williger Management Companies have undertaken to indemnify the Company with respect to any claims against the Company with respect to employer/employee relations. In addition, each of the Management Services Agreements includes confidentiality and non-competition provisions for the duration of the Management Services Period.

          On May 4, 2005 the Audit Committee and the Board of Directors of the Company decided to amend the Management Services Agreements. Mr. Zvi Williger is considered, for purpose of article 268 of the Israeli Companies Act 5759-1999 as the controlling shareholder of the Company.

          The amendments were approved unanimously by the Audit Committee and the Board of Directors and Messrs. Zvi Williger and Joseph Williger did not participate in the meetings of the Audit Committee and the Board of Directors. These amendments are subject to the approval of the Company’s shareholders at the General Meeting of Shareholders that will convene on July 20, 2005.

          The Management Services Agreements will be amended as follows:

(1)	The term of the Management Services Agreements were extended indefinitely, subject to clauses (2), (5) and (6) below.

(2)	Each of the parties to the Management Services Agreements may terminate the agreement at any time, and for any reason, by prior written notice, which will be delivered to the other party as follows:

—	The Company may terminate the agreement at any time, and for any reason, by prior written notice of at least 18 months.

—	Each Williger Management Company may terminate its agreement at any time, by prior written notice of at least 180 days.

(3)

The Company may waive receiving actual management services from the Williger Management Company during the prior notice period, but this will not eliminate its obligation to continue paying the Williger Management Company the management fees owed to the Williger Management Company until the termination of the prior notice period.

(4)

If it is a Williger Management Company which terminates the Management Services Agreement, the Williger Management Company will be entitled to receive the management fees for a period of six (6) months, which shall begin after the prior notice period, whether or not it provides the Company with any management services during such 6-month period.

(5)

In the event the Williger Management Company provides the management services to the Company without the presence of Messrs. Zvi Williger or Joseph Williger, as the case may be, and/or in the case of the death and/or permanent disability of Messrs. Zvi Williger or Joseph Williger, the Company will be entitled to terminate the Management Services Agreement immediately.

(6)

Both Messrs. Zvi Williger and Joseph Williger have agreed with the Company that if a liquidation order or receivership order is issued against a Williger Management Company which prevents the Williger Management Company from continuing to provide the management services according to the Management Services Agreement, they will immediately commence working for the Company in return for pay and social benefits costing the Company the same amount as the monthly management fees that the Company paid the Williger Management Company to that date, or alternatively, at their sole discretion, shall begin providing the Company with management services via another company owned and controlled by them under the conditions of the Management Services Agreement.

(7)

In addition, the Management Services Agreements contain provisions regarding the Company providing vehicles for the use of Messrs. Zvi Williger and Joseph Williger, and regarding full reimbursement (of an unlimited sum) of expenses incurred by Messrs. Zvi Williger and Joseph Williger while providing the management services to the Company, including reasonable lodging and travel expenses in Israel and abroad, phone expenses in their home and mobile phone expenses, including calls abroad related to providing the management services to the Company, subject to providing receipts.

(8)

Messrs. Zvi Williger and Joseph Williger were previously employees of the Company and were, according to their original employment contracts, entitled to the abovementioned benefits that are now accorded to the Williger Management Companies. Furthermore, in 1998 the Audit Committee, the Board of Directors and the General Meeting of the Shareholders of the Company authorized changes in the terms of employment of Messrs. Zvi Williger and Joseph Williger such that they ceased being employees of the Company and began providing management services to the Company via the Williger Management Companies in return for receiving management fees equal to the cost of employing them by the Company prior to the change. However, an error occurred in the Management Services Agreements and the provisions detailed above in subsection (7) were omitted from the agreements, but these benefits were not taken into account when calculating the cost to the Company of employing Messrs. Zvi Williger and Joseph Williger prior to the abovementioned change, and therefore were not included in the management fees to which their management companies were entitled according to the Management Services Agreement. Despite the omission from the Management Services Agreement, the Company continued, in practice, to provide Messrs. Zvi Williger and Joseph Williger with vehicles for their use and reimburse them for their expenses according to subsection (7) above.

          In August 2000, the Company entered into an employment agreement with Mr. Gil Hochboim, pursuant to which Mr. Hochboim has agreed to serve as the Chief Financial Officer of the Company. The agreement provides for a monthly salary of NIS 22,000 (approximately USD 5,024). In addition to this salary, Mr. Hochboim also receives the benefits customarily provided by the Company to its senior employees, including bonuses and the use of a vehicle.

Allocation of Management Time and Interests

          As of April 1, 1997, the Company and Willi-Food Investments Ltd. entered into an agreement pertaining to the allocation of corporate opportunities which may arise from time to time. The agreement provides that Willi-Food Investments will make available and provide a right of first refusal to the Company with regard to any corporate opportunity offered to Willi-Food Investments Ltd. which relates to the food business.

          On March 31, 2003, the Board of Directors of the Company authorized Willi-Food Investments Ltd. to participate in an import license lottery, provided that Willi-Food Investments Ltd. agrees that if it wins an import license it will: (i) coordinate with the Company the items of merchandise to be imported using the import license; (ii) in consideration for the transfer of the merchandise that is imported using the import license, the Company will sell the merchandise, retaining 20% of the selling price for itself and transferring the balance, if any, to Willi-Food Investments Ltd. The Board of Directors of the Company determined that this arrangement is not an extraordinary transaction. In 2004, the amount retained by the Company pursuant to this arrangement was NIS 453 thousand (USD 105 thousand).

          Mr. Joseph Williger serves as the chairman of the Board of Directors of Willi-Food Investments Ltd. and Mr. Zvi Williger serves as a director and a general manager of Willi-Food Investments Ltd. Messrs. Joseph and Zvi Williger own, through companies under their control, approximately 18% and 40% of Willi-Food Investments Ltd., respectively. Willi-Food Investments Ltd. is the controlling shareholder of the Company. See Item 7: “Major Shareholders and Related Party Transactions”.

Services to Willi-Food Investments Ltd.

          The Company has been providing certain services to Willi-Food Investments Ltd. on an on-going basis since the Company’s commencement of operations, including office space and certain management, financial and administrative services. On April 1, 1997, the Company entered into a service agreement with Willi-Food Investments, which become effective as of May 19, 1997, the effective date of the Company’s initial public offering. Pursuant to this agreement, Willi-Food Investments Ltd. is entitled to manage its operations from the Company’s executive offices in Yavne, including use of office facilities.

          The Company also agreed to provide Willi-Food Investments Ltd. with accounting and secretarial services. In consideration for the use of the Company’s facilities and such other services, Willi-Food Investments Ltd. agreed to pay the Company a monthly fee equal to NIS 5,350 (USD 1,240) plus VAT. This fee is payable quarterly and is linked to the Israeli CPI. The agreement is for an unlimited term, mutually terminable upon three months prior notice. The Company believes that the fees for these services and the terms of such agreement are no less favorable to it than could be obtained from an unaffiliated third party.

          C.       BOARD PRACTICES

Terms of Office

          Directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where Directors (who are not External Directors) are appointed by the Board of Directors, and their appointment is later ratified at the first meeting of the shareholders thereafter. Except for External Directors (as discussed below), Directors serve until the next annual general meeting of the shareholders.

Alternate Directors

          The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director. Under the Israeli Companies Law, the directors of the Company cannot appoint an incumbent director or an incumbent alternate director as an alternate director. The term of appointment of an alternate director may be for a specified period, or until notice is given of the termination of the specified period or of the appointment. To the Company’s knowledge, no director currently intends to appoint any other person as an alternate director, except if the director is unable to attend a meeting of the Board. A Director on a Board Committee may appoint anyone to be his Alternate subject to the potential alternate not being a member of such committee, and if the appointing Director is an External Director then the alternate must be an External Director having suitable financial and accountancy expertise or professional qualifications, as those of the appointing director. Except for the foregoing regarding a committee of the Board of Directors an External Director cannot appoint an alternate director.

Audit Committee

          Nasdaq Requirements

          The Company’s Ordinary Shares are listed for quotation on the Nasdaq Small Cap Market and we are subject to the rules of the Nasdaq Small Cap Market applicable to listed companies. Under the current Nasdaq rules applicable to the Company, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Rachel Bar-Ilan, Shai Bazak and David Weiss qualify as independent directors under the current Nasdaq requirements, and are members of the Audit Committee. The Company is a “Controlled Company” within the meaning of the Nasdaq rules since more than 50% of its voting power is held by Willi-Food Investments Ltd. As a Controlled Company, the Company is exempt from certain Nasdaq independence requirements such as the requirement that a majority of the Board of Directors be independent and the rules relating to independence of directors approving nominations and executive compensation.

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

External Directors under the Israeli Companies Law

          Under the Israeli Companies Law, Israeli companies whose securities are publicly traded are required to appoint at least two External Directors (the “External Directors”) elected at a general meeting of a company’s shareholders by a prescribed majority intended to allow non-affiliates to influence such election. The election of an External Director requires either a simple majority of a company’s shareholders attending and voting at the General Meeting, which majority includes at least one-third of the Non-Controlling Shareholders present and voting or that the votes against any External Director are less than 1% of the total voting rights in the Company. A “Controlling Shareholder” is defined in the Israeli Companies Law as a shareholder with the ability to control the actions of the company, whether by majority ownership or otherwise, and for the purpose of transactions with related parties, it may include a shareholder who holds at least 25% of the voting rights in the Company, provided that there is no other person who holds shares that have 50% or more of the voting rights in the Company.

          The Israeli Companies Law details certain standards for the independence of External Directors. They must be unaffiliated with the company on whose board they serve and such company’s principals. According to a recently adopted amendment to the Israeli Companies Law, at least one of the External Directors must have suitable financial and accountancy expertise and the rest of the External Directors must have professional qualifications. The professional qualifications and standards are to be determined in regulations, which have not yet been adopted. According to the Israeli Companies Law, the External Directors must be residents of Israel; however according to the Companies Regulations (Relief for Public Companies whose Shares are Registered for Trade Outside of Israel) 5760 – 2000 (the “Relief Regulations”), such requirement does not apply to a Foreign Traded company. If all members of the board of directors of a company are of the same sex, such company must appoint at least one External Director of the opposite sex. The External Directors are entitled to obtain all information relating to such company’s management and assets and to receive assistance, in special cases, from outside experts at the expense of the company. The law imposes an obligation on these directors to act to convene a meeting of a company’s board of directors upon becoming aware of matters that suggest infringements of law, neglect of good business practice or conduct by an Officer, which may result in a breach of duty of such Officer. An “Officer” is defined in the Israeli Companies Law as a director, managing director, chief business manager, executive vice president, vice president, other manager directly subordinate to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.

          An External Director shall be appointed for a period of three consecutive years and may be re-appointed for one additional three-year period only. Under the Israeli Companies Law, any committee of the board of directors to which the board of directors has delegated its powers in whole or in part, must include at least one External Director, and the audit committee must include all the External Directors.

          On May 5, 2001 the Company’s Board of Directors resolved, in accordance with the Relief Regulations, that Messrs. Doron Rubin and L. Mark Zell shall act as External Directors of the Company from that date for a three-year period. As of August 2002 Mr. Doron Rubin no longer served as a director of the Company. The Company appointed Mr. Shai Bazak as an External Director in August 2003. In May 2004, Mr. L. Marc Zell terminated his office. The Company appointed Mr. David Weiss as an External Director, as a member of the Audit Committee and an “audit committee financial expert” in August 2004.

          Under the Companies Law, Israeli companies whose securities are publicly traded are also required to appoint an internal auditor, in accordance with the proposal of the audit committee. The role of the internal controller is to examine, inter alia, whether the Company’s actions comply with the law, integrity and orderly business procedures. In November 1997, the Board of Directors of the Company, in accordance with the proposal of the Company’s audit committee, appointed Mr. Joshua Freund, CPA (Isr), as internal auditor of the Company.

Approval of Certain Transactions under the Israeli Companies Law

          In accordance with the Israeli Companies Law and the Company’s Articles of Association, the Company has agreed to indemnify and insure its directors and senior officers against certain liabilities, which they may incur in connection with the performance of their duties. Under the terms of such indemnification provisions, the Company may, to the extent permitted by law, indemnify an Officer for legal expenses incurred by him in connection with such indemnification. Since the Israeli Companies Law has changed since the Company agreed to the indemnification, it is necessary to completely restate the Company’s Articles of Association to reflect these changes and to provide for a revised elimination of the potential liability of the Company’s officers and a revised indemnification for the Company’s officers.

          On May 4, 2005, the Board of Directors and the Audit Committee of the Board of Directors approved the complete restatement of the Company’s Articles of Association. The complete restatement of the Company’s Articles of Association was necessary in order to conform the Company’s Articles of Association to the revised provisions of the Israeli Companies Law. The complete restatement of the Company’s Articles of Association is available for review on the Company’s website at www.willi-food.co.il commencing on July 6, 2005. The complete restatement of the Company’s Articles of Association is subject to the approval of the General Meeting of Shareholders that will convene on July 20, 2005.

          On May 4, 2005, the Board of Directors and Audit Committee of the Company voted to approve the elimination of the potential liability to the Company of the Company’s Officers, including the Controlling Shareholders (as such terms are defined in the Israeli Companies Law), which could arise from a breach of the duty of care (except in connection with Distribution as such term is defined in the Israeli Companies Law) owed to the Company by such persons in their capacity as Officers, and to approve an irrevocable indemnification of the Officers by the Company with respect to any liability or expense paid for by the Officer or that the Officer may be obligated to pay for, with regard to the matters set forth in the certificate attached as Exhibit A hereto. In light of the changes to the Israeli Companies law, such indemnification provisions are common in Israel. The elimination of the potential liability to the Company of the Company’s Officers and the irrevocable indemnification of the Officers by the Company is subject to the approval of the Shareholders of the Company at the General Meeting of Shareholders that will convene on July 20, 2005.

          The Israeli Companies Law requires disclosure by an Officer or by the Controlling Shareholders of the Company to the Company in the event that an Officer has a direct or indirect personal interest in transactions to which the Company intends to be a party.

          The Israeli Companies Law requires that certain transactions, actions and arrangements be approved, in certain cases, by the disinterested members of the audit committee of a company’s Board of Directors, and by the disinterested members of the Board of Directors itself. In certain circumstances, approval of the General Meeting of the Company’s Shareholders is also required. All of the External Directors must serve on the audit committee. The vote required by the audit committee and the Board of Directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

          Approval by the audit committee and/or the board is required for such matters as: (i) certain transactions to which the company intends to be a party and in which an Officer, a controlling shareholder and/or certain other parties (including affiliates of the aforementioned) have a direct or indirect personal interest, (ii) actions or arrangements which could otherwise be deemed to constitute a breach by an Officer of his or her fiduciary duty to the company, (iii) arrangements with directors as to the term of their service, (iv) arrangements with the controlling shareholder or its relatives as to the term of their service and/or employment (v) indemnification and/or exemption and/or insurance of Officers and/or holding such Officers harmless, and (vi) certain transactions defined in the Israeli Companies Law as extraordinary transactions (a transaction which is not in the ordinary course of business or is not at market conditions, or a transaction which is likely to have a material impact on the profitability, property or obligations of the company).

          Arrangements with directors regarding their service (including their indemnification and/or insurance and/or their being exempt), extraordinary transactions between a public company and controlling shareholders, a private placement as a result of which a shareholder becomes a controlling shareholder, or a private placement to a principal shareholder (a holder of 5% or more of a company’s issued share capital or voting rights) or due to which a shareholder will become a principal shareholder of at least 20% of the voting rights in the Company before such placement, the consideration for which is not in cash or not in traded securities or not in fair market value and, in certain circumstances, the matters enumerated above, may also require the Audit Committee and/or the Board shareholder approval.

          Directors with respect to whom the foregoing matters are brought for Board of Directors or Audit Committee approval are not entitled to be present during discussions of, nor to participate in the vote for approval of, such matters at Board and/or Audit Committee meetings, unless a majority of Audit Committee or Board members, as the case may be, have a personal interest in such matter or the matter involves non-extraordinary transactions between the company and either a Director or a third party in which a Director has a personal interest. The Companies Law further provides that in the event that a majority of board members have a personal interest in such a matter, it also requires shareholder approval.

          D.       EMPLOYEES

          For information regarding the Company’s employees see Item 4: “Information on the Company; Business Overview -- Employees”.

          E.       SHARE OWNERSHIP

          For information regarding the share ownership of Directors and officers of the Company see Item 7: “Major Shareholders and Related Party Transactions”.

Options

          As of June 27, 2005, there are no outstanding options to purchase ordinary shares of the Company.

Employee Share Option Plan

          In May 1997, the Board of Directors of the Company adopted an employee share option plan (“the 1996 Plan”), pursuant to which the Company granted options to purchase 180,000 ordinary shares to employees, officers, Directors and consultants of the Company and the subsidiary (including 160,000 options to related parties).

          Of the above, options to purchase 130,000 ordinary shares were granted to Mr. Joseph Williger and Mr. Zvi Williger at an exercise price equal to the nominal value per share NIS 0.10. The options were exercisable as to 20% every six-month anniversary from the date of grant, on a cumulative basis, during a period of five years. These options were exercised in January 2000.

          Options to purchase 35,000 ordinary shares were held by the Company’s officers and Directors (as a group) and options to purchase 15,000 ordinary shares were held by other employees. The options, granted as of the effective date of the Company’s initial public offering under the Company’s 1996 Share Option Plan, are generally exercisable during a five-year period commencing on the 24th anniversary from the date of grant, at an exercise price equal to the initial public offering price per share - USD 4.10 per share, which is equal to the fair market value of the shares on the date of the grant. On April 2004, Zvi Williger and Joseph Williger exercised 15,000 options each at an exercise price of USD 4.1 per share. The 1996 Plan was terminated on May 2004, and the remaining 20,000 options expired unexercised.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          A.       MAJOR SHAREHOLDERS

          The following table sets forth, as of June 27, 2005, the number of Ordinary Shares beneficially owned by (i) each shareholder known to the Company to own more than 5% of the Ordinary Shares and (ii) all directors and officers as a group:

Name and Address	Number of Ordinary Shares Beneficially Owned		Percentage of Ordinary Shares

Willi-Food Investments Ltd. (1)	6,231,415	(3)	72.33%

Joseph Williger (1)	6,231,415	(2)(3)	72.33%

Zvi Williger (1)	6,231,415	(2)(3)	72.33%

All directors and officers as a group (2 persons)	6,231,415	(2)(3)	72.33%

(1)

Willi-Food Investments Ltd.’s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi-Food Investments Ltd. are located at 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel.  The business address of each of Messrs. Joseph Williger and Zvi Williger is c/o the Company, 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel.

(2)

Includes 6,231,415 Ordinary Shares owned by Willi-Food Investments Ltd. Messrs. Zvi Williger and Joseph Williger serve as directors and executive officers of Willi-Food Investments Ltd. and of the Company. Under Israeli law, Mr. Zvi Williger is deemed to be the controlling shareholder of Willi-Food Investments Ltd. and has the ability to control the Company”s management and policies, including matters requiring shareholder approval such as the election of directors. Under Israeli law, Mr. Joseph Williger, who owns approximately 18% of the Ordinary Shares of Willi-Food Investments Ltd., is not deemed to be a member of a group with Mr. Zvi Williger or a controlling shareholder of the Company.

(3)

In connection with Willi-Food Investments Ltd.”s second public offering on the Tel Aviv Stock Exchange in October 1997, 1,700,000 of the Ordinary Shares of the Company held by Willi-Food Investments Ltd. have been pledged in favor of The Trust Company of the Invested Bank (Israel) as collateral to secure Willi-Food Investments Ltd.”s obligations and indebtedness to holders of its debentures, which are publicly traded on the Tel Aviv Stock Exchange. These debentures had an aggregate principal amount of NIS 2.8 million (approximately USD 0.6 million) at June 27, 2005.

          All of the shareholders of the Company (including Willi-Food Investments Ltd.) have the same number of votes for each ordinary share held.  Accordingly, Willi-Food Investments Ltd. does not have voting rights that are different from those of the Company’s other shareholders. The Company believes that 2,383,585 Ordinary Shares (approximately 27.67% of its outstanding Ordinary Shares) are held by persons who are not officers, directors or the owners of 10% of the Company’s outstanding Ordinary Shares.

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

          The employment agreements provide for each of the above-mentioned related parties monthly remuneration, in NIS, equal to USD 17,500 and an annual bonus for the 1997 fiscal year and thereafter of 3% of the Company’s pre-tax annual profits (if such profits are equal to or less then NIS 3 million, approximately USD 0.7 million), or 5% (if such profits exceed this level).  The agreements also provide for managers’ insurance, paid annual vacation, paid annual sick leave, social security, study fund, the use of a motor vehicle and reimbursement of expenses. In addition, the agreements include confidentiality undertakings and non-competition provisions.

          In June 1998 the Company entered into management service agreements with the above-mentioned related parties through Williger Management Companies. These agreements replaced the agreements entered into in April 1997.  The agreements are for a period of four years commencing June 1998, were renewed in June 2002 for two years and were automatically renewed in June 2004 for an additional period of two years.  The management fees are USD 24,500 a month to each of the Williger Management Companies. In addition, according to the agreements, each of the Williger Management Companies is entitled to an annual bonus as provided in the employment agreements for the year 1998 and thereafter, as described above.

          On May 4, 2005, the Audit Committee and the Board of the Company, resolved to amend the provisions of the two above-mentioned agreements. The amendments are subject to the approval by the shareholders of the Company at the General Meeting of Shareholders that will convene on July 20, 2005. Please refer to Item 6: “Directors, Senior Management and Employees; Compensation – Management Service Agreements” for more detail regarding the amendments.

          On April 1, 1997, the Company entered into an agreement with Willi-Food Investments Ltd., its parent company, pursuant to which the Company may lease office facilities and provide administrative services to its parent Company for a monthly charge of NIS 4,500 (USD 1,023) from June 1997 linked to the Israeli CPI of June 1997.  See Item 6: “Directors, Senior Management and Employees - Compensation of Directors and Officers” and “Management Services Agreements”.

          Regarding lease agreements with related parties – see Item 4: “Information on the Company -- Property plants and equipment”.

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

Guarantees and Pledges

          The Company guarantees, without limitation as to amount and for an unlimited period of time, 50% of the obligations of its wholly-owned subsidiary, Willi Frozen, both to Bank Leumi Le’Israel Ltd. and to the United Mizrahi Bank Ltd. As of December 31, 2004, Willi Frozen (previously Fanny Food Importing and Distribution (1996) Limited) had no obligations to such banks.

          The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary, W.F.D., to the United Mizrahi Bank Ltd. As of December 31, 2004, W.F.D. had no obligations to United Mizrahi Bank Ltd.

          The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary, Gold Frost, both to bank Leumi Le’Israel Ltd. and to the United Mizrahi Bank Ltd. As of December 31, 2003, Gold Frost had no obligations to such banks.

          Pursuant to a debenture issued to each of Bank Le’umi Le’Israel, Bank Mizrahi Ltd. and Bank Hapoalim Ltd., the Company has pledged all of its assets (including its outstanding share capital and good will of the Company) in favor of such banks to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company’s suppliers.  Bank Le’umi Le’Israel, Bank Mizrahi Ltd. and Bank Hapoalim Ltd. have agreed among them that the pledges subject to such debentures shall rank pari passu.

          The Company’s executive offices are leased from affiliated parties on terms no less favorable to it than could be obtained from an unaffiliated third party.  See Item 4: “Information on the Company”.

          B.       SIGNIFICANT CHANGES

          We are not aware of any significant changes bearing upon our financial condition since the date of the audited consolidated financial statements included in this annual report.

Legal Proceedings

1.

A lawsuit was filed against the Company in January 2004 by the State of Israel, alleging the engagement in storage activities of refrigerated food without a license. The Company has reached an understanding with the State’s attorney that if – by March 15, 2005 – it discontinues this activity the State would withdraw its charge. The Company has since complied with this understanding and it is therefore expected that the State will withdraw the charge.

2.

A lawsuit was filed in December 2001 against 29 importers/producers of food products, including the Company, for an amount totaling NIS 500 million ($116 million). Concurrently, the plaintiffs filed a request for an exemption from the court fee. Following the court’s rejection of the plaintiff’s request for the noted fee exemption and their failure to pay it the court dismissed the case.

In January 2004 the abovementioned plaintiffs filed a new lawsuit against the 29 noted importers/producers for NIS 1 billion ($232 million). Again, a request was made concurrently for an exemption from the court fee. The Company’s legal counsel believes that the plaintiff do not stand a reasonable chance for prevailing and until the fee issue is settled this matter should not be regarded as a real claim.

3.

A lawsuit was filed against the Company and a subsidiary in respect of their marketing and distribution of products manufactured by Arla. The plaintiffs allege that the defendants marketed products bearing a commercial tag in which the plaintiffs have rights. The plaintiffs request a court injunction prohibiting the Company and its subsidiary from marketing these products as well as an indemnification of NIS 100 thousand (USD 23 thousand). Concurrently, a counter claim was filed by Arla, alleging misrepresentation, breach of fiduciary duties, exceeding authorization and breach of its rights in an intellectual property On March, 2005 the court decided, in a temporary order, that the intellectual property rights of the above mentioned tags belong apparently to Arla, forbad the market products under those tags and instructed the plaintiff to collect products which were signed by those tags or commercial name from distributors. The Company committed itself to compensate the plaintiff regarding every damage derived from the temporary order. This Court’s decision limit probability that the lawsuit will be filled against the Company. It is impossible to quantify the damage to the plaintiffs due to the temporary order or to evaluate the Company’s exposure, but the Company believes that it may be insignificant.

          There are several other suits against the Company, however their sums are immaterial even if the plaintiffs win the suits.

          Other than as stated above, there are no pending or, to the Company’s knowledge, threatened legal proceedings, the outcome of which, in the Company’s view, would have a material adverse affect on the Company’s consolidated financial position.

          For information concerning taxes to which stockholders in the United States may be subject, see Item 10: “Additional Information – Taxes”.

ITEM 9.	THE OFFER AND LISTING

          A.       OFFER AND LISTING DETAILS

          The Company’s ordinary shares have been traded in the Nasdaq Stock Market (Small Cap) under the symbol WILCF since May 19, 1997.  The warrants that were issued as part of the Company’s’ initial public offering in May 1997 expired in May 2000.

          The following table sets forth for the periods indicated the closing representative high and low bid quotations of the Company’s ordinary shares as reported by Nasdaq and adjusted according to the split by bonus share which took place on December 2004. The bid quotations are expressed in United States dollars and are not adjusted for retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.

Calendar Period	Ordinary Shares

	High	Low

2005

First Quarter	8-15/32	3-22/36

Second Quarter*	6-13/128	4-45/128

2004

First Quarter	1-63/64	1-63/64

Second Quarter	2-11/16	1-29/32

Third Quarter	2-11/16	1-19/128

Fourth Quarter	4-3/64	2-71/128

2003

First Quarter	31/32	11/16

Second Quarter	7/8	5/8

Third Quarter	1-21/64	127/128

Fourth Quarter	1-101/128	25/64

2002

First Quarter	2	1-1/4

Second Quarter	1-21/64	1-1/32

Third Quarter	1-13/64	1-1/4

Fourth Quarter	1-1/4	59/128

* Until June 15, 2005

          The high and low bid quotations for the Company’s’ ordinary shares were 5-21/64 and 4-45/128 in May 2005, 6-13/128 and 4-87/128 in April 2005, 8-7/128 and 6-3/128 in March 2005, 8-15/32 and 4-101/128 in February 2005, 5-15/16 and 3-22/36 in January 2005.

          The high and low bid quotations for the Company’s’ ordinary shares were 4-3/64 and 1-19/128 in 2004; 1-101/128 and 5/8 in 2003; 2 and 59/128 in 2002;

          B.       PLAN OF DISTRIBUTION

          Not applicable.

          C.       MARKETS

          In May 1997, our ordinary shares began trading on the Nasdaq Small Cap Market under the symbol WILCF.

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

          C.       MATERIAL CONTRACTS

          For information with respect to the Company’s Material Contracts see Item 4 and Item 7.

          D.       EXCHANGE CONTROLS

          There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of our ordinary shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect, pursuant to which currency controls can be imposed by administrative action at any time and from time to time.

          E.       TAXATION

          The following is a summary of the material current tax laws of the State of Israel as they relate to the Company and its shareholders. The Israeli government implemented the recommendations, which concern certain tax reforms: a tax of 10–15% on gains from securities, savings, deposits and other investments (beginning January 2003); a personal tax system which will replace the territorial tax concept; a gradual reduction in the income tax rates (in 2008 a maximum 49% including payments to social security); a 25% tax on gains from mutual funds; a 25–50% on allocation of options to employees.

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

General Corporate Tax Structure

          In general, Israeli companies are subject to company tax at a rate of 35% (supposed to be reduced to 34% in 2005, to 32% in 2006, to 30% in 2007 and finally to 25% according to an announcement made lately by the Ministry of Finance) of taxable income.

          Since the tax year 1993, the regular rate of company tax to which Israeli companies were subject decreased by 1% each year until 1996 (i.e., from 39% in 1993 down to 36% in January 1, 1996). In 2004 the company’s tax was decreased to 35%.

Taxation under Inflationary Conditions

          Taxation under the Income Tax Law (Adjustment for Inflation), 1985 (the “Adjustment for Inflation Law”) was designed to neutralize the erosion of capital investments in businesses and to prevent tax benefits resulting from the deduction of inflationary financial expenses. The law applies a supplementary set of inflationary adjustments to the normal taxable profit computed according to regular historic cost principles.

          The Adjustment for Inflation Law introduced a special tax adjustment for the preservation of equity based on changes in the Israeli CPI whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets. Where shareholders’ equity, as defined in the Adjustment for Inflation Law, exceeds the depreciated cost of fixed assets, a tax deduction, which takes into account the effect of inflationary change on such excess, is allowed (up to a ceiling of 70% of taxable income for companies in any single tax year, with the unused portion permitted to be carried forward on a linked basis with no ceiling). If the depreciated cost of fixed assets exceeds shareholders equity, then such excess multiplied by the annual inflation charge is added to taxable income.

          Furthermore, subject to certain limitations, depreciations on fixed assets and losses carried forward are adjusted for inflation based on changes in the Israeli CPI (from the beginning of the 1982 fiscal year, and as of the 1985 fiscal year, with respect to equipment).

Capital Gains Tax and Taxation of Non-Residents

          Israeli law imposes a capital gains tax on the sale of capital assets, including securities held by the Company and shares of the Company sold by holders thereof. The law distinguishes between the ‘Real Gain’ and the ‘Inflationary Surplus,’ computed on the basis of the increase in the Israeli CPI between the date of purchase and the date of sale.

          Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the dollar instead of the Israeli CPI), while the Real Gain is added to ordinary income which is taxed at the applicable ordinary rates for individuals and 35% for corporations, while Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax.

          Under the provisions of the Convention between the Government of the State of Israel and the Government of the United States of America with Respect to Taxes on Income (the “US-Israel Tax Treaty”) which became effective as of January 1, 1995, capital gains realized by a US shareholder with respect to a disposition of ordinary shares will be exempt from Israeli capital gains tax, provided such shareholder holds less than 10% of the voting stock of the Company at any time during the 12-month period preceding such disposition. Israeli capital gains tax may also be applicable to purchasers of ordinary shares who are not residents of Israel or the United States, subject to the provisions of any applicable tax treaties.

          Non-residents of Israel are subject to income tax on income derived from sources in Israel. On the distribution of dividends other than bonus shares (stock dividends), income tax is withheld at source at the rate of 25%, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the US-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a resident of the United States, will be 25%.

          F.       DIVIDENDS AND PAYING AGENTS

          Not applicable.

          G.       STATEMENTS BY EXPERTS

          Not applicable.

          H.       DOCUMENTS ON DISPLAY

          We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

          As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, Directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

          (a) Disclosure Controls and Procedures.

          Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2004. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

          (b) Internal Control Over Financial Reporting.

          There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A. –	AUDIT COMMITTEE FINANCIAL EXPERT

          The Company’s Board of Directors has determined that David Weiss is the “audit committee financial expert” for the Company, as such term is defined in Item 16A of Form 20-F. Mr. Weiss serves on the Company’s Audit Committee of the Board of Directors.

ITEM 16B. –	CODE OF ETHICS

          On June 23, 2004 the Company’s Board of Directors adopted a Code of Ethics for the Company that applies to all Directors, officers and other employees of the Company. A copy of the Code of Ethics is available for review on the Company’s website at www.willi-food.co.il.

ITEM 16C. –	PRINCIPAL ACCOUNTANT FEES AND SERVICES

          Brightman Almagor & Co., independent certified public accountants and a Member Firm of Deloitte Touche Tohmatsu, have served as our independent public accountants for the year ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F.

          Brightman Almagor & Co charged the Company NIS 185 thousand (USD 42 thousand) for audit fees in 2004, and NIS 150 thousand (USD 34 thousand) for audit fees in 2003. There were no audit-related fees, tax fees or other fees billed to the Company in those years.

ITEM 16D. –	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. –	PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F–1.

ITEM 18.	[RESERVED]

ITEM 19.	EXHIBITS

Exhibit Number	Description

†1.1	Memorandum of Association of the Company, as amended (1)

1.2	Articles of Association of the Company, as amended(1)

2.1	Specimen of Certificate for ordinary shares (2)

4.1	Form of Employment Agreement with Mr. Zvi Williger (2)

4.2	Form of Employment Agreement with Mr. Joseph Williger (2)

4.3	Share Option Plan (2)

4.4	Management Agreement between Registrant and Yossi Willi Management Investments Ltd., dated June 1, 1998 (3)

4.5	Management Agreement between the Company and Zvi Israel and Partners Ltd., dated June 1, 1998 (3)

4.6	Lease of Company’s premises with Titanic Food Ltd., dated November 23, 1998 (3)

4.7	Services Agreement between the Company and Willi-Food Investments Ltd., dated April 1, 1997 (3)

8	Subsidiaries of the Company (2)

11	Code of Ethics (4)

12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

†	English translations from Hebrew original.

(1)	Incorporated by Reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.

(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.

(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

*	Filed Herewith

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

G. WILLI-FOOD INTERNATIONAL LTD.

INDEPENDENT AUDITORS’ REPORT
TO THE SHAREHOLDERS OF
G. WILLI-FOODS INTERNATIONAL LTD,

We have audited the accompanying consolidated balance sheets of G. Willi-Food International Ltd. (“the Company”) and its subsidiaries at December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2004 and 2003 and their consolidated results of operations and their consolidated cash flows for each of the three years in the period ended December 31, 2004, in conformity with Israeli generally accepted accounting principles. Such accounting principles, as applicable to these financial statements, are, in all material respects, substantially identical to U.S. generally accepted accounting principles, except as indicated in Note 13.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tomhatsu

Tel-Aviv, Israel
March 9, 2005

F – 2

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

		December 31,

	Note	2 0 0 4	2 0 0 3	2 0 0 4 (*)

		NIS		US dollars

		(in thousands)

ASSETS
Current assets
Cash and cash equivalents		55,831	12,463	12,960
Marketable securities		1,694	42,298	393
Trade accounts receivable		40,887	29,674	9,492
Receivables and other current assets	3	1,211	2,902	281
Inventories		27,139	18,823	6,301

Total current assets		126,762	106,160	29,427

Fixed assets	4
Cost		8,590	8,038	1,994
Less: accumulated depreciation and amortization		5,554	4,640	1,289

		3,036	3,398	705

Other assets, net	5	63	61	15

		129,861	109,619	30,147

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank borrowings		2,489	45	578
Trade accounts payable		19,066	16,110	4,426
Due to related parties		2,557	1,348	595
Payables and other current liabilities	6	6,664	4,796	1,547

Total current liabilities		30,776	22,299	7,146

Long-term liabilities
Accrued severance pay, net	7	185	170	43

Total long-term liabilities		185	170	43

Commitments and contingent liabilities	8

Shareholders’ equity	9
Share capital:
Ordinary shares NIS 0.10 par value (authorized – 50,000,000 shares, issued and outstanding – 8,615,000 shares at December 31, 2004; 8,555,000 shares at December 31, 2003)		1,502	514	349
Additional paid-in capital		19,704	19,704	4,574
Retained earnings		77,694	66,932	18,035

		98,900	87,150	22,958

		129,861	109,619	30,147

(*)	Convenience translation into U.S. dollars

The accompanying notes are an integral part of the financial statements.

F – 3

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,

	Note	2 0 0 4	2 0 0 3	2 0 0 2	2 0 0 4 (*)

		NIS			US dollars

		(in thousands, except for share data)

Sales	12	170,982	137,385	128,870	39,689

Cost of sales	12	130,292	110,160	101,126	30,245

Gross profit		40,690	27,225	27,744	9,444

Operating expenses:
Sales and marketing		15,632	11,662	10,024	3,629
General and administrative		9,134	8,335	8,199	2,121

Total operating expenses		24,766	19,997	18,223	5,750

Operating income		15,924	7,228	9,521	3,694

Financing income (expenses), net	12	1,121	4,336	(239)	260

Other income, net		34	101	29	8

Pre-tax income		17,079	11,665	9,311	3,962

Income taxes	10	5,886	2,889	2,254	1,366

Net income		11,193	8,776	7,057	2,596

Earnings per share (EPS)
Basic		1.3	1.03	0.82	0.30

Fully diluted		1.3	1.03	0.82	0.30

Shares used in computation of basic EPS		8,600,000	8,555,000	8,555,000	8,600,000

Shares used in computing fully diluted EPS		8,600,000	8,555,000	8,555,000	8,600,000

(*)  Convenience translation into U.S. dollars

The accompanying notes are an integral part of the financial statements.

F – 4

G. WILLI-FOOD INTERNATIONAL LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of ordinary shares	Share capital	Additional paid-in capital	Retained earnings	Total shareholders’ equity

		NIS

		(in thousands)

Balance – January 1, 2002	8,555,000	514	19,704	51,099	71,317

Net income for the year	–	–	–	7,057	7,057

Balance – December 31, 2002	8,555,000	514	19,704	58,156	78,374

Net income for the year	–	–	–	8,776	8,776

Balance – December 31, 2003	8,555,000	514	19,704	66,932	87,150

Exercise of stock options	60,000	557	–	–	557

Share dividend	–	431	–	(431)	–

Net income for the year	–	–	–	11,193	11,193

Balance – December 31, 2004	8,615,000	1,502	19,704	77,694	98,900

The accompanying notes are an integral part of the financial statements.

F – 5

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2	2 0 0 4 (*)

	NIS			US dollars

	(in thousands)

CASH FLOWS – OPERATING ACTIVITIES

Net income	11,193	8,776	7,057	2,596

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	1,056	956	906	246
Deferred income taxes	(689)	355	(101)	(160)
Gain on disposition of fixed assets	(35)	(97)	(29)	(8)
Unrealized gain on marketable securities	(440)	(3,547)	(545)	(102)

Changes in assets and liabilities:

Decrease (increase) in:
Trade accounts receivable	(11,213)	(5,562)	(285)	(2,602)
Receivables and other current assets	1,789	264	1,883	416
Inventory	(8,316)	(2,518)	3,864	(1,930)
Increase in:
Trade accounts payable	2,956	4,959	(3,886)	686
Payables and other current liabilities	3,666	1,840	290	851
Accrued severance pay, net	15	7	3	3

Net cash provided by (used in) operating activities	(18)	5,433	9,157	(4)

(*)  Convenience translation into U.S. dollars

The accompanying notes are an integral part of the financial statements.

F – 6

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Continued)

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2	2 0 0 4 (*)

	NIS	NIS	NIS	US dollars

	(in thousands)

CASH FLOWS – INVESTING ACTIVITIES

Proceeds from realization (purchase) of marketable securities, net	41,044	(17,607)	(5,805)	9,527
Additions to fixed assets	(694)	(2,030)	(1,091)	(161)
Proceeds on disposition of fixed assets	35	573	257	8

Net cash provided by (used in) investing activities	40,385	(19,064)	(6,639)	9,374

CASH FLOWS – FINANCING ACTIVITIES

Receipt of loans	–	–	98	–
Repayment of loans	(45)	(53)	–	(10)
Short-term bank borrowings, net	2,489	(1,008)	(1,244)	578
Proceeds from stock options exercise	557	–	–	129

Net cash provided by (used in) financing activities	3,001	(1,061)	(1,146)	697

Net change in cash and cash equivalents	43,368	(14,692)	1,372	10,067

Cash and cash equivalents at beginning of year	12,463	27,155	25,783	2,893

Cash and cash equivalents at end of year	55,831	12,463	27,155	12,960

Supplemental cash flow information:

Cash paid during the period for:
Interest	10	50	54	2
Taxes	2,664	2,985	3,355	618

(*) Convenience translation into U.S. dollars

The accompanying notes are an integral part of the financial statements.

F – 7

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	GENERAL

	A.	G. Willi-Food International Ltd. (“the Company”) was incorporated in Israel in January 1994 and is engaged in one operating segment: import, marketing and distribution of food products in the country.

The Company is a subsidiary of Willi-Food Investments Ltd. (“the parent company”). The shares of the parent company are registered for trade on the Tel-Aviv Stock Exchange.

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES

	A.	Accounting principles

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

	C.	Ceasing the adjustment of financial statements and financial reporting in “reported amounts”

(1) Definitions

Adjusted amount – nominal, historical amount that was adjusted by the consumer-price index (CPI) of December 2003, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.

Reported amount – an adjusted amount plus a nominal increment added subsequent to December 31, 2003 and net of amounts subsequently deducted.

(2)

Accounting Standard No.12 (“Cessation of Financial Statement Adjustment”) went into effect on January 1, 2004, following which the Company ceased the adjustment of its financial statements based on the changes in the general purchasing power of the Israeli currency. Starting in 2004 the Company’s financial statements are prepared in “reported amounts”. The data included in the financial statements relating to dates and periods up to, and including, December 31, 2003, are stated in adjusted amounts.

The reported and/or adjusted amounts of non-monetary items reflect their cost in terms of reported amounts or those adjusted to the changes in the CPI up to December 2003 and they do not necessarily reflect their market value or value to the business.

F – 8

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	C.	Ceasing the adjustment of financial statements and financial reporting in “reported amounts” (Cont.)

		(3)	Method for determining “reported amounts” in the 2004 annual financial statements:

Balance sheet:

			—	Monetary items (those whose balance-sheet amounts reflect updated or realizable value on the balance-sheet date) have been included at their nominal values at the balance-sheet date.
			—	Non-monetary items have been included based on their adjusted amount plus nominal amounts added, and less any amounts deducted, in the reported period.
			—	Investments in investees and minority interest in subsidiaries have been included on the basis of these companies’ financial statements in “reported amounts”.

Statement of operations:

			—	Income and expenses, including financing, have been included at their nominal values.
			—	Income and expenses stemming from non-monetary items (mainly depreciation and changes in inventory) have been computed concurrently with the determination of their corresponding balance-sheet amounts.
			—	The Company’s share and minority interest on the results of the investees have been determined on the basis of these companies’ financial statements in “reported amounts”.

		(4)	Method for determining “adjusted amounts” in prior years’ annual financial statements:

			a)	Balance sheet

—

Non-monetary items (those whose balance-sheet amounts reflect historical values or values at acquisition or creation) have been adjusted by the changes in the CPI from acquisition or creation date up to the CPI of December 2003.

—

Monetary items (those whose balance-sheet amounts reflect updated or realizable values on the balance-sheet date are presented in the adjusted balance sheet at December 31, 2003 at their nominal values at that date.

F – 9

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	C.	Ceasing the adjustment of financial statements and financial reporting in “reported amounts” (Cont.)

		(4)	Method for determining “adjusted amounts” in prior years’ annual financial statements (Cont.):

			b)	Statement of operations:

—

Income and expenses reflecting transactions, other than financing, have been adjusted by the changes in the CPI from payment/transaction date up to December 2003, with the erosion of the monetary balances relating to those transactions included in financing.

				—	Income and expenses stemming from non-monetary items (mainly depreciation and changes in inventory) have been adjusted concurrently with the corresponding balance-sheet items.

				—	Financing income and expenses reflect real income and expense items, after having given consideration to the erosion of monetary items during the year.

	D.	Exchange rates and linkage

Assets and liabilities in, or linked to, foreign currency are included on the basis of the representative exchange rate prevailing at the applicable balance sheet date. Representative rates of exchange for the U.S. dollar were as follows:

December 31, 2004	– NIS 4.308
December 31, 2003	– NIS 4.379
December 31, 2002	– NIS 4.737

CPI-linked balances are stated using the specific index to which the balances are linked.

E.	Convenience translation

The adjusted financial statements as of December 31, 2004 and for the year then ended have been translated into United States dollars using the representative exchange rate at December 31, 2004 as published by the Bank of Israel (US$ 1.00 = NIS 4.308). The translation was made solely for the convenience of readers in the United States.

F – 10

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	E.	Convenience translation (Cont.)

It should not be construed that the translated dollar figures actually represent, or could be converted into, US dollars.

	F.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All significant inter-company transactions and balances are eliminated upon consolidation.

	G.	Cash equivalents

Cash equivalents include short-term, highly liquid investments that are readily convertible into cash with original maturities of three months or less.

	H.	Marketable securities

Marketable securities are classified as “trading” and are stated at market value.

	I.	Allowance for doubtful accounts

The allowance has been computed on the basis of specific accounts receivable.

	J.	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the “first-in-first-out” method.

	K.	Fixed assets

Fixed assets are stated at cost, with depreciation computed by the straight-line method over the assets’ estimated useful lives, as follows:

Years

Motor vehicles	5–6.7
Office furniture and equipment	6.7–16
Computers and peripheral equipment	3–5

Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease, or the estimated useful life of the improvements.

The Company periodically assesses the recoverability of the carrying amount of its fixed assets based on expected undiscounted cash flows. If an asset’s carrying amount is not expected to be recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”).

F – 11

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	L.	Deferred income taxes

Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements, and for tax purposes at the tax rates expected to be in force when these differences reverse, in accordance with SFAS No. 109 (“Accounting for Income Taxes”).

	M.	Revenue recognition

The Company recognizes revenue upon the shipment of its products to the customer provided that persuasive evidence of an arrangement exists, title has transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations.

The Company grants its customers a right to return the products, with the corresponding provision recorded for the estimated future product returns, based on the Company’s experience.

	N.	Customer incentives

The Company is obligated to pay incentives to certain customers based on the volume of sales in excess of a certain amount. The incentive is computed as a percentage of the annual volume and is generally paid at the beginning of each year in respect of the previous year. In accordance with Emerging Issues Task Force (EITF) No. 01-9, “Accounting for Consideration Given by a Supplier to a Customer (Including a Reseller of the Vendor’s Products)”, the Company presents its revenues as net of such incentives, calculated based on the volume of sales.

	O.	Earnings per share

Basic and fully diluted net earnings per share have been computed in accordance with Opinion No. 55 of the Institute of Certified Public Accountants in Israel (ICPAS), which, as it relates to these financial statements, is consistent with SFAS No. 128 (“Earnings per Share”), using the weighted average number of ordinary shares outstanding. Basic earnings per share are computed by using the weighted average number of shares outstanding. Fully diluted earnings per share are computed by using the weighted average number of outstanding shares adjusted for the incremental shares attributed to outstanding options to purchase ordinary shares. A total of 50,000 incremental shares were excluded from the calculation of fully diluted earning per share for 2003 and 2002. During 2004, 30,000 of the above were exercised where the remaining 20,000 expired. Accordingly, the former were included in the calculation for basic and fully diluted earning per share and the latter were excluded from it (see Note 9).

	P.	Impact of recently-issued accounting standards

In November 2004 the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing”, which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. The Company is assessing the impact of the adoption of this Standard, and currently estimates that its adoption is not expected to have a material effect on the Company’s financial position and results of operations.

F – 12

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	P.	Impact of recently-issued accounting standards (Cont.)

In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share Based Payments” (“SFAS 123(R)”). This Statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its authoritative interpretations. SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

SFAS 123(R) eliminates the alternative to use APB 25’s intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

The provisions of SFAS 123(R) apply to all awards to be granted by the Company after June 30, 2005 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123(R), in the third quarter of 2005, the Company will be required to elect between using either the “modified prospective method” or the “modified retrospective method”. Under the modified prospective method, the Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date.

Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

Management has recently commenced identifying the potential future impact of applying the provisions of SFAS 123(R), including each of its proposed transition methods, yet is currently unable to fully quantify the effect of this Standard on the Company’s future financial position and results of operations. Nonetheless, it is expected that the adoption of SFAS 123(R) will increase the stock-based-award expenses the Company is to record in the future in comparison to the expenses recorded under the guidance currently applied by the Company.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets an amendment of APB No. 29”. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted.

F – 13

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 –	RECEIVABLES AND OTHER CURRENT ASSETS

	December 31,

	2 0 0 4	2 0 0 3	2 0 0 4 (*)

	NIS	NIS	US dollars

	(in thousands)

Tax authorities	–	1,906	–
Deferred income taxes	98	–	23
Advances to suppliers	740	581	172
Value-added tax	72	168	17
Prepaid expenses	261	207	61
Accrued interest	40	40	8

	1,211	2,902	281

(*) Convenience translation into U.S. dollars

NOTE 4 –	FIXED ASSETS

Comprised as follows:

	December 31,

	2 0 0 4	2 0 0 3	2 0 0 2 (*)

	NIS	NIS	US dollars

	(in thousands)

Cost:
Motor vehicles	6,168	5,741	1,431
Computers and peripheral equipment	1,345	1,243	312
Office furniture and equipment	766	743	178
Leasehold improvements	311	311	73

	8,590	8,038	1994

Accumulated depreciation and amortization:
Motor vehicles	3,685	3,022	855
Computers and peripheral equipment	1,123	985	261
Office furniture and equipment	516	442	120
Leasehold improvements	230	191	53

	5,554	4,640	1,289

(*) Convenience translation into U.S. dollars

NOTE 5 –	OTHER ASSETS, NET

As of December 31, 2004 and 2003 the Company’s other asset’s consisted solely of deferred income taxes.

NOTE 6 –	PAYABLES AND OTHER CURRENT LIABILITIES

Comprised as follows:

	December 31,

	2 0 0 4	2 0 0 3	2 0 0 4 (*)

	NIS		US dollars

	(in thousands)

Customer advances	613	1,421	142
Accrued expenses	1,015	1,306	236
Payroll-related amounts	760	693	176
Deferred income taxes	–	589	–
Tax authorities	4,276	729	993
Other	–	58	–

	6,664	4,796	1,547

(*) Convenience translation into U.S. dollars

F – 14

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 –	ACCRUED SEVERANCE PAY, NET

The Company’s obligation for severance pay is calculated in accordance with the Israeli Severance Pay Law, 1963, and is based on the most recent monthly salary and the length of employment in the Company. The obligation is covered by a balance-sheet accrual and by amounts funded with insurance policies not under the Company’s custody.

Severance pay expenses for 2004, 2003 and 2002 were NIS 306 thousand ($71 thousand), NIS 271 thousand and NIS 216 thousand, respectively.

The total value of the insurance policies at December 31, 2004 and 2003 and 2003 was NIS 560 thousand ($130 thousand), NIS 488 thousand and NIS 399 thousand, respectively.

The Company has no liability for pension expenses to its employees.

NOTE 8 –	COMMITMENTS AND CONTINGENT LIABILITIES

	A.	Contingent liabilities and guarantees

The Company is contingently liable in respect of documentary letters of credit from banks and suppliers’ credit guaranteed by banks for the import of food products totaling, at December 31, 2004, NIS 14,857 thousand ($3.4 million).

	B.	Credit risk

Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables. A major portion of the Company’s sales was to a limited number of customers (see Note 12A). The Company, which generally does not require security from those customers, maintains an allowance for doubtful accounts, based upon factors regarding the credit risk of specific customers, historical trends and other information, which management believes adequately covers all anticipated losses in respect of trade receivables.

	C.	Supply of products

As of December 31, 2004, the Company was not dependent on any given supplier in respect of all its products. However, termination of the Company’s business relationships with certain suppliers and/or a material adverse change in the terms at which it purchases products from certain suppliers may have a material adverse effect on the Company’s financial results. There can be no assurance that alternative source of supply, if required, will be readily available nor can there be any assurance as to purchase terms.

	D.	Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, current accounts receivable, short-term borrowings, accounts payable and accruals.

In view of their nature, the fair value of the financial instruments, included in working capital, is usually identical or close to their book value.

F – 15

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

	E.	Lease commitments

The premises of the Company and its subsidiaries are rented under various operating lease agreements with related parties for various periods through 2006 (including renewal options). Future aggregate minimum annual rental payments, pursuant to existing lease commitments in effect on December 31, 2004, follow:

	NIS	US dollars (*)

	(in thousands)

2005	1,852	430
2006 and thereafter	1,934	449

	3,786	879

(*) Convenience translation into U.S. dollars

Total rent expenses for 2004, 2003 and 2002 were NIS 1,833 thousand ($425 thousand), NIS 1,837 thousand and NIS 1,932 thousand, respectively.

F.	Claims

1.

A lawsuit was filed against the Company in January 2004 by the State of Israel, alleging the operation of storage of refrigerated food without a license. The Company has reached an understanding with the State’s attorney that if by March 15, 2005, it discontinues this activity the State would withdraw its charge. The Company has since complied with this understanding and it is therefore expected that the State will withdraw the charge.

2.

A lawsuit was filed in December 2001 against 29 importers/producers of food products, including the Company, for an amount totaling NIS 500 million ($116 million). Concurrently, the plaintiffs filed a request for an exemption from the court fee. Following the court’s rejection of the plaintiffs’ request for the fee exemption and their failure to pay it, the court dismissed the case.

In January 2004 the abovementioned plaintiffs filed a new lawsuit against the 29 noted importers/producers for NIS 1 billion ($232 million). Again, a request was made concurrently for an exemption from the court fee. The Company’s legal counsel believes that the plaintiff do not stand a reasonable chance for prevailing and until the fee issue is settled this matter should not be regarded as a real claim.

3.

A lawsuit was filed against the Company and a subsidiary in respect of their marketing and distribution of products manufactured by Arla. The plaintiffs allege that the defendants marketed products bearing a commercial tag in which the plaintiffs have rights. The plaintiffs request a court injunction prohibiting the Company and its subsidiary from marketing these products as well as an indemnification of NIS 100 thousand. Concurrently, a counter claim was filed by Arla, alleging misrepresentation, breach of fiduciary duties, exceeding authorization and breach of its rights in an intellectual property. Since negotiations between the parties is currently underway, it was agreed that the 30 days available for filing the defense motions by the Company and its subsidiary would begin on the date when the plaintiff’s attorney informs the two companies in writing on the outcome of the negotiations. The Company’s legal counsel believes that, at this stage, it is not possible to assess the outcome of the proceedings.

F – 16

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

	G.	Liens

The Company has registered fixed and floating liens in favor of banks on its assets and insurance rights and a fixed lien, unlimited in amount, on its share capital and goodwill.

	H.	Related parties

As of June 1, 1998, the Company entered into certain management services agreements with certain companies controlled by each of Messrs. Joseph and Zvi Williger, respectively (collectively, the “Williger Management Companies”), pursuant to which Messrs. Joseph and Zvi Williger are to provide management services on behalf of the Williger Management Companies to the Company (the “Management Services Agreements”).

The Management Services Agreements were for a period of four years commencing on June 1, 1998 (the “Management Services Period”), were automatically renewed on June 1, 2002 for two years and were automatically renewed for an additional period of two years in June 2004.

1.

Each of the Management Services Agreements provides for monthly services fees equal to USD 24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company’s pre-tax annual profits, if such profits are equal to or less than NIS 3.0 millions (approximately USD 0.7 millions), or at a rate of 5% if such profits exceed such level.

2.

On April 1, 1997, the Company entered into an agreement to provide the parent company administrative services pursuant to which the Company may provide office facilities leased by the parent company for a monthly fee of NIS 5,350 ($1,242) from June 1997 linked to the Israeli CPI of June 1997.

		3.	Lease agreement with related parties – see E above.

NOTE 9 –	SHAREHOLDERS’ EQUITY

	A.	The Company’s shares are traded on the NASDAQ.

B.

As of December 31, 2003, 50,000 stock options were outstanding and exercisable, at an exercise price of $4.1 per share. In April 2004, 30,000 of the above were exercised, by related parties, for a total consideration of NIS 557 thousand. The remaining 20,000 stock options expired in May 2004.

	C.	In December 2004, the Company declared a share dividend of 1 ordinary share for each outstanding ordinary share (an aggregate of 4,307,500 ordinary shares).

All shares and per share amounts in the financial statements have been retroactively restated to reflect the aforementioned share dividend for all periods presented.

	D.	In February 2005, the Company’s authorized share capital was increased by 40,000,000 shares of NIS 0.1 par value, from 10,000,000 to 50,000,000 shares.

F – 17

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 –	INCOME TAXES

Taxation under various laws

The Company is assessed under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, pursuant to which the results for tax purposes are measured in real terms in accordance with changes in the Israeli CPI.

Provision for income taxes – consolidated:

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2	2 0 0 4 (*)

	NIS			US dollars

	(in thousands)

Current taxes	6,575	2,562	2,246	1,526
Erosion of tax advances	–	(29)	109	–
Deferred income taxes	(689)	356	(101)	(160)

	5,886	2,889	2,254	1,366

Deferred income taxes

Composition:

	December 31,

	2 0 0 4	2 0 0 3	2 0 0 4 (*)

	NIS		US dollars

	(in thousands)

Included in other assets:
Accrued severance pay	63	61	15

Included in current assets (liabilities):
Marketable securities	49	(656)	11
Inventory	–	11	–
Accrued vacation pay	47	56	11
Allowance for doubtful accounts	2	–	1

	161	(528)	38

(*) Convenience translation into U.S. dollars

F – 18

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 –	INCOME (TAXES ON Cont.)

Reconciliation

The following is a reconciliation of the income taxes assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the actual taxes on income, in the statement of operations:

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2	2 0 0 4 (*)

		NIS		U.S. dollars

	(in thousands)

Income before taxes on income	17,079	11,665	9,311	3,964

Statutory tax rates	35%	36%	36%	35%

Provision computed by ordinary rates	5,978	4,199	3,352	1,388

Increase (decrease) in provision due to:
Tax-exempt income	(16)	(53)	(255)	(4)
Erosion of tax prepayments	–	(18)	70	–
Non-deductible expenses	30	22	42	7
Utilization of tax loss carryforwards for which deferred taxes were not previously recorded	–	(750)	(909)

Effect of decrease in tax rate on deferred taxes assets	(15)	–	–	(3)
Differences in the definition of Capital and non-monetary items for tax purposes and financial reporting purposes	(263)	(402)	–	(61)

Other	172	(109)	(46)	39

	(92)	(1,310)	(1,098)	(21)

	5,886	2,889	2,254	1,366

Tax assessments

The Company has not yet been assessed for income tax purposes since its inception.

NOTE 11 –	TRANSACTIONS WITH RELATED PARTIES

	A.	Balances with related parties

	December 31,

	2 0 0 4	2 0 0 3	2 0 0 4 (*)

	NIS		US dollars

	(in thousands)

Due to managers (shareholders in the parent company)	1,929	1,324	448
Parent company	628	24	146

(*)	Convenience translation into U.S. dollars

F – 19

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 –	TRANSACTIONS WITH RELATED PARTIES (Cont.)

	B.	Transactions with related parties

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2	2 0 0 4 (*)

	NIS			US dollars

	(in thousands)

Management fees	4,531	3,822	3,794	1,051
Rent expenses	1,833	1,837	1,815	425
Participation in expenses	(64)	(64)	(63)	(15)

For other transactions with related parties, see Note 9.

NOTE 12 –	SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	A.	Classification of major customers

Percentage of revenues from customers constituting 10% or more of revenues:

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

	%

Customer A	22	18	27
Customer B	6	14	8
Customer C	11	7	6

B.	Cost of sales

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2	2 0 0 4 (*)

	NIS			US dollars

	(in thousands)

Purchases	132,192	106,284	92,112	30,685
Decrease (increase) in inventory	(8,316)	(1,312)	3,865	(1,930)
Transportation and rent	4,872	3,952	3,831	1,131
Other	1,544	1,236	1,318	358

	130,292	110,160	101,126	30,244

(*)	Convenience translation into U.S. dollars

F – 20

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 –	SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Cont.)

	C.	Financial income (expenses), net

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2	2 0 0 4 (*)

	NIS			US dollars

	(in thousands)

Financing expenses:
Interest and charges on short-term borrowings	(776)	(678)	(298)	(180)
Inflationary erosion of the Israeli currency	–	(83)	(105)	–

	(776)	(761)	(403)	(180)

Financing income:
Interest income (expenses)	1,457	1,551	(703)	338
Realized gains on derivative financial instruments	–	–	323	–
Gain from marketable securities	440	3,546	544	102

	1,897	5,097	164	440

Financing income (expenses), net	1,121	4,336	(239)	260

NOTE 13 –	DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

A.

In accordance with Israeli GAAP, the Company’s financial statements are denominated in “reported amounts” (also see Note 3). Such accounting principle is considered a more meaningful presentation than financial reporting based on nominal historical cost. Accordingly, the Company is not required to eliminate the effect of historic price level changes in a reconciliation to U.S. GAAP.

B.

In accordance with U.S. GAAP, SFAS No. 115, changes in trading securities should be presented in the statement of cash flows as part of the operating activities. The following table provides a reconciliation of the Statements of Cash flows for 2004, 2003 and 2002 in accordance with U.S. GAAP:

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2	2 0 0 4 (*)

	NIS			US dollars

	(in thousands)

Net cash provided by operating
activities before adjustment	(18)	5,433	9,157	(4)
Adjustment	41,044	(17,607)	(5,805)	9,527

Net cash provided by (used in)
operating activities after adjustment	41,026	(12,174)	3,352	9,523

Net cash used in
investing activities before adjustment	40,385	(19,064)	(6,639)	9,374
Adjustment	(41,044)	17,607	5,805	(9,527)

Net cash used in investing
activities after adjustment	(659)	(1,457)	(834)	(153)

(*)	Convenience translation into U.S. dollars

F – 21

SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

	By:	/s/ Joseph Williger

Joseph Williger
Chief Executive Officer
Date: June 30, 2005

EXHIBIT INDEX

Exhibit Number		Description

†	1.1	Memorandum of Association of the Company, as amended (1)

	1.2	Articles of Association of the Company, as amended (1)

	2.1	Specimen of Certificate for ordinary shares (2)

	4.1	Form of Employment Agreement with Mr. Zvi Williger (2)

	4.2	Form of Employment Agreement with Mr. Joseph Williger (2)

	4.3	Share Option Plan (2)

	4.4	Management Agreement between Registrant and Yossi Willi Management Investments Ltd., dated June 1, 1998 (3)

	4.5	Management Agreement between the Company and Zvi Israel and Partners Ltd., dated June 1, 1998 (3)

	4.6	Lease of Company’s premises with Titanic Food Ltd., dated November 23, 1998 (3)

	4.7	Services Agreement between the Company and Willifood Investments Ltd., dated April 1, 1997 (3)

	8	Subsidiaries of the Company (2)

	11	Code of Ethics (4)

	12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

	12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

	13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

	13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

†	English translations from Hebrew original.

(1)	Incorporated by Reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.

(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.

(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

*	Filed herewith.