Form 20-F
period 2005-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2006-05-31
CIK 1030997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

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

        The registrant had 8,615,000 outstanding ordinary shares, NIS 0.10 nominal value per share as of December 31, 2005.

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934.

Yes ☐ No ☒

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

        Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

PRESENTATION OF INFORMATION

In this Annual Report, references to the “Company”, “we” and “us” refer to G. Willi-Food International Ltd. and its consolidated subsidiaries.

The Company presents its consolidated financial statements in New Israeli Shekels, the currency of the State of Israel. Unless otherwise specified or the context otherwise requires, references to “$", “US$", “Dollars”, “USD” and “U.S. Dollars” are to the United States Dollars and references to NIS are to New Israeli Shekels.

Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. Dollars or NIS as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of NIS into U.S. Dollars have been made at the rate of NIS 4.603 = $ 1.00, the representative exchange rate on December 31, 2005.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company,” “Dividends,” “Operating and Financial Review and Prospects,” and “Quantitative and Qualitative Disclosures about Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation:

—	changes affecting currency exchange rates, including the NIS/U.S. Dollar exchange rate,
—	payment default by any of our major clients,
—	the loss of one of more of our key personnel,
—	changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products,
—	termination of arrangements with our suppliers, in particular Arla Foods amba,
—	loss of one or more of our principal clients,
—	increasing levels of competition in Israel and other markets in which we do business,
—	changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets,
—	our inability to accurately predict consumption of our products,
—	product liability claims,
—	our inability to continue to meet the Nasdaq listing requirements.

The Company is under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. See Item 3: “Key Information-Risk Factors” and Item 5: “Operating and Financial Review and Prospects – Results of Operations”.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIME TABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following selected consolidated financial data should be read together with Item 5: “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2005 and 2004 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2005, 2004 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this Form 20-F, which have been prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”). Israeli GAAP, as applicable to the financial statements are, in all material respects, substantially identical to generally accepted accounting principles in the United States (“U.S. GAAP”), except for the accounting recognition of the effects of inflation on the financial statements, which was applicable until December 2003 (see Note 2C of the Notes of the Company’s consolidated financial statements), and except for presentation of cash flows. Reference is made to Notes 2 and 14 of the Notes of the Company’s consolidated financial statements for a description of the significant differences between Israeli GAAP and U.S. GAAP.

        The selected consolidated balance sheet data as of December 31, 2005 and 2004 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2005, 2004 and 2003 have been audited by Brightman Almagor & Co., an independent registered public accounting firm, and a Member Firm of Deloitte Touche Tohmatsu. Their report appears in Item 18 in this Form 20-F. The selected consolidated balance sheet data as of December 31, 2003, 2002 and 2001 and the selected consolidated statements of operations data for the years ended December 31, 2002 and 2001 have been derived from our audited consolidated financial statements which are not included in this Form 20-F. Historical financial results may not be indicative of our future performance and interim results may not be reflective of the results for the fiscal year.

        The Company maintains its accounts and presents its financial statements in New Israeli Shekels, by reported amounts which, until December 31, 2003, were adjusted to the Israeli Consumer Price Index (“CPI”) and, based on accounting standard No. 12 (“Cessation of Financial Statement Adjustment”) which went into effect on January 1, 2004, the Company ceased to adjust its financial statements based on the changes in the general purchasing power of the Israeli currency commencing January 1, 2004. As such, starting in 2004 the Company’s financial statements are prepared in “reported amounts”. The data included in the financial statements relating to dates and periods up to, and including, December 31, 2003, are stated in adjusted amounts.

        The reported and/or adjusted amounts of non-monetary items reflect their cost in terms of reported amounts or the cost adjusted to the changes in the CPI up to December 2003 and do not necessarily reflect their market value or value to the business. The method for determining reported amounts in the 2005 annual financial statements and in the 2004 annual financial statements for the balance sheet and the statement of operations is included in the consolidated financial statements (see Note 2 of the Notes of the Company’s consolidated financial statements).

Recent Exchange Rates of NIS to one U.S. Dollar

The table shows the high and low exchange rate of NIS per one U.S. Dollars for the last six months:

	High	Low

December 2005	4.662	4.579
January 2006	4.637	4.577
February 2006	4.719	4.664
March 2006	4.717	4.658
April 2006	4.671	4.503
May 2006 (through May 30, 2006)	4.522	4.428

        The representative exchange rate for NIS on December 31, 2005 was NIS 4.603 = $1.00 and the representative exchange rate for NIS on May 30, 2006 was NIS 4.517 = $1.00.

        The average exchange rate of NIS 4.489 = USD 1.00 was for the year ended December 31, 2005, 4.482 for the year ended December 31, 2004, 4.548 for the year ended December 31, 2003, 4.738 for the year ended December 31, 2002 and 4.206 for the year ended December 31, 2001.

CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands except per share data)
(NIS)

	Years ended December 31
	2005		2004		2003		2002		2001
	NIS	USD	NIS	USD	NIS	USD	NIS	USD	NIS	USD

Sales	166,282	36,125	170,982	37,146	137,385	29,847	128,870	27,997	133,021	28,899
Cost of Sales	128,215	27,855	130,292	28,306	110,160	23,932	101,126	21,970	102,955	22,367
Gross Profit	38,067	8,270	40,690	8,840	27,225	5,915	27,744	6,027	30,066	6,532
Sales and Marketing	15,771	3,426	15,632	3,396	11,662	2,533	10,024	2,178	10,000	2,172
General and Administrative	10,044	2,182	9,134	1,984	8,335	1,811	8,199	1,781	9,054	1,967
Bad Debt - Club Market	3,500	761	--	--	--	--	--	--	--	--
Total Operating Expenses	29,315	6,369	24,766	5,380	19,997	4,344	18,223	3,959	19,054	4,139
Operating Income	8,752	1,901	15,924	3,460	7,228	1,571	9,521	2,068	11,012	2,393
Financial Income
(Expenses), Net	2,501	543	1,121	244	4,336	942	(239)	(52)	1,802	391
Other Income, Net	35	8	34	7	101	22	29	6	--	--
Pre Tax Income	11,288	2,452	17,079	3,711	11,665	2,535	9,311	2,022	12,814	2,784
Income Taxes	3,563	774	5,886	1,279	2,889	628	2,254	489	4,183	909
Net Income	7,725	1,678	11,193	2,432	8,776	1,907	7,057	1,533	8,631	1,875
Earnings per Share Basic	0.90	0.19	1.30	0.28	1.03	0.22	0.82	0.18	1.01	0.22
Shares Used in Computing
Earnings per Share	8,615,000	8,615,000	8,600,000	8,600,000	8,555,000	8,555,000	8,555,000	8,555,000	8,555,000	8,555,000

BALANCE SHEET DATA
(In thousands)
(NIS)

	As of December 31
	2005		2004		2003		2002		2001
	NIS	USD	NIS	USD	NIS	USD	NIS	USD	NIS	USD

Working capital	85,423	18,557	95,986	20,853	83,861	18,219	75,732	16,453	68,614	14,906

Total assets	137,274	29,823	129,861	28,212	109,619	23,815	94,741	20,582	92,460	20,087

Short-term bank debt	--	--	2,489	541	45	10	1,052	229	2,251	489

Shareholders' equity	101,871	22,132	98,900	21,486	87,150	18,933	78,374	17,027	71,306	15,491

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

Our results of operations may be impacted by monetary risk. Our portfolio of marketable securities is subject to various market risks.

        We are exposed to fluctuations in the rate of the United States Dollar and Euro versus the NIS. Most of our income is in NIS, whereas most of our purchases are in United States Dollars and in Euros. In addition, a significant portion of our short term bank borrowings, when needed, are in United States Dollars and/or in Euros. A significant depreciation in the United States Dollar and/or Euro value of the NIS could have a material adverse effect on our results of operations and financial condition.

        We strive to minimize market risks arising from exchange rate fluctuations and the cost of imported goods, especially by opening wide documentary credits for suppliers abroad, holding foreign currency reserves and initiating forward transactions and foreign currency options.

        As a method of investing cash reserves, we hold from time to time a portfolio of marketable securities traded on the Tel Aviv Stock Exchange as well as other stock exchanges and certain bonds traded abroad. This portfolio of marketable securities is subject to various market risks resulting from fluctuations in interest rates and foreign currency, exchange rates, price fluctuations and other market risks in Israel and abroad. We do not utilize derivative securities for trading purposes, enter into swap arrangements or otherwise hedge our currency in a manner that we believe could expose us to significant market risk

        The financial instruments of the Company consist mainly of cash and cash equivalents, current accounts receivable, short-term borrowings, accounts payable and accruals. In view of their nature, the fair value of the financial instruments, included in working capital, is usually identical or close to their book value.

Our business may be materially affected if any of our major clients defaults on its payment to us.

        Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivables. Despite our large number of clients (over 1,000 in Israel), a major and significant part of our sales are made to a limited number of customers (mainly the organized market). We generally do not require and do not receive collateral from those customers, although we do require and receive collateral from most of the remainder of its clients to ensure security of collecting payments. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major clients defaults on its payment obligations to us (such as Club Market – see “Item 4. Information on the Company – B. Business Overview – Customers”), we will not possess sufficient security to collect the entire debt.

We are dependent on our key personnel. The loss of any of our key personnel could have a material effect on our business.

        We depend on a small number of technical staff, managers and Directors, including managing services provided to us by interest holders via companies they control, such as Zvi Williger and Joseph Williger, each of whom holds senior management positions with us. The loss of one or more of them could have a material adverse effect on our business and operations.

We are subject to regulations and other policies of the Israeli government and of other countries into which we import. If we are unable to obtain and maintain regulatory qualifications or approvals for our products, our business may be adversely affected.

         Regulatory, licensing and quotas: The import, storage, marketing, distribution and labeling of food products are subject to extensive regulation and licensing by various Israeli government and municipal agencies, principally the Ministry of Health, the Ministry of Trade and Industry, the Ministry of Agriculture and the Ministry of Finance. To the extent that the Company has imported, or will import, food products outside of Israel, we may be subject to quotas and other import laws and regulations which may limit our ability to sell certain of our food products into these countries. We are required to maintain our distribution processes in conformity with all applicable laws and regulations. In the event that such laws and regulations change, or we fail to comply with such laws and regulations, we may be prevented from trading within Israel or another part of the world.

        Tariffs: The Ministry of Finance and the Ministry of Trade and Industry of the State of Israel may increase the levels of tariffs on importing goods. This would have a direct impact on us and our financial performance by increasing our costs which we may not be able to pass on to our customers.

        Kosher Licences: Under kosher regulations, we are required to ascertain that the foodstuffs which we offer for sale bear kosher certification approved by certain authorities such as the Chief Rabbinate of Israel. There is a risk that the relevant authorities in Israel or other areas of the world responsible for issuing kosher licences may change the criteria for obtaining such licences. In such circumstances, we may be prohibited from obtaining kosher licences for various products that we sell into the various kosher markets. Failure to comply with such applicable laws and regulations in relation to kosher licences could subject us to civil sanctions, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on us and our financial performance.

We are dependent on Arla Foods amba, or Arla, and we also work with a limited number of other key suppliers. If these suppliers raise prices or terminate their engagement with us, our operating results could be adversely affected.

We are dependent on Arla, which supplies a high percentage of our dairy and dairy substitute products, although we are not dependent on any single supplier in respect of a majority of our products. Terminating the engagement with any supplier, in particular Arla, or a material change in the engagement terms for purchasing products from those suppliers may have an adverse affect on the Company’s results of operations. We have a distribution agreement with Arla pursuant to which the Company serves as Arla’s sole agent and distributor in Israel of certain products for a five-year period beginning in March 2005. See “Item 4. Information on the Company – B. Business Overview – Suppliers”. We believe that there are alternative suppliers for purchasing our products; however, we cannot assure that the products of the alternative suppliers will become immediately available and that the terms of purchase will be similar to the current ones.

We depend on a small number of principal clients who have in the past bought our products in large volumes. We cannot assure that these clients or any other client will continue to buy our products in the same volumes, on the same terms or at all.

        Despite our wide dispersion of clients, we have two major clients as described in “Item 4. Information on the Company – B. Business Overview – Customers”. We do not have long term purchase contracts with our clients, and our sales arrangements with our clients do not have minimum purchase requirements. We cannot assure that our major clients will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Their failure to do so may significantly reduce our sales. Losing one or more of them may adversely affect our business results. In addition, we cannot assure that we will be able to attract new customers.

We may not be able to successfully compete with larger competitors who have greater operations, financial, marketing, human and other resources than we have.

        The food distribution business in Israel is highly competitive. We face competition from existing competitors in respect of imported as well as locally manufactured food products. Local producers are not subject to the financial risks of importing food products or to governmental policies regarding taxation of imported food products to which we are subject. We believe that we may also face competition from potential newcomers to the food business as well as from existing importers and/or manufacturers not currently involved in the same lines of products as us. In addition, in the event we further expand our activity in the international food markets, we will face also competition from manufacturers and/or distributors from the locations in which we expand our activity. Certain of our current and potential competitors are substantially more established, benefit from substantially greater market recognition and have greater financial, marketing, human and other resources, than us. If any of our competitors materially reduces prices, we may be required to reduce our prices in order to remain competitive. Such reductions, if effected, could have a material adverse effect on our financial condition and results of operations.

Economic conditions in Israel affect our financial performance.

        Substantially all of our sales are made in Israel, and consequently our financial performance is dependent to a significant extent on the economy of Israel. A deterioration of the economic situation in Israel may erode the real wages and lower the buying power of our potential customers. This in turn may adversely affect our activities and business results.

We may be affected by political, economic and military conditions in Israel and the Middle East.

        Political, economic and military conditions in Israel have a direct influence on us because our operations are located there. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect our operations. We cannot assure that ongoing or revived hostilities related to Israel will not have a material adverse effect on our business and on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. Despite the progress towards peace between Israel and its Arab neighbors prior to 2000, the future of these peace efforts is uncertain. Since October 2000, there has been a significant deterioration in Israel’s relationship with the Palestinian Authority, and a series of armed clashes between Israel and the armed forces of the Palestinian Authority. These events have at times caused considerable damage to the Israeli economy. As a result of the political and military situation, Israel’s economy has suffered considerably and unemployment was high. Although we have recently seen encouraging signs of an improved economy, we cannot guarantee that such improved economic environment will continue.

        Generally, all male adult citizens and permanent residents of Israel under the age of 45 are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. Although the Company has operated effectively under these requirements since it began operations, management cannot assess the full impact of these requirements on its workforce or business if political and military conditions should change, and management cannot predict the effect on it of any expansion or reduction of these obligations.

Our results of operations may be adversely affected if we do not accurately predict the rate of consumption of our products.

        We hold inventory of basic food stuffs (such as preserved food, oils and rice) and other food products, and we accumulate inventories of these products based on our prediction of the consumption of these products. If actual consumption does not meet the prediction, and the shelf life of such products expire or we cannot otherwise sell such products, this may materially and adversely affect our financial condition and results of operations. On the other hand, to the extent we do not have adequate inventory of these critical products (due, for example, to an emergency situation), we will not be able to meet the needs of our customers and our revenues may be adversely affected.

We may be adversely affected by any interruption to our storage facility.

        We store most of our products in a single location, save for products being distributed to customers. Any interruption to this storage facility whether by power failure, flooding or other event would have a material impact on our ability to trade in the ordinary course.

Our insurance coverage may not be sufficient to cover our losses in the event our products are subject to product liability claims or our products are subject to recall. In such event, it would have a material adverse effect on us.

        Our products may become the subject of product liability claims, and there can be no assurance that our property insurance coverage limits will be adequate or that all such claims will be covered by insurance. A product recall or a successful product liability claim or other judgment against us in excess of our insurance coverage could have a material adverse effect on us and our reputation.

Our operating results may be subject to variations from quarter to quarter.

        Our operating results may be subject to variations from quarter to quarter depending on, among other things, the timing of sales campaigns and special events initiated by both the Company and its customers, the major Jewish holidays (such as the Jewish New Year and Passover), our ability to manage future inventory levels in line with business opportunities and anticipated customers’ demand, competitive developments in the market, changes in the rates of inflation in Israel and fluctuations in NIS/Dollar exchange rates. There can be no assurance that our sales or net income (if any) in any particular quarter will not be lower than the preceding and/or comparable quarter or that its sales or net income (if any) in a particular quarter will be indicative of our results of operations for the entire year. The trading prices of the Ordinary Shares may fluctuate significantly in response to variations in our operating results.

If we are unable to protect our intellectual property rights, our competitive position could be compromised.

        We market certain products under the trademarks “Willi-Food”, “Pizza Top”, “Gold Food”, “Donna Rozza” and “Gold Frost”. Although we have registered trademarks for these brands, we cannot assure that the degree of protection these and other trademarks offer will be sufficient to protect our rights in these marks.

Initiation and Enforcement of Legal Action in Israel.

        We are organized under the laws of the State of Israel. All of our executive officers and Directors and some of the experts named in this annual report are nonresidents of the United States, and a substantial portion of the Company’s assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions initiated in Israel.

If our ordinary shares are de-listed from Nasdaq, the liquidity and price of our ordinary shares and our ability to issue additional securities may be significantly reduced.

        We may in the future fail to comply with the Nasdaq Capital Market (formerly the Nasdaq Small Cap Market) regulations and listing requirements as to minimum net income, minimum number of shareholders and public float and other requirements, Nasdaq may initiate procedures to de-list the Company’s ordinary shares from the Nasdaq Capital Market. Any such de-listing may severely complicate trading of the Company’s shares by its shareholders, or prevent them from re-selling their shares at/or above the price they paid. Furthermore, our relatively low trading volumes may make it difficult for shareholders to trade shares or initiate any other transactions. De-listing may also make it more difficult for us to issue additional securities or secure additional financing.

        In July 2003 and in November 2004, we received letters from the Nasdaq Stock Market informing us that we had failed to meet a continued listing requirement, that we have 500,000 publicly held shares, and that our ordinary shares were therefore subject to de-listing from the Nasdaq Capital Market, unless a proper plan for complying with the requirement was presented. Following the receipt of the November 2004 letter, Willi Food Investments Ltd. and Mr. Joseph Williger sold 75,000 of our shares to the public and at the same time we distributed a one to one stock dividend to our shareholders. As a result of these actions, we then complied with the abovementioned listing requirements and the threat of de-listing was removed.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

        G. Willi-Food International Ltd. was incorporated in Israel in January 1994 under the name G. Willi-Food Ltd. and commenced operations in February 1994. It changed its name to G. Willi-Food International Ltd. in June 1996.

        In May 1997, the Company completed an initial offering to the public in the United States (hereinafter the “Initial Public Offering”) of 1,397,500 units, each unit consisting of one ordinary share and one redeemable ordinary share purchase warrant, under the NASDAQ ticker symbol “WILCF”.

        In May 2001, the Company acquired all the shares of Gold Frost Ltd., which we refer to herein as Gold Frost, for NIS 336 thousand (USD 73 thousand). Gold Frost, which was registered in 1977 in Israel, is engaged in designing, developing and distributing frozen and chilled food products.

        In December 2004, the Company declared a stock dividend of 1 ordinary share for each outstanding ordinary share (an aggregate of 4,307,500 ordinary shares). All shares and per share amounts set forth in this Annual Report have been retroactively restated to reflect the aforementioned share dividend for all periods presented.

        On November 21, 2005, the Company declared its first cash dividend of $0.12 per share, or an aggregate of $1.03 million, which was paid to shareholders on January 25, 2006.

        On March 9, 2006, the Company’s subsidiary, Gold Frost, completed an initial issuance to the public on the London AIM market which yielded gross proceeds of NIS 36.5 million (USD 7.9 million). Following this issuance, as of May 30, 2006, the Company held approximately 75.7% of Gold Frost’s share capital. Under a lock-in agreement signed by the Company, the Company is restricted from selling its shares in Gold Frost for a period of 12 months commencing March 9, 2006, and after that the Company is subject to controlled selling restrictions for an additional period of 12 months. See “Item 10. Additional Information – 10C. “Material Contracts”.

        On March 15, 2006 the Company announced that it had changed its NASDAQ ticker symbol for the Company’s ordinary shares to “WILC”.

        The Company’s principal executive offices are situated at 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel. The Company’s telephone number is 972-8-9322233, its fax number is 972-8-9322299, its e-mail address for communications is willi@willi-food.co.il and its Web site is www.willi-food.co.il.

B.	BUSINESS OVERVIEW

Overview

        The Company is an Israeli-based company engaged, directly and through subsidiaries, in the design, import, marketing and distribution in Israel of a wide variety of over 400 food products. The Company sells products with widespread demand in the Israeli marketplace, as well as products which cater to more select groups. The Company distributes certain of its products on an exclusive basis. Some products are currently also sold in insubstantial volumes in the areas administered by the Palestinian Authority. The Company has occasionally sold, in insubstantial volumes, to importers in the U.S. and in Europe (mainly, France). The Company intends to continue its marketing efforts outside of Israel – mainly in the U.S. and Europe – and is seeking additional distribution channels and other ways in order to sell products into these markets.

        The Company purchases food products from over 100 suppliers located around the world, including from the Far East (China, India, the Philippines and Thailand), Eastern Europe (Hungary, Poland and Bulgaria), South America (Argentina, Ecuador and Costa Rica), the United States, Western and Northern Europe (The Netherlands, Belgium, Germany, Sweden, Denmark and France) and Southern Europe (Spain, Portugal, Italy, Turkey, Greece and Cyprus).

        The products imported by the Company are marketed and sold to over 1,000 customers, including supermarket chains, wholesalers and institutional consumers. The Company markets most of the products under the brand name “Willi-Food” and some of the chilled and frozen products under the brand name “Gold Frost”. Certain products are marketed under brand names of the manufacturers or under other brand names.

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

        The Company’s principal shareholder, Willi-Food Investments Ltd., which we refer to as Willi Food, as of May 30, 2006, held approximately 73.98% of the Company’s outstanding share capital. The primary assets of Willi Food are the Company’s ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions”. Willi Food’s securities are traded on the Tel Aviv Stock Exchange.

Business Strategy

        The Company's business strategy is:

—	to promoted the “Willi-Food” brand name and to increase market penetration of products that are currently sold by the Company through, among other things, marketing efforts and advertising campaigns;

—	to expand its current food product lines and diversify into additional product lines, as well as responding to market demand; and

—	to expand the Company's activity in the international food markets, mainly in the U.S. and Europe.

        Utilizing management’s expertise in identifying market demand and preferences, as well as its sourcing abilities, the Company intends:

—	to continue to locate, develop and distribute additional food products, some of which may be new to Israeli consumers;

—	to increase its inventory levels from time to time both to achieve economies of scale on its purchases from suppliers and to more fully meet its customers’ demands;

—	to expand its logistical capability within Israel;

—	to penetrate the international food markets, mainly in the U.S. and Europe, by purchasing food distribution companies or/and increasing cooperation with local existing distributors or/and exporting products directly to the customer; and

—	to penetrate new markets within the Middle East through the establishment of business relationships and cooperation with representatives in such markets subject to a positive political climate.

        The Company has developed certain trade relationships locally, as well as in areas administered by the Palestinian Authority, although current sales volumes to the Palestinian administered areas are low.

        In addition, the Company has:

—	promoted the value of the “Willi-Food” brand and introduced additional food products to the Israeli marketplace under the brand name “Willi-Food”.

—	initiated sales in the U.S. and Europe;

—	entered into arrangements with recognized manufacturers to market their products under their respective brand names, in addition to brand names under which the Company currently markets its products; and

        On June 20, 2005, a wholly-owned subsidiary of the Company executed definitive agreement regarding the acquisition of Vitarroz Corp., a New Jersey-based distributor of food products for the Hispanic market in the United States (“Vitarroz”). Consummation of the Vitarroz transaction was contingent upon, among other things, completion of final due diligence, Board of Directors approval and approval of regulatory bodies (if necessary), as well as the satisfactory resolution of any issues that arose during the acquisition process. On September 27, 2005, the Company announced that it had elected not to complete the purchase of Vitarroz. See “Item 8. Financial Information – Legal Proceedings”.

Products

The Company imports, markets and distributes two kinds of line products: preserved products and non-preserved products.

        Preserved Products

        The Company imports, markets and distributes a broad variety of over 160 preserved food products, most of which enjoy a long shelf life (mostly between two to four years). Sales of preserved products accounted for approximately 44% of the Company’s sales in 2005. These products are sold principally in tin cans and glass jars in a variety of sizes and are intended for use by the individual consumer as well as by the institutional consumer food markets.

        The Company aims at broadening the variety of the preserved products it distributes. Due to commercial considerations, the Company occasionally stops importing certain preserved products.

        The main principal products in the preserved product line are as follows:

        Canned Vegetables and Pickles: including okra, mushrooms (whole and sliced) and terfess, artichoke (hearts and bottoms), beans, asparagus, capers, corn kernels, baby corn, palm hearts, bamboo shoots, vine leaves (including vine leaves stuffed with rice), sour pickles, mixed pickled vegetables, pickled peppers, an assortment of black and green olives, sun dried tomatoes, edamame soybeans and antipasti. These products are primarily imported from China, Spain, Greece, Thailand, South America, Turkey, France, India, Poland, Morocco and The Netherlands.

        Canned Fish: including tuna (in oil or in water), sardines, anchovies, smoked and pressed cod liver, herring, fish paste and salmon. These products are primarily imported from the Philippines, Thailand, Portugal, Canada, Spain, Greece and Sweden.

        Canned Fruit: including pineapple (sliced or pieces), peaches, apricot, pears, cherries, mangos, lychees and fruit cocktail. These products are primarily imported from the Philippines, Thailand, Greece and Europe.

        Non-Preserved Products

        The Company imports, markets and distributes a broad variety of over 260 non-preserved food products, most of which enjoy a relatively long shelf life (mostly between ten months and two years). Sales of non-preserved products accounted for approximately 56% of the Company’s sales in 2005. These products are sold in a variety of sizes and types of receptacles, such as glass jars, plastic and glass bottles and containers and sealed plastic vacuum packages, and are intended for use by the individual consumer as well as by the institutional consumer food markets.

        The Company aims at broadening the variety of the non-preserved products it distributes. Due to commercial considerations, the Company occasionally stops importing certain non-preserved products.

        The main principal products in the non-preserved product line are as follows:

        Edible Oils: including olive oil, sunflower oil, soybean oil, corn oil and rapeseed oil. These products are primarily imported from Belgium, Argentina, Turkey, Italy and Spain.

        Dairy and Dairy Substitute Products: including hard and semi-hard cheeses (parmesan, edam, kashkaval and emmental), molded cheeses (brie, camembert and danablu) feta, Bulgarian cheese, butter, butter spreads, margarine, melted cheese, cheese alternatives, condensed milk, profiteroles and others. These products are primarily imported from Greece, Denmark, Bulgaria, Italy, The Netherlands and the United States.

        Dried Fruit, Nuts and Beans: including figs, apricots, prunes, papaya, pineapple, raisins, sunflower seeds, almonds, walnuts, pine nuts, cashew nuts and peanuts. These products are primarily imported from Greece, Turkey, India, China, Thailand and the United States.

        Other Products: including, among others, instant noodle soups, coffee creamers, fruit juices, jams, confitures, halva, Turkish delight, tahini, cookies, vinegar, sweet pastry and crackers, sauces, corn flour, pastes, rice, rice sticks, rice crackers, pasta, spaghetti and noodles, ketchup, mayonnaise, sugar cubes, breakfast cereals, corn flakes, instant coffee, white oats, rusks, coconut milk, couscous, ouzo and vodka. These products are primarily imported from the Netherlands, Germany, Romania, Italy, Greece, Belgium, the United States, Scandinavia, China, Thailand, Turkey, India, South America and Argentina.

        Some of the preserved and non-preserved products listed above as sold by the Company are imported by Gold Frost. The Company imported some of these products prior to 2001, but this was done on a small-scale basis aimed at testing the demand for such products and their profitability. After the purchase of Gold Frost, the import of these products was expanded by Gold Frost.

        The products (preserved and non-preserved) that generated the largest sales volume for the year ended December 31, 2005 were canned vegetables (21% of sales), dairy and dairy substitute products (20% of sales), canned fish (19% of sales) and edible oils (11% of sales).

        The products (preserved and non-preserved) that generated the largest sales volume for the year ended December 31, 2004 were canned vegetables (23% of sales), canned fish (21% of sales), dairy and dairy substitute products (17% of sales) and edible oils (10% of sales).

        The products (preserved and non-preserved) that generated the largest sales volume for the year ended December 31, 2003 were canned fish (22% of sales), canned vegetables (19% of sales), edible oils (16% of sales) and dairy and dairy substitute products (14% of sales).

        Most of the products that the Company imports and markets are approved as Kosher by, and/or under the supervision of, various supervisory institutions including the Chief Rabbinate of Israel, Chug Chatam Sofer, certain Jewish organizations administering Kashrut procedures and certifications (such as the Union of the Orthodox Jewish Congregation of America (UO), Badatz Igud Harabanim Manchester, OK, Circle K and Triangle K) and rabbis of local Jewish congregations abroad. See ” – Government Regulation”.

        The Company’s products are packaged by various manufacturers and suppliers abroad and labeled with Hebrew, English and, in certain cases, Arabic and Russian labels, in accordance with the Company’s instructions and requirements and in accordance with applicable law. See ” – Government Regulation”.

Suppliers

        The Company is not a manufacturer of preserved food products or non-preserved food products and therefore purchases final products only. The Company purchases preserved food products from over 35 suppliers worldwide, including suppliers located in the Far East (China, India, the Philippines and Thailand), Eastern Europe (Poland), South America (Ecuador and Costa Rica), Canada and Western, Northern and Southern Europe (Sweden, Greece, The Netherlands, Portugal, Spain, France and Turkey). The Company purchases non preserved food products from over 65 suppliers, including suppliers located in the Far East (China, India, the Philippines and Thailand), Eastern Europe (Bulgaria and Latvia), South America (Argentina), the United States and Western, Northern and Southern Europe (Sweden, Denmark, Greece, The Netherlands, Italy, Portugal, Spain, Belgium, Germany, France, Turkey and Cyprus).

        In addition, the Company actively maintains contact with approximately 150 suppliers worldwide through which it assesses on an on-going basis world market trends, fluctuations in prices and terms internationally available and other issues relevant to its business. The Company’s management and personnel visit food trade fairs worldwide on a regular basis and endeavor to create new business relationships with potential suppliers on an ongoing basis.

        The following table represents the percentage of purchases of preserved products by the Company from suppliers who accounted for more than 10% of the total purchases in the years 2005, 2004 and 2003:

Supplier	2005	2004	2003

Supplier A	15.7%	*	10.8%
Supplier B	*	13.2%	*

*	less than 10%

        The following table represents the percentage of purchases of non-preserved products by the Company from suppliers who accounted for more than 10% of the total purchases in the years 2005, 2004 and 2003:

Supplier	2005	2004	2003

Arla	15.4%	10.7%	*

*	less than 10%

The Company is not dependent on any given supplier for the supply of a majority of its products. We purchase most of our products from several suppliers. We are dependent on one source of supply – Arla from Denmark – in respect of a large part of our dairy and dairy substitute products. A distribution agreement between the Company and Arla grants the Company exclusive and non-transferable right to market and distribute cheese and butter products manufactured by Arla and its affiliated companies in Israel. The exclusivity for the Company is subject to the purchase by the Company of certain minimum quotas of products. The agreement is for a five year term commencing in March 2005 and is renewable automatically for a further period of five years, unless notice of termination is provided by either party. Arla has the right to terminate the agreement on three months notice in certain circumstances, including in the case of the death or permanent incapacity of Zvi Williger or his ceasing to be involved in the Company’s business or if the Company fails to satisfy its minimum purchase requirements under the agreement. It should be noted that the Company has obtained key man insurance in respect of Zvi Williger for the sum of NIS 6 million. Up until March 2005, Arla was a supplier of the Company and no such agreement existed.

        Although the Company is not dependent on any one supplier with respect to most of its products, termination of the Company’s business relationships with certain suppliers and/or a material adverse change in the terms at which the Company purchases such products from such suppliers could have a material adverse effect on the Company’s financial results. There can be no assurance that alternative sources for such products, if required, will be readily available nor can we assure the terms of purchase of such products from such alternative sources.

        The Company does not generally enter into written agency or other agreements with its suppliers. However, the Company has written agreements with two foreign suppliers of preserved products and six foreign suppliers of non preserved products that confirm the exclusive appointment of the Company as the sole agent and/or distributor of such suppliers either with respect to a specific product or with respect to a line of products, within the State of Israel. These exclusivity rights have generally been granted for a period of 12-24 months and are automatically extendable unless terminated by either party upon notice, and in certain cases are conditioned upon the Company’s compliance with certain minimum purchase requirements. The suppliers from which the Company received such letters of confirmation accounted for approximately 25%, 23%, and 23% of the Company’s purchases in 2005, 2004 and 2003, respectively. In a few instances, the Company did not fulfill its commitment to the minimum purchase requirements, but since the onset of its activities no supplier has terminated its agreement with the Company due to the Company’s failure to comply with the minimum purchase requirements. The Company’s purchases are not motivated by a desire to meet minimum purchase requirements, and the considerations in purchasing products from these suppliers are identical to those for purchasing from other suppliers.

        Certain of the preserved products imported by the Company are seasonal agricultural products, such as artichokes, cherries, mushrooms and peaches. In order to assure itself a continued supply of these seasonal items, the Company generally makes arrangements with the producers of such products at the beginning of the season for the terms of purchase of such items for the upcoming year.

        A substantial portion of the Company’s purchases from suppliers is made in USD (such as purchases from the Far East, the United States, South America and certain European countries) with the remaining purchases usually made in Euros and other foreign currencies (e.g., Swedish Kronas). Supply is generally made to the Company against letters of credit for a period of up to 90 days. See Item 5: “Operating And Financial Review and Prospects – B. Liquidity and Capital Resources – Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets”.

        The average volume of Company’s credit balance with its suppliers amounted in 2005 to NIS 17.8 million (USD 3.9 million) consisting 52 days of suppliers credit on average, in 2004 to NIS 17.5 million (USD 3.8 million) consisting of 49 days of suppliers credit on average, and in 2003 to NIS 14.3 million (USD 3.1 million) consisting of 56 days of suppliers credit on average.

Customers

        The Company’s products (preserved and non-preserved) are marketed and sold to over 1,000 customers throughout Israel (including customers in the areas administered by the Palestinian Authority). The Company has occasionally sold to importers from Europe and the U.S. During 2001-2005, the Company sold a variety of its products to importers from France, UK and the U.S. (mainly tuna fish, baby corn, corn, asparagus, sugar cubes, noodles, rice and pickles).

        Customers of the Company typically purchase both preserved and non preserved products from the Company. The number of clients who purchase products from only one of these categories is not material.

        The Company’s customers generally fall within one of the following two groups:

—	large retail supermarket chains in the organized market, and

—	private supermarket chains, mini-markets, wholesalers, manufactures, institutional customers and the customers in the Palestinian Authority (“private sector”).

        The first major group includes the largest Israeli supermarket chains in the organized market in Israel, including: (i) Supersol Ltd. (including the chains: Supersol Deal, Supersol Big, Supersol Sheli, Supersol, the Hyperneto, Cosmos, Mahsanei Mazon, Zol Lemehadrin, Birkat Rachel and Hutzot Lahav, and also includes, from 2006, Club Market Marketing Chains Ltd. (including the chains: Club Market, Hatzi Kupa, Zol Po and Imperia)); (ii) the Co-op Blue Square Cooperative Society Ltd. (which also includes the SuperCenter, SuperCenter City, Mega and Shefa Shuk); and (iii) Co-Op Jerusalem (Co-Op Jerusalem, Mister Zol, Pasut Zol, Ish Efrat and Metro Market). The Company contracts with the supermarket chains in the organized market through the buyers in the head office of the supermarket chain, and then the Company receives orders from the logistic center or directly from their stores. Merchandise is then delivered directly to each branch or to the supermarket’s chain distribution center.

        The second major group includes private supermarket chains, mini-markets, wholesalers, food manufacturers, institutional consumers, such as catering halls, hotels, hospitals and food service companies and food producers, and customers in the Palestinian Authority.

        The Company’s sales, by customer group, for the years ended December 31, 2005, 2004, 2003 and 2002 are as follows:

	Percentage of Total Sales Year Ended December 31
Customer Groups	2005	2004	2003	2002

Supermarket Chains in the organized market	41%	41%	42%	41%
Private Supermarket Chains, mini-markets,
wholesalers, manufacturers, institutional
consumers and the customers in the Palestinian
Authority	59%	59%	58%	59%
	100%	100%	100%	100%

        For the years ended December 31, 2005, 2004 and 2003, sales to each of the Company’s three largest customers (all of which are supermarket chains in the organized market) generated in excess of 10% of the Company’s sales, and together aggregated approximately 39% of the Company’s sales during each of such periods. The largest customer accounted for 19% of the Company’s sales in 2005, compared with 22% of the Company’s sales in 2004 and 18% of the Company’s sales in 2003. The second largest customer accounted for 12% of the Company’s sales in 2005, compared with 14% of the Company’s sales in 2003 (in 2004 sales to this client were less than 10%). The third largest customer accounted for 11% of the Company’s sales in 2004 (in 2003 and 2005 sales to this client were less than 10%).

        The loss of any of these major customers would have a material adverse effect on the Company’s financial condition and results of operations. The Company is seeking to expand its operations in other areas so as to reduce its dependence on any single significant customer.

        The Company has agreed to pay the large supermarket retail chains in the organized market incentives based on the increase in volume of sales to such customers in excess of a certain agreed amount, or an incentives calculated as a fixed percentage of the annual sales to such customer. Other incentives include penetration discounts for sales of new Company products, limited discounts for opening of new branches that sell Company products and payments for participation in Company’s product advertisements. The above mentioned incentives vary among customers and are usually awarded as part of a written annual framework agreement.

        These incentives typically range from 5% to 7.5% of the annual sales of the Company to such customers and are generally paid at the beginning of each year with respect to the previous year’s sales. These arrangements also generally include specific exclusions, such as direct or joint importing of products that are not considered for purposes of such incentives. Certain of these commitments are not evidenced in written agreements. For the years ended December 31, 2005, 2004 and 2003, the Company paid and/or is obligated to pay approximately NIS 3,080 thousand (USD 669 thousand), NIS 3,870 thousand (USD 841 thousand) and NIS 3,380 thousand (USD 734 thousand), respectively, in respect of such incentives.

        Our engagement with private sector customers is not subject to any exclusivity provisions or framework agreement, and they have no specific term. Prior to any engagement with a potential customer, the Company examines the financial stability of the potential customer and determines the extent of the credit and period for which credit would be granted. Most of the customers are required to deposit securities as collateral (personal and/or bank guarantees as well as post-dated checks). Some of the customers of this sector (mainly private supermarket chains and wholesalers) are also awarded incentives, as mentioned above. The extent of such incentives varies between 1%-3% of the annual sales turnover of each relevant customer.

        The average volume of the customers of the Company debit balance with the Company amounted in 2005 to NIS 41.6 million (USD 9.0 million) and the average time period within which our accounts receivable were paid was 93 days, in 2004 the average customer debit balance was NIS 41.1 million (USD 8.9 million) and the average time period within which our accounts receivable were paid was 85 days and in 2003 the average customer debit balance was NIS 32.6 million (USD 7.1 million) and the average time period within which our accounts receivable were paid was 84 days. The increase in 2005 to the average time period within which our accounts receivable were paid was mainly due to the collapse of the Club Market supermarket chain and insolvency of a number of major wholesalers in the Israeli food industry.

        In the event that a client does not respect its financial commitments, the Company may elect to foreclose on the collateral or the promissory note given by customers in the private sector. In 2003-2005, no significant use of this means was implemented.

        The Company strives to minimize its credit risks by constantly reviewing the credit it extends to customers versus the security it receives. As a result, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so.

        In July 13, 2005, Club Market Marketing Chains Ltd., one of the three largest food chains in Israel, owner of 114 stores and a major customer of the Company, encountered major financial difficulties, announcing that it could not pay its debts to its creditors. The District Court of Tel Aviv accepted Club Market’s petition for a stay of procedures against it and appointed receivers for Club Market. On August 28, 2005, the court allowed the Club Market court-appointed receivers to sell Club Market to Supersol, subject to several conditions. The court also ratified the creditors’ arrangement presented by the receivers. As of September 1, 2005, Club Market’s activities were substantially transferred to Supersol. This merger of two of the three largest food chains in Israel is expected to strengthen Supersol’s buying power with local food suppliers (such as the Company) and it is expected that the dependency of local food suppliers on Supersol will grow.

        The Company submitted a claim of debt with the receivers with respect to Club Market’s debt to the Company, amounting to NIS 6.5 million (USD 1.4 million), including VAT (NIS 5.5 million net of VAT (USD 1.2 million)), as of July 13, 2005. In view of this claim and the ratification of the creditors’ arrangement by the court on December 12, 2005, the Company is expected to receive a proportional share of its claim of debt. The Club Market receivers estimate the rate of payment to be approximately 51% of the total debts, although this is subject to the examination by the receivers and their approval of the Company’s claim of debt. There is no assurance as to the portion of the debt owed by Club Market that will actually be paid to the Company. During 2005, the Company wrote off the sum of NIS 3.5 million (USD 0.76 million) as a bad debt due to the abovementioned Club Market debt.

        The volume of customer bad debt of the Company in the years ended December 31, 2005, 2004, and 2003 amounted to NIS 3,826 thousand (USD 837 thousand), which includes Club Market’s bad debt, NIS 167 thousand (USD 39 thousand), and NIS 0 thousand, respectively.

Distribution, Marketing and Sales

        The Company principally distributes and markets its products on its own. The Company markets its products via internal sales agents, apart from sales of certain products to clients situated in Beer Sheva and elsewhere in the South of Israel, where it distributes products through an external distributor, with whom the Company does not have an exclusivity agreement. The sales of this distributor are not significant.

        The Company generally has no written agreements with its customers, nor are its arrangements with its customers on an exclusive or binding basis. The Company generally extends its customers approximately 60-90 days credit beginning at the end of the month in which the sale took place. The supermarket chains in the organized market generally effect payment by wire transfers or cash payments on the due date, while other customers are generally required to provide post-dated promissory notes at least one month prior to the date of the expected payment. The Company generally does not require the supermarket chains in the organized market to provide any kind of security for payments; however, other customers may be required to provide security, including personal guarantees.

        Sales are made by the placement of customers’ orders (except for part of the dairy and dairy substitute products), which are directed to the Company’s regional office and placed by the sales personnel or directly by the customers. Orders are transferred to the Company’s logistic center in Yavne for preparation and delivery by the Company’s transport network (including 14 refrigeration trucks and seven regular trucks) and by independent transporters. In certain cases, the Company transports products directly from port to customers, utilizing the services of independent transporters. In some instances, the Company transfers the merchandise to the logistic centers of the supermarket chains, and the supermarket chains themselves are responsible for the distribution of the merchandise to their chain stores for a commission charged to the Company.

        The sale of part of the dairy and dairy substitute products is performed by “van sale” sales agents using small terminals. The sales agents supply these products immediately from the stock of products in the refrigeration trucks in which they travel.

        Some of the marketing and distribution to institutional clients in the private sector (such as hotels, police, prisons, the Ministry of Defense and “Kibbutz” collective settlements) is done by winning tenders or direct distribution or by wholesalers.

        The Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 80 days. Occasionally, the Company may take advantage of low priced merchandise and purchase larger amounts than usual of a product with long shelf life. In those cases, the inventory quantities may be even higher then 80 days. Products ordered by customers in full container loads are generally forwarded directly to the customers’ facilities without being stored in the Company’s facilities. The Company does not regularly maintain significant backlog of orders from customers; orders received by customers are generally filled within one week.

        The Company’s inventory as of December 31, 2005 amounted to NIS 30.8 million (USD 6.7 million), compared with NIS 27.1 million (USD 5.9 million) as of December 31, 2004 and NIS 18.8 million (USD 4.1 million) as of December 31, 2003.

        The Company undertakes advertising campaigns. In 2004 and the first quarter of 2006, it initiated an extensive advertising campaign in the electronic media and in the newspapers under the brand name “Willi-Food” in order to promote the awareness to the “Willi-Food” brand name.

        The Company also participates in various sales campaigns within the supermarket chains that are intended to stimulate sales volume. Among such campaigns are food festivals initiated by the supermarket chains and certain importers, including the Company, in which the import and marketing of products from a specific country or region are celebrated and promoted. Since 2002, the Company has participated in various festivals for certain products imported from Italy, The Netherlands, Turkey and Greece, including the Ethnic Festival and the Mediterranean Festival. Such festivals typically involve increased display space as well as enhanced promotional activities, both with respect to the festival itself and the products. Such activities are sponsored by the supermarkets in collaboration with the importers participating in the festival. Within the framework of these festivals, the Company imports a wide variety of products which include pastries, vegetables, jams, cheese, fish, and dairy products, as well as certain articles typical to the culture and/or cuisine of each specific festival.

        The Company maintains close contact with its consumer markets in an effort to be attentive to market needs, market trends, demand for certain products and their value to the market. The Company also regularly gathers information on new products manufactured worldwide, including by attending food exhibitions and maintaining close relations with manufacturers and suppliers worldwide.

        The Company is responsible for the products it markets under the Israeli Law of Defective Products, 1980, and it has also purchased an insurance policy for product liability.

Seasonality

        Each year as the Passover and Rosh Hashana festivals approach, the Company usually increases its inventories in order to provide a fast response to the market’s demand. Usually there is an increase in the Company’s sales prior to the Rosh Hashanah holiday (celebrated in September-October) and the Pesach (Passover) holiday (celebrated in March-April). Despite the impact of the holiday season on the Company’s activities, the Company’s quarterly sales are not materially affected as result of these holiday seasons.

Competition

        The food distribution business in Israel is highly competitive with respect to imported, as well as locally manufactured, food products. The Company believes that it presently faces direct competition from both local manufacturers, as well as from a number of importers of food products. The food market in Israel is very price sensitive.

        For each of the categories of products distributed by the Company, there exists competition by dozens of local manufacturers as well as from other importers. The barriers to entry in the food market are low, and new potential competitors are constantly joining the market. The Company believes that it may also face competition from potential new-comers to the food business, as well as from existing importers and/or manufacturers currently not involved in the same lines of products as the Company.

        For example, certain of the products imported by the Company such as canned fish, corn, edible oils, certain pickles, olives, pasta, cereal, sweet pastry and crackers and certain dairy products are also produced by local manufacturers in Israel. Local producers are not subject to the financial risks of importing food products or to governmental policies regarding taxation of imported food products to which the Company is subject.

        To the Company’s knowledge, several of its competitors (Shemen, Tet-Bet and Solbar with respect to edible oils, Fodor (Starkist and Yona), Posidon and Williger of the Neto Group, Filtuna and Shastowits with respect to fish products, Pri HaGalil-Vita, Yachin-Zan laKol, Williger of the Neto Group, Alaska and Johnson with respect to canned vegetable and canned fruits products, Osem, Barila, Pri HaGalil-Vita, Williger of the Neto Group and Tomer with respect to pasta products, Tnuva, Tara, Strauss, Siman, Machlvot Gad and Meshek Zuriel with respect to dairy and dairy substitute products, for example) are substantially more established, have greater market recognition and have greater financial, marketing, human and other resources than those of the Company. If any of the Company’s major competitors materially reduces prices, the Company would experience significantly more competitive pressure and a decrease in profitability. The Company cannot predict whether it could successfully compete with these pressures and, if it were unable to do so, the Company’s business would suffer.

        The Company’s management does not have precise information regarding the extent of the import of food products to Israel. However, it believes it is one of the leading companies in Israel in its line of products.

        The Company endeavors to compete by following the availability of products, their prices, offers for performing transactions and business opportunities while diversifying sources of supply as well as following the selling prices of competing products and setting product prices according to changing market prices.

Intellectual Property Rights

        The Company markets certain products under the trademark “Willi-Food,” which was approved for registration in Israel in May 1997 for certain uses relating to the food industry. In 2001, the trademark’s validity was extended for an additional fourteen years (until 2015). The Company also markets certain products under the trademark “Gold-Frost,” which was registered in Israel in February 2002.

        The Company also markets cheeses and cheese substitute for pizza under the trademark “Pizza Top” which was registered in Israel in September 2002. On February 16, 2006, the Company entered an agreement with Gold Frost under which the Company assigned to Gold Frost all its rights, title and interest in and to the trademark “Pizza Top”.

        The Company also markets certain products under the trademark “Gold Food” which was registered in Israel in November 2002 for different uses in the food industry.

        The Company also markets pasta and sauces under the trademark “Donna Rozza” which was registered in Israel in August 2005 for different uses in the food industry. Other products marketed by the Company under their original brand name are “Completa”, “Raskas”, “Puck”, “Nobeleza Gaucha”, “Hazer Baba”, “Arla” and “Lurpak”. The Company imports several products for the Supersol chain under the brand name “Superclass,” which is the chain’s brand name. This brand name has recently been changed to “Supersol”.

        There can be no assurances as to the degree of protection registration of the Company’s trademarks will afford. In 2004 and 2005 the Company petitioned for six new trademarks. There is no certainty that these trademarks will be registered as the Company requested. Regarding one of these names, objections on behalf of third parties have been submitted.

        The Company also owns three trademarks which are not currently used. The Company’s investment in registering these trademarks was insignificant.

Employees

        As of December 31, 2005, the Company, including its subsidiaries, employed a total of 80 persons, six of whom were in management, 11 of whom were in accounting and importing positions, 28 of whom were involved in the Company’s sales and marketing departments, and 35 of whom were employed in logistics networks (warehousing and transportation). This compares with 70 employees as of December 31, 2004, six of whom were in management, 11 of whom were in accounting and importing positions, 23 of whom were involved in the Company’s sales and marketing departments, 30 of whom were employed in logistics networks (warehousing and transportation). As of December 31, 2003, the Company, including its subsidiaries, employed a total of 60 persons, five of whom were in management, 12 in accounting and importing positions, 20 involved in the Company’s sales and marketing departments and 23 in logistics networks (warehousing and transportation).

        As of December 31, 2005, 28 additional employees (stewards and sales people) were engaged on an hourly basis. On December 31, 2004 the number was 36 and on December 31, 2003 the number was 18. Other employees were supplied by temporary manpower companies.

        During the past two years, there has been an increase in the number of employees in the sales and marketing departments as well as in the logistics department due to the increase in sales and due to the Company’s anticipation for further revenue growth and customer diversification.

        The Company’s employees are party to written employment contracts. Regarding the Company’s management services agreements with companies controlled by Messrs. Joseph and Zvi Williger, see “Item 6. Directors, Senior Management and Employees- Compensation”.

        The Company believes that its working relations with its employees are satisfactory. Israeli labor laws are applicable to all of the Company’s employees, as are certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association), by order of the Israeli Ministry of Labor. These provisions principally concern the length of the work day, minimum daily wages for professional workers, paid annual sick leave, discrimination, insurance for work-related accidents, social security, procedures for dismissing employees, determination of severance pay and other conditions of employment.

        In addition, Israeli employers, including the Company, are required to provide certain escalations in wages in relation to the increase in the Israeli consumer Price Index (“CPI”). The specific formula for such escalation varies according to agreements between the Government of Israel, the Manufacturers’ Association and the Histadrut.

        A general practice in Israel followed by the Company, although not legally required, is the contribution of funds on behalf of its senior employees to a fund known as “Manager’s Insurance”. This fund provides a combination of savings plan, insurance and severance pay benefits to participating employees, giving these employees a lump sum payment upon retirement and securing their right to receive severance pay, if legally entitled, upon termination of employment. The employee contributes an amount equal to 5%-5.5% of his wages and the Company contributes an additional 13.3%-15.8%. In addition, Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (which is similar, to some extent, to the United States Social Security Administration). The payments thereto amount to approximately 11% of wages; the employee’s share being 4.5-9% (depending on the marginal level of wages) and the employer’s share is approximately 5%.

        On February 16, 2006, the Company entered an agreement (“Transfer Agreement”) with Gold Frost, pursuant to which 16 of the Company’s employees became employees of Gold Frost as of January 1, 2006. The Transfer Agreement specifies that the employees’ rights (including pension funds and insurance policies, tenure, etc.) will be fully maintained by Gold Frost despite the change in the employer’s identity. It was further agreed that the Company would pay to Gold Frost the sum of NIS 47,972 (USD 10,422) which covers the Company’s obligations for unused vacation time and convalescence pay owing to those employees who were transferred. See “Item 7. Major Shareholders and Related Party Transactions – 10B. Related Party Transactions – Transfer Agreement”.

        The abovementioned transfer was implemented in order to allow Gold Frost to market its products on its own accord.

Government Regulation

        The import, storage, distribution, marketing and labeling of food products is subject to extensive regulation and licensing by various Israeli government and municipal agencies, principally the Ministry of Health, the Ministry of Finance and the Ministry of Trade and Industry. We are required to maintain our distribution processes, as well as the products imported by us, in conformity with all applicable laws and regulations. Failure to comply with these applicable laws and regulations could subject us to civil sanctions, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on us. We believe that we comply in all material respects with the above-mentioned requirements. To the extent that the Company has imported, or will import, food products outside of Israel, we may be subject to quotas and other import laws and regulations which may limit our ability to sell certain of our food products into these countries.

        In 1978, the Israeli government issued the free import decree, which exempts the import of most food products from the requirement to acquire a license. However, preliminary permits from the Ministry of Health or the Ministry of Agriculture are still required. These preliminary permits are granted based on laboratory analysis reports and other data.

        Customs duties and charges are levied on a portion of the Company’s products. Israeli government policy in favor of exposing the local market to certain imported products has directly impacted the Company’s operations since September 1991, when certain customs duties levied by category, formerly levied on products, including those imported by the Company, were canceled.

        The Company is required to obtain import licenses for the import of certain food products from the Ministry of Trade and Industry of the State of Israel. The Company has obtained the necessary import licenses for the products imported by it as required by the import authorities. The Company has also obtained the necessary authorization required by the Ministry of Health (Food Authority) for the import of all of its food products to Israel. The Company’s products are packaged by various manufacturers and suppliers abroad and labeled in Hebrew, English and, in certain cases, Arabic and Russian, according to the Company’s instructions and the requirements of the Israeli authorities. Since the beginning of the Company’s activities, the Company has been found to have mislabeled packages four times, as a result of which the Company was required to pay an immaterial amount of fines.

        On January 5, 2005, the Israeli Antitrust Authority announced its policy regarding commercial practices between suppliers and retail chains. It determined that several existing arrangements of this sort were indeed “tying arrangements” (an agreement requiring that as a precondition of purchasing or obtaining services, that other services must be purchased through the seller) which are prohibited. This opinion is applicable to “dominant suppliers”, which for purposes of this policy was defined as suppliers who control a very significant portion of the market in which they operate – i.e., over 50%, such that they are a monopoly, or control close to 50% of the market in which they operate and is not a monopoly. The Company, however, is of the opinion that it is not one of the “dominant suppliers” and that the implementation of this policy may weaken the power of the Company’s larger competitors and reduce their ability to compete with smaller competitors, such as the Company.

        Most of the products which the Company imports and markets are approved as Kosher by and/or under the supervision of various supervisory institutions including, the Chief Rabbinate of Israel, Chug Chatam Sofer, certain Jewish organizations administering Kashrut procedures and certifications (such as the Union of the Orthodox Jewish Congregation of America (UO), Badatz Igud Harabanim Manchester, OK, Circle K, Triangle K, etc.) and rabbis of local Jewish congregations abroad. Such procedures include, in certain cases, personal supervision by a Kashrut supervisor sent by such institutions to the manufacturing facilities from which the Company purchases products, who is present at the plant during the processing of the product. Under Israeli law, the Company is required to ascertain that the kosher foodstuffs which it offers for sale bear kosher certification approved by certain authorities, such as the Chief Rabbinate of Israel, and also bear the name of the individual authorized to certify such product. Not all products marketed by the Company have been so certified, although they do bear certain kosher certification from other certification bodies. The expenses for obtaining the Kashrut approval are relatively low.

C.	ORGANIZATIONAL STRUCTURE

        The Company’s principal shareholder, Willi Food, as of May 30, 2006, held approximately 73.98% of the Company’s outstanding share capital. The primary assets of Willi Food are the Company’s ordinary shares. Willi Food was established on November 27, 1992 and its securities have been traded on the Tel Aviv Stock Exchange since January 1993.

        The Company, as on December 31, 2005, had two active wholly owned subsidiaries organized in Israel, Gold Frost and W.F.D. (Import, Marketing and Trading) Ltd., which we refer to herein as W.F.D. The offices of the Company’s subsidiaries are located in the Yavne, Israel, at the office of the Company.

        The Company has one inactive subsidiary in the United States – Willi USA Holdings, Inc., a Delaware corporation.

        Gold Frost

        In May 2001, the Company acquired all the shares of Gold Frost for NIS 336 thousand (USD 73 thousand). Gold Frost, which was registered in 1977 in Israel, is engaged in designing, developing and distributing frozen and chilled food products. The Company purchased Gold Frost in order to take advantage of Gold Frost’s know-how in importing frozen and chilled products as well as of its well known brand name in the Israeli market. Gold Frost distributes over 60 products, usually packed for private consumers (in cans, jars, containers and plastic sealed and vacuumed packages), but also for institutional consumers and labeled in Hebrew, English, and in certain cases, Arabic and Russian. Gold Frost markets certain products under the trademarks “Gold Frost” and “Willi Food” which are registered in Israel. Gold Frost is working towards broadening the variety of products that it develops and distributes. The mission of Gold Frost is to develop low fat, low cholesterol dairy chilled and frozen products aimed at the kosher and health conscious consumer market.

        On March 9, 2006, Gold Frost completed an initial issuance to the public on the London AIM market which yielded gross proceeds of NIS 36.5 million (USD 7.9 million). Following the issuance, as of May 30, 2006, the Company held approximately 75.7% of Gold Frost’s share capital.

        On February 28, 2006, a relationship agreement between Gold Frost, the Company and others was signed, defining the relationship between the two companies. See “Item 10. “Additional Information – 10C. Material Contracts”.

        W.F.D.

        In November 1995, the Company also incorporated a wholly-owned subsidiary, W.F.D. The Company occasionally imports certain products through this subsidiary, which then sells these products to the Company. W.F.D. has no assets, facilities or obligations, other than those amounts owed to suppliers overseas with respect to products purchased from them. W.F.D. had no sales for each of the last five years.

D.	PROPERTY, PLANTS AND EQUIPMENT

        The Company’s principal executive offices are situated at a leased facility in the northern industrial zone of Yavne, at 3 Nahal Snir St., Israel, 35 km south of Tel-Aviv. These premises serve as the Company’s logistic center for warehousing and distribution of food products as well. The Yavne facility is leased by the Company from Titanic Food Ltd. (“Titanic”), a private Israeli company controlled by Messrs. Joseph Williger, the Company’s Chief Executive Officer and a director, and Zvi Williger, the Company’s Chief Operating Officer and Chairman of the Board. The lease, which was signed on November 29, 1998, was for an initial term of two years with an option for three additional terms of two years each. The lease will expire on January 14, 2007.

        This facility consists of approximately 5,387 square meters (approximately 48,500 square feet) (a four-story building plus a basement). The monthly rental fee (excluding VAT) for this facility is USD 35,886 starting January 2005, the last option period. The rent is payable in advance on a quarterly basis. The Company believes that the terms of the above-mentioned lease are no less favorable to it than could be obtained from an unaffiliated third party. The amounts paid by the Company as rental fees in the years ended December 31, 2005, 2004 and 2003 were NIS 1,918 thousand (USD 417 thousand), NIS 1,833 thousand (USD 398 thousand) and NIS 1,837 thousand (USD 399 thousand), respectively. Since March 27, 2000, the Company has been operating the Yavne facility under a municipal business license as required under Israeli law. The license has been granted permanently.

        The Company also utilizes free warehouse services in the area of the Ashdod seaport. The Company is charged only for storage per container (i.e., there is no charge for rental while the Company does not use the free warehouse services). The payment for these services for the years ended December 31, 2005, 2004 and 2003 was NIS 1,361 thousand (USD 296 thousand), NIS 1,400 thousand (USD 304 thousand) and NIS 822 thousand (USD 179 thousand), respectively.

        As of December 31, 2005, the Company owned fourteen refrigeration trucks (each with capacity of 6.5 to 19 tons) and seven regular trucks (each with capacity of 15-27 tons). Pursuant to the Transfer Agreement with Gold Frost 11 of the abovementioned trucks and a private car were sold as of January 1, 2006 from the Company to Gold Frost. See Item 7. “Major Shareholders and Related party transactions – 10B. Related Party Transactions – Transfer Agreement”. The abovementioned transfer was implemented in order to allow Gold Frost to market its products on its own accord.

        In August 2005, the Company purchased from Titanic a plot of 19,000 square meters (approximately 171,000 square feet) for the construction of a new logistic center of 8,600 square meters (approximately 77,400 square feet). This transaction was approved by the Company’s Board of Directors, Audit Committee of the Board of Directors and shareholders. The plot is situated in the northern industrial zone of Yavne. The new logistic center will replace the Company’s current logistic center (which the Company leases from Titanic), and will spare the Company the expense of using storage services in warehouses at the Ashdod seaport far from the current logistic center. The new logistic center is expected to become operational in November 2006, and the Company is expected to evacuate the current logistic center and return it to Titanic when the new logistics center becomes operational.

        The lease for the present logistics center (the “Current Lease”) ends in January 2007. If the new logistics center becomes operational before the expiration of the Current Lease, Titanic has agreed to shorten the term of the Current Lease accordingly, without receiving any additional compensation for shortening the Current Lease term. Alternatively, if the new logistics center becomes operational after the expiration of the Current Lease, Titanic has agreed that the Current Lease will be extended until completion of the construction of the new logistics center under the same terms that the present logistics center is being rented today (USD 35,886 a month).

        The total investment in the new logistics center until December 31, 2005 amounted to NIS 12,886 thousand (USD 2,799 thousand).

ITEM 4A.	–	UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and the related Notes thereto which appear in this Annual Report. The consolidated financial statements have been prepared in accordance with Israeli GAAP, which differs in certain significant respects from U.S. GAAP. Reference is made to Notes 2 and 14 of Notes to the consolidated financial statements for a description of the significant differences between Israeli GAAP and U.S. GAAP. Unless otherwise indicated, financial information for the Company included herein is presented on a consolidated basis under Israeli GAAP.

        The Company is engaged in the design, import, marketing and distribution of a broad range of food products purchased from over 100 suppliers worldwide and marketed throughout Israel, and to a much lesser extent, the areas administered by the Palestinian Authority. The products imported by the Company are marketed in Israel and sold to over 1,000 customers, including supermarket chains in the organized market, private supermarket chains, mini-markets, wholesalers, manufacturers and institutional consumers. The Company was incorporated in Israel in January 1994 and commenced operations in February 1994.

        During recent years, there has been an increase in the number of small private supermarket stores that have opened in Israel, which has resulted in greater price competition in the stores and in our business. The increased price competition resulted in an increase in our cost of sales as a percentage of total sales and a decrease in our gross profit in 2005 from 2004. In an effort to reduce our operating costs and increase our logistical efficiency, we are constructing a new logistics center to replace the numerous external warehouse facilities that we currently use. This new logistics center, which is expected to be operational in November 2006, will also include a dedicated automatic packing line. We believe the new facility will enable us to take fuller advantage of the sales channels available to us. The new facility will also allow us to consider adding new sources of products in Israel to provide further products to meet consumer demand.

        We also intend to continue to seek to grow our market share in Israel through the introduction of additional innovative niche products to give the customer more choice, healthier and/or less expensive products and, where permitted, by expanding our relationships with our suppliers. We also intend to increase expenditures on marketing and sales activities to increase the market penetration of the products that we currently sell in Israel.

        Currently, almost all of our sales are in Israel. We believe that there is potential for significant expansion of the business outside of Israel, and in particular, in the U.S. and Europe. We have a number of different opportunities in these regions, but we believe it important to secure control of distribution of our products in these regions as well. Currently, we are considering different approaches to secure these means of distribution, although we cannot guarantee that we will be successful. These approaches include:

—	Entering into joint venture arrangements with, or acquiring a controlling stake or absolute control of a distributor in a region outside of Israel; and

—	Selling kosher product direct to supermarket chains outside of Israel.

        For convenience purposes, the financial data for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 has been translated into U.S. Dollars using the representative exchange rate. This rate as of December 31, 2005 was NIS 4.603 = USD 1.00.

        The Company is not involved in any off balance sheet transactions or long-term contractual obligations.

Critical Accounting Policies

        Management’s discussion and analysis is based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Israel and adapted to the generally accepted accounting principles accepted in the United States. The use of these generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting accounting periods presented. These estimates include, among other things, assessing the collectibility of accounts receivable and the use of recoverability of inventory. Actual results could differ from those estimates. The markets of the Company’s products are characterized by intense competition and a rapid turnover of products and frequent new introductions of products, all of which may impact future ability to value the Company’s assets.

        The following critical accounting policies may affect significant judgments and estimates used in the preparation of the consolidated financial statements.

1.	Revenue Recognition – revenue from product sales is recognized upon the shipment to the consumers, when the title and risk of loss have been transferred to the consumer, price and terms are agreed and when no significant vendor obligations exist and collection of the resulting receivable is reasonably assured. Incentive to certain customers – the Company is obligated to pay incentives to certain customers in relation to the volume of sales. The incentive is calculated as a percentage of the annual sales to the customer. In accordance with EITF 01/9 the Company presents revenue net of such incentives. The Company grants to certain customers the right to return the products. A provision for customers’ return is recorded for the estimated future products return, based on the Company’s experience. This policy is significant because the revenue is a key component of the Company’s operations, as well as the fact that the revenue recognition determines the timing of certain expenses. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause the operating results to vary from quarter to quarter and may result in operating losses.

2.	Inventories – are stated at the lower of cost or market value. Cost is determined by the FIFO (first in first out) method. Inventory’s values and quantities review cause the Company to write down the difference between the cost and the estimated market value upon assumption about future demand and market conditions. If the inventory is determined to be undervalued, the Company may have to recognize additional operating income at the time of sale. Any significant unanticipated change in demand or expiration of product life could have a significant impact on the value of the inventory.

Recently Issued Accounting Pronouncements

U.S. GAAP:

        In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R). SFAS No. 123(R) requires employee share-based equity awards to be accounted for under the fair value method and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25 and allowed under the original provisions of SFAS No. 123. SFAS No. 123(R) requires the use of an option pricing model for estimating fair value, which is then amortized to expense over the service periods. Had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and income per share in Note 2 (O) of the Notes to the consolidated financial statements. SFAS No. 123(R) allows for either prospective recognition of compensation expense or retrospective recognition. In January 2005, the SEC issued SAB No. 107, which provides supplemental implementation guidance for SFAS No. 123(R). In the first quarter of 2006, the Company began to apply the prospective recognition method and implemented the provisions of SFAS No. 123(R). The Company does not expect the adoption of SFAS No. 123(R) to have a material impact on its consolidated financial statements.

        In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Company does not expect the adoption of SFAS No. 154 will have a material impact on its consolidated financial statements.

Israeli GAAP:

        Accounting Standard No. 24 “Stock-Based Compensation”

        In September 2005, the Israeli Accounting Standards Board published Accounting Standard No. 24 “Share-Based Payment” (the “Standard”), which calls for the recognition in the financial statements of share-based payment transactions. Such transactions include transactions with employees and related parties to be settled by cash, by other assets, or by equity instruments. Consequently, amongst other matters, costs associated with grants of shares and options to employees will be expensed over the vesting period of each grant. These costs will be determined based on the fair value of the awards at each grant date. The Standard establishes guidelines for measuring each award based on the settlement terms (either by cash or equity instrument). The Standard also establishes certain disclosure requirements relating to share-based payment.

        The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter (initial adoption is recommended). The application of the Standard is not expected to materially affect the Company’s financial position and results of operations.

        Accounting Standard No. 21 “Earnings Per Share”

        In February 2006, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 21, “Earnings Per Share” (the “Standard”). With the initial adoption of the Standard, Opinion No. 55 of the Institute of Certified Public Accountants in Israel – Earnings per share will be cancelled. The Standard prescribes that an entity shall calculate basic earnings per share amounts for profit or loss attributable to ordinary equity holders of the parent entity and, if presented, profit or loss from continuing operations attributable to those equity holders. The basic earnings per share shall be calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the reported period. For the purpose of calculating diluted earnings per share, an entity shall adjust profit or loss attributable to ordinary equity holders of the parent entity, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares.

        The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter. The initial adoption of the Standard will be accounted for retrospectively and comparative Earnings per share data for prior periods shall be adjusted. The application of the Standard is not expected to materially affect the Company’s Earnings per share data.

        Accounting Standard No. 25 “Revenues”

        In February 2006, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 25, "Revenues" (the "Standard").

        This Standard establishes the requirements for recognition criteria, measurement, disclosure and presentation of revenues arising from sale of goods, rendering of services and from the use by others of entity assets yielding interest, royalties and dividends. This Standard prescribes that revenue shall be measured at the fair value of the consideration received or receivable. The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter.

        Assets and liabilities included in the financial statements as of December 31, 2005 in different amounts from those that would have been presented if the standard’s requirements were applied will be adjusted on January 1, 2006 to the amounts to be recognized in accordance with the Standard’s guidelines. The results of the initial adoption of the Standard as at January 1, 2006 shall be accounted for by the cumulative effect of a change in accounting method. The application of the Standard is not expected to materially affect the Company’s financial position and results of operations.

A.	RESULTS OF OPERATIONS

        The following table sets forth for the periods indicated, the correlation (in percentages) between items from the Company’s statements of operations to its total sales for such periods:

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003

Sales	100%	100%	100%
Cost of Sales	77.11%	76.20%	80.17%
Gross Profit	22.89%	23.80%	19.83%
Sales and Marketing Expenses	9.48%	9.14%	8.49%
General and Administrative Expenses	6.04%	5.34%	6.07%
Bad Debt - Club Market	2.10%	-	-
Operating Income	5.27%	9.32%	5.27%
Financial Income, Net	1.50%	0.66%	3.16%
Pre Tax Income	6.79%	9.99%	8.49%
Income Taxes	2.14%	3.44%	2.10%
Net Income	4.65%	6.55%	6.39%

Year Ended December 31, 2005 Compared With Year Ended December 31, 2004

        Sales. Sales for the year ended December 31, 2005 decreased by approximately NIS 4,700 thousand (USD 1,021 thousand), or 2.75%, to approximately NIS 166,282 thousand (USD 36,125 thousand) from NIS 170,982 thousand (USD 37,146 thousand) for the year ended December 31, 2004. This decrease in sales was mainly due to Company’s policy in the first half of the year 2005, following the insolvency of a number of major wholesalers in the Israeli food industry, to stop selling to some customers and/or to reduce its sales to other customers due to credit review. Our emphasis on credit review of customers in 2006 is expected to continue.

        Cost of Sales. Cost of sales for the year ended December 31, 2005 decreased to approximately NIS 128,215 thousand (USD 27,855 thousand), or 77.1% of sales, from approximately NIS 130,292 thousand (USD 28,306 thousand), or 76.2% of sales, for the year ended December 31, 2004. This decrease in cost of sales reflected our reduced sales in 2005 as compared to 2004. As a percentage of sales, our cost of sales slightly increased due to increased price competition.

        Gross Profit. The results of sales and cost of sales, as mentioned above, created a gross profit of approximately NIS 38,067 thousand (USD 8,270 thousand), equal to 22.9 % of the sales in the year ended December 31, 2005, reflecting a decrease of 6.4% as compared to a gross profit of approximately NIS 40,690 thousand (USD 8,840 thousand), equal to 23.8% of the sales in the year ended December 31, 2004.

        Sales and Marketing Expenses. Sales and marketing expenses for the year ended December 31, 2005 increased to approximately NIS 15,771 thousand (USD 3,426 thousand), or 9.5% of sales, from approximately NIS 15,632 thousand (USD 3,396 thousand), or 9.1% of sales, for the year ended December 31, 2004. This increase in sales and marketing expenses was mainly attributable to increased payroll expenses (recruitment of additional sales agents and logistics network employees) and increased transportation costs to customers offset by a decline in advertising and sales promotion expenses. The increase of payroll expenses in 2005 in the amount of NIS 534 thousand (USD 116 thousand), as compared to 2004, was due to the employment of an average of ten additional employees in 2005 (a 20% increase as compared to 2004) in anticipation of further revenue growth and customer diversification, and the increase in the cost of maintaining vehicles, transport and maintenance of NIS 657 thousand (USD 143 thousand) in 2005 corresponded to the increase in the number of employees and the increase in the vehicle and truck fleet. However, there was a decline of NIS 1,142 thousand (USD 248 thousand) in advertising expenses due to the absence of massive advertising campaign held by the Company.

        General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2005 increased to approximately NIS 10,044 thousand (USD 2,182 thousand), or 6.0% of sales, from approximately NIS 9,134 thousand (USD 1,984 thousand), or 5.3% of sales, for the year ended December 31, 2004. In 2005 there was an increase in professional service expenses of NIS 1,320 thousand (USD 287 thousand) deriving from an increase of legal, audit and IR costs, offset by a decline of NIS 436 thousand (USD 95 thousand) in the payroll and accompanying expenses, primarily as a result of a decline in the management bonus due to the Management Services Agreements that is calculated as a percentage of the consolidated profit before tax.

        Bad Debt – Club Market. On July 13, 2005, Club Market Marketing Chains Ltd. one of the three largest food chains in Israel, announced that it could not pay its debts to the creditors. The District Court of Tel Aviv accepted Club Market’s petition for a stay of proceedings. Club Market’s debt to the Company as of July 13, 2005 was NIS 6,500 thousand (USD 1,412 thousand), including VAT (approximately NIS 5,550 thousand net of VAT (USD 1,207 thousand)). The Company submitted a claim of debt. During 2005, the Company wrote off as a bad debt the sum of NIS 3,500 thousand (USD 760 thousand), or 2.1% of sales, due to the abovementioned debt.

        Operating Income. Operating income for the year ended December 31, 2005 decreased by approximately NIS 7,172 thousand (USD 1,558 thousand), or by 45%, to approximately NIS 8,752 thousand (USD 1,901 thousand), or 5.3% of sales, from approximately NIS 15,924 thousand (USD 3,459 thousand), or 9.32% of sales, for the year ended December 31, 2004.

        Financial Income, Net. Financial income, net, for the year ended December 31, 2005 was approximately NIS 2,501 thousand (USD 543 thousand) compared with approximately NIS 1,121 thousand (USD 243 thousand) for the year ended December 31, 2004. The increase in financial income was due to an increase in the profit from marketable securities of NIS 315 thousand (USD 68 thousand), an increase in the interest income on short term deposits of NIS 197 thousand (USD 43 thousand), income from future transactions of NIS 184 thousand (USD 40 thousand), and a decline, compare to 2004, in bank commissions, and a difference in exchange rates and interest on short term credit of NIS 380 thousand (USD 83 thousand).

        Pre-tax Income. Income before taxes for the year ended December 31, 2005 decreased by approximately NIS 5,791 thousand (USD 1,258 thousand), or by 34%, to approximately NIS 11,288 thousand (USD 2,452 thousand) from NIS 17,079 thousand (USD 3,710 thousand) for the year ended December 31, 2004.

        Taxes on Income. Taxes on income for the year ended December 31, 2005 decreased to approximately NIS 3,563 thousand (USD 774 thousand) from approximately NIS 5,886 thousand (USD 1,279 thousand) in the year ended December 31, 2004. The decrease in taxes on income in 2005 in compare to 2004 was attributable to the decrease in Income before taxes.

        Net Income. Net income for the year ended December 31, 2005 decreased by approximately NIS 3,468 thousand (USD 753 thousand), or 31%, to approximately NIS 7,725 thousand (USD 1,678 thousand), or 4.65% of sales, from approximately NIS 11,193 thousand (USD 2,432 thousand), equal to 6.55 % of sales for the year ended December 31, 2004.

Year Ended December 31, 2004 Compared With Year Ended December 31, 2003

        Sales. Sales for the year ended December 31, 2004, increased by approximately NIS 33,597 thousand (USD 7,299 thousand), or 24.5%, to approximately NIS 170,982 thousand (USD 37,146 thousand) from NIS 137,385 thousand (USD 29,847 thousand) for the year ended December 31, 2003. The growth of sales for the year ended December 31, 2004 compared with the year ended December 31, 2003 is a result of marketing efforts taken by the Company including an extensive advertising campaign in the electronic media under the brand name “Willi-Food” followed by increased sales of new products. The Company continued to expand its activities and its penetration into new fields, mainly frozen and chilled products.

        Cost of Sales. Cost of sales for the year ended December 31, 2004, increased, to approximately NIS 130,292 thousand (USD 28,306 thousand) or 76.20% of sales, from approximately NIS 110,160 thousand (USD 23,932 thousand) or 80.17% of sales, for the year ended December 31, 2003. The sharp decrease in cost of sales as a percentage from the total sales for the year ended December 31, 2004 compared to the same period in 2003 derives from a change in Company’s products mix, as well as an improvement of trade terms mainly by achieving lower purchasing prices from Company’s suppliers.

        Gross Profit. The results of sales and cost of sales, as mentioned above, created a gross profit of approximately NIS 40,690 thousand (USD 8,840 thousand), equal to 23.80% of the sales in the year ended December 31, 2004, increase of 49.5% in compare to approximately NIS 27,225 thousand (USD 5,915 thousand), equal to 19.83% in the year ended December 31, 2003. These results are due to increased sales and the efficiency in the ratio between sales and cost of sales.

        Sales and Marketing Expenses. Sales and marketing expenses for the year ended December 31, 2004 increased to approximately NIS 15,632 thousand (USD 3,396 thousand) or 9.14 % of sales, from approximately NIS 11,662 thousand (USD 2,534 thousand), or 8.49 % of sales, for the year ended December 31, 2003. This increase in sales and marketing expenses was mainly attributable to improving the selling infrastructure, including an advertising campaign carried out in 2004 at the cost of approximately NIS 2,000 thousand (USD 434 thousand), resulting an increase in advertising expenses of NIS 1,578 thousand (USD 343 thousand) in compared to 2003, recruiting 10 additional experienced employees and management in the sales and marketing department and to the logistics networks, resulting in increased payroll expenses of approximately NIS 1,233 thousand (USD 268 thousand) as compared to 2003, and an increase of NIS 1,180 thousand (USD 256 thousand) in the cost of maintaining vehicles, transport and maintenance.

        General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2004 increased to approximately NIS 9,134 thousand (USD 1,984 thousand), or 5.34% of sales, from approximately NIS 8,335 thousand (USD 1,811 thousand), or 6.07% of sales, for the year ended December 31, 2003. This increase was primarily the result of a increase of NIS 678 thousand (USD 147 thousand) in the management bonus due to the Management Services Agreements, that is calculated as a percentage of the consolidated profit before tax.

        Operating Income. Operating income for the year ended December 31, 2004 increased by approximately NIS 8,696 thousand (USD 1,889 thousand), or 120%, to approximately NIS 15,924 thousand (USD 3,459 thousand), or 9.32% of sales, from approximately NIS 7,228 thousand (USD 1,570 thousand), or 5.27% of sales, for the year ended December 31, 2003.

        Financial Income, Net. The financial income, net, for the year ended December 31, 2004 was approximately NIS 1,121 thousand (USD 244 thousand) compared with approximately NIS 4,336 thousand (USD 942 thousand) for the year ended December 31, 2003. The results in 2004 were affected by an increase in value of securities and shares for trade in 2004 in the amount of NIS 440 thousand (USD 96 thousand) that was NIS 3,106 thousand (USD 675 thousand) lower than in 2003.

        Income before Taxes. Income before taxes for the year ended December 31, 2004 increased by approximately NIS 5,414 thousand (USD 1,177 thousand), or 46.5%, to approximately NIS 17,079 thousand (USD 3,710 thousand) from NIS 11,665 thousand (USD 2,534 thousand) for the year ended December 31, 2003.

        Taxes on Income. Taxes on income for the year ended December 31, 2004 increased to approximately NIS 5,886 thousand (USD 1,279 thousand) from approximately NIS 2,889 thousand (USD 628 thousand) in the year ended December 31, 2003. The increase in taxes on income in 2004 as compared to 2003 was attributable to the increase in income before taxes.

        Net Income. Net income for the year ended December 31, 2004 increased by approximately NIS 2,417 thousand (USD 525 thousand) or 27.5% to approximately NIS 11,193 thousand (USD 2,432 thousand), or 6.55% of sales, from approximately NIS 8,776 thousand (USD 1,907 thousand), equal to 6.39% of sales for the year ended December 31, 2003.

B.	LIQUIDITY AND CAPITAL RESOURCES

        Since its inception, the Company’s operations have been funded mainly through equity and cash flows from operating activities, as well as by short-term indebtedness provided by Israeli banks and loans from Willi Food, its controlling shareholder. The Company’s bank indebtedness is secured by certain liens on its share capital, goodwill and certain other assets.

        For the year ended December 31, 2005, cash and cash equivalents decreased from approximately NIS 55.8 million (USD 12.1 million) at December 31, 2004 to approximately NIS 30.4 million (USD 6.6 million) at December 31, 2005. For the year ended December 31, 2004, cash and cash equivalents increased from approximately NIS 12.5 million (USD 2.7 million) at December 31, 2003 to approximately NIS 55.8 million (USD 12.1 million) at December 31, 2004.

        During that year ended December 31, 2005, marketable securities increased to NIS 3.2 million (USD 0.7 million) from NIS 1.7 million (USD 0.4 million). For the year ended December 31, 2004, marketable securities decreased from approximately NIS 42.3 million (USD 9.2 million) at December 31, 2003 to approximately NIS 1.7 million (USD 0.4 million) at December 31, 2004.

        For the year ended December 31, 2005, the Company utilized a cash flow for operating activities of approximately NIS 7.3 thousand (USD 1.6 thousand), primarily as a result of net income of approximately NIS 7.7 million (USD 1.7 million), offset by an increase of trade accounts receivables of approximately NIS 7.5 million (USD 1.6 million). Our trade accounts receivable increased primarily due to (i) the increase of sales in the fourth quarter of 2005 of approximately NIS 5.4 million (USD 1.2 million) as compared to the fourth quarter of 2004 and (ii) the increase in the average time period within which our accounts receivable were paid. We also increased inventory during 2005 in the amount of approximately NIS 3.7 million (USD 0.8 million) due to the Company’s anticipation for further revenue growth in 2006, and we increased our other receivables and other current assets by NIS 6.5 million (USD 1.4 million) during 2005 primarily as a result to an increase in advances to suppliers of NIS 5,833 thousands (USD 1,267 thousand).

        For the year ended December 31, 2004, the Company utilized a cash flow from operating activities of approximately NIS 18 thousand (USD 4 thousand), primarily as a result of net income of approximately NIS 11.1 million (USD 2.4 million) and an increase in trade accounts payable of approximately NIS 3.0 million (USD 0.6 million). This increase in trade accounts payable resulted primarily from an increase in the inventory. Our increase in payables and other current liabilities in 2004 in the amount of NIS 3.7 million (USD 0.8 million) was mainly due to debt to the tax authorities as offset by an increase of trade accounts receivables of approximately NIS 11.2 million (USD 2.4 million) that was primarily as a result of the increase of sales in the third and fourth quarter of 2004 in the amount of approximately NIS 15.2 million (USD 3.3 million) as compared to the same period in 2003 and an increase in inventory of approximately NIS 8.3 million (USD 1.8 million).

        During the year ended December 31, 2005, the Company generated a cash flow of NIS 15.6 million (USD 3.4 million) from investing activities, mainly for additions to fixed assets of NIS 14.9 million (USD 3.2 million), consisting mostly of the investments in the Company’s new logistic center.

        During the year ended December 31, 2004, the Company generated a cash flow of NIS 40.4 million (USD 8.8 million) from investing activities, mainly by the realization of marketable securities amounting to NIS 41.0 million (USD 8.9 million).

        During the year ended December 31, 2005, the Company utilized cash flow from financing activities of NIS 2.5 million (USD 0.54 million) to repay short-term bank credit. During the year ended December 31, 2004, the Company generated cash flow from financing activities of NIS 3.0 million (USD 0.65 million) as a result of receipt of short-term bank borrowing and from the exercise of stock option.

        The Company’s cash requirements, net, during the years ended December 31, 2005, 2004 and 2003 were met primarily through its working capital. As of December 31, 2005, the Company had working capital of approximately NIS 85.4 million (USD 18.5 million) compared with NIS 96.0 million (USD 20.9 million) as of December 31, 2004, and working capital of approximately NIS 83.9 million (USD 18.2 million) as of December 31, 2003.

        The Company’s trade receivables increased to NIS 48.4 million (USD 10.5 million) as of December 31, 2005 from NIS 40.9 million (USD 8.9 million) as of December 31, 2004 and NIS 29.7 million (USD 6.4 million) as of December 31, 2003. The average time period within which our accounts receivable were paid was 93 days for 2005, compared with 85 days for 2004 and 84 days for 2003.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

        The rate of inflation in Israel during the last six years has been significantly reduced as compared to previous years. The rate of devaluation, which was low until 2002, has increased and the representative rate of the U.S. Dollar reached NIS 4.603 on December 31, 2005, compared with NIS 4.308 on December 31, 2004, 4.379 on December 31, 2003, NIS 4.737 on December 31, 2002, and 4.416 on December 31, 2001. The representative rate of the U.S. Dollar on May 30, 2006 was NIS 4.517.

        The annual rates of inflation in Israel during the years ended December 31, 2000, 2001, 2002, 2003, 2004 and 2005 were approximately 0%, 1.4%, 6.5%, (1.9%), 1.6% and 2.4%, respectively, while during such periods the devaluation of the NIS against the U.S. Dollar was approximately (2.7%), 9.3% 7.3%, (7.6%), (1.6%) and 6.8%, respectively. During each of the years ended December 31, 2000, 2003 and 2004, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. Dollar, while during each of the years ended December 31, 2001, 2002 and 2005 the rate of devaluation of the NIS against the U.S. Dollar exceeded the rate of inflation in Israel.

        The representative rate on December 31, 2005 was NIS 4.603 per USD 1.00, equal to a devaluation of 6.8% from the representative rate on December 31, 2004, which was NIS 4.308 per USD 1.00. The representative rate on December 31, 2004 was NIS 4.308 per USD 1.00, equal to a revaluation of 1.6% from the representative rate on December 31, 2003, which was NIS 4.379 per USD 1.00. The representative rate on December 31, 2003 was NIS 4.379 per USD 1.00, equal to a revaluation of 7.6% from the representative rate on December 31, 2002, which was NIS 4.737 per USD 1.00. The representative rate on December 31, 2002 was NIS 4.737 per USD 1.00, equal to a devaluation of 7.3% from the representative rate at December 31, 2001, which was 4.416 per USD 1.00.

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

Guarantees and Pledges

        Principally in connection with letters of credit issued to the Company, the Company has issued a debenture to each of Bank Leumi Le’Israel, Bank Mizrahi Ltd. and Bank Hapoalim Ltd., pursuant to which it has pledged all of its assets (including its outstanding share capital and good will of the Company) in favor of such banks to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company’s suppliers. Bank Leumi Le’Israel, Bank Mizrahi Ltd. and Bank Hapoalim Ltd. have agreed among them that the pledges subject to such debentures shall rank pari passu. The outstanding amount of such letters of credit as of December 31, 2005 was approximately NIS 15,904 thousand (USD 3,455 thousand)

        The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary, W.F.D., to the United Mizrahi Bank Ltd. As of December 31, 2005, W.F.D. had no obligations to United Mizrahi Bank Ltd.

        The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its subsidiary, Gold Frost, both to Bank Leumi Le’Israel Ltd. and to the United Mizrahi Bank Ltd. As of December 31, 2005, Gold Frost had no obligations to such banks.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        Not applicable.

D.	TREND INFORMATION

        During recent years, there has been an increase in the number of small private supermarket stores that have opened in Israel, which has resulted in greater price competition in the stores and in our business. The increased price competition resulted in an increase in our cost of sales as a percentage of total sales and a decrease in our gross profit in 2005 from 2004. During 2005 and 2004, the Company initiated promotion activities and advertising campaigns to promote its brand name “Willi-Food” resulting increasing its sales, expand the variety of customers and as a result, increasing the gross margins.

        The Company is currently constructing a new logistic center near its headquarters with the aim of increasing the efficiency of its logistic process and reducing its operating expenses. The Company will also work towards increasing its sales to customers outside of Israel.

        In July 2005, Club Market Marketing Chains Ltd., one of the three largest food chains in Israel, owner of 114 stores and a major customer of the Company, encountered major financial difficulties, announcing that it could not pay its debts to its creditors. On August 28, 2005, the court allowed the Club Market court-appointed receivers to sell Club Market to Supersol, subject to several conditions. Among the conditions imposed was prohibiting the conditioning of the purchase from a supplier on that supplier’s purchase terms with their chains, prohibiting interfering with the commercial terms awarded to other chains and prohibiting sales by Supersol at less than cost. As of September 1, 2005, Club Market’s activities were substantially transferred to Supersol. This merger of two of the three largest food chains in Israel is expected to strengthen Supersol’s buying power against local food suppliers, such as the Company, and it is expected that the dependency of local food suppliers on Supersol is expected to grow.

        The Company’s management is evaluating the financial stability of its customers by entering into agreements with companies for providing business data, examining bank accounts, investigations, and following negative publications regarding those customers or other signs indicating financial difficulties.

        According to a recent published report, the annual Israeli kosher food market is approximately USD 13 billion, of which approximately 50% consists of sales by supermarket chains in the organized market, 23% of sales by private supermarket chains and mini-markets and 27% is attributable to others. Over 60% of the Israeli Jewish population maintains some degree of kosher observance in the home. However, all products sold in the major supermarket chains in Israel must be kosher, irrespective of the customer base.

        In the U.S., despite the declining Jewish population (due to intermarriage and lower birth rates), a published report from 2005 concluded that global demand for kosher products is growing because of demand for kosher products is not limited to just the Jewish population. Kosher food now commands attention from a new crop of consumers and not just those who follow traditional Jewish dietary laws. In a survey referred to in this report, more than 55% of respondents who buy kosher foods felt that kosher products are safer and healthier than non-kosher items. As increasing number of mainstream consumers are becoming concerned about the integrity of the food they eat for ethical or health reasons, and we believe this will provide a growth opportunity for the kosher market. The clearer labeling practices entailed in kosher food mean that consumers who are vegetarian, food sensitive or allergic to certain ingredients can more easily monitor their diets. According to this published report, the increased interest in food ingredients will continue to contribute significantly to the growth of the kosher food industry in the U.S. The report cites that one in 25 Americans suffer from a true food allergy, but that a larger percentage of the population is sensitive or intolerant of specific ingredients. In addition to the increase in health-conscious consumers, other ethnic or religious groups contribute to the increase in the kosher food market since the dietary restrictions for certain other religious groups are met by kosher food.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        Not applicable

F.	TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS

        The following tables of the Company’s material contractual obligations as of December 31, 2005 summarize the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

2005

Payments due by period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
(in thousands)

Property Leases	NIS 2,067	NIS 1,992	NIS 75
	(USD 449)	(USD 433)	(USD 16)	--	--
Open purchase orders	NIS 15,904	NIS 15,904	--	--	--
	(USD 3,455)	(USD 3,455)
Operating Leases	--	--	--	--	--
Total	NIS 17,971	NIS 17,896	NIS 75	--	--
	(USD 3,904)	(USD 3,888)	(USD 16)	--	--

G.	SAFE HARBOR

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The Directors, executive officers and key employees of the Company are as follows:

Name	Age	Position with the Company

Joseph Williger	49	Chief Executive Officer and Director
Zvi Williger	51	Chief Operating Officer and Chairman of the Board
Rachel Bar-Ilan (1)	48	Director
David Weiss (1)	59	External Director
Shai Bazak (1)	38	External Director
Gil Hochboim	36	Chief Financial Officer

(1)	Members of the Company’s Audit Committee.

        The Directors are elected at the annual general meeting of shareholders and hold office until the next annual general meeting of shareholders and until their successors have been elected. Officers serve at the discretion of the Board, subject to the terms of any agreement between officers and the Company.

        The business experience of each of the Directors, executive officers and key employees of the Company is set forth below:

        Joseph Williger has served as the Chief Executive Officer (or general manager) and a Director of the Company since its inception in January 1994. He has also served as a Chairman of the Company’s subsidiaries, W.F.D. and Gold Frost, since November 1996 and April 2001, respectively. Mr. Williger has also served as a director and as chairman of the Board of Willi Food, the controlling shareholder of the Company, since December 1992 and June 1994, respectively. Mr. Williger has served as Director of Titanic, a company he owns together with Mr. Zvi Williger, since April 1990. Mr. Williger received his academic education in economics from Bar-Ilan University in Israel and in Business Management from Nortrige University in Los Angeles. Mr. Williger is the brother of Zvi Williger, Chief Operating Officer and Chairman of the Board of Directors of the Company.

        Zvi Williger has served as the Chief Operating Officer and Chairman of the Company since January 1997, and from inception of the Company to January 1997 as a Director and Manager of Marketing Development of the Company. Mr. Williger has also served as a director of the Company’s subsidiaries, W.F.D. and Gold Frost, since November 1996 and April 2001, respectively. Mr. Williger has also served as a director of Willi Food since December 1992. Mr. Williger served as Director of Titanic since April 1990. Mr. Williger attended Fresno University in California. Zvi Williger is the brother of Joseph Williger, Chief Executive Officer and a director of the Company.

        Rachel Bar-Ilan has served as Director of the Company since May 2001. Since 2005, she has been the general manager of ORTHOBAR Company, a privately owned company established in 2002, which provides medical services and orthopedic equipment to hospitals, institutes, emergency medical care center and private clinics and patients. From 1999 to 2004, Ms. Bar-Ilan managed the marketing and application of medical laboratory instrumentation in medical laboratories of Medtechnica Ltd., a company publicly traded on the Tel Aviv Stock Exchange. From 1994 to 1999, Ms. Bar-Ilan worked for Agentec Ltd., where she has been in charge of the marketing and application of medical instrumentation in the chemical field. Ms. Bar-Ilan received her degree in Medical Science (M.Sc.) from the Technion – Israel Institute of Technology in Haifa, Israel.

        David Weiss is a Certified Internal Auditor from the Institute of Internal Auditors (New York) and has served as the General Manager of Retail Initiation Forum Ltd. a company involved in real estate project initiation, since 2002. From 1989 through 2002, he served as vice president of administration for Club Market Marketing Chains Ltd., a large Israeli supermarket chain. Between 1981 and 1989 he served as deputy internal auditor at Solel Bone Ltd., an Israeli construction company, and between 1970 and 1981 he served in the Israeli port authorities as an internal auditor. Mr. Weiss has also served in the past as a director of Co-Op Tzafon, New-Farm Ltd., Hamashbir Mazon Ltd., Hamashbir Latcharcan Ltd. and April Ltd., Israeli companies engaged in selling food, cloths and pharmaceuticals to the end-user. Between 1999-2004 he served as an external director and chairman of the Audit Committee of Kish Air Conditioning Ltd – an Israeli Company traded on the Tel Aviv Stock Exchange. Mr. Weiss received his BA in Accounting from Haifa University, Israel.

        Shai Bazak has served as an external director since August 2003 and has received an MA in Public Administration. He is a director manager of C.P.M. Israel Investment Company Ltd., an investment company. From 1998 through 2000, he served as the Consul General of Israel to Florida and Puerto Rico. From 1996 through 1998, he was spokesperson and media affairs advisor to the Prime Minister of Israel, Mr. Benjamin Netanyahu. From 1994 through 1996, he was the spokesperson and media advisor to the Likud party chairman.

        Gil Hochboim has served as Chief Financial Officer of the Company since August 2000. Mr. Hochboim also provides the Company’s principal shareholder, Willi Food, with certain financial services. Between April 1995 and February 1998, Mr. Hochboim served as Deputy Comptroller of Dan Hotels Corp. Ltd. and between March 1998 and August 2000, he served as deputy manager of Ha’menia Goods Transport Corp. Ltd. Mr. Hochboim is a certified public accountant (Israel). He received his BA in Accounting and Business Management from the College of Management, Tel-Aviv, Israel.

B.	COMPENSATION

Compensation of Directors and Officers

        The aggregate compensation paid by the Company to its directors and officers mentioned above as a group for the fiscal year 2005 was approximately NIS 3.1 million (USD 0.68 million), excluding bonuses in an aggregate amount of approximately NIS 1.25 million (USD 0.27 million) paid to Messrs. Joseph and Zvi Williger. These amounts include all contingent or deferred compensation payable to directors or officers during 2005. These amounts also include payments to non-executive directors in the aggregate amount of approximately NIS 70 thousand (USD 15 thousand) during 2005.

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

        See also “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions”.

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

        The Management Services Agreements were for a period of four years commencing on June 1, 1998 (the “Management Services Period”), were automatically renewed on June 1, 2002 for two years and were automatically renewed for an additional period of two years in June 1, 2004. Under these agreements, the Company has the ability to terminate the Management Services Agreements only upon six months notice prior to the end of the Management Services Period or any extension thereof as the case may be. In the event the Company terminates any of the Management Services Agreements prior to the expiration of the Management Services Period or any extension thereof, for any reason whatsoever, it would have been obligated to pay all amounts due under the respective Management Services Agreements through the expiration of the Management Services Period or any extension thereof, as the case may be

        Each of the Management Services Agreements provides for monthly service fees equal to USD 24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company’s pre-tax consolidated annual profits, if such profits are equal to or less than NIS 3.0 million (approximately USD 0.7 million), or at a rate of 5% if such profits exceed such level. In the year ended December 31, 2005, the Company paid an aggregate amount of NIS 3.9 million (approximately USD 0.85 million) pursuant to the Management Services Agreements. The Management Services Agreements further provide that benefits in general, including the social benefits of Messrs. Joseph or Zvi Williger, and income tax payments, national insurance payments and other payments due by employees in respect of their employment, are to be paid for at the sole expense of the Williger Management Companies. The Williger Management Companies have undertaken to indemnify the Company with respect to any claims against the Company with respect to employer/employee relations. In addition, each of the Management Services Agreements includes non-competition provisions for the duration of the Management Services Period as well as confidentiality provisions.

        On May 4, 2005, the Audit Committee and the Board of Directors of the Company decided to amend the Management Services Agreements as follows:

(1)	The term of the Management Services Agreements were extended indefinitely, subject to clauses (2), (5) and (6) below.

(2)	Each of the parties to the Management Services Agreements may terminate the agreement at any time, and for any reason, by prior written notice, which will be delivered to the other party as follows:

—	The Company may terminate the agreement at any time, and for any reason, by prior written notice of at least 18 months.
—	Each Williger Management Company may terminate its agreement at any time, by prior written notice of at least 180 days.

(3)	The Company may waive receiving actual management services from the Williger Management Company during the prior notice period, but this will not eliminate its obligation to continue paying the Williger Management Company the management fees owed to the Williger Management Company until the termination of the prior notice period.

(4)	If a Williger Management Company terminates the Management Services Agreement, the Williger Management Company will be entitled to receive the management fees for a period of six (6) months, which shall begin after the prior notice period, whether or not it provides the Company with any management services during such six-month period.

(5)	In the event the Williger Management Company provides the management services to the Company without the presence of Messrs. Zvi Williger or Joseph Williger, as the case may be, and/or in the case of the death and/or permanent disability of Messrs. Zvi Williger or Joseph Williger, the Company will be entitled to terminate the Management Services Agreement immediately.

(6)	Both Messrs. Zvi Williger and Joseph Williger have agreed with the Company that if a liquidation order or receivership order is issued against a Williger Management Company which prevents the Williger Management Company from continuing to provide the management services according to the Management Services Agreement, they will immediately commence working for the Company in return for pay and social benefits costing the Company the same amount as the monthly management fees that the Company paid the Williger Management Company to that date, or alternatively, at their sole discretion, shall begin providing the Company with management services via another company owned and controlled by them under the conditions of the Management Services Agreement.

(7)	In addition, the Management Services Agreements contain provisions regarding the Company providing vehicles for the use of Messrs. Zvi Williger and Joseph Williger, and regarding full reimbursement of expenses incurred by Messrs. Zvi Williger and Joseph Williger while providing the management services to the Company, including reasonable lodging and travel expenses in Israel and abroad, phone expenses in their home and mobile phone expenses, including calls abroad related to providing the management services to the Company, subject to providing receipts.

        The amendments were approved unanimously by the Audit Committee and the Board of Directors on May 4, 2005, and Messrs. Zvi Williger and Joseph Williger did not participate in the meetings of the Audit Committee and the Board of Directors. These amendments were approved by the Company’s shareholders on July 20, 2005.

        On February 15, 2006, in light of the decision of the Israeli Securities Authorities to limit the duration of the aforesaid Management Services Agreements to a period of five (5) years, the Board of Directors of the Company decided to limit the duration of the Management Services Agreements to a period of five (5) years each, both ending five years after the date of their approval by the General Meeting of Shareholders (i.e. July 19, 2010).

        Under the Transfer Agreement described in “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions”, 50% of the Company’s rights and obligations stipulated in the management agreement with Mr. Zvi Williger were transferred to Gold Frost and 20% of the Company’s rights and obligations stipulated in the management agreement with Mr. Joseph Williger were transferred to Gold Frost.

        In August 2000, the Company entered into an employment agreement with Mr. Gil Hochboim, pursuant to which Mr. Hochboim agreed to serve as the Chief Financial Officer of the Company. The agreement provides for a monthly salary of NIS 22,000 (approximately USD 4,780). In addition to this salary, Mr. Hochboim also receives the benefits customarily provided by the Company to its senior employees, including bonuses and the use of a vehicle.

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

Alternate Directors

        The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director. Under the Israeli Companies Law, the directors of the Company cannot appoint an incumbent director or an incumbent alternate director as an alternate director. The term of appointment of an alternate director may be for a specified period, or until notice is given of the termination of the specified period or of the appointment. A Director on a Board Committee may appoint anyone to be his Alternate subject to the potential alternate not being a member of such committee, and if the appointing Director is an External Director then the alternate must be an External Director having suitable financial and accountancy expertise or professional qualifications, as those of the appointing director. Except for the foregoing regarding a committee of the Board of Directors, an External Director cannot appoint an alternate director.

Audit Committee

        Nasdaq Requirements

        The Company’s Ordinary Shares are listed for quotation on the Nasdaq Capital Market, and the Company is subject to the rules of the Nasdaq Capital Market applicable to listed companies. Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Rachel Bar-Ilan, Shai Bazak and David Weiss qualify as independent directors under the current Nasdaq requirement, and are members of the Audit Committee.

Independent Directors

        The Company is a “Controlled Company” within the meaning of the Nasdaq rules since more than 50% of its voting power is held by Willi Food. As a Controlled Company, the Company is exempt from certain Nasdaq independence requirements, such as the requirement that a majority of the Board of Directors be independent and the rules relating to independence of directors approving nominations and executive compensation.

        The responsibilities of the audit committee under the Israeli Companies Law include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.

External Directors under the Israeli Companies Law

        The Israeli Companies Law requires that the Company have at least two external directors on its Board of Directors. The election of an external director under the Israeli Companies Law must be approved by a general meeting of shareholders provided that either: (a) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of such arrangement or (b) the total number of shares voted against such arrangement does not exceed one percent of the aggregate voting rights in the company.

        A “Controlling Shareholder” is defined in the Israeli Companies Law as a shareholder with the ability to control the actions of the company, whether by majority ownership or otherwise, and for the purpose of transactions with related parties, it may include a shareholder who holds at least 25% of the voting rights in the Company, provided that there is no other Shareholder who holds more than 50% of the voting rights in the Company.

        The Israeli Companies Law further requires that at least one external director have financial and accounting expertise, and that the other external director(s) have professional competence, as determined by the company’s board of directors. Under recently enacted regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company’s business.

        An External Director is appointed for a period of three consecutive years and may be re-appointed for one additional three-year period only. Under the Company’s Articles of Association, any committee of the board of directors to which the board of directors has delegated its powers in whole or in part, must include at least one External Director. Under the Israeli Companies Law, the Audit Committee must include all the External Directors.

        The External Directors of the Company are Mr. Shai Bazak, who was appointed as an External Director in August 2003, and Mr. David Weiss, who was appointed as an External Director in August 2004.

Fiduciary Duties of an Officer

        The Israeli Companies Law governs the duty of care and duty of loyalty which an Officer has to the company. An “Officer” is defined in the Israeli Companies Law as a director, general manager, chief executive officer, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and other managers directly subordinate to the general manager.

        The duty of loyalty requires the Officer to avoid any conflict of interest between the Officer’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantages for him or herself or others. This duty also requires him or her to reveal to the company any information or documents relating to the company’s affairs that the Officer has received due to his or her position as an Officer. The duty of care requires an Officer to act in a way that a reasonable Officer would act in the same position and under the same circumstances. This includes the duty to utilize reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information.

        The Directors of the Company are entitled to obtain all information relating to such company’s management and assets and to receive assistance, in special cases, from outside experts at the expense of the company. The law imposes an obligation on the directors of the company to act to convene a meeting of a company’s board of directors upon becoming aware of matters that suggest infringements of law, neglect of good business practice or conduct by an Officer, which may result in a breach of duty of such Officer.

Internal auditor

        Under the Israeli Companies Law, Israeli companies whose securities are publicly traded are also required to appoint an internal auditor, in accordance with the proposal of the audit committee. The role of the internal controller is to examine, inter alia, whether the Company’s actions comply with the law, integrity and orderly business procedures. Mr. Joshua Freund, CPA (Isr), has been the internal auditor of the Company since November 1997.

Indemnification

        In accordance with the Israeli Companies Law and the Company’s Articles of Association, the Company has undertaken to indemnify and insure its directors and senior officers, against certain liabilities which they may incur in connection with the performance of their duties. Under the terms of such indemnification provisions, the Company may, to the extent permitted by law, indemnify an Officer for legal expenses incurred by him in connection with such indemnification.

        On May 4, 2005, the Board of Directors and the Audit Committee of the Board of Directors approved, and on July 20, 2005, the General Meeting of Shareholders approved, the complete restatement of the Company’s Articles of Association in order to conform the Company’s Articles of Association to the revised provisions of the Israeli Companies Law. On May 4, 2005, the Board of Directors and Audit Committee of the Company also approved an exemption in advance to any Director or Officer from any liability to the Company attributed to damage or loss caused by breach of the Director’s or Officer’s duty of care owed to the Company, except for such breach of duty of care in distribution (as such term is defined in the Israeli Companies Law).

        Also, the Board of Directors and the Audit Committee of the Board of Directors approved an irrevocable indemnification of the Officers by the Company with respect to any liability or expense paid for by the Officer or that the Officer may be obligated to pay. On July 20, 2005, the aforementioned exemption and the aforementioned irrevocable indemnification were approved by the shareholders of the Company.

Approval of Related Party Transactions under the Israeli Companies Law

        The Israeli Companies Law requires that an Office Holder promptly disclose any direct or indirect personal interest that he or his affiliates may have, and all related material information known to him, in connection with any existing or proposed transaction by the company. If the Office Holder complies with such disclosure requirements, the company may approve the transaction in accordance with the provisions of its articles of association and the Companies Law. Under the Companies Law, if the Office Holder has a personal interest in the transaction, the approval must confirm that the transaction is not adverse to the company’s interest.

        In most circumstances, the Israeli Companies Law restricts Office Holders who have a personal interest in a matter which is considered at a meeting of the board or the audit committee from being present at such meeting, participating in the discussions or voting on any such matter.

        Generally, under the Israeli Companies Law the compensation of an Officer who is a director, or the compensation of an Officer who holds a controlling interest in the company, requires the approval of the audit committee, the Board of Directors and the general meeting of the shareholders of the company. The Israeli Companies Law also requires that a transaction between the company and its Officer and also a transaction between the company and another person in which an Officer has a personal interest, requires the approval of the Board of Directors if such transactions are not extraordinary transactions, although, as permitted by law and subject to any relevant stock exchange rule. If such transactions are extraordinary transactions (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company’s profitability, assets or liabilities), in addition to audit committee approval, the transaction also must be approved by the Board of Directors, and, in certain circumstances, the shareholders of the Company at a general meeting. Under the Israeli Companies Law, an extraordinary transaction between a public company and a person having control of the company or an extraordinary transaction between a public company and another person, in which a controlling member has a personal interest, must be approved by the audit committee, the Board of Directors and a meeting of the shareholders, provided that either: (a) the majority of shares voted at the meeting, including at least one third of the shares voted by shareholders who do not have a personal interest in the matter and who are present at the meeting, are voted in favor of such arrangement (abstentions shall not be included in the total of the votes) or (b) the total number of shares of the shareholders referred to in clause (a) voting against such arrangement does not exceed one percent of the aggregate voting rights of the company.

        Under the Israeli Companies Law, a private placement to a shareholder becoming a Controlling Shareholder, or a private placement to a principal shareholder (a holder of 5% or more of a company’s issued share capital or voting rights) or due to which a shareholder will become a principal shareholder of at least 20% of the voting rights in the Company before such placement, is also subject to the approval of the Audit Committee, the Board of Directors and a meeting of the shareholders, as specified above. Directors with respect to whom the foregoing matters are brought for Board of Directors or Audit Committee approval are not entitled to be present during discussions of, nor to participate in the vote for approval of, such matters at Board and/or Audit Committee meetings, unless a majority of Audit Committee or Board members, as the case may be, have a personal interest in such matter or the matter involves non-extraordinary transactions between the company and either a Director or a third party in which a Director has a personal interest. The Israeli Companies Law further provides that in the event that a majority of board members have a personal interest in such a matter, it also requires shareholder approval.

D.	EMPLOYEES

        For information regarding the Company's employees see "Item 4". "Information on the Company - B. Business Overview -- Employees".

E.	SHARE OWNERSHIP

        For information regarding the share ownership of Directors and officers of the Company see "Item 7. Major Shareholders and Related Party Transactions".

Options

        As of May 30, 2006, there were no outstanding options to purchase ordinary shares of the Company.

Employee Share Option Plan

        In May 1997, the Board of Directors of the Company adopted an employee share option plan (“the 1997 Plan”), pursuant to which the Company granted options to purchase 180,000 ordinary shares to employees, officers, Directors and consultants of the Company and the subsidiary (including 160,000 options to related parties).

        Of the above, options to purchase 130,000 ordinary shares were granted to Mr. Joseph Williger and Mr. Zvi Williger at an exercise price equal to the nominal value per share of NIS 0.10. The options were exercisable as to 20% every six-month anniversary from the date of grant, on a cumulative basis, during a period of five years. These options were exercised in January 2000.

        Options to purchase 35,000 ordinary shares were held by the Company’s officers and Directors (as a group) and options to purchase 15,000 ordinary shares were held by other employees. The options, granted as of the effective date of the Company’s initial public offering under the Company’s 1997 Share Option Plan, are generally exercisable during a five-year period commencing on the 24th month anniversary from the date of grant, at an exercise price equal to the initial public offering price per share – USD 4.10 per share, which was equal to the fair market value of the shares on the date of the grant. On April 2004, Zvi Williger and Joseph Williger exercised 15,000 options each at an exercise price of USD 4.1 per share. The 1997 Plan was terminated on May 2004, and the remaining 20,000 options expired unexercised.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        The following table sets forth, as of May 30, 2006, the number of Ordinary Shares beneficially owned by (i) each shareholder known to the Company to own more than 5% of the Ordinary Shares and (ii) all directors and officers as a group:

Name and Address	Number of Ordinary Shares Beneficially Owned		Percentage of Ordinary Shares

Willi Food (1)	6,372,904		73.98%
Joseph Williger (1)(2)	6,372,904	(2)	73.98%
Zvi Williger (1)(2)	6,535,914	(2)	75.87%
All directors and officers as a group (2 persons)	6,535,914	(2)	75.87%

(1)	Willi Food’s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi Food are located at 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel. The business address of each of Messrs. Joseph Williger and Zvi Williger is c/o the Company, 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel.

(2)	Includes 6,372,904 Ordinary Shares owned by Willi Food. Messrs. Zvi Williger and Joseph Williger serve as directors and executive officers of Willi Food and of the Company. Under Israeli law, Mr. Zvi Williger is deemed to be the controlling shareholder of Willi Food and has the ability to control the Company’s management and policies, including matters requiring shareholder approval such as the election of directors. Under Israeli law, Mr. Joseph Williger, who owns approximately 17.5% of the Ordinary Shares of Willi Food, is not deemed to be a member of a group with Mr. Zvi Williger or a controlling shareholder of the Company.

All of the shareholders of the Company (including Willi Food) have the same number of votes for each ordinary share held. Accordingly, the major shareholders of the Company, Willi Food, do not have voting rights that are different from those of the Company’s other shareholders. The Company believes that 2,079,086 Ordinary Shares (approximately 24.13% of its outstanding Ordinary Shares) are held by persons who are not officers, directors or the owners of 10% of the Company’s outstanding Ordinary Shares. As of May 15, 2006, there were 16 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record, including a part of the Company’s shares held by Willi Food through brokers, represented approximately 60.5% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

B.	RELATED PARTY TRANSACTIONS

Employment Agreements; Management Service Agreements.

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

        The employment agreements were for a period of four years commencing April 1997, and were automatically renewed in April 2001 for an additional two years and were automatically renewable for additional terms of two years each unless either party notified the other, six months prior to the expiration of the employment period of its/his intention not to renew the agreement. If the Company terminated the agreements prior to the expiration of the employment period, it would have been required to pay to each of the above-mentioned related parties all amounts due to it under the agreements through the end of the employment period.

        The employment agreements provided for a monthly remuneration, in NIS, equal to USD 17,500 to each of the above-mentioned related parties and an annual bonus for the 1997 fiscal year and thereafter of 3% of the Company’s consolidated pre-tax annual profits (if such profits are equal to or less than NIS 3 million, approximately USD 0.7 million), or 5% (if such profits exceed this level) (hereafter: the “annual bonus”). The agreements also provided for managers’ insurance, paid annual vacation, paid annual sick leave, social security, study fund, the use of a motor vehicle and reimbursement of expenses. In addition, the agreements include confidentiality undertakings and non-competition provisions.

        In June 1998, the Company entered into management service agreements with the above-mentioned related parties through Williger Management Companies. The management service agreements replaced the employment agreements entered into in April 1997. The management service agreements were for a period of four years commencing June 1998, were renewed in June 2002 for two years and were automatically renewed in June 2004 for an additional period of two years. The management fees are USD 24,500 a month (excluding VAT) paid to each of the Williger Management Companies. In addition, according to the management service agreements, each of the Williger Management Companies is entitled to an annual bonus as provided in the employment agreements for the year 1998 and thereafter, as described above. These agreements include a non-compete provision for the term of the agreement as well as a confidentiality provision that applies during the term of the agreement and thereafter.

        On May 4, 2005, the Audit Committee and the Board of the Company, resolved to amend the provisions of the two above-mentioned agreements. The amendments were approved by the shareholders of the Company at the General Meeting of Shareholders that convened on July 20, 2005. Please refer to “Item 6. Directors, Senior Management and Employees – B. Compensation – Management Service Agreements” for more detail regarding the amendments.

        Under the Transfer Agreement described below, 50% of the Company’s rights and obligations stipulated in the management agreement with Mr. Zvi Williger were transferred to Gold Frost and 20% of the Company’s rights and obligations stipulated in the management agreement with Mr. Joseph Williger were transferred to Gold Frost.

Lease

        The Company’s principal executive offices are situated at a leased facility in the northern industrial zone of Yavne, at 3 Nahal Snir St., Israel, 35 km south of Tel-Aviv. These premises serve as the Company’s logistic center for warehousing and distribution of food products as well. The Yavne facility is leased by the Company from Titanic, a private Israeli company controlled by Messrs. Joseph Williger and Zvi Williger. See “Item 4. Information on the Company – D. Property, Plants and Equipment” for a description of the terms of this lease.

        In August 2005, the Company purchased from Titanic a plot of 19,000 square meters (approximately 171,000 square feet) for the construction of a new logistic center the size of 8,600 square meters (approximately 77,400 square feet) pursuant to the approval of the Board of Directors, the Audit Committee of the Board of Directors and the shareholders of the Company. The plot is situated in the northern industrial zone of Yavne, and the new logistic center will replace the Company’s current logistic center (which the Company leases from Titanic). See “Item 4. Information on the Company – D. Property, Plants and Equipment” for more information.

Services to Willi Food

        The Company has been providing certain services to Willi Food on an on-going basis since the Company’s commencement of operations, including office space and certain management, financial and administrative services. On April 1, 1997, the Company entered into a service agreement with Willi Food, which become effective as of May 19, 1997, the effective date of the Company’s initial public offering. Pursuant to this agreement, Willi Food is entitled to manage its operations from the Company’s executive offices in Yavne, including use of office facilities.

        The Company also agreed to provide Willi Food with accounting and secretarial services. In consideration for the use of the Company’s facilities and such other services, Willi Food agreed to pay the Company a monthly fee equal to NIS 5,480 (USD 1,190) plus VAT. This fee is payable quarterly and is linked to the Israeli CPI. The agreement is for an unlimited term, and is mutually terminable upon three months prior notice. The Company believes that the fees for these services and the terms of such agreement are no less favorable to it than could be obtained from an unaffiliated third party.

        As of April 1, 1997, the Company and Willi Food entered into an agreement pertaining to the allocation of corporate opportunities which may arise from time to time. The agreement provides that Willi Food will make available and provide a right of first refusal to the Company with regard to any corporate opportunity offered to Willi Food, which relates to the food business.

        On March 31, 2003, the Board of Directors of the Company authorized Willi Food to participate in the import license lottery of the Israeli Ministry of Industry and Trade, provided that Willi Food agreed that if it wins an import license it will: (i) coordinate with the Company the items of merchandise to be imported using the import license; and (ii) in consideration for the transfer of the merchandise that is imported using the import license, the Company will sell the merchandise, retaining 20% of the selling proceeds for itself and transferring the balance, if any, to Willi Food. The Board of Directors of the Company determined that this arrangement is not an extraordinary transaction. In 2005, the amount retained by the Company pursuant to this arrangement was NIS 438 thousand (USD 95 thousand).

Transfer Agreement

        Pursuant to the provisions of a Transfer Agreement, dated February 16, 2006, and effective as of January 1, 2006, the Company and Gold Frost agree to cancel their earlier agreement dated May 2001 (and amended in January 2002) under which the Company was to store and market the food products imported by Gold Frost through the Company for a commission of 20% (which changed from 15% since 2002) of the total monthly sales of Gold Frost’s products, which were sold by the Company within that month. Because Gold Frost desired to store, market, sell and distribute its products on its own commencing January 1, 2006, the Company agreed to transfer to Gold Frost employees, equipment and various rights that would allow Gold Frost to store, market, sell and distribute its products on its own. The Company continues to provide certain services to Gold Frost, such as collection of payments from customers and others. Effective January 1, 2006, the following were transferred from the Company to Gold Frost:

        Employees: Sixteen employees ceased to be employees of the Company and became employees of Gold Frost. All the employees agreed to such transfer provided that all their rights due to their employment period with the Company passed to Gold Frost. The Company paid to Gold Frost the amount of NIS 47,927 (USD 10,412) in respect of sums due to the employees for unused vacation days and accumulated recuperation pay. Because the Company had not made all the required payments to the managers’ insurance of certain employees, the Company agreed to pay any missing amounts to Gold Frost if and when relevant when the employer-employee relationship between Gold Frost and the employees terminates.

        Equipment: The Company sold to Gold Frost the ownership in certain trucks and other machines.

        Storage: The parties agreed that the existing lease agreement between the Company and Menrav Tashtiot Ltd. (“Menrav”) in respect of storage facilities that are used to store Gold Frost products would continue until its expiration in April 2006. Until such expiration, the amounts payable by the Company to Menrav with respect to these storage facilities were reimbursed by Gold Frost. After expiration of the agreement, the parties would act towards the renewal of the agreement and the assignment of all the rights and obligation of the Company’s rights under the agreement to Gold Frost.

        Logistic Center: The parties agreed to enter into a lease agreement pursuant to which Gold Frost would lease certain cooling chambers located in the logistic center to be established by the Company.

        Sales Activities: The sale personnel of Gold Frost would be responsible for the sales activities in respect of the Gold Frost products. However, since until the date of the agreement such sales activities were performed by the Company and in order to allow Gold Frost to benefit from the Company’s experience and reputation among customers, sales of Gold Frost’s products in Israel will be made through the Company. Gold Frost’s products would be sold to the Company and then sold to customers of Gold Frost. The Company would be responsible for billing and collecting payments from customers, and will then transfer all collected payments to Gold Frost. Although the Company would, in fact, purchase the products from Gold Frost, all risks connected with the collect of payments from customers would be borne by Gold Frost.

        Additional Services: The Company agreed to provide certain services to Gold Frost including, among others, professional services (such as legal services, accountants and directors insurance), communication, office maintenance (such as courier services, electricity and others) and other. In consideration for such services, Gold Frost would pay the Company a certain amount based on a pro-rata amount of the management and general expenses of the Company as they appear in the audited financial statements of the Company.

        The Directors: The Company assigned to Gold Frost 50% of its rights and obligations under its agreement with the management agreement of Mr. Zvi Williger and 20% of its rights and obligations under the management agreement of Mr. Joseph Williger. Consequently, the management company of Mr. Zvi Williger would provide to Gold Frost 50% of its management services that were previously provided to the Company, and the management company of Mr. Joseph Williger would provide to Gold Frost 20% of its management services that were previously provided to the Company. The parties further agreed that Gold Frost would pay the management company the annual bonus from its pre-tax annual profits, and the Company would pay the management company its annual bonus after deducting the annual bonus paid by Gold Frost.

        Term and termination: The agreement is terminable at any time by Gold Frost by a six-month prior written notice and by the Company by a twelve-month prior written notice.

Lease agreement for Logistics Center

        The Company and Gold Frost are parties to a lease agreement with respect to the Company’s new logistic center established by the Company, located in Yavne, Israel. The Company agreed to lease to Gold Frost cooling chambers of 1,445 m² located in the aforementioned logistic center for a period of 24 years and 11 months. The lease period may be shortened by a six-month prior notice from Gold Frost or by a twelve-month prior notice from the Company. Gold Frost is to pay the Company rental fees in the amount of USD 18,084 + VAT per month, payable on the first day of each quarter in respect of the coming three months, and Gold Frost will also pay all taxes usually imposed on lessees and expenses such as electricity, water, gas, insurance and others related to its use of the cooling chambers.

C.	INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        The financial statements required by this item are found at the end of this report, beginning on page F-1.

Dividend Policy

        On November 21, 2005, the Board of Director of the Company declared a cash dividend of US$ 0.12 per share (USD 1,034 thousand) payable to its shareholders of record as of January 11, 2006. The cash dividend was paid on January 25, 2006. Apart from the abovementioned, the Company has never declared or paid cash dividends on its ordinary shares. The Company may declare cash dividends in the future, depending on its financial and operational condition and on its expansion strategy.

Legal Proceedings

1.	A lawsuit was filed in December 2001 against 29 importers/producers of food products, including the Company, for an amount totaling NIS 500 million (USD 108 million). Concurrently, the plaintiffs filed a request for an exemption from the court fee. Following the court’s rejection of the plaintiffs’ request for the noted fee exemption and their failure to pay such fee, the court dismissed the case.

In January 2004 the abovementioned plaintiffs filed a new lawsuit against the 29 noted importers/producers for NIS 1 billion (USD 217 million). Again, a request was made concurrently for an exemption from the court fee that was rejected by the court. The Company’s legal counsel believes that the plaintiffs are unlikely to stand a reasonable chance for prevailing, and until the fee issue is settled this matter should not be regarded as a real claim.

2.	A lawsuit was filed in June 2004 against the Company and a Company subsidiary in respect of their marketing and distribution of products manufactured by Arla. The plaintiffs alleged that the defendants marketed products bearing a commercial tag in which the plaintiffs have rights. The plaintiffs requested a court injunction prohibiting the Company and its subsidiary from marketing these products as well as an indemnification of NIS 100 thousand. Concurrently, a counterclaim was filed by Arla against the plaintiffs, alleging misrepresentation, breach of fiduciary duties, exceeding authorization and breach of its rights in an intellectual property. In March, 2005 the court decided, in a temporary order, that the intellectual property rights of the above mentioned tags belong apparently to Arla, forbade the marketing of products under those tags by the plaintiff and instructed the plaintiff to collect products which were labeled with those tags or commercial name from plaintiff’s distributors. The Company committed itself to compensate the plaintiff for all damages derived from the temporary order if the court ultimately decides that the intellectual property rights of the above mentioned tags belong to the plaintiff. The Court’s decision limits the probability that the lawsuit will be filed against the Company. It is impossible to quantify the damage to the plaintiffs due to the temporary order or to evaluate the Company’s exposure, but the Company believes that it may be insignificant.

3.	On or about October 11, 2005, Vitarroz Corp. commenced a civil action in the Superior Court of New Jersey, Law Division, Hudson County, against Willi USA Holdings, Inc. (an inactive subsidiary of the Company), the Company and Zvi Williger (collectively, the “Defendants”) due to a dispute concerning the press release announcing the termination of the proposed acquisition of the Vitarroz business by the Company. On or about November 14, 2005, the Company removed the matter from the Superior Court to the United States District Court for the District of New Jersey. The complaint was subsequently amended and, as amended, alleges breach of contract, defamation, breach of covenants of good faith and fair dealing, fraudulent inducement and tortuous interference with contractual relations and prospective economic advantage. Defendants have not responded to the allegations in the complaint. Recently, the parties agreed to submit the claims which are the subject of the complaint to binding arbitration and, at the same time, to also submit to arbitration (i) those claims that Defendants have against plaintiff and related third parties, and (ii) those claims which the Company has asserted against Vitarroz in an action now pending in Israel regarding the breach of an agreement executed by the Company and Vitarroz, pursuant to which Vitarroz undertook to supply its products to the Company. Defendants believe that Vitarroz’s allegations are without merit, and they intend to vigorously defend against such claims. The Company also intends to aggressively pursue their affirmative claims.

        Other than as stated above, there are no pending or, to the Company’s knowledge, threatened legal proceedings, the outcome of which, in the Company’s view, would have a material adverse affect on the Company’s consolidated financial position.

        For information concerning taxes to which stockholders in the United States may be subject, see “Item 10.Additional Information- Taxes”.

B.	SIGNIFICANT CHANGES

        We are not aware of any significant changes bearing upon our financial condition since the date of the audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

        Our ordinary shares have been traded on the Nasdaq Stock Market under the symbol “WILCF” since May 19, 1997. On March 15, 2006, the ticker symbol of our ordinary shares was changed to “WILC”. The warrants that were issued as part of our initial public offering in May 1997 expired in May 2000.

        The following table sets forth for the periods indicated the closing representative high and low bid quotations of our ordinary shares as reported by Nasdaq and adjusted according to the split by bonus share which took place on December 2004. The bid quotations are expressed in United States Dollars and are not adjusted for retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.

Calendar Period	Ordinary Shares
	High	Low

2006
First Quarter	5.51	3.23
Second Quarter (through May 30, 2006)	8.04	5.30
2005	8.47	3.00
First Quarter	8.47	3.61
Second Quarter	6.10	4.35
Third Quarter	5.35	3.44
Fourth Quarter	3.99	3.00
2004	4.24	1.73
First Quarter	1.99	1.73
Second Quarter	2.60	1.90
Third Quarter	2.69	1.93
Fourth Quarter	4.24	2.46
2003	1.79	0.62
2002	2.00	0.94
2001	2.06	0.90

May 2006 (through May 30, 2006)	8.04	6.25
April 2006	6.61	5.30
March 2006	5.51	4.93
February 2006	4.95	3.85
January 2006	4.30	3.23
December 2005	3.90	3.10

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

        In May 1997, our ordinary shares began trading on the Nasdaq Capital Market under the symbol “WILCF”. On March 15, 2005, the Company’s NASDAQ ticker symbol was changed to “WILC”.

D.	SELLING SHAREHOLDERS

        Not applicable.

E.	DILUTION

        Not applicable.

F.	EXPENSES ON THE ISSUE

        Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

        Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Purposes and Objects of the Company

        We are a public company registered under the Israeli Companies Law as G. Willi-Food International Ltd., registration number 52-004320-9.

        Pursuant to Article 6 of our articles of association, we were formed for the purpose of importing, exporting and marketing products and other commodities. Our Board of Directors is empowered to embark on or withdraw from any business in which we deal. Under our articles of association, our Board of Directors is entitled to donate reasonable amounts to worthy causes, even if such donation is not within the framework of our business considerations.

The Powers of Directors

        The powers of a Director to vote on a proposal, arrangement or contract in which such Director is materially interested is limited by the relevant provisions of the Israeli Companies Law. In addition, the power of the Directors to vote compensation to themselves or any members of their body requires the approval of the Audit Committee and the shareholders at a general meeting, in addition to the approval of the Board of Directors. Compensation and indemnification of expenses of External Directors must be in accordance with the applicable provisions of the Israeli Companies Law.

        The Israeli Companies Law and our Articles of Association require that a Director or Office Holder promptly disclose, either at a board meeting or by way of a general notice, any personal interest that he or she may have and all related material information know to him or her in connection with any existing or proposed transaction by the Company. In addition, if the transaction is an extraordinary transaction (as defined in the Israeli Companies Law), the member of the Board of Directors or Office Holder, must also disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing.

        Once the Director or Office Holder complies with the above disclosure requirements, the Company may approve the transaction in accordance with the provisions of the Articles of Association. If the transaction is with a third party in which the member of the Board of Directors or Office Holder has a potential interest, the approval must confirm that the transaction is not adverse to the Company’s interest. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the Articles of Association, it also must be approved by the Audit Committee and then by the Board of Directors, and, under certain circumstances, by a meeting of the shareholders of the Company. See “Item 6. Directors, Senior Management and Employees – 6C. Board Practices – Approval of Related Party Transactions under the Israeli Companies Law”.

        Directors with respect to whom the foregoing matters are brought for Board of Directors or Audit Committee approval are not entitled to be present during discussions of, nor to participate in the vote for approval of, such matters at Board and/or Audit Committee meetings, unless a majority of Audit Committee or Board members, as the case may be, have a personal interest in such matter or the matter involves non-extraordinary transactions between the company and either a Director or a third party in which a Director has a personal interest. The Israeli Companies Law further provides that in the event that a majority of board members have a personal interest in such a matter, shareholder approval is also required.

        The Articles of Association provide that the Board of Directors, subject to the Israeli Companies Law, may, at its discretion from time to time in accordance with the needs of the Company, make decisions to borrow and/or obtain credit facilities in any amount and to secure the repayment thereof either by mortgage, charge or other security on the Company’s undertakings or on its property, in whole or in part (both existing and future) including the share capital of the company which is, at the time, uncalled.

        Subject to applicable provisions of the Israeli Companies Law regarding matters that the Board of Directors may not delegate to a committee, or matters for which a committee may only make recommendation to the Board of Directors, the Board of Directors may delegate its powers to committees consisting of at least three (3) Directors, including at least one External Director. A resolution passed or an action taken by a directors’ committee has the same validity as a resolution passed or an action taken by the Board of Directors, unless otherwise specifically expressed in the resolution of the Board of Directors that established said committee.

Rights Attached to Shares

        The Company is authorized to issue 49,893,520 Ordinary Shares, par value NIS 0.1 and 106,480 Preferred Shares, par value NIS 0.1, each ranking pari passu. The Company may alter the share capital of the Company in accordance with the provisions of the Israeli Companies Law and the Articles of Association. The rights attached to the Company’s Shares are as follows:

Dividend Rights

        Holders of Ordinary Shares are entitled to participate pari passu with all other shareholders of the Company’s Ordinary Shares in any distribution of a dividend, whether in cash, assets, or in any other legal form, declared, as well as the right to participate pari passu with all other holders of our Ordinary Shares in the distribution of bonus shares resolved by the Company. The Articles of Association note that a shareholder shall not be entitled to receive a dividend or bonus shares as above, and shall not be entitled to exercise any right as a shareholder unless he has paid in full all notices of call delivered to him, together with linkage differences, interest and expenses owed, as applicable, on calls which have not been paid by him on time.

Voting Rights

        Holders of Ordinary Shares of the Company have the right to receive notices of general meetings of the Company, to be present, and to participate and vote therein. Each holder of Ordinary Shares in the Company has the right to one vote per share in the general meetings of the Company on all matters submitted to a vote of shareholders. A shareholder may vote in person, via proxy, or by means of a written form (“voting instrument”) described in the Articles of Association. Any resolution of the Company in a general meeting shall be deemed duly passed if passed by a simple majority of registered shareholders present and voting, unless a different majority is required by the Israeli Companies Law or the Articles of Association.

        Under the Articles of Association, the Directors are elected annually by the registered shareholders at the annual meeting. Directors hold office until the conclusion of the next annual meeting or until their earlier removal or resignation. In addition, at least two (2) External Directors who comply with the qualifications described in the Israeli Companies Law must serve on the Board of Directors. External Directors are appointed by a majority vote at a general meeting, provided that: (i) the majority vote includes at least one-third of the total number of the voted of the non-controlling shareholders voting at the meeting, with abstentions not taken into consideration in calculating the total number of the non-controlling shareholders, and (ii) the total number of non-controlling shareholders voting against the resolution appointing an External Director is not more than 1% of the overall voting rights in the Company. External Directors are appointed for a term of three (3) years and their office may be extended by a resolution of the general meeting for an additional three (3) years. An External Director may be removed from office only in accordance with the relevant provisions of the Israeli Companies Law.

        If no Directors are elected at an annual meeting, then the persons who served as Directors immediately prior to the annual meeting will continue to serve as directors unless otherwise determined by the annual meeting or by the Board of Directors. A Director who has ceased to serve in office is eligible for reelection. The Board of Directors has the power to appoint additional Directors to fill a vacancy, so long as the number of directors will not exceed a number of Directors approved at a general meeting. Any Director so appointed will hold office until the conclusion of the next annual meeting unless he is removed or resigns earlier.

Rights in the Company’s Profits

        The shareholders of the Company have the right to share in the Company’s profits distributed as a dividend and any other permitted distribution. See “Dividend Rights” above.

Rights in the Event of Liquidation

        Holders of Ordinary Shares are entitled to receive any return of capital, pari passu, with all other ordinary shareholders, upon the dissolution of the Company. Holders of Ordinary Shares are also entitled to participate, pari passu, with all other Ordinary Shareholders in the distribution of the surplus of the Company’s assets available for distribution in the event of dissolution of the Company which remain after the Company has paid the holders of Ordinary Shares all amounts payable as return of capital.

Liability to Further Capital Calls by the Company

        If the terms of allotment of any shares of the Company do not specify a particular date for the payment of all of the consideration which is to be paid therefore, or any part thereof, our board of directors may, from time to time, as it deems fit, make calls on the shareholders in respect of the amounts not yet paid for their shares, whether on account of the par value of the shares or on the account of the premium, and each shareholder shall be obligated to pay the Company the amount so demanded from him not later than the date of payment set forth in the notice containing the call. Shareholders shall be given prior notice of at least fourteen (14) days in respect of any call. In the event that amounts set forth in the call have not been paid in whole or in part as of the date of payment set forth in the call, the shareholders shall be obligated to pay linkage differences or interest (or both) on the outstanding amounts, as determined by the Board of Directors.

Changing Rights Attached to Shares

        Under the Articles of Association, the Company may, by resolution of a general meeting, vary the rights attached to any class of shares on the Company’s stamp or its printed name (unless otherwise determined in the terms of issue of the shares of such class), after obtaining the written consent of the holders of the majority of the issued shares of said class or with the approval of a resolution duly passed at a class meeting of the holders of such class of shares.

Annual and Extraordinary Meetings

        The Board of Directors must convene an annual meeting at least once every calendar year, within fifteen months of the preceding general meeting, at a place prescribed by the board so long as it is in the State of Israel. Per the Articles of Association and subject to the provisions of the Israeli Companies Law, notices to shareholders regarding the convocation of a general meeting are to be published in two daily Hebrew language newspapers circulated in Israel. Notice need not be served to our shareholders on an individual basis.

        The Board of Directors will convene a special, extraordinary meeting upon receipt of a written request from either (i) two directors or 25% of the total number of directors; (ii) one or more shareholders holding at least 5% of the issued share capital and at least 1% of the shareholders’ voting power; or (iii) one or more shareholders holding no less than 5% of our issued voting shares. If the Board is required to convene an extraordinary meeting, it shall convene it at a time which is at least 21 days, but not longer than 35 days after the date of the notice of convening such meeting. In the event that the board of directors does not convene an extraordinary meeting within the timeframe set forth above, those that submitted the request for such meeting, or part of them representing more than one-half of the voting rights of all of them, may convene the extraordinary meeting themselves, provided that such meeting is held within three months of the time when the extraordinary meeting was requested.

Limitations on the Rights to Own Securities

        The Articles of Association do not place limitations on the rights to own securities. Under the Articles no limitations apply to the transfer of shares in the Company and the number of shareholders is unlimited.

Changes in the Company’s Capital

        Changes in the capital of the Company are subject to the approval by ordinary majority of the shareholders at a general meeting, Shareholders may resolve to increase the authorized share capital; consolidate our share capital and divide it into shares of greater value than existing shares; divide existing shares into shares of lesser value; cancel any authorized share capital which has not yet been allotted (provided there is no undertaking to allot such share capital); or reduce the capital by way of a distribution if such distribution has been approved by a court, in accordance with the relevant provisions of the Israeli Companies Law. If the shareholders resolve to increase the share capital, the new shares will be subject to the same provisions applicable to the shares of the original capital.

        Neither the Memorandum of Association nor Articles of Association of the Company nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel.

C.	MATERIAL CONTRACTS

        Set forth below are summaries of our material contracts. Because these are summaries, they are qualified by reference to the actual agreements, which are attached as exhibits to this Annual Report.

        Placing Agreement. In connection with the initial issuance to the public by Gold Frost on the London AIM market, the Company entered into a Placing Agreement, dated March 2, 2006, with Gold Frost, certain officers of Gold Frost and Corporate Synergy, the placement agent for the issuance, pursuant to which Corporate Synergy agreed to use its reasonable endeavors to procure subscribers for the shares in the issuance. Gold Frost agreed to pay Corporate Synergy a commission on the gross proceeds of the Placing and a corporate finance fee, together in each case with any applicable VAT, as well as certain other costs and expenses of, or incidental to, the issuance. The parties, including the Company, gave various warranties and indemnities to Corporate Synergy as to, although the liability of the Company was limited to £ 250,000 sterling (approximately NIS 2 million).

        Relationship Agreement. The Company, Gold Frost, Willi Food, Zvi Williger and Joseph Williger are party to a Relationship Agreement, dated February 28, 2006, pursuant to which the Company, as a controlling shareholder, and its controlling shareholders have given certain undertakings to Gold Frost. Under the agreement, the Company undertook to Gold Frost to exercise all voting rights and powers of control available to it in relation to Gold Frost in order that:

        (i) Gold Frost is capable of carrying on its business independently of the Company;

        (ii) all transactions, agreements or arrangements entered into between Gold Frost, the Company and its “associates” (as defined in the agreement) will be made at arm’s length and on a normal commercial basis, or as otherwise approved in accordance with Israeli law;

        (iii) no variations will be made to Gold Frost’s articles of association which would be contrary to the maintenance of Gold Frost’s ability to carry on its business independently of the Company;

        (iv) each proposed related party transaction between any of the Company, the “Controlling Parties” (which consist of Willi Food, Zvi Williger and Joseph Williger) or any of their associates, on the one hand, and Gold Frost or any subsidiary thereof, on the other hand, will be considered on behalf of Gold Frost by its Board of Directors as a whole (or by committee of the Board that has at least one non-executive director present throughout) and the Company nor any of its associates will seek to influence the consideration of such matter by the Board (or the committee) in such a way as to further the interests which are or are potentially in conflict with the interests of Gold Frost or any subsidiary thereof;

        (v) in the event that a conflict of interest or potential conflict of interest exists or is likely to arise between any of the Company, the Controlling Parties or any of their associates, on the one hand, and Gold Frost or any subsidiary thereof, on the other hand, disclosure of such conflict shall be made to the board of Gold Frost and any decision by the board of Gold Frost shall be taken by the board but excluding any director who is the Company, any Controlling Party or any of their associates or appointed by the Company or any Controlling Party,

        (vi) the independence of the board of Gold Frost is maintained so as to enable independent decisions as to the enforcement of the agreement to be taken independently of the Company, any of the Controlling Parties or any of their associates, and

        (vii) the provisions of the agreement will be observed. The Company had also undertaken to Gold Frost not to undertake any activity, which would conflict with Gold Frost and would render Gold Frost incapable of carrying on its business independently.

        The agreement will terminate if the Company ceases to hold 30% or less of the share capital of Gold Frost.

        Lock-In Agreement. Pursuant to the terms of a Lock In Agreement, dated March 2, 2006, between the Company, Gold Frost, Corporate Synergy, Joseph Williger, Zvi Williger and Gil Hochboim, the Company and the executive directors agreed not to dispose of the legal or beneficial ownership or any interest in the Ordinary Shares held by them at admission of the Gold Frost shares on the AIM for a period of 12 months following such admission, subject to certain exceptions. These exceptions include (i) transfer to a connected person of the Company, (ii) transfer to any person acting as a trustee of a trust created by the Company, (iii) accepting a general offer made to the shareholders of Gold Frost to acquire all the issued Ordinary Shares, and (iv) to any compromise or arrangement under section 425 of the Companies Act or to any scheme or reconstruction under section 110 of the Insolvency Act 1986. The Company and the executive directors also undertake for a further 12 months that any disposal by them of the legal or beneficial ownership or any interest in the Ordinary Shares held at admission would be conducted through Gold Frost’s broker from time to time on an orderly market basis, subject to certain exceptions.

        For information with respect to the Company’s other material contracts, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

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

        The following is a summary of the material current tax laws of the State of Israel as they relate to the Company and its shareholders. This section also contains a discussion of some Israeli tax consequences to persons who hold or who will acquire our ordinary shares. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include banks, financial institution, insurance companies and securities dealers, or persons that own, directly or indirectly, 10% or more of our outstanding voting rights, or foreign company if Israeli residents hold 25% or more of their shares or have the right to 25% or more of their income or profit, and also, all of whom are subject to special tax regimes not covered in this discussion.

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

        Potential investors and each holder of our ordinary shares is advised to consult his or her own tax advisor with respect to the specific tax consequences to him or her of purchasing, holding or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign income and other tax laws in his or her particular circumstances.

General Corporate Tax Structure

        Israeli companies are generally subject to corporate tax at the rate of 31% of their taxable income in 2006. The rate was 34% for 2005, and is scheduled to decline to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

Special Provisions Relating to Taxation under Inflationary Conditions

        Taxation under the Income Tax Law (Adjustment for Inflation), 1985 (the “Adjustment for Inflation Law”) was designed to neutralize the erosion of capital investments in businesses and to prevent tax benefits resulting from the deduction of inflationary financial expenses. The law applies a supplementary set of inflationary adjustments to the normal taxable profit computed according to regular historic cost principles. Generally, the Inflationary Adjustments Law provides tax deductions and adjustments to depreciation deductions and tax loss carry forwards to mitigate the effects resulting from an inflationary economy.

        The Inflationary Adjustments Law is highly complex. Its principal features can be described as follows:

—	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

—	Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

—	Subject to specified limitation, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

        The Israeli Income Tax Ordinance and regulations promulgated there under allow Foreign-Invested Companies, to adjust their tax returns based on exchange rate fluctuations of the shekel against the US Dollar rather than changes in the Israeli Consumer Price Index or “CPI”, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company in which more than 25% of the share capital in terms of rights to distributions, voting and appointment of directors, and of the combined share capital, including shareholder loans and capital notes, is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the US Dollar exchange rate cannot change that election for a period of three years following the election. We adjust our tax returns based on the changes in the Israeli CPI.

Taxation of the Company Shareholders

Dividends

—	Israeli resident – The distribution of dividend income to Israeli residents who purchased our Shares, will generally be subject to income tax at a rate of 20% (in 2006) for individuals (25% if the dividends receipt is a “significant shareholder” (inter alia, more than 10% of our outstanding voting rights during the 12 months prior to a dividend distribution)) and will be exempt from income tax for corporations.

—	Non Israeli resident – non Israeli resident (both individual and corporation) are generally subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 20% (25% if the dividends receipt is a “significant shareholder” (see aforementioned), which tax will be withheld at source. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. resident is 25%.

Capital Gains

        Israeli law imposes a capital gains tax on the sale of capital assets, by an Israeli resident and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including securities held by the Company and shares of the Company sold by holders thereof. The Israeli Tax Ordinance distinguishes between the ‘Real Gain’ and the ‘Inflationary Surplus’.

        Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the Israeli CPI between the date of purchase and the date of sale. Inflationary Surplus, that accrued after December 31, 1993, is exempt from tax.

Capital Gains Taxes Applicable to Israeli Shareholders

        Real Gains derived from the disposal after January 1, 2003 of an asset purchased prior to this date will be subject to capital gains tax at a blended rate. The regular corporate tax rate of 31% (In 2006) and a marginal tax rate of up to 49% (in 2006) for individuals will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at a 25% rate for corporations (31%, in 2006, if the corporation are subject to the Inflationary Adjustments Law) and 20% for individuals (25% if the shareholder is a “significant shareholder” (see aforementioned), or if the shareholder claims a deduction of financing expenses).

        The Real Gain accrued at the sale of an asset purchased on or after January 1, 2003 will be tax as follows:

—	20% rate for individuals (25% if the shareholder is a "significant shareholder" (see aforementioned), or if the shareholder claims a deduction of financing expenses); and

—	25% for corporations (which are not subject to the Inflationary Adjustments Law).

Capital Gains Taxes Applicable to Non-Israeli Shareholders

        Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation. In addition, the U.S.- Israel Tax Treaty exempts U.S. residents who hold an interest of less than 10% in an Israeli company, and who held an interest of less than 10% during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale.

U.S. Federal Income Tax Considerations

        Subject to the limitations described herein, the following discussion describes the material U.S. federal income tax consequences to a U.S. holder of the purchase, ownership and disposition of our ordinary shares where the U.S. holder will own our ordinary shares as capital assets. A U.S. holder is a holder of our ordinary shares who is:

—	An individual citizen or resident of the United States for U.S. federal income tax purposes;

—	a corporation or partnership (or other entity taxable as a corporation or partnership for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

—	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

—	a trust (i) if, in general, a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

        Material aspects of U.S. federal income tax relevant to a holder of our ordinary shares that is not a U.S. holder (a “non-U.S. holders”) are also discussed below. This discussion considers only U.S. Holders that will own our ordinary shares as capital assets and is not a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase our ordinary shares.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder in light of such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

—	are broker-dealers or insurance companies;

—	have elected mark-to-market accounting;

—	are tax-exempt organizations or retirement plans;

—	are financial institutions or financial services entities;

—	hold their shares as part of a straddle, hedge or conversion transaction with other investments;

—	acquired their shares upon the exercise of employee stock options or otherwise as compensation;

—	are, or hold their shares through, partnerships or other pass-through entities;

—	own directly, indirectly or by attribution at least 10% of our voting power; or

—	have a functional currency that is not the dollar.

        In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws or the possible application of United States federal gift or estate tax.

Taxation of Dividends Paid on Ordinary Shares

        Subject to the discussion below under “Tax Consequences if we were a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. holder’s basis in our ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our ordinary shares. The dividend portion of such distribution generally will not qualify for the dividends received deduction otherwise available to corporations.

        Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do; in such case the dividend will be taxed at ordinary income rates.

        Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder (including any Israeli taxes withheld therefrom) will be includible in the income of a U.S. holder in a dollar amount calculated by reference to the exchange rate on the date of the distribution. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into dollars after the date of distribution will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

        U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but the amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include rules that limit foreign tax credits allowable for specific classes of income to the U.S. federal income taxes otherwise payable on each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income.

        A U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares:

—	if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend; or

—	to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property.

        Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes.

Taxation of the Disposition of Ordinary Shares

        Subject to the discussion below under “Tax Consequences if we were a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the shares, and the amount realized on the disposition. A disposition of shares will be considered to occur on the trade date, regardless of the holder’s method of accounting. Capital gain from the sale, exchange or other disposition of our ordinary shares held more than one year will be long-term capital gain, and may, in the case of individual U.S. holders, be subject to a reduced rate of taxation. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

        A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss if he or she has elected to use the settlement date to determine its proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if we were a Passive Foreign Investment Company

        If we were a Passive Foreign Investment Company (“PFIC”), each U.S. holder would (unless it timely made an election to be taxed currently as a “qualified electing fund (“QEF”)) be taxable on gain recognized from the disposition of ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain distributions with respect to ordinary shares as if such income had been recognized ratably over the U.S. holder’s holding period for the ordinary shares. Tax would be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, U.S. holders who acquire our ordinary shares from decedents (other than nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

        Generally, we would be a passive foreign investment company, or a “PFIC”, for a taxable year if (taking into account certain “look-through” rules with respect to the income and assets of our subsidiaries) either 75% or more of our gross income for such taxable year is passive income or the average percentage (by value) of our passive assets during such taxable year is at least 50 percent. We believe that because we are and intend to remain an operating business for the foreseeable future, it is very unlikely that we will be deemed a PFIC.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

        Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless:

—	the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment, or in the case of an individual, a fixed place of business, in the United States;

—	the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

—	the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

Information Reporting and Back-up Withholding

        U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the United States on, or proceeds from the disposition of, our ordinary shares. In addition, a U.S. holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. A holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder’s federal income tax liability, provided the required information is furnished to the IRS.

        Non-U.S. holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares, provided that the non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or establishes another exemption to the information reporting or back-up withholding requirements.

F.	DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.	STATEMENTS BY EXPERTS

        Not applicable.

H.	DOCUMENTS ON DISPLAY

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfills the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

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

        Exchange rate risk: The Company regularly assesses currency rate risks to minimize any adverse effects on the Company’s business as a result of currency fluctuations.

        The Company’s foreign currency exposure gives rise to market risk associated with exchange rate movements of the NIS, the Company functional and reporting currency, against the USD and Euros. Most of the Company’s purchases are denominated in USD and Euros, whereas its income and other expenses are denominated mostly in NIS. Consequently, devaluation of the NIS against the other currencies may cause a negative impact on the Company profit margins.

        The Company strives to minimize market risks arising from exchange rates and the cost of imported goods, especially by opening wide documentary credits for suppliers abroad and holding foreign currency surpluses, initiates forward transactions and foreign currency options.

        Credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Despite the Company’s large number of clients (over 1,000 in Israel), a major and significant part of its sales are made to only a limited number of customers (mainly in the organized market). The Company generally does not require and does not receive collateral from those major customers. However, it does require and receive collateral from most of the remainder of its clients to insure security of collecting payments. The Company maintains an allowance for doubtful debts, based upon factors surrounding the credit risk of specific customers, historical trends and other information which management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of the Company’s major clients defaults on its payment obligations to us (such as Club Market – see “Item 4. Information on the Company – B. Business Overview – Customers”), the Company will not possess sufficient collateral to collect the entire debt. The Company strives to minimize the credit risks by constantly reviewing the credit it extends to customers versus the collateral it receives. As a result, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

        (a) Disclosure Controls and Procedures.

        Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2005. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

        (b) Management’s annual report on Internal Control Over Financial Reporting.

        Not applicable.

        (c) Attestation report of the registered public accounting firm.

        Not applicable.

        (d) Changes in Internal Control Over Financial Reporting.

        There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	–	AUDIT COMMITTEE FINANCIAL EXPERT

        The Company’s Board of Directors has determined that David Weiss is the “audit committee financial expert” for the Company, as such term is defined in Item 16A of Form 20-F. Mr. Weiss serves on the Company’s Audit Committee of the Board of Directors. All the members of the Audit Committee are “independent directors” as defined in the Nasdaq listing standards applicable to us.

ITEM 16B.	–	CODE OF ETHICS

        On June 23, 2004, the Company’s Board of Directors adopted a Code of Ethics for the Company that applies to all directors, officers and other employees of the Company. A copy of the Code of Ethics is available for review on the Company’s website at www.willi-food.co.il.

ITEM 16C.	–	PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Brightman Almagor & Co., independent certified public accountants and a Member Firm of Deloitte Touche Tohmatsu, served as our independent public accountants for the years ended December 31, 2005 and 2004, for which audited financial statements appear in this annual report on Form 20-F.

        Brightman Almagor & Co charged the Company NIS 256 thousand (USD 56 thousand) for audit fees in 2005, and NIS 172 thousand (USD 37 thousand) for audit fees in 2004. There were no audit-related fees, tax fees or other fees billed to the Company by Brightman Almagor & Co. in those years.

        We received no non-audit services from our independent public accountants, Brightman Almagor & Co. during the last two years. To the extent that non-audit services are to be performed by our independent public accountants in the future, these services will either be pre-approved by the audit committee on an individual basis during the year, or our audit committee will approve in advance the particular services or categories of services to be provided to the Company during the following yearly period and also set forth a specific budget for such audit and non-audit services.

ITEM 16D.	–	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	–	PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

        Below is a list of purchases of the Company’s ordinary shares by affiliated purchasers during calendar year 2005 and from January 1, 2006 to May 30, 2006. There were no purchases by the Company of the Company’s ordinary shares during such periods.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Plans or Programs
Willi Food

Oct 26, 2005 - Oct 31, 2005	66,770	3.189	N/A	N/A
Nov 1, 2005 - Nov 29, 2005	92,454	3.189	N/A	N/A
Zvi Williger
Jan 3, 2006	163,010	3.45	N/A	N/A
Joseph Williger
Nov 2, 2005 - Nov 7, 2005	24,525	3.232	N/A	N/A

PART III

ITEM 17.	FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of this Item.

ITEM 18.	FINANCIAL STATEMENTS

        The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description

†1.1	Memorandum of Association of the Company, as amended (1)

1.2	Articles of Association of the Company, as amended*

2.1	Specimen of Certificate for ordinary shares (2)

4.1	Share Option Plan (2)

†4.2	Management Agreement between Registrant and Yossi Willi Management Investments Ltd., dated June 1, 1998 (3)

†4.3	Amendment to the Management Agreement between Registrant and Yossi Willi Management Investments Ltd., dated August 1, 2005*

†4.4	Management Agreement between the Company and Zvi W. & Co. Ltd., dated June 1, 1998 (3)

†4.5	Amendment to the Management Agreement between Registrant and Zvi W. & Co., Ltd., dated August 1, 2005*

†4.6	Lease of Company's premises with Titanic Food Ltd., dated November 23, 1998 (3)

†4.7	Services Agreement between the Company and Willi Food, dated April 1, 1997 (3)

†4.8	Transfer Agreement between Registrant and Gold Frost dated February 16, 2006*

†4.9	Lease agreement for Logistics Center between Registrant and Gold Frost dated February 16, 2006*

4.10	Relationship Agreement between Registrant, Gold Frost, Willi Food, Zvi Williger and Joseph Williger dated February 28, 2006*

4.11	Placing Agreement between Registrant, Gold Frost, certain officers of Gold Frost and Corporate Synergy dated March 2, 2006*

4.12	Lock In Agreement, between Registrant, Gold Frost, Corporate Synergy and certain officers of Gold Frost dated March 2, 2006*

8	Subsidiaries of the Company*

12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

†	English translations from Hebrew original.

(1)	Incorporated by Reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.

(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.

(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

*	Filed Herewith

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

G. WILLI-FOOD INTERNATIONAL LTD.

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF G. WILLI-FOODS INTERNATIONAL LTD.

We have audited the accompanying consolidated balance sheets of G. Willi-Food International Ltd. (“the Company”) and its subsidiaries at December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2005 and 2004 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2005, in conformity with Israeli generally accepted accounting principles in Israel. Such accounting principles, as applicable to these financial statements, are, in all material respects, substantially identical to U.S. generally accepted accounting principles, except as indicated in Note 14.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tomhatsu

Tel-Aviv, Israel
oMarch 26, 2006

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2 0 0 5	2 0 0 4	2 0 0 5 (*)
		NIS		US dollars
		(in thousands)

ASSETS
Current assets
Cash and cash equivalents		30,431	55,831	6,611
Marketable securities		3,229	1,694	701
Trade accounts receivable		48,396	40,887	10,514
Receivables and other current assets	3	7,673	1,211	1,667
Inventories		30,798	27,139	6,691

Total current assets		120,527	126,762	26,184

Fixed assets	4
Cost		23,343	8,590	5,071
Less: accumulated depreciation and amortization		6,686	5,554	1,452

		16,657	3,036	3,619

Other assets, net	5	90	63	20

		137,274	129,861	29,823

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term bank borrowings		-	2,489	-
Trade accounts payable		19,938	19,066	4,332
Due to related parties		2,193	2,557	477
Payables and other current liabilities	6	12,973	6,664	2,818

Total current liabilities		35,104	30,776	7,627

Long-term liabilities
Accrued severance pay, net	7	299	185	65

Total long-term liabilities		299	185	65

Commitments and contingent liabilities	8

Shareholders' equity	9
Share capital:
Ordinary shares NIS 0.10 par value
(authorized - 50,000,000 shares, issued
and outstanding - 8,615,000 shares)		948	948	326
Additional paid-in capital		20,258	20,258	4,281
Retained earnings		80,665	77,694	17,524

		101,871	98,900	22,131

		137,274	129,861	29,823

(*)	Convenience translation into U.S. dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,
	Note	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5 (*)
		NIS			US dollars
		(in thousands, except for share data)

Sales	12	166,282	170,982	137,385	36,125

Cost of sales	12	128,215	130,292	110,160	27,855

Gross profit		38,067	40,690	27,225	8,270

Operating expenses:
Sales and marketing		15,771	15,632	11,662	3,426
General and administrative		10,044	9,134	8,335	2,182
Bad debt -	12
Club Market Marketing Chains Ltd		3,500	-	-	761

Total operating expenses		29,315	24,766	19,997	6,369

Operating income		8,752	15,924	7,228	1,901

Financing income, net	12	2,501	1,121	4,336	543

Other income, net		35	34	101	8

Income before income taxes		11,288	17,079	11,665	2,452

Income taxes	10	3,563	5,886	2,889	774

Net income		7,725	11,193	8,776	1,678

Earnings per share (EPS)
Basic and diluted		0.9	1.3	1.03	0.19

Shares used in computation
of basic and diluted EPS		8,615,000	8,600,000	8,555,000	8,615,000

(*) Convenience translation into U.S. dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of ordinary shares	Share capital	Additional paid-in capital	Retained earnings	Total shareholders' equity
		NIS
		(in thousands)

Balance - January 1, 2003	8,555,000	514	19,704	58,156	78,374

Net income for the year	-	-	-	8,776	8,776

Balance - December 31, 2003	8,555,000	514	19,704	66,932	87,150

Exercise of stock options	60,000	3	554	-	557

Share dividend	-	431	-	(431)	-

Net income for the year	-	-	-	11,193	11,193

Balance - December 31, 2004	8,615,000	948	20,258	77,694	98,900

Declared dividend	-	-	-	(4,754)	(4,754)

Net income for the year	-	-	-	7,725	7,725

Balance - December 31, 2005	8,615,000	948	20,258	80,665	101,871

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5 (*)
	NIS			US dollars
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES

Net income	7,725	11,193	8,776	1,678

Adjustments to reconcile net income to net
cash provided by operating activities:

Depreciation and amortization	1,252	1,056	956	272
Deferred income taxes	34	(689)	355	7
Gain on disposition of fixed assets	(35)	(35)	(97)	(8)
Unrealized gain on marketable securities	(755)	(440)	(3,547)	(164)

Changes in assets and liabilities:

Decrease (Increase) in:
Trade accounts receivable	(7,509)	(11,213)	(5,562)	(1,631)
Receivables and other current assets	(6,523)	1,789	264	(1,417)
Inventory	(3,659)	(8,316)	(2,518)	(795)
Increase in:
Trade accounts payable	872	2,956	4,959	189
Payables and other current liabilities	1,191	3,666	1,840	259
Accrued severance pay, net	114	15	7	25

Net cash provided by (used in) operating
activities	(7,293)	(18)	5,433	(1,585)

(*) Convenience translation into U.S. dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Continued)

	Year ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5 (*)
	NIS	NIS	NIS	US dollars
	(in thousands)

CASH FLOWS - INVESTING ACTIVITIES

Proceeds from realization (purchase) of marketable
securities, net	(780)	41,044	(17,607)	(169)
Additions to fixed assets	(14,889)	(694)	(2,030)	(3,235)
Proceeds on disposition of fixed assets	51	35	573	11

Net cash provided by (used in) investing
activities	(15,618)	40,385	(19,064)	(3,393)

CASH FLOWS - FINANCING ACTIVITIES

Repayment of loans	-	(45)	(53)	-
Short-term bank borrowings, net	(2,489)	2,489	(1,008)	(541)
Proceeds from stock options exercise	-	557	-	-

Net cash provided by (used in)
financing activities	(2,489)	3,001	(1,061)	(541)

Net change in cash and cash equivalents	(25,400)	43,368	(14,692)	(5,518)

Cash and cash equivalents at beginning of year	55,831	12,463	27,155	12,129

Cash and cash equivalents at end of year	30,431	55,831	12,463	6,611

Supplemental cash flow information:

Cash paid during the period for:
Interest	9	10	50	2
Taxes	2,596	2,664	2,985	564

(*) Convenience translation into U.S. dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	GENERAL

G. Willi-Food International Ltd. (“the Company”) was incorporated in Israel in January 1994 and is engaged in the import, marketing and distribution of food products.

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

In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12, “Discontinuance of Adjustment of financial Statements”. Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements was discontinued as of January 1, 2004. Up to December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2003 constitute the starting point for the nominal financial report as of January 1, 2004. The Company has implemented the provisions of the standard and has accordingly discontinued the adjustments as of January 1, 2004.

1.	In the past the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the Consumer Price Index. The adjusted amounts that are included in the financial statements as at December 31, 2003 constitute the starting point for the nominal financial report as of January 1, 2004. Any additions made during the period are included according to their nominal values.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Ceasing the adjustment of financial statements and financial reporting in “reported amounts” (Cont.)

2.	Amounts of non-monetary assets do not necessarily reflect their realizable value or updated economic value, but only the reported amounts of such assets.

3.	The term “cost” in these financial statements means the reported amount of cost.

4.	All the comparative data for prior periods is stated adjusted to the index at December 31, 2003.

Balance sheets:

a.	Non-monetary items are stated at reported amounts.

b.	Monetary items are stated in the balance sheet at their nominal historical values as at balance sheet date.

Statement of operations:

a.	Income and expenses deriving from non-monetary items from provisions included in the balance sheet are derived from the difference between the reported amounts of the opening balance and the reported amounts of the closing balance.

b.	The other income and expense items (such as: sales, purchases, current manufacturing costs, etc.) are presented at their nominal values.

D.	Exchange rates and linkage

Assets and liabilities in, or linked to, foreign currency are included on the basis of the representative exchange rate prevailing at the applicable balance sheet date. Representative rates of exchange for the U.S. dollar were as follows:

December 31, 2005	- NIS 4.603
December 31, 2004	- NIS 4.308
December 31, 2003	- NIS 4.379

CPI-linked balances are stated using the specific index to which the balances are linked.

E.	Convenience translation

The adjusted financial statements as of December 31, 2005 and for the year then ended have been translated into United States dollars using the representative exchange rate at December 31, 2005 as published by the Bank of Israel (US$ 1.00 = NIS 4.603). The translation was made solely for the convenience of readers in the United States.

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

The Company assesses the recoverability of the carrying amount of its fixed assets, when circumstances exist, based on expected undiscounted cash flows. If an asset’s carrying amount is not expected to be recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”).

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

The Company grants to certain customers a right to return the products, with the corresponding provision recorded for the estimated future product returns, based on the Company’s experience.

N.	Customer incentives

The Company is obligated to pay incentives to certain customers based on the volume of sales. The incentive is computed as a percentage of the annual volume and is generally paid at the beginning of each year in respect of the previous year. In accordance with Emerging Issues Task Force (EITF) No. 01-9,“Accounting for Consideration Given by a Supplier to a Customer (Including a Reseller of the Vendor’s Products)", the Company presents its revenues as net of such incentives, calculated based on the volume of sales.

O.	Stock-based compensation

The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and in accordance with FASB Interpretation No. 44. Pursuant to these accounting pronouncements, the Company records compensation for options to purchase 63,000 shares of the Parent Company granted to the Company’s employees over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the options. Had compensation cost for the Company’s option plans been determined on the basis of the fair value at the grant dates in accordance with the provisions of SFAS No. 123 “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, the Company’s pro forma net income and pro forma basic and diluted net income per share would have been as follows:

	Year ended December 31, 2005
	NIS	US dollars
	(in thousands)

Net Income for the year, as reported	7,725	1,678
Deduct: stock-based compensation determined under APB 25	-	-
Add: stock-based compensation determined under SFAS 123	(82)	(18)

Pro forma net income	7,643	1,660

Net Income per share - basic and diluted:
As reported	0.9	0.2
Pro forma	0.9	0.2

The following assumptions were used for the year 2005: dividend yield of 0.00%; risk-free interest rate of 2.5%; an expected life of 1.75 – 3.75 years; a volatility rate of 48%.

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

Certain prior years amounts have been reclassified in conformity with current year’s financial statements presentation.

R.	Impact of recently-issued accounting standards

Israeli GAAP:

Accounting Standard No.24 “Stock-Based Compensation”

In September 2005, the Israeli Accounting Standards Board published Accounting Standard No. 24 “Share-Based Payment” (the “Standard”), which calls for the recognition in the financial statements of share-based payment transactions. Such transactions include transactions with employees and related parties to be settled by cash, by other assets, or by equity instruments. Consequently, amongst other matters, costs associated with grants of shares and options to employees will be expensed over the vesting period of each grant. These costs will be determined based on the fair value of the awards at each grant date. The Standard establishes guidelines for measuring each award based on the settlement terms (either by cash or equity instrument). The Standard also establishes certain disclosure requirements relating to share-based payment.

The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter (initial adoption is recommended). The application of the Standard is not expected to affect the Company’s financial position and results of operations.

Accounting Standard No. 21 “Earnings Per Share”

In February 2006, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 21, “Earnings Per Share” (the “Standard”). With the initial adoption of the Standard, Opinion No. 55 of the Institute of Certified Public Accountants in Israel – Earnings per share will be cancelled. The Standard prescribes that an entity shall calculate basic earnings per share amounts for profit or loss attributable to ordinary equity holders of the parent entity and, if presented, profit or loss from continuing operations attributable to those equity holders. The basic earnings per share shall be calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the reported period. For the purpose of calculating diluted earnings per share, an entity shall adjust profit or loss attributable to ordinary equity holders of the parent entity, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares.

The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter. The initial adoption of the Standard will be accounted for retrospectively and comparative Earnings per share data for prior periods shall be adjusted. The application of the Standard is not expected to materially affect the Company’s Earnings per share data.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Impact of recently-issued accounting standards (Cont.)

Accounting Standard No. 25 “Revenues”

In February 2006, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 25, "Revenues" (the "Standard").

This Standard establishes the requirements for recognition criteria, measurement, disclosure and presentation of revenues arising from sale of goods, rendering of services and from the use by others of entity assets yielding interest, royalties and dividends. This Standard prescribes that revenue shall be measured at the fair value of the consideration received or receivable. The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter. Assets and liabilities included in the financial statements as of December 31, 2005 in different amounts from those that would have been presented if the standard’s requirements were applied will be adjusted on January 1, 2006 to the amounts to be recognized in accordance with the Standard’s guidelines. The results of the initial adoption of the Standard as at January 1, 2006 shall be accounted for by the cumulative effect of a change in accounting method. The application of the Standard is not expected to affect the Company’s financial position and results of operations.

US GAAP:

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R). SFAS No. 123(R) requires employee share-based equity awards to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25 and allowed under the original provisions of SFAS No. 123. SFAS No. 123(R) requires the use of an option pricing model for estimating fair value, which is then amortized to expense over the service periods. Had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and income per share above. SFAS No. 123(R) allows for either prospective recognition of compensation expense or retrospective recognition. In January 2005, the SEC issued SAB No. 107, which provides supplemental implementation guidance for SFAS No. 123(R). In the first quarter of 2006, the Company began to apply the prospective recognition method and implemented the provisions of SFAS No. 123(R). The Company does not expect the adoption of SFAS No. 123(R). will have any material impact on its consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 replaces APB Opinion No. 20. “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 requires retrospective application to prior periods’financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Company does not expect the adoption of SFAS No. 154 will have any material impact on its consolidated financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	RECEIVABLES AND OTHER CURRENT ASSETS

Comprised as follows:

	December 31,
	2 0 0 5	2 0 0 4	2 0 0 5 (*)
	NIS	NIS	US dollars
	(in thousands)

Advances to suppliers	6,008	740	1,305
Value-added tax	1,213	72	264
Accrued interest	184	40	40
Deferred income taxes	37	98	8
Prepaid expenses and others	231	261	50

	7,673	1,211	1,667

NOTE 4	–	FIXED ASSETS

Comprised as follows:

	December 31,
	2 0 0 5	2 0 0 4	2 0 0 5 (*)
	NIS	NIS	US dollars
	(in thousands)

Cost:
Land and constructed fixed assets	12,886	-	2,799
Motor vehicles	7,920	6,168	1,721
Computers and peripheral equipment	1,451	1,345	315
Office furniture and equipment	775	766	168
Leasehold improvements	311	311	68

	23,343	8,590	5,071

Accumulated depreciation and amortization:
Motor vehicles	4,555	3,685	989
Computers and peripheral equipment	1,279	1,123	278
Office furniture and equipment	583	516	127
Leasehold improvements	269	230	58

	6,686	5,554	1,452

(*)	Convenience translation into U.S. dollars.

NOTE 5	–	OTHER ASSETS, NET

As of December 31, 2005 and 2004 the Company’s other asset’s consisted solely of deferred income taxes.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6	–	PAYABLES AND OTHER CURRENT LIABILITIES

Comprised as follows:

	December 31,
	2 0 0 5	2 0 0 4	2 0 0 5 (*)
	NIS		US dollars
	(in thousands)

Tax authorities	5,189	4,276	1,127
Declared dividend	4,754	-	1,033
Accrued expenses	1,452	1,015	315
Payroll-related amounts	879	760	191
Customer advances	699	613	152

	12,973	6,664	2,818

(*)	Convenience translation into U.S. dollars.

NOTE 7	–	ACCRUED SEVERANCE PAY, NET

The Company’s obligation for severance pay is calculated in accordance with the Israeli Severance Pay Law, 1963, and is based on the most recent monthly salary and the length of employment in the Company. The obligation is partially funded through insurance policies not under the Company’s custody, and the unfunded balance is accrued as a liability on the balance sheet.

Severance pay expenses for 2005, 2004 and 2003 were NIS 411 thousand ($89 thousand), NIS 306 thousand and NIS 271 thousand, respectively.

The total value of the insurance policies at December 31, 2005 and 2004 and 2003 was NIS 665 thousand ($145 thousand), NIS 560 thousand and NIS 488 thousand, respectively.

The Company has no liability for pension expenses to its employees.

NOTE 8	–	COMMITMENTS AND CONTINGENT LIABILITIES

A.	Contingent liabilities and guarantees

The Company is contingently liable in respect of documentary letters of credit from banks and suppliers’ credit guaranteed by banks for the import of food products totaling, at December 31, 2005, NIS 15,904 thousand ($3.5 million).

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

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.	Supply of products

As of December 31, 2005, the Company was dependent on one supplier in respect of some of its products. Purchases of products from this supplier were approximately 15% and 11% of all the Company’s purchases of products for 2005 and 2004, respectively. The Company has a contract with the supplier, according to which the Company is the latter’s exclusive agent and distributor in Israel in connection with certain products for a five-year period starting March 2005. Termination of the Company’s business relationships with this supplier and/or a material adverse change in the terms at which it purchases products from him may have a material adverse effect on the Company’s financial results. There can be no assurance that alternative source of supply, if required, will be readily available nor can there be any assurance as to purchase terms.

D.	Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, current accounts receivable, short-term borrowings, accounts payable and accruals.

In view of their nature, the fair value of the financial instruments, included in working capital, is usually identical or close to their book value.

E.	Lease commitments

The premises of the Company and its subsidiaries are rented under various operating lease agreements with related parties for various periods through 2006 (including renewal options). Future aggregate minimum annual rental payments, pursuant to existing lease commitments in effect on December 31, 2005, follow:

	NIS	US dollars (*)
	(in thousands)

2006	1,992	433
2007 and thereafter	75	16

	2,067	449

(*)	Convenience translation into U.S. dollars.

Total rent expenses for 2005, 2004 and 2003 were NIS 1,918 thousand ($417 thousand), NIS 1,833 thousand and NIS 1,837 thousand, respectively.

In August 2005 the Company acquired from a related party a plot of land totaling 19,000 sq. m. for establishing a logistics center of 8,600 sq. m. The transaction has been ratified by the Company’s Audit Committee and Board of Directors on May 25, 2005 and by the shareholders’ General Meeting on July 20, 2005.

The new logistics center, which will be built on that land, will replace the present one (which is rented from related parties). Upon completion of the new logistics center (expected to open in November 2006) the Company will return to the related party the old center whose lease expires in January 2007. Should the new logistic center be completed before the expiration date of the present center’s lease, the related party consented to a reduction in the lease period accordingly with no claim for indemnification. Alternatively, should completion take place subsequently, the related party consented to extend the lease until the new center’s opening date and under identical terms ($35,886 per month).

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

F.	Claims

1.	A lawsuit was filed in December 2001 against 29 importers/producers of food products, including the Company, for an amount totaling NIS 500 million ($109 million). Concurrently, the plaintiffs filed a request for an exemption from the court fee. Following the court’s rejection of the plaintiffs’ request for the fee exemption and their failure to pay it, the court dismissed the case.

In January 2004 the abovementioned plaintiffs filed a new lawsuit against the 29 noted importers/producers for NIS 1 billion ($218 million). A request was made concurrently for an exemption from the court fee that was rejected by the court. The Company’s legal counsel believes that the plaintiffs do not stand a reasonable chance for prevailing and until the fee issue is settled this matter should not be regarded as a real claim.

2.	A lawsuit was filed in June 2004 against the Company and a subsidiary in connection with the marketing and distribution of ARLA products. The plaintiffs allege that the defendants marketed products bearing a commercial tag on which the plaintiffs posses the rights and, accordingly, asked for a court injunction prohibiting the marketing of these products by the defendants along with a compensation of NIS 100 thousand.

Concurrently, ARLA filed its own lawsuit against the above plaintiffs in respect of the commercial tag, alleging misleading actions, breach of trust, exceeding authority and beach of intellectual property rights in that commercial tag. In March 2005 the court issued a temporary injunction against the plaintiff regarding the marketing of products veering the noted commercial tag until the issuance of a court final decision.

Based on the opinion of its legal counsel, management believes that the plaintiffs’prospects to be awarded the injunction and the compensation are not favorable.

3.	In October, 2005, Vitarroz Corp. commenced a civil action in the Superior Court of New Jersey, against Willi USA Holdings, Inc. (a subsidiary of the Company), the Company and Zwi Williger (collectively, the “Defendants”) due to a dispute concerning the press release announcing the termination of the proposed acquisition of the Vitarroz business by the Company.

On November 2005, the Company removed the matter from the Superior Court to the United States District Court for the District of New Jersey. The complaint was subsequently amended and, as amended, alleges breach of contract, defamation, breach of covenants of good faith and fair dealing, fraudulent inducement and tortious interference with contractual relations and prospective economic advantage. Defendants have not responded to the allegations in the complaint.

Recently, the parties agreed to submit the claims which are the subject of the complaint to binding arbitration and, at the same time, to submit to arbitration (i) those claims that Defendants have against plaintiff and related third parties, and (ii) those claims which the Company has asserted against Vitarroz in an action now pending in Israel regarding the breach of an agreement executed by the Company and Vitarroz, pursuant to which Vitarroz undertook to supply its products to the Company.

Defendants believe that Vitarroz’s allegations are without merit, and they intend to vigorously defend against such claims. The company also intends to aggressively pursue their affirmative claims.

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

Each of the Management Services Agreements provides for monthly services fees equal to $24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company’s consolidated pre-tax annual profits, if such profits are equal to or less than NIS 3.0 million (approximately USD 0.7 million), or at a rate of 5% if such profits exceed such level.

On May 14, 2005 the Company’s Audit Committee and Board of Directors decided to amend the terms of the abovementioned agreements, mainly extending the management services period for an unlimited period, with an option to terminate them by the Company’s advance notice of 18 months and the management companies’ advanced notice of 180 days. The General Meeting of the Company’s shareholders ratified these amendments on July 20, 2005.

On February 15, 2006 the Company’s board of directors resolved, in light of the expressed position of the Israeli Securities Authority, to set those agreements for a five-year period following ratification by the Company’s shareholders General Meeting, i.e., until July 19, 2010.

2.	On April 1, 1997, the Company entered into an agreement to provide the Parent Company administrative services pursuant to which the Company may provide office facilities leased by the parent company for a monthly fee of NIS 5,480 to be adjusted annually for changes in the Israeli CPI.

3.	Lease agreement with related parties – see E above.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	SHAREHOLDERS’ EQUITY

A.	The Company’s shares are traded on the NASDAQ.

B.	As of December 31, 2003, 50,000 stock options were outstanding and exercisable, at an exercise price of $4.1 per share. In April 2004, 30,000 of the above options were exercised by related parties, for a total consideration of NIS 557 thousand. The remaining 20,000 stock options expired in May, 2004.

C.	In December 2004, the Company declared a share dividend of 1 ordinary share for each outstanding ordinary share (an aggregate of 4,307,500 ordinary shares).

All shares and per share amounts in the financial statements have been retroactively restated to reflect the aforementioned share dividend for all periods presented.

D.	In February, 2005, the Company’s authorized share capital was increased by 40,000,000 shares of NIS 0.1 par value, from 10,000,000 to 50,000,000 shares.

E.	On November 21, 2005, the Company declared a cash dividend of $ 0.12 per share payable to its shareholder of record as of January 11, 2006. The cash dividend was paid on January 25, 2006.

NOTE 10	–	INCOME TAXES

Taxation under various laws

The Company is assessed under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, pursuant to which the results for tax purposes are measured in real terms in accordance with changes in the Israeli CPI.

Provision for income taxes – consolidated:

	Year ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5 (*)
	NIS			US dollars
	(in thousands)

Current taxes	3,529	6,575	2,562	767
Deferred income taxes	34	(689)	356	7
Erosion of tax advances	-	-	(29)	-

	3,563	5,886	2,889	774

(*)	Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	INCOME TAXES (Cont.)

Deferred income taxes

	December 31,
	2 0 0 5	2 0 0 4	2 0 0 5 (*)
	NIS		US dollars
	(in thousands)

Included in other assets:
Accrued severance pay	90	63	20

Included in current assets (liabilities):
Marketable securities	(29)	49	(6)
Accrued vacation pay	64	47	14
Allowance for doubtful accounts	2	2	-

	127	161	28

Reconciliation

The following is a reconciliation of the income taxes assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the actual taxes on income, in the statement of operations:

	Year ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5 (*)
	NIS			US dollars
	(in thousands)

Income before taxes on income	11,288	17,079	11,665	2,452

Statutory tax rates	34%	35%	36%	34%

Provision computed by ordinary rates	3,838	5,978	4,199	834

Increase (decrease) in provision due to:
Tax-exempt income	(31)	(16)	(53)	(7)
Erosion of tax prepayments	-	-	(18)	-
Non-deductible expenses	61	30	22	13
Utilization of tax loss carryforwards for
which deferred taxes were not
previously recorded	-	-	(750)	-
Effect of decrease in tax rate on deferred
taxes assets	17	(15)	-	4

Differences in the definition of Capital
and non-monetary items for tax
purposes and financial reporting
purposes	(255)	(263)	(402)	(55)
Other	(67)	172	(109)	(15)

	(275)	(92)	(1,310)	(60)

	3,563	5,886	2,889	774

Tax assessments

The Company has not yet been assessed for income tax purposes since its inception.

(*)	Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	TRANSACTIONS WITH RELATED PARTIES

A.	Balances with related parties

	December 31,
	2 0 0 5	2 0 0 4	2 0 0 5 (*)
	NIS		US dollars
	(in thousands)

Due to officers (shareholders in
the parent company)	1,356	1,929	295
Parent company	837	628	182

B.	Transactions with related parties

	Year ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5 (*)
	NIS			US dollars
	(in thousands)

Management fees	3,894	4,531	3,822	846
Rent expenses	1,918	1,833	1,837	417
Participation in expenses	(64)	(64)	(64)	(14)

For other transactions with related parties, see Note 8.

NOTE 12	–	SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

A.	Classification of major customers

Percentage of revenues from customers constituting 10% or more of revenues:

	Year ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3
	%

Customer A	19	22	18
Customer B	12	6	14
Customer C	8	11	7

(*)	Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Cont.)

B.	Cost of sales

	Year ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5 (*)
	NIS			US dollars
	(in thousands)

Purchases	125,131	132,192	107,490	27,185
Increase in inventory	(3,659)	(8,316)	(2,518)	(795)
Transportation and rent	5,046	4,872	3,952	1,096
Other	1,697	1,544	1,236	369

	128,215	130,292	110,160	27,855

(*)	Convenience translation into U.S. dollars.

C.	Bad debt

In July 2005, Club Market Marketing Chains Ltd., one of the three largest food chains in Israel, encountered major financial difficulties, announcing that it could not pay its debts to its creditors. The District Court of Tel Aviv accepted Club Market’s petition for a stay of procedures against it and appointed receivers for Club Market. On August 28, 2005 the court allowed the Club Market court-appointed receivers to sell Club Market to Supersol, one of the largest food chain in Israel, subject to several conditions. The court also ratified the creditors’ arrangement presented by the receivers. As of September 1, 2005 Club Market’s activities were been substantially transferred to Supersol.

The Company submitted a claim of debt with the receivers with respect to Club Market’s debt to the Company, which was NIS 6.5 million (USD 1.4 million), (NIS 5.5 million net of VAT ($1.2 million)), as of July 13, 2005. In view of this claim and the ratification of the creditors’ arrangement by the court on December 12, 2005, the Company is expected to receive a proportionate share of its claim of debt. The Club Market receivers estimate the rate of payment to be approximately 51% of the total debts, although this is subject to the examination by the receivers and their approval of the Company’s claim of debt. There is no assurance as to the portion of the debt owed by ClubMarket that will actually be paid to the Company. During 2005, the Company wrote off the sum of NIS 3.5 million (USD 0.76 million) as a bad debt due to the abovementioned Club Market debt.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Cont.)

D.	Financial income, net

	Year ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5 (*)
	NIS			US dollars
	(in thousands)

Financing expenses:
Rate exchanges, interest
expenses and bank fees	(141)	(521)	(678)	(31)
Others	-	(255)	(83)	-

	(141)	(776)	(761)	(31)

Financing income:
Interest income	1,654	1,457	1,551	359
Realized gains on derivative financial
instruments	184	-	-	40
Gain from marketable securities	755	440	3,546	164
Others	49	-	-	11

	2,642	1,897	5,097	574

Financing income, net	2,501	1,121	4,336	543

(*)	Convenience translation into U.S. dollars.

NOTE 13	–	REPORTING SEGMENTS

The Company is engaged in the import, marketing and distributing of preserved products and non-preserved products which constitute the basis for its reporting segments.

	Non- Preserved products	Preserved products	Total
	NIS (in thousands)

Year ended December 31, 2005

Sales	92,784	73,498	166,282

Gross profit	24,051	14,016	38,067
Selling & marketing expenses	(9,933)	(5,838)	(15,771)

Income per segment	14,118	8,178	22,296
General & administrative expenses			(13,544)

Consolidated operating income			8,752
Financing income, net			2,501
Other income, net			35
Income taxes			3,563

Net income			7,725

Inventory	16,456	14,342	30,798
Assets not allocated to segments			106,476

Total consolidated assets			137,274

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -OPERATING SEGMENTS (Cont.)

	Non- Preserved products	Preserved products	Total
	NIS (in thousands)

Year ended December 31, 2004

Sales	87,530	83,452	170,982

Gross profit	22,390	18,300	40,690
Selling & marketing expenses	(9,271)	(6,361)	(15,632)

Income per segment	13,119	11,939	20,058
General & administrative expenses			(9,134)

Consolidated operating income			15,924
Financing income, net			1,121
Other income, net			34
Income taxes			5,886

Net income			11,193

Inventory	9,379	17,760	27,139
Assets not allocated to segments			102,722

Total consolidated assets			129,861

Year ended December 31, 2003

Sales	71,290	66,095	137,385

Gross profit	14,859	12,366	27,225
Selling & marketing expenses	(7,192)	(4,470)	(11,662)

Income per segment	7,667	7,896	15,563
General & administrative expenses			(8,335)

Consolidated operating income			7,228
Financing income, net			4,336
Other income, net			101
Income taxes			2,889

Net income			8,776

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14	–	DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

A.	In accordance with Israeli GAAP, the Company’s financial statements are denominated through December 31, 2003 in adjusted amounts and as of January 1, 2004 in “reported amounts” (also see Note 2). Such accounting principle is considered a more meaningful presentation than financial reporting based on nominal historical cost. Accordingly, the Company is not required to eliminate the effect of historic price level changes in a reconciliation to U.S. GAAP.

B.	In accordance with U.S. GAAP, SFAS No. 115, changes in trading securities should be presented in the statement of cash flows as part of the operating activities. The following table provides a reconciliation of the Statements of Cash flows for 2005, 2004 and 2003 in accordance with U.S. GAAP:

	Year ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5 (*)
	NIS			US dollars
	(in thousands)

Net cash provided by (used in) operating
activities before adjustment	(7,293)	(18)	5,433	(1,585)
Adjustment	(780)	41,044	(17,607)	(169)

Net cash provided by (used in)
operating activities after adjustment	(8,073)	41,026	(12,174)	(1,754)

Net cash used in investing
activities before adjustment	(15,618)	40,385	(19,064)	(3,393)
Adjustment	780	(41,044)	17,607	169

Net cash used in investing
activities after adjustment	(14,838)	(659)	(1,457)	(3,224)

(*)	Convenience translation into U.S. dollars.

NOTE 15	–	SUBSEQUENT EVENTS

Public issuance on London’s AIM exchange of Gold Frost Ltd. a subsidiary

On March 9, 2006 Gold Frost Ltd., a subsidiary, raised approximately $7.9 million (net) on London’s AIM exchange upon the issuance of new shares constituting 24.3% of its share capital after this allotment.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD. By: /s/ Joseph Williger —————————————— Joseph Williger Chief Executive Officer

Date: May 31, 2006

EXHIBIT INDEX

Exhibit Number	Description

†1.1	Memorandum of Association of the Company, as amended (1)

1.2	Articles of Association of the Company, as amended*

2.1	Specimen of Certificate for ordinary shares (2)

4.1	Share Option Plan (2)

†4.2	Management Agreement between Registrant and Yossi Willi Management Investments Ltd., dated June 1, 1998 (3)

†4.3	Amendment to the Management Agreement between Registrant and Yossi Willi Management Investments Ltd., dated August 1, 2005*

†4.4	Management Agreement between the Company and Zvi W. & Co. Ltd., dated June 1, 1998 (3)

†4.5	Amendment to the Management Agreement between Registrant and Zvi W. & Co., Ltd., dated August 1, 2005*

†4.6	Lease of Company's premises with Titanic Food Ltd., dated November 23, 1998 (3)

†4.7	Services Agreement between the Company and Willi Food, dated April 1, 1997 (3)

†4.8	Transfer Agreement between Registrant and Gold Frost dated February 16, 2006*

†4.9	Lease agreement for Logistics Center between Registrant and Gold Frost dated February 16, 2006*

4.10	Relationship Agreement between Registrant, Gold Frost, Willi Food, Zvi Williger and Joseph Williger dated February 28, 2006*

4.11	Placing Agreement between Registrant, Gold Frost, certain officers of Gold Frost and Corporate Synergy dated March 2, 2006*

4.12	Lock In Agreement, between Registrant, Gold Frost, Corporate Synergy and certain officers of Gold Frost dated March 2, 2006*

8	Subsidiaries of the Company*

12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

†	English translations from Hebrew original.

(1)	Incorporated by Reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.

(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.

(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

*	Filed Herewith