Form 20-F
period 2006-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2007-03-20
CIK 1030997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

        The registrant had 10,267,893 outstanding ordinary shares, NIS 0.10 nominal value per share as of December 31, 2006.

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

Yes ☐ No ☒

PRESENTATION OF INFORMATION

In this Annual Report, references to the "Company", "we" and "us" refer to G. Willi-Food International Ltd. and its consolidated subsidiaries.

The Company presents its consolidated financial statements in New Israeli Shekels, the currency of the State of Israel. Unless otherwise specified or the context otherwise requires, references to “$", “US$", “Dollars”, “USD” and “U.S. Dollars” are to the United States Dollars and references to NIS are to New Israeli Shekels.

Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. Dollars or NIS as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of NIS into U.S. Dollars have been made at the rate of NIS 4.225 = $ 1.00, the representative exchange rate on December 31, 2006.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company,” “Dividends,” “Operating and Financial Review and Prospects,” and “Quantitative and Qualitative Disclosures about Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation:

—	changes affecting currency exchange rates, including the NIS/U.S. Dollar exchange rate,
—	payment default by any of our major clients,
—	the loss of one of more of our key personnel,
—	changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products,
—	termination of arrangements with our suppliers, in particular Arla Foods amba,
—	loss of one or more of our principal clients,
—	increasing levels of competition in Israel and other markets in which we do business,
—	changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets,
—	our inability to accurately predict consumption of our products,
—	product liability claims, and
—	our inability to continue to meet the Nasdaq listing requirements.

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

        The following selected consolidated financial data should be read together with Item 5: “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2006 and 2005 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this Form 20-F, which have been prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”). Israeli GAAP, as applicable to the financial statements are, in all material respects, substantially similar to generally accepted accounting principles in the United States (“U.S. GAAP”), except for the accounting recognition of the effects of inflation on the financial statements, which was applicable until December 2003 (see Note 2C of the Notes of the Company’s consolidated financial statements), and except for presentation of cash flows. Reference is made to Notes 2 and 14 of the Notes of the Company’s consolidated financial statements for a description of the significant differences between Israeli GAAP and U.S. GAAP.

        The selected consolidated balance sheet data as of December 31, 2006 and 2005 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2006, 2005 and 2004 have been audited by Brightman Almagor & Co., an independent registered public accounting firm, and a Member Firm of Deloitte Touche Tohmatsu. Their report appears in Item 18 in this Form 20-F. The selected consolidated balance sheet data as of December 31, 2004, 2003 and 2002 and the selected consolidated statements of operations data for the years ended December 31, 2003 and 2002 have been derived from our audited consolidated financial statements which are not included in this Form 20-F. Historical financial results may not be indicative of our future performance and interim results may not be reflective of the results for the fiscal year.

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

        The reported and/or adjusted amounts of non-monetary items reflect their cost in terms of reported amounts or the cost adjusted to the changes in the CPI up to December 2003 and do not necessarily reflect their market value or value to the business. The method for determining reported amounts in the 2006 annual financial statements and in the 2005 annual financial statements for the balance sheet and the statement of operations is included in the consolidated financial statements (see Note 2 of the Notes of the Company’s consolidated financial statements).

Recent Exchange Rates of NIS to one U.S. Dollar

The table shows the high and low exchange rate of NIS per one U.S. Dollars for the last six months:

	High	Low

October 2006	4.294	4.238
November 2006	4.331	4.247
December 2006	4.234	4.176
January 2007	4.260	4.187
February 2007	4.254	4.183
March 2007 (through March 19, 2007)	4.222	4.196

        The representative exchange rate for NIS on December 31, 2006 was NIS 4.225 = $1.00 and the representative exchange rate for NIS on March 19, 2007 was NIS 4.208= $1.00.

        The average exchange rate of NIS 4.457 = USD 1.00 was for the year ended December 31, 2006, NIS 4.489 for the year ended December 31, 2005, 4.482 for the year ended December 31, 2004, 4.548 for the year ended December 31, 2003 and 4.738 for the year ended December 31, 2002.

CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands except per share data)
(NIS)

	2006		2005		2004		2003		2002
	NIS	USD	NIS	USD	NIS	USD	NIS	USD	NIS	USD

Sales	191,460	45,316	166,282	39,357	170,982	40,469	137,385	32,517	128,870	30,502
Cost of Sales	143,581	33,984	128,215	30,347	130,292	30,838	110,160	26,073	101,126	23,935
Gross Profit	47,879	11,332	38,067	9,010	40,690	9,631	27,225	6,444	27,744	6,567
Sales and Marketing	21,100	4,994	15,771	3,733	15,632	3,700	11,662	2,760	10,024	2,372
General and Administrative	14,151	3,349	13,544	3,206	9,134	2,162	8,335	1,973	8,199	1,941
Total Operating Expenses	35,251	8,343	29,315	6,939	24,766	5,862	19,997	4,733	18,223	4,313
Operating Income	12,628	2,989	8,752	2,071	15,924	3,769	7,228	1,711	9,521	2,254
Financial Income (Expenses), Net	4,925	1,166	2,501	592	1,121	265	4,336	1,026	(239)	(57)
Other Income, Net	18,248	4,319	35	8	34	8	101	24	29	7
Pre Tax Income	35,801	8,474	11,288	2,672	17,079	4,042	11,665	2,761	9,311	2,204
Income Taxes	5,379	1,273	3,567	844	5,886	1,393	2,889	684	2,254	534
Income after taxes on income	30,422	7,201	7,721	1,828	11,193	2,649	8,776	2,077	7,057	1,670
Minority interest	1,807	428	-	-	-	-	-	-	-	-
Net Income	28,615	6,773	7,721	1,828	11,193	2,649	8,776	2,077	7,057	1,670
Earnings per Share Basic	3.17	0.75	0.90	0.21	1.30	0.31	1.03	0.24	0.82	0.19
Shares Used in Computing
Earnings per Share	9,028,223	9,028,223	8,615,000	8,615,000	8,600,000	8,600,000	8,555,000	8,555,000	8,555,000	8,555,000
Dividend declared per share	-	-	0.55	0.13	-	-	-	-	-	-

BALANCE SHEET DATA
(In thousands)
(NIS)

	2006		2005		2004		2003		2002
	NIS	USD	NIS	USD	NIS	USD	NIS	USD	NIS	USD

Working capital	144,323	34,160	85,419	20,218	95,986	22,718	83,861	19,849	75,732	17,925
Total assets	219,971	52,064	137,274	32,491	129,861	30,736	109,619	25,945	94,741	22,424
Short-term bank debt	-	-	-	-	2,489	589	45	11	1,052	249
Shareholders' equity	171,739	40,648	101,867	24,111	98,900	23,408	87,150	20,627	78,374	18,550

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

Our results of operations may be impacted by monetary risk. Our portfolio of marketable securities is subject to various market risks.

        We are exposed to fluctuations in the rate of the United States Dollar and Euro versus the NIS. Most of our income is in NIS, whereas most of our purchases are in United States Dollars and in Euros. In addition, a significant portion of our short term bank borrowings, when needed, are in United States Dollars and/or in Euros. A significant depreciation in the NIS vis-à-vis the United States Dollar and/or Euro could have a material adverse effect on our results of operations and financial condition.

        We strive to minimize market risks arising from exchange rate fluctuations and the cost of imported goods, especially by opening wide documentary credits for suppliers abroad, holding foreign currency reserves and initiating forward transactions and foreign currency options.

        As a method of investing cash reserves, we hold from time to time a portfolio of marketable securities traded on the Tel Aviv Stock Exchange as well as other stock exchanges and certain bonds traded abroad. This portfolio of marketable securities is subject to various market risks resulting from fluctuations in interest rates and foreign currency, exchange rates, price fluctuations and other market risks in Israel and abroad. We do not utilize derivative securities for trading purposes, enter into swap arrangements or otherwise hedge our currency in a manner that we believe could expose us to significant market risk.

        Our financial instruments consist mainly of cash and cash equivalents, current accounts receivable, short-term borrowings, accounts payable and accruals. In view of their nature, the fair value of the financial instruments, included in working capital, is usually identical or close to their book value.

Our business may be materially affected if any of our major clients defaults on its payment to us.

        Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivables. Despite our large number of clients (over 1,000 in Israel), a major and significant part of our sales is made to a limited number of customers (mainly the organized market). We generally do not require and do not receive collateral from those customers, although we do require and receive collateral from most of the remainder of its clients to ensure security of collecting payments. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major clients defaults on its payment obligations to us, such as Club Market in 2005, we will not possess sufficient security to collect the entire debt.

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

         Regulatory, licensing and quotas: The import, storage, marketing, distribution and labeling of food products are subject to extensive regulation and licensing by various Israeli government and municipal agencies, principally the Ministry of Health, the Ministry of Trade and Industry, the Ministry of Agriculture and the Ministry of Finance. To the extent that we have imported, or will import, food products outside of Israel, we may be subject to quotas and other import laws and regulations which may limit our ability to sell certain of our food products into these countries. We are required to maintain our distribution processes in conformity with all applicable laws and regulations. In the event that such laws and regulations change, or we fail to comply with such laws and regulations, we may be prevented from trading within Israel or another part of the world.

        Tariffs: The Ministry of Finance and the Ministry of Trade and Industry of the State of Israel may increase the levels of tariffs on importing goods. This would have a direct impact on us and our financial performance by increasing our costs which we may not be able to pass on to our customers.

        Kosher Licenses: Under kosher regulations, we are required to ascertain that the foodstuffs which we offer for sale bear kosher certification approved by certain authorities such as the Chief Rabbinate of Israel. There is a risk that the relevant authorities in Israel or other areas of the world responsible for issuing kosher licenses may change the criteria for obtaining such licences. In such circumstances, we may be prohibited from obtaining kosher licences for various products that we sell into the various kosher markets. Failure to comply with such applicable laws and regulations in relation to kosher licences could subject us to civil sanctions, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on us and our financial performance.

We are dependent on Arla Foods amba, or Arla, and we also work with a limited number of other key suppliers. If these suppliers raise prices or terminate their engagement with us, our operating results could be adversely affected.

We are dependent on Arla, which supplies a high percentage of our dairy and dairy substitute products, although we are not dependent on any single supplier in respect of a majority of our products. Terminating the engagement with any supplier, in particular Arla, or a material change in the engagement terms for purchasing products from those suppliers may have an adverse affect on our results of operations. We have a distribution agreement with Arla pursuant to which we serve as Arla’s sole agent and distributor in Israel of certain products for a five-year period beginning in March 2005. See “Item 4. Information on the Company – B. Business Overview – Suppliers”. We believe that there are alternative suppliers for purchasing our products; however, we cannot assure that the products of the alternative suppliers will become immediately available and that the terms of purchase will be similar to the current ones.

We depend on a small number of principal clients who have in the past bought our products in large volumes. We cannot assure that these clients or any other client will continue to buy our products in the same volumes, on the same terms or at all.

        Despite our wide dispersion of clients, we have two major clients,both supermarket chains, who accounted for approximately 26% and 7% respectively of our revenue during 2006. We do not have long term purchase contracts with our clients, and our sales arrangements with our clients do not have minimum purchase requirements. We cannot assure that our major clients will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Their failure to do so may significantly reduce our sales. Losing one or more of them may adversely affect our business results. In addition, we cannot assure that we will be able to attract new customers.

We may not be able to successfully compete with larger competitors who have greater operations, financial, marketing, human and other resources than we have.

        The food distribution business in Israel is highly competitive. We face competition from existing competitors in respect of imported as well as locally manufactured food products. Local producers are not subject to the financial risks of importing food products or to governmental policies regarding taxation of imported food products to which we are subject. We believe that we may also face competition from potential newcomers to the food business as well as from existing importers and/or manufacturers not currently involved in the same lines of products as us. In addition, in the event we further expand our activity in the international food markets, we will face also competition from manufacturers and/or distributors from the locations in which we expand our activity. Certain of our current and potential competitors are substantially more established, benefit from substantially greater market recognition and have greater financial, marketing, human and other resources than us. If any of our competitors materially reduces prices, we may be required to reduce our prices in order to remain competitive. Such reductions, if effected, could have a material adverse effect on our financial condition and results of operations.

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

        Political, economic and military conditions in Israel have a direct influence on us because our operations are located there. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect our operations. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the area. Last year, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamic Shiite militia group, which involved thousands of missile strikes and disrupted most daily civilian activity in northern Israel. These events have at times caused considerable damage to the Israeli economy. As a result of the political and military situation, Israel’s economy has at times suffered considerably. Ongoing or revived hostilities related to Israel may have a material adverse effect on our business and on our share price.

        Generally, all male adult citizens and permanent residents of Israel under the age of 45 are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. Although we have operated effectively under these requirements since it began operations, management cannot assess the full impact of these requirements on its workforce or business if political and military conditions should change, and management cannot predict the effect on it of any expansion or reduction of these obligations.

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

        Our products may become the subject of product liability claims, and there can be no assurance that our property insurance coverage limits will be adequate or that all such claims will be covered by insurance. A product recall or a product liability claim, even one without merit or for which we have substantial coverage, could result in significant expenses, including legal defense costs, thereby increasing our expenses, lowering our earnings and, depending on revenues, potentially resulting in additional losses. A successful product liability claim or other judgment against us in excess of our insurance coverage could have a material adverse effect on us and our reputation.

Our operating results may be subject to variations from quarter to quarter.

        Our operating results may be subject to variations from quarter to quarter depending on, among other things, the timing of sales campaigns and special events initiated by both us and our customers, the major Jewish holidays (such as the Jewish New Year and Passover), our ability to manage future inventory levels in line with business opportunities and anticipated customers’ demand, competitive developments in the market, changes in the rates of inflation in Israel and fluctuations in NIS/Dollar exchange rates. There can be no assurance that our sales or net income (if any) in any particular quarter will not be lower than the preceding and/or comparable quarter or that its sales or net income (if any) in a particular quarter will be indicative of our results of operations for the entire year. The trading prices of our ordinary shares may fluctuate significantly in response to variations in our operating results.

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

        We may in the future fail to comply with the Nasdaq Capital Market (formerly the Nasdaq Small Cap Market) regulations and listing requirements as to minimum net income, minimum number of shareholders and public float and other requirements, and as a result Nasdaq may initiate procedures to de-list our ordinary shares from the Nasdaq Capital Market. Any such de-listing may severely complicate trading of our shares by its shareholders, or prevent them from re-selling their shares at/or above the price they paid. Furthermore, our relatively low trading volumes may make it difficult for shareholders to trade shares or initiate any other transactions. De-listing may also make it more difficult for us to issue additional securities or secure additional financing.

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

One shareholder owns a large percentage of our shares.

        As of the date of this Annual Report, Willi-Food owned approximately 62.26% of our ordinary shares. Mr. Joseph Williger, who serves as officer and director of our company, as well as of Willi-Food, holds approximately 14.70% of the outstanding shares of Willi-Food (approximately 12.48% on a fully-diluted basis). Mr. Zvi Williger, who serves as officer and director of our company, as well as of Willi-Food, holds approximately 36.64% of the outstanding shares of Willi-Food (approximately 32.41% on a fully-diluted basis). As a result, Mr. Zvi Williger, the controlling shareholder of Willi-Food, has the ability to control our activities, management and policies, including matters requiring shareholder approval, such as the election of directors.

        Our Articles of Association do not provide for cumulative voting rights with respect to the election of directors and every resolution of the company in the general meeting of shareholders is deemed duly passed if passed by a simple majority of the shareholders present and voting unless another majority is required by the Israeli Companies Law, or Companies Law, or by our Articles of Association.

We are controlled by and have business relations with Willi-Food and its management.

        Willi-Food, our controlling shareholder, is a holding company whose main asset is the ordinary shares it owns in our company. Willi-Food currently does not directly conduct any material business.

        Willi-Food, Mr. Zvi Williger, the controlling shareholder of Willi-Food, and Mr. Joseph Williger, have been and continue in certain cases to be party to certain agreements and arrangements relating to our operations. Such transactions include service and employment arrangements between each of Messrs. Joseph and Zvi Williger together with us, the lease of our executive offices from Messrs. Joseph and Zvi Williger, and a service agreement we have with Willi-Food. All such transactions include consideration.

        In addition, certain of our key personnel also serve in management positions in Willi-Food. By serving in dual capacities, these persons may experience conflicts of interest involving the two companies. Israeli law imposes procedures, including, for certain material transactions, a requirement of shareholder approval, as a precondition to entering into interested party transactions. These procedures may apply to transactions between Willi-Food and us. However, we cannot assure that we will be able to avoid the possible detrimental effects of any such conflicts of interest by complying with the procedures mandated by Israeli law.

Our international operations may be adversely affected by risks associated with international business.

        We purchase food products from over 100 suppliers located around the world. Therefore, we are subject to certain risks that are inherent in an international business. These include:

—	varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

—	tariffs, customs, duties, quotas and other trade barriers;

—	difficulties in managing foreign operations and foreign distribution partners;

—	longer payment cycles and problems in collecting accounts receivable;

—	fluctuations in currency exchange rates;

—	political risks;

—	foreign exchange controls which may restrict or prohibit repatriation of funds;

—	export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

—	seasonal reductions in business activity in certain parts of the world; and

—	potentially adverse tax consequences.

        Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.

The price of our ordinary shares may be volatile.

        The market price of our ordinary shares has fluctuated significantly and may be affected by our operating results, changes in our business, changes in the products we market and distribute, and general market and economic conditions which are beyond our control. In addition, the stock markets in general have, from time to time, experienced significant price and volume fluctuations that are unrelated or disproportionate to the operating performance of individual companies. These fluctuations have affected stock prices of many companies without regard to their specific operating performance. The price of our ordinary shares may fluctuate significantly in the future.

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

        In May 2001, the Company acquired all the shares of Gold Frost Ltd., which we refer to herein as Gold Frost, for NIS 336 thousand (USD 80 thousand). Gold Frost, which was registered in 1977 in Israel, is engaged in designing, developing and distributing frozen and chilled food products.

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

        On March 9, 2006, the Company’s subsidiary, Gold Frost, completed an initial issuance to the public on the London AIM market which yielded gross proceeds of NIS 36.5 million (USD 8.6 million). Following this issuance, as of May 30, 2006, the Company held approximately 75.7% of Gold Frost’s share capital. See “Item 10. Additional Information – 10C. Material Contracts”.

        On October 5, 2006 the Company closed $10.0 million private placement of shares of its ordinary shares and warrants to institutional investors. The Company issued a total of 1,652,893 ordinary shares at a purchase price of $6.05 per share, and the Company also issued warrants to purchase 561,982 additional shares at an exercise price of $8.00 per share. After deducting closing costs and fees, the Company received net proceeds of approximately $9.6 million. See “Item 10. Additional Information – 10C. Material Contracts”.

        In January 19, 2007, the Company acquired the operations and assets (including inventory, account receivables, and account payables) of Laish Israeli Food Products Ltd., a U.S. importer and distributor of kosher food products for approximately $3.7 million in cash. Of this amount, $3.3 million was paid at closing and up to an additional $0.4 million is payable during the following 18 months, depending on collection of receivables. The sources for the purchase price are a bank loan in the amount of $1.5 million and cash on hand. Laish Israeli currently distributes kosher products such as canned foods and candies to groceries, independent supermarkets and supermarket chains in the Tri-State area (New York, New Jersey and Connecticut). See “Item 10. Additional Information – 10C. Material Contracts”.

        On February 13, 2007, the company signed an agreement with the Baron family (an unrelated third party), kosher food exporters located in Israel, to form a joint global kosher trade and export company (“Joint Company”). The Company will hold a 50.1% interest, and the Baron family will hold the remaining interest. Under the terms of the agreement, all of the current food export operations of the Baron family will be executed under the new entity. The closing of the transaction is subject to customary closing conditions, including approval of the Israeli Anti-Trust Authorities and completion of exhibits. Under the agreement, the Joint Company will be engaged in the food export activities performed until now by the Baron Family, which involved the export of kosher products from more than 100 suppliers, predominantly from Israel, to the U.S., Canada, England, Belgium, France, Switzerland, Australia, South Africa, Mexico, Argentina and Chile. Product categories currently exported include candies, preserves, cakes and cookies, snacks, cereals, frozen pastries and ice creams, baby food and general grocery items. See “Item 10. Additional Information – 10C. Material Contracts”.

        The Company’s principal executive offices are situated at 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel. The Company’s telephone number is 972-8-9322233, its fax number is 972-8-9322299, its e-mail address for communications is willi@willi-food.co.il and its Web site is www.willi-food.co.il.

        CAPITAL EXPENDITURES

        Our capital expenditures were $5.4 million, $3.5 million and $0.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. The 2006 expenditures were primarily made in Israel in our new logistic center.

        Our current capital expenditures include investments in our new logistic center, and we expect to incur capital expenses in 2007 primarily to the logistic center. See ” – Item 3D. Property, Plants and Equipment” for a description of the logistic center.

        As of the date of this Annual Report, we estimate that our capital expenditures for 2007 will be approximately $2 million. We expect to finance these investments primarily from cash on hand. However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions, changes in demand for our products, increase in the sales growth of our new products, and our ability to generate sufficient cash from operations. See “Item 3. Key Information – 3D. Risk Factors.”

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

        In addition to its acquisition of the operations and assets of Laish Israeli Food Products Ltd. and its agreement with the Baron family, kosher food exporters located in Israel, to form a joint global kosher trade and export company, both described in ” – A. History and Development of the Company”, the Company continues to re-evaluate its strategic position and consider other business opportunities, including acquisitions by and mergers of the Company. As part of this re-evaluation, the Company is also considering forming strategic alliances with or entering into different lines of business.

        The Company’s principal shareholder, Willi-Food Investments Ltd., which we refer to as Willi Food, as of March 19, 2007, held approximately 62.26% of the Company’s outstanding share capital. The primary assets of Willi Food are the Company’s ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions”. Willi Food’s securities are traded on the Tel Aviv Stock Exchange.

Business Strategy

        The Company's business strategy is:

—	to promoted the “Willi-Food” brand name and to increase market penetration of products that are currently sold by the Company through, among other things, marketing efforts and advertising campaigns;

—	to expand its current food product lines and diversify into additional product lines, as well as responding to market demand; and

—	to expand the Company's activity in the international food markets, mainly in the U.S. and Europe.

        Utilizing management’s expertise in identifying market demand and preferences, as well as its sourcing abilities, the Company intends:

—	to continue to locate, develop and distribute additional food products, some of which may be new to Israeli consumers;

—	to increase its inventory levels from time to time both to achieve economies of scale on its purchases from suppliers and to more fully meet its customers’ demands;

—	to expand its logistical capability within Israel;

—	to further expand the international food markets, mainly in the U.S. and Europe, by purchasing additional food distribution companies or/and increasing cooperation with local existing distributors or/and exporting products directly to the customer; and

—	to penetrate new markets within the Middle East through the establishment of business relationships and cooperation with representatives in such markets subject to a positive political climate.

        The Company has developed certain trade relationships locally, as well as in areas administered by the Palestinian Authority, although current sales volumes to the Palestinian administered areas are low.

        In addition, the Company has:

—	promoted the value of the “Willi-Food” brand and introduced additional food products to the Israeli marketplace under the brand name “Willi-Food”;

—	initiated sales in the U.S. and Europe; and

—	entered into arrangements with recognized manufacturers to market their products under their respective brand names, in addition to brand names under which the Company currently markets its products.

        In furtherance of its business strategy, the Company on January 19, 2007 acquired the operations and assets (including inventory, account receivables, and account payables) of Laish Israeli Food Products Ltd., a U.S. importer and distributor of kosher food products for approximately $3.7 million in cash. In addition, on February 13, 2007, the Company announced that it had signed an agreement with the Baron family, kosher food exporters located in Israel, to form a joint global kosher trade and export company. See “Item 4. Information on the Company – A. History and Development of the Company”.

Products

The Company imports, markets and distributes two kinds of line products: preserved products and non-preserved products.

        Preserved Products

        The Company imports, markets and distributes a broad variety of over 160 preserved food products, most of which enjoy a long shelf life (mostly between two to four years). Sales of preserved products accounted for approximately 44% of the Company’s sales in 2006. These products are sold principally in tin cans and glass jars in a variety of sizes and are intended for use by the individual consumer as well as by the institutional consumer food markets.

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

        Non-Preserved Products

        The Company imports, markets and distributes a broad variety of over 300 non-preserved food products, most of which enjoy a relatively long shelf life (mostly between ten months and two years). Sales of non-preserved products accounted for approximately 56% of the Company’s sales in 2006. These products are sold in a variety of sizes and types of receptacles, such as glass jars, plastic and glass bottles and containers and sealed plastic vacuum packages, and are intended for use by the individual consumer as well as by the institutional consumer food markets.

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

        The products (preserved and non-preserved) that generated the largest sales volume for the year ended December 31, 2006 were canned vegetables (22% of sales), dairy and dairy substitute products (23% of sales), canned fish (17% of sales) and edible oils (14% of sales).

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

Suppliers

        The Company is not a manufacturer of preserved food products or non-preserved food products and therefore purchases final products only. The Company purchases preserved food products from over 30 suppliers worldwide, including suppliers located in the Far East (China, India, the Philippines and Thailand), Eastern Europe (Poland), South America (Ecuador and Costa Rica), Canada and Western, Northern and Southern Europe (Sweden, Greece, The Netherlands, Portugal, Spain, France and Turkey). The Company purchases non preserved food products from over 55 suppliers, including suppliers located in the Far East (China, India, the Philippines and Thailand), Eastern Europe (Bulgaria and Latvia), South America (Argentina), the United States and Western, Northern and Southern Europe (Sweden, Denmark, Greece, The Netherlands, Italy, Portugal, Spain, Belgium, Germany, France, Turkey and Cyprus).

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

        The following table represents the percentage of purchases of preserved products by the Company from suppliers who accounted for more than 10% of the total purchases in the years 2006, 2005 and 2004:

Supplier	2006	2005	2004

Supplier A	12%	---	---
Supplier B	---	15.7%	*
Supplier C	*	*	13.2%

*	less than 10%

        The following table represents the percentage of purchases of non-preserved products by the Company from suppliers who accounted for more than 10% of the total purchases in the years 2006, 2005 and 2004:

Supplier	2006	2005	2004

Arla	20%	15.4%	10.7%

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

        The Company does not generally enter into written agency or other agreements with its suppliers. However, the Company has written agreements with one foreign supplier of preserved products and six foreign suppliers of non preserved products that confirm the exclusive appointment of the Company as the sole agent and/or distributor of such suppliers either with respect to a specific product or with respect to a line of products, within the State of Israel. These exclusivity rights have generally been granted for a period of 12-24 months and are automatically extendable unless terminated by either party upon notice, and in certain cases are conditioned upon the Company’s compliance with certain minimum purchase requirements. The supplier from which the Company received such letter of confirmation accounted for less than 1% of the Company’s purchases in 2006 and approximately 1% of the Company’s purchases in 2005 and in 2004. In a few instances, the Company did not fulfill its commitment to the minimum purchase requirements, but since the onset of its activities no supplier has terminated its agreement with the Company due to the Company’s failure to comply with the minimum purchase requirements. The Company’s purchases are not motivated by a desire to meet minimum purchase requirements, and the considerations in purchasing products from these suppliers are identical to those for purchasing from other suppliers.

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

        The average volume of Company’s credit balance with its suppliers amounted in 2006 to NIS 18.5 million (USD 4.4 million) consisting 46 days of suppliers credit on average, in 2005 to NIS 17.8 million (USD 4.2 million) consisting 52 days of suppliers credit on average, and in 2004 to NIS 17.5 million (USD 4.1 million) consisting of 49 days of suppliers credit on average.

Customers

        The Company’s products (preserved and non-preserved) are marketed and sold to over 1,000 customers throughout Israel (including customers in the areas administered by the Palestinian Authority). The Company has occasionally sold to importers from Europe and the U.S. During 2002-2006, the Company sold a variety of its products to importers from France, UK and the U.S. (mainly tuna fish, baby corn, corn, asparagus, sugar cubes, noodles, rice and pickles).

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

        The first major group includes the largest Israeli supermarket chains in the organized market in Israel, including: (i) Supersol Ltd. (including the chains: Supersol Deal, Supersol Big, Supersol Sheli, Supersol, the Hyperneto, Cosmos, Mahsanei Mazon, Zol Lemehadrin, Birkat Rachel and Hutzot Lahav, and also includes, from 2006, Club Market Marketing Chains Ltd. (including the chains: Club Market, Hatzi Kupa, Zol Po and Imperia)); (ii) Blue Square Israel Ltd. (which also includes the SuperCenter, Mega and Shefa Shuk); and (iii) Co-Op Jerusalem (Co-Op Jerusalem, Mister Zol, Pasut Zol, Ish Efrat and Metro Market). The Company contracts with the supermarket chains in the organized market through the buyers in the head office of the supermarket chain, and then the Company receives orders from the logistic center or directly from their stores. Merchandise is then delivered directly to each branch or to the supermarket’s chain distribution center.

        The second major group includes private supermarket chains, mini-markets, wholesalers, food manufacturers, institutional consumers, such as catering halls, hotels, hospitals and food service companies and food producers, and customers in the Palestinian Authority.

        The Company’s sales, by customer group, for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 are as follows:

	Percentage of Total Sales Year Ended December 31
Customer Groups	2006	2005	2004	2003	2002

Supermarket Chains in the organized market	35%	41%	41%	42%	41%

Private Supermarket Chains, mini-markets,
wholesalers, manufacturers, institutional
consumers and the customers in the
Palestinian Authority	65%	59%	59%	58%	59%
	100%	100%	100%	100%	100%

        For the years ended December 31, 2006, 2005 and 2004, sales to each of the Company’s largest customers (all of which are supermarket chains in the organized market) generated in excess of 10% of the Company’s sales, and together aggregated approximately 33% of the Company’s sales during 2006 and 39% in 2005 and in 2004. The largest customer accounted for 26% of the Company’s sales in 2006, compared with 19% of the Company’s sales in 2005, and 22% of the Company’s sales in 2004. The second largest customer accounted for 11% of the Company’s sales in 2004 (in 2006 and 2005 sales to this client were less than 10%).

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

        These incentives typically range from 5% to 6.5% of the annual sales of the Company to such customers and are generally paid at the beginning of each year with respect to the previous year’s sales. These arrangements also generally include specific exclusions, such as direct or joint importing of products that are not considered for purposes of such incentives. Certain of these commitments are not evidenced in written agreements. For the years ended December 31, 2006, 2005 and 2004, the Company paid and/or is obligated to pay approximately NIS 3,370 thousand (USD 798 thousand), NIS 3,080 thousand (USD 729 thousand) and NIS 3,870 thousand (USD 916 thousand), respectively, in respect of such incentives.

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

        The average volume of the customers of the Company debit balance with the Company amounted in 2006 to NIS 50.3 million (USD 11.9 million) and the average time period within which our accounts receivable were paid was 92 days, in 2005 to NIS 41.6 million (USD 9.8 million) and the average time period within which our accounts receivable were paid was 93 daysand in 2004 the average customer debit balance was NIS 41.1 million (USD 9.7 million) and the average time period within which our accounts receivable were paid was 85 days.

        In the event that a client does not respect its financial commitments, the Company may elect to foreclose on the collateral or the promissory note given by customers in the private sector. In 2003-2006, no significant use of this means was implemented.

        The Company strives to minimize its credit risks by constantly reviewing the credit it extends to customers versus the security it receives. As a result, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so.

        In July 13, 2005, Club Market Marketing Chains Ltd., one of the three largest food chains in Israel, owner of 114 stores and a major customer of the Company, encountered major financial difficulties, announcing that it could not pay its debts to its creditors. The District Court of Tel Aviv accepted Club Market’s petition for a stay of procedures against it and appointed receivers for Club Market. On August 28, 2005, the court allowed the Club Market court-appointed receivers to sell Club Market to Supersol, subject to several conditions. The court also ratified the creditors’ arrangement presented by the receivers. As of September 1, 2005, Club Market’s activities were substantially transferred to Supersol. This merger of two of the three largest food chains in Israel strengthened Supersol’s buying power with local food suppliers (such as the Company) and the dependency of local food suppliers on Supersol has grown.

        The Company submitted a claim of debt with the receivers with respect to Club Market’s debt to the Company, amounting to NIS 6.5 million (USD 1.5 million), including VAT (NIS 5.5 million net of VAT (USD 1.3 million)), as of July 13, 2005. As of the date of this Annual Report, the Company has received approximately NIS 1.1 million (USD 0.26 million). In view of this claim and the ratification of the creditors’ arrangement by the court on December 12, 2005, the Company is expected to receive a proportional share of its claim of debt. The Club Market receivers established the rate of payment to be approximately 51% of the total debts. The receivers have approved the Company’s claim of debt in the amount of NIS 5.6 million (USD 1.33 million), including the NIS 1.1 million (USD 0.26 million) already received by the Company.  There is no assurance as to the portion of the debt owed by Club Market that will actually be paid to the Company.

        The volume of customer bad debt of the Company in the years ended December 31, 2006, 2005 and 2004 amounted to NIS 91 thousand (USD 22 thousand), NIS 3,826 thousand (USD 906 thousand), which includes Club Market’s bad debt and NIS 167 thousand (USD 39 thousand), respectively.

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

        The Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 56 days. Occasionally, the Company may take advantage of low priced merchandise and purchase larger amounts than usual of a product with long shelf life. In those cases, the inventory quantities may be even higher than 56 days. Products ordered by customers in full container loads are generally forwarded directly to the customers’ facilities without being stored in the Company’s facilities. The Company does not regularly maintain significant backlog of orders from customers; orders received by customers are generally filled within one week.

        The Company’s inventory as of December 31, 2006 amounted to NIS 19.1 million (USD 4.5 million) compared with NIS 30.8 million (USD 7.3 million) as of December 31, 2005 and NIS 27.1 million (USD 6.4 million) as of December 31, 2004.

        The Company undertakes advertising campaigns. In 2004 and the first and fourth quarters of 2006, it initiated an extensive advertising campaign in the electronic media and in the newspapers under the brand name “Willi-Food” in order to promote the awareness to the “Willi-Food” brand name.

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

        There can be no assurances as to the degree of protection registration of the Company’s trademarks will afford. In 2006, the Company applied for 15 new trademarks compared with 6 new trademarks in 2005. There is no certainty that these trademarks will be registered as the Company requested. Regarding one of these names, objections on behalf of third parties have been submitted.

        The Company also owns three trademarks which are not currently used. The Company’s investment in registering these trademarks was insignificant.

Employees

        As of December 31, 2006, the Company, including its subsidiaries, employed a total of 114 persons, 10 of whom were in management, 14 of whom were in accounting and importing positions, 32 of whom were involved in the Company’s sales and marketing departments, and 40 of whom were employed in logistics networks (warehousing and transportation). This compares with 80 employees as of December 31 2005, six of whom were in management, 11 of whom were in accounting and importing positions, 28 of whom were involved in the Company’s sales and marketing departments, and 35 of whom were employed in logistics networks (warehousing and transportation).As of December 31, 2004, the Company, including its subsidiaries, employed a total of 70 employees six of whom were in management, 11 of whom were in accounting and importing positions, 23 of whom were involved in the Company’s sales and marketing departments, 30 of whom were employed in logistics networks (warehousing and transportation).

        As of December 31, 2006, 22 additional employees (stewards and sales people) were engaged on an hourly basis. On December 31, 2005 the number was 28 and on December 31, 2004 the number was 36. Other employees were supplied by temporary manpower companies.

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

        A general practice in Israel followed by the Company, although not legally required, is the contribution of funds on behalf of its senior employees to a fund known as “Manager’s Insurance”. This fund provides a combination of savings plan, insurance and severance pay benefits to participating employees, giving these employees a lump sum payment upon retirement and securing their right to receive severance pay, if legally entitled, upon termination of employment. The employee contributes an amount equal to 5%-5.5% of his wages, and the Company contributes an additional 13.3%-15.8%. In addition, Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (which is similar, to some extent, to the United States Social Security Administration). The payments thereto amount to approximately 11% of wages; the employee’s share being 4.5-9% (depending on the marginal level of wages) and the employer’s share is approximately 5%.

        On February 16, 2006, the Company entered an agreement (“Transfer Agreement”) with Gold Frost, pursuant to which 16 of the Company’s employees became employees of Gold Frost as of January 1, 2006. The Transfer Agreement specifies that the employees’ rights (including pension funds and insurance policies, tenure, etc.) will be fully maintained by Gold Frost despite the change in the employer’s identity. It was further agreed that the Company would pay to Gold Frost the sum of NIS 47,972 (USD 11,354) which covers the Company’s obligations for unused vacation time and convalescence pay owing to those employees who were transferred. See “Item 7. Major Shareholders and Related Party Transactions – 10B. Related Party Transactions – Transfer Agreement”.

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

        The Company’s principal shareholder, Willi Food, as of March 19, 2007, held approximately 62.26% of the Company’s outstanding share capital. The primary assets of Willi Food are the Company’s ordinary shares. Willi Food was established on November 27, 1992 and its securities have been traded on the Tel Aviv Stock Exchange since January 1993.

        The Company, as of December 31, 2006, had two active wholly owned subsidiaries organized in Israel, Gold Frost and W.F.D. (Import, Marketing and Trading) Ltd., which we refer to herein as W.F.D.

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

        On March 9, 2006, Gold Frost completed an initial issuance to the public on the London AIM market which yielded gross proceeds of NIS 36.5 million (USD 8.6 million). As of March 19, 2007, the Company held approximately 75.7% of Gold Frost’s share capital.

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

        The Company’s principal executive offices are situated at a leased facility in the northern industrial zone of Yavne, at 3 Nahal Snir St., Israel, 35 km south of Tel-Aviv. These premises serve as the Company’s logistic center for warehousing and distribution of food products as well. The Yavne facility is leased by the Company from Titanic Food Ltd. (“Titanic”), a private Israeli company controlled by Messrs. Joseph Williger, the Company’s Chief Executive Officer and a director, and Zvi Williger, the Company’s Chief Operating Officer and Chairman of the Board. The lease, which was signed on November 29, 1998, was for an initial term of two years with an option for three additional terms of two years each. The lease was extended to April 14, 2007 (see below).

        This facility consists of approximately 5,387 square meters (approximately 48,500 square feet) (a four-story building plus a basement). The monthly rental fee (excluding VAT) for this facility is USD 35,886 starting January 2005, the last option period. The rent is payable in advance on a quarterly basis. The Company believes that the terms of the above-mentioned lease are no less favorable to it than could be obtained from an unaffiliated third party. The amounts paid by the Company as rental fees in the years ended December 31, 2006, 2005 and 2004 were NIS 1,939 thousand (USD 459 thousand )NIS 1,918 thousand (USD 454 thousand) and NIS 1,833 thousand (USD 434 thousand), respectively. Since March 27, 2000, the Company has been operating the Yavne facility under a municipal business license as required under Israeli law. The license has been granted permanently.

        The Company also utilizes free warehouse services in the area of the Ashdod seaport. The Company is charged only for storage per container (i.e., there is no charge for rental while the Company does not use the free warehouse services). The payment for these services for the years ended December 31, 2006, 2005 and 2004 was NIS 1,294 thousand (USD 306 thousand), NIS 1,361 thousand (USD 322 thousand) and NIS 1,400 thousand (USD 331 thousand), respectively.

        As of December 31, 2006, the Company owned 14 refrigeration trucks (each with capacity of 6.5 to 19 tons) and seven regular trucks (each with capacity of 15-27 tons). Pursuant to the Transfer Agreement with Gold Frost 11 of the abovementioned trucks and a private car were sold as of January 1, 2006 from the Company to Gold Frost. See Item 7. “Major Shareholders and Related party transactions – 10B. Related Party Transactions – Transfer Agreement”. The abovementioned transfer was implemented in order to allow Gold Frost to market its products on its own accord.

        In August 2005, the Company purchased from Titanic a plot of 19,000 square meters (approximately 171,000 square feet) for the construction of a new logistic center of 8,600 square meters (approximately 77,400 square feet). This transaction was approved by the Company’s Board of Directors, Audit Committee of the Board of Directors and shareholders. The plot is situated in the northern industrial zone of Yavne. The new logistic center will replace the Company’s current logistic center (which the Company leases from Titanic), and will spare the Company the expense of using storage services in warehouses at the Ashdod seaport far from the current logistic center. The new logistic center is expected to become operational in Mar 2007, and the Company is expected to evacuate the current logistic center and return it to Titanic when the new logistics center becomes operational.

        The lease for the present logistics center (the “Current Lease”) ends in April 2007. If the new logistics center becomes operational before the expiration of the Current Lease, Titanic has agreed to shorten the term of the Current Lease accordingly, without receiving any additional compensation for shortening the Current Lease term. Alternatively, if the new logistics center becomes operational after the expiration of the Current Lease, Titanic has agreed that the Current Lease will be extended until completion of the construction of the new logistics center under the same terms that the present logistics center is being rented today (USD 35,600 a month).

        The total investment in the new logistics center until December 31, 2006 amounted to NIS 39,739 thousand (USD 9,406 thousand).

ITEM 4A.	UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and the related Notes thereto which appear in this Annual Report. The consolidated financial statements have been prepared in accordance with Israeli GAAP, which differs in certain insignificant respects from U.S. GAAP. Reference is made to Notes 2 and 14 of Notes to the consolidated financial statements for a description of the significant differences between Israeli GAAP and U.S. GAAP. Unless otherwise indicated, financial information for the Company included herein is presented on a consolidated basis under Israeli GAAP.

        The Company is engaged in the design, import, marketing and distribution of a broad range of food products purchased from over 110 suppliers worldwide and marketed throughout Israel, and to a much lesser extent, the areas administered by the Palestinian Authority. The products imported by the Company are marketed in Israel and sold to over 1,000 customers, including supermarket chains in the organized market, private supermarket chains, mini-markets, wholesalers, manufacturers and institutional consumers. The Company was incorporated in Israel in January 1994 and commenced operations in February 1994.

        During recent years, there has been an increase in the number of small private supermarket stores that have opened in Israel, which has resulted in greater price competition in the stores and in our business. The increased price competition resulted in an increase in our cost of sales as a percentage of total sales. In order to keep our gross margin at its high levels we had to change our product mix and introduce new products with high margins. By doing so we were able to increase our gross profit in 2006 from 2005 from 22.9% to 25%. In an effort to reduce our operating costs and increase our logistical efficiency, we are constructing a new logistics center to replace the numerous external warehouse facilities that we currently use. This new logistics center, which is expected to be operational in March 2007, will also include a dedicated automatic packing line. We believe the new facility will enable us to take fuller advantage of the sales channels available to us. The new facility will also allow us to consider adding new sources of products in Israel to provide further products to meet consumer demand.

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

        Currently, almost all of our sales are in Israel. We believe that there is potential for significant expansion of the business outside of Israel, and in particular, in the U.S. and Europe. In the last few months, we have taken steps to expand our business outside of Israel. In January 2007, we acquired the operations and assets of Laish Israeli Food Products Ltd., a U.S. importer and distributor of kosher food products, and in February 2007, we signed an agreement with the Baron family, kosher food exporters located in Israel, to form a joint global kosher trade and export company, of which we will hold a 50.1% interest. The closing of the transaction is subject to customary closing conditions.

        We have a number of different additional opportunities in these regions, but we believe it important to secure control of distribution of our products in these regions as well. Currently, we are considering different approaches to secure these means of distribution, although we cannot guarantee that we will be successful. These approaches include:

—	Entering into joint venture arrangements with, or acquiring a controlling stake or absolute control of a distributor in a region outside of Israel; and

—	Selling kosher product direct to supermarket chains outside of Israel.

        For convenience purposes, the financial data for the years ended December 31, 2006, 2005, 2004, 2003, and 2002 has been translated into U.S. Dollars using the representative exchange rate. This rate as of December 31, 2006 was NIS 4.225 = USD 1.00.

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

1.	Revenue Recognition – revenue from product sales is recognized upon the shipment to the consumers, when the title and risk of loss have been transferred to the consumer, price and terms are agreed and when no significant vendor obligations exist and collection of the resulting receivable is reasonably assured. Incentive to certain customers – the Company is obligated to pay incentives to certain customers in relation to the volume of sales. The incentive is calculated as a percentage of the annual sales to the customer. In accordance with EITF 01-9 the Company presents revenue net of such incentives. The Company grants to certain customers the right to return the products. A provision for customers’ return is recorded for the estimated future products return, based on the Company’s experience. This policy is significant because the revenue is a key component of the Company’s operations, as well as the fact that the revenue recognition determines the timing of certain expenses. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause the operating results to vary from quarter to quarter and may result in operating losses.

2.	Inventories – are stated at the lower of cost or market value. Cost is determined by the FIFO (first in first out) method. Inventory’s values and quantities review cause the Company to write down the difference between the cost and the estimated market value upon assumption about future demand and market conditions. If the inventory is determined to be undervalued, the Company may have to recognize additional operating income at the time of sale. Any significant unanticipated change in demand or expiration of product life could have a significant impact on the value of the inventory.

Recently Issued Accounting Pronouncements

U.S. GAAP:

        On July 13, 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for 2007 fiscal year with the cumulative effect of the change in accounting principle recorded as an adjustment to opening balance of retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on the consolidated financial statements.

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157  (““Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. We are currently evaluating the impact of SFAS 157, but do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial position, results of operations or cash flows.

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132R) (FAS 158), requires an employer to: (a) Recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions); and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income of a business entity and in changes in net assets of a not-for-profit organization. The requirement by FAS 158 to recognize the funded status of a benefit plan and the disclosure requirements of FAS 158 are effective as of the end of the fiscal year ending after December 15, 2006 for entities with publicly traded equity securities. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company does not expect the adoption of FAS 158 to have a material effect on the financial position of the company at December 31, 2006.

        In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, and will be adopted by the Company in the first quarter of fiscal 2007. The Company does not expect the adoption of SAB 108 to have a material impact on its consolidated results of operations and financial condition.

In February 2007, the FASB issued FASB No. 159, The Fair Value Option for Financial Assets and Financial Liabilities–Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in FASB No. 159 are elective; however, the amendment to FASB No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The fair value option established by FASB No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates.

A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FASB No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect the adoption of FASB No. 159 to have a material impact on its consolidated financial statements.

Israeli GAAP:

        Accounting Standard No. 29 “Adoption of International Financial Reporting Standards”

        In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29 – “Adoption of International Financial Reporting Standards” – IFRS (“the Standard”). According to this the Standard, an entity subject to the Israeli Securities Law and authoritative Regulations thereunder (including dual listed companies), excluding foreign corporations , that does not prepare its their financial statements in accordance with Israeli GAAP, as defined by this Law[which law?] will be required to prepare financial statements in accordance with the IFRS and related interpretations published by the International Accounting Standards Board, for the reporting periods commencing January 1, 2008, including interim periods.

        An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only 2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

        Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, “First-time Adoption of IFRS Standards”, which establishes guidance on implementing and transitioning from financial reporting based on domestic national accounting standards to reporting in accordance with IFRS.

        IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No. 1 grants exemptions on certain issues by allowing the alternative of not applying the retroactive application in respect thereof.

        Management intends to examine the effect of the transition to IFRS, yet at this stage, is unable to estimate the effectextent of such conversion on the Company’s financial position and results of operations.

        The Standard allows for earlier application in a manner by which applicable entities may convert their financial statements published subsequent to July 31, 2006 to the IFRS. Management has not yet decided whether to early-adopt the IFRS.

        Accounting Standard No. 26 “Inventory”

        In August 2006 the Israeli Accounting Standards Board published Accounting Standard No. 26 - "Inventory" ("the Standard"), which outlines the accounting treatment for inventory.

        The Standard applies to all types of inventory, other than building earmarked for sale and addressed by Accounting Standard No.2 (“Construction of Buildings for Sale”), inventory of work in progress stemming from performance contracts, addressed by Accounting Standard No.4 (“Work Based on Performance Contract”), financial instruments and biological assets relating to agricultural activity and agricultural production during harvest.

        The Standard establishes, among other things, that inventory should be stated at the lower between of cost and net realizable value. Cost is determined by the first in, first out (FIFO) method or by average weighted cost used consistently for all types of inventory of similar nature and uses. In certain circumstances the standard requires cost determination by a specific identification of cost, which includes all purchase and production costs, as well as any other costs incurred in reaching the inventory’s present stage.

        When inventory is acquired on credit incorporating a financing component, the inventory should then be presented at cost equaling the purchase cost in cash. The financing component is recognized as a financing expense over the term of the credit period.

        Any reduction of inventory to net realizable value following impairment as well as any other inventory loss should be expensed during the current period. Subsequent elimination reversal of an impairment write-down that stems from an increase in net realizable value will be allocated to operations during the period in which the elimination reversal took place.

        This The standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and should be implemented retroactively.

        Management believes that the Standard will not affect the Company’s financial position, results of operations and cash flows.

        Accounting Standard No. 27 “Fixed Assets”

        In September 2006 the Israeli Accounting Standards Board published Accounting Standard No. 27 (the “Fixed Assets standard”), which establishes the accounting treatment for fixed assets, including recognition of assets, determination of their book value, related depreciation, losses from impairment as well as the disclosure required in the financial statements.

        The standard states that a fixed-asset item will be measured at the initial recognition date at cost which includes, in addition to the purchase price, all the related costs incurred for bringing the item to the position enabling it to operate in the manner contemplated by management. The cost also includes the initial estimate of costs required to dismantle and remove the item, along with the expenses for restoration ofincurred in reconstructing the site on which the item had been placed and in respect of which the entity incurred that obligation when the item had been acquired or following its use over a given period of time not in the production of inventory during that period.

        The standard also states that when acquiring assets in exchange for a non-monetary asset or a combination of monetary as well as non-monetary assets, the cost will be determined at fair value unless (a) the barter transaction has no commercial substanceessence or (b) it is impossible to reliably measure the fair value of the asset received and the asset provided. Should the provided asset not be measured at fair value, its cost would equal the book value of the asset provided/transferred.

        Following the initial recognition, the standard permits the entity to implement in its accounting policy the measurement of the fixed assets by the cost method or by revaluation so long as this policy is implemented in regard to all the items in that group.

        Cost method – an item will be presented at cost less accumulated depreciation net book value, less accumulated impairment losses.

        Revaluation method – an item whose fair value can be measured reliably will be presented at its estimated amount, which equals its fair value at the revaluation date, net of depreciation accumulated subsequently and less accumulated impairment losses. Revaluations should take place on a current basis in order to ensure that book value does not materially differ from the fair value that would have been determined on the balance-sheet date. The revaluation of a single item calls for the revaluation of the entire group and if the asset’s book value rises following this revaluation, this increase should be allocated directly to shareholders’ equity (“revaluation reserve”). Nevertheless, this increase will be recognized as an operating item up to the amount offsetting the decrease from that asset’s revaluation recognized previously as income or loss. Should book value decline following revaluation, this decline will be recognized as an operating item yet allocated directly to shareholders’ equity (“revaluation reserve”) up to the amount leaving any credit balance in that reserve in respect of that asset.

        Any fixed assets with a significant meaningful cost in relation to the item’s total cost should be depreciated separately. Moreover, the depreciation method used will be reviewed at least once at yearend and, if any meaningful change had taken place in the estimated consumption of future economic benefits inherent in the asset, the method should be modified to reflect such changes. This change will be treated as a change in an accounting estimate.

        This new standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and implemented retroactively, except for the following:

        An entity which chooses on January 1, 2007 the revaluation method will treat the difference between the asset’s estimated book value and its cost as a revaluation reserve at that time.

        An entity which did not include in the cost of an item, upon initial recognition, the initial estimate of dismantling and removing costs along with site reconstruction costs will be required to:

1. Measure the liability on January 1, 2007 in conformity with generally accepted accounting principles;

2. Compute the amount that would have been included in the cost of the relevant asset, when the liability was initially created, by capitalizing the amount of the liability, as noted in item 1 above at the time when that liability was initially created (“the Capitalized Amount”);

3. Compute the Capitalized Amount’s accumulated depreciation on January 1, 2007 on the basis of the asset’s useful life at that time;

4. Allocate to retained earnings the difference between the amount to be allocated to the asset, in accordance with items 2 and 3 above and the amount of the liability, based on item 1 above.

        The Company is currently examining this new standard; however, at this stage, it is unable to estimate the standard’s effect, if any, on its financial position, results of operations.

        In January 2007 the Israeli Accounting Standard Board published a proposal for accounting standard no. 28 that amends standard no.27 to allow, at transition, the alternatives allowed under IFRS 1 regarding fixed assets.

        Standard No. 23, “Accounting for Transactions between an Entity and a controlling party”

        In December 2006 the Israeli Accounting Standards Board published Accounting Standard No. 23, “Accounting for Transactions between an Entity and a controlling party (hereinafter – the Standard). The Standard applies to entities subject to the Israeli Securities Law-1968.

        The Standard establishes the requirements for accounting for transactions between an entity and its controlling party which involve the transposition of an asset, the taking on of a liability, reimbursement or debt concession, and the receiving of loans. The Standard does not apply to business combinations under common control.

        The Standard stipulates that transactions between an entity and a controlling party will be measured based on fair value; transactions which in nature are owner investment should be reported directly in equity and not be recognized in the controlled entity’s profit and loss; the differences between the consideration set in transactions between an entity and a controlling party and their fair value will be allocated directly to the equity; and current and deferred taxes pertaining to the items allocated to equity due to transactions with controlling parties will be allocated directly to equity as well.

        The Standard is effective for transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted from or given to a controlling party prior to the Standard’s coming into effect, starting on the Standard’s effective date.

        The Company’s management believes that the effect of this new standard on the Company’s financial position, results of operations and cash flows is not expected to be material.

A.	RESULTS OF OPERATIONS

        The following table sets forth for the periods indicated, the correlation (in percentages) between items from the Company’s statements of operations to its total sales for such periods:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004

Sales	100%	100%	100%
Cost of Sales	74.99%	77.11%	76.20%
Gross Profit	25.01%	22.89%	23.80%
Sales and Marketing Expenses	11.02%	9.48%	9.14%
General and Administrative Expenses	7.39%	8.14%	5.34%
Operating Income	6.60%	5.27%	9.32%
Financial Income, Net	2.57%	1.50%	0.66%
Other Income	9.53%
Pre Tax Income	18.70%	6.79%	9.99%
Income Taxes	2.81%	2.14%	3.44%
Income after taxes on Income	15.89%	4.65%	6.55%
Minority Interest	0.94%	-	-
Net Income	14.95%	4.65%	6.55%

Year Ended December 31, 2006 Compared With Year Ended December 31, 2005

        Sales. Sales for the year ended December 31, 2006 increased by approximately NIS 25,178 thousand (USD 5,959 thousand), or 15.14%, to approximately NIS 191,460 thousand (USD 45,316 thousand) from NIS 166,282 thousand (USD 39,357 thousand) for the year ended December 31, 2005. This increase in sales was mainly due to the increase in the private sector and the subsidiary sales of the dairy chilled products.

        Cost of Sales. Cost of sales for the year ended December 31, 2006 increased to approximately NIS 143,581 thousand (USD 33,984 thousand), or 74.99% of sales, from approximately NIS 128,215 thousand (USD 30,347 thousand), or 77.11% of sales, for the year ended December 31, 2005. This increase in cost of sales reflected our increased sales in 2006 as compared to 2005. As a percentage of sales, our cost of sales slightly decreased due to higher margins in the private sector and higher margins on the chilled dairy products.

        Gross Profit. The results of sales and cost of sales, as mentioned above, created a gross profit of approximately NIS 47,879 thousand (USD 11,332 thousand), equal to 25.01 % of the sales in the year ended December 31, 2006, reflecting an increase of 25.78% as compared to a gross profit of approximately NIS 38,067 thousand (USD 9,010 thousand), equal to 22.89% of the sales in the year ended December 31, 2005.

        Sales and Marketing Expenses. Sales and marketing expenses for the year ended December 31, 2006 increased to approximately NIS 21,100 thousand (USD 4,994 thousand), or 11% of sales, from approximately NIS 15,771 thousand (USD 3,733 thousand), or 9.48% of sales, for the year ended December 31, 2005. This increase in sales and marketing expenses was mainly attributable to increase in advertising and sales promotion expenses in the amount of NIS 2,549 thousand (USD 603 thousand) due to a massive advertising campaign held by the Company and by its subsidiary during 2006. The second factor was the increase in payroll expenses in the amount of NIS 1,364 thousand (USD 323 thousand). The payroll increase was due to the employment of an average of nine additional employees (recruitment of sales agents and logistics network employees) in 2006 (a 14% increase as compared to 2005)., In addition, some payroll expenses are revenues based commissions, so when the revenues increase the payroll increases as well. The last factor is related to the increase in transportation and maintenance costs in the amount of NIS 1,324 thousand (USD 313 thousand), which was attributed to the increase in sales.

        General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2006 increased to approximately NIS 14,151 thousand (USD 3,349 thousand), or 7.39% of sales, from approximately NIS 13,544 thousand (USD 3,206 thousand), or 8.14% of sales, for the year ended December 31, 2005. This increase of general and administrative expenses was mainly due to an increase in the payroll and accompanying expenses in the amount of NIS 3,134 thousand (USD 742 thousand), This increase primarily resulted from a one time management bonus in the amount of NIS 1,804 thousand (USD 427 thousand) attributed to an unrealized capital gain resulting from the commencement of the trading of shares of the Company’s majority-owned subsidiary, Gold Frost Ltd., on London’s AIM market on March 9, 2006 and due to the employment of an average of seven additional employees in 2006 (a 41% increase as compared to 2005). This increase was offset by a decline of NIS 3,735 thousand (USD 884 thousand) in doubtful debt mainly due to Club Market bad debt that was included in the general and Administrative Expenses of 2005 in the amount of NIS 3,500 thousand (USD 828 thousand).

        Operating Income. Operating income for the year ended December 31, 2006 increased by approximately NIS 3,876 thousand (USD 917 thousand), or by 44%, to approximately NIS 12,628 thousand (USD 2,989 thousand), or 6.59% of sales, from approximately NIS 8,752 thousand (USD 2,071 thousand), or 5.27% of sales, for the year ended December 31, 2005.

        Financial Income, Net. Financial income, net, for the year ended December 31, 2006 was approximately NIS 4,925 thousand (USD 1,166 thousand) compared with approximately NIS 2,501 thousand (USD 592 thousand) for the year ended December 31, 2005. The increase in financial income was due to an increase in the profit from marketable securities of NIS 560 thousand (USD 133 thousand), an increase in the interest income on short term deposits of NIS 1,577 thousand (USD 373 thousand) offset by a loss from future transactions of NIS 248 thousand (USD 59 thousand) compared to a gain from future transactions of NIS 184 thousand (USD 44 thousand) in the year ended December 31, 2005, and a decline, compare to 2005, in bank commissions, and a difference in exchange rates and interest on short term credit of NIS 130 thousand (USD 31 thousand).

        Other Income. Other income for the year ended December 31, 2006 increased by approximately NIS 18,213 thousand (USD 4,311 thousand) to approximately NIS 18,248 thousand (USD 4,319 thousand) from NIS 35 thousand (USD 8 thousand) for the year ended December 31, 2005. This increase in other income was due to an unrealized capital gain in the amount of NIS 18,040 thousand (USD 4,270 thousand) resulting from the commencement of the trading of shares of the Company’s majority-owned subsidiary, Gold Frost Ltd., on London’s AIM market on March 9, 2006.

        Pre-tax Income. Income before taxes for the year ended December 31, 2006 increased by approximately NIS 24,513 thousand (USD 5,802 thousand), or by 217%, to approximately NIS 35,801 thousand (USD 8,474 thousand) from NIS 11,288 thousand (USD 2,672 thousand) for the year ended December 31, 2005.

        Taxes on Income. Taxes on income for the year ended December 31, 2006 increased to approximately NIS 5,379 thousand (USD 1,273 thousand) from approximately NIS 3,567 thousand (USD 844 thousand) in the year ended December 31, 2005. The increase in taxes on income in 2006 in compare to 2005 was attributable to the increase in Income before taxes.

        Income after taxes on income. Income after taxes on income for the year ended December 31, 2006 increased by approximately NIS 22,701 thousand (USD 5,373 thousand), or 294%, to approximately NIS 30,422 thousand (USD 7,201 thousand), or 15.89% of sales, from approximately NIS 7,721 thousand (USD 1,828 thousand), equal to 4.65 % of sales for the year ended December 31, 2005.

        Minority interest. Minority interest for the year ended December 31, 2006 in the amount of NIS 1,807 thousand (USD 428 thousand) is a result of the flotation of shares of the Company’s majority-owned subsidiary, Gold Frost Ltd., on London’s AIM market on March 9, 2006.

        Net Income. Net income for the year ended December 31, 2006 increased by approximately NIS 20,894 thousand (USD 4,945 thousand), or 271%, to approximately NIS 28,615 thousand (USD 6,773 thousand), or 14.95% of sales, from approximately NIS 7,721 thousand (USD 1,828 thousand), equal to 4.65 % of sales for the year ended December 31, 2005.

Year Ended December 31, 2005 Compared With Year Ended December 31, 2004

        Sales. Sales for the year ended December 31, 2005 decreased by approximately NIS 4,700 thousand (USD 1,112 thousand), or 2.75%, to approximately NIS 166,282 thousand (USD 39,357 thousand) from NIS 170,982 thousand (USD 40,469 thousand) for the year ended December 31, 2004. This decrease in sales was mainly due to Company’s policy in the first half of the year 2005, following the insolvency of a number of major wholesalers in the Israeli food industry, to stop selling to some customers and/or to reduce its sales to other customers due to credit review. Our emphasis on credit review of customers in 2006 is expected to continue.

        Cost of Sales. Cost of sales for the year ended December 31, 2005 decreased to approximately NIS 128,215 thousand (USD 30,347 thousand), or 77.1% of sales, from approximately NIS 130,292 thousand (USD 30,838 thousand), or 76.2% of sales, for the year ended December 31, 2004. This decrease in cost of sales reflected our reduced sales in 2005 as compared to 2004. As a percentage of sales, our cost of sales slightly increased due to increased price competition.

        Gross Profit. The results of sales and cost of sales, as mentioned above, created a gross profit of approximately NIS 38,067 thousand (USD 9,010 thousand), equal to 22.9 % of the sales in the year ended December 31, 2005, reflecting a decrease of 6.4% as compared to a gross profit of approximately NIS 40,690 thousand (USD 9,631 thousand), equal to 23.8% of the sales in the year ended December 31, 2004.

        Sales and Marketing Expenses. Sales and marketing expenses for the year ended December 31, 2005 increased to approximately NIS 15,771 thousand (USD 3,733 thousand), or 9.5% of sales, from approximately NIS 15,632 thousand (USD 3,700 thousand), or 9.1% of sales, for the year ended December 31, 2004. This increase in sales and marketing expenses was mainly attributable to increased payroll expenses (recruitment of additional sales agents and logistics network employees) and increased transportation costs to customers offset by a decline in advertising and sales promotion expenses. The increase of payroll expenses in 2005 in the amount of NIS 534 thousand (USD 126 thousand), as compared to 2004, was due to the employment of an average of ten additional employees in 2005 (a 20% increase as compared to 2004) in anticipation of further revenue growth and customer diversification, and the increase in the cost of maintaining vehicles, transport and maintenance of NIS 657 thousand (USD 156 thousand) in 2005 corresponded to the increase in the number of employees and the increase in the vehicle and truck fleet. However, there was a decline of NIS 1,142 thousand (USD 270 thousand) in advertising expenses due to the absence of massive advertising campaign held by the Company.

        General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2005 increased to approximately NIS 10,044 thousand (USD 2,377 thousand), or 6.0% of sales, from approximately NIS 9,134 thousand (USD 2,162 thousand), or 5.3% of sales, for the year ended December 31, 2004. In 2005 there was an increase in professional service expenses of NIS 1,320 thousand (USD 312 thousand) deriving from an increase of legal, audit and IR costs, offset by a decline of NIS 436 thousand (USD 103 thousand) in the payroll and accompanying expenses, primarily as a result of a decline in the management bonus due to the Management Services Agreements that is calculated as a percentage of the consolidated profit before tax.

        Bad Debt – Club Market. On July 13, 2005, Club Market Marketing Chains Ltd. one of the three largest food chains in Israel, announced that it could not pay its debts to the creditors. The District Court of Tel Aviv accepted Club Market’s petition for a stay of proceedings. Club Market’s debt to the Company as of July 13, 2005 was NIS 6,500 thousand (USD 1,538 thousand), including VAT (approximately NIS 5,550 thousand net of VAT (USD 1,314 thousand)). The Company submitted a claim of debt. During 2005, the Company wrote off as a bad debt the sum of NIS 3,500 thousand (USD 828 thousand), or 2.1% of sales, due to the abovementioned debt.

        Operating Income. Operating income for the year ended December 31, 2005 decreased by approximately NIS 7,172 thousand (USD 1,698 thousand), or by 45%, to approximately NIS 8,752 thousand (USD 2,071 thousand), or 5.3% of sales, from approximately NIS 15,924 thousand (USD 3,769 thousand), or 9.32% of sales, for the year ended December 31, 2004.

        Financial Income, Net. Financial income, net, for the year ended December 31, 2005 was approximately NIS 2,501 thousand (USD 592 thousand) compared with approximately NIS 1,121 thousand (USD 265 thousand) for the year ended December 31, 2004. The increase in financial income was due to an increase in the profit from marketable securities of NIS 315 thousand (USD 75 thousand), an increase in the interest income on short term deposits of NIS 197 thousand (USD 47 thousand), income from future transactions of NIS 184 thousand (USD 44 thousand), and a decline, compare to 2004, in bank commissions, and a difference in exchange rates and interest on short term credit of NIS 380 thousand (USD 90 thousand).

        Pre-tax Income. Income before taxes for the year ended December 31, 2005 decreased by approximately NIS 5,791 thousand (USD 1,371 thousand), or by 34%, to approximately NIS 11,288 thousand (USD 2,672 thousand) from NIS 17,079 thousand (USD 4,042 thousand) for the year ended December 31, 2004.

        Taxes on Income. Taxes on income for the year ended December 31, 2005 decreased to approximately NIS 3,567 thousand (USD 844 thousand) from approximately NIS 5,886 thousand (USD 1,393 thousand) in the year ended December 31, 2004. The decrease in taxes on income in 2005 in compare to 2004 was attributable to the decrease in Income before taxes.

        Net Income. Net income for the year ended December 31, 2005 decreased by approximately NIS 3,472 thousand (USD 822 thousand), or 31%, to approximately NIS 7,721 thousand (USD 1,828 thousand), or 4.65% of sales, from approximately NIS 11,193 thousand (USD 2,649 thousand), equal to 6.55 % of sales for the year ended December 31, 2004.

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

        For the year ended December 31, 2006, cash and cash equivalents increased from approximately NIS 30.4 million (USD 7.2 million) at December 31, 2005 to approximately NIS 91.4 million (USD 21.6 million) at December 31, 2006. For the year ended December 31, 2005, cash and cash equivalents decreased from approximately NIS 55.8 million (USD 13.2 million) at December 31, 2004 to approximately NIS 30.4 million (USD 7.2 million) at December 31, 2005.

        During the year ended December 31, 2006, marketable securities increased to NIS 13.9 million (USD 3.3 million) from NIS 3.2 million (USD 0.8 million). For the year ended December 31, 2005, marketable securities increased from approximately NIS 1.7 million (USD 0.4 million) at December 31, 2004 to approximately NIS 3.2 million (USD 0.8 million) at December 31, 2005.

        For the year ended December 31, 2006, the Company generated a positive cash flow from operating activities of approximately NIS 23.9 thousand (USD 5.6 thousand), primarily as a result of decrease in inventory of approximately NIS 11.7 million (USD 2.8 million), decrease in receivables and other current assets of approximately NIS 3.1 million (USD 0.7 million) and increase in payables and other liabilities assets of approximately NIS 1.9 million (USD 0.5 million). Our receivables and other current assets decreased primarily due to the decrease in advances to suppliers. Our payables and other liabilities increased primarily due to increase in related parties mainly due to the management bonus mentioned above in “Results of operations – general and administrative expenses”.

        For the year ended December 31, 2005, the Company utilized a cash flow for operating activities of approximately NIS 7.3 thousand (USD 1.7 thousand), primarily as a result of net income of approximately NIS 7.7 million (USD 1.8 million), offset by an increase of trade accounts receivables of approximately NIS 7.5 million (USD 1.8 million). Our trade accounts receivable increased primarily due to (i) the increase of sales in the fourth quarter of 2005 of approximately NIS 5.4 million (USD 1.3 million) as compared to the fourth quarter of 2004 and (ii) the increase in the average time period within which our accounts receivable were paid. We also increased inventory during 2005 in the amount of approximately NIS 3.7 million (USD 0.9 million) due to the Company’s anticipation for further revenue growth in 2006, and we increased our other receivables and other current assets by NIS 6.5 million (USD 1.5 million) during 2005 primarily as a result to an increase in advances to suppliers of NIS 5,833 thousands (USD 1,381 thousand).

        During the year ended December 31, 2006, the Company generated a cash flow of NIS 31.9 million (USD 7.6 million) from investing activities, mainly for additions to fixed assets of NIS 23.0 million (USD 5.4 million), consisting mostly of the investments in the Company’s new logistic center and from purchase of marketable securities, net of NIS 9.4 million (USD 2.2 million).

        During the year ended December 31, 2005, the Company generated a cash flow of NIS 15.6 million (USD 3.7 million) from investing activities, mainly for additions to fixed assets of NIS 14.9 million (USD 3.5 million), consisting mostly of the investments in the Company’s new logistic center.

        During the year ended December 31, 2006, the Company generated cash flow from financing activities of NIS 68.9 million (USD 16.3 million) mainly due to the proceeds from the private placement of the Company in the amount of NIS 41.3 million (USD 9.8 million) and due to the proceeds from the public listing of Goldfrost in the amount of NIS 32.4 million (USD 7.7 million) . During the year ended December 31, 2005, the Company utilized cash flow from financing activities of NIS 2.5 million (USD 0.6 million) to repay short-term bank credit.

        The Company’s cash requirements, net, during the years ended December 31, 2006, 2005 and 2004 were met primarily through its working capital. As of December 31, 2006, the Company had working capital of approximately NIS 144.7 million (USD 34.2 million) compared with NIS 85.4 million (USD 20.2 million) as of December 31, 2005, and working capital of approximately NIS 96.0 million (USD 22.7 million) as of December 31, 2004.

        The Company’s trade receivables balance in December 31, 2006 was NIS 48.2 million (USD 11.4 million) as of December 31, 2006 similar to the trade receivables balance in December 31, 2005 in the amount of NIS 48.4 million (USD 11.4 million) . In December 31, 2004 trade receivables balance was NIS 40.9 million (USD 9.7 million). The average time period within which our accounts receivable were paid was 92 days for 2006, compared with 93 days for 2005 and 85 days for 2004.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

        The rate of inflation in Israel during the last six years has been significantly reduced as compared to previous years. The rate of devaluation, which was high until 2005, has decreased and the representative rate of the U.S. Dollar reached NIS 4.225 on December 31, 2006, compared with NIS 4.603 on December 31, 2005, 4.308 on December 31, 2004, NIS 4.379 on December 31, 2003, and 4.737 on December 31, 2002. The representative rate of the U.S. Dollar on March 19, 2007 was NIS 4.208.

        The annual rates of inflation in Israel during the years ended December 31, 2001, 2002, 2003, 2004, 2005 and 2006 were approximately 1.4%, 6.5%, (1.9%), 1.6%, 2.4% and (0.1%)%, respectively, while during such periods the devaluation of the NIS against the U.S. Dollar was approximately 9.3% 7.3%, (7.6%), (1.6%), 6.8% and (8.2%), respectively. During each of the years ended December 31, 2003, 2004 and 2006, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. Dollar, while during each of the years ended December 31, 2001, 2002 and 2005 the rate of devaluation of the NIS against the U.S. Dollar exceeded the rate of inflation in Israel.

        The representative rate on December 31, 2006 was NIS 4.225 per USD 1.00, equal to a revaluation of 8.2% from the representative rate on December 31, 2005, which was NIS 4.603 per USD 1.00. The representative rate on December 31, 2005 was NIS 4.603 per USD 1.00, equal to a devaluation of 6.8% from the representative rate on December 31, 2004, which was NIS 4.308 per USD 1.00. The representative rate on December 31, 2004 was NIS 4.308 per USD 1.00, equal to a revaluation of 1.6% from the representative rate on December 31, 2003, which was NIS 4.379 per USD 1.00. The representative rate on December 31, 2003 was NIS 4.379 per USD 1.00, equal to a revaluation of 7.6% from the representative rate at December 31, 2002, which was 4.737 per USD 1.00.

        A revaluation of the NIS in relation to the U.S. Dollar will have the effect of increasing the U.S. Dollar value of any assets of the Company which consist of NIS or receivables payable in NIS. Such a revaluation would also have the effect of increasing the U.S. Dollar amount of any liabilities of the Company which are payable in NIS (unless such payables are linked to the Dollar). Conversely, any decrease in the value of the NIS in relation to the U.S. Dollar will have the effect of decreasing the U.S. Dollar value of any linked NIS assets of the Company and the U.S. Dollar amount of any linked NIS liabilities of the Company.

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

Guarantees and Pledges

        Principally in connection with letters of credit issued to the Company, the Company has issued a debenture to each of Bank Leumi Le’Israel, Bank Mizrahi Ltd. and Bank Hapoalim Ltd., pursuant to which it has pledged all of its assets (including its outstanding share capital and good will of the Company) in favor of such banks to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company’s suppliers. Bank Leumi Le’Israel, Bank Mizrahi Ltd. and Bank Hapoalim Ltd. have agreed among them that the pledges subject to such debentures shall rank pari passu. The outstanding amount of such letters of credit as of December 31, 2006 was approximately NIS 21,945 thousand (USD 5,194 thousand).

        The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary, W.F.D., to the United Mizrahi Bank Ltd. As of December 31, 2006, W.F.D. had no obligations to United Mizrahi Bank Ltd.

        The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its subsidiary, Gold Frost, both to Bank Leumi Le’Israel Ltd. and to the United Mizrahi Bank Ltd. As of December 31, 2006, Gold Frost had no obligations to such banks.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        Not applicable.

D.	TREND INFORMATION

        During recent years, there has been an increase in the number of small private supermarket stores that have opened in Israel, which has resulted in greater price competition in the stores and in our business. The increased price competition resulted in an increase in our cost of sales as a percentage of total sales. In order to keep our gross margin at its high levels we had to change our product mix and introduce new products with high margins, by doing so we able to increase our gross profit in 2006 from 2005. During 2006, 2005 and 2004, the Company initiated promotion activities and advertising campaigns to promote its brand name “Willi-Food” resulting increasing its sales, expand the variety of customers and as a result, increasing the gross margins.

        The Company is currently constructing a new logistic center near its headquarters with the aim of increasing the efficiency of its logistic process and reducing its operating expenses. The Company will also work towards increasing its sales to customers outside of Israel.

        In July 2005, Club Market Marketing Chains Ltd., one of the three largest food chains in Israel, owner of 114 stores and a major customer of the Company, encountered major financial difficulties, announcing that it could not pay its debts to its creditors. On August 28, 2005, the court allowed the Club Market court-appointed receivers to sell Club Market to Supersol, subject to several conditions. Among the conditions imposed was prohibiting the conditioning of the purchase from a supplier on that supplier’s purchase terms with their chains, prohibiting interfering with the commercial terms awarded to other chains and prohibiting sales by Supersol at less than cost. As of September 1, 2005, Club Market’s activities were substantially transferred to Supersol. This merger of two of the three largest food chains in Israel strengthened Supersol’s buying power with local food suppliers (such as the Company) and the dependency of local food suppliers on Supersol has grown.

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

        The following table of the Company’s material contractual obligations as of December 31, 2006 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

2006

Payments due by period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
(in thousands)

Property Leases	NIS 603	NIS 603
	(USD 143)	(USD 143)	-	-	-
Open purchase orders	NIS 21,945	NIS 21,945
	(USD 5,194)	(USD 5,194)	-	-	-
Operating Leases	-	-	-	-	-
Total	NIS 22,548	NIS 22,548
	(USD 5,337)	(USD 5,337)	-	-	-

G.	SAFE HARBOR

        This annual report contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). When used in this report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, based on certain assumptions and information currently available to management, all of which are subject to certain risks and uncertainties including, among others

—	changes affecting currency exchange rates, including the NIS/U.S. Dollar exchange rate;
—	payment default by any of our major clients;
—	the loss of one of more of our key personnel;
—	changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;
—	termination of arrangements with our suppliers, in particular Arla Foods amba;
—	loss of one or more of our principal clients;
—	increasing levels of competition in Israel and other markets in which we do business;
—	changes in economic conditions in Israel, including in particular economic conditions in our core markets;
—	our inability to accurately predict consumption of our products;
—	product liability claims; and
—	our inability to continue to meet the Nasdaq listing requirements.

        Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results of operations may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The Directors, executive officers and key employees of the Company as of the date of this Annual Report are as follows:

Name	Age	Position with the Company

Joseph Williger	50	Chief Executive Officer and Director
Zvi Williger	52	Chief Operating Officer and Chairman of the Board
Rachel Bar-Ilan (1)	49	Director
Ariel Herzfeld (1)	52	External Director
Shai Bazak (1)	39	External Director
Chen Shlein	40	Chief Financial Officer

(1)	Members of the Company’s Audit Committee.

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

        Ariel Herzfeld has served as an external director since August 30, 2006. Mr. Herzfeld is a senior partner in the Israeli CPA firm, M. Herzfeld & Co. and in Herzfeld-Cohen Management Services where he served in auditing, consulting and managing services, including in information-systems projects to a wide variety of private and public organizations. Director (included in the audit committee) in Crystal Consumer Products Ltd a prominent Israeli importer of appliances that is traded in the Tel-Aviv Stock Exchange. A managing partner in charge of the audit-force nominated by the Israeli Parliamentary Investigation Commission for locating & restoring of property for Holocaust victims in Bank Hapoalim Ltd (Israel biggest bank). Mr. Herzfeld earned his BA degree from the University of Denver in Colorado in 1978 and his MBA, majoring in Information Systems Analysis, from the Ono Academic College, in 2005. He is a Certified Public Accountant (Isr.) and Certified Systems Analyst (Isr.).

        Chen Shlein has served as Chief Financial Officer of the Company since November 2006. Mr. Shlein also provides the Company’s principal shareholder, Willi Food, with certain financial services. Prior to joining Willi-Food, Mr. Shlein served as the CFO of Programa Logistics System Ltd, an international consultancy provider specializing in Supply Chain Management, logistics and Material Handling Systems. Before that, Mr. Shlein was the executive controller for Emblaze Systems Ltd., a publicly traded company in the LSE in the telecommunication industry. Mr. Shlein received his Bachelor of Arts degree in economics and accounting from Tel Aviv University and a Master of Business degree in management from Baruch University. Mr. Shlein is a certified public accountant.

Termination of Officer

        David Weiss served as our director until August, 2006. Gil Hochboim serves as our Chief Financial Officer until October, 2006.

B.	COMPENSATION

Compensation of Directors and Officers

        The aggregate compensation paid by the Company to its directors and officers as a group for the fiscal year 2006 was approximately NIS 2.9 million (USD 0.69 million), excluding bonuses in an aggregate amount of approximately NIS 4.0 million (USD 0.95 million) paid to Messrs. Joseph and Zvi Williger. These amounts include all contingent or deferred compensation payable to directors or officers during 2006. These amounts also include payments to non-executive directors in the aggregate amount of approximately NIS 219 thousand (USD 52 thousand) during 2006.

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

        In November 2006, the Company entered into an employment agreement with Mr. Chen Shlein, pursuant to which Mr. Shlein agreed to serve as the Chief Financial Officer of the Company. The agreement provides for a monthly salary of NIS 30,000 (approximately USD 7,100). In addition to this salary, Mr. Shlein also receives the benefits customarily provided by the Company to its senior employees, including bonuses and the use of a vehicle.

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

Audit Committee

        Nasdaq Requirements

        The Company’s Ordinary Shares are listed for quotation on the Nasdaq Capital Market, and the Company is subject to the rules of the Nasdaq Capital Market applicable to listed companies. Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Rachel Bar-Ilan, Shai Bazak and Ariel Herzfeld qualify as independent directors under the current Nasdaq requirement and are members of the Audit Committee. The role of the audit committee for Nasdaq purposes includes assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the Company’s accounting, auditing and reporting practices.

        Companies Law Requirements

        Under the Israeli Companies Law, the board of directors of public company must appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding a:

—	chairman of the board of directors;
—	controlling shareholder or his relative; and
—	any director employed by or who provides services to the company on a regular basis.

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

External Directors under the Israeli Companies Law

        The Israeli Companies Law requires that the Company have at least two external directors on its Board of Directors. The election of an external director under the Israeli Companies Law must be approved by a general meeting of shareholders provided that either: (a) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of such arrangement (not including abstentions) or (b) the total number of shares voted against such arrangement does not exceed one percent of the aggregate voting rights in the company.

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

        The External Directors of the Company are Mr. Shai Bazak, who was appointed as an External Director in August 2003, and Mr. Ariel Herzfeld, who was appointed as an External Director in 2006.

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

        The duty of loyalty and to act in good faith, requires the Officer to avoid any conflict of interest between the Officer’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantages for him or herself or others. This duty also requires him or her to reveal to the company any information or documents relating to the company’s affairs that the Officer has received due to his or her position as an Officer. The duty of care requires an Officer to act in a way that a reasonable Officer would act in the same position and under the same circumstances. This includes the duty to utilize reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information.

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

Options

        As of March 19, 2007, there were 561,982 outstanding options (warrants) to purchase ordinary shares of the Company, currently exercisable at a price of $8.00 per share.

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

        The following table sets forth, as of March 19, 2007, the number of Ordinary Shares beneficially owned by (i) each shareholder known to the Company to own more than 5% of the Ordinary Shares and (ii) all directors and officers as a group:

Name and Address	Number Of Ordinary Shares Beneficially Owned		Percentage Of Ordinary Shares

Willi Food (1)	6,393,104		62.26%
Joseph Williger (1)(2)	6,393,104	(2)	62.26%
Zvi Williger (1)(2)	6,467,054	(2)	62.98%
All directors and officers as a group (2 persons)	6,467,054	(2)	62.98%

(1)	Willi Food’s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi Food are located at 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel. The business address of each of Messrs. Joseph Williger and Zvi Williger is c/o the Company, 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel.

(2)	Includes 6,393,104 Ordinary Shares owned by Willi Food. Messrs. Zvi Williger and Joseph Williger serve as directors and executive officers of Willi Food and of the Company. Under Israeli law, Mr. Zvi Williger is deemed to be the controlling shareholder of Willi Food and has the ability to control the Company’s management and policies, including matters requiring shareholder approval such as the election of directors. Under Israeli law, Mr. Joseph Williger, who owns approximately 14.70% of the Ordinary Shares of Willi Food, is not deemed to be a member of a group with Mr. Zvi Williger or a controlling shareholder of the Company.

All of the shareholders of the Company (including Willi Food) have the same number of votes for each ordinary share held. Accordingly, the major shareholders of the Company, Willi Food, do not have voting rights that are different from those of the Company’s other shareholders. The Company believes that 3,800,843 Ordinary Shares (approximately 37.02% of its outstanding Ordinary Shares) are held by persons who are not officers, directors or the owners of 10% of the Company’s outstanding Ordinary Shares. As of March 19, 2007, there were 24 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record, including a part of the Company’s shares held by Willi Food through brokers, represented approximately 66.9% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

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

        On May 4, 2005, the Audit Committee and the Board of the Company, resolved to amend the provisions of the two above-mentioned agreements. The amendments were approved by the shareholders of the Company at the General Meeting of Shareholders that convened on July 20, 2005. Please refer to “Item 6. Directors, Senior Management and Employees – B. Compensation – Management Service Agreements” for more details regarding the amendments.

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

        On March 31, 2003, the Board of Directors of the Company authorized Willi Food to participate in the import license lottery of the Israeli Ministry of Industry and Trade, provided that Willi Food agreed that if it wins an import license it will: (i) coordinate with the Company the items of merchandise to be imported using the import license; and (ii) in consideration for the transfer of the merchandise that is imported using the import license, the Company will sell the merchandise, retaining 20% of the selling proceeds for itself and transferring the balance, if any, to Willi Food. The Board of Directors of the Company determined that this arrangement is not an extraordinary transaction. In 2006, the amount retained by the Company pursuant to this arrangement was NIS 392 thousand (USD 93 thousand).

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

        Employees: Sixteen employees ceased to be employees of the Company and became employees of Gold Frost. All the employees agreed to such transfer provided that all their rights due to their employment period with the Company passed to Gold Frost. The Company paid to Gold Frost the amount of NIS 47,927 (USD 11,344) in respect of sums due to the employees for unused vacation days and accumulated recuperation pay. Because the Company had not made all the required payments to the managers’ insurance of certain employees, the Company agreed to pay any missing amounts to Gold Frost if and when relevant when the employer-employee relationship between Gold Frost and the employees terminates.

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

Legal Proceedings

1.	Five (5) lawsuits and motions to certify as class actions have been filed against the Company in the Tel-Aviv Jaffa District Court, all based on claims regarding reductions in the contents of Company products. The plaintiffs’ claims in all of the motions allege that the consumers who purchased the products were misled since the contents of the packages were reduced without notifying the public and without proportionally reducing the prices of the products.

a. In the first claim filed in December 2006, which pertains to canned packages of tuna, the plaintiff claims that the contents of the cans (i.e., the net weight) were reduced without notifying the consumer public and without proportionately reducing the prices of the products. The plaintiff is seeking total restitution of NIS 23,496,000 (at a minimum).

b. The motion filed in December 2006 pertains to canned packages sold under the name “Willifood Artichoke Bottoms”, “Willifood Stuffed Vine Leaves” and “Willifood Pickled Hot Peppers”. The plaintiff claims that the contents of the packages were reduced without notifying the consumer public and without proportionately reducing the prices of the products. The plaintiff is seeking total restitution of NIS 7,744,800 (at a minimum).

c. The motion filed in December 2006 pertains to canned packages sold under the name “Willifood Whole Lychees in Syrup”, “Willifood Apricot Halves in Light Syrup”, “Willifood Whole Young Corn” and “Willifood Hearts of Palm”. The plaintiff claims that contents of the packages were reduced without notifying the consumer public and without proportionately reducing the prices of the products. The plaintiff is seeking total restitution of NIS 6,195,000 (at a minimum).

d. The motion filed in December 2006 also pertains to canned packages of tuna. The plaintiff claims that the contents of the packages (i.e., the drained weight) were reduced without notifying the consumer public and without proportionately reducing the prices of the products. The plaintiff is seeking total restitution of NIS 4,480,000 (at a minimum).

e. The motion filed in February 2007 also pertains to canned packages of tuna. The plaintiff claims that the contents of the packages (i.e., the drained weight) were reduced without notifying the consumer public and without proportionately reducing the prices of the products. The plaintiff is seeking total restitution of NIS 3,920,000 (at a minimum).

Pursuant to a procedural arrangement reached with the attorney representing all the abovementioned five plaintiffs, the Company is expected to responds to the various motions by April 30, 2007. At this point, given the preliminary stage of all the abovementioned legal proceedings, the Company cannot evaluate the monetary risks involved.

2.	A lawsuit was filed in December 2001 against 29 importers/producers of food products, including the Company, for an amount totaling NIS 500 million (USD 118 million). Concurrently, the plaintiffs filed a request for an exemption from the court fee. Following the court’s rejection of the plaintiffs’ request for the noted fee exemption and their failure to pay such fee, the court dismissed the case.

In January 2004 the abovementioned plaintiffs filed a new lawsuit against the 29 noted importers/producers for NIS 1 billion (USD 237 million). Again, a request was made concurrently for an exemption from the court fee. This request was rejected by the court, and the action was dismissed without prejudice in November 2006.

3.	In or about October, 2005, Vitarroz Corp. commenced an action in the Superior Court of the State of New Jersey, against Willi USA Holdings, Inc. (a subsidiary of the Company), the Company and Zwi Williger (collectively, the “Defendants”) due to a dispute concerning a press release announcing the termination of the proposed acquisition of the Vitarroz business by the Company.

On November 2005, the Company removed the matter from the Superior Court of New Jersey to the United States District Court for the District of New Jersey. The complaint was subsequently amended and, as amended, alleged, inter alia, breach of contract, defamation, breach of covenants of good faith and fair dealing, fraudulent inducement and tortious interference with contractual relations and prospective economic advantage. Defendants did not respond to the complaint as an agreement was reached to arbitrate all disputes between the parties and certain third parties.

Not only did the parties agree to submit the claims which are the subject of the amended complaint to binding arbitration but they agreed to submit to arbitration (i) claims that defendants have against plaintiff and related third parties, and (ii) claims which the Company asserted against Vitarroz in an action that was then pending in Israel regarding the alleged breach of an agreement executed by the Company and Vitarroz, pursuant to which Vitarroz was to supply food products to the Company.

Although there was no discovery taken in the then pending Court matters, and the arbitration proceedings (including discovery) have yet to formally commence, Vitarroz claimed in correspondence to the District Court that it sustained, inter alia, damage: to its financial reputation; that suppliers refused to extend favorable credit and delivery terms; that there were lost profits of approximately $500,000; and that its sale to IDT realized a sales price of approximately $3 million less than what was expected; and that there are additional damages resulting from defendants’ actions which are claimed to exceed $3.5 million. Defendants believe that Vitarroz’s allegations are without merit, and they intend to vigorously defend against such claims. The company also intends to aggressively pursue their affirmative claims.

4.	On February 21, 2007, a lawsuit was filed by Cukierman & Co. Investment House Ltd. in the Tel Aviv-Jaffa Magistrates Court in the amount of NIS 273,852, claiming non payment of fees for professional services rendered. A statement of defense has not yet been filed. Given the early stage of these proceedings, the Company is unable at this point to assess the risks involved.

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

Calendar Period	Ordinary Shares
	High	Low

2007
First Quarter (through March 18, 2007)	8.05	5.20
2006	8.83	3.22
First Quarter	5.47	3.22
Second Quarter	8.83	5.30
Third Quarter	7.61	6.02
Fourth Quarter	6.55	5.1
2005	8.47	3.00
First Quarter	8.47	3.61
Second Quarter	6.10	4.35
Third Quarter	5.35	3.44
Fourth Quarter	3.99	3.00
2004	4.24	1.73
2003	1.79	0.62
2002	2.00	0.94

March 2007 (through March 18, 2007)	7.70	6.70
February 2007	8.05	5.80
January 2007	5.95	5.2
December 2006	6.24	5.1
November 2006	6.47	5.74
October 2006	6.55	5.75

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

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

        Private Placement in 2006. On October 5, 2006, we completed a private placement of our ordinary shares pursuant to a Securities Purchase Agreement entered into between us and certain accredited investors on September 20, 2006. Pursuant to the terms of this purchase agreement, these investors purchased from us an aggregate of 1,652,893 ordinary shares at a price of $6.05 per share and warrants to purchase 495,866 ordinary shares with an exercise price of $8.00 per share.

        The warrants can be exercised at any time and from time to time from their issuance date and through the 3rd anniversary of the issuance date. Following the one-year anniversary of the issuance date, if the average trading price of our ordinary shares for any 20 trading day period is equal or greater than $16.00, we may elect, subject to certain restrictions, to require the exercise of up to all of the then unexercised portion of the warrants. The exercise price and the number of shares issuable upon exercise of the warrants are subject to customary adjustments in the event of stock dividend, splits or fundamental transactions. The warrants have a cashless exercise provision that allows the holder to receive a reduced number of ordinary shares without paying the exercise price in cash. Such option is only available, however, following the first anniversary of the issuance date and only at a time when the registration statement of which this prospectus is a part is not effective or this prospectus is not available to the selling shareholders for the resale of the ordinary shares issuable upon the exercise of the warrants. In connection with the private placement, we also granted to the placement agent warrants to purchase 66,166 ordinary shares, with same terms and exercise price.

        We issued these ordinary shares and warrants to purchase our ordinary shares in reliance on an exemption from registration pursuant to Regulation D promulgated under the Securities Act of 1933, as amended, or the Securities Act. In connection with the private placement, we granted the investors registration rights, pursuant to which we are obligated to file a registration statement on Form F-3 for the resale of the shares sold in the transaction and the shares issuable upon exercise of the warrants. We have filed a registration statement with the Securities and Exchange Commission for the resale of these shares, and this registration statement was declared effective in the fourth quarter of 2006.

        Acquisition of Laish Israeli Food Products, Inc. In January 19, 2007, the Company entered into an Asset Purchase Agreement to acquire the operations and assets (including inventory, account receivables, and account payables) of Laish Israeli Food Products Ltd., a U.S. importer and distributor of kosher food products for approximately $3.7 million in cash. Of this amount, $3.3 million was paid at closing and up to an additional $0.4 million is payable during the following 18 months, depending on collection of receivables. The sources for the purchase price are a bank loan in the amount of $1.5 million and cash on hand. Laish Israeli currently distributes kosher products such as canned foods and candies to groceries, independent supermarkets and supermarket chains in the Tri-State area (New York, New Jersey and Connecticut).

        As part of the agreement, Arie Steiner, the former owner of the acquired company agreed to remain with the operation for a minimum of two years to assist in the transition process. Mr. Steiner also agreed not to compete with the business conducted by Laish Israeli prior to the sale, for a period of three years.

        Agreement with Baron Family to Form Global Kosher Trade and Export Company. On February 13, 2007, the Company signed an agreement with the Baron family (an unrelated third party), kosher food exporters located in Israel, to form a joint global kosher trade and export company (“Joint Company”). The Company will hold a 50.1% interest, and the Baron family will hold the remaining interest. Under the terms of the agreement, all of the current food export operations of the Baron family will be executed under the new entity.

        The new entity is to be managed by Lior Baron, as CEO, and Yaakov Baron, as Chairman. The board is to consist of four members – the CEO, Chairman, Zvi Williger and Joseph Williger. The parties agreed that in the event of a dispute regarding ordinary course business matters the representatives of Willi-Food on the board will have three votes, rather than two. In consideration for the 50.1% interest, the Company will pay up to $2 million in trade financing, as needed. Of this amount, an amount equal to two times net profit before tax during the first four full consecutive quarters (after closing) will be converted into equity, up to a maximum amount of $1 million.

        The closing of the transaction is subject to customary closing conditions, including approval of the Israeli Anti-Trust Authorities and completion of exhibits. Under the agreement, the Joint Company will be engaged in the food export activities performed until now by the Baron Family, which involved the export of kosher products from more than 100 suppliers, predominantly from Israel, to the U.S., Canada, England, Belgium, France, Switzerland, Australia, South Africa, Mexico, Argentina and Chile. Product categories currently exported include candies, preserves, cakes and cookies, snacks, cereals, frozen pastries and ice creams, baby food and general grocery items.

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

        The following is a summary of the material current tax laws of the State of Israel as they relate to the Company and its shareholders. This section also contains a discussion of some Israeli tax consequences to persons who hold or who will acquire our ordinary shares. This summary does not purport to be a complete analysis of all potential Israeli tax law consequences that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include tax-exempt entities, banks, certain financial companies, broker-dealers, investors that own, directly or indirectly, 10% or more of our outstanding voting rights, or foreign companies, if Israeli residents hold 25% or more of their shares or have the right to 25% or more of their income or profit, all of whom are subject to special tax regimes not covered in this discussion.

        The discussion is based on legislation yet to be subject to judicial or administrative interpretation, and there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

        Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of the Shares including, in particular, the effect of any foreign, state or local taxes.

Israeli Tax Reforms

        On July 24, 2002, the Israeli Parliament enacted income tax reform legislation (the “2003 Tax Reform”). The Tax Reform introduced fundamental and comprehensive changes to Israeli tax laws. Most of the legislative changes took effect on January 1, 2003. The 2003 Tax Reform introduced, inter alia, a transition from a primarily territorial-based tax system to a personal-based system of taxation with respect to Israeli residents, resulted in significant amendment of the international taxation provisions, and in new provisions concerning the taxation of capital markets including the abolishment of formerly “exempt investment routes” (e.g., capital gain derived by individuals from the sale of securities traded on the Tel-Aviv Stock Exchange).

        In addition, the Israeli Parliament approved on July 25, 2005 income tax reform legislation (the “2006 Tax Reform”) pursuant to the recommendations of a committee appointed by the Israeli Minister of Finance, which incorporated additional fundamental changes to Israeli tax law. The 2006 Tax Reform includes, inter alia, a gradual reduction of income tax rates for both individuals and corporations through 2010. The 2006 Tax Reform also outlines a path towards uniformity in the taxation of interest, dividend and capital gains derived from securities, which in some cases may result in the increasing of the applicable tax rate. Most of the amendments under the 2006 Tax Reform are effective as of January 1, 2006, subject to certain exceptions. Transition rules apply in certain circumstances.

        It should be noted that various issues related to the 2003 Tax Reform and 2006 Tax Reform remain unclear in view of the legislative language utilized. The analysis below is therefore based on our current understanding of this legislation.

Corporate Tax Structure

General

        In accordance with the 2006 Tax Reform, the corporate tax rate in 2007 is 29%, and scheduled to be reduced to 27% in 2008, to 26% in 2009 and to 25% in 2010 and thereafter.

        Dividend distributed by an Israeli resident corporation to another Israeli resident corporation is, generally, exempt from Israeli corporate tax.

Corporate Taxation Under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985 (the Inflationary Adjustments Law) is designed to neutralize the erosion of capital investments in businesses and to prevent tax benefits resulting from the deduction of inflationary financial expenses. The Inflationary Adjustments Law applies a supplementary set of inflationary adjustments to the normal taxable profit computed according to regular historic cost principles. Generally, the Inflationary Adjustments Law provides tax deductions and adjustments to depreciation deductions and tax loss carry forwards to mitigate the effects resulting from an inflationary economy. The Inflationary Adjustments Law is highly complex and its main features can be described as follows:

—	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, as calculated under the Inflationary Adjustments Law, a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward linked to the Israeli consumer price index (CPI).

—	Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income. Note that the cost of fixed assets is also calculated under the Inflationary Adjustments Law.

—	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the CPI.

        Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms in accordance with the changes in the CPI. Since a portion of our expenses accrues in dollars, the discrepancy between the change in the CPI and the change in the currency exchange rate of the NIS to the dollar, each year and cumulatively, may result in a significant difference between taxable income and the income denominated in NIS reflected in our financial statements.

Taxation of the Company Shareholders

Dividends

Israeli resident

—	Individual – The distribution of dividend by an Israeli resident company to an Israeli resident individual will generally be subject to income tax at a rate of 20% . However, a 25% tax rate will apply if the dividend recipient is a “Significant Shareholder” ( i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period).

—	Corporation – Dividend distributed by an Israeli resident corporation to another Israeli resident corporation will be generally exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

Non Israeli resident

Under the Israeli income tax ordinance non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Significant Shareholder” (as defined above), those rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Double Tax Treaty concluded between the State of Israel and U.S. the following rates will apply in respect of dividend distributed by an Israeli resident company to a U.S. resident:

—	If the U.S. resident is a corporation which holds at the taxable year which precede the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more then 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%.

—	If both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an “approved enterprise” under the Israeli Law for the Encouragement of Capital Investments of 1959– the tax rate is 15%.

—	In all other cases, the tax rate is 25%.

The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

Withholding tax at source from dividend distributed by the company

An Israeli resident company whose shares are listed in a stock exchange is obligated to withhold tax, upon the distribution of a dividend, from the amount distributed, at the following rates:

—	Israeli resident corporation - 0%.
—	Israeli resident individual - 20%.
—	Non-Israeli resident – 20% subject to a reduced tax rate under an applicable double tax treaty.

Capital Gain Tax

General

        Capital gain tax is imposed on the disposal of capital assets by an Israeli resident and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) they are shares or a right to a share in an Israeli resident corporation (iii) they represent a directly or indirectly rights to assets located in Israel. The Israeli Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

        Inflationary Surplus, that accrued until December 31, 1993, is subject to a tax rate of 10% while Inflationary Surplus that accrued after this date is exempt from any tax.

Capital Gain Tax Applicable to Israeli Resident Shareholders

The Capital gain accrued at the sale of an asset purchased on or after January 1, 2003 will be taxed as follows:

—	Individual – The real capital gain will be subject to tax at the rate of 20%. If the shareholder is a Significant Shareholder” (see aforementioned). A capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%.

—	Corporation – The real capital gain derived by corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon 31.12.2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (29% in 2007).

        The Capital gain accrued at the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 48% in 2007) and the regular corporate tax rate for corporations (29% in 2007) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

Capital Gain Tax Applicable to Non-Israeli Resident Shareholders

        Capital gain from the sale of the Shares by a non-Israeli shareholder are exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares at the stock exchange (ii) the seller doesn’t have a permanent establishment in Israel to which the derived capital gain is attributed (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gain tax under an applicable tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 – month period preceding such sale; and (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

        Generally, within 30 days of a transaction a detailed return, including a computation of the tax due, should be submitted to the Israeli Tax Authority, and an advanced payment amounting to the tax liability arising from the capital gain is payable. At the sale of traded securities, the aforementioned detailed return may not be submitted and the advanced payment should not be paid if all tax due was withheld at source according to applicable provisions of the Israeli income tax ordinance and regulations promulgated thereunder.

Capital gain also reportable on the annual income tax return.

Taxation of investors engaged in a business of trading securities

        Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2007 – 29% tax rate for a corporation and a marginal tax rate of up to 48% for individual). If the shareholder is a non-Israeli resident then such taxation is subject to the provisions of any applicable double tax treaty.

Withholding at source from capital gains upon the sale of traded securities

        Either the seller, the Israeli stockbrokers and the financial institution through which the sold securities are held are obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of corporation and 20% in respect of an individual.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15T.	CONTROLS AND PROCEDURES

        (a) Disclosure Controls and Procedures

        Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2006. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to meet these objectives.

        (b) Management’s annual report on Internal Control Over Financial Reporting.

        Not applicable.

        (c) Changes in Internal Control Over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	–	AUDIT COMMITTEE FINANCIAL EXPERT

        The Company’s Board of Directors has determined that Ariel Herzfeld is the “audit committee financial expert” for the Company, as such term is defined in Item 16A of Form 20-F. Mr. Herzfeld serves on the Company’s Audit Committee of the Board of Directors. All the members of the Audit Committee are “independent directors” as defined in the Nasdaq listing standards applicable to us.

ITEM 16B.	–	CODE OF ETHICS

        On June 23, 2004, the Company’s Board of Directors adopted a Code of Ethics for the Company that applies to all directors, officers and other employees of the Company. A copy of the Code of Ethics is available for review on the Company’s website at www.willi-food.co.il.

ITEM 16C.	–	PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Brightman Almagor & Co., independent certified public accountants and a Member Firm of Deloitte Touche Tohmatsu, served as our independent public accountants for the years ended December 31, 2006 2005, and 2004 for which audited financial statements appear in this annual report on Form 20-F.

        Brightman Almagor & Co charged the Company NIS 240 thousand (USD 57 thousand) for audit fees in 2005, and NIS 256 thousand (USD 61 thousand) for audit fees in 2005. There were no audit-related fees, tax fees or other fees billed to the Company by Brightman Almagor & Co. in those years.

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

        Below is a list of purchases of the Company’s ordinary shares by affiliated purchasers during calendar year 2006 and from January 1, 2007 to March 19, 2007. There were no purchases by the Company of the Company’s ordinary shares during such periods.

Period	Total Number Of Shares Purchased	Average Price Paid Per Share	Total Number Of Shares Purchased As Part Of Publicly Announced Plans Or Programs	Maximum Number Of Shares That May Yet be Purchased Under Plans Or Programs
Willi Food

July 27, 2006 - July 31, 2006	20,200	6.515	N/A	N/A

Zvi Williger

Jan 3, 2006	163,010	3.45	N/A	N/A

PART III

ITEM 17.	FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of this Item.

ITEM 18.	FINANCIAL STATEMENTS

        The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit number	Description

†1.1	Memorandum of Association of the Company, as amended (1)

1.2	Articles of Association of the Company, as amended (4)

2.1	Specimen of Certificate for ordinary shares (2)

4.1	Share Option Plan (2)

†4.2	Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated June 1, 1998 (3)

†4.3	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated August 1, 2005 (4)

†4.4	Management Agreement between the Company and Zvi W. & Co. Ltd., dated June 1, 1998 (3)

†4.5	Amendment to the Management Agreement between the Company and Zvi W.& Co., Ltd., dated August 1, 2005 (4)

†4.6	Lease of Company's premises with Titanic Food Ltd., dated November 23, 1998 (3)

†4.7	Services Agreement between the Company and Willi Food, dated April 1, 1997 (3)

†4.8	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (4)

†4.9	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (4)

4.10	Relationship Agreement between the Company, Gold Frost, Willi Food, Zvi Williger and Joseph Williger dated February 28, 2006 (4)

4.11	Placing Agreement between the Company, Gold Frost, certain officers of Gold Frost and Corporate Synergy dated March 2, 2006 (4)

4.12	Lock In Agreement, between the Company, Gold Frost, Corporate Synergy and certain officers of Gold Frost dated March 2, 2006 (4)

4.13	Securities Purchase Agreement, dated as of October 25, 2006, among the Company and the investors identified on the signature pages thereto. (5)

4.14	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (5)

4.15	Asset Purchase Agreement, dated as of January 19, 2007, by and among the Company, WF Kosher Food Distributors, Ltd., Laish Israeli Food Products Ltd. and Arie Steiner.*

†4.16	Agreement, dated February 11, 2007, between the Company and Mr. Ya'acov Baron, Ms. Hedva Baron, Mr. Li'or Baron, Ms. Gozlan Or'na and Ms. Michal Baron Sha'hak. *

8	Subsidiaries of the Company (4)

12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

†	English translations from Hebrew original.

(1)	Incorporated by Reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.

(2)	Incorporated by reference to the Company's Registration Statement on Form F-1, File No. 333-6314.

(3)	Incorporated by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

(4)	Incorporated by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

(5)	Incorporated by reference to the Company's Registration Statement on Form F-3, File No. 333-138200.

*	Filed Herewith

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

G. WILLI-FOOD INTERNATIONAL LTD.

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF G. WILLI-FOODS INTERNATIONAL LTD.

We have audited the accompanying consolidated balance sheets of G. Willi-Food International Ltd. (“the Company”) and its subsidiaries at December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2006 and 2005 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2006, in conformity with generally accepted accounting principles in Israel.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tomhatsu

Tel-Aviv, Israel
March 18, 2007

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2 0 0 6	2 0 0 5	2 0 0 6 (*)
		NIS		US dollars
		(in thousands)

ASSETS
Current assets
Cash and cash equivalents		91,398	30,431	21,633
Marketable securities		13,945	3,229	3,301
Trade accounts receivable		48,163	48,396	11,399
Receivables and other current assets	3	4,499	7,673	1,065
Inventories		19,101	30,798	4,521

Total current assets		177,106	120,527	41,919

Fixed assets	4
Cost		49,213	23,343	11,648
Less: accumulated depreciation and amortization		6,442	6,686	1,525

		42,771	16,657	10,123

Other assets, net	5	94	90	22

		219,971	137,274	52,064

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Trade accounts payable		20,137	19,938	4,766
Due to related parties		5,677	2,193	1,344
Payables and other current liabilities	6	6,969	12,977	1,650

Total current liabilities		32,783	35,108	7,760

Accrued severance pay, net	7	347	299	82

Commitments and contingent liabilities	8

Warrants to issue shares of subsidiary		348	-	82

Minority interest		14,754	-	3,492

Shareholders' equity	9
Share capital:
Ordinary shares NIS 0.10 par value
(authorized - 50,000,000 shares
and outstanding - 10,267,893 shares at December
31, 2006; 8,615,000 shares at December 31, 2005)		1,113	948	263
Additional paid-in capital		61,350	20,258	14,521
Retained earnings		109,276	80,661	25,864

		171,739	101,867	40,648

		219,971	137,274	52,064

(*)	Convenience translation into U.S. dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,
	Note	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6 (*)
		NIS			US dollars
		(in thousands, except for share data)

Sales	12	191,460	166,282	170,982	45,316
Cost of sales	12	143,581	128,215	130,292	33,984

Gross profit		47,879	38,067	40,690	11,332

Operating expenses:
Sales and marketing		21,100	15,771	15,632	4,994
General and administrative	12	14,151	13,544	9,134	3,349

Total operating expenses		35,251	29,315	24,766	8,343

Operating income		12,628	8,752	15,924	2,989

Financing income, net	12	4,925	2,501	1,121	1,166
Other income, net		18,248	35	34	4,319

Income before income taxes		35,801	11,288	17,079	8,474

Income taxes	10	5,379	3,567	5,886	1,273

Income after taxes on income		30,422	7,721	11,193	7,201
Minority interest		1,807	-	-	428

Net income		28,615	7,721	11,193	6,773

Earnings per share (EPS)
Basic		3.17	0.9	1.3	0.75

Diluted		3.12	0.9	1.3	0.74

Shares used in computation
of basic and diluted EPS		9,028,223	8,615,000	8,600,000	9,028,223

(*)	Convenience translation into U.S. dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Ordinary Shares	Share capital	Additional paid-in capital	Retained earnings	Total shareholders' equity
		NIS
		(in thousands)

Balance - December 31, 2003	8,555,000	514	19,704	66,932	87,150

Exercise of stock options	60,000	3	554	-	557

Share dividend	-	431	-	(431)	-

Net income for the year	-	-	-	11,193	11,193

Balance - December 31, 2004	8,615,000	948	20,258	77,694	98,900

Declared dividend	-	-	-	(4,754)	(4,754)

Net income for the year	-	-	-	7,721	7,721

Balance - December 31, 2005	8,615,000	948	20,258	80,661	101,867

Private placement	1,652,893	165	41,092	-	41,257

Net income for the year	-	-	-	28,615	28,615

Balance - December 31, 2006	10,267,893	1,113	61,350	109,276	171,739

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6 (*)
	NIS			US dollars
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES

Net income	28,615	7,721	11,193	6,773

Adjustments to reconcile net income to net
cash provided by operating activities:

Minority interest	1,807	-	-	428
Depreciation and amortization	1,207	1,252	1,056	285
Deferred income taxes	322	34	(689)	76
Gain (loss) on disposition of fixed assets	50	(35)	(35)	12
Unrealized gain on marketable securities	(1,316)	(755)	(440)	(311)
Gain on share issuance by subsidiary	(18,040)	-	-	(4,270)

Changes in assets and liabilities:
Decrease (Increase) in:
Trade accounts receivable	233	(7,509)	(11,213)	55
Receivables and other current assets	3,137	(6,523)	1,789	742
Inventory	11,697	(3,659)	(8,316)	2,769
Increase in:
Trade accounts payable	(4,712)	872	2,956	(1,115)
Payables and other current liabilities	1,941	1,195	3,666	459
Accrued severance pay, net	48	114	15	11
Decrease in warrants to issue shares
of subsidiary	(1,067)	-	-	(252)

Net cash provided by (used in) operating
activities	23,922	(7,293)	(18)	5,662

(*)	Convenience translation into U.S. dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Continued)

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6 (*)
	NIS	NIS	NIS	US dollars
	(in thousands)

CASH FLOWS - INVESTING ACTIVITIES

Proceeds from realization (purchase) of marketable
securities, net	(9,400)	(780)	41,044	(2,225)
Additions to fixed assets	(22,971)	(14,889)	(694)	(5,437)
Proceeds on disposition of fixed assets	511	51	35	121

Net cash provided by (used in) investing
activities	(31,860)	(15,618)	40,385	(7,541)

CASH FLOWS - FINANCING ACTIVITIES
Proceeds from public listing of subsidiary	32,402	-	-	7,669
Cash dividend	(4,754)	-	-	(1,125)
Repayment of loans	-	-	(45)	-
Short-term bank borrowings, net	-	(2,489)	2,489	-
Proceeds from stock options exercise	-	-	557	-
Proceeds from private placement	41,257	-	-	9,765

Net cash provided by (used in)
financing activities	68,905	(2,489)	3,001	16,309

Net change in cash and cash equivalents	60,967	(25,400)	43,368	14,430

Cash and cash equivalents at beginning of year	30,431	55,831	12,463	7,203

Cash and cash equivalents at end of year	91,398	30,431	55,831	21,633

Supplemental cash flow information:

Acquisition of fixed assets on credit	6,219	-	-	1,472

Cash paid during the period for:
Interest	-	9	10	-

Taxes	4,168	2,596	2,664	969

(*)	Convenience translation into U.S. dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	GENERAL

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

C.	Financial statements in reported amounts

(1)	General

On January 1, 2004, Accounting Standard No. 12 of the Israel Accounting Standards Board (“IASB”) (“Standard 12”) came into force and effect. In accordance with the provisions of Standard 12, adjustment of financial statements to the inflation shall cease commencing January 1, 2004, with adjusted amounts of non-monetary items which were included in the balance sheet as of December 31, 2003, used as basis for the nominal financial reporting as and from January 1, 2004. Amounts presented in the financial statements for all periods were, therefore, included in values to be hereinafter referred to as – “Reported amounts”.

The Company maintains its accounting records on a current basis in nominal NIS. Nominal amounts were adjusted to their respective reported amounts herein, based on the principles detailed in section 2 below, in accordance with the provisions of Standard 12.

The term “cost” in the financial statements indicates cost in reported amounts, unless otherwise stated.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Financial statements in reported amounts (cont.)

(2)	Principles of adjustment of nominal value amounts to their respective reported amount

Balance sheet

The balance-sheet items have been included in the following manner:

Non-monetary items (mainly fixed assets and other assets, depreciation thereof, and share capital) have been adjusted according to the changes in the CPI from their respective acquisition or formation date, as the case may be, through December 2003 and from such date (or the acquisition or formation date, whichever be the later) through the balance-sheet date – with no further adjustment (in nominal values).

Monetary items (representing amounts receivable or payable at par value or which are presented in realizable values) are included in their nominal values.

The value of investments in investee companies and minority interest in subsidiaries have been determined on the basis of the financial statements of those companies, in reported values.

Reported values of non-monetary assets do not necessarily represent realizable or actual economic value, but rather the original values calculated in accordance with the above stated principles.

Statement of operations

Statement of operations’ items have been included in the following manner:

Revenues and expenses, including financial expenses and excluding those generated from non-monetary items, have been recorded in their nominal values.

Income and expenses stemming from non-monetary items (mainly depreciation and amortization) have been recorded on the basis of principles used for the inclusion in the balance sheet, of the items to which they relate.

The Company’s share as well as minority interest in the results of investee companies were determined on the basis of the financial statements thereof in reported amounts.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Exchange rates and linkage

Assets and liabilities in, or linked to, foreign currency are included on the basis of the representative exchange rate prevailing at the applicable balance sheet date. Representative rates of exchange for the U.S. dollar were as follows:

December 31, 2006	- NIS 4.225
December 31, 2005	- NIS 4.603
December 31, 2004	- NIS 4.308

CPI-linked balances are stated using the specific index to which the balances are linked.

E.	Convenience translation

The adjusted financial statements as of December 31, 2006 and for the year then ended have been translated into United States dollars using the representative exchange rate at December 31, 2006 as published by the Bank of Israel (US$ 1.00 = NIS 4.225). The translation was made solely for the convenience of readers in the United States.

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

L.	Deferred income taxes

The Company records deferred income taxes in accordance with Standard No. 19 “Income Taxes” of the Israeli Accounting Standards Board, to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets are recognized, if it is probable that such assets would be realized, for temporary differences, which will result in deductible amounts in future years and for carryforwards. An allowance against such deferred tax asset is recognized if it is probable that some portion or all of the deferred tax assets will not be realized. Due to the material loss carryforward of the Company as of December 31, 2006 and uncertainties with regard to its utilization in the future, no deferred taxes were recorded in the Company’s results of operations.

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

The Company is obligated to pay incentives to certain customers based on the volume of sales. The incentive is computed as a percentage of the annual volume and is generally paid at the beginning of each year in respect of the previous year. In accordance with Emerging Issues Task Force (EITF) No. 01-9 ,“Accounting for Consideration Given by a Supplier to a Customer (Including a Reseller of the Vendor’s Products)", the Company presents its revenues as net of such incentives, calculated based on the volume of sales.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Stock-based compensation

In January 2006, the company adopted Accounting Standard No. 24 “Share-Based Compensation” (the “Standard”), for the recognition in the financial statements of share-based payments for employees and directors. Costs associated with grants of shares and options to employees and directors are expensed over the vesting period of each grant. Said costs are determined based on the fair value of the grants at each grant date.

As for the periods before the adoption of the Standard, the Company accounted for employee and director stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and authoritative interpretations thereof. Accordingly, the Company accounted for share options granted to employees and directors based on the intrinsic value of the options on the measurement date. The compensation cost of options without “fixed terms” was remeasured at each balance sheet date.

See Note 14C for pro forma disclosures required by SFAS 123.

P.	Earnings per share

In January 2006, the company adopted Accounting Standard No. 21, “Earnings Per Share” (the “Standard”).

With the initial adoption of the Standard, Opinion No. 55 of the Institute of Certified Public Accountants in Israel – Earnings per share was cancelled.

Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the entity (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the reported period. Diluted earnings per share is calculated by adjusting profit or loss attributable to ordinary equity holders of the entity, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Reclassification

Certain prior years amounts have been reclassified in conformity with current year’s financial statements presentation.

R.	Impact of recently-issued accounting standards

Israeli GAAP:

(1)	Accounting Standard No. 29 “Adoption of International Financial ReportingStandards”

In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29 – “Adoption of International Financial Reporting Standards” – IFRS (“the Standard”). According to the Standard, an entity subject to the Israeli Securities Law and authoritative Regulations thereunder (including dual listed companies), excluding foreign corporations , that do not prepare their financial statements in accordance with Israeli GAAP, as defined by this Lawwill be required to prepare financial statements in accordance with the IFRS and related interpretations published by the International Accounting Standards Board, for the reporting periods commencing January 1, 2008, including interim periods.

An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only 2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, “First-time Adoption of IFRS Standards”, which establishes guidance on implementing and transitioning from financial reporting based on domestic national accounting standards to reporting in accordance with IFRS.

IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No. 1 grants exemptions on certain issues by allowing the alternative of not applying the retroactive application in respect thereof.

Management intends to examine the effect of the transition to IFRS, yet at this stage, is unable to estimate the effect of such conversion on the Company’s financial position and results of operations.

The Standard allows for earlier application in a manner by which applicable entities may convert their financial statements published subsequent to July 31, 2006 to the IFRS. Management has not yet decided whether to early-adopt the IFRS.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Impact of recently-issued accounting standards (Cont.)

(2)	Accounting Standard No. 26 “Inventory”

In August 2006 the Israeli Accounting Standards Board published Accounting Standard No. 26 – “Inventory” (“the Standard”), which outlines the accounting treatment for inventory.

The Standard applies to all types of inventory, other than building earmarked for sale and addressed by Accounting Standard No.2 (“Construction of Buildings for Sale”), inventory of work in progress stemming from performance contracts, addressed by Accounting Standard No.4 (“Work Based on Performance Contract”), financial instruments and biological assets relating to agricultural activity and agricultural production during harvest.

The Standard establishes, among other things, that inventory should be stated at the lower of cost and net realizable value. Cost is determined by the first in, first out (FIFO) method or by average weighted cost used consistently for all types of inventory of similar nature and uses. In certain circumstances the standard requires cost determination by a specific identification of cost, which includes all purchase and production costs, as well as any other costs incurred in reaching the inventory’s present stage.

When inventory is acquired on credit incorporating a financing component, the inventory should then be presented at cost equaling the purchase cost in cash. The financing component is recognized as a financing expense over the term of the credit period.

Any reduction of inventory to net realizable value following impairment as well as any other inventory loss should be expensed during the current period. Subsequent reversal of an impairment write-down that stems from an increase in net realizable value will be allocated to operations during the period in which the reversal took place.

The standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and should be implemented retroactively.

Management believes that the Standard will not affect the Company’s financial position, results of operations and cash flows.

(3)	Accounting Standard No. 27 “Fixed Assets”

In September 2006 the Israeli Accounting Standards Board published Accounting Standard No. 27 (the “standard”), which establishes the accounting treatment for fixed assets, including recognition of assets, determination of their book value, related depreciation, as well as the disclosure required in the financial statements.

The Standard states that a fixed-asset item will be measured at the initial recognition date at cost which includes, in addition to the purchase price, all the related costs incurred for bringing the item to the position enabling it to operate in the manner contemplated by management.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Impact of recently-issued accounting standards (Cont.)

(3)	Accounting Standard No. 27 “Fixed Assets” (Cont.)

The cost also includes the initial estimate of costs required to dismantle and remove the item, along with the expenses for restoration of the site on which the item had been placed and in respect of which the entity incurred that obligation when the item had been acquired or following its use over a given period of time not in the production of inventory during that period.

The Standard also states that when acquiring assets in exchange for a non-monetary asset or a combination of monetary as well as non-monetary assets, the cost will be determined at fair value unless (a) the barter transaction has no commercial substance or (b) it is impossible to reliably measure the fair value of the asset received and the asset provided. Should the provided asset not be measured at fair value, its cost would equal the book value of the asset provided/transferred.

Following the initial recognition, the Standard permits the entity to implement in its accounting policy the measurement of the fixed assets by the cost method or by revaluation so long as this policy is implemented in regard to all the items in that group.

Cost method – an item will be presented at cost less accumulated depreciation, less accumulated impairment losses.

Revaluation method – an item whose fair value can be measured reliably will be presented at its estimated amount, which equals its fair value at the revaluation date, net of depreciation accumulated subsequently and less accumulated impairment losses. Revaluations should take place on a current basis in order to ensure that book value does not materially differ from the fair value that would have been determined on the balance-sheet date. The revaluation of a single item calls for the revaluation of the entire group and if the asset’s book value rises following this revaluation, this increase should be allocated directly to shareholders’ equity (“revaluation reserve”). Nevertheless, this increase will be recognized as an operating item up to the amount offsetting the decrease from that asset’s revaluation recognized previously as income or loss. Should book value decline following revaluation, this decline will be recognized as an operating item yet allocated directly to shareholders’ equity (“revaluation reserve”) up to the amount leaving any credit balance in that reserve in respect of that asset.

Any fixed assets with a significant cost in relation to the item’s total cost should be depreciated separately. Moreover, the depreciation method used will be reviewed at least once at yearend and, if any meaningful change had taken place in the estimated consumption of future economic benefits inherent in the asset, the method should be modified to reflect such changes. This change will be treated as a change in an accounting estimate.

This new standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and implemented retroactively.

The Company is currently examining this new standard; however, at this stage, it is unable to estimate the standard’s effect, if any, on its financial position, results of operations.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Impact of recently-issued accounting standards (Cont.)

(3)	Accounting Standard No. 27 “Fixed Assets” (Cont.)

In January 2007 the Israeli Accounting Standard Board published a proposal for accounting standard no. 28 that amends standard no.27 to allow, at transition, the alternatives allowed under IFRS 1 regarding fixed assets.

(4)	Accounting Standard No. 23 “The Accounting Treatment of Transactions betweenan Entity and its Controlling Shareholder”

In December 2006 IASB published Accounting Standard No. 23, “The Accounting Treatment of Transactions between an Entity and its Controlling Shareholder” (Standard 23). Standard 23 replaces the Securities Regulations (Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder) – 1996 and provides that assets and liabilities included in a transaction between the entity and its controlling shareholder shall be measured on the date of the transaction at fair value and that the difference between the fair value and the consideration from the transaction shall be included in shareholders’ equity. A debit difference is actually a dividend and accordingly reduces the retained earnings. A credit difference is actually an investment of the shareholder and shall therefore be presented under a separate item of shareholders’ equity called “capital reserve from transaction between an entity and its controlling shareholder”.

Standard 23 discusses three issues relating to transactions between an entity and its controlling shareholder, as follows: the transfer of an asset to the entity by the controlling shareholder, or conversely, transfer of an asset from the entity to the controlling shareholder; the controlling shareholder assuming upon itself a liability of the entity to a third party, all or part, indemnification of the entity by the controlling shareholder in respect of an expense, and the controlling shareholder waiving the entity’s debt to it, all or part; and loans that were granted to the controlling shareholder or loans that were received from the controlling shareholder. Standard 23 also provides the disclosure that is to be made in the financial statements regarding transactions between the entity and its controlling shareholder during the period.

Standard 23 shall apply to transactions between an entity and its controlling shareholder that are executed after January 1, 2007 and to a loan that was granted to a controlling shareholder or that was received from it before the date this Standard came into effect as from the date of it coming into effect.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Impact of recently-issued accounting standards (Cont.)

US GAAP:

On July 13, 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the 2007 fiscal year with the cumulative effect of the change in accounting principle recorded as an adjustment to opening balance of retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on the consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS 157, but do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132R) (FAS 158), requires an employer to: (a) Recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions); and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur.

Those changes will be reported in comprehensive income of a business entity and in changes in net assets of a not-for-profit organization. The requirement by FAS 158 to recognize the funded status of a benefit plan and the disclosure requirements of FAS 158 are effective as of the end of the fiscal year ending after December 15, 2006 for entities with publicly traded equity securities. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company does not expect the adoption of FAS 158 to have a material effect on the financial position of the company at December 31, 2006.

In February 2007, the FASB issued FASB No. 159, The Fair Value Option for Financial Assets and Financial Liabilities–Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in FASB No. 159 are elective; however, the amendment to FASB No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The fair value option established by FASB No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Impact of recently-issued accounting standards (Cont.)

US GAAP:

A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FASB No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect the adoption of FASB No. 159 to have a material impact on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, and will be adopted by the Company in the first quarter of fiscal 2007. The Company does not expect the adoption of SAB 108 to have a material impact on its consolidated results of operations and financial condition

NOTE 3	–	RECEIVABLES AND OTHER CURRENT ASSETS

Comprised as follows:

	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6 (*)
	NIS	NIS	US dollars
	(in thousands)

Tax authorities	1,556	-	368
Advances to suppliers	2,416	6,008	572
Value-added tax	133	1,213	32
Accrued interest	-	184	-
Deferred income taxes	-	37	-
Prepaid expenses and others	394	231	93

	4,499	7,673	1,065

(*)	Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4	–	FIXED ASSETS

Comprised as follows:

	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6 (*)
	NIS	NIS	US dollars
	(in thousands)

Cost:
Land and constructed fixed assets	39,739	12,886	9,406
Motor vehicles	6,784	7,920	1,606
Computers and peripheral equipment	1,591	1,451	376
Office furniture and equipment	788	775	186
Leasehold improvements	311	311	74

	49,213	23,343	11,648

Accumulated depreciation and amortization:
Motor vehicles	4,104	4,555	971
Computers and peripheral equipment	1,403	1,279	332
Office furniture and equipment	628	583	149
Leasehold improvements	307	269	73

	6,442	6,686	1,525

(*)	Convenience translation into U.S. dollars.

NOTE 5	–	OTHER ASSETS, NET

As of December 31, 2006 and 2005 the Company’s other assets consisted solely of deferred income taxes.

NOTE 6	–	PAYABLES AND OTHER CURRENT LIABILITIES

Comprised as follows:

	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6 (*)
	NIS		US dollars
	(in thousands)

Allowance for taxes	289	-	69
Tax authorities	3,825	5,193	905
Declared dividend	-	4,754	-
Accrued expenses	947	1,452	224
Payroll-related amounts	1,131	879	268
Customer advances	655	699	155
Other	122	-	29

	6,969	12,977	1,650

(*)	Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7	–	ACCRUED SEVERANCE PAY, NET

The Company’s obligation for severance pay is calculated in accordance with the Israeli Severance Pay Law, 1963, and is based on the most recent monthly salary and the length of employment in the Company. The obligation is partially funded through insurance policies not under the Company’s custody, and the unfunded balance is accrued as a liability on the balance sheet.

Severance pay expenses for 2006, 2005 and 2004 were NIS 449 thousand ($106 thousand), NIS 411 thousand and NIS 306 thousand, respectively.

The total value of the insurance policies at December 31, 2006 and 2005 and 2004 was NIS 810 thousand ($192 thousand), NIS 665 thousand and NIS 560 thousand, respectively.

The Company has no liability for pension expenses to its employees.

NOTE 8	–	COMMITMENTS AND CONTINGENT LIABILITIES

A.	Contingent liabilities and guarantees

The Company is contingently liable in respect of documentary letters of credit from banks and suppliers’ credit guaranteed by banks for the import of food products totaling, at December 31, 2006, NIS 21,945 thousand ($5.2 million).

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

As of December 31, 2006, the Company was dependent on one supplier in respect of some of its products. Purchases of products from this supplier were approximately 20% and 15% of all the Company’s purchases of products for 2006 and 2005, respectively. The Company has a contract with the supplier, according to which the Company is the latter’s exclusive agent and distributor in Israel in connection with certain products for a five-year period starting March 2005. Termination of the Company’s business relationships with this supplier and/or a material adverse change in the terms at which it purchases products from him may have a material adverse effect on the Company’s financial results. There can be no assurance that alternative source of supply, if required, will be readily available nor can there be any assurance as to purchase terms.

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

The lease for the present logistics center (the “Current Lease”) ends in April 2007. If the new logistics center becomes operational before the expiration of the Current Lease, the lessor has agreed to shorten the term of the Current Lease accordingly, without receiving any additional compensation for shortening the Current Lease term. Alternatively, if the new logistics center becomes operational after the expiration of the Current Lease, The lessor has agreed that the Current Lease will be extended until completion of the construction of the new logistics center under the same terms that the present logistics center is being rented today (USD 35,600 a month).

	NIS	US dollars (*)
	(in thousands)

2007	603	143

	603	143

(*)	Convenience translation into U.S. dollars.

Total rent expenses for 2006, 2005 and 2004 were NIS 1,939 thousand ($459 thousand), NIS 1,918 thousand and NIS 1,833 thousand, respectively.

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

In January 2004 the abovementioned plaintiffs filed a new lawsuit against the 29 noted importers/producers for NIS 1 billion (USD 217 million). Again, a request was made concurrently for an exemption from the court fee. This request was rejected by the court, and the action was dismissed without prejudice in November 2006.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

F.	Claims

2.	In October, 2005, Vitarroz Corp. commenced a civil action in the Superior Court of New Jersey, against Willi USA Holdings, Inc. (a subsidiary of the Company), the Company and Zwi Williger (collectively, the “Defendants”) due to a dispute concerning the press release announcing the termination of the proposed acquisition of the Vitarroz business by the Company.

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

During 2006, the parties agreed to submit the claims which are the subject of the complaint to binding arbitration and, at the same time, to submit to arbitration (i) those claims that Defendants have against plaintiff and related third parties, and (ii) those claims which the Company has asserted against Vitarroz in an action now pending in Israel regarding the breach of an agreement executed by the Company and Vitarroz, pursuant to which Vitarroz undertook to supply its products to the Company.

Defendants believe that Vitarroz’s allegations are without merit, and they intend to vigorously defend against such claims. The Company also intends to aggressively pursue their affirmative claims.

3.	Five lawsuits and motions to certify as class actions against Willi-Food were filed in the Tel-Aviv Jaffa District Court, all based on claims regarding reductions in the contents of Willi-Food products. The Plaintiffs’ claims in all of the motions are similar: The consumers who purchased the products were misled, since the contents of the packages were reduced without notifying the consumer public and without reducing the prices of the products in direct proportion. The total amount of these class actions is approximately NIS 45.8 in millions. ( NIS 8.4 in millions from class actions that were field subsequent to the date of the financial statements).

Pursuant to a procedural arrangement reached with the attorney representing the abovementioned five Plaintiffs-Petitioners (who are all represented by the same attorney), Willifood’s responses to the various motions will all be filed by April 30, 2007. At this point, given the preliminary stage of all the abovementioned legal proceedings, the Company can not determine the outcome of such law suite.

4.	On February 21, 2007, a lawsuit was filed by Cukierman & Co. Investment House Ltd. in the Tel Aviv-Jaffa Magistrates Court in the amount of NIS 273,852, claiming non payment of fees for professional services rendered. A statement of defense has not yet been filed. Given the early stage of these proceedings, the Company is unable at this point to assess the risks involved.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

G.	Liens

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

On May 4, 2005 the Company’s Audit Committee and Board of Directors decided to amend the terms of the abovementioned agreements, mainly extending the management services period for an unlimited period, with an option to terminate them by the Company’s advance notice of 18 months and the management companies’ advanced notice of 180 days. The General Meeting of the Company’s shareholders ratified these amendments on July 20, 2005.

On February 15, 2006 the Company’s board of directors resolved, in light of the expressed position of the Israeli Securities Authority, to set those agreements for a five-year period following ratification by the Company’s shareholders General Meeting, i.e., until July 19, 2010.

2.	On April 1, 1997, the Company entered into an agreement to provide the Parent Company administrative services pursuant to which the Company may provide office facilities leased by the parent company for a monthly fee of NIS 5,480 to be adjusted annually for changes in the Israeli CPI.

3.	Lease agreement with related parties – see E above.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	SHAREHOLDERS’ EQUITY

A.	The Company’s shares are traded on the NASDAQ.

B.	Stock Options Plan

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

Options to purchase 35,000 ordinary shares were held by the Company’s officers and Directors (as a group) and options to purchase 15,000 ordinary shares were held by other employees. The options, granted as of the effective date of the Company’s initial public offering under the Company’s 1997 Share Option Plan, are generally exercisable during a five-year period commencing on the 24th month anniversary from the date of grant, at an exercise price equal to the initial public offering price per share – USD 4.10 per share, which was equal to the fair market value of the shares on the date of the grant. In April 2004, Zvi Williger and Joseph Williger exercised 15,000 options each at an exercise price of USD 4.1 per share. The 1997 Plan was terminated on May 2004, and the remaining 20,000 options expired unexercised.

On January 4, 2005 the Parent Company’s audit committee and Board of Directors adopted a Stock Incentive Plan. The Parent Company was authorized to grant up to 138,000 options to 9 of the Group’s employees (93,000 of the options to the Company’s employees). The issuance of the options was ratified by the Parent Company’s Board of Directors and the audit committee on February 27, 2005.

The options granted vest in three equal annual installments commencing January 2006 and will expire in 2.5, 3.5 and 4.5 years, respectively. The purchase price per share payable upon exercise of an option is NIS 14 (USD 3.2) per share, linked to the changes in the Consumer Price Index, and subject to adjustments.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	SHAREHOLDERS’ EQUITY

B.	Stock Options Plan (cont.)

A summary of the status of the Company’s stock option plans as of December 31, 2006, 2005 and 2004 and changes during the years then ended, is presented below:

	December 31, 2006		December 31, 2005		December 31, 2004
	Shares	Weighted average Exercise price	Shares	Weighted average Exercise price	Shares	Weighted average Exercise price

Options outstanding at beginning
of year	63,000	$-	-	-	50,000	$4.1
Granted during the year	-	-	93,000	$3.2	-	-
Exercised during the year	(21,000)	$3.26	-	-	(30,000)	$4.1
Forfeited during the year	-	-	(30,000)	-	(20,000)	$4.1

Outstanding at end of year	42,000	$3.21	63,000	$3.2	-	$4.1

Weighted average fair value of
options granted during the year	$3.21		$3.34		-

C.	In December 2004, the Company declared a share dividend of 1 ordinary share for each outstanding ordinary share (an aggregate of 4,307,500 ordinary shares).

All shares and per share amounts in the financial statements have been retroactively restated to reflect the aforementioned share dividend for all periods presented.

D.	In February, 2005, the Company’s authorized share capital was increased by 40,000,000 shares of NIS 0.1 par value, from 10,000,000 to 50,000,000 shares.

E.	On November 21, 2005, the Company declared a cash dividend of $ 0.12 per share payable to its shareholder of record as of January 11, 2006. The cash dividend was paid on January 25, 2006.

F.	On October 5, 2006, the Company closed a $10.0 million private placement with U.S. institutional investors, and issued 1,652,893 shares.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	INCOME TAXES

Taxation under various laws

The Company is assessed under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, pursuant to which the results for tax purposes are measured in real terms in accordance with changes in the Israeli CPI.

Provision for income taxes:

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6 (*)
	NIS			US dollars
	(in thousands)

Current taxes	5,057	3,533	6,575	1,197
Deferred income taxes	322	34	(689)	76

	5,379	3,567	5,886	1,273

(*)	Convenience translation into U.S. dollars.

Deferred income taxes

	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6 (*)
	NIS		US dollars
	(in thousands)

Included in other assets:
Accrued severance pay	94	90	22
Included in current assets (liabilities):
Marketable securities	(409)	(29)	(97)
Accrued vacation pay	42	64	10
Allowance for doubtful accounts	59	2	14
Employee stock options	19	-	5

	(195)	127	(46)

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	INCOME TAXES (Cont.)

Reconciliation

The following is a reconciliation of the income taxes assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the actual taxes on income, in the statement of operations:

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6 (*)
	NIS			US dollars
	(in thousands)

Income before taxes on income	35,801	11,288	17,079	8,474

Statutory tax rates	31%	34%	35%	31%

Provision computed by ordinary rates	11,098	3,838	5,978	2,627

Increase (decrease) in provision due to:
Tax-exempt income	(18)	(31)	(16)	(4)
Non-deductible expenses	121	61	30	29
Tax benefits for which deferred taxes were
not recorded	(5,592)	-	-	(1,324)
Effect of decrease in tax rate on deferred
taxes assets	14	17	(15)	3
Differences in the definition of Capital
and non-monetary items for tax
purposes and financial reporting
purposes	(216)	(255)	(263)	(51)

Other	(28)	(63)	172	(7)

	(5,719)	(271)	(92)	(1,432)

	5,379	3,567	5,886	1,273

(*)	Convenience translation into U.S. dollars.

Tax assessments

The Company has not yet been assessed for income tax purposes since its inception.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	TRANSACTIONS WITH RELATED PARTIES

A.	Balances with related parties

	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6 (*)
	NIS		US dollars
	(in thousands)

Due to officers (shareholders in
the parent company)	3,707	1,356	878
Parent company	1,970	837	466

(*)	Convenience translation into U.S. dollars.

B.	Transactions with related parties

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6 (*)
	NIS			US dollars
	(in thousands)

Management fees	6,606	3,894	4,531	1,564
Rent expenses	1,939	1,918	1,833	459
Participation in expenses	(67)	(64)	(64)	(19)

For other transactions with related parties, see Note 8.

(*)	Convenience translation into U.S. dollars.

NOTE 12	–	SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

A.	Percentage of revenues from customers constituting 10% or more of revenues:

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4
	%

Customer A	26	19	22
Customer B	-	12	6
Customer C	7	8	11

B.	Cost of sales

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6 (*)
	NIS			US dollars
	(in thousands)

Purchases	125,546	125,131	132,192	29,715
Decrease (increase) in inventory	11,697	(3,659)	(8,316)	2,769
Transportation and rent	4,974	5,046	4,872	1,177
Other	1,364	1,697	1,544	323

	143,581	128,215	130,292	33,984

(*)	Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Cont.)

C.	Sales and marketing

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6 (*)
	NIS			US dollars
	(in thousands)

Including shipping and handling	3,817	2,857	3,119	876

(*)	Convenience translation into U.S. dollars.

D.	Bad debt

In July 2005, Club Market Marketing Chains Ltd., one of the three largest food chains in Israel, encountered major financial difficulties, announcing that it could not pay its debts to its creditors. The District Court of Tel Aviv accepted Club Market’s petition for a stay of procedures against it and appointed receivers for Club Market. On August 28, 2005 the court allowed the Club Market court-appointed receivers to sell Club Market to Supersol, one of the largest food chain in Israel, subject to several conditions. The court also ratified the creditors’ arrangement presented by the receivers. As of September 1, 2005 Club Market’s activities had been substantially transferred to Supersol.

The Company submitted a claim of debt with the receivers with respect to Club Market’s debt to the Company, which was NIS 6.5 million (USD 1.5 million), (NIS 5.5 million net of VAT (USD 1.2 million)), as of July 13, 2005. In view of this claim and the ratification of the creditors’ arrangement by the court on December 12, 2005, the Company is expected to receive a proportionate share of its claim of debt. The Club Market receivers estimate the rate of payment to be approximately 51% of the total debts, although this is subject to the examination by the receivers and their approval of the Company’s claim of debt. There is no assurance as to the portion of the debt owed by ClubMarket that will actually be paid to the Company. During 2005, the Company wrote off NIS 3.5 million (USD 0.8 million) as a bad debt due to the abovementioned Club Market debt.

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at beginning of period	Provision	Balance at end of period
	NIS
	(in thousands)

2004	-	260	260
2005	260	66	326
2006	326	91	417

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Cont.)

E.	Financial income, net

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6 (*)
	NIS			US dollars
	(in thousands)

Financing expenses:
Rate exchanges, interest
expenses and bank fees	(271)	(141)	(521)	(64)
Others	(169)	-	(255)	(40)
Realized loss on derivative financial
instruments	(248)	-	-	(59)

	(688)	(141)	(776)	(163)

Financing income:
Interest income	3,230	1,654	1,457	765
Realized gains on derivative financial
instruments	-	184	-	-
Gain from marketable securities	1,316	755	440	311
Decrease in warrants to issue shares of
subsidiary	1,067	-	-	253
Others	-	49	-	-

	5,613	2,642	1,897	1,329

Financing income, net	4,925	2,501	1,121	1,166

(*)	Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13	–	REPORTING SEGMENTS

The Company is engaged in the import, marketing and distributing of preserved products and non-preserved products which constitute the basis for its reporting segments.

	Non- Preserved products	Preserved products	Total
	(in NIS thousands)

Year ended December 31, 2006

Sales	108,150	83,310	191,460

Gross profit	31,295	16,584	47,879
Selling & marketing expenses	(12,073)	(9,027)	(21,100)

Income per segment	19,222	7,557	26,779
General & administrative expenses			(14,151)

Consolidated operating income			12,628
Financing income, net			4,925
Other income, net			18,248
Income taxes			5,379
Minority interest			1,807

Net income			28,615

Inventory	11,680	7,421	19,101
Assets not allocated to segments			200,870

Total consolidated assets			219,971

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13	–	OPERATING SEGMENTS (Cont.)

	Non- Preserved products	Preserved products	Total
	(in NIS thousands)

Year ended December 31, 2005

Sales	92,784	73,498	166,282

Gross profit	24,051	14,016	38,067
Selling & marketing expenses	(9,933)	(5,838)	(15,771)

Income per segment	14,118	8,178	22,296
General & administrative expenses			(13,544)

Consolidated operating income			8,752
Financing income, net			2,501
Other income, net			35
Income taxes			3,567

Net income			7,721

Inventory	16,456	14,342	30,798
Assets not allocated to segments			106,476

Total consolidated assets			137,274

Year ended December 31, 2004

Sales	87,530	83,452	170,982

Gross profit	22,390	18,300	40,690
Selling & marketing expenses	(9,271)	(6,361)	(15,632)

Income per segment	13,119	11,939	25,058
General & administrative expenses			(9,134)

Consolidated operating income			15,924
Financing income, net			1,121
Other income, net			34
Income taxes			5,886

Net income			11,193

Inventory	9,379	17,760	27,139
Assets not allocated to segments			102,722

Total consolidated assets			129,861

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14	–	DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

A.	In accordance with Israeli GAAP, the Company’s financial statements are denominated through December 31, 2003 in adjusted amounts and as of January 1, 2004 in “reported amounts” (also see Note 2). Such accounting principle is considered a more meaningful presentation than financial reporting based on nominal historical cost. Accordingly, the Company is not required to eliminate the effect of historic price level changes in a reconciliation to U.S. GAAP.

B.	In accordance with U.S. GAAP, SFAS No. 115, changes in trading securities should be presented in the statement of cash flows as part of the operating activities. The following table provides a reconciliation of the Statements of Cash flows for 2006, 2005 and 2004 in accordance with U.S. GAAP:

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6 (*)
	NIS			US dollars
	(in thousands)

Net cash provided by (used in) operating
activities before adjustment	23,922	(7,293)	(18)	5,662
Adjustment	(9,400)	(780)	41,044	(2,225)

Net cash provided by (used in)
operating activities after adjustment	14,522	(8,073)	41,026	3,437

Net cash used in investing
activities before adjustment	(31,860)	(15,618)	40,385	(7,541)
Adjustment	9,400	780	(41,044)	2,225

Net cash used in investing
activities after adjustment	(22,460)	(14,838)	(659)	5,316

C.	Had compensation cost for the Company’s option plans been determined on the basis of the fair value at the grant dates in accordance with the provisions of SFAS No. 123 “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, the Company’s pro forma net loss and pro forma basic and diluted net loss per share for year 2005 would have been as follows:

	Year ended December 31, 2005
	NIS	US dollars
	(in thousands)

Net Income for the year, as reported	7,721	1,827
Deduct: stock-based compensation determined under APB 25	-	-
Add: stock-based compensation determined under
SFAS 123	(82)	(19)

Pro forma net income	7,639	1,808

Net Income per share - basic and diluted:
As reported	0.9	0.2
Pro forma	0.9	0.2

The following assumptions were used for the year 2005: dividend yield of 0.00%; risk-free interest rate of 2.5%; an expected life of 1.75 – 3.75 years; a volatility rate of 48%.

(*)	Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	SUBSEQUENT EVENTS

a.	In January 19, 2007, the Company acquired the operations and assets (including inventory, account receivables, and account payables) of Laish Israeli Food Products Ltd., a U.S. importer and distributor of kosher food products for approximately $3.7 million in cash. Of this amount, $3.3 million was paid at closing and up to an additional $0.4 million is payable during the following 18 months, depending on collection of receivables. The sources for the purchase price are a bank loan in the amount of $1.5 million and cash on hand.

b.	On February 13, 2007, the company signed an agreement with the Baron family (an unrelated third party), kosher food exporters located in Israel, to form a joint global kosher trade and export company (“Joint Company”). The Company will hold a 50.1% interest, and the Baron family will hold the remaining interest. Under the terms of the agreement, all of the current food export operations of the Baron family will be executed under the new entity. The closing of the transacation is subject to customary closing conditions, including approval of the Israeli Anti-Trust Authorities and completion of exhibits. Under the agreement, the Joint Company will be engaged in the food export activities performed until now by the Baron Family, which involved the export of kosher products from more than 100 suppliers, predominantly from Israel, to the U.S., Canada, England, Belgium, France, Switzerland, Australia, South Africa, Mexico, Argentina and Chile. Product categories currently exported include candies, preserves, cakes and cookies, snacks, cereals, frozen pastries and ice creams, baby food and general grocery items.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD. By: /s/ Joseph Williger —————————————— Joseph Williger Chief Executive Officer

Date: Mar 19, 2007

ITEM 20.	EXHIBITS

Exhibit Number	Description

†1.1	Memorandum of Association of the Company, as amended (1)

1.2	Articles of Association of the Company, as amended (4)

2.1	Specimen of Certificate for ordinary shares (2)

4.1	Share Option Plan (2)

†4.2	Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated June 1, 1998 (3)

†4.3	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated August 1, 2005 (4)

†4.4	Management Agreement between the Company and Zvi W. & Co. Ltd., dated June 1, 1998 (3)

†4.5	Amendment to the Management Agreement between the Company and Zvi W. & Co., Ltd., dated August 1, 2005 (4)

†4.6	Lease of Company's premises with Titanic Food Ltd., dated November 23, 1998 (3)

†4.7	Services Agreement between the Company and Willi Food, dated April 1, 1997 (3)

†4.8	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (4)

†4.9	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (4)

4.10	Relationship Agreement between the Company, Gold Frost, Willi Food, Zvi Williger and Joseph Williger dated February 28, 2006 (4)

4.11	Placing Agreement between the Company, Gold Frost, certain officers of Gold Frost and Corporate Synergy dated March 2, 2006 (4)

4.12	Lock In Agreement, between the Company, Gold Frost, Corporate Synergy and certain officers of Gold Frost dated March 2, 2006 (4)

4.13	Securities Purchase Agreement, dated as of October 25, 2006, among the Company and the investors identified on the signature pages thereto. (5)

4.14	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (5)

4.15	Asset Purchase Agreement, dated as of January 19, 2007, by and among the Company, WF Kosher Food Distributors, Ltd., Laish Israeli Food Products Ltd. and Arie Steiner.*

†4.16	Agreement, dated February 11, 2007, between the Company and Mr. Ya'acov Baron, Ms. Hedva Baron, Mr. Li'or Baron, Ms. Gozlan Or'na and Ms. Michal Baron Sha'hak. *

8	Subsidiaries of the Company (4)

12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

†	English translations from Hebrew original.

(1)	Incorporated by Reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.

(2)	Incorporated by reference to the Company's Registration Statement on Form F-1, File No. 333-6314.

(3)	Incorporated by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

(4)	Incorporated by reference to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

(5)	Incorporated by reference to the Company's Registration Statement on Form F-3, File No. 333-138200.

*	Filed Herewith