Form 20-F
period 2007-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2008-06-30
CIK 1030997

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
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2007

                                       OR

              [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
          For the transition period from ____________ to ______________

                                       OR

            [_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
           Date of event requiring this shell company report ________

                          COMMISSION FILE NO. 000-29256

                        G. WILLI-FOOD INTERNATIONAL LTD.
              (Exact name of Registrant as specified in its charter
               and translation of Registrant's name into English)

                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

        4 NAHAL HARIF ST., NORTHERN INDUSTRIAL ZONE, YAVNE, 81106, ISRAEL
                    (Address of principal executive offices)

                                   Ety Sabach
                             Chief Financial Officer
                   4 Nahal Harif St. Norther Industrial Zone,
                               Yavne 81106, Israel
                               Tel: 972-8-932-1000

--------------------------------------------------------------------------------
         (Name, Telephone, E-mail and/or Facsimile number and Address of
                          Registrant's Contact Person)

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

     The registrant had 10,267,893 outstanding ordinary shares, NIS 0.10 nominal value per share as of December 31, 2007.

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                               Yes [_]     No [X]

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d)
of the Securities Exchange Act 1934.

                               Yes [_]     No [X]

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                               Yes [X]     No [_]

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer [_]   Accelerated filer [_]    Non-accelerated filer [X]

     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

     U.S. GAAP [_]

     International Financing Reporting Standards as issued by the International
     Accounting Standards Board [_]

     Other [X]

     If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

                           Item 17 [_]     Item 18 [X]

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               Yes [_]     No [X]

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----

PRESENTATION OF INFORMATION                                                 1

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS             1

PART I                                                                      2

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS               2

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE                            2

ITEM 3. KEY INFORMATION                                                     2

ITEM 4. INFORMATION ON THE COMPANY                                         11

ITEM 4A. UNRESOLVED STAFF COMMENTS                                         27

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS                       28

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                         41

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                  50

ITEM 8. FINANCIAL INFORMATION                                              54

ITEM 9. THE OFFER AND LISTING                                              58

ITEM 10. ADDITIONAL INFORMATION                                            59

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
         MARKET RISK                                                       74

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES            75

PART II                                                                    76

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                   76

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
         AND USE OF PROCEEDS                                               76

ITEM 15. CONTROLS AND PROCEDURES                                           76

ITEM 15T. CONTROLS AND PROCEDURES                                          76

ITEM 16. [RESERVED]                                                        77

ITEM 16A. -  AUDIT COMMITTEE FINANCIAL EXPERT                              77

ITEM 16B. -  CODE OF ETHICS                                                77

ITEM 16C. -  PRINCIPAL ACCOUNTANT FEES AND SERVICES                        77

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----

ITEM 16D. -  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
             COMMITTEES                                                    78

ITEM 16E. -  PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND
             AFFILIATED PURCHASERS                                         78

PART III                                                                   79

ITEM 17. FINANCIAL STATEMENTS                                              79

ITEM 18. FINANCIAL STATEMENTS                                              79

ITEM 19. EXHIBITS                                                          80

                           PRESENTATION OF INFORMATION

In this Annual Report, references to the "Company", "we" and "us" refer to G.
Willi-Food International Ltd. and its consolidated subsidiaries.

The Company presents its consolidated financial statements in New Israeli
Shekels, the currency of the State of Israel. Unless otherwise specified or the context otherwise requires, references to "$", "US$", "Dollars", "USD" and "U.S.
Dollars" are to the United States Dollars and references to "NIS" are to New
Israeli Shekels.

Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. Dollars or NIS as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of NIS into U.S. Dollars have been made at the rate of NIS 3.846 =
$ 1.00, the representative exchange rate on December 31, 2007.

         CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled "Information on the Company," "Dividends," "Operating
and Financial Review and Prospects," and "Quantitative and Qualitative
Disclosures about Market Risk" are statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation:

o    changes affecting currency exchange rates, including the NIS/U.S. Dollar exchange rate,

o    payment default by any of our major clients,

o    the loss of one of more of our key personnel,

o    changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products,

o    termination of arrangements with our suppliers, in particular Arla Foods amba,

o    loss of one or more of our principal clients,

o    increasing levels of competition in Israel and other markets in which we do business,

o    changes in political, economic and military conditions in Israel, including, in particular, economic conditions in the Company's core markets,

o    Increases in milk, corn, wheat, rice and other product prices,

o    our inability to accurately predict consumption of our products,

o    product liability claims,

o    our inability to continue to meet the NASDAQ listing requirements ,and

o    we may not successfully integrate our prior acquisitions.

The Company is under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. See Item 3: "Key Information-Risk Factors" and Item 5: "Operating
and Financial Review and Prospects - Results of Operations".

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     A.   SELECTED FINANCIAL DATA

     The following selected consolidated financial data should be read together with Item 5: "Operating and Financial Review and Prospects" and our audited consolidated financial statements and related notes included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31,
2007 and 2006 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2007, 2006 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this Form 20-F, which have been prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"). Israeli
GAAP, as applicable to the financial statements are, different in certain insignificant aspects from generally accepted accounting principles in the
United States ("U.S. GAAP"). Reference is made to Notes 2 and 14 of the Notes of the Company's consolidated financial statements for a description of the significant differences between Israeli GAAP and U.S. GAAP.

     The selected consolidated balance sheet data as of December 31, 2007 and
2006 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2007, 2006 and 2005 have been audited by Brightman Almagor & Co., an independent registered public accounting firm, and a Member Firm of Deloitte Touche Tohmatsu. Their report appears in Item 18 in this Form 20-F. The selected consolidated balance sheet data as of December 31, 2005, 2004 and 2003 and the selected consolidated statements of operations data for the years ended December 31, 2004 and 2003 have been derived from our audited consolidated financial statements which are not included in this Form 20-F. Historical financial results may not be indicative of our future performance and interim results may not be reflective of the results for the fiscal year.

     The Company maintains its accounts and presents its financial statements in
New Israeli Shekels, by reported amounts which, until December 31, 2003, were adjusted to the Israeli Consumer Price Index ("CPI") and, based on accounting standard No. 12 ("Cessation of Financial Statement Adjustment") which went into effect on January 1, 2004, the Company ceased to adjust its financial statements based on the changes in the general purchasing power of the Israeli currency commencing January 1, 2004. As such, starting in 2004 the Company's financial statements are prepared in "reported amounts". The data included in the financial statements relating to dates and periods up to, and including,
December 31, 2003, are stated in adjusted amounts.

     The reported and/or adjusted amounts of non-monetary items reflect their cost in terms of reported amounts or the cost adjusted to the changes in the CPI up to December 2003 and do not necessarily reflect their market value or value to the business. The method for determining reported amounts in the 2007 annual financial statements and in the 2006 annual financial statements for the balance sheet and the statement of operations is included in the consolidated financial statements (see Note 2 of the Notes of the Company's consolidated financial statements).

RECENT EXCHANGE RATES OF NIS TO ONE U.S. DOLLAR

The table shows the high and low exchange rate of NIS per one U.S. Dollars for the last six months:

                                         HIGH          LOW
                                       --------      --------

January 2008                              3.861         3.625
February 2008                             3.655         3.578
March 2008                                3.656         3.377
April 2008                                3.640         3.425
May 2008                                  3.461         3.233
June 2008 (through June 25, 2008)         3.426         3.260

     The representative exchange rate for NIS on December 31, 2007 was NIS 3.846
= $1.00, and the representative exchange rate for NIS on June 25, 2008 was NIS
3.388= $1.00.

     The average exchange rate of NIS 4.108 = USD 1.00 was for the year ended
December 31, 2007, NIS 4.457 for the year ended December 31, 2006, 4.489 for the year ended December 31, 2005, 4.482 for the year ended December 31, 2004 and
4.548 for the year ended December 31, 2003.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)
                                      (NIS)

                                       2007                   2006                 2005                  2004                  2003
                             ----------------------  --------------------  --------------------  --------------------  --------------------
                                 NIS         USD        NIS        USD        NIS        USD        NIS        USD        NIS        USD
                             ----------  ----------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Sales                           249,693      64,923    191,460     49,782    166,282     43,235    170,982     44,457    137,385     35,722

Cost of Sales                   198,827      51,697    143,581     37,333    128,215     33,337    130,292     33,877    110,160     28,643

Gross Profit                     50,866      13,226     47,879     12,449     38,067      9,898     40,690     10,580     27,225      7,079

Sales and Marketing              24,404       6,345     21,100      5,486     15,771      4,101     15,632      4,064     11,662      3,032

General and Administrative       18,963       4,931     14,151      3,680     13,544      3,521      9,134      2,375      8,335      2,167

Impairment of goodwill            3,054         794          -          -          -          -          -          -          -          -

Total Operating Expenses         46,421      12,070     35,251      9,166     29,315      7,622     24,766      6,439     19,997      5,199

Operating Income                  4,445       1,156     12,628      3,283      8,752      2,276     15,924      4,141      7,228      1,880

Financial Income
(Expenses), Net                   1,856         482      4,925      1,281      2,501        650      1,121        291      4,336      1,127

Other Income, Net                   470         122     18,248      4,745         35          9         34          8        101         26

Pre Tax Income                    6,771       1,760     35,801      9,309     11,288      2,935     17,079      4,440     11,665      3,033

Income Taxes                      2,517         654      5,379      1,399      3,567        927      5,886      1,530      2,889        751

Income after taxes on
income                            4,254       1,106     30,422      7,910      7,721      2,008     11,193      2,910      8,776      2,282

Minority interest                 2,287         595      1,807        470          -          -          -          -          -          -

Net Income                        1,967         511     28,615      7,440      7,721      2,008     11,193      2,910      8,776      2,282

Earnings per Share Basic           0.19        0.05       3.17       0.82       0.90       0.23       1.30       0.34       1.03       0.27

Shares Used in Computing
Earnings per Share           10,267,893  10,267,893  9,028,223  9,028,223  8,615,000  8,615,000  8,600,000  8,600,000  8,555,000  8,555,000

Dividend declared per share           -           -          -          -       0.55       0.14          -          -          -          -

                               BALANCE SHEET DATA
                                 (IN THOUSANDS)
                                      (NIS)

                                       2007                   2006                 2005                  2004                  2003
                             ----------------------  --------------------  --------------------  --------------------  --------------------
                                 NIS         USD        NIS        USD        NIS        USD        NIS        USD        NIS        USD
                             ----------  ----------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Working capital                 143,189      37,231    144,323     37,525     85,419     22,210     95,986     24,957     83,861     21,805

Total assets                    239,616      62,302    219,971     57,195    137,274     35,693    129,861     33,765    109,619     28,502

Short-term bank debt              5,978       1,554          -          -          -          -      2,489        647         45         12

Shareholders' equity            173,292      45,057    171,739     44,654    101,867     26,486     98,900     25,715     87,150     22,660

     B.   CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

     C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

     D.   RISK FACTORS

OUR RESULTS OF OPERATIONS MAY BE IMPACTED BY MONETARY RISK. OUR PORTFOLIO OF
MARKETABLE SECURITIES IS SUBJECT TO VARIOUS MARKET RISKS.

     We are exposed to fluctuations in the rate of the United States Dollar and
Euro versus the NIS. Most of our income is in NIS, whereas most of our purchases are in United States Dollars and in Euros. In addition, a significant portion of our short term bank borrowings, when needed, are in United States Dollars and/or in Euros. A significant depreciation in the NIS vis-a-vis the United States
Dollar and/or Euro could have a material adverse effect on our results of operations and financial condition.

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

OUR BUSINESS MAY BE MATERIALLY AFFECTED IF ANY OF OUR MAJOR CLIENTS DEFAULTS ON
ITS PAYMENT TO US.

     Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivables. Despite our large number of clients (over 1,100 in Israel and about 900 abroad), a major and significant part of our sales is made to a limited number of customers (mainly the organized market). Our two largest customers accounted for 21% of our sales in 2007. We generally do not require and do not receive collateral from those customers, although we do require and receive collateral from most of the remainder of our clients in Israel to ensure security of collecting payments. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major clients defaults on its payment obligations to us, such as Club Market in 2005, we will not possess sufficient security to collect the entire debt.

WE ARE DEPENDENT ON OUR KEY PERSONNEL. THE LOSS OF ANY OF OUR KEY PERSONNEL
COULD HAVE A MATERIAL EFFECT ON OUR BUSINESS.

     We depend on a small number of technical staff, managers and directors, including managing services provided to us by Zwi Williger and Joseph Williger, through management companies that they control, each of whom holds senior management positions with us. The loss of one or more of them could have a material adverse effect on our business and operations.

WE ARE SUBJECT TO REGULATIONS AND OTHER POLICIES OF THE ISRAELI GOVERNMENT AND
OF OTHER COUNTRIES INTO WHICH WE IMPORT AND EXPORT. IF WE ARE UNABLE TO OBTAIN
AND MAINTAIN REGULATORY QUALIFICATIONS OR APPROVALS FOR OUR PRODUCTS, OUR
BUSINESS MAY BE ADVERSELY AFFECTED.

     REGULATORY, LICENSING AND QUOTAS: The import, export, storage, marketing, distribution and labeling of food products are subject to extensive regulation and licensing by various Israeli government and municipal agencies, principally the Ministry of Health, the Ministry of Trade and Industry, the Ministry of
Agriculture and the Ministry of Finance. To the extent that we have imported and exported, or will import and export, food products outside of Israel, we may be subject to quotas and other import and export laws and regulations which may limit our ability to sell certain of our food products into these countries. We are required to maintain our distribution processes in conformity with all applicable laws and regulations. In the event that such laws and regulations change, or we fail to comply with such laws and regulations, we may be prevented from trading within Israel or another part of the world.

     TARIFFS: The Ministry of Finance and the Ministry of Trade and Industry of
the State of Israel may increase the levels of tariffs on importing goods. This would have a direct impact on us and our financial performance by increasing our costs which we may not be able to pass on to our customers.

     KOSHER LICENSES: Under kosher regulations, we are required to ascertain that the foodstuffs which we offer for sale bear kosher certification approved by certain authorities such as the Chief Rabbinate of Israel. There is a risk that the relevant authorities in Israel or other areas of the world responsible for issuing kosher licenses may change the criteria for obtaining such licenses.
In such circumstances, we may be prohibited from obtaining kosher licenses for various products that we sell into the various kosher markets. Failure to comply with such applicable laws and regulations in relation to kosher licenses could subject us to civil sanctions, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on us and our financial performance.

WE ARE DEPENDENT ON ARLA FOODS AMBA, OR ARLA, AND WE ALSO WORK WITH A LIMITED
NUMBER OF OTHER KEY SUPPLIERS. IF THESE SUPPLIERS RAISE PRICES OR TERMINATE
THEIR ENGAGEMENT WITH US, OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED.

       We are dependent on Arla, which supplies a high percentage of our dairy and dairy substitute products, although we are not dependent on any single supplier in respect of a majority of our products. Terminating the engagement with any supplier, in particular Arla, or a material change in the engagement terms for purchasing products from those suppliers may have an adverse affect on our results of operations. We have a distribution agreement with Arla pursuant to which we serve as Arla's sole agent and distributor in Israel of certain products for a five-year period beginning in March 2005. In July, 2007, the agreement was amended and the exclusivity period was extended to ten years from
March, 2005. See "Item 4. Information on the Company - B. Business Overview -
Suppliers". If these suppliers raise their prices, our operating results may be adversely affected. See "Increases in milk, corn, rice and other product prices have, and may continue to have, a material adverse effect on our profitability."
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

WE DEPEND ON A SMALL NUMBER OF PRINCIPAL CLIENTS WHO HAVE IN THE PAST BOUGHT OUR
PRODUCTS IN LARGE VOLUMES. WE CANNOT ASSURE THAT THESE CLIENTS OR ANY OTHER
CLIENT WILL CONTINUE TO BUY OUR PRODUCTS IN THE SAME VOLUMES, ON THE SAME TERMS
OR AT ALL.

     Despite our wide dispersion of clients, we have two major clients, both supermarket chains, who accounted for approximately 16% and 5% respectively of our revenue during 2007. We do not have long term purchase contracts with our clients, and our sales arrangements with our clients do not have minimum purchase requirements. We cannot assure that our major clients will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Their failure to do so may significantly reduce our sales. Losing one or more of them may adversely affect our business results. In addition, we cannot assure that we will be able to attract new customers.

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

ECONOMIC CONDITIONS IN ISRAEL AFFECT OUR FINANCIAL PERFORMANCE.

     A major part of our sales are made in Israel, and consequently our financial performance is dependent to a significant extent on the economy of
Israel. A deterioration of the economic situation in Israel may erode the real wages and lower the buying power of our potential customers. This in turn may adversely affect our activities and business results.

WE MAY BE AFFECTED BY POLITICAL, ECONOMIC AND MILITARY CONDITIONS IN ISRAEL AND
THE MIDDLE EAST.

     Political, economic and military conditions in Israel have a direct influence on us because our operations are located there. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect our operations. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and
Israeli businesses. The establishment in 2006 of a government in the Palestinian
Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the area. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamic Shiite militia group, which disrupted most daily civilian activity in northern Israel. These events have at times caused considerable damage to the Israeli economy. As a result of the political and military situation, Israel's economy has at times suffered considerably. Ongoing or revived hostilities related to Israel may have a material adverse effect on our business and on our share price.

     Generally, all male adult citizens and permanent residents of Israel under the age of 45 are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. Although we have operated effectively under these requirements since we began operations, management cannot assess the full impact of these requirements on our workforce or business if political and military conditions should change, and management cannot predict the effect on us of any expansion or reduction of these obligations.

INCREASES IN MILK, WHEAT, CORN AND RICE AND OTHER PRODUCT PRICES HAVE, AND MAY
CONTINUE TO HAVE, A MATERIAL ADVERSE EFFECT ON OUR PROFITABILITY

     In 2007, a number of our suppliers increased their product prices to us due to increases in milk, wheat, corn and rice prices. This reduced our profitability during 2007. The cost for milk, wheat, corn and rice and other products is subject to cyclical and other market factors and may fluctuate significantly. As a result, our cost in securing these products is subject to substantial increases and decreases over which we have no control. We cannot assure that we will be able to pass on to customers the increased costs associated with the procurement of these products. Moreover, there has in the past been, and there may in the future be, a time lag between the incurrence of such increased costs and the transfer of such increases to customers. To the extent that increases in the prices of our products cannot be passed on to customers or there is a delay in passing on the increased costs to customers, we are likely to experience an increase in our costs which may materially reduce our margin of profitability.

OUR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED IF WE DO NOT ACCURATELY
PREDICT THE RATE OF CONSUMPTION OF OUR PRODUCTS.

     We hold inventory of basic foodstuffs (such as preserved food, oils and rice) and other food products, and we accumulate inventories of these products based on our prediction of the consumption of these products. If actual consumption does not meet the prediction, and the shelf life of such products expire or we cannot otherwise sell such products, this may materially and adversely affect our financial condition and results of operations. On the other hand, to the extent we do not have adequate inventory of these critical products
(due, for example, to an emergency situation), we will not be able to meet the needs of our customers and our revenues may be adversely affected.

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

OUR OPERATING RESULTS MAY BE SUBJECT TO VARIATIONS FROM QUARTER TO QUARTER.

     Our operating results may be subject to variations from quarter to quarter depending on, among other things, the timing of sales campaigns and special events initiated by both us and our customers, the major Jewish holidays (such as the Jewish New Year and Passover), our ability to manage future inventory levels in line with business opportunities and anticipated customers' demand, competitive developments in the market, changes in the rates of inflation in
Israel and fluctuations in NIS/Dollar exchange rates. There can be no assurance that our sales or net income (if any) in any particular quarter will not be lower than the preceding and/or comparable quarter or that its sales or net income (if any) in a particular quarter will be indicative of our results of operations for the entire year. The trading prices of our ordinary shares may fluctuate significantly in response to variations in our operating results.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR COMPETITIVE
POSITION COULD BE COMPROMISED.

     We market certain products under the trademarks "Willi-Food", "Pizza Top",
"Gold Food", "Donna Rozza", "Manchow", "Bloose", "Krisponim", "Bubles" and "Gold
Frost". Although we have registered trademarks for these brands, we cannot assure that the degree of protection these and other trademarks offer will be sufficient to protect our rights in these marks.

INITIATION AND ENFORCEMENT OF LEGAL ACTION IN ISRAEL.

     We are organized under the laws of the State of Israel. Most of our executive officers and Directors and some of the experts named in this annual report are nonresidents of the United States, and a substantial portion of the
Company's assets and the assets of these persons are located outside the United
States. Therefore, it may be difficult to enforce a judgment obtained in the
United States against us or any of those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions initiated in Israel.

IF OUR ORDINARY SHARES ARE DE-LISTED FROM NASDAQ, THE LIQUIDITY AND PRICE OF OUR
ORDINARY SHARES AND OUR ABILITY TO ISSUE ADDITIONAL SECURITIES MAY BE
SIGNIFICANTLY REDUCED.

     We may in the future fail to comply with the NASDAQ Capital Market regulations and listing requirements as to minimum net income, minimum number of shareholders and public float and other requirements, and as a result NASDAQ may initiate procedures to de-list our ordinary shares from the NASDAQ Capital
Market. Any such de-listing may severely complicate trading of our shares by our shareholders, or prevent them from re-selling their shares at/or above the price they paid. Furthermore, our relatively low trading volumes may make it difficult for shareholders to trade shares or initiate any other transactions. De-listing may also make it more difficult for us to issue additional securities or secure additional financing.

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

ONE SHAREHOLDER OWNS A LARGE PERCENTAGE OF OUR SHARES.

     As of the date of this Annual Report, Willi-Food Investments Ltd., which we refer to as WILLI-FOOD owned approximately 66.17% of our ordinary shares As a result, Willi-Food and its controlling shareholder, Mr. Arieh Bar Lev (Arcadi
Gaydamak), have the ability to control our activities, management and policies, including matters requiring shareholder approval, such as the election of directors

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

     Willi-Food, Mr. Zwi Williger, an 10.33% shareholder of Willi-Food, the
Chairman of our Board of Directors and our Chief Operating Officer and a
director and Chief Executive Officer in Willi-Food, and Mr. Joseph Williger, a
director and our Chief Executive Officer and the chairman of the Board of
Willi-Food, have been and continue in certain cases to be party to certain agreements and arrangements relating to our operations. Such transactions include service and employment arrangements between each of Messrs. Joseph and
Zwi Williger together with us, and a service agreement we have with Willi-Food.
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

OUR INTERNATIONAL OPERATIONS MAY BE ADVERSELY AFFECTED BY RISKS ASSOCIATED WITH
INTERNATIONAL BUSINESS.

     We purchase food products from over 110 suppliers located around the world.
Therefore, we are subject to certain risks that are inherent in an international business. These include:

     o    varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

     o    tariffs, customs, duties, quotas and other trade barriers;

     o    difficulties in managing foreign operations and foreign distribution partners;

     o    longer payment cycles and problems in collecting accounts receivable;

     o    fluctuations in currency exchange rates;

     o    political risks;

     o    foreign exchange controls which may restrict or prohibit repatriation of funds;

     o    export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

     o    seasonal reductions in business activity in certain parts of the world; and

     o    potentially adverse tax consequences.

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

WE MAY NOT SUCCESSFULLY INTEGRATE OUR RECENT ACQUISITIONS.

     In light of our recent acquisitions of WF Kosher Food Distributors LTD.,
Baron, Shamir Salads (2006) Ltd. and Kirkeby, our success will depend in part on our ability to manage the combined operations of these companies, to integrate the operations and personnel of these companies together with our other subsidiaries into a single organizational structure, and to replace those subsidiary managers who have left or may in the future leave our employ. There can be no assurance that we will be able to effectively integrate the operations of our subsidiaries and our acquired businesses into a single organizational structure. Integration of these operations could also place additional pressures on our management as well as on our key personnel. The failure to successfully manage this integration could have an adverse material effect on us.

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

     In May 2001, the Company acquired all the shares of Gold Frost Ltd., which we refer to herein as Gold Frost, for NIS 336 thousand (USD 87 thousand). Gold
Frost, which was registered in 1977 in Israel, is engaged in designing, developing and distributing frozen and chilled food products.

     In December 2004, the Company declared a stock dividend of 1 ordinary share for each outstanding ordinary share (an aggregate of 4,307,500 ordinary shares).
All shares and per share amounts set forth in this Annual Report have been retroactively restated to reflect the aforementioned share dividend for all periods presented.

     On November 21, 2005, the Company declared its first cash dividend of NIS
0.55 (USD 0.14) per share, or an aggregate of NIS 4.75 million (USD 1.24 million), which was paid to shareholders on January 25, 2006.

     On March 9, 2006, the Company's subsidiary, Gold Frost, completed an initial issuance to the public on the London AIM market which yielded gross proceeds of NIS 36.5 million (USD 9.5 million). Following this issuance, as of
May 30, 2006, the Company held approximately 75.7% of Gold Frost's share capital. See "Item 10. Additional Information - 10C. Material Contracts". During
November 2007- January 2008 the Company purchased on the AIM market approximately 14.3% of Gold Frost's share capital up to holdings of 90% of Gold
Frost's share capital.

     On October 5, 2006 the Company closed $10.0 million private placement of shares of its ordinary shares and warrants to institutional investors. The
Company issued a total of 1,652,893 ordinary shares at a purchase price of $6.05 per share, and the Company also issued warrants to purchase 561,982 additional shares at an exercise price of $8.00 per share. After deducting closing costs and fees, the Company received net proceeds of approximately $9.6 million. See
"Item 10. Additional Information - 10C. Material Contracts".

     On January 19, 2007, the Company established a fully-owned subsidiary in the US, WF Kosher Food Distributors LTD. ("WF") in order to acquire the operations and assets of Laish Israeli Food Products Ltd. ("Laish"), a U.S.
importer and distributor of kosher food products for approximately $3.5 million in cash. The sources for the purchase price were a bank loan in the amount of
$1.5 million taken by WF and cash on hand from the Company. WF currently distributes kosher products such as canned foods and candies to groceries, independent supermarkets and supermarket chains in the Tri-State area (New York,
New Jersey and Connecticut). See "Item 10. Additional Information - 10C.
Material Contracts".

     On February, 2007, the Company formed a joint global kosher trade and export company ("Baron") with the Baron family (an unrelated third party), kosher food exporters located in Israel. The Company holds a 50.1% interest in
Baron, and the Baron family holds the remaining interest. Under the terms of the agreement, in consideration for the 50.1% interest in Baron, the Company was to pay up to $2 million in owner's loans, as needed. Of this amount, an amount equal to two times net profit before tax during the first four full consecutive quarters (after closing) will be converted into equity, up to a maximum amount of $1 million. The loan will be repaid prior to any dividend distribution. As of
December 31, 2007, the Company paid Baron the amount of $1 million. Under the terms of the agreement, all of the current food export operations of the Baron family are to be executed under the new entity, and Baron will be engaged in the food export activities performed until now by the Baron Family, which involved the export of kosher products from more than 100 suppliers, predominantly from
Israel, to the U.S., Canada, England, Belgium, France, Switzerland, Australia,
South Africa, Mexico, Argentina and Chile. Product categories currently exported include candies, preserves, cakes and cookies, snacks, cereals, frozen pastries and ice creams, baby food and general grocery items. See "Item 10. Additional
Information - 10C. Material Contracts".

     In April 2007, the Company completed construction of a new logistics center situated in Yavne, Israel. Storage and distribution operations were transitioned to the new facility at that time. The new logistics center replaced the
Company's previous logistics center, located nearby, as well as the Company's use of numerous external warehouse facilities. The new logistics center was established in an effort to reduce the Company's operating costs, increase its logistical efficiency and to optimize its overall operational activity. For more information, see "Item 4D. Property, Plants and Equipment."

     In January 2008, Willi Food purchased 51% of the interests of Shamir Salads
(2006) Ltd. ("Shamir"), an Israeli manufacturer and distributor of pre-packaged chilled kosher Mediterranean dips and spreads in Israel and abroad. See "Item
10. Additional Information - 10C. Material Contracts".

     In February 2008, the Company's subsidiary Gold Frost purchased a majority interest from the owners of a dairy distributor in Denmark Kirkeby International
Foods A/S ("Kirkeby"). Gold Frost currently holds a 51% interest in Kirkeby, and the former owners of Kirkeby hold the remaining interest. Kirkeby has a U.S.
dairy import license, and the Company recently executed its first purchase order to the US in the first quarter of fiscal 2008. See "Item 10. Additional
Information - 10C. Material Contracts".

     On May 20, 2008, a Special General Meeting of Gold Frost approved the cancellation of its ordinary share listing to the AIM Market of the London Stock
Exchange. The cancellation of Gold Frost's AIM admission took place on May 27,
2008. The Company has expressed interest in possibly buying the remainder of
Gold Frost shares (10%) that it does not already own.

     The Company's principal executive offices are situated at 4 Nahal Harif
St., Northern Industrial Zone, Yavne, 81106 Israel. The Company's telephone number is 972-8-9321000, its fax number is 972-8-9321001, its e-mail address for communications is willi@willi-food.co.il and its Web site is
www.willi-food.co.il.

     CAPITAL EXPENDITURES

     Our capital expenditures were $2.9 million, $6.0 million and $3.9 million for the years ended December 31, 2007, 2006 and 2005, respectively. The 2007 expenditures were primarily made in Israel for our new logistic center. See
"Item 4D. Property, Plants and Equipment" for a description of the logistic center.

     There are no currently material capital expenditure or divestures in progress.

     B.   BUSINESS OVERVIEW

OVERVIEW

     The Company is an Israeli-based company engaged, directly and through subsidiaries, in the design, import, export, marketing and distribution in
Israel and around the world of a wide variety of over 600 food products. The
Company sells products in Israel with widespread demand in the Israeli marketplace, as well as products which cater to more select groups. The Company distributes certain of its products on an exclusive basis. Some products are currently also sold in insubstantial volumes in the areas administered by the
Palestinian Authority. The Company also sells its products outside Israel to a variety of customers around the world (U.S., Canada, England, Belgium, France,
Switzerland, Australia, South America, Mexico, Argentina and Chile), mainly by its two new subsidiaries Baron and WF. The Company purchases food products from over 220 suppliers located in Israel and around the world, including from the
Far East (China, India, the Philippines and Thailand), Eastern Europe (Hungary,
Poland and Bulgaria), South America (Argentina, Ecuador and Costa Rica), the
United States, Western and Northern Europe (The Netherlands, Belgium, Germany,
Sweden, Denmark and France) and Southern Europe (Spain, Portugal, Italy, Turkey,
Greece and Cyprus).

     The products imported by the Company are marketed and sold to over 2,000 customers in Israel and around the world, including supermarket chains, wholesalers and institutional consumers. The Company markets most of the products under the brand name "Willi-Food" and some of the chilled and frozen products under the brand name "Gold Frost". Certain products are marketed under brand names of the manufacturers or under other brand names.

     In addition to its acquisition of the operations and assets of Laish,
Baron, Shamir and Kirkeby, as described in "- A. History and Development of the
Company ", the Company continues to re-evaluate its strategic position and consider other business opportunities, including acquisitions by and mergers of the Company. As part of this re-evaluation, the Company is also considering forming strategic alliances with or entering into different lines of business.

     The Company's principal shareholder, Willi-Food, as of June 25, 2008, held approximately 66.17% of the Company's outstanding share capital. The primary assets of Willi Food are the Company's ordinary shares. See "Item 7. Major
Shareholders and Related Party Transactions". Willi Food's securities are traded on the Tel Aviv Stock Exchange.

BUSINESS STRATEGY

     The Company's business strategy is:

     o    to promote the "Willi-Food" brand name and to increase market penetration of products that are currently sold by the Company through, among other things, marketing efforts and advertising campaigns;

     o    to expand its current food product lines and diversify into additional product lines, as well as to respond to market demand; and

     o    to expand the Company's activity in the international food markets, mainly in the U.S. and Europe.

     Utilizing management's expertise in identifying market demand and preferences, as well as its sourcing abilities, the Company intends:

     o    to continue to locate, develop and distribute additional food products, some of which may be new to Israeli consumers;

     o    to increase its inventory levels from time to time both to achieve economies of scale on its purchases from suppliers and to more fully meet its customers' demands;

     o    to further expand the international food markets, mainly in the U.S.
          and Europe, by purchasing additional food distribution companies and/or increasing cooperation with local existing distributors and/or exporting products directly to the customer; and

     o    to penetrate new markets within the Middle East through the establishment of business relationships and cooperation with representatives in such markets subject to a positive political climate.

     The Company has developed certain trade relationships locally, as well as in areas administered by the Palestinian Authority, although current sales volumes to the Palestinian administered areas are low.

     In addition, the Company has:

     o    promoted the value of the "Willi-Food" brand and introduced additional food products to the Israeli marketplace under the brand name
          "Willi-Food";

     o    initiated sales in the U.S. and Europe; and

     o    entered into arrangements with recognized manufacturers to market their products under their respective brand names, in addition to brand names under which the Company currently markets its products.

     In furtherance of its business strategy, in January 2008, the Company acquired a 51% interest in Shamir, an Israeli manufacturer and distributor of pre-packaged chilled kosher Mediterranean dips and spreads in Israel and abroad.
In addition, in February 2008, Gold Frost purchased a 51% interest in Kirkeby, which has a U.S. dairy import license. See " - A. History and Development of the
Company".

PRODUCTS

     The Company imports, exports, markets and distributes two kinds of line products: preserved products and non-preserved products.

     PRESERVED PRODUCTS

     The Company imports, exports, markets and distributes a broad variety of over 200 preserved food products, most of which enjoy a long shelf life (mostly between two to four years). Sales of preserved products accounted for approximately 37% of the Company's sales in 2007. These products are sold principally in tin cans and glass jars in a variety of sizes and are intended for use by the individual consumer as well as by the institutional consumer food markets.

     The Company aims at broadening the variety of the preserved products it distributes. Due to commercial considerations, the Company occasionally stops importing certain preserved products.

     The principal products in the preserved product line are as follows:

     CANNED VEGETABLES AND PICKLES: including okra, mushrooms (whole and sliced)
and terfess, artichoke (hearts and bottoms), beans, asparagus, capers, corn kernels, baby corn, palm hearts, bamboo shoots, vine leaves (including vine leaves stuffed with rice), sour pickles, mixed pickled vegetables, pickled peppers, an assortment of black and green olives, sun dried tomatoes and edamame soybeans. These products are primarily imported from China, Spain, Greece,
Thailand, South America, Turkey, France, India, Poland, Morocco and The
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

     NON-PRESERVED PRODUCTS

     The Company imports, exports, markets and distributes a broad variety of over 400 non-preserved food products, most of which enjoy a relatively long shelf life (mostly between ten months and two years). Sales of non-preserved products accounted for approximately 63% of the Company's sales in 2007. These products are sold in a variety of sizes and types of receptacles, such as glass jars, plastic and glass bottles and containers and sealed plastic vacuum packages, and are intended for use by the individual consumer as well as by the institutional consumer food markets.

     The Company aims at broadening the variety of the non-preserved products it distributes. Due to commercial considerations, the Company occasionally stops importing certain non-preserved products.

     The principal products in the non-preserved product line are as follows:

     EDIBLE OILS: including olive oil, sunflower oil, soybean oil, corn oil and rapeseed oil. These products are primarily imported from Belgium, Argentina,
Turkey, Italy and Spain.

     DAIRY AND DAIRY SUBSTITUTE PRODUCTS: including hard and semi-hard cheeses
(parmesan, edam, kashkaval and emmental), molded cheeses (brie, camembert and danablu) feta, Bulgarian cheese, butter, butter spreads, margarine, melted cheese, cheese alternatives, condensed milk and others. These products are primarily imported from Greece, Denmark, Bulgaria, Italy, The Netherlands and the United States.

     DRIED FRUIT, NUTS AND BEANS: including figs, apricots, prunes, papaya, pineapple, sunflower seeds, walnuts, pine nuts, cashew nuts and peanuts. These products are primarily imported from Greece, Turkey, India, China, Thailand and the United States.

     OTHER PRODUCTS: including, among others, instant noodle soups, coffee creamers, Lemon juice, halva, Turkish delight, cookies, vinegar, sweet pastry and crackers, sauces, corn flour, pastes, rice, rice sticks, pasta, spaghetti and noodles, breakfast cereals, corn flakes, instant coffee, rusks, coconut milk, and ouzo. These products are primarily imported from the Netherlands,
Germany, Romania, Italy, Greece, Belgium, the United States, Scandinavia, China,
Thailand, Turkey, India, South America, including Argentina.

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

     The products (preserved and non-preserved) that generated the largest sales volume for the year ended December 31, 2007 were canned vegetables (22% of sales), dairy and dairy substitute products (19% of sales), canned fish (12% of
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
sales) and edible oils (11% of sales).

     Most of the products that the Company imports and markets are approved as
Kosher by, and/or under the supervision of, various supervisory institutions including the Chief Rabbinate of Israel, Chug Chatam Sofer, certain Jewish organizations administering Kashrut procedures and certifications (such as the
Union of the Orthodox Jewish Congregation of America (UO), Badatz Igud Harabanim
Manchester, OK, Circle K and Triangle K) and rabbis of local Jewish congregations abroad. See "Government Regulation".

     The Company's products are packaged by various manufacturers and suppliers abroad and labeled with Hebrew, English and, in certain cases, Arabic and
Russian labels, in accordance with the Company's instructions and requirements and in accordance with applicable law. See "Government Regulation".

SUPPLIERS

     The Company is not a manufacturer of preserved food products or non-preserved food products and therefore purchases final products only. The
Company purchases preserved food products from over 50 suppliers worldwide, including suppliers located in Israel, in the Far East (China, India, the
Philippines and Thailand), in Eastern Europe (Poland), in South America (Ecuador
and Costa Rica), in Canada and Western, Northern and Southern Europe (Sweden,
Greece, The Netherlands, Portugal, Spain, France and Turkey). The Company
purchases non preserved food products from over 170 suppliers, including suppliers located in Israel, in the Far East (China, India, the Philippines and
Thailand), in Eastern Europe (Bulgaria and Latvia), in South America
(Argentina), in the United States and in Western, Northern and Southern Europe
(Sweden, Denmark, Greece, The Netherlands, Italy, Portugal, Spain, Belgium,
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

     The following table represents the percentage of purchases of preserved products by the Company from suppliers who accounted for more than 10% of the total purchases in the years 2007, 2006 and 2005:

       ------------------------- ------------- ------------- -----------
               SUPPLIER              2007          2006         2005
       ------------------------- ------------- ------------- -----------
       Supplier A                     *             12%         ---
       ------------------------- ------------- ------------- -----------
       Supplier B                     *            ---           16%
       ------------------------- ------------- ------------- -----------

          * less than 10%

     The following table represents the percentage of purchases of non-preserved products by the Company from suppliers who accounted for more than 10% of the total purchases in the years 2007, 2006 and 2005:

       ------------------------- ------------- ------------- -----------
               SUPPLIER              2007          2006         2005
       ------------------------- ------------- ------------- -----------
       Arla                           13%           20%          15%
       ------------------------- ------------- ------------- -----------

The Company is not dependent on any given supplier for the supply of a majority of its products. We purchase most of our products from several suppliers. We are dependent on one source of supply - Arla from Denmark - in respect of a large part of our dairy and dairy substitute products. A distribution agreement between the Company and Arla grants the Company exclusive and non-transferable right to market and distribute cheese and butter products manufactured by Arla and its affiliated companies in Israel. The exclusivity for the Company is subject to the purchase by the Company of certain minimum quotas of products.
The agreement was signed in March 2005 for a period of 5 years. In July 2007, the agreement was extended for a period of 10 years from March 2005 and is renewable automatically for a further period of five years, unless notice of termination is provided by either party. Arla has the right to terminate the agreement on three months notice in certain circumstances, including in the case of the death or permanent incapacity of Zwi Williger or his ceasing to be involved in the Company's business or if the Company fails to satisfy its minimum purchase requirements under the agreement.

     Although the Company is not dependent on any one supplier with respect to most of its products, termination of the Company's business relationships with certain suppliers and/or a material adverse change in the terms at which the
Company purchases such products from such suppliers could have a material adverse effect on the Company's financial results. There can be no assurance that alternative sources for such products, if required, will be readily available nor can we assure the terms of purchase of such products from such alternative sources.

     The Company does not generally enter into written agency or other agreements with its suppliers. However, the Company has written agreements with one foreign supplier of preserved products and eleven foreign suppliers of non-preserved products that confirm the exclusive appointment of the Company as the sole agent and/or distributor of such suppliers either with respect to a specific product or with respect to a line of products, within the State of
Israel. These exclusivity rights have generally been granted for a period of
12-24 months and are automatically extendable unless terminated by either party upon notice, and in certain cases are conditioned upon the Company's compliance with certain minimum purchase requirements. The supplier of the preserved products from which the Company received such letter of confirmation accounted for less than 1% of the Company's purchases in 2007 and 2006 and approximately
1% of the Company's purchases in 2005. The suppliers of the non-preserved products from which the Company received such letters of confirmation accounted for 21% of the Company's purchases in 2007, 30% of the Company's purchases in
2006 and 21% of the Company's purchases in 2005. In a few instances, the Company did not fulfill its commitment to the minimum purchase requirements, but since the onset of its activities no supplier has terminated its agreement with the
Company due to the Company's failure to comply with the minimum purchase requirements. The Company's purchases are not motivated by a desire to meet minimum purchase requirements, and the considerations in purchasing products from these suppliers are identical to those for purchasing from other suppliers.

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
"Operating And Financial Review and Prospects - B. Liquidity and Capital
Resources - Impact of Inflation and Devaluation on Results of Operations,
Liabilities and Assets".

     The average volume of the Company's credit balance with its suppliers amounted in 2007 to NIS 31.0 million (USD 8.1 million) consisting of 58 days of suppliers credit on average, in 2006 to NIS 18.5 million (USD 4.8 million)
consisting of 46 days of suppliers credit on average, and in 2005 to NIS 17.8 million (USD 4.6 million) consisting of 52 days of suppliers credit on average.

CUSTOMERS

     The Company's products (preserved and non-preserved) are marketed and sold to over 2,000 customers throughout Israel (including customers in the areas administered by the Palestinian Authority) and outside of Israel, mainly by the
Company's two new subsidiaries, Baron and WF.

     Customers of the Company typically purchase both preserved and non-preserved products from the Company. The number of clients who purchase products from only one of these categories is not material.

     The Company's customers generally fall within one of the following two groups:

     o    large retail supermarket chains in the organized market, and

     o    private supermarket chains, mini-markets, wholesalers, manufactures, institutional customers and the customers in the Palestinian Authority
          ("private sector").

     The first major group includes the largest Israeli supermarket chains in the organized market in Israel, including: (i) Supersol Ltd. (including the chains: Supersol Deal, Supersol Big, Supersol Sheli, Supersol, Zol Po, Elef and
Katif and also includes, from 2006, Club Market Marketing Chains Ltd. ); (ii)
Blue Square Israel Ltd. (which also includes the SuperCenter, MegaCenter and
Shefa Shuk); and (iii) Co-Op Jerusalem (Co-Op Jerusalem, Mister Zol and Pashut
Zol). The Company contracts with the supermarket chains in the organized market through the buyers in the head office of the supermarket chain, and then the
Company receives orders from the logistic center or directly from their stores.
Merchandise is then delivered directly to each branch or to the supermarket's chain distribution center.

     The second major group includes private supermarket chains, mini-markets, wholesalers, food manufacturers, institutional consumers, such as catering halls, hotels, hospitals and food service companies and food producers, and customers in the Palestinian Authority.

     The Company's sales, by customer group, for the years ended December 31,
2007, 2006, 2005, 2004 and 2003 are as follows:

                                                              PERCENTAGE OF TOTAL SALES
                                                                YEAR ENDED DECEMBER 31
CUSTOMER GROUPS                                    2007       2006       2005       2004       2003
---------------                                   ------     ------     ------     ------     ------

Supermarket Chains in the organized market            24%        35%        41%        41%        42%

Private Supermarket Chains, mini-markets,
wholesalers, manufacturers, institutional
consumers and the customers in the Palestinian        76%        65%        59%        59%        58%
Authority                                            100%       100%       100%       100%       100%

     For the years ended December 31, 2007, 2006 and 2005, sales to each of the
Company's largest customers (all of which are supermarket chains in the organized market) generated in excess of 10% of the Company's sales, and together aggregated approximately 16% of the Company's sales during 2007 and 26%
in 2006 and 31% in 2005. The largest customer accounted for 16% of the Company's sales in 2007, compared with 26% of the Company's sales in 2006, and 19% of the
Company's sales in 2005. The second largest customer accounted for 12% of the
Company's sales in 2005 (in 2007 and 2006 only one customer generated in excess of 10% of the Company's sales).

     The loss of any of these major customers would have a material adverse effect on the Company's financial condition and results of operations. The
Company is seeking to expand its operations in other areas so as to reduce its dependence on any single significant customer.

     The Company has agreed to pay the large supermarket retail chains in the organized market incentives calculated as a fixed percentage of the annual sales to such customer. Other incentives include penetration discounts for sales of new Company products, limited discounts for opening of new branches that sell
Company products and payments for participation in Company's product advertisements. The above mentioned incentives vary among customers and are usually awarded as part of a written annual framework agreement.

     These incentives typically range from 5% to 7.5% of the annual sales of the
Company to such customers and are generally paid at the beginning of each year with respect to the previous year's sales. These arrangements also generally include specific exclusions, such as direct or joint importing of products that are not considered for purposes of such incentives. Certain of these commitments are not evidenced in written agreements. For the years ended December 31, 2007,
2006 and 2005, the Company paid and/or is obligated to pay approximately NIS
3,774 thousand (USD 981 thousand), NIS 3,370 thousand (USD 876 thousand) and NIS
3,080 thousand (USD 801 thousand), respectively, in respect of such incentives.

     Our engagement with private sector customers is not subject to any exclusivity provisions or framework agreement, and they have no specific term.
Prior to any engagement with a potential customer, the Company examines the financial stability of the potential customer and determines the extent of the credit and period for which credit would be granted. Most of the customers are required to deposit securities as collateral (personal and/or bank guarantees as well as post-dated checks). Some of the customers of this sector (mainly private supermarket chains and wholesalers) are also awarded incentives based on the increase in volume of sales to such customers in excess of a certain agreed amount, or incentives calculated as a fixed percentage of the annual sales to such customer. The extent of such incentives varies between 0.5%-4% of the increase in volume of sales to such customers in excess of a certain agreed amount or of the annual sales turnover of each relevant customer (depending on the agreement with each customer).

     The average aggregate debit balance of the Company's customers with the
Company amounted in 2007 to NIS 67.6 million (USD 17.6 million) and the average time period within which our accounts receivable were paid was 95 days, in 2006 average aggregate debit balance of the Company's customers with the Company NIS
50.3 million (USD 13.1 million) and the average time period within which our accounts receivable were paid was 92 days, and in 2005 the average customer debit balance was NIS 41.6 million (USD 10.8 million) and the average time period within which our accounts receivable were paid was 93 days.

     In the event that a client does not respect its financial commitments, the
Company may elect to foreclose on the collateral or the promissory note given by customers in the private sector. In 2005-2007, no significant use of this means was implemented.

     The Company strives to minimize its credit risks by constantly reviewing the credit it extends to customers versus the security it receives. As a result, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so.

     In July 13, 2005, Club Market Marketing Chains Ltd., one of the three largest food chains in Israel, owner of 114 stores and a major customer of the
Company, encountered major financial difficulties, announcing that it could not pay its debts to its creditors. The District Court of Tel Aviv accepted Club
Market's petition for a stay of procedures against it and appointed receivers for Club Market. On August 28, 2005, the court allowed the sale of Club Market to Supersol, subject to several conditions. As of September 1, 2005, Club
Market's activities were substantially transferred to Supersol. This merger of two of the three largest food chains in Israel strengthened Supersol's buying power with local food suppliers (such as the Company) and the dependency of local food suppliers on Supersol has grown.

     The Company submitted a claim of debt with the receivers with respect to
Club Market's debt to the Company, amounting to NIS 6.5 million (USD 1.7 million), including VAT (NIS 5.5 million net of VAT (USD 1.4 million), as of
July 13, 2005. As of the date of this Annual Report, the Company has received approximately NIS 2.1 million (USD 0.55 million). In view of this claim and the ratification of the creditors' arrangement by the court on December 12, 2005, the Company is expected to receive a proportional share of its claim of debt.
The Club Market receivers established the rate of payment to be approximately
51% of the total debts. The receivers have approved the Company's claim of debt in the amount of NIS 5.6 million (USD 1.46 million), including the NIS 2.1 million (USD 0.55 million) already received by the Company. There is no assurance as to the portion of the debt owed by Club Market that will actually be paid to the Company.

     The Company's bad debt expenses for the years ended December 31, 2007, 2006 and 2005 amounted to NIS 2,303 thousand (USD 599 thousand) mainly due to allowance for bad debts in WF, NIS 91 thousand (USD 24 thousand) and NIS 3,826 thousand (USD 995 thousand), which includes Club Market's bad debt, respectively.

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

     Sales in Israel and in the U.S. are made by the placement of customers'
orders (except for part of the dairy and dairy substitute products), which are directed to the Company's regional office and placed by the sales personnel or directly by the customers. Orders are delivered by the Company's transport network (including 12 refrigeration trucks, 12 regular trucks and four combined trucks) and by independent transporters. In certain cases, the Company transports products directly from port to customers, utilizing the services of independent transporters. In some instances, the Company transfers the merchandise to the logistic centers of the supermarket chains, and the supermarket chains themselves are responsible for the distribution of the merchandise to their chain stores for a commission charged to the Company.

     The sale of part of the dairy and dairy substitute products is performed by
"van sale" sales agents using small terminals. The sales agents supply these products immediately from the stock of products in the refrigeration trucks in which they travel.

     Some of the marketing and distribution to institutional clients in the private sector (such as hotels, police, prisons, the Ministry of Defense and
"Kibbutz" collective settlements) is done by winning tenders or direct distribution or by wholesalers.

     The Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 70 days. Occasionally, the Company may take advantage of low priced merchandise and purchase larger amounts than usual of a product with long shelf life. In those cases, the inventory quantities may be even higher than 70 days. Products ordered by customers in full container loads are generally forwarded directly to the customers' facilities without being stored in the Company's facilities. The
Company does not regularly maintain significant backlog of orders from customers; orders received by customers are generally filled within one week.

     The Company's inventory as of December 31, 2007 amounted to NIS 29.2 million (USD 7.6 million) compared with NIS 19.1 million (USD 5.0 million) as of
December 31, 2006 and NIS 30.8 million (USD 8.0 million) as of December 31,
2005.

     The Company also participates in various sales campaigns within the supermarket chains that are intended to stimulate sales volume. Among such campaigns are food festivals initiated by the supermarket chains and certain importers, including the Company, in which the import and marketing of products from a specific country or region are celebrated and promoted. Since 2003, the
Company has participated in various festivals for certain products imported from
Italy, The Netherlands, Turkey and Greece, including the Ethnic Festival and the
Mediterranean Festival. Such festivals typically involve increased display space as well as enhanced promotional activities, both with respect to the festival itself and the products. Such activities are sponsored by the supermarkets in collaboration with the importers participating in the festival. Within the framework of these festivals, the Company imports a wide variety of products which include pastries, vegetables, jams, cheese, fish, and dairy products, as well as certain articles typical to the culture and/or cuisine of each specific festival.

     The Company maintains close contact with its consumer markets in an effort to be attentive to market needs, market trends, demand for certain products and their value to the market. The Company also regularly gathers information on new products manufactured worldwide, including by attending food exhibitions and maintaining close relations with manufacturers and suppliers worldwide.

     The Company is responsible for the products it markets in Israel under the
Israeli Law of Defective Products, 1980, and it has also purchased an insurance policy for product liability.

SEASONALITY

     Each year as the Passover and Rosh Hashana festivals approach, the Company usually increases its inventories in order to provide a fast response to the market's demand. Usually there is an increase in the Company's sales prior to the Rosh Hashanah holiday (celebrated in September-October) and the Pesach
(Passover) holiday (celebrated in March-April). Despite the impact of the holiday season on the Company's activities, the Company's quarterly sales are not materially affected as result of these holiday seasons.

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

     To the Company's knowledge, several of its competitors (Shemen, Tet-Bet and
Solbar with respect to edible oils, Fodor (Starkist and Yona), Posidon and
Williger of the Neto Group, Filtuna and Shastowits with respect to fish products, Pri HaGalil-Vita, Yachin-Zan laKol, Williger of the Neto Group, Alaska
and Johnson with respect to canned vegetable and canned fruits products, Osem,
Barila, Pri HaGalil-Vita, Williger of the Neto Group and Tomer with respect to pasta products, Tnuva, Tara, Strauss, Siman, Machlvot Gad and Meshek Zuriel with respect to dairy and dairy substitute products, for example) are substantially more established, have greater market recognition and have greater financial, marketing, human and other resources than those of the Company. If any of the
Company's major competitors materially reduces prices, the Company would experience significantly more competitive pressure and a decrease in profitability. The Company cannot predict whether it could successfully compete with these pressures and, if it were unable to do so, the Company's business would suffer.

     The Company's management does not have precise information regarding the extent of the import of food products to Israel. However, it believes it is one of the leading companies in Israel in its line of products.

     The Company endeavors to compete by following the availability of products, their prices, offers for performing transactions and business opportunities while diversifying sources of supply as well as following the selling prices of competing products and setting product prices according to changing market prices.

INTELLECTUAL PROPERTY RIGHTS

     The Company markets certain products under the trademark "Willi-Food,"
which was approved for registration in Israel in May 1997 for certain uses relating to the food industry. In 2001, the trademark's validity was extended for an additional fourteen years (until 2015). The Company also markets certain products under the trademark "Gold-Frost," which was registered in Israel in
February 2002.

     The Company also markets cheeses and cheese substitute for pizza under the trademark "Pizza Top" which was registered in Israel in September 2002. On
February 16, 2006, the Company entered into an agreement with Gold Frost under which the Company assigned to Gold Frost all its rights, title and interest in and to the trademark "Pizza Top".

     The Company also markets certain products under the trademark "Gold Food,"
which was registered in Israel in November 2002 for different uses in the food industry.

     The Company also markets cheeses and cheese substitute under the trademark
"Bloose," which was registered in Israel in October 2007, markets breakfast cereals under the trademark "Bubles," which was registered in Israel in December
2006, markets snacks under the trademark "Krisponim," which was registered in
Israel in January 2007, and markets edamame soybeans under the trademark
"Manchow," which was registered in Israel in June 2007.

     The Company also markets pasta and sauces under the trademark "Donna
Rozza," which was registered in Israel in August 2005 for different uses in the food industry. Other products marketed by the Company under their original brand name are "Completa", "Raskas", "Puck", "Nobeleza Gaucha", "Hazer Baba", "Arla"
and "Lurpak". The Company imports several products for the Supersol chain under the brand name "Supersol".

     There can be no assurances as to the degree of protection registration of the Company's trademarks will afford. In 2007, the Company applied for six new trademarks compared with three new trademarks in 2006. There is no certainty that these trademarks will be registered as the Company requested.

     The Company also owns three trademarks which are not currently used. The
Company's investment in registering these trademarks was insignificant.

EMPLOYEES

     As of December 31, 2007, the Company, including its subsidiaries, employed a total of 135 persons (107 employees are located in Israel and 28 employees are located in the US), 18 of whom were in management, 22 of whom were in accounting and importing positions, 37 of whom were involved in the Company's sales and marketing departments, and 58 of whom were employed in logistics networks
(warehousing and transportation). This compares with 96 employees as of December
31, 2006, 10 of whom were in management, 14 of whom were in accounting and importing positions, 32 of whom were involved in the Company's sales and marketing departments, and 40 of whom were employed in logistics networks
(warehousing and transportation). As of December 31, 2005, the Company, including its subsidiaries, employed a total of 80 employees six of whom were in management, 11 of whom were in accounting and importing positions, 28 of whom were involved in the Company's sales and marketing departments, 35 of whom were employed in logistics networks (warehousing and transportation).

     As of December 31, 2007, 24 additional employees (stewards and sales people) were engaged on an hourly basis. On December 31, 2006, the number was 22 and on December 31, 2005, the number was 28. Other employees were supplied by temporary manpower companies.

     During the past two years, there has been an increase in the number of employees in all of the departments due to the expansion of the Group with the addition of two new subsidiaries, WF and Baron, and due to increase in sales and due to the Company's anticipation for further revenue growth and customer diversification.

     Most of the Company's employees are party to written employment contracts.
Regarding the Company's management services agreements with companies controlled by Messrs. Joseph and Zwi Williger, see "Item 6. Directors, Senior Management
and Employees- Compensation".

     The Company believes that its working relations with its employees are satisfactory. Israeli labor laws are applicable to most of the Company's employees, as are certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the
Coordination Bureau of Economic Organizations (including the Industrialists
Association), by order of the Israeli Ministry of Labor. These provisions principally concern the length of the work day, minimum daily wages for professional workers, paid annual sick leave, discrimination, insurance for work-related accidents, social security, procedures for dismissing employees, determination of severance pay and other conditions of employment.

     In addition, Israeli employers, including the Company, are required to provide certain escalations in wages in relation to the increase in the Israeli consumer Price Index ("CPI"). The specific formula for such escalation varies according to agreements between the Government of Israel, the Manufacturers'
Association and the Histadrut.

     A general practice in Israel followed by the Company, although not legally required, is the contribution of funds on behalf of its senior employees to a fund known as "Manager's Insurance". This fund provides a combination of savings plan, insurance and severance pay benefits to participating employees, giving these employees a lump sum payment upon retirement and securing their right to receive severance pay, if legally entitled, upon termination of employment. The employee contributes an amount equal to 5% to 7% of his wages, and the Company contributes an additional 13.3% to 15.8%. In addition, Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance
Institute (which is similar, to some extent, to the United States Social
Security Administration). The payments thereto amount to 7.64% to 17.68% of wages; the employee's share being 3.5 to 12% (depending on the marginal level of wages) and the employer's share being 4.14% to 5.68%.

     On February 16, 2006, the Company entered an agreement ("Transfer
Agreement") with Gold Frost, pursuant to which 16 of the Company's employees became employees of Gold Frost as of January 1, 2006. The Transfer Agreement
specifies that the employees' rights (including pension funds and insurance policies, tenure, etc.) will be fully maintained by Gold Frost despite the change in the employer's identity. It was further agreed that the Company would pay to Gold Frost the sum of NIS 47,972 (USD 12,473) which covers the Company's obligations for unused vacation time and convalescence pay owing to those employees who were transferred. See "Item 7. Major Shareholders and Related
Party Transactions - 10B. Related Party Transactions - Transfer Agreement".

     The abovementioned transfer was implemented in order to allow Gold Frost to market its products on its own accord.

GOVERNMENT REGULATION

     The import, export, storage, distribution, marketing and labeling of food products is subject to extensive regulation and licensing by various Israeli government and municipal agencies, principally the Ministry of Health, the
Ministry of Finance and the Ministry of Trade and Industry. We are required to maintain our distribution processes, as well as the products imported by us, in conformity with all applicable laws and regulations. Failure to comply with these applicable laws and regulations could subject us to civil sanctions, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on us. We believe that we comply in all material respects with the above-mentioned requirements.
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

     Customs duties and charges are levied on a portion of the Company's products. Israeli government policy in favor of exposing the local market to certain imported products has directly impacted the Company's operations since
September 1991, when certain customs duties levied by category, formerly levied on products, including those imported by the Company, were canceled.

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

     C.   ORGANIZATIONAL STRUCTURE

     The Company's principal shareholder, Willi Food, as of June 25, 2008, held approximately 66.17% of the Company's outstanding share capital. The primary assets of Willi Food are the Company's ordinary shares. Willi Food was established on November 27, 1992 and its securities have been traded on the Tel
Aviv Stock Exchange since January 1993.

     The Company, as of June 25, 2008, had six active subsidiaries:

                   JURISDICTION OF               COMPANY'S OWNERSHIP
  SUBSIDIARY        ORGANIZATION                     INTEREST
  ----------        ------------                     --------

  Gold Frost           Israel                           90%
     Baron             Israel                          50.1%
    W.F.D.             Israel                          100%
      WF               U.S.A.                          100%
    Kirkeby            Denmark                 45.9% indirectly owned
                                             through Gold Frost's 51.0%
                                                      holding
    Shamir             Israel                          51.0%

     The offices of Gold Frost, Baron and W.F.D, are located in Yavne, Israel, at the offices of the Company.

     The offices of WF are located in Brookline, New York.

     The Offices of Kirkeby are located in Svendborg, Denmark.

     The offices of Shamir are located in Barkan, Israel.

     GOLD FROST

     In May 2001, the Company acquired all the shares of Gold Frost for NIS 336 thousand (USD 87 thousand). Gold Frost, which was registered in 1977 in Israel, is engaged in designing, developing and distributing frozen and chilled food products. The Company purchased Gold Frost in order to take advantage of Gold
Frost's know-how in importing frozen and chilled products as well as of its well known brand name in the Israeli market. Gold Frost distributes over 130 products, usually packed for private consumers (in cans, jars, containers and plastic sealed and vacuumed packages), but also for institutional consumers and labeled in Hebrew, English, and in certain cases, Arabic and Russian. Gold Frost markets certain products under the trademarks "Gold Frost" and "Willi Food"
which are registered in Israel. Gold Frost is working towards broadening the variety of products that it develops and distributes. The mission of Gold Frost is to develop low fat, low cholesterol dairy chilled and frozen products aimed at the kosher and health conscious consumer market.

     On March 9, 2006, Gold Frost completed an initial issuance to the public on the London AIM market which yielded gross proceeds of NIS 36.5 million (USD 9.5 million). As of June 25, 2008, the Company held approximately 90.0% of Gold
Frost's share capital.

     On February 28, 2006, a relationship agreement between Gold Frost, the
Company and others was signed, defining the relationship between the two companies. See "Item 10. "Additional Information - 10C. Material Contracts".

     BARON

     On February 2007, the Company formed a joint global kosher trade and export company ("Baron") with the Baron family (an unrelated third party), kosher food exporters located in Israel. The Company holds a 50.1% interest, and the Baron family holds the remaining interest. Under the terms of the agreement, all of the current food export operations of the Baron family are to be executed under the new entity.

     For more information see "Item 4. Information on the Company - 4A. History
and Development of the Company" and "Item 10. Additional Information - 10C.
Material Contracts."

     WF

     On January 19, 2007, the Company established a wholly-owned subsidiary in the US, WF Kosher Food Distributors LTD. ("WF") in order to acquire the operations and assets of Laish, a U.S. importer and distributor of kosher food products for approximately $3.5 million in cash. The sources for the purchase price were a bank loan in the amount of $1.5 million taken by WF and cash on hand from the Company.

     During the fourth quarter of 2007, as a result of year end procedures, including annual impairment tests for goodwill and other intangible assets conducted by the Company, the Company recorded a charge for impairment of goodwill relating to the operation of WF in the amount of approximately NIS 3 million (USD 0.78 million), a charge for an unrecoverable accounts receivables adjustment in the amount of NIS 2.2 million (USD 0.57 million), and a charge for expired and unsalable inventory in the amount of NIS 3.2 million (USD 0.83 million). For more information see "Item 4. Information on the Company - 4A.
History and Development of the Company" and "Item 10. Additional Information -
10C. Material Contracts."

     W.F.D.

     Since November 1995, the Company incorporated a wholly-owned subsidiary,
W.F.D. The Company occasionally imports certain products through this subsidiary, which then sells these products to the Company. W.F.D. has no assets, facilities or obligations, other than those amounts owed to suppliers overseas with respect to products purchased from them. W.F.D. had no sales for each of the last five years.

     As for the subsidiaries that was purchased on 2008 - Shamir and Kirkeby,
See "Item 10. Additional Information - 10C. Material Contracts".

     D.   PROPERTY, PLANTS AND EQUIPMENT

     The Company's principal executive offices are situated at a new logistic center in the northern industrial zone of Yavne, at 4 Nahal Harif St., Israel,
35 km south of Tel-Aviv, which the Company purchased its land from Titanic Food
Ltd. ("Titanic"), a private Israeli company controlled by Messrs. Joseph
Williger, the Company's Chief Executive Officer and a director, and Zwi
Williger, the Company's Chief Operating Officer and Chairman of the Board, in
the same price it was purchased by them, in August 2005, and built on this land the new logistic center. The new logistic center is 8,600 square meters
(approximately 77,400 square feet) and is located on a plot of 19,000 square meters (approximately 171,000 square feet). This transaction was approved by the
Company's Board of Directors, Audit Committee of the Board of Directors and
shareholders. The new logistic center replaced the Company's previous logistic center, located nearby, which the Company leased from Titanic for monthly rental fees (excluding VAT) which amounted in the years ended December 31, 2007, 2006 and 2005 to NIS 1,037 thousand (USD 270 thousand), NIS 1,939 thousand (USD 504 thousand) and NIS 1,918 thousand (USD 499 thousand), respectively. The new logistic center was established in order to save the Company the expense of using storage services in free warehouses, as described below, and in order to improve the Company's operation. The new logistic center was financed mainly by the money that was raised in the private placement in October 2006.

     The new logistic center became operational during the second quarter of
2007.

     Since January 22, 2008, the Company has been operating the Yavne facility under a municipal business license as required under Israeli law. The license has been granted permanently.

     Before the transition to the new logistic center, the Company also utilized free warehouses services, mainly in the area of the Ashdod seaport. The Company was charged only for storage per container (I.E., there is no charge for rental while the Company does not use the free warehouse services). The expenses of these services for the years ended December 31, 2007, 2006 and 2005 were NIS 541 thousand (USD 141 thousand), NIS 1,294 thousand (USD 336 thousand) and NIS 1,361 thousand (USD 354 thousand), respectively. Since the transition to the new logistic center, the Company's expenses on usage of free warehouses services has been immaterial.

     As of December 31, 2007, the Company owned 12 refrigeration trucks (each with capacity of 2.5 to 6.5 tons), 12 regular trucks (each with capacity of 10 to 15 tons) and four combined trucks (each with capacity of 5.5 to 8.6 tons).
Pursuant to the Transfer Agreement with Gold Frost, 11 of the abovementioned trucks and a private car were sold as of January 1, 2006 from the Company to
Gold Frost. See Item 7. "Major Shareholders and Related party transactions -
10B. Related Party Transactions - Transfer Agreement". The abovementioned transfer was implemented in order to allow Gold Frost to market its products on its own accord.

     The total investment in the new logistics center until December 31, 2007 amounted to NIS 42,031 thousand (USD 10,928 thousand).

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

     The Company is engaged in the design, import, export, marketing and distribution of a broad range of food products purchased from over 220 suppliers worldwide and marketed in Israel and internationally, and to a much lesser extent, the areas administered by the Palestinian Authority. The Company's products are sold in Israel to over 1,100 customers, including supermarket chains in the organized market, private supermarket chains, mini-markets, wholesalers, manufacturers and institutional consumers. The Company's products are also sold internationally, mainly by the Company's two new subsidiaries, WF and Baron, to over 900 customers. The Company was incorporated in Israel in
January 1994 and commenced operations in February 1994.

     During 2007, the Company, together with the global dairy industry, has been affected by increases in primary supply prices and shortages stemming from a series of factors, including weather related problems and reduced milk production at the same time that consumption and demand has increased in growing emerging markets. Moreover, the Company was directly impacted by the cessation of butter and cheese export subsidies in the EU, which led our primary supplier,
Arla Foods to increase prices on its exports to us by approximately 50%-80%
(depends on the product). The increase in the supply prices was the main reason for the increase in our cost of sales as a percentage of total sales from approximately 75% in 2006 to approximately 79.6% in 2007, and to a decrease in our gross profit as a percentage of sales in from 25.0% in 2006 to 20.4% in
2007. In an effort to reduce our operating costs and increase our logistical efficiency, we are now operating from a new logistics center which was constructed in order to replace the numerous external warehouse facilities that we used and in order to optimize our overall operational activity. We believe the new facility will enable us to take fuller advantage of the sales channels available to us. The new facility will also allow us to consider adding new sources of products in Israel to provide further products to meet consumer demand. In order to overcome this price increase, we are looking to reduce our expenses while increasing the price of our goods to our customers.

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

     We also intend to expand our business outside of Israel, and in particular, in the U.S. and Europe, beyond our expansion in the U.S. during 2007. In order to do so, we acquired, on January, 2008, 51% of Shamir, an Israeli manufacturer and distributor of pre-packaged chilled kosher Mediterranean dips and spreads in
Israel and abroad. In addition, on February 2008, Gold Frost purchased 51% of a dairy distributor in Denmark which owns a US dairy import license. For convenience purposes, the financial data for the years ended December 31, 2007,
2006, 2005, 2004, and 2003 has been translated into U.S. Dollars using the representative exchange rate. This rate as of December 31, 2007 was NIS 3.846 =
USD 1.00.

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
The markets of the Company's products are characterized by intense competition and a rapid turnover of products and frequent new introductions of products, all of which may impact future ability to value the Company's assets.

     The following critical accounting policies may affect significant judgments and estimates used in the preparation of the consolidated financial statements.

1.   Revenue Recognition - revenue from product sales is recognized upon the shipment to the consumers, when the title and risk of loss have been transferred to the consumer, price and terms are agreed and when no significant vendor obligations exist and collection of the resulting receivable is reasonably assured. Incentive to certain customers - the
     Company is obligated to pay incentives to certain customers in relation to the volume of sales. The incentive is calculated as a percentage of the annual sales to the customer or as a percentage of the increase in volume of sales to such customers in excess of a certain agreed amount. The
     Company presents revenue net of such incentives. The Company grants to certain customers the right to return the products. A provision for customers' return is recorded for the estimated future products return, based on the Company's experience. This policy is significant because the revenue is a key component of the Company's operations, as well as the fact that the revenue recognition determines the timing of certain expenses.
     Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause the operating results to vary from quarter to quarter and may result in operating losses.

2.   Inventories - as of January 1, 2007, the Company implements Accounting
     Standard No. 26 - "Inventory" ("the Standard"), which outlines the accounting treatment for inventory. According to the Standard, inventory should be stated at the lower of cost and net realizable value. According to the standard the cost includes all purchase costs, as well as any other costs incurred in reaching the inventory's present stage. Net realizable value represents the selling price estimation during ordinary course of business, net of the estimation of the costs needed to the selling accomplishment. Cost is determined by average weighted cost used consistently for all types of inventory of similar nature and uses.
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

     Up to December 31, 2006, inventories were stated at the lower of cost or market value.

3.   In January 2006, the Company adopted Accounting Standard No. 20 (Revised)
     "Accounting Treatment of Goodwill and Other Intangibles upon the
     Acquisition of an Investee", which applies to financial statements covering periods beginning on January 1, 2006 ("the Effective Date"). According to
     the standard, the excess of acquisition cost of an investment in an investee over the share of the company holding the fair value of the investee's identifiable assets, including intangibles, net of the fair value of identifiable liabilities (after tax allocation) at acquisition, constitutes goodwill. Recognition of an intangible asset independently of goodwill should take place only if the intangible asset is identifiable based on the criteria outlined in the standard. Goodwill will not be amortized but will rather be examined once a year or more frequently should signs indicate goodwill impairment. Moreover, should a negative goodwill be created upon acquisition it would be recognized as a gain and immediately allocated to operations and not amortized. The standard distinguishes between intangible assets which have defined useful lives and those that do not, stating that the former should be amortized while the latter should not while rather examined whether any signs indicate impairment.

     We determine fair value using a discounted cash flow analysis. This type of analysis requires us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations. In assessing the recoverability of our goodwill, we may be required to make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets.
     This process is subjective and requires judgment at many points throughout the analysis. If our estimates or their related assumptions change in subsequent periods or if actual cash flows are below our estimates, we may be required to record impairment charges for these assets not previously recorded.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

U.S. GAAP:

     In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements"
     (SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value, and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for the Company beginning in the first quarter of fiscal year
     2008. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated financial statements.

     In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for
     Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159
     permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings.

     A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15,
     2007, although earlier adoption is permitted. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its consolidated financial statements.

     In December 2007, the FASB issued SFAS No. 141(Revised 2007) "Business
     Combinations" ("SFAS 141(R)") and SFAS No 160, "Non-controlling Interests in Consolidated Financial Statement" ("SFAS 160"). SFAS 141(R) requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition-date fair values and changes other practices under FAS 141, some of which could have a material impact on how we account for business combinations. SFAS 141(R)
     also requires additional disclosure of information surrounding a business combination, such that users of the entity's financial statements can fully understand the nature and financial impact of the business combination.
     SFAS 160 requires entities to report non-controlling (minority) interests in subsidiaries as equity in the consolidated financial statements. We are required to adopt SFAS 141(R) and SFAS 160 simultaneously in our fiscal year beginning after December 15, 2008. The provisions of SFAS 141(R) will only impact the Company if it is a party to a business combination after the pronouncement has been adopted. The Company is currently evaluating the effects, if any, that SFAS 160 may have on its financial statements.

ISRAELI GAAP:

     Accounting Standard No. 29 "Adoption of International Financial Reporting
     Standards"

     In July 2006, the Israeli Accounting Standards Board published Accounting
     Standard No. 29 - "Adoption of International Financial Reporting Standards"
     - IFRS ("the Standard").

     According to the Standard, an entity subject to the Israeli Securities Law and authoritative Regulations thereunder (including dual listed companies), excluding foreign corporations , that do not prepare their financial statements in accordance with Israeli GAAP, as defined by this Law will be required to prepare financial statements in accordance with the IFRS and related interpretations published by the International Accounting Standards
     Board, for the reporting periods commencing January 1, 2008, including interim periods.

     An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only 2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

     Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, "First-time Adoption of IFRS Standards", which establishes guidance on implementing and transitioning from financial reporting based on domestic national accounting standards to reporting in accordance with IFRS. IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No.
     1 grants exemptions on certain issues by allowing the alternative of not applying the retroactive application in respect thereof.

     The Standard allows for earlier application in a manner by which applicable entities may convert their financial statements published subsequent to
     July 31, 2006 to the IFRS. Management has decided to adopt the IFRS commencing January 1, 2008.

     Since the requirements of the standard do not apply to the Company, this financial statements do not include opening balance-sheet amounts as of
     January 1, 2007 based on the IFRS.

     A.   RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated, the correlation
(in percentages) between items from the Company's statements of operations to its total sales for such periods:

                                       YEAR ENDED     YEAR ENDED     YEAR ENDED
                                       DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                          2007           2006           2005
                                       ----------     ----------     ----------

Sales                                         100%           100%           100%

Cost of Sales                               79.63%         74.99%         77.11%

Gross Profit                                20.37%         25.01%         22.89%

Sales and Marketing Expenses                 9.77%         11.02%          9.48%

General and Administrative Expenses          7.60%          7.39%          8.14%

Impairment of Goodwill                       1.22%             -              -

Operating Income                             1.78%          6.60%          5.27%

Financial Income, Net                        0.74%          2.57%          1.50%

Other Income                                 0.19%          9.53%          0.02%

Pre Tax Income                               2.71%         18.70%          6.79%

Income Taxes                                 1.01%          2.81%          2.14%

Income after taxes on Income                 1.70%         15.89%          4.65%

Minority Interest                            0.92%          0.94%             -

Net Income                                   0.78%         14.95%          4.65%
                                       ----------     ----------     ----------

YEAR ENDED DECEMBER 31, 2007 COMPARED WITH YEAR ENDED DECEMBER 31, 2006

     SALES. Sales for the year ended December 31, 2007 increased by approximately NIS 58,233 thousand (USD 15,141 thousand), or 30.42%, to approximately NIS 249,693 thousand (USD 64,923 thousand) from NIS 191,460 thousand (USD 49,782 thousand) for the year ended December 31, 2006. This increase in sales was driven primarily by sales of our subsidiaries, Baron and
WF, as well as growth in the Company's organic business in the home market of
Israel.

     COST OF SALES. Cost of sales for the year ended December 31, 2007 increased to approximately NIS 198,827 thousand (USD 51,697 thousand), or 79.63% of sales, from approximately NIS 143,581 thousand (USD 37,333 thousand), or 74.99% of sales, for the year ended December 31, 2006. This increase in cost of sales was mainly due to a steep rise in raw food prices and to a lesser extent, an impairment charge in the amount of NIS 3.2 million (USD 0.8 million) for expired and unsaleable WF inventory, most of which was acquired as part of the WF acquisition.

     GROSS PROFIT. The results of sales and cost of sales, as mentioned above, created a gross profit of approximately NIS 50,866 thousand (USD 13,226 thousand), equal to 20.37% of the sales in the year ended December 31, 2007, reflecting an increase of 6.2% as compared to a gross profit of approximately
NIS 47,879 thousand (USD 12,449 thousand), equal to 25.01% of the sales in the year ended December 31, 2006.

     SALES AND MARKETING EXPENSES. Sales and marketing expenses for the year ended December 31, 2007 increased to approximately NIS 24,404 thousand (USD
6,345 thousand), or 9.77% of sales, from approximately NIS 21,100 thousand (USD
5,486 thousand), or 11.02% of sales, for the year ended December 31, 2006. This increase in sales and marketing expenses was mainly due to the sales and marketing expenses of the Company's two new subsidiaries, WF and Baron.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended December 31, 2007 increased to approximately NIS 18,963 thousand (USD 4,931 thousand), or 7.59% of sales, from approximately NIS 14,151 thousand (USD 3,679 thousand), or 7.39% of sales, for the year ended December
31, 2006. This increase of general and administrative expenses was mainly due to doubtful debts expense in the amount of NIS 2,303 thousand (USD 599 thousand)
for the year ended December 31, 2007, attributable to an impairment charge in the amount of NIS 2,174 thousand (USD 565 thousand) regarding an unrecoverable accounts receivables adjustment relating to WF, and due to the general and administrative expenses incurred by the Company's two new subsidiaries. This increase was partly offset by a one time management bonus paid in 2006 in the amount of NIS 1,804 thousand (USD 469 thousand) attributed to an unrealized capital gain resulting from the commencement of the trading of shares of the
Company's majority-owned subsidiary, Gold Frost Ltd., on London's AIM market on
March 9, 2006.

     IMPAIRMENT OF GOODWILL. Impairment of Goodwill expense for the year ended
December 31, 2007, was NIS 3,054 thousand (USD 794 thousand) due to goodwill relating to WF.

     OPERATING INCOME. Operating income for the year ended December 31, 2007 decreased by approximately NIS 8,183 thousand (USD 2,128 thousand), or by 64.8%, to approximately NIS 4,445 thousand (USD 1,156 thousand), or 1.78% of sales, from approximately NIS 12,628 thousand (USD 3,283 thousand), or 6.60% of sales, for the year ended December 31, 2006.

     FINANCING INCOME, NET. Financing income, net, for the year ended December
31, 2007 was approximately NIS 1,856 thousand (USD 482 thousand) compared with approximately NIS 4,925 thousand (USD 1,281 thousand) for the year ended
December 31, 2006. The decrease in financial income was due to losses from marketable securities of NIS 56 thousand (USD 14 thousand) in the year ended
December 31, 2007 as compared to a gain from marketable securities of NIS 1,316 thousand (USD 342 thousand) in the year ended December 31, 2006, a decrease in the interest income on short term deposits of NIS 611 thousand (USD 159 thousand) and an increase in interest expense, rate exchanges and bank fees in the amount of NIS 654 thousand (USD 170 thousand).

     OTHER INCOME. Other income for the year ended December 31, 2007 amounted to
NIS 470 thousand (USD 122 thousand) as compared to other income of NIS 18,248 thousand (USD 4,745 thousand) for the year ended December 31, 2006. Other income for the year ended December 31, 2006, was due to an unrealized capital gain in the amount of NIS 18,040 thousand (USD 4,691 thousand) resulting from the commencement of the trading of shares of the Company's majority-owned subsidiary, Gold Frost Ltd., on London's AIM market on March 9, 2006.

     PRE-TAX INCOME. Income before taxes for the year ended December 31, 2007 decreased by approximately NIS 29,030 thousand (USD 7,548 thousand), or by 81%, to approximately NIS 6,771 thousand (USD 1,760 thousand) from NIS 35,801 thousand (USD 9,309 thousand) for the year ended December 31, 2006.

     TAXES ON INCOME. Taxes on income for the year ended December 31, 2007 decreased to approximately NIS 2,517 thousand (USD 654 thousand) from approximately NIS 5,379 thousand (USD 1,399 thousand) in the year ended December
31, 2006. The decrease in taxes on income in 2007 in compare to 2006 was attributable to the decrease in income before taxes.

     INCOME AFTER TAXES ON INCOME. Income after taxes on income for the year ended December 31, 2007 decreased by approximately NIS 26,168 thousand (USD
6,804 thousand), or 86%, to approximately NIS 4,254 thousand (USD 1,106 thousand), or 1.70% of sales, from approximately NIS 30,422 thousand (USD 7,910 thousand), equal to 15.89% of sales for the year ended December 31, 2006.

     MINORITY INTEREST. Minority interest for the year ended December 31, 2007 increased by approximately NIS 480 thousand (USD 125 thousand) to 2,287 thousand
(USD 595 thousand) from approximately NIS 1,807 thousand (USD 470 thousand) for the year ended December 31, 2006. Minority interest for the year ended December
31, 2007 includes the minority of Gold Frost and of Baron, our new 50.1%
subsidiary.

     NET INCOME. Net income for the year ended December 31, 2007 decreased by approximately NIS 26,648 thousand (USD 6,929 thousand), or 93%, to approximately
NIS 1,967 thousand (USD 511 thousand), or 0.79% of sales, from approximately NIS
28,615 thousand (USD 7,440 thousand), equal to 14.95% of sales for the year ended December 31, 2006.

YEAR ENDED DECEMBER 31, 2006 COMPARED WITH YEAR ENDED DECEMBER 31, 2005

     SALES. Sales for the year ended December 31, 2006 increased by approximately NIS 25,178 thousand (USD 6,547 thousand), or 15.14%, to approximately NIS 191,460 thousand (USD 49,782 thousand) from NIS 166,282 thousand (USD 43,235 thousand) for the year ended December 31, 2005. This increase in sales was mainly due to the increase in the private sector and the subsidiary sales of the dairy chilled products.

     COST OF SALES. Cost of sales for the year ended December 31, 2006 increased to approximately NIS 143,581 thousand (USD 37,333 thousand), or 74.99% of sales, from approximately NIS 128,215 thousand (USD 33,337 thousand), or 77.11% of sales, for the year ended December 31, 2005. This increase in cost of sales reflected our increased sales in 2006 as compared to 2005. As a percentage of sales, our cost of sales slightly decreased due to higher margins in the private sector and higher margins on the chilled dairy products.

     GROSS PROFIT. The results of sales and cost of sales, as mentioned above, created a gross profit of approximately NIS 47,879 thousand (USD 12,449 thousand), equal to 25.01 % of the sales in the year ended December 31, 2006, reflecting an increase of 25.78% as compared to a gross profit of approximately
NIS 38,067 thousand (USD 9,898 thousand), equal to 22.89% of the sales in the year ended December 31, 2005.

     SALES AND MARKETING EXPENSES. Sales and marketing expenses for the year ended December 31, 2006 increased to approximately NIS 21,100 thousand (USD
5,486 thousand), or 11.02% of sales, from approximately NIS 15,771 thousand (USD
4,101 thousand), or 9.48% of sales, for the year ended December 31, 2005. This increase in sales and marketing expenses was mainly attributable to increase in advertising and sales promotion expenses in the amount of NIS 2,549 thousand
(USD 663 thousand) due to a massive advertising campaign held by the Company and by its subsidiary during 2006. The second factor was the increase in payroll expenses in the amount of NIS 1,364 thousand (USD 355 thousand). The payroll increase was due to the employment of an average of nine additional employees
(recruitment of sales agents and logistics network employees) in 2006 (a 14%
increase as compared to 2005), In addition, some payroll expenses are revenues based commissions, so when the revenues increase the payroll increases as well.
The last factor is related to the increase in transportation and maintenance costs in the amount of NIS 1,324 thousand (USD 344 thousand), which was attributed to the increase in sales.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended December 31, 2006 increased to approximately NIS 14,151 thousand (USD 3,679 thousand), or 7.39% of sales, from approximately NIS 13,544 thousand (USD 3,522 thousand), or 8.15% of sales, for the year ended December
31, 2005. This increase of general and administrative expenses was mainly due to an increase in the payroll and accompanying expenses in the amount of NIS 3,125 thousand (USD 813 thousand), This increase primarily resulted from a one time management bonus in the amount of NIS 1,804 thousand (USD 469 thousand)
attributed to an unrealized capital gain resulting from the commencement of the trading of shares of the Company's majority-owned subsidiary, Gold Frost Ltd., on London's AIM market on March 9, 2006 and due to the employment of an average of seven additional employees in 2006 (a 41% increase as compared to 2005). This increase was offset by a decline of NIS 3,735 thousand (USD 971 thousand) in doubtful debt mainly due to Club Market bad debt that was included in the general and Administrative Expenses of 2005 in the amount of NIS 3,500 thousand
(USD 910 thousand).

     OPERATING INCOME. Operating income for the year ended December 31, 2006 increased by approximately NIS 3,876 thousand (USD 1,008 thousand), or by 44%, to approximately NIS 12,628 thousand (USD 3,283 thousand), or 6.60% of sales, from approximately NIS 8,752 thousand (USD 2,276 thousand), or 5.26% of sales, for the year ended December 31, 2005.

     FINANCING INCOME, NET. Financing income, net, for the year ended December
31, 2006 was approximately NIS 4,925 thousand (USD 1,281 thousand) compared with approximately NIS 2,501 thousand (USD 650 thousand) for the year ended December
31, 2005. The increase in financial income was due to an increase in the profit from marketable securities of NIS 561 thousand (USD 146 thousand), an increase in the interest income on short term deposits of NIS 1,576 thousand (USD 410 thousand) offset by a loss from future transactions of NIS 248 thousand (USD 64 thousand) compared to a gain from future transactions of NIS 184 thousand (USD
48 thousand) in the year ended December 31, 2005, and an increase, compared to
2005, in bank commissions, and a difference in exchange rates and interest on short term credit of NIS 130 thousand (USD 34 thousand).

     OTHER INCOME. Other income for the year ended December 31, 2006 increased by approximately NIS 18,213 thousand (USD 4,736 thousand) to approximately NIS
18,248 thousand (USD 4,745 thousand) from NIS 35 thousand (USD 9 thousand) for the year ended December 31, 2005. This increase in other income was due to an unrealized capital gain in the amount of NIS 18,040 thousand (USD 4,691 thousand) resulting from the commencement of the trading of shares of the
Company's majority-owned subsidiary, Gold Frost Ltd., on London's AIM market on
March 9, 2006.

     PRE-TAX INCOME. Income before taxes for the year ended December 31, 2006 increased by approximately NIS 24,513 thousand (USD 6,374 thousand), or by 217%, to approximately NIS 35,801 thousand (USD 9,309 thousand) from NIS 11,288 thousand (USD 2,935 thousand) for the year ended December 31, 2005.

     TAXES ON INCOME. Taxes on income for the year ended December 31, 2006 increased to approximately NIS 5,379 thousand (USD 1,399 thousand) from approximately NIS 3,567 thousand (USD 927 thousand) in the year ended December
31, 2005. The increase in taxes on income in 2006 in compare to 2005 was attributable to the increase in Income before taxes.

     INCOME AFTER TAXES ON INCOME. Income after taxes on income for the year ended December 31, 2006 increased by approximately NIS 22,701 thousand (USD
5,902 thousand), or 294%, to approximately NIS 30,422 thousand (USD 7,910 thousand), or 15.89% of sales, from approximately NIS 7,721 thousand (USD 2,008 thousand), equal to 4.64 % of sales for the year ended December 31, 2005.

     MINORITY INTEREST. Minority interest for the year ended December 31, 2006 in the amount of NIS 1,807 thousand (USD 470 thousand) is a result of the flotation of shares of the Company's majority-owned subsidiary, Gold Frost Ltd., on London's AIM market on March 9, 2006.

     NET INCOME. Net income for the year ended December 31, 2006 increased by approximately NIS 20,894 thousand (USD 5,433 thousand), or 271%, to approximately NIS 28,615 thousand (USD 7,440 thousand), or 14.95% of sales, from approximately NIS 7,721 thousand (USD 2,008 thousand), equal to 4.64 % of sales for the year ended December 31, 2005.

     B.   LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company's operations have been funded mainly through equity and cash flows from operating activities, as well as by short-term indebtedness provided by Israeli banks and loans from Willi Food, its controlling shareholder. The Company's bank indebtedness is secured by certain liens on its share capital, goodwill and certain other assets.

     For the year ended December 31, 2007, cash and cash equivalents decreased from approximately NIS 91.4 million (USD 23.8 million) at December 31, 2006 to approximately NIS 61.6 million (USD 16.0 million) at December 31, 2007. For the year ended December 31, 2006, cash and cash equivalents increased from approximately NIS 30.4 million (USD 7.9 million) at December 31, 2005 to approximately NIS 91.4 million (USD 23.8 million) at December 31, 2006

     During the year ended December 31, 2007, marketable securities increased to
NIS 31.3 million (USD 8.1 million) from NIS 13.9 million (USD 3.6 million). For the year ended December 31, 2006, marketable securities increased to approximately NIS 13.9 million (USD 3.6 million) at December 31, 2006, from approximately NIS 3.2 million (USD 0.8 million) at December 31, 2005.

          For the year ended December 31, 2007, the Company generated a positive cash flow from operating activities of approximately NIS 7.9 million (USD 2.1 million) as compared to a positive cash flow from operating activities of approximately NIS 23.9 million (USD 6.2 million) for the year ended December 31,
2006. The decrease was primarily as a result of an increase in inventory of approximately NIS 2.6 million (USD 0.7 million) for the year ended December 31,
2007, as compared to a decrease in inventory of approximately NIS 11.7 million
(USD 3.0 million) for the year ended December 31, 2006.

     For the year ended December 31, 2006, the Company generated a positive cash flow from operating activities of approximately NIS 23.9 million (USD 6.2 million), primarily as a result of a decrease in inventory of approximately NIS
11.7 million (USD 3.0 million), a decrease in receivables and other current assets of approximately NIS 3.1 million (USD 0.8 million) and an increase in payables and other current liabilities of approximately NIS 1.9 million (USD 0.5 million). Our receivables and other current assets decreased primarily due to the decrease in advances to suppliers. Our payables and other current liabilities increased primarily due to an increase in related parties mainly due to the management bonus mentioned above in "Results of operations - general and administrative expenses".

     During the year ended December 31, 2007, the Company utilized cash flow of
NIS 44.3 million (USD 11.5 million) for investing activities, mainly for a purchase of subsidiary and purchase of additional shares of Gold Frost in the total amount of NIS 15.6 million (USD 4.1 million), for the purchase of marketable securities, net, in the amount of NIS 17.4 million (USD 4.5 million), and for additions to fixed assets of NIS 11.3 million (USD 2.9 million), consisting mostly of the investments in the Company's new logistics center.

     During the year ended December 31, 2006, the Company utilized cash flow of
NIS 31.9 million (USD 8.3 million) for investing activities, mainly for additions to fixed assets of NIS 23.0 million (USD 6.0 million), consisting mainly of the investments in the Company's new logistics center and from the purchase of marketable securities, net, of NIS 9.4 million (USD 2.4 million).

     During the year ended December 31, 2007, the Company generated cash flow from financing activities of NIS 6.8 million (USD 1.8 million) due to short term bank borrowings. During the year ended December 31, 2006, the Company generated cash flow from financing activities of NIS 68.9 million (USD 17.9 million)
mainly due to the proceeds from the private placement of the Company in the amount of NIS 41.3 million (USD 10.7 million) and due to the proceeds from the public listing of Gold Frost shares in the amount of NIS 32.4 million (USD 8.4 million).

     The Company's cash requirements, net, during the years ended December 31,
2007, 2006 and 2005 were met primarily through its working capital. As of
December 31, 2007, the Company had working capital of approximately NIS 143.2 million (USD 37.2 million) compared with NIS 144.3 million (USD 37.5 million) as of December 31, 2006, and working capital of approximately NIS 85.4 million (USD
22.2 million) as of December 31, 2005. The Company believes that its working capital is sufficient for the Company's present requirements.

     The Company's trade receivables balance in December 31, 2007 was NIS 63.7 million (USD 16.6 million) as compared to the trade receivables balance in
December 31, 2006 in the amount of NIS 48.2 million (USD 12.5 million). In
December 31, 2005 trade receivables balance was NIS 48.4 million (USD 12.6 million). The average time period within which our accounts receivable were paid was 95 days for 2007, compared with 92 days for 2006 and 93 days for 2005.

IMPACT OF INFLATION AND DEVALUATION ON RESULTS OF OPERATIONS, LIABILITIES AND
ASSETS

     The rate of inflation in Israel during the last six years has been significantly reduced as compared to previous years. The rate of devaluation of the U.S. dollar, which was high until 2005, has reversed course and the representative rate of the U.S. Dollar reached NIS 3.846 on December 31, 2007, compared with NIS 4.225 on December 31, 2006, 4.603 on December 31, 2005, NIS
4.308 on December 31, 2004, and 4.379 on December 31, 2003. The representative rate of the U.S. Dollar on June 25, 2008 was NIS 3.388.

     The annual rates of inflation in Israel during the years ended December 31,
2002, 2003, 2004, 2005, 2006 and 2007 were approximately 6.5%, (1.9%), 1.6%,
2.4% (0.1%) and 3.4%, respectively, while during such periods the devaluation of the NIS against the U.S. Dollar was approximately 7.3%, (7.6%), (1.6%), 6.8%
(8.2%) and (9.0%), respectively. During each of the years ended December 31,
2003, 2004, 2006 and 2007, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. Dollar, while during each of the years ended December 31, 2002 and 2005 the rate of devaluation of the NIS against the
U.S. Dollar exceeded the rate of inflation in Israel.

     The representative rate on December 31, 2007 was NIS 3.846 per USD 1.00, equal to a revaluation of 9.0% from the representative rate on December 31,
2006, which was NIS 4.225 per USD 1.00. The representative rate on December 31,
2006 was NIS 4.225 per USD 1.00, equal to a revaluation of 8.2% from the representative rate on December 31, 2005, which was NIS 4.603 per USD 1.00. The representative rate on December 31, 2005 was NIS 4.603 per USD 1.00, equal to a devaluation of 6.8% from the representative rate on December 31, 2004, which was
NIS 4.308 per USD 1.00. The representative rate on December 31, 2004 was NIS
4.308 per USD 1.00, equal to a revaluation of 1.6% from the representative rate at December 31, 2003, which was 4.379 per USD 1.00.

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

     The Company's assets are not linked to the Israeli CPI or the U.S. Dollar.
However, some of the Company's liabilities are linked to the Israeli CPI and various foreign currencies. Consequently, inflation in Israel and currency fluctuations will have a negative effect on the value to the Company of payments the Company receives in NIS and on the Company's liabilities linked to foreign currencies.

GUARANTEES AND PLEDGES

     Principally in connection with letters of credit issued to the Company, the
Company has issued a debenture to each of Bank Leumi Le'Israel, Bank Mizrahi
Ltd. and Bank Hapoalim Ltd., pursuant to which the Company has pledged all of its assets (including its outstanding share capital and goodwill of the Company)
in favor of such banks to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company's suppliers. Bank Leumi Le'Israel, Bank
Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. have agreed among them that the pledges subject to such debentures shall rank PARI PASSU. The outstanding amount of such letters of credit as of December 31, 2007 was approximately NIS 33,286 thousand (USD 8,655 thousand).

     The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary,
W.F.D., to the Bank Mizrahi Tefahot Ltd. As of December 31, 2007, W.F.D. had no
obligations to Bank Mizrahi Tefahot Ltd.

     The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its subsidiary, Gold Frost, both to
Bank Leumi Le'Israel Ltd. and to the United Mizrahi Bank Ltd. As of December 31,
2007, Gold Frost had no obligations to such banks.

     C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Not applicable.

     D.   TREND INFORMATION

     In prior years, there has been an increase in the number of small private supermarket stores that have opened in Israel, which has resulted in greater price competition in the stores and in our business. The increased price competition resulted in an increase in our cost of sales as a percentage of total sales. In order to keep our gross margin at its high levels we had to change our product mix and introduce new products with high margins. By doing so we were able to increase our gross profit in 2006. In 2007, the global market experienced steep price increases in agricultural commodities and cost pressures due to weather-related problems, reduced milk production, cessation of EU dairy export subsidies at the same time that consumption and demand increased in growing emerging markets. These factors have negatively impacted the Company near term sales and gross margins. Due to these factors, our gross margins decreased from 25.01% in 2006 to 20.37% in 2007.

     The Company is operating from a new logistic center starting from the second quarter of 2007 with the aim of increasing the efficiency of its logistic process and reducing its operating expenses. The Company will also work towards increasing its sales to customers outside of Israel.

     In July 2005, Club Market Marketing Chains Ltd., one of the three largest food chains in Israel, owner of 114 stores and a major customer of the Company, encountered major financial difficulties, announcing that it could not pay its debts to its creditors. On August 28, 2005, the court allowed the sale of Club
Market to Supersol, subject to several conditions. Among the conditions imposed was prohibiting the conditioning of the purchase from a supplier on that supplier's purchase terms with their chains, prohibiting interfering with the commercial terms awarded to other chains and prohibiting sales by Supersol at less than cost. As of September 1, 2005, Club Market's activities were substantially transferred to Supersol. This merger of two of the three largest food chains in Israel strengthened Supersol's buying power with local food suppliers (such as the Company) and the dependency of local food suppliers on
Supersol has grown.

     The Company's management is evaluating the financial stability of its customers by entering into agreements with companies for providing business data, examining bank accounts, investigations, and following negative publications regarding those customers or other signs indicating financial difficulties.

     In the U.S., despite the declining Jewish population (due to intermarriage and lower birth rates), a published report from 2005 concluded that global demand for kosher products is growing because of demand for kosher products is not limited to just the Jewish population. Kosher food now commands attention from a new crop of consumers and not just those who follow traditional Jewish dietary laws. In a survey referred to in this report, more than 55% of respondents who buy kosher foods felt that kosher products are safer and healthier than non-kosher items. As increasing number of mainstream consumers are becoming concerned about the integrity of the food they eat for ethical or health reasons, and we believe this will provide a growth opportunity for the kosher market, in which our subsidiary, WF, is currently operating. The clearer labeling practices entailed in kosher food mean that consumers who are vegetarian, food sensitive or allergic to certain ingredients can more easily monitor their diets. According to this published report, the increased interest in food ingredients will continue to contribute significantly to the growth of the kosher food industry in the U.S. The report cites that one in 25 Americans suffer from a true food allergy, but that a larger percentage of the population is sensitive or intolerant of specific ingredients. In addition to the increase in health-conscious consumers, other ethnic or religious groups contribute to the increase in the kosher food market since the dietary restrictions for certain other religious groups are met by kosher food.

     E.   OFF-BALANCE SHEET ARRANGEMENTS

     Not applicable

     F.   TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS

     The following table of the Company's material contractual obligations as of
December 31, 2007 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

                                      2007

                                               Payments due by period
                        -----------------------------------------------------------------------
   Contractual                          Less than                                    More than
   Obligations             Total         1 year        2-3 years      4-5 years       5 years
--------------------    -----------    -----------    -----------    -----------    -----------
                                                    (in thousands)

Open purchase orders    NIS 33,286     NIS 33,286
                        (USD 8,655)    (USD 8,655)         --             --             --

Total                   NIS 33,286     NIS 33,286
                        (USD 8,655)    (USD 8,655)         --             --             --

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

     o    changes affecting currency exchange rates, including the NIS/U.S.
          Dollar exchange rate;

     o    payment default by any of our major clients;

     o    the loss of one of more of our key personnel;

     o    changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;

     o    termination of arrangements with our suppliers, in particular Arla
          Foods amba;

     o    loss of one or more of our principal clients;

     o    increasing levels of competition in Israel and other markets in which we do business;

     o    changes in economic conditions in Israel, including in particular economic conditions in our core markets;

     o    our inability to accurately predict consumption of our products;

     o    product liability claims;

     o    our inability to continue to meet the Nasdaq listing requirements;

     o    we may not successfully integrate our prior acquisitions; and

     o    increases in milk, corn, wheat, rice and other product prices.

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

NAME                    AGE    POSITION WITH THE COMPANY

Joseph Williger          51    Chief Executive Officer and Director

Zwi Williger             53    Chief Operating Officer and Chairman of the Board

Rachel Bar-Ilan (1)      50    Director

Ariel Herzfeld (1)       53    External Director

Etti Cohen (1)           39    External Director

Gil Hochboim             38    Vice President

Ety Sabach               35    Chief Financial Officer

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

     JOSEPH WILLIGER has served as the Chief Executive Officer (or general manager) and a Director of the Company since its inception in January 1994. He has also served as a Chairman of the Company's subsidiaries, W.F.D. and Gold
Frost, since November 1996 and April 2001, respectively. Mr. Williger has also served as a director and as chairman of the Board of Willi Food, the controlling shareholder of the Company, since December 1992 and June 1994, respectively. Mr.
Williger has served as Director of Titanic, a company he owns together with Mr.
Zwi Williger, since April 1990. Mr. Williger received his academic education in economics from Bar-Ilan University in Israel and in Business Management from
Nortrige University in Los Angeles. Mr. Williger is the brother of Zwi Williger,
Chief Operating Officer and Chairman of the Board of Directors of the Company.

     ZWI WILLIGER has served as the Chief Operating Officer and Chairman of the
Company since January 1997, and from inception of the Company to January 1997 as a Director and Manager of Marketing Development of the Company. Mr. Williger has
also served as a director of the Company's subsidiaries, W.F.D. and Gold Frost, since November 1996 and April 2001, respectively. Mr. Williger has also served as a director of Willi Food since December 1992. Mr. Williger served as Director of Titanic since April 1990. Mr. Williger attended Fresno University in
California. Zwi Williger is the brother of Joseph Williger, Chief Executive
Officer and a director of the Company.

     RACHEL BAR-ILAN has served as Director of the Company since May 2001. Since
2005, she has been the general manager of ORTHOBAR Company, a privately owned company established in 2002, which provides medical services and orthopedic equipment to hospitals, institutes, emergency medical care center and private clinics and patients. From 1999 to 2004, Ms. Bar-Ilan managed the marketing and application of medical laboratory instrumentation in medical laboratories of
Medtechnica Ltd., a company publicly traded on the Tel Aviv Stock Exchange. From
1994 to 1999, Ms. Bar-Ilan worked for Agentec Ltd., where she has been in charge of the marketing and application of medical instrumentation in the chemical field. Ms. Bar-Ilan received her degree in Medical Science (M.Sc.) from the
Technion - Israel Institute of Technology in Haifa, Israel.

     ARIEL HERZFELD has served as an external director since August 30, 2006.
Mr. Herzfeld is a senior partner in the Israeli CPA firm, M. Herzfeld & Co.
and in Herzfeld-Cohen Management Services where he served in auditing, consulting and managing services, including in information-systems projects to a wide variety of private and public organizations. Director (included in the audit committee) in Crystal Consumer Products Ltd a prominent Israeli importer of appliances that is traded in the Tel-Aviv Stock Exchange. Mr. Herzfeld was the managing partner in charge of the audit-force nominated by the Israeli
Parliamentary Investigation Commission for locating & restoring of property for Holocaust victims in Bank Hapoalim Ltd (Israel biggest bank). Mr. Herzfeld earned his BA degree from the University of Denver in Colorado in 1978 and his
MBA, majoring in Information Systems Analysis, from the Ono Academic College, in
2005. Mr. Herzfeld is a Certified Public Accountant (Isr.) and Certified Systems
Analyst (Isr.).

     ETTI COHEN has served as an external director since December 2007. Mrs.
Cohen is an attorney at law in Israel. Mrs. Cohen has served as the Deputy
Manager of Analyst Underwriting & Issue Ltd. since 2007. Prior to that, Mrs.
Cohen served as the VP Marketing & Merchandising of Office Depot. From 2006
Ms. Cohen also served as a Marketing Manager of Partner communication Ltd. Mrs.
Cohen was responsible for the Marketing and Tariff Strategy. Mrs. Cohen has an
LL.B from the College of Management, Rishon Lezion, Israel, and a B.A. in
political science from the Hebrew University of Jerusalem, Israel.

     GIL HOCHBOIM returned to the Company as Vice President in June 2007, with responsibility for mergers and acquisitions and general operations. Mr. Hochboim served as Chief Financial Officer of the Company between August 2000 and October
2006. Between March 1998 and August 2000, he served as deputy manager of
Ha'menia Goods Transport Corp. Ltd., and between April 1995 and February 1998,
Gil served as Deputy Comptroller of Dan Hotels Corp. Ltd. Mr. Hochboim is a
certified public accountant (Israel). He received his BA in Accounting and
Business Management from the College of Management, Tel-Aviv, Israel.

     ETY SABACH has served as Chief Financial Officer since May 29, 2008. Ms.
Sabach has extensive experience in the food retail market. Prior to joining the
Company she was the Chief Financial Officer of Burger Ranch, one of the largest fast food chains in Israel, where she began working in May 2002. Between January
1998 and April 2002, Ety served as a Senior Manager at PriceWaterhouseCoopers
Israel. Ety is a certified public accountant (Israel), and she received her BA in Accounting and Business Management and MBA in Business Management from the
College of Management, Tel-Aviv, Israel.

TERMINATION OF OFFICE

     SHAY BAZAK served as our director until November 2007. CHEN SHLEIN served as our Chief Financial Officer until June 2007, and YARON LEVY served as our
Chief Financial Officer until May 2008.

     B.   COMPENSATION

COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate compensation paid by the Company to its directors and officers as a group for the fiscal year 2007 was approximately NIS 2.6 million
(USD 0.68 million), excluding bonuses in an aggregate amount of approximately
NIS 0.76 million (USD 0.20 million) paid to Messrs. Joseph and Zwi Williger.
These amounts include all contingent or deferred compensation payable to directors or officers during 2007. These amounts also include payments to non-executive directors in the aggregate amount of approximately NIS 228 thousand (USD 59 thousand) during 2007.

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

     See also "Item 7. Major Shareholders and Related Party Transactions -
Related Party Transactions".

MANAGEMENT SERVICE AGREEMENTS

     As of June 1, 1998, the Company entered into management services agreements with companies controlled by each of Messrs. Joseph and Zwi Williger, respectively (collectively, the "Williger Management Companies"), pursuant to which Messrs. Joseph and Zwi Williger are to provide management services on behalf of the Williger Management Companies to the Company (the "Management
Services Agreements").

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

     Each of the Management Services Agreements provides for monthly service fees equal to USD 24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company's pre-tax consolidated annual profits, if such profits are equal to or less than NIS 3.0 million (approximately USD 0.7 million), or at a rate of 5%
if such profits exceed such level. In the year ended December 31, 2005, the
Company paid an aggregate amount of NIS 3.9 million (approximately USD 0.85 million) pursuant to the Management Services Agreements. The Management Services
Agreements further provide that benefits in general, including the social benefits of Messrs. Joseph or Zwi Williger, and income tax payments, national insurance payments and other payments due by employees in respect of their employment, are to be paid for at the sole expense of the Williger Management
Companies. The Williger Management Companies have undertaken to indemnify the
Company with respect to any claims against the Company with respect to employer/employee relations. In addition, each of the Management Services
Agreements includes non-competition provisions for the duration of the
Management Services Period as well as confidentiality provisions.

     On July 2005, the Management Services Agreements was amended as follows:

(1)  The term of the Management Services Agreements were extended indefinitely, subject to clauses (2), (5) and (6) below.

(2)  Each of the parties to the Management Services Agreements may terminate the agreement at any time, and for any reason, by prior written notice, which will be delivered to the other party as follows:

     o    The Company may terminate the agreement at any time, and for any reason, by prior written notice of at least 18 months.

     o    Each Williger Management Company may terminate its agreement at any
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

(5)  In the event the Williger Management Company provides the management services to the Company without the presence of Messrs. Zwi Williger or
     Joseph Williger, as the case may be, and/or in the case of the death and/or permanent disability of Messrs. Zwi Williger or Joseph Williger, the
     Company will be entitled to terminate the Management Services Agreement immediately.

(6)  Both Messrs. Zwi Williger and Joseph Williger have agreed with the Company that if a liquidation order or receivership order is issued against a
     Williger Management Company which prevents the Williger Management Company from continuing to provide the management services according to the
     Management Services Agreement, they will immediately commence working for the Company in return for pay and social benefits costing the Company the same amount as the monthly management fees that the Company paid the
     Williger Management Company to that date, or alternatively, at their sole discretion, shall begin providing the Company with management services via another company owned and controlled by them under the conditions of the
     Management Services Agreement.

(7)  In addition, the Management Services Agreements contain provisions regarding the Company providing vehicles for the use of Messrs. Zwi
     Williger and Joseph Williger, and regarding full reimbursement of expenses incurred by Messrs. Zwi Williger and Joseph Williger while providing the management services to the Company, including reasonable lodging and travel expenses in Israel and abroad, phone expenses in their home and mobile phone expenses, including calls abroad related to providing the management services to the Company, subject to providing receipts.

     The amendments were approved unanimously by the Audit Committee and the
Board of Directors on May 4, 2005, and Messrs. Zwi Williger and Joseph Williger
did not participate in the meetings of the Audit Committee and the Board of
Directors. These amendments were approved by the Company's shareholders on July
20, 2005.

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

     On March 16, 2008, the Management Services Agreements with Messrs. Zwi
Williger and Joseph Williger were amended as follows:

     (a) The current monthly services fees according to the Management Services
     Agreements will cease to be linked to the US Dollar and will be translated to NIS 102,900 (excluding VAT) linked to changes in the Israeli consumer price index.

     (b)The terms of the Management Services Agreements are to be extended indefinitely, subject to clause (c) below; provided however that in the event the Williger Management Company provides the management services to the Company without the presence of Messrs. Zwi Williger or Joseph
     Williger, as the case may be, and/or in the case of the death and/or permanent disability of Messrs. Zwi Williger or Joseph Williger, the
     Company will be entitled to terminate the Management Services Agreement immediately.

     (c) Each of the parties to the Management Services Agreements may terminate the agreement at any time, and for any reason, by prior written notice which will be delivered to the other party as follows:

     o    The Company may terminate the agreement at any time, and for any reason, by prior written notice of at least 36 months.

     o    The Williger Management Company may terminate the agreement at any time, by prior written notice of at least 180 days.

     (d) If a Williger Management Company is to terminate the Management
     Services Agreement, the Williger Management Company would be entitled to receive the management fees for a period of twelve (12) months, which would begin after the prior notice period, whether or not it provides the Company with any management services during such twelve-month period.

     In addition, the Management Services Agreements contain provisions entitling each of Messrs. Zwi Williger and Joseph Williger to 30 vacation days per year, during which days the applicable Williger Management Company will not provide management services to the Company. Unused vacation days may be accumulated and paid for in lieu of taking such days as vacation.

     The amendments were approved unanimously by the Audit Committee and the
Board of Directors on January 2, 2008, and Messrs. Zwi Williger and Joseph
Williger did not participate in the meetings of the Audit Committee and the
Board of Directors. These amendments were approved by the Company's shareholders on March 13, 2008.

     Under the Transfer Agreement described in "Item 7. Major Shareholders and
Related Party Transactions - B. Related Party Transactions", 50% of the
Company's rights and obligations stipulated in the management agreement with Mr.
Zwi Williger were transferred to Gold Frost and 20% of the Company's rights and obligations stipulated in the management agreement with Mr. Joseph Williger were transferred to Gold Frost.

     In June 2007, the Company entered into an employment agreement with Mr. Gil
Hochboim, pursuant to which Mr. Hochboim agreed to serve as the Vice President of the Company. The agreement provides for a monthly salary and benefits customarily provided by the Company to its senior employees, including bonuses and the use of a vehicle.

     In May 2008, the Company entered into an employment agreement with Ms. Ety
Sabach, pursuant to which Ms. Sabach agreed to serve as the Chief Financial
Officer of the Company. The agreement provides for a monthly salary and benefits customarily provided by the Company to its senior employees, including bonuses and the use of a vehicle.

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

AUDIT COMMITTEE

     NASDAQ REQUIREMENTS

     The Company's Ordinary Shares are listed for quotation on the Nasdaq
Capital Market, and the Company is subject to the rules of the Nasdaq Capital
Market applicable to listed companies. Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Rachel Bar-Ilan, Etti
Cohen and Ariel Herzfeld qualify as independent directors under the current
Nasdaq requirement and are members of the Audit Committee. The role of the audit committee for Nasdaq purposes includes assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the
Company's accounting, auditing and reporting practices.

     COMPANIES LAW REQUIREMENTS

     Under the Israeli Companies Law, the board of directors of public company must appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding a:

     o    chairman of the board of directors;

     o    controlling shareholder or his relative; and

     o    any director employed by or who provides services to the company on a regular basis.

     The responsibilities of the audit committee under the Israeli Companies Law include identifying irregularities in the management of the company's business and approving related party transactions as required by law.

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

     A "Controlling Shareholder" is defined in the Israeli Companies Law as a shareholder with the ability to control the actions of the company, whether by majority ownership or otherwise, and for the purpose of transactions with related parties, it may include a shareholder who holds at least 25% of the voting rights in the Company, provided that there is no other Shareholder who holds more than 50% of the voting rights in the Company.

     The Israeli Companies Law further requires that at least one external director have financial and accounting expertise, and that the other external director(s) have professional competence, as determined by the company's board of directors. Under recently enacted regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company's financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company's business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company's business.

     An External Director is appointed for a period of three consecutive years and may be re-appointed for one additional three-year period only. Under the
Company's Articles of Association, any committee of the board of directors to which the board of directors has delegated its powers in whole or in part, must include at least one External Director. Under the Israeli Companies Law, the
Audit Committee must include all the External Directors.

     The External Directors of the Company are Mrs. Etti Cohen, who was
appointed as an External Director in December 2007, and Mr. Ariel Herzfeld, who
was appointed as an External Director in August 2006.

FIDUCIARY DUTIES OF AN OFFICER

     The Israeli Companies Law governs the duty of care and duty of loyalty which an Officer has to the company. An "Officer" is defined in the Israeli
Companies Law as a director, general manager, chief executive officer, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title and other managers directly subordinate to the general manager.

     The duty of loyalty and to act in good faith, requires the Officer to avoid any conflict of interest between the Officer's position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantages for him or herself or others. This duty also requires him or her to reveal to the company any information or documents relating to the company's affairs that the Officer has received due to his or her position as an
Officer. The duty of care requires an Officer to act in a way that a reasonable
Officer would act in the same position and under the same circumstances. This includes the duty to utilize reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information.

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

INDEMNIFICATION

     In accordance with the Israeli Companies Law and the Company's Articles of
Association, the Company has undertaken to indemnify and insure its directors and senior officers, against certain liabilities which they may incur in connection with the performance of their duties. Under the terms of such indemnification provisions, the Company may, to the extent permitted by law, indemnify an Officer for legal expenses incurred by him in connection with such indemnification.

     In 2005, the Company restated its Articles of Association in order to conform the Company's Articles of Association to the revised provisions of the
Israeli Companies Law. On May 4, 2005, the Board of Directors and Audit
Committee of the Company also approved an exemption in advance to any Director or Officer from any liability to the Company attributed to damage or loss caused by breach of the Director's or Officer's duty of care owed to the Company, except for such breach of duty of care in distribution (as such term is defined in the Israeli Companies Law).

     Also, the Board of Directors, the Audit Committee and the shareholders approved an irrevocable indemnification of the Officers by the Company with respect to any liability or expense paid for by the Officer or that the Officer may be obligated to pay.

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER THE ISRAELI COMPANIES LAW

     The Israeli Companies Law requires that an Office Holder promptly disclose any direct or indirect personal interest that he or his affiliates may have, and all related material information known to him, in connection with any existing or proposed transaction by the company. If the Office Holder complies with such disclosure requirements, the company may approve the transaction in accordance with the provisions of its articles of association and the Companies Law. Under the Companies Law, if the Office Holder has a personal interest in the transaction, the approval must confirm that the transaction is not adverse to the company's interest.

     In most circumstances, the Israeli Companies Law restricts Office Holders who have a personal interest in a matter which is considered at a meeting of the board or the audit committee from being present at such meeting, participating in the discussions or voting on any such matter.

     Generally, under the Israeli Companies Law the compensation of an Officer who is a director, or the compensation of an Officer who holds a controlling interest in the company, requires the approval of the audit committee, the Board of Directors and the general meeting of the shareholders of the company. The
Israeli Companies Law also requires that a transaction between the company and its Officer and also a transaction between the company and another person in which an Officer has a personal interest, requires the approval of the Board of
Directors if such transactions are not extraordinary transactions, although, as permitted by law and subject to any relevant stock exchange rule. If such transactions are extraordinary transactions (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company's profitability, assets or liabilities), in addition to audit committee approval, the transaction also must be approved by the Board of Directors, and, in certain circumstances, the shareholders of the Company at a general meeting. Under the Israeli Companies
Law, an extraordinary transaction between a public company and a person having control of the company or an extraordinary transaction between a public company and another person, in which a controlling member has a personal interest, must be approved by the audit committee, the Board of Directors and a meeting of the shareholders, provided that either: (a) the majority of shares voted at the meeting, including at least one third of the shares voted by shareholders who do not have a personal interest in the matter and who are present at the meeting, are voted in favor of such arrangement (abstentions shall not be included in the total of the votes) or (b) the total number of shares of the shareholders referred to in clause (a) voting against such arrangement does not exceed one percent of the aggregate voting rights of the company.

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
"Information on the Company - B. Business Overview - Employees".

     E.   SHARE OWNERSHIP

     For information regarding the share ownership of Directors and officers of the Company see "Item 7. Major Shareholders and Related Party Transactions".

OPTIONS

     As of June 25, 2008, there were 561,982 outstanding options (warrants) to purchase ordinary shares of the Company, currently exercisable at a price of
$8.00 per share.

EMPLOYEE SHARE OPTION PLAN

     In May 1997, the Board of Directors of the Company adopted an employee share option plan ("the 1997 Plan"), pursuant to which the Company granted options to purchase 180,000 ordinary shares to employees, officers, Directors and consultants of the Company and the subsidiary (including 160,000 options to related parties).

     Of the above, options to purchase 130,000 ordinary shares were granted to
Mr. Joseph Williger and Mr. Zwi Williger at an exercise price equal to the nominal value per share of NIS 0.10. The options were exercisable as to 20%
every six-month anniversary from the date of grant, on a cumulative basis, during a period of five years. These options were exercised in January 2000.

     Options to purchase 35,000 ordinary shares were held by the Company's officers and Directors (as a group) and options to purchase 15,000 ordinary shares were held by other employees. The options, granted as of the effective date of the Company's initial public offering under the Company's 1997 Share
Option Plan, are generally exercisable during a five-year period commencing on the 24th month anniversary from the date of grant, at an exercise price equal to the initial public offering price per share - USD 4.10 per share, which was equal to the fair market value of the shares on the date of the grant. On April
2004, Zwi Williger and Joseph Williger exercised 15,000 options each at an exercise price of USD 4.1 per share. The 1997 Plan was terminated on May 2004, and the remaining 20,000 options expired unexercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A.   MAJOR SHAREHOLDERS

     The following table sets forth, as of June 25, 2008, the number of Ordinary
Shares beneficially owned by (i) each shareholder known to the Company to own more than 5% of the Ordinary Shares and

                                    NUMBER OF
                                 ORDINARY SHARES          PERCENTAGE OF
NAME AND ADDRESS                BENEFICIALLY OWNED       ORDINARY SHARES
----------------                ------------------       ---------------

Willi Food (1)                      6,794,372                 66.17%

(1)  Willi Food's securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi Food are located at 4 Nahal Harif St.,
     Northern Industrial Zone, Yavne, 81106 Israel. As of June, 25, 2008, Mr.
     Arieh Bar Lev (Arcadi Gaydamak) owns 44.34% of the shares of Willi Food.
     Under Israeli law, Mr. Gaydamak is deemed to be the controlling shareholder of Willi Food and has the ability to control the Company's management and policies, including matters requiring shareholders approval such as election of directors.

In August 2007, the Company announced the sale by Zwi and Joseph Williger of 42%
of the outstanding shares of Willi Food to Mr. Arieh Bar Lev (Arcadi Gaydamak).

All of the shareholders of the Company (including Willi Food) have the same number of votes for each ordinary share held. Accordingly, the major shareholders of the Company, Willi Food, do not have voting rights that are different from those of the Company's other shareholders. The Company believes that 3,306,521 Ordinary Shares (approximately 33.83% of its outstanding Ordinary
Shares) are held by persons who are not officers, directors or the owners of 10%
of the Company's outstanding Ordinary Shares. As of June 25, 2008, there were 22 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record, including a part of the Company's shares held by Willi Food through brokers, represented approximately 66.9% of the total outstanding Ordinary Shares.
Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

     B.   RELATED PARTY TRANSACTIONS

EMPLOYMENT AGREEMENTS; MANAGEMENT SERVICE AGREEMENTS.

     In April 1997, the Company entered into employment agreements with each of
Mr. Zwi Williger and Mr. Joseph Williger (related parties), pursuant to which
Mr. Zwi Williger agrees to serve as Chairman of the Board of Directors and Chief
Operating Officer of the Company and Mr. Joseph Williger agrees to serve as a director and Chief Executive Officer of the Company. Pursuant to the agreements, each of the above-mentioned related parties agreed to devote the substantial portion of his time to his work in the Company.

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

     The employment agreements provided for a monthly remuneration, in NIS, equal to USD 17,500 to each of the above-mentioned related parties and an annual bonus for the 1997 fiscal year and thereafter of 3% of the Company's consolidated pre-tax annual profits (if such profits are equal to or less than
NIS 3 million, approximately USD 0.8 million), or 5% (if such profits exceed this level) (hereafter: the "annual bonus"). The agreements also provided for managers' insurance, paid annual vacation, paid annual sick leave, social security, study fund, the use of a motor vehicle and reimbursement of expenses.
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

     On May 4, 2005, the Audit Committee and the Board of the Company, resolved to amend the provisions of the two above-mentioned agreements. The amendments were approved by the shareholders of the Company at the General Meeting of
Shareholders that convened on July 20, 2005. Please refer to "Item 6. Directors,
Senior Management and Employees - B. Compensation - Management Service
Agreements" for more details regarding the amendments.

     Under the Transfer Agreement described below, 50% of the Company's rights and obligations stipulated in the management agreement with Mr. Zwi Williger were transferred to Gold Frost and 20% of the Company's rights and obligations stipulated in the management agreement with Mr. Joseph Williger were transferred to Gold Frost.

     On January 2, 2008 the Audit Committee and the Board of Directors
unanimously approved the amendment of the Management Services Agreements with
Messrs. Zwi Williger and Joseph Williger. The amendments were approved by the shareholders of the Company at the Special General Meeting of Shareholders that convened on March 13, 2008. Please refer to "Item 6. Directors, Senior
Management and Employees - B. Compensation - Management Service Agreements" for
more details regarding the amendments.

LEASE

     Up to the second quarter of 2007, the Company's principal executive offices were situated at a leased facility in the northern industrial zone of Yavne, at
3 Nahal Snir St., Israel, 35 km south of Tel-Aviv. These premises served as the
Company's logistic center for warehousing and distribution of food products as well. The Yavne facility was leased by the Company from Titanic, a private
Israeli company controlled by Messrs. Joseph Williger and Zwi Williger. See
"Item 4. Information on the Company - D. Property, Plants and Equipment" for a
description of the terms of this lease.

     In the second quarter of 2007, the Company began to operate from the new logistic center. The new logistic center, comprised of 8,600 square meters
(approximately 77,400 square feet), is located on a plot of 19,000 square meters
(approximately 171,000 square feet), which was acquired in August 2005, from
Titanic. This transaction was approved by the Company's Board of Directors,
Audit Committee and shareholders. The new logistic center is situated in the northern industrial zone of Yavne, near the previous logistic center. See "Item
4. Information on the Company - D. Property, Plants and Equipment" for more information.

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

     The Company also agreed to provide Willi Food with accounting and secretarial services. In consideration for the use of the Company's facilities and such other services, Willi Food agreed to pay the Company a monthly fee equal to NIS 5,480 (USD 1,425) plus VAT. This fee is payable quarterly and is linked to the Israeli CPI. The agreement is for an unlimited term, and is mutually terminable upon three months prior notice. The Company believes that the fees for these services and the terms of such agreement are no less favorable to it than could be obtained from an unaffiliated third party.

     As of April 1, 1997, the Company and Willi Food entered into an agreement pertaining to the allocation of corporate opportunities which may arise from time to time. The agreement provides that Willi Food will make available and provide a right of first refusal to the Company with regard to any corporate opportunity offered to Willi Food, which relates to the food business.

     On March 31, 2003, the Board of Directors of the Company authorized Willi
Food to participate in the import license lottery of the Israeli Ministry of
Industry and Trade, provided that Willi Food agreed that if it wins an import license it will: (i) coordinate with the Company the items of merchandise to be imported using the import license; and (ii) in consideration for the transfer of the merchandise that is imported using the import license, the Company will sell the merchandise, retaining 20% of the selling proceeds for itself and transferring the balance, if any, to Willi Food. The Board of Directors of the
Company determined that this arrangement is not an extraordinary transaction. In
2007, the amount retained by the Company pursuant to this arrangement was NIS
314 thousand (USD 82 thousand).

TRANSFER AGREEMENT

     Pursuant to the provisions of a Transfer Agreement, dated February 16,
2006, and effective as of January 1, 2006, the Company and Gold Frost agree to cancel their earlier agreement dated May 2001 (and amended in January 2002)
under which the Company was to store and market the food products imported by
Gold Frost through the Company for a commission of 20% (which changed from 15%
since 2002) of the total monthly sales of Gold Frost's products, which were sold by the Company within that month. Because Gold Frost desired to store, market, sell and distribute its products on its own commencing January 1, 2006, the
Company agreed to transfer to Gold Frost employees, equipment and various rights that would allow Gold Frost to store, market, sell and distribute its products on its own. The Company continues to provide certain services to Gold Frost, such as collection of payments from customers and others. Effective January 1,
2006, the following were transferred from the Company to Gold Frost:

     EMPLOYEES: Sixteen employees ceased to be employees of the Company and became employees of Gold Frost. All the employees agreed to such transfer provided that all their rights due to their employment period with the Company passed to Gold Frost. The Company paid to Gold Frost the amount of NIS 47,927
(USD 12,462) in respect of sums due to the employees for unused vacation days and accumulated recuperation pay. Because the Company had not made all the required payments to the managers' insurance of certain employees, the Company agreed to pay any missing amounts to Gold Frost if and when relevant when the employer-employee relationship between Gold Frost and the employees terminates.

     EQUIPMENT: The Company sold to Gold Frost the ownership in certain trucks and other machines.

     STORAGE: The parties agreed that the existing lease agreement between the
Company and Menrav Tashtiot Ltd. ("Menrav") in respect of storage facilities that are used to store Gold Frost products would continue until its expiration in April 2006. Until such expiration, the amounts payable by the Company to
Menrav with respect to these storage facilities were reimbursed by Gold Frost.
After expiration of the agreement, the parties would act towards the renewal of the agreement and the assignment of all the rights and obligation of the
Company's rights under the agreement to Gold Frost.

     LOGISTIC CENTER: The parties agreed to enter into a lease agreement pursuant to which Gold Frost would lease certain cooling chambers located in the logistic center to be established by the Company.

     SALES ACTIVITIES: The sale personnel of Gold Frost would be responsible for the sales activities in respect of the Gold Frost products. However, since until the date of the agreement such sales activities were performed by the Company and in order to allow Gold Frost to benefit from the Company's experience and reputation among customers, sales of Gold Frost's products in Israel will be made through the Company. Gold Frost's products would be sold to the Company and then sold to customers of Gold Frost. The Company would be responsible for billing and collecting payments from customers, and will then transfer all collected payments to Gold Frost. Although the Company would, in fact, purchase the products from Gold Frost, all risks connected with the collect of payments from customers would be borne by Gold Frost.

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

     THE DIRECTORS: The Company assigned to Gold Frost 50% of its rights and obligations under its agreement with the management agreement of Mr. Zwi
Williger and 20% of its rights and obligations under the management agreement of
Mr. Joseph Williger. Consequently, the management company of Mr. Zwi Williger would provide to Gold Frost 50% of its management services that were previously provided to the Company, and the management company of Mr. Joseph Williger would provide to Gold Frost 20% of its management services that were previously provided to the Company. The parties further agreed that Gold Frost would pay the management company the annual bonus from its pre-tax annual profits, and the
Company would pay the management company its annual bonus after deducting the annual bonus paid by Gold Frost.

     TERM AND TERMINATION: The agreement is terminable at any time by Gold Frost by a six-month prior written notice and by the Company by a twelve-month prior written notice.

LEASE AGREEMENT FOR LOGISTICS CENTER

     The Company and Gold Frost are parties to a lease agreement with respect to the Company's new logistic center, located in Yavne, Israel. The Company agreed to lease to Gold Frost cooling chambers of 1,445 square meters located in the aforementioned logistic center for a period of 24 years and 11 months. The lease period may be shortened by a six-month prior notice from Gold Frost or by a twelve-month prior notice from the Company. Gold Frost is to pay the Company rental fees in the amount of USD 18,084 + VAT per month, payable on the first day of each quarter in respect of the coming three months, and Gold Frost will also pay all taxes usually imposed on lessees and expenses such as electricity, water, gas, insurance and others related to its use of the cooling chambers.

     C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

     A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     The financial statements required by this item are found at the end of this report, beginning on page F-1.

DIVIDEND POLICY

     On November 21, 2005, the Board of Director of the Company declared a cash dividend of NIS 0.55 (USD 0.14) per share (or an aggregate of NIS 4,754 thousand
(USD 1,236 thousand)) payable to its shareholders of record as of January 11,
2006. The cash dividend was paid on January 25, 2006. Apart from the abovementioned, the Company has never declared or paid cash dividends on its ordinary shares. The Company may declare cash dividends in the future, depending on its financial and operational condition and on its expansion strategy.

LEGAL PROCEEDINGS

1.   Five (5) lawsuits and motions to certify as class actions have been filed against the Company in the Tel-Aviv Jaffa District Court, all based on claims regarding reductions in the contents of Company products. The plaintiffs' claims in all of the motions allege that the consumers who purchased the products were misled since the contents of the packages were reduced without notifying the public and without proportionally reducing the prices of the products.

     o    In the first claim filed in December 2006, which pertains to canned packages of tuna, the plaintiff claims that the contents of the cans
          (I.E., the net weight) were reduced without notifying the consumer public and without proportionately reducing the prices of the products. The plaintiff is seeking total restitution of NIS 23,496,000
          (at a minimum).

     o    Motion that was filed in December 2006 also pertains to canned packages of tuna. The plaintiff claims that the contents of the packages (i.e., the drained weight) were reduced without notifying the consumer public and without proportionately reducing the prices of the products. The plaintiff is seeking total restitution of NIS 4,480,000
          (at a minimum).

     o    Motion that was filed in February 2007 also pertains to canned packages of tuna. The plaintiff claims that the contents of the packages (i.e., the drained weight) were reduced without notifying the consumer public and without proportionately reducing the prices of the products. The plaintiff is seeking total restitution of NIS 3,920,000
          (at a minimum).

     During June 2008, the sides have reached a settlement agreement, that was approved by Tel-Aviv Jaffa District Court, relating the above three lawsuits concerning the canned tuna. According to the settlement agreement the company has to distribute 480,000 units of canned tuna that weight 8 grams more then the current weight, at the same price of the regular weight canned tuna. In addition, the Company will pay the plaintiffs and their representative's the total sum of NIS 50 thousand (USD 13 thousand).

     o    The motion filed in December 2006 pertains to canned packages sold under the name "Willifood Artichoke Bottoms", "Willifood Stuffed Vine
          Leaves" and "Willifood Pickled Hot Peppers". The plaintiff claims that the contents of the packages were reduced without notifying the consumer public and without proportionately reducing the prices of the products. The plaintiff is seeking total restitution of NIS 7,744,800
          (at a minimum).

     o    The motion filed in December 2006 pertains to canned packages sold under the name "Willifood Whole Lychees in Syrup", "Willifood Apricot
          Halves in Light Syrup", "Willifood Whole Young Corn" and "Willifood
          Hearts of Palm". The plaintiff claims that contents of the packages were reduced without notifying the consumer public and without proportionately reducing the prices of the products. The plaintiff is seeking total restitution of NIS 6,195,000 (at a minimum).

     Both the above lawsuits were canceled during 2007-2008.

2.   A lawsuit was filed in December 2001 against 29 importers/producers of food products, including the Company, for an amount totaling NIS 500 million
     (USD 130 million). Concurrently, the plaintiffs filed a request for an exemption from the court fee. Following the court's rejection of the plaintiffs' request for the noted fee exemption and their failure to pay such fee, the court dismissed the case.

     In January 2004 the abovementioned plaintiffs filed a new lawsuit against the 29 noted importers/producers for NIS 1 billion (USD 260 million).
     Again, a request was made concurrently for an exemption from the court fee.
     This request was rejected by the registrar of the court, and the action was dismissed without prejudice in November 2006.

     The plaintiffs then filed an appeal with the District Court of the registrar's November 2006 decision; however, before the appeal was decided by the court, the plaintiffs filed a request with the court to cancel the appeal due to the plaintiffs' intention to file the appeal with the Israeli
     Supreme Court. The plaintiffs then filed an appeal with the Supreme Court, and requested an exemption from the court fee for the appeal and from the requisite security deposit. The request for exemption of court fee was granted by the Supreme Court on July 3, 2007, but the plaintiffs were required to pay a deposit of NIS 20,000 as security for the legal expenses of the respondents, which sum was deposited with the Supreme Court on March
     9, 2008. Although the proceedings are still at a preliminary stage, the
     Company's management and legal counsel believe that the plaintiffs'
     likelihood of success in the proceedings is low.

3.   In or about October 2005, Vitarroz Corp. commenced an action in the
     Superior Court of the State of New Jersey, against Willi USA Holdings, Inc.
     (a subsidiary of the Company), the Company and Zwi Williger (collectively, the "Defendants") due to a dispute concerning a press release announcing the termination of the proposed acquisition of the Vitarroz business by the
     Company.

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

     Although there was no discovery taken in the then pending Court matters,
     Vitarroz claimed in correspondence to the District Court that it sustained, inter alia, damage: to its financial reputation; that suppliers refused to extend favorable credit and delivery terms; that there were lost profits of approximately $500,000; and that its sale to IDT realized a sales price of approximately $3 million less than what was expected; and that there are additional damages resulting from defendants' actions which are claimed to exceed $3.5 million. During the course of discovery, Vitarrozz submitted the reports of its financial expert claiming damages in excess of $6.6 million. The Company has submitted the report of its financial expert claiming damages in excess of $10 million. The arbitration hearings took place at the end of April and beginning of May 2008. The Company believes that Vitarroz's allegations are without merit, and the Company intends to continue to vigorously defend against such claims.

4.   On February 21, 2007, a lawsuit was filed by Cukierman & Co. Investment
     House Ltd. in the Tel Aviv-Jaffa Magistrates Court in the amount of NIS
     273,852, claiming non payment of fees for professional services rendered. A statement of defense has not yet been filed. Given the early stage of these proceedings, the Company is unable at this point to assess the risks involved

5.   In September 2007, Thurgeman Construction Co. Ltd. ("Thurgeman") filed a claim against the Company in the District Court of Tel Aviv the amount of
     NIS 4,449,340 (plus VAT) regarding a dispute in connection with the construction of the Company's logistics center in Yavne (the "Project")
     pursuant to a contract between the parties, dated as of September 9, 2005.
     Under the terms of the contract, Thurgeman was to serve as the operating contractor for the construction of the frame and the surrounding portions for the construction of the Project.

     During the course of construction on the Project, the parties raised several claims against each other in connection with the progress of construction on the Project. The Company claimed that Thurgeman grossly violated the terms of the contract by continuous delays in the completion of the Project, and by performing the construction work in a negligent and unprofessional manner and with inferior quality. Thurgeman counterclaimed that it performed the construction work according to the terms of the contract and that any delays in the work were not caused through any fault of Thurgeman. Furthermore, Thurgeman claimed that the Company withheld certain payments to which Thurgeman was entitled for additional work on the
     Project, causing Thurgeman damages.

     At the end of November 2007, the Company filed a statement of defense, which included a counterclaim against Thurgeman and its executive, Dotan
     Thurgeman, which contained among other things, a claim of defamation, a claim for damages caused by the delay in delivery of the completed Project, and damages caused by Thurgeman's poor and careless work on the Project.
     The sum of the damages claimed by the Company in the counterclaim was approximately NIS 5 million. In February 2008, Thurgeman filed a response to the counter claim. As of the date of this Annual Report, a date for the hearing has yet to be set.

     At the current preliminary stage of the dispute, the Company's management and legal counsel cannot assess the chances of the parties.

6.   On June 18, 2006, the Company filed a claim against Filiz and Ash-Bar in the amount of NIS 4,473,878 for breach of contract. The complaint was served on filiz and Ash-Bar through Ash-Bar's chief executive officer.
     Filiz then filed a request to cancel the complaint, claiming that Ash-Bar is not authorized to accept service of process on its behalf. The request was denied by the court's registrar.

     On November 4, 2007, Filiz filed an appeal of the registrar's decision and requested an extension for filing its defense to the complaint pending a decision on the appeal. A hearing took place on March 2008. After the hearing Filiz informed the court that it withdraws its appeal. On May 13,
     2008 Filiz filed its plea.

     The Company's legal counsel believes that there is a substantial chance that the service of process will be accepted by the court, and notwithstanding the fact that the proceedings are still at a preliminary stage, the Company's legal counsel believes that the complaint is based on sound legal arguments, and that there is a reasonable possibility that a not insignificant portion of the arguments will be sustained by the court.

     Other than as stated above, there are no pending or, to the Company's knowledge, threatened legal proceedings, the outcome of which, in the Company's view, would have a material adverse affect on the Company's consolidated financial position.

     For information concerning taxes to which stockholders in the United States may be subject, see "Item 10.Additional Information- Taxes".

     B.   SIGNIFICANT CHANGES

     We are not aware of any significant changes bearing upon our financial condition since the date of the audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

     A.   OFFER AND LISTING DETAILS

     Our ordinary shares have been traded on the Nasdaq Capital Market since May
19, 1997. On March 15, 2006, the ticker symbol of our ordinary shares was changed from "WILCF" to "WILC". The warrants that were issued as part of our initial public offering in May 1997 expired in May 2000.

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

           CALENDAR PERIOD                       ORDINARY SHARES
        ---------------------               --------------------------
                                               HIGH            LOW
                                            ----------      ----------

               2008
Second Quarter (through June 25, 2008)            5.93            4.55
First Quarter                                     6.95            5.32
               2007                                8.9             5.2
First Quarter                                     8.05             5.2
Second Quarter                                    8.64             7.2
Third Quarter                                      8.9            5.35
Fourth Quarter                                    7.19            5.39
               2006                               8.83            3.22
First Quarter                                     5.47            3.22
Second Quarter                                    8.83            5.30
Third Quarter                                     7.61            6.02
Fourth Quarter                                    6.55             5.1
               2005                               8.47            3.00
               2004                               4.24            1.73
               2003                               1.79            0.62

June 2008 (through June 25, 2008)                 5.90            4.55
May 2008                                          5.90            5.40
April 2008                                        5.93            5.50
March 2008                                        6.71            5.61
February 2008                                     6.95            5.32
January 2008                                      6.64            5.52
December 2007                                     6.65            5.57

     B.   PLAN OF DISTRIBUTION

     Not applicable.

     C.   MARKETS

     In May 1997, our ordinary shares began trading on the Nasdaq Capital Market under the symbol "WILCF". On March 15, 2005, the Company's NASDAQ ticker symbol was changed to "WILC".

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

     The Israeli Companies Law and our Articles of Association require that a
Director or Office Holder promptly disclose, either at a board meeting or by way of a general notice, any personal interest that he or she may have and all related material information know to him or her in connection with any existing or proposed transaction by the Company. In addition, if the transaction is an extraordinary transaction (as defined in the Israeli Companies Law), the member of the Board of Directors or Office Holder, must also disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing.

     Once the Director or Office Holder complies with the above disclosure requirements, the Company may approve the transaction in accordance with the provisions of the Articles of Association. If the transaction is with a third party in which the member of the Board of Directors or Office Holder has a potential interest, the approval must confirm that the transaction is not adverse to the Company's interest. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the
Articles of Association, it also must be approved by the Audit Committee and then by the Board of Directors, and, under certain circumstances, by a meeting of the shareholders of the Company. See "Item 6. Directors, Senior Management
and Employees - 6C. Board Practices - Approval of Related Party Transactions
under the Israeli Companies Law".

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

     The Articles of Association provide that the Board of Directors, subject to the Israeli Companies Law, may, at its discretion from time to time in accordance with the needs of the Company, make decisions to borrow and/or obtain credit facilities in any amount and to secure the repayment thereof either by mortgage, charge or other security on the Company's undertakings or on its property, in whole or in part (both existing and future) including the share capital of the company which is, at the time, uncalled.

     Subject to applicable provisions of the Israeli Companies Law regarding matters that the Board of Directors may not delegate to a committee, or matters for which a committee may only make recommendation to the Board of Directors, the Board of Directors may delegate its powers to committees consisting of at least three (3) Directors, including at least one External Director. A resolution passed or an action taken by a directors' committee has the same validity as a resolution passed or an action taken by the Board of Directors, unless otherwise specifically expressed in the resolution of the Board of
Directors that established said committee.

RIGHTS ATTACHED TO SHARES

     The Company is authorized to issue 49,893,520 Ordinary Shares, par value
NIS 0.1 and 106,480 Preferred Shares, par value NIS 0.1, each ranking pari passu. The Company may alter the share capital of the Company in accordance with the provisions of the Israeli Companies Law and the Articles of Association. The
rights attached to the Company's Shares are as follows:

DIVIDEND RIGHTS

     Holders of Ordinary Shares are entitled to participate pari passu with all other shareholders of the Company's Ordinary Shares in any distribution of a dividend, whether in cash, assets, or in any other legal form, declared, as well as the right to participate pari passu with all other holders of our Ordinary
Shares in the distribution of bonus shares resolved by the Company. The Articles of Association note that a shareholder shall not be entitled to receive a dividend or bonus shares as above, and shall not be entitled to exercise any right as a shareholder unless he has paid in full all notices of call delivered to him, together with linkage differences, interest and expenses owed, as applicable, on calls which have not been paid by him on time.

VOTING RIGHTS

     Holders of Ordinary Shares of the Company have the right to receive notices of general meetings of the Company, to be present, and to participate and vote therein. Each holder of Ordinary Shares in the Company has the right to one vote per share in the general meetings of the Company on all matters submitted to a vote of shareholders. A shareholder may vote in person, via proxy, or by means of a written form ("voting instrument") described in the Articles of
Association. Any resolution of the Company in a general meeting shall be deemed duly passed if passed by a simple majority of registered shareholders present and voting, unless a different majority is required by the Israeli Companies Law or the Articles of Association.

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

RIGHTS IN THE COMPANY'S PROFITS

     The shareholders of the Company have the right to share in the Company's profits distributed as a dividend and any other permitted distribution. See
"Dividend Rights" above.

RIGHTS IN THE EVENT OF LIQUIDATION

     Holders of Ordinary Shares are entitled to receive any return of capital, pari passu, with all other ordinary shareholders, upon the dissolution of the
Company. Holders of Ordinary Shares are also entitled to participate, pari passu, with all other Ordinary Shareholders in the distribution of the surplus of the Company's assets available for distribution in the event of dissolution of the Company which remain after the Company has paid the holders of Ordinary
Shares all amounts payable as return of capital.

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

CHANGING RIGHTS ATTACHED TO SHARES

     Under the Articles of Association, the Company may, by resolution of a general meeting, vary the rights attached to any class of shares on the
Company's stamp or its printed name (unless otherwise determined in the terms of issue of the shares of such class), after obtaining the written consent of the holders of the majority of the issued shares of said class or with the approval of a resolution duly passed at a class meeting of the holders of such class of
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

     The Board of Directors will convene a special, extraordinary meeting upon receipt of a written request from either (i) two directors or 25% of the total number of directors; (ii) one or more shareholders holding at least 5% of the issued share capital and at least 1% of the shareholders' voting power; or (iii)
one or more shareholders holding no less than 5% of our issued voting shares. If the Board is required to convene an extraordinary meeting, it shall convene it at a time which is at least 21 days, but not longer than 35 days after the date of the notice of convening such meeting. In the event that the board of directors does not convene an extraordinary meeting within the timeframe set forth above, those that submitted the request for such meeting, or part of them representing more than one-half of the voting rights of all of them, may convene the extraordinary meeting themselves, provided that such meeting is held within three months of the time when the extraordinary meeting was requested.

LIMITATIONS ON THE RIGHTS TO OWN SECURITIES

     The Articles of Association do not place limitations on the rights to own securities. Under the Articles no limitations apply to the transfer of shares in the Company and the number of shareholders is unlimited.

CHANGES IN THE COMPANY'S CAPITAL

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

     RELATIONSHIP AGREEMENT. The Company, Gold Frost, Willi Food, Zwi Williger
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

     (ii) all transactions, agreements or arrangements entered into between Gold
Frost, the Company and its "associates" (as defined in the agreement) will be made at arm's length and on a normal commercial basis, or as otherwise approved in accordance with Israeli law;

     (iii) no variations will be made to Gold Frost's articles of association which would be contrary to the maintenance of Gold Frost's ability to carry on its business independently of the Company;

     (iv) each proposed related party transaction between any of the Company, the "Controlling Parties" (which consist of Willi Food, Zwi Williger and Joseph
Williger) or any of their associates, on the one hand, and Gold Frost or any subsidiary thereof, on the other hand, will be considered on behalf of Gold
Frost by its Board of Directors as a whole (or by committee of the Board that has at least one non-executive director present throughout) and the Company nor any of its associates will seek to influence the consideration of such matter by the Board (or the committee) in such a way as to further the interests which are or are potentially in conflict with the interests of Gold Frost or any subsidiary thereof;

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

     PRIVATE PLACEMENT ON OCTOBER 2006. On October 5, 2006, we completed a private placement of our ordinary shares pursuant to a Securities Purchase
Agreement entered into between us and certain accredited investors on September
20, 2006. Pursuant to the terms of this purchase agreement, these investors purchased from us an aggregate of 1,652,893 ordinary shares at a price of $6.05 per share and warrants to purchase 495,866 ordinary shares with an exercise price of $8.00 per share.

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
In connection with the private placement, we granted the investors registration rights, pursuant to which we are obligated to file a registration statement on
Form F-3 for the resale of the shares sold in the transaction and the shares issue able upon exercise of the warrants. We have filed a registration statement with the Securities and Exchange Commission for the resale of these shares, and this registration statement was declared effective in the fourth quarter of
2006.

     ACQUISITION OF LAISH ISRAELI FOOD PRODUCTS, LTD. In January 19, 2007, the
Company established a fully-owned subsidiary in the U.S.,WF, in order to acquire the operations and assets (including inventory, account receivables, and account payables) of Laish, a U.S. importer and distributor of kosher food products for approximately $3.5 million in cash. The sources for the purchase price were a bank loan in the amount of $1.5 million taken by WF and cash on hand from the
Company. WF currently distributes kosher products such as canned foods and candies to groceries, independent supermarkets and supermarket chains in the
Tri-State area (New York, New Jersey and Connecticut).

     AGREEMENT WITH BARON FAMILY TO FORM GLOBAL KOSHER TRADE AND EXPORT COMPANY.
On February 13, 2007, the Company signed an agreement with the Baron family (an unrelated third party), kosher food exporters located in Israel, to form a joint global kosher trade and export company - Baron. The Company holds a 50.1%
interest in Baron, and the Baron family holds the remaining interest. Under the terms of the agreement, all of the current food export operations of the Baron family will be executed under the new entity.

     The new entity is to be managed by Lior Baron, as CEO, and Yaakov Baron, as
Chairman. The board is to consist of four members - the CEO, Chairman, Zwi
Williger and Joseph Williger. The parties agreed that in the event of a dispute regarding ordinary course business matters the representatives of Willi-Food on the board will have three votes, rather than two. In consideration for the 50.1%
interest, the Company will pay up to $2 million in trade financing, as needed.
Of this amount, an amount equal to two times net profit before tax during the first four full consecutive quarters (after closing) will be converted into equity, up to a maximum amount of $1 million.

     Under the agreement, the Baron will be engaged in the food export activities performed until now by the Baron Family, which involved the export of kosher products from more than 100 suppliers, predominantly from Israel, to the
U.S., Canada, England, Belgium, France, Switzerland, Australia, South Africa,
Mexico, Argentina and Chile. Product categories currently exported include candies, preserves, cakes and cookies, snacks, cereals, frozen pastries and ice creams, baby food and general grocery items. Under the agreement, the Baron will be engaged in the food export activities performed until now by the Baron
Family, which involved the export of kosher products from more than 100 suppliers, predominantly from Israel, to the U.S., Canada, England, Belgium,
France, Switzerland, Australia, South Africa, Mexico, Argentina and Chile.
Product categories currently exported include candies, preserves, cakes and cookies, snacks, cereals, frozen pastries and ice creams, baby food and general grocery items.

     AGREEMENT WITH the owners of a manufacturer and global distributor of kosher dairy products TO FORM A NEW COMPANY. In October 2007, the Company's
subsidiary, Gold Frost, signed a binding letter with the owners of a manufacturer and global distributor of kosher dairy products ("Distributor"), who are based in Denmark, to form a new joint company ("Kirkeby"). In the first quarter of 2008, Gold Frost held a 51% interest in Kirkeby, and the owners of the distributor held the remaining interest. A significant aspect of this transaction is the fact that Kirkeby has a US dairy import license.

     As part of the transaction, the Distributor transferred to Kirkeby $200 thousand as well as 35 customers from 15 countries worldwide, including a US import license. Kirkeby was granted the exclusive right to use the distributor's trademarked brand name in sales and marketing of kosher products. The
Distributor retained the right to use its trademarked brand name for non-kosher dairy products. It is intended that ultimately Kirkeby will seek to broaden its penetration into the kosher European and North American markets. In consideration for the 51% interest in Kirkeby, Gold Frost paid at the closing
$400 thousand to the Distributor. In addition, Gold Frost will pay Kirkeby, after the publication of Kirkeby's 2008 audited financial statements, a capital equivalent of three times Kirkeby' net profit after taxes for its first four quarters of operation, not to exceed $150 thousand, multiplied by 51%.

     ACQUISITION OF SHAMIR SALADS (2006) LTD. In November 2007, Willi Food
announced its intention to purchase 51% of the interest of Shamir, an Israeli manufacturer and distributor of pre-packaged chilled kosher Mediterranean dips and spreads in Israel and abroad. The acquisition subsequently closed in the first quarter of fiscal 2008.

     According to the agreement, the Company will pay to the former owners of
Shamir an amount equal to 2.55 times Shamir's net profit after all applicable taxes, as determined in accordance with Shamir's audited financial statements for the year 2008. The consideration would be payable by the Company within 14 days following the publication of the audited financial results of Shamir for
2008. At the closing of the agreement, the Company paid a non-refundable advance payment of NIS 5 million (USD 1.3 million) to Shamir and to the former owners and also granted to the former owners a loan in the amount NIS 1.5 million (USD
0.39 million). The loan bears interest of Israeli prime + 3.5% per year and is payable within 14 days following the publication of the audited financial results of Shamir for 2008.

     For information with respect to the Company's other material contracts, see
"Item 7. Major Shareholders and Related Party Transactions - B. Related Party
Transactions."

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

ISRAELI TAX REFORMS

     On July 24, 2002, the Israeli Parliament enacted income tax reform legislation (the "2003 Tax Reform"). The Tax Reform introduced fundamental and comprehensive changes to Israeli tax laws. Most of the legislative changes took effect on January 1, 2003. The 2003 Tax Reform introduced, inter alia, a transition from a primarily territorial-based tax system to a personal-based system of taxation with respect to Israeli residents, resulted in significant amendment of the international taxation provisions, and in new provisions concerning the taxation of capital markets including the abolishment of formerly
"exempt investment routes" (e.g., capital gain derived by individuals from the sale of securities traded on the Tel-Aviv Stock Exchange).

     In addition, the Israeli Parliament approved on July 25, 2005 income tax reform legislation (the "2006 Tax Reform") pursuant to the recommendations of a committee appointed by the Israeli Minister of Finance, which incorporated additional fundamental changes to Israeli tax law. The 2006 Tax Reform includes,
INTER ALIA, a gradual reduction of income tax rates for both individuals and corporations through 2010. The 2006 Tax Reform also outlines a path towards uniformity in the taxation of interest, dividend and capital gains derived from securities, which in some cases may result in the increasing of the applicable tax rate. Most of the amendments under the 2006 Tax Reform are effective as of
January 1, 2006, subject to certain exceptions. Transition rules apply in certain circumstances.

     IT SHOULD BE NOTED THAT VARIOUS ISSUES RELATED TO THE 2003 TAX REFORM AND
2006 TAX REFORM REMAIN UNCLEAR IN VIEW OF THE LEGISLATIVE LANGUAGE UTILIZED. THE
ANALYSIS BELOW IS THEREFORE BASED ON OUR CURRENT UNDERSTANDING OF THIS
LEGISLATION.

                             CORPORATE TAX STRUCTURE

GENERAL

     In accordance with the 2006 Tax Reform, the corporate tax rate applicable in 2007 was 29%. This rate was reduced to 27% in 2008 and had been scheduled to be reduced to 26% in 2009 and 25% in 2010 and beyond.

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

     o    Where a company's equity, as calculated under the Inflationary
          Adjustments Law, exceeds the depreciated cost of fixed assets, as calculated under the Inflationary Adjustments Law, a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward linked to the Israeli consumer price index (CPI).

     o    Where a company's depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income. Note that the cost of fixed assets is also calculated under the Inflationary Adjustments Law.

     o    Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the CPI.

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
financial statements.

     The Income tax Law (Inflationary Adjustment Law), 1985 has been abolished from the tax year 2008 subject to transitional provisions.

                      TAXATION OF THE COMPANY SHAREHOLDERS

                                    DIVIDENDS

ISRAELI RESIDENT

     o    INDIVIDUAL - The distribution of dividend by an Israeli resident company to an Israeli resident individual will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a "Significant Shareholder" (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company's means of control at the time of distribution or at any time during the preceding 12 months period).

     o    CORPORATION - Dividend distributed by an Israeli resident corporation to another Israeli resident corporation will be generally exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

NON ISRAELI RESIDENT

     Under the Israeli income tax ordinance non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a "Significant Shareholder" (as defined above), those rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Double Tax Treaty concluded between the State of Israel and U.S. the following rates will apply in respect of dividend distributed by an Israeli resident company to a U.S. resident:

     o    If the U.S. resident is a corporation which holds at the taxable year which precede the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more then 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends - the tax rate is 12.5%.

     o    If both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate applicable to an "approved enterprise"
          under the Israeli Law for the Encouragement of Capital Investments of
          1959- the tax rate is 15%.

     o    In all other cases, the tax rate is 25%.

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

     o    Israeli resident corporation - 0%.

     o    Israeli resident individual - 20%.

     o    Non-Israeli resident - 20% subject to a reduced tax rate under an applicable double tax treaty.

                                CAPITAL GAIN TAX

GENERAL

     Capital gain tax is imposed on the disposal of capital assets by an Israeli resident and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) they are shares or a right to a share in an Israeli resident corporation (iii) they represent a directly or indirectly rights to assets located in Israel. The Israeli Tax Ordinance distinguishes between "Real Gain" and the "Inflationary Surplus". Real Gain is
the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

     Inflationary Surplus, that accrued until December 31, 1993, is subject to a tax rate of 10% while Inflationary Surplus that accrued after this date is exempt from any tax.

CAPITAL GAIN TAX APPLICABLE TO ISRAELI RESIDENT SHAREHOLDERS

The Capital gain accrued at the sale of an asset purchased on or after January
1, 2003 will be taxed as follows:

     o    Individual - The real capital gain will be subject to tax at the rate of 20%. If the shareholder is a Significant Shareholder" (see aforementioned). A capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%.

     o    Corporation - The real capital gain derived by corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the
          Inflationary Adjustment Law, by a corporation, which was subject upon
          31.12.2005 to the provisions of Section 6 of the Inflationary
          Adjustment Law, will be taxed at the corporate tax rate (29% in 2007,
          27% in 2008).

     The Capital gain accrued at the sale of an asset purchased prior to January
1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 48% in 2007, 47% in 2008) and the regular corporate tax rate for corporations (29% in 2007, 27% in 2008) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1,
2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

CAPITAL GAIN TAX APPLICABLE TO NON-ISRAELI RESIDENT SHAREHOLDERS

     Capital gain from the sale of the Shares by a non-Israeli shareholder are exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares at the stock exchange (ii) the seller doesn't have a permanent establishment in Israel to which the derived capital gain is attributed (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gain tax under an applicable tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts U.S.
resident from Israeli capital gain tax in connection with such sale, provided
(i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company's voting power at any time within the 12 - month period preceding such sale; and (ii) the seller, being an individual, is present in
Israel for a period or periods of less than 183 days at the taxable year; and
(iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

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

TAXATION OF INVESTORS ENGAGED IN A BUSINESS OF TRADING SECURITIES

     Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2007 - 29% tax rate for a corporation and a marginal tax rate of up to 48% for individual. in 2008 - 27%
tax rate for a corporation and a marginal tax rate of up to 47% for individual).
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

o    An individual citizen or resident of the United States for U.S. federal income tax purposes;

o    a corporation or partnership (or other entity taxable as a corporation or partnership for U.S. federal tax purposes) created or organized in the
     United States or under the laws of the United States or any political subdivision thereof;

o    an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

o    a trust (i) if, in general, a court within the United States is able to exercise primary supervision over its administration and one or more U.S.
     persons have the authority to control all of its substantial decisions, or
     (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

     Material aspects of U.S. federal income tax relevant to a holder of our ordinary shares that is not a U.S. holder (a "non-U.S. holders") are also discussed below. This discussion considers only U.S. Holders that will own our ordinary shares as capital assets and is not a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase our ordinary shares.

     This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.
This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder in light of such holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

o    are broker-dealers or insurance companies;

o    have elected mark-to-market accounting;

o    are tax-exempt organizations or retirement plans;

o    are financial institutions or financial services entities;

o    hold their shares as part of a straddle, hedge or conversion transaction with other investments;

o    acquired their shares upon the exercise of employee stock options or otherwise as compensation;

o    are, or hold their shares through, partnerships or other pass-through entities;

o    own directly, indirectly or by attribution at least 10% of our voting power; or

o    have a functional currency that is not the dollar.

     In addition, this discussion does not address any aspect of state, local or
non-U.S. tax laws or the possible application of United States federal gift or estate tax.

TAXATION OF DIVIDENDS PAID ON ORDINARY SHARES

     Subject to the discussion below under "Tax Consequences if we were a
Passive Foreign Investment Company," a U.S. holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes.
Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. holder's basis in our ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our ordinary shares. The dividend portion of such distribution generally will not qualify for the dividends received deduction otherwise available to corporations.

     Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of
"qualified dividend income." Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company" (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends.
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
Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but the amount may be claimed as a credit against the individual's U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include rules that limit foreign tax credits allowable for specific classes of income to the U.S. federal income taxes otherwise payable on each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income.

     A U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares:

o    if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend; or

o    to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property.

     Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes.

TAXATION OF THE DISPOSITION OF ORDINARY SHARES

     Subject to the discussion below under "Tax Consequences if we were a
Passive Foreign Investment Company," upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder's basis in the ordinary shares, which is usually the cost to the U.S. holder of the shares, and the amount realized on the disposition. A disposition of shares will be considered to occur on the trade date, regardless of the holder's method of accounting. Capital gain from the sale, exchange or other disposition of our ordinary shares held more than one year will be long-term capital gain, and may, in the case of individual U.S. holders, be subject to a reduced rate of taxation. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S. source income for U.S.
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

TAX CONSEQUENCES IF WE WERE A PASSIVE FOREIGN INVESTMENT COMPANY

     If we were a Passive Foreign Investment Company ("PFIC"), each U.S. holder would (unless it timely made an election to be taxed currently as a "qualified electing fund ("QEF")) be taxable on gain recognized from the disposition of ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain distributions with respect to ordinary shares as if such income had been recognized ratably over the U.S. holder's holding period for the ordinary shares. Tax would be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, U.S. holders who acquire our ordinary shares from decedents
(other than nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent's basis, if lower.

     Generally, we would be a passive foreign investment company, or a "PFIC", for a taxable year if (taking into account certain "look-through" rules with respect to the income and assets of our subsidiaries) either 75% or more of our gross income for such taxable year is passive income or the average percentage
(by value) of our passive assets during such taxable year is at least 50 percent. We believe that because we are and intend to remain an operating business for the foreseeable future, it is very unlikely that we will be deemed a PFIC.

TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF ORDINARY SHARES

     Except as described in "Information Reporting and Back-up Withholding"
below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless:

o    the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment, or in the case of an individual, a fixed place of business, in the United States;

o    the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption;
     or

o    the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

INFORMATION REPORTING AND BACK-UP WITHHOLDING

     U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the United States on, or proceeds from the disposition of, our ordinary shares. In addition, a U.S. holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. A holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided the required information is furnished to the IRS.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     EXCHANGE RATE RISK: The Company regularly assesses currency rate risks to minimize any adverse effects on the Company's business as a result of currency fluctuations.

     The Company's foreign currency exposure gives rise to market risk associated with exchange rate movements of the NIS, the Company functional and reporting currency, against the USD and Euros. Most of the Company's purchases are denominated in USD and Euros, whereas its income and other expenses are denominated mostly in NIS. Consequently, devaluation of the NIS against the other currencies may cause a negative impact on the Company profit margins.

     The Company strives to minimize market risks arising from exchange rates and the cost of imported goods, especially by opening wide documentary credits for suppliers abroad and holding foreign currency surpluses, initiates forward transactions and foreign currency options.

     CREDIT RISK: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Despite the Company's large number of clients (over 1,000 in Israel), a major and significant part of its sales are made to only a limited number of customers
(mainly in the organized market). The Company generally does not require and does not receive collateral from those major customers. However, it does require and receive collateral from most of the remainder of its clients to insure security of collecting payments. The Company maintains an allowance for doubtful debts, based upon factors surrounding the credit risk of specific customers, historical trends and other information which management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of the
Company's major clients defaults on its payment obligations to us (such as Club
Market - see "Item 4. Information on the Company - B. Business Overview -
Customers"), the Company will not possess sufficient collateral to collect the entire debt. The Company strives to minimize the credit risks by constantly reviewing the credit it extends to customers versus the collateral it receives.
As a result, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so in the future.

     INTEREST RATE RISK: The Company Invest part of its cash reserves in instruments that bear fixed interest rate. The company as part of its investing policy invests part of its cash reserves in bonds and convertible debentures that bears fixed interest rate as a result the company is espoused to changes in interest rates.

     The table below details the sensitive analysis in respect to exposure relating to investment in instruments with fix interest rate:

                          Gain (loss) from interest change   Fair value  Gain (loss) from interest change
                               ------------------------       --------       -----------------------

Change in Interest as
  % of interest rate              (10)%            (5)%                           5%            10%

 Increase\decrease in
   financial Income               (80)            (40)          9,749            40             80

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
         PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     Not applicable.

ITEM 15T. CONTROLS AND PROCEDURES

     (a) DISCLOSURE CONTROLS AND PROCEDURES

     Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO,
are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules13a-15(e) and 15d-15(e) under the Securities
Exchange Act of 1934, as amended). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities
Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2007.
Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to meet these objectives.

     (b) MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL
REPORTING.

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and
15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

     o    pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

     o    provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

     o    provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

     Our management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and presentation, and may not prevent or detect all misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Our management (with the participation of the CEO and CFO) assessed the effectiveness of our internal control over financial reporting as of December
31, 2007. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in "Internal Control
- Integrated Framework" issued by the Committee of Sponsoring Organizations of the Tread way Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December
31, 2007 based on these criteria.

     This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.
Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange
Commission that permit us to provide only management's report in this Annual
Report.

     (c) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. - AUDIT COMMITTEE FINANCIAL EXPERT

     The Company's Board of Directors has determined that Ariel Herzfeld is the
"audit committee financial expert" for the Company, as such term is defined in
Item 16A of Form 20-F. Mr. Herzfeld serves on the Company's Audit Committee of the Board of Directors. All the members of the Audit Committee are "independent directors" as defined in the Nasdaq listing standards applicable to us.

ITEM 16B. - CODE OF ETHICS

     On June 23, 2004, the Company's Board of Directors adopted a Code of Ethics for the Company that applies to all directors, officers and other employees of the Company. A copy of the Code of Ethics is available for review on the
Company's website at www.willi-food.co.il.

ITEM 16C. - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for professional services and other services rendered by Brightman Almagor & Co. in Israel, a member of firm of Deloitte Touche Tomhatsu to the Company in 2007 and 2006.

                                     NIS 2007     NIS 2006     USD 2007     USD 2006
                                     -------      -------      -------      -------

Audit Fees (1)                       240,000      240,000       62,000       62,000
SOX Fees (2)                         154,000           --       40,000           --
Tax Fees (3)                          10,000           --        3,000           --
TOTAL                                404,000      240,000      105,000       62,000

     (1) Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

     (2) SOX Fees include fees billed for services for Sarbanes Oxley ("SOX")
readiness and compliance including risk assessment and project plan, and process documentation accordingly to the SOX requirements including gap analysis and remediation plan.

     (3) Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority.

The non audit fees Brightman Almagor & Co. charged the Company in 2007
(including tax fees and SOX fees as mentioned above) were approved before by the
Audit Committee of the Company.

ITEM 16D. - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. - PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED
            PURCHASERS

     Below is a list of purchases of the Company's ordinary shares by affiliated purchasers during calendar year 2007 and from January 1, 2008 to June 25, 2008.
There were no purchases by the Company of the Company's ordinary shares during such periods.

                                                        TOTAL NUMBER
                                                         OF SHARES     MAXIMUM NUMBER
                                                        PURCHASED AS     OF SHARES
                                                          PART OF       THAT MAY YET
                        TOTAL NUMBER      AVERAGE         PUBLICLY      BE PURCHASED
                         OF  SHARES      PRICE PAID   ANNOUNCED PLANS    UNDER PLANS
      PERIOD              PURCHASED       PER SHARE     OR PROGRAMS      OR PROGRAMS
-------------------      ----------      ----------      ----------      ----------
                                         WILLI FOOD
-----------------------------------------------------------------------------------
December 10, 2007 -
December 18, 2007            15,260           5.922             N/A             N/A
-------------------      ----------      ----------      ----------      ----------
January 4, 2008 -
January 28, 2008            412,800           5.274             N/A             N/A
-------------------      ----------      ----------      ----------      ----------
                             Mr. Arieh Bar Lev (Arcadi Gaydamak)
-----------------------------------------------------------------------------------
May 28, 2008                167,000            6.80             N/A             N/A
-------------------      ----------      ----------      ----------      ----------

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
NUMBER         DESCRIPTION

+1.1           Memorandum of Association of the Company, as amended (1)

1.2            Articles of Association of the Company, as amended (4)

2.1            Specimen of Certificate for ordinary shares (2)

4.1            Share Option Plan (2)

+4.2           Management Agreement between the Company and Yossi Willi
               Management Investments Ltd., dated June 1, 1998 (3)

+4.3           Amendment to the Management Agreement between the Company and
               Yossi Willi Management Investments Ltd., dated August 1, 2005 (4)

+4.4           Management Agreement between the Company and Zwi W. & Co.
               Ltd., dated June 1, 1998 (3)

+4.5           Amendment to the Management Agreement between the Company and Zwi
               W. & Co., Ltd., dated August 1, 2005 (4)

+4.6           Lease of Company's premises with Titanic Food Ltd., dated
               November 23, 1998 (3)

+4.7           Services Agreement between the Company and Willi Food, dated
               April 1, 1997 (3)

+4.8           Transfer Agreement between the Company and Gold Frost dated
               February 16, 2006 (4)

+4.9           Lease agreement for Logistics Center between the Company and Gold
               Frost dated February 16, 2006 (4)

4.10           Relationship Agreement between the Company, Gold Frost, Willi
               Food, Zwi Williger and Joseph Williger dated February 28, 2006
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

4.15           Asset Purchase Agreement, dated as of January 19, 2007, by and among the Company, WF Kosher Food Distributors, Ltd., Laish
               Israeli Food Products Ltd. and Arie Steiner.(6)

+4.16          Agreement, dated February 11, 2007, between the Company and Mr.
               Ya'acov Baron, Ms. Hedva Baron, Mr. Li'or Baron, Ms. Gozlan Or'na
               and Ms. Michal Baron Sha'hak. (6)

+4.17          Agreement, dated January 2, 2008, between the Company and Mr.
               Jacob Ginsberg, Mr. Amiram Guy and Shamir Salads 2006 Ltd. *

4.18           Share Purchase Agreement, dated February 13, 2008, between Gold
               Frost and Kirkeby Cheese Export A/S. *

4.19           Shareholders Agreement, dated February 13, 2008, between Gold
               Frost and Kirkeby Cheese Export A/S. *

4.20           Co-operation Agreement, dated January 1, 2008, between Kirkeby
               Cheese Export A/S, Haarby Mejeri/Kirkeby Dairy ApS and Kirkeby
               International Foods A/S. *

8              Subsidiaries of the Company (4)

8.1            Subsidiaries of the Company *

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

---------------

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

(5)            Incorporated by reference to the Company's Registration Statement on Form F-3, File No. 333-138200.

(6)            Incorporated by reference to the Company's Annual Report on Form
               20-F for the fiscal year ended December 31, 2006.

*              Filed Herewith

                        G. WILLI-FOOD INTERNATIONAL LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2007

                        G. WILLI-FOOD INTERNATIONAL LTD.

                                    CONTENTS

                                                                    PAGE
                                                                --------------

REPORT OF REGISTERED ACCOUNTING FIRM                                F - 2

CONSOLIDATED FINANCIAL STATEMENTS:

   Balance sheets                                                   F - 3

   Statements of operations                                         F - 4

   Statements of shareholders' equity                               F - 5

   Statements of cash flows                                     F - 6 - F - 8

   Notes to the financial statements                            F - 9 - F - 36
Brightman Almagor 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                                                   TO THE BOARD OF DIRECTORS AND
                                SHAREHOLDERS OF G. WILLI-FOOD INTERNATIONAL LTD.

We have audited the accompanying consolidated balance sheets of G. WILLI-FOOD
INTERNATIONAL LTD. ("the Company") and its subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders'
equity and cash flows for each of the three years in the period ended December
31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2007, in conformity with generally accepted accounting principles in Israel.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tomhatsu

Tel-Aviv, Israel
March 31, 2008

                                     F - 2

                        G. WILLI-FOOD INTERNATIONAL LTD.
                           CONSOLIDATED BALANCE SHEETS

                                                                                       DECEMBER 31,
                                                                         ---------------------------------------
                                                                NOTE     2 0 0 7          2 0 0 6      2 0 0 7 (*)
                                                              --------   --------        --------       --------
                                                                                   NIS                 US DOLLARS
                                                                         ------------------------       --------
                                                                                      (IN THOUSANDS)
                                                                         ---------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                               61,649          91,398         16,029
    Marketable securities                                                  31,267          13,945          8,130
    Trade accounts receivable                                              63,728          48,163         16,570
    Receivables and other current assets                         3          4,630           4,499          1,204
    Inventories                                                            29,166          19,101          7,583
                                                                         --------        --------       --------
       Total current assets                                               190,440         177,106         49,516
                                                                         --------        --------       --------

FIXED ASSETS                                                     4
    Cost                                                                   55,310          49,213         14,381
    Less: accumulated depreciation and amortization                         8,355           6,442          2,172
                                                                         --------        --------       --------
                                                                           46,955          42,771         12,209
                                                                         --------        --------       --------

OTHER ASSETS, NET                                                5          2,221              94            577
                                                                         ========        ========       ========
                                                                          239,616         219,971         62,302
                                                                         ========        ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Short term bank credit                                                  5,978               -          1,554
    Trade accounts payable                                                 33,961          20,137          8,830
    Due to related parties                                                  3,945           5,677          1,026
    Payables and other current liabilities                       6          3,367           6,969            875
                                                                         --------        --------       --------
       Total current liabilities                                           47,251          32,783         12,285
                                                                         --------        --------       --------

    Accrued severance pay, net                                   7            460             347            120
                                                                         --------        --------       --------

COMMITMENTS AND CONTINGENT LIABILITIES                           8

WARRANTS TO ISSUE SHARES OF SUBSIDIARY                                          -             348              -
                                                                         --------        --------       --------

MINORITY INTEREST                                                          18,613          14,754          4,840
                                                                         --------        --------       --------

SHAREHOLDERS' EQUITY                                             9
    Share capital:
       Ordinary shares NIS 0.10 par value
       (authorized - 50,000,000 shares
        and outstanding  - 10,267,893 shares at December
       31, 2007; 10,267,893 shares at December 31, 2006)                    1,113           1,113            289
      Foreign currency translation adjustment                                (414)              -           (107)
      Additional paid-in capital                                           61,350          61,350         15,951
      Retained earnings                                                   111,243         109,276         28,924
                                                                         --------        --------       --------
                                                                          173,292         171,739         45,057
                                                                         ========        ========       ========
                                                                          239,616         219,971         62,302
                                                                         ========        ========       ========

(*)  Convenience translation into U.S. dollars.

    The accompanying notes are an integral part of the financial statements.

                                     F - 3

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   YEAR ENDED DECEMBER 31,
                                                -------------------------------------------------------------
                                     NOTE        2 0 0 7          2 0 0 6           2 0 0 5        2 0 0 7 (*)
                                  ----------    ----------       ----------       ----------       ----------
                                                                     NIS                           US DOLLARS
                                                --------------------------------------------       ----------
                                                            (IN THOUSANDS, EXCEPT FOR SHARE DATA)
                                                -------------------------------------------------------------

 Sales                                12A          249,693          191,460          166,282           64,923
 Cost of sales                        12B          198,827          143,581          128,215           51,697
                                                ----------       ----------       ----------       ----------

    GROSS PROFIT                                    50,866           47,879           38,067           13,226
                                                ----------       ----------       ----------       ----------

 Operating expenses:

    Sales and marketing               12C           24,404           21,100           15,771            6,345
    General and administrative        12D           18,963           14,151           13,544            4,931
    Impairment of goodwill                           3,054                -                -              794
                                                ----------       ----------       ----------       ----------
       Total operating expenses                     46,421           35,251           29,315           12,070
                                                ==========       ==========       ==========       ==========

    OPERATING INCOME                                 4,445           12,628            8,752            1,156

 Financing income, net                12E            1,856            4,925            2,501              482
 Other income, net                                     470           18,248               35              122
                                                ----------       ----------       ----------       ----------

    INCOME BEFORE INCOME TAXES                       6,771           35,801           11,288            1,760

 Income taxes                          10            2,517            5,379            3,567              654
                                                ----------       ----------       ----------       ----------

 Income after taxes on income                        4,254           30,422            7,721            1,106
 Minority interest                                   2,287            1,807                -              595
                                                ----------       ----------       ----------       ----------

    NET INCOME                                       1,967           28,615            7,721              511
                                                ==========       ==========       ==========       ==========

EARNINGS PER SHARE (EPS)
   Basic                                              0.19             3.17              0.9             0.05
                                                ==========       ==========       ==========       ==========

   Diluted                                            0.19             3.12              0.9             0.05
                                                ==========       ==========       ==========       ==========
   Shares used in computation
     of basic and diluted EPS                   10,267,893        9,028,223        8,615,000       10,267,893
                                                ==========       ==========       ==========       ==========

(*)  Convenience translation into U.S. dollars.

    The accompanying notes are an integral part of the financial statements.

                                     F - 4

                        G. WILLI-FOOD INTERNATIONAL LTD.
                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                     NUMBER                                           FOREIGN
                                       OF                                             CURRENCY                             TOTAL
                                    ORDINARY          SHARE          ADDITIONAL      TRANSLATION         RETAINED       SHAREHOLDERS'
                                     SHARES          CAPITAL      PAID-IN CAPITAL     ADJUSTMENT         EARNINGS          EQUITY
                                   ----------       ----------       ----------       ----------        ----------        ----------
                                                                                         NIS
                                                    --------------------------------------------------------------------------------
                                                                                    (IN THOUSANDS)
                                                    --------------------------------------------------------------------------------

BALANCE - JANUARY 1, 2005           8,615,000              948           20,258                -            77,694            98,900

Declared dividend                           -                -                -                -            (4,754)           (4,754)

Net income for the year                     -                -                -                -             7,721             7,721
                                   ----------       ----------       ----------       ----------        ----------        ----------

BALANCE - DECEMBER 31, 2005         8,615,000              948           20,258                -            80,661           101,867

Private placement                   1,652,893              165           41,092                -                 -            41,257

Net income for the year                     -                -                -                -            28,615            28,615
                                   ----------       ----------       ----------       ----------        ----------        ----------

BALANCE - DECEMBER 31, 2006        10,267,893            1,113           61,350                -           109,276           171,739

Foreign currency translation
   adjustment                               -                -                -             (414)                -              (414)

Net income for the year                     -                -                -                -             1,967             1,967
                                   ----------       ----------       ----------       ----------        ----------        ----------

BALANCE - DECEMBER 31, 2007        10,267,893            1,113           61,350             (414)          111,243           173,292
                                   ==========       ==========       ==========       ==========        ==========        ==========

    The accompanying notes are an integral part of the financial statements.

                                     F - 5

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------------------
                                                        2 0 0 7        2 0 0 6        2 0 0 5      2 0 0 7 (*)
                                                        -------        -------        -------        -------
                                                                         NIS                       US DOLLARS
                                                        -------------------------------------        -------
                                                                           (IN THOUSANDS)
                                                        ----------------------------------------------------

CASH FLOWS - OPERATING ACTIVITIES

Net income                                                1,967         28,615          7,721            511

ADJUSTMENTS TO RECONCILE NET INCOME TO NET
   CASH PROVIDED BY OPERATING ACTIVITIES:

Minority interest                                         2,287          1,807              -            595
Depreciation and amortization                             5,440          1,207          1,252          1,414
Deferred income taxes                                      (433)           322             34           (112)
Loss (gain) from sale of fixed assets                       (16)            50            (35)            (4)
Unrealized loss (gain) on marketable securities              56         (1,316)          (755)            14
Accrued severance pay, net                                  113             48            114             29
Gain on share issuance by subsidiary                          -        (18,040)             -              -

CHANGES IN ASSETS AND LIABILITIES:
Decrease (Increase) in:
   Trade accounts receivable                            (11,867)           233         (7,509)        (3,085)
   Receivables and other current assets                     305          3,137         (6,523)            79
   Inventory                                             (2,628)        11,697         (3,659)          (683)
Increase (decrease) in:
   Trade accounts payable                                18,271         (4,712)           872          4,750
   Payables and other current liabilities                (5,205)         1,941          1,195         (1,353)
    Decrease in value of warrants to issue shares
       of subsidiary                                       (348)        (1,067)             -            (90)
                                                        -------        -------        -------        -------
NET CASH PROVIDED BY (USED IN) OPERATING
  ACTIVITIES                                              7,942         23,922         (7,293)         2,065
                                                        -------        -------        -------        -------

(*)  Convenience translation into U.S. dollars.

    The accompanying notes are an integral part of the financial statements.

                                     F - 6

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Continued)

                                                                                 YEAR ENDED DECEMBER 31,
                                                                   ----------------------------------------------------
                                                                   2 0 0 7        2 0 0 6        2 0 0 5      2 0 0 7 (*)
                                                                   -------        -------        -------        -------
                                                                     NIS            NIS            NIS         US DOLLARS
                                                                   -------        -------        -------        -------
                                                                                      (IN THOUSANDS)
                                                                   ----------------------------------------------------

CASH FLOWS - INVESTING ACTIVITIES
Long term deposit                                                     (131)             -              -            (34)
Purchase of additional shares in subsidiary                           (182)             -              -            (47)
Acquisition of subsidiary in a business combination (b)            (15,400)             -              -         (4,004)
Proceeds from realization (purchase) of marketable
  securities, net                                                  (17,378)        (9,400)          (780)        (4,519)
Additions to fixed assets                                          (11,259)       (22,971)       (14,889)        (2,927)
Proceeds from sale of fixed assets                                      16            511             51              4
                                                                   -------        -------        -------        -------
  NET CASH USED IN INVESTING ACTIVITIES                            (44,334)       (31,860)       (15,618)       (11,527)
                                                                   -------        -------        -------        -------

CASH FLOWS - FINANCING ACTIVITIES
Proceeds from public listing of subsidiary                               -         32,402              -              -
Cash dividend                                                            -         (4,754)             -              -
Short-term bank borrowings, net                                      6,781              -         (2,489)         1,763
Proceeds from private placement                                          -         41,257              -              -
                                                                   -------        -------        -------        -------
NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES                                               6,781         68,905         (2,489)         1,763
                                                                   -------        -------        -------        -------

Effect of exchange rate changes on cash and cash equivalents
  in subsidiary                                                       (138)             -              -            (36)
                                                                   =======        =======        =======        =======

Net change in cash and cash equivalents                            (29,749)        60,967        (25,400)        (7,735)

Cash and cash equivalents at beginning of year                      91,398         30,431         55,831         23,764
                                                                   -------        -------        -------        -------

Cash and cash equivalents at end of year                            61,649         91,398         30,431         16,029
                                                                   =======        =======        =======        =======

SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION
CASH PAID DURING THE PERIOD FOR:
Interest                                                                 -              -              9              -
                                                                   =======        =======        =======        =======
Taxes                                                                  763          4,168          2,596            198
                                                                   =======        =======        =======        =======

(*)  Convenience translation into U.S. dollars.

    The accompanying notes are an integral part of the financial statements.

                                     F - 7

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Continued)

                                                                            YEAR ENDED DECEMBER 31,
                                                                 -------------------------------------------
                                                                 2 0 0 7      2 0 0 6     2 0 0 5   2 0 0 7 (*)
                                                                 -------      -------     -------    -------
                                                                   NIS          NIS         NIS     US DOLLARS
                                                                 -------      -------     -------    -------
                                                                                 (IN THOUSANDS)
                                                                 -------------------------------------------

(B) ACQUISITION OF SUBSIDIARY IN A BUSINESS COMBINATION
    Working capital (excluding cash and cash equivalents)         11,978            -           -      3,114
    Fixed assets, net                                                208            -           -         54
    Other assets, net                                              3,214            -           -        836
                                                                 -------      -------     -------    -------
                                                                  15,400            -           -      4,004
                                                                 =======      =======     =======    =======

(C) SUPPLEMENTAL CASH FLOW INFORMATION:

    Acquisition of fixed assets on credit                              -        6,219           -          -
                                                                 =======      =======     =======    =======

(*)  Convenience translation into U.S. dollars.

    The accompanying notes are an integral part of the financial statements.

                                     F - 8

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

     G. Willi-Food International Ltd. ("the Company") was incorporated in Israel in January 1994 and is engaged in the import, export, marketing and distribution of food products.

     The Company is a subsidiary of Willi-Food Investments Ltd. ("the parent company"). The shares of the parent company are registered for trade on the
     Tel-Aviv Stock Exchange.

     ACQUISITION OF SUBSIDIARIES:

     A.   In January 19, 2007, the Company established a fully-owned subsidiary in the US, WF Kosher Food Distributors LTD. ("WF") in order to acquire the operations and assets (including inventory, account receivables, and account payables) of Laish Israeli Food Products Ltd., a U.S.
          importer and distributor of kosher food products for approximately NIS
          15.4 million ($4 million) in cash. The sources for the purchase price are a bank loan in the amount of NIS 6.6 million ($1.7 million) taken by WF and cash on hand from the company. As a result of the acquisition, the Company recorded goodwill in the amount of approximately NIS 3.1 million.

          In a routine check conducted in WF, it was discovered that certain receivables might not be recoverable. As a result the Company concluded that an allowance for those accounts, in the amount of NIS
          2.2 million ($0.57 million) is required. In addition, it was discovered that an inventory, in the amount of NIS 3.2 million ($0.83 million), may not be realizable and was written off.

          The Company also checked for impairment of the goodwill assigned to WF in the acquisition and determined that it has to be written off in its entirety. The amount of goodwill written off was NIS 3.1 million
          ($0.81 million).

     B.   On February 13, 2007, the company signed an agreement with the Baron family (an unrelated third party), kosher food exporters located in
          Israel, to form a joint global kosher trade and export company ("Joint
          Company"). The Company will hold a 50.1% interest, and the Baron family will hold the remaining interest. In consideration for the
          50.1% interest, the Company will pay up to $2 million in owner's loans, as needed. Of this amount, an amount equal to two times net profit before tax during the first four full consecutive quarters
          (after closing) will be converted into equity, up to a maximum amount of $1 million. The loan will be repaid prior to any dividend distribution. As of December 31, 2007, the Company paid the Joint
          Company the amount of $1 million. Under the terms of the agreement, all of the current food export operations of the Baron family will be executed under the new entity. Under the terms of the agreement, the
          Joint Company will be engaged in the food export activities performed until now by the Baron Family, which involved the export of kosher products from more than 100 suppliers, predominantly from Israel, to the U.S., Canada, England, Belgium, France, Switzerland, Australia,
          South Africa, Mexico, Argentina and Chile. Product categories currently exported include candies, preserves, cakes and cookies, snacks, cereals, frozen pastries and ice creams, baby food and general grocery items.

                                     F - 9

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

     C.   CESSATION OF FINANCIAL STATEMENT ADJUSTMENT AND CHANGE TO REPORTING IN
          REPORTED AMOUNTS - STANDARD NO. 12

          (1)  DEFINITIONS

               Adjusted Amount - historical nominal amount adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003, in accordance with Opinion No. 36 of the Institute of Certified
               Public Accountants in Israel.

               Reported Amount - Adjusted Amount plus amounts in nominal terms added subsequent to December 31, 2003, and less amounts
               subtracted after that date.

          (2)  GENERAL

               On January 1, 2004, Accounting Standard No. 12 of the Israel
               Accounting Standards Board ("IASB") ("Standard 12") came into force and effect. In accordance with the provisions of Standard
               12, adjustment of financial statements to the inflation shall cease commencing January 1, 2004, with adjusted amounts of non-monetary items which were included in the balance sheet as of
               December 31, 2003, used as basis for the nominal financial reporting as and from January 1, 2004. Amounts presented in the financial statements for all periods were, therefore, included in values to be hereinafter referred to as - "Reported amounts".

               The Company maintains its accounting records on a current basis in nominal NIS. Nominal amounts were adjusted to their respective reported amounts herein, based on the principles detailed in section 2 below, in accordance with the provisions of Standard
               12.

               The term "cost" in the financial statements indicates cost in reported amounts, unless otherwise stated.

          (3)  PRINCIPLES OF ADJUSTMENT APPLICABLE FOR FINANCIAL STATEMENTS IN
               REPORTING AMOUNTS

               a.   BALANCE SHEET ITEMS

                    Non-monetary items (items whose balances reflect historical value at acquisition or upon establishment) are presented at their Adjusted Amounts as of December 31, 2003 plus
                    additions and dispositions occurring subsequent to such
                    date.

                    Monetary items (items whose balance sheet amount reflects
                    their current value or realization value at the balance
                    sheet date) are presented at their nominal value as of the balance sheet date.

                    Investments in Subsidiaries are presented based on the
                    financial statements of these companies prepared in
                    accordance with the guidance of Standard No. 12.

                                     F - 10

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     C.   CESSATION OF FINANCIAL STATEMENT ADJUSTMENT AND CHANGE TO REPORTING IN
          REPORTED AMOUNTS - STANDARD NO. 12 (CONT.)

          (3)  PRINCIPLES OF ADJUSTMENT APPLICABLE FOR FINANCIAL STATEMENTS IN
               REPORTING AMOUNTS (CONT.)

               b.   STATEMENT OF OPERATIONS ITEMS

                    Income and expenses reflecting transactions, and financial income and expenses, are presented at their nominal value.

                    Income and expenses deriving from non-monetary items (mainly depreciation, amortization and changes in inventory) were
                    presented in a manner corresponding to the presentation of the related non-monetary balance sheet item, as illustrated above.

                    The Company's share in the results of Subsidiaries is
                    determined based on the financial statements of these
                    companies prepared in accordance with the guidance of
                    Standard No. 12.

               c.   PRINCIPLES OF CONSOLIDATION

                    The consolidated financial statements include consolidation of the financial statements of all Subsidiaries. Material
                    inter-company balances and transactions of and between
                    Subsidiaries have been fully eliminated.

                    The unallocated excess cost due to investment in an investee deriving from the difference between the fair value of the investee's identifiable assets (including intangible assets)
                    over the fair value of its identifiable liabilities (after deferred taxes) at the acquisition date is goodwill which is being disclosed under other asset.

     D.   CASH AND CASH EQUIVALENTS

          Cash and cash equivalents include bank deposits, available for immediate withdrawal, as well as unrestricted short-term deposits with maturities of less than three months from the date of deposit.

     E.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts is computed on the specific identification basis for accounts whose collectibility, on management's estimation, is uncertain.

          Financial statements in reported amounts.

     F.   EXCHANGE RATES AND LINKAGE BASIS

          (1)  Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel, that were prevailing at the balance sheet date.

                                     F - 11

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     F.   EXCHANGE RATES AND LINKAGE BASIS (CONT,)

          (2)  Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and in the Israeli CPI:

                                              REPRESENTATIVE
                                               EXCHANGE RATE
                                               ------------
                                               OF THE DOLLAR           CPI
                                               ------------      "IN RESPECT OF"
                                               (NIS PER $1)        (IN POINTS)
                                               ------------        -----------

               AS OF:
               December 31, 2007                  3.846              191.15
               December 31, 2006                  4.225              184.87
               December 31, 2005                  4.603              185.05

                                                    %                   %
                                               ------------        -----------
               INCREASE (DECREASE)
               DURING THE YEAR ENDED:
               December 31, 2007                  (9.0)                3.4
               December 31, 2006                  (8.2)                  -
               December 31, 2005                   6.8                 2.4

          (3)  Exchange-rate differences are charged to operations as incurred.

          CPI-linked balances are stated using the specific index to which the balances are linked.

     G.   CONVENIENCE TRANSLATION

          The adjusted financial statements as of December 31, 2007 and for the year then ended have been translated into United States dollars using the representative exchange rate at December 31, 2007 as published by the Bank of Israel (US$ 1.00 = NIS 3.846). The translation was made solely for the convenience of readers in the United States.

          It should not be construed that the translated dollar figures actually represent, or could be converted into, US dollars.

     H.   MARKETABLE SECURITIES

          Marketable securities are classified as "trading" and are stated at fair market value.

     I.   INVENTORIES

          Inventories are stated at the lower of cost or net realizable value.
          Cost is determined for raw materials, auxiliary materials and finished products on the basis of weighted moving average cost per unit method.
          Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

                                     F - 12

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     J.   FIXED ASSETS

          Fixed assets are stated at cost, with depreciation computed by the straight-line method over the assets' estimated useful lives, as follows:

                                                                    YEARS
                                                                    -----

          Mechanical equipment                                        10
          Buildings                                                   25
          Motor vehicles                                              5
          Office furniture and equipment                            6.7-16
          Computers and peripheral equipment                         3-5

          Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease, or the estimated useful life of the improvements.

          The Company assesses the recoverability of the carrying amount of its fixed assets, when circumstances exist, based on expected undiscounted cash flows. If an asset's carrying amount is not expected to be recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets.

     K.   DEFERRED INCOME TAXES

          The Company records deferred income taxes in accordance with Standard
          No. 19 "INCOME TAXES" of the Israeli Accounting Standards Board, to
          reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

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

     L.   GOODWILL AND OTHER INTANGIBLES ASSETS

          In January 2006, the company adopted Accounting Standard No. 20
          (Revised) "Accounting Treatment of Goodwill and Other Intangibles upon the Acquisition of an Investee", which applies to financial statements covering periods beginning on January 1, 2006 ("the Effective Date".)

          According to the standard, the excess of acquisition cost of an investment in an investee over the share of the company holding the fair value of the investee's identifiable assets, including intangibles, net of the fair value of identifiable liabilities (after tax allocation) at acquisition, constitutes goodwill. Recognition of an intangible asset independently of goodwill should take place only if the intangible asset is identifiable based on the criteria outlined in the standard.

                                     F - 13

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     L.   GOODWILL AND OTHER INTANGIBLES ASSETS (CONT.)

          Goodwill will not be amortized but will rather be examined once a year or more frequently should signs indicate goodwill impairment.
          Moreover, should a negative goodwill be created upon acquisition it would be recognized as a gain and immediately allocated to operations and not amortized. The standard distinguishes between intangible assets which have defined useful lives and those that do not, stating that the former should be amortized while the latter should not while rather examined whether any signs indicate impairment.

          Comparative figures covering periods before the effective date should not be restated and starting on the Effective Date, the goodwill presented in the 2005 annual financial statements will no longer be amortized, with the Company periodically examining the goodwill's net book value, as noted above.

          For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired.
          If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

          On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

          In January 2007 the company adopted Accounting Standard No. 30
          "Intangibles assets".

          Intangible assets which have defined useful lives are depreciated by the estimated economic lives, as follows:

                                                                  YEARS
                                                            -----------------

          Suppliers list                                            7
          Backlog                                           fully depreciated

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

                                     F - 14

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     N.   CUSTOMER INCENTIVES

          The Company is obligated to pay incentives to certain customers based on the volume of sales. The incentive is computed as a percentage of the annual volume or as a percentage of the increase in volume of sales to such customers in excess of a certain agreed amount, and is generally paid at the beginning of each year in respect of the previous year. The Company presents its revenues as net of such incentives, calculated based on the volume of sales.

     O.   STOCK-BASED COMPENSATION

          In January 2006, the company adopted Accounting Standard No. 24
          "Share-Based Compensation" (the "Standard"), for the recognition in the financial statements of share-based payments for employees and directors. Costs associated with grants of shares and options to employees and directors are expensed over the vesting period of each grant. Said costs are determined based on the fair value of the grants at each grant date.

          As for the periods before the adoption of the Standard, the Company accounted for employee and director stock-based compensation in accordance with Accounting Principles Board Opinion No. 25,
          "Accounting for Stock Issued to Employees" ("APB 25") and
          authoritative interpretations thereof. Accordingly, the Company accounted for share options granted to employees and directors based on the intrinsic value of the options on the measurement date.

          See Note 14C for pro forma disclosures required by SFAS 123.

     P.   EARNINGS PER SHARE

          In January 2006, the company adopted Accounting Standard No. 21,
          "Earnings Per Share" (the "Standard").

          With the initial adoption of the Standard, Opinion No. 55 of the
          Institute of Certified Public Accountants in Israel - Earnings per
          share was cancelled.

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
          shares.

     Q.   TRANSACTIONS BETWEEN THE COMPANY AND ITS CONTROLLING SHAREHOLDER

          In January 2007, the Company adopted Accounting Standard No. 23, "The
          Accounting Treatment of Transactions between an Entity and its
          Controlling Shareholder" (Standard 23). Standard 23 replaces the
          Securities Regulations (Financial Statement Presentation of
          Transactions between a Company and its Controlling Shareholder) - 1996 and provides that assets and liabilities included in a transaction between the entity and its controlling shareholder shall be measured on the date of the transaction at fair value and that the difference between the fair value and the consideration from the transaction shall be included in shareholders' equity including related income taxes.

                                     F - 15

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     R.   RECLASSIFICATION

          Certain prior years amounts have been reclassified in conformity with current year's financial statements presentation.

     S.   IMPACT OF RECENTLY-ISSUED ACCOUNTING STANDARDS

          ISRAELI GAAP:

               ACCOUNTING STANDARD NO. 29 "ADOPTION OF INTERNATIONAL FINANCIAL
               REPORTING STANDARDS"

               In July 2006, the Israeli Accounting Standards Board published
               Accounting Standard No. 29 - "Adoption of International Financial
               Reporting Standards" - IFRS ("the Standard").

               According to the Standard, an entity subject to the Israeli
               Securities Law and authoritative Regulations thereunder
               (including dual listed companies), excluding foreign corporations, that do not prepare their financial statements in accordance with Israeli GAAP, as defined by this Law will be required to prepare financial statements in accordance with the IFRS and related interpretations published by the International Accounting
               Standards Board, for the reporting periods commencing January 1,
               2008, including interim periods.

               An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only
               2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

               Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, "First-time Adoption of IFRS
               Standards", which establishes guidance on implementing and transitioning from financial reporting based on domestic national accounting standards to reporting in accordance with IFRS. IFRS
               No. 1 supersedes the transitional provisions established in other
               IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts.
               Nevertheless, IFRS No. 1 grants exemptions on certain issues by allowing the alternative of not applying the retroactive
               application in respect thereof.

               The Standard allows for earlier application in a manner by which applicable entities may convert their financial statements published subsequent to July 31, 2006 to the IFRS. Management has decided to adopt the IFRS commencing January 1, 2008.

               Since the requirements of the standard do not apply on the
               Company this financial statements do not include opening
               balance-sheet amounts as of January 1, 2007 based on the IFRS.

                                     F - 16

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     S.   IMPACT OF RECENTLY-ISSUED ACCOUNTING STANDARDS (CONT.)

          US GAAP:

               In September 2006, the FASB issued SFAS No. 157, "Fair Value
               Measurements" (SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value, and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for the
               Company beginning in the first quarter of fiscal year 2008. The
               Company does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated financial statements.

               In February 2007, the FASB issued SFAS No. 159, "The Fair Value
               Option for Financial Assets and Financial Liabilities" (SFAS No.
               159). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings.

               A business entity will report unrealized gains and losses on items for which the fair value option has been elected in
               earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire
               instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, although earlier adoption is permitted. The Company does not expect the adoption of SFAS No.
               159 to have a material impact on its consolidated financial statements.

               In June 2007, the FASB ratified Emerging Issues Task Force (EITF)
               Issue No. 07-3, "Accounting for Nonrefundable Advance Payments
               for Goods or Services to Be Used in Future Research and
               Development Activities" (EITF 07-3). EITF 07-3 requires
               non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as an asset and the payments to be expensed when the research and development activities are performed. EITF 07-3 applies
               prospectively for new contractual arrangements entered into beginning in the first quarter of fiscal year 2008. We currently recognize these non-refundable advanced payments as an expense upon payment. The adoption of EITF 07-3 is not expected to have a significant impact on the Company's consolidated financial statements.

                                     F - 17

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     S.   IMPACT OF RECENTLY-ISSUED ACCOUNTING STANDARDS (CONT.)

          US GAAP: (CONT.)

               In December 2007, the FASB issued SFAS No. 141(Revised 2007)
               "Business Combinations" ("SFAS 141(R)") and SFAS No 160,
               "Non-controlling Interests in Consolidated Financial Statement"
               ("SFAS 160"). SFAS 141(R) requires the acquiring entity in a business combination to record all assets acquired and
               liabilities assumed at their respective acquisition-date fair values and changes other practices under FAS 141, some of which could have a material impact on how we account for business combinations. SFAS 141(R) also requires additional disclosure of information surrounding a business combination, such that users of the entity's financial statements can fully understand the nature and financial impact of the business combination. SFAS 160 requires entities to report non-controlling (minority) interests in subsidiaries as equity in the consolidated financial
               statements. We are required to adopt SFAS 141(R) and SFAS 160 simultaneously in our fiscal year beginning after December 15,
               2008. The provisions of SFAS 141(R) will only impact the Company if it is a party to a business combination after the
               pronouncement has been adopted. The Company is currently
               evaluating the effects, if any, that SFAS 160 may have on its financial statements.

                                     F - 18

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - RECEIVABLES AND OTHER CURRENT ASSETS

     COMPRISED AS FOLLOWS:

                                          DECEMBER 31,
                                  -----------------------------
                                 2 0 0 7     2 0 0 6    2 0 0 7 (*)
                                  -----       -----       -----
                                   NIS         NIS      US DOLLARS
                                  -----       -----       -----
                                         (IN THOUSANDS)
                                  -----------------------------

Tax authorities                     908       1,556         236
Advances to suppliers             2,224       2,416         578
Value-added tax                     554         133         144
Deferred income                      41           -          11
Deferred income taxes               256           -          67
Prepaid expenses and others         647         394         168
                                  -----       -----       -----
                                  4,630       4,499       1,204
                                  =====       =====       =====

     (*)  Convenience translation into U.S. dollars.

NOTE 4 - FIXED ASSETS

     COMPRISED AS FOLLOWS:

                                                           DECEMBER 31,
                                                 --------------------------------
                                                2 0 0 7      2 0 0 6     2 0 0 7 (*)
                                                 ------       ------       ------
                                                  NIS          NIS       US DOLLARS
                                                 ------       ------       ------
                                                          (IN THOUSANDS)
                                                 --------------------------------

Cost:
   Land and building                             42,031    (**)38,583      10,928
   Motor vehicles                                 8,567         6,784       2,228
   Mechanical equipment                             653    (**)   398         170
   Computers and peripheral equipment             2,771         2,349         720
   Office furniture and equipment                 1,288           788         335
   Leasehold improvements                             -           311           -
                                                 ------    ----------      ------
                                                 55,310        49,213      14,381
                                                 ======    ==========      ======
Accumulated depreciation and amortization:
   Building                                         844             -         219
   Motor vehicles                                 5,046         4,104       1,312
   Mechanical equipment                              64             -          16
   Computers and peripheral equipment             1,722         1,403         448
   Office furniture and equipment                   679           628         177
   Leasehold improvements                             -           307           -
                                                 ------    ----------      ------
                                                  8,355         6,442       2,172
                                                 ======    ==========      ======

     (*)  Convenience translation into U.S. dollars.

     (**) reclassified

NOTE 5 - OTHER ASSETS, NET

     COMPRISED AS FOLLOWS:

                                                            DECEMBER 31,
                                                    -----------------------------
                                                   2 0 0 7     2 0 0 6    2 0 0 7 (*)
                                                    -----       -----       -----
                                                     NIS         NIS      US DOLLARS
                                                    -----       -----       -----
                                                           (IN THOUSANDS)
                                                    -----------------------------

Goodwill                                            1,795           -         467
Deferred tax                                          115          94          30
Suppliers list                                        103           -          26
Long term deposit                                     208           -          54
                                                    -----       -----       -----
                                                    2,221          94         577
                                                    =====       =====       =====

     (*)  Convenience translstion into U.S. dollars

                                     F - 19

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - PAYABLES AND OTHER CURRENT LIABILITIES

     COMPRISED AS FOLLOWS:

                                         DECEMBER 31,
                                 ----------------------------
                                2 0 0 7    2 0 0 6   2 0 0 7 (*)
                                 -----      -----       -----
                                        NIS           US DOLLARS
                                 ----------------       -----
                                       (IN THOUSANDS)
                                 ----------------------------

Allowance for taxes                133        289          35
Tax authorities                    174      3,825          45
Accrued expenses                 1,099        947         285
Payroll-related amounts          1,208      1,131         314
Customer advances                  188        655          49
Other                              565        122         147
                                 -----      -----       -----
                                 3,367      6,969         875
                                 =====      =====       =====

     (*)  Convenience translation into U.S. dollars.

NOTE 7 - ACCRUED SEVERANCE PAY, NET

     The Company's obligation for severance pay is calculated in accordance with the Israeli Severance Pay Law, 1963, and is based on the most recent monthly salary and the length of employment in the Company. The obligation is partially funded through insurance policies not under the Company's custody, and the unfunded balance is accrued as a liability on the balance sheet.

     Severance pay expenses for 2007, 2006 and 2005 were NIS 664 thousand ($173 thousand), NIS 449 thousand and NIS 411 thousand, respectively.

     The total value of the insurance policies at December 31, 2007 and 2006 and
     2005 was NIS 1,098 thousand ($285 thousand), NIS 810 thousand and NIS 665 thousand, respectively.

     The Company has no liability for pension expenses to its employees.

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES

     A.   CONTINGENT LIABILITIES AND GUARANTEES

          The Company is contingently liable in respect of documentary letters of credit from banks and suppliers' credit guaranteed by banks for the import of food products totaling, at December 31, 2007, NIS 33,286 thousand ($8,655 thousand).

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

                                     F - 20

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     C.   SUPPLY OF PRODUCTS

          As of December 31, 2007, the Company was dependent on one supplier in respect of some of its products. Purchases of products from this supplier were approximately 13% and 20% of all the Company's purchases of products for 2007 and 2006, respectively. The Company had a contract with the supplier, according to which the Company is the latter's exclusive agent and distributor in Israel in connection with certain products for a five-year period starting March 2005. In July
          2007 the agreement has been amended and the exclusivity period has been extended to 10 years. Termination of the Company's business relationships with this supplier and/or a material adverse change in the terms at which it purchases products from him may have a material adverse effect on the Company's financial results. There can be no assurance that alternative source of supply, if required, will be readily available nor can there be any assurance as to purchase terms.

     D.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The financial instruments of the Company consist mainly of cash and cash equivalents, marketable securities, current accounts receivable, short-term borrowings, accounts payable and accruals.

          In view of their nature, the fair value of the financial instruments, included in working capital, is usually identical or close to their book value.

     E.   LEASE COMMITMENTS

          The lease for the previous logistics center ended in April 2007.

          Total rent expenses for 2007, 2006 and 2005 were NIS 1,037 thousand
          ($270 thousand), NIS 1,939 thousand and NIS 1,918 thousand, respectively.

          In August 2005 the Company acquired from a related party a plot of land totaling 19,000 sq. m. for establishing a logistics center of
          8,600 sq. m. The transaction has been ratified by the Company's Audit
          Committee and Board of Directors on May 25, 2005 and by the
          shareholders' General Meeting on July 20, 2005.

          In April 2007 the company removed its warehouse and offices to the new logistic center.

     F.   CLAIMS

          1.   A lawsuit was filed in December 2001 against 29
               importers/producers of food products, including the Company, for an amount totaling NIS 500 million (USD 130 million).
               Concurrently, the plaintiffs filed a request for an exemption from the court fee. Following the court's rejection of the plaintiffs' request for the noted fee exemption and their failure to pay such fee, the court dismissed the case.In January 2004 the abovementioned plaintiffs filed a new lawsuit against the 29 noted importers/producers for NIS 1 billion (USD 260 million).
               Again, a request was made concurrently for an exemption from the court fee. This request was rejected by the registrar of the court, and the action was dismissed without prejudice in November
               2006.

               The plaintiffs then filed an appeal with the District Court of the registrar's November 2006 decision; however, before the appeal was decided by the court, the plaintiffs filed a request with the court to cancel the appeal due to the plaintiffs'
               intention to file the appeal with the Israeli Supreme Court. The plaintiffs then filed an appeal with the Supreme Court, and requested an exemption from the court fee for the appeal and from the requisite security deposit. The request for exemption of court fee was granted by the Supreme Court on July 3, 2007, but the plaintiffs were required to pay a deposit of NIS 20,000 as security for the legal expenses of the respondents, which sum was deposited with the Supreme Court on March 9, 2008. Although the proceedings are still at a preliminary stage, the Company's management and legal counsel believe that the plaintiffs'
               likelihood of success in the proceedings is low.

                                     F - 21

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

          2.   In or about October, 2005, Vitarroz Corp. commenced an action in the Superior Court of the State of New Jersey, against Willi USA
               Holdings, Inc. (a subsidiary of the Company), the Company and Zwi
               Williger (collectively, the "Defendants") due to a dispute concerning a press release announcing the termination of the proposed acquisition of the Vitarroz business by the Company On
               November 2005, the Company removed the matter from the Superior
               Court of New Jersey to the United States District Court for the
               District of New Jersey. The complaint was subsequently amended and, as amended, alleged, inter alia, breach of contract,
               defamation, breach of covenants of good faith and fair dealing, fraudulent inducement and tortious interference with contractual relations and prospective economic advantage. Defendants did not respond to the complaint as an agreement was reached to arbitrate all disputes between the parties and certain third parties. Not only did the parties agree to submit the claims which are the subject of the amended complaint to binding arbitration but they agreed to submit to arbitration (i) claims that defendants have against plaintiff and related third parties, and (ii) claims which the Company asserted against Vitarroz in an action that was then pending in Israel regarding the alleged breach of an
               agreement executed by the Company and Vitarroz, pursuant to which
               Vitarroz was to supply food products to the Company. Although there was no discovery taken in the then pending Court matters,
               Vitarroz claimed in correspondence to the District Court that it sustained, inter alia, damage: to its financial reputation; that suppliers refused to extend favorable credit and delivery terms;
               that there were lost profits of approximately $500,000; and that its sale to IDT realized a sales price of approximately $3 million less than what was expected; and that there are
               additional damages resulting from defendants' actions which are claimed to exceed $3.5 million. The discovery process in the arbitration proceedings has commenced and is ongoing. During the course of discovery, Vitarrozz submitted the reports of its financial expert claiming damages in excess of $6.6 million. The
               Company has submitted the report of its financial expert claiming damages in excess of $10 million. Limited discovery remains to be completed before the attributing hearing which is scheduled to take place at the end of April. Defendants believe that
               Vitarroz's allegations are without merit, and they intend to vigorously defend against such claims.

                                     F - 22

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     F.   CLAIMS (CONT.)

          3.   Five lawsuits and motions to certify as class actions against
               Willi-Food were filed in the Tel-Aviv Jaffa District Court, all based on claims regarding reductions in the contents of
               Willi-Food products. The Plaintiffs' claims in all of the motions are similar: The consumers who purchased the products were misled, since the contents of the packages were reduced without notifying the consumer public and without reducing the prices of the products in direct proportion. One of the lawsuits in the amount of NIS 6.2 million was cancelled during 2007. The total amount of the remaining class actions is approximately NIS 39.6
               in millions.

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

          5.   In September 2007, Thurgeman Construction Co. Ltd. ("Thurgeman")
               filed a claim against the Company in the District Court of Tel
               Aviv the amount of NIS 4,449,340 (plus VAT) regarding a dispute in connection with the construction of the Company's logistics center in Yavne (the "Project") pursuant to a contract between the parties, dated as of September 9, 2005. Under the terms of the contract, Thurgeman was to serve as the operating contractor for the construction of the frame and the surrounding portions for the construction of the Project.

               During the course of construction on the Project, the parties raised several claims against each other in connection with the progress of construction on the Project. The Company claimed that
               Thurgeman grossly violated the terms of the contract by
               continuous delays in the completion of the Project, and by performing the construction work in a negligent and
               unprofessional manner and with inferior quality. Thurgeman counterclaimed that it performed the construction work according to the terms of the contract and that any delays in the work were not caused through any fault of Thurgeman. Furthermore, Thurgeman claimed that the Company withheld certain payments to which
               Thurgeman was entitled for additional work on the Project, causing Thurgeman damages.

               At the end of November 2007, the Company filed a statement of defense, which included a counterclaim against Thurgeman and its executive, Dotan Thurgeman, which contained among other things, a claim of defamation, a claim for damages caused by the delay in delivery of the completed Project, and damages caused by
               Thurgeman's poor and careless work on the Project. The sum of the damages claimed by the Company in the counterclaim was NIS 5 million. In February 2008, Thurgeman filed a response to the counter claim. As of the date of this Annual Report, a date for the hearing has yet to be set.

               At the current preliminary stage of the dispute, the Company's management and legal counsel cannot assess the chances of the parties.

                                     F - 23

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     F.   CLAIMS (CONT.)

          6.   On June 18, 2006, the Company filed a claim against Filiz and
               Ash-Bar in the amount of NIS 4,473,878 for breach of contract.
               The complaint was served on filiz and Ash-Bar through Ash-Bar's chief executive officer. Filiz then filed a request to cancel the complaint, claiming that Ash-Bar is not authorized to accept service of process on its behalf. The request was denied by the court's registrar.

               On November 4, 2007, Filiz filed an appeal of the registrar's decision and requested an extension for filing its defense to the complaint pending a decision on the appeal. A hearing has been set for April 24, 2008.

               The Company's legal counsel believes that there is a substantial chance that the service of process will be accepted by the court, and notwithstanding the fact that the proceedings are still at a preliminary stage, the Company's legal counsel believes that the complaint is based on sound legal arguments, and that there is a reasonable possibility that a not insignificant portion of the arguments will be sustained by the court.

     G.   LIENS

          The Company has registered fixed and floating liens in favor of banks on its assets and insurance rights and a fixed lien, unlimited in amount, on its share capital and goodwill.

     H.   RELATED PARTIES

          1.   As of June 1, 1998, the Company entered into certain management services agreements with certain companies controlled by each of
               Messrs. Joseph and Zvi Williger, respectively (collectively, the
               "Williger Management Companies"), pursuant to which Messrs.
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

                                     F - 24

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     H.   RELATED PARTIES (CONT.)

          1.   (Cont.)

               As of June 1, 1998, the Company entered into certain management services agreements with certain companies controlled by each of
               Messrs. Joseph and Zvi Williger, respectively (collectively, the
               "Williger Management Companies"), pursuant to which Messrs.
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

               Each of the Management Services Agreements provides for monthly services fees equal to $24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company's consolidated pre-tax annual profits, if such profits are equal to or less than NIS 3.0 million (approximately USD 0.8 million), or at a rate of 5% if such profits exceed such level.

               On May 4, 2005 the Company's Audit Committee and Board of
               Directors decided to amend the terms of the abovementioned agreements, mainly extending the management services period for an unlimited period, with an option to terminate them by the
               Company's advance notice of 18 months and the management
               companies' advanced notice of 180 days. The General Meeting of the Company's shareholders ratified these amendments on July 20,
               2005.

               On February 15, 2006 the Company's board of directors resolved, in light of the expressed position of the Israeli Securities
               Authority, to set those agreements for a five-year period
               following ratification by the Company's shareholders General
               Meeting, i.e., until July 19, 2010.

               For amendments of the abovementioned agreement after the balance sheet date, see Note 15.

          2.   On April 1, 1997, the Company entered into an agreement to provide the Parent Company administrative services pursuant to which the Company may provide office facilities leased by the parent company for a monthly fee of NIS 5,480 to be adjusted annually for changes in the Israeli CPI.

          3.   Lease agreement with related parties - see E above.

     I.   As to purchase of new subsidiaries, see Note 15.

                                     F - 25

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 SHAREHOLDERS' EQUITY

     A.   The Company's shares are traded on the NASDAQ.

     B.   STOCK OPTIONS PLAN

          In May 1997, the Board of Directors of the Company adopted an employee share option plan ("the 1997 Plan"), pursuant to which the Company may grant options to purchase 180,000 ordinary shares to employees, officers, Directors and consultants of the Company and the subsidiary.
          Under the May 1997 plan, 160,000 options were granted to related parties

          The 1997 Plan was terminated on May 2004, and the remaining 20,000 options expired unexercised.

          On January 4, 2005 the Parent Company's audit committee and Board of
          Directors adopted a Stock Incentive Plan. The Parent Company was authorized to grant up to 138,000 options to 9 of the Group's employees (93,000 of the options to the Company's employees). The issuance of the options was ratified by the Parent Company's Board of
          Directors and the audit committee on February 27, 2005.

          The options granted vest in three equal annual installments commencing
          January 2006 and will expire in 2.5, 3.5 and 4.5 years, respectively.
          The purchase price per share payable upon exercise of an option is NIS
          14 (USD 3.6) per share, linked to the changes in the Consumer Price
          Index, and subject to adjustments.

          A summary of the status of the Company's stock option plans as of
          December 31, 2007, 2006 and 2005 and changes during the years then ended, is presented below:

                                     DECEMBER 31, 2007    DECEMBER 31, 2006       DECEMBER 31, 2005
                                     -----------------    ------------------     ------------------
                                               WEIGHTED              WEIGHTED               WEIGHTED
                                                AVERAGE               AVERAGE               AVERAGE
                                               EXERCISE              EXERCISE               EXERCISE
                                      SHARES     PRICE     SHARES      PRICE      SHARES      PRICE
                                     -------     -----    -------      -----     -------      -----
                                                  NIS                   NIS                    NIS
                                                 -----                 -----                  -----

Options outstanding at
  beginning of year                   42,000     13.55     63,000      14.05           -          -
Granted during the year                    -         -          -          -      93,000         14
Exercised during the year            (11,000)     13.1    (21,000)     13.76           -          -
Forfeited  during the year                 -         -          -          -     (30,000)         -
                                     -------     -----    -------      -----     -------      -----
Outstanding at end of year            31,000     13.43     42,000      13.55      63,000      14.05
                                     =======     =====    =======      =====     =======      =====

Weighted average fair value
  of options granted during
  the year                              4.09                 3.39                   2.53
                                     =======              =======                =======

     C.   In February, 2005, the Company's authorized share capital was increased by 40,000,000 shares of NIS 0.1 par value, from 10,000,000 to 50,000,000 shares.

     D.   On November 21, 2005, the Company declared a cash dividend of $ 0.14 per share payable to its shareholder of record as of January 11, 2006.
          The cash dividend was paid on January 25, 2006.

     E.   On October 5, 2006, the Company closed a $10.0 million private placement with U.S. institutional investors, and issued 1,652,893 shares.

     F.   As to new stock option plan See Note 15.

                                     F - 26

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -INCOME TAXES

     TAXATION UNDER VARIOUS LAWS

     The Company is assessed under the provisions of the Income Tax Law
     (Inflationary Adjustments), 1985, pursuant to which the results for tax purposes are measured in real terms in accordance with changes in the
     Israeli CPI.

     On February 26, 2008 the Income Tax (Inflationary Adjustments) Law
     (Amendment no. 20) (Limitation for period of application), 2008 (the
     "Amendment") passed in a third calling in the Knesset. According to the amendment, the application of the Inflationary Law will cease in the tax year of 2007, and beginning in 2008 the instructions of the law will no longer apply, except for transaction period instructions which have the purpose of preventing distortions in the calculations of taxes.

     In accordance with the Amendment, beginning in the year 2008, no calculations for inflationary adjustments of revenues for tax purposes will be made. In addition, there will be no adjustments to the Israeli CPI for fixed assets' depreciations and carryforward tax losses for the period beginning January 1, 2008.

     PROVISION FOR INCOME TAXES:

                                        YEAR ENDED DECEMBER 31,
                               ----------------------------------------
                              2 0 0 7     2 0 0 6   2 0 0 5   2 0 0 7 (*)
                               ------     ------     ------      ------
                                            NIS                US DOLLARS
                               ----------------------------      ------
                                             (IN THOUSANDS)
                               ----------------------------------------

Current taxes                   3,288      5,057      3,533         854
Deferred income taxes            (433)       322         34        (112)
Previous year taxes              (338)         -          -         (88)
                               ------     ------     ------      ------
                                2,517      5,379      3,567         654
                               ======     ======     ======      ======

     DEFERRED INCOME TAXES

                                                              DECEMBER 31,
                                                   ----------------------------------
                                                  2 0 0 7        2 0 0 6      2 0 0 7 (*)
                                                   ----           ----           ----
                                                           NIS                US DOLLARS
                                                   -------------------           ----
                                                             (IN THOUSANDS)
                                                   ----------------------------------

Included in other assets:
   Accrued severance pay                            115             94             30
Included in current assets (liabilities):
   Marketable securities                            (88)          (409)           (22)
   Accrued vacation pay                              67             42             17
   Allowance for doubtful accounts                  104             59             27
   Employee stock options                             8             19              2
    Unrealized gain from inter company
     transactions                                    32              -              8
                                                   ----           ----           ----
                                                    238           (195)            62
                                                   ====           ====           ====

     (*)  Convenience translation into U.S. dollars.

                                     F - 27

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - INCOME TAXES (CONT.)

     RECONCILIATION

     The following is a reconciliation of the income taxes assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the actual taxes on income, in the statement of operations:

                                                                  YEAR ENDED DECEMBER 31,
                                                  -------------------------------------------------------
                                                  2 0 0 7         2 0 0 6         2 0 0 5       2 0 0 7 (*)
                                                  -------         -------         -------         -------
                                                                    NIS                          US DOLLARS
                                                  ---------------------------------------         -------
                                                                      (IN THOUSANDS)
                                                  -------------------------------------------------------

Income before taxes on income                       6,771          35,801          11,288           1,760

Statutory tax rates                                    29%             31%             34%             29%
                                                  -------         -------         -------         -------

Provision computed by ordinary rates                1,964          11,098           3,838             510
                                                  -------         -------         -------         -------

Increase (decrease) in provision due to:                -               -               -               -
     Deferred  tax in respect of losses for
    which valuation allowance was provided          2,364               -               -             615
     Tax exempt income                               (182)            (18)            (31)            (47)
     Non-deductible expenses                          130             121              61              33
     Previous year taxes                             (338)              -               -             (88)
    Tax benefits for which deferred taxes
    were not recorded                                   -          (5,592)              -               -
     Effect of decrease in tax rate
     on deferred taxes assets                         (13)             14              17              (3)
     Differences in the definition
     of Capital and  non-monetary items for
     tax purposes and financial reporting
     purposes                                      (1,227)           (216)           (255)           (319)

     Other                                           (181)            (28)            (63)            (47)
                                                  -------         -------         -------         -------
                                                      553          (5,719)           (271)            144
                                                  =======         =======         =======         =======
                                                    2,517           5,379           3,567             654
                                                  =======         =======         =======         =======

     (*)  Convenience translation into U.S. dollars.

     TAX ASSESSMENTS

     The Company has not yet been assessed for income tax purposes since its inception.

                                     F - 28

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - TRANSACTIONS WITH RELATED PARTIES

     A.   BALANCES WITH RELATED PARTIES

                                                DECEMBER 31,
                                     -----------------------------------
                                     2 0 0 7      2 0 0 6    2 0 0 7 (*)
                                     -------      -------    -----------
                                              NIS            US DOLLARS
                                     --------------------    -----------
                                              (IN THOUSANDS)
                                     -----------------------------------

Due to officers (shareholders in
   the parent company)                   844       3,707         219
Parent company                         3,101       1,970         806

          (*)  Convenience translation into U.S. dollars.

     B.   TRANSACTIONS WITH RELATED PARTIES

                                              YEAR ENDED DECEMBER 31,
                                -----------------------------------------------------
                                2 0 0 7      2 0 0 6       2 0 0 5        2 0 0 7 (*)
                                -------      -------       -------        -----------
                                               NIS                        US DOLLARS
                                ----------------------------------        -----------
                                                  (IN THOUSANDS)
                                -----------------------------------------------------

Management fees                  3,166         6,606         3,894           823
Rent expenses                    1,037         1,939         1,918           270
Participation in expenses          (67)          (67)          (64)          (17)

     For other transactions with related parties, see Note 8.

     (*)  Convenience translation into U.S. dollars.

NOTE 12 - SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

     A.   Percentage of revenues from customers constituting 10% or more of revenue

                           YEAR ENDED DECEMBER 31,
                         --------------------------
                         2 0 0 7   2 0 0 6  2 0 0 5
                         -------   -------  -------
                                      %
                         --------------------------

Customer A                  16       26       19
Customer B                   -        -       12

     B.   COST OF SALES

                                                           YEAR ENDED DECEMBER 31,
                                           -------------------------------------------------------
                                           2 0 0 7          2 0 0 6       2 0 0 5        2 0 0 7 (*)
                                           --------        --------       --------        --------
                                                             NIS                         US DOLLARS
                                           ---------------------------------------        --------
                                                               (IN THOUSANDS)
                                           -------------------------------------------------------

Purchases                                   190,779         125,546        125,131          49,605
Decrease (increase) in inventory (1)         (2,043)         11,697         (3,659)           (531)
Transportation and rent                       7,761           4,974          5,046           2,018
Other                                         2,330           1,364          1,697             605
                                           --------        --------       --------        --------
                                            198,827         143,581        128,215          51,697
                                           ========        ========       ========        ========

          (1)  See also Note 1.

          (*)  Convenience translation into U.S. dollars.

                                     F - 29

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (CONT.)

     C.   SALES AND MARKETING

                                               YEAR ENDED DECEMBER 31,
                                      -----------------------------------------
                                     2 0 0 7     2 0 0 6     2 0 0 5    2 0 0 7 (*)
                                      -----       -----       -----       -----
                                                   NIS                 US DOLLARS
                                      -----------------------------------------
                                                   (IN THOUSANDS)
                                      -----------------------------------------

Including shipping and handling       3,968       3,817       2,857       1,032
                                      =====       =====       =====       =====

          (*)  Convenience translation into U.S. dollars.

     D.   BAD DEBT

          In July 2005, Club Market Marketing Chains Ltd., one of the three largest food chains in Israel, encountered major financial difficulties, announcing that it could not pay its debts to its creditors. The District Court of Tel Aviv accepted Club Market's petition for a stay of procedures against it and appointed receivers for Club Market. On August 28, 2005 the court allowed the Club Market court-appointed receivers to sell Club Market to Supersol, one of the largest food chain in Israel, subject to several conditions. The court also ratified the creditors' arrangement presented by the receivers.
          As of September 1, 2005 Club Market's activities had been
          substantially transferred to Supersol.

          The Company submitted a claim of debt with the receivers with respect to Club Market's debt to the Company, which was NIS 6.5 million (USD
          1.7 million), (NIS 5.5 million net of VAT (USD 1.4 million)), as of
          July 13, 2005. In view of this claim and the ratification of the creditors' arrangement by the court on December 12, 2005, the Company is expected to receive a proportionate share of its claim of debt. The
          Club Market receivers estimate the rate of payment to be approximately
          51% of the total debts, although this is subject to the examination by the receivers and their approval of the Company's claim of debt. There is no assurance as to the portion of the debt owed by ClubMarket that will actually be paid to the Company. During 2005, the Company wrote off NIS 3.5 million (USD 0.9 million) as a bad debt due to the abovementioned Club Market debt.

          As of December 31, 2007 a total amount of approximately NIS 2.1 million was paid on account of Club Market debt.

          The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

                                  BALANCE AT                           BALANCE AT
                                  BEGINNING                                END
                                  OF PERIOD         PROVISION          OF PERIOD
                                  ---------         ---------          ---------
                                                       NIS
                                  ----------------------------------------------
                                                  (IN THOUSANDS)
                                  ----------------------------------------------

           2005                       260                66                 326
           2006                       326                91                 417
           2007                       417             2,265               2,682

                                     F - 30

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (CONT.)

     E.   FINANCING INCOME, NET

                                                               YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------
                                                  2 0 0 7      2 0 0 6       2 0 0 5       2 0 0 7 (*)
                                                  ------        ------        ------        ------
                                                                  NIS                     US DOLLARS
                                                  ----------------------------------        ------
                                                                   (IN THOUSANDS)
                                                  ------------------------------------------------

Financing expenses:
Loss from marketable securities                      (56)            -             -           (14)
Rate exchanges, interest
 expenses and bank fees                             (925)         (271)         (141)         (241)
Others                                               (28)         (169)            -            (7)
Realized loss on derivative financial
instruments                                         (102)         (248)            -           (27)
                                                  ------        ------        ------        ------
                                                  (1,111)         (688)         (141)         (289)
                                                  ------        ------        ------        ------
Financing income:
Interest income                                    2,619         3,230         1,654           681
Realized gains  on derivative financial
    instruments                                        -             -           184             -
Gain from marketable securities                        -         1,316           755             -
Decrease  in  warrants  to issue  shares of
    subsidiary                                       348         1,067             -            90
Others                                                 -             -            49             -
                                                  ------        ------        ------        ------
                                                   2,967         5,613         2,642           771
                                                  ======        ======        ======        ======
Financing income, net                              1,856         4,925         2,501           482
                                                  ======        ======        ======        ======

          (*)  Convenience translation into U.S. dollars.

                                     F - 31

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - REPORTING AND GEOGRAPHICAL SEGMENTS

     A.   INFORMATION ABOUT REPORTED SEGMENT INCOME OR LOSS AND ASSETS:

          The Company is engaged in the import, export, marketing and distributing of preserved products and non-preserved products which constitute the basis for its reporting segments.

                                    NON-PRESERVED    PRESERVED
                                       PRODUCTS       PRODUCTS       TOTAL
                                        -------       -------       -------
                                                (IN NIS THOUSANDS)
                                        -----------------------------------

YEAR ENDED DECEMBER 31, 2007

SALES                                   157,986        91,707       249,693
                                        =======       =======       =======

Gross profit                             33,216        17,650        50,866
Selling & marketing expenses             14,669         9,735        24,404
                                        -------       -------       -------
Income per segment                       18,547         7,915        26,462
General & administrative expenses                                    18,963
Impairment of goodwill                                                3,054
                                                                    -------
Consolidated operating income                                         4,445
Financing income, net                                                 1,856
Other income, net                                                       470
Income taxes                                                          2,517
Minority interest                                                     2,287
                                                                    -------
 Net income                                                           1,967
                                                                    =======

Inventory                                18,007        11,159        29,166
Assets not allocated to segments                                    210,450
                                                                    -------
   Total consolidated assets                                        239,616
                                                                    =======

                                     NON-PRESERVED  PRESERVED
                                        PRODUCTS     PRODUCTS       TOTAL
                                        -------       ------       -------
                                                (IN NIS THOUSANDS)
                                        ----------------------------------

YEAR ENDED DECEMBER 31, 2006

SALES                                   108,150       83,310       191,460
                                        =======       ======       =======

Gross profit                             31,295       16,584        47,879
Selling & marketing expenses             12,073        9,027        21,100
                                        -------       ------       -------
Income per segment                       19,222        7,557        26,779
General & administrative expenses                                   14,151
                                                                   -------
Consolidated operating income                                       12,628
Financing income, net                                                4,925
Other income, net                                                   18,248
Income taxes                                                         5,379
Minority interest                                                    1,807
                                                                   -------
 Net income                                                         28,615
                                                                   =======

Inventory                                11,680        7,421        19,101
Assets not allocated to segments                                   200,870
                                                                   -------
   Total consolidated assets                                       219,971
                                                                   =======

                                     F - 32

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - REPORTING AND GEOGRAPHICAL SEGMENTS (CONT.)

     A.   INFORMATION ABOUT REPORTED SEGMENT INCOME OR LOSS AND ASSETS (CONT.)

                                     NON-PRESERVED  PRESERVED
                                       PRODUCTS     PRODUCTS       TOTAL
                                        ------       ------       -------
                                               (IN NIS THOUSANDS)
                                        ---------------------------------

YEAR ENDED DECEMBER 31, 2005

SALES                                   92,784       73,498       166,282
                                        ======       ======       =======

Gross profit                            24,051       14,016        38,067
Selling & marketing expenses             9,933        5,838        15,771
                                        ------       ------       -------
Income per segment                      14,118        8,178        22,296
General & administrative expenses                                  13,544
                                                                  -------
Consolidated operating income                                       8,752
Financing income, net                                               2,501
Other income, net                                                      35
Income taxes                                                        3,567
                                                                  -------
 Net income                                                         7,721
                                                                  =======

Inventory                               16,456       14,342        30,798
Assets not allocated to segments                                  106,476
                                                                  -------
   Total consolidated assets                                      137,274
                                                                  =======

     B.   GEOGRAPHIC INFORMATION

          1)   The Company's revenues by geographic areas (based on location of customers) are as follows:

                          YEAR ENDED DECEMBER 31,
                    -----------------------------------
                     2007          2006          2005
                    -------       -------       -------
                            (IN NIS THOUSANDS)
                    -----------------------------------

Israel              199,064       189,623       165,901
North-America        41,989         1,133           236
Other                 8,640           704           145
                    -------       -------       -------
                    249,693       191,460       166,282
                    =======       =======       =======

          2)   The Company's Long-Lived assets by geographic areas (based on the location of the assets) are as follows:

                       DECEMBER 31,
                    -------------------
                     2007         2006
                    ------       ------
                     (IN NIS THOUSANDS)
                    -------------------

Israel              48,599       42,865
North-America          577            -
                    ------       ------
                    49,176       42,865
                    ======       ======

                                     F - 33

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

     A.   In accordance with Israeli GAAP, the Company's financial statements are denominated through December 31, 2003 in adjusted amounts and as of January 1, 2004 in "reported amounts" (also see Note 2). Such accounting principle is considered a more meaningful presentation than financial reporting based on nominal historical cost. Accordingly, the
          Company is not required to eliminate the effect of historic price level changes in a reconciliation to U.S. GAAP.

     B.   In accordance with U.S. GAAP, SFAS No. 115, changes in trading securities should be presented in the statement of cash flows as part of the operating activities. The following table provides a reconciliation of the Statements of Cash flows for 2007, 2006 and 2005 in accordance with U.S. GAAP:

                                                                  YEAR ENDED DECEMBER 31,
                                                    ----------------------------------------------------
                                                    2 0 0 7        2 0 0 6        2 0 0 5      2 0 0 7 (*)
                                                    -------        -------        -------        -------
                                                                     NIS                       US DOLLARS
                                                    -------------------------------------        -------
                                                                      (IN THOUSANDS)
                                                    ----------------------------------------------------

Net cash provided by (used in) operating
   activities before adjustment                       7,942         23,922         (7,293)         2,065
Adjustment                                          (17,378)        (9,400)          (780)        (4,519)
                                                    -------        -------        -------        -------
Net cash provided by (used in)
   operating activities after adjustment             (9,436)        14,522         (8,073)        (2,454)
                                                    =======        =======        =======        =======
Net cash used in investing
   activities before adjustment                     (44,334)       (31,860)       (15,618)       (11,527)
Adjustment                                           17,378          9,400            780          4,519
                                                    -------        -------        -------        -------
Net cash used in investing
   activities after adjustment                      (26,956)       (22,460)       (14,838)        (7,008)
                                                    =======        =======        =======        =======

     C.   Had compensation cost for the Company's option plans been determined on the basis of the fair value at the grant dates in accordance with the provisions of SFAS No. 123 "Accounting for Stock-Based
          Compensation," as amended by SFAS No. 148, the Company's pro forma net loss and pro forma basic and diluted net loss per share for year 2005 would have been as follows:

                                                            YEAR ENDED DECEMBER 31, 2005
                                                               --------------------
                                                                NIS       US DOLLARS (*)
                                                               ------        ------
                                                                   (IN THOUSANDS)
                                                               --------------------

Net Income for the year, as reported                            7,721         2,008
Deduct: stock-based compensation determined under APB 25            -             -
Add:    stock-based compensation determined under SFAS 123        (82)          (21)
                                                               ------        ------

Pro forma net income                                            7,639         1,987
                                                               ======        ======

Net Income per share - basic and diluted:
As reported                                                       0.9           0.2
Pro forma                                                         0.9           0.2

          The following assumptions were used for the year 2005: dividend yield of 0.00%; risk-free interest rate of 2.5%; an expected life of 1.75 -
          3.75 years; a volatility rate of 48%.

     (*)  Convenience translation into U.S. dollars.

                                     F - 34

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     D.   In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement
          No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition,
          classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and was adopted by the Company in
          2007.

          A reconciliation of the beginning and ending amount of unrecognized tax Benefit is as follows:

                                                           YEAR ENDED
                                                        DECEMBER 31, 2007
                                                             -------
                                                               NIS
                                                             -------
                                                          (IN THOUSANDS)
                                                             -------

Beginning balance, upon adoption as of January 1, 2007           229

Additions:
     Tax positions for current year                              410
                                                             -------

Ending balance, as of December 31, 2007                          639
                                                             =======

          Total Interest and penalties relating to unrecognized tax benefit for the year were not material.

          In accordance to the company policy interest expenses related to tax authorities are classified in financial expenses and penalties related to tax authorities are classified in general and administration expenses.

                                     F - 35

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - SUBSEQUENT EVENTS

     A.   In October 2007, the Company's subsidiary Gold Frost Ltd. subsidiary signed a binding letter of intent to purchase a majority interest from the owners of a dairy distributor in Denmark (the "Distributor"). In the first quarter of 2008, Gold Frost held a 51% interest in the
          Distributor, and the former owners of the Distributor holds the remaining interest.

     B.   In November 2007, Willi Food announced its intention to purchase
          Shamir Salads, an Israeli manufacturer and distributor of pre-packaged chilled kosher Mediterranean dips and spreads in Israel and abroad.
          The acquisition subsequently closed in the first quarter of 2008.

     C.   On January 2, 2008 the Parent Company's audit committee and Board of
          Directors adopted a Stock Incentive Plan ("The second plan"). The
          Parent Company was authorized to grant up to 100,000 options to 10 of the Group's employees. The plan is subject to the approval of the TASE and the approval of the Israeli tax-authorities. The options granted vest in three equal annual installments commencing January 2008 and will expire in 2.5, 3.5 and 4.5 years, respectively. The purchase price per share payable upon exercise of an option is NIS 19 ($4.94)
          per share, linked to the changes in the Consumer Price Index, and subject to adjustments.

     D.   On January 2, 2008 the Audit Committee and the Board of Directors
          unanimously approved the amendment of the Management Services
          Agreements with Messrs. Zwi Williger and Joseph Williger. In accordance to the new Management Services Agreements the terms were amended as follows:

          (a) The current monthly services fees according to the Management
          Services Agreements will cease to be linked to the US Dollar and will be translated to NIS 102,900 (excluding VAT) linked to changes in the
          Israeli consumer price index.

          (b) The terms of the Management Services Agreements are to be extended indefinitely, subject to clause (c) below; provided however that in the event the Williger Management Company provides the management services to the Company without the presence of Messrs. Zwi Williger or Joseph Williger, as the case may be, and/or in the case of the death and/or permanent disability of Messrs. Zwi Williger or Joseph
          Williger, the Company will be entitled to terminate the Management
          Services Agreement immediately.

          (c) Each of the parties to the Management Services Agreements may terminate the agreement at any time, and for any reason, by prior written notice which will be delivered to the other party as follows:

          The Company may terminate the agreement at any time, and for any reason, by prior written notice of at least 36 months.

          The Williger Management Company may terminate the agreement at any time, by prior written notice of at least 180 days.

          (d) If a Williger Management Company is to terminate the Management
          Services Agreement, the Williger Management Company would be entitled to receive the management fees for a period of twelve (12) months, which would begin after the prior notice period, whether or not it provides the Company with any management services during such twelve-month period.

          In addition, the Management Services Agreements contain provisions entitling each of Messrs. Zwi Williger and Joseph Williger to 30 vacation days per year, during which days the applicable Williger
          Management Company will not provide management services to the
          Company. Unused vacation days may be accumulated and paid for in lieu of taking such days as vacation.

                                     F - 36

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

Date: June 30, 2008

EXHIBITS

EXHIBIT
NUMBER         DESCRIPTION

+1.1           Memorandum of Association of the Company, as amended (1)

1.2            Articles of Association of the Company, as amended (4)

2.1            Specimen of Certificate for ordinary shares (2)

4.1            Share Option Plan (2)

+4.2           Management Agreement between the Company and Yossi Willi
               Management Investments Ltd., dated June 1, 1998 (3)

+4.3           Amendment to the Management Agreement between the Company and
               Yossi Willi Management Investments Ltd., dated August 1, 2005 (4)

+4.4           Management Agreement between the Company and Zwi W. & Co.
               Ltd., dated June 1, 1998 (3)

+4.5           Amendment to the Management Agreement between the Company and Zwi
               W. & Co., Ltd., dated August 1, 2005 (4)

+4.6           Lease of Company's premises with Titanic Food Ltd., dated
               November 23, 1998 (3)

+4.7           Services Agreement between the Company and Willi Food, dated
               April 1, 1997 (3)

+4.8           Transfer Agreement between the Company and Gold Frost dated
               February 16, 2006 (4)

+4.9           Lease agreement for Logistics Center between the Company and Gold
               Frost dated February 16, 2006 (4)

4.10           Relationship Agreement between the Company, Gold Frost, Willi
               Food, Zwi Williger and Joseph Williger dated February 28, 2006
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

4.15           Asset Purchase Agreement, dated as of January 19, 2007, by and among the Company, WF Kosher Food Distributors, Ltd., Laish
               Israeli Food Products Ltd. and Arie Steiner.(6)

+4.16          Agreement, dated February 11, 2007, between the Company and Mr.
               Ya'acov Baron, Ms. Hedva Baron, Mr. Li'or Baron, Ms. Gozlan Or'na
               and Ms. Michal Baron Sha'hak. (6)

+4.17          Agreement, dated January 2, 2008, between the Company and Mr.
               Jacob Ginsberg, Mr. Amiram Guy and Shamir Salads 2006 Ltd.. *

4.18           Share Purchase Agreement, dated February 13, 2008, between Gold
               Frost and Kirkeby Cheese Export A/S. *

4.19           Shareholders Agreement, dated February 13, 2008, between Gold
               Frost and Kirkeby Cheese Export A/S. *

4.20           Co-operation Agreement, dated January 1, 2008, between Kirkeby
               Cheese Export A/S, Haarby Mejeri/Kirkeby Dairy ApS and Kirkeby
               International Foods A/S. *

8              Subsidiaries of the Company (4)

8.1            Subsidiaries of the Company *

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

---------------

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

(5)            Incorporated by reference to the Company's Registration Statement on Form F-3, File No. 333-138200.

(6)            Incorporated by reference to the Company's Annual Report on Form
               20-F for the fiscal year ended December 31, 2006.

*              Filed Herewith