Form 20-F
period 2008-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2009-06-29
CIK 1030997

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
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2008

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

         Title of class                Name of each exchange on which registered
---------------------------------      -----------------------------------------

  ORDINARY SHARES, NIS 0.10 PAR                  NASDAQ CAPITAL MARKET
         VALUE PER SHARE

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

     The registrant had 10,267,893 outstanding ordinary shares, NIS 0.10 nominal value per share as of December 31, 2008.

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

     U.S. GAAP [_]

     International Financing Reporting Standards as issued by the International
     Accounting Standards Board [X]

     Other [_]

     If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

                           Item 17 [_]     Item 18 [_]

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               Yes [_]     No [X]

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

PRESENTATION OF INFORMATION                                                  1

PRESENTATION OF FINANCIAL AND SHARE INFORMATION                              1

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS              1

PART I                                                                       2

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS                2

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE                             2

ITEM 3. KEY INFORMATION                                                      2

ITEM 4. INFORMATION ON THE COMPANY                                          13

ITEM 4A. UNRESOLVED STAFF COMMENTS                                          29

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS                        29

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                          42

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                   51

ITEM 8. FINANCIAL INFORMATION                                               54

ITEM 9. THE OFFER AND LISTING                                               58

ITEM 10. ADDITIONAL INFORMATION                                             59

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK         74

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES             75

PART II                                                                     76

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                    76

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
         HOLDERS AND USE OF PROCEEDS                                        76

ITEM 15. CONTROLS AND PROCEDURES                                            76

ITEM 15T. CONTROLS AND PROCEDURES                                           76

ITEM 16.  [RESERVED]                                                        77

ITEM 16A. -     AUDIT COMMITTEE FINANCIAL EXPERT                            77

ITEM 16B. -     CODE OF ETHICS                                              77

ITEM 16C. -     PRINCIPAL ACCOUNTANT FEES AND SERVICES                      78

ITEM 16D. -     EXEMPTIONS FROM THE LISTING STANDARDS FOR
                AUDIT COMMITTEES                                            78

ITEM 16E. -     PURCHASES OF EQUITY SECURITIES BY THE COMPANY
                AND AFFILIATED PURCHASERS                                   79

ITEM 16F. -     CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT               79

ITEM 16G. -     CORPORATE GOVERNANCE                                        80

PART III                                                                    81

ITEM 17. FINANCIAL STATEMENTS                                               81

ITEM 18. FINANCIAL STATEMENTS                                               81

ITEM 19. EXHIBITS                                                           82

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

     Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. Dollars or NIS as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of NIS into U.S. Dollars have been made at the rate of NIS 3.802 =
$ 1.00, the representative exchange rate on December 31, 2008.

                 PRESENTATION OF FINANCIAL AND SHARE INFORMATION

     We prepare our consolidated financial statements in accordance with
International Financial Reporting Standards ("IFRS") as issued by the
International Accounting Standards Board ("IASB"). These are the Company's first annual consolidated financial statements that were prepared in accordance with
IFRS as issued by the IASB and IFRS 1-"First Time Adoption of International
Financial Reporting Standards". Until and including our financial statements for the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with Israeli GAAP. The influence of the transition to
IFRS (from financial statements prepared in accordance with Israeli GAAP) on the
Company's financial statements for the year ended December 31, 2007 and its results of operations for that year, is detailed in note 30 to our consolidated annual financial statements included elsewhere in this annual report. Following the Company's adoption of IFRS, as issued by the IASB, the Company is no longer required to reconcile its financial statements prepared in accordance with IFRS to U.S. GAAP.

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

o    payment default by any of our major clients,

o    loss of one or more of our principal clients,

o    the loss of one or more of our key personnel,

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

o    increase or decrease in global purchase prices of food products,

o    our inability to accurately predict consumption of our products,

o    we may not successfully integrate our prior acquisitions,

o    interruption to our storage facilities,

o    product liability claims,

o    variations from quarter to quarter,

o    our inability to protect our intellectual property rights,

o    Initiation and Enforcement of Legal Action in Israel,

o    our inability to continue to meet the NASDAQ listing requirements,

o    One shareholder owns a large percentage of our shares,

o    We are controlled by and have business relations with Willi-Food and its management,

o    Our international operations may be adversely affected by risks associated with international business, and

o    The price of our ordinary shares may be volatile.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     A.   SELECTED FINANCIAL DATA

     The following selected consolidated financial data should be read together with Item 5: "Operating and Financial Review and Prospects" and our audited consolidated financial statements and related notes included elsewhere in this
Annual Report. The selected consolidated balance sheet data as of December 31,
2008 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this Form 20-F, which have been prepared in accordance with IFRS and interpretations as issued by the IASB, and such accounting policies have been applied retrospectively to the Company's financial statements as of December 31, 2007 and for the year then ended.

     The selected consolidated balance sheet data as of December 31, 2008 and
2007 and the selected consolidated statements of operations data for each of the two years in the period ended December 31, 2008 and 2007 have been audited by
Brightman Almagor Zohar & Co., an independent registered public accounting firm, and a Member Firm of Deloitte Touche Tohmatsu. Their report appears in Item 18 in this Form 20-F. The selected consolidated balance sheet data as of December
31, 2006, 2005, and 2004 and the selected consolidated statements of operations data for the years ended December 31, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements which are not included in the Form
20-F. Historical financial results may not be indicative of our future performance and interim results may not be reflective of the results for the fiscal year.

     The Company maintains its accounts and presents its financial statements in
New Israeli Shekels. Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the
Company's balance sheet were presented on the historical nominal amount and were adjusted to changes in the Israeli Consumer Price Index ("CPI"). As of December
31, 2003 when the economy ceased to be hyper-inflationary and the Company no longer adjusted its financial statements to the Israeli CPI, the adjusted amounts as of such date were used as the historical costs. The financial statements were prepared using the historical cost, except for:

     o    Assets and liabilities measured by fair value: financial assets measured by fair value recorded directly as profit or loss.

     o    Non-current assets are measured at the lower of their previous carrying amount and fair value less costs of sale.

     o    Inventories are stated at the lower of cost and net realizable value.

     o    Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

     o    Liabilities to employees as described in note 13 to our consolidated annual financial statements.

RECENT EXCHANGE RATES OF NIS TO ONE U.S. DOLLAR

The table shows the high and low exchange rate of NIS per one U.S. Dollars for the last six months:

                                         HIGH         LOW
                                      --------     --------

January 2009                             4.065        3.783
February 2009                            4.191        4.012
March 2009                               4.245        4.024
April 2009                               4.256        4.125
May 2009                                 4.169        3.958
June 2009 (through June 22, 2009)        4.005        3.887

     The representative exchange rate for NIS on December 31, 2008 was NIS 3.802
= $1.00, and the representative exchange rate for NIS on June 22, 2009 was NIS
3.955= $1.00.

     The average exchange rate of NIS 3.5878 = USD 1.00 was for the year ended
December 31, 2008, NIS 4.108 for the year ended December 31, 2007, 4.457 for the year ended December 31, 2006, 4.489 for the year ended December 31, 2005 and
4.482 for the year ended December 31, 2004.

INCOME STATEMENT DATA:
IN ACCORDANCE WITH ISRAELI GAAP

                                          2006                       2005                        2004
                                -----------------------     -----------------------     -----------------------
                                   NIS            USD          NIS           USD           NIS           USD
                                ---------     ---------     ---------     ---------     ---------     ---------

Sales                             191,460        50,358       166,282        43,735       170,982        44,971
Cost of sales                     143,581        37,765       128,215        33,723       130,292        34,269
Gross profit                       47,879        12,593        38,067        10,012        40,690        10,702
Sales and Marketing                21,100         5,550        15,771         4,148        15,632         4,112
General and administrative         14,151         3,722        13,544         3,562         9,134         2,402
Total Operating  expenses          35,251         9,272        29,315         7,710        24,766         6,514
Operating Income                   12,628         3,321         8,752         2,302        15,924         4,188
Financial Income
(Expenses), Net                     4,925         1,295         2,501           658         1,121           295
Other Income, Net                  18,248         4,800            35             9            34             9
Pre Tax Income                     35,801         9,416        11,288         2,969        17,079         4,492
Income taxes                        5,379         1,415         3,567           938         5,886         1,548
Income after taxes on
income                             30,422         8,001         7,721         2,031        11,193         2,944
Minority interest                   1,807           475             -             -             -             -
Net Income                         28,615         7,526         7,721         2,031        11,193         2,944
Earnings per Share Basic             3.17          0.83          0.90          0.24          1.30          0.34
Shares Used in Computing
Earnings per Share              9,028,223     9,028,223     8,615,000     8,615,000     8,600,000     8,600,000
Dividend declared per share             -             -          0.55          0.14             -             -

INCOME STATEMENT DATA:
IN ACCORDANCE WITH IFRS

                                            2008                              2007
                                ----------------------------      ----------------------------
                                    NIS              USD              NIS              USD
                                -----------      -----------      -----------      -----------
Revenue                             349,227           91,853          249,693           65,674
Cost of sales                       281,651           74,080          198,961           52,331
Gross profit                         67,576           17,773           50,732           13,343
Selling expenses                     33,759            8,879           24,263            6,382
General and administrative
expenses                             23,127            6,083           18,869            4,963
Other (Income) expenses               2,195              577             (470)            (124)
Goodwill impairment                   1,067              280            3,054              803
Total operating expenses             60,148           15,819           45,716           12,024
Operating profit                      7,428            1,954            5,016            1,319
Finance income                       (4,095)          (1,077)           2,362              621
Finance costs                         1,612              424               88               23
Finance income (costs), net          (5,707)          (1,501)           2,274              598
Profit before tax                     1,721              453            7,290            1,917
Income tax charge                     1,454              382            2,651              697
Profit for the period                   267               71            4,639            1,220
Attributable to:
Equity holders of the
Company                                (786)            (206)           2,342              616
Noncontrolling interest               1,053              277            2,297              604
Net Income                              267               71            4,639            1,220
Basic and diluted earnings
per Share                             (0.08)           (0.02)            0.23             0.06
Shares Used in Computing
Earnings per Share               10,267,893       10,267,893       10,267,893       10,267,893
Dividend declared per share               -                -                -                -

BALANCE SHEET DATA:
IN ACCORDANCE WITH ISRAELI GAAP

                                  2006                     2005                      2004
                         ---------------------     ---------------------     ---------------------
                            NIS          USD         NIS           USD         NIS           USD
                         --------     --------     --------     --------     --------     --------

Working capital           144,323       37,960       85,419       22,467       95,986       25,246
Total assets              219,971       57,857      137,274       36,106      129,861       34,156
Short-term bank debt            -            -            -            -        2,489          655
Shareholders' equity      171,739       45,171      101,867       26,793       98,900       26,013

BALANCE SHEET DATA:
IN ACCORDANCE WITH IFRS

                                  2008                      2007
                         ---------------------     ---------------------
                           NIS           USD         NIS           USD
                         --------     --------     --------     --------

Working capital           122,523       32,226      142,645       37,518
Total assets              273,342       71,894      239,452       62,981
Short-term bank debt       17,562        4,619        5,978        1,572
Shareholders' equity      185,582       48,812      190,607       50,133

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

     Our financial instruments consist mainly of cash and cash equivalents, current accounts receivable, short-term borrowings, current accounts payable and accruals. In view of their nature, the fair value of the financial instruments, included in working capital, is usually identical or close to their book value.

OUR BUSINESS MAY BE MATERIALLY AFFECTED IF ANY OF OUR MAJOR CLIENTS DEFAULTS ON
ITS PAYMENT TO US.

     Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivables. Despite our large number of clients (over 1,500 in Israel and abroad), a major and significant part of our sales is made to a limited number of customers (mainly the organized market). Our two largest customers accounted for 20% of our sales in 2008. We generally do not require and do not receive collateral from those customers, although we do require and receive collateral from most of the remainder of our clients in Israel to ensure security of collecting payments. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major clients defaults on its payment obligations to us, we will not possess sufficient security to collect the entire debt.

WE DEPEND ON A SMALL NUMBER OF PRINCIPAL CLIENTS WHO HAVE IN THE PAST BOUGHT OUR
PRODUCTS IN LARGE VOLUMES. WE CANNOT ASSURE THAT THESE CLIENTS OR ANY OTHER
CLIENT WILL CONTINUE TO BUY OUR PRODUCTS IN THE SAME VOLUMES, ON THE SAME TERMS
OR AT ALL.

     Despite our wide dispersion of clients, we have two major clients, both supermarket chains, who accounted for approximately 16% and 4% respectively of our revenue during 2008. We do not have long term purchase contracts with our clients, and our sales arrangements with our clients do not have minimum purchase requirements. We cannot assure that our major clients will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Their failure to do so may significantly reduce our sales. Losing one or more of them may adversely affect our business results. In addition, we cannot assure that we will be able to attract new customers.

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

WE ARE SUBJECT TO REGULATIONS AND OTHER POLICIES OF THE ISRAELI GOVERNMENT AND
OF OTHER COUNTRIES INTO WHICH WE IMPORT AND EXPORT. IF WE ARE UNABLE TO OBTAIN
AND MAINTAIN REGULATORY QUALIFICATIONS OR APPROVALS FOR OUR PRODUCTS, OUR
BUSINESS MAY BE ADVERSELY AFFECTED.

     REGULATORY, LICENSING AND QUOTAS: The import, export, storage, marketing, manufacturing, distribution and labeling of food products are subject to extensive regulation and licensing by various Israeli government and municipal agencies, principally the Ministry of Health, the Ministry of Trade and
Industry, the Ministry of Agriculture and the Ministry of Finance. To the extent that we have imported and exported, or will import and export, food products outside of Israel, we may be subject to quotas and other import and export laws and regulations which may limit our ability to sell certain of our food products into these countries. We are required to maintain our distribution processes in conformity with all applicable laws and regulations. In the event that such laws and regulations change, or we fail to comply with such laws and regulations, we may be prevented from trading within Israel or another part of the world.

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

WE ARE DEPENDENT ON ARLA FOODS AMBA, OR ARLA, AND WE ALSO WORK WITH A LIMITED
NUMBER OF OTHER KEY SUPPLIERS. IF THESE SUPPLIERS RAISE PRICES OR TERMINATE
THEIR ENGAGEMENT WITH US, OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED.

     We are dependent on Arla, which supplies a high percentage of our dairy and dairy substitute products, although we are not dependent on any single supplier in respect of a majority of our products. Terminating the engagement with any supplier, in particular Arla, or a material change in the engagement terms for purchasing products from those suppliers may have an adverse affect on our results of operations. We have a distribution agreement with Arla pursuant to which we serve as Arla's sole agent and distributor in Israel of certain products for a five-year period beginning in March 2005. In July 2007, the agreement was amended and the exclusivity period was extended to ten years from
March 2005. See "Item 4. Information on the Company - B. Business Overview -
Suppliers". If these suppliers raise their prices, our operating results may be adversely affected. See "Increases in milk, corn, rice and other product prices have, and may continue to have, a material adverse effect on our profitability."
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

ECONOMIC CONDITIONS IN ISRAEL AFFECT OUR FINANCIAL PERFORMANCE.

A major part of our sales are made in Israel, and consequently our financial performance is dependent to a significant extent on the economy of Israel. In recent quarters, the global economic instability and economic uncertainty have negatively impacted economic conditions in Israel. A recession has started in
Israel, and the unemployment rates have increased. This has resulted in our customer base, both in the retail and in the wholesale markets, to reduce their purchases from us, both in quantities and by purchasing lower cost food products. A deterioration of the economic situation in Israel may erode the real wages and lower the buying power of our potential customers. This in turn may adversely affect our activities and business results.

WE MAY BE AFFECTED BY POLITICAL, ECONOMIC AND MILITARY CONDITIONS IN ISRAEL AND
THE MIDDLE EAST.

     Political, economic and military conditions in Israel have a direct influence on us because our operations are located there. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect our operations. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and
Israeli businesses. The establishment in 2006 of a government in the Palestinian
Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the area. In December 2008, Israel was engaged in an armed conflict with Hamas in the Gaza Strip, in the southern region of Israel.
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

     Many of our executive officers and employees in Israel are obligated to perform annual military reserve duty in the Israeli Defense Forces and may be called to active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to reserve duty.
Any disruption in our operations may harm our business.

INCREASES OR DECREASES IN GLOBAL PRODUCT PRICES HAVE IN THE PAST, AND IN THE
FUTURE MAY CONTINUE TO, HAVE A MATERIAL ADVERSE EFFECT ON OUR PROFITABILITY.

     In 2007, a number of our suppliers increased their product prices to us due to increases in milk, wheat, corn and rice prices. This reduced our profitability during 2007. The cost of food commodities and other food products is subject to cyclical and other market factors and may fluctuate significantly.
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

     In 2008, the global purchase price of a number of our key products decreased sharply due to the global recession. This reduced our profitability during 2008 because of the sharp decrease in the selling prices of our products that we had previously purchased or committed to purchase at higher prices.
Because we purchase many of our products from outside Israel, there is a lag of time from when we purchase inventory from our suppliers (or commit to purchase inventory from our suppliers) until the time we sell this inventory to our customers in Israel. To the extent that the purchase price of products that we purchase decreases from the time that we purchase our inventory (or commit to purchase our inventory) until the time we sell the inventory to our customers, our margin of profitability may be materially reduced if we are not able to sell our products at prices exceeding the market price.

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

WE MAY NOT SUCCESSFULLY INTEGRATE OUR RECENT ACQUISITIONS.

     In light of our recent acquisitions of Shamir Salads (2006) Ltd. and
Kirkeby, our success will depend in part on our ability to manage the combined operations of these companies, to integrate the operations and personnel of these companies together with our other subsidiaries into a single organizational structure, and to replace those subsidiary managers who have departed or may in the future leave our employ. There can be no assurance that we will be able to effectively integrate the operations of our subsidiaries and our acquired businesses into a single organizational structure. Integration of these operations could also place additional pressures on our management as well as on our key personnel. The failure to successfully manage this integration could have an adverse material effect on our results of operations.

WE MAY BE ADVERSELY AFFECTED BY ANY INTERRUPTION TO OUR STORAGE FACILITIES.

     We store most of our products in two main locations - a logistics center warehouse situated in Yavne, Israel and a factory and logistics center situated in Barkan, Israel save for products being distributed to customers. Any interruption to these storage facilities, whether by power failure, flooding or other event, would have a material impact on our ability to trade in the ordinary course.

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

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR COMPETITIVE
POSITION COULD BE COMPROMISED.

     We market certain products under the trademarks "Willi-Food", "Shamir
Salads", "Pizza Top", "Gold Food", "Donna Rozza", "Manchow", "Bloose",
"Krisponim", "Bubles" and "Gold Frost". Although we have registered trademarks for these brands, we cannot assure that the degree of protection these and other trademarks offer will be sufficient to protect our rights in these marks.

INITIATION AND ENFORCEMENT OF LEGAL ACTION IN ISRAEL.

     We are organized under the laws of the State of Israel. Most of our executive officers and Directors and some of the experts named in this Annual
Report are non-residents of the United States, and a substantial portion of the
Company's assets and the assets of these persons are located outside the United
States. Therefore, it may be difficult to enforce a judgment obtained in the
United States against us or any of those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions initiated in Israel.

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

     Since the beginning of 2009, our stock price has been trading in a range from $0.86 to $2.29 per share. Under NASDAQ's Marketplace Rule 5450(a)(2),
("RULE") any company whose share has a closing bid price less than $1.00 for 30 consecutive business days may be subject to a de-listing proceeding instigated by the NASDAQ. Due to the current extraordinary market conditions, on October
16, 2008, Nasdaq filed an immediately effective rule change with the SEC providing that companies will be deemed to be in compliance with the continuing listing standards related to bid price or market value of publicly held shares.
The relief, as extended in March 2009, is currently in effect through July 19,
2009. If we fail to meet the continued listing criteria defined under the Rule following the expiration of the relief, our ordinary shares may be delisted from trading on the Nasdaq Global Market.

     Delisting from the Nasdaq Global Market could have an adverse effect on our business and on the trading of our ordinary shares. If a delisting of our ordinary shares were to occur, our shares would trade on the OTC Bulletin Board or on the "pink sheets". The OTC Bulletin Board and "pink sheets" are generally considered to be less efficient markets, and this could diminish investors'
interest in our ordinary shares as well as significantly impact our share price and the liquidity of our ordinary shares. Any such de-listing may also severely complicate trading of our shares by our shareholders, or prevent them from re-selling their shares at/or above the price they paid. Furthermore, our relatively low trading volumes may make it difficult for shareholders to trade shares or initiate any other transactions. De-listing may also make it more difficult for us to issue additional securities or secure additional financing.

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

ONE SHAREHOLDER OWNS A LARGE PERCENTAGE OF OUR SHARES.

     As of the date of this Annual Report, Willi-Food Investments Ltd., which we refer to as Willi-Food owned approximately 69.36% of our ordinary shares. Mr.
Joseph Williger, who serves as Chief Executive Officer and director of our company, and serves as Chairman of the Board of Willi-Food, holds approximately
25.07% of the outstanding shares of Willi-Food (approximately 25.17% on a fully-diluted basis). Mr. Zwi Williger, who serves as Chief Operating Officer and Chairman of the Board of our company, and serves as a director and Chief
Executive Officer of Willi-Food, holds approximately 37.65% of the outstanding shares of Willi-Food (approximately 36.62% on a fully-diluted basis).

     Our Articles of Association do not provide for cumulative voting rights with respect to the election of directors and every resolution of the company in the general meeting of shareholders is deemed duly passed if passed by a simple majority of the shareholders present and voting unless another majority is required by the Israeli Companies Law or by our Articles of Association.

WE ARE CONTROLLED BY AND HAVE BUSINESS RELATIONS WITH WILLI-FOOD AND ITS
MANAGEMENT.

     Willi-Food, our controlling shareholder, is a holding company whose main asset is the ordinary shares it owns in our company. Willi-Food currently does not directly conduct any material business.

     Willi-Food, Mr. Zwi Williger, a 37.65% shareholder of Willi-Food, the
Chairman of our Board of Directors and our Chief Operating Officer and a
director and Chief Executive Officer in Willi-Food, and Mr. Joseph Williger, a
25.07% shareholder of Willi-Food, a director and our Chief Executive Officer and the chairman of the Board of Directors of Willi-Food, have been and continue in certain cases to be party to certain agreements and arrangements relating to our operations. Such transactions include service and employment arrangements between each of Messrs. Joseph and Zwi Williger together with us, and a service agreement we have with Willi-Food. All such transactions include consideration.

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

OUR INTERNATIONAL OPERATIONS MAY BE ADVERSELY AFFECTED BY RISKS ASSOCIATED WITH
INTERNATIONAL BUSINESS.

     We purchase food products from over 250 suppliers located around the world.
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

     In May 1997, the Company completed an initial offering to the public in the
United States (the "INITIAL PUBLIC OFFERING") of 1,397,500 units, each unit consisting of one ordinary share and one redeemable ordinary share purchase warrant.

     In May 2001, the Company acquired all the shares of Gold Frost Ltd., which we refer to herein as GOLD FROST, for NIS 336 thousand (USD 88 thousand). Gold
Frost, which was registered in 1977 in Israel, is engaged in designing, developing and distributing frozen and chilled food products.

     In December 2004, the Company declared a stock dividend of 1 ordinary share for each outstanding ordinary share (an aggregate of 4,307,500 ordinary shares).
All shares and per share amounts set forth in this Annual Report have been retroactively restated to reflect the aforementioned share dividend for all periods presented.

     On March 9, 2006, the Company's subsidiary, Gold Frost, completed an initial issuance to the public on the London AIM market which yielded gross proceeds of NIS 36.5 million (USD 9.6 million). Following this issuance, as of
May 30, 2006, the Company held approximately 75.7% of Gold Frost's share capital. See "Item 10. Additional Information - 10C. Material Contracts". During
November 2007- January 2008, the Company purchased on the AIM market an additional approximately 14.3% of Gold Frost's share capital, reaching an aggregate holdings of up to 90% of Gold Frost's share capital.

     On October 5, 2006 the Company closed a $10.0 million through private placement of shares of its ordinary shares and warrants to institutional investors. The Company issued a total of 1,652,893 ordinary shares at a purchase price of $6.05 per share, and the Company also issued warrants to purchase
561,982 additional shares at an exercise price of $8.00 per share. After deducting closing costs and fees, the Company received net proceeds of approximately $9.6 million. See "Item 10. Additional Information - 10C. Material
Contracts".

     On January 19, 2007, the Company established a fully-owned subsidiary in the US, WF Kosher Food Distributors LTD. ("WF") in order to acquire the operations and assets of Laish Israeli Food Products Ltd. ("Laish"), a U.S.
importer and distributor of kosher food products for approximately $3.5 million in cash. The sources for the purchase price were a bank loan in the amount of
$1.5 million taken by WF and cash on hand from the Company. On July 14, 2008 the
Company announced that WF has ceased the activities of its operations effective immediately. See "Item 10. Additional Information - 10C. Material Contracts".

     In February 2007, the Company formed a joint global kosher trade and export company ("BARON") with the Baron family (an unrelated third party), kosher food exporters located in Israel. The Company holds a 50.1% interest in Baron, and the Baron family holds the remaining interest. Under the terms of the agreement, in consideration for the 50.1% interest in Baron, the Company paid $1 million in owner's loans that were converted into equity on April 1, 2008. Under the terms of the agreement, all of the food export operations of the Baron family are executed under the new entity, and Baron is engaged in the food export activities performed until then by the Baron family, which involves the export of kosher products from more than 100 suppliers, predominantly from Israel, to the U.S., Canada, England, Belgium, France, Switzerland, Australia, South
Africa, Mexico, Argentina and Chile. Product categories currently exported include candies, preserves, cakes and cookies, snacks, cereals, frozen pastries and ice creams, baby food and general grocery items. See "Item 10. Additional
Information - 10C. Material Contracts".

     Since April 2007, the Company operates from a new logistics center situated in Yavne, Israel, that replaced the Company's previous logistics center, located nearby, as well as the Company's use of numerous external warehouse facilities.
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
dairy import license. See "Item 10. Additional Information - 10C. Material
Contracts".

     On May 20, 2008, a Special General Meeting of Gold Frost approved the cancellation of its ordinary share listing to the AIM Market of the London Stock
Exchange. The cancellation of Gold Frost's AIM admission took place on May 27,
2008.

     On February 5, 2009 the Company launched a tender offer (as extended on
March 5, 2009) to purchase from the holders of shares and/or depositary interests of Gold Frost all of the issued and outstanding share capital of Gold
Frost which were not already held by the Company for a price of 5 pence per share or per depositary interest in cash. The proposed tender offer was subject to, among others, the condition precedent that the number of shares and depositary interests duly tendered constitute, upon expiration of the offer period and together with the shares held by the Company at such time, more than
95 percent of the issued and outstanding share capital of Gold Frost. Such condition was not met. As a result, the Company did not purchase any of the Gold
Frost shares that have been tendered.

     On June 22, 2009, the Company launched a second tender offer to purchase from the holders of shares and/or depositary interests of Gold Frost all of the issued and outstanding share capital of Gold Frost which were not already held by the Company for a price of 7 pence per share or per depositary interest in cash. The tender offer is scheduled to expire on July 22, 2009, at 3:00 pm
London time. The other conditions of the tender offer remain the same as were in the first tender offer.

     The Company's principal executive offices are situated at 4 Nahal Harif
St., Northern Industrial Zone, Yavne, 81106 Israel. The Company's telephone number is 972-8-9321000, its fax number is 972-8-9321001, its e-mail address for communications is willi@willi-food.co.il and its Web site is
www.willi-food.co.il.

     CAPITAL EXPENDITURES

     Our capital expenditures were $0.9 million, $3.0 million and $6.0 million for the three years ended December 31, 2008, 2007 and 2006, respectively. See
"Item 4D. Property, Plants and Equipment" for a description of the logistic center.

     There are no currently material capital expenditure or divestures in progress.

     B.   BUSINESS OVERVIEW

OVERVIEW

     The Company is an Israeli-based company engaged, directly and through subsidiaries, in the design, import, export, manufacturing, marketing and distribution in Israel and around the world of a wide variety of over 2,500 food products. The Company sells products in Israel with widespread demand in the
Israeli marketplace, as well as products which cater to more select groups. The
Company distributes certain of its products on an exclusive basis. Some products are currently also sold in insubstantial volumes in the areas administered by the Palestinian Authority. The Company also sells its products outside Israel to a variety of customers around the world (U.S., Canada, England, Belgium, France,
Switzerland, Australia, South America, Mexico, Argentina and Chile), mainly by its subsidiary - Baron. The Company purchases food products from over 250 suppliers located in Israel and around the world, including from the Far East
(China, India, the Philippines and Thailand), Eastern Europe (Hungary, Poland
and Bulgaria), South America (Argentina, Ecuador and Costa Rica), the United
States, Western and Northern Europe (The Netherlands, Belgium, Germany, Sweden,
Denmark and France) and Southern Europe (Spain, Portugal, Italy, Turkey, Greece
and Cyprus).

     The products imported by the Company are marketed and sold to over 1,500 customers in Israel and around the world, including supermarket chains, wholesalers and institutional consumers. The Company markets most of the products under the brand name "Willi-Food", the chilled salads under the name
"Shamir Salads" and some of the chilled and frozen products under the brand name
"Gold Frost". Certain products are marketed under brand names of the manufacturers or under other brand names.

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

     As of June 22, 2009, the Company's principal shareholder, Willi-Food, holds approximately 69.36% of the Company's outstanding share capital. The primary assets of Willi Food are the Company's ordinary shares. See "Item 7. Major
Shareholders and Related Party Transactions". Willi Food's securities are traded on the Tel Aviv Stock Exchange.

BUSINESS STRATEGY

     The Company's business strategy is:

     o    to promote the "Willi-Food" and "Shamir Salads" brand names and to increase market penetration of products that are currently sold by the
          Company through, among other things, marketing efforts and advertising campaigns;

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

     PRESERVED PRODUCTS

     The Company imports, exports, markets and distributes a broad variety of over 200 preserved food products, most of which enjoy a long shelf life (mostly between two to four years). Sales of preserved products accounted for approximately 26% of the Company's sales in 2008. These products are sold principally in tin cans and glass jars in a variety of sizes and are intended for use by the individual consumer as well as by the institutional consumer food markets.

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

     CANNED FRUIT: including pineapple (sliced or pieces), peaches, apricot, pears, cherries, mangos, litchies and fruit cocktail. These products are primarily imported from the Philippines, Thailand, Greece and Europe.

     NON-PRESERVED PRODUCTS

     The Company imports, exports, manufactures, markets and distributes a broad variety of over 2,300 non-preserved food products, most of which enjoy a relatively long shelf life (mostly between ten months and two years). Sales of non-preserved products accounted for approximately 74% of the Company's sales in
2008. These products are sold in a variety of sizes and types of receptacles, such as glass jars, plastic and glass bottles and containers and sealed plastic vacuum packages, and are intended for use by the individual consumer as well as by the institutional consumer food markets.

     The Company aims at broadening the variety of the non-preserved products it distributes. Due to commercial considerations, the Company occasionally stops importing certain non-preserved products.

     The principal products in the non-preserved product line are as follows:

     CHILLED SALADS: including hummus, tchina, avocado, eggplant and ikra. All of these salads are manufactured in the logistics center of Shamir.

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

     The products (preserved and non-preserved) that generated the largest sales volume for the year ended December 31, 2008 were chilled salads (20% of sales), dairy and dairy substitute products (19% of sales) and canned vegetables (14% of sales).

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

     Most of the products that the Company imports and markets are approved as
Kosher by, and/or under the supervision of, various supervisory institutions including the Chief Rabbinate of Israel, Chug Chatam Sofer, certain Jewish organizations administering Kashrut procedures and certifications (such as the
Union of the Orthodox Jewish Congregation of America (referred to as OU), Badatz
Igud Harabanim Manchester, OK, Circle K and Triangle K) and rabbis of local
Jewish congregations abroad. See "Government Regulation".

     The Company's products are packaged by various manufacturers and suppliers abroad and labeled with Hebrew, English and, in certain cases, Arabic and
Russian labels, in accordance with the Company's instructions and requirements and in accordance with applicable law. See "Government Regulation".

SUPPLIERS

     The Company is not a manufacturer of preserved food products and therefore purchases final preserved food products only. In the case of non-preserved food products Shamir manufactures all of the chilled salads, and for the other non-preserved food products, the Company purchases final products only. The
Company purchases preserved food products from over 50 suppliers worldwide, including suppliers located in Israel, in the Far East (China, India, the
Philippines and Thailand), in Eastern Europe (Poland), in South America (Ecuador
and Costa Rica), in Canada and Western, Northern and Southern Europe (Sweden,
Greece, The Netherlands, Portugal, Spain, France and Turkey). The Company
purchases non preserved food products from over 220 suppliers, including suppliers located in Israel, in the Far East (China, India, the Philippines and
Thailand), in Eastern Europe (Bulgaria and Latvia), in South America
(Argentina), in the United States and in Western, Northern and Southern Europe
(Sweden, Denmark, Greece, The Netherlands, Italy, Portugal, Spain, Belgium,
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

     In the years 2008 and 2007, no supplier accounted for more than 10% of our total purchases of preserved products.

     The following table represents the percentage of purchases of non-preserved products by the Company from suppliers who accounted for more than 10% of the total purchases in the years 2008 and 2007:

        SUPPLIER                 2008               2007
-------------------------     ----------        ----------

Arla                              *                  13%

     * less than 10%

     We are not dependent on any given supplier for the supply of a majority of our products. We purchase most of our products from several suppliers. We are dependent on one source of supply - Arla from Denmark - with respect to a large part of our dairy and dairy substitute products. A distribution agreement between the Company and Arla grants the Company exclusive and non-transferable right to market and distribute cheese and butter products manufactured by Arla and its affiliated companies in Israel. The exclusivity for the Company is subject to the purchase by the Company of certain minimum quotas of products.
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

     Although we are not dependent on any one supplier with respect to most of our products, termination of our business relationships with certain suppliers and/or a material adverse change in the terms at which we purchase such products from such suppliers could have a material adverse effect on our financial results. There can be no assurance that alternative sources for such products, if required, will be readily available nor can we assure the terms of purchase of such products from such alternative sources.

     We do not generally enter into written agency or other agreements with our suppliers. However, we have written agreements with one foreign supplier of preserved products and fifteen foreign suppliers of non-preserved products that confirm our exclusive appointment as the sole agent and/or distributor of such suppliers either with respect to a specific product or with respect to a line of products, within the State of Israel. These exclusivity rights have generally been granted for a period of 12-24 months and are automatically extendable unless terminated by either party upon notice, and in certain cases are conditioned upon our compliance with certain minimum purchase requirements. The supplier of the preserved products from which we received such letter of confirmation accounted for approximately 1% of our purchases in 2008 and less than 1% of our purchases in 2007. The suppliers of the non-preserved products from which we received such letters of confirmation accounted for 21% of our purchases in 2008 and in 2007. In a few instances we did not fulfill our commitment to the minimum purchase requirements, but since the commencement of our activities, no supplier has terminated its agreement with us due to our failure to comply with the minimum purchase requirements. Our purchases are not motivated by a desire to meet minimum purchase requirements, and the considerations in purchasing products from these suppliers are identical to those for purchasing from other suppliers.

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

     The average volume of the Company's credit balance with its suppliers amounted in 2008 to NIS 48.6 million (USD 12.8 million) consisting of 62 days of suppliers credit on average, and in 2007 to NIS 31.0 million (USD 8.2 million)
consisting of 58 days of suppliers credit on average.

CUSTOMERS

     The Company's products (preserved and non-preserved) are marketed and sold to over 1,500 customers throughout Israel (including customers in the areas administered by the Palestinian Authority) and outside of Israel, mainly by the
Company's two new subsidiaries, Baron and Shamir Salads.

     Customers of the Company typically purchase both preserved and non-preserved products from the Company. The number of clients who purchase products from only one of these categories is not material.

     The Company's customers generally fall within one of the following two groups:

     o    large retail supermarket chains in the organized market, and

     o    private supermarket chains, mini-markets, wholesalers, manufactures, institutional customers and the customers in the Palestinian Authority referred herein as the PRIVATE SECTOR.

     The first major group includes the largest Israeli supermarket chains in the organized market in Israel, including: (i) Supersol Ltd. (including the chains: Supersol Deal, Supersol Big, Supersol Sheli, Supersol, Yesh and Katif);
(ii) Blue Square Israel Ltd. (which also includes MegaCenter, MegaBool and Shefa
Shuk); and (iii) Co-Op Israel (which also includes Co-Op Jerusalem, Mister Zol,
Pashut Zol and M.M.N). The Company contracts with the supermarket chains in the organized market through the buyers in the head office of the supermarket chain, and then the Company receives orders from the logistic center or directly from their stores. Merchandise is then delivered directly to each branch or to the supermarket's chain distribution center.

     The second major group includes private supermarket chains, mini-markets, wholesalers, food manufacturers, institutional consumers, such as catering halls, hotels, hospitals and food service companies and food producers, and customers in the Palestinian Authority.

     The Company's sales, by customer group, for the years ended December 31,
2008 and 2007 are as follows:

                                                      PERCENTAGE OF TOTAL SALES
                                                        YEAR ENDED DECEMBER 31

CUSTOMER GROUPS                                            2008       2007
---------------                                            ----       ----

Supermarket Chains in the organized market                  23%        24%

Private Supermarket Chains, mini-markets,
wholesalers, manufacturers, institutional
consumers  and  the  customers  in the  Palestinian
Authority                                                   77%        76%
                                                           100%       100%

     The Company's largest customer (a supermarket chain in the organized market) accounted for 16% of the Company's sales both in 2008 and 2007.

     The loss of this major customer would have a material adverse effect on the
Company's financial condition and results of operations. The Company is seeking to expand its operations in other areas so as to reduce its dependence on any single significant customer.

     We agreed to pay the large supermarket retail chains in the organized market incentives calculated as a fixed percentage of the annual sales to such customer. Other incentives include penetration discounts for sales of our new products, limited discounts for opening of new branches that sell our products and payments for participation in our product advertisements. The above mentioned incentives vary among customers and are usually awarded as part of a written annual framework agreement.

     These incentives typically range from 5% to 8.5% of our annual sales to such customers and are generally paid at the beginning of each year with respect to the previous year's sales. These arrangements also generally include specific exclusions, such as direct or joint importing of products that are not considered for purposes of such incentives. Certain of these commitments are not evidenced in written agreements. For the years ended December 31, 2008, 2007 and
2006, we paid and/or are obligated to pay approximately NIS 4,686 thousand (USD
1,233 thousand), NIS 3,774 thousand (USD 993 thousand) and NIS 3,370 thousand
(USD 886), respectively, with respect of such incentives.

     Our engagement with private sector customers is not subject to any exclusivity provisions or framework agreement, and they have no specific term.
Prior to any engagement with a potential private sector customer, we examine the financial stability of such potential customer and determine the extent of the credit and period for which credit would be granted. Most of the private sector customers are required to deposit securities as collateral (personal and/or bank guarantees as well as post-dated checks). Some of the customers of this sector
(mainly private supermarket chains and wholesalers) are also awarded incentives based on the increase in volume of sales to such customers in excess of a certain agreed amount, or incentives calculated as a fixed percentage of the annual sales to such customer. The extent of such incentives varies between
0.5%-4.5% of the increase in volume of sales to such customers in excess of a certain agreed amount or of the annual sales turnover of each relevant customer
(depending on the agreement with each customer).

     The average aggregate debit balance of the Company's customers with the
Company amounted in 2008 to NIS 83.3 million (USD 21.9 million) and the average time period within which our accounts receivable were paid was 81 days and in
2007 the average aggregate debit balance of the Company's customers with the
Company amounted to NIS 67.6 million (USD 17.8 million) and the average time period within which our accounts receivable were paid was 95 days.

     In the event that a client does not respect its financial commitments, the
Company may elect to foreclose on the collateral or the promissory note given by customers in the private sector. In 2006-2008, no significant use of this means was implemented.

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
The Club Market receivers established the rate of payment to be approximately
51% of the total debts. The receivers have approved the Company's claim of debt in the amount of NIS 5.6 million (USD 1.47 million), including the NIS 2.1 million (USD 0.55 million) already received by the Company. There is no assurance as to the portion of the debt owed by Club Market that will actually be paid to the Company.

     The Company's bad debt expenses for the years ended December 31, 2008 and
2007 amounted to NIS 3,161 thousand (USD 831 thousand) and NIS 2,303 thousand
(USD 606 thousand), respectively.

DISTRIBUTION, MARKETING AND SALES

     The Company principally distributes and markets its products on its own.
The Company markets its products via internal sales agents, apart from sales of certain products to clients situated in Beer Sheva and elsewhere in the south of
Israel, where it distributes products through external distributors, with whom the Company does not have exclusivity agreements. The sales of these distributors are not significant.

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

     Sales in Israel and in the U.S. are made by the placement of customers'
orders (except for part of the dairy and dairy substitute products), which are directed to the Company's regional office and placed by the sales personnel or directly by the customers. Orders are delivered by the Company's transport network (including 15 refrigeration trucks, eight regular trucks and four combined trucks) and by independent transporters. In certain cases, the Company transports products directly from port to customers, utilizing the services of independent transporters. In some instances, the Company transfers the merchandise to the logistic centers of the supermarket chains, and the supermarket chains themselves are responsible for the distribution of the merchandise to their chain stores for a commission charged to the Company.

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

     The Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 45 days. Occasionally, the Company may take advantage of low priced merchandise and purchase larger amounts than usual of a product with long shelf life. In those cases, the inventory quantities may be even higher than 70 days. Products ordered by customers in full container loads are generally forwarded directly to the customers' facilities without being stored in the Company's facilities. The
Company does not regularly maintain significant backlog of orders from customers; orders received by customers are generally filled within one week.

     The Company's inventory as of December 31, 2008 amounted to NIS 34.4 million (USD 9.1 million) compared with NIS 31.0 million (USD 8.2 million) as of
December 31, 2007.

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

SEASONALITY

     Each year as the Passover and Rosh Hashana festivals approach, the Company usually increases its inventories in order to provide a fast response to the market's demand. Usually there is an increase in the Company's sales prior to the Rosh Hashanah holiday (celebrated in September-October) and the Pesach
(Passover) holiday (celebrated in March-April). Despite the impact of the holiday season on the Company's activities, the Company's quarterly sales are not materially affected as a result of these holiday seasons.

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

     To the Company's knowledge, several of its competitors (Shemen, Tet-Bet and
Solbar with respect to edible oils, Fodor (Starkist and Yona), Posidon and
Williger of the Neto Group, Filtuna and Shastowits with respect to fish products, Pri HaGalil-Vita, Yachin-Zan laKol, Williger of the Neto Group, Alaska
and Johnson with respect to canned vegetable and canned fruits products, Osem,
Barila, Pri HaGalil-Vita, Williger of the Neto Group and Tomer with respect to pasta products, Tnuva, Tara, Strauss, Siman, Machlvot Gad and Meshek Zuriel with respect to dairy and dairy substitute products, Strauss, Osem, Miki's salads and
Yad-Hamelech salads with respect to chilled salads, for example) are substantially more established, have greater market recognition and have greater financial, marketing, human and other resources than those of the Company. If any of the Company's major competitors materially reduces prices, the Company would experience significantly more competitive pressure and a decrease in profitability. The Company cannot predict whether it could successfully compete with these pressures and, if it were unable to do so, the Company's business would suffer.

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

INTELLECTUAL PROPERTY RIGHTS

     The Company markets certain products under the trademark "Willi-Food,"
which was approved for registration in Israel in May 1997 for certain uses relating to the food industry. In 2001, the trademark's validity was extended for an additional fourteen years (until 2015). The Company markets certain products under the trademark "Gold-Frost," which was registered in Israel in
February 2002. The Company also markets certain products under the trademark
"Shamir Salads," which was registered in Israel in January 1995.

     The Company also markets cheeses and cheese substitute for pizza under the trademark "Pizza Top" which was registered in Israel in September 2002. On
February 16, 2006, the Company entered into an agreement with Gold Frost under which the Company assigned to Gold Frost all its rights, title and interest in and to the trademark "Pizza Top".

     The Company also markets certain products under the trademark "Gold Food", which was registered in Israel in November 2002 for different uses in the food industry.

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

     The Company also markets pasta and sauces under the trademark "Donna
Rozza," which was registered in Israel in August 2005 for different uses in the food industry. Other products marketed by the Company under their original brand name are "Completa", "Raskas", "Puck", "Nobeleza Gaucha", "Hazer Baba", "Sera",
"Daawat", "Zanetti", "Ferro", "Hahne", "Brillo", "Arla" and "Lurpak". The
Company imports several products for the Supersol chain under the brand name
"Supersol".

     There can be no assurances as to the degree of protection registration of the Company's trademarks will afford. In 2008 and 2007, the Company applied for two new trademarks and in relation to one of them the Company received some objections. There is no certainty that these trademarks will be registered as the Company requested.

     The Company also owns four trademarks which are not currently used. The
Company's investment in registering these trademarks was insignificant.

EMPLOYEES

     Since December 31, 2008, the Company, including its subsidiaries, employed a total of 246 persons (most of them are located in Israel), 21 of whom were in management, 32 of whom were in accounting and importing positions, 45 of whom were involved in the Company's sales and marketing departments, and 148 of whom were employed in logistics networks (manufacturing, warehousing and transportation). This compares with 135 employees as of December 31, 2007, 18 of whom were in management, 22 of whom were in accounting and importing positions,
37 of whom were involved in the Company's sales and marketing departments, and
58 of whom were employed in logistics networks (warehousing and transportation).

     Since December 31, 2008, 79 additional employees (stewards and sales people) were engaged on an hourly basis. On December 31, 2007, the number was
24. Other employees were supplied by temporary manpower companies.

     The increase in the number of employees in all of the departments is mainly due to the expansion of the Group with the addition of two new subsidiaries,
Shamir and Kirkeby.

     Most of the Company's employees are party to written employment contracts.
Regarding the Company's management services agreements with companies controlled by Messrs. Joseph and Zwi Williger, see "Item 6. Directors, Senior Management
and Employees- Compensation".

     The Company believes that its working relations with its employees are satisfactory. Israeli labor laws are applicable to most of the Company's employees, as are certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) (the "HISTADRUT")
and the Coordination Bureau of Economic Organizations (including the
Manufacturers' Association of Israel) (the "MAI"), by order of the Israeli
Ministry of Labor. These provisions, along with the Israeli labor laws, principally concern the length of the work day, minimum daily wages for professional employees, paid annual sick leave, prohibition of discrimination, insurance for work-related accidents, social security, procedures for termination of employment by dismissal, entitlement to and calculation of severance pay and other terms of employment.

     In addition, Israeli employers, including the Company, are required to provide certain escalations in wages in relation to the increase in the Israeli
CPI. The specific formula for such escalation varies according to agreements between the Government of Israel, the MAI and the Histadrut.

     A general practice in Israel followed by the Company is the maintenance of a pension plan to the benefit of its employees (the "PENSION PLAN"). Each month, both the Company and its employees allocate sums to the Pension Plan. Types of
Pension Plans may vary, while a commonly used Pension Plan is known as
"Manager's Insurance". Pension Plans provide a combination of savings plan, insurance and severance pay benefits to participating employees. Some of the sums allocated monthly by the Company to the employees' Pension Plans are on account of Severance Pay to which the employees may be entitled, upon termination of employment. Each month the employee contributes an amount which equals to 5% to 7.5% of his insured salary, and the Company contributes an additional sum of between 13.3% to 15.83% to his/her insured salary. In addition, Israeli law generally requires payment of severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (which is similar, to some extent, to the United States Social Security Administration). The payments thereto amount to 7.35% to 17.43% of wages; the employee's share being 3.5% to
12% (depending on the marginal level of wages) and the employer's share being
3.85% to 5.43%.

GOVERNMENT REGULATION

     The import, export, storage, distribution, manufacturing, marketing and labeling of food products is subject to extensive regulation and licensing by various Israeli government and municipal agencies, principally the Ministry of
Health, the Ministry of Finance and the Ministry of Trade and Industry. We are
required to maintain our distribution processes, as well as the products imported and manufactured by us, in conformity with all applicable laws and regulations. Failure to comply with these applicable laws and regulations could subject us to civil sanctions, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on us. We believe that we comply in all material respects with the above-mentioned requirements. To the extent that the Company has imported, or will import, food products outside of Israel, we may be subject to quotas and other import laws and regulations which may limit our ability to sell certain of our food products into these countries.

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

     Most of the products which the Company imports and markets are approved as
Kosher by and/or under the supervision of various supervisory institutions including, the Chief Rabbinate of Israel, Chug Chatam Sofer, certain Jewish organizations administering Kashrut procedures and certifications (such as the
Union of the Orthodox Jewish Congregation of America (OU), Badatz Igud Harabanim
Manchester, OK, Circle K, Triangle K, etc.) and rabbis of local Jewish congregations abroad. Such procedures include, in certain cases, personal supervision by a Kashrut supervisor sent by such institutions to the manufacturing facilities from which the Company purchases products, who is present at the plant during the processing of the product. Under Israeli law, the Company is required to ascertain that the kosher foodstuffs which it offers for sale bear kosher certification approved by certain authorities, such as the
Chief Rabbinate of Israel, and also bear the name of the individual authorized to certify such product. Not all products marketed by the Company have been so certified, although they do bear certain kosher certification from other certification bodies. The expenses for obtaining the Kashrut approval are relatively low.

     Most of the products which the Company manufactures are approved as Kosher by and/or under the supervision of Badaz Ha'eda Hacharedit (except for "Kosher to Passover" products) and the Chief Rabbinate of Israel.

     C.   ORGANIZATIONAL STRUCTURE

     The Company's principal shareholder, Willi Food, as of June 22, 2009, held approximately 69.36% of the Company's outstanding share capital. The primary assets of Willi Food are the Company's ordinary shares. Willi Food was established on November 27, 1992 and its securities have been traded on the Tel
Aviv Stock Exchange since January 1993.

     The Company, as of June 22, 2009, had five active subsidiaries:

                                                                COMPANY'S OWNERSHIP
        SUBSIDIARY            JURISDICTION OF ORGANIZATION            INTEREST
--------------------------     --------------------------    --------------------------

        Gold Frost                       Israel                          90%
          Baron                          Israel                         50.1%
          W.F.D.                         Israel                         100%
         Kirkeby                        Denmark                 45.9% indirectly owned
                                                              through Gold Frost's 51.0%
                                                                       holding
          Shamir                         Israel                         51.0%

     The offices of Gold Frost, Baron and W.F.D, are located in Yavne, Israel, at the offices of the Company.

     The Offices of Kirkeby are located in Svendborg, Denmark.

     The offices of Shamir are located in Barkan, Israel.

     GOLD FROST

     In May 2001, the Company acquired all the shares of Gold Frost in consideration for NIS 336 thousand (USD 88 thousand). Gold Frost, which was registered in 1977 in Israel, is engaged in designing, developing and distributing frozen and chilled food products. The Company purchased Gold Frost in order to take advantage of Gold Frost's know-how in importing frozen and chilled products as well as of its well known brand name in the Israeli market.
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

     On March 9, 2006, Gold Frost completed an initial issuance to the public on the London AIM market which yielded gross proceeds of NIS 36.5 million (USD 9.6 million). As of June 22, 2009, the Company held approximately 90.0% of Gold
Frost's share capital.

     On February 5, 2009 the Company launched a tender offer (as extended on
March 5, 2009) to purchase from the holders of shares and/or depositary interests of Gold Frost all of the issued and outstanding share capital of Gold
Frost which were not already held by the Company for a price of 5 pence per share or per depositary interest in cash. The proposed tender offer was subject to, among others, the condition precedent that the number of shares and depositary interests duly tendered constitute, upon expiration of the offer period and together with the shares held by the Company at such time, more than
95 percent of the issued and outstanding share capital of Gold Frost. Such condition was not met. As a result, the Company did not purchase any of the Gold
Frost shares that have been tendered.

     On June 22, 2009, the Company launched a second tender offer to purchase from the holders of shares and/or depositary interests of Gold Frost all of the issued and outstanding share capital of Gold Frost which were not already held by the Company for a price of 7 pence per share or per depositary interest in cash. The tender offer is scheduled to expire on July 22, 2009, at 3:00 pm
London time. The other conditions of the tender offer remain the same as were in the first tender offer.

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

     SHAMIR

     In January 2008, the Company purchased 51% of the interests of Shamir
Salads (2006) Ltd. ("Shamir"), an Israeli manufacturer and distributor of pre-packaged chilled kosher Mediterranean dips and spreads in Israel and abroad.

     For more information see "Item 4. Information on the Company - 4A. History
and Development of the Company" and "Item 10. Additional Information - 10C.
Material Contracts."

     WF

     On January 19, 2007, the Company established a wholly-owned subsidiary in the US, WF in order to acquire the operations and assets of Laish, a U.S.
importer and distributor of kosher food products for approximately $3.5 million in cash. The sources for the purchase price were through a bank loan in the amount of $1.5 million taken by WF and cash on hand from the Company.

     On July 14, 2008 the Company announced that WF has ceased the activities of its operations effective immediately. For more information see "Item 4.
Information on the Company - 4A. History and Development of the Company" and
"Item 10. Additional Information - 10C. Material Contracts."

     KIRKEBY

     In February 2008, the Company's subsidiary, Gold Frost, purchased a majority interest from the owners of a dairy distributor in Denmark Kirkeby
International Foods A/S ("KIRKEBY"). Gold Frost currently holds a 51% interest in Kirkeby, and the former owners of Kirkeby hold the remaining interest.
Kirkeby has a U.S. dairy import license. For more information see "Item 4.
Information on the Company - 4A. History and Development of the Company" and
"Item 10. Additional Information - 10C. Material Contracts."

     W.F.D.

     Since November 1995, the Company incorporated a wholly-owned subsidiary,
W.F.D. The Company occasionally imports certain products through this subsidiary, which then sells these products to the Company. W.F.D. has no assets, facilities or obligations, other than those amounts owed to suppliers overseas with respect to products purchased from them. W.F.D. had no sales for each of the last two years.

     D.   PROPERTY, PLANTS AND EQUIPMENT

     The Company's principal executive offices are situated at a new logistic center in the northern industrial zone of Yavne, at 4 Nahal Harif St., Israel,
35 km south of Tel-Aviv.The Company purchased the land from Titanic Food Ltd.
("TITANIC"), a private Israeli company controlled by Messrs. Joseph Williger, the Company's Chief Executive Officer and a director, and Zwi Williger, the
Company's Chief Operating Officer and Chairman of the Board, at the same price that it was purchased by Titanic, in August 2005, and the Company built on this land the new logistic center. The new logistic center is 8,600 square meters
(approximately 77,400 square feet) and is located on a plot of 19,000 square meters (approximately 171,000 square feet). This transaction was approved by the
Company's Board of Directors, Audit Committee of the Board of Directors and
shareholders. The new logistic center replaced the Company's previous logistic center, located nearby, which the Company leased from Titanic. The new logistic center, which became operational during the second quarter of 2007, was established in order to save the Company the expense of using storage services in free warehouses, as described below, and in order to improve the Company's operation. The new logistic center was financed mainly by the funds that were raised in the private placement in October 2006.

     Since January 22, 2008, the Company has been operating the Yavne facility under a municipal business license as required under Israeli applicable law. The license has been granted permanently.

     Before the transition to the new logistic center, the Company also utilized free warehouses services, mainly in the area of the Ashdod seaport. The Company was charged only for storage per container (I.E., there is no charge for rental while the Company does not use the free warehouse services). Since the transition to the new logistic center, the Company has utilized free warehouses services mainly for the storage of chilled products. The Company's expenses for usage of free warehouses services were immaterial in the years 2008 and 2007 -
NIS 225 thousand (USD 59 thousand) for the year ended December 31, 2008 and NIS
541 thousand (USD 142 thousand) for the year ended December 31, 2007. The expenses of these services for the years ended December 31, 2006 were NIS 1,294 thousand (USD 340 thousand).

     As of December 31, 2008, the Company owned 15 refrigeration trucks (each with capacity of 2.5 to 6.5 tons), eight regular trucks (each with capacity of
10 to 15 tons) and four combined trucks (each with capacity of 5.5 to 8.6 tons).
Pursuant to the Transfer Agreement with Gold Frost, ten of the abovementioned trucks and one private car were sold as of January 1, 2006 from the Company to
Gold Frost. See Item 7. "Major Shareholders and Related Party Transactions - 7B.
Related Party Transactions - Transfer Agreement". The above mentioned transfer was implemented in order to allow Gold Frost to market its products on its own accord.

     The total investment in the new logistics center (including the land which the Company purchased from Titanic) until December 31, 2008 amounted to NIS
42,267 thousand (USD 11,117 thousand).

ITEM 4A. UNRESOLVED STAFF COMMENTS

     Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

     The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and the related Notes thereto submitted in this Annual Report. The Company's financial statements as of December 31, 2008 and for the year then ended have been prepared in accordance with IFRS and interpretations issued by the IASB, and such accounting policies have been applied retrospectively to the Company's financial statements as of December 31, 2007 and for the year then ended.

     The Company is engaged in the design, import, manufacture, export, marketing and distribution of a broad range of food products purchased from over
250 suppliers worldwide and marketed in Israel and internationally, and to a much lesser extent, the areas administered by the Palestinian Authority. The
Company's products are sold in Israel and around the world to over 1,500 customers, including supermarket chains in the organized market, private supermarket chains, mini-markets, wholesalers, manufacturers and institutional consumers. The Company was incorporated in Israel in January 1994 and commenced operations in February 1994.

     In 2008, we faced challenges pertaining to increases in food commodity prices that exceeded global inflation rates. Beginning in the fourth quarter of
2008, we were affected by the sharp decrease of global purchase prices of food products, resulting in the sharp decrease in the selling prices of our products as well. Because our commitments to purchase food products were based on higher prices from our vendors, the immediate consequence was a decline in the gross margin in the fourth quarter of 2008. The decrease of global purchase prices of food products compounded with the recent strengthening of the U.S. dollar versus the NIS (a depreciation of more than 11% of the value of the NIS in the fourth quarter of 2008) and the general effects of the global economic recession and increasing unemployment rates reduced our gross margin to 7.4% in the fourth quarter of 2008 from 8.7% in the comparable period in 2007.

     In light of the anticipated continued recession and increasing unemployment rates, our foreseeable challenges ahead will be in managing our expenses, and in particular the cost of our products, to an acceptable degree in order to accommodate our consumers' anticipated desire to acquire lower cost products. We hope that in these difficult times we will be able to maintain our customer base both in the retail and in the wholesale markets.

     We also intend to continue to seek to grow our market share in Israel and abroad through the introduction of additional innovative niche products to give the customer more choice, healthier and/or less expensive products and, where permitted, by expanding our relationships with our suppliers. We also intend to increase expenditures on marketing and sales activities to increase the market penetration of the products that we currently sell in Israel. We also intend to expand our business outside of Israel, and in particular, in the U.S. and
Europe.

     For convenience purposes, the financial data for the years ended December
31, 2008, 2007, 2006, 2005 and 2004 has been translated into U.S. Dollars using the representative exchange rate. This rate as of December 31, 2008 was NIS
3.802 = USD 1.00.

     The Company is not involved in any off balance sheet transactions or long-term contractual obligations.

CRITICAL ACCOUNTING POLICIES

     Management's discussion and analysis is based upon the consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB for all reporting periods presented. The use of these International
Financial Reporting Standards requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting accounting periods presented. These estimates include, among other things, assessing the collectibility of accounts receivable and the use of recoverability of inventory. Actual results could differ from those estimates.
The markets of the Company's products are characterized by intense competition and a rapid turnover of products and frequent new introductions of products, all of which may impact future ability to value the Company's assets.

     The following critical accounting policies may affect significant judgments and estimates used in the preparation of the consolidated financial statements.

1.   REVENUE RECOGNITION - Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

     (1)  Sale of goods

          Revenue from the sale of goods is recognised when all the following conditions are satisfied:

          o    The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

          o    The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold

          o    The amount of revenue can be measured reliably;

          o    It is probable that the economic benefits associated with the transaction will flow to the entity; and

          o    The costs incurred or to be incurred in respect of the
               transaction can be measured reliably.

     This policy is significant because the revenue is a key component of the
     Company's operations, as well as the fact that the revenue recognition determines the timing of certain expenses. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause the operating results to vary from quarter to quarter and may result in operating losses

2.   INVENTORIES - Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

     Inventories are stated at the lower of cost and net realizable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production overheads and other cost that are incurred, in bringing the inventories to their present location and condition.

     Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

     Cost is determined as follows:

Raw material, components and packaging  -    by the "first-in, first-out" method;

Processing goods                        -    cost of materials plus labor

finished products                       -    on the basis of standard cost which
                                             approximates actual production cost
                                             (materials, labor and indirect
                                             manufacturing costs).

Products                                -    weighted average method

3.   USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT - the Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period.

4.   IMPAIRMENT OF GOODWILL - Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

5.   DEFERRED TAXES- The Company recognizes deferred tax assets for all of the deductible temporary differences up to the amount as to which it is anticipated that there will be taxable income against which the temporary difference will be deductible. During each period, for purposes of calculation of the utilizable temporary difference, management uses estimates and approximations as a basis which it evaluates each period.

6.   The current value of the Company's obligation in respect of severance pay is based on actuarial assumptions, including discount rate (which is based on the discount rate of government bonds), market conditions, etc.
     Differences in the actuarial assumptions may change the book value of the
     Company's obligation in respect of severance pay.

ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

(1)  STANDARDS AND INTERPRETATIONS WHICH ARE EFFECTIVE AND HAVE BEEN APPLIED IN
     THE CONSOLIDATED FINANCIAL STATEMENTS.

     The following three Interpretations issued by the International Financial
     Reporting Interpretations Committee are effective for the current period:

     IFRIC 11          IFRS 2:  Group and Treasury Share Transactions (effective
                       March 1, 2007);

     IFRIC 12          Service Concession Arrangements (effective January 1,
                       2008);

     IFRIC 14          IAS 19 - The Limit on a Defined Benefit Asset, Minimum
                       Funding Requirements and their Interaction (effective
                       January 1, 2008).

     The adoption of the Interpretations has not led to any changes in the
     Company's accounting policies.

(2)  STANDARDS AND INTERPRETATIONS WHICH HAVE NOT BEEN APPLIED IN THE
     CONSOLIDATED FINANCIAL STATEMENTS WERE IN ISSUE BUT NOT YET EFFECTIVE

     As of the date of authorization of these financial statements, other than the Standards and Interpretations adopted by the Company in advance of the effective date of the financial statements, the following Interpretations were in issue but not yet effective:

IAS 1 (AMENDED) "PRESENTATION OF FINANCIAL STATEMENTS"

     The standard stipulates the presentation required in the financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. Changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the "report of comprehensive income", and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, in cases of restatement and in cases of reclassifications.

     The standard will be effective for reporting periods beginning from January
     1, 2009. The standard permits earlier application.

     The implementation of the standard will not have any influence on the financial statements of the Company.

IAS 23 (AMENDED) "BORROWING COSTS"

     The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing borrowing costs related to assets with an uncommon period of eligibility or construction in the statement of operations was cancelled.
     The standard will apply to borrowing costs that relate to eligible assets as to which the capitalization period began from January 1, 2009. The standard permits earlier implementation.

     At this stage, the management of the Company estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Company.

IAS 27 (AMENDED) "CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS"

     The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with minority shareholders, in the context of which the company holds control of the subsidiary before and after the transaction, will be treated as capital transactions. In the context of transactions, subsequent to which the company loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value, with the difference as compared to book value to be recorded to the statement of operations. The noncontrolling interest in the losses of a subsidiary, which exceed its share in shareholders' equity, will be allocated to it in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

     The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. Earlier adoption is permitted, on the condition that it will be done simultaneous with early adoption of IFRS 3 (amended). The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively. At this stage, the management of the Company estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Company.

IFRS 3 (AMENDED) "BUSINESS COMBINATIONS"

     The new standard stipulates the rules for the accounting treatment of business combinations. Among other things, the standard determines measurement rules for contingent consideration in business combinations which is to be measured as a derivative financial instrument. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Noncontrolling interests will be measured at the time of the business combination to the extent of their share in the fair value of the assets, including goodwill, liabilities and contingent liabilities of the acquired entity, or to the extent of their share in the fair value of the net assets, as aforementioned, but excluding their share in goodwill.

     As for business combinations where control is achieved after a number of acquisitions (acquisition in stages), the earlier purchases of the acquired company will be measured at the time that control is achieved at their fair value, while recording the difference to the statement of operations.

     The standard will apply to business combinations that take place from
     January 1, 2010 and thereafter. Earlier adoption is possible, on the condition that it will be simultaneous with early adoption of IAS 27
     (amended).

     At this stage, the management of the Company estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Company.

IFRIC 13, CUSTOMER LOYALTY PROGRAMS

     The clarification stipulates that transactions for the sale of goods and services, for which the company confers reward grants to its customers, will be treated as multiple component transactions and the payment received from the customer will be allocated between the different components, based upon the fair value of the reward grants. The consideration attributed to the grant will be recognized as revenue when the reward grants are redeemed and the company has made a commitment to provide the grants.

     The directives of the clarification apply to annual reporting periods commencing on January 1, 2009. Earlier implementation is permissible.

     At this stage, the management of the Company estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Company.

AMENDMENT TO IAS 32, FINANCIAL INSTRUMENTS: PRESENTATION, AND IAS 1,
PRESENTATION OF FINANCIAL STATEMENTS

     The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

     The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

     At this stage, the management of the Company estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Company.

IFRS 1 "FIRST TIME ADOPTION OF IFRS" AND IAS 27 "CONSOLIDATED AND SEPARATE
FINANCIAL STATEMENTS"

     The amendment states, among other things, the method in which the measurement of the investments in subsidiaries, associated entities and joint control entities should be applied at first time adopting IFRS, and the method in which income from dividends received should be recognized.

     The amendment is effective for annual periods commencing January 1, 2009.

          At this stage, the management of the Company estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Company.

     A.   RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated, the correlation
(in percentages) between items from the Company's statements of operations to its total sales for such periods:

                                           YEAR ENDED           YEAR ENDED
                                       DECEMBER 31, 2008    DECEMBER 31, 2007
                                          ------------         ------------

Sales                                              100%                 100%
Cost of Sales                                    80.65%               79.68%
Gross Profit                                     19.35%               20.32%
Sales and Marketing Expenses                      9.67%                9.72%
General and Administrative Expenses               6.62%                7.56%
Other (Income) expense                            0.63%               (0.19)%
Impairment of Goodwill                            0.31%                1.22%
Operating profit                                  2.12%                2.01%
Financial Income (costs), Net                    (1.63)%               0.91%

Profit before tax                                 0.49%                2.92%
Income Taxes                                      0.42%                1.06%
Profit for the period                             0.08%                1.86%

Attributable to:

Equity holders of the Company                    (0.22)%               0.94%

Non-controlling interest                          0.30%                0.92%

Net Income                                        0.08%                1.86%
                                          ------------         ------------

YEAR ENDED DECEMBER 31, 2008 COMPARED WITH YEAR ENDED DECEMBER 31, 2007

SALES. Sales for the year ended December 31, 2008 increased by approximately NIS
99,534 thousand (USD 26,179 thousand), or 39.86%, to approximately NIS 349,227 thousand (USD 91,853 thousand) from NIS 249,693 thousand (USD 65,674 thousand)
for the year ended December 31, 2007. This increase in sales resulted mainly from the recent consolidation of the revenues of the two subsidiaries - Shamir
Salads and the Danish dairy distributor.

COST OF SALES. Cost of sales for the year ended December 31, 2008 increased to approximately NIS 281,651 thousand (USD 74,080 thousand), or 80.65% of sales, from approximately NIS 198,961 thousand (USD 52,331 thousand), or 79.68% of sales, for the year ended December 31, 2007. The increase in Cost of sales was mainly due to the recent strengthening of the U.S. dollar versus the NIS
(devaluation of 13% in the second half of 2008) and due to the sharp decrease in the global purchase prices of food products in the fourth quarter of 2008.

GROSS PROFIT. Gross profit for the year ended December 31, 2008 increased to NIS
67,576 thousand (USD 17,773 thousand), or 19.35% of sales, in the year ended
December 31, 2008, as compared to a gross profit of approximately NIS 50,732 thousand (USD 13,344 thousand), or 20.32% of sales, in the year ended December
31, 2007. The decrease in the gross profit margin was due to the recent strengthening of the U.S. dollar versus the NIS (devaluation of 13% in the second half of 2008) and due to the sharp decrease in the fourth quarter of 2008 in the global purchase prices of food products, resulting in the sharp decrease in the selling prices of the Company's products as well. Because the Company's commitments to purchase food products were based on higher prices from its vendors, the immediate consequence was a decline in the gross margin in the fourth quarter of 2008.

SALES AND MARKETING EXPENSES. Sales and marketing expenses for the year ended
December 31, 2008 increased to approximately NIS 33,759 thousand (USD 8,879 thousand), or 9.67% of sales, from approximately NIS 24,263 thousand (USD 6,382 thousand), or 9.72% of sales, for the year ended December 31, 2007. This increase in sales and marketing expenses was mainly due to the sales and marketing expenses of the Company's two new subsidiaries, Shamir Salads and the
Danish dairy distributor.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended December 31, 2008 increased to approximately NIS 23,127 thousand (USD
6,083 thousand), or 6.62% of sales, from approximately NIS 18,869 thousand (USD
4,963 thousand), or 7.56% of sales, for the year ended December 31, 2007. This increase of general and administrative expenses was mainly due to the general and administrative expenses of the Company's two subsidiaries, Shamir Salads and the Danish dairy distributor, whose results were consolidated with the Company's results starting in 2008.

OTHER EXPENSE (INCOME). Other expense for the year ended December 31, 2008 amounted to NIS 2,195 thousand (USD 577 thousand) as compared to other income of
NIS 470 thousand (USD 124 thousand) for the year ended December 31, 2007. Other expense for the year ended December 31, 2008, was mainly due to a final arbitration award entered against the Company for damages in the amount of NIS
1,981 thousand (USD 521 thousand) in connection with a dispute with the Vitarroz
Corp.

IMPAIRMENT OF GOODWILL. Impairment of Goodwill expense for the year ended
December 31, 2008, was NIS 1,067 thousand (USD 280 thousand) due to impairment of goodwill relating to the Danish dairy distributor, as compared to Impairment of Goodwill expense for the year ended December 31, 2007, of NIS 3,054 thousand
(USD 803 thousand), which was due to impairment of goodwill relating to WF
Kosher Food Distributors Ltd.

OPERATING INCOME. Operating income for the year ended December 31, 2008 increased by approximately NIS 2,412 thousand (USD 634 thousand), or by 48.09%, to approximately NIS 7,428 thousand (USD 1,954 thousand), or 2.13% of sales, from approximately NIS 5,016 thousand (USD 1,319 thousand), or 2.01% of sales, for the year ended December 31, 2007.

FINANCING INCOME (COSTS), NET. Financing costs, net, for the year ended December
31, 2008 was approximately NIS 5,707 thousand (USD 1,501 thousand) compared with
Financing income, net, for the year ended December 31, 2007 of approximately NIS
2,274 thousand (USD 598 thousand). The financing costs for the year ended
December 31, 2008 mainly included losses from marketable securities of NIS 4,836 thousand (USD 1,272 thousand) as compared to losses from marketable securities of NIS 68 thousand (USD 18 thousand) in the year ended December 31, 2007, and expenses due to rate exchanges of NIS 2,698 thousand (USD 710 thousand) in the year ended December 31, 2008 as compared to expenses due to rate exchanges of
NIS 229 thousand (USD 60 thousand) in the year ended December 31, 2007. The financing income for the year ended December 31, 2008 mainly included interest income from short-term bank deposits of NIS 1,475 thousand (USD 388 thousand) as compared to NIS 2,251 thousand (USD 592 thousand) in the year ended December 31,
2007.

PRE-TAX INCOME. Income before taxes for the year ended December 31, 2008 decreased by approximately NIS 5,569 thousand (USD 1,465 thousand), or by
76.39%, to approximately NIS 1,721 thousand (USD 453 thousand) from NIS 7,290 thousand (USD 1,917 thousand) for the year ended December 31, 2007.

TAXES ON INCOME. Taxes on income for the year ended December 31, 2008 decreased to approximately NIS 1,454 thousand (USD 382 thousand) from approximately NIS
2,651 thousand (USD 697 thousand) in the year ended December 31, 2007. The decrease in taxes on income in 2008 as compared to 2007 was attributable to the decrease in income before taxes.

NET INCOME. Net income for the year ended December 31, 2008 decreased by approximately NIS 4,372 thousand (USD 1,150 thousand), or 94.25%, to approximately NIS 267 thousand (USD 71 thousand), or 0.08% of sales, from approximately NIS 4,639 thousand (USD 1,220 thousand), equal to 1.86% of sales for the year ended December 31, 2007.

     B.   LIQUIDITY AND CAPITAL RESOURCES

     The Company's operations are funded mainly through equity and cash flows from operating activities. The Company's bank indebtedness is secured by certain liens on its share capital, goodwill and certain other assets.

     For the year ended December 31, 2008, cash and cash equivalents increased from approximately NIS 61.6 million (USD 16.2 million) at December 31, 2007 to approximately NIS 78.7 million (USD 20.7 million) at December 31, 2008.

     During the year ended December 31, 2008, marketable securities decreased to
NIS 9.4 million (USD 2.5 million) from NIS 31.3 million (USD 8.2 million) at
December 31, 2007.

     For the year ended December 31, 2008, the Company generated a positive cash flow from operating activities of approximately NIS 18.9 million (USD 5.0 million) as compared to positive cash flow from operating activities of approximately NIS 7.9 million (USD 2.1 million) in the year ended December 31,
2007, primarily as a result of an increase in trade and other payables, and accrued expenses of approximately NIS 11.6 million (USD 3.0 million) and of unrealized loss on marketable securities of approximately NIS 5.2 million (USD
1.4 million) which was offset by an increase in trade receivables and other receivables of approximately NIS 4.2 million (USD 1.1 million).

     For the year ended December 31, 2007, the Company generated a positive cash flow from operating activities of approximately NIS 7.9 million (USD 2.1 million), primarily as a result of an increase in trade and other payables, and accrued expenses of approximately NIS 13.2 million (USD 3.5 million) which was offset by an increase in trade receivables and other receivables of approximately NIS 11.6 million (USD 3.0 million). Our trade receivables and other receivables increased primarily due to the increase in trade receivables.

     During the year ended December 31, 2008, the Company utilized cash flow of
NIS 3.1 million (USD 0.8 million) for investing activities, mainly for a purchase of the subsidiaries (Shamir Salads and the Danish dairy distributor)
and purchase of additional shares of Gold Frost in the total amount of NIS 14.9 million (USD 3.9 million) and for additions to fixed assets of NIS 3.3 million
(USD 0.9 million), which was offset by proceeds from realization of marketable securities, net, in the amount of NIS 16.7 million (USD 4.4 million).

     During the year ended December 31, 2007, the Company utilized cash flow of
NIS 44.3 million (USD 11.7 million) for investing activities, mainly for a purchase of subsidiary and purchase of additional shares of Gold Frost in the total amount of NIS 15.6 million (USD 4.1 million), for the purchase of marketable securities, net, in the amount of NIS 17.4 million (USD 4.6 million), and for additions to fixed assets of NIS 11.3 million (USD 3.0 million), consisting mostly of the investments in the Company's new logistics center.

     During the year ended December 31, 2008, the Company generated cash flow from financing activities of NIS 1.3 million (USD 0.3 million) mainly due to short term bank borrowings. During the year ended December 31, 2007, the Company generated cash flow from financing activities of NIS 6.8 million (USD 1.8 million) due to short term bank borrowings.

     The Company's cash requirements, net, during the years ended December 31,
2008 and 2007 were met primarily through its working capital. As of December 31,
2008, the Company had working capital of approximately NIS 122.5 million (USD
32.2 million) compared with working capital of NIS 142.6 million (USD 37.5 million) as of December 31, 2007. The Company believes that its working capital is sufficient for the Company's present requirements.

     The Company's trade receivables balance as of December 31, 2008 was NIS
79.6 million (USD 20.9 million) as compared to a trade receivables balance as of
December 31, 2007 in the amount of NIS 63.8 million (USD 16.8 million). The average time period within which our accounts receivable were paid was 81 days for 2008, compared with 95 days for 2007.

IMPACT OF INFLATION AND DEVALUATION ON RESULTS OF OPERATIONS, LIABILITIES AND
ASSETS

     The rate of inflation in Israel in recent years has been significantly reduced as compared to previous years. The rate of devaluation of the NIS against the U.S. Dollar, which was high until 2005, has reversed course and the representative rate of the U.S. Dollar was NIS 3.802 on December 31, 2008, compared with NIS 3.846 on December 31, 2007, NIS 4.225 on December 31, 2006,
NIS 4.603 on December 31, 2005, and NIS 4.308 on December 31, 2004. As of June
22, 2009, the representative rate of the U.S. Dollar was NIS 3.955.

     The annual rates of inflation in Israel during the years ended December 31,
2004, 2005, 2006, 2007 and 2008 were approximately 1.6%, 2.4%, (0.1%), 3.4% and
3.8%, respectively, while during such periods the devaluation of the NIS against the U.S. Dollar was approximately (1.6%), 6.8%, (8.2%), (9.0%) and (1.1%), respectively. During each of the years ended December 31, 2003, 2004, 2006, 2007 and 2008, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. Dollar, while during the year ended December 31, 2005 the rate of devaluation of the NIS against the U.S. Dollar exceeded the rate of inflation in Israel.

     A revaluation of the NIS in relation to the U.S. Dollar has the effect of increasing the U.S. Dollar value of any assets of the Company which consist of
NIS or receivables payable in NIS. Such a revaluation also has the effect of increasing the U.S. Dollar amount of any liabilities of the Company which are payable in NIS (unless such payables are linked to the Dollar). Conversely, any decrease in the value of the NIS in relation to the U.S. Dollar will have the effect of decreasing the U.S. Dollar value of any linked NIS assets of the
Company and the U.S. Dollar amount of any linked NIS liabilities of the Company.

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

GUARANTEES AND PLEDGES

     Principally in connection with letters of credit issued to the Company, the
Company has issued a debenture to each of Bank Leumi Le'Israel, Bank Mizrahi
Ltd. and Bank Hapoalim B.M, pursuant to which the Company has pledged all of its assets (including its outstanding share capital and goodwill of the Company) in favor of such banks to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company's suppliers. Bank Leumi Le'Israel, Bank
Mizrahi Ltd. and Bank Hapoalim B.M have agreed among them that the pledges subject to such debentures will rank PARI PASSU. The outstanding amount of such letters of credit as of December 31, 2008 was approximately NIS 19,215 thousand
(USD 5,054 thousand).

     The Company also guarantees, without limitation as to amount and for an unlimited period of time, 51% of the obligations of its subsidiary, Shamir
Salads, to the United Mizrahi Bank Ltd. and Ben-Leumi Le'Israel. As of December
31, 2008, Shamir Salads obligations to those banks amounted to NIS 13,385 thousand (USD 3,520 thousand).

     The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary,
W.F.D., to the United Mizrahi Bank Ltd. As of December 31, 2008, W.F.D. had no
obligations to United Mizrahi Bank Ltd.

     The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its subsidiary, Gold Frost, both to
Bank Leumi Le'Israel and to the United Mizrahi Bank Ltd. As of December 31,
2008, Gold Frost had no obligations to such banks.

     C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Not applicable.

     D.   TREND INFORMATION

     In prior years, there has been an increase in the number of small private supermarket stores that have opened in Israel, which has resulted in greater price competition in the stores and in our business. The increased price competition resulted in an increase in our cost of sales as a percentage of total sales. In order to maintain our gross margin at its high levels, in the past we were able to change our product mix and introduce new products with higher margins to increase our gross profit. In 2007, the global market experienced steep price increases in agricultural commodities and cost pressures due to weather-related problems, reduced milk production, cessation of EU dairy export subsidies at the same time that consumption and demand increased in growing emerging markets. These factors negatively impacted our near term sales and gross margins. In 2008, and especially in the fourth quarter of 2008, the decrease in our gross margin continued due to the sharp decrease of the global purchase prices of food products, resulting in the sharp decrease in the selling prices of our products as well. Because our commitments to purchase food products were based on higher prices from our vendors, the immediate consequence was a decline in our gross margin in 2008, and a decline in 2009 first quarter gross margins. The decrease of global purchase prices of food products compounded with the strengthening of the U.S. dollar versus the NIS (a devaluation of more than 13% of the NIS in relation to the U.S. Dollar in the second half of 2008 and further devaluation of 10% in first quarter of 2009) and the general effects of the global economic recession, led to a gross margin of
19.35% in 2008 as compared to a gross margin of 20.32% in 2007. To the extent that global purchase prices of food products continue to decline, or the depreciation of the NIS versus the U.S. dollar continues, our gross margins may be impacted beyond the second quarter of 2009 because we must continue to purchase inventory from foreign vendors in advance to take into account the time for manufacture and shipment of products.

     The Company is operating from a new logistics center starting from the second quarter of 2007 with the aim of increasing the efficiency of its logistic process and reducing its operating expenses. The Company is also working towards increasing its sales to customers outside of Israel.

     The Company's management is evaluating the financial stability of its customers by entering into agreements with companies for providing business data, examining bank accounts, investigations, and following negative publications regarding those customers or other signs indicating financial difficulties.

     In the U.S., despite the declining Jewish population (due to intermarriage and lower birth rates), a published report earlier this year concluded that global demand for kosher products is growing because of demand for kosher products is not limited to just the Jewish population. Kosher food now commands attention from a new crop of consumers and not just those who follow traditional
Jewish dietary laws. In a survey referred to in this report, approximately 62%
of respondents who buy kosher foods felt that kosher products are of better quality than non-kosher items, while approximately 51% of respondents who buy kosher foods felt that kosher products are healthier than non-kosher items. We believe that as increasing number of mainstream consumers are becoming concerned about the integrity of the food they eat for ethical or health reasons, and this will provide a growth opportunity for the kosher market, in which our subsidiary, Baron, is currently operating. In addition to the increase in health-conscious consumers, we believe that other ethnic or religious groups contribute to the increase in the kosher food market since the dietary restrictions for certain other religious groups are met by kosher food.

     E.   OFF-BALANCE SHEET ARRANGEMENTS

     Not applicable

     F.   TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS

     The following table of the Company's material contractual obligations as of
December 31, 2008 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

                                      2008

                                               Payments due by period
                         ------------------------------------------------------------------
        `                              Less than                                 More than
Contractual Obligations     Total        1 year      1-3 years     3-5 years      5 years
-----------------------  ----------    ----------    ----------    ----------    ----------
                                                   (in thousands)

Open purchase orders     NIS 19,215    NIS 19,215
                         (USD 5,054)   (USD 5,054)            -             -             -

Loans from banks (*)     NIS 17,246    NIS 17,246
                         (USD 4,536)   (USD 4,536)            -             -             -

Lease agreements (**)       NIS 584       NIS 317       NIS 267
                           (USD 153)      (USD 83)      (USD 70)            -             -

Total                    NIS 37,045    NIS 36,778       NIS 267
                         (USD 9,743)   (USD 9,673)      (USD 70)            -             -

(*) Does not include interest. The interest rates are as follows:

Overdraft in the amount of NIS 5,837 thousand (USD 1,535 thousand) bears interest at an annual rate of prime +1% through prime+6.65%.

Short term bank loans linked to the Israeli CPI in the amount of NIS 456 thousand (USD 120 thousand) bears annual interest of 5.91%.

Short term bank loans in the US dollar in the amount of NIS 3,296 thousand (USD
867 thousand) bears annual interest of Libor+1%.

Short term bank loans in the amount of NIS 7,657 thousand (USD 2,014 thousand)
bears annual interest of prime+1% through 6.95%.

(**) Does not include interest. The annual interest rates are between 3.75% to
9.81%.

     G.   SAFE HARBOR

     This Annual Report contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). When
used in this report, the words "anticipate," "believe," "estimate," "expect,"
"intend" and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, based on certain assumptions and information currently available to management, all of which are subject to certain risks and uncertainties including, among others:

     o    changes affecting currency exchange rates, including the NIS/U.S.
          Dollar exchange rate,

     o    payment default by any of our major clients,

     o    loss of one or more of our principal clients,

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

     o    increase or decrease in global purchase prices of food products,

     o    our inability to accurately predict consumption of our products,

     o    we may not successfully integrate our prior acquisitions,

     o    interruption to our storage facilities,

     o    product liability claims,

     o    variations from quarter to quarter

     o    our inability to protect our intellectual property rights,

     o    Initiation and Enforcement of Legal Action in Israel,

     o    our inability to continue to meet the NASDAQ listing requirements,

     o    One shareholder owns a large percentage of our shares,

     o    We are controlled by and have business relations with Willi-Food and its management,

     o    Our international operations may be adversely affected by risks associated with international business, and

     o    The price of our ordinary shares may be volatile.

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

NAME                     AGE   POSITION WITH THE COMPANY
----                     ---   -------------------------

Joseph Williger          52    Chief Executive Officer and Director

Zwi Williger             54    Chief Operating Officer and Chairman of the Board

Rachel Bar-Ilan (1)      51    Director

Ariel Herzfeld (1)       54    External Director

Etti Cohen (1)           40    External Director

Gil Hochboim             39    Vice President

Ety Sabach               36    Chief Financial Officer

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
Zwi Williger, since April 1990. Mr. Williger attended Bar-Ilan University in
Israel and Nortrige University in Los Angeles. Mr. Williger is the brother of
Zwi Williger, Chief Operating Officer and Chairman of the Board of Directors of
the Company.

     ZWI WILLIGER has served as the Chief Operating Officer and Chairman of the
Company since January 1997, and from inception of the Company to January 1997 as a Director and Manager of Marketing Development of the Company. Mr. Williger has
also served as a director of the Company's subsidiaries, W.F.D., Gold Frost and
Shamir, since November 1996, April 2001 and January 2008, respectively. Mr.
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
Mr. Herzfeld is a senior partner in the Israeli CPA firm, M. Herzfeld & Co. and in Herzfeld-Cohen Management Services where he served in auditing, consulting and managing services, including in information-systems projects to a wide variety of private and public organizations. Mr. Herzfeld also served as a director (including a member of the audit committee) in Crystal Consumer
Products Ltd., a prominent Israeli importer of appliances that is traded in the
Tel-Aviv Stock Exchange. Mr. Herzfeld was the managing partner in charge of the audit-force nominated by the Israeli Parliamentary Investigation Commission for
locating and restoring of property for Holocaust victims in Bank Hapoalim B.M
(one of the largest banks in Israel). Mr. Herzfeld earned his BA degree from the
University of Denver in Colorado in 1978 and his MBA, majoring in Information
Systems Analysis, from the Ono Academic College, in 2005. Mr. Herzfeld is a
Certified Public Accountant (Isr.) and Certified Systems Analyst (Isr.).

     ETTI COHEN has served as an external director since December 2007. Mrs.
Cohen is an attorney at law in Israel. Mrs. Cohen has served as the Deputy
Manager of Analyst Underwriting & Issue Ltd. since 2007. Prior to that, Mrs.
Cohen served as the VP Marketing & Merchandising of Office Depot. From 2006, Ms.
Cohen also served as a Marketing Manager of Partner Communication Ltd. Mrs.
Cohen was responsible for the Marketing and Tariff Strategy. Mrs. Cohen has an
LL.B from the College of Management, Rishon Lezion, Israel, and a B.A. in
political science from the Hebrew University of Jerusalem, Israel.

     GIL HOCHBOIM returned to the Company as Vice President in June 2007, with responsibility for mergers and acquisitions and general operations. Mr. Hochboim served as Chief Financial Officer of the Company between August 2000 and October
2006. Between March 1998 and August 2000, he served as deputy manager of
Ha'menia Goods Transport Corp. Ltd., and between April 1995 and February 1998,
Gil served as Deputy Comptroller of Dan Hotels Corp. Ltd. Mr. Hochboim is a
certified public accountant (Israel). He received his BA in Accounting and
Business Management from the College of Management, Tel Aviv, Israel.

     ETY SABACH has served as Chief Financial Officer since May 29, 2008. Ms.
Sabach has extensive experience in the food retail market. Prior to joining the
Company she was the Chief Financial Officer of Burger Ranch (which was one of the largest fast food chains in Israel) where she began working in May 2002.
Between January 1998 and April 2002, Ety served as a Senior Manager at
PriceWaterhouseCoopers Israel. Ety is a certified public accountant (Israel), and she received her BA in Accounting and Business Management and MBA in
Business Management from the College of Management, Rishon Lezion, Israel.

TERMINATION OF OFFICE

     YARON LEVY served as our Chief Financial Officer until May 2008.

     B.   COMPENSATION

COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate compensation paid by the Company to its directors and officers as a group for the fiscal year 2008 was approximately NIS 3.6 million
(USD 0.95 million), excluding bonuses in an aggregate amount of approximately
NIS 75 thousand (USD 19.7 thousand) paid to Messrs. Joseph and Zwi Williger.
These amounts include all contingent or deferred compensation payable to directors or officers during 2008. These amounts also include payments to non-executive directors in the aggregate amount of approximately NIS 242 thousand (USD 64 thousand) during 2008.

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

MANAGEMENT SERVICE AGREEMENTS

     As of June 1, 1998, the Company entered into management services agreements with companies controlled by each of Messrs. Joseph and Zwi Williger, respectively (collectively, the "WILLIGER MANAGEMENT COMPANIES"), pursuant to which Messrs. Joseph and Zwi Williger provide management services on behalf of the Williger Management Companies to the Company (the "MANAGEMENT SERVICES
AGREEMENTS").

     The term of the Management Services Agreements were for a period of four years commencing on June 1, 1998 (the "MANAGEMENT SERVICES PERIOD"), were automatically renewed on June 1, 2002 for an additional period of two years and were automatically renewed for an additional period of two years in June 1,
2004. Under these agreements, the Company has the ability to terminate the
Management Services Agreements only upon six months notice prior to the end of the Management Services Period or any extension thereof as the case may be. In the event the Company terminates any of the Management Services Agreements prior to the expiration of the Management Services Period or any extension thereof, for any reason whatsoever, it is obligated to pay all amounts due under the respective Management Services Agreements through the expiration of the
Management Services Period or any extension thereof, as the case may be.

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
Joseph or Zwi Williger, and income tax payments, national insurance payments and other payments due by employees with respect of their employment, are to be paid for at the sole expense of the Williger Management Companies. The Williger
Management Companies undertook to indemnify the Company with respect to any claims against the Company with respect to employer/employee relations. In addition, each of the Management Services Agreements includes non-competition provisions for the duration of the Management Services Period as well as confidentiality provisions.

     In July 2005, the Management Services Agreements was amended as follows:

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

          o    Each Williger Management Company may terminate the agreement at any time, by prior written notice of at least 180 days.

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

     These amendments were approved unanimously by the Audit Committee and the
Board of Directors on May 4, 2005, and Messrs. Zwi Williger and Joseph Williger
did not participate in the meetings of the Audit Committee and the Board of
Directors. These amendments were approved by the Company's shareholders on July
20, 2005.

     On February 15, 2006, in light of the decision of the Israeli Securities
Authorities to limit the duration of the aforesaid Management Services
Agreements to a period of five (5) years, the Board of Directors decided to limit the duration of the Management Services Agreements to a period of five (5)
years each, both ending five years after the date of their approval by the
General Meeting of Shareholders (I.E. July 19, 2010).

     On March 16, 2008, the Management Services Agreements with Messrs. Zwi
Williger and Joseph Williger were amended as follows:

     (a) The current monthly services fees according to the Management Services
     Agreements will cease to be linked to the US Dollar and will be translated to NIS 102,900 (excluding VAT) linked to changes in the Israeli CPI.

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

     (d) If a Williger Management Company is to terminate the Management
     Services Agreement, the Williger Management Company would be entitled to receive the management fees for a period of twelve (12) months, which will begin after the prior notice period, whether or not it provides the Company with any management services during such twelve-month period.

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

EMPLOYMENT AGREEMENTS

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

AUDIT COMMITTEE

     NASDAQ REQUIREMENTS

     Our ordinary shares are listed for quotation on the Nasdaq Capital Market, and we are subject to the rules of the Nasdaq Capital Market applicable to listed companies. Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Rachel Bar-Ilan, Etti Cohen and Ariel Herzfeld qualify as independent directors under the current Nasdaq requirement and are members of the Audit Committee. The role of the audit committee for Nasdaq purposes includes assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the Company's accounting, auditing and reporting practices.

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

INDEMNIFICATION

     In accordance with the Israeli Companies Law and the Company's Articles of
Association, the Company has undertaken to indemnify and insure its directors and senior officers, against certain liabilities which they may incur in connection with the performance of their duties. Under the terms of such indemnification provisions, the Company may, to the extent permitted by law, indemnify an Officer for legal expenses incurred by him/her in connection with such indemnification.

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

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER THE ISRAELI COMPANIES LAW

     The Israeli Companies Law requires that an Office Holder promptly disclose any direct or indirect personal interest that he/she or his/her affiliates may have, and all related material information known to him/her, in connection with any existing or proposed transaction by the company. If the Office Holder complies with such disclosure requirements, the company may approve the transaction in accordance with the provisions of its articles of association and the Israeli Companies Law. Under the Israeli Companies Law, if the Office Holder
has a personal interest in the transaction, the approval must confirm that the transaction is not adverse to the company's interest.

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

     Under the Israeli Companies Law, a private placement to a shareholder becoming a Controlling Shareholder, or a private placement to a principal shareholder (a holder of 5% or more of a company's issued share capital or voting rights) or due to which a shareholder will become a principal shareholder of at least 20% of the voting rights in the Company before such placement, is also subject to the approval of the Audit Committee, the Board of Directors and a meeting of the shareholders, as specified above. Directors with respect to whom the foregoing matters are brought for Board of Directors or Audit Committee approval are not entitled to be present during discussions of, nor to participate in the vote for approval of, such matters at the Board of Directors and/or Audit Committee meetings, unless a majority of Audit Committee or Board members, as the case may be, have a personal interest in such matter or the matter involves non-extraordinary transactions between the company and either a
Director or a third party in which a Director has a personal interest. The
Israeli Companies Law further provides that in the event that a majority of board members have a personal interest in such a matter, it also requires shareholder approval.

     D.   EMPLOYEES

     For information regarding the Company's employees see "Item 4".
"Information on the Company - B. Business Overview - Employees".

     E.   SHARE OWNERSHIP

     For information regarding the share ownership of Directors and Officers of the Company see "Item 7. Major Shareholders and Related Party Transactions".

OPTIONS

     As of June 22, 2009, there were 561,982 outstanding options (warrants) to purchase ordinary shares of the Company, currently exercisable at a price of
$8.00 per share.

EMPLOYEE SHARE OPTION PLAN

     In May 1997, the Board of Directors of the Company adopted an employee share option plan (THE "1997 SHARE OPTION PLAN"), pursuant to which the Company granted options to purchase 180,000 ordinary shares to employees, officers,
Directors and consultants of the Company and the subsidiary (including 160,000 options to related parties).

     Of the above, options to purchase an aggregate of 130,000 ordinary shares were granted to Mr. Joseph Williger and Mr. Zwi Williger at an exercise price equal to the nominal value per share of NIS 0.10. The options were exercisable as to 20% every six-months anniversary from the date of grant, on a cumulative basis, during a period of five years. These options were exercised in January
2000.

     Options to purchase 35,000 ordinary shares were held by the Company's
Officers and Directors (as a group) and options to purchase 15,000 ordinary shares were held by other employees. The options, granted as of the effective date of the Company's initial public offering under the Company's 1997 Share
Option Plan, are generally exercisable during a five-year period commencing on the 24th month anniversary from the date of grant, at an exercise price equal to the initial public offering price per share - USD 4.10 per share, which was equal to the fair market value of the shares on the date of the grant. On April
2004, Zwi Williger and Joseph Williger exercised 15,000 options each at an exercise price of USD 4.10 per share. The 1997 Share Option Plan was terminated in May 2004, and the remaining 20,000 options expired unexercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A.   MAJOR SHAREHOLDERS

     The following table sets forth, as of June 22, 2009, the number of ordinary shares beneficially owned by (i) each shareholder known to the Company to own more than 5% of the ordinary shares and (ii) all directors and officers as a group:

                                       NUMBER OF          PERCENTAGE OF
                                    ORDINARY SHARES          ORDINARY
NAME AND ADDRESS                   BENEFICIALLY OWNED         SHARES
-----------------------------          ----------           ----------

Willi Food (1)                        7,122,137                69.36%

Joseph Williger (1)(2)                7,208,292(2)             70.20%

Zwi Williger (1)(2)                   7,646,648(2)             74.47%

All directors and officers as
 a group (2 persons)                  7,732,803(2)             75.31%

(1)  Willi Food's securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi Food are located at 4 Nahal Harif St.,
     Northern Industrial Zone, Yavne, 81106 Israel. The business address of each of Messrs. Joseph Williger and Zwi Williger is c/o the Company, 4 Nahal
     Harif St., Northern Industrial Zone, Yavne, 81106 Israel.

(2)  Includes 7,122,137 Ordinary Shares owned by Willi Food. Messrs. Zwi
     Williger and Joseph Williger serve as directors and executive officers of
     Willi Food and of the Company.

     In August 2007, the Company announced the sale by Messrs. Zwi Williger and
Joseph Williger of 42% of the outstanding shares of Willi Food to Mr. Arieh Bar
Lev (Arcadi Gaydamak) ("GAYDAMAK"). On September 24, 2008, each of the Williger
Management Companies exercised its call option rights on shares in Willi Food and warrants (series 2) certificates to acquire shares in Willi Food that were held by Gaydamak and were granted by Gaydamak to the Williger Management
Companies as security for loans that each made to Gaydamak. As a result, Zwi
Williger (through his management company Zvi V & Co. Company Ltd.) acquired
2,059,539 additional shares of Willi Food and 150,000 additional warrants
(series 2) certificates of Willi Food, and Joseph Williger (through his management company Yossi Willi Management & Investments Ltd.) acquired 2,059,538 additional shares of Willi Food and 150,000 additional warrants (series 2)
certificates of Willi Food.

     Loans from the Williger Management Companies to Gaydamak were made under separate loan and option agreements signed on August 31, 2008 pursuant to which each of the Williger Management Companies loaned NIS 38 million to Gaydamak.
Each loan was secured by securities in several companies, including a first priority lien on 2,059,539 (2,059,538 in the case of Yossi Willi Management &
Investments Ltd.) shares of Willi Food (50% of Gaydamak's total Willi Food shares) and on 150,000 warrants (series 2) certificates (50% of Gaydamak's total
Willi Food warrants (series 2) certificates). Under the loan and option agreements, the Williger Management Companies were granted call rights to acquire any or all of the securities on the occurrence of a default.

All of the shareholders of the Company (including Willi Food) have the same number of votes for each ordinary share held. Accordingly, the major shareholders of the Company, Willi Food, do not have voting rights that are different from those of the Company's other shareholders. The Company believes that 2,535,090 Ordinary Shares (approximately 24.69% of its outstanding Ordinary
Shares) are held by persons who are not officers, directors or the owners of 10%
of the Company's outstanding Ordinary Shares. As of June 22, 2009, there were 17 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record, including a part of the Company's shares held by Willi Food through brokers, represented as of June 22, 2009 approximately 66.9% of the total outstanding
Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

     B.   RELATED PARTY TRANSACTIONS

MANAGEMENT SERVICE AGREEMENTS.

     In June 1998, the Company entered into management service agreements with
Mr. Zwi Williger, Chairman of the Board of Directors and Chief Operating Officer
of the Company, and Mr. Joseph Williger, a director and Chief Executive Officer of the Company, through Williger Management Companies. The management service agreements replaced the employment agreements entered into with each of the individuals in April 1997. The term of the Management Service Agreements were for a period of four years commencing June 1998, were renewed in June 2002 for an additional period of two years and were automatically renewed in June 2004 for an additional period of two years. The management fees are USD 24,500 a month (excluding VAT) paid to each of the Williger Management Companies. In addition, according to the management service agreements, each of the Williger
Management Companies is entitled to an annual bonus for 1998 and thereafter of
3% of the Company's consolidated pre-tax annual profits (if such profits are equal to or less than NIS 3 million, approximately USD 0.8 million), or 5% (if such profits exceed this level). These agreements include a non-compete provision for the term of the agreement as well as a confidentiality provision that applies during the term of the agreement and thereafter.

     In July 2005 and March 2008, the two above-mentioned agreements were amended following approval of the Audit Committee, the Board of Directors and the shareholders of the Company. Please refer to "Item 6. Directors, Senior
Management and Employees - B. Compensation - Management Service Agreements" for
more details regarding the amendments.

     Under the Transfer Agreement described below, 50% of the Company's rights and obligations stipulated in the management agreement with Mr. Zwi Williger were transferred to Gold Frost and 20% of the Company's rights and obligations stipulated in the management agreement with Mr. Joseph Williger were transferred to Gold Frost.

LEASE

     Shamir leases two joined buildings for its operation (factory, logistics and head office) - the first is 2,512 squared meters, the monthly rent is NIS
40,432 (USD 10,634) (linked to the Israeli CPI from December 2005) and the lease ends on January 2012. The second is 2,192 squared meters, the monthly rent is
NIS 41,141 (USD 10,821) (linked to the Israeli CPI from December 2005) and the term of the lease ends on January 2012.

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

     The Company also agreed to provide Willi Food with accounting and secretarial services. In consideration for the use of the Company's facilities and such other services, Willi Food agreed to pay the Company a monthly fee equal to NIS 5,480 (USD 1,441) plus VAT. This fee is payable quarterly and is linked to the Israeli CPI. The agreement is for an unlimited term, and is mutually terminable upon three months prior notice. The Company believes that the fees for these services and the terms of such agreement are no less favorable to it than could be obtained from an unaffiliated third party.

     As of April 1, 1997, the Company and Willi Food entered into an agreement pertaining to the allocation of corporate opportunities which may arise from time to time. The agreement provides that Willi Food will make available and provide a right of first refusal to the Company with regard to any corporate opportunity offered to Willi Food, which relates to the food business.

     On March 31, 2003, the Board of Directors authorized Willi Food to participate in the import license lottery of the Israeli Ministry of Industry and Trade, provided that Willi Food agreed that if it wins an import license it will: (i) coordinate with the Company the items of merchandise to be imported using the import license; and (ii) in consideration for the transfer of the merchandise that is imported using the import license, the Company will sell the merchandise, retaining 20% of the selling proceeds for itself and transferring the balance, if any, to Willi Food. The Board of Directors determined that this arrangement is not an extraordinary transaction. In 2008, the amount retained by the Company pursuant to this arrangement was NIS 117 thousand (USD 31 thousand).

TRANSFER AGREEMENT

     Pursuant to the provisions of a Transfer Agreement, dated February 16,
2006, and effective as of January 1, 2006, the Company and Gold Frost agree to cancel their earlier agreement dated May 2001 (as amended in January 2002) under which the Company was to store and market the food products imported by Gold
Frost through the Company for a commission of 20% (which changed from 15% since
2002) of the total monthly sales of Gold Frost's products, which were sold by the Company within that month. Because Gold Frost desired to store, market, sell and distribute its products on its own commencing January 1, 2006, the Company agreed to transfer to Gold Frost employees, equipment and various rights that would allow Gold Frost to store, market, sell and distribute its products on its own. The Company continues to provide certain services to Gold Frost, such as collection of payments from customers and others. Effective January 1, 2006, the following were transferred from the Company to Gold Frost:

     EMPLOYEES: Sixteen employees ceased to be employees of the Company and became employees of Gold Frost. All the employees agreed to such transfer provided that all the rights to which they are entitled under their employment with the Company transferred to Gold Frost. The Company paid to Gold Frost the amount of NIS 47,927 (USD 12,606) with respect of sums due to the employees for unused vacation days and accumulated recuperation pay. Because the Company did not make all the required payments to the managers' insurance of certain employees, the Company agreed to pay any missing amounts to Gold Frost if and when relevant when the employer-employee relationship between Gold Frost and the employees terminates.

     EQUIPMENT: The Company sold to Gold Frost the ownership in certain trucks and other machines.

     LOGISTICS CENTER: The parties agreed to enter into a lease agreement pursuant to which Gold Frost would lease certain cooling chambers located in the logistic centers. Please refer to "Lease agreement for Logistics Center" below for more details regarding the lease agreement.

     SALES ACTIVITIES: The sale personnel of Gold Frost would be responsible for the sales activities with respect of the Gold Frost products. However, since until the date of the agreement such sales activities were performed by the
Company and in order to allow Gold Frost to benefit from the Company's experience and reputation among customers, sales of Gold Frost's products in
Israel will be made through the Company. Gold Frost's products would be sold to the Company and then sold to customers of Gold Frost. The Company would be responsible for billing and collecting payments from customers, and will then transfer all collected payments to Gold Frost. Although the Company would, in fact, purchase the products from Gold Frost, all risks connected with the collect of payments from customers would be borne by Gold Frost.

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

LEASE AGREEMENT FOR LOGISTICS CENTER

     The Company and Gold Frost are parties to a lease agreement with respect to the Company's logistics center, located in Yavne, Israel. The Company agreed to lease to Gold Frost cooling chambers of 1,445 square meters located in the aforementioned logistics center for a period of 24 years and 11 months. The lease period may be shortened by a six-month prior notice from Gold Frost or by a twelve-month prior notice from the Company. Gold Frost is to pay the Company rental fees in the amount of USD 18,084 + VAT per month, payable on the first day of each quarter with respect of the coming three months, and Gold Frost will also pay all taxes usually imposed on lessees and expenses such as electricity, water, gas, insurance and others related to its use of the cooling chambers.

     C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

     A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     The financial statements required by this item are found at the end of this report, beginning on page F-1.

DIVIDEND POLICY

     On November 21, 2005, the Board of Director declared a cash dividend of NIS
0.55 (USD 0.14) per share (or an aggregate of NIS 4,754 thousand (USD 1,250 thousand)) payable to its shareholders of record as of January 11, 2006. The cash dividend was paid on January 25, 2006. Apart from the abovementioned, the
Company has never declared or paid cash dividends on its ordinary shares. The
Company may declare cash dividends in the future, depending on its financial and operational condition and on its expansion strategy.

LEGAL PROCEEDINGS

1.   A lawsuit was filed in December 2001 against 29 importers/producers of food products, including the Company, for an amount totalling NIS 500 million.
     Concurrently, the plaintiffs filed a request for an exemption from the court fee. Following the court's rejection of the plaintiffs' request for the noted fee exemption and their failure to pay such fee, the court dismissed the case. In January 2004 the abovementioned plaintiffs filed a new lawsuit against the 29 noted importers/producers for NIS 1 billion.
     Again, a request was made concurrently for an exemption from the court fee.
     This request was rejected by the registrar of the court, and the action was dismissed without prejudice in November 2006.

     The plaintiffs then filed an appeal with the District Court of the registrar's November 2006 decision. This request was rejected by the registrar of the District court. The plaintiffs then filed an appeal with the Supreme Court, and requested an exemption from the court fee for the appeal and from the requisite security deposit. In June 2009 the Supreme
     Court dismissed the claim.

2.   In or about October, 2005, Vitarroz Corp. ("VITARROZ" or, the "PLAINTIFF")
     commenced an action in the Superior Court of the State of New Jersey, against Willi USA Holdings, Inc. (a subsidiary of the Company), the Company and Zwi Williger (collectively, the "DEFENDANTS") due to a dispute concerning a press release announcing the termination of the proposed acquisition of the Vitarroz business by the Company. In September 2005, the
     Company removed the matter from the Superior Court of New Jersey to the
     United States District Court for the District of New Jersey. The complaint was subsequently amended and, as amended, alleged, inter alia, breach of contract, defamation, breach of covenants of good faith and fair dealing, fraudulent inducement and tortious interference with contractual relations and prospective economic advantage. The Defendants did not respond to the complaint as an agreement was reached to arbitrate all disputes between the parties and certain third parties. The parties agreed to submit to binding arbitration (i) the claims which were the subject of the amended complaint,
     (ii) claims that the Defendants have against the Plaintiff and related third parties, and (iii) claims which the Company asserted against Vitarroz in an action that was then pending in Israel regarding the alleged breach of an agreement executed by the Company and Vitarroz, pursuant to which
     Vitarroz was to supply food products to the Company. Vitarroz claimed in correspondence to the District Court that it sustained, inter alia, damage:
     to its financial reputation; that suppliers refused to extend favorable credit and delivery terms; that there were lost profits of approximately
     USD 500,000; and that its sale to IDT realized a sales price of approximately USD 3 million less than what was expected; and that there are additional damages resulting from the Defendants' actions which are claimed to exceed USD 3.5 million. During the course of discovery, Vitarrozz submitted the reports of its financial expert claiming damages in excess of
     USD 6.6 million. The Company submitted the report of its financial expert claiming damages in excess of $10 million. The arbitration panel granted an award against the Company in the amount of approximately USD 0.6 million.
     Among other things, the panel found that the press release issued by the
     Company announcing the termination of the proposed acquisition of the
     Vitarroz business by the Company constituted a breach of contract and violation of the covenant of good faith and fair dealing. In addition, the panel rejected the Company's counterclaims. On October 13, 2008 the Company filed a motion to the Superior Court of the State of New Jersey New to
     vacate the award. A reserve on the full award is included in the Company's
     2008 financial statements.

3.   On February 21, 2007, a lawsuit was filed against Gold Frost by Cukierman &
     Co. Investment House Ltd. in the Tel Aviv-Jaffa Magistrates Court in the
     amount of NIS 273,852, claiming non payment of fees for professional services rendered. A statement of defense was filed. Given the early stage of these proceedings, the Company is unable at this point to assess the risks involved.

4.   In September 2007, Thurgeman Construction Co. Ltd. ("THURGEMAN") filed a claim against the Company in the District Court of Tel Aviv for the amount of NIS 4,449,340 (plus VAT) (USD 1,170,263) regarding a dispute in connection with the construction of the Company's logistics center in Yavne
     (the "PROJECT") pursuant to a contract between the parties, dated as of
     September 9, 2005. Under the terms of the contract, Thurgeman was to serve as the operating contractor for the construction of the frame and the surrounding portions for the construction of the Project.

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
     The sum of the damages claimed by the Company in the counterclaim was NIS 5 million (USD 1.3 million). In February 2008, Thurgeman filed a response to the counter claim. The parties started performing the preliminary proceedings.

          At the current preliminary stage of the dispute, the Company's management and legal counsel cannot assess the chances of the parties.

5.   On June 18, 2006, the Company filed a claim against Filiz and Ash-Bar
     ("FILIZ AND ASH-BAR") in the amount of NIS 4,473,878 (USD 1,176,717) for breach of contract. The complaint was served on Filiz and Ash-Bar through
     Ash-Bar's chief executive officer. Filiz then filed a request to cancel the complaint, claiming that Ash-Bar is not authorized to accept service of process on its behalf. The request was denied by the court's registrar.

     On November 4, 2007, Filiz filed an appeal of the registrar's decision and requested an extension for filing its defense to the complaint pending a decision on the appeal. The appeal was denied and the service of process was accepted by the court.

     Notwithstanding the fact that the proceedings are still at a preliminary stage, the Company's legal counsel believes that the complaint is based on sound legal arguments, and that there is a reasonable possibility that a not insignificant portion of the arguments will be sustained by the court.

6.   On July 7, 2008, WF filed a lawsuit in the Supreme Court of the State of
     New York, Country of New York, against Laish Israeli Food Products Ltd.,
     Laish Dairy Ltd., 860 Nostrand Associates Llc., Arie Steiner, Eli Biran
     (WF's former CEO) and others. The plaintiffs assert claims, INTER ALIA, of fraud, conversion and breach of contract against the sellers and former principal of Laish Israeli Food Products Ltd. and related parties. Certain defendants have filed motions to dismiss the claim. On August 27, 2008, 860
     Nostrand Associates Llc. filed a lawsuit against the Company claiming that the Company is liable to it as a guarantor of a certain lease that was allegedly signed by WF. Damages are being sought These matters are in the early stage of discovery.

7.   On September 22, 2008, a lawsuit was filed against the Company, WF and one of the Company's officers by several Israeli's WF's vendors in the Tel
     Aviv-Jaffa Magistrates Court in the amount of NIS 1,349,899 (USD 355,050), claiming non payment by WF for food products that they allegedly supplied to WF. A statement of defense was filed. Even at the early stage of these proceedings, the Company's management and legal counsel believe that the lawsuit against Company and the Company's officer are without merit, and they intend to vigorously defend against such claims.

8.   In November 2008, a purported class action lawsuit was filed by an individual against Shamir Salads. The complaint, which has not been recognized as a class action, alleges that Shamir Salads misled its customers by writing on certain of its products that such products were
     "home production" while those products were manufactured in Shamir Salad's industrial factory. The complaint alleges damages of approximately NIS 7.45 million. Shamir Salads believes that the complaint is without merit and intends to vigorously defend against the litigation.

9.   On April 16, 2009, a purported class action lawsuit was filed against the
     Company. The complaint alleges that the Company misled its customers by illegal marking of a product that the Company imports and sells as "sugar free", according to the Israeli Consumer Protection Law, 1981.

     The group, which the lawsuit desires to represent are any Israeli resident who bought this product due to such person's preference for a sugar free or a reduced sugar product (the "GROUP"). According to the plaintiff, the
     Group consists of 2,000 customers. The plaintiff appraises its own damages at NIS 2,000 (approximately USD 500) and the damages of the entire Group to be NIS 4 million (approximately USD 1 million).

     At this preliminary stage, the Company is examining the plaintiff's alleged claims, and it will respond and relate to the allegations, to the extent necessary, after its examination and after consulting with its legal advisors.

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

           CALENDAR PERIOD                        ORDINARY SHARES
           ---------------                  --------------------------
                                               HIGH            LOW
                                            ----------      ----------

              2009
Second Quarter (through June 22, 2009)            2.29            1.26
First Quarter                                     1.63            0.86
              2008                                6.95            1.39
First Quarter                                     6.95            5.32
Second Quarter                                    5.93            4.11
Third Quarter                                      4.3             2.8
Fourth Quarter                                    2.92            1.39
              2007                                 8.9             5.2
First Quarter                                     8.05             5.2
Second Quarter                                    8.64             7.2
Third Quarter                                      8.9            5.35
Fourth Quarter                                    7.19            5.39
             2006                                 8.83            3.22
             2005                                 8.47            3.00
             2004                                 4.24            1.73

June 2009 (through June 22, 2009)                 2.29            2.00
May 2009                                          2.13             1.5
April 2009                                        1.55            1.26
March 2009                                         1.3            0.86
February 2009                                     1.63            1.41
January 2009                                       1.6             1.4
December 2008                                     1.63            1.39

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

RIGHTS ATTACHED TO SHARES

     The Company is authorized to issue 49,893,520 Ordinary Shares, par value
NIS 0.10 and 106,480 Preferred Shares, par value NIS 0.10, each ranking pari passu. The Company may alter the share capital of the Company in accordance with the provisions of the Israeli Companies Law and the Articles of Association. The
rights attached to the Company's Shares are as follows:

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

     RELATIONSHIP AGREEMENT. The Company, Gold Frost, Willi Food, Zwi Williger
and Joseph Williger each are party to a Relationship Agreement, dated February
28, 2006, pursuant to which the Company, as a controlling shareholder, and Willi
Food, the Company's controlling shareholder, and Zwi Williger, and Joseph
Williger have given certain undertakings to Gold Frost. Under the agreement, the
Company undertook to Gold Frost to exercise all voting rights and powers of control available to it in relation to Gold Frost in order that:

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

     (iv) each proposed related party transaction between any of the Company,
Willi Food, Zwi Williger, Joseph Williger or any of their associates, on the one hand, and Gold Frost or any subsidiary thereof, on the other hand, will be considered on behalf of Gold Frost by its Board of Directors as a whole (or by committee of the Board that has at least one non-executive director present throughout) and the Company nor any of its associates will seek to influence the consideration of such matter by the Board of Directors (or the committee) in such a way as to further the interests which are or are potentially in conflict with the interests of Gold Frost or any subsidiary thereof;

     (v) in the event that a conflict of interest or potential conflict of interest exists or is likely to arise between any of the Company, Willi Food,
Zwi Williger, Joseph Williger or any of their associates, on the one hand, and
Gold Frost or any subsidiary thereof, on the other hand, disclosure of such conflict shall be made to the board of Gold Frost and any decision by the board of directors of Gold Frost shall be taken by the board but excluding any director who is the Company, or Willi Food, or Zwi Williger, or Joseph Williger
or any of their associates or appointed by the Company or Willi Food, or Zwi
Williger, or Joseph Williger,

     (vi) the independence of the board of directors of Gold Frost is maintained so as to enable independent decisions as to the enforcement of the agreement to be taken independently of the Company, any of Willi Food, Zwi Williger, Joseph
Williger or any of their associates, and

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
In connection with the private placement, we granted the investors registration rights, pursuant to which we are obligated to file a registration statement on
Form F-3 for the resale of the shares sold in the transaction and the shares issueable upon exercise of the warrants. We have filed a registration statement with the Securities and Exchange Commission for the resale of these shares, and this registration statement was declared effective in the fourth quarter of
2006.

     ACQUISITION OF LAISH ISRAELI FOOD PRODUCTS, LTD. In January 19, 2007, the
Company established a fully-owned subsidiary in the U.S., WF, in order to acquire the operations and assets (including inventory, account receivables, and account payables) of Laish, a U.S. importer and distributor of kosher food products for approximately $3.5 million in cash. The sources for the purchase price were a bank loan in the amount of $1.5 million taken by WF and cash on hand from the Company. On July 14, 2008 the Company announced that WF had ceased the activities of its operations effective immediately.

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

     Under the terms of the agreement, the new entity is to be managed by Lior
Baron, as CEO, and Yaakov Baron, as Chairman, and the board of directors is to consist of four members - the CEO, Chairman, Zwi Williger and Joseph Williger.
The parties agreed that in the event of a dispute regarding ordinary course business matters the representatives of Willi-Food on the board will have three votes, rather than two. Under the terms of the agreement, in consideration for the 50.1% interest, the Company paid $1 million in owner's loans that was converted into equity on April 1, 2008.

     Under the agreement, the Baron family will be engaged in the food export activities which involved the export of kosher products from more than 100 suppliers, predominantly from Israel, to the U.S., Canada, England, Belgium,
France, Switzerland, Australia, South Africa, Mexico, Argentina and Chile.
Product categories currently exported include candies, preserves, cakes and cookies, snacks, cereals, frozen pastries and ice creams, baby food and general grocery items.

     AGREEMENT WITH THE OWNERS OF A MANUFACTURER AND GLOBAL DISTRIBUTOR OF
KOSHER DAIRY PRODUCTS TO FORM A NEW COMPANY. In October 2007, the Company's
subsidiary, Gold Frost, signed a binding letter with the owners of a manufacturer and global distributor of kosher dairy products (the
"DISTRIBUTOR"), who are based in Denmark, to form a new joint company
("KIRKEBY"). Gold Frost holds a 51% interest in Kirkeby, and the owners of the distributor hold the remaining interest. A significant aspect of this transaction is the fact that Kirkeby has a US dairy import license.

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

     According to the agreement, the acquisition cost of Shamir was contingent upon the sum of the audited net profit, after neutralizing capital gains that
Shamir was to present in its audited financial statements for the year 2008, being multiplied by 2.55. As of December 31, 2008, and according to the total net profit that Shamir presented for the year ended December 31, 2008, the sum of the compensation was calculated on the sum of the advance that was paid at the closing of the agreement.

     On May 14, 2009, the Company received from the Sellers of Shamir (the
"SELLERS") a notice cancelling the acquisition agreement of Shamir, and on May
18, 2009, the Company was notified of unilateral actions taken by the Sellers with respect to a change in Shamir's board composition and signatory rights and replacement of the articles of association of Shamir in an effort by the Sellers to deprive the Company of its board representation and signatory rights in
Shamir.

     The Company submitted an urgent application to the district court in Tel
Aviv requesting, among other things, a declaratory judgment that the acquisition agreement is in full force and effect and various injunctions against the
Sellers. The court issued injunction providing that the Sellers are prohibited from taking any action not in accordance with the signatory rights in Shamir in effect prior to May 18, 2009, performing any disposition of the shares of Shamir held by the Company, taking any action not in accordance with the articles of association of Shamir as in effect prior to May 18, 2009, and/or interfering with the functions of Shamir's board of directors as composed prior to May 18,
2009. In addition, pursuant to the injunction, the Sellers are prohibited from interfering with the functions of the co-CEO of Shamir nominated by the Company and/or from preventing the deputy CFO of Shamir from participating in the discussions to approve the financial statements of Shamir. The district court also required the Sellers to reimburse the Company for its court and attorney expenses in the amount of NIS 30,000 (USD 7,891) plus VAT.

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

     IT SHOULD BE NOTED THAT VARIOUS ISSUES RELATED TO THE 2003 TAX REFORM AND
2006 TAX REFORM REMAIN UNCLEAR IN VIEW OF THE LEGISLATIVE LANGUAGE UTILIZED. THE
ANALYSIS BELOW IS THEREFORE BASED ON OUR CURRENT UNDERSTANDING OF THIS
LEGISLATION.

                             CORPORATE TAX STRUCTURE

GENERAL

     In accordance with the 2006 Tax Reform, the corporate tax rate applicable in 2008 was 27%. This rate was reduced to 26% in 2009 and had been scheduled to be reduced to 25% in 2010 and beyond.

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

     o    Where a company's equity, as calculated under the Inflationary
          Adjustments Law, exceeds the depreciated cost of fixed assets, as calculated under the Inflationary Adjustments Law, a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward linked to the Israeli CPI.

     o    Where a company's depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income. Note that the cost of fixed assets is also calculated under the Inflationary Adjustments Law.

     o    Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli CPI.

     Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms in accordance with the changes in the Israeli CPI. Since a portion of our expenses accrues in dollars, the discrepancy between the change in the Israeli CPI and the change in the currency exchange rate of the NIS to the dollar, each year and cumulatively, may result in a significant difference between taxable income and the income denominated in NIS reflected in our financial statements.

     On February 26, 2008, the Israeli Parliament ratified Amendment No. 20 of the Inflationary Adjustment Law, pursuant to which the Inflationary Adjustment
Law was repealed as of tax year 2008, subject to transitional provisions.

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

     o    Corporation - The real capital gain derived by corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the
          Inflationary Adjustment Law, by a corporation, which was subject upon
          August 10, 2005 to the provisions of Section 6 of the Inflationary
          Adjustment Law, will be taxed at the corporate tax rate (27% in 2008,
          26% in 2009).

     The Capital gain accrued at the sale of an asset purchased prior to January
1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 47% in 2008, 46% in 2009) and the regular corporate tax rate for corporations (27% in 2008, 26% in 2009) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1,
2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

     At the sale of traded securities a detailed return, including a computation of the tax due, should be filed and an advanced payment should be paid on
January 31 and June 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder the aforementioned return should not be filed and no advance payment should be paid. Capital gain is also reportable on the annual income tax return.

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

TAXATION OF INVESTORS ENGAGED IN A BUSINESS OF TRADING SECURITIES

     Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2008 - 27% tax rate for a corporation and a marginal tax rate of up to 47% for individual. in 2009 - 26%
tax rate for a corporation and a marginal tax rate of up to 46% for individual).
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

     CREDIT RISK: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Despite the Company's large number of clients (over 1,500 in Israel and around the world), a major and significant part of its sales are made to only a limited number of customers (mainly in the organized market). The Company generally does not require and does not receive collateral from those major customers. However, it does require and receive collateral from most of the remainder of its clients to insure security of collecting payments. The Company maintains an allowance for doubtful debts, based upon factors surrounding the credit risk of specific customers, historical trends and other information which management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of the Company's major clients defaults on its payment obligations to us, the
Company will not possess sufficient collateral to collect the entire debt. The
Company strives to minimize the credit risks by constantly reviewing the credit it extends to customers versus the collateral it receives. As a result, the
Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so in the future.

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

                             Gain (loss) from                     Gain (loss) from
                              interest change      Fair value      interest change
                            --------------------     -------    -------------------

Change in Interest as
  % of interest rate         (10)%         (5)%                     5%          10%

 Increase\decrease in
   financial Income           10            5         1,526        (5)         (10)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
         PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     Not applicable.

ITEM 15T. CONTROLS AND PROCEDURES

     (a) DISCLOSURE CONTROLS AND PROCEDURES

     Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO,
are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules13a-15(e) and 15d-15(e) under the Securities
Exchange Act of 1934, as amended). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities
Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2008.
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

     Our management (with the participation of the CEO and CFO) assessed the effectiveness of our internal control over financial reporting as of December
31, 2008. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in "Internal Control
- Integrated Framework" issued by the Committee of Sponsoring Organizations of the Tread way Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December
31, 2008 based on these criteria.

     This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.
Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange
Commission that permit us to provide only management's report in this Annual
Report.

     (c) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. - PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table presents the aggregate fees for professional services and other services rendered by Brightman Almagor Zohar & Co. in Israel, a member of firm of Deloitte Touche Tomhatsu to the Company in 2008 and 2007.

                    NIS 2008       NIS 2007       USD 2008       USD 2007
                   ----------     ----------     ----------     ----------

Audit Fees (1)        400,000        240,000        105,208         63,125
SOX Fees,(2)                -        154,000              -         40,505
Tax Fees (3)                -         10,000              -          2,630
TOTAL                 400,000        404,000        105,208        106,260

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

The non audit fees Brightman Almagor Zohar & Co. charged the Company in 2007
(including tax fees and SOX fees as mentioned above) were approved before by the
Audit Committee of the Company.

ITEM 16D. - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. - PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED
            PURCHASERS

     Below is a list of purchases of the Company's ordinary shares by affiliated purchasers during calendar year 2008 and from January 1, 2009 to June 22, 2009.
There were no purchases by the Company of the Company's ordinary shares during such periods.

                                                  TOTAL NUMBER   MAXIMUM NUMBER
                                                    OF SHARES       OF SHARES
                                                   PURCHASED AS     THAT MAY
                                                     PART OF         YET BE
                     TOTAL NUMBER   AVERAGE PRICE    PUBLICLY       PURCHASED
                      OF SHARES       PAID PER    ANNOUNCED PLANS  UNDER PLANS
    PERIOD            PURCHASED         SHARE      OR PROGRAMS     OR PROGRAMS
-----------------     ----------     ----------     ----------     ----------
                                     WILLI FOOD
-----------------------------------------------------------------------------
January 4, 2008-
January 28, 2008         412,800          5.274            N/A            N/A
-----------------     ----------     ----------     ----------     ----------
October 28, 2008-
October 31, 2008          10,710          1.688            N/A            N/A
-----------------     ----------     ----------     ----------     ----------
November 3, 2008-
November 25, 2008        142,187          1.724            N/A            N/A
-----------------     ----------     ----------     ----------     ----------
December 2, 2008-
December 31, 2008         76,438          1.386            N/A            N/A
-----------------     ----------     ----------     ----------     ----------
January 6, 2008-
January 30, 2008          32,365          1.439            N/A            N/A
-----------------     ----------     ----------     ----------     ----------
February 2, 2008-
February 18, 2008         66,065          1.443            N/A            N/A
-----------------     ----------     ----------     ----------     ----------
                                    ZWI WILLIGER
-----------------------------------------------------------------------------
March 18, 2009           367,000              *            N/A            N/A
-----------------     ----------     ----------     ----------     ----------
April 16, 2009-
April 30, 2009            39,275          1.528            N/A            N/A
-----------------     ----------     ----------     ----------     ----------
May 1, 2009-
May 29, 2009              42,799          1.926            N/A            N/A
-----------------     ----------     ----------     ----------     ----------
June 1, 2009-
June 22, 2009             75,437          2.201            N/A            N/A
-----------------     ----------     ----------     ----------     ----------
                                   JOSEPH WILLIGER
-----------------------------------------------------------------------------
March 17, 2009-
March 24, 2009            39,945          1.028            N/A            N/A
-----------------     ----------     ----------     ----------     ----------
April 6, 2009-
April 20, 2009             1,000          1.378            N/A            N/A
-----------------     ----------     ----------     ----------     ----------
May 4, 2009-
May 29, 2009              27,410          1.974            N/A            N/A
-----------------     ----------     ----------     ----------     ----------
June 1, 2009-
June 22, 2009             17,800          2.179            N/A            N/A
-----------------     ----------     ----------     ----------     ----------

     * According to a loan agreement signed on September 1, 2008, Mr. Zwi
Williger provided a loan to Mr. Arieh Bar Lev (Arcadi Gaydamak) in the amount of approximately USD 4.5 million. This loan was secured, among others, by a lien on the 367,000 shares acquired by Mr. Arieh Bar Lev (Arcadi Gaydamak) on May 28,
2008. The maturity date of the loan was October 16, 2008, and it was not repaid.
Under the loan agreement, the shares were foreclosed by Mr. Zwi Williger on
March 18, 2009.

ITEM 16F. - CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

     Not applicable.

ITEM 16G. - CORPORATE GOVERNANCE

     The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq:

     o    EXECUTIVE SESSIONS - Under Nasdaq rules, U.S. domestic listed companies, must have a regularly scheduled meetings at which only independent directors are present. We do not have such executive sessions.

     o    COMPENSATION OF OFFICERS - Under Nasdaq rules, executive compensation must be determined or recommended to the Board for determination by a compensation committee comprised solely of independent directors or by independent directors constituting a majority of the Board's independent directors. Not all of our executive compensation is determined in this manner.

     o    NOMINATIONS OF DIRECTORS - Under Nasdaq rules, U.S. domestic listed companies, must have a nominations committee comprised solely of independent directors and must have director nominees selected or recommended by a majority of its independent directors. Our directors are not nominated in this manner.

     o    NOMINATIONS COMMITTEE CHARTER OR BOARD RESOLUTION - Under Nasdaq
          rules, U.S. domestic listed companies, must adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. We do not have such a formal written charter or board resolution.

     o    AUDIT COMMITTEE CHARTER - Under Nasdaq rules, U.S. domestic listed companies, must adopt a formal written audit committee charter, and that the audit committee must review and assess the adequacy of the charter on an annual basis. We do not have such an audit committee charter, although we expect to adopt one in the near future.

     o    QUORUM - Under Nasdaq rules, U.S. domestic listed companies by-laws provide for a quorum of at least 33 1/3 percent of the outstanding shares of the company's common voting stock. According to our articles our quorum should be at least 25 percent of the outstanding shares of our common voting stock.

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
               Synergy and certain officers of Gold Frost, dated March 2, 2006
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
               Jacob Ginsberg, Mr. Amiram Guy and Shamir Salads 2006 Ltd. (7)

4.18           Share Purchase Agreement, dated February 13, 2008, between Gold
               Frost and Kirkeby Cheese Export A/S. (7)

4.19           Shareholders Agreement, dated February 13, 2008, between Gold
               Frost and Kirkeby Cheese Export A/S. (7)

4.20           Co-operation Agreement, dated January 1, 2008, between Kirkeby
               Cheese Export A/S, Haarby Mejeri/Kirkeby Dairy ApS and Kirkeby
               International Foods A/S. (7)

8              Subsidiaries of the Company (4)

8.1            Subsidiaries of the Company (7)

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
               2002*

15.(a).1       Consent of Independent Registered Public Accounting Firm*

---------------------------------

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

(7)            Incorporated by reference to the Company's Annual Report on Form
               20-F for the fiscal year ended December 31, 2007.

*              Filed Herewith

                        G. WILLI-FOOD INTERNATIONAL LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2008

                        G. WILLI-FOOD INTERNATIONAL LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2008

                                TABLE OF CONTENTS

                                                                PAGE
                                                               ------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM         F - 1

FINANCIAL STATEMENTS:

   Balance Sheets                                               F - 2

   Statements of Operations                                     F - 3

   Statements of Changes in Shareholders' Equity                F - 4

   Statements of Cash Flows                                 F - 5 - F - 6

   Notes to the Financial Statements                        F - 7 - F - 63
Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF G. WILLI-FOOD INTERNATIONAL LTD.

We have audited the accompanying consolidated balance sheets of G. WILLI-FOOD
INTERNATIONAL LTD. ("the Company") and its subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders'
equity and cash flows for each of the two years in the period ended December 31,
2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007 and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended December 31, 2008, in accordance with
International Financial Reporting Standards as issued by the International
Accounting Standards Board (IASB).

BRIGHTMAN ALMAGOR ZOHAR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE TOMHATSU

Tel-Aviv, Israel
April 30, 2009

                                     F - 1

                G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                               (NIS IN THOUSANDS)

                                                                                                             DECEMBER 31,
                                                                                                 -----------------------------------
                                                                                      NOTE       2 0 0 8       2 0 0 7     2 0 0 8(*)
                                                                                    --------     --------     --------      --------
                                                                                                          NIS              US DOLLARS
                                                                                                 ---------------------      --------
                                                                                                           (IN THOUSANDS)
                                                                                                 -----------------------------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                              4a          78,749       61,649        20,713
Financial assets carried at fair value through profit or loss                          4b           9,367       31,267         2,464
Trade receivables                                                                      4c          79,599       63,798        20,936
Other receivables                                                                      4d           3,987        1,612         1,049
Current tax assets                                                                                  2,456          908           646
Inventories                                                                            4e          34,417       31,020         9,052
                                                                                                 --------     --------      --------
Total current assets                                                                              208,575      190,254        54,860
                                                                                                 --------     --------      --------

NON-CURRENT ASSETS
Property, plant and equipment                                                                      55,574       44,569        14,617
Less -Accumulated depreciation                                                                     13,467        8,355         3,542
                                                                                                 --------     --------      --------
                                                                                       7           42,107       36,214        11,075
                                                                                                 --------     --------      --------

Prepaid expenses                                                                                   12,539       10,815         3,298
Goodwill                                                                               8a           3,829        1,795         1,007
Intangible assets                                                                      9a           5,181          103         1,362
Deferred taxes                                                                                      1,111          271           292
                                                                                                 --------     --------      --------
Total non-current assets                                                                           64,767       49,198        17,034
                                                                                                 ========     ========      ========
TOTAL ASSETS                                                                                      273,342      239,452        71,894
                                                                                                 ========     ========      ========

EQUITY AND LIABILITIES
CURRENT LIABILITIES
Short-term bank credit                                                                11a          17,562        5,978         4,619
Trade payables                                                                        10a          53,728       34,330        14,132
Accruals                                                                                            6,197          308         1,630
Current tax liabilities                                                                             1,050          593           276
Other payables and accrued expenses                                                   10b           4,971        4,992         1,308
Employees Benefits                                                                    13a           2,544        1,408           669
                                                                                                 --------     --------      --------
Total current liabilities                                                                          86,052       47,609        22,634
                                                                                                 --------     --------      --------

NON-CURRENT LIABILITIES
Long-term bank loans                                                                                  267            -            70
Deferred taxes                                                                                        442           33           116
Warrants to issue shares                                                                                5        1,040             1
Employees Benefits                                                                                    994          163           261
                                                                                                 --------     --------      --------
Total non-current liabilities                                                                       1,708        1,236           448
                                                                                                 --------     --------      --------

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY
Share capital                                                                                       1,113        1,113           293
Premium                                                                                            59,056       59,056        15,533
Capital fund                                                                                          247            -            65
Foreign currency translation reserve                                                                  369         (414)           97
Retained earnings                                                                                 111,447      112,233        29,313
Noncontrolling interest                                                                            13,350       18,619         3,511
                                                                                                 --------     --------      --------
                                                                                                  185,582      190,607        48,812
                                                                                                 ========     ========      ========
TOTAL EQUITY AND LIABILITIES                                                                      273,342      239,452        71,894
                                                                                                 ========     ========      ========

(*)  Convenience Translation into U.S. Dollars.

-----------------------    -----------------------    ----------------------------------
CHIEF FINANCIAL OFFICER    CHIEF EXECUTIVE OFFICER    CHAIRMAN OF THE BOARD OF DIRECTORS

Approval date of the financial statements: 30 April, 2009

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                     F - 2

                G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
                          CONSOLIDATED INCOME STATEMENT
                               (NIS IN THOUSANDS)

                                                                            YEAR ENDED DECEMBER 31,
                                                                    ----------------------------------------
                                                             NOTE     2 0 0 8        2 0 0 7      2 0 0 8(*)
                                                            ------  ----------     ----------     ----------
                                                                               NIS                US DOLLARS
                                                                    -------------------------     ----------
                                                                                 (IN THOUSANDS)
                                                                    ----------------------------------------

Revenue                                                      19a       349,227        249,693         91,853
Cost of sales                                                19b       281,651        198,961         74,080
                                                                    ----------     ----------     ----------
GROSS PROFIT                                                            67,576         50,732         17,773
                                                                    ----------     ----------     ----------

OPERATING COSTS AND EXPENSES
Selling expenses                                             19c        33,759         24,263          8,879
General and administrative expenses                          19d        23,127         18,869          6,083
Other (income) expenses                                       20         2,195           (470)           577
Goodwill Impairment                                                      1,067          3,054            280
                                                                    ----------     ----------     ----------
                                                                        60,148         45,716         15,819
                                                                    ==========     ==========     ==========

OPERATING PROFIT                                                         7,428          5,016          1,954
Finance income                                                          (4,095)         2,362         (1,077)
Finance costs                                                 21         1,612             88            424
                                                                    ----------     ----------     ----------
Finance income (costs), net                                             (5,707)         2,274         (1,501)
                                                                    ==========     ==========     ==========

PROFIT BEFORE TAX                                                        1,721          7,290            453

Income tax charge                                            14a         1,454          2,651            382
                                                                    ----------     ----------     ----------

PROFIT FOR THE PERIOD                                                      267          4,639             71
                                                                    ==========     ==========     ==========

ATTRIBUTABLE TO:
Equity holders of the Company                                22a          (786)         2,342           (206)
Noncontrolling interest                                                  1,053          2,297            277
                                                                    ----------     ----------     ----------
NET INCOME                                                                 267          4,639             71
                                                                    ==========     ==========     ==========

EARNINGS (LOSS) PER SHARE - (IN NIS)
Basic earnings (loss) per share                                          (0.08)          0.23          (0.02)

Diluted earnings (loss) per share                                        (0.08)          0.23          (0.02)

Shares used in computation of basic EPS                             10,267,893     10,267,893     10,267,893
                                                                    ==========     ==========     ==========

Shares used in computation of diluted EPS                           10,267,893     10,267,893     10,267,893
                                                                    ==========     ==========     ==========

(*)  Convenience translation into U.S. Dollars.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                     F - 3

                G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               (NIS IN THOUSANDS)

                                                                             FOREIGN
                                                                             CURRENCY                                          TOTAL
                                              SHARE      SHARE     CAPITAL  TRANSLATION   RETAINED     GROSS  NONCONTROLLING SHAREHOLDERS'
                                             CAPITAL    PREMIUM      FUND   ADJUSTMENTS   EARNINGS     AMOUNT     INTEREST     EQUITY
                                             --------   --------   --------   --------    --------    --------    --------    --------

BALANCE - JANUARY 1, 2007                       1,113     59,056          -          -     109,891     170,060      14,750     184,810

Noncontrolling interests in newly acquired
subsidiary                                          -          -          -          -           -           -       1,919       1,919
Purchase of noncontrolling interest                 -          -          -          -           -           -        (146)       (146)
Currency translation differences                    -          -          -       (414)          -        (414)       (201)       (615)
Profit for the year                                 -          -          -          -       2,342       2,342       2,297       4,639
                                             --------   --------   --------   --------    --------    --------    --------    --------

BALANCE - DECEMBER 31, 2007                     1,113     59,056          -       (414)    112,233     171,988      18,619     190,607

Noncontrolling interests in newly acquired
subsidiary                                          -          -          -          -           -           -       3,350       3,350
Purchase of noncontrolling interest                 -          -        247          -           -         247      (9,362)     (9,115)
Currency translation differences                    -          -          -        783           -         783         (41)        742
Dividend paid to noncontrolling interests           -          -          -          -           -           -        (269)       (269)
Profit for the year                                 -          -          -          -        (786)       (786)      1,053         267
                                             --------   --------   --------   --------    --------    --------    --------    --------

BALANCE - DECEMBER 31, 2008                     1,113     59,056        247        369     111,447     172,232      13,350     185,582
                                             ========   ========   ========   ========    ========    ========    ========    ========

                                     F - 4

                G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (NIS IN THOUSANDS)

                                                                             YEAR ENDED DECEMBER 31,
                                                                       ----------------------------------
                                                                        2 0 0 8      2 0 0 7    2 0 0 8(*)
                                                                       --------     --------     --------
                                                                                NIS             US DOLLARS
                                                                       ---------------------     --------
                                                                                 (IN THOUSANDS)
                                                                       ----------------------------------

CASH FLOWS - OPERATING ACTIVITIES
Profit for the year                                                         267        4,639           71
Adjustments to reconcile net profit to net cash used in operating
activities(Appendix A)                                                   18,613        3,303        4,894
                                                                       --------     --------     --------

NET CASH FROM OPERATING ACTIVITIES                                       18,880        7,942        4,965
                                                                       --------     --------     --------

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment                              (3,315)     (11,259)        (872)
Proceeds from sale of property plant and Equipment                          249           16           65
Additions to intangible assets                                             (300)           -          (79)
Additions to prepaid expenses                                            (1,579)           -         (415)
Long term deposit, net                                                       61         (131)          16
Proceeds from realization (purchase) of marketable securities, net       16,714      (17,378)       4,396
Purchase of additional shares in subsidiary                              (9,250)        (182)      (2,433)
Purchase of subsidiaries                                                 (5,664)     (15,400)      (1,489)
                                                                       --------     --------     --------

NET CASH USED IN INVESTING ACTIVITIES                                    (3,084)     (44,334)        (811)
                                                                       --------     --------     --------

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank credit, net                                                (475)           -         (125)
Repayment of loans                                                       (4,734)           -       (1,245)
Proceeds of loans                                                         6,803        6,781        1,789
Dividend paid to noncontrolling interests                                  (269)           -          (70)
                                                                       --------     --------     --------

NET CASH USED IN FINANCING ACTIVITIES                                     1,325        6,781          349
                                                                       ========     ========     ========

INCREASE IN CASH AND CASH EQUIVALENTS                                    17,121      (29,611)       4,503

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL PERIOD       61,649       91,398       16,215

NET FOREIGN EXCHANGE DIFFERENCE ON CASH AND CASH EQUIVALENTS                (21)        (138)          (5)
                                                                       --------     --------     --------

CASH AND CASH EQUIVALENTS OF THE END OF THE FINANCIAL PERIOD             78,749       61,649       20,713
                                                                       ========     ========     ========

(*)  Convenience Translation into U.S. Dollars.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                     F - 5

               G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
              APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (NIS IN THOUSANDS)

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                -------------------------------
                                                                                 2008        2007       2008(*)
                                                                                -------     -------     -------
                                                                                        NIS            US DOLLARS
                                                                                -------------------     -------
                                                                                        (IN THOUSANDS)
                                                                                -------------------------------

A.     ADJUSTMENTS TO RECONCILE NET PROFIT TO NET CASH PROVIDED BY (USED IN)
       OPERATING ACTIVITIES

       Revaluation of loans from banks and others                                   963           -         252
       Deferred income taxes                                                       (505)       (433)       (133)
       Unrealized loss (gain) on marketable securities                            5,186          56       1,364
       Depreciation and amortization                                              6,174       5,574       1,624
       Capital loss (gain) on disposal of property
       plant and equipment                                                          264         (16)         69
       Employees benefit, net                                                       545        (122)        143
       Change in value of warrants to issue shares                               (1,035)       (767)       (272)

       CHANGES IN ASSETS AND LIABILITIES:
       Increase in trade receivables and other receivables                       (4,179)    (11,622)     (1,099)
       Increase in inventories                                                     (377)     (2,568)        (99)
       Increase in trade and other payables, and other current liabilities       11,577      13,201       3,045
                                                                                -------     -------     -------

                                                                                 18,613       3,303       4,894
                                                                                =======     =======     =======

SUPPLEMENTAL CASH FLOW INFORMATION:

Interest paid                                                                       835         104         220
Income tax paid                                                                   3,736       7,645         983

(*)  Convenience Translation Into U.S. Dollars.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                     F - 6

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL

     A.   DESCRIPTION OF BUSINESS

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

          The financial statements are prepared in accordance with the Israeli
          Securities Regulations (Preparation of Annual Financial Statements),
          1993.

     B.   DEFINITIONS:

          THE COMPANY              -   G. WILLI-FOOD INTERNATIONAL LTD.

          THE GROUP                -   the Company and its Subsidiaries, a list
                                       of which is presented in Note 5.

          SUBSIDIARIES             -   companies in which the Company exercises
                                       control (as defined by IAS 27), and whose
                                       financial statements are fully
                                       consolidated with those of the Company.

          RELATED PARTIES          -   as defined by IAS 24.

          INTERESTED PARTIES       -   as defined in the Israeli Securities law
                                       and Regulations, 1968.

          CONTROLLING SHAREHOLDER  -   as defined in the Israeli Securities law
                                       and Regulations, 1968.

          NIS                      -   New Israeli Shekel.

          CPI                      -   the Israeli consumer price index.

          DOLLAR                   -   the U.S. dollar.

          EURO                     -   the United European currency.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.   APPLYING INTERNATIONAL ACCOUNTING STANDARDS (IFRS)

          (1)  STATEMENT OF COMPLIANCE

               The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards
               ("IFRSs") as issued by the International Accounting Standards
               Board ("IASB").

          (2)  FIRST TIME IFRS STANDARDS ADOPTION

               According to standard No. 29 "Adoption of International Financial
               Reporting Standards" - IFRS ("standard No. 29"), the Company applies International Financial Reporting Standards and
               interpretations of the committee of the International Accounting
               Standard Board (IASB) Starting January 1, 2008.

                                     F - 7

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     A.   APPLYING INTERNATIONAL ACCOUNTING STANDARDS (IFRS) (CONT)

          (2)  FIRST TIME IFRS STANDARDS ADOPTION (CONT)

               According to standard No. 29 "Adoption of International Financial
               Reporting Standards" - IFRS ("standard No. 29"), the Company applies International Financial Reporting Standards and
               interpretations of the committee of the International Accounting
               Standard Board (IASB) Starting January 1, 2008.

               In compliance with the mentioned above, the financial statements, as of December 31, 2008 and for the year then ended, including all previous reporting periods have been prepared in accordance with International Financial Reporting Standards and
               interpretations published by the International Accounting
               Standard Board (IASB).

               In these financial statements the Company applied IFRS 1 "First time Adoption of International Financial Reporting Standards"
               ("IFRS No. 1"), which determines instructions for first time implementation of IFRS.

               According to IFRS No. 1 the transition date for the purpose of implementing IFRS standards commenced January 1, 2007.

               The Company has applied in a retroactive manner the IFRS
               standards for all reporting periods presented in the financial statements. The Company implemented the IFRS standards which have been published as of the preparation date of the Financial
               Statements and expected to be effective as of December 31, 2008.
               While applying the said transition instructions the Company chose to apply two relieves allowed under IFRS 1. See note 30.

               Until the adoption of IFRS the Company conducted the Financial
               Reporting in accordance with the Israeli GAAP. The annual
               financial statements as of December 31, 2007 and for the periods then ended were prepared under the Israeli GAAP standards. The comparative financial statements were represented in the
               financial statements in accordance to the IFRS standards. See note 30 for the relevant material adjustments between the Israeli
               GAAP and the IFRS.

     B.   BASIS OF PREPARATION

          Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceased to be hyper-inflationary and the Company no longer adjusted its financial statements to the
          U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

          o    Assets and liabilities measured by fair value: financial assets measured by fair value recorded directly as profit or loss.

          o    Non-current assets are measured at the lower of their previous carrying amount and fair value less costs of sale.

          o    Inventories are stated at the lower of cost and net realizable value.

          o    Property, plant and equipment and intangibles assets are
               presented at the lower of the cost less accumulated amortizations and the recoverable amount.

          o    Liabilities to employees as described in note 12.

                                     F - 8

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     C.   FOREIGN CURRENCIES

          The individual financial statements of each group entity are presented in New Israeli Shekel the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements are also presented in the New
          Israeli Shekel ("NIS"), which is the functional currency of the
          Company and the presentation currency for the consolidated financial statements.

          In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency
          (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. (Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined). Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

          Exchange differences are recognised in profit or loss in the period in which they accrue.

          (1)  FUNCTIONAL AND PRESENTATION CURRENCY

               Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (`the functional, currency'). The consolidated financial statements are presented in `NIS', which is the company's functional and the group's presentation currency.

          (2)  TRANSACTIONS AND BALANCES

               Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign
               currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

     D.   CASH AND CASH EQUIVALENTS

          Cash equivalents include unrestricted liquid deposits, maturity period of which, as at the date of investments therein, does not exceed three months.

                                     F - 9

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     E.   BASIS OF CONSOLIDATION

          (1)  GENERAL

               The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company
               (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

               Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

               All intra-group transactions, balances, income and expenses are eliminated in full.

               For the effect of the issuance of IAS 27 (revised) "Consolidated and Separate Financial Statements" see note 2Y below.

          (2)  NONCONTROLLING INTEREST

               In instances that the Group acquires noncontrolling interest, the excess of cost of acquired interest over the carrying value is recognized as goodwill In cases of excess of carrying value over the cost, such amount is recorded in earnings.

               When the Group interest is reduced, without loss of control
               (either by sale or by issuance of shares by the subsidiary) the differences between the consideration received and the book value of the Group's sold is recognized in income statements.

               The group applies a policy of treating transactions with
               noncontrolling interests as transactions with parties external to the group. Disposals to noncontrolling interests result in gains and losses for the group and are recorded in the income
               statement. Purchases from noncontrolling interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

     F.   BUSINESS COMBINATION

          Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business
          Combinations are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current
          Assets Held for Sale and Discontinued Operations, which are recognised and measured at fair value less costs to sell.

          Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

          The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

                                     F - 10

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     G.   GOODWILL

          Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

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

          On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

     H.   PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The
          Company presents its property, plant and equipments items according to the cost model.

          Under the cost method - a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the assets acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

          Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any extention period, where the Company intends to exercise such option, or their useful life.

          The annual depreciation and amortization rates are:

                                                         %
                                                       -----

          construction                                   4
          Motor vehicles                               15-20       (mainly 20%)
          Office furniture and equipment                6-15       (mainly 15%)
          Computers                                    20-33       (mainly 33%)
          Machinery and equipment                        10

          The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

                                     F - 11

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     I.   INTANGIBLE ASSETS ACQUIRED IN A BUSINESS COMBINATION

          An intangible asset is an identifiable non-monetary asset without physical substance. Intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. The cost of such intangible assets is their fair value at the acquisition date.

          Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately.

          An intangible asset with an indefinite useful life shall not be amortized.

          In accordance with IAS 36, an entity is required to test an intangible asset with an indefinite useful life for impairment by comparing its recoverable amount with its carrying amount:

          (a)  annually, and

          (b)  whenever there is an indication that the intangible asset may be impaired.

          Intangible assets with a finite useful life are stated at cost less accumulated amortization and accumulated impairment losses.
          Amortization is charged according to the straight-line method over their estimated useful life. See also Note 9

          Useful lives of Intangible assets:

                                                                        YEARS
                                                                        -----

          INTANGIBLE ASSETS ACQUIRED IN A BUSINESS COMBINATION:
          Technology knowledge                                            10
          Customers relationship                                          15
          Trade name                                                      25
          OTHER INTANGIBLE ASSET:
          Trade name                                                       7

     J.   IMPAIRMENT OF TANGIBLE AND INTANGIBLE ASSETS EXCLUDING GOODWILL

          At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

          Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

          Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

                                     F - 12

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     J.   IMPAIRMENT OF TANGIBLE AND INTANGIBLE ASSETS EXCLUDING GOODWILL
          (CONT.)

          If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount.
          An impairment loss is recognised immediately in profit or loss.

          Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss.

     K.   INVENTORIES

          Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

          Inventories are stated at the lower of cost and net realizable value.
          Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over heads and other cost that are incurred, in bringing the inventories to their present location and condition.

          Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

          Cost determined as follows:

          Raw material, components and packaging  -  by the "first-in, first-out" method;

          Processing goods                        -  cost of materials plus
                                                     labor

          finished products                       -  on the basis of standard
                                                     cost which approximates
                                                     actual production cost
                                                     (materials, labor and
                                                     indirect manufacturing
                                                     costs).

          Products                                -  weighted average method

     L.   FINANCIAL ASSETS

          (1)  GENERAL

               Investments are recognized and derecognized on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as fair value through profit or loss, which are initially measured at fair value.

               Financial assets are classified into the following specified categories:

               o    Financial assets 'at fair value through profit or loss'
                    (FVTPL)

               o    Loans and receivables

                                     F - 13

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     L.   FINANCIAL ASSETS (CONT.)

          (2)  FINANCIAL ASSETS AT FVTPL

               Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

               A financial asset is classified as held for trading if:

               o    it has been acquired principally for the purpose of selling in the near future; or

               o    it is a part of an identified portfolio of financial
                    instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

               o    it is a derivative that is not designated and effective as a hedging instrument.

               Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

          (3)  LOANS AND RECEIVABLES

               Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

          (4)  IMPAIRMENT OF FINANCIAL ASSETS

               Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date.

               Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

               For all other financial assets, an objective evidence of
               impairment could include:

               o    Significant financial difficulty of the issuer or
                    counterparty; or

               o    Default or delinquency in interest or principal payments; or

               o    It becoming probable that the borrower will enter bankruptcy or financial re-organization.

               For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate.

               The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

               When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the
               allowance account are recognized in profit or loss.

               In a subsequent period, the amount of the impairment loss
               decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

                                     F - 14

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     M.   FINANCIAL LIABILITIES AND EQUITY INSTRUMENTS ISSUED BY THE GROUP

          (1)  Classification as debt or equity

               Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

               An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

               Financial liabilities are classified as either financial
               liabilities 'at FVTPL' or 'other financial liabilities'.

          (2)  Convertible debentures

               The component parts of convertible debentures are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar
               non-convertible instrument. This amount is recorded as a
               liability on an amortized cost basis until extinguished upon conversion or at the instrument's maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the convertible debentures as a whole. This is recognized and included in equity and is not subsequently remeasured.

          (3)  CONSUMER PRICE INDEX FINANCIAL LIABILITIES

               The Company has Consumer Price Index ("CPI")-linked financial liabilities that are not measured at fair value through profit or loss. For those liabilities, the Company determines the effective interest rate as a real rate plus linkage differences according to the actual changes in the CPI up to the balance sheet date.

     N.   DERIVATIVE FINANCIAL INSTRUMENTS

          The Group enters into a certain derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps.

          Further details of derivative financial instruments are disclosed in note 25.

          Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as either hedges of the fair value of recognized assets or liabilities or firm commitments (fair value hedges), hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments(cash flow hedges), or hedges of net investments in foreign operations.

          A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

                                     F - 15

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     O.   EMBEDDED DERIVATIVES

          Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value with changes in fair value recognized in profit or loss.

     P.   FORWARDS

          Changes in the fair value of forwards transactions are recorded in profit or loss immediately as they occurred.

     Q    REVENUE RECOGNITION

          Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

          (1)  SALE OF GOODS

               Revenue from the sale of goods is recognised when all the
               following conditions are satisfied:

               o    The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

               o    The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor
                    effective control over the goods sold

               o    The amount of revenue can be measured reliably;

               o    It is probable that the economic benefits associated with
                    the transaction will flow to the entity; and

               o    The costs incurred or to be incurred in respect of the
                    transaction can be measured reliably.

          (2)  INTEREST REVENUE

               Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate
               applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

          (3)  DIVIDEND REVENUE

               Dividend revenue from investments is recognised when the
               shareholder's right to receive payment has been established.

                                     F - 16

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     R    LEASING

          (1)  GENERAL

               Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of
               ownership to the lessee. All other leases are classified as operating leases.

          (2)  THE GROUP AS LESSEE

               Assets held under finance leases are initially recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

               Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.
               Finance charges are charged directly to profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group's general policy on borrowing costs.

               Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

               Contingent rentals arising under operating leases are recognised as an expense in the period in which they are incurred.

               In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability.

               The aggregate benefit of incentives is recognised as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

          S    PROVISIONS

               Provisions are recognized when the Group has a present obligation
               (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the
               obligation, and a reliable estimate can be made of the amount of the obligation.

               The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and
               uncertainties surrounding the obligation.

               Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

               When some or all of the economic benefits to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that
               reimbursement will be received and the amount of the receivable can be measured reliably.

                                     F - 17

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     T.   SHARE-BASED PAYMENTS

          Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

          The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of equity instruments that will eventually vest.

          At each balance sheet date, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the equity-settled employee benefits reserve.

          Equity-settled share-based payment transactions with other parties are measured at the fair value of the goods or services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

          For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognized at the current fair value determined at each balance sheet date.

          Through the liability settlement, the Company shall re-measure the fair value of the liability at each reporting date and at the date of settlement, with any changes in the fair value is to be recognized in profit or loss for the period.

     U.   TAXATION

          Income tax expense represents the sum of the tax currently payable and deferred tax.

          (1)  CURRENT TAX

               The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

          (2)  DEFERRED TAX

               Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

               The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

                                     F - 18

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     U.   TAXATION (CONT.)

          (2)  DEFERRED TAX (CONT.)

               Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and
               liabilities.

               Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

          (3)  CURRENT AND DEFERRED TAX FOR THE PERIOD

               Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also
               recognized directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the
               acquirer's interest in the net fair value of the acquirer's identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

     V.   EMPLOYEE BENEFITS

          (1)  POST-EMPLOYMENT BENEFITS

               The Group's POST-EMPLOYMENT BENEFITS include: benefits to
               retirees and liabilities for severance benefits. The Group's post-employment benefits are classified as DEFINED BENEFIT PLANS.

               Expenses in respect of a DEFINED BENEFIT PLAN are carried to the income statement in accordance with the PROJECTED UNIT CREDIT
               METHOD, while using actuarial estimates that are performed at each balance sheet date. The current value of the Group's
               obligation in respect of the defined benefit plan is determined by discounting the future projected cash flows from the plan by the market yields on government bonds, denominated in the
               currency in which the benefits in respect of the plan will be paid, and whose redemption periods are approximately identical to the projected settlement dates of the plan.

               Actuarial profits and losses are recognized in earning when incurred.

               The Group's liability in respect of the DEFINED BENEFIT PLAN which is presented in the Group's balance sheet, includes the current value of the obligation in respect of the defined
               benefit, net of the fair value of the DEFINED BENEFIT PLAN assets.

          (2)  SHORT TERM EMPLOYEE BENEFITS

               Short term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that does not exceed 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

               Short term company benefits include the company's liability for short term absences, payment of grants, bonuses and compensation.
               These benefits are recorded to the statement of operations when created. The benefits are measured on a non capitalized basis.
               The difference between the amount of the short term benefits to which the employee is entitled and the amount paid is therefore recognized as an asset or liability.

                                     F - 19

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     W.   EARNINGS (LOSS) PER SHARE

          Basic earnings (loss) per share is computed with regard to income or loss attributable to the Company's ordinary shareholders, and is calculated for income (loss) from continuing operations attributable to the ordinary shareholders of the reported entity, should such be presented. Basic earnings per share is to be computed by dividing income(loss) attributed to holders of ordinary shares of the Company
          (numerator), by the weighted average of the outstanding ordinary shares (denominator) during the period.

          In the computation of diluted earnings per share, the Company adjusted its income (loss) attributable to its ordinary shareholders for its share in income (loss) of investees by multiplying their diluted EPS by the Company's holding in the investees including its holding in dilutive potential ordinary share of the investee and the weighted average of the outstanding shares for the effects of all the dilutive potential ordinary shares of the Company.

     X.   ECHANGE RATES AND LINKAGE BASIS

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

                                        REPRESENTATIVE    REPRESENTATIVE
                                         EXCHANGE RATE   EXCHANGE RATE OF         CPI
                                         OF THE EURO        THE DOLLAR       "IN RESPECT OF"
AS OF:                                   (NIS PER €1)       (NIS PER $1)       (IN POINTS)
                                          ----------         ----------         ----------

December 31, 2008                          5.2973              3.802             110.44
December 31, 2007                          5.6592              3.846             106.40

INCREASE (DECREASE) DURING THE:               %                  %                  %
                                          ----------         ----------         ----------

Year ended December 31, 2008                 (6.4)             (1.14)               3.8
Year ended December 31, 2007                 1.71              (8.97)               3.4

Y.   ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

     (1)  STANDARDS AND INTERPRETATIONS WHICH ARE EFFECTIVE AND HAVE BEEN
          APPLIED IN THESE FINANCIAL STATEMENTS.

          Three Interpretations issued by the International Financial Reporting
          Interpretations Committee are effective for the current period, these are:

          o    IFRIC 11    IFRS 2: Group and Treasury Share Transactions
                           (effective 1 March 2007);

          o    IFRIC 12    Service Concession Arrangements (effective 1 January
                           2008);

          o    IFRIC 14    IAS 19 - The Limit on a Defined Benefit Asset,
                           Minimum Funding Requirements and their Interaction
                           (effective 1 January 2008).

          The adoption of the Interpretations has not led to any changes in the
          Group's accounting policies.

                                     F - 20

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     Y.   ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS (CONT.)

          (2)  STANDARDS AND INTERPRETATIONS WHICH HAVE NOT BEEN APPLIED IN
               THESE FINANCIAL STATEMENTS WERE IN ISSUE BUT NOT YET EFFECTIVE

               At the date of authorization of these financial statements, other than the Standards and Interpretations adopted by the Group in advance of their effective dates the following Interpretations were in issue but not yet effective:

               IAS 1 (AMENDED) "PRESENTATION OF FINANCIAL STATEMENTS"

               The standard stipulates the presentation required in the
               financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. Changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the "report of comprehensive income", and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, in cases of restatement and in cases of reclassifications.

               The standard will be effective for reporting periods beginning from January 1, 2009. The standard permits earlier application.

               At this stage, the management of the Group is examining the influence of this standard on the Company's financial statements.

               IAS 23 (AMENDED) "BORROWING COSTS"

               The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing borrowing costs related to assets with an uncommon period of eligibility or construction in the statement of operations was cancelled. The standard will apply to borrowing costs that relate to eligible assets as to which the capitalization period began from January 1, 2009. The standard permits earlier implementation. At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

               IAS 27 (AMENDED) "CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS"

               The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with minority shareholders, in the context of which the company holds control of the subsidiary before and after the transaction, will be treated as capital transactions. In the context of transactions, subsequent to which the company loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value, with the difference as compared to book value to be recorded to the statement of operations. The noncontrolling interest in the losses of a subsidiary, which exceed its share in shareholders' equity, will be allocated to it in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

               The provisions of the standard apply to annual financial
               reporting periods which start on January 1, 2010 and thereafter.
               Earlier adoption is permitted, on the condition that it will be done simultaneous with early adoption of IFRS 3 (amended). The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively. At this stage, the management of the
               Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the
               Group.

                                     F - 21

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     Y.   ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS (CONT.)

          (2)  STANDARDS AND INTERPRETATIONS WHICH HAVE NOT BEEN APPLIED IN
               THESE FINANCIAL STATEMENTS WERE IN ISSUE BUT NOT YET EFFECTIVE

               IFRS 3 (AMENDED) "BUSINESS COMBINATIONS"

               The new standard stipulates the rules for the accounting
               treatment of business combinations. Among other things, the standard determines measurement rules for contingent
               consideration in business combinations which is to be measured as a derivative financial instrument. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Noncontrolling interests will be measured at the time of the business combination to the extent of their share in the fair value of the assets, including goodwill, liabilities and contingent liabilities of the acquired entity, or to the extent of their share in the fair value of the net assets, as aforementioned, but excluding their share in goodwill.

               As for business combinations where control is achieved after a number of acquisitions (acquisition in stages), the earlier purchases of the acquired company will be measured at the time that control is achieved at their fair value, while recording the difference to the statement of operations.

               The standard will apply to business combinations that take place from January 1, 2010 and thereafter. Earlier adoption is
               possible, on the condition that it will be simultaneous with early adoption of IAS 27 (amended).

               At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

               IFRIC 13, CUSTOMER LOYALTY PROGRAMS

               The clarification stipulates that transactions for the sale of goods and services, for which the company confers reward grants to its customers, will be treated as multiple component
               transactions and the payment received from the customer will be allocated between the different components, based upon the fair value of the reward grants. The consideration attributed to the grant will be recognized as revenue when the reward grants are redeemed and the company has made a commitment to provide the grants.

               The directives of the clarification apply to annual reporting periods commencing on January 1, 2009. Earlier implementation is permissible.

               At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

               AMENDMENT TO IAS 32, FINANCIAL INSTRUMENTS: PRESENTATION, AND IAS
               1, PRESENTATION OF FINANCIAL STATEMENTS

               The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

               The provisions of the standard apply to annual financial
               reporting periods which start on January 1, 2009 and thereafter.
               Earlier adoption is permitted.

               At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

               IFRS 1 "FIRST TIME ADOPTION OF IFRS" AND IAS 27 "CONSOLIDATED AND
               SEPARATE FINANCIAL STATEMENTS"

               The amendment states, among other things, the method in which the measurement of the investments in subsidiaries, associated entities and joint control entities should be applied at first time adopting IFRS, and the method in which income from dividends received should be recognized.

               The amendment is effective for annual periods commencing January
               1, 2009.

               At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

                                     F - 22

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 3 - SIGNIFICANT ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESTIMATION

     A.   GENERAL

          In the application of the Group's accounting policies, which are described in Note 2, the management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

          The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

     B.   SIGNIFICANT JUDGMENTS IN APPLYING ACCOUNTING POLICIES

          The following are the significant judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity's accounting policies and that have the most significant effect on the amounts recognized in financial statements.

          o    Useful lives of property, plant and equipment - As described at
               2H above, the Group reviews the estimated useful lives of
               property, plant and equipment at the end of each annual reporting period.

          o    Impairment of goodwill - Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

               The carrying amount of goodwill at the balance sheet date was NIS
               3,829 thousand (USD 1,007 thousand).

          o    Deferred taxes- the company recognizes deferred tax assets for all of the deductible temporary differences up to the amount as to which it is anticipated that there will be taxable income against which the temporary difference will be deductible. During each period, for purposes of calculation of the utilizable temporary difference, management uses estimates and
               approximations as a basis which it evaluates each period.

          o    Measurement of obligation for employee benefits.

NOTE 4 - CURRENT ASSETS

     A.   CASH AND CASH EQUIVALENTS - COMPOSITION

                                         DECEMBER 31,
                             ----------------------------------
                             2 0 0 8      2 0 0 7      2 0 0 8(*)
                             --------     --------     --------
                                      NIS             US DOLLARS
                             ---------------------     --------
                                       (IN THOUSANDS)
                             ----------------------------------

Cash in bank                    6,611       11,343        1,739
Short-term bank deposits       72,138       50,306       18,974
                             --------     --------     --------

Total cash                     78,749       61,649       20,713
                             ========     ========     ========

                                     F - 23

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 4 - CURRENT ASSETS (CONT.)

     B.   OTHER FINANCIAL ASSETS

                                                                          CURRENT
                                                             ----------------------------------
                                                                         DECEMBER 31,
                                                             ----------------------------------
                                                              2 0 0 8      2 0 0 7    2 0 0 8(*)
                                                             --------     --------     --------
                                                                      NIS             US DOLLARS
                                                             ---------------------     --------
                                                                       (IN THOUSANDS)
                                                             ----------------------------------

FINANCIAL ASSETS CARRIED AT FAIR VALUE THROUGH PROFIT OR
  LOSS (FVTPL)
Non-derivative financial assets designated as at FVTPL
Shares                                                            882        3,726          232
Governmental loan and other bonds                               1,526       11,475          401
Certificate of participation in mutual fund                     6,959       16,066        1,831

DERIVATIVES                                                        77            -           20
                                                             --------     --------     --------
                                                                9,444       31,267        2,484
                                                             --------     --------     --------

     C.   TRADE RECEIVABLES

          (1)  COMPOSITION

                                                                         DECEMBER 31,
                                                             ----------------------------------
                                                              2 0 0 8     2 0 0 7     2 0 0 8(*)
                                                             --------     --------     --------
                                                                      NIS             US DOLLARS
                                                             ---------------------     --------
                                                                       (IN THOUSANDS)
                                                             ----------------------------------

       Open accounts                                           56,655       42,488       14,901
       Credit cards company                                        97          261           26
       Checks receivable                                       24,005       23,731        6,314
                                                             --------     --------     --------
                                                               80,757       66,480       21,241
       Less - allowance for doubtful accounts                   1,158        2,682          305
                                                             --------     --------     --------
                                                               79,599       63,798       20,936
                                                             ========     ========     ========

               The average credit period on sales of goods is 81 days. Trade receivables are provided for based on estimated irrecoverable amounts from the sale of goods, determined by reference to past default experience.

               Before accepting any new customer, the Group asses the potential customer's credit quality and defines credit limits by customer.

               Of the trade receivables balance at the end of the year, NIS 8.3 million (2007: NIS 7.2 million) is due from Company A, the
               Group's largest customer. There are no other customers who represent more than 10% of the total balance of trade
               receivables.

               Included in the Group's trade receivable balance are debtors with a carrying amount of NIS 0.7 million which are past due at the reporting date for which the Group has not provided allowance for doubtful accounts as there has not been a significant change in credit quality and the amounts are still considered recoverable.
               The Group does not hold any collateral over these balances.

                                     F - 24

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 4 - CURRENT ASSETS (CONT.)

     C.   TRADE RECEIVABLES

          (2)  AGING OF PAST DUE BUT NOT IMPAIRED

                                                                      DECEMBER 31,
                                                         -----------------------------------
                                                          2 0 0 8       2 0 0 7    2 0 0 8(*)
                                                         --------      --------     --------
                                                                  NIS              US DOLLARS
                                                         ----------------------     --------
                                                                    (IN THOUSANDS)
                                                         -----------------------------------

0-120 days                                                    587           447          154
120-150 days                                                  137           395           36
150 days and above                                              -         2,882            -
                                                         --------      --------     --------
Total                                                         724         3,724          190
                                                         ========      ========     ========

          (3)  MOVEMENT IN THE ALLOWANCE FOR DOUBTFUL DEBTS

                                                                      DECEMBER 31,
                                                         -----------------------------------
                                                          2 0 0 8       2 0 0 7    2 0 0 8(*)
                                                         --------      --------     --------
                                                                  NIS              US DOLLARS
                                                         ----------------------     --------
                                                                    (IN THOUSANDS)
                                                         -----------------------------------

Balance at beginning of the year                            2,682           206          705
Increase relating to subsidiary consolidated for
      the first time                                          164             -           43
Amounts written off as uncollectible                       (2,482)            -         (652)
Change in allowance doubtful debts                            794         2,476          209
                                                         --------      --------     --------
Balance at end of the year                                  1,158         2,682          305
                                                         ========      ========     ========

     D.   OTHER RECEIVABLES

                                                                      DECEMBER 31,
                                                         -----------------------------------
                                                          2 0 0 8       2 0 0 7    2 0 0 8(*)
                                                         --------      --------     --------
                                                                  NIS              US DOLLARS
                                                         ----------------------     --------
                                                                    (IN THOUSANDS)
                                                         -----------------------------------

Prepaid expenses                                              438           647          116
Income receivables                                            377            41           99
Derivatives at fair value                                      77             -           20
Government authorities                                        613           554          161
Advances to suppliers                                         597           370          157
Others                                                      1,885             -          496
                                                         --------      --------     --------
                                                            3,987         1,612        1,049
                                                         ========      ========     ========

     E.   INVENTORIES

                                                                      DECEMBER 31,
                                                         -----------------------------------
                                                          2 0 0 8       2 0 0 7    2 0 0 8(*)
                                                         --------      --------     --------
                                                                  NIS              US DOLLARS
                                                         ----------------------     --------
                                                                    (IN THOUSANDS)
                                                         -----------------------------------

Raw and auxiliary materials                                 2,573             -          677
Finished products and goods in process                     29,082        29,166        7,649
                                                         --------      --------     --------
                                                           31,655        29,166        8,326
                                                         ========      ========     ========

Advances to suppliers                                       2,762         1,854          726
                                                         ========      ========     ========

                                                           34,417        31,020        9,052
                                                         ========      ========     ========

          The inventories are presented net of impairment provision.

                                     F - 25

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 4 - CURRENT ASSETS (CONT.)

     F.   OTHER RECEIVABLES

          BREAKDOWN BASED ON LINKAGE CONDITIONS:

                                                          DECEMBER 31,
                                              ----------------------------------
                                               2 0 0 8      2 0 0 7     2 0 0 8(*)
                                              --------     --------     --------
                                                       NIS             US DOLLARS
                                              ---------------------     --------
                                                        (IN THOUSANDS)
                                              ----------------------------------

MONETARY ITEMS:
CPI linked                                       5,349        9,489        1,407
Linked or denominated in foreign currency       22,339       25,051        5,876
Not linked                                     145,435      123,731       38,252
                                              --------     --------     --------

                                               173,123      158,271       45,535
                                              --------     --------     --------
NON-MONETARY ITEMS                              35,452       31,983        9,325
                                               208,575      190,254       54,860
                                              ========     ========     ========

NOTE 5 - INVESTMENTS IN SUBSIDIARIES

     A.   CONSOLIDATED SUBSIDIARIES

          The consolidated financial statements as of December 31, 2008, include the financial statements of the following Subsidiaries:

                                                        OWNERSHIP AND CONTROL
                                                         ------------------
                                                          AS OF DECEMBER 31,
                                                               2 0 0 8
                                                         ------------------
                                                                  %
                                                         ------------------

Gold Frost Ltd ("GOLDFROST")                                    89.99
Shamir Salads (2006) Ltd ("SHAMIR SALADS")                      51.00
WF Kosher Food Distributors Ltd. ("WF")                        100.00
Y.L.W. Baron international trading Ltd. ("BARON")               50.10
W.F.D. Ltd.                                                    100.00
Willi-food frozen products Ltd.                                100.00

Goldfrost's subsidiary
Dairy distributor in Denmark ("THE DISTRIBUTOR")                51.00

NOTE 6 - PREPAID LONG-TERM LEASE

     The Company entered into a long term lease agreement with the ILA with respect to a parcel of land which its facilities were constructed. The prepaid lease payments amounted to NIS 10,741 in thousands, and are amortized over the lease period.

                                     F - 26

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 7 - PROPERTY PLANT AND EQUIPMENT

                                                                                                     OFFICE
                                                                                                    FURNITURE,
                                                           MACHINERY                                COMPUTERS
                                                              AND         MOTOR       LEASEHOLD        AND
                                               BUILDING    EQUIPMENT     VEHICLES    IMPROVEMENTS   EQUIPMENT       TOTAL
                                               --------     --------     --------      --------      --------      --------

CONSOLIDATED

COST:
Balance - January 1, 2007                        27,485          755        6,784           311         3,137        38,472
Changes during 2007
   Additions                                      3,431          255        1,891             -           744         6,321
   Dispositions                                       -            -         (105)         (311)            -          (416)
   Balances relating to subsidiary
   consolidated for the first time                    -            -            -             -           208           208
   Effect of foreign currency exchange
   differences                                        -            -            -             -           (16)          (16)
                                               --------     --------     --------      --------      --------      --------
Balance - December 31, 2007                      30,916        1,010        8,570             -         4,073        44,569

Changes during 2008:
   Additions                                        610        1,934          487             8           276         3,315
   Dispositions                                       -            -         (583)            -          (265)         (848)
   Balances relating to subsidiary
   consolidated for the first time                    -        6,142        1,696           348           358         8,544
   Effect of foreign currency exchange
   differences                                        -            -           (6)            -             -            (6)
                                               --------     --------     --------      --------      --------      --------
Balance - December 31, 2008                      31,526        9,086       10,164           356         4,442        55,574
                                               --------     --------     --------      --------      --------      --------

ACCUMULATED DEPRECIATION:
   Balance - January 1, 2007                          -            -        4,104           307         2,031         6,442
   Changes during 2007:
   Additions                                        842           64        1,048             4           371         2,329
   Dispositions                                       -            -         (105)         (311)            -          (416)
                                               --------     --------     --------      --------      --------      --------
Balance - December 31, 2007                         842           64        5,047             -         2,402         8,355

Changes during 2008:
   Additions                                      1,420          763        1,362            36           621         4,202
   Dispositions                                       -            -         (304)            -            (8)         (312)
   Balances relating to subsidiary
   consolidated for the first time                    -          830          251             2           129         1,212
   Effect of foreign currency exchange
   differences                                        -            -           10             -             -            10
                                               --------     --------     --------      --------      --------      --------
Balance - December 31, 2008                       2,262        1,657        6,366            38         3,144        13,467
                                               ========     ========     ========      ========      ========      ========
Net book value:
December 31, 2008                                29,264        7,429        3,798           318         1,298        42,107
                                               ========     ========     ========      ========      ========      ========

December 31, 2007                                30,074          946        3,523             -         1,671        36,214
                                               ========     ========     ========      ========      ========      ========

Net book value (Dollars in thousands):
December 31, 2008                                 7,697        1,954          999            84           341        11,075
                                               ========     ========     ========      ========      ========      ========

                                     F - 27

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 8 - GOODWILL

     A.   COMPOSITION

                                                                        DECEMBER 31,
                                                             ----------------------------------
                                                             2 0 0 8       2 0 0 7    2 0 0 8(*)
                                                             --------     --------     --------
                                                                      NIS             US DOLLARS
                                                             ---------------------     --------
                                                                       (IN THOUSANDS)
                                                             ----------------------------------

COST
Balance at beginning of year                                    4,884            -        1,284
Additional amounts recognised from business combinations
occurring during the year                                       3,101        4,848          815
Additional amounts recognized from acquiring additional
shares in subsidiary                                                -           36            -
                                                             --------     --------     --------
BALANCE AT END OF YEAR                                          7,985        4,884        2,099
                                                             --------     --------     --------

ACCUMULATED IMPAIRMENT LOSSES
Balance at beginning of year                                    3,089            -          812
Impairment losses recognized in the year                        1,067        3,054          280
Effect of foreign currency exchange differences                     -           35            -
                                                             --------     --------     --------
Balance at end of year                                          4,156        3,089        1,092
                                                             --------     --------     --------

CARRYING AMOUNT
At the beginning of the year                                    1,795            -          472
                                                             --------     --------     --------
At the end of the year                                          3,829        1,795        1,007
                                                             ========     ========     ========

     B.   ANNUAL TEST FOR IMPAIRMENT

          During 2008, the Group assessed the recoverability of goodwill, and determined that goodwill associated with the Group's overseas marketing of refrigerated products activity was not recoverable and was written off in the amount of NIS 1,067 thousands. There were no other impairments to any of the other cash-generating units in the year 2008.

     C.   ALLOCATION OF GOODWILL TO CASH-GENERATING UNITS

          Goodwill has been allocated for impairment testing purposes to the following cash-generating units:

          o    Export activity ( Baron that was acquired in the year 2007).

          o    Export activity (WF that was acquired in the year 2007).

          o    Salad production and marketing activity (Shamir Salads that was acquired in the year 2008).

          o    Overseas marketing of refrigerated products activity (The
               distributor that was acquired in the year 2008).

          Before recognition of impairment losses, the carrying amount of goodwill was allocated to the following cash-generating units:

                                                                        DECEMBER 31,
                                                            ----------------------------------
                                                            2 0 0 8       2 0 0 7    2 0 0 8(*)
                                                            --------     --------     --------
                                                                     NIS             US DOLLARS
                                                            ---------------------     --------
                                                                      (IN THOUSANDS)
                                                            ----------------------------------

Marketing activity of chilled and frozen products
      (Goldfrost)                                                 36           36            9

Export activity (Baron)                                        1,893        1,759          498
Export activity (WF)                                           3,089        3,089          812
Salad production and marketing activity (Shamir salads)        1,900            -          500
Overseas marketing of refrigerated products activity
      (the Distributor)                                        1,067            -          280

                                     F - 28

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 8 - GOODWILL (CONT.)

     D.   ALLOCATION OF GOODWILL TO CASH-GENERATING UNITS

          EXPORT ACTIVITY (BARON)

          The recoverable amount of this cash-generating unit was determined based on the projected cash flow forecast approach for the coming years, which is based on the activity's budget for the years
          2009-2012. The key assumptions used in calculating the usage value are:

          o    Operating profit rate - the operating profit during the years
               2009-2012 should increase by 5% per annum. This assessment is based on an increase in the turnover, while the operating
               expenses should remain essentially at the same level. During the subsequent period, and during a period of another 15 years, the operating profit should increase by 3% per annum.

          o    Changes in the working capital - the working capital at the end of each year should represent 7% of the annual operating profit.

          o    Fixed assets and depreciation - the periodic investments in fixed assets should approximate the aggregate of the depreciation costs.

          o    The period of the estimate - 20 years. The residual value at the end of that period should approximate the present value of the working capital at that time.

          o    The capitalization rate - the following risk factors were taken into account in the determination of the capitalization rate -
               the competition from local manufacturers in the United States, which benefit from the advantage of proximity to the market; the
               Jewish population in the United States, which constitutes the activity's principal customer base, grew at a very slow pace, while the ultra-orthodox Jewish population in the United States
               (to which the activity also sells) increased at a rapid pace, however, this community has its own rabbis, who do not always trust the kashrut supervision in Israel; as well as a significant dependence on the existing management. The composition of the financing was also taken into account - 65% equity and 35%
               external financing. According to these assumptions, the weighted average interest rate that was taken into account in respect of the cash flow is 17%.

          EXPORT ACTIVITY (WF)

          The recoverable amount of this cash-generating unit was determined based on the projected cash flow forecast approach for the coming years, which is based on the activity's budget for the years
          2008-2012. The key assumptions used in calculating the usage value are:

          o    Total sales - the assumption was that in 2008, the sales would increase by 25% compared with 2007, by 5% during the years 2009 -
               2012, by 3% during the subsequent five years, while regarding an additional ten-year period, a fixed cash flow was assumed at the height of the cash flow in 2017.

          o    Operating profit rate - the operating profit rate during the years 2009-2012 should be negligible (from a negative rate of
               1.1% in 2008 up to a positive rate of 1.4% in 2012). As of the year 2013, an operating profit rate of 4% was assumed. This assessment is based on an increase in the turnover, while the operating expenses should remain essentially at the same level.
               During the subsequent period, and for an additional period of 15 years, the operating profit should increase by 3% per annum.

          o    Changes in the working capital - the assumption is that the working capital should increase each year at the same rate as the rate of the increase in the turnover.

          o    Fixed assets and depreciation - the fixed assets of this activity are immaterial, and no significant investments are anticipated in the future; therefore, the assumption is that the total
               depreciation costs should be similar to the total periodic purchase costs.

                                     F - 29

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 8 - GOODWILL (CONT.)

     D.   ALLOCATION OF GOODWILL TO CASH-GENERATING UNITS (CONT.)

          EXPORT ACTIVITY (WF) (Cont.)

          o    The period of the estimate - 20 years. The residual value at the end of that period should approximate the present value of the working capital at that time.

          o    The capitalization rate - the following risk factors were taken into account in the determination of the capitalization rate -
               the Management's forecast involves significant uncertainty, including with regard to the rate of the increase in the volume of activity, and the pace of the improvement to profitability. In addition, in 2007, the activity suffered heaving losses.
               Furthermore, the sector in which it operates - trade in kosher food - is subject to stiff competition, and it is unclear whether the activity has a relevant advantage over its competitors, especially since the ultra-orthodox population, which the
               activity also targets, is counseled by its own rabbis, and this community could have its own marketing channels. In terms of the financing structure - the assumption was that the long-term financing structure of the activity should include 50%
               shareholders' equity and 50% bank loans. Accordingly, the
               weighted average interest rate that was taken into account
               (excluding the residual value) was 15%. A capitalization rate of
               7% was taken into account in relation to the residual value, considering the chance that the activity can be realized as a going concern. It should be noted that the goodwill in respect of this activity was written off in its entirety in 2007.

          SALAD PRODUCTION AND MARKETING ACTIVITY (SHAMIR SALADS)

          The recoverable amount of this cash-generating unit was determined based on the projected cash flow forecast approach for the coming years, which is based on the activity's budget for the year 2009. The key assumptions used in calculating the usage value are:

          o    The sales turnover - the sales turnover was calculated based on the activity's budgeted sales turnover for 2009, with an annual increment at the rate of 2.5% during the years 2010-2011, which represents mainly the expected increase in the population during this period, and 3.5% as of the year 2012 and the subsequent years, according to the anticipated long-term rise in the
               standard of living.

          o    Operating profit rate - the operating profit rate was calculated based on the operating profit rate budgeted for 2009, which is likely to increase concurrent with the increase in the turnover, mainly due to the significant proportion of fixed expenses out of the total operating expenses. Nonetheless, the competition in the sector could lead to a slow improvement in the operating profit.

          o    Changes in the working capital - the assumption is that the working capital should increase during the coming years at the same rate as the rate of the increase in the turnover.

          o    Fixed assets and depreciation - this activity has material fixed assets, the majority being comprised of machinery, equipment and vehicles. The assumption is that in the coming years the need for significant investments in fixed assets should diminish. The assumptions adopted in relation thereto are that the sums of the investments in fixed assets will be NIS 1,200 thousand during the years 2009 and 2010, while in subsequent years, the total
               investment should increase by some 3% per annum. The balance of the activity's fixed assets as on December 31, 2008 shall be amortized at equal annual sums over the next seven years. The average depreciation in respect of purchases subsequent to
               January 1, 2009 should be at the rate of 12.5% per annum.

          o    The period of the estimate - 20 years. The residual value at the end of that period should approximate the present value of the working capital at that time.

                                     F - 30

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 8 - GOODWILL (CONT.)

     D.   ALLOCATION OF GOODWILL TO CASH-GENERATING UNITS (CONT.)

          SALAD PRODUCTION AND MARKETING ACTIVITY (SHAMIR SALADS) (CONT.)

          o    The capitalization rate - the following risk factors were taken into account in the determination of the capitalization rate -
               the competition in the sector, which is liable to have an impact on the profitability; the significant deficit in the Company's working capital; and its problematic liquidity situation. The composition of the financing was also taken into account - as of
               December 31, 2008, 75% of the Company's financing is from bank credit. The assessment is that financing will not continue at this ratio in the long term, so that, the financing from bank credit in the long-term should be 50% of the activity's total financial means. According to these assumptions, the weighted average interest rate taken into account in respect of the cash flow, including the residual value, is 14%.

          OVERSEAS MARKETING OF REFRIGERATED PRODUCTS ACTIVITY

          The recoverable amount of this cash-generating unit was determined based on the projected cash flow forecast approach for the coming years, which is based on the activity's budget for the year 2009. The key assumptions used in calculating the usage value are:

          o    The sales turnover - the sales turnover was calculated based on the activity's budgeted sales turnover for 2009, with an annual increment at the rate of 3%, which represents mainly the expected increase in the population that generates the demand for the activity's products.

          o    Operating profit rate - the operating profit rate was calculated based on the operating profit rate budgeted for 2009, which is likely to increase concurrent with the increase in the turnover, mainly due to the significant proportion of fixed expenses out of the total operating expenses. Nonetheless, the competition in the sector could lead to a slow improvement in the operating profit.

          o    Fixed assets and depreciation - the fixed assets of this activity are immaterial, and no significant investments are anticipated in the future; therefore, the assumption is that the total annual investments in fixed assets will be similar to the total annual depreciation expenses.

          o    The period of the estimate - 20 years. The residual value at the end of that period should approximate the present value of the working capital at that time.

          o    The capitalization rate - the following risk factors were taken into account in the determination of the capitalization rate -
               the competition in the sector, which is liable to have an impact on the profitability; the operating results during the report year, which indicates poor profitability. The composition of the financing was also taken into account, and it was decided that in the long-term the basic financing structure of the activity should be 60% shareholders' capital and 40% external credit.
               According to these assumptions, the weighted average interest rate that was taken into account in respect of the cash flow
               (excluding the residual value) is 17.5%. The capitalization rate of 12% was taken into account in relation to the residual value.

                                     F - 31

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 9 - INTANGIBLE ASSETS

     A.   COMPOSITION:

                                                         DECEMBER 31,
                                              ----------------------------------
                                               2 0 0 8      2 0 0 7    2 0 0 8(*)
                                              --------     --------     --------
                                                       NIS             US DOLLARS
                                              ---------------------     --------
                                                        (IN THOUSANDS)
                                              ----------------------------------

COST
Suppliers relationship                             120          120           32
Customers relationship                           1,404           40          369
Brand name                                       3,570            -          938
technological know-how                             439            -          115
                                              --------     --------     --------
                                                 5,533          160        1,454
                                              --------     --------     --------

ACCUMULATED AMORTIZATION AND IMPAIRMENT
Suppliers relationship                              34           17            9
Customers relationship                             131           40           34
Brand name                                         143            -           38
technological know-how                              44            -           11
                                              --------     --------     --------
                                                   352           57           92
                                              --------     --------     --------

AMORTIZED COST                                   5,181          103        1,362
                                              ========     ========     ========

     B.   AMORTIZATION RATES - see note 2J.

NOTE 10 - DETAILS OF CURRENT LIABILITIES

     A.   TRADE PAYABLES

                                                         DECEMBER 31,
                                              ----------------------------------
                                               2 0 0 8      2 0 0 7    2 0 0 8(*)
                                              --------     --------     --------
                                                       NIS             US DOLLARS
                                              ---------------------     --------
                                                        (IN THOUSANDS)
                                              ----------------------------------

Open accounts                                   39,206       30,539       10,312
Accrued expenses                                   832          369          219
Checks payables                                 13,690        3,422        3,601
                                              --------     --------     --------
                                                53,728       34,330       14,132
                                              ========     ========     ========

     (*)  Average days of credit for trade payables are 62 days.

     B.   OTHER PAYABLES AND ACCRUED EXPENSES

                                                         DECEMBER 31,
                                              ----------------------------------
                                               2 0 0 8      2 0 0 7    2 0 0 8(*)
                                              --------     --------     --------
                                                       NIS             US DOLLARS
                                              ---------------------     --------
                                                        (IN THOUSANDS)
                                              ----------------------------------

Derivatives at fair value                            -          166            -
Government authorities                             297            -           78
Customer advances                                  169          188           45
Deferred income                                    346            -           91
Related parties                                  1,690        3,945          445
Accrued expenses                                 1,958          292          515
Other                                              511          401          134
                                              --------     --------     --------
                                                 4,971        4,992        1,308
                                              ========     ========     ========

                                     F - 32

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 10 - DETAILS OF CURRENT LIABILITIES (CONT.)

     C.   CURRENT LIABILITIES - BREAKDOWN BASED ON LINKAGE CONDITIONS:

                                                         DECEMBER 31,
                                              ----------------------------------
                                               2 0 0 8      2 0 0 7    2 0 0 8(*)
                                              --------     --------     --------
                                                       NIS             US DOLLARS
                                              ---------------------     --------
                                                        (IN THOUSANDS)
                                              ----------------------------------

Monetary commitments:
CPI linked                                         456            -          120
Linked or denominated in foreign currency       36,652       28,651        9,640
Not linked                                      48,429       18,770       12,738
                                              --------     --------     --------
                                                85,537       47,421       22,498
                                              ========     ========     ========

Non-monetary commitments:                          515          188          136
                                              ========     ========     ========

                                                86,052       47,609       22,634
                                              ========     ========     ========

NOTE 11 - BANK LOANS AND OTHER CREDIT PROVIDERS

     A.   Loans and other credits Comprised as follows:

                                                            LIABILITIES
                                         --------------------------------------------------
                     INTEREST RATE              CURRENT                   NON-CURRENT                    TOTAL
                    ---------------      ----------------------      ----------------------      ----------------------
                AS OF DECEMBER 31, 2008     AS OF DECEMBER 31,          AS OF DECEMBER 31,          AS OF DECEMBER 31,
                    ---------------      ----------------------      ----------------------      ----------------------
                         ANNUAL           2 0 0 8      2 0 0 7       2 0 0 8        2 0 0 7       2 0 0 8       2 0 0 7
                    ---------------      --------      --------      --------      --------      --------      --------
                           %                 NIS IN THOUSAND             NIS IN THOUSAND            NIS IN THOUSAND
                    ---------------      ----------------------      ----------------------      ----------------------

Banks:
Overdraft           P+1-P+6.65              5,837             -             -             -         5,837             -
Loans:
CPI linked          5.91                      456             -             -             -           456             -
In U.S dollars      L+1                     3,296         5,978             -             -         3,296         5,978
Not linked          P+1-6.95                7,657             -             -             -         7,657             -

Others:
CPI linked          3.75-9.81                 316             -           267             -           583             -
                                         --------      --------      --------      --------      --------      --------

                                           17,562         5,978           267             -        17,829         5,978
                                         ========      ========      ========      ========      ========      ========

     B.   DUE DATES AS OF DECEMBER 31, 2008

                                               THOUSAND NIS
                                                  -----

          First year - Current portion            2,324
                                                  -----

          Second year                               267
                                                  -----
          Total                                   2,591
                                                  =====

                                     F - 33

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 12 - LIABILITIES UNDER FINANCE LEASE ARRANGEMENTS

     A.   CAPITAL LEASES:

          (1)  GENERAL

               The Company's subsidiary entered into several finance leasing arrangements of cars for time periods varies between 3 - 3.33 years with a purchase possibility for a total amount of NIS 81 in thousand. The group's commitment for lease payments is assured by the legal ownership of the lessor.

          (2)  CAPITAL LEASE ASSETS:

               NET BOOK VALUE OF THE COMPANY'S CAPITAL LEASE ASSETS:

                                                     DECEMBER 31,
                                         ----------------------------------
                                         2 0 0 8       2 0 0 7     2 0 0 8(*)
                                         --------     --------     --------
                                                  NIS             US DOLLARS
                                         ---------------------     --------
                                                   (IN THOUSANDS)
                                         ----------------------------------

Vehicles                                      734            -          193
                                         --------     --------     --------
                                              734            -          193
                                         ========     ========     ========

NOTE 13 - EMPLOYEE BENEFITS

     A.   COMPOSITION

                                                     DECEMBER 31,
                                         ----------------------------------
                                         2 0 0 8       2 0 0 7     2 0 0 8(*)
                                         --------     --------     --------
                                                  NIS             US DOLLARS
                                         ---------------------     --------
                                                   (IN THOUSANDS)
                                         ----------------------------------

POST EMPLOYMENT BENEFITS:
Benefits to retirees                          994          163          261
                                         ========     ========     ========

SHORT TERM EMPLOYEE BENEFITS:
Accrued payroll and related expenses        1,989        1,160          523
Liability for vacation pay                    555          248          146
                                         --------     --------     --------
                                            2,544        1,408          669
                                         ========     ========     ========

                                     F - 34

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 13 - EMPLOYEE BENEFITS (CONT.)

     B.   DEFINED BENEFIT PLANS

          The principal assumptions used for the purposes of the actuarial valuations were as follows:

                                              VALUATION AT
                                       --------------------------
                                         2 0 0 8         2 0 0 7
                                       ----------      ----------

Discount rate                           4.2%-4.7%            5.8%
Expected return on the plan assets     1.75%-4.7%       2.6%-5.8%
Rate of increase in compensation               4%              4%
Expected rate of termination:
0-1 years                                 35%-60%             30%
1-2 years                                     30%             20%
2-3 years                                     20%             15%
3-4 years                                 10%-15%              5%
4-5 years                                     10%              5%
5 years and more                             7.5%              5%

          Amounts recognized in profit or loss in respect of these defined benefit plans are as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                      ------------------------------------
                                                      2 0 0 8       2 0 0 7       2 0 0 8(*)
                                                      --------      --------      --------
                                                               NIS               US DOLLARS
                                                      ----------------------      --------
                                                                 (IN THOUSANDS)
                                                      ------------------------------------

Current service cost                                       961           502           252
Interest cost                                              126            85            33
Expected return on the plan assets                        (111)          (76)          (29)
Employer contribution                                     (841)         (446)         (221)
Interest losses on severance payment allocated to
remuneration benefits                                       25             -             7
Actuarial losses (gains) recognized in the year            478           (80)          126
Benefit paid during the year                               (93)         (107)          (25)
                                                      --------      --------      --------
                                                           545          (122)          143
                                                      ========      ========      ========

          The expense included in the P&L is as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                      ------------------------------------
                                                      2 0 0 8       2 0 0 7       2 0 0 8(*)
                                                      --------      --------      --------
                                                               NIS               US DOLLARS
                                                      ----------------------      --------
                                                                 (IN THOUSANDS)
                                                      ------------------------------------

Cost of sales                                              155             -            41
Selling expenses                                           224           (60)           59
General and administrative expenses                        166           (62)           43
                                                      --------      --------      --------
                                                           545          (122)          143
                                                      ========      ========      ========

                                     F - 35

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 13 - EMPLOYEE BENEFITS (CONT.)

     B.   DEFINED BENEFIT PLANS (CONT.)

          Movements in the present value of the defined benefit obligation in the current period were as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                      ------------------------------------
                                                      2 0 0 8       2 0 0 7       2 0 0 8(*)
                                                      --------      --------      --------
                                                               NIS               US DOLLARS
                                                      ----------------------      --------
                                                                 (IN THOUSANDS)
                                                      ------------------------------------

Opening defined benefit obligation                       1,521         1,002           400
Current service cost                                       961           502           252
Interest cost                                              126            85            33
Actuarial gains (losses)                                  (138)          175           (36)
Benefits paid                                             (268)         (243)          (71)
Change relating to subsidiary consolidated
for the first time                                         604             -           159
                                                      --------      --------      --------
Closing defined benefit obligation                       2,806         1,521           737
                                                      ========      ========      ========

          Movements in the fair value of the defined benefit assets in the current period were as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                      ------------------------------------
                                                      2 0 0 8       2 0 0 7       2 0 0 8(*)
                                                      --------      --------      --------
                                                               NIS               US DOLLARS
                                                      ----------------------      --------
                                                                 (IN THOUSANDS)
                                                      ------------------------------------

Opening defined benefit assets                           1,358           717           357
Expected return on the plan assets                         111            76            29
Actuarial gains (losses)                                  (616)          255          (162)
Employer contribution                                      841           446           221
Benefits paid                                             (175)         (136)          (46)
Acquisition of subsidiary consolidated for
the first time                                             318             -            84
Interest losses on severance payment allocated to
remuneration benefits                                      (25)            -            (7)
                                                      --------      --------      --------
Closing defined benefit assets                           1,812         1,358           476
                                                      ========      ========      ========

                                     F - 36

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 14 - INCOME TAXES

     A.   COMPOSITION

                                                             YEAR ENDED DECEMBER 31,
                                                      ------------------------------------
                                                      2 0 0 8       2 0 0 7       2 0 0 8(*)
                                                      --------      --------      --------
                                                               NIS               US DOLLARS
                                                      ----------------------      --------
                                                                 (IN THOUSANDS)
                                                      ------------------------------------

Current taxes                                            1,959         3,422           515
Taxes in respect of prior years                              -          (338)            -
Deferred taxes (D. below)                                 (505)         (433)         (133)
                                                      --------      --------      --------
                                                         1,454         2,651           382
                                                      ========      ========      ========

     B.   RECONCILIATION OF THE STATUTORY TAX RATE TO THE EFFECTIVE TAX RATE

                                                             YEAR ENDED DECEMBER 31,
                                                      ------------------------------------
                                                      2 0 0 8       2 0 0 7       2 0 0 8(*)
                                                      --------      --------      --------
                                                               NIS               US DOLLARS
                                                      ----------------------      --------
                                                                 (IN THOUSANDS)
                                                      ------------------------------------

Income before income taxes                               1,721          7,290            453
                                                      ========       ========       ========

Statutory tax rate                                          27%            29%            27%
Tax computed by statutory tax
rate                                                       465          2,114            122

TAX INCREMENTS (SAVINGS) DUE TO:
Non-deductible expenses                                  1,180            130            310
Deferred tax in respect of losses for which
valuation allowance was provided                         1,110          2,364            292
Tax exempt income                                         (367)          (182)           (96)
Permanent differences                                      329              -             87
Temporary differences for which deferred taxes
were not provided                                       (1,295)             -           (341)
Effect of decrease in tax rate on deferred
taxes assets                                                 5            (13)             1
Differences in the definition of capital and
non-monetary items for tax purposes and financial
reporting purposes                                         (22)        (1,227)            (6)
Previous year taxes                                          -           (338)             -
Other                                                       49           (197)            13
                                                      --------       --------       --------
                                                         1,454          2,651            382
                                                      ========       ========       ========

                                     F - 37

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 14 - INCOME TAXES (CONT.)

     C.   DEFERRED TAXES

                                                             YEAR ENDED DECEMBER 31,
                                                      ------------------------------------
                                                      2 0 0 8       2 0 0 7       2 0 0 8(*)
                                                      --------      --------      --------
                                                               NIS               US DOLLARS
                                                      ----------------------      --------
                                                                 (IN THOUSANDS)
                                                      ------------------------------------

Balance as of beginning of year                            238          (195)           62
Charged to the consolidated income statements              510           420           134
Tax rate changes                                            (5)           13            (1)
Change relating to subsidiary consolidated
for the first time                                         (74)            -           (19)
                                                      --------      --------      --------
Balance as of end of year                                  669           238           176
                                                      ========      ========      ========

DEFERRED TAXES ARISE FROM THE FOLLOWING:
Allowance for doubtful accounts                            294           104            77
Employees benefits                                         391           190           103
Carry forward tax losses                                   747             -           196
Depreciable fixed assets                                  (893)            -          (234)
Unrealized profits                                           -            32             -
Financial assets carried at fair value
through profit or loss                                     130           (88)           34
                                                      --------      --------      --------
                                                           669           238           176
                                                      ========      ========      ========

          For 2008 - Deferred taxes were computed at rates between 26%-25%, primarily - 26%.

     D.   REDUCTION OF CORPORATE TAX RATES

          In July 2005, the Israeli Knesset passed the Law for Amending the
          Income Tax Ordinance (No. 147), 2005, according to which commencing in
          2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established..

     E.   The Company and its subsidiaries were not assessed for Income Taxes.
          According to section 145 of the Tax Ordinance assessments for the years 2001 and backward are considered final.

     F.   On February 26, 2008, the Knesset ratified the third reading of the
          Income Tax Law ("Inflation Adjustments") (Amendment 20) (Limitation of
          Term of Validity) - 2008 (hereinafter: "The Amendment"), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention is to prevent distortions in tax calculations.

          According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered a real-term basis for measurement. Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

                                     F - 38

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES

     1.   Commitments

          a.   The Company has agreed to pay the large supermarket retail chains in the organized market and to cretin of the customers in the private sector incentives calculated as a fixed percentage of the annual sales to such customer or incentives based on the increase in volume of sales to such customers in excess of a certain agreed amount with respect to the year 2008. The extent of such incentives varies between 0.5%-8.5% of the annual sales turnover of each relevant customer (depending on the agreement with each customer) and are usually awarded as part of a written annual framework agreement.

          b.   As of June 1, 1998, the Company entered into certain management services agreements with certain companies controlled by each of
               Messrs. Joseph and Zwi Williger, respectively (collectively, the
               "Williger Management Companies"), pursuant to which Messrs.
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

               Each of the Management Services Agreements provided for monthly services fees equal to $24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company's consolidated pre-tax annual profits, if such profits are equal to or less than NIS 3.0 million (approximately USD 0.8 million), or at a rate of 5% if such profits exceed such level.

               On May 4, 2005 the Company's Audit Committee and Board of
               Directors decided to amend the terms of the abovementioned agreements, mainly extending the management services period for an unlimited period, with an option to terminate them by the
               Company's advance notice of 18 months and the Management
               Companies' advance notice of 180 days. The General Meeting of the
               Company's shareholders ratified these amendments on July 20,
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

               (1)  The current monthly services fees according to the
                    Management Services Agreements will cease to be linked to
                    the US Dollar and will be translated to NIS 102,900
                    (excluding VAT) linked to changes in the Israeli consumer
                    price index.

               (2)  The terms of the Management Services Agreements are to be extended indefinitely, subject to clause (3) below; provided however that in the event the Williger Management Company
                    provides the management services to the Company without the presence of Messrs. Zwi Williger or Joseph Williger, as the case may be, and/or in the case of the death and/or
                    permanent disability of Messrs. Zwi Williger or Joseph
                    Williger, the Company will be entitled to terminate the
                    Management Services Agreement immediately.

                                     F - 39

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     1.   Commitments

          b.   Cont.

               (3)  Each of the parties to the Management Services Agreements may terminate the agreement at any time, and for any reason, by prior written notice which will be delivered to the other party as follows:

                    The Company may terminate the agreement at any time, and for any reason, by prior written notice of at least 36 months.

                    The Williger Management Company may terminate the agreement at any time, by prior written notice of at least 180 days.

               (4)  If a Williger Management Company is to terminate the
                    Management Services Agreement, the Williger Management
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

          c.   On April 1, 1997, the Company entered into an agreement to provide the Parent Company administrative services pursuant to which the Company may provide office facilities leased by the parent company for a monthly fee of NIS 5,480 (USD 1,441) to be adjusted annually for changes in the Israeli CPI.

          d.   The Company does not generally enter into written agency or other agreements with its suppliers. However, the Company has written agreements with sixteen foreign suppliers that confirm the exclusive appointment of the Company as the sole agent and/or distributor of such suppliers either with respect to a specific product or with respect to a line of products, within the State of Israel.

          e.   Shamir Salads signed distribution agreements with 25
               distributors, that distributes Shamir Salads products all over
               Israel for a commission that range between 6% to 16% of the distributor sales, depending of the customer. Shamir Salads has no commitment to any of those distributors for ongoing
               relationship.

          f.   Shamir Salads leases two joined buildings for its operation
               (factory, logistics and head office) - the first is 2,512 squared meters, the monthly rent is NIS 40,432 (linked to the CPI from
               December 2005) and the lease ends on January 2012. The second is
               2,192 squared meters, the monthly rent is NIS 41,141 (linked to the CPI from December 2005) and the lease ends on January 2012.

                                     F - 40

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     2.   Contingent liabilities

          1.   On November 24, 2003 the Israeli custom issued the Company and
               Gold Frost a notice for total payment of NIS 381 thousand
               claiming that the tariff on a certain product imported by the
               Company was wrong. The Company and Gold Frost didn't agree to the notice and on November 25, 2004 they filed a lawsuit against the state of Israel to have the notice be declared void. The
               summaries from both sides have been submitted and the Company is waiting for the verdict of the court. A reserve of NIS 308 thousand is included in the Company's 2008 financial statements.

          2.   A lawsuit was filed in December 2001 against 29
               importers/producers of food products, including the Company, for an amount totalling NIS 500 million. Concurrently, the plaintiffs filed a request for an exemption from the court fee. Following the court's rejection of the plaintiffs' request for the noted
               fee exemption and their failure to pay such fee, the court dismissed the case. In January 2004 the abovementioned plaintiffs filed a new lawsuit against the 29 noted importers/producers for
               NIS 1 billion. Again, a request was made concurrently for an exemption from the court fee. This request was rejected by the registrar of the court, and the action was dismissed without prejudice in November 2006.

               The plaintiffs then filed an appeal with the District court of the registrar's November 2006 decision. This request was rejected by the registrar of the District court. The plaintiffs then filed an appeal with the Supreme Court, and requested an exemption from the court fee for the appeal and from the requisite security deposit. The next hearing in this appeal is scheduled for June
               15, 2009.

               Although the proceedings are still at a preliminary stage, the
               Company's management and legal counsel believe that the
               plaintiffs' likelihood of success in the proceedings is low.

          3.   In or about October, 2005, Vitarroz Corp. commenced an action in the Superior Court of the State of New Jersey, against Willi USA
               Holdings, Inc. (a subsidiary of the Company), the Company and Zwi
               Williger (collectively, the "Defendants") due to a dispute concerning a press release announcing the termination of the proposed acquisition of the Vitarroz business by the Company On
               September 2005, the Company removed the matter from the Superior
               Court of New Jersey to the United States District Court for the
               District of New Jersey. The complaint was subsequently amended and, as amended, alleged, inter alia, breach of contract,
               defamation, breach of covenants of good faith and fair dealing, fraudulent inducement and tortious interference with contractual relations and prospective economic advantage. Defendants did not respond to the complaint as an agreement was reached to arbitrate all disputes between the parties and certain third parties. Not only did the parties agree to submit the claims which are the subject of the amended complaint to binding arbitration but they agreed to submit to arbitration (i) claims that defendants have against plaintiff and related third parties, and (ii) claims which the Company asserted against Vitarroz in an action that was then pending in Israel regarding the alleged breach of an
               agreement executed by the Company and Vitarroz, pursuant to which
               Vitarroz was to supply food products to the Company. Although there was no discovery taken in the then pending Court matters,
               Vitarroz claimed in correspondence to the District Court that it sustained, inter alia, damage: to its financial reputation; that suppliers refused to extend favorable credit and delivery terms;
               that there were lost profits of approximately USD 500,000; and
               that its sale to IDT realized a sales price of approximately USD
               3 million less than what was expected; and that there are
               additional damages resulting from defendants' actions which are claimed to exceed USD 3.5 million.. During the course of
               discovery, Vitarrozz submitted the reports of its financial expert claiming damages in excess of USD 6.6 million. The Company has submitted the report of its financial expert claiming damages in excess of $10 million. The attributing hearings were in May
               2008 and the on August 25 2008, the arbitration panel has granted an award against the Company in the amount of approximately USD
               0.6 million). Among other things, the panel found that the press release issued by the Company announcing the termination of the proposed acquisition of the Vitarroz business by the Company constituted a breach of contract and violation of the covenant of good faith and fair dealing. In addition, the panel rejected the
               Company's counterclaims. On October 13, 2008 the Company filed a motion to the Superior Court of the State of New Jersey New to
               vacate the award. A reserve on the full award is included in the
               Company's 2008 financial statements.

                                     F - 41

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     2.   Contingent liabilities

          4.   On February 21, 2007, a lawsuit was filed against Gold Frost by
               Cukierman & Co. Investment House Ltd. in the Tel Aviv-Jaffa
               Magistrates Court in the amount of NIS 273,852, claiming non payment of fees for professional services rendered. A statement of defense was filed. Given the early stage of these proceedings, the Company is unable at this point to assess the risks involved.

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

               At the end of November 2007, the Company filed a statement of defense, which included a counterclaim against Thurgeman and its executive, Dotan Thurgeman, which contained among other things, a claim of defamation, a claim for damages caused by the delay in delivery of the completed Project, and damages caused by
               Thurgeman's poor and careless work on the Project. The sum of the damages claimed by the Company in the counterclaim was NIS 5 million. In February 2008, Thurgeman filed a response to the counter claim. The parties started performing the preliminary proceedings.

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

               On November 4, 2007, Filiz filed an appeal of the registrar's decision and requested an extension for filing its defense to the complaint pending a decision on the appeal. The appeal was denied and the service of process was accepted by the court.

               Notwithstanding the fact that the proceedings are still at a preliminary stage, the Company's legal counsel believes that the complaint is based on sound legal arguments, and that there is a reasonable possibility that a not insignificant portion of the arguments will be sustained by the court.

                                     F - 42

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     2.   Contingent liabilities

          7.   On July 7, 2008, WF filed a lawsuit in the Supreme Court of the
               State of New York, Country of New York, against Laish Israeli
               Food Ltd., Laish Dairy Ltd., 860 Nostrand Associates Llc., Arie
               Steiner, Eli Biran (WF's former CEO) and others. The plaintiffs assert claims, inter alia, of fraud, conversion and breach of contract against the seller and former principal of Laish Israeli
               Food and related parties. Certain defendants have filed motions to dismiss the claim. On August 27, 2008, 860 Nostrand Associates
               Llc. Filed a lawsuit against the Company claiming that the defendant is liable to it as a guarantor of a certain lease that was supposedly signed by WF. Damages are being sought. These matters are in the early stage of discovery.

          8.   On September 22, 2008, a lawsuit was filed against the Company,
               WF and one of the Company's officers by several Israeli's WF's vendors in the Tel Aviv-Jaffa Magistrates Court in the amount of
               NIS 1,349,899, claiming non payment of WF for food products that they allegedly supplied to WF. A statement of defense was filed.
               Even at the early stage of these proceedings, the Company's management and legal counsel believe that the lawsuit against
               Company and the Company's officer are without merit, and they intend to vigorously defend against such claims.

          9.   On November 2008, a purported class action lawsuit had been filed by an individual against Shamir Salads. The complaint, which has not been recognized as a class action, alleges that Shamir Salads misled its customers by writing on certain of its products that such products were "home production" while those products were manufactured in Shamir Salad's industrial factory. The complaint alleges damages of approximately NIS 7.45 million. Shamir Salads believes that the complaint is without merit and intends to vigorously defend against the litigation.

NOTE 16 - RECLASSIFICATION

     The Group reclassified the sum of NIS 1,854 thousand (USD 488 thousand)
     from the "Other receivables" item to the "Inventory" item. This reclassification derives from an adjustment of the comparative figures to the manner by which certain transactions are presented in the Group's financial statements as on December 31, 2008.

     The Group reclassified the sum of NIS 369 thousand (USD 97 thousand) from the "Other payables and accrued expenses" item to the "Trade payables"
     item. This reclassification derives from an adjustment of the comparative figures to the manner by which certain transactions are presented in the
     Group's financial statements as on December 31, 2008.

     The Group reclassified the sum of NIS 238 thousand (USD 63 thousand) from the "Other payables and accrued expenses" item and the sum of NIS 70 thousand (USD 18 thousand) from the "Trade receivables" item to the
     "Accruals" item. This reclassification derives from an adjustment of the comparative figures to the manner by which certain transactions are presented in the Group's financial statements as on December 31, 2008.

     The Group reclassified the sum of NIS 1,408 thousand (USD 370 thousand)
     from the "Other payables and accrued expenses" item to the "Employees benefits" item. This reclassification derives from an adjustment of the comparative figures to the manner by which certain transactions are presented in the Group's financial statements as on December 31, 2008.

     The Group reclassified the sum of NIS 593 thousand (USD 156 thousand) from the "Other payables and accrued expenses" item to the "Current tax liabilities" item. This reclassification derives from an adjustment of the comparative figures to the manner by which certain transactions are presented in the Group's financial statements as on December 31, 2008.

                                     F - 43

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 16 - RECLASSIFICATION (CONT.)

                                                                 AS REPORTED
                                     AS PREVIOUSLY                IN CURRENT
                                        REPORTED   MODIFICATION   STATEMENTS
                                        --------     --------      --------

AS OF DECEMBER 31, 2007

Trade receivables                         63,728           70        63,798
Other receivables                          4,374       (1,854)        2,520
Inventory                                 29,166        1,854        31,020
Trade payables                            33,961          369        34,330
Other payables and accrued expenses        7,600       (2,608)        4,992
Accruals                                       -          308           308
Employees benefits                             -        1,408         1,408
Current tax liabilities                        -          593           593

NOTE 17 - SHAREHOLDERS' EQUITY

     COMPOSITION:

                                  ORDINARY SHARES
                             OF NIS 0.1 PAR VALUE EACH
                             -------------------------
                                     DECEMBER 31
                             -------------------------
                               2 0 0 8        2 0 0 7
                             ----------     ----------

Authorized share capital     50,000,000     50,000,000
Issued and outstanding       10,267,893     10,267,893

NOTE 18 - OPTIONS PLANS

     On January 2005 the Parent Company's audit committee and Board of Directors adopted a Stock Incentive Plan. The Parent Company was authorized to grant up to 138,000 options to 9 of the Group's employees (93,000 of the options to the Company's employees). The issuance of the options was ratified by the Parent Company's Board of Directors and the audit committee on February
     27, 2005.

     The options granted vest in three equal annual installments commencing
     January 2006 and will expire in 2.5, 3.5 and 4.5 years, respectively. The purchase price per share payable upon exercise of an option is NIS 14 (USD
     3.7) per share, linked to the changes in the Consumer Price Index, and subject to adjustments.

                                     F - 44

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 18 - OPTIONS PLANS (CONT.)

     A summary of the status of the Company's stock option plans as of December
     31, 2008, 2007 and changes during the years then ended, is presented below:

                                                        NUMBER OF OPTIONS
                                         -----------------------------------------------
                                                      YEAR ENDED DECEMBER 31
                                         -----------------------------------------------
                                                 2 0 0 8                  2 0 0 7
                                         ---------------------     ---------------------
                                                      WEIGHTED                 WEIGHTED
                                                      AVERAGE                   AVERAGE
                                         NUMBER OF    EXERCISE    NUMBER OF     EXERCISE
                                         OPTIONS        PRICE      OPTIONS       PRICE
                                         --------     --------     --------     --------
                                                       (NIS)                     (NIS)
                                                      --------                  --------

Balance at the beginning of the year       27,000        13.43       42,000        13.55
Exercised                                       -                    11,000        13.10
Forfeited                                   8,000                     4,000
                                         --------     --------     --------
Balance at the end of the year             19,000        14.04       27,000        13.43
                                         ========     ========     ========

Options exercisable at the year end        19,000                     8,000
                                         ========     ========     ========

NOTE 19 - SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

     A.   REVENUES

                                                            YEAR ENDED DECEMBER 31,
                                                      ----------------------------------
                                                      2 0 0 8       2 0 0 7     2 0 0 8(*)
                                                      --------     --------     --------
                                                               NIS             US DOLLARS
                                                      ---------------------     --------
                                                                (IN THOUSANDS)
                                                      ----------------------------------

Sale of products manufactured by the group              70,248            -       18,477
Sale of other products                                 278,784      249,693       73,325
Income from services provided                               52            -           14
Commissions                                                143            -           37
                                                      --------     --------     --------
                                                       349,227      249,693       91,853
                                                      ========     ========     ========

     B.   COST OF SALES

                                                             YEAR ENDED DECEMBER 31,
                                                      ------------------------------------
                                                      2 0 0 8       2 0 0 7       2 0 0 8(*)
                                                      --------      --------      --------
                                                               NIS               US DOLLARS
                                                      ----------------------      --------
                                                                 (IN THOUSANDS)
                                                      ------------------------------------

Purchases                                              247,418       190,779        65,076
Materials consumed                                       9,123             -         2,400
Salaries and related expenses                            5,673             -         1,492
Loss on firmly committed orders                          3,500             -           921
Transportation                                           2,364         2,866           622
Depreciation and amortization                            2,587         1,020           680
Maintenance and rent                                     8,408         4,066         2,211
Other manufacturing costs
and expenses                                             2,169         2,273           570
                                                      --------      --------      --------
                                                       281,242       201,004        73,972
Change in raw materials                                   (986)            -          (259)
Change in finished goods and in
goods in process,                                        1,395        (2,043)          367
                                                      --------      --------      --------
                                                       281,651       198,961        74,080
                                                      ========      ========      ========

                                     F - 45

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 19 - SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (CONT.)

     C.   SELLING EXPENSES

                                                            YEAR ENDED DECEMBER 31,
                                                      ----------------------------------
                                                      2 0 0 8       2 0 0 7     2 0 0 8(*)
                                                      --------     --------     --------
                                                               NIS             US DOLLARS
                                                      ---------------------     --------
                                                                (IN THOUSANDS)
                                                      ----------------------------------

Salaries and related expenses                           14,106       12,432        3,710
Sales commissions                                        4,648            -        1,223
Maintenance and rent                                     3,871        3,920        1,018
Vehicles                                                 5,168        3,711        1,359
Advertising and promotion                                2,666        1,983          701
Depreciation and amortization                            1,544          812          406
Others                                                   1,756        1,405          462
                                                      --------     --------     --------
                                                        33,759       24,263        8,879
                                                      ========     ========     ========

     D.   GENERAL AND ADMINISTRATIVE EXPENSES

                                                            YEAR ENDED DECEMBER 31,
                                                      ----------------------------------
                                                      2 0 0 8       2 0 0 7     2 0 0 8(*)
                                                      --------     --------     --------
                                                               NIS             US DOLLARS
                                                      ---------------------     --------
                                                                (IN THOUSANDS)
                                                      ----------------------------------

Salaries and related expenses                           10,769        8,001        2,832
Office maintenance                                       1,812        2,604          477
Professional fees                                        4,059        3,261        1,068
Vehicles                                                   618          442          163
Depreciation and amortization                              976          688          257
Bad and doubtful debts                                   3,161        2,303          831
Communication                                              385          380          101
Other                                                    1,347        1,190          354
                                                      --------     --------     --------
                                                        23,127       18,869        6,083
                                                      ========     ========     ========

     E.   EMPLOYEES BENEFIT COSTS

                                                            YEAR ENDED DECEMBER 31,
                                                      -----------------------------------
                                                      2 0 0 8       2 0 0 7      2 0 0 8(*)
                                                      --------      --------     --------
                                                               NIS              US DOLLARS
                                                      ----------------------     --------
                                                                 (IN THOUSANDS)
                                                      -----------------------------------

Payroll                                                 30,003       20,555         7,891
Employee Benefit Plan expenses                             545         (122)          143
                                                      --------     --------      --------
                                                        30,548       20,433         8,034
                                                      ========     ========      ========

     F.   DEPRECIATION AND AMORTIZATION

                                                            YEAR ENDED DECEMBER 31,
                                                      ----------------------------------
                                                      2 0 0 8       2 0 0 7     2 0 0 8(*)
                                                      --------     --------     --------
                                                               NIS             US DOLLARS
                                                      ---------------------     --------
                                                                (IN THOUSANDS)
                                                      ----------------------------------

Depreciation of fixed assets                             4,202        2,329        1,105
Amortization of Intangible assets                          295           57           78
Amortization of prepaid rental expenses                    610          134          160
Impairment of Goodwill                                   1,067        3,054          280
                                                      --------     --------     --------
                                                         6,174        5,574        1,623
                                                      ========     ========     ========

                                     F - 46

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 20 - OTHER INCOME AND EXPENSES

     A.   OTHER INCOME

                                                            YEAR ENDED DECEMBER 31,
                                                      ----------------------------------
                                                      2 0 0 8       2 0 0 7     2 0 0 8(*)
                                                      --------     --------     --------
                                                               NIS             US DOLLARS
                                                      ---------------------     --------
                                                                (IN THOUSANDS)
                                                      ----------------------------------

Capital gain on fixed assets realization                    85           16           22
Other                                                       50          454           13
                                                      --------     --------     --------
                                                           135          470           35
                                                      ========     ========     ========

     B.   OTHER EXPENSES

                                                            YEAR ENDED DECEMBER 31,
                                                      ----------------------------------
                                                      2 0 0 8       2 0 0 7     2 0 0 8(*)
                                                      --------     --------     --------
                                                               NIS             US DOLLARS
                                                      ---------------------     --------
                                                                (IN THOUSANDS)
                                                      ----------------------------------

Loss from statutory suit                                 1,981            -          521
Capital loss from fix assets realization                   349            -           91
                                                      --------     --------     --------
                                                         2,330            -          612
                                                      ========     ========     ========

NOTE 21     -  FINANCE INCOME AND EXPENSES

                                                            YEAR ENDED DECEMBER 31,
                                                      ------------------------------------
                                                      2 0 0 8       2 0 0 7      2 0 0 8(*)
                                                      --------      --------      --------
                                                               NIS               US DOLLARS
                                                      ----------------------      --------
                                                                 (IN THOUSANDS)
                                                      ------------------------------------

A.    FINANCING INCOME:
      Interest income:
      Short-term bank deposits                           1,475         2,251           388
      Changes in value of debentures held for trading      348           193            92
      Other                                                198            77            52
                                                      --------      --------      --------
      Total interest income                              2,021         2,521           532
      Other:
      Changes in fair value of financial assets
      at fair values                                    (4,836)          (68)       (1,272)
      Realized gain on derivatives                         243             -            64
      Foreign currency differences                      (1,602)         (267)         (421)
      Dividends                                              8           176             2
      Other                                                 71             -            18
                                                      --------      --------      --------
      TOTAL FINANCING INCOME                            (4,095)        2,362        (1,077)
                                                      --------      --------      --------

B.    FINANCING EXPENSES:
      Interest expenses:
      Bank credit                                          343             -            90
      Short-term loans                                     236           366            62
      long-term loans                                      130             -            34
      Lease obligations                                     52             -            14
      Other                                                 82           104            22
                                                      --------      --------      --------
      TOTAL INTEREST EXPENSE                               843           470           222
                                                      --------      --------      --------
      Other:
      Decrease in values of warrants to
      issue shares                                      (1,035)         (767)         (272)
      Realized loss on derivatives                           -           102             -
      Foreign currency differences                       1,096           (38)          288
      Bank fees                                            703           317           185
      Other                                                  5             4             1
                                                      --------      --------      --------
      TOTAL OTHER COSTS                                    769          (382)          202
                                                      ========      ========      ========
      TOTAL FINANCING COSTS                              1,612            88           424
                                                      ========      ========      ========

                                     F - 47

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 22 - EARNING PER SHARE

     A.   BASIC EARNINGS PER SHARE

                                                            YEAR ENDED DECEMBER 31,
                                                      -----------------------------------
                                                      2 0 0 8       2 0 0 7      2 0 0 8(*)
                                                      --------      --------     --------
                                                               NIS              US DOLLARS
                                                      ----------------------     --------
                                                                 (IN THOUSANDS)
                                                      -----------------------------------

Profit (loss) for the year attributable to
equity holders of the parent                              (786)        2,342         (206)
Earnings used in the calculation of total
basic earnings per share                                  (786)        2,342         (206)
                                                      --------      --------     --------
Earnings used in the calculation of basic
earnings per share from continuing operations             (786)        2,342         (206)
                                                      ========      ========     ========

     B.   DILUTED EARNINGS PER SHARE

                                                                  AS OF DECEMBER 31,
                                                      -----------------------------------------
                                                        2 0 0 8        2 0 0 7        2 0 0 8(*)
                                                      ----------      ----------     ----------
                                                                 NIS                 US DOLLARS
                                                      --------------------------     ----------
                                                                    (IN THOUSANDS)
                                                      -----------------------------------------

PROFIT USED TO COMPUTE BASIC EARNING PER SHARE              (786)          2,342           (206)
Adjustments:

Options                                                        -               -              -
                                                      ----------      ----------     ----------

PROFIT USED TO COMPUTE DILUTED EARNING PER SHARE            (786)          2,342           (206)
Weighted average number of shares used in
      computing basic earnings per share              10,267,893      10,267,893     10,267,893
Adjustments:

Options                                                        -               -              -
                                                      ----------      ----------     ----------
Weighted average number of shares used
      in computing diluted earnings per share         10,267,893      10,267,893     10,267,893
                                                      ==========      ==========     ==========

     C.   The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares for the purposes of diluted earnings per share:

          561,982 as of December 31, 2008 and 2007.

                                     F - 48

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 23 - ACQUISITION OF SUBSIDIARIES

     A.   SUBSIDIARIES ACQUIRED

                                                                  PROPORTION OF
                                                        DATE OF       SHARES      COST OF
                          PRINCIPAL ACTIVITY          ACQUISITION    ACQUIRED   ACQUISITION
                    ------------------------------     ---------     --------    --------

2008
Shamir salads       Producing and marketing salads      1/1/2008           51%      5,000
The Distributor     Marketing food products             1/1/2008           51%      1,454
2007
Baron               Marketing food products            13/2/2007         50.1%          -
WF                  Marketing food products            19/1/2007          100%     15,400

     B.   ANALYSIS OF ASSETS AND LIABILITIES ACQUIRED

                                                   SHAMIR SALADS
                                       ------------------------------------
                                                   FAIR VALUE ON  FAIR VALUE ON
                                      BOOK VALUE     ADJUSTMENT    ACQUISITION
                                       -------         -------      -------

CURRENT ASSETS:
Cash & cash equivalents                     31               -           31
Trade & other receivables               15,651               -       15,651
Inventories                              3,099               -        3,099
NON-CURRENT ASSETS:
Property, Plant & equipment              7,331               -        7,331
Prepaid expenses                           818               -          818
Intangible assets                            -           3,373        3,373

CURRENT LIABILITIES:
Bank credit and short term loan        (10,225)              -      (10,225)
Trade & other payables                 (13,640)              -      (13,640)

NON-CURRENT LIABILITIES:
Deferred tax liabilities                   (74)              -          (74)
Severance pay, net                        (286)              -         (286)
                                       -------         -------      -------
                                         2,705           3,373        6,078

NONCONTROLLING INTEREST                                              (2,978)
GOODWILL ON ACQUISITION                                               1,900
                                                                    -------
TOTAL                                                                 5,000
                                                                    =======

                                 THE
                             DISTRIBUTOR
                             BOOK VALUE
                               ------

CURRENT ASSETS:
Cash & cash equivalents           759
                               ------

NONCONTROLLING INTEREST          (372)
GOODWILL ON ACQUISITION         1,067
                               ------
TOTAL                           1,454
                               ======

                                     F - 49

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 23 - ACQUISITION OF SUBSIDIARIES (CONT.)

     B.   ANALYSIS OF ASSETS AND LIABILITIES ACQUIRED (CONT.)

                                      WF KOSHER FOOD DISTRIBUTORS LTD
                                   --------------------------------------
                                                FAIR VALUE ON  FAIR VALUE ON
                                  BOOK VALUE      ADJUSTMENT    ACQUISITION
                                   -------         -------        -------

CURRENT ASSETS:
Trade & other receivables            5,402               -          5,402
Inventories                          8,142               -          8,142
NON-CURRENT ASSETS:
Property, Plant & equipment            208               -            208
Prepaid expenses                        89               -             89

CURRENT LIABILITIES:
Trade & other payables              (1,530)              -         (1,530)
                                   -------         -------        -------

                                    12,311               -         12,311
GOODWILL ON ACQUISITION                                             3,089
                                   -------         -------        -------
TOTAL                               12,311               -         15,400
                                   =======         =======        =======

     C.   FAIR VALUES DETERMINED ON A PROVISIONAL BASIS

          A valuation was performed for the purpose of allocating the acquisition cost of Shamir Salads and of the Danish company. The valuation determined, inter alia, that the entire excess cost in the acquisition of the Danish company should be allocated to goodwill (the goodwill was written off entirely in examination of its
          recoverability), while the acquisition cost of Shamir Salads was allocated as follows - the value of NIS 1,570 thousand was allocated to the brand name, the value of NIS 1,364 thousand was allocated to customer relations, and the value of NIS 439 thousand was allocated to technological know-how. The value of the goodwill was determined accordingly - NIS 1,900 thousand.

     D.   COST OF ACQUISITION

          The cost of the joint establishment of the Danish distribution company was paid in cash. The acquisition cost of Shamir Salads was contingent upon the sum of the audited net profit, after neutralizing capital gains that Shamir Salads shall present in its audited financial statements for the year 2008, being multiplied by 2.55. As of December
          31, 2008, and according to the total net profit that Shamir Salads presented for the year ended December 31, 2008, the sum of the compensation was calculated on the sum of the advance.

     E.   NET CASH OUTFLOW ON ACQUISITION

                                                               YEAR ENDED DECEMBER 31,
                                                        ------------------------------------
                                                        2 0 0 8        2 0 0 7      2 0 0 8(*)
                                                        -------        -------       -------
                                                                  NIS              US DOLLARS
                                                        ----------------------       -------
                                                                    (IN THOUSANDS)
                                                        ------------------------------------

Total purchase consideration                              6,454         15,400         1,698
Compensation paid in cash                                 6,454         15,400         1,698
Less: cash and cash equivalent balances acquired           (790)             -          (208)
                                                        -------        -------       -------
                                                          5,664         15,400         1,490
                                                        =======        =======       =======

                                     F - 50

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 23 - ACQUISITION OF SUBSIDIARIES (CONT.)

     F.   GOODWILL ARISING ON ACQUISITION

          Goodwill was recognized during the acquisition of Shamir Salads, because the compensation that was paid within the scope of the business combination includes sums relating to the expected benefits from the synergy (cooperation), income growth, and future developments that are anticipated in the markets of both companies. These benefits are not recognized separately from the goodwill, since the future economic benefits deriving from them cannot be reliably measured.
          Furthermore, the compensation includes sums relating to benefits expected from Shamir Salad's experienced manpower; meaning, the costs that Shamir Salads saved (and that Willi-Food saved indirectly) due to the fact that Shamir Salads has existing manpower, which eliminated the need for a general recruitment of employees and job training
          (assembled workforce).

          Goodwill was recognized during the acquisition of the Danish distribution company because the compensation that was paid within the scope of the business combination includes sums relating to the expected benefits from the synergy (cooperation), increased export income, and the receipt of licenses to export to the United States.

NOTE 24 - NON-CASH TRANSACTION

     During 2008 the group has made a commitment to pay royalties for a brand name in the amount of NIS 2,000 in thousands over a three years period. As of December 31, 2008 the amount not yet paid in cash is NIS 1,700 in thousands.

NOTE 25 - FINANCIAL INSTRUMENTS

     A.   SIGNIFICANT ACCOUNTING POLICIES

          Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

     B.   CATEGORIES OF FINANCIAL INSTRUMENTS

                                                           AS OF DECEMBER 31,
                                                -------------------------------------
                                                2 0 0 8        2 0 0 7       2 0 0 8(*)
                                                -------        -------        -------
                                                          NIS                US DOLLARS
                                                ----------------------        -------
                                                            (IN THOUSANDS)
                                                -------------------------------------

FINANCIAL ASSETS
Held for trading                                  9,444         31,267          2,484
Trade and other receivables
  (including cash and cash equivalents)         163,679        127,004         43,051

FINANCIAL LIABILITIES
Held for trading                                      5          1,206              1
Amortized cost                                   85,804         47,255         22,568

     C.   OBJECTIVES OF MANAGING FINANCIAL RISKS

          The finance departments of the Group provide services to the business activity, enable access to local and international financial markets, supervise and manage the financial risks relating to the Group's activities using internal report that analyze the extent of the risk exposure according to degree and intensity. These risks include market risks (including currency risk, fair value risk in respect of the interest rates, price risk and cash flow risk in respect of the interest rates), credit risk and liquidity risk.

          The Group reduces the impact of the aforesaid risks from time to time by using derivative financial instruments in order to hedge the risk exposures, such derivatives are not designated as hedges for accounting purposes. Derivatives are used according to the Group's policy, which was approved by the boards of directors. The policy prescribes principles regarding: management of currency risk, interest rate risk, credit risk, the use of derivatives and of non-derivative financial instruments, and investment of liquidity surplus. The compliance with policy and the exposure levels are reviewed by the internal auditor on a continuing basis.

                                     F - 51

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 25 - FINANCIAL INSTRUMENTS (CONT.)

     C.   OBJECTIVES OF MANAGING FINANCIAL RISKS (CONT.)

          The financial management departments of the Group report to the investment committee of the Group and to the board of directors of the
          Company about the risks and about implementation of the assimilated policy in order to minimize the risk exposures.

     D.   MARKET RISK

          The Group's activity exposes it mainly to financial risks of fluctuations in the exchange rates of foreign currency and/or changes in the prices of the imported products and/or changes in the interest rates. The Group purchases forward foreign-currency swap contracts, as needed, opens documentary credit to suppliers, and carries out orders for imported goods.

          During the report period, no change occurred in the exposure to market risks or in the way by which the Group manages or measures the risk

     E.   LIQUIDITY RISK MANAGEMENT

          The following table presents the Group's outstanding contractual maturity profile for its non-derivative financial liabilities. The analysis presented is based on the undiscounted contractual maturities of the Group's financial liabilities, including any interest that will accrue. Non-interest bearing financial liabilities which are due to be settled in less than 12 months from maturity equal their carrying values, since the impact of the time value of money is immaterial over such a short duration.

          MATURITY PROFILE OF OUTSTANDING FINANCIAL LIABILITIES'

                                             1 YEAR       1-5 YEARS       TOTAL
                                             -------       -------       -------
2008
Interest free                                 65,813         2,166        67,979
Lease agreement liability                        333           271           604
Instruments bearing variable interest         17,322             -        17,322
                                             -------       -------       -------
Total                                         83,468         2,437        85,905
                                             =======       =======       =======

2007
Interest free                                 40,565         1,752        42,317
Instruments bearing variable interest              -         5,978         5,978
                                             -------       -------       -------
Total                                         40,565         7,730        48,295
                                             =======       =======       =======

     F.   EXCHANGE RATE RISK

          The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise.
          Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

          The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at reporting date are as follows:

                  LIABILITIES                   ASSETS
             --------------------        --------------------
            2 0 0 8        2 0 0 7      2 0 0 8       2 0 0 7
             ------        ------        ------        ------
              NIS            NIS           NIS           NIS
             ------        ------        ------        ------

USD          30,464        27,683        17,465        21,400
EUR           2,347           968           870         3,650
DKK           3,841             -         4,004             -
Other             -             -             -             1

                                     F - 52

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 25 - FINANCIAL INSTRUMENTS (CONT.)

     F.   EXCHANGE RATE RISK (CONT.)

          The Group is mainly exposed to USD and EUR.

          The following table details the Group's sensitivity to a 10% increase and decrease in the NIS against the relevant foreign currencies. 10%
          is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates. A positive number below indicates an increase in profit and other equity where the NIS strengthens 10% against the relevant currency. For a 10%
          weakening of the NIS against the relevant currency, there would be an equal and opposite impact on the profit and other equity, and the balances below would be negative.

                        USD IMPACT   EUR IMPACT
                          ------       ------
                           2008         2008
                          ------       ------
                            NIS          NIS
                          ------       ------

Profit or loss (1)         1,300          148

                        USD IMPACT   EUR IMPACT
                          ------       ------
                           2007         2007
                          ------       ------
                           NIS           NIS
                          ------       ------

Profit or loss (1)           629         (269)

          (1)  This is mainly attributable to the exposure outstanding on receivables, cash and payables at year end in the Group, and forward foreign exchange contracts.

          FORWARD FOREIGN EXCHANGE CONTRACTS

          The Group enters into forward foreign exchange contracts to manage the risk associated with anticipated sales and purchase transactions, which are treated as non hedging instruments. The resulting gain or loss is recognized in profit or loss immediately.

The following table details the forward foreign currency (FC) contracts outstanding as at reporting date:

                                AVERAGE EXCHANGE RATE          FOREIGN CURRENCY             CONTRACT VALUE               FAIR VALUE
                                ---------------------        --------------------        --------------------        --------------------
                                 2008           2007          2008          2007          2008          2007          2008          2007
                                ------         ------        ------        ------        ------        ------        ------        ------
                                                            CURRENCY      CURRENCY        NIS           NIS           NIS           NIS
                                  NIS            NIS        THOUSANDS     THOUSANDS     THOUSANDS     THOUSANDS     THOUSANDS     THOUSANDS
                                ------         ------        ------        ------        ------        ------        ------        ------

CASH FLOWS HEDGES

PURCHASE OF USD SELL NIS        3.5878         4.1081           900         6,000         3,349        23,261            77          (184)
PURCHASE OF EUR SELL NIS        5.2585         5.6243             -           300             -         1,680             -            18
                                                                                                                     ------        ------
                                                                                                                         77          (166)
                                                                                                                     ======        ======

     G.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The financial instruments of the Group consist of derivative and non derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables and other current assets.
          Non-derivative liabilities include short-term bank credit, trade payables, other current liabilities and long-term loans from banks and others. Derivative assets and liabilities include mainly foreign exchange forward contracts (2007 - also included index swap contracts). Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated
          otherwise.

          The fair value of the long-term loans approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

                                     F - 53

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 26 - BUSINESS AND GEOGRAPHIC SEGMENTS

     A.   DATA REGARDING BUSINESS SEGMENTS

YEAR ENDED DECEMBER 31, 2008

                                                   NON-PRESERVED    PRESERVED
                                                     PRODUCTS        PRODUCTS        TOTAL
                                                     --------        --------      --------

YEAR ENDED DECEMBER 31, 2008:
REVENUES                                              258,855          90,372       349,227
                                                     ========        ========      ========
OPERATING INCOME (LOSS) BY SEGMENT                     28,690           5,127        33,817
                                                     ========        ========
Less - unallocated general and administrative
expenses                                                                             23,127
Other expense                                                                         2,195
Goodwill impairment                                                                   1,067
Financial costs, net                                                                 (5,707)
                                                                                   --------
PROFIT BEFORE INCOME TAXES                                                            1,721
Income taxes                                                                          1,454
                                                                                   --------
PROFIT FROM CONTINUING OPERATIONS                                                       267

DECEMBER 31, 2008:
TOTAL SEGMENT ASSETS                                   22,215          12,202        34,417
                                                     ========        ========
UNALLOCATED ASSETS                                                                  238,925
                                                                                   --------
                                                                                    273,342
                                                                                   ========

SEGMENT LIABILITIES                                         -               -             -
                                                     ========        ========
UNALLOCATED LIABILITIES                                                              87,760
                                                                                   --------
                                                                                     87,760
                                                                                   ========

YEAR ENDED DECEMBER 31, 2007

                                                   NON-PRESERVED    PRESERVED
                                                     PRODUCTS        PRODUCTS       TOTAL
                                                     --------        --------      --------

YEAR ENDED DECEMBER 31 2007:

REVENUES                                              157,986          91,707       249,693
                                                     ========        ========      ========
OPERATING INCOME (LOSS) BY SEGMENT                     18,544           7,925        26,469
                                                     ========        ========
Less - unallocated general and administrative
expenses                                                                             18,869
Other income                                                                           (470)
Goodwill impairment                                                                   3,054
Financial income, net                                                                 2,274
                                                                                   --------
PROFIT BEFORE INCOME TAXES                                                            7,290
Income taxes                                                                          2,651
                                                                                   --------
PROFIT FROM CONTINUING OPERATIONS                                                     4,639

DECEMBER 31 2007:
TOTAL SEGMENT ASSETS                                   19,625          11,395        31,020
                                                     ========        ========
UNALLOCATED ASSETS                                                                  208,432
                                                                                   --------
                                                                                    239,452
                                                                                   ========
SEGMENT LIABILITIES                                         -               -             -
                                                     ========        ========
UNALLOCATED LIABILITIES                                                              48,845
                                                                                   --------
                                                                                     48,845
                                                                                   ========

                                     F - 54

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 26 - BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

     B.   DATA REGARDING GEOGRAPHICAL SEGMENTS

                        REVENUES BY GEOGRAPHICAL MARKETS
                     -------------------------------------
                             YEAR ENDED DECEMBER 31,
                     -------------------------------------
                     2 0 0 8        2 0 0 7       2 0 0 8(*)
                     -------        -------        -------
                              NIS                 US DOLLARS
                     ----------------------        -------
                                (IN THOUSANDS)
                     -------------------------------------

Israel               281,973        199,064         74,164
North America         35,931         41,989          9,451
Europe                29,462          7,158          7,749
Others                 1,861          1,482            489
                     -------        -------        -------
                     349,227        249,693         91,853
                     =======        =======        =======

                            PURCHASE COST OF SEGMENT
                        (TANGIBLE AND INTANGIBLE) ASSETS
                     -------------------------------------
                            YEAR ENDED DECEMBER 31,
                     -------------------------------------
                     2 0 0 8        2 0 0 7       2 0 0 8(*)
                     -------        -------        -------
                               NIS                US DOLLARS
                     ----------------------        -------
                                (IN THOUSANDS)
                     -------------------------------------

Israel                64,623         48,621         16,997
North America              -            577              -
Europe                   144              -             37
                     -------        -------        -------
                      64,767         49,198         17,034
                     =======        =======        =======

                                 SEGMENT ASSETS
                     -------------------------------------
                                  DECEMBER 31,
                     -------------------------------------
                     2 0 0 8        2 0 0 7       2 0 0 8(*)
                     -------        -------        -------
                               NIS                US DOLLARS
                     ----------------------        -------
                                (IN THOUSANDS)
                     -------------------------------------

Israel               269,084        230,546         70,774
North America             46          8,906             12
Europe                 4,212              -          1,108
                     -------        -------        -------
                     273,342        239,452         71,894
                     =======        =======        =======

                                     F - 55

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 27 - RELATED PARTIES

     Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

     A.   TRANSACTIONS WITH RELATED PARTIES

                                        YEAR ENDED DECEMBER 31,
                                 ---------------------------------
                                 2 0 0 8      2 0 0 7     2 0 0 8(*)
                                 -------      -------      -------
                                          NIS             US DOLLARS
                                 --------------------      -------
                                           (IN THOUSANDS)
                                 ---------------------------------

Purchases of goods                   586        1,568          154
                                 =======      =======      =======

Participation in expenses             70           67           18
                                 =======      =======      =======

Management fees                    2,650        2,404          697
                                 =======      =======      =======

Bonus                                 75          762           20
                                 =======      =======      =======

     B.   BALANCES WITH RELATED PARTIES

                                       YEAR ENDED DECEMBER 31,
                                 ---------------------------------
                                 2 0 0 8      2 0 0 7     2 0 0 8(*)
                                 -------      -------      -------
                                          NIS             US DOLLARS
                                 --------------------      -------
                                           (IN THOUSANDS)
                                 ---------------------------------

Due to officers                      223          844           59
                                 =======      =======      =======
Parent company                     1,467        3,101          386
                                 =======      =======      =======

                                     F - 56

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 28 - BORROWINGS

          SECURED LIABILITIES

                                                  AS OF DECEMBER 31,
                                           -------------------------------
                                           2 0 0 8     2 0 0 7     2 0 0 8(*)
                                           -------     -------     -------
                                                   NIS            US DOLLARS
                                           -------------------     -------
                                                    (IN THOUSANDS)
                                           -------------------------------

Bank credit                                  4,514           -       1,187
Bank loans                                   8,871           -       2,333
Liability relating to Lease agreement          584           -         154
                                           -------     -------     -------
                                            13,969           -       3,674
                                           =======     =======     =======

NOTE 29 - SUBSEQUENT EVENTS

     1.   The Company the commenced a tender offer on February 5, 2009 (that was extended on March 5, 2009) to purchase from the holders of shares and/or depositary interests of Gold Frost all of the issued and outstanding share capital of Gold Frost not already held by the
          Company for a price of 5 pence per share or per depositary interest in cash has expired. The tender offer had been subject to the condition that the number of shares and depositary interests duly tendered constitute, upon expiration of the offer period and together with the shares held by the Company at such time, more than 95 per cent of the issued and outstanding share capital of Gold Frost. Such condition was not met. As a result, the Company will not purchase any of the Gold
          Frost shares that have been tendered.

     2.   On April 16, 2009 a purported class action lawsuit had been filed against the Company. The complaint alleges that the Company misled its customers by illegal marking of a product that the Company imports and sells as "sugar free", according to The Israeli Consumer Protection
          Law, 1981.

          The group, which the lawsuit desires to represent are any Israeli resident who bought this product due to such person's preference for a sugar free or a reduced sugar product (the "GROUP"). According to the plaintiff, the Group consists of 2,000 customers. The plaintiff appraises its own damages at NIS 2,000 (approximately USD 500) and the damages of the entire Group to be NIS 4 million (approximately USD 1 million).

          At this preliminary stage, the Company is examining the plaintiff's alleged claims, and it will respond and relate to the allegations, to the extent necessary, after its examination and after consulting with its legal advisors.

                                     F - 57

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 30 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS'S)

     A.   GENERAL

          Following the publication of Accounting Standard No. 29, "the Adoption of International Financial Reporting Standards (IFRS)" in July 2006,
          the Company adopted IFRS starting January 1, 2008.

          Pursuant to the provisions of IFRS 1, which deals with the first-time adoption of IFRS, and considering the date in which the Company elected to adopt these standards for the first time, the financial statements which the Company must draw up in accordance with IFRS rules, are the consolidated financial statement as of December 31,
          2008, and for the year ended on that date. The date of transition of the Company to reporting under IFRS, as it is defined in IFRS 1, is
          January 1, 2007 (hereinafter: "the transition date"), with an opening balance sheet as of January 1, 2007 (hereinafter: "Opening Balance").

          Under the opening balance sheet, the Company performed the following reconciliations:

          o    Recognition of all assets and liabilities whose recognition is required by IFRS.

          o    De-recognition of assets and liabilities if IFRS do not permit such recognition.

          o    Classification of assets, liabilities and components of equity according to IFRS.

          o    Application of IFRS in the measurement of all recognized assets and liabilities.

          IFRS 1 states that all IFRS shall be adopted retroactively for the opening balance sheet. At the same time, IFRS 1 includes 14 relieves, in respect of which the mandatory retroactive implementation does not apply. The Company chose to implement two relieves. See note 29f.

          Changes in the accounting policy which the Company implemented retroactively in the opening balance sheet under IFRS, compared to the accounting policy in accordance with Generally Accepted Accounting
          Principles in Israel, were recognized directly under Retained Earnings or another item of Shareholders' Equity, as the case may be.

          This note is formulated on the basis of International Financial
          Reporting Standards and the notes thereto as they stand today, that have been published and entered into force or that may be adopted earlier as at the Group's first annual reporting date according to
          IFRS, December 31, 2008.

          Listed below are the Company's consolidated balance sheets as of
          January 1, 2007, and December 31, 2007, and the consolidated statement of income and the shareholders' equity for the year ended on December
          31, 2007 prepared in accordance with International Accounting
          Standards. In addition, the table presents the material
          reconciliations required for the transition from reporting under
          Israeli GAAP to reporting under IFRS.

                                     F - 58

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 30 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS'S) (CONT.)

     B.   RECONCILIATION OF BALANCE SHEETS FROM ISRAELI GAAP TO IFRS

                                                DECEMBER 31, 2007                                   JANUARY 1, 2007
                                    ------------------------------------------        ------------------------------------------
                                                     EFFECT OF                                         EFFECT OF
                                     ISRAELI       TRANSITION TO                      ISRAELI        TRANSITION TO
                                      GAAP             IFRS             IFRS            GAAP             IFRS             IFRS
                                    --------         --------         --------        --------         --------         --------
                                                 NIS IN THOUSANDS                                   NIS IN THOUSANDS
                                    ------------------------------------------        ------------------------------------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents             61,649                            61,649          91,398                            91,398
Marketable securities                 31,267                            31,267          13,945                            13,945
Trade receivables                     63,798                            63,798          48,233                            48,233
Other receivables                      2,776             (256)           2,520           2,585                             2,585
Inventories                           31,020                            31,020          21,015                            21,015
                                    --------         --------         --------        --------         --------         --------
Total current assets                 190,510             (256)         190,254         177,176                           177,176
                                    --------         --------         --------        --------         --------         --------

NON-CURRENT ASSETS
Property, plant and
  equipment                           55,310          (10,741)          44,569          49,213          (10,741)          38,472
Less -Accumulated
  depreciation                         8,355                             8,355           6,442                             6,442
                                    --------         --------         --------        --------         --------         --------
                                      46,955          (10,741)          36,214          42,771          (10,741)          32,030

Goodwill                               1,795                             1,795               -                                 -
Intangible assets                        103                               103               -                                 -
Prepaid rental expenses                  208           10,607           10,815               -           10,741           10,741
Deferred taxes                           115              156              271              94              (94)               -
                                    --------         --------         --------        --------         --------         --------
Total non-current assets              49,176               22           49,198          42,865              (94)          42,771
                                    ========         ========         ========        ========         ========         ========
TOTAL ASSETS                         239,686             (234)         239,452         220,041              (94)         219,947
                                    ========         ========         ========        ========         ========         ========

EQUITY AND LIABILITIES
CURRENT LIABILITIES
Short-term bank credit                 5,978                             5,978               -                -                -
Trade payables                        34,330                            34,330          20,772                -           20,772
Other payables and accrued
  expenses                             7,013              288            7,301          12,081               (3)          12,078
                                    --------         --------         --------        --------         --------         --------
Total current liabilities             47,321              288           47,609          32,853               (3)          32,850
                                    --------         --------         --------        --------         --------         --------

NON-CURRENT LIABILITIES
Employees Benefits                       460             (297)             163             347              (62)             285
Warrants to issue shares                   -            1,040            1,040             348            1,459            1,807
Deferred taxes                             -               33               33               -              195              195
                                    --------         --------         --------        --------         --------         --------
Total non-current
  liabilities                            460              776            1,236             695            1,592            2,287
                                    --------         --------         --------        --------         --------         --------

Noncontrolling interest               18,613          (18,613)               -          14,754          (14,754)               -
                                    --------         --------         --------        --------         --------         --------

CAPITAL AND RESERVES
Share capital                          1,113                             1,113           1,113                             1,113
Premium                               61,350           (2,294)          59,056          61,350           (2,294)          59,056
Foreign currency
  translation reserve                   (414)                             (414)              -                                 -
Retained earnings                    111,243              990          112,233         109,276              615          109,891
Noncontrolling interest                    -           18,619           18,619               -           14,750           14,750
                                    --------         --------         --------        --------         --------         --------
                                     173,292           17,315          190,607         171,739           13,071          184,810
                                    ========         ========         ========        ========         ========         ========

TOTAL EQUITY AND LIABILITIES         239,686             (234)         239,452         220,041              (94)         219,947
                                    ========         ========         ========        ========         ========         ========

                                     F - 59

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 30 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS'S) (CONT.)

     C.   RECONCILIATION OF INCOME STATEMENTS FROM ISRAELI GAAP TO IFRS

                                                  YEAR ENDED DECEMBER 31, 2007
                                           ------------------------------------------
                                                           EFFECT OF
                                                         TRANSITION TO
                                         ISRAELI GAAP         IFRS             IFRS
                                           --------         --------         --------
                                                         NIS IN THOUSANDS
                                           ------------------------------------------

Revenue                                     249,693                           249,693
Cost of sales                               198,827              134          198,961
                                           --------         --------         --------
GROSS PROFIT                                 50,866              134           50,732
                                           --------         --------         --------

OPERATING COSTS AND EXPENSES

Selling expenses                             24,404             (141)          24,263
General and administrative expenses          18,963              (94)          18,869
Other (income) expenses                           -             (470)            (470)
Goodwill Impairment                           3,054                             3,054
                                           --------         --------         --------
                                             46,421             (705)          45,716
                                           --------         --------         --------

OPERATING PROFIT                              4,445              571            5,016
Finance income                                1,856              506            2,362
Finance expenses                                  -               88               88
Other income                                    470             (470)               -
                                           --------         --------         --------

PROFIT BEFORE TAX                             6,771              519            7,290
Income tax charge                             2,517              134            2,651
                                           ========         ========         ========

PROFIT FOR THE PERIOD                         4,254              385            4,639
                                           ========         ========         ========

Attributable to:
Equity holders of the Company                 1,967              375            2,342
Noncontrolling interest                       2,287               10            2,297
                                           --------         --------         --------
NET INCOME                                    4,254              385            4,639
                                           ========         ========         ========

                                     F - 60

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 30 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS'S) (CONT.)

     D.   EQUITY RECONCILIATION

                                                            FOREIGN CURRENCY
                                      SHARE                   TRANSLATION    RETAINED
                                     CAPITAL     PREMIUM        RESERVE      EARNINGS        TOTAL
                                    --------     --------       --------     --------      --------

    YEAR ENDED DECEMBER 31, 2007

ISRAELI GAAP                           1,113       61,350           (414)     111,243       173,292
                                    ========     ========       ========     ========      ========
EFFECT OF TRANSITION TO IFRS
UNDER IFRS RULES                           -       (2,294)             -          990        (1,304)
                                    ========     ========       ========     ========      ========

BALANCE - JANUARY 1, 2007
ISRAELI GAAP                           1,113       61,350              -      109,276       171,739
                                    ========     ========       ========     ========      ========
EFFECT OF TRANSITION TO IFRS
UNDER IFRS RULES                           -       (2,294)             -          615        (1,679)
                                    ========     ========       ========     ========      ========

     E.   ADDITIONAL INFORMATION

          1.   DEFERRED TAXES

               In accordance with generally accepted accounting principles in
               Israel, deferred tax assets or liabilities were classified as current or non-current assets or liabilities depending on the classification of the assets or liabilities in respect of which they were created.

               Pursuant to IAS 1, deferred tax assets or liabilities are
               classified as non-current assets or liabilities, respectively.

               Consequently, amounts of NIS 289 thousand and NIS 94 thousand which were previously presented under accounts payable and under non-current assets, respectively, were reclassified to deferred taxes under non-current liabilities as of January 1, 2007.

               As of December 31, 2007, amounts of NIS 256 thousand and NIS 133 thousand which were previously presented under accounts
               receivable and under accounts payable, respectively, were
               reclassified to deferred taxes under non-current liabilities in the amount of NIS 33 thousand and to deferred taxes under
               non-current assets in the amount of NIS 271 thousand.

          2.   LEASE FROM THE ISRAELI LAND AUTHORITY ("ILA")

               Leasehold rights In accordance with Previous GAAP: Though
               December 31, 2006, leasehold rights were presented under
               property, plant and equipments.

               In accordance with IFRSs: Leasehold rights are presented within prepaid expenses.

               The effect on the balance sheet as of January 1, 2007 was an increase in prepaid expenses of NIS 10,741 thousand against decrease of NIS 10,741 thousand in property, plant and
               equipments.

               The effect on the balance sheet as of December 31, 2007 was an increase in prepaid expenses of NIS 10,607 thousand and decrease in property, plant and equipment in the amount of NIS 10,741 thousand. The change in the year 2007 of NIS 134 thousand has been attributed to the P&L in Cost of sales.

                                     F - 61

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 30 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS'S) (CONT.)

     E.   ADDITIONAL INFORMATION (Cont.)

          3.   WARRANTS TO ISSUE SHARES

               Under Israeli GAAP warrants with exercise price linked to the CPI can be treated as permanent equity.

               Under IFRS IAS 32, if terms of a derivative financial instrument are such that it is not settled by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments it should be classified as liability, carried at fair value with changes in fair values recorded in earnings.

               Hence, warrants with exercise price linked to the CPI with fair values of NIS 1,459 and NIS 1,040 as of January 1, 2007 and
               December 31, 2007 respectively has been recognized as liability.
               As a result of that classification changes in fair values of NIS
               2,294 were recorded in retained earnings balance as of January 1,
               2007 and changes in fair values of NIS 419 were recorded in earnings for the year ended December 31, 2007.

          4.   NONCONTROLLING INTEREST

               In accordance with Previous GAAP: Noncontrolling interest was presented in the balance sheet between the liabilities and shareholders' equity as a quasi- equity item.

               The minority share in results of subsidiary was presented as income (expense) within the Group's consolidated income
               statements.

               In accordance with IFRSs: Noncontrolling interest is presented within the shareholders' equity. The Minority share in result of subsidiaries is not included in the consolidated income
               statements as income (expense) but rather the total profit (loss)
               is attributed to the Company and the minority.

               The effect on the balance sheet as of January 1, 2007 was an increase in Shareholders' equity of NIS 13,071 thousand against decrease of NIS 14,750 thousand in liabilities.

               The effect on the balance sheet as of December 31, 2007 was an increase in Shareholders' equity of NIS 17,315 thousand and decrease in liabilities in the amount of NIS 18,619 thousand.

                                     F - 62

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 30 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS'S) (CONT.)

     E.   ADDITIONAL INFORMATION (CONT.)

          5.   EMPLOYEES BENEFITS

               In accordance with generally accepted accounting principles in
               Israel, the Company's liability for severance pay is calculated based on the recent salary of the employee multiplied by the number of years of employment.

               Pursuant to IAS 19, the provision for severance pay is calculated according to an actuarial basis taking into account the
               anticipated duration of employment, the value of time, the expected salary increases until retirement and the possible retirement under conditions not entitling severance pay.

               Discount rate used in the calculations was based on yields on governmental bonds as the Company believes that there is no deep market for high quality corporate bonds. The issue of deep market is still under consideration and the decision regarding deep market may be changed. The use of market yields on highly rated corporate bond would have the effect of decreasing the Company's obligation since the discount rate would have been higher than the governmental bond yields used under the assumption of no deep market.

               As of December 31, 2007, the nominal discount rate used in the calculations was 5.8% and was determined in reference to Shachar governmental bond.

               In addition, under Israeli GAAP, deposits made with regular policies or directors' insurance policies which are not in the employee's name, but in the name of the employer, were also deducted from the Company's liability.

               Under IFRS, regular policies or directors' insurance policies as aforesaid, which do not meet the definition of plan assets under
               IAS 19, will be presented in the balance sheet under a separate item and will not be deducted from the employer's liability.

               The impact of the aforesaid on the balance sheet is decrease employee benefit obligation in the amounts of NIS 62 thousand and
               NIS 297 thousand as of January 1, 2007 and December 31, 2007, respectively.

               The Company adopted a policy to recognize actuarial gains and losses immediately in earnings.

     F.   RELIEFS WITH RESPECT TO THE RETROACTIVE IMPLEMENTATION OF IFRS ADOPTED
          BY THE COMPANY

          IFRS 1 includes several reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company elected to adopt in its opening balance sheet under IFRS as of January 1, 2007
          (hereinafter: "the opening balance sheet") the reliefs with regards to:

          Business Combinations, in accordance to the relief, the Company chose not to retroactively implement the provisions of IFRS 3 regarding to business combination which occurred before January 1, 2007.

          Consequently goodwill and adjustments due to fair value of subsidiaries that where acquired before January 1, 2007 are treated in accordance to generally accepted accounting principles in Israel.

                                     F - 63

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

Date: June 29, 2009

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
               Synergy and certain officers of Gold Frost, dated March 2, 2006
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
               Jacob Ginsberg, Mr. Amiram Guy and Shamir Salads 2006 Ltd. (7)

4.18           Share Purchase Agreement, dated February 13, 2008, between Gold
               Frost and Kirkeby Cheese Export A/S. (7)

4.19           Shareholders Agreement, dated February 13, 2008, between Gold
               Frost and Kirkeby Cheese Export A/S. (7)

4.20           Co-operation Agreement, dated January 1, 2008, between Kirkeby
               Cheese Export A/S, Haarby Mejeri/Kirkeby Dairy ApS and Kirkeby
               International Foods A/S. (7)

8              Subsidiaries of the Company (4)

8.1            Subsidiaries of the Company (7)

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
               2002*

15.(a).1       Consent of Independent Registered Public Accounting Firm*

---------------------------------

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

(7)            Incorporated by reference to the Company's Annual Report on Form
               20-F for the fiscal year ended December 31, 2007.

*              Filed Herewith