Form 20-F
period 2009-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2010-06-28
CIK 1030997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Ety Sabach Chief Financial Officer 4 Nahal Harif St. Norther Industrial Zone, Yavne 81106, Israel Tel: 972-8-932-1000
(Name, Telephone, E-mail and/or Facsimile number and Address of Registrant's Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Name of each exchange on which registered

Ordinary Shares, NIS 0.10 par value per share	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

The registrant had 10,267,893 outstanding ordinary shares, NIS 0.10 nominal value per share as of December 31, 2009.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financing Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No  ☒

TABLE OF CONTENTS

PRESENTATION OF INFORMATION

In this Annual Report, references to the “Company”, “we” and “us” refer to G. Willi-Food International Ltd. and its consolidated subsidiaries.

The Company presents its consolidated financial statements in New Israeli Shekels, the currency of the State of Israel.  Unless otherwise specified or the context otherwise requires, references to “$”, “US$”, “Dollars”, “USD” and “U.S. Dollars” are to the United States Dollars and references to "NIS" are to New Israeli Shekels.

Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. Dollars or NIS as the case may be, at the rates indicated or at any other rate.  Therefore, unless otherwise stated, the translations of NIS into U.S. Dollars have been made at the rate of NIS 3.775 = $ 1.00, the representative exchange rate on December 31, 2009.

PRESENTATION OF FINANCIAL AND SHARE INFORMATION

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). We initially adopted IFRS in our financial statements for the year ended December 31, 2008. Our previous financial statements were prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"), which included reconciliation to U.S. GAAP. Following the Company's adoption of IFRS, as issued by the IASB, the Company is no longer required to reconcile its financial statements prepared in accordance with IFRS to U.S. GAAP.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company,” “Dividends,” “Operating and Financial Review and Prospects,” and “Quantitative and Qualitative Disclosures about Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.  Actual results, performance or events may differ materially from those in such statements due to, without limitation:

●	changes affecting currency exchange rates, including the NIS/U.S. Dollar exchange rate;
●	payment default by, or loss of, one or more of our principal clients;
●	the loss of one or more of our key personnel;
●	termination of arrangements with our suppliers, and in particular Arla Foods amba;
●	increasing levels of competition in Israel and other markets in which we do business;
●	increase or decrease in global purchase prices of food products;
●	our inability to accurately predict consumption of our products;
●	we may not successfully integrate our prior acquisitions;
●	our inability to anticipate changes in consumer preferences;
●	product liability claims and other litigation matters;
●	interruption to our storage facilities;
●	our insurance coverage may not be sufficient;
●	our operating results may be subject to variations from quarter to quarter;
●	our inability to successfully compete with nationally branded products;
●	our inability to protect our intellectual property rights;
●	our inability to meet the Nasdaq listing requirements;

●	significant concentration of our shares are held by one shareholder;
●	our management could lose a major amount of its indirect ownership of our common stock through litigation;
●	we are controlled by and have business relations with Willi-Food and its management;
●	The price of our ordinary shares may be volatile;
●	our inability to maintain an effective system of internal controls;
●	all of our assets are pledged to creditors;
●	changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;
●	economic conditions in Israel;
●	changes in political, economic and military conditions in Israel, including, in particular, economic conditions in the Company’s core markets;
●	difficulties in acquiring jurisdiction and enforcement liabilities against our officers and directors who are based in Israel; and
●	our international operations may be adversely affected by risks associated with international business.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3. KEY INFORMATION

 A.           SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read together with Item 5: “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes included elsewhere in this Annual Report. The selected consolidated balance sheet data as of December 31, 2009 and 2008 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this Form 20-F, which have been prepared in accordance with IFRS as issued by the IASB.

The selected consolidated balance sheet data as of December 31, 2009 and 2008 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2009, 2008 and 2007 are included elsewhere in this Form 20-F and have been audited by Brightman Almagor Zohar & Co., an independent registered public accounting firm, and a Member Firm of Deloitte Touche Tohmatsu. Their report appears in Item 18 in this Form 20-F. The selected consolidated balance sheet data as of December 31, 2007, 2006, and 2005 and the selected consolidated statements of operations data for the years ended December 31, 2006 and 2005 have been derived from our audited consolidated financial statements which are not included in the Form 20-F. Historical financial results may not be indicative of our future performance and interim results may not be reflective of the results for the fiscal year.

The Company maintains its accounts and presents its financial statements in New Israeli Shekels. Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the Company's balance sheet were presented on the historical nominal amount and were adjusted to changes in the Israeli Consumer Price Index ("CPI"). As of December 31, 2003 when the economy ceased to be hyper-inflationary and the Company no longer adjusted its financial statements to the Israeli CPI, the adjusted amounts as of such date were used as the historical costs. The financial statements were prepared using the historical cost, except for:

●	Assets and liabilities measured by fair value: financial assets measured by fair value recorded directly as profit or loss.

●	Inventories are stated at the lower of cost and net realizable value.

●	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

●	Liabilities to employees as described in note 2U to our consolidated annual financial statements.

Recent Exchange Rates of NIS to one U.S. Dollar

The table shows the high and low exchange rate of NIS per one U.S. Dollars for the last six months:

	High	Low

December 2009	3.815	3.772
January 2010	3.765	3.667
February 2010	3.796	3.704
March 2010	3.787	3.713
April 2010	3.749	3.682
May 2010	3.870	3.730
June 2010 (through June 21, 2010)	3.884	3.814

        The representative exchange rate for NIS on December 31, 2009 was NIS 3.775 = $1.00, and the representative exchange rate for NIS on June 21, 2010 was NIS 3.814= $1.00.

The average exchange rate of NIS 3.9326  = USD 1.00 was for the year ended December 31, 2009, NIS 3.5878 for the year ended December 31, 2008, 4.108 for the year ended December 31, 2007, 4.457 for the year ended December 31, 2006 and  4.489 for the year ended December 31, 2005.

Income Statement Data:
In accordance with IFRS

	2009		2008		2007
	NIS	USD	NIS	USD	NIS	USD
Revenue	303,460	80,387	289,068	76,574	201,617	53,408
Cost of sales	219,569	58,164	228,839	60,619	156,062	41,341
Gross profit	83,891	22,223	60,229	15,955	45,555	12,067
Selling expenses	35,598	9,430	31,800	8,424	20,602	5,457
General and administrative expenses	20,451	5,417	16,863	4,467	12,280	3,253
Other (Income) expenses	(5,330)	(1,411)	1,846	489	(454)	(120)
Total operating expenses	50,719	13,436	50,509	13,380	32,428	8,590
Operating profit	33,172	8,787	9,720	2,575	13,127	3,477
Finance income	2,744	727	(4,167)	(1,104)	2,111	559
Finance expense	1,273	337	673	178	(323)	(86)
Finance income (expense), net	1,471	390	(4,840)	(1,282)	2,434	645
Profit before taxes on income	34,643	9,177	4,880	1,293	15,561	4,122
Taxes on income	5,043	1,336	1,117	296	2,174	576
Profit from continuing operations	29,600	7,841	3,763	997	13,387	3,546
Profit (loss) from discontinued operations	1,928	511	(3,496)	(926)	(8,748)	(2,317)
Profit for the year	31,528	8,352	267	71	4,639	1,229
Attributable to:
Owners of the Company	30,436	8,063	(786)	(208)	2,342	620
Non-controlling interest	1,092	289	1,053	279	2,297	609
Net Income	31,528	8,352	267	71	4,639	1,229
Basic and diluted earnings (loss) per Share from continuing operations	2.81	0.75	0.30	0.08	1.14	0.30
Basic and diluted earnings (loss) per Share from discontinued operations	0.15	0.04	(0.38)	(0.10)	(0.91)	(0.24)
Basic and diluted earnings (loss) per Share	2.96	0.79	(0.08)	(0.02)	0.23	(0.06)
Shares Used in Computing Earnings per Share	10,267,893	10,267,893	10,267,893	10,267,893	10,267,893	10,267,893
Dividend declared per share	-	-	-	-	-	-

Income Statement Data:
In accordance with Israeli GAAP

	2006		2005
	NIS	USD	NIS	USD
Sales	191,460	50,718	166,282	44,048
Cost of sales	143,581	38,035	128,215	33,964
Gross profit	47,879	12,683	38,067	10,084
Sales and Marketing	21,100	5,589	15,771	4,178
General and administrative	14,151	3,749	13,544	3,588
Total Operating expenses	35,251	9,338	29,315	7,766
Operating Income	12,628	3,345	8,752	2,318
Financial Income, Net	4,925	1,305	2,501	663
Other Income, Net	18,248	4,834	35	9
Pre Tax Income	35,801	9,484	11,288	2,990
Income taxes	5,379	1,425	3,567	945
Income after taxes on income	30,422	8,059	7,721	2,045
Minority interest	1,807	479	-	-
Net Income	28,615	7,580	7,721	2,045
Earnings per Share Basic	3.17	0.84	0.90	0.24
Shares Used in Computing Earnings per Share	9,028,223	9,028,223	8,615,000	8,615,000
Dividend declared per share	-	-	0.55	0.15

Balance Sheet Data:
In accordance with IFRS

	2009		2008		2007
	NIS	USD	NIS	USD	NIS	USD
Working capital	148,359	39,299	122,396	32,423	142,645	37,787
Total assets	282,719	74,893	273,342	72,408	239,452	63,431
Short-term bank debt	10,372	2,748	17,562	4,652	5,978	1,584
Shareholders' equity	206,480	54,696	185,582	49,161	190,607	50,492
Capital stock	10,267,893	10,267,893	10,267,893	10,267,893	10,267,893	10,267,893

Balance Sheet Data:
In accordance with Israeli GAAP

	2006		2005
	NIS	USD	NIS	USD
Working capital	144,323	38,231	85,419	22,628
Total assets	219,971	58,270	137,274	36,364
Short-term bank debt	--	--	--	--
Shareholders' equity	171,739	45,494	101,867	26,985
Capital stock	10,267,893	10,267,893	8,615,000	8,615,000

B.            CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.            REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.            RISK FACTORS

Risks Related to Our Business and Industry

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

Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivables. Despite our large number of clients (over 1,500 in Israel and abroad), a major and significant part of our sales is made to a limited number of customers (mainly the organized market). Our two largest customers, Shufersal Ltd. and Blue Square — Israel Ltd., accounted for 24% of our sales in 2009. We generally do not require and do not receive collateral from those customers, although we do require and receive collateral from most of the remainder of our clients in Israel to ensure security of collecting payments. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major clients defaults on its payment obligations to us, we will not possess sufficient security to collect the entire debt.

We depend on a small number of principal clients who have in the past bought our products in large volumes.  We cannot assure that these clients or any other client will continue to buy our products in the same volumes, on the same terms or at all.

Despite our wide dispersion of clients, we have two major clients, Shufersal Ltd. and Blue Square — Israel Ltd., both of which own, among other things, supermarket chains, who accounted for approximately 19% and 5%, respectively of our revenue during 2009.  We do not have long term purchase contracts with our clients, and our sales arrangements with our clients do not have minimum purchase requirements. We cannot assure that our major clients will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Their failure to do so may significantly reduce our sales. Losing one or more of them may adversely affect our business results. In addition, we cannot assure that we will be able to attract new customers.

We are dependent on our key personnel. The loss of any of our key personnel could have a material effect on our business.

We depend on a small number of technical staff, managers and directors, including management services provided to us by Zwi Williger and Joseph Williger, through management companies that they control, each of whom holds senior management positions with us. We do not have any key-man life insurance policy on either Zwi Williger or Joseph Williger. The loss of either or both of them could have a material adverse effect on our business and operations.

We are dependent on Arla Foods amba, or "Arla", and we also work with a limited number of other key suppliers.  If these suppliers raise prices or terminate their engagement with us, our operating results could be adversely affected.

               We are dependent on Arla, which supplies a high percentage (57% in 2009) of our dairy and dairy substitute products, although we are not dependent on any single supplier in respect of a majority of our products. Terminating the engagement with any supplier, Arla in particular, or a material change in the engagement terms for purchasing products from those suppliers may have an adverse affect on our results of operations. We have a distribution agreement with Arla pursuant to which we serve as Arla’s sole and exclusive agent and distributor in Israel of certain products for a five-year period beginning in March 2005. In July 2007, the agreement was amended and the exclusivity period was extended to ten years from March 2005.  See “Item 4.  Information on the Company – B. Business Overview – Suppliers”. If this supplier raises its prices, our operating results may be adversely affected. See "Increases or decreases in global prices have in the past, and in the future may continue to have a material adverse effect on our profitability. "We believe that there are alternative suppliers for purchasing our products; however, we cannot assure that the products of the alternative suppliers will become immediately available and that the terms of purchase will be similar to the current ones.

We may not be able to successfully compete with larger competitors who have greater operations, financial, marketing, labor and other resources than we have.

               The food distribution business in Israel is highly competitive. We face competition from existing competitors in respect of imported as well as locally manufactured food products. Local producers are not subject to the financial risks of importing food products or to governmental policies regarding taxation of imported food products to which we are subject. We may also face competition from potential newcomers to the food business as well as from existing importers and/or manufacturers not currently involved in the same lines of products as us. In addition, in the event we further expand our activity in the international food markets, we will also face competition from manufacturers and/or distributors from the locations in which we expand our activity. Certain of our current and potential competitors are substantially more established, benefit from substantially greater market recognition and have greater financial, marketing, labor and other resources than we have. If any of our competitors materially reduces prices, we may be required to reduce our prices in order to remain competitive. Such reductions, if effected, could have a material adverse effect on our financial condition and results of operations.

Increases or decreases in global product prices have in the past, and in the future may continue to have a material adverse effect on our profitability.

         In 2007, a number of our suppliers increased their product prices to us due to increases in milk, wheat, corn and rice prices.  This reduced our profitability during 2007.  The cost of food commodities and other food products is subject to cyclical and other market factors and may fluctuate significantly. As a result, our cost in securing these products is subject to substantial increases and decreases over which we have no control.  In addition, fuel costs, which represent the most significant factor affecting utility costs at our production facilities and our transportation costs are subject to wide fluctuations. We cannot assure that we will be able to pass on to customers the increased costs associated with the procurement of these products. Moreover, there has in the past been, and there may in the future be, a time lag between the incurrence of such increased costs and the transfer of such increases to customers. To the extent that increases in the prices of our products cannot be passed on to customers or there is a delay in passing on the increased costs to customers, we are likely to experience an increase in our costs which may materially reduce our margin of profitability.

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

         Increases or decreases in global product prices in the future may have a material adverse effect on our profitability.

Our results of operations may be adversely affected if we do not accurately predict the rate of consumption of our products.

We hold inventory of basic foodstuffs (such as preserved food, oils and rice) and other food products, and we accumulate inventories of these products based on our prediction of the consumption of these products.  If actual consumption does not meet the prediction, and the shelf life of such products expire or we cannot otherwise sell such products, this may materially and adversely affect our financial condition and results of operations. On the other hand, to the extent we do not have adequate inventory of these critical products (due, for example, to an emergency situation), we will not be able to meet the needs of our customers and our potential revenues may be adversely affected.

We may not successfully integrate our recent acquisitions.

In light of our acquisition of Shamir Salads (2006) Ltd., our success will depend in part on our ability to manage the combined operations of this company, to integrate the operations and personnel of this company together with our other subsidiaries into a single organizational structure, and to replace those subsidiary managers who have departed or may in the future leave our employ. There can be no assurance that we will be able to effectively integrate the operations of our subsidiaries and our acquired businesses into a single organizational structure. Integration of this operation could also place additional pressures on our management as well as on our key personnel. The failure to successfully manage this integration could have an adverse material effect on our results of operations.

We may be unable to anticipate changes in consumer preferences, which may result in decreased demand for our products.

Our success depends in part on our ability to anticipate the tastes and eating habits of consumers and to offer products that appeal to their preferences. Consumer preferences change from time to time and our failure to anticipate, identify or react to these changes could result in reduced demand for our products, which would adversely affect our operating results and profitability.

We may be subject to product liability claims for misbranded, adulterated, contaminated or spoiled food products.

We sell food products for human consumption, which involve risks such as product contamination or spoilage, misbranding, product tampering, and other adulteration of food products. Consumption of a contaminated, spoiled, misbranded, tampered or adulterated product may result in personal illness or injury. We could be subject to claims or lawsuits relating to an actual or alleged illness or injury, and we could incur liabilities that are not insured or that exceed our insurance coverage. Even if product liability claims against us are not successful or fully pursued, these claims could be costly and time consuming and may require management to spend time defending the claims rather than operating our business. A product that has been actually or allegedly misbranded or becomes adulterated could result in: product withdrawals, product recalls, destruction of product inventory, negative publicity, temporary plant closings, and substantial costs of compliance or remediation. Any of these events, including a significant product liability judgment against us, could result in a loss of confidence in our food products, which could have an adverse effect on our financial condition, results of operations or cash flows.

We may be adversely affected by any interruption to our storage facilities.

We store most of our products in two main locations – a logistics center warehouse situated in Yavne, Israel, and a factory and logistics center situated in Barkan, Israel, used for products being distributed to customers.  Any interruption to these storage facilities, whether by power failure, flooding or other event, would have a material impact on our ability to trade in the ordinary course.

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

Our operating results may be subject to variations from quarter to quarter depending on, among other things, the timing of sales campaigns and special events initiated by both us and our customers, the major Jewish holidays (such as the Jewish New Year and Passover), our ability to manage future inventory levels in line with business opportunities and anticipated customers’ demand, competitive developments in the market, changes in the rates of inflation in Israel and fluctuations in NIS/Dollar exchange rates. There can be no assurance that our sales or net income (if any) in any particular quarter will not be lower than the preceding and/or comparable quarter or that our sales or net income (if any) in a particular quarter will be indicative of our results of operations for the entire year. The trading prices of our ordinary shares may fluctuate significantly in response to variations in our operating results.

Our branded products may not be able to compete successfully with nationally branded products.

For sales of our branded products to retailers, the principal competitive factors are price, product quality and quality of service. For sales of branded products to consumers, the principal competitive factors are price and product quality. In many cases, competitors with nationally branded products may have a competitive advantage over our products primarily due to name recognition.

Competition to obtain shelf space for our branded products with retailers is primarily based on the expected or historical performance of our product sales relative to our competitors. The principal competitive factors for sales of our branded products to consumers are brand recognition and loyalty, product quality and price. Most of our branded competitors have significantly greater resources and brand recognition than we do.

Competitive pressures or other factors could cause us to lose market share, which may require us to lower prices, increase marketing expenditures, and/or increase the use of discounting or promotional programs, each of which would adversely affect our margins and could result in a decrease in our operating results and profitability.

If we are unable to protect our intellectual property rights, our competitive position could be compromised.

We market certain products under the trademarks “Willi-Food”, "Shamir Salads", “Pizza Top”, “Gold Food”, "Donna Rozza", "Manchow", "Bloose", "Krisponim", "Bubles" and “Gold Frost”.  Although we have registered trademarks for these brands, we cannot assure that the degree of protection these and other trademarks offer will be sufficient to protect our rights in these marks.

If our ordinary shares are delisted from Nasdaq, the liquidity and price of our ordinary shares and our ability to issue additional securities may be significantly reduced.

We may in the future fail to comply with the Nasdaq Capital Market regulations and listing requirements as to minimum net income, minimum number of shareholders and public float and other requirements, and as a result Nasdaq may initiate procedures to delist our ordinary shares from the Nasdaq Capital Market.

Since the beginning of 2009, our stock price has been trading in a range from $0.86 to $7.10 per share. Under Nasdaq’s Marketplace Rule 5450(a)(2), (“Rule”) any company whose share has a closing bid price less than $1.00 for 30 consecutive business days may be subject to a delisting proceeding instigated by Nasdaq. We now satisfy this requirement as our stock price is well above $1.00 per share. If we fail to meet the continued listing criteria defined under the Rule, our ordinary shares may be delisted from trading on the Nasdaq Global Market.

        Delisting from the Nasdaq Global Market could have an adverse effect on our business and on the trading of our ordinary shares. If a delisting of our ordinary shares were to occur, our shares would trade on the OTC Bulletin Board or on the “pink sheets”. The OTC Bulletin Board and “pink sheets” are generally considered to be less efficient markets, and this could diminish investors’ interest in our ordinary shares as well as significantly impact our share price and the liquidity of our ordinary shares.  Any such delisting may also severely complicate trading of our shares by our shareholders, or prevent them from re-selling their shares at/or above the price they paid. Furthermore, our relatively low trading volumes may make it difficult for shareholders to trade shares or initiate any other transactions.  Delisting may also make it more difficult for us to issue additional securities or secure additional financing.

In July 2003 and in November 2004, we received letters from the Nasdaq Stock Market informing us that we had failed to meet a continued listing requirement, that we have 500,000 publicly held shares, and that our ordinary shares were therefore subject to delisting from the Nasdaq Capital Market, unless a proper plan for complying with the requirement was presented. Following the receipt of the November 2004 letter, Willi Food Investments Ltd. and Mr. Joseph Williger sold 75,000 of our shares to the public and at the same time we distributed a one to one stock dividend to our shareholders. As a result of these actions, we then complied with the abovementioned listing requirements and the threat of delisting was removed.

One shareholder owns a large percentage of our shares.

As of the date of this Annual Report, Willi-Food Investments Ltd., which we refer to as Willi-Food, owned approximately 52.84% of our ordinary shares. Mr. Joseph Williger, who serves as Chief Executive Officer and director of our company and serves as Chairman of the Board of Willi-Food, held, as of June 21, 2010, approximately 21.48% of the outstanding shares of Willi-Food (approximately 21.72% on a fully-diluted basis). Mr. Zwi Williger, who serves as Chief Operating Officer and Chairman of the Board of our company and serves as a director and Chief Executive Officer of Willi-Food, held, as of June 21, 2010 approximately 34.54% of the outstanding shares of Willi-Food (approximately 34.93% on a fully-diluted basis).

Our Articles of Association do not provide for cumulative voting rights with respect to the election of directors and every resolution of the company in the general meeting of shareholders is deemed duly passed if passed by a simple majority of the shareholders present and voting unless another majority is required by the Israeli Companies Law or by our Articles of Association.

Our management could lose a major amount of its indirect ownership of our ordinary shares through litigation.

In 2008, Mr. Arcadi Gaydamak (“Gaydamak”) borrowed approximately NIS 76 million (US $20 million) from companies owned by Messrs. Zwi Williger and Joseph Williger (the “Williger Brothers”). These loans were secured by Gaydamak’s equity securities of Willi-Food, the parent company to G. Willi Food (“Parent”). The loans included a provision whereby the Williger Brothers had a call option to acquire the Parent equity if Gaydamak defaulted under the loans. InOn September 2008, Gaydamak defaulted under these loans, and accordingly the Williger Brothers increased their ownership of the Parent by exercising their call option to acquire such interests; Zwi Williger by 21.65% and Joseph Williger by 21.65%.

Gaydamak filed a lawsuit in Israel in September 2009 against the Williger Brothers and others, claiming, among other things, that the Williger Brothers did not rightfully exercise the call option. The Company is not a party to the lawsuit. The Williger Brothers have informed us that their legal counsel has advised them that the lawsuit is without merit, and that they intend to vigorously contest the dispute. The Williger Brothers indicated that their attorneys advised that, according to all the information and documents presented to them, that the Williger Brothers exercised the call options in a rightful and bona fide manner. We have been further advised that the loan agreements were breached by Gaydamak and, at the time of the breach, Gaydamak also declared that he had no intention of paying his debts to the Williger Brothers. At the same time, other creditors submitted significant claims against the assets of Gaydamak and placed attachments on his assets, and therefore a real risk arose that the Willi-Food securities would also be attached. Under these circumstances, in addition to the breach of the loan agreement, by not presenting all the required securities and other breaches, there was also a definite anticipatory breach of the loan payment and a real risk to the securities. Under these circumstances, management believes that the Williger Brothers clearly had the full right to exercise the call option and the lawsuit is without merit.

There are also currently criminal proceedings pending against Gaydamak in Israel for money laundering. Gaydamak left Israel a year and a half ago and the Company's management believes he resides in Russia. According to the judge in these proceedings, it is probable that he will not return to Israel. He was also convicted of a crime in France and sentenced to six years in prison. Israel has an extradition treaty with France, while Russia does not. Therefore, if he were to return to Israel he could face criminal penalties in Israel and France. The Williger Brothers have indicated to us that their lawyers advised them that if Gaydamak does not return to Israel to testify in the lawsuit, there is a very good chance that the lawsuit will be rejected by the court since Gaydamak failed to testify. Again, according to the Williger Brothers’ legal counsel, such lawsuit is presumably baseless and has a very low chance of success.

However, in the event the lawsuit is ruled against the Williger Brothers, their ownership interest in Willi-Food would be reduced (Zwi Williger from approximately 34.54% to approximately 17.04% and Joseph Williger from approximately 21.48% to approximately 3.98%) and Gaydamak would own a significant indirect interest in our company.

We are controlled by and have business relations with Willi-Food and its management.

Willi-Food, our controlling shareholder, is a holding company whose main asset is the ordinary shares it owns in our company.  Willi-Food currently does not directly conduct any material business.

Willi-Food, Mr. Zwi Williger, a 34.54% shareholder of Willi-Food, the Chairman of our Board of Directors and our Chief Operating Officer and a director and Chief Executive Officer in Willi-Food, and Mr. Joseph Williger, a 21.48% shareholder of Willi-Food, a director and our Chief Executive Officer and the chairman of the Board of Directors of Willi-Food, have been and continue in certain cases to be party to certain agreements and arrangements relating to our operations.  Such transactions include service and employment arrangements between each of Messrs. Joseph and Zwi Williger together with us, and a service agreement we have with Willi-Food.  All such transactions include consideration.

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

Also, the financial markets in the Unites States and other countries have experienced significant price and volume fluctuations, and market prices of public companies have been and continue to be extremely volatile. Volatility in the price of our ordinary shares may be caused by factors outside of our control and may be unrelated or disproportionate to our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely affected.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We are a relatively young company with limited accounting personnel and other resources with which to address our internal controls and procedures. In addition, we must implement financial and disclosure control procedures and corporate governance practices that enable us to comply, on a stand alone basis, with the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission, or the SEC, rules. For example, we will need to further develop accounting and financial capabilities, including the establishment of an internal audit function and development of documentation related to internal control policies and procedures. Failure to quickly establish the necessary controls and procedures would make it difficult to comply with SEC rules and regulations with respect to internal control and financial reporting. We will need to take further actions to continue to improve our internal controls. If we are unable to implement solutions to any weaknesses in our existing internal controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ordinary shares may be adversely impacted.

Our auditors will be required to attest to our evaluation of internal controls over financial reporting. Unless we successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with Section 404 of the Sarbanes-Oxley Act of 2002. As a result, our auditors may be unable to attest to the effectiveness of our internal controls over financial reporting. This could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect the price of our ordinary shares and our ability to raise additional capital.

All of our assets are pledged to creditors.

We have pledged substantially all of our assets to Bank Leumi Le’Israel, Bank Mizrahi-Tefahot Ltd. and Bank Hapoalim Ltd. in order to secure credit lines from each of these banks. If we were to utilize these credit lines, we expect that the proceeds from the sale of any of these assets may be used to prepay the principal amount owed on the credit lines secured by these pledges. As a result of these arrangements, our ability to dispose of pledged assets may require the consent of these banks, and our ability to incur further debt (whether secured or unsecured) is limited.

Risks Related to Our Location in Israel

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

A major part of our sales are made in Israel, and consequently our financial performance is dependent to a significant extent on the economy of Israel.  In recent quarters, the global economic instability and economic uncertainty have negatively impacted economic conditions in Israel.  A recession has started in Israel, and the unemployment rates have increased.  This has resulted in our customer base, both in the retail and in the wholesale markets, reducing their purchases from us, both in quantities and by purchasing lower cost food products.  A deterioration of the economic situation in Israel may erode the real wages and lower the buying power of our potential customers. This in turn may adversely affect our activities and business results.

We may be affected by political, economic and military conditions in Israel and the Middle East.

Political, economic and military conditions in Israel have a direct influence on us because our operations are located there. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect our operations. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the area. In December 2008, Israel was engaged in an armed conflict with Hamas in the Gaza Strip, in the southern region of Israel. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamic Shiite militia group, which disrupted most daily civilian activity in northern Israel. These events have at times caused considerable damage to the Israeli economy. As a result of the political and military situation, Israel’s economy has at times suffered considerably. Ongoing or revived hostilities related to Israel may have a material adverse effect on our business and on our share price.

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

Additionally, boycotts of products, prompted by political, religious or other factors, may affect our financial condition and results of operations. For example, the recent war on Gaza and the United Nations fact-finding mission on the Gaza conflict at the start of 2009, commonly known as the “Goldstone Report,” have found evidence that both Israeli forces and Palestinian militants committed serious war crimes and breaches of humanitarian law, which may amount to crimes against humanity. The Goldstone Report and the Gaza conflict has resulted in grass root boycott movements all over the world on Israeli products or boycotts on products that are distributed by Jews. If such boycott movements were to become widespread, it could have a significant impact on our revenues.

It will be extremely difficult to acquire jurisdiction and enforce liabilities against us, our officers and directors who are based in Israel.

We are organized under the laws of the State of Israel. The majority of our officers and present directors reside outside of the United States and most of our operations and assets, and assets of these persons are located outside the United States. As a result, it may not be possible for United States investors to enforce their legal rights, to effect service of process or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties against us, our directors or our officers under Federal securities laws. Moreover, we have been advised that Israel does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. Further, it is unclear if extradition treaties now in effect between the United States and Israel would permit effective enforcement of criminal penalties of the Federal securities laws. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions initiated in Israel.

Our international operations may be adversely affected by risks associated with international business.

We purchase food products from over 250 suppliers located around the world.  Therefore, we are subject to certain risks that are inherent in an international business. These include, but are not limited to:

●	varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

●	tariffs, customs, duties, quotas and other trade barriers;

●	difficulties in managing foreign operations and foreign distribution partners;

●	longer payment cycles and problems in collecting accounts receivable;

●	fluctuations in currency exchange rates;

●	political risks;

●	foreign exchange controls which may restrict or prohibit repatriation of funds;

●	export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

●	seasonal reductions in business activity in certain parts of the world; and

●	potentially adverse tax consequences.

Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated in Israel in January 1994 under the name G. Willi-Food Ltd. and commenced operations in February 1994. It changed its name to G. Willi-Food International Ltd. in June 1996. The Company's corporate headquarters and principal executive offices are located at 4 Nahal Harif  Street, Northern Industrial Zone, Yavneh, 81106, Israel.  The Company's telephone number in Israel is (972) 8-9321000.

In May 1997, the Company completed an initial offering to the public in the United States (the “Initial Public Offering”) of 1,397,500 units, each unit consisting of one ordinary share and one redeemable ordinary share purchase warrant.

In May 2001, the Company acquired all the shares of Gold Frost Ltd., which we refer to herein as Gold Frost, for NIS 336 thousand (USD 89 thousand). Gold Frost, which was registered in 1977 in Israel, is engaged in designing, developing and distributing frozen and chilled food products.

 In December 2004, the Company declared a stock dividend of 1 ordinary share for each outstanding ordinary share (an aggregate of 4,307,500 ordinary shares).

On March 9, 2006, the Company's subsidiary, Gold Frost, completed an initial issuance to the public on the London AIM market which yielded gross proceeds of NIS 36.5 million (USD 9.7 million).  Following this issuance, as of May 30, 2006, the Company held approximately 75.7% of Gold Frost's share capital. See “Item 10.  Additional Information – 10C.  Material Contracts”. During November 2007- January 2008, the Company purchased on the AIM market an additional approximately 14.3% of Gold Frost's share capital, reaching aggregate holdings of  up to  90% of Gold Frost's share capital.

On October 5, 2006 the Company raised $10.0 million through private placement of shares of its ordinary shares and warrants to institutional investors.  The Company issued a total of 1,652,893 ordinary shares at a purchase price of $6.05 per share, and the Company also issued warrants to purchase 561,982 additional shares at an exercise price of $8.00 per share. After deducting closing costs and fees, the Company received net proceeds of approximately $9.6 million.  See “Item 10.  Additional Information – 10C.  Material Contracts”.

On January 19, 2007, the Company established a fully-owned subsidiary in the US, WF Kosher Food Distributors LTD. ("WF") in order to acquire the operations and assets of Laish Israeli Food Products Ltd. ("Laish"), a U.S. importer and distributor of kosher food products for approximately $3.5 million in cash. The sources for the purchase price were a bank loan in the amount of $1.5 million taken by WF and cash on hand from the Company. On July 14, 2008 the Company announced that WF has ceased the activities of its operations effective immediately.  See “Item 10.  Additional Information – 10C.  Material Contracts".

In February 2007, the Company formed a joint global kosher trade and export company ("Baron") with the Baron family (an unrelated third party), kosher food exporters located in Israel. The Company owned a 50.1% interest in Baron, and the Baron family owned the remaining interest. Under the terms of the agreement, in consideration for the 50.1% interest in Baron, the Company paid $1 million in owner's loans that were converted into equity on April 1, 2008. Under the terms of the agreement, all of the food export operations of the Baron family were executed under the new entity, and Baron was engaged in the food export activities performed until then by the Baron family. On September 2, 2009, the Company signed an agreement to sell all of its holdings in Baron and to assign all of its rights and obligations to the Baron family. In exchange for the sale of shares and the assignment of rights and obligations, the Baron family agreed to pay US$ 937,500, which was paid to the Company on the date of execution of the agreement. As a result of the sale of the shares of Baron, the Company recognized a capital loss of NIS 1.5 million (USD 0.4 million). See “Item 10.  Additional Information – 10C.  Material Contracts".

Since April 2007, the Company operates from a logistics center situated in Yavne, Israel, that replaced the Company’s previous logistics center, located nearby, as well as the Company's use of numerous external warehouse facilities.  The logistics center was established in an effort to reduce the Company's operating costs, increase its logistical efficiency and to optimize its overall operational activity.  For more information, see "Item 4D. Property, Plants and Equipment."

In January 2008, Willi Food purchased 51% of the interests of Shamir Salads (2006) Ltd. ("Shamir"), an Israeli manufacturer and distributor of pre-packaged chilled kosher Mediterranean dips and spreads in Israel and abroad. See “Item 10.  Additional Information – 10C.  Material Contracts".

In February 2008, the Company's subsidiary Gold Frost purchased a 51% interest from the owners of a dairy distributor in Denmark Kirkeby International Foods A/S ("Kirkeby"), and the former owner remained with the remaining interest. In June 2009, Gold Frost signed an agreement to sell its 51% interest in Kirkeby to Kirkeby and/or to the former owner for $400,000. According to the terms of the agreement, an amount equal to the balance of outstanding invoices owed by Gold Frost to Kirkeby would be deducted as a down payment, and the remainder would be paid by deducting the purchase price by a pre-determined amount for each shipment of goods that Gold Frost would purchase from Kirkeby or from the former owner, and the balance of the consideration, if any, would be paid in April 2011.   See “Item 10.  Additional Information – 10C.  Material Contracts".

On May 20, 2008, a Special General Meeting of Gold Frost approved the cancellation of its ordinary share listing to the AIM Market of the London Stock Exchange.  The cancellation of Gold Frost's AIM admission took place on May 27, 2008.

On February 5, 2009, the Company launched a tender offer (as extended on March 5, 2009) to purchase from the holders of shares and/or depositary interests of Gold Frost all of the issued and outstanding share capital of Gold Frost which were not already held by the Company for a price of 5 pence per share or per depositary interest in cash.  The proposed tender offer was subject to, among others, the condition precedent that the number of shares and depositary interests duly tendered constitute, upon expiration of the offer period and together with the shares held by the Company at such time, more than 95 percent of the issued and outstanding share capital of Gold Frost.  Such condition was not met.  As a result, the Company did not purchase any of the Gold Frost shares that have been tendered.

On June 22, 2009, the Company launched a second tender offer to purchase from the holders of shares and/or depositary interests of Gold Frost all of the issued and outstanding share capital of Gold Frost which were not already held by the Company for a price of 7 pence per share or per depositary interest in cash. On July 27, 2009, the Company announced that it had successfully completed the second tender offer. As of the time of expiration of the tender offer, an aggregate of 2,706,388 Gold Frost shares and depositary interests were duly tendered. Such shares and depositary interests constituted, together with the shares held by the Company, more than 95% of the issued and outstanding share capital of Gold Frost. In accordance with Israeli law, the Company purchased all of the issued and outstanding Gold Frost shares and depositary interests which were not owned by the Company (including those not tendered in the tender offer) at the tender offer price and paid an aggregate amount of approximately £370,430 for all such shares and depositary interests.

On March 17, 2010, the Company raised a $20.0 million through a public offering of its ordinary shares.  The Company issued a total of 3,305,786 ordinary shares at a purchase price of $6.05 per share, and the Company also granted to the underwriter an option, exercisable within 30 days from the date of the public offering, to purchase up to an additional 330,579 ordinary shares. This option expired without the underwriter's exercise of such option. After deducting closing costs and fees, the Company received net proceeds of approximately $19.0 million.  See “Item 10.  Additional Information – 10C.  Material Contracts”.

The Company’s principal executive offices are situated at 4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106 Israel. The Company’s telephone number is 972-8-9321000, its fax number is 972-8-9321001, its e-mail address for communications is willi@willi-food.co.il and its Web site is www.willi-food.co.il.

CAPITAL EXPENDITURES

Our capital expenditures were $0.5 million, $0.8 million and $2.9 million for the three years ended December 31, 2009, 2008 and 2007, respectively. See "Item 4D.  Property, Plants and Equipment" for a description of the logistic center.

There are no currently material capital expenditures or divestures in progress.

B.	BUSINESS OVERVIEW

Overview

The Company is an Israeli-based company engaged, directly and through subsidiaries, in the development, import, export, manufacturing, marketing and distribution of a wide variety of over 1,000 food products world-wide. Most of the Company's sales are made in Israel with widespread demand in the Israeli marketplace, as well as products which cater to more select groups.

The Company purchases food products from over 250 suppliers located in Israel and throughout the world, including from the Far East (China, India, the Philippines and Thailand), Eastern Europe (Hungary, Poland, Latvia and Bulgaria), South America (Argentina, Ecuador and Costa Rica), the United States, Western and Northern Europe (The Netherlands, Belgium, Germany, Sweden, Denmark and France) and Southern Europe (Spain, Portugal, Italy, Turkey, Greece and Cyprus).

The Company's products are marketed and sold to over 1,500 customers in Israel and around the world (for example — to the United States, England, Belgium, France, Switzerland, Russia etc.), including supermarket chains, wholesalers and institutional consumers. The Company markets most of its products under the brand name “Willi-Food,” chilled salads under the name “Shamir Salads” and some of the chilled and frozen products under the brand name “Gold Frost.” Certain products are marketed under brand names of the manufacturers or under other brand names. In addition, the Company distributes some of its products on an exclusive basis, as described further below.

During the last three years, the Company has acquired controlling interests in several businesses and has formed joint ventures with other businesses. Some of these businesses were not successful and, accordingly, the Company sold them at prices similar to the original acquisition costs. The Company continues to re-evaluate its strategic position and to consider other business opportunities. As part of this re-evaluation, the Company is also considering forming strategic alliances with or entering into different lines of business. The Company has no current plans, arrangements or agreements with respect to any mergers, acquisitions, or additional financing.

As of June 21, 2010, the Company’s principal shareholder, Willi-Food, held approximately 52.84% of the Company’s outstanding share capital.  The primary assets of Willi Food are the Company’s ordinary shares.  See “Item 7.  Major Shareholders and Related Party Transactions”.  Willi Food’s securities are traded on the Tel Aviv Stock Exchange.

Business Strategy

The Company’s business strategy is:

●
to promote the “Willi-Food” and "Shamir Salads" brand names and to increase market penetration of products that are currently sold through, among other things, marketing efforts and advertising campaigns;

●	to expand its current food product lines and diversify into additional product lines, as well as to respond to market demand; and

●	to expand the Company's activity in the international food markets, mainly in the U.S. and Europe.

Utilizing management’s expertise in identifying market demand and preferences, as well as its sourcing abilities, the Company intends:

●	to continue to locate, develop and distribute additional food products, some of which may be new to Israeli consumers;

●	to increase its inventory levels from time to time both to achieve economies of scale on its purchases from suppliers and to more fully meet its customers’ demands;

●
to further expand the international food markets, mainly in the U.S. and Europe, by purchasing additional food distribution companies and/or increasing cooperation with local existing distributors and/or exporting products directly to the customer; and

●	to penetrate new markets within the Middle East through the establishment of business relationships and cooperation with representatives in such markets subject to a positive political climate.

The Company has developed certain trade relationships locally, as well as in areas administered by the Palestinian Authority, although current sales volumes to the Palestinian administered areas are low.

In addition, the Company has:

●	promoted the value of the “Willi-Food” brand and introduced additional food products to the Israeli marketplace under the brand name “Willi-Food”;

●	initiated sales in the U.S. and Europe; and

●	entered into arrangements with recognized manufacturers to market their products under their respective brand names, in addition to brand names under which the Company currently markets its products.

Segments

We import, manufacture, market and distribute two kinds of line segments: import segment and manufacturing segment.

Import Segment

We import, market and distribute a broad variety of over 600 food products. Sales of import segment products accounted for approximately 76% of our sales in 2009. These products are sold by us and by Gold Frost.

We aim to broaden the variety of products we import. We expect to launch additional new products into our product lines in the near future while continuing to develop new and innovative food products.

The principal products in the import segment product line are as follows:

●
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

●
Canned Fish:  including tuna (in oil or in water), sardines, anchovies, smoked and pressed cod liver, herring, fish paste and salmon. These products are primarily imported from the Philippines, Thailand, Portugal, Canada, Spain, Greece and Sweden.

●
Canned Fruit:  including pineapple (sliced or pieces), peaches, apricot, pears, cherries, mangos, litchis and fruit cocktail. These products are primarily imported from the Philippines, Thailand, Greece and Europe.

●	Edible Oils: including olive oil, sunflower oil, soybean oil, corn oil and rapeseed oil. These products are primarily imported from Belgium, Argentina, Turkey, Italy and Spain.

●
Dairy and Dairy Substitute Products:  including hard and semi-hard cheeses (parmesan, edam, kashkaval and emmental), molded cheeses (brie, camembert and danablu), feta, Bulgarian cheese, butter, butter spreads, margarine, melted cheese, cheese alternatives, condensed milk and others. These products are primarily imported from Greece, Denmark, Bulgaria, Italy, The Netherlands and the United States.

●
Dried Fruit, Nuts and Beans:  including figs, apricots, prunes, papaya, pineapple, sunflower seeds, walnuts, pine nuts, cashew nuts and peanuts. These products are primarily imported from Greece, Turkey, India, China, Thailand and the United States.

●
Other Products:  including, among others, instant noodle soups, coffee creamers, lemon juice, halva, Turkish delight, cookies, vinegar, sweet pastry and crackers, sauces, corn flour, pastes, rice, rice sticks, pasta, spaghetti and noodles, breakfast cereals, corn flakes, instant coffee, rusks, coconut milk, and ouzo. These products are primarily imported from The Netherlands, Germany, Romania, Italy, Greece, Belgium, the United States, Scandinavia, China, Thailand, Turkey, India, and South America (including Argentina).

Manufacturing Segment

We manufacture, market and distribute a broad line of over 400 Mediterranean style chilled salads. The products are manufactured in our logistics center at the industrial zone in Barkan, Israel and are distributed across the country and to several clients abroad. Sales of manufacturing segment products accounted for approximately 24% of our sales in 2009. These products are sold in a variety of sizes and types of receptacles and are intended for use by the individual consumer as well as by the institutional consumer food markets.

We aim to broaden the variety of manufacturing products we distribute.

The principal products in the manufacturing segment product line are Chilled Salads: including hummus, tehina, avocado, eggplant, potato, carrot, tomato, egg, red beet, hot pepper, cabbage, olive, tuna, mushrooms, cherub, coleslaw and ikra salads.

Export Segment

We recently shut down our export segment after selling our holdings in Baron and selling Gold Frost’s holdings in Kirkeby. The operating data of the export segment is presented as a discontinued operation in our financial statements.

Products

The products (import and manufacturing segment) that generated the largest sales volume for the year ended December 31, 2009 were chilled salads (24% of sales), dairy and dairy substitute products (18% of sales) and canned vegetables (17% of sales).

The products (import and manufacturing segment) that generated the largest sales volume for the year ended December 31, 2008 were chilled salads (24% of sales), dairy and dairy substitute products (17% of sales) and canned vegetables (16% of sales).

The products (import and manufacturing segment) that generated the largest sales volume for the year ended December 31, 2007 were dairy and dairy substitute products (24% of sales), canned vegetables (24% of sales), canned fish (15% of sales) and edible oils (13% of sales).

Most of the products that we import and market are approved as Kosher by, and/or under the supervision of, various supervisory institutions including the Chief Rabbinate of Israel, Chug Chatam Sofer, certain Jewish organizations administering Kashrut procedures and certifications (such as the Union of the Orthodox Jewish Congregation of America (referred to as OU), Badatz Igud Harabanim Manchester, OK, Circle K and Triangle K) and rabbis of local Jewish congregations abroad. See “Government Regulation”.

Our products are packaged by various manufacturers and suppliers abroad and labeled with Hebrew, English and, in certain cases, Arabic and Russian labels, in accordance with our instructions and requirements and in accordance with applicable law. See “Government Regulation”.

Suppliers

Import Segment

We are not a manufacturer in the import segment; we purchase final food products only. We purchase food products from over 150 suppliers, including suppliers located in Israel, the Far East (China, India, the Philippines and Thailand), Eastern Europe (Hungary, Poland, Latvia and Bulgaria), South America (Argentina, Ecuador and Costa Rica), the United States and in Western, Northern and Southern Europe (Sweden, Denmark, Greece, The Netherlands, Italy, Portugal, Spain, Belgium, Germany, France, Turkey and Cyprus).

In addition, we actively maintain contact with approximately 150 suppliers world-wide through which we assess, on an on-going basis, world market trends, fluctuations in prices, international trends, and other issues relevant to our business. Our management and personnel visit food trade fairs world-wide on a regular basis and endeavor to create new business relationships with potential suppliers.

Certain of the import segment products we import are seasonal agricultural products, such as artichokes, cherries, mushrooms and peaches. In order to assure ourselves a continued supply of these seasonal items, we generally make arrangements with the producers of such products at the beginning of the season for the terms of purchase of such items for the upcoming year.

A substantial portion of our purchases from suppliers in the import segment is made in US Dollars (such as purchases from the Far East, the United States, South America and certain European countries) with the remaining purchases usually made in Euros and other foreign currencies (e.g., Swedish Kronas). Supply is generally made to us against letters of credit for a period of up to 90 days.

Manufacturing Segment

In the case of the manufacturing segment, Shamir manufactures all of the chilled salads. In the manufacturing segment, we purchase raw ingredients from over 60 non-exclusive local suppliers to manufacture the chilled salads. Most of those purchases are denominated in NIS.

General

We are not dependent on any given supplier for the supply of a majority of our products. We purchase most of our products from several suppliers. We are dependent on one source of supply — Arla from Denmark — with respect to a large part of our dairy and dairy substitute products — a part of the import segment. A distribution agreement between us and Arla grants us an exclusive and non-transferable right to market and distribute cheese and butter products manufactured by Arla and its affiliated companies in Israel. Our exclusivity is subject to our purchase of certain minimum quotas of products. The agreement was signed in March 2005 for a period of 5 years. In July 2007, the agreement was extended for a period of 10 years from March 2005 and is renewable automatically for a further period of five years, unless notice of termination is provided by either party. Arla has the right to terminate the agreement on three months notice under certain circumstances, including in the case of the death or permanent incapacity of Zwi Williger or his ceasing to be involved in our business or if we fail to satisfy its minimum purchase requirements under the agreement.

We do not generally enter into written agency or other agreements with our suppliers. However, we have written agreements with 18 foreign suppliers from the import segment that confirms our exclusive appointment as the sole agent and/or distributor of such suppliers, either with respect to a specific product or with respect to a line of products, within the State of Israel. These exclusivity rights have generally been granted for periods of 12 – 24 months and are automatically extendable unless terminated by either party upon prior notice, and in certain cases are conditioned upon our compliance with certain minimum purchase requirements. The suppliers from which we received such letters of confirmation accounted for 28% and 27% of our purchases in 2009 and in 2008, respectively. In a few instances we did not fulfill our commitment to the minimum purchase requirements, but since the commencement of our activities, no supplier has terminated its agreement with us due to our failure to comply with the minimum purchase requirements. Our purchases are not motivated by a desire to meet minimum purchase requirements, and the considerations in purchasing products from these suppliers are identical to those for purchasing from other suppliers.

The following table represents the percentage of purchases of non-preserved products by the Company from suppliers who accounted for more than 10% of the total purchases in the years 2009 and 2008:

Supplier	2009	2008
Arla	*	12%
                                                                         * less than 10%

The average volume of our credit balance with our suppliers amounted in 2009 to NIS 47.3 million (US$12.5 million) consisting of 79 days of suppliers credit on average, in 2008 to NIS 48.6 million (US$12.9 million) consisting of 62 days of suppliers credit on average and in 2007 to NIS 31.0 million (US$8.2 million) consisting of 58 days of suppliers credit on average.

Customers

The Company's products (import and manufacturing segments) are marketed and sold to over 1,500 customers throughout Israel and outside of Israel.

The Company's customers generally fall within one of the following two groups:

●	large retail supermarket chains in the organized market, and

●	private supermarket chains, mini-markets, wholesalers, manufactures, institutional customers and the customers in the Palestinian Authority referred herein as the "private sector".

The first major group includes the largest Israeli supermarket chains in the organized market in Israel, including: (i) Shufersal Ltd. (including the chains: Shufersal Deal, Shufersal Big, Shufersal Sheli, Shufersal, Yesh and Katif); (ii) Blue Square Israel Ltd. (which also includes MegaCenter, MegaBool and Shefa Shuk); and (iii) Co-Op Israel (which also includes Co-Op Jerusalem, Mister Zol, Pashut Zol and M.M.N). The Company contracts with the supermarket chains in the organized market through the buyers in the head office of the supermarket chain, and then the Company receives orders from the logistic center or directly from their stores. Merchandise is then delivered directly to each branch or to the supermarket’s chain distribution center.

The second major group includes private supermarket chains, mini-markets, wholesalers, food manufacturers, institutional consumers, such as catering halls, hotels, hospitals and food service companies and food producers, and customers in the Palestinian Authority.

The Company's sales, by customer group, for the years ended December 31, 2009 and 2008 are as follows:

	Percentage of Total Sales Year Ended December 31
Customer Groups	2009	2008
Supermarket Chains in the organized market	28%	23%
Private Supermarket Chains, mini-markets, wholesalers, manufacturers, institutional consumers and the customers in the Palestinian Authority	72%	77%
	100%	100%

The Company's largest customer (a supermarket chain in the organized market) accounted for 19% and 20% of the Company's sales in 2009 and 2008, respectively.

The loss of this major customer would have a material adverse effect on the Company’s financial condition and results of operations. The Company is seeking to expand its operations in other areas so as to reduce its dependence on any single significant customer.

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

These incentives typically range from 5% to 7.5% of our annual sales to such customers and are generally paid at the beginning of each year with respect to the previous year’s sales.  These arrangements also generally include specific exclusions, such as direct or joint importing of products that are not considered for purposes of such incentives. Certain of these commitments are not evidenced in written agreements. For the years ended December 31, 2009, 2008 and 2007, we paid and/or are obligated to pay approximately NIS 3,970 thousand (USD 1,052 thousand), NIS 4,686 thousand (USD 1,241 thousand) and NIS 3,774 thousand (USD 1,000), respectively, with respect of such incentives.

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

The average aggregate debit balance of the Company's customers with the Company amounted in 2009 to NIS 74.8 million (USD 19.8 million) and the average time period within which our accounts receivable were paid was 91 days, in 2008 to NIS 83.3 million (USD 22.1 million) and the average time period within which our accounts receivable were paid was 81 days and in 2007 the average aggregate debit balance of the Company's customers with the Company amounted to NIS 67.6 million (USD 17.9 million) and the average time period within which our accounts receivable were paid was 95 days.

In the event that a client does not respect its financial commitments, the Company may elect to foreclose on the collateral or the promissory note given by customers in the private sector.  In 2007-2009, no significant use of this means was implemented.

 The Company strives to minimize its credit risks by constantly reviewing the credit it extends to customers versus the security it receives. As a result, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so.

In July 13, 2005, Club Market Marketing Chains Ltd., one of the three largest food chains in Israel, owner of 114 stores and a major customer of the Company, encountered major financial difficulties, announcing that it could not pay its debts to its creditors. The District Court of Tel Aviv accepted Club Market's petition for a stay of procedures against it and appointed receivers for Club Market. On August 28, 2005, the court allowed the sale of Club Market to Shufersal, subject to several conditions.  As of September 1, 2005, Club Market's activities were substantially transferred to Shufersal.  This merger of two of the three largest food chains in Israel strengthened Shufersal's buying power with local food suppliers (such as the Company) and the dependency of local food suppliers on Shufersal has grown.

The Company submitted a claim of debt with the receivers with respect to Club Market's debt to the Company, amounting to NIS 6.5 million (USD 1.7 million), including VAT (NIS 5.5 million net of VAT (USD 1.5 million), as of July 13, 2005. As of the date of this Annual Report, the Company has received approximately NIS 2.6 million (USD 0.69 million).   In view of this claim and the ratification of the creditors' arrangement by the court on December 12, 2005, the Company is expected to receive a proportional share of its claim of debt. The Club Market receivers established the rate of payment to be approximately 51% of the total debts.  The receivers have approved the Company's claim of debt in the amount of NIS 5.6 million (USD 1.48 million), including the NIS 2.6 million (USD 0.69 million) already received by the Company.  There is no assurance as to the portion of the debt owed by Club Market that will actually be paid to the Company.

         The Company's bad debt expenses for the years ended December 31, 2009, 2008 and 2007 amounted to NIS 456 thousand (USD 121 thousand), NIS 702 thousand (USD 186 thousand) and NIS 129 thousand (USD 34 thousand), respectively.

Distribution, Marketing and Sales

The Company principally distributes and markets its products on its own. The Company markets its products via internal sales agents, though in cases of sales of certain products to clients situated in different areas of Israel, the Company distributes products through external distributors with whom it does not have exclusivity agreements. Sales by these distributors are not significant.

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

Sales are made by the placement of customers’ orders (except for part of the dairy and dairy substitute products), which are directed to the Company’s regional office and placed by the sales personnel or directly by the customers. Orders are delivered by the Company’s transport network (including 11 refrigeration trucks, eight regular trucks and four combined trucks) and by independent transporters. In certain cases, the Company transports products directly from port to customers, utilizing the services of independent transporters. In some instances, the Company transfers the merchandise to the logistic centers of the supermarket chains, and the supermarket chains themselves are responsible for the distribution of the merchandise to their chain stores for a commission charged to the Company.

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

In the import segment, the Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 45 days. Occasionally, the Company may take advantage of low priced merchandise and purchase larger amounts than usual of a product with long shelf life. In those cases, the inventory quantities may be even higher than 70 days. Products ordered by customers in full container loads are generally forwarded directly to the customers’ facilities without being stored in the Company’s facilities. In the manufacturing segment, the Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 20 days. The Company does not regularly maintain a significant backlog of orders from customers; orders received by customers are generally filled within one week.  The Company’s inventory as of December 31, 2009 amounted to NIS 44.8 million (USD 11.9 million) compared with NIS 34.4 million (USD 9.1 million) as of December 31, 2008.

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

The Company maintains close contact with its consumer markets in an effort to be attentive to market needs, market trends, demand for certain products and their value to the market. The Company also regularly gathers information on new products manufactured world-wide, including by attending food exhibitions and maintaining close relations with manufacturers and suppliers world-wide.

The Company is responsible for the products it markets in Israel under the Israeli Law of Defective Products, 1980, and it has also purchased an insurance policy for product liability.

Seasonality

Each year as the Passover and Rosh Hashana festivals approach, the Company usually increases its inventories in order to provide a fast response to the market's demand.  Usually there is an increase in the Company’s sales prior to the Rosh Hashanah holiday (celebrated in September-October) and the Pesach (Passover) holiday (celebrated in March-April). Despite the impact of the holiday season on the Company’s activities, the Company’s quarterly sales are not materially affected as a result of these holiday seasons.

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

To the Company's knowledge, several of its competitors (Shemen, Tet-Bet and Solbar with respect to edible oils, Fodor (Starkist and Yona), Posidon and Williger of the Neto Group, Filtuna, the new Vita Pri HaGalil and Shastowits with respect to fish products, the new Vita Pri HaGalil, Yachin-Zan laKol, Williger of the Neto Group, Alaska and Johnson with respect to canned vegetable and canned fruit products, Osem, Barila, the new Vita Pri HaGalil, Williger of the Neto Group and Tomer with respect to pasta products, Tnuva, Tara, Strauss, Siman, Machlvot Gad and Meshek Zuriel with respect to dairy and dairy substitute products, Strauss, Osem, Miki's salads, Mashani and Yad-Hamelech salads with respect to chilled salads, for example) are substantially more established, have greater market recognition and have greater financial, marketing, human and other resources than those of the Company. If any of the Company’s major competitors materially reduces prices, the Company would experience significantly more competitive pressure and a decrease in profitability. The Company cannot predict whether it could successfully compete with these pressures and, if it were unable to do so, the Company’s business would be adversely impacted.

The Company's management does not have precise information regarding the extent of the import of food products to Israel. However, it believes it is currently one of the leading companies in Israel in its line of products.

The Company endeavors to compete by reacting to the availability of products, their prices, offers for performing transactions and business opportunities while diversifying sources of supply as well as following the selling prices of competing products and setting product prices according to changing market conditions.

Intellectual Property Rights

The Company markets certain products under the trademark “Willi-Food,” which was approved for registration in Israel in May 1997 for certain uses relating to the food industry. In 2001, the trademark's validity was extended for an additional fourteen years (until 2015). The Company markets certain products under the trademark “Gold-Frost,” which was registered in Israel in February 2002. The Company also markets certain products under the trademark “Shamir Salads,” which was registered in Israel in January 1995.

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

The Company also markets cheeses and cheese substitutes under the trademark "Bloose," which was registered in Israel in October 2007, markets breakfast cereals under the trademark "Bubles," which was registered in Israel in December 2006, markets snacks under the trademark "Krisponim," which was registered in Israel in January 2007, markets edamame soybeans under the trademark "Manchow," which was registered in Israel in June 2007, and markets the trademark "Habulgaria," which was registered in Israel in February 2009.

The Company also markets sardines under the trademark "Selective", which was registered in Israel in February 2009 for different uses in the food industry.

The Company also markets pasta and sauces under the trademark "Donna Rozza," which was registered in Israel in August 2005 for different uses in the food industry.  Other products marketed by the Company under their original brand name are “Completa”, "Raskas", " Danesita ", "Nobeleza Gaucha", "Hazer Baba", "Sera", "Daawat", "Zanetti", "Ferro", "Hahne", "Arla" and "Lurpak". The Company imports several products for the Shufersal chain under the brand name “Shufersal”. The Company also imports several products for the Co-Op Israel chain under the brand name “Kochav Habait”.

There can be no assurances as to the degree of protection registration of the Company’s trademarks will afford. In 2009 and 2008, the Company applied for three new trademarks and in relation to one of them the Company received some objections. There is no certainty that these trademarks will be registered as the Company requested.

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

Most of the products which the Company imports and markets in the import segment are approved as Kosher by and/or under the supervision of various supervisory institutions including, the Chief Rabbinate of Israel, Chug Chatam Sofer, certain Jewish organizations administering Kashrut procedures and certifications (such as the Union of the Orthodox Jewish Congregation of America (OU), Badatz Igud Harabanim Manchester, OK, Circle K, Triangle K, etc.) and rabbis of local Jewish congregations abroad. Such procedures include, in certain cases, personal supervision by a Kashrut supervisor sent by such institutions to the manufacturing facilities from which the Company purchases products, who is present at the plant during the processing of the product. Under Israeli law, the Company is required to ascertain that the kosher foodstuffs which it offers for sale bear kosher certification approved by certain authorities, such as the Chief Rabbinate of Israel, and also bear the name of the individual authorized to certify such product.  Not all products marketed by the Company have been so certified, although they do bear certain kosher certification from other certification bodies. The expenses for obtaining the Kashrut approval are relatively low.

Most of the products which the Company manufactures are approved as Kosher by and/or under the supervision of Badaz Ha'eda Hacharedit (except for "Kosher to Passover" products) and the Chief Rabbinate of Israel.

C.	ORGANIZATIONAL STRUCTURE

The Company’s principal shareholder, Willi Food, as of June 21, 2010, held approximately 52.84% of the Company’s outstanding share capital. The primary assets of Willi Food are the Company’s ordinary shares. Willi Food was established on November 27, 1992 and its securities have been traded on the Tel Aviv Stock Exchange since January 1993.

The Company, as of June 21, 2010, had three active subsidiaries:

Subsidiary	Jurisdiction of Organization	Company's Ownership Interest
Gold Frost	Israel	100%
W.F.D.	Israel	100%
Shamir	Israel	51.0%

The offices of Gold Frost and W.F.D, our wholly owned subsidiary, are located in Yavne, Israel, at the offices of the Company.

The offices of Shamir are located in Barkan, Israel.

    Gold Frost

In May 2001, the Company acquired all the shares of Gold Frost in consideration for NIS 336 thousand (USD 89 thousand). Gold Frost, which was registered in 1977 in Israel, is engaged in designing, developing and distributing frozen and chilled food products. The Company purchased Gold Frost in order to take advantage of Gold Frost’s know-how in importing frozen and chilled products as well as of its well known brand name in the Israeli market. Gold Frost distributes over 100 products, usually packed for private consumers (in cans, jars, containers and plastic sealed and vacuumed packages), but also for institutional consumers and labeled in Hebrew, English, and in certain cases, Arabic and Russian. Gold Frost markets certain products under the trademarks “Gold Frost” and “Willi Food” which are registered in Israel. Gold Frost is working towards broadening the variety of products that it develops and distributes. The mission of Gold Frost is to develop low fat, low cholesterol dairy chilled and frozen products aimed at the kosher and health conscious consumer market.

On March 9, 2006, Gold Frost completed an initial issuance to the public on the London AIM market which yielded gross proceeds of NIS 36.5 million (USD 9.7 million). Following this issuance, as of May 30, 2006, the Company held approximately 75.7% of Gold Frost's outstanding share capital. During November 2007- January 2008, the Company purchased on the AIM market an additional approximately 14.3% of Gold Frost's outstanding share capital, reaching an aggregate holdings of  up to  90% of Gold Frost's share capital. On May 20, 2008, a Special General Meeting of Gold Frost approved the cancellation of its ordinary share listing to the AIM Market of the London Stock Exchange.  The cancellation of Gold Frost's AIM admission took place on May 27, 2008.

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

On June 22, 2009, the Company launched a second tender offer to purchase from the holders of shares and/or depositary interests of Gold Frost all of the issued and outstanding share capital of Gold Frost which were not already held by the Company for a price of 7 pence per share or per depositary interest in cash. On July 27, 2009 the Company announced that it had successfully completed the second tender offer. As of the time of expiration of the tender offer, an aggregate of 2,706,388 Gold Frost shares and depositary interests were duly tendered. Such shares and depositary interests constituted, together with the shares held by the Company, more than 95% of the issued and outstanding share capital of Gold Frost. In accordance with Israeli law, the Company purchased all of the issued and outstanding Gold Frost shares and depositary interests which were not owned by the Company (including those not tendered in the tender offer) at the tender offer price and paid an aggregate amount of approximately £370,430 for all such shares and depositary interests.

On February 28, 2006, a relationship agreement between Gold Frost, the Company and others was signed, defining the relationship between the two companies. See “Item 10. “Additional Information – 10C. Material Contracts”.

Baron

On February 2007, the Company formed a joint global kosher trade and export company ("Baron") with the Baron family (an unrelated third party), kosher food exporters located in Israel. The Company owned a 50.1% interest, and the Baron family owned the remaining interest.  Under the terms of the agreement, all of the current food export operations of the Baron family were to be executed under the new entity. On September 2, 2009, the Company signed an agreement to sell all of its holdings in Baron and to assign all of its rights and obligations to the Baron family. In exchange for the sale of shares and the assignment of rights and obligations, the Baron family agreed to pay US$ 937,500, which was paid to the Company on the date of execution of the agreement. As a result of the sale of the shares of Baron, the Company recognized a capital loss of NIS 1.5 million (USD 0.4 million). For more information see "Item 4. Information on the Company – 4A. History and Development of the Company" and "Item 10. Additional Information – 10C. Material Contracts."

W.F.D.

Since November 1995, the Company incorporated a wholly-owned subsidiary, W.F.D.  The Company occasionally imports certain products through this subsidiary, which then sells these products to the Company. W.F.D. has no assets, facilities or obligations, other than those amounts owed to suppliers overseas with respect to products purchased from them. W.F.D. had no sales for each of the last two years

Shamir

In January 2008, the Company purchased 51% of the interests of Shamir Salads (2006) Ltd. ("Shamir"), an Israeli manufacturer and distributor of pre-packaged chilled kosher Mediterranean dips and spreads in Israel and abroad.

For more information see "Item 4. Information on the Company – 4A. History and Development of the Company" and "Item 10. Additional Information – 10C. Material Contracts."

WF

On January 19, 2007, the Company established a wholly-owned subsidiary in the US, WF, in order to acquire the operations and assets of Laish, a U.S. importer and distributor of kosher food products for approximately $3.5 million in cash. The sources for the purchase price were through a bank loan in the amount of $1.5 million taken by WF and cash on hand from the Company.

On July 14, 2008 the Company announced that WF has ceased the activities of its operations effective immediately. For more information see "Item 4. Information on the Company – 4A. History and Development of the Company" and "Item 10. Additional Information – 10C. Material Contracts."

    Kirkeby

In February 2008, the Company's subsidiary, Gold Frost, purchased a majority interest from the owners of a dairy distributor in Denmark, Kirkeby International Foods A/S ("Kirkeby"). Gold Frost currently holds a 51% interest in Kirkeby, and the former owners remained with the remaining interest. In June 2009, Gold Frost signed an agreement to sell its 51% interest in Kirkeby to Kirkeby and/or to the former owner for $400,000. According to the terms of the agreement, an amount equal to the balance of outstanding invoices owed by Gold Frost to Kirkeby would be deducted as a down payment, and the remainder would be paid by deducting  the purchase price by a pre-determined amount for each shipment of goods that Gold Frost would purchase from Kirkeby or from the former owner, and the balance of the consideration, if any, would be paid in April 2011. For more information see "Item 4. Information on the Company – 4A. History and Development of the Company" and "Item 10. Additional Information – 10C. Material Contracts."

D.	PROPERTY, PLANTS AND EQUIPMENT

The Company's principal executive offices are situated at a logistic center in the northern industrial zone of Yavne, at 4 Nahal Harif St., Israel, 35 km south of Tel-Aviv. The Company purchased the land on which its current logistic center is located from Titanic Food Ltd. ("Titanic”), a private Israeli company controlled by Messrs. Joseph Williger, the Company's Chief Executive Officer and a director, and Zwi Williger, the Company's Chief Operating Officer and Chairman of the Board, at the same price that it was purchased by Titanic, in August 2005. The logistic center is 8,600 square meters (approximately 77,400 square feet) and is located on a plot of 19,000 square meters (approximately 171,000 square feet). The current logistic center replaced the Company’s previous logistic center, located nearby, which the Company leased from Titanic. The Company moved to the current logistic center in order to save the Company the expenses of using storage services in free warehouses, as described below, and in order to improve the Company's operation. The new logistic center was financed mainly by the funds that were raised in the private placement in October 2006. From the transition to its current logistic center, until the end of 2009, the Company's usage of storage services in free warehouses has been immaterial.

Before the transition to the current logistic center, the Company also utilized free warehouses services, mainly in the area of the Ashdod seaport. The Company was charged only for storage per container (i.e., there is no charge for rental while the Company does not use the free warehouse services). The Company's expenses for usage of free warehouses services in the years 2009 and 2008 – NIS 133 thousand (USD 35 thousand) for the year ended December 31, 2009 and NIS 225 thousand (USD 60 thousand) for the year ended December 31, 2008. The expenses of these services for the years ended December 31, 2007 were NIS 541 thousand (USD 143 thousand).

As of December 31, 2009, the Company owned 11 refrigeration trucks (each with a capacity of 2.5 to a 6.5 tons), eight regular trucks (each with a capacity of 10 to 15 tons) and four combined trucks (each with capacity of 5.5 to 8.6 tons).  Pursuant to the Transfer Agreement with Gold Frost, ten trucks and one private car were sold as of January 1, 2006 from the Company to Gold Frost. See Item 7. “Major Shareholders and Related Party Transactions - 7B.  Related Party Transactions – Transfer Agreement”. The above mentioned transfer was implemented in order to allow Gold Frost to market its products on its own accord.

Since January 22, 2008, the Company has been operating the Yavne facility under a municipal business license as required under Israeli applicable law. The license has been granted permanently.

The total investment in the new logistics center (including the land which the Company purchased from Titanic) until December 31, 2009 amounted to NIS 42,426 thousand (USD 11,239 thousand).

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

                The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and the related Notes thereto submitted in this Annual Report. The Company's financial statements as of December 31, 2009 and for the year then ended have been prepared in accordance with IFRS and interpretations issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles or U.S. GAAP. In accordance with the instructions of the Israeli Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS)”, which was published in July 2006, we adopted IFRS as issued by the IASB, with effect from January 1, 2008, based upon the guidance in IFRS 1, "First-time adoption of IFRSs", and have prepared our financial statements according to IFRS. Following our adoption of IFRS, as issued by the IASB, we are no longer required to reconcile our financial statements prepared in accordance with IFRS to U.S. GAAP.

The Company is engaged, directly and through its subsidiaries, in the design, import, manufacture, marketing and distribution of a broad range of food products purchased from over 210 suppliers worldwide and marketed throughout Israel and abroad. The products imported or manufactured by the Company are marketed in Israel and sold to over 1,500 customers, including supermarket chains, mini-markets, wholesalers, manufacturers and institutional consumers.  The Company also sells its products outside Israel to a variety of customers world-wide (such as in the U.S., England, Belgium, France, Switzerland and Russia).

The Company was incorporated in Israel in January 1994 and commenced operations in February 1994.

Since mid 2009, the Israeli market began to recover from the global economic recession that took place at the end of 2008 and in the beginning of 2009. Since then, there have been signs of improvement in some economic indicators (for example – raw commodity, consumption per person, commodity per person). The Company believes that it has successfully coped with the recession and the changes in the economic environment that affected the Company's local market as well as its customers. The Company also believes that the measures that it took - (including expanding our product lineup, introducing new products, and increased sales of higher margin products and adjusting the sale prices of the Company's products to consumers in accordance with product prices of the Company's suppliers), are positioning the Company for future growth and that it has taken the appropriate measures to position the Company for a stronger fiscal 2010. The Company remains focused on maximizing long-term profitability and the Company believes that it will continue to benefit from a multi-channel approach and broad kosher product base that addresses a trend toward more health-conscious food choices. The Company will continue to focus on controlling expenses and production costs to keep its prices competitive.

The Company is also carefully reviewing its merger and acquisition strategy.  The U.S. remains a strategic region of interest for the Company, and for now, the Company is seeking more customers to whom it can distribute its products, and in particular, customers who wish to grow their volume and diversify their line of premium kosher products. The Company's strategy is to leverage its global supplier relationships and expertise in product development and to capitalize on the growing demand for innovative kosher products for both kosher and health minded consumers in the U.S. The Company believes that the health benefits of eliminating animal fats in the ‘kosherizing’ process in its dairy products makes its products attractive to consumers looking for better tasting, low-cholesterol and low-fat alternatives.

For convenience purposes, the financial data for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 has been translated into U.S. Dollars using the representative exchange rate. This rate as of December 31, 2009 was NIS 3.775 = USD 1.00.

The Company is not involved in any off balance sheet transactions or long-term contractual obligations.

Critical Accounting Policies

Management’s discussion and analysis is based upon the consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB for all reporting periods presented. The use of IFRS Standards requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting accounting periods presented.  These estimates include, among other things, assessing the collectability of accounts receivable and the use of recoverability of inventory. Actual results could differ from those estimates. The markets of the Company’s products are characterized by intense competition and a rapid turnover of products and frequent introductions of new products, all of which may impact future ability to value the Company’s assets.

The following critical accounting policies may affect significant judgments and estimates used in the preparation of the consolidated financial statements.

1.
Revenue Recognition – Revenue is measured at the fair value of the consideration received or receivable. Management estimates are required to determine the amounts to be reduced for estimated customer returns, rebates and other credits.

Allowance for customer returns -
In determining the accrual for customer returns, Management considers past experience for the each specific type of the products as well as the Company's ability to utilise the product returned.

Allowance for Rebates and other credits -
Allowance for rebates is determined based on expected level of revenues volumes applied to the rebate percentage agreed with the customer. Other credits relate primarily to disagreements with customers over prices and quantities. The determination of the allowance for other credits is highly subjective and management can exercise great deal of discretion over this determination. For our primary customers, allowance for other credits is determined based on past experience of collecting such differences, the aging of the balance and the Company’s familiarity of the customer. Changes in these assumptions could affect our future results of operations.

2.
Inventories – Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

We value our inventories at the lower of cost and net realizable value.

Cost is determined as follows:

Raw material, components and packaging	-	by the "first-in, first-out" method
Processing goods	-	cost of materials plus labor
finished products	-	on the basis of standard cost which approximates actual production cost (materials, labor and indirect manufacturing costs)
Products	-	weighted average method

The Company's management is required to make certain judgments and estimates that may significantly impact the ending inventory valuation at cost as well as the amount of gross profit recognized. Judgments made include recording markdowns used to sell through inventory and shrinkage. When management determines the salability of inventory has decreased, markdowns for clearance activity and the related cost impact are recorded at the time the price change decision is made. Factors considered in the determination of markdowns include current and anticipated demand, customer preferences and age of merchandise.

3.
Useful lives of property, plant and equipment - the management of the Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period in order to determine the amount of depreciation expense to be recorded. The useful life of an asset is estimated at the time the asset is acquired based on historical experience, the expected usage, wear and tear of the asset. Changes in industry conditions may cause the estimated period of use or the value of these assets to change. We perform periodic reviews to confirm the appropriateness of estimated economic useful lives for each class of fixed assets. These factors could cause management to conclude that impairment indicators exist and require that impairment tests be performed, which could result in management determining that the value of long-lived assets is impaired, resulting in a write-down of the long-lived assets. For the two years ended December 31, 2009, no changes in assets useful lives were recorded.

4.
Impairment of goodwill - Goodwill is not amortized, but is evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of the goodwill may be impaired. This evaluation requires management to make judgments relating to future cash flows, growth rates, and economic and market conditions. These evaluations are based on determining the fair value of a cash generating unit using a valuation method discounted cash flow or a relative. During 2009, management of the Company assessed the recoverability of goodwill and determined that there was no need of impairment in goodwill associated with any of the Company's cash-generating units. During 2008 and 2007, management of the Company assessed the recoverability of goodwill and determined that goodwill associated with the Company's overseas marketing of refrigerated products activity (Kirkeby) and with the Company's export activity (WF) was not recoverable and was written off in the amount of NIS 1,067 thousands (USD 283 thousands) and NIS 3,054 thousands (USD 809 thousands), respectively. The primary factor leading to the decisions that goodwill was not recoverable in both subsidiaries was the substantial adverse difference between management's expectations regarding results of operation as predicted at the purchase deliberations and the actual amounts. The operations of both entities were eventually discontinued as part of the discontinuation of the export segment.

5.
Deferred taxes- Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. We recognize a deferred tax asset in our balance sheet only where we determine that it is probable that it will be recovered. A portion of the deferred tax asset recorded in our balance sheet relates to current or prior period tax losses where management considers that it is more likely than not that we will recover the benefit of those tax losses in future periods through the generation of sufficient future taxable profits. Our assumptions in relation to the generation of sufficient future taxable profits depend on our estimates of future taxable profits from the Company's regular course of business. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter the projections, which may impact the recoverability of the deferred tax asset recorded in our balance sheet and those tax losses currently provided as not recoverable. In such circumstances, some or all of the carrying value of the deferred tax asset may require provisioning, and we would charge the expense to the profit and loss account, and conversely, some or all of the amounts provided as not recoverable may be reversed and we would credit the benefit to the profit and loss account.

6.
Severance pay- The current value of the Company's obligation in respect of severance pay is based on actuarial assumptions, including discount rate (which is based on the discount rate of government bonds)  market conditions, .etc. The actuarial assumptions are based on the information provided by the management of the Company regarding expected rate of termination, employees insurance policies payments and probability for compensation payments. Any change of the assumptions given by the management of the Company may change the book value of the Company's obligation in respect of severance pay and could affect our future results of operations.

Adoption of New and Revised Standards and Interpretations

(1)Standards and Interpretations affecting amounts reported in the current period (and/or prior periods)

Improving Disclosures about Financial Instruments (Amendments to IFRS 7 Financial Instruments: Disclosures)

The amendments to IFRS 7 expand the disclosures required in respect of fair value measurements and liquidity risk. The Group has elected not to provide comparative information for these expanded disclosures in the current year in accordance with the transitional reliefs offered in these amendments.

IFRS 8 Operating Segments

The Group has adopted IFRS 8 Operating Segments effectively from January 1 2009. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance. In contrast, the predecessor Standard (IAS 14 Segment Reporting) required an entity to identify two sets of segments (business and geographical), using a risks and returns approach, with the entity’s ‘system of internal financial reporting to key management personnel’ serving only as the starting point for the identification of such segments. As a result, following the adoption of IFRS 8, the identification of the Group’s reportable segments has changed. See note 28 to our consolidated annual financial statements.

IAS 1 (revised) Presentation of Financial Statements

IAS 1(revised) has introduced terminology changes (including revised titles for the financial statements) and changes in the format and content of the financial statements. In addition, the revised Standard has required the presentation of additional report to the financial statements, "Statement of Comprehensive Income", and additional balance sheet report for the earlier period represented in the financial statements in case of change in accounting policy via retroactively , restatement and reclassification.

IAS 1(revised) apply retroactively on reporting periods starting January 1 2009. According to the standard the Group represents Statement of Comprehensive Income.

During 2009 an additional amendment to IAS1 has been published which is in effect commencing January 1, 2010. At this stage, the management of the Group can not estimate the influence of the implementation of the standard on the financial statements of the Group.

(2) Standards and Interpretations adopted with no effect on financial statements

Amendment to IAS 19, Employee Benefits.

Based on the amendment, classification of employee benefits as short-term or other long-term benefits will be done based on the date on which the liability is to be settled. According to the aforesaid, certain benefits were classified as short-term benefits.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation

The Interpretation provides guidance on the detailed requirements for net investment hedging for certain hedge accounting designations.

Addendum to IFRS 2, Share Based Payments - Vesting Conditions and Cancellation

The addendum to the standard determined the vesting conditions which have to be taken into account in fair value measurement of share based payment arrangements. In addition, the addendum explains the measurement of fair value of instruments with non-vesting conditions and of cancellations.

Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements

The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

Amendments to IAS 38 Intangible Assets

As part of Improvements to IFRSs (2008), IAS 38 has been amended to state that an entity is permitted to recognise a prepayment asset for advertising or promotional expenditure only up to the point at which the entity has the right to access the goods purchased or up to the point of receipt of services.

Embedded Derivatives (Amendments to IFRIC 9 and IAS 39)

The amendments clarify the accounting for embedded derivatives in the case of a reclassification of a financial asset out of the ‘fair value through profit or loss’ category.

(3) Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

IAS 27 (Amended) “Consolidated and Separate Financial Statements “

The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with non-controlling shareholders, in the context of which the company holds control of the subsidiary before and after the transaction, will be treated as capital transactions. In the context of transactions, subsequent to which the company loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value, with the difference as compared to book value to be recorded to the statement of operations. The non-controlling interest in the losses of a subsidiary, which exceed its share in shareholders’ equity, will be allocated to it in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. Earlier adoption is permitted, on the condition that it will be done simultaneous with early adoption of IFRS 3 (amended). The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively. At this stage, the management of the Group can not estimate the influence of the implementation of the standard on the financial statements of the Group.

IFRS 3 (Amended) “Business Combinations”

The new standard stipulates the rules for the accounting treatment of business combinations. Among other things, the standard determines measurement rules for contingent consideration in business combinations which is to be measured as a derivative financial instrument. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Non-controlling interests will be measured at the time of the business combination to the extent of their share in the fair value of the assets, including goodwill, liabilities and contingent liabilities of the acquired entity, or to the extent of their share in the fair value of the net assets, as aforementioned, but excluding their share in goodwill.

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

At this stage, the management of the Group can not estimate the influence of the implementation of the standard on the financial statements of the Group.

IFRIC 17 Distributions of Non-cash Assets to Owners

The Interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders.

IFRIC 19 -Extinguishing Liabilities with Equity Instruments

The Interpretation applies when a debtor extinguishing a liability fully or partly by issuing equity instruments to the creditor. If a debtor issues equity instruments to a creditor to extinguish all or part of a financial liability, those equity instruments are 'consideration paid' in accordance with IAS 39. Accordingly, the debtor should derecognize the financial liability fully or partly. The debtor should measure the equity instruments issued to the creditor at fair value, unless fair value is not reliably determinable, in which case the equity instruments issued are measured at the fair value of the liability extinguished. If it does, the debtor must allocate the fair value of the consideration paid between the liability extinguished and the liability retained. The debtor recognizes in profit or loss the difference between the carrying amount of the financial liability (or part) extinguished and the measurement of the equity instruments issued. The provision of IFRIC 19 is effective for period beginning on January 1, 2011.

At this stage, the management of the Group can not estimate the influence of the implementation of the standard on the financial statements of the Group.

IFRS 9, Financial Instruments

The Standard is part of the wider project to replace IAS 39 Financial Instruments: Recognition and Measurement, and replaces IAS 39 with respect to classification and measurement of financial assets. The standard requires financial assets to be measured at amortized cost or fair value. An investment in a debt investment is measured at amortized cost if the objective of the business model is to hold assets in order to collect contractual cash flows and the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding. All other financial assets are measured at fair value.

In addition, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. Moreover, investments in equity instruments are measured at fair value and gains and losses on remeasurement are recognized in the statement of income. However, for an investment in an equity instrument that is not held for trading, the Standard allows an entity to elect to present all fair value changes from the investment in other comprehensive income (except for dividends). No amount recognized in other comprehensive income is ever reclassified to the statement of income. The Standard does not apply to financial liabilities.

The standard is effective for annual periods beginning on or after January 1 2013. Earlier adoption is permitted, under certain conditions. The standard generally requires retrospective application, except for several exceptions. In particular, if an entity adopts the standard for reporting periods beginning before January 1 2012 it is not required to restate prior periods. At this stage, the management of the Group can not estimate the influence of the implementation of the standard on the financial statements of the Group.

IFRS 2 Share-based Payment.

In June 2009, the IASB issued amendments to IFRS 2 Share-based Payment. These amendments clarify the scope of IFRS 2, as well as the accounting for group cash-settled share-based payment transactions in the separate (or individual) financial statements of an entity receiving the goods or services when another group entity or shareholder has the obligation to settle the award. The standard is effective for annual periods beginning on or after January 1 2010.

Amendments to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

International Accounting Standards Boards’ clarification (as part of Improvements to IFRSs (2008)) determines that Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

IFRS 8 Operating Segments

In the framework of the Improvements to IFRSs project from 2009, IFRS 8, with respect to Operating Segments, was amended. According to the Amendment, discloser of a measure of segment assets is required only if that measure is regularly reported to the chief operating decision maker. The standard is effective for annual periods beginning on or after January 1 2010.

Amendment to IAS 32, Financial Instruments: Presentation

The amendment addresses the accounting for rights issues to the existing shareholders, that allows the shareholder to acquire a fixed number of an entity's own equity instruments for a fixed amount of any currency, that are denominated in a currency other than the functional currency of the issuer, are equity instruments if the entity offers the rights pro rata to all of its existing shareholders of the same class of its own non-derivative equity instruments.

The amendment is effective for annual periods beginning on or after January 1 2011.

Amendments to IAS 7 Statement of Cash Flows (adopted in advance of effective date of 1 January 2010)

The amendments specify that only expenditures that result in a recognised asset in the statement of financial position can be classified as investing activities in the statement of cash flows. At this stage, the management of the Group can not estimate the influence of the implementation of the standard on the financial statements of the Group. The standard is effective for annual periods beginning on or after January 1 2010.

The following are new accounting standards and clarifications which are not yet effective and, in the opinion of the Company’s management, are not applicable to the Group or their effect is considered immaterial:

(1)           Amendments to IAS 36 Impairment of assets
(2)           Amendments to IAS 39 Financial Instruments: Recognition and Measurement
(3)           Amendment to IAS 24, Related Party Disclosure;

(4)   Standards and Interpretations in issue not yet adopted and will have material affect on the Group's Financial Statements

IAS 17 (amendment) "Leases"

As part of Improvements to IFRSs (2009) issued in April 2009, the International Accounting Standards Board amended the requirements of IAS 17 Leases regarding the classification of leases of land. Prior to amendment, IAS 17 generally required leases of land with an indefinite useful life to be classified as operating leases. This was inconsistent with the general principles of the Standard, and the relevant guidance has been removed due to concerns that it could lead to accounting that did not reflect the substance of arrangements. Following the amendments, leases of land are classified as either ‘finance’ or ‘operating’ in accordance with the general principles of IAS 17. These amendments are effective for annual periods beginning on or after 1 January 2010, and they are to be applied retrospectively to unexpired leases at 1 January 2010 if the necessary information was available at the inception of the lease. Otherwise, the revised Standard will be applied based on the facts and circumstances existing on 1 January 2010 (i.e. the date of adoption of the amendments). The Company entered into a long term lease agreement with the ILA with respect to a parcel of land which its facilities were constructed. The lease payments were paid in advance. The prepaid lease payments which were recognized in the balance sheet as "Prepaid Expenses" will be classified to "Fixed Assets".

A.	RESULTS OF OPERATIONS

The following table sets forth for the periods indicated, the correlation (in percentages) between items from the Company’s statements of operations to its total sales for such periods:

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Revenues	100%	100%	100%
Cost of Sales	72.36%	79.17%	77.41%
Gross Profit	27.64%	20.83%	22.59%
Selling Expenses	11.73%	11.00%	10.22%
General and Administrative Expenses	6.74%	5.83%	6.09%
Other (Income) expense	(1.76)%	0.64%	(0.23)%
Operating profit	10.93%	3.36%	6.51%
Financial Income (expenses), Net	0.48%	(1.67)%	1.21%
Profit before taxes on income	11.41%	1.69%	7.72%
Taxes on income	1.66%	0.39%	1.08%
Profit from continuing operations	9.75%	1.30%	6.64%
Profit (loss) from discontinued operations	0.64%	(1.21)%	(4.34)%
Profit for the year	10.39%	0.09%	2.30%
Attributable to:
Owners of the Company	10.03%	(0.27)%	1.16%
Non-controlling interest	0.36%	0.36%	1.14%
Net Income	10.39%	0.09%	2.30%

Year Ended December 31, 2009 Compared With Year Ended December 31, 2008

Revenues. Revenues for the year ended December 31, 2009 increased by approximately NIS 14,392 thousand (USD 3,813 thousand), or 4.98%, to approximately NIS 303,460 thousand (USD 80,387 thousand) from NIS 289,068 thousand (USD 76,574 thousand) for the year ended December 31, 2008. This increase in revenues resulted mainly from intensive selling and marketing activity and from the launching of new products, especially in the import segment.

Cost of Sales.  Cost of sales for the year ended December 31, 2009 decreased to approximately NIS 219,569 thousand (USD 58,164 thousand), or 72.36% of revenues, from approximately NIS 228,839 thousand (USD 60,620 thousand), or 79.17% of revenues, for the year ended December 31, 2008.  The decrease in cost of sales was primarily due to the strong New Israeli Shekel (NIS) compared to the US dollar.

Gross Profit.  Gross profit for the year ended December 31, 2009 increased to NIS 83,891 thousand (USD 22,223 thousand), or 27.64% of revenues, as compared to a gross profit of approximately NIS 60,229 thousand (USD 15,954 thousand), or 20.83% of revenues, in the year ended December 31, 2008.  The increase in the gross profit margin was primarily due to increased revenues of higher margin products in 2009, the launch of new higher-margin products and the strong New Israeli Shekel (NIS) compared to the US dollar.

Selling Expenses.  Selling expenses for the year ended December 31, 2009 increased to approximately NIS 35,598 thousand (USD 9,430 thousand), or 11.73% of revenues, from approximately NIS 31,800 thousand (USD 8,423 thousand), or 11.00% of revenues, for the year ended December 31, 2008. The increase in selling expenses was primarilyis mainly due to an increase in advertising and promotion expenses (NIS 3,920 thousands (USD 1,038 thousands) in 2009 as compared to NIS 2,195 thousands (USD 581 thousands) in 2008 and due to an increase in maintenance and rent expenses (NIS 4,801 thousands (USD 1,272 thousands) in 2009 as compared to NIS 3,700 thousands (USD 980 thousands) in 2008.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2009 increased to approximately NIS 20,451 thousand (USD 5,417 thousand), or 6.74% of revenues, from approximately NIS 16,863 thousand (USD 4,467 thousand), or 5.83% of revenues, for the year ended December 31, 2008. This increase of general and administrative expenses was attributed to the payment of a management bonus that was linked to our financial results – an expense of NIS 4,078 thousands (USD 1,080 thousands) in 2009 compared to an income of NIS 75 thousands (USD 19 thousands) that was recorded in 2008.

Other Expense (Income). Other income for the year ended December 31, 2009 amounted to NIS 5,330 thousand (USD 1,411 thousand) as compared to other expense of NIS 1,846 thousand (USD 489 thousand) for the year ended December 31, 2008.  Other income for the year ended December 31, 2009 was mainly due to a capital gain on the purchase of additional shares in subsidiary in the amount of NIS 5,245 thousands (USD 1,389 thousands). Other expense for the year ended December 31, 2008 was primarily due to a final arbitration award entered against the Company for damages in the amount of NIS 1,981 thousand (USD 525 thousand) in connection with a dispute with the Vitarroz Corp.

Operating Income. Operating income for the year ended December 31, 2009 increased by approximately NIS 23,452 thousand (USD 6,212 thousand), or by 241.28%, to approximately NIS 33,172 thousand (USD 8,787 thousand), or 10.93% of revenues, from approximately NIS 9,720 thousand (USD 2,575 thousand), or 3.36% of revenues, for the year ended December 31, 2008.

Financing Income (Expenses), Net. Financing income, net, for the year ended December 31, 2009 was approximately NIS 1,471 thousand (USD 390 thousand) compared with financing expenses, net, for the year ended December 31, 2008 of approximately NIS 4,840 thousand (USD 1,282 thousand). The financing income for the year ended December 31, 2009 primarily included gains from marketable securities of NIS 2,652 thousand (USD 703 thousand) as compared to losses from marketable securities of NIS 4,836 thousand (USD 1,281 thousand) in the year ended December 31, 2008, and foreign currency differences of NIS 884 thousand (USD 234 thousand) in the year ended December 31, 2009 as compared to NIS 1,602 thousand (USD 424 thousand) in the year ended December 31, 2008. The financing expenses for the year ended December 31, 2009 primarily included bank fees of NIS 564 thousand (USD 149 thousand) as compared to NIS 584 thousand (USD 155 thousand) in the year ended December 31, 2008.

Profit before taxes on income. Profit before taxes on income for the year ended December 31, 2009 increased by approximately NIS 29,763 thousand (USD 7,884 thousand), or by 609.90%, to approximately NIS 34,643 thousand (USD 9,177 thousand) from NIS 4,880 thousand (USD 1,292 thousand) for the year ended December 31, 2008.

Taxes on Income. Taxes on income for the year ended December 31, 2009 increased to approximately NIS 5,043 thousand (USD 1,336 thousand) from approximately NIS 1,117 thousand (USD 296 thousand) in the year ended December 31, 2008. The increase in taxes on income in 2009 as compared to 2008 was attributable to the increase in income before taxes.

Profit from continuing operations. Profit from continuing operations for the year ended December 31, 2009 increased by approximately NIS 25,837 thousand (USD 6,844 thousand), or 686.61%, to approximately NIS 29,600 thousand (USD 7,841 thousand), or 9.75% of revenues, from approximately NIS 3,763 thousand (USD 997 thousand), equal to 1.30% of revenues for the year ended December 31, 2008.

Profit (loss) from discontinued operations. Profit from discontinued operations for the year ended December 31, 2009 was approximately NIS 1,928 thousand (USD 511 thousand), as compared to loss from discontinued operations of NIS 3,496 thousand (USD 926 thousand) for the year ended December 31, 2008. The profit (loss) from discontinued operations for the years ended December 31,2009 and 2008 included the Company's export segment comprised of Baron, the Danish company and WF (Laish).

Profit for the year. Profit for the year ended December 31, 2009 increased by approximately NIS 31,261 thousand (USD 8,281 thousand), to approximately NIS 31,528 thousand (USD 8,352 thousand), or 10.39% of revenues, from approximately NIS 267 thousand (USD 71 thousand), equal to 0.09% of revenues for the year ended December 31, 2008.

Year Ended December 31, 2008 Compared With Year Ended December 31, 2007

Revenues. Revenues for the year ended December 31, 2008 increased by approximately NIS 87,451 thousand (USD 23,166 thousand), or 43.37%, to approximately NIS 289,068 thousand (USD 76,574 thousand) from NIS 201,617 thousand (USD 53,408 thousand) for the year ended December 31, 2008. This increase in revenues resulted mainly from the consolidation of the revenues of Shamir and from internal growth.

Cost of Sales. Cost of sales for the year ended December 31, 2008 increased to approximately NIS 228,839 thousand (USD 60,620 thousand), or 79.17% of revenues, from approximately NIS 156,062 thousand (USD 41,341 thousand), or 77.41% of revenues, for the year ended December 31, 2007.  The increase in Cost of sales was primarily due to the strengthening of the U.S. dollar versus the NIS (devaluation of 13% in the second half of 2008) and due to the sharp decrease in the global purchase prices of food products in the fourth quarter of 2008.

Gross Profit.  Gross profit for the year ended December 31, 2008  increased to NIS 60,229 thousand (USD 15,954 thousand), or 20.83% of revenues, in the year ended December 31, 2008, as compared to a gross profit of approximately NIS 45,555 thousand (USD 12,067 thousand), or 22.59% of revenues, in the year ended December 31, 2007.  The decrease in the gross profit margin was due to the strengthening of the U.S. dollar versus the NIS (devaluation of 13% in the second half of 2008) and due to the sharp decrease in the fourth quarter of 2008 in the global purchase prices of food products, resulting in the sharp decrease in the selling prices of the Company's products as well. Because the Company's commitments to purchase food products were based on higher prices from its vendors, the immediate consequence was a decline in the gross margin in the fourth quarter of 2008.

Selling Expenses.  Selling expenses for the year ended December 31, 2008 increased to approximately NIS 31,800 thousand (USD 8,424 thousand), or 11.00% of revenues, from approximately NIS 20,602 thousand (USD 5,457 thousand), or 10.22% of revenues, for the year ended December 31, 2007. This increase in selling expenses was primarily due to the selling expenses of the Company's new subsidiary, Shamir.

General and Administrative Expenses.  General and administrative expenses for the year ended December 31, 2008 increased to approximately NIS 16,863 thousand (USD 4,467 thousand), or 5.83% of revenues, from approximately NIS 12,280 thousand (USD 3,253 thousand), or 6.09% of revenues, for the year ended December 31, 2007. This increase of general and administrative expenses was primarily due to the general and administrative expenses of the Company's new subsidiary, Shamir and whose results were consolidated with the Company's results starting in 2008.

Other Expense (Income). Other expense for the year ended December 31, 2008 amounted to NIS 1,846 thousand (USD 489 thousand) as compared to other income of NIS 454 thousand (USD 120 thousand) for the year ended December 31, 2007.  Other expense for the year ended December 31, 2008, was primarily due to a final arbitration award entered against the Company for damages in the amount of NIS 1,981 thousand (USD 525 thousand) in connection with a dispute with the Vitarroz Corp.

Operating Income. Operating income for the year ended December 31, 2008 decreased by approximately NIS 3,407 thousand (USD 902 thousand), or by 25.95%, to approximately NIS 9,720 thousand (USD 2,575 thousand), or 3.36% of revenues, from approximately NIS 13,127 thousand (USD 3,477 thousand), or 6.51% of revenues, for the year ended December 31, 2007.

Financing Income (Expenses), Net. Financing expenses, net, for the year ended December 31, 2008 was approximately NIS 4,840 thousand (USD 1,282 thousand) compared with Financing income, net, for the year ended December 31, 2007 of approximately NIS 2,434 thousand (USD 645 thousand). The financing income for the year ended December 31, 2008 mainly included losses from marketable securities of NIS 4,836 thousand (USD 1,281 thousand) as compared to losses from marketable securities of NIS 68 thousand (USD 18 thousand) in the year ended December 31, 2007, expenses due to rate exchanges of NIS 1,602 thousand (USD 424 thousand) in the year ended December 31, 2008 as compared to expenses due to rate exchanges of NIS 518 thousand (USD 137 thousand) in the year ended December 31, 2007 and interest income from short-term bank deposits of NIS 1,474 thousand (USD 390 thousand) as compared to NIS 2,251 thousand (USD 596 thousand) in the year ended December 31, 2007. The financing expenses for the year ended December 31, 2008 primarily included bank fees of NIS 584 thousand (USD 155 thousand) as compared to NIS 272 thousand (USD 72 thousand) in the year ended December 31, 2007 and changes in fair value of warrants to issue shares of NIS 1,035 thousand (USD 274 thousand) as compared to NIS 767 thousand (USD 203 thousand) in the year ended December 31, 2007.

Profit before taxes on income. Profit before taxes on income for the year ended December 31, 2008 decreased by approximately NIS 10,681 thousand (USD 2,830 thousand), or by 68.64%, to approximately NIS 4,880 thousand (USD 1,292 thousand) from NIS 15,561 thousand (USD 4,122 thousand) for the year ended December 31, 2007.

Taxes on Income. Taxes on income for the year ended December 31, 2008 decreased to approximately NIS 1,117 thousand (USD 296 thousand) from approximately NIS 2,174 thousand (USD 576 thousand) in the year ended December 31, 2007. The decrease in taxes on income in 2008 as compared to 2007 was attributable to the decrease in income before taxes.

Profit from continuing operations. Profit from continuing operations for the year ended December 31, 2008 decreased by approximately NIS 9,624 thousand (USD 2,549 thousand), or 71.89%, to approximately NIS 3,763 thousand (USD 997 thousand), or 1.30% of revenues, from approximately NIS 13,387 thousand (USD 3,546 thousand), equal to 6.64% of revenues for the year ended December 31, 2007.

Profit (loss) from discontinued operations. Loss from discontinued operations for the year ended December 31, 2008 was approximately NIS 3,496 thousand (USD 926 thousand), as compared to loss from discontinued operations of NIS 8,748 thousand (USD 2,317 thousand) for the year ended December 31, 2007. The loss from discontinued operations for the year ended December 31,2008 include our export segment comprised of Baron, the Danish company and WF (Laish) while the loss from discontinued operations for the year ended December 31, 2007 include Baron and WF (Laish).

Profit for the year. Profit for the year ended December 31, 2008 decreased by approximately NIS 4,372 thousand (USD 1,158 thousand), to approximately NIS 267 thousand (USD 71 thousand), or 0.09% of revenues, from approximately NIS 4,639 thousand (USD 1,229 thousand), equal to 2.30% of revenues for the year ended December 31, 2007.

B.	LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations are funded mainly through equity and cash flows from operating activities. The Company’s bank indebtedness is secured by certain liens on its share capital, goodwill and certain other assets.

For the year ended December 31, 2009, cash and cash equivalents increased from approximately NIS 78.7 million (USD 20.9 million) at December 31, 2008 to approximately NIS 87.1 million (USD 23.1 million) at December 31, 2009.

 During the year ended December 31, 2009, marketable securities increased to NIS 11.4 million (USD 3.0 million) from NIS 9.4 million (USD 2.5 million) at December 31, 2008.

 For the year ended December 31, 2009, the Company generated a positive cash flow from continuing operating activities of approximately NIS 14.8 million (USD 3.9 million) as compared to positive cash flow from continuing operating activities of approximately NIS 15.6 million (USD 4.1 million) in the year ended December 31, 2008, primarily as a result of an increase in current assets of approximately NIS 18.2 million (USD 4.8 million) and of unrealized gain on marketable securities of approximately NIS 2.7 million (USD 0.7 million).

For the year ended December 31, 2008, the Company generated a positive cash flow from continuing operating activities of approximately NIS 15.6 million (USD 4.1 million) as compared to positive cash flow from continuing operating activities of approximately NIS 11.2 million (USD 3.0 million) in the year ended December 31, 2007, primarily as a result of an increase in trade and other payables, and other current liabilities of approximately NIS 11.0 million (USD 2.9 million) and of unrealized loss on marketable securities of approximately NIS 5.2 million (USD 1.4 million) which was offset by an increase in trade receivables and other receivables of approximately NIS 4.7 million (USD 1.2 million).

For the year ended December 31, 2007, the Company generated a positive cash flow from continuing operating activities of approximately NIS 11.2 million (USD 3.0 million), primarily as a result of an increase in trade and other payables, and and other current liabilities of approximately NIS 4.0 million (USD 1.1 million) which was offset by an increase in trade receivables and other receivables of approximately NIS 1.4 million (USD 0.4 million). The Company's trade receivables and other receivables increased primarily due to the increase in trade receivables.

During the year ended December 31, 2009, the Company utilized cash flow of NIS 2.1 million (USD 0.6 million) for continuing investing activities as compared to NIS 3.1 million (USD 0.8 million) in 2008, primarily for a purchase of additional shares of Gold Frost in the total amount of NIS 2.3 million (USD 0.6 million).

During the year ended December 31, 2008, the Company utilized cash flow of NIS 3.1 million (USD 0.8 million) for continuing investing activities, primarily for a purchase of the subsidiaries (Shamir and the Danish dairy distributor) and purchase of additional shares of Gold Frost in the total amount of NIS 14.9 million (USD 3.9 million) and for additions to fixed assets of NIS 3.1 million (USD 0.8 million), which was offset by proceeds from realization of marketable securities, net, in the amount of NIS 16.7 million (USD 4.4 million).

During the year ended December 31, 2007, the Company utilized cash flow of NIS 43.9 million (USD 11.6 million) for continuing investing activities, mainly for a purchase of subsidiary and purchase of additional shares of Gold Frost in the total amount of NIS 15.6 million (USD 4.1 million), for the purchase of marketable securities, net, in the amount of NIS 17.4 million (USD 4.6 million), and for additions to fixed assets of NIS 10.9 million (USD 2.9 million), consisting mostly of the investments in the Company’s new logistics center.

During the year ended December 31, 2009, the Company utilized cash flow from continuing financing activities of NIS 4.6 million (USD 1.2 million) mainly due to short term bank borrowings.

During the year ended December 31, 2008, the Company generated cash flow from continuing financing activities of NIS 3.6 million (USD 1.0 million) mainly due to short term bank borrowings.

The Company’s cash requirements, net, during the years ended December 31, 2009 and 2008 were met primarily through its working capital. As of December 31, 2009, the Company had working capital of approximately NIS 148.4 million (USD 39.3 million) compared with working capital of NIS 122.4 million (USD 32.4 million) as of December 31, 2008. The Company believes that its working capital is sufficient for the Company's present requirements.

The Company’s trade receivables balance as of December 31, 2009 was NIS 77.8 million (USD 20.6 million) as compared to a trade receivables balance as of December 31, 2008 in the amount of NIS 79.6 million (USD 21.1 million). The average time period within which our accounts receivable were paid was 91 days for 2009, compared with 81 days for 2008.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The rate of inflation in Israel in recent years has been significantly reduced as compared to previous years. The rate of devaluation of the NIS against the U.S. Dollar, which was high until 2005, reversed course and the representative rate of the U.S. Dollar, was NIS 3.775 on December 31, 2009, compared with NIS 3.802 on December 31, 2008, NIS 3.846 on December 31, 2007, NIS 4.225 on December 31, 2006, and NIS 4.603 on December 31, 2005. As of June 21, 2010, the representative rate of the U.S. Dollar was NIS 3.814.

The annual rates of inflation in Israel during the years ended December 31, 2005, 2006, 2007, 2008 and 2009 were approximately 2.4%, (0.1%), 3.4%, 3.8% and 3.9%, respectively, while during such periods the devaluation of the NIS against the U.S. Dollar was approximately 6.8%, (8.2%), (9.0%), (1.1%) and (0.7%), respectively. During each of the years ended December 31, 2006, 2007, 2008 and 2009, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. Dollar, while during the year ended December 31, 2005 the rate of devaluation of the NIS against the U.S. Dollar exceeded the rate of inflation in Israel.

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

Guarantees and Pledges

Principally in connection with letters of credit issued to the Company, the Company has issued a debenture to each of Bank Leumi Le’Israel and Bank Mizrahi Ltd. The Company has pledged all of its assets (including its outstanding share capital and goodwill of the Company) in favor of Bank Leumi Le’Israel, Bank Mizrahi Ltd. and Bank Hapoalim B.M to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company’s suppliers.  Bank Leumi Le’Israel, Bank Mizrahi Ltd. and Bank Hapoalim B.M have agreed among them that the pledges subject to such debentures will rank pari passu. The outstanding amount of such letters of credit as of December 31, 2009 was approximately NIS 21,247 thousand (USD 5,628 thousand).

The Company also guarantees, without limitation as to amount and for an unlimited period of time, 51% of the obligations of its subsidiary, Shamir, to the United Mizrahi Bank Ltd., Israel Discount Bank Ltd. and Ben-Leumi Le'Israel. As of December 31, 2009, Shamir obligations to those banks amounted to NIS 8,875 thousand (USD 2,351 thousand).

The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary, W.F.D., to the United Mizrahi Bank Ltd. As of December 31, 2009, W.F.D. had no obligations to United Mizrahi Bank Ltd.

The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its subsidiary, Gold Frost, both to Bank Leumi Le’Israel and to the United Mizrahi Bank Ltd.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Not applicable.

D.	TREND INFORMATION

In recent years, there has been an increase in the number of small private supermarket stores that have opened in Israel, which has resulted in greater price competition in the stores and in our business. The increased price competition in the past resulted in an increase in our cost of sales as a percentage of total revenues.  In order to maintain our gross margin at its high levels, in the past we were able to change our product mix and introduce new products with higher margins to increase our gross profit.  In 2007, the global market experienced steep price increases in agricultural commodities and cost pressures due to weather-related problems, reduced milk production, cessation of EU dairy export subsidies at the same time that consumption and demand increased in growing emerging markets. These factors negatively impacted our near term revenues and gross margins. In 2008, and especially in the fourth quarter of 2008, the decrease in our gross margin continued due to the sharp decrease of the global purchase prices of food products, resulting in the sharp decrease in the selling prices of our products as well. Because our commitments to purchase food products were based on higher prices from our vendors, the immediate consequence was a decline in our gross margin in 2008, and a decline in 2009 first quarter gross margins. The decrease of global purchase prices of food products compounded with the strengthening of the U.S. dollar versus the NIS (a devaluation of more than 13% of the NIS in relation to the U.S. Dollar in the second half of 2008 and further devaluation of 10% in  first quarter of 2009) and the general effects of the global economic recession, also led to a decline in our gross margin in 2008. Since the middle of 2009, the Israeli market has begun to recover from the global economic recession that took place in the end of 2008 and in the beginning of 2009. There are signs of improvement in some economic indicators (for example – raw commodity, consumption per person, commodity per person). The changes in the economic environment which affected our local market, as well as our customers, the strengthening of the New Israeli Shekel (NIS) compared to the US dollar, and the measures we took to recover from the recession (including expanding our product lineup, introducing new products, and increased sales of higher margin products) led to an increasing in our revenues and our gross margin as compared to 2008 – revenues of NIS 303,460 thousands (USD 80,387 thousands) in 2009 as compared to NIS 289,068 thousands (USD 76,574 thousands) in 2008 and gross margin of 27.64% of revenues in 2009 as compared to gross margin of 20.83% of revenues in 2008.

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

 In the U.S., despite the declining Jewish population (due to intermarriage and lower birth rates), a published report  earlier this year concluded that global demand for kosher products is growing because of demand for kosher products is not limited to just the Jewish population. Kosher food now commands attention from a new crop of consumers and not just those who follow traditional Jewish dietary laws.  In a survey referred to in this report, approximately 62% of respondents who buy kosher foods felt that kosher products are of better quality than non-kosher items, while approximately 51% of respondents who buy kosher foods felt that kosher products are healthier than non-kosher items. We believe that as increasing number of mainstream consumers are becoming concerned about the integrity of the food they eat for ethical or health reasons, and this will provide a growth opportunity for the kosher market. In addition to the increase in health-conscious consumers, we believe that other ethnic or religious groups contribute to the increase in the kosher food market since the dietary restrictions for certain other religious groups are met by kosher food.

E.	OFF-BALANCE SHEET ARRANGEMENTS

Not applicable

F.	TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS

The following table of the Company’s material contractual obligations as of December 31, 2009 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands)

Open purchase orders	NIS 21,247 (USD 5,628)	NIS 21,247 (USD 5,628)	--	--	--

Loans from banks (*)	NIS 10,192 (USD 2,700)	NIS 10,095 (USD 2,674)	NIS 97 (USD 26)	--	--

Lease agreements (**)	NIS 277 (USD 73)	NIS 277 (USD 73)	--	--	--

Total	NIS 31,716 (USD 8,401)	NIS 31,619 (USD 8,375)	NIS 97 (USD 26)	--	--

(*)   Does not include interest. The interest rates are as follows:
Overdraft in the amount of NIS 1,152 thousand (USD 305 thousand) bears interest at an annual rate of libor+1%/prime +1% through prime+3.25%.
Short term bank loans in the US dollar in the amount of NIS 1,324 thousand (USD 351 thousand) bears annual interest of Libor+1%.
Short term bank loans in the amount of NIS 7,716 thousand (USD 2,044 thousand) bears annual interest of prime+1.05% through 6.95%.
(**) Does not include interest.

G.	SAFE HARBOR

This Annual Report contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995).  When used in this report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, based on certain assumptions and information currently available to management, all of which are subject to certain risks and uncertainties including, among others:

●	changes affecting currency exchange rates, including the NIS/U.S. Dollar exchange rate;
●	payment default by, or loss of, one or more of our principal clients;
●	the loss of one or more of our key personnel;
●	termination of arrangements with our suppliers, and in particular Arla Foods amba;
●	increasing levels of competition in Israel and other markets in which we do business;

●	increase or decrease in global purchase prices of food products;
●	our inability to accurately predict consumption of our products;
●	we may not successfully integrate our prior acquisitions;
●	our inability to anticipate changes in consumer preferences;
●	product liability claims and other litigation matters;
●	interruption to our storage facilities;
●	our insurance coverage may not be sufficient;
●	our operating results may be subject to variations from quarter to quarter;
●	our inability to successfully compete with nationally branded products;
●	our inability to protect our intellectual property rights;
●	our inability to meet the Nasdaq listing requirements;
●	significant concentration of our shares are held by one shareholder;
●	our management could lose a major amount of its indirect ownership of our common stock through litigation;
●	we are controlled by and have business relations with Willi-Food and its management;
●	The price of our ordinary shares may be volatile;
●	our inability to maintain an effective system of internal controls;
●	all of our assets are pledged to creditors;
●	changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;
●	economic conditions in Israel;
●	changes in political, economic and military conditions in Israel, including, in particular, economic conditions in the Company’s core markets;
●	difficulties in acquiring jurisdiction and enforcement liabilities against our officers and directors who are based in Israel; and,
●	our international operations may be adversely affected by risks associated with international business.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results of operations may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The directors, executive officers and key employees of the Company as of the date of this Annual Report are as follows:

Name	Age	Position with the Company
Joseph Williger	53	Chief Executive Officer and Director
Zwi Williger	55	Chief Operating Officer and Chairman of the Board
Rachel Bar-Ilan (1)	52	Director
Ariel Herzfeld (1)	55	External Director
Etti Cohen (1)	41	External Director
Gil Hochboim	40	Vice President
Ety Sabach	37	Chief Financial Officer

(1)	Members of the Company’s Audit Committee.

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

Zwi Williger has served as the Chief Operating Officer and Chairman of the Company since January 1997, and from inception of the Company to January 1997 as a Director and Manager of Marketing Development of the Company.  Mr. Williger has also served as a director of the Company’s subsidiaries, W.F.D., Gold Frost and Shamir, since November 1996, April 2001 and January 2008, respectively. Mr. Williger has also served as a director of Willi Food since December 1992. Mr. Williger served as Director of Titanic since April 1990. Mr. Williger attended Fresno University in California.  Zwi Williger is the brother of Joseph Williger, Chief Executive Officer and a director of the Company.

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

Ariel Herzfeld has served as an external director since August 30, 2006, and on September 1, 2009 he was re-appointed for one additional three-year period by the annual general meeting of the shareholders. Mr. Herzfeld is a senior partner in the Israeli CPA firm, M. Herzfeld & Co. and in Herzfeld-Cohen Management Services where he served in auditing, consulting and managing services, including in information-systems projects to a wide variety of private and public organizations. Mr. Herzfeld also served as a director (including a member of the audit committee) in Crystal Consumer Products Ltd., a prominent Israeli importer of appliances that is traded in the Tel-Aviv Stock Exchange. Mr. Herzfeld was the managing partner in charge of the audit-force nominated by the Israeli Parliamentary Investigation Commission for locating and restoring of property for Holocaust victims in Bank Hapoalim B.M (one of the largest banks in Israel). Mr. Herzfeld earned his BA degree from the University of Denver in Colorado in 1978 and his MBA, majoring in Information Systems Analysis, from the Ono Academic College, in 2005.  Mr. Herzfeld is a Certified Public Accountant (Isr.) and Certified Systems Analyst (Isr.).

Etti Cohen has served as an external director since December 2007. Mrs. Cohen is an attorney at law in Israel. Mrs. Cohen has served as the Deputy Manager of Analyst Underwriting & Issue Ltd. since 2007. Prior to that, Mrs. Cohen served as the VP Marketing & Merchandising of Office Depot. From 2006, Ms. Cohen also served as a Marketing Manager of Partner Communication Ltd. where Mrs. Cohen was responsible for the Marketing and Tariff Strategy. Mrs. Cohen has an LL.B from the College of Management, Rishon Lezion, Israel, and a B.A. in political science from the Hebrew University of Jerusalem, Israel.

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

Compensation of Directors and Officers

The aggregate compensation paid by the Company to its directors and officers as a group for the fiscal year 2009 was approximately NIS 3.5 million (USD 0.93 million), excluding bonuses in an aggregate amount of approximately NIS 4.1 million (USD 1.1 million) paid to Messrs. Joseph and Zwi Williger. These amounts include all contingent or deferred compensation payable to directors or officers during 2009. These amounts also include payments to non-executive directors in the aggregate amount of approximately NIS 155 thousand (USD 41 thousand) during 2009.

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

See also “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions”.

Management Service Agreements

As of June 1, 1998, the Company entered into management services agreements with companies controlled by each of Messrs. Joseph and Zwi Williger, respectively (collectively, the “Williger Management Companies”), pursuant to which Messrs. Joseph and Zwi Williger provide management services on behalf of the Williger Management Companies to the Company (the “Management Services Agreements”).

The term of each of the Management Services Agreements was for a period of four years commencing on June 1, 1998 (the “Management Services Period”), each of which was automatically renewed on June 1, 2002 for additional two years periods and were automatically renewed for an additional period of two years in June 1, 2004.  Under these agreements, the Company has the ability to terminate the Management Services Agreements only upon six months notice prior to the end of the Management Services Period or any extension thereof as the case may be. In the event the Company terminates any of the Management Services Agreements prior to the expiration of the Management Services Period or any extension thereof, for any reason whatsoever, it is obligated to pay all amounts due under the respective Management Services Agreements through the expiration of the Management Services Period or any extension thereof, as the case may be.

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

In July 2005, the Management Services Agreements was amended as follows:

(1)	The term of the Management Services Agreements were extended indefinitely, subject to clauses (2), (5) and (6) below.

(2)	Each of the parties to the Management Services Agreements may terminate the agreement at any time, and for any reason, by prior written notice, which will be delivered to the other party as follows:

●	The Company may terminate the agreement at any time, and for any reason, by prior written notice of at least 18 months.
●	Each Williger Management Company may terminate the agreement at any time, by prior written notice of at least 180 days.

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

(c) Each of the parties to the Management Services Agreements may terminate the agreement at any time, and for any reason, by prior written notice which will be delivered to the other party as follows:

●	The Company may terminate the agreement at any time, and for any reason, by prior written notice of at least 36 months.

●	The Williger Management Company may terminate the agreement at any time, by prior written notice of at least 180 days.

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

The amendments were approved unanimously by the Audit Committee and the Board of Directors on January 2, 2008, and Messrs. Zwi Williger and Joseph Williger did not participate in the meetings of the Audit Committee and the Board of Directors.  These amendments were approved by the Company’s shareholders on March 13, 2008.

Under the Transfer Agreement described in “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions”, 50% of the Company’s rights and obligations stipulated in the management agreement with Mr. Zwi Williger were transferred to Gold Frost and 20% of the Company’s rights and obligations stipulated in the management agreement with Mr. Joseph Williger were transferred to Gold Frost.

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

Companies Law Requirements

Under the Israeli Companies Law, the board of directors of public company must appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding a:

●	chairman of the board of directors;
●	controlling shareholder or his relative; and
●	any director employed by or who provides services to the company on a regular basis.

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

The External Directors of the Company are Mrs. Etti Cohen, who was appointed as an External Director in December 2007, and Mr. Ariel Herzfeld, who was appointed as an External Director in August 2006 and who was re-appointed for one additional three-year period in September 2009.

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

In 2005, the Company restated its Articles of Association in order to conform the Company’s Articles of Association to the revised provisions of the Israeli Companies Law. On May 4, 2005, the Board of Directors and Audit Committee of the Company also approved an exemption in advance to any Director or Officer from any liability to the Company attributed to damage or loss caused by breach of the Director’s or Officer’s duty of care owed to the Company, except for such breach of duty of care in distribution (as such term is defined in the Israeli Companies Law).

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

 Since December 31, 2009, the Company, including its subsidiaries, employed a total of 242 persons (all of them are located in Israel), 19 of whom were in management, 23 of whom were in accounting and importing positions, 42 of whom were involved in the Company's sales and marketing departments and 158 of whom were employed in logistics networks (manufacturing, warehousing and transportation). This compares with 246 employees as of December 31, 2008, 21 of whom were in management, 32 of whom were in accounting and importing positions, 45 of whom were involved in the Company's sales and marketing departments, and 148 of whom were employed in logistics networks (warehousing and transportation).

Since December 31, 2009, 77 additional employees (stewards and sales people) were engaged on an hourly basis. On December 31, 2008, the number was 79. Other employees were supplied by temporary manpower companies.

Most of the Company's employees are party to written employment contracts. Regarding the Company's management services agreements with companies controlled by Messrs. Joseph and Zwi Williger, see “Item 6. Directors, Senior Management and Employees- Compensation”.

During the first quarter of 2009, the Company's management took actions to reduce the Company's expenses by, among other things, a temporary 5% decrease in management's salaries.

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

A general practice in Israel, which is followed by the Company, is the maintenance of a pension plan to the benefit of its employees (the "Pension Plan"). Each month, both the Company and its employees allocate sums to the Pension Plan. Types of Pension Plans may vary, while a commonly used Pension Plan is known as “Manager's Insurance”. Pension Plans provide a combination of savings plan, insurance and severance pay benefits to participating employees. Some of the sums allocated monthly by the Company to the employees' Pension Plans are on account of Severance Pay to which the employees may be entitled, upon termination of employment. Each month the employee contributes an amount which equals to 5% to 7.5% of his insured salary, and the Company contributes an additional sum of between 13.3% to 15.83% to his/her insured salary. In addition, Israeli law generally requires payment of severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (which is similar, to some extent, to the United States Social Security Administration). The payments thereto amount to 7.35% to 17.43% of wages; the employee’s share being 3.5% to 12% (depending on the marginal level of wages) and the employer’s share being 3.85% to 5.43%.

E.	SHARE OWNERSHIP

For information regarding the share ownership of Directors and Officers of the Company see “Item 7. Major Shareholders and Related Party Transactions”.

Employee Share Option Plan

In May 1997, the Board of Directors of the Company adopted an employee share option plan (the "1997 Share Option Plan”), pursuant to which the Company granted options to purchase 180,000 ordinary shares to employees, officers, Directors and consultants of the Company and the subsidiary (including 160,000 options to related parties).

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

The following table sets forth, as of June 21, 2010, the number of ordinary shares beneficially owned by (i) each shareholder known to the Company to own more than 5% of the ordinary shares and (ii) all directors and officers as a group:

Name and Address	Number of Ordinary Shares Beneficially Owned		Percentage of Ordinary Shares
Willi Food (1)	7,171,737		52.84%
Joseph Williger (1)(2)	7,181,022	(2)	52.90%
Zwi Williger (1)(2)	7,731,256	(2)	56.96%
All directors and officers as a group (2 persons)	7,740,541	(2)	57.03%

(1)
Willi Food’s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi Food are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106 Israel.  The business address of each of Messrs. Joseph Williger and Zwi Williger is c/o the Company, 4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106 Israel.

(2)	Includes 7,171,737 Ordinary Shares owned by Willi Food. Messrs. Zwi Williger and Joseph Williger serve as directors and executive officers of Willi Food and of the Company.

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

All of the shareholders of the Company (including Willi Food) have the same number of votes for each ordinary share held.  Accordingly, the major shareholders of the Company, Willi Food, do not have voting rights that are different from those of the Company’s other shareholders. The Company believes that 5,833,137 Ordinary Shares (approximately 42.97% of its outstanding Ordinary Shares) are held by persons who are not officers, directors or the owners of 10% of the Company's outstanding Ordinary Shares. As of June 21, 2010, there were 18 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record, including a part of the Company’s shares held by Willi Food through brokers, represented as of June 21, 2010 approximately 74.95% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

B.	RELATED PARTY TRANSACTIONS

Management Service Agreements.

In June 1998, the Company entered into management service agreements with Mr. Zwi Williger, Chairman of the Board of Directors and Chief Operating Officer of the Company, and Mr. Joseph Williger, a director and Chief Executive Officer of the Company, through Williger Management Companies. The management service agreements replaced the employment agreements entered into with each of the individuals in April 1997.  The term of each of the Management Service Agreements was for a period of four years commencing June 1998, and were renewed in June 2002 for an additional period of two years and were automatically renewed in June 2004 for an additional period of two years.  The management fees are USD 24,500 a month (excluding VAT) paid to each of the Williger Management Companies. In addition, according to the management service agreements, each of the Williger Management Companies is entitled to an annual bonus for 1998 and thereafter of 3% of the Company’s consolidated pre-tax annual profits (if such profits are equal to or less than NIS 3 million, approximately USD 0.8 million), or 5% (if such profits exceed this level). These agreements include a non-compete provision for the term of the agreement as well as a confidentiality provision that applies during the term of the agreement and thereafter.

In July 2005 and March 2008, the two above-mentioned agreements were amended following approval of the Audit Committee, the Board of Directors and the shareholders of the Company. Please refer to “Item 6. Directors, Senior Management and Employees - B. Compensation - Management Service Agreements” for more details regarding the amendments.

Under the Transfer Agreement described below, 50% of the Company’s rights and obligations stipulated in the management agreement with Mr. Zwi Williger were transferred to Gold Frost and 20% of the Company’s rights and obligations stipulated in the management agreement with Mr. Joseph Williger were transferred to Gold Frost.

Lease

Shamir leases two joined buildings for its operation (factory, logistics and head office) - the first is 2,516 squared meters, the monthly rent is NIS 40,432 (USD 10,710) (linked to the Israeli CPI from December 2005) and the lease ends on January 2012. The second is 2,192 squared meters, the monthly rent is NIS 41,141 (USD 10,898) (linked to the Israeli CPI from December 2005) and the term of the lease ends on January 2012. In addition to these two joined buildings, Shamir leases cooling chambers and offices located in Beer-Sheva and in Miluot.

Services to Willi Food

The Company has been providing certain services to Willi Food on an on-going basis since the Company’s commencement of operations, including office space and certain management, financial and administrative services.  On April 1, 1997, the Company entered into a service agreement with Willi Food, which became effective as of May 19, 1997, the effective date of the Company’s initial public offering.  Pursuant to this agreement, Willi Food is entitled to manage its operations from the Company’s executive offices in Yavne, including use of office facilities.

The Company also agreed to provide Willi Food with accounting and secretarial services. In consideration for the use of the Company’s facilities and such other services, Willi Food agreed to pay the Company a monthly fee equal to NIS 5,480 (USD 1,452) plus VAT. This fee is payable quarterly and is linked to the Israeli CPI. The agreement is for an unlimited term, and is mutually terminable upon three months prior notice. The Company believes that the fees for these services and the terms of such agreement are no less favorable to it than could be obtained from an unaffiliated third party.

As of April 1, 1997, the Company and Willi Food entered into an agreement pertaining to the allocation of corporate opportunities which may arise from time to time.  The agreement provides that Willi Food will make available and provide a right of first refusal to the Company with regard to any corporate opportunity offered to Willi Food, which relates to the food business.

On March 31, 2003, the Board of Directors authorized Willi Food to participate in the import license lottery of the Israeli Ministry of Industry and Trade, provided that Willi Food agreed that if it wins an import license it will: (i) coordinate with the Company the items of merchandise to be imported using the import license; and (ii) in consideration for the transfer of the merchandise that is imported using the import license, the Company will sell the merchandise, retaining 20% of the selling proceeds for itself and transferring the balance, if any, to Willi Food.  The Board of Directors determined that this arrangement is not an extraordinary transaction. In 2009, the amount retained by the Company pursuant to this arrangement was NIS 235 thousand (USD 62 thousand).

Transfer Agreement

Pursuant to the provisions of a Transfer Agreement, dated February 16, 2006, and effective as of January 1, 2006, the Company and Gold Frost agreed to cancel their earlier agreement dated May 2001 (as amended in January 2002) under which the Company was to store and market the food products imported by Gold Frost through the Company for a commission of 20% (which changed from 15% since 2002) of the total monthly sales of Gold Frost’s products, which were sold by the Company within that month. Because Gold Frost desired to store, market, sell and distribute its products on its own commencing January 1, 2006, the Company agreed to transfer to Gold Frost employees, equipment and various rights that would allow Gold Frost to store, market, sell and distribute its products on its own. The Company continues to provide certain services to Gold Frost, such as collection of payments from customers and others.  Effective January 1, 2006, the following were transferred from the Company to Gold Frost:

Employees: Sixteen employees ceased to be employees of the Company and became employees of Gold Frost. All the employees agreed to such transfer provided that all the rights to which they are entitled under their employment with the Company transferred to Gold Frost. The Company paid to Gold Frost the amount of NIS 47,927 (USD 12,696) in respect of sums due to the employees for unused vacation days and accumulated recuperation pay. Because the Company did not make all the required payments to the managers’ insurance of certain employees, the Company agreed to pay any missing amounts to Gold Frost if and when relevant when the employer-employee relationship between Gold Frost and the employees terminates.

Equipment: The Company sold to Gold Frost the ownership in certain trucks and other machines.

Logistics Center: The parties agreed to enter into a lease agreement pursuant to which Gold Frost would lease certain cooling chambers located in the logistic centers. Please refer to “Lease agreement for Logistics Center” below for more details regarding the lease agreement.

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

Lease agreement for Logistics Center

The Company and Gold Frost are parties to a lease agreement with respect to the Company’s logistics center, located in Yavne, Israel.  The Company agreed to lease to Gold Frost cooling chambers of 1,445 square meters located in the aforementioned logistics center for a period of 24 years and 11 months. The lease period may be shortened by a six-month prior notice from Gold Frost or by a twelve-month prior notice from the Company.  Gold Frost is to pay the Company rental fees in the amount of USD 18,084 + VAT per month, payable on the first day of each quarter with respect of the coming three months, and Gold Frost will also pay all taxes usually imposed on lessees and expenses such as electricity, water, gas, insurance and others related to its use of the cooling chambers.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this report, beginning on page F-1.

Dividend Policy

On November 21, 2005, the Board of Director declared a cash dividend of NIS 0.55 (USD 0.15) per share (or an aggregate of NIS 4,754 thousand (USD 1,259 thousand)) payable to its shareholders of record as of January 11, 2006. The cash dividend was paid on January 25, 2006. Apart from the abovementioned, the Company has never declared or paid cash dividends on its ordinary shares.  The Company may declare cash dividends in the future, depending on its financial and operational condition and on its expansion strategy.

Legal Proceedings

(1)
On November 24, 2003, Israeli Customs issued the Company and Gold Frost a notice for total payment of NIS 381 thousand claiming that the tariff on a certain product imported by the Company was erroneous. The Company and Gold Frost did not agree with such notice and on November 25, 2004 the Company and Gold Frost filed a lawsuit against the State of Israel to have the notice declared void. A reserve of NIS 308 thousand was included in the Company's 2008 financial statements for purposes of this tariff. On March 9, 2009, the court determined that the Company and GoldFrost are exempt of the payment, and therefore the Company had canceled the abovementioned reserve in the financial statements.

(2)
In or about October, 2005, Vitarroz Corp. commenced an action in the Superior Court of the State of New Jersey, against Willi USA Holdings, Inc. (a subsidiary of the Company), the Company and Zwi Williger (collectively, the "Defendants") due to a dispute concerning a press release announcing the termination of the proposed acquisition of the Vitarroz business by the Company. On August 25, 2008, an arbitration panel granted an award against the Company in the amount of approximately USD 0.6 million. Among other things, the panel found that the press release issued by the Company announcing the termination of the proposed acquisition of the Vitarroz business by the Company constituted a breach of contract and violation of the covenant of good faith and fair dealing.  In addition, the panel rejected the Company's counterclaims. On October 13, 2008, the Company filed a motion to the Superior Court of the State of New Jersey New to vacate the award. A reserve on the full award was included in the Company's 2008 financial statements. The motion that the Company filed was denied and on August 19, 2009 the Company paid the amount of USD 0.6 million.

(3)
On February 13 2007, a suit was filed against the Company, in which a financial remedy was requested in the amount of NIS 144,543 due to the violation of a distribution agreement and the illicit collection of payments. Over the course of 2007, a statement of defense and a response were filed, and preliminary proceedings were carried out. In addition, pre-trial hearings were held in which the Court instructed the parties to conclude their pre-trial proceedings and a date was set to file affidavits. In 2008, after the affidavits were filed, pre-trial hearings were held, in which the plaintiffs were given the opportunity to file a supplement to an opinion they submitted before November 5, 2008, and the defendant was given an opportunity for completion 30 days later. Inquiries in the case were completed and dates were set for the filing of affidavits. On September 6, 2009, both the plaintiffs and the Company filed their summations. The Company's legal counsel estimate that the Company has a reasonable chance to defend itself, but at the same time, the Company's legal counsel believe their opinion is conditional in light of the inquiries conducted for the case and in light of the court's remarks regarding the failure to disclose the entirety of the relevant documents. Therefore, the Company estimates that there is a chance the court will accept the plaintiff's claim, and therefore the Company's financial statements include a provision for the entire sum of the claim.

(4)
On February 21, 2007, a lawsuit was filed against Gold Frost by Cukierman & Co. Investment House Ltd. in the Tel Aviv-Jaffa Magistrates Court in the amount of NIS 273,852, claiming non payment of fees for professional services rendered. A statement of defense was filed. Given the early stage of these proceedings, the Company is unable at this point to assess the risks involved.

(5)
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
At the end of November 2007, the Company filed a statement of defense, which included a counterclaim against Thurgeman and its executive, Dotan Thurgeman, which contained among other things, a claim of defamation, a claim for damages caused by the delay in delivery of the completed Project, and damages caused by Thurgeman's poor and careless work on the Project. The sum of the damages claimed by the Company in the counterclaim was NIS 5 million (USD 1.3 million). In February 2008, Thurgeman filed a response to the counter claim. The parties started performing the preliminary proceedings. At the end of November 2008, after the Plaintiff failed to provide responses to the Company's preliminary motions, the Company filed a motion for preliminary orders. When no response was filed, the Company filed a motion for a ruling in absence of a response. On February 17 2009 the first pre-trial proceedings took place in which the Court proposed appointing an expert to resolve the dispute regarding professional issues pertaining to the construction of the Company's logistics center. The parties accepted the proposal. In mid-March 2009, the Company informed the Court that it insists that its requests for preliminary orders be resolved on the matter of questionnaires. The motion in question was discussed in the pre-trial proceedings held on December 29 2009, in which the Court accepted the Company's motion and compelled the Plaintiff to provide the Company with answers to all the questions mentioned in the motion. In addition, the Court instructed the parties to file their initial affidavits and opinions and appointed a court-appointed expert. The plaintiff is expected to file initial affidavits and its opinion by the end of March 2010. The plaintiff has filed initial affidavits and its opinion in March 2010. The Company intends to file initial affidavits and its opinion by the beginning of July 2010. Additional pre-trial proceedings were set for the beginning of September 2010.

At the current preliminary stage of the dispute, the Company's management and legal counsel cannot assess the chances of the parties.

(6)
On June 18, 2006, the Company filed a claim against Filiz and Ash-Bar in the amount of NIS 4,473,878 (USD 1,185,133) for breach of contract. The complaint was served on Filiz and Ash-Bar through Ash-Bar's chief executive officer.  Filiz then filed a request to cancel the complaint, claiming that Ash-Bar is not authorized to accept service of process on its behalf.  The request was denied by the court's registrar.

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

(7)
On July 7, 2008, WF filed a lawsuit in the Supreme Court of the State of New York, Country of New York, against Laish Israeli Food Ltd., Laish Dairy Ltd., 860 Nostrand Associates Llc., Arie Steiner, Eli Biran (WF's former CEO) and others. The plaintiffs assert claims, inter alia, of fraud, conversion and breach of contract against the seller and former principal of Laish Israeli Food and related parties. Certain defendants have filed motions to dismiss the claim. On August 27, 2008, 860 Nostrand Associates LLC. Filed a lawsuit against the Company, in the amount of USD142,949 claiming that the defendant is liable to it as a guarantor of a certain lease that was allegedly signed by WF. Damages are being sought. The discovery process in the proceedings has commenced and is ongoing. Limited discovery remains to be completed before the hearing which is not scheduled yet.

(8)
On September 22, 2008, a lawsuit was filed against the Company, WF and one of the Company's officers by several  WF's Israeli vendors in the Tel Aviv-Jaffa Magistrates Court in the amount of NIS 1,349,899 (USD 357,589), claiming nonpayment of WF for food products that they allegedly supplied to WF. A statement of defense was filed. A pre-trial hearing was held on September 15, 2009, following which the plaintiff filed a request for an appeal of the decision not to recognize a delivery made in Israel as a delivery to WF, as well as a request to permit production to WF outside the Court's jurisdiction. Deliberations regarding the matter of production to WF were returned to the Magistrate's Court, which instructed the plaintiffs to file a proper motion on this issue. Even at the early stage of these proceedings, the Company's management and legal counsel believe that the lawsuit against Company and the Company's officer are without merit, and they intend to vigorously defend against such claims. The amount of the claim is included in WF's financial statements under trade payables item.

(9)
Arbitration filed against Shamir on the matter of a failure to pay NIS 50,000 plus tax which Shamir was purportedly required to pay the plaintiff in accordance with an agreement dated April 10, 2008 signed between the parties. The plaintiff filed a statement of claim in the amount of NIS 1,873,000 before tax, and Shamir filed a statement of defense and a countersuit in which it demanded that the plaintiff refund it for all sums received from it in the amount of NIS 514,934 as well as pay Shamir compensation in the amount of NIS 6,246,886. The plaintiff filed a statement of defense for the countersuit as well as a response to Shamir's statement of defense, and Shamir also filed a response to the statement of defense to the countersuit. The parties filed initial affidavits, followed by a deposition, in which the parties' witnesses were examined. In the latest deposition, Shamir sought to attach additional evidence it claims could clarify and shed light both on the concealment of facts by the plaintiffs before entering the agreement, and on the interests affecting one of the arbitration's witnesses. This motion was accepted. The parties filed summations and responses to the summations and received a ruling from the arbitrator on March 16, 2010. The sum of the claim is listed in Shamir's books as a liability. According to the arbitrator's ruling, Shamir is required to pay the plaintiff the amount of approximately NIS 392,000, which was paid on April 7, 2010.

(10)
On April 16, 2009, the Company was served with a purported class action lawsuit alleging that it misled its customers by illegally marking a product that the Company imports and sells as “sugar free”, according to the Israeli Consumer Protection Law, 1981. The groups which the lawsuit desires to represent include any Israeli resident who bought this product due to such person’s preference for a sugar free or a reduced sugar product (the “Group”). According to the plaintiff, the Group consists of 2,000 customers. The plaintiff appraises its own damages at NIS 2,000 (approximately US$510) and the damages of the entire Group to be NIS 4 million (approximately US$1 million).

On October 12, 2009, a preliminary hearing was held. In the hearing, the judge mentioned to the plaintiff’s attorney that the lawsuit does not meet a procedure of a purported class action and asked both parties to reach a settlement within 30 days. The Company received an offer from the plaintiff attorney to settle the lawsuit for NIS 30,000 (approximately US$8,000). We rejected the offer and the matter is yet to be resolved.

(11)
On May 14, 2009, the Company received from the Sellers of Shamir (the "Sellers") a notice cancelling the acquisition agreement of Shamir (the "Shamir agreement"), and on May 18, 2009, the Company was notified of unilateral actions taken by the Sellers with respect to a change in Shamir's board composition and signatory rights and replacement of the articles of association of Shamir in an effort by the Sellers to deprive the Company of its board representation and signatory rights in Shamir.

The Company submitted an urgent application to the district court of Tel Aviv requesting, among other things, a declaratory judgment that the Agreement is in full force and effect and various injunctions against the Sellers.  The court issued injunction providing that the Sellers are prohibited from taking any action not in accordance with the signatory rights in Shamir in effect prior to May 18, 2009, performing any disposition of the shares of Shamir held by the Company, taking any action not in accordance with the articles of association of Shamir as in effect prior to May 18, 2009, and/or interfering with the functions of Shamir's board of directors as composed prior to May 18, 2009.  In addition, pursuant to the injunction, the Sellers are prohibited from interfering with the functions of the co-CEO of Shamir nominated by the Company and/or from preventing the deputy CFO of Shamir from participating in the discussions to approve the financial statements of Shamir.

On June 17, 2009, the Sellers filed a petition with the district court in Tel Aviv for temporary relief against the Company and others, a declaratory judgment and other relief in connection with an alleged fundamental breach by the Company of the Shamir Agreement, and for the return of the shares in Shamir and the consideration paid therefore. In a hearing which took place on June 22, 2009, the parties agreed (i) to suspend the court proceedings between the parties, (ii) to appoint an arbitrator in all aspects of the dispute, (iii) to hear the claims of both parties arising from the dispute, and (iv) that the application for temporary relief filed by the Sellers be removed. The temporary injunction against the Sellers will remain in effect until the end of the arbitration proceedings. In the framework of these proceedings, the Company submitted a claim for declaratory relief pursuant to which the Seller’s notice of cancellation of the Shamir Agreement was given unlawfully and is void, as well as for an advance that was paid in excess and of additional damages that was caused to the Company in the amount of approximately NIS 3.9 million (USD 1.0 million). On August 4, 2009, the Sellers submitted a counterclaim against the Company and others for declaratory orders determined in proceedings that were submitted to the court, as well as for payment to Sellers of a sum of NIS 6.97 million (USD 1.8 million) for non-payment of the consideration in the Shamir Agreement and tarnishing the Sellers’ reputation and good name, and a sum of NIS 3.5 million (USD 0.9 million) to Shamir for damages that the Company allegedly caused to Shamir and its reputation, as well as a petition to split relief. Claims for additional relief against additional defendants (but not including the Company) were also included in the framework of the claim. The evidentiary stage of the arbitration proceedings commenced on November 3, 2009.

On November 15, 2009, the Sellers allegedly filed a complaint with the Israeli police against the Williger Brothers as well as against other members of the Company's management team and against the legal counsel representing the Company. The complaint was not filed against the Company. On December 24, 2009 the sellers submitted a request, which was accepted, to correct its statement of claim. On January 18, 2010, the Israeli police wrote that after its investigation of the claim by the Sellers, it would not proceed with any criminal charges against the Company, Zwi Williger, Joseph Williger, Gil Hochboim and others. On January 27, 2010, the Company submitted an amended statement of defense. On February 28, 2010, the Sellers submitted an amended statement of reply. Hearings regarding the arbitration took place in November and December 2009 and further hearings will take place during 2010. The Company, based on the opinion of its legal counsel, believes that the plaintiffs' likelihood of success in the proceedings is low and the Company's success in the proceedings is higher than 50 percent.

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

Our ordinary shares have been traded on the Nasdaq Capital Market since May 19, 1997.  On March 15, 2006, the ticker symbol of our ordinary shares was changed from “WILCF” to “WILC”. The warrants that were issued as part of our initial public offering in May 1997 expired in May 2000.

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

Calendar Period	Ordinary Shares
	High	Low
2010
Second Quarter (through June 21, 2010)	6.07	5.42
First Quarter	7.10	5.76
2009	6.30	0.86
First Quarter	1.63	0.86
Second Quarter	2.29	1.26
Third Quarter	4.50	2.22
Fourth Quarter	6.30	4.32
2008	6.95	1.39
First Quarter	6.95	5.32
Second Quarter	5.93	4.11
Third Quarter	4.30	2.80
Fourth Quarter	2.92	1.39
2007	8.90	5.20
2006	8.83	3.22
2005	8.47	3.00

June 2010 (through June 21, 2010)	5.88	5.71
May 2010	6.03	5.42
April 2010	6.07	5.71
March 2010	7.06	5.76
February 2010	6.96	5.90
January 2010	7.10	6.06
December 2009	6.30	4.95

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Once the Director or Office Holder complies with the above disclosure requirements, the Company may approve the transaction in accordance with the provisions of the Articles of Association.  If the transaction is with a third party in which the member of the Board of Directors or Office Holder has a potential interest, the approval must confirm that the transaction is not adverse to the Company’s interest.  Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the Articles of Association, it also must be approved by the Audit Committee and then by the Board of Directors, and, under certain circumstances, by a meeting of the shareholders of the Company.  See “Item 6. Directors, Senior Management and Employees - 6C. Board Practices – Approval of Related Party Transactions under the Israeli Companies Law”.

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
Under the terms of the agreement, the new entity is to be managed by Lior Baron, as CEO, and Yaakov Baron, as Chairman, and the board of directors is to consist of four members – the CEO, Chairman, Zwi Williger and Joseph Williger.  The parties agreed that in the event of a dispute regarding ordinary course business matters the representatives of Willi-Food on the board will have three votes, rather than two. Under the terms of the agreement, in consideration for the 50.1% interest, the Company paid $1 million in owner's loans that was converted into equity on April 1, 2008.

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

On September 2, 2009, the Company signed an agreement to sell all of its holdings in Baron and to assign all of its rights and obligations to the Baron family. In exchange for the sale of shares and the assignment of rights and obligations, the Baron family agreed to pay US$ 937,500, which was paid to the Company on the date of execution of the agreement. As a result of the sale of the shares of Baron the Company recognized a capital loss of NIS 1.5 million (USD 0.4 million).

Agreement with the owners of a manufacturer and global distributor of kosher dairy products to form a new Company. In October 2007, the Company's subsidiary, Gold Frost, signed a binding letter with the owners of a manufacturer and global distributor of kosher dairy products (the "Distributor"), who are based in Denmark, to form a new joint company (“Kirkeby”). Gold Frost holds a 51% interest in Kirkeby, and the owners of the distributor hold the remaining interest. A significant aspect of this transaction is the fact that Kirkeby has a US dairy import license.

As part of the transaction, the Distributor transferred to Kirkeby $200 thousand as well as 35 customers from 15 countries worldwide, including a US import license. Kirkeby was granted the exclusive right to use the distributor's trademarked brand name in sales and marketing of kosher products.  The Distributor retained the right to use its trademarked brand name for non-kosher dairy products. It is intended that ultimately Kirkeby will seek to broaden its penetration into the kosher European and North American markets. In consideration for the 51% interest in Kirkeby, Gold Frost paid at the closing $400 thousand to the Distributor. In June 2009, Gold Frost signed an agreement to sell its 51% interest in Kirkeby to Kirkeby and/or to the former owner for $400,000. According to the terms of the agreement, an amount equal to the balance of outstanding invoices owed by Gold Frost to Kirkeby would be deducted as a downpayment, and the remainder would be paid by deducting in the purchase price by a pre-determined amount for each shipment of goods that Gold Frost would purchase from Kirkeby or from the former owner, and the balance of the consideration, if any, will be paid in April 2011.

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

                On May 14, 2009, the Company received from the Sellers of Shamir (the "Sellers") a notice cancelling the acquisition agreement of Shamir (the "Shamir Agreement"), and on May 18, 2009, the Company was notified of unilateral actions taken by the Sellers with respect to a change in Shamir's board composition and signatory rights and replacement of the articles of association of Shamir in an effort by the Sellers to deprive the Company of its board representation and signatory rights in Shamir.

        The Company submitted an urgent application to the district court in Tel Aviv requesting, among other things, a declaratory judgment that the acquisition agreement is in full force and effect and various injunctions against the Sellers.  The court issued injunction providing that the Sellers are prohibited from taking any action not in accordance with the signatory rights in Shamir in effect prior to May 18, 2009, performing any disposition of the shares of Shamir held by the Company, taking any action not in accordance with the articles of association of Shamir as in effect prior to May 18, 2009, and/or interfering with the functions of Shamir's board of directors as composed prior to May 18, 2009.  In addition, pursuant to the injunction, the Sellers are prohibited from interfering with the functions of the co-CEO of Shamir nominated by the Company and/or from preventing the deputy CFO of Shamir from participating in the discussions to approve the financial statements of Shamir. The Shamir Agreement is currently subject to legal proceedings, the details of which can be found in “Item 8.  Financial Information – A. Legal Proceedings.”

Public Offering on March 2010.  On March 17, 2010, we completed a public offering of our ordinary shares. The Company issued a total of 3,305,786 ordinary shares at a purchase price of $6.05 per share, and the Company also granted to the underwriter an option, that was exercisable within 30 days from the date of the public offering, to purchase up to an additional 330,579 ordinary shares. As to the date of this report the option was expired. After deducting closing costs and fees, the Company received net proceeds of approximately $19.0 million.

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

 On July 23, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) –- 2009 (the "2009 Reform"),, which provided, inter-alia, an additional gradual reduction in the corporate tax rate to 18% by 2016.

It should be noted that various issues related to the 2003 Tax Reform, the 2006 Tax Reform and the 2009 Reform remain unclear in view of the legislative language utilized. The analysis below is therefore based on our current understanding of this legislation.

Corporate Tax Structure

General

The corporate tax rate applicable in 2009 was 26%. This rate was reduced to 25% in 2010 and is scheduled to be gradually reduced to 18% by 2016.

Amendment No. 174 to the Income Tax Ordinance, enacted in January 2010, provides that Israeli Accounting Standard No. 29 will not apply with respect to the tax years 2007, 2008 and 2009, and as a result the International Financial Reporting Standards (IFRS) will not apply for the purposes of determining taxable income in these tax years. The affect of this amendment on our financial statements, included in this annual report, is not material.

Corporate Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985 (the "Inflationary Adjustments Law") is designed to neutralize the erosion of capital investments in businesses and to prevent tax benefits resulting from the deduction of inflationary financial expenses. The Inflationary Adjustments Law applies a supplementary set of inflationary adjustments to the normal taxable profit computed according to regular historic cost principles. Generally, the Inflationary Adjustments Law provides tax deductions and adjustments to depreciation deductions and tax loss carry forwards to mitigate the effects resulting from an inflationary economy. Until 2008, our taxable income was determined under the Inflationary Adjustments Law. In February 2008, the Israeli Parliament approved Amendment No. 20 to the Inflationary Adjustments Law (the "Amendment”). The Amendment repealed the Inflationary Adjustments Law as of January 1, 2008 and set certain transitionary rules.

Taxation of the Company Shareholders

Dividends

Israeli resident

●
Individual - The distribution of dividend by an Israeli resident company to an Israeli resident individual will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Significant Shareholder” (i.e., a  person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company's means of control ) at the time of distribution or at any time during the preceding 12 months period.

●
Corporation - Dividend distributed by an Israeli resident corporation to another Israeli resident corporation will be generally exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

Non Israeli resident

Under the Israeli Income Tax Ordinance non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Significant Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12 months period, those rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Double Tax Treaty between the State of Israel and the U.S. ("Israel-U.S. Tax Treaty") the following rates will apply in respect of dividend distributed by an Israeli resident company to a U.S. resident:

●
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

●
If both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate applicable to an "approved enterprise" or "privileged enterprise" under the Israeli Law for the Encouragement of Capital Investments of 1959– the tax rate is 15%.

●	In all other cases, the tax rate is 25%.

The aforementioned rates under the Israel -U.S. Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

Withholding tax at source from dividend distributed by the company

An Israeli resident company whose shares are listed in a stock exchange is obligated to withhold tax, upon the distribution of a dividend, from the amount distributed, at the following rates:

●	Israeli resident corporation – 0%.
●	Israeli resident individual – 20%.
●	Non-Israeli resident – 20% subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

Capital Gain Tax Applicable to Israeli Resident Shareholders

The Capital gain accrued at the sale of an asset purchased on or after January 1, 2003 will be taxed as follows:

●
Individual - The real capital gain will be subject to tax at the rate of 20%. If the shareholder is a Significant Shareholder (as defined above) at any time during the 12 months period preceding such sale, the tax rate will be 25%. A capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%.

●
Corporation - The real capital gain derived by corporation will be generally subject to tax at the corporate tax rate (25% in 2010, reduced capital gains tax rate of 25% in 2009). However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon August 10, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (26% in 2009, 25% in 2010).

The Capital gain accrued at the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 46% in 2009, 45% in 2010) and the regular corporate tax rate for corporations (26% in 2009, 25% in 2010) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

At the sale of traded securities a detailed return, including a computation of the tax due, should be filed and an advanced payment should be paid on January 31 and June 30 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder the aforementioned return should not be filed and no advance payment should be paid. Capital gain is also reportable on the annual income tax return.

Capital Gain Tax Applicable to Non-Israeli Resident Shareholders

Capital gain from the sale of the Shares by a non-Israeli shareholder are exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares at the stock exchange (ii) the seller doesn't have a permanent establishment in Israel to which the derived capital gain is attributed (iii) if the seller is a corporation, less than 25% of its means of control, directly and indirectly, are held by Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gain tax under an applicable tax treaty. Thus, the U.S.-Israel Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident  owned, directly or indirectly, less than 10% of an Israeli resident company's voting power at any time within the 12 – month period preceding such sale; and (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Taxation of investors engaged in a business of trading securities

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2009 - 26% tax rate for a corporation and a marginal tax rate of up to 46% for individual. in 2010 - 25% tax rate for a corporation and a marginal tax rate of up to 45% for individual). If the shareholder is a non-Israeli resident then such taxation is subject to the provisions of any applicable double tax treaty.

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

U.S. Federal Income Tax Considerations

               The following is a general discussion of certain material U.S. federal income tax consequences of ownership and disposition of the Company’s shares by a “U.S. holder” (as defined below). This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder in light of the holder’s particular circumstances and does not address U.S. state, local and non-U.S. tax consequences. The discussion applies only to U.S. holders (as defined below) that hold the shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as certain financial institutions, insurance companies, dealers and traders in securities or foreign currencies, persons holding the shares as part of a hedge, straddle, conversion transaction or other integrated transaction, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons liable for the alternative minimum tax, tax-exempt organizations, or shareholders that own or are deemed to own 10% or more of the Company’s voting power.

               This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. Shareholders are urged to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares in light of their particular circumstances.

                The discussion below applies only to U.S. holders. As used herein, a “U.S. holder” is a beneficial owner of the Company’s shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

                If an entity that is classified as a partnership for U.S. federal income tax purposes holds the shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the entity. Partners or members of such entities should consult their tax advisors regarding the tax consequences of investments in the Company’s shares.

Taxation of Distributions

                Subject to the discussion in "- Passive Foreign Investment Company Rules" below, distributions paid on the Company’s shares, other than certain pro rata distributions of ordinary shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Since the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, U.S. holders will generally be required to treat such distributions as taxable dividends and include them in income on the date of receipt. Subject to applicable limitations, dividends paid to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011, will be taxable at a maximum rate of 15%. The amount of a dividend will include any amounts withheld by the Company or its paying agent in respect of Israeli taxes. The amount of the dividend will be treated as foreign source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

        Dividends paid in NIS will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may have foreign currency gain or loss if the holder does not convert the amount of such dividend into U.S. dollars on the date of its receipt. Such gain or loss would generally be treated as U.S. source ordinary income or loss.

                Subject to applicable limitations that may vary depending upon a U.S. holder’s particular circumstances, Israeli taxes withheld from dividends at a rate not exceeding the rate provided by the U.S.-Israel income tax treaty will be creditable against the holder’s U.S. federal income tax liability. Israeli taxes withheld in excess of the rate allowed by the treaty will not be eligible for credit against a U.S. holder’s federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Instead of claiming a credit, a U.S. holder may, at the holder’s election, deduct the otherwise creditable foreign taxes in computing the taxable income for the year, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and holders should consult their own tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in their particular circumstances.

Sale and Other Disposition of the Company’s Shares

                Subject to the discussion in "- Passive Foreign Investment Company Rules" below , gain or loss realized on the sale or other disposition of shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder held the shares for more than one year. The amount of gain or loss will be equal to the difference between the tax basis in the shares disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” for U.S. federal income tax purposes, or PFIC, for the taxable year of 2009. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, equity investments in less than 25%-owned entities) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were to be treated as a PFIC for any taxable year during which a U.S. holder held a share in the Company, certain adverse consequences could apply to the U.S. holder. Specifically, gain recognized by a U.S. holder on a sale or other disposition of a share would be allocated ratably over the U.S. holder’s holding period for the share. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income in the current year. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. holders that may mitigate the adverse consequences resulting from PFIC status. In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

Information Reporting and Backup Withholding

            Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the U.S. holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. holder provides a correct taxpayer identification number and certifies that the U.S. holder is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

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

Interest rate risk: The Company invests part of its cash reserves in instruments that bear fixed interest rate. The Company, as part of its investing policy, invests part of its cash reserves in bonds and convertible debentures that bears fixed interest rate; as a result, the Company is espoused to changes in interest rates.

The table below details the sensitive analysis in respect to exposure relating to investment in instruments with fix interest rate:

	Gain (loss) from interest change		Fair value	Gain (loss) from interest change
Change in Interest as % of interest rate	(10)%	(5)%		5%	10%
Increase\decrease in financial Income	6	3	1,129	(3)	(6)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 15T. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended).  These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.  We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2009.  Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to meet these objectives.

(b) Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our management (with the participation of the CEO and CFO) assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Tread way Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2009 based on these criteria.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report.

 (c) Changes in Internal Control Over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

           The following table presents the aggregate fees for professional services and other services rendered by Brightman Almagor Zohar & Co. in Israel, a member of firm of Deloitte Touche Tomhatsu to the Company in 2009 and 2008.

	NIS 2009	NIS 2008	USD 2009	USD 2008
Audit Fees (1)	360,000	320,000	95,364	84,768
Tax Fees (2)	37,000	80,000	9,801	21,192
TOTAL	397,000	404,000	105,208	105,960

(1)     Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

 (2)     Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Below is a list of purchases of the Company’s ordinary shares by affiliated purchasers during calendar year 2009 and from January 1, 2010 to June 21, 2010. There were no purchases by the Company of the Company’s ordinary shares during such periods.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Plans or Programs
Willi Food
January 6, 2009- January 30, 2009	32,365	1.439	N/A	N/A
February 2, 2009- February 18, 2009	66,065	1.443	N/A	N/A
August 27, 2009	29,600	3.610	N/A	N/A
December 16, 2009	20,000	5.100	N/A	N/A
Zwi Williger
March 18, 2009	367,000	*	N/A	N/A
April 16, 2009- April 30, 2009	39,275	1.528	N/A	N/A
May 1, 2009- May 29, 2009	42,799	1.926	N/A	N/A
June 1, 2009- June 26, 2009	76,737	2.201	N/A	N/A
July 14, 2009- July 24, 2009	18,421	2.526	N/A	N/A
August 3, 2009- August 6, 2009	3,225	3.177	N/A	N/A
December 15, 2009	2,062	5.000	N/A	N/A
March 26, 2010	10,000	5.800	N/A	N/A
Joseph Williger
March 17, 2009- March 24, 2009	39,945	1.028	N/A	N/A
April 6, 2009- April 20, 2009	1,000	1.378	N/A	N/A
May 4, 2009- May 29, 2009	27,410	1.974	N/A	N/A
June 1, 2009- June 15, 2009	17,800	2.179	N/A	N/A

* According to a loan agreement signed on September 1, 2008, Mr. Zwi Williger provided a loan to Mr. Arieh Bar Lev (Arcadi Gaydamak) in the amount of approximately USD 4.5 million.  This loan was secured, among others, by a lien on the 367,000 shares acquired by Mr. Arieh Bar Lev (Arcadi Gaydamak) on May 28, 2008.  The maturity date of the loan was October 16, 2008, and it was not repaid. Under the loan agreement, the shares were foreclosed by Mr. Zwi Williger on March 18, 2009

ITEM 16F.  CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

                 The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq:

●
Executive Sessions – Under Nasdaq rules, U.S. domestic listed companies, must have a regularly scheduled meetings at which only independent directors are present. We do not have such executive sessions.

●
Compensation of Officers - Under Nasdaq rules, executive compensation must be determined or recommended to the Board for determination by a compensation committee comprised solely of independent directors or by independent directors constituting a majority of the Board's independent directors.  Not all of our executive compensation is determined in this manner.

●
Nominations of Directors - Under Nasdaq rules, U.S. domestic listed companies, must have a nominations committee comprised solely of independent directors and must have director nominees selected or recommended by a majority of its independent directors. Our directors are not nominated in this manner.

●
Nominations Committee Charter or Board Resolution - Under Nasdaq rules, U.S. domestic listed companies, must adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. We do not have such a formal written charter or board resolution.

●
Quorum - Under Nasdaq rules, U.S. domestic listed companies by-laws provide for a quorum of at least 33 1/3 percent of the outstanding shares of the company’s common voting stock. According to our articles our quorum should be at least 25 percent of the outstanding shares of our common voting stock.

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (1)
1.2	Articles of Association of the Company, as amended (4)
2.1	Specimen of Certificate for ordinary shares (2)
4.1	Share Option Plan (2)
†4.2	Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated June 1, 1998 (3)
†4.3	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated August 1, 2005 (4)
†4.4	Management Agreement between the Company and Zwi W. & Co. Ltd., dated June 1, 1998 (3)
†4.5	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated August 1, 2005 (4)
†4.6	Lease of Company’s premises with Titanic Food Ltd., dated November 23, 1998 (3)
†4.7	Services Agreement between the Company and Willi Food, dated April 1, 1997 (3)
†4.8	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (4)
†4.9	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (4)
4.10	Relationship Agreement between the Company, Gold Frost, Willi Food, Zwi Williger and Joseph Williger dated February 28, 2006 (4)
4.11	Placing Agreement between the Company, Gold Frost, certain officers of Gold Frost and Corporate Synergy dated March 2, 2006 (4)
4.12	Lock In Agreement, between the Company, Gold Frost, Corporate Synergy and certain officers of Gold Frost, dated March 2, 2006 (4)
4.13	Securities Purchase Agreement, dated as of October 25, 2006, among the Company and the investors identified on the signature pages thereto. (5)
4.14	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (5)
4.15	Asset Purchase Agreement, dated as of January 19, 2007, by and among the Company, WF Kosher Food Distributors, Ltd., Laish Israeli Food Products Ltd. and Arie Steiner.(6)
†4.16	Agreement, dated February 11, 2007, between the Company and Mr. Ya'acov Baron, Ms. Hedva Baron, Mr. Li'or Baron, Ms. Gozlan Or'na and Ms. Michal Baron Sha'hak. (6)
†4.17	Agreement, dated January 2, 2008, between the Company and Mr. Jacob Ginsberg, Mr. Amiram Guy and Shamir Salads 2006 Ltd. (7)
4.18	Share Purchase Agreement, dated February 13, 2008, between Gold Frost and Kirkeby Cheese Export A/S. (7)
4.19	Shareholders Agreement, dated February 13, 2008, between Gold Frost and Kirkeby Cheese Export A/S. (7)
4.20	Co-operation Agreement, dated January 1, 2008, between Kirkeby Cheese Export A/S, Haarby Mejeri/Kirkeby Dairy ApS and Kirkeby International Foods A/S. (7)

8	Subsidiaries of the Company (4)
8.1	Subsidiaries of the Company (7)
8.2	Subsidiaries of the Company*
12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.(a).1	Consent of Independent Registered Public Accounting Firm*

†	English translations from Hebrew original.
(1)	Incorporated by Reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.
(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(5)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.
(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.
(7)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
*	Filed Herewith

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
G. Willi-Food International Ltd.

We have audited the accompanying consolidated statements of financial position of G. Willi-Food International Ltd. ("the Company") and its subsidiaries as of December 31, 2009 and 2008 and the related consolidated Statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such the consolidated financial statements referred to above present fairly, in all material respects, the consolidated statements of financial position of the Company and its subsidiaries as of December 31, 2009 and 2008 and the consolidated Statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2009, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tomhatsu

Tel-Aviv, Israel
June 28, 2010

G. WILLI-FOOD INTERNATIONAL LTD.  AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		December 31,
	Note	2 0 0 9	2 0 0 8	2 0 0 9(*)
		NIS		US Dollars
		(in thousands)
Assets
Current assets
Cash and cash equivalents	4a	87,104	78,749	23,074
Financial assets at fair value through profit or loss	4b	11,356	9,367	3,008
Trade receivables	4c	77,752	79,599	20,597
Other receivables	4d	1,990	3,860	527
Current tax assets		-	2,456	-
Inventories	4e	44,810	34,417	11,870
Total current assets		223,012	208,448	59,076

Non-current assets
Property, plant and equipment		56,364	55,574	14,931
Less -accumulated depreciation		16,979	13,467	4,497
	7	39,385	42,107	10,434

Long term receivables		760	-	201
Prepaid expenses		12,577	12,666	3,332
Goodwill	8a	1,936	3,829	513
Intangible assets, net	9a	4,674	5,181	1,238
Deferred taxes	15c	375	1,111	99
Total non-current assets		59,707	64,894	15,817

Total assets		282,719	273,342	74,893

Equity and liabilities
Current liabilities
Short-term bank credit	11	10,372	17,562	2,748
Trade payables	10a	49,382	53,728	13,081
Provisions	13	145	6,197	39
Current tax liabilities		2,801	1,050	742
Other payables and accrued expenses	10b	8,976	4,971	2,378
Employees Benefits	14a	2,977	2,544	789
Total current liabilities		74,653	86,052	19,777

Non-current liabilities
Long-term bank loans	11	97	267	26
Deferred taxes	15c	445	442	117
Warrants to issue shares		-	5	-
Retirement benefit obligation	14	1,044	994	277
Total non-current liabilities		1,586	1,708	420

Commitments and contingent liabilities

Shareholders' equity
Share capital		1,113	1,113	295
Additional paid in capital		59,056	59,056	15,644
Capital fund		247	247	65
Foreign currency translation reserve		639	369	169
Retained earnings		141,883	111,447	37,585
Equity attributable to owners of the Company		202,938	172,232	53,758
Non-controlling interest		3,542	13,350	938
		206,480	185,582	54,696

Total equity and liabilities		282,719	273,342	74,893

(*)    Convenience Translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(NIS in thousands)

		Year ended December 31,
	Note	2 0 0 9	2 0 0 8	2 0 0 7	2 0 0 9(*)
		NIS			US Dollars
		(in thousands)

Revenue	20a	303,460	289,068	201,617	80,387
Cost of sales	20b	219,569	228,839	156,062	58,164
Gross profit		83,891	60,229	45,555	22,223

Operating costs and expenses
Selling expenses	20c	35,598	31,800	20,602	9,430
General and administrative expenses	20d	20,451	16,863	12,280	5,417
Other (income) expenses	21	(5,330)	1,846	(454)	(1,411)
		50,719	50,509	32,428	13,436

Operating profit		33,172	9,720	13,127	8,787

Finance income	22a	2,744	(4,167)	2,111	727
Finance expense	22b	1,273	673	(323)	337
Finance income (expense), net		1,471	(4,840)	2,434	390

Profit before taxes on income		34,643	4,880	15,561	9,177
Taxes on income	15a	5,043	1,117	2,174	1,336
Profit from continuing operations		29,600	3,763	13,387	7,841
Profit (Loss) from discontinued operations		1,928	(3,496)	(8,748)	511
Profit for the year		31,528	267	4,639	8,352

Attributable to:
Owners of the Company	23a	30,436	(786)	2,342	8,063
Non-controlling interest		1,092	1,053	2,297	289
Net income		31,528	267	4,639	8,352

Earnings (loss) per share	23
Basic from continuing operations		2.81	0.30	1.14	0.75
Basic from discontinued operations		0.15	(0.38)	(0.91)	0.04
Basic earnings (loss) per share		2.96	(0.08)	0.23	0.79

Diluted from continuing operations		2.81	0.30	1.14	0.75
Diluted from discontinued operations		0.15	(0.38)	(0.91)	0.04
Diluted earnings (loss) per share		2.96	(0.08)	0.23	0.79

Shares used in computation of basic EPS		10,267,893	10,267,893	10,267,893	10,267,893

Shares used in computation of diluted EPS		10,267,893	10,267,893	10,267,893	10,267,893

(*)           Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

		Year ended December 31,
	Note	2 0 0 9	2 0 0 8	2 0 0 7	2 0 0 9(*)
		NIS			US Dollars
		(in thousands)

Net income		31,528	267	4,639	8,352

Other comprehensive income
Translation differences for foreign operations		52	742	(615)	14
Other comprehensive income for the year		52	742	(615)	14

Total comprehensive income for the year		31,580	1,009	4,024	8,366

Total comprehensive income for the year attributable to:

Owners of the Company		30,475	(3)	1,928	8,073
Non-controlling interest		1,105	1,012	2,096	293
		31,580	1,009	4,024	8,366

(*)           Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN  EQUITY
(NIS in thousands)

	Share capital	Additional paid in capital	Capital fund	Foreign currency translation reserve	Retained earnings	Attributable to owners of the parent	Non-controlling interest	Total shareholders' equity

Balance - January 1, 2007	1,113	59,056	-	-	109,891	170,060	14,750	184,810

Profit for the year	-	-	-	-	2,342	2,342	2,297	4,639
Currency translation differences	-	-	-	(414)	-	(414)	(201)	(615)
Total comprehensive income for the year				(414)	112,233	171,988	16,846	188,834

Non-controlling interests in newly acquired subsidiary	-	-	-	-	-	-	1,919	1,919
Purchase of non-controlling interest	-	-	-	-	-	-	(146)	(146)
Balance - December 31, 2007	1,113	59,056	-	(414)	112,233	171,988	18,619	190,607

Profit for the year	-	-	-	-	(786)	(786)	1,053	267
Currency translation differences	-	-	-	783	-	783	(41)	742
Total comprehensive income for the year				369	111,447	171,985	19,631	191,616

Non-controlling interests in newly acquired subsidiary	-	-	-	-	-	-	3,350	3,350
Purchase of non-controlling interest	-	-	247	-	-	247	(9,362)	(9,115)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(269)	(269)

Balance - December 31, 2008	1,113	59,056	247	369	111,447	172,232	13,350	185,582

Profit for the year	-	-	-	-	30,436	30,436	1,092	31,528
Currency translation differences	-	-	-	39	-	39	13	52
Total comprehensive income for the year				408	141,883	202,707	14,455	217,162

Purchase of non-controlling interest	-	-	-	-	-	-	(7,559)	(7,559)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(101)	(101)
Disposal of subsidiary	-	-	-	231	-	231	(3,253)	(3,022)

Balance - December 31, 2009	1,113	59,056	247	639	141,883	202,938	3,542	206,480

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7	2 0 0 9(*)
	NIS			US Dollars
	(in thousands)
Cash flows - operating activities
Profit from continuing operations	29,600	3,763	13,387	7,841
Adjustments to reconcile net profit to net cash from\ continuing operating activities(Appendix A)	(14,803)	11,790	(2,149)	(3,922)

Net cash from continuing operating activities	14,797	15,553	11,238	3,919

Net cash from (used in) discontinued operating activities	2,876	3,346	(3,296)	762

Cash flows - investing activities
Acquisition of property plant and equipment	(1,839)	(3,109)	(10,855)	(487)
Proceeds from sale of property plant and Equipment	276	165	16	73
Additions to intangible assets	-	(300)	-	-
Additions to prepaid expenses	(1,086)	(1,579)	-	(288)
Long term deposit, net	(7)	(44)	(119)	(2)
Proceeds from realization (purchase) of marketable securities, net	663	16,714	(17,378)	176
Purchase of additional shares in subsidiary	(2,314)	(9,250)	(182)	(613)
Disposal of subsidiary	2,185	-	-	579
Purchase of subsidiaries	-	(5,664)	(15,400)	-

Net cash used in continuing investing activities	(2,122)	(3,067)	(43,918)	(562)

Net cash used in discontinued investing activities	(30)	(36)	(416)	(8)

Cash flows - financing activities
Deferred expenses related to Public Offering	(110)	-	-	(29)
Short-term bank credit, net	(3,362)	(1,797)	-	(890)
Repayment of loans	(1,601)	(1,369)	-	(424)
Proceeds of loans	487	6,803	-	129

Net cash from (used in) continuing financing activities	(4,586)	3,637	-	(1,214)

Net cash from (used in) discontinued financing activities	(2,566)	(2,312)	6,781	(680)

Increase (decrease) in cash and cash equivalents	8,369	17,121	(29,611)	2,217

Cash and cash equivalents at the beginning of the financial year	78,749	61,649	91,398	20,860

Net foreign exchange difference on cash and cash equivalents from discontinued activities	(14)	(21)	(138)	(3)

Cash and cash equivalents of the end of the financial year	87,104	78,749	61,649	23,074

(*)           Convenience Translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

A.	Adjustments to reconcile net profit to net cash from operating activities

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7	2 0 0 9(*)
	NIS			US Dollars
	(in thousands)

Revaluation of loans from banks and others	32	106	-	8
Deferred income taxes	739	(505)	(433)	196
Capital Gain on purchase of additional shares in subsidiary	(5,245)	-	-	(1,389)
Unrealized loss (gain) on marketable securities	(2,652)	5,186	56	(703)
Depreciation and amortization	5,777	5,022	2,432	1,530
Capital gain on disposal of property
plant and equipment	(85)	(85)	(16)	(22)
Employees benefit, net	50	545	(122)	13
Change in value of warrants to issue shares	(5)	(1,035)	(767)	(1)

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(7,196)	(4,665)	(1,374)	(1,906)
Increase in inventories	(10,986)	(3,789)	(5,920)	(2,910)
Decrease in long term receivables	103	-	-	27
Increase in trade and other payables, and other current liabilities	4,665	11,010	3,995	1,235

	(14,803)	11,790	(2,149)	(3,922)

Supplemental cash flow information

Interest paid	627	835	104	166

Income tax paid	2,191	3,736	7,645	580

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

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2                 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.
Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the CPI. As of December 31, 2003 when the economy ceased to be hyper-inflationary and the Company no longer adjusted its financial statements to the ISRAELI CPI, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

▪	Assets and liabilities measured by fair value: financial assets measured by fair value recorded directly as profit or loss.

▪	Inventories are stated at the lower of cost and net realizable value.

▪	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

▪	Liabilities to employees as described in note 2U.

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

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. (Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined). Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognised in profit or loss in the period in which they accrue.

(1)
Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional, currency’). The consolidated financial statements are presented in ‘NIS’, which is the company’s functional and the group’s presentation currency.

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

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

For the effect of the issuance of IAS 27 (revised) "Consolidated and Separate Financial Statements" see note 2X below.

(2)       Non-controlling Interest

Non-controlling interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling’s share of changes in equity since the date of the combination. Losses applicable to the non-controlling in excess of the non-controlling’s interest in the  subsidiary's equity are allocated against the interests of the Group except to the extent that the non-controlling has a binding obligation and is able to make an additional investment to cover the losses.

In instances of purchases from non-controlling interests, the excess of cost of acquired interest over the carrying value is recognized as goodwill. In cases of excess of carrying value over the cost, such amount is recorded in income statements.

In instances of disposals to non-controlling interests, without loss of control (either by sale or by issuance of shares by the subsidiary) the differences between the consideration received and the book value of the Group's sold is recognized in income statements.

F.
Business combination

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, which are recognised and measured at fair value less costs to sell.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2                 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.
Business combination (Cont.)

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

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

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

H.
Discontinued operations

Exercised activities constitute discontinued activities when they represent a separate major line of business activity or geographical area of operations, or constitute part of a single and coordinated design for the exercise of an area of business activity, or a geographical area of activity, which is central and separate. Revenues and expenses belonging to discontinued activities are presented in the consolidated statements of operations less taxes on income in all periods presented as "Profit (Loss) from discontinued operations". Cash flows due to discontinued activities are presented together in the cash flow report for each reporting period presented in accordance with the classification of operating activity, investment activity and finance activity.

Regarding the IFRS 5 revision "Non Current Assets Held for Sale and Discontinued Activities" as part of the 2008 improvements to International Financial Reporting Standards, see Note 2X(3).

I.
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

I.
Property, plant and equipment (Cont.)

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any extension period, where the Company intends to exercise such option, or their useful life.

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

J.
Intangible assets, except goodwill

An intangible asset is an identifiable non-monetary asset without physical substance.

An intangible asset with an indefinite useful life shall not be amortized.

In accordance with IAS 36, an entity is required to test an intangible asset with an indefinite useful life for impairment by comparing its recoverable amount with its carrying amount:

(a)       annually, and
(b)       whenever there is an indication that the intangible asset may be impaired.

Intangible assets with a finite useful life are stated at cost less accumulated amortization and accumulated impairment losses. Amortization is charged according to the straight-line method over their estimated useful life. See also Note 9.

Useful lives of Intangible assets:

Years
Intangible assets acquired in a business combination:
Technology knowledge	10
Customers relationship	15
Trade name	25
Other intangible asset:
Trade name	7

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2                 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.
Intangible assets acquired in a business combination (Cont.)

Intangible assets acquired separately

Intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. The cost of such intangible assets is their fair value at the acquisition date.
The estimated useful life and amortisation method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognised separately from goodwill are initially recognised at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

K.
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

Cost determined as follows:

Raw material, components and packaging	-	by the "first-in, first-out" method;
Processing goods	-	cost of materials plus labor
finished products	-	on the basis of standard cost which approximates actual production cost (materials, labor and indirect manufacturing costs).
Products	-	weighted average method

M.	Financial assets (1) General

All financial assets are recognised and derecognised on trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial a

Financial assets are classified into the following specified categories. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition:

•	Loans and receivables

(2)     Financial assets at FVTPL

          Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at  FVTPL.

  A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling in the near future; or
•	it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
•	it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset. See also note 4b.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2                 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Financial assets (Cont.) (3) Loans and receivables

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

For all other financial assets, an objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or
•	Default or delinquency in interest or principal payments; or
•	It becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

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

In a subsequent period, if the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2                 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Financial liabilities and equity instruments issued by the Group

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

 Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

(2)
Consumer price index financial liabilities

The Company has Consumer Price Index ("CPI")-linked financial liabilities that are not measured at fair value through profit or loss. For those liabilities, the Company determines the effective interest rate as a real rate plus linkage differences according to the actual changes in the CPI up to the balance sheet date.

O.
Derivative financial instruments

The Group enters into a certain derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately.

P.	Revenue recognition Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)	Sale of goods Revenue from the sale of goods is recognised when all the following conditions are satisfied:

•	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;
•	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the entity; and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2                 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Revenue recognition (Cont.)

(2)         Rendering of services

Revenue from a contract to provide services is recognised by reference to the stage of completion of the contract. The stage of completion of the contract is determined as follows:

•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the entity;
•	The stage of completion of the installation can be measured reliably at the balance sheet date;
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably;
•
installation fees are recognised by reference to the stage of completion of the installation, determined as the proportion of the total time expected to install that has elapsed at the end of the reporting period; and

•
servicing fees included in the price of products sold are recognised by reference to the proportion of the total cost of providing the servicing for the product sold, taking into account historical trends in the number of services actually provided on past goods sold.

(3)
Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

(4)	Dividend revenue Dividend revenue from investments is recognised when the shareholder’s right to receive payment has been established.

Q.	Leasing

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

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term. In instance of operating lease agreements where lease payments are not paid at the beginning of the lease period, or where the lease payments are reduced, and the Group is getting additional benefits from the lessoe, operating lease payments are recognised as an expense on a straight-line basis over the lease term.

Lease agreements with the ILA with respect to a parcel of land is classified as operating leases. The prepaid lease payments are recognized on the balance sheet as "Prepaid expenses", and are amortized on a straight-line basis over the lease period.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2                 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Provisions (1) General

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

 (2)       Onerous contracts

Present obligations arising under onerous contracts are recognised and measured as provisions. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

S.
Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date using the Black&Sholts model.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest.

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

(1)
Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

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

Short term company benefits include the company’s liability for short term absences, payment of grants, bonuses and compensation. These benefits are recorded to the statement of operations when created. The benefits are measured on a non capitalized basis. The difference between the amount of the short term benefits to which the employee is entitled and the amount paid is therefore recognized as an asset or liability.

V.	Earnings (loss) per share

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

In the computation of diluted earnings per share, the Company adjusted its income (loss) attributable to its ordinary shareholders by multiplying their diluted EPS and the weighted average of the outstanding shares for the effects of all the dilutive potential ordinary shares of the Company.

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

(2)	Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and in the Israeli CPI:

As of:	Representative exchange rate of the Euro (NIS per ˆ1)	Representative exchange rate of the dollar (NIS per $1)	CPI “in respect of” (in points)

December 31, 2009	5.4417	3.775	105.2
December 31, 2008	5.2973	3.802	101.24

Increase (decrease) during the:	%	%	%
Year ended December 31, 2009	2.73	(0.71)	3.91
Year ended December 31, 2008	(6.4)	(1.14)	3.80
Year ended December 31, 2007	1.71	(8.97)	3.40

X.	Adoption of new and revised Standards and interpretations

(1)	Standards and Interpretations affecting amounts reported in the current period (and/or prior periods)

•
Improving Disclosures about Financial Instruments (Amendments to IFRS 7 Financial Instruments: Disclosures)

The amendments to IFRS 7 expand the disclosures required in respect of fair value measurements and liquidity risk. The Group has elected not to provide comparative information for these expanded disclosures in the current year in accordance with the transitional reliefs offered in these amendments.

•
IFRS 8 Operating Segments

The Group has adopted IFRS 8 Operating Segments effectively from January 1 2009. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance. In contrast, the predecessor Standard (IAS 14 Segment Reporting) required an entity to identify two sets of segments (business and geographical), using a risks and returns approach, with the entity’s ‘system of internal financial reporting to key management personnel’ serving only as the starting point for the identification of such segments. As a result, following the adoption of IFRS 8, the identification of the Group’s reportable segments has changed. See note 28.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2                 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	Adoption of new and revised Standards and interpretations (Cont.)

(1)	Standards and Interpretations affecting amounts reported in the current period (and/or prior periods) (Cont.)

•
IAS 1 (revised) Presentation of Financial Statements

IAS 1(revised) has introduced terminology changes (including revised titles for the financial statements) and changes in the format and content of the financial statements. In addition, the revised Standard has required the presentation of additional report to the financial statements, "Statement of Comprehensive Income", and additional balance sheet report for the earlier period represented in the financial statements in case of change in accounting policy via retroactively, restatement and reclassification.

IAS 1(revised) apply retroactively on reporting periods starting January 1 2009. According to the standard the Group represents Statement of Comprehensive Income.

During 2009 an additional amendment to IAS1 has been published which is in effect commencing January 1, 2010. At this stage, the management of the Group can not estimate the influence of the implementation of the standard on the financial statements of the Group.

(2)	Standards and Interpretations adopted with no effect on financial statements

•
Amendment to IAS 19, Employee Benefits.

Based on the amendment, classification of employee benefits as short-term or other long-term benefits will be done based on the date on which the liability is to be settled. According to the aforesaid, certain benefits were classified as short-term benefits.

•	IFRIC 16 Hedges of a Net Investment in a Foreign Operation The Interpretation provides guidance on the detailed requirements for net investment hedging for certain hedge accounting designations.

•
Addendum to IFRS 2, Share Based Payments - Vesting Conditions and Cancellation

The addendum to the standard determined the vesting conditions which have to be taken into account in fair value measurement of share based payment arrangements. In addition, the addendum explains the measurement of fair value of instruments with non-vesting conditions and of cancellations.

•
Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements

The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

•
Amendments to IAS 38 Intangible Assets

As part of Improvements to IFRSs (2008), IAS 38 has been amended to state that an entity is permitted to recognise a prepayment asset for advertising or promotional expenditure only up to the point at which the entity has the right to access the goods purchased or up to the point of receipt of services.

•
Embedded Derivatives (Amendments to IFRIC 9 and IAS 39)

The amendments clarify the accounting for embedded derivatives in the case of a reclassification of a financial asset out of the ‘fair value through profit or loss’ category.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2                 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	Adoption of new and revised Standards and interpretations (Cont.)

(3)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

•
IAS 27 (Amended) “Consolidated and Separate Financial Statements “

The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with non-controlling shareholders, in the context of which the company holds control of the subsidiary before and after the transaction, will be treated as capital transactions. In the context of transactions, subsequent to which the company loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value, with the difference as compared to book value to be recorded to the statement of operations. The non-controlling interest in the losses of a subsidiary, which exceed its share in shareholders’ equity, will be allocated to it in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. Earlier adoption is permitted, on the condition that it will be done simultaneous with early adoption of IFRS 3 (amended). The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively. At this stage, the management of the Group can not estimate the influence of the implementation of the standard on the financial statements of the Group.

•
IFRS 3 (Amended) “Business Combinations”

The new standard stipulates the rules for the accounting treatment of business combinations. Among other things, the standard determines measurement rules for contingent consideration in business combinations which is to be measured as a derivative financial instrument. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Non-controlling interests will be measured at the time of the business combination to the extent of their share in the fair value of the assets, including goodwill, liabilities and contingent liabilities of the acquired entity, or to the extent of their share in the fair value of the net assets, as aforementioned, but excluding their share in goodwill.

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

At this stage, the management of the Group can not estimate the influence of the    implementation of the standard on the financial statements of the Group.

•
IFRIC 17 Distributions of Non-cash Assets to Owners

The Interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2                 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	Adoption of new and revised Standards and interpretations (Cont.)

(3)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (Cont.)

•
IFRIC 19 -Extinguishing Liabilities with Equity Instruments

The Interpretation applies when a debtor extinguishing a liability fully or partly by issuing equity instruments to the creditor. If a debtor issues equity instruments to a creditor to extinguish all or part of a financial liability, those equity instruments are 'consideration paid' in accordance with IAS 39. Accordingly, the debtor should derecognize the financial liability fully or partly. The debtor should measure the equity instruments issued to the creditor at fair value, unless fair value is not reliably determinable, in which case the equity instruments issued are measured at the fair value of the liability extinguished. If it does, the debtor must allocate the fair value of the consideration paid between the liability extinguished and the liability retained. The debtor recognizes in profit or loss the difference between the carrying amount of the financial liability (or part) extinguished and the measurement of the equity instruments issued. The provision of IFRIC 19 is effective for period beginning on January 1, 2011.

At this stage, the management of the Group can not estimate the influence of the    implementation of the standard on the financial statements of the Group.

•
IFRS 9, Financial Instruments

The Standard is part of the wider project to replace IAS 39 Financial Instruments: Recognition and Measurement, and replaces IAS 39 with respect to classification and measurement of financial assets. The standard requires financial assets to be measured at amortized cost or fair value. An investment in a debt investment is measured at amortized cost if the objective of the business model is to hold assets in order to collect contractual cash flows and the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding. All other financial assets are measured at fair value.

In addition, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. Moreover, investments in equity instruments are measured at fair value and gains and losses on remeasurement are recognized in the statement of income. However, for an investment in an equity instrument that is not held for trading, the Standard allows an entity to elect to present all fair value changes from the investment in other comprehensive income (except for dividends). No amount recognized in other comprehensive income is ever reclassified to the statement of income. The Standard does not apply to financial liabilities.

The standard is effective for annual periods beginning on or after January 1 2013. Earlier adoption is permitted, under certain conditions. The standard generally requires retrospective application, except for several exceptions. In particular, if an entity adopts the standard for reporting periods beginning before January 1 2012 it is not required to restate prior periods. At this stage, the management of the Group can not estimate the influence of the implementation of the standard on the financial statements of the Group.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2                 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	Adoption of new and revised Standards and interpretations (Cont.)

(3)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (Cont.)

•
IFRS 2 Share-based Payment.

In June 2009, the IASB issued amendments to IFRS 2 Share-based Payment. These amendments clarify the scope of IFRS 2, as well as the accounting for group cash-settled share-based payment transactions in the separate (or individual) financial statements of an entity receiving the goods or services when another group entity or shareholder has the obligation to settle the award. The standard is effective for annual periods beginning on or after January 1 2010.

•
Amendments to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

International Accounting Standards Boards’ clarification (as part of Improvements to IFRSs (2008)) determines that Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

•
IFRS 8 Operating Segments

In the framework of the Improvements to IFRSs project from 2009, IFRS 8, with respect to Operating Segments, was amended. According to the Amendment, discloser of a measure of segment assets is required only if that measure is regularly reported to the chief operating decision maker. The standard is effective for annual periods beginning on or after January 1 2010.

•
Amendment to IAS 32, Financial Instruments: Presentation

The amendment addresses the accounting for rights issues to the existing shareholders, that allows the shareholder to acquire a fixed number of an entity's own equity instruments for a fixed amount of any currency, that are denominated in a currency other than the functional currency of the issuer, are equity instruments if the entity offers the rights pro rata to all of its existing shareholders of the same class of its own non-derivative equity instruments.

The amendment is effective for annual periods beginning on or after January 1 2011.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2                 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	Adoption of new and revised Standards and interpretations (Cont.)

(3)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (Cont.)

•
Amendments to IAS 7 Statement of Cash Flows (adopted in advance of effective date of 1 January 2010)

The amendments specify that only expenditures that result in a recognised asset in the statement of financial position can be classified as investing activities in the statement of cash flows. At this stage, the management of the Group can not estimate the influence of the implementation of the standard on the financial statements of the Group. The standard is effective for annual periods beginning on or after January 1 2010.

The following are new accounting standards and clarifications which are not yet effective and, in the opinion of the Company’s management, are not applicable to the Group or their effect is considered immaterial:

(1)	Amendments to IAS 36 Impairment of assets
(2)	Amendments to IAS 39 Financial Instruments: Recognition and Measurement
(3)	Amendment to IAS 24, Related Party Disclosure;

(4)	Standards and Interpretations in issue not yet adopted and will have material affect on the Group's Financial Statements

•
IAS 17 (amendment) "Leases"

As part of Improvements to IFRSs (2009) issued in April 2009, the International Accounting Standards Board amended the requirements of IAS 17 Leases regarding the classification of leases of land. Prior to amendment, IAS 17 generally required leases of land with an indefinite useful life to be classified as operating leases. This was inconsistent with the general principles of the Standard, and the relevant guidance has been removed due to concerns that it could lead to accounting that did not reflect the substance of arrangements. Following the amendments, leases of land are classified as either ‘finance’ or ‘operating’ in accordance with the general principles of IAS 17. These amendments are effective for annual periods beginning on or after 1 January 2010, and they are to be applied retrospectively to unexpired leases at 1 January 2010 if the necessary information was available at the inception of the lease. Otherwise, the revised Standard will be applied based on the facts and circumstances existing on 1 January 2010 (i.e. the date of adoption of the amendments). The Company entered into a long term lease agreement with the ILA with respect to a parcel of land which its facilities were constructed. The lease payments were paid in advance. The prepaid lease payments which were recognized in the balance sheet as "Prepaid Expenses" will be classified to "Fixed Assets".

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 3                 -       SIGNIFICANT ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESTIMATION

A.
General

In the application of the Group’s accounting policies, which are described in Note 2, the management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

B.
Significant judgments in applying accounting policies

The following are the significant judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

•
Revenue recognition - the Group has recognized in revenues amounted to NIS 303,460 thousands in the year ended December 31, 2009 (289,068 in the year ended December 31, 2008) for selling food products. The Group has given the buyers a right to return the product. According to the Group's estimations the rate of the products returns, based on the Group's past experience regarding similar transactions, will not be more than 1.7% of total revenues. As a result, the group recognized the revenues and created an accrual for customer's returns, at the same time. Any change of 1% in the Group's estimation will increase\ decrease the Group's revenues in the amount of NIS 3,035 thousands (NIS 2,891 thousands in the year ended December 31, 2008).

•
Useful lives of property, plant and equipment - the Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. There were no changes in the estimations of useful lives of property, plant and equipment in the current reporting period.

•
Impairment of goodwill - Determining whether goodwill is impaired requires an estimation by the management of the Company of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

The carrying amount of goodwill at the balance sheet date was NIS 1,936 thousand (USD 513 thousand), following disposal of Goodwill relating to a disposal of subsidiary in the amount of NIS 1,893 thousands (USD 501 thousand), an impairment loss in the amount of NIS 1,067 thousands recognized in the year ended December 31, 2008 and an impairment loss in the amount of NIS 3,054 thousands recognized in the year ended December 31, 2007.

•
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

•
Measurement of obligation for employee benefits - The current value of the Group's post-employment benefits obligation is based on an actuarial estimation, using a large number of assumptions, including capitalization rate. Changes in the actuarial assumptions may affect the value of the Group's post-employment benefits obligations. The Group estimates the capitalization rate once in a year, based on the capitalization rate of government bonds. Other assumptions are determined based on market conditions and on the Group's past experience.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4               -         CURRENT ASSETS

A.	Cash and cash equivalents - composition

	December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS		US Dollars
	(in thousands)

Cash in bank	4,687	6,611	1,242
Short-term bank deposits	82,417	72,138	21,832
Total cash	87,104	78,749	23,074

B.	Other financial assets

	December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS		US Dollars
	(in thousands)
Financial assets carried at fair value through profit or loss (FVTPL)
Held for trading non-derivative financial assets
Shares	2,546	882	674
Governmental loan and other bonds	7,273	1,526	1,927
Certificate of participation in mutual fund	1,537	6,959	407
Derivatives	-	77	-
	11,356	9,444	3,008

C.	Trade receivables (1) Composition

	December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS		US Dollars
	(in thousands)

Trade receivables	79,029	80,757	20,935
Less - allowance for doubtful debts	1,277	1,158	338
	77,752	79,599	20,597

The average credit period on sales of goods is 91 days. Trade receivables are provided for based on estimated irrecoverable amounts from the sale of goods, determined by reference to past default experience.

Before accepting any new customer, the Group asses the potential customer's credit quality and defines credit limits by customer.

Of the trade receivables balance at the end of the year, NIS 12.5 million (2008: NIS 8.3 million) is due from Company A, the Group's largest customer. There are no other customers who represent more than 10% of the total balance of trade receivables.

Included in the Group's trade receivable balance are debtors with a carrying amount of NIS 0.5 million (2008: NIS 0.7 million) which are past due at the reporting date for which the Group has not provided allowance for doubtful accounts as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral over these balances.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4                 -       CURRENT ASSETS (Cont.)

C.	Trade receivables (Cont.)

(2)       Aging of past due but not impaired

	December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS		US Dollars
	(in thousands)

0-120 days	547	587	145
120-150 days	-	137	-
150 days and above	-	-	-
Total	547	724	145

(3)       Movement in the allowance for doubtful debts

	December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS		US Dollars
	(in thousands)

Balance at beginning of the year	1,158	2,682	306
Increase relating to subsidiary consolidated for the first time	-	164	-
Amounts written off as uncollectible	(435)	(2,482)	(115)
Change in allowance doubtful debts	554	794	147
Balance at end of the year	1,277	1,158	338

D.	Other receivables

	December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS		US Dollars
	(in thousands)

Prepaid expenses	487	438	129
Income receivables	-	377	-
Derivatives at fair value	-	77	-
Government authorities	1,072	613	284
Advances to suppliers	229	597	61
Others	202	1,758	53
	1,990	3,860	527

E.	Inventories

	December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS		US Dollars
	(in thousands)

Raw and auxiliary materials	1,479	2,573	392
Finished products and goods in process	38,106	29,082	10,094
	39,585	31,655	10,486

Advances to suppliers	5,225	2,762	1,384
	44,810	34,417	11,870

The inventories are presented net of impairment provision.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 5                 -       INVESTMENTS IN SUBSIDIARIES

A.	Consolidated Subsidiaries

The consolidated financial statements include the financial statements of the following Subsidiaries:

Subsidiary	Location	Jurisdiction of Organization	Company's Ownership Interest
			December 31,
			2 0 0 9	2 0 0 8

Gold Frost Ltd ("Goldfrost")	Israel	Israel	100.00%	89.99%
Shamir Salads (2006) Ltd ("Shamir Salads")	Israel	Israel	51.00%	51.00%
WF Kosher Food Distributors Ltd. ("WF")	USA	USA	100.00%	100.00%
Y.L.W. Baron international trading Ltd. ("Baron")	Israel	Israel	-	50.10%
W.F.D. Ltd.	Israel	Israel	100.00%	100.00%
Willi-food frozen products Ltd.	Israel	Israel	100.00%	100.00%

Goldfrost's subsidiary
Dairy distributor in Denmark ("the Distributor")	Denmark	Denmark	-	51.00%

	Stock Market	Value of Holdings
Subsidiary		December 31,
		2 0 0 9	2 0 0 8

Gold Frost Ltd ("Goldfrost")	AIM	-	(*)16,098

(*)
Goldfrost was traded in the London AIM exchange. In May 28, 2008 its shares were delisted. The Value of Holdings was calculated based on the price of the share in the last date of trading, meaning May 27, 2008 and based on the  Representative exchange rate of the pound as of December 31, 2008.

B.
On July 27, 2009 the Company, announced that it has successfully completed its tender offer to purchase from the holders of shares and/or depositary interests of Goldfrost, all of the issued and outstanding share capital of Goldfrost not already held by the Company for a price of 7 pence per share or per depositary interest in cash.  This tender offer was commenced on June 22, 2009.

As of the time of expiration of the tender offer, an aggregate of 2,706,388 Goldfrost shares and depositary interests were duly tendered. Such shares and depositary interestes constitute, together with the shares held by the Company, more than 95 per cent of the issued and outstanding share capital of Goldfrost. In accordance with Israeli law, the Company purchased all of the issued and outstanding Goldfrost shares and depositary interests were not owned by it (including those not tendered in the tender offer) at the tender offer price and paid an aggregate amount of approximately £370,430 for all such shares and depositary interests.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 5                 -       INVESTMENTS IN SUBSIDIARIES (Cont.)

C.
On June 2009, Goldfrost had signed an agreement to sell its 51% interest in the distributor to the Distributor and/or to the Distributor other shareholder ("Other Shareholder") for $400,000. Goldfrost acquired its 51% interest from the Other Shareholder in February 2008.  According to the terms of the agreement, an amount equal to the balance of outstanding invoices owed by Goldfrost to the Distributor will be deducted as a downpayment, and the rest will be paid by deduction in the purchase price by a pre-determined amount for each shipment of goods that Goldfrost will purchase from the Distributor or from the Other Shareholder, and the balance of the consideration, if any, will be paid in April 2011.

Goldfrost was granted the exclusive right to distribute all of the products of the Distributor and the Other Shareholder in Israel until April 2012, so long as Goldfrost purchases a minimum quantity of  products from the Distributor or from the Other Shareholder at fair market prices and that meet specified quality standards. As a result of the sale of the shares of the Distributor Goldfrost recognized a capital gain of NIS 1.2 million.

D.
On September 2, 2009 the Company had signed an agreement ("Agreement") to sell all of its holdings in Baron, kosher food exporters located in Israel, and to assign all of its rights and obligations under the Founders Agreement from February 2007 to a private company owned by the Baron Family, who hold, as of the date of the Agreement the remaining shares in Baron.

In exchange for the sale of shares and the assignment of rights and obligations, Baron Family agreed to pay US$ 937,500, which was paid to the Company on the date of execution of the Agreement. As a result of the sale of the shares of the Baron the Company recognized a capital loss of NIS 1.5 million.

NOTE 6                 -       PREPAID LONG-TERM LEASE

The Company entered into a long term lease agreement with the ILA with respect to a parcel of land which its facilities were constructed. The prepaid lease payments amounted to NIS 10,757 in thousands, and are amortized over the lease period.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 7                 -       PROPERTY PLANT AND EQUIPMENT

					Office
					Furniture,
		Machinery			Computers
		and	Motor	Leasehold	and
	Building	equipment	vehicles	improvements	equipment	Total
Consolidated

Cost:
Balance - January 1, 2008	30,916	1,010	8,570	-	4,073	44,569
Changes during 2008
Additions	610	1,934	487	8	276	3,315
Dispositions	-	-	(583)	-	(265)	(848)
Balances relating to subsidiary consolidated for the first time	-	6,142	1,696	348	358	8,544
Effect of foreign currency exchange differences	-	-	(6)	-	-	(6)
Balance - December 31, 2008	31,526	9,086	10,164	356	4,442	55,574

Changes during 2009:
Additions	143	825	531	158	198	1,855
Dispositions	-	-	(810)	-	-	(810)
Balances relating to disposal of subsidiary	-	-	(149)	-	(113)	(262)
Effect of foreign currency exchange differences	-	-	7	-	-	7
Balance - December 31, 2009	31,669	9,911	9,743	514	4,527	56,364

Accumulated depreciation:
Balance - January 1, 2008	842	64	5,047	-	2,402	8,355
Changes during 2008:
Additions	1,420	763	1,362	36	621	4,202
Dispositions	-	-	(304)	-	(8)	(312)
Balances relating to subsidiary consolidated for the first time	-	830	251	2	129	1,212
Effect of foreign currency exchange differences	-	-	10	-	-	10
Balance - December 31, 2008	2,262	1,657	6,366	38	3,144	13,467

Changes during 2009:
Additions	1,428	936	1,216	35	580	4,195
Dispositions	-	-	(619)	-	-	(619)
Balances relating to disposal of subsidiary	-	-	(29)	-	(35)	(64)
Balance - December 31, 2009	3,690	2,593	6,934	73	3,689	16,979

Net book value:

December 31, 2009	27,979	7,318	2,809	441	838	39,385

December 31, 2008	29,264	7,429	3,798	318	1,298	42,107
Net book value (Dollars in thousands):
December 31, 2009	7,412	1,939	744	117	222	10,434

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 8                 -       GOODWILL

A.	Composition

	December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS		US Dollars
	(in thousands)
Cost
Balance at beginning of year	7,985	4,884	2,115
Additional amounts recognised from business combinations occurring during the year	-	3,101	-
Disposal of subsidiary	(2,960)	-	(784)
Balance at end of year	5,025	7,985	1,331
Accumulated impairment losses
Balance at beginning of year	4,156	3,089	1,101
Impairment losses recognized in the year	-	1,067	-
Disposal of subsidiary	(1,067)	-	(283)
Balance at end of year	3,089	4,156	818
Carrying amount
At the beginning of the year	3,829	1,795	1,014
At the end of the year	1,936	3,829	513

B.
Annual test for impairment

During 2009, the Group assessed the recoverability of goodwill, and determined that there is no need of impairment in any of the cash-generating units. During 2008, the Group assessed the recoverability of goodwill, and determined that goodwill associated with the Group’s overseas marketing of refrigerated products activity was not recoverable and was written off in the amount of NIS 1,067 thousands.

C.	Allocation of goodwill to cash-generating units Goodwill has been allocated for impairment testing purposes to the following cash-generating units:

•	Export activity (Baron that was acquired in the year 2007 and was sold in the year 2009).
•	Export activity (WF that was acquired in the year 2007).
•	Salad production and marketing activity (Shamir Salads that was acquired in the year 2008).
•	Overseas marketing of refrigerated products activity (The distributor that was acquired in the year 2008 and was sold in the year 2009).

Before recognition of impairment losses, the carrying amount of goodwill was allocated to the following cash-generating units:

	December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS		US Dollars
	(in thousands)

Marketing activity of chilled and frozen products (Goldfrost)	36	36	10
Export activity (Baron - sold in the year 2009)	-	1,893	-
Export activity (WF)	3,089	3,089	818
Salad production and marketing activity (Shamir Salads)	1,900	1,900	503
Overseas marketing of refrigerated products activity (the Distributor - sold in the year 2009)	-	1,067	-

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 8                  -      GOODWILL (Cont.)

D.     Allocation of goodwill to cash-generating units

Export activity (WF)

The operations of WF were abandoned during 2008. The goodwill in respect of this activity was written off in its entirety in 2007.

Salad production and marketing activity (Shamir Salads)

The recoverable amount of this cash-generating unit is determined based on the economic value approach. Key assumptions used in the calculation of the value of the recoverable sum are:

(1)
The value of use estimate was conducted using the unleveraged cash flow capitalization method, with the projected cash flow deriving from the profit expectation of the activity with certain adjustments, based on the 2010 activity budget and the current status of activity, and without taking into account the future synergy potential with the Company's activity. Key assumptions in the cash flow projection:

(a)
Revenues - the assumption is that in the projection years, the activity revenues will grow at a rate of 2% per year, reflecting the activity's share of annual potential market growth as well as the growth in the extant of revenues from institutional bodies and from product exports. Growth is not contingent on capital investments that increase production capacity.

(b)	Gross profit - the assumption is that the gross profit rate will be 30% in the projected years (the same rate assumed in the 2010 budget).

(c)
Operational expenses - regarding selling expenses, a 100% expenditure flexibility rate was assumed relative to the yearly increase in revenues. Regarding administrative and general expenses, a 50% expenditure flexibility rate was assumed relative to the yearly increase in revenues, due to the fact that a significant portion of these expenses are fixed.

(d)	Tax - deducted according to the statutory tax rate.

(e)
Depreciation and investments - yearly depreciation of NIS 1.03 million was assumed for the projected years. It was also assumed that the accounting depreciation would be equal to the economic depreciation and therefore, according to the activity assumptions, investments would equal depreciation.

(f)
Working capital - for the purpose of the projection a normal capital rate of 9% of revenues was assumed, based on the working capital items, with the exception of suppliers, from the activity's financial statement of operations as of December 31 2009, and the suppliers' portion of revenues in accordance with the average for 2008-2009.

(2)	Long term growth rate - an average long term yearly growth rate of 1.7% was assumed, based on the average long term growth rate for the population according to the Central Bureau of Statistics.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 8                  -       GOODWILL (Cont.)

D.     Allocation of goodwill to cash-generating units (Cont.)

Salad production and marketing activity (Shamir Salads)

(3)
Capital price - in order to estimate the capital price of the activity an estimate was made of the weighted capital cost (WACC), using the CAPM model to calculate equity capital prices based on comparison with public companies dealing in the area. The main parameters used for the purpose of estimating the proper equity capital cost for the activity - risk-free interest of 3.3%, specific risk premium (expressing the activity's specific risks, such as the shareholder dispute that impacts activity and prevents the creation of synergy with the Company, the fact that activity is more limited in comparison with the compared companies, the limited presence of activity in major retail chains), market premium - 6.5% (the average gap between the yearly market yield and the risk-free interest in the market), beta - 0.65 determined by studying companies similar in certain characteristics to the activity and which shares are traded on a continuous basis (no public companies with identical activity were found). Total cost of equity capital - 16.0%. To calculate the net debt price also used for the purposes of the WACC calculation, a debt price of 7.5% was assumed and a tax rate of 18%. Based on these calculations, using a debt ration worth 25%, taking into account the capital structure of the activity reflecting Management's future projections, and the capital structure of the comparison companies), the WACC received was 13.5%, and before tax - 16.6%.

NOTE 9                 -       INTANGIBLE ASSETS

A.	Composition:

	December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS		US Dollars
	(in thousands)
Cost
Suppliers relationship	-	120	-
Customers relationship	1,364	1,404	361
Brand name	3,570	3,570	946
technological know-how	439	439	116
	5,373	5,533	1,423

Accumulated amortization and impairment
Suppliers relationship	-	34	-
Customers relationship	182	131	48
Brand name	429	143	114
technological know-how	88	44	23
	699	352	185

Amortized cost	4,674	5,181	1,238

B.	Amortization rates - see note 2J.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 10                 -     DETAILS OF CURRENT LIABILITIES

A.	Trade payables

	December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS		US Dollars
	(in thousands)

Open accounts	34,926	39,206	9,252
Accrued expenses	641	832	170
Checks payables	13,815	13,690	3,659
	49,382	53,728	13,081

B.	Other payables and accrued expenses

Government authorities	382	297	101
Customer advances	451	169	120
Deferred income	-	346	-
Related parties	5,774	1,690	1,530
Accrued expenses	1,564	1,958	414
Other	805	511	213
	8,976	4,971	2,378

NOTE 11                 -     BANK LOANS AND OTHER CREDIT PROVIDERS

A.           Loans and other credits Comprised as follows:

		Liabilities
	Interest rate	Current		Non-current		Total
	As of December 31, 2009	As of December 31,
	annual	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8
	%	NIS in thousand		NIS in thousand		NIS in thousand

Banks:
Overdraft	L+1/P+1-P+3.25	1,152	5,837	-	-	1,152	5,837
Loans:
CPI linked		-	456	-	-	-	456
In U.S dollars	L+1	1,324	3,296	-	-	1,324	3,296
Not linked	P+1.05-6.95	7,619	7,657	97	-	7,716	7,657

Others:
CPI linked		277	316	-	267	277	583
		10,372	17,562	97	267	10,469	17,829

B.           Due dates as of December 31, 2009

Thousand NIS

First year - Current portion	925
Second year	97

Total	1,022

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 12                 -     LIABILITIES UNDER FINANCE LEASE ARRANGEMENTS

Capital leases:

(1)        General

The Company's subsidiary entered into several finance leasing arrangements of cars for time periods varies between 3 - 3.33 years with a purchase possibility for a total amount of NIS 77 in thousand. The group's commitment for lease payments is assured by the legal ownership of the lessor.

(2)        Capital lease assets:

Net book value of the company's capital lease assets:

	December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS		US Dollars
	(in thousands)

Vehicles	491	734	130
	491	734	130

NOTE 13                 -     PROVISIONS

A.     Composition:

	Current		Non current		Total
	December 31,		December 31,		December 31,
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8
	NIS	NIS	NIS	NIS	NIS	NIS
	(in thousands)

Onerous contracts (*)	-	3,500	-	-	-	3,500
Legal claims	145	2,389	-	308	145	2,697
Total provisions	145	5,889	-	308	145	6,197

(*) See also note 25b.

B.     Movement in Provisions:

	Legal claims	Onerous contracts	Total provisions
	NIS	NIS	NIS
	(in thousands)

Balance at the beginning of year 2009	2,697	3,500	6,197
Additional recognized provisions during the year	145	-	145
Provisions payments/ closing	(2,845)	(3,500)	(6,345)
Increase related to passage of time - currency differences	148	-	148
Balance at the end of year 2009	145	-	145

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13                 -     PROVISIONS (Cont.)

C.     Additional information:

1.
On November 24, 2003, Israeli Customs issued the Company and Gold Frost a notice for total payment of NIS 381 thousand claiming that the tariff on a certain product imported by the Company was erroneous. The Company and Gold Frost did not agree with such notice and on November 25, 2004 the Company and Gold Frost filed a lawsuit against the State of Israel to have the notice declared void. A reserve of NIS 308 thousand was included in the Company's 2008 financial statements for purposes of this tariff. On March 9, 2009, the court determined that the Company and GoldFrost are exempt of the payment, and therefore the Company had canceled the abovementioned reserve in the financial statements.

2.
In or about October, 2005, Vitarroz Corp. commenced an action in the Superior Court of the State of New Jersey, against Willi USA Holdings, Inc. (a subsidiary of the Company), the Company and Zwi Williger (collectively, the "Defendants") due to a dispute concerning a press release announcing the termination of the proposed acquisition of the Vitarroz business by the Company. On August 25, 2008, an arbitration panel granted an award against the Company in the amount of approximately USD 0.6 million. Among other things, the panel found that the press release issued by the Company announcing the termination of the proposed acquisition of the Vitarroz business by the Company constituted a breach of contract and violation of the covenant of good faith and fair dealing.  In addition, the panel rejected the Company's counterclaims. On October 13, 2008, the Company filed a motion to the Superior Court of the State of New Jersey New to vacate the award. A reserve on the full award was included in the Company's 2008 financial statements. The motion that the Company filed was denied and on August 19, 2009 the Company paid the amount of USD 0.6 million.

3.
On February 13 2007, a suit was filed against the Company, in which a financial remedy was requested in the amount of NIS 144,543 due to the violation of a distribution agreement and the illicit collection of payments. Over the course of 2007, a statement of defense and a response were filed, and preliminary proceedings were carried out. In addition, pre-trial hearings were held in which the Court instructed the parties to conclude their pre-trial proceedings and a date was set to file affidavits. In 2008, after the affidavits were filed, pre-trial hearings were held, in which the plaintiffs were given the opportunity to file a supplement to an opinion they submitted before November 5, 2008, and the defendant was given an opportunity for completion 30 days later. Inquiries in the case were completed and dates were set for the filing of affidavits. On September 6, 2009, both the plaintiffs and the Company filed their summations. The Company's legal counsel estimate that the Company has a reasonable chance to defend itself, but at the same time, the Company's legal counsel believe their opinion is conditional in light of the inquiries conducted for the case and in light of the court's remarks regarding the failure to disclose the entirety of the relevant documents. Therefore, the Company estimates that there is a chance the court will accept the plaintiff's claim, and therefore the Company's financial statements include a provision for the entire sum of the claim.

4.
On October 12 2008 a suit was filed against the Company, claiming that the Company had used container transportation services and had yet to pay the costs for this service. The plaintiff claims that as of the suit's filing date, the container had not been released from the port and demands that the Company pay the fees associated with the delay. In addition, the plaintiff claims that the Company holds additional debts due to delays and transportation fee differentials pertaining to various of the Company's shipments.  The total sum of the claim is NIS 82,174. The Company's Financial Statements for the year ending December 31 2008 included a provision for this suit to the amount of NIS 142 thousand, a provision that includes additional expenses pertaining to this container as of the end of the reported period.

5.
In 2008 the Group recognized a provision for cumbrous contracts due to the purchase of imported merchandise at the level of the loss that would be created from the sale of this merchandise. This matter was resolved in 2009 after no obligation to purchase merchandise and/or merchandise remained from which losses were expected from their sale.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
NOTE 14                 -     EMPLOYEE BENEFITS

A.	Composition

	December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS		US Dollars
	(in thousands)
Post Employment Benefits:
Benefits to retirees	1,044	994	277

Short term employee benefits:
Accrued payroll and related expenses	2,126	1,989	563
Short term absence compensation	851	555	226
	2,977	2,544	788

B.	Defined benefit plans

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2 0 0 9	2 0 0 8

Discount rate	4.6%-4.8%	4.2%-4.7%
Expected return on the plan assets	2.6%-4.8%	1.75%-4.7%
Rate of increase in compensation	4%	4%
Expected rate of termination:
0-1 years	35%-60%	35%-60%
1-2 years	30%	30%
2-3 years	20%	20%
3-4 years	10%-15%	10%-15%
4-5 years	10%	10%
5 years and more	7.5%	7.5%

Assumptions regarding future mortality rates are based on mortality tables published and approved by the Ministry of Finance and updated as of December 31 2001. The mortality rate of an active beneficiary at retirement age (66 for men, 61 for women), is 0.6433% for men and 0.3574% for women.
Until the completion of the study of the existence or non-existence of a deep market for high-quality corporate debentures, the Group makes use of a capitalization rate appropriate to the market yield on government debentures.

If the study in question establishes that Israel possesses a deep market for high-quality corporate debentures, the Group must restate the sums of the liabilities using a capitalization rate appropriate to the market yield on AA-rated corporate debentures.

The Group cannot estimate the impact of the change on its Financial Statements, in the event that a decision is made to use the capitalization rate of debentures.

The projected yield on a plan's assets is adapted to the manner in which compensation is accrued according to the plan's characteristics and the behavior of the market.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 14                 -     EMPLOYEE BENEFITS (Cont.)

B.	Defined benefit plans (Cont.)

Amounts recognized in profit or loss in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS		US Dollars
	(in thousands)

Current service cost	1,102	961	292
Interest cost	134	126	35
Expected return on the plan assets	(106)	(111)	(28)
Employer contribution	(948)	(841)	(251)
Interest losses on severance payment allocated to remuneration benefits	23	25	6
Actuarial losses (gains) recognized in the year	(35)	478	(9)
Benefit paid during the year	(120)	(93)	(32)
	50	545	13

The expenses included in the income statement are as follows:

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7	2 0 0 9
	NIS			US Dollars
	(in thousands)

Cost of sales	62	155	-	16
Selling expenses	(5)	224	(60)	(1)
General and administrative expenses	(7)	166	(62)	(2)
	50	545	(122)	13

Movements in the present value of the defined benefit obligation in the current period were as follows:

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS		US Dollars
	(in thousands)

Opening defined benefit obligation	2,806	1,521	743
Current service cost	1,102	961	292
Interest cost	134	126	35
Actuarial gains (losses)	211	(138)	56
Benefits paid	(475)	(268)	(125)
Change relating to subsidiary consolidated for the first time	-	604	-
Closing defined benefit obligation	3,778	2,806	1,001

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 14                 -     EMPLOYEE BENEFITS (Cont.)

B.	Defined benefit plans (Cont.)

Movements in the fair value of the defined benefit assets in the current period were as follows:

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS		US Dollars
	(in thousands)

Opening defined benefit assets	1,812	1,358	480
Expected return on the plan assets	106	111	28
Actuarial gains (losses)	246	(616)	65
Employer contribution	948	841	251
Benefits paid	(355)	(175)	(94)
Acquisition of subsidiary consolidated for the first time	-	318	-
Interest losses on severance payment allocated to remuneration benefits	(23)	(25)	(6)
Closing defined benefit assets	2,734	1,812	724

Adaption of the current value of defined benefit plan liability and the fair value of the plan's assets  to the assets and liabilities recognized in the Balance Sheets:

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS		US Dollars
	(in thousands)

Present value of funded liability	3,778	2,806	1,001
Fair value of plan assets - accumulated deposit in executive insurance	2,734	1,812	724

Net liability deriving from defined benefit obligation	1,044	994	277

Actual return on the plan's assets and compensation rights:

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS		US Dollars
	(in thousands)

Expected return on plan's assets	106	111	28
Actuarial gains (losses)	246	(615)	65
Actual return on plan's assets	352	(504)	93

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 14                 -     EMPLOYEE BENEFITS (Cont.)

B.	Defined benefit plans (Cont.) Comparison to previous years:

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7	2 0 0 9
	NIS			US Dollars
	(in thousands)

Present value of obligation due to defined benefit plan	3,778	2,806	1,521	1,001
Fair value of plan assets	2,734	1,812	1,358	724
Plan deficit	1,044	994	163	277

C.	Short term employee benefits

1.	Composition:
	December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS	NIS	Dollars

Accrued payroll and related expenses	2,126	1,989	563
Short term absence compensation	851	555	225

Total	2,977	2,544	788

2.	Additional information:

(a)
Paid Vacation Days

In accordance with the Yearly vacation Law, 1951, Company employees are entitled to a number of paid vacation days for each year of work. In accordance with the law in question (and addition as set in personal agreements between the Company and several of its employees), the number of yearly work days to which each employee is entitled is established based on said employee's seniority.

The employee may use vacation days based on his needs and with the Company’s consent, and to accrue the remainder of unused vacation days. Employees who have discontinued their employment without using the balance of their vacation days are entitled to payment for the vacation days in question.

The balance of the Group's vacation provision is in accordance with the vacation eligibility of each individual employee, according to the personal agreement between each employee and the company to which they belong, and in accordance with the employee's salary. The balance of the Group's vacation provision as of December 31 2009 is NIS 851 thousand (NIS 555 thousand as of December 31 2008).

(b)
Paid Sick Days

In accordance with the Sick Pay Law, 1976, Company employees are entitled to 18 sick days a year (a day and a half per month). Sick days are deducted only upon receipt of medical confirmation of an employee's illness. Employees who have discontinued their employment without using the balance of their sick days shall not be entitled to payment for the balance of sick days in question, and therefore such a provision is not listed in the Company's books.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15                 -     INCOME TAXES

A.	Composition

	Year ended December 31
	2 0 0 9	2 0 0 8	2 0 0 7	2 0 0 9
	NIS			US Dollars
	(in thousands)

Current taxes	5,568	1,622	2,945	1,475
Taxes in respect of prior years	(1,264)	-	(338)	(335)
Deferred taxes (C. below)	739	(505)	(433)	196
	5,043	1,117	2,174	1,336

B.     Reconciliation of the statutory tax rate to the effective tax rate

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7	2 0 0 9
	NIS			US Dollars
	(in thousands)

Income before income taxes	34,643	4,880	15,561	9,177

Statutory tax rate	26%	27%	29%	26%

Tax computed by statutory tax rate	9,007	1,318	4,513	2,386

Tax increments (savings) due to:
Non-deductible expenses	304	1,180	130	81
Deferred tax in respect of losses for which valuation allowance was provided	-	1,110	-	-
Tax exempt income	(1,763)	(367)	(182)	(467)
Permanent differences	35	36	-	9
Temporary differences for which deferred taxes were not provided	(910)	(1,977)	(535)	(241)
Effect of decrease in tax rate on deferred taxes assets	19	5	(13)	5
Differences in the definition of capital and non-monetary items for tax purposes and financial reporting purposes	(23)	(22)	(1,227)	(6)
Previous year taxes	(1,264)	-	(338)	(335)
Other	(362)	(166)	(174)	(96)
	5,043	1,117	2,174	1,336

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15                 -     INCOME TAXES (Cont.)

C.	Deferred Taxes

	December 31,
	2 0 0 9	2 0 0 8	2 0 0 9(*)
	NIS		US Dollars
	(in thousands)

Balance as of beginning of year	669	238	177
Charged to the consolidated income statements	(720)	510	(190)
Tax rate changes	(19)	(5)	(5)
Change relating to subsidiary consolidated for the first time	-	(74)	-
Balance as of end of year	(70)	669	(18)

Deferred taxes arise from the following:
Allowance for doubtful accounts	319	294	85
Employees benefits	557	391	148
Carry forward tax losses	-	747	-
Depreciable fixed assets	(985)	(893)	(261)
Financial assets carried at fair value through profit or loss	39	130	10
	(70)	669	(18)

 For 2009 - Deferred taxes were computed at rates  of 25%.

D.
Reduction of Corporate Tax Rates

In July 2005, the Israeli Knesset passed the Law for Amending the Income Tax Ordinance (No. 147), 2005, according to which commencing in 2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established.

On July 23, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) - 2009, which provided, inter-alia, an additional gradual reduction in the company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the company tax rates applicable as from the 2009 tax year are as follows: in the 2009 tax year- 26%, in the 2010 tax year- 25%, in the 2011 tax year - 24%, in the 2012 tax year - 23%, in the 2013 tax year- 22%, in the 2014 tax year - 21%, in the 2015 tax year - 20% and as from the 2016 tax year the company tax rate will be 18%. The aforementioned change in the tax rates had no material impact on the Company’s financial position or results of operations.

E.	The Company and its subsidiaries were not assessed for Income Taxes. According to section 145 of the Tax Ordinance assessments for the years 2004 and backward are considered final.

F.
On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law ("Inflation Adjustments") (Amendment 20) (Limitation of Term of Validity) - 2008 (hereinafter: "The Amendment"), pursuant to which the application of the inflationary adjustment law was terminated in tax year 2007 and as of tax year 2008, the law is no longer apply, other than transition regulations whose intention is to prevent distortions in tax calculations.

According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes is no longer be considered a real-term basis for measurement.  Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes was discontinued, in a manner whereby these sums was adjusted until the CPI at the end of 2007 and their linkage to the CPI was end as of that date.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16                 -     COMMITMENTS AND CONTINGENT LIABILITIES

A.         Commitments

(1)
The Company has agreed to pay the large supermarket retail chains in the organized market and to cretin of the customers in the private sector incentives calculated as a fixed percentage of the annual sales to such customer or incentives based on the increase in volume of sales to such customers in excess of a certain agreed amount with respect to the year 2009. The extent of such incentives varies between 0.5%-7.5% of the annual sales turnover of each relevant customer (depending on the agreement with each customer) and are usually awarded as part of a written annual framework agreement.

(2)
As of June 1, 1998, the Company entered into certain management services agreements with certain companies controlled by each of Messrs. Joseph and Zwi Williger, respectively (collectively, the “Williger Management Companies”), pursuant to which Messrs. Joseph and Zwi Williger are to provide management services on behalf of the Williger Management Companies to the Company (the “Management Services Agreements”).

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

On May 4, 2005 the Company’s Audit Committee and Board of Directors decided to amend the terms of the abovementioned agreements, mainly extending the management services period for an unlimited period, with an option to terminate them by the Company’s advance notice of 18 months and the Management Companies’ advance notice of 180 days. The General Meeting of the Company’s shareholders ratified these amendments on July 20, 2005.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16                 -     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

A.     Commitments (Cont.)

(2)	Cont.

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

(3)
On April 1, 1997, the Company entered into an agreement to provide the Parent Company administrative services pursuant to which the Company may provide office facilities leased by the parent company for a monthly fee of NIS 5,480 (USD 1,452) to be adjusted annually for changes in the Israeli CPI.

(4)
The Company does not generally enter into written agency or other agreements with its suppliers.  However, the Company has written agreements with eighteen foreign suppliers that confirm the exclusive appointment of the Company as the sole agent and/or distributor of such suppliers either with respect to a specific product or with respect to a line of products, within the State of Israel.

(5)
Shamir Salads signed distribution agreements with 25 distributors, that distributes Shamir Salads products all over Israel for a commission that range between 6% to 16% of the distributor sales, depending of the customer. Shamir Salads has no commitment to any of those distributors for ongoing relationship.

(6)
Shamir Salads leases two joined buildings for its operation (factory, logistics and head office) - the first is 2,516 squared meters, the monthly rent is NIS 40,432 (linked to the CPI from December 2005) and the lease ends on January 2012. The second is 2,192 squared meters, the monthly rent is NIS 41,141 (linked to the CPI from December 2005) and the lease ends on January 2012.

In addition to these two joined buildings, Shamir Salads leases cooling chambers and offices located in Beer-Sheva and in Miluot.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16                 -     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

(B)	Contingent liabilities

(1)
On November 24, 2003, Israeli Customs issued the Company and Gold Frost a notice for total payment of NIS 381 thousand claiming that the tariff on a certain product imported by the Company was erroneous. The Company and Gold Frost did not agree with such notice and on November 25, 2004 the Company and Gold Frost filed a lawsuit against the State of Israel to have the notice declared void. A reserve of NIS 308 thousand was included in the Company's 2008 financial statements for purposes of this tariff. On March 9, 2009, the court determined that the Company and GoldFrost are exempt of the payment, and therefore the Company had canceled the abovementioned reserve in the financial statements.

(2)
In or about October, 2005, Vitarroz Corp. commenced an action in the Superior Court of the State of New Jersey, against Willi USA Holdings, Inc. (a subsidiary of the Company), the Company and Zwi Williger (collectively, the "Defendants") due to a dispute concerning a press release announcing the termination of the proposed acquisition of the Vitarroz business by the Company. On August 25, 2008, an arbitration panel granted an award against the Company in the amount of approximately USD 0.6 million. Among other things, the panel found that the press release issued by the Company announcing the termination of the proposed acquisition of the Vitarroz business by the Company constituted a breach of contract and violation of the covenant of good faith and fair dealing.  In addition, the panel rejected the Company's counterclaims. On October 13, 2008, the Company filed a motion to the Superior Court of the State of New Jersey New to vacate the award. A reserve on the full award was included in the Company's 2008 financial statements. The motion that the Company filed was denied and on August 19, 2009 the Company paid the amount of USD 0.6 million.

(3)
On February 13 2007, a suit was filed against the Company, in which a financial remedy was requested in the amount of NIS 144,543 due to the violation of a distribution agreement and the illicit collection of payments. Over the course of 2007, a statement of defense and a response were filed, and preliminary proceedings were carried out. In addition, pre-trial hearings were held in which the Court instructed the parties to conclude their pre-trial proceedings and a date was set to file affidavits. In 2008, after the affidavits were filed, pre-trial hearings were held, in which the plaintiffs were given the opportunity to file a supplement to an opinion they submitted before November 5, 2008, and the defendant was given an opportunity for completion 30 days later. Inquiries in the case were completed and dates were set for the filing of affidavits. On September 6, 2009, both the plaintiffs and the Company filed their summations. The Company's legal counsel estimate that the Company has a reasonable chance to defend itself, but at the same time, the Company's legal counsel believe their opinion is conditional in light of the inquiries conducted for the case and in light of the court's remarks regarding the failure to disclose the entirety of the relevant documents. Therefore, the Company estimates that there is a chance the court will accept the plaintiff's claim, and therefore the Company's financial statements include a provision for the entire sum of the claim.

(4)
On February 21, 2007, a lawsuit was filed against Gold Frost by Cukierman & Co. Investment House Ltd. in the Tel Aviv-Jaffa Magistrates Court in the amount of NIS 273,852, claiming non payment of fees for professional services rendered. A statement of defense was filed. Given the early stage of these proceedings, the Company is unable at this point to assess the risks involved.

(5)
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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16                 -     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

(B)	Contingent liabilities (Cont.)

(5)
(cont.)

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

At the end of November 2007, the Company filed a statement of defense, which included a counterclaim against Thurgeman and its executive, Dotan Thurgeman, which contained among other things, a claim of defamation, a claim for damages caused by the delay in delivery of the completed Project, and damages caused by Thurgeman's poor and careless work on the Project. The sum of the damages claimed by the Company in the counterclaim was NIS 5 million (USD 1.3 million). In February 2008, Thurgeman filed a response to the counter claim. The parties started performing the preliminary proceedings. At the end of November 2008, after the Plaintiff failed to provide responses to the Company's preliminary motions, the Company filed a motion for preliminary orders. When no response was filed, the Company filed a motion for a ruling in absence of a response. On February 17 2009 the first pre-trial proceedings took place in which the Court proposed appointing an expert to resolve the dispute regarding professional issues pertaining to the construction of the Company's logistics center. The parties accepted the proposal. In mid-March 2009, the Company informed the Court that it insists that its requests for preliminary orders be resolved on the matter of questionnaires. The motion in question was discussed in the pre-trial proceedings held on December 29 2009, in which the Court accepted the Company's motion and compelled the Plaintiff to provide the Company with answers to all the questions mentioned in the motion. In addition, the Court instructed the parties to file their initial affidavits and opinions and appointed a court-appointed expert. The plaintiff is expected to file initial affidavits and its opinion by the end of March 2010. The plaintiff has filed initial affidavits and its opinion in March 2010. The Company intends to file initial affidavits and its opinion by the beginning of July 2010. Additional pre-trial proceedings were set for the beginning of September 2010.

At the current preliminary stage of the dispute, the Company's management and legal counsel cannot assess the chances of the parties.

(6)
On June 18, 2006, the Company filed a claim against Filiz and Ash-Bar in the amount of NIS 4,473,878 (USD 1,185,133) for breach of contract. The complaint was served on Filiz and Ash-Bar through Ash-Bar's chief executive officer.  Filiz then filed a request to cancel the complaint, claiming that Ash-Bar is not authorized to accept service of process on its behalf.  The request was denied by the court's registrar.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16                 -     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

(B)	Contingent liabilities (Cont.)

(7)
On July 7, 2008, WF filed a lawsuit in the Supreme Court of the State of New York, Country of New York, against Laish Israeli Food Ltd., Laish Dairy Ltd., 860 Nostrand Associates Llc., Arie Steiner, Eli Biran (WF's former CEO) and others. The plaintiffs assert claims, inter alia, of fraud, conversion and breach of contract against the seller and former principal of Laish Israeli Food and related parties. Certain defendants have filed motions to dismiss the claim. On August 27, 2008, 860 Nostrand Associates LLC. Filed a lawsuit against the Company, in the amount of USD142,949 claiming that the defendant is liable to it as a guarantor of a certain lease that was allegedly signed by WF. Damages are being sought. The discovery process in the proceedings has commenced and is ongoing. Limited discovery remains to be completed before the hearing which is not scheduled yet.

(8)
On September 22, 2008, a lawsuit was filed against the Company, WF and one of the Company's officers by several  WF's Israeli vendors in the Tel Aviv-Jaffa Magistrates Court in the amount of NIS 1,349,899 (USD 357,589), claiming nonpayment of WF for food products that they allegedly supplied to WF. A statement of defense was filed. A pre-trial hearing was held on September 15, 2009, following which the plaintiff filed a request for an appeal of the decision not to recognize a delivery made in Israel as a delivery to WF, as well as a request to permit production to WF outside the Court's jurisdiction. Deliberations regarding the matter of production to WF were returned to the Magistrate's Court, which instructed the plaintiffs to file a proper motion on this issue. Even at the early stage of these proceedings, the Company's management and legal counsel believe that the lawsuit against Company and the Company's officer are without merit, and they intend to vigorously defend against such claims. The amount of the claim is included in WF's financial statements under trade payables item.

(9)
Arbitration filed against Shamir Salads on the matter of a failure to pay NIS 50,000 plus tax which Shamir Salads was purportedly required to pay the plaintiff in accordance with an agreement dated April 10, 2008 signed between the parties. The plaintiff filed a statement of claim in the amount of NIS 1,873,000 before tax, and Shamir Salads filed a statement of defense and a countersuit in which it demanded that the plaintiff refund it for all sums received from it in the amount of NIS 514,934 as well as pay Shamir Salads compensation in the amount of NIS 6,246,886. The plaintiff filed a statement of defense for the countersuit as well as a response to Shamir Salads's statement of defense, and Shamir Salads also filed a response to the statement of defense to the countersuit. The parties filed initial affidavits, followed by a deposition, in which the parties' witnesses were examined. In the latest deposition, Shamir Salads sought to attach additional evidence it claims could clarify and shed light both on the concealment of facts by the plaintiffs before entering the agreement, and on the interests affecting one of the arbitration's witnesses. This motion was accepted. The parties filed summations and responses to the summations and received a ruling from the arbitrator on March 16, 2010. The sum of the claim is listed in Shamir Salads's books as a liability. According to the arbitrator's ruling, Shamir Salads is required to pay the plaintiff the amount of approximately NIS 392,000, which was paid on April 7, 2010.

(10)
On April 16, 2009, the Company was served with a purported class action lawsuit alleging that it misled its customers by illegally marking a product that the Company imports and sells as “sugar free”, according to the Israeli Consumer Protection Law, 1981. The groups which the lawsuit desires to represent include any Israeli resident who bought this product due to such person’s preference for a sugar free or a reduced sugar product (the “Group”). According to the plaintiff, the Group consists of 2,000 customers. The plaintiff appraises its own damages at NIS 2,000 (approximately US$510) and the damages of the entire Group to be NIS 4 million (approximately US$1 million).

On October 12, 2009, a preliminary hearing was held. In the hearing, the judge mentioned to the plaintiff’s attorney that the lawsuit does not meet a procedure of a purported class action and asked both parties to reach a settlement within 30 days. The Company received an offer from the plaintiff attorney to settle the lawsuit for NIS 30,000 (approximately US$8,000). We rejected the offer and the matter is yet to be resolved.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16                 -     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

(B)	Contingent liabilities (Cont.)

(11)
On May 14, 2009, the Company received from the Sellers of Shamir Salads (the "Sellers") a notice cancelling the acquisition agreement of Shamir Salads (the "Shamir agreement"), and on May 18, 2009, the Company was notified of unilateral actions taken by the Sellers with respect to a change in Shamir Salads's board composition and signatory rights and replacement of the articles of association of Shamir Salads in an effort by the Sellers to deprive the Company of its board representation and signatory rights in Shamir Salads.

The Company submitted an urgent application to the district court of Tel Aviv requesting, among  other things, a declaratory judgment that the Agreement is in full force and effect and various injunctions against the Sellers.  The court issued injunction providing that the Sellers are prohibited from taking any action not in accordance with the signatory rights in Shamir Salads in effect prior to May 18, 2009, performing any disposition of the shares of Shamir Salads held by the Company, taking any action not in accordance with the articles of association of Shamir Salads as in effect prior to May 18, 2009, and/or interfering with the functions of Shamir Salads's board of directors as composed prior to May 18, 2009.  In addition, pursuant to the injunction, the Sellers are prohibited from interfering with the functions of the co-CEO of Shamir Salads nominated by the Company and/or from preventing the deputy CFO of Shamir Salads from participating in the discussions to approve the financial statements of Shamir Salads.

On June 17, 2009, the Sellers filed a petition with the district court in Tel Aviv for temporary relief against the Company and others, a declaratory judgment and other relief in connection with an alleged fundamental breach by the Company of the Shamir Agreement, and for the return of the shares in Shamir Salads and the consideration paid therefore. In a hearing which took place on June 22, 2009, the parties agreed (i) to suspend the court proceedings between the parties, (ii) to appoint an arbitrator in all aspects of the dispute, (iii) to hear the claims of both parties arising from the dispute, and (iv) that the application for temporary relief filed by the Sellers be removed. The temporary injunction against the Sellers will remain in effect until the end of the arbitration proceedings. In the framework of these proceedings, the Company submitted a claim for declaratory relief pursuant to which the Seller’s notice of cancellation of the Shamir Agreement was given unlawfully and is void, as well as for an advance that was paid in excess and of additional damages that was caused to the Company in the amount of approximately NIS 3.9 million (USD 1.0 million). On August 4, 2009, the Sellers submitted a counterclaim against the Company and others for declaratory orders determined in proceedings that were submitted to the court, as well as for payment to Sellers of a sum of NIS 6.97 million (USD 1.8 million) for non-payment of the consideration in the Shamir Agreement and tarnishing the Sellers’ reputation and good name, and a sum of NIS 3.5 million (USD 0.9 million) to Shamir Salads for damages that the Company allegedly caused to Shamir Salads and its reputation, as well as a petition to split relief. Claims for additional relief against additional defendants (but not including the Company) were also included in the framework of the claim. The evidentiary stage of the arbitration proceedings commenced on November 3, 2009. On November 15, 2009, the Sellers allegedly filed a complaint with the Israeli police against the Williger Brothers as well as against other members of the Company's management team and against the legal counsel representing the Company. The complaint was not filed against the Company. On December 24, 2009 the sellers submitted a request, which was accepted, to correct its statement of claim. On January 18, 2010, the Israeli police wrote that after its investigation of the claim by the Sellers, it would not proceed with any criminal charges against the Company, Zwi Williger, Joseph Williger, Gil Hochboim and others. On January 27, 2010, the Company submitted an amended statement of defense. On February 28, 2010, the Sellers submitted an amended statement of reply. Hearings regarding the arbitration took place in November and December 2009 and further hearings will take place during 2010. The Company, based on the opinion of its legal counsel, believes that the plaintiffs' likelihood of success in the proceedings is low and the Company's success in the proceedings is higher than 50 percent.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 17                 -     RECLASSIFICATION

The Group reclassified the sum of NIS 127 thousand (USD 34 thousand) from the “Other receivables” item to the “Prepaid expenses” item. This reclassification derives from an adjustment of the comparative figures to the manner by which certain transactions are presented in the Group’s financial statements as on December 31, 2008.

	As previously reported	Modification	As reported in current statements

As of December 31, 2008

Other receivables	3,987	(127)	3,860
Prepaid expenses	12,539	127	12,666

NOTE 18                 -     SHAREHOLDERS' EQUITY

Composition:

	Ordinary shares
	of NIS 0.1 par value each
	December 31
	2 0 0 9	2 0 0 8

Authorized share capital	50,000,000	50,000,000
Issued and outstanding	10,267,893	10,267,893

NOTE 19                 -     OPTIONS PLANS

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

On January 2008 the Parent Company's Board of Directors adopted a Stock Incentive Plan. The Parent Company was authorized to grant up to 100,000 options to several of the Group's employees. On August 4, 2009 according to a decision of the Company's audit committee and Board of Directors from March 12, 2009, The option plan has been amended - the number of the options that the Parent Company was authorized to grant increased up to 200,000, the expiration dates extended in six months, and the purchase price per share payable upon exercise of an option was determined on NIS 11.5 subject to adjustments and not linked to the changes in the Consumer Price Index (in place of NIS 19 linked to the changes in the Consumer Price Index). 135,000 options were granted to the Group's employees on August 4, 2009.

The options granted vest in three equal annual installments commencing August 2010 and will expire in 2, 3 and 4 years, respectively.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 19                 -     OPTIONS PLANS (Cont.)

A summary of the status of the Company’s stock option plans as of December 31, 2009, 2008 and changes during the years then ended, is presented below:

	Number of options
	Year ended December 31
	2 0 0 9		2 0 0 8
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		(NIS)		(NIS)

Balance at the beginning of the year	19,000	14.04	27,000	13.43
Granted	135,000	11.5	-	-
Exercised	7,000	13.53	-	-
Forfeited	12,000	-	8,000	-
Balance at the end of the year	135,000	10.73	19,000	14.04

Options exercisable at the year end	-	-	19,000	14.04

NOTE 20                 -     SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

A.	Revenues
	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7	2 0 0 9
	NIS			US Dollars
	(in thousands)

Sale of products manufactured by the group	73,596	70,248	-	19,496
Sale of other products	229,786	218,625	201,617	60,871
Income from services provided	62	52	-	16
Commissions	16	143	-	4
	303,460	289,068	201,617	80,387

B.	Cost of sales

Purchases	200,351	198,787	154,087	53,073
Materials consumed	10,076	9,123	-	2,669
Salaries and related expenses	6,205	5,673	-	1,644
Loss on firmly committed orders	(3,500)	3,500	-	(927)
Transportation	1,874	2,031	1,511	496
Depreciation and amortization	2,724	2,567	963	722
Maintenance and rent	7,805	7,911	3,208	2,067
Other manufacturing costs and expenses	2,518	2,169	2,273	667
	228,053	231,761	162,042	60,411
Change in raw materials	1,094	(986)	-	290
Change in finished goods and in goods in process	(9,578)	(1,936)	(5,980)	(2,537)
	219,569	228,839	156,062	58,164

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20                 -     SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Cont.)

C.	Selling expenses

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7	2 0 0 9
	NIS			US Dollars
	(in thousands)

Salaries and related expenses	12,949	12,877	9,533	3,430
Sales commissions	5,606	4,623	-	1,485
Maintenance and rent	4,801	3,700	3,348	1,272
Vehicles	4,544	5,144	3,711	1,204
Advertising and promotion	3,920	2,195	1,793	1,038
Depreciation and amortization	2,199	1,544	812	583
Others	1,579	1,717	1,405	418
	35,598	31,800	20,602	9,430

D.	General and administrative expenses

Salaries and related expenses	12,583	8,305	6,045	3,333
Office maintenance	1,351	1,279	1,181	358
Professional fees	3,382	3,653	2,905	896
Vehicles	790	509	72	209
Depreciation and amortization	854	911	657	226
Bad and doubtful debts	456	702	129	121
Communication	214	308	296	57
Other	821	1,196	995	217
	20,451	16,863	12,280	5,417

E.	Employees benefit costs

Payroll	31,406	26,310	15,700	8,320
Salary expenses relating Stock Incentive Plan	281	-	-	74
Employee Benefit Plan expenses	50	545	(122)	13
	31,737	26,855	15,578	8,407

F.	Depreciation and amortization

Depreciation of fixed assets	4,166	4,134	2,298	1,103
Amortization of Intangible assets	421	278	-	112
Amortization of prepaid rental expenses	1,190	610	134	315
	5,777	5,022	2,432	1,530

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 21                 -     OTHER INCOME AND EXPENSES

A.	Other income
	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7	2 0 0 9
	NIS			US Dollars
	(in thousands)

Capital gain on fixed assets realization	85	85	16	22
Capital Gain on purchase of additional shares in subsidiary	5,245	-	-	1,389
Other	-	50	438	-
	5,330	135	454	1,411
B.	Other expenses

Loss from statutory suit	-	1,981	-	-
	-	1,981	-	-

NOTE 22                 -     FINANCE INCOME AND EXPENSES

A.     Financing income

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7	2 0 0 9
	NIS			US Dollars
	(in thousands)
Interest income:
Short-term bank deposits	597	1,474	2,251	158
Changes in value of debentures held for trading	76	348	193	20
Other	162	198	77	43
Total interest income	835	2,020	2,521	221
Other:
Changes in fair value of financial assets at fair values	2,652	(4,836)	(68)	703
Realized gain on derivatives	-	243	-	-
Foreign currency differences	(884)	(1,602)	(518)	(234)
Dividends	141	8	176	37
Total financing income	2,744	(4,167)	2,111	727

B.     Financing expenses:

Interest expenses:
Bank credit	240	343	-	64
Short-term loans	238	226	-	63
long-term loans	126	130	-	33
Lease obligations	34	52	-	9
Other	140	82	104	37
Total interest expense	778	833	104	206
Other:
Decrease in values of warrants to issue shares	(5)	(1,035)	(767)	(1)
Realized loss on derivatives	77	-	102	20
Foreign currency differences	(152)	286	(38)	(40)
Bank fees	564	584	272	149
Other	11	5	4	3
Total Other costs	495	(160)	(427)	131

Total financing costs	1,273	673	(323)	337

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23                 -     EARNING PER SHARE

A.     Basic earnings per  share

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7	2 0 0 9
	NIS			US Dollars
	(in thousands)

Profit for the year from continuing operations attributable to equity holders of the parent	28,836	3,156	11,739	7,639
Profit for the year from discontinued operations attributable to equity holders of the parent	1,600	(3,942)	(9,397)	424
Earnings used in the calculation of basic earnings per share from continuing operations	30,436	(786)	2,342	8,063

B.     Diluted earnings per share

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7	2 0 0 9
	NIS			US Dollars
	(in thousands)

Profit used to compute basic earning per share from continuing operations	28,836	3,156	11,739	7,639

Profit used to compute diluted earning per share from continuing operations	28,836	3,156	11,739	7,639
Profit used to compute basic earning per share from discontinued operations	1,600	(3,942)	(9,397)	424

Profit used to compute diluted earning per share from discontinued operations	1,600	(3,942)	(9,397)	424
Weighted average number of shares used in computing basic earnings per share from continuing operations	10,267,893	10,267,893	10,267,893	10,267,893

Weighted average number of shares used in computing diluted earnings per share from continuing operations	10,267,893	10,267,893	10,267,893	10,267,893
Weighted average number of shares used in computing basic earnings per share from discontinued operations	10,267,893	10,267,893	10,267,893	10,267,893

Weighted average number of shares used in computing diluted earnings per share from discontinued operations	10,267,893	10,267,893	10,267,893	10,267,893

C.
As of December 31, 2009 there are no potential ordinary shares. As of December 31, 2008 and 2007 561,982 potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares for the purposes of diluted earnings per share.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24 -          ACQUISITION Of SUBSIDIARIES

A.     Subsidiaries acquired
	Principal activity	Date of acquisition	Proportion of shares acquired	Cost of acquisition
2008
Shamir Salads	Producing and marketing salads	1/1/2008	51%	5,000
The Distributor	Marketing food products	1/1/2008	51%	1,454
2007
Baron	Marketing food products	13/2/2007	50.1%	-
WF	Marketing food products	19/1/2007	100%	15,400

B.     Analysis of assets and liabilities acquired
	Shamir Salads
	Book value	Fair value on adjustment	Fair value on acquisition

Current assets:
Cash & cash equivalents	31	-	31
Trade & other receivables	15,651	-	15,651
Inventories	3,099	-	3,099
Non-current assets:
Property, Plant & equipment	7,331	-	7,331
Prepaid expenses	818	-	818
Intangible assets	-	3,373	3,373

Current liabilities:
Bank credit and short term loan	(10,225)	-	(10,225)
Trade & other payables	(13,640)	-	(13,640)
Non-current liabilities:
Deferred tax liabilities	(74)	-	(74)
Severance pay, net	(286)	-	(286)
	2,705	3,373	6,078
Non-controlling interest			(2,978)
Goodwill on acquisition			1,900
Total			5,000

The Distributor
Book value
Current assets:
Cash & cash equivalents	759

Non-controlling interest	(372)
Goodwill on acquisition	1,067
Total	1,454

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24 -          ACQUISITION Of SUBSIDIARIES (Cont.)

B.     Analysis of assets and liabilities acquired (Cont.)

	WF Kosher Food Distributors Ltd
	Book value	Fair value on adjustment	Fair value on acquisition

Current assets:
Trade & other receivables	5,402	-	5,402
Inventories	8,142	-	8,142
Non-current assets:
Property, Plant & equipment	208	-	208
Prepaid expenses	89	-	89

Current liabilities:
Trade & other payables	(1,530)	-	(1,530)

	12,311	-	12,311
Goodwill on acquisition			3,089
Total	12,311	-	15,400

A.
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

B.
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

E.     Net cash outflow on acquisition

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS
	(in thousands)

Total purchase consideration	-	6,454	15,400
Compensation paid in cash	-	6,454	15,400
Less: cash and cash equivalent balances acquired	-	(790)	-
	-	5,664	15,400

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24                 -     ACQUISITION Of  SUBSIDIARIES (Cont.)

C.
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

NOTE 25                 -     NON-CASH TRANSACTION

A. During 2009 GoldFrost had signed an agreement to sell GoldFrost's 51% interest in the distributor  for $400,000 that were not paid in cash but as follows: according to the terms of the agreement, an amount equal to the balance of outstanding invoices owed by Gold Frost to the Distributor will be deducted as a downpayment, and the rest will be paid by deduction in the purchase price by a pre-determined amount for each shipment of goods that Gold Frost will purchase from the Distributor or from the Buyer, and the balance of the consideration, if any, will be paid in April 2011. As of December 31 2009 NIS 103 thousands were deducted from the debt due to goods purchased from the distributor.

B. During 2008 the group has made a commitment to pay royalties for a brand name in the amount of NIS 2,000 in thousands over a three years period. As of December 31, 2008 the amount not yet paid in cash is NIS 1,700 in thousands.

NOTE 26                  -    FINANCIAL INSTRUMENTS

A.
Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

B.	Categories of financial instruments
	As of December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS		US Dollars
	(in thousands)
Financial assets
Held for trading	11,356	9,444	3,008
Trade and other receivables (including cash and cash equivalents)	166,130	163,552	44,008
Financial liabilities
Held for trading	-	5	-
Amortized cost	74,299	85,804	19,682

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 26                  -    FINANCIAL INSTRUMENTS (Cont.)

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

During the report period, no change occurred in the exposure to market risks or in the way by which the Group manages or measures the risk

E
Other price risks

The Group's is exposed to price risks of - shares, certificate of participation in mutual fund and bonds, which are classified as financial assets carried at fair value through profit or loss.

The carrying amount of the investments exposed to price risks of shares, certificate of participation in mutual fund and bonds is NIS 11,356 thousands (USD 3,008 thousands).

Sensitive analysis in respect to exposure relating to price risks of shares, certificate of participation in mutual fund and bonds:

The sensitivity analysis includes only shares, certificate of participation in mutual fund and bonds at the period end for a 10% change in its prices. A positive number below indicates an increase in profit and other equity where the prices strengthen 10% against the actual prices. For a 10% weakening of the prices against the actual prices, there would be an equal and opposite impact on the profit and other equity, and the balances below would be negative.

	2009	2008
	NIS	NIS

Profit or loss(1)	1,136	937

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 26                 -     FINANCIAL INSTRUMENTS (Cont.)

F.	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults. The Group only transacts with entities that are rated the equivalent of investment grade and above. This information is supplied by independent rating agencies where available and, if not available, the Group uses other publicly available financial information and its own trading records to rate its major customers.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable and, where appropriate, credit guarantee insurance cover is purchased. Once a month the Group performs credit evaluation of the finance condition of its receivables.

Aging of impaired trade receivables

	December 31,
	2009	2008	2009
	NIS	NIS	US Dollars

0-120 days	-	66	-
120-150 days	-	38	-
150 days and above	1,277	1,054	338
Total	1,277	1,158	338

G.	Liquidity risk management

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

1.       Maturity profile of outstanding financial liabilities'

	1 year	1-5 years	Total
2009
Interest free	63,830	-	63,830
Lease agreement liability	277	-	277
Instruments bearing variable interest	10,105	97	10,202
Total	74,212	97	74,309

2008
Interest free	65,813	2,166	67,979
Lease agreement liability	333	271	604
Instruments bearing variable interest	17,322	-	17,322
Total	83,468	2,437	85,905

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 26                 -     FINANCIAL INSTRUMENTS (Cont.)

G.	Liquidity risk management (Cont.)

2.
Non derivatives financial instruments

The following table presents the Group's maturity profile for its non-derivatives financial instruments based on their contractual maturity these financial instruments including interest relating to this assets, except for cases when the Group anticipates that the cash flow will occur on a different period.

	1 month	1-3 Months	1-12 Months	1-5 Years	Total
	NIS	NIS	NIS	NIS	NIS

2009
Financial instruments which do not bear interest	114,083	51,835	7,922	3,646	177,486

2008
Financial instruments which do not bear interest	111,077	55,459	4,210	2,173	172,919

The total amount of the unused credit as for the date of the balance sheet is NIS 60 million. The Group anticipates that it will be able to repay its other liabilities using its operating cash flows and by redemption of its financial instruments.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 26                 -     FINANCIAL INSTRUMENTS (Cont.)

H.           Exchange rate risk

The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at reporting date are as follows:

	Liabilities		Assets
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8
	NIS	NIS	NIS	NIS

USD	20,257	30,464	5,811	17,465
EUR	5,676	2,347	73	870
DKK	-	3,841	-	4,004
Other	58	-	-	-

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

	USD Impact	EUR Impact
	2009	2009
	NIS	NIS

Profit or loss(1)	1,445	560

	USD Impact	EUR Impact
	2008	2008
	NIS	NIS

Profit or loss(1)	1,300	148

(1)
The increase in the Group's sensitivity to a 10% increase and decrease in the NIS against the relevant foreign currencies is mainly attributable to the decrease in balances with foreign customers relating to the disposal of the export operation, and to decrease in forward foreign exchange contracts.

Forward foreign exchange contracts

The Group enters into forward foreign exchange contracts to manage the risk associated with anticipated sales and purchase transactions, which are treated as non hedging instruments. The resulting gain or loss is recognized in profit or loss immediately.

The following table details the forward foreign currency (FC) contracts outstanding as at reporting date:

	Average exchange rate		Foreign Currency		Contract value		Fair value
	2009	2008	2009	2008	2009	2008	2009	2008
	NIS	NIS	Currency thousands		NIS thousands
Cash Flows hedges
Purchase of USD sell NIS	-	3.5878	-	900	-	3,349	-	77
							-	77

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 26                 -     FINANCIAL INSTRUMENTS (Cont.)

I.	Fair value of financial instruments

The financial instruments of the Group consist of derivative and non derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables and other current assets. Non-derivative liabilities include short-term bank credit, trade payables, other current liabilities and long-term loans from banks and others. Derivative assets and liabilities include mainly foreign exchange forward contracts.  Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated otherwise.

The fair value of the long-term loans approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

Quoted market prices
The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes listed redeemable notes, bills of exchange, debentures and perpetual notes).

Derivatives
Foreign currency forward contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts.

Fair value of financial instruments carried at amortized cost
The management of the group considers that the carrying amounts of financial assets and financial liabilities recognized at amortized cost in the financial statements approximate their fair values.

Financial assets at fair value

Fair value measurements recognized in the statement of financial position

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
financial assets ‘at fair value through profit or loss’ (FVTPL)
Marketable securities	11,356	-	-	11,356
Total	11,356	-	-	11,356

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 27 -                     DISCONTINUED OPERATIONS

A.        Disposal of export operation

During 2009, Gold Frost Ltd. ("Gold Frost") signed an agreement to sell Gold Frost's 51% interest in a Danish dairy distributor ("Distributor") to the Distributor and/or to the Distributor other shareholder ("Other Shareholder") for $400,000. Gold Frost acquired its 51% interest from the Other Shareholder in February 2008.  According to the terms of the agreement, an amount equal to the balance of outstanding invoices owed by Gold Frost to the Distributor will be deducted as a downpayment, and the rest will be paid by deduction in the purchase price by a pre-determined amount for each shipment of goods that Gold Frost will purchase from the Distributor or from the Other Shareholder, and the balance of the consideration, if any, will be paid in April 2011.

Gold Frost was granted the exclusive right to distribute all of the products of the Distributor and the Other Shareholder in Israel until April 2012, as long as Gold Frost purchases a minimum quantity of  products from the Distributor or from the Other Shareholder at fair market prices and that meet specified quality standards.

On September 2, 2009 the Company had signed an agreement ("Agreement") to sell all of its holdings in Y.L.W Baron International Trading Ltd. ("Baron"), kosher food exporters located in Israel, and to assign all of its rights and obligations under the founders agreement from February 2007 to a private company owned by the Baron Family, who hold, as of the date of the Agreement the remaining shares in Baron.

In exchange for the sale of shares and the assignment of rights and obligations, the Baron Family agreed to pay US$ 937,500, which was paid to the Company on the date of execution of the Agreement.

The disposals of Baron and the Danish dairy distributor carried out all of the Group’s export operation.

B.        Analysis of profit for the year from discontinued operations

The profits and cash flows from discontinued operation have been re-presented to include this operation classified as discontinued in the presented years ended December 31, 2008 and 2007.

The results of the discontinued operation (i.e. export operation) included in the income statement are set out below.

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7	2 0 0 9
	NIS			US Dollars
Profit for the year from discontinued operations

Revenue	30,533	63,442	50,316	8,088
Expenses	28,197	66,601	58,587	7,469

Loss before tax	2,336	(3,159)	(8,271)	619
Attributable income tax expense	114	337	477	30
	2,222	(3,496)	(8,748)	589

Loss related to discontinued operations (including disposal of foreign currency translation reserve in the amount of NIS 231 thousand)	(294)	-	-	(78)
Loss for the year from discontinued operations	1,928	(3,496)	(8,748)	511
Loss for the year from discontinued operations attributable to owners of the Company	1,600	(3,942)	(9,397)	424

The disposal of Baron and Danish dairy together with previously abandoned operations of WF construed the exit of the export operations. As such, the results of Baron, Danish dairy and WF has been presented as discontinued operations. These financial statements have been recasted to show these operations as discontinued in all periods presented.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 28                 -     SEGMENT INFORMATION

A.        Adoption of IFRS 8 Operating Segments

The Group has adopted IFRS 8 Operating Segments with effect from January 1, 2009. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance. In contrast, the predecessor Standard (IAS 14 Segment Reporting) required an entity to identify two sets of segments (business and geographical), using a risks and returns approach, with the entity’s ‘system of internal financial reporting to key management personnel’ serving only as the starting point for the identification of such segments. As a result, following the adoption of IFRS 8, the identification of the Group’s reportable segments has changed.

In prior years, segment information reported externally was analyzed on the basis of the types of goods supplied and services provided by the Group’s operating divisions (i.e. types of products the Group sells which are Preserved and Non-preserved products). However, information reported to the Group’s chief operating decision maker for the purposes of resource allocation and assessment of segment performance is more specifically focused on the types of operations.

The principal of operations are import, manufacturing and export. The Group’s reportable segments under IFRS 8 are therefore as follows:

Import segments- derive its revenues from importing and marketing food products to grocery stores, supermarkets and grocery retail chains.

Manufacturing segment- derive its revenues from manufacturing and marketing food products to grocery stores, supermarkets and grocery retail chains.

Until the sales of the Company's subsidiaries during 2009 (as mentioned in note 5c and d), the Company's segment information included the export segment which derived its revenues from exporting and marketing food products to grocery stores, supermarkets and grocery retail chains. As a result the export segment was sold and the Group’s chief operating decision maker doesn't receive information regarding the export segment.

The segment information reported on the next pages does not include any amounts related to the revenues and expenses for the discontinued export operation, which is described in more detail in note 27.

Information regarding the Group’s reportable segments for years ended December 31, 2008 and 2007, which is presented below, has been restated to conform to the requirements of IFRS 8.

B.        Data regarding business segments

Year ended December 31, 2009

	Import	Manufacturing	Adjustments	Total
Year ended December 31, 2009:
Revenues from external customers	229,848	73,612	-	303,460
Revenues from subsidiaries	104	-	(104)	-
Total revenues	229,952	73,612	(104)	303,460

Profit before income taxes	34,185	458	-	34,643
Income taxes	4,869	174	-	5,043
Profit from continuing operations	29,316	284	-	29,600

	Import	Manufacturing	Discontinued Export Operations	Adjustments	Total
December 31, 2009:
Total segment assets	243,974	38,769	45	(69)	282,719

Segment liabilities	(43,635)	(29,639)	(3,034)	69	(76,239)

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 28                 -     SEGMENT INFORMATION (Cont.)

B.     Data regarding business segments (Cont.)

Year ended December 31, 2008

	Import	Manufacturing	Adjustments	Total

Year ended December 31, 2008:
Revenues from external customers	218,820	70,248	-	289,068
Revenues from subsidiaries	379	143	(522)	-
Total revenues	219,199	70,391	(522)	289,068

Profit before income taxes	3,645	1,235	-	4,880
Income taxes	750	367	-	1,117
Profit from continuing operations	2,895	868	-	3,763

	Import	Manufacturing	Discontinued Export Operations	Adjustments	Total

December 31, 2008:
Total segment assets	216,205	39,948	18,237	(1,048)	273,342

Segment liabilities	(42,914)	(31,102)	(14,792)	1,048	(87,760)
Year ended December 31, 2007 (*)

	Import	Adjustments	Total
Year ended December 31, 2007:
Revenues from external customers	201,617	-	201,617
Revenues from subsidiaries	-	-	-
Total revenues	201,617	-	201,617

Profit before income taxes	15,561	-	15,561
Income taxes	2,174	-	2,174
Profit from continuing operations	13,387	-	13,387

(*)	The manufacturing operation was acquired in 2008 through the acquisition of Shamir Salads. See note 24.

	Import	Discontinued Export Operations	Adjustments	Total

December 31, 2007:
Total segment assets	229,497	22,168	(12,213)	239,452

Segment liabilities	(33,172)	(27,886)	12,213	(48,845)

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 29                  -    RELATED PARTIES

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

A.	Transactions with Related Parties

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7	2 0 0 9
	NIS			US Dollars
	(in thousands)

Purchases of goods	1,174	586	1,568	311

Participation in expenses	76	70	67	20

Management fees	2,813	2,650	2,404	745

Bonus	4,078	75	762	1,080

B.	Balances with Related Parties

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS		US Dollars
	(in thousands)

Due to officers	4,179	223	1,107

Parent company	1,595	1,467	423

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 30                 -     GUARANTEES AND PLEDGES

The Company has pledged all of its assets (including its outstanding share capital and goodwill of the Company) in favor of to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company’s suppliers. The outstanding amount of such letters of credit as of December 31, 2009 was approximately NIS 21,247 thousand (USD 5,628 thousand).

Shamir Salads obligations in favor of banks (bank credit and bank loans) as of December 31, 2009 on the amount of NIS 8,875 thousands (USD 2,351 thousands) are secured with fixed liens on its share capital and goodwill, and floating liens on its factory, assets, rights and other assets and a fixed lien, unlimited in amount, on its share capital and goodwill. In addition Shamir Salads registered a fixed lien and first pledge on part of its equipment and pledge on its insurance rights. Shamir Salads also has financial lease obligation which is secured by the vehicles relating to the lease.

Secured liabilities of the Group

	As of December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS		US Dollars
	(in thousands)

Bank credit	1,152	4,514	305
Bank loans	8,096	8,871	2,145
Liability relating to Lease agreement	277	584	73
	9,525	13,969	2,523

Shamir Salads pledged assets:

Secured asset	The book value of the secured asset	Lien's category	The amount of the lien

Vehicle	NIS 490,993 (USD 130,064)	Pledge	NIS 277 thousands (USD 73 thousands)

NOTE 31 - SUBSEQUENT EVENTS

On March 17, 2010, the Company raised a $20.0 million through a public offering of its ordinary shares.  The Company issued a total of 3,305,786 ordinary shares at a purchase price of $6.05 per share, and the Company also granted to the underwriter an option, exercisable within 30 days from the date of the public offering, to purchase up to an additional 330,579 ordinary shares. This option expired without the underwriter's exercise of such option. After deducting closing costs and fees, the Company received net proceeds of approximately $19.0 million.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

By:	/s/ Joseph Willige
Joseph Williger
Chief Executive Officer

Date:  June 28, 2010

EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (1)
1.2	Articles of Association of the Company, as amended (4)
2.1	Specimen of Certificate for ordinary shares (2)
4.1	Share Option Plan (2)
†4.2	Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated June 1, 1998 (3)
†4.3	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated August 1, 2005 (4)
†4.4	Management Agreement between the Company and Zwi W. & Co. Ltd., dated June 1, 1998 (3)
†4.5	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated August 1, 2005 (4)
†4.6	Lease of Company’s premises with Titanic Food Ltd., dated November 23, 1998 (3)
†4.7	Services Agreement between the Company and Willi Food, dated April 1, 1997 (3)
†4.8	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (4)
†4.9	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (4)
4.10	Relationship Agreement between the Company, Gold Frost, Willi Food, Zwi Williger and Joseph Williger dated February 28, 2006 (4)
4.11	Placing Agreement between the Company, Gold Frost, certain officers of Gold Frost and Corporate Synergy dated March 2, 2006 (4)
4.12	Lock In Agreement, between the Company, Gold Frost, Corporate Synergy and certain officers of Gold Frost, dated March 2, 2006 (4)
4.13	Securities Purchase Agreement, dated as of October 25, 2006, among the Company and the investors identified on the signature pages thereto. (5)
4.14	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (5)
4.15	Asset Purchase Agreement, dated as of January 19, 2007, by and among the Company, WF Kosher Food Distributors, Ltd., Laish Israeli Food Products Ltd. and Arie Steiner.(6)
†4.16	Agreement, dated February 11, 2007, between the Company and Mr. Ya'acov Baron, Ms. Hedva Baron, Mr. Li'or Baron, Ms. Gozlan Or'na and Ms. Michal Baron Sha'hak. (6)
†4.17	Agreement, dated January 2, 2008, between the Company and Mr. Jacob Ginsberg, Mr. Amiram Guy and Shamir Salads 2006 Ltd. (7)
4.18	Share Purchase Agreement, dated February 13, 2008, between Gold Frost and Kirkeby Cheese Export A/S. (7)
4.19	Shareholders Agreement, dated February 13, 2008, between Gold Frost and Kirkeby Cheese Export A/S. (7)
4.20	Co-operation Agreement, dated January 1, 2008, between Kirkeby Cheese Export A/S, Haarby Mejeri/Kirkeby Dairy ApS and Kirkeby International Foods A/S. (7)
8	Subsidiaries of the Company (4)
8.1	Subsidiaries of the Company (7)
8.2	Subsidiaries of the Company*

12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.(a).1	Consent of Independent Registered Public Accounting Firm*

†	English translations from Hebrew original.
(1)	Incorporated by Reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.
(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(5)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.
(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.
(7)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
*	Filed Herewith