Form 20-F
period 2010-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2011-06-30
CIK 1030997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

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

Baruch Shusel Chief Financial Officer 4 Nahal Harif St. Northern Industrial Zone, Yavne 81106, Israel Tel: 972-8-932-1000
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

The registrant had 13,573,679 outstanding ordinary shares, NIS 0.10 nominal value per share as of December 31, 2010.

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

Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. Dollars or NIS as the case may be, at the rates indicated or at any other rate.  Therefore, unless otherwise stated, the translations of NIS into U.S. Dollars have been made at the rate of NIS 3.549 = $1.00, the representative exchange rate on December 31, 2010.

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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company,” “Dividends,” “Operating and Financial Review and Prospects,” and “Quantitative and Qualitative Disclosures about Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.  Actual results, performance or events may differ materially from those in such statements due to, without limitation, the risks set forth in "Item 3. Key Information – D. Risk Factors", including the following:

·	changes affecting currency exchange rates, including the NIS/U.S. Dollar exchange rate;
·	payment default by, or loss of, one or more of our principal clients;
·	the loss of one or more of our key personnel;
·	termination of arrangements with our suppliers, and in particular Arla Foods amba;
·	increasing levels of competition in Israel and other markets in which we do business;
·	increase or decrease in global purchase prices of food products;
·	our inability to accurately predict consumption of our products;
·	we may not successfully integrate our prior acquisitions;
·	our inability to anticipate changes in consumer preferences;
·	product liability claims and other litigation matters;
·	interruption to our storage facilities;
·	our insurance coverage may not be sufficient;
·	our operating results may be subject to variations from quarter to quarter;
·	our inability to successfully compete with nationally branded products;
·	our inability to protect our intellectual property rights;

·	our inability to meet the Nasdaq listing requirements;
·	significant concentration of our shares are held by one shareholder;
·	our management could lose a major amount of its indirect ownership of our common stock through litigation;
·	we are controlled by and have business relations with Willi-Food and its management;
·	The price of our ordinary shares may be volatile;
·	our inability to maintain an effective system of internal controls;
·	all of our assets are pledged to creditors;
·	changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;
·	economic conditions in Israel;
·	changes in political, economic and military conditions in Israel, including, in particular, economic conditions in the Company’s core markets;
·	difficulties in acquiring jurisdiction and enforcement liabilities against our officers and directors who are based in Israel; and
·	our international operations may be adversely affected by risks associated with international business.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.              SELECTED FINANCIAL DATA

The following selected consolidated financial data for each of the years in the three-year period which ended December 31, 2010, 2009 and 2008 are derived from our audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with IFRS as issued by IASB. The selected consolidated financial data for the year ended December 31, 2007 is derived from our audited consolidated financial statements not appearing in this report. The 2006 financial data is derived from other audited consolidated financial statements not appearing in this report which is prepared in accordance with Israeli GAAP. All of the financial data set forth below are in thousands (except per share amounts). You should read the following selected consolidated financial data in conjunction with Item 5: “Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto appearing elsewhere herein. Historical results are not necessarily indicative of any results to be expected in any future period.

Recent Exchange Rates of NIS to one U.S. Dollar

The table shows the high and low exchange rate of NIS per one U.S. Dollars for the last six months:

	High	Low
December 2010	3.665	3.549
January 2011	3.71	3.528
February 2011	3.713	3.602
March 2011	3.635	3.481
April 2011	3.473	3.395
May 2011	3.538	3.377
June 2011 (through June 24, 2011)	3.485	3.363

The representative exchange rate for NIS on December 31, 2010 was NIS 3.549 = $1.00, and the representative exchange rate for NIS on June 24, 2011 was NIS 3.445= $1.00.

The average exchange rate of NIS 3.732  = USD 1.00 was for the year ended December 31, 2010, NIS 3.933 for the year ended December 31, 2009, NIS 3.588 for the year ended December 31, 2008, 4.108 for the year ended December 31, 2007 and  4.457 for the year ended December 31, 2006.

Income Statement Data:
In accordance with IFRS

	2010		2009		2008		2007
	NIS	USD	NIS	USD	NIS	USD	NIS	USD
Revenue	348,358	98,157	303,460	85,506	289,068	81,451	201,617	56,810
Cost of sales	247,572	69,758	219,569	61,868	228,839	64,480	156,062	43,974
Gross profit	100,786	28,399	83,891	23,638	60,229	16,971	45,555	12,836
Selling expenses	45,048	12,693	35,598	10,030	31,800	8,960	20,602	5,805
General and administrative expenses	22,217	6,260	20,451	5,762	16,863	4,751	12,280	3,460
Other (Income) expenses	(47)	(13)	(5,330)	(1,502)	1,846	520	(454)	(128)
Total operating expenses	67,218	18,940	50,719	14,290	50,509	14,231	32,428	9,137
Operating profit	33,568	9,459	33,172	9,348	9,720	2,740	13,127	3,699
Finance income	5,543	1,478	2,744	773	(4,167)	(1,174)	2,111	595
Finance expense	1,301	284	1,273	359	673	190	(323)	(91)
Finance income (expense), net	4,242	1,194	1,471	414	(4,840)	(1,364)	2,434	686
Profit before taxes on income	37,810	10,653	34,643	9,762	4,880	1,376	15,561	4,385
Taxes on income	8,483	2,390	5,043	1,421	1,117	315	2,174	613
Profit from continuing operations	29,327	8,263	29,600	8,341	3,763	1,061	13,387	3,772
Profit (loss) from discontinued operations	830	234	1,928	543	(3,496)	(985)	(8,748)	(2,465)
Profit for the year	30,157	8,497	31,528	8,884	267	76	4,639	1,307
Attributable to:
Owners of the Company	28,177	7,939	30,436	8,576	(786)	(221)	2,342	660
Non-controlling interest	1,980	558	1,092	308	1,053	297	2,297	647
Net Income	30,157	8,497	31,528	8,884	267	76	4,639	1,307
Basic and diluted earnings (loss) per Share from continuing operations	2.12	0.6	2.81	0.75	0.3	0.08	1.14	0.3
Basic and diluted earnings (loss) per Share from discontinued operations	0.06	0.02	0.15	0.04	(0.38)	(0.1)	(0.91)	(0.24)
Basic and diluted earnings (loss) per Share	2.18	0.61	2.96	0.79	(0.08)	(0.02)	(0.23)	(0.06)
Shares Used in Computing Earnings per Share	12,876,294	12,876,294	10,267,893	10,267,893	10,267,893	10,267,893	10,267,893	10,267,893
Dividend declared per share	-	-	-	-	-	-	-	-

Income Statement Data:
In accordance with Israeli GAAP

	2006
	NIS	USD
Sales	191,460	53,948
Cost of sales	143,581	40,457
Gross profit	47,879	13,491
Sales and Marketing	21,100	5,945
General and administrative	14,151	3,987
Total Operating expenses
Operating Income	35,251	9,932
Financial Income, Net	12,628	3,559
Other Income, Net	4,925	1,388
Pre Tax Income	18,248	5,142
Income taxes	35,801	10,089
Income after taxes on income	5,379	1,516
Minority interest	30,422	8,573
Net Income	1,807	509
Earnings per Share Basic	28,615	8,063
Shares Used in Computing Earnings per Share	9,028,223	9,028,233
Dividend declared per share	-	-

Balance Sheet Data:
In accordance with IFRS

	2010		2009		2008
	NIS	USD	NIS	USD	NIS	USD
Working capital	249,044	70,173	148,359	41,803	122,396	34,487
Total assets	367,284	103,489	282,719	79,662	273,342	77,019
Short-term bank debt	5,780	1,629	10,372	2,923	17,562	4,948
Shareholders' equity	306,872	86,467	206,480	58,180	185,582	52,291
Capital stock	12,876,294	12,876,294	10,267,893	10,267,893	10,267,893	10,267,893

Balance Sheet Data:
In accordance with Israeli GAAP

	2007		2006
	NIS	USD	NIS	USD
Working capital	142,645	40,193	144,323	40,666
Total assets	239,452	67,470	219,971	61,981
Short-term bank debt	5,978	1,684	--	-
Shareholders' equity	190,607	53,707	171,739	48,391
Capital stock	10,267,893	10,267,893	10,267,893	10,267,893

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

Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivables. Despite our large number of clients (over 1,500 in Israel and abroad), a major and significant part of our sales is made to a limited number of customers (mainly the organized market). Our two largest customers, Shufersal Ltd. and Mega Retail Ltd. (Blue Square), accounted for 21% of our sales in 2010. We generally do not require and do not receive collateral from those customers, although we do require and receive collateral from most of the remainder of our clients in Israel to ensure security of collecting payments. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major clients defaults on its payment obligations to us, we will not possess sufficient security to collect the entire debt.

We depend on a small number of principal clients who have in the past bought our products in large volumes.  We cannot assure that these clients or any other client will continue to buy our products in the same volumes, on the same terms or at all.

Despite our wide dispersion of clients, we have two major clients, Shufersal Ltd. and Mega Retail Ltd., both of which own, among other things, supermarket chains, who accounted for approximately 11% and 10%, respectively of our revenue during 2010.  We do not have long term purchase contracts with our clients, and our sales arrangements with our clients do not have minimum purchase requirements. We cannot assure that our major clients will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Their failure to do so may significantly reduce our sales. Losing one or more of them may adversely affect our business results. In addition, we cannot assure that we will be able to attract new customers.

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

               We are dependent on Arla, which supplies a high percentage (29% in 2010) of our dairy and dairy substitute products, although we are not dependent on any single supplier in respect of a majority of our products. Terminating the engagement with any supplier, and Arla in particular, or a material change in the engagement terms for purchasing products from those suppliers may have an adverse affect on our results of operations. We have a distribution agreement with Arla pursuant to which we serve as Arla’s sole and exclusive agent and distributor in Israel of certain products for a ten-year period from March 2005. See “Item 4.  Information on the Company – B. Business Overview – Suppliers”. If this supplier raises its prices, our operating results may be adversely affected. See risk factor below - "Increases or decreases in global product prices have in the past, and in the future may continue to have a material adverse effect on our profitability.". We believe that there are alternative suppliers for purchasing our products; however, we cannot assure that the products of the alternative suppliers will become immediately available and that the terms of purchase will be similar to the current ones.

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

                In 2007, a number of our suppliers increased their product prices to us due to increases in milk, wheat, corn and rice prices.  This reduced our profitability during the year.

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

                 In 2010 - 2011 the cost of food commodities and other food products is subject to cyclical and other market factors and may fluctuate significantly. As a result, our cost in securing these products is subject to substantial increases over which we have no control.  In addition, fuel costs, which represent the most significant factor affecting utility costs at our production facilities and our transportation costs are subject to wide fluctuations. Although we are making best efforts, we cannot assure that we will be able to pass on to customers the increased costs associated with the procurement of these products. Moreover, there has in the past been, and there may in the future be, a time lag between the incurrence of such increased costs and the transfer of such increases to customers. To the extent that increases in the prices of our products cannot be passed on to customers or there is a delay in passing on the increased costs to customers, we are likely to experience an increase in our costs which may materially reduce our margin of profitability

                 Increases or decreases in global product prices in the future may have a material adverse effect on our profitability.

Our results of operations may be adversely affected if we do not accurately predict the rate of consumption of our products.

                 We hold inventory of basic foodstuffs (such as preserved food, edible oils, Pasta and rice) and other food products, and we accumulate inventories of these products based on our prediction of the consumption of these products.  If actual consumption does not meet the prediction, and the shelf life of such products expire or we cannot otherwise sell such products, this may materially and adversely affect our financial condition and results of operations. On the other hand, to the extent we do not have adequate inventory of these critical products (due, for example, to an emergency situation), we will not be able to meet the needs of our customers and our potential revenues may be adversely affected.

We may not successfully integrate our recent acquisitions

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

We market certain products under the trademarks “Willi-Food”, "Shamir Salads", “Pizza Top”, “Gold Food”, "Donna Rozza", "Manchow", "Krisponim", "Bubles", “Gold Frost” and "Habulgaria".  Although we have registered trademarks for these brands, we cannot assure that the degree of protection these and other trademarks offer will be sufficient to protect our rights in these marks.

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

Since the beginning of 2010, our stock price has been trading in a range from $5.42 to $7.90 per share. Under Nasdaq’s Marketplace Rule 5450(a)(2), (“Rule”) any company whose share has a closing bid price less than $1.00 for 30 consecutive business days may be subject to a delisting proceeding instigated by Nasdaq. We now satisfy this requirement as our stock price is well above $1.00 per share. If we fail to meet the continued listing criteria defined under the Rule, our ordinary shares may be delisted from trading on the Nasdaq Global Market.

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

As of the date of this Annual Report, Willi-Food Investments Ltd., which we refer to as Willi-Food, owned approximately 52.84% of our ordinary shares. Mr. Joseph Williger, who serves as Chief Executive Officer and director of our company and serves as Chairman of the Board of Willi-Food, held, as of June 24, 2011, approximately 21.03% of the outstanding shares of Willi-Food (approximately 21.26% on a fully-diluted basis). Mr. Zwi Williger, who serves as Chief Operating Officer and Chairman of the Board of our company and serves as a director and Chief Executive Officer of Willi-Food, held, as of June 24, 2011 approximately 37.11% of the outstanding shares of Willi-Food (approximately 37.52% on a fully-diluted basis).

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

In 2008, Mr. Arcadi Gaydamak (“Gaydamak”) borrowed approximately NIS 76 million (US $20 million) from companies owned by Messrs. Zwi Williger and Joseph Williger (the “Williger Brothers”). These loans were secured by Gaydamak’s equity securities of Willi-Food, the parent company to G. Willi Food (“Parent”). The loans included a provision whereby the Williger Brothers had a call option to acquire the Parent equity if Gaydamak defaulted under the loans. In September 2008, Gaydamak defaulted under these loans, and accordingly the Williger Brothers increased their ownership of the Parent by exercising their call option to acquire such interests; Zwi Williger by 21.65% and Joseph Williger by 21.65%.

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

There are also currently criminal proceedings pending against Gaydamak in Israel for money laundering. He was also convicted of a crime in France and was sentenced to six years in prison. Part of his conviction in France was overturned by the Court of Appeal in France on April 2011, however, the Court did not change Gaydamaks' conviction in tax evasion, hence reducing the prison sentence to three years.

 According to the Williger Brothers’ legal counsel, such lawsuit is presumably baseless and has a very low chance of success.

However, in the event the lawsuit is ruled against the Williger Brothers, their ownership interest in Willi-Food would be reduced (Zwi Williger from approximately 37.11% to approximately 19.98% and Joseph Williger from approximately 21.03% to approximately 3.90%) and Gaydamak would own a significant indirect interest in our company.

We are controlled by and have business relations with Willi-Food and its management.

Willi-Food, our controlling shareholder, is a holding company whose main asset is the ordinary shares it owns in our company.  Willi-Food currently does not directly conduct any material business.

Willi-Food, Mr. Zwi Williger, a 37.11% shareholder of Willi-Food, the Chairman of our Board of Directors and our Chief Operating Officer and a director and Chief Executive Officer in Willi-Food, and Mr. Joseph Williger, a 21.26% shareholder of Willi-Food, a director and our Chief Executive Officer and the chairman of the Board of Directors of Willi-Food, have been and continue in certain cases to be party to certain agreements and arrangements relating to our operations.  Such transactions include service and employment arrangements between each of Messrs. Joseph and Zwi Williger with us, and a service agreement we have with Willi-Food.  All such transactions include consideration.

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

Our reporting obligations as a public company are placing a significant strain on our management, operational and financial resources and systems. We are a relatively young company with limited accounting personnel and other resources with which to address our internal controls and procedures. In addition, we implemented financial and disclosure control procedures and corporate governance practices that enable us to comply, on a stand alone basis, with the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission, or the SEC, rules. For example, we developed accounting and financial capabilities, including the establishment of an internal audit function and development of documentation related to internal control policies and procedures. Failure to  establish the necessary controls and procedures would make it difficult to comply with SEC rules and regulations with respect to internal control and financial reporting. We need to take further actions to continue to improve our internal controls. If we are unable to implement solutions to any weaknesses in our existing internal controls and procedures, or if we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ordinary shares may be adversely impacted.

All of our assets are pledged to bank.

We have pledged substantially all of our assets to Bank Leumi Le’Israel Ltd., Bank Mizrahi-Tefahot Ltd. and Bank Hapoalim Ltd. in order to secure credit lines from each of these banks. If we were to utilize these credit lines, we expect that the proceeds from the sale of any of these assets may be used to prepay the principal amount owed on the credit lines secured by these pledges. As a result of these arrangements, our ability to dispose of pledged assets may require the consent of these banks, and our ability to incur further debt (whether secured or unsecured) is limited.

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

Kosher Licenses: Under kosher regulations, we are required to ascertain that the food products which we offer for sale bear kosher certification approved by certain authorities such as the Chief Rabbinate of Israel. There is a risk that the relevant authorities in Israel or other areas of the world responsible for issuing kosher licenses may change the criteria for obtaining such licenses. In such circumstances, we may be prohibited from obtaining kosher licenses for various products that we sell into the various kosher markets. Failure to comply with such applicable laws and regulations in relation to kosher licenses could subject us to civil sanctions, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on us and our financial performance.

Economic conditions in Israel affect our financial performance.

A major part of our sales are made in Israel, and consequently our financial performance is dependent to a significant extent on the economy of Israel. The recuperation that started in the last months of 2009 continued into 2010, unemployment rates have decreased and the gross domestic product increased by app.4.6%. This has resulted in our customer base, both in the retail and in the wholesale markets, expanding their purchases from us, both in quantities and by purchasing higher cost food products.  A deterioration of the economic situation in Israel may erode the real wages and lower the buying power of our potential customers. This in turn may adversely affect our activities and business results.

We may be affected by political, economic and military conditions in Israel and the Middle East.

Political, economic and military conditions in Israel have a direct influence on us because our operations are located there. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect our operations.  Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. In December 2008, Israel was engaged in an armed conflict with Hamas in the Gaza Strip, in the southern region of Israel. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamic Shiite militia group, which disrupted most daily civilian activity in northern Israel. These events have at times caused considerable damage to the Israeli economy. As a result of the political and military situation, Israel’s economy has at times suffered considerably. Ongoing or revived hostilities related to Israel may have a material adverse effect on our business and on our share price. The last months revolutions that took place in the surrounding countries can have a direct and indirect influence on Israel's political and economical situation, at this point the company's management cannot predict the impact on its business.

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

Additionally, boycotts of products, prompted by political, religious or other factors, may affect our financial condition and results of operations, From time to time Pro-Arab organizations over the world promote local boycotts on Israeli origin products.

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

We purchase food products from over 150 suppliers located around the world.  Therefore, we are subject to certain risks that are inherent in an international business. These include, but are not limited to:

•	varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

•	tariffs, customs, duties, quotas and other trade barriers;

•	difficulties in managing foreign operations and foreign distribution partners;

•	longer payment cycles and problems in collecting accounts receivable;

•	fluctuations in currency exchange rates;

•	political risks;

•	foreign exchange controls which may restrict or prohibit repatriation of funds;

•	export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

•	seasonal reductions in business activity in certain parts of the world; and

•	potentially adverse tax consequences.

Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated in Israel in January 1994 under the name G. Willi-Food Ltd. and commenced operations in February 1994. It changed its name to G. Willi-Food International Ltd. in June 1996. The Company's corporate headquarters and principal executive offices are located at 4 Nahal Harif  Street, Northern Industrial Zone, Yavneh, 81106, Israel.  The Company's telephone number in Israel is (972) 8-9321000

In May 1997, the Company completed an initial offering to the public in the United States (the “Initial Public Offering”) of 1,397,500 units, each unit consisting of one ordinary share and one redeemable ordinary share purchase warrant.

In May 2001, the Company acquired all the shares of Gold Frost Ltd., which we refer to herein as Gold Frost, for NIS 336 thousand (USD 95 thousand). Gold Frost, which was registered in 1977 in Israel, is engaged in designing, developing and distributing frozen and chilled food products.

On March 9, 2006, the Company's subsidiary, Gold Frost, completed an initial issuance to the public on the London AIM market which yielded gross proceeds of NIS 36.5 million (USD 10.3 million).  Following this issuance, as of May 30, 2006, the Company held approximately 75.7% of Gold Frost's share capital. See “Item 10.  Additional Information – 10C.  Material Contracts”. During November 2007- January 2008, the Company purchased on the AIM market an additional approximately 14.3% of Gold Frost's share capital, reaching aggregate holdings of  up to  90% of Gold Frost's share capital.

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

In February 2008, the Company's subsidiary Gold Frost purchased a 51% interest from the owners of a dairy distributor in Denmark Kirkeby International Foods A/S ("Kirkeby"), and the former owner remained with the remaining interest. In June 2009, Gold Frost signed an agreement to sell its 51% interest in Kirkeby to Kirkeby and/or to the former owner for $400,000. According to the terms of the agreement, an amount equal to the balance of outstanding invoices owed by Gold Frost to Kirkeby would be deducted as a down payment, and the remainder was paid by deducting the purchase price by a pre-determined amount for each shipment of goods that Gold Frost would purchase from Kirkeby or from the former owner, and the balance of the consideration, was paid in April 2011. See “Item 10.  Additional Information – 10C.  Material Contracts".

On May 20, 2008, a Special General Meeting of Gold Frost approved the cancellation of its ordinary share listing to the AIM Market of the London Stock Exchange.  The cancellation of Gold Frost's AIM admission took place on May 27, 2008.

On February 5, 2009, the Company launched a tender offer (as extended on March 5, 2009) to purchase from the holders of shares and/or depositary interests of Gold Frost all of the issued and outstanding share capital of Gold Frost which were not already held by the Company for a price of 5 pence per share or per depositary interest in cash.  The proposed tender offer was not successful.

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

CAPITAL EXPENDITURES

Our capital expenditures were $1.7 million, $0.5 million and $0.8 million for the three years ended December 31, 2010, 2009 and 2008, respectively. See "Item 4D.  Property, Plants and Equipment" for a description of the logistic center.

There is currently one material capital expenditure in progress – approximately $0.7 million in Shamir to build two new packaging lines and improvement of a third line.

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

The Company purchases food products from over 250 suppliers located in Israel and throughout the world, including from the Far East (China, India, the Philippines and Thailand), Eastern Europe (Poland, Latvia and Bulgaria), South America (Argentina, Ecuador and Costa Rica), the United States, Canada, Western and Northern Europe (The Netherlands, Belgium, Germany, Sweden, Denmark and France) and Southern Europe (Spain, Portugal, Italy, Turkey, Greece).

The Company's products are marketed and sold to over 2,000 customers in Israel and around the world (for example — to The Netherlands, England, Denmark, Belgium, Ukraine, France, Switzerland, Russia etc.), including supermarket chains, wholesalers and institutional consumers. The Company markets most of its products under the brand name “Willi-Food,” chilled salads under the name “Shamir Salads” and some of the chilled and frozen products under the brand name “Gold Frost.” Certain products are marketed under brand names of the manufacturers or under other brand names. In addition, the Company distributes some of its products on an exclusive basis, as described further below.

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

As of June 24, 2011, the Company’s principal shareholder, Willi-Food, held approximately 52.84% of the Company’s outstanding share capital.  The primary assets of Willi Food are the Company’s ordinary shares.  See “Item 7. Major Shareholders and Related Party Transactions”.  Willi Food’s securities are traded on the Tel Aviv Stock Exchange.

Business Strategy

The Company’s business strategy is:

•
to promote the “Willi-Food” and "Shamir Salads" brand names and to increase market penetration of products that are currently sold through, among other things, marketing efforts and advertising campaigns;

•	to expand its current food product lines and diversify into additional product lines, as well as to respond to market demand; and

•	to expand the Company's activity in the international food markets, mainly in the U.S. and Europe.

Utilizing management’s expertise in identifying market demand and preferences, as well as its sourcing abilities, the Company intends:

•	to continue to locate, develop and distribute additional food products, some of which may be new to Israeli consumers;

•	to increase its inventory levels from time to time both to achieve economies of scale on its purchases from suppliers and to more fully meet its customers’ demands;

•
to further expand the international food markets, mainly in the U.S. and Europe, by purchasing food distribution companies and/or increasing cooperation with local existing distributors and/or exporting products directly to the customer; and

•	to penetrate new markets within the Middle East through the establishment of business relationships and cooperation with representatives in such markets subject to a positive political climate.

The Company has developed certain trade relationships locally, as well as in areas administered by the Palestinian Authority, although current sales volumes to the Palestinian administered areas are low.

In addition, the Company has:

•	promoted the value of the “Willi-Food” brand and introduced additional food products to the Israeli marketplace under the brand name “Willi-Food” and "Shamir Salads".

•	initiated sales in the U.S. and Europe; and

•	entered into arrangements with recognized manufacturers to market their products under their respective brand names, in addition to brand names under which the Company currently markets its products.

Segments

We import, manufacture, market and distribute two kinds of line segments: import segment and manufacturing segment.

Import Segment

We import, market and distribute a broad variety of over 700 food products. Sales of import segment products accounted for approximately 78% of our sales in 2010. These products are sold by us and by Gold Frost.

We aim to broaden the variety of products we import. We expect to launch additional new products into our product lines in the near future while continuing to develop new and innovative food products.

The principal products in the import segment product line are as follows:

•
Canned Vegetables and Pickles:  including okra, mushrooms (whole and sliced) and terfess, artichoke (hearts and bottoms), beans, asparagus, capers, corn kernels, baby corn, palm hearts, bamboo shoots, vine leaves (including vine leaves stuffed with rice), sour pickles, mixed pickled vegetables, pickled peppers, an assortment of black and green olives, garlic, roasted eggplant sun dried tomatoes and edamame soybeans. These products are primarily imported from China, Spain, Greece, Thailand, South America, Turkey, France, India, Poland, Morocco and The Netherlands.

•
Canned Fish:  including tuna (in oil or in water), sardines, anchovies, smoked and pressed cod liver, herring, fish paste and salmon. These products are primarily imported from the Philippines, Thailand, Portugal, Canada, Spain, Greece, Germany and Sweden.

•
Canned Fruit:  including pineapple (sliced or pieces), peaches, apricot, pears, cherries, mangos, cherries, mandarins litchis and fruit cocktail. These products are primarily imported from China, the Philippines, Thailand, Greece and Europe.

•
Edible Oils:  including olive oil, regular and enriched sunflower oil, soybean oil, corn oil and rapeseed oil. These products are primarily imported from Belgium, Argentina, Turkey, Italy, Holland and Spain.

•
Dairy and Dairy Substitute Products:  including hard and semi-hard cheeses (parmesan, edam, kashkaval and emmental), molded cheeses (brie, camembert and danablu), feta, Bulgarian cheese, Muzzarella, smoked cheeses, pizza top, goat cheese, butter, butter spreads, margarine, melted cheese, cheese alternatives, condensed milk, coffee whitener, whipped cream and others. These products are primarily imported from Greece, France, Latvia, Denmark, Bulgaria, Italy, The Netherlands and the United States.

•
Dried Fruit, Nuts and Beans:  including figs, apricots, prunes, papaya, pineapple, sunflower seeds, sesame seeds, walnuts, pine nuts, cashew nuts, pistachio and peanuts. These products are primarily imported from Greece, Turkey, India, China, Thailand and the United States.

•
Other Products:  including, among others, instant noodle soups, coffee creamers, lemon juice, halva, Turkish delight, cookies, vinegar, sweet pastry and crackers, sauces, corn flour, pastes, rice, rice sticks, pasta, spaghetti and noodles, breakfast cereals, corn flakes, instant coffee, rusks, coconut milk, tortilla, dried apples snacks, ice cream, frozen pizza, chocolate bars and chocolate paste, tea, deserts (such as tiramisu and pastries) and light and alcoholic beverages (such as ouzo, sangria and mohito). These products are primarily imported from The Netherlands, Germany, Romania, Italy, Greece, Belgium, the United States, Scandinavia, China, Thailand, Turkey, India, and South America (including Argentina).

Manufacturing Segment

We manufacture, market and distribute a broad line of over 400 Mediterranean style chilled salads. The products are manufactured in our logistics center at the industrial zone in Barkan, Israel and are distributed across the country and to several clients abroad. Sales of manufacturing segment products accounted for approximately 22% of our sales in 2010. These products are sold in a variety of sizes and types of receptacles and are intended for use by the individual consumer as well as by the institutional consumer food markets.

We aim to broaden the variety of manufacturing products we distribute.

The principal products in the manufacturing segment product line are Chilled Salads: including hummus, tehina, avocado, eggplant, potato, carrot, tomato, egg, red beet, hot pepper, cabbage, olive, tuna, mushrooms, cherub, coleslaw and ikra salads.

Export Segment

On 2009 we shut down our export segment after selling our holdings in Baron and selling Gold Frost’s holdings in Kirkeby. The operating data of the export segment is presented as a discontinued operation in our financial statements.

Products

The products (import and manufacturing segment) that generated the largest sales volume for the year ended December 31, 2010 were chilled salads (22% of sales), dairy and dairy substitute products (19% of sales) and canned vegetables (16% of sales).

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

The allocation mentioned above does not include the product line "Other Products" in the Import segment, as it includes products that have no characteristic definition.

Most of the products that we import and market are approved as Kosher by, and/or under the supervision of, various supervisory institutions including the Chief Rabbinate of Israel, Badatz Edah HaChareidis, Chug Chatam Sofer, certain Jewish organizations administering Kashrut procedures and certifications (such as the Union of the Orthodox Jewish Congregation of America (referred to as OU), Badatz Igud Harabanim Manchester, OK, Circle K and Triangle K) and rabbis of local Jewish congregations abroad. See “Government Regulation”.

Our products are packaged by various manufacturers and suppliers abroad and labeled with Hebrew, English and, in certain cases, Arabic and Russian labels, in accordance with our instructions and requirements and in accordance with applicable law. See “Government Regulation”.

Suppliers

Import Segment

We are not a manufacturer in the import segment; we purchase final food products only. We purchase food products from over 150 suppliers, including suppliers located in Israel, the Far East (China, India, the Philippines and Thailand), Eastern Europe (Hungary, Poland, Latvia and Bulgaria), South America (Argentina, Ecuador and Costa Rica), the United States Canada and in Western, Northern and Southern Europe (Sweden, Denmark, Greece, The Netherlands, Italy, Portugal, Spain, Belgium, Germany, France, Turkey and Cyprus).

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

We do not generally enter into written agency or other agreements with our suppliers. However, we have written agreements with 18 foreign suppliers from the import segment that confirms our exclusive appointment as the sole agent and/or distributor of such suppliers, either with respect to a specific product or with respect to a line of products, within the State of Israel. These exclusivity rights have generally been granted for periods of 12 – 24 months and are automatically extendable unless terminated by either party upon prior notice, and in certain cases are conditioned upon our compliance with certain minimum purchase requirements. The suppliers from which we received such letters of confirmation accounted for 31% and 28% of our purchases in 2010 and in 2009, respectively. In a few instances we did not fulfill our commitment to the minimum purchase requirements, but since the commencement of our activities, no supplier has terminated its agreement with us due to our failure to comply with the minimum purchase requirements. Our purchases are not motivated by a desire to meet minimum purchase requirements, and the considerations in purchasing products from these suppliers are identical to those for purchasing from other suppliers.

                We do not have any supplier who accounts for more than 10% of the total purchases in the years 2010 and 2009.

The average volume of our credit balance with our suppliers amounted in 2010 to NIS 38.6 million (US$10.9 million) consisting of 56 days of suppliers credit on average, in 2009 to NIS 47.3 million (US$13.3 million) consisting of 79 days of suppliers credit on average and in 2008 to NIS 48.6 million (US$ 13.7 million) consisting of 62 days of suppliers credit on average.

Customers

The Company's products (import and manufacturing segments) are marketed and sold to over 1,500 customers throughout Israel and outside of Israel.

The Company's customers generally fall within one of the following two groups:

•	large retail supermarket chains in the organized market, and

•	private supermarket chains, mini-markets, wholesalers, manufactures, institutional customers and the customers in the Palestinian Authority referred herein as the "private sector".

The first major group includes the largest Israeli supermarket chains in the organized market in Israel, including: (i) Shufersal Ltd. (including the chains: Shufersal Deal, Shufersal Big, Shufersal Sheli, Shufersal, Yesh and Katif); (ii) Mega Retail Ltd. (which also includes Mega, MegaBool, Mega in the City and Shefa Shuk); and (iii) Co-Op Israel (which also includes Co-Op Jerusalem, Mister Zol, Pashut Zol and M.M.N). The Company contracts with the supermarket chains in the organized market through the buyers in the head office of the supermarket chain, and then the Company receives orders from the logistic center or directly from their stores. Merchandise is then delivered directly to each branch or to the supermarket’s chain distribution center.

The second major group includes private supermarket chains, mini-markets, wholesalers, food manufacturers, institutional consumers, such as catering halls, hotels, hospitals and food service companies and food producers, and customers in the Palestinian Authority.

The Company's sales, by customer group, for the years ended December 31, 2010 and 2009 are as follows:

	Percentage of Total Sales Year Ended December 31
Customer Groups	2010	2009
Supermarket Chains in the organized market	25%	28%
Private Supermarket Chains, mini-markets, wholesalers, manufacturers, institutional consumers and the customers in the Palestinian Authority	75%	72%
	100%	100%

The Company's largest customer (a supermarket chain in the organized market) accounted for 11% and 19% of the Company's sales in 2010 and 2009, respectively.

The loss of this major customer would have a material adverse effect on the Company’s financial condition and results of operations. The Company is seeking to expand its operations in other areas so as to reduce its dependence on any single significant customer.

We agreed to pay the large supermarket retail chains in the organized market incentives calculated as a fixed percentage of the annual sales to such customer. Other incentives include penetration discounts for sales of our new products, selves stocking, limited discounts for opening of new branches that sell our products and payments for participation in our product advertisements. The above mentioned incentives vary among customers and are usually awarded as part of a written annual framework agreement.

These incentives typically range from 5% to 9% of our annual sales to such customers and are generally paid at the beginning of each year with respect to the previous year’s sales.  These arrangements also generally include specific exclusions, such as direct or joint importing of products that are not considered for purposes of such incentives. Certain of these commitments are not evidenced in written agreements. For the years ended December 31, 2010, 2009 and 2008, we paid and/or are obligated to pay approximately NIS 3,728 thousand (USD 1,050 thousand), NIS 3,970 thousand (USD 1,052 thousand) NIS 4,686 thousand (USD 1,241 thousand), respectively, with respect of such incentives.

Our engagement with private sector customers is not subject to any exclusivity provisions or framework agreement, and they have no specific term. Prior to any engagement with a potential private sector customer, we examine the financial stability of such potential customer and determine the extent of the credit and period for which credit would be granted.  Most of the private sector customers are required to deposit securities as collateral (personal and/or bank guarantees as well as post-dated checks). Some of the customers of this sector (mainly private supermarket chains and wholesalers) are also awarded incentives based on the increase in volume of sales to such customers in excess of a certain agreed amount, or incentives calculated as a fixed percentage of the annual sales to such customer. The extent of such incentives varies between 0.5%-9% of the increase in volume of sales to such customers in excess of a certain agreed amount or of the annual sales turnover of each relevant customer (depending on the agreement with each customer).

The average aggregate debit balance of the Company's customers with the Company amounted in 2010 to NIS 87.9 million (USD 24.8 million) and the average time period within which our accounts receivable were paid was 90 days, in 2009 to NIS 74.8 million (USD 21.1 million) and the average time period within which our accounts receivable were paid was 91 days and in 2008 to NIS 83.3 million (USD 23.5 million) and the average time period within which our accounts receivable were paid was 81 days.

In the event that a client does not respect its financial commitments, the Company may elect to foreclose on the collateral or the promissory note given by customers in the private sector.  In 2008-2010, no significant use of this means was implemented. The Company strives to minimize its credit risks by constantly reviewing the credit it extends to customers versus the security it receives. As a result, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so.

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

The Company submitted a claim of debt with the receivers with respect to Club Market's debt to the Company, amounting to NIS 6.5 million (USD 1.8 million), including VAT (NIS 5.5 million net of VAT (USD 1.5 million), as of July 13, 2005. As of the date of this Annual Report, the Company has received approximately NIS 2.6 million (USD 0.73 million).   In view of this claim and the ratification of the creditors' arrangement by the court on December 12, 2005, the Company is expected to receive a proportional share of its claim of debt. The Club Market receivers established the rate of payment to be approximately 51% of the total debts.  The receivers have approved the Company's claim of debt in the amount of NIS 5.6 million (USD 1.58 million), including the NIS 2.6 million (USD 0.73 million) already received by the Company.  There is no assurance as to the portion of the debt owed by Club Market that will actually be paid to the Company.

The Company's bad debt expenses for the years ended December 31, 2010, 2009 and 2008 amounted to NIS 433 thousand (USD 122 thousand), NIS 456 thousand (USD 128 thousand), and NIS 702 thousand (USD 198 thousand), respectively.

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

In the import segment, the Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 45 days. Occasionally, the Company may take advantage of low priced merchandise and purchase larger amounts than usual of a product with long shelf life. In those cases, the inventory quantities may be even higher than 70 days. Products ordered by customers in full container loads are generally forwarded directly to the customers’ facilities without being stored in the Company’s facilities. In the manufacturing segment, the Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 20 days. The Company does not regularly maintain a significant backlog of orders from customers; orders received by customers are generally filled within one week.  The Company’s inventory as of December 31, 2010 amounted to NIS 37.6 million (USD 10.6 million) compared with NIS 44.8 million (USD 12.6 million) as of December 31, 2009.

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

Seasonality

Each year as the Passover and Rosh Hashana festivals approach, the Company usually increases its inventories in order to provide a fast response to the market's demand.  Usually there is an increase in the Company’s sales prior to the Rosh Hashanah holiday (celebrated in September-October) and the Pesach (Passover) holiday (celebrated in March-April). The Company's subsidiary Shamir, increases its sales significantly in the week prior to Israel's Independence Day. Despite the impact of the holiday season on the Company’s activities, the Company’s quarterly sales are not materially affected as a result of these holiday seasons.

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

The Company also markets, breakfast cereals under the trademark "Bubles," which was registered in Israel in December 2006, markets snacks under the trademark "Krisponim," which was registered in Israel in January 2007, markets edamame soybeans under the trademark "Manchow," which was registered in Israel in June 2007, and markets the trademark "Habulgaria," which was registered in Israel in February 2009.

The Company also markets sardines under the trademark "Selective", which was registered in Israel in February 2009 for different uses in the food industry.

The Company also markets pasta and sauces under the trademark "Donna Rozza," which was registered in Israel in August 2005 for different uses in the food industry.  Other products marketed by the Company under their original brand name are “Completa”, "Raskas", " Danesita ", "Nobeleza Gaucha", "Hazer Baba", "Sera", "Daawat", "Zanetti", "Ferro", "Hahne", "Arla" and "Lurpak". The Company imports several products for the Shufersal chain under the brand name “Shufersal”. The Company also imports several products for the Co-Op Israel chain under the brand name “Kochav Habait”, and for Mega retail chain under the brand "Mega".

There can be no assurances as to the degree of protection registration of the Company’s trademarks will afford.

The Company also owns five trademarks which are not currently used.

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

Most of the products which the Company imports and markets in the import segment are approved as Kosher by and/or under the supervision of various supervisory institutions including, the Chief Rabbinate of Israel, Chug Chatam Sofer, Badatz Ha'eda HaChareidit, certain Jewish organizations administering Kashrut procedures and certifications (such as the Union of the Orthodox Jewish Congregation of America (OU), Badatz Igud Harabanim Manchester, OK, Circle K, Triangle K, etc.) and rabbis of local Jewish congregations abroad. Such procedures include, in certain cases, personal supervision by a Kashrut supervisor sent by such institutions to the manufacturing facilities from which the Company purchases products, who is present at the plant during the processing of the product. Under Israeli law, the Company is required to ascertain that the kosher foodstuffs which it offers for sale bear kosher certification approved by certain authorities, such as the Chief Rabbinate of Israel, and also bear the name of the individual authorized to certify such product.  Not all products marketed by the Company have been so certified, although they do bear certain kosher certification from other certification bodies. The expenses for obtaining the Kashrut approval are relatively low.

Most of the products which the Company manufactures are approved as Kosher by and/or under the supervision of Badaz Ha'eda Hacharedit (except for "Kosher to Passover" products) and the Chief Rabbinate of Israel.

C.	ORGANIZATIONAL STRUCTURE

The Company’s principal shareholder, Willi Food, as of June 24, 2011, held approximately 52.84% of the Company’s outstanding share capital. The primary assets of Willi Food are the Company’s ordinary shares. Willi Food was established on November 27, 1992 and its securities have been traded on the Tel Aviv Stock Exchange since January 1993.

The Company, as of June 24, 2011, had three active subsidiaries:

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

On February 5, 2009 the Company launched a tender offer (as extended on March 5, 2009) to purchase from the holders of shares and/or depositary interests of Gold Frost all of the issued and outstanding share capital of Gold Frost which were not already held by the Company for a price of 5 pence per share or per depositary interest in cash.  The proposed tender offer was not successful.

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

The Company's principal executive offices are situated at a logistic center in the northern industrial zone of Yavne, at 4 Nahal Harif St., Israel, 35 km south of Tel-Aviv. The Company purchased the land on which its current logistic center is located from Titanic Food Ltd. ("Titanic”), a private Israeli company controlled by Messrs. Joseph Williger, the Company's Chief Executive Officer and a director, and Zwi Williger, the Company's Chief Operating Officer and Chairman of the Board, at the same price that it was purchased by Titanic, in August 2005. The logistic center is 8,600 square meters (approximately 77,400 square feet) and is located on a plot of 19,000 square meters (approximately 171,000 square feet). The current logistic center replaced the Company’s previous logistic center, located nearby, which the Company leased from Titanic. The new logistic center was financed mainly by the funds that were raised in the private placement in October 2006. From the transition to its current logistic center, until the end of 2010, the Company's usage of storage services in free warehouses has been insignificant.

Before the transition to the current logistic center, the Company also utilized free warehouses services, mainly in the area of the Ashdod seaport. The Company was charged only for storage per container (i.e., there is no charge for rental while the Company does not use the free warehouse services). The Company's expenses for usage of free warehouses services in the years 2010 and 2009 – NIS 805 thousand (USD 227 thousand) for the year ended December 31, 2010 and NIS 133 thousand (USD 35 thousand) for the year ended December 31, 2009. The expenses of these services for the year ended December 31, 2008 were NIS 225 thousand (USD 60 thousand).

As of December 31, 2010, the Company owned 9 refrigeration trucks (each with a capacity of 6.5 to 12 tons), eight regular trucks (each with a capacity of 15 to 27 tons) and ten combined trucks (each with capacity of 7.5 to 18 tons).  Pursuant to the Transfer Agreement with Gold Frost, ten trucks and one private car were sold as of January 1, 2006 from the Company to Gold Frost. The above mentioned transfer was implemented in order to allow Gold Frost to market its products on its own accord.

Since January 22, 2008, the Company has been operating the Yavne facility under a municipal business license as required under Israeli applicable law. The license has been granted permanently.

The total investment in the new logistics center (including the land which the Company purchased from Titanic) until December 31, 2010 amounted to NIS 42,426 thousand (USD 11,954 thousand).

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

          The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and the related Notes thereto submitted in this Annual Report. The Company's financial statements as of December 31, 2010 and for the year then ended have been prepared in accordance with IFRS and interpretations issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles or U.S. GAAP. In accordance with the instructions of the Israeli Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS)”, which was published in July 2006, we adopted IFRS as issued by the IASB, with effect from January 1, 2008, based upon the guidance in IFRS 1, "First-time adoption of IFRSs", and have prepared our financial statements according to IFRS. Following our adoption of IFRS, as issued by the IASB, we are no longer required to reconcile our financial statements prepared in accordance with IFRS to U.S. GAAP.

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

Since mid 2009, the Israeli market began to recover from the global economic recession that took place at the end of 2008 and in the beginning of 2009. Since then, there have been signs of improvement in some economic indicators (for example – raw commodity, consumption per person, commodity per person). The Company believes that it has successfully coped with the recession and the changes in the economic environment that affected the Company's local market as well as its customers. The Company also believes that the measures that it took - (including expanding our product lineup, introducing new products, and increased sales of higher margin products and adjusting the sale prices of the Company's products to consumers in accordance with product prices of the Company's suppliers), are positioning the Company for future growth. The Company remains focused on maximizing long-term profitability and the Company believes that it will continue to benefit from a multi-channel approach and broad kosher product base that addresses a trend toward more health-conscious food choices. The Company will continue to focus on controlling expenses and production costs to keep its prices competitive.

The U.S. remains a strategic region of interest for the Company. The Company's strategy is to leverage its global supplier relationships and expertise in product development and to capitalize on the growing demand for innovative kosher products for both kosher and health minded consumers in the U.S. The Company believes that the health benefits of eliminating animal fats in the ‘kosherizing’ process in its dairy products makes its products attractive to consumers looking for better tasting, low-cholesterol and low-fat alternatives.

For convenience purposes, the financial data for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 has been translated into U.S. Dollars using the representative exchange rate. This rate as of December 31, 2010 was NIS 3.549 = USD 1.00.

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

3.
Useful lives of property, plant and equipment - the management of the Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period in order to determine the amount of depreciation expense to be recorded. The useful life of an asset is estimated at the time the asset is acquired based on historical experience, the expected usage, wear and tear of the asset. Changes in industry conditions may cause the estimated period of use or the value of these assets to change. We perform periodic reviews to confirm the appropriateness of estimated economic useful lives for each class of fixed assets. These factors could cause management to conclude that impairment indicators exist and require that impairment tests be performed, which could result in management determining that the value of long-lived assets is impaired, resulting in a write-down of the long-lived assets. For the two years ended December 31, 2010, no changes in assets useful lives were recorded.

4.
Impairment of goodwill - Goodwill is not amortized, but is evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of the goodwill may be impaired. This evaluation requires management to make judgments relating to future cash flows, growth rates, and economic and market conditions. These evaluations are based on determining the fair value of a cash generating unit using a valuation method discounted cash flow or a relative. During 2009 and 2010 management of the Company assessed the recoverability of goodwill and determined that there was no need of impairment in goodwill associated with any of the Company's cash-generating units. During 2008 and 2007, management of the Company assessed the recoverability of goodwill and determined that goodwill associated with the Company's overseas marketing of refrigerated products activity (Kirkeby) and with the Company's export activity (WF) was not recoverable and was written off in the amount of NIS 1,067 thousands (USD 283 thousands) and NIS 3,054 thousands (USD 809 thousands), respectively. The primary factor leading to the decisions that goodwill was not recoverable in both subsidiaries was the substantial adverse difference between management's expectations regarding results of operation as predicted at the purchase deliberations and the actual amounts. The operations of both entities were eventually discontinued as part of the discontinuation of the export segment.

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
As part of Improvements to IFRSs (2009) issued in April 2009, the International Accounting Standards Board amended the requirements of IAS 17 Leases regarding the classification of leases of land. Prior to amendment, IAS 17 generally required leases of land with an indefinite useful life to be classified as operating leases. This was inconsistent with the general principles of the Standard, and the relevant guidance has been removed due to concerns that it could lead to accounting that did not reflect the substance of arrangements. Following the amendments, leases of land are classified as either ‘finance’ or ‘operating’ in accordance with the general principles of IAS 17. These amendments are effective for annual periods beginning on or after 1 January 2010, and they are to be applied retrospectively to unexpired leases at 1 January 2010 if the necessary information was available at the inception of the lease. Otherwise, the revised Standard will be applied based on the facts and circumstances existing on 1 January 2010 (i.e. the date of adoption of the amendments). The Company entered into a long term lease agreement with the ILA with respect to a parcel of land which its facilities were constructed. The lease payments were paid in advance. The prepaid lease payments which were recognized in the balance sheet as "Prepaid Expenses" was classified to "Fixed Assets".

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

 (2) Standards and Interpretations adopted with no effect on financial statements

•	IAS 27 (Revised) "Consolidated and Separate Financial Statements"
The amendment provides, among other, that it is possible to designate changes in cash flows resulting from exposure to inflationary risks as specified items. In addition, the amendment states that the internal value, unlike the time value of purchased options, eligible to serve as a hedging instrument of a one party risk arising from a transaction anticipated. The standard is effective for annual periods beginning on or after January 1 2010.

•	IFRS 8 Operating Segments
In the framework of the Improvements to IFRSs project from 2009, IFRS 8, with respect to Operating Segments, was amended. According to the Amendment, disclosure of a measure of segment assets is required only if that measure is regularly reported to the chief operating decision maker. The standard is effective for annual periods beginning on or after January 1 2010.

•	Amendments to IAS 7 Statement of Cash Flows (adopted in advance of effective date of 1 January 2010)
The amendments specify that only expenditures that result in a recognised asset in the statement of financial position can be classified as investing activities in the statement of cash flows. At this stage, the management of the Company cannot estimate the influence of the implementation of the standard on the financial statements of the Company. The standard is effective for annual periods beginning on or after January 1 2010.

•	Amendment to IAS 36 "Impairment of Assets"
The amendment states that in the allocation of goodwill to cash-generating units or groups of cash-generating units for impairment examination, each unit or group of units will not be a segment of activity, before grouping segments with similar economic characteristics to one sector. The standard is effective for annual periods beginning on or after January 1 2010.

•	Amendments to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items
The amendments provide clarification on two aspects of hedge accounting: identifying inflation as a hedged risk or portion, and hedging with options. The standard is effective for annual periods beginning on or after January 1 2010.

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

•	IFRS 9 Financial Instruments
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

In addition, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. Moreover, investments in equity instruments are measured at fair value and gains and losses on re-measurement are recognized in the statement of income. However, for an investment in an equity instrument that is not held for trading, the Standard allows an entity to elect to present all fair value changes from the investment in other comprehensive income (except for dividends). No amount recognized in other comprehensive income is ever reclassified to the statement of income. The Standard does not apply to financial liabilities.

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

At this stage, the management of the Company cannot estimate the influence of the    implementation of the standard on the financial statements of the Company.

•	Amendments to IAS 1 Presentation of Financial Statements (as part of Improvements to IFRSs issued in 2010)
The amendments to IAS 1 clarify that an entity may choose to present the required analysis of items of other comprehensive income either in the statement of changes in equity or in the notes to the financial statements. The Company has applied the amendments in advance of their effective date (annual periods beginning on or after 1 January 2011). The amendments have been applied retrospectively.

•	Improving Disclosures about Financial Instruments (Amendments to IFRS 7 Financial Instruments: Disclosures)
The amendments to IFRS 7 expand the disclosures required in respect of fair value measurements and liquidity risk. The Company has elected not to provide comparative information for these expanded disclosures in the current year in accordance with the transitional reliefs offered in these amendments.

A.	RESULTS OF OPERATIONS

The following table sets forth for the periods indicated, the correlation (in percentages) between items from the Company’s statements of operations to its total sales for such periods:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Revenues	100%	100%	100%
Cost of Sales	71.07%	72.36%	79.17%
Gross Profit	28.93%	27.64%	20.84%
Selling Expenses	12.93%	11.73%	11.00%
General and Administrative Expenses	6.38%	6.74%	5.83%
Other (Income) expense	(0.01)%	(1.76)%	0.64%
Operating profit	9.64%	10.93%	3.36%
Financial Income (expenses), Net	1.22%	0.48%	(1.67)%
Profit before taxes on income	10.85%	11.42%	1.69%
Taxes on income	2.44%	1.66%	0.39%
Profit from continuing operations	8.42%	9.75%	1.30%
Profit (loss) from discontinued operations	0.24%	0.64%	(1.21)%
Profit for the year	8.66%	10.39%	0.09%
Attributable to:
Owners of the Company	8.09%	10.03%	(0.27)%
Non-controlling interest	0.57%	0.36%	0.36%
Net Income	8.66%	10.39%	0.09%

Year Ended December 31, 2010 Compared With Year Ended December 31, 2009

Revenues.  Revenues for the year ended December 31, 2010 increased by approximately NIS 44,898 thousand (USD 12,651 thousand), or 14.8%, to approximately NIS 348,358 thousand (USD 98,156 thousand) from NIS 303,460 thousand (USD 85,506 thousand) for the year ended December 31, 2009.

The growth in revenues in the year 2010 was primarily due to the introduction of new products and the impact of a national media campaign that increased awareness of the Willi-Food brand throughout Israel combined with  additional promotional activities.

Cost of Sales.  Cost of sales for the year ended December 31, 2010 increased to approximately NIS 247,572 thousand (USD 69,758 thousand), or 71.07% of revenues, from approximately NIS 219,569 thousand (USD 61,868 thousand), or 72.36% of revenues, for the year ended December 31, 2009.

Throughout 2010, the Company introduced a large number of great-tasting, higher profit margin food products, which it had developed together with its suppliers, that boost sales while helped reducing the cost of sales margins.

The Company is mitigating the effects of worldwide inflation in agricultural commodities and dairy products by working closely with suppliers to anticipate adverse price trends, building inventory accordingly and raising prices to its customers.

Gross Profit.  Gross profit for the year ended December 31, 2010 increased to NIS 100,786 thousand (USD 28,398 thousand), or 28.93% of revenues, compared to a gross profit of approximately NIS 83,891 thousand (USD 23,638 thousand), or 27.64% of revenues, in the year ended December 31, 2009.

Selling Expenses.  Selling expenses for the year ended December 31, 2010 increased to approximately NIS 45,048 thousand (USD 12,693 thousand), or 12.93%of revenues, from approximately NIS 35,598 thousand (USD 10,030 thousand), or 11.73% of revenues, for the year ended December 31, 2009.

The increase in selling expenses was primarily due to increase in advertising and promotion expenses of NIS 3,333 thousand (USD 939 thousand) from NIS 7,253 thousand (USD 2,044 thousands) in 2010 as compared to NIS 3,920 thousands (USD 1,105 thousands) in 2009, increase in transportation to customers expenses of NIS 2,054 (USD 579 thousand) from NIS 11,399 thousand (USD 3,212 thousands) in 2010 as compared to NIS 9,345thousands (USD 2,633 thousands) in 2009 and salaries of NIS 1,230 thousand (USD 347 thousand) from NIS 14,179 thousand (USD 3,995 thousands) in 2010 as compared to NIS 12,949 thousands (USD 3,649 thousands) in 2009.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2010 increased to approximately NIS 22,217 thousand (USD 6,260 thousand), or 6.37% of revenues, from approximately NIS 20,451 thousand (USD 5,762 thousand), or 6.74% of revenues, for the year ended December 31, 2009. This increase of general and administrative expenses was attributed to increase in salaries and professional fees expenses of NIS 1,843 thousand (USD 519 thousand) NIS 14,426 thousand (USD 4,065 thousands) in 2010 as compared to NIS 12,583 thousands (USD 3,546 thousands) in 2009.

Other Expense (Income). Other income for the year ended December 31, 2010 amounted to NIS 47 thousand (USD 13 thousand), compared to other income of NIS 5,330 thousand (USD 1,502 thousand) for the year ended December 31, 2009. Other income for the year ended December 31, 2009 was mainly due to a capital gain on the purchase of additional shares in Gold frost in the amount of NIS 5,245 thousands (USD 1,478 thousands)

Operating Income. Operating income for the year ended December 31, 2010 increased by approximately NIS 396 thousand (USD 111 thousand), or by 1.19%, to approximately NIS 33,568 thousand (USD 9,458 thousand), or 9.64% of revenues, from approximately NIS 33,172 thousand (USD 9,347 thousand), or 10.93% of revenues, for the year ended December 31, 2009.

Financing Income (Expenses), Net. Financing income, net, for the year ended December 31, 2010 was approximately NIS 4,242 thousand (USD 1,194 thousand) compared to financing expenses, net, for the year ended December 31, 2009 of approximately NIS 1,471 thousand (USD 414 thousand). The financing income for the year ended December 31, 2010 primarily included gains from marketable securities of NIS 3,300 thousand (USD 930 thousand), compared to gains from marketable securities of NIS 2,652 thousand (USD 747 thousand) in the year ended December 31, 2009, and foreign currency differences of NIS 98 thousand (USD 28 thousand) in the year ended December 31, 2010, compared to NIS 884 thousand (USD 249 thousand) in the year ended December 31, 2009. The financing expenses for the year ended December 31, 2010 primarily included bank fees of NIS 698 thousand (USD 197 thousand), compared to NIS 564 thousand (USD 159 thousand) in the year ended December 31, 2009.

Profit before taxes on income. Profit before taxes on income for the year ended December 31, 2010 increased by approximately NIS 3,167 thousand (USD 892 thousand), or by 9.14%, to approximately NIS 37,810 thousand (USD 10,654 thousand) from NIS 34,643 thousand (USD 9,761 thousand) for the year ended December 31, 2009.

Taxes on Income. Taxes on income for the year ended December 31, 2010 increased to approximately NIS 8,483 thousand (USD 2,390 thousand) from approximately NIS 5,043 thousand (USD 1,421 thousand) in the year ended December 31, 2009. The increase in taxes on income in 2010 compared to 2009 was attributable to the increase in income before taxes.

Profit from continuing operations. Profit from continuing operations for the year ended December 31, 2010 decreased by approximately NIS 273 thousand (USD 77 thousand), or 1%, to approximately NIS 29,327 thousand (USD 8,263 thousand), or 8.42% of revenues, from approximately NIS 29,600 thousand (USD 8,340 thousand), equal to 9.75% of revenues, for the year ended December 31, 2009.

Profit (loss) from discontinued operations. Profit from discontinued operations for the year ended December 31, 2010 was approximately NIS 830 thousand (USD 234 thousand), compared to profit from discontinued operations of NIS 1,928 thousand (USD 543 thousand) for the year ended December 31, 2009. The profit from discontinued operations for the years ended December 31, 2010 and 2009 included the Company's export segment comprised of Baron, the Danish company and WF (Laish).

Profit for the year. Profit for the year ended December 31, 2010 decreased by approximately NIS 1,371 thousand (USD 386 thousand), to approximately NIS 30,157 thousand (USD 8,497 thousand), or 8.66% of revenues, from approximately NIS 31,528 thousand (USD 8,884 thousand), equal to 10.39% of revenues, for the year ended December 31, 2009.

Year Ended December 31, 2009 Compared With Year Ended December 31, 2008

Revenues. Revenues for the year ended December 31, 2009 increased by approximately NIS 14,392 thousand (USD 4,055 thousand), or 4.98%, to approximately NIS 303,460 thousand (USD 85,506 thousand) from NIS 289,068 thousand (USD 81,451 thousand) for the year ended December 31, 2008. This increase in revenues resulted mainly from intensive selling and marketing activity and from the launching of new products, especially in the import segment.

Cost of Sales.  Cost of sales for the year ended December 31, 2009 decreased to approximately NIS 219,569 thousand (USD 61,868 thousand), or 72.36% of revenues, from approximately NIS 228,839 thousand (USD 64,480 thousand), or 79.17% of revenues, for the year ended December 31, 2008.  The decrease in cost of sales was primarily due to the strong New Israeli Shekel (NIS) compared to the US dollar.

Gross Profit.  Gross profit for the year ended December 31, 2009 increased to NIS 83,891 thousand (USD 23,638 thousand), or 27.64% of revenues, as compared to a gross profit of approximately NIS 60,229 thousand (USD 16,971 thousand), or 20.83% of revenues, in the year ended December 31, 2008.  The increase in the gross profit margin was primarily due to increased revenues of higher margin products in 2009, the launch of new higher-margin products and the strong New Israeli Shekel (NIS) compared to the US dollar.

Selling Expenses.  Selling expenses for the year ended December 31, 2009 increased to approximately NIS 35,598 thousand (USD 10,030 thousand), or 11.73% of revenues, from approximately NIS 31,800 thousand (USD 8,960 thousand), or 11.00% of revenues, for the year ended December 31, 2008. The increase in selling expenses was primarily due to an increase in advertising and promotion expenses NIS 3,920 thousands (USD 1,105 thousands) in 2009 as compared to NIS 2,195 thousands (USD 618 thousands) in 2008 and due to an increase in maintenance and rent expenses (NIS 4,801 thousands (USD 1,353 thousands) in 2009 as compared to NIS 3,700 thousands (USD 1,043 thousands) in 2008.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2009 increased to approximately NIS 20,451 thousand (USD 5,762 thousand), or 6.74% of revenues, from approximately NIS 16,863 thousand (USD 4,751 thousand), or 5.83% of revenues, for the year ended December 31, 2008. This increase of general and administrative expenses was attributed to the payment of a management bonus that was linked to our financial results – an expense of NIS 4,078 thousands (USD 1,149 thousands) in 2009, compared to NIS 75 thousands (USD 219 thousands) that was recorded in 2008.

Other Expense (Income). Other income for the year ended December 31, 2009 amounted to NIS 5,330 thousand (USD 1,502 thousand), compared to other expense of NIS 1,846 thousand (USD 520 thousand) for the year ended December 31, 2008.  Other income for the year ended December 31, 2009 was mainly due to a capital gain on the purchase of additional shares in Gold frost in the amount of NIS 5,245 thousands (USD 1,478 thousands). Other expense for the year ended December 31, 2008 was primarily due to a final arbitration award entered against the Company for damages in the amount of NIS 1,981 thousand (USD 558 thousand) in connection with a dispute with the Vitarroz Corp.

Operating Income. Operating income for the year ended December 31, 2009 increased by approximately NIS 23,452 thousand (USD 6,608 thousand), or by 241.28%, to approximately NIS 33,172 thousand (USD 9,347 thousand), or 10.93% of revenues, from approximately NIS 9,720 thousand (USD 2,739 thousand), or 3.36% of revenues, for the year ended December 31, 2008.

Financing Income (Expenses), Net. Financing income, net, for the year ended December 31, 2009 was approximately NIS 1,471 thousand (USD 414 thousand) compared to financing expenses, net, for the year ended December 31, 2008 of approximately NIS 4,840 thousand (USD 1,364 thousand). The financing income for the year ended December 31, 2009 primarily included gains from marketable securities of NIS 2,652 thousand (USD 747 thousand), compared to losses from marketable securities of NIS 4,836 thousand (USD 1,363 thousand) in the year ended December 31, 2008, and foreign currency differences of NIS 884 thousand (USD 249 thousand) in the year ended December 31, 2009, compared to NIS 1,602 thousand (USD 451 thousand) in the year ended December 31, 2008. The financing expenses for the year ended December 31, 2009 primarily included bank fees of NIS 564 thousand (USD 159 thousand), compared to NIS 584 thousand (USD 165 thousand) in the year ended December 31, 2008.

Profit before taxes on income. Profit before taxes on income for the year ended December 31, 2009 increased by approximately NIS 29,763 thousand (USD 8,386 thousand), or by 609.90%, to approximately NIS 34,643 thousand (USD 9,761 thousand) from NIS 4,880 thousand (USD 1,375 thousand) for the year ended December 31, 2008.

Taxes on Income. Taxes on income for the year ended December 31, 2009 increased to approximately NIS 5,043 thousand (USD 1,421 thousand) from approximately NIS 1,117 thousand (USD 315 thousand) in the year ended December 31, 2008. The increase in taxes on income in 2009 compared to 2008 was attributable to the increase in income before taxes.

Profit from continuing operations. Profit from continuing operations for the year ended December 31, 2009 increased by approximately NIS 25,837 thousand (USD 7,280 thousand), or 686.61%, to approximately NIS 29,600 thousand (USD 8,340 thousand), or 9.75% of revenues, from approximately NIS 3,763 thousand (USD 1,060 thousand), equal to 1.30% of revenues, for the year ended December 31, 2008.

Profit (loss) from discontinued operations. Profit from discontinued operations for the year ended December 31, 2009 was approximately NIS 1,928 thousand (USD 543 thousand), compared to a loss from discontinued operations of NIS 3,496 thousand (USD 985 thousand) for the year ended December 31, 2008. The profit (loss) from discontinued operations for the years ended December 31, 2009 and 2008 included the Company's export segment comprised of Baron, the Danish company and WF (Laish).

Profit for the year. Profit for the year ended December 31, 2009 increased by approximately NIS 31,261 thousand (USD 8,808 thousand), to approximately NIS 31,528 thousand (USD 8,884 thousand), or 10.39% of revenues, from approximately NIS 267 thousand (USD 75 thousand), equal to 0.09% of revenues, for the year ended December 31, 2008.

B.	LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations are funded mainly through equity and cash flows from operating activities. The Company’s bank indebtedness is secured by certain liens on its share capital, goodwill and certain other assets, In general the Company and its subsidiaries do not utilize bank indebtedness, apart from Shamir.

For the year ended December 31, 2010, cash and cash equivalents increased from approximately NIS 87.1 million (USD 24.5 million) as of December 31, 2009 to approximately NIS 113.6 million (USD 32.0 million) as of December 31, 2010.

 During the year ended December 31, 2010, marketable securities increased to NIS 67.9 million (USD 19.1 million) from NIS 11.4 million (USD 3.2 million) as of December 31, 2009.

Cash flow from operating activities

For the year ended December 31, 2010, the Company generated a positive cash flow from continuing operating activities of approximately NIS 20.4 million (USD 5.8 million), compared to positive cash flow from continuing operating activities of approximately NIS 14.8 million (USD 3.9 million)  in the year ended December 31, 2009, primarily as a result of a decrease in trade and other payables' and other current liabilities of approximately NIS 12.4 million (USD 3.5 million) and of unrealized gain on marketable securities of approximately NIS 3.3 million (USD 0.9 million).

 For the year ended December 31, 2009, the Company generated a positive cash flow from continuing operating activities of approximately NIS 14.8 million (USD 4.2 million), compared to positive cash flow from continuing operating activities of approximately NIS 15.6 million (USD 4.4 million) in the year ended December 31, 2008, primarily as a result of an increase in current assets of approximately NIS 18.2 million (USD 5.1 million) and of unrealized gain on marketable securities of approximately NIS 2.7 million (USD 0.8 million).

For the year ended December 31, 2008, the Company generated a positive cash flow from continuing operating activities of approximately NIS 15.6 million (USD 4.4 million), compared to positive cash flow from continuing operating activities of approximately NIS 11.2 million (USD 3.2 million) in the year ended December 31, 2007, primarily as a result of an increase in trade and other payables, and other current liabilities of approximately NIS 11.0 million (USD 3.1 million) and of unrealized loss on marketable securities of approximately NIS 5.2 million (USD 1.5 million) which was offset by an increase in trade receivables and other receivables of approximately NIS 4.7 million (USD 1.3 million).

Cash flow from investing activities

During the year ended December 31, 2010, the Company utilized cash flow of NIS 59.8 million (USD 16.8 million) for continuing investing activities, compared to NIS 2.1 million (USD 0.6 million) in 2009, primarily for the purchase of marketable securities, net, in the total amount of NIS 53.2 million (USD 14.9 million).

During the year ended December 31, 2009, the Company utilized cash flow of NIS 2.1 million (USD 0.6 million) for continuing investing activities, compared to NIS 3.1 million (USD 0.9 million) in 2008, primarily for the purchase of additional shares of Gold Frost in the total amount of NIS 2.3 million (USD 0.6 million).

During the year ended December 31, 2008, the Company utilized cash flow of NIS 3.1 million (USD 0.9 million) for continuing investing activities, primarily for the purchase of the subsidiaries (Shamir and the Danish dairy distributor) and the purchase of additional shares of Gold Frost in the total amount of NIS 14.9 million (USD 42.0 million) and for additions to fixed assets of NIS 3.1 million (USD 0.9 million), which was offset by proceeds from realization of marketable securities, net, in the amount of NIS 16.7 million (USD 4.7 million).

Cash flow from financing activities

During the year ended December 31, 2010, the Company generated a positive cash flow from continuing financing activities of NIS 66.8 million (USD 18.8 million) mainly due to proceeds from a public offering.

During the year ended December 31, 2009, the Company utilized cash flow from continuing financing activities of NIS 4.6 million (USD 1.3 million) mainly due to short term bank borrowings.

Cash requirements

The Company’s cash requirements, net, during the years ended December 31, 2010 and 2009 were met primarily through its working capital. As of December 31, 2010, the Company had working capital of approximately NIS 249.0 million (USD 70.2 million) compared to working capital of NIS 148.4 million (USD 41.8 million) as of December 31, 2009. The Company believes that its working capital is sufficient for the Company's present requirements.

Trade receivables

The Company’s trade receivables balance as of December 31, 2010 was NIS 85.9 million (USD 24.2 million), compared to the trade receivables balance as of December 31, 2009 which was in the amount of NIS 77.8 million (USD 21.9 million). The average time period within which our accounts receivable were paid was 90 days in 2010, compared to 91 days in 2009.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The rate of inflation in Israel in recent years has been significantly reduced, compared to previous years. The rate of devaluation of the NIS against the U.S. Dollar, which was high until 2005, reversed course and the representative rate of the U.S. Dollar, was NIS 3.549 on December 31, 2010, compared to NIS 3.775 on December 31, 2009, NIS 3.802 on December 31, 2008, NIS 3.846 on December 31, 2007 and NIS 4.225 on December 31, 2006. As of June 24, 2011, the representative rate of the U.S. Dollar was NIS 3.445.

The annual rates of inflation in Israel during the years ended December 31, 2006, 2007, 2008, 2009, and 2010 were approximately (0.1%), 3.4%, 3.8%, 3.9% and 2.76% respectively, while during such periods the devaluation of the NIS against the U.S. Dollar was approximately (8.2%), (9.0%), (1.1%), (0.7%) and (5.8%), respectively. During each of the years ended December 31, 2006, 2007, 2008, 2009 and 2010, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. Dollar.

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

Guarantees and Pledges

Principally in connection with letters of credit issued to the Company, the Company has issued a debenture to each of Bank Leumi Le’Israel Ltd. and Bank Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. The Company has pledged all of its assets (including its outstanding share capital and goodwill of the Company) in favor of Bank Leumi Le’Israel Ltd., Bank Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company’s suppliers.  Bank Leumi Le’Israel Ltd., Bank Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. have agreed among them that the pledges subject to such debentures will rank pari passu. The outstanding amount of such letters of credit as of December 31, 2010 was approximately NIS 8,043 thousand (USD 2,266 thousand).

The Company also guarantees, without limitation as to amount and for an unlimited period of time, 51% of the obligations of its subsidiary, Shamir, to Bank Mizrahi Tefahot Ltd, Israel Discount Bank Ltd. and Ben-Leumi Le'Israel Ltd. As of December 31, 2010, Shamir obligations to those banks amounted to NIS 6,089 thousand (USD 1,716 thousand).

The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary, W.F.D., to Bank Mizrahi Tefahot Ltd. As of December 31, 2010, W.F.D. had no obligations to Bank Mizrahi Tefahot Ltd.

The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its subsidiary, Gold Frost, both to Bank Leumi Le’Israel Ltd. and to Bank Mizrahi Tefahot Ltd.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Not applicable.

D.	TREND INFORMATION

In recent years, there has been an increase in the number of small private supermarket stores that have opened in Israel, which has resulted in greater price competition in the stores and in our business. The increased price competition in the past resulted in an increase in our cost of sales as a percentage of total revenues.  In order to maintain our gross margin at its high levels, in the past we were able to change our product mix and introduce new products with higher margins to increase our gross profit.  In 2007, the global market experienced steep price increases in agricultural commodities and cost pressures due to weather-related problems, reduced milk production, cessation of EU dairy export subsidies at the same time that consumption and demand increased in growing emerging markets. These factors negatively impacted our near term revenues and gross margins. In 2008, and especially in the fourth quarter of 2008, the decrease in our gross margin continued due to the sharp decrease of the global purchase prices of food products, resulting in the sharp decrease in the selling prices of our products as well. Because our commitments to purchase food products were based on higher prices from our vendors, the immediate consequence was a decline in our gross margin in 2008, and a decline in 2009 first quarter gross margins. The decrease of global purchase prices of food products compounded with the strengthening of the U.S. dollar versus the NIS (a devaluation of more than 13% of the NIS in relation to the U.S. Dollar in the second half of 2008 and further devaluation of 10% in first quarter of 2009) and the general effects of the global economic recession, also led to a decline in our gross margin in 2008. Since the middle of 2009, the Israeli market has begun to recover from the global economic recession that took place in the end of 2008 and in the beginning of 2009. According to the Israeli Central Bureaue of Statistics, during 2010 there has been an increase in prices of basic products such as milk products, rice, wheat and corn. This increase in prices is explained by the increase in global demand for food and the transformation of allocation of agricultural land to production of energy substitutes instead of food. There are signs of improvement in some economic indicators (for example – raw commodity, consumption per person, commodity per person). The changes in the economic environment which affected our local market, as well as our customers, the strengthening of the New Israeli Shekel (NIS) compared to the US dollar, and the measures we took to recover from the recession (including expanding our product lineup, introducing new products, and increased sales of higher margin products) led to an increase in our revenues and our gross margins. Revenues in 2010 of 348,358 (USD 98,156) compared to NIS 303,460 thousands (USD 85,506) in 2009, and NIS 289,068 thousands (USD 81,450 thousands) in 2008 and a gross margin of 28.93% in 2010 compared to 27.64% in 2009, and 20.83% in 2008.

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

In the U.S., despite the declining Jewish population (due to intermarriage and lower birth rates), a published report from August 2010 ("United States Kosher Food Market Brief" – Agri-Food Trade Service) concluded that global demand for kosher products is growing because of demand for kosher products is not limited to just the Jewish population. As the U.S. kosher market grows and becomes increasingly popular, a greater number of retail outlets have directed their attention towards buying kosher foods. Kosher foods, are among the fastest growing current trends in food processing. The majority of today's kosher consumers are classified within the following categories: 1) non-Jewish religiously-observant consumers such as Muslims and 7th Day Adventists; 2) Consumers with specific dietary restrictions and preferences, and; 3) Health and safety-conscious consumers, accounting for more than 75% of non-Jewish kosher-seeking consumers. Despite their unique characteristics kosher-food customers are marked by two key factors: 1) higher than average spending power and 2) a willingness to spend more for products that they deem superior in quality and intrinsic value. We believe that an increasing number of mainstream consumers are becoming concerned about the integrity of the food they eat for ethical or health reasons and this will provide growth opportunity for the kosher market. In addition to the increase in health-conscious consumers, we believe that other ethnic and religious groups contribute to the increase in the kosher food market since the dietary restrictions for certain other religious groups are met by kosher food.

E.	OFF-BALANCE SHEET ARRANGEMENTS

Not applicable

F.	TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS

The following table of the Company’s material contractual obligations as of December 31, 2010 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands)

Open purchase orders	NIS 3,401 (USD 958)	NIS 3,401 (USD 958)	--	--	--

Loans from banks (*)	NIS 6,089 (USD 1,716)	NIS 5,780 (USD 1,629)	NIS 309 (USD 87)	--	--

Lease agreements	NIS 984 (USD 277)	NIS 548 (USD 154)	NIS 436 (USD 123)	--	--

Total	NIS 10,474 (USD 2,951)	NIS 9,729 (USD 2,741)	NIS 745 (USD 210)	--	--

(*)  The interest rates are as follows:
Overdraft in the amount of NIS 2,214 thousand (USD 624 thousand) bears interest at an annual rate of prime +1.11% through prime+3.25%.
Short term bank loans in the amount of NIS 3,622 thousand (USD 1,021 thousand) bear annual interest of rime+1.05% through prime+2%.
Long term bank loans in the amount of NIS 1,196 thousand (USD 337 thousand) bear annual interest of prime-0.25% through prime+2.25%.

G.	SAFE HARBOR

This Annual Report contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995).  When used in this report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, based on certain assumptions and information currently available to management, all of which are subject to certain risks and uncertainties including, among others:

·	changes affecting currency exchange rates, including the NIS/U.S. Dollar exchange rate;
·	payment default by, or loss of, one or more of our principal clients;
·	the loss of one or more of our key personnel;
·	termination of arrangements with our suppliers, and in particular Arla Foods amba;
·	increasing levels of competition in Israel and other markets in which we do business;
·	increase or decrease in global purchase prices of food products;
·	our inability to accurately predict consumption of our products;
·	we may not successfully integrate our prior acquisitions;
·	our inability to anticipate changes in consumer preferences;
·	product liability claims and other litigation matters;
·	interruption to our storage facilities;
·	our insurance coverage may not be sufficient;
·	our operating results may be subject to variations from quarter to quarter;
·	our inability to successfully compete with nationally branded products;
·	our inability to protect our intellectual property rights;

·	our inability to meet the Nasdaq listing requirements;
·	significant concentration of our shares are held by one shareholder;
·	our management could lose a major amount of its indirect ownership of our common stock through litigation;
·	we are controlled by and have business relations with Willi-Food and its management;
·	The price of our ordinary shares may be volatile;
·	our inability to maintain an effective system of internal controls;
·	all of our assets are pledged to creditors;
·	changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;
·	economic conditions in Israel;
·	changes in political, economic and military conditions in Israel, including, in particular, economic conditions in the Company’s core markets;
·	difficulties in acquiring jurisdiction and enforcement liabilities against our officers and directors who are based in Israel; and,
·	our international operations may be adversely affected by risks associated with international business.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results of operations may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The directors, executive officers and key employees of the Company as of the date of this Annual Report are as follows:

Name	Age	Position with the Company
Joseph Williger	54	Chief Executive Officer and Director
Zwi Williger	56	Chief Operating Officer and Chairman of the Board
Talma Barbash Knoller (1)	53	External Director
Ariel Herzfeld (1)	56	External Director
Chaim Gertal (1)	75	Director
Gil Hochboim	41	Vice President
Baruch Shusel	44	Chief Financial Officer

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

The business experience of each of the Directors, executive officers and key employees of the Company is set forth below:

Joseph Williger has served as the Chief Executive Officer (or general manager) and a Director of the Company since its inception in January 1994. He has also served as the Chairman of the Company’s subsidiaries, W.F.D. and Gold Frost, since November 1996 and April 2001, respectively.  Mr. Williger has also served as a director and as chairman of the Board of Willi Food, the controlling shareholder of the Company, since December 1992 and June 1994, respectively. Mr. Williger has served as Director of Titanic, a company he owns together with Mr. Zwi Williger, since April 1990. Mr. Williger attended Bar-Ilan University in Israel and Nortrige University in Los Angeles. Mr. Williger is the brother of Zwi Williger, Chief Operating Officer and Chairman of the Board of Directors of the Company.

Zwi Williger has served as the Chief Operating Officer and Chairman of the Company since January 1997, and from inception of the Company to January 1997 as a director and Manager of Marketing Development of the Company. Mr. Williger has also served as a director of the Company’s subsidiaries, W.F.D., Gold Frost and Chairman of Shamir, since November 1996, April 2001 and January 2008, respectively. In addition, Mr. Williger has served as a director of Willi Food since December 1992 and as a director of Titanic since April 1990. Mr. Williger attended Fresno University in California.  Zwi Williger is the brother of Joseph Williger, Chief Executive Officer and a director of the Company.

               Talma Barbash Knoller, has served as an external director since January 2011. Ms. Barbash Knoller is a member of the Audit Committee of the Company. Ms. Barbash Knoller is a Certified Public Accountant (Isr.). Ms. Barbash Knoller serves as a director and on the Investments, Comptrollers and Solvency committees of Shlomo Insurance Company Ltd. Between 2007 and 2010 Ms. Barbash Knoller served as business development officer  of Naama Naot Ltd., an affiliate of the Shamrock group. Between 1996 and 2007 Ms. Barbash Knoller served as Chief Comptroller of Gmul Investment Company Ltd. (a public holding company). Ms. Barbash Knoller earned her BA degree in accounting and BA in Economy and Statistics from Tel-Aviv University, Israel.

        Ariel Herzfeld has served as an external director since August 30, 2006, and on September 1, 2009 he was re-appointed for one additional three-year period by the annual general meeting of the shareholders. Mr. Herzfeld is a senior partner in the Israeli CPA firm, M. Herzfeld & Co. and in Herzfeld-Cohen Management Services where he provides auditing, consulting and management services, to a wide variety of private and public organizations. Mr. Herzfeld also served as a director (including a member of the audit committee) in in TADIRAN GROUP ltd., a prominent Israeli importer of appliances & airconditions that is traded on the Tel-Aviv Stock Exchange. Mr. Herzfeld was the managing partner in charge of the audit-force nominated by the Israeli Parliamentary Investigation Commission for locating and restoring property for Holocaust victims in Bank Hapoalim B.M (one of the largest banks in Israel). Mr. Herzfeld earned his BA degree from the University of Denver in Colorado in 1978 and his MBA, in which he majored in information systems analysis, from the Ono Academic College, in 2005. Mr. Herzfeld is a Certified Public Accountant (Isr.) and a Certified System.

        Chaim Gertal, has served as a director of the Company since August 2010. Mr. Gertal is a member of the Audit Committee of the Company. From 1979 to 1999, Mr. Gertal was the general manager of Hanetz Import & Export Ltd., a subsidiary of Shufersal Ltd., the biggest supermarket chain in Israel and at the same time served as head of Food importers committee at the Israeli chamber of commerce. From 1954 to 1979 he served in the IDF, inter alia as commander of a logistics center, after being trained in logistics system management, and retired as a colonel). Mr. Gertal received his degree in Economy, Political Science and Sociology (B.A.) from Bar-Ilan University, Israel.

Gil Hochboim returned to the Company as Vice President in June 2007, with responsibility for mergers and acquisitions and general operations. Mr. Hochboim served as Chief Financial Officer of the Company between August 2000 and October 2006. Between March 1998 and August 2000, he served as deputy manager of Ha’menia Goods Transport Corp. Ltd., and between April 1995 and February 1998, as deputy comptroller of Dan Hotels Corp. Ltd. Mr. Hochboim is a certified public accountant (Israel). He received his BA in Accounting and Business Management from the College of Management, Tel Aviv, Israel.

Baruch Shusel has served as Chief Financial Officer since December 30, 2010. Mr. Shusel has extensive experience in the food retail market. Prior to joining the Company he was the Chief Financial Officer of L.D.S. (Commodities) Ltd. (which was one of the largest sugar importers in Israel) where he began working in January 2001. Between January 1995 and December 2000 Mr. Shusel served as the controller of Sugat (1967) (which is one of the largest food manufacturers in Israel). Mr. Shusel is a certified public accountant (Israel). He received his BA in Accounting and Economics and his MSc in Industrial Management from Ben Gurion University of the Negev, Beer Sheva, Israel.

B.	COMPENSATION

Compensation of Directors and Officers

The aggregate compensation paid by the Company to its directors and officers as a group for the fiscal year 2010 was approximately NIS 3.9 million (USD 1.1 million), excluding bonuses in an aggregate amount of approximately NIS 4.2 million (USD 1.1 million) paid to Messrs. Joseph and Zwi Williger. These amounts include all contingent or deferred compensation payable to directors or officers during 2010. These amounts also include payments to non-executive directors in the aggregate amount of approximately NIS 176 thousand (USD 50 thousand) during 2010.

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

In July 2005, the Management Services Agreements was amended as follows:

(1)	The term of the Management Services Agreements were extended indefinitely, subject to clauses (2), (5) and (6) below.

(2)	Each of the parties to the Management Services Agreements may terminate the agreement at any time, and for any reason, by prior written notice, which will be delivered to the other party as follows:

•	The Company may terminate the agreement at any time, and for any reason, by prior written notice of at least 18 months.
•	Each Williger Management Company may terminate the agreement at any time, by prior written notice of at least 180 days.

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

(c) Each of the parties to the Management Services Agreements may terminate the agreement at any time, and for any reason, by prior written notice which will be delivered to the other party as follows:

•	The Company may terminate the agreement at any time, and for any reason, by prior written notice of at least 36 months.

•	The Williger Management Company may terminate the agreement at any time, by prior written notice of at least 180 days.

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

Under the Transfer Agreement dated February 16, 2006, and effective as of January 1, 2006 between the Company and Gold Frost, 50% of the Company’s rights and obligations stipulated in the management agreement with Mr. Zwi Williger were transferred to Gold Frost and 20% of the Company’s rights and obligations stipulated in the management agreement with Mr. Joseph Williger were transferred to Gold Frost.

Employment Agreements

In June 2007, the Company entered into an employment agreement with Mr. Gil Hochboim, pursuant to which Mr. Hochboim agreed to serve as the Vice President of the Company. The agreement provides for a monthly salary and benefits customarily provided by the Company to its senior employees, including bonuses and the use of a vehicle.

In December 2010, the Company entered into an employment agreement with Mr. Baruch Shusel, pursuant to which Mr. Shusel agreed to serve as the Chief Financial Officer of the Company. The agreement provides for a monthly salary and benefits customarily provided by the Company to its senior employees, including bonuses and the use of a vehicle.

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

Audit Committee

Nasdaq Requirements

Our ordinary shares are listed for quotation on the Nasdaq Capital Market, and we are subject to the rules of the Nasdaq Capital Market applicable to listed companies.  Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.  Talma Barbash Knoller, Haim Gertal and Ariel Herzfeld qualify as independent directors under the current Nasdaq requirement and are members of the Audit Committee The role of the audit committee for Nasdaq purposes includes assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the Company's accounting, auditing and reporting practices.

Companies Law Requirements

Under the Israeli Companies Law, the board of directors of a public company must appoint an audit committee, comprised of at least three directors including all of the external directors, with a majority of independent directors but excluding a:

•	chairman of the board of directors;
•	controlling shareholder or his relative;
•	any director employed by or who provides services to the company on a regular basis.
•	any director employed by the main shareholder or by any corporation controlled by the main shareholder;
•	any director employed by or who provides services to the company on a regular basis;
•	any director employed by or who provides services to the company main shareholder on a regular basis or by corporation controlled by the main shareholder;
•	any director who is main livelihood in the main shareholder;

The Chairman of the audit committee must be an external director.

The responsibilities of the audit committee under the Israeli Companies Law include identifying irregularities in the management of the company’s business and approving related party transactions as required by law -  approval among other things, “actions” or “transactions” (as such terms are defined in the Israeli Companies Law), overseeing the business management practices of the Company in consultation with the Company’s internal auditor and independent auditors, and making recommendations to the Board to improve such practices and approving transactions with affiliates.

Furthermore, Israeli Companies law requires that the financial statements of a company be brought before committee of the board, the financial statements review committee. The majority of the members of this committee are required to be independent directors, in accordance with the independence criteria set forth in the Israeli Companies law, and the committee is to be chaired by an external director. The committee is required to discuss the financial statements and present to the board its recommendations with respect to the proposed financial statements. Israeli Companies law permits the audit committee of a company to perform the functions of the financial statements review committee, provided the audit committee meets the requirements set forth regarding the composition and function of the financial statements review committee. Since our audit committee meets these requirements, the Company’s audit committee also performs the functions of the financial statements review committee.

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

External Directors under the Israeli Companies Law / Financial Experts

The Israeli Companies Law requires that the Company have at least two external directors on its Board of Directors. The election of an external director under the Israeli Companies Law must be approved by a general meeting of shareholders provided that either: (a) the majority of shares voted at the meeting, including at least a majority of the shares of non-controlling shareholders or who and must meet certain non-affiliation criteria—all as provided under Israeli law,  voted at the meeting, vote in favor of such arrangement (not including abstentions) or (b) the total number of shares voted against such arrangement does not exceed two percent of the aggregate voting rights in the company.

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

The Israeli Companies Law further requires that at least one external director have financial and accounting expertise, and that the other external director(s) have professional competence, as determined by the company’s board of directors. , A director having financial and accounting expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented.  Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company’s business.

An External Director is appointed for a period of three consecutive years and may be re-appointed for two additional three-year period only, subject to certain conditions (including approval by our shareholders at a general meeting) as provided under Israeli regulations. Under the Company’s Articles of Association, any committee of the Board of Directors to which the Board of Directors has delegated its powers in whole or in part, must include at least one External Director. Under the Israeli Companies Law, the Audit Committee must include all the External Directors.

The External Directors of the Company are Mrs. Talma Barbash Knoller, who was appointed as an External Director in January 2011, and Mr. Ariel Herzfeld, who was appointed as an External Director in August 2006 and who was re-appointed for one additional three-year period in September 2009.

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

Internal Auditor

Under the Israeli Companies Law, Israeli companies whose securities are publicly traded are also required to appoint an internal auditor, in accordance with the proposal of the audit committee.  The role of the internal controller is to examine, inter alia, whether the Company’s actions comply with the law, integrity and orderly business procedures. Mr. Doron Yonisy is the internal auditor of the Company since September 2010. Mr. Joshua Freund  was the internal auditor of the Company from November 1997 until August 2010.

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

Generally, under the Israeli Companies Law the compensation of an Officer who is a director, or the compensation of an Officer who holds a controlling interest in the company, requires the approval of the Audit Committee, the Board of Directors and the general meeting of the shareholders of the company. The Israeli Companies Law also requires that a transaction between the company and its Officer and also a transaction between the company and another person in which an Officer has a personal interest, requires the approval by both the audit committee and the of the Board of Directors if such transactions are not extraordinary transactions, although, as permitted by law and subject to any relevant stock exchange rule. If such transactions are extraordinary transactions (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company's profitability, assets or liabilities), in addition to Audit Committee approval, the transaction also must be approved by the Board of Directors, and, in certain circumstances, the shareholders of the Company at a general meeting. Under the Israeli Companies Law, an extraordinary transaction between a public company and a person having control of the company or an extraordinary transaction between a public company and another person, in which a controlling member has a personal interest, must be approved by the Audit Committee, the Board of Directors and a meeting of the shareholders, provided that either: (a) the majority of shares voted at the meeting, including at majority of the shares voted by shareholders who do not have a personal interest in the matter and who are present at the meeting, are voted in favor of such arrangement (abstentions shall not be included in the total of the votes) or (b) the total number of shares of the shareholders referred to in clause (a) voting against such arrangement does not exceed two percent of the aggregate voting rights of the company.

Under the Israeli Companies Law, a private placement to a shareholder becoming a Controlling Shareholder, or a private placement to a principal shareholder (a holder of 5% or more of a company’s issued share capital or voting rights) or due to which a shareholder will become a principal shareholder of at least 20% of the voting rights in the Company before such placement, is also subject to the approval of the Audit Committee, the Board of Directors and a meeting of the shareholders, as specified above. Directors with respect to whom the foregoing matters are brought for Board of Directors or Audit Committee approval are not entitled to be present during discussions of, nor to participate in the vote for approval of, such matters at the Board of Directors and/or Audit Committee meetings, unless a majority of Audit Committee or Board members, as the case may be, have a personal interest in such matter or the matter involves non-extraordinary transactions between the company and either a Director or a third party in which a Director has a personal interest. The Israeli Companies Law further provides that in the event that a majority of board members have a personal interest in such a matter, it also requires shareholder approval. In cases in which the approval of the audit committee is required, the audit committee may only approve such transactions if two statutory independent directors are members of the audit committee and at least one of them is present at the meeting at which the transaction is approved.

D.	EMPLOYEES

 Since December 31, 2010, the Company, including its subsidiaries, employed a total of 227 persons (all of them are located in Israel), 17 of whom were in management, 26 of whom were in accounting and importing positions, 47 of whom were involved in the Company's sales and marketing departments and 137 of whom were employed in logistics networks (manufacturing, warehousing and transportation). This compares with 242 employees as of December 31, 2009, 19 of whom were in management, 23 of whom were in accounting and importing positions, 42 of whom were involved in the Company's sales and marketing departments, and 158 of whom were employed in logistics networks (warehousing and transportation).

Since December 31, 2010, 73 additional employees (stewards and sales people) were engaged on an hourly basis. On December 31, 2009, the number was 77. Other employees were supplied by temporary manpower companies, on as needed bases.

Most of the Company's employees are party to written employment contracts. Regarding the Company's management services agreements with companies controlled by Messrs. Joseph and Zwi Williger, see “Item 6. Directors, Senior Management and Employees – B. Compensation - Management Service Agreements”.

During the first half of 2009, the Company's management took actions to reduce the Company's expenses by, among other things, a temporary six-month 5% decrease in management's salaries.

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

A general practice in Israel, which is followed by the Company, is the maintenance of a pension plan to the benefit of its employees (the "Pension Plan"). Each month, both the Company and its employees allocate sums to the Pension Plan. Types of Pension Plans may vary, while a commonly used Pension Plan is known as “Manager's Insurance”. Pension Plans provide a combination of savings plan, insurance and severance pay benefits to participating employees. Some of the sums allocated monthly by the Company to the employees' Pension Plans are on account of severance pay to which the employees may be entitled, upon termination of employment. Each month the employee contributes an amount which equals to 3.33% to 7.5% of his insured salary, and the Company contributes an additional sum of between 6.66% to 15.83% to his insured salary. In addition, Israeli law generally requires payment of severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (which is similar, to some extent, to the United States Social Security Administration). The payments thereto amount to 6.95% to 17.90% of wages; the employee’s share being 3.5% to 12% (depending on the marginal level of wages) and the employer’s share being 3.45% to 5.90%.

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

On January 2008, Willi-Food's Board of Directors adopted an employee's stock incentive plan, initiated also for the Company's employees. On 2009 the plan has been amended.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth, as of June 24, 2011, the number of ordinary shares beneficially owned by (i) each shareholder known to the Company to own more than 5% of the ordinary shares and (ii) all directors and officers as a group:

Name and Address	Number of Ordinary Shares Beneficially Owned		Percentage of Ordinary Shares
Willi Food (1)	7,171,737		52.84%
Joseph Williger (1)(2)	7,180,337	(2)	52.90%
Zwi Williger (1)(2)	7,676,144	(2)	56.55%
All directors and officers as a group (2 persons)	7,684,744	(2)	56.61%

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

In August 2007, the Company announced the sale by Messrs. Zwi Williger and Joseph Williger of approximately 42% of the outstanding shares of Willi Food to Mr. Arieh Bar Lev (Arcadi Gaydamak) ("Gaydamak").  On September 24, 2008, each of the Williger Management Companies exercised its call option rights on shares in Willi Food and warrants (series 2) certificates to acquire shares in Willi Food that were held by Gaydamak and were granted by Gaydamak to the Williger Management Companies as security for loans that each made to Gaydamak.  As a result, Zwi Williger (through his management company Zvi V & Co. Company Ltd.) acquired 2,059,539 additional shares of Willi Food and 150,000 additional warrants (series 2) certificates of Willi Food, and Joseph Williger (through his management company Yossi Willi Management & Investments Ltd.) acquired 2,059,538 additional shares of Willi Food and 150,000 additional warrants (series 2) certificates of Willi Food.

Loans from the Williger Management Companies to Gaydamak were made under separate loan and option agreements signed on August 31, 2008, pursuant to which each of the Williger Management Companies loaned NIS 38 million to Gaydamak. Each loan was secured by securities in several companies, including a first priority lien on 2,059,539 (2,059,538 in the case of Yossi Willi Management & Investments Ltd.) shares of Willi Food (50% of Gaydamak's total Willi Food shares) and on 150,000 warrants (series 2) certificates (50% of Gaydamak's total Willi Food warrants (series 2) certificates). Under the loan and option agreements, the Williger Management Companies were granted call rights to acquire any or all of the securities on the occurrence of a default.

              All of the shareholders of the Company (including Willi Food) have the same number of votes for each ordinary share held. Accordingly, the major shareholders of the Company, Willi Food, do not have voting rights that are different from those of the Company’s other shareholders. The Company believes that 5,888,935 Ordinary Shares (approximately 43.38% of its outstanding Ordinary Shares) are held by persons who are not officers, directors or the owners of 10% of the Company's outstanding Ordinary Shares. As of June 24, 2011, there were 18 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record, including a part of the Company’s shares held by Willi Food through brokers, represented as of June 24, 2011 approximately 74.95% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

B.	RELATED PARTY TRANSACTIONS

Management Service Agreements.

For information regarding Management Services Agreements with Mr. Zwi Williger, Chairman of the Board of Directors and Chief Operating Officer of the Company, and Mr. Joseph Williger, a director and Chief Executive Officer of the Company, through Williger Management Companies, see "Item 6. Directors, Senior Management and Employees - 6B. Compensation - Management Service Agreements".

Lease

Shamir leases two joined buildings for its operation (factory, logistics and head office) owned by Plasto construction Ltd. and Industrial Buildings Corporation Ltd.- the first is 2,516 square meters, the monthly rent is NIS 40,432 (USD 11,393) (linked to the Israeli CPI from December 2005) and the lease ends on January 2012. The second is 2,192 squared meters, the monthly rent is NIS 41,141 (USD 11,592) (linked to the Israeli CPI from December 2005) and the term of the lease ends on January 2012. In addition to these two joined buildings, Shamir leases cooling chambers and offices located in Beer-Sheva owned by Raguan brothers Ltd. and in Miluot owned by Miluot Ltd.

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

The Company also agreed to provide Willi Food with accounting and secretarial services. In consideration for the use of the Company’s facilities and such other services, Willi Food agreed to pay the Company a monthly fee equal to NIS 6,683 (USD 1,883) plus VAT. This fee is payable quarterly and is linked to the Israeli CPI. The agreement is for an unlimited term, and is mutually terminable upon three months prior notice. The Company believes that the fees for these services and the terms of such agreement are no less favorable to it than could be obtained from an unaffiliated third party.

As of April 1, 1997, the Company and Willi Food entered into an agreement pertaining to the allocation of corporate opportunities which may arise from time to time.  The agreement provides that Willi Food will make available and provide a right of first refusal to the Company with regard to any corporate opportunity offered to Willi Food, which relates to the food business.

On March 31, 2003, the Board of Directors authorized Willi Food to participate in the import license lottery of the Israeli Ministry of Industry and Trade, provided that Willi Food agreed that if it wins an import license it will: (i) coordinate with the Company the items of merchandise to be imported using the import license; and (ii) in consideration for the transfer of the merchandise that is imported using the import license, the Company will sell the merchandise, retaining 20% of the selling proceeds for itself and transferring the balance, if any, to Willi Food.  The Board of Directors determined that this arrangement is not an extraordinary transaction. In 2010, the amount retained by the Company pursuant to this arrangement was NIS 146 thousand (USD 41 thousand).

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this report, beginning on page F-1.

Dividend Policy

On November 21, 2005, the Board of Directors of the Company declared a cash dividend of NIS 0.55 (USD 0.15) per share (or an aggregate of NIS 4,754 thousand (USD 1,340 thousand)) payable to its shareholders of record as of January 11, 2006. The cash dividend was paid on January 25, 2006. Apart from the abovementioned, the Company has never declared or paid cash dividends on its ordinary shares.  The Company may declare cash dividends in the future, depending on its financial and operational condition and on its expansion strategy.

Legal Proceedings

(1)
On February 13 2007, a suit was filed against the Company, in which a financial remedy was requested in the amount of NIS 144,543 due to the alleged violation of a distribution agreement and the illicit collection of payments. On September 6, 2009, both the plaintiffs and the Company filed their summations. The Company's legal counsel estimate that the Company has a reasonable chance to defend itself, but at the same time, the Company's legal counsel believe their opinion is conditional in light of the inquiries conducted for the case and in light of the court's remarks regarding the failure to disclose the entirety of the relevant documents. Therefore, the Company estimates that there is a chance the court will accept the plaintiff's claim, and therefore the Company's financial statements include a provision for the entire sum of the claim.

(2)
On February 21, 2007, a lawsuit was filed against Goldfrost by Cukierman & Co. Investment House Ltd. in the Tel Aviv-Jaffa Magistrates Court in the amount of NIS 273,852, claiming nonpayment of fees for professional services rendered. A statement of defense was filed. The Company's legal counsel estimate that the Company has a reasonable chance to defend itself but at the same time, the Company's legal counsel believe Goldfrost will have to pay a certain amount and therefore the Company's financial statements include a provision for a certain sum of the claim.

(3)
In September 2007, Thurgeman Construction Co. Ltd. ("Thurgeman") filed a claim against the Company in the District Court of Tel Aviv for the amount of NIS 4,449 thousand (plus VAT) (USD 1,253 thousand) regarding a dispute in connection with the construction of the Company's logistics center in Yavne (the "Project") pursuant to a contract between the parties, dated as of September 9, 2005.  Under the terms of the contract, Thurgeman was to serve as the operating contractor for the construction of the frame and the surrounding portions for the construction of the Project.

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

At the end of November 2007, the Company filed a statement of defense, which included a counterclaim against Thurgeman and its executive, Dotan Thurgeman, which contained among other things, a claim of defamation, a claim for damages caused by the delay in delivery of the completed Project, and damages caused by Thurgeman's poor and careless work on the Project. The sum of the damages claimed by the Company in the counterclaim was NIS 5 million (USD 1.4 million). In February 2008, Thurgeman filed a response to the counter claim. The parties started performing the preliminary proceedings.

At the current preliminary stage of the dispute, the Company's management and legal counsel cannot assess the chances of the parties.

(4)
On July 7, 2008, WF filed a lawsuit in the Supreme Court of the State of New York, Country of New York, against Laish Israeli Food Ltd., Laish Dairy Ltd., 860 Nostrand Associates Llc., Arie Steiner, Eli Biran (WF's former CEO) and others. The plaintiffs assert claims, inter alia, of fraud, conversion and breach of contract against the seller and former principal of Laish Israeli Food and related parties. Certain defendants have filed motions to dismiss the claim. On August 27, 2008, 860 Nostrand Associates LLC. Filed a lawsuit against the Company, in the amount of USD  142,949(which shall be adjusted according to the alleged rent period) claiming that the defendant is liable to it as a guarantor of a certain lease that was allegedly signed by WF. Damages are being sought. The discovery process in the proceedings has commenced and is ongoing. Limited discovery remains to be completed before the hearing which is not scheduled yet.

(5)
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

(6)
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

On June 17, 2009, the Sellers filed a petition with the district court in Tel Aviv for temporary relief against the Company and others, a declaratory judgment and other relief in connection with an alleged fundamental breach by the Company of the Shamir Agreement, and for the return of the shares in Shamir Salads and the consideration paid therefore. In a hearing which took place on June 22, 2009, the parties agreed (i) to suspend the court proceedings between the parties, (ii) to appoint an arbitrator in all aspects of the dispute, (iii) to hear the claims of both parties arising from the dispute, and (iv) that the application for temporary relief filed by the Sellers be removed. The temporary injunction against the Sellers will remain in effect until the end of the arbitration proceedings. In the framework of these proceedings, the Company submitted a claim for declaratory relief pursuant to which the Seller’s notice of cancellation of the Shamir Agreement was given unlawfully and is void, as well as for an advance that was paid in excess and of additional damages that was caused to the Company in the amount of approximately NIS 3.9 million (USD 1.1 million).

On August 4, 2009, the Sellers submitted a counterclaim against the Company and others for declaratory orders determined in proceedings that were submitted to the court, as well as for payment to Sellers of a sum of NIS 6.97 million (USD 1.9 million) for non-payment of the consideration in the Shamir Agreement and tarnishing the Sellers’ reputation and good name, and a sum of NIS 3.5 million (USD 1.0 million) to Shamir Salads for damages that the Company allegedly caused to Shamir Salads and its reputation, as well as a petition to split relief. Claims for additional relief against additional defendants (but not including the Company) were also included in the framework of the claim. The evidentiary stage of the arbitration proceedings commenced on November 3, 2009 On December 24, 2009 the sellers submitted a request, which was accepted, to correct its statement of claim. On January 27, 2010, the Company submitted an amended statement of defense. On February 28, 2010, the Sellers submitted an amended statement of reply. Hearings regarding the arbitration took place from November 2009 and further hearings will take place during 2011. The Company, based on the opinion of its legal counsel, believes that the plaintiffs' likelihood of success in the proceedings is low and the Company's success in the proceedings is higher than 50 percent.

(7)
On November 2010, the Company was served with a purported class action lawsuit alleging that it misled its customers by illegally marking a lower calorie value of a product than its real value. The groups which the lawsuit desires to represent include any Israeli resident who bought this product due to such person’s preference for low calorie product (the “Group”). The plaintiff appraises the group's damages at NIS 2.5 million (approximately USD 700 thousand). On January 2011, the Company presented the prosecution with an official notice from the products manufacture together with test results from an external laboratory that the calorie value indicated on the product was accurate. At the current preliminary stage of the dispute, the Company's management and legal counsel cannot assess the chances of the parties.

Other than as stated above, there is no pending or, to the Company’s knowledge, threatened legal proceedings, the outcome of which, in the Company’s view, would have a material adverse affect on the Company’s consolidated financial position.

For information concerning taxes to which stockholders in the United States may be subject, see “Item 10. Additional Information- Taxes”.

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

Calendar Period	Ordinary Shares
	High	Low
2011
Second Quarter (through June 24, 2011)	7.85	6.94
First Quarter	7.90	6.55
2010	7.10	5.42
First Quarter	7.10	5.76
Second Quarter	6.07	5.42
Third Quarter	6.47	5.60
Fourth Quarter	6.95	6.23
2009	6.30	0.86
First Quarter	1.63	0.86
Second Quarter	2.29	1.26
Third Quarter	4.50	2.22
Fourth Quarter	6.30	4.32
2008	6.95	1.39
2007	8.90	5.20
2006	8.83	3.22
2005	8.47	3.00

June 2011 (through June 24, 2011)	7.41	6.94
May 2011	7.77	7.30
April 2011	7.85	7.40
March 2011	7.90	7.24
February 2011	7.55	7.27
January 2011	7.26	6.55
December 2010	6.90	6.23

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Acquisition of the operation of Laish Israeli Food Products, Ltd.  In January 19, 2007, the Company established a fully-owned subsidiary in the U.S., WF, in order to acquire the operations and assets (including inventory, account receivables, and account payables) of Laish, a U.S. importer and distributor of kosher food products for approximately $3.5 million in cash. The sources for the purchase price were a bank loan in the amount of $1.5 million taken by WF and cash on hand from the Company. On July 14, 2008 the Company announced that WF had ceased the activities of its operations effective immediately.

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

As part of the transaction, the Distributor transferred to Kirkeby $200 thousand as well as 35 customers from 15 countries worldwide, including a US import license. Kirkeby was granted the exclusive right to use the distributor's trademarked brand name in sales and marketing of kosher products.  The Distributor retained the right to use its trademarked brand name for non-kosher dairy products. It is intended that ultimately Kirkeby will seek to broaden its penetration into the kosher European and North American markets. In consideration for the 51% interest in Kirkeby, Gold Frost paid at the closing $400 thousand to the Distributor. In June 2009, Gold Frost signed an agreement to sell its 51% interest in Kirkeby to Kirkeby and/or to the former owner for $400,000. According to the terms of the agreement, an amount equal to the balance of outstanding invoices owed by Gold Frost to Kirkeby was deducted as a downpayment, and the remainder was paid by deducting in the purchase price by a pre-determined amount for each shipment of goods that Gold Frost purchased from Kirkeby or from the former owner, and the balance of the consideration was paid to Gold Frost until April 2011.

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

Public Offering in March 2010.  On March 17, 2010, we completed a public offering of our ordinary shares. The Company issued a total of 3,305,786 ordinary shares at a purchase price of $6.05 per share, and the Company also granted to the underwriter an option, that was exercisable within 30 days from the date of the public offering, to purchase up to an additional 330,579 ordinary shares. As to the date of this report the option was expired. After deducting closing costs and fees, the Company received net proceeds of approximately $19.0 million.

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

Israeli Tax Reforms

Israeli companies are generally subject to corporate tax at the rate of 24% of their taxable income in 2011 (25% in 2010).  The corporate tax rate is scheduled to decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

As of 2010, Israeli companies are subject to regular corporate tax rate for their capital gains. In 2009, Israeli companies were generally subject to capital gains tax at a rate of 25% for such gains (other than capital gains from the sale of listed securities derived by companies with respect to which the provisions of Section 6 of the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985, or the Inflationary Adjustments Law, or the provisions of Section 130A of the Ordinance, applied immediately before the 2006 Israeli tax reform came into force, which were subject to the regular corporate tax rate).

Corporate Tax Structure

General

The corporate tax rate applicable in 2010 was 25%. This rate was reduced to 24% in 2011 and is scheduled originally to be gradually reduced to 18% by 2016.

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

Taxation of the Company Shareholders

Dividends
Israeli resident

•
Individual - The distribution of dividend by an Israeli resident company to an Israeli resident individual will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Significant Shareholder” (i.e., a  person who holds, directly or indirectly,  e or together with other, 10% or more of one of the Israeli resident company's means of control ) at the time of distribution or at any time during the preceding 12 months period.

•
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

•
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

•
If both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate applicable to an "approved enterprise" or "privileged enterprise" under the Israeli Law for the Encouragement of Capital Investments of 1959– the tax rate is 15%.

•	In all other cases, the tax rate is 25%.

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

Withholding tax at source from dividend distributed by the company

An Israeli resident company whose shares are listed in a stock exchange is obligated to withhold tax, upon the distribution of a dividend, from the amount distributed, at the following rates:

•	Israeli resident corporation – 0%.
•	Israeli resident individual – 20%.
•	Non-Israeli resident – 20% subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

•
Individual - The real capital gain will be subject to tax at the rate of 20%. If the shareholder is a Significant Shareholder (as defined above) at any time during the 12 months period preceding such sale, the tax rate will be 25%. A capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%.

•
Corporation - The real capital gain derived by corporation will be generally subject to tax at the corporate tax rate (25% in 2010, 24% in 2011). However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon August 10, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (25% in 2010, 24% in 2011).

The Capital gain accrued at the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 45% in 2010, 2011) and the regular corporate tax rate for corporations (25% in 2010, 24% in 2011) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

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

Taxation of investors engaged in a business of trading securities

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2010 - 25% tax rate for a corporation and a marginal tax rate of up to 45% for individual. in 2011 - 24% tax rate for a corporation and a marginal tax rate of up to 45% for individual). If the shareholder is a non-Israeli resident then such taxation is subject to the provisions of any applicable double tax treaty.

Withholding at source from capital gains upon the sale of traded securities

Either the seller, the Israeli stockbrokers and the financial institution through which the sold securities are held are obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of corporation and 20% in respect of an individual. [Redraft - Unclear???]

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

The table below details the sensitive analysis in respect to exposure relating to exchange rate risk:

	Gain (loss) from exchange rate change NIS(000)		Fair net NIS(000)	Gain (loss) from exchange rate change NIS(000)
Change in exchange rate	(10)%	(5)%		5%	10%
USD	(516)	(258)	5,160	258	516
Change in exchange rate	(10)%	(5)%		5%	10%
EURO	(425)	(212)	4,248	212	425

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

The table below details the sensitive analysis in respect to exposure relating to investment in instruments with fix interest rate:

	Gain (loss) from interest change $(000)		Fair value $(000)	Gain (loss) from interest change $(000)
Change in Interest as % of interest rate	(10)%	(5)%		5%	10%
Increase\decrease in financial Income	180	90	14,058	(90)	(180)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 15T. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended).  These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.  We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2010.  Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to meet these objectives.

(b) Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

 Our management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention provide only reasonable assurance with respect to financial statement preparation and presentation, and may not prevent or detect all misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management (with the participation of the CEO and CFO) assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Tread way Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2010 based on these criteria.

 (c) Changes in Internal Control Over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A. -- AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Ariel Herzfeld is the “Audit Committee Financial Expert” for the Company, as such term is defined in Item 16A of Form 20-F.  Mr. Herzfeld serves on the Company’s Audit Committee of the Board of Directors. Mr. Herzfeld is an “Independent Director” as defined in the Nasdaq listing standards applicable to us.

ITEM 16B. -- CODE OF ETHICS

On June 23, 2004, the Company’s Board of Directors adopted a Code of Ethics for the Company that applies to all directors, officers and other employees of the Company. A copy of the Code of Ethics is available for review on the Company’s website at www.willi-food.co.il.

ITEM 16C. -- PRINCIPAL ACCOUNTANT FEES AND SERVICES

           The following table presents the aggregate fees for professional services and other services rendered by Brightman Almagor Zohar & Co. in Israel, a member of firm of Deloitte Touche Tomhatsu to the Company in 2010 and 2009.

	NIS 2010	NIS 2009	USD 2010	USD 2009
Audit Fees (1)	360,000	360,000	101,437	101,437
Tax Fees (2)	-	37,000	-	10,425
Prospectus (3)	18,500	-	5,213
TOTAL	378,500	397,000	106,650	111,862

(1)     Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

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

ITEM 16E. -- PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Below is a list of purchases of the Company’s ordinary shares by affiliated purchasers during calendar year 2010 and from January 1, 2011 to June 24, 2011. There were no purchases by the Company of the Company’s ordinary shares during such periods.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Plans or Programs
Zwi Williger
March 26, 2010	10,000	5.800	N/A	N/A
July 15, 2010	138,100	6.000	N/A	N/A

ITEM 16F. -- CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. -- CORPORATE GOVERNANCE

                 The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq:

•
Executive Sessions – Under Nasdaq rules, U.S. domestic listed companies, must have a regularly scheduled meetings at which only independent directors are present. We do not have such executive sessions.

•
Compensation of Officers - Under Nasdaq rules, executive compensation must be determined or recommended to the Board for determination by a compensation committee comprised solely of independent directors or by independent directors constituting a majority of the Board's independent directors.  Not all of our executive compensation is determined in this manner.

•
Nominations of Directors - Under Nasdaq rules, U.S. domestic listed companies, must have a nominations committee comprised solely of independent directors and must have director nominees selected or recommended by a majority of its independent directors. Our directors are not nominated in this manner.

•
Nominations Committee Charter or Board Resolution - Under Nasdaq rules, U.S. domestic listed companies, must adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. We do not have such a formal written charter or board resolution.

•
Quorum - Under Nasdaq rules, U.S. domestic listed companies by-laws provide for a quorum of at least 33 1/3 percent of the outstanding shares of the company’s common voting stock. According to our articles our quorum should be at least 25 percent of the outstanding shares of our common voting stock.

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (1)
1.2	Articles of Association of the Company, as amended (4)
2.1	Specimen of Certificate for ordinary shares (2)
4.1	Share Option Plan (2)
†4.2	Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated June 1, 1998 (3)
†4.3	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated August 1, 2005 (4)
†4.4	Management Agreement between the Company and Zwi W. & Co. Ltd., dated June 1, 1998 (3)
†4.5	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated August 1, 2005 (4)
†4.6	Lease of Company’s premises with Titanic Food Ltd., dated November 23, 1998 (3)
†4.7	Services Agreement between the Company and Willi Food, dated April 1, 1997 (3)
†4.8	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (4)
†4.9	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (4)
4.10	Relationship Agreement between the Company, Gold Frost, Willi Food, Zwi Williger and Joseph Williger dated February 28, 2006 (4)
4.11	Placing Agreement between the Company, Gold Frost, certain officers of Gold Frost and Corporate Synergy dated March 2, 2006 (4)
4.12	Lock In Agreement, between the Company, Gold Frost, Corporate Synergy and certain officers of Gold Frost, dated March 2, 2006 (4)
4.13	Securities Purchase Agreement, dated as of October 25, 2006, among the Company and the investors identified on the signature pages thereto. (5)
4.14	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (5)
4.15	Asset Purchase Agreement, dated as of January 19, 2007, by and among the Company, WF Kosher Food Distributors, Ltd., Laish Israeli Food Products Ltd. and Arie Steiner.(6)
†4.16	Agreement, dated February 11, 2007, between the Company and Mr. Ya'acov Baron, Ms. Hedva Baron, Mr. Li'or Baron, Ms. Gozlan Or'na and Ms. Michal Baron Sha'hak. (6)
†4.17	Agreement, dated January 2, 2008, between the Company and Mr. Jacob Ginsberg, Mr. Amiram Guy and Shamir Salads 2006 Ltd. (7)
4.18	Share Purchase Agreement, dated February 13, 2008, between Gold Frost and Kirkeby Cheese Export A/S. (7)
4.19	Shareholders Agreement, dated February 13, 2008, between Gold Frost and Kirkeby Cheese Export A/S. (7)
4.20	Co-operation Agreement, dated January 1, 2008, between Kirkeby Cheese Export A/S, Haarby Mejeri/Kirkeby Dairy ApS and Kirkeby International Foods A/S. (7)

8.1	Subsidiaries of the Company*
12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.(a).1	Consent of Independent Registered Public Accounting Firm*

†	English translations from Hebrew original.
(1)	Incorporated by Reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.
(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(5)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.
(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.
(7)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
*	Filed Herewith

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
G. Willi-Food International Ltd.

We have audited the accompanying consolidated statements of financial position of G. Willi-Food International Ltd. ("the Company") and its subsidiaries as of December 31, 2010 and 2009 and the related consolidated Statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated statements of financial position of the Company and its subsidiaries as of December 31, 2010 and 2009 and the consolidated Statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Brightman Almagor Zohar & Co.

Certified Public Accountants
A member firm of Deloitte Touche Tomhatsu

Tel-Aviv, Israel
June 30, 2011

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		December 31,
	Note	2 0 1 0	2 0 0 9	2 0 1 0(*)
		NIS		US Dollars
		(in thousands)
Assets
Current assets
Cash and cash equivalents	4a	113,631	87,104	32,018
Financial assets at fair value through profit or loss	4b	67,890	11,356	19,129
Trade receivables	4c	85,902	77,752	24,203
Other receivables	4d	2,307	1,990	650
Inventories	4e	37,614	44,810	10,599
Total current assets		307,344	223,012	86,599

Non-current assets
Property, plant and equipment		71,350	66,467	20,105
Less -accumulated depreciation		20,512	16,889	5,780
	7	50,838	49,578	14,325

Long term receivables		-	760	-
Prepaid expenses		2,405	(**) 2,384	678
Goodwill	8a	1,936	1,936	546
Intangible assets, net	9a	4,067	4,674	1,146
Deferred taxes	15c	694	375	195
Total non-current assets		59,940	59,707	16,890
Total assets		367,284	282,719	103,489

Equity and liabilities
Current liabilities
Short-term bank credit	11	5,780	10,372	1,629
Trade payables	10a	32,959	49,382	9,285
Provisions	13	268	145	76
Current tax liabilities		5,910	2,801	1,665
Other payables and accrued expenses	10b	10,326	8,976	2,910
Employees Benefits	14a	3,057	2,977	862
Total current liabilities		58,300	74,653	16,427

Non-current liabilities
Long-term bank loans	11	309	97	87
Deferred taxes	15c	522	445	147
Retirement benefit obligation	14	1,281	1,044	361
Total non-current liabilities		2,112	1,586	595

Commitments and contingent liabilities

Shareholders' equity
Share capital		1,444	1,113	407
Additional paid in capital		128,863	59,056	36,310
Capital fund		247	247	70
Foreign currency translation reserve		736	639	207
Retained earnings		170,060	141,883	47,917
Equity attributable to owners of the Company		301,350	202,938	84,911
Non-controlling interest		5,522	3,542	1,556
		306,872	206,480	86,467
Total equity and liabilities		367,284	282,719	103,489

(*)	Convenience Translation into U.S. Dollars.

(**)	Reclassified according to the amended IAS 17 see note 2(X)1.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(NIS in thousands)

		Year ended December 31,
	Note	2 0 1 0	2 0 0 9	2 0 0 8	2 0 1 0(*)
		NIS			US Dollars
		(in thousands)

Revenue	19a	348,358	303,460	289,068	98,156
Cost of sales	19b	247,572	219,569	228,839	69,758
Gross profit		100,786	83,891	60,229	28,398

Operating costs and expenses
Selling expenses	19c	45,048	35,598	31,800	12,693
General and administrative expenses	19d	22,217	20,451	16,863	6,260
Other (income) expenses	20	(47)	(5,330)	1,846	(13)
		67,218	50,719	50,509	18,940

Operating profit		33,568	33,172	9,720	9,458

Finance income	21a	5,543	2,744	(4,167)	1,562
Finance expense	21b	1,301	1,273	673	368
Finance income (expense), net		4,242	1,471	(4,840)	1,194

Profit before taxes on income		37,810	34,643	4,880	10,652
Taxes on income	15a	8,483	5,043	1,117	2,390
Profit from continuing operations		29,327	29,600	3,763	8,262
Profit (Loss) from discontinued operations		830	1,928	(3,496)	234
Profit for the year		30,157	31,528	267	8,496

Attributable to:
Owners of the Company	22a	28,177	30,436	(786)	7,939
Non-controlling interest		1,980	1,092	1,053	557
Net income		30,157	31,528	267	8,496

Earnings (loss) per share	22
Basic from continuing operations		2.12	2.81	0.30	0.60
Basic from discontinued operations		0.06	0.15	(0.38)	0.02
Basic earnings (loss) per share		2.18	2.96	(0.08)	0.62

Diluted from continuing operations		2.12	2.81	0.30	0.60
Diluted from discontinued operations		0.06	0.15	(0.38)	0.02
Diluted earnings (loss) per share		2.18	2.96	(0.08)	0.62

Shares used in computation of basic EPS		12,876,294	10,267,893	10,267,893	12,876,294

Shares used in computation of diluted EPS		12,876,294	10,267,893	10,267,893	12,876,294

(*)	Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8	2 0 1 0(*)
	NIS			US Dollars
	(in thousands)

Net income	30,157	31,528	267	8,496

Other comprehensive income
Translation differences for foreign operations	97	52	742	27
Other comprehensive income for the year	97	52	742	27

Total comprehensive income for the year	30,254	31,580	1,009	8,523

Total comprehensive income for the year attributable to:

Owners of the Company	28,274	30,475	(3)	7,966
Non-controlling interest	1,980	1,105	1,012	557
	30,254	31,580	1,009	8,523

(*)	Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN  EQUITY
(NIS in thousands)

	Share capital	Additional paid in capital	Capital fund	Foreign currency translation reserve	Retained earnings	Attributable to owners of the parent	Non-controlling interest	Total shareholders' equity

Balance – January 1, 2008	1,113	59,056	-	(414)	112,233	171,988	18,619	190,607
Profit for the year	-	-	-	-	(786)	(786)	1,053	267
Currency translation differences	-	-	-	783	-	783	(41)	742
Total comprehensive income for the year				783	(786)	(3)	1,012	1,009
Non-controlling interests in newly acquired subsidiary	-	-	-	-	-	-	3,350	3,350
Purchase of non-controlling interest	-	-	247	-	-	247	(9,362)	(9,115)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(269)	(269)
Balance - December 31, 2008	1,113	59,056	247	369	111,447	172,232	13,350	185,582
Profit for the year	-	-	-	-	30,436	30,436	1,092	31,528
Currency translation differences	-	-	-	39	-	39	13	52
Total comprehensive income for the year				39	30,436	30,475	1,105	31,580
Purchase of non-controlling interest	-	-	-	-	-	-	(7,559)	(7,559)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(101)	(101)
Disposal of subsidiary	-	-	-	231	-	231	(3,253)	(3,022)
Balance - December 31, 2009	1,113	59,056	247	639	141,883	202,938	3,542	206,480
Profit for the year	-	-	-	-	28,177	28,177	1,980	30,157
Currency translation differences	-	-	-	97	-	97	-	97
Total comprehensive income for the year				97	28,177	28,274	1,980	30,254
Public offering	331	69,807	-	-	-	70,138	-	70,138
Balance - December 31, 2010	1,444	128,863	247	736	170,060	301,350	5,522	306,872

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8	2 0 1 0(*)
	NIS			US Dollars
	(in thousands)
Cash flows - operating activities
Profit from continuing operations	29,327	29,600	3,763	8,262
Adjustments to reconcile net profit to net cash from continuing operating activities(Appendix A)	(8,890)	(14,803)	11,790	(2,504)
Net cash from continuing operating activities	20,437	14,797	15,553	5,758

Net cash from (used in) discontinued operating activities	(21)	2,876	3,346	(6)

Cash flows - investing activities
Acquisition of property plant and equipment	(6,206)	(1,839)	(3,109)	(1,749)
Proceeds from sale of property plant and Equipment	717	276	165	202
Additions to intangible assets	-	-	(300)	-
Additions to prepaid expenses	(1,077)	(1,086)	(1,579)	(303)
Long term deposit, net	14	(7)	(44)	4
Proceeds from realization (purchase) of marketable securities, net	(53,234)	663	16,714	(15,000)
Disposal of subsidiary	-	2,185	-	-
Purchase of subsidiaries	-	-	(5,664)	-
Net cash from (used in) continuing investing activities	(59,786)	192	6,183	(16,846)

Net cash used in discontinued investing activities	-	(30)	(36)	-

Cash flows - financing activities
Proceeds of Public offering, net	70,248	-	-	19,794
Deferred expenses related to Public Offering	-	(110)	-	-
Short-term bank credit, net	(3,609)	(3,362)	(1,797)	(1,017)
Purchase of additional shares in subsidiary	-	(2,314)	(9,250)	-
Repayment of loans	(1,016)	(1,601)	(1,369)	(286)
Proceeds of loans	1,200	487	6,803	338
Net cash from (used in) continuing financing activities	66,823	(6,900)	(5,613)	18,829

Net cash used in discontinued financing activities	(926)	(2,566)	(2,312)	(261)

Increase in cash and cash equivalents	26,527	8,369	17,121	7,474
Cash and cash equivalents at the beginning of the financial year	87,104	78,749	61,649	24,544
Net foreign exchange difference on cash and cash equivalents from discontinued activities	-	(14)	(21)	-
Cash and cash equivalents of the end of the financial year	113,631	87,104	78,749	32,018

(*)	Convenience Translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

A.	Adjustments to reconcile net profit to net cash from operating activities

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8	2 0 1 0(*)
	NIS			US Dollars
	(in thousands)

Revaluation of loans from banks and others	(11)	32	106	(3)
Deferred income taxes	1,343	739	(505)	378
Capital Gain on purchase of additional shares in subsidiary	-	(5,245)	-	-
Unrealized loss (gain) on marketable securities	(3,300)	(2,652)	5,186	(930)
Depreciation and amortization	5,815	5,777	5,022	1,638
Capital gain on disposal of property
plant and equipment	(47)	(85)	(85)	(13)
Employees benefit, net	237	50	545	67
Change in value of warrants to issue shares	-	(5)	(1,035)	-

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(8,470)	(7,196)	(4,665)	(2,385)
Decrease (Increase) in inventories	7,196	(10,986)	(3,789)	2,028
Decrease in long term receivables	760	103	-	214
Increase (Decrease) in trade and other payables, and other current liabilities	(12,413)	4,665	11,010	(3,498)

	(8,890)	(14,803)	11,790	(2,504)

Supplemental cash flow information:

Interest paid	449	627	835	127

Income tax paid	2,994	2,191	3,736	844

(*)	Convenience Translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 1	-	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description of Business:

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

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the CPI. As of December 31, 2003 when the economy ceased to be hyper-inflationary and the Company no longer adjusted its financial statements to the ISRAELI CPI, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

▪	Assets and liabilities measured by fair value: financial assets measured by fair value recorded directly as profit or loss.

▪	Inventories are stated at the lower of cost and net realizable value.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Basis of preparation (Cont.)

▪	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

▪	Liabilities to employees as described in note 2U.

C.	Foreign currencies

(1)	Functional and presentation currency

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements are presented in the New Israeli Shekel ("NIS"), which is the functional currency of the Company and the presentation currency for the consolidated financial statements. As for exchange rates and changes in them during the presented periods see note 2W.

(2)	Translation of foreign currency transactions

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

(3)	Recognition of exchange differences

Exchange differences are recognized in profit or loss in the period in which they a arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional, currency’). The consolidated financial statements are presented in ‘NIS’, which is the company’s functional and the group’s presentation currency.

(4)	Translation of the financial statements of foreign operations

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into Currency Units using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity under the heading of foreign currency translation reserve (attributed to non-controlling interests as appropriate).

On the disposal of a foreign operation, all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

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

Non-controlling interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling’s share of changes in equity since the date of the combination. Losses applicable to the non-controlling in excess of the non-controlling’s interest in the subsidiary's equity are allocated against the interests of the Group.

Changes in the Group's ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

F.	Business combination

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values at the acquisition date, except for other types of non-controlling interests are measured on the basis specified in another IFRS.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Business combination (Cont.)

The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Regarding the amendment to IFRS 3, "Business Combinations", see note 2(X)3.

G.	Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Regarding the amendment to IAS 36, "Impairment of Assets", see note 2(X)1

Regarding the amendment to IFRS 3, "Business Combinations", see note 2(X)3

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

	%
The annual depreciation and amortization rates are:

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

Intangible assets acquired separately

Intangible assets acquired in a business combination are identified and recognized separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. The cost of such intangible assets is their fair value at the acquisition date.

The estimated useful life and amortisation method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Intangible assets, except goodwill (Cont.)

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Regarding the amendment to IFRS 3, "Business Combinations", see note 2(X)3.

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

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Inventories (Cont.)

Cost determined as follows:

Raw material, components and packaging	-	by the "first-in, first-out" method;
Processing goods	-	cost of materials plus labor
finished products	-	on the basis of standard cost which approximates actual production cost (materials, labor and indirect manufacturing costs).
Products	-	weighted average method

M.	Financial assets

(1)	General

All financial assets are recognized and derecognized on trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition:

•	Financial assets ‘at fair value through profit or loss’ (FVTPL)
•	Loans and receivables

(2)	Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

•	It has been acquired principally for the purpose of selling in the near future; or

•	It is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	It is a derivative that is not designated and effective as a hedging instrument.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Financial assets (Cont.)

(4)	Impairment of financial assets (Cont.)

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Financial liabilities and equity instruments issued by the Group (Cont.)

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

Revenue from the sale of goods is recognized when all the following conditions are satisfied:

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

(3)	Dividend revenue

Dividend revenue from investments is recognized when the shareholder’s right to receive payment has been established.

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

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term. In instance of operating lease agreements where lease payments are not paid at the beginning of the lease period, or where the lease payments are reduced, and the Group is getting additional benefits from the lesser, operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Lease agreements with the ILA with respect to a parcel of land is classified as finance leases. The prepaid lease payments are recognized on the balance sheet as "Property, plant and equipment", and are amortized on a straight-line basis over the lease period.

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

Present obligations arising under onerous contracts are recognized and measured as provisions. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

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

At each balance sheet date, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss over the remaining vesting period, with a corresponding adjustment to the equity-settled employee benefits reserve.

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

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	Exchange Rates and Linkage Basis (Cont.)

(2)	Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and in the Israeli CPI:

	Representative exchange rate	Representative exchange rate	CPI “in
	of the Euro	of the dollar	respect of”
	(NIS per €1)	(NIS per $1)	(in points)
As of:
December 31, 2010	4.7379	3.549	108.0
December 31, 2009	5.4417	3.775	105.2

	%	%	%
Increase (decrease) during the:
Year ended December 31, 2010	(12.93)	(6)	2.66
Year ended December 31, 2009	2.73	(0.71)	3.91
Year ended December 31, 2008	(6.4)	(1.14)	3.80

X.	Adoption of new and revised Standards and interpretations

(1)	Standards and Interpretations affecting amounts reported in the current period (and/or prior periods)

•	IAS 17 (amendment) "Leases"

As part of Improvements to IFRSs (2009) issued in April 2009, the International Accounting Standards Board amended the requirements of IAS 17 Leases regarding the classification of leases of land. Prior to amendment, IAS 17 generally required leases of land with an indefinite useful life to be classified as operating leases. This was inconsistent with the general principles of the Standard, and the relevant guidance has been removed due to concerns that it could lead to accounting that did not reflect the substance of arrangements. Following the amendments, leases of land are classified as either ‘finance’ or ‘operating’ in accordance with the general principles of IAS 17. These amendments are effective for annual periods beginning on or after 1 January 2010, and they are to be applied retrospectively to unexpired leases at 1 January 2010 if the necessary information was available at the inception of the lease. Otherwise, the revised Standard will be applied based on the facts and circumstances existing on 1 January 2010 (i.e. the date of adoption of the amendments). The Company entered into a long term lease agreement with the ILA with respect to a parcel of land which its facilities were constructed. The lease payments were paid in advance. The prepaid lease payments which were recognized in the balance sheet as "Prepaid Expenses" were re-classified and presents now as to "Fixed Assets".

The adoption of the amendment has affected the financial position as follows:

	December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS	NIS	US Dollars

Increase in Property, plant and equipment	9,978	10,193	2,811
Decrease in long term prepaid expenses	9,978	10,193	2,811

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	Adoption of new and revised Standards and interpretations (Cont.)

(1)	Standards and Interpretations affecting amounts reported in the current period (and/or prior periods) (Cont.)

•	IAS 27 (Revised) "Consolidated and Separate Financial Statements"

The amendment provides, among other, that it is possible to designate changes in cash flows resulting from exposure to inflationary risks as specified items. In addition, the amendment states that the internal value, unlike the time value of purchased options, eligible to serve as a hedging instrument of a one party risk arising from a transaction anticipated. The standard is effective for annual periods beginning on or after January 1, 2010.

The affect of the amendment on the statement of cash flow of prior years is as follows:

	December 31,
	2 0 0 9	2 0 0 8
	NIS	NIS

Increase in cash flow from Investment activity	(2,314)	(9,250)
Decrease in cash flow from Financing activities	(2,314)	(9,250)

The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements as follows:

•	Transactions with non-controlling shareholders, in the context of which the company holds control of the subsidiary before and after the transaction, will be treated as capital transactions.

•	In the context of transactions, subsequent to which the company loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value.

•
The non-controlling interest in the losses of a subsidiary, which exceed its share in shareholders’ equity, will be allocated to it in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter.

 The standard is implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard is implemented prospectively.

•	Amendment to IFRS 8 Operating Segments

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

(2)	Standards and Interpretations adopted with no effect on financial statements

•	Amendments to IAS 7 Statement of Cash Flows (adopted in advance of effective date of 1 January 2010)

The amendments specify that only expenditures that result in a recognized asset in the statement of financial position can be classified as investing activities in the statement of cash flows.. The amendment is effective for annual periods beginning on or after January 1 2010.

•	Amendment to IAS 36 "Impairment of Assets"

The amendment states that in the allocation of goodwill to cash-generating units or groups of cash-generating units for impairment examination, each unit or group of units will not be a segment of activity, before grouping segments with similar economic characteristics to one sector. The standard is effective for annual periods beginning on or after January 1 2010.

•	Amendments to IAS 39 Financial Instruments: Recognition and Measurement - Eligible Hedged Items

The amendments provide clarification on two aspects of hedge accounting: identifying inflation as a hedged risk or portion, and hedging with options. The standard is effective for annual periods beginning on or after January 1 2010.

(3)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

•	IFRIC 19 - Extinguishing Liabilities with Equity Instruments

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

•	Amendment to IFRS 7 Financial instruments: Disclosures

In October 2010, an amendment to IFRS 7 Financial instruments: Disclosures was published. The amendment broadens the disclosures requirement regarding financial assets that were transferred to other parties (hereinafter - the amendment to IFRS 7), and will be effective for reporting periods commencing on July 1, 2011 or beyond.

Amendment to IAS 1 (revised) Presentation of Financial Statements

According to the amendment items in the statement of comprehensive income will be presented in the statement of changes in equity or in the disclosures to the financial statements. The amendment will be effective for reporting periods commencing January 1, 2011 or after. Earlier adoption is possible.

Amendment to IFRS 3(2008) Business combinations

The amendment of IFRS 3(2008) was issued to clarify that the new requirements for contingent consideration set out in IFRS 3(2008) should not be applied to business combinations whose acquisition date preceded the application of IFRS 3(2008). The amendments are effective for annual periods beginning on or after 1 July 2010, with earlier application permitted.

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

•
Revenue recognition - the Group has recognized in revenues amounted to NIS 348,358 thousands in the year ended December 31, 2010 (NIS 303,460 thousands in the year ended December 31, 2009) for selling food products. The Group has given the buyers a right to return the product. According to the Group's estimations the rate of the products returns, based on the Group's past experience regarding similar transactions, will not be more than 1.7% of total revenues. As a result, the group recognized the revenues and created an accrual for customer's returns, at the same time. Any change of 1% in the Group's estimation will increase \ decrease the Group's revenues in the amount of NIS 3,483 thousands (NIS 3,035 thousands in the year ended December 31, 2009).

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

The carrying amount of goodwill at the balance sheet date was NIS 1,936 thousand (USD 546 thousand), following disposal of Goodwill relating to a disposal of subsidiary in the amount of NIS 1,893 thousands (USD 501 thousand), an impairment loss in the amount of NIS 1,067 thousands recognized in the year ended December 31, 2008.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4	-	CURRENT ASSETS

A.	Cash and cash equivalents - composition

	December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)

Cash in bank	16,557	4,687	4,665
Short-term bank deposits	97,074	82,417	27,353
Total cash	113,631	87,104	32,018

B.	Other financial assets

	December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)
Financial assets carried at fair value through profit or loss (FVTPL)
Held for trading non-derivative financial assets
Shares	18,675	2,546	5,262
Governmental loan and other bonds	38,492	7,273	10,846
Certificate of participation in mutual fund	10,723	1,537	3,021
	67,890	11,356	19,129

C.	Trade receivables

(1)	Composition

	December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)

Trade receivables	84,299	79,029	23,751
Less - allowance for doubtful debts	1,603	1,277	452
	85,902	77,752	24,203

The average credit period on sales of goods is 90 days. Trade receivables are provided for based on estimated irrecoverable amounts from the sale of goods, determined by reference to past default experience.

Before accepting any new customer, the Group asses the potential customer's credit quality and defines credit limits by customer. Credit limits are examined periodically based on the Company's collection experience with each customer and additional external information. 97% of the Company's customers complied with their credit limits.

Of the trade receivables balance at the end of the year, NIS 9,301 thousand and 8,598 thousands (2009: NIS 12,526 thousands) are due from significant customers. There are no other customers who represent more than 10% of the total balance of trade receivables.

Included in the Group's trade receivable balance are debtors with a carrying amount of NIS 943 thousands (2009: NIS 547 thousands) which are past due at the reporting date for which the Group has not provided allowance for doubtful accounts as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral over these balances.

The average credit period for overdue customer debit balances is 45 days as of December 31, 2010.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4	-	CURRENT ASSETS (Cont.)

C.	Trade receivables (Cont.)

(2)	Aging of past due but not impaired

	December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)

0-120 days	943	547	266
Total	943	547	266
(3)	Movement in the allowance for doubtful debts

	December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)

Balance at beginning of the year	1,277	1,158	360
Amounts written off as uncollectible	-	(435)	-
Change in allowance doubtful debts	326	554	92
Balance at end of the year	1,603	1,277	452

D.	Other receivables

	December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)

Prepaid expenses	543	487	153
Income receivables	33	-	9
Government authorities	-	1,072	-
Advances to suppliers	1,087	229	307
Others	644	202	181
	2,307	1,990	650

E.	Inventories

	December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)

Raw and auxiliary materials	2,260	1,479	637
Finished products and goods in process	31,772	38,106	8,953
	34,032	39,585	9,590

Advances to suppliers	3,582	5,225	1,009
	37,614	44,810	10,599

The inventories are presented net of impairment provision.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 5	-	INVESTMENTS IN SUBSIDIARIES

A.	Consolidated Subsidiaries

The consolidated financial statements include the financial statements of the following Subsidiaries:

Subsidiary	Location	Jurisdiction of Organization	Company's Ownership Interest
			December 31,
			2 0 1 0	2 0 0 9

Gold Frost Ltd ("Goldfrost")	Israel	Israel	100.00%	100.00%
Shamir Salads (2006) Ltd ("Shamir Salads")	Israel	Israel	51.00%	51.00%
WF Kosher Food Distributors Ltd. ("WF")	USA	USA	100.00%	100.00%

B.
On July 27, 2009the Company announced that it has successfully completed its tender offer to purchase from the holders of shares and/or depositary interests of Goldfrost, all of the issued and outstanding share capital of Goldfrost not already held by the Company for a price of 7 pence per share or per depositary interest in cash.  This tender offer was commenced on June 22, 2009.

As of the time of expiration of the tender offer, an aggregate of 2,706,388 Goldfrost shares and depositary interests were duly tendered. Such shares and depositary interests constitute, together with the shares held by the Company, more than 95 per cent of the issued and outstanding share capital of Goldfrost. In accordance with Israeli law, the Company purchased all of the issued and outstanding Goldfrost shares and depositary interests were not owned by it (including those not tendered in the tender offer) at the tender offer price and paid an aggregate amount of approximately £370,430 for all such shares and depositary interests.

C.
On June 2009, Goldfrost had signed an agreement with a Danish Dairy distributor (the "Distributor") to sell its 51% interest in the Distributor to the Distributor and/or to the Distributor other shareholder ("Other Shareholder") for US$ 400 thousands. Goldfrost acquired its 51% interest from the Other Shareholder in February 2008.  According to the terms of the agreement, an amount equal to the balance of outstanding invoices owed by Goldfrost to the Distributor will be deducted as a down payment, and the rest will be paid by deduction in the purchase price by a pre-determined amount for each shipment of goods that Goldfrost will purchase from the Distributor or from the Other Shareholder, and the balance of the consideration, if any, will be paid in April 2011.  As of December 31, 2010 the outstanding balance equals NIS 410 thousands.

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

NOTE 6	-	LONG-TERM RECEIVABLES

Long term receivables consist of the outstanding balance owed by the Distributor (see Note 5 above). As of December 31, 2010 this balance is included in Other Receivables.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 7	-	PROPERTY PLANT AND EQUIPMENT

		Machinery			Computers
		and	Motor	Leasehold	and	Office
	Building	equipment	Vehicles	improvements	equipment	Furniture	Total
Consolidated Cost:
Balance - January 1, 2009	42,267	9,086	9,510	356	2,865	1,577	65,661
Changes during 2009:
Additions	159	825	531	158	83	115	1,871
Dispositions	-	-	(810)	-	-	-	(810)
Balances relating to subsidiary consolidated for the first time	-	-	(149)	-	(75)	(38)	(262)
Effect of foreign currency exchange differences	-	-	7	-	-		7
Balance - December 31, 2009	42,426	9,911	9,089	514	2,873	1,654	66,467
Changes during 2010:
Additions	629	820	4,233	70	425	29	6,206
Dispositions	-	-	(1,323)	-	-	-	(1,323)
Balance - December 31, 2010	43,055	10,731	11,999	584	3,298	1,683	71,350

Accumulated depreciation:
Balance - January 1, 2009	2,611	1,657	5,712	38	2,172	972	13,162
Changes during 2009:
Additions	1,643	936	1,216	35	409	171	4,410
Dispositions	-		(619)			-	(619)
Balances relating to subsidiary consolidated for the first time	-	-	(29)	-	(31)	(4)	(64)
Balance - December 31, 2009	4,254	2,593	6,280	73	2,550	1,139	16,889
Changes during 2010:
Additions	1,653	1,026	1,137	42	381	37	4,276
Dispositions	-	-	(653)	-	-		(653)
Balance - December 31, 2010	5,907	3,619	6,764	115	2,931	1,176	20,512
Net book value:
December 31, 2010	37,148	7,112	5,235	469	367	507	50,838
December 31, 2009	38,172	7,318	2,809	441	323	515	49,578
Net book value (Dollars in thousands):
December 31, 2010	10,467	2,005	1,475	132	103	143	14,325

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 8	-	GOODWILL

A.	Composition

	December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)
Cost
Balance at beginning of year	1,936	7,985	546
Additional amounts recognized from business combinations occurring during the year	-	-	-
Disposal of subsidiary	-	(2,960)	-
Balance at end of year	1,936	5,025	546

Accumulated impairment losses
Balance at beginning of year	-	4,156	-
Impairment losses recognized in the year	-	-	-
Disposal of subsidiary	-	(1,067)	-
Balance at end of year	1,936	3,089	546

Carrying amount
At the beginning of the year	1,936	3,829	546
At the end of the year	1,936	1,936	546

B.	Annual test for impairment

During 2010 and 2009, the Group assessed the recoverability of goodwill, and determined that there is no need of impairment in any of the cash-generating units. During 2008, the Group assessed the recoverability of goodwill, and determined that goodwill associated with the Group’s overseas marketing of refrigerated products activity was not recoverable and was written off in the amount of NIS 1,067 thousands.

On March 2010, the Group ordered from Giza-Zinger-Even Consulting, an assessment opinion for the recoverability of goodwill due to the purchase of 51% of the interest in Shamir Salads (2006) LTD (herewith in "Shamir Salads"). Based on this opinion, the Group determined that no impairment to goodwill was necessary. On March 2011, the Groups CFO examined the different criteria upon which the 2010 estimation was based on and determined that due to the improvement in Shamir Salads financial results and in consideration with criteria set by IAS 36, there is no need for an updated assessment to the Groups goodwill.

C.	Allocation of goodwill to cash-generating units

Goodwill has been allocated for impairment testing purposes to the following cash-generating units:

•	Export activity (Baron that was acquired in the year 2007 and was sold in the year 2009).

•	Export activity (WF established in 2007 and acquired the activity of Laish, a U.S. based distributor).

•	Salad production and marketing activity (Shamir Salads that was acquired in the year 2008).

•	Overseas marketing of refrigerated products activity (The distributor that was acquired in the year 2008 and was sold in the year 2009).

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 8	-	GOODWILL

C.	Allocation of goodwill to cash-generating units (Cont.)

Before recognition of impairment losses, the carrying amount of goodwill was allocated to the following cash-generating units:

	December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)

Marketing activity of chilled and frozen products (Goldfrost)	36	36	10
Export activity (WF)	3,089	3,089	870
Salad production and marketing activity (Shamir Salads)	1,900	1,900	535

D.	Allocation of goodwill to cash-generating units

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

NOTE 9	-	INTANGIBLE ASSETS

A.	Composition:

	December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)
Cost
Customers relationship	1,364	1,364	384
Brand name	3,570	3,570	1,006
technological know-how	439	439	124
	5,373	5,373	1,514

Accumulated amortization and impairment
Customers relationship	273	182	77
Brand name	901	429	254
technological know-how	132	88	37
	1,306	699	368

Amortized cost	4,067	4,674	1,146

B.	Amortization rates - see note 2J.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 10	-	DETAILS OF CURRENT LIABILITIES

A.	Trade payables

	December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)

Open accounts	20,266	34,926	5,710
Accrued expenses	659	641	185
Checks payables	12,034	13,815	3,390
	32,959	49,382	9,285

B.	Other payables and accrued expenses

Government authorities	3,124	382	880
Customer advances	572	451	161
Related parties	5,379	5,774	1,516
Accrued expenses	1,134	1,564	320
Other	117	805	33
	10,326	8,976	2,910

NOTE 11	-	BANK LOANS AND OTHER CREDIT PROVIDERS

A.	Loans and other credits Comprised as follows:

	Interest	Liabilities
	rate as of	Current		Non-current		Total
	December 31	As of December 31,
	2 0 1 0	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9
	annual	NIS in thousand		NIS in thousand		NIS in thousand
	%
Banks:
Overdraft	L+1/P+1-P+3.25	1,274	1,152	-	-	1,274	1,152

Loans:
CPI linked		-	-	-	-	-	-
In U.S dollars	L+1	-	1,324	-	-	-	1,324
Not linked	P-0.25 – P+3.25	4,506	7,619	309	97	4,815	7,716

Others:
CPI linked		-	277	-	-	-	277
		5,780	10,372	309	97	6,089	10,469

B.	Due dates as of December 31, 2010

Thousand NIS

First year - Current portion	886
Second year	309
Total	1,195

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 12	-	LIABILITIES UNDER FINANCE LEASE ARRANGEMENTS

Capital leases:

(1)	General

One of the Company's subsidiaries entered into several finance leasing arrangements of cars which ended during 2010. The group's commitment for lease payments is assured by the legal ownership of the lessor.

(2)	Capital lease assets

Net book value of the company's capital lease assets:

	December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)

Vehicles	-	491	-

NOTE 13	-	PROVISIONS

A.	Composition:

	Current		Non current		Total
	December 31,		December 31,		December 31,
	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9
	NIS	NIS	NIS	NIS	NIS	NIS
	(in thousands)

Legal claims	268	145	-	-	268	145
Total provisions	268	145	-	-	268	145

B.	Movement in Provisions:

	Legal claims
	NIS	US Dollars
	(in thousands)

Balance at the beginning of year 2010	145	41
Additional recognized provisions during the year	123	35
Provisions payments/ closing	-	-
Increase related to passage of time - currency differences	-	-
Balance at the end of year 2010	268	76

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13	-	PROVISIONS (Cont.)

C.	Additional information:

(1)
On February 13 2007, a suit was filed against the Company, in which a financial remedy was requested in the amount of NIS 144,543 due to the alleged violation of a distribution agreement and the illicit collection of payments. Over the course of 2007, a statement of defense and a response were filed, and preliminary proceedings were carried out. In addition, pre-trial hearings were held in which the Court instructed the parties to conclude their pre-trial proceedings and a date was set to file affidavits. In 2008, after the affidavits were filed, pre-trial hearings were held, in which the plaintiffs were given the opportunity to file a supplement to an opinion they submitted before November 5, 2008, and the defendant was given an opportunity for completion 30 days later. Inquiries in the case were completed and dates were set for the filing of affidavits. On September 6, 2009, both the plaintiffs and the Company filed their summations. The Company's legal counsel estimate that the Company has a reasonable chance to defend itself, but at the same time, the Company's legal counsel believe their opinion is conditional in light of the inquiries conducted for the case and in light of the court's remarks regarding the failure to disclose the entirety of the relevant documents. Therefore, the Company estimates that there is a chance the court will accept the plaintiff's claim, and therefore the Company's financial statements include a provision for the entire sum of the claim.

(2)
On February 21, 2007, a lawsuit was filed against Goldfrost by Cukierman & Co. Investment House Ltd. in the Tel Aviv-Jaffa Magistrates Court in the amount of NIS 273,852, claiming non payment of fees for professional services rendered. A statement of defense was filed. The Company's legal counsel estimate that the Company has a reasonable chance to defend itself but at the same time, the Company's legal counsel believe Goldfrost will have to pay a certain amount and therefore the Company's financial statements include a provision for a certain sum of the claim.

NOTE 14	-	EMPLOYEE BENEFITS

A.	Composition:

	December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)

Post Employment Benefits:
Benefits to retirees	1,281	1,044	361

Short term employee benefits:
Accrued payroll and related expenses	2,046	2,126	577
Short term absence compensation	1,011	851	285
	3,057	2,977	862

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 14	-	EMPLOYEE BENEFITS (Cont.)

B.	Defined benefit plans

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2 0 1 0	2 0 0 9

Discount rate	4.35%-4.5%	4.6%-4.8%
Expected return on the plan assets	2.35%-4.8%	2.6%-4.8%
Rate of increase in compensation	4%	4%

Expected rate of termination:
0-1 years	35%-60%	35%-60%
1-2 years	30%	30%
2-3 years	20%	20%
3-4 years	10%-15%	10%-15%
4-5 years	10%	10%
5 years and more	7.5%	7.5%

Assumptions regarding future mortality rates are based on mortality tables published and approved by the Ministry of Finance and updated as of December 31 2001. The mortality rate of an active beneficiary at retirement age (67 for men, 63 for women), is 0.6433% for men and 0.3574% for women.

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

Amounts recognized in profit or loss in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)

Current service cost	1,116	1,102	314
Interest cost	168	134	47
Expected return on the plan assets	(141)	(106)	(40)
Employer contribution	(1,035)	(948)	(292)
Interest losses on severance payment allocated to remuneration benefits	20	23	6
Actuarial losses (gains) recognized in the year	297	(35)	84
Benefit paid during the year	(188)	(120)	(53)
	237	50	66

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 14	-	EMPLOYEE BENEFITS (Cont.)

B.	Defined benefit plans (Cont.)

The expenses included in the income statement are as follows:

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)

Cost of sales	(8)	62	-
Selling expenses	151	(5)	(60)
General and administrative expenses	94	(7)	(62)
	237	50	(122)

Movements in the present value of the defined benefit obligation in the current period were as follows:

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)

Opening defined benefit obligation	3,778	2,806	1,065
Current service cost	1,116	1,102	314
Interest cost	168	134	47
Actuarial gains	262	211	74
Benefits paid	(890)	(475)	(251)
Closing defined benefit obligation	4,434	3,778	1,249

Movements in the fair value of the defined benefit assets in the current period were as follows:

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)

Opening defined benefit assets	2,734	1,812	770
Expected return on the plan assets	141	106	40
Actuarial gains (losses)	(35)	246	(10)
Employer contribution	1,035	948	292
Benefits paid	(702)	(355)	(198)
Interest losses on severance payment allocated to remuneration benefits	(20)	(23)	(6)
Closing defined benefit assets	3,153	2,734	888

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 14	-	EMPLOYEE BENEFITS (Cont.)

B.	Defined benefit plans (Cont.)

Adaption of the current value of defined benefit plan liability and the fair value of the plan's assets  to the assets and liabilities recognized in the Balance Sheets:

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)

Present value of funded liability	4,434	3,778	1,249
Fair value of plan assets - accumulated deposit in executive insurance	3,153	2,734	888
Net liability deriving from defined benefit obligation	1,281	1,044	361

Actual return on the plan's assets and compensation rights:

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)

Expected return on plan's assets	141	106	40
Actuarial gains (losses)	(35)	246	(10)
Actual return on plan's assets	106	352	30

Comparison to previous years:

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8	2 0 1 0
	NIS			US Dollars
	(in thousands)

Present value of obligation due to defined benefit plan	4,434	3,778	2,806	1,249
Fair value of plan assets	3,153	2,734	1,812	888
Plan deficit	1,281	1,044	994	361

C.	Short term employee benefits

(1)	Composition:

	December 31,
	2 0 0 9	2 0 0 8	2 0 0 9
	NIS	NIS	Dollars

Accrued payroll and related expenses	2,046	2,126	576
Short term absence compensation	1,011	851	285
Total	3,057	2,977	861

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 14	-	EMPLOYEE BENEFITS (Cont.)

C.	Short term employee benefits (Cont.)

(2)	Additional information:

(a)	Paid Vacation Days

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

The balance of the Group's vacation provision is in accordance with the vacation eligibility of each individual employee, according to the personal agreement between each employee and the company to which they belong, and in accordance with the employee's salary. The balance of the Group's vacation provision as of December 31 2010 is NIS 1,011 thousand (NIS 851thousand as of December 31 2009).

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

NOTE 15	-	INCOME TAXES

A.	Composition

	Year ended December 31
	2 0 1 0	2 0 0 9	2 0 0 8	2 0 1 0
	NIS			US Dollars
	(in thousands)

Current taxes	8,725	5,568	1,622	2,458
Taxes in respect of prior years	-	(1,264)	-	-
Deferred taxes (C. below)	(242)	739	(505)	(68)
	8,483	5,043	1,117	2,390

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15	-	INCOME TAXES (Cont.)

B.	Reconciliation of the statutory tax rate to the effective tax rate

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8	2 0 1 0
	NIS			US Dollars
	(in thousands)

Income before income taxes	37,810	34,643	4,880	10,654

Statutory tax rate	25%	26%	27%	25%
Tax computed by statutory tax rate	9,453	9,007	1,318	2,664

Tax increments (savings) due to:
Non-deductible expenses	146	304	1,180	41
Deferred tax in respect of losses for which valuation allowance was provided	-	-	1,110
Tax exempt income	(46)	(1,763)	(367)	(13)
Permanent differences	134	35	36	38
Temporary differences for which deferred taxes were not provided	(980)	(910)	(1,977)	(277)
Effect of decrease in tax rate on deferred taxes assets	-	19	5	-
Differences in the definition of capital and non-monetary items for tax purposes and financial reporting purposes	(15)	(23)	(22)	(4)
Previous year taxes	-	(1,264)	-	-
Other	(209)	(362)	(166)	(59)
	8,483	5,043	1,117	2,390

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15	-	INCOME TAXES (Cont.)

C.	Deferred Taxes

	December 31,
	2 0 1 0	2 0 0 9	2 0 1 0(*)
	NIS		US Dollars
	(in thousands)

Balance as of beginning of year	(70)	669	(20)
Charged to the consolidated income statements	242	(720)	68
Tax rate changes	-	(19)	-
Balance as of end of year	172	(70)	48

Deferred taxes arise from the following:
Allowance for doubtful accounts	397	319	112
Employees benefits	606	557	170
Carry forward tax losses	518	-	146
Depreciable fixed assets	(1,071)	(985)	(302)
Financial assets carried at fair value through profit or loss	(278)	39	(78)
	172	(70)	48

For 2010 - Deferred taxes were computed at rates of 25%.

D.	Reduction of Corporate Tax Rates

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

E.
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

(1)
The Company has agreed to pay the large supermarket retail chains in the organized market and to cretin of the customers in the private sector incentives calculated as a fixed percentage of the annual sales to such customer or incentives based on the increase in volume of sales to such customers in excess of a certain agreed amount with respect to the year 2009. The extent of such incentives varies between 0.5%-9% of the annual sales turnover of each relevant customer (depending on the agreement with each customer) and are usually awarded as part of a written annual framework agreement.

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

Each of the Management Services Agreements provided for monthly services fees equal to US$ 24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company’s consolidated pre-tax annual profits, if such profits are equal to or less than NIS 3.0 million (approximately USD 0.8 million), or at a rate of 5% if such profits exceed such level.

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

(3)
On April 1, 1997 the Company entered into an agreement to provide the Parent Company administrative services pursuant to which the Company may provide office facilities leased by the parent company for a monthly fee of NIS 4,500 (USD 1,268) to be adjusted annually for changes in the Israeli CPI.

(4)
The Company does not generally enter into written agency or other agreements with its suppliers. However, the Company has written agreements with eighteen foreign suppliers that confirm the exclusive appointment of the Company as the sole agent and/or distributor of such suppliers either with respect to a specific product or with respect to a line of products, within the State of Israel.

(5)
Shamir Salads signed distribution agreements with 25 distributors that distributes Shamir Salads products all over Israel for a commission that range between 6% to 16% of the distributor sales, depending of the customer. Shamir Salads has no commitment to any of those distributors for ongoing relationship.

(6)
Shamir Salads leases two joined buildings for its operation (factory, logistics and head office) – the first is 2,516 square meters, the monthly rent is NIS 40,432 (linked to the CPI from December 2005) and the lease ends on January 2012. The second is 2,192 square meters, the monthly rent is NIS 41,141 (linked to the CPI from December 2005) and the lease ends on January 2012.

In addition to these two joined buildings, Shamir Salads leases cooling chambers and offices located in Beer-Sheva and in Miluot.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16	-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

(B)	Contingent liabilities

(1)
On February 13 2007, a suit was filed against the Company, in which a financial remedy was requested in the amount of NIS 144,543 due to the alleged violation of a distribution agreement and the illicit collection of payments. On September 6, 2009, both the plaintiffs and the Company filed their summations. The Company's legal counsel estimate that the Company has a reasonable chance to defend itself, but at the same time, the Company's legal counsel believe their opinion is conditional in light of the inquiries conducted for the case and in light of the court's remarks regarding the failure to disclose the entirety of the relevant documents. Therefore, the Company estimates that there is a chance the court will accept the plaintiff's claim, and therefore the Company's financial statements include a provision for the entire sum of the claim.

(2)
On February 21, 2007, a lawsuit was filed against Goldfrost by Cukierman & Co. Investment House Ltd. in the Tel Aviv-Jaffa Magistrates Court in the amount of NIS 273,852, claiming non payment of fees for professional services rendered. A statement of defense was filed. The Company's legal counsel estimate that the Company has a reasonable chance to defend itself but at the same time, the Company's legal counsel believe Goldfrost will have to pay a certain amount and therefore the Company's financial statements include a provision for a certain sum of the claim.

(3)
In September 2007, Thurgeman Construction Co. Ltd. ("Thurgeman") filed a claim against the Company in the District Court of Tel Aviv for the amount of NIS 4,449 thousand (plus VAT) (USD 1,253 thousand) regarding a dispute in connection with the construction of the Company's logistics center in Yavne (the "Project") pursuant to a contract between the parties, dated as of September 9, 2005.  Under the terms of the contract, Thurgeman was to serve as the operating contractor for the construction of the frame and the surrounding portions for the construction of the Project.

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

At the end of November 2007, the Company filed a statement of defense, which included a counterclaim against Thurgeman and its executive, Dotan Thurgeman, which contained among other things, a claim of defamation, a claim for damages caused by the delay in delivery of the completed Project, and damages caused by Thurgeman's poor and careless work on the Project. The sum of the damages claimed by the Company in the counterclaim was NIS 5 million (USD 1.4 million). In February 2008, Thurgeman filed a response to the counter claim. The parties started performing the preliminary proceedings.

At the current preliminary stage of the dispute, the Company's management and legal counsel cannot assess the chances of the parties.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16	-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

(B)	Contingent liabilities (Cont.)

(4)
On July 7, 2008, WF filed a lawsuit in the Supreme Court of the State of New York, Country of New York, against Laish Israeli Food Ltd., Laish Dairy Ltd., 860 Nostrand Associates Llc., Arie Steiner, Eli Biran (WF's former CEO) and others. The plaintiffs assert claims, inter alia, of fraud, conversion and breach of contract against the seller and former principal of Laish Israeli Food and related parties. Certain defendants have filed motions to dismiss the claim. On August 27, 2008, 860 Nostrand Associates LLC. Filed a lawsuit against the Company, in the amount of US$  142,949(which shall be adjusted according to the alleged rent period) claiming that the defendant is liable to it as a guarantor of a certain lease that was allegedly signed by WF. Damages are being sought. The discovery process in the proceedings has commenced and is ongoing. Limited discovery remains to be completed before the hearing which is not scheduled yet.

(5)
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

(6)
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

On June 17, 2009, the Sellers filed a petition with the district court in Tel Aviv for temporary relief against the Company and others, a declaratory judgment and other relief in connection with an alleged fundamental breach by the Company of the Shamir Agreement, and for the return of the shares in Shamir Salads and the consideration paid therefore. In a hearing which took place on June 22, 2009, the parties agreed (i) to suspend the court proceedings between the parties, (ii) to appoint an arbitrator in all aspects of the dispute, (iii) to hear the claims of both parties arising from the dispute, and (iv) that the application for temporary relief filed by the Sellers be removed. The temporary injunction against the Sellers will remain in effect until the end of the arbitration proceedings. In the framework of these proceedings, the Company submitted a claim for declaratory relief pursuant to which the Seller’s notice of cancellation of the Shamir Agreement was given unlawfully and is void, as well as for an advance that was paid in excess and of additional damages that was caused to the Company in the amount of approximately NIS 3.9 million (US$ 1.1 million).

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16	-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

(B)	Contingent liabilities (Cont.)

(6)	Cont.

On August 4, 2009, the Sellers submitted a counterclaim against the Company and others for declaratory orders determined in proceedings that were submitted to the court, as well as for payment to Sellers of a sum of NIS 6.97 million (US$ 1.9 million) for non-payment of the consideration in the Shamir Agreement and tarnishing the Sellers’ reputation and good name, and a sum of NIS 3.5 million (US$ 1.0 million) to Shamir Salads for damages that the Company allegedly caused to Shamir Salads and its reputation, as well as a petition to split relief. Claims for additional relief against additional defendants (but not including the Company) were also included in the framework of the claim. The evidentiary stage of the arbitration proceedings commenced on November 3, 2009 On December 24, 2009 the sellers submitted a request, which was accepted, to correct its statement of claim. On January 27, 2010, the Company submitted an amended statement of defense. On February 28, 2010, the Sellers submitted an amended statement of reply. Hearings regarding the arbitration took place from November 2009 and further hearings will take place during 2011. The Company, based on the opinion of its legal counsel, believes that the plaintiffs' likelihood of success in the proceedings is low and the Company's success in the proceedings is higher than 50 percent.

(7)
On November 2010, the Company was served with a purported class action lawsuit alleging that it misled its customers by illegally marking a lower calorie value of a product than its real value. The groups which the lawsuit desires to represent include any Israeli resident who bought this product due to such person’s preference for low calorie product (the “Group”). The plaintiff appraises the group's damages at NIS 2.5 million (approximately US$ 700 thousand). On January 2011, the Company presented the prosecution with an official notice from the products manufacture together with test results from an external laboratory that the calorie value indicated on the product was accurate. At the current preliminary stage of the dispute, the Company's management and legal counsel cannot assess the chances of the parties.

NOTE 17	-	SHAREHOLDERS' EQUITY

Composition:

	Ordinary shares
	of NIS 0.1 par value each
	December 31
	2 0 1 0	2 0 0 9

Authorized share capital	50,000,000	50,000,000
Issued and outstanding	13,573,679	10,267,893

On March 17, 2010, the Company raised a US$ 20.0 million through a public offering of its ordinary shares. The Company issued a total of 3,305,786 ordinary shares at a purchase price of US$ 6.05 per share, and the Company also granted to the underwriter an option, exercisable within 30 days from the date of the public offering, to purchase up to an additional 330,579 ordinary shares. This option expired without the underwriter's exercise of such option. After deducting closing costs and fees, the Company received net proceeds of approximately US$ 19.0 million.

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

The options granted vest in three equal annual instalments commencing August 2010 and will expire in 2, 3 and 4 years, respectively.

The Company utilizes the Black-Scholes model. The Company estimated the fair value, utilizing the following assumptions (all in weighted averages):

2 0 1 0

Risk-free interest rate	2.5%-3.7%
Expected life of options	2-4 years
Expected annual volatility	45%-51%

Share options exercised during the year.

The following share options were exercised during the year.

	Number		Share price at
Option series	exercised	Exercise date	exercise date

August 2009	7,000	August 20	10.61
	3,333	October 3	10.61
	12,999	October 10	10.61
	667	October 11	10.61
	4,666	October 12	10.61
	1,167	October 16	10.61

A summary of the status of the Company’s stock option plans as of December 31, 2010, 2009 and changes during the years then ended, is presented below:

	Number of options
	Year ended December 31
	2 0 1 0		2 0 0 9
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		(NIS)		(NIS)

Balance at the beginning of the year	135,000	10.73	19,000	14.04
Granted	-	-	135,000	11.5
Exercised	29,832	10.61	7,000	13.53
Forfeited	28,667	-	12,000	-
Balance at the end of the year	76,501	10.61	135,000	10.73

Options exercisable at the year end	-	-	-	-

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 19	-	SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

A.	Revenues

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8	2 0 1 0
	NIS			US Dollars
	(in thousands)

Sale of products manufactured by the group	77,215	73,596	70,248	21,757
Sale of other products	271,143	229,786	218,625	76,399
Income from services provided	-	62	52	-
Commissions	-	16	143	-
	348,358	303,460	289,068	98,156

B.	Cost of sales

Purchases	209,156	200,351	198,787	58,934
Materials consumed	10,179	10,076	9,123	2,868
Salaries and related expenses	6,638	6,205	5,673	1,870
Loss on firmly committed orders	-	(3,500)	3,500	-
Transportation	1,884	1,874	2,031	531
Depreciation and amortization	2,490	2,724	2,567	702
Maintenance and rent	6,037	7,805	7,911	1,701
Other manufacturing costs and expenses	5,846	2,518	2,169	1,647
	242,230	228,053	231,761	68,253
Change in raw materials	(407)	1,094	(986)	(115)
Change in finished goods and in goods in process	5,749	(9,578)	(1,936)	1,620
	247,572	219,569	228,839	69,758

C.	Selling expenses

Salaries and related expenses	14,179	12,949	12,877	3,995
Sales commissions	5,942	5,606	4,623	1,674
Maintenance and rent	5,765	4,801	3,700	1,624
Vehicles	5,634	4,544	5,144	1,588
Advertising and promotion	7,253	3,920	2,195	2,003
Depreciation and amortization	1,223	2,199	1,544	345
Others	5,052	1,579	1,717	1,464
	45,048	35,598	31,800	12,693

D.	General and administrative expenses

Salaries and related expenses	14,426	12,583	8,305	4,064
Office maintenance	1,224	1,351	1,279	345
Professional fees	3,440	3,382	3,653	969
Vehicles	677	790	509	191
Depreciation and amortization	516	854	911	146
Bad and doubtful debts	433	456	702	122
Communication	265	214	308	75
Other	1,236	821	1,196	348
	22,217	20,451	16,863	6,260

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 19	-	SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Cont.)

E.	Employees benefit costs

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8	2 0 1 0
	NIS			US Dollars
	(in thousands)

Payroll	34,479	31,406	26,310	9,715
Salary expenses relating Stock Incentive Plan
Employee Benefit Plan expenses	237	50	545	67
	35,243	31,737	26,855	9,930

F.	Depreciation and amortization

Depreciation of fixed assets	4,276	(*) 4,381	(*) 4,349	1,205
Amortization of Intangible assets	607	421	278	171
Amortization of prepaid rental expenses	932	(*) 975	(*) 395	262
	5,815	5,777	5,022	1,638

NOTE 20	-	OTHER INCOME AND EXPENSES

A.	Other income

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8	2 0 1 0
	NIS			US Dollars
	(in thousands)

Capital gain on fixed assets realization	47	85	85	13
Capital Gain on purchase of additional shares in subsidiary	-	5,245	-	-
Other	-	-	50	-
	47	5,330	135	13

B.	Other expenses

Loss from statutory suit	-	-	1,981	-
	-	-	1,981	-

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 21	-	FINANCE INCOME AND EXPENSES

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8	2 0 1 0
	NIS			US Dollars
	(in thousands)
A. Financing income:

Interest income:
Short-term bank deposits	1,367	597	1,474	385
Changes in value of debentures held for trading	402	76	348	113
Other	29	162	198	8
Total interest income	1,798	835	2,020	506
Other:
Changes in fair value of financial assets at fair values	3,300	2,652	(4,836)	931
Realized gain on derivatives	-	-	243	-
Foreign currency differences	299	(884)	(1,602)	84
Dividends	146	141	8	41
Total financing income	5,543	2,744	(4,167)	1,562

B. Financing expenses:

Interest expenses:
Bank credit	61	240	343	17
Short-term loans	267	238	226	75
long-term loans	112	126	130	32
Lease obligations	9	34	52	3
Other	-	140	82	-
Total interest expense	449	778	833	127

Other:
Decrease in values of warrants to issue shares	-	(5)	(1,035)	-
Realized loss on derivatives	44	77	-	13
Foreign currency differences	98	(152)	286	28
Bank fees	698	564	584	197
Other	12	11	5	3
Total Other costs	852	495	(160)	241
Total financing costs	1,301	1,273	673	368

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 22	-	EARNING PER SHARE

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8	2 0 1 0
	NIS			US Dollars
	(in thousands)
A. Basic earnings per share:

Profit for the year from continuing operations attributable to equity holders of the parent	27,347	28,836	3,156	7,705
Profit for the year from discontinued operations attributable to equity holders of the parent	830	1,600	(3,942)	234
Earnings used in the calculation of basic earnings per share from continuing operations	28,177	30,436	(786)	7,939

B. Diluted earnings per share:

Profit used to compute basic earning per share from continuing operations	27,347	28,836	3,156	7,705
Profit used to compute diluted earning per share from continuing operations	27,347	28,836	3,156	7,705
Profit used to compute basic earning per share from discontinued operations	830	1,600	(3,942)	234
Profit used to compute diluted earning per share from discontinued operations	830	1,600	(3,942)	234
Weighted average number of shares used in computing basic earnings per share from continuing operations	12,876,294	10,267,893	10,267,893	12,876,294
Weighted average number of shares used in computing diluted earnings per share from continuing operations	12,876,294	10,267,893	10,267,893	12,876,294
Weighted average number of shares used in computing basic earnings per share from discontinued operations	12,876,294	10,267,893	10,267,893	12,876,294
Weighted average number of shares used in computing diluted earnings per share from discontinued operations	12,876,294	10,267,893	10,267,893	12,876,294

C.
As of December 31, 2010 and 2009 there are no potential ordinary shares. As of December 31, 2008, 561,982 potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares for the purposes of diluted earnings per share.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23	-	NON-CASH TRANSACTION

A.
During 2009 Goldfrost had signed an agreement to sell Goldfrost's 51% interest in the distributor  for US$ 400 thousand that were not paid in cash but as follows: according to the terms of the agreement, an amount equal to the balance of outstanding invoices owed by Goldfrost to the Distributor will be deducted as a down payment, and the rest will be paid by deduction in the purchase price by a pre-determined amount for each shipment of goods that Goldfrost will purchase from the Distributor or from the Buyer, and the balance of the consideration, if any, will be paid in April 2011. As of December 31 2010 the outstanding balance is NIS 410 thousands.  After the balance sheet date the balance was paid in full.

B.
During 2008 the group has made a commitment to pay royalties for a brand name in the amount of NIS 2,000 in thousands over a three years period. As of December 31, 2010 the amount not yet paid in cash is NIS 1,085 in thousands.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24	-	FINANCIAL INSTRUMENTS

A.	Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

B.	Categories of financial instruments

	As of December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)

Financial assets
Held for trading	67,890	11,356	19,129
Trade and other receivables (including cash and cash equivalents)	200,210	166,130	56,413
Financial liabilities
Held for trading	-	-	-
Amortized cost	57,928	74,299	16,322

C.	Objectives of managing financial risks

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

During the report period, no change occurred in the exposure to market risks or in the way by which the Group manages or measures the risk.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24	-	FINANCIAL INSTRUMENTS (Cont.)

E.	Other price risks

The Group is exposed to price risks of - shares, certificate of participation in mutual fund and bonds, which are classified as financial assets carried at fair value through profit or loss.

The carrying amount of the investments exposed to price risks of shares, certificate of participation in mutual fund and bonds is NIS  67,890 thousands (USD 19,083 thousands).

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

	2 0 1 0	2 0 0 9
	NIS	NIS

Profit or loss (1)	6,789	1,136

F.	Credit risk

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

Aging of impaired trade receivables:

	December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS	NIS	US Dollars

0-120 days	-	-	-
120-150 days	-	-	-
150 days and above	1,603	1,277	452
Total	1,603	1,277	452

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24	-	FINANCIAL INSTRUMENTS (Cont.)

G.	Liquidity risk management

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

(1)	Maturity profile of outstanding financial liabilities'

	1 year	1-5 years	Total
2010
Interest free	42,057	1,282	43,339
Lease agreement liability	548	436	984
Instruments bearing variable interest	-	-	-
Total	42,605	1,718	44,323

2009
Interest free	63,830	-	63,830
Lease agreement liability	277	-	277
Instruments bearing variable interest	10,105	97	10,202
Total	74,212	97	74,309

(2)	Non derivatives financial instruments

The following table presents the Group's maturity profile for its non-derivatives financial instruments based on their contractual maturity. These financial instruments include interest relating to these assets, except for cases when the Group anticipates that the cash flow will occur on a different period.

	1 month	1-3 Months	1-12 Months	1-5 Years	Total
	NIS	NIS	NIS	NIS	NIS

2010
Financial instruments which bear interest	97,074	49,727	-	-	146,801
Financial instruments which do not bear interest	45,258	75,862	179	-	121,299
Financial instruments which do not bear interest	142,332	125,589	179	-	268,100

2009
Financial instruments which do not bear interest	114,083	51,835	7,922	3,646	177,486

The total amount of the unused credit as for the date of the balance sheet is NIS 60 million. The Group anticipates that it will be able to repay its other liabilities using its operating cash flows and by redemption of its financial instruments.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24	-	FINANCIAL INSTRUMENTS (Cont.)

H.	Exchange rate risk

The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at reporting date are as follows:

	Liabilities		Assets
	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9
	NIS	NIS	NIS	NIS

USD	6,341	20,257	11,501	5,811
EUR	2,185	5,676	6,433	73
DKK	-	-	-	-
Other	-	58	-	-

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

	USD Impact	EUR Impact
	2010	2010
	NIS	NIS

Profit or loss (1)	516	425

	USD Impact	EUR Impact
	2009	2009
	NIS	NIS

Profit or loss (1)	1,445	560

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24	-	FINANCIAL INSTRUMENTS (Cont.)

H.	Exchange rate risk (Cont.)

Forward foreign exchange contracts (Cont.)

The following table details the forward foreign currency (FC) contracts outstanding as at reporting date:

	Average		Foreign
	exchange rate		Currency		Contract value		Fair value
	2010	2009	2010	2009	2010	2009	2010	2009
	NIS		Currency thousands		NIS thousands
Cash Flows hedges
Purchase of EUR sell NIS	4.734	-	1,000	-	18	-	18	-
Purchase of EUR sell NIS	4.755	-	1,000	-	(14)	-	(14)	-
Purchase of EUR sell NIS	4.787	-	600	-	(29)	-	(29)	-
Purchase of EUR sell NIS	4.787	-	400	-	(19)	-	(19)	-
							44	-

I.	Fair value of financial instruments

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24	-	FINANCIAL INSTRUMENTS (Cont.)

I.	Fair value of financial instruments (Cont.)

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

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

financial assets ‘at fair value through profit or loss’ (FVTPL)
Marketable securities	67,890	-	-	67,890
Total	67,890	-	-	67,890

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
financial assets ‘at fair value through profit or loss’ (FVTPL)
Marketable securities	11,356	-	-	11,356
Total	11,356	-	-	11,356

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25	-	DISCONTINUED OPERATIONS

A.	Disposal of export operation

During 2009, Goldfrost signed an agreement to sell Goldfrost's 51% interest in a Danish dairy distributor ("Distributor") to the Distributor and/or to the Distributor other shareholder ("Other Shareholder") for US$ 400 thousand. Goldfrost acquired its 51% interest from the Other Shareholder in February 2008.  According to the terms of the agreement, an amount equal to the balance of outstanding invoices owed by Goldfrost to the Distributor will be deducted as a down payment, and the rest will be paid by deduction in the purchase price by a pre-determined amount for each shipment of goods that Goldfrost will purchase from the Distributor or from the Other Shareholder. As of April 2011, all the US$ 400 thousand mentioned above was paid to Goldfrost.

Goldfrost was granted the exclusive right to distribute all of the products of the Distributor and the Other Shareholder in Israel until April 2012, as long as Goldfrost purchases a minimum quantity of products from the Distributor or from the Other Shareholder at fair market prices and that meet specified quality standards.

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

The disposals of Baron and the Danish dairy distributor carried out all of the Group’s export operation.

B.	Net assets of the sold subsidiaries at the date of the disposal

	Danish
	Distributor	Baron	Total
	NIS

Assets sold, Net	747	4,481	5,228
Goodwill	-	1,893	1,893
	747	6,374	7,121
Non-controlling interest	(369)	(2,816)	(3,185)
Realization of Foreign currency translation reserve	9	154	163
Profit (loss) from disposal of subsidiary	1,226	(1,520)	(294)
Total proceeds	1,613	2,192	3,805
Exchange of debt in return for goods	(757)	-	(757)
Proceeds received by credit	(863)	-	(863)
Net cash flow from disposal of investment in subsidiaries	(7)	2,192	2,185

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25	-	DISCONTINUED OPERATIONS (Cont.)

C.	Analysis of profit for the year from discontinued operations

The profits and cash flows from discontinued operation have been re-presented to include this operation classified as discontinued in the presented years ended December 31, 2008 and 2007.

The results of the discontinued operation (i.e. export operation) included in the income statement are set out below.

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8	2 0 1 0
	NIS			US Dollars

Profit for the year from discontinued operations:
Revenue	-	30,533	63,442	-
Expenses	(830)	28,197	66,601	(234)

Loss before tax	830	2,336	(3,159)	234
Attributable income tax expense	-	114	337	-
	830	2,222	(3,496)	234

Loss related to discontinued operations (including disposal of foreign currency translation reserve in the amount of NIS 231 thousand)	-	(294)	-	-
Profit (Loss) for the year from discontinued operations	830	1,928	(3,496)	234
Profit (Loss) for the year from discontinued operations attributable to owners of the Company	830	1,600	(3,942)	234

The disposal of Baron and Danish dairy together with previously abandoned operations of WF construed the exit of the export operations. As such, the results of Baron, Danish dairy and WF has been presented as discontinued operations. These financial statements have been recasted to show these operations as discontinued in all periods presented.

NOTE 26	-	SEGMENT INFORMATION

A.	Adoption of IFRS 8 Operating Segments

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 26	-	SEGMENT INFORMATION (Cont.)

A.	Adoption of IFRS 8 Operating Segments (Cont.)

The principal of operations are import, manufacturing and export. The Group’s reportable segments under IFRS 8 are therefore as follows:

Import segments - derive its revenues from importing and marketing food products to grocery stores, supermarkets and grocery retail chains.

Manufacturing segment - derive its revenues from manufacturing and marketing food products to grocery stores, supermarkets and grocery retail chains.

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

The segment information reported on the next pages does not include any amounts related to the revenues and expenses for the discontinued export operation, which is described in more detail in note 25.

Information regarding the Group’s reportable segments for years ended December 31, 2008 and 2007, which is presented below, has been restated to conform to the requirements of IFRS 8.

B.	Data regarding business segments

Year ended December 31, 2010

	Import	Manufacturing	Adjustments	Total

Year ended December 31, 2010:
Revenues from external customers	271,143	77,215	-	348,358
Revenues from subsidiaries	-	-	-	-
Total revenues	271,143	77,215	-	348,358

Profit before income taxes	31,957	5,853		37,810
Income taxes	6,991	1,492		8,483
Profit from continuing operations	24,966	4,361	-	29,327

	Import	Manufacturing	Discontinued Export Operations	Adjustments	Total

December 31, 2010:
Total segment assets	327,724	39,560	-	-	367,284
Segment liabilities	34,025	26,387	-	-	60,412

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 26	-	SEGMENT INFORMATION (Cont.)

B.	Data regarding business segments (Cont.)

Year ended December 31, 2009

	Import	Manufacturing	Adjustments	Total

Year ended December 31, 2009:
Revenues from external customers	229,848	73,612	-	303,460
Revenues from subsidiaries	104	-	(104)	-
Total revenues	229,952	73,612	(104)	303,460

Profit before income taxes	34,185	458	-	34,643
Income taxes	4,869	174	-	5,043
Profit from continuing operations	29,316	284	-	29,600

	Import	Manufacturing	Discontinued Export Operations	Adjustments	Total

December 31, 2009:
Total segment assets	243,974	38,769	45	(69)	282,719
Segment liabilities	(43,635)	(29,639)	(3,034)	69	(76,239)

Year ended December 31, 2008

	Import	Manufacturing	Adjustments	Total

Year ended December 31, 2009:
Revenues from external customers	218,820	70,248	-	289,068
Revenues from subsidiaries	379	143	(522)	-
Total revenues	219,199	70,391	(522)	289,068

Profit before income taxes	3,645	1,235	-	4,880
Income taxes	750	367	-	1,117
Profit from continuing operations	2,895	868	-	3,763

	Import	Manufacturing	Discontinued Export Operations	Adjustments	Total

December 31, 2009:
Total segment assets	216,205	39,948	18,237	(1,048)	273,342
Segment liabilities	(42,914)	(31,102)	(14,792)	1,048	(87,760)

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 27	-	RELATED PARTIES

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

A.	Transactions with Related Parties

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8	2 0 1 0
	NIS			US Dollars
	(in thousands)

Purchases of goods	731	1,174	586	206

Participation in expenses	146	76	70	41

Management fees	2,699	2,813	2,650	760

Bonus	4,211	4,078	75	1,187

B.	Balances with Related Parties

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)

Due to officers	4,491	4,179	1,265

Parent company	889	1,595	250

NOTE 28	-	GUARANTEES AND PLEDGES

The Company has pledged all of its assets (including its outstanding share capital and goodwill of the Company) in favor of to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company’s suppliers. The outstanding amount of such letters of credit as of December 31, 2010 was approximately NIS 8,361 thousand (US$ 2,356 thousand).

Shamir Salads obligations in favor of banks (bank credit and bank loans) as of December 31, 2010 on the amount of NIS 5,203 thousands (US$ 1,466 thousands) are secured with fixed liens on its share capital and goodwill, and floating liens on its factory, assets, rights and other assets and a fixed lien, unlimited in amount, on its share capital and goodwill. In addition Shamir Salads registered a fixed lien and first pledge on part of its equipment and pledge on its insurance rights. Shamir Salads also has financial lease obligation which is secured by the vehicles relating to the lease.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 28	-	GUARANTEES AND PLEDGES (Cont.)

Secured liabilities of the Group:

	As of December 31,
	2 0 1 0	2 0 0 9	2 0 1 0
	NIS		US Dollars
	(in thousands)

Bank credit	1,274	1,241	359
Bank loans	4,815	8,096	1,357
Liability relating to Lease agreement	-	277	-
	6,089	9,614	1,716

NOTE 29	-	SUBSEQUENT EVENTS

(1)	During January – March 2011, 15,000 employee stock options (from the August 2009 Option Plan) were exercised to 15,000 ordinary shares of the Parent company.

(2)
On January 2011, the Company was served with a purported class action lawsuit alleging that it misled its customers by misleadingly labeling a product that the Company imports. The groups which the lawsuit desires to represent include any Israeli resident who bought this product due to such person’s preference. The plaintiff appraises the group's damage at NIS 3 million (approximately US$ 845 thousand).

An application was filled to approve a class action in accordance with the Class Action according the Israeli Class Action Law (2006). At the current preliminary stage of the dispute, the Company's management and legal counsel cannot assess the chances of the parties.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

By:	/s/ Joseph Williger
Joseph Williger
Chief Executive Officer

Date:  June 30, 2011

EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (1)
1.2	Articles of Association of the Company, as amended (4)
2.1	Specimen of Certificate for ordinary shares (2)
4.1	Share Option Plan (2)
†4.2	Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated June 1, 1998 (3)
†4.3	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated August 1, 2005 (4)
†4.4	Management Agreement between the Company and Zwi W. & Co. Ltd., dated June 1, 1998 (3)
†4.5	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated August 1, 2005 (4)
†4.6	Lease of Company’s premises with Titanic Food Ltd., dated November 23, 1998 (3)
†4.7	Services Agreement between the Company and Willi Food, dated April 1, 1997 (3)
†4.8	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (4)
†4.9	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (4)
4.10	Relationship Agreement between the Company, Gold Frost, Willi Food, Zwi Williger and Joseph Williger dated February 28, 2006 (4)
4.11	Placing Agreement between the Company, Gold Frost, certain officers of Gold Frost and Corporate Synergy dated March 2, 2006 (4)
4.12	Lock In Agreement, between the Company, Gold Frost, Corporate Synergy and certain officers of Gold Frost, dated March 2, 2006 (4)
4.13	Securities Purchase Agreement, dated as of October 25, 2006, among the Company and the investors identified on the signature pages thereto. (5)
4.14	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (5)
4.15	Asset Purchase Agreement, dated as of January 19, 2007, by and among the Company, WF Kosher Food Distributors, Ltd., Laish Israeli Food Products Ltd. and Arie Steiner.(6)
†4.16	Agreement, dated February 11, 2007, between the Company and Mr. Ya'acov Baron, Ms. Hedva Baron, Mr. Li'or Baron, Ms. Gozlan Or'na and Ms. Michal Baron Sha'hak. (6)
†4.17	Agreement, dated January 2, 2008, between the Company and Mr. Jacob Ginsberg, Mr. Amiram Guy and Shamir Salads 2006 Ltd. (7)
4.18	Share Purchase Agreement, dated February 13, 2008, between Gold Frost and Kirkeby Cheese Export A/S. (7)
4.19	Shareholders Agreement, dated February 13, 2008, between Gold Frost and Kirkeby Cheese Export A/S. (7)
4.20	Co-operation Agreement, dated January 1, 2008, between Kirkeby Cheese Export A/S, Haarby Mejeri/Kirkeby Dairy ApS and Kirkeby International Foods A/S. (7)

8.1	Subsidiaries of the Company*
12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.(a).1	Consent of Independent Registered Public Accounting Firm*

†	English translations from Hebrew original.
(1)	Incorporated by Reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.
(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(5)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.
(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.
(7)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
*	Filed Herewith