Form 20-F
period 2011-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2012-04-30
CIK 1030997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

The registrant had 13,043,538 ordinary shares, NIS 0.10 nominal value per share as of December 31, 2011.

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

Yes ☒   No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files):

Yes  ☐   No ☐

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

Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. Dollars or NIS as the case may be, at the rates indicated or at any other rate.  Therefore, unless otherwise stated, the translations of NIS into U.S. Dollars have been made at the rate of NIS 3.821 = $1.00, the representative exchange rate on December 31, 2011.

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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company,” “Dividends,” “Operating and Financial Review and Prospects,” and “Quantitative and Qualitative Disclosures about Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.  Actual results, performance or events may differ materially from those in such statements due to, without limitation, the risks set forth in "Item 3. Key Information – D. Risk Factors", including the following:

●	changes affecting currency exchange rates, including the NIS/U.S. Dollar exchange rate;
●	payment default by, or loss of, one or more of our principal clients;
●	the loss of one or more of our key personnel;
●	termination of arrangements with our suppliers, and in particular Arla Foods amba;
●	increasing levels of competition in Israel and other markets in which we do business;
●	increase or decrease in global purchase prices of food products;
●	interruption to our storage facilities;
●	our inability to accurately predict consumption of our products;
●	our inability to anticipate changes in consumer preferences;
●	product liability claims and other litigation matters;
●	our insurance coverage may not be sufficient;
●	our operating results may be subject to variations from quarter to quarter;
●	our inability to successfully compete with nationally branded products;
●	our inability to protect our intellectual property rights;

●	our inability to meet the Nasdaq listing requirements;
●	significant concentration of our shares are held by one shareholder;
●	our management could lose a major amount of its indirect ownership of our common stock through litigation;
●	we are controlled by and have business relations with Willi-Food and its management;
●	the price of our ordinary shares may be volatile;
●	all of our assets are pledged to creditors;
●	changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;
●	economic conditions in Israel;
●	changes in political, economic and military conditions in Israel, including, in particular, economic conditions in the Company’s core markets; and
●	our international operations may be adversely affected by risks associated with international business.

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

The following selected consolidated financial data for each of the years in the three-year period which ended December 31, 2011, 2010 and 2009 are derived from our audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with IFRS as issued by IASB. The selected consolidated financial data for the years ended December 31, 2008 and 2007 is derived from our audited consolidated financial statements not appearing in this report. All of the financial data set forth below are in thousands (except per share amounts). You should read the following selected consolidated financial data in conjunction with Item 5: “Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto appearing elsewhere herein. Historical results are not necessarily indicative of any results to be expected in any future period.

Recent Exchange Rates of NIS to one U.S. Dollar

The table shows the high and low exchange rate of NIS per one U.S. Dollars for the last six months:

	High	Low
November 2011	3.800	3.650
December 2011	3.821	3.727
January 2012	3.854	3.733
February 2012	3.803	3.700
March 2012	3.814	3.715
April 2012 (through April 27, 2012)	3.769	3.723

The representative exchange rate for NIS on December 31, 2011 was NIS 3.821 = $1.00, and the representative exchange rate for NIS on April 27, 2012 was NIS 3.757 = $1.00.

The average exchange rate of NIS 3.579 = USD 1.00 was for the year ended December 31, 2011, NIS 3.732 for the year ended December 31, 2010, NIS 3.933 for the year ended December 31, 2009, 3.588 for the year ended December 31, 2008 and  4.108 for the year ended December 31, 2007.

Income Statement Data:
In accordance with IFRS

	2011		2010	2009	2008	2007
	NIS	USD	NIS	NIS	NIS	NIS
Revenue	264,404	69,198	271,143	230,134	218,820	201,617
Cost of sales	202,699	53,049	194,957	165,134	176,282	156,062
Gross profit	61,705	16,149	76,186	65,000	42,538	45,555
Selling expenses	27,482	7,192	31,077	22,586	20,971	20,602
General and administrative expenses	17,375	4,547	17,818	15,887	12,333	12,280
Other (Income) expenses	(240)	(63)	(96)	(5,330)	1,837	(454)
Total operating expenses	44,617	11,677	48,799	33,199	35,141	32,428
Operating profit	17,088	4,472	27,387	31,801	7,397	13,127
Finance income	1,480	387	5,543	2,744	(4,167)	2,111
Finance expense	313	82	666	420	(432)	(323)
Finance income (expense), net	1,167	305	4,877	2,324	(3,735)	2,434
Profit before taxes on income	18,255	4,778	32,264	34,125	3,662	15,561
Taxes on income	(3,906)	(1,022)	(6,991)	(4,869)	749	2,174
Profit from continuing operations	14,349	3,755	25,273	29,256	2,913	13,387
Profit (loss) from discontinued operations	4,173	1,092	4884	2,272	(2,646)	(8,748)
Profit for the year	18,522	4,847	30,157	31,528	267	4,639
Attributable to:
Owners of the Company	18,311	4,792	28,177	30,436	(786)	2,342
Non-controlling interest	211	55	1,980	1,092	1,053	2,297
Net Income	18,522	4,847	30,157	31,528	267	4,639
Basic and diluted earnings per Share from continuing operations	1.06	0.28	1.96	2.85	0.28	1.14
Basic and diluted earnings (loss) per Share from discontinued operations	0.29	0.08	0.22	0.11	(0.36)	(0.91)
Basic and diluted earnings (loss) per Share	1.35	0.35	2.18	2.96	(0.08)	(0.23)
Shares Used in Computing Earnings per Share	13,565,068	13,565,068	12,876,294	10,267,893	10,267,893	10,267,893
Dividend declared per share	-	-	-	-	-	-

Balance Sheet Data:
In accordance with IFRS

	2011		2010	2009	2008	2007
	NIS	USD	NIS	NIS	NIS	NIS
Working capital	267,204	69,930	249,044	148,359	122,396	142,645
Total assets	347,683	90,993	367,284	282,719	273,342	239,452
Short-term bank debt	-	-	5,780	10,372	17,562	5,978
Shareholders' equity	310,317	81,214	306,872	206,480	185,582	190,607
Capital stock	13,565,068	13,565,068	12,876,294	10,267,893	10,267,893	10,267,893

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivables. Despite our large number of clients (over 1,500 in Israel and abroad), a significant part of our sales is made to a limited number of customers (mainly the organized market). Our two largest customers, Shufersal Ltd. and Mega Retail Ltd. (Blue Square), accounted for 26% of our sales in 2011. We generally do not require and do not receive collateral from those customers, although we do require and receive collateral from most of the remainder of our clients in Israel to ensure security of collecting payments. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major clients defaults on its payment obligations to us, we will not possess sufficient security to collect the entire debt.

We depend on a small number of principal clients who have in the past bought our products in large volumes.  We cannot assure that these clients or any other client will continue to buy our products in the same volumes, on the same terms or at all.

Despite our wide dispersion of clients, we have two major clients, Shufersal Ltd. and Mega Retail Ltd., both of which own, among other things, supermarket chains, who accounted for approximately 12% and 14%, respectively of our revenue during 2011.  We do not have long term purchase contracts with our clients, and our sales arrangements with our clients do not have minimum purchase requirements. We cannot assure that our major clients will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Their failure to do so may significantly reduce our sales. Losing one or more of them may adversely affect our business results. In addition, we cannot assure that we will be able to attract new customers.

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

We are dependent on Arla, which supplies a high percentage (51% in 2011) of our dairy and dairy substitute products, although we are not dependent on any single supplier in respect of a majority of our products. Terminating the engagement with any supplier, and Arla in particular, or a material change in the engagement terms for purchasing products from those suppliers may have an adverse effect on our results of operations. We have a distribution agreement with Arla pursuant to which we serve as Arla’s sole and exclusive agent and distributor in Israel of certain products for a ten-year period from March 2005. See “Item 4.  Information on the Company – B. Business Overview – Suppliers”. If this supplier raises its prices, our operating results may be adversely affected. See risk factor below - "Increases or decreases in global product prices have in the past, and in the future may continue to have a material adverse effect on our profitability.". We believe that there are alternative suppliers for purchasing our products; however, we cannot assure that the products of the alternative suppliers will become immediately available and that the terms of purchase will be similar to the current ones.

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

In 2011 - 2012 the cost of food commodities and other food products is subject to cyclical and other market factors and may fluctuate significantly. As a result, our cost in securing these products is subject to substantial increases over which we have no control.  In addition, fuel costs, which represent the most significant factor affecting utility costs at our facilities and our transportation costs are subject to wide fluctuations. Although we are making best efforts, we cannot assure that we will be able to pass on to customers the increased costs associated with the procurement of these products. Moreover, there has in the past been, and there may in the future be, a time lag between the incurrence of such increased costs and the transfer of such increases to customers. To the extent that increases in the prices of our products cannot be passed on to customers or there is a delay in passing on the increased costs to customers, we are likely to experience an increase in our costs which may materially reduce our margin of profitability.

Further, there is an additional time lag from when we purchase inventory from our suppliers situated outside of Israel, (or commit to purchase inventory from our suppliers) until the time we sell this inventory to our customers in Israel. To the extent that the purchase price of products that we purchase decreases from the time that we purchase our inventory (or commit to purchase our inventory) until the time we sell the inventory to our customers, our margin of profitability may be materially reduced if we are not able to sell our products at prices exceeding the market price.

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

We store most of our products in one main location – a logistics center warehouse situated in Yavne, Israel, used for products being distributed to customers.  Any interruption to this storage facility, whether by power failure, flooding or other event, would have a material impact on our ability to trade in the ordinary course.

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

We may not successfully integrate our acquisitions

We have made numerous acquisitions in the past and may do so in the future.  Our success will depend in part on our ability to manage the combined operations of any acquired company, to integrate the operations and personnel of such company together with our other subsidiaries into a single organizational structure, and to replace those subsidiary managers who have departed or may in the future leave our employ. There can be no assurance that we will be able to effectively integrate the operations of our subsidiaries and our acquired businesses into a single organizational structure. Integration of operations could also place additional pressures on our management as well as on our key personnel. The failure to successfully manage any integration could have an adverse material effect on results of our operations.

If we are unable to protect our intellectual property rights, our competitive position could be compromised.

We market certain products under the trademarks “Willi-Food”, “Pizza Top”, “Gold Food”, "Donna Rozza", "Manchow", "Krisponim", "Bubles", “Gold Frost”, "Habulgaria" and "Tifeeret". Although we have registered trademarks for these brands, we cannot assure that the degree of protection these and other trademarks offer will be sufficient to protect our rights in these marks.

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

Since the beginning of 2012, our stock price has been trading in a range from $4.28 to $5.01 per share. Under Nasdaq’s Marketplace Rule 5450(a)(2), (“Rule”) any company whose share has a closing bid price less than $1.00 for 30 consecutive business days may be subject to a delisting proceeding instigated by Nasdaq. We now satisfy this requirement as our stock price is well above $1.00 per share. If we fail to meet the continued listing criteria defined under the Rule, our ordinary shares may be delisted from trading on the Nasdaq Capital Market.

        Delisting from the Nasdaq Capital Market could have an adverse effect on our business and on the trading of our ordinary shares. If a delisting of our ordinary shares were to occur, our shares would trade on the OTC Bulletin Board or on the “pink sheets”. The OTC Bulletin Board and “pink sheets” are generally considered to be less efficient markets, and this could diminish investors’ interest in our ordinary shares as well as significantly impact our share price and the liquidity of our ordinary shares.  Any such delisting may also severely complicate trading of our shares by our shareholders, or prevent them from re-selling their shares at/or above the price they paid. Furthermore, our relatively low trading volumes may make it difficult for shareholders to trade shares or initiate any other transactions.  Delisting may also make it more difficult for us to issue additional securities or secure additional financing.

In July 2003 and in November 2004, we received letters from the Nasdaq Stock Market informing us that we had failed to meet a continued listing requirement, that we have 500,000 publicly held shares, and that our ordinary shares were therefore subject to delisting from the Nasdaq Capital Market, unless a proper plan for complying with the requirement was presented. Following the receipt of the November 2004 letter, Willi-Food Investments Ltd. and Mr. Joseph Williger sold 75,000 of our shares to the public and at the same time we distributed a one to one stock dividend to our shareholders. As a result of these actions, we then complied with the abovementioned listing requirements and the threat of delisting was removed.

One shareholder owns a large percentage of our shares.

As of the date of this Annual Report, Willi-Food Investments Ltd., which we refer to as Willi-Food, owned approximately 56.31% of our ordinary shares. Mr. Joseph Williger, who serves as President and as a director of our company held, as of April 27, 2012, approximately 21.33% of the outstanding shares of Willi-Food (approximately 21.22% on a fully-diluted basis). Mr. Zwi Williger, who serves as Chairman of the Board of our company held, as of April 27, 2012 approximately 37.54% of the outstanding shares of Willi-Food (approximately 37.34% on a fully-diluted basis).

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

In 2008, Mr. Arcadi Gaydamak (“Gaydamak”) borrowed approximately NIS 76 million (US $20 million) from companies owned by Messrs. Zwi Williger and Joseph Williger (the “Williger Brothers”). These loans were secured by Gaydamak’s equity securities of Willi-Food, the parent company to G. Willi-Food (“Parent”). The loans included a provision whereby the Williger Brothers had a call option to acquire the Parent equity if Gaydamak defaulted under the loans. In September 2008, Gaydamak defaulted under these loans, and accordingly the Williger Brothers increased their ownership of the Parent by exercising their call option to acquire such interests; Zwi Williger by 21.65% and Joseph Williger by 21.65% (based on Willi-Food's outstanding shares at that time).

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

However, in the event the lawsuit is ruled against the Williger Brothers, their ownership interest in Willi-Food would be reduced (Zwi Williger from approximately 37.54% to approximately 19.94% and Joseph Williger from approximately 21.33% to approximately 3.73%) and Gaydamak would own a significant indirect interest in our company.

We are controlled by and have business relations with Willi-Food and its management.

Willi-Food, our controlling shareholder, is a holding company whose main asset is the ordinary shares it owns in our company.  Willi-Food currently does not directly conduct any material business.

Willi-Food, Mr. Zwi Williger, currently a 37.54% shareholder of Willi-Food, the Chairman of our Board of Directors, and Mr. Joseph Williger, currently a 21.33% shareholder of Willi-Food, a director and our President, have been and continue in certain cases to be party to certain agreements and arrangements relating to our operations.  Such transactions include service and employment arrangements between each of Messrs. Joseph and Zwi Williger with us, and a service agreement we have with Willi-Food.  All such transactions include consideration.

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

A major part of our sales are made in Israel, and consequently our financial performance is dependent to a significant extent on the economy of Israel. The recuperation that started in the last months of 2009 continued into 2010, unemployment rates have decreased and the gross domestic product increased by app. 4.6%. This has resulted in our customer base, both in the retail and in the wholesale markets, expanding their purchases from us, both in quantities and by purchasing higher cost food products.  A deterioration of the economic situation in Israel may erode the real wages and lower the buying power of our potential customers. This in turn may adversely affect our activities and business results.

In 2011 our business results were adversely affected by the national protest against the cost of food products which led our customers to reduce the selling prices of food products, pressuring us to decrease our selling prices to them.  An ongoing consumer demand for price reductions may have a material adverse effect on us and our financial performance.

We may be affected by political, economic and military conditions in Israel and the Middle East.

Political, economic and military conditions in Israel have a direct influence on us because our operations are located there. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect our operations.  Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. In December 2008, Israel was engaged in an armed conflict with Hamas in the Gaza Strip, in the southern region of Israel. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamic Shiite militia group, which disrupted most daily civilian activity in northern Israel. These events have at times caused considerable damage to the Israeli economy. As a result of the political and military situation, Israel’s economy has at times suffered considerably. Ongoing or revived hostilities related to Israel may have a material adverse effect on our business and on our share price. The recent revolutions and political uncertainty that took place in the surrounding countries, can have a direct and indirect influence on Israel's political and economical situation, at this point the company's management cannot predict the impact on its business.

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

The Company was incorporated in Israel in January 1994 under the name G. Willi-Food Ltd. and commenced operations in February 1994. It changed its name to G. Willi-Food International Ltd. in June 1996. The Company's corporate headquarters and principal executive offices are located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne, 81106, Israel.  The Company's telephone number in Israel is (972) 8-9321000.

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

On October 5, 2006, the Company raised approximately $9.6 million in net proceeds through private placement of shares of its ordinary shares and warrants to institutional investors.  The Company issued a total of 1,652,893 ordinary shares as well as warrants to purchase 561,982 additional shares at an exercise price of $8.00 per share.

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

In January 2008, the Company purchased 51% of the interests of Shamir Salads (2006) Ltd. ("Shamir"), an Israeli manufacturer and distributor of pre-packaged chilled kosher Mediterranean dips and spreads in Israel and abroad. On December 18, 2011 the Company announced an agreement to sell its entire 51% ownership interest in Shamir to the other shareholders of Shamir.  The sale closed on January 1, 2012. See “Item 10.  Additional Information – 10C.  Material Contracts".

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

On May 20, 2008, a Special General Meeting of Gold Frost approved the cancellation of its ordinary share listing to the AIM Market of the London Stock Exchange.  The cancellation of Gold Frost's AIM admission took place on May 27, 2008. On July 27, 2009, the Company announced that it had successfully completed a tender offer for all of the issued and outstanding share capital of Gold Frost which were not already held by the Company. The Company paid an aggregate amount of approximately £370,430 for all such shares and depositary interests.

On March 17, 2010, the Company raised net proceeds of approximately a $19 million through a public offering of its ordinary shares.  The Company issued a total of 3,305,786 ordinary shares at a purchase price of $6.05 per share, and the Company also granted to the underwriter an option, exercisable within 30 days from the date of the public offering, to purchase up to an additional 330,579 ordinary shares. This option expired without the underwriter's exercise of such option.

In September 2011, the Company initiated a share repurchase program permitting the Company to repurchase up to $5 million of the Company's ordinary shares over the period of twelve months as part of its ongoing consideration of alternative methods to take advantage of the Company's strong cash position.  In February 2012, in light of the global and Israeli economic situations and the foreseeable recession, the Company terminated its repurchase program in order to focus its resources on developing its core business activity.  From the inception of the repurchase program, the Company has purchased approximately $2.9 million of its ordinary shares.

The Company’s principal executive offices are situated at 4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106 Israel. The Company’s telephone number is 972-8-9321000, its fax number is 972-8-9321001, its e-mail address for communications is willi@willi-food.co.il and its Web site is www.willi-food.com.

CAPITAL EXPENDITURES

Our capital expenditures were $0.7 million, $1.7 million and $0.5 million for the three years ended December 31, 2011, 2010 and 2009, respectively. For mor information, see "Item 4D.  Property, Plants and Equipment".

B.	BUSINESS OVERVIEW

Overview

The Company is an Israeli-based company engaged, directly and through subsidiaries, in the development, import, export, marketing and distribution of a wide variety of over 600 food products world-wide. Most of the Company's sales are made in Israel with widespread demand in the Israeli marketplace, as well as products which cater to more select groups.

The Company purchases food products from over 150 suppliers located in Israel and throughout the world, including from the Far East (China, India, the Philippines and Thailand), Eastern Europe (Poland and Latvia), South America (Ecuador and Costa Rica), Canada, Western and Central Europe (The Netherlands, Belgium, Germany, Sweden, and France) and Southern Europe (Spain, Portugal, Italy, Turkey, Greece).

The Company's products are marketed and sold to over 1,500 customers in Israel and around the world (for example — to The Netherlands, England, Denmark, Belgium, Ukraine, France, Switzerland, Russia etc.), including supermarket chains, wholesalers and institutional consumers. The Company markets most of its products under the brand name “Willi-Food,” and some of the chilled and frozen products under the brand name “Gold Frost.” Certain products are marketed under brand names of the manufacturers or under other brand names. In addition, the Company distributes some of its products on an exclusive basis, as described further below.

During the last five years, the Company has acquired controlling interests in several businesses and has formed joint ventures with other businesses. Some of these businesses were not successful and, accordingly, the Company sold them at prices similar to the original acquisition costs. One of these businesses (Shamir) was sold by the Company at 2.7 times of the original acquisition costs. The Company continues to re-evaluate its strategic position and to consider other business opportunities. As part of this re-evaluation, the Company is also considering forming strategic alliances with or entering into different lines of business. The Company has no current plans, arrangements or agreements with respect to any mergers, acquisitions, or additional financing.

As of April 1, 2012, the Company’s principal shareholder, Willi-Food, held approximately 56.31% of the Company’s outstanding share capital.  The primary assets of Willi-Food are the Company’s ordinary shares.  See “Item 7. Major Shareholders and Related Party Transactions”.  Willi-Food’s securities are traded on the Tel Aviv Stock Exchange.

Business Strategy

The Company’s business strategy is:

•
to promote the “Willi-Food” brand name and other brand names used by the Company (such as "Gold Frost" and "Tifeeret") and to increase market penetration of products that are currently sold through, among other things, marketing efforts and advertising campaigns;

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

•
to penetrate new food segments within Israel through the establishment of food manufacturing factories or the establishment of business relationships and cooperation with existing Israeli food manufacturers.

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

In addition, the Company has:

•	promoted the value of the “Willi-Food” brand and other brand names used by the Company and introduced additional food products to the Israeli marketplace under the Company's brand names;

•	initiated sales in the U.S. and Europe; and

•	entered into arrangements with recognized manufacturers to market their products under their respective brand names, in addition to brand names under which the Company currently markets its products.

Segments

We import, market and distribute products as part of our import segment.

Import Segment

We import, market and distribute a broad variety of over 600 food products. Sales of import segment products accounted for approximately 78% of our sales in 2011 (when including Shamir sales). These products are sold by us and by Gold Frost.

We aim to broaden the variety of products we import. We expect to launch additional new products into our product lines in the near future while continuing to develop new and innovative food products.

The principal products in the import segment product line are as follows:

•
Canned Vegetables and Pickles:  including mushrooms (whole and sliced), artichoke (hearts and bottoms), beans, asparagus, capers, corn kernels, baby corn, palm hearts, vine leaves (including vine leaves stuffed with rice), sour pickles, mixed pickled vegetables, pickled peppers, an assortment of black and green olives, garlic, roasted eggplant sun and dried tomatoes. These products are primarily imported from China, Greece, Thailand, Turkey, India, and The Netherlands.

•
Canned Fish:  including tuna (in oil or in water), sardines, anchovies, smoked and pressed cod liver, herring, fish paste and salmon. These products are primarily imported from the Philippines, Thailand, Greece, Germany and Sweden.

•
Canned Fruit:  including pineapple (sliced or pieces), peaches, apricot, pears, mangos, cherries, litchis and fruit cocktail. These products are primarily imported from China, the Philippines, Thailand, Greece and Europe.

•
Edible Oils:  including olive oil, regular and enriched sunflower oil, soybean oil, corn oil and rapeseed oil. These products are primarily imported from Belgium, Argentina, Turkey, Italy, Holland and Spain.

•
Dairy and Dairy Substitute Products:  including hard and semi-hard cheeses (parmesan, edam, kashkaval, gouda, havarti, cheddar, pecorino, manchego, maasdam, rossiysky, iberico and emmental), molded cheeses (brie, camembert and danablu), feta, Bulgarian cheese, goat cheese, fetina, butter, yogurts, butter spreads, margarine, melted cheese, cheese alternatives, condensed milk, coffee whitener, pizzas, ice cream, whipped cream and others. These products are primarily imported from Greece, France, Latvia, Denmark, Bulgaria, Italy, and The Netherlands.

•
Dried Fruit, Nuts and Beans:  including figs, apricots, chestnuts, sunflower seeds, sesame seeds, walnuts, pine nuts, cashew nuts, pistachio and peanuts. These products are primarily imported from Greece, Turkey, India, China, Thailand and the United States.

•
Other Products:  including, among others, instant noodle soup, Manchu, breadstick coffee creamers, lemon juice, halva, Turkish delight, cookies, vinegar, sweet pastry and crackers, sauces, corn flour,  rice, rice sticks, pasta, spaghetti and noodles, breakfast cereals, corn flakes,  rusks, couscous, rusks, gnocchi, tortilla, dried apples snacks, chocolate bars and chocolate paste, tea, deserts (such as tiramisu and pastries), light and alcoholic beverages (such as ouzo, sangria and mohito) and more. These products are primarily imported from The Netherlands, Germany, Romania, Italy, Greece, Belgium, the United States, Scandinavia, Switzerland, China, Thailand, Turkey, India, and South America (including Argentina).

Manufacturing Segment

Prior to the disposition of the Company’s interest in Shamir, we manufactured, marketed and distributed a broad line of over 400 Mediterranean style chilled salads. The products were manufactured in our logistics center at the industrial zone in Barkan, Israel and were distributed across the country and to several clients abroad. Sales of manufacturing segment products accounted for approximately 22% of our sales in 2011. At the end of 2011 we closed our manufacturing segment after selling our holdings in Shamir.  The operating data of the manufacturing segment is presented as a discontinued operation in our financial statements.

Export Segment

On 2009 we closed our export segment after selling our holdings in Baron and selling Gold Frost’s holdings in Kirkeby. The operating data of the export segment is presented as a discontinued operation in our financial statements.

Products

The products that generated the largest sales volume for the year ended December 31, 2011 were chilled salads (22% of sales), dairy and dairy substitute products (21% of sales) and canned vegetables (16% of sales).

The products that generated the largest sales volume for the year ended December 31, 2010 were chilled salads (22% of sales), dairy and dairy substitute products (19% of sales) and canned vegetables (16% of sales).

The products that generated the largest sales volume for the year ended December 31, 2009 were chilled salads (24% of sales), dairy and dairy substitute products (18% of sales) and canned vegetables (17% of sales).

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

Suppliers

Import Segment

We are not a manufacturer in the import segment; we purchase final food products only. We purchase food products from over 150 suppliers, including suppliers located in Israel, the Far East (China, India, the Philippines and Thailand), Eastern Europe (Hungary, Poland, Latvia and Bulgaria), South America (Argentina, Ecuador and Costa Rica), the United States, Canada and in Western, Northern and Southern Europe (Sweden, Denmark, Greece, The Netherlands, Italy, Portugal, Spain, Belgium, Germany, France, Turkey and Cyprus).

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

Manufacturing Segment

In the case of the manufacturing segment, during 2011 Shamir manufactured all of the chilled salads. In the manufacturing segment, we purchased raw ingredients from over 60 non-exclusive local suppliers to manufacture the chilled salads. Most of those purchases were denominated in NIS. However, we closed down our manufacturing segment at the end of 2011, after the sale of our holdings in Shamir.

General

We are not dependent on any given supplier for the supply of a majority of our products. We purchase most of our products from several suppliers. We are dependent on one source of supply - Arla from Denmark - with respect to a large part of our dairy and dairy substitute products - a part of the import segment. A distribution agreement between us and Arla grants us an exclusive and non-transferable right to market and distribute cheese and butter products manufactured by Arla and its affiliated companies in Israel. Our exclusivity is subject to our purchase of certain minimum quotas of products. The agreement was signed in March 2005 for a period of 5 years. In July 2007, the agreement was extended for a period of 10 years from March 2005 and is renewable automatically for a further period of five years, unless notice of termination is provided by either party. Arla has the right to terminate the agreement on three months' notice under certain circumstances, including in the case of the death or permanent incapacity of Zwi Williger or his ceasing to be involved in our business or if we fail to satisfy its minimum purchase requirements under the agreement.

We do not generally enter into written agency or other agreements with our suppliers. However, we have written agreements with 18 foreign suppliers from the import segment that confirms our exclusive appointment as the sole agent and/or distributor of such suppliers, either with respect to a specific product or with respect to a line of products, within the State of Israel. These exclusivity rights have generally been granted for periods of 12 – 24 months and are automatically extendable unless terminated by either party upon prior notice, and in certain cases are conditioned upon our compliance with certain minimum purchase requirements. The suppliers from which we received such letters of confirmation accounted for 32% and 31% of our purchases in 2011 and in 2010, respectively. In a few instances we did not fulfill our commitment to the minimum purchase requirements, but since the commencement of our activities, no supplier has terminated its agreement with us due to our failure to comply with the minimum purchase requirements. Our purchases are not motivated by a desire to meet minimum purchase requirements, and the considerations in purchasing products from these suppliers are identical to those for purchasing from other suppliers.

We do not have any supplier who accounts for more than 10% of the total purchases in the years 2011 and 2010.

The average volume of our credit balance with our suppliers amounted in 2011 to NIS 38.4 million (US$10.0 million) consisting of 58 days of suppliers credit on average, in 2010 to NIS 38.6 million (US$10.1 million) consisting of 56 days of suppliers credit on average and in 2009 to NIS 47.3 million (US$12.4 million) consisting of 79 days of suppliers credit on average.

Customers

The Company's products are marketed and sold to over 1,500 customers throughout Israel and outside of Israel.

The Company's customers generally fall within one of the following two groups:

•	large retail supermarket chains in the organized market, and

•	private supermarket chains, mini-markets, wholesalers, manufactures, institutional customers and the customers in the Palestinian Authority referred herein as the "private sector".

The first major group includes the largest Israeli supermarket chains in the organized market in Israel, including: (i) Shufersal Ltd. (including the chains: Shufersal Deal, Shufersal Big, Shufersal Sheli, Shufersal, Yesh, Shufersal Express and Katif); (ii) Mega Retail Ltd. (which also includes Mega, MegaBool, Mega in the City and Zol B'Shefa); and (iii) Co-Op Israel (which also includes Co-Op Jerusalem, Mister Zol and Pashut Zol). The Company contracts with the supermarket chains in the organized market through the buyers in the head office of the supermarket chain, and then the Company receives orders from the logistics center or directly from their stores. Merchandise is then delivered directly to each branch or to the supermarket’s chain distribution center.

The second major group includes private supermarket chains, mini-markets, wholesalers, food manufacturers, institutional consumers, such as catering halls, hotels, hospitals and food service companies and food producers, and customers in the Palestinian Authority.

The Company's sales (including the manufacturing segment sales), by customer group, for the years ended December 31, 2011 and 2010 are as follows:

	Percentage of Total Sales Year Ended December 31
Customer Groups	2011	2010
Supermarket Chains in the organized market	29%	25%
Private Supermarket Chains, mini-markets, wholesalers, manufacturers, institutional consumers and the customers in the Palestinian Authority	71%	75%
	100%	100%

The Company's largest customer (a supermarket chain in the organized market) accounted for 14% and 10% of the Company's sales in 2011 and 2010, respectively. The Company's second largest customer (a supermarket chain in the organized market) accounted for 12% and 11% of the Company's sales in 2011 and 2010, respectively.

The loss of these major customers would have a material adverse effect on the Company’s financial condition and results of operations. The Company is seeking to expand its operations in other areas so as to reduce its dependence on any single significant customer.

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

These incentives typically range from 5% to 10% of our annual sales to such customers and are generally paid at the beginning of each year with respect to the previous year’s sales.  These arrangements also generally include specific exclusions, such as direct or joint importing of products that are not considered for purposes of such incentives. Certain of these commitments are not evidenced in written agreements. For the years ended December 31, 2011, 2010 and 2009, we paid and/or are obligated to pay approximately NIS 4,428 thousand (USD 1,159 thousand), NIS 3,728 thousand (USD 976 thousand) and NIS 3,970 thousand (USD 1,039 thousand), respectively, with respect of such incentives.

Our engagement with private sector customers is not subject to any exclusivity provisions or framework agreement, and they have no specific term. Prior to any engagement with a potential private sector customer, we examine the financial stability of such potential customer and determine the extent of the credit and period for which credit would be granted.  Most of the private sector customers are required to deposit securities as collateral (personal and/or bank guarantees as well as post-dated checks). Some of the customers of this sector (mainly private supermarket chains and wholesalers) are also awarded incentives based on the increase in volume of sales to such customers in excess of a certain agreed amount, or incentives calculated as a fixed percentage of the annual sales to such customer. Other incentives include penetration discounts for sales of our new products, self shelf stocking, limited discounts for opening of new branches that sell our products and payments for participation in our product advertisements. The extent of such incentives varies between 0.5%-9% of the increase in volume of sales to such customers in excess of a certain agreed amount or of the annual sales turnover of each relevant customer (depending on the agreement with each customer).

The average aggregate debit balance of the Company's customers with the Company amounted in 2011 to NIS 81.6 million (USD 21.4 million) and the average time period within which our accounts receivable were paid was 87 days, in 2010 to NIS 87.9 million (USD 23.0 million) and the average time period within which our accounts receivable were paid was 90 days and in 2009 to NIS 74.8 million (USD 19.6 million) and the average time period within which our accounts receivable were paid was 91 days.

In the event that a client does not respect its financial commitments, the Company may elect to foreclose on the collateral or the promissory note given by customers in the private sector.  In 2008-2011, no significant use of this means was implemented. The Company strives to minimize its credit risks by constantly reviewing the credit it extends to customers versus the security it receives. As a result, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so.

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

The Company submitted a claim of debt with the receivers with respect to Club Market's debt to the Company, amounting to NIS 6.5 million (USD 1.7 million), including VAT (NIS 5.5 million net of VAT (USD 1.4 million), as of July 13, 2005. As of the date of this Annual Report, the Company has received approximately NIS 2.6 million (USD 0.68 million).   In view of this claim and the ratification of a creditors' arrangement by the court on December 12, 2005, the Company is expected to receive a proportional share of its claim of debt. The Club Market receivers established the rate of payment to be approximately 51% of the total debts.  The receivers have approved the Company's claim of debt in the amount of NIS 5.6 million (USD 1.47 million), including the NIS 2.6 million (USD 0.68 million) already received by the Company.  There is no assurance as to the portion of the debt owed by Club Market that will actually be paid to the Company.

The Company's bad debt expenses for the years ended December 31, 2011, 2010 and 2009 amounted to NIS 203 thousand (USD 53 thousand), NIS 433 thousand (USD 113 thousand) and NIS 456 thousand (USD 119 thousand), respectively.

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

Sales are made by the placement of customers’ orders (except for part of the dairy and dairy substitute products), which are directed to the Company’s regional office and placed by the sales personnel or directly by the customers. Orders are delivered by the Company’s transport network (including 11 refrigeration trucks, eight regular trucks and four combined trucks) and by independent transporters. In certain cases, the Company transports products directly from port to customers, utilizing the services of independent transporters. In some instances, the Company transfers the merchandise to the logistics centers of the supermarket chains, and the supermarket chains themselves are responsible for the distribution of the merchandise to their chain stores for a commission charged to the Company.

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

In the import segment, the Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 60 days. Occasionally, the Company may take advantage of low priced merchandise and purchase larger amounts than usual of a product with long shelf life. In those cases, the inventory quantities may be even higher than 90 days. Products ordered by customers in full container loads are generally forwarded directly to the customers’ facilities without being stored in the Company’s facilities. In the manufacturing segment, until closed at the end of 2011, the Company generally held an inventory of products which the Company believed to be sufficient to meet market requirements for a period of up to 20 days. The Company does not regularly maintain a significant backlog of orders from customers; orders received by customers are generally filled within one week.  The Company’s inventory as of December 31, 2011 amounted to NIS 32.6 million (USD 8.53 million) compared with NIS 37.6 million (USD 9.8 million) as of December 31, 2010.  Inventory numbers as of December 31, 2010 include Shamir's inventory.

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

For example, certain of the products imported by the Company such as canned fish, corn flakes, edible oils, certain pickles, olives, pasta, cereal, sweet pastry and crackers and certain dairy products are also produced by local manufacturers in Israel. Local producers are not subject to the financial risks of importing food products or to governmental policies regarding taxation of imported food products to which the Company is subject.

To the Company's knowledge, several of its competitors (Shemen, Tet-Bet and Solbar with respect to edible oils, Fodor (Starkist and Yona), Posidon and Williger of the Neto Group, Filtuna, the new Vita Pri HaGalil and Shastowits with respect to fish products, the new Vita Pri HaGalil, Yachin-Zan laKol, Williger of the Neto Group, Alaska and Johnson with respect to canned vegetable and canned fruit products, Osem, Barila, the new Vita Pri HaGalil, Williger of the Neto Group and Tomer with respect to pasta products, Tnuva, Tara, Strauss, Seyman, Gad Dairy and Meshek Zuriel with respect to dairy and dairy substitute products, Strauss, Osem, Miki Delicatessen, Mashani and Yad-Hamelech salads with respect to chilled salads, for example) are substantially more established, have greater market recognition and have greater financial, marketing, human and other resources than those of the Company. If any of the Company’s major competitors materially reduces prices, the Company would experience significantly more competitive pressure and a decrease in profitability. The Company cannot predict whether it could successfully compete with these pressures and, if it were unable to do so, the Company’s business would be adversely impacted.

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

The Company also markets line of products with kosher supervision of Badatz Edah HaChareidis under the trademark "Tifeeret", which was registered in Israel in September 2010 for different uses in the food industry.

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

On June 2011 a national protest was initiated against the rise of prices of dairy products in Israel. This protest stirred the dairy market in Israel and made its way all the way to the government, which formed a committee to discuss the issue of non-competition in the Israeli dairy market. Accusations were made between those dairy product manufacturers and the supermarket chains regarding the responsibility for the rise, but eventually prices of dairy products were lowered down. On July 2011 the movement has evolved from the dairy products protest to a tent city in Tel-Aviv protesting the cost of housing; to a broad populist movement which protest against the high cost of living in Israel. As a result of a mass demonstration held at the beginning of August 2011 gathering 300,000 demonstrators, or 4% of the entire Israeli population, the Israeli government has announced the creation of a new committee of experts and ministers leaded by Prof. Trajtenberg, former national economic adviser, to study the protesters' demands and to formulate a wide-ranging plan to deal with the burden on the middle class. On late September 2011 Trajtenberg committee submitted it recommendations on socioeconomic change and the Israeli cabinet approved them on the end of October 2011. Part of the committee's recommendations was to lower certain customs duties on imported food products. As result of that, the Company and its subsidiaries received in late 2011, permits to import various hard chesses with reduced customs duty.

Most of the products which the Company imports and markets in the import segment are approved as Kosher by and/or under the supervision of various supervisory institutions including, the Chief Rabbinate of Israel, Chug Chatam Sofer, Badatz Edeh HaChareidis, certain Jewish organizations administering Kashrut procedures and certifications (such as the Union of the Orthodox Jewish Congregation of America (OU), Badatz Igud Harabanim Manchester, OK, Circle K, Triangle K, etc.) and rabbis of local Jewish congregations abroad. Such procedures include, in certain cases, personal supervision by a Kashrut supervisor sent by such institutions to the manufacturing facilities from which the Company purchases products, who is present at the plant during the processing of the product. Under Israeli law, the Company is required to ascertain that the kosher foodstuffs which it offers for sale bear kosher certification approved by certain authorities, such as the Chief Rabbinate of Israel, and also bear the name of the individual authorized to certify such product.  Not all products marketed by the Company have been so certified, although they do bear certain kosher certification from other certification bodies. The expenses for obtaining the Kashrut approval are relatively low.

Most of the products which the Company manufactured (until the closing of the manufacturing segment at the end of 2011) are approved as Kosher by and/or under the supervision of Badatz Edeh HaCharedis (except for "Kosher to Passover" products) and the Chief Rabbinate of Israel.

C.	ORGANIZATIONAL STRUCTURE

The Company’s principal shareholder, Willi-Food, as of April 1, 2012, held approximately 56.31% of the Company’s outstanding share capital. The primary assets of Willi-Food are the Company’s ordinary shares. Willi-Food was established on November 27, 1992 and its securities have been traded on the Tel Aviv Stock Exchange since January 1993.

The Company, as of April 29, 2012, had seven active subsidiaries and one non-active subsidiary:

Subsidiary	Jurisdiction of Organization	Company's Ownership Interest
W.F.D. (import, marketing and trading) Ltd. ("W.F.D")	Israel	100%
Gold Frost Ltd.	Israel	100%
Gold Frost subsidiaries:
Willi-Food Quality Cheeses Ltd.	Israel	100%
Gold Frost Cheeses World Ltd.	Israel	100%
Gold Cheeses Ltd.	Israel	100%
Cheeses Farm Ltd.	Israel	100%
Willi-Frost Ltd.	Israel	100%
WF Kosher Food Distributors Ltd. ("WF") – Non-Active	USA	100%

The offices of Gold Frost, W.F.D, Willi-Food Quality Cheeses, Gold Frost Cheeses World, Gold Cheeses, Cheeses Farm and Willi-Frost - our wholly owned subsidiary, are located in Yavne, Israel, at the offices of the Company.

Gold Frost

In May 2001, the Company acquired all the shares of Gold Frost in consideration for NIS 336 thousand (USD 89 thousand). Gold Frost, which was registered in 1977 in Israel, is engaged in designing, developing and distributing frozen and chilled food products. The Company purchased Gold Frost in order to take advantage of Gold Frost’s know-how in importing frozen and chilled products as well as of its well known brand name in the Israeli market. Gold Frost distributes over 100 products, usually packed for private consumers (in cans, jars, containers and plastic sealed and vacuumed packages), but also for institutional consumers and labeled in Hebrew, English, and in certain cases, Arabic and Russian. Gold Frost markets certain products under the trademarks “Gold Frost” and “Willi-Food” which are registered in Israel. Gold Frost is working towards broadening the variety of products that it develops and distributes. The mission of Gold Frost is to develop low fat, low cholesterol dairy chilled and frozen products aimed at the kosher and health conscious consumer market.

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

On May 20, 2008, a Special General Meeting of Gold Frost approved the cancellation of its ordinary share listing to the AIM Market of the London Stock Exchange.  The cancellation of Gold Frost's AIM admission took place on May 27, 2008.  On July 27, 2009, the Company announced that it had successfully completed a tender offer for all of the issued and outstanding share capital of Gold Frost which were not already held by the Company. The Company paid an aggregate amount of approximately £370,430 for all such shares and depositary interests.

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

Willi-Food Quality Cheeses

In September 2011, Gold Frost established Willi-Food Quality Cheeses. Gold Frost  occasionally imports certain products through this subsidiary, which then sells these products to the Company. Willi-Food Quality Cheeses has no assets, facilities or obligations, other than those amounts owed to suppliers overseas with respect to products purchased from them.

Gold Frost Cheeses World

In September 2011, Gold Frost established Willi-Food Quality Cheeses. Gold Frost occasionally imports certain products through this subsidiary, which then sells these products to the Company. Willi-Food Quality Cheeses has no assets, facilities or obligations, other than those amounts owed to suppliers overseas with respect to products purchased from them.

Gold Cheeses

In September 2011, Gold Frost established Gold Cheeses. Gold Frost occasionally imports certain products through this subsidiary, which then sells these products to the Company. Gold Cheeses has no assets, facilities or obligations, other than those amounts owed to suppliers overseas with respect to products purchased from them.

Cheeses Farm

In September 2011, Gold Frost established Cheeses Farm. Gold Frost occasionally imports certain products through this subsidiary, which then sells these products to the Company. Cheeses Farm has no assets, facilities or obligations, other than those amounts owed to suppliers overseas with respect to products purchased from them.

Willi-Frost

In September 2011, Gold Frost had established Willi-Frost. Gold Frost occasionally imports certain products through this subsidiary, which then sells these products to the Company. Willi-Frost has no assets, facilities or obligations, other than those amounts owed to suppliers overseas with respect to products purchased from them.

 Former Subsidiaries

In January 2008, the Company purchased 51% of the interests of Shamir, an Israeli manufacturer and distributor of pre-packaged chilled kosher Mediterranean dips and spreads in Israel and abroad. Subsequently, on December 2011, the Company sold its entire ownership interest in Shamir to other shareholders of Shamir.

For more information see "Item 4. Information on the Company – 4A. History and Development of the Company" and "Item 10. Additional Information – 10C. Material Contracts."

D.	PROPERTY, PLANTS AND EQUIPMENT

The Company's principal executive offices are situated at a logistics center in the northern industrial zone of Yavne, at 4 Nahal Harif St., Israel, 35 km south of Tel-Aviv. The Company purchased the land on which its current logistics center is located from Titanic Food Ltd. ("Titanic”), a private Israeli company controlled by Messrs. Joseph Williger, the Company's President and a director, and Zwi Williger, the Company's Chairman of the Board, at the same price that it was purchased by Titanic, in August 2005. The logistics center is 8,600 square meters (approximately 77,400 square feet) and is located on a plot of 19,000 square meters (approximately 171,000 square feet). The current logistics center replaced the Company’s previous logistics center, located nearby, which the Company leased from Titanic. The new logistics center was financed mainly by the funds that were raised in the private placement in October 2006. From the transition to its current logistics center, until the end of 2011, the Company's usage of storage services in free warehouses has been insignificant.

Before the transition to the current logistics center, the Company also utilized free warehouses services, mainly in the area of the Ashdod seaport. The Company was charged only for storage per container (i.e., there is no charge for rental while the Company does not use the free warehouse services). The Company's expenses for usage of free warehouses services in the years 2011 and 2010 – NIS 273 thousand (USD 71 thousand) for the year ended December 31, 2011 and NIS 805 thousand (USD 211 thousand) for the year ended December 31, 2010. The expenses of these services for the year ended December 31, 2009 were NIS 133 thousand (USD 35 thousand)

As of December 31, 2011, the Company owned 11 refrigeration trucks (each with a capacity of 7.5 to 12 tons), eight regular trucks (each with a capacity of 15 to 27 tons) and six combined trucks (each with capacity of 15 to 18 tons).  Pursuant to the Transfer Agreement with Gold Frost, ten trucks and one private car were sold as of January 1, 2006 from the Company to Gold Frost. The above mentioned transfer was implemented in order to allow Gold Frost to market its products on its own accord.

Since January 22, 2008, the Company has been operating the Yavne facility under a municipal business license as required under Israeli applicable law. The license has been granted permanently.

The total investment in the new logistics center (including the land which the Company purchased from Titanic) until December 31, 2011 amounted to NIS 44,672 thousand (USD 11,722 thousand).

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and the related Notes thereto submitted in this Annual Report. The Company's financial statements as of December 31, 2011 and for the year then ended have been prepared in accordance with IFRS and interpretations issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles or U.S. GAAP. In accordance with the instructions of the Israeli Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS)”, which was published in July 2006, we adopted IFRS as issued by the IASB, with effect from January 1, 2008, based upon the guidance in IFRS 1, "First-time adoption of IFRSs", and have prepared our financial statements according to IFRS. Following our adoption of IFRS, as issued by the IASB, we are no longer required to reconcile our financial statements prepared in accordance with IFRS to U.S. GAAP.

The Company is engaged, directly and through its subsidiaries, in the design, import, marketing and distribution of a broad range of food products purchased from over 150 suppliers worldwide and marketed throughout Israel and abroad. The products imported by the Company are marketed in Israel and sold to over 1,500 customers, including supermarket chains, mini-markets, wholesalers, manufacturers and institutional consumers. The Company also sells its products outside Israel to a variety of customers world-wide.

The Company was incorporated in Israel in January 1994 and commenced operations in February 1994.

Since mid 2009, the Israeli market began to recover from the global economic recession that took place at the end of 2008 and in the beginning of 2009. Since then, there have been signs of improvement in some economic indicators (for example – raw commodity, consumption per person, commodity per person, etc.). It was mentioned before about the national protest that was initiated in mid 2011 against the rise of prices of food products in Israel as well as continued recession and economic uncertainty. The outcome of this protest had resulted in decreased sales and profit in 2011 fourth quarter.

The Company believes that it successfully coped with the global economic recession and the changes in the economic environment that affected the Company's local market as well as its customers. The Company also believes that the measures that it took - including expanding its product lineup, introducing new products, and increasing sales of higher margin products and adjusting the sale prices of its products to consumers in accordance with product prices of the Company's suppliers, was positioning the Company for future growth. However, the national protest against increase of food product prices caused a decrease in our sales in second half of 2011, and consequently a decrease in our profitability during this period.  A continuing protest against the prices of food products beyond the first half of 2012, could affect the Company's sales and profit margins in 2012. The Company remains focused on maximizing long-term profitability and the Company believes that it will continue to benefit from a multi-channel approach and broad kosher product base that addresses a trend toward more health-conscious food choices. The Company will continue to focus on controlling expenses and import costs to keep its prices competitive.

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

For convenience purposes, the financial data for the years ended December 31, 2011, 2010 and 2009 has been translated into U.S. Dollars using the representative exchange rate. This rate as of December 31, 2011 was NIS 3.821 = USD 1.00.

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

3.
Useful lives of property, plant and equipment - the management of the Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period in order to determine the amount of depreciation expense to be recorded. The useful life of an asset is estimated at the time the asset is acquired based on historical experience, the expected usage, wear and tear of the asset. Changes in industry conditions may cause the estimated period of use or the value of these assets to change. We perform periodic reviews to confirm the appropriateness of estimated economic useful lives for each class of fixed assets. These factors could cause management to conclude that impairment indicators exist and require that impairment tests be performed, which could result in management determining that the value of long-lived assets is impaired, resulting in a write-down of the long-lived assets. For the two years ended December 31, 2011, no changes in assets useful lives were recorded.

4.
Impairment of goodwill - Goodwill is not amortized, but is evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of the goodwill may be impaired. This evaluation requires management to make judgments relating to future cash flows, growth rates, and economic and market conditions. These evaluations are based on determining the fair value of a cash generating unit using a valuation method discounted cash flow or a relative. During December 2011 the Company sold its holdings in Shamir. The balance of goodwill in the reports reflects the marketing activity of chilled and frozen products (Gold Frost). The Company assessed the recoverability of goodwill and determined that there was no need for impairment of goodwill associated with any of the marketing activity of chilled and frozen products (Gold Frost). During 2009 and 2010 management of the Company assessed the recoverability of goodwill and determined that there was no need for impairment of goodwill associated with any of the Company's cash-generating units. During 2008 and 2007, management of the Company assessed the recoverability of goodwill and determined that goodwill associated with the Company's overseas marketing of refrigerated products activity (Kirkeby) and with the Company's export activity (WF) was not recoverable and was written off in the amount of NIS 1,067 thousand (USD 279 thousand) and NIS 3,054 thousand (USD 799 thousand), respectively. The primary factor leading to the decisions that goodwill was not recoverable in both subsidiaries was the substantial adverse difference between management's expectations regarding results of operation as predicted at the purchase deliberations and the actual amounts. The operations of both entities were eventually discontinued as part of the discontinuation of the export segment.

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

6.
Severance pay- The current value of the Company's obligation in respect of severance pay is based on actuarial assumptions, including discount rate (which is based on the discount rate of government bonds)  market conditions, .etc. The actuarial assumptions are based on the information provided by the management of the Company regarding expected rate of termination, employee's insurance policies payments and probability for compensation payments. Any change of the assumptions given by the management of the Company may change the book value of the Company's obligation in respect of severance pay and could affect our future results of operations.

A.	RESULTS OF OPERATIONS

The following table sets forth for the periods indicated, the correlation (in percentages) between items from the Company’s statements of operations to its total sales for such periods:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Revenues	100%	100%	100%
Cost of Sales	76.66%	71.90%	71.76%
Gross Profit	23.34%	28.10%	28.24%
Selling Expenses	10.39%	11.46%	9.81%
General and Administrative Expenses	6.57%	6.57%	6.90%
Other (Income) expense	(0.09)%	(0.04)%	(2.32)%
Operating profit	6.46%	10.10%	13.84%
Financial Income (expenses), Net	0.44%	1.79%	1.010%
Profit before taxes on income	6.90%	11.89%	14.85%
Taxes on income	1.48%	2.58%	2.12%
Profit from continuing operations	5.43%	9.32%	12.74%
Profit (loss) from discontinued operations	1.58%	1.81%	0.96%
Profit for the year	7.00%	11.13%	13.70%
Attributable to:
Owners of the Company	6.93%	10.40%	13.23%
Non-controlling interest	0.08%	0.73%	0.47%
Net Income	7.01%	11.13%	13.70%

Year Ended December 31, 2011 Compared With Year Ended December 31, 2010

Revenues.  Revenues for fiscal 2011 decreased by NIS 6,739 thousand (USD 1,763 thousand), or 2.5%, to NIS 264,404 thousand (USD 69,198 thousand) from NIS 271,143 thousand (USD 70,961 thousand) recorded in fiscal 2010.

The decrease in revenues in fiscal 2011 compared to fiscal 2010 was primarily due to the decrease in  revenues by 16.8% in the fourth quarter of fiscal 2011 compared to revenues in the fourth quarter of fiscal 2010, as a result of the national protest against the high cost of living as well as continued decreased economic activity and economic uncertainty that caused the Israeli consumer to reduce its consumption and to demand to lower the food product prices.

Cost of Sales.  Cost of sales for fiscal 2011 increased 4.0% to NIS 202,699 thousand (USD 53,049 thousand), or 76.66% of revenues, from NIS 194,957 thousand (USD 51,022 thousand), or 71.90% of revenues recorded in fiscal 2010.

Although the Company is working to mitigate the effects of worldwide inflation in agricultural commodities and dairy products by working closely with suppliers to anticipate adverse price trends, building inventory and increasing prices to its customers, the local market did not accept all the price increases, and in particularl during the second half of 2011 at the time of the national protest against the high cost of living when the Company's customers did not accept any price increases, causing the increase in the percentage of the costs from the revenues.

Gross Profit.  Gross profit for fiscal 2011 decreased 19.0% to NIS 61,705 thousand (USD 16,149 thousand), or 23.34% of revenues, from NIS 76,186 thousand (USD 19,939 thousand), or 28.10% of revenues recorded in fiscal year 2010.

The decrease in gross profit and gross margins in fiscal 2011 compared to fiscal 2010 was primarily due to reductions in the prices of certain of our products as a result of continued pressure from our customers to reduce prices, from an increase in global prices of food products compounded by the recent strengthening of the U.S. dollar versus the NIS (which depreciated 11.2% in the second half of 2011) and from the general effects of the global economic recession. This decrease reflects both sides of the summer 2011 social protest that reduced sales and prevented the company from rising prices.

Selling Expenses.  Selling expenses for fiscal 2011 decreased 11.6% to NIS 27,482 thousand (USD 7,192 thousand), or 10.39% of revenues, from NIS 31,077 thousand (USD 8,133 thousand), or 11.46% of revenues recorded in fiscal 2010.

The decrease in selling expenses was primarily due to a decrease of NIS 2,556 thousand (USD 669 thousand) in advertising and promotion expenses in fiscal 2011 to NIS 3,774 thousand (USD 988 thousand) from NIS 6,330 thousand (USD 1,657 thousand) recorded in fiscal 2010, mostly because of a one-time national media campaign that took place on 2010 and the decision of the Company to reduce advertising activity during the national protest in 2011, and streamlining processes in the Company's operations department, which caused a decrease in maintenance (mainly vehicle maintenance) of NIS 733 (USD 262 thousand) to NIS 5,032 thousand (USD 1,317 thousand) recorded in fiscal 2011 from NIS 5,765 thousand (USD 1,509 thousand) recorded in fiscal 2010.

General and Administrative Expenses. General and administrative expenses for fiscal 2011 decreased 2.5% to NIS 17,375 thousand (USD 4,547 thousand), or 6.57% of revenues, from NIS 17,818 thousand (USD 4,663 thousand), or 6.57% of revenues recorded in fiscal 2010.

The decrease in general and administrative expenses was mainly attributed to a decrease of NIS 1,710 thousand (USD 448 thousand) in management profit-related bonuses expenses in fiscal 2011 to NIS 2,500 thousand (USD 654 thousand) recorded in fiscal 2011 from NIS 4,211 thousand (USD 1,102 thousand) recorded in fiscal 2010, offset by an increase of NIS 603 thousand (USD 158 thousand) in legal expenses in fiscal 2011 mainly due to  the Shamir arbitration – expenses of NIS 3,303 thousand (USD 864 thousand) recorded in fiscal 2011 compared to expenses of NIS 2,700 thousand (USD 707 thousand) recorded in fiscal 2010.

Other Income. Other income for fiscal 2011 amounted to NIS 240 thousand (USD 63 thousand), compared to NIS 96 thousand (USD 25 thousand) recorded in fiscal 2010.

Other income for the both fiscal 2011 and fiscal 2010 mainly comprised of capital gains on sales of fixed assets such as used vehicles and trucks.

Operating Profit.  Operating profit for fiscal 2011 decreased by NIS 10,299 thousand (USD 2,695 thousand), or by 37.6%, to NIS 17,088 thousand (USD 4,472 thousand), or 6.46% of revenues, from NIS 27,387 thousand (USD 7,167 thousand), or 10.10% of revenues recorded in fiscal 2010.

Financing Income (Expenses), Net. Financing income, net, for fiscal 2011 decreased by 76.0% to NIS 1,167 thousand (USD 305 thousand) compared to NIS 4,865 thousand (USD 1,276 thousand), recorded in fiscal 2010.

Financing income for fiscal 2011 primarily included a loss from marketable securities of NIS 4,034 thousand (USD 1,056 thousand) compared to gains from marketable securities of NIS 3,300 thousand (USD 864 thousand) recorded in fiscal 2010, foreign currency differences of NIS 1,661 thousand (USD 435 thousand) in fiscal 2011 compared to NIS 299 thousand (USD 78 thousand) recorded in fiscal 2010, and changes in value of debentures held for trading of NIS 1,933 thousand (USD 506 thousand) recorded in fiscal 2011 compared to NIS 402 thousand (USD 105 thousand) recorded in fiscal 2010.

Financing expenses for fiscal 2011 primarily included gains from foreign currency differences of NIS 90 thousand (USD 24 thousand) compared to loss from foreign currency differences of NIS 98 thousand (USD 26 thousand) recorded in fiscal 2010, also realized gain on derivatives of NIS 44 thousand (USD 11.5 thousand) recorded in fiscal 2011 compared to expenses from realized loss on derivatives of NIS 44 thousand (USD 11.5 thousand) recorded in fiscal 2010.

Profit before taxes on income. Profit before taxes on income for fiscal 2011 decreased by NIS 13,997 thousand (USD 3,663 thousand), or by 43.4%, to NIS 18,255 thousand (USD 4,778 thousand) from NIS 32,252 thousand (USD 8,441 thousand) recorded in fiscal 2010.

Taxes on Income. Taxes on income for fiscal 2011 decreased by 44.1% to NIS 3,906 thousand (USD 1,022 thousand) from NIS 6,995 thousand (USD 1,831 thousand recorded in fiscal 2010.

The decrease in taxes on income in fiscal 2011 compared to fiscal 2010 was attributable to a decrease in income before taxes and to a decrease in Israeli corporate tax from 25% in fiscal 2010 to 24% in fiscal 2011. The tax on the capital gain resulted from the sale of the Company's holding in Shamir in December 2011 is included in the Profit from discontinued operations for fiscal 2011.

Profit from continuing operations. Profit from continuing operations for fiscal 2011 decreased by NIS 10,908 thousand (USD 2,855 thousand), or 43.2%, to NIS 14,349 thousand (USD 3,755 thousand), or 5.43% of revenues, from NIS 25,257 thousand (USD 6,610 thousand), or 9.32% of revenues, recorded in fiscal 2010.

Profit from discontinued operations.  Profit from discontinued operations for fiscal 2011 was NIS 4,172 thousand (USD 1,092 thousand), compared to NIS 4,900 thousand (USD 1,282 thousand) recorded in fiscal 2010.

The profit from discontinued operations in fiscal 2011 included the profit of the manufacturing segment (Shamir) in fiscal 2011 in the amount of NIS 293 thousand (USD 77 thousand) and the net capital gain resulting from the sale of the Company's holdings in Shamir in the amount of NIS 3,879 thousand (USD 1,015 thousand). This net capital gain consisted of NIS 13,500 thousand (USD 3,533 thousand) - the amount that was paid for the Company's holdings in Shamir - less the book value of the Company's holding in Shamir at the amount of NIS 7,809 thousand (USD 2,044 thousand) that included  NIS 1,900 thousand (USD 497 thousand) of goodwill that was recognized in the PPA, less capital gains tax in the amount of NIS 1,811 thousand (USD 474 thousand). The profit from discontinued operations in fiscal 2010 included a profit of NIS 830 thousand (USD 217 thousand) from the Company's export segment that was comprised of Baron, Kirkby and WF (Laish) and a profit of NIS 4,070 thousand (USD 1,065 thousand) from the Company's manufacturing segment that was comprised of Shamir.

Profit for the year.  Profit for fiscal 2011 decreased by 38.6% or NIS 11,636 thousand (USD 3,045 thousand), to NIS 18,521 thousand (USD 4,847 thousand), or 7.00% of revenues, from NIS 30,157 thousand (USD 7,892 thousand), or 11.12% of revenues, recorded in fiscal 2010.

Net income attributable to the owners of the Company.  Net income attributable to the owners of the Company for fiscal 2011 decreased by 35.0%, or NIS 9,866 thousand (USD 2,582 thousand), to NIS 18,311 thousand (USD 4,792 thousand), or NIS 1.35 (USD 0.35) per share, compared to NIS 28,177 thousand (USD 7,374 thousand), or NIS 2.18 (USD 0.57) per share recorded in fiscal 2010.

Year Ended December 31, 2010 Compared With Year Ended December 31, 2009

Revenues.  Revenues for fiscal 2010 increased by NIS 41,009 thousand (USD 10,733 thousand), or 17.82%, to NIS 271,143 thousand (USD 70,961 thousand) from NIS 230,134 thousand (USD 60,229 thousand) recorded in fiscal 2009.

The growth in revenues in fiscal 2010 compared to the revenues in fiscal 2009 was primarily due to the introduction of new products and the impact of a national media campaign that increased awareness of the Willi-Food brand throughout Israel, combined with additional promotional activities.

Cost of Sales.  Cost of sales for fiscal 2010 increased to NIS 194,957 thousand (USD 51,023 thousand), or 71.9% of revenues, from NIS 165,134 thousand (USD 43,217 thousand), or 71.76% of revenues recorded in fiscal 2009.

Throughout 2010, the Company introduced a large number of higher profit margin food products, which it had developed together with its suppliers, which boosted sales and reduced the cost of sales margins.

Gross Profit.  Gross profit for fiscal 2010 increased to NIS 76,186 thousand (USD 19,939 thousand), or 28.10% of revenues, compared to a gross profit of NIS 65,000 thousand (USD 17,011 thousand), or 28.24% of revenues recorded in fiscal 2009.

Selling Expenses.  Selling expenses for fiscal 2010 increased to NIS 31,077 thousand (USD 8,133 thousand), or 11.46% of revenues, from NIS 22,586 thousand (USD 5,911 thousand), or 9.81% of revenues recorded in fiscal 2009.

The increase in selling expenses was primarily due to an increase in advertising and promotion expenses in the amount of NIS 3,210 thousand (USD 840 thousand) from NIS 3,120 thousand (USD 817 thousand) recorded in fiscal 2009 to NIS 6,330 thousand (USD 1,657 thousand) recorded in fiscal 2010, an increase in transportation of goods to customers expenses in the amount of NIS 2,932 (USD 767 thousand) from NIS 8,466 thousand (USD 2,216 thousand) recorded in fiscal 2009 to NIS 11,398 thousand (USD 2,983 thousand) recorded in fiscal 2010 and an increase in salaries in the amount of NIS 1,236 thousand (USD 323 thousand) from NIS 9,435 thousand (USD 2,469 thousand) recorded in fiscal 2009 to NIS 10,671 thousand (USD 2,793 thousand) recorded in fiscal 2010. Those changes in the expenses were in the normal course of business of the Company. Most of the increase in the expense items resulted from an incremental increase in sales and profits. For example, advertising and promotion expense increased by NIS 3,210 thousand (USD 840 thousand) from fiscal 2009 to fiscal 2010 as a result of a national media campaign that took place at the beginning of fiscal 2010 and was one of the significant causes for the increased revenues in fiscal 2010.

General and Administrative Expenses.  General and administrative expenses for fiscal 2010 increased to NIS 17,818 thousand (USD 4,663 thousand), or 6.57% of revenues, from NIS 15,887 thousand (USD 4,158 thousand), or 6.92% of revenues, recorded in fiscal 2009.

The increase in general and administrative expenses in fiscal 2010 was attributed mainly to an increase in salaries expenses consisting of an increase in profit-related bonuses in the amount of NIS 1,870 thousand (USD 490 thousand) from NIS 10,060 thousand (USD 2,633 thousand) recorded in fiscal 2009 to NIS 11,930 thousand (USD 3,122 thousand) recorded in fiscal 2010.

Other Income. Other income for fiscal 2010 amounted to NIS 96 thousand (USD 25 thousand), compared to other income of NIS 5,330 thousand (USD 1,395 thousand) recorded in fiscal 2009.

Other income for fiscal 2009 was comprised mainly of a capital gain on the purchase of additional shares of Gold Frost in the amount of NIS 5,245 thousand (USD 1,373 thousand).

Operating Profit. Operating profit for fiscal 2010 decreased by NIS 4,470 thousand (USD 1,170 thousand), or by 14.03%, to NIS 27,387 thousand (USD 7,167 thousand), or 10.1% of revenues, from approximately NIS 31,857 thousand (USD 8,337 thousand), or 13.84% of revenues, recorded in fiscal 2009.

Financing Income (Expenses), Net.  Financing income, net, for fiscal 2010 increased by 109.3% to NIS 4,865 thousand (USD 1,273 thousand) from NIS 2,324 thousand (USD 608 thousand) recorded in fiscal 2009.

The financing income for fiscal 2010 primarily includes gains from marketable securities of NIS 3,300 thousand (USD 864 thousand), compared to gains from marketable securities of NIS 2,652 thousand (USD 694 thousand) recorded in fiscal 2009, and also included gain from foreign currency differences of NIS 299 thousand (USD 78 thousand) recorded in fiscal 2010, compared to a loss of NIS 884 thousand (USD 231 thousand) recorded in fiscal 2009 from foreign currency differences.

The financing expenses for fiscal 2010 primarily included bank fees of NIS 424 thousand (USD 111 thousand), compared to NIS 340 thousand (USD 89 thousand) recorded in fiscal 2009 and also expenses of foreign currency differences NIS 98 thousand (USD 25 thousand) recorded in fiscal 2010, compared to income of NIS 211 thousand (USD 55 thousand) recorded in fiscal 2009.

Profit before taxes on income. Profit before taxes on income for fiscal 2010 decreased by NIS 1,929 thousand (USD 505 thousand), or by 5.64%, to NIS 32,252 thousand (USD 8,441 thousand) from NIS 34,181 thousand (USD 8,946 thousand) recorded in fiscal 2009.

Taxes on Income. Taxes on income for fiscal 2010 increased to NIS 6,995 thousand (USD 1,831 thousand) from NIS 4,869 thousand (USD 1,274 thousand) recorded in fiscal 2009.

The increase in taxes on income in fiscal 2010 compared to fiscal 2009 was attributable to the increase in income before taxes and the change in effective tax rates between years resulted from the Company's commercial activities involving the sale of an investment in a Danish company owned by one of the Company's subsidiaries. The tax resulting from this gain is reflected as tax exempt income, as explained in Note 13(B) to the financial statements. In addition, during 2009 the Company reduced the tax provision for 2008, which is reflected in the previous year taxes as explained in Note 13(B), as well.  As a result, the effective tax rate for 2009 was relatively low compared to the statutory tax rate for the year 2010.

Profit from continuing operations.  Profit from continuing operations for fiscal 2010 decreased by NIS 4,055 thousand (USD 1,061 thousand), or 13.83%, to NIS 25,257 thousand (USD 6,610 thousand), or 9.32% of revenues, from NIS 29,312 thousand (USD 7,671 thousand), or 12.74% of revenues, recorded in fiscal 2009.

Profit from discontinued operations.  Profit from discontinued operations for fiscal 2010 amounted to NIS 4,900 thousand (USD 1,282 thousand), compared to NIS 2,216 thousand (USD 580 thousand) recorded in fiscal 2009.

The profit from discontinued operations for fiscal 2010 and fiscal 2009 included the Company's export segment comprised of Baron, the Danish company and WF (Laish) and the Company's manufacturing segment comprised of Shamir.

Profit for the year. Profit for fiscal 2010 decreased by NIS 1,371 thousand (USD 359 thousand), to NIS 30,157 thousand (USD 7,892 thousand), or 11.12% of revenues, from NIS 31,528 thousand (USD 8,251 thousand), or 13.70% of revenues, recorded in fiscal 2009.

Net income attributable to the owners of the Company.  Net income attributable to the owners of the Company for fiscal 2010 decreased by 7.5%, or NIS 2,259 thousand (USD 591 thousand), to NIS 28,177 thousand (USD 7,374 thousand), or NIS 2.18 (USD 0.57) per share, compared to NIS 30,436 thousand (USD 7,965 thousand), or NIS 2.96 (USD 0.77) per share recorded in fiscal 2009.

B.	LIQUIDITY AND CAPITAL RESOURCES.

The Company’s operations are funded mainly through equity and cash flows from operating activities. The Company’s bank indebtedness is secured by certain liens on its share capital, goodwill and certain other assets. In general, the Company and its subsidiaries do not utilize bank indebtedness.

For fiscal 2011, cash and cash equivalents decreased from NIS 113.6 million (USD 29.7 million) as of December 31, 2010 to NIS 34.7 million (USD 9.1 million) as of December 31, 2011.

 During fiscal 2011, marketable securities increased to NIS 163.4 million (USD 42.8 million) from NIS 67.9 million (USD 17.8 million) as of December 31, 2010.

Cash flow from operating activities

For fiscal 2011, the Company generated a positive cash flow from continuing operating activities of NIS 21.6 million (USD 5.7 million), compared to NIS 15.5 million (USD 4.1 million in fiscal 2010, primarily as a result of an increase of other payables and other current liabilities of approximately NIS 4.2 million (USD 1.1 million) and an unrealized loss on marketable securities of approximately NIS 4.0 million (USD 1.1 million).

For fiscal 2010, the Company generated a positive cash flow from continuing operating activities of approximately NIS 15.5 million (USD 4.1 million), compared to positive cash flow from continuing operating activities of approximately NIS 8.4 million (USD 2.2 million) in fiscal 2009, primarily as a result of a decrease in trade and other payables' and other current liabilities of approximately NIS 10.9 million (USD 2.9 million) and of unrealized gain on marketable securities of approximately NIS 3.3 million (USD 0.9 million).

Cash flow from investing activities

During fiscal 2011, the Company utilized cash flow of NIS 100.9 million (USD 26.4 million) for continuing investing activities, compared to NIS 57.9 million (USD 15.2 million) in fiscal 2010, primarily due to the purchase of marketable securities, net, in the total amount of NIS 99.6 million (USD 26.1 million).

During fiscal 2010, the Company utilized cash flow of NIS 57.9 million (USD 15.2 million) for continuing investing activities, compared to NIS 1.8 million (USD 0.5 million) in fiscal 2009, primarily due to the purchase of marketable securities, net, in the total amount of NIS 53.2 million (USD 13.9 million).

Cash flow from financing activities

During fiscal 2011, the Company utilized cash flow of NIS 10.1 million (USD 2.7 million) for continuing financing activities mainly used to investment in treasury stock.

During fiscal 2010, the Company generated a positive cash flow from continuing financing activities of NIS 69.9 million (USD 18.3 million) mainly due to proceeds from a public offering.

Cash requirements

The Company’s cash requirements, net, during the years ended December 31, 2011 and 2010 were met primarily through its working capital. As of December 31, 2011, the Company had working capital of approximately NIS 267.2 million (USD 69.9 million) compared to working capital of NIS 249.0 million (USD 65.2 million) as of December 31, 2010. The Company believes that its working capital is sufficient for the Company's present requirements.

Trade receivables

The Company’s trade receivables balance as of December 31, 2011 was NIS 57.6 million (USD 15.1 million), compared to the trade receivables balance as of December 31, 2010 in the amount of NIS 85.9 million (USD 22.5 million). The average time period within which our accounts receivable were paid was 87 days in 2011, compared to 90 days in 2010.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The rate of inflation in Israel in recent years has been significantly reduced compared to previous years. The rate of devaluation of the NIS against the U.S. Dollar, which was high until 2005, reversed course and the representative rate of the U.S. Dollar, was NIS 3.821 on December 31, 2011, compared to NIS 3.549 on December 31, 2010, NIS 3.775 on December 31, 2009, NIS 3.802 on December 31, 2008 and NIS 3.846 on December 31, 2007. As of April 27, 2012, the representative rate of the U.S. Dollar was NIS 3.757.

The annual rates of inflation in Israel during the years ended December 31, 2007, 2008, 2009, 2010 and 2011 were approximately 3.4%, 3.8%, 3.9%, 2.8% and 2.2% respectively, while during such periods the revaluation (devaluation) of the NIS against the U.S. Dollar was approximately 9.0%, 1.1%, 0.7%, 6.0% and (7.7%) respectively. During each of the years ended December 31, 2007, 2008, 2009 and 2010 the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. Dollar.

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

Guarantees and Pledges

Principally in connection with letters of credit issued to the Company, the Company has issued a debenture to each of Bank Leumi Le’Israel Ltd., Bank Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. The Company has pledged all of its assets (including its outstanding share capital and goodwill of the Company) in favor of Bank Leumi Le’Israel Ltd., Bank Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company’s suppliers.  Bank Leumi Le’Israel Ltd., Bank Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. have agreed among them that the pledges subject to such debentures will rank pari passu. The outstanding amount of such letters of credit as of December 31, 2011 was approximately NIS 12,206 thousand (USD 3,194 thousand).

The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary, W.F.D., to Bank Mizrahi Tefahot Ltd. As of December 31, 2011, W.F.D. had no obligations to Bank Mizrahi Tefahot Ltd.

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

Since the middle of 2009, the Israeli market has begun to recover from the global economic recession that took place in the end of 2008 and in the beginning of 2009. According to the Israeli Central Bureaue of Statistics, during 2010 there has been an increase in prices of basic products such as milk products, rice, wheat and corn. This increase in prices is explained by the increase in global demand for food and the transformation of allocation of agricultural land to production of energy substitutes instead of food. There are signs of improvement in some economic indicators (for example – raw commodity, consumption per person, commodity per person). The changes in the economic environment which affected our local market, as well as our customers, the strengthening of the New Israeli Shekel (NIS) compared to the US dollar, and the measures we took to recover from the recession (including expanding our product lineup, introducing new products, and increased sales of higher margin products) led to an increase in our revenues and our gross margins in 2010.

On June 2011 a national protest was initiated against the rise of prices of dairy products in Israel. This protest stirred the dairy market in Israel and made its way all the way to the government, which formed a committee to discuss the issue of non-competition in the Israeli dairy market. Accusations were made between those dairy product manufacturers and the supermarket chains regarding the responsibility for the rise, but eventually prices of dairy products were lowered down. On July 2011 the movement has evolved from the dairy products protest to a tent city in Tel-Aviv protesting the cost of housing; to a broad populist movement which protest against the high cost of living in Israel. As a result of a mass demonstration held at the beginning of August 2011 gathering 300,000 demonstrators, or 4% of the entire Israeli population, the Israeli government has announced the creation of a new committee of experts and ministers leaded by Prof. Trajtenberg, former national economic adviser, to study the protesters' demands and to formulate a wide-ranging plan to deal with the burden on the middle class. On late September 2011 Trajtenberg committee submitted it recommendations on socioeconomic change and the Israeli cabinet approved them on the end of October 2011. Part of the committee's recommendations was to increase our corporate taxes and to lower certain customs duties on imported food products. As result of the committee's recommendations, the Company and its subsidiaries received in late 2011 permits to import various hard chesses with reduced customs duty. The above national protest, as well as the continued recession and economic uncertainty, caused the Israeli consumer to reduce its consumption and to demand to lower the food product prices resulted in decreasing the Company's revenues and profits in the second half of fiscal 2011.

The public protests also added a greater urgency to the governmental-appointed Centralization Committee, which had been appointed in October 2010 to examine market concentration in the Israeli economy, which is characterized by a small number of groups that control major business areas, and its effect on the level of competition, market efficiency and financial stability, and propose measure to address. An additional committee has been appointed by the Israel Industry, Trade and Employment Office and by the Minister of Finance to examine the food market (the Kedmi Committee). These developments may have a material impact on the Israeli economy in general as well as the industries in which we compete.

In June 2011, the Kedmi Committee was appointed in order to examine the level of competition and prices in the food and retail industry. In November 2011, the Kedmi Committee published its interim recommendations, including restrictions on the growth of large supermarket chains, providing the regulator with authority to demand information regarding prices in the supply chain, restrictions on the manufacturer's ability to affect competition, control on certain products' prices of substantial manufacturers, to lower certain customs duties on imported food products and recommendations regarding strengthening the consumer's power. To the Company's knowledge, the Kedmi Committee published a draft of most of its recommendations during January and February 2012 to the Minister of Industry, Trade and Employment Office and the Minister of Finance. As of the date of this Annual Report, we cannot estimate what will be the final recommendations of the Kedmi Committee, and therefore we cannot estimate their impact on the Company. However, if the aforementioned recommendations will be adopted, the Company could just benefit from them. For example – the Company could start import and sell certain food products that the current duty on them is very high and leave no profit in selling them.

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

A published report from March 2012 ("The Specialty Food Market in North America" -Agri-Food Trade Service) concluded that the North American kosher food market grew 15% year-over-year in the past 10 years, with roughly $200 billion in kosher certified food products sold annually and an active consumer base of 15 million. According to this report, kosher products are expected to grow in the future and become the largest ethnic food segment in the U.S. kosher products in the marketplace continue to rise along with demand, and with an increasing number of companies looking for kosher certification, the demand for Kosher ingredients for these products is also rising. The demand for kosher products is growing because of demand for kosher products is not limited to just the Jewish population. The majority of today's kosher consumers are classified within the following categories: 1) non-Jewish religiously-observant consumers such as Muslims and 7th Day Adventists; 2) Consumers with specific dietary restrictions and preferences, and; 3) Health and safety-conscious consumers. We believe that an increasing number of mainstream consumers are becoming concerned about the integrity of the food they eat for ethical or health reasons and this will provide growth opportunity for the kosher market. In addition to the increase in health-conscious consumers, we believe that other ethnic and religious groups contribute to the increase in the kosher food market since the dietary restrictions for certain other religious groups are met by kosher food.

OFF-BALANCE SHEET ARRANGEMENTS

Not applicable

E.	TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS

The following table of the Company’s material contractual obligations as of December 31, 2011 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands)

Open purchase orders	NIS 16,843 (USD 4,408)	NIS 16,843 (USD 4,408)	--	--	--

Total	NIS 16,843 (USD 4,408)	NIS 16,843 (USD 4,408)	--	--	--

F.	SAFE HARBOR

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The directors, executive officers and key employees of the Company as of the date of this Annual Report are as follows:

Name	Age	Position with the Company
Zwi Williger	57	Chairman of the Board
Joseph Williger	55	President and Director
Ayelet Eliav(2)	42	External Director Nominee
Ariel Herzfeld (1)	57	External Director
Chaim Gertal (1)	76	Director
Gil Hochboim	42	Temporary Chief Executive Officer
Baruch Shusel	45	Chief Financial Officer

(1)	Members of the Company’s Audit Committee.

(2)	Appointment subject to shareholder approval. The special general meeting of shareholders is scheduled for May 17, 2012.

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

The business experience of each of the Directors, executive officers and key employees of the Company is set forth below:

Zwi Williger has served as the Chief Operating Officer and Chairman of the Company since January 1997, and from inception of the Company to January 1997 as a director and Manager of Marketing Development of the Company.  As of September 15, 2011, Mr. Williger no longer serves as Chief Operating Officer. Mr. Williger has also served as a director of the Company’s subsidiaries - W.F.D. since November 1996, and Gold Frost since April 2001 until October 2011. In addition, Mr. Williger has served as a director of Willi-Food since December 1992 and as a director of Titanic since April 1990. Mr. Williger attended Fresno University in California.  Zwi Williger is the brother of Joseph Williger, President and a director of the Company.

Joseph Williger served as the Chief Executive Officer (or general manager) and as a Director of the Company since its inception in January 1994. As of September 15, 2011, Mr. Williger has also served as President of the Company and no longer serves as Chief Executive Officer. He has also served as the Chairman of the Company’s subsidiaries, W.F.D. and Gold Frost, since November 1996 and April 2001, respectively.  Mr. Williger was no longer able to continue to serve as Chief Executive Officer due to a recent amendment to the Israeli Companies Law which forbids a person or his immediate family member from serving as both a Chairman and a CEO.  Mr. Williger's brother, Zwi Williger, serves as the Company's Chairman of the Board of Directors of the Company. One of the proposed resolutions for the special general meeting of shareholders to be held on May 17, 2012 is to approve the appointment of Mr. Williger as the Chief Executive Officer of the Company, while Mr. Zwi Williger is acting as the Chairman of the Board, jointly with his role as the President and a Director of the Company. Shall be noted, Mr. Williger will not receive compensation in his capacity as Chief Executive Officer of the Company; the compensation currently payable to Mr. Williger in his capacity as the President and a Director of the Company will be the sole compensation that he will receive.  Mr. Williger has also served as a director and as chairman of the Board of Willi-Food, the controlling shareholder of the Company, since December 1992 and June 1994, respectively. Mr. Williger has served as Director of Titanic, a company he owns together with Mr. Zwi Williger, since April 1990.  Mr. Williger attended Bar-Ilan University in Israel and Nortrige University in Los Angeles.

Ayelet Eliav was nominated by the Board of Directors of the Company as the replacement for Ms. Talma Barbash Knoller who resigned for personal reasons.  Mrs. Eliav's nomination is subject to shareholder approval.  Mrs. Eliav, age 42, has been serving as Chief Executive Officer of AEL Ltd., an importer of name-brand shoes, since 2006. Between 2002 and 2006, Mrs. Eliav was the Manager and Chief Financial Officer of Globus International Packages and Transporting Ltd., which manufactures packaging materials and provides transportation services. Between 1999 and 2002, she was the Chief Financial Officer of Opticana, which sells optical products. During 1998, she was Manager and Chief Financial Officer of Future International Transporting Ltd., which provide international transportation services, and between 1993 to 1998 she was a senior tax inspector in the Income Tax Department in the Ministry of Finance. Mrs. Eliav is a certified public accountant (Israel). She holds a LLB from the Interdisciplinary Center in Herzliya, Israel, and she received her BA in Accounting and Business Management from the College of Management in Tel Aviv, Israel.

Ariel Herzfeld has served as an external director since August 30, 2006, and on September 1, 2009 he was re-appointed for one additional three-year period by the annual general meeting of the shareholders. Mr. Herzfeld is a senior partner in the Israeli CPA firm, M. Herzfeld & Co. and in Herzfeld-Cohen Management Services where he provides auditing, consulting and management services, to a wide variety of private and public organizations. Mr. Herzfeld also served as a director (including a member of the audit committee) in Tadiran Group Ltd., a prominent Israeli importer of appliances & airconditions that is traded on the Tel-Aviv Stock Exchange. Mr. Herzfeld was the managing partner in charge of the audit-force nominated by the Israeli Parliamentary Investigation Commission for locating and restoring property for Holocaust victims in Bank Hapoalim B.M (one of the largest banks in Israel). Mr. Herzfeld earned his BA degree from the University of Denver in Colorado in 1978 and his MBA, in which he majored in information systems analysis, from the Ono Academic College, in 2005. Mr. Herzfeld is a Certified Public Accountant (Isr.) and a Certified System.

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

Gil Hochboim returned to the Company as Vice President in June 2007, with responsibility for mergers and acquisitions and general operations.  In February 2012, Mr. Hochboim was appointed as temporary Chief Executive Officer of the Company.  Mr. Hochboim served as Chief Financial Officer of the Company between August 2000 and October 2006. Between March 1998 and August 2000, he served as deputy manager of Ha’menia Goods Transport Corp. Ltd., and between April 1995 and February 1998, as deputy comptroller of Dan Hotels Corp. Ltd. Mr. Hochboim is a certified public accountant (Israel). He received his BA in Accounting and Business Management from the College of Management, Tel Aviv, Israel.

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

Talma Barbash Knoller, served in her capacity as an external director since January 2011 until her resignation effective as of February 19, 2012.

B.	COMPENSATION

Compensation of Directors and Officers

The aggregate compensation paid by the Company to its directors and officers as a group for the fiscal year 2011 was approximately NIS 4.3 million (USD 1.1 million), excluding bonuses in an aggregate amount of approximately NIS 2.5 million (USD 0.6 million) paid to Messrs. Joseph and Zwi Williger. These amounts include all contingent or deferred compensation payable to directors or officers during 2011. These amounts also include payments to non-executive directors in the aggregate amount of approximately NIS 171 thousand (USD 45 thousand) during 2011.

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

In July 2005, the Management Services Agreements were amended as follows:

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

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Companies Law (“Amendment No. 16”), which implemented a comprehensive reform in the corporate governance of Israeli companies. In accordance with Amendment No. 16, in general, any transaction or compensation arrangement with a controlling shareholder, including transactions and compensation arrangements that were in effect prior to Amendment No. 16, must be approved by the Audit Committee, Board of Directors and the General Meeting of Shareholders every three years.  Furthermore, existing transactions and compensation arrangements with controlling shareholders must be approved three years from the date the transaction was last approved by the General Meeting of Shareholders.

On August 28, 2011 and August 30, 2011, the Audit Committee and the Board of Directors of the Company, respectively, unanimously approved the extension of the Management Services Agreements described above for three years from September 15, 2011 until September 14, 2014. The approval was granted subject to (i) the approval of the General Meeting of Shareholders by a special majority and (ii) the amendment of the Management Services Agreements to (A) provide that Mr. Zwi Williger would serve as active Chairman of the Board of Directors of the Company and no longer serve as Chief Operating Officer, and Mr. Joseph Williger would serve as President of the Company and no longer serve as Chief Executive Officer and (B) reduce from 36 months to 18 months the prior notice that the Company must provide to a Williger Management Company's in the event that the Company wishes to terminate the Management Service Agreement.  Messrs. Zwi Williger and Joseph Williger did not participate in the meetings of the Audit Committee and the Board of Directors.  These amendments were approved by the Company’s shareholders on October 6, 2011.

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

Audit Committee

Nasdaq Requirements

Our ordinary shares are listed for quotation on the Nasdaq Capital Market, and we are subject to the rules of the Nasdaq Capital Market applicable to listed companies.  Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.  Chaim Gertal and Ariel Herzfeld qualify as independent directors under the Nasdaq requirements and are members of the Audit Committee. Ayelet Eliav, our external director nominee, qualifies as an independent director under the Nasdaq requirements and will become a member of the audit committee if she is elected.  The role of the audit committee for Nasdaq purposes includes assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the Company's accounting, auditing and reporting practices.

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

Independent Directors

The Company is a “Controlled Company” within the meaning of the Nasdaq rules since more than 50% of its voting power is held by Willi-Food. As a Controlled Company, the Company is exempt from certain Nasdaq independence requirements, such as the requirement that a majority of the Board of Directors be independent and the rules relating to independence of directors approving nominations and executive compensation.

External Directors under the Israeli Companies Law /Financial Experts

The Israeli Companies Law requires that the Company have at least two external directors on its Board of Directors. The election of an external director under the Israeli Companies Law must be approved by a general meeting of shareholders provided that either: (a) the majority of shares voted at the meeting, including at least a majority of the shares of non-controlling shareholders or who and must meet certain non-affiliation criteria - all as provided under Israeli law, voted at the meeting, vote in favor of such arrangement (not including abstentions) or (b) the total number of shares voted against such arrangement does not exceed two percent of the aggregate voting rights in the company.

A “Controlling Shareholder” is defined in the Israeli Companies Law as a shareholder with the ability to control the actions of the company, whether by majority ownership or otherwise, and for the purpose of transactions with related parties, it may include a shareholder who holds at least 25% of the voting rights in the Company, provided that there is no other shareholder who holds more than 50% of the voting rights in the company. Regarding the holdings, two or more shareholders that holds voting rights in the Company and that each one has a personal interest with the approval of that transaction presented for approval of the company, will be seen as holding together.

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

The External Director of the Company is Mr. Ariel Herzfeld, who was appointed as an External Director in August 2006 and who was re-appointed for one additional three-year period in September 2009. The Company has scheduled a special general meeting of shareholders to be held on May 17, 2012 in order to approve the appointment of Mrs. Ayelet Eliav as an External Director of the Company for a period of three years. She would replace Ms. Barbash Knoller's who resigned for personal reasons.

Fiduciary Duties of an Officer

The Israeli Companies Law governs the duty of care and duty of loyalty which an Officer has to the company. An “Officer” is defined in the Israeli Companies Law as a general manager, chief executive officer, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and director or other managers directly subordinate to the general manager.

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

In light of the recent enactment of Amendment No. 16, an agreement with a controlling shareholder, such as the Company's exemption and indemnification letter to its controlling shareholders, must be approved every three years by the Audit Committee, Board of Directors and by a special majority of the General Meeting of Shareholders. Messrs. Zwi Williger and Joseph Williger are deemed under the Israeli Companies Law to be the controlling shareholders of the Company. On October 6, 2011 following the unanimous approval of the Company's Audit Committee and Board of Directors, the General Meeting of Shareholders of the Company approved the extension of the exemption and indemnification letter for officers and directors of the Company who are controlling shareholders for three years, from November 15, 2011 until November 14, 2014.

Directors and officers liability insurance policy

In light of the recent enactment of Amendment No. 16, an agreement with a controlling shareholder, such as the Company's directors and officers' liability insurance policy for its controlling shareholders, must be approved every three years by the Audit Committee, Board of Directors and by a special majority of the General Meeting of Shareholders. Messrs. Zwi Williger and Joseph Williger are deemed under the Israeli Companies Law to be the controlling shareholders of the Company. On August 30, 2011 the Board of Directors resolved, following the approval of the Audit Committee dated August 28, 2011, that the said directors and officers liability insurance policy of the Company for directors and officers who are controlling shareholders will be approved for a three years period in accordance with Article 1B(5) of the Israeli Companies Regulations (Relieves with respect to Transactions with interested Parties),2000 (the “Reliefs Regulations”). Accordingly, if there is opposition as provided in Article 1C of the Reliefs Regulations, one or more shareholders who hold at least one percent of the issued capital or the voting rights in the company, is entitled to give notice of its opposition of this report. If opposition as provided in Article 1C(a) of the Reliefs regulations is submitted, the engagement shall require, in relation to application of the policy to directors and officers who are controlling shareholders, approval of the general meeting by a special majority laid down in section 275 of the Israeli Companies Law.

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

 As of December 31, 2011, the Company, including its subsidiaries, employed a total of 111 persons (all of them are located in Israel), five of whom were in management, 19 of whom were in accounting and importing positions, 30 of whom were involved in the Company's sales and marketing departments and 57 of whom were employed in logistics networks (warehousing and transportation). This compares with 113 employees (excluding Shamir employees) as of December 31, 2010, five of whom were in management, 23 of whom were in accounting and importing positions, 32 of whom were involved in the Company's sales and marketing departments, and 53 of whom were employed in logistics networks (warehousing and transportation). Including Shamir employees, the Company had 227 employees as of December 31, 2010, 17 of whom were in management, 26 of whom were in accounting and importing positions, 47 of whom were involved in the Company's sales and marketing departments, and 137 of whom were employed in logistics networks (warehousing and transportation)).

As of December 31, 2011, seven additional employees (stewards and sales people) were engaged on an hourly basis. On December 31, 2010, the number was 73 (including Shamir employees). Other employees were supplied by temporary manpower companies, on as needed bases.

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

A general practice in Israel, which is followed by the Company, is the maintenance of a pension plan to the benefit of its employees (the "Pension Plan"). Each month, both the Company and its employees allocate sums to the Pension Plan. Types of Pension Plans may vary, while a commonly used Pension Plan is known as “Manager's Insurance”. Pension Plans provide a combination of savings plan, insurance and severance pay benefits to participating employees. Some of the sums allocated monthly by the Company to the employees' Pension Plans are on account of severance pay to which the employees may be entitled, upon termination of employment. Each month the employee contributes an amount which equals to 3.33% to 6.0% of his insured salary, and the Company contributes an additional sum of between 6.66% to 14.33% to his insured salary. In addition, Israeli law generally requires payment of severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (which is similar, to some extent, to the United States Social Security Administration). The payments thereto amount to 7.35% to 17.43% of wages; the employee’s share being 3.5% to 12% (depending on the marginal level of wages) and the employer’s share being 3.85% to 5.43%.

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

The following table sets forth, as of April 1, 2012, the number of Ordinary Shares beneficially owned by (i) each shareholder, to the best knowledge of the Company and based on information received from the shareholders, to own more than 5% of the Ordinary Shares and (ii) all directors and officers as a group. The information presented in the table is based on 12,974,245 Ordinary Shares outstanding as of April 1, 2012.

Name and Address	Number of Ordinary Shares Beneficially Owned		Percentage of Ordinary Shares
Willi-Food (1)	7,305,201		56.31%
Joseph Williger (1)(2)	7,305,201	(2)	56.31%
Zwi Williger (1)(2)	7,809,608	(2)	60.19%
All directors and officers as a group (2 persons)	7,809,608	(2)	60.19%

(1)
Willi-Food’s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi-Food are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106 Israel. The business address of each of Messrs. Joseph Williger and Zwi Williger is c/o the Company, 4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106 Israel.

(2)	Includes 7,305,201 Ordinary Shares owned by Willi-Food. Messrs. Zwi Williger and Joseph Williger serve as directors and executive officers of Willi-Food and of the Company.

In August 2007, the Company announced the sale by Messrs. Zwi Williger and Joseph Williger of approximately 42% of the outstanding shares of Willi-Food to Mr. Arieh Bar Lev (Arcadi Gaydamak) ("Gaydamak").  On September 24, 2008, each of the Williger Management Companies exercised its call option rights on shares in Willi-Food and warrants (series 2) certificates to acquire shares in Willi-Food that were held by Gaydamak and were granted by Gaydamak to the Williger Management Companies as security for loans that each made to Gaydamak.  As a result, Zwi Williger (through his management company Zwi W & Co. Company Ltd.) acquired 2,059,539 additional shares of Willi-Food and 150,000 additional warrants (series 2) certificates of Willi-Food, and Joseph Williger (through his management company Yossi Willi Management & Investments Ltd.) acquired 2,059,538 additional shares of Willi-Food and 150,000 additional warrants (series 2) certificates of Willi-Food.

Loans from the Williger Management Companies to Gaydamak were made under separate loan and option agreements signed on August 31, 2008, pursuant to which each of the Williger Management Companies loaned NIS 38 million to Gaydamak. Each loan was secured by securities in several companies, including a first priority lien on 2,059,539 (2,059,538 in the case of Yossi Willi Management & Investments Ltd.) shares of Willi-Food (50% of Gaydamak's total Willi-Food shares) and on 150,000 warrants (series 2) certificates (50% of Gaydamak's total Willi-Food warrants (series 2) certificates). Under the loan and option agreements, the Williger Management Companies were granted call rights to acquire any or all of the securities on the occurrence of a default.

All of the shareholders of the Company (including Willi-Food) have the same number of votes for each ordinary share held. Accordingly, the major shareholders of the Company, Willi-Food, do not have voting rights that are different from those of the Company’s other shareholders. The Company believes that 5,164,637 Ordinary Shares (approximately 39.81% of its outstanding Ordinary Shares) are held by persons who are not officers, directors or the owners of 10% of the Company's outstanding Ordinary Shares. As of April 3, 2012, there were 16 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record, including a part of the Company’s shares held by Willi-Food through brokers, represented as of April 3, 2012, approximately 74% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

B.	RELATED PARTY TRANSACTIONS

Management Service Agreements.

For information regarding Management Services Agreements with Mr. Zwi Williger, Chairman of the Board of Directors of the Company, and Mr. Joseph Williger, a director and President of the Company, through Williger Management Companies, see "Item 6. Directors, Senior Management and Employees - 6B. Compensation - Management Service Agreements".

Services to Willi-Food

The Company has been providing certain services to Willi-Food on an on-going basis since the Company’s commencement of operations, including office space and certain management, financial and administrative services.  On April 1, 1997, the Company entered into a service agreement with Willi-Food, which became effective as of May 19, 1997, the effective date of the Company’s initial public offering.  Pursuant to this agreement, Willi-Food is entitled to manage its operations from the Company’s executive offices in Yavne, including use of office facilities.

The Company also agreed to provide Willi-Food with accounting and secretarial services. In consideration for the use of the Company’s facilities and such other services, Willi-Food agreed to pay the Company a monthly fee equal to NIS 6,683 (USD 1,883) plus VAT. This fee is payable quarterly and is linked to the Israeli CPI. The agreement is for an unlimited term, and is mutually terminable upon three months prior notice. The Company believes that the fees for these services and the terms of such agreement are no less favorable to it than could be obtained from an unaffiliated third party.

In light of the recent enactment of Amendment No. 16, an agreement with a controlling shareholder, such as the Company's service agreement with Willi-Food, must be approved every three years by the Audit Committee, Board of Directors and by a special majority of the General Meeting of Shareholders. Willi-Food is the parent company of the Company and is the controlling shareholder of the Company. On October 6, 2011 following the unanimous approval of the Company's Audit Committee and Board of Directors, the General Meeting of Shareholders of the Company approved the extension of the above service agreement, from November 15, 2011 until November 14, 2014.

As of April 1, 1997, the Company and Willi-Food entered into an agreement pertaining to the allocation of corporate opportunities which may arise from time to time.  The agreement provides that Willi-Food will make available and provide a right of first refusal to the Company with regard to any corporate opportunity offered to Willi-Food, which relates to the food business.

On March 31, 2003, the Board of Directors authorized Willi-Food to participate in the import license lottery of the Israeli Ministry of Industry and Trade, provided that Willi-Food agreed that if it wins an import license it will: (i) coordinate with the Company the items of merchandise to be imported using the import license; and (ii) in consideration for the transfer of the merchandise that is imported using the import license, the Company will sell the merchandise, retaining 20% of the selling proceeds for itself and transferring the balance, if any, to Willi-Food.  The Board of Directors determined that this arrangement is not an extraordinary transaction. In 2011, the amount retained by the Company pursuant to this arrangement was NIS 27.5 thousand (USD 7.2 thousand).

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

Legal Proceedings

(1)
On February 21, 2007, a lawsuit was filed against Gold Frost by Cukierman & Co. Investment House Ltd. in the Tel Aviv-Jaffa Magistrates Court in the amount of NIS 273,852, claiming nonpayment of fees for professional services rendered. A statement of defense was filed. The Company's legal counsel estimate that the Company has a reasonable chance to defend itself but at the same time, the Company's legal counsel believe Gold Frost will have to pay a certain amount and therefore the Company's financial statements include a provision for a certain sum of the claim.

(2)
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

Both the plaintiffs and the Company filed their summations. The Company estimates that there is a chance the court will accept some of the plaintiff's claim, and therefore the Company's financial statements include a provision of a part of the claim in the fixed assets.

(3)
On July 7, 2008, WF filed a lawsuit in the Supreme Court of the State of New York, County of New York, against Laish Israeli Food Ltd. (“Laish”), Laish Dairy Ltd., 860 Nostrand Associates LLC., Arie Steiner, Eli Biran (WF's former CEO) and others. WF asserted claims of, inter alia, fraud, conversion and breach of contract against the seller and former principal of Laish. Certain of those defendants moved to dismiss the complaint based on the execution of a 2007 settlement agreement. That motion was denied in 2009. The matter was also stayed pending resolution of an arbitration with Mr. Biran. Discovery has been ongoing and is almost complete. In addition, those defendants who initially moved to dismiss the complaint filed a motion requesting that the Court reconsider its denial of their motion to dismiss based on recent decisions of New York’s Court of Appeals. Following such application, the court has now dismissed those claims which were the subject of the settlement agreement.

On August 27, 2008, 860 Nostrand Associates LLC. (a company owned by the seller and former principal of Laish) filed a lawsuit against the Company claiming that the Company is liable to it as a guarantor of a certain lease that was allegedly signed by WF in January 2008. The Company has disputed the validity of the lease and guarantee. Damages are being sought in the amount of $735,000 plus legal fees.

The two cases have been consolidated for discovery and a joint trial. Discovery is scheduled to be completed in May 2012. Following the completion of discovery we expect that the Court will set a trial date. At the current stage of the dispute, the Company's management and legal counsel cannot assess the chances of the parties.

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

(5)
Since May 2009, the Company was involved in a dispute with the selling shareholders of Shamir (the "Sellers").  As part of arbitration proceedings in December 2011, the Company reached a settlement with those shareholders.  As a result the parties reached the agreement, whereby the Company sold its entire 51% ownership interest in Shamir to other shareholders of Shamir.  Pursuant to the agreement, the Company was also released from any guarantees provided to banks or other entities regarding payment of Shamir promissory notes.

As a result of the agreement, mutual claims made by parties in the arbitration proceeding were cancelled without any order for expenses, and each party waived its right to bring additional court proceedings or claims regarding this matter.

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

Calendar Period	Ordinary Shares
	High	Low
2012
Second Quarter ( through April 27, 2012)	4.68	4.28
First Quarter	5.01	4.43
2011	6.05	4.4
First Quarter	7.9	6.55
Second Quarter	7.85	6.94
Third Quarter	7.1	5.55
Fourth Quarter	6.05	4.4
2010	7.10	5.42
First Quarter	7.10	5.76
Second Quarter	6.07	5.42
Third Quarter	6.47	5.60
Fourth Quarter	6.95	6.23
2009	6.30	0.86
2008	6.95	1.39
2007	8.90	5.20
April 2012 (through April 27, 2012)	4.68	4.28
March 2012	5.01	4.43
February2012	5.00	4.60
January 2012	4.86	4.52
December 2011	4.72	4.40
November 2011	5.65	4.53
October 2011	6.05	5.63

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

On October 6, 2011 our shareholders approved amendments to the Company’s Articles of Association in order to comply with the recent Amendment No. 16.

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

Under the Articles of Association, the Directors are elected annually by the registered shareholders at the annual meeting. Directors hold office until the conclusion of the next annual meeting or until their earlier removal or resignation. In addition, at least two (2) External Directors who comply with the qualifications described in the Israeli Companies Law must serve on the Board of Directors. External Directors are appointed by a majority vote at a general meeting, provided that: (i) the majority vote includes at least a majority of the shares of non controlling shareholders who meet certain non-affiliation criteria, as described in the Israeli Companies Law, voted at the meeting, with abstentions not taken into consideration in calculating the total number of the non-controlling shareholders, and (ii) the total number of shares of such non-controlling shareholders referred to in clause (1) voting against the resolution appointing an External Director is not more than two percent (2%) of the overall voting rights in the Company. External Directors are appointed for a term of three (3) years and their office may be extended by a resolution of the general meeting for an additional two-three (3) years. An External Director may be removed from office only in accordance with the relevant provisions of the Israeli Companies Law.

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

Agreement with Baron Family to Form Global Kosher Trade and Export Company.  On February 13, 2007, the Company signed an agreement with the Baron family (an unrelated third party), kosher food exporters located in Israel, to form a joint global kosher trade and export company - Baron. The Company held a 50.1% interest in Baron, and the Baron family held the remaining interest.  Under the terms of the agreement, all of the current food export operations of the Baron family were to be executed under the new entity.

Under the terms of the agreement, the new entity was to be managed by Lior Baron, as CEO, and Yaakov Baron, as Chairman, and the board of directors was to consist of four members – the CEO, Chairman, Zwi Williger and Joseph Williger.  The parties agreed that in the event of a dispute regarding ordinary course business matters the representatives of Willi-Food on the board will have three votes, rather than two. Under the terms of the agreement, in consideration for the 50.1% interest, the Company paid $1 million in owner's loans that was converted into equity on April 1, 2008.

Under the agreement, the Baron family was to be engaged in the food export activities which involved the export of kosher products from more than 100 suppliers, predominantly from Israel, to the U.S., Canada, England, Belgium, France, Switzerland, Australia, South Africa, Mexico, Argentina and Chile.  Product categories currently exported include candies, preserves, cakes and cookies, snacks, cereals, frozen pastries and ice creams, baby food and general grocery items.

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

As part of the transaction, the Distributor transferred to Kirkeby $200 thousand as well as 35 customers from 15 countries worldwide, including a US import license. Kirkeby was granted the exclusive right to use the distributor's trademarked brand name in sales and marketing of kosher products.  The Distributor retained the right to use its trademarked brand name for non-kosher dairy products. It is intended that ultimately Kirkeby will seek to broaden its penetration into the kosher European and North American markets. In consideration for the 51% interest in Kirkeby, Gold Frost paid at the closing $400 thousand to the Distributor. In June 2009, Gold Frost signed an agreement to sell its 51% interest in Kirkeby to Kirkeby and/or to the former owner for $400,000. According to the terms of the agreement, an amount equal to the balance of outstanding invoices owed by Gold Frost to Kirkeby was deducted as a down payment, and the remainder was paid by deducting in the purchase price by a pre-determined amount for each shipment of goods that Gold Frost purchased from Kirkeby or from the former owner, and the balance of the consideration was paid to Gold Frost until April 2011.

         Acquisition of Shamir Salads (2006) Ltd. In the first quarter of fiscal 2008, The Company purchased 51% of the interest of Shamir, an Israeli manufacturer and distributor of pre-packaged chilled kosher Mediterranean dips and spreads in Israel and abroad pursuant to the acquisition agreement of Shamir (the "Shamir Agreement").

Since May 2009 the Shamir Agreement was subject to dispute and legal proceedings. The dispute was settled in December 2011 and as a result of the settlement the Company sold its entire 51% ownership interest in Shamir.

Public Offering in March 2010.  On March 17, 2010, the Company completed a public offering of its ordinary shares. The Company issued a total of 3,305,786 ordinary shares at a purchase price of $6.05 per share, and the Company also granted to the underwriter an option, that was exercisable within 30 days from the date of the public offering, to purchase up to an additional 330,579 ordinary shares. As to the date of this report the option was expired. After deducting closing costs and fees, the Company received net proceeds of approximately $19.0 million.

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

The following is a discussion of certain material Israeli tax consequences to purchasers of our ordinary shares. The discussion also contains a description of certain relevant material provisions of the current Israeli income tax system applicable to companies in Israel, with special reference to its effect on us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion.

This discussion applies to shareholders that hold our ordinary shares as capital assets and does not address all of the tax consequences that may be relevant to holders of our ordinary shares in light of their particular circumstances or certain types of holders of our ordinary shares subject to special tax treatment.  Because individual circumstances may differ, shareholders should consult their tax advisor to determine the applicability of the rules discussed below to them, including the application of Israeli or other tax laws. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of the Shares including, in particular, the effect of any foreign, state or local taxes.

Taxation of Israeli Companies

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate of 24% for the 2011 tax year and 25% for the 2012 tax year. Israeli companies are generally subject to capital gains tax at the corporate tax rate. Following an amendment to the Israeli Income Tax Ordinance which came into effect on January 1, 2012, scheduled gradual reduction of the corporate tax rate in future years was canceled, and the corporate tax rate was increased to 25% for the 2012 tax year and is scheduled to remain at such rate for future tax years.

Amendment No. 174 to the Income Tax Ordinance, enacted in January 2010, provides that Israeli Accounting Standard No. 29 will not apply with respect to the tax years 2007, 2008 and 2009, and as a result the International Financial Reporting Standards (IFRS) will not apply for purposes of determining taxable income for such tax years. In January 2012, Amendment No. 188 to the Income Tax Ordinance was enacted which provides that Israeli Accounting Standard No. 29 (and as a result IFRS) will not apply also with respect to the tax years 2010 and 2011. The effect of this amendment on our financial statements, included elsewhere in this annual report, is not material.

Special Provisions Relating to Taxation under Inflationary Conditions

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

In February 2008, the Israeli Parliament passed an amendment No. 20 to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes is measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli resident companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  In calculating capital gain, the law distinguishes between real gain and inflationary surplus.  The inflationary surplus is the portion of the total capital gain equal to the increase in the relevant asset’s value that is attributable to the increase in the Israeli CPI between the date of purchase and the date of sale.  The real gain is the excess of the total capital gain over the inflationary surplus.  A non-resident that invests in taxable assets with foreign currency, or any individual who holds securities the price of which is stated in foreign currency, may elect to calculate the amount of inflationary surplus in that foreign currency.

Taxation of Israeli Residents

As of January 1, 2012, the tax rate generally applicable to real capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%.  Additionally, if such shareholder is considered a significant shareholder at any time during the 12-month period preceding such sale, the tax rate will be 30%. For this purpose, a significant shareholder is one that holds, directly or indirectly, including with others, at least 10% of certain means of control in a company.

Israeli companies are generally subject to the corporate tax rate (see above) on capital gains derived from the sale of shares listed on a stock market.

Taxation of Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on the Tel Aviv Stock Exchange or a recognized stock exchange outside of Israel (including the New York Stock Exchange), provided that such shareholders did not acquire their shares prior to the issuer’s initial public offering  (in which case a partial exemption may be available) and that the gains were not derived from a permanent establishment maintained by such shareholders in Israel.  Shareholders that do not engage in activity in Israel generally should not be subject to such law.  However, a non-Israeli corporation will not be entitled to the exemption from capital gains tax if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income, as amended, referred to as the U.S.-Israel tax treaty, the sale of our ordinary shares by a shareholder who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel tax treaty, referred to as a treaty U.S. resident, and who holds its ordinary shares as a capital asset is also exempt from Israeli capital gains tax unless either (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the treaty U.S. resident that is located in Israel.  However, under the U.S.-Israel tax treaty, a treaty U.S. resident would be permitted to claim a credit for taxes paid in Israel against the U.S. federal income tax imposed on the sale, subject to the limitations in U.S. laws applicable to foreign tax credits.  The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

Taxation of Dividends Paid on Our Ordinary Shares

Taxation of Israeli Residents

Following an amendment to the Israeli Income Tax Ordinance which came into effect on January 1, 2012, individuals who are Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (previously 20%), unless the recipient is a significant shareholder (as defined above) at any time during the 12-month period preceding the distribution in which case the applicable tax rate will be 30% (previously 25%).  The company distributing the dividend is required to withhold tax at the rate of 25% (previously 20%) (a different rate may apply to dividends paid on shares deriving from the exercise of stock options or other equity based awards granted as compensation to employees or office holders of the company).  Companies which are Israeli residents are generally exempt from income tax on the receipt of dividends from another Israeli company, unless the source of such dividends is located outside of Israel in which case tax will generally apply at a rate of 25%.

Taxation of Non-Israeli Residents

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% unless the recipient is a significant shareholder at any time during the 12-month period preceding the distribution in which case the applicable tax rate will be 30%.  The company distributing the dividend is required to withhold tax at the source at the rate of 25%.

Under the U.S.-Israel tax treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a treaty U.S. resident is 25%.  The maximum rate of withholding tax on dividends that are paid in certain circumstances to a U.S. corporation holding 10% or more of our outstanding voting power throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%.

A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by such non-Israeli resident.

U.S. Federal Income Tax Considerations

The following is a general discussion of certain material U.S. federal income tax consequences of ownership and disposition of the Company’s shares by a “U.S. holder” (as defined below).  This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a U.S. holder in light of the holder’s particular circumstances and does not address U.S. state, local and non-U.S. tax consequences.  The discussion applies only to U.S. holders (as defined below) that hold Company's shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to U.S. holders subject to special rules, such as certain financial institutions, insurance companies, dealers or traders in securities or foreign currencies, persons holding the shares as part of a hedge, straddle, conversion transaction or other integrated transaction, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons liable for the alternative minimum tax, tax-exempt organizations, shareholders that own or are deemed to own 10% or more of the Company’s voting power, or shareholders that hold our shares in connection with a trade or business conducted outside of the United States.

This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These laws are subject to change, possibly on a retroactive basis.  Shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of Company's shares in light of their particular circumstances.

The discussion below applies only to U.S. holders.  As used herein, a “U.S. holder” is a beneficial owner of the Company’s shares that is eligible for the benefits of the Israel –U.S. income tax treaty and is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Company's shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the entity.  Such entities and their partners or members should consult their tax advisors regarding the tax consequences of investments in the Company’s shares.

Taxation of Distributions

Subject to the discussion in "- Passive Foreign Investment Company Rules" below, distributions paid on the Company’s shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Since the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, U.S. holders will generally be required to treat such distributions as taxable dividends and include them in income on the date of receipt.  Subject to applicable limitations, dividends paid to certain non-corporate U.S. holders in taxable years beginning before January 1, 2013, will be taxable at a maximum rate of 15%.  The amount of a dividend will include any amounts withheld by the Company or its paying agent in respect of Israeli taxes. The dividend will be treated as foreign source income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Dividends paid in NIS will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.  Such gain or loss would generally be treated as U.S. source ordinary income or loss.

Subject to applicable limitations that may vary depending upon a U.S. holder’s particular circumstances, Israeli taxes withheld from dividends at a rate not exceeding the applicable rate provided by the U.S.-Israel income tax treaty will be creditable against the holder’s U.S. federal income tax liability.  Israeli taxes withheld in excess of the applicable rate allowed by the treaty will not be eligible for credit against a U.S. holder’s federal income tax liability.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  Instead of claiming a credit, a U.S. holder may, at the holder’s election, deduct the otherwise creditable foreign taxes in computing the taxable income for the year, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in their particular circumstances.

Sale and Other Disposition of the Company’s Shares

Subject to the discussion in "- Passive Foreign Investment Company Rules" below, gain or loss realized on the sale or other disposition of the Company's shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder held the shares for more than one year.  The amount of gain or loss will be equal to the difference between the tax basis in the shares disposed of and the amount realized on the disposition.  Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” for U.S. federal income tax purposes, or PFIC, for the taxable year of 2011. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, equity investments in less than 25%-owned entities) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.  If the Company were to be treated as a PFIC for any taxable year during which a U.S. holder held a share in the Company, certain adverse consequences could apply to the U.S. holder. Specifically, gain recognized by a U.S. holder on a sale or other disposition of a share would be allocated ratably over the U.S. holder’s holding period for the share.  The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income in the current year.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability.  Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above.  Certain elections may be available (including a mark-to-market election) to U.S. holders that may mitigate the adverse consequences resulting from PFIC status.  In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and backup withholding unless (i) the U.S. holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. holder provides a correct taxpayer identification number and certifies that the U.S. holder is not subject to backup withholding.  The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. holders who are individuals, or are controlled by individuals, may be required to report on IRS Form 8983 information relating to their holdings of the Company's shares, subject to certain exceptions (including an exception for securities held in accounts

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENTS BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfills the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission.  You may read and copy any document we file with the Securities and Exchange Commission’s public reference room at 100 F Street Northeast Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates.  Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

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

The table below details the sensitive analysis in respect to exposure relating to exchange rate risk:

	Gain (loss) from exchange rate change NIS(000)		Fair net NIS(000)	Gain (loss) from exchange rate change NIS(000)
Change in exchange rate USD	(10)% (1,230)	(5)% (615)	12,293	5% 615	10% 1,230
Change in exchange rate EURO	(10)% (742)	(5)% (371)	7,425	5% 371	10% 742

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

The table below details the sensitive analysis in respect to exposure relating to investment in instruments with fix interest rate:

	Gain (loss) from interest change $(000)		Fair value $(000)	Gain (loss) from interest change $(000)
Change in Interest as % of interest rate	(10)%	(5)%		5%	10%
Increase\decrease in financial Income	26	13	3,100	(13)	(26)

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

 (a) Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended).  These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.  We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2011.  Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to meet these objectives.

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

Our management (with the participation of the CEO and CFO) assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Tread way Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2011 based on these criteria.

(c) Changes in Internal Control Over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A. -- AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Ariel Herzfeld is the “Audit Committee Financial Expert” for the Company, as such term is defined in Item 16A of Form 20-F.  Mr. Herzfeld serves on the Company’s Audit Committee of the Board of Directors and  is an “Independent Director” as defined in the Nasdaq listing standards applicable to us.

ITEM 16B. -- CODE OF ETHICS

A copy of the Code of Ethics for the Company that applies to all directors, officers and other employees of the Company is available for review on the Company’s website at www.willi-food.com.

ITEM 16C. -- PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for professional services and other services rendered by Brightman Almagor Zohar & Co. in Israel, a member of firm of Deloitte Touche Tomhatsu, to the Company in 2011 and 2010.

	NIS 2011	NIS 2010	USD 2011	USD 2010
Audit Fees (1)	310,000	360,000	81,131	94,216
Tax Fees (2)	-	-	-	-
Prospectus	-	18,500	-	4,842
TOTAL	310,000	378,500	81,131	99,058

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

ITEM 16E. --  PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Below is a list of purchases of the Company’s ordinary shares by affiliated purchasers during calendar year 2011 and from January 1, 2012 to April 1, 2012.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under Plans or Programs
The Company
November 2011	305,600	4.965	305,600	$3,464,288
December 2011	247,719	4.521	247,719	$2,329,364
January 2012	29,245	4.580	29,245	$2,193,653
February 2012	16,870	4.690	16,870	(*)
Willi-Food
February 2012	67,403	4.966	67,403	$4,665,261
March 2012	64,039	4.943	66,061	$4,339,928
_____________________

(*) In February 2012, in light of the global and Israeli economic situations and the foreseeable recession, the Company terminated its repurchase program in order to focus its resources on developing its core business activity.

ITEM 16F. -- CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

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

•
Review of Related Party Transactions: Under NASDAQ Listing Rules, domestic listed companies must conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors. Although Israeli law requires us to conduct an appropriate review and maintain oversight of all related-party transactions similar to the NASDAQ Listing Rules, we follow the definitions and requirements of the Companies Law in determining the kind of approval required for a related-party transaction, which tend to be more rigorous than the NASDAQ Listing Rules.

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (1)
1.2	Articles of Association of the Company, as amended on July 20, 2005 (4)
1.3	Articles of Association of the Company, as amended on October 6, 2011 (*)
2.1	Specimen of Certificate for ordinary shares (2)
4.1	Share Option Plan (2)
†4.2	Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated June 1, 1998 (3)
†4.3	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated August 1, 2005 (4)
†4.4	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated October 23, 2011 (*)
†4.5	Management Agreement between the Company and Zwi W. & Co. Ltd., dated June 1, 1998 (3)
†4.6	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated August 1, 2005 (4)
†4.7	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated October 23, 2011 (*)
†4.8	Lease of Company’s premises with Titanic Food Ltd., dated November 23, 1998 (3)
†4.9	Services Agreement between the Company and Willi-Food, dated April 1, 1997 (3)
†4.10	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (4)
†4.11	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (4)
4.12	Relationship Agreement between the Company, Gold Frost, Willi-Food, Zwi Williger and Joseph Williger dated February 28, 2006 (4)
4.13	Placing Agreement between the Company, Gold Frost, certain officers of Gold Frost and Corporate Synergy dated March 2, 2006 (4)
4.14	Lock In Agreement, between the Company, Gold Frost, Corporate Synergy and certain officers of Gold Frost, dated March 2, 2006 (4)
4.15	Securities Purchase Agreement, dated as of October 25, 2006, among the Company and the investors identified on the signature pages thereto. (5)
4.16	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (5)
4.17	Asset Purchase Agreement, dated as of January 19, 2007, by and among the Company, WF Kosher Food Distributors, Ltd., Laish Israeli Food Products Ltd. and Arie Steiner.(6)
†4.18	Agreement, dated February 11, 2007, between the Company and Mr. Ya'acov Baron, Ms. Hedva Baron, Mr. Li'or Baron, Ms. Gozlan Or'na and Ms. Michal Baron Sha'hak. (6)
†4.19	Agreement, dated January 2, 2008, between the Company and Mr. Jacob Ginsberg, Mr. Amiram Guy and Shamir Salads (2006) Ltd. (7)
4.20	Share Purchase Agreement, dated February 13, 2008, between Gold Frost and Kirkeby Cheese Export A/S. (7)

4.21	Shareholders Agreement, dated February 13, 2008, between Gold Frost and Kirkeby Cheese Export A/S. (7)
4.22	Co-operation Agreement, dated January 1, 2008, between Kirkeby Cheese Export A/S, Haarby Mejeri/Kirkeby Dairy ApS and Kirkeby International Foods A/S. (7)
8.1	Subsidiaries of the Company (*)
12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
15.(a).1	Consent of Independent Registered Public Accounting Firm (*)

†	English translations from Hebrew original.
(1)	Incorporated by Reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.
(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(5)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.
(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.
(7)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
(*)	Filed Herewith

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
G. Willi-Food International Ltd.

We have audited the accompanying consolidated statements of financial position of G. Willi-Food International Ltd. ("the Company") and its subsidiaries as of December 31, 2011 and 2010 and the related consolidated Statements of Income, comprehensive Income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated statements of financial position of the Company and its subsidiaries as of December 31, 2011 and 2010 and the consolidated Statements of Income, comprehensive Income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tomhatsu Limited

Tel-Aviv, Israel
April 29, 2012

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		December 31,
	Note	2 0 1 1	2 0 1 0	2 0 1 1(*)
		NIS		US Dollars

Assets
Current assets
Cash and cash equivalents	4a	34,661	113,631	9,072
Financial assets at fair value through profit or loss	4b	163,430	67,890	42,773
Trade receivables	4c	57,628	85,902	15,082
Other receivables	4d	15,720	2,307	4,113
Inventories	4e	32,613	37,614	8,535
Total current assets		304,052	307,344	79,575

Non-current assets
Property, plant and equipment		61,401	71,350	16,069
Less -accumulated depreciation		18,856	20,512	4,935
	6	42,545	50,838	11,134

Prepaid expenses		117	2,405	31
Goodwill	7a	36	1,936	9
Intangible assets, net	8	-	4,067	-
Deferred taxes	13c	933	694	244
Total non-current assets		43,631	59,940	11,418
Total assets		347,683	367,284	90,993

Equity and liabilities
Current liabilities
Short-term bank credit	10	-	5,780	-
Trade payables	9a	25,683	32,959	6,722
Provisions	11	1,164	268	305
Current tax liabilities		3,837	5,910	1,004
Other payables and accrued expenses	9b	4,551	10,326	1,190
Employees Benefits	12b	1,613	3,057	422
Total current liabilities		36,848	58,300	9,643

Non-current liabilities
Long-term bank loans	10	-	309	-
Deferred taxes	13c	-	522	-
Retirement benefit obligation	12b	518	1,281	136
Total non-current liabilities		518	2,112	136

Shareholders' equity	15
Share capital		1,444	1,444	378
Additional paid in capital		129,809	128,863	33,972
Capital fund		247	247	65
Foreign currency translation reserve		587	736	154
Treasury shares		(10,141)	-	(2,654)
Retained earnings		188,371	170,060	49,299
Equity attributable to owners of the Company		310,317	301,350	81,214
Non-controlling interest		-	5,522	-
		310,317	306,872	81,214
Total equity and liabilities		347,683	367,284	90,993

(*)           Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

The financial statements were approved by the board of directors of the Company on April 29, 2012.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(NIS in thousands)

		Year ended December 31,
	Note	2 0 1 1	2 0 1 0(**)	2 0 0 9(**)	2 0 1 1(*)
		NIS			US Dollars

Revenue	17a	264,404	271,143	230,134	69,198
Cost of sales	17b	202,699	194,957	165,134	53,049
Gross profit		61,705	76,186	65,000	16,149

Operating costs and expenses
Selling expenses	17c	27,482	31,077	22,586	7,192
General and administrative expenses	17d	17,375	17,818	15,887	4,547
Other Income	18	(240)	(96)	(5,330)	(63)
		44,617	48,799	33,143	11,676

Operating profit		17,088	27,387	31,857	4,473

Finance Income	19a	1,480	5,543	2,744	387
Finance expense	19b	313	678	420	82
Finance Income, net		1,167	4,865	2,324	305

Profit before taxes on Income		18,255	32,252	34,181	4,778
Taxes on Income	13a	(3,906)	(6,995)	(4,869)	(1,022)
Profit from continuing operations		14,349	25,257	29,312	3,756
Profit from discontinued operations	23	4,172	4,900	2,216	1,092
Profit for the year		18,521	30,157	31,528	4,848

Attributable to:
Owners of the Company	20a	18,311	28,177	30,436	4,792
Non-controlling interest		210	1,980	1,092	56
Net Income		18,521	30,157	31,528	4,848

Earnings per share	20
Basic from continuing operations		1.06	1.96	2.80	0.28
Basic from discontinued operations		0.29	0.22	0.16	0.07
Basic earnings per share		1.35	2.18	2.96	0.35

Diluted from continuing operations		1.06	1.96	2.80	0.28
Diluted from discontinued operations		0.29	0.22	0.16	0.07
Diluted earnings per share		1.35	2.18	2.96	0.35

Shares used in computation of basic EPS		13,534,954	12,876,294	10,267,893	13,565,068

Shares used in computation of diluted EPS		13,534,954	12,876,294	10,267,893	13,565,068

(*)             Convenience translation into U.S. Dollars.
(**)           Reclassified according to the discontinued operations See note 23.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Year ended December 31,
	2 0 1 1	2 0 1 0(**)	2 0 0 9(**)	2 0 1 1(*)
	NIS			US Dollars

Net Income	18,521	30,157	31,528	4,848

Other comprehensive Income (Expenses)
Translation differences for foreign operations	(149)	97	52	(39)
Other comprehensive Income for the year	(149)	97	52	(39)

Total comprehensive Income for the year	18,372	30,254	31,580	4,809

Total comprehensive Income for the year attributable to:

Owners of the Company	18,162	28,274	30,475	4,753
Non-controlling interest	210	1,980	1,105	56
	18,372	30,254	31,580	4,809

(*)             Convenience translation into U.S. Dollars.
(**)           Reclassified according to the discontinued operations See note 23.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN  EQUITY
(NIS in thousands)

	Share capital	Additional paid in capital	Capital fund	Foreign currency translation reserve	Treasury shares	Retained earnings	Attributable to owners of the parent	Non-controlling interest	Total shareholders' equity

Balance – January 1, 2009	1,113	59,056	247	369	-	111,447	172,232	13,350	185,582
Profit for the year	-	-	-	-	-	30,436	30,436	1,092	31,528
Currency translation differences	-	-	-	39	-	-	39	13	52
Total comprehensive Income for the year	-	-	-	39	-	30,436	30,475	1,105	31,580

Purchase of non-controlling interest	-	-	-	-	-	-	-	(7,559)	(7,559)
Dividend paid to non-controlling interests	-	-	-	-	-	-	-	(101)	(101)
Disposal of subsidiary	-	-	-	231	-	-	231	(3,253)	(3,022)

Balance - December 31, 2009	1,113	59,056	247	639	-	141,883	202,938	3,542	206,480
Profit for the year	-	-	-	-	-	28,177	28,177	1,980	30,157
Currency translation differences	-	-	-	97	-	-	97	-	97
Total comprehensive Income for the year	-	-	-	97	-	28,177	28,274	1,980	30,254

Public offering	331	69,807	-	-	-	-	70,138	-	70,138

Balance - December 31, 2010	1,444	128,863	247	736	-	170,060	301,350	5,522	306,872

Profit for the year	-	-	-	-	-	18,311	18,311	210	18,521
Currency translation differences	-	-	-	(149)	-	-	(149)	-	(149)
Total comprehensive Income for the year	-	-	-	(149)	-	18,311	18,162	210	18,372

employee benefit	-	946	-	-	-	-	946	-	946
Disposal of subsidiary	-	-	-	-	-	-	-	(5,732)	(5,732)
Investment in treasury stocks	-	-	-	-	(10,141)	-	(10,141)	-	(10,141)

Balance - December 31, 2011	1,444	129,809	247	587	(10,141)	188,371	310,317	-	310,317

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 1 1	2 0 1 0(**)	2 0 0 9(**)	2 0 1 1(*)
	NIS			US Dollars

Cash flows - operating activities
Profit from continuing operations	14,349	25,257	29,312	3,756
Adjustments to reconcile net profit to net cash from continuing operating activities(Appendix A)	7,246	(9,763)	(20,958)	1,898
Net cash from continuing operating activities	21,595	15,494	8,354	5,654

Net cash from discontinued operating activities	1,359	4,925	9,340	356

Cash flows - investing activities
Acquisition of property plant and equipment	(1,643)	(5,215)	(909)	(430)
Proceeds from sale of property plant and Equipment	310	546	115	81
Additions to prepaid expenses	-	-	(243)	-
Long term deposit, net	-	14	(7)	-
Proceeds from realization (purchase) of marketable securities, net	(99,574)	(53,234)	663	(26,060)
Disposal of subsidiary	-	-	2,185	-
Net cash from (used in) continuing investing activities	(100,907)	(57,889)	1,804	(26,409)

Net cash from (used in) discontinued investing activities	10,106	(1,897)	(1,642)	2,645

Cash flows - financing activities
Investment in treasury stocks	(10,141)	-	-	(2,654)
Proceeds of Public offering, net	-	70,248	-	-

Deferred expenses related to Public Offering	-	-	(110)	-
Short-term bank credit, net	-	(373)	(113)	-
Purchase of additional shares in subsidiary	-	-	(2,314)	-

Proceeds of loans	-	-	487	-
Net cash from (used in) continuing financing activities	(10,141)	69,875	(2,050)	(2,654)

Net cash used in discontinued financing activities	(982)	(3,978)	(7,416)	(257)

Increase (decrease) in cash and cash equivalents	(78,970)	26,530	8,390	(20,665)
Cash and cash equivalents at the beginning of the financial year	113,631	87,101	78,725	29,737
Net foreign exchange difference on cash and cash equivalents from discontinued activities	-	-	(14)	-
Cash and cash equivalents of the end of the financial year	34,661	113,631	87,101	9,072

(*)             Convenience Translation into U.S. Dollars.
(**)           Reclassified according to the discontinued operations See note 23.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

A.	Adjustments to reconcile net profit to net cash from operating activities

	Year ended December 31,
	2 0 1 1	2 0 1 0(**)	2 0 0 9(**)	2 0 1 1(*)
	NIS			US Dollars

Deferred Income taxes	(239)	(165)	742	(63)
Capital Gain on purchase of additional shares in subsidiary	-	-	(5,245)	-
Unrealized loss (gain) on marketable securities	4,034	(3,300)	(2,652)	1,056
Depreciation and amortization	3,506	3,016	3,406	918
Capital gain on disposal of property plant and equipment	(240)	(96)	(85)	(63)

Employees benefit, net	(135)	244	(24)	(35)
Change in value of warrants to issue shares	-	-	(5)	-
Stock based compensation reserve	200	-	-	53

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(5,774)	(6,809)	(5,915)	(1,511)
Decrease (Increase) in inventories	1,691	7,508	(12,864)	443
Decrease in long term receivables	-	760	103	-
Increase (Decrease) in trade and other payables, and other current liabilities	4,203	(10,921)	1,581	1,100

	7,246	(9,763)	(20,958)	1,898

Interest paid	47	59	62	12

Income tax paid	9,471	2,985	2,045	2,479

(*)             Convenience Translation into U.S. Dollars.
(**)           Reclassified according to the discontinued operations See note 23.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 1    -     DESCRIPTION OF BUSINESS AND GENERAL

A.	Description of Business:

G. Willi-Food International Ltd. ("the Company") was incorporated in Israel in January 1994 and is engaged in the import, export, marketing and distribution of food products. Since May 1997, the Company's shares are registered for trade on the NASDAQ Capital Market

The Company is a subsidiary of Willi-Food Investments Ltd. ("the parent company"). The shares of the parent company are registered for trade on the Tel-Aviv Stock Exchange.

On December 16, 2011, the Company signed an agreement to sell its entire 51% ownership interest in Shamir Salads (2006) LTD the subsidiary of the Company ("Shamir Salads") to other shareholders of Shamir Salads.

B.	Definitions:

The Company	-	G. WILLI-FOOD INTERNATIONAL LTD.

The Group	-	The Company and its Subsidiaries, a list of which is presented in Note 5.

Subsidiaries	-	Companies that are controlled by the Company (as defined in IAS 27) and whose accounts are consolidated with those of the Company.

Related Parties	-	As defined in IAS 24.

Interested Parties	-	As defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

Controlling Shareholder	-	As defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

NIS	-	New Israeli Shekel.

CPI	-	The Israeli consumer price index.

Dollar	-	The U.S. dollar.

Euro	-	The United European currency.

NOTE 2    -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying international accounting standards (IFRS):

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The significant accounting policies detailed in the continuation were applied on a consistent basis for all reporting periods presented in the financial statements, except for changes in accounting policies that were due to the application of standards, amendments to standards and interpretations that took effect on the date of the financial statements, and the application of standards, amendments to standards and interpretations that are not in effect and were adopted in early adoption by the Group, as detailed in Note 2z below.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2    -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Format for presentation of Statement of Financial Position:

The Group presents assets and liabilities in the Statement of Financial Position divided into current and non-current items.

C.	Format for analysis recognized in Income Statement:

(1)	Format for analysis of expenses recognized in Income statement: The Group's expenses in the Income statement are presented based on the nature of the activity of the expenses in the entity.

(2)	The Group's operating cycle is 12 months.

D.	Basis of preparation:

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the CPI. As of December 31, 2003 when the economy ceased to be hyper-inflationary and the Company no longer adjusted its financial statements to the ISRAELI CPI, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

▪	Assets and liabilities measured by fair value: financial assets measured by fair value recorded directly as profit or loss.

▪	Inventories are stated at the lower of cost and net realizable value.

▪	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

▪	Liabilities to employees as described in note 12.

E.	Foreign currencies:

(1)	Functional and presentation currency

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements are presented in the New Israeli Shekel ("NIS"), which is the functional currency of the Company and the presentation currency for the consolidated financial statements. As for exchange rates and changes in them during the presented periods see note 2y(2).

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2    -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	Foreign currencies: (Cont.)

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

(5)       Convenience translation

The balance sheet as of December 31, 2011 and statement of Income, statement of other comprehensive Income and statement of cash flows for the year then ended have been translated into U.S. Dollar using the representative exchange rate as of that date ($1.0 = NIS 3.821). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars but only a convenience translation of reported NIS amounts into U.S. Dollar, unless otherwise indicated. The convenience translation supplementary financial data is unaudited and is not presented in accordance with IFRSs.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2    -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Cash and cash equivalents:

Cash and cash equivalents include demand deposits and term deposits in banks that are not restricted as to usage, with an original period to maturity of not more than three months.

Deposits that are restricted as to usage are classified as pledged deposits.

Deposits with an original period to maturity exceeding three months, which as of the statement of financial position does not exceed one year, are classified as short-term investments.

G.	Basis of consolidation:

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

(2)       Non-controlling Interest

Non-controlling interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling’s share of changes in equity since the date of the combination. Losses attributable to non-controling interest in excess of its share in the subsidiary's equity are charged commencing January 1, 2010 to non-controlling interest in any case, while ignoring its obligations and ability to make additional investments in the subsidiary.

Commencing January 1, 2010, transactions with non-controlling interest shareholders, in the context of which the Company retains control before and after the transaction, are treated as capital transactions.

Through December 31, 2009 the accounting treatment was as follows:

(a)
In cases whereby the Group acquired the non-controlling interest, the difference between the cost of acquisition and the non-controlling interests book value acquired was recognised as goodwill. A negative difference was recognised as an income in the Income statement.

(b)
When the Groups interest in subsidiary was reduced, without loss of control (either by sale or by issuance of shares by the subsidiary) the differences between the consideration received and the book value of the Group's investment sold was recognised in the Income statements.

See note 2aa(3) about the adoption of IFRS 10.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2    -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Basis of consolidation: (Cont.)

(3)	Changes in the Group's ownership interests in existing subsidiaries

Changes in the Group's ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Company.

When the Group loses control of a subsidiary, a gain or loss is recognised in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognised in other comprehensive income and accumulated in equity, the amounts previously recognised in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings as specified by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

H.	Business combination:

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

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

If, after reassessment, the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

All Groups' acquisitions were performed prior to the adoption of IFRS 3 (Revised 2008). Under IFRS 3 (2004) paragraphs 24 and 29, costs directly attributable to the business combinations constitute part of the cost of the business combination.

The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

I.	Goodwill:

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2    -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Goodwill: (Cont.)

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

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Regarding the Impairment of Assets, see note 7b

J.	Discontinued operations:

Exercised activities constitute discontinued activities when they represent a separate major line of business activity or geographical area of operations, or constitute part of a single and coordinated design for the exercise of an area of business activity, or a geographical area of   activities are presented in the consolidated statements of operations less taxes on Income in all periods presented as "Profit (Loss) from discontinued operations". Cash flows due to discontinued activities are presented together in the cash flow report for each reporting period presented in accordance with the classification of operating activity, investment activity and finance activity.

K.	Property, plant and equipment:

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

The annual depreciation and amortization rates are:

	%

Construction	4
Motor vehicles	15-20	(mainly 20%)
Office furniture and equipment	6-15	(mainly 15%)
Computers	20-33	(mainly 33%)
Machinery and equipment	10

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2    -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Property, plant and equipment:(Cont.)

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the Income statement.

L.	Intangible assets, except goodwill:

An intangible asset is an identifiable non-monetary asset without physical substance.

An intangible asset with an indefinite useful life shall not be amortized.

In accordance with IAS 36, an entity is required to test an intangible asset with an indefinite useful life for impairment by comparing its recoverable amount with its carrying amount:

(a)       Annually.
(b)       Whenever there is an indication that the intangible asset may be impaired.

Intangible assets with a finite useful life are stated at cost less accumulated amortization and accumulated impairment losses. Amortization is charged according to the straight-line method over their estimated useful life. See also Note 8.

Useful lives of Intangible assets:

Years
Intangible assets acquired in a business combination:
Technology knowledge	10
Customers relationship	15
Trade name	25

Other intangible asset
Trade name	7

Intangible assets acquired separately

Intangible assets acquired in a business combination are identified and recognized separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. The cost of such intangible assets is their fair value at the acquisition date.

The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Regarding the amendment to IFRS 3 (Revised), "Business Combinations", see note 2z3.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2    -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Impairment of tangible and intangible assets excluding goodwill:

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

Regarding the amendment to Impairment of goodwill see note 7b.

N.	Inventories:

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

Cost determined as follows:

Raw material, components and packaging	-	by the "first-in, first-out" method;
Processing goods	-	cost of materials plus labor
Finished products	-	on the basis of standard cost which approximates actual production cost (materials, labor and indirect manufacturing costs).
Products	-	weighted average method

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2    -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Financial assets:

(1)	General

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

Regarding the amendment to IFRS 9, "Financial Instruments", IFRS 13 " Fair Value Measurement", Amendments to IFRS 7 " Disclosures – Transfers of Financial Assets" see notes 2aa(1), 2aa(2) and 2aa(4).

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2    -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Financial assets: (Cont.)

(4)	Impairment of financial assets (Cont.)

For all other financial assets, an objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Default or delinquency in interest or principal payments; or

•	It becoming probable that the borrower will enter bankruptcy or financial re-organization.

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

P.	Financial liabilities and equity instruments issued by the Group:

(1)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2    -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Financial liabilities and equity instruments issued by the Group: (Cont.)

(2)
Consumer price index financial liabilities

The Company has Consumer Price Index ("CPI")-linked financial liabilities that are not measured at fair value through profit or loss. For those liabilities, the Company determines the effective interest rate as a real rate plus linkage differences according to the actual changes in the CPI up to the balance sheet date.

(3)	Treasury shares: The cost of Company shares held by the Company or its subsidiaries are deducted from shareholders' equity as a separate element.

Q.
Derivative financial instruments:

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

R.	Revenue recognition: Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)	Sale of goods

Revenue from the sale of goods is recognized when all the following conditions are satisfied:

•	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;
•	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the entity; and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

(2)	Customer returns and Rebates

The customer returns, rebates and other credits are being deducted from revenues.

Customer returns and rebates are part of the Company's normal course of business. The Company assesses the expected customer returns and rebates according to specific information in its possession and its past experience in similar cases. According to IAS 18, these provisions are reduced from the Company's revenues.

(3)	Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Revenue recognition: (Cont.)

(4)	Dividend revenue

Dividend revenue from investments is recognized when the shareholder’s right to receive payment has been established.

S.	Leasing:

(1)	General

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

(2)	The Group as lessee

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lesser is included in the balance sheet as a finance lease obligation.

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

Lease agreements with the ILA with respect to a parcel of land is classified as finance leases. The prepaid lease payments are recognized on the balance sheet as "Property, plant and equipment", and are amortized on a straight-line basis over the lease period (2% per Year).

T.	Provisions:

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2    -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.	Provisions: (Cont.)

(2)       Onerous contracts

Present obligations arising under onerous contracts are recognized and measured as provisions. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

U.	Share-based payments:

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

The accounting for share-based compensation is as follows: The parent company initiated and approved the grant, and hence the Company has no obligation to settle the grant in accordance with IFRS 2.43B. This implies that the Company records an expense as if it were granting its own shares. The options fair value determined at the date of grant is recognized over the vesting period of each trench.

V.	Taxation:

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2    -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Taxation: (Cont.)

(2)	Deferred tax (Cont.)

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

W.	Employee benefits:

(1)	Post-Employment Benefits

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

The Group's liability in respect of the Defined Benefit Plan which is presented in the Group's balance sheet includes the current value of the obligation in respect of the defined benefit, net of the fair value of the Defined Benefit Plan assets.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2    -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	Earnings (loss) per share:

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

Y.	Exchange Rates and Linkage Basis

(1)
Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel, that were prevailing at the balance sheet date.

(2)	Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and in the Israeli CPI:

	Representative exchange rate	Representative exchange rate	CPI “in
	of the Euro	of the dollar	respect of”
	(NIS per €1)	(NIS per $1)	(in points)
As of:
December 31, 2011	4.94	3.82	110.34
December 31, 2010	4.74	3.55	108.00
December 31, 2009	5.44	3.76	105.20

	%	%	%
Increase (decrease) during the:
Year ended December 31, 2011	4.22	7.66	2.17
Year ended December 31, 2010	(12.93)	(6.00)	2.66
Year ended December 31, 2009	2.73	(0.71)	3.91

Z.	Adoption of new and revised Standards and interpretations:

Standards and Interpretations adopted with no effect on financial statements

(1)       The amendments to IAS 1

The amendments to IAS 1 clarify that an entity may choose to disclose an analysis of other comprehensive Income by item in the statement of changes in equity or in the notes to the financial statements. In the current year, for each component of equity, the Group has chosen to present such an analysis in the notes to the consolidated financial statements, with a single-line presentation of other comprehensive Income in the consolidated statement of changes in equity. Such amendments have been applied retrospectively, and hence the disclosures in these consolidated financial statements have been modified to reflect the change (see the consolidated statement of changes in equity).

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2    -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.	Adoption of new and revised Standards and interpretations: (Cont.)

Standards and Interpretations adopted with no effect on financial statements (Cont.)

(2)       Amendments to IAS 32 Classifications of Rights Issues

The amendments address the classification of certain rights issues denominated in a foreign currency as either equity instruments or as financial liabilities. Under the amendments, rights, options or warrants issued by an entity for the holders to acquire a fixed number of the entity's equity instruments for a fixed amount of any currency are classified as equity instruments in the financial statements of the entity provided that the offer is made pro rata to all of its existing owners of the same class of its non-derivative equity instruments. Before the amendments to IAS 32, rights, options or warrants to acquire a fixed number of an entity's equity instruments for a fixed amount in foreign currency were classified as derivatives. The amendments require retrospective application. The application of the amendments has had no effect on the amounts reported in the current and prior years because the Group has not issued instruments of this nature.

(3)       Amendments to IFRS 3 Business Combinations

As part of Improvements to IFRSs issued in 2010, IFRS 3 was amended to clarify that the measurement choice regarding non-controlling interests at the date of acquisition is only available in respect of non-controlling interests that are present ownership interests and that entitle their holders to a proportionate share of the entity's net assets in the event of liquidation. All other types of non-controlling interests are measured at their acquisition-date fair value, unless another measurement basis is required by other Standards. In addition, IFRS 3 was amended to provide more guidance regarding the accounting for share-based payment awards held by the acquiree's employees. Specifically, the amendments specify that share-based payment transactions of the acquiree that are not replaced should be measured in accordance with IFRS 2 Share-based Payment at the acquisition date (‘market-based measure’).

(4)       IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

The Interpretation provides guidance on the accounting for the extinguishment of a financial liability by the issue of equity instruments. Specifically, under IFRIC 19, equity instruments issued under such arrangement will be measured at their fair value, and any difference between the carrying amount of the financial liability extinguished and the consideration paid will be recognized in profit or loss.
The application of IFRIC 19 has had no effect on the amounts reported in the current and prior years because the Group has not entered into any transactions of this nature.

(5)       Amendments to IFRIC 14 Prepayments of a Minimum Funding Requirement

IFRIC 14 addresses when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS 19; how minimum funding requirements might affect the availability of reductions in future contributions; and when minimum funding requirements might give rise to a liability. The amendments now allow recognition of an asset in the form of prepaid minimum funding contributions. The application of the amendments has not had material effect on the Group's consolidated financial statements.

(6)       IAS 24 Related Party Disclosures

IAS 24 (as revised in 2009) has been revised on the following two aspects: (a) IAS 24 (as revised in 2009) has changed the definition of a related party and (b) IAS 24 (as revised in 2009) introduces a partial exemption from the disclosure requirements for government-related entities.

The Company and its subsidiaries are not government-related entities. The application of the revised definition of related party set out in IAS 24 (as revised in 2009) in the current year has resulted in the identification of related parties that were not identified as related parties under the previous Standard.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2    -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.	Adoption of new and revised Standards and interpretations: (Cont.)

New and revised Standards and Interpretations in issue but not yet effective

(1)       Amendments to IFRS 7 Disclosures – Transfers of Financial Assets

The amendments to IFRS 7 increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments also require disclosures where transfers of financial assets are not evenly distributed throughout the period.

Effective for annual periods beginning on or after 1 January 2012.

At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial condition and results of operations.

(2)       IFRS 9 – Financial Instruments

IFRS 9 issued in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in October 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9 are described as follows:

•
IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

•
The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive Income, unless the recognition of the effects of changes in the liability's credit risk in other comprehensive Income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability's credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

IFRS 9 is effective for annual periods beginning on or after 1 January 2015, with earlier application permitted.

The Company anticipate that IFRS 9 will be adopted in the Group's consolidated financial statements for the annual period beginning 1 January 2015 and that the application of IFRS 9 may have significant impact on amounts reported in respect of the Group's financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2    -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.	Adoption of new and revised Standards and interpretations: (Cont.)

New and revised Standards and Interpretations in issue but not yet effective (Cont.)

(3)	IFRS 10 - Consolidated Financial Statements

In May 2011, a package of five Standards on consolidation, joint arrangements, associates and disclosures was issued, including IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011).

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements. SIC-12 Consolidation – Special Purpose Entities has been withdrawn upon the issuance of IFRS 10. Under IFRS 10, there is only one basis for consolidation, which is control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor's returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

The Group has not yet performed a detailed analysis of the impact of the application of these Standards and hence has not yet quantified the extent of the impact.

These five standards are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted provided that all of these five standards are applied early at the same time.

(4)	Fair Value Measurement:

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The Standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

IFRS 13 is effective for annual periods beginning on or after 1 January 2013, with earlier application permitted.

The directors anticipate that IFRS 13 will be adopted in the Group's consolidated financial statements for the annual period beginning 1 January 2013 and that the application of the new Standard may affect the amounts reported in the financial statements and result in more extensive disclosures in the financial statements.

(5)	IAS 19 - Employee Benefits

The amendments to IAS 19 change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the 'corridor approach' permitted under the previous version of IAS 19 and accelerate the recognition of past service costs.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2    -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.	Adoption of new and revised Standards and interpretations: (Cont.)

New and revised Standards and Interpretations in issue but not yet effective (Cont.)

(5)	IAS 19 - Employee Benefits (Cont.)

The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive Income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus.

The amendments to IAS 19 are effective for annual periods beginning on or after 1 January 2013 and require retrospective application with certain exceptions. The directors anticipate that the amendments to IAS 19 will be adopted in the Group's consolidated financial statements for the annual period beginning 1 January 2013.

The directors have not yet performed a detailed analysis of the impact of the application of the amendments and hence have not yet quantified the extent of the impact.

(6)	IAS 1 - Presentation of Items of Other Comprehensive Income

The amendments to IAS 1 retain the option to present profit or loss and other comprehensive Income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive Income section such that items of other comprehensive Income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive Income is required to be allocated on the same basis.

The amendments to IAS 1 are effective for annual periods beginning on or after 1 July 2012. The presentation of items of other comprehensive Income will be modified accordingly when the amendments are applied in the future accounting periods.

NOTE 3   -     SIGNIFICANT ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESTIMATION

A.	General

In the application of the Group’s accounting policies, which are described in Note 2, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis and revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The Company is a basic trader of goods, mostly in the Israeli food markets. All the sales are made in accordance with delivery notes, agreed price lists and invoices. The major assumptions are based on contractual commitments where sensitivity is insignificant. In addition, in the process of applying the Group's accounting policies, management makes various judgments, apart from those involving estimations, that can significantly affect the amounts recognized in the financial statements.

Other estimates\assumptions used in our allowances are based on the Company's rich experience in the food market. Any sensitivity analysis of the effect of changes in critical estimates and assumptions would show negligible effect on the Company's financial position or results of operations.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 3    -     SIGNIFICANT ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESTIMATION (Cont.)

B.	Significant judgments in applying accounting policies

The following are the significant judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

•
Revenue recognition - the Group has recognized in revenues amounted to NIS 264,404 thousands in the year ended December 31, 2011 (NIS 271,143 thousands in the year ended December 31, 2010) for selling food products. The Group has given the buyers a right to return the product. According to the Group's estimations the rate of the products returns, based on the Group's past experience regarding similar transactions, will not be more than 1.7% of total revenues. As a result, the group recognized the revenues and created an accrual for customer's returns, at the same time. Any change of 1% in the Group's estimation will increase \ decrease the Group's revenues in the amount of NIS 2,640 thousands (NIS 2,711 thousands in the year ended December 31, 2010).

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

NOTE 4    -     CURRENT ASSETS

A.	Cash and cash equivalents - composition:

	December 31,
	2 0 1 1	2 0 1 0	2 0 1 1
	NIS		US Dollars

Cash in bank	18,066	16,557	4,729
Short-term bank deposits	16,595	97,074	4,343
Total cash	34,661	113,631	9,072

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4    -     CURRENT ASSETS (Cont.)

B.	Financial assets at fair value through profit or loss:

	December 31,
	2 0 1 1	2 0 1 0	2 0 1 1
	NIS		US Dollars

Financial assets carried at fair value through profit or loss (FVTPL)
Held for trading non-derivative financial assets
Shares	11,666	18,675	3,053
Governmental loan and other bonds	40,285	38,492	10,543
Certificate of participation in mutual fund	111,479	10,723	29,177
	163,430	67,890	42,773

C.	Trade receivables:

(1)       Composition

	December 31,
	2 0 1 1	2 0 1 0	2 0 1 1
	NIS		US Dollars

Trade receivables	58,174	87,505	15,225
Less - allowance for doubtful debts	546	1,603	143
	57,628	85,902	15,082

The average credit period on sales of goods is 90 days. Trade receivables are provided for based on estimated irrecoverable amounts from the sale of goods, determined by reference to past default experience.

Before accepting any new customer, the Group assesses the potential customer's credit quality and defines credit limits by customer. Credit limits are examined periodically based on the Company's collection experience with each customer and additional external information. 97% of the Company's customers complied with their credit limits.

Of the trade receivables balance at the end of the year, NIS 9,863 thousand and 9,301 thousands (2010: NIS 9,301 and 8,598) are due from significant customers. There are no other customers who represent more than 10% of the total balance of trade receivables.

Included in the Group's trade receivable balance are debtors with a carrying amount of NIS 70 thousands (2010: NIS 943 thousands) which are past due at the reporting date for which the Group has not provided allowance for doubtful accounts as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral over these balances.

The average credit period for overdue customer debit balances is 45 days as of December 31, 2011.

(2)       Aging of past due but not impaired

	December 31,
	2 0 1 1	2 0 1 0	2 0 1 1
	NIS		US Dollars

0-120 days	70	943	18
Total	70	943	18

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4    -     CURRENT ASSETS (Cont.)

C.	Trade receivables (Cont.)

(3)       Movement in the allowance for doubtful debts

	December 31,
	2 0 1 1	2 0 1 0	2 0 1 1
	NIS		US Dollars

Balance at beginning of the year	1,603	1,277	420
Discontinued operations see note 23	(1,244)	-	(326)
Change in allowance doubtful debts	187	326	49
Balance at end of the year	546	1,603	143

D.	Other receivables

	December 31,
	2 0 1 1	2 0 1 0	2 0 1 1
	NIS		US Dollars

Prepaid expenses	383	543	100
Income receivables (Discontinued operations see note 23)	14,731	33	3,855
Advances to suppliers	412	1,087	108
Others	194	644	50
	15,720	2,307	4,113

E.	Inventories

	December 31,
	2 0 1 1	2 0 1 0	2 0 1 1
	NIS		US Dollars

Raw and auxiliary materials	-	2,260	-
Finished products and goods in process	28,388	31,772	7,429
	28,388	34,032	7,429

Merchandise in transit and in warehouses	4,225	3,582	1,106
	32,613	37,614	8,535

The inventories are presented net of impairment provision.

NOTE 5    -    INVESTMENTS IN SUBSIDIARIES

The consolidated financial statements include the financial statements of the following Subsidiaries:

Subsidiary	Location	Jurisdiction of Organization	Company's Ownership Interest
			December 31,
			2 0 1 1	2 0 1 0

Gold Frost Ltd ("Goldfrost")	Israel	Israel	100.00%	100.00%
Shamir Salads - note 23, Discontinued Operations	Israel	Israel	-	51.00%
WF Kosher Food Distributors Ltd. ("WF") – non active	USA	USA	100.00%	100.00%

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 5    -    INVESTMENTS IN SUBSIDIARIES (Cont.)

A.
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

B.
On June 2009, Goldfrost had signed an agreement with a Danish Dairy distributor (the "Distributor") to sell its 51% interest in the Distributor to the Distributor and/or to the Distributor other shareholder ("Other Shareholder") for US$ 400 thousands. Goldfrost acquired its 51% interest from the Other Shareholder in February 2008.  According to the terms of the agreement, an amount equal to the balance of outstanding invoices owed by Goldfrost to the Distributor will be deducted as a down payment, and the rest will be paid by deduction in the purchase price by a pre-determined amount for each shipment of goods that Goldfrost will purchase from the Distributor or from the Other Shareholder, and the balance of the consideration was paid to Gold Frost until April 2011. As a result of the sale of the shares of the Distributor Goldfrost recognized a pre-tax capital gain of NIS 1.2 million (USD 314 thousand).

Goldfrost was granted the exclusive right to distribute all of the products of the Distributor and the Other Shareholder in Israel until April 2012, so long as Goldfrost purchases a minimum quantity of products from the Distributor or from the Other Shareholder at fair market prices and that meet specified quality standards.

C.
On September 2, 2009 the Company signed an agreement ("Agreement") to sell all of its holdings in Baron, kosher food exporters located in Israel, and to assign all of its rights and obligations under the Founders Agreement from February 2007 to a private company owned by the Baron Family, who hold, as of the date of the Agreement the remaining shares in Baron.

In exchange for the sale of shares and the assignment of rights and obligations, Baron Family agreed to pay USD 937,500, which was paid to the Company on the date of execution of the Agreement. As a result of the sale of the shares of the Baron the Company recognized a capital loss of NIS 1.5 million (USD 392 thousand).

D.
On December 16, 2011the Company signed an agreement ("Agreement") to sell its entire 51% ownership interest in Shamir Salads to other shareholders of Shamir Salads. Pursuant to the Agreement, the Company was released from any guarantees provided to banks or other entities regarding payment of Shamir Salads promissory notes. As a result of the Agreement, mutual claims made by parties in an arbitration proceeding were cancelled without any order for expenses, and each party waived its right to bring additional court proceedings or claims regarding this matter. As a result of the sale of the shares of Shamir Salads, the Company recognized a pre-tax capital gain of NIS 5.9 million (USD 1.5 million).

For more information see note 23, Discontinued Operations.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 6    -     PROPERTY PLANT AND EQUIPMENT

		Machinery			Computers
		and	Motor	Leasehold	and	Office
	Building	equipment	Vehicles	improvements	equipment	Furniture	Total
Consolidated Cost:
Balance - January 1, 2010	42,426	9,911	9,089	514	2,873	1,654	66,467
Changes during 2010:
Additions	629	820	4,233	70	425	29	6,206
Dispositions	-	-	(1,323)	-	-	-	(1,323)
Balance - December 31, 2010	43,055	10,731	11,999	584	3,298	1,683	71,350

Changes during 2011:
Discontinued operations see note 23	-	(9,364)	(1,342)	(584)	-	(794)	(12,084)
Additions	1,617	83	741	-	142	60	2,643
Dispositions	-	-	(508)	-	-	-	(508)
Balance - December 31, 2011	44,672	1,450	10,890	-	3,440	949	61,401

Accumulated depreciation:
Balance - January 1, 2010	4,254	2,593	6,280	73	2,550	1,139	16,889
Changes during 2010:
Additions	1,653	1,026	1,137	42	381	37	4,276
Dispositions	-	-	(653)	-	-		(653)
Balance - December 31, 2010	5,907	3,619	6,764	115	2,931	1,176	20,512

Changes during 2011:
Discontinued operations see note 23	-	(3,196)	(753)	(115)	-	(513)	(4,577)
Additions	1,859	146	1,152	-	136	66	3,359
Dispositions	-	-	(438)	-	-	-	(438)
Balance - December 31, 2011	7,766	569	6,725	-	3,067	729	18,856
Net book value:
December 31, 2011	36,906	881	4,165	-	373	220	42,545
December 31, 2010	37,148	7,112	5,235	469	367	507	50,838

Net book value (Dollars in thousands):
December 31, 2011	9,659	231	1,090	-	98	56	11,134

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 7    -     GOODWILL

A.	Composition

	December 31,
	2 0 1 1	2 0 1 0	2 0 1 1
	NIS		US Dollars

Cost
Balance at beginning of year	1,936	1,936	507
Discontinued operations see note 23	(1,900)	-	(498)
Balance at end of year	36	1,936	9

Accumulated impairment losses
Balance at beginning of year	-	-	-
Impairment losses recognized in the year	-	-	-
Disposal of subsidiary	-	-	-
Balance at end of year	36	1,936	9

Carrying amount
At the beginning of the year	1,936	1,936	507
At the end of the year	36	1,936	9

B.	Annual test for impairment

The most significant amount of goodwill was allocated to the manufacturing segment. On December 16, 2011, the Company signed an agreement to sell the cash generating unit of the manufacturing segment (entire 51% ownership interest in Shamir Salads) see note 23 -Discontinued operations.

By the end of the year 2011 the amount of goodwill was NIS 36 thousands, based on the materiality estimate, the Group determined that no test for impairment of goodwill was necessary.

C.	Allocation of goodwill to cash-generating units

Goodwill has been allocated for impairment testing purposes to the following cash-generating units:

•	Import and Marketing activity of chilled and frozen products (Goldfrost)

• Salad production and marketing activity (Shamir Salads that was sold in the year 2011).

Before recognition of impairment losses, the carrying amount of goodwill was allocated to the following cash-generating units:

	December 31,
	2 0 1 1	2 0 1 0	2 0 1 1
	NIS		US Dollars

Import and Marketing activity of chilled and frozen products (Goldfrost)	36	36	9
Salad production and marketing activity (Shamir Salads)	-	1,900	-

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 8    -     INTANGIBLE ASSETS

    Composition:

	December 31,
	2 0 1 1	2 0 1 0	2 0 1 1
	NIS		US Dollars

Cost:
Customers relationship	-	1,364	-
Brand name	-	3,570	-
technological know-how	-	439	-
	-	5,373	-

Accumulated amortization and impairment:
Customers relationship	-	273	-
Brand name	-	901	-
technological know-how	-	132	-
	-	1,306	-

Amortized cost	-	4,067	-

The intangible assets of the Group as presented in the year 2010 are identified and recognized due to the purchase of manufacturing activity (the subsidiary Shamir Salads). On December 16, 2011, the Company signed an agreement to sell its entire 51% ownership interest in Shamir Salads. At the end of the year 2011 all the intangible assets presented as "Discontinued operations" see note 23.

NOTE 9    -     DETAILS OF CURRENT LIABILITIES

A.	Trade payables

	December 31,
	2 0 1 1	2 0 1 0	2 0 1 1
	NIS		US Dollars

Open accounts	21,922	20,266	5,737
Accrued expenses	1,919	659	502
Checks payables	1,842	12,034	483
	25,683	32,959	6,722

B.	Other payables and accrued expenses

Government authorities	443	3,124	116
Customer advances	990	572	259
Related parties (see note 25)	2,720	5,379	712
Accrued expenses	55	1,134	14
Other	343	117	89
	4,551	10,326	1,190

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 10  -     BANK LOANS AND OTHER CREDIT PROVIDERS

    Loans and other credits Comprised as follows:

	Interest rate	Liabilities
	As of	Current		Non-current		Total
	December 31	As of December 31,
	2 0 1 1	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 2	2 0 1 1	2 0 1 0
	annual
	%
Banks:
Overdraft	L+1,P+1-P+3.25	-	1,274	-	-	-	1,274

Loans:
Not linked	P-0.25 – P+3.25	-	4,506	-	309	-	4,815
		-	5,780	-	309	-	6,089

NOTE 11  -     PROVISIONS

A.	Composition:

	Current		Total
	December 31,		December 31,
	2 0 1 1	2 0 1 0	2 0 1 1
	NIS	NIS	US Dollars

Legal claims	1,164	268	305
Total provisions	1,164	268	305

B.	Movement in Provisions:

	Legal claims
	NIS	US Dollars

Balance at the beginning of year 2011	268	70
Additional recognized provisions during the year	1,041	272
Discontinued operations see note 23	(145)	(37)
Balance at the end of year 2011	1,164	305

C.	Additional information:

(1)
On February 21, 2007, a lawsuit was filed against Goldfrost by Cukierman & Co. Investment House Ltd. in the Tel Aviv-Jaffa Magistrates Court in the amount of NIS 274 thousand (USD 72 thousand), claiming nonpayment of fees for professional services rendered. A statement of defense was filed. The Company's legal counsel estimate that the Company has a reasonable chance to defend itself but at the same time, the Company's legal counsel believe Goldfrost will have to pay a certain amount and therefore the Company's financial statements include a provision for a certain sum of the claim.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11  -     PROVISIONS (Cont.)

C.	Additional information: (Cont.)

(2)
On September 2007, Thurgeman Construction Co. Ltd. ("Thurgeman") filed a claim against the Company in the District Court of Tel Aviv for the amount of NIS 4,450 thousand (plus VAT) (USD 1,164 thousand) regarding a dispute in connection with the construction of the Company's logistics center in Yavne (the "Project") pursuant to a contract between the parties, dated as of September 9, 2005.  Under the terms of the contract, Thurgeman was to serve as the operating contractor for the construction of the frame and the surrounding portions for the construction of the Project.

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

At the end of November 2007, the Company filed a statement of defense, which included a counterclaim against Thurgeman and its executive, Dotan Thurgeman, which contained among other things, a claim of defamation, a claim for damages caused by the delay in delivery of the completed Project, and damages caused by Thurgeman's poor and careless work on the Project. The sum of the damages claimed by the Company in the counterclaim was approximately NIS 5 million (USD 1.3 million). On February 2008, Thurgeman filed a response to the counter claim.

Both Thurgeman and the Company filed their summations. The Company's legal counsel estimates that there is a chance that the court will accept some of the plaintiff's claim, and therefore the financial statements include a provision of a part of the claim in sum NIS 1 million (USD Thousands 262) in the fixed assets.

(3)
On April 2011, a lawsuit was filed against the Company in the amount of NIS 90 thousand (USD 24 thousand), claiming nonpayment of fees for services rendered. A statement of defense was filed. The Company's legal counsel estimate that the Company has a reasonable chance to defend itself but at the same time, the Company's legal counsel believe that the Company will have to pay a certain amount and therefore the Company's financial statements include a provision for a certain sum of the claim.

(4)
On April 2011, a lawsuit was filed against the Company by a former employee in the amount of NIS 60 thousand (USD 16 thousand), claiming nonpayment of severance pay. On January 2012 the parties reached an agreement that was approved by the court. Therefore the Company's financial statements include a provision for the agreement sum.

NOTE 12  -     EMPLOYEE BENEFITS

A.	Defined benefit plans - General

According to the labor laws and Severance Pay Law in Israel, the Company is required to pay compensation to an employee upon dismissal or retirement. The Company's liability is accounted for as a post-employment benefit. The computation of the Company's employee benefit liability is made in accordance with a valid employment contract based on the employee's salary and employment term which establish the entitlement to receive the compensation.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 12  -     EMPLOYEE BENEFITS (Cont.)

 A.           Defined benefit plans – General (Cont.)

The Group accounts for that part of the payment of compensation that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Group deposits amounts in central severance pay funds and in qualifying insurance policies.

The plan assets, once funded, are outside of the Company's management, which does not make any decisions regarding the composition of the assets nor the allocations to any investment alternatives.

The current value of the Group's post-employment benefits obligation is based on an actuarial estimation. The actuarial estimation was performed by Mrs. Orit Nir, actuarial, member of Israel Association of Actuaries.

  B.          Composition:

	December 31,
	2 0 1 1	2 0 1 0	2 0 1 1
	NIS		US Dollars

Post Employment Benefits:
Benefits to retirees	518	1,281	136

Short term employee benefits:
Accrued payroll and related expenses	1,289	2,046	337
Short term absence compensation	324	1,011	85
	1,613	3,057	422

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2 0 1 1	2 0 1 0

Discount rate	4.33%	4.35%-4.5%
Expected return on the plan assets	2.5%-4.5%	2.35%-4.8%
Rate of increase in compensation	4%	4%

Expected rate of termination:
0-1 years	35%	35%-60%
1-2 years	30%	30%
2-3 years	20%	20%
3-4 years	10%	10%-15%
4-5 years	10%	10%
5 years and more	7.5%	7.5%

Assumptions regarding future mortality rates are based on mortality tables published and approved by the Ministry of Finance and updated as of December 31 2001. The mortality rate of an active beneficiary at retirement age (67 for men, 64 for women), is 0.6433% for men and 0.3574% for women.

Until the completion of the study of the existence or non-existence of a deep market for high-quality corporate debentures, the Group makes use of a capitalization rate appropriate to the market yield on government debentures.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 12  -     EMPLOYEE BENEFITS (Cont.)

B.	Composition (Cont.):

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

Amounts recognized in profit or loss in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2 0 1 1	2 0 1 0(*)	2 0 1 1
	NIS		US Dollars

Current service cost	487	556	127
Interest cost	100	97	26
Expected return on the plan assets	(84)	(92)	(22)
Employer contribution	(559)	(592)	(146)
Interest losses on severance payment allocated to remuneration benefits	20	20	5
Actuarial losses (gains) recognized in the year	17	117	4
Benefit paid during the year	(105)	90	(27)
	(124)	196	(33)

    (*)          Reclassified according to the discontinued operations see note 23.

C.	Defined benefit plans:

The expenses (income) included in the Income statement are as follows:

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 1 1
	NIS		US Dollars

Selling expenses	(94)	149	(25)
General and administrative expenses	(30)	47	(8)
	(124)	196	(33)

Movements in the present value of the defined benefit obligation in the current period were as follows:

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 1 1
	NIS		US Dollars

Opening defined benefit obligation	4,434	3,778	1,160
Discontinued operations see note 23	(1,877)	-	(491)
Current service cost	487	1,116	127
Interest cost	100	168	27
Actuarial gains	(286)	262	(75)
Benefits paid	(400)	(890)	(105)
Closing defined benefit obligation	2,458	4,434	643

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 12        EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans: (Cont.)

Movements in the fair value of the defined benefit assets in the current period were as follows:

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 1 1
	NIS		US Dollars

Opening defined benefit assets	3,153	2,734	825
Discontinued operations see note 23	(1,250)	-	(327)
Expected return on the plan assets	84	141	22
Actuarial losses	268	35	70
Employer contribution	559	1,035	146
Benefits paid	(318)	(702)	(83)
Interest losses on severance payment allocated to remuneration benefits	(20)	(20)	(6)
Closing defined benefit assets	1,940	3,153	507
Adaption of the current value of defined benefit plan liability and the fair value of the plan's assets to the assets and liabilities recognized in the Balance Sheets:

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 1 1
	NIS		US Dollars

Present value of funded liability	2,458	4,434	643
Fair value of plan assets - accumulated deposit in executive insurance	1,940	3,153	507
Net liability deriving from defined benefit obligation	518	1,281	136

Actual return on the plan's assets and compensation rights:

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 1 1
	NIS		US Dollars

Expected return on plan's assets	84	92	22
Actuarial losses	268	74	70
Actual return on plan's assets	(184)	18	(48)

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 12  -     EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans: (Cont.)

Comparison to previous years:

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9	2 0 1 1
	NIS			US Dollars

Present value of obligation due to defined benefit plan	2,458	4,434	3,778	643
Fair value of plan assets	1,940	3,153	2,734	507
Plan deficit	518	1,281	1,044	136

E.	Short term employee benefits

(1)	Paid Vacation Days

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

The balance of the Group's vacation provision is in accordance with the vacation eligibility of each individual employee, according to the personal agreement between each employee and the company to which they belong, and in accordance with the employee's salary. The balance of the Group's vacation provision as of December 31, 2011 is NIS 324 thousand (NIS 1,011 thousand as of December 31, 2010).

(2)	Paid Sick Days

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13  -     INCOME TAXES

A.	Composition

	Year ended December 31
	2 0 1 1	2 0 1 0(*)	2 0 0 9(*)	2 0 1 1
	NIS			US Dollars
Current taxes:
Current taxes	4,277	7,160	5,391	1,119
Taxes in respect of prior years	(131)	-	(1,264)	(34)
	4,146	7,160	4,127	1,085

Deferred taxes:
Deferred taxes	(240)	(242)	739	(63)
Deferred taxes from discontinued operations	-	77	3	-
Deferred taxes from continued operations	(240)	(165)	742	(63)

	3,906	6,995	4,869	1,022

B.	Reconciliation of the statutory tax rate to the effective tax rate

	Year ended December 31,
	2 0 1 1	2 0 1 0(*)	2 0 0 9(*)	2 0 1 1
	NIS			US Dollars

Income before Income taxes	18,255	32,252	34,181	4,778

Statutory tax rate	24%	25%	26%	24%
Tax computed by statutory tax rate	4,381	8,063	8,887	1,147

Tax increments (savings) due to:
Non-deductible expenses	124	130	111	32
Tax exempt Income	(91)	(46)	(1,763)	(24)
Permanent differences	(12)	134	35	(3)
Temporary differences for which deferred taxes were not provided	(257)	(1,062)	(910)	(67)
Effect of decrease in tax rate on deferred taxes assets	-	-	19	-
Differences in the definition of capital and non-monetary items for tax purposes and financial reporting purposes	36	(15)	(23)	9
Previous year taxes	(131)	-	(1,264)	(34)
Other	(144)	(209)	(223)	(38)
	3,906	6,995	4,869	1,022

(*)           Reclassified according to the discontinued operations see note 23

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13  -     INCOME TAXES (Cont.)

C.	Deferred Taxes

	January 1, 2011	discontinued operations see note (23)	Taxes on Income included in profit or loss	December 31, 2011	December 31, 2011
	NIS				US Dollars
Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	(278)	278	-	-	-
Employees benefits	606	(238)	(103)	265	69
Allowance for doubtful accounts	397	(311)	51	137	36
Depreciable fixed assets	(1,071)	1,071	-	-	-
	(346)	800	(52)	402	105
Carry forward tax losses	518	(279)	292	531	139
	172	521	240	933	244

For 2011 - Deferred taxes were computed at rates of 25%.

	January 1, 2010	Taxes on Income included in profit or loss	December 31, 2010
	NIS
Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	39	(317)	(278)
Employees benefits	557	49	606
Allowance for doubtful accounts	319	78	397
Depreciable fixed assets	(985)	(86)	(1,071)
	(70)	(276)	(346)
Carry forward tax losses	-	518	518
	(70)	242	172

D.	Reduction of Corporate Tax Rates

1.	The Company and its subsidiaries were not assessed for Income Taxes. According to section 145 of the Tax Ordinance assessments for the years 2005 and backward are considered final.

2.
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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13  -     INCOME TAXES (Cont.)

D.	Reduction of Corporate Tax Rates (Cont.)

3.
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

4.
On September 26, 2011 the Social-Economic Reform Committee headed by Professor Manuel Trajtenberg published a report with its recommendations. Consequently, on  December 6, 2011, the Law for Change in the Tax Burden (Legislative Amendments), based on the recommendations in the Tax Section of that report, was published, after being approved in a third reading in the Israeli Knesset.

The main changes of the new law regarding corporate Income taxes are as follows:

a)          Cancellation of the planned gradual reduction of Income taxes and corporate Income taxes commencing in 2012.

b)          Increase of the corporate Income tax rate to 25% in 2012.

c)          Increase of the capital gains tax rate and betterment tax rate to 25%.

The effect of the abovementioned changes increased deferred tax balances by approximately NIS 36 thousand (USD Thousands 9).

NOTE 14  -     COMMITMENTS AND CONTINGENT LIABILITIES

A.	Commitments

(1)
The Company has agreed to pay the large supermarket retail chains in the organized market and to certain of the customers in the private sector incentives calculated as a fixed percentage of the annual sales to such customer or incentives based on the increase in volume of sales to such customers in excess of a certain agreed amount with respect to the year 2011. The incentives also includes penetration discounts for sales of our new products, selves stocking, limited discounts for opening of new branches that sell the Company's products and payments for participation in product advertisements. The extent of such incentives varies between 0.5%-7.5% of the annual sales turnover of each relevant customer (depending on the agreement with each customer) and are usually awarded as part of a written annual framework agreement.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 14  -     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

A.	Commitments (Cont.)

(2)       (Cont.)

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 14  -     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

A.	Commitments (Cont.)

(2)       (Cont.)

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

On March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, which implemented a comprehensive reform in the corporate governance of Israeli companies. In accordance with Amendment No. 16, in general, any transaction or compensation arrangement with a Controlling Shareholder, including transactions and compensation arrangements that were in effect prior to Amendment No. 16, must be approved by the Audit Committee, Board of Directors and the General Meeting of Shareholders every three years.  Furthermore, existing transactions and compensation arrangements with Controlling Shareholders must be approved by the later of (i) November 15, 2011, and (ii) three years from the date the transaction was last approved by the General Meeting of Shareholders.

On August 28, 2011 and August 30, 2011, the Audit Committee and the Board of Directors of the Company, respectively, unanimously approved the extension of the Management Services Agreements described above, for three years, from September 15, 2011 until September 14, 2014. The approval was granted subject to (i) the approval of the General Meeting of Shareholders by a special majority and (ii) the amendment of the Management Services Agreements to (A) provide that Mr. Zwi Williger would serve as active Chairman of the Board of Directors of the Company and no longer serve as Chief Operating Officer, and Mr. Joseph Williger would serve as President of the Company and no longer serve as Chief Executive Officer and (B) reduce from 36 months to 18 months the prior notice that the Company must provide to a Williger Management Company in the event that the Company wishes to terminate the Management Service Agreement. These amendments were approved by the Company’s shareholders on October 6, 2011.

(3)
On April 1, 1997 the Company entered into an agreement to provide the Parent Company administrative services pursuant to which the Company may provide office facilities leased by the parent company for a monthly fee of NIS 4,500 (USD 1,268) to be adjusted annually for changes in the Israeli CPI.

In light of the recent enactment of Amendment No. 16, an agreement with a Controlling Shareholder, such as the Company's service agreement with its Parent Company must be approved every three years by the Audit Committee, Board of Directors and by a special majority of the General Meeting of Shareholders. On October 6, 2011 following the unanimous approval of the Company's Audit Committee and Board of Directors on August 30, 2011, the General Meeting of Shareholders of the Company approved the extension of the above service agreement, from November 15, 2011 until November 14, 2014.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 14  -     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

A.	Commitments (Cont.)

(4)
The Company does not generally enter into written agency or other agreements with its suppliers. However, the Company has written agreements with eighteen foreign suppliers that confirm the exclusive appointment of the Company as the sole agent and/or distributor of such suppliers either with respect to a specific product or with respect to a line of products, within the State of Israel.

(5)
The Company signed distribution agreements with 6 distributors that distribute the Company's products all over Israel for a commission that range between 7% to 10% of the distributor sales, depending on the product. The Company has no commitment to any of those distributors for ongoing relationship.

B.	Contingent liabilities

(1)
On July 7, 2008, WF filed a lawsuit in the Supreme Court of the State of New York, County of New York, against Laish Israeli Food Ltd. (“Laish”), Laish Dairy Ltd., 860 Nostrand Associates LLC., Arie Steiner, Eli Biran (WF's former CEO) and others. WF asserted claims of inter alia, fraud, conversion and breach of contract against the seller and former principal of Laish. Certain of those defendants moved to dismiss the complaint based on the execution of a 2007 settlement agreement. That motion was denied in 2009. The matter was also stayed pending resolution of an arbitration with Mr. Biran. Discovery has been ongoing and is almost complete. In addition, those defendants who initially moved to dismiss the complaint filed a motion requesting that the Court reconsider its denial of their motion to dismiss based on recent decisions of New York’s Court of Appeals. Following such application, the court has now dismissed those claims which were the subject of the settlement agreement.

On August 27, 2008, 860 Nostrand Associates LLC. (a company owned by the seller and former principal of Laish) filed a lawsuit against the Company claiming that the Company is liable to it as a guarantor of a certain lease that was allegedly signed by WF in January 2008. The Company has disputed the validity of the lease and guarantee. Damages are being sought in the amount of $735,000 plus legal fees.

The two cases have been consolidated for discovery and a joint trial. Discovery is scheduled to be completed in May 2012. Following the completion of discovery we expect that the Court will set a trial date. At the current stage of the dispute, the Company's management and legal counsel cannot assess the chances of the parties.

(2)
On September 22, 2008, a lawsuit was filed against the Company, WF and one of the Company's officers by several  WF's Israeli vendors in the Tel Aviv-Jaffa Magistrates Court in the amount of NIS 1,350 thousand (USD 353 thousand), claiming nonpayment of WF for food products that they allegedly supplied to WF. A statement of defense was filed. The Company's management and legal counsel believe that the lawsuit against Company and the Company's officer are without merit, and they intend to vigorously defend against such claims. The total amount of the claim is included in WF's financial statements under trade payables item.

(3)
On January 2011, the Company was served with a purported class action lawsuit alleging that it misled its customers by misleadingly labeling a product that the Company imports. The groups which the lawsuit desires to represent include any Israeli resident who bought this product due to such person’s preference. The plaintiff appraises the group's damages at NIS 3 million (approximately US$ 785 thousand). Hearing is set for May 2012. At the current preliminary stage of the dispute, the Company's management and legal counsel cannot assess the chances of the parties.

(4)
Since May 2009, the Company was involved in a dispute with the selling shareholders of Shamir. As part of arbitration proceedings in December 2011, the Company reached a settlement with those shareholders. As a result the parties reached the agreement, whereby the Company sold its entire 51% ownership interest in Shamir to other shareholders of Shamir. Pursuant to the agreement, the Company was also released from any guarantees provided to banks or other entities regarding payment of Shamir promissory notes.

As a result of the agreement, mutual claims made by parties in the arbitration proceeding were cancelled without any order for expenses, and each party waived its right to bring additional court proceedings or claims regarding this matter.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15  -     SHAREHOLDERS' EQUITY

 Composition:

	Ordinary shares
	of NIS 0.1 par value each
	December 31
	2 0 1 1	2 0 1 0

Authorized share capital	50,000,000	50,000,000

Issued and outstanding	13,020,360	13,573,679

1.
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

2.
On September 2011, the Company initiated a share repurchase program permitting the Company to repurchase up to US$ 5 million of the Company's ordinary shares over the period of twelve months as part of its ongoing consideration of alternative methods to take advantage of the Company's strong cash position. During November - December 2011, the Company purchased 553,319 ordinary shares of the Company in accordance with its share repurchase program.

NOTE 16  -     SHARE BASED PAYMENT

A.	Options plans

(1)       August 2009 series.

On January 2008 the parent company's Board of Directors adopted a Stock Incentive Plan. The Parent Company was authorized to grant up to 100,000 options to several of the Group's employees. On August 4, 2009 according to a decision of the parent company's audit committee and Board of Directors from March 12, 2009, the option plan has been amended - the number of the options that the Parent Company was authorized to grant increased up to 200,000, the expiration dates extended in six months, and the purchase price per share payable upon exercise of an option was determined on NIS 11.5 subject to adjustments and not linked to the changes in the Consumer Price Index (in place of NIS 19 linked to the changes in the Consumer Price Index). 135,000 options were granted to the Group's employees on August 4, 2009.

The options granted vest in three equal annual instalments commencing August 2010 and will expire in 2, 3 and 4 years, respectively. The Company utilizes the Black-Scholes model.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16  -     SHARE BASED PAYMENT  (Cont.)

A.	Options plans (Cont.)

(1)       August 2009 series. (Cont.)

The Company estimated the fair value, utilizing the following assumptions (all in weighted averages):

August 2009 series

Share price (NIS)	17.07
Exercise price (NIS)	11.5
Risk-free interest rate	2.5%-3.7%
Expected life of share options	2-4 years
Expected annual volatility	45%-51%

(2)       June 2011 series.

On June 29, 2011, the remaining 65,000 options (out of the 200,000 options approved)  were granted to the Group's employees. By the end of the year 2011, 45,000 options of this series were forfeited. The Options expire dates in June 2012, 2013 and 2014 respectively.

The Company utilizes the Black-Scholes model. The Company estimated the fair value, utilizing the following assumptions (all in weighted averages):

	1 year	2 year	3 year

Share price (NIS)	19.16	19.16	19.16
Exercise price (NIS) (*)	10.14	10.14	10.14
Expected annual volatility	35.1%	45.2%	44.1%
Expected life of share options (years)	3	4	5
Risk-free interest rate	3.9%	4.2%	4.4%

(*)
The adjustments to the exercise price referred to are customary adjustments, such as dividends and stock splits, which occurred after the allocation date. Since adjustments were only customary, the only modification to Black & Scholes was to assume no dividend yield as the options are dividend protected.

B.	Share options exercised during the year

The following share options were exercised during 2011:

	Number		Share price at
Option series	exercised	Exercise date	exercise date

August 2009
	2,333	January 12	17.67
	2,000	February 13	18.25
	409	February 14	18.26
	591	February 15	18.36
	120	February 15	18.36
	1,000	February 16	18.61
	1,000	February 16	18.61
	1,880	February 16	18.61
	4,000	February 17	18.95
	1,000	February 20	20.05
	667	February 24	20.23

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16  -     SHARE BASED PAYMENT (Cont.)

C.	Movement during the year

A summary of the status of the Company’s stock option plans as of December 31, 2011, 2010 and changes during the years then ended, is presented below:

	Number of options
	Year ended December 31
	2 0 1 1		2 0 1 0
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		(NIS)		(NIS)

Balance at the beginning of the year	88,001	10.61	135,000	10.73
Granted	65,000		-
Exercised	(15,000)	10.14	(18,332)	10.61
Forfeited	(63,000)		(28,667)
Balance at the end of the year	75,001		88,001

Options exercisable at the year end	-		-

D.        The accounting for share-based compensation

The accounting for share-based compensation is as follows: The parent company initiated and approved the grant, and hence the Company has no obligation to settle the grant in accordance with IFRS 2.43B. This implies that the Company records an expense as if it were granting its own shares. The options fair value determined at the date of grant is recognized over the vesting period of each trench.

NOTE 17  -     SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

A.	Revenues

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9	2 0 1 1
	NIS			US Dollars

Sale of other products	264,404	271,143	230,056	69,198
Income from services provided	-	-	62	-
Commissions	-	-	16	-
	264,404	271,143	230,134	69,198

B.	Cost of sales

Purchases	194,906	181,100	171,213	51,009

Loss on firmly committed orders	-	-	(3,500)	-
Transportation	1,760	1,884	1,740	461
Depreciation and amortization	1,858	1,464	1,761	486
Maintenance	2,678	2,858	1,908	701
Other costs and expenses	1,504	2,621	2,286	394
	202,706	189,927	175,408	53,051
Change in finished goods	(7)	5,030	(10,274)	(2)
	202,699	194,957	165,134	53,049

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 17  -     SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

C.	Selling expenses

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9	2 0 1 1
	NIS			US Dollars

Salaries and related expenses	10,234	10,671	9,435	2,678

Maintenance	5,032	5,765	4,109	1,317
Vehicles	4,499	4,558	3,648	1,177
Advertising and promotion	3,774	6,330	3,120	988
Depreciation and amortization	1,098	1,075	709	287
Others	2,845	2,678	1,565	745
	27,482	31,077	22,586	7,192

D.	General and administrative expenses

Salaries and related expenses	10,215	11,930	10,060	2,673
Office maintenance	889	936	954	233
Professional fees	4,354	2,711	2,808	1,139
Vehicles	274	299	263	72
Depreciation and amortization	403	472	787	105
Bad and doubtful debts	109	233	131	29
Communication	198	265	214	52
Other	933	972	670	244
	17,375	17,818	15,887	4,547

E.	Employees benefit costs

Payroll	15,159	15,894	11,531	3,967
Salary expenses relating Stock Incentive Plan	200	527	1,177	52
Employee Benefit Plan expenses	(124)	196	50	(32)
	15,235	16,617	12,758	3,987

F.	Depreciation and amortization

Depreciation of fixed assets (see note 7)	3,359	3,116	3,257	879

NOTE 18  -     OTHER INCOME

	Year ended December 31,
	2 0 11	2 0 10	2 0 0 9	2 0 11
	NIS			US Dollars

Capital gain on fixed assets realization	240	96	85	63
Capital Gain on purchase of additional shares in subsidiary	-	-	5,245	-
	240	96	5,330	63

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 19  -     FINANCE INCOME AND EXPENSES

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9	2 0 1 1
	NIS			US Dollars

A. Financing Income:

Interest Income:
Short-term bank deposits	1,533	1,367	597	401
Changes in value of debentures held for trading	1,933	402	76	506
Other	-	29	162	-
Total interest Income	3,466	1,798	835	907
Other:
Changes in fair value of financial assets at fair values	(4,034)	3,300	2,652	(1,056)
Foreign currency differences	1,661	299	(884)	435
Dividends	387	146	141	101
Total financing Income	1,480	5,543	2,744	387

B. Financing expenses:

Interest expenses:
Bank credit	47	59	78	12
Other	-	-	130	-
Total interest expense	47	59	208	12

Other:
Decrease in values of warrants to issue shares	-	-	(5)	-
Realized loss (gain) on derivatives	(44)	44	77	(12)
Foreign currency differences	(90)	98	(211)	(24)
Bank fees	417	424	340	109
Other	(17)	53	11	(3)
Total Other costs	266	619	212	70

Total financing costs	313	678	420	82

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20  -     EARNING PER SHARE

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9	2 0 1 1
	NIS			US Dollars

A. Basic earnings per share:

Profit for the year from continuing operations attributable to equity holders of the parent	14,349	25,257	28,695	3,756
Profit for the year from discontinued operations attributable to equity holders of the parent	3,962	2,920	1,741	1,037
Earnings used in the calculation of basic earnings per share to equity holders of the parent	18,311	28,177	30,436	4,793

B. Diluted earnings per share:

Profit used to compute basic earnings per share from continuing operations	14,349	25,257	28,695	3,756
Profit used to compute diluted earnings per share from continuing operations	14,349	25,257	28,695	3,756
Profit used to compute basic earnings per share from discontinued operations	3,962	2,920	1,741	1,037
Profit used to compute diluted earnings per share from discontinued operations	3,962	2,920	1,741	1,037
Weighted average number of shares used in computing basic earnings per share from continuing operations	13,534,954	12,876,294	10,267,893	12,876,294
Weighted average number of shares used in computing diluted earnings per share from continuing operations	13,534,954	12,876,294	10,267,893	12,876,294
Weighted average number of shares used in computing basic earnings per share from discontinued operations	13,534,954	12,876,294	10,267,893	12,876,294
Weighted average number of shares used in computing diluted earnings per share from discontinued operations	13,534,954	12,876,294	10,267,893	12,876,294

C.	As of December 31, 2011 and 2010 there are no potential ordinary shares.

NOTE 21  -     NON-CASH TRANSACTION

During 2011, based on the legal letter of attorneys, the company made provision sum of 1 million NIS for the ongoing lawsuit that made by the property contractor. The provision recognized on the balance sheet as "Property, plant and equipment", and is amortized on a straight-line basis over the life period.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 22  -    FINANCIAL INSTRUMENTS

A.	Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which Income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

B.	Categories of financial instruments

	As of December 31,
	2 0 1 1	2 0 10	2 0 11
	NIS		US Dollars
Financial assets

Financial assets at fair value through profit or loss	163,430	67,890	42,773

Cash and cash equivalents	34,661	113,631	9,072
Trade receivables	57,628	85,902	15,082
Other receivables	14,925	677	3,905
	107,214	200,210	28,059

Financial liabilities

Short term bank credit	-	5,780	-
Trade payables	25,683	32,959	6,722
Current tax liabilities	3,837	5,910	1,004
Employee benefits	1,613	3,057	422
Long term bank loans	-	309	-
Retirement benefit obligation	518	1,281	136
Other payables and accrued expenses	3,506	8,632	918
	35,157	57,928	9,202

C.	Objectives of managing financial risks

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 22  -     FINANCIAL INSTRUMENTS (Cont.)

D.	Market risk

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

The carrying amount of the investments exposed to price risks of shares, certificate of participation in mutual fund and bonds is NIS  163,430 thousands (USD 42,773 thousands).

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

	2 0 1 1	2 0 1 0
	NIS	NIS

Profit or loss	16,343	6,789

F.	Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults. The Group only transacts with entities that are rated the equivalent of investment grade and above. This information is supplied by independent rating agencies where available and, if not available, the Group uses other publicly available financial information and its own trading records to rate its major customers.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable and, where appropriate, credit guarantee insurance cover is purchased. Once a month the Group performs credit evaluation of the finance condition of its receivables.

Aging of impaired trade receivables:

	December 31,
	2 0 1 1	2 0 1 0	2 0 1 1
	NIS	NIS	US Dollars

0-120 days	-	-	-
120-150 days	-	-	-
150 days and above	546	1,603	-
Total	546	1,603	-

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 22  -     FINANCIAL INSTRUMENTS (Cont.)

G.	Liquidity risk management

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

(1)	Financial instruments that do not constitute derivate Financial instruments

	1 year	1-5 years	Total
2011
Interest free	30,852	518	31,370
Lease agreement liability	-	-	-
	30,852	518	31,370

2010
Interest free	42,057	1,282	43,339
Lease agreement liability	548	436	984
Total	42,605	1,718	44,323

Maturity profile of outstanding financial liabilities consists of:

	2 0 1 1	2 0 1 0	2 0 1 1
	NIS	NIS	US Dollars
Interest free
Trade payables	25,683	32,959	6,722
Government authorities	443	1,550	134
Employee benefits	1,613	3,057	422
Other payables	3,631	5,773	932
	31,370	43,339	8,210
Lease agreement liability (*)	-	984	-
Total	31,370	44,323	8,210

 (*)  The lease agreement attribute to the Discontinued Operations.

(2)	Non derivatives financial instruments

The following table presents the Group's maturity profile for its non-derivatives financial instruments based on their contractual maturity. These financial instruments include interest relating to these assets, except for cases when the Group anticipates that the cash flow will occur on a different period.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 22  -     FINANCIAL INSTRUMENTS (Cont.)

G.	Liquidity risk management (Cont.)

(2)	Non derivatives financial instruments (Cont.)

	1 month	1-3 Months	4-12 Months	1-5 Years	Total
	NIS	NIS	NIS	NIS	NIS
2011
Financial instruments which bear interest	128,074	40,293	-	-	168,367
Financial instruments which do not bear interest	63,671	38,419	141	46	102,277
	191,745	78,712	141	46	270,644

2010
Financial instruments which bear interest	97,074	49,727	-	-	146,801
Financial instruments which do not bear interest	45,258	75,862	179	-	121,299
	142,332	125,589	179	-	268,100

The Financial instruments in the non derivatives financial instruments consist of:

	2 0 1 1	2 0 1 0	2 0 1 1
	NIS	NIS	US Dollars

Cash and cash equivalents	34,661	113,631	9,072
Financial assets at fair value through profit or loss	163,430	67,890	42,773
Trade receivables	57,628	85,902	15,082
Other receivables	14,925	677	3,905
	270,644	268,100	70,832

H.	Exchange rate risk

The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at reporting date are as follows:

	Liabilities		Assets
	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0
	NIS	NIS	NIS	NIS

USD	10,913	6,341	23,206	11,501
EUR	1,700	2,185	9,125	6,433
Other	-	-	4	-

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 22  -     FINANCIAL INSTRUMENTS (Cont.)

H.	Exchange rate risk (Cont.)

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

	USD Impact	EUR Impact
	2 0 1 1	2 0 1 1
	NIS	NIS

Profit or loss	1,230	742

	USD Impact	EUR Impact
	2 0 1 0	2 0 1 0
	NIS	NIS

Profit or loss	516	425

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

 G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 22 -      FINANCIAL INSTRUMENTS (Cont.)

H.	Exchange rate risk (Cont.)

Forward foreign exchange contracts (Cont.)

The following table details the forward foreign currency (FC) contracts outstanding as at reporting date:

	Average		Foreign
	exchange rate		Currency		Contract value		Fair value
	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0
	NIS		Currency thousands		NIS thousands
Cash Flows hedges
Purchase of EUR sell NIS	-	4.734	-	1,000	-	18	-	18
Purchase of EUR sell NIS	-	4.755	-	1,000	-	(14)	-	(14)
Purchase of EUR sell NIS	-	4.787	-	600	-	(29)	-	(29)
Purchase of EUR sell NIS	-	4.787	-	400	-	(19)	-	(19)
							-	44

I.	Fair value of financial instruments

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

 G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 22  -     FINANCIAL INSTRUMENTS (Cont.)

I.	Fair value of financial instruments (Cont.)

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

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	December 31, 2011
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

financial assets ‘at fair value through profit or loss’ (FVTPL)
Marketable securities	163,430	-	-	163,430
Total	163,430	-	-	163,430

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

financial assets ‘at fair value through profit or loss’ (FVTPL)
Marketable securities	67,890	-	-	67,890
Total	67,890	-	-	67,890

NOTE 23  -     DISCONTINUED OPERATIONS

A.	Disposal of manufacturing operation

On December 16, 2011, the Company signed an agreement to sell its entire 51% ownership interest in Shamir Salads for NIS 12 million to other shareholders of Shamir Salads as a result of settlement of a dispute with those shareholders. In addition, the Company received NIS 1.5 million in past due management fees as part of the settlement.

On December 22, 2011, the agreement was granted the status of an arbitration award and that award received the approval of Tal Aviv District Court on December 26, 2011.

The agreement also provides that the Company will be released from any guarantees provided to banks or other entities regarding payment of Shamir Salads promissory notes, and those representatives of the Company will resign from the Board of Directors of Shamir Salads.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23  -     DISCONTINUED OPERATIONS (Cont.)

A.	Disposal of manufacturing operation (Cont.)

As a result of the agreement, mutual claims made by parties in the arbitration proceeding will be cancelled without any order for expenses, and each party will waive its right to bring additional court proceedings or claims regarding this matter.  In addition, Shamir Salads will indemnify, without limitation as to date or amount, the Company and any officers of Shamir Salads who served on behalf of the Company, for any liability or expense arising from actions taken by such officers or in matters directly or indirectly related to Shamir Salads.

The disposals of Shamir Salads carried out the group’s entire manufacturing operating segment.

B.	Net assets of the sold subsidiary (Shamir Salads) at the date of the disposal

	Year ended December 31,
	2 0 1 1	2 0 1 1
	NIS	US Dollars

Current assets
Cash and cash equivalents	1,361	356
Trade receivables	20,962	5,486
Inventories	3,276	858
	25,599	6,700
Non-current assets
Property, plant and equipment, net	8,748	2,289
Goodwill	1,900	498
Prepaid expenses	2,120	555
Intangible assets, net	2,583	676
	15,351	4,018
Current liabilities
Short-term bank credit	5,107	1,337
Trade payables	18,096	4,736
payables and accrued expenses	3,038	795
	26,241	6,868
Non-current liabilities
Deferred taxes	611	160
Retirement benefit obligation	683	179
	1,294	339

Assets sold, Net
Non-controlling interest	5,732	1,500

Net cash flow from disposal of investment in subsidiaries
cash flow from disposal of investment in subsidiaries	13,500	3,533
Less - cash and cash equivalents of the sold subsidiaries	1,361	356
	12,139	3,177

 G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23  -     DISCONTINUED OPERATIONS (Cont.)

C.	Analysis of profit for the year from discontinued operations

The results of the discontinued operations (i.e. export and manufacturing operation) included in the Income statement are set out below.

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9	2 0 1 1
	NIS			US Dollars

Profit for the year from discontinued operations:
Revenue	79,348	77,215	103,859	20,766
Expenses	(78,920)	(70,827)	(101,355)	(20,654)
Income before tax	428	6,388	2,504	112
Attributable Income tax expense (see (1) below)	(135)	(1,488)	(288)	(35)
	293	4,900	2,216	77

Profit for the sale of discontinued operations	5,690	-	-	1,489
Attributable Income tax expense (see (1) below)	(1,811)	-	-	(474)
	3,879	-	-	1,015

Total Profit for the year from discontinued operations	4,172	4,900	2,216	1,092

Profit (Loss) for the year from discontinued operations attributable to owners of the Company	3,962	2,920	1,741	1,037

(1) Income tax expense relating to sales agreement of Shamir Salads.

	2 0 1 1	2 0 1 1
	NIS	US Dollars

Income for Tax by Israelis Tax Law	6,285	1,645
management fees	1,500	393

	7,785	2,038
Statutory tax rate	25%	25%
The sum includes income tax from ordinary discontinued operation and tax related to profit of the sale of discontinued operation.	1,946	510

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23  -     DISCONTINUED OPERATIONS (Cont.)

D.	Net assets of the sold subsidiaries at the date of the disposal related to the years ended December 31, 2010 and 2009.

	Danish
	Distributor	Baron	Total
	NIS

Assets sold, Net	747	4,481	5,228
Goodwill	-	1,893	1,893
	747	6,374	7,121
Non-controlling interest	(369)	(2,816)	(3,185)
Realization of Foreign currency translation reserve	9	154	163
Profit (loss) from disposal of subsidiary	1,226	(1,520)	(294)
Total proceeds	1,613	2,192	3,805
Exchange of debt in return for goods	(757)	-	(757)
Proceeds received by credit	(863)	-	(863)
Net cash flow from disposal of investment in subsidiaries	(7)	2,192	2,185

NOTE 24-    SEGMENT INFORMATION

The Group has adopted IFRS 8 Operating Segments with effect from January 1, 2009. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance.

The principal of operations are import and manufacturing. The Group’s reportable segments under IFRS 8 are therefore as follows:

Import segments - derive its revenues from importing and marketing food products to grocery stores, supermarkets and grocery retail chains.

Manufacturing segment - derive its revenues from manufacturing and marketing food products to grocery stores, supermarkets and grocery retail chains.

Until the sales of the Company's subsidiary during 2011 (as mentioned in note 23 and 5d), the Company's segment information included the manufacturing segment which derived its revenues from manufacturing and marketing food products. As a result the manufacturing segment was sold and the Group’s chief operating decision maker doesn't receive information regarding the manufacturing segment.

The segment information does not include any amounts related to the revenues and expenses for the discontinued manufacturing operation, which is described in more detail in note 23. The only segment information that is relevant for the chief operating decision maker is import segment.

NOTE 25-    RELATED PARTIES

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

 G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25-     RELATED PARTIES (Cont.)

A.	Transactions with Related Parties

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9	2 0 1 1
	NIS			US Dollars

Purchases of goods	27	731	1,174	7

Participation in expenses	5	146	76	1

Management fees	2,780	2,699	2,813	728

Bonus	2,500	4,211	4,078	654

B.	Balances with Related Parties

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 1 1
	NIS		US Dollars

Due to officers	2,612	4,491	684

Parent company	108	888	28

C.	Management Service Agreements

For information regarding Management Services Agreements with Mr. Zwi Williger, Chairman of the Board of Directors of the Company, and Mr. Joseph Williger, a director and President of the Company, through Williger Management Companies, see note 14, "Commitments And Contingent liabilities".

NOTE 26  -    GUARANTEES AND PLEDGES

The Company has pledged all of its assets (including its outstanding share capital and goodwill of the Company) in favor of to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company’s suppliers. The outstanding amount of such letters of credit as of December 31, 2011 was approximately NIS 12,206 thousand (US$ 3,194 thousand).

Secured liabilities of the Group:

	As of December 31,
	2 0 1 1	2 0 1 0	2 0 1 1
	NIS		US Dollars
	(in thousands)

Bank credit	-	1,274	-
Bank loans	-	4,815	-
	-	6,089	-

NOTE 27-    SUBSEQUENT EVENTS

During January – February 2012, the Company purchased 46,115 ordinary shares of the Company in accordance with its share repurchase program. In February 2012, in light of the global and Israeli economic situations and the foreseeable recession, the Company terminated its repurchase program in order to focus its resources on developing its core business activity.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

By:	/s/ Gil Hochboim
Gil Hochboim
Temporary Chief Executive Officer

Date:  April 29, 2012

EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (1)
1.2	Articles of Association of the Company, as amended on July 20, 2005 (4)
1.3	Articles of Association of the Company, as amended on October 6, 2011 (*)
2.1	Specimen of Certificate for ordinary shares (2)
4.1	Share Option Plan (2)
†4.2	Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated June 1, 1998 (3)
†4.3	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated August 1, 2005 (4)
†4.4	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated October 23, 2011 (*)
†4.5	Management Agreement between the Company and Zwi W. & Co. Ltd., dated June 1, 1998 (3)
†4.6	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated August 1, 2005 (4)
†4.7	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated October 23, 2011 (*)
†4.8	Lease of Company’s premises with Titanic Food Ltd., dated November 23, 1998 (3)
†4.9	Services Agreement between the Company and Willi-Food, dated April 1, 1997 (3)
†4.10	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (4)
†4.11	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (4)
4.12	Relationship Agreement between the Company, Gold Frost, Willi-Food, Zwi Williger and Joseph Williger dated February 28, 2006 (4)
4.13	Placing Agreement between the Company, Gold Frost, certain officers of Gold Frost and Corporate Synergy dated March 2, 2006 (4)
4.14	Lock In Agreement, between the Company, Gold Frost, Corporate Synergy and certain officers of Gold Frost, dated March 2, 2006 (4)
4.15	Securities Purchase Agreement, dated as of October 25, 2006, among the Company and the investors identified on the signature pages thereto. (5)
4.16	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (5)
4.17	Asset Purchase Agreement, dated as of January 19, 2007, by and among the Company, WF Kosher Food Distributors, Ltd., Laish Israeli Food Products Ltd. and Arie Steiner.(6)
†4.18	Agreement, dated February 11, 2007, between the Company and Mr. Ya'acov Baron, Ms. Hedva Baron, Mr. Li'or Baron, Ms. Gozlan Or'na and Ms. Michal Baron Sha'hak. (6)
†4.19	Agreement, dated January 2, 2008, between the Company and Mr. Jacob Ginsberg, Mr. Amiram Guy and Shamir Salads 2006 Ltd. (7)
4.20	Share Purchase Agreement, dated February 13, 2008, between Gold Frost and Kirkeby Cheese Export A/S. (7)
4.21	Shareholders Agreement, dated February 13, 2008, between Gold Frost and Kirkeby Cheese Export A/S. (7)

4.22	Co-operation Agreement, dated January 1, 2008, between Kirkeby Cheese Export A/S, Haarby Mejeri/Kirkeby Dairy ApS and Kirkeby International Foods A/S. (7)
8.1	Subsidiaries of the Company (*)
12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
15.(a).1	Consent of Independent Registered Public Accounting Firm (*)

†	English translations from Hebrew original.
(1)	Incorporated by Reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.
(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(5)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.
(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.
(7)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
(*)	Filed Herewith