Form 20-F/A
period 2011-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2012-08-30
CIK 1030997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Yes ☐   No  ☒

EXPLANATORY NOTE

G. Willi-Food International Ltd. (the “Company”) is filing this Amendment No. 1 (the “Amendment”) to its Annual Report on Form 20-F for the year ended December 31, 2011, which was originally filed on April 30, 2012 (the “Original Filing”), to reflect the amendment and restatement of its consolidated statements of cash flows in its financial statements for the year ended December 31, 2011. The Company has amended and restated its statements of cash flows for the year ended December 31, 2011 and for the quarter ended March 31, 2012 to reflect the correct classification of the change in the receivable balance related to the sale by the Company of its holdings in Shamir Salads (2006) Ltd. ("Shamir Salads") as a reconciling item to adjust net cash from operating activities.

As explained more fully in Note 28 to our Consolidated Financial Statements contained in this report, after filing the Original Filing, the Company determined that in the Company's consolidated statements of cash flows for the year ended December 31, 2011, the Company inadvertently classified the increase in the receivable balance related to the sale of its holdings in Shamir Salads as a reconciling item to reduce net cash from operating activities. Consequently, net cash from investing activities in the consolidated statements of cash flows for the year ended December 31, 2011 inadvertently increased by approximately NIS 13.5 million (US $ 3.5 million) and net cash flow from operating activities was inadvertently decreased by the same amount. The abovementioned adjustments have no impact on the Company's consolidated statements of financial position or its consolidated statements of income or its consolidated statements of changes in equity.

Accordingly, to reflect the effects of the restatement, information in the following sections of this report have been revised: (i) "Item 5.  Operating and Financial Review and Prospects - Liquidity and Capital Resources – Cash Flow from Operating Activities" and (ii) "Item 8.  Financial Information – Consolidated Statements and Other Financial Information" (the "Amended Sections").

Except as required to reflect the effects of the restatement for the items above, the Company has not made any modifications or updates to the Original Filing on Form 20-F. Information not affected by the restatement remains unchanged and reflects the disclosures made at the time of the Original Filing. This Amendment does not describe other events occurring after the Original Filing, or modify or update those disclosures affected by subsequent events. This Amendment should be read in conjunction with the Company’s filings made with the SEC subsequent to the filing of the Original Filing, as information in such reports and documents may update or supersede certain information contained in this Amendment. Accordingly, this Amendment only amends and restates the Amended Sections described above, in each case, solely to reflect the restatement, and no other information in the Original Filing is amended hereby. Currently dated certificates of the Company’s Chief Executive Officer  and Chief Financial Officer have been attached as Exhibits 12.1, 12.2, 13.1 and 13.2, and a currently dated consent of Independent Registered Accounting Firm has been attached as Exhibit 15.(a).1.

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

Cash flow from operating activities

For fiscal 2011, the Company generated a positive cash flow from continuing operating activities of NIS 30.9 million (USD 8.1 million), compared to NIS 15.5 million (USD 4.1 million in fiscal 2010, primarily as a result of an increase of other payables and other current liabilities of approximately NIS 4.2 million (USD 1.1 million) and an unrealized loss on marketable securities of approximately NIS 4.0 million (USD 1.1 million).

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

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (1)
1.2	Articles of Association of the Company, as amended on July 20, 2005 (4)
1.3	Articles of Association of the Company, as amended on October 6, 2011 (*)
2.1	Specimen of Certificate for ordinary shares (2)
4.1	Share Option Plan (2)
†4.2	Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated June 1, 1998 (3)
†4.3	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated August 1, 2005 (4)
†4.4	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated October 23, 2011 (*)
†4.5	Management Agreement between the Company and Zwi W. & Co. Ltd., dated June 1, 1998 (3)
†4.6	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated August 1, 2005 (4)
†4.7	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated October 23, 2011 (*)
†4.8	Lease of Company’s premises with Titanic Food Ltd., dated November 23, 1998 (3)
†4.9	Services Agreement between the Company and Willi-Food, dated April 1, 1997 (3)
†4.10	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (4)
†4.11	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (4)
4.12	Relationship Agreement between the Company, Gold Frost, Willi-Food, Zwi Williger and Joseph Williger dated February 28, 2006 (4)
4.13	Placing Agreement between the Company, Gold Frost, certain officers of Gold Frost and Corporate Synergy dated March 2, 2006 (4)
4.14	Lock In Agreement, between the Company, Gold Frost, Corporate Synergy and certain officers of Gold Frost, dated March 2, 2006 (4)
4.15	Securities Purchase Agreement, dated as of October 25, 2006, among the Company and the investors identified on the signature pages thereto. (5)
4.16	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (5)
4.17	Asset Purchase Agreement, dated as of January 19, 2007, by and among the Company, WF Kosher Food Distributors, Ltd., Laish Israeli Food Products Ltd. and Arie Steiner.(6)
†4.18	Agreement, dated February 11, 2007, between the Company and Mr. Ya'acov Baron, Ms. Hedva Baron, Mr. Li'or Baron, Ms. Gozlan Or'na and Ms. Michal Baron Sha'hak. (6)
†4.19	Agreement, dated January 2, 2008, between the Company and Mr. Jacob Ginsberg, Mr. Amiram Guy and Shamir Salads (2006) Ltd. (7)
4.20	Share Purchase Agreement, dated February 13, 2008, between Gold Frost and Kirkeby Cheese Export A/S. (7)

4.21	Shareholders Agreement, dated February 13, 2008, between Gold Frost and Kirkeby Cheese Export A/S. (7)
4.22	Co-operation Agreement, dated January 1, 2008, between Kirkeby Cheese Export A/S, Haarby Mejeri/Kirkeby Dairy ApS and Kirkeby International Foods A/S. (7)
8.1	Subsidiaries of the Company (*)
12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (**)
12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (**)
13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (**)
13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (**)
15.(a).1	Consent of Independent Registered Public Accounting Firm (**)

†	English translations from Hebrew original.
(1)	Incorporated by Reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.
(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(5)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.
(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.
(7)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
(*)	Previously filed with the original Annual Report on Form 20-F filed with the Commission on April 30, 2012
(**)	Filed Herewith

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

As discussed in Note 28, the Company has restated its consolidated financial statements as of December 31, 2011.

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

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tomhatsu Limited

Tel-Aviv, Israel
April 29, 2012

Except for note 28 and note 29, as to which the date is August 29, 2012

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

The financial statements were approved by the board of directors of the Company on August 29, 2012.

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

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 1 1(***)	2 0 1 0(**)	2 0 0 9(**)	2 0 1 1(*)
	NIS			US Dollars

Cash flows - operating activities
Profit from continuing operations	14,349	25,257	29,312	3,756
Adjustments to reconcile net profit to net cash from continuing operating activities(Appendix A)	16,573	(9,763)	(20,958)	4,339
Net cash from continuing operating activities	30,922	15,494	8,354	8,095

Net cash from discontinued operating activities	5,532	4,925	9,340	1,448

Cash flows - investing activities
Acquisition of property plant and equipment	(1,643)	(5,215)	(909)	(430)
Proceeds from sale of property plant and Equipment	310	546	115	81
Additions to prepaid expenses	-	-	(243)	-
Long term deposit, net	-	14	(7)	-
Proceeds from realization (purchase) of marketable securities, net	(99,574)	(53,234)	663	(26,060)
Disposal of subsidiary	-	-	2,185	-
Net cash from (used in) continuing investing activities	(100,907)	(57,889)	1,804	(26,409)

Net cash from (used in) discontinued investing activities	(3,394)	(1,897)	(1,642)	(888)

Cash flows - financing activities
Investment in treasury stocks	(10,141)	-	-	(2,654)
Proceeds of Public offering, net	-	70,248	-	-

Deferred expenses related to Public Offering	-	-	(110)	-
Short-term bank credit, net	-	(373)	(113)	-
Purchase of additional shares in subsidiary	-	-	(2,314)	-

Proceeds of loans	-	-	487	-
Net cash from (used in) continuing financing activities	(10,141)	69,875	(2,050)	(2,654)

Net cash used in discontinued financing activities	(982)	(3,978)	(7,416)	(257)

Increase (decrease) in cash and cash equivalents	(78,970)	26,530	8,390	(20,665)
Cash and cash equivalents at the beginning of the financial year	113,631	87,101	78,725	29,737
Net foreign exchange difference on cash and cash equivalents from discontinued activities	-	-	(14)	-
Cash and cash equivalents of the end of the financial year	34,661	113,631	87,101	9,072

(*)             Convenience Translation into U.S. Dollars.
(**)           Reclassified according to the discontinued operations See note 23.
(***)        As restated. See note 28

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

A.	Adjustments to reconcile net profit to net cash from operating activities

	Year ended December 31,
	2 0 1 1(***)	2 0 1 0(**)	2 0 0 9(**)	2 0 1 1(*)
	NIS			US Dollars

Deferred Income taxes	(239)	(165)	742	(63)
Capital Gain on purchase of additional shares in subsidiary	-	-	(5,245)	-
Unrealized loss (gain) on marketable securities	4,034	(3,300)	(2,652)	1,056
Depreciation and amortization	3,506	3,016	3,406	918
Capital gain on disposal of property plant and equipment	(240)	(96)	(85)	(63)

Employees benefit, net	(135)	244	(24)	(35)
Change in value of warrants to issue shares	-	-	(5)	-
Stock based compensation reserve	200	-	-	53

Changes in assets and liabilities:
Increase in trade receivables and other receivables	3,553	(6,809)	(5,915)	930
Decrease (Increase) in inventories	1,691	7,508	(12,864)	443
Decrease in long term receivables	-	760	103	-
Increase (Decrease) in trade and other payables, and other current liabilities	4,203	(10,921)	1,581	1,100

	16,573	(9,763)	(20,958)	4,339

Interest paid	47	59	62	12

Income tax paid	9,471	2,985	2,045	2,479

(*)             Convenience Translation into U.S. Dollars.
(**)           Reclassified according to the discontinued operations See note 23.
(***)        As restated. See note 28

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

(2)       Non-controlling Interest

Non-controlling interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-control ling's share of changes in equity since the date of the combination. Losses attributable to non-controlling interest in excess of its share in the subsidiary's equity are charged commencing January 1, 2010 to non-controlling interest in any case, while ignoring its obligations and ability to make additional investments in the subsidiary.

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

Property, plant and equipment are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipment items according to the cost model.

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

NOTE 17  -     SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA  (Cont.)

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

In addition, On December 26, 2011, the approval of agreement of disposal of Shamir salads was granted the status of an arbitration award.The payment was received by January 1, 2012, see note 23.

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

The disposals of Shamir Salads carried out the group’s entire manufacturing operating segment.

B.	Net assets of the sold subsidiary (Shamir Salads) at the date of the disposal

	Year ended December 31,
	2 0 1 1	2 0 1 1
	NIS	US Dollars

Current assets
Cash and cash equivalents	1,361	356
Trade receivables	20,962	5,486
Inventories	3,276	858
	25,599	6,700
Non-current assets
Property, plant and equipment, net	8,748	2,289
Goodwill	1,900	498
Prepaid expenses	2,120	555
Intangible assets, net	2,583	676
	15,351	4,018
Current liabilities
Short-term bank credit	5,107	1,337
Trade payables	18,096	4,736
payables and accrued expenses	3,038	795
	26,241	6,868
Non-current liabilities
Deferred taxes	611	160
Retirement benefit obligation	683	179
	1,294	339

Assets sold, Net
Non-controlling interest	5,732	1,500

Net cash flow from disposal of investment in subsidiaries
cash flow from disposal of investment in subsidiaries	(* )	(* )
Less - cash and cash equivalents of the sold subsidiaries	(1,361)	(356)
	(1,361)	(56)

(*)  The proceeds on the transaction in the amount of $13,500 thousand were received on January 1st 2012 and accordingly are included as "Other Receivables" on the Company's balance sheet as of December, 31 2012.

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

 G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 28  -    RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to the issuance of the financial statements the Company decided to restate its consolidated statements of cash flows in its financial statements for the fiscal year ended December 31, 2011 to reflect the correct classification of the change in the receivable balance related to the sale by the Company of its holdings in Shamir Salads, as described below.

On December 16, 2011, the Company signed an agreement to sell its entire 51% ownership interest in Shamir Salads for NIS 12 million to other shareholders of Shamir Salads as a result of settlement of a dispute with those shareholders.  In addition, the Company received NIS 1.5 million in past due management fees as part of the settlement. All conditions precedent for the sale were satisfied by December 26, 2011, and on January 1, 2012, the Company received the proceeds of the sale.

In the Company's consolidated statements of cash flows for the year ended December 31, 2011, the Company inadvertently classified the increase in the receivable balance related to this transaction as a reconciling item to reduce net cash from operating activities. Consequently, net cash from investing activities sin the consolidated statements of cash flows for the year ended December 31, 2011 inadvertently increased by approximately NIS 13.5 million (US $ 3.5 million) and net cash flow from operating activities was inadvertently decreased by the same amount.

The tables below summarize the impact of the restatement with respect to the financial statements as of December 31, 2011.

A.	Consolidated Statement of Cash Flows in NIS:

	Year ended December 31, 2011
	Previously Reported	Adjusted	As Restated
	NIS

Profit from continuing operations	14,349	-	14,349

Adjustments to reconcile net profit to net cash from continuing operating activities	7,246	9,327	16,573

Net cash from continuing operating activities	21,595	9,327	30,922

Net cash from discontinued operating activities	1,359	4,173	5,532

Net cash from (used in) discontinued investing activities	10,106	(13,500)	(3,394)

 G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 28  -    RESTATEMENT OF FINANCIAL STATEMENTS (Cont.)

B.	Consolidated Statement of Cash Flows in US Dollars:

	Year ended December 31, 2011
	Previously Reported	Adjusted	As Restated
	US Dollars in thousands

Profit from continuing operations	3,756	-	3,756

Adjustments to reconcile net profit to net cash from continuing operating activities	1,898	2,441	4,339

Net cash from continuing operating activities	5,654	2,441	8,095

Net cash from discontinued operating activities	356	1,092	1,448

Net cash from (used in) discontinued investing activities	2,645	(3,533)	(888)

NOTE 29 -     EVENTS AFTER THE REPORTING PERIOD

The Company restated consolidated statements of cash flows for the fiscal year ended December 31, 2011 and for the first quarter ended March 31, 2012.The financial statements were approved by the board of directors and authorized on August 29, 2012. See note 28.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

By:	/s/ Gil Hochboim
Gil Hochboim
Temporary Chief Executive Officer

Date:  August 30, 2012

EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (1)
1.2	Articles of Association of the Company, as amended on July 20, 2005 (4)
1.3	Articles of Association of the Company, as amended on October 6, 2011 (*)
2.1	Specimen of Certificate for ordinary shares (2)
4.1	Share Option Plan (2)
†4.2	Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated June 1, 1998 (3)
†4.3	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated August 1, 2005 (4)
†4.4	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated October 23, 2011 (*)
†4.5	Management Agreement between the Company and Zwi W. & Co. Ltd., dated June 1, 1998 (3)
†4.6	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated August 1, 2005 (4)
†4.7	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated October 23, 2011 (*)
†4.8	Lease of Company’s premises with Titanic Food Ltd., dated November 23, 1998 (3)
†4.9	Services Agreement between the Company and Willi-Food, dated April 1, 1997 (3)
†4.10	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (4)
†4.11	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (4)
4.12	Relationship Agreement between the Company, Gold Frost, Willi-Food, Zwi Williger and Joseph Williger dated February 28, 2006 (4)
4.13	Placing Agreement between the Company, Gold Frost, certain officers of Gold Frost and Corporate Synergy dated March 2, 2006 (4)
4.14	Lock In Agreement, between the Company, Gold Frost, Corporate Synergy and certain officers of Gold Frost, dated March 2, 2006 (4)
4.15	Securities Purchase Agreement, dated as of October 25, 2006, among the Company and the investors identified on the signature pages thereto. (5)
4.16	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (5)
4.17	Asset Purchase Agreement, dated as of January 19, 2007, by and among the Company, WF Kosher Food Distributors, Ltd., Laish Israeli Food Products Ltd. and Arie Steiner.(6)
†4.18	Agreement, dated February 11, 2007, between the Company and Mr. Ya'acov Baron, Ms. Hedva Baron, Mr. Li'or Baron, Ms. Gozlan Or'na and Ms. Michal Baron Sha'hak. (6)
†4.19	Agreement, dated January 2, 2008, between the Company and Mr. Jacob Ginsberg, Mr. Amiram Guy and Shamir Salads 2006 Ltd. (7)
4.20	Share Purchase Agreement, dated February 13, 2008, between Gold Frost and Kirkeby Cheese Export A/S. (7)
4.21	Shareholders Agreement, dated February 13, 2008, between Gold Frost and Kirkeby Cheese Export A/S. (7)

4.22	Co-operation Agreement, dated January 1, 2008, between Kirkeby Cheese Export A/S, Haarby Mejeri/Kirkeby Dairy ApS and Kirkeby International Foods A/S. (7)
8.1	Subsidiaries of the Company (*)
12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (**)
12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (**)
13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (**)
13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (**)
15.(a).1	Consent of Independent Registered Public Accounting Firm (**)

†	English translations from Hebrew original.
(1)	Incorporated by Reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.
(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(5)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.
(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.
(7)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
(*)	Previously filed with the original Annual Report on Form 20-F filed with the Commission on April 30, 2012
(**)	Filed Herewith