Form 20-F
period 2012-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2013-04-30
CIK 1030997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Raviv Segal Chief Financial Officer 4 Nahal Harif St. Northern Industrial Zone, Yavne 81106, Israel Tel: 972-8-932-1000
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

The registrant had 12,974,245ordinary shares, NIS 0.10 nominal value per share as of December 31, 2012.

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

Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. Dollars or NIS as the case may be, at the rates indicated or at any other rate.  Therefore, unless otherwise stated, the translations of NIS into U.S. Dollars have been made at the rate of NIS 3.733 = $1.00, the representative exchange rate on December 31, 2012.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company,” “Dividends,” “Operating and Financial Review and Prospects,” and “Quantitative and Qualitative Disclosures about Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.  Actual results, performance or events may differ materially from those in such statements due to, without limitation, the risks set forth in "Item 3. Key Information – D. Risk Factors", including the following:

●	changes affecting currency exchange rates, including the NIS/U.S. Dollar exchange rate;
●	payment default by, or loss of, one or more of our principal clients;
●	the loss of one or more of our key personnel;
●	termination of arrangements with our suppliers, and in particular Arla Foods amba;
●	increasing levels of competition in Israel and other markets in which we do business;
●	increase or decrease in global purchase prices of food products;
●	interruption to our storage facilities;
●	our inability to accurately predict consumption of our products;
●	our inability to anticipate changes in consumer preferences;
●	product liability claims and other litigation matters;
●	our insurance coverage may not be sufficient;
●	our operating results may be subject to variations from quarter to quarter;
●	our inability to successfully compete with nationally branded products;
●	our inability to protect our intellectual property rights;
●	our inability to meet the Nasdaq listing requirements;
●	significant concentration of our shares are held by one shareholder;
●	our management could lose a significant amount of its indirect ownership of our common stock through litigation;
●	we are controlled by and have business relations with Willi-Food Investments Ltd. and its management;
●	the price of our ordinary shares may be volatile;
●	all of our assets are pledged to creditors;
●	changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;
●	economic conditions in Israel;
●	changes in political, economic and military conditions in Israel, including, in particular, economic conditions in the Company’s core markets; and
●	our international operations may be adversely affected by risks associated with international business.

The Company is under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.  See "Item 3. Key Information–Risk Factors” and "Item 5. Operating and Financial Review and Prospects – Results of Operations”.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.              SELECTED FINANCIAL DATA

The following selected consolidated financial data for each of the years in the three-year period which ended December 31, 2012, 2011and 2010are derived from our audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with IFRS as issued by IASB. The selected consolidated financial data for the years ended December 31, 2009 and 2008 is derived from our audited consolidated financial statements not appearing in this report. All of the financial data set forth below are in thousands (except share and per share amounts). You should read the following selected consolidated financial data in conjunction with "Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto appearing elsewhere herein. Historical results are not necessarily indicative of any results to be expected in any future period.

Recent Exchange Rates of NIS to one U.S. Dollar

The table shows the high and low exchange rate of NIS per one U.S. Dollars for the last six months:

	High	Low
November 2012	3.952	3.810
December 2012	3.835	3.726
January 2013	3.791	3.714
February 2013	3.733	3.663
March 2013	3.733	3.637
April 2013 (through April 17, 2013)	3.633	3.618

The representative exchange rate for NIS on December 31, 2012 was NIS 3.733 = $1.00, and the representative exchange rate for NIS on April 17, 2013 was NIS 3.624= $1.00.

The average exchange rate of NIS 3.858 = USD 1.00 was for the year ended December 31, 2012, NIS 3.579 for the year ended December 31, 2011, NIS 3.732 for the year ended December 31, 2010, 3.933 for the year ended December 31, 2009 and 3.588 for the year ended December 31, 2008.

Income Statement Data:
In accordance with IFRS

	2012		2011	2010	2009	2008
	NIS	USD	NIS	NIS	NIS	NIS
Revenue	286,509	76,750	264,404	271,143	230,134	218,820
Cost of sales	217,468	58,256	202,699	194,957	165,134	176,282
Gross profit	69,041	18,494	61,705	76,186	65,000	42,538
Selling expenses	28,915	7,746	27,482	31,077	22,586	20,971
General and administrative expenses	16,715	4,478	17,375	17,818	15,887	12,333
Other (Income) expenses	(46)	(12)	(240)	(96)	(5,330)	1,837
Total operating expenses	45,584	12,212	44,617	48,799	33,199	35,141
Operating profit	23,457	6,282	17,088	27,387	31,801	7,397
Finance income	8,716	2,335	1,480	5,543	2,744	(4,167)
Finance expense	410	110	313	666	420	(432)
Finance income (expense), net	8,306	2,225	1,167	4,877	2,324	(3,735)
Profit before taxes on income	31,763	8,507	18,255	32,264	34,125	3,662
Taxes on income	(7,757)	(2,078)	(3,906)	(6,991)	(4,869)	749
Profit from continuing operations	24,006	6,429	14,349	25,273	29,256	2,913
Profit (loss) from discontinued operations	-	-	4,173	4,884	2,272	(2,646)
Profit for the year	24,006	6,429	18,522	30,157	31,528	267
Attributable to:
Owners of the Company	24,006	6,429	18,311	28,177	30,436	(786)
Non-controlling interest	-	-	211	1,980	1,092	1,053
Net Income	24,006	6,429	18,522	30,157	31,528	267
Basic and diluted earnings per Share from continuing operations	1.85	0.50	1.06	1.96	2.85	0.28
Basic and diluted earnings (loss) per Share from discontinued operations	-	-	0.29	0.22	0.11	(0.36)
Basic and diluted earnings (loss) per Share	1.85	0.50	1.35	2.18	2.96	(0.08)
Shares Used in Computing Earnings per Share	12,977,481	12,977,481	13,565,068	12,876,294	10,267,893	10,267,893
Dividend declared per share	-	-	-	-	-	-

Balance Sheet Data:
In accordance with IFRS

	2012		2011	2010	2009	2008
	NIS	USD	NIS	NIS	NIS	NIS
Working capital	292,596	78,381	267,204	249,044	148,359	122,396
Total assets	384,717	103,058	347,683	367,284	282,719	273,342
Short-term bank debt	9,930	2,660	-	5,780	10,372	17,562
Shareholders' equity	333,761	89,408	310,317	306,872	206,480	185,582
Capital stock	12,977,481	12,977,481	13,565,068	12,876,294	10,267,893	10,267,893

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

We strive to minimize market risks arising from exchange rate fluctuations and the cost of imported goods, especially by opening documentary credits for suppliers abroad, holding foreign currency reserves and initiating forward transactions and foreign currency options.

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

Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivables. Despite our large number of clients (approximately 1,500 in Israel and abroad), a significant part of our sales is made to a limited number of customers (mainly the organized market). Our two largest customers, Shufersal Ltd. and Mega Retail Ltd. (Blue Square), accounted for 33% of our sales in 2012. We generally do not require and do not receive collateral from those customers, although we do require and receive collateral from most of the remainder of our clients in Israel to ensure security of collecting payments. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major clients defaults on its payment obligations to us, we will not possess sufficient security to collect the entire debt.

We depend on a small number of principal clients who have in the past bought our products in large volumes. We cannot assure that these clients or any other client will continue to buy our products in the same volumes, on the same terms or at all.

Despite our wide dispersion of clients, we have two major clients, Shufersal Ltd. and Mega Retail Ltd., both of which own, among other things, supermarket chains, which accounted for approximately 17% and 15%, respectively, of our revenue during 2012. We do not have long term purchase contracts with our clients, and our sales arrangements with our clients do not have minimum purchase requirements. We cannot assure that our major clients will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Their failure to do so may significantly reduce our sales. Losing one or more of them may adversely affect our business results. In addition, we cannot assure that we will be able to attract new customers.

We are dependent on our key personnel. The loss of any of our key personnel could have a material adverse effect on our business.

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

                We are dependent on Arla, which supplies a high percentage (47% in 2012) of our dairy and dairy substitute products (although no single company supplies a majority of any of our products). Terminating the engagement with any supplier, and Arla in particular, or a material change in the engagement terms for purchasing products from those suppliers may have an adverse effect on our results of operations. We have a distribution agreement with Arla pursuant to which we serve as Arla’s sole and exclusive agent and distributor in Israel of certain products for a ten-year period from March 2005. See “Item 4.  Information on the Company – B. Business Overview – Suppliers”. If this supplier raises its prices, our operating results may be adversely affected. See risk factor below - "Increases or decreases in global product prices have in the past, and in the future may continue to have a material adverse effect on our profitability". We believe that there are alternative suppliers for purchasing our products; however, we cannot assure that the products of the alternative suppliers will become immediately available and that the terms of purchase will be similar to the current ones.

We may not be able to successfully compete with larger competitors who have greater operations, financial, marketing, labor and other resources than we have.

               The food distribution business in Israel is highly competitive. We face competition from existing competitors in respect of imported as well as locally manufactured food products. Local producers are not subject to the financial risks of importing food products or to governmental policies regarding taxation of imported food products to which we as importers are subject. We may also face competition from potential newcomers to the food business as well as from existing importers and/or manufacturers not currently offering the same lines of products as us. In addition, in the event we further expand our activity in the international food markets, we will also face competition from manufacturers and/or distributors from the locations in which we expand our activity. Certain of our current and potential competitors are substantially more established, benefit from substantially greater market recognition and have greater financial, marketing, labor and other resources than we have. If any of our competitors materially reduces prices, we may be required to reduce our prices in order to remain competitive. Such reductions, if effected, could have a material adverse effect on our financial condition and results of operations.

Increases or decreases in global product prices have in the past, and in the future may continue to have a material adverse effect on our profitability.

                The cost of food commodities and other food products is cyclical and subject to other market factors and may fluctuate significantly. As a result, our cost in securing these products is subject to substantial increases over which we have no control.  In addition, fuel costs, which represent the most significant factor affecting both utility costs at our facilities and our transportation costs, are subject to wide fluctuations. Although we are making best efforts, we cannot assure that we will be able to pass on to customers the increased costs associated with the procurement of these products. Moreover, there has in the past been, and there may in the future be, a time lag between the incurrence of such increased costs and the transfer of such increases to customers. To the extent that increases in the prices of our products cannot be passed on to customers or there is a delay in doing so, we are likely to experience an increase in our costs which may materially reduce our margin of profitability.

               Further, there is an additional lag from the date we purchase inventory from our suppliers situated outside of Israel (or commit to purchase inventory from our suppliers) until the date we sell this inventory to our customers in Israel. To the extent that the purchase price of products that we purchase decreases from the time that we purchase our inventory (or commit to purchase our inventory) until the time we sell the inventory to our customers, our margin of profitability may be materially reduced if we are not able to sell our products at prices exceeding such purchase prices.

               Increases or decreases in global product prices in the future may have a material adverse effect on our profitability.

Our results of operations may be adversely affected if we do not accurately predict the rate of consumption of our products.

We hold inventory of basic foodstuffs (such as preserved food, edible oils, pasta and rice) and other food products, and we accumulate inventories of these products based on our prediction of the consumption of these products.  If actual consumption does not meet the prediction, and the shelf life of such products expires or we cannot otherwise sell such products, this may materially and adversely affect our financial condition and results of operations. On the other hand, to the extent we do not have adequate inventory of these critical products (due, for example, to an emergency situation or our failure to predict the rate of consumption of our products), we will not be able to meet the needs of our customers and our potential revenues may be adversely affected.

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

We sell food products for human consumption, which involves risks such as product contamination or spoilage, misbranding, product tampering, and other adulteration of food products. Consumption of a contaminated, spoiled, misbranded, tampered with or adulterated product may result in personal illness or injury. We could be subject to claims or lawsuits relating to an actual or alleged illness or injury, and we could incur liabilities that are not insured or that exceed our insurance coverage. Even if product liability claims against us are not successful or fully pursued, these claims could be costly and time consuming and may require management to spend time defending the claims rather than operating our business. A product that has been actually or allegedly misbranded or becomes adulterated could result in: product withdrawals, product recalls, destruction of product inventory, negative publicity, temporary plant closings, and substantial costs of compliance or remediation. Any of these events, including a significant product liability judgment against us, could result in a loss of confidence in our food products, which could have an adverse effect on our financial condition, results of operations or cash flows.

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

Our products may become the subject of product liability claims, and there can be no assurance that our property insurance coverage limits will be adequate or that all such claims will be covered by insurance. A product recall or a product liability claim, even one without merit or for which we have substantial coverage, could result in significant expenses, including legal defense costs, thereby lowering our earnings and, depending on revenues, potentially resulting in additional losses. A successful product liability claim or other judgment against us in excess of our insurance coverage could have a material adverse effect on us and our reputation.

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

We may not successfully integrate our acquisitions

We have made numerous acquisitions in the past and may do so in the future.  Our success will depend in part on our ability to manage the combined operations of any acquired company, to integrate the operations and personnel of such company together with our other subsidiaries into a single organizational structure, and to replace those subsidiary managers who have departed or may in the future leave our employ. There can be no assurance that we will be able to effectively integrate the operations of our subsidiaries and our acquired businesses into a single organizational structure. Integration of operations could also place additional pressures on our management as well as on our other key personnel. The failure to successfully manage any integration could have an adverse material effect on results of our operations.

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

Since the beginning of 2013, our stock price has been trading in a range from $4.76 to $6.95 per share. Under Nasdaq’s Marketplace Rule 5450(a)(2) (the “Rule”), any company whose shares have a closing bid price less than $1.00 for 30 consecutive business days may be subject to a delisting proceeding by Nasdaq. We now satisfy this requirement as our stock price is well above $1.00 per share. If we fail to meet the continued listing criteria under the Rule, our ordinary shares may be delisted from trading on the Nasdaq Capital Market.

               Delisting from the Nasdaq Capital Market could have an adverse effect on our business and on the trading of our ordinary shares. If a delisting of our ordinary shares were to occur, our shares would trade in the over-the-counter market such as on the OTC Bulletin Board or on the “pink sheets”. The over-the-counter market is generally considered to be a less efficient market, and this could diminish investors’ interest in our ordinary shares as well as significantly impact our share price and the liquidity of our ordinary shares. Any such delisting may also severely complicate trading of our shares by our shareholders, or prevent them from re-selling their shares at/or above the price they paid. Furthermore, our relatively low trading volumes may make it difficult for shareholders to trade shares or initiate any other transactions.  Delisting may also make it more difficult for us to issue additional securities or secure additional financing.

One shareholder owns a large percentage of our shares.

As of April 17, 2013, Willi-Food Investments Ltd., which we refer to as Willi-Food, owned approximately 58.17% of our ordinary shares. Mr. Joseph Williger, who serves as President and as a director of our company held, as of April 17, 2013, approximately 21.28% of the outstanding shares of Willi-Food (approximately 21.23% on a fully-diluted basis). Mr. Zwi Williger, who serves as Chairman of the Board of our company held, as of April 17, 2013 approximately 39.45% of the outstanding shares of Willi-Food (approximately 39.34% on a fully-diluted basis).

Our Articles of Association do not provide for cumulative voting rights with respect to the election of directors and every resolution of the company in the general meeting of shareholders is deemed duly passed if passed by a simple majority of the shareholders present and voting unless another majority is required by the Israeli Companies Law or by our Articles of Association. Therefore, our major shareholders are able to control the outcome of matters requiring shareholder approval that do not require a special majority.

Our management could lose a significant amount of its indirect ownership of our ordinary shares through litigation.

In 2008, Mr. Arcadi Gaydamak (“Gaydamak”) borrowed approximately NIS 76 million (US $20 million) from companies owned by Messrs. Zwi Williger and Joseph Williger (the “Williger Brothers”). These loans were secured by Gaydamak’s equity securities of Willi-Food, the parent company to G. Willi-Food. The loans included a provision whereby the Williger Brothers had a call option to acquire Willi-Food equity if Gaydamak defaulted under the loans. In September 2008, Gaydamak defaulted under these loans. Accordingly, the Williger Brothers increased their ownership of Willi-Food by exercising their call option to acquire such interests, and Mr. Zwi Williger and Mr. Joseph Williger each increased his holdings by 21.65% of the total outstanding shares (based on Willi-Food's outstanding shares at that time).

Gaydamak filed a lawsuit in Israel in September 2009 against the Williger Brothers and others, claiming, among other things, that the Williger Brothers did not rightfully exercise the call option. The Company is not a party to the lawsuit. The Williger Brothers have informed us that their legal counsel has advised them that the lawsuit is without merit, and that they intend to vigorously contest it. The Williger Brothers indicated that their attorneys advised that, according to all the information and documents presented to them, that the Williger Brothers exercised the call options in a rightful and bona fide manner. We have been further advised that the loan agreements were breached by Gaydamak and, at the time of the breach, Gaydamak also declared that he had no intention of paying his debts to the Williger Brothers. At the same time, other creditors submitted significant claims against the assets of Gaydamak and placed attachments on his assets, and therefore a real risk arose that the Willi-Food securities would also be attached. Under these circumstances, in addition to the breach of the loan agreement, by not  providing all the required securities to secure repayment of the above loans and other breaches, there was also an anticipatory breach of the loan payment and a real risk to the securities. Under these circumstances, management believes that the Williger Brothers clearly had the right to exercise the call option and the lawsuit is without merit.

                During preliminary proceedings, the court referred the parties to mediation. The next mediation session is scheduled for May 2013.

                According to the Williger Brothers’ legal counsel, such lawsuit has a low chance of success.

                However, in the event the Williger Brothers lose the lawsuit, their ownership interest in Willi-Food would be reduced (Zwi Williger from approximately 39.45% to approximately 23.08% and Joseph Williger from approximately 21.28% to approximately 4.92%), and Gaydamak would own a significant indirect interest in our company.

We are controlled by and have business relations with Willi-Food and its management.

Willi-Food, our controlling shareholder, is a holding company whose main asset is the ordinary shares it owns in our company.  Willi-Food currently does not directly conduct any material business.

Willi-Food, Mr. Zwi Williger (as of April 17, 2013 a 39.45% shareholder of Willi-Food and the Chairman of our Board of Directors), and Mr. Joseph Williger (as of April 17, 2013 a 21.28% shareholder of Willi-Food, a director and our President) have been and continue in certain cases to be party to certain agreements and arrangements relating to our operations.  Such transactions include service and employment arrangements between each of Messrs. Joseph and Zwi Williger and us, and a service agreement we have with Willi-Food. All such transactions include consideration.

In addition, certain of our key personnel also serve in management positions in Willi-Food.  By serving in dual capacities, these persons may experience conflicts of interest involving the two companies.  Israeli law imposes procedures, including, for certain material transactions, a requirement of shareholder approval, as a precondition to entering into interested party transactions. These procedures may apply to transactions between Willi-Food and us.  However, we cannot assure that we will be able to avoid possible detrimental effects of any such conflicts of interest by complying with the procedures mandated by Israeli law.

The price of our ordinary shares may be volatile.

The market price of our ordinary shares has fluctuated significantly and may be affected by our operating results, changes in our business, changes in the products we market and distribute, and general market and economic conditions which are beyond our control. In addition, the stock market in general has, from time to time, experienced significant price and volume fluctuations that are unrelated or disproportionate to the operating performance of individual companies. These fluctuations have affected stock prices of many companies without regard to their specific operating performance. For these reasons, the price of our ordinary shares may fluctuate significantly in the future.

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

Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems. We are a relatively small company with limited accounting personnel and other resources with which to address our internal controls and procedures. In addition, we implemented financial and disclosure control procedures and corporate governance practices that enable us to comply, with the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission, or the SEC, rules. For example, we developed accounting and financial capabilities, including the establishment of an internal audit function and development of documentation related to internal control policies and procedures. Failure to establish the necessary controls and procedures would make it difficult to comply with SEC rules and regulations with respect to internal control and financial reporting. We need to take further actions to continue to improve our internal controls. If we are unable to implement solutions to any weaknesses in our existing internal controls and procedures, or if we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ordinary shares may be adversely impacted.

Substantially all of our assets are pledged to banks, which limits our ability to incur further debt.

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

Risks Related to Our Location in Israel

We are subject to regulations and other policies of the Israeli government and of other countries from which we import and into which we export. If we are unable to obtain and maintain regulatory qualifications or approvals for our products, our business may be adversely affected.

Regulatory, licensing and quotas: The import, export, storage, marketing, distribution and labeling of food products are subject to extensive regulation and licensing by various Israeli government and municipal agencies, principally the Ministry of Health, the Ministry of Economy (formerly known as the Ministry of Industry, Trade and Labor), the Ministry of Agriculture and the Ministry of Finance. To the extent that we have imported and exported, or will import and export, food products outside of Israel, we may be subject to quotas and other import and export laws and regulations which may limit our ability to sell certain of our food products into these countries. We are required to maintain our distribution processes in conformity with all applicable laws and regulations. In the event that such laws and regulations change, or we fail to comply with such laws and regulations, we may be prevented from trading within Israel or another part of the world.

Tariffs: The Ministry of Finance and the Ministry of Economy (formerly known as the Ministry of Industry, Trade and Labor) of the State of Israel may increase the levels of tariffs on importing goods. This would have a direct impact on us and our financial performance by increasing our costs which we may not be able to pass on to our customers.

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

A major part of our sales are made in Israel, and consequently our financial performance is dependent to a significant extent on the economy of Israel. The recovery that started in the last months of 2009 has continued to the present. This has resulted in our customer base, both in the retail and in the wholesale markets, expanding their purchases from us, both in quantities and by purchasing higher cost food products. A deterioration of the economic situation in Israel may erode the real wages and lower the buying power of our potential customers. This in turn may adversely affect our activities and business results.

In addition, in 2011 our business results were adversely affected by the national protest against the cost of food products, pressuring us to decrease our selling prices to our customers. The pressure from such protests decreased during 2012. However, the result of such protests continues to affect the food industry and the level of pricing. An ongoing consumer demand for price reductions may have a material adverse effect on us and our financial performance.

We may be affected by political, economic and military conditions in Israel and the Middle East.

Political, economic and military conditions in Israel have a direct influence on us because our operations are located there. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect our operations.  Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. During the winter of 2012, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip. This conflict involved missile strikes by Hamas against civilian targets in various parts of Israel and negatively affected business conditions in Israel.  Ongoing or revived hostilities related to Israel may have a material adverse effect on our business and on our share price. The recent revolutions and political uncertainty in surrounding countries can influence Israel's political and economical situation, but the company's management cannot predict the impact this may have on its business.

Many of our executive officers and employees in Israel are obligated to perform annual military reserve duty in the Israeli Defense Forces and, in addition, may be called to active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to reserve duty. Any disruption in our operations may harm our business.

Additionally, boycotts of products, prompted by political, religious or other factors, may affect our financial condition and results of operations, From time to time pro-Arab organizations in various locations around the world promote local boycotts of products from Israel.

It will be extremely difficult to acquire jurisdiction and enforce liabilities against us, our officers and directors who are based in Israel.

We are organized under the laws of the State of Israel. The majority of our officers and present directors reside outside of the United States and most of our operations and assets, and the assets of these persons, are located outside the United States. As a result, it may not be possible for United States investors to enforce their legal rights, to effect service of process or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties against us, our directors or our officers under Federal securities laws. Further, it is unclear if extradition treaties now in effect between the United States and Israel would permit effective enforcement of criminal penalties of the Federal securities laws. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions initiated in Israel.

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

The Company was incorporated in Israel in January 1994 under the name G. Willi-Food Ltd. and commenced operations in February 1994. It changed its name to G. Willi-Food International Ltd. in June 1996. The Company's corporate headquarters and principal executive offices are located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne, 81106, Israel.  The Company's telephone number in Israel is +972 8-9321000, its fax number is +972-8-9321001, its e-mail address for communications is willi@willi-food.co.il and its Web site is www.willi-food.com.

In May 1997, the Company completed an initial offering to the public in the United States (the “Initial Public Offering”) of 1,397,500 units, each unit consisting of one ordinary share and one redeemable ordinary share purchase warrant.

In May 2001, the Company acquired all the shares of Gold Frost Ltd., which we refer to herein as Gold Frost, for NIS 336 thousand ($90 thousand). Gold Frost, which was registered in 1977 in Israel, is engaged in designing, developing and distributing frozen and chilled food products.

On March 9, 2006, the Company's subsidiary, Gold Frost, completed an initial issuance to the public on the London AIM market which yielded gross proceeds of NIS 36.5 million ($9.8 million).  Following this issuance, as of May 30, 2006, the Company held approximately 75.7% of Gold Frost's share capital.  During November 2007- January 2008, the Company purchased on the AIM market an additional approximately 14.3% of Gold Frost's share capital, reaching aggregate holdings of  up to  90% of Gold Frost's share capital.

On October 5, 2006, the Company raised approximately $9.6 million in net proceeds through private placement of shares of its ordinary shares and warrants to institutional investors. The Company issued a total of 1,652,893 ordinary shares as well as warrants to purchase 561,982 additional shares at an exercise price of $8.00 per share.

In February 2007, the Company formed a joint global kosher trade and export company ("Baron") with the Baron family (an unrelated third party), kosher food exporters located in Israel. The Company owned a 50.1% interest in Baron, and the Baron family owned the remaining interest. Under the terms of the agreement, in consideration for the 50.1% interest in Baron, the Company paid $1 million in owner's loans that were converted into equity on April 1, 2008. On September 2, 2009, the Company signed an agreement to sell all of its holdings in Baron and to assign all of its rights and obligations to the Baron family. In exchange for the sale of shares and the assignment of rights and obligations, the Baron family agreed to pay US$ 937,500, which was paid to the Company on the date of execution of the agreement. As a result of the sale of the shares of Baron, the Company recognized a capital loss of NIS 1.5 million ($0.4 million).

Since April 2007, the Company operates from a logistics center situated in Yavne, Israel that replaced the Company’s previous logistics center located nearby. The Company also uses numerous external warehouse facilities.  The logistics center was established in an effort to reduce the Company's operating costs, increase its logistical efficiency and to optimize its overall operational activity.  For more information, see "Item 4D. Property, Plants and Equipment."

In January 2008, the Company purchased 51% of the interests of Shamir Salads (2006) Ltd. ("Shamir Salads"), an Israeli manufacturer and distributor of pre-packaged chilled kosher Mediterranean dips and spreads in Israel and abroad. On December 18, 2011 the Company announced an agreement to sell its entire 51% ownership interest in Shamir Salads to the other shareholders of Shamir Salads.  The sale closed on January 1, 2012. See “Item 10. Additional Information – 10C. Material Contracts".

In February 2008, the Company's subsidiary Gold Frost purchased a 51% interest from the owners of a dairy distributor in Denmark Kirkeby International Foods A/S ("Kirkeby"), and the former owner retained the remaining interest. In June 2009, Gold Frost signed an agreement to sell its 51% interest in Kirkeby to Kirkeby and/or to the former owner for $400,000. According to the terms of the agreement, an amount equal to the balance of outstanding invoices owed by Gold Frost to Kirkeby was deducted as a down payment, and the remainder was paid by deducting the purchase price by a pre-determined amount for each shipment of goods that Gold Frost purchased from Kirkeby or from the former owner. The balance of the consideration was paid in April 2011. See “Item 10. Additional Information – 10C.  Material Contracts".

On May 20, 2008, a Special General Meeting of Gold Frost approved the cancellation of its ordinary share listing to the AIM Market of the London Stock Exchange.  The cancellation of Gold Frost's AIM admission took place on May 27, 2008. On July 27, 2009, the Company announced that it had successfully completed a tender offer for all of the issued and outstanding share capital of Gold Frost which were not already held by the Company. The Company paid an aggregate amount of approximately £370,430 ($619,198) for all such shares and depositary interests.

On March 17, 2010, the Company raised net proceeds of approximately a $19 million through a public offering of its ordinary shares.  The Company issued a total of 3,305,786 ordinary shares at a purchase price of $6.05 per share.

In September 2011, the Company initiated a share repurchase program permitting the Company to repurchase up to $5 million of the Company's ordinary shares over the period of twelve months as part of its ongoing consideration of alternative methods to take advantage of the Company's strong cash position.  In February 2012, in light of the global and Israeli economic situations, the Company terminated its repurchase program in order to focus its resources on developing its core business activity. From the inception of the repurchase program, the Company has purchased approximately $2.9 million of its ordinary shares.

CAPITAL EXPENDITURES

Our capital expenditures were $0.8 million, $0.7 million and $1.7 million for the three years ended December 31, 2012, 2011 and 2010, respectively. For more information, see "Item 4D. Property, Plants and Equipment".

B.	BUSINESS OVERVIEW

Overview

The Company is an Israeli-based company engaged, directly and through subsidiaries, in the development, import, export, marketing and distribution of a wide variety of over 600 food products world-wide. Most of the Company's sales are made in Israel with widespread demand in the Israeli marketplace, as well as products which cater to more select groups.

The Company purchases food products from over 150 suppliers located in Israel and throughout the world, including from the Far East (China, India, the Philippines and Thailand), Ethiopia, Eastern Europe (Poland, Lithuania, Bulgaria and Latvia), South America (Ecuador and Costa Rica), the United States, Canada, Western and Central Europe (the Netherlands, Belgium, Monaco, Germany, Sweden, Switzerland, Denmark, and France) and Southern Europe (Spain, Portugal, Italy, Turkey, Greece).

The Company's products are marketed and sold to approximately 1,500 customers in Israel and around the world (for example, to the Unites States, England and France), including to supermarket chains, wholesalers and institutional consumers. The Company markets most of its products under the brand name “Willi-Food,” and some of its chilled and frozen products under the brand name “Gold Frost.” Certain products are marketed under brand names of other manufacturers or under other brand names. In addition, the Company distributes some of its products on an exclusive basis, as described further below.

During the last five years, the Company has acquired controlling interests in several businesses and has formed joint ventures with other businesses. Some of these businesses were not successful and, accordingly, the Company sold them at prices similar to the original acquisition costs. One of these businesses (Shamir Salads) was sold by the Company at 2.7 times of the original acquisition cost. The Company continues to re-evaluate its strategic position and to consider other business opportunities. As part of this re-evaluation, the Company is also considering forming strategic alliances with or entering into different lines of business. The Company has no current plans, arrangements or agreements with respect to any mergers, acquisitions, or additional financing.

As of April 17, 2013, the Company’s principal shareholder, Willi-Food, held approximately 58.17% of the Company’s outstanding share capital. The primary assets of Willi-Food are the Company’s ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions”. Willi-Food’s securities are traded on the Tel Aviv Stock Exchange.

Business Strategy

The Company’s business strategy is:

•
to promote the “Willi-Food” brand name and other brand names used by the Company (such as"Gold Frost" and "Tifeeret") and to increase market penetration of products  through marketing efforts and advertising campaigns;

•	to expand its current food product lines and diversify into additional product lines, as well as to respond to market demand;and

•	to expand the Company's activity in the international food markets, mainly in the U.S. and Europe.

Utilizing management’s expertise in identifying market demand and preferences, as well as its supplier sourcing abilities, the Company intends:

•	to continue to locate, develop and distribute additional food products, some of which may be new to Israeli consumers;

•
to penetrate new food segments within Israel through the establishment of food manufacturing factories or the establishment of business relationships and cooperation with existing Israeli food manufacturers;

•	to increase its inventory levels from time to time both to achieve economies of scale on its purchases from suppliers and to more fully meet its customers’ demands;

•
to further expand into international food markets, mainly in the U.S. and Europe, by purchasing food distribution companies, increasing cooperation with local existing distributors and/or exporting products directly to the customer; and

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

In addition, the Company has entered into arrangements with recognized manufacturers to market their products under their respective brand names, in addition to brand names under which the Company currently

Principal Products

              We import, market and distribute a broad variety of over 600 food products. These products are sold by us and by Gold Frost. A small percentage of our products are purchased from suppliers in Israel.

We aim to broaden the variety of products we import. We expect to launch additional new products into our product lines in the near future while continuing to develop new and innovative food products.

The principal products in the import segment product line are as follows:

•
Canned Vegetables and Pickles:  including mushrooms (whole and sliced), artichoke (hearts and bottoms), beans, asparagus, capers, corn kernels, baby corn, palm hearts, vine leaves (including vine leaves stuffed with rice), sour pickles, mixed pickled vegetables, pickled peppers, an assortment of black and green olives, garlic, roasted eggplant sun and dried tomatoes. These products are imported primarily from China, Greece, Thailand, Turkey, India, and the Netherlands.

•
Canned Fish:  including tuna (in oil or water), sardines, anchovies, smoked and pressed cod liver, herring, fish paste and salmon. These products are primarily imported from the Philippines, Thailand, Greece, Germany and Sweden.

•
Canned Fruit:  including pineapple (sliced or pieces), peaches, apricots, pears, mangos, cherries, litchis and fruit cocktail. These products are primarily imported from China, Monaco, the Philippines, Thailand, Greece and Europe.

•
Edible Oils:  including olive oil, regular and enriched sunflower oil, soybean oil, corn oil and rapeseed oil. These products are primarily imported from Belgium, Turkey, Italy, the Netherlands and Spain.

•
Dairy and Dairy Substitute Products:  including hard and semi-hard cheeses (parmesan, edam, kashkaval, gouda, havarti, cheddar, pecorino, manchego, maasdam, rossiysky, iberico and emmental), molded cheeses (brie, camembert and danablu), feta, Bulgarian cubes, goat cheese, fetina, butter, yogurts, butter spreads, margarine, melted cheese, cheese alternatives, condensed milk, whipped cream and others. These products are primarily imported from Greece, France, Latvia, Denmark, Germany, Bulgaria, Italy, the United States and the Netherlands.

•
Dried Fruit, Nuts and Beans:  including figs, apricots, chestnuts, sunflower seeds, sesame seeds, walnuts, pine nuts, cashews, pistachios and peanuts. These products are primarily imported from Greece, Turkey, India, China, Thailand and the United States.

•
Other Products:  including, among others, instant noodle soup, frozen edamame soybeans, freeze dried instant coffee, bagels, breadstick, coffee creamers, lemon juice, halva, Turkish delight, cookies, vinegar, sweet pastry and crackers, sauces, corn flour, rice, rice sticks, pasta, spaghetti and noodles, frozen pizzas and pastries, ice cream, breakfast cereals, corn flakes, rusks, couscous, rusks, gnocchi, tortilla, dried apples snacks, chocolate bars and chocolate paste, tea, deserts (such as tiramisu and pastries), and light and alcoholic beverages (such as ouzo, sangria and mohito). These products are primarily imported from the Netherlands, Germany, Romania, Italy, Greece, Belgium, the United States, Scandinavia, Switzerland, China, Thailand, Turkey, India, and South America.

Products

The products that generated the largest sales volume for the year ended December 31, 2012 were dairy and dairy substitute products (26% of sales), canned vegetables (20% of sales) and edible oils (10% of sales).

The products that generated the largest sales volume for the year ended December 31, 2011 were chilled salads (22% of sales), dairy and dairy substitute products (21% of sales) and canned vegetables (16% of sales).

The products that generated the largest sales volume for the year ended December 31, 2010were chilled salads (22% of sales), dairy and dairy substitute products (19% of sales) and canned vegetables (16% of sales).

The allocation mentioned above does not include the product line "Other Products" in the Import segment, as this product line includes products that have no characteristic definition.

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

Suppliers

We purchase food products from over 150 suppliers, including suppliers located in Israel, the Far East (China, India, the Philippines and Thailand), Ethiopia, Eastern Europe (Poland, Latvia, Lithuania and Bulgaria), South America (Ecuador and Costa Rica), the United States, Canada and in Western, Northern and Southern Europe (Sweden, Denmark, Greece, Monaco, the Netherlands, Italy, Monaco, Portugal, Spain, Belgium, Germany, France, Turkey and Cyprus).

In addition, we actively maintain contact with our suppliers world-wide through which we assess, on an on-going basis, world market trends, fluctuations in prices, and other issues relevant to our business. Our management and personnel visit food trade fairs world-wide on a regular basis and endeavor to create new business relationships with potential suppliers.

Certain of the products we import are seasonal agricultural products, such as artichokes, cherries, mushrooms and peaches. In order to ensure a continued supply of these seasonal items, we generally make arrangements with the producers of such products at the beginning of the season for the terms of purchase of such items for the upcoming year.

A substantial portion of our purchases from suppliers outside of Israel is made in U.S. Dollars (such as purchases from the Far East, the United States, South America and certain European countries) with the remaining purchases usually made in Euros and other foreign currencies (e.g., Swedish Kronas and Swiss Francs). Supply is generally made to us against letters of credit for a period of up to 90 days.

We are not dependent on any given supplier for the majority of our products. We purchase most of our products from several suppliers. We are dependent on one source of supply - Arla from Denmark - with respect to a large part of our dairy and dairy substitute products. A distribution agreement between us and Arla grants us an exclusive and non-transferable right to market and distribute cheese and butter products manufactured by Arla and its affiliated companies in Israel. Our exclusivity is subject to our purchase of certain minimum quotas of Arla products. The agreement was signed in March 2005 for a period of five years. In July 2007, the agreement was extended for a period of 10 years from March 2005 and is renewable automatically for a further period of five years, unless notice of termination is provided by either party. Arla has the right to terminate the agreement on three months' notice under certain circumstances, including in the case of the death or permanent incapacity of Zwi Williger or his ceasing to be involved in our business, or if we fail to satisfy the minimum purchase requirements under the agreement.

We do not generally enter into written agency or other agreements with our suppliers. However, we have written agreements with 21 foreign suppliers that confirm our exclusive appointment as the sole agent and/or distributor of such suppliers, either with respect to a specific product or with respect to a line of products, within the State of Israel. These exclusivity rights have generally been granted for periods of 12 – 36 months and are automatically extendable unless terminated by either party upon prior notice, and in certain cases are conditioned upon our compliance with certain minimum purchase requirements. The suppliers from which we received such written agreements accounted for 38% and 32% of our purchases in 2012 and in 2011, respectively. In a few instances we did not fulfill the minimum purchase requirements of such agreements, but no supplier has ever terminated its agreement with us due to our failure to comply with such minimum purchase requirements. Our purchases are not motivated by a desire to meet such minimum purchase requirements, and the considerations in purchasing products from these suppliers are identical to those for purchasing from other suppliers.

In 2012, Arla accounted for 13% of our total purchases. In 2011, we did not have any supplier who accounted for more than 10% of our total purchases.

The average volume of our credit balance with our suppliers in 2012 was NIS 26.2 million (US$ 7 million) consisting of 42 days of suppliers credit on average, in 2011 it was NIS 38.4 million (US$ 10.0 million) consisting of 58 days of suppliers credit on average and in 2010 it was NIS 38.6 million (US$ 10.1 million) consisting of 56 days of suppliers credit on average.

Customers

The Company's products are marketed and sold to approximately 1,500 customers throughout Israel and outside of Israel.

The Company's customers generally fall within one of the following two groups:

•	large retail supermarket chains in the organized market, and

•
private supermarket chains, mini-markets, wholesalers, manufactures, institutional customers, governmental customers and the customers in the Palestinian Authority, referred herein as the "private sector".

The first group of customers above includes the largest Israeli supermarket chains in the organized market in Israel, including: (i) Shufersal Ltd. (including the chains: Shufersal Deal, Shufersal Deal Extra, Shufersal Sheli, Shufersal, Yesh, Shufersal Express and Katif); (ii) Mega Retail Ltd. (which also includes Mega, MegaBool, Mega in the City and Zol B'Shefa); and (iii) Co-Op Israel (which also includes Co-Op Jerusalem, Mister Zol and Pashut Zol).The Company contracts with the supermarket chains in the organized market through the buyers in the head office of the supermarket chain, and then the Company receives orders from the supermarket chain's logistics center or directly from their stores. Merchandise is then delivered directly to each branch or to the supermarket’s chain distribution center.

The second group of customers above includes private supermarket chains, mini-markets, wholesalers, food manufacturers, institutional consumers, such as catering halls, hotels, hospitals, food service companies and food producers, governmental customers such as the Israeli Ministry of Defense, as well as customers in the Palestinian Authority.

The Company's sales by customer group for the years ended December 31, 2012 and 2011 are as follows:

	Percentage of Total Sales Year Ended December 31
Customer Groups	2012	2011
Supermarket chains in the organized market	33%	29%
Private supermarket chains, mini-markets, wholesalers, manufacturers, institutional consumers, governmental customers and customers in the Palestinian Authority	67%	71%
	100%	100%

The Company's largest customer (Shufersal Ltd., a supermarket chain in the organized market) accounted for 17% and 14% of the Company's sales in 2012 and 2011, respectively. The Company's second largest customer (Mega Retail Ltd. (Blue Square), a supermarket chain in the organized market) accounted for 15% and 12% of the Company's sales in 2012 and 2011, respectively.

The loss of these major customers would have a material adverse effect on the Company’s financial condition and results of operations. The Company is seeking to expand its operations in other areas so as to reduce its dependence on any single significant customer.

We agreed to pay the large supermarket retail chains in the organized market incentives to purchase our products, which are calculated as a fixed percentage of our annual sales to such customer. Other incentives include penetration discounts for sales of our new products, shelf stocking fees, limited discounts for opening of new branches that sell our products and payments for participation in our product advertisements. The above mentioned incentives vary among customers and are usually awarded as part of a written annual framework agreement.

These incentives are generally paid at the beginning of each year with respect to the previous year’s sales. These arrangements also generally include specific exclusions, such as direct or joint importing of products that are not considered for purposes of such incentives. Certain of these commitments are not evidenced in written agreements.

Our engagements with private sector customers are not subject to any exclusivity provisions or framework agreements, and they have no specific terms. Prior to any engagement with a potential private sector customer, we examine the financial stability of such potential customer and determine the extent of credit and period of time for which such credit will be granted.  Most private sector customers are required to deposit securities as collateral (personal and/or bank guarantees as well as post-dated checks). Some of the customers in this sector (mainly private supermarket chains and wholesalers) are also awarded incentives to purchase our products based on the increase in volume of sales in excess of agreed-upon amounts, or incentives calculated as a fixed percentage of the annual sales to such customer. Other incentives include penetration discounts for sales of our new products, shelf stocking fees, limited discounts for opening of new branches that sell our products and payments for participation in our product advertisements.

The average aggregate debit balance of the Company's customers with the Company in 2012 was NIS 66 million (USD 17.7 million) and the average time period within which our accounts receivable were paid was 87 days, in 2011 it was NIS 81.6 million (USD 21.9 million) and the average time period within which our accounts receivable were paid was 87 days and in 2010 it was NIS 87.9 million (USD 23.5 million) and the average time period within which our accounts receivable were paid was 90 days.

In the event that a customer in the private sector does not respect its financial commitments, the Company may elect to foreclose on the collateral or the promissory note given by such customer. Since 2008, the Company has made no significant use of this foreclosure power. The Company strives to minimize its credit risks by constantly reviewing the credit it extends to customers versus the security it receives. As a result, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so.

In July 13, 2005, Club Market Marketing Chains Ltd., one of the three largest food chains in Israel, owner of 114 stores and a significant customer of the Company, encountered major financial difficulties, announcing that it could not pay its debts to its creditors. The District Court of Tel Aviv accepted Club Market's petition for a stay of procedures against it and appointed receivers for Club Market. The Company submitted a claim of debt with the receivers with respect to Club Market's debt to the Company, amounting to NIS 6.5 million (USD 1.7 million), including VAT (NIS 5.5 million net of VAT (USD 1.5 million), as of July 13, 2005. As of the date of this Annual Report, the Company has received approximately NIS 2.8 million (USD 0.74 million). In view of our claim and the ratification of a creditors' arrangement by the court on December 12, 2005, the Company is not expecting to receive additional sums on the remaining debt.

The Company's bad debt expenses for the years ended December 31, 2012, 2011 and 2010 were to NIS (11) thousand (USD (3) thousand), NIS 109 thousand (USD 28 thousand) and NIS 233 thousand (USD 61 thousand), respectively.

Distribution, Marketing and Sales

The Company principally distributes and markets its products on its own. The Company markets its products via internal sales agents, though in cases of sales of certain products to clients situated in different areas of Israel, the Company distributes products through external distributors, with whom it does not have exclusivity agreements, which transport the Company's products to its customers,.

The Company generally has no written agreements with its customers, nor are its arrangements with its customers on an exclusive or binding basis. The Company generally extends its customers approximately 60-90 days credit beginning at the end of the month in which the sale took place. The supermarket chains in the organized market generally effect payment by wire transfers or cash payments on the due date, while other customers are generally required to provide post-dated promissory notes at least one month prior to the date of the expected payment. The Company does not require the supermarket chains in the organized market to provide any kind of security for payments; however, other customers may be required to provide security, including personal guarantees.

Sales are made by the placement of customers’ orders (except for part of the dairy and dairy substitute products), which are directed to the Company’s regional office and placed by the sales personnel or directly by the customers. Orders are delivered by the Company’s transport network (including 11 refrigeration trucks, three regular trucks and eight combined trucks) and by independent transporters. In certain cases, the Company transports products directly from port to customers, utilizing the services of independent transporters. In some instances, the Company transfers the merchandise to the logistics centers of the supermarket chains, and the supermarket chains themselves are responsible for the distribution of the merchandise to their chain stores for a commission charged to the Company.

The sale of part of the dairy and dairy substitute products is performed by “van sale” sales agents using small terminals. The sales agents supply these products immediately from the stock of products in the refrigeration trucks in which they travel.

Some of the marketing and distribution to institutional clients in the private sector (such as hotels, police, prisons, the Ministry of Defense and "kibbutz" collective settlements) is done by winning tenders, direct distribution or by wholesalers.

With imported products, the Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 60 days. Occasionally, the Company may take advantage of low priced merchandise and purchase larger amounts than usual of a product with long shelf life. In those cases, the inventory may be sufficient to meet market requirements for more than 90 days. Products ordered by customers in full container loads are generally forwarded directly to the customers’ facilities without being stored in the Company’s facilities. The Company does not regularly maintain a significant backlog of orders from customers; orders received by customers are generally filled within one week. The Company’s inventory as of December 31, 2012 amounted to NIS 49.3 million (USD 13.2 million) compared with NIS 32.6 million (USD 8.73 million) as of December 31, 2011.

The Company also participates in various sales campaigns within the supermarket chains that are intended to stimulate sales volume. Among such campaigns are food festivals initiated by the supermarket chains and certain importers, including the Company, in which the import and marketing of products from a specific country or region are celebrated and promoted. Such festivals typically involve increased display space as well as enhanced promotional activities, both with respect to the festival itself and the products. Such activities are sponsored by the supermarkets in collaboration with the importers participating in the festival. Within the framework of these festivals, the Company imports a wide variety of products which include pastries, vegetables, jams, cheese, fish, and dairy products, as well as other food products typical to the culture and/or cuisine of such festival.

The Company maintains close contact with its consumers in an effort to be attentive to market needs, market trends, and demand for certain products in various markets. The Company also regularly gathers information on new products manufactured world-wide, including by attending food exhibitions and maintaining close relations with manufacturers and suppliers world-wide.

The Company is responsible for the products it markets in Israel under the Israeli Law of Defective Products, 1980, and it has also purchased an insurance policy for product liability.

Seasonality

Each year as the Passover and Rosh Hashana holidays approach, the Company usually increases its inventories in order to provide a fast response to the market's demand.  Usually there is an increase in the Company’s sales prior to the Rosh Hashanah holiday (celebrated in September-October) and the Pesach (Passover) holiday (celebrated in March-April). Despite the impact of the holiday season on the Company’s activities, the Company’s quarterly sales are not materially affected as a result of these holiday seasons.

Competition

The food distribution business in Israel is highly competitive with respect to imported, as well as locally manufactured, food products. The Company believes that it presently faces direct competition both from local manufacturers, as well as from a number of importers of food products. The food market in Israel is very price sensitive.

For each of the categories of products distributed by the Company, there exists competition by dozens of local manufacturers as well as from other importers. The barriers to entry in the food market are low, and new potential competitors are constantly joining the market. The Company believes that it may also face competition from potential new-comers to the food business, as well as from existing importers and/or manufacturers currently not offering in the same lines of products as the Company.

For example, certain of the products imported by the Company, such as canned fish, corn flakes, edible oils, certain pickles, olives, pasta, cereal, sweet pastry and crackers and certain dairy products, are also produced by local manufacturers in Israel. Local producers are not subject to the financial risks of importing food products or to governmental policies regarding taxation of imported food products to which the Company is subject.

To the Company's knowledge, several of its competitors (Shemen, Taaman and Solbar with respect to edible oils, Fodor (Starkist and Yona), Posidon and Williger of the Neto Group, Filtuna, the new Vita Pri HaGalil and Shastowits with respect to fish products, the new Vita Pri HaGalil, Yachin-Zan laKol, Williger of the Neto Group, Alaska and Johnson with respect to canned vegetable and canned fruit products, Osem, Barila, the new Vita Pri HaGalil, Williger of the Neto Group and Tomer with respect to pasta products, Tnuva, Tara, Strauss, Seyman, Gad Dairy and Meshek Zuriel with respect to dairy and dairy substitute products, for example) are substantially more established, have greater market recognition and have greater financial, marketing, human and other resources than those of the Company. If any of the Company’s major competitors materially reduces prices, the Company would experience significantly more competitive pressure and a decrease in profitability. The Company cannot predict whether it could successfully compete with these pressures and, if it were unable to do so, the Company’s business would be adversely impacted.

The Company's management does not have precise information regarding the extent of the import of food products to Israel. However, it believes the Company is currently one of the leading companies in Israel in its line of products.

The Company endeavors to compete by reacting to the availability of competitor products, their prices, offers for performing transactions and business opportunities while diversifying sources of supply and setting product prices according to changing market conditions.

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

 The Company also markets cheeses and cheese substitute for pizza under the trademark "Pizza Top" which was registered in Israel in September 2002. On February 16, 2006, the Company entered into an agreement with Gold Frost under which the Company assigned to Gold Frost all its rights, title and interest in the trademark "Pizza Top".

The Company also markets certain products under the trademark "Gold Food", which was registered in Israel in November 2002 for different uses in the food industry.

The Company also markets breakfast cereals under the trademark "Bubles," which was registered in Israel in December 2006, markets snacks under the trademark "Krisponim," which was registered in Israel in January 2007, markets frozen edamame soybeans under the trademark "Manchow," which was registered in Israel in June 2007, and markets the trademark "Habulgaria," which was registered in Israel in February 2009.

The Company also markets sardines under the trademark "Selective", which was registered in Israel in February 2009 for different uses in the food industry.

The Company also markets a line of products with kosher supervision by Badatz Edah HaChareidis under the trademark "Tifeeret", which was registered in Israel in September 2010 for different uses in the food industry.

The Company also markets pasta and sauces under the trademark "Donna Rozza," which was registered in Israel in August 2005 for different uses in the food industry.

Other products marketed by the Company under their original brand name are “Completa”, "Raskas", "Del Monte", "Danesita", "Nobeleza Gaucha", "Hazer Baba", "Sera", "Daawat", "Zanetti", "Ferro", "Hahne", "Arla" and "Lurpak". The Company imports several products for the Shufersal chain under the brand name “Shufersal”. The Company also imports several products for the Co-Op Israel chain under the brand name “Kochav Habait”, and for Mega retail chain under the brand "Mega".

There can be no assurances as to the degree of protection registration of the Company’s trademarks will afford.

The Company also owns five trademarks which are not currently used.

The Company's investment in registering these trademarks was insignificant.

Government Regulation

The import, export, storage, distribution, manufacturing, marketing and labeling of food products is subject to extensive regulation and licensing by various Israeli government and municipal agencies, principally the Ministry of Health, the Ministry of Finance and the Ministry of Economy (formerly known as the Ministry of Industry, Trade and Labor). We are required to maintain our distribution processes, as well as the products imported and manufactured by us, in conformity with all applicable laws and regulations. Failure to comply with these applicable laws and regulations could subject us to civil sanctions, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on us. We believe that we comply in all material respects with the above-mentioned requirements. To the extent that the Company exports food products outside of Israel, we may be subject to quotas and other laws and regulations of the country to which we export which may limit our ability to sell certain of our food products into these countries.

In 1978, the Israeli government issued the free import decree, which exempts the import of most food products from the requirement to acquire a license. However, preliminary permits from the Ministry of Health or the Ministry of Agriculture are still required. These preliminary permits are granted based on laboratory analysis reports and other data.

Customs duties and charges are levied on a portion of the Company’s products imported into Israel. In addition, the Company is required to obtain import licenses for the import of certain food products from the Ministry of Economy (formerly known as the Ministry of Industry, Trade and Labor). The Company has also obtained the necessary authorization required by the Ministry of Health (Food Authority) for the import of all of its food products to Israel. The Company’s products are packaged by various manufacturers and suppliers abroad and labeled in Hebrew, English and, in certain cases, Arabic and Russian, according to the Company’s instructions and the requirements of the Israeli authorities. Since the beginning of the Company’s activities, the Company has been found to have mislabeled packages four times, as a result of which the Company was required to pay an immaterial amount of fines.

In June 2011 a national protest began against the rise of prices of dairy products in Israel. This protest stirred the dairy industry, and the government formed a committee to discuss the issue of non-competition in the Israeli dairy market. Accusations were made between dairy product manufacturers and the supermarket chains regarding responsibility for the increase in prices, but eventually prices of dairy products were reduced. In July 2011, the movement evolved from the dairy products protest to a tent city in Tel Aviv protesting the cost of housing, and a broad populist movement against the relatively high cost of living in Israel. As a result of a mass demonstration in the beginning of August 2011 gathering 300,000 demonstrators, or 4% of the Israeli population, the Israeli government announced the creation of a committee of experts and ministers leaded by Prof. Manuel Trajtenberg, former national economic adviser, to study the protesters' demands and to formulate a plan to deal with the burden on the middle class. In September 2011, the Trajtenberg committee submitted it recommendations on socioeconomic change and the Israeli cabinet approved them in October 2011. Among of the committee's recommendations was a proposal to lower certain customs duties on imported food products. As result of that, the Company and its subsidiaries received permits in late 2011 and in 2012 to import various hard chesses with reduced customs duties.

Most of the products which the Company imports and markets are approved as kosher by and/or under the supervision of various supervisory institutions including the Chief Rabbinate of Israel, Chug Chatam Sofer, Badatz Edeh HaChareidis, certain Jewish organizations administering Kashrut procedures and certifications (such as the Union of the Orthodox Jewish Congregation of America (OU), Badatz Igud Harabanim Manchester, OK, Circle K and Triangle K.) and rabbis of local Jewish congregations abroad. Such procedures include, in certain cases, personal supervision by a Kashrut supervisor sent by such institutions to the manufacturing facilities from which the Company purchases products, who is present at the plant during the processing of the product. Under Israeli law, the Company is required to ascertain that the kosher foodstuffs which it offers for sale bear kosher certification approved by certain authorities, such as the Chief Rabbinate of Israel, and also bear the name of the individual authorized to certify such product.  Not all products marketed by the Company have been so certified, although they do bear certain kosher certification from other certification bodies. The expenses for obtaining the kosher approval are relatively low.

C.	ORGANIZATIONAL STRUCTURE

The Company’s principal shareholder, Willi-Food, as of April 17, 2013, held approximately 58.17% of the Company’s outstanding share capital. The primary assets of Willi-Food are the Company’s ordinary shares. Willi-Food was established on November 27, 1992 and its securities have been traded on the Tel Aviv Stock Exchange since January 1993.

The Company, as of April 17, 2013, had seven active subsidiaries and one non-active subsidiary:

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

The offices of our active wholly owned subsidiaries are located in Yavne, Israel, at the offices of the Company.

Gold Frost

In May 2001, the Company acquired all the shares of Gold Frost in. Gold Frost, which was registered in 1977 in Israel, is engaged in designing, developing and distributing frozen and chilled food products. The Company purchased Gold Frost in order to take advantage of Gold Frost’s know-how in importing frozen and chilled products as well as of its well known brand name in the Israeli market. Gold Frost distributes over 100 products, usually packed for private consumers (in cans, jars, containers and plastic sealed and vacuumed packages), but also for institutional consumers and labeled in Hebrew, English, and in certain cases, Arabic and Russian. Gold Frost markets certain products under the trademarks “Gold Frost” and “Willi-Food” which are registered in Israel. Gold Frost is working towards broadening the variety of products that it develops and distributes. The mission of Gold Frost is to develop low fat, low cholesterol dairy chilled and frozen products aimed at the kosher and health conscious consumer market.

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

Gold Frost Cheeses World

In September 2011, Gold Frost established Gold Frost Cheeses World. Gold Frost occasionally imports certain products through this subsidiary, which then sells these products to the Company. Gold Frost Cheeses World has no assets, facilities or obligations, other than those amounts owed to suppliers overseas with respect to products purchased from them.

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

The Company's principal executive offices are situated at a logistics center in the northern industrial zone of Yavne, at 4 Nahal Harif St., Israel, 35 km south of Tel Aviv. In August 2005, the Company purchased the land on which its current logistics center is located from Titanic Food Ltd. ("Titanic”), a private Israeli company controlled by Messrs. Joseph Williger, the Company's President and a director, and Zwi Williger, the Company's Chairman of the Board, at the same price that it was purchased by Titanic. The logistics center is 8,600 square meters (approximately 77,400 square feet) and is located on a plot of 19,000 square meters (approximately 171,000 square feet). The current logistics center replaced the previous logistics center, located nearby, which the Company leased from Titanic. The new logistics center was financed mainly by the funds that were raised in a private placement in October 2006.

Before the transition to the current logistics center, the Company also utilized so-called "free" warehouse services, mainly in the area of the Ashdod seaport. The Company was charged only for storage per container (i.e., there was no charge for rental when containers were not stored there). The Company's expenses for usage of free warehouses services in the years 2012 and 2011 – NIS 234 thousand (USD 62 thousand) for the year ended December 31, 2012 and NIS 273 thousand (USD 73 thousand) for the year ended December 31, 2011. The expenses of these services for the year ended December 31, 2010 were NIS 805 thousand (USD 216 thousand).

As of December 31, 2012, the Company owned 11 refrigeration trucks (each with a capacity of 7.5 to 12 tons), three regular trucks (each with a capacity of 15 to 27 tons) and eight combined trucks (each with capacity of 15 to 18 tons).

Since January 22, 2008, the Company has been operating the Yavne facility under a municipal business license as required under Israeli applicable law. The license has been granted permanently.

The total investment in the new logistics center (including the land which the Company purchased from Titanic) until December 31, 2012 amounted to NIS 46,436 thousand (USD 12,439 thousand).

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and the related Notes thereto submitted in this Annual Report. The Company's financial statements as of December 31, 2012 and for the year then ended have been prepared in accordance with IFRS and interpretations issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles or U.S. GAAP. In accordance with the instructions of the Israeli Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS)”, which was published in July 2006, we adopted IFRS as issued by the IASB, with effect from January 1, 2008, based upon the guidance in IFRS 1, "First-time adoption of IFRSs", and have prepared our financial statements according to IFRS. Following our adoption of IFRS, as issued by the IASB, we are no longer required to reconcile our financial statements prepared in accordance with IFRS to U.S. GAAP.

The Company is engaged, directly and through its subsidiaries, in the design, import, marketing and distribution of a broad range of food products purchased from over 150 suppliers worldwide and marketed throughout Israel and abroad. The products imported by the Company are marketed in Israel and sold to approximately 1,500 customers, including supermarket chains, mini-markets, wholesalers, manufacturers and institutional consumers. The Company also sells its products outside Israel to a variety of customers world-wide.

The Company was incorporated in Israel in January 1994 and commenced operations in February 1994.

Since mid 2009, the Israeli market began to recover from the global economic recession that took place at the end of 2008 and in the beginning of 2009. Since then, there have been signs of improvement in some economic indicators (for example – raw commodity, consumption per person, commodity per person, etc.). In mid 2011, nationwide protests developed against the high cost of living in Israel, including the cost of dairy products. The outcome of this protest was a decrease in our sales and profit between mid-2011 to mid-2012.

The Company believes that it successfully coped with the global economic slowdown and the changes in the economic environment that affected the Company's local market as well as its customers. The Company also believes that the measures that it took, including expanding its product lineup, introducing new products, increasing sales of higher margin products and adjusting the sale prices of its products to consumers in accordance with product prices of the Company's suppliers, has positioned the Company for future growth.   The Company remains focused on maximizing long-term profitability, and believes that it will continue to benefit from a multi-channel approach and broad kosher product base that addresses a consumer trend toward more health-conscious food choices. The Company will continue to focus on controlling expenses and import costs to keep its prices competitive.

The U.S. remains a strategic region of interest for the Company. The Company's strategy is to leverage its global supplier relationships and expertise in product development and to capitalize on the growing demand for innovative kosher products for both kosher and health minded consumers in the U.S. The Company believes that the health benefits associated with a lack of animal fats in some of its dairy products (as a result of maintaining its kosher certifications) makes its products attractive to consumers looking for better tasting, low-cholesterol and low-fat alternatives.

For convenience purposes, the financial data for the years ended December 31, 2012, 2011 and 2010 has been translated into U.S. Dollars using the representative exchange rate. This rate as of December 31, 2012 was NIS 3.733 = USD 1.00.

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

 Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances. The main revenue of the Company is generated from the sale of goods that is recognized when all of the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;
•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the entity; and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Interest revenue

Interest revenue is accrued on a time basis by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

Dividend revenue

Dividend revenue from investments is recognized when the shareholder’s right to receive payment has been established.

Allowance for customer returns

In determining the accrual for customer returns, management considers past experience for each specific type of the product, as well as the Company's ability to utilize the product that is returned.

Allowance for rebates and other credits

Customer returns, rebates and other credits are deducted from revenues. Customer returns and rebates are part of the Company's normal course of business. The Company assesses the expected customer returns and rebates according to specific information in its possession and its past experience in similar cases. According to IAS 18, these provisions are reduced from the Company's revenues.

2.     Inventories

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

Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated cost necessary to make the sale.

  3.    Useful lives of property, plant and equipment

 The management of the Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period in order to determine the amount of depreciation expense to be recorded. The useful life of an asset is estimated at the time the asset is acquired based on historical experience, the expected usage, wear and tear of the asset. Changes in industry conditions may cause the estimated period of use or the value of these assets to change. We perform periodic reviews to confirm the appropriateness of estimated economic useful lives for each class of fixed assets. These factors could cause management to conclude that impairment indicators exist and require that impairment tests be performed, which could result in management determining that the value of long-lived assets is impaired, resulting in a write-down of the long-lived assets. For the two years ended December 31, 2012, no changes in assets useful lives were recorded.

  4.     Deferred taxes

 Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

 Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax

 Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority, and the Company intends to settle its current tax assets and liabilities on a net basis.

5. Severance pay

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

                A.       RESULTS OF OPERATIONS

The following table sets forth for the periods indicated, the correlation (in percentages) between items from the Company’s statements of operations to its total sales for such periods:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Revenues	100%	100%	100%
Cost of Sales	75.90%	76.66%	71.90%
Gross Profit	24.10%	23.34%	28.10%
Selling Expenses	10.09%	10.39%	11.46%
General and Administrative Expenses	5.83%	6.57%	6.57%
Other (Income)	(0.02)%	(0.09)%	(0.04)%
Operating profit	8.19%	6.46%	10.10%
Financial Income, Net	2.90%	0.44%	1.79%
Profit before taxes on income	11.09%	6.90%	11.89%
Taxes on income	2.71%	1.48%	2.58%
Profit from continuing operations	8.38%	5.43%	9.32%
Profit from discontinued operations	8.38%	1.58%	1.81%
Profit for the year	8.38%	7.00%	11.13%
Attributable to:
Owners of the Company	8.38%	6.92%	10.40%
Non-controlling interest	0%	0.08%	0.73%
Net Income	8.38	7.00%	11.13%

Year Ended December 31, 2012 Compared With Year Ended December 31, 2011

Revenues.  Revenues for fiscal 2012 increased by NIS 22,105 thousand (USD 5,922 thousand), or 8.4%, to NIS 286,509 thousand (USD 76,750 thousand) from NIS 264,404 thousand (USD 70,829 thousand) recorded in fiscal 2011.

The increase in revenues in fiscal 2012 compared to fiscal 2011 was primarily due to the introduction of new products in the third and fourth quarters of 2012, and increased awareness of the Company's products following increased sales and promotion activities initiated during 2012. In addition, the effect of the national protest against the high cost of living and the cost of food products, which started in the third quarter of 2011, lessened during the second half of 2012.

Cost of Sales.  Cost of sales for fiscal 2012 increased by 7.3% to NIS 217,468 thousand (USD 58,256 thousand), or 75.9% of revenues, from NIS 202,699 thousand (USD 54,229 thousand), or 76.7% of revenues recorded in fiscal 2011.

Although the Company is working to mitigate the effects of worldwide inflation in agricultural commodities and dairy products by working closely with suppliers to anticipate adverse price trends, building inventory and increasing prices to its customers, the local market did not accept all the price increases. In particular during the second half of 2011 and the first half of 2012, during national protest against the high cost of living, the Company's customers did not accept any price increases, causing an increase in the percentage of the costs from the revenues.

Gross Profit.  Gross profit for fiscal 2012 increased 11.9% to NIS 69,041 thousand (USD 18,495 thousand), or 24.1% of revenues, from NIS 61,705 thousand (USD 16,530 thousand), or 23.3% of revenues recorded in fiscal year 2011.

The increase in gross profit and gross margins in fiscal 2012 compared to fiscal 2011 was primary due to an introduction of new higher-margin products into the product lineup and increased sales of existing higher-margin products, while 2011 gross margins were affected by the national protest against the cost of food products that resulted in price reductions of certain products.

Selling Expenses.  Selling expenses for fiscal 2012 increased by 5.2% to NIS 29,915 thousand (USD 7,746 thousand), or 10.1% of revenues, from NIS 27,482 thousand (USD 7,362 thousand), or 10.4% of revenues recorded in fiscal 2011.

The increase in selling expenses was primarily due to the increase in fiscal 2012 revenues compared to fiscal 2011 revenues and was comprised of an increase of NIS 513 thousand (USD 137 thousands) in sales and promotion expenses activities in fiscal 2012 to NIS 4,287 thousand (USD 1,148 thousand) from NIS 3,774 thousand (USD 1,011 thousand) in fiscal 2011; an increase of NIS 655 thousand (USD 175 thousand) in salaries in fiscal 2012 to NIS 10,890 thousand (USD 2,917 thousand) from NIS 10,235 thousand (USD 2,742 thousand) recorded in fiscal 2011; and an increase of NIS 265 thousand (USD 71 thousand) in logistic and maintenance expenses in fiscal 2012 to NIS 13,738 thousand (USD 3,680 thousand) from NIS 13,473 thousand (USD 3,609 thousand) recorded in fiscal 2011.

General and Administrative Expenses. General and administrative expenses for fiscal 2012 decreased by 3.8% to NIS 16,715 thousand (USD 4,478 thousand), or 5.8% of revenues, from NIS 17,375 thousand (USD 4,654 thousand), or 6.6% of revenues recorded in fiscal 2011.

The decrease in general and administrative expenses was mainly attributed to a decrease of NIS 1,464 thousand (USD 392 thousand) in professional fee expenses in fiscal 2012, mainly legal expenses, to NIS 2,890 thousand (USD 774 thousand) recorded in fiscal 2012 from NIS 4,354 thousand (USD 1,166 thousand) recorded in fiscal 2011,offset by an increase of NIS 1,079 thousand (USD 289 thousand) in management profit-related bonuses expenses in fiscal 2012 to NIS 3,579 thousand (USD 959 thousand) recorded in fiscal 2012 from NIS 2,500 thousand (USD 670 thousand) recorded in fiscal 2011.

Other Income.  Other income for fiscal 2012 amounted to NIS 46 thousand (USD 12 thousand), compared to NIS 240 thousand (USD 64 thousand) recorded in fiscal 2011.

Other income for the both fiscal 2012 and fiscal 2011 mainly comprised of capital gains on sales of fixed assets such as used vehicles and trucks.

Operating Profit.  Operating profit for fiscal 2012 increased by NIS 6,369 thousand (USD 1,706 thousand), or by 37.3%, to NIS 23,457 thousand (USD 6,284 thousand), or 8.2% of revenues, from NIS 17,088 thousand (USD 4,578 thousand), or 6.5% of revenues recorded in fiscal 2011.

Financing Income (Expenses), Net.  Financing income, net, for fiscal 2012 increased by 611.7% to NIS 8,306 thousand (USD 2,225 thousand) compared to NIS 1,167 thousand (USD 313 thousand), recorded in fiscal 2011.

Financing income for fiscal 2012 primarily included a gain from marketable securities of NIS 4,034 thousand (USD 1,081 thousand) compared to a loss from marketable securities of NIS 4,034 thousand (USD 1,081 thousand) recorded in fiscal 2011, and interest income from short-term deposits and from marketable debentures held for trading of NIS 2,668 thousand (USD 715 thousand) recorded in fiscal 2012 compared to NIS 3,466 thousand (USD 928 thousand) recorded in fiscal 2011.

Financing expenses for fiscal 2012 primarily included bank fees of NIS 363 thousand (USD 97 thousand) compared to NIS 417 thousand (USD 112 thousand) recorded in fiscal 2011,net of gain on derivatives and foreign currency differences of NIS 134 thousand (USD 36 thousand) recorded in fiscal 2011.

Profit before taxes on income.  Profit before taxes on income for fiscal 2012 increased by NIS 13,508 thousand (USD 3,619 thousand), or by 74.0%, to NIS 31,763 thousand (USD 8,509 thousand) from NIS 18,255 thousand (USD 4,890 thousand) recorded in fiscal 2011.

Taxes on Income.  Taxes on income for fiscal 2012 increased by 98.6% to NIS 7,757 thousand (USD 2,078 thousand) from NIS 3,906 thousand (USD 1,046 thousand recorded in fiscal 2011.

The increase in taxes on income in fiscal 2012 compared to fiscal 2011 was attributable to an increase in income before taxes and to an increase in Israeli corporate tax from 24% in fiscal 2011 to 25% in fiscal 2012. The tax on the capital gain resulted from the sale of the Company's holding in Shamir Salads in December 2011 is included in the Profit from discontinued operations for fiscal 2011.

Profit from continuing operations.  Profit from continuing operations for fiscal 2012 increased by NIS 9,657 thousand (USD 2,587 thousand), or 67.3%, to NIS 24,006 thousand (USD 6,431 thousand), or 8.4% of revenues, from NIS 14,349 thousand (USD 3,844 thousand), or 5.43% of revenues, recorded in fiscal 2011.

Profit from discontinued operations.  Profit from discontinued operations was not recorded in fiscal 2012 compared to NIS 4,172 thousand (USD 1,118 thousand) recorded in fiscal2011.

The profit from discontinued operations in fiscal 2011 included the profit of the manufacturing segment (Shamir Salads) in fiscal 2011 in the amount of NIS 293 thousand (USD 78 thousand) and the net capital gain resulting from the sale of the Company's holdings in Shamir Salads in the amount of NIS 3,879 thousand (USD 1,039 thousand).This net capital gain consisted of NIS 13,500 thousand (USD 3,616 thousand) - the amount that was paid for the Company's holdings in Shamir Salads - less the book value of the Company's holding in Shamir Salads at the amount of NIS 7,809 thousand (USD 2,092 thousand) that included NIS 1,900 thousand (USD 509 thousand) of goodwill that was recognized in the PPA, less capital gains tax in the amount of NIS 1,811 thousand (USD 485 thousand).

Profit for the year.  Profit for fiscal 2012 increased by 29.6% or NIS 5,485 thousand (USD 1,469 thousand), to NIS 24,006 thousand (USD 6,431 thousand), or 8.4% of revenues, from NIS 18,521 thousand (USD 4,961 thousand), or 7.00% of revenues, recorded in fiscal 2011.

Net income attributable to the owners of the Company.  Net income attributable to the owners of the Company for fiscal 2012 increased by 31.1%, or NIS 5,695 thousand (USD 1,526 thousand), to NIS 24,006 thousand (USD 6,431 thousand), or NIS 1.85 (USD 0.50) per share, compared to NIS 18,311 thousand (USD 4,905 thousand), or NIS 1.35 (USD 0.36) per share recorded in fiscal 2011.

Year Ended December 31, 2011 Compared With Year Ended December 31, 2010

Revenues.  Revenues for fiscal 2011 decreased by NIS 6,739 thousand (USD 1,805 thousand), or 2.5%, to NIS 264,404 thousand (USD 70,829 thousand) from NIS 271,143 thousand (USD 72,634 thousand) recorded in fiscal 2010.

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

Cost of Sales.  Cost of sales for fiscal 2011 increased 4.0% to NIS 202,699 thousand (USD 54,299 thousand), or 76.7% of revenues, from NIS 194,957 thousand (USD 52,225 thousand), or 71.9% of revenues recorded in fiscal 2010.

Although the Company was working to mitigate the effects of worldwide inflation in agricultural commodities and dairy products by working closely with suppliers to anticipate adverse price trends, building inventory and increasing prices to its customers, the local market did not accept all the price increases, and in particular during the second half of 2011 at the time of the national protest against the high cost of living when the Company's customers did not accept any price increases, causing the increase in the percentage of the costs from the revenues.

Gross Profit.  Gross profit for fiscal 2011 decreased 19.0% to NIS 61,705 thousand (USD 16,530 thousand), or 23.3% of revenues, from NIS 76,186 thousand (USD 20,409 thousand), or 28.1% of revenues recorded in fiscal year 2010.

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

Selling Expenses.   Selling expenses for fiscal 2011 decreased 11.6% to NIS 27,482 thousand (USD 7,362 thousand), or 10.4% of revenues, from NIS 31,077 thousand (USD 8,325 thousand), or 11.5% of revenues recorded in fiscal 2010.

The decrease in selling expenses was primarily due to a decrease of NIS 2,556 thousand (USD 685 thousand) in advertising and promotion expenses in fiscal 2011 to NIS 3,774 thousand (USD 1,011 thousand) from NIS 6,330 thousand (USD 1,696 thousand) recorded in fiscal 2010, mostly because of a one-time national media campaign that took place on 2010 and the decision of the Company to reduce advertising activity during the national protest in 2011,and streamlining processes in the Company's operations department, which caused a decrease in maintenance (mainly vehicle maintenance) of NIS 733 (USD 196 thousand) to NIS 5,032 thousand (USD 1,348 thousand) recorded in fiscal 2011 from NIS 5,765 thousand (USD 1,544 thousand) recorded in fiscal 2010.

General and Administrative Expenses.  General and administrative expenses for fiscal 2011 decreased 2.5% to NIS 17,375 thousand (USD 4,654 thousand), or 6.6% of revenues, from NIS 17,818 thousand (USD 4,773 thousand), or 6.6% of revenues recorded in fiscal 2010.

The decrease in general and administrative expenses was mainly attributed to a decrease of NIS 1,710 thousand (USD 458 thousand) in management profit-related bonuses expenses in fiscal 2011 to NIS 2,500 thousand (USD 670 thousand) recorded in fiscal 2011 from NIS 4,211 thousand (USD 1,128 thousand) recorded in fiscal 2010, offset by an increase of NIS 603 thousand (USD 162 thousand) in legal expenses  in fiscal 2011 mainly due to the Shamir Salads arbitration – expenses of NIS 3,303 thousand (USD 885 thousand) recorded in fiscal 2011 compared to expenses of NIS 2,700 thousand (USD 723 thousand) recorded in fiscal 2010.

Other Income.  Other income for fiscal 2011 amounted to NIS 240 thousand (USD 64 thousand), compared to NIS 96 thousand (USD 26 thousand) recorded in fiscal 2010.

Other income for the both fiscal 2011 and fiscal 2010 mainly comprised of capital gains on sales of fixed assets such as used vehicles and trucks.

Operating Profit.  Operating profit for fiscal 2011 decreased by NIS 10,299 thousand (USD 2,759 thousand), or by 37.6%, to NIS 17,088 thousand (USD 4,578 thousand), or 6.5% of revenues, from NIS 27,387 thousand (USD 7,336 thousand), or 10.1% of revenues recorded in fiscal 2010.

Financing Income (Expenses), Net.  Financing income, net, for fiscal 2011 decreased by 76.0% to NIS 1,167 thousand (USD 313 thousand) compared to NIS 4,865 thousand (USD 1,303 thousand), recorded in fiscal 2010.

Financing income for fiscal 2011 primarily included a loss from marketable securities of NIS 4,034 thousand (USD 1,081 thousand) compared to gains from marketable securities of NIS 3,300 thousand (USD 884 thousand) recorded in fiscal 2010, foreign currency differences of NIS 1,661 thousand (USD 445 thousand) in fiscal 2011 compared to NIS 299 thousand (USD 80 thousand) recorded in fiscal 2010, and changes in value of debentures held for trading of NIS 1,933 thousand (USD 518 thousand) recorded in fiscal 2011 compared to NIS 402 thousand (USD 108 thousand) recorded in fiscal 2010.

Financing expenses for fiscal 2011 primarily included gains from foreign currency differences of NIS 90 thousand (USD 24 thousand) compared to loss from foreign currency differences of NIS 98 thousand (USD 26 thousand) recorded in fiscal 2010, also realized gain on derivatives of NIS 44 thousand (USD 12thousand) recorded in fiscal 2011 compared to expenses from realized loss on derivatives of NIS 44 thousand (USD 12 thousand) recorded in fiscal 2010.

Profit before taxes on income.  Profit before taxes on income for fiscal 2011 decreased by NIS 13,997 thousand (USD 3,750 thousand), or by 43.4%, to NIS 18,255 thousand (USD 4,890 thousand) from NIS 32,252 thousand (USD 8,640 thousand) recorded in fiscal 2010.

Taxes on Income.  Taxes on income for fiscal 2011 decreased by 44.1% to NIS 3,906 thousand (USD 1,046 thousand) from NIS 6,995 thousand (USD 1,874 thousand recorded in fiscal 2010.

The decrease in taxes on income in fiscal 2011 compared to fiscal 2010 was attributable to a decrease in income before taxes and to a decrease in Israeli corporate tax from 25% in fiscal 2010 to 24% in fiscal 2011. The tax on the capital gain resulted from the sale of the Company's holding in Shamir Salads in December 2011 is included in the Profit from discontinued operations for fiscal 2011.

Profit from continuing operations.  Profit from continuing operations for fiscal 2011 decreased by NIS 10,908 thousand (USD 2,922 thousand), or 43.2%, to NIS 14,349 thousand (USD 3,844 thousand), or 5.43% of revenues, from NIS 25,257 thousand (USD 7,766 thousand), or 9.3% of revenues, recorded in fiscal 2010.

Profit from discontinued operations.  Profit from discontinued operations for fiscal 2011 was NIS 4,172 thousand (USD 1,118 thousand), compared to NIS 4,900 thousand (USD 1,313 thousand) recorded in fiscal 2010.

The profit from discontinued operations in fiscal 2011 included the profit of the manufacturing segment (Shamir Salads) in fiscal 2011 in the amount of NIS 293 thousand (USD 78 thousand) and the net capital gain resulting from the sale of the Company's holdings in Shamir Salads in the amount of NIS 3,879 thousand (USD 1,039 thousand). This net capital gain consisted of NIS 13,500 thousand (USD 3,616 thousand) - the amount that was paid for the Company's holdings in Shamir Salads - less the book value of the Company's holding in Shamir Salads at the amount of NIS 7,809 thousand (USD 2,092 thousand) that included NIS 1,900 thousand (USD 509 thousand) of goodwill that was recognized in the PPA, less capital gains tax in the amount of NIS 1,811 thousand (USD 485 thousand). The profit from discontinued operations in fiscal 2010 included a profit of NIS 830 thousand (USD 222 thousand) from the Company's export segment that was comprised of Baron, Kirkby and WF (Laish) and a profit of NIS 4,070 thousand (USD 1,090 thousand) from the Company's manufacturing segment that was comprised of Shamir Salads.

Profit for the year.  Profit for fiscal 2011 decreased by 38.6% or NIS 11,636 thousand (USD 3,117 thousand), to NIS 18,521 thousand (USD 4,961 thousand), or 7.0% of revenues, from NIS 30,157 thousand (USD 8,078 thousand), or 11.1% of revenues, recorded in fiscal 2010.

Net income attributable to the owners of the Company.  Net income attributable to the owners of the Company for fiscal 2011 decreased by 35.0%, or NIS 9,866 thousand (USD 2,643 thousand), to NIS 18,311 thousand (USD 4,905 thousand), or NIS 1.35 (USD 0.36) per share, compared to NIS 28,177 thousand (USD 7,548 thousand), or NIS 2.18 (USD 0.58) per share recorded in fiscal 2010.

B.	LIQUIDITY AND CAPITAL RESOURCES.

The Company’s operations are funded mainly through equity and cash flows from operating activities. The Company’s bank indebtedness is secured by certain liens on its share capital, goodwill and certain other assets. In general, the Company and its subsidiaries do not utilize bank indebtedness.

For fiscal 2012, cash and cash equivalents, net of short-term bank debt, increased from NIS 34.7 million (USD 9.3 million) as of December 31, 2011 to NIS 47.6 million (USD 12.8 million) as of December 31, 2012.

 During fiscal 2012, marketable securities decreased to NIS 158.8 million (USD 42.5 million) from NIS 163.4 million (USD 43.8 million) as of December 31, 2011.

Cash flow from operating activities

For fiscal 2012, the Company generated a negative cash flow from continuing operating activities of NIS 7.1 million (USD 1.9 million), compared to positive cash flow of NIS 30.9 million (USD 8.3 million) in fiscal 2011, primarily as a result of an increase of inventory net of payables and other current liabilities of approximately NIS 14.6 million (USD 3.9 million).

For fiscal 2011, the Company generated a positive cash flow from continuing operating activities of NIS 30.9 million (USD 8.3 million), compared to positive cash flow from continuing operating activities of NIS 15.5 million (USD 4.2 million) in fiscal 2010, primarily as a result of an increase of other payables and other current liabilities of NIS 4.2 million (USD 1.1 million), a decrease of trade receivable and other receivables of NIS 3.6 million (USD 1 million) and a decrease of inventory of NIS 1.7 million (USD 0.5 million).

Cash flow from investing activities

During fiscal 2012, the Company generated cash flow of NIS 7.3 million (USD 2 million) from continuing investing activities, compared to NIS 100.9 million (USD 27.0 million) utilized in fiscal 2011, primarily due to the sale of marketable securities, net, in the total amount of NIS 8.7 million (USD 2.3 million).

During fiscal 2011, the Company utilized cash flow of NIS 100.9 million (USD 27.0 million) for continuing investing activities, compared to NIS 57.9 million (USD 15.5 million) in fiscal 2010, primarily due to the purchase of marketable securities, net, in the total amount of NIS 99.6 million (USD 26.7 million).

Cash flow from financing activities

During fiscal 2012, the Company generated cash flow of NIS 9.2 million (USD 2.5 million) for continuing financing activities, mainly short-term debts from banks.

During fiscal 2011, the Company utilized cash flow of NIS 100.1 million (USD 27.0 million) for continuing financing activities manly to invest in treasury stock.

Cash requirements

The Company’s cash requirements, net, during the years ended December 31, 2012 and 2011 were met primarily through its working capital. As of December 31, 2012, the Company had working capital of NIS 292.6 million (USD 78.4 million) compared to working capital of NIS 267.2 million (USD 71.6 million) as of December 31, 2011. The Company believes that its working capital is sufficient for the Company's present requirements.

Trade receivables

The Company’s trade receivables balance as of December 31, 2012 was NIS 71.3 million (USD 19.1 million), compared to the trade receivables balance as of December 31, 2011 in the amount of NIS 57.6 million (USD 15.4 million). The average time period within which our accounts receivable were paid was 66 days in 2012, compared to 87 days in 2011.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The representative rate of the U.S. Dollar was NIS 3.733 on December 31, 2012, compared to NIS 3.821 on December 31, 2011, NIS 3.549 on December 31, 2010, NIS 3.775 on December 31, 2009 and NIS 3.802 on December 31, 2008. As of April 17, 2013, the representative rate of the U.S. Dollar was NIS 3.624.

The annual rates of inflation in Israel during the years ended December 31, 2008, 2009, 2010,  2011 and 2012 were approximately 3.8%, 3.9%, 2.8%  2.2% and 1.6%, respectively, while during such periods the revaluation (devaluation) of the NIS against the U.S. Dollar was approximately 1.1%, 0.7%, 6.0%,  (7.7%) and 2.3% respectively. During each of the years ended December 31, 2008, 2009 and 2010 the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. Dollar.

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

Guarantees and Pledges

Principally in connection with letters of credit issued to the Company, the Company has issued a debenture to each of Bank Leumi Le’Israel Ltd., Bank Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. The Company has pledged all of its assets (including its outstanding share capital and goodwill of the Company) in favor of Bank Leumi Le’Israel Ltd., Bank Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company’s suppliers.  Bank Leumi Le’Israel Ltd., Bank Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. have agreed among them that the pledges subject to such debentures will rank pari passu. The outstanding amount of such letters of credit as of December 31, 2012 was approximately NIS 13,880 thousand (USD 3,718 thousand).

The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary, W.F.D., to Bank Mizrahi Tefahot Ltd. As of December 31, 2012, W.F.D. had no obligations to Bank Mizrahi Tefahot Ltd.

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

Since the middle of 2009, the Israeli market has begun to recover from the global economic recession that took place in the end of 2008 and in the beginning of 2009. According to the Israeli Central Bureau of Statistics, during 2010 there has been an increase in prices of basic products such as milk products, rice, wheat and corn. This increase in prices is explained by the increase in global demand for food and the transformation of allocation of agricultural land to production of energy substitutes instead of food. There are signs of improvement in some economic indicators (for example – raw commodity, consumption per person, commodity per person). The changes in the economic environment which affected our local market, as well as our customers, the strengthening of the New Israeli Shekel (NIS) compared to the U.S. dollar, and the measures we took to recover from the recession (including expanding our product lineup, introducing new products, and increased sales of higher margin products) led to an increase in our revenues and our gross margins in 2010.

In June 2011, a national protest began against the rise of prices of dairy products in Israel. This protest stirred the dairy industry, and the government formed a committee to discuss the issue of non-competition in the Israeli dairy market. Accusations were made between dairy product manufacturers and the supermarket chains regarding responsibility for the increase in prices, but eventually prices of dairy products were reduced. In July 2011, the movement evolved from the dairy products protest to a tent city in Tel Aviv protesting the cost of housing, and a broad populist movement against the relatively high cost of living in Israel. As a result of a mass demonstration in the beginning of August 2011 gathering 300,000 demonstrators, or 4% of the Israeli population, the Israeli government announced the creation of a committee of experts and ministers leaded by Prof. Manuel Trajtenberg, former national economic adviser, to study the protesters' demands and to formulate a plan to deal with the burden on the middle class. In September 2011, the Trajtenberg committee submitted it recommendations on socioeconomic change and the Israeli cabinet approved them in October 2011. Among the committee's recommendations was a proposal to increase corporate taxes and to lower certain customs duties on imported food products. As result of the committee's recommendations, the Company and its subsidiaries received permits in late 2011 to import various hard chesses with reduced customs duties. The above national protest, as well as continued economic uncertainty, caused the Israeli consumer to reduce its consumption of dairy products and to demand lower prices, which resulted in decreasing the Company's revenues and profits in the second half of fiscal 2011. During 2012, the impact of the national protest movement was minimized; however, evidence of such protest remains in the food retail market. Were the protests to continue or intensify, they could negatively impact the financial results of the Company due to consumer pressure on the Company via its major clients to reduce prices. In order to mitigate such effects, the Company is exploring a variety of strategies, such as introducing new products into the market.

The public protests also added greater urgency to a committee appointed in June 2011 by the Israel Industry, Trade and Labor Office and by the Minister of Finance to examine the level of competition and prices in the food and retail industry (the Kedmi Committee).  In November 2012, changes in Israeli law were proposed based on the Kedmi Committee recommendations in order to promote competition in the food industry and including, inter alia, restrictions on the growth of large supermarket chains, providing a regulator with authority to demand information regarding prices in the supply chain, restrictions on a manufacturer's ability to affect competition, control of the prices of certain product of major manufacturers, and other provisions regarding strengthening consumer power. In addition, the government decided in October 2012 to appoint special investigative teams to examine and recommend, inter alia, certain customs duties on imported food products, restriction on private label manufacturing for large food retail chains, lowering administrative barriers in retail marketing channels, and creating an expedited approval procedures to permit non-food retailers to sell food products.  At present, it is not possible to measure the degree of influence on our business that such changes may have if implemented.

The Company is also working towards increasing its sales to customers outside of Israel.

The Company's management is evaluating the financial stability of its customers by entering into agreements with companies for providing business data, examining bank accounts, conducting inquiries, and following negative publicity regarding its customers or other signs indicating financial difficulties.

A published report from March 2012 ("The Specialty Food Market in North America" by the Agri-Food Trade Service) concluded that the North American kosher food market grew 15% year-over-year in the past 10 years, with roughly $200 billion in kosher certified food products sold annually and an active consumer base of 15 million. According to this report, kosher products are expected to grow in the future and become the largest ethnic food segment in the U.S. An increasing number of companies are seeking kosher certification, and the demand for kosher ingredients for these products is also rising. The demand for kosher products in the U.S. is not limited to the Jewish population. The majority of today's kosher consumers are non-Jewish religiously (i.e. observant consumers such as Muslims and 7th Day Adventists), consumers with specific dietary restrictions and health and safety-conscious consumers. We believe that an increasing number of mainstream consumers are concerned about the integrity of the food they eat for ethical or health reasons, this will provide growth opportunity for the kosher market. In addition to the increase in health-conscious consumers, we believe that other ethnic and religious groups contribute to the increase in the kosher food market since the dietary restrictions for certain other religious groups are met by kosher food.

OFF-BALANCE SHEET ARRANGEMENTS

Not applicable

E.	TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS

The following table of the Company’s material contractual obligations as of December 31, 2012 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands)

Open purchase orders	NIS 13,880	NIS 13,880	--	--	--
	(USD 3,718)	(USD 3,718)

Total	NIS 13,880	NIS 13,880	--	--	--
	(USD 3,718)	(USD 3,718)

F.	SAFE HARBOR

This Annual Report contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995).  When used in this report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, based on certain assumptions and information currently available to management, all of which are subject to certain risks and uncertainties including, among others:

●	changes affecting currency exchange rates, including the NIS/U.S. Dollar exchange rate;
●	payment default by, or loss of, one or more of our principal clients;
●	the loss of one or more of our key personnel;
●	termination of arrangements with our suppliers, and in particular Arla Foods amba;
●	increasing levels of competition in Israel and other markets in which we do business;
●	increase or decrease in global purchase prices of food products;
●	our inability to accurately predict consumption of our products;
●	our inability to anticipate changes in consumer preferences;
●	product liability claims and other litigation matters;
●	interruption to our storage facilities;
●	our insurance coverage may not be sufficient;
●	our operating results may be subject to variations from quarter to quarter;
●	our inability to successfully compete with nationally branded products;
●	our inability to protect our intellectual property rights;
●	our inability to meet the Nasdaq listing requirements;
●	significant concentration of our shares are held by one shareholder;
●	our management could lose a significant amount of its indirect ownership of our common stock through litigation;
●	we are controlled by and have business relations with Willi-Food and its management;
●	The price of our ordinary shares may be volatile;
●	all of our assets are pledged to creditors;
●	changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;
●	economic conditions in Israel;
●	changes in political, economic and military conditions in Israel, including, in particular, economic conditions in the Company’s core markets; and
●	our international operations may be adversely affected by risks associated with international business.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results of operations may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The directors, executive officers and key employees of the Company as of the date of this Annual Report are as follows:

Name	Age	Position with the Company
Zwi Williger	58	Chairman of the Board
Joseph Williger	56	President and Director
Ayelet Eliav (1)	43	External Director
Boaz Nissimov (1)	50	External Director
Haim Gertal (1)	76	Director
Gil Hochboim	43	Chief Executive Officer
Raviv Segal (2)	42	Chief Financial Officer

(1) (2)
Members of the Company’s Audit Committee
Mr. Segal became Chief Financial Officer in November 2012 following the departure of Mr. Baruch Shusel, who served in this capacity from December 2010 until September 2012.

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

The business experience of each of the Directors, executive officers and key employees of the Company is set forth below:

Zwi Williger has served as Chairman of the Company since January 1997, and from inception of the Company to January 1997 as a director and Manager of Marketing Development of the Company.  Mr. Williger served as Chief Operating Officer from January 1997 until September 2011. Mr. Williger has also served as a director of the Company’s subsidiaries: W.F.D. since November 1996, and Gold Frost since April 2001 until October 2011. In addition, Mr. Williger has served as a director of Willi-Food since December 1992 and as a director of Titanic since April 1990. Mr. Williger attended Fresno University in California. Zwi Williger is the brother of Joseph Williger, President and a director of the Company.

Joseph Williger has served as a Director of the Company since its inception in January 1994, and as President of the Company since September 2011 (when he ceased serving as Chief Executive Officer, a position he had held since the Company's inception in 1994). Mr. Williger was no longer able to continue to serve as Chief Executive Officer due to an amendment to the Israeli Companies Law which forbids a person or his immediate family member from serving as both a Chairman and a CEO unless approved by the Audit Committee and the Board of Directors and by the General Meeting of Shareholders by a special majority every three years.  At a special general meeting of shareholders held on May 17, 2012, shareholders approved the appointment of Mr. Williger as the Chief Executive Officer of the Company, jointly with his role as the President and a Director of the Company. However, pursuant to the Israeli Companies Law, his appointment as CEO is also subject to approval of the General Meeting of our controlling shareholder, Willi Food. To date, such approval has not been obtained. Mr. Williger has also served as the Chairman of the Company’s subsidiaries: W.F.D. and Gold Frost, since November 1996 and April 2001, respectively. Mr. Williger's brother, Zwi Williger, serves as the Company's Chairman of the Board of Directors of the Company. Mr. Williger has also served as a director and as chairman of the Board of Willi-Food, the controlling shareholder of the Company, since December 1992 and June 1994, respectively. Mr. Williger has served as Director of Titanic, a company he owns together with Mr. Zwi Williger, since April 1990. Mr. Williger attended Bar-Ilan University in Israel and Nortrige University in Los Angeles.

Ayelet Eliav has served as external director since May 17, 2012. Mrs. Eliav has been serving as Chief Executive Officer of AEL Ltd., an importer of name-brand shoes, since 2006. Between 2002 and 2006, Mrs. Eliav was the Manager and Chief Financial Officer of Globus International Packages and Transporting Ltd., which manufactures packaging materials and provides transportation services. Between 1999 and 2002, she was the Chief Financial Officer of Opticana, which sells optical products. During 1998, she was Manager and Chief Financial Officer of Future International Transporting Ltd., which provide international transportation services, and between 1993 to 1998 she was a senior tax inspector in the Income Tax Department in the Ministry of Finance. Mrs. Eliav is a certified public accountant (Israel). She holds a LLB from the Interdisciplinary Center in Herzliya, Israel, and she received her BA in Accounting and Business Management from the College of Management in Tel Aviv, Israel.

Boaz Nissimov has served as external director since August 30, 2012, when his nomination was approved at a General Meeting of Shareholders. Mr. Nissimov has been serving since 2006 as Director of Global Operations and Outsourcing Group Manager of Ness Technologies, a leading provider of Defense, HLS and Telecom solutions and systems.  Between 1999 and 2006, Mr. Nissimov was a SAP Group Manager in IBM Israel.  Between 1990 and 1999, he was the Operations Manager at Coca-Cola Israel.  Mr. Nissimov holds a MBA with specialization in finance from Bar Ilan University, Israel and BA in industrial engineer with specialization in information systems from Tel Aviv University, Israel.

Haim Gertal has served as a director of the Company since August 2010. Mr. Gertal is a member of the Audit Committee of the Company. From 1979 to 1999, Mr. Gertal  was the general manager of Hanetz Import & Export Ltd., a subsidiary of Shufersal Ltd., the biggest supermarket chain in Israel, and at the same time served as head of food importers committee at the Israeli chamber of commerce. From 1954 to 1979 he served in the IDF (inter alia as commander of a logistics center, after being trained in logistics system management, and retired as a colonel). Mr. Gertal received his degree in Economy, Political Science and Sociology (B.A.) from Bar-Ilan University, Israel.

Gil Hochboim, Chief Executive Officer, returned to the Company as Vice President in June 2007, with responsibility for mergers and acquisitions and general operations. In February 2012, Mr. Hochboim was appointed as Chief Executive Officer of the Company. Mr. Hochboim served as Chief Financial Officer of the Company between August 2000 and October 2006. Between March 1998 and August 2000, he served as deputy manager of Ha’menia Goods Transport Corp. Ltd., and between April 1995 and February 1998, as deputy comptroller of Dan Hotels Corp. Ltd. Mr. Hochboim is a certified public accountant (Israel). He received his BA in Accounting and Business Management from the College of Management, Tel Aviv, Israel.

Raviv Segal has served as Chief Financial Officer since November 2012. Prior to joining the Company, Mr. Segal served from November 2011 until October 2012 as Chief Financial Officer of BSP Biological Signal Processing Ltd., a medical device company traded on the Tel Aviv Stock Exchange. Prior to that, he served from May 2011 until November 2011 as Director of Finance of Mediamind, Inc., which provides global online campaign management and was traded on Nasdaq until it was delisted in July 2011 following a tender offer. Prior to that, from July 2009 until August 2010, he served as Chief Financial Officer of Exent Technologies Ltd., which provides online video games on demand. Prior to that, from July 2006 until July 2009, he served as Corporate  Controller of InSightec Technologies Ltd., a medical device company. Mr. Segal is a certified public accountant (Israel). He received a Bachelor of Business (B.B.) in Accounting from the College of Management – Academic Studies (COMAS).

B.	COMPENSATION

Compensation of Directors and Officers

The aggregate compensation paid by the Company to its directors and officers as a group for the fiscal year 2012 was approximately NIS 4.4 (USD 1.2 million), excluding bonuses in an aggregate amount of approximately NIS 3.5 million (USD 0.9 million) paid to Messrs. Zwi and Joseph Williger. These amounts include all contingent or deferred compensation payable to directors or officers during fiscal 2012. These amounts also include payments to non-executive directors in the aggregate amount of approximately NIS 132 thousand (USD 35 thousand) during fiscal 2012.

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

See also “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions”.

Management Service Agreements

As of June 1, 1998, the Company entered into management services agreements with companies controlled by each of Messrs. Zwi and Joseph Williger, respectively (collectively, the “Williger Management Companies”), pursuant to which Messrs. Zwi and Joseph Williger provide management services on behalf of the Williger Management Companies to the Company (the “Management Services Agreements”).

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

Each of the Management Services Agreements provides for monthly service fees equal to USD 24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company’s pre-tax consolidated annual profits, if such profits are equal to or less than NIS 3.0 million (approximately USD 0.8 million), or at a rate of 5% if such profits exceed such level. The Management Services Agreements further provide that benefits in general, including the social benefits of Messrs. Zwi or Joseph Williger, and income tax payments, national insurance payments and other payments due by employees with respect of their employment, are to be paid for at the sole expense of the Williger Management Companies. The Williger Management Companies undertook to indemnify the Company with respect to any claims against the Company with respect to employer/employee relations. In addition, each of the Management Services Agreements includes non-competition provisions for the duration of the Management Services Period as well as confidentiality provisions.

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

On March 16, 2008, the Management Services Agreements with Messrs. Zwi Williger and Joseph Williger were amended as follows:

(a) The current monthly services fees according to the Management Services Agreements will cease to be linked to the U.S. Dollar and will be translated to NIS 102,900 (excluding VAT) linked to changes in the Israeli CPI.

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

In August 2011, the Audit Committee and the Board of Directors of the Company unanimously approved the extension of the Management Services Agreements described above for three years from September 15, 2011 until September 14, 2014. The approval was granted subject to (i) the approval of the General Meeting of Shareholders by a special majority and (ii) the amendment of the Management Services Agreements to (A) provide that Mr. Zwi Williger would serve as active Chairman of the Board of Directors of the Company and no longer serve as Chief Operating Officer, and Mr. Joseph Williger would serve as President of the Company and no longer serve as Chief Executive Officer and (B) reduce from 36 months to 18 months the prior notice that the Company must provide to a Williger Management Company's in the event that the Company wishes to terminate the Management Service Agreement.  These amendments were approved by the Company’s shareholders in October 2011.

Employment Agreements

In June 2007, the Company entered into an employment agreement with Mr. Gil Hochboim, pursuant to which Mr. Hochboim agreed to serve as the Vice President of the Company. The agreement provides for a monthly salary and benefits customarily provided by the Company to its senior employees, including bonuses and the use of a vehicle or payments for his own vehicle expenses. In February 2012 Mr. Hochboim was appointed as the CEO of the Company. There was no change in Mr. Hochboim employment agreement.

In November 2012, the Company entered into an employment agreement with Mr. Raviv Segal, pursuant to which Mr. Segal agreed to serve as the Chief Financial Officer of the Company. The agreement provides for a monthly salary and benefits customarily provided by the Company to its senior employees, including bonuses and the use of a vehicle.

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

Audit Committee

Nasdaq Requirements

Our ordinary shares are listed for quotation on the Nasdaq Capital Market, and we are subject to the rules of the Nasdaq Capital Market applicable to listed companies.  Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Ayelet Eliav (Chair), Boaz Nissimov and Haim Gertal  qualify as independent directors under the Nasdaq requirements and are members of the Audit Committee. The role of the audit committee for Nasdaq purposes includes assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the Company's accounting, auditing and reporting practices.

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

The responsibilities of the audit committee under the Israeli Companies Law include, among others, identifying irregularities in the management of the company’s business, approving related party transactions as required by law, approving “actions” or “transactions” (as such terms are defined in the Israeli Companies Law), overseeing the business management practices of the Company in consultation with the Company’s internal auditor and independent auditors(and making recommendations to the Board to improve such practices) and approving transactions with affiliates.

Compensation Committee

Companies Law Requirements

Ayelet Eliav (Chair), Boaz Nissimov and Haim Gertal  are members of the Board’s Compensation Committee. All of our Compensation Committee members have been determined to be eligible to be members of a compensation committee in accordance with the recent amendments to the Companies Law.

Under recent amendments to the Companies Law, which provide for new procedures relating to the approval of the terms of office and employment of Office Holders of and the formulation of a compensation policy applicable to Israeli public companies, the compensation committee of a public company, such as the Company, is required to consist of at least three members and all of the external directors must be members of the committee (one of which to be appointed as the chairperson) and constitute the majority thereof. The remaining members must be directors who qualify to serve as members of the audit committee as defined in the Companies Law. In addition to its other roles, under the amendments to the Companies Law the compensation committee of a public company such as the Company is required:

1)
to recommend to the board of directors the compensation policy for the company's Office Holders to be adopted by the company and to recommend to the board of directors, once every three years, regarding any extension or modifications of the current compensation policy that had been approved for a period of more than three years;

2)	from time to time to recommend to the board of directors any updates required to the compensation policy and examine the implementation thereof;

3)
to determine, with respect to the company's Office Holders, whether to approve their terms of office and employment in situations that require the approval of the compensation committee in accordance with the Companies Law; and

4)	in certain situations described in the Companies Law, to determine whether to exempt the approval of terms of office of the CEO of the company from the requirement to obtain shareholder approval.

According to the amended Companies Law, terms of service and employment (including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment) of a public company’s Office Holders must be approved also by the board as a whole and, with respect to terms of service and employment of the CEO or a director, also by the company's shareholders in accordance with the majority requirements of the Companies Law.

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

External Directors under the Israeli Companies Law/Financial Experts

The Israeli Companies Law requires that the Company have at least two external directors on its Board of Directors. The election of an external director under the Israeli Companies Law must be approved by a general meeting of shareholders provided that either: (a) the majority of shares voted at the meeting, including at least a majority of the shares of non-controlling shareholders or who and must meet certain non-affiliation criteria as provided under Israeli law, voted at the meeting, vote in favor of such arrangement (not including abstentions) or (b) the total number of shares voted against such arrangement does not exceed two percent of the aggregate voting rights in the company.

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

An External Director is appointed for a period of three consecutive years and may be re-appointed for two additional three-year periods only, subject to certain conditions (including approval by shareholders at a general meeting) as provided under Israeli regulations. Under the Company’s Articles of Association, any committee of the Board of Directors to which the Board of Directors has delegated its powers in whole or in part must include at least one External Director. Under the Israeli Companies Law, the Audit Committee and the Compensation Committee must include all the External Directors.

The External Directors of the Company are Ms. Ayelet Eliav, who was determined by the Board to have “financial and accounting expertise” under the Israel Companies law, and Mr. Boaz Nissimov, who was determined by the Board to have “professional expertise” under the Israel Companies law.

Internal Auditor

Under the Israeli Companies Law, Israeli companies whose securities are publicly traded are also required to appoint an internal auditor, as recommended by the audit committee.  The role of the internal controller is to examine, inter alia, whether the Company’s actions comply with the law, integrity and orderly business procedures. Mr. Doron Yunisy has been the internal auditor of the Company since September 2010.

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

 On May 4, 2005, the Board of Directors and Audit Committee of the Company approved an exemption in advance to any Director or Officer from any liability to the Company attributed to damage or loss caused by breach of the Director’s or Officer’s duty of care owed to the Company, except for such breach of duty of care in distribution (as such term is defined in the Israeli Companies Law).  Also, the Board of Directors, the Audit Committee and shareholders approved an irrevocable indemnification of the Officers by the Company with respect to any liability or expense paid for by the Officer or that the Officer may be obligated to pay.

In accordance with the Companies Law, an agreement with a controlling shareholder, such as the Company's exemption and indemnification letter to its controlling shareholders, must be approved every three years by the Company’s Audit Committee or Compensation Committee (as the case may be), Board of Directors and by a special majority of the General Meeting of Shareholders. Messrs. Zwi Williger and Joseph Williger are deemed under the Israeli Companies Law to be the controlling shareholders of the Company. On October 6, 2011 following the unanimous approval of the Company's Audit Committee and Board of Directors, the General Meeting of Shareholders of the Company approved the extension of the exemption and indemnification letter for officers and directors of the Company who are controlling shareholders for three years, from November 15, 2011 until November 14, 2014.

Directors and officers liability insurance policy

In accordance with the Companies Law, an agreement with a controlling shareholder, such as the Company's directors and officers' liability insurance policy for its controlling shareholders, must be approved every three years by the Company’s Audit Committee or Compensation Committee (as the case may be), Board of Directors and by a special majority of the General Meeting of Shareholders. On August 30, 2011 the Board of Directors resolved, following the approval of the Audit Committee dated August 28, 2011, that the said directors and officers liability insurance policy of the Company for directors and officers who are controlling shareholders will be approved for a three years period in accordance with Article 1B(5) of the Israeli Companies Regulations (Relieves with respect to Transactions with interested Parties), 2000 (the “Reliefs Regulations”). Accordingly, if there is opposition as provided in Article 1C of the Reliefs Regulations, one or more shareholders who hold at least one percent of the issued capital or the voting rights in the company, is entitled to give notice of its opposition of this report. If opposition as provided in Article 1C(a) of the Reliefs regulations is submitted, the engagement shall require, in relation to application of the policy to directors and officers who are controlling shareholders, approval of the general meeting by a special majority laid down in section 275 of the Israeli Companies Law. It should be stated that no such notice of opposition was provided to the Company.

Approval of Related Party Transactions under the Israeli Companies Law

Office Holders

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined as a general manager, chief executive officer, executive vice president, vice president, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under "Item 6.A. Directors, Senior Management and Employees – Directors and Senior Management” is an office holder under the Companies Law.

Fiduciary duties. An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty requires the office holder to act in good faith and for the benefit of the company, and includes, among other things, the duty to avoid any conflict of interest between the office holder’s position in the company and his/her personal affairs. In addition, the duty of loyalty proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for him or herself or others. This duty also requires disclosure to the company of any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information pertaining to these actions.

Compensation. A recent amendment to the Companies Law requires that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. Similarly, the terms of service and engagement of any officer other than the CEO must receive the approval of the compensation committee and board of directors. However, shareholder approval is only required if the compensation of such officer other than the CEO is not in accordance with a new compensation policy the Company is required to adopt. The recent amendment to the Companies Law requires that no later than September, 2013 the board and shareholders (with approval by a special majority) adopt a compensation policy applicable to Company officers and directors. This compensation policy is required to take into account, among other things, providing proper incentives to directors and officers, taking into account the risk management of the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director. Under certain circumstances and subject to certain exceptions, the board of directors may approve the compensation policy even if not approved by the shareholders as described above, provided that the compensation committee and the board of directors determine, following an additional discussion and based on detailed reasons, that it is for the benefit of the company to adopt such compensation policy. Commencing as of December 2012, compensation terms of an Office Holder are to be approved in accordance with the principles set forth in such amendments to the Companies Law as if a compensation policy were already in force. In accordance with the Companies Law, as amended, the compensation policy must be re-approved every three years, in the manner described above. The board of directors is responsible for reviewing from time to time the compensation policy and determining whether or not there are any circumstances that require adjustments to the current compensation policy.

Disclosure of personal interest. The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest”, as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporate body in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from the fact that the office holder is also a shareholder in the company. "Personal interest" also includes (1) personal interest of a person who votes via a proxy for another person, even if the other person has no personal interest, and (2) personal interest of a person who gives a proxy to vote even if the person who votes on his or her behalf has no personal interest, regardless of whether the discretion of how to vote lies with the person voting or not.

The office holder must make the disclosure of his or her personal interest promptly and, in any event, no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction”. The Companies Law defines an extraordinary transaction as a transaction not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities, and defines a relative as a spouse, sibling, parent, grandparent, descendent, and spouse’s descendant, and includes a sibling, parent and spouse of any of the foregoing.

Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may not be approved if it is adverse to the company’s interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then in addition to any approval stipulated by the articles of association, approval of the Company’s Audit Committee or Compensation Committee (as the case may be) and Board of Directors, in that order, is required, and may also require special majority approval by shareholders. In accordance with the recent amendments to the Companies Law, approval by both the compensation committee and the board of directors is required for all arrangements regarding terms of service, including cash and equity based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment of an Office Holder. Except for certain specific exemptions under the Companies Law, matters referred to herein with respect to the CEO of a public company or a director of a company (including engagement with respect to employment terms of a director in a position other than as a director) also require shareholder approval.

With respect to the CEO of a public company, or with respect to a director who is a controlling shareholder, shareholder approval must be by a special majority vote. With respect to transactions described above with the CEO, the compensation committee may determine that such transaction does not require shareholders approval, provided that: (i) the CEO is considered to be "independent" based on criteria set forth in the Companies Law; (ii) the compensation committee determined, based on detailed reasons, that bringing the transaction to the approval of the shareholders may compromise the entering into the transaction; and (iii) the terms of the transaction are consistent with the company's compensation policy.

In order to be approved, the terms of employment of Office Holders of a public company must be consistent with the company's compensation policy. However, the compensation committee and the board of directors may, under special circumstances, approve terms of employment which are not in accordance with the company's compensation policy if:

1)
the compensation committee and the board of directors have taken into consideration the mandatory considerations and criteria which are specified in the Companies Law for a compensation policy and the respective employment terms include such mandatory considerations and criteria; and

2)	the company's shareholders approved such terms of employment, subject to a special majority requirement.

Notwithstanding the above, the compensation committee and the board of directors may approve terms of employment of Office Holders (other than CEO or directors) that are not in accordance with the company's compensation policy, even if the shareholders' do not approve such terms, provided that:

1)	both the compensation committee and the board of directors re-discussed the transaction and decided to approve it despite the shareholders' objection, based on detailed reasons; and

2)
the company is not a "Public Pyramid Held Company", which is a public company controlled by another public company (including by a company that only issued debentures to the public), which is also controlled by another public company (including a company that only issued debentures to the public) that has a controlling shareholder.

Under the Companies Law, as amended, changes of the terms of a current arrangement regarding service and employment terms of an Office Holder (other than a director) may require only the approval of the compensation committee if the compensation committee determines that such changes are not material.

A director who has a personal interest in a matter that is considered at a meeting of the board of directors, compensation committee or audit committee may not attend that meeting or vote on that matter. However, if the chairman of the board of directors or the chairman of the compensation committee or audit committee determines that the presence of an office holder with a personal interest is required for the presentation of a matter, such officer holder may be present at the meeting. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the board of directors, compensation committee or audit committee also has a personal interest in the matter. If a majority of the board of directors, compensation committee or audit committee has a personal interest in the transaction, shareholder approval also would be required.

Shareholders

The Companies Law imposes the same requirements regarding disclosure to the company of a personal interest, as described above, on a controlling shareholder of a public company that it imposes on an office holder. For these purposes, a controlling shareholder is any shareholder who has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Approval of the audit committee, board of directors and our shareholders, in that order, is required for:

•	extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; and

•
the terms of an engagement by the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company, regarding his or her terms of employment.

The shareholder approval must include the majority of shares voted at the meeting. In addition, either:

•
the majority of the shares of the voting shareholders who have no personal interest in the transaction must vote in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

•	the total shareholdings of those who have no personal interest in the transaction and who vote against the transaction must not represent more than 2% of the aggregate voting rights in the company.

Furthermore, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years, unless, with respect to transactions not involving the receipt of services or compensation, the audit committee or compensation committee (as the case may be) determines that a longer term is reasonable under the circumstances.

In accordance with the recent amendments to the Companies Law, approval by both the compensation committee and the board of directors is required for all arrangements regarding terms of service. Except for certain specific exemptions under the Companies Law, matters referred to herein with respect to the CEO of a public company or a director of a company (including engagement with respect to employment terms of a director in a position other than as a director) also require shareholder approval. With respect to the CEO of a public company, or with respect to a director who is a controlling shareholder, shareholder approval must be by a special majority vote, provided that either:

1)
such majority includes a majority of the total votes of shareholders who have no personal in the approval of the transaction and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or

2)	the total number of votes of shareholders mentioned above that vote the transaction do not represent more than 2% of the total voting rights in the company.

The Companies Law requires that every shareholder who participates in person, by proxy or by voting instrument in a vote regarding a transaction with a controlling shareholder must indicate either in advance or on the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

•	any amendment to the articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; or

•	approval of related party transactions that require shareholder approval.

A shareholder has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that he/she possesses the power to determine the outcome of a shareholder vote, and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty of fairness except to state that the remedies generally available for breach of contract would also apply in the event of a breach of the duty to act with fairness toward the company.

D.	EMPLOYEES

As of December 31, 2012, the Company, including its subsidiaries, employed a total of 120 persons (all of them are located in Israel), five of whom were in management, 20 of whom were in accounting and importing positions, 32 of whom were involved in the Company's sales and marketing departments and 63of whom were employed in logistics networks (warehousing and transportation). This compares with 111 employees (excluding Shamir Salads employees) as of December 31, 2011, five of whom were in management, 19 of whom were in accounting and importing positions, 30 of whom were involved in the Company's sales and marketing departments, and 57 of whom were employed in logistics networks (warehousing and transportation).

As of December 31, 2012, 10 additional employees (stewards and sales people) were engaged on an hourly basis. On December 31, 2011, the number was seven. Other employees were supplied by temporary manpower companies, on as needed bases.

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

A general practice in Israel, which is followed by the Company, is the maintenance of a pension plan to the benefit of its employees (the "Pension Plan"). Each month, both the Company and its employees allocate sums to the Pension Plan. Types of Pension Plans may vary, while a commonly used Pension Plan is known as “Manager's Insurance”. Pension Plans provide a combination of savings plan, insurance and severance pay benefits to participating employees. Some of the sums allocated monthly by the Company to the employees' Pension Plans are on account of severance pay to which the employees may be entitled, upon termination of employment. Each month the employee contributes an amount which equals to 5% to 6% of his insured salary, and the Company contributes an additional sum of between 10% to 15.83% to his insured salary. In addition, Israeli law generally requires payment of severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (which is similar, to some extent, to the United States Social Security Administration). The payments thereto amount to 6.95% to 18.50% of wages; the employee’s share being 3.5% to 12% (depending on the marginal level of wages) and the employer’s share being 3.45% to 6.50%.

E.	SHARE OWNERSHIP

For information regarding the share ownership of Directors and Officers of the Company see “Item 7. Major Shareholders and Related Party Transactions”.

Employee Share Option Plan

In January 2008, Willi-Food's Board of Directors adopted an employee stock incentive plan to grant stock options to acquire up to 100,000 of the Willi-Food's ordinary shares for the Company's employees. In August 2009, the plan was amended as follows: the number of the options that the Company was authorized to grant was increased to 200,000, the expiration dates of outstanding options were extended by six months, and the purchase price per share payable upon exercise of each option was determined to be NIS 11.5 (USD 3.05) subject to adjustments and not linked to the changes in the consumer price index (from NIS 19 linked to changes in the consumer price index). On August 4, 2009, 135,000 options were granted to employees, and the remaining 65,000 options were granted on June 29, 2011. There are currently no shares available for issuance under the plan.

The options granted vest in three equal annual installments commencing on the anniversary date of a grant, and will expire in three, four and five years after the grant, respectively.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth, as of April 17, 2013, the number of Ordinary Shares beneficially owned by (i) each shareholder, to the best knowledge of the Company and based on information received from the shareholders, to own more than 5% of the Ordinary Shares and (ii) all directors and officers as a group. The information presented in the table is based on 12,974,245 Ordinary Shares outstanding as of April 17, 2013.

Name and Address	Number of Ordinary Shares Beneficially Owned		Percentage of Ordinary Shares
Willi-Food (1)	7,547,318		58.17%
Joseph Williger (1)(2)	7,547,318	(2)	58.17%
Zwi Williger (1)(2)	8,051,725	(2)	62.06%
All directors and officers as a group (2 persons)	8,051,725	(2)	62.06%

(1)
Willi-Food’s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi-Food are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106 Israel. The business address of each of Messrs. Joseph Williger and Zwi Williger is c/o the Company, 4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106 Israel.

(2)	Includes 7,547,318 Ordinary Shares owned by Willi-Food. Messrs. Zwi Williger and Joseph Williger serve as directors and executive officers of Willi-Food and of the Company.

In August 2007, the Company announced the sale by Messrs. Zwi Williger and Joseph Williger of approximately 42% of the outstanding shares of Willi-Food to Mr. Arieh Bar Lev (Arcadi Gaydamak) ("Gaydamak").  On September 24, 2008, each of the Williger Management Companies exercised its call option rights on shares in Willi-Food and warrants (series 2) certificates to acquire shares in Willi-Food that were held by Gaydamak and were granted by Gaydamak to the Williger Management Companies as security for loans that each made to Gaydamak. As a result, Zwi Williger (through his management company Zwi W.& Co. Company Ltd.) acquired 2,059,539 additional shares of Willi-Food and 150,000 additional warrants (series 2) certificates of Willi-Food, and Joseph Williger (through his management company Yossi Willi Management & Investments Ltd.) acquired 2,059,538 additional shares of Willi-Food and 150,000 additional warrants (series 2) certificates of Willi-Food.

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

              All of the shareholders of the Company (including Willi-Food) have the same number of votes for each ordinary share held. Accordingly, the major shareholders of the Company, Willi-Food, do not have voting rights that are different from those of the Company’s other shareholders. The Company believes that 4,922,520 Ordinary Shares (approximately 37.94% of its outstanding Ordinary Shares) are held by persons who are not officers, directors or the owners of 10% of the Company's outstanding Ordinary Shares. As of April 17, 2013, there were 18 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record, including a part of the Company’s shares held by Willi-Food through brokers, represented as of April 17, 2013, approximately 73.74% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

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

The Company also agreed to provide Willi-Food with accounting and secretarial services. In consideration for the use of the Company’s facilities and such other services, Willi-Food agreed to pay the Company a monthly fee equal to NIS 6,487 (USD 1,790) plus VAT. This fee is payable quarterly and is linked to the Israeli CPI. The agreement is for an unlimited term, and is mutually terminable upon three months prior notice. The Company believes that the fees for these services and the terms of such agreement are no less favorable to it than could be obtained from an unaffiliated third party.

In light of the enactment of Amendment No. 16, an agreement with a controlling shareholder, such as the Company's service agreement with Willi-Food, must be approved every three years by the Audit Committee, Board of Directors and by a special majority of the General Meeting of Shareholders. Willi-Food is the parent company of the Company and is the controlling shareholder of the Company. On October 6, 2011 following the unanimous approval of the Company's Audit Committee and Board of Directors, the General Meeting of Shareholders of the Company approved the extension of the above service agreement, from November 15, 2011 until November 14, 2014.

As of April 1, 1997, the Company and Willi-Food entered into an agreement pertaining to the allocation of corporate opportunities which may arise from time to time.  The agreement provides that Willi-Food will make available and provide a right of first refusal to the Company with regard to any corporate opportunity offered to Willi-Food, which relates to the food business.

On March 31, 2003, the Board of Directors authorized Willi-Food to participate in the import license lottery of the Israeli Ministry of Economy (formerly known as the Ministry of Industry, Trade and Labor), provided that Willi-Food agreed that if it wins an import license it will: (i) coordinate with the Company the items of merchandise to be imported using the import license; and (ii) in consideration for the transfer of the merchandise that is imported using the import license, the Company will sell the merchandise, retaining  20% of the selling proceeds for itself and transferring the balance, if any, to Willi-Food. The Board of Directors determined that this arrangement is not an extraordinary transaction. In 2012, no amount was retained by the Company pursuant to this arrangement.

Sale Agreement with Willi-Food

At a General Meeting of Shareholders on August 30, 2012, a sale agreement was approved between the Company and Willi-Food in terms of which Willi-Food would purchase from the Company a variety of food products in order to sell the food products at its store in Israel, and at additional stores that Willi-Food may open in the future (the "Sale Agreement").

Pursuant to the Sale Agreement, Willi-Food agreed to purchase the food products from the Company at a price list to be determined and calculated based on the Company's aggregate cost plus an amount equal to 21% of the Company's aggregate cost. Payment for the food products is to be provided by Willi-Food to the Company within 75 days of supply. In consideration for advertising and branding the Company's brands, Willi-Food is entitled to a monthly credit of NIS 15,000 (USD 3,975) per store. Pursuant to the Sale Agreement, the Company has agreed to participate in discount sale promotions for certain food products performed by Willi Food twice a year (Passover and the “High Holidays”) in the total amount of NIS 50,000 (USD 13,252) per store for each discount sale promotion. The Company has no obligation to participate in any other discount sale promotions by Willi Food. The Company will make a one-time payment to Willi-Food for the store shelf and refrigerator space in the amount of NIS 120,000 (USD 31,805) per store. The Company will contribute to the expenses of Willi-Food for arranging the food products on the store shelves in an amount equal to 3% of the total monthly purchases made by Willi-Food and Willi-Food would be entitled to a year-end bonus equal to 5% of Willi Food's total yearly purchases from the Company. Willi Food would have full right to return all of the food products to the Company.

The Sale Agreement will be in effect for a period of three years commencing on July 24, 2012. Subject to any legal requirements, the Sale Agreement will automatically renew for additional 12 month periods, unless either party notifies the other of its intention to terminate the Sale Agreement.

C.	INTERESTS OF EXPERTS AND COUNSEL

               Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this report, beginning on page F-1.

Dividend Policy

On November 21, 2005, the Board of Directors of the Company declared a cash dividend of NIS 0.55 (USD 0.15) per share (or an aggregate of NIS 4,754 thousand (USD 1,274 thousand)) payable to its shareholders of record as of January 11, 2006. The cash dividend was paid on January 25, 2006.

Apart from the abovementioned, the Company has never declared or paid cash dividends on its ordinary shares. The Company may declare cash dividends in the future, depending on its financial and operational condition and on its expansion strategy.

Legal Proceedings

(1)
In September 2007, Thurgeman Construction Co. Ltd. ("Thurgeman") filed a claim against the Company in the District Court of Tel Aviv for the amount of NIS 4,450 thousand (plus VAT) (USD 1,192 thousand) regarding a dispute in connection with the construction of the Company's logistics center in Yavne (the "Project") pursuant to a contract between the parties, dated as of September 9, 2005.  Under the terms of the contract, Thurgeman was to serve as the operating contractor for the construction of the frame and the surrounding portions for the construction of the Project.

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

In December 2012, the court rendered judgment in the case. While accepting some of the Company's claims the court found the Company liable to Thurgeman for NIS 2.5 million (USD 0.7 million) in damages plus interest and Israeli CPI adjustments. This sum was paid by the Company in February 2013, and the financial statements include a provision for this amount in fixed assets.

(2)
On July 7, 2008, WF Kosher Food Distributors Ltd. ("WF") filed a lawsuit in the Supreme Court of the State of New York, County of New York, against Laish Israeli Food Ltd., Laish Dairy Ltd., 860 Nostrand Associates LLC., Arie Steiner, Eli Biran (WF's former CEO) and others. WF asserted claims of, inter alia, fraud, conversion and breach of contract. Certain of those defendants moved to dismiss the complaint based on the execution of a 2007 settlement agreement. That motion was denied in 2009. The matter was also stayed pending resolution of an arbitration with Mr. Biran. In addition, those defendants who initially moved to dismiss the complaint filed a later motion requesting that the Court reconsider its denial of their motion to dismiss based on recent decisions of New York’s Court of Appeals. Following such application, the Court dismissed those claims which were the subject of the settlement agreement.

On August 27, 2008, 860 Nostrand Associates LLC. filed a lawsuit against the Company  claiming that the Company is liable to it as a guarantor of an alleged lease between WF and 860 Nostrand Associates LLC. Damages are being sought in the amount of $735,000 plus interest and legal fees. The Company has disputed the validity of the lease and guarantee.

The two cases were consolidated for discovery and a joint trial. Discovery has been completed. We expect that the Court will set a trial date soon. At the current stage of the dispute, the Company's management and legal counsel cannot assess the chances of the parties.

(3)
 On September 22, 2008, a lawsuit was filed against the Company, WF and one of the Company's officers by several WF's Israeli vendors in the Tel Aviv-Jaffa Magistrates Court in the amount of NIS 1,350 thousand (USD 361 thousand), claiming nonpayment of WF for food products that they allegedly supplied to WF. A statement of defense was filed. The Company's management and legal counsel believe that the lawsuit against Company and the Company's officer are without merit, and they intend to vigorously defend against such claims. The total amount of the claim is included in WF's financial statements under trade payables item.

(4)
In December 2012, the Company and Gold Frost were served with three purported class action lawsuits alleging that it misled its customers by mislabeling some of the products that the Company imports. The lawsuits seek to represent any Israeli resident who bought those products during the last seven years. The plaintiffs appraise total group damages at approximately NIS 33 million (approximately USD 8.8 million). At this preliminary stage, the Company's management and legal counsel are not able to assess the chance of success of the claims.

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

The following table sets forth for the periods indicated the closing representative high and low bid quotations of our ordinary shares as reported by Nasdaq. The bid quotations are expressed in United States Dollars and are not adjusted for retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.

Calendar Period	Ordinary Shares
	High	Low
Second Quarter (through April 17, 2013)	6.95	6.26
First Quarter	6.90	4.76
2012	5.07	3.90
First Quarter	5.07	3.91
Second Quarter	4.94	4.25
Third Quarter	4.44	3.93
Fourth Quarter	5.07	3.90
2011	8.08	4.24
First Quarter	8.08	6.48
Second Quarter	7.87	6.91
Third Quarter	7.12	5.30
Fourth Quarter	6.07	4.24
2010	7.38	5.2
2009	6.30	0.55
2008	7.00	1.28
April 2013 (through April 17, 2013)	6.95	6.26
March 2013	6.90	5.75
February2013	5.90	5.25
January 2013	5.59	4.76
December 2012	5.04	4.30
November 2012	5.07	3.90
October 2012	4.24	3.94

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

On October 6, 2011 our shareholders approved amendments to the Company’s Articles of Association in order to comply with Amendment No. 16 of the Israeli Companies Law.

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

Agreement with the owners of a manufacturer and global distributor of kosher dairy products to form a new Company. In October 2007, the Company's subsidiary, Gold Frost, signed a binding letter with the owners of a manufacturer and global distributor of kosher dairy products (the "Distributor"), who are based in Denmark, to form a new joint company (“Kirkeby”). Gold Frost held a 51% interest in Kirkeby, and the owners of the distributor held the remaining interest. A significant aspect of this transaction is the fact that Kirkeby has a U.S. dairy import license.

As part of the transaction, the Distributor transferred to Kirkeby $200,000 as well as 35 customers from 15 countries worldwide, including a U.S. import license. Kirkeby was granted the exclusive right to use the distributor's trademarked brand name in sales and marketing of kosher products.  The Distributor retained the right to use its trademarked brand name for non-kosher dairy products. It is intended that ultimately Kirkeby will seek to broaden its penetration into the kosher European and North American markets. In consideration for the 51% interest in Kirkeby, Gold Frost paid at the closing $400,000 to the Distributor. In June 2009, Gold Frost signed an agreement to sell its 51% interest in Kirkeby to Kirkeby and/or to the former owner for $400,000. According to the terms of the agreement, an amount equal to the balance of outstanding invoices owed by Gold Frost to Kirkeby was deducted as a down payment, and the remainder was paid by deducting from the purchase price a pre-determined amount for each shipment of goods that Gold Frost purchased from Kirkeby or from the former owner. The balance of the consideration was paid to Gold Frost in April 2011.

Acquisition of Shamir Salads (2006) Ltd. In the first quarter of fiscal 2008, The Company purchased 51% of the interest of Shamir Salads, an Israeli manufacturer and distributor of pre-packaged chilled kosher Mediterranean dips and spreads in Israel and abroad pursuant to the acquisition agreement of Shamir Salads (the "Shamir Salads Agreement").

               Since May 2009 the Shamir Salads Agreement was subject to dispute and legal proceedings. The dispute was settled in December 2011 and as a result of the settlement the Company sold its entire 51% ownership interest in Shamir Salads.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate of 24% for the 2011 tax year and 25% for the 2012 tax year. Israeli companies are generally subject to capital gains tax at the corporate tax rate. Following an amendment to the Israeli Income Tax Ordinance which came into effect on January 1, 2012, scheduled gradual reduction of the corporate tax rate in future years was canceled, and the corporate tax rate was increased to 25%.

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

In February 2008, the Israeli Parliament passed an amendment No. 20 to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes is measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

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

U.S. Federal Income Tax Considerations

 The following discussion is a summary of certain material U.S. federal income tax considerations applicable to a U.S. holder (as defined below) regarding the acquisition, ownership and disposition of ordinary shares. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations, administrative pronouncements, rulings and judicial decisions as of the date of this annual report. All of these authorities are subject to change, possibly with retroactive effect, and to change or changes in interpretation. In addition, this summary does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including U.S. expatriates, insurance companies, banks, regulated investment companies, securities broker-dealers, financial institutions, tax-exempt organizations, persons holding ordinary shares as part of a straddle, hedging or conversion transaction, persons subject to the foreign tax credit splitting events rules, persons subject to the alternative minimum tax, persons who acquired their ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation, persons having a functional currency other than the U.S. dollar, persons owning (directly, indirectly or by attribution) 10% or more of our outstanding share capital or voting stock, and persons not holding the ordinary shares as capital assets. This discussion also does not address the consequences of the Medicare tax on net investment income or any aspect of State, local or non-U.S. tax law or any other aspect of U.S. federal taxation other than income taxation.

As used herein, the term “U.S. holder” means a beneficial owner of an ordinary share who is eligible for benefits  as a U.S. resident under the limitation on benefits article of the U.S. Treaty (as defined above in “–Taxation of Residents of the United States under the U.S. Treaty”), and is:

•	a citizen individual or resident of the United States for U.S. federal income tax purposes;
•
a corporation, or an entity taxable as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof; or the District of Columbia.

•
trust if (A) a U.S. court is able to exercise primary supervision over the trust’s administration and (B) one or more U.S. persons have the authority to control all of the trust’s substantial decisions or

•	an estate whose income is subject to U.S. federal income taxation regardless of its source.

If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ordinary shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of ordinary shares.

Holders of ordinary shares should consult their own tax advisors concerning the specific Israeli, U.S. federal, state and local tax consequences of the ownership and disposition of the ordinary shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, U.S. holders are urged to consult their own tax advisors concerning whether they will be eligible for benefits under the U.S. Treaty.

Dividends

A U.S. holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld in respect of such dividend. Dividends paid by us will not qualify for the dividends-received deduction applicable in certain cases to U.S. corporations.

The amount of any distribution paid in NIS, including the amount of any Israeli withholding tax thereon, will be included in the gross income of a U.S. holder of ordinary shares in an amount equal to the U.S. dollar value of the NIS calculated by reference to the spot rate of exchange in effect on the date the distribution is received by the U.S. holder. If a U.S. holder converts dividends paid in NIS into U.S. dollars on the day such dividends are received, the U.S. holder generally should not be required to recognize foreign currency gain or loss with respect to such conversion. If the NIS received in the distribution are not converted into U.S. dollars on the date of receipt, any foreign currency gain or loss recognized upon a subsequent conversion or other disposition of the NIS will be treated as U.S. source ordinary income or loss. Special rules govern and special elections are available to accrual method taxpayers to determine the U.S. dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and the elections applicable in this regard.

Any dividends paid by us to a U.S. holder on the ordinary shares will be treated as foreign source income and will generally be categorized as “passive income” for U.S. foreign tax credit purposes. Subject to the limitations in the Code, as modified by the U.S. Treaty, a U.S. holder may elect to claim a foreign tax credit against its U.S. federal income tax liability for Israeli income tax withheld from dividends received in respect of ordinary shares. U.S. holders who do not elect to claim the foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which the U.S. holder elects to do so with respect to all foreign income taxes. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. The rules relating to the determination of the foreign tax credit are complex. Accordingly, if you are a U.S. holder of ordinary shares, you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit.

Certain U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax (at a maximum rate of 20%) in respect of “qualified dividend income”. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. holders meet certain minimum holding period requirements and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S. Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares, should constitute qualified dividend income for U.S. federal income tax purposes. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. holdersIn computing foreign tax credit limitations, non-corporate U.S. Holders may take into account only a portion of a qualified dividend to reflect the reduced U.S. tax rate applicable to such dividend. Each individual U.S. holder of ordinary shares is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

Sale, Exchange or Other Taxable Disposition

Upon the sale, exchange or other taxable disposition of ordinary shares, a U.S. holder generally will recognize capital gain or loss equal to the difference between the U.S. dollar value of the amount realized on the sale, exchange or other taxable disposition and the U.S. holder’s adjusted tax basis, determined in U.S. dollars, in the ordinary shares. Any gain or loss recognized upon the sale, exchange or other taxable disposition of the ordinary shares will be treated as long-term capital gain or loss if, at the time of the sale, exchange or other taxable disposition, the holding period of the ordinary shares exceeds one year. In the case of individual U.S. holders, capital gains generally are subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses by a U.S. holder is subject to significant limitations. U.S. holders should consult their own tax advisors in this regard.

In general, gain or loss recognized by a U.S. holder on the sale, exchange or other taxable disposition of ordinary shares will be U.S. source income or loss for U.S. foreign tax credit purposes. Pursuant to the U.S. Treaty, however, gain from the sale or other taxable disposition of ordinary shares by a holder who is a U.S. resident, for U.S. Treaty purposes, and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes.

U.S. holders who hold ordinary shares through an Israeli stockbroker or other Israeli intermediary may be subject to an Israeli withholding tax on any capital gains recognized if the U.S. holder does not obtain approval of an exemption from the Israeli Tax Authorities. See”- Taxation of Israeli Residents above. U.S. holders are advised that any Israeli tax paid under circumstances in which an exemption from such tax was available will not give rise to a deduction or credit for foreign taxes paid for U.S. federal income tax purposes. U.S. holders are advised to consult their Israeli stockbroker or intermediary regarding the procedures for obtaining an exemption.

If a U.S. holder receives NIS upon the sale of ordinary shares, that U.S. holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the ordinary shares and the date the sales proceeds are converted into U.S. dollars.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), and gains on the disposition of certain minority interests) or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2012. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a U.S. holder would suffer adverse tax consequences. These consequences may include having the gains that are realized on the disposition of ordinary shares treated as ordinary income rather than capital gains and being subject to punitive interest charges with respect to certain dividends and gains and on the sale or other disposition of the ordinary shares. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above). In addition, if a U.S. holder holds ordinary shares in any year in which we are treated as a PFIC, such U.S. holder will be subject to additional tax form filing and reporting requirements (including additional filing requirements under legislation enacted in 2010).

Application of the PFIC rules is complex. U.S. holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership of our ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to information reporting to the Internal Revenue Service (the “IRS”) and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information.

In addition, certain U.S. holders who are individuals that hold certain foreign financial assets as defined in the Code (which may include ordinary shares) are required to report information relating to such assets, subject to certain exceptions.

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

The table below details the sensitivity analysis in respect to exposure relating to exchange rate risk:

	Gain (loss) from exchange rate change NIS(000)		Fair net NIS(000)	Gain (loss) from exchange rate change NIS(000)
Change in exchange rate USD	(10)% (485)	(5)% (243)	4,853	5% 243	10% 485
Change in exchange rate EURO	(10)% 599	(5)% 300	(5,993)	5% (300)	10% (599)

Credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Despite the Company's large number of clients (approximately 1,500 in Israel and around the world), a major and significant part of its sales are made to only a limited number of customers (mainly in the organized market). The Company generally does not require and does not receive collateral from those major customers. However, it does require and receive collateral from most of the remainder of its clients to insure security of collecting payments. The Company maintains an allowance for doubtful debts, based upon factors surrounding the credit risk of specific customers, historical trends and other information which management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of the Company's major clients defaults on its payment obligations to us, the Company will not possess sufficient collateral to collect the entire debt. The Company strives to minimize the credit risks by constantly reviewing the credit it extends to customers versus the collateral it receives. As a result, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so in the future.

Interest rate risk: The Company invests part of its cash reserves in instruments that bear fixed interest rate. The Company, as part of its investing policy, invests part of its cash reserves in bonds and convertible debentures that bears fixed interest rate; as a result, the Company is espoused to changes in interest rates.

The table below details the sensitivity analysis in respect to exposure relating to investments in instruments with fix interest rates:

	Gain (loss) from interest change $(000)		Fair value $(000)	Gain (loss) from interest change $(000)
Change in Interest as % of interest rate	(10%)	(5%)		5%	10%
Increase\decrease in financial Income	265	133	20,183	(133)	(265)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended).  These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2012.  Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to meet these objectives.

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

Our management (with the participation of the CEO and CFO) assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Tread way Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2012 based on these criteria.

(c) This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report.

(d) Changes in Internal Control over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Ayelet Eliav is the “Audit Committee Financial Expert” for the Company, as such term is defined in Item 16A of Form 20-F.  Mrs. Eliav serves on the Company’s Audit Committee of the Board of Directors and is an “Independent Director” as defined in the Nasdaq listing standards applicable to us.

ITEM 16B. CODE OF ETHICS

A copy of the Code of Ethics for the Company that applies to all directors, officers and other employees of the Company is available for review on the Company’s website at www.willi-food.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

                The following table presents the aggregate fees for professional services and other services rendered by Brightman Almagor Zohar & Co. in Israel, a member of firm of Deloitte Touche Tomhatsu, to the Company in 2012 and 2011.

	NIS 2012	NIS 2011	USD 2012	USD 2011
Audit Fees (1)	310,000	310,000	83,043	83,043
Tax Fees (2)	-	-	-	-
TOTAL	310,000	310,000	83,043	83,043

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Below is a list of purchases of the Company’s ordinary shares by affiliated purchasers during calendar year 2012 and from January 1, 2013 to April 17, 2013.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under Plans or Programs
The Company

January 2012	29,245	4.580	29,245	$2,193,653
February 2012	16,870	4.690	16,870	(*)

Willi-Food
February 2012	67,403	4.966	67,403	$4,665,261
March 2012	64,039	4.943	64,039	$4,339,928
April 2012	42,539	4.509	42,539	$4,148,105
May 2012	28,986	4.595	28,986	$4,014,911
June 2012	26,890	4.547	26,890	$3,892,633
July 2012	14,900	4.247	14,900	$3,829,354
August 2012	9,023	4.150	9,023	$3,791,910
October 2012	16,377	4.159	16,377	$3,723,801
November 2012	59,715	4.184	59,715	$3,743,947
December 2012	6,073	4.750	6,073	$3,445,100
February 2013	43,036	5.500	43,036	$3,208,565
_____________________

(*)
In the beginning of February 2012, in light of the global and Israeli economic situations and the foreseeable recession, the Company terminated its repurchase program in order to focus its resources on developing its core business activity.

ITEM 16F. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

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

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (1)
1.2	Articles of Association of the Company, as amended on July 20, 2005 (4)
1.3	Articles of Association of the Company, as amended on October 6, 2011 (8)
2.1	Specimen of Certificate for ordinary shares (2)
4.1	Share Option Plan (2)
†4.2	Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated June 1, 1998 (3)
†4.3	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated August 1, 2005 (4)
†4.4	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated October 23, 2011 (8)
†4.5	Management Agreement between the Company and Zwi W. & Co. Ltd., dated June 1, 1998 (3)
†4.6	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated August 1, 2005 (4)
†4.7	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated October 23, 2011 (8)
†4.8	Lease of Company’s premises with Titanic Food Ltd., dated November 23, 1998 (3)
†4.9	Services Agreement between the Company and Willi-Food, dated April 1, 1997 (3)
†4.10	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (4)
†4.11	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (4)
4.12	Relationship Agreement between the Company, Gold Frost, Willi-Food, Zwi Williger and Joseph Williger dated February 28, 2006 (4)
4.13	Placing Agreement between the Company, Gold Frost, certain officers of Gold Frost and Corporate Synergy dated March 2, 2006 (4)
4.14	Lock In Agreement, between the Company, Gold Frost, Corporate Synergy and certain officers of Gold Frost, dated March 2, 2006 (4)
4.15	Securities Purchase Agreement, dated as of October 25, 2006, among the Company and the investors identified on the signature pages thereto. (5)
4.16	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (5)
4.17	Asset Purchase Agreement, dated as of January 19, 2007, by and among the Company, WF Kosher Food Distributors, Ltd., Laish Israeli Food Products Ltd. and Arie Steiner.(6)
†4.18	Agreement, dated January 2, 2008, between the Company and Mr. Jacob Ginsberg, Mr. Amiram Guy and Shamir Salads (2006) Ltd. (7)
4.19	Share Purchase Agreement, dated February 13, 2008, between Gold Frost and Kirkeby Cheese ExportA/S. (7)

4.20	Shareholders Agreement, dated February 13, 2008, between Gold Frost and Kirkeby Cheese ExportA/S. (7)
4.21	Co-operation Agreement, dated January 1, 2008, between Kirkeby Cheese ExportA/S, Haarby Mejeri/Kirkeby Dairy ApS and Kirkeby International Foods A/S. (7)
†4.22	Sale Agreement, dated July 24, 2012, between the Company and Willi Food Investments Ltd. (*)
8.1	Subsidiaries of the Company (*)
12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
15.(a).1	Consent of Independent Registered Public Accounting Firm (*)

†	English translations from Hebrew original.
(1)	Incorporated by Reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.
(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(5)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.
(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.
(7)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
(8)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.
(*)	Filed Herewith

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
G. Willi-Food International Ltd.

We have audited the accompanying consolidated statements of financial position of G. Willi-Food International Ltd. ("the Company") and its subsidiaries as of December 31, 2012 and 2011 and the related consolidated Statements of Income, comprehensive Income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated statements of financial position of the Company and its subsidiaries as of December 31, 2012 and 2011 and the consolidated Statements of Income, comprehensive Income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tomhatsu Limited

Tel-Aviv, Israel
April 30, 2013

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		December 31,
	Note	2 0 1 2	2 0 1 1	2 0 1 2(*)
		NIS	NIS	US Dollars

Assets

Current assets
Cash and cash equivalents	4a	57,563	34,661	15,420
Financial assets carried at fair value through profit or loss	4b	158,810	163,430	42,542
Trade receivables	4c	71,340	57,628	19,111
Other receivables and prepaid expenses	4d	5,988	15,720	1,604
Inventories	4e	49,270	32,613	13,198
Total current assets		342,971	304,052	91,875

Non-current assets
Property, plant and equipment		63,022	61,401	16,882
Less -accumulated depreciation		21,394	18,856	5,731
	6	41,628	42,545	11,151

Prepaid expenses		62	117	17
Goodwill	7a	36	36	9
Deferred taxes	13c	20	933	6
Total non-current assets		41,746	43,631	11,183

Total assets		384,717	347,683	103,058

(*)           Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)
(Cont.)

		December 31,
	Note	2 0 1 2	2 0 1 1	2 0 1 2(*)
		NIS	NIS	US Dollars

Equity and liabilities

Current liabilities
Short-term bank debt	9	9,930	-	2,660
Trade payables	8a	27,268	25,683	7,305
Employees Benefits	12b	1,659	1,164	444
Accruals		3,446	3,837	923
Current tax liabilities		2,117	4,551	567
Other payables and accrued expenses	8b	5,955	1,613	1,595
Total current liabilities		50,375	36,848	13,494

Non-current liabilities
Retirement benefit obligation	12b	581	518	156
Total non-current liabilities		581	518	156

Shareholders' equity	15
Share capital		1,444	1,444	387
Additional paid in capital		129,897	129,809	34,797
Capital fund		247	247	66
Foreign currency translation reserve		639	587	171
Treasury shares		(10,843)	(10,141)	(2,905)
Retained earnings		212,377	188,371	56,892
Equity attributable to owners of the Company		333,761	310,317	89,408

Total equity and liabilities		384,717	347,683	103,058

(*)           Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

The financial statements were approved by the board of directors of the company on April 30, 2013.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(NIS in thousands)

		Year ended December 31,
	Note	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2(*)
		NIS	NIS	NIS	US Dollars

Revenue	17a	286,509	264,404	271,143	76,750
Cost of sales	17b	217,468	202,699	194,957	58,256
Gross profit		69,041	61,705	76,186	18,494

Operating costs and expenses
Selling expenses	17c	28,915	27,482	31,077	7,746
General and administrative expenses	17d	16,715	17,375	17,818	4,478
Other Income		(46)	(240)	(96)	(12)
		45,584	44,617	48,799	12,212

Operating profit		23,457	17,088	27,387	6,282

Finance Income	19a	8,716	1,480	5,543	2,335
Finance expense	19b	410	313	678	110
Finance Income, net		8,306	1,167	4,865	2,225

Profit before taxes on Income		31,763	18,255	32,252	8,507
Taxes on Income	13a	(7,757)	(3,906)	(6,995)	(2,078)
Profit from continuing operations		24,006	14,349	25,257	6,429
Profit from discontinued operations	23	-	4,172	4,900	-
Profit for the year		24,006	18,521	30,157	6,429

Attributable to:
Owners of the Company	20a	24,006	18,311	28,177	6,429
Non-controlling interest		-	210	1,980	-
Net Income		24,006	18,521	30,157	6,429

Earnings per share
Basic from continuing operations		1.85	1.06	1.96	0.50
Basic from discontinued operations		-	0.29	0.22	-
Basic earnings per share		1.85	1.35	2.18	0.50

Diluted from continuing operations		1.85	1.06	1.96	0.50
Diluted from discontinued operations		-	0.29	0.22	-
Diluted earnings per share		1.85	1.35	2.18	0.50

Shares used in computation of basic EPS		12,977,481	13,534,954	12,876,294	12,977,481

Shares used in computation of diluted EPS		12,977,481	13,534,954	12,876,294	12,977,481

(*)           Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2(*)
	NIS	NIS	NIS	US Dollars

Net Income	24,006	18,521	30,157	6,429

Other comprehensive Income (Expenses)

Translation differences for foreign operations	52	(149)	97	14

Other comprehensive Income for the year	52	(149)	97	14

Total comprehensive Income for the year	24,058	18,372	30,254	6,443

Total comprehensive Income for the year attributable to:

Owners of the Company	24,058	18,162	28,274	6,443

Non-controlling interest	-	210	1,980	-

	24,058	18,372	30,254	6,443

(*)           Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN  EQUITY
(NIS in thousands)

	Share capital	Additional paid in capital	Capital fund	Foreign currency translation reserve	Treasury shares	Retained earnings	Attributable to owners of the parent	Non-controlling interest	Total shareholders' equity

Balance - January 1, 2010	1,113	59,056	247	639	-	141,883	202,938	3,542	206,480
Profit for the year	-	-	-	-	-	28,177	28,177	1,980	30,157
Currency translation differences	-	-	-	97	-	-	97	-	97
Total comprehensive Income for the year	-	-	-	97	-	28,177	28,274	1,980	30,254

Public offering	331	69,807	-	-	-	-	70,138	-	70,138
Balance - December 31, 2010	1,444	128,863	247	736	-	170,060	301,350	5,522	306,872

Profit for the year	-	-	-	-	-	18,311	18,311	210	18,521
Currency translation differences	-	-	-	(149)	-	-	(149)	-	(149)
Total comprehensive Income for the year	-	-	-	(149)	-	18,311	18,162	210	18,372

employee benefit	-	946	-	-	-	-	946	-	946
Disposal of subsidiary	-	-	-	-	-	-	-	(5,732)	(5,732)
Investment in treasury stocks	-	-	-	-	(10,141)	-	(10,141)	-	(10,141)
Balance - December 31, 2011	1,444	129,809	247	587	(10,141)	188,371	310,317	-	310,317

Profit for the year	-	-	-	-	-	24,006	24,006	-	24,006
Currency translation differences	-	-	-	52	-	-	52	-	52
Total comprehensive Income for the year	-	-	-	52	-	24,006	24,058	-	24,058
employee benefit	-	88	-	-	-	-	88	-	88
Investment in treasury stocks	-	-	-	-	(702)	-	(702)	-	(702)
Balance - December 31, 2012	1,444	129,897	247	639	(10,843)	212,377	333,761	-	333,761

The accompanying notes are an integral part of the financial statement

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2(*)
	NIS	NIS	NIS	US Dollars

Cash flows - operating activities
Profit from continuing operations	24,006	14,349	25,257	6,429
Adjustments to reconcile net profit to net cash from continuing operating activities (Appendix A)	(31,127)	16,573	(9,763)	(8,336)
Net cash from continuing operating activities	(7,121)	30,922	15,494	(1,907)

Net cash from discontinued operating activities	-	5,532	4,925	-

Cash flows - investing activities
Acquisition of property plant and equipment	(1,628)	(1,643)	(5,215)	(436)
Proceeds from sale of property plant and Equipment	269	310	546	72
Long term deposit, net	-	-	14	-
Proceeds from (used in) purchase of marketable securities, net	8,654	(99,574)	(53,234)	2,318

Net cash from (used in) continuing investing activities	7,295	(100,907)	(57,889)	1,954

Net cash from (used in) discontinued investing activities	13,500	(3,394)	(1,897)	3,616

Cash flows - financing activities
Investment used in treasury stocks	(702)	(10,141)	-	(188)
Proceeds of Public offering, net	-	-	70,248	-
Short-term bank debt	9,930	-	(373)
Net cash from (used in) continuing financing activities	9,228	(10,141)	69,875	2,472

Net cash used in discontinued financing activities	-	(982)	(3,978)	-

Increase (decrease) in cash and cash equivalents	22,902	(78,970)	26,530	6,135
Cash and cash equivalents at the beginning of the financial year	34,661	113,631	87,101	9,285
Cash and cash equivalents of the end of the financial year	57,563	34,661	113,631	15,420

(*)           Convenience Translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2(*)
	NIS	NIS	NIS	US Dollars
Cash flows from operating activities

A. Adjustments to reconcile net profit to net cash from operating activities

Decrease (Increase) in deferred income taxes	913	(239)	(165)	245
Unrealized loss (gain) on marketable securities	(4,034)	4,034	(3,300)	(1,081)
Depreciation and amortization	3,134	3,506	3,016	840
Capital gain on disposal of property plant and equipment	(89)	(240)	(96)	(24)
Employees benefit, net	63	(135)	244	17
Stock based compensation reserve	88	200	-	24

Changes in assets and liabilities:
Decrease (Increase) in trade receivables and other receivables	(16,613)	3,553	(6,809)	(4,451)
Decrease (Increase) in inventories	(16,657)	1,691	7,508	(4,460)
Decrease in long term receivables	-	-	760	-
Increase (Decrease) in trade and other payables, and other current liabilities	2,068	4,203	(10,921)	554

	(31,127)	16,573	(9,763)	(8,336)
B. Significant non-cash transactions:

Purchase of property, plant and equipment	(2,500)	(1,000)	-	(670)
Sale of property, plant and equipment for credit	759	-	-	203

Supplemental cash flow information:

Interest paid	24	47	59	6

Income tax paid	5,139	9,471	2,985	1,377

(*)           Convenience Translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 1   -     DESCRIPTION OF BUSINESS AND GENERAL

A.	Description of Business:

G. Willi-Food International Ltd. ("the Company") was incorporated in Israel in January 1994 and is engaged in the import, export, marketing and distribution of food products. Since May 1997, the Company's shares are registered for trade on the NASDAQ Capital Market.

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

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The significant accounting policies detailed in the continuation were applied on a consistent basis for all reporting periods presented in the financial statements, except for changes in accounting policies that were due to the application of standards, amendments to standards and interpretations that took effect on the date of the financial statements, and the application of standards, amendments to standards and interpretations that are not in effect and were adopted in early adoption by the Group, as detailed in Note 2v below.

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

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements are presented in the New Israeli Shekel ("NIS"), which is the functional currency of the Company and the presentation currency for the consolidated financial statements. As for exchange rates and changes in them during the presented periods, see note 2u(2)

(2)	Translation of foreign currency transactions

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2  -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	Foreign currencies: (Cont.)

(5)	Convenience translation

The balance sheet as of December 31, 2012 and statement of Income, statement of other comprehensive Income and statement of cash flows for the year then ended have been translated into U.S. Dollar using the representative exchange rate as of that date ($1.0 = NIS 3.733). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars but only a convenience translation of reported NIS amounts into U.S. Dollar, unless otherwise indicated. The convenience translation supplementary financial data is unaudited and is not presented in accordance with IFRSs.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Basis of consolidation: (Cont.)

(2)	Non-controlling Interest (Cont.)

Commencing January 1, 2010, transactions with non-controlling interest shareholders, in the context of which the Company retains control before and after the transaction, are treated as capital transactions.

See note 2v(2) about the adoption of IFRS 10.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2  -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Goodwill: (Cont.)

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Regarding the Impairment of Assets, see note 7b

I.	Discontinued operations:

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

J.	Property, plant and equipment:

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

The annual depreciation and amortization rates are:

	Years	%

Land	50	2
Construction	25	4
Motor vehicles	5	15-20	(mainly 20%)
Office furniture and equipment	6	6-15	(mainly 15%)
Computers	3	20-33	(mainly 33%)
Machinery and equipment	10	10

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Property, plant and equipment: (Cont.)

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the Income statement.

K.	Inventories:

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
Cost determined as finished products, on the basis of standard cost which approximates actual production cost (materials, labor and indirect manufacturing costs).

L.	Financial assets:

(1)	General

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

Regarding the amendment to IFRS 9, "Financial Instruments", IFRS 13 " Fair Value Measurement", Amendments to IFRS 7 " Disclosures – Transfers of Financial Assets" see notes 2v.

(2)	Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

•	It has been acquired principally for the purpose of selling in the near future; or

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2    -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Financial assets: (Cont.)

(2)	Financial assets at FVTPL

•	It is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	It is a derivative that is not designated and effective as a hedging instrument.

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

Financial assets carried at amortized cost:

Objective evidence of impairment exists when one or more events that have occurred after the initial recognition of the asset have a negative impact on the estimated future cash flows. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. The amount of the loss recorded in profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset's original effective interest rate (the effective interest rate computed at initial recognition). If the financial asset has a variable interest rate, the discount rate is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (see allowance for doubtful accounts above). In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, up to the amount of any previous impairment, is recorded in profit or loss.

M.	Financial liabilities and equity instruments issued by the Group:

(1)	Classification as debt or equity

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

(3)	Treasury shares:

The cost of Company shares held by the Company or its subsidiaries are deducted from shareholders' equity as a separate element.

N.	Revenue recognition:

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

A lease agreement with the ILA with respect to a parcel of land is classified as finance leases. The prepaid lease payments are recognized on the balance sheet as "Property, plant and equipment", and are amortized on a straight-line basis over the lease period (2% per Year).

P.	Provisions:

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

Q.	Share-based payments:

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2    -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Share-based payments: (Cont.)

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

R.	Taxation:

Income tax expense represents the sum of the tax currently payable and deferred tax.

(1)	Current tax

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

T.	Earnings (loss) per share:

Basic earnings (loss) per share is computed with regard to Income or loss attributable to the Company's ordinary shareholders, and is calculated for Income (loss) from continuing operations attributable to the ordinary shareholders of the reported entity, should such be presented. Basic earnings per share is to be computed by dividing Income(loss) attributed to Owners of the Company (numerator), by the weighted average of the outstanding ordinary shares (denominator) during the period.

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

(2)	Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and in the Israeli CPI:

	Representative exchange rate	Representative exchange rate	CPI “in
	of the Euro	of the dollar	respect of”
	(NIS per €1)	(NIS per $1)	(in points)
As of:
December 31, 2012	4.92	3.73	112.15
December 31, 2011	4.94	3.82	110.34
December 31, 2010	4.74	3.55	108.00

	%	%	%
Increase (decrease) during the:
Year ended December 31, 2012	(0.40)	(2.35)	1.64
Year ended December 31, 2011	4.22	7.66	2.17
Year ended December 31, 2010	(12.93)	(6.00)	2.66

V.	Adoption of new and revised Standards and interpretations:

Standards and Interpretations adopted with no effect on financial statements

The amendments to IFRS 7 – Transfers of Financial Assets

The amendments to IFRS 7 increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures of transactions where a financial asset is transferred but the transferor retains some level of continuing exposure in the asset.

New and revised Standards and Interpretations in issue but not yet effective

(1)	IFRS 9 -Financial Instruments

IFRS 9 issued in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in October 2010 includes the requirements for the classification and measurement of financial liabilities and for the recognition.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Adoption of new and revised Standards and interpretations: (Cont.)

(2)	IFRS 9 – Financial Instruments (Cont.)

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

The Company anticipates that IFRS 9 will be adopted in the Group's consolidated financial statements for the annual period beginning 1 January 2015 and that the application of IFRS 9 may have significant impact on amounts reported in respect of the Group's financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

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

The application of the amendments has had no effect on the amounts reported in the current and prior years.

These five standards are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted provided that all of these five standards are applied early at the same time.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Adoption of new and revised Standards and interpretations: (Cont.)

(4)	IFRS 13- Fair Value Measurement:

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

The application of the amendments has had no effect on the amounts reported in the current and prior years.

(5)	IAS 1 - Presentation of Items of Other Comprehensive Income

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

(6)	IAS 19 - Employee Benefits

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Adoption of new and revised Standards and interpretations: (Cont.)

New and revised Standards and Interpretations in issue but not yet effective (Cont.)

(6)	IAS 19 - Employee Benefits (Cont.)

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

The Group estimates that the Standard is not expected to have a material impact on its financial statements.

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

•
Revenue recognition - the Group has recognized in revenues amounted to NIS 286,509 thousands in the year ended December 31, 2012 (NIS 264,404 thousands in the year ended December 31, 2011) for selling food products. The Group has given the certain buyers a right to return the product. As a result, the group recognized the revenues and created an accrual for customer's returns, at the same time. Any change of 1% in the Group's estimation will increase \ decrease the Group's revenues in the amount of NIS 2,865 thousands (NIS 2,640 thousands in the year ended December 31, 2011).

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

NOTE 4   -     CURRENT ASSETS

A.	Cash and cash equivalents - composition:

	December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars

Cash in bank	21,552	18,066	5,773
Short-term bank deposits	36,011	16,595	9,647
Total cash	57,563	34,661	15,420

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4   -     CURRENT ASSETS (Cont.)

B.	Financial assets at fair value through profit or loss:

	December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars

Financial assets carried at fair value through profit or loss (FVTPL)
Held for trading non-derivative financial assets
Shares	10,534	11,666	2,822
Governmental loan and other bonds	33,215	40,285	8,898
Certificate of participation in mutual fund	115,061	111,479	30,823
	158,810	163,430	42,542

C.	Trade receivables:

(1)	Composition

	December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars

Trade receivables	71,434	58,174	19,136
Less - allowance for doubtful debts	94	546	25
	71,340	57,628	19,111

The average credit period on sales of goods is 84 days. Allowance for doubtful debts is based upon factors surrounding the credit risk of specific customers and other information which our management believes adequately covers all anticipated losses in respect of trade receivables.

Before accepting any new customer, the Group assesses the potential customer's credit quality and defines credit limits by customer. Credit limits are examined periodically based on the Company's collection experience with each customer and additional external information. 99% of the Company's customers complied with their credit limits.

Of the trade receivables balance at the end of the year, NIS 9,565 thousand and 10,536 thousands (2011: NIS 9,863 and 9,301) are due from significant customers. There are no other customers who represent more than 10% of the total balance of trade receivables.

Included in the Group's trade receivable balance are debtors with a carrying amount of NIS 76 thousands (2011: NIS 70 thousands) which are past due at the reporting date for which the Group has not provided allowance for doubtful accounts as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral over these balances.

The average credit period for overdue customer debit balances is 120 days as of December 31, 2012.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4   -     CURRENT ASSETS (Cont.)

C.	Trade receivables:

(2)	Movement in the allowance for doubtful debts

	December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars

Balance at beginning of the year	546	1,603	146
Discontinued operations see note 23	-	(1,244)	-
Change in allowance doubtful debts	(452)	187	(121)
Balance at end of the year	94	546	25

D.	Other receivables

	December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars

Prepaid expenses	495	383	133
Income receivables	522	14,731	140
Advances to suppliers	1,299	412	348
Government authorities	3,543	-	949
Others	129	194	34
	5,988	15,720	1,604

E.	Inventories

	December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars

Finished products and goods in process	43,178	28,388	11,567
Merchandise in transit	6,092	4,225	1,631
	49,270	32,613	13,198

The inventories are presented net of impairment provision.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 5   -     INVESTMENTS IN SUBSIDIARIES

The consolidated financial statements include the financial statements of the following Subsidiaries:

Subsidiary	Location	Jurisdiction of Organization	Company's Ownership Interest
			December 31,
			2 0 1 2	2 0 1 1

Gold Frost Ltd ("Goldfrost")	Israel	Israel	100.00%	100.00%
WF Kosher Food Distributors Ltd. ("WF") - non active	USA	USA	100.00%	100.00%

On December 16, 2011 the Company signed an agreement ("Agreement") to sell its entire 51% ownership interest in Shamir Salads (2006) Ltd. (Shamir Salads") to other shareholders of Shamir Salads. Pursuant to the Agreement, the Company was released from any guarantees provided to banks or other entities regarding payment of Shamir Salads promissory notes. As a result of the Agreement, mutual claims made by parties in an arbitration proceeding were cancelled without any order for expenses, and each party waived its right to bring additional court proceedings or claims regarding this matter. As a result of the sale of the shares of Shamir Salads, the Company recognized a pre-tax capital gain of NIS 5.9 million (USD 1.6 million).

For more information see note 23, Discontinued Operations.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 6   -     PROPERTY PLANT AND EQUIPMENT

		Machinery			Computers
	Land and	and	Motor	Leasehold	and	Office
	Building	equipment	Vehicles	improvements	equipment	Furniture	Total
Consolidated Cost:
Balance -January 1, 2011	43,055	10,731	11,999	584	3,298	1,683	71,350
Discontinued operations	-	(9,364)	(1,342)	(584)	-	(794)	(12,084)
Additions	1,617	83	741	-	142	60	2,643
Dispositions	-	-	(508)	-	-	-	(508)

Balance - December 31, 2011	44,672	1,450	10,890	-	3,440	949	61,401

Changes during 2012:
Additions	1,764	-	961	-	210	222	3,157
Dispositions	-	(43)	(1,493)	-	-	-	(1,536)

Balance - December 31, 2012	46,436	1,407	10,358	-	3,650	1,171	63,022

Accumulated depreciation:
Balance - January 1, 2011	5,907	3,619	6,764	115	2,931	1,176	20,512
Discontinued operations	-	(3,196)	(753)	(115)	-	(513)	(4,577)
Additions	1,859	146	1,152	-	136	66	3,359
Dispositions	-	-	(438)	-	-	-	(438)
Balance - December 31, 2011	7,766	569	6,725	-	3,067	729	18,856

Changes during 2012:
Additions	2,310	369	344	-	90	21	3,134
Dispositions	(57)	(25)	(514)	-	-	-	(596)
Balance - December 31, 2012	10,019	913	6,555	-	3,157	750	21,394

Net book value:
December 31, 2012	36,417	494	3,803	-	493	421	41,628

December 31, 2011	36,906	881	4,165	-	373	220	42,545

Net book value (Dollars in thousands):
December 31, 2012	9,755	132	1,019	-	132	113	11,151

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
NOTE 7   -     GOODWILL

A.	Composition

	December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars

Cost
Balance at beginning of year	36	1,936	9
Discontinued operations see note 23	-	(1,900)	-
Balance at end of year	36	36	9

B.	Annual test for impairment

By the end of the year 2012 the amount of goodwill was NIS 36 thousands, based on the materiality estimate, the Group determined that no test for impairment of goodwill was necessary.

C.	Allocation of goodwill to cash-generating units

The most significant amount of goodwill was allocated to the manufacturing segment. On December 16, 2011, the Company signed an agreement to sell the cash generating unit of the manufacturing segment (entire 51% ownership interest in Shamir Salads) see note 23 -Discontinued operations.

The carrying amount of goodwill was allocated to the Import and Marketing activity of chilled and frozen products (Goldfrost) cash-generating unit.

NOTE 8   -     DETAILS OF CURRENT LIABILITIES

A.	Trade payables

	December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars

Open accounts	26,292	21,922	7,043
Accrued expenses	976	1,919	262
Checks payables	-	1,842	-
	27,268	25,683	7,305

The average credit period on purchases of certain goods is approximately 42 days.

B.	Other payables and accrued expenses

	December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars

Government authorities	7	443	2
Customer advances	730	990	196
Related parties (see note 25)	3,740	2,720	1,002
Accrued expenses	1,478	55	395
Other	-	343	-
	5,955	4,551	1,595

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 9   -     BANK LOANS AND OTHER CREDIT PROVIDERS

Loans and other credits Comprised as follows in NIS:

	Interest rate	Liabilities
	As of	Current		Non-current		Total
	December 31	As of December 31,
	2 0 1 2	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	annual
	%
Banks debt:

Euro	L+1.85	7,480	-	-	-	7,480	-
Swiss Franc	L+1.85	2,450	-	-	-	2,450	-
		9,930	-		-	9,930	-

NOTE 10  -    PROVISIONS

A.	Composition:

	December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars

Legal claims	3,446	1,164	923

B.	Movement in Provisions:

	Legal claims
	NIS	US Dollars

Balance at the beginning of year 2012	1,164	312
Additional recognized provisions during the year	2,282	611
Balance at the end of year 2012	3,446	923

C.	Additional information:

On September 2007, Thurgeman Construction Co. Ltd. ("Thurgeman") filed a claim against the Company in the District Court of Tel Aviv for the amount of NIS 4,450 thousand (plus VAT) (USD 1,192 thousand) regarding a dispute in connection with the construction of the Company's logistics center in Yavne (the "Project") pursuant to a contract between the parties, dated as of September 9, 2005.  Under the terms of the contract, Thurgeman was to serve as the operating contractor for the construction of the frame and the surrounding portions for the construction of the Project.

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

On December 2012 the court judgment was received. In the judgment, some of the Company's claims were accepted and the court ruled that the Company will pay Thurgeman approximately NIS 2.5 million (USD 0.7 million) plus interest and Israeli CPI adjustments. This sum was paid by the Company to Thurgeman on February 2013. Therefore the financial statements include a provision on the above amount in the fixed assets.

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

B.	Composition:

	December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars

Post Employment Benefits:
Benefits to retirees	581	518	155

Short term employee benefits:
Accrued payroll and related expenses	1,277	1,289	342
Short term absence compensation	382	324	102
	1,659	1,613	444

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2 0 1 2	2 0 1 1

Discount rate	3.7%	4.3%
Expected return on the plan assets	2.5%-4.5%	2.5%-4.5%
Rate of increase in compensation	4%	4%

Expected rate of termination:
0-1 years	35%	35%
1-2 years	30%	30%
2-3 years	20%	20%
3-4 years	10%	10%
4-5 years	10%	10%
5 years and more	7.5%	7.5%

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 12   -   EMPLOYEE BENEFITS (Cont.)

B.	Composition: (Cont.)

Assumptions regarding future mortality rates are based on mortality tables published and approved by the Ministry of Finance and updated as of December 31, 2001. The mortality rate of an active beneficiary at retirement age (67 for men, 64 for women), is 0.6433% for men and 0.3574% for women.

The Group makes use of a capitalization rate appropriate to the market yield on government AA-rated debentures.

The projected yield on a plan's assets is adapted to the manner in which compensation is accrued according to the plan's characteristics and the behavior of the market.

Amounts recognized in profit or loss in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars

Current service cost	644	487	173
Interest cost	103	100	28
Expected return on the plan assets	(89)	(84)	(24)
Employer contribution	(592)	(559)	(159)
Interest losses on severance payment allocated to remuneration benefits	20	20	5
Actuarial losses (gains) recognized in the year	112	17	30
Benefit paid during the year	(135)	(105)	(36)
	63	(124)	17

C.	Defined benefit plans:

The expenses (income) included in the Income statement are as follows:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars

Selling expenses	50	(94)	14
General and administrative expenses	13	(30)	3
	63	(124)	17

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 12   -   EMPLOYEE BENEFITS (Cont.)

C.	Defined benefit plans: (Cont.)

Movements in the present value of the defined benefit obligation in the current period were as follows:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars

Opening defined benefit obligation	2,457	4,434	658
Discontinued operations see note 23	-	(1,877)	-
Current service cost	644	485	173
Interest cost	103	100	28
Actuarial gains	179	(285)	48
Benefits paid	(454)	(400)	(122)
Closing defined benefit obligation	2,929	2,458	785

Movements in the fair value of the defined benefit assets in the current period were as follows:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars

Opening defined benefit assets	1,940	3,153	520
Discontinued operations see note 23	-	(1,250)	-
Expected return on the plan assets	89	84	24
Actuarial losses	67	(268)	18
Employer contribution	592	559	159
Benefits paid	(320)	(318)	(86)
Interest losses on severance payment allocated to remuneration benefits	(20)	(20)	(5)
Closing defined benefit assets	2,348	1,940	630

Adaption of the current value of defined benefit plan liability and the fair value of the plan's assets to the assets and liabilities recognized in the Balance Sheets:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars

Present value of funded liability	2,929	2,458	785
Fair value of plan assets - accumulated deposit in executive insurance	2,348	1,940	630
Net liability deriving from defined benefit obligation	581	518	155

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 12   -   EMPLOYEE BENEFITS (Cont.)

C.	Defined benefit plans: (Cont.)

Actual return on the plan's assets and compensation rights:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars

Expected return on plan's assets	89	84	24
Actuarial (losses) gains	67	(268)	18
Actual return on plan's assets	156	(184)	42

Comparison to previous years:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
	NIS	NIS	NIS	US Dollars
Present value of obligation due to defined benefit plan	2,929	2,458	4,434	785
Fair value of plan assets	2,348	1,940	3,153	630
Plan deficit	581	518	1,281	155

D.	Short term employee benefits

(1)	Paid Vacation Days

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

The balance of the Group's vacation provision is in accordance with the vacation eligibility of each individual employee, according to the personal agreement between each employee and the company to which they belong, and in accordance with the employee's salary. The balance of the Group's vacation provision as of December 31, 2012 is NIS 293 thousand (NIS 324 thousand as of December 31, 2011).

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13  -    INCOME TAXES

A.	Composition

	Year ended December 31
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
	NIS	NIS	NIS	US Dollars
Current taxes:
Current taxes	7,095	4,277	7,160	1,900
Taxes in respect of prior years	(251)	(131)	-	(67)
	6,844	4,146	7,160	1,833

Deferred taxes:
Deferred taxes	-	(240)	(242)	-
Deferred taxes from discontinued operations (see note 23)	-	-	77	-
Deferred taxes from continued operations	913	(240)	(165)	245

	7,757	3,906	6,995	2,078

B.	Reconciliation of the statutory tax rate to the effective tax rate

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
	NIS	NIS	NIS	US Dollars

Income before Income taxes	31,763	18,255	32,252	8,507

Statutory tax rate	25%	24%	25%	25%
Tax computed by statutory tax rate	7,941	4,381	8,063	2,127

Tax increments (savings) due to:
Non-deductible expenses	55	124	130	15
Tax exempt Income	(47)	(91)	(46)	(13)
Permanent differences	-	(12)	134	-
Temporary differences for which deferred taxes were not provided	(116)	(257)	(1,062)	(31)
Differences in the definition of capital and non-monetary items for tax purposes and financial reporting purposes	-	36	(15)	-
Previous year taxes	(63)	(131)	-	(17)
Other	(13)	(144)	(209)	(3)
	7,757	3,906	6,995	2,078

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13   -   INCOME TAXES (Cont.)

C.	Deferred Taxes

	January 1, 2012	Taxes on Income included in profit or loss	December 31, 2012	December 31, 2012
	NIS	NIS	NIS	US Dollars
Deferred taxes arise from the following:

Financial assets carried at fair value through profit or loss	-	(828)	(828)	(222)
Employees benefits	265	(3)	262	70
Allowance for doubtful accounts	137	(113)	24	6
	402	(944)	(542)	(146)
Carry forward tax losses	531	31	562	152
	933	(913)	20	6

For 2012 - Deferred taxes were computed at rates of 25%.

	January 1, 2011	discontinued operations see note (23)	Taxes on Income included in profit or loss	December 31, 2011	December 31, 2011
	NIS				US Dollars
Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	(278)	278	-	-	-
Employees benefits	606	(238)	(103)	265	71
Allowance for doubtful accounts	397	(311)	51	137	37
Depreciable fixed assets	(1,071)	1,071	-	-	-
	(346)	800	(52)	402	108
Carry forward tax losses	518	(279)	292	531	142
	172	521	240	933	250

For 2011 - Deferred taxes were computed at rates of 25%.

D.	Reduction of Corporate Tax Rates

(1)	The Company and its subsidiaries were not assessed for Income Taxes. According to section 145 of the Tax Ordinance assessments for the years 2005 and backward are considered final.

(2)
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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13   -   INCOME TAXES (Cont.)

D.	Reduction of Corporate Tax Rates (Cont)

(2)	(Cont.)

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

(3)
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

(4)
On September 26, 2011 the Social-Economic Reform Committee headed by Professor Manuel Trajtenberg published a report with its recommendations. Consequently, on  December 6, 2011, the Law for Change in the Tax Burden (Legislative Amendments), based on the recommendations in the Tax Section of that report, was published, after being approved in a third reading in the Israeli Knesset.

The main changes of the new law regarding corporate Income taxes are as follows:

(a)	Cancellation of the planned gradual reduction of Income taxes and corporate Income taxes commencing in 2012.

(b)	Increase of the corporate Income tax rate to 25% in 2012.

(c)	Increase of the capital gains tax rate and betterment tax rate to 25%.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 14  -    COMMITMENTS AND CONTINGENT LIABILITIES

A.	Commitments

(1)
The Company has agreed to pay the large supermarket retail chains in the organized market and to certain of the customers in the private sector incentives calculated as a fixed percentage of the annual sales to such customer or incentives based on the increase in volume of sales to such customers in excess of a certain agreed amount with respect to the year 2012. The incentives also includes penetration discounts for sales of our new products, shelves stocking, limited discounts for opening of new branches that sell the Company's products and payments for participation in product advertisements. The extent of such incentives calculated as a percentage of the annual sales turnover of each relevant customer (depending on the agreement with each customer) and are usually awarded as part of a written annual framework agreement.

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

Each of the Management Services Agreements provided for monthly services fees equal to USD 24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company’s consolidated pre-tax annual profits, if such profits are equal to or less than NIS 3.0 million (approximately USD 0.8 million), or at a rate of 5% if such profits exceed such level.

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

(3)
On April 1, 1997 the Company entered into an agreement to provide the Parent Company administrative services pursuant to which the Company may provide office facilities leased by the parent company for a monthly fee of NIS 4,500 (USD 1,205) to be adjusted annually for changes in the Israeli CPI.

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

(4)
The Company does not generally enter into written agency or other agreements with its suppliers. However, the Company has written agreements with 21 foreign suppliers that confirm the exclusive appointment of the Company as the sole agent and/or distributor of such suppliers either with respect to a specific product or with respect to a line of products, within the State of Israel.

(5)
The Company signed distribution agreements with 8 distributors that distribute the Company's products all over Israel for a commission that range between 7% to 10% of the distributor sales, depending on the product. The Company has no commitment to any of those distributors for ongoing relationship.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 14  -    COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Contingent liabilities

(1)
On July 7, 2008, WF filed a lawsuit in the Supreme Court of the State of New York, County of New York, against Laish Israeli Food Ltd., Laish Dairy Ltd., 860 Nostrand Associates LLC., Arie Steiner, Eli Biran (WF's former CEO) and others. WF asserted claims of, inter alia, fraud, conversion and breach of contract. Certain of those defendants moved to dismiss the complaint based on the execution of a 2007 Settlement Agreement. That motion was denied in 2009. The matter was also stayed pending resolution of an arbitration with Mr. Biran. In addition, those defendants who initially moved to dismiss the complaint filed a later motion requesting that the Court reconsider its denial of their motion to dismiss based on recent decisions of New York’s Court of Appeals. Following such application, the Court dismissed those claims which were the subject of the settlement agreement.

On August 27, 2008, 860 Nostrand Associates LLC. filed a lawsuit against the Company  claiming that the Company is liable to it as a guarantor of an alleged lease between WF and 860 Nostrand Associates LLC. The Company has disputed the validity of the lease and guarantee. Damages are being sought in the amount of $735,000 plus interest and legal fees.

The two cases were consolidated for discovery and a joint trial. Discovery has been completed. We expect that the Court will set a trial date soon. At the current stage of the dispute, the Company's management and legal counsel cannot assess the chances of the parties.

(2)
On September 22, 2008, a lawsuit was filed against the Company, WF and one of the Company's officers by several  WF's Israeli vendors in the Tel Aviv-Jaffa Magistrates Court in the amount of NIS 1,350 thousand (USD 361 thousand), claiming nonpayment of WF for food products that they allegedly supplied to WF. A statement of defense was filed. The Company's management and legal counsel believe that the lawsuit against Company and the Company's officer are without merit, and they intend to vigorously defend against such claims. The total amount of the claim is included in WF's financial statements under trade payables item.

(3)
In December 2012, three civil complaints and applications for their approval as class actions were filed against the Company and Goldfrost alleging the unlawful and misleading labeling of products imported and sold by the Company and Goldfrost. The complaints seek to represent every resident of the State of Israel who purchased products of the Company and Goldfrost. The aggregate amount of the claims, as estimated by the plaintiffs, is approximately NIS 33 million (USD 8.7 million). In light of the early stage of the procedures, it is not possible at this time to provide an assessment of the chances of success of the claims and, therefore no provision has been made in the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15  -    SHAREHOLDERS' EQUITY

Composition:

	Ordinary shares
	of NIS 0.1 par value each
	December 31
	2 0 1 2	2 0 11

Authorized share capital	50,000,000	50,000,000

Issued and outstanding	12,974,245	13,020,360

(1)
On March 17, 2010, the Company raised a USD 20.0 million through a public offering of its ordinary shares. The Company issued a total of 3,305,786 ordinary shares at a purchase price of USD 6.05 per share, and the Company also granted to the underwriter an option, exercisable within 30 days from the date of the public offering, to purchase up to an additional 330,579 ordinary shares. This option expired without the underwriter's exercise of such option. After deducting closing costs and fees, the Company received net proceeds of approximately USD 19.0 million.

(2)
On September 2011, the Company initiated a share repurchase program permitting the Company to repurchase up to USD 5 million of the Company's ordinary shares over the period of twelve months as part of its ongoing consideration of alternative methods to take advantage of the Company's strong cash position. During November - December 2011, the Company purchased 553,319 ordinary shares of the Company in accordance with its share repurchase program.  During January – February 2012, the Company purchased 46,115 ordinary shares of the Company in accordance with its share repurchase program. In February 2012, in light of the global and Israeli economic situations and the foreseeable recession, the Company terminated its repurchase program in order to focus its resources on developing its core business activity.

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

The options granted vest in three equal annual instalments commencing August 2010 and will expire in 3, 4 and 5 years, respectively. The Company utilizes the Black-Scholes model.

The Company estimated the fair value, utilizing the following assumptions (all in weighted averages):

August 2009 series

Share price (NIS)	17.07
Exercise price(NIS)	11.5
Risk-free interest rate	2.5%-3.7%
Expected life of share options	2-4 years
Expected annual volatility	45%-51%

(2)	June 2011 series.

On June 29, 2011, the remaining 65,000 options (out of the 200,000 options approved) were granted to the Group's employees. By the end of the year 2012, 14,000 options of this series were forfeited. The Options expire dates in June, 2014, 2015 and 2016 respectively.

The Company utilizes the Black-Scholes model. The Company estimated the fair value, utilizing the following assumptions (all in weighted averages):

	1 year	2 year	3 year

Share price (NIS)	19.16	19.16	19.16
Exercise price (NIS) (*)	10.14	10.14	10.14
Expected annual volatility	35.1%	45.2%	44.1%
Expected life of share options (years)	3	4	5
Risk-free interest rate	3.9%	4.2%	4.4%

(*)
The adjustments to the exercise price referred to are customary adjustments, such as dividends and stock splits, which occurred after the allocation date. Since adjustments were only customary, the only modification to Black &Scholes was to assume no dividend yield as the options are dividend protected.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16  -    SHARE BASED PAYMENT (Cont.)

B.	Movement during the year

A summary of the status of the Company’s stock option plans as of December 31, 2012, 2011 and changes during the years then ended, is presented below:

	Number of options
	Year ended December 31
	2 0 1 2		2 0 1 1
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		(NIS)		(NIS)

Balance at the beginning of the year	75,001	10.14	88,001	10.61
Granted	-	-	65,000	-
Exercised	-	-	(15,000)	10.14
Forfeited	(14,000)	-	(63,000)	-
Balance at the end of the year	61,001	9.94	75,001	-

Options exercisable at the year end	6,667	-	-	-

C.	The accounting for share-based compensation

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

NOTE 17  -    SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

A.	Revenues

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
	NIS	NIS	NIS	US Dollars

Sale of other products	286,509	264,404	271,143	76,750

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 17  -    SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Cont.)

B.	Cost of sales

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
	NIS	NIS	NIS	US Dollars

Purchases	225,268	194,906	181,100	60,345
Transportation	1,833	1,760	1,884	491
Depreciation and amortization	2,282	1,858	1,464	611
Maintenance	2,763	2,678	2,858	740
Other costs and expenses	1,597	1,504	2,621	428
	233,743	202,706	189,927	62,615
Change in finished goods	(16,275)	(7)	5,030	(4,359)
	217,468	202,699	194,957	58,256

C.	Selling expenses

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	10,890	10,234	10,671	2,917
Maintenance	5,927	5,032	5,765	1,588
Vehicles	4,524	4,499	4,558	1,212
Advertising and promotion	4,287	3,774	6,330	1,148
Depreciation and amortization	376	1,098	1,075	101
Others	2,911	2,845	2,678	780
	28,915	27,482	31,077	7,746

D.	General and administrative expenses

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	11,195	10,215	11,930	2,999
Office maintenance	919	889	936	246
Professional fees	2,890	4,354	2,711	774
Vehicles	344	274	299	92
Depreciation and amortization	476	403	472	128
Bad and doubtful debts	(11)	109	233	(3)
Communication	165	198	265	45
Other	737	933	972	197
	16,715	17,375	4,818	4,478

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 17 -     SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Cont.)

E.	Employees benefit costs

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
	NIS	NIS	NIS	US Dollars

Payroll (without payment to related parties)	15,571	15,159	15,894	4,171
Salary expenses relating Stock Incentive Plan	93	200	527	25
Employee Benefit Plan expenses	63	(124)	196	17
	15,727	15,235	16,617	4,213

F.	Depreciation and amortization

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
	NIS	NIS	NIS	US Dollars

Depreciation of fixed assets (see note 6)	3,134	3,359	3,116	840

NOTE 18   -   OTHER INCOME

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
	NIS	NIS	NIS	US Dollars

Capital gain on fixed assets realization	89	240	96	24
Other	(43)	-	-	(12)
	46	240	96	12

NOTE 19  -    FINANCE INCOME AND EXPENSES

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
	NIS	NIS	NIS	US Dollars
A. Financing Income:

Interest Income:
Short-term bank deposits	836	1,533	1,367	224
Interest Income of debentures held for trading	1,832	1,933	402	491
Other	-	-	29	-
Total interest Income	2,668	3,466	1,798	715
Other:
Changes in fair value of financial assets at fair values	4,034	(4,034)	3,300	1,081
Foreign currency differences	1,775	1,661	299	475
Dividends	239	387	146	64
Total financing Income	8,716	1,480	5,543	2,335

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 19   -   FINANCE INCOME AND EXPENSES (Cont.)

B.            Financing expenses:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
	NIS	NIS	NIS	US Dollars
Interest expenses:
Bank credit	24	47	59	6
Other:
Realized loss (gain) on derivatives	-	(44)	44	-
Foreign currency differences	-	(90)	98	-
Bank fees	363	417	424	97
Other	23	(17)	53	7
Total Other costs	386	266	619	104

Total financing costs	410	313	678	110

NOTE 20  -     EARNING PER SHARE

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
	NIS	NIS	NIS	US Dollars
A. Basic earnings per share:

Profit for the year from continuing operations attributable to equity holders of the parent	24,006	14,349	25,257	6,429
Profit for the year from discontinued operations attributable to equity holders of the parent	-	3,962	2,920	-
Earnings used in the calculation of basic earnings per share to equity holders of the parent	24,006	18,311	28,177	6,429

B. Diluted earnings per share:

Profit used to compute basic earnings per share from continuing operations	24,006	14,349	25,257	6,429
Profit used to compute diluted earnings per share from continuing operations	24,006	14,349	25,257	6,429
Profit used to compute basic earnings per share from discontinued operations	-	3,962	2,920	-
Profit used to compute diluted earnings per share from discontinued operations	-	3,962	2,920	-
Weighted average number of shares used in computing basic earnings per share from continuing operations	12,977,481	13,534,954	12,876,294	12,977,481
Weighted average number of shares used in computing diluted earnings per share from continuing operations	12,977,481	13,534,954	12,876,294	12,977,481
Weighted average number of shares used in computing basic earnings per share from discontinued operations	-	13,534,954	12,876,294	-
Weighted average number of shares used in computing diluted earnings per share from discontinued operations	-	13,534,954	12,876,294	-

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 21 -     NON-CASH TRANSACTION

Based on the received judgment on December 2012, the company made provision sum of approximately NIS 2.5 million (USD 0.7 million) plus interest and Israeli CPI. The provision recognized on the balance sheet as "Property, plant and equipment", and is amortized on a straight-line basis over the life period, for additional information see note 11C.

In addition, various adjustments were recognized in the fixed assets against receivables and payables balances of approximately NIS 0.76 million.

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

B.	Categories of financial instruments

	As of December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars
Financial assets
Financial assets at fair value through profit or loss	158,810	163,430	42,542
Cash and cash equivalents	57,563	34,661	15,420
Trade receivables	-	57,628	-
Other receivables	-	14,925	-
	216,373	270,644	57,962

Financial liabilities
Short term bank credit	9,930	-	2,660
Trade payables	-	25,683	-
Current tax liabilities	-	3,837	-
Employee benefits	-	1,613	-
Retirement benefit obligation	-	518	-
Other payables and accrued expenses	-	3,506	-
	9,930	35,157	2,660

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 22  -    FINANCIAL INSTRUMENTS

C.	Objectives of managing financial risks

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

The carrying amount of the investments exposed to price risks of shares, certificate of participation in mutual fund and bonds is NIS 158,810 thousands (USD 42,542 thousands).

Sensitive analysis in respect to exposure relating to price risks of shares, certificate of participation in mutual fund and bonds.

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

	2 0 1 2	2 0 1 1
	NIS	NIS

Profit or loss	15,989	16,343

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 22  -    FINANCIAL INSTRUMENTS (Cont.)

F.	Credit risk

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
Aging of impaired trade receivables are 150 days and above both in the year 2011 and 2012.

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

(1)	Financial instruments that do not constitute derivate financial instruments

	1 year	1-5 years	Total
2012:
which bear interest	9,930	-	9,930

2011:
Interest free	30,852	518	31,370
Lease agreement liability	-	-	-
	30,852	518	31,370

Maturity profile of outstanding financial liabilities consists of:

	December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars
Interest free:
Trade payables	-	25,683	-
Short term bank debt	9,930	-	2,660
Government authorities	-	443	-
Employee benefits	-	1,613	-
Other payables	-	3,631	-
Total	9,930	31,370	9,930

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 22  -    FINANCIAL INSTRUMENTS (Cont.)

G.	Liquidity risk management (Cont.)

(2)	Non derivatives financial instruments

The following table presents the Group's maturity profile for its non-derivatives financial instruments based on their contractual maturity. These financial instruments include interest relating to these assets, except for cases when the Group anticipates that the cash flow will occur on a different period.

	1 month	1-3 Months	4-12 Months	1-5 Years	Total
	NIS	NIS	NIS	NIS	NIS
2012
Financial instruments which bear interest	57,563	33,215	-	-	90,777
Financial instruments which do not bear interest	115,061	10,534	-	-	125,595
	172,624	43,749	-	-	216,372

2011
Financial instruments which bear interest	128,074	40,293	-	-	168,367
Financial instruments which do not bear interest	63,671	38,419	141	46	102,277
	191,745	78,712	141	46	270,644

The Financial instruments in the non derivatives financial instruments consist of:

	December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars

Cash and cash equivalents	57,563	34,661	15,420
Financial assets at fair value through profit or loss	158,810	163,430	42,542
Trade receivables	-	57,628	-
Other receivables	-	14,925	-
	216,373	270,644	57,962

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 22   -   FINANCIAL INSTRUMENTS (Cont.)

H.	Exchange rate risk

The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at reporting date are as follows:

	Liabilities		Assets
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	NIS	NIS	NIS	NIS

USD	17,907	10,913	22,760	23,206
EUR	9,042	1,700	3,049	9,125

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

	USD Impact	EUR Impact
	2 0 1 2	2 0 1 2
	NIS	NIS

Profit or loss	485	(599)

	USD Impact	EUR Impact
	2 0 1 1	2 0 1 1
	NIS	NIS

Profit or loss	1,230	742

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

The financial instruments of the Group consist of derivative and non-derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables and other current assets. Non-derivative liabilities include short-term bank credit, trade payables, other current liabilities and long-term loans from banks and others. Derivative assets and liabilities include mainly foreign exchange forward contracts.  Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated otherwise.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 22  -    FINANCIAL INSTRUMENTS (Cont.)

I.	Fair value of financial instruments (Cont.)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

financial assets ‘at fair value through profit or loss’ (FVTPL)
Marketable securities	158,810	-	-	158,810
Total	158,810	-	-	158,810

	December 31, 2011
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

financial assets ‘at fair value through profit or loss’ (FVTPL)
Marketable securities	163,430	-	-	163,430
Total	163,430	-	-	163,430

NOTE 23   -   DISCONTINUED OPERATIONS

A.	Disposal of manufacturing operation

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

The agreement also provides that the Company will be released from any guarantees provided to banks or other entities regarding payment of Shamir Salads promissory notes and those representatives of the Company will resign from the Board of Directors of Shamir Salads.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23  -    DISCONTINUED OPERATIONS (Cont.)

B.	Analysis of profit for the year from discontinued operations

The results of the discontinued operations (i.e. export and manufacturing operation) included in the Income statement are set out below.

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
	NIS	NIS`	NIS	US Dollars
Profit for the year from discontinued operations:
Revenue	-	79,348	77,215	-
Expenses	-	(78,920)	(70,827)	-
Income before tax		428	6,388
Attributable Income tax expense (see (1) below)	-	(135)	(1,488)	-
	-	293	4,900	-

Profit for the sale of discontinued operations	-	5,690	-	-
Attributable Income tax expense (see (1) below)	-	(1,811)	-	-
	-	3,879	-	-
Total Profit for the year from discontinued operations	-	4,172	4,900	-

Profit for the year from discontinued operations attributable to owners of the Company	-	3,962	2,920	-

(1)	Income tax expense relating to sales agreement of Shamir Salads.

	2 0 1 1	2 0 1 1
	NIS	US Dollars

Income for Tax by Israelis Tax Law	6,285	1,683
management fees	1,500	402
	7,785	2,085
Statutory tax rate	25%	25%
The sum includes income tax from ordinary discontinued operation and tax related to profit of the sale of
Discontinued operation.	1,946	521

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24  -    SEGMENT INFORMATION

A.	General

The Group has adopted IFRS 8 Operating Segments with effect from January 1, 2009. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance.

As of December 31, 2012 The Group’s reportable segment under IFRS 8 is Import only.

Import segments - derive its revenues from importing and marketing food products to grocery stores, supermarkets and grocery retail chains.

Until the sales of the Company's subsidiary during 2011 (as mentioned in note 23), the Company's segment information included the manufacturing segment which derived its revenues from manufacturing and marketing food products. As a result the manufacturing segment was sold and the Group’s chief operating decision maker doesn't receive information regarding the manufacturing segment.

B.	Revenues from the main customers of the Import segment

The following is an analysis of the Group's customers who represent more than 10% of the total sales:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
	NIS	NIS	NIS	US Dollars

Customer A	42,325	30,716	29,769	11,338

Customer B	49,446	48,124	33,018	13,246

C.	Revenues from the principal products of the Import segment

The following is an analysis of the Group's principal products that represent more than 10% of the total sales:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
	NIS	NIS	NIS	US Dollars

Canned Vegetables and Pickles	58,076	56,543	56,325	15,557

Dairy and Dairy Substitute Products	74,824	70,317	66,227	20,044

Edible Oils	28,324	27,200	17,385	7,587

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25   -   RELATED PARTIES

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

A.	Transactions with Related Parties

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
	NIS	NIS	NIS	US Dollars

Purchases and sales of goods	272	27	731	73

Participation in expenses with parent company	177	5	146	47

Management fees	2,830	2,780	2,699	758

Bonus	3,529	2,500	4,211	945

Car expenses	424	438	300	114

B.	Balances with Related Parties

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars

Due to officers	(3,740)	(2,612)	(1,002)

Parent company	61	(108)	16

C.	Management Service Agreements

For information regarding Management Services Agreements with Mr. Zwi Williger, Chairman of the Board of Directors of the Company, and Mr. Joseph Williger, a director and President of the Company, through Williger Management Companies, see note 14, "Commitments and Contingent liabilities".

NOTE 26   -   GUARANTEES AND PLEDGES

The Company has pledged all of its assets (including its outstanding share capital and goodwill of the Company) in favor of to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company’s suppliers. The outstanding amount of such letters of credit as of December 31, 2012 was approximately NIS 13,880 thousand (USD 3,718 thousand).

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 26  -    GUARANTEES AND PLEDGES (Cont.)

Secured liabilities of the Group:

	As of December 31,
	2 0 1 2	2 0 1 1	2 0 1 2
	NIS	NIS	US Dollars
	(in thousands)

Bank letters of credit	13,880	12,206	3,718
Bank overdraft	9,930	-	2,660
	23,810	12,206	6,378

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

By:	/s/ Gil Hochboim
Gil Hochboim
Chief Executive Officer

Date:  April 30, 2013

EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (1)
1.2	Articles of Association of the Company, as amended on July 20, 2005 (4)
1.3	Articles of Association of the Company, as amended on October 6, 2011 (8)
2.1	Specimen of Certificate for ordinary shares (2)
4.1	Share Option Plan (2)
†4.2	Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated June 1, 1998 (3)
†4.3	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated August 1, 2005 (4)
†4.4	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated October 23, 2011 (8)
†4.5	Management Agreement between the Company and Zwi W. & Co. Ltd., dated June 1, 1998 (3)
†4.6	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated August 1, 2005 (4)
†4.7	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated October 23, 2011 (8)
†4.8	Lease of Company’s premises with Titanic Food Ltd., dated November 23, 1998 (3)
†4.9	Services Agreement between the Company and Willi-Food, dated April 1, 1997 (3)
†4.10	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (4)
†4.11	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (4)
4.12	Relationship Agreement between the Company, Gold Frost, Willi-Food, Zwi Williger and Joseph Williger dated February 28, 2006 (4)
4.13	Placing Agreement between the Company, Gold Frost, certain officers of Gold Frost and Corporate Synergy dated March 2, 2006 (4)
4.14	Lock In Agreement, between the Company, Gold Frost, Corporate Synergy and certain officers of Gold Frost, dated March 2, 2006 (4)
4.15	Securities Purchase Agreement, dated as of October 25, 2006, among the Company and the investors identified on the signature pages thereto. (5)
4.16	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (5)
4.17	Asset Purchase Agreement, dated as of January 19, 2007, by and among the Company, WF Kosher Food Distributors, Ltd., Laish Israeli Food Products Ltd. and Arie Steiner.(6)
†4.18	Agreement, dated January 2, 2008, between the Company and Mr. Jacob Ginsberg, Mr. Amiram Guy and Shamir Salads (2006) Ltd. (7)
4.19	Share Purchase Agreement, dated February 13, 2008, between Gold Frost and Kirkeby Cheese ExportA/S. (7)

4.20	Shareholders Agreement, dated February 13, 2008, between Gold Frost and Kirkeby Cheese ExportA/S. (7)
4.21	Co-operation Agreement, dated January 1, 2008, between Kirkeby Cheese ExportA/S, Haarby Mejeri/Kirkeby Dairy ApS and Kirkeby International Foods A/S. (7)
†4.22	Sale Agreement, dated July 24, 2012, between the Company and Willi Food Investments Ltd. (*)
8.1	Subsidiaries of the Company (*)
12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
15.(a).1	Consent of Independent Registered Public Accounting Firm (*)

†	English translations from Hebrew original.
(1)	Incorporated by Reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.
(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(5)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.
(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.
(7)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
(8)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.
(*)	Filed Herewith