Form 20-F
period 2013-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2014-04-30
CIK 1030997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

The registrant had 12,974,245 ordinary shares, NIS 0.10 nominal value per share as of December 31, 2013.

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

Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. Dollars or NIS as the case may be, at the rates indicated or at any other rate.  Therefore, unless otherwise stated, the translations of NIS into U.S. Dollars have been made at the rate of NIS 3.471 = $1.00, the representative exchange rate on December 31, 2013.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company,” “Dividends,” “Operating and Financial Review and Prospects,” and “Quantitative and Qualitative Disclosures about Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.  Actual results, performance or events may differ materially from those in such statements due to, without limitation, the risks set forth in "Item 3. Key Information – D. Risk Factors", including the following:

●	changes affecting currency exchange rates, including the NIS/U.S. Dollar exchange rate;
●	payment default by, or loss of, one or more of our principal clients;
●	the loss of one or more of our key personnel;
●	termination of arrangements with our suppliers, and in particular Arla Foods amba;
●	increasing levels of competition in Israel and other markets in which we do business;
●	increase or decrease in global purchase prices of food products;
●	interruption to our storage facilities;
●	our inability to accurately predict consumption of our products or changes in consumer preferences;
●	product liability claims and other litigation matters;
●	our insurance coverage may not be sufficient;
●	our operating results may be subject to variations from quarter to quarter;
●	our inability to successfully compete with nationally branded products;
●	our inability to successfully integrate our acquisitions;
●	our inability to protect our intellectual property rights;
●	significant concentration of our shares are held by one shareholder;
●	we are controlled by and have business relations with Willi-Food Investments Ltd. and its management;
●	the price of our ordinary shares may be volatile;
●	our inability to meet the Nasdaq listing requirements;
●	our inability to maintain an effective system of internal controls;
●	all of our assets are pledged to creditors ;
●	changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;
●	economic conditions in Israel;
●	changes in political, economic and military conditions in Israel, including, in particular, economic conditions in the Company’s core markets; and
●	our international operations may be adversely affected by risks associated with international business.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following selected consolidated financial data for each of the years in the three-year period which ended December 31, 2013, 2012 and 2011 are derived from our audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with IFRS as issued by IASB. The selected consolidated financial data for the years ended December 31, 2010 and 2009 is derived from our audited consolidated financial statements not appearing in this report. All of the financial data set forth below are in thousands (except share and per share amounts). You should read the following selected consolidated financial data in conjunction with "Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto appearing elsewhere herein. Historical results are not necessarily indicative of any results to be expected in any future period.

Recent Exchange Rates of NIS to one U.S. Dollar

The table shows the high and low exchange rate of NIS per one U.S. Dollars for the last six months:

	High	Low
November 2013	3.569	3.519
December 2013	3.530	3.471
January 2014	3.507	3.483
February 2014	3.549	3.496
March 2014	3.504	3.459
April 2014 (through April 22, 2014)	3.549	3.459

The representative exchange rate for NIS on December 31, 2013 was NIS 3.471= $1.00, and the representative exchange rate for NIS on April 22, 2014 was NIS 3.484 = $1.00.

The average exchange rate of NIS 3.610 = USD 1.00 was for the year ended December 31, 2013, NIS 3.858 for the year ended December 31, 2012, NIS 3.579 for the year ended December 31, 2011, 3.732 for the year ended December 31, 2010 and 3.933 for the year ended December 31, 2009.

Income Statement Data:
In accordance with IFRS

	2013		2012	2011	2010	2009
	NIS	USD	NIS	NIS	NIS	NIS
Revenue	336,032	96,811	286,509	264,404	271,143	230,134
Cost of revenues	252,355	72,704	217,468	202,699	194,957	165,134
Gross profit	83,677	24,107	69,041	61,705	76,186	65,000
Selling expenses	35,130	10,121	28,915	27,482	31,077	22,586
General and administrative expenses	19,408	5,591	16,715	17,375	17,818	15,887
Other (Income) expenses	(54)	(16)	(46)	(240)	(96)	(5,330)
Total operating expenses	54,484	15,696	45,584	44,617	48,799	33,199
Operating profit	29,193	8,411	23,457	17,088	27,387	31,801
Finance income	13,008	3,748	8,716	1,480	5,543	2,744
Finance expense	876	252	410	313	666	420
Finance income, net	12,132	3,496	8,306	1,167	4,877	2,324
Profit before taxes on income	41,325	11,907	31,763	18,255	32,264	34,125
Taxes on income	(9,517)	(2,742)	(7,757)	(3,906)	(6,991)	(4,869)
Profit from continuing operations	31,808	9,165	24,006	14,349	25,273	29,256
Profit from discontinued operations	-	-	-	4,172	4,884	2,272
Profit for the year	31,808	9,165	24,006	18,521	30,157	31,528
Attributable to:
Owners of the Company	31,808	9,165	24,006	18,311	28,177	30,436
Non-controlling interest	-	-	-	210	1,980	1,092
Net Income	31,808	9,165	24,006	18,521	30,157	31,528
Basic and diluted earnings per Share from continuing operations	2.45	0.71	1.85	1.06	1.96	2.85
Basic and diluted earnings (loss) per Share from discontinued operations	-	-	-	0.29	0.22	0.11
Basic and diluted earnings (loss) per Share	2.45	0.71	1.85	1.35	2.18	2.96
Shares Used in Computing Earnings per Share	12,974,245	12,974,245	12,977,481	13,534,954	12,876,294	10,267,893
Dividend declared per share	-	-	-	-	-	-

Balance Sheet Data:
In accordance with IFRS

	2013		2012	2011	2010	2009
	NIS	USD	NIS	NIS	NIS	NIS
Working capital	325,926	93,900	292,596	267,204	249,044	148,359
Total assets	395,048	113,815	384,717	347,683	367,284	282,719
Short-term bank debt	18	5	9,930	-	5,780	10,372
Shareholders' equity	365,843	105,399	333,761	310,317	306,872	206,480
Capital stock	12,974,245	12,974,245	12,977,481	13,534,954	12,876,294	10,267,893

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

Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivables. Despite our large number of clients (approximately 1,500 in Israel and abroad), a significant part of our sales is made to a limited number of customers (mainly the organized market). Our two largest customers, Shufersal Ltd. and Mega Retail Ltd. (Blue Square), accounted for 31% of our sales in 2013. We generally do not require and do not receive collateral from those customers, although we do require and receive collateral from most of the remainder of our clients in Israel to ensure security of collecting payments. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major clients defaults on its payment obligations to us, we will not possess sufficient security to collect the entire debt.

We depend on a small number of principal clients who have in the past bought our products in large volumes. We cannot assure that these clients or any other client will continue to buy our products in the same volumes, on the same terms or at all.

Despite our wide dispersion of clients, we have two major clients, Shufersal Ltd. and Mega Retail Ltd., both of which own, among other things, supermarket chains, which accounted for approximately 19% and 12%, respectively, of our revenue during 2013. We do not have long term purchase contracts with our clients, and our sales arrangements with our clients do not have minimum purchase requirements. We cannot assure that our major clients will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Their failure to do so may significantly reduce our sales. Losing one or more of them may adversely affect our business results. In addition, we cannot assure that we will be able to attract new customers.

We are dependent on our key personnel. The loss of any of our key personnel could have a material adverse effect on our business.

We depend on a small number of technical staff, managers and directors, including management services provided to us by Zwi Williger and Joseph Williger, through management companies that they control, each of whom holds senior management positions with us. We do not have any key-man life insurance policy on either Zwi Williger or Joseph Williger. On March 2, 2014, the Company announced an agreement between Mr. Zwi Williger and Mr. Joseph Williger and Emblaze Ltd. pursuant to which Mr. Zwi Williger and Mr. Joseph Williger agreed to sell their controlling stake (58.04%) in Willi-Food to Emblaze, which sale is expected to be completed on or about May 4, 2014. Pursuant to the agreement, Mr. Zwi Williger and Mr. Joseph Williger have agreed to continue to serve as chairman of the board and president, respectively, or as joint chief executive officers, of the Company for an additional period of between 18 months and three years from September 2014 (the length of service will vary depending on whether or not their service agreements are re-approved at the Company's next annual general meeting). See "Item 7. Major Shareholders and Related Party Transactions – 7A. Related Party Transactions".The loss of either or both of Mr. Zwi Williger and Mr. Joseph Williger could have a material adverse effect on our business and operations.

We are dependent on Arla Foods amba, or "Arla", and we also work with a limited number of other key suppliers. If these suppliers raise prices or terminate their engagement with us, our operating results could be adversely affected.

We are dependent on Arla, which supplies a high percentage 45% (47% in 2012) of our dairy and dairy substitute products (although no single company supplies a majority of any of our products). Terminating the engagement with any supplier, and Arla in particular, or a material change in the engagement terms for purchasing products from those suppliers may have an adverse effect on our results of operations. We have a distribution agreement with Arla pursuant to which we serve as Arla’s sole and exclusive agent and distributor in Israel of certain products for a ten-year period from March 2005. See “Item 4.  Information on the Company – B. Business Overview – Suppliers”. If this supplier raises its prices, our operating results may be adversely affected. See risk factor below - "Increases or decreases in global product prices have in the past, and in the future may continue to have a material adverse effect on our profitability". We believe that there are alternative suppliers for purchasing our products; however, we cannot assure that the products of the alternative suppliers will become immediately available and that the terms of purchase will be similar to the current ones.

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

We hold inventory of basic foodstuffs (such as preserved food, edible oils, pasta and rice) and other food products, and we accumulate inventories of these products based on our prediction of the consumption of these products by our customers.  If actual consumption does not meet the prediction, and the shelf life of such products expires or we cannot otherwise sell such products, this may materially and adversely affect our financial condition and results of operations. On the other hand, to the extent we do not have adequate inventory of these critical products (due, for example, to an emergency situation or our failure to predict the rate of consumption of our products), we will not be able to meet the needs of our customers and our potential revenues may be adversely affected.

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

We market certain products under the trademarks “Willi-Food”, “Pizza Top”, “Gold Food”, "Donna Rozza", "Manchow", "Krisponim", "Bubbles", “Gold Frost”, "Habulgaria", "Tifeeret", "ICHOC" and "GELATO", "Say cheese", "Pasta Mia". Although we have registered trademarks for these brands, we cannot assure that the degree of protection these and other trademarks offer will be sufficient to protect our rights in these marks.

One shareholder owns a large percentage of our shares.

As of April 22, 2014, Willi-Food Investments Ltd. which we refer to as Willi-Food, owned approximately 58.17% of our ordinary shares. Mr. Joseph Williger, who serves as President and as a director of our company held, as of April 22, 2014, approximately 20.29% of the outstanding shares of Willi-Food (approximately 19.29% on a fully-diluted basis). Mr. Zwi Williger, who serves as Chairman of the Board of our company held, as of April 22, 2014 approximately 37.80% of the outstanding shares of Willi-Food (approximately 35.92% on a fully-diluted basis). On March 2, 2014, the Company announced an agreement between Mr. Zwi Williger and Mr. Joseph Williger and Emblaze Ltd. pursuant to which Mr. Zwi Williger and Mr. Joseph Williger agreed to sell their controlling stake (58.04%) in Willi-Food to Emblaze, which sale is expected to be completed on or about May 4, 2014. See "Item 7. Major Shareholders and Related Party Transactions – 7A. Related Party Transactions".

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

Willi-Food, Mr. Zwi Williger (as of April 22, 2014 a 37.80% shareholder of Willi-Food and the Chairman of our Board of Directors), and Mr. Joseph Williger (as of April 22, 2014 a 20.29% shareholder of Willi-Food, a director and our President) have been and continue in certain cases to be party to certain agreements and arrangements relating to our operations. Such transactions include service and employment arrangements between each of Messrs. Joseph and Zwi Williger and us, and a service agreement we have with Willi-Food. All such transactions include consideration. On March 2, 2014, the Company announced an agreement between Mr. Zwi Williger and Mr. Joseph Williger and Emblaze Ltd. pursuant to which Mr. Zwi Williger and Mr. Joseph Williger agreed to sell their controlling stake (58.04%) in Willi-Food to Emblaze, which sale is expected to be completed on or about May 4, 2014.  See "Item 7. Major Shareholders and Related Party Transactions – 7A. Related Party Transactions".

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

Mr. Zwi Williger and Mr. Joseph Williger have signed an agreement to transfer control of Willi-Food to Emblaze Ltd. Although Mr. Zwi Williger and Mr. Joseph Williger have agreed to continue to serve the Company for an additional period, Emblaze has no experience in the development, import, export, and marketing of food products.

On March 2, 2014, the Company announced that Zwi Williger and Joseph Williger, the controlling shareholders of Willi-Food, our controlling shareholder, signed an agreement with Emblaze Ltd, a company listed on the London Stock Exchange, to sell their controlling stake (58.04%) in Willi-Food to Emblaze, subject to the receipt of the Israeli Anti-Trust Authority's approval and the other terms described in the agreement. See "Item 7. Major Shareholders and Related Party Transactions – 7A. Related Party Transactions". This transaction is expected to be completed on or about May 4, 2014. Although Zwi Williger and Joseph Williger have agreed to continue to serve as chairman of the board and president, respectively, or as joint chief executive officers, of the Company for an additional period of between 18 months and three years from September 2014 (the length of service will vary depending on whether or not their service agreements are re-approved at the Company's next annual general meeting), Emblaze, formerly a global technology company mainly in the IT, software and mobile sectors, has no experience in the development, import, export, and marketing of food products, and there is no guarantee that the Company will be managed in the same way following the closing of the transaction.

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

Since the beginning of 2014, our stock price has been trading in a range from $7.00 to $8.91 per share. Under Nasdaq’s Marketplace Rule 5450(a)(1) (the “Rule”), any company whose shares have a closing bid price less than $1.00 for 30 consecutive business days may be subject to a delisting proceeding by Nasdaq. We now satisfy this requirement as our stock price is well above $1.00 per share. If we fail to meet the continued listing criteria under the Rule, our ordinary shares may be delisted from trading on the Nasdaq Capital Market.

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

In addition, in 2011 to mid-2012 our business results were adversely affected by the national protest against the cost of food products, pressuring us to decrease our selling prices to our customers. The pressure from such protests decreased during 2012 and 2013. However, the result of such protests continues to affect the food industry and the level of pricing. An ongoing consumer demand for price reductions may have a material adverse effect on us and our financial performance.

We may be affected by political, economic and military conditions in Israel and the Middle East.

We are incorporated under the laws of the State of Israel, our principle offices are located in central Israel and some of our officers, employees and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel have a direct influence on us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect our operations.  During the winter of 2012, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip. This conflict involved missile strikes by Hamas against civilian targets in various parts of Israel and negatively affected business conditions in Israel.  Ongoing or revived hostilities related to Israel may have a material adverse effect on our business and on our share price. The recent revolutions and political uncertainty in surrounding countries, including Egypt and Syira, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised concerns regarding security in the region and the potential for armed conflict. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular.

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

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business.

Additionally, several Arab countries restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. From time to time pro-Arab organizations in various locations around the world promote local boycotts of products from Israel. Prompted by political, religious or other factors, these and other restrictive laws or policies directed towards Israel and Israeli businesses may affect our financial condition and results of operations.

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

The Company was incorporated in Israel in January 1994 under the name G. Willi-Food Ltd. and commenced operations in February 1994. It changed its name to G. Willi-Food International Ltd. in June 1996. The Company's corporate headquarters and principal executive offices are located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106, Israel.  The Company's telephone number in Israel is +972 8-9321000, its fax number is +972-8-9321001, its e-mail address for communications is willi@willi-food.co.il and its Web site is www.willi-food.com.

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

On May 20, 2008, a special general meeting of Gold Frost approved the cancellation of its ordinary share listing to the AIM Market of the London Stock Exchange.  The cancellation of Gold Frost's AIM admission took place on May 27, 2008. On July 27, 2009, the Company announced that it had successfully completed a tender offer for all of the issued and outstanding share capital of Gold Frost which was not already held by the Company. The Company paid an aggregate amount of approximately £370,430 ($619,198) for all such shares and depositary interests.

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

On March 2, 2014, the Company announced an agreement between Mr. Zwi Williger and Mr. Joseph Williger and Emblaze Ltd. pursuant to which Mr. Zwi Williger and Mr. Joseph Williger agreed to sell their controlling stake (58%) in Willi-Food, our controlling shareholder, to Emblaze. This transaction is expected to be completed on or about May 4, 2014. See "Item 7. Major Shareholders and Related Party Transactions – 7A. Related Party Transactions".

CAPITAL EXPENDITURES

Our capital expenditures were $1.11 million, $0.91 million and $0.76 million for the three years ended December 31, 2013, 2012 and 2011, respectively. For more information, see "Item 4D. Property, Plants and Equipment".

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

During the last five years, the Company has acquired controlling interests in several businesses and has formed joint ventures with other businesses. Some of these businesses were not successful and, accordingly, the Company sold them at prices similar to the original acquisition costs. One of these businesses (Shamir Salads) was sold by the Company in 2011 at 2.7 times of the original acquisition cost. The Company continues to re-evaluate its strategic position and to consider other business opportunities. As part of this re-evaluation, the Company also considers forming strategic alliances with or entering into different lines of business.

As of April 22, 2014, the Company’s principal shareholder, Willi-Food, held approximately 58.17% of the Company’s outstanding share capital. The primary assets of Willi-Food are the Company’s ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions”. Willi-Food’s securities are traded on the Tel Aviv Stock Exchange.

Business Strategy

The Company’s business strategy is:

•
to promote the “Willi-Food” brand name and other brand names used by the Company (such as "Gold Frost" and "Tifeeret") and to increase market penetration of products  through marketing efforts and advertising campaigns;

•	to expand its current food product lines and diversify into additional product lines, as well as to respond to market demand;and

•	to expand the Company's activity in the international food markets, mainly in the U.S. and Europe.

•	Utilizing management’s expertise in identifying market demand and preferences, as well as its supplier sourcing abilities, the Company intends:

•	to continue to locate, develop and distribute additional food products, some of which may be new to Israeli consumers;

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

The principal products in the import segment product line are as follows:

•
Canned Vegetables and Pickles:  including mushrooms (whole and sliced), artichoke (hearts and bottoms), beans, asparagus, capers, corn kernels, baby corn, palm hearts, vine leaves (including vine leaves stuffed with rice), sour pickles, mixed pickled vegetables, pickled peppers, an assortment of black and green olives, filled olives, garlic, roasted eggplant sun and dried tomatoes. These products are imported primarily from China, Greece, Thailand, Turkey, India, and the Netherlands.

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

•
Dried Fruit, Nuts and Beans:  including figs, apricots and organic apricots, chestnuts organic chestnuts, sunflower seeds, sesame seeds, walnuts, pine nuts, cashews, banana chips, pistachios and peanuts. These products are primarily imported from Greece, Turkey, India, China, Thailand and the United States.

•
Other Products:  including, among others, instant noodle soup, frozen edamame soybeans, freeze dried instant coffee, bagels, breadstick, coffee creamers, lemon juice, halva, Turkish delight, cookies, vinegar, sweet pastry and crackers, sauces, corn flour, rice, rice sticks, pasta, organic pasta, spaghetti and noodles, frozen pizzas and pastries, ice cream, breakfast cereals, corn flakes, rusks, couscous, rusks, gnocchi, tortilla, dried apples snacks, chocolate bars and chocolate paste, tea, deserts (such as tiramisu and pastries), light and alcoholic beverages (such as ouzo, sangria and mohito), and "Green Cola" (a kosher carbonated soft drink naturally sweetened by stevia plants). These products are primarily imported from the Netherlands, Germany, Romania, Italy, Greece, Belgium, the United States, Scandinavia, Switzerland, China, Thailand, Turkey, India, and South America.

Products

The products that generated the largest sales volume for the year ended December 31, 2013 were dairy and dairy substitute products (26% of sales), canned vegetables (18% of sales) and edible oils (less than10% of sales).

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

We do not generally enter into written agency or other agreements with our suppliers. However, we have written agreements with 24 foreign suppliers that confirm our exclusive appointment as the sole agent and/or distributor of such suppliers, either with respect to a specific product or with respect to a line of products, within the State of Israel. These exclusivity rights have generally been granted for periods of 12 – 36 months and are automatically extendable unless terminated by either party upon prior notice, and in certain cases are conditioned upon our compliance with certain minimum purchase requirements. The suppliers from which we received such written agreements accounted for 27% and 38% of our purchases in 2013 and in 2012, respectively. In a few instances we did not fulfill the minimum purchase requirements of such agreements, but no supplier has ever terminated its agreement with us due to our failure to comply with such minimum purchase requirements. Our purchases are not motivated by a desire to meet such minimum purchase requirements, and the considerations in purchasing products from these suppliers are identical to those for purchasing from other suppliers.

In 2013, no single supplier, including Arla, accounted for more than 10% of our total purchases. In 2012, Arla accounted for 13% of our total purchases. The average volume of our credit balance with our suppliers in 2013 was NIS 22.0 million (US$ 6.3 million) consisting of 30 days of suppliers credit on average, in 2012 it was NIS 26.2 million (US$ 7.5 million) consisting of 42 days of suppliers credit on average and in 2011 it was NIS 38.4 million (US$ 11.1 million) consisting of 58 days of suppliers credit on average.

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

The first group of customers above includes the largest Israeli supermarket chains in the organized market in Israel, including: (i) Shufersal Ltd. (including the chains: Shufersal Deal, Shufersal Deal Extra, Shufersal Sheli, Shufersal, Yesh Bashcuna, Yesh Heshed and Shufersal Express); (ii) Mega Retail Ltd. (which also includes Mega, MegaBool, Mega in the City, You and Zol B'Shefa); and (iii) Co-Op Israel (which also includes Co-Op Shop, Mister Zol and Pashut Zol). The Company contracts with the supermarket chains in the organized market through the buyers in the head office of the supermarket chain, and then the Company receives orders from the supermarket chain's logistics center or directly from their stores. Merchandise is then delivered directly to each branch or to the supermarket’s chain distribution centers.

The second group of customers above includes private supermarket chains, mini-markets, wholesalers, food manufacturers, institutional consumers, such as catering halls, hotels, hospitals, food service companies and food producers, governmental customers such as the Israeli Ministry of Defense, as well as customers in the Palestinian Authority.

The Company's sales by customer group for the years ended December 31, 2013 and 2012 are as follows:

	Percentage of Total Sales Year Ended December 31
Customer Groups	2013	2012
Supermarket chains in the organized market	33%	33%
Private supermarket chains, mini-markets, wholesalers, manufacturers, institutional consumers, governmental customers and customers in the Palestinian Authority	67%	67%
	100%	100%

The Company's largest customer (Shufersal Ltd., a supermarket chain in the organized market) accounted for 19% and 17% of the Company's sales in 2013 and 2012, respectively. The Company's second largest customer (Mega Retail Ltd. (Blue Square), a supermarket chain in the organized market) accounted for 12% and 15% of the Company's sales in 2013 and 2012, respectively.

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

The average aggregate debit balance of the Company's customers with the Company in 2013 was NIS 80.2million (USD 23.1million) and the average time period within which our accounts receivable were paid was 74 days, in 2012 it was NIS 66 million (USD 19 million) and the average time period within which our accounts receivable were paid was 72 days and in 2011 it was NIS 81.6 million (USD 23.5 million) and the average time period within which our accounts receivable were paid was 76 days.

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

The Company's bad debt expenses (income) for the years ended December 31, 2013, 2012 and 2011 were to NIS 342 thousand (USD 98.5 thousand), NIS 11 thousand (USD 3 thousand) and NIS 109 thousand (USD 31.4 thousand), respectively.

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

Sales are made by the placement of customers’ orders (except for part of the dairy and dairy substitute products), which are directed to the Company’s regional office and placed by the sales personnel or directly by the customers. Orders are delivered by the Company’s transport network (including two freezing trucks, five refrigeration trucks, three regular trucks and eight combined trucks) and by independent transporters.  In certain cases, the Company transports products directly from port to customers, utilizing the services of independent transporters. In some instances, the Company transfers the merchandise to the logistics centers of the supermarket chains, and the supermarket chains themselves are responsible for the distribution of the merchandise to their chain stores for a commission charged to the Company.

The sale of most of the dairy and dairy substitute products is performed by “van sale” sales agents using small terminals. The sales agents supply these products immediately from the stock of products in the refrigeration trucks in which they travel.

Some of the marketing and distribution to institutional clients in the private sector (such as hotels, police, prisons, the Ministry of Defense and "kibbutz" collective settlements) is done by winning tenders, direct distribution or by wholesalers.

With imported products, the Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 76 days. Occasionally, the Company may take advantage of low priced merchandise and purchase larger amounts than usual of a product with long shelf life. In those cases, the inventory may be sufficient to meet market requirements for more than 90 days. Products ordered by customers in full container loads are generally forwarded directly to the customers’ facilities without being stored in the Company’s facilities. The Company does not regularly maintain a significant backlog of orders from customers; orders received by customers are generally filled within one week. The Company’s inventory as of December 31, 2013 amounted to NIS 54.0 million (USD 15.6 million) compared with NIS 49.3 million (USD 14.2 million) as of December 31, 2012.

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

To the Company's knowledge, several of its competitors (Shemen, Taaman and Solbar with respect to edible oils, Fodor (Starkist and Yona), Posidon and Williger of the Neto Group, Filtuna, the new Vita Pri HaGalil and Shastowits with respect to fish products, the new Vita Pri HaGalil, Yachin-Zan laKol, Williger of the Neto Group, and Johnson with respect to canned vegetable and canned fruit products, Osem, Barila, the new Vita Pri HaGalil, Williger of the Neto Group and Tomer with respect to pasta products, Tnuva, Tara, Strauss, Seyman, Gad Dairy and Meshek Zuriel with respect to dairy and dairy substitute products, Strauss, Nestle, Ben & Jerry's, General Miles (Haagen Dazs) and Feldman with respect to ice cream, for example) are substantially more established, have greater market recognition and have greater financial, marketing, human and other resources than those of the Company. If any of the Company’s major competitors materially reduces prices, the Company would experience significantly more competitive pressure and a decrease in profitability. The Company cannot predict whether it could successfully compete with these pressures and, if it were unable to do so, the Company’s business would be adversely impacted.

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

The Company also markets cheeses and cheese substitutes such as "SAY CHEESE", which was registered in Israel in July 2012, "EMMA ", which was submitted for registration in May 2013, "Habulgaria", which was registered in Israel in February 2009, and pizza under the trademark "Pizza Top", which was registered in Israel in September 2002. In February 2006, the Company entered into an agreement with Gold Frost under which the Company assigned to Gold Frost all its rights, title and interest in the trademark "Pizza Top".

The Company also markets certain products under the trademark "Gold Food", which was registered in Israel in November 2002 for different uses in the food industry.

The Company also markets breakfast cereals under the trademark "Bubbles", which was registered in Israel in December 2006, markets snacks under the trademark "Krisponim," which was registered in Israel in January 2007, and markets frozen edamame soybeans under the trademark "Manchow," which was registered in Israel in June 2007.

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

Other products marketed by the Company under their original brand name are “Completa”, "Raskas", "Del Monte", "Danesita", "Nobeleza Gaucha", "Hazer Baba", "Sera", "Daawat", "Zanetti", "Ferro", "Hahne", "Arla", "Pasta Mia", "Gelato", ICHOC", "Castello" and "Lurpak". The Company imports several products for the Shufersal chain under the brand name “Shufersal”. The Company also imports several products for the Mega retail chain under the brand "Mega".

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

In June 2011 a national protest began against the rise of prices of dairy products in Israel. This protest stirred the dairy industry, and the government formed a committee to discuss the issue of non-competition in the Israeli dairy market. Accusations were made between dairy product manufacturers and the supermarket chains regarding responsibility for the increase in prices, but eventually prices of dairy products were reduced. In July 2011, the movement evolved from the dairy products protest to a tent city in Tel Aviv protesting the cost of housing, and a broad populist movement against the relatively high cost of living in Israel. As a result of a mass demonstration in the beginning of August 2011 gathering 300,000 demonstrators, or 4% of the Israeli population, the Israeli government announced the creation of a committee of experts and ministers leaded by Prof. Manuel Trajtenberg, former national economic adviser, to study the protesters' demands and to formulate a plan to deal with the burden on the middle class. In September 2011, the Trajtenberg committee submitted it recommendations on socioeconomic change and the Israeli cabinet approved them in October 2011. Among of the committee's recommendations was a proposal to lower certain customs duties on imported food products. As result of that, the Company and its subsidiaries received various permits from late 2011, though 2013 to import various hard chesses with reduced customs duties. In addition custom duties on several other products imported or potentially imported by the Company were significantly reduced during 2013 and the beginning of 2014. For more information, see "Item 5. Operating and Financial Review and Prospectus – 5D. Trend Information".

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

The Company’s principal shareholder, Willi-Food, as of April 22, 2014, held approximately 58.17% of the Company’s outstanding share capital. The primary assets of Willi-Food are the Company’s ordinary shares. Willi-Food was established on November 27, 1992 and its securities have been traded on the Tel Aviv Stock Exchange since January 1993.

The Company, as of April 22, 2014, had seven active subsidiaries and one non-active subsidiary:

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

The Company's principal executive offices are situated at a logistics center in the northern industrial zone of Yavne, at 4 Nahal Harif St., Israel, 35 km south of Tel Aviv. In August 2005, the Company purchased the land on which its current logistics center is located from Titanic Food Ltd. ("Titanic”), a private Israeli company controlled by Messrs. Joseph Williger, the Company's President and a director, and Zwi Williger, the Company's Chairman of the Board, at the same price that it was purchased by Titanic. The logistics center is 8,600 square meters (approximately 77,400 square feet) and is located on a plot of 19,000 square meters (approximately 171,000 square feet). The current logistics center replaced the previous logistics center, located nearby, which the Company leased from Titanic. The current logistics center was financed mainly by the funds that were raised in a private placement in October 2006.

Before the transition to the current logistics center, the Company made greater use of so-called "free" warehouse services, mainly in the area of the Ashdod seaport. The Company was charged only for storage per container (i.e., there was no charge for rental when containers were not stored there). The Company's expenses for usage of free warehouses services in the years 2013 and 2012 – NIS 1,110 thousand (USD 319.8 thousand) for the year ended December 31, 2013 and NIS 234 thousand (USD 67.4 thousand) for the year ended December 31, 2012. The increase in cost of using "free" warehouse services in fiscal 2013 compared to fiscal 2012 was primary due to increased activity in chilled and frozen products . The expenses of these services for the year ended December 31, 2011 were NIS 273 thousand (USD 78.7 thousand).

As of December 31, 2013, the Company owned two freezing trucks, five refrigeration trucks (each with a capacity of 7.5 to 12 tons), three regular trucks (each with a capacity of 15 to 27 tons) and nine combined trucks (each with capacity of 12 to 27 tons).

Since January 22, 2008, the Company has been operating the Yavne facility under a municipal business license as required under Israeli applicable law. The license has been granted permanently.

The total investment  in the new logistics center (including the land which the Company purchased from Titanic) until December 31, 2013 amounted to NIS 46.6 million (USD 13.4 million).

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto submitted in this Annual Report. The Company's financial statements as of December 31, 2013 and for the year then ended have been prepared in accordance with IFRS and interpretations issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP. In accordance with the instructions of the Israeli Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS)”, which was published in July 2006, we adopted IFRS as issued by the IASB, with effect from January 1, 2008, based upon the guidance in IFRS 1, "First-time adoption of IFRSs", and have prepared our financial statements according to IFRS. Following our adoption of IFRS, as issued by the IASB, we are no longer required to reconcile our financial statements prepared in accordance with IFRS to U.S. GAAP.

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

The Company believes that it successfully coped with the global economic slowdown and the changes in the economic environment that affected the Company's local market as well as its customers. The Company also believes that the measures that it took, including expanding its product lineup, introducing new products, increasing sales of higher margin products and adjusting the sale prices of its products to consumers in accordance with product prices of the Company's suppliers, has positioned the Company for future growth.   The Company remains focused on maximizing long-term profitability and believes that it will continue to benefit from a multi-channel approach and broad kosher product base that addresses a consumer trend toward more health-conscious food choices. The Company will continue to focus on controlling expenses and import costs to keep its prices competitive.

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

For convenience purposes, the financial data for the years ended December 31, 2013, 2012 and 2011 has been translated into U.S. Dollars using the representative exchange rate. This rate as of December 31, 2013 was NIS 3.471 = USD 1.00.

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

Allowance for customer returns

In determining the accrual for customer returns, management considers past experience for each specific type of the product.

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

3.	Useful lives of property, plant and equipment

 The management of the Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period in order to determine the amount of depreciation expense to be recorded. The useful life of an asset is estimated at the time the asset is acquired based on historical experience, the expected usage, wear and tear of the asset. Changes in industry conditions may cause the estimated period of use or the value of these assets to change. We perform periodic reviews to confirm the appropriateness of estimated economic useful lives for each class of fixed assets. These factors could cause management to conclude that impairment indicators exist and require that impairment tests be performed, which could result in management determining that the value of long-lived assets is impaired, resulting in a write-down of the long-lived assets. For the two years ended December 31, 2013, no changes in assets useful lives were recorded.

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

The following table sets forth for the periods indicated, the correlation (in percentages) between items from the Company’s statements of operations to its total sales for such periods:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Revenues	100%	100%	100%
Cost of Sales	75.10%	75.90%	76.66%
Gross Profit	24.90%	24.10%	23.34%
Selling Expenses	10.45%	10.09%	10.39%
General and Administrative Expenses	5.78%	5.83%	6.57%
Other (Income)	(0.02)%	(0.02)%	(0.09)%
Operating profit	8.69%	8.19%	6.46%
Financial Income, Net	3.61%	2.90%	0.44%
Profit before taxes on income	12.30%	11.09%	6.90%
Taxes on income	2.83%	2.71%	1.48%
Profit from continuing operations	9.47%	8.38%	5.43%
Profit from discontinued operations	-	-	1.58%
Profit for the year	9.47%	8.38%	7.00%
Attributable to:
Owners of the Company	9.47%	8.38%	6.92%
Non-controlling interest	-	-	0.08%
Net Income	9.47%	8.38%	7.00%

Year Ended December 31, 2013 Compared With Year Ended December 31, 2012

Revenues.  Revenues for fiscal 2013 increased by NIS 49,523 thousand (USD 14,268 thousand), or 17.3%, to NIS 336,032 thousand (USD 96,811 thousand) from NIS 286,509 thousand (USD 82,544 thousand) recorded in fiscal 2012.

The increase in revenues in fiscal 2013 compared to fiscal 2012 was primarily due to increased marketing efforts, increased awareness and growing demand from domestic and international customers for the Company's quality kosher products and introduction of new products in 2011-2012. In addition, and as a consequence of the national protest in Israel in 2011 against the high cost of living and the cost of food products, the Company gained from a shift in behavior in Israel, as cost-conscious consumers recognized its products as a viable alternative to higher-cost leading brands.

Cost of Sales.  Cost of sales for fiscal 2013 increased by 16.04% to NIS 252,355 thousand (USD 72,704 thousand), or 75.1% of revenues, from NIS 217,468 thousand (USD 62,653 thousand), or 75.9% of revenues recorded in fiscal 2012.  The increase in cost of sales in fiscal 2013 compared to fiscal 2012 was primary due to the increase in sales.

Gross Profit.  Gross profit for fiscal 2013 increased 21.2% to NIS 83,677 thousand (USD 24,107 thousand), or 24.9% of revenues, from NIS 69,041 thousand (USD 19,891 thousand), or 24.1% of revenues recorded in fiscal year 2012.  The increase in gross profit and gross margins in fiscal 2013 compared to fiscal 2012 was primary due to a favorable mix of product revenue during 2013 as sales of higher gross margin products increased faster than sales of lower gross margin products.

Selling Expenses.  Selling expenses for fiscal 2013 increased by 21.49% to NIS 35,130 thousand (USD 10,121 thousand), or 10.45% of revenues, from NIS 28,915 thousand (USD 8,330 thousand), or 10.1% of revenues recorded in fiscal 2012.

The increase in selling expenses was primarily due to selling promotions activities and due to the increase in fiscal 2013 revenues compared to fiscal 2012 revenues and was comprised of an increase of NIS 3,221 thousand (USD 928 thousands) in sales and promotion expenses activities in fiscal 2013 to NIS 10,419 thousand (USD 3,002 thousand) from NIS 7,198 thousand (USD 2,074 thousand) in fiscal 2012, and an increase of NIS 2,831 thousand (USD 815 thousand) in logistic and maintenance expenses in fiscal 2013 to NIS 16,193 thousand (USD 4,665 thousand) from NIS 13,362 thousand (USD 3,850 thousand) recorded in fiscal 2012.

General and Administrative Expenses. General and administrative expenses for fiscal 2013 increased by 16.11% to NIS 19,408 thousand (USD 5,591 thousand), or 5.78% of revenues, from NIS 16,715 thousand (USD 4,816 thousand), or 5.83% of revenues recorded in fiscal 2012.

The increase in general and administrative expenses was mainly attributed to an increase of NIS 1,063 thousand (USD 306 thousand) in management profit-related bonuses expenses in fiscal 2013 to NIS 4,592 thousand (USD 1,323 thousand) recorded in fiscal 2013 from NIS 3,529 thousand (USD 1,017 thousand) recorded in fiscal 2012, an increase of NIS 480 thousand (USD 138 thousand) in salaries and professional fee expenses in fiscal 2013 to NIS 11,036 thousand (USD 3,179 thousand) recorded in fiscal 2013 from NIS 10,556 thousand (USD 3,041 thousand) recorded in fiscal 2012 and an increase of NIS 351 thousand (USD 101 thousand) in bad and doubtful debts expenses in fiscal 2013.

Other Income.  Other income for fiscal 2013 amounted to NIS (54) thousand (USD 16 thousand), compared to NIS 46 thousand (USD 13 thousand) recorded in fiscal 2012.  Other income for the both fiscal 2013 and fiscal 2012 mainly comprised of capital gains on sales of fixed assets such as used vehicles and trucks.

Operating Profit.  Operating profit for fiscal 2013 increased by NIS 5,736 thousand (USD 1,653 thousand), or by 24.45% to NIS 29,193 thousand (USD 8,411 thousand), or 8.69% of revenues, from NIS 23,457 thousand (USD 6,758 thousand), or 8.2% of revenues recorded in fiscal 2012.

Financing Income, Net.  Financing income, net, for fiscal 2013 increased by 46.06% to NIS 12,132 thousand (USD 3,496 thousand) compared to NIS 8,306 thousand (USD 2,393 thousand), recorded in fiscal 2012.

Financing income for fiscal 2013 primarily included a gain from marketable securities of NIS 10,363 thousand (USD 2,986 thousand) compared to a gain from marketable securities of NIS 4,034 thousand (USD 1,162 thousand) recorded in fiscal 2012, and interest income from short-term deposits and from marketable debentures held for trading of NIS 2,195 thousand (USD 633 thousand) recorded in fiscal 2013 compared to NIS 2,668 thousand (USD 769 thousand) recorded in fiscal 2012.

Financing expenses for fiscal 2013 primarily included bank fees of NIS 455 thousand (USD 131 thousand) and foreign currency differences of NIS 351 (USD 101 thousand) compared to bank fees of NIS 363 thousand (USD 105 thousand) recorded in fiscal 2012.

Profit before taxes on income.  Profit before taxes on income for fiscal 2013 increased by NIS 9,562 thousand (USD 2,755 thousand), or by 30.1% to NIS 41,325 thousand (USD 11,907 thousand) from NIS 31,763 thousand (USD 9,151 thousand) recorded in fiscal 2012.

Taxes on Income.  Taxes on income for fiscal 2013 increased by 22.69% to NIS 9,517 thousand (USD 2,742 thousand) from NIS 7,757 thousand (USD 2,235 thousand) recorded in fiscal 2012. The increase in taxes on income in fiscal 2013 compared to fiscal 2012 was attributable to an increase in income before taxes. The tax on the capital gain resulted from the sale of the Company's holding in Shamir Salads in December 2011 is included in the Profit from discontinued operations for fiscal 2011.

Profit for the year.  Profit for fiscal 2013 increased by 32.5% or NIS 7,802 thousand (USD 2,248 thousand), to NIS 31,808 thousand (USD 9,165 thousand), or 9.47% of revenues, from NIS 24,006 thousand (USD 6.916 thousand), or 8.38% of revenues, recorded in fiscal 2012.

Net income attributable to the owners of the Company.  Net income attributable to the owners of the Company for fiscal 2013 increased by 32.5% or NIS 7,802 thousand (USD 2,248 thousand), to NIS 31,808 thousand (USD 9,165 thousand), or NIS 2.45 (USD 0.71) per share, compared to NIS 24,006 thousand (USD 6,916 thousand), or NIS 1.85 (USD 0.53) per share recorded in fiscal 2012.

Year Ended December 31, 2012 Compared With Year Ended December 31, 2011

Revenues.  Revenues for fiscal 2012 increased by NIS 22,105 thousand (USD 6,368 thousand), or 8.4%, to NIS 286,509 thousand (USD 82,544 thousand) from NIS 264,404 thousand (USD 76,175 thousand) recorded in fiscal 2011.

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

Cost of Sales.  Cost of sales for fiscal 2012 increased by 7.3% to NIS 217,468 thousand (USD 62,653 thousand), or 75.9% of revenues, from NIS 202,699 thousand (USD 58,398 thousand), or 76.7% of revenues recorded in fiscal 2011.

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

Gross Profit.  Gross profit for fiscal 2012 increased 11.9% to NIS 69,041 thousand (USD 19,891 thousand), or 24.1% of revenues, from NIS 61,705 thousand (USD 17,777 thousand), or 23.3% of revenues recorded in fiscal year 2011.

The increase in gross profit and gross margins in fiscal 2012 compared to fiscal 2011 was primary due to an introduction of new higher-margin products into the product lineup and increased sales of existing higher-margin products, while 2011 gross margins were affected by the national protest against the cost of food products that resulted in price reductions of certain products.

Selling Expenses.  Selling expenses for fiscal 2012 increased by 5.2% to NIS 28,915 thousand (USD 8,330 thousand), or 10.1% of revenues, from NIS 27,482 thousand (USD 7,918 thousand), or 10.4% of revenues recorded in fiscal 2011.

The increase in selling expenses was primarily due to the increase in fiscal 2012 revenues compared to fiscal 2011 revenues and was comprised of an increase of NIS 513 thousand (USD 148 thousands) in sales and promotion expenses activities in fiscal 2012 to NIS 4,287 thousand (USD 1,235 thousand) from NIS 3,774 thousand (USD 1,087 thousand) in fiscal 2011; an increase of NIS 655 thousand (USD 189 thousand) in salaries in fiscal 2012 to NIS 10,890 thousand (USD 3,137 thousand) from NIS 10,235 thousand (USD 2,949 thousand) recorded in fiscal 2011; and an increase of NIS 265 thousand (USD 76 thousand) in logistic and maintenance expenses in fiscal 2012 to NIS 13,738 thousand (USD 3,958 thousand) from NIS 13,473 thousand (USD 3,882 thousand) recorded in fiscal 2011.

General and Administrative Expenses. General and administrative expenses for fiscal 2012 decreased by 3.8% to NIS 16,715 thousand (USD 4,816 thousand), or 5.8% of revenues, from NIS 17,375 thousand (USD 5,006 thousand), or 6.6% of revenues recorded in fiscal 2011.

The decrease in general and administrative expenses was mainly attributed to a decrease of NIS 1,464 thousand (USD 422 thousand) in professional fee expenses in fiscal 2012, mainly legal expenses, to NIS 2,890 thousand (USD 833 thousand) recorded in fiscal 2012 from NIS 4,354 thousand (USD 1,254 thousand) recorded in fiscal 2011,offset by an increase of NIS 1,079 thousand (USD 311 thousand) in management profit-related bonuses expenses in fiscal 2012 to NIS 3,579 thousand (USD 1,031 thousand) recorded in fiscal 2012 from NIS 2,500 thousand (USD 720 thousand) recorded in fiscal 2011.

Other Income.  Other income for fiscal 2012 amounted to NIS 46 thousand (USD 13 thousand), compared to NIS 240 thousand (USD 69 thousand) recorded in fiscal 2011.

Other income for the both fiscal 2012 and fiscal 2011 mainly comprised of capital gains on sales of fixed assets such as used vehicles and trucks.

Operating Profit.  Operating profit for fiscal 2012 increased by NIS 6,369 thousand (USD 1,835 thousand), or by 37.3%, to NIS 23,457 thousand (USD 6,758 thousand), or 8.2% of revenues, from NIS 17,088 thousand (USD 4,923 thousand), or 6.5% of revenues recorded in fiscal 2011.

Financing Income (Expenses), Net.  Financing income, net, for fiscal 2012 increased by 611.7% to NIS 8,306 thousand (USD 2,393 thousand) compared to NIS 1,167 thousand (USD 336 thousand), recorded in fiscal 2011.

Financing income for fiscal 2012 primarily included a gain from marketable securities of NIS 4,034 thousand (USD 1,162 thousand) compared to a loss from marketable securities of NIS 4,034 thousand (USD 1,162 thousand) recorded in fiscal 2011, and interest income from short-term deposits and from marketable debentures held for trading of NIS 2,668 thousand (USD 769 thousand) recorded in fiscal 2012 compared to NIS 3,466 thousand (USD 999 thousand) recorded in fiscal 2011.

Financing expenses for fiscal 2012 primarily included bank fees of NIS 363 thousand (USD 105 thousand) compared to NIS 417 thousand (USD 120 thousand) recorded in fiscal 2011,net of gain on derivatives and foreign currency differences of NIS 134 thousand (USD 39 thousand) recorded in fiscal 2011.

Profit before taxes on income.  Profit before taxes on income for fiscal 2012 increased by NIS 13,508 thousand (USD 3,892 thousand), or by 74.0%, to NIS 31,763 thousand (USD 9,151 thousand) from NIS 18,255 thousand (USD 5,259 thousand) recorded in fiscal 2011.

Taxes on Income.  Taxes on income for fiscal 2012 increased by 98.6% to NIS 7,757 thousand (USD 2,235 thousand) from NIS 3,906 thousand (USD 1,125 thousand) recorded in fiscal 2011.

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

Profit from continuing operations.  Profit from continuing operations for fiscal 2012 increased by NIS 9,657 thousand (USD 2,782 thousand), or 67.3%, to NIS 24,006 thousand (USD 6,916 thousand), or 8.4% of revenues, from NIS 14,349 thousand (USD 4,134 thousand), or 5.43% of revenues, recorded in fiscal 2011.

Profit from discontinued operations.  Profit from discontinued operations was not recorded in fiscal 2012 compared to NIS 4,172 thousand (USD 1,202 thousand) recorded in fiscal 2011.

The profit from discontinued operations in fiscal 2011 included the profit of the manufacturing segment (Shamir Salads) in fiscal 2011 in the amount of NIS 293 thousand (USD 84 thousand) and the net capital gain resulting from the sale of the Company's holdings in Shamir Salads in the amount of NIS 3,879 thousand (USD 1,118 thousand).This net capital gain consisted of NIS 13,500 thousand (USD 3,889 thousand) - the amount that was paid for the Company's holdings in Shamir Salads - less the book value of the Company's holding in Shamir Salads at the amount of NIS 7,809 thousand (USD 2,250 thousand) that included NIS 1,900 thousand (USD 547 thousand) of goodwill that was recognized in the PPA, less capital gains tax in the amount of NIS 1,811 thousand (USD 522 thousand).

Profit for the year.  Profit for fiscal 2012 increased by 29.6% or NIS 5,485 thousand (USD 1,580 thousand), to NIS 24,006 thousand (USD 6,916 thousand), or 8.4% of revenues, from NIS 18,521 thousand (USD 5,336 thousand), or 7.00% of revenues, recorded in fiscal 2011.

Net income attributable to the owners of the Company.  Net income attributable to the owners of the Company for fiscal 2012 increased by 31.1%, or NIS 5,695 thousand (USD 1,641 thousand), to NIS 24,006 thousand (USD 6,916 thousand), or NIS 1.85 (USD 0.53) per share, compared to NIS 18,311 thousand (USD 5,275 thousand), or NIS 1.35 (USD 0.38) per share recorded in fiscal 2011.

B.	LIQUIDITY AND CAPITAL RESOURCES.

The Company’s operations are funded mainly through equity and cash flows from operating activities. The Company’s bank indebtedness is secured by certain liens on its share capital, goodwill and certain other assets. In general, the Company and its subsidiaries do not utilize bank indebtedness.

For fiscal 2013, cash and cash equivalents, net of short-term bank debt, decreased from NIS 47.6 million (USD 13.7 million) as of December 31, 2012 to NIS 36.2 million (USD 10.4 million) as of December 31, 2013.

During fiscal 2013, marketable securities decreased to NIS 112.9 million (USD 32.5 million) from NIS 158.8 million (USD 45.7 million) as of December 31, 2012.

Cash flow from operating activities

For fiscal 2013, the Company generated a positive cash flow from continuing operating activities of NIS 3.7 million (USD 1.1 million), compared to negative cash flow of NIS 7.1 million (USD 2.04 million) in fiscal 2012, primarily as a result of an increase in the Company's operational profit, in addition to higher collections of amounts due from customers, in fiscal 2013.

For fiscal 2012, the Company generated a negative cash flow from continuing operating activities of NIS 7.1 million (USD 2.04 million), compared to positive cash flow from continuing operating activities of NIS 30.9 million (USD 8.9 million) in fiscal 2011, primarily as a result of an increase in inventory net of payables and other current liabilities of approximately NIS 14.6 million (USD 4.2 million) in fiscal 2012.

Cash flow from investing activities

During fiscal 2013, the Company utilized cash flow of NIS 15.2 million (USD 4.4 million) for continuing investing activities, compared to NIS 7.3 million (USD 2.1 million) generated in fiscal 2012, primarily due to the NIS 65 million (USD 18.7 million) loan the Company gave to NEWCO net of sale of marketable securities, net, in the total amount of NIS 56.3 million (USD 16.2 million).

During fiscal 2012, the Company generated cash flow of NIS 7.3 million (USD 2.1 million) from continuing investing activities, compared to NIS 100.9 million (USD 29.1 million) utilized in fiscal 2011, primarily due to the sale of marketable securities, net, in fiscal 2012 in the total amount of NIS 8.7 million (USD 2.5 million) compared to NIS 99.6 million (USD 28.7 million) marketable securities purchased in fiscal 2011.

Cash flow from financing activities

During fiscal 2013, the Company utilized cash flow of NIS 9.9 million (USD 2.9 million) for continuing financing activities, mainly short-term debts to banks.

During fiscal 2012, the Company generated cash flow of NIS 9.2 million (USD 2.7 million) for continuing financing activities mainly short-term debts from banks.

During fiscal 2011, the Company utilized cash flow of NIS 100.9 million (USD 29.1 million) for continuing financing activities mainly to invest in treasury stock.

Cash requirements

The Company’s cash requirements, net, during the years ended December 31, 2013 and 2012 were met primarily through its working capital. As of December 31, 2013, the Company had working capital of NIS 325.9 million (USD 93.9 million) compared to working capital of NIS 292.6 million (USD 84.3 million) as of December 31, 2012. The Company believes that its working capital is sufficient for the Company's present requirements.

Trade receivables

The Company’s trade receivables balance as of December 31, 2013 was NIS 82.9 million (USD 23.9 million), compared to the trade receivables balance as of December 31, 2012 in the amount of NIS 71.3 million (USD 20.5 million). The average time period within which our accounts receivable were paid was 74 days in 2013, compared to 72 days in 2012.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The representative rate of the U.S. Dollar was NIS 3.741on December 31, 2013, compared to NIS 3.733 on December 31, 2012, NIS 3.821 on December 31, 2011, NIS 3.549 on December 31, 2010 and NIS 3.775 on December 31, 2009. As of April 22, 2014, the representative rate of the U.S. Dollar was NIS 3.484.

The annual rates of inflation in Israel during the years ended December 31, 2009, 2010,  2011, 2012 and 2013 were approximately 3.9%, 2.7%, 2.2%, 1.6% and 1.8%, respectively, while during such periods the revaluation (devaluation) of the NIS against the U.S. Dollar was approximately 0.7%, 6.0%,  (7.7%), 2.3% and 7.0% respectively. During each of the years ended December 31, 2009, 2010 and 2011 the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. Dollar.

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

Guarantees and Pledges

Principally in connection with letters of credit issued to the Company, the Company has issued a debenture to each of Bank Leumi Le’Israel Ltd., Bank Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. The Company has pledged all of its assets (including its outstanding share capital and goodwill of the Company) in favor of Bank Leumi Le’Israel Ltd., Bank Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company’s suppliers.  Bank Leumi Le’Israel Ltd., Bank Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. have agreed among them that the pledges subject to such debentures will rank pari passu. The outstanding amount of such letters of credit as of December 31, 2013 was approximately NIS 13,983 thousand (USD 4,029 thousand).

The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary, W.F.D., to Bank Mizrahi Tefahot Ltd. As of December 31, 2013, W.F.D. had no obligations to Bank Mizrahi Tefahot Ltd.

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

In June 2011, a national protest began against the rise of prices of dairy products in Israel. This protest stirred the dairy industry, and the government formed a committee to discuss the issue of non-competition in the Israeli dairy market. Accusations were made between dairy product manufacturers and the supermarket chains regarding responsibility for the increase in prices, but eventually prices of dairy products were reduced. As a result of the protests, the Israeli government announced the creation of a committee of experts and ministers leaded by Prof. Manuel Trajtenberg, to study the protesters' demands and to formulate a plan to deal with the burden on the middle class. In September 2011, the Trajtenberg committee submitted its recommendations on socioeconomic change and the Israeli cabinet approved them in October 2011. Among the committee's recommendations was a proposal to increase corporate taxes and to lower certain customs duties on imported food products. As result of the committee's recommendations, the Company and its subsidiaries received permits in late 2011 to import various hard chesses with reduced customs duties. The above national protest, as well as continued economic uncertainty, caused the Israeli consumer to reduce its consumption of dairy products and to demand lower prices, which resulted in decreasing the Company's revenues and profits in the second half of fiscal 2011. During 2012 and 2013, the impact of the national protest movement was minimized; however, evidence of such protest remains in the food retail market. Were the protests to continue or intensify, they could negatively impact the financial results of the Company due to consumer pressure on the Company via its major clients to reduce prices. In order to mitigate such effects, the Company is exploring a variety of strategies, such as introducing new products into the market.

 The public protests also added greater urgency to a committee appointed in June 2011 by the Israel Industry, Trade and Labor Office and by the Minister of Finance to examine the level of competition and prices in the food and retail industry (the Kedmi Committee).  As a result of the work of the Kedmi Committee, legislation proposed by the Israeli government to promote competition in the food industry and reduce product prices was enacted into law by the Israeli parliament (Knesset) in March 2014.  Called "Promoting Competition in the Food Industry" (the "Food Law"), the Food Law is divided in to three main sections:

(i) provisions related to increasing the transparency of prices; this section includes a requirement that  food retail chains advertise their current prices in each branch on the internet, which will enable the development of internet sites to compare prices between stores close to a consumer's residence.

(ii) addressing regional concentration for food retailers – the industry is characterized by high concentration of food retail chains in one geographic area.  These chains push their competitors from the same region and limit competition.  The Food Law prohibits food retail chains that control a specific region to open new stores without the consent of the antitrust commissioner.  In addition, the anti-trust court may require these retailers to sell branches suffering from high concentration and low competition.

(iii)  advancement of competition through small suppliers and arrangement of proper competition in the retail food area – the food industry is characterized by a small number of dominant suppliers, most of which have been declared monopolies.  In addition, anti-competitive arrangements have been established in the industry whose purpose is to push medium sized and small suppliers from the shelves and to hurt competition and the consumer.  The law prohibits anti-competitive arrangements in order to increase competition and to advance medium sized and small suppliers.

In addition, Committee found that the food production industry is controlled by a small number of suppliers with large market share, and therefore the law includes a temporary order, which can be renewed every year for up to four years, to limit the shelf space of large suppliers (defined as retailers whose annual sales exceed NIS 1 billion) to 50% of the shelf space at large retailers.  The purpose is to enable medium sized and small suppliers, such as the Company, to obtain shelf space at the large food retailers and thereby increase competition and lower prices for the end customer.

The Company expects that the Food Law could positively affect the financial results of the Company, although it is difficult to assess at the present time the degree of influence that such law may have.

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

The following table of the Company’s material contractual obligations as of December 31, 2013 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands)

Total open purchase orders	NIS 13,983	NIS 13,983	--	--	--
	(USD 4,029)	(USD 4,029)

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The directors, executive officers and key employees of the Company as of the date of this Annual Report are as follows:

Name	Age	Position with the Company
Zwi Williger	59	Chairman of the Board
Joseph Williger	57	President and Director
Ayelet Eliav (1)	44	External Director
Boaz Nissimov (1)	51	External Director
Haim Gertal (1)	77	Director
Gil Hochboim	44	Chief Executive Officer
Raviv Segal	43	Chief Financial Officer

(1)	Members of the Company’s Audit Committee

On March 2, 2014, the Company announced an agreement between Mr. Zwi Williger and Mr. Joseph Williger and Emblaze Ltd. pursuant to which Mr. Zwi Williger and Mr. Joseph Williger agreed to sell their controlling stake (58.04%) in Willi-Food to Emblaze, which sale is expected to be completed on or about May 4, 2014. Pursuant to the agreement, Haim Gertal will resign from the board of directors, and Emblaze has the right to nominate five new board members. See "Item 7. Major Shareholders and Related Party Transactions – 7A. Related Party Transactions".

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

Boaz Nissimov has served as external director since August 30, 2012, when his nomination was approved at a General Meeting of Shareholders. Mr. Nissimov has been serving since 2013 as VP for Strategic Consulting at Ness Technologies, between 2006 and 2013 as Director of Global Operations and Outsourcing Group Manager of Ness Technologies, a leading provider of Defense, HLS and Telecom solutions and systems.  Between 1999 and 2006, Mr. Nissimov was a SAP Group Manager in IBM Israel.  Between 1990 and 1999, he was the Operations Manager at Coca-Cola Israel.  Mr. Nissimov holds a MBA with specialization in finance from Bar Ilan University, Israel and BA in industrial engineer with specialization in information systems from Tel Aviv University, Israel.

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

Compensation of Directors and Officers

The aggregate compensation  paid by the Company to its directors and officers as a group for the fiscal year 2013 was approximately NIS 4.8 million (USD 1.4 million), excluding bonuses in an aggregate amount of approximately NIS 4.6 million (USD 1.3 million) paid to Messrs. Zwi and Joseph Williger. These amounts include all contingent or deferred compensation payable to directors or officers during fiscal 2013. These amounts also include payments to non-executive directors in the aggregate amount of approximately NIS 145.9 thousand (USD 42.0 thousand) during fiscal 2013.

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

The term of each of the Management Services Agreements was for a period of four years commencing on June 1, 1998 (the “Management Services Period”), and were subsequently renewed. Under these agreements, the Company has the ability to terminate the Management Services Agreements only upon six months notice prior to the end of the Management Services Period or any extension thereof as the case may be. In the event the Company terminates any of the Management Services Agreements prior to the expiration of the Management Services Period or any extension thereof, for any reason whatsoever, it is obligated to pay all amounts due under the respective Management Services Agreements through the expiration of the Management Services Period or any extension thereof, as the case may be.

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

Additional Compensation Arrangements with Gil Hochboim, Zwi Williger and Joseph Williger

On November 28, 2013, the Company shareholders approved the following grants of compensation for Mr. Hochboim in his capacity as Chief Executive Officer, for Mr. Zwi Williger in his capacity as Chairman of the Board of Directors and for Mr. Joseph Williger in his capacity as President of the Company and member of the Board of Directors:

Gil Hochboim

•	An annual bonus for the year 2012 in the amount of NIS 63,000 (approximately $18,000), and

•
Options to purchase 30,000 Ordinary Shares of the Company at an exercise price of $6.50 per share. The options vest over three years, with one-third of the options (10,000 options) vesting on each of the first three anniversaries of the equity grant date. The options may be exercised immediately upon each stage of periodic vesting, and the last date for exercise of the options is two years after each respective portion of the options has vested, after which the options shall expire. No options may be exercised following the five year anniversary date of the equity grant date. The equity grant to Mr. Hochboim is subject to the terms of the 2013 Option Plan. For additional information regarding the 2013 Option Plan see "Item 6. Directors, Senior Management and Employees – 6.D.  Share Ownership – Employee Share Option Plans".

Zwi Williger

•
Options to purchase 200,000 Ordinary Shares of the Company at an exercise price of $6.50 per share. The options vest over three years, with approximately one-third of the options (66,666 options) vesting on each of the first two anniversaries of the equity grant date and 66,668 options vesting upon the third anniversary of the equity grant date. The options may be exercised immediately upon each stage of periodic vesting, and the last date for exercise of the options is two years after each respective portion of the options has vested, after which the options shall expire.  No options may be exercised following the five year anniversary date of the grant of options.  The number of options granted and other terms of the option grant will be adjusted for various corporate events.  The exercise of the options may occur only while Mr. Zwi Williger is still serving as an officer or director of the Company.

Joseph Williger

•
Options to purchase 200,000 Ordinary Shares of the Company at an exercise price of $6.50 per share. The options vest over three years, with approximately one-third of the options (66,666 options) vesting on each of the first two anniversaries of the equity grant date and 66,668 options vesting upon the third anniversary of the equity grant date. The options may be exercised immediately upon each stage of periodic vesting, and the last date for exercise of the options is two years after each respective portion of the options has vested, after which the options shall expire.  No options may be exercised following the five year anniversary date of the grant of options.  The number of options granted and other terms of the option grant will be adjusted for various corporate events.  The exercise of the options may occur only while Mr. Joseph Williger is still serving as an officer or director of the Company.

Compensation Policy

Under Amendment No. 20 to the Companies Law, which became effective in December 2012, the compensation terms of officers and directors of public companies, such as the Company, must be determined in accordance with a directors and officers compensation policy. The compensation policy must be approved by (i) the Board of Directors, upon recommendation of the Compensation Committee, and (ii) the shareholders of the Company (except in limited circumstances set forth in the Companies Law). In accordance with Amendment No. 20, the compensation policy must be reviewed and re-approved every three years. Following the approval of the Compensation Committee and Board, the compensation policy was approved by shareholders on November 28, 2013.  The objective of the compensation policy as approved by shareholders is to achieve the goals and work plans of the Company, including its long-term best interests by: (i) creating a reasonable and appropriate set of incentives for the Company’s executives; (ii) providing the tools necessary for recruiting, motivating and retaining talented and skilled executives; (iii) putting an emphasis on performance based compensation; and (iv) creating proper balance between the various compensation components (such as fixed versus variable components and short-term versus long-term).

C.	BOARD PRACTICES

Terms of Office

Except as to External Directors, who are discussed below, Directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where Directors are appointed by the Board of Directors, and their appointment is later ratified at the first meeting of the shareholders thereafter. Except for External Directors, Directors serve until the next annual general meeting of the shareholders.

Alternate Directors

The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director.  Under the Israeli Companies Law, the directors of the Company cannot appoint an incumbent director or an incumbent alternate director as an alternate director.  The term of appointment of an alternate director may be for a specified period, or until notice is given of the termination of the specified period or of the appointment. A Director on a Board Committee may appoint anyone to be his Alternate subject to the potential alternate not being a member of such committee. Under the Company's Articles of Association, an External Director cannot appoint an alternate director.

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

The responsibilities of the audit committee under the Israeli Companies Law include, among others, identifying irregularities in the management of the company’s business, approving related party transactions as required by law, approving “actions” or “transactions” (as such terms are defined in the Israeli Companies Law), overseeing the business management practices of the Company in consultation with the Company’s internal auditor and independent auditors (and making recommendations to the Board to improve such practices) and approving transactions with affiliates.

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

External Directors under the Israeli Companies Law/Financial Experts

The Israeli Companies Law requires that the Company have at least two external directors on its Board of Directors. The election of an external director under the Israeli Companies Law must be approved by a general meeting of shareholders provided that either: (a) the majority of shares voted at the meeting, including at least a majority of the shares of non-controlling shareholders and who do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder's relation with the controlling shareholder) voted at the meeting, vote in favor of such arrangement (not including abstentions) or (b) the total number of shares voted against such arrangement does not exceed two percent of the aggregate voting rights in the company.

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

Internal Auditor

Under the Israeli Companies Law, Israeli companies whose securities are publicly traded are also required to appoint an internal auditor, as recommended by the audit committee.  The role of the internal controller is to examine, inter alia, whether the Company’s actions comply with the law, integrity and orderly business procedures. The internal auditor works in accordance with an annual audit plan approved by the Audit Committee. Mr. Doron Yunisy has been the internal auditor of the Company since September 2010.

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

Directors and officers liability insurance policy

In accordance with the Companies Law, an agreement with a controlling shareholder, such as the Company's directors' and officers' liability insurance policy for its controlling shareholders, must be approved every three years by the Company’s Audit Committee or Compensation Committee (as the case may be), Board of Directors and by a special majority of the General Meeting of Shareholders. On August 30, 2011 the Board of Directors resolved, following the approval of the Audit Committee dated August 28, 2011, that the said directors and officers liability insurance policy of the Company for directors and officers who are controlling shareholders will be approved for a three years period in accordance with Article 1B(5) of the Israeli Companies Regulations (Relieves with respect to Transactions with interested Parties), 2000 (the “Reliefs Regulations”). Accordingly, if there is opposition as provided in Article 1C of the Reliefs Regulations, one or more shareholders who hold at least one percent of the issued capital or the voting rights in the company, is entitled to give notice of its opposition of this report. If opposition as provided in Article 1C(a) of the Reliefs regulations is submitted, the engagement shall require, in relation to application of the policy to directors and officers who are controlling shareholders, approval of the general meeting by a special majority laid down in section 275 of the Israeli Companies Law. It should be stated that no such notice of opposition was provided to the Company.

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

Compensation. An amendment to the Companies Law requires that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. Similarly, the terms of service and engagement of any officer other than the CEO must receive the approval of the compensation committee and board of directors. However, shareholder approval is only required if the compensation of such officer other than the CEO is not in accordance with a new compensation policy the Company is required to adopt. This compensation policy is required to take into account, among other things, providing proper incentives to directors and officers, taking into account the risk management of the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director. Following the approval of the Compensation Committee and Board, the Company's compensation policy was approved by shareholders on November 28, 2013.  For more information on the Company's compensation policy, see "Item 6. Directors, Senior Management and Employees – 6.B. Compensation". In accordance with the Companies Law, as amended, the compensation policy must be re-approved every three years, in the manner described above. The board of directors is responsible for reviewing from time to time the compensation policy and determining whether or not there are any circumstances that require adjustments to the current compensation policy.

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

1)
such majority includes a majority of the total votes of shareholders who have no personal interest in the approval of the transaction and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or

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

As of December 31, 2013, the Company, including its subsidiaries, employed a total of 133 persons (all of them are located in Israel), five of whom were in management, 25 of whom were in accounting and importing positions, 36 of whom were involved in the Company's sales and marketing departments and 67 of whom were employed in logistics networks (warehousing and transportation). This compares with 120 employees as of December 31, 2012, five of whom were in management, 20 of whom were in accounting and importing positions, 32 of whom were involved in the Company's sales and marketing departments, and 63 of whom were employed in logistics networks (warehousing and transportation).

As of December 31, 2013, 7 additional employees (stewards and sales people) were engaged on an hourly basis. On December 31, 2012, the number was 10. Other employees were supplied by temporary manpower companies, on as needed bases.

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

A general practice in Israel, which is followed by the Company, is the maintenance of a pension plan to the benefit of its employees (the "Pension Plan"). Each month, both the Company and its employees allocate sums to the Pension Plan. Types of Pension Plans may vary, while a commonly used Pension Plan is known as “Manager's Insurance”. Pension Plans provide a combination of savings plan, insurance and severance pay benefits to participating employees. Some of the sums allocated monthly by the Company to the employees' Pension Plans are on account of severance pay to which the employees may be entitled, upon termination of employment. Each month the employee contributes an amount which equals to 5% of his insured salary, and the Company contributes an additional sum of between 10% to 13.33% to his insured salary. In addition, Israeli law generally requires payment of severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (which is similar, to some extent, to the United States Social Security Administration). The payments thereto amount to 6.95% to 18.50% of wages; the employee’s share being 3.5% to 12% (depending on the marginal level of wages) and the employer’s share being 3.45% to 6.50%.

E.	SHARE OWNERSHIP

For information regarding the share ownership of Directors and Officers of the Company see “Item 7. Major Shareholders and Related Party Transactions”.

Employee Share Option Plans

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

On October 16, 2013, Willi-Food's Board of Directors adopted an employee stock incentive plan to grant stock options to the Company's employees to acquire up to 100,000 of the Willi-Food's ordinary shares ("2013 Option Plan").  The exercise price for each option granted under the 2013 Option Plan is $6.50, payable upon exercise of each option.  Options granted under the 2013 Option Plan are exercisable in three equal portions: one-third from the end of 12 months to the end of 36 months from the date of grant; one-third from the end of 24 months to the end of 48 months from the date of grant; and one-third from the end of 36 months to the end of 60 months from the date of grant.  The 2013 Option Plan will expire seven years from the date of approval by the Board.  On November 18, 2013, 30,000 options were granted to the Company's CEO, Mr. Gil Hochboim, under the 2013 Option Plan, and there are currently 70,000 shares available for issuance under the plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth, as of April 22, 2014, the number of Ordinary Shares beneficially owned by (i) each shareholder, to the best knowledge of the Company and based on information received from the shareholders, to own more than 5% of the Ordinary Shares and (ii) all directors and officers as a group. The information presented in the table is based on 12,974,245 Ordinary Shares outstanding as of April 22, 2014.

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

                All of the shareholders of the Company (including Willi-Food) have the same number of votes for each ordinary share held. Accordingly, the major shareholders of the Company, Willi-Food, do not have voting rights that are different from those of the Company’s other shareholders. The Company believes that 4,922,520 Ordinary Shares (approximately 37.94% of its outstanding Ordinary Shares) are held by persons who are not officers, directors or the owners of 10% of the Company's outstanding Ordinary Shares. As of April 22, 2014, there were 15 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record, including a part of the Company’s shares held by Willi-Food through brokers, represented as of February 20, 2014, approximately 73.79% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

Contemplated Change in Control

On March 2, 2014, the Company announced that Mr. Zwi Williger and Mr. Joseph Williger, the controlling shareholders of Willi-Food, our controlling shareholder, signed an agreement with Emblaze Ltd., a company listed on the London Stock Exchange (the “Emblaze Agreement”), to sell their controlling stake (58%) in Willi-Food to Emblaze, subject to the receipt of the Israeli Anti-Trust Authority's approval and other terms described in the Emblaze Agreement (the “Emblaze Transaction”). The anti-trust approval was received on March 26, 2014.  The Emblaze Agreement was signed by Zwi Williger and Joseph Williger (together, the “Sellers”) to sell up to their entire interests in Willi-Food. Willi-Food owns approximately 58% of the Company's shares. The Emblaze Agreement also governs the ongoing relationship of Emblaze with the Sellers both before and after completion of the Emblaze Transaction.

Under the Emblaze Agreement, and subject to additional conditions contained therein: (i) Emblaze will acquire shares carrying 44.99% of the voting rights in Willi-Food from the Sellers or companies controlled by the Sellers; (ii) Emblaze will publish a special tender offer addressed to all shareholders of Willi-Food pursuant to Israeli Companies Law in order to acquire shares carrying 5% of the voting rights in Willi-Food; and (iii) subject to the successful completion of the special tender offer, Emblaze will make a further purchase from the Sellers of their remaining shares in Willi-Food, such that the Sellers will have sold, in aggregate, approximately 58% of the shares of Willi-Food, comprising their entire holding of shares in Willi-Food.

If Emblaze fails to complete the special tender offer, the Sellers may elect to rescind the Emblaze Agreement unless Emblaze elects to purchase from the Sellers their remaining shares (the “Call Option”) (in which case the Emblaze Agreement will not be rescinded). If Emblaze elects to purchase the Sellers' remaining Shares in these circumstances, then pursuant to the Israeli Companies Law, any shares in Willi-Food held by Emblaze or any person connected with it which would give Emblaze or such persons an interest in more than 44.99% of the voting rights in Willi-Food will, subject to certain exceptions, be treated as “dormant” and would not entitle them to exercise or enjoy any voting or economic rights for so long as Emblaze and such persons continue to hold, in aggregate, more than 44.99% of the voting rights in Willi-Food.

Alternatively, if Emblaze fails to complete the special tender offer and the Sellers do not elect to rescind the Emblaze Agreement (and provided that Emblaze has not exercised the Call Option), Emblaze will grant the Sellers a put option (the “Willi-Food Put Option”) exercisable at any time during a period of five years from completion of the Emblaze Transaction, to sell all or some of the Sellers' remaining shares to Emblaze, subject to certain conditions. During the Willi-Food Put Option exercise period, Emblaze will hold the benefit of a power of attorney which would enable it to procure the Sellers to sell their remaining shares to a third party, subject to compliance with applicable laws. The power of attorney may be cancelled by the Sellers at any time during that period, although such cancellation would lead to the immediate cancellation of the Willi-Food Put Option in relation to such remaining shares.

The Sellers also hold shares and employee options in relation to approximately 7% of the shares of the Company on a fully diluted basis (the “Company Put Option Shares”). Emblaze has granted the Sellers a put option to sell all or some of such shares as vested from time to time (the “Company Put Option”) exercisable for a period of four years (commencing on the first anniversary of signing the Emblaze Agreement) under the terms described in the agreement. The Company Put Option relates to the Company Put Option Shares less any shares sold by the Sellers between the date of completion of the Emblaze Transaction and exercise of the Company Put Option.

As part of the Emblaze Agreement, Mr. Zwi Williger and Mr. Joseph Williger have agreed to continue to serve as chairman of the board and president, respectively, or as joint chief executive officers, of the Company for an additional period, commencing upon expiration of their current service agreements with the Company (which expire in September, 2014), of between 18 months (if their service agreements are not re-approved at the next annual general meeting) and three years (if their service agreements are re-approved at the next annual general meeting) from completion of the Emblaze Transaction.  So long as they continue to provide management services to the Company, Willi-Food, and subsidiaries thereof, Mr. Zwi Williger and Mr. Joseph Williger will remain on the board of directors of both the Company and Willi-Food.  In addition, pursuant to the Emblaze Agreement, Haim Gertal will resign from the board of directors, and Emblaze has the right to nominate five new board members (together with Mr. Gertal's resignation, the "Board Changes").

Israeli Anti-Trust Authority approval was received on March 26, 2014. Subsequent to this approval, Emblaze acquired shares with 44.99% of the voting rights in Willi Food from the Sellers or companies controlled by the Sellers. On April 6, 2014, Emblaze published a special tender offer to shareholders, which expired on April 27, 2014. Although sufficient shares were tendered to enable Emblaze to acquire shares carrying 5% of the voting rights in Willi-Food, per Israel law the results will not be final until May 1, 2014. Assuming that all the shareholders of Willi-Food other than the Seller participate in the special tender offer in relation to their entire shareholdings, Emblaze expects to acquire up to 61.80% (though the actual number may be lower, depending on the breakdown of shareholder acceptances under the special tender offer) of the shares in Willi-Food for an aggregate consideration of approximately up to NIS 285.5 million (approximately $82.3 million). Completion is expected to occur on or about May 4, 2014, after which the Board Changes are expected to take place and changes in the officers of the Company may be considered by the Board.

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

The Company also agreed to provide Willi-Food with accounting and secretarial services. In consideration for the use of the Company’s facilities and such other services, Willi-Food agreed to pay the Company a monthly fee equal to NIS 6,487 (USD 1,869) plus VAT. This fee is payable quarterly and is linked to the Israeli CPI. The agreement is for an unlimited term, and is mutually terminable upon three months prior notice. The Company believes that the fees for these services and the terms of such agreement are no less favorable to it than could be obtained from an unaffiliated third party.

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

On March 31, 2003, the Board of Directors authorized Willi-Food to participate in the import license lottery of the Israeli Ministry of Economy (formerly known as the Ministry of Industry, Trade and Labor), provided that Willi-Food agreed that if it wins an import license it will: (i) coordinate with the Company the items of merchandise to be imported using the import license; and (ii) in consideration for the transfer of the merchandise that is imported using the import license, the Company will sell the merchandise, retaining  20% of the selling proceeds for itself and transferring the balance, if any, to Willi-Food. The Board of Directors determined that this arrangement is not an extraordinary transaction. In 2013, no amount was retained by the Company pursuant to this arrangement.

Sale Agreement with Willi-Food

At a General Meeting of Shareholders on August 30, 2012, a sale agreement was approved between the Company and Willi-Food in terms of which Willi-Food would purchase from the Company a variety of food products in order to sell the food products at its store in Israel, and at additional stores that Willi-Food may open in the future (the "Sale Agreement").

Pursuant to the Sale Agreement, Willi-Food agreed to purchase the food products from the Company at a price list to be determined and calculated based on the Company's aggregate cost plus an amount equal to 21% of the Company's aggregate cost. Payment for the food products is to be provided by Willi-Food to the Company within 75 days of supply. In consideration for advertising and branding the Company's brands, Willi-Food is entitled to a monthly credit of NIS 15,000 (USD 4,321) per store. Pursuant to the Sale Agreement, the Company has agreed to participate in discount sale promotions for certain food products performed by Willi Food twice a year (Passover and the “High Holidays”) in the total amount of NIS 50,000 (USD 14,405) per store for each discount sale promotion. The Company has no obligation to participate in any other discount sale promotions by Willi Food. The Company will make a one-time payment to Willi-Food for the store shelf and refrigerator space in the amount of NIS 120,000 (USD 34,572) per store. The Company will contribute to the expenses of Willi-Food for arranging the food products on the store shelves in an amount equal to 3% of the total monthly purchases made by Willi-Food and Willi-Food would be entitled to a year-end bonus equal to 5% of Willi Food's total yearly purchases from the Company. Willi Food would have full right to return all of the food products to the Company.

The Sale Agreement will be in effect for a period of three years commencing on July 24, 2012. Subject to any legal requirements, the Sale Agreement will automatically renew for additional 12 month periods, unless either party notifies the other of its intention to terminate the Sale Agreement.

Employment of Lital Williger

Since May, 2013, the Company has employed Ms. Lital Williger, the daughter of our President and board member, Mr. Joseph Williger. Ms. Williger, who serves as the Company's Marketing Manager, receives a salary of 10,000 NIS per month (USD 2,881), in addition to benefits customarily provided by the Company to its senior employees and including maintenance of her vehicle or the use of a company vehicle. The hiring of Ms. Williger was approved at a general meeting of shareholders in 2011.

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

The two cases were consolidated for discovery and a joint trial. Discovery has been completed. Several trial dates were set last year and adjourned. Settlement discussions have not been productive. The parties are currently preparing for an April 28, 2014 jury trial. At the current stage of the dispute, the Company's management and legal counsel cannot assess the chances of the parties.

(2)
On September 22, 2008, a lawsuit was filed against the Company, WF and one of the Company's officers by several WF's Israeli vendors in the Tel Aviv-Jaffa Magistrates Court in the amount of NIS 1,350 thousand (USD 389 thousand), claiming nonpayment of WF for food products that they allegedly supplied to WF. A statement of defense was filed where the Company vigorously defended against such claims. In March 2014, a verdict was rendered in which the Court rejected all plaintiffs' arguments and accepted all the Company's arguments. The Court further ruled legal expenses of NIS 60 thousand (USD 17 thousand) in favor of the Company.

(3)
In December 2012, November 2013 and December 2013, three civil complaints and applications for their approval as class actions were filed against the Company  alleging the unlawful and misleading labeling of products imported and sold by the Company. The complaints seek to represent every resident of the State of Israel who purchased products of the Company. The aggregate amount of the claims, as estimated by the plaintiffs, is approximately NIS 17 million (USD 4.8 million). In light of the early stage of the procedures, it is not possible at this time to provide an assessment of the chances of success of the claims and, therefore no provision has been made in the financial statements.

(4)
In October 2013, the Company filed a claim with the Rishon Le'Zion Magistrate Court against the Israel Customs and VAT Department in the framework of which it demanded that the Court nullify the charge issued to the Company by the Central Customs House, which argued that, for customs purposes, the Company did not include various costs that it had incurred in order to receive Kosher certification for the food products that it had imported over a seven-year period, thereby underpaying customs duties (in this paragraph, the "Charge Notice"). The Charge Notice requires the payment of total customs duties of approximately NIS 150 thousand (USD 43 thousand). The legal advisors of the Company believe that there is a high probability of successfully challenging the Charge Notice and, accordingly, the financial statements do not include a provision in respect of the Charge Notice.

(5)
In November, 2013, Messrs. Zwi and Joseph Williger informed the Company that in the context of mediation they have agreed with Mr. Arcadi Gaydamak to the dismissal of Mr. Gaydamak's claims against them. In 2009, Mr. Gaydamak filed a lawsuit against Messrs. Zwi and Joseph Williger claiming, among others, that they did not rightfully exercise their call option under loan agreements following which Messrs. Zwi and Joseph Williger each increased his holdings by 21.65% of the outstanding shares of the Company's parent company, Willi-Food Investments Ltd. (based on its outstanding shares at the time). As a result of their agreement, all claims between the parties have been dismissed.

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

Calendar Period	Ordinary Shares
	High	Low
2014
Second Quarter (through April 22, 2014)	7.79	7.47
First Quarter	8.91	7.00
2013	8.50	4.76
First Quarter	6.90	4.76
Second Quarter	7.10	6.26
Third Quarter	7.38	6.62
Fourth Quarter	8.50	7.01
2012	5.07	3.90
First Quarter	5.07	3.91
Second Quarter	4.94	4.25
Third Quarter	4.44	3.93
Fourth Quarter	5.07	3.90
2011	8.08	4.24
2010	7.38	5.20
2009	6.30	0.55
April 2014 (through April 22, 2014)	7.79	7.47
March 2014	8.01	7.00
February 2014	8.40	7.85
January 2014	8.91	7.79
December 2013	8.30	7.55
November 2013	8.50	7.01
October 2013	7.50	7.04

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

On March 20, 2014, shareholders approved an amendment to Article 6 of our articles of association changing the objectives of the Company from engaging in importing, exporting and marketing of products and other commodities to engaging in any lawful activity. Our Board of Directors is empowered to embark on or withdraw from any business in which we deal. Under our articles of association, our Board of Directors is entitled to donate reasonable amounts to worthy causes, even if such donation is not within the framework of our business considerations.

The Powers of Directors

The powers of a Director to vote on a proposal, arrangement or contract in which such Director is materially interested is limited by the relevant provisions of the Israeli Companies Law. In addition, the power of the Directors to vote compensation to themselves or any members of their body requires the approval of the Compensation Committee and the shareholders at a general meeting, in addition to the approval of the Board of Directors. Compensation and indemnification of expenses of External Directors must be in accordance with the applicable provisions of the Israeli Companies Law.

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

Under the Articles of Association, the Directors (who are not External Directors) are elected annually by the registered shareholders at the annual meeting. Such directors hold office until the conclusion of the next annual meeting or until their earlier removal or resignation. In addition, at least two (2) External Directors who comply with the qualifications described in the Israeli Companies Law must serve on the Board of Directors. External Directors are appointed by a majority vote at a general meeting, provided that: (i) the majority vote includes at least a majority of the shares of non-controlling shareholders who do not have a personal interest in the appointment (excluding a personal interest not resulting from the shareholder's relation with the controlling shareholder), as described in the Israeli Companies Law, voted at the meeting, with abstentions not taken into consideration in calculating the total number of the non-controlling shareholders, and (ii) the total number of shares of such non-controlling shareholders referred to in clause (1) voting against the resolution appointing an External Director is not more than two percent (2%) of the overall voting rights in the Company. External Directors are appointed for a term of three (3) years and their office may be extended by a resolution of the general meeting for an additional two-three (3) years. An External Director may be removed from office only in accordance with the relevant provisions of the Israeli Companies Law.

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

Annual and Special Meetings

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

The Board of Directors will convene a special meeting upon receipt of a written request from either (i) two directors or 25% of the total number of directors; (ii) one or more shareholders holding at least 5% of the issued share capital and at least 1% of the shareholders’ voting power; or (iii) one or more shareholders holding no less than 5% of the Company’s issued voting shares. If the Board is required to convene a special meeting, it shall convene it at a time which is at least 21 days, but not longer than 35 days after the date of the notice of convening such meeting. In the event that the board of directors does not convene a special meeting within the timeframe set forth above, those that submitted the request for such meeting, or part of them representing more than one-half of the voting rights of all of them, may convene the special meeting themselves, provided that such meeting is held within three months of the time when the special meeting was requested.

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

Convertible Loan to C.D-B.A Holdings (Designated) (2013) Ltd.

On November 28, 2013, the Company provided a convertible loan of NIS 65 million (approximately $18.7 million) to C.D-B.A Holdings (Designated) (2013) Ltd. ("C.D-B.A"), convertible at the election of the Company into shares of IDB Holdings Corporation ("IDBH") or IDB Development Company ("IDBD"), each traded on the Tel Aviv Stock Exchange, to be held by C.D-B.A. The convertible loan was provided to C.D-B.A, which to the best knowledge of the Company at the time of the loan was owned 70% indirectly by Emblaze and 30% by Mr. Nochi Dankner and his family members, in connection with a proposed reorganization plan for IDBH. IDBH, one of the largest holding companies in Israel, conducts many of its activities through its holdings in IDBD, its wholly owned subsidiary. The loan was due and payable the earlier of one year from the date of deposit or six months from the date of closing set according to the reorganization plan. The loan bore interest at the rate of 5% compounded annually from the date of deposit until the date of relevant repayment and was linked to CPI. The number of shares issuable upon conversion of the loan was to be determined based on the ratio between the principal amount of the loan and the amount of equity contributed by C.D-B.A in the context of debt arrangement of IDBH. On January 12, 2014, the Company received full repayment from C.D-B.A of the convertible loan. On January 14, 2014, the Company also received from C.D-B.A NIS 410,000 (approximately $118,000) in accumulated interest owed to the Company under the terms of the convertible loan agreement.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate of 24% for the 2011 tax year and 25% for the 2012 and 2013 tax years. Israeli companies are generally subject to capital gains tax at the corporate tax rate. Following an amendment to the Israeli Income Tax Ordinance which came into effect on January 1, 2012, scheduled gradual reduction of the corporate tax rate in future years was canceled, and the corporate tax rate was increased to 25%.  In July 30, 2013, the "Knesset" approved the third reading of the "Arrangements Law"("the Law") and on August 5, 2013 it was published in the registry. According to which the corporate tax will be increased by 1.5% commencing 2014 tax year from 25% to 26.5%. As of December 31, 2013, deferred tax balances that are measured according to the corporate tax have been computed according the provisions of the Law.

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
•
a corporation, or an entity taxable as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●
a trust if (A) a U.S. court is able to exercise primary supervision over the trust’s administration and (B) one or more U.S. persons have the authority to control all of the trust’s substantial decisions; or

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

Certain U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently up to 20%) in respect of “qualified dividend income”. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. holders meet certain minimum holding period requirements and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S. Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares, should constitute qualified dividend income for U.S. federal income tax purposes. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. holders. In computing foreign tax credit limitations, non-corporate U.S. Holders may take into account only a portion of a qualified dividend to reflect the reduced U.S. tax rate applicable to such dividend. Each individual U.S. holder of ordinary shares is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

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

The table below details the sensitivity analysis in respect to exposure relating to exchange rate risk:

	Gain (loss) from exchange rate change NIS(000)		Fair net NIS(000)	Gain (loss) from exchange rate change NIS(000)
Change in exchange rate USD	(10)% (329)	(5)% (165)	3,294	5% 165	10% 329
Change in exchange rate EURO	(10)% (263)	(5)% (131)	2,626	5% 131	10% 263

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

The table below details the sensitivity analysis in respect to exposure relating to investments in instruments with fix interest rates:

	Gain (loss) from interest change $(000)		Fair value $(000)	Gain (loss) from interest change $(000)
Change in Interest as % of interest rate	(10%)	(5)%		5%	10%
Increase\decrease in financial Income	379	190	10,426	(190)	(379)

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended).  These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2013.  Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to meet these objectives.

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

Our management (with the participation of the CEO and CFO) assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Tread way Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2013 based on these criteria.

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

(d) Changes in Internal Control over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

            The following table presents the aggregate fees for professional services and other services rendered by Brightman Almagor Zohar & Co. in Israel, a member of firm of Deloitte Touche Tomhatsu, to the Company in 2013 and 2012.

	NIS 2013	NIS 2012	USD 2013	USD 2012

Audit Fees (1)	310,000	310,000	89,311	89,311
Tax Fees (2)	-	-	-	-

TOTAL	310,000	310,000	89,311	89,311

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

Below is a list of purchases of the Company’s ordinary shares by affiliated purchasers during calendar year 2013 and from January 1, 2014 to April 22, 2014.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under Plans or Programs
	Willi-Food
February 2013	43,036	5.43	43,036	2,972,030

ITEM 16F. --	CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. --	CORPORATE GOVERNANCE

                The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq:

•
Executive Sessions – Under Nasdaq rules, U.S. domestic listed companies, must have a regularly scheduled meetings at which only independent directors are present. We do not have such executive sessions.

•
Compensation of Officers - Under Nasdaq rules, the Company must adopt a formal written compensation committee charter addressing the scope of the compensation committee's responsibilities, including structure, processes and membership requirements, among others. We do not have such a formal written charter.

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

•
Shareholder Approval of Certain Equity Compensation: Under Nasdaq Listing Rules, shareholder approval is required prior to an issuance of securities in connection with equity based compensation of officers, directors, employees or consultants. The Company has indicated that it will receive shareholder approval as required by Israeli law, including upon issuance of options to directors or to controlling shareholders.

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.  EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (*)
1.2	Articles of Association of the Company, as amended on March 20, 2014
2.1	Specimen of Certificate for ordinary shares (1)
4.1	Share Option Plan (1)
†4.2	Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated June 1, 1998 (2)
†4.3	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated August 1, 2005 (3)
†4.4	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated October 23, 2011 (4)
†4.5	Management Agreement between the Company and Zwi W. & Co. Ltd., dated June 1, 1998 (2)
†4.6	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated August 1, 2005 (3)
†4.7	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated October 23, 2011 (4)
†4.8	Services Agreement between the Company and Willi-Food, dated April 1, 1997 (2)
†4.9	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (3)
†4.10	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (3)
4.11	Relationship Agreement between the Company, Gold Frost, Willi-Food, Zwi Williger and Joseph Williger dated February 28, 2006 (3)
4.12	Placing Agreement between the Company, Gold Frost, certain officers of Gold Frost and Corporate Synergy dated March 2, 2006 (3)
4.13	Lock In Agreement, between the Company, Gold Frost, Corporate Synergy and certain officers of Gold Frost, dated March 2, 2006 (3)
4.14	Securities Purchase Agreement, dated as of October 25, 2006, among the Company and the investors identified on the signature pages thereto. (5)
4.15	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (5)
4.16	Asset Purchase Agreement, dated as of January 19, 2007, by and among the Company, WF Kosher Food Distributors, Ltd., Laish Israeli Food Products Ltd. and Arie Steiner.(6)
†4.17	Agreement, dated January 2, 2008, between the Company and Mr. Jacob Ginsberg, Mr. Amiram Guy and Shamir Salads (2006) Ltd. (7)

†4.18	Sale Agreement, dated July 24, 2012, between the Company and Willi Food Investments Ltd. (8)
4.19	2013 Option Plan (9)
†4.20	Convertible Loan Agreement between the Company and C.D-B.A Holdings (Designated) (2013) Ltd., dated November 27, 2013 (*)
†4.21	Warrant between the Company and Zwi Williger, dated January 21, 2014 (*)
†4.22	Warrant between the Company and Joseph Williger, dated January 21, 2014 (*)
8.1	Subsidiaries of the Company (*)
12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
15.(a).1	Consent of Independent Registered Public Accounting Firm (*)

†	English translations from Hebrew original.

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.
(5)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.
(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.
(7)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
(8)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.
(9)	Incorporated by reference to the Company’s Form 6-K filed October 31, 2013.
(*)	Filed Herewith

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
G. Willi-Food International Ltd.

We have audited the accompanying consolidated statements of financial position of G. Willi-Food International Ltd. ("the Company") and its subsidiaries as of December 31, 2013 and 2012 and the related consolidated Statements of Income, comprehensive Income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated statements of financial position of the Company and its subsidiaries as of December 31, 2013 and 2012 and the consolidated Statements of Income, comprehensive Income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tomhatsu Limited

Tel-Aviv, Israel
April 30, 2014

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		December 31,
	Note	2 0 1 3	2 0 1 2	2 0 1 3 (*)
		NIS	NIS	US Dollars

Assets

Current assets

Cash and cash equivalents	4a	36,197	57,563	10,428
Financial assets at fair value through profit or loss	4b	112,864	158,810	32,516
Trade receivables	4c	82,932	71,340	23,894
Other receivables and prepaid expenses	4d	2,694	5,988	777
Inventories	4e	54,001	49,270	15,558
Loan carried at fair value through profit or loss	20i	65,300	-	18,813
Total current assets		353,988	342,971	101,986

Non-current assets
Property, plant and equipment		66,663	63,022	19,206
Less -accumulated depreciation		25,689	21,394	7,401
	6	40,974	41,628	11,805

Prepaid expenses		50	62	14
Goodwill	7	36	36	10
Deferred taxes	12c	-	20	-
Total non-current assets		41,060	41,746	11,829

Total assets		395,048	384,717	113,815

(*)           Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)
(Cont.)

		December 31,
	Note	2 0 1 3	2 0 1 2	2 0 1 3 (*)
		NIS	NIS	US Dollars

Equity and liabilities

Current liabilities
Short-term bank debt	9	18	9,930	5
Trade payables	8a	20,245	27,268	5,833
Employees Benefits	11b	1,880	1,659	542
Accruals		-	3,446	-
Current tax liabilities		637	2,117	184
Other payables and accrued expenses	8b	5,282	5,955	1,522
Total current liabilities		28,062	50,375	8,086

Non-current liabilities
Deferred taxes	12c	499	-	144
Retirement benefit obligation	11b	644	581	186
Total non-current liabilities		1,143	581	330

Shareholders' equity	14
Share capital		1,407	1,444	416
Additional paid in capital		119,281	129,897	37,478
Capital fund		247	247	71
Foreign currency translation reserve		786	639	226
Treasury shares		-	(10,843)	-
Retained earnings		244,185	212,377	70,350
		(63)		(18)
Equity attributable to owners of the Company		365,843	333,761	105,399

Total equity and liabilities		395,048	384,717	113,815

(*)           Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

The financial statements were approved by the board of directors of the company on April 30, 2014.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(NIS in thousands)

		Year ended December 31,
	Note	2 0 1 3	2 0 1 2	2 0 1 1	2 0 1 3 (*)
		NIS	NIS	NIS	US Dollars

Revenue	16a	336,032	286,509	264,404	96,811
Cost of sales	16b	252,355	217,468	202,699	72,704
Gross profit		83,677	69,041	61,705	24,107

Operating costs and expenses
Selling expenses	16c	35,130	28,915	27,482	10,121
General and administrative expenses	16d	19,408	16,715	17,375	5,591
Other Income	17	(54)	(46)	(240)	(16)
		54,484	45,584	44,617	15,696
Operating profit		29,193	23,457	17,088	8,411

Finance Income	18a	13,008	8,716	1,480	3,748
Finance expense	18b	876	410	313	252
Finance Income, net		12,132	8,306	1,167	3,496
Profit before taxes on Income		41,325	31,763	18,255	11,907
Taxes on Income	12a	(9,517)	(7,757)	(3,906)	(2,742)
Profit from continuing operations		31,808	24,006	14,349	9,165
Profit from discontinued operations	22	-	-	4,172	-
Profit for the year		31,808	24,006	18,521	9,165

Attributable to:
Owners of the Company	19a	31,808	24,006	18,311	9,165
Non-controlling interest		-	-	210	-
Net Income		31,808	24,006	18,521	9,165

Earnings per share
Basic from continuing operations		2.45	1.85	1.06	0.71
Basic from discontinued operations		-	-	0.29	-
Basic earnings per share		2.45	1.85	1.35	0.71

Diluted from continuing operations		2.45	1.85	1.06	0.71
Diluted from discontinued operations		-	-	0.29	-
Diluted earnings per share		2.45	1.85	1.35	0.71

Shares used in computation of basic EPS		12,974,245	12,977,481	13,534,954	12,974,245

Shares used in computation of diluted EPS		12,974,245	12,977,481	13,534,954	12,974,245

(*)           Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1	2 0 1 3 (*)
	NIS	NIS	NIS	US Dollars

Net Income	31,808	24,006	18,521	9,165

Other comprehensive Income (Expenses)

remeasurement of the net liability in respect of defined benefit	(63)			(18)
Translation differences for foreign operations	147	52	(149)	42

Other comprehensive Income for the year	84	52	(149)	24

Total comprehensive Income for the year	31,892	24,058	18,372	9,188

Total comprehensive Income for the year attributable to:

Owners of the Company	31,892	24,058	18,162	9,188

Non-controlling interest	-	-	210	-

	31,892	24,058	18,372	9,188

(*)           Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN  EQUITY
(NIS in thousands)

	Share capital	Additional paid in capital	remeasurement of the net liability in respect of defined benefit	Capital fund	Foreign currency translation reserve	Treasury shares	Retained earnings	Attributable to owners of the parent	Non-controlling interest	Total shareholders' equity

Balance - January 1, 2011	1,444	128,863	-	247	736	-	170,060	301,350	5,522	306,872

Profit for the year	-	-	-	-	-	-	18,311	18,311	210	18,521
Currency translation differences	-	-	-	-	(149)	-	-	(149)	-	(149)
Total comprehensive Income for the year	-	-	-	-	(149)	-	18,311	18,162	210	18,372

employee benefit	-	946	-	-	-	-	-	946	-	946
Disposal of subsidiary	-	-	-	-	-	-	-	-	(5,732)	(5,732)
Investment in treasury stocks	-	-	-	-	-	(10,141)	-	(10,141)	-	(10,141)
Balance - December 31, 2011	1,444	129,809	-	247	587	(10,141)	188,371	310,317	-	310,317

Profit for the year	-	-	-	-	-	-	24,006	24,006	-	24,006
Currency translation differences	-	-	-	-	52	-	-	52	-	52
Total comprehensive Income for the year	-	-	-	-	52	-	24,006	24,058	-	24,058
employee benefit	-	88	-	-	-	-	-	88	-	88
Investment in treasury stocks	-	-	-	-	-	(702)	-	(702)	-	(702)
Balance - December 31, 2012	1,444	129,897	-	247	639	(10,843)	212,377	333,761	-	333,761

Profit for the year	-	-	-	-	-	-	31,808	31,808	-	31,808
Currency translation differences	-	-	-	-	147	-	-	147	-	147
remeasurement of the net liability in respect of defined benefit	-	-	(63)	-	-	-	-	(63)	-	(63)
Total comprehensive Income for the year	-	-	(63)	-	147	-	31,808	31,892	-	-
employee benefit	-	190	-	-	-	-	-	190	-	190
Investment in treasury stocks	(37)	(10,806)	-	-	-	10,843	-	-	-	-
Balance - December 31, 2013	1,407	119,281	(63)	247	786	-	244,185	365,843	-	365,843

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1	2 0 1 3 (*)
	NIS	NIS	NIS	US Dollars

Cash flows - operating activities
Profit from continuing operations	31,808	24,006	14,349	9,165
Adjustments to reconcile net profit to net cash from continuing operating activities (Appendix A)	(28,078)	(31,127)	16,573	(8,090)
Net cash from continuing operating activities	3,730	(7,121)	30,922	1,075

Net cash from discontinued operating activities	-	-	5,532	-

Cash flows - investing activities
Acquisition of property plant and equipment	(6,077)	(1,628)	(1,643)	(1,751)
Proceeds from sale of property plant and Equipment	29	269	310	8
Additions to long term other receivables	(445)	-	-	(128)
Proceeds from (used in) purchase of marketable securities, net	56,309	8,654	(99,574)	16,223
Loan carried at fair value through profit or loss	(65,000)	-	-	(18,727)
Net cash from (used in) continuing investing activities	(15,184)	7,295	(100,907)	(4,375)

Net cash from (used in) discontinued investing activities	-	13,500	(3,394)	-

Cash flows - financing activities
Investment used in treasury stocks	-	(702)	(10,141)	-
Short-term bank debt	(9,912)	9,930	-	(2,856)
Net cash from (used in) continuing financing activities	(9,912)	9,228	(10,141)	(2,856)

Net cash used in discontinued financing activities	-	-	(982)	-
Increase (decrease) in cash and cash equivalents	(21,366)	22,902	(78,970)	(6,156)
Cash and cash equivalents at the beginning of the financial year	57,563	34,661	113,631	16,584
Cash and cash equivalents of the end of the financial year	36,197	57,563	34,661	10,428

(*)           Convenience Translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

		Year ended December 31,
		2 0 1 3	2 0 1 2	2 0 1 1	2 0 1 3 (*)
		NIS	NIS	NIS	US Dollars
Cash flows from operating activities

A.	Adjustments to reconcile net profit to net cash from operating activities

	Decrease (Increase) in deferred income taxes	519	913	(239)	150
	Unrealized loss (gain) on marketable securities	(10,363)	(4,034)	4,034	(2,986)
	Depreciation and amortization	4,459	3,134	3,506	1,285
	Capital gain on disposal of property plant and equipment	(29)	(89)	(240)	(8)
	Employees benefit, net	-	63	(135)	-
	Stock based compensation reserve	190	88	200	55
	Unrealized Gain of loan carried at fair value through profit or loss	(300)	-	-	(86)

	Changes in assets and liabilities:
	Decrease (Increase) in trade receivables and other receivables	(9,046)	(16,613)	3,553	(2,607)
	Decrease (Increase) in inventories	(4,731)	(16,657)	1,691	(1,364)
	Increase (Decrease) in trade and other payables, and other current liabilities	(8,777)	2,068	4,203	(2,529)

		(28,078)	(31,127)	16,573	(8,090)
B.	Significant non-cash transactions:

	Purchase of property, plant and equipment	-	(2,500)	(1,000)	-

	Sale of property, plant and equipment for credit	-	759	-	-

	Supplemental cash flow information:

	Interest paid	-	24	47	-

	Income tax paid	8,731	5,139	9,471	2,515

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

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the CPI. As of December 31, 2003 when the economy ceased to be hyper-inflationary and the Company no longer adjusted its financial statements to the ISRAELI CPI, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

▪	Assets and liabilities measured by fair value: financial assets measured by fair value recorded directly as profit or loss.

▪	Inventories are stated at the lower of cost and net realizable value.

▪	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

▪	Liabilities to employees as described in note 11.

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

The balance sheet as of December 31, 2013 and statement of Income, statement of other comprehensive Income and statement of cash flows for the year then ended have been translated into U.S. Dollar using the representative exchange rate as of that date ($1.0 = NIS 3.471). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars but only a convenience translation of reported NIS amounts into U.S. Dollar, unless otherwise indicated. The convenience translation supplementary financial data is unaudited and is not presented in accordance with IFRSs.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Financial assets: (Cont.)

(2)	Financial assets at FVTPL (Cont.)

•	It is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
•	It is a derivative that is not designated and effective as a hedging instrument.

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

(1)
Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel,that were prevailing at the balance sheet date.

(2)	Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and in the Israeli CPI:

	Representative exchange rate	Representative exchange rate	CPI “in
	of the Euro	of the dollar	respect of”
	(NIS per ˆ1)	(NIS per $1)	(in points)
As of:
December 31, 2013	4.78	3.47	114.18
December 31, 2012	4.92	3.73	112.15
December 31, 2011	4.94	3.82	110.34

	%	%	%
Increase (decrease) during the:
Year ended December 31, 2013	(2.85)	(6.97)	1.81
Year ended December 31, 2012	(0.40)	(2.36)	1.64
Year ended December 31, 2011	4.22	7.66	2.17

V.	Adoption of new and revised Standards and interpretations:

Standards and Interpretations adopted with no significant impact on the current reporting period and/or on prior reporting periods:

Amendment to IFRS 7, "Financial Instruments Disclosures" (disclosures regarding transfers of financial assets):

The Amendment requires the disclosure of information regarding the entity's exposure to risks of financial asset transfer transactions in which the transferee retains a certain level of continuing exposure to the asset ("continuing involvement") and regarding financial asset transfer transactions which were derecognized in their entirety carried out close to the end of the reporting period. As of December 31, 2013, there is no significant impact on financial reporting.

IAS 19, "Employee Benefits":

The Group applies the provisions of IAS 19, "Employee Benefits" (as revised in 2011) starting January 1, 2013. Below are the key changes:

•
Actuarial gains or losses will be carried to other comprehensive income and will not be classified in subsequent periods to profit or loss. Accordingly, the Group immediately ceased to charge actuarial gains or losses to profit or loss.

•
Interest income on defined benefit plan assets will be recognized by applying the discount rate to the benefit liability and not to the expected return on assets. The Company and subsidiaries apply this method and, accordingly, there is no effect as a result of the adoption of the Standard.

•
Short-term employee benefits will include benefits that are expected to be settled wholly before 12 months after the end of the year in which the employee renders the related services. Accordingly, benefits relating to paid annual leave which have been measured

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Adoption of new and revised Standards and interpretations (Cont):

Standards and Interpretations adopted with no significant impact on the current reporting period and/or on prior reporting periods (Cont):

•
as short-term benefits on an undiscounted basis will be measured as long-term benefits on the basis of an actuary valuation. As of the reporting date, the Company has no benefits that are expected to be settled wholly within 12 months.

The adjustments resulting from the retrospective adoption of the Standard are immaterial to the Company and subsidiaries and, therefore, no restatements were made.

Amendment to IAS 1 (Revised), "Presentation of Financial Statements" (regarding presentation of statement of financial position as of the beginning of the previous period):

The Amendment determines that an entity is required to present a statement of financial position as of the beginning of the previous period if the retrospective application of an accounting policy and/or restatement and/or reclassification has a material effect on the statement of financial position. Also, the Amendment clarifies that related notes are not required to accompany the additional statement of financial position. The Amendment is effective retrospectively for annual reporting periods beginning on or after January 1, 2013.

IFRS 10, "Consolidated Financial Statements":

The Standard establishes a new model for determining the existence of control in another entity based on the power of the investor in the investee, the investor's exposure to variable returns from its involvement with the investee and the investor's ability to use its power to affect the amount of returns. The Standard does not contain a change in the consolidation procedure of financial statements.

This Standard applies retrospectively, except exceptions as specified in the Standard, for annual reporting periods beginning on or after January 1, 2013.

The adoption of the Standard does not have a significant impact on the Company's financial position and operating results.

IFRS 13, "Fair Value Measurement":

The Standard replaces the provisions of fair value measurement in existing IFRS accounting literature with a single standard hat establishes a guidance for fair value measurement. Accordingly, provisions of fair value measurement were determined for all items that are measured at fair value in the statement of financial position or for disclosure purposes.

According to the Standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the ordinary course of business between market participants at the measurement date.

The Standard determines the different approaches in which fair value can be measured and it indicates that valuation techniques that maximize the use of observable inputs should be applied. As for non-financial assets, it is determined that in order to measure their fair value, the best use should be evaluated and used to estimate fair value.

The Standard applies prospectively for annual periods beginning on or after January 1, 2013. See Note 20i.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Adoption of new and revised Standards and interpretations (Cont) :

Standards and Interpretations adopted with no significant impact on the current reporting period and/or on prior reporting periods (Cont):

Amendment to IAS 34, "Interim Financial Reporting":

The amendment determines that total assets and total liabilities for a particular reportable segment will be disclosed in the interim financial statements if the amounts are regularly reviewed by the chief operating decision maker and there has been a material change from the amounts disclosed in the Company's last annual financial statements. The Amendment applies prospectively for annual periods beginning on January 1, 2013.

IAS 16, "Property, Plant and Equipment" (classification of spare parts, stand-by equipment and servicing equipment):

The Amendment determines that spare parts, stand-by equipment and servicing equipment that meet the definition of property, plant and equipment in IAS 16 will be presented according to its provisions and otherwise, when these items do not meet this definition, they should be presented according to the provisions of IAS 2, "Inventories". This Amendment cancels the guidance that if spare parts and servicing equipment can be used only in connection with an item of property, plant and equipment they are accounted for as property, plant and equipment. The Amendment applies prospectively for annual periods beginning on January 1, 2013.

New and revised Standards and Interpretations in issue but not yet effective

IFRS 9 -Financial Instruments

The new Standard outlines the classification and measurement requirements for financial assets and liabilities. According to the Standard, the effective date when the Standard was originally issued, January 1, 2015, was removed. The effective date will be added once the comprehensive project of IFRS 9 will draw to an end. Also, it was tentatively decided that the mandatory effective date of the Standard will not be earlier than annual reporting periods beginning on January 1, 2017.

Currently, the Company's management can not anticipate the effect of the adoption of the Standard on its financial position and operating results.

Amendment to IAS 32, "Financial Instruments: Presentation" (offsetting financial assets and financial liabilities):

The Amendment determines that in order to meet the condition of offsetting an asset and financial liability, the right of set-off cannot be contingent on a future event and it must be enforceable in the normal course of business and in the event of bankruptcy, insolvency or default. Also, the net settlement condition may occur even if actually the settlement is in gross if does not leave significant credit risk or liquidity risk and if the amounts due and amounts payable are part of a single settlement process. The Amendment is effective retrospectively for annual reporting periods beginning on or after January 1, 2014. Earlier adoption is permitted.

Currently, the Company's management can not anticipate the effect of the adoption of the Standard on its financial position and operating results.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Adoption of new and revised Standards and interpretations: (Cont.)

New and revised Standards and Interpretations in issue but not yet effective, were not early adopted by the Group and are expected to affect or could affect future periods:

Amendment to IFRS 2, "Share-based Payment" (definition of vesting conditions):

The Amendment determines that a "performance condition" is a vesting condition that requires the counterparty to complete a specified period of service (indirectly or directly) and specified performance targets should be met during that service period. The Amendment also defines "service conditions" as a vesting condition that requires the counterparty to complete a specified period of service. If the counterparty, regardless of the reason, ceases to provide service during the vesting period, the counterparty has failed to satisfy the condition. A service condition does not require performance target to be met. The Amendment is effective prospectively to plans for which the grant date is after July 1, 2014. Earlier adoption permitted.

Amendment to IFRS 3, "Business Combination" (Accounting for contingent consideration in a business combination):

The Amendment clarifies that a contingent consideration not classified as equity will be subsequently measured at fair value thorough profit or loss whether it represents a financial instrument or not. The Amendment is effective prospectively to business combinations which occur after July 1, 2014. Earlier adoption permitted.

Amendment to IFRS 8, "Operating Segments" (disclosures regarding aggregation of segments):

The Amendment requires to add disclosure of judgment made by management in aggregating operating segments in order to present them as reportable segments, including a brief description of the operating segments that have been aggregated and the issues that have been assessed in determining that the operating segments share similar economic characteristics. Also, the Amendment clarifies that a reconciliation of total reportable segments assets and the entity's assets is required only if this information is regularly provided to the chief operating decision maker. The Amendment is effective retrospectively for annual reporting periods beginning on or after July 1, 2014. Earlier adoption is permitted.

Amendment to IAS 24, "Related Party Disclosures" (regarding key management personnel):

The Amendment clarifies that a management company that provides key management personnel services to the reporting entity is a "related party" of the reporting entity. The Amendment is effective retrospectively for annual reporting periods beginning on or after July 1, 2014. Earlier adoption is permitted.

Amendment to IFRS 13, "Fair Value Measurement" (scope of net measurement exception):

The Amendment expands the measurement option of fair value of portfolio of financial assets and financial liabilities on a net position basis also to other contracts in the scope of IAS 39 or IFRS 9. The Amendment is effective prospectively as of the beginning of the annual reporting period in which IFRS 13 is initially applied for annual periods beginning on or after July 1, 2014. Earlier adoption is permitted including appropriate disclosures.

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

•
Revenue recognition - the Group has recognized in revenues amounted to NIS 336,032 thousands in the year ended December 31, 2013 (NIS 286,509 thousands in the year ended December 31, 2012) for selling food products. The Group has given the certain buyers a right to return the product. As a result, the group recognized the revenues and created an accrual for customer's returns, at the same time. Any change of 1% in the Group's estimation will increase \ decrease the Group's revenues in the amount of NIS 3,360 thousands (NIS 2,865 thousands in the year ended December 31, 2012).

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 3 -       SIGNIFICANT ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESTIMATION (Cont.)

B.	Significant judgments in applying accounting policies (Cont.)

•
assumptions may affect the value of the Group's post-employment benefits obligations. The Group estimates the capitalization rate once in a year, based on the capitalization rate of government bonds. Other assumptions are determined based on market conditions and on the Group's past experience.

NOTE 4 -       CURRENT ASSETS

A.	Cash and cash equivalents - composition:

	December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars

Cash in bank	9,821	21,552	2,829
Short-term bank deposits	26,376	36,011	7,599
Total cash	36,197	57,563	10,428

B.	Financial assets at fair value through profit or loss:

	December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars

Financial assets carried at fair value through profit or loss (FVTPL)
Shares	31,454	10,534	9,062
Governmental loan and other bonds	76,300	33,215	21,981
Certificate of participation in mutual fund	3,598	115,061	1,037
Derivatives not designated as hedges	1,512	-	436
	112,864	158,810	32,516

C.	Trade receivables:

(1)	Composition

	December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars

Trade receivables	83,274	71,434	23,993
Less - allowance for doubtful debts	342	94	99
	82,932	71,340	23,894

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4 -       CURRENT ASSETS (Cont.)

C.	Trade receivables (Cont):

(1)	Composition (Cont):

The average credit period on sales of goods is 74 days. Allowance for doubtful debts is based upon factors surrounding the credit risk of specific customers and other information which our management believes adequately covers all anticipated losses in respect of trade receivables.

Before accepting any new customer, the Group assesses the potential customer's credit quality and defines credit limits by customer. Credit limits are examined periodically based on the Company's collection experience with each customer and additional external information. 99% of the Company's customers complied with their credit limits.

Of the trade receivables balance at the end of the year, NIS 18,226 thousand and 10,194 thousands (2012: NIS 9,565 and 10,536) are due from significant customers. There are no other customers who represent more than 10% of the total balance of trade receivables.

(2)	Movement in the allowance for doubtful debts

	December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars

Balance at beginning of the year	94	546	27
Change in allowance doubtful debts	(92)	(441)	(26)
Bad and doubtful debts	340	(11)	98
Balance at end of the year	342	94	99

D.	Other receivables and prepaid expenses

	December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars

Prepaid expenses	887	495	256
Income receivables	498	522	144
Advances to suppliers	687	1,299	198
Government authorities	-	3,543	-
Interested and related parties	300	-	86
Others	322	129	93
	2,694	5,988	777

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4 -       CURRENT ASSETS (Cont.)

E.	Inventories

	December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars

Finished products	43,730	43,178	12,599
Merchandise in transit	10,271	6,092	2,959
	54,001	49,270	15,558

The inventories are presented net of impairment provision.

NOTE 5 -       INVESTMENTS IN SUBSIDIARIES

The consolidated financial statements include the financial statements of the following Subsidiaries:

Subsidiary	Location	Jurisdiction of Organization	Company's Ownership Interest
			December 31,
			2 0 1 3	2 0 12

Gold Frost Ltd ("Goldfrost")	Israel	Israel	100.00%	100.00%
WF Kosher Food Distributors Ltd. ("WF") - non active	USA	USA	100.00%	100.00%
V.F.D. Ltd.	Israel	Israel	100.00%	100.00%

Scope of investment in investee (*)	December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars

Goldfrost	140,437	121,136	40,460
WF - non active	(1,872)	(2,019)	(539)
V.F.D. Ltd.	72	74	21
	138,637	119,191	39,942

(*)
The scope of the direct investment in investee is computed in a net amount based on the consolidated financial statements attributable to the equity holders of the parent, of total assets less total liabilities which present in the Company's consolidated financial statements financial information about the investee, including goodwill.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 6 -       PROPERTY PLANT AND EQUIPMENT

		Machinery		Computers
	Land and	and	Motor	and	Office
	Building	equipment	Vehicles	equipment	Furniture	Total
Consolidated Cost:
Balance -January 1, 2012	44,672	1,450	10,890	3,440	949	61,401
Additions	1,764	-	961	210	222	3,157
Dispositions	-	(43)	(1,493)	-	-	(1,536)

Balance - December 31, 2012	46,436	1,407	10,358	3,650	1,171	63,022

Changes during 2013:
Additions	210	1,855	1,597	146	44	3,852
Dispositions	-	-	(211)	-		(211)

Balance - December 31, 2013	46,646	3,262	11,744	3,796	1,215	66,663

Accumulated depreciation:
Balance - January 1, 2012	7,766	569	6,725	3,067	729	18,856
Additions	2,310	369	344	90	21	3,134
Dispositions	(57)	(25)	(514)	-	-	(596)
Balance - December 31, 2012	10,019	913	6,555	3,157	750	21,394

Changes during 2013:
Additions	1,827	253	2,267	78	34	4,459
Dispositions	-	-	(164)	-	-	(164)
Balance - December 31, 2013	11,846	1,166	8,658	3,235	784	25,689

Net book value:
December 31, 2013	34,800	2,096	3,086	561	431	40,974

December 31, 2012	36,417	494	3,803	493	421	41,628

Net book value (Dollars in thousands):
December 31, 2013	10,026	604	889	162	124	11,805

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 7 -       GOODWILL

Annual test for impairment

By the end of the year 2013 the amount of goodwill was NIS 36 thousands, based on the materiality estimate, the Group determined that no test for impairment of goodwill was necessary.

NOTE 8 -       DETAILS OF CURRENT LIABILITIES

A.	Trade payables

	December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars

Open accounts	18,668	26,292	5,378
Checks payables	1,577	976	455
	20,245	27,268	5,833

The average credit period on purchases of certain goods is approximately 30 days.

B.	Other payables and accrued expenses

	December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars

Government authorities	608	7	175
Customer advances	657	730	189
Related parties (see note 24)	1,931	3,740	556
Accrued expenses	2,025	1,478	583
Other	61	-	19
	5,282	5,955	1,522

NOTE 9 -       SHORT TERM BANK DEBT

Loans and other credits Comprised as follows in NIS:

	Interest rate	Liabilities
	As of	Current		Non-current		Total
	December 31	As of December 31,
	2 0 1 3	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2
	annual
	%
Banks debt:

Euro	L+1.85	18	7,480	-	-	18	7,480
Swiss Franc	L+1.85	-	2,450	-	-	-	2,450
		18	9,930	-	-	18	9,930

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 10 -     PROVISIONS

A.	Movement in Provisions:

	Legal claims
	NIS	US Dollars

Balance at the beginning of year 2013	3,446	993
Additional recognized provisions during the year	(3,446)	(993)
Balance at the end of year 2013	-	-

B.	Additional information:

In May 2013, the Municipality of Yavne sent the Company a revised municipal tax assessment for 2013 according to which the area of the logistic center and its classification were revised (in this paragraph, "the revised municipal tax assessment"). The additional annual charge included in the revised municipal tax assessment amounts approximately NIS 160 thousand. In addition, the Municipality of Yavne sent the Company a retroactive charge for the years 2008-2012 in respect of what was stated in the revised municipal tax assessment. The legal advisors of the Company believe that there is a chance to significantly reduce the revised municipal tax assessment for 2013 and that there is a high chance of cancelling the retroactive charge. Accordingly, the financial statements include a provision on part of the revised municipal tax assessment but they do not include a provision in respect of the retroactive charge as mentioned above.

NOTE 11 -     EMPLOYEE BENEFITS

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11 -     EMPLOYEE BENEFITS (Cont.)

B.	Composition:

	December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars

Post Employment Benefits:
Benefits to retirees	644	581	186

Short term employee benefits:
Accrued payroll and related expenses	1,482	1,277	427
Short term absence compensation	398	382	114
	1,880	1,659	541

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2 0 1 3	2 0 1 2

Discount rate	3.6%	3.7%
Expected return on the plan assets	2.5%-4.5%	2.5%-4.5%
Rate of increase in compensation	4%	4%

Expected rate of termination:
0-1 years	35%	35%
1-2 years	30%	30%
2-3 years	20%	20%
3-4 years	10%	10%
4-5 years	10%	10%
5 years and more	7.5%	7.5%

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11 -     EMPLOYEE BENEFITS (Cont.)

B.	Composition: (Cont.)

Amounts recognized in profit or loss in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars

Current service cost	681	644	196
Interest cost	107	103	31
Expected return on the plan assets	(97)	(89)	(28)
Employer contribution	(660)	(592)	(190)
Interest losses on severance payment allocated to remuneration benefits	12	20	3
Actuarial losses (gains) recognized in the year	-	112	-
Actuarial gains arising from experience adjustments (see Note 2v)	(55)	-	(16)
Actuarial losses arising from changes in financial assumptions (see Note 2v)	159	-	46
Benefit paid during the year	(84)	(135)	(24)
	63	63	18

C.	Defined benefit plans:

The expenses (income) included in the Income statement are as follows:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars

Selling expenses	-	50	-
General and administrative expenses	-	13	-
	-	63	-

remeasurement of the net liability in respect of defined benefit by Movement in capital reserve in (see Note 2v)	63	-	18

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11 -     EMPLOYEE BENEFITS (Cont.)

C.	Defined benefit plans: (Cont.)

Movements in the present value of the defined benefit obligation in the current period were as follows:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars

Opening defined benefit obligation	2,929	2,457	844
Current service cost	681	644	196
Interest cost	107	103	31
Actuarial gains	-	179	-
Actuarial losses arising from experience adjustments (see Note 2v)	25		7
Actuarial gains arising from changes in financial assumptions (see Note 2v)	(56)		(16)
Benefits paid	(291)	(454)	(84)
Closing defined benefit obligation	3,395	2,929	978

Movements in the fair value of the defined benefit assets in the current period were as follows:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars

Opening defined benefit assets	2,348	1,940	676
Expected return on the plan assets	97	89	28
Actuarial losses	-	67	-
Changes in financial assumptions	(135)	-	(39)
Employer contribution	660	592	190
Benefits paid	(207)	(320)	(60)
Interest losses on severance payment allocated to remuneration benefits	(12)	(20)	(3)
Closing defined benefit assets	2,751	2,348	792

Adaption of the current value of defined benefit plan liability and the fair value of the plan's assets to the assets and liabilities recognized in the Balance Sheets:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars

Present value of funded liability	3,395	2,929	978
Fair value of plan assets - accumulated deposit in executive insurance	2,751	2,348	792
Net liability deriving from defined benefit obligation	644	581	186

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11 -     EMPLOYEE BENEFITS (Cont.)

C.	Defined benefit plans: (Cont.)

Actual return on the plan's assets and compensation rights:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars

Expected return on plan's assets	97	89	28
Actuarial (losses) gains	-	67	-
Actual return on plan's assets	97	156	28

Comparison to previous years:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1	2 0 1 3
	NIS	NIS	NIS	US Dollars
Present value of obligation due to defined benefit plan	3,395	2,929	2,458	978
Fair value of plan assets	2,751	2,348	1,940	792
Plan deficit	644	581	518	186

D.	Short term employee benefits

(1)	Paid Vacation Days

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

The balance of the Group's vacation provision is in accordance with the vacation eligibility of each individual employee, according to the personal agreement between each employee and the company to which they belong, and in accordance with the employee's salary. The balance of the Group's vacation provision as of December 31, 2013 is NIS 305 thousand (NIS 293 thousand as of December 31, 2012).

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 12 -     INCOME TAXES

A.	Composition

	Year ended December 31
	2 0 1 3	2 0 1 2	2 0 1 1	2 0 1 3
	NIS	NIS	NIS	US Dollars
Current taxes:
Current taxes	8,459	7,095	4,277	2,437
Taxes in respect of prior years	539	(251)	(131)	155
	8,998	6,844	4,146	2,592

Deferred taxes:
Deferred taxes from continued operations	519	913	(240)	150
	9,517	7,757	3,906	2,742

B.	Reconciliation of the statutory tax rate to the effective tax rate

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1	2 0 1 3
	NIS	NIS	NIS	US Dollars

Income before Income taxes	41,325	31,763	18,255	11,907

Statutory tax rate	25%	25%	24%	25%
Tax computed by statutory tax rate	10,331	7,941	4,381	2,977

Tax increments (savings) due to:
Non-deductible expenses	166	55	124	48
Tax exempt Income	(224)	(47)	(91)	(65)
Permanent differences	-	-	(12)	-
Temporary differences for which deferred taxes were not provided	(1,341)	(116)	(257)	(386)
Differences in the definition of capital and non-monetary items for tax purposes and financial reporting purposes	-	-	36	-
Previous year taxes	539	(63)	(131)	155
Other	46	(13)	(144)	13
	9,517	7,757	3,906	2,742

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 12 -     INCOME TAXES (Cont.)

C.	Deferred Taxes

	January 1, 2013	Recognized in profit or loss	December 31, 2013	December 31, 2013
	NIS	NIS	NIS	US Dollars
Deferred taxes arise from the following:

Financial assets carried at fair value through profit or loss	(828)	(302)	(1,130)	(326)
Employees benefits	262	(6)	256	74
Allowance for doubtful accounts	24	67	91	26
	(542)	(241)	(783)	(226)
Carry forward tax losses	562	(278)	284	82
	20	(519)	(499)	(144)

For 2013 - Deferred taxes were computed at rates of 25%.

	January 1, 2012	Recognized in profit or loss	December 31, 2012	December 31, 2012
	NIS	NIS	NIS	US Dollars
Deferred taxes arise from the following:

Financial assets carried at fair value through profit or loss	-	(828)	(828)	(222)
Employees benefits	265	(3)	262	70
Allowance for doubtful accounts	137	(113)	24	6
	402	(944)	(542)	(146)
Carry forward tax losses	531	31	562	152
	933	(913)	20	6

For 2012 - Deferred taxes were computed at rates of 25%.

D.	Reduction of Corporate Tax Rates

(1)	The Company and its subsidiaries were not assessed for Income Taxes. According to section 145 of the Tax Ordinance assessments for the years 2007 and backward are considered final.

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

NOTE 12 -     INCOME TAXES (Cont.)

D.	Reduction of Corporate Tax Rates (Cont)

(2)	(Cont.)

According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes is no longer be considered a real-term basis for measurement.  Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes was discontinued; in a manner whereby these sums was adjusted until the CPI at the end of 2007 and their linkage to the CPI was end as of that date.

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

(4)
In September 26, 2011 the Social-Economic Reform Committee headed by Professor Manuel Trajtenberg published a report with its recommendations. Consequently, on  December 6, 2011, the Law for Change in the Tax Burden (Legislative Amendments), based on the recommendations in the Tax Section of that report, was published, after being approved in a third reading in the Israeli Knesset.

The main changes of the new law regarding corporate Income taxes are as follows:

(a)	Cancellation of the planned gradual reduction of Income taxes and corporate Income taxes commencing in 2012.

(b)	Increase of the corporate Income tax rate to 25% in 2012.

(c)	Increase of the capital gains tax rate and betterment tax rate to 25%.

(5)
In July 30, 2013, the "Knesset" approved the third reading of the "Arrangements Law"("the Law") and on August 5, 2013 it was published in the registry. According to which the corporate tax will be increased by 1.5% commencing 2014 tax year from 25% to 26.5%. As of December 31, 2013, deferred tax balances that are measured according to the corporate tax have been computed according the provisions of the Law.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13 -     COMMITMENTS AND CONTINGENT LIABILITIES

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

The Management Services Agreements were for a period of four years commencing on June 1, 1998 (the “Management Services Period”), were automatically renewed on June 1, 2002 for two additional years and were automatically renewed for an additional period of two years in June 2004.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13 -     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

A.	Commitments (Cont.)

(2)	(Cont.)

On January 2, 2008 the Audit Committee and the Board of Directors unanimously approved the amendment of the Management Services Agreements with Messrs. Zwi Williger and Joseph Williger. In accordance to the new Management Services Agreements the terms were amended as follows:

(a)
The current monthly services fees according to the Management Services Agreements will cease to be linked to the US Dollar and will be translated to NIS 102,900 (excluding VAT) linked to changes in the Israeli consumer price index which is NIS 120,594 per month as of December 31, 2013 (USD 34,743).

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

NOTE 13 -     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

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

(3)
On April 1, 1997 the Company entered into an agreement to provide the Parent Company administrative services pursuant to which the Company may provide office facilities leased by the parent company for a monthly fee of NIS 4,500 (USD 1,205) to be adjusted annually for changes in the Israeli CPI, which is NIS 7,085 per month as of December 31, 2013 (USD 2,042).

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

(4)
The Company does not generally enter into written agency or other agreements with its suppliers. However, the Company has written agreements with 24 foreign suppliers that confirm the exclusive appointment of the Company as the sole agent and/or distributor of such suppliers either with respect to a specific product or with respect to a line of products, within the State of Israel.

(5)
The Company signed distribution agreements with distributors that distribute the Company's products all over Israel for a commission that range between 7% to 10% of the distributor sales, depending on the product. The Company has no commitment to any of those distributors for ongoing relationship.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13 -     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

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

The two cases were consolidated for discovery and a joint trial. Discovery has been completed. Several trial dates were set last year and adjourned. Settlement discussions have not been productive. The parties are currently preparing for an April 28, 2014 jury trial. At the current stage of the dispute, the Company's management and legal counsel cannot assess the chances of the parties

(2)
On September 22, 2008, a lawsuit was filed against the Company, WF and one of the Company's officers by several WF's Israeli vendors in the Tel Aviv-Jaffa Magistrates Court in the amount of NIS 1,350 thousand (USD 389 thousand), claiming nonpayment of WF for food products that they allegedly supplied to WF. A statement of defense was filed where the Company vigorously defended against such claims.  In March 2014, a verdict was rendered in which the Court rejected all plaintiffs' arguments and accepted all the Company's arguments. The Court further ruled legal expenses of NIS 60,000 in favor of the Company.

(3)
In December 2012, November 2013 and December 2013, three civil complaints and applications for their approval as class actions were filed against the Company alleging the unlawful and misleading labeling of products imported and sold by the Company. The complaints seek to represent every resident of the State of Israel who purchased products of the Company. The aggregate amount of the claims, as estimated by the plaintiffs, is approximately NIS 17 million (USD 4.8 million). In light of the early stage of the procedures, it is not possible at this time to provide an assessment of the chances of success of the claims and, therefore no provision has been made in the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13 -     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Contingent liabilities (Cont.)

(4)
In October 2013, the Company filed a claim with the Rishon Le'Zion Magistrate Court against the Israel Customs and VAT Department in the framework of which it demanded that the Court nullify of the charge issued to the Company by the Central Customs House, which argues that, for customs purposes, the Company did not include various costs that it had incurred in order to receive Kosher certification for the food products that it had imported over a seven-year period, thereby underpaying customs duties (in this paragraph, the "Charge Notice"). The Charge Notice requires the payment of total customs duties of approximately NIS 150 thousand (USD 43 thousand). The legal advisors of the Company believe that there is a high probability of successfully challenging the Charge Notice and, accordingly, the financial statements do not include a provision in respect of the Charge Notice.

(5)
In November, 2013, Messrs. Zwi and Joseph Williger informed the Company that in the context of mediation they have agreed with Mr. Arcadi Gaydamak to the dismissal of Mr. Gaydamak's claims against them. In 2009, Mr. Gaydamak filed a lawsuit against Messrs. Zwi and Joseph Williger claiming, among others, that they did not rightfully exercise their call option under loan agreements following which Messrs. Zwi and Joseph Williger each increased his holdings by 21.65% of the outstanding shares of the Company's parent company, Willi-Food Investments Ltd. (based on its outstanding shares at the time). As a result of their agreement, all claims between the parties have been dismissed.

NOTE 14 -     SHAREHOLDERS' EQUITY

Composition:

	Ordinary shares
	of NIS 0.1 par value each
	December 31
	2 0 1 3	2 0 1 2

Authorized share capital	50,000,000	50,000,000

Issued and outstanding	12,974,245	12,974,245

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

NOTE 15 -     SHARE BASED PAYMENT

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

The Company estimated the fair value, utilizing the following assumptions (all in weighted averages):

August 2009 series

Average share price (NIS)	20.13
Exercise price(NIS)	11.5
Risk-free interest rate	2.5%-3.7%
Expected life of share options	2-4 years
Expected annual volatility (*)	45%-51%

(2)	June 2011 series.

On June 29, 2011, the remaining 65,000 options (out of the 200,000 options approved) were granted to the Group's employees. By the end of the year 2012, 14,000 options of this series were forfeited. The Options expire dates in June, 2014, 2015 and 2016 respectively.

The Company utilizes the Black-Scholes model. The Company estimated the fair value, utilizing the following assumptions (all in weighted averages):

June 2011 series

Average share price (NIS)	20.13
Exercise price(NIS)	10.14
Risk-free interest rate	4.4%
Expected annual volatility (*)	44.1%
Option life (years) (**)	2.49

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15 -     SHARE BASED PAYMENT (Cont.)

A.	Options plans (Cont.)

(3)	November 2013 series.

November 2013 series

Average share price (USD)	8.07
Exercise price (USD)	6.5
Risk-free interest rate	1.57%
Expected annual volatility (*)	30%
Option life (years) (**)	5

For addition information see note 24d

(*)	The expected volatility was determined on the basis of historical volatility of share prices of the Company and other group companies.

(**)
The average option life is determined according to management estimate as to the holding period of the options by employees taking into account their position at the Company and the Company's past experience.

B.	Movement during the year

A summary of the status of the Company’s stock option plans as of December 31, 2012, 2011 and changes during the years then ended, is presented below:

	Number of options
	Year ended December 31
	2 0 1 3		2 0 1 2
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		(NIS)		(NIS)

Balance at the beginning of the year	61,334	9.94	75,001	10.14
Exercised	(58,000)	9.78	-	-
Forfeited	-		(13,667)	-
Balance at the end of the year	3,334	9.58	61,334	9.94

Options exercisable at the year end (*)	-		54,667	-

(*)	The weighted average remaining contractual life of the above options was 2.49 years.

C.	The accounting for share-based compensation

(1)	August 2009 and June 2011 series.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15 -     SHARE BASED PAYMENT (Cont.)

C.	The accounting for share-based compensation (Cont.)

(2)	November 2013 series.

The accounting for share-based compensation is as follows: The Company initiated and approved the grant. In accordance with IFRS 2 the options fair value determined at the date of grant is recognized over the vesting period of each trench.

NOTE 16 -     SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

A.	Revenues

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1	2 0 1 3
	NIS	NIS	NIS	US Dollars

Sale of other products	336,032	286,509	264,404	96,811

B.	Cost of sales

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1	2 0 1 3
	NIS	NIS	NIS	US Dollars

Purchases	243,197	225,268	194,906	70,066
Transportation	1,993	1,833	1,760	574
Depreciation and amortization	1,906	2,282	1,858	549
Maintenance	3,827	2,763	2,678	1,103
Other costs and expenses	1,754	1,597	1,504	505
	252,677	233,743	202,706	72,797
Change in finished goods	(322)	(16,275)	(7)	(93)
	252,355	217,468	202,699	72,704

C.	Selling expenses

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1	2 0 1 3
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	10,979	10,890	10,234	3,163
Maintenance	7,146	5,927	5,032	2,058
Vehicles	4,591	4,524	4,499	1,323
Advertising and promotion	5,963	4,287	3,774	1,718
Depreciation and amortization	1,995	376	1,098	575
Others	4,456	2,911	2,845	1,284
	35,130	28,915	27,482	10,121

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16 -     SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Cont.)

D.	General and administrative expenses

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1	2 0 1 3
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	13,210	11,195	10,215	3,806
Office maintenance	1,137	919	889	328
Professional fees	2,418	2,890	4,354	695
Vehicles	412	344	274	119
Depreciation and amortization	558	476	403	161
Bad and doubtful debts	340	(11)	109	98
Communication	181	165	198	52
Other	1,152	737	933	332
	19,408	16,715	17,375	5,591

E.	Employees benefit costs

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1	2 0 1 3
	NIS	NIS	NIS	US Dollars

Payroll (without payment to related parties)	16,100	15,571	15,159	4,639
Salary expenses relating Stock Incentive Plan	18	93	200	5
Employee Benefit Plan expenses	-	63	(124)	-
	16,118	15,727	15,235	4,644

F.	Depreciation and amortization

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1	2 0 1 3
	NIS	NIS	NIS	US Dollars

Depreciation of fixed assets (see note 6)	4,459	3,134	3,359	1,285

NOTE 17 -     OTHER INCOME

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1	2 0 1 3
	NIS	NIS	NIS	US Dollars

Capital gain on fixed assets realization	29	89	240	8
Other	25	(43)	-	8
	54	46	240	16

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 18 -     FINANCE INCOME AND EXPENSES

		Year ended December 31,
		2 0 1 3	2 0 1 2	2 0 1 1	2 0 1 3
		NIS	NIS	NIS	US Dollars
A.	Financing Income:

	Interest Income:
	Short-term bank deposits	412	836	1,533	119
	Interest Income of debentures held for trading	1,734	1,832	1,933	500
	Other	49	-	-	14
	Total interest Income	2,195	2,668	3,466	633
	Other:
	Changes in fair value of financial assets at fair values	10,363	4,034	(4,034)	2,986
	Foreign currency differences	-	1,775	1,661	-
	Dividends	450	239	387	129
	Total financing Income	13,008	8,716	1,480	3,748

B.	Financing expenses:
		Year ended December 31,
		2 0 1 3	2 0 1 2	2 0 1 1	2 0 1 3
		NIS	NIS	NIS	US Dollars
	Interest expenses:
	Bank credit	-	24	47	-
	Other:
	Realized loss (gain) on derivatives	69	-	(44)	20
	Foreign currency differences	351	-	(90)	101
	Bank fees	455	363	417	131
	Other	1	23	(17)	-
	Total Other costs	876	386	266	252

	Total financing costs	876	410	313	252

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 19 -     EARNING PER SHARE

		Year ended December 31,
		2 0 1 3	2 0 1 2	2 0 1 1	2 0 1 3
		NIS	NIS	NIS	US Dollars
A.	Basic earnings per share:

	Profit for the year from continuing operations attributable to equity holders of the parent	31,808	24,006	14,349	9,165
	Profit for the year from discontinued operations attributable to equity holders of the parent	-	-	3,962	-
	Earnings used in the calculation of basic earnings per share to equity holders of the parent	31,808	24,006	18,311	9,165

B.	Diluted earnings per share:

	Profit used to compute basic earnings per share from continuing operations	31,808	24,006	14,349	9,165
	Profit used to compute diluted earnings per share from continuing operations	31,808	24,006	14,349	9,165
	Profit used to compute basic earnings per share from discontinued operations	-	-	3,962	-
	Profit used to compute diluted earnings per share from discontinued operations	-	-	3,962	-
	Weighted average number of shares used in computing basic earnings per share from continuing operations	12,974,245	12,977,481	13,534,954	12,974,245
	Weighted average number of shares used in computing diluted earnings per share from continuing operations	12,974,245	12,977,481	13,534,954	12,974,245
	Weighted average number of shares used in computing basic earnings per share from discontinued operations	-	-	13,534,954	-
	Weighted average number of shares used in computing diluted earnings per share from discontinued operations	-	-	13,534,954	-

NOTE 20 -     FINANCIAL INSTRUMENTS

A.	Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which Income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20 -     FINANCIAL INSTRUMENTS (Cont):

B.	Categories of financial instruments

	As of December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars
Financial assets
Financial assets at fair value through profit or loss	112,864	158,810	32,516
Cash and cash equivalents	36,197	57,563	10,428
Loan carried at fair value through profit or loss	65,300	-	18,813
	214,361	216,373	61,757
Financial liabilities
Short term bank credit	18	9,930	5
Derivatives designated as hedges	51	-	15
	69	9,930	20

C.	Objectives of managing financial risks

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

NOTE 20 -     FINANCIAL INSTRUMENTS (Cont):

E.	Other price risks

The Group is exposed to price risks of - shares, certificate of participation in mutual fund and bonds, which are classified as financial assets carried at fair value through profit or loss.

The carrying amount of the investments exposed to price risks of shares, certificate of participation in mutual fund and bonds is NIS 112,864 thousands (USD 32,516 thousands).

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

	2 0 1 3	2 0 1 2
	NIS	NIS

Profit or loss	11,286	15,989

F.	Credit risk

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

Aging of impaired trade receivables are 74 days and in the year 2013 (84 days in the year 2012)

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20 -     FINANCIAL INSTRUMENTS (Cont):

G.	Liquidity risk management (Cont):

(1)	Financial instruments that do not constitute derivate financial instruments

	1 year	1-5 years	Total

2013:
which bear interest	18	-	18

2012:
which bear interest	9,930	-	9,930

Maturity profile of outstanding financial liabilities consists of:

	December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars
Interest free:
Short term bank debt	18	9,930	5

(2)	Non derivatives financial instruments

The following table presents the Group's maturity profile for its non-derivatives financial instruments based on their contractual maturity. These financial instruments include interest relating to these assets, except for cases when the Group anticipates that the cash flow will occur on a different period.
	1 month	1-3 Months	4-12 Months	1-5 Years	More then5 Years	Total
	NIS	NIS	NIS	NIS	NIS	NIS

2013
Financial instruments which bear interest	127,369	65	938	12,804	3,957	145,133
Financial instruments which do not bear interest	36,197	31,519	-	-	-	67,716
	163,566	31,584	938	12,804	3,957	212,849

2012
Financial instruments which bear interest	57,563	33,215	-	-	-	90,778
Financial instruments which do not bear interest	115,061	10,534	-	-	-	125,595
	172,624	43,749	-	-	-	216,373

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20 -     FINANCIAL INSTRUMENTS (Cont):

G.	Liquidity risk management (Cont):

(2)	Non derivatives financial instruments (Cont):

The Financial instruments in the non derivatives financial instruments consist of:

	December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars

Cash and cash equivalents	36,197	57,563	10,428
Financial assets at fair value through profit or loss	111,352	158,810	32,081
Loan carried at fair value through profit or loss	65,300	-	18,813
	212,849	216,373	61,322

H.	Exchange rate risk

The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at reporting date are as follows:

Assets	Assets		Liabilities
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2
	NIS	NIS	NIS	NIS

USD	9,300	22,760	6,006	17,907
EUR	6,216	3,049	3,590	9,042

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20 -     FINANCIAL INSTRUMENTS (Cont):

H.	Exchange rate risk (Cont):

	USD Impact	EUR Impact
	2 0 1 3	2 0 1 3
	NIS	NIS

Profit or loss	329	263

	USD Impact	EUR Impact
	2 0 1 2	2 0 1 2
	NIS	NIS

Profit or loss	485	(599)

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20 -     FINANCIAL INSTRUMENTS (Cont):

I.	Fair value of financial instruments (Cont).

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

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

financial assets ‘at fair value through profit or loss’ (FVTPL)
Marketable securities and derivatives	109,645	3,219	-	112,864
Loan at fair value through profit or loss	-	-	65,300	65,300
Total	109,645	3,219	65,300	178,164

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

financial assets ‘at fair value through profit or loss’ (FVTPL)
Marketable securities	158,810	-	-	158,810
Total	158,810	-	-	158,810

Assets and liabilities that are presented in the statement of financial position at fair value within Level 3:

On November 27, 2013, the Company entered into a loan agreement with Newco ("the loan agreement") according to which the Company will give Newco a loan of NIS 65 million ("the loan") that will be deposited according to the trust agreement between the Company and Newco trustee ("the investors trustee") and that may be fully converted into shares of IDB Holdings Company Ltd. ("IDB Holdings") or into shares of IDB Development Company Ltd. ("the conversion shares") to be held by Newco in proportion to the loan amount and the amount injected by Newco under the arrangement plan between IDB Holdings and its creditors ("the arrangement plan") which was submitted to the Court pursuant to section 350 to the Companies Law, 1999 ("the Companies Law").

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20 -     FINANCIAL INSTRUMENTS (Cont):

I.	Fair value of financial instruments (Cont):

Assets and liabilities that are presented in the statement of financial position at fair value within Level 3 (Cont):

According to the loan agreement, this is a "bullet" loan (principal, linkage differences and interest) extended for the shorter of a period of one year from the date of deposit or for a period of six months from the date of completion as determined in the arrangement plan ("the original repayment date"). The loan shall be linked to the Israeli CPI published on November 15, 2013 and shall bear interest at the annual rate of 5% compounded from the date of deposit to the relevant date of repayment. According to the terms of the loan agreement, if the Court does not approve the arrangement plan or if the suspending conditions do not give rise to the arrangement plan, the loan will be paid off and returned to the Company before the original repayment date including linkage differences and interest.

Considering the decision of the Tel-Aviv District Court from December 17, 2013 regarding the approval of the creditors' composition of IDB Holdings ("the Court's decision"), the Company addressed the investors trustee and demanded to transfer to its disposal the loan principal in line with the trust agreement and the Court's decision.

On December 31, 2013, at the request of the Company, the investors trustee addressed the officer in the capacity of the trust agreement, Adv. Hagai Ullman ("Ullman"), and informed that on December 29, 2013 it received a demand from the Company to immediately transfer to the Company the loan principal of NIS 65 million which the Company made available to Newco and which was deposited in trust with the investors trustee. According to this demand, Ullman is requested to give its written approval to the investors trustee and to the Trust Company of Bank Leumi Le'Israel Ltd. (or, alternatively, not to give the approval) to act to release the above amount that is in trust considering the provisions of section 4.2.2 to the trust agreement, the Court's decision and that December 31, 2013 is the deferred date for presenting the examination report by the observer appointed by Court.

On January 12, 2014, the loan principal was returned to the Company. On January 14, 2014, the Company received the interest on the loan.

Investment in debt instruments and loans presented at fair value
In investees
NIS in thousand

Balance at January 1, 2013	-

Purchases	65,000

Gains recognized through profit or loss:
Finance income	300

Balance at December 31, 2013	65,300

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 21 -     OTHER FINANCIAL ASSETS AND LIABILITIES

From time to time the Group takes action to hedge against changes in exchange rate. Below are the open positions as of December 31, 2013:

A.	Other financial assets:

	Current Assets
	December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars
Derivatives not designated as hedges:

Maof call options	5,068	-	1,460
Maof put options	(3,556)	-	(1,024)
Total	1,512	-	436

B.	Other financial liabilities:

		Current liabilities
		December 31,
	Exchange	2 0 1 3		2 0 1 2	2 0 1 3
	rate	Cost Value NIS	fair value NIS	NIS	US Dollars
Derivatives designated as hedges:

Forward contracts in USD	3.485-3.515	10,585	(67)	-	(19)
Forward contracts in Euro	4.756	2,854	16	-	(5)
Total		13,439	51	-	14

NOTE 22 -     DISCONTINUED OPERATIONS

A.	Disposal of manufacturing operation

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 22 -     DISCONTINUED OPERATIONS (Cont):

A.	Disposal of manufacturing operation (Cont):

The disposals of Shamir Salads carried out the group’s entire manufacturing operating segment.

B.	Analysis of profit for the year from discontinued operations

The results of the discontinued operations (i.e. export and manufacturing operation) included in the Income statement are set out below.

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1	2 0 1 3
	NIS	NIS	NIS	US Dollars
Profit for the year from discontinued operations:
Revenue	-	-	79,348	-
Expenses	-	-	(78,920)	-
Income before tax			428
Attributable Income tax expense	-	-	(135)	-
	-	-	293	-

Profit for the sale of discontinued operations	-	-	5,690	-
Attributable Income tax expense	-	-	(1,811)	-
	-	-	3,879	-
Total Profit for the year from discontinued operations	-	-	4,172	-

Profit for the year from discontinued operations attributable to owners of the Company	-	-	3,962	-

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23 -     SEGMENT INFORMATION

A.	General

The Group has adopted IFRS 8 Operating Segments with effect from January 1, 2009. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance.

Since 2012, the Group's operating segment under IFRS 8 is only the import segment. The import segment earns its revenues from importing and marketing food products to retail chains, supermarkets and etc.

Until the sale of the sub-subsidiary, Shamir Salads, in late 2011, the Company's reporting segment included also the production segment (segment which earned its revenues from production of food products to retail chains, supermarkets and etc.). As a result of the above sale, practically the production segment of the Company was sold and the chief operating decision maker no longer reviews the assets and performance of this segment.

Accordingly, the only reportable segment is the import segment that is presented in the statement of profit or loss and that does not include revenues and expenses from the discontinued operation.

B.	Revenues from the main customers of the Import segment

The following is an analysis of the Group's customers who represent more than 10% of the total sales:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1	2 0 1 3
	NIS	NIS	NIS	US Dollars

Customer A	40,099	42,325	30,716	11,553
Customer B	64,817	49,446	48,124	18,674

C.	Revenues from the principal products of the Import segment

Revenues from major groups of products that contributed 10% or more to the Group's total revenues in 2011-2013 are as follows:

	Year ended December 31,
	2 0 1 3		2 0 1 2	2 0 1 1	2 0 1 3
	NIS		NIS	NIS	US Dollars

Canned Vegetables and Pickles	60,783		58,076	56,543	17,512
Dairy and Dairy Substitute Products	86,862		74,824	70,317	25,025
Edible Oils	(*	)	28,324	27,200	(*	)

(*)	Less than 10%.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24 -     RELATED PARTIES

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

A.	Transactions with Related Parties

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1	2 0 1 3
	NIS	NIS	NIS	US Dollars

Purchases and sales of goods	316	272	27	91

Participation in expenses with parent company	290	177	5	84

Management fees	2,874	2,830	2,780	828

Bonus	4,592	3,529	2,500	1,323

Share-based payment	172	-	-	-

Car expenses	433	424	438	125

B.	Balances with Related Parties

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars

Due to officers	(1,819)	(3,740)	(524)

Parent company	188	61	54

C.	Management Service Agreements

For information regarding Management Services Agreements with Mr. Zwi Williger, Chairman of the Board of Directors of the Company, and Mr. Joseph Williger, a director and President of the Company, through Williger Management Companies, see note 1, "Commitments and Contingent liabilities".

D.	Equity Compensation

On November 28, 2013, after receiving the approval of the remuneration committee and Board of the Company, the general meeting of the Company approved an employee option plan (in this paragraph, "November 2013 series") according to which the Company will allocate, pursuant to the provisions of section 102 to the Income Tax Ordinance under the earned income track, 30,000 unquoted options of the Company to its CEO to employees of the subsidiaries (in this paragraph, "the optionees"). One option is exercisable into one ordinary share of the Company of NIS 0.1 par value each.

According to November 2013 series, the options were allocated to the optionees at no consideration. The exercise price of each share underlying the option is USD 6.5, subject to

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24 -     RELATED PARTIES (Cont):

D.	Equity Compensation (Cont):

various adjustments such as in instances of distribution of bonus shares, rights issue, distribution of dividend and etc.

In addition the general meeting of the Company also approved a grant of 200,000 options to each of Messrs. Joseph and Zwi Williger at the same terms of November 2013 series.

According to the plan, each optionees is entitled to exercise options, in consideration of the payment of the above exercise price, ratably in three equal portions as follows:

(1)	One-third (1/3) - within 12 months of their allocation ("the record date") to 36 months after the record date.

(2)	One-third (1/3) - within 24 months after the record date to 48 months after the record date.

(3)	One-third (1/3) - within 36 months after the record date to 60 months after the record date.

The optionees entitlement to exercise the options and to receive the underlying shares on the above entitlement dates is conditional upon being an employee of the relevant company on the relevant entitlement dates, all as stated in the plan.

Any stock option that is not exercised by the last day of the portion expires.

The effect on the Company's consolidated income as of the reporting date was approximately NIS 182 thousand.

NOTE 25 -     GUARANTEES AND PLEDGES

The Company has pledged all of its assets (including its outstanding share capital and goodwill of the Company) in favor of to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company’s suppliers. The outstanding amount of such letters of credit as of December 31, 2013 was approximately NIS 13,983 thousand (USD 4,029 thousand).

Secured liabilities of the Group:

	As of December 31,
	2 0 1 3	2 0 1 2	2 0 1 3
	NIS	NIS	US Dollars
	(in thousands)

Bank letters of credit	13,983	13,880	4,029
Bank overdraft	18	9,930	5
	14,001	23,810	4,034

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 26 -     EVENTS AFTER THE REPORTING DATE

On March 2, 2014, the controlling shareholders of the parent company, Messrs. Joseph Williger and Zvi Williger, informed that they and private companies under their control signed an agreement with Emblaze Ltd. ("Emblaze") in the context of which, subject to predetermined conditions, Emblaze is to purchase 7,722,297 Ordinary shares of the parent company of NIS 1 par value each, representing about 58.04% of the parent company's issued and outstanding share capital and about 58.62% of its voting rights (about 55.16% of the equity interests in the parent company and about 55.69% of the voting rights in the parent company on a fully diluted basis) in consideration of approximately NIS 268 million, reflecting approximately NIS 34.71 per parent company share. The agreement is subject to the receipt of the approval of the Anti-trust Commissioner.

Israeli Anti-Trust Authority approval was received on March 26, 2014. Subsequent to this approval, Emblaze acquired shares with 44.99% of the voting rights in the parent company from the Sellers or companies controlled by the Sellers. On April 6, 2014, Emblaze published a special tender offer to shareholders, which expired on April 27, 2014. Although sufficient shares were tendered to enable Emblaze to acquire shares carrying 5% of the voting rights in the parent company, per Israel law the results will not be final until May 1, 2014.

Assuming that all the shareholders of the parent company other than the Seller participate in the special tender offer in relation to their entire shareholdings, Emblaze expects to acquire up to 61.80% (though the actual number may be lower, depending on the breakdown of shareholder acceptances under the special tender offer) of the shares in the parent company for an aggregate consideration of approximately up to NIS 285.5 million (approximately USD 82.3 million). Completion is expected to occur on or about May 4, 2014, after which the Board Changes are expected to take place and changes in the officers of the Company may be considered by the Board.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

By:	/s/ Gil Hochboim
Gil Hochboim
Chief Executive Officer

Date:  April 30, 2014

EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (*)
1.2	Articles of Association of the Company, as amended on March 20, 2014 (*)
2.1	Specimen of Certificate for ordinary shares (1)
4.1	Share Option Plan (1)
†4.2	Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated June 1, 1998 (2)
†4.3	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated August 1, 2005 (3)
†4.4	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated October 23, 2011 (4)
†4.5	Management Agreement between the Company and Zwi W. & Co. Ltd., dated June 1, 1998 (2)
†4.6	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated August 1, 2005 (3)
†4.7	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated October 23, 2011 (4)
†4.8	Services Agreement between the Company and Willi-Food, dated April 1, 1997 (2)
†4.9	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (3)
†4.10	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (3)
4.11	Relationship Agreement between the Company, Gold Frost, Willi-Food, Zwi Williger and Joseph Williger dated February 28, 2006 (3)
4.12	Placing Agreement between the Company, Gold Frost, certain officers of Gold Frost and Corporate Synergy dated March 2, 2006 (3)
4.13	Lock In Agreement, between the Company, Gold Frost, Corporate Synergy and certain officers of Gold Frost, dated March 2, 2006 (3)
4.14	Securities Purchase Agreement, dated as of October 25, 2006, among the Company and the investors identified on the signature pages thereto. (5)
4.15	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (5)
4.16	Asset Purchase Agreement, dated as of January 19, 2007, by and among the Company, WF Kosher Food Distributors, Ltd., Laish Israeli Food Products Ltd. and Arie Steiner.(6)
†4.17	Agreement, dated January 2, 2008, between the Company and Mr. Jacob Ginsberg, Mr. Amiram Guy and Shamir Salads (2006) Ltd. (7)
†4.18	Sale Agreement, dated July 24, 2012, between the Company and Willi Food Investments Ltd. (8)
4.19	2013 Option Plan (9)
†4.20	Convertible Loan Agreement between the Company and C.D-B.A Holdings (Designated) (2013) Ltd., dated November 27, 2013 (*)
†4.21	Warrant between the Company and Zwi Williger, dated January 21, 2014 (*)
†4.22	Warrant between the Company and Joseph Williger, dated January 21, 2014 (*)
8.1	Subsidiaries of the Company (*)

12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
15.(a).1	Consent of Independent Registered Public Accounting Firm (*)

†	English translations from Hebrew original.

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.
(5)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.
(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.
(7)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
(8)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.
(9)	Incorporated by reference to the Company’s Form 6-K filed October 31, 2013.
(*)	Filed Herewith