Form 20-F
period 2014-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2015-04-30
CIK 1030997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Itai Loewenstein, Chief Financial Officer 4 Nahal Harif St. Northern Industrial Zone, Yavne 81106, Israel Tel: 972-8-932-1000
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

The registrant had 12,974,245 ordinary shares, NIS 0.10 nominal value per share as of December 31, 2014.

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

Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. Dollars or NIS as the case may be, at the rates indicated or at any other rate.  Therefore, unless otherwise stated, the translations of NIS into U.S. Dollars have been made at the rate of NIS 3.889 = $1.00, the representative exchange rate on December 31, 2014.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company,” “Dividends,” “Operating and Financial Review and Prospects,” and “Quantitative and Qualitative Disclosures about Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.  Actual results, performance or events may differ materially from those in such statements due to, without limitation, the risks set forth in "Item 3. Key Information – D. Risk Factors", including the following:

●	changes affecting currency exchange rates, including the NIS/U.S. Dollar and NIS/Euro exchange rates;
●	payment default by, or loss of, one or more of our principal clients;
●	the loss of one or more of our key personnel;
●	termination of arrangements with our suppliers, and in particular Arla Foods amba;
●	increasing levels of competition in Israel and other markets in which we do business;
●	increase or decrease in global purchase prices of food products;
●	interruption to our storage facilities;
●	our inability to accurately predict consumption of our products or changes in consumer preferences;
●	product liability claims and other litigation matters;
●	our insurance coverage may not be sufficient;
●	our operating results may be subject to variations from quarter to quarter;
●	our inability to successfully compete with nationally branded products;
●	our inability to successfully integrate our acquisitions;
●	our inability to protect our intellectual property rights;
●	significant concentration of our shares are held by one shareholder;
●	we are controlled by and have business relations with Willi-Food Investments Ltd. and its management;
●	the price of our ordinary shares may be volatile;
●	our inability to meet the Nasdaq listing requirements;
●	our inability to maintain an effective system of internal controls;
●	all of our assets are pledged to creditors ;
●	changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;
●	economic conditions in Israel;
●	changes in political, economic and military conditions in Israel, including, in particular, economic conditions in the Company’s core markets; and
●	our international operations may be adversely affected by risks associated with international business.

The Company is under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.  See "Item 3. Key Information – D. Risk Factors” and "Item 5. Operating and Financial Review and Prospects – A. Results of Operations”.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.            SELECTED FINANCIAL DATA

The following selected consolidated financial data for each of the years in the three-year period which ended December 31, 2014, 2013 and 2012 are derived from our audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with IFRS as issued by IASB. The selected consolidated financial data for the years ended December 31, 2011 and 2010 is derived from our audited consolidated financial statements not appearing in this report. All of the financial data set forth below are in thousands (except share and per share amounts). You should read the following selected consolidated financial data in conjunction with "Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto appearing elsewhere herein. Historical results are not necessarily indicative of any results to be expected in any future period.

Recent Exchange Rates of NIS to one U.S. Dollar

The table shows the high and low exchange rate of NIS per one U.S. Dollars for the last six months:

	High	Low
November 2014	3.889	3.782
December 2014	3.994	3.889
January 2015	3.998	3.899
February 2015	3.966	3.844
March 2015	4.053	3.926
April 2015 (through April 27, 2015)	4.014	3.929

The representative exchange rate for NIS on December 31, 2014 was NIS 3.889 = $1.00, and the representative exchange rate for NIS on April 27, 2015 was NIS 3.931 = $1.00.

The average exchange rate of NIS 3.578 = USD 1.00 was for the year ended December 31, 2014, NIS 3.610 for the year ended December 31, 2013, NIS 3.858 for the year ended December 31, 2012, 3.579 for the year ended December 31, 2011 and 3.732 for the year ended December 31, 2010.

Income Statement Data:
In accordance with IFRS

	2014		2013	2012	2011	2010
	NIS	USD	NIS	NIS	NIS	NIS
Revenue	328,741	84,531	336,032	286,509	264,404	271,143
Cost of sales	249,136	64,062	252,355	217,468	202,699	194,957
Gross profit	79,605	20,469	83,677	69,041	61,705	76,186
Selling expenses	39,696	10,207	35,130	28,915	27,482	31,077
General and administrative expenses	19,231	4,945	19,408	16,715	17,375	17,818
Other Income	(2,943)	(757)	(54)	(46)	(240)	(96)
Total operating expenses	55,984	14,395	54,484	45,584	44,617	48,799
Operating profit	23,621	6,074	29,193	23,457	17,088	27,387
Finance income	2,794	718	13,008	8,716	1,480	5,543
Finance expense	375	96	876	410	313	666
Finance income, net	2,419	622	12,132	8,306	1,167	4,877
Profit before taxes on income	26,040	6,696	41,325	31,763	18,255	32,264
Taxes on income	(7,186)	(1,848)	(9,517)	(7,757)	(3,906)	(6,991)
Profit from continuing operations	18,854	4,848	31,808	24,006	14,349	25,273
Profit from discontinued operations	-	-	-	-	4,172	4,884
Profit for the year	18,854	4,848	31,808	24,006	18,521	30,157
Attributable to:
Owners of the Company	18,854	4,848	31,808	24,006	18,311	28,177
Non-controlling interest	-	-	-	-	210	1,980
Net Income	18,854	4,848	31,808	24,006	18,521	30,157
Basic and diluted earnings per Share from continuing operations	1.45	0.37	2.45	1.85	1.06	1.96
Basic and diluted earnings per Share from discontinued operations	-	-	-	-	0.29	0.22
Basic and diluted earnings per Share	1.45	0.37	2.45	1.85	1.35	2.18
Shares Used in Computing Earnings per Share	12,974,245	12,974,245	12,974,245	12,977,481	13,534,954	12,876,294
Dividend declared per share	-	-	-	-	-	-

Balance Sheet Data:
In accordance with IFRS

	2014		2013	2012	2011	2010
	NIS	USD	NIS	NIS	NIS	NIS
Working capital	340,780	87,626	325,926	292,596	267,204	249,044
Total assets	411,349	105,772	395,048	384,717	347,683	367,284
Short-term bank debt	-	-	18	9,930	-	5,780
Shareholders' equity	386,066	99,271	365,843	333,761	310,317	306,872
Capital stock	12,974,245	12,974,245	12,974,245	12,977,481	13,534,954	12,876,294

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

We strive to minimize market risks arising from exchange rate fluctuations and the cost of imported goods, especially by opening documentary credit arrangements (a/k/a letters of credit) for suppliers abroad, holding foreign currency reserves and initiating forward transactions and foreign currency options.

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

Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivables. Despite our large number of clients (approximately 1,500 in Israel and abroad), a significant part of our sales is made to a limited number of customers (mainly the organized market). Our two largest customers, Shufersal Ltd. and Mega Retail Ltd. (Blue Square), accounted for 23% of our sales in 2014. We generally do not require and do not receive collateral from these customers, although we do require and receive collateral from most of the remainder of our clients in Israel to ensure security of collecting payments. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all reasonably anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major clients defaults on its payment obligations to us, we will not possess sufficient security to collect the entire debt.

We depend on a small number of principal clients who have in the past bought our products in large volumes. We cannot assure that these clients or any other client will continue to buy our products in the same volumes, on the same terms or at all.

Despite our wide dispersion of clients, we have two major clients, Shufersal Ltd. and Mega Retail Ltd., both of which own, among other things, supermarket chains, which accounted for approximately 17% and 6%, respectively, of our revenue during 2014. We do not have long term purchase contracts with our clients, and our sales arrangements with our clients do not have minimum purchase requirements. We cannot assure that our major clients will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Their failure to do so may significantly reduce our sales. Losing one or more of them may adversely affect our business results. In addition, we cannot assure that we will be able to attract new customers.

We are dependent on our key personnel. The loss of any of our key personnel could have a material adverse effect on our business.

We depend on a small number of technical staff, managers and directors, including management services provided to us by Zwi Williger and Joseph Williger, through management companies that they control, each of whom holds senior management positions with us. We do not have any key-man life insurance policy on either Zwi Williger or Joseph Williger. In connection with the sale of their controlling stake (approximately 58% of the outstanding shares) in Willi-Food to B.S.D. Crown Ltd. ("BSD") (f/k/a Emblaze Ltd.), a company listed on the London Stock Exchange, on May 4, 2014, Mr. Zwi Williger and Mr. Joseph Williger agreed to continue to serve as chairman of the board and president, respectively, or as joint chief executive officers, of the Company for an additional period of three years from May 2014. See "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders". The loss of either or both of Mr. Zwi Williger and Mr. Joseph Williger could have a material adverse effect on our business and operations.

We are dependent on Arla Foods amba, or "Arla", and we also work with a limited number of other key suppliers. If these suppliers raise prices or terminate their engagement with us, our operating results could be adversely affected.

Although no single company supplies a majority of any of our products, we are dependent on Arla, a Danish company which supplies a high percentage of our dairy and dairy substitute products (36% in 2014 and 45% in 2013). Terminating the engagement with any supplier, and Arla in particular, or a material change in the engagement terms for purchasing products from those suppliers, may have an adverse effect on our results of operations. Our wholly-owned subsidiary Gold Frost Ltd., which we refer to herein as Gold Frost, has a distribution agreement with Arla pursuant to which Gold Frost serves as Arla’s sole and exclusive agent and distributor in Israel of certain products for a ten-year period from June 2005, which was extended in April 2015 for an additional five years until June 2020. See “Item 4.  Information on the Company – B. Business Overview – Suppliers”. If Arla or other suppliers raises their prices, our operating results may be adversely affected. See risk factor below - "Increases or decreases in global product prices have in the past, and in the future may continue to have a material adverse effect on our profitability". We believe that there are alternative suppliers for purchasing our products; however, we cannot assure that the products of the alternative suppliers will become immediately available and that the terms of purchase will be similar to the current ones.

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

Our operating results may be subject to variations from quarter to quarter depending on, among other things, the timing of sales campaigns and special events initiated by both us and our customers, the major Jewish holidays (such as the Jewish New Year and Passover), our ability to manage future inventory levels in line with business opportunities and anticipated customers’ demand, competitive developments in the market, changes in the rates of inflation in Israel and fluctuations in NIS/Dollar and NIS/Euro exchange rates. There can be no assurance that our sales or net income (if any) in any particular quarter will not be lower than the preceding and/or comparable quarter or that our sales or net income (if any) in a particular quarter will be indicative of our results of operations for the entire year. The trading prices of our ordinary shares may fluctuate significantly in response to variations in our operating results.

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

We market certain products under the trademarks “Willi-Food”, “Pizza Top”, “Gold Food”, "Donna Rozza", "Manchow", "Krisponim", "Bubbles", “Gold Frost”, "Habulgaria", "Napopizza", "Tifeeret", "Bloose", "ICHOC", "Gelato", "Say cheese", "Emma". Although we have registered trademarks for these brands, we cannot assure that the degree of protection these and other trademarks offer will be sufficient to protect our rights in these marks.

One shareholder owns a large percentage of our shares.

As of April 27, 2015, Willi-Food Investments Ltd. which we refer to as Willi-Food, owned approximately 59.36% of our ordinary shares (approximately 58.05% on a fully-diluted basis), and as of such date, BSD held approximately 61.65% of the outstanding shares and 62.21% of the voting rights of Willi-Food (approximately 59.10% on a fully-diluted basis). In addition to its control of Willi-Food, BSD directly owns 133,334 of our ordinary shares and holds irrevocable proxy from Zwi Williger, our Chairman of the Board, with respect to an additional 504,407 ordinary shares. See "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders".

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

We have business relations with Willi-Food and its management.

Willi-Food, our controlling shareholder, is a holding company whose main asset is the ordinary shares it owns in our company.  Willi-Food currently does not directly conduct any material business.

Willi-Food, Mr. Zwi Williger (Chairman of our Board of Directors), and Mr. Joseph Williger (a director and our President) have been and continue in certain cases to be party to certain agreements and arrangements relating to our operations. Such transactions include service and employment arrangements between each of Messrs. Joseph and Zwi Williger and us, and a service agreement we have with Willi-Food. All such service agreements, which include consideration, were renewed for additional three-year periods following approval by shareholders on August 21, 2014. Pursuant to the sale of their controlling stake in Willi-Food to BSD on May 4, 2014, Mr. Zwi Williger and Mr. Joseph Williger agreed to continue to serve as Chairman of the Board and President, respectively, or as joint chief executive officers, of the Company for an additional period of three years.  See "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders".

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

Mr. Zwi Williger and Mr. Joseph Williger transferred control of Willi-Food to BSD in May 2014. Although Mr. Zwi Williger and Mr. Joseph Williger have agreed to continue to serve the Company for an additional period, BSD has no experience in the development, import, export, and marketing of food products.

In connection with the sale of their controlling stake (approximately 58% of outstanding shares) in Willi-Food to BSD (on May 4, 2014, Mr. Zwi Williger and Mr. Joseph Williger agreed to continue to serve as Chairman of the Board and President, respectively, or as joint chief executive officers, of the Company for an additional period of three years from May 2014. BSD, formerly a global technology company mainly in the IT, software and mobile sectors, has no experience in the development, import, export, and marketing of food products, and there is no guarantee that the Company will continue to be managed in the same manner as prior to closing of the transaction.

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

Also, the financial markets in the Unites States and other countries have experienced significant price and volume fluctuations, and market prices of public companies have been and continue to be volatile. Volatility in the price of our ordinary shares may be caused by factors outside of our control and may be unrelated or disproportionate to our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

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

Since the beginning of 2015, our stock price has been trading in a range from $5.48 to $7.00 per share. Under Nasdaq’s Marketplace Rule 5450(a)(1) (the “Rule”), any company whose shares have a closing bid price less than $1.00 for 30 consecutive business days may be subject to a delisting proceeding by Nasdaq. We now satisfy this requirement as our stock price is well above $1.00 per share. If we fail to meet the continued listing criteria under the Rule, our ordinary shares may be delisted from trading on the Nasdaq Capital Market.

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

Regulatory, licensing and quotas: The import, export, storage, marketing, distribution and labeling of food products are subject to extensive regulation and licensing by various Israeli government and municipal agencies, principally the Ministry of Health, the Ministry of Economy (f/k/a the Ministry of Industry, Trade and Labor), the Ministry of Agriculture and the Ministry of Finance. To the extent that we have imported and exported, or will import and export, food products outside of Israel, we may be subject to quotas and other import and export laws and regulations which may limit our ability to sell or buy certain of our food products into or from these countries. We are required to maintain our distribution processes in conformity with all applicable laws and regulations. In the event that such laws and regulations change, or we fail to comply with such laws and regulations, we may be prevented from trading within Israel or another part of the world.

Tariffs: The Ministry of Finance and the Ministry of Economy of the State of Israel may increase the levels of tariffs on importing goods. This would have a direct impact on us and our financial performance by increasing our costs which we may not be able to pass on to our customers.

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

In addition, in 2011 to mid-2012 our business results were adversely affected by the national protest against the cost of food products, pressuring us to decrease our selling prices to our customers. The pressure from such protests decreased during 2012 and 2013 but rose again beginning in mid-2014. The result of such protests and a strong price awareness by consumers continues to affect the food industry and the level of pricing. An ongoing consumer demand for price reductions may have a material adverse effect on us and our financial performance.

We may be affected by political, economic and military conditions in Israel and the Middle East.

We are incorporated under the laws of the State of Israel, our principle offices are located in central Israel and some of our officers, employees and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel have a direct influence on us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect our operations.  During the winter of 2012 and the summer of 2014, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip. This conflict involved missile strikes by Hamas against civilian targets in various parts of Israel and negatively affected business conditions in Israel. We estimate that the conflict with Hamas in 2014 reduced the Company's sales by approximately NIS 16 million.  Ongoing or revived hostilities related to Israel may have a material adverse effect on our business and on our share price. The recent revolutions and political uncertainty in surrounding countries, including Egypt and Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised concerns regarding security in the region and the potential for armed conflict. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular.

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

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently reimburses for the value of direct damages that are caused by terrorist attacks or acts of war, and if certain conditions are met covers indirect damages (up to limited amounts) as well, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business.

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

We are organized under the laws of the State of Israel. The majority of our officers and present directors reside outside of the United States and most of our operations and assets, and the assets of these persons, are located outside the United States. As a result, it may not be possible for United States investors to enforce their legal rights, to effect service of process or to enforce judgments of United States courts against us, our directors or our officers under federal securities laws of the United States. Further, it is unclear if extradition treaties now in effect between the United States and Israel would permit effective enforcement of criminal penalties under such securities laws. It may also be difficult to enforce civil liabilities under such securities laws in actions initiated in Israel.

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

In September 2011, the Company initiated a share repurchase program permitting the Company to repurchase up to $5 million of the Company's ordinary shares over the period of twelve months as part of its ongoing consideration of alternative methods to take advantage of the Company's strong cash position.  In February 2012, in light of the global and Israeli economic situations, the Company terminated its repurchase program after having purchased approximately $2.9 million of its ordinary shares.

On May 4, 2014, Mr. Zwi Williger and Mr. Joseph Williger sold their controlling stake (approximately 58% of outstanding shares) in Willi-Food to BSD (f/k/a Emblaze Ltd.), a company listed on the London Stock Exchange. See "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders".

CAPITAL EXPENDITURES

Our capital expenditures were $2.03 million, $0.98 million and $0.57 million for the three years ended December 31, 2014, 2013 and 2012, respectively. For more information, see "Item 4. Information on the company-D. Property, Plants and Equipment".

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

The Company's products are marketed and sold to approximately 1,500 customers in Israel and around the world (for example, to customers in the Unites States, England and France), including to supermarket chains, wholesalers and institutional consumers. The Company markets most of its products under the brand name “Willi-Food,” and some of its chilled and frozen products under the brand name “Gold Frost.” Certain products are marketed under brand names of other manufacturers or under other brand names. In addition, the Company distributes some of its products on an exclusive basis, as described further below.

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

As of April 27, 2015, the Company’s principal shareholder, Willi-Food, held approximately 59.36% of our ordinary shares (approximately 58.05% on a fully-diluted basis). The primary assets of Willi-Food are the Company’s ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”. Willi-Food’s securities are traded on the Tel Aviv Stock Exchange.

Business Strategy

The Company’s business strategy is:

•
to promote the “Willi-Food” brand name and other brand names used by the Company (such as "Gold Frost" and "Tifeeret") and to increase market penetration of products  through marketing efforts and advertising campaigns;

•	to expand its current food product lines and diversify into additional product lines, as well as to respond to market demand ;

•	to consider new fields of activity/operating segments; and

•	to expand the Company's activity in the international food markets, mainly in the U.S. and Europe.

Utilizing management’s expertise in identifying market demand and preferences, as well as its supplier sourcing abilities, the Company intends:

•	to continue to locate, develop and distribute additional food products, some of which may be new to Israeli consumers;

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

•	to penetrate new markets through the establishment of business relationships and cooperation with representatives in such markets subject to a positive political climate.

The Company has developed certain trade relationships locally, as well as in areas administered by the Palestinian Authority, although current sales volumes to Palestinian-administered areas remain low.

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

•
Other Products:  including, among others, instant noodle soup, frozen edamame soybeans, freeze dried instant coffee, bagels, breadstick, coffee creamers, lemon juice, halva, Turkish delight, cookies, vinegar, sweet pastry and crackers, sauces, corn flour, rice, rice sticks, pasta, organic pasta, spaghetti and noodles, frozen pizzas and pastries, breakfast cereals, corn flakes, rusks, couscous, rusks, gnocchi, tortilla, dried apples snacks, chocolate bars and chocolate paste, tea, deserts (such as tiramisu and pastries) and light and alcoholic beverages. These products are primarily imported from the Netherlands, Germany, Romania, Italy, Greece, Belgium, the United States, Scandinavia, Switzerland, China, Thailand, Turkey, India, and South America.

Product Information

The products that generated the largest sales volume for the year ended December 31, 2014 were dairy and dairy substitute products (25% of sales), canned vegetables (17% of sales), dried fruit, nuts and beans (12% of sales) and edible oils (less than 10% of sales).

The products that generated the largest sales volume for the year ended December 31, 2013 were dairy and dairy substitute products (26% of sales), canned vegetables (18% of sales) and edible oils (less than 10% of sales).

The products that generated the largest sales volume for the year ended December 31, 2012 were dairy and dairy substitute products (26% of sales), canned vegetables (20% of sales) and edible oils (10% of sales).

The allocation mentioned above does not include the product line "Other Products" in the Import segment, as this product line includes products that have no characteristic definition.

Most of the products that we import and market are approved as kosher by, and/or under the supervision of, various supervisory institutions including the Chief Rabbinate of Israel, Badatz Edah HaChareidis, Chug Chatam Sofer, certain Jewish organizations administering Kashrut procedures and certifications (such as the Union of the Orthodox Jewish Congregation of America (referred to as OU), Badatz Igud Harabanim Manchester, OK, Circle K and Triangle K) and rabbis of local Jewish congregations abroad.  For more information, see “ - Government Regulation” in this section below.

Our products are packaged by various manufacturers and suppliers abroad and labeled with Hebrew, English and, in certain cases, Arabic and Russian labels, in accordance with our instructions and requirements and in accordance with applicable law. For more information, see “ - Government Regulation” in this section below.

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

We are not dependent on any given supplier for the majority of our products. We purchase most of our products from several suppliers. We are dependent on one supplier, Arla, with respect to a large part of our dairy and dairy substitute products. A distribution agreement between our wholly-owned subsidiary Gold Frost and Arla grants Gold Frost an exclusive and non-transferable right to market and distribute in Israel cheese and butter products manufactured by Arla and its affiliated companies. Gold Frost's exclusivity is subject to its purchase of certain minimum quotas of Arla products. The agreement was signed in March 2005 for a period of five years commencing June 2005. In July 2007, the agreement was extended for a period of 10 years from June 2005 and is renewable automatically for a further period of five years, unless notice of termination is provided by either party. On April 16, 2015, the agreement was extended for an additional five-year period until June 2020. Arla has the right to terminate the agreement on 18 months' notice if Gold Frost fails to satisfy the minimum purchase requirements under the agreement, or on 30 days' notice under certain circumstances, including but not limited to in the case of the death or permanent incapacity of Zwi Williger or his ceasing to be involved in Gold Frost's business.

We do not generally enter into written agency or other agreements with our suppliers. However, we have written agreements with 24 foreign suppliers that confirm our exclusive appointment as the sole agent and/or distributor of such suppliers, either with respect to a specific product or with respect to a line of products, within the State of Israel. These exclusivity rights have generally been granted for periods of 12 – 36 months and are automatically extendable unless terminated by either party upon prior notice, and in certain cases are conditioned upon our compliance with certain minimum purchase requirements. The suppliers from which we received such written agreements accounted for 25% and 27% of our purchases in 2014 and in 2013, respectively. In a few instances we did not fulfill the minimum purchase requirements of such agreements, but no supplier has ever terminated its agreement with us due to our failure to comply with such minimum purchase requirements. Our purchases are not motivated by a desire to meet such minimum purchase requirements, and the considerations in purchasing products from these suppliers are identical to those for purchasing from other suppliers.

In 2014 and 2013, no single supplier, including Arla, accounted for more than 10% of our total purchases. The average volume of our credit balance with our suppliers in 2014 was NIS 16.7 million (US$ 4.3 million) consisting of 16 days of suppliers credit on average, in 2013 it was NIS 22.0 million (US$ 5.7 million) consisting of 30 days of suppliers credit on average and in 2012 it was NIS 26.2 million (US$ 6.7 million) consisting of 45 days of suppliers credit on average.

Customers

The Company's products are marketed and sold to approximately 1,500 customers throughout Israel and outside of Israel.

The Company's customers generally fall within one of the following two groups:

•	large retail supermarket chains in the organized market, and

•
private supermarket chains, mini-markets, wholesalers, manufactures, institutional customers, governmental customers and the customers in the Palestinian Authority, referred to herein as the "private sector".

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

The Company's sales by customer group for the years ended December 31, 2014 and 2013 are as follows:

	Percentage of Total Sales Year Ended December 31
Customer Groups	2014	2013
Supermarket chains in the organized market	25%	33%
Private supermarket chains, mini-markets, wholesalers, manufacturers, institutional consumers, governmental customers and customers in the Palestinian Authority	75%	67%
	100%	100%

The Company's largest customer (Shufersal Ltd., a supermarket chain in the organized market) accounted for 17% and 19% of the Company's sales in 2014 and 2013, respectively. The Company's second largest customer (Mega Retail Ltd. (Blue Square), a supermarket chain in the organized market) accounted for 6% and 12% of the Company's sales in 2014 and 2013, respectively.

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

Due to government regulations that became effective in January 2015, such incentives, whether provided to large supermarket retail chains or to certain private sector customers (mainly private supermarket chains customers), are in general no longer permitted. Therefore, since January 2015, the Company had reduced prices to those customers accordingly.

The average aggregate debit balance of the Company's customers with the Company in 2014 was NIS 87.7 million (USD 22.6 million) and the average time period within which our accounts receivable were paid was 86 days, in 2013 it was NIS 80.2 million (USD 20.6 million) and the average time period within which our accounts receivable were paid was 74 days and in 2012 it was NIS 66.0 million (USD 17.0 million) and the average time period within which our accounts receivable were paid was 72 days.

In the event that a customer in the private sector does not respect its financial commitments, the Company may elect to foreclose on the collateral or the promissory note given by such customer. Since 2008, the Company has made no significant use of this foreclosure power. The Company strives to minimize its credit risk by constantly reviewing the credit it extends to customers versus the security it receives. As a result, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so.

The Company's bad debt expenses (income) for the years ended December 31, 2014, 2013 and 2012 were expense of NIS 18 thousand (USD 5 thousand), NIS 342 thousand (USD 88 thousand) and income of NIS 11 thousand (USD 3 thousand), respectively.

Distribution, Marketing and Sales

The Company principally distributes and markets its products on its own. The Company markets its products via internal sales agents, although with sales of certain products to clients situated in different areas of Israel, the Company utilizes external distributors, with whom it does not have exclusivity agreements.

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

Sales are made by the placement of customers’ orders (except for part of the dairy and dairy substitute products), which are directed to the Company’s regional office and placed by the sales personnel or directly by the customers. Orders are delivered by the Company’s transport network (including two freezing trucks, five refrigeration trucks, three regular trucks and nine combined trucks) and by independent transporters.  In certain cases, the Company transports products directly from port to customers, utilizing the services of independent transporters. In some instances, the Company transfers the merchandise to the logistics centers of the supermarket chains, and the supermarket chains themselves are responsible for the distribution of the merchandise to their chain stores for a commission charged to the Company.

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

With imported products, the Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 76 days. Occasionally, the Company may take advantage of low priced merchandise and purchase larger amounts than usual of a product with long shelf life. In those cases, the inventory may be sufficient to meet market requirements for more than 90 days. Products ordered by customers in full container loads are generally forwarded directly to the customers’ facilities without being stored in the Company’s facilities. The Company does not regularly maintain a significant backlog of orders from customers; orders received by customers are generally filled within one week. The Company’s inventory as of December 31, 2014 amounted to NIS 48.6 million (USD 12.5 million) compared with NIS 54.0 million (USD 13.9 million) as of December 31, 2013.

The Company also participates in various sales campaigns within the supermarket chains that are intended to stimulate sales volume. Among such campaigns are food festivals initiated by the supermarket chains and certain importers, including the Company, in which the import and marketing of products from a specific country or region are celebrated and promoted. Such festivals typically involve increased display space as well as enhanced promotional activities, both with respect to the festival itself and the products. Such activities are sponsored by the supermarkets in collaboration with the importers participating in the festival. Within the framework of these festivals, the Company imports a wide variety of products which include pastries, vegetables, jams, cheese, fish, and dairy products, as well as other food products typical to the culture and/or cuisine of such festival. Our future participation in such food festivals is subject to government regulations that became effective in January 2015.

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

Competition

The food distribution business in Israel is highly competitive with respect to imported, as well as locally manufactured, food products. The Company faces direct competition both from local manufacturers, as well as from a number of importers of food products. The food market in Israel is very price sensitive.

For each of the categories of products distributed by the Company, there exists competition by dozens of local manufacturers as well as from other importers. The barriers to entry in the food market are low, and new potential competitors are constantly joining the market. In addition to new-comers to the food business, the Company faces potential competition from existing importers and/or manufacturers currently not offering the same lines of products as the Company.

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

To the Company's knowledge, several of its competitors (Shemen, Taaman and Solbar with respect to edible oils, Fodor (Starkist and Yona), Posidon and Williger of the Neto Group, Filtuna, the new Vita Pri HaGalil and Shastowits with respect to fish products, the new Vita Pri HaGalil, Yachin-Zan laKol, Williger of the Neto Group, and Tomer with respect to canned vegetable and canned fruit products, Osem, Barila, the new Vita Pri HaGalil, Williger of the Neto Group, Taaman and Tomer with respect to pasta products, Tnuva, Tara, Strauss, Seyman, Gad Dairy and Meshek Zuriel with respect to dairy and dairy substitute products, for example) are substantially more established, have greater market recognition and have greater financial, marketing, human and other resources than those of the Company. If any of the Company’s major competitors materially reduces prices, the Company would experience significantly more competitive pressure and a decrease in profitability. The Company cannot predict whether it could successfully compete with these pressures and, if it were unable to do so, the Company’s business would be adversely impacted.

The Company's management does not have precise information regarding the import of food products to Israel. However, it believes the Company is currently one of the leading companies in Israel in its line of products.

The Company endeavors to compete by reacting to the availability of competitor products and their prices, while diversifying sources of supply and setting product prices according to changing market conditions.

Intellectual Property Rights

The Company markets certain products under the trademark “Willi-Food,” which was approved for registration in Israel in May 1997 for certain uses relating to the food industry. In 2015, the trademark's validity was extended for an additional ten years. The Company markets certain products under the trademark “Gold-Frost,” which was registered in Israel in February 2002.

The Company also markets cheeses and cheese substitutes such as "SAY CHEESE", which was registered in Israel in July 2012, "EMMA , which was registered in Israel in December 2013, "Habulgaria", which was registered in Israel in February 2009, and pizza under the trademark "Pizza Top", which was registered in Israel in September 2002. In February 2006, the Company entered into an agreement with Gold Frost under which the Company assigned to Gold Frost all its rights, title and interest in the trademark "Pizza Top".

The Company also markets certain products under the trademark "Gold Food", which was registered in Israel in November 2002 for different uses in the food industry.

The Company also markets breakfast cereals under the trademark "Bubbles", which was registered in Israel in December 2006, markets snacks under the trademark "Krisponim," which was registered in Israel in August 2008, and markets frozen edamame soybeans under the trademark "Manchow," which was registered in Israel in October 2007.

The Company also markets a line of products with kosher supervision by Badatz Edah HaChareidis under the trademark "Tifeeret", which was registered in Israel in September 2010 for different uses in the food industry.

The Company also markets pasta and sauces under the trademark "Donna Rozza," which was registered in Israel in August 2005 for different uses in the food industry.

Other products marketed by the Company under their original brand name are “Completa”, "Raskas", "Del Monte", "Danesita", "Nobeleza Gaucha", "Hazer Baba", "Fetina", "Sera", "Daawat", "Zanetti", "Ferro", "Hahne", "Arla", "Pasta Mia", "Gelato", ICHOC", "Pastor", "Kolios", "Castello" and "Lurpak". The Company imports several products for the Shufersal chain under the brand name “Shufersal”. The Company also imports several products for the Mega retail chain under the brand "Mega".

There can be no assurances as to the degree of protection registration of the Company’s trademarks will afford.

The Company also owns five trademarks which are not currently used.

The Company's investment in registering these trademarks was insignificant.

Government Regulation

The import, export, storage, distribution, manufacturing, marketing and labeling of food products is subject to extensive regulation and licensing by various Israeli government and municipal agencies, principally the Ministry of Health, the Ministry of Finance and the Ministry of Economy. We are required to maintain our distribution processes, as well as the products imported and manufactured by us, in conformity with all applicable laws and regulations. Failure to comply with these applicable laws and regulations could subject us to civil sanctions, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on us. We believe that we comply in all material respects with the above-mentioned requirements. To the extent that the Company exports food products outside of Israel, we may be subject to quotas and other laws and regulations of the country to which we export which may limit our ability to sell certain of our food products into these countries.

In 1978, the Israeli government issued the free import decree, which exempts the import of most food products from the requirement to acquire a license. However, preliminary permits from the Ministry of Health or the Ministry of Agriculture are still required. These preliminary permits are granted based on laboratory analysis reports and other data.

Customs duties and charges are levied on a portion of the Company’s products imported into Israel. In addition, the Company is required to obtain import licenses for the import of certain food products from the Ministry of Economy. The Company has also obtained the necessary authorization required by the Ministry of Health (Food Authority) for the import of all of its food products to Israel. The Company’s products are packaged by various manufacturers and suppliers abroad and labeled in Hebrew, English and, in certain cases, Arabic and Russian, according to the Company’s instructions and the requirements of the Israeli authorities. Since the beginning of the Company’s activities, the Company has been found to have mislabeled packages four times, as a result of which the Company was required to pay an immaterial amount of fines.

The government has undertaken various efforts to reduce custom duties and charges in recent years. From late 2011 through 2013, the Company and its subsidiaries received various permits to import various hard chesses with reduced customs duties. In addition custom duties on several other products imported or potentially imported by the Company were significantly reduced during 2013 and the beginning of 2014. In May 2014, the Ministry of Finance announced a tax-free import quota program for hard cheeses (over 6,500 tons), yogurt (over 1,500 tons) and butter and cream (together, more than 1,250 tons). In addition, new procedures were announced for quota distribution in order to increase the efficiency of the allocation and to ensure that the benefit reaches the consumer, including a competitive process exemption from certain customs duties for hard cheeses (with winners chosen by which bidder has the lowest sale price to the end consumer). The Company does not expect these changes to have a material impact on the Company in 2015. For more information, see "Item 5. Operating and Financial Review and Prospectus – D. Trend Information".

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

C.           ORGANIZATIONAL STRUCTURE

The Company’s principal shareholder, Willi-Food, as of April 27, 2015, held approximately 59.36% of our ordinary shares (approximately 58.05% on a fully-diluted basis). The primary assets of Willi-Food are the Company’s ordinary shares. Willi-Food was  established on November 27, 1992 and its securities have been traded on the Tel Aviv Stock Exchange since January 1993.

The Company, as of April 27, 2015, had eight active subsidiaries and one non-active subsidiary:

Subsidiary	Jurisdiction of Organization	Company's Ownership Interest
W.F.D. (import, marketing and trading) Ltd. ("WFD")	Israel	100%
B.H. W.F.I. Ltd. ("BHWFI")	Israel	100%
Gold Frost Ltd.	Israel	100%
Gold Frost subsidiaries:
Willi-Food Quality Cheeses Ltd.	Israel	100%
Gold Frost Cheeses World Ltd.	Israel	100%
Gold Cheeses Ltd.	Israel	100%
Cheeses Farm Ltd.	Israel	100%
Willi-Frost Ltd.	Israel	100%
WF Kosher Food Distributors Ltd. ("WF") – Non-Active	USA	100%

The offices of our active wholly owned subsidiaries are located in Yavne, Israel, at the offices of the Company.

WFD

In November 1995, the Company incorporated a wholly-owned subsidiary, WFD.  The Company occasionally imports certain products through this subsidiary, which then sells these products to the Company. WFD has no assets, facilities or obligations, other than those amounts owed to suppliers overseas with respect to products purchased from them.

BHWFI

In June 2014, the Company incorporated a wholly-owned subsidiary, BHWFI.

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

Willi-Frost

In September 2011, Gold Frost established Willi-Frost. Gold Frost occasionally imports certain products through this subsidiary, which then sells these products to the Company. Willi-Frost has no assets, facilities or obligations, other than those amounts owed to suppliers overseas with respect to products purchased from them.

D.           PROPERTY, PLANTS AND EQUIPMENT

The Company's principal executive offices are situated at a logistics center in the northern industrial zone of Yavne, at 4 Nahal Harif St., Israel, 35 km south of Tel Aviv. The logistics center is 9,000 square meters (approximately 81,000 square feet) and is located on a plot of 19,000 square meters (approximately 171,000 square feet).

In addition to the current logistics center, the Company makes use of so-called "free" warehouse services, mainly in the area of the Ashdod seaport. For such services, the Company is charged only for storage per container (i.e., there is no charge for rental when containers were not stored there). The Company's expenses for usage of free warehouses services were NIS 1,308 thousand (USD 336.3 thousand) for the year ended December 31, 2014, NIS 1,110 thousand (USD 285.4 thousand) for the year ended December 31, 2013, and NIS 234 thousand (USD 60.2 thousand) for the year ended December 31, 2012. The increase in cost of using "free" warehouse services in fiscal 2014 and 2013 compared to fiscal 2012 was primary due to increased activity in chilled and frozen products.  In 2014, the Company expended its chilled and frozen storage facility at its logistics center in order to save the Company the expense of using storage services in free warehouses, as described above, and in order to improve Company's operations.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto submitted in this Annual Report. The Company's financial statements as of December 31, 2014 and for the year then ended have been prepared in accordance with IFRS and interpretations issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

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

The Company continues to cope with the aftermath of nationwide protests that developed in mid 2011 against the high cost of living in Israel, including the cost of dairy products. The outcome of this protest, in which consumers demanded a decrease in the selling prices of many food products, was a decrease in our sales and profit between mid-2011 to mid-2012.  Although the pressure for price reductions abated following this period, protests began again in mid-2014, and there remains in Israel a strong price awareness among consumers that continues to affect the food industry and the level of pricing. The Company has taken various measures in recent years to cope with these changes in the local food market, including expanding its product lineup, introducing new products, increasing sales of higher margin products and adjusting the sale prices of its products to consumers in accordance with product prices of the Company's suppliers, and will continue to take additional steps in the future.  The Company remains focused on maximizing long-term profitability and believes that it will continue to benefit from a multi-channel approach and broad kosher product base that addresses a consumer trend toward more health-conscious food choices. In addition, the Company will continue to focus on controlling expenses and import costs to keep its prices competitive.

In the summer of 2014, Israel launched a military operation called Operation Protective Edge against Hamas, a militia group and political party operating in the Gaza Strip. The conflict, which lasted almost two months, negatively affected business conditions in Israel. We estimate that the conflict with Hamas reduced the Company's sales by approximately NIS 16 million.  In addition, there was an overall market decline in food product consumption by the Israeli consumer in 2014 that has continued in the beginning of 2015.

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

For convenience purposes, the financial data for the years ended December 31, 2014, 2013 and 2012 has been translated into U.S. Dollars using the representative exchange rate. This rate as of December 31, 2014 was NIS 3.889 = USD 1.00.

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

3.	Useful lives of property, plant and equipment

The management of the Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period in order to determine the amount of depreciation expense to be recorded. The useful life of an asset is estimated at the time the asset is acquired based on historical experience, the expected usage, wear and tear of the asset. Changes in industry conditions may cause the estimated period of use or the value of these assets to change. We perform periodic reviews to confirm the appropriateness of estimated economic useful lives for each class of fixed assets. These factors could cause management to conclude that impairment indicators exist and require that impairment tests be performed, which could result in management determining that the value of long-lived assets is impaired, resulting in a write-down of the long-lived assets. For the two years ended December 31, 2014, no changes in assets useful lives were recorded.

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

The current value of the Company's obligation in respect of severance pay is based on actuarial assumptions, including discount rate (which is based on the discount rate of government bonds)  market conditions, etc. The actuarial assumptions are based on the information provided by the management of the Company regarding expected rate of termination, employee's insurance policies payments and probability for compensation payments. Any change of the assumptions given by the management of the Company may change the book value of the Company's obligation in respect of severance pay and could affect our future results of operations.

A.            RESULTS OF OPERATIONS

The following table sets forth for the periods indicated, the correlation (in percentages) between items from the Company’s statements of operations to its total sales for such periods:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Revenues	100%	100%	100%
Cost of Sales	75.78%	75.10%	75.90%
Gross Profit	24.22%	24.90%	24.10%
Selling Expenses	12.08%	10.45%	10.09%
General and Administrative Expenses	5.85%	5.78%	5.83%
Other (Income)	(0.90)%	(0.02)%	(0.02)%
Operating profit	7.19%	8.69%	8.19%
Financial Income, Net	0.74%	3.61%	2.90%
Profit before taxes on income	7.93%	12.30%	11.09%
Taxes on income	2.19%	2.83%	2.71%
Net Income	5.74%	9.47%	8.38%

Year Ended December 31, 2014 Compared With Year Ended December 31, 2013

Revenues.  Revenues for fiscal 2014 decreased by NIS 7,290 thousand (USD 1,875 thousand), or 2.2%, to NIS 328,741 thousand (USD 84,531 thousand) from NIS 336,032 thousand (USD 86,406 thousand) recorded in fiscal 2013. The decline principally resulted from Operation Protective Edge, an almost two month military operation launched by the State of Israel in the summer of 2014 in the Hamas-controlled Gaza Strip, which adversely affected Willi-Food sales during this period, as well as an overall market decline in food product consumption by the Israeli consumer in 2014.

Cost of Sales.  Cost of sales for fiscal 2014 decreased by 1.3% to NIS 249,136 thousand (USD 64,062 thousand), or 75.8% of revenues, from NIS 252,355 thousand (USD 64,889 thousand), or 75.1% of revenues recorded in fiscal 2013.  The decrease in cost of sales in fiscal 2014 compared to fiscal 2013 was primary due to a decrease in sales.

Gross Profit.  Gross profit for fiscal 2014 decreased 4.9% to NIS 79,605 thousand (USD 20,469 thousand), or 24.2% of revenues, from NIS 83,677 thousand (USD 21,516 thousand), or 24.9% of revenues recorded in fiscal year 2013.  The decrease in gross profit and gross margin in fiscal 2014 was primarily due to reductions in the prices of certain of our products as a result of continued expectations from our customers for us to reduce prices.  The decrease in gross margin was also less significantly caused by the strengthening of the U.S. dollar versus the NIS in the third and fourth quarter of 2014.

Selling Expenses.  Selling expenses for fiscal 2014 increased by 13.0% to NIS 39,696 thousand (USD 10,207 thousand), or 12.1% of revenues, from NIS 35,130 thousand (USD 9,033 thousand), or 10.5% of revenues recorded in fiscal 2013.  The increase in selling expenses was primarily due to an increase of NIS 3,267 thousand (USD 840 thousands) in transportation and maintenance expenses in fiscal 2014 to NIS 10,413 thousand (USD 2,678 thousand) from NIS 7,146 thousand (USD 1,837 thousand) in fiscal 2013, an increase of NIS 1,167 thousand (USD 300 thousand) in salaries and related expenses in fiscal 2014 to NIS 12,146 thousand (USD 3,123 thousand) from NIS 10,979 thousand (USD 2,823 thousand) recorded in fiscal 2013 and an increase of NIS 1,077 thousand (USD 277 thousand) in selling promotions activities in fiscal 2014 to NIS 7,040 thousand (USD 1,810 thousand) from NIS 5,963 thousand (USD 1,533 thousand) recorded in fiscal 2013.

General and Administrative Expenses. General and administrative expenses for fiscal 2014 decreased by 0.9% to NIS 19,231 thousand (USD 4,945 thousand), or 5.8% of revenues, from NIS 19,408 thousand (USD 4,991 thousand), or 5.8% of revenues recorded in fiscal 2013. The decrease in general and administrative expenses was mainly attributed to a decrease of NIS 1,699 thousand (USD 437 thousand) in management profit-related bonuses expenses in fiscal 2014 to NIS 2,893 thousand (USD 744 thousand) from NIS 4,592 thousand (USD 1,181 thousand) recorded in fiscal 2013 and a decrease of NIS 765 (USD 197 thousand) in Professional fees in fiscal 2014 to NIS 1,653 thousand (USD 426 thousand) from NIS 2,418 thousand (USD 622 thousand) recorded in fiscal 2013. These decreases were offset by an expense of NIS 2,124 thousand (USD 546 thousand) related to options granted to the Company's Chairman, President and CEO in November 2013, which was recorded only in fiscal 2014.

Other Income.  Other income for fiscal 2014 amounted to NIS 2,943 thousand (USD 757 thousand) compared to NIS 54 thousand (USD 14 thousand) recorded in fiscal 2013.  Other income for fiscal 2014 was mainly comprised of a NIS 2,792 (USD 718 thousand) compensation received from the Israeli authorities for the losses the Company suffered from Operation Protective Edge in the summer of 2014.

Operating Profit.  Operating profit for fiscal 2014 decreased by NIS 5,572 thousand (USD 1,433 thousand), or by 19.1%, to NIS 23,621 thousand (USD 6,074 thousand), or 7.2% of revenues, from NIS 29,193 thousand (USD 7,506 thousand), or 8.7% of revenues recorded in fiscal 2013. The decrease in operating profit was primarily due to a decrease in the gross profit and an increase in selling expenses.

Financing Income, Net.  Financing income, net, for fiscal 2014 decreased by 80.1% to NIS 2,419 thousand (USD 622 thousand) compared to NIS 12,132 thousand (USD 3,120 thousand) recorded in fiscal 2013. Financing income, net, for fiscal 2014 consisted primarily of a loss from marketable securities of NIS 1,995 thousand (USD 513 thousand) compared to a gain from marketable securities of NIS 10,363 thousand (USD 2,665 thousand) recorded in fiscal 2013, and income from foreign currency differences of NIS 2,745 thousand (USD 706 thousand) recorded in fiscal 2014 compared to an expense from foreign currency differences of NIS 351 thousand (USD 90 thousand) recorded in fiscal 2013.

Profit before taxes on income.  Profit before taxes on income for fiscal 2014 decreased by NIS 15,285 thousand (USD 3,930 thousand), or by 37.0%, to NIS 26,040 thousand (USD 6,696 thousand) from NIS 41,325 thousand (USD 10,626 thousand) recorded in fiscal 2013. The decrease in profit before taxes on income was primarily due to a decrease in operating profit a decrease in financing income.

Taxes on Income.  Taxes on income for fiscal 2014 decreased by 24.5% to NIS 7,186 thousand (USD 1,848 thousand) from NIS 9,517 thousand (USD 2,447 thousand) recorded in fiscal 2013. The decrease in taxes on income in fiscal 2014 compared to fiscal 2013 was attributable to a decrease in income before taxes.

Profit for the year.  Profit for fiscal 2014 decreased by 40.7% or NIS 12,954 thousand (USD 3,331 thousand), to NIS 18,854 thousand (USD 4,848 thousand), or NIS 1.45 (USD 0.37) per share or 5.7% of revenues, from NIS 31,808 thousand (USD 8,179 thousand), or NIS 2.45 (USD 0.63) per share or 9.5% of revenues, recorded in fiscal 2013. The decrease in profit for the year was primarily due to a decrease in profit before taxes on income.

Year Ended December 31, 2013 Compared With Year Ended December 31, 2012

Revenues.  Revenues for fiscal 2013 increased by NIS 49,523 thousand (USD 12,734 thousand), or 17.3%, to NIS 336,032 thousand (USD 86,406 thousand) from NIS 286,509 thousand (USD 73,672 thousand) recorded in fiscal 2012. The increase in revenues in fiscal 2013 compared to fiscal 2012 was primarily due to increased marketing efforts, increased awareness and growing demand from domestic and international customers for the Company's quality kosher products and introduction of new products in 2011-2012. In addition, and as a consequence of the national protest in Israel in 2011 against the high cost of living and the cost of food products, the Company gained from a shift in behavior in Israel, as cost-conscious consumers recognized its products as a viable alternative to higher-cost leading brands.

Cost of Sales.  Cost of sales for fiscal 2013 increased by 16.04% to NIS 252,355 thousand (USD 64,889 thousand), or 75.1% of revenues, from NIS 217,468 thousand (USD 55,919 thousand), or 75.9% of revenues recorded in fiscal 2012.  The increase in cost of sales in fiscal 2013 compared to fiscal 2012 was primary due to an increase in sales.

Gross Profit.  Gross profit for fiscal 2013 increased 21.2% to NIS 83,677 thousand (USD 21,516 thousand), or 24.9% of revenues, from NIS 69,041 thousand (USD 17,753 thousand), or 24.1% of revenues recorded in fiscal year 2012.  The increase in gross profit and gross margins in fiscal 2013 compared to fiscal 2012 was primary due to a favorable mix of product revenue during 2013 as sales of higher gross margin products increased faster than sales of lower gross margin products.

Selling Expenses.  Selling expenses for fiscal 2013 increased by 21.5% to NIS 35,130 thousand (USD 9,033 thousand), or 10.5% of revenues, from NIS 28,915 thousand (USD 7,435 thousand), or 10.1% of revenues recorded in fiscal 2012. The increase in selling expenses was primarily due to an increase of NIS 2,764 thousand (USD 711 thousand) in transportation and maintenance expenses (including other expenses) in fiscal 2013 to NIS 11,602 thousand (USD 2,983 thousand) from NIS 8,838 thousand (USD 2,273 thousand) in fiscal 2012, and an increase of NIS 1,676 thousand (USD 431 thousand) in selling promotion activities in fiscal 2013 to NIS 5,963 thousand (USD 1,533 thousand) from NIS 4,287 thousand (USD 1,102 thousand) recorded in fiscal 2012.

General and Administrative Expenses. General and administrative expenses for fiscal 2013 increased by 16.1% to NIS 19,408 thousand (USD 4,990 thousand), or 5.8% of revenues, from NIS 16,715 thousand (USD 4,298 thousand), or 5.8% of revenues recorded in fiscal 2012. The increase in general and administrative expenses was mainly attributed to an increase of NIS 1,063 thousand (USD 273 thousand) in management profit-related bonuses expenses in fiscal 2013 to NIS 4,592 thousand (USD 1,181 thousand) from NIS 3,529 thousand (USD 907 thousand) recorded in fiscal 2012, an increase of NIS 480 thousand (USD 123 thousand) in salaries and professional fee expenses in fiscal 2013 to NIS 11,036 thousand (USD 2,838 thousand) from NIS 10,556 thousand (USD 2,714 thousand) recorded in fiscal 2012 and an increase of NIS 351 thousand (USD 90 thousand) in bad and doubtful debts expenses in fiscal 2013.

Other Income.  Other income for fiscal 2013 amounted to NIS 54 thousand (USD 14 thousand) compared to NIS 46 thousand (USD 12 thousand) recorded in fiscal 2012.  Other income for the both fiscal 2013 and fiscal 2012 mainly comprised of capital gains on sales of fixed assets such as used vehicles and trucks.

Operating Profit.  Operating profit for fiscal 2013 increased by NIS 5,736 thousand (USD 1,475 thousand), or by 24.5% to NIS 29,193 thousand (USD 7,507 thousand), or 8.7% of revenues, from NIS 23,457 thousand (USD 6,032 thousand), or 8.2% of revenues recorded in fiscal 2012.

Financing Income, Net.  Financing income, net, for fiscal 2013 increased by 46.1% to NIS 12,132 thousand (USD 3,120 thousand) compared to NIS 8,306 thousand (USD 2,136 thousand), recorded in fiscal 2012. Financing income for fiscal 2013 consisted primarily of a gain from marketable securities of NIS 10,363 thousand (USD 2,665 thousand) compared to a gain from marketable securities of NIS 4,034 thousand (USD 1,037 thousand) recorded in fiscal 2012, and interest income from short-term deposits and from marketable debentures held for trading of NIS 2,195 thousand (USD 564 thousand) recorded in fiscal 2013 compared to NIS 2,668 thousand (USD 686 thousand) recorded in fiscal 2012. Financing expenses for fiscal 2013 consisted primarily of bank fees of NIS 455 thousand (USD 117 thousand) and foreign currency differences of NIS 351 (USD 90 thousand) compared to bank fees of NIS 363 thousand (USD 93 thousand) recorded in fiscal 2012.

Profit before taxes on income.  Profit before taxes on income for fiscal 2013 increased by NIS 9,562 thousand (USD 2,459 thousand), or by 30.1% to NIS 41,325 thousand (USD 10,626 thousand) from NIS 31,763 thousand (USD 8,167 thousand) recorded in fiscal 2012.

Taxes on Income.  Taxes on income for fiscal 2013 increased by 22.7% to NIS 9,517 thousand (USD 2,447 thousand) from NIS 7,757 thousand (USD 1,995 thousand) recorded in fiscal 2012. The increase in taxes on income in fiscal 2013 compared to fiscal 2012 was attributable to an increase in income before taxes. The tax on the capital gain resulted from the sale of the Company's holding in Shamir Salads in December 2011 is included in the Profit from discontinued operations for fiscal 2011.

Profit for the year.  Profit for fiscal 2013 increased by 32.5% or NIS 7,802 thousand (USD 2,006 thousand), to NIS 31,808 thousand (USD 8,179 thousand), or NIS 2.45 (USD 0.63) per share, or 9.5% of revenues, from NIS 24,006 thousand (USD 6,173 thousand), or NIS 1.85 (USD 0.48) per share, or 8.4% of revenues, recorded in fiscal 2012.

B.            LIQUIDITY AND CAPITAL RESOURCES.

The Company’s operations are funded mainly through equity and cash flows from operating activities. The Company’s bank indebtedness is secured by certain liens on its share capital, goodwill and certain other assets. In general, the Company and its subsidiaries do not utilize bank indebtedness.

For fiscal 2014, cash and cash equivalents, net of short-term bank debt, increased from NIS 36.2 million (USD 9.3 million) as of December 31, 2013 to NIS 82.9 million (USD 21.3 million) as of December 31, 2014.

During fiscal 2014, marketable securities, short term deposits and loans carried at fair value through profit or loss decreased to NIS 142.2 million (USD 36.6 million) from NIS 178.2 million (USD 45.8 million) as of December 31, 2013.

Cash flow from operating activities

For fiscal 2014, the Company generated a positive cash flow from continuing operating activities of NIS 19.7 million (USD 5.1 million) compared to positive cash flow from continuing operating activities of NIS 3.7 million (USD 0.95 million) in fiscal 2013, primarily as a result of an decrease in inventory of approximately NIS 5.4 million (USD 1.3 million) compared to increase in inventory of approximately NIS 4.7 million (USD 1.2 million) in fiscal 2013.

For fiscal 2013, the Company generated a positive cash flow from continuing operating activities of NIS 3.7 million (USD 0.95 million) compared to negative cash flow of NIS 7.1 million (USD 1.83 million) in fiscal 2012, primarily as a result of an increase in the Company's operational profit, in addition to higher collections of amounts due from customers, in fiscal 2013.

Cash flow from investing activities

During fiscal 2014, the Company generated cash flow of NIS 27.1 million (USD 7.0 million) from continuing investing activities compared to NIS 15.2 million (USD 3.9 million) utilized in fiscal 2013, primarily due to the return in 2014 of the loan the Company gave to C.D-B.A in 2013 in the amount of NIS 65.4 million (USD 16.8 million) (including interest) and the selling of marketable securities, net, and the deposit of short term deposit in fiscal 2014 in the total amount of NIS 31.2 million (USD 8.0 million) compared to NIS 56.3 million (USD 14.5 million) marketable securities purchased in fiscal 2013.

During fiscal 2013, the Company utilized cash flow of NIS 15.2 million (USD 3.9 million) for continuing investing activities compared to NIS 7.3 million (USD 1.9 million) generated in fiscal 2012, primarily due to the NIS 65 million (USD 16.7 million) loan the Company gave to C.D-B.A in 2013 net of sale of marketable securities, net, in the total amount of NIS 56.3 million (USD 14.5 million).

For additional information on the loan to C.D-B.A, see "Item 10. Additional Information – C.  Material Contracts".

Cash flow from financing activities

During fiscal 2014, the Company utilized cash flow of NIS 18 (USD 5) for continuing financing activities, mainly short-term debts from banks.

During fiscal 2013, the Company utilized cash flow of NIS 9.9 million (USD 2.5 million) for continuing financing activities, mainly short-term debts to banks.

Cash requirements

The Company’s cash requirements, net, during the years ended December 31, 2014 and 2013 were met primarily through its working capital. As of December 31, 2014, the Company had working capital of NIS 340.8 million (USD 87.6 million) compared to working capital of NIS 325.9 million (USD 83.8 million) as of December 31, 2013. The Company believes that its working capital is sufficient for the Company's present requirements.

Trade receivables

The Company’s trade receivables balance as of December 31, 2014 was NIS 86.7 million (USD 22.3 million) compared to the trade receivables balance as of December 31, 2013 in the amount of NIS 82.9 million (USD 21.3 million). The average time period within which our accounts receivable were paid was 86 days in 2014 compared to 74 days in 2013.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The representative rate of the U.S. Dollar was NIS 3.889 on December 31, 2014 compared to NIS 3.471 on December 31, 2013, NIS 3.733 on December 31, 2012, NIS 3.821 on December 31, 2011 and NIS 3.549 on December 31, 2010. As of April 27, 2015, the representative rate of the U.S. Dollar was NIS 3.931.

The annual rates of inflation (deflation) in Israel during the years ended December 31, 2010, 2011, 2012,  2013 and 2014 were approximately 2.7%, 2.2%, 1.6%, 1.8% and (0.2%), respectively, while during such periods the revaluation (devaluation) of the NIS against the U.S. Dollar was approximately 6.0%,  (7.7%), 2.3%, 7.0% and (12.1%), respectively. During  the year ended December 31, 2011 the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. Dollar.

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

Guarantees and Pledges

Principally in connection with letters of credit issued to the Company, the Company has issued a debenture to each of Bank Leumi Le’Israel Ltd., Bank Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. The Company has pledged all of its assets (including its outstanding share capital and goodwill of the Company) in favor of Bank Leumi Le’Israel Ltd., Bank Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company’s suppliers.  Bank Leumi Le’Israel Ltd., Bank Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. have agreed among them that the pledges subject to such debentures will rank pari passu. The outstanding amount of such letters of credit as of December 31, 2014 was approximately NIS 4,630 thousand (USD 1,191 thousand).

The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary, WFD, to Bank Mizrahi Tefahot Ltd. As of December 31, 2014, WFD had no obligations to Bank Mizrahi Tefahot Ltd.

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

In June 2011, a national protest began against the rise of prices of dairy products in Israel. As a result of the protests, the Israeli government announced the creation of a committee headed by Prof. Manuel Trajtenberg, to formulate a plan to deal with the burden on the middle class. In September 2011, the Trajtenberg committee submitted its recommendations on socioeconomic change and the Israeli cabinet approved them in October 2011. Among the committee's recommendations was a proposal to increase corporate taxes and to lower certain customs duties on imported food products. As result of the committee's recommendations, the Company and its subsidiaries received permits in late 2011 to import various hard chesses with reduced customs duties. The above national protest, as well as continued economic uncertainty, caused the Israeli consumer to reduce its consumption of dairy products and to demand lower prices, which resulted in decreasing the Company's revenues and profits in the second half of fiscal 2011. During 2012 and 2013, the impact of the national protest movement was minimized; however, evidence of such protest remained in the food retail market. In the second half of 2014, cost of living protests returned to Israel, and the pressure to lower prices has continued in the beginning of 2015. Were the protests to continue or intensify, they could negatively impact the financial results of the Company due to consumer pressure on the Company via its major clients to reduce prices. In order to mitigate such effects, the Company is exploring a variety of strategies, such as introducing new products into the market.

The public protests also added greater urgency to a committee appointed in June 2011 by the Israel Industry, Trade and Labor Office and by the Minister of Finance to examine the level of competition and prices in the food and retail industry (the Kedmi Committee).  The mandate of the Kedmi Committee was to address the following issues, among others:  examination of the food product industry, barriers to import, distribution and marketing to the consumer, identification of defects in the market preventing increased competition and reduction of prices of in the product markets, including barriers to increased imports; reduction of customs; increased regulation on relationships between suppliers and retailers; focus on the milk industry and products, and recommendations to increase competition for the benefit of consumers.

On March 27, 2014, a law entitled "Promoting Competition in the Food Industry" (the "Food Law") was published, the purpose of which was to advance and increase competition in the food industry in order to reduce prices to the consumer.  The Food Law is divided into three main sections:

(i) provisions related to increasing the transparency of prices at large retailers ("Large Retailer" as defined threin) – the Food Law requires that large food retail chains to advertise the current prices of their products in each branch on the internet, which will enable the development of internet sites to compare prices between food stores close to a consumer's residence.

(ii) addressing regional concentration for food retailers – the industry is characterized by high concentration of food retail chains in one geographic area.  These chains push their competitors from the same region and limit competition.  The Food Law prohibits, among other things, the large food retail chains that control a specific region to open new stores without the consent of the Israel Antitrust Commissioner.  In addition, the anti-trust court may require these retailers to sell branches suffering from high concentration and low competition.

(iii)  advancement of competition and arrangement of fair competition in the food retail industry –the food industry is characterized by a small number of dominant suppliers, most of which have been declared monopolies.  In addition, anti-competitive arrangements have been established in the industry whose purpose is to push medium sized and small suppliers from the shelves and to hurt competition and the consumer.  The Food Law prohibits various anti-competitive arrangements by large suppliers and large food retailers, such as prohibition on the involvement of the supplier in the manner of arrangement of products in the stores, prohibition of involvement of the supplier in setting of prices of products from other suppliers, and more, in order to increase competition and to advance medium sized and small suppliers.

In addition, Committee found that the food production industry is controlled by a small number of suppliers with large market share, and therefore the law includes a temporary order to limit the shelf space of very large suppliers (defined as retailers whose annual sales exceed NIS 1 billion) to 50% of the shelf space at large stores (defined as stores with more than 250 square meters) of larger retailers.  The purpose is to enable medium sized and small suppliers, such as the Company, to obtain shelf space at the large food retailers and thereby increase competition and lower prices for the end customer.

The Company expects that the Food Law, which was effective January 15, 2015, could positively affect the financial results of the Company, although it is difficult to assess at the present time the degree of influence that such law may have.

It should be noted that as of the date of this Report, the Company is not on the list of large suppliers of the Anti-Trust Authority. A large supplier is defined as a supplier with revenues to retailers, or through retailers, in Israel in previous fiscal year of more than NIS 300 million, or a supplier who is a monopoly as defined in the Israel anti-trust law, with respect to a particular food products for which it was declared a monopoly.

The Company's management is evaluating the financial stability of its customers by entering into agreements with companies for providing business data, examining bank accounts, conducting inquiries, and following negative publicity regarding its customers or other signs indicating financial difficulties.

The Company is also working towards increasing its sales to customers outside of Israel. In general, consumption of kosher products is a fast-growing food trend in the U.S., with some observers and market participants speculating that the kosher industry is about to grow even faster.  For example, a Forbes article in December 2013 asked, "Is Kosher The Next Big Food Trend?", and an April 2014 article in Quartz (a digital news outlet by the publishers of The Atlantic) declared, "Private Equity Thinks That Kosher Could Be The New Organic".

A published report from March 2012 ("The Specialty Food Market in North America" by Agriculture and Agri-Food Canada) concluded that the North American kosher food market grew 15% year-over-year in the past 10 years, with roughly $200 billion in kosher certified food products sold annually and an active consumer base of 15 million. According to this report, kosher products are expected to grow in the future and become the largest ethnic food segment in the U.S. An increasing number of companies are seeking kosher certification, and the demand for kosher ingredients for these products is also rising. The demand for kosher products in the U.S. is not limited to the Jewish population. The majority of today's kosher consumers are non-Jewish religiously (i.e. observant consumers such as Muslims and 7th Day Adventists), consumers with specific dietary restrictions and health and safety-conscious consumers.

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

OFF-BALANCE SHEET ARRANGEMENTS

Not applicable

F.             TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS

The following table of the Company’s material contractual obligations as of December 31, 2014 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands)

Total open purchase orders	NIS 9,236	NIS 9,236	--	--	--
	(USD 2,375)	(USD 2,375)

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS AND SENIOR MANAGEMENT

The directors, executive officers and key employees of the Company as of the date of this Annual Report are as follows:

Name	Age	Position with the Company
Zwi Williger	60	Chairman of the Board
Joseph Williger	58	President and Director
Oleksandr Granovskyi	43	Director
Israel Yosef Schneorson	49	Vice Chairman of the Board
Gershon Chanoch Winderboim	58	Director
Shneor Zalman Vigler	36	Director
Emil Budilovsky	45	Director
Ayelet Eliav (1)	45	External Director
Boaz Nissimov (1)	52	External Director
Ilan Cohen (1)	56	Director
Gil Hochboim	45	Chief Executive Officer
Itai Loewenstein	39	Chief Financial Officer

(1)	Members of the Company’s Audit Committee

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

The business experience of each of the Directors, executive officers and key employees of the Company is set forth below:

Zwi Williger has served as Chairman of the Company since January 1997. Prior to that and from inception of the Company in 1994 until 1997, he had served as a director and Manager of Marketing Development of the Company.  In addition, Mr. Williger served as Chief Operating Officer of the Company from 1997 until 2011. Mr. Williger serves or has served as a director of the Company’s subsidiaries: WFD since 1996, and Gold Frost from 2001 until 2011. In addition, Mr. Williger has served as a director of Willi-Food since 1992 and as a director of Titanic, a company he owns together with his brother Mr. Joseph Williger (who serves as President and a director of the Company), since 1990. Mr. Williger attended Fresno University in California.

Joseph Williger has served as a Director of the Company since its inception in January 1994, and as President of the Company since September 2011 (when he ceased serving as Chief Executive Officer, a position he had held since the Company's inception in 1994). Mr. Williger has also served as the Chairman of the Company’s subsidiaries, WFD and Gold Frost, since 1996 and 2001, respectively. Mr. Williger's brother, Zwi Williger, serves as the Company's Chairman of the Board of Directors of the Company. Mr. Williger has also served as a director and Chairman of the Board of Willi-Food, the controlling shareholder of the Company, since 1992 and 1994, respectively. Mr. Williger has served as Director of Titanic since 1990. Mr. Williger attended Bar-Ilan University in Israel and California State University, Northridge in Los Angeles.

Oleksandr Granovskyi has served as a director of the Company and Willi-Food since December 2014. Mr. Granovskyi is the indirect controlling shareholder of the Company. Mr. Granovskyi has served as the Chairman of BSD since April 2015. In addition, Mr. Granovskyi is a shareholder at Vertex United Ltd. ("Vertex United"), a Ukrainian company which provides services in the hospitality management sector, and is involved in Vertex United's strategy and development. He earned a Masters degree in Law from the Economics and Law Faculty at the Odessa State University of I.I Mechnikov, Ukraine, and a Masters degree in Management from the State Academy of Management under the President of Ukraine.

Israel Yosef Schneorson has served as a Vice Chairman of the Company since May 2014. He has served as CEO and a Vice Chairman at BGI Investments (1961) Ltd. since August 2012 and as CEO and Vice Chairman of BSD since August 2013.  In addition, Mr. Schneorson served as economic advisor to Mr. Oleksandr Granovskyi from 2007 to 2012 and as CEO and director of ZBI Ltd., a holding company traded on the TASE, from 2012 to 2014.  Mr. Schneorson attended the Rabbinical College of America in Morristown, New Jersey.

Gershon Chanoch Winderboim has served as a director of the Company since May 2014. Mr. Winderboim has served as Chairman of BGI Investments (1961) Ltd. since November 2013 and as a director of ZBI Ltd. since 2012.  In addition, Mr. Winderboim served as Chairman of ZBI Ltd. from 2013 to 2014. A real estate and tax attorney at the law firm of Meir Mizrahi & Co., Mr. Winderboim has a degree in law from the Shaarey Mishbat College in Israel and certified master's degree in law from the Bar-Ilan University in Israel.

Shneor Zalman Vigler has served as a director of the Company and Willi-Food since May 2014. Mr. Vigler has served as a director of BGI Investments (1961) Ltd. since March 2014. He currently serves as the Assistant to the Chief Rabbi of Odessa and southern Ukraine and Acting Principal of various community institutions.

Emil Budilovsky has served as a director of the Company since May 2014. Between December 2014 and March 2015, Mr. Budilovsky served as CEO of the Company and Willi-Food. Since June 2014, Mr. Budilovsky has served as VP of Business Development for BSD, and since April 2015 he has also served as a director of BSD. In addition, Mr. Budilovsky served as the CEO of Arricano Real Estate Plc, a leading developer and operator of shopping centers in the Ukraine traded on the AIM Market in London, from 2012 to 2013, as the CFO of Mirland Development Corporation Plc, a real estate developer in the Russian Federation traded on the AIM Market in London (and a subsidiary of the Fishman Group), from 2010 to 2012 and CFO of Adama Ukraine Ltd., a real estate developer in the Ukraine, from 2009 to 2010.  Mr. Budilovsky has degrees in accounting and economics from Tel Aviv University in Israel, an MBA from Tel Aviv University in Israel and a degree in law from the College of Management in Israel.  Mr. Budilovsky is a member of the New York Bar.

Ilan Cohen has served as a director of the Company since May 2014. Since that time, Mr. Cohen has also been self-employed as a consultant manager for various construction projects. For approximately 20 years until May 2014, he was the Manager of Administration of Jerusalem City Hall, Kikar Safra Campus, and other municipal buildings.  Mr. Cohen received his BA in the history of the Jewish nation from the Open University in Tel Aviv, Israel and he studied architecture at Bezalel Academy of Arts and Design, Jerusalem, Israel.

Ayelet Eliav has served as external director since May 17, 2012. Mrs. Eliav has served as Chief Executive Officer of AEL Ltd., an importer of name-brand shoes, since 2006. Between 2002 and 2006, Mrs. Eliav was the Manager and Chief Financial Officer of Globus International Packages and Transporting Ltd., which manufactures packaging materials and provides transportation services. Between 1999 and 2002, she was the Chief Financial Officer of Opticana, which sells optical products. During 1998, she was Manager and Chief Financial Officer of Future International Transporting Ltd., which provide international transportation services, and between 1993 to 1998 she was a senior tax inspector in the Income Tax Department in the Ministry of Finance. Mrs. Eliav is a certified public accountant (Israel). She holds a LLB from the Interdisciplinary Center in Herzliya, Israel, and she received her BA in Accounting and Business Management from the College of Management in Tel Aviv, Israel.

Boaz Nissimov has served as external director since August 30, 2012. In addition, Mr. Nissimov has served since 2015 as VP, ERP group manager at Prodware Israel Ltd. From 2013 and 2014, Mr. Nissimov served as VP for Strategic Consulting at Ness Technologies, a leading provider of defense, HLS and telecom solutions and systems, and from 2006 and 2013 as Director of Global Operations and Outsourcing Group Manager of Ness Technologies.  From 1999 and 2006, Mr. Nissimov was a SAP Group Manager in IBM Israel, and from 1990 and 1999 he was the Operations Manager at Coca-Cola Israel.  Mr. Nissimov holds a MBA with specialization in finance from Bar Ilan University, Israel and BA in industrial engineer with specialization in information systems from Tel Aviv University, Israel.

Gil Hochboim, was re-appointed as Chief Executive Officer of the Company and Willi-Food in March 2015. In December 2014 Mr. Hochboim was appointed as Deputy CEO of the Company and Willi-Food after serving as CEO of the Company between February 2012 and December 2014 and as Vice President of the Company and Willi-Food between June 2007 and February 2012. Mr. Hochboim served as Chief Financial Officer of the Company and Willi-Food between August 2000 and October 2006. In addition, from 1998 to 2000, he served as deputy manager of Ha’menia Goods Transport Corp. Ltd., and from 1995 to 1998 as deputy comptroller of Dan Hotels Corp. Ltd. Mr. Hochboim is a certified public accountant (Israel). He received his BA in Accounting and Business Management from the College of Management, Tel Aviv, Israel.

Itai Loewenstein has served as Chief Financial Officer of the Company and Willi-Food since September 2014. Prior to joining the Company, Mr. Loewenstein served from 2012 to 2014 as CFO of the professional food services division in Osem Group in Israel, and later as an indirect material purchase manager of the group. Prior to that, he served from 2009 to 2012 as Financial Manager of the Government Procurement Agency of the Israeli Ministry of Finance, which is responsible for most of the major procurement and commercial agreements with Israel government suppliers. Mr. Loewenstein is a certified public accountant (Israel). He received a bachelor's degree (B.B.) in Accounting and a master's degree in business management from the Tal Aviv University, Israel.

B.            COMPENSATION

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2014. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with management fees, salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2014, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Name and Principal Position (1)	Management Fees (2)	Salary (3)	Bonus (4)	Equity-Based Compensation (5)	Total
	NIS Thousand
Zwi Williger – Chairman (6)	1,667	-	1,447	1,010	4,124
Joseph Williger – President (7)	1,667	-	1,447	1,010	4,124
Gil Hochboim – CEO (8)	-	582	350	104	1,036
Iram Greiber – COO	-	446	27	-	473
Raviv Segal – CFO (9)	-	438	25	-	256

(1)	All Covered Executives are employed on a full time (100%) basis.

(2)	Management fees includes also tax gross-up payments.
(3)
Salary includes the Covered Executive’s gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security, vacation and benefits, convalescence or recreation pay and other benefits and perquisites consistent with the Company’s policies.

(4)
Represents annual bonuses granted to the Covered Executive based on formulas set forth in the compensation policy of the Company (that was approved by the Compensation Committee, the Board of Directors and shareholders of the Company) and the agreements with each of the Covered Executive.

(5)
Represents the equity-based compensation expenses recoded in the Company's consolidated financial statements for the year ended December 31, 2014, based on the option's fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 24D to our consolidated financial statements for the year ended December 31, 2014.

(6)
For additional information on Zwi Williger's compensation arrangements with the Company, see - "Management Service Agreements" and "Additional Compensation Arrangements with Gil Hochboim, Zwi Williger and Joseph Williger", below.

(7)
For additional information on Joseph Williger's compensation arrangements with the Company, see - "Management Service Agreements" and "Additional Compensation Arrangements with Gil Hochboim, Zwi Williger and Joseph Williger", below.

(8)
For additional information on Mr. Hochboim's compensation arrangements with the Company, see - "Empolyment Agreements" and "Additional Compensation Arrangements with Gil Hochboim, Zwi Williger and Joseph Williger", below.  Mr. Hochboim's NIS 350,000 bonus represents a NIS 200,000 bonus for 2013 and a NIS 150,000 bonus for 2014.

(9)	Mr. Segal served as CFO of the Company until September 2014.

Aggregate Compensation of Directors and Officers

The aggregate compensation paid by the Company to its directors and officers as a group for the fiscal year 2014 was approximately NIS 5.6 million (USD 1.4 million), excluding bonuses in an aggregate amount of approximately NIS 3.3 million (USD 0.86 million) paid to Messrs. Zwi and Joseph Williger and an expense for share-based payment in accordance with the 2013 Option Plan in an aggregate amount of approximately NIS 2.1 million (USD 0.55 million) allocated to Messrs. Zwi Williger, Joseph Williger and Gil Hochboim. These amounts include all contingent or deferred compensation payable to directors or officers during fiscal 2014. These amounts also include payments to non-executive directors in the aggregate amount of approximately NIS 200.6 thousand (USD 51.6 thousand) during fiscal 2014.

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

See also “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions”.

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

On August 21, 2014, the Company's shareholders, based on recommendations by the Compensation Committee and the Board of Directors, approved a three-year extension of these Management Service Agreements. The recommendation of the Compensation Committee and Board of Directors of the Company was based on considerations underlying the Company's Compensation Policy (described further in this section, below), including, among others, the talents and achievements of the Chairman of the Board and the President of the Company, their professional experience, their current role and responsibility within the Company, and their contribution to the Company's performance and business results. In addition, the Compensation Committee and Board considered that the Company is dependent upon Messrs. Zwi and Joseph Williger as key personnel, and that their departure from the Company may have a material adverse impact on the Company's operations and business results.  As such, the Compensation Committee and the Board of Directors believe that the terms of the Management Services Agreements are appropriate and reasonable and are consistent with the principles in the Company's  Compensation Policy.

Employment Agreements

In June 2007, the Company entered into an employment agreement with Mr. Gil Hochboim, pursuant to which Mr. Hochboim agreed to serve as the Vice President of the Company. The agreement provided for a monthly salary and benefits customarily provided by the Company to its senior employees, including bonuses and the use of a vehicle or payments for his own vehicle expenses. In February 2012, Mr. Hochboim was appointed as the CEO of the Company, a position he held until December 2014. During this time, there was no change in Mr. Hochboim employment agreement.

Following the nomination of Mr. Emil Budilovsky as the CEO on December 10, 2014, Mr. Hochboim was appointed as Deputy CEO of the Company.

Following resignation of Mr. Budilovsky as CEO on March 2, 2015, the Board of Directors reappointed Mr. Gil Hochboim as CEO of the Company. At a Special Meeting of Shareholders scheduled for May 19, 2015, shareholders will consider approval of the terms of service of Mr. Hochboim, commencing March 3, 2015 as follows:

•	Gross monthly payment of NIS 43,000 (approximately USD 10,750) ("Monthly Payment");

•	Additional one monthly payment per year ("Maskoret 13"), payable at the end of each year;

•
An annual bonus at a rate of 0.5% of the Company’s operating income before bonuses payable to officers and employees ("Bonus Base") exceeding NIS 8 million, provided that the Bonus Base is higher than NIS 18 million (in which case Mr. Hochboim's bonus will relate to the Bonus Base that exceeds NIS 8 million) ("Annual Bonus"). In accordance with the Compensation Policy, the Annual Bonus is capped at eight Monthly Payments, and if it exceeds 6.5 Monthly Payments the remainder would be carried over to the next year;

•
Benefits and reimbursement of expenses incurred in the course of his employment (in each case subject to the Company’s policies from time to time), customarily provided by the Company to its senior employees, such as insurance pension, education fund, vehicle for the use of Mr. Hochboim or full payment for the use of his own vehicle, mobile phone, professional development training and professional fees, subscription for a daily financial newspaper, foreign and domestic travel costs, and reimbursement of other expenses incurred by Mr. Hochboim while providing services to the Company, in each case against the provision of receipts;

•
22 vacation days per year, during which days Mr. Hochboim would not provide services to the Company. Subject to applicable law, unused vacation days could be accumulated and paid for in lieu of taking such days as vacation;

•	In the event Mr. Hochboim's employment is terminated, for whatever reason, he would be entitled to the proportional part of the Maskoret 13 and the Annual Bonus for the year in which he is terminated;

•
Each of the Company and Mr. Hochboim may terminate Mr. Hochboim's employment at any time, and for any reason, by prior written notice delivered to the other party. If termination is being made by the Company, the prior written notice shall be at least 4 months, if termination is being made by the Mr. Hochboim, the prior written notice shall be at least 45 days.

The terms of the exemption and indemnification letter that was previously granted to Mr. Hochboim, shall continue to apply in his current position.  Mr. Hochboim shall also continue to be included in the Company's D&O insurance policy.

In addition, in September 2014 the Company entered into an employment agreement with Mr. Itai Loewenstein, pursuant to which Mr. Loewenstein agreed to serve as the Chief Financial Officer of the Company. The agreement provides for a monthly salary and benefits customarily provided by the Company to its senior employees, including bonuses and the use of a vehicle.

Additional Compensation Arrangements with Gil Hochboim, Zwi Williger and Joseph Williger

The Company shareholders approved the following additional grants of compensation for Mr. Hochboim in his capacity as Chief Executive Officer, for Mr. Zwi Williger in his capacity as Chairman of the Board of Directors and for Mr. Joseph Williger in his capacity as President of the Company and member of the Board of Directors:

Gil Hochboim

•
Options to purchase 30,000 Ordinary Shares of the Company at an exercise price of $6.50 per share. The options vest over three years from November 28, 2013, with one-third of the options (10,000 options) vesting on each of the first three anniversaries of the equity grant date. The options may be exercised immediately upon each stage of periodic vesting, and the last date for exercise of the options is two years after each respective portion of the options has vested, after which the options shall expire. No options may be exercised following the five year anniversary date of the equity grant date. The equity grant to Mr. Hochboim is subject to the terms of the 2013 Option Plan (approved by shareholders on November 28, 2013). For additional information regarding the 2013 Option Plan, see "Item 6. Directors, Senior Management and Employees – E.  Share Ownership – Employee Share Option Plans".

•	An annual bonus for the year 2013 in the amount of NIS 200,000 (approximately $51,500) (approved by shareholders on August 21, 2014), and

•
To amend his terms of service to provide that he will be authorized to receive an annual bonus in accordance with the terms of the Company's Compensation Policy (approved by shareholders on August 21, 2014).  Based on this, the Compensation Committee and the Board of Directors of the Company, subsequently approved the payment of NIS 150,000 (approximately $38,500) as an annual bonus for the year 2014.

Zwi Williger

•
Options to purchase 200,000 Ordinary Shares of the Company at an exercise price of $6.50 per share. The options vest over three years from November 28, 2013, with approximately one-third of the options (66,666 options) vesting on each of the first two anniversaries of the equity grant date and 66,668 options vesting upon the third anniversary of the equity grant date. The options may be exercised immediately upon each stage of periodic vesting, and the last date for exercise of the options is two years after each respective portion of the options has vested, after which the options shall expire.  No options may be exercised following the five year anniversary date of the grant of options.  The number of options granted and other terms of the option grant will be adjusted for various corporate events.  The exercise of the options may occur only while Mr. Zwi Williger is still serving as an officer or director of the Company (approved by shareholders on November 28, 2013).

Joseph Williger

•
Options to purchase 200,000 Ordinary Shares of the Company at an exercise price of $6.50 per share. The options vest over three years from November 28, 2013, with approximately one-third of the options (66,666 options) vesting on each of the first two anniversaries of the equity grant date and 66,668 options vesting upon the third anniversary of the equity grant date. The options may be exercised immediately upon each stage of periodic vesting, and the last date for exercise of the options is two years after each respective portion of the options has vested, after which the options shall expire.  No options may be exercised following the five year anniversary date of the grant of options.  The number of options granted and other terms of the option grant will be adjusted for various corporate events.  The exercise of the options may occur only while Mr. Joseph Williger is still serving as an officer or director of the Company (approved by shareholders on November 28, 2013).

Compensation Policy

Pursuant to Amendment No. 20 to the Companies Law and following approval of the Compensation Committee and Board, a Compensation Policy was approved by shareholders on November 28, 2013.  The objective of the Compensation Policy is to achieve the goals and work plans of the Company, including its long-term best interests by: (i) creating a reasonable and appropriate set of incentives for the Company’s executives; (ii) providing the tools necessary for recruiting, motivating and retaining talented and skilled executives; (iii) putting an emphasis on performance based compensation; and (iv) creating proper balance between the various compensation components (such as fixed versus variable components and short-term versus long-term). Pursuant to Amendment No. 20 to the Companies Law, the Compensation Policy must be reviewed and re-approved every three years.

C.            BOARD PRACTICES

Terms of Office

Except as to External Directors, who are discussed below, Directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where Directors are appointed by the Board of Directors, and their appointment is later ratified at the first annual general meeting of the shareholders thereafter. Except for External Directors, Directors serve until the next annual general meeting of the shareholders.

Alternate Directors

The Articles of Association of the Company provide that any director (except for External Directors) may, by written notice to the Company, appoint another person to serve as an alternate director.  Under the Israeli Companies Law, the directors of the Company cannot appoint an incumbent director or an incumbent alternate director as an alternate director.  The term of appointment of an alternate director may be for a specified period, or until notice is given of the termination of the specified period or of the appointment. A Director on a Board Committee may appoint anyone to be his Alternate subject to the potential alternate not being a member of such committee.

Audit Committee

Nasdaq Requirements

Our ordinary shares are listed for quotation on the Nasdaq Capital Market, and we are subject to the rules of the Nasdaq Capital Market applicable to listed companies.  Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Ayelet Eliav (Chair), Boaz Nissimov and Ilan Cohen  qualify as independent directors under the Nasdaq requirements and are members of the Audit Committee. The role of the audit committee for Nasdaq purposes includes assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the Company's accounting, auditing and reporting practices.

Companies Law Requirements

Under the Israeli Companies Law, the board of directors of a public company must appoint an audit committee, comprised of at least three directors including all of the external directors, with a majority of independent directors but excluding a:

•	chairman of the board of directors;
•	controlling shareholder or his relative;
•	any director employed by or who provides services to the company on a regular basis.
•	any director employed by the controlling shareholder or by any corporation controlled by the controlling shareholder or who provides services to the controlling shareholder on a regular basis; and
•	any director who principal livelihood comes from the controlling shareholder.

The Chairman of the audit committee must be an external director.

The responsibilities of the audit committee under the Israeli Companies Law include, among others, identifying irregularities in the management of the company’s business, approving related party transactions as required by law, approving “actions” or “transactions” (as such terms are defined in the Israeli Companies Law), overseeing the business management practices of the Company in consultation with the Company’s internal auditor and independent auditors (and making recommendations to the Board to improve such practices) and approving transactions with affiliates. In addition, the audit committee has certain powers with regard to transactions with a controlling shareholder or with a person or entity the controlling shareholder has a personal interest in, including the power to require a competitive or other procedure in some cases prior to entering into such a transaction and the power to establish a procedure for approving such a transaction in some cases if the transaction is not de minimis to the Company.

Compensation Committee

Companies Law Requirements

Ayelet Eliav (Chair), Boaz Nissimov and Ilan Cohen are members of the Board’s Compensation Committee. All of our Compensation Committee members have been determined to be eligible to be members of a compensation committee in accordance with the recent amendments to the Companies Law.

Under recent amendments to the Companies Law, which provide for new procedures relating to the approval of the terms of office and employment of Office Holders of and the formulation of a compensation policy applicable to Israeli public companies, the compensation committee of a public company, such as the Company, is required to consist of at least three members and all of the external directors must be members of the committee (one of which to be appointed as the chairperson) and a majority of members of the committee must be independent. The remaining members must be directors who qualify to serve as members of the audit committee as defined in the Companies Law. In addition to its other roles, under the amendments to the Companies Law the compensation committee of a public company such as the Company is required:

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

The External Directors of the Company are Ms. Ayelet Eliav, who was determined by the Board to have “financial and accounting expertise” under the Israel Companies law, and Mr. Boaz Nissimov, who was determined by the Board to have “professional expertise” under the Israel Companies law.  Ms. Eliav has been nominated to serve an additional three-year term as an external director of the Company at a special meeting of shareholders scheduled for May 19, 2015.

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

In May 2005, the Board of Directors and Audit Committee of the Company approved an exemption in advance to any Director or Officer from any liability to the Company attributed to damage or loss caused by breach of the Director’s or Officer’s duty of care owed to the Company, except for such breach of duty of care in distribution (as such term is defined in the Israeli Companies Law).  Also, the Board of Directors, the Audit Committee and shareholders approved an irrevocable indemnification of the Officers by the Company with respect to any liability or expense paid for by the Officer or that the Officer may be obligated to pay.

In accordance with the Companies Law, an agreement with a controlling shareholder, such as the Company's exemption and indemnification letter to its controlling shareholders, must be approved every three years by the Company’s Audit Committee or Compensation Committee (as the case may be), Board of Directors and by a special majority of the General Meeting of Shareholders. Until May 4, 2014, Messrs. Zwi Williger and Joseph Williger were deemed under the Israeli Companies Law to be the controlling shareholders of the Company. On that date, Mr. Zwi Williger and Mr. Joseph Williger sold their controlling stake (approximately 58% of outstanding shares) in Willi-Food to BSD, although they agreed to continue to serve as Chairman of the Board and President, respectively, or as joint chief executive officers, of the Company for an additional period of three years from May 2014.

All current officers and directors of the Company have received exemption and indemnification letters, except that at a Special Meeting of Shareholders scheduled for May 19, 2015, shareholders will consider approval of an exemption and indemnification letter for Mr. Oleksandr Granovskyi, the indirect controlling shareholder of the Company.

Directors and officers liability insurance policy

In accordance with the Companies Law, an agreement with a controlling shareholder, such as the Company's directors' and officers' liability insurance policy for its controlling shareholders, must be approved every three years by the Company’s Audit Committee or Compensation Committee (as the case may be), Board of Directors and by a special majority of the General Meeting of Shareholders, unless approved in accordance with Article 1B(5) of the Israeli Companies Regulations (Relief with Respect to Transactions with Interested Parties), 2000 (the “Relief Regulations”). On December 10, 2014, the Board of Directors resolved, following the approval of the Compensation Committee, that the said directors and officers liability insurance policy of the Company for directors and officers who are controlling shareholders will be approved for a three years period in accordance with the Relief Regulations. Accordingly, if there is opposition as provided in Article 1C of the Relief Regulations, one or more shareholders who hold at least one percent of the issued capital or the voting rights in the company, is entitled to give notice of its opposition of this report. If opposition as provided in Article 1C(a) of the Relief Regulations is submitted, the engagement shall require, in relation to application of the policy to directors and officers who are controlling shareholders, approval of the general meeting by a special majority laid down in section 275 of the Israeli Companies Law. It should be stated that no such notice of opposition was provided to the Company.

Approval of Related Party Transactions under the Israeli Companies Law

Office Holders

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined as a general manager, chief executive officer, executive vice president, vice president, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under "Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” is an office holder under the Companies Law.

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

Compensation. An amendment to the Companies Law requires that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. Similarly, the terms of service and engagement of any officer other than the CEO must receive the approval of the compensation committee and board of directors. However, shareholder approval is only required if the compensation of such officer other than the CEO is not in accordance with a new compensation policy the Company is required to adopt. This compensation policy is required to take into account, among other things, providing proper incentives to directors and officers, taking into account the risk management of the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director. Following the approval of the Compensation Committee and Board, the Company's Compensation Policy was approved by shareholders on November 28, 2013.  For more information on the Company's Compensation Policy, see "Item 6. Directors, Senior Management and Employees – B. Compensation". In accordance with the Companies Law, as amended, the compensation policy must be re-approved every three years, in the manner described above. The board of directors is responsible for reviewing from time to time the compensation policy and determining whether or not there are any circumstances that require adjustments to the current compensation policy.

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

Unless approved in accordance with the Relief Regulations, approval of the audit committee, board of directors and our shareholders, in that order, is required, among others, for:

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

D.          EMPLOYEES

As of December 31, 2014, the Company, including its subsidiaries, employed a total of 133 persons (all of them are located in Israel), five of whom were in management, 25 of whom were in accounting and importing positions, 36 of whom were involved in the Company's sales and marketing departments and 67 of whom were employed in logistics networks (warehousing and transportation). This compares with 133 employees as of December 31, 2013, five of whom were in management, 25 of whom were in accounting and importing positions, 36 of whom were involved in the Company's sales and marketing departments, and 67 of whom were employed in logistics networks (warehousing and transportation).

As of December 31, 2014, 7 additional employees (stewards and sales people) were engaged on an hourly basis. On December 31, 2013, the number was 7. Other employees were supplied by temporary manpower companies, on as needed bases.

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

A general practice in Israel, which is followed by the Company, is the maintenance of a pension plan to the benefit of its employees (the "Pension Plan"). Each month, both the Company and its employees allocate sums to the Pension Plan. Types of Pension Plans may vary, while a commonly used Pension Plan is known as “Manager's Insurance”. Pension Plans provide a combination of savings plan, insurance and severance pay benefits to participating employees. Some of the sums allocated monthly by the Company to the employees' Pension Plans are on account of severance pay to which the employees may be entitled, upon termination of employment. Each month the employee contributes an amount which equals to 5% of his insured salary, and the Company contributes an additional sum of between 11.5% to 13.33% to his insured salary. In addition, Israeli law generally requires payment of severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (which is similar, to some extent, to the United States Social Security Administration). The payments thereto amount to 6.95% to 18.75% of wages; the employee’s share being 3.5% to 12% (depending on the marginal level of wages) and the employer’s share being 3.45% to 6.75%.

E.            SHARE OWNERSHIP

For information regarding the share ownership of Directors and Officers of the Company see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”.

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

On October 2013, Willi-Food's Board of Directors adopted an employee stock incentive plan to grant stock options to the Company's employees to acquire up to 100,000 of the Willi-Food's ordinary shares ("2013 Option Plan").  The exercise price for each option granted under the 2013 Option Plan is $6.50, payable upon exercise of each option.  Options granted under the 2013 Option Plan are exercisable in three equal portions: one-third from the end of 12 months to the end of 36 months from the date of grant; one-third from the end of 24 months to the end of 48 months from the date of grant; and one-third from the end of 36 months to the end of 60 months from the date of grant.  The 2013 Option Plan will expire seven years from the date of approval by the Board.  There are currently 70,000 shares available for issuance under the plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

The following table sets forth, as of April 27 2015, the number of Ordinary Shares beneficially owned by each shareholder known to the Company to own more than 5% of the Ordinary Shares and (ii) all directors and officers as a group. The information presented in the table is based on 13,107,579 Ordinary Shares outstanding as of April 27, 2015.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi-Food Investments Ltd. (1)	7,780,614	59.36%
B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) (2)	8,418,355	64.23%
Oleksandr Granovskyi (3)	8,418,355	64.25%

All directors and officers as a group (3 persons)	8,428,355	64.25%

(1)	Willi-Food’s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi-Food are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne, 8122216 Israel.
(2)
Includes (i) 7,780,614 Ordinary Shares held by Willi-Food, (ii) 133,334 Ordinary Shares held by BSD, and (iii) 504,407 Ordinary Shares held by Zwi Williger, who has granted to BSD an irrevocable proxy with respect to these shares. Willi-Food is controlled by its majority shareholder, BSD, and BSD may be deemed to beneficially own all of the shares owned by Willi-Food. The business address of BSD is 132 Menachem Begin Road, Azrieli Center, Triangle Tower (40th Floor), Tel Aviv 6702301, Israel.

(3)
Includes (i) 7,780,614 Ordinary Shares held by Willi-Food, (ii) 133,334 Ordinary Shares held by BSD, and (iii) 504,407 Ordinary Shares held by Zwi Williger, who has granted to BSD an irrevocable proxy with respect to these shares. Willi-Food is controlled by its majority shareholder, BSD, which in turn is controlled by BGI Investments (1961) Ltd. ("BGI") (which directly owns 25.1% of BSD's outstanding shares and holds a power of attorney from its controlling shareholder, Israel 18 B.V. ("Israel 18"), to vote an additional 19.0% of BSD's outstanding shares).  BGI is controlled by Israel 18, which owns 71.5% of the outstanding shares in BGI.  Israel 18 is controlled by Mr. Granovskyi, who owns 90% of the priority shares in Israel 18 (which affords Mr. Granovskyi 90% of its voting rights). Mr. Granovskyi, a director of the Company, disclaims beneficial ownership of such shares of the Company except to the extent of his pecuniary interest therein. Mr. Granovskyi's business address is 143/18, Fontanska doroga, Odessa, 65000, Ukraine.

All of the shareholders of the Company (including Willi-Food) have the same number of votes for each Ordinary Share held. Accordingly, the major shareholder of the Company, Willi-Food, does not have voting rights that are different from those of the Company’s other shareholders. The Company believes that, as April 26, 2015, 4,689,224 Ordinary Shares (approximately 35.77% of its outstanding Ordinary Shares) were held by persons who were not officers, Directors or the owners of 5% or more of the Company's outstanding Ordinary Shares. As of April 20, 2015, there were 14 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record, including a part of the Company’s shares held by Willi-Food through brokers, represented as of April 20, 2015, approximately 74.06% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

Change in Control

On March 2, 2014, Mr. Zwi Williger and Mr. Joseph Williger (together, the "Sellers"), the controlling shareholders of Willi-Food, our controlling shareholder, signed an agreement with BSD, a company listed on the London Stock Exchange, which we refer to as BSD (the “BSD Agreement”), to sell their controlling stake in Willi-Food (approximately 58% of outstanding shares) to BSD (the “BSD Transaction”). Pursuant to a special tender offer to shareholders on May 1, 2014, BSD acquired shares carrying 5% of the voting rights in Willi-Food.
On May 4, 2014, BSD completed its acquisition of 8,203,371 ordinary shares from the Sellers and other Willi-Food shareholders who participated in the tender offer.  The ordinary shares of Willi-Food acquired by BSD represented 61.65% of the outstanding ordinary shares of Willi-Food and 62.21% of its voting rights. Willi-Food owns approximately 59.36% of our ordinary shares (approximately 58.05% on a fully-diluted basis). The BSD Agreement also governs the ongoing relationship of BSD with the Sellers after completion of the BSD Transaction.

In addition to the shares transferred to BSD at closing of the BSD Transaction, at closing the Sellers also held shares and employee options in relation to approximately 6.8% of the shares of the Company on a fully diluted basis (the “Company Put Option Shares”). As part of the BSD Agreement, the sellers granted to BSD irrevocable proxies with respect to these holdings under which BSD is entitled to vote such shares at any of the Company's general meetings of shareholders.  In addition, BSD granted the Sellers a put option to sell all or some of such shares as vested from time to time (the “Company Put Option”) exercisable for a period of four years (commencing after eleven months from signing the BSD Agreement) under the terms described in the agreement. The Company Put Option relates to the Company Put Option Shares less any shares sold by the Sellers between the date of completion of the BSD Transaction and exercise of the Company Put Option. On March 4, 2015 and March 11, 2015, respectively, Mr. Zwi Williger and Mr. Joseph Williger each exercised options to purchase 66,667 Ordinary Shares from the Company at $6.50 per share.  Pursuant to the Company Put Option, each sold 66,667 Ordinary Shares to BSD on March 24, 2015 for a price of $12 per share.

As part of the BSD Agreement, Mr. Zwi Williger and Mr. Joseph Williger have agreed to continue to serve as chairman of the board and president, respectively, or as joint chief executive officers, of the Company for an additional period of up to three years, commencing upon expiration of their current service agreements with the Company. On May 28, 2014, the Compensation Committee and the Board of Directors of the Company approved a three-year extension of the management services agreements with the Sellers, with such extension subsequently approved by shareholders until August 20, 2017. So long as the Sellers continue to provide management services to the Company, Willi-Food, and subsidiaries thereof, each of the Sellers will remain on the board of directors of both the Company and Willi-Food.  In addition, immediately following the consummation of the Willi-Food Acquisition, the following individuals were appointed to the board of directors of Willi-Food: Eyal Merdler, David Amsalem, Gershon Chanoch Winderboim, Emil Bulilovsky, Israel Yossef Schneorson, and Shneor Zalman Vigler.  On May 18, 2014, Shmuel Mesenberg, who had served on the board of directors of Willi-Food since before to the Willi-Food Acquisition, resigned from his position on the board pursuant to the BSD Agreement, after which Eyal Merdler also resigned from the board of directors.

In addition, immediately following the consummation of the BSD Transaction, Haim Gertal resigned from the board of directors of the Company pursuant to the BSD Agreement, and the following individuals were appointed: Israel Yosef Schneorson, Gershon Chanoch Winderboim, Shneor Zalman Vigler, Emil Bulilovsky and Ilan Cohen. In addition, on December 3, 2014, Oleksandr Granovskyi, the indirect controlling shareholder of Willi-Food, was appointed to the Board of Directors.

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

Services to Willi-Food

The Company has been providing certain services to Willi-Food on an on-going basis since the Company’s commencement of operations, including office space and certain management, financial and administrative services.  Effective May 19, 1997, the effective date of the Company’s initial public offering, the Company entered into a service agreement with Willi-Food.  Pursuant to this agreement, Willi-Food is entitled to manage its operations from the Company’s executive offices in Yavne, including use of an office space and facilities and certain management, financial, accounting, legal, administrative and secretarial services.

The Company also agreed to provide Willi-Food with accounting and secretarial services. In consideration for the use of the Company’s facilities and such other services, Willi-Food agreed to pay the Company a monthly fee equal to NIS 4,500 (USD 1,157) plus VAT. This fee is payable quarterly and is linked to the Israeli CPI. The agreement is for an unlimited term, and is mutually terminable upon three months prior notice. The Company believes that the fees for these services and the terms of such agreement are no less favorable to it than could be obtained from an unaffiliated third party.

In light of the enactment of Amendment No. 16, an agreement with a controlling shareholder, such as the Company's service agreement with Willi-Food, must be approved every three years by the Audit Committee, Board of Directors and by a special majority of the General Meeting of Shareholders. Willi-Food is the parent company of the Company and is the controlling shareholder of the Company. On August 21, 2014 following the unanimous approval of the Company's Audit Committee and Board of Directors, the General Meeting of Shareholders of the Company approved the extension of the above service agreement, for a three-year period ending August 20, 2017.

As of April 1, 1997, the Company and Willi-Food entered into an agreement pertaining to the allocation of corporate opportunities which may arise from time to time.  The agreement provides that Willi-Food will make available and provide a right of first refusal to the Company with regard to any corporate opportunity offered to Willi-Food, which relates to the food business.

On March 31, 2003, the Board of Directors authorized Willi-Food to participate in the import license lottery of the Israeli Ministry of Economy, provided that Willi-Food agreed that if it wins an import license it will: (i) coordinate with the Company the items of merchandise to be imported using the import license; and (ii) in consideration for the transfer of the merchandise that is imported using the import license, the Company will sell the merchandise, retaining 20% of the selling proceeds for itself and transferring the balance, if any, to Willi-Food. The Board of Directors determined that this arrangement is not an extraordinary transaction. In 2014, no amount was retained by the Company pursuant to this arrangement.

Sale Agreement with Willi-Food

At a General Meeting of Shareholders on August 30, 2012, a sale agreement was approved between the Company and Willi-Food in terms of which Willi-Food would purchase from the Company a variety of food products in order to sell the food products at its store in Israel, and at additional stores that Willi-Food may open in the future (the "Sale Agreement").

Pursuant to the Sale Agreement, Willi-Food agreed to purchase the food products from the Company at a price list to be determined and calculated based on the Company's aggregate cost plus an amount equal to 21% of the Company's aggregate cost. Payment for the food products is to be provided by Willi-Food to the Company within 75 days of supply. In consideration for advertising and branding the Company's brands, Willi-Food is entitled to a monthly credit of NIS 15,000 (USD 3,857) per store. Pursuant to the Sale Agreement, the Company has agreed to participate in discount sale promotions for certain food products performed by Willi-Food twice a year (Passover and the “High Holidays”) in the total amount of NIS 50,000 (USD 12,857) per store for each discount sale promotion. The Company has no obligation to participate in any other discount sale promotions by Willi-Food. The Company will make a one-time payment to Willi-Food for the store shelf and refrigerator space in the amount of NIS 120,000 (USD 30,856) per store. The Company will contribute to the expenses of Willi-Food for arranging the food products on the store shelves in an amount equal to 3% of the total monthly purchases made by Willi-Food and Willi-Food would be entitled to a year-end bonus equal to 5% of Willi-Food's total yearly purchases from the Company. Willi-Food would have full right to return all of the food products to the Company.

The Sale Agreement will be in effect for a period of three years commencing on July 24, 2012. Subject to any legal requirements, the Sale Agreement will automatically renew for additional 12 month periods, unless either party notifies the other of its intention to terminate the Sale Agreement.

Employment of Lital Wagman Williger

Since May, 2013, the Company has employed Mrs. Lital Wagman Williger, the daughter of our President and board member, Mr. Joseph Williger. Mrs. Wagman Williger, who serves as the Company's Marketing Manager, received a salary of NIS 10,000 per month (USD 2,571) in 2014, in addition to benefits customarily provided by the Company to its senior employees and including maintenance of her vehicle or the use of a company vehicle. Effective January 2015, Mrs. Wagman Williger's salary was increased to NIS 13,000 (USD 3,342). The hiring of Mrs. Wagman Williger was approved at a general meeting of shareholders in 2011.

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

Legal Proceedings

(1)
In May 2013, the municipality of Yavne sent the Company a revised property tax assessment for 2013 that provided for an increased logistics center space and different classification ("the Revised Property Tax Assessment"). The gross annual additional obligation in the revised property tax assessment is approximately NIS 160 thousand (USD 41 thousand). In addition, the municipality of Yavne sent the Company a retroactive charge for the years 2008 to 2012 in respect of the above in the revised property tax assessment.  According to the estimate of legal advisors to the Company, there is a high likelihood to cancel the Revised Property Tax Assessment and the retroactive charge and therefore no provision was made in the financial statements in respect thereof.

(2)
In October 2013, the Company filed a claim with the Rishon Le'Zion Magistrate Court against the Israel Customs and VAT Department in the framework of which it demanded that the Court nullify the charge issued to the Company by the Central Customs House, which argued that, for customs purposes, the Company did not include various costs that it had incurred in order to receive Kosher certification for the food products that it had imported over a seven-year period, thereby underpaying customs duties (in this paragraph, the "Charge Notice"). The Charge Notice requires the payment of total customs duties of approximately NIS 150 thousand (USD 39 thousand). According to the estimate of legal advisers to the Company, there is a small likelihood of cancelling the notice and therefore partial provision was made in the financial statements in respect of the Charge Notice.

(3)
In December 2013, December 2014 and April 2015, four civil complaints and applications for their approval as class actions were filed against the Company alleging the unlawful and misleading labeling of products imported and sold by the Company. The complaints seek to represent every resident of the State of Israel who purchased products of the Company. The aggregate amount of the claims, as estimated by the plaintiffs, is approximately NIS 37 million (USD 9.5 million). In light of the early stage of the procedures, it is not possible at this time to provide an assessment of the chances of success of the claims and, therefore no provision has been made in the financial statements.

(4)
In August 2014, the Israel Customs sent to Gold Frost a notice in which it was claimed laconically that goods imported by Gold Frost were classified incorrectly ("Obligation Notice").  The amount demanded in the Obligation Notice was NIS 1,882 thousand (USD 484 thousand). According the estimate of legal advisors to Gold Frost, based on documents and facts presented to the Israel Customs, Gold Frost has a high likelihood to cancel the Obligation Notice and therefore no provision was made in the financial statements in respect of the Obligation Notice.

(5)
In August 2008, a lawsuit was filed against the Company to the Supreme Court in New York in the amount of $143,000 (the amount of which was adjusted based on the alleged length of the lease and according to the suit the amount reached a total of $735,000 on the date of termination of the alleged lease rental period) for an alleged guarantee of the Company for the payment of lease for a warehouse and offices that WF Kosher Food Distributors Ltd. ("WF"), a subsidiary of the Company, allegedly hired for its operations from the owner of Laish Israeli Food Products Ltd. ("Laish"), which sold its operations in early 2007 to WF. In September 2008, the Company submitted its statement of defense.

This lawsuit was filed after WF sued in court in Supreme Court New York in July 2008 the owners of the Laish, the former CEO of WF and others, for damages caused to WF and that as a result of which it was forced to close its operations, damages, some of which are related the same lease agreement. The two cases were consolidated for discovery and a joint trial.

During May 2014, there was a hearing regarding the opposing in the NY Supreme Court in which a compromise was agreed to, in light of the fact that the foregoing court nullified for technical reasons (principally that the attorney who represented the Company and WF didn't convey to the opposing attorney material requested prior to the hearing) the presentation of significant evidence that the Company and WF submitted in the framework of the preliminary proceedings, that were necessary to the Company for defense against cross claims against the Company and for WF to prove its claim, that the final and absolute settlement of the claims of the parties, the Company would pay an amount of which a significant amount was already allocated in its consolidated financial statements. Once paid in June and July of 2014, the mutual claims ended.

Other than as stated above, there is no pending or, to the Company’s knowledge, threatened legal proceedings, the outcome of which, in the Company’s view, would have a material adverse affect on the Company’s consolidated financial position.

For information concerning taxes to which stockholders in the United States may be subject, see “Item 10. Additional Information – E. Taxation”.

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

Calendar Period	Ordinary Shares
	High	Low
2015	7.00	5.48
Second Quarter (through April 27, 2014)	5.73	5.48
First Quarter	7.00	5.55
2014	8.83	6.12
First Quarter	8.83	7.25
Second Quarter	7.69	6.44
Third Quarter	7.47	6.99
Fourth Quarter	7.39	6.12
2013	8.40	4.91
First Quarter	6.67	4.91
Second Quarter	7.05	6.26
Third Quarter	7.30	6.64
Fourth Quarter	8.40	7.10
2012	5.01	4.00
First Quarter	5.01	4.43
Second Quarter	4.70	4.28
Third Quarter	4.44	4.00
Fourth Quarter	4.97	4.00
2011	7.90	4.40
2010	7.10	5.42

April 2015 (through April 27, 2015)	5.73	5.48
March 2015	6.12	5.55
February 2015	6.65	5.90
January 2015	7.00	6.50
December 2014	7.39	6.62
November 2014	7.27	6.12
October 2014	6.97	6.35

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

B.          MEMORANDUM AND ARTICLES OF ASSOCIATION

Purposes and Objects of the Company

We are an Israeli public company registered under the Israeli Companies Law as G. Willi-Food International Ltd., registration number 52-004320-9.

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

The Powers of Directors

The powers of a Director to vote on a proposal, arrangement or contract in which such Director is materially interested is limited by the relevant provisions of the Israeli Companies Law. In addition, the power of the Directors to vote compensation to themselves or any members of their body requires the approval of the Compensation Committee, the Board of Directors and, unless approved in accordance with the Relief Regulations, the shareholders at a general meeting. Compensation and indemnification of expenses of External Directors must be in accordance with the applicable provisions of the Israeli Companies Law.

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

Once the Director or Office Holder complies with the above disclosure requirements, the Company may approve the transaction in accordance with the provisions of the Articles of Association.  If the transaction is with a third party in which the member of the Board of Directors or Office Holder has a potential interest, the approval must confirm that the transaction is not adverse to the Company’s interest.  Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the Articles of Association, it also must be approved by the Audit Committee and then by the Board of Directors, and, under certain circumstances, by a meeting of the shareholders of the Company.  See “Item 6. Directors, Senior Management and Employees - C. Board Practices – Approval of Related Party Transactions under the Israeli Companies Law”.

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

C.          MATERIAL CONTRACTS

Convertible Loan to C.D-B.A Holdings (Designated) (2013) Ltd.

On November 28, 2013, the Company provided a convertible loan of NIS 65 million (approximately $18.7 million) to C.D-B.A Holdings (Designated) (2013) Ltd. ("C.D-B.A"), convertible at the election of the Company into shares of IDB Holdings Corporation ("IDBH") or IDB Development Company ("IDBD"), each traded on the Tel Aviv Stock Exchange, to be held by C.D-B.A. The convertible loan was provided to C.D-B.A, which to the best knowledge of the Company at the time of the loan was owned 70% indirectly by BSD and 30% by Mr. Nochi Dankner and his family members, in connection with a proposed reorganization plan for IDBH. IDBH, one of the largest holding companies in Israel, conducts many of its activities through its holdings in IDBD, its wholly owned subsidiary. The loan was due and payable the earlier of one year from the date of deposit or six months from the date of closing set according to the reorganization plan. The loan bore interest at the rate of 5% compounded annually from the date of deposit until the date of relevant repayment and was linked to CPI. The number of shares issuable upon conversion of the loan was to be determined based on the ratio between the principal amount of the loan and the amount of equity contributed by C.D-B.A in the context of debt arrangement of IDBH. On January 12, 2014, the Company received full repayment from C.D-B.A of the convertible loan. On January 14, 2014, the Company also received from C.D-B.A NIS 410,000 (approximately $105,426) in accumulated interest owed to the Company under the terms of the convertible loan agreement.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate of 24% for the 2011 tax year and 25% for the 2012 and 2013 tax years. Israeli companies are generally subject to capital gains tax at the corporate tax rate. Following an amendment to the Israeli Income Tax Ordinance which came into effect on January 1, 2012, scheduled gradual reduction of the corporate tax rate in future years was canceled, and the corporate tax rate was increased to 25%.  In July 30, 2013, the "Knesset" approved the third reading of the "Arrangements Law"("the Law") and on August 5, 2013 it was published in the registry. According to which the corporate tax for the year 2014 increased by 1.5% from 25% to 26.5%. As of December 31, 2014, deferred tax balances that are measured according to the corporate tax have been computed according the provisions of the Law.

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

Please note that an individual Israeli tax resident may be required to pay up to 48% on his yearly taxable income, subject to certain exceptions. In addition, as of January 1, 2013, an individual Israeli tax resident is required to pay an additional tax at the rate of 2% on his yearly taxable combined income from any source exceeding NIS 811 thousands.

Israeli companies are generally subject to the corporate tax rate (see above) on capital gains derived from the sale of shares listed on a stock market.

Different taxation rules may apply to shareholders who purchased the Shares prior to January 1, 2009 or prior to the listing on the Tel Aviv Stock Exchange or the Nasdaq Global Market. Such Shareholders should consult with their own tax advisors for the tax consequences upon sale.

In general, a partnership will be a transparent entity for tax purposes and the investors will be subject to tax with respect to their share in accordance with the tax rate applies individually.

In general, under the Israel Tax Ordinance, public institutions are exempt from tax.

Taxation of Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on the Tel Aviv Stock Exchange or a recognized stock exchange outside of Israel (including the New York Stock Exchange), provided that such shareholders did not acquire their shares prior to the issuer’s initial public offering  (in which case a partial exemption may be available) and that the gains were not derived from a permanent establishment maintained by such shareholders in Israel.  Shareholders that do not engage in activity in Israel generally should not be subject to such law. However, a non-Israeli corporation will not be entitled to the exemption from capital gains tax if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption would not be available to non-Israeli residents dealing in securities in Israel which would be subject to Israeli tax at the rates applicable to business income (at the corporate tax rate for a corporation (26.5% in 2014) and the marginal tax rate of up to 48% for an individual in 2014).

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

Taxation of Dividends Paid on Our Ordinary Shares

Taxation of Israeli Residents

The following Israeli tax consequences shall apply in the event of actual payment of any dividends on the Shares.

As of January 1, 2012, dividends, other than bonus shares (stock dividends), paid to Israeli resident individuals who purchased our Shares will generally be subject to income tax at a rate of 25% for individuals, or 30% if the dividend recipient is a Significant Shareholder (as defined above) at any time during the 12-month period preceding such distribution. Dividends paid to Israeli resident companies will not be included in their tax liability computation.

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

Taxation of Residents of the United States under the US Treaty

Residents of the United States generally will be subject to withholding tax in Israel on dividends paid, if any, on Shares. Generally, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (the “US Treaty”), the maximum rate of withholding tax on dividends paid to a holder of Shares who is a resident of the United States (as defined in the US Treaty) will be 25%. Under the US Treaty, the withholding tax rate on dividends will be reduced to 12.5% if (i) the shareholder is a U.S. resident corporation which holds during the portion of the taxable year which precedes the date of payment of the dividend, and during the whole of its prior taxable year, at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and (ii) not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year consists of certain types of interest or dividends.

The US Treaty exempts from taxation in Israel any capital gains realized on the sale, exchange or other disposition of Shares provided that the following cumulative conditions are met: (a) the seller is a resident of the United States for purposes of the US Treaty; (b) the seller owns, directly or indirectly, less than 10% of our voting stock at all times during the 12-month period preceding such sale, exchange or other disposition; (c) the seller, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (d) the capital gain from the sale was not generated through a permanent establishment of the seller in Israel.

Subject to the exemptions from capital gains prescribed in the Israeli Income Tax Ordinance (as described above), purchasers of Shares who are residents of the United States and who hold 10% or more of the outstanding ordinary shares at any time during such 12-month period will be subject to Israeli capital gains tax. However, under the US Treaty, residents of the United States (as defined in the US Treaty) generally would be permitted to claim a credit for this tax against US federal income tax imposed on the sale, exchange or other disposition, subject to the limitations in US laws applicable to the utilization of foreign tax credits generally.

The application of the US Treaty provisions to dividends and capital gains described above is conditioned upon the fact that such income is not effectively connected with a permanent establishment (as defined in the US Treaty) maintained by the non-Israeli resident in Israel.

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

•
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

Certain U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax in respect of “qualified dividend income”. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. holders meet certain minimum holding period requirements and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S. Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares, should constitute qualified dividend income for U.S. federal income tax purposes. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. holders. In computing foreign tax credit limitations, non-corporate U.S. Holders may take into account only a portion of a qualified dividend to reflect the reduced U.S. tax rate applicable to such dividend. Each individual U.S. holder of ordinary shares is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

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

Passive Foreign Investment Company Rules

A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if (i) at least 75% of its gross income consists of passive income, (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person) and gains on the disposition of certain minority interests or (ii) at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2014. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares, and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having the gains that are realized on the disposition of ordinary shares treated as ordinary income rather than capital gains and being subject to punitive interest charges with respect to certain dividends and gains and on the sale or other disposition of the ordinary shares. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above). In addition, if a US holder holds ordinary shares in any year in which we are treated as a PFIC, such US holder will be subject to additional tax form filing and reporting requirements.

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

The table below details the sensitivity analysis in respect to exposure relating to exchange rate risk:

	Gain (loss) from exchange rate change NIS(000)		Fair net NIS(000)	Gain (loss) from exchange rate change NIS(000)
Change in exchange rate USD	(10%) (4,458)	(5%) (2,229)	44,575	5% 2,229	10% 4,458
Change in exchange rate EURO	(10%) (428)	(5%) (214)	4,278	5% 214	10% 428

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

The table below details the sensitivity analysis in respect to exposure relating to investments in instruments with fix interest rates:

	Gain (loss) from interest change $(000)		Fair value $(000)	Gain (loss) from interest change $(000)
Change in Interest as % of interest rate	(10%)	(5%)		5%	10%
Increase\decrease in financial Income	162	81	10,895	(81)	(162)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended).  These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2014.  Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to meet these objectives.

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

Our management (with the participation of the CEO and CFO) assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In conducting its assessment of internal control over financial reporting, management used the criteria established in "Internal Control - Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2014 based on these criteria.

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

(d) Changes in Internal Control over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. -- PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for professional services and other services rendered by Brightman Almagor Zohar & Co. in Israel, a member of firm of Deloitte Touche Tomhatsu, to the Company in 2014 and 2013.

	NIS 2014	NIS 2013	USD 2014	USD 2013

Audit Fees (1)	310,000	310,000	79,712	79,712
Tax Fees (2)	-	-	-	-

TOTAL	310,000	310,000	79,712	79,712

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

ITEM 16E. -- PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Below is a list of purchases of the Company’s ordinary shares by affiliated purchasers during calendar year 2014 and from January 1, 2015 to April 27, 2015.  The following purchases were made by Willi-Food pursuant to a purchase program announced by Willi-Food on November 24, 2014.  Pursuant to the repurchase plan, Willi-Food reported that its board of directors had authorized the purchase of up to USD 5 million of the Company's ordinary shares, and that the price per ordinary share to be acquired would not exceed the Company's shareholders' equity per ordinary share.  Willi-Food has informed the Company that the timing and amount of share purchases will be determined by management of Willi-Food based on its evaluation of market conditions, the trading price of the Company's shares and other factors.  The purchase program may be increased, suspended or discontinued at any time.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
November 1, 2014 to November 30, 2014	39,300	$6.71	39,300$	4,736,299
December 1, 2014 to December 31, 2014	193,996	$7.36	193,996$	3,309,065

In addition to the purchase described above, on March 4, 2015 and March 11, 2015, respectively, Mr. Zwi Williger and Mr. Joseph Williger each exercised options to purchase 66,667 Ordinary Shares from the Company at $6.50 per share.  Pursuant to the Company Put Option, each sold 66,667 Ordinary Shares to BSD on March 24, 2015 for a price of $12 per share.  For further information regarding these purchases, see "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders – Change in Control".

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

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.  EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (10)
1.2	Articles of Association of the Company, as amended on March 20, 2014 (10)
2.1	Specimen of Certificate for ordinary shares (1)
4.1	Share Option Plan (1)
†4.2	Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated June 1, 1998 (2)
†4.3	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated August 1, 2005 (3)
†4.4	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated October 23, 2011 (4)
†4.5	Management Agreement between the Company and Zwi W. & Co. Ltd., dated June 1, 1998 (2)
†4.6	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated August 1, 2005 (3)
†4.7	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated October 23, 2011 (4)
†4.8	Services Agreement between the Company and Willi-Food, dated April 1, 1997 (2)
†4.9	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (3)
†4.10	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (3)
4.11	Relationship Agreement between the Company, Gold Frost, Willi-Food, Zwi Williger and Joseph Williger dated February 28, 2006 (3)
4.12	Placing Agreement between the Company, Gold Frost, certain officers of Gold Frost and Corporate Synergy dated March 2, 2006 (3)
4.13	Lock In Agreement, between the Company, Gold Frost, Corporate Synergy and certain officers of Gold Frost, dated March 2, 2006 (3)
4.14	Securities Purchase Agreement, dated as of October 25, 2006, among the Company and the investors identified on the signature pages thereto. (5)
4.15	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (5)
4.16	Asset Purchase Agreement, dated as of January 19, 2007, by and among the Company, WF Kosher Food Distributors, Ltd., Laish Israeli Food Products Ltd. and Arie Steiner.(6)
†4.17	Agreement, dated January 2, 2008, between the Company and Mr. Jacob Ginsberg, Mr. Amiram Guy and Shamir Salads (2006) Ltd. (7)
†4.18	Sale Agreement, dated July 24, 2012, between the Company and Willi-Food Investments Ltd. (8)
4.19	2013 Option Plan (9)
†4.20	Convertible Loan Agreement between the Company and C.D-B.A Holdings (Designated) (2013) Ltd., dated November 27, 2013 (10)
†4.21	Warrant between the Company and Zwi Williger, dated January 21, 2014 (10)

†4.22	Warrant between the Company and Joseph Williger, dated January 21, 2014 (10)
8.1	Subsidiaries of the Company (*)
12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
15.(a).1	Consent of Independent Registered Public Accounting Firm (*)

†	English translations from Hebrew original.

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.
(5)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.
(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.
(7)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
(8)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.
(9)	Incorporated by reference to the Company’s Form 6-K filed October 31, 2013.
(10)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.
(*)	Filed Herewith

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
G. Willi-Food International Ltd.

We have audited the accompanying consolidated statements of financial position of G. Willi-Food International Ltd. ("the Company") and its subsidiaries as of December 31, 2014 and 2013 and the related consolidated Statements of Income, comprehensive Income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated statements of financial position of the Company and its subsidiaries as of December 31, 2014 and 2013 and the consolidated Statements of Income, comprehensive Income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tomhatsu Limited

Tel-Aviv, Israel
April 30, 2015

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		December 31,
	Note	2 0 1 4	2 0 1 3	2 0 1 4 (*)
		NIS	NIS	US Dollars
Assets

Current assets
Cash and cash equivalents	4a	82,902	36,197	21,317
Financial assets at fair value through profit or loss	4b	122,733	112,864	31,559
Short term deposit		19,445	-	5,000
Trade receivables	4c	86,690	82,932	22,291
Other receivables and prepaid expenses	4d	3,700	2,694	951
Inventories	4e	48,586	54,001	12,493
Current tax assets		1,372	-	353
Loan carried at fair value through profit or loss	20i	-	65,300	-
Total current assets		365,428	353,988	93,964

Non-current assets
Property, plant and equipment		73,826	66,663	18,984
Less -accumulated depreciation		28,579	25,689	7,349
	6	45,247	40,974	11,635

Prepaid expenses		133	50	34
Goodwill	7	36	36	9
Deferred taxes	12c	505	-	130
Total non-current assets		45,921	41,060	11,808

Total assets		411,349	395,048	105,772

(*)	Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)
(Cont.)

		December 31,
	Note	2 0 1 4	2 0 1 3	2 0 1 4 (*)
		NIS	NIS	US Dollars
Equity and liabilities

Current liabilities
Short-term bank debt	9	-	18	-
Trade payables	8a	15,518	20,245	3,990
Employees Benefits	11b	2,120	1,880	545
Current tax liabilities		-	637	-
Other payables and accrued expenses	8b	7,010	5,282	1,803
Total current liabilities		24,648	28,062	6,338

Non-current liabilities
Deferred taxes	12c	-	499	-
Retirement benefit obligation	11b	635	644	163
Total non-current liabilities		635	1,143	163

Shareholders' equity	14
Share capital		1,407	1,407	362
Additional paid in capital		121,430	119,281	31,223
Capital fund		247	247	64
Foreign currency translation reserve		-	786	-
Retained earnings		263,039	244,185	67,637
Capital Fund measurement of the net liability in respect of defined benefit		(57)	(63)	(15)
Equity attributable to owners of the Company		386,066	365,843	99,271

Total equity and liabilities		411,349	395,048	105,772

(*)	Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

The financial statements were approved by the board of directors of the company on April 30, 2015.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(NIS in thousands)

		Year ended December 31,
	Note	2 0 1 4	2 0 1 3	2 0 1 2	2 0 1 4 (*)
		NIS	NIS	NIS	US Dollars

Revenue	16a	328,741	336,032	286,509	84,531
Cost of sales	16b	249,136	252,355	217,468	64,062
Gross profit		79,605	83,677	69,041	20,469

Operating costs and expenses
Selling expenses	16c	39,696	35,130	28,915	10,207
General and administrative expenses	16d	19,231	19,408	16,715	4,945
Other Income	17	(2,943)	(54)	(46)	(757)
		55,984	54,484	45,584	14,395

Operating profit		23,621	29,193	23,457	6,074

Finance Income	18a	2,794	13,008	8,716	718
Finance expense	18b	375	876	410	96
Finance Income, net		2,419	12,132	8,306	622

Profit before taxes on Income		26,040	41,325	31,763	6,696
Taxes on Income	12a	(7,186)	(9,517)	(7,757)	(1,848)

Net Income		18,854	31,808	24,006	4,848

Earnings per share:
Basic earnings per share		1.45	2.45	1.85	0.37

Diluted earnings per share		1.45	2.45	1.85	0.37

Shares used in computation of basic EPS		12,974,245	12,974,245	12,977,481	12,974,245

Shares used in computation of diluted EPS		12,974,245	12,974,245	12,977,481	12,974,245

(*)	Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2	2 0 1 4 (*)
	NIS	NIS	NIS	US Dollars

Net Income	18,854	31,808	24,006	4,848

Other comprehensive Income (Expenses)

measurement of the net liability in respect of defined benefit	6	(63)	-	2
Translation differences for foreign operations	(786)	147	52	(202)

Other comprehensive Income for the year	(780)	84	52	(200)

Total comprehensive Income for the year	18,074	31,892	24,058	4,648

(*)	Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Additional paid in capital	measurement of the net liability in respect of defined benefit	Capital fund	Foreign currency translation reserve	Treasury shares	Retained earnings	Total shareholders' equity

Balance - January 1, 2012	1,444	129,809	-	247	587	(10,141)	188,371	310,317
Profit for the year	-	-	-	-	-	-	24,006	24,006
Currency translation differences	-	-	-	-	52	-	-	52

Total comprehensive Income for the year	-	-	-	-	52	-	24,006	24,058
employee benefit	-	88	-	-	-	-	-	88
Investment in treasury stocks	-	-	-	-	-	(702)	-	(702)

Balance - December 31, 2012	1,444	129,897	-	247	639	(10,843)	212,377	333,761
Profit for the year	-	-	-	-	-	-	31,808	31,808
Currency translation differences	-	-	-	-	147	-	-	147
measurement of the net liability in respect of defined benefit	-	-	(63)	-	-	-	-	(63)

Total comprehensive Income for the year	-	-	(63)	-	147	-	31,808	31,892
employee benefit	-	190	-	-	-	-	-	190
Investment in treasury stocks	(37)	(10,806)	-	-	-	10,843	-	-

Balance - December 31, 2013	1,407	119,281	(63)	247	786	-	244,185	365,843
Profit for the year	-	-	-	-	-	-	18,854	18,854
Currency translation differences	-	-	-	-	(786)	-	-	(786)
measurement of the net liability in respect of defined benefit	-	-	6	-	-	-	-	6

Total comprehensive Income for the year	-	-	6	-	(786)	-	18,854	18,074
employee benefit	-	2,149	-	-	-	-	-	2,149

Balance - December 31, 2014	1,407	121,430	(57)	247	-	-	263,039	386,066

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2	2 0 1 4 (*)
	NIS	NIS	NIS	US Dollars

Cash flows - operating activities
Profit from continuing operations	18,854	31,808	24,006	4,848
Adjustments to reconcile net profit to net cash from continuing operating activities (Appendix A)	799	(28,078)	(31,127)	205

Net cash from continuing operating activities	19,653	3,730	(7,121)	5,053

Cash flows - investing activities
Acquisition of property plant and equipment	(8,077)	(6,077)	(1,628)	(2,077)
Proceeds from sale of property plant and Equipment	969	29	269	249
Additions to long term other receivables	-	(445)	-	-
Proceeds from (used in) purchase of marketable securities, net	(11,777)	56,309	8,654	(3,028)
Proceeds from (used in) purchase of loan carried at fair value through profit or loss	65,400	(65,000)	-	16,817
Proceeds used in purchase of Short term deposit	(19,445)	-	-	(5,000)

Net cash from (used in) continuing investing activities	27,070	(15,184)	7,295	6,961
Net cash from discontinued investing activities	-	-	13,500	-

Cash flows - financing activities
Investment used in treasury stocks	-	-	(702)	-
Short-term bank debt	(18)	(9,912)	9,930	(5)

Net cash from (used in) continuing financing activities	(18)	(9,912)	9,228	(5)

Increase (decrease) in cash and cash equivalents	46,705	(21,366)	22,902	12,009
Cash and cash equivalents at the beginning of the financial year	36,197	57,563	34,661	9,308
Cash and cash equivalents of the end of the financial year	82,902	36,197	57,563	21,317

(*)	Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

		Year ended December 31,
		2 0 1 4	2 0 1 3	2 0 1 2	2 0 1 4 (*)
		NIS	NIS	NIS	US Dollars
Cash flows from operating activities

A.	Adjustments to reconcile net profit to net cash from operating activities

	Decrease (Increase) in deferred income taxes	(1,004)	519	913	(258)
	Unrealized loss (gain) on marketable securities	1,910	(10,363)	(4,034)	491
	Depreciation and amortization	3,634	4,459	3,134	934
	Capital gain on disposal of property plant and equipment	(188)	(29)	(89)	(48)
	Employees benefit, net		-	63
	Stock based compensation reserve	2,124	190	88	547
	Unrealized Gain of loan carried at fair value through profit or loss	(100)	(300)	-	(26)
	Net foreign exchange gain	(786)	-	-	(202)

	Changes in assets and liabilities:
	Increase in trade receivables and other receivables	(6,219)	(9,046)	(16,613)	(1,600)
	Decrease (Increase) in inventories	5,415	(4,731)	(16,657)	1,392
	Increase (Decrease) in trade and other payables, and other current liabilities	(3,987)	(8,777)	2,068	(1,025)

		799	(28,078)	(31,127)	205

B.	Significant non-cash transactions:

	Purchase of property, plant and equipment	611	-	(2,500)	157

	Sale of property, plant and equipment for credit	-	-	759	-

	Supplemental cash flow information:

	Interest paid	-	-	24	-

	Income tax paid	9,831	8,731	5,139	2,528

(*)	Convenience Translation into US Dollars.

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

B.	Definitions:

The Company	-	G. WILLI-FOOD INTERNATIONAL LTD.

The Group	-	The Company and its Subsidiaries, a list of which is presented in Note 5.

Subsidiaries	-	Companies that are controlled by the Company (as defined in IAS 27) and whose accounts are consolidated with those of the Company.

Related Parties	-	As defined in IAS 24.

Interested Parties	-	As defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

Controlling Shareholder	-	As defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

NIS	-	New Israeli Shekel.

CPI	-	The Israeli consumer price index.

US Dollars or $	-	The U.S. dollar.

Euro	-	The United European currency.

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying international accounting standards (IFRS):

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A.	Applying international accounting standards (IFRS): (Cont.)

Statement of compliance (Cont.)

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

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements are presented in the New Israeli Shekel ("NIS"), which is the functional currency of the Company and the presentation currency for the consolidated financial statements. As for exchange rates and changes in them during the presented periods, see note 2u(2).

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

The balance sheet as of December 31, 2014 and statement of Income, statement of other comprehensive Income and statement of cash flows for the year then ended have been translated into US Dollar using the representative exchange rate as of that date (US Dollar 1.0 = NIS 3.889). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements and in their accompanying notes should not be construed as representing amounts receivable or payable in US Dollars or convertible into US Dollars but only a convenience translation of reported NIS amounts into US Dollars, unless otherwise indicated. The convenience translation supplementary financial data is unaudited and is not presented in accordance with IFRSs.

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

The amendments to IAS 19 clarify how an entity should account for contributions made by employees or third parties to defined benefit plans, based on whether those contributions are dependent on the number of years of service provided by the employee.

For contributions that are independent of the number of years of service, the entity may either recognise the contributions as a reduction in the service cost in the period in which the related service is rendered, or to attribute them to the employees’ periods of service using the projected unit credit method; whereas for contributions that are dependent on the number of years of service, the entity is required to attribute them to the employees’ periods of service.

The directors of the Company do not anticipate that the application of these amendments to IAS 19 will have a significant impact on the Group's consolidated financial statements.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.	Earnings (loss) per share (Cont):

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

(2)	Following are the changes in the representative exchange rate of the US dollars vis-a-vis the NIS and in the Israeli CPI:

	Representative exchange rate	Representative exchange rate	CPI “in
	of the Euro	of the dollar	respect of”
	(NIS per €1)	(NIS per $1)	(in points)
As of:
December 31, 2014	4.72	3.89	113.96
December 31, 2013	4.78	3.47	114.18
December 31, 2012	4.92	3.73	112.15

Increase (decrease) during the:	%	%	%
Year ended:
December 31, 2014	(1.26)	(12.10)	(0.19)
December 31, 2013	(2.85)	(6.97)	1.81
December 31, 2012	(0.40)	(2.36)	1.64

V.	Adoption of new and revised Standards and interpretations:

Amendments to IFRSs and the new Interpretation that are mandatorily effective for the current year:

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realisation and settlement’.

The amendments have been applied retrospectively. The Company has assessed whether certain of its financial assets and financial liabilities qualify for offset based on the criteria set out in the amendments and concluded that the application of the amendments has had no impact on the amounts recognised in the Group's consolidated financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Adoption of new and revised Standards and interpretations (Cont.):

Amendments to IFRSs and the new Interpretation that are mandatorily effective for the current year (Cont.):

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash-generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements applicable to when the recoverable amount of an asset or a CGU is measured at fair value less costs of disposal. These new disclosures include the fair value hierarchy, key assumptions and valuation techniques used which are in line with the disclosure required by IFRS 13 Fair Value Measurements.

The application of these amendments has had no material impact on the disclosures in the Group's consolidated financial statements.

The amendments to IFRS 3

The amendments to IFRS 3 clarify that contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognised in profit and loss. The amendments to IFRS 3 are effective for business combinations for which the acquisition date is on or after 1 July 2014.

New and revised Standards and Interpretations in issue but not yet effective, were not early adopted by the Group and are expected to affect or could affect future periods:

IFRS 9, "Financial Instruments":

In July 2014, the IASB issued the final and complete version of IFRS 9, "Financial Instruments" ("IFRS 9"), which replaces IAS 39, " Financial Instruments: Recognition and Measurement". IFRS 9 mainly focuses on the classification and measurement of financial assets and it applies to all assets in the scope of IAS 39.

According to IFRS 9, all financial assets are measured at fair value upon initial recognition. In subsequent periods, debt instruments are measured at amortised cost only if both of the following conditions are met:

-	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent measurement of all other debt instruments and financial assets should be at fair value. IFRS 9 establishes a distinction between debt instruments to be measured at fair value through profit or loss and debt instruments to be measured at fair value through other comprehensive income.

Financial assets that are equity instruments should be measured in subsequent periods at fair value and the changes recognised in profit or loss or in other comprehensive (loss) income, in accordance with the election by the Company on an instrument-by-instrument basis. If equity instruments are held for trading, they should be measured at fair value through profit or loss.

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

New and revised Standards and Interpretations in issue but not yet effective, were not early adopted by the Group and are expected to affect or could affect future periods:

IFRS 9, "Financial Instruments": (Cont.)

According to IFRS 9, the provisions of IAS 39 will continue to apply to derecognition and to financial liabilities for which the fair value option has not been elected.

According to IFRS 9, changes in fair values of financial liabilities which are attributable to the change in credit risk should be presented in other comprehensive income. All other changes in fair value should be presented in profit or loss.

IFRS 9 also prescribes new hedge accounting requirements.

IFRS 9 is to be applied for annual periods beginning on January 1, 2018. Early adoption is permitted.

The Company is evaluating the possible impact of IFRS 9 but is presently unable to assess its effect, if any, on the financial statements.

IFRS 15, "Revenue from Contracts with Customers":

In May 2014, the IASB issued IFRS 15 ("IFRS 15").

IFRS 15 replaces IAS 18, "Revenue", IAS 11, "Construction Contracts", IFRIC 13, "Customer Loyalty Programs", IFRIC 15, "Agreements for the Construction of Real Estate", IFRIC 18, "Transfers of Assets from Customers" and SIC-31, "Revenue - Barter Transactions Involving Advertising Services".

The IFRS 15 introduces a five-step model that will apply to revenue earned from contracts with customers:

Step 1: Identify the contract with a customer, including reference to contract combination and accounting for contract modifications.

Step 2: Identify the separate performance obligations in the contract

Step 3: Determine the transaction price, including reference to variable consideration, financing components that are significant to the contract, non-cash consideration and any consideration payable to the customer.

Step 4: Allocate the transaction price to the separate performance obligations on a relative Stand-alone selling price basis using observable information, if it is available, or using estimates and assessments.

Step 5: Recognise revenue when the entity satisfies a performance obligation over time or at a point in time.

IFRS 15 is to be applied retrospectively for annual periods beginning on or after January 1, 2017. Early adoption is permitted. IFRS 15 allows an entity to choose to apply a modified retrospective approach, according to which IFRS 15 will only be applied in the current period presented to existing contracts at the date of initial application. No restatement of the comparative periods will be required as long as the disclosures regarding prior periods required by IFRS 15 are included.

The Company is evaluating the possible impact of IFRS 15 but is presently unable to assess its effect, if any, on the financial statements.

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

New and revised Standards and Interpretations in issue but not yet effective, were not early adopted by the Group and are expected to affect or could affect future periods:

Amendments to IAS 16 and IAS 38 regarding acceptable methods of depreciation and amortisation:

In May 2014, the IASB issued Amendments to IAS 16 and IAS 38 (the "Amendments") regarding the use of a depreciation and amortisation method based on revenue. According to the Amendments, a revenue-based method is not considered to be an appropriate manifestation of consumption since revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset.

As for intangible assets, the revenue-based amortisation method can only be applied under certain circumstances such as when it can be demonstrated that revenue and the consumption of economic benefits of the intangible asset are highly correlated.

The Amendments will be applied prospectively in the financial statements for annual periods beginning on or after January 1, 2016. Earlier application is permitted.
The Company believes the effect on the financial statements of the adoption of the Amendments will be immaterial.

IFRS 8 operating segments (Disclosures about aggregation of operating segments)

The amendments to IFRS 8 (i) require an entity to disclose the judgements made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ‘similar economic characteristics’; and (ii) clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker. These amendments are effective for annual periods beginning on or after 1 July 2014.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 3	-	SIGNIFICANT ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESTIMATION

A.	General

In the application of the Group's accounting policies, which are described in Note 2 above, the Group management is required, in certain cases, to make broad accounting judgments regarding estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on past experience and other factors that are considered to be relevant. Actual results could differ from these estimates.

Management reviews the estimates and underlying assumptions on an ongoing basis. Changes in accounting estimates are only recognized in the period in which the estimate is changed if the change affects only that period or in the period of change and future periods if the change affects both current and future periods.

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

•
Revenue recognition - the Group has recognized in revenues amounted to NIS 328,741 thousands in the year ended December 31, 2014 (NIS 336,032 thousands in the year ended December 31, 2013) for selling food products. The Group has given the certain buyers a right to return the product. As a result, the Group recognized revenues from these sales with a corresponding provision for returns. Any 1% upward or downward change in the Group's estimation will increase\decrease the Group's revenues in the amount of NIS  3,287 thousands (NIS 3,360 thousands in the year ended December 31, 2013).

•
Useful lives of property, plant and equipment - the Group reviews the estimated useful life of items of property, plant and equipment at the end of each reporting period. During the current year, there were no changes in the estimates of the useful life of items of property, plant and equipment.

•
Deferred taxes - the Group recognizes deferred tax assets for all of the deductible temporary differences up to the amount as to which it is anticipated that there will be taxable Income against which the temporary difference will be deductible. During each period, for purposes of calculation of the utilizable temporary difference, management uses estimates and approximations as a basis which it evaluates each period.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 3	-	SIGNIFICANT ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESTIMATION (Cont.)

B.	Significant judgments in applying accounting policies

•
Employee benefits - The present value of the Group's liability for retirement and pension plan to its employees is based on a large number of inputs, which are determined on the basis of an actuarial valuation, while using a large number of assumptions, including discount rate. Changes in the actuarial assumptions may affect the carrying amount of the Group's liabilities for retirement and pension payments. The Group estimates the discount rate once a year, based on the discount rate of highly rated corporate bonds with similar terms and similar conditions. Other key assumptions are determined based on market conditions and the Group's past experience. For additional information about the assumptions used by the Group, see Note 11.

NOTE 4	-	CURRENT ASSETS

A.	Cash and cash equivalents - composition:

	December 31,
	2 0 1 4	2 0 1 3	2 0 1 4
	NIS	NIS	US Dollars

Cash in bank	27,949	9,821	7,187
Short-term bank deposits	54,953	26,376	14,130
	82,902	36,197	21,317

B.	Financial assets at fair value through profit or loss:

	December 31,
	2 0 1 4	2 0 1 3	2 0 1 4
	NIS	NIS	US Dollars
Financial assets carried at fair value through profit or loss (FVTPL):
Shares	6,532	31,454	1,680
Governmental loan and other bonds	48,501	76,300	12,471
Certificate of participation in mutual fund	67,700	3,598	17,408
Derivatives not designated as hedges	-	1,512	-
	122,733	112,864	31,559

C.	Trade receivables:

(1)	Composition

	December 31,
	2 0 1 4	2 0 1 3	2 0 1 4
	NIS	NIS	US Dollars

Trade receivables	86,735	83,274	22,303
Less - allowance for doubtful debts	45	342	12
	86,690	82,932	22,291

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4	- CURRENT ASSETS (Cont.)

C.	Trade receivables (Cont):

(1)	Composition (Cont):

The average credit period on sales of goods is 86 days. Allowance for doubtful debts is based upon factors surrounding the credit risk of specific customers and other information which our management believes adequately covers all anticipated losses in respect of trade receivables.

Before accepting any new customer, the Group assesses the potential customer's credit quality and defines credit limits by customer. Credit limits are examined periodically based on the Company's collection experience with each customer and additional external information. 99% of the Company's customers complied with their credit limits.

Of the trade receivables balance at the end of the year, NIS 12,576 thousand (2013: NIS 18,226 and 10,194) are due from significant customer. There are no other customers who represent more than 10% of the total balance of trade receivables.

(2)	Movement in the allowance for doubtful debts

	December 31,
	2 0 1 4	2 0 1 3	2 0 1 4
	NIS	NIS	US Dollars

Balance at beginning of the year	342	94	88
Change in allowance doubtful debts	18	(92)	5
Bad and doubtful debts	(315)	340	(81)
Balance at end of the year	45	342	12

D.	Other receivables and prepaid expenses

	December 31,
	2 0 1 4	2 0 1 3	2 0 1 4
	NIS	NIS	US Dollars

Prepaid expenses	346	887	88
Income receivables	475	498	122
Advances to suppliers	1,298	687	334
Government authorities	788	-	203
Interested and related parties	197	300	51
Others	596	322	153
	3,700	2,694	951

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4	-	CURRENT ASSETS (Cont.)

E.	Inventories

	December 31,
	2 0 1 4	2 0 1 3	2 0 1 4
	NIS	NIS	US Dollars

Finished products	43,639	43,730	11,221
Merchandise in transit	4,947	10,271	1,272
	48,586	54,001	12,493

The inventories are presented net of impairment provision.

NOTE 5	-	INVESTMENTS IN SUBSIDIARIES

The consolidated financial statements include the financial statements of the following Subsidiaries:

Subsidiary	Location	Jurisdiction of Organization	Company's Ownership Interest
			December 31,
			2 0 1 4	2 0 1 3

Gold Frost Ltd. ("Goldfrost")	Israel	Israel	100.00%	100.00%
WF Kosher Food Distributors Ltd. ("WF") - non active	USA	USA	-	100.00%
W.F.D. Ltd.	Israel	Israel	100.00%	100.00%
B.H.W.F.I Ltd. ("BHWFI")	Israel	Israel	100.00%	100.00%

Scope of investment in investee (*)	December 31,
	2 0 1 4	2 0 1 3	2 0 1 4
	NIS	NIS	US Dollars

Goldfrost	153,246	140,437	39,405
WF - non active	-	(1,872)	-
BHWFI	19,446	-	5,000
W.F.D. Ltd.	75	72	19
	172,767	138,637	44,424

(*)
The scope of the direct investment in investee is computed in a net amount based on the consolidated financial statements attributable to the equity holders of the parent, of total assets less total liabilities which present in the Company's consolidated financial statements financial information about the investee, including goodwill.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 6	-	PROPERTY PLANT AND EQUIPMENT

		Machinery		Computers
	Land and	and	Motor	and	Office
	Building	equipment	Vehicles	equipment	Furniture	Total
Consolidated Cost:
Balance -January 1, 2013	46,436	1,407	10,358	3,650	1,171	63,022
Changes during 2013:
Additions	210	1,855	1,597	146	44	3,852
Dispositions	-	-	(211)	-	-	(211)

Balance - December 31, 2013	46,646	3,262	11,744	3,796	1,215	66,663
Changes during 2014:
Additions	6,662	185	1,557	210	74	8,688
Dispositions	(225)	-	(1,300)	-	-	(1,525)

Balance - December 31, 2014	53,083	3,447	12,001	4,006	1,289	73,826

Accumulated depreciation:
Balance - January 1, 2013	10,019	913	6,555	3,157	750	21,394
Changes during 2013:
Additions	1,827	253	2,267	78	34	4,459
Dispositions	-	-	(164)	-	-	(164)
Balance - December 31, 2013	11,846	1,166	8,658	3,235	784	25,689
Changes during 2014:
Additions	1,810	328	1,396	88	12	3,634
Dispositions	(3)	-	(741)	-	-	(744)
Balance - December 31, 2014	13,653	1,494	9,313	3,323	796	28,579

Net book value:
December 31, 2014	39,430	1,953	2,688	683	493	45,247

December 31, 2013	34,800	2,096	3,086	561	431	40,974

Net book value (Dollars in thousands):
December 31, 2014	10,139	502	691	176	127	11,635

December 31, 2013	8,948	539	794	144	111	10,536

NOTE 7	-	GOODWILL

Annual test for impairment

By the end of the year 2014 the amount of goodwill was NIS 36 thousands, based on the materiality estimate, the Group determined that no test for impairment of goodwill was necessary.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 8	-	DETAILS OF CURRENT LIABILITIES

A.	Trade payables

	December 31,
	2 0 1 4	2 0 1 3	2 0 1 4
	NIS	NIS	US Dollars

Open accounts	13,500	18,668	3,471
Checks payables	2,018	1,577	519
	15,518	20,245	3,990

The average credit period on purchases of certain goods is approximately 30 days.

B.	Other payables and accrued expenses

	December 31,
	2 0 1 4	2 0 1 3	2 0 1 4
	NIS	NIS	US Dollars

Government authorities	1,290	608	332
Customer advances	1,329	657	342
Related parties (see note 23)	3,068	1,931	789
Accrued expenses	1,323	2,025	340
Other	-	61	-
	7,010	5,282	1,803

NOTE 9	-	SHORT TERM BANK DEBT

Loans and other credits Comprised as follows in NIS:

	Interest rate	Liabilities
	As of	Current		Non-current		Total
	December 31	As of December 31,
	2 0 1 4	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3
annual
%
Banks debt:
Euro	L+1.85	-	18	-	-	-	18

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 10	-	PROVISIONS

In October 2013, the Company filed a claim with the Rishon Le'Zion Magistrate Court against the Israel Customs and VAT Department in the framework of which it demanded that the Court nullify the charge issued to the Company by the Central Customs House, which argued that, for customs purposes, the Company did not include various costs that it had incurred in order to receive Kosher certification for the food products that it had imported over a seven-year period, thereby underpaying customs duties (in this paragraph, the "Charge Notice"). The Charge Notice requires the payment of total customs duties of approximately NIS 150 thousand (US Dollars 39 thousand). According to the estimate of legal advisers to the Company, there is a small likelihood of cancelling the notice and therefore partial provision was made in the financial statements in respect of the Charge Notice.

NOTE 11	-	EMPLOYEE BENEFITS

A.	Defined benefit plans - General

According to labor laws and the Severance Pay Law in Israel, the Group is required to pay compensation to an employee upon dismissal or retirement (including employees who quit their job under other specific circumstances). The computation of the employee benefit liability is made according to the current employment contract based on the employee's latest salary which, in the opinion of management, establishes the entitlement to receive the compensation and considering the employment term.

The Group accounts for that part of the payment of compensation that is not covered by contributions in defined contribution plans, as a defined benefit plan for which an employee benefit liability is recognized and for which the Group deposits amounts in qualifying insurance policies.

The plan assets, once funded, are outside of the Company's management, which does not make any decisions regarding the composition of the assets nor the allocations to any investment alternatives. The present value of the defined benefit obligation and the related current service cost and past service cost were measured at present value (without deducting plan assets) of future payments expected to settle the obligation in consideration of employee's past and current services.

The current value of the Group's post-employment benefits obligation is based on an actuarial estimation. The actuarial estimation was performed by Mrs. Orit Nir, actuarial, member of Israel Association of Actuaries.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11	-	EMPLOYEE BENEFITS (Cont.)

B.	Composition:

	December 31,
	2 0 1 4	2 0 1 3	2 0 1 4
	NIS	NIS	US Dollars
Post Employment Benefits:
Benefits to retirees	635	644	163

Short term employee benefits:
Accrued payroll and related expenses	1,566	1,482	403
Short term absence compensation	554	398	142
	2,120	1,880	545

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2 0 1 4	2 0 1 3
	%	%
Discount rate	3.25	3.6
Expected return on the plan assets	1.5-3.5	2.5-4.5
Rate of increase in compensation	4	4

Expected rate of termination:
0-1 years	35	35
1-2 years	30	30
2-3 years	20	20
3-4 years	10	10
4-5 years	10	10
5 years and more	7.5	7.5

Assumptions regarding future mortality rates are based on mortality tables published and approved by the Ministry of Finance and updated as of December 31, 2001. The mortality rate of an active beneficiary at retirement age (67 for men, 64 for women), is 0.6433% for men and 0.3574% for women.

Provisions of IAS 19 provide that the interest rate of the assets and liabilities should reflect the risk-free interest rate. The interest will be based on highly rated corporate bonds with similar terms and similar conditions. Until November 2014 in the absence of quality information and data on such bonds, assumptions regarding the interest rate was taken from "index-linked" government bonds long-term (CPI-linked/shekel) government bonds or long-term bonds. Following the decision of the Israel securities authority, that there is a deep market in corporate bonds, and according to the publication's staff No. 21-1, starting from the day 31 of December 2014 the interest discount will base on a high-quality corporate bonds. The use of high-quality curve as above provided by companies quoting that specialize in this area. Nominal interest capitalization highly rated corporate bonds as mentioned above as of December 31, 2014 is 3.25% per year.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11	-	EMPLOYEE BENEFITS (Cont.)

B.	Composition: (Cont.)

Amounts recognized in profit or loss in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 4
	NIS	NIS	US Dollars

Current service cost	756	681	194
Interest cost	115	107	30
Expected return on the plan assets	(103)	(97)	(26)
Employer contribution	(803)	(660)	(206)
Interest losses on severance payment allocated to remuneration benefits	12	12	3
Actuarial losses (gains) recognized in the year	107	-	28
Actuarial gains arising from experience adjustments (see Note 2v)	(256)	(55)	(66)
Actuarial losses arising from changes in financial assumptions (see Note 2v)	240	159	60
Benefit paid during the year	(74)	(84)	(19)
	(6)	63	(2)

C.	Defined benefit plans:

Movements in the present value of the defined benefit obligation in the current period were as follows:

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 4
	NIS	NIS	US Dollars

Opening defined benefit obligation	3,395	2,929	873
Current service cost	756	681	194
Interest cost	115	107	30
Actuarial gains	107	-	28
Actuarial losses arising from experience adjustments (see Note 2v)	126	25	32
Actuarial gains arising from changes in financial assumptions (see Note 2v)	(259)	(56)	(67)
Benefits paid	(440)	(291)	(113)
Closing defined benefit obligation	3,800	3,395	977

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11	-	EMPLOYEE BENEFITS (Cont.)

C.	Defined benefit plans: (Cont.)

Movements in the fair value of the defined benefit assets in the current period were as follows:

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 4
	NIS	NIS	US Dollars

Opening defined benefit assets	2,751	2,348	707
Expected return on the plan assets	103	97	26
Changes in financial assumptions	(114)	(135)	(29)
Employer contribution	803	660	207
Benefits paid	(366)	(207)	(94)
Interest losses on severance payment allocated to remuneration benefits	(12)	(12)	(3)
Closing defined benefit assets	3,165	2,751	814

Adaption of the current value of defined benefit plan liability and the fair value of the plan's assets to the assets and liabilities recognized in the Balance Sheets:

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 4
	NIS	NIS	US Dollars

Present value of funded liability	3,800	3,395	977
Fair value of plan assets - accumulated deposit in executive insurance	3,165	2,751	814
Net liability deriving from defined benefit obligation	635	644	163

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11	-	EMPLOYEE BENEFITS (Cont.)

C.	Defined benefit plans: (Cont.)

Actual return on the plan's assets and compensation rights:

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 4
	NIS	NIS	US Dollars

Actual return on plan's assets	103	97	26

Sensitivity analyzes principal actuarial assumptions:

The sensitivity analyzes below have been determined based on reasonably possible changes in actuarial assumptions at the end of the reporting period. Sensitivity analysis does not account for any existing interdependence between assumptions:

If the discount rate was increased (decreased) by 0.5%, the defined benefit obligation would have increased / decreased by NIS 180 thousand (Us Dollars 46 thousand).

If the rate hikes expected salaries would have increased (small) by 0.5%, the defined benefit obligation would have increased / decreased by NIS 123 thousand (Us Dollars 32 thousand).

D.	Short term employee benefits

(1)	Paid Annual Leave

In accordance with the Annual Leave Law, 1951, Company employees are entitled to several leave days per each working year. According to the above law (and addendums determined in personal contracts between the Company and several employees), the leave days due to an employee during the year is established based on the number of years of employment of that employee.

The employee may use leave days based on the employee's needs and with the Company's consent and to accumulate the remaining unused leave days based on the employee's personal employment contract. Employee who ceases employment before using the balance of leave days is entitled to payment for the above balance of leave days.

The balance of the Group's leave fund is in accordance with the leave entitlement of each individual employee, according to the personal contract with the company to which the employee belongs and based on the employee's salary. The balance of the Group's leave fund as of December 31, 2014 is NIS 411 thousand (2013 - NIS 305 thousand; as of December 31, 2013).

(2)	Paid Sick Leave

In accordance with the Sick Pay Law, 1976, the Company's employees are entitled to 18 sick days per year (1.5 sick days per month). Sick days may be used only with a medical confirmation of an employee's illness. Employee who ceases employment before using the sick days due to the employee is not entitled to payment for the above balance of sick days and, therefore, such provision is not recorded in the Company's books.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 12	-	INCOME TAXES

A.	Composition

	Year ended December 31
	2 0 1 4	2 0 1 3	2 0 1 2	2 0 1 4
	NIS	NIS	NIS	US Dollars
Current taxes:
Current taxes	8,154	8,459	7,095	2,097
Taxes in respect of prior years	36	539	(251)	9
	8,190	8,998	6,844	2,106

Deferred taxes:
Deferred taxes from continued operations	(1,004)	519	913	(258)
	7,186	9,517	7,757	1,848

B.	Reconciliation of the statutory tax rate to the effective tax rate

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2	2 0 1 4
	NIS	NIS	NIS	US Dollars

Income before Income taxes	26,040	41,325	31,763	6,696
Statutory tax rate	26.5%	25%	25%	26.5%
Tax computed by statutory tax rate	6,901	10,331	7,941	1,774

Tax increments (savings) due to:
Non-deductible expenses	63	166	55	16
Tax exempt Income	(73)	(224)	(47)	(19)
Temporary differences for which deferred taxes were not provided	(43)	(1,341)	(116)	(11)
Differences in the definition of capital and non-monetary items for tax purposes and financial reporting purposes	265	-	-	69
Previous year taxes	36	539	(63)	9
Other	37	46	(13)	10
	7,186	9,517	7,757	1,848

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 12	-	INCOME TAXES (Cont.)

C.	Deferred Taxes

	January 1, 2014	Recognized in profit or loss	December 31, 2014	December 31, 2014
	NIS	NIS	NIS	US Dollars
Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	(1,130)	1,153	23	6
Employees benefits	256	61	317	82
Allowance for doubtful accounts	91	(79)	12	3
	(783)	1,135	352	91
Carry forward tax losses	284	(131)	153	39
	(499)	1,004	505	130

For 2014 - Deferred taxes were computed at rates of 26.5%

	January 1, 2013	Recognized in profit or loss	December 31, 2013	December 31, 2013
	NIS	NIS	NIS	US Dollars
Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	(828)	(302)	(1,130)	(291)
Employees benefits	262	(6)	256	66
Allowance for doubtful accounts	24	67	91	23
	(542)	(241)	(783)	(201)
Carry forward tax losses	562	(278)	284	73
	20	(519)	(499)	(128)

For 2013 - Deferred taxes were computed at rates of 25%.

D.	Additional Information

(1)
The Company and subsidiaries have not received final tax assessments since their incorporation. According to the provisions of section 145 to the Income Tax Ordinance, assessments through 2008 are considered final subject to certain limitations.

(2)
On February 26, 2008, the "Knesset" (Israeli parliament) passed the third reading of the Income Tax (Inflationary Adjustments) (Amendment 20) (Limitation of the Application Period) Law, 2008 ("the Amendment") according to which the application of the Inflationary Adjustments Law will end in the 2007 tax year and from 2008, the provisions of the Inflationary Adjustments Law will no longer apply, excluding transitional provisions aimed at preventing tax miscalculations.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 12	-	INCOME TAXES (Cont.)

D.	Additional Information (Cont)

(2)	(Cont.)

According to the Amendment, from the 2008 tax year and thereafter, the adjustment of income for tax purposes will no longer be calculated on a real basis. Moreover, the linkage to the Israeli CPI of amounts of depreciation on property, plant and equipment and carryforward tax losses will discontinue so that these amounts will be adjusted to the Israeli CPI only until the end of the 2007 tax year and their linkage to the Israeli CPI will cease from that date onward.

(3)
Pursuant to Amendment 147 to the Israeli Income Tax Ordinance, 2005, the corporate tax rate of 34% was gradually reduced from 2006 (31%) to 2010 (25%) (the corporate tax rates in 2007, 2008 and 2009 were 29%, 27% and 26%, respectively).

On July 23, 2009, the Economic Efficiency (Legislative Amendments for Adopting the Economic Plan for 2009 and 2010) Law, 2009 was issued ("the Arrangement Law"). According to the Arrangement Law, the corporate tax rates applicable in 2009 and 2010 will be gradually reduced from 26% and 25%, respectively, to 24% in 2011 through 18% in the 2016 tax year.

(4)
On September 26, 2011, the recommendations of the Committee for Socio-Economic Change headed by Prof. Manuel Trachtenberg were made public. These recommendations contain several changes in the taxation field which, if accepted, are not expected to have a significant impact on the Group's financial statements and reporting results.

The key recommendations of the Committee in the taxation field:

a)	Cancellation of the planned reductions in income tax and corporate tax scheduled for the coming years effective from 2012.

b)	Increase of the corporate tax rate in 2012 to 25%.

c)	Increase of the capital gains tax and betterment tax rates.

(5)
On July 30, 2013, the "Knesset" approved the third reading of the "Arrangements Law" ("the Law") and on August 5, 2013 it was published in the registry. The relevant provisions to the Company are increase in the corporate tax from the 2014 tax year to 26.5% (increase of 1.5%). As of December 31, 2014, deferred tax balances that are  measured according to the corporate tax have been computed according the provisions of the Law.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13	-	COMMITMENTS AND CONTINGENT LIABILITIES

A.	Commitments

(1)
The Company has agreed to pay the large supermarket retail chains in the organized market and to certain of the customers in the private sector incentives calculated as a fixed percentage of the annual sales to such customer. The incentives also includes penetration discounts for sales of our new products, shelves stocking fees, limited discounts for opening of new branches that sell the Company's products and payments for participation in product advertisements. The extent of such incentives calculated as a percentage of the annual sales turnover of each relevant customer (depending on the agreement with each customer) and are usually awarded as part of a written annual framework agreement.

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

Each of the Management Services Agreements provided for monthly services fees equal to US Dollars 24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company’s consolidated pre-tax annual profits, if such profits are equal to or less than NIS 3.0 million (approximately US Dollars 0.8 million), or at a rate of 5% if such profits exceed such level.

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

(a)
The current monthly services fees according to the Management Services Agreements will cease to be linked to the US Dollar and will be translated to NIS 102,900 (excluding VAT) linked to changes in the Israeli consumer price index which is NIS 120,476 per month as of December 31, 2014 (US Dollars 30,979).

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

On August 21, 2014, the Company's shareholders, based on recommendations by the Compensation Committee and the Board of Directors, approved a three-year extension of these Management Service Agreements. The recommendation of the Compensation Committee and Board of Directors of the Company was based on considerations underlying the Company's Compensation Policy, including, among others, the talents and achievements of the Chairman of the Board and the President of the Company, their professional experience, their current role and responsibility within the Company, and their contribution to the Company's performance and business results. In addition, the Compensation Committee and Board considered that the Company is dependent upon Messrs. Zwi and Joseph Williger as key personnel, and that their departure from the Company may have a material adverse impact on the Company's operations and business results.  As such, the Compensation Committee and the Board of Directors believe that the terms of the Management Services Agreements are appropriate and reasonable and are consistent with the principles in the Company's  Compensation Policy.

(3)
On April 1, 1997 the Company entered into an agreement to provide the Parent Company administrative services pursuant to which the Company may provide office facilities leased by the Parent Company for a monthly fee of NIS 4,500 to be adjusted annually for changes in the Israeli CPI, which is NIS 6,965 (US Dollars 1,791) per month as of December 31, 2014.

In light of the enactment of Amendment No. 16, an agreement with a controlling shareholder, such as the Company's service agreement with its Parent Company, must be approved every three years by the Audit Committee, Board of Directors and by a special majority of the General Meeting of Shareholders. On August 21, 2014 following the unanimous approval of the Company's Audit Committee and Board of Directors, the General Meeting of Shareholders of the Company approved the extension of the above service agreement, for a three-year period ending August 20, 2017.

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

(1)
In May 2013, the municipality of Yavne sent the Company a revised property tax assessment for 2013 that provided for an increased logistics center space and different classification ("the Revised Property Tax Assessment"). The gross annual additional obligation in the revised property tax assessment is approximately NIS 160 thousand (US Dollars 41 thousand). In addition, the municipality of Yavne sent the Company a retroactive charge for the years 2008 to 2012 in respect of the above in the revised property tax assessment.  According to the estimate of legal advisors to the Company, there is a high likelihood to cancel the Revised Property Tax Assessment and the retroactive charge and therefore no provision was made in the financial statements in respect thereof.

(2)
In December 2013, December 2014 and April 2015, four civil complaints and applications for their approval as class actions were filed against the Company alleging the unlawful and misleading labeling of products imported and sold by the Company. The complaints seek to represent every resident of the State of Israel who purchased products of the Company. The aggregate amount of the claims, as estimated by the plaintiffs, is approximately NIS 37 million (US Dollars 9.5 million). In light of the early stage of the procedures, it is not possible at this time to provide an assessment of the chances of success of the claims and, therefore no provision has been made in the financial statements.

(3)
In August 2014, the Israel Customs sent to Gold Frost a notice in which it was claimed  laconically that goods imported by Gold Frost were classified incorrectly ("Obligation Notice").  The amount demanded in the Obligation Notice was NIS 1,882 thousand (US Dollars 484 thousand). According the estimate of legal advisors to Gold Frost, based on documents and facts presented to the Israel Customs, Gold Frost has a high likelihood to cancel the Obligation Notice and therefore no provision was made in the financial statements in respect of the Obligation Notice.

(4)
In August 2008, a lawsuit was filed against the Company to the Supreme Court in New York in the amount of US Dollars 143,000 (the amount of which was adjusted based on the alleged length of the lease and according to the suit the amount reached a total of US Dollars 735,000 on the date of termination of the alleged lease rental period) for an alleged guarantee of the Company for the payment of lease for a warehouse and offices that WF, a subsidiary of the Company, allegedly hired for its operations from the owner of Laish Israeli Food Products Ltd. ("Laish"), which sold its operations in early 2007 to WF. In September 2008, the Company submitted its statement of defense.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13	-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Contingent liabilities (Cont.)

This lawsuit was filed after WF sued in court in Supreme Court New York in July 2008 the owners of the Laish, the former CEO of WF and others, for damages caused to WF and that as a result of which it was forced to close its operations, damages, some of which are related the same lease agreement. The two cases were consolidated for discovery and a joint trial.

During May 2014, there was a hearing regarding the opposing in the NY Supreme Court in which a compromise was agreed to, in light of the fact that the foregoing court nullified for technical reasons (principally that the attorney who represented the Company and WF didn't convey to the opposing attorney material requested prior to the hearing) the presentation of significant evidence that the Company and WF submitted in the framework of preliminary proceedings, that were necessary to the Company for defense against cross claims against the Company and for WF to prove its claim, that the final and absolute settlement of the claims of the parties, the Company would pay an amount of which a significant amount was already allocated in its consolidated financial statements. Once paid in June and July of 2014, the mutual claims ended.

NOTE 14	-	SHAREHOLDERS' EQUITY

Composition:

	Ordinary shares
	of NIS 0.1 par value each
	December 31
	2 0 1 3	2 0 1 2

Authorized share capital	50,000,000	50,000,000

Issued and outstanding	12,974,245	12,974,245

(1)
On March 17, 2010, the Company raised a US Dollars 20.0 million through a public offering of its ordinary shares. The Company issued a total of 3,305,786 ordinary shares at a purchase price of US Dollars 6.05 per share, and the Company also granted to the underwriter an option, exercisable within 30 days from the date of the public offering, to purchase up to an additional 330,579 ordinary shares. This option expired without the underwriter's exercise of such option. After deducting closing costs and fees, the Company received net proceeds of approximately US Dollars 19.0 million.

(2)
On September 2011, the Company initiated a share repurchase program permitting the Company to repurchase up to US Dollars 5 million of the Company's ordinary shares over the period of twelve months as part of its ongoing consideration of alternative methods to take advantage of the Company's strong cash position. During November - December 2011 and January - February 2012, the Company purchased 599,434 ordinary shares of the Company in accordance with its share repurchase program. In February 2012, in light of the global and Israeli economic situations and the foreseeable recession, the Company terminated its repurchase program in order to focus its resources on developing its core business activity.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 14	-	SHAREHOLDERS' EQUITY (Cont.)

(3)
On November 13, 2014, the Board of Directors of the Parent Company authorized the purchase of up to US Dollars 5 million of the Company's Ordinary Shares.  The price per Ordinary Share to be acquired by the Parent Company will not exceed the Company's shareholders' equity per Ordinary Share.  The timing and amount of share purchases by the Parent Company will be determined by management of the Parent Company based on its evaluation of market conditions, the trading price of the Company's shares and other factors.  The purchase program may be increased, suspended or discontinued at any time. During the months of November and December 2014, 233,296 ordinary shares of NIS 0.1 par value were acquired in consideration of the amount of approximately US 1,691 thousand. As a result of these acquisitions, the Parent Company increased its holdings in Company's shares to 59.97% of the issued and paid up equity of the Company.

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

On June 29, 2011, the remaining 65,000 options (out of the 200,000 options approved from August 2009 series) were granted to the Group's employees. As of December 31, 2014, the remaining 3,334 Options expire dates in June 2016.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15	-	SHARE BASED PAYMENT (Cont.)

A.	Options plans (Cont.)

(2)	June 2011 series.

The Company utilizes the Black-Scholes model. The Company estimated the fair value, utilizing the following assumptions (all in weighted averages):

June 2011 series

Average share price (NIS)	20.13
Exercise price(NIS)	10.14
Risk-free interest rate	4.4%
Expected annual volatility (*)	44.1%
Option life (years) (**)	1.49

(3)	November 2013 series.

November 2013 series

Average share price (US Dollars)	8.07
Exercise price (US Dollars)	6.5
Risk-free interest rate	1.57%
Expected annual volatility (*)	30%
Option life (years) (**)	5

For addition information see note 24d.

(*)	The expected volatility was determined on the basis of historical volatility of share prices of the Company and other group companies.

(**)
The average option life is determined according to management estimate as to the holding period of the options by employees taking into account their position at the Company and the Company's past experience.

B.	Movement during the year

A summary of the status of the Parent Company’s stock option plans as of December 31, 2014, 2013 and changes during the years then ended, is presented below:

	Number of options
	Year ended December 31
	2 0 1 4		2 0 1 3
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		(NIS)		(NIS)

Balance at the beginning of the year	3,334	9.36	61,334	9.94
Exercised	-		(58,000)	9.78
Balance at the end of the year	3,334		3,334	9.58

Options exercisable at the year end (*)	3,334		-

(*)	The weighted average remaining contractual life of the above options was 1.49 years.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15	-	SHARE BASED PAYMENT (Cont.)

C.	The accounting for share-based compensation

(1)	August 2009 and June 2011 series.

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

NOTE 16	-	SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

A.	Revenues

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2	2 0 1 4
	NIS	NIS	NIS	US Dollars

Sale of products	328,741	336,032	286,509	84,531

B.	Cost of sales

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2	2 0 1 4
	NIS	NIS	NIS	US Dollars

Purchases	241,186	243,197	225,268	62,019
Transportation	1,714	1,993	1,833	441
Depreciation and amortization	1,958	1,906	2,282	503
Maintenance	4,364	3,827	2,763	4,122
Other costs and expenses	1,565	1,754	1,597	402
	250,787	252,677	233,743	64,487
Change in finished goods	(1,651)	(322)	(16,275)	(425)
	249,136	252,355	217,468	64,062

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16	-	SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Cont.)

C.	Selling expenses

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2	2 0 1 4
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	12,146	10,979	10,890	3,123
Transportation and maintenance	10,413	7,146	5,927	2,678
Vehicles	4,610	4,591	4,524	1,185
Advertising and promotion	7,040	5,963	4,287	1,810
Depreciation and amortization	1,204	1,995	376	310
Others	4,283	4,456	2,911	1,101
	39,696	35,130	28,915	10,207

D.	General and administrative expenses

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2	2 0 1 4
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	12,471	13,210	11,102	3,207
Salary expenses relating Stock Incentive Plan	2,124	-	93	546
Office maintenance	1,059	1,137	919	272
Professional fees	1,653	2,418	2,890	426
Vehicles	498	412	344	128
Depreciation and amortization	472	558	476	121
Bad and doubtful debts	18	340	(11)	5
Communication	168	181	165	43
Other	768	1,152	737	197
	19,231	19,408	16,715	4,945

E.	Employees benefit costs

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2	2 0 1 4
	NIS	NIS	NIS	US Dollars

Payroll (without payment to related parties)	15,483	15,586	14,579	3,981
Salary expenses relating Stock Incentive Plan	-	-	25	-
	15,483	15,586	14,604	3,981

F.	Depreciation and amortization

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2	2 0 1 4
	NIS	NIS	NIS	US Dollars

Depreciation of fixed assets (see note 6)	3,634	4,459	3,134	934

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 17	-	OTHER INCOME

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2	2 0 1 4
	NIS	NIS	NIS	US Dollars

Operation Protective Edge	2,792	-	-	718
Capital gain on fixed assets realization	147	29	89	38
Other	4	25	(43)	1
	2,943	54	46	757

During the month of September 2014, the Company and Goldfrost filed claims pursuant to the Property Tax and Compensation according to Israeli law, in respect to indirect damages caused to them as a result of operation "Protective Edge", at approximately NIS 6 million. In December 2014 the Company and the Director of Property Tax and Compensation Fund signed an agreement in which the Company would receive the amount of approximately NIS 2.8 million out of approximately NIS 3.5 million it claimed. The Company received this amount in full in January 2015. In January 2015 and in April 2015, Goldfrost received approximately NIS 2.3 million as a down payment for its claim. As of the date of publication of this report, Goldfrost and the Director of Property Tax and Compensation Fund have not yet reached an agreement as to the final compensation.

NOTE 18	-	FINANCE INCOME AND EXPENSES

A.	Financing Income:

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2	2 0 1 4
	NIS	NIS	NIS	US Dollars
Interest Income:
Short-term bank deposits	291	412	836	75
Interest Income of debentures held for trading	1,293	1,734	1,832	332
Other	171	49	-	44
Total interest Income	1,755	2,195	2,668	451
Other:
Changes in fair value of financial assets at fair values	(1,995)	10,363	4,034	(513)
Foreign currency differences	2,745	-	1,775	706
Dividends	289	450	239	74
Total financing Income	2,794	13,008	8,716	718

B.	Financing expenses:

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2	2 0 1 4
	NIS	NIS	NIS	US Dollars
Interest expenses:
Bank credit	-	-	24	-
Other:
Realized loss (gain) on derivatives	-	69	-	-
Foreign currency differences	-	351	-	-
Bank fees	333	455	363	86
Other	42	1	23	10
Total Other costs	375	876	386	96

Total financing costs	375	876	410	96

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
NOTE 19	-	EARNING PER SHARE

		Year ended December 31,
		2 0 1 4	2 0 1 3	2 0 1 2	2 0 1 4
		NIS	NIS	NIS	US Dollars
A.	Basic earnings per share:
	Earnings used in the calculation of basic earnings per share to equity holders of the parent	18,854	31,808	24,006	4,848

B.	Diluted earnings per share:

	Profit used to compute diluted earnings per share from continuing operations	18,854	31,808	24,006	4,848

	Weighted average number of shares used in computing basic earnings per share from continuing operations	12,974,245	12,974,245	12,977,481	12,974,245
	Weighted average number of shares used in computing diluted earnings per share from continuing operations	12,974,245	12,974,245	12,977,481	12,974,245

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20	-	FINANCIAL INSTRUMENTS

A.	Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which Income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

B.	Categories of financial instruments

	As of December 31,
	2 0 1 4	2 0 1 3	2 0 1 4
	NIS	NIS	US Dollars
Financial assets
Financial assets at fair value through profit or loss	122,733	112,864	31,559
Cash and cash equivalents	82,902	36,197	21,317
Short term deposit	19,445	-	5,000
Loan carried at fair value through profit or loss	-	65,300	-
	225,080	214,361	57,876

Financial liabilities
Short term bank credit	-	18	-
Derivatives designated as hedges	-	51	-
	-	69	-

C.	Objectives of managing financial risks

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

The carrying amount of the investments exposed to price risks of shares, certificate of participation in mutual fund and bonds is NIS 122,733 thousands (US Dollars 31,559 thousands).

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

	2 0 1 4	2 0 1 3
	NIS	NIS

Profit or loss	12,273	11,286

F.	Credit risk

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

Aging of impaired trade receivables are 86 days and in the year 2014 (74 days in the year 2013).

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20	-	FINANCIAL INSTRUMENTS (Cont):

G.	Liquidity risk management (Cont):

(1)	Financial liabilities that do not constitute derivate financial instruments

Maturity profile of outstanding financial liabilities consists of:

	December 31,
	2 0 1 4	2 0 1 3	2 0 1 4
	NIS	NIS	US Dollars
Interest free:
Short term bank debt	-	18	-

(2)	Non derivatives financial instruments

The following table presents the Group's maturity profile for its non-derivatives financial instruments based on their contractual maturity. These financial instruments include interest relating to these assets, except for cases when the Group anticipates that the cash flow will occur on a different period.

	1 month	1-3 Months	4-12 Months	1-5 Years	More then5 Years	Total
	NIS	NIS	NIS	NIS	NIS	NIS

2014
Financial instruments which bear interest	987	740	6,793	38,873	25,267	72,660
Financial instruments which do not bear interest	110,419	41,685	14,173	-	-	166,277
	111,406	42,425	20,966	38,873	25,267	238,937

2013
Financial instruments which bear interest	127,369	65	938	12,804	3,957	145,133
Financial instruments which do not bear interest	36,197	31,519	-	-	-	67,716
	163,566	31,584	938	12,804	3,957	212,849

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20	-	FINANCIAL INSTRUMENTS (Cont):

G.	Liquidity risk management (Cont):

(2)	Non derivatives financial instruments (Cont):

The Financial instruments in the non-derivatives financial instruments consist of:

	December 31,
	2 0 1 4	2 0 1 3	2 0 1 4
	NIS	NIS	US Dollars

Cash and cash equivalents	82,902	36,197	21,317
Financial assets at fair value through profit or loss	122,733	111,352	31,559
Short term deposit	19,445	-	5,000
Loan carried at fair value through profit or loss	-	65,300	-
	225,080	212,849	57,876

H.	Exchange rate risk

The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at reporting date are as follows:

	Assets		Liabilities
	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3
	NIS	NIS	NIS	NIS

US Dollars	48,817	9,300	4,242	6,006

EUR	7,616	6,216	3,338	3,590

The Group is mainly exposed to US Dollars and EUR.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20	-	FINANCIAL INSTRUMENTS (Cont):

H.	Exchange rate risk (Cont):

	US Dollars Impact	EUR Impact
	2 0 1 4	2 0 1 4
	NIS	NIS

Profit or loss	4,458	428

	US Dollars Impact	EUR Impact
	2 0 1 3	2 0 1 3
	NIS	NIS

Profit or loss	329	263

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

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
financial assets ‘at fair value through profit or loss’ (FVTPL)
Marketable securities and derivatives	122,733	-	-	122,733

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
financial assets ‘at fair value through profit or loss’ (FVTPL)
Marketable securities and derivatives	109,645	3,219	-	112,864
Loan at fair value through profit or loss	-	-	65,300	65,300
Total	109,645	3,219	65,300	178,164

Assets and liabilities that are presented in the statement of financial position at fair value within Level 3:

On November 27, 2013, the Company entered into a loan agreement with C.D-B.A Holdings (Designated) (2013) Ltd. ("Newco") ("the loan agreement") according to which the Company will give Newco a loan of NIS 65 million ("the loan") that will be deposited according to the trust agreement between the Company and Newco trustee ("the investors trustee") and that may be fully converted into shares of IDB Holdings Company Ltd. ("IDB Holdings") or into shares of IDB Development Company Ltd. ("the conversion shares") to be held by Newco in proportion to the loan amount and the amount injected by Newco under the arrangement plan between IDB Holdings and its creditors ("the arrangement plan") which was submitted to the Court pursuant to section 350 to the Companies Law, 1999 ("the Companies Law").

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
NIS in thousand

Balance at January 1, 2014	65,300
Gains recognized through profit or loss:
Finance income	100
Redemption of the principal and interest of the loan	(65,400)
Balance at December 31, 2014	-

Balance at January 1, 2013	-
Purchases	65,000
Gains recognized through profit or loss:
Finance income	300
Balance at December 31, 2013	65,300

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 21	-	OTHER FINANCIAL ASSETS AND LIABILITIES

From time to time the Group takes action to hedge against changes in exchange rate. Below are the open positions as of December 31, 2014:

A.	Other financial assets:

	Current Assets
	December 31,
	2 0 1 4	2 0 1 3	2 0 1 4
	NIS	NIS	US Dollars
Derivatives not designated as hedges:
Maof call options	-	5,068	-
Maof put options	-	(3,556)	-
Total	-	1,512	-

B.	Other financial assets and liabilities:

		Current liabilities
		December 31,
	Exchange	2 0 1 4		2 0 13	2 0 14
	rate	Cost Value NIS	fair value NIS	NIS	US Dollars
Derivatives designated as hedges:
Forward contracts in US Dollars	3.49-3.52	5,205	98	(67)	25
Forward contracts in Euro	4.67-5.05	1,401	11	16	3
Total		6,606	109	(51)	28

NOTE 22	-	SEGMENT INFORMATION

A.	General

The Group has adopted IFRS 8 Operating Segments with effect from January 1, 2009. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance.

Since 2012, the Group's operating segment under IFRS 8 is only the import segment. The import segment earns its revenues from importing and marketing food products to retail chains, supermarkets, etc.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 22	-	SEGMENT INFORMATION (Cont.)

B.	Revenues from the main customers of the Import segment

The following is an analysis of the Group's customers who represent more than 10% of the total sales:

	Year ended December 31,
	2 0 1 4		2 0 1 3	2 0 1 2	2 0 1 4
	NIS		NIS	NIS	US Dollars

Customer A	(*	)	40,099	42,325	(*	)

Customer B	56,404		64,817	49,446	14,503

(*)       Less than 10%.

C.	Revenues from the principal products of the Import segment

Revenues from major groups of products that contributed 10% or more to the Group's total revenues in 2012-2014 are as follows:

	Year ended December 31,
	2 0 1 4		2 0 1 3		2 0 1 2		2 0 1 4
	NIS		NIS		NIS		US Dollars

Canned Vegetables and Pickles	57,433		60,783		58,076		14,768

Dairy and Dairy Substitute Products	82,899		86,862		74,824		21,316

Edible Oils	(*	)	(*	)	28,324		(*	)

Dried fruit, nuts and beans	41,077		(*	)	(*	)	10,562

(*)       Less than 10%.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23	-	RELATED PARTIES

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

A.	Transactions with Related Parties

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2	2 0 1 4
	NIS	NIS	NIS	US Dollars

Sales of goods	330	316	272	85

Participation in expenses with Parent Company	306	290	177	79

Management fees (*)	3,474	3,442	3,396	893

Bonus (*)	3,094	4,655	3,592	796

Share-based payment (*)	2,124	190	68	546

Car expenses	443	433	424	114

(*)	Reclassified

B.	Balances with Related Parties

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 4
	NIS	NIS	US Dollars

Due to officers	(3,334)	(1,819)	(857)

Parent Company	(42)	188	(11)

C.	Management Service Agreements

For information regarding Management Services Agreements with Mr. Zwi Williger, Chairman of the Board of Directors of the Company, and Mr. Joseph Williger, a director and President of the Company, through Williger Management Companies, see note 13, "Commitments and Contingent liabilities".

D.	Equity Compensation

On November 28, 2013, after receiving the approval of the Compensation Committee and Board of the Company, the General Meeting of the Company approved an employee option plan (in this paragraph, "November 2013 series") according to which the Company will allocate, pursuant to the provisions of section 102 to the Income Tax Ordinance under the earned income track, 30,000 unquoted options of the Company was granted to its CEO and up to 70,000 unquoted options were approved to be granted to employees of the Company and its subsidiaries (in this paragraph, "the optionees"). One option is exercisable into one ordinary share of the Company of NIS 0.1 par value each.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24	-	RELATED PARTIES (Cont):

D.	Equity Compensation (Cont):

According to November 2013 series, the options were allocated to the optionees at no consideration. The exercise price of each share underlying the option is US Dollars 6.5, subject to various adjustments such as in instances of distribution of bonus shares, rights issue, distribution of dividend and etc.

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

Any stock option that is not exercised by the last day of the portion, expires.

The effect on the Company's 2014 consolidated income was an expense of approximately NIS 2,124 thousand (US Dollars 546 thousand).

NOTE 25	-	GUARANTEES AND PLEDGES

The Company has pledged all of its assets (including its outstanding share capital and goodwill of the Company) in favor of to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company’s suppliers. The outstanding amount of such letters of credit as of December 31, 2014 was approximately NIS 4,630 thousand (US Dollars 1,191 thousand).

Secured liabilities of the Group:

	As of December 31,
	2 0 1 4	2 0 1 3	2 0 1 4
	NIS	NIS	US Dollars
	(in thousands)

Bank letters of credit	4,630	13,983	1,191
Bank overdraft	-	18	-
	4,630	14,001	1,191

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 26	-	SAGNIFICANT EVENTS DURING THE REPORTING PERIOD

On March 2, 2014, Mr. Zwi Williger and Mr. Joseph Williger (together, the "Sellers"), the controlling shareholders of the Parent Company, our controlling shareholder, signed an agreement with BSD Crown Ltd. (f/k/a Emblaze Ltd.), a company listed on the London Stock Exchange ("BSD") (the “BSD Agreement”), to sell their controlling stake in the Parent Company (approximately 58% of outstanding shares) to BSD (the “BSD Transaction”). Pursuant to a special tender offer to shareholders on May 1, 2014, BSD acquired shares carrying 5% of the voting rights in the Parent Company.

On May 4, 2014, BSD completed its acquisition of 8,203,371 ordinary shares from the Sellers and other the Parent Company shareholders who participated in the tender offer. The ordinary shares of the Parent Company acquired by BSD represented 61.65% of the outstanding ordinary shares of the Parent Company and 62.21% of its voting rights. As of December 31, 2014 the Parent Company owns approximately 59.97% of the Company's shares. The BSD Agreement also governs the ongoing relationship of BSD with the Sellers after completion of the BSD Transaction.

In addition to the shares transferred to BSD at closing of the BSD Transaction, at closing the Sellers also held shares and employee options in relation to approximately 6.8% of the shares of the Company on a fully diluted basis (the “Company Put Option Shares”). As part of the BSD Agreement, the sellers granted to BSD irrevocable proxies with respect to these holdings under which BSD is entitled to vote such shares at any of the Company's general meetings of shareholders.  In addition, BSD granted the Sellers a put option to sell all or some of such shares as vested from time to time (the “Company Put Option”) exercisable for a period of four years (commencing after eleven month of signing the BSD Agreement) under the terms described in the agreement. The Company Put Option relates to the Company Put Option Shares less any shares sold by the Sellers between the date of completion of the BSD Transaction and exercise of the Company Put Option.

NOTE 27	-	EVENTS AFTER THE REPORTING PERIOD

A.
On March 4, 2015, Mr. Zwi Williger, the Chairman of the board of directors of the Company, exercised 66,667 options of the Company which were granted to him without consideration, into 66,667 ordinary shares of NIS 0.1 par value each of the Company (hereafter in subsection: the “exercise shares”). In consideration of the exercise shares, Mr. Zwi Williger paid the amount of US Dollars 433 thousand to the Company, reflecting an exercise price of US Dollars 6.5 per each of the exercise shares. For addition information, see note 23d.

B.
On March 11, 2015, Mr. Joseph Williger, the President of the Company, exercised 66,667 options of the Company which were granted to him without consideration, into 66,667 ordinary shares of NIS 0.1 par value each of the Company (hereafter in subsection: “exercise shares”). In consideration of the exercise shares, Mr. Joseph Williger paid the amount of US Dollars 433 thousand to the Company, reflecting an exercise price of US Dollars 6.5 per each of the exercise shares. For addition information, see note 23d.

C.	On March 24, 2015 and pursuant to the Company Put Option, Mr. Zwi Williger and Mr. Joseph Williger each sold 66,667 Ordinary Shares to BSD for a price of US Dollars 12 per share.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

By:	/s/ Gil Hochboim
Gil Hochboim
Chief Executive Officer

Date:  April 30, 2015

EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (10)
1.2	Articles of Association of the Company, as amended on March 20, 2014 (10)
2.1	Specimen of Certificate for ordinary shares (1)
4.1	Share Option Plan (1)
†4.2	Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated June 1, 1998 (2)
†4.3	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated August 1, 2005 (3)
†4.4	Amendment to the Management Agreement between the Company and Yossi Willi Management Investments Ltd., dated October 23, 2011 (4)
†4.5	Management Agreement between the Company and Zwi W. & Co. Ltd., dated June 1, 1998 (2)
†4.6	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated August 1, 2005 (3)
†4.7	Amendment to the Management Agreement between the Company and Zwi W. & Co., Ltd., dated October 23, 2011 (4)
†4.8	Services Agreement between the Company and Willi-Food, dated April 1, 1997 (2)
†4.9	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (3)
†4.10	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (3)
4.11	Relationship Agreement between the Company, Gold Frost, Willi-Food, Zwi Williger and Joseph Williger dated February 28, 2006 (3)
4.12	Placing Agreement between the Company, Gold Frost, certain officers of Gold Frost and Corporate Synergy dated March 2, 2006 (3)
4.13	Lock In Agreement, between the Company, Gold Frost, Corporate Synergy and certain officers of Gold Frost, dated March 2, 2006 (3)
4.14	Securities Purchase Agreement, dated as of October 25, 2006, among the Company and the investors identified on the signature pages thereto. (5)
4.15	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (5)
4.16	Asset Purchase Agreement, dated as of January 19, 2007, by and among the Company, WF Kosher Food Distributors, Ltd., Laish Israeli Food Products Ltd. and Arie Steiner.(6)
†4.17	Agreement, dated January 2, 2008, between the Company and Mr. Jacob Ginsberg, Mr. Amiram Guy and Shamir Salads (2006) Ltd. (7)
†4.18	Sale Agreement, dated July 24, 2012, between the Company and Willi-Food Investments Ltd. (8)
4.19	2013 Option Plan (9)
†4.20	Convertible Loan Agreement between the Company and C.D-B.A Holdings (Designated) (2013) Ltd., dated November 27, 2013 (10)
†4.21	Warrant between the Company and Zwi Williger, dated January 21, 2014 (10)
†4.22	Warrant between the Company and Joseph Williger, dated January 21, 2014 (10)
8.1	Subsidiaries of the Company (*)

12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
15.(a).1	Consent of Independent Registered Public Accounting Firm (*)

†	English translationsfrom Hebrew original.

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.
(5)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.
(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.
(7)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
(8)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.
(9)	Incorporated by reference to the Company’s Form 6-K filed October 31, 2013.
(10)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.
(*)	Filed Herewith