Form 20-F
period 2015-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2016-04-28
CIK 1030997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Pavel Buber, Chief Financial Officer 4 Nahal Harif St. Northern Industrial Zone, Yavne 81106, Israel Tel: 972-8-932-1000
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

The registrant had 13,240,913 ordinary shares, NIS 0.10 nominal value per share as of December 31, 2015.

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

Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. Dollars or NIS as the case may be, at the rates indicated or at any other rate.  Therefore, unless otherwise stated, the translations of NIS into U.S. Dollars have been made at the rate of NIS 3.902 = $1.00, the representative exchange rate on December 31, 2015.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company,” “Dividends,” “Operating and Financial Review and Prospects,” and “Quantitative and Qualitative Disclosures about Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.  Actual results, performance or events may differ materially from those in such statements due to, without limitation, the risks set forth in "Item 3. Key Information – D. Risk Factors", including the following.

•	changes affecting currency exchange rates, including the NIS/U.S. Dollar and NIS/Euro exchange rates;
•	payment default by, or loss of, one or more of our principal clients;
•	the loss of one or more of our key personnel;
•	termination of arrangements with our suppliers, and in particular Arla Foods amba;
•	increasing levels of competition in Israel and other markets in which we do business;
•	increase or decrease in global purchase prices of food products;
•	interruption to our storage facilities;
•	our inability to accurately predict consumption of our products or changes in consumer preferences;
•	product liability claims and other litigation matters;
•	our insurance coverage may not be sufficient;
•	our operating results may be subject to variations from quarter to quarter;
•	our inability to successfully compete with nationally branded products;
•	our inability to successfully integrate our acquisitions;
•	our inability to protect our intellectual property rights;
•	significant concentration of our shares are held by one shareholder;
•	we are controlled by and have business relations with Willi-Food Investments Ltd. and its management;
•	the price of our ordinary shares may be volatile;
•	our inability to meet the Nasdaq listing requirements;
•	our inability to maintain an effective system of internal controls;
•	all of our assets are pledged to creditors ;
•	changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;
•	economic conditions in Israel;
•	changes in political, economic and military conditions in Israel, including, in particular, economic conditions in the Company’s core markets; and
•	our international operations may be adversely affected by risks associated with international business.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.              SELECTED FINANCIAL DATA

The following selected consolidated financial data for each of the years in the three-year period which ended December 31, 2015, 2014 and 2013 are derived from our audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with IFRS as issued by IASB. The selected consolidated financial data for the years ended December 31, 2012 and 2011 is derived from our audited consolidated financial statements not appearing in this report. All of the financial data set forth below are in thousands (except share and per share amounts). You should read the following selected consolidated financial data in conjunction with "Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto appearing elsewhere herein. Historical results are not necessarily indicative of any results to be expected in any future period.

Recent Exchange Rates of NIS to one U.S. Dollar

The table shows the high and low exchange rate of NIS per one U.S. Dollars for the last six months:

	High	Low
November 2015	3.921	3.868
December 2015	3.905	3.855
January 2016	3.983	3.913
February 2016	3.964	3.871
March 2016	3.912	3.766
April 2016 (through April 25, 2016)	3.837	3.758

The representative exchange rate for NIS on December 31, 2015 was NIS 3.902 = $1.00, and the representative exchange rate for NIS on April 25, 2016 was NIS 3.774 = $1.00.

The average exchange rate of NIS 3.884 = USD 1.00 was for the year ended December 31, 2015, NIS 3.577 for the year ended December 31, 2014, NIS 3.610 for the year ended December 31, 2013, NIS 3.858 for the year ended December 31, 2012 and NIS 3.579 for the year ended December 31, 2011.

Income Statement Data:
In accordance with IFRS

	For the year ended December 31,
	2015		2014	2013	2012	2011
	NIS	USD	NIS	NIS	NIS	NIS
Revenue	312,514	80,091	328,741	336,032	286,509	264,404
Cost of sales	237,452	60,854	249,136	252,355	217,468	202,699
Gross profit	75,062	19,237	79,605	83,677	69,041	61,705
Selling expenses	37,294	9,558	39,696	35,130	28,915	27,482
General and administrative expenses	32,926	8,438	19,231	19,408	16,715	17,375
Other Income	(2,182)	(559)	(2,943)	(54)	(46)	(240)
Total operating expenses	68,038	17,437	55,984	54,484	45,584	44,617
Operating profit	7,025	1,800	23,621	29,193	23,457	17,088
Finance income	3,363	862	2,794	13,008	8,716	1,480
Finance expense	978	251	375	876	410	313
Finance income, net	2,385	611	2,419	12,132	8,306	1,167
Profit before taxes on income	9,410	2,412	26,040	41,325	31,763	18,255
Taxes on income	(2,566)	(658)	(7,186)	(9,517)	(7,757)	(3,906)
Profit from continuing operations	6,844	1,754	18,854	31,808	24,006	14,349
Profit from discontinued operations	-	-	-	-	-	4,172
Profit for the year	6,844	1,754	18,854	31,808	24,006	18,521
Attributable to:
Owners of the Company	6,844	1,754	18,854	31,808	24,006	18,311
Non-controlling interest	-	-	-		-	210
Net Income	6,844	1,754	18,854	31,808	24,006	18,521
Basic and diluted earnings per Share from continuing operations	0.52	0.13	1.45	2.45	1.85	1.06
Basic and diluted earnings per Share from discontinued operations	-	-	-	-	-	0.29
Basic and diluted earnings per Share	0.52	0.13	1.45	2.45	1.85	1.35
Shares Used in Computing Earnings per Share	13,090,729	13,090,729	12,974,245	12,974,245	12,977,481	13,534,954

Balance Sheet Data:
In accordance with IFRS

	As of December 31,
	2015		2014	2013	2012	2011
	NIS	USD	NIS	NIS	NIS	NIS
Working capital	352,437	90,322	340,780	325,926	292,596	267,204
Total assets	415,150	106,394	411,349	395,048	384,717	347,683
Short-term bank debt	16	4	-	18	9,930	-
Shareholders' equity	399,712	102,438	386,066	365,843	333,761	310,317
Capital stock	13,240,913	13,240,913	12,974,245	12,974,245	12,977,481	13,534,954

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

Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivables. Despite our large number of clients (approximately 1,500 in Israel and abroad), a significant part of our sales is made to a limited number of customers (mainly the organized market). Our two largest customers, Shufersal Ltd. and Mega Retail Ltd. (Blue Square) ("Mega"), accounted for 23% of our sales in 2015.  We generally do not require and do not receive collateral from these customers, although we do require and receive collateral from most of the remainder of our clients in Israel to ensure security of collecting payments. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all reasonably anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major clients defaults on its payment obligations to us, we will not possess sufficient security to collect the entire debt.

On June 29, 2015, Mega submitted a motion with the District Court in Lod (Center District) to approve a creditor arrangement with its suppliers, which was approved on July 14, 2015. The recovery arrangement regulated, inter alia, the manner of repayment of Mega's debt to the Company as of June 30, 2015, at which point such unsecured debt was approximately NIS 4.9 million.

According to the provisions of the creditor arrangement, 30% of the amount of Mega's debt to the Company as of June 30, 2015 (approximately NIS 1.5 million) would be deferred for two years (the "Deferred Debt") and would be paid in 36 equal monthly payments beginning July 15, 2017. The amount due would bear interest (unlinked) at a rate of 2% per year, a rate that would increase to 3% as of July 15, 2017. As of December 31, 2015, 70% of the amount of the balance of Mega's debt to the Company (approximately NIS 3.4 million), was paid.

On January 18, 2016, Mega sought and obtained a stay of proceedings, on which date further payments to the Company stopped. As of the date of the stay, Mega's debt to the Company, including the deferred debt, amounted to approximately NIS 3.9 million (a reduction from the amount of Mega's debt to the Company as of December 31, 2015, when this figure was NIS 5.7 million).

The Company continues to work with Mega and to supply it with merchandise in accordance with a plan established by the trustees of Mega. Pursuant to such plan, the Company receives payment in cash at the end of each week with respect to products it supplies to Mega.

We depend on a small number of principal clients who have in the past bought our products in large volumes. We cannot assure that these clients or any other client will continue to buy our products in the same volumes, on the same terms or at all.

Despite our wide dispersion of clients, we have two major clients, Shufersal Ltd. and Mega, both of which own, among other things, supermarket chains, which accounted for approximately 18% and 6%, respectively, of our revenue during 2015. We do not have long term purchase contracts with our clients, and our sales arrangements with our clients do not have minimum purchase requirements. We cannot assure that our major clients will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Losing one or more of them may adversely affect our business results. In addition, we cannot assure that we will be able to attract new customers. Our failure to do so may significantly reduce our sales.

The failure to attract and retain key personnel could adversely affect our business.

Our success also depends in large part on our ability to continue to attract, retain, develop and motivate highly skilled professional personnel. Competition for certain employees, particularly top management, is intense. We may be unable to continue to attract and retain sufficient numbers of highly skilled employees. Our inability to attract and retain additional key employees or the loss of one or more of our current key employees could adversely impact our business, financial condition and results of operations.

Following approval of a termination agreement by the Board of Directors and certain of its provisions by shareholders of the Company, the management service agreements between the Company and companies controlled by Zwi Williger, the Company's former Chairman, and Joseph Williger, the Company's former President and a director, were terminated and, on January 18, 2016, Messrs. Zwi and Joseph Williger resigned from the Company's Board of Directors and all other positions in the Company, its subsidiaries, and Willi-Food Investments Ltd., which we refer to as Willi-Food.  At the same time, Messrs. Zwi and Joseph Williger were appointed by the Company's Board of Directors as Co-Presidents of the Company, positions they held until January 21, 2016, when the Company announced that they had both been terminated from the Company pursuant to the termination agreement. As a result, Messrs. Zwi and Joseph Williger no longer hold any positions with the Company.  For details regarding the termination agreement, including payments made to Messrs. Zwi and Joseph Williger under such agreement, see “Item 6.  Directors, Senior Management and Employees – B. Compensation – Termination of Management Service Agreements”.

In addition, Company announced on November 13, 2015 that Mr. Gil Hochboim had stepped down as CEO and CFO of the Company. Mr. Hochboim simultaneously stepped down from management positions he held with Willi-Food.

We are dependent on Arla Foods amba, or "Arla", and we also work with a limited number of other key suppliers. If these suppliers raise prices or terminate their engagement with us, our operating results could be adversely affected.

Although no single company supplies a majority of any of our products, we are dependent on Arla, a Danish company which supplies a high percentage of our dairy and dairy substitute products (20% in 2015 and 36% in 2014). Terminating the engagement with any supplier, and Arla in particular, or a material change in the engagement terms for purchasing products from those suppliers, may have an adverse effect on our results of operations. Our wholly-owned subsidiary Gold Frost Ltd., which we refer to herein as Gold Frost, has a distribution agreement with Arla pursuant to which Gold Frost serves as Arla’s sole and exclusive agent and distributor in Israel of certain products for a ten-year period from June 2005, which was extended in April 2015 for an additional five years until June 2020. After the departure of Mr. Zwi Williger from the Company on January 21, 2016, Arla notified the Company that, among other changes, it is seeking to reduce the period of exclusivity of the contract. The Company and Arla are currently in discussions regarding the length of this period of the exclusivity. For more information, see “Item 4.  Information on the Company – B. Business Overview – Suppliers”. If Arla or other suppliers raises their prices, our operating results may be adversely affected. See risk factor below - "Increases or decreases in global product prices have in the past, and in the future may continue to have a material adverse effect on our profitability". We believe that there are alternative suppliers for purchasing our products; however, we cannot assure that the products of the alternative suppliers will become immediately available and that the terms of purchase will be similar to the current ones.

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

We market certain products under the trademarks “Willi-Food”, Donna Rozza", "Manchow", "Krisponim", “Gold Frost”, "Tifeeret", "Gelato", "Say cheese", and "Emma". Although we have registered trademarks for these brands, we cannot assure that the degree of protection these and other trademarks offer will be sufficient to protect our rights in these marks.

One shareholder owns a large percentage of our shares.

As of April 28, 2016, Willi-Food owned approximately 61.76% of our ordinary shares (approximately 61.62% on a fully-diluted basis), and as of such date B.S.D. Crown Ltd. ("BSD") held approximately 67.58% of our outstanding shares (approximately 67.43% on a fully-diluted basis). In addition to its control of Willi-Food, BSD directly owns 771,075 of our ordinary shares. See "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders".

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

Certain of our key personnel also serve in management positions in Willi-Food.  By serving in dual capacities, these persons may experience conflicts of interest involving the two companies.  Israeli law imposes procedures, including, for certain material transactions, a requirement of shareholder approval, as a precondition to entering into interested party transactions. These procedures may apply to transactions between Willi-Food and us.  However, we cannot assure that we will be able to avoid possible detrimental effects of any such conflicts of the price of our ordinary shares may be volatile.

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

On February 18, 2016, trading of the Company's ordinary shares was halted by Nasdaq following announcement by the Company of an investigation by the Israel Securities Authority regarding possible breaches of the Israeli securities laws and criminal offenses. Specifically, according to information in public filings made by the ISA in connection with the investigation, it appears that the investigation concerns a particular investment made by the Company in January 2016 in a certain European bond in the amount of approximately USD 3 million (of which USD 2.2 million was actually invested). Following the public disclosure of this information, trading of the Company's ordinary shares on the Nasdaq Capital Market resumed on April 7, 2016.   See "Item 8A. Legal Proceedings".

Under Nasdaq’s Marketplace Rule 5450(a)(1) (the “Rule”), any company whose shares have a closing bid price less than $1.00 for 30 consecutive business days may be subject to a delisting proceeding by Nasdaq. We now satisfy this requirement as our stock price is above $1.00 per share. Since the beginning of 2015, our stock price has been trading in a range of $3.75 to $6.73 per share, although it dropped to $3.62 per share after our ordinary shares resumed trading on the Nasdaq Capital Market on April 7, 2016. If we fail to meet the continued listing criteria under the Rule, our ordinary shares may be delisted from trading on the Nasdaq Capital Market.

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

In addition, in 2011 to mid-2012 our business results were adversely affected by the national protest against the cost of food products, pressuring us to decrease our selling prices to our customers. The pressure from such protests decreased during 2012 and 2013 but rose again beginning in mid-2014. The result of such protests and a strong price awareness by consumers continues to affect the food industry and the level of pricing. In general, food consumption in Israel decreased in monetary terms by 1.7% and in volume by 0.5%, despite a natural population growth rate of about 2% per year. In addition Mega Retail Ltd., one of Israel’s largest supermarket chains and a major customer of the Company, entered into a creditor arrangement with its creditors, including the Company, and then had its proceedings stayed. For more information, see "Our business may be materially affected if any of our major clients defaults on its payment to us" in this section above.  An ongoing consumer demand for price reductions and continued decrease in food consumption in Israel by monetary terms may have a material adverse effect on us and our financial performance.

We may be affected by political, economic and military conditions in Israel and the Middle East.

We are incorporated under the laws of the State of Israel, our principle offices are located in central Israel and some of our officers, employees and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel have a direct influence on us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect our operations.  During the winter of 2012 and the summer of 2014, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip. This conflict involved missile strikes by Hamas against civilian targets in various parts of Israel and negatively affected business conditions in Israel. We estimate that the conflict with Hamas in 2014 reduced the Company's sales by approximately NIS 16 million.Ongoing or revived hostilities related to Israel may have a material adverse effect on our business and on our share price. The recent revolutions and political uncertainty in surrounding countries, including Egypt and Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised concerns regarding security in the region and the potential for armed conflict. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular.

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

On May 4, 2014, Mr. Zwi Williger and Mr. Joseph Williger sold their controlling stake (approximately 58% of outstanding shares) in Willi-Food to BSD, a company listed on the London Stock Exchange, the ultimately controlling shareholder of which was Mr. Alexander Granovsky.

On July 15, 2015, Mr. Granovsky sold his indirect controlling interest in BSD to Mr. Gregory Gurtovoy, according to public filings and information supplied to the Company. See "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders".

CAPITAL EXPENDITURES

Our capital expenditures were $0.60 million, $1.85 million and $0.98 million for the three years ended December 31, 2015, 2014 and 2013, respectively. For more information, see "Item 4. Information on the company-D. Property, Plants and Equipment".

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

In recent years, the Company has acquired controlling interests in several businesses and has formed joint ventures with other businesses. Some of these businesses were not successful and, accordingly, the Company sold them at prices similar to the original acquisition costs. One of these businesses (Shamir Salads) was sold by the Company in 2011 at 2.7 times of the original acquisition cost. The Company continues to re-evaluate its strategic position and to consider other business opportunities. As part of this re-evaluation, the Company also considers forming strategic alliances with or entering into different lines of business.

As of April 25, 2016, the Company’s principal shareholder, Willi-Food, held approximately 61.76% of our ordinary shares (approximately 61.76% on a fully-diluted basis). The primary assets of Willi-Food are the Company’s ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”. Willi-Food’s securities are traded on the Tel Aviv Stock Exchange.

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

Product Information

The products that generated the largest sales volume for the year ended December 31, 2015 were dairy and dairy substitute products (33% of sales), canned vegetables (14% of sales), dried fruit, nuts and beans products and edible oil products (less than 10% of sales).

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

We are not dependent on any given supplier for the majority of our products. We purchase most of our products from several suppliers. We are dependent on one supplier, Arla, with respect to a large part of our dairy and dairy substitute products. A distribution agreement between our wholly-owned subsidiary Gold Frost and Arla grants Gold Frost an exclusive and non-transferable right to market and distribute in Israel cheese and butter products manufactured by Arla and its affiliated companies. Gold Frost's exclusivity is subject to its purchase of certain minimum quotas of Arla products. The agreement was signed in March 2005 for a period of five years commencing June 2005. In July 2007, the agreement was extended for a period of 10 years from June 2005 and is renewable automatically for a further period of five years, unless notice of termination is provided by either party. On April 16, 2015, the agreement was extended for an additional five-year period until June 2020. Arla has the right to terminate the agreement on 18 months' notice if Gold Frost fails to satisfy the minimum purchase requirements under the agreement, or on 30 days' notice under certain circumstances, including but not limited to in the case of the death or permanent incapacity of Zwi Williger or his ceasing to be involved in Gold Frost's business. Zwi Williger no longer held any positions with the Company as of January 21, 2016.  See “Item 3.  Key Information – D. Risk Factors – The failure to attract and retain key personnel could adversely affect our business”. After the departure of Mr. Zwi Williger from the Company on January 21, 2016, Arla notified the Company that, among other changes, it is seeking to reduce the period of exclusivity of the contract. The Company and Arla are currently in discussions regarding the length of this period of the exclusivity. In the meantime, both companies continue to operate under the terms of the contract extension agreed to on April 16, 2015.

We do not generally enter into written agency or other agreements with our suppliers. However, we have written agreements with approximately 24 foreign suppliers that confirm our exclusive appointment as the sole agent and/or distributor of such suppliers, either with respect to a specific product or with respect to a line of products, within the State of Israel. These exclusivity rights have generally been granted for periods of 12 – 36 months and are automatically extendable unless terminated by either party upon prior notice, and in certain cases are conditioned upon our compliance with certain minimum purchase requirements. The suppliers from which we received such written agreements accounted for 23% and 25% of our purchases in 2015 and in 2014, respectively. In a few instances we did not fulfill the minimum purchase requirements of such agreements, but no supplier has ever terminated its agreement with us due to our failure to comply with such minimum purchase requirements. Our purchases are not motivated by a desire to meet such minimum purchase requirements, and the considerations in purchasing products from these suppliers are identical to those for purchasing from other suppliers.

In 2015 and 2014, no single supplier, excluding Arla (which was 11% of our total purchases), accounted for more than 10% of our total purchases. The average volume of our credit balance with our suppliers in 2015 was NIS 16.6 million (US$ 4.3 million) consisting of 24 days of suppliers credit on average, in 2014 was NIS 16.7 million (US$ 4.3 million) consisting of 16 days of suppliers credit on average and in 2013 it was NIS 22.0 million (US$ 5.7 million) consisting of 30 days of suppliers credit on average.

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

The first group of customers above includes the largest Israeli supermarket chains in the organized market in Israel, including: (i) Shufersal Ltd. (including the chains: Shufersal Deal, Shufersal Deal Extra, Shufersal Sheli, Shufersal, Yesh Bashcuna, Yesh Heshed and Shufersal Express); (ii) Mega Retail Ltd. (which also includes Mega in the City and Zol B'Shefa); and (iii) Co-Op Israel (which also includes Co-Op Shop, Mister Zol and Pashut Zol). The Company contracts with the supermarket chains in the organized market through the buyers in the head office of the supermarket chain, and then the Company receives orders from the supermarket chain's logistics center or directly from their stores. Merchandise is then delivered directly to each branch or to the supermarket’s chain distribution centers.

The second group of customers above includes private supermarket chains, mini-markets, wholesalers, food manufacturers, institutional consumers, such as catering halls, hotels, hospitals, food service companies and food producers, governmental customers such as the Israeli Ministry of Defense, as well as customers in the Palestinian Authority.

The Company's sales by customer group for the years ended December 31, 2015 and 2014 were as follows:

	Percentage of Total Sales Year Ended December 31
Customer Groups	2015	2014
Supermarket chains in the organized market	25%	25%
Private supermarket chains, mini-markets, wholesalers, manufacturers, institutional consumers, governmental customers and customers in the Palestinian Authority	75%	75%
	100%	100%

The Company's largest customer (Shufersal Ltd., a supermarket chain in the organized market) accounted for 18% and 17% of the Company's sales in 2015 and 2014, respectively. The Company's second largest customer (Mega Retail Ltd. (Blue Square), a supermarket chain in the organized market) accounted for 5% and 6% of the Company's sales in 2015 and 2014, respectively.

On June 29, 2015, Mega submitted a motion with the District Court in Lod (Center District) to approve a creditor arrangement with its suppliers, which was approved on July 14, 2015. The recovery arrangement regulated, inter alia, the manner of repayment of Mega's debt to the Company as of June 30, 2015, at which point such unsecured debt was approximately NIS 4.9 million.

According to the provisions of the recovery arrangement, 30% of the amount of Mega's debt to the Company as of June 30, 2015 (approximately NIS 1.5 million) would be deferred for two years (the "Deferred Debt") and would be paid in 36 equal monthly payments beginning July 15, 2017. The amount due would bear interest (unlinked) at a rate of 2% per year, a rate that would increase to 3% as of July 15, 2017. Similarly, as of December 31, 2015, 70% of the amount of the balance of Mega's debt to the Company as of June 30, 2015 (approximately NIS 3.4 million), was paid.

After repaying some of its debt to the Company, Mega sought and obtained a stay of proceedings on January 18, 2016, on which date further payments to the Company stopped. As of the date of the stay, Mega's debt to the Company, including the deferred debt, amounted to approximately NIS 3.9 million (a reduction from the amount of Mega's debt to the Company as of December 31, 2015, when this figure was NIS 5.7 million).

The Company continues to work with Mega and to supply it with merchandise in accordance with a plan established by the trustees of Mega.  Pursuant to such plan, the Company receives payment in cash at the end of each week with respect to products it supplies to Mega.

On July 9, 2015, Mega filed a petition with the Center District Court to stay proceedings for Eden Briut Teva Market Ltd. ("Eden"), Mega's subsidiary. In addition, on August 16, 2015 the District Court for the Center District approved an offer by Tiv Taam Holdings 1 Ltd. (“Tiv Taam”) for the purchase of operations and rights in Eden Briut Teva Market Ltd. ("Eden"), Mega's subsidiary, in connection with eight of the independent branches which Eden operates under the brand “Eden Teva Market” (the “Offer”). To the Company's knowledge, the purchase agreement took effect on September 2, 2015. Eden’s debt balance in Willi-Food’s books as of December 31, 2015 was approximately NIS 0.6 million (including VAT).

In light of the uncertainty of Mega’s and Eden Briut Teva Market’s status, the Company provided the sum of approximately NIS 2.9 million on its books for doubtful debts. The total impact on net profits after tax and with the neutralization of the minority's part is approximately NIS 1.3 million.

The loss of Mega and Shufersal Ltd. as customers would have a material adverse effect on the Company’s financial condition and results of operations. The Company is seeking to expand its operations in other areas so as to reduce its dependence on any single significant customer.

We agreed to pay the large supermarket retail chains in the organized market incentives to purchase our products. The incentives include direct discounts in the price of products, penetration discounts for sales of our new products, special discounts for club members of the chains, payments for participation in our product advertisements and special discounts for growing on-line activity of the chains. The above mentioned incentives vary among customers and are usually awarded as part of a written annual framework agreement. These arrangements also generally include specific exclusions, such as direct or joint importing of products that are not considered for purposes of such incentives. Certain of these commitments are not evidenced in written agreements.

Our engagements with private sector customers are not subject to any exclusivity provisions or framework agreements, and they have no specific terms. Prior to any engagement with a potential private sector customer, we examine the financial stability of such potential customer and determine the extent of credit and period of time for which such credit will be granted.  Most private sector customers are required to deposit securities as collateral (personal and/or bank guarantees as well as post-dated checks). Some of the customers in this sector (mainly private supermarket chains and wholesalers) which were affected by new Israeli government regulations which became effective in January 2015 are now awarded  for penetration discounts for sales of our new products and limited discounts for opening of new branches that sell our products and payments for participation in our product advertisements. Customers which were not affected by such new regulations are also awarded incentives to purchase our products based on the increase in volume of sales in excess of agreed-upon amounts or incentives calculated as a fixed percentage of the annual sales to such customer.

In addition, due to such new government regulations, the Company had reduced prices to all the customers. For more information on the new government regulations effective January 2015, see “Item 5. Operating and Financial Review and Prospects – D. Trend Information."

The average aggregate debit balance of the Company's customers with the Company in 2015 was NIS 81.4 million (USD 20.1 million) and the average time period within which our accounts receivable were paid was 86 days, in 2014 it was NIS 87.7 million (USD 22.6 million) and the average time period within which our accounts receivable were paid was 86 days and in 2013 it was NIS 80.2 million (USD 20.6 million) and the average time period within which our accounts receivable were paid was 74 days.

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

The Company's bad debt expenses for the years ended December 31, 2015, 2014 and 2013 were expense of NIS 3,403 thousand (USD 872 thousand), NIS 18 thousand (USD 5 thousand) and NIS 342 thousand (USD 88 thousand), respectively.

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

The sale of most of our dairy and dairy substitute products is performed by external distributers, although some of these sales are made by “van sale” sales agents using small terminals. The sales agents supply these products immediately from the stock of products in the refrigeration trucks in which they travel.

Some of the marketing and distribution to institutional clients in the private sector (such as hotels, police, prisons, the Ministry of Defense and "kibbutz" collective settlements) is done by winning tenders, direct distribution or by wholesalers.

With imported products, the Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 76 days. Occasionally, the Company may take advantage of low priced merchandise and purchase larger amounts than usual of a product with long shelf life. In those cases, the inventory may be sufficient to meet market requirements for more than 90 days. Products ordered by customers in full container loads are generally forwarded directly to the customers’ facilities without being stored in the Company’s facilities. The Company does not regularly maintain a significant backlog of orders from customers; orders received by customers are generally filled within one week. The Company’s inventory as of December 31, 2015 amounted to NIS 34.5 million (USD 8.8 million) compared with NIS 48.6 million (USD 12.4 million) as of December 31, 2014.

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

 The Company also markets cheeses and cheese substitutes such as "SAY CHEESE", which was registered in Israel in July 2012, "EMMA , which was registered in Israel in December 2013.

The Company also markets certain products under the trademark "Gold Food", which was registered in Israel in November 2002 for different uses in the food industry.

The Company also markets snacks under the trademark "Krisponim," which was registered in Israel in August 2008, and markets frozen edamame soybeans under the trademark "Manchow," which was registered in Israel in October 2007.

The Company also markets a line of products with kosher supervision by Badatz Edah HaChareidis under the trademark "Tifeeret", which was registered in Israel in September 2010 for different uses in the food industry.

The Company also markets pasta and sauces under the trademark "Donna Rozza," which was registered in Israel in August 2005 for different uses in the food industry.

Other products marketed by the Company under their original brand name are “Completa”, "Raskas", "Del Monte", "Danesita", "Nobeleza Gaucha", "Hazer Baba", "Fetina", "Sera", "Daawat", "Zanetti", "Ferro", "Hahne", "Arla", "Pasta Mia", "Gelato", "Pastor", "Kolios", "Castello" and "Lurpak". The Company imports several products for the Shufersal chain under the brand name “Shufersal”. The Company also imports several products for the Mega retail chain under the brand "Mega".

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

The government has undertaken various efforts to reduce custom duties and charges in recent years. From late 2011 through 2013, the Company and its subsidiaries received various permits to import various hard chesses with reduced customs duties. In addition custom duties on several other products imported or potentially imported by the Company were significantly reduced during 2013 and the beginning of 2014. In May 2014, the Ministry of Finance announced a tax-free import quota program for hard cheeses (over 6,500 tons), yogurt (over 1,500 tons) and butter and cream (together, more than 1,250 tons). In addition, new procedures were announced for quota distribution in order to increase the efficiency of the allocation and to ensure that the benefit reaches the consumer, including a competitive process exemption from certain customs duties for hard cheeses (with winners chosen by which bidder has the lowest sale price to the end consumer). The Company does not expect these changes to have a material impact on the Company in 2016. For more information, see "Item 5. Operating and Financial Review and Prospectus – D. Trend Information".

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

The Company’s principal shareholder, Willi-Food, as of April 28, 2016, held approximately 61.76% of our ordinary shares (approximately 61.62% on a fully-diluted basis). The primary assets of Willi-Food are the Company’s ordinary shares. Willi-Food was established on November 27, 1992 and its securities have been traded on the Tel Aviv Stock Exchange since January 1993.

The Company, as of April 28, 2016, had seven active subsidiaries, as follows:

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

In addition to the current logistics center, the Company makes use of so-called "free" warehouse services, mainly in the area of the Ashdod seaport. For such services, the Company is charged only for storage per container (i.e., there is no charge for rental when containers were not stored there). The Company's expenses for usage of free warehouses services were NIS 181 thousand (USD 46.5 thousand) for the year ended December 31, 2015, NIS 1,308 thousand (USD 336.3 thousand) for the year ended December 31, 2014 NIS and 1,110 thousand (USD 285.4 thousand) for the year ended December 31, 2013. The increase in cost of using "free" warehouse services in fiscal 2014 and 2013 compared to fiscal 2012 was primary due to increased activity in chilled and frozen products.  In 2014, the Company expended its chilled and frozen storage facility at its logistics center in order to save the Company the expense of using storage services in free warehouses, as described above, and in order to improve Company's operations.

As of December 31, 2015, the Company owned two freezing trucks, five refrigeration trucks (each with a capacity of 7.5 to 12 tons), three regular trucks (each with a capacity of 15 to 27 tons) and nine combined trucks (each with capacity of 12 to 27 tons).

Since January 22, 2008, the Company has been operating the Yavne facility under a municipal business license as required under Israeli applicable law. The license has been granted permanently.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto submitted in this Annual Report. The Company's financial statements as of December 31, 2015 and for the year then ended have been prepared in accordance with IFRS and interpretations issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

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

The Company continues to cope with the aftermath of nationwide protests that developed in mid 2011 against the high cost of living in Israel, including the cost of dairy products. The outcome of this protest, in which consumers demanded a decrease in the selling prices of many food products, was a decrease in our sales and profit between mid-2011 to mid-2012.  Although the pressure for price reductions abated following this period, protests began again in mid-2014, and there remains in Israel a strong price awareness among consumers that continues to affect the food industry and the level of pricing. In addition, in general, food consumption in Israel decreased in monetary terms by 1.7% and in volume by 0.5%, despite a natural population growth rate of about 2% per year. The Company has taken various measures in recent years to cope with these changes in the local food market, including expanding its product lineup, introducing new products, increasing sales of higher margin products and adjusting the sale prices of its products to consumers in accordance with product prices of the Company's suppliers, and will continue to take additional steps in the future.  The Company remains focused on maximizing long-term profitability and believes that it will continue to benefit from a multi-channel approach and broad kosher product base that addresses a consumer trend toward more health-conscious food choices. In addition, the Company will continue to focus on controlling expenses and import costs to keep its prices competitive.

In the summer of 2014, Israel launched a military operation called Operation Protective Edge against Hamas, a militia group and political party operating in the Gaza Strip. The conflict, which lasted almost two months, negatively affected business conditions in Israel. We estimate that the conflict with Hamas reduced the Company's sales by approximately NIS 16 million in 2014

The most significant expense which affected 2015 operating income, and in particular general and administrative expenses, was the cost related to a termination agreement with companies controlled by Zwi Williger, the Company's former Chairman, and Joseph Williger, the Company's former President and a director, after which Messrs. Zwi and Joseph Williger no longer held any positions with the Company. The total cost related to the termination agreement was NIS 13 million (US$ 3.3 million), or approximately 4.2% of 2015 sales. On November 13, 2015, the Board of Directors of the Company approved the terms of the termination of the management service agreements between the Company and companies controlled by Messrs. Zwi and Joseph Williger. On January 18, 2016, following approval of the termination agreement by Company shareholders on January 13, 2016, Messrs. Zwi and Joseph Williger resigned from the Company's Board of Directors and all other positions in the Company, its subsidiaries, and Willi-Food, and were appointed by the Company's Board of Directors as Co-Presidents of the Company. On January 21, 2016, the Company announced that Messrs. Zwi and Joseph Williger were terminated from their services as Co-Presidents of the Company pursuant to the termination agreement.  As a result, they no longer hold any positions with the Company.

The termination agreement provides, inter alia, for certain payments to each of two companies controlled by Messrs. Zwi and Joseph Williger, respectively, including an annual bonus for each of the years 2015 and 2016 of NIS 2 million (excluding VAT) (approximately USD 0.5 million), a retirement bonus of NIS 1.67 million (excluding VAT) (approximately USD 0.4 million), certain management fees of NIS 1.67 million (excluding VAT) (approximately USD 0.4 million) during the year following a notice period, management fees during a notice period for 5.5 months of NIS 0.75 million (excluding VAT) (approximately USD 0.19 million), and the redemption of 90 vacation days of NIS 0.57 million (excluding VAT) (approximately USD 0.15 million) to each of Messrs. Zwi and Joseph Williger. In addition, reimbursement was provided for payments made by Mr. Zwi Williger in connection with a car provided by the Company in the amount of NIS 173 thousand (approximately USD 44 thousand). All payments to Messrs. Zwi and Joseph Williger and their respective companies were deposited in trust during the year 2015 and relisted 3 business days after the approval of agreement by Company shareholders on January 13, 2016.

In addition, 2015 operating income, and in particular general and administrative expenses, was further impacted by a NIS 3.4 million (US$ 0.9 million) write-off recorded with respect to the Company’s estimated exposure to the debts of Mega Retail Ltd. and Eden Briut Teva Market Ltd.

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

For convenience purposes, the financial data for the years ended December 31, 2015, 2014 and 2013 has been translated into U.S. Dollars using the representative exchange rate. This rate as of December 31, 2015 was NIS 3.902 = USD 1.00.

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

1.	Recognition of income

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

a.	Sale of goods

Revenue from the sale of goods is recognized when all the following conditions are satisfied:

•	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;
•	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the entity; and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

b.	Customer returns and rebates

The customer returns, rebates and other credits are being deducted from revenues. Although, in general, the Group does not grant rights of return and rebates, its enable for certain customers from time to time to return products. The Group assesses the expected customer returns and rebates according to specific information in its possession and its past experience in similar cases. According to IAS 18, these provisions are reduced from the Company's revenues. As of December 31, 2015, the provision for returns is insignificant.

2.	Useful lifespan of property, plant, and equipment

During every annual reporting period, the Company's management assesses the estimated useful life span of an item of property, plant and equipment. There were no changes to the estimated useful life spans of an item of property, plant and equipment during the course of the financial reporting period.

3.	Employee benefits

The current value of the Company's liability for payment of severance compensation and for pension plans for its employees is based on a significant amount of data, which are determined on the basis of actuarial valuation utilizing a large number of assumptions, including the capitalization rate. Changes in the actuarial assumptions may impact the carrying amount of the Company's liabilities for payment of severance compensation and pension payments. The Company estimates the capitalization rate once per year, based on the capitalization rate of highly rated corporate bonds. Other key assumptions are determined based on the prevailing market conditions and the Company's experience. For additional details about the assumptions utilized by the Company, see Note 13 of the financial statements.

A.	RESULTS OF OPERATIONS

The following table sets forth for the periods indicated the correlation (in percentages) between items from the Company’s statements of operations to its total sales for such periods:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Revenues	100%	100%	100%
Cost of Sales	76%	75.78%	75.10%
Gross Profit	24%	24.22%	24.90%
Selling Expenses	11.93%	12.08%	10.45%
General and Administrative Expenses	10.54%	5.85%	5.78%
Other (Income)	(0.7)%	(0.90)%	(0.02)%
Operating profit	2.25%	7.19%	8.69%
Financial Income, Net	0.76%	0.74%	3.61%
Profit before taxes on income	3.01%	7.93%	12.30%
Taxes on income	0.82%	2.19%	2.83%
Net Income	2.19%	5.74%	9.47%

Year Ended December 31, 2015 compared with Year Ended December 31, 2014

Revenues.  Revenues for fiscal 2015 decreased by NIS 16,227 thousand (USD 4,158 thousand), or 4.9%, to NIS 312,514 thousand (USD 80,091 thousand) from NIS 328,741 thousand (USD 84,249 thousand) recorded in fiscal 2014. Revenues decreased primarily due to a decrease of sales to Mega Retail Ltd., one of our largest customers. Other factors included an overall market decline in food product consumption by the Israeli consumer, the Company's strategic focus on lower volume of sales of one-time sales lower margin products (which caused a decrease in the volume of sales while maintaining approximately the same level of gross profit as a percentage of sales as in fiscal 2014), and due to government regulations that became effective in January 2015 prohibiting certain of the Company's customers from billing the Company for marketing services, such as shelf stocking services, which led to lower sales prices and a resulting reduction in revenues and selling expenses.

Cost of Sales.  Cost of sales for fiscal 2015 decreased by 4.7% to NIS 237,452 thousand (USD 60,854 thousand), or 76% of revenues, from NIS 249,136 thousand (USD 63,848 thousand), or 75.78% of revenues recorded in fiscal 2014.  The decrease in cost of sales in fiscal 2015 compared to fiscal 2014 was primary due to a decrease in sales.

Gross Profit.  Gross profit for fiscal 2015 decreased 5.7% to NIS 75,062 thousand (USD 19,237 thousand), or 24% of revenues, from NIS 79,605 thousand (USD 20,401 thousand), or 24.2% of revenues, recorded in fiscal year 2014. The percentage of gross margin remain approximately the same, see revenue above. The total gross profit decreased due to lower volume of sales.

Selling Expenses.  Selling expenses decreased by 6% from fiscal 2014 to NIS 37,294 thousand (USD 9,558 thousand), or 11.93% of revenues, from NIS 39,696 thousand (USD 10,173 thousand), or 12.08% of revenues recorded in fiscal 2014.  The decrease in selling expenses was primarily due to a decrease in promotion expenses as mentioned above, and due to a decrease in vehicle and transport expenses as a result of adjusting expenses in light of lower sales. Selling expenses as a percentage of sales were 11.93%, approximately the same percentage as in fiscal 2014.

General and Administrative Expenses. General and administrative expenses for fiscal 2015 increased by 71.2% to NIS 32,926 thousand (USD 8,438 thousand), or 10.54% of revenues, from NIS 19,231 thousand (USD 4,928 thousand), or 5.85% of revenues recorded in fiscal 2014.
The most significant expense which affected general and administrative expenses was the cost related to a termination agreement with companies controlled by Zwi Williger, the Company's former Chairman, and Joseph Williger, the Company's former President and a director, after which Messrs. Zwi and Joseph Williger no longer hold any positions with the Company. The total cost related to the termination agreement was NIS 13 million (US$ 3.3 million), or approximately 4.2% of sales. In addition, operating income and in particular general and administrative expenses was further impacted by a NIS 3.4 million (US$ 0.9 million) write-off recorded with respect to the Company’s estimated exposure to the debts of Mega Retail Ltd. and Eden Briut Teva Market Ltd.

Other Income.  Other income for fiscal 2015 amounted to NIS 2,182 thousand (USD 559 thousand) compared to NIS 2,943 thousand (USD 754 thousand) recorded in fiscal 2014.  Other income for fiscal 2015 was mainly comprised of a NIS 1,961 (USD 503 thousand) compensation received from the Israeli authorities for the losses the Company suffered from Operation Protective Edge in the summer of 2014.

Operating Profit.  Operating profit for fiscal 2015 decreased by NIS 16,596 thousand (USD 4,253 thousand), or by 70.25%, to NIS 7,025 thousand (USD 1,800 thousand), or 2.2% of revenues, from NIS 23,621 thousand (USD 6,054 thousand), or 7.1% of revenues, recorded in fiscal 2014. The decrease in operating profit was primarily due to a decrease in the gross profit and an increase in General and Administrative expenses.

Financing Income, Net.  Financing income, net, for fiscal 2015 decreased by 1.4% to NIS 2,385 thousand (USD 611 thousand) compared to NIS 2,419 thousand (USD 620 thousand) recorded in fiscal 2014. Financing income, net, for fiscal 2015 consisted primarily of a gain from marketable securities of NIS 186 thousand (USD 48 thousand) compared to a loss from marketable securities of NIS 1,995 thousand (USD 511 thousand) recorded in fiscal 2014, and loss from foreign currency differences of NIS 614 thousand (USD 157 thousand) recorded in fiscal 2015 compared to a profit from foreign currency differences of NIS 2,745 thousand (USD 703 thousand) recorded in fiscal 2014.

Profit before taxes on income.  Profit before taxes on income for fiscal 2015 decreased by NIS 16,630 thousand (USD 4,262 thousand), or by 63.9%, to NIS 9,410 thousand (USD 2,412 thousand) from NIS 26,040 thousand (USD 6,673 thousand) recorded in fiscal 2014. The decrease in profit before taxes on income was primarily due to a decrease in operating profit and a decrease in financing income.

Taxes on Income.  Taxes on income for fiscal 2015 decreased by 64.29% to NIS 2,566 thousand (USD 658 thousand) from NIS 7,186 thousand (USD 1,842 thousand) recorded in fiscal 2014. The decrease in taxes on income in fiscal 2015 compared to fiscal 2014 was attributable to a decrease in income before taxes.

Profit for the year.  Profit for fiscal 2015 decreased by 63.7% or NIS 12,010 thousand (USD 3,078 thousand), to NIS 6,844 thousand (USD 1,753 thousand), or NIS 1.45 (USD 0.37) per share or 2.2% of revenues, from NIS 18,854 thousand (USD 4,831 thousand), or NIS 1.45 (USD 0.37) per share or 5.7% of revenues, recorded in fiscal 2014. The decrease in profit for the year was primarily due to a decrease in profit before taxes on income.

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

For fiscal 2015, cash and cash equivalents, net of short-term bank debt, decreased from NIS 82.9 million (USD 21.2 million) as of December 31, 2014 to NIS 79.4 million (USD 20.3 million) as of December 31, 2015.

 During fiscal 2015, marketable securities, short term deposits and loans carried at fair value through profit or loss increased to NIS 165.295 million (USD 42.4 million) from NIS 142.2 million (USD 36.4 million) as of December 31, 2014.

Cash flow from operating activities

For fiscal 2015, the Company generated a positive cash flow from continuing operating activities of NIS 14.3 million (USD 3.4 million) compared to positive cash flow from continuing operating activities of NIS 19.7 million (USD 5 million) in fiscal 2014, a change primarily as a result of a decrease in profit from continuing operations from NIS 18.9 million (USD 4.8 million) in fiscal  2014 to NIS 6.8 million (USD 1.8 million) in fiscal 2015, and a decrease in inventory of NIS 14.1 million (USD 3.6 million) compared to a decrease of NIS 5.4 million in fiscal 2014.

Cash flow from investing activities

During fiscal 2015, the Company utilized cash flow of NIS 24.6 million (USD 6.3 million) from continuing investing activities compared to NIS 27.1 million (USD 6.9 million) generated in fiscal 2014, primarily due to an increase of proceeds used in purchase of marketable securities of NIS 22.1 million (USD 5.7 million) compared to NIS 11.8 million (USD 3 million) in fiscal 2014, and a decrease of acquisition of property plant and equipment from NIS 8.1 million (USD 2.1 million)  in fiscal 2014 to NIS 3 million (USD 0.7 million) in 2015.

In fiscal 2014, the Company had proceeds from loan carried at fair value in a sum of NIS 65.4 million (USD 16.8 million) due to the loan the Company gave to C.D-B.A Holdings (Designated) (2013) Ltd. in 2013, and proceeds used in purchase of short term deposit of a NIS 19.4 million (USD 5 million).

Cash flow from financing activities

During fiscal 2015, the Company generated cash flow of NIS 6.8 million (USD 1.7 million) for continuing financing activities, mainly due to proceeds from an exercise of options in a sum of NIS 6.8 million (USD 1.7 million).

Cash requirements

The Company’s cash requirements, net, during the years ended December 31, 2015 and 2014 were met primarily through its working capital. As of December 31, 2015, the Company had working capital of NIS 352.4 million (USD 90.3 million) compared to working capital of NIS 340.8 million (USD 87.3 million) as of December 31, 2014. The Company believes that its working capital is sufficient for the Company's present requirements.

Trade receivables

The Company’s trade receivables balance as of December 31, 2015 was NIS 81.4 million (USD 20.9 million) compared to the trade receivables balance as of December 31, 2014 in the amount of NIS 86.7 million (USD 22.2 million). The average time period within which our accounts receivable were paid was 86 days in 2015 compared to 86 days in 2014.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The representative rate of the U.S. Dollar was NIS 3.902 on December 31, 2015, compared to NIS 3.889 on December 31, 2014, NIS 3.471 on December 31, 2013, NIS 3.733 on December 31, 2012 and NIS 3.821 on December 31, 2011. As of April 25, 2016, the representative rate of the U.S. Dollar was NIS 3.774.

The annual rates of inflation (deflation) in Israel during the years ended December 31, 2010, 2011, 2012,  2013, 2014 and 2015 were approximately 2.2%, 1.6%, 1.8%, (0.2%), and (0.1%), respectively, while during such periods the revaluation (devaluation) of the NIS against the U.S. Dollar was approximately (7.7%), 2.3%, 7.0%, (12.1%) and (0%), respectively.

A revaluation of the NIS in relation to the U.S. Dollar has the effect of increasing the U.S. Dollar value of any assets of the Company which consist of NIS or receivables payable in NIS. Such a revaluation also has the effect of increasing the U.S. Dollar amount of any liabilities of the Company which are payable in NIS (unless such payables are linked to the Dollar). Conversely, any decrease in the value of the NIS in relation to the U.S. Dollar has the effect of decreasing the U.S. Dollar value of any linked NIS assets of the Company and the U.S. Dollar amount of any linked NIS liabilities of the Company.

The dollar cost of the Company’s operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by the devaluation of the NIS in relation to the U.S. Dollar.

Guarantees and Pledges

Principally in connection with letters of credit issued to the Company, the Company has issued a debenture to each of Bank Leumi Le’Israel Ltd., Bank Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. The Company has pledged all of its assets (including its outstanding share capital and goodwill of the Company) in favor of Bank Leumi Le’Israel Ltd., Bank Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company’s suppliers.  Bank Leumi Le’Israel Ltd., Bank Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. have agreed among them that the pledges subject to such debentures will rank pari passu. The outstanding amount of such letters of credit as of December 31, 2015 was approximately NIS 16,214 thousand (USD 4,155 thousand).

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

In June 2011, a national protest began against the rise of prices of dairy products in Israel. As a result of the protests, the Israeli government announced the creation of a committee headed by Prof. Manuel Trajtenberg, to formulate a plan to deal with the burden on the middle class. The national protest described above, as well as continued economic uncertainty, caused Israeli consumers to reduce consumption of dairy products and to demand lower prices, which resulted in decreasing the Company's revenues and profits in the second half of fiscal 2011. In the second half of 2014, cost of living protests returned to Israel, and the pressure to lower prices has continued into 2016. Competition among Israeli food providers remains intense, and price increases are unlikely for the foreseeable future. At the same time, the government recently increased import quotas for various products, further increasing competition. In order to mitigate such effects, the Company is exploring a variety of strategies, such as introducing new products into the market.

On January 15, 2015, a law entitled "Promoting Competition in the Food Industry" (the "Food Law") went into effect.  Designed to advance and increase competition in the food industry in order to reduce prices to the consumer, the Food Law is divided into three main sections:

(i) provisions related to increasing the transparency of prices at large retailers ("Large Retailer", as defined therein) – the Food Law requires that large food retail chains advertise on the internet the current prices of their products in each branch, which will enable the development of internet sites to compare prices between food stores close to a consumer's residence.

(ii) provisions related to addressing regional concentration for food retailers – the industry is characterized by high concentration of food retail chains in a single geographic area.  These chains force competitors from the same region and limit competition.  The Food Law prohibits, among other things, the large food retail chains that control a specific region from opening new stores without the consent of the Israel Antitrust Commissioner.  In addition, the anti-trust court may require these retailers to sell branches suffering from high concentration and low competition.

(iii)  provisions related to advancement of competition and arrangement of fair competition in the food retail industry – the food industry is characterized by a small number of dominant suppliers, most of which have been declared monopolies.  In addition, anti-competitive arrangements have been established in the industry whose purpose is to force products of medium-sized and small suppliers from the shelves and to hurt competition. The Food Law prohibits various anti-competitive arrangements by large suppliers and large food retailers, such as involvement of a supplier in the manner of arrangement of products in the stores, and in setting of prices of products from other suppliers.

In addition, the law includes a temporary order to limit the shelf space of very large suppliers (defined as retailers whose annual sales exceed NIS 1 billion) to 50% of the shelf space at large stores (defined as stores with more than 250 square meters) of larger retailers.  The purpose is to enable medium-sized and small suppliers, such as the Company, to obtain shelf space at the large food retailers and thereby increase competition and lower prices for the end customer.  The Company is not currently on the list of large suppliers maintained by the Anti-Trust Authority. A large supplier is defined as a supplier with revenues to retailers, or through retailers, in Israel of more than NIS 300 million, or a supplier who is a monopoly as defined in the Israel anti-trust law, with respect to a particular food products for which it was declared a monopoly.

The Company expects that in the long term the Food Law could positively affect the financial results of the Company because it may provide more shelf space to the small and medium size suppliers such as the Company and lessen the influence of our largest competitors. However, it is difficult to assess at the present time the degree of influence that such law may have.

In addition, the Company's management is evaluating the financial stability of its customers by entering into agreements with companies for providing business data, examining bank accounts, conducting inquiries, and following negative publicity regarding its customers or other signs indicating financial difficulties.

In May 2014, the Ministry of Finance announced the implementation of a government decision to open free of duty import quotas for hard cheeses (over 6,500 tons), yogurt (over 1,500 tons) and butter and cream (together, more than 1,250 tons). This decision revoked an earlier decision which determined an import duty on these products. Pursuant to this decision, the Company and Goldfrost won quotas for imports of a variety dairy products. Another announcement of the Ministry of Finance formulated new procedures for the distribution of duty-free quotas in order to increase the efficiency of the market and in order to ensure that the benefit reaches the consumer and that the program will operate to support small dairies in order to increase competition in the domestic market. In late 2014, the Ministry of Finance announced the opening of the competitive process for hard cheese import quotas exempt from customs duties, while the winning importers would be obligated to sell products at a lower selling price to the end consumer. The Company and Goldfrost did not participate in this process. In late 2015, the Ministry of Finance announced an additional competitive process for tax free import quotas for cheeses under the same conditions to the lowest bidder for prices to the final consumers, The Company and Goldfrost received more than 1,000 tons of cheeses and 500 tons of butter for import fully exempt from customs duties in addition to other exemptions from custom duties on other products. The Company believes that the effect of these reductions and procedures for the Company and Goldfrost in 2016 will be material and will contribute substantially to the development and growth in a variety of sales.

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

A published report from March 2012 ("The Specialty Food Market in North America" by Agriculture and Agri-Food Canada) concluded that the North American kosher food market grew 15% year-over-year in the past 10 years, with roughly $200 billion in kosher certified food products sold annually and an active consumer base of 15 million. According to this report, kosher products are expected to grow in the future and become the largest ethnic food segment in the U.S. An increasing number of companies are seeking kosher certification, and the demand for kosher ingredients for these products is also rising. The demand for kosher products in the U.S. is not limited to the Jewish population. The majority of today's kosher consumers are non-Jewish religiously (i.e. observant consumers such as Muslims and Seventh-Day Adventists), consumers with specific dietary restrictions and health and safety-conscious consumers.

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

The following table of the Company’s material contractual obligations as of December 31, 2015 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands)
Total open purchase orders	NIS 9,236	NIS 9,236	--	--	--
	(USD 2,375)	(USD 2,375)

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The directors, executive officers and key employees of the Company as of the date of this Annual Report are as follows:

Name	Age	Position with the Company
Gregory Gurtovoy	52	Chairman of the Board
Ilan Admon	66	Deputy Chairman of the Board
Israel Yosef Schneorson	50	Director
Gershon Chanoch Winderboim	59	Director
Shneor Zalman Vigler	37	Director
Emil Budilovsky	46	Director
Ilan Cohen (1)	57	Director
Sigal Grinboim (1)	51	External Director
Menashe Arnon (1)	76	External Director
Oleksander Avdyeyev	37	Director
Iram Ephraim Graiver	50	Chief Executive Officer
Pavel Buber	34	Chief Financial Officer

(1)	Members of the Company’s Audit Committee

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

The business experience of each of the Directors, executive officers and key employees of the Company is set forth below:

Gregory Gurtovoy, the indirect controlling shareholder of the Company, was appointed in July 2015 as Co-Chairman of the Board together with Mr. Zwi Williger. On January 18, 2016, Zwi Williger resigned from the Company's Board of Directors and Mr. Gurtovoy became the sole Chairman of the Board. In addition, Mr. Gurtovoy serves as Chairman of the Supervisory Board of Platinum Bank, a retail bank located in the Ukraine, and is Managing Partner of GHP Group Investment Bank, a privately-held investment bank located in the Ukraine.  He earned an MBA from both Moscow University of the National Economy and the St. Petersburg Civil Aviation Academy, both of which are in Russia, and a PhD in economics from the National Civil Aviation University in Kiev, Ukraine.

Ilan Admon has served as a director since September 2015, and in November 2015 was appointed as the Company's Active CEO and Deputy Chairman of the Board.  He served as Active CEO until Iram Ephraim Graiver assumed the duties of CEO on December 15, 2016, after which he continues to serve as Deputy Chairman of the Board.  In addition, Mr. Admon serves as the Chairman of the Board of Directors of Nachshonit Ltd., a water and amusement park in Kibbutz Nachsonim, Israel since April 2012. Mr. Admon also serves as a member of the board of directors of Levinstein Properties Ltd., a construction and real estate company traded on the TASE, Termokir Industries Ltd., a manufacturer of grouts, adhesives, and plasters, and Plastnir Ltd., a manufacturer of flexible plastic packaging. From 2004 to 2007, Mr. Admon was General Manager of Hafestus Ltd., a developer and manufacturer of top sealing machines for packaging products; from 2002 to 2004, he served as Chairman and General Manager of Serafon Ltd. and Zach Ltd., both of which are chemical and paint manufacturers; from 1999 to 2002, he served as a senior vice-president at Pelephone Communications Ltd., a cellular communication provider; and from 1994 to 1999, he served as CEO of Elite Foods Ltd., a company in the food manufacturing industry. Mr. Admon earned an MBA from the Hebrew University of Jerusalem.

Israel Yosef Schneorson has served as a director since May 2014.  In addition, he has served as Vice Chairman of Willi-Food since May 2014, CEO and a Vice Chairman of BGI Investments (1961) Ltd. since August 2012 and as CEO and Vice Chairman of BSD since August 2013.  In addition, Mr. Schneorson served as economic advisor to Mr. Oleksandr Granovskyi, the previous controlling shareholder of the company, from 2007 to 2012, and as CEO and director of ZBI Ltd., a holding company traded on the TASE, from 2012 to 2014.  Mr. Schneorson attended the Rabbinical College of America in Morristown, New Jersey.

Gershon Chanoch Winderboim has served as a director of the Company since May 2014. In addition, Mr. Winderboim has served as Chairman of BGI Investments (1961) Ltd. since November 2013 and as a director of ZBI Ltd. since 2012.  Mr. Winderboim served as Chairman of ZBI Ltd. from 2013 to 2014. A real estate and tax attorney at the law firm of Meir Mizrahi & Co., Mr. Winderboim has a degree in law from the Shaarey Mishbat College in Israel and certified master's degree in law from the Bar-Ilan University in Israel.

Shneor Zalman Vigler has served as a director of the Company and Willi-Food since May 2014. In addition, Mr. Vigler has served as a director of BGI Investments (1961) Ltd. since March 2014. He currently serves as the Assistant to the Chief Rabbi of Odessa and southern Ukraine and Acting Principal of various community institutions.

Emil Budilovsky has served as a director of the Company and Willi-Food since May 2014. Between December 2014 and March 2015, Mr. Budilovsky served as CEO of the Company and Willi-Food. Between June 2014 and April 2016, Mr. Budilovsky served as VP of Business Development for BSD and from July 2015 to December 2015 he also served as CEO, CFO and Company Secretary of BSD, and between April 2015 and December 2015 he also served as a director of BSD. Between July 2015 and March 2016, Mr. Budilovsky served as CEO, CFO, Company Secretary and Director of BGI Investments (1961) LTD. In addition, Mr. Budilovsky served as the CEO of Arricano Real Estate Plc, a leading developer and operator of shopping centers in the Ukraine traded on the AIM Market in London, from 2012 to 2013, as the CFO of Mirland Development Corporation Plc, a real estate developer in the Russian Federation traded on the AIM Market in London (and a subsidiary of the Fishman Group), from 2010 to 2012, and CFO of Adama Ukraine Ltd., a real estate developer in the Ukraine, from 2009 to 2010.  Mr. Budilovsky has degrees in accounting and economics from Tel Aviv University, an MBA from Tel Aviv University and a degree in law from the College of Management in Tel Aviv.  Mr. Budilovsky is a member of the New York Bar.

Ilan Cohen has served as a director of the Company since May 2014. Since that time, Mr. Cohen has also been self-employed as a consultant manager for various construction projects. For approximately 20 years until May 2014, he was the Manager of Administration of Jerusalem City Hall, Kikar Safra Campus, and other municipal buildings.  Mr. Cohen received his BA in the history of the Jewish nation from the Open University in Tel Aviv, Israel and he studied architecture at Bezalel Academy of Arts and Design in Jerusalem.

Sigal Grinboim has served as external director of the Company since August 2015. In addition, Ms. Grinboim serves as an external director in three companies publicly traded on the TASE, as follows: Tamir Fishman Real Estate Fund, Gindi Investments 1 Ltd., a real estate and construction company, and Nextgen Biomed Ltd., a biotechnology company. In addition, since 2007 Ms. Grinboim has been providing external financial services and professional financial opinions.  Between 2004 and 2007, Ms. Grinboim was the Manager of the Israeli branch and the chief financial officer of HOMI Industries Ltd., a Nasdaq listed company which develops and manufactures a range of advanced computerized minibars.  Between 2003 and 2004, she was a partner in the accounting firm Romano and Co., and between 1997 and 2002, she was the chief financial officer of Amos Gazit Ltd., which sells safety products. Between 1993 and 1996, Ms. Grinboim was an audit senior manager in the accounting firm Fahan Kane and Co.  Ms. Grinboim is a certified public accountant (Israel).  She holds a BSC in exact sciences from Tel Aviv University, and she received her BA in Accounting and Business Management from the College of Management in Tel Aviv.

Menashe Arnon has served as external director of the Company since August 2015. In addition, Mr. Arnon has served as a financial and organizational consultant to Spancrete Palmachim Ltd., a private Israeli company which manufactures pre-cast concrete products for the construction industry, since 2007.  He also currently serves as an external director and finance committee member of the Israel Land Development Company Ltd., an Israeli company traded on the TASE that is active in the fields of real-estate, utilities and energy, hotels and outdoor advertising, and of Hagag-Group Ltd., an Israeli company traded on the TASE that is active in the real estate construction field.  From 1999 to 2005, he served a senior executive partner at Deloitte Brightman Almagor C.P.A. Mr. Arnon also served as the outside auditor for Israeli companies traded on the TASE, such as Urdan Metal and Casting Ltd. and Orbit Communication Systems Ltd., and as the outside auditor for Israeli companies traded on Nasdaq, such as Suspension and Parts Industries Ltd. Mr. Arnon is a graduate of the Hebrew University of Jerusalem and has been an Israeli C.P.A. since 1969.

                Oleksander Avdyeyev has served as a director since July 2015.  Mr. Avdyeyev is an attorney who serves as deputy director of the Lawrus Law Firm in Odessa, Ukraine, and director of MAXTGROUP LLC in Kiev, Ukraine.  MAXTGROUP LLC is a holding company investing mainly in the financial sector.  Mr. Avdyeyev earned a specialist degree in law from the Odessa National University in the Ukraine.

Iram Ephraim Graiver has served as Chief Executive Officer of the Company and Willi-Food since December 15, 2015. Since April 2015, Mr. Graiver served as Manager of Business Development for Ness TSG, a company specializing in integration of command-and-control solutions for a wide-range of military and civilian defense, telecommunication and homeland security applications.  From December 2013 to March 2015, Mr. Graiver served as Vice President of Supply Chain Management and Operations for the Company.  From September 2011 to November 2013, Mr. Graiver served as CEO of Poliva Ltd., a manufacturer and distributor of raw materials for the baking and pastry industry and the oil industry.  Prior to this position, Mr. Graiver served as an organization and security consultant and, from 1989 to 2008, held senior positions with the Israel Security Agency.  Mr. Graiver received a BA in economics and logistics from Bar-Ilan University in Ramat Gan, Israel, and an MBA from the College of Management Academic Studies in Rishon LeZion, Israel.

Pavel Buber has served as Chief Financial Officer of the Company and Willi-Food since November 2015. Prior to being appointed CFO, Mr. Buber served as Controller and Secretary of the Company since September 2011.  From 2008 to 2011, Mr. Buber served as an auditor in Ernst & Young Israel in the Capital Markets and Real Estate division. He served from 2006 to 2008 as financial controller of the Yashir Investment House. Mr. Buber is a certified public accountant (Israel). He received a bachelor's degree (B.A.) in Economy and Management from Ben-Gurion University, Israel and  Accounting degree from the Bar-Ilan University, Israel.

B.	COMPENSATION

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2015. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with management fees, salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2015, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

				Equity-Based
Name and Principal Position (1)	Management Fees (2)	Salary (3)	Bonus (4)	Compensation (5)	Total
	NIS Thousand
Zwi Williger – Chairman (former) (6)	4,435	-	3,670	25	8,130
Joseph Williger – President and director (former) (6)	4,435	-	3,670	25	8,130
Gil Hochboim – CEO and CFO (former) (7)	-	748	279	98	1,125
Eyal Alfasi – VP Trade (former) (8)	-	536	-	-	536
Yoav Izak – COO (former) (9)	-	436	-	-	436

(1)	All Covered Executives are employed on a full time (100%) basis.

(2)	Management fees includes also tax gross-up payments.
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

(5)
Represents the equity-based compensation expenses recoded in the Company's consolidated financial statements for the year ended December 31, 2015, based on the option's fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 15 to our consolidated financial statements for the year ended December 31, 2015.

(6)
On November 13, 2015, the Board of Directors of the Company approved the terms of the termination of the management service agreements between the Company and companies controlled by the Zwi and Joseph Williger. On January 18, 2016, following approval of the termination agreement by Shareholders on January 13, 2016, the Willigers resigned from the Company's Board of Directors and all other positions in the Company, its subsidiaries, and Willi-Food, and were appointed by the Company's Board of Directors as Co-Presidents of the Company. On January 21, 2016, the Company announced that the Willigers were terminated from their services as Co-Presidents of the Company pursuant to the termination agreement.  As a result, they no longer hold any positions with the Company. The termination agreement provides, inter alia, for certain payments to each of two companies controlled by Messrs. Zwi and Joseph Williger, respectively, including an annual bonus for each of the years 2015 and 2016 of NIS 2 million, a retirement bonus of NIS 1.67 million, management fees of NIS 1.67 million during the year following the notice period, management fees during the notice period for 5.5 months of NIS 0.75 million, and the redemption of 90 vacation days to each of the Willigers. In addition, reimbursement was provided for payments made by Mr. Zwi Williger in connection with a car provided by the Company in the amount of NIS 173 thousand.

(7)	Mr. Gil Hochboim served as CEO and CFO of the Company and Willi-Food until November 15, 2015, although he continued to serve in other capacities until April 4, 2016.

(8)	Mr. Alfasi served as VP Trade of the Company until September 2015.

(9)	Mr. Izak served as COO of the Company until September 2015.

Aggregate Compensation of Directors and Officers

The aggregate compensation paid by the Company to its directors and officers as a group for the fiscal year 2015 was approximately NIS 10.8 million (USD 2.8 million), excluding bonuses in an aggregate amount of approximately NIS 7.6 million (USD 1.95 million) paid to Messrs. Gil Hochboim and Zwi and Joseph Williger and an expense for share-based payment in accordance with the 2013 Option Plan in an aggregate amount of approximately NIS 0.15 million (USD 0.04 million) allocated to Messrs. Zwi Williger, Joseph Williger and Gil Hochboim. These amounts include all contingent or deferred compensation payable to directors or officers during fiscal 2015. These amounts also include payments to non-executive directors in the aggregate amount of approximately NIS 317 thousand (USD 81.2 thousand) during fiscal 2015.

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

See also “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions”.

Management Service Agreements

On June 1, 1998, the Company entered into management services agreements with companies controlled by each of Mr. Zwi Williger and Mr. Joseph Williger (collectively, the "Williger Management Companies"), pursuant to which Messrs. Zwi and Joseph Williger were to provide management services on behalf of the Williger Management Companies to the Company and to its subsidiary, Gold Frost Ltd. (the “Management Services Agreements”). These agreements were subsequently amended in August 2005, February 2006, March 2008 and August 2011.

The Management Services Agreements, as amended, were for a period of five years commencing on July 20, 2005.  Under the terms of the Management Services Agreements, each of the parties could terminate the agreement at any time, and for any reason, by prior written notice, which was to be delivered to the other party as follows:

●	The Company could terminate the agreement at any time, and for any reason, by prior written notice of at least 18 months.

●	Each Williger Management Company could terminate its agreement at any time, by prior written notice of at least 180 days.

In addition, under the terms of the agreements, if a Williger Management Company terminated its applicable Management Services Agreement, such Williger Management Company was entitled to receive the management fees for a period of six (6) months, beginning after the aforementioned required notice period, whether or not it continued to provide the Company with management services during such six-month period.

Each of the Management Services Agreements provided for monthly service fees equal to USD 24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company’s pre-tax annual profits, if such profits were equal to or less than NIS 3.0 million, or at a rate of 5% if such profits exceeded such level (the "Annual Bonus").  The Management Services Agreements provided that benefits in general, including the social benefits of Messrs. Zwi and Joseph Williger, and income tax payments, national insurance payments and other payments due to employees in respect of their employment, were to be paid for at the sole expense of the Williger Management Companies. The Management Services Agreements further provided the Williger Management Companies with vehicles for the use of Messrs. Zwi and Joseph Williger, and full reimbursement (of an unlimited sum) of expenses incurred by Messrs. Zwi and Joseph Williger while providing management services to the Company.

The Williger Management Companies undertook to indemnify the Company with respect to any claims against the Company relating to employer/employee relations. In addition, each of the Management Services Agreements included confidentiality and non-competition provisions for the duration of the Management Services Period.

On March 13, 2008 the General Meeting of Shareholders, following the unanimous approval of the Audit Committee and the Board dated January 2, 2008, approved the amendment of the Management Services Agreements as follows:

(a)
The monthly service fees according to the Management Services Agreements ceased to be linked to the US Dollar and were to be converted into NIS 102,900 (excluding VAT) linked to changes in the Israeli consumer price index that was known at January 2008.

(b)
The terms of the Management Services Agreements were extended indefinitely, subject to clause (c) below; provided however that in the event the Williger Management Company provides the management services to the Company without the presence of Messrs. Zwi or Joseph Williger, as the case may be, and/or in the case of the death and/or permanent disability of Messrs. Zwi or Joseph Williger, the Company would be entitled to terminate the Management Services Agreement immediately.

(c)
Each of the parties to the Management Services Agreements could terminate the agreement at any time, and for any reason, by prior written notice which was to be delivered to the other party as follows:

●	The Company could terminate the agreement at any time, and for any reason, by prior written notice of at least 36 months.

●	The Williger Management Company could terminate the agreement at any time, by prior written notice of at least 180 days.

(d)
If a Williger Management Company was to terminate the Management Services Agreement, the Williger Management Company would be entitled to receive the management fees for a period of twelve (12) months, which would begin after the prior notice period, whether or not it provided the Company with any management services during such twelve-month period.

(e)
In addition, the Management Services Agreements contained provisions entitling each of Messrs. Zwi and Joseph Williger to 30 vacation days per year, during which days the applicable Williger Management Company would not provide management services to the Company. Unused vacation days could be accumulated and paid for in lieu of taking such days as vacation.

On October 6, 2011, the General Meeting of the Shareholders approved the extension of the Management Services Agreements described above, for three years, from September 15, 2011 until September 14, 2014, following an amendment of the Management Services Agreements to (A) provide that Mr. Zwi Williger would serve as active Chairman of the Board and no longer serve as Chief Operating Officer, and Mr. Joseph Williger would serve as President of the Company and no longer serve as Chief Executive Officer, and (B) reduce from 36 months to 18 months the prior notice that the Company must provide to a Williger Management Company in the event that the Company wishes to terminate the Management Service Agreement.

On August 21, 2014, the General Meeting of the Shareholders approved the extension of the Management Services Agreements described above, for three years, from August 21, 2014 until August 20, 2017.

Termination of Management Service Agreements

On January 13, 2016, shareholders approved certain terms in a termination agreement, dated November 12, 2015, between the Company and companies controlled by each of Mr. Zwi Williger, the Company's former Chairman, and Mr. Joseph Williger, the Company's former President and a director, with the purpose of terminating of the Management Services Agreements (the "Termination Agreement"). The Termination Agreement provided that it would become effective upon shareholder approval of certain of its terms. The Termination Agreement is set forth as an exhibit to this Annual Report on Form 20-F.

In accordance with the terms of the Termination Agreement, the Management Service Agreements would terminate after a notice period of 180 days following execution of the Termination Agreement (the "Notice Period"). During this Notice Period, but in any event until at least January 15, 2016 (the "Termination Date"), Messrs. Zwi and Joseph Williger would continue to manage the core business of the Company while serving as Co-Presidents of the Company. Upon shareholder approval of certain terms of the Termination Agreement,  Messrs. Zwi and Joseph Williger are to resign as directors and from all other positions with the Company, Willi-Food and from any office or position they have or may have had in Willi-Food's subsidiaries (including the Company's subsidiaries) (except for the office of Co-Presidents of the Company). The Termination Agreement provides for certain retirement payments (the "Retirement Payments") to each of the Williger Management Companies, including management fees during the Notice Period, an annual bonus of NIS 2 million (excluding VAT) (approximately USD 0.5 million), a retirement bonus of NIS 1.67 million (excluding VAT) (approximately USD 0.4 million), certain management fees of NIS 1.67 million (excluding VAT) (approximately USD 0.4 million) during the year following a notice period, management fees during a notice period for 5.5 months of NIS 0.75 million (excluding VAT) (approximately USD 0.19 million), and the redemption of 90 vacation days of NIS 0.57 million (excluding VAT) (approximately USD 0.15 million) to each of Messrs. Zwi and Joseph Williger. In addition, reimbursement was provided for payments made by Mr. Zwi Williger in connection with a car provided by the Company in the amount of NIS 173 thousand (approximately USD 44 thousand). All payments to Messrs. Zwi and Joseph Williger and their respective companies were deposited in trust during the year 2015 and relisted 3 business days after the approval of agreement by Company shareholders on January 13, 2016.

The provisions of the Termination Agreement include, among others:

●
During the period between execution of the Termination Agreement and the Termination Date, and upon the appointment of any successor, Messrs. Zwi and Joseph Williger will make their best efforts to accommodate a smooth transition to the successor appointed in their stead pursuant to the provisions of the Termination Agreement to manage the core business of the Company, including but not limited to handing over all contact information, agreements and details being required with regard to the Company customers and suppliers, in addition to making their best efforts for the continuation of the relationship with such customers and suppliers;

●
Messrs. Zwi and Joseph Williger are restricted from competing with the Company, either directly or indirectly, for a period of 12 months commencing upon expiration of the Notice Period, subject to exceptions as set out in the Termination Agreement;

●
Subject to the full and timely satisfaction of all of the Company's undertakings and obligations set forth in the Termination Agreement, each of Mr. Zwi Williger, Mr. Joseph Williger and the Williger Management Companies, irrevocably waives, completely releases and forever discharges the Company and its shareholders (includes the Company's controlling shareholders), subsidiaries, affiliates, officers, directors, and others from any and all claims, rights, demands, actions, obligations and causes of action, known or unknown, which they directly or through the Company may now have or may have against such party, including but without limitation also with regard to that certain agreement dated March 2, 2014, by and among B.S.D Drown Ltd., the Williger Management Companies, Y.M. Dekel-Holdings and Investments Ltd., and Mr. Joseph Williger, subject to exceptions as set out in the Termination Agreement (the "Willifood Controlling Stake Purchase Agreement");

●
Subject to the full and timely satisfaction of all of Mr. Zwi Williger, Mr. Joseph Williger and the Williger Management Companies undertakings and obligations set forth in the Termination Agreement and subject to the restrictions, limitations and consents required under any law, regulation including that of the Israeli Companies Law, the Company irrevocably waives, completely releases and forever discharges Mr. Zwi Williger, Mr. Joseph Williger and the Williger Management Companies from any and all claims, rights, demands, actions, obligations and causes of action, known or unknown, which they may now have or may have against such party, subject to exceptions as set out in the Termination Agreement (the "Waiver"); and

●
The Company shall maintain the effectiveness and validity of its D&O insurance policy in a scope and with coverage at least equal to those existing under the current D&O insurance policy, for a period of at least seven years following the Termination Date, or will purchase run–off insurance coverage with respect to the liability of Mr. Zwi Williger and Mr. Joseph Williger as directors and officers of the Company, subject to the restrictions and consents required under the law.

The terms of the Termination Agreement that had not previously been approved by the shareholders and that were subject to shareholder approval were as follows (the "Termination Agreement Terms to be Approved by Shareholders"):

●	The payment of a retirement bonus in the amount of NIS 1,670 thousand (excluding VAT) (approximately USD 428 thousand) to each of the Williger Management Companies;

●	The payment of an Annual Bonus (for 2015 and 2016) in the amount of NIS 2,000 thousand (excluding VAT) (approximately USD 513 thousand) to each of the Williger Management Companies;

●	The acceleration of the Retirement Payments to the later of December 31, 2015 or three business days following shareholder approval;

●
The purchase of run–off insurance coverage with respect to the liability of Mr. Zwi Williger and Mr. Joseph Williger as directors and officers of the Company (as detailed in section 7 of the Termination Agreement); and

●	Obtaining the Waiver.

In addition, on November 12, 2015, Mr. Gregory Gurtovoy, the Company's indirect controlling shareholder and Co-Chairman of the Board of Directors of the Company, signed a personal undertaking in favor of Messrs. Zwi and Joseph Williger and the Williger Management Companies, effective upon shareholders' approval of certain terms of the Termination Agreement, to guarantee the payment of approximately USD 1.6 million in connection with the exercise of a put option granted to Messrs. Zwi and Joseph Williger and the Williger Management Companies by BSD as part of the terms of the Willi-Food Controlling Stake Purchase Agreement.

Following approval by shareholders, the Management Service Agreements were terminated and, on January 18, 2016, Messrs. Zwi and Joseph Williger resigned from the Company's Board of Directors and all other positions in the Company, its subsidiaries, and Willi-Food. At the same time, Messrs. Zwi and Joseph Williger were appointed by the Company's Board of Directors as Co-Presidents of the Company, positions they held until January 21, 2016, when the Company announced that they had both been terminated from the Company pursuant to the Termination Agreement. As a result, Messrs. Zwi and Joseph Williger no longer hold any positions with the Company, its subsidiaries, or Willi-Food.

Employment Agreements with Gil Hochboim

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

Following the nomination of Mr. Emil Budilovsky as the CEO on December 10, 2014, Mr. Hochboim was appointed as Deputy CEO of the Company.

Following resignation of Mr. Budilovsky as CEO on March 2, 2015, the Board of Directors reappointed Mr. Gil Hochboim as CEO of the Company. At a Special Meeting of Shareholders on May 19, 2015, shareholders approved the terms of service of Mr. Hochboim, commencing March 3, 2015 as follows:

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

•
Each of the Company and Mr. Hochboim may terminate Mr. Hochboim's employment at any time, and for any reason, by prior written notice delivered to the other party. If termination is being made by the Company, the prior written notice shall be at least four months, if termination is being made by the Mr. Hochboim, the prior written notice shall be at least 45 days.

The terms of the exemption and indemnification letter that was previously granted to Mr. Hochboim continued to apply to his service as CEO.  In addition, Mr. Hochboim continued to be included in the Company's D&O insurance policy.

Mr. Gil Hochboim, who also served as Company CFO since July 26 2015, served as CEO and CFO of the Company and Willi-Food until November 15, 2015, although he continued to serve in other capacities until April 4, 2016.

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

•
Annual bonus in accordance with the terms of the Company's Compensation Policy (approved by shareholders on May 19, 2015).  Based on this, the Compensation Committee and the Board of Directors of the Company subsequently approved the payment of NIS 150,000 (approximately $38,440) as an annual bonus for the year 2014.

•
A retirement bonus in accordance with the terms of the Company's Compensation Policy equal to three months' salary in the amount of NIS 129,000 (approximately $33,059) (approved by shareholders on January 20, 2016), and

Zwi Williger

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

Terms of Office and Employment of Ilan Admon as Interim CEO

On November 12, 2015, the Board resolved to appoint Mr. Ilan Admon as the interim CEO until December 15, 2015. On December 3, 2015, the Compensation Committee unanimously approved the following terms of office and employment of Mr. Admon as the interim CEO and, on December 6, 2015, the Board (with two directors voting against) also approved such terms, which are consistent with the Company's Compensation Policy, as follows:

•
Service fees of NIS 65,000 (excluding VAT) (approximately USD 16,658) that would be paid to a company controlled by Mr. Ilan Admon (the “Admon Management Company”) against the submission to the Company of a detailed and duly issued invoice; and

•
The Company will reimburse Admon Management Company for direct and reasonable out-of-pocket expenses incurred by it in the performance of Mr. Admon services; provided, however, that any such expenses in excess of NIS 5,000 (approximately USD 1,281) shall require the prior written approval of the Company.

On February 2, 2016, shareholders declined to support the proposed terms of office and employment of Mr. Admon.

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

Following the termination agreement with companies controlled by Mr. Zwi Williger and Mr. Joseph Williger,  Mr. Zwi Williger stepped down from his position as Chairman of the Board of Directors of the Company, Mr. Joseph Williger, stepped down from his position who as President and member of the Board of Directors of the Company,  and Mr. Gil Hochboim stepped down as Chief Executive Office and Chief Financial Officer of the Company effective immediately, and the Company appointed new officers such as a CEO, a deputy chairman, and CFO. In light of the changes in the Company’s management structure, the Compensation Committee and the Board resolved that it is necessary to reflect changes in the Company’s compensation policy and therefore approved changes in the Compensation Policy originally adopted by the Company on November 2013.

On February 2, 2016, shareholders declined to support a proposed Updated Compensation Policy. In light of such vote, the Compensation Committee and the Board are considering their options in order to advance the best interests of the Company.

Terms of Office and Employment of Iram Graiver as CEO

On November 12, 2015, the Board appointed Mr. Iram Graiver as CEO effective December 15, 2015. On December 3, 2015, the Compensation Committee unanimously approved the following terms of office and employment of Mr. Graiver and, on December 6, 2015, the Board (with the objection of one director and abstention of one director) also approved such terms, subject to shareholder approval of the Updated Compensation Policy and effective for a period of 36 months commencing December 15, 2015 (collectively the "Terms of Office and Employment of Mr. Graiver"), as follows:

Salary - Gross monthly salary of NIS 65,000 (approximately USD 16,658) ("Monthly Payment") linked to the Israeli Consumer Price Index;

Managers’ Insurance Policy - the monthly payments to be made by the Company towards Mr. Graiver's pension and compensation funds will be an aggregate of 15.33% of the sum of the Monthly Payment (approximately NIS 10,000, or USD 2,563);

Study Fund ("Keren Hishtalmut") - the monthly payment to be made by the Company towards Mr. Graiver's study fund will total 7.5% of the of the sum of the Monthly Payment (approximately NIS 4,875 or USD 1,250);

Vehicle - The Company will provide Mr. Graiver with a vehicle, the value of which does not exceed the amount of NIS 240,000 (approximately USD 61,500). The Company will cover all the operating expenses of the Company car (excluding fines) including grossing up the related tax, known as “Shovi Rechev";

Vacation Days - 22 vacation days per year, during which days Mr. Graiver will not provide services to the Company;

Convalescence and Illness - in accordance with applicable law; and

Reimbursement of Expenses - Mr. Graiver will be entitled to reimbursement of reasonable expenses against the provision of receipts, incurred while performing his duties such as food and lodging, (except for cell phone expenses which will be paid by the Company) – in amounts not in excess of NIS 50,000 (approximately USD 12,800) per annum, provided that these expenses are approved by the Company's Audit Committee or someone authorized by the Company's Audit Committee to do so;

The maximum total monthly amount received by Mr. Graiver, including all Related Benefits (such as Managers' Insurance Policy, Study Fund, Vehicle expenses and Vehicle tax gross up, and Vacation Days) and excluding Profit Related Bonuses and Discretionary Bonuses (as detailed below), will not exceed NIS 140,000 (approximately USD 35,900) for a full time position.

Profit Related Bonus- Mr. Graiver will be entitled to receive an annual measurable bonus derived from the "Profit Target" (i.e.,- annual operating profit target before bonuses, operating finance expenses and payments to the Williger Management Companies in connection with their Management Services Agreements or Termination Agreement, that will be determined at the commencement of each year and will be approved by the Company’s Compensation Committee).  The annual measurable bonus will not exceed an amount equal to 12 Monthly Payments.

The Profit Related Bonus mechanism -

o	In the event that the Company achieves the Profit Target, Mr. Graiver will be entitled to receive a bonus in an amount equal to 3% of the Profit Target.

o
In the event that the actual profits of the Company are greater than the Profit Target, Mr. Graiver will be entitled to an additional bonus of 1% of the difference between the actual profit and the Profit Target.

o
Mr. Graiver will not be paid a Profit Related Bonus in the event that the actual profit of the Company for the relevant year is lower than NIS 10 million (approximately USD 2.6 million). Notwithstanding the above,  for the fiscal year 2016, Mr. Graiver will not be paid a Profit Related Bonus if the actual profit of the Company is lower than NIS 5 million (approximately USD 1.3 million).

Discretionary Bonus -

o
Mr. Graiver may also be entitled to an additional annual bonus to be determined by the Company’s Compensation Committee and the Board, taking into consideration his performance during the relevant year. The criteria to be used to determine Mr. Graiver's eligibility for the Discretionary Bonus will be as set forth in the Updated Compensation Policy, subject to its approval.

o	The Discretionary Bonus will not exceed an amount equal to six Monthly Payments.

Other bonus related terms- In event that Mr. Graiver works less than one full calendar year, he will be entitled to a proportionate annual bonus according to his period of employment. The Update Compensation Policy of the Company, subject to its approval, will apply to Mr. Graiver.

Share-based compensation - In the event the Company will decide on the allocation of options exercisable into ordinary shares or any other type of share-based payment, the Company, at its sole discretion, may grant Mr. Graiver Company securities as determined by the Company's organs and subject to the receipt of all approvals required by the applicable law.

Termination, Notice Period and Retirement Term-

1.
Each of the Company and Mr. Graiver may terminate Mr. Graiver's employment at any time, and for any reason, by prior written notice of 60 days delivered to the other party (the "Notice Period"). During the Notice Period Mr. Graiver shall fulfill his duties in order to ensure the continued and smooth operation of the Company, as well as the handing over of Mr. Graiver's duties to such person(s) as shall be designated by the Board, unless the Board decides to conclude his service before the end of the Notice Period.

2.
Provided the Company did not terminate the Mr. Griever's employment in circumstances specified in the agreement, and to the fulfillment of Mr. Griever's duties (unless the Board decides to terminate his service before the end of the Notice Period), upon termination of Mr. Graiver's employment, Mr. Graiver will be entitled to a retirement grant in an amount equal to four Monthly Payments (including all Related Benefits as specified above).

3.
The Company may terminate Mr. Graiver's employment immediately, without any advance notice or being obliged to pay any sum as would have been payable to Mr. Graiver in respect of the Notice Period (including retirement grant), if termination is for ‘Cause’.

Mr. Graiver may, subject to the provision of one month's notice, change the nature of his engagement with the Company from employer-employee to independent contractor, provided that (1) the total monthly amount resulting from such a status change will not be greater than NIS 140,000 (approximately USD 35,900), excluding Bonuses and Share-based compensation; (2) the Company's Compensation Committee and the Board approve such engagement.

Mr. Graiver also committed to confidentiality that shall survive termination or expiration of his services; non-circumvention provisions for the duration of his services and for a period of 24 months following termination of or expiration of his services; and to non-competition for the duration of his services and for a period of 12 months following termination or expiration of his services.

Mr. Graiver will be included in the D&O insurance policy available to the Company and its subsidiaries under the same terms as other officers of the Company and he will be entitled to an exemption and indemnification letter, which is identical to the form that was approved by the General Meeting of Shareholders on July 20, 2005 for all directors and officers.

On February 2, 2016, shareholders declined to support the proposed Terms of Office and Employment of Mr. Graiver. In light of such vote, the Compensation Committee and the Board are considering their options in order to advance the best interests of the Company.

Terms of Office and Employment of Ilan Admon as Active Deputy Chairman of the Board

On December 6, 2015, the Board appointed Mr. Ilan Admon as an Active Deputy Chairman of the Board of Directors, working on a 33% time basis, effective December 16, 2015. On December 3, 2015 the Compensation Committee of the Company unanimously approved the following terms of service of Mr. Admon, and on December 6, 2015, the Board (with two directors voting against) also approved such terms, subject to the shareholder approval of the Updated Compensation Policy and effective for a period of 12 months commencing December 16, 2015 and automatically renewed for a maximum of two successive 12-month periods (collectively the "Terms of Service of Mr. Admon"), as follows:

Scope of Services- The serviced would be provided to the Company by Mr. Admon through Admon Management Company on a 33% time basis;

Management Fee- Monthly management fee equal to NIS 26,000 (excluding VAT) (approximately USD 6,667) ("Monthly Service Fees") that will be linked to the Israeli Consumer Price Index;

Expenses- Admon Management Company would be entitled to reimbursement of reasonable expenses incurred while performing its duties, such as food, lodging and cell phone expenses – in amounts not in excess of NIS 20,000 (approximately USD 5,100) per annum, provided that these expenses are approved by the Company's Audit Committee or someone approved by the Company's Audit Committee; and

Profit Related Bonus - Admon Management Company would be entitled to receive an annual profit related bonus  derived from the "Profit Target" (i.e., an annual operating profit target before bonuses, operating finance expenses and payments to the Williger Management Companies in connection with their Management Services Agreements or Termination Agreement, that will be determined at the commencement of each year and will be approved by the Company’s Compensation Committee) that will not exceed an amount equal to 12 Monthly Service Fees.

The Profit Related Bonus mechanism -

▪	In the event that the Company achieves the Profit Target, Admon Management Company would be entitled to receive a bonus in an amount equal to 1% of the Profit Target.

▪
In the event that the actual profits of the Company are greater than the Profit Target, Admon Management Company would be entitled to an additional bonus of 0.33% of the difference between the actual profit and the Profit Target.

▪
Admon Management Company would not be paid a Profit Related Bonus in the event that the actual profit of the Company for the relevant year is lower than NIS 10 million (approximately USD 2.6 million). Notwithstanding the above, for the fiscal year 2016, Admon Management Company would not be paid a Profit Related Bonus if the actual profit of the Company is lower than NIS 5 million (approximately USD 1.3 million).

In event that Admon Management Company has provided its services less than one full calendar year, it would be entitled to a proportionate Profit Related Bonus according to its period of services.

Discretionary Bonus -

o
Admon Management Company may also be entitled to an additional annual bonus to be determined by the Company’s Compensation Committee and the Board, taking into consideration the employee’s performance during the relevant year. The criteria to be used to determine Admon Management Company's eligibility for the Discretionary Bonus will be as set forth in the Updated Compensation Policy.

o	The Discretionary Bonus will not exceed an amount equal to six Monthly Service Fees.

Other bonus related terms - Sections 9.1.14 - 9.1.17 (inclusive) of the Update Compensation Policy of the Company, subject to its approval, will apply to Mr. Admon.

Share-based compensation- in case the Company will decide on the allocation of options exercisable into ordinary shares or any other type of share-based payment, the Company, at its sole discretion, may grant Company's securities, or options to purchase such number, to Admon Management Company as determined by the Company's organs, and subject to the receipt of all approvals required by the applicable law.

Termination, Notice Period -

o
Each of the Company and Admon Management Company may terminate Admon Management Company's serviced at any time, and for any reason, by prior written notice of 90 days delivered to the other party (the "Notice Period"). During the Notice Period, Admon Management Company shall fulfill its duties in order to ensure the continued and smooth operation of the Company, as well as the handing over of Admon Management Company duties to such person(s) as shall be designated by the Board, unless the Board decides to conclude his service before the end of the Notice Period.

o
The Company may terminate Admon Management Company's services immediately, without any advance notice or being obliged to pay any sum as would have been payable to Admon Management Company in respect of the Notice Period, if termination is for ‘Cause’.

Mr. Admon and Admon Management Company also committed to confidentiality that shall survive termination or expiration of his services, to a non-circumvention undertaking for a period of  four years from the date of termination; to non-competition for the duration of his services and for a period of 12 months following termination or expiration of his services, and to indemnify the Company with respect to (i) claims or demands by any governmental agency or other body with respect to the payment of any taxes or other amounts imposed on (or due and unpaid as a result of) amounts paid to Mr. Admon or to the Admon Management Company; or (ii) determination of competent authority, including a judicial body, that Mr. Admon and/or Admon Management Company and/or any one acting on its behalf is or was an employee of the Company.

Further, at the time Mr. Admon begins the positions of Interim CEO and Active Deputy Chairman, as the case may be, Mr. Admon will not be entitled to directors' remuneration and participation fees, as set by the Company’s Updated Compensation Policy, subject to its approval.

The Terms of Service of Mr. Admon are subject to the approval of the proposed Update Compensation Policy of the Company and the approval of the Company's shareholders. On January 13, 2016, shareholders approved the Terms of Service of Mr. Admon; however, on February 2, 2016, shareholders declined to support the proposed Update Compensation Policy. In light of such vote, the Compensation Committee and the Board are considering their options in order to advance the best interests of the Company

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

Audit Committee

Nasdaq Requirements

Our ordinary shares are listed for quotation on the Nasdaq Capital Market, and we are subject to the rules of the Nasdaq Capital Market applicable to listed companies.  Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Sigal Grinboim (Chair), Menashe Arnon and Ilan Cohen  qualify as independent directors under the Nasdaq requirements and are members of the Audit Committee. The role of the audit committee for Nasdaq purposes includes assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the Company's accounting, auditing and reporting practices.

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

Compensation Committee

Companies Law Requirements

Sigal Grinboim (Chair), Menashe Arnon and Ilan Cohen are members of the Board’s Compensation Committee. All of our Compensation Committee members have been determined to be eligible to be members of a compensation committee in accordance with the recent amendments to the Companies Law.

Under the Companies Law, which provide for new procedures relating to the approval of the terms of office and employment of Office Holders of and the formulation of a compensation policy applicable to Israeli public companies, the compensation committee of a public company, such as the Company, is required to consist of at least three members and all of the external directors must be members of the committee (one of which to be appointed as the chairperson) and a majority of members of the committee must be independent. The remaining members must be directors who qualify to serve as members of the audit committee as defined in the Companies Law. In addition to its other roles, under the amendments to the Companies Law the compensation committee of a public company such as the Company is required:

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

According to the Companies Law, terms of service and employment (including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment) of a public company’s Office Holders must be approved also by the board as a whole and, with respect to terms of service and employment of the CEO or a director, also by the company's shareholders in accordance with the majority requirements of the Companies Law.

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

The External Directors of the Company are Ms. Sigal Grinboim and Mr. Menashe Arnon, Ms. Grinboim was elected by shareholders on July 2, 2015 to serve for a period of three years, and was determined by the Board to have “financial and accounting expertise” under the Israel Companies law. Ms. Grinboim replaced Ms. Ayelet Eliav, who served as External Director until May 16, 2015.  Mr. Arnon was elected by shareholders on July 2, 2015 to serve for a period of three years starting August 20, 2015, and was determined by the Board to have “professional expertise” under the Israel Companies law. Mr. Arnon replaced Mr. Boaz Nissimov, who served as External Director until August 29, 2015.

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

In accordance with the Companies Law, an agreement with a controlling shareholder, such as the Company's exemption and indemnification letter to its controlling shareholders, must be approved every three years by the Company’s Audit Committee or Compensation Committee (as the case may be), Board of Directors and by a special majority of the General Meeting of Shareholders. All current officers and directors of the Company have received exemption and indemnification letters, except that at a Special Meeting of Shareholders on February 2, 2016 shareholders did not approve a proposal to provide an exemption and indemnification letter for Mr. Gregory Gurtovoy, the indirect controlling shareholder of the Company.

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

Compensation. An amendment to the Companies Law requires that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. Similarly, the terms of service and engagement of any officer other than the CEO must receive the approval of the compensation committee and board of directors. However, shareholder approval is only required if the compensation of such officer other than the CEO is not in accordance with the compensation policy. This compensation policy is required to take into account, among other things, providing proper incentives to directors and officers, taking into account the risk management of the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director. Following the approval of the Compensation Committee and Board, the Company's Compensation Policy was approved by shareholders on November 28, 2013.  For more information on the Company's Compensation Policy, see "Item 6. Directors, Senior Management and Employees – B. Compensation". In accordance with the Companies Law, as amended, the compensation policy must be re-approved every three years, in the manner described above. The board of directors is responsible for reviewing from time to time the compensation policy and determining whether or not there are any circumstances that require adjustments to the current compensation policy.

The Companies Law provides that a compensation policy requires shareholder approval by a special majority vote. Notwithstanding the above, the compensation committee and the board of directors may approve the compensation policy of a company, even if the shareholders do not approve such terms, provided that:

1) the compensation committee and after the Board decide, on the basis of detailed reasons and re-discussion of  the compensation policy, the approval of the compensation policy despite the shareholders' objection is in favor of the company; and

2) the company is not a "Public Pyramid Held Company", which is a public company controlled by another public company (including by a company that only issued debentures to the public), which is also controlled by another public company (including a company that only issued debentures to the public) that has a controlling shareholder.

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

Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may not be approved if it is adverse to the company’s interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then in addition to any approval stipulated by the articles of association, approval of the Company’s Audit Committee or Compensation Committee (as the case may be) and Board of Directors, in that order, is required, and may also require special majority approval by shareholders. In accordance with the Companies Law, approval by both the compensation committee and the board of directors is required for all arrangements regarding terms of service, including cash and equity based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment of an Office Holder. Except for certain specific exemptions under the Companies Law, matters referred to herein with respect to the CEO of a public company or a director of a company (including engagement with respect to employment terms of a director in a position other than as a director) also require shareholder approval.

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

As of December 31, 2015, the Company, including its subsidiaries, employed a total of 134 persons (all of them are located in Israel), five of whom were in management, 25 of whom were in accounting and importing positions, 29 of whom were involved in the Company's sales and marketing departments and 75 of whom were employed in logistics networks (warehousing and transportation). This compares with 133 employees as of December 31, 2014, five of whom were in management, 25 of whom were in accounting and importing positions, 36 of whom were involved in the Company's sales and marketing departments, and 67 of whom were employed in logistics networks (warehousing and transportation).

As of December 31, 2015, four additional employees (stewards and sales people) were engaged on an hourly basis. On December 31, 2014, the number was five. Other employees were supplied by temporary manpower companies, on as needed bases.

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

The following table sets forth, as of April 25 2016, the number of Ordinary Shares beneficially owned by each shareholder known to the Company to own more than 5% of the Ordinary Shares and (ii) all directors and officers as a group. The information presented in the table is based on 13,240,913 Ordinary Shares outstanding as of April 27, 2015.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi-Food Investments Ltd. (1)	8,177,453	61.76%
B.S.D. Crown Ltd. (2) (*)	8,948,528	67.58%
Gregory Gurtovoy (3) (*)	8,948,528	67.58%
All directors and officers as a group (2 persons)	8,948,528	67.58%

(1)	Willi-Food’s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi-Food are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne, 8122216 Israel.
(2)
Includes (i) 8,177,453 Ordinary Shares held by Willi-Food, and (ii) 771,075 Ordinary Shares held by B.S.D. Crown Ltd. ("BSD"). Willi-Food is controlled by its majority shareholder, BSD, and BSD may be deemed to beneficially own all of the shares owned by Willi-Food.

(3)
Includes (i) 8,177,453 Ordinary Shares held by Willi-Food, and (ii) 771,075 Ordinary Shares held by BSD. Willi-Food is controlled by its majority shareholder, BSD.  BSD is controlled by BGI, which directly owns 25.01% of BSD's outstanding shares and holds a power of attorney from its controlling shareholder, Israel 18, to vote an additional 19.01% of BSD's outstanding shares.  BGI is controlled by Israel 18, which owns 71.52% of the outstanding shares in BGI.  Israel 18 is controlled by Gregory Gurtovoy, who owns both regular and preferred shares in Israel 18 which afford him 99.5% of its voting rights and 95% of its issued share capital.  Accordingly, BSD, BGI, Israel 18 and Gregory Gurtovoy may each be deemed to beneficially own 8,948,528 Ordinary Shares. Mr. Yossi Schneorson, a director of the Company who also sits on the boards of directors of BSD and BGI and is CEO of BSD, holds approximately 4.95% of the voting rights in Israel 18.

On August 14, 2013, BGI Investments (1961) acquired 20.01% of B.S.D.'s outstanding shares from Mr. Naftali Shani and Olamic Holding NV (collectively, "Shani"), Fortissimo Capital Management Ltd. ("Fortissimo") and others (collectively, the "Sellers").  Call options for approximately 19.01% of B.S.D.'s outstanding shares were subsequently assigned by BGI (with the consent of the Sellers) to Israel 18 (the "Call Options").  Upon exercise of the Call Options, Israel 18 paid approximately 72% of the consideration due upon exercise.  As security for payment of the full exercise price of such Call Options, Israel 18 pledged in favor of Fortissimo approximately 4.1% of the shares of B.S.D. ("Fortissimo Collateral Shares"); in favor of Shani, Israel 18 pledged approximately 67.7% of the shares of BGI (net of BGI's treasury shares) ("Shani BGI Shares") and approximately 9.34% of the shares of B.S.D. ("Shani BSD Shares") (Shani BGI Shares and Shani BSD Shares are referred to collectively as "Shani Collateral Shares").  Under the terms of such agreement, Fortissimo and Shani undertook to grant a proxy to act in favor of Israel 18 with regard to the shares of B.S.D. and BGI, as the case may be, which have been pledged in favor of each of them.

In addition, Israel 18 pledged in favor of S.G. Textile Holdings Ltd. and Z. Birinboim Holdings Ltd. (S.G. Textile Holdings Ltd. and Z. Birinboim Holdings Ltd. referred to collectively as "S.G.") approximately 3.78% of the shares of B.G.I.

On July 21, 2015, Israel 18 and Fortissimo reached an agreement with regard to the outstanding consideration due to Fortissimo (the "Fortissimo Agreement").  Under the terms of such agreement, the Fortissimo Collateral Shares will continue to be held by Fortissimo and would be transferred to Israel 18 following payment in full of the outstanding consideration due to Fortissimo.  In addition, Israel 18 assigned to Fortissimo its right to receive repayments on a $5 million loan provided by Israel 18 to BGI, provided that BGI shall have made complete payments to its Series 1 bondholders.  Finally, as part of the Fortissimo Agreement, Mr. Gurtovoy personally guaranteed the repayment of the outstanding consideration due by Israel 18 to Fortissimo, which is in addition to the existing agreement between Mr. Alexander Granovskyi and Fortissimo where Mr. Granovskyi guaranteed the same obligation.  On November 4, 2015, the Fortissimo Agreement was amended to postpone the payments due to Fortissimo.

On October 19, 2015, BGI received notice from Israel 18 that urgent motions had been filed against it in the District Court of Haifa for the liquidation of, and appointment of temporary liquidators over, Israel 18 by Fortissimo and S.G. (Fortissimo and S.G.  referred to collectively as the "Applicants") on the grounds that Israel 18 is not compliant with its debt obligations to the Applicants.  On November 3, 2015, Israel 18 reached a memorandum of understanding regarding an arrangement of its debts to Fortissimo and S.G.  Subsequent to this memorandum of understanding, the Applicants and Israel 18 filed a consent motion by which the court canceled a scheduled hearing regarding the liquidation of Israel 18 and determined as follows: Fortissimo was provided 30 days to notify the court if it seeks to maintain the liquidation motion; and, with regard to S.G., the court (1) validated the consent motion filed by the parties to the arrangement; and (2) ruled that S.G. would have until November 20, 2015 to petition the court  whether the agreements, as provided for in the consent motion, have been fulfilled.  On December 26, 2015, the court approved: (a) the dismissal of the motion for the appointment of temporary liquidators over Israel 18; (b) approved the removal of S.G. from the liquidation motion of Israel 18; and (c) ordered the dismissal of the liquidation motions.

On March 23, 2016, two applications were filed with the Haifa District Court relating to the above proceedings: one was a joinder petition by S.G. to the liquidation petition described above by which S.G. claimed that Israel 18 is in breach of its obligations to S.G. and to Fortissimo; and the second was an urgent motion for the appointment of temporary liquidators over Israel 18, which was submitted by the Applicants for the second time (the "Motion").  In the Motion it was argued that since the dismissal of the petition for the appointment of temporary liquidators, Israel 18 had violated the arrangements signed with the Applicants.  In a ruling dated March 24, 2016, the court scheduled a hearing for March 28, 2016 and stated that, until ruling on the Motion, Israel 18 is restricted from making any disposition of any assets or rights, and may  consent as a shareholder to any disposition of such assets or rights by any subsidiaries.  A response by Israel 18 is currently due April 12, 2016, and a hearing is scheduled for April 14, 2016. On April 14 the hearing is rescheduled for May 5, 2016

All of the shareholders of the Company (including Willi-Food) have the same number of votes for each Ordinary Share held. Accordingly, the major shareholder of the Company, Willi-Food, does not have voting rights that are different from those of the Company’s other shareholders. The Company believes that, as April 25, 2016, 4,292,385 Ordinary Shares (approximately 32.42% of its outstanding Ordinary Shares) were held by persons who were not officers, Directors or the owners of 5% or more of the Company's outstanding Ordinary Shares. As of April 20, 2016, there were 14 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record, including a part of the Company’s shares held by Willi-Food through brokers, represented as of April 20, 2016 approximately 74.06% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

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

On May 4, 2014, BSD completed its acquisition of 8,203,371 ordinary shares from the Sellers and other Willi-Food shareholders who participated in the tender offer.  The ordinary shares of Willi-Food acquired by BSD represented 61.65% of the outstanding ordinary shares of Willi-Food and 62.21% of its voting rights. Willi-Food owns approximately 59.36% of our ordinary shares (approximately 58.05% on a fully-diluted basis). The BSD Agreement also governed the ongoing relationship of BSD with the Sellers after completion of the BSD Transaction.

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

On July 15, 2015, the Company received notice (the “Notice”) from Mr. Alexander Granovsky, the ultimate controlling shareholder in the Company as of the same date by means of Israel 18 B.V (hereinafter – the “Controlling Shareholder's Notice,” “Mr. Granovsky,” and “Israel 18” – respectively and as applicable) and from Mr. Gregory Gurtovoy, who according to the Notice is an Israeli citizen and is a businessman and banker (hereinafter: “Mr. Gurtovoy”), according to which Mr. Granvosky and a philanthropic fund incorporated in the Netherlands, Stichting Chabad Charity Foundation (hereinafter – the “Foundation”) sold all of their holdings in Israel 18, which are detailed below, to Mr. Gurtovoy on July 15, 2015 (hereinafter – the “Transaction”). In accordance with the Notice received by the Company as aforesaid, as of this date, after the Transaction, Mr. Gurtovoy holds preferred shares in Israel 18 which constitute approximately 90% of the voting rights in Israel 18 and which grant him the right to appoint the directors of Israel 18, as well as the ordinary shares of Israel 18 which constitute approximately 9.5% of the voting rights in Israel 18, and approximately 95% of the issued and outstanding share capital in Israel 18. Mr. Yossi Schneorson, director in the Company and the boards of directors of the company's held by Israel 18 (hereinafter, together with the Company: the "Group") and CEO of BSD, hold approximately 4.95% of the rights in Israel 18's equity.

In the Notice, no details were provided regarding the consideration for the Transaction and the payment schedule for said consideration.

B.	RELATED PARTY TRANSACTIONS

Management Service Agreements.

For information regarding Management Services Agreements with Messrs. Zwi and Joseph Williger through Williger Management Companies, see "Item 6. Directors, Senior Management and Employees - B. Compensation - Management Service Agreements".

Termination Agreement

For information regarding the termination of the Management Services Agreements with Messrs. Zwi and Joseph Williger, see "Item 6. Directors, Senior Management and Employees - B. Compensation – Termination of Management Service Agreements".

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

Pursuant to the Sale Agreement, Willi-Food agreed to purchase the food products from the Company at a price list to be determined and calculated based on the Company's aggregate cost plus an amount equal to 21% of the Company's aggregate cost. Payment for the food products is to be provided by Willi-Food to the Company within 75 days of supply. In consideration for advertising and branding the Company's brands, Willi-Food is entitled to a monthly credit of NIS 15,000 (USD 3,844) per store. Pursuant to the Sale Agreement, the Company has agreed to participate in discount sale promotions for certain food products performed by Willi-Food twice a year (Passover and the “High Holidays”) in the total amount of NIS 50,000 (USD 12,814) per store for each discount sale promotion. The Company has no obligation to participate in any other discount sale promotions by Willi-Food. The Company will make a one-time payment to Willi-Food for the store shelf and refrigerator space in the amount of NIS 120,000 (USD 30,753) per store. The Company will contribute to the expenses of Willi-Food for arranging the food products on the store shelves in an amount equal to 3% of the total monthly purchases made by Willi-Food and Willi-Food would be entitled to a year-end bonus equal to 5% of Willi-Food's total yearly purchases from the Company. Willi-Food would have full right to return all of the food products to the Company.

The Sale Agreement will be in effect for a period of three years commencing on July 24, 2012. Subject to any legal requirements, the Sale Agreement will automatically renew for additional 12 month periods, unless either party notifies the other of its intention to terminate the Sale Agreement. On August 21, 2014, the general meeting of the Company approved the extension of the duration of said agreement for a period of three additional years.

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

Legal Proceedings

(1)
In December 2013 and December 2014, the Company was served with two lawsuits and motions to certify them as class action lawsuits in accordance with Israel's Class Action Claims Law, 5766 – 2006, whose subject matter and cause of action, according to what is claimed, is the improper marketing of products which the Company imports and sells in a manner which allegedly misleads the consumer public.[any time period covered by the lawsuits?] The class which the petitioning plaintiffs wish to represent is every resident of Israel who purchased the above Company products. The amount of the lawsuits, if successful, is estimated by the plaintiffs in the amount of approximately NIS 27.2 million. In light of the preliminary procedural stage of each lawsuit, the Company cannot, based on the position of its legal advisors, evaluate the likelihood of their success or failure and, therefore, no provision has been made in the financial statements of the Company with respect to the aforesaid.

(2)
In October 2013, the Company filed a lawsuit in the Magistrate Court in Rishon Letziyon against the Customs and VAT Division of the State of Israel in which it sought a declaratory judgment in order to cancel a charge notice issued by the Central Customs Office to the Company (hereinafter in this subsection – the "Charge Notice"). In the Charge Notice, it was claimed that the Company did not add costs which it defrayed for kosher certification for the food products to the value for tax purposes of shipments of foodstuffs that it imported. The customs amount demanded in the Charge Notice related to seven years prior to such Charge Notice and was for a total amount of approximately NIS 150,000. According to legal advisors, the Company has a marginal chance of causing the charge to be canceled, and therefore a partial provision has been made in the Company's financial statements. In June 2014 and August 2015, an Israeli District Court denied appeals in similar cases by other food products companies. On December 2, 2015, the Israeli Supreme Court denied motions to appeal those District Court decisions, thus confirming those judgments. In light of this, the chances that the Company's lawsuit will succeed appear to be very low, and the Company reached an agreement with the Tax Authority that its lawsuit would be withdrawn without order for costs. The Company recognized expenditures with respect to the costs of kosher certification in the amount of approximately NIS 0.6 million in its financial statements for 2015.  On February 2, 2016, the Company paid the entire shortfall amount including interest, linkage, and VAT, in the sum of approximately NIS 0.8 million.

(3)
In August 2014, the Ashdod Customs Office sent our subsidiary Gold Frost Ltd. ("Gold Frost") a charge notice claiming that goods imported by Gold Frost were improperly classified (hereinafter in this subsection – the "Charge Notice"). The customs amount demanded in the Charge Notice was approximately NIS 1.9 million. During the course of 2014, the Customs Office provided Gold Frost with a laboratory report on which it based the shortfall notice. After examination by Gold Frost, it was discovered that there was no error by Gold Frost in the classification of the goods which were the subject of the Charge Notice, and the Customs Office was petitioned to immediately cancel the Charge Notice. The Customs Office was also asked, to the extent that the shortfall is not canceled, to provide Gold Frost with specific grounds for the shortfall. In January 2015, the Customs Office rejected the claims made by Gold Frost, after which Gold Frost filed an appeal with the National Classification Unit of the Tax Authority Administration. On January 24, 2016, Gold Frost's claims were accepted and the Customs Office's determinations were canceled.

(4)
On February 25, 2016, a petition was filed with the Tel Aviv-Jaffa District Court by a purported shareholder of Willi-Food for approval of a derivative action against the Company's directors and executive officers.  The Company and Willi-Food have been named as respondents. The claim alleges USD 3 million in damages caused to the applicant due to an alleged breach of fiduciary duties and duty of care of the Company's directors and executive officers to the Company. On April 21 the Tel Aviv-Jaffa District Court granted to the Company's directors and executive officers an extension of 45 days to respond the claim. At this preliminary stage, the Company and Willi-Food are reviewing and evaluating the Company and claims therein.

(5)
On February 18, 2016, trading of the Company's ordinary shares was halted by Nasdaq following announcement by the Company of an investigation by the Israel Securities Authority regarding possible breaches of the Israeli securities laws and criminal offenses. Specifically, according to information in public filings made by the ISA in connection with the investigation, it appears that the investigation concerns a particular investment made by the Company in a certain European bond in the amount of approximately USD 3 million (of which USD 2.2 million was actually invested). Following the public disclosure of this information, trading of the Company's ordinary shares on the Nasdaq Capital Market resumed on April 7, 2016. Since learning of the investigation by the Israel Securities Agency, the Board has reviewed and revised various Company investment practices.  Specifically, the Board has revised the Company's investment policy, replaced the Company's current investment committee members with members of the Audit Committee and additional director.

(6)
On February 29, 2016, Willi Food was served with a lawsuit and a motion to certify it is a class action (securities class action) which was filed in the US in the Federal District Court for the Southern District of New York by a shareholder who claims to own shares of Willi Food (the "Plaintiff"), against Willi Food, Mr Gurtovoy, chairman of the Company's and Willi Food's Boards of Directors, and the (ultimate direct) controlling shareholder, and some of the past and present officers  (hereinafter, jointly: the "Defendants"). The lawsuit is a demand for compensation for alleged damages incurred by the Plaintiff because of a violation of Federal securities laws and other laws by the Defendants during the period from April 30, 2014 and until February 18, 2016. In light of the early stage of the lawsuit, the Company cannot, based on the position of its legal advisors, evaluate the risk involved and therefore no provision has been made in the financial statements with respect to the aforesaid.

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

Calendar Period	Ordinary Shares
	High	Low
2016	4.35	3.43
First Quarter (*)	4.35	3.66
Second Quarter (through April 25, 2014)	3.75	3.43
2015	7.00	3.28
First Quarter	7.00	5.55
Second Quarter	6.05	4.86
Third Quarter	5.82	4.42
Fourth Quarter	4.56	3.28
2014	8.83	6.12
First Quarter	8.83	7.25
Second Quarter	7.69	6.44
Third Quarter	7.47	6.99
Fourth Quarter	7.39	6.12
2013	8.40	4.91
First Quarter	6.67	4.91
Second Quarter	7.05	6.26
Third Quarter	7.30	6.64
Fourth Quarter	8.40	7.10
2012	5.01	4.00
2011	7.90	4.40
April 2016 (through April 25, 2016)	3.75	3.43
March 2016	3.75	3.75
February 2016	3.75	4.17
January 2016	3.66	4.35
December 2015	3.81	4.56
November 2015	3.28	4.26
October 2015	4.14	4.54

(*) Trading of the Company's ordinary shares was halted by Nasdaq from Feburary 18, 2016 until April 7, 2016.  For more information, see "Item 8. Legal Proceedings".

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

On January 13, 2016, shareholders approved certain terms in a termination agreement, dated November 12, 2015, between the Company and companies controlled by each of Mr. Zwi Williger, the Company's former Chairman, and Mr. Joseph Williger, the Company's former President and a director, with the purpose of terminating of the Management Services Agreements (the "Termination Agreement"). For details regarding the termination agreement, including payments made to Messrs. Zwi and Joseph Williger under such agreement, see “Item 6.  Directors, Senior Management and Employees – B. Compensation – Termination of Management Service Agreements”.

For information with respect to the Company’s material contracts, see “Item 7.  Major Shareholders and Related Party Transactions – B. Related Party Transactions.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax, currently at the rate of 25% of their taxable income. The corporate tax rate for the tax years 2015 and 2014 was 26.5% and 25% for 2016 and thereafter. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate

Capital Gains Tax on Sales of Our Ordinary Shares

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

Taxation of Israeli Residents

An individual is subject to a tax at a rate of 25% on real capital gains derived from the sale of shares, as long as the individual is not a “substantial shareholder” (generally a shareholder with 10% or more of the right to profits, right to nominate a director or voting rights) in the company issuing the shares.

An individual who is a substantial shareholder is subject to tax at a rate of 30% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder.  The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold.  In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he or she had been a substantial shareholder.

An additional income tax at a rate of 2% will be imposed on high earners individuals whose annual income or capital gain in 2016 exceeds NIS 803,520 (US 205,925).

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

Taxation of Non-Israeli Residents

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the Tel Aviv Stock Exchange and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.  Such exemption would not be available to non-Israeli residents dealing in securities in Israel which would be subject to Israeli tax at the rates applicable to business income (at the corporate tax rate for a corporation (25% in 2016 and 26.5% in 2015) and the marginal tax rate of up to 48% for an individual in 2016).

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty); (ii) holds the shares as a capital asset; and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if, among other things: (i) the capital gain arising from such sale, exchange or other disposition is treated as industrial or commercial profits attributed to a permanent establishment in Israel, subject to certain conditions; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital of the corporation during any part of the 12-month period preceding the disposition, subject to certain conditions; (iii) the capital gain arising from such sale, exchange or disposition is treated as royalties; or (iv) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our securities would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to Israeli withholding tax.

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

United States federal income taxation

The following is a description of the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax consequences to holders of our ordinary shares and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	holders that will

•	hold our shares through a partnership or other pass-through entity;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. Dollar; or

•	holders that own directly, indirectly or through attribution 10.0% or more, of the voting power or value, of our shares.

Moreover, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the United States Internal Revenue Code, 1986, as amended (the “Code”) existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for United States federal income tax purposes).

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences of acquiring, owing and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive foreign investment company considerations,” if you are a U.S. Holder, the gross amount of any distribution made to you with respect to your ordinary shares, before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive foreign investment company considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Moreover, such lower rate of taxation shall not apply if we are a PFIC for the taxable year in which we pay a dividend, or if we were a PFIC for the preceding taxable year. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive foreign investment company considerations,” to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

If you are a U.S. Holder, Israeli tax withheld on dividends paid to you with respect to your ordinary shares may be deducted from your taxable income or credited against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit. Subject to certain exceptions, dividends paid to you with respect to your ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. However, for periods in which we are a “United Stated-owned foreign corporation”, a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. A U.S. Holder entitled to benefits under the United States-Israel Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. U.S. Holders should consult their own tax advisors about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, such an election.

The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements.

Subject to the discussion below under “Backup withholding tax and information reporting requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income (or withholding) tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business (or, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

Sale, exchange or other disposition of ordinary shares

Subject to the discussion below under “Passive foreign investment company considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of your ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in your ordinary shares. Such gain or loss will be capital gain or loss. If Israeli tax is imposed on the sale, exchange or other disposition of our ordinary shares, a U.S. Holder's amount realized will include the gross amount of the proceeds of the deposits before deduction of the Israeli tax. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Except as discussed below with respect to foreign currency gain or loss, if you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for the preferential rate of taxation applicable to long-term capital gains if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations.

Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. Because gain for the sale or other disposition of our ordinary shares will be so treated as U.S. source income; and you may use foreign tax credits to offset only the portion of U.S. federal income tax liability that is attributed to foreign source income; you may be unable to claim a foreign tax credit with respect to the Israeli tax, if any, on gains. You should consult your tax advisor as to whether the Israeli tax on gains may be creditable against your U.S. federal income tax on foreign-source income from other sources.

Subject to the discussion below under “Backup withholding tax and information reporting requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive foreign investment company considerations

A non-United States corporation will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

•	at least 75% of its gross income is “passive income”; or

•
at least 50% of the average value of its gross assets (which may be determined, in part, by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-United States corporation owns at least 25% by value of the stock of another corporation, the non-United States corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

We believe that we were not classified as a PFIC for the taxable year ended on December 31, 2015. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2016 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distributions received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over your holding period, (ii) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “— Distributions.”

Certain elections are available to U.S. Holders of shares that may serve to alleviate some of the adverse tax consequences of PFIC status described above. If we agreed to provide the necessary information, you could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund (a “QEF”) election, in which case you generally would be required to include in income on a current basis your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gains as long-term capital gain. We do not expect to provide to U.S. Holders the information needed to report income and gain pursuant to a QEF election, and we make no undertaking to provide such information in the event that we are a PFIC.

Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to your ordinary shares annually, provided that the shares are “regularly traded” on a “qualified exchange. ” Shares will be marketable if they are regularly traded on certain United States stock exchanges (including Nasdaq) or on certain non-United States stock exchanges. For these purposes, the shares will generally be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter. U.S. Holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our subsidiaries that also may be determined to be a PFIC, and the mark-to-market election generally would not be effective for such subsidiaries.

If you choose to make a mark-to-market election, you would recognize as ordinary income or loss each year in which we are a PFIC an amount equal to the difference as of the close of the taxable year between the fair market value of your ordinary shares and your adjusted tax basis in your ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by you under the election for prior taxable years. If the mark-to-market election were made, then the PFIC rules described above relating to excess distributions and realized gains would not apply for periods covered by the election. If you do not make a mark-to-market election for the first taxable year in which we are a PFIC during your holding period of our ordinary shares, you would be subject to interest charges with respect to the inclusion of ordinary income attributable to each taxable year in which we were a PFIC during your holding period before the effective date of such election.

If we were a PFIC, a holder of ordinary shares that is a U.S. Holder must file United States Internal Revenue Service Form 8621 with respect to the company for each tax year in which the U.S. Holder owns the ordinary shares, generally with such U.S. Holder’s federal income tax return for that year. If we were a PFIC for a given taxable year, then you should consult your tax adviser concerning your annual filing requirements.

Backup withholding tax and information reporting requirements

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the beneficial owner’s United States federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (or certain specified entities) are required to report information relating to an interest in our common shares by attaching a complete United States Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, to their tax return for each year in which they hold our common shares, subject to certain exceptions (including an exception for our common shares held in accounts maintained by financial institutions in which case the account may be reportable if maintained by a foreign financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of our common shares.

3.8% Medicare Tax On “Net Investment Income”

Certain U.S. Holders who are individuals, estates or trusts are subject to the requirement to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock.

The following description is not intended to constitute a complete analysis of all tax consequences relating to our prior units and our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

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

The table below details the sensitivity analysis in respect to exposure relating to exchange rate risk:

	Gain (loss) from exchange rate change NIS(000)		Fair net NIS(000)	Gain (loss) from exchange rate change NIS(000)
Change in exchange rate USD	(10)%	(5)%		5%	10%
	(4,933)	(2,466)	49,330	2,466	4,399
Change in exchange rate EURO	(10)%	(5)%		5%	10%
	(874)	(437)	8,746	437	874

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

The table below details the sensitivity analysis in respect to exposure relating to investments in instruments with fix interest rates:

	Gain (loss) from interest change $(000)		Fair value $(000)	Gain (loss) from interest change $(000)
Change in Interest as % of interest rate	(10)%	(5)%		5%	10%
Increase\decrease in financial Income	1,530	765	15,309	(765)	(1,530)

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended).  These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2015.  Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to meet these objectives.

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

Our management (with the participation of the CEO and CFO) assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In conducting its assessment of internal control over financial reporting, management used the criteria established in "Internal Control - Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2015 based on these criteria.

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

(d) Changes in Internal Control over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.   [RESERVED]

ITEM16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Sigal Grinboim and Menashe Arnon are the “Audit Committee Financial Experts” for the Company, as such term is defined in Item 16A of Form 20-F.  Mrs. Grinboim and Mr. Arnon each serve on the Company’s Audit Committee and is an “Independent Directors” as defined in the Nasdaq listing standards applicable to us.

ITEM 16B.  CODE OF ETHICS

A copy of the Code of Ethics for the Company that applies to all directors, officers and other employees of the Company is available for review on the Company’s website at www.willi-food.com.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for professional services and other services rendered by Brightman Almagor Zohar & Co. in Israel, a member of firm of Deloitte Touche Tomhatsu, to the Company in 2015 and 2014.

	NIS 2015	NIS 2014	USD 2015	USD 2014

Audit Fees (1)	310,000	310,000	79,446	79,446
Tax Fees (2)	-	-	-	-

TOTAL	310,000	310,000	79,446	79,446

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

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Below is a list of purchases of the Company’s ordinary shares by affiliated purchasers during calendar year 2015 and from January 1, 2016 to April 25, 2016.  Unless otherwise noted, the following purchases were made by Willi-Food pursuant to a purchase program announced by Willi-Food on November 24, 2014.  Pursuant to the repurchase plan, Willi-Food reported that its board of directors had authorized the purchase of up to USD 5 million of the Company's ordinary shares, and that the price per ordinary share to be acquired would not exceed the Company's shareholders' equity per ordinary share.  Willi-Food has informed the Company that the timing and amount of share purchases will be determined by management of Willi-Food based on its evaluation of market conditions, the trading price of the Company's shares and other factors.  The purchase program may be increased, suspended or discontinued at any time. On December 15, 2015, the Board of Directors of Willi-Food approved additional funds in the amount of NIS 9.5 million (US 2.4 million) for the purchase of additional Ordinary Shares of the Company.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
March 1, 2015 to March 31, 2015	133,334(1)	$12.00	0	Not Applicable
June 1, 2015 to June 30, 2015	396,839	$ 5.70	396,839	$ 3,447,083
December 1, 2015 to December 31, 2015	133,334(2)	$12.00	0	Not Applicable

(1) On March 4, 2015 and March 11, 2015, Mr. Zwi Williger and Mr. Joseph Williger, respectively, each exercised options to purchase 66,667 Ordinary Shares from the Company at $6.50 per share.  Pursuant to a put option granted to Messrs. Zwi and Joseph Williger and the Williger Management Companies as part of the terms of the Willifood Controlling Stake Purchase Agreement, each sold 66,667 Ordinary Shares to BSD on March 24, 2015 for a price of $12 per share.

(2) On December 9, 2015 and December 15, 2015, Zwi Williger and Joseph Williger, respectively, each exercised options to purchase 66,667 Ordinary Shares from the Issuer at $6.50 per share.  Pursuant to a put option granted to Messrs. Zwi and Joseph Williger and the Williger Management Companies as part of the terms of the Willifood Controlling Stake Purchase Agreement, Zwi Williger and Joseph Williger each sold 66,667 Ordinary Shares to BSD on December 31 2015 for a price of $12 per share.  In addition, Mr. Gregory Gurtovoy, the Company's indirect controlling shareholder and Co-Chairman of the Board of Directors of the Company, signed a personal undertaking in favor of Messrs. Zwi and Joseph Williger and the Williger Management Companies, effective upon shareholders' approval of the Termination Agreement, to guarantee the payment of approximately USD 1.6 million in connection with the exercise of a put option granted to Messrs. Zwi and Joseph Williger and the Williger Management Companies as part of the terms of the Willifood Controlling Stake Purchase Agreement.

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

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.  EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (7)
1.2	Articles of Association of the Company, as amended on March 20, 2014 (7)
2.1	Specimen of Certificate for ordinary shares (1)
4.1	Share Option Plan (1)
†4.2	Services Agreement between the Company and Willi-Food, dated April 1, 1997 (2)
†4.3	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (3)
†4.4	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (3).
4.5	Placing Agreement between the Company, Gold Frost, certain officers of Gold Frost and Corporate Synergy dated March 2, 2006 (3).
4.6	Lock In Agreement, between the Company, Gold Frost, Corporate Synergy and certain officers of Gold Frost, dated March 2, 2006 (3)
4.7	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (4)
†4.8	Sale Agreement, dated July 24, 2012, between the Company and Willi-Food Investments Ltd. (5)
4.9	2013 Option Plan (6)
4.10	Agreement between G. Willi-Food International Ltd., Zvi V. & Co. Company Ltd. and Yossi Willi Management and Investment Ltd., dated November 12, 2015 (8)
8.1	Subsidiaries of the Company (*)
12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
15.(a).1	Consent of Independent Registered Public Accounting Firm (*)
________________________________

†	English translations from Hebrew original.
(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(4)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.
(5)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.
(6)	Incorporated by reference to the Company’s Form 6-K filed October 31, 2013.
(7)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.
(8)	Incorporated by reference to Appendix A to the Company’s Form 6-K filed December 10, 2015.
(*)	Filed Herewith

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
G. Willi-Food International Ltd.

We have audited the accompanying consolidated statements of financial position of G. Willi-Food International Ltd. ("the Company") and its subsidiaries as of December 31, 2015 and 2014 and the related consolidated Statements of Income, comprehensive Income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated statements of financial position of the Company and its subsidiaries as of December 31, 2015 and 2014 and the consolidated Statements of Income, comprehensive Income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Without qualifying our opinion, we draw attention to Note 26(A) of the financial statements describing an investigation by the Israeli Securities Authority, which, as far as management is aware, relates to an investment made during January 2016, of approximately USD 3 million previously held in a bank account of a subsidiary of the Company, in a bonds of a European company, which allegedly served as a collateral to a loan obtained by the controlling shareholder or another individual and which was unrelated to the Company's operations.

Similarly, we draw attention to Note 26(C) of the financial statements describing the motion to certify a derivative action which was filed in February 2016 against Company's directors and officers, as well as to Note 26(D) of the financial statements describing a lawsuit and motion to certify it as a class action lawsuit, which was filed in the United States in February 2016 against the Company, the controlling shareholder, and some of its officers, in the past and in the present, and in respect of which management is unable to reasonably estimate the level of risk involved as of the financial statements' approval date.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tomhatsu Limited

Tel-Aviv, Israel
April 28, 2016

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		December 31,
	Note	2 0 1 5	2 0 1 4	2 0 1 5 (*)
		NIS	NIS	US Dollars

Assets

Current assets
Cash and cash equivalents	4a	79,421	82,902	20,354
Financial assets at fair value through profit or loss	4b	145,007	122,733	37,162
Short term deposit	4f	20,288	19,445	5,199
Trade receivables	4c	81,392	86,690	20,859
Other receivables and prepaid expenses	4d	8,451	3,700	2,160
Inventories	4e	34,517	48,586	8,846
Current tax assets		1,833	1,372	470

Total current assets		370,909	365,428	95,056

Non-current assets
Property, plant and equipment		76,041	73,826	19,488
Less -accumulated depreciation		31,874	28,579	8,169
	6	44,167	45,247	11,319

Prepaid expenses		137	133	35
Goodwill	7	36	36	9
Deferred taxes	12c	3,614	505	926
Total non-current assets		47,954	45,921	12,290

Total assets		418,863	411,349	107,346

(*)           Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)
(Cont.)

		December 31,
	Note	2 0 1 5	2 0 1 4	2 0 1 5 (*)
		NIS	NIS	US Dollars
Equity and liabilities

Current liabilities
Short-term bank debt	9	16	-	4
Trade payables	8a	12,863	15,518	3,297
Employees Benefits	11b	1,940	2,120	497
Other payables and accrued expenses	8b	3,653	7,010	936
Total current liabilities		18,472	24,648	4,734

Non-current liabilities
Retirement benefit obligation	11b	679	635	174
Total non-current liabilities		679	635	174

Shareholders' equity	14
Share capital		1,425	1,407	365
Additional paid in capital		128,354	121,430	32,894
Capital fund		247	247	63
Foreign currency translation reserve		-	-
Retained earnings		269,883	263,039	69,165
Capital Fund measurement of the net liability in respect of defined benefit		(197)	(57)	(50)
Equity attributable to Shareholders' of the Company		399,712	386,066	102,438

Total equity and liabilities		418,863	411,349	107,346

(*)           Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

The financial statements were approved by the board of directors of the company on April 28, 2016.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(NIS in thousands)

		Year ended December 31,
	Note	2 0 1 5	2 0 1 4	2 0 1 3	2 0 1 5 (*)
		NIS	NIS	NIS	US Dollars

Revenue	16a	312,514	328,741	336,032	80,091
Cost of sales	16b	237,452	249,136	252,355	60,854
Gross profit		75,062	79,605	83,677	19,237

Operating costs and expenses
Selling expenses	16c	37,294	39,696	35,130	9,558
General and administrative expenses	16d	32,926	19,231	19,408	8,438
Other Income	17	(2,182)	(2,943)	(54)	559
		68,038	55,984	54,484	17,437

Operating profit		7,025	23,621	29,193	1,800

Finance Income	18a	3,363	2,794	13,008	862
Finance expense	18b	978	375	876	251
Finance Income, net		2,385	2,419	12,132	611

Profit before taxes on Income		9,410	26,040	41,325	2,412
Taxes on Income	12a	(2,566)	(7,186)	(9,517)	(658)

Net Income		6,844	18,854	31,808	1,754

Earnings per share:
Basic earnings per share		0.52	1.45	2.45	0.13

Diluted earnings per share		0.52	1.45	2.45	0.13

Shares used in computation of basic EPS		13,090,729	12,974,245	12,974,245	13,090,729

Shares used in computation of diluted EPS		13,090,729	12,974,245	12,974,245	13,090,729

(*)           Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3	2 0 1 5 (*)
	NIS	NIS	NIS	US Dollars

Net Income	6,844	18,854	31,808	1754

Other comprehensive Income (Expenses)

Re-measurement of net liabilities with respect to a defined benefit which will not be classified in the future as profit or loss, net of tax	(139)	6	(63)	(36)
Translation differentials with respect to foreign operations which were classified as profit or loss, net of tax	-	(786)	147	-

Other comprehensive Income for the year	(139)	(780)	84	(36)

Total comprehensive Income for the year	6,705	18,074	31,892	1,718

(*)           Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Additional paid in capital	measurement of the net liability in respect of defined benefit	Capital fund	Foreign currency translation reserve	Treasury shares	Retained earnings	Total shareholders' equity

Balance - January 1, 2013	1,444	129,897	-	247	639	(10,843)	212,377	333,761
Profit for the year	-	-	-	-	-	-	31,808	31,808
Currency translation differences	-	-	-	-	147	-	-	147
Measurement of the net liability in respect of defined benefit	-	-	(63)	-	-	-	-	(63)

Total comprehensive Income for the year	-	-	(63)	-	147	-	31,808	31,892
Employee benefit	-	190	-	-	-	-	-	190
Investment in treasury stocks	(37)	(10,806)	-	-	-	10,843	-	-

Balance - December 31, 2013	1,407	119,281	(63)	247	786	-	244,185	365,843
Profit for the year	-	-	-	-	-	-	18,854	18,854
Currency translation differences	-	-	-	-	(786)	-	-	(786)
Measurement of the net liability in respect of defined benefit	-	-	6	-	-	-	-	6

Total comprehensive Income for the year	-	-	6	-	(786)	-	18,854	18,074
Employee benefit	-	2,149	-	-	-	-	-	2,149

Balance - December 31, 2014	1,407	121,430	(57)	247	-	-	263,039	386,066
Profit for the year	-	-	-	-	-	-	6,844	6,844
Measurement of the net liability in respect of defined benefit	-	-	(140)	-	-	-	-	(140)

Total comprehensive Income for the year			(140)	-	-	-	6,844	6,704
Exercise of options	18	6,772	-	-	-	-	-	6,790
Employee benefit	-	152	-	-	-	-	-	152

Balance - December 31, 2015	1,425	128,354	(197)	247	-	-	269,883	399,712

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3	2 0 1 5 (*)
	NIS	NIS	NIS	US Dollars

Cash flows - operating activities
Profit from continuing operations	6,844	18,854	31,808	1,754
Adjustments to reconcile net profit to net cash from continuing operating activities (Appendix A)	7,494	799	(28,078)	1,921

Net cash from continuing operating activities	14,338	19,653	3,730	3,675

Cash flows - investing activities
Acquisition of property plant and equipment	(2,994)	(8,077)	(6,077)	(767)
Proceeds from sale of property plant and Equipment	456	969	29	117
Additions to long term other receivables	-	-	(445)	-
Proceeds from (used in) purchase of marketable securities, net	(22,087)	(11,777)	56,309	5,660
Proceeds from (used in) purchase of loan carried at fair value through profit or loss	-	65,400	(65,000)	-
Proceeds used in purchase of Short term deposit	-	(19,445)	-	-

Net cash from (used in) continuing investing activities	(24,625)	27,070	(15,184)	(6,311)
Net cash from discontinued investing activities	-	-	-	-

Cash flows - financing activities
Exercise of options	6,790	-	-	1,740
Short-term bank debt	16	(18)	(9,912)	4

Net cash from (used in) continuing financing activities	6,806	(18)	(9,912)	1,744

Increase (decrease) in cash and cash equivalents	(3,481)	46,705	(21,366)	(892)
Cash and cash equivalents at the beginning of the financial year	82,902	36,197	57,563	21,246
Cash and cash equivalents of the end of the financial year	79,421	82,902	36,197	20,354

(*)           Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3	2 0 1 5 (*)
	NIS	NIS	NIS	US Dollars
Cash flows from operating activities

A. Adjustments to reconcile net profit to net cash from operating activities

Decrease (Increase) in deferred income taxes	(3,109)	(1,004)	519	(797)
Unrealized loss (gain) on marketable securities	(186)	1,910	(10,363)	(48)
Depreciation and amortization	3,723	3,634	4,459	954
Gain from short term deposit	(843)	-	-	(216)
Capital gain on disposal of property plant and equipment	(220)	(188)	(29)	(56)
Employees benefit, net	(95)	-	-	(24)
Stock based compensation reserve	152	2,124	190	39
Unrealized Gain of loan carried at fair value through profit or loss	-	(100)	(300)	-
Net foreign exchange gain	-	(786)	-	-

Changes in assets and liabilities:
Increase (Decrease) in trade receivables and other receivables	81	(6,219)	(9,046)	21
Decrease (Increase) in inventories	14,069	5,415	(4,731)	3,606
Decrease in trade and other payables, and other current liabilities	(6,078)	(3,987)	(8,777)	(1,558)

	7,494	799	(28,078)	1,921

B. Significant non-cash transactions:

Purchase of property, plant and equipment	115	611	-	29

Sale of property, plant and equipment for credit	-	-	-	-

Supplemental cash flow information:

Interest paid	-	-	-	-

Income tax paid	6,162	9,831	8,731	1,579

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

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the CPI. As of December 31, 2003 when the economy ceased to be hyper-inflationary and the Company no longer adjusted its financial statements to the ISRAELI CPI, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

▪	Assets and liabilities measured by fair value: financial assets measured by fair value recorded directly as profit or loss.

▪	Inventories are stated at the lower of cost and net realizable value.

▪	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

▪	Liabilities to employees as described in Note 11.

E.	Foreign currencies:

(1)	Translation of foreign currency transactions

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (New Israeli Shekel (NIS)) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. (Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined). Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	Foreign currencies: (Cont.)

(2)	Recognition of exchange differences

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

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional, currency’). The consolidated financial statements are presented in ‘NIS’, which is the company’s functional and the group’s reporting currency.

(3)	Convenience translation

The balance sheet as of December 31, 2015 and statement of Income, statement of other comprehensive Income and statement of cash flows for the year then ended have been translated into US Dollar using the representative exchange rate as of that date (US Dollar 1.0 = NIS 3.902). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements and in their accompanying notes should not be construed as representing amounts receivable or payable in US Dollars or convertible into US Dollars but only a convenience translation of reported NIS amounts into US Dollars, unless otherwise indicated. The convenience translation supplementary financial data is unaudited and is not presented in accordance with IFRSs.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Basis of consolidation: (Cont.)

(3)	Changes in the Group's ownership interests in existing subsidiaries (Cont.)

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

A financial asset is classified as held for trading if:

•
It has been acquired principally for the purpose of selling in the near future; or it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2    -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Financial assets: (Cont.)

(4)	Impairment of financial assets

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

L.	Financial liabilities and equity instruments issued by the Group:

(1)	Classification as debt or equity

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

The customer returns, rebates and other credits are being deducted from revenues. Although, in general, the Group does not grant rights of return and rebates, its enable for certain customers from time to time to return products. The Group assesses the expected customer returns and rebates according to specific information in its possession and its past experience in similar cases. According to IAS 18, these provisions are reduced from the Company's revenues.

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

O.	Provisions:

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

P.	Share-based payments:

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

Q.	Taxation:

Income tax expense represents the sum of the tax currently payable and deferred tax.

(1)	Current tax

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

Expenses in respect of a Defined Benefit Plan are carried to the Income statement in accordance with the Projected Unit Credit Method, while using actuarial estimates that are performed at each balance sheet date. The current value of the Group's obligation in respect of the defined benefit plan is determined by discounting the future projected cash flows from the plan by the market yields on high quality corporate bonds (see Accounting Staff Position number 21-1 of the Israeli Securities Authority: Maintaining a Deep Market in High Quality Corporate Bonds in Israel Including Accounting Treatment of the Transfer from a Capitalization Rate Appropriate for Government Bonds Market Yields to a Capitalization Rate Appropriate for Market Yields of High Quality Corporate Bonds as of December 31, 2014), denominated in the currency in which the benefits in respect of the plan will be paid, and whose redemption periods are approximately identical to the projected settlement dates of the plan.

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

For contributions that are independent of the number of years of service, the entity may either recognize the contributions as a reduction in the service cost in the period in which the related service is rendered, or to attribute them to the employees’ periods of service using the projected unit credit method; whereas for contributions that are dependent on the number of years of service, the entity is required to attribute them to the employees’ periods of service.

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

Short term company benefits include the company’s liability for short term absences, payment of grants, bonuses and compensation. These benefits are recorded to the statement of operations when created. The benefits are measured on a non-capitalized basis. The difference between the amount of the short term benefits to which the employee is entitled and the amount paid is therefore recognized as an asset or liability.

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

T.	Exchange Rates and Linkage Basis

(1)
Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel,that were prevailing at the balance sheet date.

(2)	Following are the changes in the representative exchange rate of the US dollars vis-a-vis the NIS and in the Israeli CPI:

	Representative exchange rate	Representative exchange rate	CPI “in
	of the Euro	of the dollar	respect of”
	(NIS per €1)	(NIS per $1)	(in points)
As of:
December 31, 2015	4.25	3.90	112.93
December 31, 2014	4.72	3.89	113.96
December 31, 2013	4.78	3.47	114.18

Increase (decrease) during the:	%	%	%
Year ended:
December 31, 2015	(9.95)	-	(0.90)
December 31, 2014	(1.26)	(12.10)	(0.19)
December 31, 2013	(2.85)	(6.97)	1.81

U.
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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 3   -     SIGNIFICANT ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESTIMATION

A.	General:

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

B.	Significant judgments in applying accounting policies:

The following are the significant judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

•
Revenue recognition - the Group has recognized in revenues amounted to NIS 312,514 thousands in the year ended December 31, 2015 (NIS 328,741 thousands in the year ended December 31, 2014) for selling food products. Although, in general, the Group does not grant rights of return, its enable for certain customers from time to time to return products. The Group assesses the expected customer returns according to specific information in its possession and its past experience in similar cases. Any 1% upward or downward change in the Group's estimation will increase\decrease the Group's revenues in the amount of NIS  3,125 thousands (NIS 3,287 thousands in the year ended December 31, 2014). As of December 31, 2015, the provision for returns is insignificant.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 3	-	SIGNIFICANT ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESTIMATION (Cont.)

B.	Significant judgments in applying accounting policies:

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

NOTE 4   -     CURRENT ASSETS

A.	Cash and cash equivalents - composition:

	December 31,
	2 0 1 5	2 0 1 4	2 0 1 5
	NIS	NIS	US Dollars

Cash in bank	19,953	27,949	5,133
Short-term bank deposits	59,468	54,953	15,240
	79,421	82,902	20,373

B.	Financial assets at fair value through profit or loss:

	December 31,
	2 0 1 5	2 0 1 4	2 0 1 5
	NIS	NIS	US Dollars
Financial assets carried at fair value through profit or loss (FVTPL):
Shares	17,346	6,532	4,445
Governmental loan and other bonds	127,661	48,501	32,712
Certificate of participation in mutual fund	-	67,700	-
	145,007	122,733	37,162

C.	Trade receivables:

(1)	Composition

	December 31,
	2 0 1 5	2 0 1 4	2 0 1 5
	NIS	NIS	US Dollars

Trade receivables(*)	84,840	86,735	21,743
Less - allowance for doubtful debts	3,448	45	884
	81,392	86,690	20,859

(*)	Less provision for returns in the sum of NIS 1,500 (as of December 31, 2014 – NIS 1,500).

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4   -     CURRENT ASSETS (Cont.)

C.	Trade receivables (Cont.):

(1)
Composition (Cont.):

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

From total trade receivables balances as of December 31, 2015, the sum of NIS 13,213 is with respect to debt owed by a significant customer. The Group does not have additional customers whose debt balance to the Group exceeds 10% of the trade receivables balance as of December 31, 2015 (in 2014 – NIS 12,576).

(2)	Movement in the allowance for doubtful debts:

	December 31,
	2 0 1 5	2 0 1 4	2 0 1 5
	NIS	NIS	US Dollars

Balance at beginning of the year	45	342	12
Change in allowance doubtful debts(*)	3,403	18	872
Bad and doubtful debts	-	(315)
Balance at end of the year	3,448	45	884

(*)          See Note 25D.

D.	Other receivables and prepaid expenses:

	December 31,
	2 0 1 5	2 0 1 4	2 0 1 5
	NIS	NIS	US Dollars

Prepaid expenses	308	346	79
Income receivables	645	475	165
Advances to suppliers	4,147	1,298	1,063
Government authorities	3,124	788	801
Interested and related parties	-	197
Others	226	596	58
	8,451	3,700	2,166

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4    -    CURRENT ASSETS (Cont.)

E.	Inventories

	December 31,
	2 0 1 5	2 0 1 4	2 0 1 5
	NIS	NIS	US Dollars

Finished products	25,128	43,639	6,440
Merchandise in transit	9,389	4,947	2,406
	34,517	48,586	8,846

 The inventories are presented net of impairment provision.

F.	Investment in short term deposits

There is a deposit in the sum of 5 million US dollars in an Azerbaijani bank for one year, bearing an annual interest of 4.5%. The deposit was repaid in full and transfer to an Israeli bank, after the date of the balance sheet.

NOTE 5    -     INVESTMENTS IN SUBSIDIARIES

 The consolidated financial statements include the financial statements of the following Subsidiaries:

Subsidiary	Location	Jurisdiction of Organization	Company's Ownership Interest
			December 31,
			2 0 1 5	2 0 1 4

Gold Frost Ltd. ("Goldfrost")	Israel	Israel	100.00%	100.00%
WF Kosher Food Distributors Ltd. ("WF") - non active	USA	USA	-	-
W.F.D. Ltd.	Israel	Israel	100.00%	100.00%
B.H.W.F.I Ltd. ("BHWFI")	Israel	Israel	100.00%	100.00%

Scope of investment in investee (*)	December 31,
	2 0 1 5	2 0 1 4	2 0 1 5
	NIS	NIS	US Dollars

Goldfrost	169,143	153,246	43,348
BHWFI	20,068	19,446	5,143
W.F.D. Ltd.	75	75	19
	189,286	172,767	48,510

(*)
The scope of the direct investment in investee is computed in a net amount based on the consolidated financial statements attributable to the equity holders of the parent, of total assets less total liabilities which present in the Company's consolidated financial statements financial information about the investee, including goodwill.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 6   -     PROPERTY PLANT AND EQUIPMENT

		Machinery		Computers
	Land and	and	Motor	and	Office
	Building	equipment	Vehicles	equipment	Furniture	Total
Consolidated Cost:
Balance -January 1, 2014	46,646	3,262	11,744	3,796	1,215	66,663
Changes during 2014:
Additions	6,662	185	1,557	210	74	8,688
Dispositions	(225)	-	(1,300)	-	-	(1,525)

Balance - December 31, 2014	53,083	3,447	12,001	4,006	1,289	73,826
Changes during 2015:
Additions	1,328	900	255	376	20	2,879
Dispositions	-	(68)	(596)	-	-	(664)

Balance - December 31, 2015	54,411	4,279	11,660	4,382	1,309	76,041

Accumulated depreciation:
Balance - January 1, 2014	11,846	1,166	8,658	3,235	784	25,689
Changes during 2014:
Additions	1,810	328	1,396	88	12	3,634
Dispositions	(3)	-	(741)	-	-	(744)
Balance - December 31, 2014	13,653	1,494	9,313	3,323	796	28,579
Changes during 2015:
Additions	1,725	493	1,437	59	11	3,725
Dispositions	-	(8)	(421)	-	-	(429)
Balance - December 31, 2015	15,378	1,979	10,329	3,382	807	31,875

Net book value:
December 31, 2015	39,033	2,300	1,331	1,000	502	44,166

December 31, 2014	39,430	1,953	2,688	683	493	45,247

Net book value (Dollars in thousands):
December 31, 2015	10,003	589	341	256	129	11,319

December 31, 2014	10,105	501	689	175	126	11,596

NOTE 7   -     GOODWILL

Annual test for impairment

By the end of the year 2015 the amount of goodwill was NIS 36 thousands, based on the materiality estimate, the Group determined that no test for impairment of goodwill was necessary.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 8   -     DETAILS OF CURRENT LIABILITIES

A.	Trade payables

	December 31,
	2 0 1 5	2 0 1 4	2 0 1 5
	NIS	NIS	US Dollars

Open accounts	11,147	13,500	2,857
Checks payables	1,716	2,018	440
	12,863	15,518	3,297

 The average credit period on purchases of certain goods is approximately 24 days.

B.	Other payables and accrued expenses

	December 31,
	2 0 1 5	2 0 1 4	2 0 1 5
	NIS	NIS	US Dollars

Government authorities	1,166	1,290	299
Customer advances	733	1,329	188
Related parties (see note 23)	79	3,068	20
Accrued expenses	1,675	1,323	429

	3,653	7,010	936

NOTE 9   -     SHORT TERM BANK DEBT

Loans and other credits Comprised as follows in NIS:

	Interest rate	Liabilities
	As of	Current		Non-current		Total
	December 31	As of December 31,
	2 0 1 5	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4
annual
%
Banks debt:
NIS	P-0.5%	16	-	-	-	16	-

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 10  -    PROVISIONS

1.
In October 2013, the Company filed a claim with the Rishon Le'Zion Magistrate Court against the Israel Customs and VAT Department in the framework of which it demanded that the Court nullify the charge issued to the Company by the Central Customs House, which argued that, for customs purposes, the Company did not include various costs that it had incurred in order to receive Kosher certification for the food products that it had imported over a seven-year period, thereby underpaying customs duties (in this paragraph, the "Charge Notice"). The Charge Notice requires the payment of total customs duties of approximately NIS 150 thousand (US Dollars 39 thousand). According to the estimate of legal advisers to the Company, there is a small likelihood of cancelling the notice and therefore partial provision was made in the financial statements as of December, 31 2014 in respect of the Charge Notice. In June 2014 and August 2015, a District Court denied appeals in similar cases by other food products companies. On December 2, 2015, the Supreme Court heard motions to appeal in the matter of inclusion of costs of kosher certification in the value of goods imported, for tax purposes, and denied the motions to appeal, and thus confirmed that the judgments rendered by the District Courts. In light of the aforesaid, the chances that the Company's lawsuit will succeed was very low and the Company has reached agreements with the Tax Authority that its lawsuit will be withdrawn without order for costs. The Company recognized expenditures with respect to the costs of kosher certification, in the sum of approximately NIS 0.6 million in the financial statement as of December, 31 2015.  After the date of the balance sheet, the Company paid the entire shortfall amount including interest, linkage, and VAT, in the sum of approximately NIS 0.8 million.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11  -    EMPLOYEE BENEFITS

A.	Defined benefit plans - General:

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

B.	Composition:

	December 31,
	2 0 1 5	2 0 1 4	2 0 1 5
	NIS	NIS	US Dollars
Post Employment Benefits:
Benefits to retirees	679	635	174

Short term employee benefits:
Accrued payroll and related expenses	1,453	1,566	372
Short term absence compensation	487	554	125
	1,940	2,120	497

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2 0 1 5	2 0 1 4
	%	%
Discount rate	3.28	3.25
Expected return on the plan assets	3.28	1.5-3.5
Rate of increase in compensation	4	4

Expected rate of termination:
0-1 years	35	35
1-2 years	30	30
2-3 years	20	20
3-4 years	10	10
4-5 years	10	10
5 years and more	7.5	7.5

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11  -    EMPLOYEE BENEFITS (Cont.)

B.	Composition: (Cont.)

The assumptions regarding future mortality rates are based on mortality tables published and approved by the Ministry of Finance and updated as of December 31, 2001.  The mortality rate of an active participant at retirement age (67 for men, 64 for women), is 0.6433% for men and 0.3574% for women.

The provisions of Standard 19 stipulate that interest used to capitalize assets and liabilities should reflect risk free interest that is interest on highly rated corporate bonds with similar maturity periods and terms. Until November 2014, absent quality data and information about bonds of this type, what was utilized was the interest on long-term index linked government bonds (index linked Galil)/or long-term shackle government bonds (NIS Dawn - “Shachar”). Following a decision by the Securities Authority, according to which there is a deep market for corporate bonds, and according to the publication of Accounting Staff Position number 12-1, as of this report, the capitalization interest is that of high quality corporate bonds. Use of a quality curve as stated above, is published by quoting companies which specialize in this field. The nominal interest rate for the capitalization appropriate for corporate bonds with high rankings as aforesaid, as of December 31, 2015, is 3.28% per year.

Amounts recognized in profit or loss and in other comprehensive income in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 5
	NIS	NIS	US Dollars

Current service cost	790	756	202
Interest cost	123	115	32
Expected return on the plan assets	(108)	(103)	(28)
Employer contribution	(830)	(803)	(213)
Interest losses on severance payment allocated to remuneration benefits	21	12	5
Actuarial losses (gains) recognized in the year	-	107	0
Actuarial gains arising from experience adjustments	150	(256)	38
Actuarial losses arising from changes in financial assumptions	(11)	240	(3)
Benefit paid during the year	(92)	(74)	(24)
	43	(6)	11

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11  -    EMPLOYEE BENEFITS (Cont.)

C.	Defined benefit plans: Movements in the present value of the defined benefit obligation in the current period were as follows:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 5
	NIS	NIS	US Dollars

Opening defined benefit obligation	3,800	3,395	974
Current service cost	789	756	202
Interest cost	123	115	32
Actuarial gains	-	107
Actuarial losses arising from experience adjustments	(13)	126	(3)
Actuarial gains arising from changes in financial assumptions	150	(259)	38
Benefits paid	(492)	(440)	(126)
Closing defined benefit obligation	4,357	3,800	1,117

 Movements in the fair value of the defined benefit assets in the current period were as follows:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 5
	NIS	NIS	US Dollars

Opening defined benefit assets	3,165	2,751	811
Expected return on the plan assets	108	103	28
Changes in financial assumptions	(2)	(114)	(1)
Employer contribution	830	803	213
Benefits paid	(402)	(366)	(103)
Interest losses on severance payment allocated to remuneration benefits	(21)	(12)	(5)
Closing defined benefit assets	3,678	3,165	943

 Adaption of the current value of defined benefit plan liability and the fair value of the plan's assets to the assets and liabilities recognized in the Balance Sheets:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 5
	NIS	NIS	US Dollars

Present value of funded liability	4,357	3,800	1,117
Fair value of plan assets - accumulated deposit in executive insurance	3,678	3,165	943
Net liability deriving from defined benefit obligation	679	635	174

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11   -   EMPLOYEE BENEFITS (Cont.)

C.	Defined benefit plans: (Cont.) Actual return on the plan's assets and compensation rights:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 5
	NIS	NIS	US Dollars

Actual return on plan's assets	108	103	28

Sensitivity analyzes principal actuarial assumptions:

The sensitivity analyzes below have been determined based on reasonably possible changes in actuarial assumptions at the end of the reporting period. Sensitivity analysis does not account for any existing interdependence between assumptions:

If the discount rate was increased (decreased) by 0.5%, the defined benefit obligation would have increased / decreased by NIS 203 thousand (Us Dollars 52 thousand).

If the rate hikes expected salaries would have increased (small) by 0.5%, the defined benefit obligation would have increased / decreased by NIS 139 thousand (Us Dollars 36 thousand).

D.	Short term employee benefits:

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

The balance of the Group's vacation provision is in accordance with the leave entitlement of each individual employee, according to his individual agreement with the company to which the employee belongs and in accordance with the employee's salary.  The balance of the Group’s vacation provision for December 31, 2015, as NIS 365 thousands (NIS 411 thousands, as of December 31, 2014).

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 12 -     INCOME TAXES

A.	Composition:

	Year ended December 31
	2 0 1 5	2 0 1 4	2 0 1 3	2 0 1 5
	NIS	NIS	NIS	US Dollars
Current taxes:
Current taxes	5,745	8,154	8,459	1,440
Taxes in respect of prior years	(69)	36	539	(18)
	5,676	8,190	8,998	1,422

Deferred taxes:
Deferred taxes from continued operations	(3,110)	(1,004)	519	(764)
	2,566	7,186	9,517	658

B.	Reconciliation of the statutory tax rate to the effective tax rate:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3	2 0 1 5
	NIS	NIS	NIS	US Dollars

Income before Income taxes	9,410	26,040	41,325	2412
Statutory tax rate	26.5%	26.5%	25%	26.5%
Tax computed by statutory tax rate	2,494	6,901	10,331	639

Tax increments (savings) due to:
Non-deductible expenses	29	63	166	7
Tax exempt Income	(98)	(73)	(224)	(25)
Temporary differences for which deferred taxes were not provided	170	(43)	(1,341)	43
Differences in the definition of capital and non-monetary items for tax purposes and financial reporting purposes	-	265	-
Previous year taxes	(69)	36	539	(18)
Other	40	37	46	10
	2,566	7,186	9,517	658

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 12   -   INCOME TAXES (Cont.)

C.	Deferred Taxes:

		Recognized
	January	in profit or	December	December
	1, 2015	loss	31, 2015	31, 2015
	NIS	NIS	NIS	US Dollars
Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	23	(111)	(88)	(23)
Employees benefits	317	(34)	283	73
Allowance for doubtful accounts	12	901	913	234
	352	756	1,108	284
Carry forward tax losses	153	2,354	2,507	642
	505	3,110	3,615	926

		Recognized
	January	in profit or	December	December
	1, 2014	loss	31, 2014	31, 2014
	NIS	NIS	NIS	US Dollars
Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	(1,130)	1,153	23	6
Employees benefits	256	61	317	82
Allowance for doubtful accounts	91	(79)	12	3
	(783)	1,135	352	91
Carry forward tax losses	284	(131)	153	39
	(499)	1,004	505	130

Deferred taxes were computed at rates of 26.5%.

D.	Additional Information

(1)
The company and the consolidated companies have not yet been issued final tax assessments as of the date of their establishment. In accordance with the provisions of Section 145 of the Income Tax Ordinance, assessments up through and including 2011 are considered final, subject to certain restrictions.

On September 26, 2011, the recommendations of the Committee for Socio-Economic Change headed by Prof. Manuel Trachtenberg were made public. These recommendations contain several changes in the taxation field which, if accepted, are not expected to have a significant impact on the Group's financial statements and reporting results.

The key recommendations of the Committee in the taxation field:

a)	Cancellation of the planned reductions in income tax and corporate tax scheduled for the coming years effective from 2012.

b)	Increase of the corporate tax rate in 2012 to 25%.

c)	Increase of the capital gains tax and betterment tax rates.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 12  -     INCOME TAXES (Cont.)

D.	Additional Information (Cont.)

(2)
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

(3)
The Income Tax Ordinance Amendment Law:

At the beginning of January 2016, the Income Tax Ordinance Amendment Law was published, which stipulates that the corporate tax rate will be reduced to a rate of 25% (instead of 26.5%). The new corporate tax rate will apply to income produced or generated as of January 1, 2016.

In accordance with the provisions of IAS 12 – "Taxes on Income," deferred tax balances as of December 31, 2015 do not take into consideration the provisions of said Law, where as its enactment was completed after the end of the reporting period.

Had the enactment of the Law and actually completed by the end of the reporting period, then the deferred tax assets of the Company as of December 31, 2015 would have been reduced by a total of approximately NIS 202 thousands, and to the Company's tax expenditures for the year ending on that same date would have increased by NIS 202 thousands.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13  -    COMMITMENTS AND CONTINGENT LIABILITIES

A.	Commitments:

(1)
The Company has agreed to pay to certain of the customers in the private sector incentives calculated as a fixed percentage of the annual sales to such customer. The incentives also includes penetration discounts for sales of our new products, shelves stocking fees and payments for participation in product advertisements. The extent of such incentives calculated as a percentage of the annual sales turnover of each relevant customer (depending on the agreement with each customer) and are usually awarded as part of a written annual framework agreement.

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

(a)
The current monthly services fees according to the Management Services Agreements will cease to be linked to the US Dollar and will be translated to NIS 102,900 (excluding VAT) linked to changes in the Israeli consumer price index which is NIS 120,476 per month as of December 31, 2015 (US Dollars 30,875).

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13  -    COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

A.	Commitments: (Cont.)

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

In August 21, 2014, the general meeting of The Company approved (after approval was received from the compensation committee and the board of directors of The Company, as required by law) a three year extension of these Management Service Agreements.

In addition to the aforesaid, as of 2013, Messrs. Williger are entitled to receive annual director compensation from the Company in the minimum amount stipulated in the Companies Regulations (Rules Regarding Compensation and Expenses for an External Director), 5760 – 2000 (hereinafter – the "Compensation Regulations"), and compensation for meeting participation in the fixed amount stipulated in the Compensation Regulations, meaning in the amount of the compensation paid to the other directors in the Company.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13  -    COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

A.	Commitments: (Cont.)

Further to the recommendation of the compensation committee and the board of directors of The Company during their meetings on November 10, 2015 and November 12, 2015, respectively, on November 15, 2015, after receiving the recommendation of the audit committee of the Company at its meeting on November 12, 2015, the Company's board of directors approved the terms of the Termination agreement between The Company and the management companies which settled the termination of the existing Management Service Agreements between the companies owned by Messrs. Zwi Williger and Joseph Williger and between The Company. (the "Termination Agreement"). The Termination Agreement’s taking effect was conditioned on the approval of a portion of the Termination terms regulated by the Termination Agreement which were not previously approved in the framework of the approval of the Existing Management Service Agreements by the general meeting of the shareholders of The Company, by a special majority.

The Termination Agreement stipulated that the Management Service  Agreements which had been in effect with the Management Companies will terminate after a prior notice period of 180 days from the date of the resolution of the meeting of The Company Board of Directors (November 12, 2015) (the “Prior Notice Period”), during the course of which and in any case, at least until January 15, 2016, Mr. Zwi Williger and Mr. Joseph Williger will continue to manage the core business of The Company by means of the Management Companies, and will serve as joint presidents of The Company. Within 3 business days from the date of approval by the general meeting of shareholders of The Company, Mr. Zwi Williger and Mr. Joseph Williger would resign from all of their positions in the Company, in The Company and the other companies in the group, including from their positions as directors in the group.

In the framework of the Termination Agreement, provisions were established according to which, inter alia: 1) Mr. Zwi Williger and Mr. Joseph Williger undertook not to compete, whether directly or indirectly, for a period of 12 months from the end of the Prior Notice Period, subject to exceptions as stipulated in the Termination Agreement; 2) subject to full and timely fulfillment of all of The Company’s undertakings under the Termination Agreement, Mr. Zwi Williger and Mr. Joseph Williger and the Management Companies all fully and irrevocably waive and release The Company and its shareholders (including its controlling shareholders), subsidiaries, related companies, as well as any of their agents, from any claim and/or lawsuit and/or demand, known or unknown, which they have and/or will have, directly or indirectly (hereinafter: “Claims” against any of the aforementioned entities, including in connection with the agreement for acquisition of control in the Company by the Company's controlling shareholder, B.S.D., which was signed on March 2, 2015, all subject to exceptions as stipulated in the Termination Agreement; 3) subject to the complete and timely fulfillment of all of Mr. Zwi Williger’s and Mr. Joseph Williger’s undertakings.

Mr. Joseph Williger’s undertakings as well as those by the Management Companies under the Termination Agreement and subject to all laws, including the provisions of the Companies Law and to the Securities Law, The Company irrevocably and completely waives and releases Mr. Zwi Williger and Mr. Joseph Williger and to the Management Companies from any Claims, existing and/or which shall exist in the future by The Company, directly or by means of the Company and/or their subsidiaries, against any or all of Mr. Zwi Williger and Mr. Joseph Williger and/or the Management Companies, all subject to exceptions as stipulated in the Termination Agreement; 4) The Company will take out “run off” insurance policies for Mr. Zwi Williger and Mr. Joseph Williger.

Under the Termination Agreements, the payments to which the Management Companies shall be entitled are termination payments in the sum of approximately NIS 1.67 million, a fixed performance bonus for 2015 and 2016 in total and prefix sum of approximately NIS 2 million, and fixed management fees for 2016 in the sum of approximately NIS 1.67 million, management fees during a notice period for 5.5 months of NIS 0.75 million, and the redemption of 90 vacation days of NIS 0.57 million. As of the date of the balance sheet, the Company recognized all of the aforementioned amounts as an expense. According to the provisions of the Termination Agreement, said termination payments were deposited in trust by The Company and were to be paid to the Management Companies within 3 business days after approval by a meeting of the shareholders of The Company.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13  -    COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

A.	Commitments: (Cont.)

On November 26, 2015, the Company's board of directors voted in favor of approvingresolutions which were on the agenda of the extraordinary general meeting of The Company, which included approval of the Termination Agreement. On January 13, 2016, the Company shareholders' meeting approved the Termination Agreement, and on January 20, 2016, The Company board of directors decided to immediately terminate the management services provided to the Company by Messrs. Zwi and Joseph Williger in their positions as copresidents of The Company, in accordance with the Termination Agreement. As of the date of the publication of the statements, Messrs. Zwi and Joseph Williger do not fill any position in the Company, at The Company, or any of the companies in the Group.

(3)
On April 1, 1997 the Company entered into an agreement to provide the Parent Company administrative services pursuant to which the Company may provide office facilities leased by the Parent Company for a monthly fee of NIS 4,500 to be adjusted annually for changes in the Israeli CPI, which is NIS 6,965 (US Dollars 1,785) per month as of December 31, 2015.

In light of the enactment of Amendment No. 16, an agreement with a controlling shareholder, such as the Company's service agreement with its Parent Company, must be approved every three years by the Audit Committee, Board of Directors and by a special majority of the General Meeting of Shareholders. On August 21, 2014 following the unanimous approval of the Company's Audit Committee and Board of Directors, the General Meeting of Shareholders of the Company approved the extension of the above service agreement, for a three-year period ending August 20, 2017

(4)
The Company does not generally enter into written agency or other agreements with its suppliers. However, the Company has written agreements with 24 foreign suppliers that confirm the exclusive appointment of the Company as the sole agent and/or distributor of such suppliers either with respect to a specific product or with respect to a line of products, within the State of Israel.

(5)
The Company signed distribution agreements with distributors that distribute the Company's products all over Israel for a commission that range 7% to 10% of the distributor sales, depending on the product. The Company has no commitment to any of those distributors for ongoing relationship.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13  -    COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Contingent liabilities:

(1)
In December 2013 and December 2014, the Company was served with two lawsuits and motions to certify them as class action lawsuits in accordance with Israel's Class Action Claims Law, 5766 – 2006, whose subject matter and cause of action, according to what is claimed, is the improper marketing of products which the Company imports and sells in a manner which allegedly misleads the consumer public. The class which the petitioning plaintiffs wish to represent is every resident of Israel who purchased the above Company products. The amount of the lawsuits, if successful, is estimated by the plaintiffs in the amount of approximately NIS 27.2 million. In light of the preliminary procedural stage of each lawsuit, the Company cannot, based on the position of its legal advisors, evaluate the likelihood of their success or failure and, therefore, no provision has been made in the financial statements of the Company with respect to the aforesaid.

(2)
In August 2008, a lawsuit was filed against the Company to the Supreme Court in New York in the amount of US Dollars 143,000 (the amount of which was adjusted based on the alleged length of the lease and according to the suit the amount reached a total of US Dollars 735,000 on the date of termination of the alleged lease rental period) for an alleged guarantee of the Company for the payment of lease for a warehouse and offices that WF kosher food distributes Ltd., (WF) , a subsidiary of the Company, allegedly hired for its operations from the owner of Laish Israeli Food Products Ltd. ("Laish"), which sold its operations in early 2007 to WF. In September 2008, the Company submitted its statement of defense.

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

(3)
In August 2014, the Ashdod Customs Office sent our subsidiary Gold Frost Ltd. ("Gold Frost") a charge notice claiming that goods imported by Gold Frost were improperly classified (hereinafter in this subsection – the "Charge Notice"). The customs amount demanded in the Charge Notice was approximately NIS 1.9 million. During the course of 2014, the Customs Office provided Gold Frost with a laboratory report on which it based the shortfall notice. After examination by Gold Frost, it was discovered that there was no error by Gold Frost in the classification of the goods which were the subject of the Charge Notice, and the Customs Office was petitioned to immediately cancel the Charge Notice. The Customs Office was also asked, to the extent that the shortfall is not canceled, to provide Gold Frost with specific grounds for the shortfall. In January 2015, the Customs Office rejected the claims made by Gold Frost, after which Gold Frost filed an appeal with the National Classification Unit of the Tax Authority Administration. On January 24, 2016, Gold Frost's claims were accepted and the Customs Office's determinations were canceled.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 14  -    SHAREHOLDERS' EQUITY

                         Composition:

	Ordinary shares
	of NIS 0.1 par value each
	December 31
	2 0 1 5	2 0 1 4

Authorized share capital	50,000,000	50,000,000

Issued and outstanding	13,240,913	12,974,245

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

(2)
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

During the course of June 2015, 396,839 ordinary shares of NIS 0.1 par value each of The Company were purchased by the Parent Company in consideration of the sum of approximately NIS 8,751. As of the date of the statements, the Parent Company holds 8,177,453 ordinary shares of The Company, constituting approximately 61.76% of its issued and outstanding share capital and the voting rights therein (and fully diluted, approximately 61.62%).

(3)
On March 4, 2015 and March 11, 2015, Mr. Zwi Williger and Mr. Joseph Williger, respectively, each exercised options to purchase 66,667 Ordinary Shares from the Company at $6.50 per share.  Pursuant to a put option granted to Messrs. Zwi and Joseph Williger and the Williger Management Companies as part of the terms of the Parent Company Controlling Stake Purchase Agreement (see Note 25B), each sold 66,667 Ordinary Shares to BSD on March 24, 2015 for a price of $12 per share.

On December 9, 2015 and December 15, 2015, Zwi Williger and Joseph Williger, respectively, each exercised options to purchase 66,667 Ordinary Shares from the Issuer at $6.50 per share.  Pursuant to a put option granted to Messrs. Zwi and Joseph Williger and the Williger Management Companies as part of the terms of the Parent Company Controlling Stake Purchase Agreement (see Note 25B), Zwi Williger and Joseph Williger each sold 66,667 Ordinary Shares to BSD on December 31 2015 for a price of $12 per share.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15  -    SHARE BASED PAYMENT

A.	Options plans:

(1)
August 2009 series:

On January 2008 the Parent Company's Board of Directors adopted a Stock Incentive Plan. The Parent Company was authorized to grant up to 100,000 options to several of the Group's employees. On August 4, 2009 according to a decision of the Parent Company's audit committee and Board of Directors from March 12, 2009, the option plan has been amended - the number of the options that the Parent Company was authorized to grant increased up to 200,000, the expiration dates extended in six months, and the purchase price per share payable upon exercise of an option was determined on NIS 11.5 subject to adjustments and not linked to the changes in the Consumer Price Index (in place of NIS 19 linked to the changes in the Consumer Price Index). 135,000 options were granted to the Group's employees on August 4, 2009. AS of December 2015 there is no exercisable options of August 2009 series.

August 2009 series

Average share price (NIS)	20.13
Exercise price(NIS)	11.5
Risk-free interest rate	2.5%-3.7%
Expected life of share options	2-4 years
Expected annual volatility (*)	45%-51%

(2)
June 2011 series.

On June 29, 2011, the remaining 65,000 options (out of the 200,000 options approved from August 2009 series) were granted to the Group's employees. During the year, 2015, the remaining 3,334 Options of June series were exercise. As of December 2015 there is no exercisable options of June 2011 series.

The Company utilizes the Black-Scholes model. The Company estimated the fair value, utilizing the following assumptions (all in weighted averages):

June 2011 series

Average share price (NIS)	20.13
Exercise price(NIS)	10.14
Risk-free interest rate	4.4%
Expected annual volatility (*)	44.1%
Option life (years) (**)	0.49

(3)	November 2013 series.

On November 20, 2013, the Company granted 200,000 options under terms identical to those of the 2013 Plan, to each of Messrs. Williger (hereinafter, jointly: the “Offerees”). During the course of 2015, each of the offerees exercised the vested options for shares of The Company (the "Exercise Shares") and also sold the exercise shares based on the "Put" option granted to each of the offerees as part of the control acquisition agreement of the Parent Company by BSD Crown Ltd (see Note 25B), in relation to their holdings in The Company as of the date of said agreement, including shares which they received from exercising said options (the "Put Option"), on the dates and in the amounts specified below:

On November 28, 2013, after receiving the approval of the compensation committee and Board of Directors of The Company, the general meeting of The Company approved an employee option plan (in this paragraph: the “2013 Plan”) in which The Company will grant, pursuant to the provisions of Section 102 of the Income Tax Ordinance under the earned income track, 100,000 nonnegotiable Company options to officers of The Company and to employees of the subsidiaries (hereinafter in this Section, the “Offeree Employees”).  Every option is exercisable for one ordinary share of The Company of NIS 0.1 par value each. According to the 2013 Plan, the options will be granted to offeree employees for no consideration. The exercise price of each exercise share underlying the option is USD 6.5, subject to various adjustments such as in cases of distribution of bonus shares, rights issue, distribution of a dividend, etc. For additional information, see note 23D. The Company utilizes the Black-Scholes model. The Company estimated the fair value, utilizing the following assumptions (all in weighted averages):
November 2013 series

Average share price (US Dollars)	8.07
Exercise price (US Dollars)	6.5
Risk-free interest rate	1.57%
Expected annual volatility (*)	30%
Option life (years) (**)	5

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15  -    SHARE BASED PAYMENT (Cont.)

A.	Options plans: (Cont.)

(3)	November 2013 series.

(*)	The expected volatility was determined on the basis of historical volatility of share prices of the Company and other group companies.

(**)
The average option life is determined according to management estimate as to the holding period of the options by employees taking into account their position at the Company and the Company's past experience.

B.
Movement during the year

June 2011 series.

On December 2015, the remaining 3,334 options of the Parent Company exercised for 3,334 regular shares.

November 2013 series.

On March 4, 2015 and March 11, 2015, each of the offerees exercised 66,667 options in The Company, which were issued to them without consideration, for 66,667 ordinary shares of par value NIS 0.1 each in The Company (hereinafter in this subsection: the “Exercise Shares”). In consideration of the exercise shares, each of the offerees paid The Company the sum of USD 433,000, which reflects the exercise price of USD 6.5 for each exercise share.

On December 9 and December 14, 2015, each of the offerees exercised the 66,667 exercise shares. In consideration of the exercise shares, each of the offerees paid The Company the sum of USD 433,000, which reflects the exercise price of USD 6.5 for each exercise share.

C.	The accounting for share-based compensation:

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
NOTE 16   -   SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

A.	Revenues:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3	2 0 1 5
	NIS	NIS	NIS	US Dollars

Sale of products	312,514	328,741	336,032	80,091

B.	Cost of sales:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3	2 0 1 5
	NIS	NIS	NIS	US Dollars

Purchases	209,577	241,186	243,197	53,198
Transportation	1,603	1,714	1,993	411
Depreciation and amortization	2,203	1,958	1,906	565
Maintenance	3,858	4,364	3,827	989
Other costs and expenses	2,107	1,565	1,754	1053
	219,348	250,787	252,677	56,214
Change in finished goods	18,104	(1,651)	(322)	4,640
	237,452	249,136	252,355	60,854

C.	Selling expenses:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3	2 0 1 5
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	12,532	12,146	10,979	3,212
Transportation and maintenance	10,601	10,413	7,146	2,717
Vehicles	3,989	4,610	4,591	1,022
Advertising and promotion	4,238	7,040	5,963	1,086
Depreciation and amortization	963	1,204	1,995	247
Others	4,971	4,283	4,456	1,274
	37,294	39,696	35,130	9,558

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16  -    SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Cont.)

D.	General and administrative expenses:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3	2 0 1 5
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	22,062	12,471	13,210	5,654
Salary expenses relating Stock Incentive Plan	152	2,124	-	39
Office maintenance	1,149	1,059	1,137	294
Professional fees	3,922	1,653	2,418	1,005
Vehicles	415	498	412	106
Depreciation and amortization	558	472	558	143
Bad and doubtful debts	3,402	18	340	872
Communication	135	168	181	35
Other	1,131	768	1,152	290
	32,926	19,231	19,408	8,438

E.	Employees benefit costs:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3	2 0 1 5
	NIS	NIS	NIS	US Dollars

Payroll (without payment to related parties)	18,061	15,483	15,586	4,929
Salary expenses relating Stock Incentive Plan	-	-	-	-
	18,061	15,483	15,586	4,929

F.	Depreciation and amortization:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3	2 0 1 5
	NIS	NIS	NIS	US Dollars

Depreciation of fixed assets (see note 6)	3,807	3,634	4,459	376

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 17  -    OTHER INCOME

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3	2 0 1 5
	NIS	NIS	NIS	US Dollars

Operation Protective Edge	1,961	2,792	-	503
Capital gain on fixed assets realization	121	147	29	31
Other	-	4	25	-
	2,082	2,943	54	534

During the course of September 2014, The Company and its subsidiary "Gold Frost Ltd". filed on approximately NIS 6 million claim with respect to indirect damages which they incurred following Operation "Protective Edge, according to the Property Tax and Compensation Fund Regulations, 5774 – 2014. On December 21, 2014, The Company and the Property Tax and Compensation Fund Director signed a settlement agreement for the sum of NIS 2.8 million without either party waiving their claims and/or accepting the other side's claims. The amount was received in full during the course of January 2015. During the course of January 2015, Gold Frost received the sum of approximately NIS 1.3 million and in June 2015, an additional sum of approximately NIS 1 million, as an advanced payment on account of the compensation. On July 20, 2015, Gold Frost and the Property Tax and Compensation Fund Director signed a settlement agreement for the sum of approximately NIS 2 million, without either party waiving their claims and/or accepting the other side's claims. As a result of this, during the course of July 2015, Gold Frost reimbursed the Property Tax Administration the excess amount from the advance payment which it received, in addition to linkage differentials and interest.

NOTE 18  -     FINANCE INCOME AND EXPENSES

A.	Financing Income:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3	2 0 1 5
	NIS	NIS	NIS	US Dollars
Interest Income:
Short-term bank deposits	957	291	412	245
Interest Income of debentures held for trading	1,901	1,293	1,734	487
Other	(74)	171	49	(19)
Total interest Income	2,784	1,755	2,195	713
Other:
Changes in fair value of financial assets at fair values	186	(1,995)	10,363	48
Foreign currency differences	13	2,745	-	3
Dividends	380	289	450	97
Total financing Income	3,363	2,794	13,008	862

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
NOTE 18  -     FINANCE INCOME AND EXPENSES (Cont.)

B.	Financing expenses:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3	2 0 1 5
	NIS	NIS	NIS	US Dollars
Interest expenses:
Bank credit	-	-	-
Other:
Realized loss (gain) on derivatives	-	-	69
Foreign currency differences	627	-	351	161
Bank fees	351	333	455	90
Other	-	42	1
Total Other costs	978	375	876	251

Total financing costs	978	375	876	251

NOTE 19  -     EARNING PER SHARE

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3	2 0 1 5
	NIS	NIS	NIS	US Dollars
A. Basic earnings per share:
Earnings used in the calculation of basic earnings per share to equity holders of the parent	6,844	18,854	31,808	1,754

B. Diluted earnings per share:

Profit used to compute diluted earnings per share from continuing operations	6,844	18,854	31,808	1,754

Weighted average number of shares used in computing basic earnings per share from continuing operations	13,090,729	12,974,245	12,974,245	13,090,729
Weighted average number of shares used in computing diluted earnings per share from continuing operations	13,090,729	12,974,245	12,974,245	13,090,729

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20  -    FINANCIAL INSTRUMENTS

A.
Significant accounting policies:

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which Income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

B.	Categories of financial instruments:

	As of December 31,
	2 0 1 5	2 0 1 4	2 0 1 5
	NIS	NIS	US Dollars
Financial assets
Financial assets at fair value through profit or loss	145,007	122,733	37,162
Cash and cash equivalents	79,421	82,902	20,354
Short term deposit	20,288	19,445	5,199
Loan carried at fair value through profit or loss	-	-	-
	244,716	225,080	25,715

Financial liabilities
Short term bank credit	16	-	4
Derivatives designated as hedges	-	-	-
	16	-	4

C.
Objectives of managing financial risks:

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
Market risk:

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20  -    FINANCIAL INSTRUMENTS (Cont.):

E.
Other price risks:

The Group is exposed to price risks of - shares, certificate of participation in mutual fund and bonds, which are classified as financial assets carried at fair value through profit or loss.

The carrying amount of the investments exposed to price risks of shares, certificate of participation in mutual fund and bonds is NIS 145,077 thousands (US Dollars 37,162 thousands).

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

	2 0 1 5	2 0 1 4
	NIS	NIS

Profit or loss	14,007	12,273

F.
Credit risk:

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

Aging of impaired trade receivables are 86 days and in the year 2015 (86 days in the year 2014).

G.
Liquidity risk management:

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20  -    FINANCIAL INSTRUMENTS (Cont.):

G.	Liquidity risk management: (Cont.):

(1)	Financial liabilities that do not constitute derivate financial instruments Maturity profile of outstanding financial liabilities consists of:

December 31,
	2 0 1 5	2 0 1 4	2 0 1 5
	NIS	NIS	US Dollars
Interest free:
Short term bank debt	-	-	-

(2)
Non derivatives financial instruments

The following table presents the Group's maturity profile for its non-derivatives financial instruments based on their contractual maturity. These financial instruments include interest relating to these assets, except for cases when the Group anticipates that the cash flow will occur on a different period.

	1 month	1-3 Months	4-12 Months	1-5 Years	More then5 Years	Total
	NIS	NIS	NIS	NIS	NIS	NIS

2015
Financial instruments which bear interest	20,907	820	20,984	25,897	24,921	93,529
Financial instruments which do not bear interest	164,653	-	-	-	-	164,653
	185,560	820	20,984	25,897	24,921	258,182

2014
Financial instruments which bear interest	987	740	6,793	38,873	25,267	72,660
Financial instruments which do not bear interest	110,419	41,685	14,173	-	-	166,277
	111,406	42,425	20,966	38,873	25,267	238,937

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20   -   FINANCIAL INSTRUMENTS (Cont.):

G.	Liquidity risk management: (Cont.):

(2)	Non derivatives financial instruments (Cont.): The Financial instruments in the non-derivatives financial instruments consist of:

	December 31,
	2 0 1 5	2 0 1 4	2 0 1 5
	NIS	NIS	US Dollars

Cash and cash equivalents	79,421	82,902	20,354
Financial assets at fair value through profit or loss	145,007	122,733	37,162
Short term deposit	20,288	19,445	5,199
Loan carried at fair value through profit or loss	-	-
	244,716	225,080	62,716

H.
Exchange rate risk:

The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at reporting date are as follows:

	Assets		Liabilities
	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4
	NIS	NIS	NIS	NIS

US Dollars	50,775	48,817	1,445	4,242

EUR	11,802	7,616	3,257	3,338

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20   -    FINANCIAL INSTRUMENTS (Cont.):

H.	Exchange rate risk: (Cont.):

	US Dollars Impact	EUR Impact
	2 0 1 5	2 0 1 5
	NIS	NIS

Profit or loss	4,933	855

	US Dollars Impact	EUR Impact
	2 0 1 4	2 0 1 4
	NIS	NIS

Profit or loss	4,458	428

The increase in the Group's sensitivity to a 10% increase and decrease in the NIS against the relevant foreign currencies is mainly attributable to the decrease in balances with foreign customers relating to the disposal of the export operation, and to decrease in forward foreign exchange contracts.

I.
Fair value of financial instruments:

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20  -    FINANCIAL INSTRUMENTS (Cont.):

I.
Fair value of financial instruments: (Cont.).

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

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
financial assets ‘at fair value through profit or loss’ (FVTPL)
Marketable securities and derivatives	145,007	-	-	145,007

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
financial assets ‘at fair value through profit or loss’ (FVTPL)
Marketable securities and derivatives	122,733	-	-	122,733

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20  -    FINANCIAL INSTRUMENTS (Cont.):

I.
Fair value of financial instruments: (Cont.).

Assets and liabilities that are presented in the statement of financial position at fair value within Level 3 (Cont.):

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
NIS in thousand

Balance at January 1, 2015	-
Gains recognized through profit or loss:
Finance income	-
Redemption of the principal and interest of the loan	-
Balance at December 31, 2015	-

Balance at January 1, 2014	65,300
Gains recognized through profit or loss:
Finance income	100
Redemption of the principal and interest of the loan	(65,400)
Balance at December 31, 2014	-

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 21  -    OTHER FINANCIAL ASSETS AND LIABILITIES

From time to time the Group takes action to hedge against changes in exchange rate. Below are the open positions as of December 31, 2014:

A.	Other financial assets:

Current Assets
December 31,
	2 0 1 5	2 0 1 4	2 0 1 5
	NIS	NIS	US Dollars
Derivatives not designated as hedges:
Maof call options	-	-	-
Maof put options	-	-	-
Total	-	-	-

B.	Other financial assets and liabilities:

		Current liabilities
		December 31,
	Exchange	2 0 1 5		2 0 1 5	2 0 1 5
	rate	Cost Value NIS	fair value NIS	NIS	US Dollars
Derivatives designated as hedges:
Forward contracts in US Dollars	3.85-3.902	2,890	35	-	9
Forward contracts in Euro	-	-	-	-	-
Total		2,890	35	-	9

NOTE 22  -    SEGMENT INFORMATION

A.
General:

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 22  -    SEGMENT INFORMATION (Cont.)

B.	Revenues from the main customers of the Import segment: The following is an analysis of the Group's customers who represent more than 10% of the total sales:

	Year ended December 31,
	2 0 1 5		2 0 1 4		2 0 1 3	2 0 1 5
	NIS		NIS		NIS	US Dollars

Customer A	-	(*)	-	(*)	40,099	-

Customer B	57,161		56,404		64,817	14,649

(*)       Less than 10%.

C.	Revenues from the principal products of the Import segment: Revenues from major groups of products that contributed 10% or more to the Group's total revenues in 2013-2015 are as follows:

	Year ended December 31,
	2 0 1 5		2 0 1 4	2 0 1 3		2 0 1 5
	NIS		NIS	NIS		US Dollars

Canned Vegetables and Pickles	41,161		57,433	60,783		10,549

Dairy and Dairy Substitute Products	100,321		82,899	86,862		25,710

Dried fruit, nuts and beans	-	(*)	41,077	-	(*)	-

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

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

A.	Transactions with Related Parties:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3	2 0 1 5
	NIS	NIS	NIS	US Dollars

Sales of goods	265	330	316	68

Participation in expenses with Parent Company	301	306	290	77

Management fees (*)	8,428	3,474	3,442	2,160

Bonus (*)	7,340	3,094	4,655	1,881

Share-based payment (*)	152	2,124	190	39

Car expenses	1,016	443	433	260

(*) Reclassified

B.	Balances with Related Parties:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 5
	NIS	NIS	US Dollars

Due to officers	-	(3,334)	-

Parent Company	456	(42)	117

C.
Management Service Agreements:

For information regarding Management Services Agreements with Mr. Zwi Williger, Chairman of the Board of Directors of the Company, and Mr. Joseph Williger, a director and President of the Company, through Williger Management Companies, see note 13, "Commitments and Contingent liabilities".

D.
Equity Compensation:

On November 28, 2013, after receiving the approval of the compensation committee and Board of Directors of The Company, the general meeting of The Company approved an employee option plan (in this paragraph: the “2013 Plan”) in which The Company will grant, pursuant to the provisions of Section 102 of the Income Tax Ordinance under the earned income track, 100,000 nonnegotiable Company options to officers of The Company and to employees of the subsidiaries.  Every option is exercisable for one ordinary share of The Company of NIS 0.1 par value each. According to the 2013 Plan, the options will be allocated to offeree employees for no consideration. The exercise price of each exercise share underlying the option is USD 6.5, subject to various adjustments such as in cases of distribution of bonus shares, rights issue, distribution of a dividend, etc.  According to the plan, each of the offeree employees is entitled to incrementally exercise the options, in consideration of payment of the Aforementioned exercise price, in three equal portions, as follows:

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23  -    RELATED PARTIES (Cont.)

Equity Compensation: (Cont.)

(A)       One third (1/3) – as of the end of 12 months from the date of the allocation of the option statements (hereinafter in this section – the "Effective Date") and until the end of 36 months from the Effective Date.
(B)       One third (1/3) – as of the end of 24 months from the Effective Date and until the end of 48 months from the Effective Date.
(C)       One third (1/3) – as of the end of 36 months from the Effective Date and until the end of 60 months from the Effective Date.

The offeree employees' right to exercise the options and receive the exercise shares on the aforementioned entitlement dates is conditioned on offeree employees being employed by the relevant company on the relevant entitlement dates, according to what is stated in the plan. Options which were not exercised by the deadline for each portion – will lapse.

In the framework of the 2013 Plan, 30,000 options were granted to Gil Hochboim (previously, CEO and CFO of the Company). As of the date of the publication of this statement, 30,000 options under the 2013 options plan remain which have not yet been exercised for shares of The Company, which – assuming full dilution, constitute approximately 0.23% of The Company's issued and outstanding share capital.

In addition, The Company granted, with the approval of the general meeting on November 20, 2013, 200,000 options under terms identical to those of the 2013 Plan, to each of Messrs. Williger. During the course of 2015, each of the offerees exercised the vested options for shares of The Company (the "Exercise Shares") and also sold the exercise shares based on the "Put" option granted to each of the offerees as part of the control acquisition agreement of the Parent Company by BSD Crown Ltd (see Note 25B), in relation to their holdings in The Company as of the date of said agreement, including shares which they received from exercising said options (the "Put Option"), on the dates and in the amounts specified below:

On March 4, 2015 and March 11, 2015, each of the offerees exercised 66,667 options in The Company, which were issued to them without consideration, for 66,667 ordinary shares of par value NIS 0.1 each in The Company (hereinafter in this subsection: the “Exercise Shares”). In consideration of the exercise shares, each of the offerees paid The Company the sum of USD 433,000, which reflects the exercise price of USD 6.5 for each exercise share.

On March 24, 2015, each of the offerees exercised the "Put" options in relation to the 66,667 exercise shares, and sold the exercise shares to BSD, in consideration of the sum of approximately USD 12 per exercise share.

On December 9 and December 14, 2015, each of the offerees exercised the 66,667 exercise shares. In consideration of the exercise shares, each of the offerees paid The Company the sum of USD 433,000, which reflects the exercise price of USD 6.5 for each exercise share.

On December 31, 2015, each of the offerees exercised the put options in relation to 66,667 of the exercise shares, and sold the exercise shares to BSD, in consideration of the sum of approximately USD 12 per exercise share.

As of December 31, 2015, all of the options granted to Messrs. Zwi and Joseph Williger were exercised or cancelled.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24  -    GUARANTEES AND PLEDGES

The Company's liabilities to banks with respect to overdrafts, on-call loans, documentary credit, and bank guaranteed supplier credit for December 31, 2015, is in the sum of NIS 16,214 thousands (NIS 4,630 thousand as of the end of 2014) for importation of food products are guaranteed by floating charges [pledges] on the share capital, goodwill, and property of the Company, as well as the insurance rights.

Secured liabilities of the Group:

	As of December 31,
	2 0 1 5	2 0 1 4	2 0 1 5
	NIS	NIS	US Dollars
	(in thousands)

Bank letters of credit	16,214	4,630	4,155
Bank overdraft	16	-	4
	16,230	4,630	4,159

 G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25  -    SAGNIFICANT EVENTS DURING THE REPORTING PERIOD

A.
A distribution agreement between our wholly-owned subsidiary Gold Frost and Arla grants Gold Frost an exclusive and non-transferable right to market and distribute in Israel cheese and butter products manufactured by Arla and its affiliated companies. Gold Frost's exclusivity is subject to its purchase of certain minimum quotas of Arla products. The agreement was signed in March 2005 for a period of five years commencing June 2005. In July 2007, the agreement was extended for a period of 10 years from June 2005 and is renewable automatically for a further period of five years, unless notice of termination is provided by either party. On April 16, 2015, the agreement was extended for an additional five-year period until June 2020. Arla has the right to terminate the agreement on 18 months' notice if Gold Frost fails to satisfy the minimum purchase requirements under the agreement, or on 30 days' notice under certain circumstances, including but not limited to in the case of the death or permanent incapacity of Zwi Williger or his ceasing to be involved in Gold Frost's business. Zwi Williger no longer held any positions with the Company as of January 21, 2016. After the departure of Mr. Zwi Williger from the Company on January 21, 2016, Arla notified the Company that, among other changes, it is seeking to reduce the period of exclusivity of the contract. The Company and Arla are currently in discussions regarding the length of this period of the exclusivity. As of financial statements' approval date, both companies continue to operate under the terms of the contract extension agreed to on April 16, 2015.

B.
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

On May 4, 2014, BSD completed its acquisition of 8,203,371 ordinary shares from the Sellers and other the Parent Company shareholders who participated in the tender offer. The ordinary shares of the Parent Company acquired by BSD represented 61.65% of the outstanding ordinary shares of the Parent Company and 62.21% of its voting rights. As of December 31, 2015 the Parent Company owns approximately 61.76% of the parent Company's shares. The BSD Agreement also governs the ongoing relationship of BSD with the Sellers after completion of the BSD Transaction.

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

C.
On July 15, 2015, the  Parent Company received notice (the “Notice”) from Mr. Alexander Granovsky, the ultimate controlling shareholder in the Parent Company as of the same date by means of Israel 18 B.V (hereinafter – the “Controlling Shareholder's Notice,” “Mr. Granovsky,” and “Israel 18” – respectively and as applicable) and from Mr. Gregory Gurtovoy, who according to the Notice is an Israeli citizen and is a businessman and banker (hereinafter: “Mr. Gurtovoy”), according to which Mr. Granvosky and a philanthropic fund incorporated in the Netherlands, Stichting Chabad Charity Foundation (hereinafter – the “Foundation”) sold all of their holdings in Israel 18, which are detailed below, to Mr. Gurtovoy on July 15, 2015 (hereinafter – the “Transaction”). In accordance with the Notice received at the Parent Company as aforesaid, as of this date, after the Transaction, Mr. Gurtovoy holds preferred shares in Israel 18 which constitute approximately 90% of the voting rights in Israel 18 and which grant him the right to appoint the directors of Israel 18, as well as the ordinary shares of Israel 18 which constitute approximately 9.5% of the voting rights in Israel 18, and approximately 95% of the issued and outstanding share capital in Israel 18. Mr. Yossi Schneorson, director in the Company and the boards of directors of the company's held by Israel 18 (hereinafter, together with the Company: the "Group") and CEO of BSD, hold approximately 4.95% of the rights in Israel 18's equity.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25  -   SAGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

According to the notice, Mr. Granovsky undertook to Mr. Gurtovoy, inter alia, that within three months of the date of the transfer of control to Mr. Gurtovoy as aforesaid, agreements would be signed between Israel 18 and the creditors of Israel 18, including Fortissimo Capital Management Ltd., the Naftali Shani Group, and three additional entities, for the purpose of settling Israel 18's debts to them with respect to the acquisition of control of BSD. Similarly, according to the notice, Mr. Granovsky undertook to make his best efforts to appoint directors on behalf of Mr. Gurtovoy to the Company's Board of Directors and to the boards of directors of the companies in the Group, subject to all laws.  We note that in the Notice, no details were provided regarding the consideration for the Transaction and the payment schedule for said consideration.

D.
On June 29, the company – "Mega Retail Ltd." (hereinafter – "Mega"), which is one of the Company's largest customers in the organized retail market, submitted a motion to approve a creditor arrangement with its suppliers. On July 14, 2015, the District Court in Lod (Center District) approved the recovery arrangement.

The recovery arrangement regulated, inter alia, the manner of repayment of Mega's debts to the Company with respect to the period up until June 30, where Mega's debt to the Company as of that same date stood at approximately NIS 4.9 million, and was not secured.

According to the provisions of the recovery arrangement, payments of 30% of the amount of Mega's debt to the Company which had accrued up until June 30, 2015 (approximately NIS 1.5 million) would be deferred for two years (hereinafter – the "Deferred Debt") and would be paid in 36 equal monthly payments as of July 15, 2017, and would bear interest (unlinked) at a rate of 2% per year, and as of July 15, 2017, would bear (unlinked) interest at a rate of 3% per year. Similarly, as of the date of the statements, 70% of the amount of the balance of Mega's debt to the Company as of June 30, 2015 (approximately NIS 3.4 million), was paid.

Additionally, it is stipulated in the recovery arrangement that within 4 months from the date of the approval of the recovery arrangement, Alon Blue Square Israel Ltd. (hereinafter – "Blue Square"), which is the controlling shareholder and Mega, would issue rights and within 7 days thereafter, the Company would be given the option to convert the deferred debt, in whole or in part, into shares of Blue Square in consideration of an exercise price stipulated in the arrangement and in accordance with the terms stipulated in the arrangement.

After Mega met undertakings to repay the arranged debt, and prior to the execution of the rights issue by Blue Square, on January 17, 2016, Mega again applied to the Court with a petition to grant in order to stay proceedings, and on January 18, 2016, the Courts issued in order to stay proceedings regarding Mega. As of the date of the issuing of the order to stay proceedings, Mega's debt to the Company, including the deferred debt, amounts to the sum of approximately NIS 3.9 million.

On January 12, 2016, Blue Square submitted a motion to the Court to postpone the date of the rights issue, because following regulatory difficulties, it was unable to execute the rights issue on the date stipulated in the arrangement, and that in its assessment, it will be able to execute the rights issue in May 2016. A decision has not yet been rendered on Blue Square's motion.

As of the date of the statements, the total amount of Mega's debt to the Company stands at approximately NIS 5.7 million, where on January 1, 2016 (prior to the date of the stay of proceedings), Mega paid the Company the sum of approximately NIS 1.8 million.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25  -   SAGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

As of the date of the issuing of the order to stay proceedings regarding Mega, the Company continues to work with Mega and to supply it with merchandise, in accordance with the budget established by the trustees and submitted to the Company. Non-deviation from the budget ensures that the Company will receive payment with respect to the products which it supplies to Mega. The payment with respect to merchandise supplied is paid in cash at the end of each week.

On July 9, 2015, Mega filed a petition with the Center District Court to stay proceedings for Eden Briut Teva Market Ltd. ("Eden"), Mega's subsidiary. On August 16, 2015, the District Court for the Center District approved the offer by Tiv Taam Holdings 1 Ltd. (“Tiv Taam”) for the purchase of Eden's operations and rights in connection with eight of the independent branches which Eden operates under the brand “Eden Teva Market” (the “Offer”), whether by Tiv Taam or by a different corporation under its control and subject to fulfillment of the conditions precedent in the Offer. To the best of the Company's knowledge, the purchase agreement took effect on September 2, 2015, after the conditions precedent in the offer were met.

Eden’s debt balance in The Company’s books as of the date of the statements and the date of the suspension of proceedings stands at approximately NIS 0.6 million (including VAT).

In light of the uncertainty of Mega’s and Eden Briut Teva Market’s status, the Company provided the sum of approximately NIS 2.9 million on its books, for doubtful debts. The total impact on net profits after tax and with the neutralization of the minority's part, is approximately NIS 1.3 million.

E.
During the course of June 2015, 396,839 ordinary shares of NIS 0.1 par value each of The Company were purchased by the Parent Company in consideration of the sum of approximately NIS 8,751 . the Parent Company holds 8,177,453 ordinary shares of The company, constituting approximately 61.76% of its issued and outstanding share capital and the voting rights therein (and fully dilated, approximately 61.62%), and together with BSD, approximately 67.58% of The company issued and outstanding share capital and voting rights (and fully diluted, approximately 67.43%).

NOTE 26 -     EVENTS AFTER THE REPORTING PERIOD

A.
On February 17, 2016, a search was conducted in the offices of the Company, The Company, BSD, and BGI, by the Israeli Securities Authority (the "Authority"), during which various documents and computers were taken from the Group's offices. Similarly, to the best of the Company's knowledge, a number of executives in the Group are being investigated by the Authority. Similarly, Mr. Gregory Gurtovoy, chairman of the Company's Board of Directors and the boards of the Group's companies (and the direct ultimate controlling shareholder therein) was detained for interrogation by the Authority for three days, and afterwards, was placed under house arrest for a period of two weeks (which ended). According to the exhibit attached to the arrest petition, Mr. Gurtovoy was arrested on the suspicion of the crimes of fraudulent acquisition under aggravating circumstances, falsifying corporate documents, fraud, and a breach of trust in a corporation, money laundering crimes, as well as reporting in order to deceive a reasonable investor. Additionally, Mr. Joseph Israel Schneorson, who serves as deputy chairman of the Company's Board of Directors and a director in The Company, was placed under house arrest for a period of 4 days (which has ended).

As far as management is aware, the investigation by the Israeli Securities Authority relates to an investment made during January 2016, of approximately USD 3 million previously held in a bank account of a subsidiary of the Company, in a bonds of a European company, which allegedly served as a collateral to a loan obtained by the controlling shareholder or another individual and which was unrelated to the Company's operations.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 26 -     EVENTS AFTER THE REPORTING PERIOD (Cont.)

B.
On February 18, 2016, trade was suspended in The Company's securities, whose shares are traded, as aforesaid, on the NASDAQ in the US. From a conversation between the Company's attorney and a representative of NASDAQ Listing Qualifications ("NASDAQ") following the aforementioned suspension of trade, The Company received letters from NASDAQ requesting clarifications with regard to the investigation being conducted by the Authority in connection with the suspicion of the violation of certain sections of the Israeli Securities Law. As of the date of the statements and to the date of their publication, the Company is acting to respond to the questions raised in the letters, under the restrictions of the investigation. As of the date of the publication of the statements, trade in The Company's securities has been renewed.

C.
On February 25, 2016, a petition was filed with the Tel Aviv-Jaffa District Court by a purported shareholder of the Parent Company for approval of a derivative action against the Company's directors and executive officers.  The Company and Parent Company have been named as respondents. The claim alleges USD 3 million in damages caused to the applicant due to an alleged breach of fiduciary duties and duty of care of the Company's directors and executive officers to the Company. On April 21 the Tel Aviv-Jaffa District Court granted to the Company's directors and executive officers an extension for 45 days to respond the claim. At this preliminary stage, the Company and Parent Company are reviewing and evaluating the Company and claims therein.

D.
On February 29, 2016, The Company was served with a lawsuit and a motion to certify it as a class action (securities class action) which was filed in the US in the Federal District Court for the Southern District of New York by a shareholder who claims to own shares of The Company (the "Plaintiff"), against The Company, Mr Gurtovoy, chairman of the Parent Company's and The Company's Boards of Directors, and the (ultimate direct) controlling shareholder, and some of the officers (past and present) (hereinafter, jointly: the "Defendants").

The lawsuit is a demand for compensation for alleged damages incurred by the Plaintiff because of a violation of Federal securities Law and other laws by the Defendants during the period from April 30, 2014 and until February 18, 2016. In light of the early stage of the lawsuit, the Company cannot, based on the position of its legal advisors, evaluate the risk involved and therefore, no provision was made in the financial statements with respect to the aforesaid

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

By:	/s/ Iram Efraim Graiver
Iram Efraim Graiver
Chief Executive Officer

Date:  April 28, 2016

EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (7)
1.2	Articles of Association of the Company, as amended on March 20, 2014 (7)
2.1	Specimen of Certificate for ordinary shares (1)
4.1	Share Option Plan (1)
†4.2	Services Agreement between the Company and Willi-Food, dated April 1, 1997 (2)
†4.3	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (3)
†4.4	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (3).
4.5	Placing Agreement between the Company, Gold Frost, certain officers of Gold Frost and Corporate Synergy dated March 2, 2006 (3).
4.6	Lock In Agreement, between the Company, Gold Frost, Corporate Synergy and certain officers of Gold Frost, dated March 2, 2006 (3)
4.7	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (4)
†4.8	Sale Agreement, dated July 24, 2012, between the Company and Willi-Food Investments Ltd. (5)
4.9	2013 Option Plan (6)
4.10	Agreement between G. Willi-Food International Ltd., Zvi V. & Co. Company Ltd. and Yossi Willi Management and Investment Ltd., dated November 12, 2015 (8)
8.1	Subsidiaries of the Company (*)
12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
15.(a).1	Consent of Independent Registered Public Accounting Firm (*)
________________________________

†	English translations from Hebrew original.
(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(4)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.
(5)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.
(6)	Incorporated by reference to the Company’s Form 6-K filed October 31, 2013.
(7)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.
(8)	Incorporated by reference to Appendix A to the Company’s Form 6-K filed December 10, 2015.
(*)	Filed Herewith