Form 20-F
period 2016-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2017-04-27
CIK 1030997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
 For the fiscal year ended December 31, 2016

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

The registrant had 13,240,913 ordinary shares, NIS 0.10 nominal value per share as of December 31, 2016.

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

Non-accelerated filer ☒   Large Accelerated filer ☐   Accelerated filer  ☐

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

Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. Dollars or NIS as the case may be, at the rates indicated or at any other rate.  Therefore, unless otherwise stated, the translations of NIS into U.S. Dollars have been made at the rate of NIS 3.845 = $1.00, the representative exchange rate on December 31, 2016.

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

•	changes affecting currency exchange rates, including the NIS/U.S. Dollar and NIS/Euro exchange rates;
•	payment default by, or loss of, one or more of our principal clients;
•	the loss of one or more of our key personnel;
•	termination of arrangements with our suppliers, and in particular Arla Foods amba;
•	increasing levels of competition in Israel and other markets in which we do business;
•	increase or decrease in global purchase prices of food products;
•	interruption to our storage facilities;
•	our inability to accurately predict consumption of our products or changes in consumer preferences;
•	product liability claims and other litigation matters;
•	our insurance coverage may not be sufficient;
•	our operating results may be subject to variations from quarter to quarter;
•	our inability to successfully compete with nationally branded products;
•	our inability to successfully integrate our acquisitions;
•	our inability to protect our intellectual property rights;
•	significant concentration of our shares are held by one shareholder;
•	we are controlled by and have business relations with Willi-Food Investments Ltd. and its management;
•	the price of our ordinary shares may be volatile;
•	our inability to meet the Nasdaq listing requirements;
•	our inability to maintain an effective system of internal controls;
•	all of our assets are pledged to creditors;
•	cyber-attacks on the Company's information systems;
•	changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;
•	economic conditions in Israel;
•	changes in political, economic and military conditions in Israel, including, in particular, economic conditions in the Company’s core markets; and
•	our international operations may be adversely affected by risks associated with international business.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following selected consolidated financial data for each of the years in the three-year period which ended December 31, 2016, 2015 and 2014 are derived from our audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with IFRS as issued by IASB. The selected consolidated financial data for the years ended December 31, 2013 and 2012 is derived from our audited consolidated financial statements not appearing in this report. All of the financial data set forth below are in thousands (except share and per share amounts). You should read the following selected consolidated financial data in conjunction with "Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto appearing elsewhere herein. Historical results are not necessarily indicative of any results to be expected in any future period.

Recent Exchange Rates of NIS to one U.S. Dollar

The table shows the high and low exchange rate of NIS per one U.S. Dollars for the last six months:

	High	Low
November 2016	3.876	3.799
December 2016	3.867	3.787
January 2017	3.860	3.769
February 2017	3.768	3.659
March 2017	3.693	3.614
April 2017 (through April 24, 2017)	3.681	3.628

The representative exchange rate for NIS on December 31, 2016 was NIS 3.845 = $1.00, and the representative exchange rate for NIS on April 24, 2017 was NIS 3.649  = $1.00.

The average exchange rate of NIS 3.841  = USD 1.00 was for the year ended December 31, 2016, NIS 3.884 for the year ended December 31, 2015, NIS 3.577 for the year ended December 31, 2014, NIS 3.610  for the year ended December 31, 2013 and NIS 3.858 for the year ended December 31, 2012.

Income Statement Data:
In accordance with IFRS

	For the year ended December 31
	2016		2015	2014	2013	2012
	NIS	USD	NIS	NIS	NIS	NIS
Revenue	294,202	76,516	312,514	328,741	336,032	286,509
Cost of sales	217,585	59,590	237,452	249,136	252,355	217,468
Gross profit	76,617	19,926	75,062	79,605	83,677	69,041
Selling expenses	39,405	10,249	37,294	39,696	35,130	28,915
General and administrative expenses	14,577	3,791	32,926	19,231	19,408	16,715
Other Income	(112)	(30)	(2,182)	(2,943)	-54	(46)
Total operating expenses	53,870	14,010	68,038	55,984	54,484	45,584
Operating profit	22,747	5,916	7,025	23,621	29,193	23,457
Finance income	(3,425)	(891)	3,363	2,794	13,008	8,716
Finance expense	3,143	817	978	375	876	410
Finance income, net	(6,568)	(1,708)	2,385	2,419	12,132	8,306
Profit before taxes on income	16,179	4,208	9,410	26,040	41,325	31,763
Taxes on income	(5,327)	(1,385)	(2,566)	(7,186)	(9,517)	(7,757)
Profit from continuing operations			6,844	18,854	31,808	24,006
Profit for the year	10,852	2,823	6,844	18,854	31,808	24,006
Attributable to:
Owners of the Company	10,852	2,823	6,844	18,854	31,808	24,006
Net Income	0.82	0.21	6,844	18,854	31,808	24,006
Basic and diluted earnings per Share	0.82	0.21	0.52	1.45	2.45	1.85
Shares Used in Computing Earnings per Share	13,240,913	13,240,913	13,090,729	12,974,245	12,974,245	12,977,481

Balance Sheet Data:
In accordance with IFRS

	As of December 31,
	2016		2015	2014	2013	2012
	NIS	USD	NIS	NIS	NIS	NIS
Working capital	347,222	90,305	352,437	340,780	325,926	292,596
Total assets	411,471	107,015	415,150	411,349	395,048	384,717
Short-term bank debt	-	-	16	-	18	9,930
Shareholders' equity	391,004	101,692	399,712	386,066	365,843	333,761
Capital stock	13,240,913	13,240,913	13,240,913	12,974,245	12,974,245	12,977,481

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

In order to reduce these risks, the Board has reviewed and revised various Company investment practices. Specifically, we have adopted the procedure of regularly removing available funds in the Company's various accounts for management by external investment managers. In addition, the Board has revised the Company's investment policy, has appointed members of the Audit Committee to the investment committee and has added the Chairman of the Board to such investment committee (none of whom are the Company's controlling shareholder or a representative thereof).

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

Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivables. Despite our large number of clients (approximately 1,500 in Israel and abroad), a significant part of our sales is made to a limited number of customers (mainly the organized market). Our two largest customers are Shufersal Ltd. ("Shufersal") and Mega Retail Ltd. ("Mega"). During 2015, Mega, the second largest supermarket chain in Israel, experienced financial difficulties and entered into a court-approved creditor arrangement with its suppliers. In July 2016, the Mega chain (127 branches nationwide operating under the brand names Mega Ba’ir ("Mega in Town") and Zul Bashefa ("Cheap and Plentiful")) was sold as a single block to the Yenot-Bitan Ltd. ("Yenot-Bitan"). Sales to Shufersal and Mega/Yenot-Bitan accounted for 23% of our sales in 2016.  We generally do not require and do not receive collateral from these customers, although we do require and receive collateral from most of the remainder of our clients in Israel to ensure security of collecting payments. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all reasonably anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major clients default on their payment obligations to us, we will not possess sufficient security to collect the entire debt.

We depend on a small number of principal clients who have in the past bought our products in large volumes. We cannot assure that these clients or any other client will continue to buy our products in the same volumes, on the same terms or at all.

Despite our wide dispersion of clients, we have two major clients, Shufersal and Mega/Yenot-Bitan, both of which own, among other things, supermarket chains, which accounted for approximately NIS 46.2 million  and NIS 21.6 million, respectively, of our revenue during 2016. We do not have long term purchase contracts with our clients, and our sales arrangements with our clients do not have minimum purchase requirements. We cannot assure that our major clients will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Losing one or more of them may adversely affect our business results. In addition, we cannot assure that we will be able to attract new customers. Our failure to do so may significantly reduce our sales.

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

Although no single company supplies a majority of any of our products, we are dependent on Arla, a Danish company which supplies a high percentage of our products (13% in 2016 and 12% in 2015). Terminating the engagement with any supplier, and Arla in particular, or a material change in the engagement terms for purchasing products from those suppliers, may have an adverse effect on our results of operations. Our wholly-owned subsidiary Gold Frost Ltd., which we refer to herein as Gold Frost, has a distribution agreement with Arla pursuant to which Gold Frost serves as Arla’s sole and exclusive agent and distributor in Israel of certain products for a ten-year period from June 2005, which was extended in April 2015 for an additional five years until June 2020. After the departure of Mr. Zwi Williger from the Company on January 21, 2016, Arla notified the Company that, among other changes, it is seeking to reduce the period of exclusivity of the contract. On January 3, 2017, Arla and the Company announced the extension of its exclusive distribution agreement for a term of one year commencing from December 29, 2016 until December 31, 2017. Under the extension, Arla granted Goldfrost an exclusive non-transferable right to import, export, market and distribute in Israel dairy and dairy substitute products manufactured by Arla. Goldfrost's exclusivity is subject to its purchase of certain minimum quotas of Arla products. In addition, Arla has the right to terminate the Agreement under certain circumstances, including in the case of the death or permanent incapacity of Mr. Iram Graiver or his ceasing to be involved in Goldfrost's business. For more information, see “Item 4.  Information on the Company – B. Business Overview – Suppliers”.

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

               The food distribution business in Israel is highly competitive. We face competition from existing competitors in respect of imported as well as locally manufactured food products. Local producers are not subject to the financial risks of importing food products or to governmental policies regarding taxation of imported food products to which we as importers are subject. We may also face competition from potential newcomers to the local food manufacturing business as well as from existing importers and/or manufacturers not currently offering the same lines of products as us. In addition, in the event we further expand our activity in the international food markets, we will also face competition from manufacturers and/or distributors from the locations in which we expand our activity. Certain of our current and potential competitors are substantially more established, benefit from substantially greater market recognition and have greater financial, marketing, labor and other resources than we have. If any of our competitors materially reduces prices, we may be required to reduce our prices in order to remain competitive. Such reductions, if effected, could have a material adverse effect on our financial condition and results of operations.

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

We hold inventory of basic foodstuffs (such as preserved food, dairy and dairy substitute products, edible oils, pasta and rice) and other food products, and we accumulate inventories of these products based on our prediction of the consumption of these products by our customers.  If actual consumption does not meet the prediction, and the shelf life of such products expires or we cannot otherwise sell such products, this may materially and adversely affect our financial condition and results of operations. On the other hand, to the extent we do not have adequate inventory of these critical products (due, for example, to an emergency situation or our failure to predict the rate of consumption of our products), we will not be able to meet the needs of our customers and our potential revenues may be adversely affected.

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

Our operating results may be subject to variations from quarter to quarter depending on, among other things, the timing of sales campaigns and special events initiated by both us and our customers, the major Jewish holidays (such as the Jewish New Year and Passover), our ability to manage future inventory levels in line with business opportunities and anticipated customers’ demand, competitive developments in the market, changes in government regulations, periodic work stoppages or disruptions, changes in the rates of inflation in Israel and fluctuations in NIS/Dollar and NIS/Euro exchange rates. There can be no assurance that our sales or net income (if any) in any particular quarter will not be lower than the preceding and/or comparable quarter or that our sales or net income (if any) in a particular quarter will be indicative of our results of operations for the entire year. The trading prices of our ordinary shares may fluctuate significantly in response to variations in our operating results.

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

We may not successfully integrate our acquisitions.

We have made acquisitions in the past and may do so in the future.  Our success will depend in part on our ability to manage the combined operations of any acquired company, to integrate the operations and personnel of such company together with our other subsidiaries into a single organizational structure, and to replace those subsidiary managers who have departed or may in the future leave our employ. There can be no assurance that we will be able to effectively integrate the operations of our subsidiaries and our acquired businesses into a single organizational structure. Integration of operations could also place additional pressures on our management as well as on our other key personnel. The failure to successfully manage any integration could have an adverse material effect on results of our operations.

If we are unable to protect our intellectual property rights, our competitive position could be compromised.

We market certain products under the trademarks “Willi-Food”, Donna Rozza", "Manchow", “Gold Frost”, "Tifeeret", "Say cheese", and "Emma". Although we have registered trademarks for these brands, we cannot assure that the degree of protection these and other trademarks offer will be sufficient to protect our rights in these marks.

One shareholder owns a large percentage of our shares.

As of April 24, 2017, Willi-Food owned approximately 61.93% of our ordinary shares (approximately 61.93% on a fully‑diluted basis), and as of such date B.S.D. Crown Ltd. ("BSD") held approximately 67.76% of our outstanding shares (approximately 67.76% on a fully‑diluted basis). In addition to its control of Willi-Food, BSD directly owns 771,075 of our ordinary shares. See "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders".

Our Articles of Association do not provide for cumulative voting rights with respect to the election of directors and every resolution of the company in the general meeting of shareholders is deemed duly passed if passed by a simple majority of the shareholders present and voting unless another majority is required by the Israeli Companies Law (the "Companies Law") or by our Articles of Association. Therefore, our major shareholders are able to control the outcome of matters requiring shareholder approval that do not require a special majority.

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

 On February 18, 2016, trading of the Company's ordinary shares was halted by Nasdaq following announcement by the Company of an investigation by the Israel Securities Authority regarding possible breaches of the Israeli securities laws and criminal offenses. To the best knowledge of Company management, the investigation relates to an investment of approximately US$ 2.25 million made during January 2016 in the form of bonds of a European company which allegedly served as a collateral to a loan obtained by Mr. Gurovoy or another individual, and which was unrelated to the Company's operations. Following the public disclosure of this information, trading of the Company's ordinary shares on the Nasdaq Capital Market resumed on April 7, 2016.   See " Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings".

   Under Nasdaq’s Marketplace Rule 5450(a)(1) (the “Rule”), any company whose shares have a closing bid price less than $1.00 for 30 consecutive business days may be subject to a delisting proceeding by Nasdaq. We now satisfy this requirement as our stock price is above $1.00 per share. Since the beginning of 2016, our stock price has been trading in a range of $3.22 to $6.76 per share, although it dropped to $3.62 per share after our ordinary shares resumed trading on the Nasdaq Capital Market on April 7, 2016.

    On January 10, 2017, the Company received a letter from the Listing Qualifications Department of Nasdaq notifying the Company that it is no longer in compliance with Nasdaq Listing Rule 5620(a) because it did not hold an annual meeting of shareholders within 12 months of the end of the Company's fiscal year ended December 31, 2015. The letter provided that the Company had 45 calendar days to submit a plan to regain compliance, which the Company did on February 23, 2017. That plan indicates the scheduling by the Company of the convening of an annual meeting of shareholders to be held June 20, 2017 at which, in addition to any other matters on the agenda, shareholders will vote on election of directors. Nasdaq subsequently accepted the 0.plan.

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

Our results of operations may be impacted by cyber-attacks on the Company's information systems.

Suspension or malfunction of internal or third party systems, or unauthorized access, misuse, computer viruses and cyber-attacks affecting such systems, could impact our results of operations. Our businesses rely on secure processing, storage, transmission and reception of personal, confidential and proprietary information on our systems. We may become the target of attempted unauthorized access, computer viruses or malware, and other cyber-attacks designed to access and obtain information on our systems or to disrupt and cause other damage to our services. Although these threats may originate from human error or technological failure, they may also originate from the malice or fraud of internal parties, such as employees, or third parties, including foreign state actors and extremist parties. Additionally, we could also be adversely impacted if any of the third-party vendors, exchanges, clearing houses or other financial institutions to which we are interconnected are subject to cyber-attacks or other informational security breaches. Such events could cause interruptions to our systems, reputational damage, client dissatisfaction, legal liability, enforcement actions or additional costs, any and all of which could adversely affect our financial condition and operations. While we continue to devote significant resources to monitor and update our systems and implement information security measures to protect our systems, there can be no assurance that any controls and procedures we have in place will be sufficient to protect us from future security breaches. As cyber threats are continually evolving, our controls and procedures may become inadequate and we may be required to devote additional resources to modify or enhance our systems in the future.

Risks Related to Our Location in Israel

We are subject to regulations and other policies of the Israeli government and of other countries from which we import and into which we export. If we are unable to obtain and maintain regulatory qualifications or approvals for our products, our business may be adversely affected.

Regulatory, licensing and quotas: The import, export, storage, marketing, distribution and labeling of some major food products are subject to extensive regulation and licensing by various Israeli government and municipal agencies, principally the Ministry of Health, the Ministry of Economy (f/k/a the Ministry of Industry, Trade and Labor), the Ministry of Agriculture and the Ministry of Finance. To the extent that we have imported and exported, or will import and export, food products outside of Israel, we may be subject to quotas and other import and export laws and regulations which may limit our ability to sell or buy certain of our food products into or from these countries. We are required to maintain our distribution processes in conformity with all applicable laws and regulations. In the event that such laws and regulations change, or we fail to comply with such laws and regulations, we may be prevented from trading within Israel or another part of the world.

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

   A major part of our sales are made in Israel, and consequently our financial performance is dependent to a significant extent on the economy of Israel. A deterioration of the economic situation in Israel, or periodic work stoppages or disruptions, may erode the real wages and lower the buying power of our potential customers. This in turn may adversely affect our activities and business results.  In addition, in 2011 to mid-2012 our business results were adversely affected by the national protest against the cost of food products, pressuring us to decrease our selling prices to our customers. The pressure from such protests decreased during 2012 and 2013 but rose again beginning in mid-2014. The result of such protests and a strong price awareness by consumers continues to affect the food industry and the level of pricing. In general, from 2013 to 2016 food consumption in Israel remained unchanged, despite a natural population growth rate of about 2% per year during this period. In addition, in 2015 Mega Retail Ltd., one of Israel’s largest supermarket chains and a major customer of the Company, encountered financial difficulties and entered into a court-approved creditor arrangement with its suppliers. In July 2016, the Mega chain was sold as a single block to the Yenot-Bitan Ltd. In addition, large discount supermarket chains such as Rami Levy, Hazi Hinam, and Osher Ad have experienced growth in recent years, which is evidenced by the conversion of mid-range branches into this format. For more information, see "Our business may be materially affected if any of our major clients defaults on its payment to us" in this section above.  Any consumer demand for price reductions or decrease in food consumption in Israel in monetary terms may have a material adverse effect on us and our financial performance.

We may be affected by political, economic and military conditions in Israel and the Middle East.

We are incorporated under the laws of the State of Israel, our principle offices are located in central Israel and all of our officers, employees and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel have a direct influence on us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect our operations.  During the winter of 2012 and the summer of 2014, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip. This conflict involved missile strikes by Hamas against civilian targets in various parts of Israel and negatively affected business conditions in Israel. We estimate that the conflict with Hamas in 2014 reduced the Company's sales by approximately NIS 16 million. Ongoing or revived hostilities related to Israel may have a material adverse effect on our business and on our share price. The recent revolutions and political uncertainty in surrounding countries, including Egypt and Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised concerns regarding security in the region and the potential for armed conflict. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular.
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

Our commercial insurance does not cover property, asset or operational losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently reimburses for the value of direct damages that are caused by terrorist attacks or acts of war, and if certain conditions are met covers indirect damages (up to limited amounts) as well, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business.
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

We purchase food products from over 150 suppliers  located around the world. Therefore, we are subject to certain risks that are inherent in an international business. These include, but are not limited to:

•	varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

•	tariffs, customs, duties, quotas and other trade barriers;

•	global or regional economic crises;
•	difficulties in managing foreign operations and foreign distribution partners;

•	longer payment cycles and problems in collecting accounts receivable;

•	fluctuations in currency exchange rates;

•	political risks;

•	foreign exchange controls which may restrict or prohibit repatriation of funds;

•	export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

•	seasonal reductions in business activity in certain parts of the world; and

•	potentially adverse tax consequences.

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

In May 2001, the Company acquired all the shares of Gold Frost Ltd. for NIS 336 thousand (USD 90 thousand). Gold Frost, which was registered in 1977 in Israel, is engaged in designing, developing and distributing frozen and chilled food products.

   On March 9, 2006, the Company's subsidiary, Gold Frost, completed an initial issuance to the public on the London AIM market which yielded gross proceeds of NIS 36.5 million ($9.8 million). Following this issuance, as of May 30, 2006, the Company held approximately 75.7% of Gold Frost's share capital. During November 2007 - January 2008, the Company purchased on the AIM market an additional approximately 14.3% of Gold Frost's share capital, reaching aggregate holdings of up to 90% of Gold Frost's share capital.

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

 On November 22, 2016, the Company announced a new dividend policy and, in accordance with such policy, the Company announced that its Board of Directors declared a regular annual cash dividend of $0.3776 per share payable on December 21, 2016 to shareholders of record at the close of business on December 8, 2016. This was the Company's first dividend distribution since 2006. See "Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy".

CAPITAL EXPENDITURES

Our capital expenditures were $0.50 million, $0.60 million and $1.85 million for the three years ended December 31, 2016, 2015 and 2014, respectively. Our capital expenditures from January 1, 2017 until March 31, 2017 were approximately $23,000. For more information, see "Item 4. Information on the company – D. Property, Plants and Equipment".

B.	BUSINESS OVERVIEW

Overview

The Company is an Israeli-based company engaged, directly and through subsidiaries, in the development, import, export, marketing and distribution of a wide variety of over 600 food products world-wide. In the year ended December 31, 2016, substantially all of our revenue was generated in Israel, with less than 1% of our revenue resulting from exports outside Israel.

The Company purchases food products from over 150 suppliers located in Israel and throughout the world, including from the Far East (China, India, the Philippines and Thailand), Ethiopia, Eastern Europe (Poland, Lithuania and Latvia), South America (Ecuador), the United States, Canada, Western and Central Europe (the Netherlands, Belgium, Monaco, Germany, Sweden, Switzerland, Denmark, and France) and Southern Europe (Spain, Portugal, Italy, Turkey and Greece).

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

Following changes in management in recent years, the Company continues to re-evaluate its strategic position and consider other business opportunities. As part of this re-evaluation, the Company is considering forming strategic alliances with or entering into different lines of business, expanding its product lines, and increasing product sales with existing customers while adding new customers. In addition, the Company is examining M&A opportunities to further increase its market presence.

As of April 24, 2017, the Company’s principal shareholder, Willi-Food, held approximately 61.93% of our ordinary shares (approximately 61.93% on a fully‑diluted basis). The primary assets of Willi-Food are the Company’s ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”. Willi-Food’s securities are traded on the Tel Aviv Stock Exchange.

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

The principal products in the import segment product line are as follows:

•
Canned Vegetables and Pickles:  including mushrooms (whole and sliced), artichoke (hearts and bottoms), beans, asparagus, capers, corn kernels, baby corn, palm hearts, vine leaves (including vine leaves stuffed with rice), sour pickles, mixed pickled vegetables, pickled peppers, an assortment of olives, garlic, roasted eggplant sun and dried tomatoes. These products are imported primarily from China, Greece, Thailand, Turkey, India, and the Netherlands.

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

•
Dairy and Dairy Substitute Products:  including hard and semi-hard cheeses (parmesan, edam, kashkaval, gouda, havarti, cheddar, pecorino, manchego, maasdam, rossiysky, iberico and emmental), molded cheeses (brie, camembert and danablu), feta, Bulgarian cubes, goat cheese, fetina, butter, butter spreads, margarine, melted cheese, cheese alternatives, condensed milk, whipped cream and others. These products are primarily imported from Greece, France, Lithuania, Denmark, Germany, Italy and the Netherlands.

•
Dried Fruit, Nuts and Beans:  including figs, apricots and organic apricots, chestnuts organic chestnuts, sunflower seeds, sesame seeds, walnuts, pine nuts, cashews, banana chips, pistachios and peanuts. These products are primarily imported from Greece, Turkey, India, China, Thailand and the United States.

•
Other Products:  including, among others, instant noodle soup, frozen edamame soybeans, freeze dried instant coffee, bagels, breadstick, coffee creamers, lemon juice, halva, Turkish delight, cookies, vinegar, sweet pastry and crackers, sauces, corn flour, rice, rice sticks, pasta, organic pasta, spaghetti and noodles, breakfast cereals, corn flakes, rusks, couscous, rusks, tortilla, dried apples snacks, deserts (such as tiramisu and pastries) and light and alcoholic beverages. These products are primarily imported from the Netherlands, Germany, Italy, Greece, Belgium, the United States, Scandinavia, Switzerland, China, Thailand, Turkey, India, and South America.

Product Information

The products that generated the largest sales volume for the year ended December 31, 2016 were dairy and dairy substitute products (37% of sales), canned vegetables (14% of sales), dried fruit, nuts and beans products and edible oil products (less than 10 % of sales).

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

Most of the products that we import and market are approved as kosher by, and/or under the supervision of, various supervisory institutions, including the Chief Rabbinate of Israel, Badatz Edah HaChareidis, Badatz Beit Yosef, Chug Chatam Sofer, certain Jewish organizations administering Kashrut procedures and certifications (such as the Union of the Orthodox Jewish Congregation of America (referred to as OU), Badatz Igud Harabanim Manchester, OK, Circle K and Triangle K) and rabbis of local Jewish congregations abroad.  For more information, see “- Government Regulation” in this section below.

Our products are packaged by various manufacturers and suppliers abroad and labeled with Hebrew, English and, in certain cases, Arabic and Russian labels, in accordance with our instructions and requirements and in accordance with applicable law. For more information, see “ – Government Regulation” in this section below.

Suppliers

We purchase food products from over 150 suppliers, including suppliers located in Israel, the Far East (China, India, the Philippines and Thailand), Ethiopia, Eastern Europe (Poland, Latvia, and Lithuania), South America (Ecuador), the United States, Canada and in Western, Northern and Southern Europe (Sweden, Denmark, Greece, Monaco, the Netherlands, Italy, Monaco, Portugal, Spain, Belgium, Germany, France, and Turkey).

In addition, we actively maintain contact with our suppliers world-wide through which we assess, on an on-going basis, world market trends, fluctuations in prices, and other issues relevant to our business. Our management and personnel visit food trade fairs world-wide on a regular basis and endeavor to create new business relationships with potential suppliers.

Certain of the products we import are seasonal agricultural products, such as artichokes, cherries, mushrooms, eggplants and peaches. In order to ensure a continued supply of these seasonal items, we generally make arrangements with the producers of such products at the beginning of the season for the terms of purchase of such items for the upcoming year.

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

No single supplier provides us with for the majority of our products, most of which we purchase from several suppliers. However, we are dependent on one supplier, Arla, with respect to a large part of our products (13% in 2016 and 12% in 2015). A distribution agreement between our wholly-owned subsidiary Gold Frost and Arla grants Gold Frost an exclusive and non-transferable right to market and distribute in Israel dairy and dairy substitute products manufactured by Arla and its affiliated companies. Gold Frost's exclusivity is subject to its purchase of certain minimum quotas of Arla products. The agreement was signed in March 2005 for a period of five years commencing June 2005. In July 2007, the agreement was extended for a period of 10 years from June 2005 and is renewable automatically for a further period of five years, unless notice of termination is provided by either party. On January 21, 2016, Arla notified the Company that, due to changes in the organizational structure and management of the Company, it is seeking to reduce the period of exclusivity of the contract. On January 3, 2017, Arla and the Company announced the extension of its exclusive distribution agreement for a term of one year commencing from December 29, 2016 until December 31, 2017. Under the extension, Arla granted Goldfrost an exclusive non-transferable right to import, export, market and distribute in Israel dairy and dairy substitute products manufactured by Arla. Goldfrost's exclusivity is subject to its purchase of certain minimum quotas of Arla products. In addition, Arla has the right to terminate the Agreement under certain circumstances, including in the case of the death or permanent incapacity of Mr. Iram Graiver or his ceasing to be involved in Goldfrost's business.

We do not generally enter into written agency or other agreements with our suppliers. However, we have written agreements with approximately nine foreign suppliers that confirm our exclusive appointment as the sole agent and/or distributor of such suppliers, either with respect to a specific product or with respect to a line of products, within the State of Israel. These exclusivity rights have generally been granted for periods of 12 – 36 months and are automatically extendable unless terminated by either party upon prior notice, and in certain cases are conditioned upon our compliance with certain minimum purchase requirements. The suppliers from which we received such written agreements accounted for 39% and 23% of our purchases in 2016 and in 2015, respectively. In a few instances we did not fulfill the minimum purchase requirements of such agreements, but no supplier has ever terminated its agreement with us due to our failure to comply with such minimum purchase requirements. Our purchases are not motivated by a desire to meet such minimum purchase requirements, and the considerations in purchasing products from these suppliers are identical to those for purchasing from other suppliers.

In addition to Arla, we purchased several products from a single supplier in 2016 and, as a result, that supplier accounted for more than 10% of our total purchases; however, purchases from this supplier were made due to economies of scale, operational efficiency and convenience, and the Company does not consider itself dependent on this supplier. The average volume of our credit balance with our suppliers in 2016 was NIS 9.2 million (US$ 2.4 million) consisting of 16 days of suppliers credit on average, in 2015 was NIS 16.6 million (US$ 4.3 million) consisting of 24 days of suppliers credit on average and in 2014 it was NIS 16.7 million (US$ 4.3 million) consisting of 16 days of suppliers credit on average.

Customers

The Company's products are marketed and sold to approximately 1,500 customers throughout Israel and outside of Israel.

The Company's customers generally fall within one of the following two groups:

•	large retail supermarket chains in the organized market, and

•	private supermarket chains, mini-markets, wholesalers, manufactures, institutional customers, and governmental customers, referred to herein as the "private sector".
The first group of customers above includes the large retail food marketing chains: Shufersal Ltd. (including, inter alia, Shufersal Deal, Shufersal Deal Extra, Shufersal Express, My Shufersal, Yesh Hesed and Yesh Neighborhood), Yenot Bitan (following the acquisition of Mega including, inter alia, Yenot Bitan, Mehadrin Market, Mega Ba’ir ("Mega in Town") and Zul Bashefa ("Cheap and Plentiful")), and Co-Op Israel (including, inter alia, Co-Op Jerusalem, Co-Op Shop, Co-Op Village Shop, Co-Op Shop Extra and Co-Op Stop). The Company contracts with supermarket chains in the organized market through the buyers in the head office of the supermarket chain, after which the Company receives orders from the supermarket chain's logistics center or directly from individual stores. Merchandise is then delivered directly to each branch or to the supermarket’s chain distribution centers. The Company is not accustomed to setting fixed prices that apply to all such customers, but rather sets ad-hoc prices for a transaction or for several transactions. Simultaneous with closing of sale prices with the buyers at the chains’ central offices, quantities of the products to be supplied to the branches are routinely determined directly with the branches.

A number of provisions of a law entitled "Promoting Competition in the Food Industry" (the "Food Law"), which went into effect on January 15, 2015,  regulating the operations of food suppliers and retailers, are applicable to the Company (which is not defined as a large supplier in respect of its engagements with retailers subject to the provisions of the Food Law), including a prohibition on any interference on the part of a supplier in a retailer’s determination of the consumer price that such retailer will collect on another suppliers’ merchandise, or the terms of such sale; a prohibition on retailers interfering in any way in a supplier’s determination regarding what products to sell other retailers and what prices to charge for those products, or the terms of such sale; a ban on suppliers transferring payments (in cash or cash equivalents) to a large retailer, other than by lowering the price per unit of a product, subject to certain exceptions; a prohibition on interfering in any way in the price per product collected by a retailer for that supplier’s products, the allocation of any share of sales space for that supplier’s products, the purchase of products provided by that supplier on any scale in proportion to the retailer’s purchase of the product from alternative suppliers; and a prohibition on interfering in the purchase or sale of products provided to a retailer by another supplier, including quantities and purchase targets, sales space allocated to them in stores and other commercial terms. In 2016, the Company had one retail customer, Shufersal, an “Organized Market” customer that is considered a large supplier according to the Food Law, the scope of Company sales to which exceeded 10% of its income in 2016. As a result, the Company's interaction with this customer is required to meet certain principles for engagement, including those impacting commercial agreements, logistics and monetary collection.

The second group of customers above includes private supermarket chains, mini-markets, wholesalers, food manufacturers, institutional consumers, such as catering halls, hotels, hospitals, food service companies and food producers and governmental customers such as the Israeli Ministry of Defense.

Generally, the Company’s engagement with private market customers does not involve exclusivity, or other obligatory terms of operations. Prior to entering into an engagement with such customer, the Company gauges the customer's financial stability and determines the scope of credit to assign to and the sureties to obtain from such customer. Private market customers are generally requested to provide deferred checks as sureties, and some are requested to provide additional sureties, including promissory notes, personal guarantees and bank guarantees. In addition, the Company insures most of its private market customers with credit insurance. In 2016, more than 50% of the Company's private market customers were insured with credit insurance policies by credit insurance companies.

The Company undertakes toward some of its private market customers that are not subject to the provisions of the Food Law to pay a fixed incentive in the form of a percentage of sales, or an incentive in the event the scope of sales exceeds the scope agreed upon between the parties. The Company undertakes towards a small number of private customers to provide discounts for the inclusion of new products, as well as limited-time discounts for the opening of new stores. Furthermore, the Company undertakes towards a small number of the private market customers to participate in payments for the customers’ advertisements, at rates determined in negotiations between the parties, and subject to the actual execution of the advertisements in various media, including in print newspapers, or in specific advertisement placed inside a customer's stores.

The sale prices to private market customers are determined in negotiations that occur frequently, usually on a monthly basis, owing to the lack of uniformity in the purchase terms for different products from different manufacturers, and owing to variable market conditions. The Company is not accustomed to setting fixed prices that apply to all such customers, but rather sets ad-hoc prices for a transaction or several transactions.

The Company's sales by customer group for the years ended December 31, 2016 and 2015 were as follows:

	Percentage of Total Sales Year Ended December 31
Customer Groups	2016	2015
Supermarket chains in the organized market	21%	25%
Private supermarket chains, mini-markets, wholesalers, manufacturers, institutional consumers, governmental customers and customers in the Palestinian Authority	79%	75%
	100%	100%

For more information on the new government regulations effective January 2015, see “Item 5. Operating and Financial Review and Prospects – D. Trend Information."

The average aggregate debit balance of the Company's customers with the Company in 2016 was NIS 84.5 million (USD 21.9 million) and the average time period within which our accounts receivable were paid was 89 days, in 2015 it was NIS 81.4 million (USD 20.1 million) and the average time period within which our accounts receivable were paid was 86 days and in 2014 it was NIS 87.7 million (USD 22.6 million) and the average time period within which our accounts receivable were paid was 86 days.

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

The Company generally has no written agreements with its customers, nor are its arrangements with its customers on an exclusive or binding basis. The Company generally extends its customers approximately 60-90 days credit, and in limited cases up to 110 days credit, beginning at the end of the month in which the sale took place. The supermarket chains in the organized market generally effect payment by wire transfers or cash payments on the due date, while other customers are generally required to provide post-dated promissory notes at least one month prior to the date of the expected payment. The Company does not require the supermarket chains in the organized market to provide any kind of security for payments; however, other customers may be required to provide security, including personal guarantees.

Sales are made by the placement of customers’ orders (except for part of the dairy and dairy substitute products), which are directed to the Company’s regional office and placed by the sales personnel or directly by the customers. Orders are delivered by the Company’s transport network (including two freezing trucks, five refrigeration trucks, three regular trucks and nine combined trucks) [Company to confirm/update] and by independent transporters.  In certain cases, the Company transports products directly from port to customers, utilizing the services of independent transporters. In some instances, the Company transfers the merchandise to the logistics centers of the supermarket chains, and the supermarket chains themselves are responsible for the distribution of the merchandise to their chain stores for a commission charged to the Company.

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

With imported products, the Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 70 days. Occasionally, the Company may take advantage of low priced merchandise and purchase larger amounts than usual of a product with long shelf life. In those cases, the inventory may be sufficient to meet market requirements for more than 90 days. Products ordered by customers in full container loads are generally forwarded directly to the customers’ facilities without being stored in the Company’s facilities. The Company does not regularly maintain a significant backlog of orders from customers; orders received by customers are generally filled within one week. The Company’s inventory as of December 31, 2016 amounted to NIS 41.9 million (USD 10.9 million) compared with NIS 34.5 million (USD 8.8 million) as of December 31, 2015.

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

 The Company also markets cheeses and cheese substitutes such as "Ha-Bulgaria", which was registered in Israel in February 2009, "SAY CHEESE", which was registered in Israel in July 2012, and "EMMA", which was registered in Israel in December 2013.

The Company also markets certain products under the trademark "Gold Food", which was registered in Israel in November 2002 for different uses in the food industry.

The Company markets frozen edamame soybeans under the trademark "Manchow," which was registered in Israel in October 2007. The Company markets ice cream products under the trademark "Gelato," which was registered in Israel in May 2013.

The Company also markets a line of products with kosher supervision by Badatz Edah HaChareidis under the trademark "Tifeeret", which was registered in Israel in September 2010 for different uses in the food industry.

The Company also markets pasta and sauces under the trademark "Donna Rozza," which was registered in Israel in August 2005 for different uses in the food industry.

Other products marketed by the Company under their original brand name are “Completa”, "Raskas", "Del Monte", "Danesita", "Nobeleza Gaucha", "Fetina", "Sera", "Daawat", "Zanetti", "Ferro", "Hahne", "Arla", "Bloose", "Pastor", "Kolios", "Castello" and "Lurpak". The Company imports several products for the Shufersal chain under the brand name “Shufersal”.

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

The government has undertaken various efforts to reduce custom duties and charges in recent years. From late 2011 through 2013, the Company and its subsidiaries received various permits to import various hard chesses with reduced customs duties. In addition custom duties on several other products imported or potentially imported by the Company were significantly reduced during 2013 and the beginning of 2014. In the fourth quarter of 2015, the Ministry of Finance announced a tax-free import quota program for hard cheeses (over 5,000 tons) and butter and cream (together, more than 1,250 tons). In addition, new procedures were announced for quota distribution in order to increase the efficiency of the allocation and to ensure that the benefit reaches the consumer, including a competitive process exemption from certain customs duties for hard cheeses (with winners chosen by which bidder has the lowest sale price to the end consumer). The Company expect these changes to have a material impact on the Company in 2017. For more information, see "Item 5. Operating and Financial Review and Prospectus – D. Trend Information".

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

The Company’s principal shareholder, Willi-Food, as of April 24, 2017, held approximately 61.93% of our ordinary shares (approximately 61.93% on a fully‑diluted basis). The primary assets of Willi-Food are the Company’s ordinary shares. Willi-Food was established on November 27, 1992 and its securities have been traded on the Tel Aviv Stock Exchange since January 1993.

The Company, as of April 24, 2017, had seven active subsidiaries, as follows:

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

In addition to the current logistics center, the Company makes use of so-called "free" warehouse services, mainly in the area of the Ashdod seaport. For such services, the Company is charged only for storage per container (i.e., there is no charge for rental when containers were not stored there). The Company's expenses for usage of free warehouses services were NIS 264 thousand (USD 69 thousand) for the year ended December 31, 2016, NIS 181 thousand (USD 46.5 thousand) for the year ended December 31, 2015, and NIS 1,308 thousand (USD 336.3 thousand) for the year ended December 31, 2014 NIS. In 2016 and 2015, the Company expanded its frozen storage facility at its logistics center in order to save the Company the expense of using storage services in free warehouses, as described above, and in order to improve Company's operations.

As of December 31, 2016, the Company owned six refrigeration trucks (each with a capacity of 12 tons), nine refrigeration trucks (each with a capacity of 15 to 18 tons), two combined trucks (each with capacity of 27 tons) and four private cars. As of December 31, 2016, the depreciated total cost of such vehicles amounted to approximately NIS 1,809 thousand (USD 470 thousand).

Since January 22, 2008, the Company has been operating the Yavne facility under a municipal business license as required under Israeli applicable law. The license has been granted permanently.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto submitted in this Annual Report. The Company's financial statements as of December 31, 2016 and for the year then ended have been prepared in accordance with IFRS and interpretations issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

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

For convenience purposes, the financial data for the years ended December 31, 2016, 2015 and  2014 has been translated into U.S. Dollars using the representative exchange rate. This rate as of December 31, 2016 was NIS 3.845 = USD 1.00.

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

The customer returns, rebates and other credits are being deducted from revenues. Although, in general, the Group does not grant rights of return and rebates, its enable for certain customers from time to time to return products. The Group assesses the expected customer returns and rebates according to specific information in its possession and its past experience in similar cases. According to IAS 18, these provisions are reduced from the Company's revenues. As of December 31, 2016, the provision for returns is insignificant.

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

The following table sets forth for the periods indicated the correlation (in percentages) between items from the Company’s statements of operations to its total sales for such periods:

	Year Ended December 31, 2016	Year Ended December 31, 2015
Revenues	100%	100%
Cost of Sales	73.96%	75.98%
Gross Profit	26.04%	24.02%
Selling Expenses	13.39%	11.93%
General and Administrative Expenses	4.95%	10.54%
Other Income	(0.04)%	(0.7)%
Operating profit	7.73%	2.25%
Financial Income (Loss), Net	(2.23)%	0.76%
Profit before taxes on income	5.50%	3.01%
Taxes on income	1.81%	0.82%
Net Income	3.69%	2.19%

Year Ended December 31, 2016 compared with Year Ended December 31, 2015

Revenues.  Revenues for fiscal 2015 decreased by NIS 16,227 thousand (USD 4,220 thousand), or 4.9%, to NIS 312,514 thousand (USD 81,278 thousand) from NIS 328,741 thousand (USD 85,498 thousand) recorded in fiscal 2014. Revenues decreased primarily due to a decrease of sales to Mega Retail Ltd., one of our largest customers. Other factors included an overall market decline in food product consumption by the Israeli consumer, the Company's strategic focus on lower volume of sales of one-time sales lower margin products (which caused a decrease in the volume of sales while maintaining approximately the same level of gross profit as a percentage of sales as in fiscal 2014), and due to government regulations that became effective in January 2015 prohibiting certain of the Company's customers from billing the Company for marketing services, such as shelf stocking services, which led to lower sales prices and a resulting reduction in revenues and selling expenses.

Cost of Sales.  Cost of sales for fiscal 2015 decreased by 4.7% to NIS 237,452 thousand (USD 61,756 thousand), or 76% of revenues, from NIS 249,136 thousand (USD 64,795 thousand), or 75.78% of revenues recorded in fiscal 2014.  The decrease in cost of sales in fiscal 2015 compared to fiscal 2014 was primary due to a decrease in sales.

Gross Profit.  Gross profit for fiscal 2015 decreased 5.7% to NIS 75,062 thousand (USD 19,522 thousand), or 24% of revenues, from NIS 79,605 thousand (USD 20,703 thousand), or 24.2% of revenues, recorded in fiscal 2014. The percentage of gross margin remain approximately the same, see revenue above. The total gross profit decreased due to lower volume of sales.

Selling Expenses.  Selling expenses decreased by 6% from fiscal 2014 to NIS 37,294 thousand (USD 9,699 thousand), or 11.93% of revenues, from NIS 39,696 thousand (USD 10,324 thousand), or 12.08% of revenues recorded in fiscal 2014.  The decrease in selling expenses was primarily due to a decrease in promotion expenses as mentioned above, and due to a decrease in vehicle and transport expenses as a result of adjusting expenses in light of lower sales. Selling expenses as a percentage of sales were 11.93%, approximately the same percentage as in fiscal 2014.

General and Administrative Expenses. General and administrative expenses for fiscal 2015 increased by 71.2% to NIS 32,926 thousand (USD 8,563 thousand), or 10.54% of revenues, from NIS 19,231 thousand (USD 5,002 thousand), or 5.85% of revenues recorded in fiscal 2014.

The most significant expense which affected general and administrative expenses was the cost related to a termination agreement with companies controlled by Zwi Williger, the Company's former Chairman, and Joseph Williger, the Company's former President and a director, after which Messrs. Zwi and Joseph Williger no longer hold any positions with the Company. The total cost related to the termination agreement was NIS 13 million (US$ 3.4 million), or approximately 4.2% of sales. In addition, operating income and in particular general and administrative expenses was further impacted by a NIS 3.4 million (US$ 0.9 million) write-off recorded with respect to the Company’s estimated exposure to the debts of Mega Retail Ltd. and Eden Briut Teva Market Ltd.

Other Income.  Other income for fiscal 2015 amounted to NIS 2,182 thousand (USD 567 thousand) compared to NIS 2,943 thousand (USD 765 thousand) recorded in fiscal 2014.  Other income for fiscal 2015 was mainly comprised of a NIS 1,961 (USD 510 thousand) compensation received from the Israeli authorities for the losses the Company suffered from Operation Protective Edge in the summer of 2014.

Operating Profit.  Operating profit for fiscal 2015 decreased by NIS 16,596 thousand (USD 4,316 thousand), or by 70.25%, to NIS 7,025 thousand (USD 1,827 thousand), or 2.2% of revenues, from NIS 23,621 thousand (USD 6,143 thousand), or 7.1% of revenues, recorded in fiscal 2014. The decrease in operating profit was primarily due to a decrease in the gross profit and an increase in General and Administrative expenses.

Financing Income, Net.  Financing income, net, for fiscal 2015 decreased by 1.4% to NIS 2,385 thousand (USD 620 thousand) compared to NIS 2,419 thousand (USD 629 thousand) recorded in fiscal 2014. Financing income, net, for fiscal 2015 consisted primarily of a gain from marketable securities of NIS 186 thousand (USD 48 thousand) compared to a loss from marketable securities of NIS 1,995 thousand (USD 519 thousand) recorded in fiscal 2014, and loss from foreign currency differences of NIS 614 thousand (USD 160 thousand) recorded in fiscal 2015 compared to a profit from foreign currency differences of NIS 2,745 thousand (USD 713 thousand) recorded in fiscal 2014.

Profit before taxes on income.  Profit before taxes on income for fiscal 2015 decreased by NIS 16,630 thousand (USD 4,325 thousand), or by 63.9%, to NIS 9,410 thousand (USD 2,447 thousand) from NIS 26,040 thousand (USD 6,772 thousand) recorded in fiscal 2014. The decrease in profit before taxes on income was primarily due to a decrease in operating profit and a decrease in financing income.

Taxes on Income.  Taxes on income for fiscal 2015 decreased by 64.29% to NIS 2,566 thousand (USD 667 thousand) from NIS 7,186 thousand (USD 1,869 thousand) recorded in fiscal 2014. The decrease in taxes on income in fiscal 2015 compared to fiscal 2014 was attributable to a decrease in income before taxes.

Profit for the year.  Profit for fiscal 2015 decreased by 63.7% or NIS 12,010 thousand (USD 3,124 thousand), to NIS 6,844 thousand (USD 1,780 thousand), or NIS 0.52 (USD 0.14) per share or 2.2% of revenues, from NIS 18,854 thousand (USD 4,904 thousand), or NIS 1.45 (USD 0.37) per share or 5.7% of revenues, recorded in fiscal 2014. The decrease in profit for the year was primarily due to a decrease in profit before taxes on income.

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

Gross Profit.  Gross profit for fiscal 2015 decreased 5.7% to NIS 75,062 thousand (USD 19,237 thousand), or 24% of revenues, from NIS 79,605 thousand (USD 20,401 thousand), or 24.2% of revenues, recorded in fiscal 2014. The percentage of gross margin remain approximately the same, see revenue above. The total gross profit decreased due to lower volume of sales.

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

For fiscal 2016, cash and cash equivalents, net of short-term bank debt, increased from NIS 79.4 million (USD 20.3 million) as of December 31, 2015 to NIS 129.6 million (USD 33.7 million) as of December 31, 2016.

During fiscal 2016, marketable securities, short term deposits and loans carried at fair value through profit or loss decreased to NIS 104.9 million (USD 27.3 million) from NIS 165.3 million (USD 43 million) as of December 31, 2015.

Cash flow from operating activities

For fiscal 2016, the Company generated a positive cash flow from continuing operating activities of NIS 17.3 million (USD 4.5 million) compared to positive cash flow from continuing operating activities of NIS 14.3 million (USD 3.7 million) in fiscal 2015, a change primarily as a result of an increase in profit from continuing operations from NIS 7.0 million (USD 1.8 million) in fiscal 2015 to NIS 22.7 million (USD 5.9 million) in fiscal 2016, and an increase in inventory of NIS 7.3 million (USD 1.9  million) compared to a decrease of NIS 14.1 million (USD 3.7  million) in fiscal 2015, which resulted from the Company's decision to increase inventory balances in order to improve the ability to supply goods to customers.

Cash flow from investing activities

During fiscal 2016, the Company utilized cash flow of NIS 52.1 million (USD 13.6 million) from continuing investing activities compared to net cash used in continuing investing activities NIS 24.6 million (USD 6.4 million) generated in fiscal 2015, primarily due to an increase of proceeds from realization of marketable securities of NIS 42.1 million (USD 10.9 million) compared to a decrease of proceeds used in purchase of marketable securities of NIS 22.1 million (USD 5.7 million) in fiscal 2015, of proceeds from realization of short term deposit of NIS 20.3 million (USD 5.3 million) in fiscal 2016, and a decrease of proceeds used in acquisition of non-current financial assets of NIS 8.5 million (USD 2.3 million).

Cash flow used in financing activities

During fiscal 2016, the Company used in cash flow of NIS 19.3 million (USD 5.0 million) for continuing financing activities, mainly due to dividend distributing in a sum of NIS 19.2 million (USD 5.0 million).

Cash requirements

The Company’s cash requirements, net, during the years ended December 31, 2016 and 2015 were met primarily through its working capital. As of December 31, 2016, the Company had working capital of NIS 347.2 million (USD 90.3 million) compared to working capital of NIS 352.4 million (USD 91.7 million) as of December 31, 2015. The Company believes that its working capital is sufficient for the Company's present requirements.

Trade receivables

The Company’s trade receivables balance as of December 31, 2016 was NIS 80.2 million (USD 20.9 million) compared to the trade receivables balance as of December 31, 2015 in the amount of NIS 81.4 million (USD 21.2 million). The average time period within which our accounts receivable were paid was 89 days in 2016 compared to 86 days in 2015.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The representative rate of the U.S. Dollar was NIS 3.845 on December 31, 2016, compared to NIS 3.902 on December 31, 2015, compared to NIS 3.889 on December 31, 2014, NIS 3.471 on December 31, 2013 and NIS 3.733 on December 31, 2012. As of April 24, 2017, the representative rate of the U.S. Dollar was NIS 3.649.

The annual rates of inflation (deflation) in Israel during the years ended December 31, 2011, 2012,  2013, 2014, 2015 and 2016 were approximately 1.6%, 1.8%, (0.2%), (0.1%) and (0.3%) , respectively, while during such periods the revaluation (devaluation) of the NIS against the U.S. Dollar was approximately, 2.3%, 7.0%, (12.1%), (0%) and (1.5%) , respectively.

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

Guarantees and Pledges

Principally in connection with letters of credit issued to the Company, the Company has issued a debenture to each of Bank Leumi Le’Israel Ltd., Bank Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. The Company has pledged all of its assets (including its outstanding share capital and goodwill of the Company) in favor of Bank Leumi Le’Israel Ltd., Bank Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company’s suppliers.  Bank Leumi Le’Israel Ltd., Bank Mizrahi Tefahot Ltd. and Bank Hapoalim Ltd. have agreed among them that the pledges subject to such debentures will rank pari passu. The outstanding amount of such letters of credit as of December 31, 2016 was approximately NIS 6.5 million (USD 1.9 million).

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

In June 2011, a national protest began against the rise of prices of dairy products in Israel. The national protest, as well as continued economic uncertainty, caused Israeli consumers to reduce consumption of dairy products and to demand lower prices, which resulted in decreasing the Company's revenues and profits in the second half of fiscal 2011. In the second half of 2014, cost of living protests returned to Israel, and the pressure to lower prices continued into 2016. One consequence of the protests was that the Ministry of Economy established a competitive process for allocating quotas for the import of duty-free products. Candidates in the competitive process had to commit to lower sale prices to the end consumer, which has caused downward price pressure during fiscal 2016 which has continued into 2017.

The food industry is characterized by a high level of competition and limited consumer loyalty. The sector is dynamic, responding to the demands, needs and various tastes of an audience numbering millions of Israeli consumers. Various macro-economic factors and industry risks, including the rate of growth and state of the local economy, the inflation rate, the growth of the food industry, and personal consumption per capita (including available income per capita) may impact the Company's operations and profitability. According to Bank of Israel's data and macro-economic sources, 2016 was characterized by a general decline in economic activity, reducing demand and lowering economic growth rates to approximately 3.6%. According to Storenext's data, the retail market in 2016 continued in the state of recession that has characterized the sector for the last three years.

Recent years have seen a strengthening of private brands marketed by the large supermarket chains Shufersal Ltd. ("Shufersal") and Rami Levi Hashikma Marketing Ltd. ("Rami Levy"). The marketing of these private brands strengthens competition; however, it also allows the Company to integrate into this market by marketing its products as private brands to the large supermarket chains.

On January 15, 2015, the Food Law went into effect.  Designed to advance and increase competition in the food industry in order to reduce prices to the consumer, the Food Law is divided into three main sections:

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

In May 2014, the Ministry of Finance announced the implementation of a government decision to open free of duty import quotas for hard cheeses (over 6,500 tons), yogurt (over 1,500 tons) and butter and cream (together, more than 1,250 tons). This decision revoked an earlier decision which determined an import duty on these products. Pursuant to this decision, the Company and Goldfrost won quotas for imports of a variety dairy products. Another announcement of the Ministry of Finance formulated new procedures for the distribution of duty-free quotas in order to increase the efficiency of the market and in order to ensure that the benefit reaches the consumer and that the program will operate to support small dairies in order to increase competition in the domestic market. In late 2014, the Ministry of Finance announced the opening of the competitive process for hard cheese import quotas exempt from customs duties, while the winning importers would be obligated to sell products at a lower selling price to the end consumer. The Company and Goldfrost did not participate in this process. In late 2015, the Ministry of Finance announced an additional competitive process for tax free import quotas for cheeses under the same conditions to the lowest bidder for prices to the final consumers, The Company and Goldfrost received more than 1,000 tons of cheeses and 500 tons of butter for import fully exempt from customs duties in addition to other exemptions from custom duties on other products. In late 2016, The Company and Goldfrost received more than 1,450 tons of cheeses and 600 tons of butter for import fully exempt from customs duties in addition to other exemptions from custom duties on other products. The Company believes that the effect of these reductions and procedures for the Company and Goldfrost in 2017 will be material and will contribute substantially to the development and growth in a variety of sales.

OFF-BALANCE SHEET ARRANGEMENTS

Not applicable.

F.	TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS

Not applicable.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The directors, executive officers and key employees of the Company as of the date of this Annual Report are as follows:

Name	Age	Position with the Company

Ilan Admon	67	Chairman of the Board
Gregory Gurtovoy	53	Director
Israel Yosef Schneorson	51	Director
Emil Budilovsky	47	Director
Ilan Cohen (1)	58	Director
Sigal Grinboim (1)	52	External Director
Menashe Arnon (1)	77	External Director
Oleksander Avdyeyev	38	Director
Iram Ephraim Graiver	51	President
Pavel Buber	35	Chief Financial Officer

(1)	Members of the Company’s Audit Committee

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

The business experience of each of the Directors, executive officers and key employees of the Company is set forth below:

Ilan Admon has served as the active Chairman of the Board since July 17, 2016, prior to which he served as active Deputy Chairman of the Board since December 2015. From November 2015 until December 2015, Mr. Admon served as acting Chief Executive Officer of the Company.  Before this time, he had served as a director of the Company since September 10, 2015. In addition, Mr. Ilan Admon serves as the chairman of the board of directors of Nachshonit Ltd., a water and attraction park in Kibbutz Nachsonim, Israel since April 2012. Mr. Admon also serves as a member of the board of directors of Levinstein Properties Ltd., a construction and Real Estate Company traded on the TASE, Termokir Industries Ltd., a manufacturer of grouts, adhesives, and plasters, and Plastnir Ltd., a manufacturer of flexible plastic packaging. From 2004 to 2007, Mr. Admon was General Manager of Hafestus Ltd., a developer and manufacturer of top sealing machines for packaging products, from 2002 to 2004, he served as Chairman and G.M. of Serafon Ltd. and Zach Ltd., chemicals and paint manufacturers, from 1999 to 2002, he served as a senior vice-president at Pelephone Communications Ltd., a cellular communications provider, and from 1994 to 1999 as CEO of Elite Foods Ltd., a company in the food manufacturing industry. Mr. Admon earned an MBA from the Hebrew University of Jerusalem.

Gregory Gurtovoy, the indirect controlling shareholder of the Company, has served as a director since July 17, 2016, prior to which he served as Chairman of the Board from January 18, 2016.  Before this time, Mr. Gurtovoy served as Co-Chairman of the Board since July 2015. In addition, Mr. Gurtovoy serves as Chairman of the Supervisory Board of Platinum Bank, a retail bank located in the Ukraine, and is Managing Partner of GHP Group Investment Bank, a privately-held investment bank located in the Ukraine.  He earned an MBA from both Moscow University of the National Economy and the St. Petersburg Civil Aviation Academy, both of which are in Russia, and a PhD in economics from the National Civil Aviation University in Kiev, Ukraine.

Israel Yosef Schneorson has served as a director since May 2014.  In addition, he has served as Vice Chairman of Willi-Food since May 2014, CEO and a Vice Chairman of BGI Investments (1961) Ltd. since August 2012 and as CEO and Vice Chairman of BSD since August 2013. Mr. Schneorson retired from the board of Willi-Food on December 15, 2016. In addition, Mr. Schneorson served as economic advisor to Mr. Oleksandr Granovskyi, the previous controlling shareholder of the company, from 2007 to 2012, and as CEO and director of ZBI Ltd., a holding company traded on the TASE, from 2012 to 2014.  Mr. Schneorson attended the Rabbinical College of America in Morristown, New Jersey.

Emil Budilovsky has served as a director of the Company and Willi-Food since May 2014. Mr. Budilovsky retired from the board of Willi-Food on December 15, 2016. Between December 2014 and March 2015, Mr. Budilovsky served as CEO of the Company and Willi-Food. Between June 2014 and April 2016, Mr. Budilovsky served as VP of Business Development for BSD and from July 2015 to December 2015 he also served as CEO, CFO and Company Secretary of BSD, and between April 2015 and December 2015 he also served as a director of BSD. Between July 2015 and March 2016, Mr. Budilovsky served as CEO, CFO, Company Secretary and Director of BGI Investments (1961) LTD. In addition, Mr. Budilovsky served as the CEO of Arricano Real Estate Plc, a leading developer and operator of shopping centers in the Ukraine traded on the AIM Market in London, from 2012 to 2013, as the CFO of Mirland Development Corporation Plc, a real estate developer in the Russian Federation traded on the AIM Market in London (and a subsidiary of the Fishman Group), from 2010 to 2012, and CFO of Adama Ukraine Ltd., a real estate developer in the Ukraine, from 2009 to 2010.  Mr. Budilovsky has degrees in accounting and economics from Tel Aviv University, an MBA from Tel Aviv University and a degree in law from the College of Management in Tel Aviv.  Mr. Budilovsky is a member of the New York Bar.

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

Sigal Grinboim has served as external director of the Company since August 2015. In addition, Ms. Grinboim serves as an external director in two companies publicly traded on the TASE, as follows: Gindi Investments 1 Ltd., a real estate and construction company, and Fattal Properties (Europe) Ltd.,  which owns and operates a chain of hotels in Israel and internationally. In addition, since 2007 Ms. Grinboim has been providing external financial services and professional financial opinions.  Between 2004 and 2007, Ms. Grinboim was the Manager of the Israeli branch and the chief financial officer of HOMI Industries Ltd., a Nasdaq listed company which develops and manufactures a range of advanced computerized minibars.  Between 2003 and 2004, she was a partner in the accounting firm Romano and Co., and between 1997 and 2002, she was the chief financial officer of Amos Gazit Ltd., which sells safety products. Between 1993 and 1996, Ms. Grinboim was an audit senior manager in the accounting firm Fahan Kane and Co.  Ms. Grinboim is a certified public accountant (Israel).  She holds a BSC in exact sciences from Tel Aviv University, and she received her BA in Accounting and Business Management from the College of Management in Tel Aviv.

Menashe Arnon has served as external director of the Company since August 2015. He also currently serves as an external director and finance committee member of the Israel Land Development Company Ltd., an Israeli company traded on the TASE that is active in the fields of real-estate, utilities and energy, hotels and outdoor advertising, Hagag-Group Ltd., an Israeli company traded on the TASE that is active in the real estate construction field, Mendelson Infrastructures & Industries Ltd., an Israeli company traded on the TASE that is active in infrastructures and industries, Zvi Sarfati & Sons Investments & Constructions Ltd., an Israeli company traded on the TASE that is active in the real estate construction field, and Industrial Buildings Corporation Ltd., an Israeli company traded on the TASE that is active in the real estate construction field.  From 1999 to 2005, he served a senior executive partner at Deloitte Brightman Almagor C.P.A. Mr. Arnon also served as the outside auditor for Israeli companies traded on the TASE, such as Urdan Metal and Casting Ltd. and Orbit Communication Systems Ltd., and as the outside auditor for Israeli companies traded on Nasdaq, such as Suspension and Parts Industries Ltd. Mr. Arnon is a graduate of the Hebrew University of Jerusalem and has been an Israeli C.P.A. since 1969.

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

                Iram Ephraim Graiver serves as President of the Company since July 18, 2016. Between December 15, 2015 and July 18, 2016 Mr. Graiver served as Chief Executive Officer of the Company and Willi-Food. Since April 2015, Mr. Graiver served as Manager of Business Development for Ness TSG, a company specializing in integration of command-and-control solutions for a wide-range of military and civilian defense, telecommunication and homeland security applications. From December 2013 to March 2015, Mr. Graiver served as Vice President of Supply Chain Management and Operations for the Company. From September 2011 to November 2013, Mr. Graiver served as CEO of Poliva Ltd., a manufacturer and distributor of raw materials for the baking and pastry industry and the oil industry. Prior to this position, Mr. Graiver served as an organization and security consultant and, from 1989 to 2008, held senior positions with the Israel Security Agency. Mr. Graiver received a BA in economics and logistics from Bar-Ilan University in Ramat Gan, Israel, and an MBA from the College of Management Academic Studies in Rishon LeZion, Israel.

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

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2016. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with management fees, salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2016, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Name and Principal Position (1)	Salary (2)	Value of Social Benefits (3)	Bonus (4)	Total
NIS Thousands
Iram Graiver President of the Company and CEO of Willi-Food	1,188	91	-	1,279
Yair Tzubery Chief Operating, and Supply Chain Officer	658	51	-	709
Pavel Buber Chief Financial Officer and Secretary of the Company and Willi-Food	581	49	33	663
Gil Hochboim CEO and Chief Financial Officer of the Company and Willi-Food (former)	334	106	179	619
Mor Atias VP of Commerce and Sales	558	45	-	604

(1)	All Covered Executives are employed on a full time (100%) basis.
(2)	The aggregate of gross monthly salaries or other payments with respect to the Company's Executive Officers and members of the Board of Directors for 2016.
(3)
Represents payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security, vacation and benefits, convalescence or recreation pay and other benefits and perquisites consistent with the Company’s policies.

(4)
Annual profit-related bonuses for 2016 to Mr. Graiver (NIS 911,240 or USD 236,993), Mr. Tzubery (NIS 66,124 or USD 17,197), Mr. Buber (NIS 71,124 or USD 18,497) and Mr. Atias (NIS 32,000 or USD 8,322) were paid in April 2017 after the approval of the financial statements for December 31, 2016, and therefore are not included in the compensation chart, above. Represents annual bonuses granted to the Covered Executive based on formulas set forth in the Company's compensation policy approved by shareholders in 2013 (the "2013 Compensation Policy") and the agreements with each of the Covered Executive.

Terms of Office and Employment of Iram Graiver as President

On November 15, 2015, the Company's board of directors as well as Willi-Food’s board of directors approved the appointment of Mr. Iram Graiver as CEO of the Company and of Willi-Food, positions he assumed on December 15, 2015. On July 17, 2016, the Company's board of directors resolved to appoint Mr. Iram Graiver as President of the Company in lieu of his position as CEO, while at the same time approving, upon the recommendation of Company’s compensation committee, a monthly salary for Mr. Graiver in the (gross) sum of NIS 65,000 (USD 16,905), including other employment terms commonly provided to officers of the Company, including managers’ insurance, study fund, annual leave, convalescence days, a vehicle including tax gross up, and cellular telephone. At the same time, the Company reported that it was in the process of choosing a new CEO. On November 22, 2016, the board of directors, upon the recommendation of Company’s compensation committee, approved increasing Mr. Graiver's (gross) monthly salary to the sum of NIS 71,000 (USD 18,465).

Similarly, Mr. Graiver is entitled to an annual profit related bonus as follows: 3% of Company’s determinative profit to the extent that Company’s determinative profit is more than NIS 5 million in the first year of his service (2016), with "Company's determinative profit" defined as the Company’s consolidated operational profits before payment of bonuses to officers according to their employment agreements. In the years after 2016, the annual profit goal that will be defined by Company's board of directors (the "Goal Profit") but in any event, it will not be less than NIS 10 million.

A first-year bonus in the amount of NIS 911,240 (USD 236,993) was paid to Mr. Graiver in April 2017 after approval of the annual financial statements as of December 31, 2016.

A summary of the terms of office and employment of Mr. Graiver are as follows:

Salary - Gross monthly salary of NIS 71,000 (approximately USD 18,456) ("Monthly Payment") linked to the Israeli Consumer Price Index.

Managers’ Insurance Policy - monthly payments to be made by the Company towards Mr. Graiver's pension and compensation funds will be an aggregate of 16.83% of the sum of the Monthly Payment (approximately NIS 11, 949, or USD 3, 108).

Study Fund ("Keren Hishtalmut") -  monthly payment to be made by the Company towards Mr. Graiver's study fund will total 7.5% of the of the sum of the Monthly Payment (approximately NIS 5,325 or USD 1,385).

Vehicle - the Company will provide Mr. Graiver with a leased vehicle, the value of which will not exceed the amount of NIS 240,000 (approximately USD 62,419. The Company will cover all the operating expenses of the Company car (excluding fines) including grossing up the related tax, known as “Shovi Rechev".

Vacation Days - 22 vacation days per year, during which days Mr. Graiver will not provide services to the Company.

Convalescence and Illness - in accordance with applicable law.

Reimbursement of Expenses - reimbursement of reasonable expenses against the provision of receipts, incurred while performing his duties, such as food and lodging (except for cell phone expenses which will be paid by the Company) in amounts not in excess of NIS 50,000 (approximately USD 13,000) per annum, provided that these expenses are approved by the Company's Audit Committee or a person authorized by the Company's Audit Committee to do so.

The maximum total monthly amount received by Mr. Graiver, including all related benefits (such as managers' insurance policy, study fund, vehicle expenses and vehicle tax gross up, and vacation days), but excluding profit related bonuses and discretionary bonuses (as detailed below), will not exceed NIS 140,000 (approximately USD 36,411).

Profit Related Bonus - Mr. Graiver will be entitled to receive an annual bonus derived from the "Profit Target" (i.e., annual operating profit target before bonuses, operating finance expenses and payments to the Williger Management Companies in connection with their Management Services Agreements or Termination Agreement, that will be determined at the commencement of each year and will be approved by the Company’s Compensation Committee).  The annual bonus will not exceed an amount equal to 12 Monthly Payments.

The Profit Related Bonus mechanism will operate as follows:

o	In the event that the Company achieves the Profit Target, Mr. Graiver will be entitled to receive a bonus in an amount equal to 3% of the Profit Target.

o
In the event that the actual profits of the Company are greater than the Profit Target, Mr. Graiver will be entitled to an additional bonus of 1% of the difference between the actual profit and the Profit Target.

o
Mr. Graiver will not be paid a Profit Related Bonus in the event that the actual profit of the Company for the relevant year is lower than NIS 10 million (approximately USD 2.6 million). Notwithstanding the above, for fiscal year 2016, Mr. Graiver will not be paid a Profit Related Bonus if the actual profit of the Company is lower than NIS 5 million (approximately USD 1.3 million).

The Company expects that a modified Profit Related Bonus mechanism for 2017 will be presented to shareholders for their approval.

Discretionary Bonus - Mr. Graiver may also be entitled to an additional annual bonus to be determined by the Company’s Compensation Committee and the Board, taking into consideration his performance during the relevant year. The criteria to be used to determine Mr. Graiver's eligibility for the Discretionary Bonus will be as set forth in a revised Compensation Policy, subject to the approval of such policy. The Discretionary Bonus will not exceed an amount equal to six Monthly Payments.

Other bonus related terms - In event that Mr. Graiver works less than one full calendar year, he will be entitled to a proportionate annual bonus according to his period of employment. A revised Compensation Policy of the Company, subject to its approval, will apply to Mr. Graiver.

Share-based compensation - In the event the Company will decide on the allocation of options exercisable into ordinary shares or any other type of share-based payment, the Company, at its sole discretion, may grant Mr. Graiver Company securities as determined by the Company's organs and subject to the receipt of all approvals required by the applicable law.

Termination, Notice Period and Retirement Term -

1.
Each of the Company and Mr. Graiver may terminate Mr. Graiver's employment at any time, and for any reason, by prior written notice of 60 days delivered to the other party (the "Notice Period"). During the Notice Period, Mr. Graiver shall fulfill his duties in order to ensure the continued and smooth operation of the Company, as well as the handing over of Mr. Graiver's duties to such person(s) as shall be designated by the Board, unless the Board decides to conclude his service before the end of the Notice Period.

2.
Provided the Company did not terminate Mr. Griever's employment in circumstances specified in the agreement (unless the Board decides to terminate his service before the end of the Notice Period), upon termination Mr. Graiver will be entitled to a retirement grant in an amount equal to four Monthly Payments (including all related benefits as specified above).

3.
The Company may terminate Mr. Graiver's employment immediately, without any advance notice or being obliged to pay any sum as would have been payable to Mr. Graiver in respect of the Notice Period (including retirement grant), if termination is for ‘Cause’.

                Mr. Graiver may, subject to the provision of one month's notice, change the nature of his engagement with the Company from employer-employee to independent contractor, provided that: (i) the total monthly payment while utilizing an independent contractor status will be no greater than NIS 140,000 (approximately USD 35,900), excluding bonuses and share-based compensation; and (ii) the Company's Compensation Committee and the Board approve such engagement.

Mr. Graiver also committed to confidentiality that shall survive termination or expiration of his services; non-circumvention provisions for the duration of his services and for a period of 24 months following termination of or expiration of his services; and to non-competition for the duration of his services and for a period of 12 months following termination or expiration of his services.

 Mr. Graiver will be included in the D&O insurance policy available to the Company and its subsidiaries under the same terms as other officers of the Company and he will be entitled to an exemption and indemnification letter identical to the form that was approved by the General Meeting of Shareholders on July 20, 2005 for all directors and officers.

Terms of Office and Employment of Yair Tzubery, Chief Operating and Supply Chain Officer.

On February 12, 2016, the board of directors, upon the recommendation of the compensation committee, approved a monthly (gross) salary for Mr. Tzubery of NIS 36,000 (USD 9,362) where at the end of 6-12 months of employment, it was agreed between the parties that his salary would be increased by 5%–10%. In September 2016, Mr. Tzubery’s monthly salary was increased to the (gross) sum of NIS 39,600 (USD 10,299). Similarly, he is entitled to related benefits as are commonly provided to officers of the Company, including managers' insurance, study fund, annual leave, convalescence days, vehicle, cellular telephone, and an additional month's salary subject to the CEO's recommendation.

Mr. Tzubery is entitled to an annual profit-related bonus as follows: 0.1% of Company's Determinative Profit, to the extent that Company's Determinative Profit is more than the Goal Profit during a calendar year, and 0.4% of the amount above the Goal Profit during a calendar year.

An annual bonus of NIS 66,124 (USD 17,197) with respect to 2016 was paid to Mr. Tzubery in April 2017 after approval of the financial statements for 2016.

Terms of Office and Employment of Pavel Buber, Chief Financial Officer and Secretary of the Company and Willi-Food

On November 15, 2015, a monthly salary in the (gross) sum of NIS 28,000 (USD 7,282) was approved for Mr. Buber by the board of directors, upon the recommendation of Company’s compensation committee, including related benefits commonly provided to officers of the Company, including managers’ insurance, study fund, annual leave, convalescence days, a vehicle, cellular telephone, and an additional month's salary. On November 22, 2016, the board of directors, upon the compensation committee's recommendation, increased Mr. Buber's (gross) monthly salary to the sum of NIS 33,000 (USD 8,583).

Mr. Buber is entitled to an annual profit-related bonus as follows: 0.15% of the Company's Determinative Profit, to the extent that Company's Determinative Profit is more than the Goal Profit during a calendar year, and 0.4% of the amount above the Goal Profit during a calendar year.

An annual bonus of NIS 33,000 (USD 8,583) with respect to 2015 was paid to Mr. Buber in August 2016. An annual bonus of NIS 71,124 (USD 18,497) with respect to 2016 was paid to Mr. Buber in April 2017 after approval of the financial statements for 2016.

Terms of Office and Employment of Gil Hochboim, former CEO and Chief Financial Officer of the Company and Willi-Food

Mr. Gil Hochboim was employed by the Company and in Willi-Food in various positions starting on June 24, 2007. On March 3, 2015, Mr. Hochboim was reappointed as CEO of the Company and as CEO of Willi-Food. On July 26, 2015, Mr. Hochboim was also appointed as Chief Financial Officer of the Company and of Willi-Food.

In accordance with the terms of his service and employment, Mr. Hochboim was entitled to a (gross) monthly salary of NIS 43,000 (USD 11,183), plus an additional month's salary and a bonus calculated as a percentages of Company's operating profit, the right to receive four month salary upon termination under certain circumstances, as well as related benefits commonly provided to officers of the Company, including managers’ insurance, study fund, annual leave, convalescence days, a vehicle, and cellular telephone.

On November 14 and 15, 2015, the boards of directors of the Company and Willi-Food decided to terminate Mr. Hochboim's service as CEO and CFO of both companies as of the date of said meeting. On January 13, 2016, shareholders approved payment of a retirement bonus for Mr. Hochboim in a sum equal to three monthly salaries. Mr. Hochboim ended his employment on April 4, 2016, and he subsequently received the following payments:

(1) A retirement bonus in the sum of NIS 129,000 (USD 33,550), in accordance with the approval of the shareholders on January 13, 2016. This bonus was paid in April 2016.

(2) Redemption of accumulated vacation days owed to Mr. Hochboim by law, in the total amount of NIS 104,000 (USD 27,048).

(3) Severance bonus of approximately NIS 50,000 (USD 13,003) pursuant to a settlement agreement between Company and Mr. Hochboim (paid in September 2016).

Terms of Office and Employment of Mor Atias, VP of Commerce and Sales

On February 12, 2016, the board of directors, upon the recommendation of the compensation committee, approved a monthly (gross) salary for Mr. Atias of NIS 32,000 (USD 8,322), where at the end of 6-12 months of employment, it was agreed between the parties that his salary would be increased by approximately 5%. In February 2017, Mr. Atias’ monthly salary was increased to the (gross) sum of NIS 34,000 (USD 8,843). Mr. Atias is entitled to related benefits commonly provided to officer of the Company, including managers' insurance, study fund, annual leave, convalescence days, vehicle, cellular telephone, and an additional month's salary subject to the President's recommendation.

Mr. Atias is entitled to an annual profit related annual bonus as follows: one month's salary, to the extent that actual sales during a calendar year increase by 7% as compared to the previous year. In addition, Mr. Atias is entitled to an additional month's salary to the extent that the Company achieves gross profits exceeding 22% of sales.

An annual bonus of NIS 32,000 (USD 8,322) with respect to 2016 was paid to Mr. Atias in April 2017 after approval of the financial statements for 2016.

                Terms of Office of Ilan Admon as Active Chairman of the Board

                On July 17, 2016, the Board appointed Mr. Ilan Admon as the active Chairman of the Board, working on a 33% time basis, in lieu of his former position as Deputy Chairman of the Board. On September 29, 2016, shareholders approved the terms of office for Mr. Admon, as follows:

Scope of Services - Services will be provided to the Company by Mr. Admon through Admon Management Company Ltd. ("Admon Management Company") on a 33% time basis;

Management Fee – Mr. Admon will be paid a monthly management fee equal to 33% of the cost to the Company of the salary of the President (or CEO, if applicable) (“Monthly Service Fee”) that will be linked to the Israeli Consumer Price Index;

Expenses - Admon Management Company is entitled to reimbursement of reasonable expenses incurred while performing its duties, such as food, lodging and cell phone expenses, in amounts not in excess of NIS 20,000 (approximately USD 5,200) per annum, provided that these expenses are approved by the Company’s Audit Committee or a person designated by the Company’s Audit Committee;

Profit Related Bonus - Admon Management Company is entitled to receive an annual profit related bonus derived from the “Profit Target” (i.e., an annual operating profit target before bonuses, operating finance expenses and payments to Messrs. Zwi Williger and Joseph Williger in connection with their termination agreements approved by the Company’s shareholders on January 13, 2016), that will be determined at the commencement of each year and will be approved by the Company’s Compensation Committee) that will not exceed an amount equal to 12 Monthly Service Fee payments (“Profit Related Bonus”). The Company expects that a modified Profit Related Bonus mechanism for 2017 will be presented to shareholders for their approval.

Discretionary Bonus - Admon Management Company may also be entitled to an additional annual bonus to be determined by the Company’s Compensation Committee and Board, taking into consideration Mr. Admon’s performance during the relevant year. The criteria to be used to determine Admon Management Company’s eligibility for the Discretionary Bonus will be as set forth in the 2013 Compensation Policy. The Discretionary Bonus will not exceed an amount equal to six Monthly Service Fee payments.

Other bonus related terms - Sections 9.1.14 - 9.1.17 (inclusive) of the 2013 Compensation Policy of the Company will apply to Mr. Admon.

Share-based compensation - In the event the Company decides to grant options exercisable into ordinary shares or any other type of share-based compensation, the Company, at its sole discretion, may grant Company securities, or options to purchase such number of Company securities, to Admon Management Company as determined by the Company’s organs, and subject to the receipt of all approvals required by applicable law.

Termination, Notice Period -

▪ Each of the Company and Admon Management Company may terminate Admon Management Company’s services at any time, and for any reason, by prior written notice of 90 days delivered to the other party (the “Notice Period”). During the Notice Period, Admon Management Company shall fulfill its duties in order to ensure the continued and smooth operation of the Company, as well as the handing over of Admon Management Company's duties to such person(s) as shall be designated by the Board, unless the Board decides to conclude its service before the end of the Notice Period.

▪ The Company may terminate Admon Management Company’s services immediately, without any advance notice or being obliged to pay any sum as would have been payable to Admon Management Company in respect of the Notice Period, if termination is for "Cause".

Aggregate Compensation of Directors and Officers

The aggregate compensation paid by the Company to its directors and officers as a group for the fiscal year 2016 was approximately NIS 5.2 million (USD 1.3 million), excluding bonuses in an aggregate amount of approximately NIS 1.3 million (USD 0.33 million) paid to Messrs. Iram Graiver and Ilan Admon. These amounts include all contingent or deferred compensation payable to directors or officers during fiscal 2016. These amounts also include payments to non-executive directors in the aggregate amount of approximately NIS 368 thousand (USD 96 thousand) during fiscal 2016.

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

(c)
Each of the parties to the Management Services Agreements could terminate the agreement at any time, and for any reason, by prior written notice which was to be delivered to the other party as follows:

•	The Company could terminate the agreement at any time, and for any reason, by prior written notice of at least 36 months.

•	The Williger Management Company could terminate the agreement at any time, by prior written notice of at least 180 days.

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

•
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

•
Messrs. Zwi and Joseph Williger are restricted from competing with the Company, either directly or indirectly, for a period of 12 months commencing upon expiration of the Notice Period, subject to exceptions as set out in the Termination Agreement;

•
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

•
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

•
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

The terms of the Termination Agreement that had not previously been approved by the shareholders and that were subject to shareholder approval were as follows (the "Termination Agreement Terms to be Approved by Shareholders"):

•	The payment of a retirement bonus in the amount of NIS 1,670 thousand (excluding VAT) (approximately USD 428 thousand) to each of the Williger Management Companies;

•	The payment of an Annual Bonus (for 2015 and 2016) in the amount of NIS 2,000 thousand (excluding VAT) (approximately USD 513 thousand) to each of the Williger Management Companies;

•	The acceleration of the Retirement Payments to the later of December 31, 2015 or three business days following shareholder approval;

•
The purchase of run–off insurance coverage with respect to the liability of Mr. Zwi Williger and Mr. Joseph Williger as directors and officers of the Company (as detailed in section 7 of the Termination Agreement); and

•	Obtaining the Waiver.

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

Compensation Policy

Pursuant to Amendment No. 20 to the Companies Law and following approval of the Compensation Committee and Board, a Compensation Policy was approved by shareholders on November 28, 2013 (the "2013 Compensation Policy").  The objective of the 2013 Compensation Policy is to achieve the goals and work plans of the Company, including its long-term best interests by: (i) creating a reasonable and appropriate set of incentives for the Company’s executives; (ii) providing the tools necessary for recruiting, motivating and retaining talented and skilled executives; (iii) putting an emphasis on performance based compensation; and (iv) creating proper balance between the various compensation components (such as fixed versus variable components and short-term versus long-term).

Pursuant to Amendment No. 20 to the Companies Law, a compensation policy must be reviewed and re-approved every three years, whether or not it has been amended. On February 2, 2016, shareholders declined to support a revised Compensation Policy. In April 2017, the Compensation Committee and the Board approved a newly revised Compensation Policy, and a special meeting of the shareholders will be convened to consider such revised policy.

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

The External Directors of the Company are Ms. Sigal Grinboim and Mr. Menashe Arnon. Ms. Grinboim was elected by shareholders on July 2, 2015 to serve for a period of three years, and was determined by the Board to have “financial and accounting expertise” under Companies Law.  Mr. Arnon was elected by shareholders on July 2, 2015 to serve for a period of three years starting August 20, 2015, and was determined by the Board to have “professional expertise” under the Israel Companies law.

Internal Auditor

Under the Israeli Companies Law, Israeli companies whose securities are publicly traded are also required to appoint an internal auditor, as recommended by the audit committee.  The role of the internal controller is to examine, inter alia, whether the Company’s actions comply with the law, integrity and orderly business procedures. The internal auditor works in accordance with an annual audit plan approved by the Audit Committee. Mr. Doron Yunisy has served as the internal auditor of the Company since September 2010.

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

Compensation. An amendment to the Companies Law requires that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. Similarly, the terms of service and engagement of any officer other than the CEO must receive the approval of the compensation committee and board of directors. However, shareholder approval is only required if the compensation of such officer other than the CEO is not in accordance with the compensation policy. This compensation policy is required to take into account, among other things, providing proper incentives to directors and officers, taking into account the risk management of the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director. Following the approval of the Compensation Committee and Board, the Company's Compensation Policy was approved by shareholders on November 28, 2013. Pursuant to Amendment No. 20 to the Companies Law, a compensation policy must be reviewed and re-approved (whether the policy has been amended or not) every three years. In April 2017, the Compensation Committee and the Board approved a newly revised Compensation Policy, and a special meeting of the shareholders will be convened to consider such revised Compensation Policy.  For more information on the Company's Compensation Policy, see "Item 6. Directors, Senior Management and Employees – B. Compensation". In accordance with the Companies Law, as amended, the compensation policy must be re-approved every three years, in the manner described above. The board of directors is responsible for reviewing from time to time the compensation policy and determining whether or not there are any circumstances that require adjustments to the current compensation policy.

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

As of December 31, 2016, the Company, including its subsidiaries, employed a total of 131 persons (all of them are located in Israel), seven of whom were in management, 24 of whom were in accounting and importing positions, 30 of whom were involved in the Company's sales and marketing departments and 70 of whom were employed in logistics networks (warehousing and transportation). This compares with 134 employees as of December 31, 2015, five of whom were in management, 25 of whom were in accounting and importing positions, 29 of whom were involved in the Company's sales and marketing departments and 75 of whom were employed in logistics networks (warehousing and transportation).

As of December 31, 2016, four additional employees (stewards and sales people) were engaged on an hourly basis. On December 31, 2015, the number was four. Other employees were supplied by temporary manpower companies, on as needed bases.

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

Employee Share Option Plans

On October 2013, Willi-Food's Board of Directors adopted an employee stock incentive plan to grant stock options to the Company's employees to acquire up to 100,000 of the Willi-Food's ordinary shares ("2013 Option Plan").  The exercise price for each option granted under the 2013 Option Plan is $6.50, payable upon exercise of each option.  Options granted under the 2013 Option Plan are exercisable in three equal portions: one-third from the end of 12 months to the end of 36 months from the date of grant; one-third from the end of 24 months to the end of 48 months from the date of grant; and one-third from the end of 36 months to the end of 60 months from the date of grant.  The 2013 Option Plan will expire seven years from the date of approval by the Board.  There are currently 70,000 shares available for issuance under the 2013 Option Plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth, as of April 24, 2017, the number of Ordinary Shares beneficially owned by each shareholder known to the Company to own more than 5% of the Ordinary Shares and (ii) all directors and officers as a group. The information presented in the table is based on 13,240,913 Ordinary Shares outstanding as of April 24, 2017.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi-Food Investments Ltd. (1)	8,200,542	61.93%
B.S.D. Crown Ltd. (2)	8,971,617	67.76%
Gregory Gurtovoy (3) (4)	8,971,617	67.76%
Brian Gaines (5)	883,160	6.67%

(1)	Willi-Food’s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi-Food are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne, 8122216 Israel.
(2)
Includes (i) 8,200,542 Ordinary Shares held by Willi-Food, and (ii) 771,075 Ordinary Shares held by B.S.D. Crown Ltd. ("BSD"). Willi-Food is controlled by its majority shareholder, BSD, and BSD may be deemed to beneficially own all of the shares owned by Willi-Food.

(3)
Includes (i) 8,200,542 Ordinary Shares held by Willi-Food, and (ii) 771,075 Ordinary Shares held by BSD. Willi-Food is controlled by its majority shareholder, BSD.  BSD is controlled by BGI, which directly owns 24.64% of BSD's outstanding shares and holds a power of attorney from its controlling shareholder, Israel 18, to vote an additional 19.01% of BSD's outstanding shares.  BGI is controlled by Israel 18, which owns 71.52% of the outstanding shares in BGI.  Israel 18 is controlled by Gregory Gurtovoy, who owns both regular and preferred shares in Israel 18 which afford him 99.5% of its voting rights and 95% of its issued share capital.  Accordingly, BSD, BGI, Israel 18 and Gregory Gurtovoy may each be deemed to beneficially own 8,971,617 Ordinary Shares. Mr. Yossi Schneorson, a director of the Company who also sits on the boards of directors of BSD and BGI, and in addition is the Deputy Chairman of the Board of Willi-Food and CEO of BSD, holds approximately 4.95% of the voting rights in Israel 18.

(4)	Based on information provided to us, all of the Company's directors and officers as a group hold 8,971,617 Ordinary Shares representing 67.76% of our total shares outstanding.
(5)
Based on a Schedule 13G filed January 18, 2017, this amount consists of 714,610 Ordinary Shares (representing 5.40% of our total shares outstanding) directly held by Springhouse Capital (Master), L.P. (the "Fund"), and 128,959 Ordinary Shares owned by Mr. Gaines for his own account and an additional 39,951 Ordinary Shares held by immediate family members in accounts Mr. Gaines controls that Mr. Gaines may be deemed to beneficially own. Mr. Gaines serves as managing member of Springhouse Capital Management G.P., LLC ("Springhouse") and as a director of Springhouse Asset Management, Ltd. (the "General Partner") and, as a result, may be deemed to beneficially own shares owned by the Fund. Springhouse is the general partner of Springhouse Capital Management, L.P. ("Management") and, as a result, may be deemed to beneficially own shares owned by the Fund. Management is the investment manager of the Fund and as a result, may be deemed to beneficially own shares owned by the Fund. The General Partner is the general partner of the Fund, and, as a result, may be deemed to beneficially own shares owned by the Fund.

The following arrangements, known to the Company from Schedule 13D filings and updated to the Company's best knowledge, may at a subsequent date result in a change of control:

On August 14, 2013, BGI Investments (1961) acquired 20.01% of BSD's outstanding shares from Mr. Naftali Shani and Olamic Holding NV (collectively, "Shani"), Fortissimo Capital Management Ltd. ("Fortissimo") and others (collectively, the "Sellers").  Call options for approximately 19.01% of BSD's outstanding shares were subsequently assigned by BGI (with the consent of the Sellers) to Israel 18 (the "Call Options") and exercised.  As security for payment of the full exercise price of such Call Options, Israel 18 pledged in favor of Fortissimo approximately 4.1% of the shares of BSD ("Fortissimo Collateral Shares"); in favor of Shani, Israel 18 pledged approximately 67.7% of the shares of BGI (net of BGI's treasury shares) ("Shani BGI Shares") and approximately 9.34% of the shares of BSD ("Shani BSD Shares") (Shani BGI Shares and Shani BSD Shares are referred to collectively as "Shani Collateral Shares").  Under the terms of the agreement, Fortissimo and Shani undertook to grant a proxy to act in favor of Israel 18 with regard to the shares of BSD and BGI, as the case may be, which have been pledged in favor of each of them. On March 2014 Israel 18 signed a Shareholders Agreement with BGI and secured the voting with the shares according to BGI's board decision.

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

On March 23, 2016, two applications were filed with the Haifa District Court relating to the above proceedings: one was a joinder petition by S.G. to the liquidation petition described above by which S.G. claimed that Israel 18 is in breach of its obligations to S.G. and to Fortissimo; and the second was an urgent motion for the appointment of temporary liquidators over Israel 18, which was submitted by the Applicants for the second time (the "Motion").  In the Motion it was argued that since the dismissal of the petition for the appointment of temporary liquidators, Israel 18 had violated the arrangements signed with the Applicants. On April 13, 2016 the court dismissed the petition and granted Israel 18 an extension to pay its debts.

On September 25, 2016, Israel 18 signed a loan agreement with Ta'aman Food Marketing Ltd. ("Ta'aman") to provide a loan to Israel 18 (the "Loan Agreement") for the purpose of repaying the outstanding consideration that Israel 18 owed to Shani.  The Loan Agreement was subject to approval of the Tel Aviv District Court for Economic Affairs, which granted such approval on September 27, 2016.

According to the terms of the Loan Agreement and following repayment of the entire outstanding consideration due to Shani and release of the pledge of the Shani Collateral Shares, 10,278,251 shares of the BSD and 24,909,603 shares of BGI owned by Israel 18 (both of which were previously held in trust for the repayment of the debt owed to Shani) were transferred and held in trust as security for the amounts owed to Ta’aman under the terms of the Loan Agreement from time to time, and serve as a guarantee of the repayment of the loan.

On September 24, 2016, a memorandum of understanding was signed, and an amendment to which was signed on September 28, 2016 (collectively the memorandum of understanding and its amendment, "MOU"), between Israel 18 and Mr. Gurtovoy (collectively for purposes of the description of the MOU below, "Israel 18"), and Ta'aman (collectively, the "Parties") for joint control of BGI, as follows:

A new company ("NewCo") will be incorporated for the purpose of holding approximately 71.5% of the shares of BGI and approximately 19% of the shares of BSD (BSD and BGI together, the "Companies") owned by Israel 18 ("Israel 18 Holdings"). The ownership of NewCo will be held in equal parts, 50% by Israel 18 and 50% by Ta'aman. In exchange for the holdings in NewCo, Ta'aman will pay Israel 18 USD 10 million.

Alternatively, if the transfer of the Israel 18 Holdings to NewCo will not be possible upon its incorporation, Ta'aman will directly hold half of the shares that would have been transferred to NewCo. In such event, the Parties will negotiate terms for joint management and control. NewCo’s holdings in the Companies will be held by a trustee (the "Trustee") who will act as a trustee appointed by both Parties and will hold the voting rights attached to the Companies in accordance with a joint decision by the Parties.

Until Israel 18 completes all of its obligations under the MOU, Israel 18 will be entitled to 50% of all dividends that will be distributed by NewCo and its subsidiaries, while the remaining 50% will go to Ta'aman.

The following will constitute a violation of the MOU:

•
If Israel 18 does not transfer to the Trustee all of the powers of attorney necessary in order to vote the shares of BSD under its ownership, within the agreed time frame, and will not give the possibility to use these voting rights, such breach which will give Ta'aman the right to sell NewCo’s entire shareholdings and exercise all securities provided to Ta'aman under the loan agreement.

•
If Israel 18 will not be able to transfer to the Trustee's account, within 18 months following the execution of the MOU, all of the Israel 18 Holdings that are not shares which cannot be used due to restrictions under the lawsuit of BSD against Israel 18.

•	If Israel 18 will not be able to release the entire holdings in the Companies from the restrictions imposed by BSD’s lawsuit, within a period of 36 months.
•
If a final judgment is given in BSD’s lawsuit, Israel 18 is required to pay the entire amount as determined in favor of BSD. If Israel 18 does not pay such amount, Ta'aman can pay the debt instead of Israel 18, whereas in order to pay this debt, the entire Israel 18 Holdings will be appraised at USD 10 million.

•	Israel 18 will have a period of 30 days to correct any violation of the MOU as stated above.

Pursuant to the MOU, the Parties will act to convene general meetings of shareholder in the Companies and all subsidiaries within 30 days of the date of the MOU for the purpose of replacing all current directors with mutually agreed directors. Representation on the board of directors will be proportionate to the holdings of the Parties in NewCo.

Pursuant to the MOU, the following actions of NewCo and the companies held by it will require the mutual approval of both Israel 18 and Ta'aman:

•	Any payment not within ordinary course of business.
•	Any loan, fundraising, expansion of company debt that is not within ordinary course of business.
•	Providing any loan, credit, collateral or indemnification.
•	Announcement of any payment of dividend or any other distribution, and any adoption, amendment, implementation or cancellation of any distribution policy.
•	Any filing, settlement or cancellation of any legal proceeding or administrative proceeding regarding the companies in the group, including the liabilities or claim of any one of the companies.
•	A settlement or pledging of any of NewCo’s assets or the assets of any of the other companies in the group.
•	Acquisitions.
•	Increase or dilution of company capital.
•	Appointment of legal advisors and auditors for the companies in the group.

The MOU was subject to the approval of the Israel Antitrust Authority, which approved the MOU on January 11, 2017.

In addition, both Parties in the MOU have the right of first refusal, as well as tag-along and bring-along rights, and the Loan Agreement between Israel 18 and Ta'aman will be extended so long as the voting rights are held by the Trustee.

On November 29, 2016, Israel 18, via a $1.9 million loan agreement with a third party called Power Gate LTD, paid the entire outstanding consideration due to Fortissimo. As a result, the pledge of Fortissimo Collateral Shares was released, and such shares of BSD were pledged to Power Gate LTD to secure its debt (however, Israel 18 retained an irrevocable power to vote such shares).

Prior to GG becoming its controlling shareholder, Israel 18 pledged 5.54% of the total outstanding share capital of BSD (excluding dormant shares) in favor of Meinl Bank in Austria as security for the provision of certain loans provided to Israel 18.

On January 31, 2017, following agreement between BGI and Mordechai Peretz Hirshenboim (the "Agreement" and "Purchaser" respectively) and BGI notice to the Purchaser of BGI’s intention to exercise its right of first refusal, Taaman claimed that Israel 18 and BGI breached the undertaking towards them. BGI filed a motion and  interim injunctions (the “Proceeding”) in the Economic Department of the Tel Aviv District Court, wherein BGI motioned for the court to determine that the shareholder agreement, including the right of refusal granted to BGI with respect to the sale of BSD shares owned by Israel 18, was decided in order to allow BGI and the Purchaser to exercise the right of first refusal, through financing to be extended to it by the Purchaser, as set out in the purchase agreement; and, accordingly, that the agreements signed between Israel 18 and Taaman (the Loan Agreement and the MOU concerning the joint control of the Company by these parties) would expire, subject to the fulfillment of the agreements that received force of judgment, as detailed below:

(1) Israel 18 will repay the debt from the Loan Agreement by transferring funds to the account of the Trustee over the Loan Agreement, Adv. Yaakov Amster, who was appointed Trustee by the court (the “Trustee”), along with interest at the rate of 10% annually, calculated from the date of the loan and until the payment date, i.e. until March 7, 2017. This date was postponed by 10 business days.
(2) If the above payment is not made on time, the court will dismiss BGI’s claim with respect to the exercise of the refusal right and erase the remainder of the claim, as filed by BGI. In this case, the court will grant expenses in favor of Taaman and the Trustee after hearing the parties’ positions.
(3) In addition, Israel 18 will pay Taaman, by transfer to the Trustee’s account, agreed compensation on the order of US$ 500 thousand, to be paid on the same date set out in Section 1, above.
(4) If the payment noted in Section 3, above, is not made on time, Israel 18 will be charged additional agreed compensation on the order of US$ 250 thousand.
(5) Until the execution of all of the payments detailed above, the parties must reach an arrangement with BSD with regards to the removal of the attachment levied in favor of BSD pursuant to a claim BGI filed over the assets of Israel 18, including the shares of BSD held by the Trustee, with respect to which BGI moved to exercise the right of first refusal afforded it in its shareholder agreement.
(6) Subject to full payment, as detailed above, the Trustee will transfer the BSD shares that the refusal right concerns, in accordance with the arrangement with BSD, notice of which will be provided to the court.
(7) It should be clarified that the above agreements, which were given the force of a judgment, constitute consent on the part of Israel 18 to the exercise of the right of first refusal with respect to the specific Transaction conducted between Israel 18 and Taaman.

On March 1, 2017, BGI announced that even though approvals required to carry out the Agreement had been obtained, the Purchaser failed to comply with the payment schedule as set out in the Agreement, and that BGI was acting to fully exhaust its rights in connection with the enforcement of the Agreement and the transfer of full payment, as stipulated in the Agreement. As a result, Taaman acted to transfer all of the pledged shares held by the Trustee to it.

Consequently, BGI filed a motion to order that the Trustee vote using the BSD shares, in accordance with the rights granted within the Shareholder Agreement signed by Israel 18. On March 16 and 20, 2017, the court determined that the  Trustee would vote using the BSD shares in accordance with his discretion at the shareholder meeting convened by BSD on March 29, 2017.

On April 5, 2017, the Israeli Supreme Court decided to postpone the general meeting of BSD scheduled to take place on April 19, 2017 until a decision was made by the Israeli District Court regarding BGI's claim of ownership of 10,278,451 shares of the Company held by Adv. Kobie Amstar, in his capacity as trustee.

On April 23, 2017, the District Court of Tel Aviv ruled that the 10,278,451 shares of the Company held by Adv. Kobie Amster, in his capacity as trustee, should be voted in accordance with Adv. Amster’s discretion and that the Company can and should convene its adjourned general meeting by no later than May 5, 2017.

To the best knowledge of the Company, as of this date BGI holds, together with Israel 18’s holdings, some 43.65% of the issued and paid up capital of BSD (net treasury shares), constituting the largest holdings group among the shareholders of BSD.

All of the shareholders of the Company (including Willi-Food) have the same number of votes for each Ordinary Share held. Accordingly, the major shareholder of the Company, Willi-Food, does not have voting rights that are different from those of the Company’s other shareholders. The Company believes that, as April 24, 2017, 8,200,542 Ordinary Shares (approximately 61.93% of its outstanding Ordinary Shares) were held by persons who were not officers, Directors or the owners of 5% or more of the Company's outstanding Ordinary Shares. As of April 25, 2017, there were 14 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record, including a part of the Company’s shares held by Willi-Food through brokers, represented as of April 25, 2017 approximately 74.32% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.
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

Dividend Policy

On November 22, 2016, the Company announced that it had adopted a dividend policy of issuing a regular annual dividend at a rate of at least 25% of its annual after-tax revenues (out of earnings generated after December 31, 2013). In accordance with the new dividend policy, the Company also announced that its Board of Directors declared a regular annual cash dividend of $0.3776 per share payable on December 21, 2016 to shareholders of record at the close of business on December 8, 2016.

The Company may change its cash dividend policy in the future, depending on its financial and operational condition and on its expansion strategy.

Legal Proceedings

(1)
In December 2013, December 2014 and April 2016, the Company was served with lawsuits and motions to certify them as class action lawsuits in accordance with Israel's Class Action Claims Law, 5766 – 2006, whose subject matter and cause of action, according to what is claimed, is the improper marketing of products which the Company imports and sells in a manner which allegedly misleads the consumer public. The class which the petitioning plaintiffs wish to represent is every resident of Israel who purchased the above Company products. The amount of the lawsuits, if successful, is estimated by the plaintiffs in the amount of approximately NIS 40 million. On September 23, 2016, the parties submitted a stipulation of discontinuance, thereby ending the litigation.

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

(3)
On November 14, 2016, Green Cola Hellas S.A. (in this section - the “Plaintiff”) filed a claim against Company in the Magistrates Court of Kfar Saba as a summary proceeding. The claim alleges breach of contract by Company, in that, according to the Plaintiff, Company failed to pay consideration for products provided to it by the Plaintiff. The sum of the claim is for NIS 201,025. On March 2, 2017, the court accepted Company’s motion to transfer the matter from an expedited proceeding to an ordinary case proceding. As of the date of this report, the matter is scheduled for a court hearing on September 13, 2017.

(4)
On February 17, 2016, a search was conducted in the offices of the Company, Willi-Food, BSD, and BGI (collectively, the “Group”) by the Israeli Securities Authority (the “ISA”), during which various documents and computers were taken from the Group's offices ("the Investigation"). A number of executives in the Group were investigated by the ISA, and Mr. Gurtovoy, member of the Company's board of directors and the Company's indirect controlling shareholder, was detained for interrogation by the ISA for three days, after which he was placed under house arrest for a period of two weeks (which has since ended) on the suspicion of the crimes of fraudulent acquisitions under aggravating circumstances, falsifying corporate documents, fraud, breach of fiduciary duty in a corporation, money laundering, as well as misleading reporting. On February 18, 2016, trading of the Company's ordinary shares was halted by Nasdaq following announcement by the Company of the ISA investigation. To the best knowledge of Company management, the investigation by the ISA relates to an investment of approximately US$ 2.25 million (the “Investment”) made during January 2016 in the form of bonds of a European company (the "Issuer") which allegedly served as a collateral to a loan obtained by Mr. Gurovoy or another individual, and which was unrelated to the Company's operations. The Investment was carried out by B.H.W.F.I Ltd., a wholly owned subsidiary of the Company (“BHWFI”), pursuant to subscription forms to purchase 300 bonds (225 actually purchased) with a nominal value of US$ 10,000 each (“Subscription Forms”). The Bonds bear an annual interest rate of 6%, payable semi-annually on September 30 and December 31 of each year as of the issue date until the final maturity date of December 31, 2018. The issuer has the right to repay the Bonds with prior notice of 30 days without penalty. Trading of the Company's ordinary shares on the Nasdaq Capital Market resumed on April 7, 2016. On June 30, 2016, the Issuer paid the first interest on account of the bond actually purchased by BHFWI in accordance with the terms thereof. On December 30, 2016, BHWFI and the Issuer signed an agreement (the “Agreement”) for an early redemption of the bonds for a total of US$ 1.8 million that was to be paid by February 15, 2017.  Similarly, as part of the terms of the Agreement, the Issuer waived all its claims against BHWFI, including an alleged obligation to make an additional investment in bonds up to an aggregate amount of $5 million (as stated above, an amount of US$ 2.25 million was invested in the past). On March 21, 2017, a first payment in the amount of USD 200 thousand was received by the Company. Due to uncertainty related to the collection of the remaining US$1.6 million debt, the Company made a non-cash provision in the amount of the unpaid debt as of December 31, 2016. Since learning of the investigation by the ISA, the Board has reviewed and revised various Company investment practices.  Specifically, the Board has revised the Company's investment policy, replaced the Company's current investment committee members with members of the Audit Committee and added Mr. Ilan Admon as an additional director on the investment committee.

(5)
On February 21, 2016, a petition was filed with the Tel Aviv-Jaffa District Court by a purported shareholder of Willi-Food for approval of a derivative action against the Company's directors and executive officers.  The Company and Willi-Food have been named as respondents. The claim alleges USD 3 million in damages caused to the applicant due to an alleged breach of fiduciary duties and duty of care of the Company's directors and executive officers to the Company related to the Investment described in legal proceeding 4, above. On April 21, 2016, the Tel Aviv-Jaffa District Court granted to the Company's directors and executive officers an extension of 45 days to respond the claim. On September 27, 2016, the Israeli Securities Authority (the “ISA” or "Authority") petitioned the court asking that certain restrictions imposed byteh Authority to protect the integrity of the Investigation remain in place for six additional months. On October 5, 2016, the Company filed its response to the Authority’s update, seeking a continuance with respect to the deadline for filing the Company’s response to the Certification Motion until 60 days following the removal of the restrictions placed on it by the Authority. On January 22, 2017, the court determined that, in light of the Authority’s restrictions, the deadline for the filing of the Company’s response should be stayed at this stage, and requested to be updated within 60 days concerning the progression of the Investigation and the restrictions place by the Authority on account thereof. The Company expects that the deadline for the filing of its response will be at least 60 days from the date on which the restrictions imposed by the Authority are removed. On March 27, 2017, the Authority filed an update with the court indicating its position that there remain in place restrictions on carrying out certain actions by the parties involved in the civil proceeding involving the collection of testimony of those involved in the Investigation. Nevertheless, the ISA mentioned that with respect to certain parties who are respondents to the petition and have not been investigated by the ISA, it has no objection if these parties file their response with the court. The court at that time determined that it is doubtful if it would be worthwhile to move forward with only some of the parties to the case, but rather would wait for the parties' response to the Authority update. On April 10, 2017, the Petitioner filed its response to the Authority's update, in which it claimed that all the respondents should file their responses to the petition. The Company is required to file its response to the Authority's update by May 1, 2017. At this preliminary stage, the Company is unable to make a provision for this claim.

(6)
On February 29, 2016, Willi Food was served with a lawsuit and a motion to certify it is a class action (securities class action) which was filed in the US in the Federal District Court for the Southern District of New York by a shareholder who claims to own shares of Willi Food (the "Plaintiff"), against Willi Food, Mr Gurtovoy, chairman of the Company's and Willi Food's Boards of Directors, and the Company's ultimate controlling shareholder, and some of the past and present officers (hereinafter, jointly: the "Defendants"). The lawsuit is a demand for compensation for alleged damages incurred by the Plaintiff because of a violation of Federal securities laws and other laws by the Defendants during the period from April 30, 2014 and until February 18, 2016. In light of the early stage of the lawsuit, the Company cannot, based on the position of its legal advisors, evaluate the risk involved and therefore no provision has been made in the financial statements with respect to the aforesaid. On September 23, 2016, the lead Plaintiff signed a request to file a stipulation dismissing the lawsuit without any cost for the Company. The request was approved by the court.

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

Calendar Period	Ordinary Shares
	High	Low
2017	6.76	5.63
First Quarter	6.76	5.63
Second Quarter (through April 24, 2017)	6.32	5.70
2016	5.91	3.22
First Quarter (*)	4.08	3.43
Second Quarter	4.43	3.22
Third Quarter	5.49	3.75
Fourth Quarter	5.91	4.60
2015	7.00	3.28
First Quarter	7.00	5.55
Second Quarter	6.05	4.86
Third Quarter	5.82	4.42
Fourth Quarter	4.56	3.28
2014	8.83	6.12
2013	8.40	4.91
2012	5.01	4.00

April 2017 (through April 24, 2017)	6.32	5.70
March 2017	6.46	5.63
February 2017	6.56	6.35
January 2017	6.76	5.89
December 2016	5.91	5.12
November 2016	5.72	4.60
October 2016	5.35	5.12

(*) Trading of the Company's ordinary shares was halted by Nasdaq from February 18, 2016 until April 7, 2016.  For more information, see "Item 8. Legal Proceedings".

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

E. TAXATION [Company to advise if the Israeli and U.S. tax sections have been reviewed]

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

Taxation of Israeli Companies

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax, currently at the rate of 25% of their taxable income. The corporate tax rate for the tax years 2015 and 2014 was 26.5% and 25% for 2016 and for 2017 24% and 23% for 2018 and thereafter. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

An additional income tax at a rate of 3% will be imposed on high earners individuals whose annual income or capital gain in 2017 exceeds NIS 640,000 (USD166,450).

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

Taxation of Non-Israeli Residents

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the Tel Aviv Stock Exchange and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.  Such exemption would not be available to non-Israeli residents dealing in securities in Israel which would be subject to Israeli tax at the rates applicable to business income (at the corporate tax rate for a corporation (25% in 2016 and 26.5% in 2015) and the marginal tax rate of up to 48% for an individual in 2016) and 47% for 2017.

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

United States federal income taxation

The following is a description of the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax consequences to holders of our ordinary shares and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	financial institutions or insurance companies;
•	real estate investment trusts, regulated investment companies or grantor trusts;
•	dealers or traders in securities or currencies;
•	tax-exempt entities;
•	certain former citizens or long-term residents of the United States;
•	persons that received our shares as compensation for the performance of services;
•	persons that will hold our shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;
•	holders that will hold our shares through a partnership or other pass-through entity;
•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. Dollar; or
•	holders that own directly, indirectly or through attribution 10.0% or more, of the voting power or value, of our shares.

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

 We believe that we were not classified as a PFIC for the taxable year ended on December 31, 2016. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2017 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

The table below details the sensitivity analysis in respect to exposure relating to exchange rate risk:

	Gain (loss) from exchange rate change NIS(000)		Fair net NIS(000)	Gain (loss) from exchange rate change NIS(000)
Change in exchange rate USD	(10)%	(5)%		5%	10%
	(4,188)	(2,094)	41,875	2,094	4,188

Change in exchange rate EURO	(10)%	(5)%		5%	10%
	(5,173)	(2,587)	51,734	2,587	5,173

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

The table below details the sensitivity analysis in respect to exposure relating to investments in instruments with fix interest rates:

	Gain (loss) from interest change $(000)		Fair value $(000)	Gain (loss) from interest change $(000)
Change in Interest as % of interest rate	(10)%	(5)%		5%	10%
Increase\decrease in financial Income	(3,252)	(1,625)	32,514	1,626	3,252

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended).  These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2016.  Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to meet these objectives.

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

Our management (with the participation of the CEO and CFO) assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In conducting its assessment of internal control over financial reporting, management used the criteria established in "Internal Control - Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2016 based on these criteria.

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

(d) Changes in Internal Control over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. -- PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for professional services and other services rendered by Brightman Almagor Zohar & Co. in Israel, a member of firm of Deloitte Touche Tomhatsu, to the Company in 2016 and 2015.

	NIS 2016	NIS 2015	USD 2016	USD 2015

Audit Fees (1)	330,000	310,000	85,825	79,446
Tax Fees (2)	-	-	-	-

TOTAL	330,000	310,000	85,825	79,446

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

ITEM 16E. -- PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Below is a list of purchases of the Company’s ordinary shares by affiliated purchasers during calendar year 2016 and from January 1, 2017 to April 24, 2017.  Unless otherwise noted, the following purchases were made by Willi-Food pursuant to a purchase program announced by Willi-Food on November 24, 2014.  Pursuant to the repurchase plan, Willi-Food reported that its board of directors had authorized the purchase of up to USD 5 million of the Company's ordinary shares, and that the price per ordinary share to be acquired would not exceed the Company's shareholders' equity per ordinary share.  Willi-Food has informed the Company that the timing and amount of share purchases will be determined by management of Willi-Food based on its evaluation of market conditions, the trading price of the Company's shares and other factors.  The purchase program may be increased, suspended or discontinued at any time. On December 15, 2015, the Board of Directors of Willi-Food approved additional funds in the amount of NIS 9.5 million (US 2.4 million) for the purchase of additional Ordinary Shares of the Company.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
June 1, 2016 to June 30, 2016	18,100	$4.59	18,100	$5,828,983
July 1, 2016 to July 31, 2016	1,889	$4.36	1,889	$5,827,094
August 1, 2016 to August 31, 2016	3,100	$4.85	3,100	$5,823,994

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
__________________________________

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

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
G. Willi-Food International Ltd.

We have audited the accompanying consolidated statements of financial position of G. Willi-Food International Ltd. ("the Company") and its subsidiaries as of December 31, 2016 and 2015 and the related consolidated Statements of Income, comprehensive Income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated statements of financial position of the Company and its subsidiaries as of December 31, 2016 and 2015 and the consolidated Statements of Income, comprehensive Income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Without qualifying our opinion, we draw attention to Note 25(H) of the financial statements describing an investigation by the Israeli Securities Authority, which, as far as management is aware, relates to an investment made in January 2016 of approximately USD 2.25 million, which was previously held in a bank account of a subsidiary of the Company, in bonds of a European company which allegedly served as collateral for a loan obtained by the controlling shareholder of the Company or another individual.

Similarly, we draw attention to Note 25(J) of the financial statements describing a motion to certify a derivative action which was filed in February 2016 against the Company's directors and officers.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tomhatsu Limited

Tel-Aviv, Israel
April 27, 2017

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		December 31,
	Note	2 0 1 6	2 0 1 5	2 0 1 6 (*)
		NIS	NIS	US Dollars

Assets

Current assets
Cash and cash equivalents	4a	129,577	79,421	33,700
Financial assets at fair value through profit or loss	4b	104,921	145,007	27,288
Short term deposit	4f	-	20,288	-
Trade receivables	4c	80,227	81,392	20,865
Other receivables and prepaid expenses	4d	4,795	8,451	1,247
Inventories	4e	41,877	34,517	10,891
Current tax assets		5,443	1,833	1,416
Total current assets		366,840	370,909	95,407

Non-current assets
Property, plant and equipment		77,204	76,041	20,079
Less -accumulated depreciation		34,963	31,874	9,093
	6	42,241	44,167	10,986

Prepaid expenses		-	137	-
Goodwill	7	36	36	9
Deferred taxes	12c	2,354	3,614	613
Total non-current assets		44,631	47,954	11,608

Total assets		411,471	418,863	107,015

(*) Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)
(Cont.)

		December 31,
	Note	2 0 1 6	2 0 1 5	2 0 1 6 (*)
		NIS	NIS	US Dollars
Equity and liabilities

Current liabilities
Short-term bank debt	9	-	16	-
Trade payables	8a	14,832	12,863	3,857
Employees Benefits	11b	2,253	1,940	586
Other payables and accrued expenses	8b	2,533	3,653	659
Total current liabilities		19,618	18,472	5,102

Non-current liabilities
Retirement benefit obligation	11b	849	679	222
Total non-current liabilities		849	679	222

Shareholders' equity	14
Share capital		1,425	1,425	370
Additional paid in capital		128,354	128,354	33,382
Capital fund		247	247	64
Retained earnings		261,486	269,883	68,007
Capital Fund measurement of the net liability in respect of defined benefit		(508)	(197)	(132)
Equity attributable to Shareholders' of the Company		391,004	399,712	101,691

Total equity and liabilities		411,471	418,863	107,015

(*) Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

The financial statements were approved by the board of directors of the company on April 27, 2017.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(NIS in thousands)

		Year ended December 31,
	Note	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6 (*)
		NIS	NIS	NIS	US Dollars

Revenue	16a	294,202	312,514	328,741	76,516
Cost of sales	16b	217,585	237,452	249,136	56,590
Gross profit		76,617	75,062	79,605	19,926

Operating costs and expenses
Selling expenses	16c	39,405	37,294	39,696	10,249
General and administrative expenses	16d	14,577	32,926	19,231	3,791
Other Income	17	(112)	(2,182)	(2,943)	(30)
		53,870	68,038	55,984	14,010

Operating profit		22,747	7,025	23,621	5,916

Finance Income	18a	(3,425)	3,363	2,794	(891)
Finance expense	18b	3,143	978	375	817
Finance Income, net		(6,568)	2,385	2,419	(1,708)

Profit before taxes on Income		16,179	9,410	26,040	4,208
Taxes on Income	12a	(5,327)	(2,566)	(7,186)	(1,385)

Net Income		10,852	6,844	18,854	2,823

Earnings per share:
Basic earnings per share		0.82	0.52	1.45	0.21

Diluted earnings per share		0.82	0.52	1.45	0.21

Shares used in computation of basic EPS		13,107,579	13,090,729	12,974,245	13,107,579

Shares used in computation of diluted EPS		13,107,579	13,090,729	12,974,245	13,107,579

(*) Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)
	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6 (*)
	NIS	NIS	NIS	US Dollars

Net Income	10,852	6,844	18,854	2,823

Other comprehensive Income (Expenses)

Re-measurement of net liabilities with respect to a defined benefit which will not be classified in the future as profit or loss, net of tax	(311)	(139)	6	(81)
Translation differentials with respect to foreign operations which were classified as profit or loss, net of tax	-	-	(786)	-

Other comprehensive Income for the year	-	(139)	(780)	-

Total comprehensive Income for the year	10,541	6,705	18,074	2,742

(*) Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Additional paid in capital	measurement of the net liability in respect of defined benefit	Capital fund	Foreign currency translation reserve	Retained earnings	Total shareholders' equity

Balance - January 1, 2014	1,407	119,281	(63)	247	786	244,185	365,843
Profit for the year	-	-	-	-	-	18,854	18,854
Currency translation differences	-	-	-	-	(786)	-	(786)
Measurement of the net liability in respect of defined benefit	-	-	6	-	-	-	6

Total comprehensive Income for the year	-	-	6	-	(786)	18,854	18,074
Employee benefit	-	2,149	-	-	-	-	2,149

Balance - December 31, 2014	1,407	121,430	(57)	247	-	263,039	386,066
Profit for the year	-	-	-	-	-	6,844	6,844
Measurement of the net liability in respect of defined benefit	-	-	(140)	-	-	-	(140)

Total comprehensive Income for the year	-	-	(140)	-	-	6,844	6,704
Exercise of options	18	6,772	-	-	-	-	6,790
Employee benefit	-	152	-	-	-	-	152

Balance - December 31, 2015	1,425	128,354	(197)	247	-	269,883	399,712
Profit for the year	-	-		-	-	10,852	10,852
Measurement of the net liability in respect of defined benefit	-	-	(311)	-	-	-	(311)

Total comprehensive Income for the year	-	-	(311)	-	-	10,852	10,541
Dividend distribution	-	-	-	-	-	(19,249)	(19,249)

Balance - December 31, 2016	1,425	128,354	(508)	247	-	261,486	391,004

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6 (*)
	NIS	NIS	NIS	US Dollars

Cash flows - operating activities
Profit from continuing operations	10,852	6,844	18,854	2,822
Adjustments to reconcile net profit to net cash from continuing operating activities (Appendix A)	6,500	7,494	799	1,675

Net cash from continuing operating activities	17,352	14,338	19,653	4,497

Cash flows - investing activities
Acquisition of property plant and equipment	(1,915)	(2,994)	(8,077)	(498)
Proceeds from sale of property plant and Equipment	190	456	969	49
Acquisition of non-current financial assets	(8,504)	-	-	(2,212)
Proceeds from short term deposit	20,288	-	-	5,277
Proceeds from (used in) purchase of marketable securities, net	42,010	(22,087)	(11,777)	10,942
Proceeds from purchase of loan carried at fair value through profit or loss	-	-	65,400	-
Proceeds used in purchase of Short term deposit	-	-	(19,445)	-

Net cash from (used in) continuing investing activities	52,069	(24,625)	27,070	13,558

Cash flows - financing activities
Exercise of options	-	6,790	-	-
Dividend distribution	(19,249)	-	-	(5,006)
Short-term bank debt	(16)	16	(18)	(4)

Net cash from (used in) continuing financing activities	(19,265)	6,806	(18)	(5,010)

Increase (decrease) in cash and cash equivalents	50,156	(3,481)	46,705	13,045
Cash and cash equivalents at the beginning of the financial year	79,421	82,902	36,197	20,656
Cash and cash equivalents of the end of the financial year	129,577	79,421	82,902	33,701

(*) Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6 (*)
	NIS	NIS	NIS	US Dollars
Cash flows from operating activities

A. Adjustments to reconcile net profit to net cash from operating activities

Decrease (Increase) in deferred income taxes	1,260	(3,109)	(1,004)	328
Unrealized loss (gain) on marketable securities	(1,924)	(186)	1,910	(590)
Depreciation and amortization	3,762	3,723	3,634	978
Gain from short term deposit	-	(843)	-	-
Capital gain on disposal of property plant and equipment	(112)	(220)	(188)	(29)
Stock based compensation reserve	-	152	2,124	-
Loss from non - tradable financial assets (see note 25H)	7,734	-	-	2,056
Unrealized Gain of loan carried at fair value through profit or loss	-	-	(100)	-
Net foreign exchange gain	-	-	(786)	-

Changes in assets and liabilities:
Increase (Decrease) in trade receivables and other receivables	2,120	81	(6,219)	580
Decrease (Increase) in inventories	(7,360)	14,069	5,415	(1,914)
Decrease (Increase) in trade and other payables, and other current liabilities	1,020	(6,173)	(3,987)	266

	6,500	7,494	799	1,675

B. Significant non-cash transactions:

Purchase of property, plant and equipment	-	115	611	-

Supplemental cash flow information:

Income tax paid	8,126	6,162	9,831	2,113

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

B.	Definitions:

The Company	-	G. WILLI‑FOOD INTERNATIONAL LTD.

The Group	-	The Company and its Subsidiaries, a list of which is presented in Note 5.

Subsidiaries	-	Companies that are controlled by the Company (as defined in IAS 27) and whose accounts are consolidated with those of the Company.

Related Parties	-	As defined in IAS 24.

Interested Parties	-	As defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

Controlling Shareholder	-	As defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

NIS	-	New Israeli Shekel.

CPI	-	The Israeli consumer price index.

US Dollars or $	-	The U.S. dollar.

Euro	-	The United European currency.

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying international accounting standards (IFRS):

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The significant accounting policies detailed in the continuation were applied on a consistent basis for all reporting periods presented in the financial statements, except for changes in accounting policies that were due to the application of standards, amendments to standards and interpretations that took effect on the date of the financial statements, and the application of standards, amendments to standards and interpretations that are not in effect and were adopted in early adoption by the Group, as detailed in Note 2U below.

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

(1)	Translation of foreign currency transactions

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency (New Israeli Shekel (NIS)) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. (Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined). Non-monetary items that are measured in terms of historical cost
In a foreign currency are not retranslated.

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

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional, currency'). The consolidated financial statements are presented in 'NIS', which is the company's functional and the group's reporting currency.

(3)       Convenience translation

The balance sheet as of December 31, 2016 and statement of Income, statement of other comprehensive Income and statement of cash flows for the year then ended have been translated into US Dollar using the representative exchange rate as of that date (US Dollar 1.0 = NIS 3.845). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements and in their accompanying notes should not be construed as representing amounts receivable or payable in US Dollars or convertible into US Dollars but only a convenience translation of reported NIS amounts into US Dollars, unless otherwise indicated. The convenience translation supplementary financial data is unaudited and is not presented in accordance with IFRSs.

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

                                      (2)       Non-controlling Interest

Non-controlling interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Group's equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-control ling's share of changes in equity since the date of the combination. Losses attributable to non-controlling interest in excess of its share in the subsidiary's equity are charged commencing January 1, 2010 to non-controlling interest in any case, while ignoring its obligations and ability to make additional investments in the subsidiary.

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

•	Financial assets 'at fair value through profit or loss' (FVTPL)
•	Loans and receivables

(2)       Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

•
It has been acquired principally for the purpose of selling in the near future; orit is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

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

Financial liabilities are classified as either financial liabilities 'at FVTPL' or 'other financial liabilities.

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

Dividend revenue from investments is recognized when the shareholder's right to receive payment has been established.

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

For contributions that are independent of the number of years of service, the entity may either recognize the contributions as a reduction in the service cost in the period in which the related service is rendered, or to attribute them to the employees' periods of service using the projected unit credit method; whereas for contributions that are dependent on the number of years of service, the entity is required to attribute them to the employees' periods of service.

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

(2)	Following are the changes in the representative exchange rate of the US dollars vis-a-vis the NIS and in the Israeli CPI:

	Representative exchange rate of the Euro	Representative exchange rate of the dollar	CPI "in respect of"

	(NIS per €1)	(NIS per $1)	(in points)
As of:
December 31, 2016	4.04	3.84	112.59
December 31, 2015	4.25	3.90	112.82
December 31, 2014	4.72	3.89	113.96

Increase (decrease) during the:	%	%	%
Year ended:
December 31, 2016	(4.9)	(1.5)	(0.2)
December 31, 2015	(9.9)	-	(1.0)
December 31, 2014	(1.26)	(12.10)	(0.19)

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

According to IFRS 9, all financial assets are measured at fair value upon initial recognition. In subsequent periods, debt instruments are measured at amortized cost only if both of the following conditions are met:
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

Financial assets that are equity instruments should be measured in subsequent periods at fair value and the changes recognized in profit or loss or in other comprehensive (loss) income, in accordance with the election by the Company on an instrument-by-instrument basis. If equity instruments are held for trading, they should be measured at fair value through profit or loss.

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

New and revised Standards and Interpretations in issue but not yet effective, were not early adopted by the Group and are expected to affect or could affect future periods:

(1)	IFRS 9, "Financial Instruments": (Cont.)

According to IFRS 9, the provisions of IAS 39 will continue to apply to recognized and to financial liabilities for which the fair value option has not been elected.

According to IFRS 9, changes in fair values of financial liabilities which are attributable to the change in credit risk should be presented in other comprehensive income. All other changes in fair value should be presented in profit or loss.

IFRS 9 also prescribes new hedge accounting requirements.

IFRS 9 is to be applied for annual periods beginning on January 1, 2018. Early adoption is permitted.

The Company is evaluating the possible impact of IFRS 9 but is presently unable to assess its effect, if any, on the financial statements.

(2)	IFRS 15, "Revenue from Contracts with Customers":

The new standard sets a comprehensive and uniform model that arranges the accounting treatment of revenues deriving from contracts with customers. The standard cancels International Accounting Standard IAS 18 – "Revenue" and International Accounting Standard IAS 11 – "Construction contracts" and the accompanying interpretations thereto. The standard's core principle is that the recognition of revenues is to reflect the transfer of the goods or the services to customers in an amount that represents the economic benefits that the entity expects to receive in consideration for them. For that purpose, the standard determines that the recognition of revenues is to take place when the entity transfers the goods and/or the services, which are enumerated in a contract with the customer to the customer, such that the customer achieves control over those goods or services.

The standard sets a five-stage model for the implementation of this principal:

1.	Identify the contract (or contracts) with the customer
2.	Identify performance obligations in the contract.
3.	Determine the transaction price.
4.	Allocate the transaction price to the performance obligations.
5.	Recognize the revenue when the entity satisfies a performance obligation.

In addition, the standard sets broad disclosure requirements in respect of contracts with customers, the significant estimates and changes therein, which were used at the time of the implementation of the standard, which is in order to enable users of the financial statements to understand the substance, quantity, timing and reliability of the revenues and of the cash flows deriving from contracts with customers.

The Standard will apply in respect of reporting periods commencing on January 1, 2018. Early adoption is permitted. IFRS 15 allows an entity to choose to apply a modified retrospective approach, according to which IFRS 15 will only be applied in the current period presented to existing contracts at the date of initial application. No restatement of the comparative periods will be required so long as the disclosures regarding prior periods required by IFRS 15 are included.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.         Adoption of new and revised Standards and interpretations: (Cont.)

(1)	IFRS 15, "Revenue from Contracts with Customers":(Cont.)

The Company estimates that it will choose to implement the standard retroactively with regards to contracts that have not yet been completed as of January 1, 2018. The cumulative impact of first time implementation of the standard will be recognized as an amendment of the retained earnings balance for that same date. The comparison data addressing the years that ended on December 31, 2017 and 2016 will be presented in accordance with the version of IAS 18 that was in effect prior to the implementation of IFRS 15.

The Company is examining the impact of the standard on the manner in which income is recognized. At this stage, the Company estimates that implementation of the standard will not have a substantive impact on the financial statements.

New and revised Standards and Interpretations in issue but not yet effective, were not early adopted by the Group and are expected to affect or could affect future periods:

(2)	IFRS 16 – "Leasing"

The new Standard, which was published in January 2016, cancels IAS 17 "Leasing" and the accompanying interpretations thereto, and determines the principles for recognition, measurement, presentation and disclosure of leasing in relation to both parties to a transaction, in other words the customer (the lessee) and the supplier (the lessor).

The new Standard cancels the distinction that currently exists in respect of a lessor, between financing leases and operating leases and sets a uniform accounting model in relation to all types of leasing. In accordance with the new model, the lessee is required on the one hand to recognize an asset in respect of the usage rights and on the other hand, a financial liability in respect of the lease fees in respect of each leased asset.

The leasing provisions for an asset and a liability, as aforesaid, will not apply to leased assets for a period of only up to 12 months and nor in relation to the leasing of assets having a low useful lifetime (such as personal computers).

The Standard does not change the currently existing accounting treatment in the lessor's accounting records.

The Standard will be binding with effective in respect of annual reporting periods commencing on January 1, 2019 or thereafter. The earlier implementation is possible; however, this is on condition that IFRS 15 "Revenue from contracts with customers" is also implemented. As a rule, the Standard is to be implemented retrospectively, however entities will be entitled to select certain adjustments within the context of the transition provisions of the Standard on the matter of its implementation for previous reporting periods.

At this stage, the Company is examining the impact of the provisions of the Standard on contracts for the leasing of assets that it holds. This examination has not yet been completed.

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

•
Revenue recognition - the Group has recognized in revenues amounted to NIS 294,202 thousands in the year ended December 31, 2016 (NIS 312,514 thousands in the year ended December 31, 2015) for selling food products. Although, in general, the Group does not grant rights of return, its enable for certain customers from time to time to return products. The Group assesses the expected customer returns according to specific information in its possession and its past experience in similar cases. Any 1% upward or downward change in the Group's estimation will increase\decrease the Group's revenues in the amount of NIS 2,942 thousands (NIS 3,125 thousands in the year ended December 31, 2015). As of December 31, 2016, the provision for returns is insignificant.

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

NOTE 4 -  CURRENT ASSETS

A.	Cash and cash equivalents - composition:

	December 31,
	2 0 1 6	2 0 1 5	2 0 1 6
	NIS	NIS	US Dollars

Cash in bank	90,426	19,953	23,518
Short-term bank deposits	39,151	59,468	10,182
	129,577	79,421	33,700

B.	Financial assets at fair value through profit or loss:

	December 31,
	2 0 1 6	2 0 1 5	2 0 1 6
	NIS	NIS	US Dollars
Financial assets carried at fair value through profit or loss (FVTPL):
Shares	35,091	17,346	9,126
Governmental loan and other bonds	58,249	127,661	15,149
Certificate of participation in mutual fund	11,581	-	3,012
	104,921	145,007	27,287

C.	Investment in short term deposits:

A short term deposit of 5 million US dollars that was deposited in an Azerbaijani bank for a year, and bears an annual interest of 4.5%. The deposit was repaid in full and transfer to an Israeli bank, in January, 2016.

D.	Trade receivables:

(1)	Composition

	December 31,
	2 0 1 6	2 0 1 5	2 0 1 6
	NIS	NIS	US Dollars

Trade receivables(*)	82,382	84,840	21,425
Less - allowance for doubtful debts	2,155	3,448	560
	80,227	81,392	20,865

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4 -  CURRENT ASSETS (Cont.)

(1)	Composition (Cont.):

(*)	Less provision for returns in the sum of NIS 1,500 (as of December 31, 2015 - NIS 1,500).

The average credit period on sales of goods is 89 days. Allowance for doubtful debts is based upon factors surrounding the credit risk of specific customers and other information which our management believes adequately covers all anticipated losses in respect of trade receivables.

Before accepting any new customer, the Group assesses the potential customer's credit quality and defines credit limits by customer. Credit limits are examined periodically based on the Company's collection experience with each customer and additional external information. 99% of the Company's customers complied with their credit limits.

From total trade receivables balances as of December 31, 2016, the sum of NIS 9,571 and NIS 9,209 is with respect to debt owed by a 2 significant customers. The Group does not have additional customers whose debt balance to the Group exceeds 10% of the trade receivables balance as of December 31, 2015 (in 2015 - NIS 13,213).

(2)  Changes in the allowance for doubtful debts:

	December 31,
	2 0 1 6	2 0 1 5	2 0 1 6
	NIS	NIS	US Dollars

Balance at beginning of the year	3,448	45	897
Change in allowance doubtful debts(*)	1,293	3,403	336

Balance at end of the year	2,155	3,448	560

(*) See Note 25E.

E.	Other receivables and prepaid expenses:

	December 31,
	2 0 1 6	2 0 1 5	2 0 1 6
	NIS	NIS	US Dollars

Prepaid expenses	595	308	154
Income receivables	1,039	645	270
Advances to suppliers	1,984	4,147	516
Government authorities	326	3,124	85
Receivables in respect of investment in a non-current assets	770	-	-
Others	81	226	222
	4,795	8,451	1,247

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4 -  CURRENT ASSETS (Cont.)

F.	Inventories

	December 31,
	2 0 1 6	2 0 1 5	2 0 1 6
	NIS	NIS	US Dollars

Finished products	36,818	25,128	9,575
Merchandise in transit	5,059	9,389	1,316
	41,877	34,517	10,891

The inventories are presented net of impairment provision.

NOTE 5 -  INVESTMENTS IN SUBSIDIARIES

The consolidated financial statements include the financial statements of the following Subsidiaries:

Subsidiary	Location	Jurisdiction of Organization	Company's Ownership Interest
			December 31,
			2 0 1 6	2 0 1 5

Gold Frost Ltd. ("Goldfrost")	Israel	Israel	100.00%	100.00%
W.F.D. Ltd.	Israel	Israel	100.00%	100.00%
B.H.W.F.I Ltd. ("BHWFI")	Israel	Israel	100.00%	100.00%

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 6 -  PROPERTY PLANT AND EQUIPMENT

		Machinery		Computers
	Land and	and	Motor	and	Office
	Building	equipment	Vehicles	equipment	Furniture	Total
Consolidated Cost:
Balance -January 1, 2015	53,083	3,447	12,001	4,006	1,289	73,826
Changes during 2015:
Additions	1,328	900	255	376	20	2,879
Dispositions	-	(68)	(596)	-	-	(664)

Balance - December 31, 2015	54,411	4,279	11,660	4,382	1,309	76,041
Changes during 2016:
Additions	66	240	1,353	202	54	1,915
Dispositions	-	(131)	(621)	-	-	(752)

Balance - December 31, 2016	54,477	4,388	12,392	4,584	1,363	77,204

Accumulated depreciation:
Balance - January 1, 2015	13,653	1,494	9,313	3,323	796	28,579
Changes during 2015:
Additions	1,725	493	1,437	59	11	3,725
Dispositions	-	(8)	(421)	-	-	(429)
Balance - December 31, 2015	15,378	1,979	10,329	3,382	807	31,875
Changes during 2016:
Additions	1,660	922	874	267	37	3,760
Dispositions	-	(51)	(621)	-	-	(672)
Balance - December 31, 2016	17,038	2850	10,582	3,649	844	34,963

Net book value:
December 31, 2016	37,439	1,538	1,810	935	519	42,241

December 31, 2015	39,033	2,300	1,331	1,000	502	44,166

Net book value (Dollars in thousands):
December 31, 2016	9,737	400	471	243	135	10,986

December 31, 2015	10,003	589	341	256	129	11,319

NOTE 7 -  GOODWILL

Annual test for impairment

By the end of the year 2016 the amount of goodwill was NIS 36 thousands, based on the materiality estimate, the Group determined that no test for impairment of goodwill was necessary.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 8 -  DETAILS OF CURRENT LIABILITIES

A.	Trade payables

	December 31,
	2 0 1 6	2 0 1 5	2 0 1 6
	NIS	NIS	US Dollars

Open accounts	13,401	11,147	3,485
Checks payables	1,431	1,716	372
	14,832	12,863	3,857

The average credit period on purchases of certain goods is approximately 26 days.

B.	Other payables and accrued expenses

	December 31,
	2 0 1 6	2 0 1 5	2 0 1 6
	NIS	NIS	US Dollars

Government authorities	-	1,166	-
Customer advances	351	733	91
Related parties (see note 23)	-	79	-
Accrued expenses	2,182	1,675	568
	2,533	3,653	659

NOTE 9 -  SHORT TERM BANK DEBT

Loans and other credits Comprised as follows in NIS:

	Interest rate	Liabilities
	As of	Current		Non-current		Total
	December 31	As of December 31,
	2 0 1 6	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5
annual
%
Banks debt:
NIS	P-0.5%	-	16	-	-	-	16

NOTE 10 -   PROVISIONS

In October 2013, the Company filed a claim with the Rishon Le'Zion Magistrate Court against the Israel Customs and VAT Department in the framework of which it demanded that the Court nullify the charge issued to the Company by the Central Customs House, which argued that, for customs purposes, the Company did not include various costs that it had incurred in order to receive Kosher certification for the food products that it had imported over a seven-year period, thereby underpaying customs duties (in this paragraph, the "Charge Notice"). The Charge Notice requires the payment of total customs duties of approximately NIS 150 thousand (US Dollars 39 thousand). According to the estimate of legal advisers to the Company, there is a small likelihood of cancelling the notice and therefore partial provision was made in the financial statements as of December, 31 2014 in respect of the Charge Notice. In June 2014 and August 2015, a District Court denied appeals in similar cases by other food products companies. On December 2, 2015, the Supreme Court heard motions to appeal in the matter of inclusion of costs of kosher certification in the value of goods imported, for tax purposes, and denied the motions to appeal, and thus confirmed that the judgments rendered by the District Courts. In light of the aforesaid, the chances that the Company's lawsuit will succeed was very low and the Company has reached agreements with the Tax Authority that its lawsuit will be withdrawn without order for costs. The Company recognized expenditures with respect to the costs of kosher certification, in the sum of approximately NIS 0.6 million in the financial statement as of December, 31 2015.  During the first quarter of 2016, the Company paid the entire shortfall amount including interest, linkage, and VAT, in the sum of approximately NIS 0.8 million.

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

B.	Composition:

	December 31,
	2 0 1 6	2 0 1 5	2 0 1 6
	NIS	NIS	US Dollars
Post-Employment Benefits:
Benefits to retirees	849	679	222

Short term employee benefits:
Accrued payroll and related expenses	1,638	1,453	426
Short term absence compensation	615	487	160
	2,253	1,940	586

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2 0 1 6	2 0 1 5
	%	%

Discount rate	3.36	3.28
Expected return on the plan assets	3.36	3.28
Rate of increase in compensation	4	4

Expected rate of termination:
0-1 years	35	35
1-2 years	30	30
2-3 years	20	20
3-4 years	15	10
4-5 years	10	10
5 years and more	7.5	7.5

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11    -   EMPLOYEE BENEFITS (Cont.)

B.	Composition: (Cont.)

The assumptions regarding future mortality rates are based on mortality tables published and approved by the Ministry of Finance and updated as of December 31, 2001.  The mortality rate of an active participant at retirement age (67 for men, 64 for women), is 0.6433% for men and 0.3574% for women.

The provisions of Standard 19 stipulate that interest used to capitalize assets and liabilities should reflect risk free interest that is interest on highly rated corporate bonds with similar maturity periods and terms. Until November 2014, absent quality data and information about bonds of this type, what was utilized was the interest on long-term index linked government bonds (index linked Galil)/or long-term shackle government bonds (NIS Dawn - "Shachar"). Following a decision by the Securities Authority, according to which there is a deep market for corporate bonds, and according to the publication of Accounting Staff Position number 12-1, as of this report, the capitalization interest is that of high quality corporate bonds. Use of a quality curve as stated above, is published by quoting companies which specialize in this field. The nominal interest rate for the capitalization appropriate for corporate bonds with high rankings as aforesaid, as of December 31, 2016, is 3.36% per year.

Amounts recognized in profit or loss and in other comprehensive income in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 6
	NIS	NIS	US Dollars

Current service cost	904	790	235
Interest cost	148	123	38
Expected return on the plan assets	(130)	(108)	(34)
Employer contribution	(939)	(830)	(244)
Interest losses on severance payment allocated to remuneration benefits	28	21	7
Actuarial losses (gains) recognized in the year	(3)	-	(1)
Actuarial gains arising from experience adjustments	192	150	50
Actuarial losses arising from changes in financial assumptions	121	(11)	32
Benefit paid during the year	(151)	(92)	(39)
	170	43	44

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11    -   EMPLOYEE BENEFITS (Cont.)

C.	Defined benefit plans:

Changes in the present value of the defined benefit obligation in the current period were as follows:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 6
	NIS	NIS	US Dollars

Opening defined benefit obligation	4,357	3,800	1,133
Current service cost	904	789	235
Interest cost	148	123	38
Actuarial gains	(3)	-	(1)
Actuarial losses arising from experience adjustments	(36)	(13)	(9)
Actuarial gains arising from changes in financial assumptions	192	150	50
Benefits paid	(814)	(492)	(212)
Closing defined benefit obligation	4,748	4,357	1,234

Changes in the fair value of the defined benefit assets in the current period were as follows:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 6
	NIS	NIS	US Dollars

Opening defined benefit assets	3,678	3,165	957
Expected return on the plan assets	130	108	34
Changes in financial assumptions	(156)	(2)	(41)
Employer contribution	939	830	244
Benefits paid	(663)	(402)	(172)
Interest losses on severance payment allocated to remuneration benefits	(29)	(21)	(8)
Closing defined benefit assets	3,899	3,678	1,014

Adaption of the current value of defined benefit plan liability and the fair value of the plan's assets to the assets and liabilities recognized in the Balance Sheets:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 6
	NIS	NIS	US Dollars

Present value of funded liability	4,748	4,357	1,235
Fair value of plan assets - accumulated deposit in executive insurance	3,899	3,678	1,014
Net liability deriving from defined benefit obligation	849	679	221

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11    -   EMPLOYEE BENEFITS (Cont.)

C.	Defined benefit plans: (Cont.)

Actual return on the plan's assets and compensation rights:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 6
	NIS	NIS	US Dollars

Actual return on plan's assets	131	108	34

Sensitivity analyzes principal actuarial assumptions:

The sensitivity analyzes below have been determined based on reasonably possible changes in actuarial assumptions at the end of the reporting period. Sensitivity analysis does not account for any existing interdependence between assumptions:

If the discount rate was increased (decreased) by 0.5%, the defined benefit obligation would have increased / decreased by NIS 212 thousand (Us Dollars 55 thousand).

If the rate hikes expected salaries would have increased (small) by 0.5%, the defined benefit obligation would have increased / decreased by NIS 142 thousand (Us Dollars 37 thousand).

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

The balance of the Group's vacation provision is in accordance with the leave entitlement of each individual employee, according to his individual agreement with the company to which the employee belongs and in accordance with the employee's salary.  The balance of the Group's vacation provision for December 31, 2016, as NIS 457 thousands (NIS 365 thousands, as of December 31, 2015).

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 12    -   INCOME TAXES

A.	Composition:

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
	NIS	NIS	NIS	US Dollars
Current taxes:
Current taxes	4,067	5,745	8,154	1,057
Taxes in respect of prior years	-	(69)	36	-
	4,067	5,676	8,190	1,057

Deferred taxes:
Deferred taxes from continued operations	1,260	(3,110)	(1,004)	327

	5,327	2,566	7,186	1,384

B.	Reconciliation of the statutory tax rate to the effective tax rate:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
	NIS	NIS	NIS	US Dollars

Income before Income taxes	16,179	9,410	26,040	4,208
Statutory tax rate	25%	26.5%	26.5%	25%
Tax computed by statutory tax rate	4,044	2,494	6,901	1,052

Tax increments (savings) due to:
Non-deductible expenses	70	29	63	18
Tax exempt Income	(33)	(98)	(73)	(9)
Profit or loss for tax for which deferred taxes were not provided	1,198	-	-	321
changes in tax rates	88	-	-	23
Temporary differences for which deferred taxes were not provided	-	170	(43)	-
Differences in the definition of capital and non-monetary items for tax purposes and financial reporting purposes	-	-	265	-
Previous year taxes	-	(69)	36	-
Other	(40)	40	37	(10)
	5,327	2,566	7,186	1,385

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 12    -   INCOME TAXES (Cont.)

C.	Deferred Taxes:

		Recognized
	January	in profit or	December	December
	1, 2016	loss	31, 2016	31, 2016
	NIS	NIS	NIS	US Dollars
Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	(88)	155	67	17
Employees benefits	283	69	352	92
Allowance for doubtful accounts	913	(397)	516	134
	1,108	(173)	935	243
Carry forward tax losses	2,507	(1,088)	1,419	369
	3,615	(1,261)	2,354	612

		Recognized
	January	in profit or	December	December
	1, 2015	loss	31, 2015	31, 2015
	NIS	NIS	NIS	US Dollars
Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	23	(111)	(88)	(23)
Employees benefits	317	(34)	283	73
Allowance for doubtful accounts	12	901	913	234
	352	756	1,108	284
Carry forward tax losses	153	2,354	2,507	642
	505	3,110	3,615	926

Deferred taxes were computed at rates of 24%.

D.	Additional Information

(1)
The company and the consolidated companies have not yet been issued final tax assessments as of the date of their establishment. In accordance with the provisions of Section 145 of the Income Tax Ordinance, assessments up through and including 2012 are considered final, subject to certain restrictions.

(2)
On July 30, 2013, the "Arrangements Law" (hereinafter - the "Law") passed in its third reading in the Knesset, and it was published in the Official Gazette on August 5, 2013. The provisions of the Law that are relevant to the Company involve an increase in the corporate tax, starting from the 2014 tax year, to a rate of 26.5%. As of December 31, 2015, deferred tax assets, which are calculated according to corporate tax, were calculated in accordance with the Law.

(3)
At the beginning of January, 2016, the Law to Amend the Income Tax Ordinance was published, which sets forth that the corporate tax rate will be reduced to a rate of 25% (instead of 26.5%). The new corporate tax rate will apply to income derived or accrued after January 1, 2016.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
NOTE 12    -   INCOME TAXES (Cont.)

D.	Additional Information (cont.)

(4)
On December, 2016, the Economic Efficiency Law (Legislative Amendments to Implement the Economic Policy for Budget Years 2017 and 2018), 5776-2016 was approved, including a further reduction of the corporate tax rate as from January 1, 2017, to a rate of 24% (instead of 25%) and as from January 1, 2018, to a rate of 23%.

Deferred tax balances as of December 31, 2016 were calculated based on the updated tax rates. Following this change in tax rate, a further reduction of NIS 88 thousands occurred in the deferred tax asset balance.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13    -   COMMITMENTS AND CONTINGENT LIABILITIES

A.	Commitments:

(1)
The Company has agreed to pay to certain of the customers in the private sector incentives calculated as a fixed percentage of the annual sales to such customer. The incentives also include penetration discounts for sales of our new products, shelves stocking fees and payments for participation in product advertisements. The extent of such incentives calculated as a percentage of the annual sales turnover of each relevant customer (depending on the agreement with each customer) and are usually awarded as part of a written annual framework agreement.

(2)
In August 21, 2014, the general meeting of The Company approved (after approval was received from the compensation committee and the board of directors of The Company, as required by law) a three year extension of the Management Service Agreements that was signed with the companies controlled by each of Messrs. Joseph and Zwi Williger.

Further to the recommendation of the compensation committee and the board of directors of The Company during their meetings on November 10, 2015 and November 12, 2015, respectively, on November 15, 2015, after receiving the recommendation of the audit committee of the Company at its meeting on November 12, 2015, the Company's board of directors approved the terms of the Termination agreement between The Company and the management companies which settled the termination of the existing Management Service Agreements between the companies owned by Messrs. Zwi Williger and Joseph Williger and between The Company. (the "Termination Agreement"). The Termination Agreement's taking effect was conditioned on the approval of a portion of the Termination terms regulated by the Termination Agreement which were not previously approved in the framework of the approval of the Existing Management Service Agreements by the general meeting of the shareholders of The Company, by a special majority.

The Termination Agreement stipulated that the Management Service  Agreements which had been in effect with the Management Companies will terminate after a prior notice period of 180 days from the date of the resolution of the meeting of The Company Board of Directors (November 12, 2015) (the "Prior Notice Period"), during the course of which and in any case, at least until January 15, 2016, Mr. Zwi Williger and Mr. Joseph Williger will continue to manage the core business of The Company by means of the Management Companies, and will serve as joint presidents of The Company. Within 3 business days from the date of approval by the general meeting of shareholders of The Company, Mr. Zwi Williger and Mr. Joseph Williger would resign from all of their positions in the Company, in The Company and the other companies in the group, including from their positions as directors in the group.

In the framework of the Termination Agreement, provisions were established according to which, inter alia: 1) Mr. Zwi Williger and Mr. Joseph Williger undertook not to compete, whether directly or indirectly, for a period of 12 months from the end of the Prior Notice Period, subject to exceptions as stipulated in the Termination Agreement; 2) subject to full and timely fulfillment of all of The Company's undertakings under the Termination Agreement, Mr. Zwi Williger and Mr. Joseph Williger and the Management Companies all fully and irrevocably waive and release The Company and its shareholders (including its controlling shareholders), subsidiaries, related companies, as well as any of their agents, from any claim and/or lawsuit and/or demand, known or unknown, which they have and/or will have, directly or indirectly (hereinafter: "Claims" against any of the aforementioned entities, including in connection with the agreement for acquisition of control in the Company by the Company's controlling shareholder, B.S.D., which was signed on March 2, 2015, all subject to exceptions as stipulated in the Termination Agreement; 3) subject to the complete and timely fulfillment of all of Mr. Zwi Williger's and Mr. Joseph Williger's undertakings.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13    -   COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

A.	Commitments: (Cont.)

(1)	(Cont.)

Mr. Joseph Williger's undertakings as well as those by the Management Companies under the Termination Agreement and subject to all laws, including the provisions of the Companies Law and to the Securities Law, The Company irrevocably and completely waives and releases Mr. Zwi Williger and Mr. Joseph Williger and to the Management

Companies from any Claims, existing and/or which shall exist in the future by The Company, directly or by means of the Company and/or their subsidiaries, against any or all of Mr. Zwi Williger and Mr. Joseph Williger and/or the Management Companies, all subject to exceptions as stipulated in the Termination Agreement; 4) The Company will take out "run off" insurance policies for Mr. Zwi Williger and Mr. Joseph Williger.

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

On November 26, 2015, the Company's board of directors voted in favor of approving resolutions which were on the agenda of the extraordinary general meeting of The Company, which included approval of the Termination Agreement. On January 13, 2016, the Company shareholders' meeting approved the Termination Agreement, and on January 20, 2016, The Company board of directors decided to immediately terminate the management services provided to the Company by Messrs. Zwi and Joseph Williger in their positions as copresidents of The Company, in accordance with the Termination Agreement. As of the date of the publication of the statements, Messrs. Zwi and Joseph Williger do not fill any position in the Company, at The Company, or any of the companies in the Group.

(2)
On April 1, 1997 the Company entered into an agreement to provide the Parent Company administrative services pursuant to which the Company may provide office facilities leased by the Parent Company for a monthly fee of NIS 4,500 to be adjusted annually for changes in the Israeli CPI, which is NIS 6,993 (US Dollars 1,818) per month as of December 31, 2016.

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

(3)
The Company does not generally enter into written agency or other agreements with its suppliers. However, the Company has written agreements with 24 foreign suppliers that confirm the exclusive appointment of the Company as the sole agent and/or distributor of such suppliers either with respect to a specific product or with respect to a line of products, within the State of Israel.

(4)
The Company signed distribution agreements with distributors that distribute the Company's products all over Israel for a commission that range 7% to 10% of the distributor sales, depending on the product. The Company has no commitment to any of those distributors for ongoing relationship.

B.  Contingent liabilities:

(1)
In December 2013, December 2014 and April 2016 the Company was served with 3 lawsuits and motions to certify them as class action lawsuits in accordance with Israel's Class Action Claims Law, 5766 - 2006, whose subject matter and cause of action, according to what is claimed, is the improper marketing of products which the Company imports and sells in a manner which allegedly misleads the consumer public. The class which the petitioning plaintiffs wish to represent is every resident of Israel who purchased the above Company products. The amount of the lawsuits, if successful, is estimated by the plaintiffs in the amount of approximately NIS 40 million. As for the date of the report, the Court approved the plaintiffs' withdrawal in those cases, in immaterial amounts.

(2)
On November 14, 2016, Green Cola Hellas S.A. (in this section - the “Plaintiff”) filed a claim against Company in the Magistrates Court of Kfar Saba as a summary proceeding. The claim alleges breach of contract by Company, in that, according to the Plaintiff, Company failed to pay consideration for products provided to it by the Plaintiff. The sum of the claim is for NIS 201,025. On March 2, 2017, the court accepted Company’s motion to transfer the matter from an expedited proceeding to an ordinary case proceding. As of the date of this report, the matter is scheduled for a court hearing on September 13, 2017.

(3)
In August 2014, the Ashdod Customs Office sent our subsidiary Gold Frost Ltd. ("Gold Frost") a charge notice claiming that goods imported by Gold Frost were improperly classified (hereinafter in this subsection - the "Charge Notice"). The customs amount demanded in the Charge Notice was approximately NIS 1.9 million. During the course of 2014, the Customs Office provided Gold Frost with a laboratory report on which it based the shortfall notice. After examination by Gold Frost, it was discovered that there was no error by Gold Frost in the classification of the goods which were the subject of the Charge Notice, and the Customs Office was petitioned to immediately cancel the Charge Notice.

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

Composition:

	Ordinary shares
	of NIS 0.1 par value each
	December 31
	2 0 1 6	2 0 1 5

Authorized share capital	50,000,000	50,000,000

Issued and outstanding	13,240,913	13,240,913

(1)
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

During the course of June 2015, 396,839 ordinary shares of NIS 0.1 par value each of The Company were purchased by the Parent Company in consideration of the sum of approximately NIS 8,751. As of the date of the statements, the Parent Company holds 8,177,453 ordinary shares of The Company, constituting approximately 61.76% of its issued and outstanding share capital and the voting rights therein.

During the course of the second and third quarter of 2016 23,089 ordinary shares of NIS 0.1 par value each of The Company were purchased by the Parent Company in consideration of the sum of approximately NIS 408,000. As of the date of the statements, the Parent Company holds 8,200,542 ordinary shares of The Company, constituting approximately 61.93% of its issued and outstanding share capital and the voting rights therein

(2)
On March 4, 2015 and March 11, 2015, Mr. Zwi Williger and Mr. Joseph Williger, respectively, each exercised options to purchase 66,667 Ordinary Shares from the Company at $6.50 per share.  Pursuant to a put option granted to Messrs. Zwi and Joseph Williger and the Williger Management Companies as part of the terms of the Parent Company Controlling Stake Purchase Agreement (see Note 25B), each sold 66,667 Ordinary Shares to BSD on March 24, 2015 for a price of $12 per share.

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

A.  Options plans:

November 2013 series.

On November 20, 2013, the Company granted 200,000 options under terms identical to those of the 2013 Plan, to each of Messrs. Williger (hereinafter, jointly: the "Offerees"). During the course of 2015, each of the offerees exercised the vested options for shares of The Company (the "Exercise Shares") and also sold the exercise shares based on the "Put" option granted to each of the offerees as part of the control acquisition agreement of the Parent Company by BSD Crown Ltd (see Note 25B), in relation to their holdings in The Company as of the date of said agreement, including shares which they received from exercising said options (the "Put Option"), on the dates and in the amounts specified below:

On November 28, 2013, after receiving the approval of the compensation committee and Board of Directors of The Company, the general meeting of The Company approved an employee option plan (in this paragraph: the "2013 Plan") in which The Company will grant, pursuant to the provisions of Section 102 of the Income Tax Ordinance under the earned income track, 100,000 nonnegotiable Company options to officers of The Company and to employees of the subsidiaries (hereinafter in this Section, the "Offeree Employees").  Every option is exercisable for one ordinary share of The Company of NIS 0.1 par value each. According to the 2013 Plan, the options will be granted to offeree employees for no consideration. The exercise price of each exercise share underlying the option is USD 6.5, subject to various adjustments such as in cases of distribution of bonus shares, rights issue, distribution of a dividend, etc. For additional information, see note 23D.

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

B.  The accounting for share-based compensation:

November 2013 series.

The accounting for share-based compensation is as follows: The Company initiated and approved the grant. In accordance with IFRS 2 the options fair value determined at the date of grant is recognized over the vesting period of each trench.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16    -   SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

A.	Revenues:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
	NIS	NIS	NIS	US Dollars

Sale of products	294,202	312,514	328,741	76,515

B.	Cost of sales:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
	NIS	NIS	NIS	US Dollars

Purchases	220,088	209,577	241,186	57,241
Transportation	1,523	1,603	1,714	396
Depreciation and amortization	2,287	2,203	1,958	595
Maintenance	3,881	3,858	4,364	1,009
Other costs and expenses	1,278	2,107	1,565	333
	229,057	219,348	250,787	59,574
Change in finished goods	(11,472)	18,104	(1,651)	(2,984)
	217,585	237,452	249,136	56,590

C.	Selling expenses:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	12,969	12,532	12,146	3,373
Transportation and maintenance	9,555	10,601	10,413	2,485
Vehicles	3,833	3,989	4,610	997
Advertising and promotion	6,694	4,238	7,040	1,741
Depreciation and amortization	821	963	1,204	213
Others	5,533	4,971	4,283	1,439
	39,405	37,294	39,696	10,248

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16    -   SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Cont.)

D.  General and administrative expenses:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	9,126	22,062	12,471	2,373
Salary expenses relating Stock Incentive Plan	-	152	2,124	-
Office maintenance	1,106	1,149	1,059	288
Professional fees	3,230	3,922	1,653	840
Vehicles	602	415	498	157
Depreciation and amortization	652	558	472	169
Bad and doubtful debts	(1,292)	3,402	18	(336)
Communication	116	135	168	30
Other	1,037	1,131	768	270
	14,577	32,926	19,231	3,791

E.  Employees benefit costs:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
	NIS	NIS	NIS	US Dollars

Payroll (without payment to related parties)	19,184	18,061	15,483	4,989
	19,184	18,061	15,483	4,989

F.  Depreciation and amortization:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
	NIS	NIS	NIS	US Dollars

Depreciation of fixed assets (see note 6)	3,762	3,807	3,634	978

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 17    -   OTHER INCOME

Composition:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
	NIS	NIS	NIS	US Dollars

Operation Protective Edge	-	1,961	2,792	-
Capital gain on fixed assets realization	112	121	147	30
Other	-	-	4	-
	112	2,082	2,943	30

During the course of September 2014, The Company and its subsidiary "Gold Frost Ltd". filed on approximately NIS 6 million claim with respect to indirect damages which they incurred following Operation "Protective Edge, according to the Property Tax and Compensation Fund Regulations, 5774 - 2014. On December 21, 2014, The Company and the Property Tax and Compensation Fund Director signed a settlement agreement for the sum of NIS 2.8 million without either party waiving their claims and/or accepting the other side's claims. The amount was received in full during the course of January 2015. During the course of January 2015, Gold Frost received the sum of approximately NIS 1.3 million and in June 2015, an additional sum of approximately NIS 1 million, as an advanced payment on account of the compensation. On July 20, 2015, Gold Frost and the Property Tax and Compensation Fund Director signed a settlement agreement for the sum of approximately NIS 2 million, without either party waiving their claims and/or accepting the other side's claims. As a result of this, during the course of July 2015, Gold Frost reimbursed the Property Tax Administration the excess amount from the advance payment which it received, in addition to linkage differentials and interest.

NOTE 18    -   FINANCE INCOME AND EXPENSES

A.	Financing Income:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
	NIS	NIS	NIS	US Dollars
Interest Income:
Short-term bank deposits	333	957	291	87
Interest Income of debentures held for trading	1,791	1,901	1,293	466
Other	(11)	(74)	171	(3)
Total interest Income	2,113	2,784	1,755	550
Other:
Changes in fair value of financial assets at fair values	1,924	186	(1,995)	500
Loss from non-tradable financial assets (see note 25H).	(7,734)	-	-	(2,011)
Foreign currency differences	-	13	2,745	-
Dividends	272	380	289	71
Total financing Income	(3,425)	3,363	2,794	(890)

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 18    -   FINANCE INCOME AND EXPENSES (Cont.)

B.	Financing expenses:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
	NIS	NIS	NIS	US Dollars
Other:
Foreign currency differences	2,222	627	-	578
Bank fees	449	351	333	117
Management fees for investment houses	300	-	-	78
Other	172	-	42	45

Total financing costs	3,143	978	375	817

NOTE 19    -   EARNING PER SHARE

Composition:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
	NIS	NIS	NIS	US Dollars
A. Basic earnings per share:
Earnings used in the calculation of basic earnings per share to equity holders of the parent	10,852	6,844	18,854	2,823

B. Diluted earnings per share:

Profit used to compute diluted earnings per share from continuing operations	10,852	6,844	18,854	2,823

Weighted average number of shares used in computing basic earnings per share from continuing operations	13,107,579	13,090,729	12,974,245	13,107,579
Weighted average number of shares used in computing diluted earnings per share from continuing operations	13,107,579	13,090,729	12,974,245	13,107,579

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20    -   FINANCIAL INSTRUMENTS

A.	Significant accounting policies:

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which Income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

B.	Categories of financial instruments:

	As of December 31,
	2 0 1 6	2 0 1 5	2 0 1 6
	NIS	NIS	US Dollars
Financial assets
Financial assets at fair value through profit or loss	104,921	145,007	27,288
Cash and cash equivalents	129,577	79,421	33,700
Short term deposit	-	20,288	-

	234,498	244,716	60,988

Financial liabilities
Short term bank credit	-	16	-

	-	16	-

C.	Objectives of managing financial risks:

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

The carrying amount of the investments exposed to price risks of shares, certificate of participation in mutual fund and bonds is NIS 104,921 thousands (US Dollars 27,288 thousands).

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

	2 0 1 6	2 0 1 5
	NIS	NIS

Profit or loss	2,728	14,007

F.	Credit risk:

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

Aging of impaired trade receivables are 89 days and in the year 2016 (86 days in the year 2015).

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20    -   FINANCIAL INSTRUMENTS (Cont.):

G.	Liquidity risk management: (Cont.):

(1)	Financial liabilities that do not constitute derivate financial instruments

Maturity profile of outstanding financial liabilities consists of:

	December 31,
	2 0 1 6	2 0 1 5	2 0 1 6
	NIS	NIS	US Dollars
Interest free:
Short term bank debt	-	16	-

(2)	Non derivatives financial instruments

The following table presents the Group's maturity profile for its non-derivatives financial instruments based on their contractual maturity. These financial instruments include interest relating to these assets, except for cases when the Group anticipates that the cash flow will occur on a different period.

	1 month	1-3 Months	4-12 Months	1-5 Years	More then5 Years	Total
	NIS	NIS	NIS	NIS	NIS	NIS

2016
Financial instruments which bear interest	272	1,683	2,583	29,580	24,346	58,464
Financial instruments which do not bear interest	176,651	-	-	-	-	176,651
	176,923	1,683	2,583	29,580	24,346	235,115

2015
Financial instruments which bear interest	20,907	820	20,984	25,897	24,921	93,529
Financial instruments which do not bear interest	164,653	-	-	-	-	164,653
	185,560	820	20,984	25,897	24,921	258,182

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20    -   FINANCIAL INSTRUMENTS (Cont.):

G.	Liquidity risk management: (Cont.):

(2)	Non derivatives financial instruments (Cont.):

The Financial instruments in the non-derivatives financial instruments consist of:

	December 31,
	2 0 1 6	2 0 1 5	2 0 1 6
	NIS	NIS	US Dollars

Cash and cash equivalents	129,577	79,421	33,700
Financial assets at fair value through profit or loss	104,921	145,007	27,288
Short term deposit	-	20,288	-

	234,498	244,716	60,988

H.	Exchange rate risk:

The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at reporting date are as follows:

	Assets		Liabilities
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5
	NIS	NIS	NIS	NIS

US Dollars	43,263	50,775	1,387	1,445

EUR	57,805	11,802	6,071	3,257

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20    -   FINANCIAL INSTRUMENTS (Cont.):

H. Exchange rate risk: (Cont.):

	US Dollars Impact	EUR Impact
	2 0 1 6	2 0 1 6
	NIS	NIS

Profit or loss	4,187	5,173

	US Dollars Impact	EUR Impact
	2 0 1 5	2 0 1 5
	NIS	NIS

Profit or loss	4,933	855

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

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
financial assets 'at fair value through profit or loss' (FVTPL)
Marketable securities and derivatives	104,921	-	-	104,921

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
financial assets 'at fair value through profit or loss' (FVTPL)
Marketable securities and derivatives	145,007	-	-	145,007

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 21    -   OTHER FINANCIAL ASSETS AND LIABILITIES

From time to time the Group takes action to hedge against changes in exchange rate. Below are the open positions as of December 31, 2016:

 Other financial assets and liabilities:
		Current liabilities
		December 31,
	Exchange	2 0 1 6		2 0 1 6	2 0 1 6
	rate	Cost Value NIS	fair value NIS	NIS	US Dollars
Derivatives designated as hedges:
Forward contracts in US Dollars	3.85-3.902	2,890	35	-	9
Total		2,890	35	-	9

NOTE 22    -   SEGMENT INFORMATION

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 22    -   SEGMENT INFORMATION (Cont.)

B.	Revenues from the main customers of the Import segment:

The following is an analysis of the Group's customers who represent more than 10% of the total sales:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
	NIS	NIS	NIS	US Dollars

Customer A	46,171	57,161	56,404	12,008

C.  Revenues from the principal products of the Import segment:

Revenues from major groups of products that contributed 10% or more to the Group's total revenues in 2014-2016 are as follows:

	Year ended December 31,
	2 0 1 6		2 0 1 5		2 0 1 4	2 0 1 6
	NIS		NIS		NIS	US Dollars

Canned Vegetables and Pickles	41,991		41,161		57,433	10,920

Dairy and Dairy Substitute Products	108,250		100,321		82,899	28,153

Dried fruit, nuts and beans	-(*	)	-(*	)	41,077	-(*	)

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

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

A.  Transactions with Related Parties:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
	NIS	NIS	NIS	US Dollars

Sales of goods to the Parent Company	208	265	330	54

Participation in expenses with Parent Company	296	301	306	77

Management fees	1,609	8,428	3,474	418

Bonus	1,210	7,340	3,094	315

Share-based payment	-	152	2,124	-

Car expenses	90	1,016	443	23

B.  Balances with Related Parties:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 6
	NIS	NIS	US Dollars

Due to officers	42	-	11

Parent Company	361	456	94

C.  Management Service Agreements:

For information regarding Management Services Agreements with Mr. Zwi Williger, the former Chairman of the Board of Directors of the Company, and Mr. Joseph Williger, a former director and the former President of the Company, through Williger Management Companies, see note 13A, "Commitments and Contingent liabilities".

D.  Equity Compensation:

On November 28, 2013, after receiving the approval of the compensation committee and Board of Directors of the Company, the general meeting of The Company approved an employee option plan (in this paragraph: the "2013 Plan") in which The Company will grant, pursuant to the provisions of Section 102 of the Income Tax Ordinance under the earned income track, 100,000 nonnegotiable Company options to officers of The Company and to employees of the subsidiaries.  Every option is exercisable for one ordinary share of The Company of NIS 0.1 par value each. According to the 2013 Plan, the options will be allocated to offeree employees for no consideration. The exercise price of each exercise share underlying the option is USD 6.5, subject to various adjustments such as in cases of distribution of bonus shares, rights issue, distribution of a dividend, etc.  According to the plan, each of the offeree employees is entitled to incrementally exercise the options, in consideration of payment of the Aforementioned exercise price, in three equal portions, as follows:

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23    -   RELATED PARTIES (Cont.)

D.  Equity Compensation: (Cont.)

(A)
One third (1/3) - as of the end of 12 months from the date of the allocation of the option statements (hereinafter in this section - the "Effective Date") and until the end of 36 months from the Effective Date.

(B)	One third (1/3) - as of the end of 24 months from the Effective Date and until the end of 48 months from the Effective Date.
(C)	One third (1/3) - as of the end of 36 months from the Effective Date and until the end of 60 months from the Effective Date.

The offeree employees' right to exercise the options and receive the exercise shares on the aforementioned entitlement dates is conditioned on offeree employees being employed by the relevant company on the relevant entitlement dates, according to what is stated in the plan. Options which were not exercised by the deadline for each portion - will lapse.

In the framework of the 2013 Plan, 30,000 options were granted to Gil Hochboim (previously, CEO and CFO of the Company). As of the date of the publication of this statement, 30,000 options under the 2013 options plan remain which have not yet been exercised for shares of The Company, which - assuming full dilution, constitute approximately 0.23% of The Company's issued and outstanding share capital.

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

On March 4, 2015 and March 11, 2015, each of the offerees exercised 66,667 options in The Company, which were issued to them without consideration, for 66,667 ordinary shares of par value NIS 0.1 each in The Company (hereinafter in this subsection: the "Exercise Shares"). In consideration of the exercise shares, each of the offerees paid The Company the sum of USD 433,000, which reflects the exercise price of USD 6.5 for each exercise share.

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

As of December 31, 2016, all of the options granted to Messrs. Zwi and Joseph Williger were exercised or cancelled.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24    -   GUARANTEES AND PLEDGES

The Company's liabilities to banks with respect to overdrafts, on-call loans, documentary credit, and bank guaranteed supplier credit for December 31, 2016, is in the sum of NIS 6,521 thousands (NIS 16,214 thousand as of the end of 2015) for importation of food products are guaranteed by floating charges [pledges] on the share capital, goodwill, and property of the Company, as well as the insurance rights.

Secured liabilities of the Group:

	As of December 31,
	2 0 1 6	2 0 1 5	2 0 1 6
	NIS	NIS	US Dollars
	(in thousands)

Bank letters of credit	1,580	16,214	411
Bank overdraft	-	16	-
	1,580	16,230	411

NOTE 25    -   SAGNIFICANT EVENTS DURING THE REPORTING PERIOD

A.	The Group, through Goldfrost, has an agreement with Arla, under which it is the exclusive agent and distributor of Arla in Israel with respect to certain products (the "Distribution Agreement").

On June 14, 2016, Goldfrost and Arla announced an extension of the term of the Distribution Agreement for a period of 15 months, beginning in June, 2016 (the "Revised Distribution Agreement").
In accordance with the Revised Distribution Agreement, Arla will be allowed to end the contract in certain cases, including if Goldfrost did not meet the quota of minimum purchases, or if the parties did not reach agreement on the quotas for minimum purchases, with advance notice of three months; it may also terminate the contract with advance notice of 30 business days in the event that Mr. Iram Greiber, CEO and chairman of Willi-Food, ceases, for whatever reason, to be involved in the Group's operations, or if there was a change in the control of Goldfrost or the Group.

On January 3, 2017, Goldfrost and Arla announced the extension of the Distribution Agreement period for a further period beginning on December 29, 2016 and ending on December 31, 2017, under terms identical to the previous Distribution Agreement signed in June, 2016.

B.
On March 2, 2014, Mr. Zwi Williger and Mr. Joseph Williger (together, the "Sellers"), the controlling shareholders of the Parent Company, our controlling shareholder, signed an agreement with BSD Crown Ltd. (f/k/a Emblaze Ltd.), a company listed on the London Stock Exchange ("BSD") (the "BSD Agreement"), to sell their controlling stake in the Parent Company (approximately 58.04% of outstanding shares) to BSD (the "BSD Transaction"). Pursuant to a special tender offer to shareholders on May 1, 2014, BSD acquired shares carrying 5% of the voting rights in the Parent Company.

C.
On May 4, 2014, BSD completed its acquisition of 8,200,371 ordinary shares from the Sellers and other the Parent Company shareholders who participated in the tender offer. The ordinary shares of the Parent Company acquired by BSD represented 61.64% of the outstanding ordinary shares of the Parent Company and 62.19% of its voting rights. As of December 31, 2016 BSD is the controlling shareholder in the parent Company on account of its holding 8,200,371 ordinary shares of the parent Company, representing some 61.64% of the issued and paid-up capital of the parent Company, and some 62.19% of the voting rights therein.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25    -   SAGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

C.  (Cont.)

In addition to the shares transferred to BSD at closing of the BSD Transaction, at closing the Sellers also held shares and employee options in relation to approximately 6.8% of the shares of the Company on a fully diluted basis (the "Company Put Option Shares"). As part of the BSD Agreement, the sellers granted to BSD irrevocable proxies with respect to these holdings under which BSD is entitled to vote such shares at any of the Company's general meetings of shareholders.  In addition, BSD granted the Sellers a put option to sell all or some of such shares as vested from time to time (the "Company Put Option") exercisable for a period of four years (commencing after eleven months of signing the BSD Agreement) under the terms described in the agreement. The Company Put Option relates to the Company Put Option Shares less any shares sold by the Sellers between the date of completion of the BSD Transaction and exercise of the Company Put Option.

D.
On July 15, 2015, Mr. Gregory Gurtovoy purchased from Mr. Alexander Granovsky and the Stichting Chabad Charity Foundation in Holland all of their holdings in Israel 18 BV, which is the indirect controlling shareholder of the Company ("Israel 18" and the "Transaction," respectively). Mr. Gurtovoy holds some 95% of the issued and paid up share capital of Israel 18. After the transaction, and as of that date, Mr. Gurtovoy holds preferred shares in Israel 18, representing approximately 90% of the voting rights in Israel 18 and granting him the right to appoint the directors in Israel 18, as well as ordinary shares in Israel 18, comprising about 9.5 % of voting rights in Israel 18 and some 95% of the issued and paid up capital of Israel 18. Mr. Yossi Schneorson, former director in the parent Company and on the board of BSD, holds about 4.95% of the capital rights in Israel 18.

On February 28, 2016, the trustee and Naftali Shani (the "Movants" or "Beneficiaries"), filed an originating motion with the Economic Department at the Tel Aviv Court against the directors serving in BGI (the "Respondents"), in which it demanded 3 declaratory measures. Firstly, that the special shareholders' meeting of BGI held on February 17, 2016, as described above, was lawfully convened. Secondly, that the resolutions adopted regarding the change in composition of the board of directors were lawfully adopted. And thirdly, that the directors elected at the meeting in question (along with the serving external director) constitute the board of directors of BGI (collectively the "Originating Motion" or "Motion"). Simultaneously with the filing of the Originating Motion, the Movants moved for an urgent hearing on the Originating Motion.

On May 8, 2016, Israel 18, the controlling shareholder of the Company, entered into a settlement agreement that was given the force of a judgment by the court, wherein was determined a payment schedule under which Israel 18 is required to repay its debt to the Movants. It was further established that, to the extent that Israel 18 does not meet said payment schedule, Adv. Yosef Shem Tov will work to sell the surety shares or sell them in any way possible, subject to any additional schedule framework established. On August 18, 2016, Israel 18 announced the termination of the settlement agreement and the frustration of the agreement, on the grounds that the Respondents had acted to reduce the compensation that could have been received upon selling the surety shares.

Later that day, pursuant to Adv. Shem Tov's inquiry in connection with the sale process for the shares in Israel 18 resulting from its failure to comply with the payment schedule determined by the court, the court reached a decision whereby a temporary injunction was issued against the dispossession of the surety shares, to allow additional parties to submit their responses to the motion until August 22, 2016. Following a continuance, the hearing for the pricing was scheduled for September 27, 2016.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25    -   SAGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

D.  (Cont.)

On September 28, 2016, the court approved the loan agreement ("Loan Agreement") between Taaman Food Marketing Ltd. ("Taaman") and Israel 18, with which Israel 18 repaid its debt to the Movants. The surety shares are held in trust for Taaman and Israel 18 by Adv. Kobi Amster (the "Trustee"). On September 29, 2016, Israel 18 notified BGI of the engagement in a memorandum of understanding (the "MOU") with Taaman for cooperation between them with respect to the control of the Group companies, in equal parts, as set out in the MOU. The MOU was subject to approval by the antitrust commissioner.

On January 15, 2017 BGI announced that it entered into an agreement to sell BSD's shares (the "Agreement") with Mr. Mordechai Peretz (the "Purchaser"). In accordance with what was determined in the BGI Agreement, subject to the preconditions, 50% of its holdings in BSD would be sold, and it would exercise the right of first refusal BGI had after Israel 18 pledged its direct holdings in BSD to third parties. On January 31, 2017, BGI informed the Purchaser that the preconditions had been met, and of BGI's intention to exercise its refusal right.

Following the Agreement detailed above, Taaman claimed that Israel 18 and BGI breached the undertaking towards them. BGI filed an originating motion and motion for injunctive relief (the "Proceeding") with the Economic Department of the Tel Aviv District Court, wherein BGI moved to rule that the shareholder agreement, including the right of refusal afforded BGI with respect to the sale of BSD shares owned by Israel 18. was decided in order to allow BGI and the Purchaser to exercise the right of first refusal, through financing to be extended to it by the Purchaser, as set out in the purchase agreement; and, accordingly, that the agreements signed between Israel 18 and Taaman (the Loan Agreement and the MOU concerning the joint control of the Company by these parties) would expire, subject to the fulfillment of the agreements that received force of judgment, as detailed below:

(1) Israel 18 will repay the debt from the Loan Agreement by transferring funds to the account of the Trustee over the Loan Agreement, Adv. Yaakov Amster, who was appointed Trustee by the court (the "Trustee"), along with interest at the rate of 10% annually, calculated from the date of the loan and until the payment date, i.e. until March 7, 2017. This date was postponed by ten business days. (2) If the payment stated in Section 1, above, is not made on time, the court will dismiss BGI's claim with respect to the exercise of the refusal right and erase the remainder of the claim, as filed by BGI. In this case, the court will grant expenses in favor of Taaman and the Trustee after hearing the parties' positions. (3) In addition, Israel 18 will pay Taaman, by transfer to the Trustee's account, agreed compensation on the order of US $500 thousand, to be paid on the same date set out in Section 1, above. (4) If the payment noted in Section 3, above, is not made on time, Israel 18 will be charged additional agreed compensation on the order of US $250 thousand. (5) Until the execution of all of the payments detailed above, the parties must reach an arrangement with BSD with regards to the removal of the attachment levied in favor of BSD pursuant to the claim BGI filed, as detailed in the immediate report published by BGI on August 21, 2016, over the assets of Israel 18, including the shares of BSD held by the Trustee, with respect to which BGI moved to exercise the right of refusal afforded it in its shareholder agreement.  (6) Subject to full payment, as detailed above, the Trustee will transfer the BSD shares that the refusal right concerns, in accordance with the arrangement with BSD, notice of which will be provided to the court.  (7) It should be clarified that the above agreements, which were given the force of a judgment, constitute consent on the part of Israel 18 to the exercise of the right of refusal with respect to the specific Transaction conducted between Israel 18 and Taaman.

On March 1, BGI announced that even though approvals required to carry out the Agreement had been obtained, the Purchaser failed to comply with the payment schedule as set out in the Agreement, and that BGI was acting to fully exhaust its rights in connection with the enforcement of the Agreement and the transfer of full payment, as stipulated in the Agreement. As a result, Taaman moved to transfer all of the pledged shares held by the Trustee to it.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25    -   SAGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

D.  (Cont.)

Consequently, BGI filed a motion to order that the Trustee vote using the BSD shares, in accordance with the rights granted it by power of the shareholder agreement signed with Israel 18.

In rulings handed down in the above proceeding on March 16 and 20, 2017, the court determined that the court's Trustee would vote using the BSD shares in accordance with his judgment at the shareholder meeting convened by BSD on March 29, 2017.

On April 5, 2017, the Israeli Supreme Court decided to postpone the general meeting of BSD scheduled to take place on April 19, 2017 until a decision was made by the Israeli District Court regarding BGI's claim of ownership of 10,278,451 shares of the Company held by Adv. Kobie Amstar, in his capacity as trustee.

On April 23, 2017, the District Court of Tel Aviv ruled that the 10,278,451 shares of the Company held by Adv. Kobie Amster, in his capacity as trustee, should be voted in accordance with Adv. Amster’s discretion and that the Company can and should convene its adjourned general meeting by no later than May 5, 2017.

To the best knowledge of the Company, as of this date BGI holds, together with Israel 18’s holdings, some 43.65% of the issued and paid up capital of BSD (net treasury shares), constituting the largest holdings group among the shareholders of BSD; therefore, if and until a decision is reached concerning the transfer of Israel 18’s shares to another party, the (indirect) controlling shareholder in the Company is Israel 18.

E.
On June 29, 2015, "Mega Retail Ltd." ("Mega"), one of the largest customers of the company in the organized retail market, filed a motion to certify a creditor arrangement with its suppliers. On July 14, 2015, the Lod District Court approved a rehabilitation arrangement.

The rehabilitation arrangement regulated, inter alia, the manner of the repayment of Mega's debt to the company for the period prior to June 30, 2015, with Mega's debt to the Company as of that date standing at some NIS 4.9 million, unsecured.

In accordance with the provisions of the rehabilitation arrangement, 70% of Mega's debt to the Company would be repaid starting on the execution date of the rehabilitation arrangement, in weekly payments that would be spread out over 3 months. Repayment of the balance of 30% of the sum of Mega's debt to the Company that accrued prior to June 30, 2015 (approximately NIS 1.5 million) would be postponed for two years (the "Deferred Debt"), to be repaid in 36 equal monthly payments starting on July 15, 2017. As of the reporting date, 70% of Mega's total outstanding debt of June 30, 2015 (some NIS 3.4 million) to the Company has been paid.

In addition, it was set out in the rehabilitation arrangement that within 4 months of the certification of the rehabilitation arrangement, "Alon Blue Square Israel Ltd." ("Blue Square"), the controlling shareholder in Mega, will embark on an issuance of rights, within 7 days of which the company will be granted an option to convert the Deferred Debt, in whole or in part, into shares in Blue Square, in consideration for an exercise price set out in the Agreement, and in accordance with the terms set out in the Arrangement.

After Mega fulfilled its obligations to repay the reorganized debt, and prior to the issuance of rights by Blue Square, Mega again applied to the court on January 17, 2016 with a motion to stay proceedings, and on January 18, 2016 the court granted an order for a stay of proceedings in the case. As of the date of the granting of the stay of proceedings order, Mega's debt to the company, including the Deferred Debt, amounted to a total of NIS 3.9 million.

From the date of the stay of proceedings order concerning Mega, the company continued to supply goods and products to Mega, according to a weekly budget set by the trustees appointed over  Mega ("Trustees") and submitted to the company. The payment for the provided goods was paid in cash at the end of each week.

On May 10, 2016, the Trustees submitted a motion to the court for the certification of the agreement for the sale of the Mega chain to Yenot Bitan in consideration of a sum that ranged between NIS 400-450 million. On May 16, 2016, the court granted the Trustees' motion, but conditioned the sale agreement on the approval of the meeting of Mega creditors, and on the approval of the Antitrust Commissioner.

On May 26, the creditor's meeting was held, wherein was discussed the proposed agreement for the sale of Mega to Yenot Bitan, as submitted by Mega's Trustees. In the framework of the agreement approved by the creditors' meeting, the provisions of the first arrangement executed with respect to Mega were cancelled, and new terms were set out for the disbursement of proceeds among the creditors. In accordance with the provisions of the new agreement, payments to ordinary creditors would be made semi-annually (provided that the Trustees maintain, at each disbursement, at least NIS 60 million), and these payments are made only following Mega's fulfillment of its debts to preferred creditors. The company is one of Mega's ordinary creditors. On June 15, 2016, the court certified the creditor arrangement.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25    -   SAGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

E.  (Cont.)

On June 23, 2016, the Antitrust Commissioner approved the agreement to sell Mega to Yenot Bitan, subject to the terms set out in said approval. In accordance with the provisions of the agreement, Mega is owned by Yenot Bitan as of July 1, 2016 and operates under it from that date.

In the framework of the various proceedings, the Trustees applied to the court with a motion to order Alon Blue Square Israel Ltd., a public company traded on the Tel Aviv Stock Exchange and the controlling shareholder of Mega prior to its sale to Yenot Bitan ("Blue Square") to transfer money and payments to the Trustee, including transferring payments to Mega for Mega's undertakings under the first creditor arrangement. On August 3, 2016, the Trustees submitted a motion to the court for a settlement with Blue Square, whereby Blue Square undertook to pay a sum ranging between NIS 350-400 million on account of its obligations to Mega. On August 10, 2016, the settlement agreement between the Trustees and Blue Square was approved. According to the report of the Trustees following the approval of the settlement agreement, the estimated amount that would be paid to the unsecured creditors increased from 40 percent of the certified debt to about 55 percent of the approved debt.

On February 13, 2017, the company received its first payment, in the sum of approximately NIS 433 thousand, from the Trustees. As of the balance sheet date, the company's books record allocation for doubtful debts with respect to the Mega debt on the order of some NIS 1.8 million, and Mega's net book balance following the allocation for doubtful debts is NIS 1.6 million.

F.
During the course of June-August, 2016, 23,089 ordinary shares of NIS 0.1 par value each of The Company were purchased by the Parent Company in consideration of the sum of approximately NIS 409 thousands. Following this acquisition, and as a result of a combination of the events listed in Note 25 d and e, above, as of the reporting date, the parent Company holds 8,200,542 ordinary shares in the company, representing some 61.93% of the issued and paid up capital and voting rights therein (fully diluted, some 61.93%) and, together with BSD, some 67.76% of the company's issued and paid up share capital and voting rights (fully diluted, some 67.76%).

G.
On May 18, 2016, the parent Company contracted with Guest Krieger Limited in a directors' and executives' liability insurance policy for a period that began on May 18, 2016 and ending on May 17, 2017. The insurance policy, in Israel and abroad, is limited to a scope of liability of US $10 million per incident and for the period, with an annual premium of USD 60 thousand. The Company's deductible amounts to US $15 thousand  per event, excepting a deductible of US $50 thousand for claims filed in the United States and Canada, and excepting a deductible amounting to US $250 thousand for claims relating to the securities law in the United States and Canada, and excepting a deductible amounting to US $100 thousand for claims relating to labor law in Israel, and excepting a deductible amounting to US $250 thousand for claims relating to labor law in the US and Canada. Said engagement is based on the employment terms principles, the framework for approval of ongoing transactions approved by the general meeting of the parent Company's shareholders on October 7, 2015, and in accordance with the Company's remuneration policy.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25    -   SAGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

H.
On February 17, 2016, the offices of the Company, BSD and BGI (collectively in this section: the "Group") were searched by the ISA, in the course of which various documents and computers were collected from the Group's offices. Furthermore, several executives in the Group were interrogated, and Mr. Gregory Gurtovoy, the chairman of the Company's board of directors and its (indirect) controlling shareholder, was detained and interrogated by the Authority for three days, following which he remained under house arrest for two weeks (which then concluded), under suspicion of the crimes of fraudulent acquisition under aggravating circumstances, falsifying corporate documents, fraud, and a breach of trust in a corporation, money laundering crimes, as well as reporting in order to deceive a reasonable investor.

As far as the Company is aware, the Authority suspects, with respect to the Company’s business, that during the course of January, 2016, a sum of US $2.25 million (approximately NIS 8.5 million) was transferred from BHWFI's bank account in favor of an investment in bonds of a European company, in a field not connected to the food industry in which the Company operates and that, allegedly served as a collateral to a loan of the Company’s (indirect) controlling shareholder.

Said investment was made by BHWFI Ltd., a company wholly owned by the company, in accordance with undertakings for the purchase of 300 bonds at a par value of USD 10,000 each ("Undertakings"). The bonds bore annual interest at a rate of 6%, paid on two dates annually - the first on June 30, and the second on December 31 - each year as of the date of their issuance and until the final repayment date on December 31, 2018. The issuer had the right to early repayment of the bonds by prior notice of 30 days, without penalty. On May 18, 2016, following an overture by BHWFI to the issuer, the issuer confirmed (including through extracts from the Land Registry and the Companies Registrar of the native country), that the issuer has full ownership of an SPV that holds all the rights in the underlying asset of the bonds, and that the investment funds were received by the issuer and registered in favor BHWFI (the "Response Letter").

In addition, the issuer claimed that BHWFI had allegedly undertaken to invest in bonds, in three portions, for a total scope of USD 5 million, and that a sum of 2.75 million on the balance of the as yet unpurchased bonds had yet to be transferred to the issuer (the "Demand" or the "Alleged Undertaking"). It should be noted that no sufficient proofs were attached to the issuer's Demand with respect to the Alleged Undertaking.
From extracts from the Companies Registrar that the Company first received as a result of their being attached as exhibits to the Response Letter, it was discovered that the indirect shareholder of the issuing company was the Austrian bank, Meinl Bank.

On June 30, 2016, the issuer paid the first interest for the bonds that BHWFI actually provided (USD 2.25 million) in accordance with the terms of the bonds.

On December 30, 2016, BHWFI and the issuer signed an agreement for early redemption of the bonds (the "Agreement") in consideration for a sum of USD 1.8 million, to be paid by February 15, 2017. Furthermore, in the framework of the Agreement terms the issuer waived any claims against BHWFI, including any alleged additional undertaking to invest in additional bonds for a sum of USD 5 million.

On March 21, 2017, an initial payment was received in the order of US $200 thousand. As of the signing date of the financial statements, in light of the uncertainty in collecting the outstanding balance of US $1.6 million, the Company recognized a loss in the amount of the unpaid balance.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
NOTE 25    -   SAGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

I.
On February 18, 2016, trading in the securities of the company, ceased.

 From a conversation between the Company's counsel and a representative of the Nasdaq Listing Qualifications ("NASDAQ") following the cessation of trade, the company received letters from NASDAQ seeking clarification in relation to the investigation being conducted by the Authority in connection with suspected violations of certain sections of the Securities Law in Israel. As of the reporting date and the publishing date, the Company has acted to provide answers to the questions arising from the letters, subject to the limitations of the investigation. On April 7, 2016, trading in the Company's shares on NASDAQ resumed.

J.
On February 21, 2016, a petition was filed with the Tel Aviv-Jaffa District Court by a purported shareholder of Willi-Food for approval of a derivative action against the Company's directors and executive officers.  The Company and Willi-Food have been named as respondents. The claim alleges USD 3 million in damages caused to the applicant due to an alleged breach of fiduciary duties and duty of care of the Company's directors and executive officers to the Company related to the Investment described in legal proceeding 4, above. On April 21, 2016, the Tel Aviv-Jaffa District Court granted to the Company's directors and executive officers an extension of 45 days to respond the claim. On September 27, 2016, the Israeli Securities Authority (the “ISA” or "Authority") petitioned the court asking that certain restrictions imposed byteh Authority to protect the integrity of the Investigation remain in place for six additional months. On October 5, 2016, the Company filed its response to the Authority’s update, seeking a continuance with respect to the deadline for filing the Company’s response to the Certification Motion until 60 days following the removal of the restrictions placed on it by the Authority. On January 22, 2017, the court determined that, in light of the Authority’s restrictions, the deadline for the filing of the Company’s response should be stayed at this stage, and requested to be updated within 60 days concerning the progression of the Investigation and the restrictions place by the Authority on account thereof. The Company expects that the deadline for the filing of its response will be at least 60 days from the date on which the restrictions imposed by the Authority are removed. On March 27, 2017, the Authority filed an update with the court indicating its position that there remain in place restrictions on carrying out certain actions by the parties involved in the civil proceeding involving the collection of testimony of those involved in the Investigation. Nevertheless, the ISA mentioned that with respect to certain parties who are respondents to the petition and have not been investigated by the ISA, it has no objection if these parties file their response with the court. The court at that time determined that it is doubtful if it would be worthwhile to move forward with only some of the parties to the case, but rather would wait for the parties' response to the Authority update. On April 10, 2017, the Petitioner filed its response to the Authority's update, in which it claimed that all the respondents should file their responses to the petition. The Company is required to file its response to the Authority's update by May 1, 2017. At this preliminary stage, the Company is unable to make a provision for this claim.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25    -   SAGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

K.
On February 29, 2016, the company was served a claim and motion to certify as a securities class action that was filed in the Southern District of New York by a shareholder claiming to hold shares of the company (the "Plaintiff") against the company, Mr. Gurtovoy, the chairman of the parent Company's board of directors and its (direct) controlling shareholder, and some of its executives (past and present) (collectively: the "Defendants").

The claim concerns a demand for compensation for alleged damages incurred to the Plaintiff on account of breaches of the securities laws and other laws by the Defendants in the period from April 30, 2014 to February 18, 2016.

On September 23, the main representative of the plaintiff class signed a motion to divest from the claim, at no cost to the company.

L.
On November 22, 2016, the company announced the disbursement of a dividend amounting to US $5 million (approximately NIS 19.25 million) (US $0.38 per share). The effective date for entitlement to the dividend was set at December 8, 2016. The dividend was paid in full on December 21, 2016.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

By:	/s/ Iram Efraim Graiver
Iram Efraim Graiver
President

Date:  April 27, 2017

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
__________________________________

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