Form 20-F
period 2017-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2018-04-30
CIK 1030997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
 For the fiscal year ended December 31, 2017

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

Amir Kaplan, Chief Financial Officer 4 Nahal Harif St. Northern Industrial Zone, Yavne 81106, Israel Tel: 972-8-932-1000
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

The registrant had 13,240,913 ordinary shares, NIS 0.10 nominal value per share as of December 31, 2017.

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

Yes ☒   No☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐	Accelerated filer ☐

Emerging growth company ☐	Non-accelerated filer ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

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

Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. Dollars or NIS as the case may be, at the rates indicated or at any other rate.  Therefore, unless otherwise stated, the translations of NIS into U.S. Dollars have been made at the rate of NIS 3.467 = $1.00, the representative exchange rate on December 31, 2017.

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

·	changes affecting currency exchange rates, including the NIS/U.S. Dollar and NIS/Euro exchange rates;
·	payment default by, or loss of, one or more of our principal clients;
·	the loss of one or more of our key personnel;
·	termination of arrangements with our suppliers, and in particular Arla Foods amba;
·	increasing levels of competition in Israel and other markets in which we do business;
·	increase or decrease in global purchase prices of food products;
·	interruption to our storage facilities;
·	our inability to accurately predict consumption of our products or changes in consumer preferences;
·	product liability claims and other litigation matters;
·	our insurance coverage may not be sufficient;
·	our operating results may be subject to variations from quarter to quarter;
·	our inability to successfully compete with nationally branded products;
·	our inability to successfully integrate our acquisitions;
·	our inability to protect our intellectual property rights;
·	significant concentration of our shares are held by one shareholder;
·	we are controlled by and have business relations with Willi-Food Investments Ltd. and its management;
·	the price of our ordinary shares may be volatile;
·	our inability to meet the Nasdaq listing requirements;
·	our inability to maintain an effective system of internal controls;
·	all of our assets are pledged to creditors;
·	cyber-attacks on the Company's information systems;
·	changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;
·	economic conditions in Israel;
·	changes in political, economic and military conditions in Israel, including, in particular, economic conditions in the Company’s core markets; and
·	our international operations may be adversely affected by risks associated with international business.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.          SELECTED FINANCIAL DATA

The following selected consolidated financial data for each of the years in the three-year period which ended December 31, 2017, 2016 and 2015 are derived from our audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with IFRS as issued by IASB. The selected consolidated financial data for the years ended December 31, 2014 and 2013 is derived from our audited consolidated financial statements not appearing in this report. All of the financial data set forth below are in thousands (except share and per share amounts). You should read the following selected consolidated financial data in conjunction with "Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto appearing elsewhere herein. Historical results are not necessarily indicative of any results to be expected in any future period.

Recent Exchange Rates of NIS to one U.S. Dollar

The table shows the high and low exchange rate of NIS per one U.S. Dollars for the last seven months:

	High	Low
April 2018 (through April 26, 2018)	3.596	3.568
March 2018	3.495	3.431
February 2018	3.535	3.427
January 2018	3.460	3.388
December 2017	3.550	3.467
November 2017	3.544	3.499
October 2017	3.542	3.491

The representative exchange rate for NIS on December 31, 2017 was NIS 3.467 = $1.00, and the representative exchange rate for NIS on April 26 2018 was NIS 3.579 = $1.00.

The average exchange rate of NIS 3.599  = USD 1.00 was for the year ended December 31, 2017, NIS 3.841 for the year ended December 31, 2016, NIS 3.884 for the year ended December 31, 2015, NIS 3.577 for the year ended December 31, 2014 and NIS 3.610 for the year ended December 31, 2013.

Income Statement Data:
In accordance with IFRS

For the year ended December 31

	2017		2016	2015	2014	2013
	NIS	USD	NIS	NIS	NIS	NIS
Revenue	311,978	89,985	294,202	312,514	328,741	336,032
Cost of sales	237,645	68,545	217,585	237,452	249,136	252,355
Gross profit	74,333	21,440	76,617	75,062	79,605	83,677
Selling expenses	42,090	12,140	39,405	37,294	39,696	35,130
General and administrative expenses	15,839	4,569	14,577	32,926	19,231	19,408
Other Income	(361)	(104)	(112)	(2,182)	(2,943)	(54)
Total operating expenses	57,568	16,605	53,870	68,038	55,984	54,484
Operating profit	16,765	4,835	22,747	7,025	23,621	29,193
Finance income	17,937	5,173	(3,425)	3,363	2,794	13,008
Finance expense	3,769	1,087	3,143	978	375	876
Finance income, net	14,168	4,086	(6,568)	2,385	2,419	12,132
Profit before taxes on income	30,933	8,921	16,179	9,410	26,040	41,325
Taxes on income	(5,910)	(1,705)	(5,327)	(2,566)	(7,186)	(9,517)
Profit from continuing operations	25,023	7,216	10,852	6,844	18,854	31,808
Profit for the year	25,023	7,216	10,852	6,844	18,854	31,808
Attributable to:
Owners of the Company	25,023	7,216	10,852	6,844	18,854	31,808
Net Income	25,023	7,216	10,852	6,844	18,854	31,808
Basic and diluted earnings per Share	1.89	0.54	0.82	0.52	1.45	2.45
Shares Used in Computing Earnings per Share	13,240,913	13,240,913	13,240,913	13,090,729	12,974,245	12,974,245

Balance Sheet Data:
In accordance with IFRS

	2017		2016	2015	2013
	NIS	USD	NIS	NIS	NIS
Working capital	374,981	108,157	347,222	352,437	325,926
Total assets	436,922	126,023	411,471	415,150	395,048
Short-term bank debt	-	-	-	16	18
Shareholders' equity	415,581	119,868	391,004	399,712	365,843
Capital stock	13,240,913	13,240,913	13,240,913	13,240,913	12,974,245

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

As a method of investing cash reserves, we hold a portfolio of marketable securities traded on the Tel Aviv Stock Exchange as well as other stock exchanges. This portfolio of marketable securities is subject to various market risks resulting from fluctuations in interest rates, exchange rates, price fluctuations and other market risks in Israel and abroad. We do not utilize derivative securities for trading purposes, enter into swap arrangements or otherwise hedge our currency in a manner that we believe could expose us to significant market risk.

 In order to reduce these risks, the Board has adopted the procedure of regularly removing available funds in the Company's accounts for management by internal investment manager. In addition, the Board has revised the Company's investment policy, has appointed members of the Board to the investment committee and has added the Co-Chairman of the Board to such investment committee.

Our financial instruments consist mainly of cash and cash equivalents, current accounts receivable, current accounts payable and accruals. In view of their nature, the fair value of the financial instruments, included in working capital, is usually identical or close to their book value.

Our business may be materially affected if any of our major clients defaults on its payment to us.

Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivables. Despite our large number of clients (approximately 1,500 in Israel and abroad), a major part of our sales is made to a limited number of customers. Our largest customer is Shufersal Ltd. ("Shufersal"). Sales to Shufersal accounted for 16% of our sales in 2017. During 2015, one of our largest customers, Mega Retail Ltd. ("Mega"), at that time, the second  largest supermarket chain in Israel, experienced financial difficulties and entered into a court-approved creditor arrangement with its suppliers. In July 2016, the Mega chain (127 branches nationwide) was sold as a single block to Yenot-Bitan Ltd (another supermarket chain) ("Yenot-Bitan").  We generally do not require and do not receive collateral from the big chain supermarkets custumers, although we do require and receive collateral from most of the remainder of our clients in Israel to ensure security of collecting payments. In addition we buy credit insurance for many of our customers.  We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all reasonably anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major clients default on their payment obligations to us, we will not possess sufficient security to collect the entire debt.

We depend on a small number of principal clients who have in the past bought our products in large volumes. We cannot assure that these clients or any other client will continue to buy our products in the same volumes, on the same terms or at all.

Despite our wide dispersion of clients, we have one major client, Shufersal, which owns, among other things, supermarket stores which accounted for approximately NIS 50.1 million of our revenue during 2017. We do not have long term purchase contracts with our clients, and our sales arrangements with our clients do not have minimum purchase requirements. We cannot assure that our major clients will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Losing one or more of them may adversely affect our business results. In addition, we cannot assure that we will be able to attract new customers. Our failure to do so may significantly reduce our sales.

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

In particular, we depend on the management services provided to us by Zwi Williger and Joseph Williger, through management companies that they control, each of whom holds senior management positions with us. We do not have any key-man life insurance policy on either Zwi Williger or Joseph Williger. See "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders". The loss of either or both of Zwi Williger and/or Joseph Williger could adversely impact our business, financial condition and results of operations.

We work with a limited number of key suppliers. If these suppliers raise prices or terminate their engagement with us, our operating results could be adversely affected.

Although no single company supplies a majority of any of our products, for some of our dairy products and their substitutes, we are dependent on Arla, a Danish company which supplies a high percentage of our products (15% in 2017 and 13% in 2016). Terminating the engagement with any supplier, and Arla in particular, or a material change in the engagement terms for purchasing products from those suppliers, may have an adverse effect on our results of operations.

On October 19, 2017, our wholly owned subsidiary, Gold Frost Ltd., which we refer to herein as Goldfrost, received a notice from Arla to end their exclusive distribution agreement effective as of December 31, 2017. Representatives of Goldfrost and representatives of Arla have met several times and have agreed that Goldfrost may place new orders for additional dairy products produced by Arla and to be sold by Goldfrost during the first half of 2018. The termination of the engagement with Arla, and our anticipated termination of our supply arrangement with Arla at end of the first half of 2018, will have an adverse effect on our revenues and our results of operations. However, the Company believes that it will be able to enter into agreements in the near future with alternative suppliers for a portion of the products currently purchased from Arla.

For more information, see “Item 4.  Information on the Company – B. Business Overview – Suppliers”.

If one or more of our suppliers raises their prices, our operating results may be adversely affected. See risk factor below - "Increases or decreases in global product prices have in the past, and in the future, may continue to have a material adverse effect on our profitability". We believe that there are alternative suppliers for purchasing our products; however, we cannot assure that the products of the alternative suppliers will become immediately available and that the terms of purchase will be similar to the current ones.

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

We hold inventory of basic foodstuffs (such as preserved food, dairy and dairy substitute products, edible oils, pasta and rice (and other food products, and we accumulate inventories of these products based on our prediction of the consumption of these products by our customers. If actual consumption does not meet the prediction, and the shelf life of such products expires or we cannot otherwise sell such products, this may materially and adversely affect our financial condition and results of operations. On the other hand, to the extent we do not have adequate inventory of these critical products (due, for example, to an emergency situation or our failure to predict the rate of consumption of our products), we will not be able to meet the needs of our customers and our potential revenues may be adversely affected.

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

Our products may become the subject of product liability claims, and there can be no assurance that our property insurance coverage limits will be adequate or that all such claims will be covered by insurance. A product recall or a product liability claim, even one without merit or for which we have substantial coverage, could result in significant expenses, including legal defense costs, thereby lowering our earnings and, depending on revenues, potentially resulting in additional losses. Successful product liability claims or other judgment against us in excess of our insurance coverage could have a material adverse effect on us and our reputation.

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

We market certain products under the trademarks “Willi-Food”, "Donna Rozza", "Manchow", “Gold Frost”, "Tifeeret", "Say cheese", and "Emma". Although we have registered trademarks for these brands, we cannot assure that the degree of protection these and other trademarks offer will be sufficient to protect our rights in these marks.

One shareholder owns a large percentage of our shares.

As of April 29 2018, Willi-Food owned approximately 61.93% of our ordinary shares (approximately 61.93% on a fully‑diluted basis), and as of such date B.S.D. Crown Ltd. ("BSD") held approximately 67.76% of our outstanding shares (approximately 67.76% on a fully‑diluted basis). In addition to its control of Willi-Food, BSD directly owns 5.83% of our ordinary shares. See "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders".

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

We may in the future fail to comply with the Nasdaq Capital Market regulations and listing requirements as to minimum share price, minimum net income, minimum number of shareholders and public float and other requirements, and as a result Nasdaq may initiate procedures to delist our ordinary shares from the Nasdaq Capital Market. In addition, under Nasdaq’s Listing Rules, any company whose shares have a closing bid price less than $1.00 for 30 consecutive business days may be subject to a delisting proceeding by Nasdaq.

On February 18, 2016, trading of the Company's ordinary shares was halted by Nasdaq following announcement by the Company of an investigation by the Israel Securities Authority regarding possible breaches of the Israeli securities laws and criminal offenses. To the best knowledge of Company management, the investigation relates to an investment of approximately US$ 2.25 million made during January 2016 in the form of bonds of a European company which allegedly served as a collateral to a loan obtained by Mr. Gregory Gurtovoy, at that time the controlling shareholder of the Company, or another individual, and which was unrelated to the Company's operations. Following the public disclosure of this information, trading of the Company's ordinary shares on the Nasdaq Capital Market resumed on April 7, 2016. See "Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings".

On January 10, 2017, the Company received a letter from the Listing Qualifications Department of Nasdaq notifying the Company that it is no longer in compliance with Nasdaq Listing Rule 5620(a) because it did not hold an annual meeting of shareholders within 12 months of the end of the Company's fiscal year ended December 31, 2015. The letter provided that the Company had 45 calendar days to submit a plan to regain compliance, which the Company did on February 23, 2017. That plan indicates the scheduling by the Company of the convening of an annual meeting of shareholders held June 20, 2017, and Nasdaq subsequently accepted the plan.

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

We have pledged substantially all of our assets to Bank Leumi Le’Israel Ltd, and Bank Hapoalim Ltd. in order to secure credit lines from each of these banks. If we were to utilize these credit lines, we expect that the proceeds from the sale of any of these assets may be used to prepay the principal amount owed on the credit lines secured by these pledges. As a result of these arrangements, our ability to dispose of pledged assets may require the consent of these banks, and our ability to incur further debt (whether secured or unsecured) is limited.

Our results of operations may be impacted by cyber-attacks on the Company's information systems.

Suspension or malfunction of internal or third-party systems, or unauthorized access, misuse, computer viruses and cyber-attacks affecting such systems, could impact our results of operations. Our businesses rely on secure processing, storage, transmission and reception of personal, confidential and proprietary information on our systems. We may become the target of attempted unauthorized access, computer viruses or malware, and other cyber-attacks designed to access and obtain information on our systems or to disrupt and cause other damage to our services. Although these threats may originate from human error or technological failure, they may also originate from the malice or fraud of internal parties, such as employees, or third parties, including foreign state actors and extremist parties. Additionally, we could also be adversely impacted if any of the third-party vendors, exchanges, clearing houses or other financial institutions to which we are interconnected are subject to cyber-attacks or other informational security breaches. Such events could cause interruptions to our systems, reputational damage, client dissatisfaction, legal liability, enforcement actions or additional costs, any and all of which could adversely affect our financial condition and operations. While we continue to devote significant resources to monitor and update our systems and implement information security measures to protect our systems, there can be no assurance that any controls and procedures we have in place will be sufficient to protect us from future security breaches. As cyber threats are continually evolving, our controls and procedures may become inadequate and we may be required to devote additional resources to modify or enhance our systems in the future.

Risks Related to Our Location in Israel

We are subject to regulations and other policies of the Israeli government and of other countries from which we import and into which we export. If we are unable to obtain and maintain regulatory qualifications or approvals for our products, our business may be adversely affected.

Regulatory, licensing and quotas: The import, export, storage, marketing, distribution and labeling of some major food products are subject to extensive regulation and licensing by various Israeli government and municipal agencies, principally the Ministry of Health, the Ministry of Economy (f/k/the Ministry of Industry, Trade and Labor), the Ministry of Agriculture and the Ministry of Finance. To the extent that we have imported and exported, or will import and export, food products outside of Israel, we may be subject to quotas and other import and export laws and regulations which may limit our ability to sell or buy certain of our food products into or from these countries. We are required to maintain our distribution processes in conformity with all applicable laws and regulations. In the event that such laws and regulations change, or we fail to comply with such laws and regulations, we may be prevented from trading within Israel or another part of the world.

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

A major part of our sales are made in Israel, and consequently our financial performance is dependent to a significant extent on the economy of Israel. A deterioration of the economic situation in Israel, or periodic work stoppages or disruptions, may erode the real wages and lower the buying power of our potential customers. This in turn may adversely affect our activities and business results

We may be affected by political, economic and military conditions in Israel and the Middle East.

We are incorporated under the laws of the State of Israel, our principle offices are located in central Israel and all of our officers, employees and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel have a direct influence on us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect our operations. During the winter of 2012 and the summer of 2014, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip. This conflict involved missile strikes by Hamas against civilian targets in various parts of Israel and negatively affected business conditions in Israel. We estimate that the conflict with Hamas in 2014 reduced the Company's sales by approximately NIS 16 million. Ongoing or revived hostilities related to Israel may have a material adverse effect on our business and on our share price. The political uncertainty in surrounding countries, including Egypt and Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran is believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.          HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated in Israel in January 1994 under the name G. Willi-Food Ltd. and commenced operations in February 1994. It changed its name to G. Willi-Food International Ltd. in June 1996. The Company's corporate headquarters and principal executive offices are located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106, Israel.  The Company's telephone number in Israel is +972 8-9321000, its fax number is +972-8-9321001, its e-mail address for communications is willi@willi-food.co.il and its web site is www.willi-food.com. The information contained in its web site, or that can be accessed therefrom, does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes.

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

On May 4, 2014, Mr. Zwi Williger and Mr. Joseph Williger sold their controlling stake (approximately 58% of the outstanding shares) in Willi-Food to BSD, a company listed on the London Stock Exchange, the ultimately controlling shareholder of which was Mr. Alexander Granovsky.

On July 15, 2015, Mr. Granovsky sold his indirect controlling interest in BSD to Mr. Gregory Gurtovoy, according to public filings and information supplied to the Company.

On May 7, 2017, Mr. Joseph Williger informed Willi-Food that he is the controlling shareholder of BSD through private companies he owns, and that he is therefore the controlling shareholder of Willi-Food, and therefore the Company, as from May 5, 2017.

On June 11, 2017, a General Meeting of the Willi-Foods' Shareholders approved the appointment of the following BSD nominated directors: Messrs. Joseph Williger, Zwi Williger, Kobi Navon and Bensi Sao, and the termination of the term of office of all then current directors (other than the external directors): Mr. Ilan Admon, Gregory Gurtovoy, Eli Arad, Shalhevet Hasdiel and Arik Safran. On June 12, 2017, Willi-Foods' Board of Directors approved the appointment of Mr. Gil Hochboim as a director.

On June 20, 2017, a General Meeting of Shareholders of the company approved the appointment of the following directors: Messrs. Yoseph Williger, Zwi Williger, Gil Hochboim and David Donin and the termination of the term of office of all then current directors of the company (other than the external directors): Messrs. Ilan Admon, Gregory Gurtovoy and Ilan Cohen. On June 20, 2017 the Board of Directors of the company approved the appointment of Mr. Victor Bar as a director.

CAPITAL EXPENDITURES

Our capital expenditures were $0.76 million, $0.56 million and $0.83 million for the three years ended December 31, 2017, 2016 and 2015, respectively. Our capital expenditures from January 1, 2018 until March 31, 2018 were approximately $14,000. For more information, see " – D. Property, Plants and Equipment".

B.          BUSINESS OVERVIEW

Overview

The Company is an Israeli-based company engaged, directly and through subsidiaries, in the development, import, export, marketing and distribution of a wide variety of over 600  food products world-wide. In the year ended December 31, 2017, substantially all of our revenue was generated in Israel, with less than 1% of our revenue resulting from exports outside Israel.

The Company purchases food products from over 120 suppliers located in Israel and throughout the world, including from the Far East (China, India, the Philippines and Thailand), Ethiopia, Eastern Europe (Poland, Lithuania and Latvia), South America (Ecuador), the United States, Canada, Western and Central Europe (the Netherlands, Belgium, Monaco, Germany, Sweden, Switzerland, Denmark, and France) and Southern Europe (Spain, Portugal, Italy, Turkey and Greece)

The Company's products are marketed and sold to approximately 1,500 customers in Israel and around the world (for example, to customers in the Unites States, England and France), including to supermarket chains, wholesalers and institutional consumers. The Company markets most of its products under the brand name “Willi-Food,” and some of its chilled and frozen products under the brand name “Gold Frost”. Certain products are marketed under brand names of other manufacturers or under other brand names. In addition, the Company distributes some of its products on an exclusive basis, as described further below.

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

As of April, 29, 2018, the Company’s principal shareholder, Willi-Food, held approximately 61.93% of our ordinary shares (approximately 61.93% on a fully‑diluted basis). The primary assets of Willi-Food are the Company’s ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”. Willi-Food’s securities are traded on the Tel Aviv Stock Exchange.

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

Principal Products

We and Gold-Frost import, a broad variety of over 600 food products. These products are sold, marketed and distributed by us. A small percentage of our products purchased from suppliers in Israel.

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

•
Dairy and Dairy Substitute Products:  including hard and semi-hard cheeses (parmesan, edam, kashkaval, gouda, havarti, cheddar, pecorino, manchego, maasdam, rossiysky, iberico and emmental), molded cheeses (Brie, Camembert and Bloose), feta, Bulgarian cubes, goat cheese, fetina, butter, butter spreads, margarine, melted cheese, cheese alternatives, condensed milk, whipped cream and others. These products are primarily imported from Greece, France, Lithuania, Denmark, Germany, Italy and the Netherlands.

•
Dried Fruit, Nuts and Beans:  including figs, apricots and organic apricots, chestnuts organic chestnuts, sunflower seeds, sesame seeds, walnuts, pine nuts, cashews, banana chips, pistachios and peanuts. These products are primarily imported from Greece, Turkey, India, China, Thailand and the United States.

•
Other Products:  including, among others, instant noodle soup, frozen edamame soybeans, freeze dried instant coffee, bagels, breadstick, coffee creamers, lemon juice, halva, Turkish delight, cookies, vinegar, sweet pastry and crackers, sauces, corn flour, rice, rice sticks, pasta, organic pasta, spaghetti and noodles, breakfast cereals, corn flakes, rusks, rusks, tortilla, dried apples snacks, deserts (such as tiramisu and pastries) and light and alcoholic beverages. These products are primarily imported from the Netherlands, Germany, Italy, Greece, Belgium, the United States, Scandinavia, Switzerland, China, Thailand, Turkey, India, and South America.

Product Information

The products that generated the largest sales volume for the year ended December 31, 2017 were dairy and dairy substitute products (39% of sales), fish products (17% of sales) canned vegetables (13% of sales).

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

Most of the products that we import and market are approved as kosher by, and/or under the supervision of, various supervisory institutions, including the Chief Rabbinate of Israel, Badatz Edah HaChareidis, Badatz Beit Yosef, Chug Chatam Sofer, certain Jewish organizations administering Kashrut procedures and certifications (such as the Union of the Orthodox Jewish Congregation of America (referred to as OU), Badatz Igud Harabanim Manchester, OK, Circle K and Triangle K) and rabbis of local Jewish congregations abroad.  For more information, see “– Government Regulation” in this section below.

Our products are packaged by various manufacturers and suppliers abroad and labeled with Hebrew, English and, in certain cases, Arabic and Russian labels, in accordance with our instructions and requirements and in accordance with applicable law. For more information, see “– Government Regulation” in this section below.

Suppliers

We purchase food products from over 120 suppliers, including suppliers located in Israel, the Far East (China, India, the Philippines and Thailand), Ethiopia, Eastern Europe (Poland, Latvia, and Lithuania), South America (Ecuador and Argentina), the United States, Canada and in Western, Northern and Southern Europe (Sweden, Denmark, Greece, Monaco, the Netherlands, Italy, Monaco, Portugal, Spain, Belgium, Germany, France, and Turkey).

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

A substantial portion of our purchases from suppliers outside of Israel is made in U.S. Dollars (such as purchases from the Far East, the United States, South America and certain European countries) with the remaining purchases usually made in Euros and other foreign currencies. Supply is generally made to us against letters of credit for a period of up to 90 days. No single supplier provides us with for the majority of our products, most of which we purchase from several suppliers. However, we are dependent on one supplier, Arla, with respect to a large part of our products (15% in 2017 and 13% in 2016).

Until December 31, 2017, a distribution agreement between our wholly-owned subsidiary Gold Frost and Arla granted Gold Frost an exclusive and non-transferable right to market and distribute in Israel dairy and dairy substitute products manufactured by Arla and its affiliated companies. On October 19, 2017, Goldfrost received a notice from Arla to end their exclusive distribution agreement effective as of December 31, 2017. Representatives of Goldfrost and representatives of Arla have met several times and have agreed that Goldfrost may place new orders for additional dairy products produced by Arla and to be sold by Goldfrost during the first half of 2018. The termination of the engagement with Arla, and our anticipated termination of our supply arrangement with Arla at the of the first half of 2018, have an adverse effect on our revenues and our results of operations.

We do not generally enter into written agency or other agreements with our suppliers. However, we have written agreements with approximately 13 foreign suppliers that confirm our exclusive appointment as the sole agent and/or distributor of such suppliers, either with respect to a specific product or with respect to a line of products, within the State of Israel. These exclusivity rights have generally been granted for periods of 12 – 36 months and are automatically extendable unless terminated by either party upon prior notice, and in certain cases are conditioned upon our compliance with certain minimum purchase requirements. The suppliers from which we received such written agreements accounted for 30%, 24% and 23% of our purchases in 2017, 2016 and 2015, respectively. In a few instances we did not fulfill the minimum purchase requirements of such agreements, but no supplier has ever terminated its agreement with us due to our failure to comply with such minimum purchase requirements. Our purchases are not motivated by a desire to meet such minimum purchase requirements, and the considerations in purchasing products from these suppliers are identical to those for purchasing from other suppliers.

In addition to Arla, we purchased several products from a single supplier in 2017 and, as a result, that supplier accounted for more than 10% of our total purchases; however, purchases from this supplier were made due to economies of scale, operational efficiency and convenience, and the Company does not consider itself dependent on this supplier. The average volume of our credit balance with our suppliers in 2017 was NIS 14.7 million (US$ 4.2 million) consisting of 24 days of suppliers credit on average, in 2016 was NIS 15.3 million (US$ 4.4 million) consisting of 26 days of suppliers credit on average and in 2015 was NIS 14.9 million (US$ 4.3 million) consisting of 24 days of suppliers credit on average.

Customers

The Company's products are marketed and sold to approximately 1,500 customers throughout Israel and outside of Israel.

The Company's customers generally fall within one of the following three groups:

•	large retail supermarket chains, and

•	small retail supermarket chains, and

•	other custumers, including small private grocery shops, government institution, wholesalers, restaurants, hotels, hospitals and more.

The first group of customers above includes the large retail food marketing chains: Shufersal Ltd., Yenot Bitan, Rami-Levy Ltd, Co-Op Israel, "Osher-Ad", Viktory, Yohananof and others. The large retail food marketing chains usually consist of dozens of stores with nationwide deployment.

The Company contracts with those supermarket chains through the buyers in the head office of the supermarket chain, after which the Company receives orders from the supermarket chain's logistics center or directly from individual stores. Merchandise is then delivered directly to each branch or to the supermarket’s chain distribution centers. The Company is not accustomed to setting fixed prices that apply to all such customers, but rather sets ad-hoc prices for a transaction or for several transactions. Simultaneous with closing of sale prices with the buyers at the chains’ central offices, quantities of the products to be supplied to the branches are routinely determined directly with the branches.

A number of provisions of a law entitled "Promoting Competition in the Food Industry" (the "Food Law"), which went into effect on January 15, 2015,  regulating the operations of food suppliers and retailers, are applicable to the Company (which is not defined as a large supplier in respect of its engagements with retailers subject to the provisions of the Food Law), including a prohibition on any interference on the part of a supplier in a retailer’s determination of the consumer price that such retailer will collect on another suppliers’ merchandise, or the terms of such sale; a prohibition on retailers interfering in any way in a supplier’s determination regarding what products to sell other retailers and what prices to charge for those products, or the terms of such sale; a ban on suppliers transferring payments (in cash or cash equivalents) to a large retailer, other than by lowering the price per unit of a product, subject to certain exceptions; a prohibition on interfering in any way in the price per product collected by a retailer for that supplier’s products, the allocation of any share of sales space for that supplier’s products, the purchase of products provided by that supplier on any scale in proportion to the retailer’s purchase of the product from alternative suppliers; and a prohibition on interfering in the purchase or sale of products provided to a retailer by another supplier, including quantities and purchase targets, sales space allocated to them in stores and other commercial terms. In 2017, the Company had one retail customer, Shufersal, that is considered a large supplier according to the Food Law, the scope of Company sales to which exceeded 10% of its income in 2017. As a result, the Company's interaction with this customer is required to meet certain principles for engagement, including those impacting commercial agreements, logistics and monetary collection.

The second group of customers includes the small retail chains of up to 15 stores, usually in a regional deployment

Generally, the Company’s engagement with small retail chains  does not involve exclusivity, or other obligatory terms of operations. Prior to entering into an engagement with such customer, the Company gauges the customer's financial stability and determines the scope of credit to assign to and the sureties to obtain from such customer. Small retail chains are generally requested to provide deferred checks as sureties, and some are requested to provide additional sureties, including promissory notes, personal guarantees and bank guarantees. In addition, the Company insures most of its small retail chains with credit insurance. In 2017, more than 50% of the Company's small retail chains were insured with credit insurance policies by credit insurance companies.

The Company undertakes toward some of its small retail chains that are not subject to the provisions of the Food Law to pay a fixed incentive in the form of a percentage of sales, or an incentive in the event the scope of sales exceeds the scope agreed upon between the parties. The Company undertakes towards a small number of small retail chains to provide discounts for the inclusion of new products, as well as limited-time discounts for the opening of new stores. Furthermore, the Company undertakes towards a small number of the small retail chains to participate in payments for the customers’ advertisements, at rates determined in negotiations between the parties, and subject to the actual execution of the advertisements in various media, including in print newspapers, or in specific advertisement placed inside a customer's stores.

The sale prices to small retail chains are determined in negotiations that occur frequently, usually on a monthly basis, owing to the lack of uniformity in the purchase terms for different products from different manufacturers, and owing to variable market conditions. The Company is not accustomed to setting fixed prices that apply to all such customers, but rather sets ad-hoc prices for a transaction or several transactions.

The Company's sales by customer group for the years ended December 31, 2017, 2016 and 2015 were as follows:

	Percentage of Total Sales Year Ended December 31
Customer Groups	2017	2016
large retail supermarket chains	50%	49%
other custumers	50%	51%
	100%	100%

The average aggregate debit balance of the Company's customers with the Company in 2017 was NIS 88.1 million (USD 25.4 million) and the average time period within which our accounts receivable were paid was 86 days, in 2016 was NIS 85.5 million (USD 24.7 million) and the average time period within which our accounts receivable were paid was 90 days and in 2015 it was NIS 88.8 million (USD 25.6 million) and the average time period within which our accounts receivable were paid was 86 days.

In the event that a customer in the small retail supermarket chains or other customers  does not respect its financial commitments, the Company may elect to foreclose on the collateral or the promissory note given by such customer. Since 2008, the Company has made no significant use of this foreclosure power. The Company strives to minimize its credit risk by constantly reviewing the credit it extends to customers versus the security it receives. As a result, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so.

Distribution, Marketing and Sales

The Company principally distributes and markets its products on its own. The Company markets its products via internal sales agents, although with sales of certain products to clients situated in different areas of Israel, the Company utilizes external distributors, with whom it does not have exclusivity agreements.

The Company generally has no written agreements with its customers, nor are its arrangements with its customers on an exclusive or binding basis. The Company generally extends its customers approximately 60-90 days credit, and in limited cases up to 110 days credit, beginning at the end of the month in which the sale took place. Most of the large retail supermarket chains generally effect payment by wire transfers or cash payments on the due date, while other customers are generally required to provide post-dated promissory notes at least one month prior to the date of the expected payment. The Company does not require the large retail supermarket chains to provide any kind of security for payments; however, other customers may be required to provide security, including personal guarantees.

Sales are made by the placement of customers’ orders (except for part of the dairy and dairy substitute products), which are directed to the Company’s regional office and placed by the sales personnel or directly by the customers. Orders are delivered by the Company’s transport network (including four refrigeration trucks, three regular trucks and ten combined trucks) and by independent transporters.  In certain cases, the Company transports products directly from port to customers, utilizing the services of independent transporters. In some instances, the Company transfers the merchandise to the logistics centers of the supermarket chains, and the supermarket chains themselves are responsible for the distribution of the merchandise to their chain stores for a commission charged to the Company.

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

With imported products, the Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 60 days. Occasionally, the Company may take advantage of low priced merchandise and purchase larger amounts than usual of a product with long shelf life. In those cases, the inventory may be sufficient to meet market requirements for more than 60 days. Products ordered by customers in full container loads are generally forwarded directly to the customers’ facilities without being stored in the Company’s facilities. The Company does not regularly maintain a significant backlog of orders from customers; orders received by customers are generally filled within one week. The Company’s inventory as of December 31, 2017 amounted to NIS 39.9 million (USD 11.5 million) compared with NIS 41.9 million (USD 12.1 million) as of December 31, 2016.

The Company maintains close contact with its consumers in an effort to be attentive to market needs, market trends, and demand for certain products in various markets. The Company also regularly gathers information on new products manufactured world-wide, including by attending food exhibitions and maintaining close relations with manufacturers and suppliers world-wide.

The Company is responsible for the products it markets in Israel under the Israeli Law of "Liability for Defective Products Law, 1980" and it has also purchased an insurance policy for product liability.

Seasonality

Each year as the Passover, Shavuot, and Rosh Hashana holidays approach, the Company usually increases its inventories in order to provide a fast response to the market's demand.  Usually there is an increase in the Company’s sales prior to the Rosh Hashanah holiday (celebrated in September-October), the Pesach (Passover) holiday (celebrated in March-April) and Shavuot (celebrated in May). Despite the impact of the holiday season on the Company’s activities, the Company’s quarterly sales are not materially affected as a result of these holiday seasons.

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

Other products marketed by the Company under their original brand name are “Completa”, "Del Monte", "Danesita", "Nobeleza Gaucha", "Fetina", "Sera", "Daawat", "Zanetti", "Ferro", "Hahne", "Pastor" and "Kolios".

The Company imports several products for the Shufersal chain under the brand name “Shufersal”.

There can be no assurances as to the degree of protection registration of the Company’s trademarks will afford.

The Company's investment in registering these trademarks was insignificant.

Government Regulation

The import, export, storage, distribution, manufacturing, marketing and labeling of food products is subject to extensive regulation and licensing by various Israeli government and municipal agencies, principally the Ministry of Health, the Ministry of Finance and the Ministry of Economy and Industry. We are required to maintain our distribution processes, as well as the products imported and manufactured by us, in conformity with all applicable laws and regulations. Failure to comply with these applicable laws and regulations could subject us to civil sanctions, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on us. We believe that we comply in all material respects with the above-mentioned requirements. To the extent that the Company exports food products outside of Israel, we may be subject to quotas and other laws and regulations of the country to which we export which may limit our ability to sell certain of our food products into these countries.

In 1978, the Israeli government issued the free import decree, which exempts the import of most food products from the requirement to acquire a license. However, preliminary permits from the Ministry of Health or the Ministry of Agriculture are still required. These preliminary permits are granted based on laboratory analysis reports and other data.

Customs duties and charges are levied on a portion of the Company’s products imported into Israel. In addition, the Company is required to obtain import licenses for the import of certain food products from the Ministry of Economy. The Company has also obtained the necessary authorization required by the Ministry of Health (Food Authority) for the import of all of its food products to Israel. The Company’s products are packaged by various manufacturers and suppliers abroad and labeled in Hebrew, English and, in certain cases, Arabic and Russian, according to the Company’s instructions and the requirements of the Israeli authorities. Since the beginning of the Company’s activities, the Company has been found to have mislabeled packages a few times, as a result of which the Company was required to pay an immaterial amount of fines.

The government has undertaken various efforts to reduce custom duties and charges in recent years. From late 2011 through 2013, the Company and its subsidiaries received various permits to import various hard chesses with reduced customs duties. In addition, custom duties on several other products imported or potentially imported by the Company were significantly reduced during 2013 and the beginning of 2014. In the fourth quarter of 2015, the Ministry of Finance announced a tax-free import quota program for hard cheeses (over 5,000 tons) and butter and cream (together, more than 1,250 tons) for the year 2016. In addition, new procedures were announced for quota distribution in order to increase the efficiency of the allocation and to ensure that the benefit reaches the consumer, including a competitive process exemption from certain customs duties for hard cheeses (with winners chosen by which bidder has the lowest sale price to the end consumer). The Ministry of Finance announce two more times at the end of 2016 and 2017 (for the years 2017 and 2018) a tax free import quota for hard cheese at the same mechanism like 2015. The company won a significant share of the entire quotas for each year.  For more information, see "Item 5. Operating and Financial Review and Prospectus – D. Trend Information".

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

C.          ORGANIZATIONAL STRUCTURE

The Company’s principal shareholder, Willi-Food, as of April 29, 2018, held approximately 61.93% of our ordinary shares (approximately 61.93% on a fully‑diluted basis). The primary assets of Willi-Food are the Company’s ordinary shares. Willi-Food was established on November 27, 1992 and its securities have been traded on the Tel Aviv Stock Exchange since January 1993.

The Company, as of April 29, 2018, had seven active subsidiaries, as follows:

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

In addition to the current logistics center, the Company makes use of so-called "free" warehouse services, mainly in the area of the Ashdod seaport. For such services, the Company is charged only for storage per container or pallet (i.e., there is no charge for rental when containers or pallets were not stored there). The Company's expenses for usage of free warehouses services were NIS 1,522 thousand (USD 439 thousand) for the year ended December 31, 2017, NIS 264 thousand (USD 76 thousand) for the year ended December 31, 2016 and NIS 181 thousand (USD 52 thousand) for the year ended December 31, 2015. In 2016 and 2015, the Company expanded its frozen storage facility at its logistics center in order to save the Company the expense of using storage services in free warehouses, as described above, and in order to improve Company's operations.

As of December 31, 2017, the Company owned five refrigeration trucks (each with a capacity of 12 tons), nine refrigeration trucks (each with a capacity of 15 to 18 tons), three combined trucks (each with capacity of 26 tons) and four private cars. As of December 31, 2017, the depreciated total cost of such vehicles amounted to approximately NIS 3,053 thousand (USD 881 thousand).

Since January 22, 2008, the Company has been operating the Yavne facility under a municipal business license as required under Israeli applicable law. The license has been granted permanently.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto submitted in this Annual Report. The Company's financial statements as of December 31, 2017 and for the year then ended have been prepared in accordance with IFRS and interpretations issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

The Company is engaged, directly and through its subsidiaries, in the design, import, marketing and distribution of a broad range of food products purchased from over 120 suppliers worldwide and marketed throughout Israel and abroad. The products imported by the Company are marketed in Israel and sold to approximately 1,500 customers, including supermarket chains, mini-markets, wholesalers, manufacturers and institutional consumers. The Company also sells its products outside Israel to a variety of customers world-wide.

The Company was incorporated in Israel in January 1994 and commenced operations in February 1994.

For convenience purposes, the financial data for the years ended December 31, 2017, 2016 and 2015 has been translated into U.S. Dollars using the representative exchange rate. This rate as of December 31, 2017 was NIS 3.467 = USD 1.00.

The Company is not involved in any off-balance sheet transactions or long-term contractual obligations.

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

The customer returns, rebates and other credits are being deducted from revenues. Although, in general, the Group does not grant rights of return and rebates, its enable for certain customers from time to time to return products. The Group assesses the expected customer returns and rebates according to specific information in its possession and its past experience in similar cases. According to IAS 18, these provisions are reduced from the Company's revenues. As of December 31, 2017, the provision for returns is insignificant.

2.	Useful lifespan of property, plant, and equipment

During every annual reporting period, the Company's management assesses the estimated useful life span of an item of property, plant and equipment. There were no changes to the estimated useful life spans of an item of property, plant and equipment during the course of the financial reporting period.

3.	Employee benefits

The current value of the Company's liability for payment of severance compensation and for pension plans for its employees is based on a significant amount of data, which are determined on the basis of actuarial valuation utilizing a large number of assumptions, including the capitalization rate. Changes in the actuarial assumptions may impact the carrying amount of the Company's liabilities for payment of severance compensation and pension payments. The Company estimates the capitalization rate once per year, based on the capitalization rate of highly rated corporate bonds. Other key assumptions are determined based on the prevailing market conditions and the Company's experience. For additional details about the assumptions utilized by the Company. See Note 10 of the financial statements.

A.          RESULTS OF OPERATIONS

The following table sets forth for the periods indicated the correlation (in percentages) between items from the Company’s statements of operations to its total sales for such periods:

	Year Ended December 31, 2017	Year Ended December 31, 2016
Revenues	311,978	100%
Cost of Sales	237,645	76.2%
Gross Profit	74,333	23.8%
Selling Expenses	42,090	13.5%
General and Administrative Expenses	15,839	5.1%
Other Income	361	0.01%
Operating profit	16,765	5.3%
Financial Income (Loss), Net	14,168	4.5%
Profit before taxes on income	30,933	9.9%
Taxes on income	5,910	2%
Net Income	25,023	8.0%

Year Ended December 31, 2017 compared with Year Ended December 31, 2016

Revenues.  Revenues for fiscal 2017 increased by NIS 17,776 thousand (USD 5,127 thousand), or 6%, to NIS 311,978 thousand (USD 89,985 thousand) from NIS 294,202 thousand (USD 84,858 thousand) recorded in fiscal year 2016. Revenues increased primarily due to an increase in personnel in the sales and trade department and due to a strike at the Ministry of Health in the third quarter of 2016 which limited release of goods from the port and caused a decrease of NIS 6 million in sales in fiscal year 2016.

Cost of Sales.  Cost of sales for fiscal year 2017 increased by 9.2% to NIS 237,645 thousand (USD 68,545 thousand), or 76.2 % of revenues, from NIS 217,585 thousand (USD 62,759 thousand), or 74% of revenues recorded in fiscal year 2016. The increase in cost of sales in fiscal year 2017 compared to fiscal year 2016 was primary due to an increase in sales.

Gross Profit.  Gross profit for fiscal year 2017 decreased by 2.98% to NIS 74,333 thousand (USD 21,440 thousand), or 23.82% of revenues, from NIS 76,617 thousand (USD 22,099 thousand), or 26.04% of revenues, recorded in fiscal year 2016. The decrease in gross profit in fiscal year 2017 compared to fiscal year 2016 was primary due to reductions in the prices of certain of our products as a result of an inventory with a short expiration date that the Company had to sell with lower prices and due to an increase of inventory-storage expenses.

Selling Expenses.  Selling expenses for fiscal year 2017 increased by 6.81% from fiscal year 2016 to NIS 42,090 thousand (USD 12,140 thousand), or 13.49% of revenues, from NIS 39,405 thousand (USD 11,366 thousand), or 13.39 % of revenues recorded in fiscal year 2016.  The increase in selling expenses was primarily due to an increase in salary expenses resulting from an increase in personnel in the sales and trade department and due to an increase in distribution expenses related to the increase in sales.

General and Administrative Expenses. General and administrative expenses for fiscal year 2017 increased by 8.66% to NIS 15,839 thousand (USD 4,569 thousand), or 5.07% of revenues, from NIS 14,577 thousand (USD 4,204 thousand), or 4.95% of revenues recorded in fiscal year 2016. The increase in general and administrative expenses was primarily due to a NIS 1.3 million (US$ 0.3 million) write-off in fiscal year 2016 which was canceled in fiscal year 2017, with respect to the Company’s estimated exposure to Mega Retail Ltd. debts.

Other Income.  Other income for fiscal year 2017 amounted to NIS 361 thousand (USD 104 thousand) compared to NIS 112 thousand (USD 32 thousand) recorded in fiscal year 2016.  Other income for fiscal year 2017 and 2016 mainly consisted of gain from sales of property plant and Equipment.

Operating Profit.  Operating profit for fiscal year 2017 decreased by NIS 5,982 thousand (USD 1,725 thousand), or by 26.30%, to NIS 16,765 thousand (USD 4,835 thousand), or 5.37 % of revenues, from NIS 22,747 thousand (USD 6,561 thousand), or 7.73% of revenues, recorded in fiscal year 2016. The decrease in operating profit was primarily due to the decrease in the gross profit and increase in total operating expenses.

Financing Income, Net.  Financing Income, net, for fiscal year 2017 amounted to NIS 14,168 thousand (USD 4,086 thousand) compared to net loss of NIS 6,568 thousand (USD 1,894 thousand) recorded in fiscal year 2016. Financing Income, net, for fiscal year 2017 consisted primarily of gain on marketable securities of NIS 12,523 (USD 3,612 thousand), gain from non-tradeable financial assets of NIS 5,357 thousand (USD 1,545 thousand) and a loss from foreign currency differences amounted to NIS 2,708 thousand (USD 781 thousand).  For more information on this non- tradeable financial asset, see "Item 8. Financial Information – Legal Proceedings".

Profit before taxes on income.  Profit before taxes on income for fiscal year 2017 increased by NIS 14,754 thousand (USD 4,256 thousand), or by 91.18%, to NIS 30,933 thousand (USD 8,921 thousand) from NIS 16,179 thousand (USD 4,666 thousand) recorded in fiscal year 2016. The increase in profit before taxes on income was primarily due to increase in financial income.

Taxes on Income.  Taxes on income for fiscal year 2017 increased by 10.94% to NIS 5,910 thousand (USD 1,705 thousand) from NIS 5,327 thousand (USD 1,536 thousand) recorded in fiscal year 2016. The increase in taxes on income in fiscal year 2017 compared to fiscal year 2016 was mainly due to an increase in income before taxes. For more information see Note 11a (Taxes on income) of our financial statements for the year ended December 31, 2017 included in this report.

Profit for the year.  Profit for fiscal year 2017 increased by 130.57% or NIS 14,171 thousand (USD 4,087 thousand), to NIS 25,023 thousand (USD 7,217 thousand), or NIS 1.89 (USD 0.54) per share or 8.02% of revenues, from NIS 10,852 thousand (USD 3,130 thousand), or NIS 0.82 (USD 0.23) per share or 3.69% of revenues, recorded in fiscal year 2016. The increase in profit for the year was primarily due to an increase in financial income.

Year Ended December 31, 2016 compared with Year Ended December 31, 2015

Revenues.  Revenues for fiscal 2016 decreased by NIS 18,312 thousand (USD 4,763 thousand), or 5.9%, to NIS 294,202 thousand (USD 76,516 thousand) from NIS 312,514 thousand (USD 81,278 thousand) recorded in fiscal 2015. Revenues decreased primarily due to (i) the impact of a shortage of inventories in the third quarter of 2016 due to a strike at the Israeli Ministry of Health in July-August 2016, which significantly delayed the release of imported Company products from customs, and (ii) the fact that the level of food product consumption in Israel has remained unchanged despite population growth.

Cost of Sales.  Cost of sales for fiscal 2016 decreased by 8.4 % to NIS 217,585 thousand (USD 56,590 thousand), or 73.96 % of revenues, from NIS 237,452 thousand (USD 61,756 thousand), or 75.98% of revenues recorded in fiscal 2015.  The decrease in cost of sales in fiscal 2016 compared to fiscal 2015 was primary due to a decrease in sales.

Gross Profit.  Gross profit for fiscal 2016 increased by 2.1 % to NIS 76,617 thousand (USD 19,926 thousand), or 26.04% of revenues, from NIS 75,062 thousand (USD 19,522 thousand), or 24.02 % of revenues, recorded in fiscal 2015. The increase in gross profit in fiscal 2016 compared to fiscal 2015 was primary due to the Company's strategic focus on selling a favorable mix of products, which generated a higher gross margin, in addition to successful negotiations for improved commercial terms with certain suppliers.

Selling Expenses.  Selling expenses increased by 5.7 % from fiscal 2015 to NIS 39,405 thousand (USD 10,249 thousand), or 13.39 % of revenues, from NIS 37,294 thousand (USD 9,699 thousand), or 11.93 % of revenues recorded in fiscal 2016.  The increase in selling expenses was primarily due to an increase of 58% in promotional expenses that included an approximate NIS 3 million (USD 0.8 million) expense related to a nationwide campaign launched in the second half of 2016 aimed at broadening awareness of Willi-Food's brands and products.

General and Administrative Expenses. General and administrative expenses for fiscal 2016 decreased by 55.7 % to NIS 14,577 thousand (USD 3,791 thousand), or 4.95 % of revenues, from NIS 32,926 thousand (USD 8,563 thousand), or 10.54 % of revenues recorded in fiscal 2015. The decrease in general and administrative expenses was primarily due to a significant decrease in the costs of management salaries to Mr. Zwi Williger, the Company's former Co-Chairman of the Board of Directors and president, and Mr. Joseph Williger, a former director and president of the Company,  an approximate NIS 13 million (US$ 3.4 million). In addition, in fiscal 2015, a NIS 1.7 million (USD 0.4 million) write-off was recorded with respect to the Company’s estimated exposure to Mega Retail Ltd. and Eden Briut Teva Market Ltd. debts.

Other Income.  Other income for fiscal 2016 amounted to NIS 112 thousand (USD 29 thousand) compared to NIS 2,182 thousand (USD 567 thousand) recorded in fiscal 2015.  Other income for fiscal 2015 was mainly comprised of a NIS 1,961 (USD 510 thousand) compensation received from Israeli authorities for the losses the Company suffered from Operation Protective Edge, an Israeli military operation in the summer of 2014.

Operating Profit.  Operating profit for fiscal 2016 increased by NIS 15,722 thousand (USD 4,089 thousand), or by 223.8%, to NIS 22,747 thousand (USD 5,916 thousand), or 7.73 % of revenues, from NIS 7,024 thousand (USD 1,827 thousand), or 2.25 % of revenues, recorded in fiscal 2015. The increase in operating profit was primarily due to the increase in the gross profit and decrease in General and Administrative expenses.

Financing Loss, Net.  Financing Loss, net, for fiscal 2016 amounted to NIS 6,568 thousand (USD 1,708 thousand) compared to net income of NIS 2,385 thousand (USD 620 thousand) recorded in fiscal 2015. Financing Loss, net, for fiscal 2016 consisted primarily of non-cash provision due to uncertainty related to the collection of the remaining USD 1.6 million debt for an early redemption of a non-current financial assets. For more information on this non-current financial asset, see the fourth legal proceedings at "Item 8. Financial Information – Legal Proceedings".

Profit before taxes on income.  Profit before taxes on income for fiscal 2016 increased by NIS 6,769 thousand (USD 1,760 thousand), or by 71.9%, to NIS 16,179 thousand (USD 4,208 thousand) from NIS 9,410 thousand (USD 2,447 thousand) recorded in fiscal 2015. The increase in profit before taxes on income was primarily due to increase in operating profit.

Taxes on Income.  Taxes on income for fiscal 2016 increased by 107.6% to NIS 5,327 thousand (USD 1,385 thousand) from NIS 2,566 thousand (USD 667 thousand) recorded in fiscal 2015. The increase in taxes on income in fiscal 2016 compared to fiscal 2015 was attributable to an increase in income before taxes.

Profit for the year.  Profit for fiscal 2016 increased by 58.6 % or NIS 4,008 thousand (USD 1,042 thousand), to NIS 10,852 thousand (USD 2,823 thousand), or NIS 0.82 (USD 0.21) per share or 3.69% of revenues, from NIS 6,844 thousand (USD 1,780 thousand), or NIS 0.52 (USD 0.13) per share or 2.19% of revenues, recorded in fiscal 2015. The increase in profit for the year was primarily due to an increase in profit before taxes on income.

B.          LIQUIDITY AND CAPITAL RESOURCES.

The Company’s operations are funded mainly through equity and cash flows from operating activities. The Company’s bank indebtedness is secured by certain liens on its share capital, goodwill and certain other assets. In general, the Company and its subsidiaries do not utilize bank indebtedness.

For fiscal 2017, cash and cash equivalents, net of short-term bank debt, decreased from NIS 129.6 million (USD 37.4 million) as of December 31, 2016 to NIS 113.1 million (USD 32.6 million) as of December 31, 2017.

During fiscal 2017, marketable securities, short term deposits and loans carried at fair value through profit or loss increased to NIS 143.5 million (USD 41.4 million) from NIS 104.9 million (USD 30.3 million) as of December 31, 2016.

Cash flow from operating activities

For fiscal 2017, the Company generated a positive cash flow from continuing operating activities of NIS 14.4  million (USD 4.2 million) compared to positive cash flow from continuing operating activities of NIS 17.4 million (USD 5 million) in fiscal 2016, a change as a result of an increase in profit from continuing operations from NIS 10.9 million (USD 3.1 million) in fiscal 2016 to NIS 25 million (USD 7.2 million) in fiscal 2017, a decrease in "adjustments to net cash from operating activities" of NIS 10.6 million (USD 3.1 million) from positive adjustment of NIS 6,500 thousands (USD 1,875 thousands) in fiscal 2016 to negative adjustment of NIS 10,584 thousands (USD 3,053 thousands) in 2017 primarily due to an adjustment of unrealized gain on marketable securities of NIS 7.8 million (USD 2.2 million) on 2017 compared to NIS 1.9 million (USD 0.6 million) in 2016, and a  gain from non-tradeable financial assets of NIS 5 million (USD 1.5 million) in fiscal 2017 compared to loss from non-tradeable financial assets of NIS 7.7 million (USD 2.2 million) in fiscal 2016 due to an investment on non-tradeable bond. For more information see "Item 8. Financial Information – Legal Proceedings".

Cash flow from investing activities

During fiscal 2017, the Company utilized cash flow of NIS 31 million (USD 8.9 million) for continuing investing activities compared to net cash flow from continuing investing activities of NIS 52.1 million (USD 15 million) generated in fiscal 2016 primarily due to an acquisition of marketable securities of NIS 31 million (USD 8.9 million) and a redemption of non-current financial assets of NIS 2.2 million (USD 0.6 million) compared to proceeds from marketable securities of NIS 42 million (USD 12.1 million), proceeds from short term deposit of NIS 20.3 million (USD 5.9 million) and acquisition of non-current financial assets of NIS 8.5 million (USD 2.6 million)  in fiscal 2016.

Cash flow used in financing activities

During fiscal 2017, the Company had no cash flow from continuing financing activities.

Cash requirements

The Company’s cash requirements, net, during the years ended December 31, 2017 and 2016 were met primarily through its working capital. As of December 31, 2017, the Company had working capital of NIS 371 million (USD 107 million) compared to working capital of NIS 347.2 million (USD 100.2 million) as of December 31, 2016. The Company believes that its working capital is sufficient for the Company's present requirements.

Trade receivables

The Company’s trade receivables balance as of December 31, 2017 was NIS 86 million (USD 24.8 million) compared to the trade receivables balance as of December 31, 2016 in the amount of NIS 80.2 million (USD 23.1 million). The average time period within which our accounts receivable was paid was 86 days in 2017 compared to 89 days in 2016.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The representative rate of the U.S. Dollar was NIS 3.467 on December 31, 2017 compared to NIS 3.845 on December 31, 2016, compared to NIS 3.902 on December 31, 2015, NIS 3.889 on December 31, 2014 and NIS 3.471 on December 31, 2013. As of April 26, 2018, the representative rate of the U.S. Dollar was NIS 3.579.

The annual rates of inflation (deflation) in Israel during the years ended December 31, 2013, 2014, 2015, 2016 and 2017 were approximately 1.8%, (0.2%), (0.1%), (0.3%) and 0.4%, respectively, while during such periods the revaluation (devaluation) of the NIS against the U.S. Dollar was approximately 7.0%, (12.1%), (0%), (1.5%) and (10%), respectively.

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

Guarantees and Pledges

Principally in connection with letters of credit issued to the Company, the Company has issued a debenture to each of Bank Leumi Le’Israel Ltd and Bank Hapoalim Ltd. The Company has pledged all of its assets (including its outstanding share capital and goodwill of the Company) in favor of Bank Leumi Le’Israel Ltd. and Bank Hapoalim Ltd. to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company’s suppliers.  Bank Leumi Le’Israel Ltd. and Bank Hapoalim Ltd. have agreed among them that the pledges subject to such debentures will rank pari passu. The outstanding amount of such letters of credit as of December 31, 2017 was approximately NIS 7.1 million (USD 2 million).

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

In June 2011, a national protest began against the rise of prices of dairy products in Israel. The national protest, as well as continued economic uncertainty, caused Israeli consumers to reduce consumption of dairy products and to demand lower prices, which resulted in decreasing the Company's revenues and profits in the second half of fiscal 2011. In the second half of 2014, cost of living protests returned to Israel, and the pressure to lower prices continued into 2017. One consequence of the protests was that the Ministry of Economy established a competitive annual process for allocating quotas for the import of duty-free hard cheese products. Candidates in the competitive process had to commit to lower sale prices to the end consumer.

The food industry is characterized by a high level of competition and limited consumer loyalty. The sector is dynamic, responding to the demands, needs and various tastes of an audience numbering millions of Israeli consumers. Various macro-economic factors and industry risks, including the rate of growth and state of the local economy, the inflation rate, the growth of the food industry, and personal consumption per capita (including available income per capita) may impact the Company's operations and profitability. According to Bank of Israel's data and macro-economic sources, in the second half of 2017, the Israeli economy grew moderately, with GDP growing at an annual rate of 3.7% in the second half of 2017, after rising in the other quarters of 2017. Ongoing private consumption continued to lead economic growth. In the labor market, employment continued to grow, with average unemployment in 2017 of 3.7%, and wages continued to rise at a moderate rate. Indicators for the end of 2017 indicated an improvement in domestic activity and exports. The business product rose in the fourth quarter of 2017 by an annual rate of 4%, following a consistent increase in the other quarters of 2017. In 2017, the NIS depreciated by 3.59% against the Euro and appreciated by 10.18% against the USD. The Bank of Israel interest rate for December 2017 remained at the low level of 0.1%, and in 2017 the CPI rose by 0.1%, and the Consumer Price Index excluding the housing component decreased by 0.3%.

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

In May 2014, the Ministry of Finance announced the implementation of a government decision to open free of duty import quotas for hard cheeses (over 6,500 tons), yogurt (over 1,500 tons) and butter and cream (together, more than 1,250 tons). This decision revoked an earlier decision which determined an import duty on these products. Pursuant to this decision, the Company and Goldfrost won quotas for imports of a variety dairy products. Another announcement of the Ministry of Finance formulated new procedures for the distribution of duty-free quotas in order to increase the efficiency of the market and in order to ensure that the benefit reaches the consumer and that the program will operate to support small dairies in order to increase competition in the domestic market. In late 2014, the Ministry of Finance announced the opening of the competitive process for hard cheese import quotas exempt from customs duties, while the winning importers would be obligated to sell products at a lower selling price to the end consumer. The Company and Goldfrost did not participate in this process. In late 2015, the Ministry of Finance announced an additional competitive process for tax free import quotas for cheeses under the same conditions to the lowest bidder for prices to the final consumers, The Company and Goldfrost received more than 1,000 tons of cheeses and 500 tons of butter for import fully exempt from customs duties in addition to other exemptions from custom duties on other products. In late 2016, the Company and Goldfrost received more than 1,450 tons of cheeses and 600 tons of butter for import fully exempt from customs duties in addition to other exemptions from custom duties on other products. In late 2017 and in the early 2018, the Company and Goldfrost received more than 1,790 tons of cheeses and 1,250 tons of butter for import fully exempt from customs duties in addition to other exemptions from custom duties on other products. The Company believes that the effect of these reductions and procedures for the Company and Goldfrost in 2018 will be material and will contribute substantially to the development and growth in a variety of sales.

E.           OFF-BALANCE SHEET ARRANGEMENTS

Not applicable.

F.           TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS

Not applicable.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          DIRECTORS AND SENIOR MANAGEMENT

The directors, executive officers and key employees of the Company as of the date of this Annual Report are as follows:

Name	Age	Position with the Company
Joseph Williger	61	Director, Co-Chairman of the Board
Zwi Williger	63	Director, Co-Chairman of the Board
Victor Bar(1)	53	Director
Sigal Grinboim (1)	52	External Director
Menashe Arnon (1)	77	External Director
Gil Hochboim	48	Director
David Donin (1)	61	Director
Michael Luboschitz	56	Chief Executive Officer
Amir Kaplan	38	Chief Financial Officer

(1)	Members of the Company’s Audit Committee

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

The business experience of each of the Directors, executive officers and key employees of the Company is set forth below:

Joseph Williger has served as the active Co-Chairman of the board of the company (together with his brother Mr. Zwi Williger) and as a director of Willi-Food the controlling shareholder of the Company since June 20, 2017 and June 12, 2017 respectively. From January 1994 until September, 2011 he served as the Chief Executive Officer of the Company and from September 2011( when he ceased serving as Chief Executive Officer of the Company)  until January, 2016 he served as president of the Company.  Mr. Williger has also served as a director of the Company since January, 1994 until January, 2016 and the Chairman of the company's subsidiaries, WFD and Gold Frost, since 1996 and 2001 until January 2016 respectively. Mr. Williger attended Business Administration studies in California State University, Northridge, Los Angeles and attended Business Administration studies in Bar Ilan University, Ramat-Gan, Israel.

Zwi Williger has served as the active Co-Chairman of the board of the company (together with his brother Mr. Joseph Williger) and as a Chairman of the board of Willi-Food the controlling shareholder of the Company since august 13, 2017 and June 12, 2017 respectively. In addition, From January 1994 until January 2016 he served as an active chairman of the board of the Company and a director and a CEO of Willi-Food the controlling shareholder of the Company. Prior to that and from inception of the Company in 1994 until 1997, he had served as a director and Manager of Marketing Development of the Company.  In addition, Mr. Williger served as Chief Operating Officer of the Company from 1997 until 2011.  Mr. Williger attended Fresno University in California.

Victor Bar, has served as independent director of the Company since June 2017. In addition, Mr. Bar is director in his own company "Victor bar consultant LTD". Since 2015 Mr. Bar providing financial and other economy services includes value estimation opinions for companies and entities.  Between 2014 and 2016, Mr. Bar served as a CFO of "Edriel Israel assets Ltd", public company traded in Tel Aviv stock exchange working in Real Eestate. Between 2011 and 2014 Mr. Bar served as CFO of "P2W Ltd" Company that working in water treatment and purification for gold mines in Africa. Between 2007 and 2011 Mr. Bar served as a CFO of "New Horizon Group Ltd" public company traded in Tel Aviv stock exchange working in Real Estate in east Europa, Latvia and U.S.A. Mr. Bar holds a B.A. in accounting and economy from Bar Ilan University and C.P.A license in Israel since 1992.

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

Gil Hochboim has served as director of the Company and Willi-Food, the controlling shareholder of the Company, since June 2017. He also serves  as a director of B.S.D, the company parent, since May 2017. Mr. Hochboim serves as a CFO at S.R. Accord Ltd, a public company active in the non-bank credit field. Mr. Hochboim served as the CEO of the Company and Willi-Food between 2011 and until 2015. Mr. Hochboim is a certified public accountant (Israel) and holds a B.A in Business Management and accounting from the Academic College of Management, Tel-Aviv, Israel.

David Donin has served as independent director of the Company since June 20, 2017. He also serves as founder and CEO of Biconix International, a business solution services company. David earned his Bachelor of Economics and Accounting from Bar Ilan University and his Master's Degree, magna cum laude, in Business Administration from Pace University in New York.

Michael Luboschitz has served as the Company Chief Executive Officer since January 1, 2018. Prior to being appointed CEO, Mr, Luboschitz served since January 2012 as the VP Commerce & Sales of S. Schestowitz Ltd., an Israeli company which represents, imports, markets and distributes international and local brands in consumer goods and cosmetic. Prior to that, from 2008 until December 2011, Mr. Luboschitz served as Chairman of the Board of Directors and CEO of MANA Ltd, an Israeli company founded by Mr. Luboschitz specializing in producing rice cakes, soup additives and a wide variety of salty snacks. In addition, Mr. Luboschitz established a culinary brand called "Master Chef". From 1984 until 2008, Mr. Luboschitz served in various positions at Sano Ltd., an Israeli company that manufactures, distributes and markets detergent products in Israel and worldwide. His last position at Sano was VP Marketing, Sales & Operation, and CEO of all of Sano's subsidiaries.

Amir Kaplan has served as Chief Financial Officer of the Company and Willi-Food since October 15 2017. Prior to being appointed CFO, Mr. Kaplan served as the CFO of RSL Electronics Ltd., an Israeli public company whose shares are traded on the Tel Aviv Stock Exchange since July 2011.Mr. Kaplan is a certified public accountant (Israel) and holds a BA (Accounting & Economic) from Haifa University and MBA (Business Administration) from Tel-Aviv University.

Termination of Office

Tim Cranko served as CEO of the Company from July 6, 2017 to December 31, 2017.

Gregory Gurtovoy, the former indirect controlling shareholder of the Company, served as a director from July 17, 2016 until June 20, 2017.

Ilan Admon  served as the active Chairman of the Board since July 17, 2016 until June 20, 2017.

Ilan Cohen served as a director of the Company from May 2014 until June 20, 2017.

Emil Budilovsky served as a director of the Company and Willi-Food from May 2014 until June 20, 2017.

B.          COMPENSATION

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2017. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with management fees, salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2017, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Name and Principal Position	Salary (1)	Social benefits (7)	Management Fees (2)	Bonus (3)	Total
	NIS Thousands
Joseph Williger (4)Co-Chairman of the board and a director of Willi-Food	-	-	495	267	762
Iram Graiver Former President of the Company and CEO of Willi-Food	506	122	-	-	628
Zwi Williger (4)Co-Chairman of the board and a chairman of the board of Willi-Food	-	-	432	168	600
Tim Cranko (5)Former CEO of the company and Willi-Food	353	83	-	-	436
Pavel Buber(6) Former Chief Financial Officer and Secretary of the Company and Willi-Food	323	75	-	-	398

(1)	The aggregate of gross monthly salaries or other payments with respect to the Company's Executive Officers and members of the Board of Directors for 2017 exclude social benefits and annual bonus.
(2)	Management fees includes also tax gross-up payments.
(3)
Annual profit-related bonuses for 2017 to Mr Zwi Williger and Joseph Williger Represents annual bonuses granted to the Covered Executive based on formulas set forth in the Company's compensation policy approved by shareholders in October 2017 (the "Amended Compensation Policy") and the agreements with each of the Covered Executive.

(4)	For additional information on Zwi Williger's and Joseph Williger's compensation arrangements with the Company, see - "Management Service Agreements" with Zwi Williger and Joseph Williger", below.
(5)	Mr. Cranko served as CEO of the Company since july 6, 2017 until December 31, 2017.
(6)	Mr. Buber served as CFO of the Company since November 15, 2015 until July 18, 2017
(7)	Social benefits including managers’ insurance, study fund, annual leave, recreation days, a vehicle cost, and mobile phone

Terms of Service of Mr. Zwi Williger and Mr. Joseph Williger

On August 13, 2017 and on August 17, 2017, the Company’s Compensation Committee and Board, respectively, unanimously approved the following terms of office of each of the co-Chairmen, which were approved by the Company's shareholders on October 17, 2017.

According to the Management Services Agreements , each of the co-Chairmen will serve as an active co-Chairman of the Board of Directors of the Company in a part time position (60% of a full-time position).

The main terms and conditions of each of the Management Services Agreement are as follows:

(a)         Monthly service fees of 60,000 (currently approximately USD 17,306) (excluding VAT).

In addition to the monthly service fees, the co-Chairman will be entitled to annual remuneration, remuneration for participation in meetings of the Board of Directors and/or its committees according the “minimum amount” as set forth in the Israeli Companies Regulations (Rules Regarding Compensation and expenses of an External Director), 5760-2000 (the “Compensation Regulations”) and in accordance with the level of equity of the Company as defined in the Compensation Regulations (as amended from time to time).

(b)         Profit Related Bonus - an annual bonus determined according to measurable quantitative criteria:

Payment of the Measurable Bonus will be subject to achieving an operating profit target before bonuses to all Company’s officers (the “Bonuses”) of at least NIS 15 million (currently approximately USD 4,326,507) (the “Minimum Operating Profit before Bonuses”).

Achieving or exceeding the Minimum Operating Profit before Bonuses the co-Chairman will entitle to receive a bonus in the following manner: (i) a Bonus of 2% of the actual operating profit before Bonuses up to and including NIS 10 million (currently approximately USD 2,884,338); (ii) a Bonus of 3% of the actual operating profit before Bonuses above NIS 10 million and up to and including NIS 15 million (currently approximately USD 4,326,507); (iii) ) a Bonus of 4% of the actual operating profit before Bonuses above NIS 15 million and up to and including NIS 20 million (currently approximately USD 5,768,676); (iv) a Bonus of 5% of actual operating profit before Bonuses exceeding NIS 20 million).

The maximum annual Measurable Bonus to be paid to the co-chairman will not exceed NIS 720 thousand (currently approximately USD 207,672).

(c)         The Company may terminate the Management Service Agreements at any time, and for any reason, by prior written notice of at least three months in the first year of acting as co-Chairman and by prior written notice of at least four months after the first year.

The co-Chairman may terminate their respective Management Service Agreement at any time, and for any reason, by prior written notice of at least three months.

During the notice period, the co-Chairman must fulfill his duties in order to ensure the continued and smooth operation of the Company, unless the Board decides to conclude his service before the end of the Notice Period.

(d)         Upon termination of Management Services Agreement by the Company, the co-Chairman will be entitled to a retirement grant in an amount equal to six (6) monthly service fees (provided that the Company did not terminate the Management Services Agreement in circumstances specified in the agreement), and three (3) monthly service fees following termination of the Management Services Agreement by the applicable co-Chairman.

The co-Chairman will be entitled to a retirement grant described above, provided the co-Chairman has been acting as co-Chairman the Company for at least one (1) year.

(e)         The Company will provide the co-Chairman with use of a vehicle, the value of which will not exceed the amount of NIS 400,000 (currently approximately USD 115,374). The Company will cover all the operating expenses of the Company car (excluding fines), including grossing up the related tax. In case, at the request of the co-Chairman, the value of the vehicle will exceed the amount of NIS 400,000, the co-Chairman will reimburse the Company with any amount exceeding NIS 400,000.

(f)          Benefits in general, including the social benefits of the co-Chairman and income tax payments, national insurance payments and other payments due to employees in respect of their employment, are to be paid for at the sole expense of the co-Chairman’s Management Company. The co-Chairman’s Management Company has undertaken to indemnify the Company with respect to any claims against the Company with respect to employer/employee relations.

Terms of Office and Employment of Iram Graiver as CEO and President

Mr. Graiver, who ended his term of office as the Company’s CEO and his term of office in Willi-Food on July 5, 2017, was entitled to receive from the Company a (gross) monthly salary of NIS 71 thousand. On November 15, 2015, the Company’s Board of Directors and the Board of Directors of Willi-Food, appointed Mr. Iram Graiver as the CEO of the Company. On July 17, 2016, the Company's Board of Directors decided to appoint Mr. Iram Graiver as President of the Company in lieu of his position as CEO, while at the same time approving, upon the recommendation of Company’s Compensation Committee of July 12, 2016 and in accordance with his terms of office and employment, a (gross) monthly salary of NIS 65 thousand, as well as other employment terms normally provided to office holders in the Group, including managers’ insurance, study fund, annual leave, recreation days, a vehicle including tax gross up, and mobile phone. After the termination of employment in the Company, the parties filed mutual claims with the Labor Court (for more information regarding mutual lawsuits filed by the company against Mr. Graiver and by Mr. Graiver against the company regarding his terms of employment see "Item 8. Legal Proceedings".

Terms of Office and Employment of Tim Cranko, CEO of the Company and Willi-Food

The Board appointed Mr. Tim Cranko as CEO effective as of July 6, 2017.

On November 28, 2017 Mr. Tim Cranko submitted a letter of resignation as CEO of the Company for personal reasons, effective as of December 31, 2017.

On August 13, 2017 and August 17, 2017, the Compensation Committee of the Company and the Board, respectively, unanimously approved the following terms of office and employment of Mr. Cranko, subject to shareholders’ approval of the Compensation Policy.

On October 17, 2017 the shareholder meeting has approved the terms of office and employment of Mr. Cranko which were effective for an indefinite period of time from the date of his appointment thereof (collectively the “Terms of Office and Employment of Mr. Cranko”):

•
Salary –for the first six (6) months, gross monthly salary of NIS 50,000 (currently approximately USD 13,960) and after six (6) months gross monthly salary of NIS 55,000 (currently approximately USD 15,360) (“Monthly Payment”);

•
Managers’ Insurance Policy - monthly payments to be made by the Company towards Mr. Cranko’s pension and compensation funds will be in accordance with Israeli law (currently approximately NIS 7500, or USD 2,100);

•
Study Fund (‘Keren Hishtalmut’) - monthly payment to be made by the Company towards Mr. Cranko’s study fund will total 7.5% of the of the sum of the Monthly Payment (currently approximately NIS 3,750 or USD 1,050);

•
Vehicle - Company will provide Mr. Cranko with a leased vehicle, the value of which will not exceed the amount of NIS 250,000 (currently approximately USD 69,800). The Company will cover all the operating expenses of the Company car (excluding fines). Mr. Cranko will bear all related tax (known in Hebrew as ‘Shovi Rechev’);

•	Vacation Days - 22 vacation days per year, during which Mr. Cranko will not provide services to the Company;

•	Convalescence and Illness - in accordance with applicable Israeli law; and

•	Profit Related Bonus - an annual bonus determined according to measurable quantitative criteria (the “Measurable Bonus”).

The Measurable Bonus mechanism:

Payment of the Measurable Bonus will be subject to achieving the Minimum Operating Profit before Bonuses.

Achieving or exceeding the Minimum Operating Profit before Bonuses, will entitle Mr. Cranko to receive a bonus in the following manner: (i) a Bonus of 0.5% of the actual operating profit before Bonuses up to and including the Minimum Operating Profit before Bonuses; and (ii) a Bonus of 0.75% of the actual operating profit before Bonuses exceeding the Minimum Operating Profit before Bonuses.

The maximum annual Measurable Bonus to be paid to Mr. Cranko will not exceed six (6) monthly payments.

•
Equity based compensation - in the event the Company will decide to grant equity-based compensation, the Company may grant Mr. Cranko Company securities as determined by the Company’s organs and subject to the receipt of all approvals required by the applicable law.

•	Termination, Notice Period and Retirement Term -

•	Each of the Company and Mr. Cranko may terminate Mr. Cranko’s employment at any time, and for any reason, by prior written notice of:

30 days in the first six months of employment, 60 days during the period of two (2) years following the first six months and 90 days after 30 months of employment (the “Notice Period”). During the Notice Period Mr. Cranko must fulfill his duties in order to ensure the continued and smooth operation of the Company, as well as the handing over of Mr. Cranko’s duties to such person(s) as will be designated by the Board, unless the Board decides to conclude his service before the end of the Notice Period.

Provided Mr. Cranko has completed 2.5 years of employment and provided the Company did not terminate Mr. Cranko’s employment in circumstances specified in the agreement, and subject to the fulfillment of Mr. Cranko’s duties (unless the Board decides to terminate his service before the end of the Notice Period), upon termination of Mr. Cranko's employment, Mr. Cranko will be entitled to a retirement grant in an amount one (1) Monthly Payment.

•
The Company may terminate Mr. Cranko’s employment immediately, without any advance notice or obligation to pay any sum as would have been payable to Mr. Cranko in respect of the Notice Period (including retirement grant), if termination is for cause.

•
Mr. Cranko will be included in the D&O insurance policy available to the Company and its subsidiaries under the same terms as other officers of the Company, and he will be entitled to an exemption and indemnification letter, which is identical to the form of exemption and indemnification that was approved by the General Meeting of Shareholders on July 20, 2005 for all directors and officers.

Terms of Office and Employment of Pavel Buber, CFO and Secretary of the Company and Willi-Food

Through the end of his term of office on July 18, 2017, Mr. Buber was entitled to receive from the company a gross monthly salary of NIS 33 thousand, as well as other employment terms normally provided to office holders in the Group, including managers’ insurance, study fund, annual leave, recreation days, a vehicle, mobile phone and 13th salary.

Terms of Office and Employment of Michael Luboschitz as the Company's Chief Executive Officer

The terms of office of Mr. Luboschitz are similar in terms of the cost for the company to those of the previous CEO of the Company, Mr. Tim Cranko, as approved by the shareholders in October 17, 2017 and will be brought for approval by the shareholders at the next shareholders meeting of the Company.

On December 13, 2017, the Company's board of directors as well as Willi-Food’s board of directors approved the appointment of Mr. Luboschitz as CEO of the Company and of Willi-Food, effective as of January 1, 2018.

According to the Management Services Agreements, Mr. Luboschitz will serve as CEO of the Company in a full-time position.

The main terms and conditions of Mr. Luboschitz of the Management Services Agreement are as follows:

•	Monthly service fees of NIS 78,000 (currently approximately USD 22,498) (excluding VAT).

•	Profit Related Bonus - an annual bonus determined according to measureable quantitative criteria (the “Measureable Bonus”).

The Measureable Bonus mechanism: Payment of the Measureable Bonus will be subject to achieving the Minimum Operating Profit before Bonuses.

 Achieving or exceeding the Minimum Operating Profit before Bonuses, will entitle Mr. Luboschitz to receive a bonus in the following manner: (i) a Bonus of 0.5% of the actual operating profit before Bonuses up to and including the Minimum Operating Profit before Bonuses; and (ii) a Bonus of 0.75% of the actual operating profit before Bonuses exceeding the Minimum Operating Profit before Bonuses.

 The maximum annual Measurable Bonus to be paid to Mr. Luboschitz will not exceed NIS 330,000 (currently approximately USD 95,183) (excluding VAT).

•
Equity based compensation - in the event the Company will decide to grant equity-based compensation, the Company may grant Mr. Luboschitz Company securities as determined by the Company’s organs and subject to the receipt of all approvals required by the applicable law.

•	Termination, Notice Period and Retirement Term -

Each of the Company and Mr. Luboschitz may terminate Mr. Luboschitz’s employment at any time, and for any reason, by prior written notice of 60 days. Notwithstanding in the first six months of employment, the company could terminate the agreement at any time, and for any reason, by prior written notice of 30 days. During the Notice Period Mr. Luboschitz must fulfill his duties in order to ensure the continued and smooth operation of the Company, as well as the handing over of Mr. Luboschitz’s duties to such person(s) as will be designated by the Board, unless the Board decides to conclude his service before the end of the Notice Period.

•
The Company may terminate Mr. Luboschitz’s employment immediately, without any advance notice or obligation to pay any sum as would have been payable to Mr. Luboschitz in respect of the Notice Period (including retirement grant), if termination is for cause’.

•
Mr. Luboschitz will be included in the D&O insurance policy available to the Company and its subsidiaries under the same terms as other officers of the Company, and he will be entitled to an exemption and indemnification letter, which is identical to the form of exemption and indemnification that was approved by the General Meeting of Shareholders on July 20, 2005 for all directors and officers.

Aggregate Compensation of Directors and Officers

The aggregate compensation paid by the Company to its directors and officers as a group for the fiscal year 2017 was approximately NIS 5.2 million (USD 1.5 million), excluding bonuses in an aggregate amount of approximately NIS 435 thousands (USD 125 thousands) paid to  Messrs. Joseph and Zwi Williger. These amounts include all contingent or deferred compensation payable to directors or officers during fiscal 2017. These amounts also include payments to non-executive directors in the aggregate amount of approximately NIS 429 thousand (USD 124 thousand) during fiscal 2017.

The foregoing include amounts expended by the Company for motor vehicles made available to its officers. The Company provides motor vehicles to key employees and certain officers, at the Company’s expense.

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

On August 21, 2014, the General Meeting of the Shareholders approved the extension of the Management Services Agreements above, for three years, from August 21, 2014 until August 20, 2017.

On January 13, 2016, shareholders approved certain terms in a termination agreement, dated November 12, 2015, between the Company and companies controlled by each of Messrs. Zwi and Joseph Williger, with the purpose of terminating of the Management Services Agreements (the "Termination Agreement") (see also “Item 6 B -"Termination Agreement").

On August 13, 2017 and on August 17, 2017, the Company’s Compensation Committee and Board, respectively, unanimously approved the terms of office of each of the co-Chairmen Zwi and Joseph Williger, which were approved by the Company's shareholders on October 17, 2017. (See also “Item 6 A-"Directors and senior management"- "Terms of Service of Mr. Zwi Williger and Mr. Joseph Williger")

Compensation Policy

Pursuant to Amendment No. 20 to the Companies Law and following approval of the Compensation Committee and Board, a Compensation Policy was approved by shareholders on November 28, 2013 and a revised Compensation Policy was approved by shareholder on October 17, 2017 (the "2017 Compensation Policy").  The objective of the 2017 Compensation Policy is to achieve the goals and work plans of the Company, including its long-term best interests by: (i) creating a reasonable and appropriate set of incentives for the Company’s executives; (ii) providing the tools necessary for recruiting, motivating and retaining talented and skilled executives; (iii) putting an emphasis on performance based compensation; and (iv) creating proper balance between the various compensation components (such as fixed versus variable components and short-term versus long-term).

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

Audit Committee

Nasdaq Requirements

Our ordinary shares are listed for quotation on the Nasdaq Capital Market, and we are subject to the rules of the Nasdaq Capital Market applicable to listed companies.  Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Sigal Grinboim (Chair), Menashe Arnon, Victor Bar and David Donin qualify as independent directors under the Nasdaq requirements and are members of the Audit Committee. The role of the audit committee for Nasdaq purposes includes assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the Company's accounting, auditing and reporting practices.

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

Compensation Committee

Companies Law Requirements

Sigal Grinboim (Chair), Menashe Arnon and Victor Bar are members of the Board’s Compensation Committee. All of our Compensation Committee members have been determined to be eligible to be members of a compensation committee in accordance with the recent amendments to the Companies Law.

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

4)	in certain situations, described in the Companies Law, to determine whether to exempt the approval of terms of office of the CEO of the company from the requirement to obtain shareholder approval.

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

Internal Auditor

Under the Israeli Companies Law, Israeli companies whose securities are publicly traded are also required to appoint an internal auditor, as recommended by the audit committee.  The role of the internal controller is to examine, inter alia, whether the Company’s actions comply with the law, integrity and orderly business procedures. Mr. Doron Yunisy, the internal auditor, works in accordance with an annual audit plan approved by the Audit Committee.

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

All current officers and directors of the Company have received exemption and indemnification letters including Joseph Williger and Zwi Williger.
Directors and officers liability insurance policy

In accordance with the Companies Law, an agreement with a controlling shareholder, such as the Company's directors' and officers' liability insurance policy for its controlling shareholders, must be approved every three years by the Company’s Audit Committee or Compensation Committee (as the case may be), Board of Directors and by a special majority of the General Meeting of Shareholders, unless approved in accordance with Article 1B(5) of the Israeli Companies Regulations (Relief with Respect to Transactions with Interested Parties), 2000 (the “Relief Regulations”). On October 17, 2017 the General Meeting of Shareholders approved an insurance policy for Zwi Williger and Joseph Williger for a three years period which is on the same terms such policy applies to the other directors and officers of the Company

Approval of Related Party Transactions under the Israeli Companies Law

Office Holders

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined as a general manager, chief executive officer, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title and director or manager directly subordinate to the general manager. Each person listed in the table under "Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” is an office holder under the Companies Law.

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

Compensation. The Companies Law requires that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. Similarly, the terms of service and engagement of any officer other than the CEO must receive the approval of the compensation committee and board of directors. However, shareholder approval is only required if the compensation of such officer other than the CEO is not in accordance with the compensation policy. This compensation policy is required to take into account, among other things, providing proper incentives to directors and officers, taking into account the risk management of the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director. Following the approval of the Compensation Committee and Board, a newly revised  Compensation Policy was approved by the shareholders on October 17, 2017 at a special meeting of shareholders.  For more information on the Company's Compensation Policy, see " – B. Compensation". In accordance with the Companies Law, as amended, the compensation policy must be re-approved every three years, in the manner described above. The Compensation Committee is responsible for reviewing from time to time the compensation policy and determining whether or not there are any circumstances that require adjustments to the current compensation policy.

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

As of April 29, 2018, the Company is a "public pyramid held company", with the parent Company, Willi-Food, a public company traded on the Tel-Aviv Stock Exchange, and BSD, Willi-Food's parent company, a public company traded on the London Stock Exchange.

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

D.          EMPLOYEES

As of December 31, 2017, the Company, including its subsidiaries, employed a total of 137 persons (all of them are located in Israel), four of whom were in management, 30 of whom were in accounting and importing positions, 30 of whom were involved in the Company's sales and marketing departments and 73 of whom were employed in logistics networks (warehousing and transportation). This compares with 131 employees as of December 31, 2016, seven of whom were in management, 24 of whom were in accounting and importing positions, 30 of whom were involved in the Company's sales and marketing departments and 70 of whom were employed in logistics networks (warehousing and transportation).

As of December 31, 2017, and 2016, four additional employees (stewards and sales people) were engaged on an hourly basis. Other employees were supplied by temporary manpower companies, on as needed bases.

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

 The Extension Order for Mandatory Pension Insurance and the Extension Order for Increasing the Allocations to Pension Insurance (the "Extension Orders") that applies to the Company requires the maintenance of pension insurance for the benefit of its employees (the "Pension Insurance"). The Extension Orders settles the contribution of certain percentages of the employee's monthly insured salary to a Pension Insurance that may be one of two types: pension fund or insurance fund. The contribution is made by both the Company and its employees.

 Each month the employee contributes an amount equals to 6% of his insured salary, and the Company contributes an additional amount equals to 12.5% or 14.83% of the employee's insured salary. The contributions made by the Company to the pension fund cover 72% or 100% of the Company's severance liability towards its employees in case of termination (the differences in coverage depends on the amount the Company contributes to the severance part of the Pension Insurance). In the event that the Company contributes amounts to the severance part of the pension insurance that cover only 72% of the Company's severance liability, then in the case of  termination of employment relations that entitle the employee to a payment of full severance pay under the law, the Company pays to the employee a supplementary payment. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (which is similar, to some extent, to the United States Social Security Administration). The payments thereto amount to 6.95% to 18.75% of wages; the employee’s share being 3.5% to 12% (depending on the marginal level of wages) and the employer’s share being 3.45% to 6.75%.

SHARE OWNERSHIP

For information regarding the share ownership of Directors and Officers of the Company see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”.

Employee Share Option Plans

In previous years, the Company adopted plans to award options to buy Company's shares and shares of Willi-Food to senior office holders and to Company’s employees. From December 2015 and as of the date of this Annual Report, the Company does not have any active options award plans and no options are exercisable into Company shares by any Company's officer or Company's employee.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          MAJOR SHAREHOLDERS

The following table sets forth, as of April 29, 2018, the number of Ordinary Shares beneficially owned by each shareholder known to the Company to own more than 5% of the Ordinary Shares and (ii) all directors and officers as a group. The information presented in the table is based on 13,240,913 Ordinary Shares outstanding as of April 29, 2018.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi-Food Investments Ltd. (1)	8,200,542	61.93%
B.S.D. Crown Ltd. (2)	8,971,617	67.76%
Joseph and Zwi Williger (3) (4)	8,971,617	67.76%

Brian Gaines (5)	1,289,005	9.73%

(1)	Willi-Food’s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi-Food are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne, 8122216 Israel.

(2)
Includes (i) 8,200,542 Ordinary Shares held by Willi-Food, and (ii) 771,075 Ordinary Shares held by B.S.D. Crown Ltd. ("BSD"). Willi-Food is controlled by its majority shareholder, BSD, and BSD may be deemed to beneficially own all of the shares owned by Willi-Food.

(3)
Willi-Food is controlled by its majority shareholder, BSD, which directly owns 771,075 Ordinary Shares of the Company.  BSD is controlled by Joseph Williger, who owns through YMDHI (a company held 100% by him) 18.18% of BSD's outstanding shares (excluding dormant shares), and owns through YWMI (a company held 100% by him) 9.02% of BSD's outstanding shares (excluding dormant shares), and collectively 27.20% of BSD's outstanding shares (excluding dormant shares) and holds the right to vote those shares.  In addition, Zwi Williger owns 12.02% of BSD's outstanding shares (excluding dormant shares) and holds the right to vote those shares, which if combined with Joseph Williger holdings', constitutes a 39.22% holdings of BSD. In addition, Joseph Williger owns directly 12,000 Ordinary shares of the Company, and Zwi Williger owns directly 183,995 ordinary shares of the Company. Accordingly, Joseph Williger and Zwi Williger may each be deemed to beneficially own 9,167,612 Ordinary Shares (comprised of 8,200,542 Ordinary Shares held directly by Willi-Food, 771,075 Ordinary Shares held directly by BSD, 12,000 shares held directly by Joseph Williger and 183,995 shares held by Zwi Williger), or approximately 69.23% of the outstanding Ordinary Shares. Based on a Schedule 13D filed on August 3, 2017, Joseph Williger and Zwi Williger may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act; however, Zwi Williger and Joseph Williger have not acted in concert in connection with the transactions described herein and have not been, nor are they currently, parties to any voting or other arrangement with respect to their holdings in BSD, and they disclaim the existence of any such group.

(4)	Based on information provided to us, all of the Company's directors and officers as a group hold 9,167,612 Ordinary Shares representing 69.35% of our total shares outstanding.

(5)
Based on a Schedule 13G filed February 13, 2018, this amount consists of 1,120,455 Ordinary Shares (representing 8.46% of our total shares outstanding) directly held by Springhouse Capital (Master), L.P. (the "Fund"), and 128,959 Ordinary Shares owned by Mr. Gaines for his own account and an additional 39,951 Ordinary Shares held by immediate family members in accounts Mr. Gaines controls, and that Mr. Gaines may be deemed to beneficially own(in total representing 1.27% of our total shares outstanding). Mr. Gaines serves as managing member of Springhouse Capital Management G.P., LLC ("Springhouse") and as a director of Springhouse Asset Management, Ltd. (the "General Partner") and, as a result, may be deemed to beneficially own shares owned by the Fund. Springhouse is the general partner of Springhouse Capital Management, L.P. ("Management") and, as a result, may be deemed to beneficially own shares owned by the Fund. Management is the investment manager of the Fund and as a result, may be deemed to beneficially own shares owned by the Fund. The General Partner is the general partner of the Fund, and, as a result, may be deemed to beneficially own shares owned by the Fund.

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

On May 5, 2017, following a court proceeding in the District Court of Tel-Aviv in which the court permitted the trustee to vote the B.S.D Trustee Shares independently at his discretion, a special meeting of the shareholders of BSD appointed three directors to the Board of Directors of BSD as nominated by Joseph Williger and the termination of the term of office of all then current directors of BSD other than the external director who remained in office. After such appointments, Joseph Williger gained effective control of the Board of Directors of BSD. The trustee did not vote the B.S.D Trustee Shares at such meeting. There is currently an ongoing court proceeding to determine whether the trustee has a permanent right to vote the B.S.D Trustee Shares at his discretion.

On June 11, 2017, following a court proceeding in the District Court of Tel-Aviv in which the court ordered that a shareholders meeting be held in the parent company prior to the convening of a shareholders meeting of the Company, a special meeting of the parent company shareholders approved the appointment of the following BSD nominated directors: Mr. Zwi Williger, Mr. Yoseph Williger, Mr. Kobi Navon and Mr. Benzi Sao; and the termination of the term of office of all then current directors of the parent company (Mr. Gregory Gurtovoy, Mr. Ilan Admon, Ms. Shalhevet Hasdiel, Mr. Eli Arad and Arik Safran) other than the external directors of the parent company (Mrs. Ronit Zalman Malach and Mr. Ziv Ironi) who remained in office.

On June 20, 2017, an Annual and Special Meeting of Shareholders of the Company approved the appointment of the following directors: Mr. Yoseph Williger, Mr. Zwi Williger, Mr. Gil Hochboim and Mr. David Donin. and the termination of the term of office of all then current directors of the company (Mr. Gregory Gurtovoy, Mr. Ilan Admon, Mr. Ilan Cohen, and Mr. Emil Bodilovski) other than the external directors of the parent company (Mrs. Sigal Grinboim and Mr. Menashe Arnon) who remained in office. On June 20, 2017 the board of directors approved the appointment of Mr. Victor Bar as a director.

All of the shareholders of the Company (including Willi-Food) have the same number of votes for each Ordinary Share held. Accordingly, the major shareholder of the Company, Willi-Food, does not have voting rights that are different from those of the Company’s other shareholders. The Company believes that, as April 29, 2018, 3,386,136 Ordinary Shares (approximately 25.57% of its outstanding Ordinary Shares) were held by persons who were not officers, Directors or the owners of 5% or more of the Company's outstanding Ordinary Shares. As of April 29, 2018, there were 14 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record, including a part of the Company’s shares held by Willi-Food through brokers, represented as of April 29, 2018 approximately 74.32% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

B.          RELATED PARTY TRANSACTIONS

Management Service Agreements.

For information regarding Management Services Agreements with Messrs. Zwi and Joseph Williger through Williger Management Companies, see "Item 6. Directors, Senior Management and Employees – B. Compensation – Management Service Agreements".

Termination of Management Service Agreements

On January 13, 2016, shareholders approved certain terms in a termination agreement, dated November 12, 2015, between the Company and companies controlled by each of Messrs. Zwi and Joseph Williger, with the purpose of terminating of the Management Services Agreements (the "Termination Agreement").

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

·
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

·
Messrs. Zwi and Joseph Williger are restricted from competing with the Company, either directly or indirectly, for a period of 12 months commencing upon expiration of the Notice Period, subject to exceptions as set out in the Termination Agreement;

·
Subject to the full and timely satisfaction of all of the Company's undertakings and obligations set forth in the Termination Agreement, each of Mr. Zwi Williger, Mr. Joseph Williger and the Williger Management Companies, irrevocably waives, completely releases and forever discharges the Company and its shareholders (includes the Company's controlling shareholders), subsidiaries, affiliates, officers, directors, and others from any and all claims, rights, demands, actions, obligations and causes of action, known or unknown, which they directly or through the Company may now have or may have against such party, including but without limitation also with regard to that certain agreement dated March 2, 2014, by and among B.S.D Crown Ltd., the Williger Management Companies, Y.M. Dekel-Holdings and Investments Ltd., and Mr. Joseph Williger, subject to exceptions as set out in the Termination Agreement (the "Willifood Controlling Stake Purchase Agreement");

·
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

·
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

The terms of the Termination Agreement that had not previously been approved by the shareholders and that were subject to shareholder approval were as follows (the "Termination Agreement Terms to be Approved by Shareholders"):

·	The payment of a retirement bonus in the amount of NIS 1,670 thousand (excluding VAT) (approximately USD 428 thousand) to each of the Williger Management Companies;

·	The payment of an Annual Bonus (for 2015 and 2016) in the amount of NIS 2,000 thousand (excluding VAT) (approximately USD 513 thousand) to each of the Williger Management Companies;

·	The acceleration of the Retirement Payments to the later of December 31, 2015 or three business days following shareholder approval;

·
The purchase of run–off insurance coverage with respect to the liability of Mr. Zwi Williger and Mr. Joseph Williger as directors and officers of the Company (as detailed in section 7 of the Termination Agreement); and

·	Obtaining the Waiver.

In addition, on November 12, 2015, Mr. Gregory Gurtovoy, the Company's then indirect controlling shareholder and Co-Chairman of the Board of Directors of the Company, signed a personal undertaking in favor of Messrs. Zwi and Joseph Williger and the Williger Management Companies, effective upon shareholders' approval of certain terms of the Termination Agreement, to guarantee the payment of approximately USD 1.6 million in connection with the exercise of a put option granted to Messrs. Zwi and Joseph Williger and the Williger Management Companies by BSD as part of the terms of the Willi-Food Controlling Stake Purchase Agreement.

On August 13, 2017 and on August 17, 2017, the Company’s Compensation Committee and Board, respectively, unanimously approved a new management agreement to each of the co-Chairmen, which were approved by the Company's shareholders on October 17, 2017. For information regarding Management Services Agreements with Messrs. Zwi and Joseph Williger through Williger Management Companies, see "Item 6. Directors, Senior Management and Employees – B. Compensation – Management Service Agreements".

Services to Willi-Food

The Company has been providing certain services to Willi-Food on an on-going basis since the Company’s commencement of operations, including office space and certain management, financial and administrative services.  Effective May 19, 1997, the effective date of the Company’s initial public offering, the Company entered into a service agreement with Willi-Food. This agreement was updated on October 2, 2017.

Pursuant to this agreement, Willi-Food is entitled to manage its operations from the Company’s executive offices in Yavne, including use of an office space and facilities and certain management, financial, accounting, legal, administrative and secretarial services.

Pursuant to this agreement, Willi-Food is to pay the Company a monthly amount of NIS 10,000 for these services and for external services that are provided at the same time to the Company and to the subsidiary by the same third party, such as legal services, auditing services, etc., but excluding unique and specific services that are provided to the Company or to Willi-Food. This agreement will be effective for a three-year period through October 18, 2020.

In light of the enactment of Amendment No. 16, an agreement with a controlling shareholder, such as the Company's service agreement with Willi-Food, must be approved every three years by the Audit Committee, Board of Directors and by a special majority of the General Meeting of Shareholders. Willi-Food is the parent company of the Company and is the controlling shareholder of the Company. On October 18, 2017 following the unanimous approval of the Company's Audit Committee and Board of Directors, the General Meeting of Shareholders of the Company approved the extension of the above service agreement, for a three-year period ending October 18, 2020.

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

Pursuant to the Sale Agreement, Willi-Food agreed to purchase the food products from the Company at a price list to be determined and calculated based on the Company's aggregate cost plus an amount equal to 21% of the Company's aggregate cost. Payment for the food products is to be provided by Willi-Food to the Company within 75 days of supply. In consideration for advertising and branding the Company's brands, Willi-Food is entitled to a monthly credit of NIS 15,000 (USD 4,326) per store. Pursuant to the Sale Agreement, the Company has agreed to participate in discount sale promotions for certain food products performed by Willi-Food twice a year (Passover and the “High Holidays”) in the total amount of NIS 50,000 (USD 14,422) per store for each discount sale promotion. The Company has no obligation to participate in any other discount sale promotions by Willi-Food. The Company will make a one-time payment to Willi-Food for the store shelf and refrigerator space in the amount of NIS 120,000 (USD 34,612) per store. The Company will contribute to the expenses of Willi-Food for arranging the food products on the store shelves in an amount equal to 3% of the total monthly purchases made by Willi-Food and Willi-Food would be entitled to a year-end bonus equal to 5% of Willi-Food's total yearly purchases from the Company. Willi-Food would have full right to return all of the food products to the Company.

The Sale Agreement was originally for a period of three years commencing on July 24, 2012. On August 21, 2014, the general meeting of the Company approved the extension of the duration of said agreement for a period of three additional years.   In July, 2017, Willi-Food closed the store and the agreement expired.

C.          INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.          CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this report, beginning on page F-1.

Dividend Policy

On November 22, 2016, the Company announced that it had adopted a dividend policy of issuing a regular annual dividend at a rate of at least 25% of its annual after-tax revenues (out of earnings generated after December 31, 2013). In accordance with the new dividend policy, the Company also announced that its Board of Directors declared a regular annual cash dividend of $0.3776 per share payable on December 21, 2016 to shareholders of record at the close of business on December 8, 2016.On April 29, 2018, the board of directors decided to suspend the dividend policy and to consider adoption of a new policy in the future.

The Company may change its cash dividend policy in the future, depending on its financial and operational condition and on its expansion strategy.

Legal Proceedings

(1)
On July 23, 2017, Mr. Iram Graiver, former CEO of the Company and Willi-Food (hereinafter - “Mr. Graiver”) filed a lawsuit to the Regional Labor Court in Tel Aviv Jaffa (hereinafter - “the Labor Court”) claiming payment of social rights and different compensations at the total amount of NIS 2,377,305 (USD 686 thousand). On November 26, 2017, the Company filed a statement of defense. On July 27, 2017, the company filed a lawsuit to the Labor Court against Mr. Graiver, demanding that he repays funds that he has taken unlawfully from the Company, amounting to NIS 1,694,325. According to the Company, throughout his term of employment as an office holder in the Company, the defendant has unlawfully taken from the company salary, bonus in respect of 2016 and reimbursement of expenses. According to the Company, Mr. Graiver has done so while breaching his fiduciary duty and his duty of care towards the Company as well as the cogent provisions of the Companies Law, 5759-1999, whereby it is mandatory that payments of the type taken from the Company by Mr. Graiver are approved by the General Meeting of the Company’s shareholders; according to the Company, Mr. Graiver has not obtained such an approval. On November 26, 2017, Mr. Graiver filed a statement of defense. On November 2, 2017, a resolution was issued to join the hearings pertaining to the two proceedings described above. A preliminary hearing was held on March 7, 2018. Mr. Graiver and the Company are expected to provide their documents disclosure affidavits on May 8, 2018. At this preliminary stage of the proceedings, it is not yet possible to assess the result of the proceedings.

(2)
In January 2015, a lawsuit was lodged in the court of first instance in Valencia, Spain against Gold Frost Ltd. (hereinafter – “Gold Frost”) and against the Company (hereinafter – “the Companies”) by a Spanish food manufacturer (hereinafter – “the Plaintiff”), with whom the Companies entered into an agreement for the production of Kosher food products in Spain and for the sale of these products by Gold Frost. The lawsuit was lodged in connection with a financial dispute in respect of a debt which was allegedly not paid to the Plaintiff; the Plaintiff also demands that the Companies compensate it for products it had produced and which, according to the statement of claim, were not collected by the Companies, and as a result the Plaintiff had to destroy them.

On July 7, 2015, the Companies were served by post with judicial documents in the Spanish language. These judicial documents pertained to service of a legal procedure in the court of first instance in Valencia. A further service of process was carried out in December 2015. In this case as well, the judicial documents were in the Spanish language.

On March 3, 2016, the court of first instance in Valencia, Spain approved the lawsuit against the Companies in an ex parte proceeding and ruled payment by the Companies of app. € 530 thousand (hereinafter – “Spanish Ruling”). In April 2016, the Companies received the Spanish Ruling in the Spanish language as well as a translation of the Spanish Ruling into English. In December 2017, an enforcement order in the Spanish language was received at the Company’s offices. In the order, which was issued on November 22, 2017, the Companies are asked to provide details of assets and/or bank accounts for the purpose of enforcing the ruling in Spain.

The Company and its legal advisors are of the opinion that the Companies have grounds to demand the cancellation of the Spanish Ruling due to the fact that the judicial documents were served in the Spanish language, and due to the fact that the Plaintiff did not pursue the procedure set in the agreement between the parties, whereby disputes will be resolved in accordance with international law by an arbitrator that will be agreed upon by both parties.

As of the date of April 29, 2018, the Companies hired the services of a Spanish attorney in order to file a demand for the cancellation of the Spanish Ruling based on the aforesaid claims. If the claim of unlawful service of process and the claim in which the Plaintiff’s ignoring the arbitration procedure are rejected by the court in Spain, and if the Plaintiff will file an application to enforce the ruling in Israel, the Company may object to enforcement of the Spanish Ruling in Israel based on those claims. The Company also believes that it has good defenses against the claims made in the lawsuit, should the Plaintiff lodge a lawsuit in Israel, or if the parties ask an agreed-upon arbitrator to resolve the dispute as set out in the agreement signed between the parties in 2011.

In view of the above, Company’s management is of the opinion that disclosure provided in the financial statements and in the notes to the financial statements in respect of the Spanish Ruling is sufficient.

(3)
In December 2013, December 2014 and April 2016, the Company was served with lawsuits and motions to certify them as class action lawsuits in accordance with the Israeli Class Action Claims Law, 5766 – 2006, whose subject matter and cause of action, according to what is claimed, is the improper marketing of products which the Company imports and sells in a manner which allegedly misleads the consumers. The class which the petitioning plaintiffs wish to represent is every resident of Israel who purchased the above-mentioned Company products. The amount of the lawsuits, if successful, is estimated by the plaintiffs in approximately NIS 40 million. On September 23, 2016, the parties submitted a stipulation of discontinuance, thereby ending the litigation.

(4)
A lawsuit and a motion to approve it as class action was filed on July 5, 2017, against Willi-Food to the Central District Court for allegedly not complying with the food labelling regulations in connection with one of its products and thereby misleading consumers. The amount specified in the lawsuit is NIS 4 million. The Company and the plaintiff reached a settlement agreement whereby the plaintiff will withdraw the lawsuit and it will be stricken out at a cost which is immaterial to the Company. On November 23, 2017, the Court approved the compromise, thereby ending the litigation.

(5)
A lawsuit and a motion to approve it as class action was filed on July 23, 2017, against Willi-Food and against two other companies to the Central District Court for allegedly not complying with the food labelling regulations in connection with one of its products and thereby misleading consumers. The amounts specified in the lawsuit is NIS 3 million (and no specific amount was attributed to any of the defendants), since according to the plaintiff, he does not have any data regarding the scope of marketing of the product, which is the subject matter of the motion. The Company and the plaintiff reached a settlement agreement whereby the plaintiff will withdraw the lawsuit and it will be stricken out without consideration. On November 24, 2017, the Court approved the settlement agreement, thereby ending the litigation.

(6)
In October 2013, the Company filed a lawsuit in the Magistrate Court in Rishon Letziyon against the Customs and VAT Division of the State of Israel in which it sought a declaratory judgment in order to cancel a charge notice issued by the Central Customs Office to the Company (hereinafter in this subsection – the "Charge Notice"). In the Charge Notice, it was claimed that the Company did not add costs which it defrayed for kosher certification for the food products to the value for tax purposes of shipments of foodstuffs that it imported. The customs amount demanded in the Charge Notice related to seven years prior to such Charge Notice and was for a total amount of approximately NIS 150,000. According to legal advisors, the Company has a marginal chance of canceling the fine, and therefore a partial provision has been made in the Company's financial statements. In June 2014 and August 2015, an Israeli District Court denied appeals in similar cases by other food products companies. On December 2, 2015, the Israeli Supreme Court denied motions to appeal those District Court decisions, thus confirming those judgments. In light of this, the chances that the Company's lawsuit will succeed appear to be very low, and the Company reached an agreement with the Tax Authority that its lawsuit would be withdrawn without order for costs. The Company recognized expenditures with respect to the costs of kosher certification in the amount of approximately NIS 0.6 million in its 2015 financial statements. On February 2, 2016, the Company paid the entire shortfall amount including interest, linkage, and VAT, in an amount of approximately NIS 0.8 million.

(7)
On November 14, 2016, Green Cola Hellas S.A. (in this section - the “Plaintiff”) filed a claim against the Company in the Magistrates Court of Kfar Saba as a summary proceeding. The claim alleges breach of contract by the Company, in that, according to the Plaintiff, the Company failed to pay consideration for products provided to it by the Plaintiff. The amount of the claim is NIS 201,025. On June 6, 2017, the court approved a settlement reached by the Company and the Plaintiff in which the Company paid to the Plaintiff an immaterial amount.

(8)
On February 17, 2016, a search was conducted in the offices of the Company, Willi-Food, BSD, and BGI (collectively, the “Group”) by the Israeli Securities Authority (the “ISA”), during which various documents and computers were taken from the Group's offices ("the Investigation"). A number of executives in the Group were investigated by the ISA, and Mr. Gurtovoy, a former member of the Company's board of directors and the Company's former indirect controlling shareholder, was detained for interrogation by the ISA for three days, after which he was placed under house arrest for a period of two weeks (which has since ended) on the suspicion of crimes of fraudulent acquisitions under aggravating circumstances, falsifying corporate documents, fraud, breach of fiduciary duty in a corporation, money laundering, and misleading reporting. On February 18, 2016, the trade of the Company's ordinary shares was halted by Nasdaq following announcement by the Company of the ISA investigation. To the best knowledge of the Company's management, the investigation by the ISA relates to an investment of approximately USD 3 million (the “Investment”) made during January 2016 in the form of bonds of a European company (the "Issuer") which allegedly served as a collateral to a loan obtained by Mr. Gurovoy or another individual, and which was unrelated to the Company's operations. The Investment was carried out by B.H.W.F.I Ltd., a wholly owned subsidiary of the Company (“BHWFI”), pursuant to subscription forms to purchase 300 bonds (225 actually purchased) with a nominal value of USD 10,000 each (“Subscription Forms”). The Bonds bear an annual interest rate of 6%, payable semi-annually on September 30 and December 31 of each year as of the issue date until the final maturity date of December 31, 2018. The issuer has the right to repay the Bonds with prior notice of 30 days without penalty. Trading of the Company's ordinary shares on the Nasdaq Capital Market resumed on April 7, 2016. On June 30, 2016, the Issuer paid the first interest on account of the bond actually purchased by BHFWI in accordance with the terms thereof. On December 30, 2016, BHWFI and the Issuer signed an agreement (the “Agreement”) for an early redemption of the bonds for a total of USD 1.8 million that was to be paid by February 15, 2017.  Similarly, as part of the terms of the Agreement, the Issuer waived all its claims against BHWFI, including an alleged obligation to make an additional investment in bonds up to an aggregate amount of USD 5 million (as stated above, an amount of USD 2.25 million was invested in the past). On March 21, 2017, a first payment in the amount of USD 200 thousand was received by the Company. Due to an uncertainty related to the collection of the remaining USD 1.6 million debt, the Company made a non-cash provision in the amount of the unpaid debt as of December 31, 2016. On July 6, 2017, a second payment in the amount of USD 400 thousand was received by the Company. On March 26, 2018, a third payment in the amount of USD 1,145 thousand was received by the Company. On January 15, 2018 the District Attorney's Office (Taxation and Economics) has submitted an indictment against Mr. Alexander Granovskyi and Mr. Gregory Gurtovoy, former (indirect) controlling shareholders and officers of Willi-Food and of companies under Willi-Food's control, and against Joseph Schneerson, former director of Willi-Food and of companies under Willi-Food's control (collectively, the "Defendants"). The Defendants are accused of offenses under the Israeli Securities Law and the Israeli Penal Law, including reporting offenses, fraudulent receipt, false registration in corporate documents, offenses by managers and employees in the corporation, fraud and breach of trust in the corporation and money laundering.

On February 21, 2016, a petition was filed with the Tel Aviv-Jaffa District Court by a purported shareholder of Willi-Food for approval of a derivative action against the Company's directors and executive officers. The Company and Willi-Food have been named as respondents. The claim alleges USD 3 million in damages, caused to the applicant due to an alleged breach of fiduciary duties and duty of care of the Company's directors and executive officers to the Company, related to the Investment described in legal proceeding 8, above. On April 21, 2016, the Tel Aviv-Jaffa District Court granted the Company's directors and executive officers an extension of 45 days to respond to the claim. On September 27, 2016, the ISA petitioned the court asking that certain restrictions imposed by the ISA to protect the integrity of the Investigation remain in place for six additional months. On October 5, 2016, the Company filed its response to the ISA’s update, seeking a continuance with respect to the deadline for filing the Company’s response to the Certification Motion, up until 60 days following the removal of the restrictions placed on it by the Authority. On January 22, 2017, the court determined that, in light of the ISA's restrictions, the deadline for the filing of the Company’s response should remain as it was at this stage, and requested to be updated within 60 days concerning the progression of the Investigation and the restrictions placed by the ISA on account thereof. The Company expects that the deadline for such response filing would take place at least 60 days starting the date on which the restrictions imposed by the ISA are removed. On March 27, 2017, the Authority filed an update with the court indicating its position, according to which, the restrictions on carrying out certain actions by the parties involved in the civil proceeding, which involves the collection of testimony of those involved in the Investigation, would remain in place. Nevertheless, the ISA mentioned that with respect to certain parties who are respondents to the petition and have not been investigated by the ISA, it has no objection if these parties file their response with the court. The court at that time determined that it is doubtful if it would be worthwhile to move forward with only some of the parties to the case, but rather wait for the parties' response to the ISA's update. On April 10, 2017, the Petitioner filed its response to the Authority's update, in which it claimed that all the respondents should file their responses to the petition. The Company is required to file its response to the Authority's update by May 1, 2017. On May 10, 2017 after the court re-considered the Applicant's claim, the Court decided that the deadline for the filing of the Company’s response would be at least 60 days from the date on which the restrictions imposed by the ISA are removed. On July 2 2017, the ISA informed the Court that the restrictions have not yet been removed. On July 3, 2017, the Court ruled that the ISA would file a further update to its notice until 15 September 2017. On September 14, 2017, the ISA filed an update notice to the Court, to the effect that the restrictions had not yet been removed. On September 14, 2017, the Court ruled that the ISA would file an additional update to the Court until December 7, 2017.

At the beginning of January 2018, the ISA filed a notice stating that the respondents to the Motion may reply to the Motion, provided that no meetings with the attorneys will be attended by more than one person who is subject to restrictions as part of the criminal proceedings. On January 11, 2018, the Court instructed the respondents to reply to the Motion within 60 days, i.e., no later than March 12, 2018.

On January 15, 2018, the ISA served indictments against Alexander Granovskyi, Gregory Gurtovoy and Joseph Schneerson.

On February 18, 2017, some of the respondents filed an application for stay of proceedings relating to the Motion, until the finalization of the criminal proceedings, and alternatively until all restrictions, which were placed on the respondents by the ISA are removed.

On February 26, 2018, the abovementioned respondents filed an application for deferral of the date of filing the reply to the Motion to 60 days after the issuance of a ruling in the stay of proceedings application or after the removal of all restrictions placed by the ISA as described above. In its ruling of February 26, 2018, the court granted the aforementioned extension.

On March 4, 2018, the Company filed a notice stating that it does not oppose to the motion and that the Court should rule according to its discretion.

On April 12, 2018, the Authority filed a notice stating that it has decided not to express its opinion regarding the Motion.

(9)
On February 29, 2016, Willi-Food was served with a lawsuit and a motion to certify a class action (securities class action) which was filed in the U.S., in the Federal District Court for the Southern District of New York, by a shareholder who claims to own shares of Willi Food (the "Plaintiff"). The class action was filed against Willi Food, Mr Gurtovoy, the chairman of the Company's and Willi Food's Boards of Directors, and the Company's ultimate controlling shareholder, and some of the past and present officers (hereinafter, jointly: the "Defendants"). The lawsuit demands compensation for alleged damages incurred by the Plaintiff as a result of a violation of Federal securities laws and other laws by the Defendants during the period between April 30, 2014 and February 18, 2016. In light of the early stage of the lawsuit, the Company cannot, based on the position of its legal advisors, evaluate the risk involved and therefore no provision has been made in the financial statements with respect to the aforesaid lawsuit. On September 23, 2016, the lead Plaintiff signed a request to file a stipulation dismissing the lawsuit without any cost for the Company. The request was approved by the court.

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

Calendar Period	Ordinary Shares
	High	Low
2018
First Quarter	7.25	6.66
Second Quarter (through April 26, 2018)	7.10	6.71

2017	7.65	5.7
Second Quarter	6.76	5.63
First Quarter	7.65	5.70
Third Quarter	7.63	5.65
Fourth Quarter	7.19	5.36

2016	5.91	3.22
First Quarter (*)	4.08	3.43
Second Quarter	4.43	3.22
Third Quarter	5.49	3.75
Fourth Quarter	5.91	4.60

2015	7.00	3.28
2014	8.83	6.12
2013	8.40	4.91

April 2018 (through April 26, 2018)	7.10	6.70
March 2018	7.23	6.72
February 2018	7.25	6.67
January 2018	7.23	6.66
December 2017	7.19	6.4
November 2017	6.75	5.37
October 2017	6.32	5.36

(*) Trading of the Company's ordinary shares was halted by Nasdaq from February 18, 2016 until April 7, 2016.  For more information, see "Item 8. – Consolidated Statements and Other Financial Information – Legal Proceedings".

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

Rights in the Company’s Profits

The shareholders of the Company have the right to share in the Company’s profits distributed as a dividend and any other permitted distribution. See “– Dividend Rights” above.

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

C.          MATERIAL CONTRACTS

For information with respect to the Company’s material contracts, see “Item 6.  Directors, senior management and employees – B. Compensation.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 24% for the 2017 tax year (to be reduced to 23% in 2018 and thereafter).

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

Taxation of Non-Israeli Residents

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the Tel Aviv Stock Exchange and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.  Such exemption would not be available to non-Israeli residents dealing in securities in Israel which would be subject to Israeli tax at the rates applicable to business income (at the corporate tax rate for a corporation (24% in 2017 and 23% in 2018) and the marginal tax rate, of up to 50% for an individual in 2017 and in 2018).

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

If you are a U.S. Holder, Israeli tax withheld on dividends paid to you with respect to your ordinary shares may be deducted from your taxable income or credited against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit. Subject to certain exceptions, dividends paid to you with respect to your ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. However, for periods in which we are a “United States-owned foreign corporation”, a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if more than 50% of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. A U.S. Holder entitled to benefits under the United States-Israel Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. U.S. Holders should consult their own tax advisors about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, such an election.

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

The table below details the sensitivity analysis in respect to exposure relating to exchange rate risk:

	Gain (loss) from exchange rate change NIS thousands		Fair net NIS thousands	Gain (loss) from exchange rate change NIS thousands
Change in exchange rate USD	(10)%	(5)%		5%	10%
	(3,212)	(1,606)	32,120	1,606	3,212

Change in exchange rate EURO	(10)%	(5)%		5%	10%
	227	113	(2,269)	(113)	(227)

Credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Despite the Company's large number of clients (approximately 1,500 in Israel and around the world), a major and significant part of its sales are made to only a limited number of customers (mainly in large retail supermarket chains). The Company generally does not require and does not receive collateral from those major customers. However, it does require and receive collateral from most of the remainder of its clients to insure security of collecting payments. The Company maintains an allowance for doubtful debts, based upon factors surrounding the credit risk of specific customers, historical trends and other information which management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of the Company's major clients defaults on its payment obligations to us, the Company will not possess sufficient collateral to collect the entire debt. The Company strives to minimize the credit risks by constantly reviewing the credit it extends to customers versus the collateral it receives. As a result, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so in the future.

Interest rate risk: The Company invests part of its cash reserves in instruments that bear fixed interest rate. The Company, as part of its investing policy, invests part of its cash reserves in bonds and convertible debentures that bears fixed interest rate; as a result, the Company is espoused to changes in interest rates.

The table below details the sensitivity analysis in respect to exposure relating to investments in instruments with fix interest rates:

	Gain (loss) from interest change NIS thousands		Fair value NIS thousands	Gain (loss) from interest change NIS thousands
Change in Interest as % of interest rate	(10)%	(5)%		5%	10%
Increase\decrease in financial Income	(5,773)	(2,887)	57,734	2,887	5,773

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended).  These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2017.  Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to meet these objectives.

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

Our management (with the participation of the CEO and CFO) assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In conducting its assessment of internal control over financial reporting, management used the criteria established in "Internal Control - Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2017 based on these criteria.

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

(d) Changes in Internal Control over Financial Reporting.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM16A. -- AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Sigal Grinboim, Menashe Arnon, David Donin and Victor Bar are the “Audit Committee Financial Experts” for the Company, as such term is defined in Item 16A of Form 20-F.  Mrs. Grinboim, Mr. Arnon, Mr. Donin and Mr. Bar each serve on the Company’s Audit Committee and is an “Independent Directors” as defined in the Nasdaq listing standards applicable to us.

ITEM 16B. -- CODE OF ETHICS

A copy of the Code of Ethics for the Company that applies to all directors, officers and other employees of the Company is available for review on the Company’s website at www.willi-food.com.

ITEM 16C. -- PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for professional services and other services rendered by Brightman Almagor Zohar & Co. in Israel, a member of firm of Deloitte Touche Tomhatsu, to the Company in 2017 and 2016.

	NIS 2017	NIS 2016	USD 2017	USD 2016

Audit Fees (1)	345,000	330,000	99,509	95,183
Tax Fees (2)	-	-	-	-

TOTAL	345,000	330,000	99,509	95,183

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

ITEM 16G. -- CORPORATE GOVERNANCE

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq:

•
Executive Sessions – Under Nasdaq rules, U.S. domestic listed companies, must have a regularly scheduled meeting at which only independent directors are present. We do not have such executive sessions.

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

•
Quorum - Under Nasdaq rules, U.S. domestic listed company's by-laws provide for a quorum of at least 33 1/3 percent of the outstanding shares of the company’s common voting stock. According to our articles our quorum should be at least 25 percent of the outstanding shares of our common voting stock.

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

•
Shareholder Approval of Certain Equity Compensation: Under Nasdaq Listing Rules, shareholder approval is required prior to an issuance of securities in connection with equity-based compensation of officers, directors, employees or consultants. The Company has indicated that it will receive shareholder approval as required by Israeli law, including upon issuance of options to directors or to controlling shareholders.

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

PART II

ITEM 17.  FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.  EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (4)

1.2	Articles of Association of the Company, as amended on March 20, 2014 (4)

2.1	Specimen of Certificate for ordinary shares (1)

†4.3	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (2)

†4.4	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (2).

4.5	Placing Agreement between the Company, Gold Frost, certain officers of Gold Frost and Corporate Synergy dated March 2, 2006 (2).

4.6	Lock In Agreement, between the Company, Gold Frost, Corporate Synergy and certain officers of Gold Frost, dated March 2, 2006 (2)

4.7	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (3)

†4.8	Agreement between G. Willi-Food International Ltd., Zvi V. & Co. Company Ltd. and Yossi Willi Management and Investment Ltd., dated April 24, 2018 (*)

8.1	Subsidiaries of the Company (*)

12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)

12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)

13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)

13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)

15.(a).1	Consent of Independent Registered Public Accounting Firm (*)

†	English translations from Hebrew original.

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(3)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.
(*)	Filed Herewith

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
G. Willi-Food International Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of G. Willi-Food International Ltd. and subsidiaries (the "Company") as of December 31, 2017 and 2016 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Without qualifying our opinion, we draw attention to Note 24(i) of the financial statements describing an indictment served against former controlling shareholders of the Company. According to the indictment, the defendants fraudulently transferred USD 3 million from a bank account of a subsidiary of the Company in favor of an investment in bonds of a European company, while the investment was used to secure the repayment of a loan extended to companies affiliated with the defendants. Similarly, we draw attention to Note 25(j) of the financial statements describing a motion to certify a derivative action which was filed in February 2016 against the Company's directors and officers.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
Member of Deloitte Touche Tohmatsu Limited

Tel-Aviv, Israel
April 29, 2018

We have served as the Company's auditor since 1994

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		December 31,
	Note	2 0 1 7	2 0 1 6	2 0 1 7 (*)
		NIS	NIS	US Dollars

Assets

Current assets
Cash and cash equivalents	4a	113,062	129,577	32,611
Financial assets at fair value through profit or loss	4b	143,514	104,921	41,394
Trade receivables	4c	85,943	80,227	24,789
Other receivables and prepaid expenses	4d	5,996	4,795	1,729
Inventories	4e	39,899	41,877	11,508
Current tax assets		6,760	5,443	1,951
Total current assets		395,174	366,840	113,982

Non-current assets
Property, plant and equipment		78,598	77,204	22,670
Less -accumulated depreciation		37,389	34,963	10,784
	6	41,209	42,241	11,886

Goodwill	7	36	36	10
Deferred taxes	11c	503	2,354	145
Total non-current assets		41,748	44,631	12,041

Total assets		436,922	411,471	126,023

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)
(Cont.)

		December 31,
	Note	2 0 1 7	2 0 1 6	2 0 1 7 (*)
		NIS	NIS	US Dollars
Equity and liabilities

Current liabilities
Trade payables	8a	12,800	14,832	3,692
Employees Benefits	10b	2,147	2,253	619
Other payables and accrued expenses	8b	5,246	2,533	1,514
Total current liabilities		20,193	19,618	5,825

Non-current liabilities
Retirement benefit obligation	10b	1,148	849	331
Total non-current liabilities		1,148	849	331

Shareholders' equity	13
Share capital		1,425	1,425	411
Additional paid in capital		128,354	128,354	37,022
Capital fund		247	247	71
Retained earnings		286,509	261,486	82,639
Capital Fund measurement of the net liability in respect of defined benefit		(954)	(508)	(275)
Equity attributable to Shareholders' of the Company		415,581	391,004	119,868

Total equity and liabilities		436,922	411,471	126,024

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

The financial statements were approved by the board of directors of the company on April 17, 2018.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(NIS in thousands)

		Year ended December 31,
	Note	2 0 1 7	2 0 1 6	2 0 1 5	2 0 1 7 (*)
		NIS	NIS	NIS	US Dollars

Revenue	15a	311,978	294,202	312,514	89,985
Cost of sales	15b	237,645	217,585	237,452	68,545
Gross profit		74,333	76,617	75,062	21,440

Operating costs and expenses
Selling expenses	15c	42,090	39,405	37,294	12,140
General and administrative expenses	15d	15,839	14,577	32,925	4,569
Other Income	16	(361)	(112)	(2,182)	(104)
		57,568	53,870	68,037	16,605

Operating profit		16,765	22,747	7,025	4,835

Finance Income	17a	17,937	(3,425)	3,363	5,173
Finance expense	17b	3,769	3,143	978	1,087
Finance Income, net		14,168	(6,568)	2,385	4,086

Profit before taxes on Income		30,933	16,179	9,410	8,921
Taxes on Income	11a	(5,910)	(5,327)	(2,566)	(1,705)

Net Income		25,023	10,852	6,844	7,216

Earnings per share:
Basic earnings per share		1.89	0.82	0.52	0.54

Diluted earnings per share		1.89	0.82	0.52	0.54

Shares used in computation of basic EPS		13,240,913	13,240,913	13,090,729	13,240,913

Shares used in computation of diluted EPS		13,240,913	13,240,913	13,090,729	13,240,913

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5	2 0 1 7 (*)
	NIS	NIS	NIS	US Dollars

Net Income	25,023	10,852	6,844	7,216

Other comprehensive Income (Expenses)

Re-measurement of net liabilities with respect to a defined benefit which will not be classified in the future as profit or loss, net of tax	(446)	(311)	(140)	(129)

Other comprehensive Income for the year	(446)	(311)	(140)	(129)

Total comprehensive Income for the year	24,577	10,541	6,704	7,087

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Additional paid in capital	Measurement of the net liability in respect of defined benefit	Capital fund	Retained earnings	Total shareholders' equity

Balance - January 1, 2015	1,407	121,430	(57)	247	263,039	386,066
Profit for the year	-	-	-	-	6,844	6,844
Measurement of the net liability in respect of defined benefit	-	-	(140)	-	-	(140)

Total comprehensive Income for the year	-	-	(140)	-	6,844	6,704
Exercise of options	18	6,772	-	-	-	6,790
Employee benefit	-	152	-	-	-	152

Balance - December 31, 2015	1,425	128,354	(197)	247	269,883	399,712
Profit for the year	-	-	-	-	10,852	10,852
Measurement of the net liability in respect of defined benefit	-	-	(311)	-	-	(311)

Total comprehensive Income for the year	-	-	(311)	-	10,852	10,541
Dividend distribution	-	-	-	-	(19,249)	(19,249)

Balance - December 31, 2016	1,425	128,354	(508)	247	261,486	391,004
Profit for the year	-	-	-	-	25,023	25,023
Measurement of the net liability in respect of defined benefit	-	-	(446)	-	-	(446)

Total comprehensive Income for the year	-	-	(446)	-	25,023	24,577

Balance - December 31, 2017	1,425	128,354	(954)	247	286,509	415,581

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5	2 0 1 7 (*)
	NIS	NIS	NIS	US Dollars

Cash flows - operating activities
Profit from operations	25,023	10,852	6,844	7,216
Adjustments to reconcile net profit to net cash from operating activities (Appendix A)	(10,584)	6,500	7,494	(3,052)

Net cash from operating activities	14,439	17,352	14,338	4,164

Cash flows - investing activities
Acquisition of property plant and equipment	(2,650)	(1,915)	(2,994)	(764)
Proceeds from sale of property plant and Equipment	361	190	456	104
Redemption (acquisition) of non-current financial assets	2,168	(8,504)	-	625
Proceeds from short term deposit	-	20,288	-	-
Proceeds from (used in) purchase of marketable securities, net	(30,833)	42,010	(22,087)	(8,892)

Net cash from (used in) investing activities	(30,954)	52,069	(24,625)	(8,927)

Cash flows - financing activities
Exercise of options	-	-	6,790	-
Dividend distribution	-	(19,249)	-	-
Short-term bank debt	-	(16)	16	-

Net cash from (used in) financing activities	-	(19,265)	6,806	-
Increase (decrease) in cash and cash equivalents	(16,515)	50,156	(3,481)	(4,763)
Cash and cash equivalents at the beginning of the financial year	129,577	79,421	82,902	37,374
Cash and cash equivalents of the end of the financial year	113,062	129,577	79,421	32,611

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5	2 0 1 7 (*)
	NIS	NIS	NIS	US Dollars
Cash flows from operating activities

A. Adjustments to reconcile net profit to net cash from operating activities

Decrease (Increase) in deferred income taxes	1,851	1,260	(3,110)	534
Unrealized loss (gain) on marketable securities	(7,760)	(1,924)	(186)	(2,238)
Depreciation and amortization	3,682	3,762	3,723	1,062
Gain from short term deposit		-	(843)
Capital gain on disposal of property plant and equipment	(361)	(112)	(220)	(104)
Stock based compensation reserve		-	152
Loss (gain) from non - tradable financial assets (see note 24i)	(5,368)	7,734	-	(1,548)

Changes in assets and liabilities:
Increase (Decrease) in trade receivables and other receivables	(5,034)	2,120	81	(1,453)
Decrease (Increase) in inventories	1,978	(7,360)	14,069	570
Decrease (Increase) in trade and other payables, and other current and non-current liabilities	428	1,020	(6,172)	125

	(10,584)	6,500	7,494	(3,052)

B. Significant non-cash transactions:

Purchase of property, plant and equipment	-	-	115	-

Supplemental cash flow information:

Income tax paid	5,926	8,126	6,162	1,709

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 1   -      DESCRIPTION OF BUSINESS AND GENERAL

A.	Description of Business:

G. Willi-Food International Ltd. ("the Company") was incorporated in Israel in January 1994 and is engaged in the import, export, marketing and distribution of food products. Since May 1997, the Company's shares are listed on the NASDAQ Capital Market.

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

The financial statements were prepared on the basis of the historical cost, except for: assets and liabilities measured by fair value: financial assets measured by fair value recorded directly as profit or loss. Inventories are stated at the lower of cost and net realizable value. Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount. Liabilities to employees as described in Note 10.

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

Exchange differences are recognized in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive Income and reclassified from equity to profit or loss on disposal of the net investment.

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional, currency’). The consolidated financial statements are presented in ‘NIS’, which is the company’s functional and the group’s reporting currency.

(3)        Convenience translation

The balance sheet as of December 31, 2017 and statement of Income, statement of other comprehensive Income and statement of cash flows for the year then ended have been translated into US Dollar using the representative exchange rate as of that date (US Dollar 1.0 = NIS 3.467). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements and in their accompanying notes should not be construed as representing amounts receivable or payable in US Dollars or convertible into US Dollars but only a convenience translation of reported NIS amounts into US Dollars, unless otherwise indicated. The convenience translation supplementary financial data is unaudited and is not presented in accordance with IFRSs.

F.	Cash and cash equivalents:

Cash and cash equivalents include demand deposits and term deposits in banks that are not restricted as to usage, with an original period to maturity of not more than three months.

Deposits that are restricted as to usage are classified as pledged deposits.

Deposits with an original period to maturity exceeding three months, which as of the statement of financial position do not exceed one year, are classified as short-term investments.

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

(2)        Non-controlling Interest

Non-controlling interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling's share of changes in equity since the date of the combination. Losses attributable to non-controlling interests in excess of their share in the subsidiary's equity are charged commencing January 1, 2010 to non-controlling interests in any case, while ignoring its obligations and ability to make additional investments in the subsidiary.

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

(2)	Following are the changes in the representative exchange rate of the US dollars vis-a-vis the NIS and in the Israeli CPI:

	Representative exchange rate	Representative exchange rate	CPI “in
	of the Euro	of the dollar	respect of”
	(NIS per €1)	(NIS per $1)	(in points)
As of:
December 31, 2017	4.15	3.46	113.04
December 31, 2016	4.04	3.84	112.59
December 31, 2015	4.25	3.90	112.82

Increase (decrease) during the:	%	%	%
Year ended:
December 31, 2017	2.7	(9.9)	0.4
December 31, 2016	(4.9)	(1.5)	(0.2)
December 31, 2015	(9.9)	0.51	(1.0)

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.	Adoption of new and revised Standards and interpretations:

New and revised Standards and Interpretations in issue but not yet effective, were not early adopted by the Group and are expected to affect or could affect future periods:

1.	IFRS 9 – “Financial Instruments”

                (a)       General

IFRS 9 (2014) "Financial Instruments" (hereinafter - the "Standard ") is the final standard of the financial instruments project. The Standard supersedes the previous stages of IFRS 9 which were published in 2009, 2010 and 2013. This final Standard includes the provisions for classification and measurement of financial assets, as published at the first stage in 2009 and amended in this version, and also includes the provisions for classification and measurement of financial liabilities, as published at the second stage in 2010, offers a revised and principal-based model regarding hedge accounting and presents a new model for assessment of projected loss from impairment as described below. Furthermore, the Standard revokes IFRIC 9 "Reassessment of Embedded Derivatives".

                (b)       Financial assets

      The Standard determines that the financial assets be recognized and measured as follows:

•
Debt instruments will be classified and measured after initial recognition under one of the following alternatives: at amortized cost, fair value through profit or loss or fair value through other comprehensive income. The measurement model will be determined based on the entity’s business model regarding the management of financial assets, and according to the contractual cash flow characteristics of the financial assets.

•
A debt instrument which, according to the tests, is measured at amortized cost or at fair value through other comprehensive income, may be designated at fair value through profit or loss only if such designation eliminates measurement or recognition inconsistency that would been created had the asset been measured at amortized cost or at fair value through other comprehensive income.

•	Equity instruments are required to be measured at fair value through profit or loss.

•
Upon initial recognition, equity instruments may be designated at fair value through other comprehensive income. Instruments so designated will no longer be subject to impairment tests, and profit or loss thereon will not be carried to profit and loss, including upon disposal.

•
Embedded derivatives will not be bifurcated from a host contract which is within the scope of the Standard. Rather, hybrid contracts will be measured in their entirety at amortized cost or at fair value, according to the business model and contractual cash flow tests.

•	Debt instruments will only be reclassified when the entity changes its business model for financial assets management.

•
Investments in equity instruments that do not have quoted prices in active markets, including derivatives of such instruments, will be measured at fair value. The option to measure equity instruments at cost under certain circumstances was eliminated. However, the Standard notes that under certain circumstances, cost may constitute a fair approximation of fair value.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.	Adoption of new and revised Standards and interpretations: (Cont.)

New and revised Standards and Interpretations in issue but not yet effective, were not early adopted by the Group and are expected to affect or could affect future periods: (Cont.)

1.          IFRS 9 – “Financial Instruments” (Cont.)

                (c)        Financial liabilities

The Standard also sets the following provisions regarding financial liabilities:

The change in the fair value of a financial liability designated upon initial recognition to fair value through profit or loss and which arises from changes in the credit risk of the liability, shall be carried directly to other comprehensive income, unless doing so creates or increases an accounting mismatch.

Once the financial liability is repaid or settled, amounts carried to other comprehensive income will not be classified to income or loss.

All derivatives, regardless of whether they represent assets or liabilities, shall be measured at fair value through profit or loss, including a derivative financial instrument that constitutes a liability relating to an unquoted equity instrument, whose fair value cannot be measured reliably.

                              (d)        Impairment

The new impairment model, which is based on expected credit losses, will be applied to debt instruments which are measured at amortized cost or at fair value through other comprehensive income, receivables in respect of lease, contract assets recognized according to IFRS 15 and written obligations to provide loans and financial guaranty contracts.

The provision for impairment will be in respect of projected losses according to the probability of insolvency within the next 12 months (in the coming year), or according to the probability of insolvency over the lifetime of the instrument. Examination throughout the instrument’s lifetime is required if the credit risk has increased since the date of initial recognition of the asset. Another approach applies if the financial asset was created or purchased credit-impaired.

                (e)        Effective date and early adoption

The Standard is effective for annual reporting periods beginning on or after January 1, 2018. The Company completed the assessment of the impact of the Standard on its financial statements and the standard is not expected to have a material effect on the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.	Adoption of new and revised Standards and interpretations: (Cont.)

New and revised Standards and Interpretations in issue but not yet effective, were not early adopted by the Group and are expected to affect or could affect future periods: (Cont.)

2.	IFRS 15, "Revenue from Contracts with Customers":

The new Standard sets a new and uniform mechanism that regulates the accounting treatment to be applied to revenue from contracts with customers. The standard revokes IAS 18 “Revenues” and IAS 11 “Construction Contracts” and their relating interpretations. The core principle of IFRS 15 is that revenue from contracts with customers should be recognized using the method that best reflects the transfer of control of goods and services to the customer, in an amount of consideration that the entity expects to be entitled to in exchange for transferring promised goods or services to a customer.

The standard determines a five-step model for application of this principle:

1.          Identify the contract(s) with the customer.
2.          Identify the performance obligations in the contract.
3.          Determine the transaction price.
4.          Allocate the transaction price to each performance obligation.
5.          Recognize revenue when a performance obligation is satisfied.

The application of the model is dependent on the facts and circumstances specific to the contract and sometimes requires the exercise of extensive discretion.

Furthermore, the standard sets extensive disclosure requirements with regard to contracts with customers, the significant estimates and the changes thereto which were used at the time of application of the provisions of the standard, in order to enable users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from the contracts with the customers.

Application of the standard is mandatory for annual reporting periods starting on January 1, 2018 or thereafter. Early adoption is permitted. As a rule, the standard will be applied retroactively, although entities will be entitled to elect certain adjustments in the framework of the standard’s transitional provisions regarding its application to previous reporting periods.

The Company estimates that it will opt to apply the standard retrospectively to contracts that have not yet been completed as of January 1, 2018 and the cumulative effect of the initial application of the standard will be recognized as an adjustment of the retained earnings balance as of that date. The comparative figures relating to the years ended December 31, 2017 and 2016 will be presented in accordance with the provisions of IAS 18, which was in effect prior to the application of IFRS 15.

The Company has completed its assessment of the implications of the standard’s application on its financial statements and is of the opinion that the standard will not have a material effect on the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2    -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.	Adoption of new and revised Standards and interpretations: (Cont.)

New and revised Standards and Interpretations in issue but not yet effective, were not early adopted by the Group and are expected to affect or could affect future periods: (Cont.)

(3)	IFRS 16 - "Leases":

The new standard, which was published in January 2016, revokes IAS 17 “Leases” and its interpretations and sets out the principles for the recognition, measurement, presentation and disclosure of leases with regard to both parties to the transaction, i.e., the customer (“Lessee”) and the supplier (“Lessor”).

The new standard cancels the currently existing distinction relating to a Lessee, between finance leases operating leases and determines a uniform accounting model with regards to all types of leases. In accordance with the new model, for any leased asset, the Lessee is required to recognize, on the one hand, an asset for the right of use and on the other hand, a financial liability for the lease fees.

The provisions relating to the recognition of an asset and liability, as aforesaid, shall not apply to assets which are leased for a term of up to 12 months, and with regards to leases of low value assets (such as personal computers).

The standard does not change the currently existing accounting treatment in the Lessor’s books of accounts.

IFRS 16 will be effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, but only if IFRS 15 “Revenue from Contracts with Customers” has also been applied. As a general rule, the standard will be applied retrospectively. However, entities may opt to apply certain adjustments specified in the transitional provisions of the standard with regard to its application to previous reporting periods.

The Company has tens of private vehicles, which are leased from the leasing company according to a leasing method that is accounted for as operating lease as of the date of this report. The Company is of the opinion that upon initial adoption of the standard, the accounting treatment applied to those leases will be changed and the Company will record an asset in respect of the right of use of those vehicles against a financial liability in respect of the lease fees relating to those vehicles. The company is in the process of evaluating the impact of the new standard on its statement of income.

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

The following are the significant judgments that the management has made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

Revenue recognition - the Group has recognized in revenues amounted to NIS 311,978 thousands in the year ended December 31, 2017 (NIS 294,202 thousands in the year ended December 31, 2016) for selling food products. Although, in general, the Group does not grant rights of return, its enable for certain customers from time to time to return products. The Group assesses the expected customer returns according to specific information in its possession and its past experience in similar cases. As a result, the revenues that company has recognized includes provisions to returns.

The group records a provision for slow moving inventory in respect of inventory items estimated by management not to be realized due to expiration date. The slow-moving inventory is based on the historic realization rate of the respective item as well as on management's estimate with respect to its future realization rate.

Contingent liabilities and legal proceedings- In estimating the likelihood of the outcome of legal claims filed against the Company and its investees, management considers the facts and circumstances, as well as the opinion of company's legal counsel. These estimates are based on professional judgment, taking into account, inter alia, the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 3 -	SIGNIFICANT ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESTIMATION (Cont.)

B.	Significant judgments in applying accounting policies: (Cont.)

Employee benefits - The present value of the Group's liability for retirement and pension plan to its employees is based on a large number of inputs, which are determined on the basis of an actuarial valuation, while using a large number of assumptions, including discount rate. Changes in the actuarial assumptions may affect the carrying amount of the Group's liabilities for retirement and pension payments. The Group estimates the discount rate once a year, based on the discount rate of highly rated corporate bonds with similar terms and similar conditions. Other key assumptions are determined based on market conditions and the Group's past experience. For additional information about the assumptions used by the Group, see Note 10.

NOTE 4   -      CURRENT ASSETS

A.	Cash and cash equivalents - composition:

	December 31,
	2 0 1 7	2 0 1 6	2 0 1 7
	NIS	NIS	US Dollars

Cash in bank	12,962	90,426	3,739
Short-term bank deposits	100,100	39,151	28,872
	113,062	129,577	32,611

B.	Financial assets at fair value through profit or loss:

	December 31,
	2 0 1 7	2 0 1 6	2 0 1 7
	NIS	NIS	US Dollars
Financial assets carried at fair value through profit or loss (FVTPL):
Shares	44,494	35,091	12,834
Governmental loan and other bonds	87,905	58,249	25,355
Certificate of participation in mutual fund	11,115	11,581	3,205
	143,514	104,921	41,394

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4   -      CURRENT ASSETS (Cont.)

C.	Trade receivables:

(1)        Composition

	December 31,
	2 0 1 7	2 0 1 6	2 0 1 7
	NIS	NIS	US Dollars

Trade receivables(*)	88,324	82,382	25,476
Less - allowance for doubtful debts	2,381	2,155	687
	85,943	80,227	24,789

(*)	Less provision for returns in the sum of NIS 1,841 (as of December 31, 2016 - NIS 1,500).

The average credit period on sales of goods is 86 days.

Before accepting any new customer, the Group assesses the potential customer's credit quality and defines credit limits by customer. Credit limits are examined periodically based on the Company's collection experience with each customer and additional external information.

From total trade receivables balances as of December 31, 2017, the sum of NIS 7,932 is with respect to debt owed by significant customers. The Group does not have additional customers whose purchase from the Company exceeds 10% of the Revenues for the year ended December 31, 2017 (in 2016 - NIS 9,209).

(2)        Changes in the allowance for doubtful debts:

	December 31,
	2 0 1 7	2 0 1 6	2 0 1 7
	NIS	NIS	US Dollars

Balance at beginning of the year	2,155	3,448	622
Change in allowance doubtful debts(*)	226	(1,293)	65
Balance at end of the year	2,381	2,155	687

(*)          See Note 24q.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4   -      CURRENT ASSETS (Cont.)

D.	Other receivables and prepaid expenses:

	December 31,
	2 0 1 7	2 0 1 6	2 0 1 7
	NIS	NIS	US Dollars

Prepaid expenses	688	595	198
Income receivables	-	1,039	-
Advances to suppliers	339	1,984	98
Government authorities	953	326	275
Receivables in respect of investment in a non-current financial asset (See note 24 i)	3,970	770	1,145
Others	46	81	13
	5,996	4,795	1,729

E.	Inventories

	December 31,
	2 0 1 7	2 0 1 6	2 0 1 7
	NIS	NIS	US Dollars

Finished products	32,690	36,818	9,429
Merchandise in transit	7,209	5,059	2,079
	39,899	41,877	11,508

The inventories are presented net of slow moving inventory provision in the amount of NIS 1,834 thousand and NIS 369 thousand on fiscal 2017 and fiscal 2016, respectively.

NOTE 5   -      INVESTMENTS IN SUBSIDIARIES

The consolidated financial statements include the financial statements of the following Subsidiaries:

Subsidiary	Location	Jurisdiction of Organization	Company's Ownership Interest
			December 31,
			2 0 1 7	2 0 1 6

Gold Frost Ltd. ("Goldfrost")	Israel	Israel	100.00%	100.00%
W.F.D. Ltd.	Israel	Israel	100.00%	100.00%
B.H.W.F.I Ltd. ("BHWFI")	Israel	Israel	100.00%	100.00%

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 6   -      PROPERTY PLANT AND EQUIPMENT

Composition:

		Machinery		Computers
	Land and	and	Motor	and	Office
	Building	equipment	Vehicles	equipment	Furniture	Total
Consolidated Cost:
Balance -January 1, 2016	54,411	4,279	11,660	4,382	1,309	76,041
Changes during 2016:
Additions	66	240	1,353	202	54	1,915
Dispositions	-	(131)	(621)	-	-	(752)

Balance - December 31, 2016	54,477	4,388	12,392	4,584	1,363	77,204
Changes during 2017:
Additions	10	705	1,419	196	320	2,650
Dispositions	-	-	(1,256)	-	-	(1,256)

Balance - December 31, 2017	54,487	5,093	12,555	4,780	1,683	78,598

Accumulated depreciation:
Balance - January 1, 2016	15,378	1,979	10,329	3,382	807	31,875
Changes during 2016:
Additions	1,660	922	874	267	37	3,760
Dispositions	-	(51)	(621)	-	-	(672)
Balance - December 31, 2016	17,038	2,850	10,582	3,649	844	34,963
Changes during 2017:
Additions	1,663	894	821	260	44	3,682
Dispositions	-	-	(1,256)	-	-	(1,256)
Balance - December 31, 2017	18,701	3,744	10,147	3,909	888	37,389

Net book value:
December 31, 2017	35,786	1,349	2,408	871	795	41,209

December 31, 2016	37,439	1,538	1,810	935	519	42,241

Net book value (Dollars in thousands):
December 31, 2017	10,322	389	695	251	229	11,886

December 31, 2016	9,737	400	471	243	135	10,986

NOTE 7   -      GOODWILL

Annual test for impairment:

By the end of the year 2017 the amount of goodwill was NIS 36 thousands, based on the materiality estimate, the Group determined that no test for impairment of goodwill was necessary.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 8   -       DETAILS OF CURRENT LIABILITIES

A.	Trade payables

	December 31,
	2 0 1 7	2 0 1 6	2 0 1 7
	NIS	NIS	US Dollars

Open accounts	12,446	13,401	3,590
Checks payables	354	1,431	102
	12,800	14,832	3,692

The average credit period on purchases of certain goods is approximately 24 days.

B.	Other payables and accrued expenses

	December 31,
	2 0 1 7	2 0 1 6	2 0 1 7
	NIS	NIS	US Dollars

Customer advances	1,223	351	353
Accrued expenses	3,985	2,182	1,149
Others payables	38	-	12
	5,246	2,533	1,514

NOTE 9   -       PROVISIONS

A.
In October 2013, the Company filed a claim with the Rishon Le'Zion Magistrate Court against the Israel Customs and VAT Department in the framework of which it demanded that the Court nullify the charge issued to the Company by the Central Customs House, which had argued that, for customs purposes, the Company did not include various costs that it had incurred in order to receive Kosher certification for the food products that it had imported over a seven-year period, thereby underpaying customs duties (in this paragraph, the "Charge Notice"). The Charge Notice requires the payment of total customs duties of approximately NIS 150 thousand (US Dollars 39 thousand). According to the estimate of legal advisers to the Company, there is a small likelihood of cancelling the notice and therefore partial provision was made in the financial statements as of December, 31 2014 in respect of the Charge Notice. In June 2014 and August 2015, a District Court denied appeals in similar cases by other food products companies. On December 2, 2015, the Supreme Court heard motions to appeal in the matter of inclusion of costs of kosher certification in the value of goods imported, for tax purposes, and denied the motions to appeal, and thus confirmed the judgments rendered by the District Courts. In light of the aforesaid, the chances that the Company's lawsuit will succeed was very low and the Company reached agreements with the Tax Authority that its lawsuit will be withdrawn without order for costs. The Company recognized expenditures with respect to the costs of kosher certification in the sum of approximately NIS 0.6 million in the financial statement as of December, 31 2015.  During the first quarter of 2016, the Company paid the entire shortfall amount including interest, linkage and VAT, in the sum of approximately NIS 0.8 million.

B.
On November 14, 2016, Green Cola Hellas S.A. (in this section - the “Plaintiff”) filed a claim against Company in the Magistrates Court of Kfar Saba as a summary proceeding. The claim alleges breach of contract by Company, in that, according to the Plaintiff, Company failed to pay consideration for products provided to it by the Plaintiff. The sum of the claim is for NIS 201,025. On 12.06.2017, court gave effect to a compromise settlement reached by the plaintiff and the Company as part of a mediation process, in which the Company paid the plaintiff an immaterial amount to dismiss the claim.

C.	For further information regarding legal claims provisions please see note 24m, 24o.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 10   -    EMPLOYEE BENEFITS

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

The current value of the Group's post-employment benefits obligation is based on an actuarial estimation. The actuarial estimation was performed by external actuary, member of Israel Association of Actuaries.

B.	Composition:

	December 31,
	2 0 1 7	2 0 1 6	2 0 1 7
	NIS	NIS	US Dollars
Post-Employment Benefits:
Benefits to retirees	1,148	849	331

Short term employee benefits:
Accrued payroll and related expenses	1,575	1,638	454
Short term absence compensation	572	615	165
	2,147	2,253	619

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2 0 1 7	2 0 1 6
	%	%

Discount rate	2.55	3.36
Expected return on the plan assets	2.55	3.36
Rate of increase in compensation	4	4

Expected rate of termination:
0-1 years	35	35
1-2 years	30	30
2-3 years	20	20
3-4 years	15	15
4-5 years	10	10
5 years and more	7.5	7.5

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 10   -    EMPLOYEE BENEFITS (Cont.)

B.	Composition: (Cont.)

The assumptions regarding future mortality rates are based on mortality tables published and approved by the Ministry of Finance and updated as of December 31, 2001.  The mortality rate of an active participant at retirement age (67 for men, 64 for women), is 0.6433% for men and 0.3574% for women.

The provisions of Standard 19 stipulate that interest used to capitalize assets and liabilities should reflect risk free interest that is interest on highly rated corporate bonds with similar maturity periods and terms. Until November 2014, absent quality data and information about bonds of this type, what was utilized was the interest on long-term index linked government bonds (index linked Galil)/or long-term shackle government bonds (NIS Dawn - “Shachar”). Following a decision by the Securities Authority, according to which there is a deep market for corporate bonds, and according to the publication of Accounting Staff Position number 12-1, as of this report, the capitalization interest is that of high quality corporate bonds. Use of a quality curve as stated above, is published by quoting companies which specialize in this field. The nominal interest rate for the capitalization appropriate for corporate bonds with high rankings as aforesaid, as of December 31, 2017, is 2.55% per year.

C.	Defined benefit plans:

Changes in the present value of the defined benefit obligation in the current period were as follows:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 7
	NIS	NIS	US Dollars

Opening defined benefit obligation	4,748	4,357	1,369
Current service cost	768	904	222
Interest cost	162	148	47
Actuarial gains	-	(3)	-
Actuarial losses arising from experience adjustments	370	(36)	107
Actuarial gains arising from changes in financial assumptions	12	192	3
Benefits paid	(927)	(814)	(267)
Closing defined benefit obligation	5,133	4,748	1,481

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
NOTE 10   -    EMPLOYEE BENEFITS (Cont.)

C.	Defined benefit plans: (Cont.)

Changes in the fair value of the defined benefit assets in the current period were as follows:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 7
	NIS	NIS	US Dollars

Opening defined benefit assets	3,899	3,678	1,125
Expected return on the plan assets	139	130	40
Changes in financial assumptions	(63)	(156)	(18)
Employer contribution	803	939	232
Benefits paid	(814)	(663)	(235)
Interest losses on severance payment allocated to remuneration benefits	21	(29)	6
Closing defined benefit assets	3,985	3,899	1,150

Adaption of the current value of defined benefit plan liability and the fair value of the plan's assets to the assets and liabilities recognized in the Balance Sheets:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 7
	NIS	NIS	US Dollars

Present value of funded liability	5,133	4,748	1,480
Fair value of plan assets - accumulated deposit in executive insurance	3,985	3,899	1,149
Net liability deriving from defined benefit obligation	1,148	849	331

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 10   -    EMPLOYEE BENEFITS (Cont.)

C.	Defined benefit plans: (Cont.)

Actual return on the plan's assets and compensation rights:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 7
	NIS	NIS	US Dollars

Actual return on plan's assets	139	131	40

Sensitivity analyzes principal actuarial assumptions:

The sensitivity analyzes below have been determined based on reasonably possible changes in actuarial assumptions at the end of the reporting period. Sensitivity analysis does not account for any existing interdependence between assumptions:

If the discount rate were increased (decreased) by 0.5%, the defined benefit obligation would have increased / decreased by NIS 228 thousand (US Dollars 66 thousand).

If the rate hikes expected salaries would have increased (small) by 0.5%, the defined benefit obligation would have increased / decreased by NIS 186 thousand (US Dollars 53 thousand).

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

The employee may use leave days based on the employee's needs and with the Company's consent and to accumulate the remaining unused leave days based on the employee's personal employment contract. An  employee who ceases employment before using the balance of leave days is entitled to payment for the above balance of leave days.

The balance of the Group's vacation provision is in accordance with the leave entitlement of each individual employee, according to his individual agreement with the company to which the employee belongs and in accordance with the employee's salary.  The balance of the Group’s vacation provision for December 31, 2017, as NIS 422 thousands (NIS 457 thousands, as of December 31, 2016).

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11   -    INCOME TAXES

A.	Composition:

	Year ended December 31
	2 0 1 7	2 0 1 6	2 0 1 5	2 0 1 7
	NIS	NIS	NIS	US Dollars
Current taxes:
Current taxes	3,918	4,067	5,745	1,130
Taxes in respect of prior years	141	-	(69)	41
	4,059	4,067	5,676	1,171

Deferred taxes	1,851	1,260	(3,110)	534

	5,910	5,327	2,566	1,705

B.	Reconciliation of the statutory tax rate to the effective tax rate:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5	2 0 1 7
	NIS	NIS	NIS	US Dollars

Income before Income taxes	30,933	16,179	9,410	8,921
Statutory tax rate	24%	25%	26.5%	24%
Tax computed by statutory tax rate	7,424	4,044	2,494	2,141

Tax increments (savings) due to:
Non-deductible expenses	51	70	29	15
Tax exempt Income	(343)	(33)	(98)	(99)
Profit or loss for tax for which deferred taxes were not provided	(1,196)	1,198	-	(345)
Changes in tax rates	-	88	-	-
Temporary differences for which deferred taxes were not provided	(132)	-	170	(38)
Previous year taxes	141	-	(69)	40
Other	(35)	(40)	40	(9)
	5,910	5,327	2,566	1,705

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11   -    INCOME TAXES (Cont.)

C.	Deferred Taxes:

	January		December	December
	1, 2017	Change	31, 2017	31, 2017
	NIS	NIS	NIS	US Dollars

Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	67	(842)	(775)	(223)
Employees benefits	352	43	395	114
Allowance for doubtful accounts	516	32	548	158
	935	(767)	168	49
Carry forward tax losses	1,419	(1,084)	335	96
	2,354	(1,851)	503	145

	January		December	December
	1, 2016	Change	31, 2016	31, 2016
	NIS	NIS	NIS	US Dollars

Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	(88)	155	67	17
Employees benefits	283	69	352	92
Allowance for doubtful accounts	913	(397)	516	134
	1,108	(173)	935	243
Carry forward tax losses	2,507	(1,088)	1,419	369
	3,615	(1,261)	2,354	612

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11   -    INCOME TAXES (Cont.)

C.	Additional Information:

(1)	Pursuant to the provisions of Section 145 to the Income Tax Ordinance, tax assessments through the year 2013 are considered final, subject to certain limitations.

(2)
At the beginning of January 2016, the Law for the Amendment of the Income Tax Ordinance was published, enacting a reduction of corporate tax rate beginning on January 1 2016 and thereafter, from 26.5% to 25%. The new corporate tax rate applied to income that was earned or generated as from January 1, 2016.

(3)
In December 2016, the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Year), 2016 was published, introducing a reduction in corporate tax rate as from January 1, 2017 to a rate of 24% (instead of 25%) and from January 1, 2018 to a rate of 23%.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 12   -    COMMITMENTS AND CONTINGENT LIABILITIES

(1)
The Company has an obligation to pay incentives to several customers that are not subject to the Food Law, 5744-2014, which came into effect on January 15, 2015. Some of those incentives are payable as a rate of total annual sales to those customers, and some of those incentives are payable as a rate of acquisitions in excess of an agreed upon annual volume of activities. The incentives are calculated specifically for each customer.

(2)
On October 17, 2017, a General Meeting of the Shareholders of the company approved management services agreements pursuant to which Messrs. Yoseph Williger and Zwi Williger are to serve as active co-chairmen of the Board of Directors. (The said approval was granted after the management services agreements were approved by the company's Compensation Committee and Board of Directors, as required by law). The said agreements were signed between the Company and companies under the ownership and control of Messrs. Yoseph Williger and Zwi Williger (hereinafter – “the Management Services Agreements” “the Management Companies” and Messrs. Williger”, respectively). The main provisions of Management Services Agreements are described below:

According to the Management Services Agreements, each of the co-Chairmen are to serve as an active co-Chairman of the Board of Directors on a part-time basis (60% of a full-time position), over a period of three years from the date of their appointment. Messrs. Yoseph Williger and Zwi Williger will each be entitled to monthly management fees of NIS 60,000 plus VAT (hereinafter – “the Monthly Management Fees”) and to annual remuneration and remuneration for participation in meetings of the Board of Directors and/or its committees according the “minimum amount” as set forth in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of an External Director), 5760-2000 (the “Compensation Regulations”) in addition to the Monthly Management Fees.

Messrs. Yoseph Williger and Zwi Williger will each be entitled to annual bonus at a total amount that will not exceed NIS 720 thousand plus VAT, provided that the annual operating profit will not be less than NIS 15 million, on the basis of the mechanism set out below: (a) a bonus of up to 2% for the initial NIS 10 million of operating profit; (b) a bonus of up to 3% of operating profit in excess of NIS 10 million and up to and including NIS 15 million; (c) a bonus of up to 4% of operating profit in excess of NIS 15 million and up to and including NIS 20 million; (d) a bonus of up to 5% of operating profit in excess of NIS 20 million.

The Management Services Agreements include an advance notice period and a retirement grant of 3-6 months (according to the period that has elapsed since the date of entering into the engagement and according to the identity of person/entity who terminated the engagement).

Messrs. Yoseph Williger and Zwi Williger will be included in the Company's insurance policy, including directors and office holders policy (if any), and they will also be entitled to an exemption and indemnification letter from the Company in accordance with the exemption and indemnification letters that were adopted and/or will be adopted by the company with regard to all of its office holders.

Under the Management Service Agreement, the Company will provide each of Messrs. Yoseph Williger and Zwi Williger a personal vehicle and means of communication (mobile and landline phone and home internet). The company shall bear all the expenses relating to the provision of the above, including grossing up the related tax in connection therewith.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 12   -    COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

(3)
On April 1, 1997, the parent Company and the Company entered into an agreement for the provision of management, administration, bookkeeping, secretarial and controllership services. This agreement was updated on October 2, 2017. Pursuant to the said agreement, the parent company shall pay the Company a monthly amount of NIS 10,000 plus VAT for the said services and for external services that are provided at the same time to the parent Company and to the subsidiary by the same third party, such as legal services, auditing services, etc., but excluding unique and specific services that are provided to the parent Company or to the company. This agreement will be effective for a 3-year period through August 21, 2020.

(4)
Generally, the Group does not enter into agency agreements or other written agreements with its suppliers. Nevertheless, the Group has written approvals from approximately 12 foreign suppliers, which approve that the Group is an exclusive agent and/or distributor of that supplier in Israel in connection with a specific product or line of products that is manufactured by that supplier.

 (5)       For more information regarding commitments and contingent liabilities please see note 24.

NOTE 13   -    SHAREHOLDERS' EQUITY

Composition:

	Ordinary shares
	of NIS 0.1 par value each
	December 31
	2 0 1 7	2 0 1 6

Authorized share capital	50,000,000	50,000,000

Issued and outstanding	13,240,913	13,240,913

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 14   -    SHARE BASED PAYMENT

In previous years, the parent Company adopted plans to award options to buy its own shares and shares of the Company to senior office holders and to Company’s employees. As from December 2015 and as of the date of reporting, the parent Company does not have any active options award plans and no options are exercisable into Company shares by any company officer or company employee.

NOTE 15   -    SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

A.	Revenues:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5	2 0 1 7
	NIS	NIS	NIS	US Dollars

Sale of products	311,978	294,202	312,514	89,985

B.	Cost of sales:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5	2 0 1 7
	NIS	NIS	NIS	US Dollars

Purchases	222,351	220,088	209,577	64,134
Transportation	1,579	1,523	1,603	455
Depreciation and amortization	2,323	2,287	2,203	670
Maintenance	5,202	3,881	3,858	1,500
Other costs and expenses	2,062	1,278	2,107	595
	233,517	229,057	219,348	67,354
Change in finished goods	4,128	(11,472)	18,104	1,191
	237,645	217,585	237,452	68,545

C.	Selling expenses:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5	2 0 1 7
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	14,316	12,969	12,532	4,129
Transportation and maintenance	11,619	9,555	10,601	3,351
Vehicles	3,564	3,833	3,989	1,028
Advertising and promotion	5,472	6,694	4,238	1,578
Depreciation and amortization	784	821	963	226
Others	6,335	5,533	4,971	1,828
	42,090	39,405	37,294	12,140

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15   -    SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Cont.)

D.	General and administrative expenses:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5	2 0 1 7
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	8,922	9,126	22,062	2,573
Salary expenses relating Stock Incentive Plan	-	-	152	-
Office maintenance	1,182	1,106	1,149	341
Professional fees	3,436	3,230	3,922	991
Vehicles	713	602	415	206
Depreciation and amortization	599	652	558	173
Bad and doubtful debts	226	(1,292)	3,402	65
Communication	136	116	135	39
Other	625	1,037	1,130	181
	15,839	14,577	32,925	4,569

E.	Employees benefit costs:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5	2 0 1 7
	NIS	NIS	NIS	US Dollars

Payroll (without payment to related parties)	22,983	19,184	18,061	6,629
	22,983	19,184	18,061	6,629

F.	Depreciation and amortization:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5	2 0 1 7
	NIS	NIS	NIS	US Dollars

Depreciation of fixed assets (see note 6)	3,682	3,762	3,807	1,062

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16   -    OTHER INCOME

Composition:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5	2 0 1 7
	NIS	NIS	NIS	US Dollars

Operation Protective Edge	-	-	1,961	-
Capital gain on fixed assets realization	361	112	221	104
	361	112	2,182	104

NOTE 17   -    FINANCE INCOME AND EXPENSES

A.	Financing Income:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5	2 0 1 7
	NIS	NIS	NIS	US Dollars
Interest Income:
Short-term bank deposits	30	333	957	9
Interest Income of debentures held for trading	3,274	1,791	1,901	944
Other	16	(11)	(74)	5
Total interest Income	3,320	2,113	2,784	958
Other:
Changes in fair value of financial assets at fair values	7,760	1,924	186	2,238
Gain (loss) from non-tradable financial assets (see note 24i).	5,368	(7,734)	-	1,548
Foreign currency differences	-	-	13	-
Dividends	1,489	272	380	429
Total financing Income	17,937	(3,425)	3,363	5,173

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 17   -    FINANCE INCOME AND EXPENSES (Cont.)

B.	Financing expenses:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5	2 0 1 7
	NIS	NIS	NIS	US Dollars
Other:
Foreign currency differences	2,708	2,222	627	781
Bank fees	599	449	351	173
Management fees for investment houses	462	300	-	133
Other	-	172	-	-
Total financing costs	3,769	3,143	978	1,087

NOTE 18   -    EARNING PER SHARE

Composition:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5	2 0 1 7
	NIS	NIS	NIS	US Dollars
A. Basic earnings per share:
Earnings used in the calculation of basic earnings per share to equity holders of the parent	25,023	10,852	6,844	7,216

B. Diluted earnings per share:

Profit used to compute diluted earnings per share from continuing operations	25,023	10,852	6,844	7,216

Weighted average number of shares used in computing basic earnings per share from continuing operations	13,240,913	13,240,913	13,090,729	13,240,913
Weighted average number of shares used in computing diluted earnings per share from continuing operations	13,240,913	13,240,913	13,090,729	13,240,913

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 19   -    FINANCIAL INSTRUMENTS

A.	Significant accounting policies:

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which Income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

B.	Categories of financial instruments:

	As of December 31,
	2 0 1 7	2 0 1 6	2 0 1 7
	NIS	NIS	US Dollars
Financial assets
Financial assets at fair value through profit or loss	143,514	104,921	41,394
Cash and cash equivalents	113,062	129,577	32,611

	256,576	234,498	74,005

C.	Objectives of managing financial risks:

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

The Group reduces the impact of the aforesaid risks from time to time by using derivative financial instruments in order to hedge the risk exposures; such derivatives are not designated as hedges for accounting purposes. Derivatives are used according to the Group's policy, which was approved by the boards of directors. The policy prescribes principles regarding: management of currency risk, interest rate risk, credit risk, the use of derivatives and of non-derivative financial instruments, and investment of liquidity surplus. The compliance with policy and the exposure levels are reviewed by the internal auditor on a continuing basis.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 19   -    FINANCIAL INSTRUMENTS (Cont.):

E.	Other price risks:

The Group is exposed to price risks of - shares, certificate of participation in mutual fund and bonds, which are classified as financial assets carried at fair value through profit or loss.

The carrying amount of the investments exposed to price risks of shares, certificate of participation in mutual fund and bonds is NIS 143,514 thousands (US Dollars 41,394 thousands).

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

	2 0 1 7	2 0 1 6
	NIS	NIS

Profit or loss	14,351	10,492

F.	Credit risk:

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

Aging of impaired trade receivables are 86 days and in the year 2017 (89 days in the year 2016).

G.	Liquidity risk management:

The following table presents the Group's outstanding contractual maturity profile for its non-derivative financial liabilities. The analysis presented is based on the undiscounted contractual maturities of the Group's financial liabilities, including any interest that will accrue. Non-interest bearing financial liabilities which are due to be settled in less than 12 months from maturity equal their carrying values since the impact of the time value of money is immaterial over such a short duration.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 19   -    FINANCIAL INSTRUMENTS (Cont.):

G.	Liquidity risk management: (Cont.):

Non derivatives financial instruments

The following table presents the Group's maturity profile for its non-derivatives financial instruments based on their contractual maturity. These financial instruments include interest relating to these assets, except for cases when the Group anticipates that the cash flow will occur on a different period.

	1 month	1-3 Months	4-12 Months	1-5 Years	More than 5 Years	Total
	NIS	NIS	NIS	NIS	NIS	NIS

2017
Financial instruments which bear interest	608	728	3,471	13,832	69,266	87,905
Financial instruments which do not bear interest	168,671	-	-	-	-	168,671
	169,279	728	3,471	13,832	69,266	256,576

2016
Financial instruments which bear interest	272	1,683	2,583	29,580	24,346	58,464
Financial instruments which do not bear interest	176,651	-	-	-	-	176,651
	176,923	1,683	2,583	29,580	24,346	235,115

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 19   -    FINANCIAL INSTRUMENTS (Cont.):

G.	Liquidity risk management: (Cont.):

Non derivatives financial instruments (Cont.):

The Financial instruments in the non-derivatives financial instruments consist of:

	December 31,
	2 0 1 7	2 0 1 6	2 0 1 7
	NIS	NIS	US Dollars

Cash and cash equivalents	113,062	129,577	32,611
Financial assets at fair value through profit or loss	143,514	104,921	41,394

	256,576	234,498	74,005

H.	Exchange rate risk:

The Group undertakes certain transactions denominated in foreign currencies  leading to exposures to exchange rate fluctuations. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at reporting date are as follows:

	Assets		Liabilities
	2 0 1 7	2 0 1 6	2 0 1 7	2 0 1 6
	NIS	NIS	NIS	NIS

US Dollars	38,034	43,263	1,944	1,387

EUR	1,299	57,805	3,568	6,071

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 19   -    FINANCIAL INSTRUMENTS (Cont.):

H.	Exchange rate risk: (Cont.):

	US Dollars Impact	EUR Impact
	2 0 1 7	2 0 1 7
	NIS	NIS

Profit or loss	3,609	(277)

	US Dollars Impact	EUR Impact
	2 0 1 6	2 0 1 6
	NIS	NIS

Profit or loss	4,187	5,173

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

The fair value of the long-term loans approximates their carrying value since they bear interest at rates close to the prevailing market rates.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 19   -    FINANCIAL INSTRUMENTS (Cont.):

I.	Fair value of financial instruments: (Cont.).

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

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
financial assets ‘at fair value through profit or loss’ (FVTPL)
Marketable securities and derivatives	143,514	-	-	143,514

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
financial assets ‘at fair value through profit or loss’ (FVTPL)
Marketable securities and derivatives	104,921	-	-	104,921

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20  -      OTHER FINANCIAL ASSETS AND LIABILITIES

From time to time the Group takes action to hedge against changes in exchange rate. Below are the open positions as of December 31, 2017:

Other financial assets and liabilities:

	Exchange	2 0 1 7	2 0 1 6	2 0 1 7
	rate	NIS		US Dollars
Derivatives designated as hedges:
Forward contracts in US Dollars	3.845-3.855	-	(12)	-

NOTE 21   -    SEGMENT INFORMATION

A.	General:

The Group has adopted IFRS 8 Operating Segments with effect from January 1, 2009. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance.

Since 2012, the Group's operating segment under IFRS 8 is only the import segment. The import segment earns its revenues from importing and marketing food products to retail chains and, supermarkets, among others.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 21   -    SEGMENT INFORMATION (Cont.)

B.	Revenues from the main customers of the Import segment:

The following is an analysis of the Group's customers who represent more than 10% of the total sales:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5	2 0 1 7
	NIS	NIS	NIS	US Dollars

Customer A	50,053	46,171	57,161	14,437

C.	Revenues from the principal products of the Import segment:

Revenues from major groups of products that contributed 10% or more to the Group's total revenues in 2015-2017 are as follows:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5	2 0 1 7
	NIS	NIS	NIS	US Dollars

Canned Vegetables and Pickles	38,545	41,991	41,161	11,118

Dairy and Dairy Substitute Products	118,800	108,250	100,321	34,266

Canned Fish	50,684	45,111	35,910	14,619

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
NOTE 22   -    RELATED PARTIES

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below:

A.	Transactions with Related Parties:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5	2 0 1 7
	NIS	NIS	NIS	US Dollars

Sales of goods to the Parent Company	93	208	265	27

Participation in expenses with Parent Company	95	296	301	28

Salary management fees, and bonus to related parties	2,281	2,190	17,108	658

Salary and bonus to key management personal	2,734	3,091	1,599	789

Share-based payment	-	-	152	-

Car expenses	498	383	1,016	144

B.	Balances with Related Parties:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 7
	NIS	NIS	US Dollars

Due to officers	24	42	7

Parent Company	(6)	361	(2)

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23   -    GUARANTEES AND PLEDGES

The Company's liabilities to banks with respect to overdrafts, on-call loans, documentary credit and bank guaranteed supplier credit as off December 31, 2017, is in the sum of NIS 7,106 thousands (NIS 6,502 thousand as of the end of 2016). These liabilities are for importation of food products and are guaranteed by floating charges on the share capital, goodwill, and property of the Company, as well as the insurance rights.

Secured liabilities of the Group:

	As of December 31,
	2 0 1 7	2 0 1 6	2 0 1 7
	NIS	NIS	US Dollars
	(in thousands)

Bank letters of credit	2,979	1,580	859

	2,979	1,580	859

NOTE 24   -    SIAGNIFICANT EVENTS DURING AND AFTER THE REPORTING PERIOD

a.
On May 7, 2017, Mr. Joseph Williger informed the parent Company that he is the controlling shareholder of B.S.D Crown Ltd. (the controlling shareholder of the parent company) through private companies he owns, and that he is therefore the controlling shareholder of the parent Company as from May 5, 2017.

b.
On June 11, 2017, a General Meeting of the parent Company’s shareholders approved the appointment of the following B.S.D nominated directors: Messrs. Joseph Williger, Zwi Williger, Jacob Navon and Benzi Sao, and the termination of the term of office of all then current directors (other than the external directors): Mr. Ilan Admon, Gregory Gurtovoy, Eli Arad, Shalhevet Hasdiel and Arik Safran. On June 12, 2017, the parent Company’s Board of Directors approved the appointment of Mr. Gil Hochboim as a director.

c.
On June 20, 2017, a General Meeting of Shareholders of the Company approved the appointment of the following directors: Messrs. Yoseph Williger, Zwi Williger, Gil Hochboim and David Donin and the termination of the term of office of all then current directors of the company (other than the external directors): Messrs. Ilan Admon, Gregory Gurtovoy and Ilan Cohen. On June 20, 2017 the Board of Directors of the Company approved the appointment of Mr. Victor Bar as a director.

d.	On July 5, 2017, Mr. Iram Graiver ended his term of office as the parent Company’s CEO and his term of office in the Company.

e.	On July 6, 2017, Mr. Tim Cranko was as appointed CEO of the parent Company and of the Company.

f.	On October 15, 2017, Mr. Amir Kaplan was appointed to as the Chief Financial Officer of the parent Company and of the Company.

g.	On December 31, 2017, Mr. Tim Cranko ended his term of office as the parent Company’s CEO and his term of office as the CEO of the Company.

h.	On January 1, 2018, Mr. Michael Luboschitz was appointed as the CEO of the parent Company and of the Company.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24   -   SIAGNIFICANT EVENTS DURING AND AFTER THE REPORTING PERIOD (Cont.)

i.
On January 18, 2018, the Tel Aviv District Attorney’s Office (Taxation and Economics) served indictments against Alexander Granovskyi and Gregory Gurtovoy, former (indirect) controlling shareholders and office holders of the parent Company and of companies under its control and against Joseph Schneerson, former officer holder of the parent Company and of companies under its control (hereinafter jointly: “the Defendants”).

The Defendants are accused of offenses of theft by manager, fraudulent receipt of goods or services under aggravated circumstances, fraud and breach of trust in a corporation, false registration in corporate documents, reporting offenses under the Securities Law, non-compliance with the provisions of the Securities Regulations with the intent of misleading a reasonable investor and offenses under Section 4 of the Prohibition on Money Laundering Law.

As mentioned above, the Defendants were former (indirect) controlling shareholders through their control in B.G.I or senior office holders in, among others, BGI and B.S.D., the parent Company and the company. Under the pretext of depositing the said companies’ funds with different banks abroad, the Defendants agreed with the said banks that the companies’ funds shall be used to secure loans to be extended to foreign private companies related to the Defendants. Under the indictment, approximately $60 million of the said companies’ funds (mostly BGI and B.S.D) were extracted in this manner. A total of $3 million out of the said amount was transferred in January 2016 from a company controlled by the company to an investment that was recorded in the Company’s accounts as an investment in bonds of a hotel in the Czech Republic, while the investment was actually used to secure the repayment of a loan extended to a company, which is related to Granovskyi and Gurtovoy.

The said bonds were purchased by B.H.W.F.I Ltd., a wholly owned subsidiary of the company (hereinafter - "BHWFI"), pursuant to subscription forms to purchase 300 bonds (225 actually purchased) of the issuer with a nominal value of US$ 10,000 each (hereinafter - the "Subscription Forms"). According to the terms of the purchase, the bonds bear annual interest of 6%, payable semi-annually on June 30 and December 31 of each year as of the issue date until the final maturity date of December 31 2018. The issuer has the right to repay the bonds prior to their repayment date by giving 30 days’ notice and without penalty. On June 30, 2016, the Issuer paid the first interest on account of the bond actually purchased by BHFWI in accordance with the terms thereof.

On December 30, 2016, BHWFI and the issuer signed an agreement (hereinafter - the "Agreement") for an early redemption of the bonds for a total of $ 1.8 million to be paid by February 15, 2017.  As part of the Agreement, the issuer waived all its claims against BHWFI, including an alleged obligation to make an additional investment in bonds up to an aggregate amount of $ 5 million.

On March 21, 2017, a first payment of $ 200 thousand was received. In view of the uncertainty relating to the collection of the remaining balance of the debt, the Company recorded a loss of $1.6 million in the financial statements for the year 2016.

On July 6, 2017, a second payment in the amount of $ 400 thousand was received (hereinafter - the “Second Payment”), and therefore, the Company recorded in its financial statements a finance income at an amount equal to the amount of the Second Payment.

On March 26, 2018, a third payment in the amount of USD 1,145 thousand was received. The Company recorded in its financial statements a finance income at an amount equal to the amount of the third payment.

j.
On February 24, 2016, a motion to certify a derivative action (hereinafter - the “Motion”) was received at the parent Company’s offices. The Motion was filed with the District Court (Economic Department) in Tel Aviv by Yaad Peer Management Services Ltd. (hereinafter - the “Applicant”), that holds shares of the parent Company. The motion was filed against all directors and office holders in the Company. The parent Company and the company were added as respondents to the Motion.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24   -   SIAGNIFICANT EVENTS DURING AND AFTER THE REPORTING PERIOD (Cont.)

The Motion deals with the Applicant’s claim for damages suffered by the parent Company, which is estimated by the Applicant, as of the filing of the Motion, at approximately $ 3 million, due to an alleged violation of the directors’ and officers’ fiduciary duty, duty of care and duty of expertise towards the parent Company in connection with a $3 million investment in a company registered in the Czech Republic and which holds an inactive hotel in the Czech Republic. According to the Applicant, the investment is not related in any way to the activity of the Company and is probably used to assist the controlling shareholder of the parent Company in other matters or to cover his other obligations.

As a result of the investigation being conducted by the Securities Authority (the "Authority"), inter alia, regarding matters that have arisen as part of this litigation, restrictions were imposed as part of this investigation that prevent the former parent Company office holders, who are respondents to the Motion, from conversing with the attorneys of the  parent Company.  As part of the Motion – the date for submission of the parent Company’s response to the Motion has been postponed. On September 27, 2016, the Authority filed a notice updating the Court, in which it requested that the restrictions that it imposed remain in effect for further 6 months. On October 5, 2016, the parent Company filed a response to the Authority's update notice, in which it requested an extension of the deadline for submission of the parent Company's response to the Motion to 60 days after the restrictions imposed by the Authority are removed. On January 22, 2017, the Court ruled that in light of the restrictions placed by the Authority, at this stage, the deadline for filing of the parent Company's response must be postponed. On May 10, 2017 after the court re-considered the Applicant's claim, the Court decided that the deadline for filing of the parent Company’s response will be at least 60 days from the date on which the restrictions imposed by the Authority are removed. On July 2 2017, the Authority informed the Court that the restrictions have not yet been removed. On July 3, 2017, the Court ruled that the Authority will file a further update to its notice until September 15, 2017. On September 14, 2017, the Authority filed an update notice to the Court, to the effect that the restrictions had not yet been removed. On September 14, 2017, the Court ruled that the Authority would file an additional update to the Court until December 7, 2017.

At the beginning of January 2018, the Authority filed a notice stating that the respondents to the Motion may reply to the Motion, provided that no meetings will be held with the attorneys that are attended by more than one person who is subject to restrictions as part of the criminal proceedings. On January 11 2018, the Court instructed the respondents to reply to the Motion within 60 days, i.e., no later than March 20, 2018.

On January 15, 2018, the Authority served indictments against Alexander Granovskyi, Gregory Gurtovoy and Joseph Schneerson.

On February 18, 2018, some of the respondents filed an application for stay of proceedings relating to the Motion, until the finalization of the criminal proceedings, and alternatively until all restrictions, which were placed on the respondents by the Authority are removed.

On February 26, 2018, the said respondents filed an application for deferral of the date of filing the reply to the Motion to 60 days after the issuance of a ruling in the application for stay of proceedings or after removal of all restrictions placed by the Authority as described above.

In its ruling from February 26, 2018, the court granted the extension as above.

On March 4, 2018, the Company filed a notice stating that it does not oppose to the motion and that the Court should rule according to its discretion.

On April 12, 2018, the Authority filed a notice stating that it has decided not to express its opinion regarding the Motion.

k.
A lawsuit and a motion to approve it as class action was filed on July 5, 2017, against the Company with the Central District Court for allegedly not complying with the food labelling regulations in connection with one of its products and thereby misleading consumers. At this stage, the amount specified in the lawsuit is NIS 4 million, since according to the plaintiff he does not have any data regarding the scope of marketing of the product, which is the subject matter of the motion. The Company and the plaintiff reached a compromise agreement whereby the plaintiff will withdraw the lawsuit and it will be stricken out at a cost which is immaterial to the Company. On November 23, 2017, the Court approved the compromise agreement and struck out the lawsuit.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24   -   SIAGNIFICANT EVENTS DURING AND AFTER THE REPORTING PERIOD (Cont.)

l.
A lawsuit and a motion to approve it as class action was filed on July 23, 2017, against the Company and against two other companies to the Central District Court for allegedly not complying with the food labelling regulations in connection with one of its products and thereby misleading consumers. At this stage, the amount specified in the lawsuit is NIS 3 million (and no specific amount was attributed to any of the defendants), since according to the plaintiff he does not have any data regarding the scope of marketing of the product, which is the subject matter of the motion. The Company and the plaintiff reached a compromise agreement whereby the plaintiff will withdraw the lawsuit and it will be stricken out without consideration. On November 24, 2017, the Court approved the compromise agreement and struck out the lawsuit.

m.
On July 23, 2017, Mr. Iram Graiver, former CEO of the Company and Willi-Food (hereinafter - “Mr. Graiver”) filed a lawsuit to the Regional Labor Court in Tel Aviv Jaffa (hereinafter - “the Labor Court”) claiming payment of social rights and different compensations at the total amount of NIS 2,377 thousands (USD 686 thousand). On November 26, 2017, the Company filed a statement of defense. On July 27, 2017, the company filed a lawsuit to the Labor Court against Mr. Graiver, demanding that he repays funds that he has taken unlawfully from the Company, amounting to NIS 1,694 thousands. According to the Company, throughout his term of employment as an office holder in the Company, the defendant has unlawfully taken from the company salary, bonus in respect of 2016 and reimbursement of expenses. According to the Company, Mr. Graiver has done so while breaching his fiduciary duty and his duty of care towards the Company as well as the cogent provisions of the Companies Law, 5759-1999, whereby it is mandatory that payments of the type taken from the Company by Mr. Graiver are approved by the General Meeting of the Company’s shareholders; according to the Company, Mr. Graiver has not obtained such an approval. On November 26, 2017, Mr. Graiver filed a statement of defense. On November 2, 2017, a resolution was issued to join the hearings pertaining to the two proceedings described above. A preliminary hearing was held on March 7, 2018. Mr. Graiver and the Company are expected to provide their documents disclosure affidavits on May 8, 2018. At this preliminary stage of the proceedings, it is not yet possible to assess the result of the proceedings. In view of the above, Company’s management is of the opinion that the recording and disclosure provided in the financial statements and in the notes to the financial statements in respect of the proceedings is sufficient.

n.
A lawsuit and a motion to approve it as class action was filed on January 3, 2018, against the Company and against another company to the Central District Court for allegedly not complying with the food labelling regulations in connection with one of its products and thereby misleading consumers. At this stage, the amount specified in the lawsuit is NIS 2.7 million since according to the plaintiff he does not have any data regarding the extent of the damage. The Company is required to file a response to the lawsuit until May 15, 2018. At this preliminary stage of the proceedings, it is not yet possible to assess the Company’s chances of prevailing in the claim.

o.
In January 2015, a lawsuit was filed in the court of first instance in Valencia against Gold Frost Ltd. (hereinafter – “Gold Frost”) and against the Company (hereinafter – “the Companies”) by a Spanish food manufacturer (hereinafter – “the Plaintiff”), with whom the Companies entered into an agreement for the production of kosher food products in Spain and for the sale of these products by Gold Frost. The lawsuit was filed in connection with a financial dispute in respect of a debt which was allegedly not paid to the Plaintiff; the Plaintiff also demands that the Companies compensate it for products it had produced and which, according to the statement of claim, were not collected by the Companies, and as a result the Plaintiff had to destroy them.

On July 7, 2015, the Companies were served by post with judicial documents in the Spanish language. These judicial documents pertained to service of a legal procedure in the court of first instance in Valencia. A further service of process was carried out in December 2015. In this case as well the judicial documents were in the Spanish language.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24   -   SIAGNIFICANT EVENTS DURING AND AFTER THE REPORTING PERIOD (Cont.)

On March 3, 2016, the court of first instance in Valencia, Spain, allowed the lawsuit against the Companies in an ex parte proceeding and ruled payment by the Companies of app. € 530 thousand (hereinafter – “Spanish Ruling”). In April 2016, the Companies received the Spanish Ruling in the Spanish language and also a translation of the Spanish Ruling into English. In December 2017, an enforcement order in the Spanish language was received at the Company’s offices. In the order, which was issued on November 22, 2017, the Companies are asked to provide details of assets and/or bank accounts for the purpose of enforcing the ruling in Spain.

The Company and its legal advisors are of the opinion that the Companies have grounds to demand the cancellation of the Spanish Ruling because the judicial documents were served in the Spanish language, and because the Plaintiff did not pursue the procedure set in the agreement between the parties, whereby disputes will be resolved in accordance with international law by an arbitrator that will be agreed upon by both parties.

As of the date of these financial statements, the Companies hired the services of a Spanish attorney in order to file a demand for the cancellation of the Spanish Ruling based on the aforesaid claims. If the claim of unlawful service of process and the claim regarding the Plaintiff’s ignoring the arbitration procedure are rejected by the court in Spain, and if the Plaintiff subsequently files an application to enforce the ruling in Israel, the Company may object to enforcement of the Spanish Ruling in Israel based on those claims. The Company also believes that it has good defenses against the claims made in the lawsuit, should the Plaintiff filed a lawsuit in Israel, or if the parties ask an agreed-upon arbitrator to resolve the dispute as set out in the agreement that was signed between the parties in 2011.

In view of the above, Company’s management is of the opinion that recording and disclosure provided in the financial statements and in the notes to the financial statements in respect of the Spanish Ruling is sufficient.

p.
On October 21, 2017, the Company announced that Gold Frost Ltd., a wholly owned subsidiary of the Company (hereinafter – “Gold Frost”) received a notice from Arla Foods Amba (hereinafter - "Arla"), a material supplier of the Group in the field of dairy and dairy substitute products (hereinafter – “the Supplier”), whereby the Supplier decided not to renew the exclusive distribution agreement with Gold Frost, which is expected to expire on December 31, 2017.

The end of the engagement with this distributor may have a material negative impact on the Group’s operating results. However, the Company believes that it will be able to enter into agreements in the near future with alternative suppliers in respect of some of the products currently purchased from the Supplier.

Representatives of Gold Frost and the Supplier have met and reached agreements to the effect that the Supplier will continue supplying to Gold Frost products that will be sold by Gold Frost in the first half of 2018.

q.
On June 29, 2015, Mega Retail Ltd. (hereinafter – “Mega”), which is one of the company largest customers in the organized retail market, filed an application for creditors’ arrangement with the District Court in Lod. On July 14, 2015, the District Court in Lod approved a recovery arrangement.

The recovery arrangement regulated, among other things, the manner of repayment of Mega’s debt to the Company in respect of the period through June 30, 2015. Mega’s debt to the company as of that date amounted to NIS 4.9 million and it was not secured by any collateral.

On January 17, 2016, after Mega had met the terms of the said recovery arrangement, it asked the court to issue a freezing of proceedings order, and on January 18, 2016, the court issued such an order. As of the date of the order, Mega’s debt to the Company amounted to approximately NIS 3.9 million.

On May 10, 2016, the trustees asked the court the approve an agreement for the sale of Mega Retail to Bitan Wines Ltd. in consideration for a total estimated amount in the range of NIS 400 million to NIS 450 million.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24   -   SIAGNIFICANT EVENTS DURING AND AFTER THE REPORTING PERIOD (Cont.)

A creditors’ meeting was held on May 26, 2016, which discussed the proposed agreement for the sale of Mega to Bitan Wines Ltd. as submitted by Mega’s trustees. According to the provisions of the new agreement, the debts to the ordinary debtors shall be paid in semi-annual payments (provided that the trustees maintain, at each disbursement, at least NIS 60 million) and these payments will be made only after full payment of Mega’s debts to senior debtors. The Company is one of Mega’s ordinary creditors. On June 15, 2016, the court approved the creditors arrangement.

Pursuant to the provisions of the agreement, the Mega chain is owned by Bitan Wines Ltd. as from July 1, 2016 and operates under this chain as from that date.

On February 13, 2017 the Company received a first payment of approximately NIS 433 thousand from the trustees. On August 8, 2017, the Company received a second payment of approximately NIS 110 thousand from the trustees. On December 6, 2017, the Company received a third payment of approximately NIS 183 thousand from the trustees. As of balance sheet date, the company recorded a provision for doubtful accounts at the total amount of approximately NIS 1.8 million in respect of Mega’s debt and the remaining balance in the books of accounts (net after provision for doubtful accounts) is NIS 1.2 million.

r.
On November 22, 2016, the Company declared the distribution of dividend at the total amount of $5,000 thousand (approximately NIS 18,790 thousand) ($0.38 per share), of which $3,097 thousand (approximately NIS 11,637 thousand) is attributed to Company’s shareholders and approximately $1,903 thousand (approximately NIS 7,153 thousand) is attributed to non-controlling interest. The effective date for dividend entitlement was set at December 8, 2016. The dividend was paid in full on December 21, 2016.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

By:	/s/ Michael Luboschitz
Michael Luboschitz
CEO

Date:  April 29, 2018