Form 20-F
period 2018-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2019-03-27
CIK 1030997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
 For the fiscal year ended December 31, 2018

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

The registrant had 13,240,913 ordinary shares, NIS 0.10 nominal value per share as of December 31, 2018.

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

Yes ☒          No ☐

Indicate by check mark whether the registrant has submitted electronically  every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files):

Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☐

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

Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. Dollars or NIS as the case may be, at the rates indicated or at any other rate.  Therefore, unless otherwise stated, the translations of NIS into U.S. Dollars have been made at the rate of NIS 3.748= $1.00, the representative exchange rate on December 31, 2018.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company,” “Dividends,” “Operating and Financial Review and Prospects,” and “Quantitative and Qualitative Disclosures about Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.  Actual results, performance or events may differ materially from those in such statements due to, without limitation, the risks set forth in "Item 3. Key Information – D. Risk Factors", including the following:

•	market risks of our portfolio of marketable securities, such as changes affecting currency exchange rates;
•	payment default by, or loss of, one or more of our principal clients; the loss of one or more of our key personnel;
•	termination of, or changes in, arrangements with our key customers;
•	termination of arrangements with our suppliers;
•	increasing levels of competition in Israel and other markets in which we do business;
•	increase or decrease in global purchase prices of food products;
•	our inability to accurately predict consumption of our products or changes in consumer preferences;
•	product liability claims and other litigation matters;
•	interruption to our storage facilities;
•	our insurance coverage may not be sufficient;
•	our operating results may be subject to variations from quarter to quarter;
•	our inability to successfully compete with nationally branded products;
•	our inability to successfully integrate our acquisitions;
•	our inability to protect our intellectual property rights;
•	significant concentration of our shares are held by one shareholder;
•	we are controlled by and have business relations with Willi-Food Investments Ltd. and its management;
•	the price of our ordinary shares may be volatile;
•	our inability to meet the Nasdaq listing requirements;
•	our inability to maintain an effective system of internal controls;
•	all of our assets are pledged to creditors;
•	cyber-attacks on the Company's information systems;
•	risks related to our new non-bank loans business activity;
•	changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;
•	economic conditions in Israel;
•	changes in political, economic and military conditions in Israel, including, in particular, economic conditions in the Company’s core markets; and
•	our international operations may be adversely affected by risks associated with international business.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.          SELECTED FINANCIAL DATA

The following selected consolidated financial data for each of the years in the three-year period which ended December 31, 2018, 2017 and 2016 are derived from our audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with IFRS as issued by IASB. The selected consolidated financial data for the years ended December 31, 2015 and 2014 is derived from our audited consolidated financial statements not appearing in this report. All of the financial data set forth below are in thousands (except share and per share amounts). You should read the following selected consolidated financial data in conjunction with "Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto appearing elsewhere herein. Historical results are not necessarily indicative of any results to be expected in any future period.

Recent Exchange Rates of NIS to one U.S. Dollar

The table shows the high and low exchange rate of NIS per one U.S. Dollar for the last seven months:

	High	Low
Octobenr 2018	3.72	3.62
November 2018	3.74	3.67
December 2018	3.78	3.72
January 2019	3.75	3.64
February 2019	3.66	3.60
March 2019 through March 25, 2019	3.63	3.60

The representative exchange rate for NIS on December 31, 2018 was NIS 3.748 = $1.00, and the representative exchange rate for NIS on March 25, 2019 was NIS 3.62= $1.00.

The average exchange rate of NIS 3.590 = USD 1.00 was for the year ended December 31, 2018, NIS 3.599 for the year ended December 31, 2017, NIS 3.841 for the year ended December 31, 2016, NIS 3.884 for the year ended December 31, 2015 and NIS 3.577 for the year ended December 31, 2014.

Income Statement Data:
In accordance with IFRS
	For the year ended December 31
	2018		2017		2016	2015	2014
	NIS	USD	NIS	USD	NIS	NIS	NIS
Revenue	338,245	90,247	311,978	83,239	294,202	312,514	328,741
Cost of sales	240,032	64,043	237,645	63,406	217,585	237,452	249,136
Gross profit	98,213	26,204	74,333	19,833	76,617	75,062	79,605
Selling expenses	43,823	11,692	42,090	11,230	39,405	37,294	39,696
General and administrative expenses	16,686	4,452	15,839	4,226	14,577	32,926	19,231
Other Income	(69)	(18)	(361)	(96)	(112)	(2,182)	(2,943)
Total operating expenses	60,440	16,126	57,568	15,360	53,870	68,038	55,984
Operating profit	37,773	10,078	16,765	4,473	22,747	7,025	23,621
Finance income	(7,212)	(1,924)	17,937	4,786	(3,425)	3,363	2,794
Finance expense	(2,256)	(602)	3,769	1,006	3,143	978	375
Finance income (expense), net	(4,956)	(1,322)	14,168	3,780	(6,568)	2,385	2,419
Profit before taxes on income	32,817	8,756	30,933	8,253	16,179	9,410	26,040
Taxes on income	(7,850)	(2,094)	(5,910)	(1,577)	(5,327)	(2,566)	(7,186)
Profit from continuing operations	24,967	6,662	25,023	6,676	10,852	6,844	18,854
Profit for the year	24,967	6,662	25,023	6,676	10,852	6,844	18,854
Attributable to:
Owners of the Company	24,967	6,662	25,023	6,676	10,852	6,844	18,854
Net Income	24,967	6,662	25,023	6,676	10,852	6,844	18,854
Basic and diluted earnings per Share	1.89	0.50	1.89	0.50	0.82	0.52	1.45
Shares Used in Computing Earnings per Share	1.89	0.50	13,240,913	13,240,913	13,240,913	13,090,729	12,974,245

Balance Sheet Data:
In accordance with IFRS

	2018		2017		2016	2015	2014
	NIS	USD	NIS	USD	NIS	NIS	NIS
Working capital	399,405	106,565	374,981	100,048	374,981	108,157	340,780
Total assets	466,413	124,444	436,922	116,575	436,922	126,023	411,349
Short-term bank debt	-	-	-	-	-	-	-
Shareholders' equity	440,879	117,631	415,581	110,881	415,581	119,868	386,066
Capital stock	13,240,913	13,240,913	13,240,913	13,240,913	13,240,913	13,240,913	12,974,245

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

Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivables. Despite our large number of clients (approximately 1,250 customers, 2,500 selling points in Israel and abroad), a major part of our sales is made to a limited number of customers. Our largest customer is Shufersal Ltd. ("Shufersal"). Sales to Shufersal accounted for 14.9% of our sales in 2018. We generally do not require and do not receive collateral from the big chain supermarkets customers, although we do require and receive collateral from most of the remainder of our clients in Israel to ensure security of collecting payments. In addition we buy credit insurance for many of our customers.  We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all reasonably anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major clients default on their payment obligations to us, we will not possess sufficient security to collect the entire debt.

We depend on a small number of principal clients who have in the past bought our products in large volumes. We cannot assure that these clients or any other client will continue to buy our products in the same volumes, on the same terms or at all.

Despite our wide dispersion of clients, we have one major client, Shufersal, which owns, among other things, supermarket stores which accounted for approximately NIS 50,439 million of our revenue during 2018. We do not have long term purchase contracts with our clients, and our sales arrangements with our clients do not have minimum purchase requirements. We cannot assure that our major clients will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Losing one or more of them may adversely affect our business results. In addition, we cannot assure that we will be able to attract new customers. Our failure to do so may significantly reduce our sales.

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

Although there is no one single company that supplies the majority of any of our products, if one or more of our suppliers raises their prices, our operating results may be adversely affected. See risk factor below - "Increases or decreases in global product prices have in the past, and in the future, may continue to have a material adverse effect on our profitability". We believe that there are alternative suppliers for purchasing our products; however, we cannot assure that the products of the alternative suppliers will become immediately available and that the terms of purchase will be similar to the current ones.

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

We market certain products under the trademarks “Willi-Food”, "Donna Rozza", "Manchow", “Gold Frost”, "Tifeeret", "the Chef Dish", "Art Coffe", "Mr Chang", "Muchi", "Euro Butter", "Euro Spread", "Euro Cheese", Euro Cream", "Euro Dessert", and "Emma". Although we have registered trademarks for these brands, we cannot assure that the degree of protection these and other trademarks offer will be sufficient to protect our rights in these marks.

One shareholder owns a large percentage of our shares.

As of March 27, 2018, Willi-Food Investments owned approximately 62.05% of our ordinary shares (approximately 62.05% on a fully‑diluted basis), and as of such date B.S.D. Crown Ltd. ("BSD") held approximately 67.88% of our outstanding shares (approximately 67.88% on a fully‑diluted basis). In addition to its control of Willi-Food, BSD directly owns 5.83% of our ordinary shares. See "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders".

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

Our inability to meet the Nasdaq listing requirements

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

Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems. We implemented financial and disclosure control procedures and corporate governance practices that enable us to comply, with the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission, or the SEC, rules. For example, we developed accounting and financial capabilities, including the establishment of an internal audit function and development of documentation related to internal control policies and procedures. Failure to establish the necessary controls and procedures would make it difficult to comply with SEC rules and regulations with respect to internal control and financial reporting. We need to take further actions to continue to improve our internal controls If we are unable to implement solutions to any weaknesses in our existing internal controls and procedures, or if we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ordinary shares may be adversely impacted.

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

Risks Related to Our New Non-Bank Loans Business Activity

Our credit standards and on-going credit assessment processes might not protect us from significant credit losses.

We take credit risk by virtue of making loans and extending loan commitments. We manage credit risk through a program of underwriting standards, the review of certain credit decisions and an ongoing process of assessment of the quality of the credit already extended. In addition, our credit administration function employs risk management techniques intended to promptly identify problem loans. While these procedures are designed to provide us with the information needed to implement policy adjustments where necessary and to take appropriate corrective actions, there can be no assurance that such measures will be effective in avoiding future undue credit risk, and credit losses may occur in the future.

The amount of future loan losses could be influenced by changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed current estimates. While the risk of nonpayment is inherent in proving financing, we could experience greater nonpayment levels than we anticipate. Further deterioration in the quality of our loan portfolio could cause our interest income and net interest margin to decrease and our provisions for loan losses to increase further, which could adversely affect our results of operations and financial condition.

Our allowance for loan losses may not be adequate to cover actual losses, which could materially and adversely affect our operating results.

We maintain an allowance for loan losses that we believe is appropriate to provide for any potential losses in our loan portfolio. The allowance is based upon factors such as the credit risk of specific customers, historical trends and experience, ongoing review of the quality, size and diversity of our loan portfolio, the amount and quality of collateral securing the loans, current economic conditions, geographic and industry loan concentrations and other information which we believe adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate.

Our business is subject to interest rate risk, and variations in interest rates may negatively affect financial performance.

Changes in the interest rate environment may reduce our profits. Loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. We cannot ensure that we can minimize our interest rate risk. While an increase in the general level of interest rates may increase the loan yield and the net interest margin, it may adversely affect the ability of certain borrowers with variable rate loans to pay the interest and principal of their obligations. Accordingly, changes in levels of market interest rates could materially and adversely affect the net interest spread, asset quality, loan origination volume and our overall profitability.

Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it will take, increased regulation of non-bank credit extension could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business.

Risks Related to Our Location in Israel

We are subject to regulations and other policies of the Israeli government and of other countries from which we import and into which we export. If we are unable to obtain and maintain regulatory qualifications or approvals for our products, our business may be adversely affected.

Regulatory, licensing and quotas: The import, export, storage, marketing, distribution and labeling of some major food products are subject to extensive regulation and licensing by various Israeli government and municipal agencies, principally the Ministry of Health, the Ministry of Economy, the Ministry of Agriculture and the Ministry of Finance. To the extent that we have imported and exported, or will import and export, food products outside of Israel, we may be subject to quotas and other import and export laws and regulations which may limit our ability to sell or buy certain of our food products into or from these countries. We are required to maintain our distribution processes in conformity with all applicable laws and regulations. In the event that such laws and regulations change, or we fail to comply with such laws and regulations, we may be prevented from trading within Israel or another part of the world.

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

We are incorporated under the laws of the State of Israel, our principle offices are located in central Israel and all of our officers, employees and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel have a direct influence on us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect our operations. During the winter of 2012 and the summer of 2014, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip. This conflict involved missile strikes by Hamas against civilian targets in various parts of Israel and negatively affected business conditions in Israel. We estimate that the conflict with Hamas in 2014 reduced the Company's sales by approximately NIS 16 million. Ongoing or revived hostilities related to Israel may have a material adverse effect on our business and on our share price. The political uncertainty in surrounding countries, including Egypt and Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries and have raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran is believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular.

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

We purchase food products from over 120 suppliers located around the world. Therefore, we are subject to certain risks that are inherent in an international business. These include, but are not limited to:

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

CAPITAL EXPENDITURES

Our capital expenditures were $0.572 million, $0.76 million and $0.56 million for the three years ended December 31, 2018, 2017 and 2016, respectively. Our capital expenditures from January 1, 2019 until March 27, 2019 were approximately $ 52 thousands For more information, see " – D. Property, Plants and Equipment".

B.	BUSINESS OVERVIEW

Overview

The Company is an Israeli-based company engaged, directly and through subsidiaries, in the development, import, export, marketing and distribution of a wide variety of over 600 food products world-wide. In the year ended December 31, 2018, substantially all of our revenue was generated in Israel, with less than 1% of our revenue resulting from exports outside Israel.

The Company purchases food products from over 150 suppliers located in Israel and throughout the world, including from the Far East (China, India, the Philippines and Thailand), Ethiopia, Eastern Europe (Poland, Lithuania and Latvia), South America (Ecuador), the United States, Canada, Western and Central Europe (the Netherlands, Belgium, Monaco, Germany, Sweden, Switzerland, Denmark, and France) and Southern Europe (Spain, Portugal, Italy, Turkey and Greece)

The Company's products are marketed and sold to approximately 1,250 customers and 2,500 selling points in Israel and around the world (for example, to customers in the Unites States, England and France), including to supermarket chains, wholesalers and institutional consumers. The Company markets most of its products under the brand name “Willi-Food,” and some of its chilled and frozen products under the brand name “Gold Frost”. Certain products are marketed under brand names of other manufacturers or under other brand names. In addition, the Company distributes some of its products on an exclusive basis, as described further below.

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

Credit Activity

On November 14, 2018, the board of directors of the Company decided to take steps in order to enter the non-bank credit field (“credit extension activity”). This activity will be carried out and managed through W.F.D, a wholly-owned and controlled subsidiary of the Company. At this stage, the activity will be funded from the Company's and its subsidiaries' (collectively, "group") own resources and will be carried out in parallel to the existing activity of importing, marketing and distributing food products. During 2018, the Company did not commence its credit extending activity. In February 2019, the Company extended a first loan totaling NIS 18 million (USD 4.8 million) for a period of 10 months with an average duration of 6 months.

As of March, 27, 2019, the Company’s principal shareholder, Willi-Food, held approximately 62.05% of our ordinary shares (approximately 62.05% on a fully‑diluted basis). The primary assets of Willi-Food are the Company’s ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”. Willi-Food’s securities are traded on the Tel Aviv Stock Exchange.

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

•	to penetrate new markets through the establishment of business relationships and cooperation with representatives in such markets subject to a positive political climate.

•	to develop the non-bank loans business activity.

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

Product Information

The products that generated the largest sales volume for the year ended December 31, 2018 were dairy and dairy substitute products (39% of sales), fish products  (15% of sales) and canned vegetables  (12% of sales).

The products that generated the largest sales volume for the year ended December 31, 2017 were dairy and dairy substitute products (39% of sales), fish products (17% of sales) and canned vegetables (13% of sales).

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

On October 21, 2017, the Company announced that Gold Frost Ltd., a wholly owned subsidiary of the Company (“Gold Frost”), received a notice from Arla Foods Amba ("Arla"), a material supplier of the group in the field of dairy and dairy substitute products, whereby Arla decided not to renew the exclusive distribution agreement with Gold Frost, which was expected to expire on December 31, 2017. The end of the engagement with Arla threatened to cause a material negative impact on the group’s operating results.

Representatives of Gold Frost and Arla met and reached agreements to the effect that Arla would continue supplying to Gold Frost products that would be sold by Gold Frost until October 2018.

During 2018, the Company entered into engagements with several European dairies for the supply of a range of dairy products that will replace the products that were supplied by Arla. In August 2018, the Company launched a line of dairy products under an independent brand “Euro Diary Europe”.

In addition to Arla, we purchased several products from a single supplier in 2018 and, as a result, that supplier accounted for more than 10% of our total purchases; however, purchases from this supplier were made due to economies of scale, operational efficiency and convenience, and the Company does not consider itself dependent on this supplier The average volume of our credit balance with our suppliers in 2018 was NIS 16.2 million (US$ 4.3  million) consisting of 24 days of suppliers credit on average, in 2017 was NIS 14.7 million (US$ 3.9 million) consisting of 24 days of suppliers credit on average and in 2016 was NIS 15.3 million (US$ 4.1 million) consisting of 26 days of suppliers credit on average.

Customers

The Company's products are marketed and sold to approximately 1,250 customers and 2,500 selling points throughout Israel and outside of Israel.

The Company's customers generally fall within one of the following three groups:

•	large retail supermarket chains, and

•	small retail supermarket chains, and

•	other custumers, including small private grocery shops, government institution, wholesalers, restaurants, hotels, hospitals and more.

The first group of customers above includes the large retail food marketing chains: Shufersal Ltd., Yenot Bitan, Rami-Levy Ltd, "Osher-Ad", Viktory, Yohananof and others. The large retail food marketing chains usually consist of dozens of stores with nationwide deployment.

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

A number of provisions of a law entitled "Promoting Competition in the Food Industry" (the "Food Law"), which went into effect on January 15, 2015,  regulating the operations of food suppliers and retailers, are applicable to the Company (which is not defined as a large supplier in respect of its engagements with retailers subject to the provisions of the Food Law), including a prohibition on any interference on the part of a supplier in a retailer’s determination of the consumer price that such retailer will collect on another suppliers’ merchandise, or the terms of such sale; a prohibition on retailers interfering in any way in a supplier’s determination regarding what products to sell other retailers and what prices to charge for those products, or the terms of such sale; a ban on suppliers transferring payments (in cash or cash equivalents) to a large retailer, other than by lowering the price per unit of a product, subject to certain exceptions; a prohibition on interfering in any way in the price per product collected by a retailer for that supplier’s products, the allocation of any share of sales space for that supplier’s products, the purchase of products provided by that supplier on any scale in proportion to the retailer’s purchase of the product from alternative suppliers; and a prohibition on interfering in the purchase or sale of products provided to a retailer by another supplier, including quantities and purchase targets, sales space allocated to them in stores and other commercial terms. In 2018, the Company had one retail customer, Shufersal, that is considered a large supplier according to the Food Law, the scope of Company sales to which exceeded 10% of its income in 2018. As a result, the Company's interaction with this customer is required to meet certain principles for engagement, including those impacting commercial agreements, logistics and monetary collection.

The second group of customers includes the small retail chains of up to 15 stores, usually in a regional deployment

Generally, the Company’s engagement with small retail chains does not involve exclusivity, or other obligatory terms of operations. Prior to entering into an engagement with such customer, the Company gauges the customer's financial stability and determines the scope of credit to assign to and the sureties to obtain from such customer. Small retail chains are generally requested to provide deferred checks as sureties, and some are requested to provide additional sureties, including promissory notes, personal guarantees and bank guarantees. In addition, the Company insures most of its small retail chains with credit insurance. In 2018, more than 80% of the Company's small retail chains were insured with credit insurance policies by credit insurance companies.

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

The Company's sales by customer group for the years ended December 31, 2018, 2017 and 2016 were as follows:

	Percentage of Total Sales Year Ended December 31
Customer Groups	2018	2017	2016
large retail supermarket chains	50%	50%	49%
other customers	50%	50%	51%
	100%	100%	100%

The average aggregate debit balance of the Company's customers with the Company in 2018 was NIS 96.2 million (USD 25.7 million) and the average time period within which our accounts receivable were paid was 88 days, in 2017 was NIS 86.7 million (USD 23.1 million) and the average time period within which our accounts receivable were paid was 86 days and in 2016 it was NIS 85.6 million (USD 22.8 million) and the average time period within which our accounts receivable were paid was 90 days.

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

Sales are made by the placement of customers’ orders (except for part of the dairy and dairy substitute products), which are directed to the Company’s regional office and placed by the sales personnel or directly by the customers. Orders are delivered by the Company’s transport network (including 14 refrigeration trucks and three regular trucks) and by independent transporters.  In certain cases, the Company transports products directly from port to customers, utilizing the services of independent transporters. In some instances, the Company transfers the merchandise to the logistics centers of the supermarket chains, and the supermarket chains themselves are responsible for the distribution of the merchandise to their chain stores for a commission charged to the Company.

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

With imported products, the Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 60 days. Occasionally, the Company may take advantage of low priced merchandise and purchase larger amounts than usual of a product with long shelf life. In those cases, the inventory may be sufficient to meet market requirements for more than 60 days. Products ordered by customers in full container loads are generally forwarded directly to the customers’ facilities without being stored in the Company’s facilities. The Company does not regularly maintain a significant backlog of orders from customers; orders received by customers are generally filled within one week. The Company’s inventory as of December 31, 2018 amounted to NIS 49.3 million (USD 13.2 million) compared with NIS 39.9 million (USD 11.5 million) as of December 31, 2017.

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

To the Company's knowledge, several of its competitors (Shemen, Tomer, Taaman, Solbar and Y.T.V Foods Industries Ltd with respect to edible oils, Fodor (Starkist and Yona), Posidon and Williger of the Neto Group, Filtuna, Vita Pri HaGalil and Shastowits with respect to fish products, the new Vita Pri HaGalil, Yachin-Zan laKol, Williger of the Neto Group, and Tomer with respect to canned vegetable and canned fruit products, Osem, Barila, Vita Pri HaGalil, Williger of the Neto Group, Taaman and Tomer with respect to pasta products, Tnuva, Tara, Strauss, Seyman, Gad Dairy with respect to dairy and dairy substitute products, for example) are substantially more established, have greater market recognition and have greater financial, marketing, human and other resources than those of the Company. If any of the Company’s major competitors materially reduces prices, the Company would experience significantly more competitive pressure and a decrease in profitability. The Company cannot predict whether it could successfully compete with these pressures and, if it were unable to do so, the Company’s business would be adversely impacted.

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

 The Company also markets cheeses and cheese substitutes such as "Ha-Bulgaria", which was registered in Israel in February 2009, "EMMA", which was registered in Israel in December 2013.

The Company markets frozen edamame soybeans under the trademark "Manchow," which was registered in Israel in October 2007.

The Company markets a line of products with kosher supervision by Badatz Edah HaChareidis under the trademark "Tifeeret", which was registered in Israel in September 2010 for different uses in the food industry.

The Company also markets pasta and sauces under the trademark "Donna Rozza," which was registered in Israel in August 2005 for different uses in the food industry.

The Company also markets other products which are in the process of registration in Israel such as "Euro", "Mochi", "MR. CHANG", "Art Coffee" and "Manat Ha-Chef".

Other products marketed by the Company under their original brand name are “Completa”, "Del Monte", "Danesita", "Nobeleza Gaucha", "Sera", "Daawat", "Zanetti", "Ferro", "Hahne", "Pastor" and "Kolios".

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

The government has undertaken various efforts to reduce custom duties and charges in recent years.. In the fourth quarter of 2015, the Ministry of Finance announced a tax-free import quota program for hard cheeses (over 5,000 tons) and butter and cream (together, more than 1,250 tons) for the year 2016. In addition, new procedures were announced for quota distribution in order to increase the efficiency of the allocation and to ensure that the benefit reaches the consumer, including a competitive process exemption from certain customs duties for hard cheeses (with winners chosen by which bidder has the lowest sale price to the end consumer). The Ministry of Finance announce three more times at the end of 2016, 2017 and 2018 (for the years 2017, 2018 and 2019) a tax-free import quota for hard cheese at the same mechanism like 2015. The company won a significant share of the entire quotas for each year. For more information, see "Item 5. Operating and Financial Review and Prospectus – D. Trend Information".

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

The Company’s principal shareholder, Willi-Food, as of March 27, 2019, held approximately 62.05% of our ordinary shares (approximately 62.05% on a fully‑diluted basis). The primary assets of Willi-Food are the Company’s ordinary shares. Willi-Food was established on November 27, 1992 and its securities have been traded on the Tel Aviv Stock Exchange since January 1993.

The Company, as of March 27, 2019, had 3 active subsidiaries, as follows:

Subsidiary	Jurisdiction of Organization	Company's Ownership Interest
W.F.D. (import, marketing and trading) Ltd. ("WFD")	Israel	100%
W. Capital Ltd. (Former: "B.H.W.F.I. Ltd.) (W.Capital)	Israel	100%
Gold Frost Ltd.	Israel	100%

The offices of our active wholly owned subsidiaries are located in Yavne, Israel, at the offices of the Company.

WFD

In November 1995, the Company incorporated a wholly-owned subsidiary, WFD.  The Company occasionally imports certain products through this subsidiary, which then sells these products to the Company. In early 2019, as the Company launched its first loan by WFD, under its new credit extension activity. The Company intends to use WFD as its vehicle for the credit extension activity.

W. Capital

In June 2014, the Company incorporated a wholly-owned subsidiary, W.Capital.

Gold Frost

In May 2001, the Company acquired all the shares of Gold Frost in. Gold Frost, which was registered in 1977 in Israel, is engaged in designing, developing and distributing frozen and chilled food products. The Company purchased Gold Frost in order to take advantage of Gold Frost’s know-how in importing frozen and chilled products as well as of its well known brand name in the Israeli market. Gold Frost distributes over 140 products, usually packed for private consumers (in cans, jars, containers and plastic sealed and vacuumed packages), but also for institutional consumers and labeled in Hebrew, English, and in certain cases, Arabic and Russian. Gold Frost markets certain products under the trademarks “Gold Frost” and “Willi-Food” which are registered in Israel. Gold Frost is working towards broadening the variety of products that it develops and distributes. The mission of Gold Frost is to develop low fat, low cholesterol dairy chilled and frozen products aimed at the kosher and health conscious consumer market.

On February 28, 2006, a relationship agreement between Gold Frost, the Company and others was signed, defining the relationship between the two companies.

D.	PROPERTY, PLANTS AND EQUIPMENT

The Company's principal executive offices are situated at a logistics center in the northern industrial zone of Yavne, at 4 Nahal Harif St., Israel, 35 km south of Tel Aviv. The logistics center is 8,526 square meters (approximately 92,000 square feet) and is located on a plot of 19,000 square meters (approximately 205,000 square feet).

In addition to the current logistics center, the Company makes use of so-called "free" warehouse services, mainly in the area of the Ashdod seaport. For such services, the Company is charged only for storage per container or pallet (i.e., there is no charge for rental when containers or pallets were not stored there). The Company's expenses for usage of free warehouses services were NIS  152thousand (USD41  thousand) for the year ended December 31, 2018, NIS 1,522 thousand (USD 406 thousand) for the year ended December 31, 2017 and NIS 264 thousand (USD 71 thousand) for the year ended December 31, 2016. In 2016 and 2015, the Company expanded its frozen storage facility at its logistics center in order to save the Company the expense of using storage services in free warehouses, as described above, and in order to improve Company's operations.

As of December 31, 2018, the Company owned four refrigeration trucks (each with a capacity of 12 tons), 10 refrigeration trucks (each with a capacity of 15 to 18 tons), 3 combined trucks (each with capacity of 26 tons) and four private cars. As of December 31, 2018, the depreciated total cost of such vehicles amounted to approximately NIS 1,589 thousand (USD 424 thousand).

Since January 22, 2008, the Company has been operating the Yavne facility under a municipal business license as required under Israeli applicable law. The license has been granted permanently.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company was incorporated in Israel in January 1994 and started operations in February 1994.

For convenience purposes, the financial data for the years ended December 31, 2018, 2017 and 2016 has been translated into U.S. Dollars using the representative exchange rate. This rate as of December 31, 2018 was NIS 3.748= USD 1.00.

The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto submitted in this Annual Report. The Company's financial statements as of December 31, 2018 and for the year then ended have been prepared in accordance with IFRS and interpretations issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

The Company is engaged, directly and through its subsidiaries, in the design, import, marketing and distribution of a broad range of food products purchased from over 150 suppliers worldwide and marketed throughout Israel and abroad. The products imported by the Company are marketed in Israel and sold to approximately 1,250 customers and 2,500 selling points, including supermarket chains, mini-markets, wholesalers, manufacturers and institutional consumers. The Company also sells its products outside Israel to a variety of customers world-wide.

On November 14 2018, the board of directors of the Company decided to takes steps in order to enter the non-bank credit field. This activity will be carried out and managed through W.F.D, a wholly-owned and controlled subsidiary of the company. At this stage, the activity will be funded from the group’s own resources and will be carried out in parallel to the existing activity of importing, marketing and distributing food products. During 2018, the Company did not commenced its credit extending activity. In February 2019, the Company extended a first loan totaling NIS 18 million for a period of 10 months with an average duration of 6 month.

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

Recognition of income

IFRS 15 – “Revenue from Contracts with Customers” is mandatory for reporting periods starting on January 1, 2018. The Company has opted to apply the standard with retroactive effect to contracts that have not yet been completed as of January 1, 2018. The Comparative figures relating to the year ended December 31, 2017 and to the interim period of the three months ended March 31, 2017, are presented in accordance with the provisions of IAS 18 which was effective prior to the application of IFRS 15.

The first-time application of the standard had no impact on the financial statements.

The standard determines a five-step model for the application of the standard. In accordance with the model, revenues from contracts with customers are recognized in the statement of comprehensive income when control over the goods or services is transferred to the customer. Revenue is measured and recognized at the fair value of the consideration receivable according to the terms of the contract, net of amounts collected in favor of third parties (such as taxes). Revenue is recognized in the consolidated statements of profit or loss to the extent that it is probable that the economic benefits will flow to the Group and the revenue and costs, if relevant, can be measured reliably.

Transfer of control

Control is transferred when the Company transfers to the customer possession of the goods and when the significant risks and benefits associated with ownership of the goods have been transferred to the customer. Normally, the date of delivery of goods is the date on which control was transferred. In transactions involving an intermediary, the date of transfer of control is the date on which the goods were delivered to the end-customer.

Determining the transaction price

The transaction price is determined at the fair value of the consideration receivable according to the terms of the contract, net of amounts collected in favor of third parties. When determining the transaction price, the Company estimates the amounts of credits to be given to customers and the expected returns and adjusts the amount of revenue accordingly.

The Company recognizes an asset in respect of products that its customers are expected to return to the Company and in respect of which it recognized a provision for returns. The amount of the asset is determined at the lower of cost or net realizable value.

Disaggregation of revenue in respect of contracts with customers

The Company disaggregates revenues recognized from contracts with customers by groups of products.

1.	Useful lifespan of property, plant, and equipment

During every annual reporting period, the Company's management assesses the estimated useful life span of an item of property, plant and equipment. There were no changes to the estimated useful life spans of an item of property, plant and equipment during the course of the financial reporting period.

2.	Employee benefits

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

The following table sets forth for the periods indicated the correlation (in percentages) between items from the Company’s statements of operations to its total sales for such periods:

	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenues	338,245	311,978
Cost of Sales	240,032	237,645
Gross Profit	98,213	74,333
Selling Expenses	43,823	42,090
General and Administrative Expenses	16,686	15,839
Other Income	(69)	(361)
Operating profit	37,773	16,765
Financial Income (Loss), Net	(4,956)	14,168
Profit before taxes on income	32,817	30,933
Taxes on income	(7,850)	(5,910)
Net Income	24,967	25,023

Year Ended December 31, 2018 compared with Year Ended December 31, 2017

Revenues.  Revenues for fiscal 2018 increased by NIS 26,267 thousand (USD 7,008 thousand), or 8.4%, to NIS 338,245 thousand (USD 90,247 thousand) from NIS 311,978  thousand (USD 83,239 thousand) recorded in fiscal year 2017. Revenues increased primarily due to a redirection of resources in favor of sales, increasing the range of the Company's products and proper inventory management.

Cost of Sales.  Cost of sales for fiscal year 2018 increased by 1.0% to NIS 240,032 thousand (USD 64,043 thousand), or 71.0% of revenues, from NIS 237,645 thousand (USD 63,406 thousand), or 76.2% of revenues recorded in fiscal year 2017. The increase in cost of sales in fiscal year 2018 compared to fiscal year 2017 was primary due to an increase in sales.

Gross Profit.  Gross profit for fiscal year 2018 increased by 32.1% to NIS 98,213 thousand (USD 26,204 thousand), or 29.0% of revenues, from NIS 74,333 thousand (USD 19,832 thousand), or 23.8% of revenues, recorded in fiscal year 2017. The increase in gross profit in fiscal year 2018 compared to fiscal year 2017 was primary due to the sales and the gross margin increase resulting from the Company's strategy of selling a favorable mix of products which generate a higher gross margin.

Selling Expenses.  Selling expenses for fiscal year 2018 increased by 4.1% to NIS 43,823 thousand (USD 11,692 thousand), or 13% of revenues from NIS 42,090 thousand (USD  11,230 thousand), or 13.5% of revenues recorded in fiscal year 2017.  The increase in selling expenses was primarily due to an increase of salary resulting from an increase in personnel in the sales department and increase of freight to customers' expenses.

General and Administrative Expenses. General and administrative expenses for fiscal year 2018 increased by 5.3% to NIS 16,686 thousand (USD 4,452 thousand), or 4.9% of revenues, from NIS 15,839 thousand (USD 4,226 thousand), or 5.1% of revenues recorded in fiscal year 2017. The increase in general and administrative expenses was primarily due to an increase in the personnel and in the management salary.

Other Income. Other income for fiscal year 2018 amounted to NIS 69 thousand (USD 18 thousand) compared to NIS 361 thousand (USD 96 thousand) recorded in fiscal year 2017.  Other income for fiscal year 2018 and 2017 mainly consisted of gain from sales of property plant and Equipment.

Operating Profit. Operating profit for fiscal year 2018 increased by NIS 21,008 thousand (USD 5,602 thousand), or by 125.3%, to NIS 37,773 thousand (USD 10,078 thousand), or 11.2% of revenues, from NIS 16,765 thousand (USD 4,473 thousand), or 5.4% of revenues, recorded in fiscal year 2017. The increase in operating profit was primarily due to the increase in the gross profit.

Financing Income (expense), Net.  Financing expense, net, for fiscal year 2018 amounted to NIS 4,956 thousand (USD 1,322 thousand) compared to net income of NIS 14,168 thousand (USD 3,780 thousand) recorded in fiscal year 2017. Financing Expense, net, for fiscal year 2018 consisted primarily of loss on marketable securities of NIS 13,697 (USD 3,654 thousand), interest income and dividends of NIS 6,408 thousand (USD 1,228 thousand) and an income from foreign currency differences amounted to NIS 2,867 thousand (USD 768 thousand).  For more information on this non- tradeable financial asset, see "Item 8. Financial Information – Legal Proceedings".

Profit before taxes on income.  Profit before taxes on income for fiscal year 2018 increased by NIS 1,884 thousand (USD 503 thousand), or by 6.1%, to NIS 32,817 thousand (USD 8,756 thousand) from NIS 30,933 thousand (USD 8,253 thousand) recorded in fiscal year 2017. The increase in profit before taxes on income was primarily due to an increase in operating profit and decrease in financial income.

Taxes on Income.  Taxes on income for fiscal year 2018 increased by 32.8% to NIS 7,850 thousand (USD 2,094 thousand) from NIS 5,910 thousand (USD 1,593 thousand) recorded in fiscal year 2017. The increase in taxes on income in fiscal year 2018 compared to fiscal year 2017 was mainly due to an increase in income before taxes. For more information see Note 11a (Taxes on income) of our financial statements for the year ended December 31, 2018 included in this report.

Net profit  for the year.  Net profit for fiscal year 2018 remains unchanged at NIS 25.0 million (US$ 6.7 million), or NIS 1.89 (US$ 0.50) per share.

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

For fiscal 2018, cash and cash equivalents increased from NIS 113.1 million (USD 30.2 million) as of December 31, 2017 to NIS 134.2 million (USD 35.8 million) as of December 31, 2018.

During fiscal 2018, financial assets at fair value through profit or loss decreased to NIS 137.9 million (USD 36.8 million) from NIS 143.5 million (USD 38.3 million) as of December 31, 2017.

Cash flow from operating activities

For fiscal 2018, the Company generated a positive cash flow from continuing operating activities of NIS 27.0 million (USD 7.2 million) compared to positive cash flow from continuing operating activities of NIS 14.4 million (USD 3.9 million) in fiscal 2017, a change as a result of an increase in "adjustments to net cash from operating activities" of NIS 12.6 million (USD 3.4 million) from negative adjustment of NIS 10,584 thousands (USD 2,824 thousands) in fiscal 2017 to positive adjustment of NIS 2,074 thousands (USD 553 thousands) in 2018 primarily due to an adjustment of unrealized loss on marketable securities of NIS 13.7 million (USD 3.6 million) on 2018 compared to unrealized gain on marketable securities of NIS 7.8 million (USD 2.1 million) in 2017, and a  gain from non-tradeable financial assets of NIS 5.4 million (USD 1.4 million) in fiscal 2017 due to an investment on non-tradeable bond. For more information see "Item 8. Financial Information – Legal Proceedings".

Cash flow from investing activities

During fiscal 2018, the Company utilized cash flow of NIS 5.8 million (USD 1.6 million) for continuing investing activities compared to net cash flow from continuing investing activities of NIS 31.0 million (USD 8.3 million) utilized in fiscal 2017 primarily due to an acquisition of marketable securities of NIS 8.1 million (USD 2.1 million) and a redemption of non-current financial assets of NIS 4.0 million (USD 1.1 million) compared to proceeds from marketable securities of NIS 30.8 million (USD 8.2 million), and redemption of non-current financial assets of NIS 2.2 million (USD 0.6 million)  in fiscal 2017.

Cash flow used in financing activities

During fiscal 2018 and 2017, the Company had no cash flow from continuing financing activities.

Cash requirements

The Company’s cash requirements, net, during the years ended December 31, 2018 and 2017 were met primarily through its working capital. As of December 31, 2018, the Company had working capital of NIS 399 million (USD 107 million) compared to working capital of NIS 375 million (USD 100 million) as of December 31, 2017. The Company believes that its working capital is sufficient for the Company's present requirements.

Trade receivables

The Company’s trade receivables balance as of December 31, 2018 was NIS 98 million (USD 26 million) compared to the trade receivables balance as of December 31, 2017 in the amount of NIS 86 million (USD 23 million). The average time period within which our accounts receivable was paid was 88 days in 2018 compared to 86 days in 2017.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The representative rate of the U.S. Dollar was NIS 3.748 on December 31, 2018 compared to NIS 3.467 on December 31, 2017, compared to NIS 3.845on December 31, 2016, NIS 3.902 on December 31, 2015 and NIS 3.889 on December 31, 2014. As of March 25, 2019, the representative rate of the U.S. Dollar was NIS 3.62.

The annual rates of inflation (deflation) in Israel during the years ended December 31, 2014, 2015, 2016, 2017 and 2018 were approximately  (0.2%), (0.1%), (0.3%), 0.4% and 0.8%, respectively, while during such periods the revaluation (devaluation) of the NIS against the U.S. Dollar was approximately (12.1%), (0%), (1.5%), (10%) and 8.1%, respectively.

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

Guarantees and Pledges

Principally in connection with letters of credit issued to the Company, the Company has issued a debenture to each of Bank Leumi Le’Israel Ltd and Bank Hapoalim Ltd. The Company has pledged all of its assets (including its outstanding share capital and goodwill of the Company) in favor of Bank Leumi Le’Israel Ltd. and Bank Hapoalim Ltd. to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company’s suppliers.  Bank Leumi Le’Israel Ltd. and Bank Hapoalim Ltd. have agreed among them that the pledges subject to such debentures will rank pari passu. The outstanding amount of such letters of credit as of December 31, 2018 was approximately NIS 1.0 million (USD 0.3 million).

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

The food industry is characterized by a high level of competition and limited consumer loyalty. The sector is dynamic, responding to the demands, needs and various tastes of an audience numbering millions of Israeli consumers. Various macro-economic factors and industry risks, including the rate of growth and state of the local and global economy. During 2018 there was a continued growth trend in the Israeli economy which started during the years 2016 and 2017. Economic indicators of the Israeli economy indicate an approximate 3.2% of growth in Israel’s GDP in 2018 (a GDP growth rate similar to 2017) and a low unemployment, which decreased during the year to approximately 4.3% (According to data available on the Central Bureau of Statistics). Compared with most of the developed countries in the world, the aforesaid growth rate is high. In 2018, the inflation rate was moderate and the inflation increased by 0.8% (Central Bureau of Statistics’ report of January 15, 2019), which is around the lower end of the Bank of Israel's target forecast, and the Bank of Israel’s interest increased but still remained at a very low level of 0.25%. Israel’s economy is positively affected by developments of the global economy. The global economic activity continued to grow in 2018 and this year, it is expected to grow by approximately 3.7% ( In accordance with a report of the International Monetary Fund that was published in January 2019). Nevertheless, developments in the global economic environment indicate an increase in global economic risks, including risks that may impact Israel’s economy. The main risks are the weakness of the global debt market and the trade war between the USA and China and monetary tightening, especially in the USA. For the potential consequences on the Company due to the changes in the Israeli economy, see Section 21 below. The Company believes that the Company’s financial stability and the condition of its assets, as well as the high level of cash it generates on a current basis, will enable it to successfully deal an economic crisis and to continue funding its activities and meet its obligations.

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

In May 2014, the Ministry of Finance announced the implementation of a government decision to open free of duty import quotas for hard cheeses (over 6,500 tons), yogurt (over 1,500 tons) and butter and cream (together, more than 1,250 tons). This decision revoked an earlier decision which determined an import duty on these products. Pursuant to this decision, the Company and Goldfrost won quotas for imports of a variety dairy products. Another announcement of the Ministry of Finance formulated new procedures for the distribution of duty-free quotas in order to increase the efficiency of the market and in order to ensure that the benefit reaches the consumer and that the program will operate to support small dairies in order to increase competition in the domestic market. In late 2014, the Ministry of Finance announced the opening of the competitive process for hard cheese import quotas exempt from customs duties, while the winning importers would be obligated to sell products at a lower selling price to the end consumer. The Company and Goldfrost did not participate in this process. In late 2015, the Ministry of Finance announced an additional competitive process for tax free import quotas for cheeses under the same conditions to the lowest bidder for prices to the final consumers, The Company and Goldfrost received more than 1,000 tons of cheeses and 500 tons of butter for import fully exempt from customs duties in addition to other exemptions from custom duties on other products. In late 2016, the Company and Goldfrost received more than 1,450 tons of cheeses and 600 tons of butter for import fully exempt from customs duties in addition to other exemptions from custom duties on other products. In late 2017 and in the early 2018, the Company and Goldfrost received more than 1,790 tons of cheeses and 1,250 tons of butter for import fully exempt from customs duties in addition to other exemptions from custom duties on other products. In late 2018 and in early 2019, the Company and Goldfrost received a full exemption from import custom duties for up to 960 tons of cheese and up to 575 tons of butter, and other exemptions from custom duties on additional products. The Company believes that the effect of these reductions and procedures for the Company and Goldfrost in 2019 will be material and will contribute substantially to the development and growth in a variety of sales.

OFF-BALANCE SHEET ARRANGEMENTS

Not applicable.

F.	TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS

Not applicable.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The directors, executive officers and key employees of the Company as of the date of this Annual Report are as follows:

Name	Age	Position with the Company
Joseph Williger	62	Director, Co-Chairman of the Board
Zwi Williger	64	Director, Co-Chairman of the Board
Victor Bar(1)(2)	54	Director
Gil Hochboim	49	Director
David Donin (1)	62	Director
Michael Luboschitz	57	Chief Executive Officer
Amir Kaplan	39	Chief Financial Officer
Einav Brar (1)(2)	47	External Director
Idan Ben-Shitrit (1)(2)	44	External Director

(1) (2)	Members of the Company’s Audit Committee Members of the Company’s Compensation Committee

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

Zwi Williger has served as the active Co-Chairman of the board of the company (together with his brother Mr. Joseph Williger) and as a Chairman of the board of Willi-Food the controlling shareholder of the Company since august 13, 2017 and June 12, 2017 respectively. In addition, From January 1994 until January 2016 he served as an active chairman of the board of the Company and a director and a CEO of Willi-Food the controlling shareholder of the Company. Prior to that and from inception of the Company in 1994 until 1997, he had served as a director and Manager of Marketing Development of the Company.  In addition, Mr. Williger served as Chief Operating Officer of the Company from 1997 until 2011.  Mr. Williger attended Fresno University in California

Victor Bar, has served as independent director of the Company since June 2017. In addition, Mr. Bar is director in his own company "Victor bar consultant LTD". Since 2015 Mr. Bar providing financial and other economy services includes value estimation opinions for companies and entities.  Between 2014 and 2016, Mr. Bar served as a CFO of "Edriel Israel assets Ltd", public company traded in Tel Aviv stock exchange working in Real Eestate. Between 2011 and 2014 Mr. Bar served as CFO of "P2W Ltd" Company that working in water treatment and purification for gold mines in Africa. Between 2007 and 2011 Mr. Bar served as a CFO of "New Horizon Group Ltd" public company traded in Tel Aviv stock exchange working in Real Estate in east Europa, Latvia and U.S.A. Mr. Bar holds a B.A. in accounting and economy from Bar Ilan University and C.P.A license in Israel since 1992.

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

Einav Brar has served as external director of the Company since August 2018. Since 2015, Mrs. Brar has served as owner and CEO of TLV Medical Center, and from 1994 until 2015, she served as founder and former CEO of DPL - Disposable Hygienic Products LTD. Einav Brar earned her bachelor's degree (BA) in Business Administration from Roppin Academic Center.

Idan Ben-Shitrit has served as external director of the Company since August 2018. He has served, since 2009, as a self-employed portfolio manager at Meitav Co. & Altris Co. Mr. Idan earned his bachelor of arts (BA) in Mathematics and Economics from Tel-Aviv University and MBA (Finance) from IDC Herzliya.

Termination of Office

Sigal Grinboim served as an external director of the Company from July 2015 until July 2, 2018.

Menashe Arnon served as an external director of the Company from August 2015 until August 30, 2018.

B.	COMPENSATION

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2018. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with management fees, salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2018, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Name and Principal Position	Salary (1)	Other Benefit (5)	Management Fees (2)	Bonus (3)	Total
	NIS Thousands
Zwi Williger (4) Co-Chairman of the board and a chairman of the board of Willi-Food	-	158	720	720	1,598
Joseph Williger (4) Co-Chairman of the board and a director of Willi-Food	-	116	720	720	1,556
Michael Luboschitz CEO of the company and Willi-Food	-	62	876	260	1,198
Ran Aharoni VP Sales of the company.	596	65	-	112	773
Amir Kaplan (6) Chief Financial Officer of the company and Willi-Food	517	54	-	120	691

(1)	The aggregate of gross monthly salaries or other payments with respect to the Company's Executive Officers for 2018 exclude annual bonus and other benefits as car and mobile phone.
(2)	Management fees includes also tax gross-up payments.
(3)
Annual profit-related bonuses for 2018 to Zwi Williger and Joseph Williger Represents annual bonuses granted to the Covered Executive based on formulas set forth in the Company's compensation policy approved by shareholders in October 2017 (the "Amended Compensation Policy") and the agreements with each of the Covered Executive.

(4)	For additional information on Zwi Williger's and Joseph Williger's compensation arrangements with the Company, see - "Management Service Agreements" with Zwi Williger and Joseph Williger", below.
(5)	Vehicle cost, and mobile phone
(6)	On March 27, 2019, the Company approved to Mr. Amir Kaplan a discretionary bonus of approximately NIS 17 thousand.

Terms of Service of Mr. Zwi Williger and Mr. Joseph Williger

On August 13, 2017 and on August 17, 2017, the Company’s Compensation Committee and Board, respectively, unanimously approved the following terms of office of each of the co-Chairmen, which were approved by the Company's shareholders on October 17, 2017.

According to the Management Services Agreements, each of the co-Chairmen will serve as an active co-Chairman of the Board of Directors of the Company in a part time position (60% of a full-time position).

The main terms and conditions of each of the Management Services Agreement are as follows:

(a)          Monthly service fees of 60,000 (currently approximately USD 16,009) (excluding VAT).

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

(b)          Profit Related Bonus - an annual bonus determined according to measurable quantitative criteria:

Payment of the Measurable Bonus will be subject to achieving an operating profit target before bonuses to all Company’s officers (the “Bonuses”) of at least NIS 15 million (currently approximately USD 4.0 million) (the “Minimum Operating Profit before Bonuses”).

Achieving or exceeding the Minimum Operating Profit before Bonuses the co-Chairman will entitle to receive a bonus in the following manner: (i) a Bonus of 2% of the actual operating profit before Bonuses up to and including NIS 10 million (currently approximately USD 2.7 million); (ii) a Bonus of 3% of the actual operating profit before Bonuses above NIS 10 million and up to and including NIS 15 million (currently approximately USD 4 million); (iii) ) a Bonus of 4% of the actual operating profit before Bonuses above NIS 15 million and up to and including NIS 20 million (currently approximately USD 5.3 million); (iv) a Bonus of 5% of actual operating profit before Bonuses exceeding NIS 20 million.

The maximum annual Measurable Bonus to be paid to the co-chairman will not exceed NIS 720 thousand (currently approximately USD192 thousand).

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

(e)          The Company will provide the co-Chairman with use of a vehicle, the value of which will not exceed the amount of NIS 400,000 (currently approximately USD 107,724). The Company will cover all the operating expenses of the Company car (excluding fines), including grossing up the related tax. In case, at the request of the co-Chairman, the value of the vehicle will exceed the amount of NIS 400,000, the co-Chairman will reimburse the Company with any amount exceeding NIS 400,000.

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

(g)          On February 11 2019 and February 17 2017, respectively, the Company’s Renumeration Committee decided to approve changes to the renumeration policy, renumeration terms and scope of position of the joint chairpersons for a three-year period starting on January 1, 2019. In order to approve the changes, the Company sent to its shareholder a notice to to convene a General Meeting of the Company’s shareholders. The meeting is scheduled for on April 3, 2019. The recommended changes are expected to increase the scope of the joint chairpersons’ position from 60% to 100%; as a result of the said changes, each of the joint chairpersons will be entitled to monthly management fees of NIS 100,00 plus VAT. The changes also include an increase of the maximum annual bonus payable to each of the joint chairpersons to NIS 1.5 million (plus VAT).

(h)          Furthermore, as part of the meeting to be held of April 3, 2019, the Company’s shareholders will be asked to approve the amendment of the management services agreement whereby as from January 1, 2019 and for a three-year period as from that date, the measurable bonus will be paid subject to meeting an operating profit target of at least NIS 20 million (before bonuses).

Terms of Office and Employment of Michael Luboschitz, CEO of the Company and Willi-Food

The Board appointed Mr. Michael Luboschitz as CEO effective as of January 1, 2018.

On December 5, 2017 and December 13, 2017 the Compensation Committee of the Company and the Board, respectively, unanimously approved the following terms of office of Mr. Luboschitz.  On August 2, 2018, the shareholders meeting approved the terms of office and employment of Mr. Luboschitz, effective from the date of his appointment (collectively the “Terms of Office and Employment of Mr. Luboschitz”):

Monthly Payment – For 100% of a full time position, monthly service fees of NIS 73,000 plus VAT (currently approximately USD 19,477, plus VAT) (“Monthly service fees”);

Vehicle - In addition to the monthly service fees, NIS 5,000 (currently approximately USD 1,334) per month for vehicle, and the vehicle's operating expenses (including insurance, fuel, tolls and fees);

Profit Related Bonus - an annual bonus determined according to measureable quantitative criteria (the “Measureable Bonus”) as follows:

The Measureable Bonus mechanism:

A Measurable Bonus will only be paid if the Company's annual consolidated operating profit before bonuses for all Company officers ("Annual Operating Profit Before Bonuses") is at least NIS 15 million (currently approximately USD 4.0 million).

Achieving or exceeding the Minimum Operating Profit before Bonuses will entitle Mr. Luboschitz to receive a bonus in the following manner: (i) a Bonus of 0.5% of the actual operating profit before Bonuses up to and including the Minimum Operating Profit before Bonuses; and (ii) a Bonus of 0.75% of the actual operating profit before Bonuses exceeding the Minimum Operating Profit before Bonuses.

The maximum annual Measurable Bonus to be paid to Mr. Luboschitz will not exceed NIS 330,000, plus VAT (currently approximately USD 88,046, plus VAT).

Equity based compensation - in the event the Company decides to grant equity based compensation, the Company may grant Mr. Luboschitz Company securities as determined by the Company’s compensation committee and board of directors, and subject to the receipt of all other approvals required by the applicable law.

Termination, Notice Period and Retirement Term –

Each of the Company and Mr. Luboschitz may terminate the Management Service Agreement at any time, and for any reason, by prior written notice of 30 days in the first six months of service and 60 days during the rest of the period. During the notice period Mr. Luboschitz must fulfill his duties in order to ensure the continued and smooth operation of the Company, as well as the handing over of Mr. Luboschitz's duties to such person(s) as will be designated by the Board, unless the Board decides to conclude his service before the end of the notice period. Each of the Company and Mr. Luboschitz may terminate the Management Service Agreement at any time, and for any reason, by prior written notice of 30 days in the first six months of service and 60 days during any time thereafter. During the notice period Mr. Luboschitz must fulfill his duties in order to ensure the continued and smooth operation of the Company, as well as the handing over of Mr. Luboschitz's duties to such person(s) as will be designated by the Board, unless the Board decides to stop his service before the end of the notice period.

Absence of employer/employee relations -

Benefits in general, including the social benefits of the CEO and income tax payments, national insurance payments and other payments due on account of the services to be provided under the Management Services Agreement, are to be at the sole expense of Mr. Luboschitz Management Company. Mr. Luboschitz' Management Company has undertaken to indemnify the Company with respect to any claims against the Company with respect to employer/employee relations.

Mr. Luboschitz will be included in the D&O insurance policy available to the Company and its subsidiaries under the same terms as other officers of the Company, and will be entitled to an exemption and indemnification letter, which is identical to the form of exemption and indemnification approved by the General Meeting of Shareholders on July 20, 2005 for all directors and officers of the Company.

Terms of Office and Employment of Ran Aharoni, VP sales of the company

Mr. Aharoni has served as VP sales of the Company since August 2, 2017. Mr. Aharoni is entitled to a monthly salary in accordance with the terms of his employment agreement as approved by the certified organs of the Company, including salary, car, mobile phone and accepted social conditions. In addition, Mr. Aharoni is included in the insurance policy for directors and officers of the Company, and is also entitled to exemption and indemnification from the Company. Pursuant to his employment agreement, Mr. Aharoni is entitled to a bonus based on the Company's operating profit.

Each party may terminate the agreement by giving 60 days advance notice

Terms of Office and Employment of Amir Kaplan, CFO and Secretary of the Company and Willi-Food

Mr. Kaplan has serve as CFO of the Company since October 15, 2017. Mr. Kaplan is entitled to a monthly salary in accordance with the terms of his employment agreement as approved by the certified organs of the Company, including salary, car, mobile phone and accepted social conditions. In addition, Mr. Kaplan is included in the insurance policy for directors and officers of the Company, and is also entitled to exemption and indemnification from the Company. Pursuant to his employment agreement, Mr. Kaplan is entitled to a bonus based on the Company's operating profit.

Each party may terminate the agreement by giving 60 days advance notice.

Aggregate Compensation of Directors and Officers

The aggregate compensation paid by the Company to its directors and officers as a group for the fiscal year 2018 was approximately NIS 5.5 million (USD 1.5 million), excluding bonuses in an aggregate amount of approximately NIS 2 million (USD 0.5 million) paid to Messrs. Joseph and Zwi Williger and other officers. These amounts include all contingent or deferred compensation payable to directors or officers during fiscal 2018. These amounts also include payments to non-executive directors in the aggregate amount of approximately NIS 368 thousand (USD 98 thousand) during fiscal 2018.

The foregoing includes amounts expended by the Company for motor vehicles made available to its officers. The Company provides motor vehicles to key employees and certain officers, at the Company’s expense.

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

Pursuant to Amendment No. 20 to the Companies Law and following approval of the Compensation Committee and Board, a Compensation Policy was approved by shareholders on November 28, 2013 and a revised Compensation Policy was approved by shareholders on October 17, 2017 (the "October 2017 Compensation Policy").  The objective of the October 2017 Compensation Policy is to achieve the goals and work plans of the Company, including its long-term best interests by: (i) creating a reasonable and appropriate set of incentives for the Company’s executives; (ii) providing the tools necessary for recruiting, motivating and retaining talented and skilled executives; (iii) putting an emphasis on performance based compensation; and (iv) creating proper balance between the various compensation components (such as fixed versus variable components and short-term versus long-term).

Pursuant to Amendment No. 20 to the Companies Law, a compensation policy must be reviewed and re-approved every three years, whether or not it has been amended. An amendment to the October 2017 Compensation Policy and its approval for a period of additional 3 years is proposed to the shareholders in the meeting to be held on April 3, 2019.

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

Audit Committee

Nasdaq Requirements

Our ordinary shares are listed for quotation on the Nasdaq Capital Market, and we are subject to the rules of the Nasdaq Capital Market applicable to listed companies.  Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Einav Brar (Chair), Idan Ben-Shitrit, Victor Bar and David Donin qualify as independent directors under the Nasdaq requirements and are members of the Audit Committee. The role of the audit committee for Nasdaq purposes includes assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the Company's accounting, auditing and reporting practices.

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

Compensation Committee

Companies Law Requirements

Einav Brar (Chair), Idan Ben-Shitrit and Victor Bar are members of the Board’s Compensation Committee. All of our Compensation Committee members have been determined to be eligible to be members of a compensation committee in accordance with the recent amendments to the Companies Law.

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

The External Directors of the Company are Ms. Einav Brar and Mr. Idan Ben-Shitrit. Ms. Brar was elected by shareholders on August 2, 2018 to serve for a period of three years, and was determined by the Board to have “financial and accounting expertise” under Companies Law.  Mr. Ben-Shitrit was elected by shareholders on August 2, 2018 to serve for a period of three years, and was determined by the Board to have “professional expertise” under the Israel Companies law.

Internal Auditor

Under the Israeli Companies Law, Israeli companies whose securities are publicly traded are also required to appoint an internal auditor, as recommended by the audit committee.  The role of the internal auditor is to examine, inter alia, whether the Company’s actions comply with the law, integrity and orderly business procedures. Mr. Doron Yunisy, the internal auditor, works in accordance with an annual audit plan approved by the Audit Committee.

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

Exemption

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

All current officers and directors of the Company have received exemption and indemnification letters including Joseph Williger and Zwi Williger, Gil Hochboim, David Donin and Victor Bar, Einav Brar and Idan Ben-Shitrit.

Directors and officers liability insurance policy

In accordance with the Companies Law, an agreement with a controlling shareholder, such as the Company's directors' and officers' liability insurance policy for its controlling shareholders, must be approved every three years by the Company’s Audit Committee or Compensation Committee (as the case may be), Board of Directors and by a special majority of the General Meeting of Shareholders, unless approved in accordance with Article 1B(5) of the Israeli Companies Regulations (Relief with Respect to Transactions with Interested Parties), 2000 (the “Relief Regulations”). On October 17, 2017 the General Meeting of Shareholders approved an insurance policy for Zwi Williger and Joseph Williger for a three years period which is on the same terms such policy applies to the other directors and officers of the Company.

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

As of March 27, 2019, the Company is a "public pyramid held company", with the parent Company, Willi-Food, a public company traded on the Tel-Aviv Stock Exchange, and BSD, Willi-Food's parent company, a public company traded on the London Stock Exchange.

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

As of March 27, 2019, the Company is a "public pyramid held company", with its parent Company named Willi-Food, which it is a public company traded on the Tel-Aviv Stock Exchange, and BSD, Willi-Food's parent company is a public company traded on the London Stock Exchange.

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

As of December 31, 2018, the Company, including its subsidiaries, employed a total of 157 persons (all of them are located in Israel), four of whom were in management, 32 of whom were in accounting and importing positions, 35 of whom were involved in the Company's sales and marketing departments and 86 of whom were employed in logistics networks (warehousing and transportation). This compares with 137 employees as of December 31, 2017, four of whom were in management, 30 of whom were in accounting and importing positions, 30 of whom were involved in the Company's sales and marketing departments and 73 of whom were employed in logistics networks (warehousing and transportation).

All the Company's employees are party to written employment contracts.

The Company has complied with and is in compliance with all material respects with all laws and other legal requirements relating to the employment of labor (including, without limitation, provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social pension benefits and the payment or withholding of payroll or similar taxes for employees, or any other applicable law or regulation concerning the employees of the Company).

The Extension Order for Mandatory Pension Insurance and the Extension Order for Increasing the Allocations to Pension Insurance (the "Extension Orders") that apply to the Company, require the maintenance of pension insurance for the benefit of its employees (the "Pension Insurance"). The Extension Orders settle the contribution of certain percentages of the employee's monthly insured salary to a Pension Insurance that may be one of the two following types: pension fund or insurance fund. The contribution is made by both the Company and its employees.

Each month, the employee contributes an amount equals to 6% of his insured salary, and the Company contributes an additional amount equals to 12.5% or 14.83% of the employee's insured salary. The contributions made by the Company to the pension fund cover 72% or 100% of the Company's severance liability towards its employees in case of termination (the differences in coverage depends on the amount the Company contributes to the severance part of the Pension Insurance). In the event that the Company contributes amounts to the severance part of the pension insurance that cover only 72% of the Company's severance liability, then in the case of termination of employment relations that entitle the employee to a payment of full severance pay under the law, the Company shall pay to the employee a supplementary amount. Furthermore, Israeli employees and employers are required to pay predetermined sums to the Israeli National Insurance Institute (which is similar, to some extent, to the United States Social Security Administration). The payments thereto range from 6.95% to 18.75% of wages; the employee’s share range from 3.5% to 12% (depending on the marginal level of wages) and the employer’s share range from 3.45% to 6.75%.

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

The following table sets forth, as of March 27, 2019, the number of Ordinary Shares beneficially owned by each shareholder known to the Company to own more than 5% of the Ordinary Shares and (ii) all directors and officers as a group. The information presented in the table is based on 13,217,015 Ordinary Shares outstanding as of March 27, 2019.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi-Food Investments Ltd. (1)	8,200,542	62.05%
B.S.D. Crown Ltd. (2)	8,971,617	67.88%
Joseph and Zwi Williger (3) (4)	9,252,745	70.01%
Brian Gaines (5)	1,289,329	9.76%

(1)	Willi-Food’s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi-Food are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne, 8122216 Israel.

(2)
Includes (i) 8,200,542 Ordinary Shares held by Willi-Food, and (ii) 771,075 Ordinary Shares held by B.S.D. Crown Ltd. ("BSD"). Willi-Food is controlled by its majority shareholder, BSD, and BSD may be deemed to beneficially own all of the shares owned by Willi-Food.

(3)
Based on a Schedule 13D filed on November 5, 2018, and on information provided to the Company by Joseph Williger and Zwi Williger, Willi-Food is controlled by its majority shareholder, BSD, which directly owns 771,075 Ordinary Shares of the Company.  BSD is controlled by Joseph Williger, who owns directly 1.01% of BSD's outstanding shares (excluding dormant shares) and owns through YMDHI (a company held 100% by him) 14.96% of BSD's outstanding shares (excluding dormant shares), and owns through YWMI (a company held 100% by him) 9.08% of BSD's outstanding shares (excluding dormant shares), and collectively 25.04% of BSD's outstanding shares (excluding dormant shares) and holds the right to vote those shares.  In addition, Zwi Williger is the brother of Joseph Williger and owns directly 6.38% of BSD's outstanding shares (excluding dormant shares) and owns through Zvi V and Co. Ltd. (a company held 100% by him) 15.92% of BSD's outstanding shares (excluding dormant shares) and holds the right to vote those shares, and collectively 22.30% of BSD's outstanding shares (excluding dormant shares) and holds the right to vote those shares. which if combined with Joseph Williger holdings', constitutes a 47.34% holding of BSD. In addition, Joseph Williger owns directly 12,000 Ordinary shares of the Company, and Zwi Williger owns directly 269,128 ordinary shares of the Company. Accordingly, Joseph Williger and Zwi Williger may each be deemed to beneficially own 9,252,745 Ordinary Shares (comprised of 8,200,542 Ordinary Shares held directly by Willi-Food, 771,075 Ordinary Shares held directly by BSD, 12,000 shares held directly by Joseph Williger and 269,128 shares held by Zwi Williger), or approximately 70.01% of the outstanding Ordinary Shares. Based on a Schedule 13D filed on November 5, 2018, Joseph Williger and Zwi Williger may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act; however, Zwi Williger and Joseph Williger have not acted in concert in connection with the transactions described herein and have not been, nor are they currently, parties to any voting or other arrangement with respect to their holdings in BSD, and they disclaim the existence of any such group.

(4)	Based on information provided to us, all of the Company's directors and officers as a group hold 9,252,745 Ordinary Shares representing 70.01% of our total shares outstanding.

(5)
Based on a Schedule 13G filed February 07, 2019, this amount consists of 1,120,779 Ordinary Shares (representing 8.48% of our total shares outstanding) directly held by Springhouse Capital (Master), L.P. (the "Fund"), and 128,959 Ordinary Shares owned by Mr. Gaines for his own account and an additional 39,951 Ordinary Shares held by immediate family members in accounts Mr. Gaines controls, and that Mr. Gaines may be deemed to beneficially own(in total representing 1.28% of our total shares outstanding). Mr. Gaines serves as managing member of Springhouse Capital Management G.P., LLC ("Springhouse") and as a director of Springhouse Asset Management, Ltd. (the "General Partner") and, as a result, may be deemed to beneficially own shares owned by the Fund. Springhouse is the general partner of Springhouse Capital Management, L.P. ("Management") and, as a result, may be deemed to beneficially own shares owned by the Fund. Management is the investment manager of the Fund and as a result, may be deemed to beneficially own shares owned by the Fund. The General Partner is the general partner of the Fund, and, as a result, may be deemed to beneficially own shares owned by the Fund.

Controlling Party

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

All of the shareholders of the Company (including Willi-Food) have the same number of votes for each Ordinary Share held. Accordingly, the major shareholder of the Company, Willi-Food, does not have voting rights that are different from those of the Company’s other shareholders. The Company believes that, as March 27, 2019, 2,674,941 Ordinary Shares (approximately 20.23% of its outstanding Ordinary Shares) were held by persons who were not officers, Directors or the owners of 5% or more of the Company's outstanding Ordinary Shares. As of March, 27, 2019, there were 12 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record, including a part of the Company’s shares held by Willi-Food through brokers, represented as of March 27, 2019 approximately 74.32 % of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

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

Dividend Policy

On November 22, 2016, the Company announced that it had adopted a dividend policy of issuing a regular annual dividend at a rate of at least 25% of its annual after-tax revenues (out of earnings generated after December 31, 2013). On April 29, 2018, the Board of Directors decided to suspend the current dividend policy and to consider adopting a new policy in the future.

Legal Proceedings

(1)
On July 23, 2017, Mr. Iram Graiver, former CEO of the Company and Willi-Food (hereinafter - “Mr. Graiver”) filed a lawsuit to the Regional Labor Court in Tel Aviv Jaffa (hereinafter - “the Labor Court”) claiming payment of social rights and different compensations at the total amount of NIS 2,377,305 (USD 634 thousand). On November 26, 2017, the Company filed a statement of defense. On July 27, 2017, the company filed a lawsuit to the Labor Court against Mr. Graiver, demanding that he repays funds that he has taken unlawfully from the Company, amounting to NIS 1,694,325 (USD 452 thousand). According to the Company, throughout his term of employment as an office holder in the Company, the defendant has unlawfully taken from the company salary, bonus in respect of 2016 and reimbursement of expenses. According to the Company, Mr. Graiver has done so while breaching his fiduciary duty and his duty of care towards the Company as well as the cogent provisions of the Companies Law, 5759-1999, whereby it is mandatory that payments of the type taken from the Company by Mr. Graiver are approved by the General Meeting of the Company’s shareholders; according to the Company, Mr. Graiver has not obtained such an approval. On November 26, 2017, Mr. Graiver filed a statement of defense. On November 2, 2017, a resolution was issued to join the hearings pertaining to the two proceedings described above. A preliminary hearing was held on March 7, 2018. The parties are in the process of document discovery and review. Proof hearings were held for December 18, 2019 and January 15, 2020. At this preliminary stage of the proceedings, it is not yet possible to assess the result of the proceedings.

(2)
On January 2015, a lawsuit was lodged in the court of first instance in Valencia, Spain against Gold Frost Ltd. (hereinafter – “Gold Frost”) and against the Company (hereinafter – “the Companies”) by a Spanish food manufacturer (hereinafter – “the Plaintiff”), with whom the Companies entered into an agreement for the production of Kosher food products in Spain and for the sale of these products by Gold Frost. The lawsuit was lodged in connection with a financial dispute in respect of a debt which was allegedly not paid to the Plaintiff; the Plaintiff also demands that the Companies compensate it for products it had produced and which, according to the statement of claim, were not collected by the Companies, and as a result the Plaintiff had to destroy them.

On July 7, 2015, the Companies were served by post with judicial documents in the Spanish language. These judicial documents pertained to service of a legal procedure in the court of first instance in Valencia. A further service of process was carried out in December 2015. In this case as well, the judicial documents were in the Spanish language.

On March 3, 2016, the court of first instance in Valencia, Spain approved the lawsuit against the Companies in an ex parte proceeding and ruled payment by the Companies of app. Euro 530 thousand (hereinafter – “Spanish Ruling”).

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

On October 1st, 2018, the Parties signed a compromise agreement whereby Gold Frost shall pay a total of € 150,000 in consideration for the withdrawal of all of the Plaintiff’s claims against it. In October 22, 2018, the Court of First Instance in Valencia approved the compromise agreement as a Court ruling.

(3)
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

The Investment was carried out by W. Capital Ltd. (Former: "B.H.W.F.I. Ltd"), a wholly owned subsidiary of the Company (“W. Capital”), pursuant to subscription forms to purchase 300 bonds (225 actually purchased) with a nominal value of USD 10,000 each (“Subscription Forms”). The Bonds bear an annual interest rate of 6%, payable semi-annually on June 30 and December 31 of each year as of the issue date until the final maturity date of December 31, 2018. The issuer has the right to repay the Bonds with prior notice of 30 days without penalty. On June 30, 2016, the Issuer paid the first interest on account of the bond actually purchased by W. Capital in accordance with the terms thereof.

On December 30, 2016, W. Capital and the Issuer signed an agreement (the “Agreement”) for an early redemption of the bonds for a total of USD 1.8 million that was to be paid by February 15, 2017.  Similarly, as part of the terms of the Agreement, the Issuer waived all its claims against W. Capital, including an alleged obligation to make an additional investment in bonds up to an aggregate amount of USD 5 million (as stated above, an amount of USD 2.25 million was invested in the past).

On March 21, 2017, a first payment in the amount of USD 200 thousand was received. In view of the uncertainty relating to the collection of the remaining balance of the debt, the Company recorded a loss of USD 1.6 million in the financial statements for the year 2016.

On July 6, 2017, a second payment in the amount of USD 400 thousand was received and therefore the Company recorded in its financial statements a finance income at an amount equal to the amount of the Second Payment.

On March 26, 2018, a third payment in the amount of USD 1,145 thousand was received by the Company, and therefore, the Company recorded in its financial statements a finance income at an amount equal to the amount of the third Payment.

(4)
Further to the above, on January 7, 2019, the Court was served with a plea agreement under an amended indictment (hereafter – the “Plea Agreement"), which was approved by the Tel Aviv-Jaffa District Court. Under the Plea Agreement, Gregory Gurtovoy and Joseph Schneerson were convicted of offenses of aiding theft by manager, fraud and breach of trust in a corporation, false registration in corporate documents, multiple offenses pursuant to Section 423 of the Penal Law, non-compliance with the provisions of Section 36 of the Securities Law, 1968 (hereafter – the “Securities Law”), the annual reports regulations and the immediate reports regulations; fraudulent receipt of goods or services under aggravated circumstances pursuant to Section 415 of the Penal Law and offenses of managers in a corporation. Furthermore, the Plea Agreement includes a 36-month imprisonment to Joseph Schneerson and 31-month imprisonment to Gregory Gurtovoy. Furthermore, Gregory Gurtovoy will also pay a fine of NIS 1.2 million.

(5)
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

As a result of the investigation that was conducted by the Securities Authority (the "Authority"), inter alia, regarding matters that have arisen as part of this litigation, restrictions were imposed as part of this investigation that prevent the former parent Company office holders, who are respondents to the Motion, from conversing with the attorneys of the parent Company. As part of the Motion – the date for submission of the parent Company’s response to the Motion has been postponed. On September 27, 2016, the Authority filed a notice updating the Court, in which it requested that the restrictions that it imposed remain in effect for further 6 months. On October 5, 2016, the parent Company filed a response to the Authority's update notice, in which it requested an extension of the deadline for submission of the parent Company's response to the Motion to 60 days after the restrictions imposed by the Authority are removed. On January 22, 2017, the Court ruled that in light of the restrictions placed by the Authority, at this stage, the deadline for filing of the parent Company's response must be postponed. On May 10,2017 after the court re-considered the Applicant's claim, the Court decided that the deadline for filing of the parent Company’s response will be at least 60 days from the date on which the restrictions imposed by the Authority are removed. On July 2 2017, the Authority informed the Court that the restrictions have not yet been removed. On July 3, 2017, the Court ruled that the Authority will file a further update to its notice until September 15, 2017. On September 14, 2017, the Authority filed an update notice to the Court, to the effect that the restrictions had not yet been removed. On September 14, 2017, the Court ruled that the Authority would file an additional update to the Court until December 7, 2017.

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

(6)
On August 16 2018, the company filed a notice whereby it intends to lodge a lawsuit against the office holders in connection with the events which are the subject matter of the derivative action and therefore it is no longer needed to discuss the motion to approve a derivative action. In view of company's notice, the said motion was stricken out and by a court ruling on October 4, 2018 and the case was closed.

(7)
Further to what is described in legal section e aboveOn November 4, 2018 the company filed a NIS 4,183,208 lawsuit against the Company’s former controlling shareholder – Mr. Gregory Gurtovoy and against five (former) Company directors and senior office holder - Israel Joseph Schneerson, Pavel Buber, Iram Ephraim Graiver, Ilan Menachem Admon and Zalman Vigler (hereafter jointly: the “Defendants”).

According to the Company, the Defendants conspired to cause the use of millions of NIS of the company funds as collaterals to loans extended to foreign private companies related to the Company’s controlling shareholders on dates which are relevant to the lawsuit, without obtaining the required approvals from the Company’s organs and without issuing the required report to the Company’s shareholders.

The lawsuit is based on the claim that an agreement signed by the Company, whereunder it has allegedly invested in the bonds of a Czech company, is not a genuine agreement; rather, it is claimed, the purpose of the agreement was to assist the then controlling shareholders (Gregory Gurtovoy and others) to secure private loans extended by the Austrian bank Meinl, while using the company's funds for their concealed and inappropriate purposes.

The Company demands that the Defendants compensate it for the funds that were not refunded to the Company (in NIS values) plus a compensation at the rate of the alternative yield, and a compensation equal to the amounts paid by the Company to enable the refund of the funds.

A preliminary hearing was held on January 31, 2019 at the Central District Court. During the hearing, the parties were given procedural directives and a further preliminary hearing was scheduled for May 13, 2019.

On January 24, 2019 the Defendants filed statements of defense, various motions (to dismiss in limine and/or delay the proceedings) and a counterclaim against Willi-food and against the Company as part of this proceeding.

In their counterclaim the Defendants claims that they are entitled for funding of their legal defense and/or for indemnification and exemption from the Company in respect of the lawsuit and request the Court to order the Company to fund their legal defense against the company’s lawsuit.

Since the Defendants are accused of breaching their fiduciary duty to the Company, company’s management is of the opinion that their claims on this matter will be rejected. In view of the preliminary stages of the proceedings the company’s chances of prevailing in the lawsuit could not be assessed.

(8)
A lawsuit and a motion to approve it as a class action was filed on January 3, 2018, against the Company and another company to the Tel Aviv District Court for allegedly not complying with the food labelling regulations in connection with one of its products thereby misleading its customers. At this stage, the amount of the lawsuit is NIS 2.7 million, since the plaintiff does not have sufficient data regarding the amount of the damage. The Company and the plaintiff reached a compromise agreement whereby the plaintiff will withdraw the lawsuit and it will be stricken out at a cost which is immaterial to the Company. On July 18, 2018, the Court approved the compromise agreement and struck out the lawsuit.

(9)
A lawsuit and a motion to approve it as a class action was filed on March 26, 2018 against the Company to the Tel Aviv District Court for allegedly breaching some of its consumer protection duties in connection with one of its products, thereby misleading its customers. At this stage, the amount of the lawsuit is NIS 2.7 million, since the plaintiff does not have sufficient data regarding the amount of the damage. A preliminary hearing was held on December 19, 2018. In view of the preliminary stage of the proceedings, it is not yet possible to assess the result of the lawsuit.

(10)
A lawsuit and a motion to approve it as a class action was filed on July 22, 2018, against Gold Frost Ltd. (through the company) (hereafter – “Gold Frost”) and eight other companies to the Jerusalem District Court for allegedly not complying with the food labelling regulations in connection with one of its products and thereby misleading consumers. At this stage, the amount of the lawsuit is NIS 4 million, since the plaintiff does not have sufficient data regarding the amount of the damage. On November 16 2018, the plaintiff filed a motion to withdraw the lawsuit, including payment compensation and attorneys’ fees at amounts that are immaterial to the Company. As of the date of this report, the Court has not yet issued a ruling approving the withdrawal of the lawsuit.

(11)
On October 29, 2009, the Company and the subsidiary Gold-Frost Ltd. (hereafter – the “Companies”) filed to the Rishon-LeZion Magistrates Court a lawsuit demanding the refund of import permit fees at the total amount of approximately NIS 1.3 million. The fees were paid to the Ministry of Health in respect of early registration for food import permits with the national food service between the years 2002-2009; the Companies claim that those fees were collected unlawfully.

In a ruling issued on May 13 2015, the Rishon-LeZion Magistrates Court accepted the position of the Companies to the effect that the fees in respect of early registration for food import permits were collected unlawfully and that the Companies and other food importers have an independent cause to demand the repayment of the fees that were paid, by virtue of the Unjust Enrichment Law, 1979 (hereafter – the “Law”). In addition, a partial exemption from refund was determined in accordance with Section 2 of the Law in respect of an amount equivalent to 30% of the amounts of fees claimed and proven, due to the Ministry of Health’s mechanism for regulating imported food, which granted the Companies protection from criminal and civil lawsuits in respect of damage caused to consumers from damaged imported food. As a result of the ruling, the Company received a total of approximately NIS 1.1 million.

After the Ministry of Health appealed against the ruling, on 19.4.17 a partial ruling was issued that upholds the rulings of the Magistrates Court unchanged in connection with the refund of fees and the rate of fees to be refunded; however, the question relating to the threshold for proving the damage remained outstanding.

On November 15 2015, the Companies filed a second lawsuit against the Ministry of Health for the refund of early registration fees for food import permits at the total amount of approximately NIS 2 million, which were paid by the Companies in 2009-2016. This lawsuit is pending until the appeal against the ruling in the first lawsuit is resolved.

On December 1 2013, the Companies filed to the Rishon-LeZion Magistrates Court a lawsuit against the Ministry of Health, demanding the refund of customs clearance fees at the total amount of approximately NIS 2.1 million. The fees were paid to the Ministry of Health in respect of clearance of food products from the port, which, according to the Companies, was in effect carried out by the Customs Authorities and therefore the fees were collected unlawfully.

Mediation process regarding the lawsuits

The parties agreed to enter into a mediation process on all issues included in the appeal and the three pending lawsuits. In December, the mediator sent to the parties a suggested compromise plan. As of the date of publication of this report, the Companies are negotiating the compromise according to the plan issued by the mediator together with other importers of food products, which lodged lawsuits against the Ministry of Health in respect of the issue in question.

In the opinion of the Companies legal advisors, even if a compromise is not reached by the parties as part of the mediation process, the Companies’ chances of prevailing in the lawsuit are higher than 50%.

As of the date of this report, the Company did not recognize a contingent asset in its financial statements regarding the lawsuits aforementioned.

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

On March 25, 2019, the last reported closing price of our Ordinary Shares on The Nasdaq Global Market was $8.25 per share.

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

Subject to applicable provisions of the Israeli Companies Law regarding matters that the Board of Directors may not delegate to a committee or matters for which a committee may only make recommendation to the Board of Directors, the Board of Directors may delegate its powers to committees consisting of at least three (3) Directors, including at least one External Director. A resolution passed or an action taken by a directors’ committee has the same validity as a resolution passed or an action taken by the Board of Directors, unless otherwise specifically expressed in the resolution of the Board of Directors that established said committee.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2018 tax year.

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

An additional income tax at a rate of 3% will be imposed on high earners individuals whose annual income or capital gain in 2018 exceeds NIS 641,880 (USD 171,259).

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

Taxation of Non-Israeli Residents

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the Tel Aviv Stock Exchange and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption would not be available to non-Israeli residents dealing in securities in Israel which would be subject to Israeli tax at the rates applicable to business income (at the corporate tax rate for a corporation (24% in 2017 and 23% in 2018) and the marginal tax rate, of up to 50% for an individual in 2017  and in 2018.

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

Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to your ordinary shares annually, provided that the shares are “regularly traded” on a “qualified exchange.” Shares will be marketable if they are regularly traded on certain United States stock exchanges (including Nasdaq) or on certain non-United States stock exchanges. For these purposes, the shares will generally be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter. U.S. Holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our subsidiaries that also may be determined to be a PFIC, and the mark-to-market election generally would not be effective for such subsidiaries.

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

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers, and under those requirements, we file reports with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act, to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to comply with the informational requirements of the Exchange Act, and, accordingly, file current reports on Form 6-K, annual reports on Form 20-F and other information with the SEC.

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

The table below details the sensitivity analysis in respect to exposure relating to exchange rate risk:

	Gain (loss) from exchange rate change NIS thousands		Fair net NIS thousands	Gain (loss) from exchange rate change NIS thousands
Change in exchange rate USD	(10)%	(5)%		5%	10%
	(1,880)	(940)	18,807	940	1,880

Change in exchange rate EURO	(10)%	(5)%		5%	10%
	(340)	(170)	3,402	170	340

Credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Despite the Company's large number of clients (approximately 1,250 ) a major and significant part of its sales are made to only a limited number of customers (mainly in large retail supermarket chains). The Company generally does not require and does not receive collateral from those major customers. However, it does require and receive collateral from most of the remainder of its clients to insure security of collecting payments. The Company maintains an allowance for doubtful debts, based upon factors surrounding the credit risk of specific customers, historical trends and other information which management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of the Company's major clients defaults on its payment obligations to us, the Company will not possess sufficient collateral to collect the entire debt. The Company strives to minimize the credit risks by constantly reviewing the credit it extends to customers versus the collateral it receives. As a result, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so in the future.

Interest rate risk: The Company invests part of its cash reserves in instruments that bear fixed interest rate. The Company, as part of its investing policy, invests part of its cash reserves in bonds and convertible debentures that bears fixed interest rate; as a result, the Company is espoused to changes in interest rates.

The table below details the sensitivity analysis in respect to exposure relating to investments in instruments with fix interest rates:

	Gain (loss) from interest change NIS thousands		Fair value NIS thousands	Gain (loss) from interest change NIS thousands
Change in Interest as % of interest rate	(10)%	(5)%		5%	10%
Increase\decrease in financial Income	(5,937)	(2,967)	59,347	2,967	5,937

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended).  These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2018.  Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to meet these objectives.

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

Our management (with the participation of the CEO and CFO) assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In conducting its assessment of internal control over financial reporting, management used the criteria established in "Internal Control - Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2018 based on these criteria.

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

(d) Changes in Internal Control over Financial Reporting.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM16A. --	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Einav Brar, Idan Ben-Shitrit, David Donin and Victor Bar are the “Audit Committee Financial Experts” for the Company, as such term is defined in Item 16A of Form 20-F.  Mrs. Brar, Mr. Ben-Shitrit, Mr. Donin and Mr. Bar each serve on the Company’s Audit Committee and is an “Independent Directors” as defined in the Nasdaq listing standards applicable to us.

ITEM 16B. --	CODE OF ETHICS

A copy of the Code of Ethics for the Company that applies to all directors, officers and other employees of the Company is available for review on the Company’s website at www.willi-food.com.

ITEM 16C. --	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for professional services and other services rendered by Brightman Almagor Zohar & Co. ("Brightman") in Israel, a member of firm of Deloitte Touche Tomhatsu, to the Company in 2017.

	NIS 2018	USD 2018

Audit Fees and Tax fees (1)(2)	70,000	18,676

TOTAL	70,000	18,676

Since June 5, 2018, the relationship between the Company and Brightman, acting as its external auditors, has ceased due to an inability from Brightman to satisfy auditor "independence" requirements. Brightman also ceased its client-auditor relationship with Willifood Investments Ltd., the parent of the Company (the "Parent"), and of BSD Crown Ltd., the controlling shareholder of the Parent.

Following the resignation from Brightman, the Board of Directors of the Company recommend that the shareholders of the Company appoint BDO Israel as the new independent public accountant of the Company. On August 2, 2018, the shareholders approved the appointment of BDO Ziv Haft, as our new independent accounting firm for the year ending December 31, 2018 and for the period until our next annual general meeting, and authorized our board of directors, upon recommendation of our audit committee, to determine their remuneration.

The following table presents the aggregate fees for professional services and other services rendered by BDO Ziv Haft ("BDO ") in Israel, to the Company in 2018.

	NIS 2018	USD 2018

Audit Fees and Tax fees(1)(2)	240,000	64,034

TOTAL	240,000	64,034

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

The Board of Directors of the Company authorized a share repurchase program on the November 15, 2018. The aforementioned program permits the Company to repurchase the Company's Ordinary Shares over the next six months following the Board's decision with an aggregate purchase price of up to US$ 1 million.

The Ordinary Shares may be repurchased from time to time in open market transactions or privately negotiated transactions at the Company's discretion. The timing and number of shares repurchased will be determined by the Company's management based on its evaluation of market conditions, the trading price of the Company's shares and other factors, and subject to the restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 under the Securities Exchange Act of 1934. The repurchase program may be increased, suspended or discontinued at any time.

Pursuant to this repurchase program, from January 1, 2019 to March 27, 2019 , the Company repurchased 23,898 Company's ordinary shares, in the amount of USD 169,800.

ITEM 16F. --	CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

On June 5, 2018, the Company was notified by its independent public accountant, Brightman Almagor Zohar & Co. Certified Public Accountants, Member of Deloitte Touche Tohmatsu Limited ("Former Auditor"), that the client-auditor relationship between the Company and the Former Auditor has ceased. The Former Auditor also ceased its client-auditor relationship with Willifood, the parent of the Company (the "Parent"), and of BSD Crown Ltd. the controlling shareholder of the Parent ("BSD").

The notification of the cessation of the client-auditor relationship resulted from the Former Auditor’s conclusion that it was not independent with respect to the Company as the result of the notice the Former Auditor received from BSD stating that the Board of Directors of BSD had resolved to file a claim against the Former Auditor and others based on the causes of action included in the application for a derivative action filed in July 2016 against BSD, the former controlling shareholders of BSD, directors and managers of BSD (none of whom is currently a director or officer of the Company or the Parent) and the auditors of BSD.

The Company chose BDO Ziv Haft (the “New Auditor”) as auditor for the Company after taking into account its experience, fees and other terms of engagement.

On June 20, 2018 following approval by the board of directors of the Company, the Company approved the engagement with the New Auditor as the Company’s new independent Auditor, subject to shareholders’ approval (which was obtained on August 2, 2018). The New Auditor was also retained by the Parent and BSD to serve as their independent accountants.

During the two fiscal years ended December 31, 2017 and December 31, 2016 and the subsequent interim period preceding the date of this report, the Former Auditor has not issued any report on the financial statements that contained an adverse opinion or disclaimer of opinion, nor were the reports of the Former Auditor qualified or modified in any manner.

During the two fiscal years ended December 31, 2017 and December 31, 2016 and the subsequent interim period preceding the date of this Report, there was no disagreement with the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, or any reportable event as described in Item 16F(a)(1)(iv) of Form 20-F.

During the two fiscal years ended December 31, 2017 and December 31, 2016 and the subsequent interim period preceding the date of this Report, we did not consult with the New Auditor for any matters regarding either:

●
the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Company; or

●
any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item or a “reportable event” as described in Item 16F (a)(1)(v) of Form 20-F.

The Company has provided the Former Auditor with a copy of the disclosures given above and has requested the Former Auditor to furnish the Company with a letter addressed to the Commission stating whether it agrees with the statements made by the Company in response to Item 16F (a), and if not, stating the respects in which it does not agree. A copy of the letter dated March 27, 2019 from the Former Auditor addressed to the Commission, is filed as an exhibit to this Annual Report on Form 20-F.

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

ITEM 16H. --               MINE SAFETY DISCLOSURE

Not applicable.

PART II

ITEM 17.  FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.  EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (4)
1.2	Articles of Association of the Company, as amended on March 20, 2014 (4)
2.1	Specimen of Certificate for ordinary shares (1)
†4.3	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (2)
†4.4	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (2).
4.5	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (3)
†4.6	Agreement between G. Willi-Food International Ltd., Zvi V. & Co. Company Ltd. and Yossi Willi Management and Investment Ltd., dated April 24, 2018 (5)
8.1	Subsidiaries of the Company (*)
12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
16.1	Letter of Former Auditor addressed to SEC pursuant to Item 16F

†	English translations from Hebrew original.

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.

(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

(3)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.

(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

(5)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

(*)	Filed Herewith

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of

G. Willi-Food International Ltd.

Yavne, Israel

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of G. Willi-Food International Ltd (the “Company”) and subsidiaries as of December 31, 2018, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year, ended, December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of their operations and their cash flows for year, ended December 31, 2018, in conformity with International Financial Reporting standards as issued by the International Accounting Standards Board.

Without qualifying our opinion, we draw attention to Note 21(c) of the financial statements describing a Plea Agreement served under an amended indictment against former controlling shareholders of the Company. Under the Plea Agreement, the former controlling shareholders were convicted. Similarly, we draw attention to Note 21(f) of the financial statements describing ongoing lawsuit, against the Company's former directors and former officers.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

 Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr)
BDO Member Firm

We have served as the Company's auditor since 2018.

Tel Aviv, Israel

March 27, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
G. Willi-Food International Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of G. Willi-Food International Ltd. and subsidiaries (the "Company") as of December 31, 2017 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Without qualifying our opinion, we draw attention to Note 21(b) of the financial statements describing an indictment served against former controlling shareholders of the Company. According to the indictment, the defendants fraudulently transferred USD 3 million from a bank account of a subsidiary of the Company in favor of an investment in bonds of a European company, while the investment was used to secure the repayment of a loan extended to companies affiliated with the defendants. Similarly, we draw attention to Note 21(d) of the financial statements describing a motion to certify a derivative action which was filed in February 2016 against the Company's directors and officers.

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

Brightman Almagor Zohar & Co.
Certified Public Accountants
Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
April 29, 2018

We began serving as the Company’s auditor in 1994. In 2018, we became the predecessor auditor.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		December 31,
	Note	2 0 1 8	2 0 1 7	2 0 1 8 (*)
		NIS	NIS	US Dollars

Assets

Current assets
Cash and cash equivalents	4a	134,287	113,062	35,829
Financial assets at fair value through profit or loss	4b	137,904	143,514	36,794
Trade receivables	4c	98,017	85,943	26,152
Other receivables and prepaid expenses	4d	3,744	5,996	999
Inventories	4e	49,289	39,899	13,151
Current tax assets		862	6,760	230
Total current assets		424,103	395,174	113,155

Non-current assets
Property, plant and equipment		79,611	78,598	21,241
Less -accumulated depreciation		40,219	37,389	10,731
	6	39,392	41,209	10,510

Goodwill	7	36	36	10
Deferred taxes	10c	2,882	503	769
Total non-current assets		42,310	41,748	11,289

Total assets		466,413	436,922	124,444

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)
(Cont.)

		December 31,
	Note	2 0 1 8	2 0 1 7	2 0 1 8 (*)
		NIS	NIS	US Dollars
Equity and liabilities

Current liabilities
Trade payables	8a	16,239	12,800	4,333
Employees Benefits	9b	2,577	2,147	688
Other payables and accrued expenses	8b	5,882	5,246	1,569
Total current liabilities		24,698	20,193	6,590

Non-current liabilities
Retirement benefit obligation	9b	836	1,148	223
Total non-current liabilities		836	1,148	223

Shareholders' equity	12
Share capital		1,425	1,425	380
Additional paid in capital		128,354	128,354	34,246
Capital fund		247	247	66
Retained earnings		311,476	286,509	83,105
Capital Fund measurement of the net liability in respect of defined benefit		(623)	(954)	(166)
Equity attributable to Shareholders' of the Company		440,879	415,581	117,631

Total equity and liabilities		466,413	436,922	124,444

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

The financial statements were approved by the board of directors of the company on March 27, 2019.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(NIS in thousands)

		Year ended December 31,
	Note	2 0 1 8	2 0 1 7	2 0 1 6	2 0 1 8 (*)
		NIS	NIS	NIS	US Dollars

Revenue	13a	338,245	311,978	294,202	90,247
Cost of sales	13b	240,032	237,645	217,585	64,043
Gross profit		98,213	74,333	76,617	26,204

Operating costs and expenses
Selling expenses	13c	43,823	42,090	39,405	11,692
General and administrative expenses	13d	16,686	15,839	14,577	4,452
Other Income	14	(69)	(361)	(112)	(18)
		60,440	57,568	53,870	16,126

Operating profit		37,773	16,765	22,747	10,078

Finance Income	15a	(7,212)	17,937	(3,425)	(1,924)
Finance expense	15b	(2,256)	3,769	3,143	(602)
Finance Income (expense), net		(4,956)	14,168	(6,568)	(1,322)

Profit before taxes on Income		32,817	30,933	16,179	8,756
Taxes on Income	10a	(7,850)	(5,910)	(5,327)	(2,094)

Net Income		24,967	25,023	10,852	6,662

Earnings per share:
Basic earnings per share		1.89	1.89	0.82	0.50

Diluted earnings per share		1.89	1.89	0.82	0.50

Shares used in computation of basic EPS		13,240,913	13,240,913	13,240,913	13,240,913

Shares used in computation of diluted EPS		13,240,913	13,240,913	13,240,913	13,240,913

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6	2 0 1 8 (*)
	NIS	NIS	NIS	US Dollars

Net Income	24,967	25,023	10,852	6,662

Other comprehensive Income (Expenses)

Re-measurement of net liabilities with respect to a defined benefit which will not be classified in the future as profit or loss, net of tax	331	(446)	(311)	88

Other comprehensive Income for the year	331	(446)	(311)	88

Total comprehensive Income for the year	25,298	24,577	10,541	6,750

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Additional paid in capital	Measurement of the net liability in respect of defined benefit	Capital fund	Retained earnings	Total shareholders' equity

Balance - January 1, 2016	1,425	128,354	(197)	247	269,883	399,712
Profit for the year	-	-	-	-	10,852	10,852
Measurement of the net liability in respect of defined benefit	-	-	(311)	-	-	(311)

Total comprehensive Income for the year	-	-	(311)	-	10,852	10,541
Dividend distribution	-	-	-	-	(19,249)	(19,249)

Balance - December 31, 2016	1,425	128,354	(508)	247	261,486	391,004
Profit for the year	-	-	-	-	25,023	25,023
Measurement of the net liability in respect of defined benefit	-	-	(446)	-	-	(446)

Total comprehensive Income for the year	-	-	(446)	-	25,023	24,577

Balance - December 31, 2017	1,425	128,354	(954)	247	286,509	415,581
Profit for the year	-	-	-	-	24,967	24,967
Measurement of the net liability in respect of defined benefit	-	-	331	-	-	331

Total comprehensive Income for the year	-	-	331	-	24,967	25,298

Balance - December 31, 2018	1,425	128,354	(623)	247	311,476	440,879

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6	2 0 1 8 (*)
	NIS	NIS	NIS	US Dollars

Profit from operations	24,967	25,023	10,852	6,662
Adjustments to reconcile net profit to net cash from operating activities (Appendix A)	2,074	(10,584)	6,500	552

Net cash from operating activities	27,041	14,439	17,352	7,214

Cash flows - investing activities
Acquisition of property plant and equipment	(2,143)	(2,650)	(1,915)	(572)
Proceeds from sale of property plant and Equipment	415	361	190	111
Redemption (acquisition) of non-current financial assets	3,970	2,168	(8,504)	1,060
Proceeds from short term deposit	-	-	20,288	-
Proceeds from (used in) purchase of marketable securities, net	(8,058)	(30,833)	42,010	(2,150)

Net cash from (used in) investing activities	(5,816)	(30,954)	52,069	(1,551)

Cash flows - financing activities
Dividend distribution	-	-	(19,249)	-
Short-term bank debt	-	-	(16)	-

Net cash from (used in) financing activities	-	-	(19,265)	-

Increase (decrease) in cash and cash equivalents	21,225	(16,515)	50,156	5,663
Cash and cash equivalents at the beginning of the financial year	113,062	129,577	79,421	30,166
Cash and cash equivalents of the end of the financial year	134,287	113,062	129,577	35,829

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6	2 0 1 8 (*)
	NIS	NIS	NIS	US Dollars
Cash flows from operating activities

A. Adjustments to reconcile net profit to net cash from operating activities

Decrease (Increase) in deferred income taxes	(2,379)	1,851	1,260	(635)
Unrealized loss (gain) on marketable securities	13,673	(7,760)	(1,924)	3,647
Depreciation and amortization	3,614	3,682	3,762	964
Capital gain on disposal of property plant and equipment	(69)	(361)	(112)	(18)
Loss (gain) from non - tradable financial assets (see note 21b)	-	(5,368)	7,734	-

Changes in assets and liabilities:
Increase (Decrease) in trade receivables and other receivables	(7,898)	(5,034)	2,120	(2,107)
Decrease (Increase) in inventories	(9,390)	1,978	(7,360)	(2,505)
Decrease in trade and other payables, and other current and non-current liabilities	4,523	428	1,020	1,206

	2,074	(10,584)	6,500	552

B. Significant non-cash transactions:

Supplemental cash flow information:

Income tax paid	7,711	5,926	8,126	1,906

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

On November 14 2018, the Board of Directors of the Company decided to take steps in order to enter the non-bank credit field (“credit extension activity”). This activity will be carried out and managed through W.F.D (Import, Marketing and Trading) a wholly-owned and controlled subsidiary of the Company. The activity will be funded from the Group’s own resources and will be carried out in parallel to the existing activity of importing, marketing and distributing food products.

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

The financial statements were prepared on the basis of the historical cost, except for: assets and liabilities measured by fair value: financial assets measured by fair value recorded directly as profit or loss. Inventories are stated at the lower of cost and net realizable value. Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount. Liabilities to employees as described in Note 9.

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

(3)        Convenience translation

The balance sheet as of December 31, 2018 and statement of Income, statement of other comprehensive Income and statement of cash flows for the year then ended have been translated into US Dollar using the representative exchange rate as of that date (US Dollar 1.0 = NIS 3.748). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements and in their accompanying notes should not be construed as representing amounts receivable or payable in US Dollars or convertible into US Dollars but only a convenience translation of reported NIS amounts into US Dollars, unless otherwise indicated. The convenience translation supplementary financial data is unaudited and is not presented in accordance with IFRSs.

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

	Useful life (Years)%

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Financial assets:

(1)	Accounting treatment through December 31, 2017:

(1.1)	General

All financial assets are recognized and derecognized on trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned.

Investments in financial assets are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition:

•	Financial assets ‘at fair value through profit or loss’ (FVTPL)
•	Loans and receivables

(1.2)	Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

•	It has been acquired principally for the purpose of selling in the near future; or
•	it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
•	It is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

(1.3)	Loans and receivables

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Financial assets: (Cont.)

(1)	Accounting treatment through December 31, 2017: (Cont.)

(1.4)	Impairment of financial assets

Financial assets, except for those classified as financial assets at fair value through profit and loss, are tested at the end of the reported period for any impairment indicator. Such impairment arises when there is objective evidence that an impairment has been incurred as a result of one or more events that occurred after the initial recognition of the asset and that event (or events) had an adverse impact on the estimated future cash flows of the investment.

In respect of all other financial instruments, including receivables in respect of finance lease, impairment indicators may include:

•	Significant financial difficulties of the borrower;
•	Default on current principal or interest payments;
•	Probability that the borrower will enter bankruptcy or financial reorganization;

In respect of certain financial assets, such as receivables for which no impairment indicators have been identified, the Group assesses whether impairment has been incurred on a Group basis, based on past experience with groups of receivables with similar characteristics, change in the number of delayed payments and economic changes attributable to the industry and the economic environment in which they operate.

As for financial assets which are presented at amortized cost, the impairment is recognized as the difference between the carrying amount of the financial assets and the present value of estimated future cash flows discounted at their original effective interest rate.

If in a subsequent period the amount of the impairment loss of a financial asset decreases and that decrease can be related objectively to an event occurring after the impairment was recognized, all or part of the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

The carrying amount of a financial asset is reduced by the impairment loss directly for all financial assets except trade receivables, whose carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Financial assets: (Cont.)

(2)	Accounting treatment through December 31, 2018:

(2.1)	General

IFRS 9 – “Financial Instrument” is applicable to reporting periods starting on January 1, 2018. Comparative figures in respect of the years ended December 31, 2017 and 2016 are presented in accordance with the provisions of IAS 39, which was in force before the application of IFRS 9.

The first-time application of the standard did not have a material effect on the financial assets.

Financial assets are recognized in the Company’s statement of financial position when the Company becomes a party to the contractual provisions of the instrument, using settlement date accounting.

Financial assets were classified in the categories detailed below based on the Company’s business model for managing the financial assets and based on the contractual cash flow characteristics of the financial asset:

•	Financial assets at fair value through profit or loss; and
•	Debt instruments at amortized cost.

(2.2)	Financial assets at fair value through profit or loss:

All other financial assets, including debt instruments that were designated to fair value through profit or loss upon initial recognition in order to eliminate or significantly reduce measurement or recognition inconsistency, were initially measured at fair value and any changes in fair value subsequent to initial recognition were recognized in profit or loss. Transaction costs directly attributable to those assets were recognized in profit or loss as incurred.

(2.3)	Debt instruments at amortized cost

Debt instruments at amortized cost - debt instruments held according to a business model whose objective is achieved by collecting the contractual cash flows and whose contractual terms give rise to cash flows that are solely payments of principal and interest, were initially measured at fair value plus directly attributable transaction costs, except for receivables that were initially measured at their transaction price. Subsequent to initial recognition, these assets were measured at amortized cost.

When, and only when, the Company changes its business model for managing financial assets it shall reclassify assets between categories.

(2.4)	Impairment of financial assets:

The Company recognized impairment loss allowance for expected credit losses in respect of contracts with customers. Expected credit losses are the weighted average of credit losses with the respective risks of a default occurring as the weights

The impairment loss allowance reduces the carrying amount of the asset.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Financial assets: (Cont.)

(2)	Accounting treatment through December 31, 2018: (Cont.)

(2.4)	Impairment of financial assets: (Cont.)

The Company measures the expected credit losses such that they reflect an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes and reasonable and supportable information which is reasonably available at the reporting date without undue cost or effort including information about past events, current conditions and forecasts of future economic conditions. The Company update the provision for impairment at the end of each reporting period and changes in the recognition are recognized in profit or loss as impairment gain or loss.

The Company measured credit losses at the amount of the lifetime expected credit losses of the instrument in respect of receivables. Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of a financial instrument.

The Company measured expected credit losses at the amount of the lifetime expected credit losses of the instrument in respect of receivables, assets arising from contracts with customers and lease receivables on a collective basis. The Company aggregates receivables and assets in respect of contracts with customers according to shared credit risk characteristics.

The Company derecognizes all or a portion of the gross carrying amount of a financial asset when it no longer reasonably expects to recover the asset.

At the end of every reporting period, the Company assesses whether the credit risk of a financial asset has significantly increased since the date of initial recognition by comparing the risk of a default event as of reporting date to the risk of a default event as of the date of initial recognition. The Company considers a default event to have taken place when it is expected that the debtor will not pay the full amount of the debt to the Company or when contractual payments are more than 90 days overdue. In order to make such an assessment the Company takes into account supportable information (quantitative and qualitative), which is reasonably available, that may be obtained without undue cost or effort, including past experience and forward-looking information. Among other things, the Company takes into account the following information:

•	Internal and external credit ratings;
•	Significant changes in external market indicators of credit risk in respect of a particular financial instrument;
•
Existing or forecast adverse changes in business, financial or economic conditions or in the regulatory, economic or technological environment that are expected to cause a significant change in a borrower’s ability to meet its debt obligations, such as an actual or expected increase in interest rates or an actual or expected significant increase in unemployment rates.

•	Existing or forecast significant change in the borrower’s operating results;
•	Significant increase of the credit risks of other financial instruments of the same borrower;

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Financial assets: (Cont.)

(2)	Accounting treatment through December 31, 2018: (Cont.)

(2.4)	Impairment of financial assets: (Cont.)

Furthermore, the Company assumes that the credit risk of a financial instrument has not increased significantly since the date of initial recognition if the Company determined at the end of the reporting period that the financial instrument has low credit risk, i.e., the financial instrument has a low default risk, the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and if adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the borrower’s ability to pay those obligations.

L.	Financial liabilities and equity instruments issued by the Group:

(1)	Classification as a financial liability or as an equity instrument

Liabilities and equity instruments issued by the Group are classified as financial liabilities or as equity instruments in accordance with the nature of the contractual arrangements and the definition of a financial liability and an equity instrument.

(2)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the Group’s assets after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received net of expenses that are directly attributable to the issuance of these instruments.

A purchase of the Group’s equity instruments by the Group is recognized and deducted directly in equity. No gain or loss is recognized upon purchase, sale, issuance or cancellation of the Group’s equity instruments.

(3)	Financial liabilities

Financial liabilities are presented and measured based on the following classification:

•	Financial liabilities at fair value through profit or loss.
•	Financial liabilities at amortized cost.

Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is either held for trade or designated as a financial liability at fair value through profit or loss.

A financial liability is classified as held for trade, if:

•	It was incurred principally for the purpose of selling or repurchasing it in the near term; or
•
on initial recognition it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

•	It is a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Financial liabilities and equity instruments issued by the Group: (Cont.)

(3)	Financial liabilities (Cont.)

A financial liability, except for a financial liability held for trade or contingent consideration from a business combination that is not classified as equity, is classified as a financial liability at fair value through profit or loss upon initial recognition, when:

•	Such designation eliminates or significantly reduces measurement or recognition inconsistency that would have otherwise arisen had it not been for this designation; or
•
The financial liability is part of a group of financial liabilities or financial assets and financial liabilities and is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy of the Group, and information about the group is provided internally on that basis to the Group’s key management personnel; or

•	It is part of a contract containing one or more embedded derivatives and the Group may designate the entire hybrid contract (asset or liability) as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value. Any gain or loss arising on remeasurement of fair value is recognized in profit or loss. The net gain or loss recognized in the statement of profit or loss incorporates interest paid on financial liabilities and is included in the finance expenses item within the statement of profit or loss.

(4)	Treasury shares:

The cost of Company shares held by the Company or its consolidated companies is deducted from shareholders’ equity as a separate component.

M.	Derivative financial instruments

The Group uses a variety of derivative financial instruments to manage the exposures exchange rate fluctuations. Among others, the Group buys foreign exchange forward contracts.

Derivative financial instruments are initially recognized at the date the derivatives are entered into and are subsequently remeasured to their fair value at the end of each reporting period. Remeasurement of derivative financial instruments is generally recorded in the statement of profit or loss.

N.	Revenue recognition:

Accounting treatment through December 31, 2017

Revenue is measured at the fair value of the consideration received and/or the consideration that the Group is entitled to receive for revenue from sale of goods in the ordinary course of business. Revenue is presented net of estimated returns, discounts, etc.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Revenue recognition: (Cont.)

(1)	Revenue from sale of goods

Revenue from sale of goods is recognized when all the following conditions are satisfied:

•	The Group transferred to the buyer the significant risks and rewards of ownership of the goods;
•	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	the amount of revenue can be reliably measured,
•	it is probable that future economic benefits will flow to the Group: and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably;
•	Revenue from the sale of goods are recognized on the date on which they are delivered and legal ownership is transferred.

(2)	Interest revenue

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

Accounting treatment through December 31, 2018

IFRS 15 – “Revenue from Contracts with Customers” is mandatory for reporting periods starting on January 1, 2018. The Comparative figures relating to the year ended December 31 2017 and 2016 are presented in accordance with the provisions of IAS 18 which was effective prior to the application of IFRS 15.

The first-time application of the standard had no impact on the financial statements.

The standard determines a five-step model for the application of the standard. In accordance with the model, revenues from contracts with customers are recognized in the statement of comprehensive income when control over the goods or services is transferred to the customer. Revenue is measured and recognized at the fair value of the consideration receivable according to the terms of the contract, net of amounts collected in favor of third parties (such as taxes). Revenue is recognized in the consolidated statements of profit or loss to the extent that it is probable that the economic benefits will flow to the Group and the revenue and costs, if relevant, can be measured reliably.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Revenue recognition: (Cont.)

Accounting treatment through December 31, 2018 (Cont.)

Recognition of revenue from sale of goods:

The Company is mainly engaged in the sale of food products in the Israeli market. Revenue from sale of goods is recognized when control of the goods has transferred to the buyer, being when the goods arrived to the buyer’s specific location. Upon receipt of the goods, the buyer has full discretion over the distribution channels and price to sell the goods; the buyer has principal responsibility upon sale of the goods and it bears the risks of obsolescence and/or loss of the goods. After delivery of the goods, the Company recognizes receivables in respect of the sale since as of that point in time the consideration is unconditional. In most cases, the Company enables specific customers to return products which they have not sold, despite that there is no agreement between the Company and its customers regarding such returns and the Company does not have such policy. Accordingly, the Company recognizes a provision for return of goods against a decrease in revenues and a corresponding inventory asset against the right to return the goods. The amount of the asset is determined based on the lower of cost of net realizable value. Past experience is used by the Company to estimate the number of returns. Based on past experience, the Company estimates, with a high level of probability that no significant portion of revenue recognized in respect of sale of goods will be reversed.

O.	Leasing:

(1)	General:

Leases are classified as finance leases whenever the terms of the lease transfer all the significant risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

(2)	Lease of land and vehicles by the Group

Finance lease:

In finance lease transactions in which the Group leases properties from another entity, the Group recognizes at the inception of the lease an asset at the lower of its fair value and the present value of the minimum lease payments. The liability to transfer the minimum lease payments to the lessor is included in the statement of financial position as a finance lease obligation. In subsequent periods, the current payments for the finance lease are allocated between the finance element and the liability element so as to achieve a constant rate of interest on the remaining liability. The portion that was allocated to the finance element is recognized in the statement of profit or loss.

Lease of land (other than investment property at fair value) from the Israel Land Administration for which all lease payments have been fully paid in advance are classified as finance leases. Deferred lease payments that have been paid at the inception of the lease are presented in the statement of financial position under the “property, plant and equipment” item and are recognized on a straight-line basis over the remaining lease term, while eliminating the extension option.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Leasing: (Cont.)

Operating lease:

Operating lease payments are recognized on a straight-line basis over the lease term. In lease agreements where lease payments are not paid at the inception of the lease or where the lease payments are reduced, and additional benefits are received from the lessor, the Group recognizes the expenses on a straight-line basis over the lease term.

As to the publication of a new standard on leases – IFRS 16 “Leases”, see Note 2U.

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

R.	Employee benefits:

(1)	Post-Employment Benefits

Pursuant to Israeli labor laws and agreements and as practiced by the Group, Group companies are required to pay severance pay to employees dismissed or retiring in certain other circumstances and under certain conditions also to employees who resign.

Company’s severance pay obligation pursuant to Section 14 of the Severance Pay Law is treated as a defined contribution plan. The Company recognizes the cost of the benefit as an expense, unless it was included in the cost of an asset, according to the amount to be deposited commensurate with receipt of work services from the employee.

Company’s severance pay obligation to those employees for whom the provisions of Section 14 of the Severance Pay Law do not apply are accounted for as a defined benefit plan.

Group’s post-employment benefits include defined benefit plans.

The Group's post-employment benefits include: benefits to retirees and liabilities for severance benefits. The Group's post-employment benefits are classified as Defined Benefit Plans.

Expenses in respect of a Defined Benefit Plan are carried to the Income statement in accordance with the Projected Unit Credit Method, while using actuarial estimates that are performed at each balance sheet date. The current value of the Group's obligation in respect of the defined benefit plan is determined by discounting the future projected cash flows from the plan by the market yields on high quality corporate bonds (see Accounting Staff Position number 21-1 of the Israeli Securities Authority: Maintaining a Deep Market in High Quality Corporate Bonds in Israel Including Accounting Treatment of the Transfer from a Capitalization Rate Appropriate for Government Bonds Market Yields to a Capitalization Rate Appropriate for Market Yields of High Quality Corporate Bonds as of December 31, 2014), denominated in the currency in which the benefits in respect of the plan will be paid, and whose redemption periods are approximately identical to the projected settlement dates of the plan. According to the Group’s accounting policy, the net cost of interest is included in finance expenses/ general and administrative expenses/ cost of sale in the statement of income or loss and other comprehensive income.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Employee benefits: (Cont.)

(1)	Post-Employment Benefits (Cont.)

Actuarial gains and losses that are carried to other comprehensive income as incurred will not be subsequently recycled to profit or loss.

The Group's liability in respect of the Defined Benefit Plan which is presented in the Group's balance sheet includes the current value of the obligation in respect of the defined benefit, net of the fair value of the Defined Benefit Plan assets.

The net asset arising from such a calculation is limited to the amount of the future economic benefits available to the Group in the form of reducing future contributions or a financial refund, whether directly to the Group or indirectly to cover other plan’s deficits (hereafter – the “Ceiling Amount”). The excess of the net asset arising from the aforesaid calculation over the Ceiling Amount is carried to other comprehensive income and will not be subsequently recycled to profit or loss.

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

(1)
Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel that were prevailing at the balance sheet date.

(2)	Following are the changes in the representative exchange rate of the US dollars vis-a-vis the NIS and in the Israeli CPI:

	Representative exchange rate	Representative exchange rate	CPI “in
	of the Euro	of the dollar	respect of”
	(NIS per €1)	(NIS per $1)	(in points)
As of:
December 31, 2018	4.29	3.75	101.2
December 31, 2017	4.15	3.47	100.4
December 31, 2016	4.04	3.84	100.0

Increase (decrease) during the:	%	%	%
Year ended:
December 31, 2018	3.37	8.07	0.80
December 31, 2017	2.72	(9.64)	0.40
December 31, 2016	(4.78)	(1.46)	(0.2)

U.	New Financial reporting standards, interpretations published and amendments to existing standards:

IFRS 16 – “Lease”:

The new Standard supersedes IAS 17 "Leases" and the related interpretations, and sets out the rules for recognition, measurement, presentation and disclosure of leases in relation to both parties to the transaction, i.e., the customer ('lessee') and the supplier (lessor'). The Standard does not change the current accounting treatment applied in the lessor’s books of accounts.

In terms of lessee accounting, the new Standard eliminates the existing distinction between operating and financial leases and sets out a uniform accounting model relating to all the types of leases. According to the new model, for every leased asset, the lessee is required to recognize a right-of use asset on the one hand, and a financial lease liability in respect of the lease fees on the other hand.

The provisions for recognizing the asset and liability as described above shall not apply to assets leased for a period of up to 12 months and in relation to leases of low-value assets (such as personal computers).

In view of the above, leases of the Company’s vehicles, which are currently accounted for as operating leases shall be accounted for as assets and liabilities in the Group’s statement of financial position upon application of the standard.

IFRS 16 is effective for annual reporting periods beginning on or after 1 January 2019.

Manner of first-time application

As a rule, the standard will be applied retrospectively, but entities will have the option to opt for certain adjustments under the standard’s transitional provisions regarding its application to previous reporting periods.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.	New Financial reporting standards, interpretations published and amendments to existing standards: (Cont.)

IFRS 16 – “Lease”: (Cont.)

The anticipated quantitative effects:

The Company estimates that it will opt not to retrospectively adjust the comparative figures. Comparative figures relating to the years ended December 31, 2018 and 2017 will be presented in accordance with the provisions of IAS 17 and its related interpretations.

The Group estimates that it will opt to apply the standard while applying the reliefs available pursuant to the standard’s transitional provisions, as follows:

a.
The will not reassess whether the contract is a lease or includes a lease as of the application date. Therefore, agreements that are currently accounted for as operating leases shall be accounted for in accordance with the provisions of the new standard, whereas the accounting treatment of agreements previously accounted for as service contracts shall not change.

b.	The Group expects to use a single discount rate for a portfolio of leases with similar characteristics.

c.	The Group expects that it will not apply the provisions of the standard to leases whose term ends within 12 months from the date of first-time application.

d.	The Group expects that it will not include direct initial costs when measuring the right of use asset upon first-time application.

Set forth below are the principal expected effects as of the date of first-time application, as estimated by Group’s management:

Principal effects on the Company’s statement of financial position as of January 1, 2019:

The leased asset	Right of use asset	Lease liability
	NIS in thousands
Vehicles	1,675	(1,675)
Total	1,675	(1,675)

The discount rates used in the aforementioned calculations are based on the lessee’s incremental borrowing rate which varies according to the lease’s amount and average duration and the nature of the leased asset. The discount rate range between 2.5% to 3%.

Principal effects on the Company’s statement of profit or loss as of January 1, 2019:

The leased asset	Decrease in lease expenses pursuant to IAS 17	Increase in depreciation expenses pursuant to IFRS 16	Total increase in income from operating activities	Increase in finance expenses pursuant to IFRS 16	Decrease in tax expenses pursuant to IFRS 16	Total decrease in income for the year
	NIS in thousands
Vehicles	(808)	780	28	44	4	(12)
Total	(808)	780	28	44	4	(12)

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

Revenue recognition - the Group has recognized in revenues amounted to NIS 338,245 thousands in the year ended December 31, 2018 (NIS 311,978 thousands in the year ended December 31, 2017) for selling food products. Although, in general, the Group does not grant rights of return, its enable for certain customers from time to time to return products. The Group assesses the expected customer returns according to specific information in its possession and its past experience in similar cases. As a result, the revenues that company has recognized includes provisions to returns.

Slow moving inventory - The group records a provision for slow moving inventory in respect of inventory items estimated by management not to be realized due to expiration date. The slow-moving inventory is based on the historic realization rate of the respective item as well as on management's estimate with respect to its future realization rate.

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

Employee benefits - The present value of the Group's liability for retirement and pension plan to its employees is based on a large number of inputs, which are determined on the basis of an actuarial valuation, while using a large number of assumptions, including discount rate. Changes in the actuarial assumptions may affect the carrying amount of the Group's liabilities for retirement and pension payments. The Group estimates the discount rate once a year, based on the discount rate of highly rated corporate bonds with similar terms and similar conditions. Other key assumptions are determined based on market conditions and the Group's past experience. For additional information about the assumptions used by the Group, see Note 9.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4 -        CURRENT ASSETS

A.	Cash and cash equivalents - composition:

	December 31,
	2 0 1 8	2 0 1 7	2 0 1 8
	NIS	NIS	US Dollars

Cash in bank	54,699	12,962	14,594
Short-term bank deposits	79,588	100,100	21,235
	134,287	113,062	35,829

B.	Financial assets at fair value through profit or loss:

	December 31,
	2 0 1 8	2 0 1 7	2 0 1 8
	NIS	NIS	US Dollars
Financial assets carried at fair value through profit or loss (FVTPL):
Shares	32,931	44,494	8,786
Governmental loan and other bonds	98,187	87,905	26,197
Certificate of participation in mutual fund	6,786	11,115	1,811
	137,904	143,514	36,794

C.	Trade receivables:

(1)	Composition

	December 31,
	2 0 1 8	2 0 1 7	2 0 1 8
	NIS	NIS	US Dollars

Trade receivables(*)	100,387	88,324	26,784
Less – provisions for impairment of trade recivables.	2,370	2,381	632
	98,017	85,943	26,152

(*)	Less provision for returns in the sum of NIS 2,273 (as of December 31, 2017 - NIS 1,841).

Management of the credit risk by the Group

Before accepting any new customer, the Group assesses the potential customer's credit quality and defines credit limits by customer. Credit limits are examined periodically based on the Company's collection experience with each customer and additional external information.

In order to minimize customer credit risk, the Company insures and takes various guarantees (personal, promissory notes and bank guarantees). However, it should be noted that in relation to the majority of the large food marketing chains, the company does not have any collateral whatsoever.

From total trade receivables balances as of December 31, 2018, the sum of NIS 10,271 Thousands is with respect to debt owed by significant customers. The Group does not have additional customers whose purchase from the Company exceeds 10% of the Revenues for the year ended December 31, 2018 (in 2017 - NIS 7,932 Thousands).

The average credit period on sales of goods for 2018 is 88 days.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4 -        CURRENT ASSETS (Cont.)

C.	Trade receivables: (Cont.)

(2)	Changes in the allowance for doubtful debts:

	December 31,
	2 0 1 8	2 0 1 7	2 0 1 8
	NIS	NIS	US Dollars

Balance at beginning of the year	2,381	2,155	635
Change in allowance doubtful debts	(11)	226	(3)
Balance at end of the year	2,370	2,381	632

D.	Other receivables and prepaid expenses:

	December 31,
	2 0 1 8	2 0 1 7	2 0 1 8
	NIS	NIS	US Dollars

Prepaid expenses	730	688	195
Income receivables	429	-	114
Advances to suppliers	1,051	339	280
Government authorities	-	953	-
Receivables in respect of investment in a non-current financial asset (See note 21b)	-	3,970	-
Others	1,534	46	410
	3,744	5,996	999

E.	Inventories

	December 31,
	2 0 1 8	2 0 1 7	2 0 1 8
	NIS	NIS	US Dollars

Finished products	44,183	32,690	11,789
Merchandise in transit	5,106	7,209	1,362
	49,289	39,899	13,151

The inventories are presented net of slow moving inventory provision in the amount of NIS 1,681 thousand and NIS 1,834 thousand on fiscal 2018 and fiscal 2017, respectively.

NOTE 5 -        INVESTMENTS IN SUBSIDIARIES

The consolidated financial statements include the financial statements of the following Subsidiaries:

Subsidiary	Location	Jurisdiction of Organization	Company's Ownership Interest
			December 31,
			2 0 1 8	2 0 1 7

Gold Frost Ltd. ("Goldfrost")	Israel	Israel	100.00%	100.00%
W.F.D. (Import, Marketing and Trading) Ltd.	Israel	Israel	99.00%	99.00%
W.Capital Ltd. (Former: B.H.W.F.I Ltd.)	Israel	Israel	100.00%	100.00%

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 6 -        PROPERTY PLANT AND EQUIPMENT

Composition:

		Machinery		Computers
	Land and	and	Motor	and	Office
	Building	equipment	Vehicles	equipment	Furniture	Total
Consolidated Cost:
Balance -January 1, 2017	54,477	4,388	12,392	4,584	1,363	77,204
Changes during 2017:
Additions	10	705	1,419	196	320	2,650
Dispositions	-	-	(1,256)	-	-	(1,256)

Balance - December 31, 2017	54,487	5,093	12,555	4,780	1,683	78,598
Changes during 2018:
Additions	592	407	815	264	65	2,143
Dispositions	-	-	(1,130)	-	-	(1,130)

Balance - December 31, 2018	55,079	5,500	12,240	5,044	1,748	79,611

Accumulated depreciation:
Balance - January 1, 2017	17,038	2,850	10,582	3,649	844	34,963
Changes during 2017:
Additions	1,663	894	821	260	44	3,682
Dispositions	-	-	(1,256)	-	-	(1,256)
Balance - December 31, 2017	18,701	3,744	10,147	3,909	888	37,389
Changes during 2018:
Additions	1,826	404	1,079	241	64	3,614
Dispositions	-	-	(784)	-	-	(784)
Balance - December 31, 2018	20,527	4,148	10,442	4,150	952	40,219

Net book value:
December 31, 2018	34,552	1,352	1,798	894	796	39,392

December 31, 2017	35,786	1,349	2,408	871	795	41,209

Net book value (Dollars in thousands):
December 31, 2018	9,219	361	480	239	212	10,510

December 31, 2017	9,548	360	642	232	212	10,994

NOTE 7 -        GOODWILL

Annual test for impairment:

By the end of the year 2018 the amount of goodwill was NIS 36 thousand, based on the materiality estimate, the Group determined that no test for impairment of goodwill was necessary.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 8 -         DETAILS OF CURRENT LIABILITIES

A.	Trade payables

	December 31,
	2 0 1 8	2 0 1 7	2 0 1 8
	NIS	NIS	US Dollars

Open accounts	14,661	12,446	3,912
Checks payables	1,578	354	421
	16,239	12,800	4,333

The average credit period on purchases of certain goods is approximately 24 days.

B.	Other payables and accrued expenses

	December 31,
	2 0 1 8	2 0 1 7	2 0 1 8
	NIS	NIS	US Dollars

Customer advances	1,267	1,223	338
Accrued expenses	4,226	3,985	1,128
Others payables	389	38	103
	5,882	5,246	1,569

NOTE 9 -         EMPLOYEE BENEFITS

A.	Defined benefit plans - General:

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

The current legal retirement age is 62 for women and 67 for men. Therefore, according to the plan, an employee who has been employed by the Group for at least one consecutive year (and under circumstances defined by law) and is dismissed after the said period is entitled to severance pay. The rate of compensation stipulated in the Law is the employee's last salary for each year of employment.

As part of the plan, the Company and its subsidiaries are obligated to deposit amounts, at a rate to be determined by law, in order to secure the accrual of severance pay. As stipulated in the Extension Order (Consolidated Version) of compulsory pension under the laws in Israel (hereinafter: "the Extension Order"). In the reporting year, the Company's rate of provisions for severance pay is 6.5%, to be deposited in a pension fund / insurance fund.

The plan detailed above exposes the Company to the following risks: "investment risk", i.e., the risk that the program assets will bear a negative yield and thus reduce the plan's assets in a way that does not suffice to cover the obligation. i.e., risk of actuarial assumptions regarding the expected increase in wages will be underestimated Compared with the actual wage increases, thereby exposing the Company to the risk that the obligation will increase accordingly.

The current value of the Group's post-employment benefits obligation is based on an actuarial estimation. The actuarial estimation was performed by external actuary, member of Israel Association of Actuaries.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 9 -	EMPLOYEE BENEFITS (Cont.)

A.	Defined benefit plans - General: (Cont.)

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2 0 1 8	2 0 1 7
	%	%

Discount rate	3.30	2.55
Expected return on the plan assets	3.30	2.55
Rate of increase in compensation	4	4

Expected rate of termination:
0-1 years	35	35
1-2 years	30	30
2-3 years	20	20
3-4 years	15	15
4-5 years	10	10
5 years and more	7.5	7.5

The assumptions regarding future mortality rates are based on mortality tables published and approved by the Ministry of Finance. The mortality rate of an active participant at retirement age (67 for men, 62 for women), is 0.6433% for men and 0.3574% for women

The provisions of Standard 19 stipulate that interest used to capitalize assets and liabilities should reflect risk free interest that is interest on highly rated corporate bonds with similar maturity periods and terms. Until November 2014, absent quality data and information about bonds of this type, what was utilized was the interest on long-term index linked government bonds (index linked Galil)/or long-term shackle government bonds (NIS Dawn - “Shachar”). Following a decision by the Securities Authority, according to which there is a deep market for corporate bonds, and according to the publication of Accounting Staff Position number 12-1, as of this report, the capitalization interest is that of high quality corporate bonds. Use of a quality curve as stated above, is published by quoting companies which specialize in this field. The nominal interest rate for the capitalization appropriate for corporate bonds with high rankings as aforesaid, as of December 31, 2018, is 3.30% per year.

The main actuarial assumptions as of the date of the statement of financial position:

In the reported year, The Company recognized a decrease in the net defined benefit plan liability, mainly due to changes in actuarial assumptions in respect of Section 14 of the Severance Pay Law, and an increase in the discounting rate from 2.55% to 3.3%.

B.	Composition:

	December 31,
	2 0 1 8	2 0 1 7	2 0 1 8
	NIS	NIS	US Dollars
Post-Employment Benefits:
Benefits to retirees	836	1,148	223

Short term employee benefits:
Accrued payroll and related expenses	1,954	1,575	521
Short term absence compensation	623	572	167
	2,577	2,147	688

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 9 -         EMPLOYEE BENEFITS (Cont.)

C.	Defined benefit plans:

 Changes in the present value of the defined benefit obligation in the current period were as follows:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 8
	NIS	NIS	US Dollars

Opening defined benefit obligation	5,133	4,748	1,370
Current service cost	481	768	128
Interest cost	118	162	31
Actuarial losses arising from experience adjustments	(221)	370	(59)
Actuarial gains arising from changes in financial assumptions	(614)	12	(164)
Benefits paid	(581)	(927)	(155)
Closing defined benefit obligation	4,316	5,133	1,151

 Changes in the fair value of the defined benefit assets in the current period were as follows:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 8
	NIS	NIS	US Dollars

Opening defined benefit assets	3,985	3,899	1,063
Expected return on the plan assets	84	139	22
Changes in financial assumptions	(505)	(63)	(135)
Employer contribution	421	803	112
Benefits paid	(495)	(814)	(131)
Interest losses on severance payment allocated to remuneration benefits	(10)	21	(3)
Closing defined benefit assets	3,480	3,985	928

Adaption of the current value of defined benefit plan liability and the fair value of the plan's assets to the assets and liabilities recognized in the Balance Sheets:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 8
	NIS	NIS	US Dollars

Present value of funded liability	4,316	5,133	1,151
Fair value of plan assets - accumulated deposit in executive insurance	3,480	3,985	928
Net liability deriving from defined benefit obligation	836	1,148	223

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 9 -         EMPLOYEE BENEFITS (Cont.)

C.	Defined benefit plans: (Cont.)

Sensitivity analyzes principal actuarial assumptions:

The sensitivity analyzes below have been determined based on reasonably possible changes in actuarial assumptions at the end of the reporting period. Sensitivity analysis does not account for any existing inter dependence between assumptions:

If the discount rate were increased (decreased) by 0.5%, the defined benefit obligation would have increased / decreased by NIS 147 thousand (US Dollars 39 thousand).

If the rate hikes expected salaries would have increased (small) by 0.5%, the defined benefit obligation would have increased / decreased by NIS 138 thousand (US Dollars 37 thousand).

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 8
	NIS	NIS	US Dollars

Payroll, payroll and social benefits	1,954	1,575	521
Entitlement to compensation for short-term absences and recovery	623	572	167
	2,577	2,147	688

D.	Short term employee benefits:

(1)	Paid Annual Leave

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

The balance of the Group's vacation provision is in accordance with the leave entitlement of each individual employee, according to his individual agreement with the company to which the employee belongs and in accordance with the employee's salary.  The balance of the Group’s vacation provision for December 31, 2018, as NIS 493 thousands (NIS 422 thousands, as of December 31, 2017).

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 10 -      INCOME TAXES

A.	Composition:

	Year ended December 31
	2 0 1 8	2 0 1 7	2 0 1 6	2 0 1 8
	NIS	NIS	NIS	US Dollars
Current taxes:
Current taxes	10,069	3,918	4,067	2,686
Taxes in respect of prior years	160	141	-	43
	10,229	4,059	4,067	2,729

Deferred taxes	(2,379)	1,851	1,260	(635)

	7,850	5,910	5,327	2,094

B.	Reconciliation of the statutory tax rate to the effective tax rate:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6	2 0 1 8
	NIS	NIS	NIS	US Dollars

Income before Income taxes	32,817	30,933	16,179	8,756
Statutory tax rate	23%	24%	25%	23%
Tax computed by statutory tax rate	7,548	7,424	4,044	2,014

Tax increments (savings) due to:
Non-deductible expenses	4	51	70	1
Tax exempt Income	(163)	(343)	(33)	(43)
Profit or loss for tax for which deferred taxes were not provided	368	(1,196)	1,198	98
Changes in tax rates	-	-	88	-
Temporary differences for which deferred taxes were not provided	-	(132)	-	-
Previous year taxes	162	141	-	42
Other	(69)	(35)	(40)	(18)
	7,850	5,910	5,327	2,094

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 10  -     INCOME TAXES (Cont.)

C.	Deferred Taxes:

	January		December	December
	1, 2018	Change	31, 2018	31, 2018
	NIS	NIS	NIS	US Dollars

Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	(775)	2,776	2,001	534
Employees benefits	395	(59)	336	90
Allowance for doubtful accounts	548	(3)	545	145
	168	2,714	2,882	769
Carry forward tax losses	335	(335)	-	-
	503	2,379	2,882	769

	January		December	December
	1, 2017	Change	31, 2017	31, 2017
	NIS	NIS	NIS	US Dollars

Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	67	(842)	(775)	(207)
Employees benefits	352	43	395	105
Allowance for doubtful accounts	516	32	548	146
	935	(767)	168	44
Carry forward tax losses	1,419	(1,084)	335	89
	2,354	(1,851)	503	133

D.	Additional Information:

(1)	The tax rate applicable to the Company are as follows: in 2016 – 25%; 2017 – 24%; 2018 – 23%.

(2)
The Law for the Amendment to the Income Tax Ordinance (No. 216), 2016 was published in the official gazette in January 2016; the said law stipulated the reduction of the rate of corporate tax by 1.5% from 26.5% to 25% commencing tax year 2016.

(3)
The Economic Efficiency Law (Legislative Amendments for the Achievement of Budgetary Goals for 2017 and 2018), 2016, which was published in the official gazette in December 2016, stipulated that the corporate tax rate will be reduced by 1% in 2017 and by 2% as from 2018 and thereafter, such that the tax rate in 2017 will be 24% and as from 2018 the tax rate will be 23%, instead of 25% in 2016.

(4)	The Company and its subsidiaries have been issued with final tax assessments through tax year 2013.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11  -     COMMITMENTS AND CONTINGENT LIABILITIES

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11  -     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

(2)	(Cont.)

On February 11, 2019 and February 17, 2017, respectively, the Company’s Remuneration Committee decided to approve changes to the remuneration policy, remuneration terms and scope of position of the joint chairpersons for a three-year period starting on January 1, 2019. In order to approve the changes, the Company sent to its shareholder a notice to convene a General Meeting of the Company’s shareholders. The meeting is scheduled for on April 3, 2019. The recommended changes are expected to increase the scope of the joint chairpersons’ position from 60% to 100%; as a result of the said changes, each of the joint chairpersons will be entitled to monthly management fees of NIS 100,00 plus VAT. The changes also include an increase of the maximum annual bonus payable to each of the joint chairpersons to NIS 1.5 million (plus VAT).

Furthermore, as part of the meeting to be held of April 3, 2019, the Company’s shareholders will be asked to approve the amendment of the management services agreement whereby as from January 1, 2019 and for a three-year period as from that date, the measurable bonus will be paid subject to meeting an operating profit target of at least NIS 20 million (before bonuses).

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

NOTE 12  -     SHAREHOLDERS' EQUITY

Composition:

	Ordinary shares
	of NIS 0.1 par value each
	December 31
	2 0 1 8	2 0 1 7

Authorized share capital	50,000,000	50,000,000

Issued and outstanding	13,240,913	13,240,913

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13  -     SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

A.	Revenues:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6	2 0 1 8
	NIS	NIS	NIS	US Dollars

Sale of products	338,245	311,978	294,202	90,247

B.	Cost of sales:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6	2 0 1 8
	NIS	NIS	NIS	US Dollars

Purchases	240,998	222,351	220,088	64,300
Transportation	1,966	1,579	1,523	525
Depreciation and amortization	2,314	2,323	2,287	617
Maintenance	4,175	5,202	3,881	1,114
Other costs and expenses	1,910	2,062	1,278	510
	251,363	233,517	229,057	67,066
Change in finished goods	(11,331)	4,128	(11,472)	(3,023)
	240,032	237,645	217,585	64,043

C.	Selling expenses:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6	2 0 1 8
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	15,058	14,316	12,969	4,016
Transportation and maintenance	12,541	11,619	9,555	3,346
Vehicles	3,908	3,564	3,833	1,043
Advertising and promotion	4,766	5,472	6,694	1,272
Depreciation and amortization	804	784	821	215
Others	6,746	6,335	5,533	1,800
	43,823	42,090	39,405	11,692

D.	General and administrative expenses:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6	2 0 1 8
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	10,442	8,922	9,126	2,786
Office maintenance	1,411	1,182	1,106	376
Professional fees	2,432	3,436	3,230	649
Vehicles	545	713	602	145
Depreciation and amortization	552	599	652	147
Bad and doubtful debts	(59)	226	(1,292)	(16)
Communication	60	136	116	16
Other	1,303	625	1,037	349
	16,686	15,839	14,577	4,452

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13  -     SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Cont.)

E.	Employees benefit costs:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6	2 0 1 8
	NIS	NIS	NIS	US Dollars

Payroll (without payment to related parties)	21,148	21,131	20,144	5,642
	21,148	21,131	20,144	5,642

F.	Depreciation and amortization:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6	2 0 1 8
	NIS	NIS	NIS	US Dollars

Depreciation of fixed assets (see note 6)	3,614	3,682	3,762	964

NOTE 14  -     OTHER INCOME

Composition:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6	2 0 1 8
	NIS	NIS	NIS	US Dollars

Capital gain on fixed assets realization	69	361	112	18
	69	361	112	18

NOTE 15  -     FINANCE INCOME AND EXPENSES

A.	Financing Income:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6	2 0 1 8
	NIS	NIS	NIS	US Dollars
Interest Income:
Short-term bank deposits	357	30	333	95
Interest Income of debentures held for trading	4,603	3,274	1,791	1,228
Other	27	16	(11)	7
Total interest Income	4,987	3,320	2,113	1,330
Other:
Changes in fair value of financial assets at fair values	(13,697)	7,760	1,924	(3,654)
Gain (loss) from non-tradable financial assets (see note 21b).	-	5,368	(7,734)	-
Dividends	1,498	1,489	272	400
Total financing Income	(7,212)	17,937	(3,425)	(1,924)

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15  -     FINANCE INCOME AND EXPENSES (Cont.)

B.	Financing expenses:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6	2 0 1 8
	NIS	NIS	NIS	US Dollars
Other:
Foreign currency differences	(2,867)	2,708	2,222	(768)
Bank fees	499	599	449	134
Management fees for investment houses	112	462	300	32
Other	-	-	172	-
Total financing costs	(2,256)	3,769	3,143	(602)

NOTE 16  -     EARNING PER SHARE

Composition:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6	2 0 1 8
	NIS	NIS	NIS	US Dollars
A. Basic earnings per share:
Earnings used in the calculation of basic earnings per share to equity holders of the parent	24,967	25,023	10,852	6,662

B. Diluted earnings per share:

Profit used to compute diluted earnings per share from continuing operations	24,967	25,023	10,852	6,662

Weighted average number of shares used in computing basic earnings per share from continuing operations	13,240,913	13,240,913	13,240,913	13,240,913
Weighted average number of shares used in computing diluted earnings per share from continuing operations	13,240,913	13,240,913	13,240,913	13,240,913

NOTE 17  -     FINANCIAL INSTRUMENTS

A.	Significant accounting policies:

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which Income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 17  -     FINANCIAL INSTRUMENTS (Cont.)

B.	Categories of financial instruments:

	As of December 31,
	2 0 1 8	2 0 1 7	2 0 1 8
	NIS	NIS	US Dollars
Financial assets
Financial assets at fair value through profit or loss	137,904	143,514	36,794
Cash and cash equivalents	134,287	113,062	35,829

	272,191	256,576	72,623

C.	Objectives of managing financial risks:

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 17  -     FINANCIAL INSTRUMENTS (Cont.):

E.	Other price risks:

The Group is exposed to price risks of - shares, certificate of participation in mutual fund and bonds, which are classified as financial assets carried at fair value through profit or loss.

The carrying amount of the investments exposed to price risks of shares, certificate of participation in mutual fund and bonds is NIS 137,914 thousands (US Dollars 36,794 thousands).

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

	2 0 1 8	2 0 1 7
	NIS	NIS

Profit or loss	13,791	14,351

F.	Credit risk:

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

Aging of impaired trade receivables are 88 days in the year 2018 (86 days in the year 2017).

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 17  -     FINANCIAL INSTRUMENTS (Cont.):

G.	Liquidity risk management: (Cont.):

Non derivatives financial instruments

The following table presents the Group's maturity profile for its non-derivatives financial instruments based on their contractual maturity. These financial instruments include interest relating to these assets, except for cases when the Group anticipates that the cash flow will occur on a different period.

	1 month	2-3 Months	4-12 Months	1-5 Years	More than5 Years	Total
	NIS	NIS	NIS	NIS	NIS	NIS

2018
Financial instruments which bear interest	10	371	4,332	27,990	65,484	98,187
Financial instruments which do not bear interest	174,004	-	-	-	-	174,004
	174,014	371	4,332	27,990	65,484	272,191

2017
Financial instruments which bear interest	608	728	3,471	13,832	69,266	87,905
Financial instruments which do not bear interest	168,671	-	-	-	-	168,671
	169,279	728	3,471	13,832	69,266	256,576

The Financial instruments in the non-derivatives financial instruments consist of:

	December 31,
	2 0 1 8	2 0 1 7	2 0 1 8
	NIS	NIS	US Dollars

Cash and cash equivalents	134,287	113,062	35,829
Financial assets at fair value through profit or loss	137,904	143,514	36,794

	272,191	256,576	72,623

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 17  -     FINANCIAL INSTRUMENTS (Cont.):

H.	Exchange rate risk:

The Group undertakes certain transactions denominated in foreign currencies leading to exposures to exchange rate fluctuations. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at reporting date are as follows:

	Assets		Liabilities
	2 0 1 8	2 0 1 7	2 0 1 8	2 0 1 7
	NIS	NIS	NIS	NIS

US Dollars	22,292	38,034	3,485	1,944

EUR	8,082	1,299	5,677	3,568

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

	US Dollars Impact	EUR Impact
	2 0 1 8	2 0 1 8
	NIS	NIS

Profit or loss	1,881	240

	US Dollars Impact	EUR Impact
	2 0 1 7	2 0 1 7
	NIS	NIS

Profit or loss	3,609	(227)

The increase in the Group's sensitivity to a 10% increase and decrease in the NIS against the relevant foreign currencies is mainly attributable to the decrease in balances with foreign customers relating to the disposal of the export operation, and to decrease in forward foreign exchange contracts.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 17  -     FINANCIAL INSTRUMENTS (Cont.):

I.	Fair value of financial instruments:

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

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 17  -     FINANCIAL INSTRUMENTS (Cont.):

I.	Fair value of financial instruments: (Cont.)

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
financial assets ‘at fair value through profit or loss’ (FVTPL)
Marketable securities and derivatives	137,904	-	-	137,904

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
financial assets ‘at fair value through profit or loss’ (FVTPL)
Marketable securities and derivatives	143,514	-	-	143,514

NOTE 18  -     SEGMENT INFORMATION

A.	General:

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

On November 14 2018, the Board of Directors of the Company decided to take steps in order to enter the non-bank credit field (“credit extension activity”). This activity will be carried out and managed through W.F.D (Import, Marketing and Trading) a wholly-owned and controlled subsidiary of the Company. The activity will be funded from the Group’s own resources and will be carried out in parallel to the existing activity of importing, marketing and distributing food products. As of balance sheet date, the Company has not yet commenced its non-bank credit activities.

B.	Revenues from the main customers of the Import segment:

The following is an analysis of the Group's customers who represent more than 10% of the total sales:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6	2 0 1 8
	NIS	NIS	NIS	US Dollars

Customer A	50,439	50,053	46,171	13,458

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 18  -     SEGMENT INFORMATION (Cont.)

B.	Revenues from the main customers of the Import segment: (Cont.)

 Revenues from major groups of products that contributed 10% or more to the Group's total revenues in 2016-2018 are as follows:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6	2 0 1 8
	NIS	NIS	NIS	US Dollars
Canned Vegetables and Pickles	57,333	53,839	59,028	15,297

Dairy and Dairy Substitute Products	116,083	102,372	87,803	30,972

Canned Fish	52,573	50,579	45,073	14,027

Cereals, rice and pastas	47,064	41,218	38,843	12,557

Other	65,192	63,970	63,455	17,394

	338,245	311,978	294,202	90,247

NOTE 19   -    RELATED PARTIES

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below:

A.	Transactions with Related Parties:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6	2 0 1 8
	NIS	NIS	NIS	US Dollars

Sales of goods to the Parent Company	-	93	208	-

Participation in expenses with Parent Company	-	95	296	32

Salary management fees, and bonus to related parties	4,352	2,281	2,190	1,161

Salary and bonus to key management personal	2,643	2,734	3,091	705

Car expenses	433	498	383	116

B.	Balances with Related Parties:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 8
	NIS	NIS	US Dollars

Due to officers	(267)	24	(71)

Parent Company	186	(6)	50

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 20  -     GUARANTEES AND PLEDGES

The Company's liabilities to banks with respect to overdrafts, on-call loans, documentary credit and bank guaranteed supplier credit as of December 31, 2017, is in the sum of NIS 7,106 thousands (NIS 6,502 thousand as of the end of 2016). These liabilities are for importation of food products and are guaranteed by floating charges [pledges] on the share capital, goodwill, and property of the Company, as well as the insurance rights.

Secured liabilities of the Group:

	As of December 31,
	2 0 1 8	2 0 1 7	2 0 1 8
	NIS	NIS	US Dollars
	(in thousands)

Bank letters of credit	957	2,979	255

	957	2,979	255

NOTE 21  -     SIGNIFICANT EVENTS DURING AND AFTER THE REPORTING PERIOD

a.	On January 1, 2018, Mr. Michael Luboschitz was appointed as the CEO of the parent Company and of the Company.

b.
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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 21  -     SIGNIFICANT EVENTS DURING AND AFTER THE REPORTING PERIOD (Cont.)

b.	(Cont.)

The Investment was carried out by W. Capital Ltd. (Former: "B.H.W.F.I. Ltd"), a wholly owned subsidiary of the Company (“W. Capital”), pursuant to subscription forms to purchase 300 bonds (225 actually purchased) with a nominal value of USD 10,000 each (“Subscription Forms”). The Bonds bear an annual interest rate of 6%, payable semi-annually on June 30 and December 31 of each year as of the issue date until the final maturity date of December 31, 2018. The issuer has the right to repay the Bonds with prior notice of 30 days without penalty. On June 30, 2016, the Issuer paid the first interest on account of the bond actually purchased by W. Capital in accordance with the terms thereof.

On December 30, 2016, W. Capital and the Issuer signed an agreement (the “Agreement”) for an early redemption of the bonds for a total of USD 1.8 million that was to be paid by February 15, 2017.  Similarly, as part of the terms of the Agreement, the Issuer waived all its claims against W. Capital, including an alleged obligation to make an additional investment in bonds up to an aggregate amount of USD 5 million (as stated above, an amount of USD 2.25 million was invested in the past).

On March 21, 2017, a first payment in the amount of USD 200 thousand was received. In view of the uncertainty relating to the collection of the remaining balance of the debt, the Company recorded a loss of USD 1.6 million in the financial statements for the year 2016.

On July 6, 2017, a second payment in the amount of USD 400 thousand was received and therefore the Company recorded in its financial statements a finance income at an amount equal to the amount of the Second Payment.

On March 26, 2018, a third payment in the amount of USD 1,145 thousand was received by the Company, and therefore, the Company recorded in its financial statements a finance income at an amount equal to the amount of the third Payment.

c.
Further to the above, on January 7, 2019, the Court was served with a plea agreement under an amended indictment (hereafter – the “Plea Agreement"), which was approved by the Tel Aviv-Jaffa District Court. Under the Plea Agreement, Gregory Gurtovoy and Joseph Schneerson were convicted of offenses of aiding theft by manager, fraud and breach of trust in a corporation, false registration in corporate documents, multiple offenses pursuant to Section 423 of the Penal Law, non-compliance with the provisions of Section 36 of the Securities Law, 1968 (hereafter – the “Securities Law”), the annual reports regulations and the immediate reports regulations; fraudulent receipt of goods or services under aggravated circumstances pursuant to Section 415 of the Penal Law and offenses of managers in a corporation. Furthermore, the Plea Agreement includes a 36-month imprisonment to Joseph Schneerson and 31-month imprisonment to Gregory Gurtovoy. Furthermore, Gregory Gurtovoy will also pay a fine of NIS 1.2 million.

d.
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

As a result of the investigation that was conducted by the Securities Authority (the "Authority"), inter alia, regarding matters that have arisen as part of this litigation, restrictions were imposed as part of this investigation that prevent the former parent Company office holders, who are respondents to the Motion, from conversing with the attorneys of the parent Company. As part of the Motion – the date for submission of the parent Company’s response to the Motion has been postponed. On September 27, 2016, the Authority filed a notice updating the Court, in which it requested that the restrictions that it imposed remain in effect for further 6 months. On October 5, 2016, the parent Company filed a response to the Authority's update notice, in which it requested an extension of the deadline for submission of the parent Company's response to the Motion to 60 days after the restrictions imposed by the Authority are removed. On January 22, 2017, the Court ruled that in light of the restrictions placed by the Authority, at this stage, the deadline for filing of the parent Company's response must be postponed. On May 10, 2017 after the court re-considered the Applicant's claim, the Court decided that the deadline for filing of the parent Company’s response will be at least 60 days from the date on which the restrictions imposed by the Authority are removed. On July 2 2017, the Authority informed the Court that the restrictions have not yet been removed. On July 3, 2017, the Court ruled that the Authority will file a further update to its notice until September 15, 2017. On September 14, 2017, the Authority filed an update notice to the Court, to the effect that the restrictions had not yet been removed. On September 14, 2017, the Court ruled that the Authority would file an additional update to the Court until December 7, 2017.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 21    -   SIGNIFICANT EVENTS DURING AND AFTER THE REPORTING PERIOD (Cont.)

d.	(Cont.)

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

e.
On August 16 2018, the company filed a notice whereby it intends to lodge a lawsuit against the office holders in connection with the events which are the subject matter of the derivative action and therefore it is no longer needed to discuss the motion to approve a derivative action. In view of company's notice, the said motion was stricken out and by a court ruling on October 4, 2018 and the case was closed.

f.
Further to what is described in legal section e above, on November 4, 2018 the company filed a NIS 4,183,208 lawsuit against the Company’s former controlling shareholder – Mr. Gregory Gurtovoy and against five (former) Company directors and senior office holder - Israel Joseph Schneerson, Pavel Buber, Iram Ephraim Graiver. Ilan Menachem Admon and Zalman Vigler (hereafter jointly: the “Defendants”).

According to the company, the Defendants conspired to cause the use of millions of NIS of the company funds as collaterals to loans extended to foreign private companies related to the Company’s controlling shareholders on dates which are relevant to the lawsuit without obtaining the required approvals from the Company’s organs and without issuing the required report to Company’s shareholders.

The lawsuit is based on the claim that an agreement signed by the company, whereunder it has allegedly invested in the bonds of a Czech company, is not a genuine agreement; rather, it is claimed, the purpose of the agreement was to assist the then controlling shareholders (Gregory Gurtovoy and others) to secure private loans extended by the Austrian bank Meinl, while using the company's funds for their concealed and inappropriate purposes.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 21   -     SIGNIFICANT EVENTS DURING AND AFTER THE REPORTING PERIOD (Cont.)

f.	(Cont.)

The company demands that the Defendants compensate it for the funds that were not refunded to the company (in NIS values) plus a compensation at the rate of the alternative yield and a compensation equal to the amounts paid by the company to enable the refund of the funds.

A preliminary hearing was held on January 31, 2019 at the Central District Court. During the hearing, the parties were given procedural directives and a further preliminary hearing was scheduled for May 13, 2019.

On 24.1.2019 the Defendants filed statements of defense, various motions (to dismiss in limine and/or delay the proceedings) and a counterclaim against willi-food and against the Company as part of this proceeding.

In their counterclaim the Defendants claims that they are entitled for funding of their legal defense and/or for indemnification and exemption from the Company in respect of the lawsuit and request the Court to order the Company to fund their legal defense against the company’s lawsuit.

Since the Defendants are accused of breaching their fiduciary duty to the Company, company’s management is of the opinion that their claims on this matter will be rejected. In view of the preliminary stages of the proceedings the company’s chances of prevailing in the lawsuit could not be assessed.

g.
On July 23, 2017, Mr. Iram Graiver, former CEO of the Company and Willi-Food (hereinafter - “Mr. Graiver”) filed a lawsuit to the Regional Labor Court in Tel Aviv Jaffa (hereinafter - “the Labor Court”) claiming payment of social rights and different compensations at the total amount of NIS 2,377,305 (USD 634 thousand). On November 26, 2017, the Company filed a statement of defense. On July 27, 2017, the company filed a lawsuit to the Labor Court against Mr. Graiver, demanding that he repays funds that he has taken unlawfully from the Company, amounting to NIS 1,694,325 (USD 452 thousand). According to the Company, throughout his term of employment as an office holder in the Company, the defendant has unlawfully taken from the company salary, bonus in respect of 2016 and reimbursement of expenses. According to the Company, Mr. Graiver has done so while breaching his fiduciary duty and his duty of care towards the Company as well as the cogent provisions of the Companies Law, 5759-1999, whereby it is mandatory that payments of the type taken from the Company by Mr. Graiver are approved by the General Meeting of the Company’s shareholders; according to the Company, Mr. Graiver has not obtained such an approval. On November 26, 2017, Mr. Graiver filed a statement of defense. On November 2, 2017, a resolution was issued to join the hearings pertaining to the two proceedings described above. A preliminary hearing was held on March 7, 2018. The parties are in the process of document discovery and review. Proof hearings were held for December 18, 2019 and January 15, 2020. At this preliminary stage of the proceedings, it is not yet possible to assess the result of the proceedings.

h.
A lawsuit and a motion to approve it as class action was filed on January 3, 2018, against the company and another company to the Tel Aviv District Court for allegedly not complying with the food labelling regulations in connection with one of its products thereby misleading its customers. At this stage the amount of the lawsuit is NIS 2.7 million, since the plaintiff does not have sufficient data regarding the amount of the damage. The Company and the plaintiff reached a compromise agreement whereby the plaintiff will withdraw the lawsuit and it will be stricken out at a cost which is immaterial to the Company. On July 18, 2018, the Court approved the compromise agreement and struck out the lawsuit.

i.
A lawsuit and a motion to approve it as class action was filed on March 26, 2018 against the company to the Tel Aviv District Court for allegedly breaching some of its consumer protection duties in connection with one of its products, thereby misleading its customers. At this stage, the amount of the lawsuit is NIS 2.7 million, since the plaintiff does not have sufficient data regarding the amount of the damage. A preliminary hearing was scheduled for December 19, 2018. In view of the preliminary stage of the proceedings, it is not yet possible to assess the result of the lawsuit.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
NOTE 21   -     SIGNIFICANT EVENTS DURING AND AFTER THE REPORTING PERIOD (Cont.)

j.
A lawsuit and a motion to approve it as class action was filed on July 22, 2018, against Gold Frost Ltd (through the company.) (hereafter – “Gold Frost”) and eight other companies to the Jerusalem District Court for allegedly not complying with the food labelling regulations in connection with one of its products and thereby misleading consumers. At this stage the amount of the lawsuit is NIS 4 million, since the plaintiff does not have sufficient data regarding the amount of the damage. On November 16 2018, the plaintiff filed a motion to withdraw the lawsuit, including payment compensation and attorneys’ fees at amounts that are immaterial to the Company. As of the date of this report, the Court has not yet issued a ruling approving the withdrawal of the lawsuit.

k.
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

On March 3, 2016, the court of first instance in Valencia, Spain approved the lawsuit against the Companies in an ex parte proceeding and ruled payment by the Companies of app. Euro 530 thousand (hereinafter – “Spanish Ruling”).

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

On October 1 2018, the parties signed a compromise agreement whereby Gold Frost shall pay a total of Euro 150 thousand in consideration for the withdrawal of all of the Plaintiff’s claims against it. In October 22 2018, the court of first instance in Valencia approved the compromise agreement as a Court ruling.

l.
On June 4 2018, the independent auditors of Willi Food parent company B.S.D, and the company – the accounting firm Deloitte (Brightman Almagor) - announced the termination of its work as the independent auditor of the company, following the decision of the Board of Directors of B.S.D to file a lawsuit against the independent auditor of the company and others in a motion to approve a derivative action that was filed in July 2016 by shareholders of B.S.D against B.S.D, the former controlling shareholders, executives and directors in B.S.D and against B.S.D’s independent auditor. According to the notice issued by the independent auditor, such a legal dispute undermines the independent auditor’s independence.

m.
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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 21   -     SIGNIFICANT EVENTS DURING AND AFTER THE REPORTING PERIOD (Cont.)

           l.        (Cont.)

Representatives of Gold Frost and the Supplier have met and reached agreements to the effect that the Supplier will continue supplying to Gold Frost products that will be sold by Gold Frost until October 2018.

Further to this announcement, the Company entered into engagements with several European dairies for the supply of a range of dairy products that will replace the products that were supplied by Arla. In August 2018, the Company launched a line of dairy products under independent brand “Euro Diary Europe”.

n.
On November 14, 2018, G. Willi-Food’s Board of Directors decided to enter into the field of non-bank credit (“extending credit”). The company's Board of Directors has instructed the company management to obtain a license to act as non-bank credit provider according to the Supervision of Financial Services (Regulated Financial Services) Law, 2016.

The Company is of the opinion that the credit extension activity will be funded from the company own resources and the credit extension activity will be carried out in addition to the Company’s existing activities of importing, marketing and distributing food products.

In February 2019, the company extended a first loan totaling NIS 18 million through W.F.D (Import, Marketing and Trading) its wholly-owned and controlled subsidiary, which is expected to be charged with the credit extension activity.

o.
On October 29, 2009, the Company and the subsidiary Gold-Frost Ltd. (hereafter – the “Companies”) filed to the Rishon-LeZion Magistrates Court a lawsuit demanding the refund of import permit fees at the total amount of approximately NIS 1.3 million. The fees were paid to the Ministry of Health in respect of early registration for food import permits with the national food service between the years 2002-2009; the Companies claim that those fees were collected unlawfully.

In a ruling issued on May 13 2015, the Rishon-LeZion Magistrates Court accepted the position of the Companies to the effect that the fees in respect of early registration for food import permits were collected unlawfully and that the Companies and other food importers have an independent cause to demand the repayment of the fees that were paid, by virtue of the Unjust Enrichment Law, 1979 (hereafter – the “Law”). In addition, a partial exemption from refund was determined in accordance with Section 2 of the Law in respect of an amount equivalent to 30% of the amounts of fees claimed and proven, due to the Ministry of Health’s mechanism for regulating imported food, which granted the Companies protection from criminal and civil lawsuits in respect of damage caused to consumers from damaged imported food. As a result of the ruling, the Company received in 2015 a total of approximately NIS 1.1 million.

After the Ministry of Health appealed against the ruling, on 19.4.17 a partial ruling was issued that upholds the rulings of the Magistrates Court unchanged in connection with the refund of fees and the rate of fees to be refunded; however, the question relating to the threshold for proving the damage remained outstanding.

On November 15 2015, the Companies filed a second lawsuit against the Ministry of Health for the refund of early registration fees for food import permits at the total amount of approximately NIS 2 million, which were paid by the Companies in 2009-2016. This lawsuit is pending until the appeal against the ruling in the first lawsuit is resolved.

On December 1 2013, the Companies filed to the Rishon-LeZion Magistrates Court a lawsuit against the Ministry of Health, demanding the refund of customs clearance fees at the total amount of approximately NIS 2.1 million. The fees were paid to the Ministry of Health in respect of clearance of food products from the port, which, according to the Companies, was in effect carried out by the Customs Authorities and therefore the fees were collected unlawfully.

The parties agreed to enter into a mediation process on all issues included in the appeal and the three pending lawsuits. In December, the mediator sent to the parties a suggested compromise plan. As of the date of publication of this report, the Companies are negotiating the compromise according to the plan issued by the mediator together with other importers of food products, which lodged lawsuits against the Ministry of Health in respect of the issue in question.

In the opinion of the Companies legal advisors, even if a compromise is not reached by the parties as part of the mediation process, the Companies’ chances of prevailing in the lawsuit are higher than 50%.

As of the date of this report, the Company did not recognize a contingent asset in its financial statements regarding the lawsuits aforementioned.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
By:	/s/ Michael Luboschitz
Michael Luboschitz
CEO

Date:  March 27, 2019