Form 20-F/A
period 2018-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2019-11-04
CIK 1030997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ______________

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
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

Yitschak Barabi, Finance Manager 4 Nahal Harif St. Northern Industrial Zone, Yavne 81106, Israel Tel: 972-8-932-1000
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

Yes ☐   No  ☒

EXPLANATORY STATEMENT

This Amendment No. 1 on Form 20-F/A (the “Amendment”) to the annual report on Form 20-F for the fiscal year ended December 31, 2018, filed on March 27, 2019 (the “Original Filing”),  is being filed by G. Willi-Food International Ltd. (the “Company”) solely to (i) correct a typographical error in Item 18 regarding the date of the Report of Independent Registered Public Accounting Firm of Ziv Haft, BDO Member Firm (the “Audit Report”) in the Original Filing and (ii) add language to the Audit Report clarifying that the Company is not required to have an audit of its internal control over financial reporting and so the Audit Report does not express an opinion regarding such internal control over financial reporting.

In addition to the revised Audit Report, the Company is filing with this Amendment (i) the unchanged consolidated financial statements of the Company to which the revised Audit Report relates, and (ii) currently dated certifications of our principal executive officer and our principal financial officer pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

This Amendment speaks as of the date of the Original Filing. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any information in the Original Filing, including the previously reported consolidated financial statements of the Company, or reflect any events that have occurred after the date of the Original Filing.

PART III

ITEM 18.   FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Amendment, beginning on page F-1.

ITEM 19.   EXHIBITS

The following exhibits are filed as a part of this Amendment:

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

Shareholders and Board of Directors of

G. Willi-Food International Ltd.

Yavne, Israel

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of G. Willi-Food International Ltd (the “Company”) and subsidiaries as of December 31, 2018, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year, ended, December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of their operations and their cash flows for the year, ended December 31, 2018, in conformity with International Financial Reporting standards as issued by the International Accounting Standards Board.

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

March 27, 2019

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

Date: November, 04, 2019