Form 20-F/A
period 2018-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2020-01-21
CIK 1030997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

Yitschak Barabi, Finance Manager 4 Nahal Harif St. Northern Industrial Zone, Yavne 81106, Israel Tel: 972-8-932-1000
(Name, Telephone, E-mail and/or Facsimile number and Address of Registrant's Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, NIS 0.10 par value per share	WILC	Nasdaq Capital Market

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

              Yes ☐   No ☒

EXPLANATORY STATEMENT

This Amendment No. 2 on Form 20-F/A (the “Amendment”) to the annual report on Form 20-F for the fiscal year ended December 31, 2018, filed on March 27, 2019 (the “Original Filing”),  is being filed by G. Willi-Food International Ltd. (the “Company”) solely to include a consent of the Company’s independent registered public accounting firm at Exhibit 15.(a).1.

Additionally, in connection with the filing of this Amendment, the Company is including certifications of the Company’s principal executive officer and principal financial officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.1350) as no financial statements are being filed with this Amendment.

This Amendment speaks as of the date of the Original Filing. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any information either in the Original Filing or in Amendment No. 1 on Form 20-F/A to the annual report on Form 20-F for the fiscal year ended December 31, 2018 filed by the Company on November 4, 2019, or reflect any events that have occurred after the date of the Original Filing.

ITEM 19. EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (4)
1.2	Articles of Association of the Company, as amended on March 20, 2014 (4)
2.1	Specimen of Certificate for ordinary shares (1)
†4.3	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (2)
†4.4	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (2).
4.5	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (3)
†4.6	Agreement between G. Willi-Food International Ltd., Zvi V. & Co. Company Ltd. and Yossi Willi Management and Investment Ltd., dated April 24, 2018 (5)
8.1	Subsidiaries of the Company (6)
12.1	Certification of principal executive officer of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
12.2	Certification of principal financial officer of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
15.(a).1	Consent of Independent Registered Public Accounting Firm (*)
16.1	Letter of Former Auditor addressed to SEC pursuant to Item 16F (6)

†	English translations from Hebrew original.

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.

(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

(3)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.

(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.
(5)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

(*)	Filed Herewith

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

By:	/s/ Michael Luboschitz
Michael Luboschitz
CEO

Date:  January 21, 2020