Form 20-F
period 2019-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2020-03-19
CIK 1030997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

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

4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel
(Address of principal executive offices)

Yitschak Barabi, Chief Financial Officer 4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel Tel: 972-8-932-1000
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

The registrant had 13,217,017 ordinary shares, NIS 0.10 nominal value per share, as of December 31, 2019.

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

Large Accelerated filer ☐ Emerging growth company ☐	Accelerated filer ☐ Non-accelerated filer ☒

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

Yes ☐          No ☒

PRESENTATION OF INFORMATION

In this Annual Report, references to the “Company”, “we” and “us” refer to G. Willi-Food International Ltd. and its consolidated subsidiaries. References to “Willi-Food” refer to Willi-Food Investments Ltd., our controlling shareholder.

The Company presents its consolidated financial statements in New Israeli Shekels, the currency of the State of Israel.  Unless otherwise specified or the context otherwise requires, references to “$”, “US$”, “Dollars”, “USD” and “U.S. Dollars” are to the United States Dollars and references to "NIS" are to New Israeli Shekels.

Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. Dollars or NIS as the case may be, at the rates indicated or at any other rate.  Therefore, unless otherwise stated, the translations of NIS into U.S. Dollars have been made at the rate of NIS 3.456 = $1.00, the representative exchange rate on December 31, 2019.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company,” “Dividends,” “Operating and Financial Review and Prospects,” and “Quantitative and Qualitative Disclosures about Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.  Actual results, performance or events may differ materially from those in such statements due to, without limitation, the risks set forth in "Item 3. Key Information – D. Risk Factors", including the following:

•	market risks of our portfolio of marketable securities, such as changes affecting currency exchange rates;
•	payment default by, or loss of, one or more of our principal clients; the loss of one or more of our key personnel;
•	termination of, or changes in, arrangements with our key customers;
•	termination of arrangements with our suppliers;
•	increasing levels of competition in Israel and other markets in which we do business;
•	increase or decrease in global purchase prices of food products;
•	our inability to accurately predict consumption of our products or changes in consumer preferences;
•	product liability claims and other litigation matters;
•	interruption to our storage facilities;
•	our insurance coverage may not be sufficient;
•	our operating results may be subject to variations from quarter to quarter;
•	our inability to successfully compete with nationally branded products;
•	our inability to successfully integrate our acquisitions;
•	our inability to protect our intellectual property rights;
•	significant concentration of our shares are held by one shareholder;
•	we are controlled by and have business relations with Willi-Food Investments Ltd. and its management;
•	the price of our ordinary shares may be volatile;
•	our inability to meet the Nasdaq listing requirements;
•	our inability to maintain an effective system of internal controls;
•	cyber-attacks on the Company's information systems;
•	risks related to our non-bank loan business activity;
•	changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;
•	economic conditions in Israel;
•	changes in political, economic and military conditions in Israel, including, in particular, economic conditions in the Company’s core markets; and
•	our international operations may be adversely affected by risks associated with international business.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.          SELECTED FINANCIAL DATA

The following selected consolidated financial data for each of the years in the three-year period which ended December 31, 2019, 2018 and 2017 are derived from our audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with IFRS as issued by IASB. The selected consolidated financial data for the years ended December 31, 2016 and 2015 is derived from our audited consolidated financial statements not appearing in this report. All of the financial data set forth below are in thousands (except share and per share amounts). You should read the following selected consolidated financial data in conjunction with "Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto appearing elsewhere herein. Historical results are not necessarily indicative of any results to be expected in any future period.

Income Statement Data:
In accordance with IFRS

For the year ended December 31

	2019		2018		2017	2016	2015
	NIS	USD	NIS	USD	NIS	NIS	NIS
Revenue	395,637	114,478	338,245	97,872	311,978	294,202	312,514
Cost of sales	271,784	78,641	240,032	69,454	237,645	217,585	237,452
Gross profit	123,853	35,837	98,213	28,418	74,333	76,617	75,062
Selling expenses	55,490	16,056	43,823	12,680	42,090	39,405	37,294
General and administrative expenses	21,067	6,096	16,686	4,828	15,839	14,577	32,926
Other Income	-	-	(69)	(20)	(361)	(112)	-2,182
Total operating expenses	76,557	22,152	60,440	17,488	57,568	53,870	68,038
Operating profit	47,296	13,685	37,773	10,930	16,765	22,747	7,025
Finance income	20,966	6,067	(7,212)	(2,087)	17,937	(3,425)	3,363
Finance expense	3,016	873	(2,256)	(653)	3,769	3,143	978
Finance income (expense), net	17,950	5,194	(4,956)	(1,434)	14,168	(6,568)	2,385
Profit before taxes on income	65,246	18,879	32,817	9,496	30,933	16,179	9,410
Taxes on income	(13,735)	(3,975)	(7,850)	(2,271)	(5,910)	(5,327)	(2,566)
Profit from continuing operations	51,511	14,904	24,967	7,224	25,023	10,852	6,844
Profit for the year	51,511	14,904	24,967	7,224	25,023	10,852	6,844
Attributable to:
Owners of the Company	51,511	14,904	24,967	7,224	25,023	10,852	6,844
Net Income	51,511	14,904	24,967	7,224	25,023	10,852	6,844
Basic and diluted earnings per Share	3.90	1.13	1.89	0.5	1.89	0.82	0.52
Shares Used in Computing Earnings per Share	13,217,017	13,217,017	13,240,913	13,240,913	13,240,913	13,240,913	13,090,729

Balance Sheet Data:
In accordance with IFRS

	2019		2018		2017	2016	2015
	NIS	USD	NIS	USD	NIS	NIS	NIS
Working capital	452,819	131,023	399,405	115,569	374,981	374,981	108,157
Total assets	537,235	155,450	466,413	134,957	436,922	436,922	126,023
Shareholders' equity	491,356	142,174	440,879	127,569	415,581	415,581	119,868
Capital stock	13,217,017	13,217,017	13,240,913	13,240,913	13,240,913	13,240,913	13,240,913

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

In order to reduce these risks, the Board has adopted the procedure of regularly removing available funds in the Company's accounts for management by internal investment manager. In addition, the Board has revised the Company's investment policy, has appointed members of the Board to the investment committee and has added both Co-Chairman of the Board to the investment committee.

Our financial instruments consist mainly of cash and cash equivalents, current accounts receivable, current accounts payable and accruals. In view of their nature, the fair value of the financial instruments, included in working capital, is usually identical or close to their book value.

We depend on a small number of principal clients who have in the past bought our products in large volumes. Our business may be materially affected if any of our major clients default on their payments to us.

Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivables. Despite our large number of clients (approximately 1,250 customers, 2,500 selling points in Israel and abroad), a major part of our sales is made to a limited number of customers. Our largest customer is Shufersal Ltd. ("Shufersal"), which owns, among other things, supermarkets which accounted for approximately NIS 55.6 million (which represents 14.1%) of our sales revenue during 2019. We generally do not require collateral from our big supermarket chain customers, such as Shufersal, although we do require collateral from most of our remaining clients in Israel to ensure security in collecting payments that are due to us. In addition, we buy credit insurance for many of our customers.  We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all reasonably anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major clients default on their payment obligations to us, we will not possess sufficient security to collect the entire debt.

We cannot assure that our principal clients or any other client will continue to buy our products in the same volumes, on the same terms or at all.

We do not have long term purchase contracts with our clients, including our major clients like Shufersal, and our sales arrangements do not have minimum purchase requirements. We cannot assure that our major clients will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Losing one or more of them may adversely affect our business results. In addition, we cannot assure that we will be able to attract new customers. Our failure to do so may significantly reduce our sales.

The failure to attract and retain key personnel could adversely affect our business.

Our success depends in large part on our ability to continue to attract, retain, develop and motivate highly skilled professional personnel. Competition for certain employees, particularly top management, is intense. We may be unable to continue to attract and retain sufficient numbers of highly skilled employees. Our inability to attract and retain additional key employees or the loss of one or more of our current key employees could adversely impact our business, financial condition and results of operations.

In particular, we depend on the management services provided to us by Mr. Zwi Williger and Mr. Joseph Williger through management companies that they control, each of whom is a director and Co-Chairman of the Board. We do not have any key-man life insurance policy on either Mr. Zwi Williger or Mr. Joseph Williger. See Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders". The loss of either or both of Mr. Zwi Williger and/or Mr. Joseph Williger could adversely impact our business, financial condition and results of operations.

We work with a limited number of key suppliers. If these suppliers raise prices or terminate their engagement with us, our operating results could be adversely affected.

Although no one company supplies the majority of any of our products, we work with a limited number of key suppliers. If one or more of our key suppliers raises their prices, our operating results may be adversely affected. See risk factor below - "Increases or decreases in global product prices have in the past, and in the future, may continue to have a material adverse effect on our profitability". We believe that there are alternative suppliers for purchasing our products; however, we cannot assure that the products of the alternative suppliers will become immediately available and that the terms of purchase will be similar to those provided by current suppliers.

We may not be able to successfully compete with larger competitors who have greater operations, financial, marketing, labor and other resources than we have.

               The food distribution business in Israel is highly competitive. We face competition from existing competitors in respect of imported as well as locally manufactured food products. Local producers are not subject to the financial risks of importing food products or to governmental policies regarding taxation of imported food products to which we as importers are subject. We may also face competition from potential newcomers to the local food manufacturing business as well as from existing importers and/or manufacturers not currently offering the same lines of products as us. In addition, in the event we further expand our activity in international food markets, we will also face competition from manufacturers and/or distributors in those markets. Certain of our current and potential competitors are substantially more established, benefit from substantially greater market recognition and have greater financial, marketing, labor and other resources than we have. If any of our competitors materially reduces prices, we may be required to reduce our prices in order to remain competitive. Such reductions, if effected, could have a material adverse effect on our financial condition and results of operations.

Increases or decreases in global product prices have in the past, and in the future may continue to have a material adverse effect on our profitability.

The cost of food commodities and other food products is cyclical and subject to other market factors and may fluctuate significantly. As a result, our cost in securing these products is subject to substantial increases over which we have no control.  In addition, fuel costs, which represent the most significant factor affecting both utility costs at our facilities and our transportation costs, are subject to wide fluctuations. Although we are making best efforts, we cannot assure that we will be able to pass on to customers any increased costs associated with the procurement of these products. Moreover, there has been in the past, and there may be in the future, a time lag between the occurrence of such increased costs and the transfer of such increases to customers. To the extent that increases in the prices of our products cannot be passed on to customers or there is a delay in doing so, we are likely to experience an increase in our costs which may materially reduce our margin of profitability.

Further, there is an additional lag time from the date we purchase inventory from our suppliers situated outside of Israel (or commit to purchase inventory from such suppliers) and the date we sell the inventory to our customers in Israel. To the extent that the price we are able to sell such inventory to customers decreases from the time that we purchases it (or commit to purchase it), our margin of profitability may be materially reduced.

Increases or decreases in global product prices in the future may have a material adverse effect on our profitability.

Our results of operations may be adversely affected if we do not accurately predict the rate of consumption of our products.

We hold inventory of basic foodstuffs (such as preserved food, dairy and dairy substitute products, edible oils, pasta and rice (and other food products, and we accumulate inventories of these products based on our prediction of the rate of consumption of these products by our customers. If actual consumption does not meet our expectations, and the shelf life of such products expires or we cannot otherwise sell such products, this may materially and adversely affect our financial condition and results of operations. On the other hand, to the extent we do not have adequate inventory of our products to meet demand (for example, due to consumer conditions that create unexpectedly high demand or our failure to accurately predict the rate of consumption of our products), we will not be able to meet the needs of our customers and our revenues may be adversely affected.

We may be unable to anticipate changes in consumer preferences, which may result in decreased demand for our products.

Our success depends in part on our ability to anticipate the tastes and eating habits of our consumers and to offer products that appeal to their preferences. Consumer preferences change from time to time and our failure to anticipate, identify or react to these changes could result in reduced demand for our products, which would adversely affect our operating results and profitability.

We may be subject to product liability claims for misbranded, adulterated, contaminated or spoiled food products.

We sell food products for human consumption, which involves risks such as product contamination or spoilage, misbranding, product tampering, and other adulteration. Consumption of contaminated, spoiled, misbranded, tampered with or adulterated products may result in personal illness or injury. We could be subject to claims or lawsuits relating to an actual or alleged illness or injury, and we could incur liabilities that are not insured or that exceed our insurance coverage. Even if product liability claims against us are not successful or fully pursued, these claims could be costly and time consuming and may require management to spend significant time defending the claims rather than operating our business. In addition, a product that has been actually or allegedly misbranded or becomes adulterated could result in product withdrawals, product recalls, destruction of product inventory, negative publicity, temporary plant closings, and substantial costs of compliance or remediation. Any of these events, including a significant product liability judgment against us, could result in a loss of confidence in our food products, which could have an adverse effect on our financial condition, results of operations or cash flows.

Our insurance coverage may not be sufficient to cover our losses in the event our products are subject to product liability claims or our products are subject to recall.  In such event, it could have a material adverse effect on us.

Our products may become the subject of product liability claims and product recalls, and there can be no assurance that our product liability insurance coverage limits will be adequate or that all such claims will be covered by such insurance. A product liability claim or product recall, even one without merit or for which we have substantial insurance coverage, could result in significant expenses, including legal defense costs, thereby lowering our earnings and potentially resulting in additional losses. Successful product liability claims or other judgments against us in excess of our insurance coverage could have a material adverse effect on us and our reputation.

We may be adversely affected by any interruption to our storage facility.

We store most of our products to be distributed to customers in one main location – a logistics center warehouse situated in Yavne, Israel.  Any interruption to this storage facility, whether by power failure, flooding or otherwise, would have a material impact on our ability to trade in the ordinary course of our business.

Our operating results may be subject to variations from quarter to quarter.

Our operating results may be subject to variations from quarter to quarter depending on, among other things, the timing of sales campaigns and special events initiated both by us and our customers, the major Jewish holidays (such as the Jewish New Year and Passover), our ability to manage future inventory levels in line with business opportunities and anticipated customer demand, competitive developments in the market, changes in government regulations, periodic work stoppages or disruptions, changes in the rates of inflation in Israel and fluctuations in NIS/dollar and NIS/euro exchange rates. There can be no assurance that our sales or net income (if any) in any particular quarter will not be lower than the preceding and/or comparable prior-year quarter or that our sales or net income (if any) in a particular quarter will be indicative of our results of operations for the entire year. The trading prices of our ordinary shares may fluctuate significantly in response to variations in our quarterly operating results.

Our branded products may not be able to compete successfully with nationally branded products.

Competition to obtain shelf space for our branded products with retailers is primarily based on the expected or historical performance of our product sales relative to our competitors. The principal competitive factors for sales of our branded products to consumers are brand recognition and loyalty, product quality and price. Most of our branded product competitors have significantly greater resources than we do and may have a competitive advantage over our products due to greater brand name recognition.

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

We market certain products under the trademarks “Willi-Food”, "Euro European Dairies", "Donna Rozza", "Manchow", “Gold Frost”, "Tifeeret", "The Chef Dish", "Art Coffe", "Mr Chang", "Muchi", "Euro Butter", "Euro Spread", "Euro Cheese", Euro Cream", "Euro Dessert", "Euro Veg", "Ha-Bulgaria ", "Gelato",  and "Emma". Although we have registered trademarks for these brands, we cannot assure that the degree of protection from this registration will be sufficient to protect our rights in these trademarks.

One shareholder owns a majority of our shares.

As of March 19, 2019, Willi-Food directly owned approximately 62.05% of our ordinary shares (approximately 62.05% on a fully‑diluted basis), and its majority shareholder, B.S.D. Crown Ltd. ("BSD"), counting the holding of Willi-Food and additional ordinary shares that it held directly, beneficially owned approximately 5.83% of our outstanding shares (approximately 5.83% on a fully‑diluted basis). Messrs. Zwi Williger and Joseph Williger together own a majority of the outstanding shares of BSD and therefore may be considered the beneficial owners of all shares beneficially owned by BSD. See "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders".

Our Articles of Association do not provide for cumulative voting rights with respect to the election of directors and every resolution in a general meeting of shareholders is deemed duly passed if passed by a simple majority of the shareholders present and voting unless another majority is required by the Israeli Companies Law (the "Companies Law") or by our Articles of Association. Therefore, our majority shareholder, Willi-Food, is able to control the outcome of matters requiring shareholder approval that do not require a special majority.

We have business relations with Willi-Food and its management.

Willi-Food, our controlling shareholder, is a holding company whose main asset is the ordinary shares it owns in our company. Willi-Food currently does not directly conduct any material business.

Certain of our key personnel also serve in management positions in Willi-Food. By serving in dual capacities, these persons may experience conflicts of interest involving the two companies.  Israeli law imposes procedures, including a requirement of shareholder approval for certain material transactions, as a precondition to entering into interested party transactions. These procedures may apply to transactions between Willi-Food and us.  However, we cannot assure that we will be able to avoid possible detrimental effects of any such conflicts that may arise.

The market price of our ordinary shares on Nasdaq could fluctuate significantly.

The market price of our ordinary shares on the Nasdaq Capital Market has in the past fluctuated significantly and may be affected by our operating results, changes in our business, changes in the products we market and distribute, and general market and economic conditions which are beyond our control. In addition, the stock market in general has, from time to time, experienced significant price and volume fluctuations that are unrelated or disproportionate to the operating performance of individual companies. These fluctuations have affected stock prices of many companies without regard to their specific operating performance. For these reasons, the price of our ordinary shares may fluctuate significantly in the future.

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

Our inability to meet the Nasdaq listing requirements could result in delisting.

We may in the future fail to comply with the Nasdaq Capital Market regulations and listing requirements as to minimum share price, minimum net income, minimum number of shareholders and public float and other requirements. In addition, under Nasdaq’s Listing Rules, any company whose shares have a closing bid price less than $1.00 for 30 consecutive business days may be subject to a delisting proceeding by Nasdaq.

If we fail to meet the continued listing criteria under the Rule, our ordinary shares may be delisted from trading on the Nasdaq Capital Market.

           Delisting from the Nasdaq Capital Market could have an adverse effect on our business and on the trading of our ordinary shares. If a delisting of our ordinary shares were to occur, our shares would trade in the over-the-counter market such as on the OTC Bulletin Board or on the “pink sheets”. The over-the-counter market is generally considered to be a less efficient market, and this could diminish investors’ interest in our ordinary shares as well as significantly impact our share price and the liquidity of our ordinary shares. Any such delisting may also severely complicate trading of our shares by our shareholders, or prevent them from re-selling their shares at/or above the price they paid. Furthermore, relatively low trading volumes may make it difficult for shareholders to trade shares or initiate any other transactions.  Delisting may also make it more difficult for us to issue additional securities or secure additional financing.

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

Suspension or malfunction of internal or third-party information systems, or unauthorized access, misuse, computer viruses and cyber-attacks affecting such systems, could impact our results of operations. Our businesses rely on secure processing, storage, transmission and reception of personal, confidential and proprietary information on our systems. We may become the target of attempted unauthorized access, computer viruses or malware, and other cyber-attacks designed to access and obtain information on our systems or to disrupt and cause other damage to our services. Although these threats may originate from human error or technological failure, they may also originate from the malice or fraud of internal parties, such as employees, or third parties, including foreign state actors and extremist parties. Additionally, we could also be adversely impacted if any of the third-party vendors, exchanges, clearing houses or other financial institutions to which we are interconnected are subject to cyber-attacks or other informational security breaches. Such events could cause interruptions to our systems, reputational damage, client dissatisfaction, legal liability, enforcement actions or additional costs, any and all of which could adversely affect our financial condition and operations. While we continue to devote significant resources to monitor and update our systems and implement information security measures to protect our systems, there can be no assurance that any controls and procedures we have in place will be sufficient to protect us from future security breaches. As cyber threats are continually evolving, our controls and procedures may become inadequate and we may be required to devote additional resources to modify or enhance our systems in the future.

Risks Related to Our Non-Bank Loan Business Activity

Our credit standards and on-going credit assessment processes might not protect us from significant credit losses.

During 2019, the Company began to engage in the non-bank credit field by extending loans to other companies. We manage credit risk in our loans through a program of underwriting standards, the review of certain credit decisions and an ongoing process of assessment of the quality of the credit already extended. In addition, our credit administration function employs risk management techniques intended to promptly identify problem loans. While these procedures are designed to provide us with the information needed to implement policy adjustments where necessary and to take appropriate corrective actions, there can be no assurance that such measures will be effective in avoiding future undue credit risk, and credit losses may occur in the future.

   The amount of our future loan losses could be influenced by changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed current estimates. While the risk of nonpayment is inherent in providing financing, we could experience greater nonpayment levels than we anticipate. Deterioration in the quality of our loan portfolio could cause our interest income and net interest margin to decrease and our provisions for loan losses to increase further, which could adversely affect our results of operations and financial condition.

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

Regulatory, licensing and quotas: The import, export, storage, marketing, distribution and labeling of some major food products are subject to extensive regulation and licensing by various Israeli government and municipal agencies, principally the Ministry of Health, the Ministry of Economy, the Ministry of Agriculture and the Ministry of Finance. To the extent that we have imported and exported, or will import and export, food products outside of Israel, we may be subject to quotas and other import and export laws and regulations which may limit our ability to sell or buy certain of our food products into or from these countries. We are required to maintain our distribution processes in conformity with all applicable laws and regulations. In the event that such laws and regulations change, or we fail to comply with such laws and regulations, we may be prevented from trading within Israel or other parts of the world.

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

A major part of our sales is made in Israel, and consequently our financial performance is dependent to a significant extent on the economy of Israel. A deterioration of the economic situation in Israel, or periodic work stoppages or disruptions, may erode the real wages and lower the buying power of our potential customers. This in turn may adversely affect our activities and business results.

We may be affected by political, economic and military conditions in Israel and the Middle East.

We are incorporated under the laws of the State of Israel, our principle offices are located in central Israel and all of our officers, employees and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel have a direct influence on us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect our operations. During the winter of 2012 and the summer of 2014, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip. This conflict involved missile strikes by Hamas against civilian targets in various parts of Israel and negatively affected business conditions in Israel. We estimate that the conflict with Hamas in 2014 reduced the Company's sales by approximately NIS 16 million. Ongoing or revived hostilities related to Israel may have a material adverse effect on our business and on our share price. The political uncertainty in surrounding countries, including Syria, is affecting the political stability of that country. This instability may lead to deterioration of the political relationships that exist between Israel and neighboring countries and has raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran is believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular.

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

We purchase food products from over 120 suppliers located in Israel and around the world, including the Far East (China, India, the Philippines and Thailand), Eastern Europe (Poland, Lithuania and Latvia), South America (Ecuador), the United States, Canada, Western and Central Europe (the Netherlands, Belgium, Monaco, Germany, Sweden, Switzerland, Denmark, and France) and Southern Europe (Spain, Portugal, Italy, Turkey and Greece). Therefore, we are subject to certain risks that are inherent in an international business. These include the adverse effects on our operations from:

•	war, terrorism and public health crises, such as pandemics and epidemics;

•	varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

•	tariffs, customs, duties, quotas and other trade barriers;

•	global or regional economic crises;

•	difficulties in managing foreign operations and foreign distribution partners;

•	longer payment cycles and problems in collecting accounts receivable;

•	fluctuations in currency exchange rates;

•	political risks;

•	foreign exchange controls which may restrict or prohibit repatriation of funds;

•	export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

•	seasonal reductions in business activity in certain parts of the world; and

•	potentially adverse tax consequences.

Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations. For example, in December 2019, a strain of coronavirus was reported to have surfaced in Wuhan, China, and has reached many other countries worldwide, resulting in government-imposed quarantines, travel restrictions and other public health safety measures in numerous countries around the world. At this point, the extent to which the coronavirus may impact our operations is uncertain; however, the continued outbreak and spreading of the coronavirus may restrict the ability of our suppliers to manufacture of our products in sufficient quantities or at all. Furthermore, as of December 31, 2019 the Company and its subsidiaries hold a diversified securities portfolio listed on the Tel Aviv Stock Exchange and other stock exchanges worldwide (the “Investment Portfolio”), which amounts to approximately NIS 142 million (in addition to approximately NIS 122 million in cash and cash equivalents). The coronavirus outbreak has caused and may continue to cause high volatility in financial markets and sharp slumps in capital markets both in Israel and abroad, which have resulted in and could continue to result in a material adverse impact on the value of the Investment Portfolio. The loss accrued in the Investment Portfolio from the beginning of the year through the date of this report amounts to approximately NIS 24.9 million. Moreover, the coronavirus outbreak has begun to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that this coronavirus or any other epidemic harms the global economy generally. The extent to which the coronavirus impacts our business and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

ITEM 4.  INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated in Israel in January 1994 under the name G. Willi-Food Ltd. and commenced operations in February 1994. It changed its name to G. Willi-Food International Ltd. in June 1996. The Company's corporate headquarters and principal executive offices are located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106, Israel.  The Company's telephone number in Israel is +972 8-9321000, its fax number is +972-8-9321001, its e-mail address for communications is willi@willi-food.co.il and its website is www.willi-food.com. The information contained in its website, or that can be accessed therefrom, does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes.

   In May 1997, the Company completed an initial offering to the public in the United States (the “Initial Public Offering”) of 1,397,500 units, each unit consisting of one ordinary share and one redeemable ordinary share purchase warrant.

   In May 2001, the Company acquired all the shares of Euro European Dairies Ltd., formerly Gold Frost Ltd. (hereinafter: “Euro European Dairies”) for NIS 336 thousand (USD 90 thousand). Euro European Dairies, which was registered in 1977 in Israel, is engaged in designing, developing and distributing frozen and chilled food products.

   On March 9, 2006, Euro European Dairies completed an initial issuance to the public on the London AIM market which yielded gross proceeds of NIS 36.5 million ($9.8 million). Following this issuance, as of May 30, 2006, the Company held approximately 75.7% of Euro European Dairies’ share capital. From November 2007 to January 2008, the Company purchased on the AIM market approximately an additional 14.3% of Euro European Dairies’ share capital, reaching aggregate holdings of up to 90% of Euro European Dairies’ share capital.

On May 20, 2008, a special general meeting of shareholders of Euro European Dairies approved the cancellation of its ordinary share listing to the AIM Market of the London Stock Exchange. The cancellation of Euro European Dairies’ AIM admission took place on May 27, 2008. On July 27, 2009, the Company announced that it had successfully completed a tender offer for all of the issued and outstanding share capital of Euro European Dairies which was not already held by the Company. The Company paid an aggregate amount of approximately £370,430 ($619,198) for all such shares and depositary interests.

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

On May 7, 2017, Mr. Joseph Williger informed Willi-Food that he was the controlling shareholder of BSD through private companies he owns, and that he was therefore the controlling shareholder of Willi-Food and the Company as of May 5, 2017.

On June 11, 2017, a General Meeting of Willi-Foods' Shareholders approved the appointment of the following BSD nominated directors: Messrs. Joseph Williger, Zwi Williger, Kobi Navon and Bensi Sao, and the termination of the term of office of all then current directors (other than the external directors): Mr. Ilan Admon, Gregory Gurtovoy, Eli Arad, Shalhevet Hasdiel and Arik Safran. On June 12, 2017, Willi-Foods' Board of Directors approved the appointment of Mr. Gil Hochboim as a director.

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

CAPITAL EXPENDITURES

Our capital expenditures were $0.52, $0.62 million and $0.76 million for the three years ended December 31, 2019, 2018 and 2017, respectively. Our capital expenditures from January 1, 2020 until March 19, 2020 were approximately $0.1 million. For more information, see "Item 4.  Information on the Company – D. Property, Plants and Equipment".

B.	BUSINESS OVERVIEW

Overview

The Company is an Israeli-based company engaged, directly and through subsidiaries, in the development, import, export, marketing and distribution of a wide variety of over 600 food products world-wide. In the year ended December 31, 2019, substantially all of our revenue was generated in Israel, with less than 1% of our revenue resulting from exports outside Israel.

The Company purchases food products from over 120 suppliers located in Israel and throughout the world, including from the Far East (China, India, the Philippines and Thailand), Eastern Europe (Poland, Lithuania and Latvia), South America (Ecuador), the United States, Canada, Western and Central Europe (the Netherlands, Belgium, Monaco, Germany, Sweden, Switzerland, Denmark, and France) and Southern Europe (Spain, Portugal, Italy, Turkey and Greece).

The Company's products are marketed and sold to approximately 1,250 customers and 2,500 selling points in Israel and around the world (for example, to customers in the Unites States, England and France), including to supermarket chains, wholesalers and institutional consumers. The Company markets most of its products under the brand name “Willi-Food,” and some of its chilled and frozen products under the brand name “Euro European Dairies”. Certain products are marketed under brand names of other manufacturers or under other brand names. In addition, the Company distributes some of its products on an exclusive basis, as described further below.

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

As of March 19, 2020, the Company’s principal shareholder, Willi-Food, held approximately 62.05% of our ordinary shares (approximately 62.05% on a fully‑diluted basis). The primary assets of Willi-Food are the Company’s ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”. Willi-Food’s securities are traded on the Tel Aviv Stock Exchange.

Credit Activity

During 2019, the Company began to engage in the non-bank credit field by extending loans to other companies (“credit extension activity”). This activity is executed and managed through W.F.D. (Import, Marketing and Trading) Ltd., a wholly-owned and controlled subsidiary of the Company. The activity is funded from the Company and subsidiaries own resources and executed in parallel to the existing activity of importing, marketing and distributing food products. During 2019, the Company extended loans totaling NIS 43.65 million (USD 12.63 million) for periods ranging from 5 months to 24 months.

Business Strategy

The Company’s business strategy is:

•
to promote the “Willi-Food” brand name and other brand names used by the Company (such as " Euro European Dairies") and to increase market penetration of products through marketing efforts and advertising campaigns;

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

•
to further expand into international food markets, mainly in the U.S. and Europe, by purchasing food distribution companies, increasing cooperation with local existing distributors and/or exporting products directly to customers;

•	to penetrate new markets in other countries through the establishment of business relationships and cooperation with representatives in such markets, subject to a positive political climate; and

•	to further develop the non-bank loan business activity.

The Company has developed certain trade relationships locally, as well as in areas administered by the Palestinian Authority, although current sales volumes to Palestinian-administered areas remain low.

Principal Products

We and Euro European Dairies import a broad variety of over 600 food products, which are sold, marketed and distributed by us in Israel. A small percentage of our products are purchased from suppliers in Israel.

We aim to broaden the variety of products we import, and expect to launch additional imported products in the near future while continuing to develop new and innovative food products internally.

The principal products in our import segment product line are as follows:

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

•
Dairy and Dairy Substitute Products:  including hard and semi-hard cheeses (parmesan, edam, kashkaval, gouda, havarti, cheddar, pecorino, manchego, maasdam, rossiysky, iberico and emmental), molded cheeses (Brie, Camembert and Bloose), feta, Bulgarian cubes, goat cheese, fetina, butter, butter spreads, margarine, melted cheese, cheese alternatives, condensed milk, whipped cream, yogurt, frozen pizza and others. These products are primarily imported from Greece, France, Lithuania, Denmark, Germany, Italy and the Netherlands.

•
Dried Fruit, Nuts and Beans:  including figs, apricots and organic apricots, chestnuts organic chestnuts, sunflower seeds, walnuts, pine nuts, cashews, banana chips, pistachios and peanuts. These products are primarily imported from Greece, Turkey, India, China, Thailand and the United States.

•
Other Products:  including, among others, instant noodle soup, frozen edamame soybeans, freeze dried instant coffee, bagels, breadstick, coffee creamers, lemon juice, halva, Turkish delight, cookies, vinegar, sweet pastry and crackers, sauces, corn flour, rice, rice sticks, pasta, organic pasta, spaghetti and noodles, breakfast cereals, corn flakes, rusks, rusks, tortilla, dried apples snacks, deserts (such as tiramisu and pastries), ice cream and light and alcoholic beverages. These products are primarily imported from the Netherlands, Germany, Italy, Greece, Belgium, the United States, Scandinavia, Switzerland, China, Thailand, Turkey, India, and South America.

Product Information

The products that generated the largest sales volume for the year ended December 31, 2019 were dairy and dairy substitute products (39% of sales), fish products  (12% of sales) and canned vegetables (16% of sales).

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

Our products are packaged by various manufacturers and suppliers abroad and labeled in Hebrew, English and, in certain cases, Arabic and Russian, in accordance with our instructions and applicable law. For more information, see “– Government Regulation” in this section below.

Suppliers

We purchase food products from over 120 suppliers, including suppliers located in Israel, the Far East (China, India, the Philippines and Thailand), Eastern Europe (Poland, Latvia, and Lithuania), South America (Ecuador and Argentina), the United States, Canada and in Western, Northern and Southern Europe (Sweden, Denmark, Greece, Monaco, the Netherlands, Italy, Monaco, Portugal, Spain, Belgium, Germany, France, and Turkey).

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

A substantial portion of our purchases from suppliers outside of Israel is made in U.S. Dollars (such as purchases from the Far East (China, India, the Philippines and Thailand), the United States, South America and certain European countries) with the remaining purchases usually made in Euros and other foreign currencies. Supply is generally made to us against letters of credit for a period of up to 90 days. No single supplier provides us with the majority of our products, most of which we purchase from several suppliers.

We purchased several products from a single supplier in 2019 and, as a result, that supplier accounted for more than 10% of our total purchases; however, purchases from this supplier were made due to economies of scale, operational efficiency and convenience, and the Company does not consider itself dependent on this supplier.

 The average volume of our credit balance with our suppliers in 2019 was NIS 19.9 million (US$ 5.76  million) consisting of 28 days of suppliers credit on average, in 2018 was NIS 16.2 million (US$ 4.3 million) consisting of 24 days of suppliers credit on average and in 2017 was NIS 14.7 million (US$ 3.9 million) consisting of 24 days of suppliers credit on average.

Customers

The Company's products are marketed and sold to approximately 1,250 customers and 2,500 selling points throughout Israel and outside of Israel.

The Company's customers generally fall within one of the following three groups:

•	large retail supermarket chains,

•	small retail supermarket chains, and

•	other customers, including small private grocery shops, government institutions, wholesalers, restaurants, hotels, and hospitals.

The first group of customers above includes the large retail food marketing chains: Shufersal Ltd., Yenot Bitan, Rami-Levy Ltd, "Osher-Ad", Viktory, Yohananof and others. Large retail food marketing chains usually have dozens of stores with nationwide deployment.

The Company contracts with large retail supermarket chains through the buyers in the head office, after which the Company receives orders from the supermarket chain's logistics center or directly from individual stores. Merchandise is then delivered directly to each branch or to the supermarket chain’s distribution centers. Simultaneous with closing of sale prices with the buyers at the chains’ central offices, quantities of the products to be supplied to the branches are routinely determined directly with the branches.

A number of provisions of a law entitled "Promoting Competition in the Food Industry" (the "Food Law"), which went into effect on January 15, 2015, regulating the operations of food suppliers and retailers, are applicable to the Company (which is not defined as a large supplier in respect of its engagements with retailers subject to the provisions of the Food Law), including a prohibition on any interference on the part of a supplier in a retailer’s determination of the consumer price that such retailer will collect on another suppliers’ merchandise, or the terms of such sale; a prohibition on retailers interfering in any way with a supplier’s determination regarding what products to sell other retailers and what prices to charge for those products, or the terms of such sale; a ban on suppliers transferring payments (in cash or cash equivalents) to a large retailer, other than by lowering the price per unit of a product, subject to certain exceptions; a prohibition on interfering in any way in the price per product collected by a retailer for that supplier’s products, the allocation of any share of sales space for that supplier’s products, the purchase of products provided by that supplier on any scale in proportion to the retailer’s purchase of the product from alternative suppliers; and a prohibition on interfering in the purchase or sale of products provided to a retailer by another supplier, including quantities and purchase targets, sales space allocated to another supplier in stores and other commercial terms. In 2019, the Company had one retail customer, Shufersal, that is considered a large supplier according to the Food Law. The Company’s sales to Shufersal exceeded 10% of its income in 2019. As a result, the Company's interaction with this customer is required to meet certain principles for engagement, including those impacting commercial agreements, logistics and monetary collection.

The second group of customers includes small retail supermarket chains of up to 15 stores, usually in a regional deployment.

Generally, the Company’s engagement with small retail chains does not involve exclusivity, or other obligatory terms of operations. Prior to entering into an engagement with such customer, the Company gauges the customer's financial stability and determines the scope of credit to assign to and the sureties to obtain from such customer. Small retail chains are generally requested to provide deferred checks as sureties, and some are requested to provide additional sureties, including promissory notes, personal guarantees and bank guarantees. In addition, the Company insures most of its small retail chains with credit insurance. In 2019, more than 70% of the Company's small retail chains were insured with credit insurance policies by credit insurance companies.

With some small retail supermarket chains not subject to provisions of the Food Law, the Company pays a fixed incentive in the form of a percentage of sales of our products, or other incentive payment in the event the scope of sales exceeds the scope agreed upon between the parties. Towards a small number of small retail supermarket chains the Company provides discounts for the inclusion of new products, limited-time discounts for the opening of new stores, and participates in payments for certain of such customers’ advertisements at rates determined in negotiations between the parties, and subject to the actual execution of the advertisements in various media, including in print newspapers, or in specific advertisement placed inside a customer's stores.

The sale prices to small retail chains are determined in negotiations that occur frequently, usually on a monthly basis, owing to the lack of uniformity in the purchase terms for different products from different manufacturers, and to variable market conditions.

The Company's sales by customer group for the years ended December 31, 2019, 2018 and 2017 were as follows:

	Percentage of Total Sales Year Ended December 31
Customer Groups	2019	2018	2017
large retail supermarket chains	50%	50%	50%
other customers	50%	50%	50%
	100%	100%	100%

The average aggregate debit balance of the Company's customers with the Company in 2019 was NIS 117.23 million (USD 33.92 million) and the average time period within which our accounts receivable were paid was 92 days, in 2018 was NIS 96.2 million (USD 25.7 million) and the average time period within which our accounts receivable were paid was 88 days and in 2017 was NIS 86.7 million (USD 23.1 million) and the average time period within which our accounts receivable were paid was 86 days.

In the event that a small retail supermarket chain or other customer  does not respect its financial commitments, the Company may elect to foreclose on the collateral or the promissory note provided by such customer. Since 2008, the Company has made no significant use of this foreclosure power. The Company strives to minimize its credit risk by constantly reviewing the credit it extends to customers versus the security it receives. As a result of such review, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so.

Distribution, Marketing and Sales

The Company principally distributes and markets its products using internal sales agents, although with sales of certain products to clients situated in different areas of Israel, the Company utilizes external distributors, with whom it does not have exclusivity agreements.

The Company generally has no written agreements with its customers, nor are its arrangements with its customers on an exclusive or binding basis. The Company generally extends its customers approximately 60-90 days credit, and in limited cases up to 110 days credit, beginning at the end of the month in which the sale took place. Most of the large retail supermarket chains generally effect payment by wire transfers or cash payments on the due date, while other customers are generally required to provide post-dated promissory notes at least one month prior to the date of the expected payment. The Company does not require large retail supermarket chains to provide any kind of security for payments; however, other customers may be required to provide security, including personal guarantees.

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

With imported products, the Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 70 days. Occasionally, the Company may take advantage of low-priced merchandise and purchase larger amounts than usual of a product with long shelf life. In those cases, the inventory may be sufficient to meet market requirements for more than 70 days. Products ordered by customers in full container loads are generally forwarded directly to the customers’ facilities without being stored in the Company’s facilities. The Company does not regularly maintain a significant backlog of orders from customers; orders received by customers are generally filled within one week. The Company’s inventory as of December 31, 2019 amounted to NIS 71.5 million (USD 20.7 million) compared with NIS 49.3 million (USD 14.3 million) as of December 31, 2018.

The Company maintains close contact with its consumers in an effort to be attentive to market needs, market trends, and demand for certain products in various markets. The Company also regularly gathers information on new products manufactured world-wide, including by attending food exhibitions and maintaining close relations with manufacturers and suppliers world-wide.

The Company is responsible for the products it markets in Israel under the Israeli Law of "Liability for Defective Products Law, 1980" and it has also purchased an insurance policy for product liability claims.

Seasonality

Each year as the Jewish holidays of Pesach (Passover, celebrated in March-April), Shavuot (celebrated in May) and Rosh Hashana (celebrated in September-October) approach, the Company normally increases its inventories in order to meet the expected increase in market demand prior to such holidays.  Despite the impact of the holiday season on the Company’s activities, the Company’s quarterly sales are not materially affected as a result of these changes.

Competition

The food distribution business in Israel is highly competitive with respect to imported, as well as locally manufactured, food products. The Company faces direct competition both from local manufacturers and from a number of importers of food products. The food market in Israel is very price sensitive.

For each of the categories of products distributed by the Company, there exists competition from dozens of local manufacturers and importers. The barriers to entry in the food market are low, and new potential competitors are constantly joining the market. In addition to new-comers to the food business, the Company faces competition from existing importers and/or manufacturers currently not offering the same lines of products as the Company.

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

To the Company's knowledge, several of its competitors (for example, Shemen, Tomer, Taaman, Solbar and Y.T.V Foods Industries Ltd with respect to edible oils; Fodor (Starkist and Yona), Posidon and Williger of the Neto Group, Filtuna, Vita Pri HaGalil and Shastowits with respect to fish products; the Vita Pri HaGalil, Yachin-Zan laKol, Williger of the Neto Group, and Tomer with respect to canned fruit and vegetable products; Osem, Barila, Vita Pri HaGalil, Williger of the Neto Group, Taaman and Tomer with respect to pasta products; and Tnuva, Tara, Strauss, Seyman, and Gad Dairy with respect to dairy and dairy substitute products) are substantially more established, have greater market recognition and have greater financial, marketing, human and other resources than those of the Company. If any of the Company’s major competitors materially reduces prices, the Company would experience significantly more competitive pressure and a decrease in profitability. The Company cannot predict whether it could successfully compete with these pressures and, if it were unable to do so, the Company’s business would be adversely impacted.

Although the Company does not have precise information regarding the import of food products into Israel, it believes that it is currently one of the leading importers in Israel with regard to its line of products.

Intellectual Property Rights

The Company markets certain products under the trademark “Willi-Food,” which was approved for registration in Israel in May 1997 for certain uses relating to the food industry. In 2015, the trademark's validity was extended for an additional ten years. The Company markets certain products under the trademark “Gold-Frost,” which was registered in Israel in February 2002. The company markets certain product under the trademark "Euro European Dairies", which was approved for registration in Israel in September 2019.

 The Company also markets cheeses and cheese substitutes such as "Ha-Bulgaria", which was registered in Israel in June 2009, and "EMMA", which was registered in Israel in December 2014.

The Company also markets Ice-Cream products such as "Muchi-Ice", which was registered in Israel in November 2019, and "Gelato", which was registered in Israel in May 2013.

The Company markets frozen edamame soybeans under the trademark "Manchow," which was registered in Israel in October 2007.

The Company markets a line of products with kosher supervision by Badatz Edah HaChareidis under the trademark "Tifeeret", which was registered in Israel in September 2010 for different uses in the food industry.

The Company also markets pasta and sauces under the trademark "Donna Rozza," which was registered in Israel in December 2005 for different uses in the food industry.

The Company also markets coffee products under the trademark "Art Coffee," which was registered in Israel in January 2020.

The Company also markets other products which are in the process of being registered in Israel, such as "Super Kidos", "Better Food", "Lucky Cat Ice-Cream", and "Muchi Ice-Dessert".

Other products marketed by the Company under their original brand names are “Completa”, "Del Monte", "Danesita", "Fiorentini", "Pils", "Wyke", "Muratbey", "Nobeleza Gaucha", "Sera", "Daawat", "Zanetti", "Ferro", "Hahne", "Pastor", "Valio", and "Kolios".

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

In 1978, the Israeli government issued the free import decree, which exempted the import of most food products from the requirement to obtain a license. However, preliminary permits from the Ministry of Health or the Ministry of Agriculture are still required. These preliminary permits are granted based on laboratory analysis reports and other data.

Customs duties and charges are levied on a portion of the Company’s products imported into Israel. In addition, the Company is required to obtain import licenses for the import of certain food products from the Ministry of Economy. The Company has also obtained the necessary authorization required by the Ministry of Health (Food Authority) for the import of all of its food products to Israel. The Company’s products are packaged by various manufacturers and suppliers abroad and labeled in Hebrew, English and, in certain cases, Arabic and Russian, according to the Company’s instructions and the requirements of the Israeli authorities. In the past, the Company has occasionally been found to have mislabeled packages, as a result of which itwas required to pay an immaterial amount of fines.

Customs duty applies to various food products in Israel, including cheese, butter, frozen vegetable, oils, tinned goods and other food products imported by the Company. In May 2014, the Ministry of Finance published a notice regarding a Government decision in connection with increasing the tax-exempt import quotas of hard cheese and butter (hereafter – “Tax Exempt Import Quotas”) whereby importers undertake to sell the products to the end customer at a relatively low price. Further to the aforesaid resolution, the Ministry of Economy published, for the first time, a competitive process in which companies can win Tax Exempt Import Quotas. The Company participated in this process and won some of these quotas while committing to sell the products to the end customer at a relatively low price. In subsequent years, the Ministry of Economy has continued to publish annual tenders for Tax Exempt Import Quotas against winners undertaking to sell the imported products at a relatively low  price to the end customer and to meet a minimum sale target in respect of the goods in question. The Company has participated in these annual tenders and won some of these quotas. As part of the tender process, the Company was required to provide financial guarantees and participate in audit procedures on behalf of the Ministry of Economy for the purpose of assessing its compliance with its undertakings. The Company successfully passed most of the audit procedures, apart from immaterial breaches in which immaterial amounts, which were provided by the Company, were forfeited, and an import quota which the Company was supposed to received was cancelled. Pursuant to the terms of the tenders, a breach of undertakings in the tender process may result, among other things, in the imposition of sanctions in the form of non-issuance of tax-exempt import quotas as part of the competitive process for a period of no more than five years.

On February 26, 2020, a temporary order was issued by the Ministry of the Economy whereby the butter market will be opened for tax-exempt importation through December 31, 2020.

The Company estimates that it will take part in future tenders for Tax Exempt Import Quotas, if such tenders will be held; however, it is unable to estimate if it wins any such tenders. Most of the products which the Company imports and markets are approved as kosher by and/or under the supervision of various supervisory institutions including the Chief Rabbinate of Israel, Chug Chatam Sofer, Badatz Edeh HaChareidis, certain Jewish organizations administering Kashrut procedures and certifications (such as the Union of the Orthodox Jewish Congregation of America (OU), Badatz Igud Harabanim Manchester, OK, Circle K and Triangle K) and rabbis of local Jewish congregations abroad.  Such procedures include, in certain cases, personal supervision by a Kashrut supervisor sent by such institutions to the manufacturing facilities from which the Company purchases products, who is present at the plant during the processing of the product. Under Israeli law, the Company is required to ascertain that the kosher foodstuffs which it offers for sale bear kosher certification approved by certain authorities, such as the Chief Rabbinate of Israel, and also bear the name of the individual authorized to certify such product.  Not all products marketed by the Company have been so certified, although they do bear certain kosher certifications from other certification bodies.

C.	ORGANIZATIONAL STRUCTURE

The Company’s principal shareholder, Willi-Food, as of March 19, 2020, held approximately 62.05% of our ordinary shares (approximately 62.05% on a fully‑diluted basis). The primary assets of Willi-Food are the Company’s ordinary shares. Willi-Food was established on November 27, 1992 and its securities have been traded on the Tel Aviv Stock Exchange since January 1993.

The Company has three active subsidiaries, as follows:

Subsidiary	Jurisdiction of Organization	Company's Ownership Interest
W.F.D. (Import, Marketing and Trading) Ltd. ("WFD")	Israel	100%
W. Capital Ltd. (Formerly: B.H.W.F.I. Ltd.”) (“W. Capital”)	Israel	100%
Euro European Dairies Ltd.	Israel	100%

The offices of our active subsidiaries are located in Yavne, Israel, at the offices of the Company.

WFD

In November 1995, the Company incorporated a wholly-owned subsidiary, WFD.  The Company occasionally imports certain products through this subsidiary, which then sells these products to the Company. Beginning in 2019, the Company began providing loans from WFD under its new credit extension activity.

W. Capital

In June 2014, the Company incorporated a wholly-owned subsidiary, W.Capital, which engages in capital market investments.

Euro European Dairies Ltd.

In May 2001, the Company acquired all the shares of Euro European Dairies in order to take advantage of Euro European Dairies’ know-how in importing frozen and chilled products into Israel and for its well-known Israeli brand name. Euro European Dairies, which was registered in 1977 in Israel, is engaged in designing and developing frozen and chilled food products, and distributes over 140 products, usually packed for private consumers (in cans, jars, containers and plastic sealed and vacuumed packages), but also for institutional consumers, and labeled in Hebrew, English, and in certain cases, Arabic and Russian. Euro European Dairies’ markets certain products under the trademarks “Euro European Dairies” and “Willi-Food”. Euro European Dairies is working towards broadening the variety of products that it develops and distributes.

D.	PROPERTY, PLANTS AND EQUIPMENT

The Company's principal executive offices are situated at a logistics center in the northern industrial zone of Yavne, at 4 Nahal Harif St., Israel, which is approximately 35 kilometers south of Tel Aviv. The logistics center is 8,526 square meters (approximately 92,000 square feet) and is located on a plot of 19,000 square meters (approximately 205,000 square feet).

In addition to the current logistics center, the Company makes use of so-called "free" warehouse services, mainly in the area of the Ashdod seaport. For such services, the Company is charged only for storage per container or pallet (i.e., there is no charge for rental when containers or pallets are not stored there). The Company's expenses for usage of free warehouses services were NIS 446 thousand (USD 129 thousand) for the year ended December 31, 2019, NIS 152 thousand (USD 41 thousand) for the year ended December 31, 2018 and NIS 1,522 thousand (USD 406 thousand) for the year ended December 31, 2017.

As of December 31, 2019, the Company owned four refrigeration trucks (each with a capacity of 12 tons), 10 refrigeration trucks (each with a capacity of 15 to 18 tons), three combined trucks (each with capacity of 26 tons) and four private cars. As of December 31, 2019, the depreciated total cost of such vehicles amounted to approximately NIS 1,526 thousand (USD 442 thousand).

Since January 22, 2008, the Company has been operating the Yavne facility under a municipal business license as required under Israeli applicable law.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company was incorporated in Israel in January 1994 and started operations in February 1994.

For convenience purposes, the financial data for the years ended December 31, 2019, 2018 and 2017 has been translated into U.S. Dollars using the representative exchange rate. This rate as of December 31, 2019 was NIS 3.456= USD 1.00.

The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto submitted in this Annual Report. The Company's financial statements as of December 31, 2019 and for the year then ended have been prepared in accordance with IFRS and interpretations issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

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

In 2019, the Company entered the non-bank credit field by providing credit to other companies in addition to the existing activity of importing, marketing and distributing food products. The credit extension activity is managed through W.F.D. (Import, Marketing and Trading) Ltd., a wholly-owned subsidiary of the Company, and is funded from the Company's and its subsidiaries' own resources. During 2019, the Company extended loans totaling NIS 43.65 million (USD 12.63 million) for periods ranging from 5 months to 24 months.

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

Revenue is measured and recognized in accordance with the fair value of the entire amount of proceeds receivable under the terms of the contract, net of the amounts collected on behalf of third parties (such as taxes).

Revenue is recognized in the consolidated statements of profit or loss to the extent that it is probable that the economic benefits will flow to the Company and/or its subsidiaries (the “Group”) , and to the extent that the revenues and costs, if relevant, can be reliably measured.

The Group is engaged mainly in the sale of food products in the Israeli market. Revenue from sale of goods is recognized when control of the goods has transferred to the buyer, being when the goods arrived to the buyer’s specific location. Upon receipt of the goods, the buyer has full discretion over the distribution channels and price to sell the goods; the buyer has principal responsibility upon sale of the goods and it bears the risks of obsolescence and/or loss of the goods. After delivery of the goods, the Group recognizes receivables in respect of the sale since as of that point in time the consideration is unconditional. In most cases, the Group enables specific customers to return products which they have not sold, despite that there is no agreement between the Group and its customers regarding such returns and the Group does not have a formal policy regarding such returns. Accordingly, the Group recognizes a provision for return of goods against a decrease in revenues and a corresponding inventory asset against the right to return the goods. The amount of the asset is determined based on the lower of cost of net realizable value. Past experience is used by the Group to estimate the number of returns. Based on past experience, the Group estimates, with a high level of probability that no significant portion of revenue recognized in respect of sale of goods will be reversed.

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

Cost is calculated using the weighted average cost method.

The Group records a provision for slow moving inventory in respect of inventory items estimated by management not to be realized due to expiration date. The slow-moving inventory is based on the historic realization rate of the respective item as well as on management's estimate with respect to its future realization rate.

Contingent liabilities and legal proceedings

In estimating the likelihood of the outcome of legal claims filed against the Company and its investees, management considers the facts and circumstances, as well as the opinion of Company's legal counsel. These estimates are based on professional judgment, taking into account, inter alia, the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in court, the results could differ from these estimates.

A.	RESULTS OF OPERATIONS

The following table sets forth for the periods indicated the correlation (in percentages) between items from the Company’s statements of operations to its total sales for such periods:

	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenues	395,637	338,245
Cost of Sales	271,784	240,032
Gross Profit	123,853	98,213
Selling Expenses	55,490	43,823
General and Administrative Expenses	21,067	16,686
Other Income	-	(69)
Operating profit	47,296	37,773
Financial Income (Loss), Net	17,950	(4,956)
Profit before taxes on income	65,246	32,817
Taxes on income	(13,735)	(7,850)
Net Income	51,511	24,967

Year Ended December 31, 2019 compared with Year Ended December 31, 2018

Revenues.  Revenues for fiscal year 2019 increased by NIS 57,392 thousand (USD 16,606 thousand), or 17.0%, to NIS 395,637 thousand (USD 114,478 thousand) from NIS 338,245 thousand (USD 97,872 thousand) recorded in fiscal year 2018. Revenues increased primarily due to a redirection of resources in favor of sales, increasing the range of the Company's products and improved inventory management.

Cost of Sales.  Cost of sales for fiscal year 2019 increased by 13.2% to NIS 271,784 thousand (USD 78,641 thousand), or 68.7% of revenues, from NIS 240,032 thousand (USD 69,454 thousand), or 71.0% of revenues recorded in fiscal year 2018. The increase in cost of sales in fiscal year 2019 compared to fiscal year 2018 was primary due to increase in sales.

Gross Profit.  Gross profit for fiscal year 2019 increased by 26.1% to NIS 123,853 thousand (USD 35,837 thousand), or 31.3% of revenues, from NIS 98,213 thousand (USD 28,418 thousand), or 29.0% of revenues, recorded in fiscal year 2018. The increase in gross profit in fiscal year 2019 compared to fiscal year 2018 was primary due to the sales and gross margin increase resulting from the Company's strategy of selling a more favorable mix of products which generate a higher gross margin and depreciation of the Euro and USD exchange rates against the NIS.

Selling Expenses.  Selling expenses for fiscal year 2019 increased by 26.6% to NIS 55,490 thousand (USD 16,056 thousand), or 14.0% of revenues from NIS 43,823 thousand (USD 12,680 thousand), or 13% of revenues recorded in fiscal year 2018. The increase in selling expenses was primarily due to an increase of salary resulting from an increase in personnel in the sales department, increase of advertising expenses and sales promotion and increase of freight to customers' expenses.

General and Administrative Expenses. General and administrative expenses for fiscal year 2019 increased by 26.3% to NIS 21,067 thousand (USD 6,096 thousand), or 5.3% of revenues, from NIS 16,686 thousand (USD 4,828 thousand), or 4.9% of revenues recorded in fiscal year 2018. The increase in general and administrative expenses was primarily due to an increase in personnel and in management salaries.

Other Income. There was no other income for fiscal year 2019, compared to NIS 69 thousand (USD 20 thousand) recorded in fiscal year 2018.  Other income for fiscal year 2018 consisted of selling fixed assets.

Operating Profit. Operating profit for fiscal year 2019 increased by NIS 9,523 thousand (USD 2,755 thousand), or by 25.2%, to NIS 47,296 thousand (USD 13,685 thousand), or 12.0% of revenues, from NIS 37,773 thousand (USD 10,930 thousand), or 11.2% of revenues, recorded in fiscal year 2018. The increase in operating profit was primarily due to increase in gross profit.

Financing Income (expense), Net.  Financing expense, net, for fiscal year 2019 amounted to NIS 17,950 thousand (USD 5,194 thousand) compared to net income of NIS (4,956) thousand (USD (1,434) thousand) recorded in fiscal year 2018. The increase in Financing income, net, for fiscal year 2019 consisted primarily of change in fair value of financial assets at fair value.

Profit before taxes on income.  Profit before taxes on income for fiscal year 2019 increased by NIS 32,429 thousand (USD 9,383 thousand), or by 98.8%, to NIS 65,246 thousand (USD 18,879 thousand) from NIS 32,817 thousand (USD 9,496 thousand) recorded in fiscal year 2018. The increase in profit before taxes on income was primarily due to increase in gross profit.

Taxes on Income.  Taxes on income for fiscal year 2019 increased by 75.0% to NIS 13,735 thousand (USD 3,974 thousand) from NIS 7,850 thousand (USD 2,271 thousand) recorded in fiscal year 2018. The increase in taxes on income in fiscal year 2019 compared to fiscal year 2018 was mainly due to increase in profit before taxes. For more information see Note 11a (Taxes on income) of our financial statements for the year ended December 31, 2019 included in this report.

Net profit for the year.  Net profit for fiscal year 2019 was NIS 51.5 million (USD 14.9 million), or NIS 3.90 (USD 1.13) per share.

Year Ended December 31, 2018 compared with Year Ended December 31, 2017

This analysis can be found in Item 5 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

B.	LIQUIDITY AND CAPITAL RESOURCES.

The Company’s operations are funded mainly through its own equity and cash flows from its operating activities. In addition, the Company has unutilized bank credit lines.

For fiscal year 2019, cash and cash equivalents decreased from NIS 134.2 million (USD 38.9 million) as of December 31, 2018 to NIS 121.9 million (USD 35.3 million) as of December 31, 2019.

 During fiscal year 2019, financial assets at fair value through profit or loss increased to NIS 141.5 million (USD 41.0 million) from NIS 137.9 million (USD 39.9 million) as of December 31, 2018.

Cash flow from operating activities

For fiscal year 2019, the Company generated a negative cash flow from continuing operating activities of NIS 2.6 million (USD 0.7 million) compared to positive cash flow from continuing operating activities of NIS 27.0 million (USD 7.8 million) in fiscal year 2018, a change primarily due to an increase in working capital in 2019, especially inventory and trade receivables.

Cash flow from investing activities

During fiscal year 2019, the Company utilized cash flow of NIS 8.1 million (USD 2.3 million) for continuing investing activities compared to net cash flow from continuing investing activities of NIS 5.8 million (USD 1.7 million) utilized in fiscal year 2018 primarily due to loans granted to others, net, proceeds from purchases of marketable securities, net and acquisition of property plant and equipment.

Cash flow used in financing activities

During fiscal year 2019, the Company utilized cash flow of NIS 1.8 million (USD 0.5 million) from financing activities compared to no net cash was used to financing activities in fiscal year 2018, a change as a result of lease liability payments and acquisition of treasury shares.

Cash requirements

The Company’s cash requirements, net, during the years ended December 31, 2019 and 2018 were met primarily through its working capital. As of December 31, 2019, the Company had working capital of NIS 452.8 million (USD 131.0 million) compared to working capital of NIS 399 million (USD 115.6 million) as of December 31, 2018. The Company believes that its working capital is sufficient for the Company's present requirements.

Trade receivables

The Company’s trade receivables balance as of December 31, 2019 was NIS 133.0 million (USD 38.5 million) compared to the trade receivables balance as of December 31, 2018 in the amount of NIS 98.0 million (USD 28.4 million). The average time period within which our accounts receivable was paid was 92 days in 2019 compared to 88 days in 2018.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The representative rate of the U.S. Dollar was NIS 3.456 on December 31, 2019 compared to NIS 3.748 on December 31, 2018, NIS 3.467 on December 31, 2017, NIS 3.845 on December 31, 2016 and NIS 3.902 on December 31, 2015. As of March 18, 2019, the representative rate of the U.S. Dollar was NIS 3.827.

The annual rates of inflation (deflation) in Israel during the years ended December 31, 2015, 2016, 2017, 2018 and 2019 were approximately (0.1%), (0.3%), 0.4%,0.8% and 0.6%, respectively, while during such periods the revaluation (devaluation) of the NIS against the U.S. Dollar was approximately (0%), (1.5%), (10%), 8.1% and (9.2%), respectively.

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

Guarantees and Pledges

Other than letter of credit granted by the Company to some of its suppliers, the Company has no obligation or use credit lines to the banks or to other party. The outstanding amount of such letters of credit as of December 31, 2019 was approximately NIS 1.68 million (USD 0.49 million).

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

In addition, various macro economic factors impact the food industry, including the macro economic environment in Israel, which includes the following:

 Inflation: In 2019, the rate of inflation was 0.3%, which is below the lower level of the inflation target set by the Bank of Israel (1%-3%).

GDP: According to an estimate by the Bank of Israel, in 2019 GDP increased by 3.5%.

Bank of Israel interest: In 2019, the Monetary Committee of the Bank of Israel retained interest levels at 0.25% - interest rates have not changed since November 2018.

Exchange rate: The shekel appreciated against the US dollar and the Euro in 2019. Appreciation in nominal effective exchange rate terms as of the end of 2019 approximated 8% and 9%, respectively.

Labor market: The level of participation in the labor market and employment remain high and stable and the market is at or near full employment. As of the end of the second half of 2019, Israel had a historically low unemployment rate of 3.5%.

In addition, the global economy has experienced a slowdown in economic growth, which started in 2018 and continued in 2019. International entities continue to downgrade growth forecasts, and downward risks accelerated, including the ongoing U.S. – China trade war. According to International Monetary Fund forecasts, global growth in 2019 amounted to 3%, the lowest rate since the 2008 financial crisis. Growth forecasts were downgraded both for developed and developing economies, reflecting a general global trend, which is driven mainly by weakness in industrial activity. This downward trend could be further exacerbated by the coronavirus. For more information on the potential impact of the coronavirus on our business, see “Item 3. Key Information – D. Risk Factors – Our international operations may be adversely affected by risks associated with international business”.

In addition, the Company's management is evaluating the financial stability of its customers by entering into agreements with companies for providing business data, examining bank accounts, conducting inquiries, and following negative publicity regarding its customers or other signs indicating financial difficulties.

OFF-BALANCE SHEET ARRANGEMENTS

Not applicable.

E.	TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS

Not applicable.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The directors, executive officers and key employees of the Company as of the date of this Annual Report are as follows:

Name	Age	Position with the Company
Joseph Williger	63	Director, Co-Chairman of the Board
Zwi Williger	65	Director, Co-Chairman of the Board
Victor Bar (1) (2)	55	Director
Gil Hochboim	50	Director
Einat Peled-Shapira	42	Chief Executive Officer
Yitschak Barabi	35	Chief Financial Officer
Einav Brar (1) (2)	48	External Director
Idan Ben-Shitrit (1) (2)	45	External Director

(1) (2)	Members of the Company’s Audit Committee Members of the Company’s Compensation Committee

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

The business experience of each of the Directors, executive officers and key employees of the Company is set forth below:

          Joseph Williger has served as the active Co-Chairman of the board of the Company (together with his brother Mr. Zwi Williger) and as a director of Willi-Food the controlling shareholder of the Company since June 20, 2017 and June 12, 2017, respectively. From January 1994 until September 2011 he served as the Chief Executive Officer of the Company and from September 2011(when he ceased serving as Chief Executive Officer of the Company) until January 2016 he served as President of the Company.  Mr. Williger has also served as a director of the Company from January 1994 until January 2016 and the chairman of the company's subsidiaries, WFD and Gold Frost, from 1996 and 2001, respectively, until January 2016. Mr. Williger attended Business Administration studies in California State University, Northridge, Los Angeles and attended Business Administration studies in Bar Ilan University, Ramat-Gan, Israel.

Zwi Williger has served as the active Co-Chairman of the board of the Company (together with his brother Mr. Joseph Williger) and as a Chairman of the board of Willi-Food, the controlling shareholder of the Company, since August 2017 and June 2017, respectively. In addition, From January 1994 until January 2016 he served as an active Chairman of the board of the Company and a director and a CEO of Willi-Food. Prior to that and from inception of the Company in 1994 until 1997, he served as a director and Manager of Marketing Development of the Company.  In addition, Mr. Williger served as Chief Operating Officer of the Company from 1997 until 2011.  Mr. Williger attended Fresno University in California.

    Victor Bar has served as independent director of the Company since June 2017. In addition, Mr. Bar is director at his wholly-owned company, Victor Bar Consultant Ltd, where. since 2015 he has provided financial services including value estimations for companies and other entities.  Between 2014 and 2016, Mr. Bar served as CFO of Edriel Israel Assets Ltd, a real estate company traded on Tel Aviv Stock Exchange. Mr. Bar holds a B.A. in accounting and economy from Bar Ilan University and C.P.A license in Israel since 1992.

                   Gil Hochboim has served as director of the Company and Willi-Food since June 2017. He has also served as a director of B.S.D, the majority shareholder of Willi-Food, since May 2017, and in addition serves as a CFO at S.R. Accord Ltd, a public company active in the non-bank credit field. Mr. Hochboim served as the CEO of the Company and Willi-Food between 2011 and until 2015. Mr. Hochboim is a certified public accountant (Israel) and holds a B.A in Business Management and accounting from the Academic College of Management, Tel-Aviv, Israel.

Einat Peled-Shapira has served as the Company’s Chief Executive Officer since March 10, 2020, when she replaced Mr. Michael Luboschitz, who previously served as CEO. Prior to being appointed CEO, Ms. Peled-Shapira held several senior positions over 14 years at Osem-Nestle group, one of the largest food manufacturers and distributors in Israel, most recently since 2018 as Business Unit Manager of "Bonjour", a leading fresh baked goods company in Israel. Mrs. Peled-Shapira holds an BA in Business Administration with a specialization in information systems from the College of Management Academic Studies in Rishon LeZion, Israel and an MBA with a specialization in marketing from the Peres Academic Center in Rehovot, Israel.

Yitschak Barabi has served as Chief Financial Officer/finance manager of the Company and Willi-Food since September 1, 2019, when he replaced Mr. Amir Kaplan, who previously served as CFO. Prior to his appointment as Finance Manager, Mr. Barabi served as the Company’s Controller and Deputy CFO since October 15, 2017. Mr. Barabi is certified public accountant (Israel) and holds a BA (Accounting & Economic) from the Hebrew University.

Einav Brar has served as external director of the Company since August 2018. Since 2015, Ms. Brar has served as owner and CEO of TLV Medical Center, and from 1994 until 2015, she served as founder and former CEO of DPL - Disposable Hygienic Products LTD. Ms. Brar earned a bachelor's degree in Business Administration from Roppin Academic Center in Emek Hefer, Israel.

Idan Ben-Shitrit has served as external director of the Company since August 2018. Since 2009, he has served as a self-employed portfolio manager at Meitav Co. & Altris Co. Mr. Idan earned a bachelor of arts degree in Mathematics and Economics from Tel-Aviv University and an MBA in Finance from IDC in Herzliya, Israel.

B.	COMPENSATION

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2019. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with management fees, salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2019, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exemption in accordance with applicable law and our articles of association.

Name and Principal Position	Salary (1)	Management Fees (2)	Bonus (3)	Total
	NIS thousands
Zwi Williger (4) Co-Chairman of the Board and a chairman of the board of Willi-Food	-	1,650	1,500	3,150
Joseph Williger (4) Co-Chairman of the Board and a director of Willi-Food	-	1,569	1,500	3,069
Michael Luboschitz (5) Former CEO of the Company and Willi-Food	-	936	330	1,266
Ran Asulin Chief Trade and Selling Officer of the Company.	486	-	72	558
Amir Kaplan (6) Former Chief Financial Officer of the Company and Willi-Food	441	-	71	513

(1)	The aggregate of gross monthly salaries or other payments with respect to the Company's Executive Officers for 2019 exclude annual bonus and include car and mobile phone benefits.
(2)	Management fees includes also tax gross-up payments.
(3)
Annual profit-related bonuses for 2019 to Zwi Williger and Joseph Williger Represents annual bonuses granted to the Covered Executive based on formulas set forth in the Company's compensation policy approved by shareholders in April 2019 (the "Amended Compensation Policy") and the agreements with each of the Covered Executive.

(4)
For additional information on Zwi Williger's and Joseph Williger's compensation arrangements with the Company, see - "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Management Service Agreements" with Zwi Williger and Joseph Williger", below.

(5)	Mr. Luboschitz resigned from the Company, effective March 20, 2020.
(6)	Mr. Kaplan resigned from the Company, effective September 1, 2019.

Terms of Service of Mr. Zwi Williger and Mr. Joseph Williger

On August 13, 2017 and on August 17, 2017, the Company’s Compensation Committee and Board, respectively, unanimously approved the following terms of office of each of the co-Chairmen, which were approved by the Company's shareholders on October 17, 2017.
 According to the Management Services Agreements approved by shareholders on October 17, 2017 and approved in amended form by shareholders on April 3, 2019, each of the co-Chairmen will serve as an active co-Chairman of the Board of Directors of the Company in a 100% full time position as of January 1, 2019.

The main terms and conditions of each of the Management Services Agreement are as follows:

 (a)          Monthly service fees of NIS 100,000 (currently approximately USD 28.9 thousand) (excluding VAT).

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

(b)          Profit Related Bonus - an annual bonus determined according to measurable quantitative criteria:

 Payment of the Measurable Bonus will be subject to achieving an operating profit target before bonuses to all Company’s officers (the “Bonuses”) of at least NIS 20 million (currently approximately USD 5.78 million) (the “Minimum Operating Profit before Bonuses”).

Achieving or exceeding the Minimum Operating Profit before Bonuses the co-Chairman will entitle to receive a bonus in the following manner: (i) a Bonus of 2% of the actual operating profit before Bonuses up to and including NIS 10 million (currently approximately USD 2.89 million); (ii) a Bonus of 3% of the actual operating profit before Bonuses above NIS 10 million and up to and including NIS 15 million (currently approximately USD 4.34 million); (iii) ) a Bonus of 4% of the actual operating profit before Bonuses above NIS 15 million and up to and including NIS 20 million (currently approximately USD 5.79 million); (iv) a Bonus of 5% of actual operating profit before Bonuses exceeding NIS 20 million.

The maximum annual Measurable Bonus to be paid to the co-chairman will not exceed NIS 1.5 million (currently approximately USD 434 thousand).

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

(e)          The Company will provide the co-Chairman with use of a vehicle, the value of which will not exceed the amount of NIS 400,000 (currently approximately USD 115,740). The Company will cover all the operating expenses of the Company car (excluding fines), including grossing up the related tax. In case, at the request of the co-Chairman, the value of the vehicle will exceed the amount of NIS 400,000, the co-Chairman will reimburse the Company with any amount exceeding NIS 400,000.

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

Terms of Office and Employment of Michael Luboschitz, CEO of the Company and Willi-Food

The Board appointed Mr. Michael Luboschitz as CEO effective January 1, 2018 and he resigned from the Company effective March 2, 2020.

Effective from the date of his appointment, the terms of office and employment of Mr. Luboschitz were as follows (collectively the “Terms of Office and Employment of Mr. Luboschitz”):

     Monthly Payment – For 100% of a full time position, monthly service fees of NIS 73,000 plus VAT (currently approximately USD 21,123, plus VAT) (“Monthly service fees”);

     Vehicle - In addition to the monthly service fees, NIS 5,000 (currently approximately USD 1,447) per month for vehicle, and the vehicle's operating expenses (including insurance, fuel, tolls and fees);

     Profit Related Bonus - an annual bonus determined according to measureable quantitative criteria (the “Measureable Bonus”) as follows:

The Measureable Bonus mechanism:

A Measurable Bonus will only be paid if the Company's annual consolidated operating profit before bonuses for all Company officers ("Annual Operating Profit Before Bonuses") is at least NIS 15 million (currently approximately USD 4.34 million).

Achieving or exceeding the Minimum Operating Profit before Bonuses will entitle Mr. Luboschitz to receive a bonus in the following manner: (i) a Bonus of 0.5% of the actual operating profit before Bonuses up to and including the Minimum Operating Profit before Bonuses; and (ii) a Bonus of 0.75% of the actual operating profit before Bonuses exceeding the Minimum Operating Profit before Bonuses.

The maximum annual Measurable Bonus to be paid to Mr. Luboschitz will not exceed NIS 330,000, plus VAT (currently approximately USD 65,486, plus VAT).

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

Terms of Office and Employment of Ms. Einat Peled-Shapira, CEO of the Company and Willi-Food (effective March 10, 2020)

The Board appointed Ms. Shapira as CEO effective March 10, 2020.

On January 26, 2020, the Compensation Committee of the Company and the Board each approved the following terms of office and employment of Ms. Shapira, subject to shareholders’ approval:

•	Salary – monthly salary of NIS 53,330 (currently approximately USD 15,431) (“Monthly Payment”);

•
Managers’ Insurance Policy –  monthly payments to be made by the Company towards Ms. Shapira's pension and compensation funds will be in accordance with Israeli law (currently approximately NIS 7,900, or USD 2,288);

•
Study Fund (‘Keren Hishtalmut’) – monthly payment to be made by the Company towards Ms. Shapira's study fund will total 7.5% of the of the sum of the Monthly Payment (currently approximately NIS 4,000 or USD 1,157);

•
Vehicle – Company will provide Ms. Shapira's with a leased vehicle, the value of which will not exceed the amount of NIS 200,000 (currently approximately USD 57,870). The Company will cover all the operating expenses of the Company car (excluding fines). Ms. Shapira's will bear all related tax (known in Hebrew as ‘Shovi Rechev’);

•	Vacation Days – 25 vacation days per year;

•	Convalescence and Illness Days – in accordance with applicable Israeli law; and

•	Profit Related Bonus – an annual bonus determined according to measurable quantitative criteria (the “Measurable Bonus”).

The Measurable Bonus mechanism is as follows:

Payment of the Measurable Bonus will be subject to achieving the Minimum Operating Profit before Bonuses, and will not be less than the operating profit (excluding bonuses) that will be recorded in 2019 less 12.5%.

Achieving or exceeding the Minimum Operating Profit before Bonuses will entitle Ms. Shapira to receive a bonus in the following manner: (i) a Bonus of 0.35% of the actual operating profit before Bonuses up to and including the Minimum Operating Profit before Bonuses; and (ii) a Bonus of 0.7% of the actual operating profit before Bonuses exceeding the Minimum Operating Profit before Bonuses.

The maximum annual Measurable Bonus to be paid to Ms. Shapira will not exceed NIS 320,000 or USD 92,592.

Termination, Notice Period and Retirement Term is as follows:

•
Each of the Company and Ms. Shapira may terminate Ms. Shapira’s employment at any time, and for any reason, by prior written notice of: 30 days in the first year of employment, 60 days during the period following the first year (the “Notice Period”).

•
Ms. Shapira will be included in the D&O insurance policy available to the Company and its subsidiaries under the same terms as other officers of the Company, and she will be entitled to an exemption and indemnification letter, which is identical to the form of exemption and indemnification that was approved by the General Meeting of Shareholders on July 20, 2005 for all directors and officers.

 Terms of Office and Employment of Ran Asulin, Chief trade and selling officer of the company

Mr. Asulin has served as Chief Trade and Selling Officer of the company since February 24, 2020. Before that, Mr Asulin served as National Trade Manager of the Company since December 2018.  Mr. Asulin is entitled to a monthly salary in accordance with the terms of his employment agreement as approved by the certified organs of the Company, including salary, car, mobile phone and accepted social conditions. In addition, Mr. Asulin is included in the insurance policy for directors and officers of the Company, and is also entitled to exemption and indemnification from the Company. Pursuant to his employment agreement, Mr. Asulin is entitled to a bonus based on the Company's sales and gross profit.

Each party may terminate the agreement by giving 60 days advance notice

 Terms of Office and Employment of Amir Kaplan, CFO and Secretary of the Company and Willi-Food

Mr. Kaplan served as CFO of the Company from October 15, 2017 until he resigned from the Company effective September 1, 2019. Mr. Kaplan was entitled to a monthly salary in accordance with the terms of his employment agreement as approved by the certified organs of the Company, including salary, car, mobile phone and accepted social conditions. In addition, Mr. Kaplan was included in the insurance policy for directors and officers of the Company, and is also entitled to exemption and indemnification from the Company. Pursuant to his employment agreement, Mr. Kaplan was entitled to a bonus based on the Company's operating profit

Each party may terminate the agreement by giving 60 days advance notice.

Aggregate Compensation of Directors and Officers

The aggregate compensation paid by the Company to its directors and officers as a group for the fiscal year 2019 was approximately NIS 6.4 million (USD 1.9 million), excluding bonuses in an aggregate amount of approximately NIS 3.5 million (USD 1.0 million) paid to Messrs. Joseph and Zwi Williger and other officers. These amounts include all contingent or deferred compensation payable to directors or officers during fiscal year 2019. These amounts also include payments to non-executive directors in the aggregate amount of approximately NIS 551 thousand (USD 159 thousand) during fiscal year 2019.

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

Pursuant to Amendment No. 20 to the Companies Law, a compensation policy must be reviewed and re-approved every three years, whether or not it has been amended. An amendment to the October 2017 Compensation Policy and its approval for a period of additional three years was proposed by shareholders on April 3, 2019.

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

Alternate Directors

The Articles of Association of the Company provide that any director (except for External Directors) may, by written notice to the Company, appoint another person to serve as an alternate director. Under the Israeli Companies Law, the directors of the Company cannot appoint an incumbent director or an incumbent alternate director as an alternate director. The term of appointment of an alternate director may be for a specified period or until notice is given of the termination of the appointment. A Director who is member of a Board Committee may appoint anyone to be his alternate on that committee provided that the candidate for appointment as alternate is not a member of such committee.

Audit Committee

Nasdaq Requirements

Our ordinary shares are listed for quotation on the Nasdaq Capital Market, and we are subject to the rules of the Nasdaq Capital Market applicable to listed companies.  Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Einav Brar (Chair), Idan Ben-Shitrit, and Victor Bar qualify as independent directors under the Nasdaq requirements and are members of the Audit Committee. The role of the audit committee for Nasdaq purposes includes assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the Company's accounting, auditing and reporting practices.

Israeli Companies Law Requirements

Under the Israeli Companies Law, the board of directors of a public company must appoint an audit committee, comprised of at least three directors including all of the external directors, with a majority of independent directors but excluding a:

•	The Chairman of the board of directors;
•	A controlling shareholder or his relative;
•	Any director employed by or who provides services to the company on a regular basis.
•	Any director employed by the controlling shareholder or by any corporation controlled by the controlling shareholder or who provides services to the controlling shareholder on a regular basis; and
•	Any director whose principal livelihood comes from the controlling shareholder.

The Chairman of the audit committee must be an external director.

The responsibilities of the audit committee under the Israeli Companies Law include, among others, identifying irregularities in the management of the company’s business, approving related party transactions as required by law, approving “actions” or “transactions” (as such terms are defined in the Israeli Companies Law), identifying deficiencies in the business management practices of the Company in consultation with the Company’s internal auditor or independent auditors and recommending to the Board ways to improve such practices and approving transactions with affiliates. In addition, the audit committee has certain powers with regard to transactions with controlling shareholders or with persons or entities in which the controlling shareholder has a personal interest, including the power to require a competitive procedure or in some cases other procedure prior to entering into such transactions and the power to establish a procedure for approving such transactions in cases they are not de minimis to the Company.

Compensation Committee

Israeli Companies Law Requirements

Einav Brar (Chair), Idan Ben-Shitrit and Victor Bar are members of the Board’s Compensation Committee. All of our Compensation Committee members have been determined to be eligible to be members of a compensation committee in accordance with the amendments to the Israeli Companies Law.

Under the Israeli Companies Law, the compensation committee of a public company is required to consist of at least three members, all the external directors must be members of it and one of them must be appointed as chairperson, and the majority of the members must be independent. The remaining members must be directors who qualify to serve as members of the audit committee as defined in the Israeli Companies Law. The roles of the compensation committee include, among others:

•
Recommending the board of directors, the compensation policy for the company's office holders to be adopted by the company and to recommend to the board of directors, once every three years, regarding any extension or modification of the current compensation policy which had been approved for a period of more than three years;

•	From time to time, recommending to the board of directors regarding updates required to the compensation policy and examining the implementation thereof;
•
Determining whether to approve the company’s office holders’ terms of office and employment in situations that require the approval of the compensation committee in accordance with the Israeli Companies Law; and

•	In certain situations, described in the Israeli Companies Law, determining whether to exempt the approval of the terms of office of the CEO from the requirement to obtain shareholders’ approval.

According to the Israeli Companies Law, the terms of service and employment of a public company’s office holders (including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to service and employment) must be approved by the board of directors, while, the terms of service and employment of the directors and the CEO must also be approved also by the company's shareholders in accordance with the majority requirements of the Israeli Companies Law.

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

A “Controlling Shareholder” is defined in the Israeli Companies Law as a shareholder with the ability to control the actions of the company, whether by majority ownership or otherwise, and for the purpose of transactions with related parties, the definition may include a shareholder who holds at least 25% of the voting rights in the Company, provided that there is no other shareholder who hold more than 50% of the voting rights in the company; if two or more shareholders who hold voting rights in the Company  have a personal interest  in the approval of a transaction with a related party will be seen as holding together. The Israeli Companies Law further requires that at least one external director have financial and accounting expertise, and that the other external director(s) have professional competence, as determined by the company’s board of directors. A director having financial and accounting expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented.  Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years' experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company’s business.

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

The External Directors of the Company are Ms. Einav Brar and Mr. Idan Ben-Shitrit. Ms. Brar was elected by the Company shareholders on August 2, 2018 to serve for a period of three years, and was determined by the Board to have “financial and accounting expertise” under Israeli Companies Law. Mr. Ben-Shitrit was elected by the Company shareholders on August 2, 2018 to serve for a period of three years, and was determined by the Board to have “professional expertise” under the Israeli Companies law.

Internal Auditor

Under the Israeli Companies Law, Israeli companies whose securities are publicly traded are also required to appoint an internal auditor, as recommended by the audit committee.  The role of the internal auditor is to check, among others, the integrity of the company's operations in terms of compliance with the law and proper business practice. Mr. Doron Yunisy, the Company’s internal auditor, works in accordance with an annual audit plan approved by the Audit Committee.

Indemnification

In accordance with the Israeli Companies Law and the Company’s Articles of Association, the Company has undertaken to indemnify and insure its directors and senior officers against certain liabilities which they may incur in connection with the performance of their duties. Under the terms of such indemnification provisions, the Company may, to the extent permitted by law, indemnify its directors or officers for legal expenses incurred by him/her in connection with such liabilities.

Exemption

In May 2005, the Board of Directors and Audit Committee of the Company approved an exemption in advance to any director or officer from any liability to the Company attributed to damage or loss caused by breach of the director or the officer’s duty of care owed to the Company, except for such breach in distribution (as such term is defined in the Israeli Companies Law). Also, the Board of Directors, the Audit Committee and the shareholders approved an irrevocable indemnification of the Company officers with respect to any liability or expense paid for by the officer or that the officer may be obligated to pay.

In accordance with the Israeli Companies Law, an agreement with a controlling shareholder, such as the Company's exemption and indemnification letter to its controlling shareholders, must be approved every three years by the Company’s Audit Committee or Compensation Committee (as the case may be), the Board of Directors and a special majority of the Company shareholders.

All current officers and directors of the Company have received exemption and indemnification letters, including Joseph Williger and Zwi Williger, Gil Hochboim, Victor Bar, Einav Brar and Idan Ben-Shitrit.

Directors and officer's liability insurance policy

In accordance with the Israeli Companies Law, an agreement with a controlling shareholder, such as the Company's directors' and officers' liability insurance policy for its controlling shareholders, must be approved every three years by the Company’s Audit Committee or Compensation Committee (as the case may be), by the Board of Directors and by a special majority of the Company shareholders, unless it is approved in accordance with Article 1B(5) of the Israeli Companies Regulations (Relief with Respect to Transactions with Interested Parties), 5760-2000 (the “Relief Regulations”). On October 17, 2017 the Company shareholders approved an insurance policy for Messrs. Zwi Williger and Joseph Williger for a three years period on the same terms such policy applies to the other directors and officers of the Company. The terms of office of Messrs. Williger, including the insurance policy, were re-approved by the Company shareholders on April 3, 2019.

Approval of Related Party Transactions under the Israeli Companies Law

Office Holders

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined as a general manager, chief executive officer, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title and director or manager directly subordinate to the general manager. Each person listed in the table under "Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” is an office holder under the Israeli Companies Law.

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

Compensation. The Israeli Companies Law requires that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. Similarly, the terms of service and engagement of any officer other than the CEO must receive the approval of the compensation committee and board of directors. However, shareholder approval is only required if the compensation of such officer other than the CEO is not in accordance with the compensation policy. This compensation policy is required to take into account, among other things, providing proper incentives to directors and officers, taking into account the risk management of the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director. Following the approval of the Compensation Committee and Board, a newly revised Compensation Policy was approved by the Company shareholders on October 17, 2017 at a special meeting of shareholders. An amendment to the October 2017 Compensation Policy was approved by the shareholders for an additional period of three years on April 3, 2019. For more information on the Company's Compensation Policy, see "Item 6. Directors, Senior Management and Employees – B. Compensation". In accordance with the Israeli Companies Law the compensation policy must be re-approved every three years, in the manner described above. The Compensation Committee is responsible for reviewing from time to time the compensation policy and determining whether or not there are circumstances that require adjustments to the current compensation policy.

The Israeli Companies Law provides that a compensation policy requires shareholder approval by a special majority vote. Notwithstanding the above, the compensation committee and the board of directors may approve the compensation policy of a company, even if the shareholders do not approve such terms, provided that:

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

As of March 19, 2020, the Company is a "public pyramid held company", with the parent Company, Willi-Food, a public company traded on the Tel-Aviv Stock Exchange, and BSD, Willi-Food's parent company, a public company traded on the London Stock Exchange.

Disclosure of personal interest. The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest”, as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporate body in which that person or a relative of that person holds 5% or more, or holds 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from the fact that the office holder is also a shareholder in the company. "Personal interest" also includes (1) the personal interest of a person who votes via a proxy for another person, even if the other person has no personal interest, and (2) the personal interest of a person who gives a proxy to vote even if the person who votes on his or her behalf has no personal interest, regardless of whether the discretion of how to vote lies with the person voting or not.

The office holder must make the disclosure of his or her personal interest promptly and, in any event, no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction”. The Israeli Companies Law defines an extraordinary transaction as a transaction not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities, and defines a relative as a spouse, sibling, parent, grandparent, descendent and spouse’s descendant, and includes a sibling, parent and spouse of any of the foregoing.

Approvals. The Israeli Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may not be approved if it is adverse to the company’s interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then in addition to any approval stipulated by the articles of association, approval of the company’s audit committee or compensation committee (as the case may be) and board of directors, in that order, is required, and may also require special majority approval by shareholders. In accordance with the Israeli Companies Law, approval by both the compensation committee and the board of directors is required for all arrangements regarding terms of service, including cash and equity based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment of an office holder. Except for certain specific exemptions under the Israeli Companies Law, matters referred to herein with respect to the CEO of a public company or a director of a company (including engagement with respect to employment terms of a director in a position other than as a director) also require shareholder approval.

With respect to the CEO of a public company, or with respect to a director who is a controlling shareholder, shareholder approval must be by a special majority vote. With respect to transactions described above with the CEO, the compensation committee may determine that such transaction does not require shareholders' approval, provided that: (i) the CEO is considered to be "independent" based on criteria set forth in the Companies Law; (ii) the compensation committee determined, based on detailed reasons, that bringing the transaction to the approval of the shareholders may compromise the entering into the transaction; and (iii) the terms of the transaction are consistent with the company's compensation policy.

In order to be approved, the terms of employment of Office Holders of a public company must be consistent with the company's compensation policy. However, the compensation committee and the board of directors may, under special circumstances, approve terms of employment which are not in accordance with the company's compensation policy if:

1)
the compensation committee and the board of directors have taken into consideration the mandatory considerations and criteria which are specified in the Israeli Companies Law for a compensation policy and the respective employment terms include such mandatory considerations and criteria; and

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

Notwithstanding the above, the compensation committee and the board of directors may approve terms of employment of Office Holders (other than CEO or directors) that are not in accordance with the company's compensation policy, even if the shareholders' do not approve such terms, provided that:

1)	both the compensation committee and the board of directors re-discussed the transaction and decided to approve it despite the shareholders' objection, based on detailed reasons; and

2)
the Israeli company is not a "Public Pyramid Held Company", which is a public company controlled by another public company (including by a company that only issued debentures to the public), which is also controlled by another public company (including a company that only issued debentures to the public) that has a controlling shareholder.

As of March 19, 2020, the Company is a "public pyramid held company", with the parent Company, Willi-Food, a public company traded on the Tel-Aviv Stock Exchange, and BSD, Willi-Food's parent company, a public company traded on the London Stock Exchange.

Under the Israeli Companies Law, changes of the terms of a current arrangement regarding service and employment terms of an office holder (other than a director) may require only the approval of the compensation committee if the compensation committee determines that such changes are not material.

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

Shareholders

The Israeli Companies Law imposes the same requirements regarding disclosure to the company of a personal interest, as described above, on a controlling shareholder of a public company that it imposes on an office holder. For these purposes, a controlling shareholder is any shareholder who has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Unless approved in accordance with the Relief Regulations, approval of the audit committee, board of directors and shareholders, in that order, is required, among others, for:

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

In accordance with the recent amendments to the Israeli Companies Law, approval by both the compensation committee and the board of directors is required for all arrangements regarding terms of service. Except for certain specific exemptions under the Companies Law, matters referred to herein with respect to the CEO of a public company or a director of a company (including engagement with respect to employment terms of a director in a position other than as a director) also require shareholder approval. With respect to the CEO of a public company, or with respect to a director who is a controlling shareholder, shareholder approval must be by a special majority vote, provided that either:

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

The Israeli Companies Law requires that every shareholder who participates in person, by proxy or by voting instrument in a vote regarding a transaction with a controlling shareholder must indicate either in advance or on the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

•	any amendment to the articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; or

•	approval of related party transactions that require shareholder approval.

A shareholder has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that he/she possesses the power to determine the outcome of a shareholder vote, and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty of fairness except to state that the remedies generally available for breach of contract would also apply in the event of a breach of the duty to act with fairness toward the company.

D.	EMPLOYEES

As of December 31, 2019, the Company, including its subsidiaries, employed a total of 162 persons (all of them are located in Israel), 7 of whom were in management, 33 of whom were in accounting and importing positions, 35 of whom were involved in the Company's sales and marketing departments and 87 of whom were employed in logistics networks (warehousing and transportation). This compares with 159 employees as of December 31, 2018, 6 of whom were in management, 32 of whom were in accounting and importing positions, 35 of whom were involved in the Company's sales and marketing departments and 86 of whom were employed in logistics networks (warehousing and transportation).

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

Employee Share Option Plans

    In previous years, the Company adopted plans to award options to purchase Company's shares and shares of Willi-Food to senior office holders and other Company’s employees. In October 2013, Willi-Food's Board of Directors adopted an employee stock incentive plan to grant stock options to the Company's employees to acquire up to 100,000 of the Willi-Food's ordinary shares ("2013 Option Plan"). Currently, 70,000 shares are available for issuance under the G. Willi-Food International 2013 Share Option Plan (the “2013 Option Plan”). However, the Company has not awarded options under the 2013 Option Plan since December 2015 and there are currently no options exercisable into Company shares that are outstanding under such plan. The 2013 Option Plan will expire seven years from the date of approval by the Board.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          MAJOR SHAREHOLDERS

    The following table sets forth, as of March 19, 2020, the number of Ordinary Shares beneficially owned by each shareholder known to the Company to own more than 5% of the Ordinary Shares and (ii) all directors and officers as a group. The information presented in the table is based on 13,217,017 Ordinary Shares outstanding as of March 19, 2020.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi-Food Investments Ltd.	8,200,542	62.05%
B.S.D. Crown Ltd. (1)	8,971,617	67.88%
Joseph and Zwi Williger (2) (3)	9,711,598	73.48%
Brian Gaines (4)	1,120,072	8.5%
Renaissance Technologies Holding Corporation (5)	665,812	5.04%

(1)
Includes (i) 8,200,542 Ordinary Shares held by Willi-Food, and (ii) 771,075 Ordinary Shares held by B.S.D. Crown Ltd. ("BSD"). Willi-Food is controlled by its majority shareholder, BSD, and BSD may be deemed to beneficially own all of the shares owned by Willi-Food.

(2)
Based on a Schedule 13D filed on January 22, 2020, and on information provided to the Company by Joseph Williger (“JW”) and Zwi Williger (“ZW”), JW directly owns though a wholly-owned company 12,000 Ordinary Shares and ZW directly owns though a wholly-owned company 727,981 Ordinary Shares. In addition, JW owns through YMDHI (a company held 100% by him) 7.07% of B.S.D's outstanding shares (excluding dormant shares), through YWMI 29.12% of B.S.D's outstanding shares (excluding dormant shares), and owns directly 4.99% and collectively 41.18% of B.S.D's outstanding shares (excluding dormant shares) and holds the right to vote those shares.  In addition, ZW owns through ZVI&C (a company held 100% by him) 34.78% of B.S.D's outstanding shares (excluding dormant shares), and owns directly 6.38% of B.S.D's outstanding shares (excluding dormant shares), and collectively 41.16% of B.S.D's outstanding shares (excluding dormant shares) and holds the right to vote those shares, which if combined with JW holdings' constitutes a 82.34% holdings of B.S.D. Accordingly, JW and ZW may each be deemed to beneficially own 9,711,598 Ordinary Shares (comprised of 8,200,542 Ordinary Shares held directly by Willi-Food, 771,075 Ordinary Shares held directly by B.S.D, 12,000 Ordinary Shares held directly by JW and 727,981 Ordinary Shares held directly by ZW), or approximately 73.48% of the outstanding Ordinary Shares of the Company. Based on a Schedule 13D filed on January 22, 2020, JW and ZW may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act; however, JW and ZW have not acted in concert in connection with the transactions described herein and have not been, nor are they currently, parties to any voting or other arrangement with respect to their holdings in BSD, and they disclaim the existence of any such group.

(3)	Based on information provided to us, all of the Company's directors and officers as a group hold 9,711,598 Ordinary Shares representing 73.48% of our total shares outstanding.
(4)
Based on a Schedule 13G filed February 13, 2020, this amount consists of 951,522 Ordinary Shares (representing 7.2% of our total shares outstanding) directly held by Springhouse Capital (Master), L.P. (the "Fund"), and 128,959 Ordinary Shares owned by Mr. Gaines for his own account and an additional 39,951 Ordinary Shares held by immediate family members in accounts Mr. Gaines controls, and that Mr. Gaines may be deemed to beneficially own(in total representing 1.28% of our total shares outstanding). Mr. Gaines serves as managing member of Springhouse Capital Management G.P., LLC ("Springhouse") and as a director of Springhouse Asset Management, Ltd. (the "General Partner") and, as a result, may be deemed to beneficially own shares owned by the Fund. Springhouse is the general partner of Springhouse Capital Management, L.P. ("Management") and, as a result, may be deemed to beneficially own shares owned by the Fund. Management is the investment manager of the Fund and as a result, may be deemed to beneficially own shares owned by the Fund. The General Partner is the general partner of the Fund, and, as a result, may be deemed to beneficially own shares owned by the Fund.

(5)
Based on a Schedule 13G filed February 12, 2020, these shares are beneficially owned by Renaissance Technologies LLC, an investment advisor, which is majority-owned by Renaissance Technologies Holding Corporation.

All of the shareholders of the Company (including Willi-Food) have the same number of votes for each Ordinary Share held. Accordingly, the major shareholder of the Company, Willi-Food, does not have voting rights that are different from those of the Company’s other shareholders. The Company believes that, as March 19, 2020, 1,719,535 Ordinary Shares (approximately 12.98% of its outstanding Ordinary Shares) were held by persons who were not officers, directors or the owners of 5% or more of the Company's outstanding Ordinary Shares. As of March 6, 2020, there were 14 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees These holders of record, including a part of the Company’s shares held by Willi-Food through brokers, represented as of March 19, 2020 approximately 74.32% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

B.	RELATED PARTY TRANSACTIONS

Management Service Agreements.

For information regarding Management Services Agreements with Messrs. Zwi and Joseph Williger through Williger Management Companies, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Management Service Agreements".

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

Currently, we do not intend to pay cash dividends. We currently intend to reinvest any future earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our Board of Directors may deem relevant.

Legal Proceedings

(1)
On February 24, 2016, a motion to certify a derivative action (hereinafter - the “Motion”) was received by Willi-Food. The Motion, filed against all directors and office holders of the Company, was filed with the District Court (Economic Department) in Tel Aviv by Yaad Peer Management Services Ltd. (hereinafter - the “Applicant”), a shareholder of Willi-Food. The Motion deals with the Applicant’s claim for damages suffered by Willi-Food, estimated by the Applicant at approximately $3 million, due to an alleged violation of the directors’ and officers’ fiduciary duty, duty of care and duty of expertise towards Willi-Food in connection with a $3 million investment in a company registered in the Czech Republic and which holds an inactive hotel in the Czech Republic. According to the Applicant, the investment is not related in any way to the activity of the Company and was made to assist the then-current controlling shareholder of Willi-Food in other matters or to cover the then-current controlling shareholder’s other obligations. On August 16, 2018, the Company filed a notice of its intention to file a lawsuit against the office holders in connection with the events which are the subject matter of the derivative action and therefore it is no longer necessary to approve a derivative action. In view of the Company's notice, the Motion was stricken by the court on October 4, 2018 and the case was closed. On November 4, 2018, the Company filed a NIS 4,183,208 lawsuit against the Company’s former controlling shareholder – Mr. Gregory Gurtovoy – and against five (former) Company directors and senior office holders - Israel Joseph Schneerson, Pavel Buber, Iram Ephraim Graiver. Ilan Menachem Admon and Zalman Vigler (hereafter jointly: the “Defendants”). According to the Company, the Defendants conspired to cause the use of millions of NIS of Company funds as collateral to loans extended to foreign private companies related to the Company’s controlling shareholder without obtaining the required approvals from the Company’s organs and without issuing the required report to Company’s shareholders. The lawsuit is based on the claim that an agreement signed by the Company, whereunder it had allegedly invested in the bonds of a Czech company, was not a genuine agreement; rather, it was claimed, the purpose of the agreement was to assist the then-controlling shareholders (Gregory Gurtovoy and others) to secure private loans extended by the Austrian bank Meinl, while using the Company's funds for concealed and inappropriate purposes. The Company demanded that the Defendants compensate the Company for the funds that were not refunded to the Company (in NIS values) plus a compensation at the rate of the alternative yield and a compensation equal to the amounts paid by the Company to enable the refund of the funds. On January 24, 2019, the Defendants filed statements of defense, various motions and a counterclaim against Willi-Food and the Company. In their counterclaim the Defendants claims that they are entitled to funding of their legal defense and/or for indemnification and exemption from the Company in respect of the lawsuit. Since the Defendants are accused of breaching their fiduciary duty to the Company, Company’s management believes that their claims on this matter will be rejected. On December 25, 2019, the Court approved a settlement between Willi-Food and Mr. Ilan Menachem Admon, one of the Defendants, cancelling the mutual claims on behalf of the parties without issuing an order for court costs. The proceedings relating to the other Defendants are continuing with document disclosure. At this preliminary stage, it is not possible to predict the results of the proceedings. A further pre-trial hearing is scheduled for June 4, 2020.

(2)
On July 23, 2017, Mr. Iram Graiver, former CEO of the Company and Willi-Food (hereinafter - “Mr. Graiver”) filed a lawsuit in the Regional Labor Court in Tel Aviv Jaffa (hereinafter - “the Labor Court”) claiming the right to payment of social rights and other compensations from the Company in the total amount of NIS 2,377,305 (USD 687 thousand). On November 26, 2017, the Company filed a statement of defense. On July 27, 2017, the Company filed a separate lawsuit in the Labor Court against Mr. Graiver demanding that he repays funds that he took unlawfully from the Company amounting to NIS 1,694,325 (USD 490 thousand). According to the Company, throughout his term of employment as an office holder of the Company, Mr. Graiver unlawfully took from the company salary, bonus in respect of 2016 and reimbursement of expenses. According to the Company, Mr. Graiver did so while breaching his fiduciary duty and his duty of care towards the Company, as well as provisions of the Companies Law, 5759-1999, which require that payments of the type taken by Mr. Graiver receive approval by the general meeting of the Company’s shareholders, which the Company says was not obtained in this case. On November 26, 2017, Mr. Graiver filed a statement of defense. On November 2, 2017, the court issued a resolution to join the hearings pertaining to the two proceedings described above. A preliminary hearing was held on March 7, 2018. The parties are in the process of document discovery and review. Proof hearing was held on December 18 2019, further proof hearing has yet to be scheduled. At this preliminary stage, it is not possible to predict the result of the proceedings.

(3)
A lawsuit and motion to approve a class action was filed on March 26, 2018 against the Company in the Tel Aviv District Court for allegedly breaching certain consumer protection duties in connection with one of the Company’s products, thereby misleading its customers. The amount claimed in the lawsuit was NIS 2.7 million. On July 16, 2019 the Tel Aviv District Court approved a settlement agreement of the matter in amounts that are not material to the Company.

(4)
A lawsuit and motion to approve a class action was filed on July 22, 2018 against Euro European Dairies Ltd. (former: "Gold-Frost Ltd")  and eight other companies in the Jerusalem District Court for allegedly not complying with the food labelling regulations in connection with one of the Company’s products, thereby misleading consumers. At this stage, the amount claimed in the lawsuit in NIS 4 million. On April 17, 2019, the court approved a settlement agreement in amounts that are not material to the Company.

(5)
On October 29, 2009, the Company and its subsidiary Euro European Dairies Ltd. (former: "Gold-Frost Ltd") (hereafter – the “Companies”) filed a lawsuit in the Rishon-LeZion Magistrates Court demanding the refund of import permit fees from the Ministry of Health in the total amount of approximately NIS 1.3 million.  In a ruling issued on May 13, 2015, the Rishon-LeZion Magistrates Court accepted the position of the Companies that the fees in respect of early registration for food import permits were collected unlawfully and that the Companies and other food importers have independent cause to demand the repayment of the fees that were paid by virtue of the Unjust Enrichment Law, 1979 (hereafter – the “Law”). In addition, a partial exemption from refund was determined in accordance with Section 2 of the Law in respect of an amount equal to 30% of the fee amount, due to the Ministry of Health’s mechanism for regulating imported food, which granted the Companies protection from criminal and civil lawsuits in respect of damage caused to consumers from damaged imported food. As a result of the ruling, the Company received a total of approximately NIS 1.1 million in 2015. After the Ministry of Health appealed the ruling, a partial ruling was issued on April 19, 2017 that upheld the ruling of the Magistrates Court in connection with the refund of fees and the amount of fees to be refunded; however, the question relating to the threshold for proving damage remained outstanding. On November 15, 2015, the Companies filed a second lawsuit against the Ministry of Health for the refund of early registration fees for food import permits in the total amount of approximately NIS 2 million which were paid by the Companies in 2009-2016. On January 1, 2018, the court proposed mediation, and on December 31, 2019 a settlement agreement was signed in which the Company is entitled to receive NIS 0.6 million.

On December 1, 2013, the Companies filed a separate lawsuit in the Rishon-LeZion Magistrates Court against the Ministry of Health demanding the refund of customs clearance fees in the total amount of approximately NIS 2.1 million. The fees were paid to the Ministry of Health in respect of clearance of food products from the port, which, according to the Companies, was in effect carried out by the Customs Authorities with no legal justification and therefore the fees were collected unlawfully. On May 13, 2015, a ruling was issued stating that the closure release fees were collected by the Health Ministry unlawfully. The ruling ordered the Ministry of Health to repay 70% of the fees paid by the companies. On July 8, 2015, appeals were filed by both parties. After several appeals court hearings, the court proposed a mediation proceeding and the parties agreed. On December 31, 2019, a settlement agreement was signed in which a total of NIS 1.3 million will be paid to the Companies. On January 9, 2020, the Magistrate's Court upheld the ruling.

In January 2015, a lawsuit was filed in the court of first instance in Valencia, Spain against Euro European Dairies Ltd . (hereinafter – “Euro European Dairies ”) and against the Company (hereinafter – “the Companies”) by a Spanish food manufacturer (hereinafter – “the Plaintiff”) with whom the Companies entered into an agreement for the production of kosher food products in Spain and for the sale of those products by Euro European Dairies. The lawsuit was filed in connection with a financial dispute in respect of a debt which was allegedly not paid to the Plaintiff; the Plaintiff also demanded that the Companies compensate it for products it had produced upon order from the Companies and which, according to the statement of claim, were not collected and paid for by the Companies, as a result of which the Plaintiff had to destroy them. In July and December 2015, the Companies were served judicial documents in Spanish regarding service of a legal procedure in the court of first instance in Valencia. On March 3, 2016, the court of first instance in Valencia approved the lawsuit against the Companies in an ex parte proceeding and ruled payment by the Companies of approximately Euro 530 thousand. In December 2017, an enforcement order  was received at the Company’s offices. In the order, which was issued on November 22, 2017, the Companies were asked to provide details of assets and/or bank accounts for the purpose of enforcing the ruling in Spain. On October 1, 2018, the parties signed a compromise agreement whereby Euro European Dairies would pay a total of Euro 150 thousand in consideration for the withdrawal of all of the Plaintiff’s claims against it. In October 22, 2018, the court of first instance in Valencia approved the compromise agreement as a Court ruling.

(6)
On January 15, 2018, the Tel Aviv District Attorney’s Office (Taxation and Economics) served indictments against Alexander Granovskyi and Gregory Gurtovoy, former (indirect) controlling shareholders and office holders of Willi-Food, the Company and other companies under its control , and against Joseph Schneerson, former office holder of Willi-Food, the Company and other companies under its control (hereinafter jointly: “the Defendants”). The Defendants are accused of the offenses of theft by manager, fraudulent receipt of goods or services under aggravated circumstances, fraud and breach of trust in a corporation, false registration in corporate documents, reporting offenses under the Israeli Securities Law, non-compliance with the provisions of the Israeli Securities Regulations with the intent of misleading a reasonable investor and offenses under Section 4 of the Prohibition on Money Laundering Law. As mentioned above, the Defendants were former (indirect) controlling shareholders of the Company through their control of BGI or senior office holders in, among others, BGI and B.S.D., Willi-Food and the Company.

Under the pretext of depositing the said companies’ funds with different banks abroad, the Defendants allegedly agreed with said banks that the companies’ funds would be used to secure loans to be extended to foreign private companies related to the Defendants. Under the indictment, approximately $60 million of the said companies’ funds (mostly BGI and B.S.D) were used in this manner. A total of $3 million out of the said amount was allegedly transferred in January 2016 from a company controlled by the Company for an investment that was recorded as an investment in bonds of a hotel in the Czech Republic, while the investment was actually used to secure the repayment of a loan extended to a company which was related to Granovskyi and Gurtovoy. The investment was carried out by W. Capital Ltd. (former: "B.H.W.F.I. Ltd"), a wholly owned subsidiary of the Company (“W. Capital”), pursuant to subscription forms to purchase 300 bonds (of which 225 were actually purchased) with a nominal value of USD 10,000 each (“Subscription Forms”). The Bonds bear an annual interest rate of 6%, payable semi-annually on June 30 and December 31 of each year as of the issue date until the final maturity date of December 31, 2018. The issuer has the right to repay the Bonds with prior notice of 30 days without penalty. On June 30, 2016, the issuer paid the first interest on account of the bond actually purchased by W. Capital in accordance with the terms thereof. On December 30, 2016, W. Capital and the issuer signed an agreement (the “Agreement”) for an early redemption of the bonds for a total of USD 1.8 million that was to be paid by February 15, 2017. Similarly, as part of the terms of the Agreement, the issuer waived all its claims against W. Capital, including an alleged obligation to make an additional investment in bonds up to an aggregate amount of USD 5 million (as stated above, an amount of USD 2.25 million was invested in the past). On March 21, 2017, a first payment in the amount of USD 200 thousand was received. In view of the uncertainty relating to the collection of the remaining balance of the debt, the Company recorded a loss of USD 1.6 million in the financial statements for the year 2016. On July 6, 2017, a second payment in the amount of USD 400 thousand was received and therefore the Company recorded in its financial statements a finance income at an amount equal to the amount of the Second Payment. On March 26, 2018, a third payment in the amount of USD 1,145 thousand was received by the Company, and therefore, the Company recorded in its financial statements a finance income at an amount equal to the amount of the third Payment.

(7)
In March 2019, the Yavne, Israel municipality issued an amended municipal taxes assessment (hereafter – the “Assessment”) in respect of an asset located in Yavne which the Company operates. As part of the Assessment, land with an area of 3,600 square meters was added to the amount of the Assessment. The municipality also amended the Assessment retroactively in respect of the years 2016-2018, such that according to the municipality the additional amount required for payment amounts to NIS 734,186 as of the end of 2019. Following the said amendment of the Assessment, the Company appealed the Assessment and the additional amount payable in respect of 2019 and thereafter and objected to the municipality’s decision to apply the amendment of the Assessment retroactively to 2016-2018 contrary to a valid compromise agreement which signed on 2015. As part of the negotiations that were conducted at the same time as the legal proceedings, an outline of a compromise was reached with the municipality whereby the Company will pay a total of NIS 380 thousand in settlement of all of the claims made by the municipality with regard to the additional land as mentioned above through December 31, 2020.

(8)
A lawsuit and motion to approve a class action was filed on July 17, 2019 against the Company and 11 other respondents in the Jerusalem District Court for allegedly not complying with food labelling standards in connection with one of its products, thereby misleading consumers. The applicant claimed generally that the respondents have jointly caused monetary damages of NIS 5 million and more than NIS 3 million to him and the other members of the plaintiff group. The Company filed an application to dismiss the motion in limine. On March 5. 2020 a pre-trial hearing was held, during which the court recommended that the parties consent to withdraw the motion to approve, until March 19, 2020. At this preliminary stage, it is difficult to assess the chances that the motion and the lawsuit will be successful.

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

Purposes and Objects of the Company

We are an Israeli public company registered under the Israeli Companies Law as G. Willi-Food International Ltd.; registration number 52-004320-9.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2019 tax year.

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

An individual who is a substantial shareholder is subject to tax at a rate of 30% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder.  The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold.  In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date, he or she had been a substantial shareholder.

An additional income tax at a rate of 3% will be imposed on high earners individuals whose annual income or capital gain in 2019 exceeds NIS 649,560 (USD 187,951).

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

Taxation of Non-Israeli Residents

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the Tel Aviv Stock Exchange and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption would not be available to non-Israeli residents dealing in securities in Israel which would be subject to Israeli tax at the rates applicable to business income (at the corporate tax rate for a corporation (23% in 2018 and 23% in 2019) and the marginal tax rate, of up to 50% for an individual in 2018 and in 2019.

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

         We believe that we were not classified as a PFIC for the taxable year ended on December 31, 2019. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2020 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

The table below details the sensitivity analysis in respect to exposure relating to exchange rate risk:

	Gain (loss) from exchange rate change NIS thousands		Fair net NIS thousands	Gain (loss) from exchange rate change NIS thousands
Change in exchange rate USD	(10%) (2,440)	(5%) (1,220)	24,400	5% 1,220	10% 2,440
Change in exchange rate EURO	(10%) (250)	(5%) (125)	2,502	5% 125	10% 250

Credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Despite the Company's large number of clients (approximately 1,250) a major and significant part of its sales are made to only a limited number of customers (mainly in large retail supermarket chains). The Company generally does not require and does not receive collateral from those major customers. However, it does require and receive collateral from most of the remainder of its clients to insure security of collecting payments. The Company maintains an allowance for doubtful debts, based upon factors surrounding the credit risk of specific customers, historical trends and other information which management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of the Company's major clients defaults on its payment obligations to us, the Company will not possess sufficient collateral to collect the entire debt. The Company strives to minimize the credit risks by constantly reviewing the credit it extends to customers versus the collateral it receives. As a result, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so in the future.

Interest rate risk: The Company invests part of its cash reserves in instruments that bear fixed interest rate. The Company, as part of its investing policy, invests part of its cash reserves in bonds and convertible debentures that bears fixed interest rate; as a result, the Company is espoused to changes in interest rates.

The table below details the sensitivity analysis in respect to exposure relating to investments in instruments with fix interest rates:

	Gain (loss) from interest change NIS thousands		Fair value NIS thousands	Gain (loss) from interest change NIS thousands
Change in Interest as % of interest rate	(10%)	(5%)		5%	10%
Increase\decrease in financial Income	(10,427)	(5,213.5)	104,275	5,213.5	10,427

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended).  These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2019.  Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to meet these objectives.

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

Our management (with the participation of the CEO and CFO) assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In conducting its assessment of internal control over financial reporting, management used the criteria established in "Internal Control - Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2019 based on these criteria.

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

(d) Changes in Internal Control over Financial Reporting.

 There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM16A. --	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Einav Brar, Idan Ben-Shitrit, and Victor Bar are the “Audit Committee Financial Experts” for the Company, as such term is defined in Item 16A of Form 20-F.  Mrs. Brar, Mr. Ben-Shitrit, and Mr. Bar each serve on the Company’s Audit Committee and are “Independent Directors” as defined in the Nasdaq listing standards applicable to us.

ITEM 16B. --	CODE OF ETHICS

A copy of the Code of Ethics for the Company that applies to all directors, officers and other employees of the Company is available for review on the Company’s website at www.willi-food.com.

ITEM 16C. --	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for professional services and other services rendered by BDO Ziv Haft ("BDO"), the Company’s independent public accounting firm, in 2019.

	NIS 2019	USD 2019
Audit Fees and Tax Fees (1)(2)	340,000	86,805
All Other Fees (3)	40,000	11,574
TOTAL	380,000	98,379

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

(3)      All Other Fees include due diligence performed for the purpose of purchasing a company in the food industry.

During fiscal year 2019, the external auditor performed additional services, other than auditing and tax services, which amounted to NIS 40 thousands. These services did not exceed 45% of the total fee of the external auditor and the audit fee for accounting represents more than 50% of the external auditor's total revenue from the Company.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee’s specific responsibilities in carrying out its oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company include the approval of audit and non-audit services to be provided by the external auditor. The audit committee approves in advance the particular services or categories of services to be provided to the Company during the following yearly period and also sets forth a specific budget for such audit and non-audit services. Additional non-audit services may be pre-approved by the audit committee.

ITEM 16D. --	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. --	PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

The Board of Directors of the Company authorized a share repurchase program on the November 15, 2018. The aforementioned program permits the Company to repurchase the Company's Ordinary Shares for six months following the Board's decision with an aggregate purchase price of up to US$ 1 million.

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

   Pursuant to this repurchase program, from January 1, 2019 to the termination of the program on June 30, 2019, the Company repurchased 23,898 Company's ordinary shares, in the amount of USD 169,800.

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

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.  EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (4)
1.2	Articles of Association of the Company, as amended on March 20, 2014 (4)
2.1	Specimen of Certificate for ordinary shares (1)
†4.3	Transfer Agreement between the Company and Gold Frost dated February 16, 2006 (2)
†4.4	Lease agreement for Logistics Center between the Company and Gold Frost dated February 16, 2006 (2).
4.5	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto. (3)
†4.6	Agreement between G. Willi-Food International Ltd., Zvi V. & Co. Company Ltd. and Yossi Willi Management and Investment Ltd., dated April 24, 2018 (*)
4.7	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (*)
8.1	Subsidiaries of the Company (*)
12.1	Certification of CEO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
12.2	Certification of CFO of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
13.1	Certification of CEO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
13.2	Certification of CFO of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
15.(a).1	Consent of independent registered public accounting firm (*)
15.(a).2	Consent of independent registered public accounting firm (*)

†	English translations from Hebrew original.

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.

(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

(3)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.

(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.
(*)	Filed Herewith

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	F-2 - F-3

Financial Statements:

Statements of financial position	F-4 - F-5

Statements of Income	F-6

Statements of comprehensive Income	F-7

Statements of Changes in Equity	F-8

Statements of Cash Flows	F-9 - F-10

Notes to the Financial Statements	F-11 - F-55

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of
G. Willi-Food International Ltd.
Yavne, Israel

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of G. Willi-Food International Ltd (the “Company”) and subsidiaries as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the two years in the period ended, December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr)
BDO Member Firm

Tel Aviv, Israel
March 19, 2020

We have served as the Company's auditor since 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
G. Willi-Food International Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity and cash flows of G. Willi-Food International Ltd. and subsidiaries (the "Company") for the year ended December 31, 2017, (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of a Matter

We draw attention to Note 21(J) of the financial statements describing an indictment served against former controlling shareholders of the Company. According to the indictment, the defendants fraudulently transferred USD 3 million from a bank account of a subsidiary of the Company in favor of an investment in bonds of a European company, while the investment was used to secure the repayment of a loan extended to companies affiliated with the defendants. Similarly, we draw attention to Note 21(A) of the financial statements describing a motion to certify a derivative action which was filed in February 2016 against the Company's directors and officers.

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
A Firm in the Deloitte Global Network

Tel Aviv, Israel
April 29, 2018

We began serving as the Company’s auditor in 1994. In 2018, we became the predecessor auditor.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		December 31,
	Note	2 0 1 9	2 0 1 8	2 0 1 9 (*)
		NIS	NIS	US Dollars

Assets

Current assets
Cash and cash equivalents	4a	121,860	134,287	35,260
Financial assets at fair value through profit or loss	4b	141,543	137,904	40,956
Loans to others	4d	17,650	-	5,107
Trade receivables, Net	4c	133,039	98,017	38,495
Other receivables and prepaid expenses	4e	9,360	3,744	2,708
Inventories	4f	71,548	49,289	20,703
Current tax assets		-	862	-
Total current assets		495,000	424,103	143,229

Non-current assets
Property, plant and equipment		81,402	79,611	23,554
Less -accumulated depreciation		43,881	40,219	12,697
	7	37,521	39,392	10,857

Right of use asset	6	3,860	-	1,117
Goodwill		36	36	10
Deferred taxes	10b	818	2,882	237
Total non-current assets		42,235	42,310	12,221

Total assets		537,235	466,413	155,450

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)
(Cont.)

		December 31,
	Note	2 0 1 9	2 0 1 8	2 0 1 9(*)
		NIS	NIS	US Dollars
Equity and liabilities

Current liabilities
Current maturities of lease liabilities	6	1,675	-	485
Trade payables	8a	24,650	16,239	7,133
Employees Benefits	9b	2,911	2,577	842
Current tax liabilities		3,750	-	1,085
Other payables and accrued expenses	8b	9,195	5,882	2,661
Total current liabilities		42,181	24,698	12,206

Non-current liabilities
Lease liabilities	6	2,212	-	640
Retirement benefit obligation	9c	1,486	836	430
Total non-current liabilities		3,698	836	1,070

Shareholders' equity	12
Share capital		1,425	1,425	412
Additional paid in capital		128,354	128,354	37,139
Capital fund		247	247	71
Treasury shares		(628)	-	(182)
Retained earnings		362,987	311,476	105,031
Re-measurement of the net liability in respect of defined benefit		(1,029)	(623)	(297)
Equity attributable to Shareholders' of the Company		491,356	440,879	142,174

Total equity and liabilities		537,235	466,413	155,450

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

The financial statements were approved by the board of directors of the company on March 19, 2020.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(NIS in thousands)

		Year ended December 31,
	Note	2 0 1 9	2 0 1 8	2 0 1 7	2 0 1 9 (*)
		NIS	NIS	NIS	US Dollars

Revenue	13a	395,637	338,245	311,978	114,478
Cost of sales	13b	271,784	240,032	237,645	78,641
Gross profit		123,853	98,213	74,333	35,837

Operating costs and expenses
Selling expenses	13c	55,490	43,823	42,090	16,056
General and administrative expenses	13d	21,067	16,686	15,839	6,096
Other Income	14	-	(69)	(361)	-
		76,557	60,440	57,568	22,152

Operating profit		47,296	37,773	16,765	13,685

Finance Income	15a	20,966	(7,212)	17,937	6,067
Finance expense	15b	3,016	(2,256)	3,769	873
Finance Income (expense), net		17,950	(4,956)	14,168	5,194

Profit before taxes on Income		65,246	32,817	30,933	18,879
Taxes on Income	10c	(13,735)	(7,850)	(5,910)	(3,975)

Net Income		51,511	24,967	25,023	14,904

Earnings per share:
Basic/ diluted earnings per share		3.90	1.89	1.89	1.13

Shares used in computation of basic/ diluted EPS		13,217,017	13,240,913	13,240,913	13,217,017

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7	2 0 1 9 (*)
	NIS	NIS	NIS	US Dollars

Net Income	51,511	24,967	25,023	14,904

Other comprehensive Income (Expenses)

Re-measurement of net liabilities with respect to a defined benefit which will not be classified in the future as profit or loss, net of tax	(406)	331	(446)	(117)

Other comprehensive Income for the year	(406)	331	(446)	(117)

Total comprehensive Income for the year	51,105	25,298	24,577	14,787

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Additional paid in capital	Measurement of the net liability in respect of defined benefit	Capital fund	Retained earnings	Treasury shares	Total shareholders' equity

Balance - January 1, 2017	1,425	128,354	(508)	247	261,486	-	391,004
Profit for the year	-	-	-	-	25,023	-	25,023
Measurement of the net liability in respect of defined benefit	-	-	(446)	-	-	-	(446)
Total comprehensive Income for the year	-	-	(446)	-	25,023	-	24,577

Balance - December 31, 2017	1,425	128,354	(954)	247	286,509	-	415,581
Profit for the year	-	-	-	-	24,967	-	24,967
Measurement of the net liability in respect of defined benefit	-	-	331	-	-	-	331
Total comprehensive Income for the year	-	-	331	-	24,967	-	25,298

Balance - December 31, 2018	1,425	128,354	(623)	247	311,476	-	440,879
Profit for the year	-	-	-	-	51,511	-	51,511
Purchase of treasury shares	-	-	-	-	-	(628)	(628)
Measurement of the net liability in respect of defined benefit	-	-	(406)	-	-	-	(406)
Total comprehensive Income for the year	-	-	(406)	-	51,511	(628)	50,477

Balance - December 31, 2019	1,425	128,354	(1,029)	247	362,987	(628)	491,356

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7	2 0 1 9 (*)
	NIS	NIS	NIS	US Dollars

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	51,511	24,967	25,023	14,904
Adjustments to reconcile net profit to net cash used in (used to) continuing operating activities (Appendix A)	(54,077)	2,074	(10,584)	(15,647)

Net cash used in (used to) continuing operating activities	(2,566)	27,041	14,439	(743)

Cash flows - investing activities
Acquisition of property plant and equipment	(1,791)	(2,143)	(2,650)	(518)
Proceeds from sale of property plant and Equipment	-	415	361	-
Loans granted to others	(43,650)	-	-	(12,630)
Proceeds from loans granted to others	26,000	-	-	7,523
Proceeds of non-current financial assets	-	3,970	2,168	-
Proceeds from sales of marketable securities, net	11,336	(8,058)	(30,833)	3,280

Net cash used to continuing investing activities	(8,105)	(5,816)	(30,954)	(2,345)

Cash flows - financing activities
Lease liability payments	(1,128)	-	-	(326)
Acquisition of treasury shares	(628)	-	-	(182)

Net cash used to continuing financing activities	(1,756)	-	-	(508)

Increase (decrease) in cash and cash equivalents	(12,427)	21,225	(16,515)	(3,596)
Cash and cash equivalents at the beginning of the financial year	134,287	113,062	129,577	38,856
Cash and cash equivalents of the end of the financial year	121,860	134,287	113,062	35,260

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7	2 0 1 9 (*)
	NIS	NIS	NIS	US Dollars
Cash flows from operating activities

A. Adjustments to reconcile net profit to net cash from operating activities

Decrease (Increase) in deferred income taxes	2,064	(2,379)	1,851	597
Unrealized loss (gain) on marketable securities	(14,972)	13,673	(7,760)	(4,332)
Depreciation and amortization	4,815	3,614	3,682	1,393
Capital gain on disposal of property plant and equipment	-	(69)	(361)	-
Gain from non - tradable financial assets	-	-	(5,368)	-

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(39,775)	(7,898)	(5,034)	(11,508)
Decrease (increase) in inventories	(22,259)	(9,390)	1,978	(6,441)
Increase in trade and other payables, and other current liabilities	16,050	4,523	428	4,644

	(54,077)	2,074	(10,584)	(15,647)

B. Significant non-cash transactions:

Supplemental cash flow information:

Income tax paid	9,999	7,711	5,926	2,893

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

During 2019, the company began to engage in the non-bank credit field (“credit extension activity”). This activity is executed and managed through W.F.D (Import, Marketing and Trading) a wholly-owned and controlled subsidiary of the Company. The activity is funded from the Group’s own resources and executed in parallel to the existing activity of importing, marketing and distributing food products.

The Company is a subsidiary of Willi-Food Investments Ltd. ("the Parent Company"). The shares of the Parent Company are registered for trade on the Tel-Aviv Stock Exchange.

B.	Definitions:

The Company	-	G. WILLI‑FOOD INTERNATIONAL LTD.
The Group	-	The Company and its Subsidiaries, a list of which is presented in Note 5.
The Parent Company	-	Willi-Food Investments Ltd

Related Parties	-	As defined in IAS 24.

NIS	-	New Israeli Shekel.

CPI	-	The Israeli consumer price index.

US Dollars or $	-	The U.S. dollar.

Euro	-	The official currency of the European Union.

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying international accounting standards (IFRS):

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The significant accounting policies detailed below were applied on a consistent basis for all reporting periods presented in the financial statements, except for changes in accounting policies that were due to the application of standards, amendments to standards and interpretations that took effect on the date of the financial statements, and the application of standards, amendments to standards and interpretations, as detailed in Note 2T below.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	The period of the Company’s operating cycle and the presentation of the statement of financial position:

The Group presents assets and liabilities in the statement of financial position based on the settlement and maturity dates of its assets and liabilities.

In the opinion of the Group, in view of the nature of its business in the field of importation of goods, such presentation provides more reliable and relevant information. The period of the Company’s operating cycle is 12 months.

C.	Analysis of expenses by function:

The Company presents its expenses in the statement of profit or loss and other comprehensive income in accordance with the nature of those expenses. In the opinion of the Group, in view of the Group’s organizational structure, this classification of expenses provides more reliable and relevant information.

D.          Foreign currencies:

(1)	Functional currency and presentation currency

The financial statements of each of the Group’s companies are drawn up in the currency that best reflects the economic environment in which that Group company operates (hereafter – the “Functional Currency”). for the purpose of inclusion in the consolidated financial statements, the operating results and financial position of each of the Group’s companies are presented in New Israeli Shekels which is the Company’s functional currency. The Group’s consolidated statements of financial position are presented in New Israeli Shekels.

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

Exchange differences are recognized in profit or loss in the period in which they arise.

(4)       Convenience translation

The balance sheet as of December 31, 2019 and statement of Income, statement of other comprehensive Income and statement of cash flows for the year then ended have been translated into US Dollar using the representative exchange rate as of that date (US Dollar 1.0 = NIS 3.456). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements and in their accompanying notes should not be construed as representing amounts receivable or payable in US Dollars or convertible into US Dollars but only a convenience translation of reported NIS amounts into US Dollars, unless otherwise indicated. The convenience translation supplementary financial data is unaudited and is not presented in accordance with IFRS.

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

F.          Basis of consolidation:

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

All intra-group transactions, balances, Income and expenses are eliminated in full on consolidation.

G.	Goodwill:

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

H.	Property, plant and equipment:

Property, plant and equipment are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The group presents its property, plant and equipment items according to the cost model.

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

H.          Property, plant and equipment: (Cont.)

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

I.	Inventories:

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

Cost is calculated using the weighted average cost method.

J.	Financial assets:

(1)	General

Financial assets are recognized in the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets (other than financial assets at fair value through profit or loss) are added to or deducted from the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognized immediately in profit or loss.

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets: (Cont.)

(2)	Classification of financial assets

Amortized cost and effective interest method

Debt instruments that meet the following conditions are measured subsequently at amortized cost:

 • The financial asset is held within a business model whose objective is to hold financial    assets in order to collect contractual cash flows; and

 • the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any loss allowance.

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period.

For financial assets other than purchased or originated credit-impaired financial assets, interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset. If, in subsequent reporting periods, the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset. For purchased or originated credit-impaired financial assets, the Group recognizes interest income by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition.

Financial assets at FVTPL

Financial assets at FVTPL are measured at fair value at the end of each reporting period. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset. Fair value is determined in the manner described in note 17H.

(3)	Impairment of financial assets

The Group recognizes a loss allowance for expected credit losses on trade receivables. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. The Group always recognizes lifetime ECL (expected credit losses) for trade receivables. The expected credit losses on these financial assets are estimated using the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets: (Cont.)

(3)	Impairment of financial assets (Cont.)

Significant increase in credit risk

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Forward-looking information considered includes the future prospects of the industries in which the Group’s debtors operate, obtained from economic expert reports, financial analysts, governmental bodies, relevant think-tanks and other similar organizations.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

• An actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

• Significant deterioration in external market indicators of credit risk for a particular financial instrument.

• existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

• An actual or expected significant deterioration in the operating results of the debtor;

• An actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 120 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

A financial instrument is determined to have low credit risk if the financial instrument has a low risk of default; the debtor has a strong capacity to meet its contractual cash flow obligations in the near term; and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

Definition of default

The Group considers an event of default for internal credit risk when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors in full (without taking into account any collateral held by the Group).

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets: (Cont.)

(3)	Impairment of financial assets (Cont.)

Write-off policy

The Group writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over 3 years past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss

Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, loss given default and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date.

K.	Financial liabilities and equity instruments issued by the Group:

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

(3)	Treasury shares

The cost of Company shares held by the Company or its consolidated companies is deducted from shareholders’ equity as a separate component.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Derivative financial instruments:

The Group uses a variety of derivative financial instruments to manage the exposures exchange rate fluctuations. Among others, the Group buys foreign exchange forward contract (Euro Vs NIS and US Dollar Vs NIS).

Derivative financial instruments are initially recognized at the date the derivatives are entered into and are subsequently remeasured to their fair value at the end of each reporting period. Re-measurement of derivative financial instruments is generally recorded in the statement of profit or loss.

M.	Revenue recognition:

IFRS 15 – “Revenue from Contracts with Customers” is mandatory for reporting periods starting on January 1, 2018. The Comparative figures relating to the year ended December 31, 2017 are presented in accordance with the provisions of IAS 18 which was effective prior to the application of IFRS 15.

Revenue is measured and recognized in accordance with the fair value of the entire amount of proceeds receivable under the terms of the contract, net of the amounts collected on behalf of third parties (such as taxes).

Revenue is recognized in the consolidated statements of profit or loss to the extent that it is probable that the economic benefits will flow to the Group, and to the extent that the revenues and costs, if relevant, can be reliably measured.

Recognition of revenue from sale of goods

The Group is mainly engaged in the sale of food products in the Israeli market. Revenue from sale of goods is recognized when control of the goods has transferred to the buyer, being when the goods arrived to the buyer’s specific location. Upon receipt of the goods, the buyer has full discretion over the distribution channels and price to sell the goods; the buyer has principal responsibility upon sale of the goods and it bears the risks of obsolescence and/or loss of the goods. After delivery of the goods, the Group recognizes receivables in respect of the sale since as of that point in time the consideration is unconditional.

In most cases, the Group enables specific customers to return products which they have not sold, despite that there is no agreement between the Group and its customers regarding such returns and the Group does not have such policy. Accordingly, the Group recognizes a provision for return of goods against a decrease in revenues and a corresponding inventory asset against the right to return the goods. The amount of the asset is determined based on the lower of cost of net realizable value. Past experience is used by the Group to estimate the number of returns. Based on past experience, the Group estimates, with a high level of probability that no significant portion of revenue recognized in respect of sale of goods will be reversed.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Leases:

The Group as lessee

The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise:

• Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;

• Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

The lease liability is presented as a separate line in the consolidated statement of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Group re-measures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

• The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is re-measured by discounting the revised lease payments using a revised discount rate.

• The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is re-measured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

• A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is re-measured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Group did not make any such adjustments during the periods presented

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Leases: (Cont.)

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset.

The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Property, Plant and Equipment’ policy.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

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

P.	Taxation:

(1)	General

Income tax expenses (income) include the total current taxes and the total change in deferred taxes balances, except for deferred taxes arising from transactions carried directly to equity and from business combinations.

(2)	Current tax

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

The Group offsets current tax assets and liabilities if there is an enforceable legal right to offset current tax assets and liabilities that were recognized and an intention to settle the asset and the liability on a net basis, or to realize the asset and settle the liability simultaneously.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Taxation: (Cont.)

(3)	Deferred tax

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

Q.	Employee benefits:

(1)	Post-Employment Benefits

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Employee benefits: (Cont.)

(1)	Post-Employment Benefits (Cont.)

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Employee benefits: (Cont.)

(3)	Long-term employee benefits

Long-term employee benefits are benefits which are not expected to be settled wholly within 12 months after the end of the annual period in which the employee renders the relevant service, and which do not constitute post-employment or termination benefits.

The Group’s long-term employee benefits include a liability in respect of redemption of severance pay. The expenses in respect of those benefits are carried to profit or loss in accordance with the projected unit credit method, while using actuarial valuations carried out at the end of each reporting period. The present value of the Group’s liability in respect of redemption of severance pay is determined by discounting the projected cash flow in respect of the plan by market yields of high-quality corporate bonds denominated in the currency in which the other long-term employee benefits will be paid, with terms to maturity and settlement dates that approximate those of those benefits.

R.	Earnings (loss) per share:

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

S.	Exchange Rates and Linkage Basis:

(1)
Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel that were prevailing at the balance sheet date.

(2)	Following are the changes in the representative exchange rate of the US dollars vis-a-vis the NIS and in the Israeli CPI:

	Representative exchange rate	Representative exchange rate	CPI “in
	of the Euro	of the dollar	respect of”
	(NIS per €1)	(NIS per $1)	(in points)
As of:
December 31, 2019	3.88	3.46	100.8
December 31, 2018	4.29	3.75	100.2
December 31, 2017	4.15	3.47	99.4

Increase (decrease) during the:	%	%	%
Year ended:
December 31, 2019	(9.6)	(7.8)	0.6
December 31, 2018	3.4	8.1	0.8
December 31, 2017	2.7	(9.8)	0.4

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.
New Financial reporting standards, interpretations published and amendments to existing standards:

IFRS 16 – Leases

The new standard, which came into effect on January 1 2019 (hereafter – “First Time Application Date”), revokes IAS 17 “Leases” and its interpretations and sets out the principles for the recognition, measurement, presentation and disclosure of leases with regard to both parties to the transaction, i.e., the customer (“Lessee”) and the supplier (“Lessor”).

The new standard cancels the former distinction relating to a Lessee, between finance leases and operating leases and determines a uniform accounting model with regards to all types of leases. In accordance with the new model, for any leased asset, the Lessee is required to recognize, on the one hand, an asset for the right of use and on the other hand, a financial liability for the lease fees’ present value. The provisions relating to the recognition of an asset and liability, as aforesaid, shall not apply to assets which are leased for a term of up to 12 months, and with regards to leases of low value assets (such as personal computers).

The Group opted not to retrospectively adjust the comparative figures. The respective comparative figures in respect of the years ended December 31 2018 and 2017 are presented in accordance with the provisions of IAS 17 and its interpretations.

On First Time Application Date, leases of company vehicles, which were accounted for as operating leases, were recognized in the Group’s statement of financial position as assets and liabilities, as follows:

•
The lease liabilities were recognized and measured on First Time Application date at the present value of the remaining lease payments, discounted by the Group’s incremental borrowing rate for each lease on First Time Application Date.

•	The right-of-use assets were recognized and measured on First Time Application Date by an amount equal to the lease liabilities.

•
The weighted average of the Group’s incremental borrowing rate used to discount the lease liabilities recognized in the statement of financial position on First Time Application Date is 2.7%. The discount rates are based on the lessee’s incremental borrowing rate for each lease, as a function of the lease amount, its average duration and the nature of the leased asset.

The Company opted to apply the standard while implementing the expedients made available in the transition provisions, as follows:

•	The Group uses a uniform discount rate to a portfolio of leases with reasonably similar characteristics;

•	The Group does not apply the provisions of the standard to leases whose lease period ends within 12 months from First Time Application Date.

•	The Group does not include direct initial costs when measuring the right-of-use asset on First Time Application Date.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.       New Financial reporting standards, interpretations published and amendments to existing    standards: (Cont.)

IFRS 16 – Leases (Cont.)

Impact on assets and liabilities as at January 1, 2019

The leased asset	Right of use asset	Current maturities of lease liabilities	Long term lease liabilities
Nis in thousands
Vehicles	2,302	944	1,358
Total	2,302	944	1,358

Impact on assets and liabilities as at December 31, 2019

The leased asset	Right of use asset	Current maturities of lease liabilities	Long term lease liabilities
Nis in thousands
Vehicles	3,860	1,675	2,212
Total	3,860	1,675	2,212

Impact on profit or loss for the year ended December 31, 2019

The leased asset	Decrease in lease expenses	Increase in depreciation expenses	Total increase in income from operation activities	Increase in finance expenses	Decrease in tax expenses	Total decrease in income for the year
Nis in thousands
Vehicles	(1,193)	1,153	40	65	(6)	(18)
Total	(1,193)	1,153	40	65	(6)	(18)

NOTE 3   -       SIGNIFICANT ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESTIMATION

A.	General:

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

Revenue recognition - the Group's has revenues amounted to NIS 394,707 thousands in the year ended December 31, 2019 (NIS 338,245 thousands in the year ended December 31, 2018) for selling food products. Although, in general, the Group does not grant rights of return, its enable for certain customers from time to time to return products. The Group assesses the expected customer returns according to specific information in its possession and its past experience in similar cases. As a result, the revenues that company has recognized includes provisions to returns. (Note 4c)

Slow moving inventory - The group records a provision for slow moving inventory in respect of inventory items estimated by management not to be realized due to expiration date. The slow-moving inventory is based on the historic realization rate of the respective item as well as on management's estimate with respect to its future realization rate. (Note 4f)

Contingent liabilities and legal proceedings- In estimating the likelihood of the outcome of legal claims filed against the Company and its investees, management considers the facts and circumstances, as well as the opinion of company's legal counsel. These estimates are based on professional judgment, taking into account, inter alia, the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

NOTE 4   -       CURRENT ASSETS

A.	Cash and cash equivalents - composition:

	December 31,
	2 0 1 9	2 0 1 8	2 0 1 9
	NIS	NIS	US Dollars

Cash in bank	53,619	54,699	15,515
Short-term bank deposits	68,241	79,588	19,745
	121,860	134,287	35,260

B.	Financial assets at fair value through profit or loss:

	December 31,
	2 0 1 9	2 0 1 8	2 0 1 9
	NIS	NIS	US Dollars
Financial assets carried at fair value through profit or loss (FVTPL):
Shares	14,583	32,931	4,220
Governmental loan and other bonds	121,091	98,187	35,038
Certificate of participation in mutual fund	5,869	6,786	1,698
	141,543	137,904	40,956

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4   -       CURRENT ASSETS (Cont.)

C.	Trade receivables:

(1)	Composition
	December 31,
	2 0 1 9	2 0 1 8	2 0 1 9
	NIS	NIS	US Dollars

Open accounts (*)	121,088	83,224	35,037
Credit cards	64	5	19
Checks receivables	15,087	17,158	4,365
Less – loan loss provision	(3,200)	(2,370)	(926)
	133,039	98,017	38,495

(*)	Less provision for returns in the sum of NIS 3,394 (as of December 31, 2018 - NIS 2,273).

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

From total trade receivables balances as of December 31, 2019, the sum of NIS 14,142 Thousands is with respect to debt owed by significant customers. The Group does not have additional customers whose purchase from the Company exceeds 10% of the Revenues for the year ended December 31, 2018 (in 2018 - NIS 10,271 Thousands).

The average credit period on sales of goods for 2019 is 92 days.

	Trade receivables- days past due
	Nis in thousands
As of:	Not past due	<30	31-60	61-90	>90	Total
December 31, 2019	91,789	20,427	6,371	1,182	4,713	124,482
December 31, 2018	60,414	15,083	4,820	2,101	3,079	85,497

(2)        Changes in the allowance for doubtful debts:

	December 31,
	2 0 1 9	2 0 1 8	2 0 1 9
	NIS	NIS	US Dollars

Balance at beginning of the year	2,370	2,381	686
Change in allowance doubtful debts	830	(11)	240
Balance at end of the year	3,200	2,370	926

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 4   -       CURRENT ASSETS (Cont.)

                    D.            Loans to others:

	2 0 1 9	2 0 1 9
	NIS	US Dollars

January 1, 2019	-	-
Loans granted to others (*)	43,650	12,630
Payment of loans granted to others	(26,000)	(7,523)
December 31, 2019	17,650	5,107

(*) The interest rate given varies from 5%-8%. Interest income from loans granted to others amounted in 2019 to NIS 930 thousands.

E.	Other receivables and prepaid expenses:

	December 31,
	2 0 1 9	2 0 1 8	2 0 1 9
	NIS	NIS	US Dollars

Prepaid expenses	861	730	249
Income receivables	1,634	429	473
Advances to suppliers	1,207	1,051	349
Government authorities	3,023	-	875
Forward transaction	439	-	127
Others	2,196	1,534	635
	9,360	3,744	2,708

F.	Inventories:

	December 31,
	2 0 1 9	2 0 1 8	2 0 1 9
	NIS	NIS	US Dollars

Finished products	62,524	44,183	18,092
Merchandise in transit	9,024	5,106	2,611
	71,548	49,289	20,703

The inventories are presented net of slow-moving inventory provision in the amount of NIS 2,743 thousand and NIS 1,681 thousand on fiscal 2019 and fiscal 2018, respectively.

NOTE 5   -       INVESTMENTS IN SUBSIDIARIES

 The consolidated financial statements include the financial statements of the following Subsidiaries:

Subsidiary	Location	Jurisdiction of Organization	Company's Ownership Interest and Voting Rights
			December 31,
			2 0 1 9	2 0 1 8

Euro European Dairies Ltd. (Former: "Gold-Frost Ltd")	Israel	Israel	100.0%	100.0%
W.F.D. (Import, Marketing and Trading) Ltd.	Israel	Israel	100.0%	99.0%
W.Capital Ltd.	Israel	Israel	100.0%	100.0%

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 6   -       Leases

(1)	General

The Group enters into agreements for the lease of vehicles for periods of 3 years.

The Group’s lease payment liability is secured by the lessor’s legal ownership of the assets.

(2)	Right to use asset

	2 0 1 9	2 0 1 9
	NIS	US Dollars
Cost:
January 1, 2019	-	-
Initial application of IFRS 16	2,302	666
Additions	2,711	784
December 31,2019	5,013	1,450

	2 0 1 9	2 0 1 9
	NIS	US Dollars
Accumulated depreciation:
January 1, 2019	-	-
Depreciation	1,153	333
December 31,2019	1,153	333

	December 31
	2 0 1 9	2 0 1 9
	NIS	US Dollars
Net book value
December 31,2019	3,860	1,117

(3)	Amounts recognized in profit or loss

	December 31
	2 0 1 9	2 0 1 9
	NIS	US Dollars

Depreciation expense on right-of-use assets	1,153	333
Interest expense on lease liabilities	65	19
Cancellation of rental expenses	(1,193)	(345)
	25	7

As of December 31, 2019, the Group is committed to NIS 3,887 thousands (USD 1,125 thousands) for short and long-term leases.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 7   -       PROPERTY PLANT AND EQUIPMENT

Composition:
		Machinery		Computers
	Land and	and	Motor	and	Office
	Building	equipment	Vehicles	equipment	Furniture	Total
Consolidated Cost:
Balance -January 1, 2018	54,487	5,093	12,555	4,780	1,683	78,598
Changes during 2018:
Additions	592	407	815	264	65	2,143
Dispositions	-	-	(1,130)	-	-	(1,130)

Balance - December 31, 2018	55,079	5,500	12,240	5,044	1,748	79,611
Changes during 2019:
Additions	359	205	762	390	75	1,791
Dispositions	-	-	-	-	-	-

Balance - December 31, 2019	55,438	5,705	13,002	5,434	1,823	81,402

Accumulated depreciation:
Balance - January 1, 2018	18,701	3,744	10,147	3,909	888	37,389
Changes during 2018:
Additions	1,826	404	1,079	241	64	3,614
Dispositions	-	-	(784)	-	-	(784)
Balance - December 31, 2018	20,527	4,148	10,442	4,150	952	40,219
Changes during 2019:
Additions	1,905	417	1,034	237	69	3,662
Dispositions	-	-	-	-	-	-
Balance - December 31, 2019	22,432	4,565	11,476	4,387	1,021	43,881

Net book value:
December 31, 2019	33,006	1,140	1,526	1,047	802	37,521

December 31, 2018	34,552	1,352	1,798	894	796	39,392

Net book value (Dollars in thousands):
December 31, 2019	9,550	330	442	303	232	10,857

December 31, 2018	9,998	391	520	259	230	11,398

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 8   -       DETAILS OF CURRENT LIABILITIES

A.	Trade payables:
	December 31,
	2019	2018	2019
	NIS	NIS	US Dollars

Open accounts	24,396	14,661	7,059
Checks payables	254	1,578	74
	24,650	16,239	7,133

The average credit period on purchases of certain goods is approximately 28 days.

B.	Other payables and accrued expenses:
	December 31,
	2 0 1 9	2 0 1 8	2 0 1 9
	NIS	NIS	US Dollars

Customer advances	1,576	1,267	457
Accrued expenses	7,335	4,226	2,122
Other payables	284	389	82
	9,195	5,882	2,661

NOTE 9   -       EMPLOYEE BENEFITS

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

The actuary is not employed by the Company and is not dependent thereon. The present value of the defined benefit obligation and the relating costs of current and past services is calculated as the present value (without deducting the plan’s assets) of the future payments expected to settle the liability, in consideration for the current and past services rendered by the employee.

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

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2 0 1 9	2 0 1 8
	%	%

Discount rate	1.78	3.30
Expected return on the plan assets	1.78	3.30
Rate of increase in compensation	4	4

Expected rate of termination:
0-1 years	35	35
1-2 years	30	30
2-3 years	25	20
3-4 years	15	15
4-5 years	15	10
5 years and more	7.5	7.5

The assumptions regarding future mortality rates are based on mortality tables published and approved by the Ministry of Finance. The mortality rate of an active participant at retirement age (67 for men, 62 for women), is 0.6433% for men and 0.3574% for women

The provisions of Standard 19 stipulate that interest used to capitalize assets and liabilities should reflect risk free interest that is interest on highly rated corporate bonds with similar maturity periods and terms. Until November 2014, absent quality data and information about bonds of this type, what was utilized was the interest on long-term index linked government bonds (index linked Galil)/or long-term shackle government bonds (NIS Dawn - “Shachar”). Following a decision by the Securities Authority, according to which there is a deep market for corporate bonds, and according to the publication of Accounting Staff Position number 12-1, as of this report, the capitalization interest is that of high quality corporate bonds. Use of a quality curve as stated above, is published by quoting companies which specialize in this field. The nominal interest rate for the capitalization appropriate for corporate bonds with high rankings as aforesaid, as of December 31, 2019, is 1.78% per year.

The main actuarial assumptions as of the date of the statement of financial position:

In the reported year, The Company recognized an increase in the net defined benefit plan liability, mainly due to changes in actuarial assumptions in respect of Section 14 of the Severance Pay Law, and an increase in the discounting rate from 3.3% to 1.78%.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 9   -       EMPLOYEE BENEFITS (Cont.)

B.          Composition:

	December 31,
	2 0 1 9	2 0 1 8	2 0 1 9
	NIS	NIS	US Dollars
Post-Employment Benefits:
Benefits to retirees	1,486	836	430

Short term employee benefits:
Accrued payroll and related expenses	2,176	1,954	630
Short term absence compensation	735	623	212
	2,911	2,577	842

C.	Defined benefit plans:

Changes in the present value of the defined benefit obligation in the current period were as follows:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 9
	NIS	NIS	US Dollars

Opening defined benefit obligation	4,316	5,133	1,250
Current service cost	557	481	161
Interest cost	146	118	43
Actuarial gains arising from changes in demographic assumptions	(9)	-	(3)
Actuarial losses arising from experience adjustments	105	(614)	30
Actuarial losses/(gains) arising from changes in financial assumptions	574	(221)	166
Benefits paid	(162)	(581)	(47)
Closing defined benefit obligation	5,527	4,316	1,600

Changes in the fair value of the defined benefit assets in the current period were as follows:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 9
	NIS	NIS	US Dollars

Opening defined benefit assets	3,480	3,985	1,007
Expected return on the plan assets	118	84	34
Changes in financial assumptions	255	(505)	74
Employer contribution	317	421	92
Benefits paid	(111)	(495)	(32)
Interest losses on severance payment allocated to remuneration benefits	(18)	(10)	(5)
Closing defined benefit assets	4,041	3,480	1,170

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 9   -       EMPLOYEE BENEFITS (Cont.)

C.	Defined benefit plans: (Cont.)

Adaption of the current value of defined benefit plan liability and the fair value of the plan's assets to the assets and liabilities recognized in the Balance Sheets:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 9
	NIS	NIS	US Dollars

Present value of funded liability	5,527	4,316	1,600
Fair value of plan assets - accumulated deposit in executive insurance	4,041	3,480	1,170
Net liability deriving from defined benefit obligation	1,486	836	430

Sensitivity analyzes principal actuarial assumptions:

The sensitivity analyzes below have been determined based on reasonably possible changes in actuarial assumptions at the end of the reporting period. Sensitivity analysis does not account for any existing inter dependence between assumptions:

If the discount rate were increased / decreased by 0.5%, the defined benefit obligation would have decreased / increased by NIS 188 thousand (US Dollars 54 thousand).

If the rate hikes expected salaries would have increased / decreased by 0.5%, the defined benefit obligation would have increased / decreased by NIS 198 thousand (US Dollars 57 thousand).

If the resignation rate would have increased / decreased by 10%, the defined benefit obligation would have increased / decreased by NIS 165 thousand (US Dollars 48 thousand).

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 9   -       EMPLOYEE BENEFITS (Cont.)

D.	Short term employee benefits: (Cont.)

(1)       Paid Annual Leave (Cont.)

The balance of the Group's vacation provision is in accordance with the leave entitlement of each individual employee, according to his individual agreement with the company to which the employee belongs and in accordance with the employee's salary.  The balance of the Group’s vacation provision for December 31, 2019, as NIS 589 thousands (NIS 493 thousands, as of December 31, 2018).

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

NOTE 10   -       INCOME TAXES

A.	Tax balances presented in the statement of financial position:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 9
	NIS	NIS	US Dollars

Current tax assets/(liabilities)	(3,750)	862	(1,085)
Deferred tax assets/liabilities:	818	2,882	237

B.	Deferred Taxes:

	January		December	December
	1, 2019	Change	31, 2019	31, 2019
	NIS	NIS	NIS	US Dollars

Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	2,001	(3,119)	(1,118)	(323)
Employees benefits	336	175	511	148
Allowance for doubtful accounts	545	191	736	213
	2,882	(2,753)	129	38
Carry forward tax losses	-	689	689	199
	2,882	(2,064)	818	237

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 10   -       INCOME TAXES (Cont.)

B.         Deferred Taxes: (Cont.)

	January		December	December
	1, 2018	Change	31, 2018	31, 2018
	NIS	NIS	NIS	US Dollars

Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	(775)	2,776	2,001	579
Employees benefits	395	(59)	336	97
Allowance for doubtful accounts	548	(3)	545	157
	168	2,714	2,882	833
Carry forward tax losses	335	(335)	-	-
	503	2,379	2,882	833

C.	Taxes on income recognized in profit or loss :

	Year ended December 31
	2 0 1 9	2 0 1 8	2 0 1 7	2 0 1 9
	NIS	NIS	NIS	US Dollars
Current taxes:
Current taxes	11,671	10,069	3,918	3,378
Taxes in respect of prior years	-	160	141	-
	11,671	10,229	4,059	3,378

Deferred taxes	2,064	(2,379)	1,851	597

	13,735	7,850	5,910	3,975

D.	Reconciliation of the statutory tax rate to the effective tax rate:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7	2 0 1 9
	NIS	NIS	NIS	US Dollars

Income before Income taxes	65,247	32,817	30,933	18,879
Statutory tax rate	23%	23%	24%	23%
Tax computed by statutory tax rate	15,006	7,548	7,424	4,342

Tax increments (savings) due to:
Non-deductible expenses	16	4	51	5
Tax exempt Income	(38)	(163)	(343)	(11)
Donations	(27)	(22)	(9)	(8)
Profit or loss for tax for which deferred taxes were not provided	(1,047)	368	(1,196)	(303)
Temporary differences for which deferred taxes were not provided	(100)	-	(132)	(29)
Previous year taxes	-	162	141	-
Other	(75)	(47)	(26)	(21)
	13,735	7,850	5,910	3,975

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 10   -       INCOME TAXES (Cont.)

E.	Additional Information:

(1)	The tax rate applicable to the Company are as follows: in 2017 – 24%; 2018 – 23%, 2019 – 23%;

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

(4)	The Company and its subsidiaries have been issued with final tax assessments through tax year 2014.

NOTE 11   -       COMMITMENTS AND CONTINGENT LIABILITIES

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

(2)
On April 3, 2019, a General Meeting of the Shareholders of the company approved management services agreements pursuant to which Messrs. Joseph Williger and Zwi Williger are to serve as active co-chairmen of the Board of Directors

According to the Management Services Agreements, each of the co-Chairmen are to serve as an active co-Chairman of the Board of Directors on a full-time basis (100% of a full-time position), over a period of three years from as of January 1, 2019. Messrs. Joseph Williger and Zwi Williger will each be entitled to monthly management fees of NIS 100,000 plus VAT (hereinafter – “the Monthly Management Fees”) and to annual remuneration for participation in meetings of the Board of Directors and/or its committees according the “minimum amount” as set forth in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of an External Director in addition to the Monthly Management Fees.

Messrs. Joseph Williger and Zwi Williger will each be entitled to annual bonus at a total amount that will not exceed NIS 1,500 thousand plus VAT, provided that the annual operating profit will not be less than NIS 20 million, on the basis of the mechanism set out below: (a) a bonus of up to 2% for the initial NIS 10 million of operating profit; (b) a bonus of up to 3% of operating profit in excess of NIS 10 million and up to and including NIS 15 million; (c) a bonus of up to 4% of operating profit in excess of NIS 15 million and up to and including NIS 20 million; (d) a bonus of up to 5% of operating profit in excess of NIS 20 million.

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

(2)
(Cont.)

Messrs. Joseph Williger and Zwi Williger will be included in the Company's insurance policy, including directors and office holders policy (if any), and they will also be entitled to an exemption and indemnification letter from the Company in accordance with the exemption and indemnification letters that were adopted and/or will be adopted by the company with regard to all of its office holders.

Under the Management Service Agreement, the Company will provide each of Messrs. Joseph Williger and Zwi Williger a personal vehicle and means of communication (mobile and landline phone and home internet). The company shall bear all the expenses relating to the provision of the above, including grossing up the related tax in connection therewith.

(3)
On April 1, 1997, the parent Company and the Company entered into an agreement for the provision of management, administration, bookkeeping, secretarial and controllership services. This agreement was updated on October 2, 2017. Pursuant to the said agreement, the parent company shall pay the Company a monthly amount of NIS 10,000 plus VAT for the said services and for external services that are provided at the same time to the parent Company and to the subsidiary by the same third party, such as legal services, auditing services, etc., but excluding unique and specific services that are provided to the parent Company or to the company. This agreement will be effective for a 3-year period.

NOTE 12   -       SHAREHOLDERS' EQUITY

(1)	Composition

	Ordinary shares
	of NIS 0.1 par value each
	December 31
	2 0 1 9	2 0 1 8

Authorized share capital	50,000,000	50,000,000

Issued and outstanding	13,217,017	13,240,913

(2)	Changes in the issued and outstanding shares:

Ordinary shares of NIS 0.1 par value each
2 0 1 9

Balance as of January 1, 2019	13,240,913
Purchase of treasury shares (*)	(23,896)
Balance as of December 31, 2019	13,217,017

(*) Repurchase program, in accordance with the Board of Directors authorization which announces on November 15, 2018 for a limited period of 6 months. Since inception of the program 23,896 ordinary shares of the company have been repurchased in the amount of USD 169,800 which represents average price of USD 7.1 per share.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13   -       SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

A.	Revenues:
	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7	2 0 1 9
	NIS	NIS	NIS	US Dollars

Sale of goods manufactured by other corporations	394,707	338,245	311,978	114,209
Income from providing non-bank credit	930	-	-	269
	395,637	338,245	311,978	114,478

B.	Cost of sales:
	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7	2 0 1 9
	NIS	NIS	NIS	US Dollars

Purchases	279,533	240,998	222,351	80,883
Transportation	2,186	1,966	1,579	633
Depreciation and amortization	2,335	2,314	2,323	676
Maintenance	4,893	4,175	5,202	1,416
Other costs and expenses	2,226	1,910	2,062	644
	291,173	251,363	233,517	84,252
Change in finished goods	(19,389)	(11,331)	4,128	(5,611)
	271,784	240,032	237,645	78,641

C.	Selling expenses:
	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7	2 0 1 9
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	18,798	15,058	14,316	5,439
Transportation and maintenance	15,128	12,541	11,619	4,377
Vehicles	3,377	3,908	3,564	978
Advertising and promotion	8,032	4,766	5,472	2,324
Depreciation and amortization	1,861	804	784	538
Others	8,294	6,746	6,335	2,400
	55,490	43,823	42,090	16,056

D.          General and administrative expenses:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7	2 0 1 9
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	13,557	10,442	8,922	3,924
Office maintenance	1,455	1,411	1,182	421
Professional fees	2,921	2,432	3,436	845
Vehicles	330	545	713	95
Depreciation and amortization	620	552	599	179
Bad and doubtful debts	847	(59)	226	245
Communication	75	60	136	22
Other	1,262	1,303	625	365
	21,067	16,686	15,839	6,096

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13   -       SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Cont.)

E.          Employees benefit costs:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7	2 0 1 9
	NIS	NIS	NIS	US Dollars

Payroll (without payment to related parties)	25,500	21,148	21,131	7,378
	25,500	21,148	21,131	7,378

F.          Depreciation and amortization:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7	2 0 1 9
	NIS	NIS	NIS	US Dollars

Depreciation of fixed assets (see note 7)	3,662	3,614	3,682	1,060
Depreciation of right of use asset (see note 6)	1,153	-	-	333
	4,815	3,614	3,682	1,393

NOTE 14   -       OTHER INCOME

Composition:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7	2 0 1 9
	NIS	NIS	NIS	US Dollars

Capital gain on fixed assets realization	-	69	361	-

NOTE 15   -       FINANCE INCOME AND EXPENSES

A.	Financing Income:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7	2 0 1 9
	NIS	NIS	NIS	US Dollars
Interest Income:
Short-term bank deposits	845	357	30	245
Interest Income of debentures held for trading	4,321	4,603	3,274	1,250
Other	-	27	16	-
Total interest Income	5,166	4,987	3,320	1,495
Other:
Changes in fair value of financial assets at fair values	14,972	(13,697)	7,760	4,332
Gain (loss) from non-tradable financial assets	-	-	5,368	-
Dividends	389	1,498	1,489	113
Income from forward transaction	439	-	-	127
Total financing Income	20,966	(7,212)	17,937	6,067

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15   -       FINANCE INCOME AND EXPENSES (Cont.)

B.	Financing expenses:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7	2 0 1 9
	NIS	NIS	NIS	US Dollars
Other:
Foreign currency differences	2,121	(2,867)	2,708	614
Bank fees	330	499	599	95
Portfolio management fees	500	112	462	145
Other	65	-	-	19
Total financing costs	3,016	(2,256)	3,769	873

NOTE 16   -       EARNING PER SHARE

Composition:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7	2 0 1 9
	NIS	NIS	NIS	US Dollars
Basic and diluted earnings per share:
Earnings used in the calculation of basic and diluted earnings per share to equity holders of the parent	51,511	24,967	25,023	14,904

Weighted average number of shares used in computing basic and diluted earnings per share from continuing operations	13,217,017	13,240,913	13,240,913	13,217,017

NOTE 17   -       FINANCIAL INSTRUMENTS

A.	Significant accounting policies:

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which Income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

B.	Categories of financial instruments:

	As of December 31,
	2 0 1 9	2 0 1 8	2 0 1 9
	NIS	NIS	US Dollars
financial assets carried at amortized cost
Cash and cash equivalents	121,860	134,287	35,260
Trade receivables and other receivables	142,399	141,648	41,203
Loans to others	17,650	-	5,107
	281,909	275,935	81,570

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 17   -       FINANCIAL INSTRUMENTS (Cont.)

B.	Categories of financial instruments: (Cont.)

	As of December 31,
	2 0 1 9	2 0 1 8	2 0 1 9
	NIS	NIS	US Dollars
financial assets at fair value through profit or loss (FVTPL)
Financial assets at fair value through profit or loss	141,543	137,904	40,956
	141,543	137,904	40,956

	As of December 31,
	2 0 1 9	2 0 1 8	2 0 1 9
	NIS	NIS	US Dollars
financial liabilities at amortizes cost
Trade payables and other payables	33,845	22,121	9,794
	33,845	22,121	9,794

C.	Objectives of managing financial risks:

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 17   -       FINANCIAL INSTRUMENTS (Cont.)

E.	Credit risk:

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

Trade receivables consist of a large number of customers. Ongoing credit evaluation is performed on the financial condition of accounts receivable and, where appropriate, credit guarantee insurance cover is purchased. Once a month the Group performs credit evaluation of the finance condition of its receivables.

Aging of impaired trade receivables are 88 days in the year 2019 (88 days in the year 2018).

F.	Exchange rate risk:

The Group undertakes certain transactions denominated in foreign currencies leading to exposures to exchange rate fluctuations. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at reporting date are as follows:

	Assets		Liabilities
	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8
	NIS	NIS	NIS	NIS

US Dollars	27,562	22,292	3,162	3,485

EUR	11,751	8,082	9,249	5,677

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

	US Dollars Impact	EUR Impact	US Dollars Impact	EUR Impact
	2 0 1 9	2 0 1 9	2 0 1 8	2 0 1 8
	NIS	NIS	NIS	NIS

Profit or loss	2,440	250	1,881	240

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 17   -       FINANCIAL INSTRUMENTS (Cont.)

F.	Exchange rate risk: (Cont.)

The increase in the Group's sensitivity to a 10% increase and decrease in the NIS against the relevant foreign currencies is mainly attributable to balances with customers, suppliers, marketable securities and cash and cash equivalents in foreign currencies.

G.	Other price risks:

The Group is exposed to price risks of - shares, certificate of participation in mutual fund and bonds, which are classified as financial assets carried at fair value through profit or loss.

The carrying amount of the investments exposed to price risks of shares, certificate of participation in mutual fund and bonds is NIS 141,543 thousands (US Dollars 40,956 thousands).

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

	2 0 1 9	2 0 1 8
	NIS	NIS

Profit or loss	14,154	13,791

H.	Fair value of financial instruments:

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 17   -       FINANCIAL INSTRUMENTS (Cont.)

H.	Fair value of financial instruments: (Cont.)

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

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
financial assets at fair value through profit or loss (FVTPL)
Marketable securities and derivatives	141,543	-	-	141,543

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
financial assets ‘at fair value through profit or loss’ (FVTPL)
Marketable securities and derivatives	137,904	-	-	137,904

NOTE 18   -       SEGMENT INFORMATION

A.       General:

The Group applies IFRS 8 "Operating Segments" (Hereinafter: "IFRS 8"). IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance.

Since 2012, the Group's operating segment under IFRS 8 is only the import segment. The import segment earns its revenues from importing and marketing food products to retail chains and, supermarkets, among others.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 18   -       SEGMENT INFORMATION (Cont.)

A.          General:(Cont.)

During 2019, the company began to engage in the non-bank credit field (“credit extension activity”). This activity is executed and managed through W.F.D (Import, Marketing and Trading) a wholly-owned and controlled subsidiary of the Company. The activity is funded from the Group’s own resources and executed in parallel to the existing activity of importing, marketing and distributing food products.

Therefore, as from the first quarter of 2019, the Group operates in two reportable segments.

Each reportable segment is a separate business and strategic unit, since each separate segment requires a different operating and marketing policies.

The reportable segments derive their revenues mainly from the following activities:

•	Import – import, marketing and distribution of food products.

•	Non-bank credit – provision of loans to other corporations[1]

B.	Information about profit or loss, assets and labilities:

	Year ended December 31, 2019
	Import	Non-banking credit	Total
Segment income	394,707	930	395,637

Segment outcomes	46,554	742	47,296
Finance income			20,966
Finance expense			(3,016)

Profit before taxes on income			65,246

Other information:
Depreciation and amortization			(4,815)
Tax expense			(13,735)

Segment assets	517,220	20,015	537,235

Segment labilities	45,863	55	45,808

1 Despite the fact that this segment did not meet the quantitative thresholds for classification of reportable segments, it was decided to disclose it separately due to the expansion of its activities and the expected increase in revenues.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 18   -       SEGMENT INFORMATION (Cont.)

C.	Revenues from the main customers of the Import segment:

The following is an analysis of the Group's customers who represent more than 10% of the total sales:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7	2 0 1 9
	NIS	NIS	NIS	US Dollars

Customer A	55,373	50,439	50,053	16,103

Revenues from major groups of products that contributed 10% or more to the Group's total revenues in 2017-2019 are as follows:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7	2 0 1 9
	NIS	NIS	NIS	US Dollars

Canned Vegetables and Pickles	63,674	57,333	53,839	18,424

Dairy and Dairy Substitute Products	154,303	116,083	102,372	44,648

Canned Fish	49,179	52,573	50,579	14,230

Cereals, rice and pastas	48,813	47,064	41,218	14,124

Non-banking credit	930	-	-	269

Other	78,738	65,192	63,970	22,783

	395,637	338,245	311,978	114,478

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 19   -       RELATED PARTIES

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below:

A.          Transactions with Related Parties:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7	2 0 1 9
	NIS	NIS	NIS	US Dollars

Sales of goods to the Parent Company	-	-	93	-

Participation in expenses with Parent Company	-	-	95	-

Salary management fees, and bonus to related parties	7,177	4,352	2,281	2,077

Salary and bonus to key management personnel	2,540	2,643	2,734	735

Car expenses	511	433	498	148

B.          Balances with Related Parties:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 9
	NIS	NIS	US Dollars

Due to officers	(410)	(267)	(119)

NOTE 20   -       GUARANTEES AND PLEDGES

The Company's liabilities to banks with respect to overdrafts, on-call loans, documentary credit and bank guaranteed supplier credit as of December 31, 2019, is in the sum of NIS 1,683 thousands (NIS 3,569 thousand as of the end of 2018). These liabilities are for importation of food products and are guaranteed by floating charges [pledges] on the share capital, goodwill, and property of the Company, as well as the insurance rights.

Secured liabilities of the Group:

	As of December 31,
	2 0 1 9	2 0 1 8	2 0 1 9
	NIS	NIS	US Dollars
	(in thousands)

Bank letters of credit	1,340	957	388

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 21   -       CONTINGENT LIABILITIES AND COMMITMENTS

A.
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

  A. (Cont.)

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

B.
Further to what is described in legal section A above On August 16 2018, the Company filed a notice whereby it intends to lodge a lawsuit against the office holders in connection with the events which are the subject matter of the motion and therefore it is no longer needed to discuss the motion to approve a derivative action. In view of Company's notice, the said motion was stricken out and by a court ruling on October 4, 2018 and the case was closed.

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

On January 24, 2019, the Defendants filed statements of defense, various motions (to dismiss in limine and/or delay the proceedings) and a counterclaim against willi-food and against the Company as part of this proceeding. In their counterclaim the Defendants claims that they are entitled for funding of their legal defense and/or for indemnification and exemption from the Company in respect of the lawsuit and request the Court to order the Company to fund their legal defense against the Company’s lawsuit.

Since the Defendants are accused of breaching their fiduciary duty to the Company, Company’s management is of the opinion that their claims on this matter will be rejected.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 21   -       CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

  B. (Cont.)

On December 25 2019, the Court issued a resolution which approves an application to give a Court ruling status to a compromise agreement signed between G. Willi-Food and Mr. Ilan Admon; according to the said compromise agreement, the mutual claims lodged on behalf of the parties in this filed were rejected without issuing an order for court costs. The proceedings relating to the other defendants shall continue as planned; at this stage these proceedings are at the documents’ disclosure stage. At this preliminary stage of the proceedings, it is not yet possible to estimate the results of the proceedings. A further pre-trial hearing was set to June 4, 2020. In view of the above, Company’s management is of the opinion that the disclosure in the financial statements and in the notes thereto is sufficient.

C.
On July 23, 2017, Mr. Iram Graiver, former CEO of the Company and Willi-Food (hereinafter - “Mr. Graiver”) filed a lawsuit to the Regional Labor Court in Tel Aviv Jaffa (hereinafter - “the Labor Court”) claiming payment of social rights and different compensations at the total amount of NIS 2,377,305 (USD 634 thousand). On November 26, 2017, the Company filed a statement of defense. On July 27, 2017, the Company filed a lawsuit to the Labor Court against Mr. Graiver, demanding that he repays funds that he has taken unlawfully from the Company, amounting to NIS 1,694,325 (USD 452 thousand). According to the Company, throughout his term of employment as an office holder in the Company, the defendant has unlawfully taken from the Company salary, bonus in respect of 2016 and reimbursement of expenses. According to the Company, Mr. Graiver has done so while breaching his fiduciary duty and his duty of care towards the Company as well as the cogent provisions of the Companies Law, 5759-1999, whereby it is mandatory that payments of the type taken from the Company by Mr. Graiver are approved by the General Meeting of the Company’s shareholders; according to the Company, Mr. Graiver has not obtained such an approval. On November 26, 2017, Mr. Graiver filed a statement of defense. On November 2, 2017, a resolution was issued to join the hearings pertaining to the two proceedings described above. A preliminary hearing was held on March 7, 2018. The parties are in the process of document discovery and review. Proof hearing was held on December 18 2019, further proof hearing has yet to be scheduled. At this preliminary stage of the proceedings, it is not yet possible to assess the result of the proceedings.

D.
A lawsuit and a motion to approve it as class action was filed on March 26, 2018 against the Company to the Tel Aviv District Court for allegedly breaching some of its consumer protection duties in connection with one of its products, thereby misleading its customers. The amount of the lawsuit is NIS 2.7 million. On July 16 2019 the Tel Aviv District Court approved a Settlement agreement in amounts that are not material to the Company.

E.
A lawsuit and a motion to approve it as class action was filed on July 22, 2018, against Euro European Dairies Ltd. (Former: "Gold-Frost Ltd") (through the Company) and eight other companies to the Jerusalem District Court for allegedly not complying with the food labelling regulations in connection with one of its products and thereby misleading consumers. At this stage the amount of the lawsuit in NIS 4 million. On April 17, 2019 the court approved a settlement agreement in amounts that are immaterial to the Company.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 21   -       CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

F.
On October 29, 2009, the Company and the subsidiary Euro European Dairies Ltd. (Former: "Gold-Frost Ltd") (hereafter – the “Companies”) filed to the Rishon-LeZion Magistrates Court a lawsuit demanding the refund of import permit fees at the total amount of approximately NIS 1.3 million.

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

After the Ministry of Health appealed against the ruling, on April 19 2017, a partial ruling was issued that upholds the rulings of the Magistrates Court unchanged in connection with the refund of fees and the rate of fees to be refunded; however, the question relating to the threshold for proving the damage remained outstanding. On November 15, 2015, the Companies filed a second lawsuit against the Ministry of Health for the refund of early registration fees for food import permits at the total amount of approximately NIS 2 million, which were paid by the Companies in 2009-2016. On January 1, 2018, it was proposed by the court to go to the outline of mediation. On December 31, 2019, a settlement agreement was signed under which the Company is entitled to receive NIS 0.6 million.

On December 1, 2013, the Companies filed to the Rishon-LeZion Magistrates Court a lawsuit against the Ministry of Health, demanding the refund of customs clearance fees at the total amount of approximately NIS 2.1 million. The fees were paid to the Ministry of Health in respect of clearance of food products from the port, which, according to the Companies, was in effect carried out by the Customs Authorities and therefore the fees were collected unlawfully. On May 13, 2015, a ruling was issued stating that the closure release fees were collected by the Health Ministry unlawfully. The ruling ordered the Ministry of Health to repay 70% of the fees paid by the Companies. On July 8, 2015, appeals were filed by both parties. After several appeals hearings, the court offered the parties to proceed to a mediation proceeding. The parties agreed to enter into a mediation process on all issues included in the appeal and the pending lawsuits. On December 31, 2019, a settlement agreement was signed, under which a total of NIS 1.3 million will be paid to the Companies. On January 9, 2020, the Magistrate's Court upheld the ruling.

G.
In January 2015, a lawsuit was lodged in the court of first instance in Valencia, Spain against Euro European Dairies Ltd. (Former: "Gold-Frost Ltd") (hereinafter – “Euro European Dairies”) and against the Company (hereinafter – “the Companies”) by a Spanish food manufacturer (hereinafter – “the Plaintiff”), with whom the Companies entered into an agreement for the production of Kosher food products in Spain and for the sale of these products by Euro European Dairies. The lawsuit was lodged in connection with a financial dispute in respect of a debt which was allegedly not paid to the Plaintiff; the Plaintiff also demands that the Companies compensate it for products it had produced and which, according to the statement of claim, were not collected by the Companies, and as a result the Plaintiff had to destroy them.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 21   -       CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

G. (Cont.)

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

On October 1 2018, the parties signed a compromise agreement whereby Euro European Dairies shall pay a total of Euro 150 thousand in consideration for the withdrawal of all of the Plaintiff’s claims against it. In October 22 2018, the court of first instance in Valencia approved the compromise agreement as a Court ruling.

H.
On October 21, 2017, the Company announced that Euro European Dairies Ltd. (Former: "Gold-Frost Ltd"), a wholly owned subsidiary of the Company (hereinafter – “Euro European Dairies”) received a notice from Arla Foods Amba (hereinafter - "Arla"), a material supplier of the Group in the field of dairy and dairy substitute products (hereinafter – “the Supplier”), whereby the Supplier decided not to renew the exclusive distribution agreement with Euro European Dairies, which is expected to expire on December 31, 2017.

Representatives of Euro European Dairies and the Supplier have met and reached agreements to the effect that the Supplier will continue supplying to Euro European Dairies products that will be sold by Euro European Dairies until October 2018.

Further to this announcement, the Company entered into engagements with several European dairies for the supply of a range of dairy products that will replace the products that were supplied by Arla. In August 2018, the Company launched a line of dairy products under independent brand “Euro European Dairies”.

I.
On June 4 2018, the independent auditors of Willi Food parent company- B.S.D, and the Company – the accounting firm Deloitte (Brightman Almagor Zohar) - announced the termination of its work as the independent auditor of the Company, following the decision of the Board of Directors of B.S.D to file a lawsuit against the independent auditor of the Company and others in a motion to approve a derivative action that was filed in July 2016 by shareholders of B.S.D against B.S.D, the former controlling shareholders, executives and directors in B.S.D and against B.S.D’s independent auditor. According to the notice issued by the independent auditor, such a legal dispute undermines the independent auditor’s independence.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 21   -       CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

J.
On January 15, 2018, the Tel Aviv District Attorney’s Office (Taxation and Economics) served an indictment against Alexander Granovskyi and Gregory Gurtovoy, former (indirect) controlling shareholders and office holders of the Company and of companies under its control and against Joseph Schneerson, former officer holder of the Company and of companies under its control (hereafter jointly: “the Defendants”). The Defendants were accused of offenses of theft by manager, fraudulent receipt of goods or services under aggravated circumstances, fraud and breach of trust in a corporation, false registration in corporate documents, reporting offenses under the Securities Law, non-compliance with the provisions of the Securities Regulations with the intent of misleading a reasonable investor and offenses under Section 4 of the Prohibition on Money Laundering Law.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 21   -       CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

J. (Cont.)

On March 21, 2017, a first payment in the amount of USD 200 thousand was received by the Company. Due to an uncertainty related to the collection of the remaining USD 1.6 million debt, the Company made a non-cash provision in the amount of the unpaid debt as of December 31, 2016. On July 6, 2017, a second payment in the amount of USD 400 thousand was received by the Company and therefore, the Company recorded in its financial statements a revenue at an amount equal to the amount of the second Payment. On March 26, 2018, a third payment in the amount of USD 1,145 thousand was received by the Company, and therefore, the Company recorded in its financial statements a revenue at an amount equal to the amount of the third Payment.

K.
On April 22, 2019, the Company announced that it has signed two separate and independent memorandums of understanding with Miki Food Industries Fish and Salads (1992) Ltd. and with Bikurei Hasadeh North 1994 Ltd. On September 9, 2019, the Company announced that the negotiations between the company and Miki Food Industries Fish and Salads (1992) Ltd. did not mature into an agreement and the parties ceased the discussions regarding a potential acquisition. Also, the negotiations and the due diligence process for an investment in Bikurei Hasadeh North 1994 Ltd had been discontinued.

L.
In March 2019, the Yavne municipality issued an amended municipal taxes assessment (hereafter – the “Assessment”) in respect of an asset located in Yavne, in which G. Willi-Food operates. As part of the Assessment, occupied land at the area of 3,600 square meters was added to the amount of the assessment. The municipality also amended the Assessment retroactively in respect of the years 2016-2018, such that according to the municipality the overall addition for payment amounts to NIS 734,186 as of the end of 2019. Following the said amendment of the Assessment, G. Willi-Food contested it and filed an appeal and an administrative petition, which describe G. Willi-Food’s claim against the additional amount payable in respect of 2019 and thereafter and object to the municipality’s decision to apply the amendment of the Assessment retroactively 2016-2018 contrary to a valid compromise agreement. As part of the negotiations that were conducted commensurate with the legal proceedings, an outline of a compromise was reached with the Yavne Municipality, whereby G. Willi-Food will pay a total of NIS 380 thousand in settlement of all of the claims made by the municipality with regard to the additional land as mentioned above through December 31 2020.

M.
A lawsuit and a motion to approve it as class action was filed on July 17, 2019, against G. Willi-Food and 11 other respondents to the Jerusalem District Court for allegedly not complying with the food labelling standard in connection with one of its products and thereby misleading consumers. At this stage, the amount specified in the lawsuit is NIS 4 million, since according to the plaintiff he does not have any data regarding the scope of marketing of the product, which is the subject matter of the motion. The Company and the plaintiff reached a compromise agreement whereby the plaintiff will withdraw the lawsuit and it will be stricken out at a cost which is immaterial to the Company. On November 23, 2017, the Court approved the compromise agreement and struck out the lawsuit. The applicant claimed generally that the respondents have jointly caused monetary damages of NIS 5 million and more than NIS 3 million to him and the other members of the group of plaintiffs, respectively. G. Willi-Food filed an application to dismiss the motion in limine. On March 5 2020 a pre-trial was held. During the pre-trial, the court recommended to the parties to apply an application for consent to withdraw from the request for approval until March 19, 2020. At this preliminary stage of the procedure, it is difficult to assess the chances that the motion and the lawsuit will be successful. In view of the above, Company’s management is of the opinion that the disclosure regarding the proceedings in the financial statements and in the notes thereto is sufficient.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 22   -       EVENTS AFTER THE REPOTING PERIOD

A.	On January 22, 2020, the Company announced that Mr. Michael Luboschitz submitted notice of his resignation as CEO of the Company for personal reasons, effective as of March 2, 2020.

B.	On January 27, 2020, the Company announced that its Board of Directors has approved the appointment of Mrs. Einat Peled Shapira as the Company’s new CEO, effective as of March 10, 2020.

C.
The Company holds a diverse portfolio of securities traded on the Tel Aviv Stock Exchange and other world exchanges, which totaled NIS 140.2 million as of December 31, 2019 (in addition to NIS 122.1 million in cash and cash equivalents) ("Investment Portfolio" "). Significant price declines on the World and Tel Aviv Stock Exchange, related to market reaction to the Corona virus events, have caused the company, from January 1, 2020, up to and including the reporting date, a material loss in its total investment portfolio of approximately NIS 24.9 million. The company is taking the necessary steps to address these uncertainty in the markets and continues to monitor developments.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
By:	/s/ Einat Peled-Shapira
Einat Peled-Shapira
Chief Executive Officer

Date:  March 19, 2020