Form 20-F
period 2020-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2021-03-25
CIK 1030997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

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

The registrant had 50,000,000 ordinary shares, NIS 0.10 nominal value per share, as of December 31, 2020.

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

Yes ☒       No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. Dollars or NIS as the case may be, at the rates indicated or at any other rate.  Therefore, unless otherwise stated, the translations of NIS into U.S. Dollars have been made at the rate of NIS 3.215 = $1.00, the representative exchange rate on December 31, 2020.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company,” “Dividends,” “Operating and Financial Review and Prospects,” and “Quantitative and Qualitative Disclosures about Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.  Actual results, performance or events may differ materially from those in such statements due to, without limitation, the risks set forth in "Item 3. Key Information – D. Risk Factors", including the following:

•	market risks of our portfolio of marketable securities, such as changes affecting currency exchange rates;
•	payment default by, or loss of, one or more of our principal clients; the loss of one or more of our key personnel;
•	termination of, or changes in, arrangements with our key customers;
•	termination of arrangements with our suppliers;
•	increasing levels of competition in Israel and other markets in which we do business;
•	increase or decrease in global purchase prices of food products;
•	our inability to accurately predict consumption of our products or changes in consumer preferences;
•	product liability claims and other litigation matters;
•	interruption to our storage facilities;
•	our insurance coverage may not be sufficient;
•	our operating results may be subject to variations from quarter to quarter;
•	our inability to successfully compete with nationally branded products;
•	our inability to successfully integrate our acquisitions;
•	our inability to protect our intellectual property rights;
•	significant concentration of our shares are held by one shareholder;
•	we are controlled by and have business relations with Willi-Food Investments Ltd. and its management;
•	the price of our ordinary shares may be volatile;
•	our inability to meet the Nasdaq Capital Market (“Nasdaq”) listing requirements;
•	our shares are listed for trade on more than one stock exchange;
•	our inability to maintain an effective system of internal controls;
•	cyber-attacks on the Company's information systems;
•	risks related to our non-bank loan business activity;
•	changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;
•	economic conditions in Israel;
•	changes in political, economic and military conditions in Israel, including, in particular, economic conditions in the Company’s core markets;
•	our international operations may be adversely affected by risks associated with international business; and
•	the ongoing COVID-19 pandemic.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.          SELECTED FINANCIAL DATA

The following selected consolidated financial data for each of the years in the three-year period which ended December 31, 2020, 2019 and 2018 are derived from our audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with IFRS as issued by IASB. The selected consolidated financial data for the years ended December 31, 2017 and 2016 is derived from our audited consolidated financial statements not appearing in this report. All of the financial data set forth below are in thousands (except share and per share amounts). You should read the following selected consolidated financial data in conjunction with "Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto appearing elsewhere herein. Historical results are not necessarily indicative of any results to be expected in any future period.

Income Statement Data:
In accordance with IFRS
For the year ended December 31

	2020		2019		2018	2017	2016
	NIS	USD	NIS	USD	NIS	NIS	NIS
Revenue	454,094	141,242	395,637	123,060	338,245	311,978	294,202
Cost of sales	308,717	96,024	271,784	84,536	240,032	237,645	217,585
Gross profit	145,377	45,218	123,853	38,524	98,213	74,333	76,617
Selling expenses	65,990	20,526	55,490	17,260	43,823	42,090	39,405
General and administrative expenses	21,918	6,817	21,067	6,553	16,686	15,839	14,577
Other Income	(108)	(34)	-	-	(69)	(361)	(112)
Total operating expenses	87,800	27,309	76,557	23,813	60,440	57,568	53,870
Operating profit	57,577	17,909	47,296	14,711	37,773	16,765	22,747
Finance income	11,348	3,530	20,966	6,521	(7,212)	17,937	(3,425)
Finance expense	1,253	389	3,016	938	(2,256)	3,769	3,143
Finance income (expense), net	10,095	3,141	17,950	5,583	(4,956)	14,168	(6,568)
Profit before taxes on income	67,672	21,050	65,246	20,294	32,817	30,933	16,179
Taxes on income	(15,463)	(4,810)	(13,735)	(4,272)	(7,850)	(5,910)	(5,327)
Profit from continuing operations	52,209	16,240	51,511	16,022	24,967	25,023	10,852
Profit for the year	52,209	16,240	51,511	16,022	24,967	25,023	10,852
Attributable to:
Owners of the Company	52,209	16,240	51,511	16,022	24,967	25,023	10,852
Net Income	52,209	16,240	51,511	16,022	24,967	25,023	10,852
Basic and diluted earnings per Share	3.89	1.21	3.90	1.2	1.89	1.89	0.82
Shares Used in Computing Earnings per Share	13,433,684	13,433,684	13,217,017	13,217,017	13,240,913	13,240,913	13,240,913

Balance Sheet Data:
In accordance with IFRS

	2020		2019		2018	2017	2016
	NIS	USD	NIS	USD	NIS	NIS	NIS
Working capital	536,761	166,955	452,819	140,846	399,405	374,981	374,981
Total assets	629,923	195,932	537,235	167,103	466,413	436,922	436,922
Shareholders' equity	585,743	182,191	491,356	152,832	440,879	415,581	415,581
Capital stock	13,867,017	13,867,017	13,217,017	13,217,017	13,240,913	13,240,913	13,240,913

B.          CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.          REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.          RISK FACTORS

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this annual report, including our financial statements and the related notes beginning on page F-1, before deciding to invest in our ordinary shares (the “Ordinary Shares”). The risks and uncertainties described below in this annual report on Form 20-F for the year ended December 31, 2020 are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your investment.

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

Our financial instruments consist mainly of cash and cash equivalents, trade receivable, current trade payable and accruals. In view of their nature, the fair value of the financial instruments, included in working capital, is usually identical or close to their book value.

We depend on a small number of principal clients who have in the past bought our products in large volumes. Our business may be materially affected if any of our major clients default on their payments to us.

Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivable. Despite our large number of clients (approximately 1,600 customers, 3,200 selling points in Israel and abroad), a major part of our sales is made to a limited number of customers. Our largest customer is Shufersal Ltd. ("Shufersal"), which owns, among other things, supermarkets which accounted for approximately NIS 64.6 million (which represents 14.2%) of our sales revenue during 2020. We generally do not require collateral from our big supermarket chain customers, such as Shufersal, although we do require collateral from most of our remaining clients in Israel to ensure security in collecting payments that are due to us. In addition, we buy credit insurance for many of our customers.  We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all reasonably anticipated losses in respect of trade receivable. There can be no assurance that this allowance will be adequate. In the event that any of our major clients default on their payment obligations to us, we will not possess sufficient security to collect the entire debt.

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

Further, there is an additional lag time from the date we purchase inventory from our suppliers situated outside of Israel (or commit to purchase inventory from such suppliers) and the date we sell the inventory to our customers in Israel. To the extent that the price we are able to sell such inventory to customers decreases from the time that we purchase it (or commit to purchase it), our margin of profitability may be materially reduced.

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

We market certain products under the trademarks “Willi-Food”, "Euro European Dairies", "Donna Rozza", "Manchow", “Gold Frost”, "Tifeeret", "The Chef Dish", "Art Coffe", "Mr Chang", "Muchi", "Euro Butter", "Euro Spread", "Euro Cheese", Euro Cream", "Euro Dessert", "Euro Veg", "Ha-Bulgaria ", "Gelato", "Pinukim", and "Emma". Although we have registered trademarks for these brands, we cannot assure that the degree of protection from this registration will be sufficient to protect our rights in these trademarks.

One shareholder owns a majority of our shares.

As of March 25, 2021, Willi-Food directly owned approximately 59.1% of our ordinary shares (approximately 59.1% on a fully‑diluted basis), and its majority shareholder, B.S.D. Crown Ltd. ("BSD"), counting the holding of Willi-Food and additional ordinary shares that it held directly, beneficially owned approximately 5.6% of our outstanding shares (approximately 5.6% on a fully‑diluted basis). Messrs. Zwi Williger and Joseph Williger together own a majority of the outstanding shares of BSD and therefore may be considered the beneficial owners of all shares beneficially owned by BSD. See "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders".

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

Our shares are listed for trade on more than one stock exchange, and this may result in price variations.

Our ordinary shares have been traded on the Nasdaq Capital Market since May 19, 1997 and on the Tel Aviv Stock Exchange since June 15, 2020. Trading in our securities on these markets takes place in different currencies (dollars on the Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

Our inability to meet the Nasdaq listing requirements could result in delisting

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

If we fail to meet the continued listing criteria under the Rule, our ordinary shares may be delisted from trading on the Nasdaq Capital Market and the TASE under dual-listing requirements.

        Delisting from the Nasdaq Capital Market and/or the TASE could have an adverse effect on our business and on the trading of our ordinary shares. If a delisting of our ordinary shares from Nasdaq were to occur, our shares would trade in the over-the-counter market in the U.S. such as on the OTC Bulletin Board or on the “pink sheets”. The over-the-counter market is generally considered to be a less efficient market, and this could diminish investors’ interest in our ordinary shares as well as significantly impact our share price and the liquidity of our ordinary shares. Any such delisting may also severely complicate trading of our shares by our shareholders, or prevent them from re-selling their shares at/or above the price they paid. Furthermore, relatively low trading volumes may make it difficult for shareholders to trade shares or initiate any other transactions.  Delisting may also make it more difficult for us to issue additional securities or secure additional financing.

Our inability to win tenders on tax exempt import quotas published by the Ministry of Finance could negatively impact our business and harm our financial condition.

The Company participates in tenders for the importation into Israel of certain food products on a duty free basis which are published from time to time by the Ministry of Finance. Our competitors also participate in these tenders and may offer better bids than those of the Company, thereby resulting in the Company losing the competitive processes to acquire the quotas.  The winners of these tax exempt import quotas commit to selling preset quantities of the products at a relatively low price to the final consumer. Violation of the terms of the tenders may cause forfeiture of bank guarantees granted against compliance with the tender terms, and non-issuance of tax exempt import quotas in the competitive proceeding for up to five years. Our inability to win such tenders or any Company violation of the terms of the tenders could negatively impact our business and harm our financial condition.

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

Our allowance for credit losses may not be adequate to cover actual losses, which could materially and adversely affect our operating results.

We maintain an allowance for loan losses that we believe is appropriate to provide for any potential losses in our loan portfolio. The allowance is based upon factors such as the credit risk of specific customers, historical trends and experience, ongoing review of the quality, size and diversity of our loan portfolio, the amount and quality of collateral securing the loans, current economic conditions, geographic and industry loan concentrations and other information which we believe adequately covers all anticipated losses in respect of trade receivable. There can be no assurance that this allowance will be adequate.

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

We purchase food products from over 135 suppliers located in Israel and around the world, including the Far East (China, India, the Philippines and Thailand), Eastern Europe (Poland, Lithuania and Latvia), South America (Ecuador), the United States, Canada, Western and Central Europe (the Netherlands, Belgium, Monaco, Germany, Sweden, Switzerland, Denmark, and France) and Southern Europe (Spain, Portugal, Italy, Turkey and Greece). Therefore, we are subject to certain risks that are inherent in an international business. These include the adverse effects on our operations from:

•	war, terrorism and public health crises, such as pandemics and epidemics, including the COVID-19 pandemic;

•	varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

•	tariffs, customs, duties, quotas and other trade barriers;

•	global or regional economic crises;

•	difficulties in managing foreign operations and foreign distribution partners;

•	longer payment cycles and problems in collecting trade receivable;

•	fluctuations in currency exchange rates;

•	political risks;

•	foreign exchange controls which may restrict or prohibit repatriation of funds;

•	export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

•	seasonal reductions in business activity in certain parts of the world; and

•	potentially adverse tax consequences.

Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.

The ongoing COVID-19 pandemic may adversely affect our business, revenues, results of operations and financial condition.

Outbreaks of epidemic, pandemic or contagious diseases, such as the coronavirus known as COVID-19, may adversely affect our business, financial condition and results of operations. The global spread of COVID-19 has resulted in government-imposed quarantines, travel restrictions, stay-at-home orders and other public health safety measures in the United States, Israel and other affected countries around the world. These precautionary measures have and may continue to have an adverse effect on the global markets and its economy and could impact the availability and/or pricing of our employees, resources, materials, manufacturing and delivery efforts. For example, COVID-19 may restrict the ability of our suppliers to manufacture our products in sufficient quantities or at all. Furthermore, as of December 31, 2020 the Company and its subsidiaries hold a diversified securities portfolio listed on the Tel Aviv Stock Exchange and other stock exchanges worldwide (the “Investment Portfolio”), which amounts to approximately NIS 168.4 million (in addition to approximately NIS 201.8 million in cash and cash equivalents). The coronavirus outbreak has caused and may continue to cause high volatility in financial markets and sharp slumps in capital markets both in Israel and abroad, which have resulted in and could continue to result in a material adverse impact on the value of the Investment Portfolio. The COVID-19 outbreak continues to rapidly evolve, and its ultimate scope, duration and effects are unknown. The extent of the impact of the disruptions to our business, including our manufacturing capabilities and commercial sales, as a result of the pandemic, will depend on future developments, which are highly uncertain and cannot be predicted with confidence. The continuation of the COVID-19 pandemic could materially disrupt our business and operations, hamper our ability to raise additional funds or sell our securities, continue to slow down the overall economy, curtail consumer spending, interrupt our sources of supply, and make it hard to adequately staff our operations.

General Risk Factors

The market price of our ordinary shares on either Nasdaq or the Tel Aviv Stock Exchange could fluctuate significantly.

The market price of our ordinary shares on the Nasdaq Capital Market or the Tel Aviv Stock Exchange (the “TASE”) has in the past fluctuated significantly and may be affected by our operating results, changes in our business, changes in the products we market and distribute, and general market and economic conditions which are beyond our control. In addition, the stock market in general has, from time to time, experienced significant price and volume fluctuations that are unrelated or disproportionate to the operating performance of individual companies. These fluctuations have affected stock prices of many companies without regard to their specific operating performance. For these reasons, the price of our ordinary shares may fluctuate significantly in the future.

Also, the financial markets in the Unites States, Israel and other countries have experienced significant price and volume fluctuations, and market prices of public companies have been and continue to be volatile. Volatility in the price of our ordinary shares may be caused by factors outside of our control and may be unrelated or disproportionate to our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

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

In May 1997, the Company completed an initial offering to the public in the United States (the “Initial Public Offering”) of 1,397,500 units, each unit consisting of one ordinary share and one redeemable ordinary share purchase warrant, and our ordinary shares began trading on the Nasdaq Capital Market, where they currently trade under the symbol “WILC”.

In May 2001, the Company acquired all the shares of Euro European Dairies Ltd., formerly Gold Frost Ltd. (hereinafter: “Euro European Dairies”) for NIS 336 thousand (USD 105 thousand). Euro European Dairies, which was registered in 1977 in Israel, is engaged in designing, developing and distributing frozen and chilled food products.

On March 9, 2006, Euro European Dairies completed an initial issuance to the public on the London AIM market which yielded gross proceeds of NIS 36.5 million ($11.4 million). Following this issuance, as of May 30, 2006, the Company held approximately 75.7% of Euro European Dairies’ share capital. From November 2007 to January 2008, the Company purchased on the AIM market approximately an additional 14.3% of Euro European Dairies’ share capital, reaching aggregate holdings of up to 90% of Euro European Dairies’ share capital.

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

On June 15, 2020, our ordinary shares began trading on the Tel Aviv Stock Exchange under the ticker symbol “WILC”.

On September 15, 2020, the Company raised gross proceeds of approximately $12.79 million through a private placement of its ordinary shares. The Company issued a total of 650,000 ordinary shares at a purchase price of $19.67 per share.

CAPITAL EXPENDITURES

Our capital expenditures were $0.9 million, $0.52 million and $0.62 million for the three years ended December 31, 2020, 2019 and 2018, respectively. Our capital expenditures from January 1, 2021 until March 25, 2021 were approximately $0.3 million. For more information, see "Item 4.  Information on the Company – D. Property, Plants and Equipment".

B.	BUSINESS OVERVIEW

Overview

The Company is an Israeli-based company engaged, directly and through subsidiaries, in the development, import, export, marketing and distribution of a wide variety of over 600 food products world-wide. In the year ended December 31, 2020, substantially all of our revenue was generated in Israel, with less than 1% of our revenue resulting from exports outside Israel.

The Company purchases food products from over 135 suppliers located in Israel and throughout the world, including from the Far East (China, India, the Philippines and Thailand), Eastern Europe (Poland, Lithuania and Latvia), South America (Ecuador), the United States, Canada, Western and Central Europe (the Netherlands, Belgium, Monaco, Germany, Sweden, Switzerland, Denmark, and France) and Southern Europe (Spain, Portugal, Italy, Turkey and Greece).

The Company's products are marketed and sold to approximately 1,600 customers and 3,200 selling points in Israel and around the world (for example, to customers in the Unites States, England and France), including to supermarket chains, wholesalers and institutional consumers. The Company markets most of its products under the brand name “Willi-Food,” and some of its chilled and frozen products under the brand name “Euro European Dairies”. Certain products are marketed under brand names of other manufacturers or under other brand names. In addition, the Company distributes some of its products on an exclusive basis, as described further below.

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

As of March 25, 2021, the Company’s principal shareholder, Willi-Food, held approximately 59.1% of our ordinary shares (approximately 59.1% on a fully‑diluted basis). The primary assets of Willi-Food are the Company’s ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”. Willi-Food’s securities are traded on the Tel Aviv Stock Exchange.

Credit Activity

During 2019, the Company  engaged in the non-bank credit field by extending loans to other Israeli companies (“credit extension activity”). This activity is executed and managed through W.F.D. (Import, Marketing and Trading) Ltd., a wholly-owned and controlled subsidiary of the Company. The activity is funded from the Company and subsidiaries own resources and executed in parallel to the existing activity of importing, marketing and distributing food products. During 2020, the Company extended one loan to one Israeli company totaling NIS 20 million (USD 6.2 million) for a period of eight months.

Business Strategy

The Company’s principal business strategy is:

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

•
to further expand into international food markets, mainly in the U.S. and Europe, by purchasing food distribution companies, increasing cooperation with local existing distributors and/or exporting products directly to customers; and

•	to penetrate new markets in other countries through the establishment of business relationships and cooperation with representatives in such markets, subject to a positive political climate.

The Company has developed certain trade relationships locally, as well as in areas administered by the Palestinian Authority, although current sales volumes to Palestinian-administered areas remain low.

Principal Products

We and Euro European Dairies import a broad variety of over 800 food products, which are sold, marketed, and distributed by us in Israel. A small percentage of our products are purchased from suppliers in Israel.

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

Product Information

The products that generated the largest sales volume for the year ended December 31, 2020 were dairy and dairy substitute products (41.55% of sales), canned vegetables (14.82% of sales), cereals, rice and pastas products (14.0% of sales) and fish products (11.79% of sales).

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

Suppliers

We purchase food products from over 135 suppliers, including suppliers located in Israel, the Far East (China, India, the Philippines and Thailand), Eastern Europe (Poland, Latvia, and Lithuania), South America (Ecuador and Argentina), the United States, Canada and in Western, Northern and Southern Europe (Sweden, Denmark, Greece, Monaco, the Netherlands, Italy, Monaco, Portugal, Spain, Belgium, Germany, France, and Turkey).

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

We purchased several products from a single supplier in 2020 and, as a result, that supplier accounted for more than 10% of our total purchases; however, purchases from this supplier were made due to economies of scale, operational efficiency and convenience, and the Company does not consider itself dependent on this supplier.

 The average volume of our credit balance with our suppliers in 2020 was NIS 23 million (US$ 7.2 million) consisting of 28 days of suppliers credit on average, in 2019 was NIS 19.9 million (US$ 6.2 million) consisting of 28 days of suppliers credit on average and in 2018 was NIS 16.2 million (US$ 5.0 million) consisting of 24 days of suppliers credit on average.

Customers

The Company's products are marketed and sold to approximately 1,600 customers and 3,200 selling points throughout Israel and outside of Israel.

The Company's customers generally fall within one of the following three groups:

•	large retail supermarket chains,

•	small retail supermarket chains, and

•	other customers, including small private grocery shops, government institutions, wholesalers, restaurants, hotels, and hospitals.

The first group of customers above includes the large retail food marketing chains: Shufersal Ltd., Yenot Bitan, Rami-Levy Ltd, Osher-Ad, Viktory, Yohananof, Mahsanei Hashuk, Hazi Hinam, Freshmarket and others. Large retail food marketing chains usually have dozens of stores with nationwide deployment.

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

A number of provisions of a law entitled "Promoting Competition in the Food Industry" (the "Food Law"), which went into effect on January 15, 2015, regulating the operations of food suppliers and retailers, are applicable to the Company, including a prohibition on any interference on the part of a supplier in a retailer’s determination of the consumer price that such retailer will collect on another suppliers’ merchandise, or the terms of such sale; a prohibition on retailers interfering in any way with a supplier’s determination regarding what products to sell other retailers and what prices to charge for those products, or the terms of such sale; a ban on suppliers transferring payments (in cash or cash equivalents) to a large retailer, other than by lowering the price per unit of a product, subject to certain exceptions; a prohibition on interfering in any way in the price per product collected by a retailer for that supplier’s products, the allocation of any share of sales space for that supplier’s products, the purchase of products provided by that supplier on any scale in proportion to the retailer’s purchase of the product from alternative suppliers; and a prohibition on interfering in the purchase or sale of products provided to a retailer by another supplier, including quantities and purchase targets, sales space allocated to another supplier in stores and other commercial terms. In 2020, the Company had one retail customer, Shufersal, that is considered a large retailer according to the Food Law. The Company’s sales to Shufersal exceeded 10% of its income in 2020. a result, the Company's interaction with this customer is required to meet certain principles for engagement, including those impacting commercial agreements, logistics and monetary collection.

The second group of customers includes small retail supermarket chains of up to 15 stores, usually in a regional deployment.

Generally, the Company’s engagement with small retail chains does not involve exclusivity, or other obligatory terms of operations. Prior to entering into an engagement with such customer, the Company gauges the customer's financial stability and determines the scope of credit to assign to and the sureties to obtain from such customer. Small retail chains are generally requested to provide deferred checks as sureties, and some are requested to provide additional sureties, including promissory notes, personal guarantees and bank guarantees. In addition, the Company insures most of its small retail chains with credit insurance. In 2020, more than 75 % of the Company's small retail chains were insured with credit insurance policies by credit insurance companies.

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

The Company's sales by customer group for the years ended December 31, 2020, 2019 and 2018 were as follows:

	Percentage of Total Sales Year Ended December 31
Customer Groups	2020	2019	2018
large retail supermarket chains	53%	50%	50%
other customers	47%	50%	50%
	100%	100%	100%

The average aggregate receivable balance of the Company's customers with the Company in 2020 was NIS 140.4 million (USD 43.7 million) and the average time period within which our trade receivable were paid was 91 days, the average aggregate receivable balance in 2019 was NIS 117.23 million (USD 36.46 million) and the average time period within which our trade receivable were paid was 92 days and in 2018 the average aggregate receivable was NIS 96.2 million (USD 29.92 million) and the average time period within which our trade receivable were paid was 88 days.

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

With imported products, the Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 70 days. Occasionally, the Company may take advantage of low-priced merchandise and purchase larger amounts than usual of a product with long shelf life. In those cases, the inventory may be sufficient to meet market requirements for more than 70 days. Products ordered by customers in full container loads are generally forwarded directly to the customers’ facilities without being stored in the Company’s facilities. The Company does not regularly maintain a significant backlog of orders from customers; orders received by customers are generally filled within one week. The Company’s inventory as of December 31, 2020 amounted to NIS 59.5 million (USD 18.5 million) compared with NIS 71.5 million (USD 22.2 million) as of December 31, 2019.

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

The Company also markets ice cream products such as "Muchi-Ice", which was registered in Israel in November 2019, and "Gelato", which was registered in Israel in May 2013.

The Company also markets a line of products  under the trademark "Pinukim," which was registered in Israel in June 2020.

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

The Company also markets other products which are in the process of being registered in Israel, such as "Super Kidos", "Better Food", "Lucky Cat Ice-Cream", "Muchi Ice-Dessert" and "Super Kidoos".

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

Customs duties and charges are levied on a portion of the Company’s products imported into Israel. In addition, the Company is required to obtain import licenses for the import of certain food products from the Ministry of Economy. The Company has also obtained the necessary authorization required by the Ministry of Health (Food Authority) for the import of all of its food products to Israel. The Company’s products are packaged by various manufacturers and suppliers abroad and labeled in Hebrew, English and, in certain cases, Arabic and Russian, according to the Company’s instructions and the requirements of the Israeli authorities. In the past, the Company has occasionally been found to have mislabeled packages, as a result of which it was required to pay an immaterial amount of fines.

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

On February 26, 2020, a temporary order was issued by the Ministry of the Economy whereby the butter market will be opened for tax-exempt importation through December 31, 2020. On December 17, 2020 the Ministry of the Economy extended the order until December 31, 2021.

The Company estimates that it will take part in future tenders for Tax Exempt Import Quotas, if such tenders will be held; however, it is unable to estimate if it will win any such tenders.

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

The Company’s principal shareholder, Willi-Food, as of March 25, 2021, held approximately 59.1% of our ordinary shares (approximately 59.1%  on a fully‑diluted basis). The primary assets of Willi-Food are the Company’s ordinary shares. Willi-Food was established on November 27, 1992 and its securities have been traded on the Tel Aviv Stock Exchange since January 1993.

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

Euro European Dairies Ltd.

In May 2001, the Company acquired all the shares of Euro European Dairies in order to take advantage of Euro European Dairies’ know-how in importing frozen and chilled products into Israel and for its well-known Israeli brand name. Euro European Dairies, which was registered in 1977 in Israel, is engaged in designing and developing frozen and chilled food products, and distributes over 200 products, usually packed for private consumers (in cans, jars, containers and plastic sealed and vacuumed packages), but also for institutional consumers, and labeled in Hebrew, English, and in certain cases, Arabic and Russian. Euro European Dairies’ markets certain products under the trademarks “Euro European Dairies” and “Willi-Food”. Euro European Dairies is working towards broadening the variety of products that it develops and distributes.

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

In addition to the current logistics center, the Company makes use of so-called "free" warehouse services, mainly in the area of the Ashdod seaport. For such services, the Company is charged only for storage per container or pallet (i.e., there is no charge for rental when containers or pallets are not stored there). The Company's expenses for usage of free warehouses services were NIS 1,624 thousand (USD 505 thousand) for the year ended December 31, 2020, NIS 446 thousand (USD 139 thousand) for the year ended December 31, 2019 and NIS 152 thousand (USD 47 thousand) for the year ended December 31, 2018.

As of December 31, 2020, the Company owned four refrigeration trucks (each with a capacity of 12 tons), 10 refrigeration trucks (each with a capacity of 15 to 18 tons), three combined trucks (each with capacity of 26 tons) and four private cars. As of December 31, 2020, the depreciated total cost of such vehicles amounted to approximately NIS 822 thousand (USD 256 thousand).

Since January 22, 2008, the Company has been operating the Yavne facility under a municipal business license as required under Israeli applicable law.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company was incorporated in Israel in January 1994 and started operations in February 1994.

For convenience purposes, the financial data for the years ended December 31, 2020, 2019 and 2018 has been translated into U.S. Dollars using the representative exchange rate. This rate as of December 31, 2020 was NIS 3.215= USD 1.00.

The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto submitted in this Annual Report. The Company's financial statements as of December 31, 2020 and for the year then ended have been prepared in accordance with IFRS and interpretations issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

The Company is engaged, directly and through its subsidiaries, in the design, import, marketing and distribution of a broad range of food products purchased from over 135 suppliers worldwide and marketed throughout Israel and abroad. The products imported by the Company are marketed in Israel and sold to approximately 1,600 customers and 3,200 selling points, including supermarket chains, mini-markets, wholesalers, manufacturers and institutional consumers. The Company also sells its products outside Israel to a variety of customers world-wide.

In 2019, the Company entered the non-bank credit field by providing credit to other Israeli companies in addition to the existing activity of importing, marketing and distributing food products. The credit extension activity is managed through W.F.D. (Import, Marketing and Trading) Ltd., a wholly-owned subsidiary of the Company, and is funded from the Company's and its subsidiaries' own resources. During 2020, the Company extended one loan to one Israeli company totaling NIS 20 million (USD 6.2 million) for a period of eight months.

Critical Accounting Policies

Management’s discussion and analysis is based upon the consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB for all reporting periods presented. The use of IFRS Standards requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting accounting periods presented.  These estimates include, among other things, assessing the collectability of trade receivable and the use of recoverability of inventory. Actual results could differ from those estimates. The markets of the Company’s products are characterized by intense competition and a rapid turnover of products and frequent introductions of new products, all of which may impact future ability to value the Company’s assets.

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

Revenue is recognized in the consolidated statements of profit or loss at a point in time when control of the goods has transferred to the customer. This is generally when the goods are delivered to the customer.

The Group is engaged mainly in the sale of food products in the Israeli market. Revenue from sale of goods is recognized when control of the goods has transferred to the buyer, generally being when the goods arrived to the buyer’s specific location. Upon receipt of the goods, the buyer has full discretion over the distribution channels and price to sell the goods; the buyer has principal responsibility upon sale of the goods and it bears the risks of obsolescence and/or loss of the goods. After delivery of the goods, the Group recognizes receivables in respect of the sale since as of that point in time the consideration is unconditional. In most cases, the Group enables specific customers to return products which they have not sold, despite that there is no agreement between the Group and its customers regarding such returns and the Group does not have a formal policy regarding such returns. Accordingly, the Group recognizes a provision for return of goods against a decrease in revenues and a corresponding inventory asset against the right to return the goods. The amount of the asset is determined based on the lower of cost and net realizable value. Past experience is used by the Group to estimate the number of returns. Based on past experience, the Group estimates, with a high level of probability that no significant portion of revenue recognized in respect of sale of goods will be reversed.

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

The following table sets forth for the periods indicated the correlation (in percentages) between items from the Company’s statements of operations to its total sales for such periods:

	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenues	454,094	395,637
Cost of Sales	308,717	271,784
Gross Profit	145,377	123,853
Selling Expenses	65,990	55,490
General and Administrative Expenses	21,918	21,067
Other Income	(108)	-
Operating profit	57,577	47,296
Financial Income (Loss), Net	10,095	17,950
Profit before taxes on income	67,672	65,246
Taxes on income	(15,463)	(13,735)
Net Income	52,209	51,511

Year Ended December 31, 2020 compared with Year Ended December 31, 2019

Revenues for fiscal year 2020 increased by NIS 58.5 million (USD 18.2 million), or 14.8%, to NIS 454.1 million (USD 141.2 million) from NIS 395.6 million (USD 123.1 million) recorded in fiscal year 2019. Revenues increased primarily due to the COVID-19 pandemic, which led to an increase in demand for the Company's line of products, primarily in retail chains, and due to a redirection of resources in favor of sales, increasing the variety of the Company's products, improving the company visibility in the stores and improved inventory management.

Cost of sales for fiscal year 2020 increased by 13.6% to NIS 308.7 million (USD 96.0 million), or 68.0% of revenues, from NIS 271.8 million (USD 84.5 million), or 68.7% of revenues, recorded in fiscal year 2019. The increase in cost of sales was primary due to increase in sales.

Gross profit for fiscal year 2020 increased by 17.4% to NIS 145.4 million (USD 45.2 million), or 32.0% of revenues, from NIS 123.9 million (USD 38.5 million), or 31.3% of revenues, recorded in fiscal year 2019. The increase in gross profit was primary due to increase in sales and the gross margin increase resulting from the Company's strategy of selling a favorable mix of products which generate a higher gross margin.

Selling expenses for fiscal year 2020 increased by 18.9% to NIS 66.0 million (USD 20.5 million), or 14.5% of revenues from NIS 55.5 million (USD 17.3 million), or 14% of revenues, recorded in fiscal year 2019. The increase in selling expenses was primarily due to an increase in payroll expenses in the logistics department as a result of working in two shifts to comply with government workplace restrictions due to the COVID-19 pandemic, and an increase of freight to customers' expenses to support sales growth.

General and administrative expenses for fiscal year 2020 increased by 4.0% to NIS 21.9 million (USD 6.8 million), or 4.8% of revenues, from NIS 21.1 million (USD 6.6 million), or 5.3% of revenues, recorded in fiscal year 2019. The increase in general and administrative expenses was primarily due to an increase in goal-based bonuses in the payroll expenses.

Operating profit for fiscal year 2020 increased by NIS 10.3 million (USD 3.2 million), or by 21.7%, to NIS 57.6 million (USD 17.9 million), or 12.7% of revenues, from NIS 47.3 million (USD 14.7 million), or 12.0% of revenues, recorded in fiscal year 2019. The increase in operating profit was primarily due to increase in gross profit.

Financial income, net, for fiscal year 2020 amounted to NIS 10.1 million (USD 3.1 million) compared to net income of NIS 18.0 million (USD 5.6 million) recorded in fiscal year 2019. The decrease in finance income, net was primarily due to a decrease in interest income and dividends received from the Company's securities portfolio and from decrease in revaluation of the Company's securities portfolio to its fair value.

Profit before taxes on income for fiscal year 2020 increased by NIS 2,426 thousand (USD 755 thousand), or by 3.7%, to NIS 67,672 thousand (USD 21,050 thousand) from NIS 65,246 thousand (USD 20,294 thousand) recorded in fiscal year 2019. The increase in profit before taxes on income was primarily due to increase in gross profit.

Taxes on Income for fiscal year 2020 increased by 12.58% to NIS 15,463 thousand (USD 4,810 thousand) from NIS 13,735 thousand (USD 4,272 thousand) recorded in fiscal year 2019. The increase in taxes on income in fiscal year 2020 compared to fiscal year 2019 was mainly due to increase in profit before taxes. For more information see Note 11 (Taxes on income) of our financial statements for the year ended December 31, 2020 included in this report.

Net profit for the year for fiscal year 2020 was NIS 52,209 thousand (USD 16,240 thousand), or NIS 3.89 (USD 1.21) per share.

Year Ended December 31, 2019 compared with Year Ended December 31, 2018

This analysis can be found in Item 5 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

B.	LIQUIDITY AND CAPITAL RESOURCES.

The Company’s operations are funded mainly through its own equity and cash flows from its operating activities. In addition, the Company has unutilized bank credit lines.

For fiscal year 2020, cash and cash equivalents increased from NIS 121.9 million (USD 37.9 million) as of December 31, 2019 to NIS 201.8 million (USD 62.8 million) as of December 31, 2020.

 During fiscal year 2020, financial assets at fair value through profit or loss increased to NIS 154.7 million (USD 48.1 million) from NIS 141.5 million (USD 44.0 million) as of December 31, 2019.

Cash flow from operating activities

For fiscal year 2020, the Company generated a positive cash flow from continuing operating activities of NIS 64.2 million (USD 20.0 million) compared to negative cash flow from continuing operating activities of NIS 0.4 million (USD 0.1 million) in fiscal year 2019, a change primarily due to the profit of the Company in addition to decrease in inventory, decrease in deferred income taxes, gains on marketable securities, depreciation and amortization and decrease in trade and other payables.

Cash flow from investing activities

During fiscal year 2020, the Company utilized cash flow of NIS 24.6 million (USD 7.6 million) for continuing investing activities compared to net cash flow from continuing investing activities of NIS 8.1 million (USD 2.5 million) utilized in fiscal year 2019 primarily due to loans granted to others, net, proceeds from purchases of marketable securities, net and acquisition of property plant and equipment.

Cash flow used in financing activities

On September 15, 2020, the Company raised gross proceeds of approximately a $13.2 million through a private placement of its ordinary shares. The Company issued a total of 650,000 ordinary shares at a purchase price of $20.3 per share.

During fiscal year 2020, the Company utilized cash flow of NIS 40.7 million (USD 12.6 million) from financing activities compared to net cash flow from financing activities of NIS 1.8 million (USD 0.6 million) utilized in fiscal year 2019, primarily due to private placement to classified institutional investors in Israel in the amount of NIS 42.5 million (USD 13.2 million) of 650,000 ordinary shares for NIS 66 per share and of stock option (not listed for trading) for the purchase of up to 650,000 ordinary shares of the company for a period of twelve months at an exercise price of 73 NIS (USD 14,759 million).

Cash requirements

The Company’s cash requirements, net, during the years ended December 31, 2020 and 2019 were met primarily through its working capital. As of December 31, 2020, the Company had working capital of NIS 536.8 million (USD 167 million) compared to working capital of NIS 452.8 million (USD 140.8 million) as of December 31, 2019. The Company believes that its working capital is sufficient for the Company's present requirements.

Trade receivable

The Company’s trade receivable balance as of December 31, 2020 was NIS 131.3 million (USD 40.8 million) compared to the trade receivable balance as of December 31, 2019 in the amount of NIS 133.0 million (USD 41.4 million). The average time period within which our trade receivable was paid was 91 days in 2020 compared to 92 days in 2019.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The representative rate of the U.S. Dollar was NIS 3.215 on December 31, 2020 compared to NIS 3.456 on December 31, 2019, NIS 3.748 on December 31, 2018, NIS 3.467 on December 31, 2017 and NIS 3.845 on December 31, 2016. As of March 22, 2021, the representative rate of the U.S. Dollar was NIS 3.303.

The annual rates of inflation (deflation) in Israel during the years ended December 31, 2016, 2017, 2018, 2019 and 2020 were approximately  (0.3%), 0.4%,0.8%, 0.6% and (0.3%), respectively, while during such periods the revaluation (devaluation) of the NIS against the U.S. Dollar was approximately  (1.5%), (10%), 8.1%, (9.2%) and (6.9%), respectively.

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

Guarantees and Pledges

Other than letter of credit granted by the Company to some of its suppliers, the Company has no obligation or use credit lines to the banks or to other party. The outstanding amount of such letters of credit as of December 31, 2020 was approximately NIS 0.6 million (USD 0.2 million).

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

In addition, the law includes a temporary order to limit the shelf space of very large suppliers (defined as retailers whose annual sales exceed NIS 1 billion) to 50% of the shelf space at large stores (defined as stores with more than 250 square meters) of larger retailers. The purpose is to enable medium-sized and small suppliers, such as the Company, to obtain shelf space at the large food retailers and thereby increase competition and lower prices for the end customer.  The Company is currently on the list of large suppliers maintained by the Anti-Trust Authority. A large supplier is defined as a supplier with revenues to retailers, or through retailers, in Israel of more than NIS 300 million, or a supplier who is a monopoly as defined in the Israel anti-trust law, with respect to a particular food products for which it was declared a monopoly.

In addition, various macro economic factors impact the food industry, including the macro economic environment in Israel, which includes the following:

Local activity - The data in the second half of 2020 and the beginning of the first half of 2021 shows a recovery of the Israeli economy in the summer months, but also the sharp decline of activity due to the second government imposed lock-down due to the COVID-19 pandemic in September-October 2020. During the second lock-down, there was a sharp decrease in activity, but at a more moderate intensity compared to the first government imposed lock-down in March 2020.

Labor market activity – The data show that before the imposition of the second lock-down, the broad unemployment rate stabilized at around 11-12%, increasing to 23% during the second lock-down due to the COVID-19 pandemic and then gradually decreasing and to about 12.7% in the first half of December 2020.

Inflation environment - During the second half of 2020, the inflation rate remained low and negative, but slightly higher than at the end of the first half of 2020. For the year 2020, inflation stood at (0.6%).

Developments in financial markets - In the first half of 2020, the COVID-19 pandemic led to sharp declines in the financial markets in Israel and around the world. In response, central banks around the world, including the Bank of Israel, implemented various programs that continued in the second half of 2020 to purchase assets and open credit barriers for sectors that needed them, in order to ensure that the markets continued to provide liquidity and to support their proper functioning. Relative stability was maintained in financial markets during most of the second half of 2020, and at the end of the year there were general share market price increases - among other things, against the background of the news about various vaccines for coronavirus.

Fiscal policy - The deficit at the end of 2020 is expected to be about 12% of GDP. About three-quarters of the deficit is attributed to the consequences of the COVID-19 pandemic – about half from increased spending and a quarter due to declining tax revenues.

Monetary policy - In the second half of 2020, with the deteriorating economic conditions in the economy following the spread of the COVID-19 pandemic and measures taken to combat its impact, the Bank of Israel implemented various measures to help reduce the economic damage which included, among other things: (1) keeping the interest rate unchanged at 0.1%, its lowest level ever; (2) intervention in the foreign exchange market - aggressive acquisitions to help appreciate the value of the shekel; (3) acquisitions of corporate bonds in the secondary market to a significant extent in order to expand the possibility for large companies to raise credit directly and make available bank and non-bank credit to smaller businesses; (4) renewal of a program to expand the supply of credit to small businesses; (5) increasing the program of government bond purchases in order to reduce credit costs in the economy; (6) providing loans to the banking system by the Bank of Israel at a negative interest rate of minus 0.1% in order to facilitate credit terms for small and medium-sized businesses; (7) publication by the Supervisor of Banks of a series of regulatory facilitations designed to allow banks the flexibility required to continue to provide services to the public, and in particular the provision of credit.

In addition, the Company's management is evaluating the financial stability of its customers by entering into agreements with companies for providing business data, examining bank accounts, conducting inquiries, and following negative publicity regarding its customers or other signs indicating financial difficulties.

OFF-BALANCE SHEET ARRANGEMENTS

Not applicable.

E.	TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS

Not applicable.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The directors, executive officers and key employees of the Company as of the date of this Annual Report are as follows:

Name	Age	Position with the Company
Joseph Williger	64	Director, Co-Chairman of the Board

Zwi Williger	66	Director, Co-Chairman of the Board

Victor Bar (1) (2)	56	Director

Einat Peled-Shapira	43	Chief Executive Officer

Yitschak Barabi	36	Chief Financial Officer

Einav Brar (1) (2)	49	External Director

Idan Ben-Shitrit (1) (2)	46	External Director
(1) (2)	Members of the Company’s Audit Committee Members of the Company’s Compensation Committee

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

The business experience of each of the Directors, executive officers and key employees of the Company is set forth below:

Joseph Williger has served as the active Co-Chairman of the board of the Company (together with his brother Mr. Zwi Williger) and as a director of Willi-Food the controlling shareholder of the Company since June  2017. From January 1994 until September 2011 he served as the Chief Executive Officer of the Company and from September 2011(when he ceased serving as Chief Executive Officer of the Company) until January 2016 he served as President of the Company.  Mr. Williger has also served as a director of the Company from January 1994 until January 2016 and the chairman of the company's subsidiaries, WFD and Gold Frost, from 1996 and 2001, respectively, until January 2016. Mr. Williger attended Business Administration studies in California State University, Northridge, Los Angeles and attended Business Administration studies in Bar Ilan University, Ramat-Gan, Israel.

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

Einat Peled-Shapira has served as the Company’s Chief Executive Officer since March 10, 2020, when she replaced Mr. Michael Luboschitz, who previously served as CEO. Ms Peled-Shapira resigned from the Company effective April 1, 2021. Prior to being appointed CEO, Ms. Peled-Shapira held several senior positions over 14 years at Osem-Nestle group, one of the largest food manufacturers and distributors in Israel, most recently since 2018 as Business Unit Manager of "Bonjour", a leading fresh baked goods company in Israel. Mrs. Peled-Shapira holds an BA in Business Administration with a specialization in information systems from the College of Management Academic Studies in Rishon LeZion, Israel and an MBA with a specialization in marketing from the Peres Academic Center in Rehovot, Israel

Yitschak Barabi has served as Chief Financial Officer/finance manager of the Company and Willi-Food since September 2019. Prior to his appointment as Finance Manager, Mr. Barabi served as the Company’s Controller and Deputy CFO since October 15, 2017. Mr. Barabi is certified public accountant (Israel) and holds a BA (Accounting & Economic) from the Hebrew University.

Einav Brar has served as external director of the Company since August 2018. Since 2015, Ms. Brar has served as owner and CEO of TLV Medical Center, and from 1994 until 2015, she served as founder and former CEO of DPL - Disposable Hygienic Products LTD. Ms. Brar earned a bachelor's degree in Business Administration from Roppin Academic Center in Emek Hefer, Israel.

          Idan Ben-Shitrit has served as external director of the Company since August 2018. From 2009 to 2016,  he served as a portfolio manager at Meitav Co. & Altris Co. Since 2017, he has served as a self-employed hedge fund manager, a wealth management advisor for private clients and as an advisor in the finance and investment sector. Mr. Idan earned a bachelor of arts degree in Mathematics and Economics from Tel-Aviv University and an MBA in Finance from IDC in Herzliya, Israel.

B.	COMPENSATION

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2020. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with management fees, salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2020, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exemption in accordance with applicable law and our articles of association.

Name and Principal Position	Salary (1)	Management Fees (2)	Bonus (3)	Total
	NIS thousands
Zwi Williger (4) Co-Chairman of the Board and a chairman of the board of Willi-Food	-	1,590	2,500	4,090
Joseph Williger (4) Co-Chairman of the Board and a director of Willi-Food	-	1,503	2,500	4,003
Einat Peled-Shapira CEO of the Company and Willi-Food	739	-	210	949
Yitschak Barabi Chief Finance officer of the company	536	-	84	620
Ran Asulin Chief Trade and Selling Officer of the Company.	534	-	82	616

(1)	The aggregate of gross monthly salaries or other payments with respect to the Company's Executive Officers for 2020 exclude annual bonus and include car and mobile phone benefits.
(2)	Management fees includes also tax gross-up payments.
(3)
Annual profit-related bonuses for 2020 to Zwi Williger and Joseph Williger Represents annual bonuses granted to the Covered Executive based on formulas set forth in the Company's compensation policy approved by shareholders in June 2020 (the "Amended Compensation Policy") and the agreements with each of the Covered Executive.

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

According to the Management Services Agreements approved by shareholders on October 17, 2017 and approved in amended form by shareholders on April 3, 2019 (the “Current Management Services Agreements”), each of the co-Chairmen will serve as an active co-Chairman of the Board of Directors of the Company in a 100% full time position as of January 1, 2019.

On June 4, 2020, the shareholders approved an amendment to the Current Management Services Agreements. Pursuant to the amendment, as of January 1, 2020 and for a period of three years, the maximum annual Measurable Bonus to be paid to a co-chairman will not exceed the amount set forth in the Company’s Revised Compensation Policy, NIS 2.5 million (currently approximately USD 0.78 million), instead of NIS 1.5 million contained in the Current Management Services Agreements, provided that the Company’s annual minimum operating profit before bonuses exceeds NIS 30 million (currently USD 9.33 million) instead of NIS 20 million as provided in the Current Management Services Agreements.

The main terms and conditions of each of the Current Management Services Agreements, as amended on June 4, 2020, are as follows:

 (a)          Monthly service fees of NIS 100,000 (currently approximately USD 31.1 thousand) (excluding VAT).

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

(b)          Profit Related Bonus - an annual bonus determined according to measurable quantitative criteria:

 Payment of the Measurable Bonus will be subject to achieving an operating profit target before bonuses to all Company’s officers (the “Bonuses”) of at least NIS 30 million (currently approximately USD 9.33 million) (the “Minimum Operating Profit before Bonuses”).

Achieving or exceeding the Minimum Operating Profit before Bonuses the co-Chairman will entitle to receive a bonus in the following manner: (i) a Bonus of 2% of the actual operating profit before Bonuses up to and including NIS 10 million (currently approximately USD 3.11 million); (ii) a Bonus of 3% of the actual operating profit before Bonuses above NIS 10 million and up to and including NIS 15 million (currently approximately USD 4.66 million); (iii) ) a Bonus of 4% of the actual operating profit before Bonuses above NIS 15 million and up to and including NIS 20 million (currently approximately USD 6.22 million); (iv) a Bonus of 5% of actual operating profit before Bonuses exceeding NIS 20 million.

The maximum annual Measurable Bonus to be paid to the co-chairman will not exceed NIS 2.5 million (currently approximately USD 0.78 million).

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

(e)          The Company will provide the co-Chairman with use of a vehicle, the value of which will not exceed the amount of NIS 400,000 (currently approximately USD 124,417). The Company will cover all the operating expenses of the Company car (excluding fines), including grossing up the related tax. In case, at the request of the co-Chairman, the value of the vehicle will exceed the amount of NIS 400,000, the co-Chairman will reimburse the Company with any amount exceeding NIS 400,000.

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

Terms of Office and Employment of Ms. Einat Peled-Shapira, CEO of the Company and Willi-Food (effective March 10, 2020)

The Board appointed Ms. Peled-Shapira as CEO effective March 10, 2020 and she resigned from the Company effective April 1, 2021.

On June 4, 2020, shareholders approved the following terms of office and employment of Ms. Peled-Shapira, effective from her date of appointment:

•	Salary – monthly salary of NIS 53,330 (currently approximately USD 16,587) (“Monthly Payment”);

•
Managers’ Insurance Policy –  monthly payments to be made by the Company towards Ms. Peled-Shapira's pension and compensation funds will be in accordance with Israeli law (currently approximately NIS 7,900, or USD 2,288);

•
Study Fund (‘Keren Hishtalmut’) – monthly payment to be made by the Company towards Ms. Peled-Shapira's study fund will total 7.5% of the of the sum of the Monthly Payment (currently approximately NIS 4,000 or USD 1,244);

•
Vehicle – Company will provide Ms. Peled-Shapira's with a leased vehicle, the value of which will not exceed the amount of NIS 200,000 (currently approximately USD 62,208). The Company will cover all the operating expenses of the Company car (excluding fines). Ms. Peled-Shapira's will bear all related tax (known in Hebrew as ‘Shovi Rechev’);

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

Achieving or exceeding the Minimum Operating Profit before Bonuses will entitle Ms. Peled-Shapira to receive a bonus in the following manner: (i) a Bonus of 0.35% of the actual operating profit before Bonuses up to and including the Minimum Operating Profit before Bonuses; and (ii) a Bonus of 0.7% of the actual operating profit before Bonuses exceeding the Minimum Operating Profit before Bonuses.

The maximum annual Measurable Bonus to be paid to Ms. Peled-Shapira will not exceed NIS 320,000 or USD 99,533.

•
Termination and Notice Period  – each of the Company and Ms. Peled-Shapira may terminate Ms. Peled-Shapira’s employment at any time, and for any reason, by prior written notice of: 30 days in the first year of employment, 60 days during the period following the first year (the “Notice Period”); and

•
Ms. Peled-Shapira will be included in the D&O insurance policy available to the Company and its subsidiaries under the same terms as other officers of the Company, and she will be entitled to an exemption and indemnification letter, which is identical to the form of exemption and indemnification that was approved by the General Meeting of Shareholders on July 20, 2005 for all directors and officers.

Terms of Office and Employment of Yitschak Barabi, Chief Financial Officer of the Company

Mr. Barabi has served as Chief Financial Officer of the Company since September 1, 2019. Before that, Mr. Barabi served as Controller and CFO deputy of the Company. Mr. Barabi is entitled to a monthly salary in accordance with the terms of his employment agreement as approved by the certified organs of the Company, including salary, car, mobile phone and accepted social conditions. In addition, Mr. Barabi is included in the insurance policy for directors and officers of the Company, and is also entitled to exemption and indemnification from the Company. Pursuant to his employment agreement, Mr. Barabi is entitled to a bonus based on the Company's operating profit. Each party may terminate the agreement by giving 60 days advance notice.

 Terms of Office and Employment of Ran Asulin, Chief Trade and Selling Officer of the Company

Mr. Asulin has served as Chief Trade and Selling Officer of the Company since February 24, 2020. Before that, Mr. Asulin served as National Trade Manager of the Company since December 2018.  Mr. Asulin is entitled to a monthly salary in accordance with the terms of his employment agreement as approved by the certified organs of the Company, including salary, car, mobile phone and accepted social conditions. In addition, Mr. Asulin is included in the insurance policy for directors and officers of the Company, and is also entitled to exemption and indemnification from the Company. Pursuant to his employment agreement, Mr. Asulin is entitled to a bonus based on the Company's sales and gross profit. Each party may terminate the agreement by giving 60 days advance notice.

Aggregate Compensation of Directors and Officers

The aggregate compensation paid by the Company to its directors and officers as a group for the fiscal year 2020 was approximately NIS 5.4 million (USD 1.7 million), excluding bonuses in an aggregate amount of approximately NIS 5.4 million (USD 1.7 million) paid to Messrs. Joseph and Zwi Williger and other officers. These amounts include all contingent or deferred compensation payable to directors or officers during fiscal year 2020. These amounts also include payments to non-executive directors in the aggregate amount of approximately NIS 403 thousand (USD 125 thousand) during fiscal year 2020.

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

Pursuant to Amendment No. 20 to the Companies Law, a compensation policy must be reviewed and re-approved every three years, whether or not it has been amended. An amendment to the October 2017 Compensation Policy was approved by shareholders for an additional three year period on April 3, 2019, and such compensation policy was further amended by shareholders on June 4, 2020.

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

Compensation Committee

Israeli Companies Law Requirements

Einav Brar (Chair), Idan Ben-Shitrit and Victor Bar are members of the Board’s Compensation Committee. All of our Compensation Committee members have been determined to be eligible to be members of a compensation committee in accordance to the Israeli Companies Law.

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
•
Determining whether to approve the company’s office holders’ terms of office and employment in situations that require the approval of the compensation committee in accordance with the Israeli Companies Law; and

According to the Israeli Companies Law, the terms of service and employment of a public company’s office holders (including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to service and employment) are usually approved by the board of directors, while, the terms of service and employment of the directors and the CEO are usually approved also by the company's shareholders in accordance with the majority requirements of the Israeli Companies Law.

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

External Directors under the Israeli Companies Law/Financial Experts

The Israeli Companies Law requires that the Company have at least two external directors on its Board of Directors. The nomination of an external director under the Israeli Companies Law must be approved by a general meeting of shareholders provided that either: (a) the majority of shares voted at the meeting, including at least a majority of the shares of non-controlling shareholders and who do not have a personal interest in the appointment (excluding a personal interest which does not result from the shareholder's relation with the controlling shareholder) voted at the meeting, vote in favor of such arrangement (not including abstentions) or (b) the total number of shares voted against such arrangement does not exceed two percent of the aggregate voting rights in the company.

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

All current officers and directors of the Company have received exemption and indemnification letters, including Joseph Williger and Zwi Williger, Victor Bar, Einav Brar and Idan Ben-Shitrit.

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

The company decided not to renew the insurance policy for directors and officers for the year 2021.

Approval of Related Party Transactions under the Israeli Companies Law

Office Holders

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined as a general manager, chief executive officer, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title and a director or manager directly subordinate to the general manager. Each person listed in the table under "Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” is an office holder under the Israeli Companies Law.

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

Compensation. The Israeli Companies Law requires that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. Similarly, the terms of service and engagement of any officer other than the CEO must receive the approval of the compensation committee and board of directors. However, shareholder approval is only required if the compensation of such officer other than the CEO is not in accordance with the compensation policy. This compensation policy is required to take into account, among other things, providing proper incentives to directors and officers, taking into account the risk management of the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director. Following the approval of the Compensation Committee and Board, a newly revised Compensation Policy was approved by the Company shareholders on October 17, 2017 at a special meeting of shareholders. An amendment to the October 2017 Compensation Policy was approved by the shareholders for an additional period of three years on April 3, 2019 and was further amended by shareholders on June 4, 2020. For more information on the Company's Compensation Policy, see "Item 6. Directors, Senior Management and Employees – B. Compensation". In accordance with the Israeli Companies Law the compensation policy must be re-approved every three years, in the manner described above. The Compensation Committee is responsible for reviewing from time to time the compensation policy and determining whether or not there are circumstances that require adjustments to the current compensation policy.

The Israeli Companies Law provides that a compensation policy requires shareholder approval by a special majority vote. Notwithstanding the above, the compensation committee and the board of directors may approve the compensation policy of a company, even if the shareholders do not approve such terms, provided that:

1) the compensation committee and after the Board decided, on the basis of detailed reasons and re-discussion of the compensation policy, the approval of the compensation policy despite the shareholders' objection is in favor of the company; and

2) the company is not a "Public Pyramid Held Company", which is a public company controlled by another public company (including by a company that only issued debentures to the public), which is also controlled by another public company (including a company that only issued debentures to the public) that has a controlling shareholder.

As of March 25, 2021, the Company is a "public pyramid held company", with the parent Company, Willi-Food, a public company traded on the Tel-Aviv Stock Exchange, and BSD, Willi-Food's parent company, a public company traded on the London Stock Exchange.

Disclosure of personal interest. The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest”, as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, “Personal interest” does not apply to a personal interest stemming merely from the fact that the office holder is also a shareholder in the company. "Personal interest" also includes (1) the personal interest of a person who votes via a proxy for another person, even if the other person has no personal interest, and (2) the personal interest of a person who gives a proxy to vote even if the person who votes on his or her behalf has no personal interest, regardless of whether the discretion of how to vote lies with the person voting or not.

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

As of March 25, 2021, the Company is a "public pyramid held company", with the parent Company, Willi-Food, a public company traded on the Tel-Aviv Stock Exchange, and BSD, Willi-Food's parent company, a public company traded on the London Stock Exchange.

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

In accordance with amendments to the Israeli Companies Law, approval by both the compensation committee and the board of directors is required for all arrangements regarding terms of service. Except for certain specific exemptions under the Companies Law, matters referred to herein with respect to the CEO of a public company or a director of a company (including engagement with respect to employment terms of a director in a position other than as a director) also require shareholder approval. With respect to the CEO of a public company, or with respect to a director who is a controlling shareholder, shareholder approval must be by a special majority vote, provided that either:

1)
such majority includes a majority of the total votes of shareholders who have no personal interest in the approval of the transaction (and in case of a CEO, who are not a controlling shareholder) and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or

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

Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

•	any amendment to the articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; or

•	approval of actions and transactions that require shareholder approval.

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

As of December 31, 2020, the Company, including its subsidiaries, employed a total of 181 persons (all of them are located in Israel), seven of whom were in management, 36 of whom were in accounting and importing positions, 38 of whom were involved in the Company's sales and marketing departments and 100 of whom were employed in logistics networks (warehousing and transportation). This compares with 162 employees as of December 31, 2019, seven of whom were in management, 33 of whom were in accounting and importing positions, 35 of whom were involved in the Company's sales and marketing departments and 87 of whom were employed in logistics networks (warehousing and transportation).

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

The following table sets forth, as of March 25, 2021, the number of Ordinary Shares beneficially owned by each shareholder known to the Company to own more than 5% of the Ordinary Shares and (ii) all directors and officers as a group. The information presented in the table is based on 13,867,017 Ordinary Shares outstanding as of March 25, 2021.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi-Food Investments Ltd.	8,200,542	59.1%
B.S.D. Crown Ltd. (1)	8,971,617	64.7%
Joseph and Zwi Williger (2) (3)	9, 535,901	68.8%
Brian Gaines (4)	945,357	6.8%
The Phoenix Holdings Ltd. (5)	998,568	7.2%

(1)
Includes (i) 8,200,542 Ordinary Shares held by Willi-Food, and (ii) 771,075 Ordinary Shares held by B.S.D. Crown Ltd. ("BSD"). Willi-Food is controlled by its majority shareholder, BSD, and BSD may be deemed to beneficially own all of the shares owned by Willi-Food.

(2)
Based on a Schedule 13D filed on January 7, 2021, and on information provided to the Company by Joseph Williger (“JW”) and Zwi Williger (“ZW”), JW directly owns though a wholly-owned company 12,000 Ordinary Shares and ZW directly owns though a wholly-owned company 552,284 Ordinary Shares. In addition, JW owns through YWMI 37.55% of B.S.D's outstanding shares (excluding dormant shares), and owns directly 4.99% and collectively 42.54% of B.S.D's outstanding shares (excluding dormant shares) and holds the right to vote those shares.  In addition, ZW owns through ZVI&C (a company held 100% by him) 35.72% of B.S.D's outstanding shares (excluding dormant shares), and owns directly 6.38% of B.S.D's outstanding shares (excluding dormant shares), and collectively 42.1% of B.S.D's outstanding shares (excluding dormant shares) and holds the right to vote those shares, which if combined with JW holdings' constitutes a 84.64% holdings of B.S.D. Accordingly, JW and ZW may each be deemed to beneficially own 9,535,901 Ordinary Shares (comprised of 8,200,542 Ordinary Shares held directly by Willi-Food, 771,075 Ordinary Shares held directly by B.S.D, 12,000 Ordinary Shares held directly by JW and 552,284 Ordinary Shares held directly by ZW), or approximately 68.77% of the outstanding Ordinary Shares of the Company. Based on a Schedule 13D filed on January 7, 2021, JW and ZW may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act; however, JW and ZW have not acted in concert in connection with the transactions described herein and have not been, nor are they currently, parties to any voting or other arrangement with respect to their holdings in BSD, and they disclaim the existence of any such group.

(3)
Based on information provided to us, all of the Company's directors and officers as a group (excluding Joseph and Zwi Williger) hold 564,284 Ordinary Shares representing 4.1% of our total shares outstanding.

(4)
Based on a Schedule 13G filed February 4, 2021, this amount consists of 776,807 Ordinary Shares (representing approximately 5.6% of our total shares outstanding) directly held by Springhouse Capital (Master), L.P. (the "Fund"), and 128,959 Ordinary Shares owned by Mr. Gaines for his own account and an additional 39,951 Ordinary Shares held by immediate family members in accounts Mr. Gaines controls, and that Mr. Gaines may be deemed to beneficially own (in total representing approximately 1.2% of our total shares outstanding). Mr. Gaines serves as managing member of Springhouse Capital Management G.P., LLC ("Springhouse") and as a director of Springhouse Asset Management, Ltd. (the "General Partner") and, as a result, may be deemed to beneficially own shares owned by the Fund. Springhouse is the general partner of Springhouse Capital Management, L.P. ("Management") and, as a result, may be deemed to beneficially own shares owned by the Fund. Management is the investment manager of the Fund and as a result, may be deemed to beneficially own shares owned by the Fund. The General Partner is the general partner of the Fund, and, as a result, may be deemed to beneficially own shares owned by the Fund.

(5)
Based on a Schedule 13G filed February 11, 2021, these shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holdings Ltd. (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

All of the shareholders of the Company (including Willi-Food) have the same number of votes for each Ordinary Share held. Accordingly, the major shareholder of the Company, Willi-Food, does not have voting rights that are different from those of the Company’s other shareholders. The Company believes that, as March 25, 2021, 2,553,741 Ordinary Shares (approximately 18.4% of its outstanding Ordinary Shares) were held by persons who were not officers, directors or the owners of 5% or more of the Company's outstanding Ordinary Shares. As of March 25, 2021, there were 13 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record, including a part of the Company’s shares held by Willi-Food through brokers, represented as of March 25, 2021 approximately 75.53% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

B.	RELATED PARTY TRANSACTIONS

Management Service Agreements.

For information regarding Management Services Agreements with Messrs. Zwi and Joseph Williger through Williger Management Companies, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Management Service Agreements".

Services to Willi-Food

The Company has been providing certain services to Willi-Food on an on-going basis since the Company’s commencement of operations, including office space and certain management, financial and administrative services.  Effective May 19, 1997, the effective date of the Company’s initial public offering, the Company entered into a service agreement with Willi-Food. This agreement was last amended on June 4, 2020.

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

In light of the enactment of Amendment No. 16, an agreement with a controlling shareholder, such as the Company's service agreement with Willi-Food, must be approved every three years by the Audit Committee, Board of Directors and by a special majority of the General Meeting of Shareholders. Willi-Food is the parent company of the Company and is the controlling shareholder of the Company. On June 4, 2020 following the unanimous approval of the Company's Audit Committee and Board of Directors, the General Meeting of Shareholders of the Company approved the extension of the above service agreement, for a three-year period ending June 4, 2023.

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

Legal Proceedings

(1)
On February 24, 2016, a motion to certify a derivative action (hereinafter - the “Motion”) was received at the offices of the parent company, Willi-Food. The Motion was filed with the District Court (Economic Department) in Tel Aviv by Yaad Peer Management Services Ltd. (hereinafter - the “Applicant”), which holds shares of Willi-Food. The motion was filed against all directors and office holders in the Company, and Willi-Food and the Company were added as respondents to the Motion. The Motion deals with the Applicant’s claim for damages suffered by the Willi-Food, which is estimated by the Applicant as of the filing of the Motion to be approximately $3 million, due to an alleged violation of the directors’ and officers’ fiduciary duty, duty of care and duty of expertise towards Willi-Food in connection with a $3 million investment in a company registered in the Czech Republic and which holds an inactive hotel in the Czech Republic. According to the Applicant, the investment is not related in any way to the activity of the Company and was probably used to assist the then controlling shareholder of Willi-Food in other matters or to cover his other obligations.

On August 16, 2018, the Company filed a notice with the court of its intention to file a lawsuit against certain office holders of the Company in connection with the events which are the subject matter of the Motion, rendering a derivative action unnecessary. In view of Company's notice, the Motion was stricken on October 4, 2018 and the case was closed. On November 4, 2018 the Company filed a NIS 4,183,208 lawsuit against the Company’s former controlling shareholder, Mr. Gregory Gurtovoy, and against five former directors and senior office holders - Israel Joseph Schneerson, Pavel Buber, Iram Ephraim Graiver. Ilan Menachem Admon and Zalman Vigler (hereafter jointly: the “Defendants”). According to the Company, the Defendants conspired to cause the use of millions of NIS of Company funds as collaterals to loans extended to foreign private companies related to the Company’s controlling shareholders without obtaining the required approvals from the Company’s organs and without issuing the required report to Company’s shareholders. The lawsuit is based on the claim that an agreement signed by the Company, whereunder it has allegedly invested in the bonds of a Czech company, is not a genuine agreement; rather, it is claimed, the purpose of the agreement was to assist the then controlling shareholders (Mr. Gregory Gurtovoy and others) to secure private loans extended by the Austrian bank Meinl, while using the Company's funds for their concealed and inappropriate purposes. The Company demanded that the Defendants compensate it for the funds that were not refunded to the Company (in NIS values) plus compensation at the rate of the alternative yield and a compensation equal to the amounts paid by the Company to enable the refund of the funds. On January 24, 2019, the Defendants filed statements of defense, various motions (to dismiss in limine and/or delay the proceedings) and a counterclaim against Willi-Food and the Company. In their counterclaim the Defendants claimed that they are entitled to funding of their legal defense and/or indemnification and exculpation from the Company in respect of the lawsuit. Since the Defendants are accused of breaching their fiduciary duty to the Company, Company’s management is of the opinion that their request for legal funding and/or indemnification and exculpation will be rejected. On December 25, 2019, the Court issued a resolution which approves an application to give a Court ruling status to a compromise agreement signed between G. Willi-Food and Mr. Ilan Menachem Admon; according to the said compromise agreement, the mutual claims lodged on behalf of the parties in this filed were rejected without issuing an order for court costs. The proceedings relating to the other defendants shall continue as planned. A pre-trial hearing was set for April 29, 2021. In view of the above, Company’s management is of the opinion that the disclosure in the financial statements and in the notes thereto is sufficient.

(2)
On July 23, 2017, Mr. Iram Graiver, former CEO of the Company and Willi-Food (hereinafter - “Mr. Graiver”) filed a lawsuit to the Regional Labor Court in Tel Aviv Jaffa (hereinafter - “the Labor Court”) claiming payment of certain social rights and other compensation from the Company in the total amount of NIS 2,377,305. On November 26, 2017, the Company filed a statement of defense. On July 27, 2017, the Company filed a lawsuit in the Labor Court against Mr. Graiver demanding that he repay certain salary, bonus in respect of 2016 and reimbursement of expenses that he allegedly took unlawfully from the Company amounting to NIS 1,694,325. According to the Company, Mr. Graiver breached his fiduciary duty and his duty of care towards the Company as well as the relevant provisions of the Companies Law requiring approval by the General Meeting of the Company’s shareholders for such payments (which were not obtained in this case). On November 2, 2017, a resolution was issued by the court for joint hearings regarding the two proceedings described above. On November 26, 2017 statements of defense were filed by the Company and Mr. Graiver, and on March 7, 2018 a preliminary hearing was held. The parties are in the process of document discovery and review. Hearings were held on January 15, 2020 and June 7, 2020. Further proof hearing has yet to be schedule.  In view of the above, Company’s management is of the opinion that the disclosure regarding the proceedings in the financial statements and in the notes thereto is sufficient.

(3)
On October 29, 2009, the Company, and the subsidiary Euro European Dairies Ltd. (hereafter – the “Companies”) filed with the Rishon-LeZion Magistrates Court a lawsuit demanding the refund of import permit fees in the total amount of approximately NIS 1.3 million. In a ruling issued on May 13, 2015, the Rishon-LeZion Magistrates Court accepted the position of the Companies to the effect that the fees in respect of early registration for food import permits were collected unlawfully and that the Companies and other food importers have an independent cause of action to demand the repayment of the fees that were paid, by virtue of the Unjust Enrichment Law, 1979 (hereafter – the “Law”). In addition, a partial exemption from refund was determined in accordance with Section 2 of the Law in respect of an amount equivalent to 30% of the amount of fees claimed and proven, due to the Ministry of Health’s mechanism for regulating imported food, which granted the Companies protection from criminal and civil lawsuits in respect of damage caused to consumers from damaged imported food. As a result of the ruling, the Company received a total of approximately NIS 1.1 million in 2015. After the Ministry of Health appealed the ruling, a partial ruling was issued on April 19, 2017 that upheld the ruling of the Magistrates Court in connection with the refund of fees and the rate of fees to be refunded; however, the issue of proving damages remained outstanding. On November 15, 2015, the Companies filed a second lawsuit against the Ministry of Health for the refund of early registration fees for food import permits in the total amount of approximately NIS 2 million, which were paid by the Companies in 2009-2016. On January 1, 2019, it was proposed by the court that the parties proceed to mediation. On December 31, 2020, a settlement agreement was signed under which the Company is entitled to receive NIS 0.6 million in addition to NIS 1.1 received in 2015.

(4)
On December 1, 2013, the Company and Euro European Dairies Ltd filed with the Rishon-LeZion Magistrates Court a lawsuit against the Ministry of Health demanding the refund of customs clearance fees in the total amount of approximately NIS 2.1 million. The fees were paid to the Ministry of Health in respect of clearance of food products from the port, which, according to the Companies, was in effect carried out by the Customs Authorities and therefore the fees were collected unlawfully. On May 13, 2015, a ruling was issued stating that the closure release fees were collected by the Health Ministry unlawfully. The ruling ordered the Ministry of Health to repay 70% of the fees paid by the Companies. On July 8, 2015, appeals were filed by both parties. After several hearings, the court proposed that the parties proceed to mediation. The parties agreed to enter into a mediation process on all issues included in the appeal and the pending lawsuits. On December 31, 2020, a settlement agreement was signed, under which a total of NIS 1.3 million will be paid to the Companies. On January 9, 2020, the Magistrate's Court upheld the settlement. During April 2020 the company received approximately NIS 1.3 million from the Ministry of Health.

(5)
In March 2019, the Yavne municipality issued an amended municipal tax assessment (hereafter – the “Assessment”) regarding an asset located in Yavne which the Company operates. As part of the Assessment, occupied land with an area of 3,600 square meters was added to the amount of the Company’s assessment for 2020 and going forward. The municipality also amended the Assessment retroactively in respect of the years 2016-2019, such that according to the municipality the additional amount of NIS 734,186 was due as of the end of 2020. The Company contested the amended assessment and filed an appeal and an administrative petition, objecting to the additional amount payable in respect of 2020 and thereafter and to the municipality’s decision to apply the amendment retroactively to the period 2016-2019, contrary to a compromise agreement. As part of negotiations that were conducted commensurate with the legal proceedings, an outline of a  final settlement was reached with the Yavne Municipality, whereby the Company will pay a total of NIS 380 thousand in settlement of all the claims made by the municipality with regard to the additional land as mentioned above through December 31, 2020.

(6)
A lawsuit and motion to approve as class action was filed on July 17, 2019 against the Company and 11 other respondents with the Jerusalem District Court for misleading consumers by allegedly not complying with the food labeling standard in connection with certain products. The applicant claimed that the respondents have jointly caused monetary damages of NIS 5 and more than NIS 3 million to him and the other members of the group of plaintiffs, respectively. The Company filed an application to dismiss the motion. On May 12, 2020 a verdict was reached deleting the motion and dismissing the lawsuit subject to payment of immaterial amounts by the Company to the claimant in the case.

(7)
A lawsuit and motion to approve as class action was filed with the central district court on May 7, 2020 against the Company and two other respondents. The applicant claimed that the Company marketed several products as approved by the chief rabbinate of Israel before such rabbinate approval was obtained, thus allegedly violating various laws. The applicant contends that at this time he cannot estimate the amount damages to the members of the class action. A response to the request for approval was filed on February 4, 2021, and a pre-trial hearing was set for March 15, 2021. Further hearing has yet to be schedule. At this early stage, the Company and its legal counsel are unable to assess the chances of success of the class action.

(8)
A lawsuit and motion to approve as class action was filed with the Haifa District Court on June 24, 2020 against the Company, Euro European Dairies, and another respondent. The applicant claimed that the Company marketed several products with misleading captions contrary to provisions of the law and relevant regulations. A response to the request for approval was submitted on November 9, 2020, and a pre-trial hearing was scheduled for July 12, 2021. At this early stage, the Company and its legal counsel are unable to assess the chances of success of the class action.

(9)
A lawsuit and motion to approve as class action was filed with the Haifa district court on September 9, 2020 against Euro European Dairies. The applicant claimed that Euro European Dairies violated its obligations to import and market Gaude cheese in the quantities and prices it undertook as part of duty-free tenders that Euro European Dairies had received. The applicant claims that he and the members of the group suffered damages in the amount of NIS 57 million. A response to the request for approval was submitted on February 1, 2021, and a pre-trial hearing was set for September 13, 2021. At this early stage, the Company and its legal counsel are unable to assess the chances of success of the class action.

(10)
On May 26, 2020, a lawsuit was filed by Tnuva against Wili-Food and the Company. According to the claimant, the packaging of several products marketed by the Company constitutes an alleged infringing imitation of the packaging of Tnuva products. As part of the lawsuit, the claimant requested a declaratory judgment that Tnuva's rights were violated, permanent restraining orders to prevent the continued use of the product packaging by the Company, product collection orders from points of sale and an order to provide accounts regarding the Company's revenue from sales of these products. In addition, the claimant requested compensation in the amount of NIS 2.6 million. On July 26, 2020, a settlement agreement was signed between the parties, which concluded the proceedings in the case according to which Tnuva waived its financial claims against Willi-Food.

B.	SIGNIFICANT CHANGES

We are not aware of any significant changes bearing upon our financial condition since the date of the audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares have been traded on the Nasdaq Capital Market since May 19, 1997. On March 25, 2006, the ticker symbol of our ordinary shares was changed from “WILCF” to “WILC”. Our ordinary shares have been traded on the Tel Aviv Stock Exchange since June 15, 2020 under the ticker symbol “WILF”.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

In May 1997, our ordinary shares began trading on the Nasdaq Capital Market under the symbol "WILCF". On March 25, 2005, the Company's Nasdaq ticker symbol was changed to "WILC". Our ordinary shares have been traded on the Tel Aviv Stock Exchange since June 15, 2020 under the ticker symbol “WILC”.

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

Under the Articles of Association, the Directors (who are not External Directors) are elected annually by the shareholders at the annual meeting. Such directors hold office until the conclusion of the next annual meeting or until their earlier removal or resignation. In addition, at least two (2) External Directors who comply with the qualifications described in the Israeli Companies Law must serve on the Board of Directors. External Directors are appointed by a majority vote at a general meeting, provided that: (i) the majority vote includes at least a majority of the shares of non-controlling shareholders who do not have a personal interest in the appointment (excluding a personal interest not resulting from the shareholder's relation with the controlling shareholder), as described in the Israeli Companies Law, voted at the meeting, with abstentions not taken into consideration in calculating the total number of the non-controlling shareholders, and (ii) the total number of shares of such non-controlling shareholders referred to in clause (1) voting against the resolution appointing an External Director is not more than two percent (2%) of the overall voting rights in the Company. External Directors are appointed for a term of three (3) years and their office may be extended by a resolution of the general meeting passed by special majority as mentioned above, for an additional two-three (3) years. An External Director may be removed from office only in accordance with the relevant provisions of the Israeli Companies Law.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2020 tax year.

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

An additional income tax at a rate of 3% will be imposed on high earners individuals whose annual income or capital gain in 2019 exceeds NIS 649,560 (USD 202,040).

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

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers, and under those requirements, we file reports with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov and as of June 2021 also at the TASE's website at http://maya.tase.co.il and at the Israeli Securities Authority's website at http://www.magna.isa.gov.il.

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

The table below details the sensitivity analysis in respect to exposure relating to exchange rate risk:

	Gain (loss) from exchange rate change NIS thousands		Fair net NIS thousands	Gain (loss) from exchange rate change NIS thousands
Change in exchange rate USD	(10%) (1,094)	(5%) (547)	10,942	5% 547	10% 1,094
Change in exchange rate EURO	(10%) (478)	(5%) (239)	4,786	5% 239	10% 478

Credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivable. Despite the Company's large number of clients (approximately 1,600) a major and significant part of its sales are made to only a limited number of customers (mainly in large retail supermarket chains). The Company generally does not require and does not receive collateral from those major customers. However, it does require and receive collateral from most of the remainder of its clients to insure security of collecting payments. The Company maintains an allowance for doubtful debts, based upon factors surrounding the credit risk of specific customers, historical trends and other information which management believes adequately covers all anticipated losses in respect of trade receivable. There can be no assurance that this allowance will be adequate. In the event that any of the Company's major clients defaults on its payment obligations to us, the Company will not possess sufficient collateral to collect the entire debt. The Company strives to minimize the credit risks by constantly reviewing the credit it extends to customers versus the collateral it receives. As a result, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so in the future.

Interest rate risk: The Company invests part of its cash reserves in instruments that bear fixed interest rate. The Company, as part of its investing policy, invests part of its cash reserves in bonds and convertible debentures that bears fixed interest rate; as a result, the Company is espoused to changes in interest rates.

The table below details the sensitivity analysis in respect to exposure relating to investments in instruments with fix interest rates:

	Gain (loss) from interest change NIS thousands		Fair value NIS thousands	Gain (loss) from interest change NIS thousands
Change in Interest as % of interest rate	(10%)	(5%)		5%	10%
Increase\decrease in financial Income	(9,097)	(4,548)	90,978	4,548	9,097

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended).  These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2020.  Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to meet these objectives.

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

Our management (with the participation of the CEO and CFO) assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In conducting its assessment of internal control over financial reporting, management used the criteria established in "Internal Control - Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2020 based on these criteria.

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

(d) Changes in Internal Control over Financial Reporting.

 There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

A copy of the Code of Ethics for the Company that applies to all directors, officers and other employees of the Company will be provided upon request without charge to any person who requests such copy from Yitschak Barabi, Chief Financial Officer, at cfo@willi-food.co.il or +972-8-932-1099.

ITEM 16C. --	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for professional services and other services rendered by BDO Ziv Haft ("BDO"), the Company’s independent public accounting firm, in 2020.

	NIS 2020	USD 2020

Audit Fees and Tax Fees (1)(2)	340,000	105,754
All Other Fees (3)	17,404	5,413
TOTAL	357,404	111,167

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

(3)      All Other Fees include attestation services.

During fiscal year 2020, the external auditor performed additional services, other than auditing and tax services, which amounted to NIS 17 thousand. These services did not exceed 45% of the total fee of the external auditor and the audit fee for accounting represents more than 50% of the external auditor's total revenue from the Company.

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

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.  EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (4)
1.2 2.1	Articles of Association of the Company, as amended on March 20, 2014 (4) Specimen of Certificate for ordinary shares (1)
†4.3	Transfer Agreement between the Company and Euro European Dairies Ltd. (Former: "Gold Frost Ltd.") dated February 16, 2006 (2)
†4.4	Lease agreement for Logistics Center between the Company and Euro European Dairies Ltd. (Former: "Gold Frost Ltd.") dated February 16, 2006 (2)
4.5	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto (3)
†4.6	Agreement between G. Willi-Food International Ltd., Zvi V. & Co. Company Ltd. and Yossi Willi Management and Investment Ltd., dated April 24, 2018, and appendices thereto dated April 3, 3019 (5)
†4.7	Appendices to agreements between G. Willi-Food International Ltd., Zvi V. & Co. Company Ltd. and Yossi Willi Management and Investment Ltd., dated June 4, 2020 (*)
4.8	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (5)
8.1	Subsidiaries of the Company (5)
12.1	Certification of principal executive officer of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
12.2	Certification of principal financial officer of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
13.1	Certification of principal executive officer of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
13.2	Certification of principal financial officer of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)

_______________________________
†	Informal English translations from Hebrew original.

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.

(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

(3)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.

(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

(5)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

(*)	Filed Herewith

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

G. WILLI-FOOD INTERNATIONAL LTD. By: /s/ Einat Peled-Shapira Einat Peled-Shapira Chief Executive Officer

Date:  March 25, 2021

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 31 December 2020

Country of incorporation of parent company:	Israel
Legal form:	Limited
Principal activities:	The nature of the entities operations and its principal activities are set out in note 5
Directors:	Zwi Williger (Co-chairman of the board of directors), Joseph Williger (Co-chairman of the board of directors), Victor Bar (director), Einav Adiv Berar (director), Idan Ben-Shitrit (director)

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of
G. Willi-Food International Ltd.
Yavne, Israel

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of G. Willi-Food International Ltd (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended, December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting standards as issued by the International Accounting Standards Board.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Reserves for rights to return goods

As described in Note 28 the Company's revenue is derived from pre-set prices with its customers, therefore the amount of revenue to be earned from each transaction is determined by reference to those prices agreed with the customers. An exception to this principal is that in most cases, the Company enables specific customers to return products which they have not sold, despite that there is no agreement between the Company and its customers regarding such returns and the Company does not have such policy. Historical experience enables the Company to estimate reliably the value of good that will be returned and restrict the amount of revenue that is recognized such that it is highly probable that there will not be a reversal of previously recognized revenue when goods are return.

The primary procedures we performed to address this critical audit matter included:

•	Testing management’s process for determining the estimate for return of goods reserves.

•	Evaluating the appropriateness of management’s methodology to calculate the return of goods reserves.

•	Testing the completeness and accuracy of data inputs to return of goods reserves calculation.

•
Evaluating the reasonableness of management’s prior period estimates for return of goods reserves to actual goods returns during the current period by performing a retrospective comparison subsequent to year-end.

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr)
BDO Member Firm

Tel Aviv, Israel
March 25, 2021

We have served as the Company's auditor since 2018.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		December 31,
	Note	2 0 2 0	2 0 1 9	2 0 2 0 (*)
		NIS	NIS	US Dollars

Assets

Current assets
Cash and cash equivalents	13	201,822	121,860	62,775
Financial assets at fair value through profit or loss	3	154,700	141,543	48,118
Loans to others	14	18,707	17,650	5,819
Trade receivables, Net	15	131,301	133,039	40,840
Other receivables and prepaid expenses	16	6,667	9,360	2,074
Inventories	17	59,514	71,548	18,511
Current tax assets	11	3,965	-	1,233
Total current assets		576,676	495,000	179,370

Non-current assets
Property, plant, and equipment		83,105	81,402	25,849
Less -accumulated depreciation		46,460	43,881	14,451
	18	36,645	37,521	11,398

Right of use asset	19	2,866	3,860	891
Financial assets at fair value through profit or loss	3	13,700	-	4,262
Goodwill		36	36	11
Deferred taxes	11	-	818	-
Total non-current assets		53,247	42,235	16,562

Total assets		629,923	537,235	195,932

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)
(Cont.)

		December 31,
	Note	2 0 2 0	2 0 1 9	2 0 2 0 (*)
		NIS	NIS	US Dollars
Equity and liabilities

Current liabilities
Current maturities of lease liabilities	19	1,393	1,675	433
Trade payables	21	23,474	24,650	7,301
Employees Benefits	22	3,437	2,911	1,069
Current tax liabilities	11	-	3,750	-
Other payables and accrued expenses	23	11,611	9,195	3,612
Total current liabilities		39,915	42,181	12,415

Non-current liabilities
Lease liabilities	19	1,592	2,212	495
Deferred taxes	11	768	-	238
Retirement benefit obligation	22	1,905	1,486	593
Total non-current liabilities		4,265	3,698	1,326

Shareholders' equity
Share capital	24	1,490	1,425	463
Additional paid in capital		170,760	128,354	53,114
Capital fund		247	247	77
Treasury shares		(628)	(628)	(195)
Retained earnings		415,196	362,987	129,143
Re-measurement of the net liability in respect of defined benefit		(1,322)	(1,029)	(411)
Equity attributable to Shareholders' of the Company		585,743	491,356	182,191

Total equity and liabilities		629,923	537,235	195,932

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

The financial statements were approved by the board of directors of the company on March 25, 2021.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF INCOME
(NIS in thousands)

		Year ended December 31,
	Note	2 0 2 0	2 0 1 9	2 0 1 8	2 0 2 0 (*)
		NIS	NIS	NIS	US Dollars

Revenue	4	454,094	395,637	338,245	141,242
Cost of sales	6	308,717	271,784	240,032	96,024
Gross profit		145,377	123,853	98,213	45,218

Operating costs and expenses
Selling expenses	7	65,990	55,490	43,823	20,526
General and administrative expenses	8	21,918	21,067	16,686	6,817
Other Income		(108)	-	(69)	(34)
		87,800	76,557	60,440	27,309

Operating profit		57,577	47,296	37,773	17,909

Finance Income	10	11,348	20,966	(7,212)	3,530
Finance expense	10	1,253	3,016	(2,256)	389
Finance Income (expense), net		10,095	17,950	(4,956)	3,141

Profit before taxes on Income		67,672	65,246	32,817	21,050
Taxes on Income	11	(15,463)	(13,735)	(7,850)	(4,810)

Net Income		52,209	51,511	24,967	16,240

Earnings per share:
Basic/ diluted earnings per share		3.89	3.90	1.89	1.21

Shares used in computation of basic/ diluted EPS		13,433,684	13,217,017	13,240,913	13,433,684

Actual number of shares		13,867,017	13,217,017	13,240,913	13,867,017

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8	2 0 2 0 (*)
	NIS	NIS	NIS	US Dollars

Net Income	52,209	51,511	24,967	16,240

Other comprehensive Income (Expenses)

Re-measurement of net liabilities with respect to a defined benefit which will not be classified in the future as profit or loss, net of tax	(293)	(406)	331	(91)

Other comprehensive Income (Expenses) for the year	(293)	(406)	331	(91)

Total comprehensive Income for the year	51,916	51,105	25,298	16,149

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Additional paid in capital	Measurement of the net liability in respect of defined benefit	Capital fund	Retained earnings	Treasury shares	Total shareholders' equity

Balance - January 1, 2018	1,425	128,354	(954)	247	286,509	-	415,581
Profit for the year	-	-	-	-	24,967	-	24,967
Measurement of the net liability in respect of defined benefit	-	-	331	-	-	-	331
Total comprehensive Income for the year	-	-	331	-	24,967	-	25,298

Balance - December 31, 2018	1,425	128,354	(623)	247	311,476	-	440,879
Profit for the year	-	-	-	-	51,511	-	51,511
Measurement of the net liability in respect of defined benefit	-	-	(406)	-	-	-	(406)
Total comprehensive Income for the year	-	-	(406)	-	51,511	-	51,105
Purchase of treasury shares	-	-	-	-	-	(628)	(628)

Balance - December 31, 2019	1,425	128,354	(1,029)	247	362,987	(628)	491,356
Profit for the year	-	-	-	-	52,209	-	52,209
Measurement of the net liability in respect of defined benefit	-	-	(293)	-	-	-	(293)
Total comprehensive Income for the year	-	-	(293)	-	52,209	-	51,916
Issue of shares	65	42,406	-	-	-	-	42,471
Balance - December 31, 2020	1,490	170,760	(1,322)	247	415,196	(628)	585,743

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8	2 0 2 0 (*)
	NIS	NIS	NIS	US Dollars

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	52,209	51,511	24,967	16,240
Adjustments to reconcile net profit to net cash used in (used to) continuing operating activities (Appendix A)	11,967	(51,948)	(818)	3,722

Net cash from/ (used in) continuing operating activities	64,176	(437)	24,149	19,962

Cash flows - investing activities
Acquisition of property plant and equipment	(2,903)	(1,791)	(2,143)	(903)
Proceeds from sale of property plant and Equipment	108	-	415	34
Loans granted to others	(20,000)	(43,650)	-	(6,221)
Proceeds from loans granted to others	18,943	26,000	-	5,892
Proceeds of non-current financial assets	-	-	3,970	-
Proceeds from sale (purchase) of marketable securities, net	(20,739)	11,336	(8,058)	(6,451)

Net cash used in investing activities	(24,591)	(8,105)	(5,816)	(7,649)

Cash flows - financing activities
Lease liability payments	(1,819)	(1,128)	-	(566)
Shares issue	42,471	-	-	13,210
Acquisition of treasury shares	-	(628)	-	-

Net cash from (used in) financing activities	40,652	(1,756)	-	12,644

Increase (decrease) in cash and cash equivalents	80,237	(10,298)	18,333	24,957
Cash and cash equivalents at the beginning of the financial year	121,860	134,287	113,062	37,904
Exchange (losses)/gains on cash and cash equivalents	(275)	(2,129)	2,892	(86)
Cash and cash equivalents of the end of the financial year	201,822	121,860	134,287	62,775

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8	2 0 2 0 (*)
	NIS	NIS	NIS	US Dollars
Cash flows from/(used in) operating activities

A. Adjustments to reconcile net profit to net cash from operating activities

Decrease (Increase) in deferred income taxes	1,586	2,064	(2,379)	493
Unrealized loss (gain) on marketable securities	(6,115)	(14,972)	13,673	(1,903)
Depreciation and amortization	5,690	4,815	3,614	1,770
Capital gain on disposal of property plant and equipment	(108)	-	(69)	(34)
Exchange (losses)/gains on cash and cash equivalents	275	2,129	(2,892)	86

Changes in assets and liabilities:
Decrease (increase) in trade receivables and other receivables	22,029	(29,776)	(187)	6,853
Decrease (Increase) in inventories	12,034	(22,259)	(9,390)	3,743
Increase (decrease) in trade and other payables, and other current liabilities	(1,861)	16,050	4,523	(579)

Cash generated from operations	33,530	(41,949)	6,893	10,429

Income tax paid	(21,563)	(9,999)	(7,711)	(6,707)

Net cash flows from operating activities	11,967	(51,948)	(818)	3,722

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

Note 1 - Basis of preparation

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out in note 28. The policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements are presented in New Israeli Shekels (NIS), which is also the company functional currency.

The conversion from New Israeli Shekels (NIS) into U.S. dollars was made at the exchange rate as of December 31, 2020, on which USD 1.00 equaled NIS 3.215 The use of USD is solely for the convenience of the reader.

These financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRSs).

The preparation of financial statements in compliance with adopted IFRS requires the use of certain critical accounting estimates. It also requires Company management to exercise judgment in applying the Company's accounting policies. The areas where significant judgments and estimates have been made in preparing the financial statements and their effect are disclosed in note 2.

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for the following items (refer to individual accounting policies for details):

- Financial instruments - fair value through profit or loss
- Net defined benefit liability
- Contingent consideration

Note 2 - Critical accounting estimates and assumptions
The company makes certain estimates and assumptions regarding the future. Estimates and judgements are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 2 - Critical accounting estimates and assumptions (continued)
Estimates and assumptions:

- Revenue recognition - provision of rights to return goods
- Defined benefit scheme - actuarial assumptions
- The determination of the incremental borrowing rate used to measure lease liabilities
- Legal proceedings - estimates of claims and legal processes
- Inventory – provision of slow moving inventory
-          Fair value measurement

several assets and liabilities included in the company financial and non-financial assets and liabilities utilizes market observables inputs and data as far as possible. Inputs used in determining fair value measurement are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the 'fair value hierarchy'):

•          Level 1: Quoted priced in active markets for identical items (unadjusted)
•          Level 2: Observable direct or indirect inputs other than level 1 inputs.
•          Level 3: Unobservable inputs (i.e. not derived from market data).

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur

The Company measures several items at fair value:

- Current Financial assets at fair value through profit or loss (see note 3)
- Non-current Financial assets at fair value through profit or loss (see note 3)
For more detailed information in relation to the fair value measurement of the items above, please refer to the applicable notes.

Note 3 - Financial instruments risk management

The Company is exposed through its operations to the following financial risks:

- Credit risk
- Other market price risk
- Foreign exchange risk
- Global changes in raw-material prices

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 3 - Financial instruments risk management (continued)

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company's objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company's exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

(i) Principal financial instruments

The principal financial instruments used by the Company, from which financial instrument risk arises, are as follows:
- Cash and cash equivalents
- Loans to others
- Trade receivables
- Financial assets at fair value through profit or loss
- Trade payables

(ii) Financial instruments by category

Financial assets:

	Fair value through profit or loss		Amortized cost
	2020	2019	2020	2019
	NIS in thousands
Cash and cash equivalents	-	-	201,822	121,860
Financial assets at fair value through profit or loss	168,400	141,543	-	-
Loans to others	-	-	18,707	17,650
Trade and other receivables	-	-	137,968	142,399
Total financial assets	168,400	141,543	358,497	281,909

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 3 - Financial instruments risk management (continued) (ii) Financial instruments by category (continued)
Financial liabilities:

	Fair value through profit or loss		Amortized cost
	2020	2019	2020	2019
	NIS in thousands
Trade payables	-	-	23,474	24,650
Total financial liabilities	-	-	23,474	24,650

(iii) Financial instruments not measured at fair value

Financial instruments not measured at fair value includes cash and cash equivalents, loans to others, trade and other receivables and trade payables.

Due to their short-term nature, the carrying value of cash and cash equivalents, loans to others, trade and other receivables, and trade payables approximates their fair value.

(iv) Financial instruments measured at fair value

The fair value hierarchy of financial instruments measured at fair value is provided below

	Level 1		Level 2		Level 3
	2020	2019	2020	2019	2020	2019
	NIS in thousands
Financial assets at fair value through profit or loss	154,700	141,543	-	-	13,700	-

There were no transfers between levels during the period.
The valuation techniques and significant unobservable inputs used in determining the fair value
There were no changes to the valuation techniques during the period.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 3 - Financial instruments risk management (continued) (iv) Financial instruments measured at fair value (continued)

The reconciliation of the opening and closing fair value balance of financial instruments is provided below:

Financial assets at fair value through profit or loss:	Level 1	Level 3
	NIS in thousands
January 1, 2020	141,543	-
Purchases	73,450	9,273
Disposals	(61,984)	-
Gain (loss)	1,691	4,427
December 31, 2020	154,700	13,700

General objectives, policies and processes

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is mainly exposed to credit risk from credit sales. It is Company policy, implemented locally, to assess the credit risk of new customers before entering contracts. Such credit ratings are taken into account by local business practices.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company's standard payment and delivery terms and conditions are offered. The Company's review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 3 - Financial instruments risk management (continued)

Other market price risk

The Company is exposed to price risks of shares, certificate of participation in mutual fund and bonds, which are classified as financial assets carried at fair value through profit or loss.
The effect of a 10% increase in the value of the portfolio securities investment held at the reporting date would, if all other variables held constant, have resulted in an increase in the fair value through profit or loss and net assets of NIS 16,840 thousands (2019: NIS 14,154 thousands). A 10% decrease in their value would, on the same basis, have decreased the fair value through other profit or loss reserve and net assets by the same amount.

Foreign exchange risk

Foreign exchange risk arises when the Company enters into transactions denominated in a currency other than its functional currency. The company buys its inventories mostly in USD and EURO and sells its products in NIS. Foreign exchange exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

As of 31 December, the Company's net exposure to foreign exchange risk was as follows:

	2020	2019
Net foreign currency financial assets/(liabilities)	NIS in thousands
USD	10,942	24,400
EURO	(4,786)	2,502
Total net exposure	6,156	26,902

The following table details the Company's sensitivity to a 10% increase and decrease in the NIS against the relevant foreign currencies. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates. A positive number below indicates an increase in profit and other equity where the NIS strengthens 10% against the relevant currency. For a 10% weakening of the NIS against the relevant currency, there would be an equal and opposite impact on the profit and other equity, and the balances below would be negative.

	USD		EURO
	2020	2019	2020	2019
	NIS in thousands
Profit or loss	1,094	2,440	(479)	250

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 3 - Financial instruments risk management (continued)

Global changes in raw-material prices

Raw material prices are mainly affected by extreme weather fluctuations affecting agricultural crops, crude oil prices, accelerated growth and growing demand in China and India affecting world consumption, rise in living standards mainly in developing countries and speculative transaction in the commodity market. A possible rise in the price of raw materials may lead to higher prices for products by suppliers. Sharp price increases in commodity prices may have a material adverse effect on the Company's operations and business results.

Note 4 - Revenues

The Company has disaggregated revenue into two categories in the following table which is intended to enable users to understand the relationship with revenue segment information provided in note 5.

	2020	2019	2018	2020
	NIS in thousands			USD in thousands
Sale of goods manufactured by other corporations	453,375	394,707	338,245	141,019
Income from providing non-bank credit	719	930	-	223
Total sales	454,094	395,637	338,245	141,242

Note 5 – segment information

The company has two reportable segments:

- Import- import, export, marketing and distribution of food products.
- Non-banking credit

Although the "non-banking credit" segment does not meet the quantitative thresholds to be a reportable segment, management has concluded that this segment should be reported separately, as it is closely monitored by the strategic chief operating decision-maker as a potential growth business segment and is expected to materially contribute to the Company's revenue in future.

Factors that management used to identify the Company's reportable segments

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies.
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision maker has been identified as the management team including the Chief Executive Officer, and the co-chairman of the board of directors.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 5 – segment information (continued)

	Year ended December 31, 2020
	Import	Non-banking credit	Total
Segment income	453,375	719	454,094
Segment outcomes	56,859	718	57,577
Finance income			11,348
Finance expense			1,253
Profit before taxes on income			67,672
Other information:
Depreciation and amortization			(5,690)
Tax expense			(15,463)
Segment assets	605,466	24,457	629,923
Segment labilities	43,977	203	44,180

	Year ended December 31, 2019
	Import	Non-banking credit	Total
Segment income	394,707	930	395,637
Segment outcomes	46,554	742	47,296
Finance income			20,966
Finance expense			3,016
Profit before taxes on income			65,246
Other information:
Depreciation and amortization			(4,815)
Tax expense			(13,735)
Segment assets	517,220	20,015	537,235
Segment labilities (*)	45,824	55	45,879

(*) reclassified

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 5 – segment information (continued)

The table below shows the Company's revenues from major groups of products that contributed 10% or more to the Company's total revenues in the years 2018 to 2020:
	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8	2 0 2 0
	NIS	NIS	NIS	USD
Canned Vegetables and Pickles	67,275	63,674	57,333	20,925

Dairy and Dairy Substitute Products	188,675	154,303	116,083	58,686

Canned Fish	53,547	49,179	52,573	16,654

Cereals, rice and pastas	63,514	48,813	47,064	19,756

Non-banking credit	719	930	-	224

Other	80,364	78,738	65,192	24,997

	454,094	395,637	338,245	141,242

Revenues from main customers of the Import segment

The Company has one customer who represent more than 10% of the total sales which amounted to NIS 64,582 thousand (2019: NIS 55,373 thousand).

Note 6 – Cost of sales

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8	2 0 2 0
	NIS	NIS	NIS	US Dollars

Purchases	283,196	279,533	240,998	88,086
Transportation	2,938	2,186	1,966	914
Depreciation and amortization	2,246	2,335	2,314	699
Maintenance	7,905	4,893	4,175	2,459
Other costs and expenses	3,467	2,226	1,910	1,078
	299,752	291,173	251,363	93,236
Change in finished goods	8,965	(19,389)	(11,331)	2,788
	308,717	271,784	240,032	96,024

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 7 – Selling expenses

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8	2 0 2 0
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	21,514	18,798	15,058	6,692
Transportation and maintenance	20,132	15,128	12,541	6,262
Vehicles	3,330	3,377	3,908	1,036
Advertising and promotion	9,461	8,032	4,766	2,943
Depreciation and amortization	2,565	1,861	804	798
Others	8,988	8,294	6,746	2,795
	65,990	55,490	43,823	20,526

Note 8 – General and administrative expenses

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8	2 0 2 0
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	16,185	13,557	10,442	5,034
Office maintenance	1,591	1,455	1,411	495
Professional fees	2,571	2,921	2,432	800
Vehicles	322	330	545	100
Depreciation and amortization	880	620	552	274
Bad and doubtful debts	(1,308)	847	(59)	(407)
Communication	82	75	60	26
Other	1,595	1,262	1,303	495
	21,918	21,067	16,686	6,817

Note 9 – Employee benefit expenses
Employee benefit expenses (not including directors remuneration) comprise:

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8	2 0 2 0
	NIS	NIS	NIS	US Dollars
salary	31,865	28,585	23,345	9,911
Bonus	5,834	3,770	2,155	1,814
	37,699	32,355	25,500	11,725

Key management personnel compensation
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including the directors of the company, Chief executive officer, Chief finance officer, Chief operation officer and Chief sales officer.

Key management personnel expenses comprise:

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 9 – Employee benefit expenses (continued)

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8	2 0 2 0
	NIS	NIS	NIS	US Dollars
Salary and management fees	5,013	6,158	4,916	1,559
Bonus	5,434	3,520	2,005	1,690
Directors remuneration	403	550	507	125
	10,850	10,228	7,428	3,374

Note 10 – Finance income and expenses
	Year ended December 31,
Finance income:	2 0 2 0	2 0 1 9	2 0 1 8	2 0 2 0
	NIS	NIS	NIS	US Dollars

Interest from Short-term bank deposits	99	845	357	30
Interest Income of debentures held for trading	4,222	4,321	4,603	1,314
Other interest	-	-	27	-
Changes in fair value of financial assets at fair values	6,115	14,972	(13,697)	1,904
Dividends	750	389	1,498	233
Income from forward transaction	162	439	-	49
Total finance income	11,348	20,966	(7,212)	3,530

	Year ended December 31,
Finance expenses:	2 0 2 0	2 0 1 9	2 0 1 8	2 0 2 0
	NIS	NIS	NIS	US Dollars

Foreign currency differences	560	2,121	(2,867)	174
Bank fees	312	330	499	97
Portfolio management fees	283	500	112	88
Other	98	65	-	30
Total finance expenses	1,253	3,016	(2,256)	389

Note 11 – Tax expenses

Tax balances presented in the statement of financial position:
	Year ended December 31,
	2020	2019	2020
	NIS	NIS	US Dollars

Current tax assets (liabilities)	3,965	(3,750)	1,233
Deferred tax assets (liabilities)	(768)	818	(238)

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 11 – Tax expenses (continued) Deferred Taxes:
	January		December	December
	1, 2020	Change	31, 2020	31, 2020
	NIS	NIS	NIS	US Dollars
Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	(1,118)	(1,136)	(2,254)	(701)
Employees benefits	511	180	691	215
Allowance for doubtful accounts	736	(300)	436	136
Carry forward tax losses	689	(330)	359	112
	818	(1,586)	(768)	(238)

	January		December	December
	1, 2019	Change	31, 2019	31, 2019
	NIS	NIS	NIS	US Dollars
Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	2,001	(3,119)	(1,118)	(348)
Employees benefits	336	175	511	159
Allowance for doubtful accounts	545	191	736	229
Carry forward tax losses	-	689	689	214
	2,882	(2,064)	818	254

Taxes on income recognized in profit or loss:
	Year ended December 31
	2 0 2 0	2 0 1 9	2 0 1 8	2 0 2 0
	NIS	NIS	NIS	US Dollars
Current taxes:

Current taxes	13,877	11,671	10,069	4,317
Taxes in respect of prior years	-	-	160	-
	13,877	11,671	10,229	4,317

Deferred taxes	1,586	2,064	(2,379)	493

	15,463	13,735	7,850	4,810

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 11 – Tax expenses (continued)

Reconciliation of the statutory tax rate to the effective tax rate:

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8	2 0 2 0
	NIS	NIS	NIS	US Dollars

Income before Income taxes	67,672	65,246	32,817	21,050
Statutory tax rate	23%	23%	23%	23%
Tax computed by statutory tax rate	15,565	15,006	7,548	4,841

Tax increments (savings) due to:
Non-deductible expenses	39	16	4	12
Tax exempt Income	(153)	(38)	(163)	(48)
Profit or loss for tax for which deferred taxes were not provided	-	(1,047)	368	-
Temporary differences for which deferred taxes were not provided	-	(100)	-	-
Previous year taxes	-	-	162	-
Other	12	(102)	(69)	5
	15,463	13,735	7,850	4,810

The tax rate applicable to the Company for the years 2018 – 2020 is 23%.

Note 12 – Earning per share

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8	2 0 2 0
	NIS	NIS	NIS	US Dollars
Basic and diluted earnings per share:
Earnings used in the calculation of basic and diluted earnings per share	52,209	51,511	24,967	16,240

Weighted average number of shares used in computing basic and diluted earnings per share	13,433,684	13,217,017	13,240,913	13,433,684

In September 2020, the Company announced the completion of a private placement to classified institutional investors in Israel of 650,000 ordinary shares for NIS 66 per share and of stock option (not listed for trading) for the purchase of up to 650,000 ordinary shares of the Company for a period of twelve months from the allotment date at an exercise price of 73 NIS. The issue of shares was taken in to account for calculation of the basic and diluted earnings per share. As of December 31, 2020, the stock options were out of the money and therefore were not included in diluted EPS.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 13 – Cash and cash equivalents

	December 31,
	2 0 2 0	2 0 1 9	2 0 2 0
	NIS	NIS	US Dollars

Cash in bank	51,179	53,619	15,919
Short-term bank deposits	150,643	68,241	46,856
	201,822	121,860	62,775

Note 14 - Loans to others

	2 0 2 0	2 0 1 9	2 0 2 0
	NIS	NIS	US Dollars

Opening balance	17,650	-	5,490
Loans granted to others (*)	20,000	43,650	6,221
Payment of loans granted to others	(18,943)	(26,000)	(5,892)
Closing balance	18,707	17,650	5,819

(*) The interest rate given varies from 5%-8%. Interest income from loans granted to others amounted in 2020 to NIS 719 thousand (2019: NIS 930 thousand).
Note 15 – Trade receivables
Composition:

	December 31,
	2 0 2 0	2 0 1 9	2 0 2 0
	NIS	NIS	US Dollars

Open accounts	120,700	124,482	37,543
Credit cards	161	64	51
Checks receivables	17,468	15,087	5,433
Less – provision for return of goods	(5,131)	(3,394)	(1,595)
Less – estimated credit loss	(1,897)	(3,200)	(592)
	131,301	133,039	40,840
The table below shows the trade receivables balance for 31 December 2020 segmented by the due date.

	Trade receivables- days past due
	Nis in thousands
As of:	Not past due	<30	31-60	61-90	90<	Total
December 31, 2020	112,882	6,374	79	130	1,235	120,700
December 31, 2019	91,789	20,427	6,371	1,182	4,713	124,482

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 15 – Trade receivables (continued) Changes in the allowance of credit loss

	December 31,
	2 0 2 0	2 0 1 9	2 0 2 0
	NIS	NIS	US Dollars

Balance at beginning of the year	3,200	2,370	995
Bad debts	(1,937)	-	(603)
Changes in allowance for doubtful debts	634	830	200
Balance at end of the year	1,897	3,200	592

Note 16 - Other receivables and prepaid expenses

	December 31,
	2 0 2 0	2 0 1 9	2 0 2 0
	NIS	NIS	US Dollars

Prepaid expenses	233	861	72
Income receivables	38	1,634	12
Advances to suppliers	2,826	1,207	879
Government authorities	364	3,023	113
Forward transaction	158	439	49
Others	3,048	2,196	949
	6,667	9,360	2,074

Note 17- Inventories

	December 31,
	2 0 2 0	2 0 1 9	2 0 2 0
	NIS	NIS	US Dollars

Finished products	56,348	(*) 65,267	17,527
Inventory in transit	6,167	9,024	1,918
Less – Provision of slow-moving inventory	(3,001)	(*) (2,743)	(934)
	59,514	71,548	18,511

The Company records a provision for slow moving inventory in respect of inventory items estimated by management not to be realized due to expiration date. The slow-moving inventory is based on the historic realization rate of the respective item as well as on management's estimate with respect to its future realization rate.

(*) reclassified

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 18 – Property, plant and equipment

		Machinery		Computers
	Land and	and	Motor	and	Office
	Building	equipment	Vehicles	equipment	Furniture	Total
Consolidated Cost:
Balance -January 1, 2019	55,079	5,500	12,240	5,044	1,748	79,611
Changes during 2019:
Additions	359	205	762	390	75	1,791

Balance - December 31, 2019	55,438	5,705	13,002	5,434	1,823	81,402
Changes during 2020:
Additions	684	1,199	130	860	30	2,903
Dispositions	-	-	(1,200)	-	-	(1,200)

Balance - December 31, 2020	56,122	6,904	11,932	6,294	1,853	83,105

Accumulated depreciation:
Balance - January 1, 2019	20,527	4,148	10,442	4,150	952	40,219
Changes during 2019:
Additions	1,905	417	1,034	237	69	3,662
Balance - December 31, 2019	22,432	4,565	11,476	4,387	1,021	43,881
Changes during 2020:
Additions	1,928	578	822	381	70	3,779
Dispositions	-	-	(1,200)	-	-	(1,200)
Balance - December 31, 2020	24,360	5,143	11,098	4,768	1,091	46,460

Net book value:
December 31, 2020	31,762	1,761	834	1,526	762	36,645

December 31, 2019	33,006	1,140	1,526	1,047	802	37,521

Net book value (USD in thousands):
December 31, 2020	9,879	548	259	475	237	11,398

December 31, 2019	10,266	355	475	326	249	11,671

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 19 - Leases

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for leases for low value assets and leases with a duration of 12 months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate of borrowing rate on commencement of the lease is used.
Right of use assets are initially measured at the amount of the lease liability.
Subsequent to initial measurement lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortized on a straight-line basis over the shorter period of the remaining term of the lease or over the remaining economic life of the asset.

Nature of leasing activities

The Company enters into agreements for the lease of trucks and private vehicles for periods of 5 and 3 years respectively. The Company's lease payment liability is secured by the lessor’s legal ownership of the assets.

Right to use asset

	December 31
	2 0 2 0	2 0 1 9	2 0 2 0
	NIS	NIS	US Dollars
Cost:
Opening balance	5,013	-	1,559
Initial application of IFRS 16	-	2,302	-
Additions	917	2,711	285
Closing balance	5,930	5,013	1,844

Accumulated depreciation:
Opening balance	1,153	-	358
Depreciation	1,911	1,153	595
Closing balance	3,064	1,153	953

Net book value	2,866	3,860	891

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 19 – Leases (continued)
Leases liabilities

	December 31
	2 0 2 0	2 0 1 9	2 0 2 0
	NIS	NIS	US Dollars

Opening balance	3,887	-	1,209
Initial application of IFRS 16	-	2,302	-
Additions	917	2,711	285
Payments	(1,819)	(1,126)	(566)
Closing balance	2,985	3,887	928

Amounts recognized in profit or loss

	For the year ended December 31
	2 0 2 0	2 0 1 9	2 0 2 0
	NIS	NIS	US Dollars

Depreciation expense on right-of-use assets	1,911	1,153	595
Interest expense on lease liabilities	94	65	29
Cancellation of rental expenses	(1,911)	(1,193)	(595)
	94	25	29

Note 20 - Subsidiaries
The principal subsidiaries of G. Willi-Food International Ltd, all of which have been included in these consolidated financial statements, are as follows:

Subsidiary	Country of incorporation and principal place of business	Proportion of ownership interest at 31 December
		December 31,
		2 0 2 0	2 0 1 9
Euro European Dairies Ltd.	Israel	100%	100%
W.F.D. (Import, Marketing and Trading) Ltd.	Israel	100%	100%
W. Capital Ltd.	Israel	100%	100%

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 21 – Trade payables

	December 31,
	2020	2019	2020
	NIS	NIS	US Dollars

Open accounts	22,378	24,396	6,960
Checks payables	1,096	254	341
	23,474	24,650	7,301

Note 22 - Employee benefit liabilities

Liabilities for employee benefits comprise:

	December 31,
	2020	2019	2020
	NIS	NIS	US Dollars

Defined benefit schemes (note 25)	1,905	1,486	593
Employee benefit	2,338	2,176	727
Accrual for annual leave	1,099	735	342
	5,342	4,397	1,662

Estimates and assumptions
The costs, assets and liabilities of the defined benefit schemes operating by the Company are determined using methods relying on actuarial estimates and assumptions. Details of the key assumptions are set out in note 28. The Company takes advice from independent actuaries relating to the appropriateness of the assumptions. Changes in the assumptions used may have a significant effect on the consolidated statement of comprehensive income and the consolidated statement of financial position.

Note 23 - Other payables and accrued expenses:

	December 31,
	2020	2019	2020
	NIS	NIS	US Dollars

Customer advances	1,787	1,576	555
Accrued expenses	9,617	7,335	3,037
Other payables	207	284	20
	11,611	9,195	3,612

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 24 – Share capital
Composition

	December 31
	2 0 2 0	2 0 1 9

Ordinary shares of NIS 0.1 each	50,000,000	50,000,000

Issued and outstanding	13,867,017	13,217,017

Changes in the issued and outstanding shares

2 0 2 0

Ordinary shares of NIS 0.1 at 1 January	13,217,017
Issue of shares (*)	650,000
At 31 December	13,867,017

(*) On September 15, 2020 the company announced on completion of private allocation to institutional and classified investors in Israel of 650,000 ordinary shares in exchange of NIS 66 per share and option (not listed for trading) for the purchase of up to 650,000 ordinary shares of the company that can be exercised for a period of 12 months from the day of allocation at an exercise price of NIS 73.The total proceeds from the private allocation amounted to NIS 42.9 million, not including the proceeds from the exercise of the options (if will be exercise).

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 25- Defined benefit scheme

Defined benefit plans – General

According to labor laws and the Severance Pay Law in Israel, the Company is required to pay compensation to an employee upon dismissal or retirement (including employees who quit their job under other specific circumstances). The computation of the employee benefit liability is made according to the current employment contract based on the employee's latest salary which, in the opinion of management, establishes the entitlement to receive the compensation and considering the employment term.

The current legal retirement age is 62 for women and 67 for men. Therefore, according to the plan, an employee who has been employed by the Company for at least one consecutive year (and under circumstances defined by law) and is dismissed after the said period is entitled to severance pay. The rate of compensation stipulated in the Law is the employee's last salary for each year of employment.

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

The current value of the Company's post-employment benefits obligation is based on an actuarial estimation. The actuarial estimation was performed by external actuary, member of Israel Association of Actuaries.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 25- Defined benefit scheme (continued)
The principal assumptions used for the purposes of the actuarial valuations were as follows:
	Valuation at
	2 0 2 0	2 0 1 9
	%	%

Discount rate	1.73	1.78
Expected return on the plan assets	1.73	1.78

Rate of increase in compensation	4	4

Expected rate of termination:
0-1 years	35	35
1-2 years	30	30
2-3 years	25	25
3-4 years	15	15
4-5 years	15	15
5 years and more	7.5	7.5

The assumptions regarding future mortality rates are based on mortality tables published and approved by the Ministry of Finance. The mortality rate of an active participant at retirement age (67 for men, 62 for women), is 0.6433% for men and 0.3574% for women.

The provisions of Standard 19 stipulate that interest used to capitalize assets and liabilities should reflect risk free interest that is interest on highly rated corporate bonds with similar maturity periods and terms. Until November 2014, absent quality data and information about bonds of this type, what was utilized was the interest on long-term index linked government bonds (index linked Galil)/or long-term shackle government bonds (NIS Dawn - “Shachar”). Following a decision by the Securities Authority, according to which there is a deep market for corporate bonds, and according to the publication of Accounting Staff Position number 12-1, as of this report, the capitalization interest is that of high quality corporate bonds. Use of a quality curve as stated above, is published by quoting companies which specialize in this field. The nominal interest rate for the capitalization appropriate for corporate bonds with high rankings as aforesaid, as of December 31, 2020, is 1.73% per year.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 25- Defined benefit scheme (continued)
Changes in the present value of the defined benefit obligation in the current period were as follows:

	Year ended December 31,
	2020	2019	2020
	NIS	NIS	US Dollars

Opening defined benefit obligation	5,527	4,316	1,719
Current service cost	585	557	182
Interest cost	98	146	30
Actuarial gains arising from changes in demographic assumptions	-	(9)	-
Actuarial losses arising from experience adjustments	122	105	38
Actuarial losses/(gains) arising from changes in financial assumptions	15	574	5
Benefits paid	(337)	(162)	(105)
Closing defined benefit obligation	6,010	5,527	1,869

Changes in the fair value of the defined benefit assets in the current period were as follows:

	Year ended December 31,
	2020	2019	2020
	NIS	NIS	US Dollars

Opening defined benefit assets	4,041	3,480	1,256
Expected return on the plan assets	72	118	22
Changes in financial assumptions	(157)	255	(49)
Employer contribution	380	317	119
Benefits paid	(227)	(111)	(71)
Interest losses on severance payment allocated to remuneration benefits	(4)	(18)	(1)
Closing defined benefit assets	4,105	4,041	1,276

Adaption of the current value of defined benefit plan liability and the fair value of the plan's assets to the assets and liabilities recognized in the Balance Sheets:

	Year ended December 31,
	2020	2019	2020
	NIS	NIS	US Dollars

Present value of funded liability	6,010	5,527	1,869
Fair value of plan assets - accumulated deposit in executive insurance	4,105	4,041	1,276
Net liability deriving from defined benefit obligation	1,905	1,486	593

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 25- Defined benefit scheme (continued)
Sensitivity analyzes principal actuarial assumptions:
The sensitivity analyzes below have been determined based on reasonably possible changes in actuarial assumptions at the end of the reporting period. Sensitivity analysis does not account for any existing inter dependence between assumptions:

If the discount rate were increased / decreased by 0.5%, the defined benefit obligation would have decreased / increased by NIS 251 thousand (USD 78 thousand).
If the rate hikes expected salaries would have increased / decreased by 0.5%, the defined benefit obligation would have increased / decreased by NIS 236 thousand (USD 73 thousand).
If the resignation rate would have increased / decreased by 10%, the defined benefit obligation would have increased / decreased by NIS 205 thousand (USD 64 thousand).

Short term employee benefits:
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

The balance of the Company's vacation provision is in accordance with the leave entitlement of each individual employee, according to his individual agreement with the company to which the employee belongs and in accordance with the employee's salary.  The balance of the Company's vacation provision for December 31, 2020, as NIS 915 thousand (NIS 589 thousands, as of December 31, 2019).

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 26 - Contingent liabilities and commitments

-      The Company has an obligation to pay incentives to several customers that are not subject to the Food Law, 5744-2014, which came into effect on January 15, 2015. Some of those incentives are payable as a rate of total annual sales to those customers, and some of those incentives are payable as a rate of acquisitions in excess of an agreed upon annual volume of activities. The incentives are calculated specifically for each customer.

-    On June 4, 2020, a General Meeting of the Shareholders of the company approved management services agreements pursuant to which Messrs. Joseph Williger and Zwi Williger are to serve as active co-chairmen of the Board of Directors.

According to the Management Services Agreements, each of the co-Chairmen are to serve as an active co-Chairman of the Board of Directors on a full-time basis (100% of a full-time position), over a period of three years from as of January 1, 2020. Messrs. Joseph Williger and Zwi Williger will each be entitled to monthly management fees of NIS 100,000 plus VAT (hereinafter – “the Monthly Management Fees”) and to annual remuneration for participation in meetings of the Board of Directors and/or its committees according the “minimum amount” as set forth in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of an External Director) in addition to the Monthly Management Fees.

Messrs. Joseph Williger and Zwi Williger will each be entitled to annual bonus at a total amount that will not exceed NIS 2,500 thousand plus VAT, provided that the annual operating profit will not be less than NIS 30 million, on the basis of the mechanism set out below: (a) a bonus of up to 2% for the initial NIS 10 million of operating profit; (b) a bonus of up to 3% of operating profit in excess of NIS 10 million and up to and including NIS 15 million; (c) a bonus of up to 4% of operating profit in excess of NIS 15 million and up to and including NIS 20 million; (d) a bonus of up to 5% of operating profit in excess of NIS 20 million.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 26 - Contingent liabilities and commitments (continued)
-      On April 1, 1997, the parent Company, Willi-Food Investments Ltd., and the Company entered into an agreement for the provision of management, administration, bookkeeping, secretarial and controllership services. Pursuant to the said agreement, the parent company shall pay the Company a monthly amount of NIS 10,000 plus VAT for the said services and for external services that are provided at the same time to the parent Company and to the subsidiary by the same third party, such as legal services, auditing services, etc., but excluding unique and specific services that are provided to the parent Company or to the company.

-     On February 24, 2016, a motion to certify a derivative action (hereinafter - the “Motion”) was received at the parent Company’s offices. The Motion was filed with the District Court (Economic Department) in Tel Aviv by Yaad Peer Management Services Ltd. (hereinafter - the “Applicant”), that holds shares of the parent Company. The motion was filed against all directors and office holders in the Company. The parent Company and the Company were added as respondents to the Motion. The Motion deals with the Applicant’s claim for damages suffered by the parent Company, which is estimated by the Applicant, as of the filing of the Motion, at approximately $ 3 million, due to an alleged violation of the directors’ and officers’ fiduciary duty, duty of care and duty of expertise towards the parent Company in connection with a $3 million investment in a company registered in the Czech Republic and which holds an inactive hotel in the Czech Republic. According to the Applicant, the investment is not related in any way to the activity of the Company and is probably used to assist the controlling shareholder of the parent Company in other matters or to cover his other obligations.

On August 16 2018, the Company filed a notice whereby it intends to lodge a lawsuit against the office holders in connection with the events which are the subject matter of the motion and therefore it is no longer needed to discuss the motion to approve a derivative action. In view of Company's notice, the said motion was stricken out and by a court ruling on October 4, 2018 and the case was closed. on November 4, 2018 the Company filed a NIS 4,183,208 lawsuit against the Company’s former controlling shareholder – Mr. Gregory Gurtovoy and against five (former) Company directors and senior office holder - Israel Joseph Schneerson, Pavel Buber, Iram Ephraim Graiver. Ilan Menachem Admon and Zalman Vigler (hereafter jointly: the “Defendants”). According to the Company, the Defendants conspired to cause the use of millions of NIS of the Company funds as collaterals to loans extended to foreign private companies related to the Company’s controlling shareholders on dates which are relevant to the lawsuit without obtaining the required approvals from the Company’s directors and without issuing the required report to Company’s shareholders. The lawsuit is based on the claim that an agreement signed by the Company, whereunder it has allegedly invested in the bonds of a Czech company, is not a genuine agreement; rather, it is claimed, the purpose of the agreement was to assist the then controlling shareholders (Gregory Gurtovoy and others) to secure private loans extended by the Austrian bank Meinl, while using the company's funds for their concealed and inappropriate purposes. The Company demands that the Defendants compensate it for the funds that were not refunded to the Company (in NIS values) plus a compensation at the rate of the alternative yield and a compensation equal to the amounts paid by the Company to enable the refund of the funds. On January 24, 2019, the Defendants filed statements of defense, various motions (to dismiss in limine and/or delay the proceedings) and a counterclaim against willi-food and against the Company as part of this proceeding. In their counterclaim the Defendants claims that they are entitled for funding of their legal defense and/or for indemnification and exemption from the Company in respect of the lawsuit and request the Court to order the Company to fund their legal defense against the Company’s lawsuit. Since the Defendants are accused of breaching their fiduciary duty to the Company, Company’s management is of the opinion that their claims on this matter will be rejected. On December 25, 2019, the Court issued a resolution which approves an application to give a Court ruling status to a compromise agreement signed between G. Willi-Food and Mr. Ilan Admon; according to the said compromise agreement, the mutual claims lodged on behalf of the parties in this filed were rejected without issuing an order for court costs. The proceedings relating to the other defendants shall continue as planned. A pre-trial hearing was set to April 29, 2021. In view of the above, Company’s management is of the opinion that the disclosure in the financial statements and in the notes thereto is sufficient.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 26 - Contingent liabilities and commitments (continued)
-       On July 23, 2017, Mr. Iram Graiver, former CEO of the Company and Willi-Food (hereinafter - “Mr. Graiver”) filed a lawsuit to the Regional Labor Court in Tel Aviv Jaffa (hereinafter - “the Labor Court”) claiming payment of social rights and different compensations at the total amount of NIS 2,377,305. On November 26, 2017, the Company filed a statement of defense. On July 27, 2017, the Company filed a lawsuit to the Labor Court against Mr. Graiver, demanding that he repays funds that he has taken unlawfully from the Company, amounting to NIS 1,694,325. According to the Company, throughout his term of employment as an office holder in the Company, the defendant has unlawfully taken from the Company salary, bonus in respect of 2016 and reimbursement of expenses. According to the Company, Mr. Graiver has done so while breaching his fiduciary duty and his duty of care towards the Company as well as the cogent provisions of the Companies Law, 5759-1999, whereby it is mandatory that payments of the type taken from the Company by Mr. Graiver are approved by the General Meeting of the Company’s shareholders; according to the Company, Mr. Graiver has not obtained such an approval. On November 2, 2017, a resolution was issued to join the hearings pertaining to the two proceedings described above. On November 26 2017 statements of defense were filed by the Company and Mr. Graiver and on March 7 2018 a preliminary hearing was held. The parties are in the process of document discovery and review. Proof hearing was held on January 15 2020. Second Proof hearing was held on June 7 2020. further proof hearing has yet to be scheduled. In view of the above, Company’s management is of the opinion that the disclosure regarding the proceedings in the financial statements and in the notes thereto is sufficient.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 26 - Contingent liabilities and commitments (continued)
-       On October 29, 2009, the Company, and the subsidiary Euro European Dairies Ltd. (hereafter – the “Companies”) filed to the Rishon-LeZion Magistrates Court a lawsuit demanding the refund of import permit fees at the total amount of approximately NIS 1.3 million. In a ruling issued on May 13 2015, the Rishon-LeZion Magistrates Court accepted the position of the Companies to the effect that the fees in respect of early registration for food import permits were collected unlawfully and that the Companies and other food importers have an independent cause to demand the repayment of the fees that were paid, by virtue of the Unjust Enrichment Law, 1979 (hereafter – the “Law”). In addition, a partial exemption from refund was determined in accordance with Section 2 of the Law in respect of an amount equivalent to 30% of the amounts of fees claimed and proven, due to the Ministry of Health’s mechanism for regulating imported food, which granted the Companies protection from criminal and civil lawsuits in respect of damage caused to consumers from damaged imported food. As a result of the ruling, the Company received in 2015 a total of approximately NIS 1.1 million. After the Ministry of Health appealed against the ruling, on April 19 ,2017, a partial ruling was issued that upholds the rulings of the Magistrates Court unchanged in connection with the refund of fees and the rate of fees to be refunded; however, the question relating to the threshold for proving the damage remained outstanding. On November 15, 2015, the Companies filed a second lawsuit against the Ministry of Health for the refund of early registration fees for food import permits at the total amount of approximately NIS 2 million, which were paid by the Companies in 2009-2016. On January 1, 2019, it was proposed by the court to go to the outline of mediation. On December 31, 2020, a settlement agreement was signed under which the Company is entitled to receive NIS 0.6 million in addition to NIS 1.1 million received in 2015.

-       On December 1, 2013, the Companies filed to the Rishon-LeZion Magistrates Court a lawsuit against the Ministry of Health, demanding the refund of customs clearance fees at the total amount of approximately NIS 2.1 million. The fees were paid to the Ministry of Health in respect of clearance of food products from the port, which, according to the Companies, was in effect carried out by the Customs Authorities and therefore the fees were collected unlawfully. On May 13, 2015, a ruling was issued stating that the closure release fees were collected by the Health Ministry unlawfully. The ruling ordered the Ministry of Health to repay 70% of the fees paid by the Companies. On July 8, 2015, appeals were filed by both parties. After several appeals hearings, the court offered the parties to proceed to a mediation proceeding. The parties agreed to enter into a mediation process on all issues included in the appeal and the pending lawsuits. On December 31, 2020, a settlement agreement was signed, under which a total of NIS 1.3 million will be paid to the Companies. On January 9, 2020, the Magistrate's Court upheld the ruling. During April 2020 the company received approximately NIS 1.3 million from the ministry of health.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 26 - Contingent liabilities and commitments (continued)
-       In March 2019, the Yavne municipality issued an amended municipal taxes assessment (hereafter – the “Assessment”) in respect of an asset located in Yavne, in which the Company operates. As part of the Assessment, occupied land at the area of 3,600 square meters was added to the amount of the assessment. The municipality also amended the Assessment retroactively in respect of the years 2016-2019, such that according to the municipality the overall addition for payment amounts to NIS 734,186 as of the end of 2020. Following the said amendment of the Assessment, the Company contested it and filed an appeal and an administrative petition, which describe the Company's claim against the additional amount payable in respect of 2020 and thereafter and object to the municipality’s decision to apply the amendment of the Assessment retroactively 2016-2019 contrary to a valid compromise agreement. As part of the negotiations that were conducted commensurate with the legal proceedings, an outline of a compromise was reached with the Yavne Municipality, whereby the Company will pay a total of NIS 380 thousand in settlement of all the claims made by the municipality with regard to the additional land as mentioned above through December 31 2020.

-       A lawsuit and a motion to approve it as class action was filed on July 17, 2019, against the Company and 11 other respondents to the Jerusalem District Court for allegedly not complying with the food labelling standard in connection with one of its products and thereby misleading consumers. The applicant claimed generally that the respondents have jointly caused monetary damages of NIS 5 and more than NIS 3 million to him and the other members of the group of plaintiffs, respectively. The Company filed an application to dismiss the motion. On March 5 2020 a pre-trial was held. During the pre-trial, the court recommended to the parties to apply an application for consent to withdraw from the request for approval. On May 12 a verdict was held. according to the verdict the motion will be deleted and the personal lawsuit will be dismissed subject to payment of unmaterial amounts to the Company to the claimant in the case.

-       A lawsuit and a motion to approve it as class action was filed on May 7, 2020, against the Company and 2 other respondents to the central district court. The applicant claimed that the company marketed several products as products approved by the chief rabbinate of Israel before the actual rabbinate approval was obtained. Thus, the applicant alleges a violation of various laws. The applicant contends that at this time he cannot estimate the amount of the class action in relation to all the members of the class action. A response to the request for approval was filed on February 4, 2021 and a pre-trial hearing was set for March 15, 2021. Further proof hearing has yet to be schedule.  At this early stage, the company and its legal counsel are unable to assess the chances of the class action.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 26 - Contingent liabilities and commitments (continued)
-      A lawsuit and a motion to approve it as class action was filed on June 24, 2020, against G. Willi-Food, Euro European Dairies, and another respondent to the Haifa District Court. The applicant claimed that the Company marketed several products with misleading captions and contrary to the provisions of the law and the relevant regulations. A response to the request for approval was submitted on November 9, 2020, and a pre-trial hearing was scheduled for July 12, 2021. At this early stage, the company and its legal counsel are unable to assess the chances of the class action.

-      A lawsuit and a motion to approve it as class action was filed on September 9, 2020, against Euro European Dairies to the Haifa district court. The applicant claimed that Euro European Dairies violated its obligations to import and market Gaude cheese in the quantities and prices it undertook as part of duty-free tenders. The applicant claims that he and the members of the group suffered damages in the amount of NIS 57 million. A response to the request for approval was submitted on February 1, 2021 and a pre-trial hearing was set for September 13, 2021. At this early stage, the company and its legal counsel are unable to assess the chances of the class action.

-       On May 26, 2020, a lawsuit was filed by Tnuva against the parent company and the company. According to the applicant, the packaging of several products marketed by the company constitutes an alleged infringing imitation of the packaging of Tnuva products. As part of the lawsuit, a declaratory order was requested that Tnuva's rights were violated, permanent restraining orders to prevent the continued use of the product packaging by the company, product collection orders from points of sale and an order to provide accounts regarding the company's revenue from sales of those products. In addition, financial remedies were requested for the payment of compensation valued at NIS 2.6 million. On July 26, 2020, a settlement agreement was signed between the parties, which concludes the proceedings in the case according to which Tnuva waived its financial claims against the parent company.

Note 27 – Events during and after the reporting period
-      COVID 19 - In the first quarter of 2020, the corona virus began to spread around the world, an event declared by the World Health Organization as a global epidemic (the "crisis"). As part of dealing with the crisis, many countries around the world, including Israel, have imposed restrictions on various activities in the economy, including movement and gatherings restrictions. The crisis and the restrictions imposed and still pose challenges that were reflected in an unprecedented decline in business activity, both in terms of its intensity and in terms of the speed with which it occurred. In December 2020, the US Food and Drug Administration approved, for the first time, the use of the vaccine to prevent the corona pandemic. In mid-December, an extensive vaccination campaign began in Israel, and as of the date of the report, a significant proportion of the population has been immunized and the morbidity indices have declined significantly. Thus, the government has approved measures to alleviate the limitations, however, the development of different mutations of the virus still leads to significant uncertainty regarding the continued spread of the virus and its intensity and how and when to exit the crisis. It should be emphasized that this is an ongoing event whose scope and duration are not under the Company's control and therefore the Company is unable to assess the full extent of the economic impacts on its areas of activity.

The company is defined as an essential enterprise according to the Labor Service Law in Emergencies. The Company's business activity in the food sector during 2020 was characterized by an increase in demand for the company's products.

During 2020, revenues of the Company increased by NIS 58.5 million, or 14.8%, to NIS 454.1 million from NIS 395.6 million recorded in fiscal year 2019. Revenues increased primarily due to the COVID-19 pandemic, which led to an increase in demand for the Company's line of products, primarily in retail chains, and due to a redirection of resources in favor of sales, increasing the variety of the Company's products, improving the company visibility in the stores and improved inventory management. During 2020, the Company received many requests from its customers, mainly in the institutional market, to defer payments and / or payment layout, as a result of their inability to meet payments due to the reduction and / or cessation of their business activities. The Company has reached agreements with its customers and most of their debts are insured with credit insurance and / or through deposits and / or bank guarantees and / or promissory notes and / or personal guarantees, so that the effect of deferred payments and / or spread of debts on the Company's financial results is not material. The Company purchases its goods from about 135 suppliers around the world, including the Far East, Europe, the United States, South America and Israel. As the crisis continues, the Company estimates that various restrictions on the production of products by some of its suppliers may apply, which may make it difficult for the Company to import goods in sufficient quantities from those suppliers. It will be clarified that at the  date of the report, the Company is not dependent on any of its suppliers.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 27 – Events during and after the reporting period (continued)

The Company holds a diverse portfolio of securities traded on the Tel Aviv Stock Exchange and other world exchanges, which totaled NIS 168.4 million as of December 31, 2020 (in addition to NIS 201.8 million in cash and cash equivalents) ("Investment Portfolio"). The uncertainty resulting from the crisis led to high volatility in the financial markets and sharp declines in the capital markets in Israel and around the world during the first quarter of 2020, during which there was a significant decline in the value of the Company's securities portfolio. As of the second quarter of 2020, capital markets in Israel and around the world have recovered and the company ended 2020 with a profit of 10.2 from the securities portfolio.

- On January 22, 2020, the Company announced that Mr. Michael Luboschitz submitted notice of his resignation as CEO of the Company for personal reasons, effective as of March 2, 2020.
-      On January 27, 2020, the Company announced that its Board of Directors has approved the appointment of Mrs. Einat Peled Shapira as the Company’s new CEO, effective as of March 10, 2020. On March 2, 2021, Mrs. Einat Peled Shapira submitted notice of her resignation as CEO of the Company, effective as of April 1, 2021.

- On June 15, 2020 the Company Ordinary Shares began trading for dual listing on the Tel-Aviv Stock Exchange. The Company's ordinary shares will continue to be traded on the Nasdaq Capital Market.
-      In September 2020, the Company announced the completion of a private placement to classified institutional investors in Israel of 650,000 ordinary shares for NIS 66 per share and of stock option (not listed for trading) for the purchase of up to 650,000 ordinary shares of the Company for a period of twelve months from the allotment date at an exercise price of 73 NIS. The issue of shares was taken in to account for calculation of the basic and diluted earnings per share.

Note 28 – Accounting policies

Revenue
Performance obligations and timing of revenue recognition:

The majority of the Company's revenue is derived from selling food products in the Israeli market with revenue recognized in a point in time when control of the goods has transferred to the customer. This is generally when the goods are delivered to the customer. However, for export sales, control might also be transferred when delivered either to the port of departure or port of arrival, depending on the specific terms of the contract with a customer. There is limited judgement needed in identifying the point control passes: once physical delivery of the products to the agreed location has occurred, the Company no longer has physical possession, usually will have a present right to payment and retains none of the significant risks and rewards of the goods in question.

Determining the transaction price:
Most of the Company's revenue is derived from pre-set prices with its customers, therefore the amount of revenue to be earned from each transaction is determined by reference to those prices agreed with the customers. An exception to this principal is that in most cases, the Company enables specific customers to return products which they have not sold, despite that there is no agreement between the Company and its customers regarding such returns and the Company does not have such policy. Historical experience enables the Company to estimate reliably the value of good that will be returned and restrict the amount of revenue that is recognized such that it is highly probable that there will not be a reversal of previously recognized revenue when goods are return.

Inventories

Inventories are initially recognized at cost, and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Weighted average cost is used to determine the cost of the inventories.

Basis of consolidation
Where the company has control over an investee, it is classified as a subsidiary. The company controls an investee if all three of the following elements are present: power over the investee, exposure to variable returns from the investee, and the ability of the investor to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 28 – Accounting policies (continued)

The consolidated financial statements present the results of the company and its subsidiaries ("the Group") as if they formed a single entity. Intercompany transactions and balances between group companies are therefore eliminated in full.

Cash and Cash equivalents
Cash and cash equivalents include demand deposits and term deposits in banks that are not restricted as to usage, with an original period to maturity of not more than three months.
Deposits that are restricted as to usage are classified as pledged deposits.
Deposits with an original period to maturity exceeding three months, which as of the statement of financial position do not exceed one year, are classified as short-term investments

Leases
The majority of the Company's accounting policies for leases are set out in note 19.

Identifying leases

The Company accounts for a contract as a lease when it conveys the right to use an asset for a period of time in exchange for consideration. Leases are those contracts that satisfy the following criteria:

- There is an identified asset;
- The Company obtains substantially all the economic benefits from use of the asset; and
- The company has the right to direct use of the asset
The Company considers whether the supplier has substantive substitution rights. If the supplier does have those rights, the contract is not identified as giving rise to a lease.
In determining whether the Company obtains substantially all the economic benefits from use of the asset, the Company considers only the economic benefits that arise use of the asset, not those incidental to legal ownership or other potential benefits.

In determining whether the Company has the right to direct use of the asset, the Company considers whether it directs how and for what purpose the asset is used throughout the period of use. If there are no significant decisions to be made because they are pre-determined due to the nature of the asset, the Company considers whether it was involved in the design of the asset in a way that predetermines how and for what purpose the asset will be used throughout the period of use. If the contract or portion of a contract does not satisfy these criteria, the Company applies other applicable IFRSs rather than IFRS 16.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 28 – Accounting policies (continued)
Property, plant and equipment
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

Goodwill
Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Company's interest in the net fair value of the identifiable assets, liabilities and Contingent liabilities of the subsidiary or jointly controlled entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 28 – Accounting policies (continued)
Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

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

Deferred taxes

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base.
Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.
The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax liabilities/(assets) are settled/(recovered).

Defined benefit schemes

Defined benefit scheme surpluses and deficits are measured at:
- The fair value of plan assets at the reporting date; less
-      Plan liabilities calculated using the projected unit credit method discounted to its present value using yields available on high quality corporate bonds that have maturity dates approximating to the terms of the liabilities and are denominated in the same currency as the post-employment benefit obligations; less

- The effect of minimum funding requirements agreed with scheme trustees.

Remeasurements of the net defined obligation are recognized directly within equity. The remeasurements include:
- Actuarial gains and losses.
- Return on plan assets (interest exclusive).
- Any asset ceiling effects.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 28 – Accounting policies (continued)
Service costs are recognized in profit or loss, and include current and past service costs as well as gains and losses on curtailments.
Net interest expense (income) is recognized in profit or loss, and is calculated by applying the discount rate used to measure the defined benefit obligation (asset) at the beginning of the annual period to the balance of the net defined benefit obligation (asset), considering the effects of contributions and benefit payments during the period. Gains or losses arising from changes to scheme benefits or scheme curtailment are recognized immediately in profit or loss.

Settlements of defined benefit schemes are recognized in the period in which the settlement occurs.

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset.
The Company's ordinary shares are classified as equity instruments.

Impairment of non-financial assets

Impairment tests on goodwill and other intangible assets with indefinite useful economic lives are undertaken annually at the financial year end. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows; its cash generating units ('CGUs'). Goodwill is allocated on initial recognition to each of the Company's CGUs that are expected to benefit from a business combination that gives rise to the goodwill.

Impairment charges are included in profit or loss, except to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.

Financial assets

The Company classifies its financial assets into one of the categories discussed below, the Company's accounting policy for each category is as follows:

Fair value through profit or loss-

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 28 – Accounting policies (continued)
Financial assets at fair value through profit or loss are measured at fair value at the end of each reporting period They are carried in the statement of financial position at fair value with changes in fair value recognized in the consolidated statement of income in the finance income or expense line.

Amortized cost-

The Company's financial assets (liabilities) measured at amortized cost comprise trade and other receivables, loans to others, cash and cash equivalents and trade payables in the consolidated statement of financial position.

Impairment provisions for trade receivables are recognized based on the simplified approach within IFRS 9 using a provision matrix in the determination of the lifetime expected credit losses. During this process the probability of the non-payment of the trade receivables is assessed. This probability is then multiplied by the amount of the expected loss arising from default to determine the lifetime expected credit loss for the trade receivables.

Treasury shares
The cost of Company shares held by the Company or its consolidated companies is deducted from shareholders’ equity as a separate component.