Form 20-F
period 2021-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2022-03-15
CIK 1030997

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

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

The registrant had 13,867,017 ordinary shares, NIS 0.10 nominal value per share, as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ⌧

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ⌧

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ⌧ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to besubmitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorterperiod that the registrant was required to submit and post such files):

Yes ⌧ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. Seedefinition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer ☐
Emerging growth company ☐	Non-accelerated filer ⌧

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

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

PRESENTATION OF INFORMATION

In this annual report on Form 20-F (“Annual Report”), references to the “Company”, “we” and “us” refer to G. Willi-Food International Ltd. and its consolidated subsidiaries. References to “Willi-Food” refer to Willi-Food Investments Ltd., our controlling shareholder.

The Company presents its consolidated financial statements in New Israeli Shekels, the currency of the State of Israel. Unless otherwise specified or the context otherwise requires, references to “$”, “US$”, “Dollars”, “USD” and “U.S. Dollars” are to the United States Dollars and references to "NIS" are to New Israeli Shekels.

Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. Dollars or NIS as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of NIS into U.S. Dollars have been made at the rate of NIS 3.11 = $1.00, the representative exchange rate on December 31, 2021.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company,” “Dividends,” “Operating and Financial Review and Prospects,” and “Quantitative and Qualitative Disclosures about Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, the risks set forth in "Item 3. Key Information – D. Risk Factors", including the following:

•	payment default by, or loss of, one or more of our principal clients; the loss of one or more of our key personnel;
•	termination of, or changes in, arrangements with our key customers;
•	market risks of our portfolio of marketable securities, such as changes affecting currency exchange rates;
•	termination of arrangements with our suppliers;
•	increasing levels of competition in Israel and other markets in which we do business;
•	increase or decrease in global purchase prices of food products;
•	our inability to accurately predict consumption of our products or changes in consumer preferences;
•	product liability claims and other litigation matters;
•	interruption to our storage facilities;
•	our insurance coverage may not be sufficient;
•	our operating results may be subject to variations from quarter to quarter;
•	our inability to successfully compete with nationally branded products;
•	our inability to successfully integrate our acquisitions;
•	our inability to protect our intellectual property rights;
•	significant concentration of our shares are held by one shareholder;
•	we are controlled by and have business relations with Willi-Food Investments Ltd. and its management;
•	the price of our ordinary shares may be volatile;
•	our inability to meet the Nasdaq Capital Market (“Nasdaq”) and the TASE listing requirements;
•	our inability to maintain an effective system of internal controls;
•	cyber-attacks on the Company's information systems;
•	changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;
•	economic conditions in Israel;
•	changes in political, economic and military conditions in Israel, including, in particular, economic conditions in the Company’s core markets;
•	our international operations may be adversely affected by risks associated with international business; and
•	the ongoing COVID-19 pandemic.

The Company is under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.          Reserved

B.          CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.          REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.          RISK FACTORS

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report, including our financial statements and the related notes beginning on page F-1, before deciding to invest in our ordinary shares (the “Ordinary Shares”). The risks and uncertainties described below in this Annual Report are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Annual Report could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your investment.

Risks Related to Our Business and Industry

We depend on a small number of principal clients who have in the past bought our products in large volumes. Our business may be materially affected if any of our major clients default on their payments to us.

Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivable. Despite our large number of clients (approximately 1,500 customers, 3,000 selling points in Israel and abroad), a major part of our sales is made to a limited number of customers. Our largest customer is Shufersal Ltd. ("Shufersal"), which owns, among other things, supermarkets which accounted for approximately NIS 60.7 million (which represents 13.3%) of our sales revenue during 2021. We generally do not require collateral from our big supermarket chain customers, such as Shufersal, although we do require collateral from most of our remaining clients in Israel to ensure security in collecting payments that are due to us. In addition, we buy credit insurance for many of our customers. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all reasonably anticipated losses in respect of trade receivable. There can be no assurance that this allowance will be adequate. In the event that any of our major clients default on their payment obligations to us, we will not possess sufficient security to collect the entire debt.

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

The COVID-19 pandemic has caused an increase in sea freight costs and delays in delivery of inventory, which has and may continue to have a material adverse effect on our profitability.  The COVID-19 pandemic may also adversely affect our business, revenues, results of operations and financial condition in other ways.

We purchase most of our inventory from countries outside the State of Israel. This inventory is transported through shipping companies and other forwarders until the inventory arrives to the various port in the State of Israel.  We are dependent on shipping companies and other forwarders, and we are exposed to changes in inventory transportation prices and the ability of the shipping companies and forwarders to move the volume of inventory required by our business in a timely manner. During the last year, as a result of the COVID-19 crisis, the global supply chain has been adversely affected due to quarantines, shelter-in-place and similar government orders, travel restrictions and health impacts of the COVID-19 pandemic and the shortage of available containers and ships that used for sea transport. These events cause delays in the transport of ships and the release of containers at world ports, including Israel, as well as a significant increase in world shipping prices.  If we are unable to obtain the inventory needed for our business on a timely and cost-effective basis, we will not have sufficient products to sell and may be required to increase the price of our products, which may have a material adverse effect on our business.

The COVID-19 pandemic may also adversely affect our business, revenues, results of operations and financial condition in other ways. The precautionary measures taken by the United States, Israel and other affected countries around the world have and may continue to have an adverse effect on the global markets and its economy and could impact the availability and/or pricing of our employees, resources, materials, manufacturing and delivery efforts. For example, COVID-19 may restrict the ability of our suppliers to manufacture our products in sufficient quantities or at all. The COVID-19 outbreak continues to rapidly evolve, and its ultimate scope, duration and effects are unknown. The extent of the impact of the disruptions to our business, including our manufacturing capabilities and commercial sales, as a result of the pandemic, will depend on future developments, which are highly uncertain and cannot be predicted with confidence. The continuation of the COVID-19 pandemic could materially disrupt our business and operations, hamper our ability to raise additional funds or sell our securities, slow down the overall economy, curtail consumer spending and make it hard to adequately staff our operations,

Our results of operations may be adversely affected if we do not accurately predict the rate of consumption of our products.

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

Our products may become the subject of product liability claims and product recalls, and there can be no assurance that our product liability insurance coverage limits will be adequate or that all such claims will be covered by such insurance. A product liability claims or product recall, even one without merit or for which we have substantial insurance coverage, could result in significant expenses, including legal defense costs, thereby lowering our earnings and potentially resulting in additional losses. Successful product liability claims or other judgments against us in excess of our insurance coverage could have a material adverse effect on us and our reputation.

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

In particular, we depend on the management services provided to us by Mr. Zwi Williger and Mr. Joseph Williger, each of whom is a director and Co-Chairman of the Board, through management companies that they control. See Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders". We do not have any key-man life insurance policy on either Mr. Zwi Williger or Mr. Joseph Williger. The loss of either or both of Mr. Zwi Williger and/or Mr. Joseph Williger could adversely impact our business, financial condition and results of operations.

If we are unable to protect our intellectual property rights, our competitive position could be compromised.

We market certain products under the trademarks “Willi-Food”, "Euro European Dairies", "Donna Rozza", "Manchow", “Gold Frost”, "Tifeeret", "The Chef Dish", "Art Coffe", "Mr Chang", "Muchi", "Euro Butter", "Euro Spread", "Euro Cheese", Euro Cream", "Euro Dessert", "Euro Veg", "Ha-Bulgaria ", "Gelato", "Pinukim", "Emma" and "TenBo". Although we have registered trademarks for these brands, we cannot assure that the degree of protection from this registration will be sufficient to protect our rights in these trademarks.

One shareholder owns a majority of our shares.

As of March 15, 2022, Willi-Food Investments Ltd., an entity controlled by Messrs. Zwi Williger and Joseph Williger, owned approximately 59.1% of our outstanding shares. Our Articles of Association do not provide for cumulative voting rights with respect to the election of directors and every resolution in a general meeting of shareholders is deemed duly passed if passed by a simple majority of the shareholders present and voting unless another majority is required by the Israeli Companies Law (the "Companies Law") or by our Articles of Association. Therefore, our controlling shareholders are able to control the outcome of matters requiring shareholder approval that do not require a special majority.

We have business relations with Willi-Food and its management.

Willi-Food, our controlling shareholder, is a holding company whose main asset is the ordinary shares it owns in our company. Willi-Food currently does not directly conduct any material business, excluding investments in securities portfolio in the amount of NIS 19.1 million (USD 6.1 million) as of December 31, 2021.

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

   If we fail to meet the continued listing criteria under Nasdaq rules, our ordinary shares may be delisted from trading on the Nasdaq Capital Market and the TASE under dual-listing requirements.

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

We are incorporated under the laws of the State of Israel, our principal offices are located in central Israel and all of our officers, employees and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel have a direct influence on us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect our operations. During 2012, 2014 and 2021, Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip. This conflict involved missile strikes by Hamas against civilian targets in various parts of Israel and negatively affected business conditions in Israel. Ongoing or revived hostilities related to Israel may have a material adverse effect on our business and on our share price. The political uncertainty in surrounding countries, including Syria, is affecting the political stability of that country. This instability may lead to deterioration of the political relationships that exist between Israel and neighboring countries and has raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran is believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular.

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

We are organized under the laws of the State of Israel. The majority of our officers and directors reside outside of the United States and most of our operations and assets, and the assets of these persons, are located outside the United States. As a result, it may not be possible for United States investors to enforce their legal rights, to effect service of process or to enforce judgments of United States courts against us, our directors or our officers under federal securities laws of the United States. Further, it is unclear if extradition treaties now in effect between the United States and Israel would permit effective enforcement of criminal penalties under such securities laws. It may also be difficult to enforce civil liabilities under such securities laws in actions initiated in Israel.

Our international operations may be adversely affected by risks associated with international business.

We purchase food products from over 135 suppliers located in Israel and around the world, including the Far East (China, India, the Philippines and Thailand and more), Eastern Europe (Poland, Lithuania and Latvia and more), South America (Ecuador), the United States, Canada, Western and Central Europe (the Netherlands, Belgium, Monaco, Germany, Sweden, Switzerland, Denmark, and France) and Southern Europe (Spain, Portugal, Italy, Turkey and Greece) and more. Therefore, we are subject to certain risks that are inherent in an international business. These include the adverse effects on our operations from:

War, such as the current war between Russia and Ukraine, terrorism and public health crises, such as pandemics and epidemics, including the COVID-19 pandemic;

varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

tariffs, customs, duties, quotas and other trade barriers;

global or regional economic crises;

difficulties in managing foreign operations and foreign distribution partners;

longer payment cycles and problems in collecting trade receivable;

fluctuations in currency exchange rates;

political risks;

foreign exchange controls which may restrict or prohibit repatriation of funds;

export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

seasonal reductions in business activity in certain parts of the world; and

potentially adverse tax consequences.

Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.

-	The ongoing COVID-19 pandemic may adversely affect our business, revenues, results of operations and financial condition.

COVID 19 - In the first quarter of 2020, the corona virus began to spread around the world, an event declared by the World Health Organization as a global pandemic (the "crisis"). As part of dealing with the crisis, many countries around the world, including Israel, have imposed restrictions on various activities in the economy, including movement and gatherings restrictions. The crisis and the restrictions imposed and still pose challenges that were reflected in an unprecedented decline in business activity, both in terms of its intensity and in terms of the speed with which it occurred. In December 2020, the US Food and Drug

Administration approved, for the first time, the use of the vaccine to prevent the corona pandemic. In mid-December, an extensive vaccination campaign began in Israel, and as of the date of the report, a significant proportion of the population has been immunized. The year 2021 was still marked by the corona crisis and steps to emerge from it taken by the world and Israeli economies - both in the medical aspect, which is reflected in vaccinations and disease reduction, and in the economic aspect, which is reflected, among other things, in opening the economy and helping victims of the crisis. Most of the restrictions in Israel have been removed, but the Israeli economy and the world economy are still in the process of recovery, with epidemiological developments and various waves of illness slowing down from time to time. The various guidelines and restrictions in Israel are updated from time to time, in accordance with changes in the level of morbidity and infection.

The Company purchases its goods from about 135 suppliers around the world, including the Far East, Europe, the United States, South America and Israel. The rate of exit from the crisis varies from country to country so that different restrictions on the production of products by some of the company's suppliers may apply, which may make it difficult for it to import goods in sufficient quantities from those suppliers. The company is also facing an increase in the prices of the raw materials it purchases, the unavailability of containers in the world and significant increases in sea freight costs, which, in the company's estimation, are due to the corona crisis in the world. The company works to the best of its ability to maintain the rate of receipt of goods on a regular basis in order to reduce the effects of the situation on sales to its customers. At this stage the company is unable to estimate when this situation will change due to the recurring waves of illness, so the current time is still characterized by uncertainty. This is a variable event whose scope and period of duration are not under the control of the Company and therefore it is unable to assess the full extent of the economic effects on its activity.

-	The ongoing Russia-Ukraine war may adversely affect our business, revenues, results of operations and financial condition.

In February 2022, a military confrontation began between Russia and Ukraine (the "confrontation"), which led, among other things, to the imposition of sanctions on Russia and various reactions in the capital markets in Israel and around the world. At this stage it is difficult to estimate all the effects of the conflict - global and local, in the short and long term. Russia is one of the three largest oil producers in the world and Europe's main source of gas, and as a result of this situation, oil prices have risen to over $ 100 per barrel. The Company anticipates that the conflict will not have a direct impact on it in the short future but is unable to assess the nature and extent of future impacts, in any event, on the environment in which it and its suppliers operate.

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

Our reporting obligations as a public company make significant demands on our management, operational and financial resources and systems. We implemented financial and disclosure control procedures and corporate governance practices that enable us to comply, with the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission, or the SEC, rules. For example, we developed accounting and financial capabilities, including the establishment of an internal audit function and development of documentation related to internal control policies and procedures. Failure to establish the necessary controls and procedures would make it difficult to comply with SEC rules and regulations with respect to internal control and financial reporting. We need to take further actions to continue to improve our internal controls. If we are unable to implement solutions to any weaknesses in our existing internal controls and procedures, or if we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ordinary shares may be adversely impacted.

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

The Company was incorporated in Israel in January 1994 under the name G. Willi-Food Ltd. and commenced operations in February 1994. It changed its name to G. Willi-Food International Ltd. in June 1996. The Company's corporate headquarters and principal executive offices are located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106, Israel. The Company's telephone number in Israel is +972 8-9321000 and its e-mail address is willi@willi-food.co.il. The Company’s website address is www.willi-food.com. The information contained in its website, or that can be accessed therefrom, does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we file electronically, with the SEC at www.sec.gov.

The Company completed its IPO in the United States in May 1997, at which time its ordinary shares began trading on the Nasdaq Capital Market, where they currently trade under the symbol “WILC”. On June 15, 2020, our ordinary shares began trading on the Tel Aviv Stock Exchange under the symbol “WILC”.

CAPITAL EXPENDITURES

Our capital expenditures were $2.0 million, $0.9 million and $0.52 million for the three years ended December 31, 2021, 2020 and 2019, respectively. For more information, see "Item 4. Information on the Company – D. Property, Plants and Equipment".

B.	BUSINESS OVERVIEW

Overview

The Company is an Israeli-based company engaged, directly and through subsidiaries, in the development, import, export, marketing and distribution of a wide variety of over 600 food products world-wide. In the year ended December 31, 2021, substantially all of our revenue was generated in Israel, with less than 1% of our revenue resulting from exports outside Israel.

The Company purchases food products from over 135 suppliers located in Israel and throughout the world, including from the Far East (China, India, the Philippines and Thailand), Eastern Europe (Poland, Lithuania and Latvia), South America (Ecuador), the United States, Canada, Western and Central Europe (the Netherlands, Belgium, Monaco, Germany, Sweden, Switzerland, Denmark, and France) and Southern Europe (Spain, Portugal, Italy, Turkey and Greece) and more.

The Company's products are marketed and sold to approximately 1,500 customers and 3,000 selling points in Israel, including to supermarket chains, wholesalers and institutional consumers. The Company markets most of its products under the brand name “Willi-Food,” and some of its chilled and frozen products under the brand name “Euro European Dairies”. Certain products are marketed under brand names of other manufacturers or under other brand names. In addition, the Company distributes some of its products on an exclusive basis, as described further below. Less than 1% of the Company’s sales come from product sales in countries other than Israel.

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

As of March 15, 2022, the Company’s principal shareholder, Willi-Food, held approximately 59.1% of our ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”. Willi-Food’s securities are traded on the Tel Aviv Stock Exchange.

Credit Activity

From 2019 until August 2021, the Company engaged in extending loans to other Israeli companies through W.F.D. (Import, Marketing and Trading) Ltd., a wholly-owned subsidiary. The activity was funded from the Company and subsidiary’s own resources. During 2021, all the loans were paid in full. On August 2021, the Company’s Board of Directors decided to terminate the operations of its non-banking credit segment in light of the small number of loans made and significant managerial attention that was required to conduct such operations. Therefore, commencing with the Company's financial statements for the third quarter of 2021, the Company has ceased to present the segment of providing the non-banking credit as a separate accounting segment

 Business Strategy

The Company’s principal business strategy is:

•
to promote the “Willi-Food” brand name and other brand names used by the Company (such as " Euro European Dairies") and to increase market penetration of products through marketing efforts and advertising campaigns;

•	to expand our current food product lines and diversify into additional product lines, as well as to respond to market demand;

•	to enter new fields of activity/operating segments;

•	to expand the Company's activity in the international food markets; and

•	utilizing management’s expertise in identifying market demand and preferences, as well as its supplier sourcing abilities to:

o	continue to locate, develop and distribute additional food products, some of which may be new to Israeli consumers;

o
penetrate new food segments within Israel through the establishment of food manufacturing factories or the establishment of business relationships and cooperation with existing Israeli food manufacturers;

o	increase its inventory levels from time to time both to achieve economies of scale on its purchases from suppliers and to more fully meet its customers’ demands;

o
further expand into international food markets, mainly in the U.S. and Europe, by purchasing food distribution companies, increasing cooperation with local existing distributors and/or exporting products directly to customers; and

o	penetrate new markets in other countries through the establishment of business relationships and cooperation with representatives in such markets, subject to a positive political climate.

The Company has developed certain trade relationships locally, as well as in areas administered by the Palestinian Authority, although current sales volumes to Palestinian-administered areas remain small.

Principal Products

We and Euro European Dairies import a broad variety of over 600 food products, which are sold, marketed, and distributed by us in Israel. A small percentage of our products are purchased from suppliers in Israel.

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

Product Information

The products that generated the largest sales volume for the year ended December 31, 2021 were dairy and dairy substitute products (43.3% of sales), canned vegetables (13.2% of sales), cereals, rice and pastas products (13.8% of sales) and fish products (12.3% of sales).

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

Suppliers

We purchase food products from over 135 suppliers all over the world.

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

Major purchases from our suppliers outside of Israel are made in U.S. Dollars and Euros, with the remaining purchases made in other foreign currencies. Supply is generally made to us against letters of credit for a period of up to 90 days. No single supplier provides us with the majority of our products, most of which we purchase from several suppliers.

In 2021, we purchased several products from two suppliers in 2021, each of which accounted for more than 10% of our total purchases in 2021; however, purchases from these suppliers were made due to economies of scale, operational efficiency and convenience, and the Company does not consider itself dependent on these suppliers.

 The average volume of our credit balance with our suppliers in 2021 was NIS 22.0 million (US$ 7.1 million) consisting of 28 days of suppliers credit on average.

Customers

The Company's products are marketed and sold to approximately 1,500 customers and approximately 3,000 selling points throughout Israel and outside of Israel.

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

A number of provisions the Israeli "Promoting Competition in the Food Industry" law (the "Food Law") apply to the Company, including a prohibition on any interference on the part of a supplier in a retailer’s determination of the consumer price that such retailer will collect on another suppliers’ merchandise, or the terms of such sale; a prohibition on retailers interfering in any way with a supplier’s determination regarding what products to sell other retailers and what prices to charge for those products, or the terms of such sale; a ban on suppliers transferring payments (in cash or cash equivalents) to a large retailer, other than by lowering the price per unit of a product, subject to certain exceptions; a prohibition on interfering in any way in the price per product collected by a retailer for that supplier’s products, the allocation of any share of sales space for that supplier’s products, the purchase of products provided by that supplier on any scale in proportion to the retailer’s purchase of the product from alternative suppliers; and a prohibition on interfering in the purchase or sale of products provided to a retailer by another supplier, including quantities and purchase targets, sales space allocated to another supplier in stores and other commercial terms. In 2021, the Company had one retail customer, Shufersal, that is considered a large retailer according to the Food Law. The Company’s sales to Shufersal exceeded 10% of its income in 2021. As a result, the Company's interaction with this customer is required to meet certain principles for engagement, including those impacting commercial agreements, logistics and monetary collection.

The second group of customers includes small retail supermarket chains of up to 15 stores, usually in a regional deployment.

Generally, the Company’s engagement with small retail chains does not involve exclusivity, or other obligatory terms of operations. Prior to entering into an engagement with such customer, the Company gauges the customer's financial stability and determines the scope of credit to assign to and the sureties to obtain from such customer. Small retail chains are generally requested to provide deferred checks as sureties, and some are requested to provide additional sureties, including promissory notes, personal guarantees and bank guarantees. In addition, the Company insures most of its small retail chains with credit insurance. In 2021, more than 65% of the Company's small retail chains were insured with credit insurance policies by credit insurance companies.

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

The Company's sales by customer group for the years ended December 31, 2021, 2020 and 2019 were as follows:

	Percentage of Total Sales Year Ended December 31
Customer Group	2021	2020	2019
Large retail supermarket chains	50%	53%	50%
Other customers	50%	47%	50%
	100%	100%	100%

The average aggregate receivable balance of the Company's customers with the Company in 2021 was NIS 132.6 million (USD 42.7 million) and the average time period within which our trade receivable was paid was 90 days.

In the event that a small retail supermarket chain or other customer does not respect its financial commitments, the Company may elect to foreclose on the collateral or the promissory note provided by such customer. The Company has not made significant use of this foreclosure power since 2008. The Company strives to minimize its credit risk by constantly reviewing the credit it extends to customers versus the security it receives. As a result of such review, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so.

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

Sales are made by the placement of customers’ orders (except for part of the dairy and dairy substitute products), which are directed to the Company’s regional office and placed by the sales personnel or directly by the customers. Orders are delivered by the Company’s transport network (including 8 refrigeration trucks and 3 regular trucks) and by independent transporters. In certain cases, the Company transports products directly from port to customers, utilizing the services of independent transporters. In some instances, the Company transfers the merchandise to the logistics centers of the supermarket chains, and the supermarket chains themselves are responsible for the distribution of the merchandise to their chain stores for a commission charged to the Company.

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

With imported products, the Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 70 days. Occasionally, the Company may take advantage of low-priced merchandise and purchase larger amounts than usual of a product with long shelf life. In those cases, the inventory may be sufficient to meet market requirements for more than 70 days. Products ordered by customers in full container loads are generally forwarded directly to the customers’ facilities without being stored in the Company’s facilities. The Company does not regularly maintain a significant backlog of orders from customers; orders received by customers are generally filled within one week. The Company’s inventory as of December 31, 2021 amounted to NIS 59.5 million (USD 19.1 million) compared with NIS 59.5 million (USD 19.1 million) as of December 31, 2020.

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

Competition

The food distribution business in Israel is highly competitive with respect to imported, as well as locally manufactured, food products. The Company faces direct competition both from local manufacturers and from a number of importers of food products, and the food market in Israel is very price sensitive. The Company’s competitors include Shemen, Tomer, Taaman, Solbar and Y.T.V Foods Industries Ltd with respect to edible oils; Fodor (Starkist and Yona), Posidon and Williger of the Neto Group, Filtuna, Vita Pri HaGalil and Shastowits with respect to fish products; the Vita Pri HaGalil, Yachin-Zan laKol, Williger of the Neto Group, and Tomer with respect to canned fruit and vegetable products; Osem, Barila, Vita Pri HaGalil, Williger of the Neto Group, Taaman and Tomer with respect to pasta products; and Tnuva, Tara, Strauss, Seyman, and Gad Dairy with respect to dairy and dairy substitute products.

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

To the Company's knowledge, several of its competitors are substantially more established, have greater market recognition and have greater financial, marketing, human and other resources than those of the Company. If any of the Company’s major competitors materially reduces prices, the Company would experience significantly more competitive pressure and a decrease in profitability. The Company cannot predict whether it could successfully compete with these pressures and, if it were unable to do so, the Company’s business would be adversely impacted.

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

Other products marketed by the Company under their original brand names are “Completa”, "Del Monte", "Danesita", "Fiorentini", "Pils", "Wyke", "Muratbey", "Nobeleza Gaucha", "Sera", "Daawat", "Zanetti", "Ferro", "Hahne", "Pastor", "Valio", "Ten bo" and "Kolios".

The Company imports several products for the Shufersal chain under the brand name “Shufersal”.

The Company imports several products for the "Rami Levy" chain under the brand name “Rami Levy”.

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

Customs duty applies to various food products in Israel, including cheese, butter, frozen vegetable, oils, tinned goods and other food products imported by the Company. In May 2014, the Ministry of Finance published a notice regarding a government decision in connection with increasing the tax-exempt import quotas of hard cheese and butter (hereafter – “Tax Exempt Import Quotas”) whereby importers undertake to sell the products to the end customer at a relatively low price. Further to the aforesaid resolution, the Ministry of Economy published, for the first time, a competitive process in which companies can win Tax Exempt Import Quotas. The Company participated in this process and won some of these quotas while committing to sell the products to the end customer at a relatively low price. In subsequent years, the Ministry of Economy has continued to publish annual tenders for Tax Exempt Import Quotas against winners undertaking to sell the imported products at a relatively low price to the end customer and to meet a minimum sale target in respect of the goods in question. The Company has participated in these annual tenders and won some of these quotas. As part of the tender process, the Company was required to provide financial guarantees and participate in audit procedures on behalf of the Ministry of Economy for the purpose of assessing its compliance with its undertakings. The Company successfully passed most of the audit procedures, apart from immaterial breaches in which immaterial amounts, which were provided by the Company, were forfeited, and an import quota which the Company was supposed to received was cancelled. Pursuant to the terms of the tenders, a breach of undertakings in the tender process may result, among other things, in forfeiture of guarantees and in the imposition of sanctions in the form of non-issuance of tax-exempt import quotas as part of the competitive process for a period of no more than five years.

On February 26, 2020, a temporary order was issued by the Ministry of the Economy whereby the butter market will be opened for tax-exempt importation through December 31, 2020. On December 17, 2020 the Ministry of the Economy extended the order until December 31, 2021. On December 31, 2021 the Ministry of the Economy extended the order until December 31, 2022.

During December 2021, the Minister of Finance signed a free import order for yogurts, dairy delicacies and cheeses, up to 5% tax-exempt to Israel until December 31, 2022.

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

C.	ORGANIZATIONAL STRUCTURE

The Company has three wholly-owned active subsidiaries, each of which is an Israeli corporation:

•	W.F.D. (Import, Marketing and Trading) Ltd. ("WFD")

•	W. Capital Ltd. (“W. Capital”)

•	Euro European Dairies Ltd.

WFD

WFD was incorporated in 1995. Its activities are engaging in occasional importation of food products and extending credit.

W. Capital

W. Capital was incorporated in 2014 and engages in capital market investments.

Euro European Dairies Ltd.

Euro European Dairies was acquired in 2001 and is engaged in designing, developing and distributing frozen and chilled food products for private and institutional customers. Products are labeled in Hebrew, English, and in certain cases, Arabic and Russian. Euro European Dairies is working towards broadening the variety of products that it develops and distributes.

D.	PROPERTY, PLANTS AND EQUIPMENT

The Company's principal executive offices are situated at a logistics center in the northern industrial zone of Yavne, at 4 Nahal Harif St., Israel. The logistics center, which is owned by Company, is 8,526 square meters (approximately 92,000 square feet).

In addition to the current logistics center, the Company makes use of so-called "free" warehouse services, mainly in the area of the Ashdod seaport. For such services, the Company is charged only for storage per container or pallet (i.e., there is no charge for rental when containers or pallets are not stored there). The Company's expenses for usage of free warehouses services were NIS 3,703 thousand (USD1,191 thousand) for the year ended December 31, 2021 and NIS 3,412 thousand (USD 1,097 thousand) for the year ended December 31, 2020.

As of December 31, 2021, the Company owned 10 refrigeration trucks (each with a capacity of 12 tons), seven refrigeration trucks (each with a capacity of 15 to 18 tons), three combined trucks (each with capacity of 26 tons) and four private cars. As of December 31, 2021, the depreciated total cost of such vehicles amounted to approximately NIS 1,194 thousand (USD 384 thousand).

During 2021, the Company began obtaining the approvals and permits required for the expansion of its own logistics center located in the Yavne industrial zone. The estimated start date of development work in the field is in the second half of year 2022, the estimated duration of work is approximately 18 months and the start date of the new logistics center activity is expected to be during 2024. Once completed, the logistics center expansion will provide the Company with additional storage of approximately 12,000 cooled / frozen surfaces compared to 8,500 dry / cooled / frozen surfaces currently available to the Company. The estimated cost of the entire project is approximately NIS 60 million (NIS 0.5 million invested during 2021). Schedule and costs estimates may vary as a result of events beyond the Company's control and changes in commercial terms.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Company is engaged, directly and through its subsidiaries, in the design, import, marketing and distribution of a broad range of food products purchased from over 135 suppliers worldwide and marketed throughout Israel and abroad. The products imported by the Company are marketed in Israel and sold to approximately 1,500 customers and 3,000 selling points, including supermarket chains, mini-markets, wholesalers, manufacturers and institutional consumers. The Company also sells its products outside Israel to a variety of customers world-wide.

From 2019 until August 2021, the Company engaged in extending loans to other Israeli companies through a wholly-owned subsidiary On August 2021, the Company’s Board of Directors decided to terminate the operations of its non-banking credit segment in light of the small number of transactions made and the significant managerial attention that was required to conduct such operations. Therefore, commencing with the Company's financial statements for the third quarter of 2021, the Company has ceased to present the segment of providing the non-banking credit as a separate accounting segment.

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

The following table sets forth for the periods indicated the correlation (in percentages) between items from the Company’s statements of operations to its total sales for such periods:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenues	454,213	454,094
Cost of Sales	315,920	308,717
Gross Profit	138,293	145,377
Selling Expenses	65,869	65,990
General and Administrative Expenses	23,299	21,918
Other Income	(230)	(108)
Operating profit	49,355	57,577
Financial Income, Net	8,465	10,095
Profit before taxes on income	57,820	67,672
Taxes on income	(12,719)	(15,463)
Net Income	45,101	52,209

Year Ended December 31, 2021 compared with Year Ended December 31, 2020

   Revenues for fiscal year 2021 increased to NIS 454.2 million (USD 146.0 million) from NIS 454.1 million (USD 146.0 million) recorded in fiscal year 2020.

   Cost of sales for fiscal year 2021 increased by 2.3% to NIS 315.9 million (USD 101.6 million), or 69.6% of revenues, from NIS 308.7 million (USD 99.3 million), or 68.0% of revenues, recorded in fiscal year 2020. The increase in cost of sales was primary due to increase costs of the Company’s imported products and due to a significant increases in shipping costs.

   Gross profit for fiscal year 2021 decreased by 4.9% to NIS 138.3 million (USD 44.5 million), or 30.4% of revenues, from NIS 145.4 million (USD 46.7 million), or 32.0% of revenues, recorded in fiscal year 2020. The decrease in gross profit was mainly due to increased costs of the Company’s imported products and increases in shipping costs in the second half of 2021.

Selling expenses for fiscal year 2021 amounted to NIS 65.9 million (USD 21.2 million), or 14.5% of revenues, and were substantially the same as in fiscal 2020.

General and administrative expenses for fiscal year 2021 increased by 6.3% to NIS 23.3 million (USD 7.5 million), or 5.1% of revenues, from NIS 21.9 million (USD 7.0 million), or 4.8% of revenues, recorded in fiscal year 2020. The increase in general and administrative expenses was mainly due to changes in the provision for doubtful debts in the amount of NIS 0.7 million (USD 0.3 million) and an increase in stock exchange fees and donations in the amount of 0.5 million (USD 0.16 million).

Operating profit for fiscal year 2021 decreased by NIS 8.2 million (USD 2.6 million), or by 14.3%, to NIS 49.4 million (USD 15.9 million), or 10.9% of revenues, from NIS 57.6 million (USD 18.5 million), or 12.7% of revenues, recorded in fiscal year 2020. The decrease in operating profit was primarily due to a decrease in gross profit.

   Financial income, net, for fiscal year 2021 amounted to NIS 8.5 million (USD 2.7 million), compared to NIS 10.1 million (USD 3.2 million) recorded in fiscal year 2020. Financial income, net for fiscal year 2021 comprised mainly of income from revaluation of the Company’s portfolio of securities to fair value in an amount of NIS 19.5 million (USD 6.3 million) and interest and dividend income from the Company’s portfolio of securities in an amount of NIS 9.5 million (USD 3.1 million), offset by from  expenses from changes in fair value of liabilities assets at fair values in an amount of NIS 14.0 (USD 4.5 million), exchange rate differences in an amount of NIS 5.2 million (USD 1.7 million) and other finance expenses in an amount of NIS 1 million (USD 0.3 million).

   Profit before taxes on income for fiscal year 2021 decreased by NIS 9.9 million (USD 3.2 million), or 17.7%, to NIS 57.8 million (USD 18.6 million) from NIS 67.7 million (USD 21.8 million) recorded in fiscal year 2020. The decrease in profit before taxes on income was primarily due to decrease in gross profit.

   Taxes on Income for fiscal year 2021 decreased by 17.7% to NIS 12.7 million (USD 4.1 million) from NIS 15.5 million (USD 5.0 million) recorded in fiscal year 2020. The decrease in taxes on income in fiscal year 2021 compared to fiscal year 2020 was mainly due to decrease in profit before taxes. For more information see Note 11 (Taxes on income) of our financial statements for the year ended December 31, 2021 included in this report.

   Net profit for the year for fiscal year 2021 was NIS 45.1 thousand (USD 14.5 thousand), or NIS 3.25 (USD 1.05) per share.

Year Ended December 31, 2020 compared with Year Ended December 31, 2019

   This analysis can be found in Item 5 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

B.	LIQUIDITY AND CAPITAL RESOURCES.

The Company’s operations are funded mainly through its own equity and cash flows from its operating activities. In addition, the Company has unutilized bank credit lines.

As of December 31, 2021, cash and cash equivalents were NIS 195.7 million (USD 62.9 million), compared to NIS 201.8 million (USD 64.9 million) as of December 31, 2020.

As of December 31, 2021, financial assets at fair value through profit or loss were 154.1 million (USD 49.5 million), compared to NIS 154.7 million (USD 49.7 million) as of December 31, 2020.

Net cash from operating activities

During the fiscal years ended December 31, 2021 and 2020, net cash from operating activities was approximately NIS 45.5 million (USD 10.6 million) and 64.2 million (USD 20.6 million), respectively. The change was primarily a lower profit from the company, net of non-cash items, gains on marketable securities, decrease in trade receivables and other receivables, increased trade and other payables, loss of fair value of liabilities assets at fair values.  and increase in depreciation and amortization.

Net cash from investing activities

During the fiscal year ended December 31, 2021 net cash from investing activities was approximately NIS 15.4 million (USD 5.0 million) compared to net cash used to investing activities NIS 24.6 million (USD 7.9 million) in fiscal year ended December 31, 2020. The Company’s investing activities consist primarily of proceeds from loan granted to other, proceeds from purchases of marketable securities, net and acquisition of property plant and equipment.

Net cash used in financing activities

During the fiscal years ended December 31, 2021 net cash used to financing activities was approximately NIS 62.1 million (USD 20.0 million) compared to net cash from to financing activities of approximately NIS 40.7 million (USD 13.1 million) in fiscal year ended December 31, 2020. Financing activities in 2021 was primarily due of dividend distribution.

Cash requirements

The Company’s cash requirements, net, during the years ended December 31, 2021 and 2020 were met primarily through its working capital. As of December 31, 2021, the Company had working capital of NIS 503.9 million (USD 162.0 million) compared to working capital of NIS 536.8 million (USD 172.6 million) as of December 31, 2020. The Company believes that its working capital is sufficient for its present requirements.

Trade receivables

The Company’s trade receivable balance as of December 31, 2021 and 2020 was NIS 134.1 million (USD 43.1 million) and NIS 131.3 million (USD 42.2 million), respectively. The average time period within which our trade receivable was paid was 90 days in 2021 compared to 91 days in 2020.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The exchange rate of the U.S. Dollar was NIS 3.11 on December 31, 2021 compared to NIS 3.215 on December 31, 2020.

The annual rates of inflation in Israel during the year ended December 31, 2021 was 2.8% while during such period the revaluation of the NIS against the U.S. Dollar was approximately 6.6%.

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

Guarantees and Pledges

Other than letters of credit granted by the Company to some of its suppliers, the Company has no obligation or use credit lines to the banks or to other party. The outstanding amount of such letters of credit as of December 31, 2021 was approximately NIS 3.1 million (USD 1.0 million).

The Company provides bank guarantees for the purpose of securing its obligations to sell products at a subsidized price to the end consumer as part of the procedure for obtaining import quotas from the Ministry of Economy for various products, mainly cheeses. The total bank guarantee that the Company provided as of December 31. 2021 was NIS 6.5 million.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

A.	Not applicable.

D.	TREND INFORMATION

[In recent years, there has been an increase in the number of small private supermarket stores that have opened in Israel, which has resulted in greater price competition in the stores and in our business. The increased price competition resulted in an increase in our cost of sales as a percentage of total revenues. In order to maintain our gross margin at its high levels, in the past we were able to change our product mix and introduce new products with higher margins to increase our gross profit.

The food industry is characterized by a high level of competition and limited consumer loyalty. The sector is dynamic, responding to the demands, needs and various tastes of an audience numbering millions of Israeli consumers.

Recent years have seen a strengthening of private brands marketed by the large supermarket chains Shufersal Ltd. (“Shufersal”) and Rami Levi Hashikma Marketing Ltd. (“Rami Levy”). The marketing of these private brands strengthens competition; however, it also allows the Company to integrate into this market by marketing its products as private brands to the large supermarket chains.]

In addition, various macro economic factors impact the food industry, including the macro economic environment in Israel, which includes the following:

Local activity – Israel has scaled back various COVID related restrictions and is expected to continue to do so According to the Bank of Israel, GDP is expected to grow at the rate of 7% and 5.5% in the years 2021 and 2022, respectively. This growth is expected to be driven by accelerated private consumption, continued investment in assets and the continuation of extensive export activity. At the same time, the rate of inflation continued to rise.

Labor market activity – There was a decline in the unemployment rate from 12.7% at the end of 2020 to 7% at the end of 2021.

Inflation environment - The second half of 2021 was characterized by a high inflation environment compared to recent years. At the beginning, the annual inflation rate entered the target range, which was 1% - 3%, during it rose above the target center to 2.5%, and towards the end it moderated slightly, to 2.4%. Inflation expectations for the coming year according to all sources have risen, and are in the mid-target range. According to various forecasts, the inflation rate is expected to moderate slightly later, but is expected to remain within the target range for all ranges.

Developments in financial markets - In the second half of 2021 the capital market, stock prices rose in the various sectors, and corporate bond spreads also rose, but to a more moderate extent.

Fiscal policy - The deficit continued to decline during the second half of 2021 and reached to 4.6%. This is due to the continued significant increase in tax collection and a decrease in government spending.

Monetary policy - In the second half of 2021, the Bank of Israel implemented various measures which included, among other things: (1) keeping the interest rate unchanged at 0.1%, its lowest level ever; (2) intervention in the foreign exchange market - aggressive acquisitions to decelerate the appreciate the value of the shekel ; (3) And against the background of the recovery of the Israeli economy, decided to stop operating all the special tools that the committee announced in the midst of the corona crisis in 2020;

In addition, the Company's management is evaluating the financial stability of its customers by entering into agreements with companies for providing business data, examining bank accounts, conducting inquiries, and following negative publicity regarding its customers or other signs indicating financial difficulties.

E.	CRITICAL ACCOUNTING ESTIMATES AND INDICATE

N/A as the Company prepared its financial statements under IFRS

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The directors, executive officers and key employees of the Company as of the date of this Annual Report are as follows:

Name	Age	Position with the Company
Joseph Williger	65	Director, Co-Chairman of the Board
Zwi Williger	67	Director, Co-Chairman of the Board
Victor Bar (1) (2)	57	Director
Erez Winner	53	Acting Chief Executive Officer
Yitschak Barabi	37	Chief Financial Officer
Ran Asulin	38	Chief Trade and Selling Officer
Einav Brar (1) (2)	50	External Director
Idan Ben-Shitrit (1) (2)	47	External Director

(1) (2)	Member of the Audit Committee Member of the Compensation Committee

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

The business experience of each of the Directors, executive officers and key employees of the Company is set forth below:

Joseph Williger has served as the active Co-Chairman of the board of the Company (together with his brother Mr. Zwi Williger) and as a director of Willi-Food the controlling shareholder of the Company since June 2017. From January 1994 until September 2011, he served as the Chief Executive Officer of the Company and from September 2011(when he ceased serving as Chief Executive Officer of the Company) until January 2016 he served as President of the Company. Mr. Williger has also served as a director of the Company from January 1994 until January 2016 and the chairman of the company's subsidiaries, WFD and Gold Frost, from 1996 and 2001, respectively, until January 2016. Mr. Williger attended Business Administration studies in California State University, Northridge, Los Angeles and attended Business Administration studies in Bar Ilan University, Ramat-Gan, Israel.

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

              Erez Winner has served as acting CEO since February 2021. Prior to his appointment as acting CEO, Mr. Winner served as the Company Operations Manager from February 2020. Before joining the Company, Mr. Winner served as CEO of Jerusalem Wineries Mr. Winner holds a Bachelor’s degree in Political Science and in Middle East Studies from the Hebrew University of Jerusalem and a Master’s degree in Political Science from the University of Haifa. In addition, Mr. Winner is a graduate of the National Security College, the Inter-Armed College of Command and Staff, the Board Members’ Course of the Israeli Center for Management and the Financial Management course for executives of the Tel Aviv University. Mr. Winner has previously held a number of command positions in the IDF, including Assistant Chief of Staff, and as an independent consultant in the fields of security, society and education, as a partner in start-ups in the security and commercial fields and is a volunteer in the "Connect" organization.

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

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2021. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with management fees, salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2021, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exemption in accordance with applicable law and our articles of association.

Name and Principal Position	Salary (1)	Management Fees (2)	Bonus (3)	Total
	NIS thousands
Zwi Williger (4) Co-Chairman of the Board	-	1,516	2,237	3,753
Joseph Williger (4) Co-Chairman of the Board	-	1,437	2,237	3,674
Yitschak Barabi Chief Financial Officer	628	-	110	738
Ran Asulin Chief Trade and Selling Officer	603	-	110	713
Erez Winner Acting CEO	545	-	110	658

(1)	Includes car and mobile phone benefits.
(2)	Includes tax gross-up payments.
(3)
Represents annual bonuses granted to the Covered Executive based on formulas set forth in the Company's compensation policy approved by shareholders in June 2021 (the "Amended Compensation Policy") and the agreements with each of the Covered Executives.

Terms of Service of Each of Mr. Zwi Williger and Mr. Joseph Williger

On June 4, 2020, the shareholders approved an amendment to the Management Services Agreements pursuant to which each of Mr. Zwi Williger and Mr. Joseph Williger will act as an active co-Chairman of the Board of Directors in a 100% full-time position. Pursuant to the amendment, as of January 1, 2020 and for a period of three years, the maximum annual Measurable Bonus to be paid to a co-chairman will not exceed the amount set forth in the Company’s Revised Compensation Policy, NIS 2.5 million (currently approximately USD 0.8 million), provided that the Company’s annual minimum operating profit before bonuses exceeds NIS 30 million (currently USD 9.33 million).

The main terms and conditions of each of the Management Services Agreements, as amended on June 4, 2020, are as follows:

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

Terms of Office and Employment of Mr. Erez Winner, Acting CEO of the Company

The Board appointed Mr. Erez Winner as Acting CEO effective May 2, 2021.

Mr. Erez Winner’s compensation is as follows:

•	Salary – monthly salary of NIS 47,000 (currently approximately USD 15,113) (“Monthly Payment”).

•
Vehicle –a leased vehicle, the value of which will not exceed the amount of NIS 200,000 (currently approximately USD 64,308). The Company will cover all the operating expenses of the Company car (excluding fines). Mr. Winner will bear all related taxes (known in Hebrew as ‘Shovi Rechev’);

•	Profit Related Bonus – an annual bonus subject to the Company achieving a certain minimum operating profit.

Terms of Office and Employment of Yitschak Barabi, Chief Financial Officer of the Company

Mr. Barabi has served as Chief Financial Officer of the Company since September 1, 2019. Mr. Barabi is entitled to a monthly salary in accordance with the terms of his employment agreement as approved by the certified organs of the Company, including salary, car, mobile phone and accepted social conditions. In addition, he also entitled to exemption and indemnification from the Company. Pursuant to his employment agreement, Mr. Barabi is entitled to a bonus based on the Company's operating profit. Each party may terminate the agreement by giving 60 days advance notice.

 Terms of Office and Employment of Ran Asulin, Chief Trade and Selling Officer of the Company

Mr. Asulin has served as Chief Trade and Selling Officer of the Company since February 24, 2020. Mr. Asulin is entitled to a monthly salary in accordance with the terms of his employment agreement as approved by the certified organs of the Company, including salary, car, mobile phone and accepted social conditions. In addition, Mr. Asulin also entitled to exemption and indemnification from the Company. Pursuant to his employment agreement, Mr. Asulin is entitled to a bonus based on the Company's sales and gross profit. Each party may terminate the agreement by giving 60 days advance notice.

Aggregate Compensation of Directors and Officers

The aggregate compensation paid by the Company to its directors and officers as a group for the fiscal year 2021 was approximately NIS 5.4 million (USD 1.7 million), excluding bonuses in an aggregate amount of approximately NIS 4.8 million (USD 1.5 million) paid to Messrs. Joseph and Zwi Williger and other officers. These amounts include all contingent or deferred compensation payable to directors or officers during fiscal year 2021. These amounts also include payments to non-executive directors in the aggregate amount of approximately NIS 0.2 million (USD 0.1 million) during fiscal year 2021.

Compensation Policy

Pursuant to the Companies Law, a compensation policy must be reviewed and re-approved every three years, whether or not it has been amended. The Company’s Compensation Policy was most recently approved by shareholders on June 4, 2020. The objective of the Compensation Policy is to achieve the goals and work plans of the Company, including its long-term best interests by: (i) creating a reasonable and appropriate set of incentives for the Company’s executives; (ii) providing the tools necessary for recruiting, motivating and retaining talented and skilled executives; (iii) putting an emphasis on performance based compensation; and (iv) creating proper balance between the various compensation components (such as fixed versus variable components and short-term versus long-term).

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

The External Directors of the Company are Ms. Einav Brar and Mr. Idan Ben-Shitrit. Ms. Brar was elected by the Company shareholders on August 19, 2021 to serve for a period of three years, and was determined by the Board to have “financial and accounting expertise” under Israeli Companies Law. Mr. Ben-Shitrit was elected by the Company shareholders on August 19, 2021 to serve for a period of three years, and was determined by the Board to have “professional expertise” under the Israeli Companies law.

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

All current officers and directors of the Company are parties to indemnification agreements.

Directors and officer's liability insurance policy

In accordance with the Israeli Companies Law, an agreement with a controlling shareholder, such as the Company's directors' and officers' liability insurance policy for its controlling shareholders, must be approved every three years by the Company’s Audit Committee or Compensation Committee (as the case may be), by the Board of Directors and by a special majority of the Company shareholders, unless it is approved in accordance with Article 1B(5) of the Israeli Companies Regulations (Relief with Respect to Transactions with Interested Parties), 5760-2000 (the “Relief Regulations”). On October 17, 2017 the Company shareholders approved an insurance policy for Messrs. Zwi Williger and Joseph Williger for a three year period on the same terms such policy applies to the other directors and officers of the Company. The terms of office of Messrs. Williger, including the insurance coverage, were re-approved by the Company shareholders on April 3, 2019 and on June 2020.

The company decided not to renew the insurance policy for directors and officers for the year 2021 and 2022.

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

Approvals. The Israeli Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may not be approved if it is averse to the company’s interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then in addition to any approval stipulated by the articles of association, approval of the company’s audit committee or compensation committee (as the case may be) and board of directors, in that order, is required, and may also require special majority approval by shareholders. In accordance with the Israeli Companies Law, approval by both the compensation committee and the board of directors is required for all arrangements regarding terms of service, including cash and equity based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment of an office holder. Except for certain specific exemptions under the Israeli Companies Law, matters referred to herein with respect to the CEO of a public company or a director of a company (including engagement with respect to employment terms of a director in a position other than as a director) also require shareholder approval.

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

As of December 31, 2021, the Company, including its subsidiaries, employed a total of 182 persons (all of them are located in Israel), six of whom were in management, 24 of whom were in accounting and importing positions, 45 of whom were involved in the Company's sales and marketing departments and 107 of whom were employed in logistics networks (warehousing and transportation).

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The following table shows the beneficial ownership of ordinary shares as of March 15, 2022 by:

•	each person known by the Company to beneficially own more than 5% of the outstanding shares of ordinary shares;

•	each of the Company’s named executive officers and directors; and

•	all of the Company’s named executive officers and directors as a group.

Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of March 15, 2022 through the exercise of any option, conversion or any other right. As of March 15, 2022, there were 13,867,017 ordinary shares outstanding.

Unless otherwise noted, the business address of each beneficial owner is c/o G. Willi-Food International Ltd., 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106, Israel.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi-Food Investments Ltd.	8,200,542	59.1%
B.S.D. Crown Ltd. (1)	8,971,617	64.7%
Joseph and Zwi Williger (2)	9,605,677	69.3%
Brian Gaines (3)	838,284	6.0%
The Phoenix Holdings Ltd. (4)	1,215,042	8.8%

(1)
Includes (i) 8,200,542 Ordinary Shares held by Willi-Food, and (ii) 771,075 Ordinary Shares held by B.S.D. Crown Ltd. ("BSD"). Willi-Food is controlled by its majority shareholder, BSD, and BSD may be deemed to beneficially own all of the shares owned by Willi-Food.

(2)
As of the date hereof, JW directly owns though a wholly-owned company 12,000 Ordinary Shares and ZW directly owns though a wholly-owned company 622,060 Ordinary Shares. JW and ZW together own 100% of B.S.D shares and each be deemed to beneficially own 9,605,677 Ordinary Shares (comprised of 8,200,542 Ordinary Shares held directly by WIL, 771,075 Ordinary Shares held directly by B.S.D, 12,000 Ordinary Shares held directly by JW and 622,060 Ordinary Shares held directly by ZW), or approximately 69.3% of the outstanding Ordinary Shares. Thus, as of the date hereof, each of JW and ZW may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

(3)
Based on a Schedule 13G filed February 11, 2022, this amount consists of 669,734 Ordinary Shares (representing approximately 5.6% of our total shares outstanding) directly held by Springhouse Capital (Master), L.P. (the "Fund"), and 128,959 Ordinary Shares owned by Mr. Gaines for his own account and an additional 39,951 Ordinary Shares held by immediate family members in accounts Mr. Gaines controls, and that Mr. Gaines may be deemed to beneficially own (in total representing approximately 1.2% of our total shares outstanding). Mr. Gaines serves as managing member of Springhouse Capital Management G.P., LLC ("Springhouse") and as a director of Springhouse Asset Management, Ltd. (the "General Partner") and, as a result, may be deemed to beneficially own shares owned by the Fund. Springhouse is the general partner of Springhouse Capital Management, L.P. ("Management") and, as a result, may be deemed to beneficially own shares owned by the Fund. Management is the investment manager of the Fund and as a result, may be deemed to beneficially own shares owned by the Fund. The General Partner is the general partner of the Fund, and, as a result, may be deemed to beneficially own shares owned by the Fund.

(4)
Based on a Schedule 13G filed February 6, 2022, these shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holdings Ltd. (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

Holdings by U.S. Shareholders

As of December 31, 2021, one U.S. record holder held in the aggregate 0.3% of our ordinary shares.

B.	RELATED PARTY TRANSACTIONS

Management Service Agreements.

See "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Management Service Agreements".

Services to Willi-Food

The Company provides certain services to Willi-Food on an on-going basis, including office space and certain management, financial and administrative services, pursuant to a services agreement effective May 19, 1997, as most recently amended on June 4, 2020.

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

Under the Companies Law, an agreement with a controlling shareholder must be approved every three years by the Audit Committee, Board of Directors and by a special majority of the General Meeting of Shareholders. On June 4, 2020 following the unanimous approval of the Company's Audit Committee and Board of Directors, the General Meeting of Shareholders of the Company approved the extension of the above service agreement, for a three-year period ending June 4, 2023.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this report, beginning on page F-1.

Dividend Policy

Pursuant to a dividend distribution policy adopted in August 2021, the Company will distribute to its shareholders a dividend at a cumulative annual rate of at least 40% of the Company's annual net profit according to its most recent audited or reviewed consolidated financial statements.

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

On August 16, 2018, the Company filed a notice whereby it intends to lodge a lawsuit against the office holders in connection with the events which are the subject matter of the motion and therefore it is no longer needed to discuss the motion to approve a derivative action. In view of Company's notice, the said motion was stricken out and by a court ruling on October 4, 2018 and the case was closed. on November 4, 2018 the Company filed a NIS 4,183,208 lawsuit against the Company’s former controlling shareholder – Mr. Gregory Gurtovoy and against five (former) Company directors and senior office holder - Israel Joseph Schneerson, Pavel Buber, Iram Ephraim Graiver. Ilan Menachem Admon and Zalman Vigler (hereafter jointly: the “Defendants”). According to the Company, the Defendants conspired to cause the use of millions of NIS of the Company funds as collaterals to loans extended to foreign private companies related to the Company’s controlling shareholders on dates which are relevant to the lawsuit without obtaining the required approvals from the Company’s directors and without issuing the required report to Company’s shareholders. The lawsuit is based on the claim that an agreement signed by the Company, whereunder it has allegedly invested in the bonds of a Czech company, is not a genuine agreement; rather, it is claimed, the purpose of the agreement was to assist the then controlling shareholders (Gregory Gurtovoy and others) to secure private loans extended by the Austrian bank Meinl, while using the company's funds for their concealed and inappropriate purposes. The Company demands that the Defendants compensate it for the funds that were not refunded to the Company (in NIS values) plus a compensation at the rate of the alternative yield and a compensation equal to the amounts paid by the Company to enable the refund of the funds. On January 24, 2019, the Defendants filed statements of defense, various motions (to dismiss in limine and/or delay the proceedings) and a counterclaim against Willi-food and against the Company as part of this proceeding. In their counterclaim the Defendants claims that they are entitled for funding of their legal defense and/or for indemnification and exemption from the Company in respect of the lawsuit and request the Court to order the Company to fund their legal defense against the Company’s lawsuit. Since the Defendants are accused of breaching their fiduciary duty to the Company, Company’s management is of the opinion that their claims on this matter will be rejected. On December 25, 2019, the Court issued a resolution which approves an application to give a Court ruling status to a compromise agreement signed between G. Willi-Food and Mr. Ilan Admon; according to the said compromise agreement, the mutual claims lodged on behalf of the parties in this filed were rejected without issuing an order for court costs. The proceedings relating to the other defendants shall continue as planned. A pre-trial hearing was set to April 7, 2022. In view of the above, Company’s management is of the opinion that the disclosure in the financial statements and in the notes thereto is sufficient.

On July 23, 2017, Mr. Iram Graiver, former CEO of the Company and Willi-Food (hereinafter - “Mr. Graiver”) filed a lawsuit to the Regional Labor Court in Tel Aviv Jaffa (hereinafter - “the Labor Court”) claiming payment of social rights and different compensations at the total amount of NIS 2,377,305. On November 26, 2017, the Company filed a statement of defense. On July 27, 2017, the Company filed a lawsuit to the Labor Court against Mr. Graiver, demanding that he repays funds that he has taken unlawfully from the Company, amounting to NIS 1,694,325. According to the Company, throughout his term of employment as an office holder in the Company, the defendant has unlawfully taken from the Company salary, bonus in respect of 2016 and reimbursement of expenses. According to the Company, Mr. Graiver has done so while breaching his fiduciary duty and his duty of care towards the Company as well as the cogent provisions of the Companies Law, 5759-1999, whereby it is mandatory that payments of the type taken from the Company by Mr. Graiver are approved by the General Meeting of the Company’s shareholders; according to the Company, Mr. Graiver has not obtained such an approval. On November 2, 2017, a resolution was issued to join the hearings pertaining to the two proceedings described above. On November 26 2017 statements of defense were filed by the Company and Mr. Graiver and on March 7 2018 a preliminary hearing was held. The parties are in the process of document discovery and review. Proof hearing was held on January 15 2020. Second Proof hearing was held on June 7 2020.Third Proof hearing (and last) held on October 31 2021 and deadlines were set for submitting summaries by Mr. Graiver and the Company on March 1, 2022 and May, 8 2022, respectively. In view of the above, Company’s management is of the opinion that the disclosure regarding the proceedings in the financial statements and in the notes thereto is sufficient.

A lawsuit and a motion to approve it as class action was filed on May 7, 2020, against the Company and 2 other respondents to the central district court. The applicant claimed that the company marketed several products as products approved by the chief rabbinate of Israel before the actual rabbinate approval was obtained. Thus, the applicant alleges a violation of various laws. On January 10, 2022 the court ordered the to submit the statements of claim and further instruction will be given by the court regarding the continuation of the case.  At this early stage, the company and its legal counsel are unable to assess the chances of the class action.

A lawsuit and a motion to approve it as class action was filed on June 24, 2020, against the Company, Euro European Dairies, and another respondent to the Haifa District Court. The applicant claimed that the Company marketed several products with misleading captions and contrary to the provisions of the law and the relevant regulations. On October 4, 2021, a hearing was held in which it was determined that the applicant will withdrawal from the request for approval and each party will submit its claims regarding the compensation and fees. A hearing is scheduled for May 10, 2022, in which the compensation and fees will be determined. From the company’s and its legal counsel experience, in the event of withdrawal and determination of compensation and fees for the applicant, the amount expected to be paid are immaterial to the Company.

A lawsuit and a motion to approve it as class action was filed on September 8, 2020, against Euro European Dairies to the Haifa district court. The applicant claimed that Euro European Dairies violated its obligations to import and market Gauda cheese in the quantities and prices it undertook as part of duty-free tenders. The applicant claims that he and the members of the group suffered damages in the amount of NIS 57 million. A response to the request for approval was submitted on February 1, 2021 and a pre-trial hearing was set for December 28, 2021. A hearing to examine the decision on the request for disclosure of documents is scheduled for May 1, 2022. At this early stage, the company and its legal counsel are unable to assess the chances of the class action.

-          A lawsuit and a motion to approve it as class action was filed on August 2, 2021, against G. Willi-Food and another 5 respondents to the District Court. The applicant claimed that the Company marketed several products with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered financial damages in amount of NIS 100 million and Non-financial damages in amount of NIS 384 million. At this early stage, the company and its legal counsel are unable to assess the chances of the class action.

-          A lawsuit and a motion to approve it as class action was filed on November 8, 2021, against the Company to the District Court. The applicant claimed that the Company marketed several products with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered damages in amount of NIS 57 million. At this early stage, the company and its legal counsel are unable to assess the chances of the class action.

-          A lawsuit and a motion to approve it as class action was filed on January 4, 2021, against the Company to the District Court. The applicant claimed that the Company marketed several products with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered damages in amount of NIS 8.3 million. At this early stage, the company and its legal counsel are unable to assess the chances of the class action.

B.	SIGNIFICANT CHANGES

We are not aware of any significant changes bearing upon our financial condition since the date of the audited consolidated financial statements included in this Annual Report.

ITEM 9.  THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares have been traded on the Nasdaq Capital Market since May 19, 1997 and currently have the ticker “WILC”. Our ordinary shares have been traded on the Tel Aviv Stock Exchange since June 15, 2020 under the ticker symbol “WILF”.

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

Once the Director or Office Holder complies with the above disclosure requirements, the Company may approve the transaction in accordance with the provisions of the Articles of Association. If the transaction is with a third party in which the member of the Board of Directors or Office Holder has a potential interest, the approval must confirm that the transaction is not averse to the Company’s interest. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the Articles of Association, it also must be approved by the Audit Committee and then by the Board of Directors, and, under certain circumstances, by a meeting of the shareholders of the Company. See “Item 6. Directors, Senior Management and Employees - C. Board Practices – Approval of Related Party Transactions under the Israeli Companies Law”.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23 % for the 2021 tax year.

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

An additional income tax at a rate of 3% will be imposed on high earners individuals whose annual income or capital gain in 2021 exceeds NIS 663,240 (USD 213,260).

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

The Company engages, from time to time, in activities to protect against changes in exchange rates by holding some of its excess liquidity in foreign currency and making forward transactions in foreign currency. As of December 31, 2021 there is a liability in the company's balance sheets in the amount of NIS 14 million. the company recorded losses in the amount of NIS 17.9 million due to hedging transactions in the euro and dollar performed by the company. The hedges acquired by the company were made at an average euro rate of about 3.79 and an average dollar of about 3.24.

The table below details the sensitivity analysis in respect to exposure relating to exchange rate risk:

	Gain (loss) from exchange rate change NIS thousands		Fair net NIS thousands	Gain (loss) from exchange rate change NIS thousands
Change in exchange rate USD	(10%) (2,587)	(5%) (1,293)	22,614	5% 1,281	10% 2,496
Change in exchange rate EURO	(10%) (20,353)	(5%) (10,432)	(1,834)	5% 9,409	10% 17,172

Credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivable. Despite the Company's large number of clients (approximately 134,017) a major and significant part of its sales are made to only a limited number of customers (mainly in large retail supermarket chains). The Company generally does not require and does not receive collateral from those major customers. However, it does require and receive collateral from most of the remainder of its clients to insure security of collecting payments. The Company maintains an allowance for doubtful debts, based upon factors surrounding the credit risk of specific customers, historical trends and other information which management believes adequately covers all anticipated losses in respect of trade receivable. There can be no assurance that this allowance will be adequate. In the event that any of the Company's major clients defaults on its payment obligations to us, the Company will not possess sufficient collateral to collect the entire debt. The Company strives to minimize the credit risks by constantly reviewing the credit it extends to customers versus the collateral it receives. As a result, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so in the future.

Interest rate risk: The Company invests part of its cash reserves in instruments that bear fixed interest rate. The Company, as part of its investing policy, invests part of its cash reserves in bonds and convertible debentures that bears fixed interest rate; as a result, the Company is espoused to changes in interest rates.

The table below details the sensitivity analysis in respect to exposure relating to investments in instruments with fix interest rates:

	Gain (loss) from interest change NIS thousands		Fair value NIS thousands	Gain (loss) from interest change NIS thousands
Change in Interest as % of interest rate	(10%)	(5%)		5%	10%
Increase\decrease in financial Income	(9,198)	(4,599)	91,978	4,599	9,198

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2021. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to meet these objectives.

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

Our management (with the participation of the CEO and CFO) assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In conducting its assessment of internal control over financial reporting, management used the criteria established in "Internal Control - Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2021 based on these criteria.

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

(d) Changes in Internal Control over Financial Reporting.

 There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM16A. --	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Einav Brar, Idan Ben-Shitrit, and Victor Bar are the “Audit Committee Financial Experts” for the Company, as such terms are defined under SEC rules. Ms. Brar, Mr. Ben-Shitrit, and Mr. Bar each serve on the Company’s Audit Committee and are “Independent Directors” as defined in the Nasdaq listing standards applicable to us.

ITEM 16B. --	CODE OF ETHICS

We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Code of Ethics will be provided upon request without charge to any person who requests such copy from Yitschak Barabi, Chief Financial Officer, at cfo@willi-food.co.il or +972-8-932-1099.

ITEM 16C. --	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for professional services and other services rendered by BDO Ziv Haft ("BDO"), the Company’s independent public accounting firm, in 2021. BDO’s address is [__].

	NIS 2021	USD 2021	NIS 2020	USD 2020
Audit Fees and Tax Fees (1)(2)	343,715	110,520	340,000	105,754
All Other Fees (3)	3,110	1,000	17,404	5,413
TOTAL	346,825	111,520	357,404	111,167

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

(3) All Other Fees include attestation services.

During fiscal year 2021, the external auditor performed additional services, other than auditing and tax services, which amounted to NIS 1 thousand. These services did not exceed 45% of the total fee of the external auditor and the audit fee for accounting represents more than 50% of the external auditor's total revenue from the Company.

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

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.  EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (4)
1.2	Articles of Association of the Company, as amended on March 20, 2014 (4)
2.1	Specimen of Certificate for ordinary shares (1)
†4.3	Transfer Agreement between the Company and Euro European Dairies Ltd. (Former: "Gold Frost Ltd.") dated February 16, 2006 (2)
†4.4	Lease agreement for Logistics Center between the Company and Euro European Dairies Ltd. (Former: "Gold Frost Ltd.") dated February 16, 2006 (2)
4.5	Registration Rights Agreement, dated as of October 25, 2006, among the Company and the investors signatory thereto (3)
†4.6	Agreement between G. Willi-Food International Ltd., Zvi V. & Co. Company Ltd. and Yossi Willi Management and Investment Ltd., dated April 24, 2018, and appendices thereto dated April 3, 3019 (5)
†4.7	Appendices to agreements between G. Willi-Food International Ltd., Zvi V. & Co. Company Ltd. and Yossi Willi Management and Investment Ltd., dated June 4, 2020 (6)
4.8	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (5)
8.1	Subsidiaries of the Company (5)
12.1	Certification of principal executive officer of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
12.2	Certification of principal financial officer of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
13.1	Certification of principal executive officer of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
13.2	Certification of principal financial officer of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.INS	XBRL Instance Document

†	Informal English translations from Hebrew original.
(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(3)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.
(5)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.
(6) (*)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020. Filed Herewith

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD. By: /s/ Erez Winner Erez Winner Acting Chief Executive Officer

Date: March 15, 2022

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2021

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	F-2 - F-3

(PCAOB Name: Ziv Haft Certified Public Accountants (Isr.) (1185))

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of G. Willi-Food International Ltd. Yavne, Israel

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of G. Willi-Food International Ltd (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended, December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting standards as issued by the International Accounting Standards Board.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Ziv Haft

Ziv Haft

Certified Public Accountants (Isr)

BDO Member Firm

Tel Aviv, Israel

March 15, 2022

We have served as the Company's auditor since 2018.

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(NIS in thousands)

		December 31,
	Note	2 0 2 1	2 0 2 0	2 0 2 1 (*)
		NIS	NIS	US Dollars

Assets

Current assets
Cash and cash equivalents	12	195,718	201,822	62,932
Financial assets at fair value through profit or loss	3	154,090	154,700	49,546
Loans to others	13	-	18,707	-
Trade receivables, Net	14	134,017	131,301	43,092
Other receivables and prepaid expenses	15	4,939	6,667	1,588
Inventories	16	59,528	59,514	19,141
Current tax assets	10	5,780	3,965	1,859
Total current assets		554,072	576,676	178,158

Non-current assets
Property, plant, and equipment		87,245	83,105	28,053
Less -accumulated depreciation		48,431	46,460	15,573
	17	38,814	36,645	12,480

Right of use asset	18	4,088	2,866	1,314
Financial assets at fair value through profit or loss	3	31,056	13,700	9,986
Goodwill		36	36	12
Total non-current assets		73,994	53,247	23,792

Total assets		628,066	629,923	201,950

(*) Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(NIS in thousands)

(Cont.)

		December 31,
	Note	2 0 2 1	2 0 2 0	2 0 2 1 (*)
		NIS	NIS	US Dollars
Equity and liabilities

Current liabilities
Current maturities of lease liabilities	18	1,136	1,393	365
Trade payables	20	20,386	23,474	6,555
Employees Benefits	21	3,442	3,437	1,107
Financial liabilities at fair value through profit or loss	3	13,960	-	4,489
Other payables and accrued expenses	22	11,216	11,611	3,606
Total current liabilities		50,140	39,915	16,122

Non-current liabilities
Lease liabilities	18	3,062	1,592	985
Deferred taxes	10	2,017	768	648
Retirement benefit obligation	21	1,615	1,905	519
Total non-current liabilities		6,694	4,265	2,152

Shareholders' equity
Share capital	23	1,490	1,490	479
Additional paid in capital		170,760	170,760	54,907
Capital fund		247	247	79
Treasury shares		(628)	(628)	(202)
Retained earnings		400,322	415,196	128,721
Re-measurement of the net liability in respect of defined benefit		(959)	(1,322)	(308)
Equity attributable to Shareholders' of the Company		571,232	585,743	183,676

Total equity and liabilities		628,066	629,923	201,950

(*)	Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

The financial statements were approved by the board of directors of the company on March 15, 2022.

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF INCOME

(NIS in thousands)

		Year ended December 31,
	Note	2 0 2 1	2 0 2 0	2 0 1 9	2 0 2 1 (*)
		NIS	NIS	NIS	US Dollars

Revenue		454,213	454,094	395,637	146,049
Cost of sales	5	315,920	308,717	271,784	101,582
Gross profit		138,293	145,377	123,853	44,467

Operating costs and expenses
Selling expenses	6	65,869	65,990	55,490	21,180
General and administrative expenses	7	23,299	21,918	21,067	7,491
Other Income		(230)	(108)	-	(74)
		88,938	87,800	76,557	28,597

Operating profit		49,355	57,577	47,296	15,870

Finance Income	9	28,957	11,348	20,966	9,311
Finance expense	9	20,492	1,253	3,016	6,589
Finance Income, net		8,465	10,095	17,950	2,722

Profit before taxes on Income		57,820	67,672	65,246	18,592
Taxes on Income	10	12,719	15,463	13,735	4,090

Net Income		45,101	52,209	51,511	14,502

Earnings per share:
Basic/diluted earnings per share		3.25	3.89	3.90	1.05

Shares used in computation of basic/diluted EPS		13,867,017	13,433,684	13,217,017	13,867,017

Actual number of shares		13,867,017	13,867,017	13,217,017	13,867,017

(*)	Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(NIS in thousands)

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9	2 0 2 1 (*)
	NIS	NIS	NIS	US Dollars

Net Income	45,101	52,209	51,511	14,502

Other comprehensive Income (Expenses)

Re-measurement of net liabilities with respect to a defined benefit which will not be classified in the future as profit or loss, net of tax	363	(293)	(406)	117

Other comprehensive Income (Expenses) for the year	363	(293)	(406)	117

Total comprehensive Income for the year	45,464	51,916	51,105	14,619

(*)	Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(NIS in thousands)

	Share capital	Additional paid in capital	Measurement of the net liability in respect of defined benefit	Capital fund	Retained earnings	Treasury shares	Total shareholders' equity

Balance – January 1, 2019	1,425	128,354	(623)	247	311,476	-	440,879
Profit for the year	-	-	-	-	51,511	-	51,511
Measurement of the net liability in respect of defined benefit	-	-	(406)	-	-	-	(406)
Total comprehensive Income for the year	-	-	(406)	-	51,511	-	51,105
Purchase of treasury shares	-	-	-	-	-	(628)	(628)

Balance – December 31, 2019	1,425	128,354	(1,029)	247	362,987	(628)	491,356
Profit for the year	-	-	-	-	52,209	-	52,209
Measurement of the net liability in respect of defined benefit	-	-	(293)	-	-	-	(293)
Total comprehensive Income for the year	-	-	(293)	-	52,209	-	51,916
Issue of shares	65	42,406	-	-	-	-	42,471

Balance - December 31, 2020	1,490	170,760	(1,322)	247	415,196	(628)	585,743
Profit for the year	-	-	-	-	45,101	-	45,101
Measurement of the net liability in respect of defined benefit	-	-	363	-	-	-	363
Total comprehensive Income for the year	-	-	363	-	45,101	-	45,464
Dividend distribution	-	-	-	-	(59,975)	-	(59,975)
Balance – December 31, 2021	1,490	170,760	(959)	247	400,322	(628)	571,232

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(NIS in thousands)

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9	2 0 2 1 (*)
	NIS	NIS	NIS	US Dollars

CASH FLOWS – OPERATING ACTIVITIES
Profit from continuing operations	45,101	52,209	51,511	14,502
Adjustments to reconcile net profit to net cash used in (used to) continuing operating activities (Appendix A)	416	11,967	(51,948)	133

Net cash from/ (used in) continuing operating activities	45,517	64,176	(437)	14,635

Cash flows – investing activities
Acquisition of property plant and equipment	(6,209)	(2,903)	(1,791)	(1,996)
Proceeds from sale of property plant and Equipment	230	108	-	74
Loans granted to others	-	(20,000)	(43,650)	-
Proceeds from loans granted to others	18,707	18,943	26,000	6,015
Proceeds from sale (purchase) of marketable securities, net	2,718	(20,739)	11,336	874

Net cash used in investing activities	15,446	(24,591)	(8,105)	4,967

Cash flows – financing activities
Lease liability payments	(2,169)	(1,819)	(1,128)	(697)
Shares issue	-	42,471	-	-
Dividend distribution	(59,975)	-	-	(19,285)
Acquisition of treasury shares	-	-	(628)	-

Net cash from (used in) financing activities	(62,144)	40,652	(1,756)	(19,982)

Increase (decrease) in cash and cash equivalents	(1,181)	80,237	(10,298)	(380)
Cash and cash equivalents at the beginning of the financial year	201,822	121,860	134,287	64,895
Exchange (losses)/gains on cash and cash equivalents	(4,923)	(275)	(2,129)	(1,583)
Cash and cash equivalents of the end of the financial year	195,718	201,822	121,860	62,932

(*) Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.

APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

(NIS in thousands)

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9	2 0 2 1 (*)
	NIS	NIS	NIS	US Dollars
Cash flows from/(used in) operating activities

A. Adjustments to reconcile net profit to net cash from operating activities

Decrease (Increase) in deferred income taxes	1,249	1,586	2,064	402
Unrealized loss (gain) on marketable securities	(19,464)	(6,115)	(14,972)	(6,258)
Loss of financial liabilities at fair value through profit or loss	13,960	-	-	4,489
Depreciation and amortization	6,200	5,690	4,815	1,993
Capital gain on disposal of property plant and equipment	(230)	(108)	-	(74)
Exchange (losses)/gains on cash and cash equivalents	4,923	275	2,129	1,583

Changes in assets and liabilities:
Decrease (increase) in trade receivables and other receivables	10,190	22,029	(29,776)	3,277
Decrease (Increase) in inventories	(14)	12,034	(22,259)	(5)
Increase (decrease) in trade and other payables, and other current liabilities	(3,405)	(1,861)	16,050	(1,096)

Cash generated from operations	13,409	33,530	(41,949)	4,311

Income tax paid	(12,993)	(21,563)	(9,999)	(4,178)

Net cash flows from operating activities	416	11,967	(51,948)	133

(*)	Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NIS in thousands)

Note 1 – Basis of preparation

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out in note 27. The policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements are presented in New Israeli Shekels (NIS), which is also the Company functional currency.

The conversion from New Israeli Shekels (NIS) into U.S. dollars was made at the exchange rate as of December 31, 2021, on which USD 1.00 equaled NIS 3.11 The use of USD is solely for the convenience of the reader.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRSs).

The preparation of financial statements in compliance with adopted IFRS requires the use of certain critical accounting estimates. It also requires Company management to exercise judgment in applying the Company's accounting policies. The areas where significant judgments and estimates have been made in preparing the consolidated financial statements and their effect are disclosed in note 2.

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for the following items (refer to individual accounting policies for details):

-

Financial instruments – fair value through profit or loss

-

Net defined benefit liability

-

Contingent consideration

Note 2 – Critical accounting estimates and assumptions

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 2 – Critical accounting estimates and assumptions (continued)

Estimates and assumptions:

-

Revenue recognition – provision of rights to return goods

-

Defined benefit scheme – actuarial assumptions

-

The determination of the incremental borrowing rate used to measure lease liabilities

-

Legal proceedings – estimates of claims and legal processes

-

Inventory – provision of slow moving inventory

-

Fair value measurement

several assets and liabilities included in the Company’s financial and non-financial assets and liabilities utilizes market observables inputs and data as far as possible. Inputs used in determining fair value measurement are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the 'fair value hierarchy'):

•

Level 1: Quoted priced in active markets for identical items (unadjusted)

•

Level 2: Observable direct or indirect inputs other than level 1 inputs.

•

Level 3: Unobservable inputs (i.e., not derived from market data).

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

-

Financial liabilities at fair value through profit or loss (see note 3)

For more detailed information in relation to the fair value measurement of the items above, please refer to the applicable notes.

Note 3 – Financial instruments risk management

The Company is exposed through its operations to the following financial risks:

-

Credit risk

-

Other market price risk

-

Foreign exchange risk

-

Global changes in raw-material prices

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 3 – Financial instruments risk management (continued)

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

-

Trade receivables

-

Financial assets at fair value through profit or loss

-

Trade payables

-

Financial liabilities at fair value through profit or loss

(ii) Financial instruments by category

Financial assets:

	Fair value through profit or loss		Amortized cost
	2021	2020	2021	2020
	NIS in thousands
Cash and cash equivalents	-	-	195,718	201,822
Financial assets at fair value through profit or loss	185,146	168,400	-	-
Loans to others	-	-	-	18,707
Trade and other receivables	-	-	138,956	137,968
Total financial assets	185,146	168,400	334,674	358,497

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 3 – Financial instruments risk management (continued)

(ii) Financial instruments by category (continued)

Financial liabilities:

	Fair value through profit or loss		Amortized cost
	2021	2020	2021	2020
	NIS in thousands
Trade payables	-	-	20,386	23,474
Financial liabilities at fair value through profit or loss	13,960	-	-	-
Total financial liabilities	13,960	-	20,386	23,474

	up to 30 days	Between 1 and 6 months.	Between 7 and 12 months.	Total	Present value
forward exchange contracts	2,280	10,505	1,471	14,256	13,960

(iii) Financial instruments not measured at fair value

Financial instruments not measured at fair value includes cash and cash equivalents, loans to others, trade and other receivables and trade payables.

Due to their short-term nature, the carrying value of cash and cash equivalents, loans to others, trade and other receivables, and trade payables approximates their fair value.

(iv) Financial instruments measured at fair value

The fair value hierarchy of financial instruments measured at fair value is provided below

	Level 1		Level 2		Level 3
	2021	2020	2021	2020	2021	2020
	NIS in thousands
Financial assets at fair value through profit or loss	154,090	154,700	-	-	31,056	13,700
Financial liabilities at fair value through profit or loss	-	-	-	-	13,960	-

There were no transfers between levels during the period.

The valuation techniques and significant unobservable inputs used in determining the fair value

There were no changes to the valuation techniques during the period.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 3 – Financial instruments risk management (continued)

(iv) Financial instruments measured at fair value (continued)

The reconciliation of the opening and closing fair value balance of financial instruments is provided below:

Financial assets at fair value through profit or loss:	Level 1	Level 3
	NIS in thousands
January 1, 2021	154,700	13,700
Purchases	47,251	15,754
Disposals	(65,724)	-
Gain	17,863	1,602
December 31, 2021	154,090	31,056

Financial liabilities at fair value through profit or loss:	Level 1	Level 3
	NIS in thousands
January 1, 2021	-	-
loss	-	(13,960)
December 31, 2021	-	(13,960)

The fair value measurement of the forward exchange contracts using the "Monte Carlo" model is based on significant unobservable inputs and thus represent a level 3 measurement within the fair value hierarchy. changes in fair value are recognized in financial expenses.

"Monte Carlo" simulation was used to calculate the forward exchange contracts value using the Forward Options method, which is a stochastic model used in currency exchange scenarios.

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
(NIS in thousands)
(Cont.)

Note 3 – Financial instruments risk management (continued)

Other market price risk

The Company is exposed to price risks of shares, certificate of participation in mutual fund and bonds, which are classified as financial assets carried at fair value through profit or loss.

The effect of a 10% increase in the value of the portfolio securities investment held at the reporting date would, if all other variables held constant, have resulted in an increase in the fair value through profit or loss and net assets of NIS 18,565 thousand (2020: NIS 16,840 thousand). A 10% decrease in their value would, on the same basis, have decreased the fair value through other profit or loss reserve and net assets by the same amount.

Foreign exchange risk

Foreign exchange risk arises when the Company enters into transactions denominated in a currency other than its functional currency. The company buys its inventories mostly in USD and EURO and sells its products in NIS. Foreign exchange exposures are managed within utilizing forward foreign exchange contracts.

As of 31 December, the Company's net exposure to foreign exchange risk was as follows:

	2021	2020
Net foreign currency financial assets/(liabilities)	NIS in thousands
USD	22,614	10,942
EURO	(1,834)	(4,786)
Total net exposure	20,780	6,156

The following table details the Company's sensitivity to a 10% increase and decrease in the NIS against the relevant foreign currencies. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates. A positive number below indicates an increase in profit and other equity where the NIS strengthens 10% against the relevant currency. For a 10% weakening of the NIS against the relevant currency, there would be opposite impact on the profit and other equity, and the balances below would be negative.

	USD		EURO
	2021	2020	2021	2020
	NIS in thousands
10% increase	2,496	1,094	17,172	(479)
10% decrease	(2,587)	(1,094)	(20,353)	479

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 3 – Financial instruments risk management (continued)

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

Note 4 – segment information

The Company has one reportable segment:

-

Import-export, marketing and distribution of food products.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 4 – segment information (continued)

The table below shows the Company's revenues from major groups of products that contributed 10% or more to the Company's total revenues in the years 2019 to 2021:

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9	2 0 2 1
	NIS	NIS	NIS	USD
Canned Vegetables and Pickles	59,844	67,275	63,674	19,242

Dairy and Dairy Substitute Products	196,589	188,675	154,303	63,212

Canned Fish	56,064	53,547	49,179	18,027

Cereals, rice and pastas	62,712	63,514	48,813	20,165

Non-banking credit	276	719	930	89

Other	78,728	80,364	78,738	25,314

	454,213	454,094	395,637	146,049

Revenues from main customers of the Import segment

The Company has one customer who represent more than 10% of the total sales which amounted to NIS 60,701 thousand (2020: NIS 64,582 thousand).

Note 5 – Cost of sales

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9	2 0 2 1
	NIS	NIS	NIS	US Dollars

Purchases	269,888	272,730	269,876	86,781
Marine transportation	20,701	10,466	9,657	6,656
Transportation	3,063	2,938	2,186	985
Depreciation and amortization	2,180	2,246	2,335	701
Maintenance	8,714	7,905	4,893	2,802
Other costs and expenses	5,529	3,467	2,226	1,778
	310,075	299,752	291,173	99,703
Change in finished goods	5,845	8,965	(19,389)	1,879
	315,920	308,717	271,784	101,582

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 6 – Selling expenses

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9	2 0 2 1
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	22,597	21,514	18,798	7,266
Transportation and maintenance	19,589	20,132	15,128	6,299
Vehicles	3,165	3,330	3,377	1,018
Advertising and promotion	9,225	9,461	8,032	2,966
Depreciation and amortization	2,899	2,565	1,861	932
Others	8,394	8,988	8,294	2,699
	65,869	65,990	55,490	21,180

Note 7 – General and administrative expenses

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9	2 0 2 1
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	15,992	16,185	13,557	5,141
Office maintenance	1,589	1,591	1,455	511
Professional fees	2,658	2,571	2,921	855
Vehicles	431	322	330	139
Depreciation and amortization	1,124	880	620	361
Bad and doubtful debts	(599)	(1,308)	847	(193)
Communication	109	82	75	35
Other	1,995	1,595	1,262	642
	23,299	21,918	21,067	7,491

Note 8 – Employee benefit expenses

Employee benefit expenses (not including directors remuneration) comprise:

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9	2 0 2 1
	NIS	NIS	NIS	US Dollars
Salary	33,263	31,865	28,585	10,695
Bonus	5,326	5,834	3,770	1,713
	38,589	37,699	32,355	12,408

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 8 – Employee benefit expenses (continued)

Key management personnel expenses comprise:

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9	2 0 2 1
	NIS	NIS	NIS	US Dollars
Salary and management fees	5,039	5,013	6,158	1,620
Bonus	4,840	5,434	3,520	1,556
Directors remuneration	345	403	550	111
	10,224	10,850	10,228	3,287

Note 9 – Finance income and expenses

Finance Income:	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9	2 0 2 1
	NIS	NIS	NIS	US Dollars

Interest from Short-term bank deposits	408	99	845	131
Interest Income of debentures held for trading	3,757	4,222	4,321	1,209
Other interest	121	-	-	39
Changes in fair value of financial assets at fair values	19,464	6,115	14,972	6,258
Dividends	5,207	750	389	1,674
Income from forward transaction	-	162	439	-
Total finance income	28,957	11,348	20,966	9,311

Finance expenses:	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9	2 0 2 1
	NIS	NIS	NIS	US Dollars

Foreign currency differences	1,174	560	2,121	377
Expenses from forward transaction	17,867	-	-	5,745
Bank fees	409	312	330	132
Portfolio management fees	950	283	500	305
Other	92	98	65	30
Total finance expenses	20,492	1,253	3,016	6,589

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 10 – Tax expenses

Tax balances presented in the statement of financial position:

	Year ended December 31,
	2021	2020	2021
	NIS	NIS	US Dollars

Current tax assets	5,780	3,965	1,859
Deferred tax assets (liabilities)	(2,017)	(768)	(648)

	January 1,		December 31,	December 31,
	2021	Change	2021	2021
	NIS	NIS	NIS	US Dollars
Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	(2,254)	(4,257)	(6,511)	(2,094)
Financial liabilities carried at fair value through profit or loss	-	3,210	3,210	1,032
Employees benefits	691	(92)	599	193
Allowance for doubtful accounts	436	(120)	316	102
Carry forward tax losses	359	10	369	119
	(768)	(1,249)	(2,017)	(648)

	January 1,		December 31,	December 31,
	2020	Change	2020	2020
	NIS	NIS	NIS	US Dollars
Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	(1,118)	(1,136)	(2,254)	(725)
Employees benefits	511	180	691	222
Allowance for doubtful accounts	736	(300)	436	140
Carry forward tax losses	689	(330)	359	116
	818	(1,586)	(768)	(247)

Taxes on income recognized in profit or loss:	Year ended December 31
	2 0 2 1	2 0 2 0	2 0 1 9	2 0 2 1
	NIS	NIS	NIS	US Dollars
Current taxes:
Current taxes	11,470	13,877	11,671	3,688
	11,470	13,877	11,671	3,688

Deferred taxes	1,249	1,586	2,064	402
	12,719	15,463	13,735	4,090

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 10 – Tax expenses (continued)

Reconciliation of the statutory tax rate to the effective tax rate:

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9	2 0 2 1
	NIS	NIS	NIS	US Dollars

Income before Income taxes	57,820	67,672	65,246	18,592
Statutory tax rate	23%	23%	23%	23%
Tax computed by statutory tax rate	13,299	15,565	15,006	4,276

Tax increments (savings) due to:
Non-deductible expenses	97	39	16	31
Tax exempt Income	(1,202)	(153)	(38)	(386)
Profit or loss for tax for which deferred taxes were not provided	12	-	(1,047)	3
Temporary differences for which deferred taxes were not provided		-	(100)
Other	513	12	(102)	166
	12,719	15,463	13,735	4,090

The tax rate applicable to the Company for the years 2018 – 2020 is 23%.

Note 11 – Earning per share

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9	2 0 2 1
	NIS	NIS	NIS	US Dollars

Basic and diluted earnings per share:
Earnings used in the calculation of basic and diluted earnings per share	45,101	52,209	51,511	14,502

Weighted average number of shares used in computing basic and diluted earnings per share	13,867,017	13,433,684	13,217,017	13,867,017

In September 2020, the Company announced the completion of a private placement to classified institutional investors in Israel of 650,000 ordinary shares for NIS 66 per share and of stock option (not listed for trading) for the purchase of up to 650,000 ordinary shares of the Company for a period of twelve months from the allotment date at an exercise price of 73 NIS. The issue of shares was taken in to account for calculation of the basic and diluted earnings per share. The share options expired in September 2021.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 12 – Cash and cash equivalents

	December 31,
	2 0 2 1	2 0 2 0	2 0 2 1
	NIS	NIS	US Dollars

Cash in bank	72,965	51,179	23,461
Short-term bank deposits	122,753	150,643	39,471
	195,718	201,822	62,932

Note 13 – Loans to others

	2 0 2 1	2 0 2 0	2 0 2 1
	NIS	NIS	US Dollars

Opening balance	18,707	17,650	6,015
Loans granted to others (*)	-	20,000	-
Payment of loans granted to others	(18,707)	(18,943)	(6,015)
Closing balance	-	18,707	-

(*) The interest rate given varies from 5%-8%. Interest income from loans granted to others amounted in 2021 to NIS 276 thousand (2020: NIS 719 thousand).

Note 14 – Trade receivables

Composition:

	December 31,
	2 0 2 1	2 0 2 0	2 0 2 1
	NIS	NIS	US Dollars

Open accounts	121,272	120,700	38,994
Credit cards	211	161	68
Checks receivables	17,160	17,468	5,518
Less – provision for return of goods	(3,252)	(5,131)	(1,046)
Less – estimated credit loss	(1,374)	(1,897)	(442)
	134,017	131,301	43,092

The table below shows the trade receivables balance for December 31, 2021 segmented by the due date.

	Trade receivables- days past due
	Nis in thousands
As of:	Not past due	<30	31-60	61-90	>90	Total
December 31, 2021	115,699	4,842	509	96	126	121,272
December 31, 2020	112,882	6,374	79	130	1,235	120,700

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 14 – Trade receivables (continued)

Changes in the allowance of credit loss

	December 31,
	2 0 2 1	2 0 2 0	2 0 2 1
	NIS	NIS	US Dollars

Balance at beginning of the year	1,897	3,200	610
Bad debts	-	(1,937)	-
Changes in allowance for doubtful debts	(523)	634	(168)
Balance at end of the year	1,374	1,897	442

Note 15 – Other receivables and prepaid expenses

	December 31,
	2 0 2 1	2 0 2 0	2 0 2 1
	NIS	NIS	US Dollars

Prepaid expenses	368	233	118
Income receivables	8	38	3
Advances to suppliers	2,263	2,826	727
Government authorities	261	364	84
Forward transaction	-	158	-
Others	2,039	3,048	656
	4,939	6,667	1,588

Note 16 – Inventories

	December 31,
	2 0 2 1	2 0 2 0	2 0 2 1
	NIS	NIS	US Dollars

Finished products	50,498	56,348	16,237
Inventory in transit	9,969	6,167	3,206
Less – Provision of slow-moving inventory	(939)	(3,001)	(302)
	59,528	59,514	19,141

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 17 – Property, plant and equipment

		Machinery		Computers
	Land and	and	Motor	and	Office
	Building	equipment	Vehicles	equipment	Furniture	Total
Consolidated Cost:
Balance - January 1, 2020	55,438	5,705	13,002	5,434	1,823	81,402
Changes during 2020:
Additions	684	1,199	130	860	30	2,903
Dispositions	-	-	(1,200)	-	-	(1,200)

Balance – December 31, 2020	56,122	6,904	11,932	6,294	1,853	83,105
Changes during 2021:
Additions	1,343	2,273	1,594	888	111	6,209
Dispositions	-	-	(2,069)	-	-	(2,069)

Balance – December 31, 2021	57,465	9,177	11,457	7,182	1,964	87,245

Accumulated depreciation:
Balance – January 1, 2020	22,432	4,565	11,476	4,387	1,021	43,881
Changes during 2020:
Additions	1,928	578	822	381	70	3,779
Dispositions	-	-	(1,200)	-	-	(1,200)
Balance – December 31, 2020	24,360	5,143	11,098	4,768	1,091	46,460
Changes during 2021:
Additions	2,012	379	1,070	559	20	4,040
Dispositions	-	-	(2,069)	-	-	(2,069)
Balance – December 31, 2021	26,372	5,522	10,099	5,327	1,111	48,431

Net book value:
December 31, 2021	31,093	3,655	1,358	1,855	853	38,814
December 31, 2020	31,762	1,761	834	1,526	762	36,645

Net book value (USD in thousands):
December 31, 2021	9,998	1,175	437	596	274	12,480
December 31, 2020	10,213	566	268	491	245	11,783

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 18 – Leases

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

Right to use asset

	December 31
	2 0 2 1	2 0 2 0	2 0 2 1
	NIS	NIS	US Dollars
Cost:
Opening balance	5,930	5,013	1,907
Dispositions	(2,166)	-	(698)
Additions	3,569	917	1,148
Closing balance	7,333	5,930	2,357

Accumulated depreciation:
Opening balance	3,064	1,153	985
Dispositions	(1,983)	-	(638)
Depreciation	2,164	1,911	696
Closing balance	3,245	3,064	1,043

Net book value	4,088	2,866	1,314

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 18 – Leases (continued)

Leases liabilities

	December 31
	2 0 2 1	2 0 2 0	2 0 2 1
	NIS	NIS	US Dollars

Opening balance	2,985	3,887	960
Additions	3,569	917	1,147
Dispositions	(187)	-	(60)
Payments	(2,169)	(1,819)	(697)
Closing balance	4,198	2,985	1,350

Amounts recognized in profit or loss

	For the year ended December 31
	2 0 2 1	2 0 2 0	2 0 2 1
	NIS	NIS	US Dollars

Depreciation expense on right-of-use assets	2,164	1,911	696
Interest expense on lease liabilities	96	94	31
Cancellation of rental expenses	(2,264)	(1,911)	(728)
	(4)	94	(1)

Note 19 – Subsidiaries

The principal subsidiaries of G. Willi-Food International Ltd, all of which have been included in these consolidated financial statements, are as follows:

Subsidiary	Country of incorporation and principal place of business	Proportion of ownership interest at 31 December
		December 31,
		2 0 2 1	2 0 2 0
Euro European Dairies (Goldfrost) Ltd.	Israel	100%	100%
W.F.D. (Import, Marketing and Trading) Ltd.	Israel	100%	100%
W. Capital Ltd.	Israel	100%	100%

Note 20 – Trade payables

	December 31,
	2021	2020	2021
	NIS	NIS	US Dollars

Open accounts	20,131	22,378	6,473
Checks payables	255	1,096	82
	20,386	23,474	6,555

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 21 – Employee benefit liabilities

Liabilities for employee benefits comprise:

	December 31,
	2021	2020	2021
	NIS	NIS	US Dollars

Defined benefit schemes (note 25)	1,615	1,905	519
Employee benefit	2,452	2,338	785
Accrual for annual leave	990	1,099	318
	5,057	5,342	1,622

Estimates and assumptions

The costs, assets and liabilities of the defined benefit schemes operating by the Company are determined using methods relying on actuarial estimates and assumptions. Details of the key assumptions are set out in note 24. The Company takes advice from independent actuaries relating to the appropriateness of the assumptions. Changes in the assumptions used may have a significant effect on the consolidated statement of comprehensive income and the consolidated statement of financial position.

Note 22 – Other payables and accrued expenses:

	December 31,
	2021	2020	2021
	NIS	NIS	US Dollars

Customer advances	1,861	1,787	598
Accrued expenses	9,039	9,617	2,906
Other payables	316	207	102
	11,216	11,611	3,606

Note 23 – Share capital

Composition

	December 31
	2 0 2 1	2 0 2 0

Ordinary shares of NIS 0.1 each	50,000,000	50,000,000

Issued and outstanding	13,867,017	13,867,017

(*) On September 15, 2020 the Company announced on completion of private allocation to institutional and classified investors in Israel of 650,000 ordinary shares in exchange of NIS 66 per share and option (not listed for trading) for the purchase of up to 650,000 ordinary shares of the company that can be exercised for a period of 12 months from the day of allocation at an exercise price of NIS 73.The total proceeds from the private allocation amounted to NIS 42.9 million, not including the proceeds from the exercise of the options. The share options expired in September 2021.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 24 - Defined benefit scheme

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

The current legal retirement age is 62 for women, 65 for women was born after January 1960 and 67 for men. Therefore, according to the plan, an employee who has been employed by the Company for at least one consecutive year (and under circumstances defined by law) and is dismissed after the said period is entitled to severance pay. The rate of compensation stipulated in the Law is the employee's last salary for each year of employment.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 24 - Defined benefit scheme (continued)

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2 0 2 1	2 0 2 0
	%	%

Discount rate	2.05	1.73
Expected return on the plan assets	2.05	1.73

Rate of increase in compensation	4	4

Expected rate of termination:
0-1 years	35	35
1-2 years	30	30
2-3 years	25	25
3-4 years	15	15
4-5 years	15	15
5 years and more	7.5	7.5

The assumptions regarding future mortality rates are based on mortality tables published and approved by the Ministry of Finance. The mortality rate of an active participant at retirement age (67 for men, 62 for women and 65 for women born after January 1960.), is 0.6433% for men and 0.3574% for women.

The provisions of Standard 19 stipulate that interest used to capitalize assets and liabilities should reflect risk free interest that is interest on highly rated corporate bonds with similar maturity periods and terms. Until November 2014, absent quality data and information about bonds of this type, what was utilized was the interest on long-term index linked government bonds (index linked Galil)/or long-term shackle government bonds (NIS Dawn - “Shachar”). Following a decision by the Securities Authority, according to which there is a deep market for corporate bonds, and according to the publication of Accounting Staff Position number 12-1, as of this report, the capitalization interest is that of high quality corporate bonds. Use of a quality curve as stated above, is published by quoting companies which specialize in this field. The nominal interest rate for the capitalization appropriate for corporate bonds with high rankings as aforesaid, as of December 31, 2021, is 2.05% per year.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 24 - Defined benefit scheme (continued)

Changes in the present value of the defined benefit obligation in the current period were as follows:

	Year ended December 31,
	2021	2020	2021
	NIS	NIS	US Dollars

Opening defined benefit obligation	6,010	5,527	1,933
Current service cost	581	585	187
Interest cost	102	98	33
Actuarial losses arising from experience adjustments	(130)	122	(42)
Actuarial losses/(gains) arising from changes in financial assumptions	213	15	68
Benefits paid	(335)	(337)	(108)
Closing defined benefit obligation	6,441	6,010	2,071

Changes in the fair value of the defined benefit assets in the current period were as follows:

	Year ended December 31,
	2021	2020	2021
	NIS	NIS	US Dollars

Opening defined benefit assets	4,105	4,041	1,320
Expected return on the plan assets	72	72	23
Changes in financial assumptions	446	(157)	144
Employer contribution	321	380	103
Benefits paid	(115)	(227)	(37)
Interest losses on severance payment allocated to remuneration benefits	(3)	(4)	(1)
Closing defined benefit assets	4,826	4,105	1,552

Adaption of the current value of defined benefit plan liability and the fair value of the plan's assets to the assets and liabilities recognized in the Balance Sheets:

	Year ended December 31,
	2021	2020	2021
	NIS	NIS	US Dollars

Present value of funded liability	6,441	6,010	2,071
Fair value of plan assets - accumulated deposit in executive insurance	4,826	4,105	1,552
Net liability deriving from defined benefit obligation	1,615	1,905	519

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 24 - Defined benefit scheme (continued)

Sensitivity analyzes principal actuarial assumptions:

The sensitivity analyzes below have been determined based on reasonably possible changes in actuarial assumptions at the end of the reporting period. Sensitivity analysis does not account for any existing inter dependence between assumptions:

If the discount rate were increased / decreased by 0.5%, the defined benefit obligation would have decreased / increased by NIS 232 thousand (USD 75 thousand).

If the rate hikes expected salaries would have increased / decreased by 0.5%, the defined benefit obligation would have increased / decreased by NIS 224 thousand (USD 72 thousand).

If the resignation rate would have increased / decreased by 10%, the defined benefit obligation would have increased / decreased by NIS 162 thousand (USD 52 thousand).

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

The balance of the Company's vacation provision is in accordance with the leave entitlement of each individual employee, according to his individual agreement with the company to which the employee belongs and in accordance with the employee's salary. The balance of the Company's vacation provision for December 31, 2021, as NIS 831 thousand (NIS 915 thousand, as of December 31, 2020).

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
(NIS in thousands)
(Cont.)

Note 25 - Contingent liabilities and commitments

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

-

On June 4, 2020, a General Meeting of the Shareholders of the Company approved management services agreements pursuant to which Messrs. Joseph Williger and Zwi Williger are to serve as active co-chairmen of the Board of Directors. For further details, see note 26 to the financial report of 2020.

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

On August 16 2018, the Company filed a notice whereby it intends to lodge a lawsuit against the office holders in connection with the events which are the subject matter of the motion and therefore it is no longer needed to discuss the motion to approve a derivative action. In view of Company's notice, the said motion was stricken out and by a court ruling on October 4, 2018 and the case was closed. on November 4, 2018 the Company filed a NIS 4,183,208 lawsuit against the Company’s former controlling shareholder – Mr. Gregory Gurtovoy and against five (former) Company directors and senior office holder - Israel Joseph Schneerson, Pavel Buber, Iram Ephraim Graiver. Ilan Menachem Admon and Zalman Vigler (hereafter jointly: the “Defendants”). According to the Company, the Defendants conspired to cause the use of millions of NIS of the Company funds as collaterals to loans extended to foreign private companies related to the Company’s controlling shareholders on dates which are relevant to the lawsuit without obtaining the required approvals from the Company’s directors and without issuing the required report to Company’s shareholders. The lawsuit is based on the claim that an agreement signed by the Company, whereunder it has allegedly invested in the bonds of a Czech company, is not a genuine agreement; rather, it is claimed, the purpose of the agreement was to assist the then controlling shareholders (Gregory Gurtovoy and others) to secure private loans extended by the Austrian bank Meinl, while using the company's funds for their concealed and inappropriate purposes. The Company demands that the Defendants compensate it for the funds that were not refunded to the Company (in NIS values) plus a compensation at the rate of the alternative yield and a compensation equal to the amounts paid by the Company to enable the refund of the funds. On January 24, 2019, the Defendants filed statements of defense, various motions (to dismiss in limine and/or delay the proceedings) and a counterclaim against willi-food and against the Company as part of this proceeding. In their counterclaim the Defendants claims that they are entitled for funding of their legal defense and/or for indemnification and exemption from the Company in respect of the lawsuit and request the Court to order the Company to fund their legal defense against the Company’s lawsuit. Since the Defendants are accused of breaching their fiduciary duty to the Company, Company’s management is of the opinion that their claims on this matter will be rejected. On December 25, 2019, the Court issued a resolution which approves an application to give a Court ruling status to a compromise agreement signed between G. Willi-Food and Mr. Ilan Admon; according to the said compromise agreement, the mutual claims lodged on behalf of the parties in this filed were rejected without issuing an order for court costs. The proceedings relating to the other defendants shall continue as planned. A pre-trial hearing was set to April 7, 2022. In view of the above, Company’s management is of the opinion that the disclosure in the Consolidated financial statements and in the notes thereto is sufficient.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 25 - Contingent liabilities and commitments (continued)

-

On July 23, 2017, Mr. Iram Graiver, former CEO of the Company and Willi-Food (hereinafter - “Mr. Graiver”) filed a lawsuit to the Regional Labor Court in Tel Aviv Jaffa (hereinafter - “the Labor Court”) claiming payment of social rights and different compensations at the total amount of NIS 2,377,305. On November 26, 2017, the Company filed a statement of defense. On July 27, 2017, the Company filed a lawsuit to the Labor Court against Mr. Graiver, demanding that he repays funds that he has taken unlawfully from the Company, amounting to NIS 1,694,325. According to the Company, throughout his term of employment as an office holder in the Company, the defendant has unlawfully taken from the Company salary, bonus in respect of 2016 and reimbursement of expenses. According to the Company, Mr. Graiver has done so while breaching his fiduciary duty and his duty of care towards the Company as well as the cogent provisions of the Companies Law, 5759-1999, whereby it is mandatory that payments of the type taken from the Company by Mr. Graiver are approved by the General Meeting of the Company’s shareholders; according to the Company, Mr. Graiver has not obtained such an approval. On November 2, 2017, a resolution was issued to join the hearings pertaining to the two proceedings described above. On November 26 2017 statements of defense were filed by the Company and Mr. Graiver and on March 7 2018 a preliminary hearing was held. The parties are in the process of document discovery and review. Proof hearing was held on January 15 2020. Second Proof hearing was held on June 7 2020. Third Proof hearing (and last) held on October 31 2021 and deadlines were set for submitting summaries by Mr. Graiver and the Company on March 1, 2022 and May, 8 2022, respectively. In view of the above, Company’s management is of the opinion that the disclosure regarding the proceedings in the Consolidated financial statements and in the notes thereto is sufficient.

-

A lawsuit and a motion to approve it as class action was filed on May 7, 2020, against the Company and 2 other respondents to the central district court. The applicant claimed that the company marketed several products as products approved by the chief rabbinate of Israel before the actual rabbinate approval was obtained. Thus, the applicant alleges a violation of various laws. On February 27, 2022 the position of Chief Rabbinate was submitted to the court. On February 28, 2022, a decision was made according to which the State Attorney's Office must clarify whether the position given is also in the opinion of the Ministry of Religious Affairs. At this early stage, the company and its legal counsel are unable to assess the chances of this lawsuit.

-

A lawsuit and a motion to approve it as class action was filed on June 24, 2020, against the Company, Euro European Dairies, and another respondent to the Haifa District Court. The applicant claimed that the Company marketed several products with misleading captions and contrary to the provisions of the law and the relevant regulations. On October 4, 2021, a hearing was held in which it was determined that the applicant will withdrawal from the request for approval and each party will submit its claims regarding the compensation and fees. A hearing is scheduled for May 10, 2022, in which the compensation and fees will be determined. From the Company’s and its legal counsel experience, in the event of withdrawal and determination of compensation and fees for the applicant, the amount expected to be paid are immaterial to the Company.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 25 - Contingent liabilities and commitments (continued)

-

A lawsuit and a motion to approve it as class action was filed on September 8, 2020, against Euro European Dairies to the Haifa district court. The applicant claimed that Euro European Dairies violated its obligations to import and market Gaude cheese in the quantities and prices it undertook as part of duty-free tenders. The applicant claims that he and the members of the group suffered damages in the amount of NIS 57 million. A response to the request for approval was submitted on February 1, 2021 and a pre-trial hearing was set for December 28, 2021. A hearing to examine the decision on the request for disclosure of documents is scheduled for May 1, 2022. At this early stage, the Company and its legal counsel are unable to assess the chances of the class action.

-

A lawsuit and a motion to approve it as class action was filed on August 2, 2021, against G. Willi-Food and another 5 respondents to the District Court. The applicant claimed that the Company marketed several products with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered financial damages in amount of NIS 100 million and Non-financial damages in amount of NIS 384 million. A response to the request for approval was submitted and a pre-trial was set for July 3, 2022. At this early stage, the company and its legal counsel are unable to assess the chances of the class action.

-

A lawsuit and a motion to approve it as class action was filed on November 8, 2021, against the Company to the District Court. The applicant claimed that the Company marketed several products with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered damages in amount of NIS 57 million. A response to the request for approval was submitted and a pre-trial was set for May 26, 2022. At this early stage, the company and its legal counsel are unable to assess the chances of the class action.

-

A lawsuit and a motion to approve it as class action was filed on January 4, 2022, against the Company to the District Court. The applicant claimed that the Company marketed several products with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered damages in amount of NIS 8.3 million. At this early stage, the company and its legal counsel are unable to assess the chances of the class action.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 25 - Contingent liabilities and commitments (continued)

-

A lawsuit and a motion to approve it as class action was filed on February 15, 2022, against the Company to the District Court. The applicant claimed that the Company marketed product with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered damages in amount of NIS 2.7 million. At this early stage, the company and its legal counsel are unable to assess the chances of the class action.

Note 26 - Events during and after the reporting period

-

COVID 19 - In the first quarter of 2020, the corona virus began to spread around the world, an event declared by the World Health Organization as a global pandemic (the "crisis"). As part of dealing with the crisis, many countries around the world, including Israel, have imposed restrictions on various activities in the economy, including movement and gatherings restrictions. The crisis and the restrictions imposed and still pose challenges that were reflected in an unprecedented decline in business activity, both in terms of its intensity and in terms of the speed with which it occurred. In December 2020, the US Food and Drug Administration approved, for the first time, the use of the vaccine to prevent the corona pandemic. In mid-December, an extensive vaccination campaign began in Israel, and as of the date of the report, a significant proportion of the population has been immunized. The year 2021 was still marked by the corona crisis and steps to emerge from it taken by the world and Israeli economies - both in the medical aspect, which is reflected in vaccinations and disease reduction, and in the economic aspect, which is reflected, among other things, in opening the economy and helping victims of the crisis. Most of the restrictions in Israel have been removed, but the Israeli economy and the world economy are still in the process of recovery, with epidemiological developments and various waves of illness slowing down from time to time. The various guidelines and restrictions in Israel are updated from time to time, in accordance with changes in the level of morbidity and infection.

The Company purchases its goods from about 135 suppliers around the world, including the Far East, Europe, the United States, South America and Israel. The rate of exit from the crisis varies from country to country so that different restrictions on the production of products by some of the company's suppliers may apply, which may make it difficult for it to import goods in sufficient quantities from those suppliers. The company is also facing an increase in the prices of the raw materials it purchases, the unavailability of containers in the world and significant increases in sea freight costs, which, in the company's estimation, are due to the corona crisis in the world. The company works to the best of its ability to maintain the rate of receipt of goods on a regular basis in order to reduce the effects of the situation on sales to its customers. At this stage the company is unable to estimate when this situation will change due to the recurring waves of illness, so the current time is still characterized by uncertainty. This is a variable event whose scope and period of duration are not under the control of the Company and therefore it is unable to assess the full extent of the economic effects on its activity.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 26 - Events during and after the reporting period (continued)

-

In February 2022, a military confrontation began between Russia and Ukraine (the "confrontation"), which led, among other things, to the imposition of sanctions on Russia and various reactions in the capital markets in Israel and around the world. At this stage it is difficult to estimate all the effects of the conflict - global and local, in the short and long term. Russia is one of the three largest oil producers in the world and Europe's main source of gas, and as a result of this situation, oil prices have risen to over $ 100 per barrel. The Company anticipates that the conflict will not have a direct impact on it in the short future but is unable to assess the nature and extent of future impacts, in any event, on the environment in which it and its suppliers operate.

-

On January 22, 2020, the Company announced that Mr. Michael Luboschitz submitted notice of his resignation as CEO of the Company for personal reasons, effective as of March 2, 2020.

-

On January 27, 2020, the Company announced that its Board of Directors had approved the appointment of Mrs. Einat Peled Shapira as the Company’s new CEO, effective as of March 10, 2020. On March 2, 2021, Mrs. Einat Peled Shapira submitted notice of her resignation as CEO of the Company, effective as of April 1, 2021.

-

On May 12, 2021, the Company announced that its Board of Directors had approved the appointment of Mr. Erez Winner as the Company’s active CEO.

-

On June 15, 2020 the Company Ordinary Shares began trading for dual listing on the Tel-Aviv Stock Exchange. The Company's ordinary shares continues to be traded on the Nasdaq Capital Market.

-

On September 2020, the Company announced the completion of a private placement to classified institutional investors in Israel of 650,000 ordinary shares for NIS 66 per share and of stock option (not listed for trading) for the purchase of up to 650,000 ordinary shares of the Company exercisable for a period of twelve months from the allotment date at an exercise price of 73 NIS. On September 2021 the stock options expired.

-

On September 16, 2021, the Company’s Board of Directors announced a dividend distribution of NIS 60 million (NIS 4.33 per share).

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 26 - Events during and after the reporting period (continued)

-

On August 2021, the Company’s Board of Directors decided to exit the non-banking credit segment, after three years of activity, in light of the small number of transactions made and high managerial attention required. Thus, starting with the Company's consolidated financial statements for the third quarter of 2021, the Company has ceased to present the segment of providing the non-banking credit as a separate accounting segment.

Note 27 - Accounting policies

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
(NIS in thousands)
(Cont.)

Note 27 - Accounting policies (continued)

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
(NIS in thousands)
(Cont.)

Note 27 - Accounting policies (continued)

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
(NIS in thousands)
(Cont.)

Note 27 - Accounting policies (continued)

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
(NIS in thousands)
(Cont.)

Note 27 - Accounting policies (continued)

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

Impairment of non-financial assets

Impairment tests on goodwill and other intangible assets with indefinite useful economic lives are undertaken annually at the financial year end. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e., the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

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
(NIS in thousands)
(Cont.)

Note 27 - Accounting policies (continued)

Impairment charges are included in profit or loss, except to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.

Financial assets and liabilities

The Company classifies its financial assets and liabilities into one of the categories discussed below, the Company's accounting policy for each category is as follows:

Fair value through profit or loss-

Financial assets and liabilities at fair value through profit or loss are measured at fair value at the end of each reporting period They are carried in the statement of financial position at fair value with changes in fair value recognized in the consolidated statement of income in the finance income or expense line.

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