Form 20-F
period 2022-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2023-03-23
CIK 1030997

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from ____________ to ____________

Commission File No. 000-29256

G. WILLI-FOOD INTERNATIONAL LTD.

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

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

The registrant had 13,867,017 ordinary shares, NIS 0.10 nominal value per share, as of December 31, 2022.

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

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐       No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

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

Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. Dollars or NIS as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of NIS into U.S. Dollars have been made at the rate of NIS 3.519 = $1.00, the representative exchange rate on December 31, 2022.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company,” “Dividends,” “Operating and Financial Review and Prospects,” and “Quantitative and Qualitative Disclosures about Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, the risks set forth in "Item 3. Key Information – D. Risk Factors", including the following:

•	payment default by, or loss of, one or more of our principal clients; the loss of one or more of our key personnel;

•	termination of, or changes in, arrangements with our key customers;

•	market risks of our portfolio of marketable securities, such as changes affecting currency exchange rates;

•	termination of arrangements with our suppliers;

•	increasing levels of competition in Israel and other markets in which we do business;

•	increase or decrease in global purchase prices of food products;

•	our inability to accurately predict consumption of our products or changes in consumer preferences;

•	product liability claims and other litigation matters;

•	interruption to our storage facilities;

•	our insurance coverage may not be sufficient;

•	our operating results may be subject to variations from quarter to quarter;

•	our inability to successfully compete with nationally branded products;

•	our inability to successfully integrate our acquisitions;

•	our inability to protect our intellectual property rights;

•	significant concentration of our shares are held by one shareholder;

•	we are controlled by and have business relations with Willi-Food Investments Ltd. and its management;

•	the price of our ordinary shares may be volatile;

•	our inability to meet the Nasdaq Capital Market (“Nasdaq”) and the TASE listing requirements;

•	our inability to maintain an effective system of internal controls;

•	cyber-attacks on the Company's information systems;

•	changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;

•	economic conditions in Israel;

•	changes in political, economic and military conditions in Israel, including, in particular, economic conditions in the Company’s core markets;

•	our international operations may be adversely affected by risks associated with international business; and

•	the COVID-19 pandemic.

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

Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivable. Despite our large number of clients (approximately 1,500 customers, 3,000 selling points in Israel and abroad), a major part of our sales is made to a limited number of customers. Our largest customer which owns, among other things, supermarkets which accounted for approximately NIS 65 million (which represents 13.3%) of our sales revenue during 2022. We generally do not require collateral from our big supermarket chain customers, although we do require collateral from most of our remaining clients in Israel to ensure security in collecting payments that are due to us. In addition, we buy credit insurance for many of our customers. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all reasonably anticipated losses in respect of trade receivable. There can be no assurance that this allowance will be adequate. In the event that any of our major clients default on their payment obligations to us, we will not possess sufficient security to collect the entire debt.

We cannot assure that our principal clients or any other client will continue to buy our products in the same volumes, on the same terms or at all.

We do not have long term purchase contracts with our clients, including our major clients, and our sales arrangements do not have minimum purchase requirements. We cannot assure that our major clients will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Losing one or more of them may adversely affect our business results. In addition, we cannot assure that we will be able to attract new customers. Our failure to do so may significantly reduce our sales.

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

The cost of food commodities and other food products is cyclical and subject to other market factors and may fluctuate significantly. As a result, our cost in securing these products is subject to substantial increases over which we have no control. In addition, fuel costs, which represent the most significant factor affecting both utility costs at our facilities and our transportation costs, are subject to wide fluctuations. Although we are making best efforts, we cannot assure that we will be able to pass on to customers any increased costs associated with the procurement of these products. Moreover, there has been, and there may be in the future, a time lag between the occurrence of such increased costs and the transfer of such increases to customers. To the extent that increases in the prices of our products cannot be passed on to customers or there is a delay in doing so, we are likely to experience an increase in our costs which may materially reduce our margin of profitability.

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

We purchase most of our inventory from countries outside the State of Israel. This inventory is transported through shipping companies and other forwarders until the inventory arrives to the various port in the State of Israel.  We are dependent on shipping companies and other forwarders, and we are exposed to changes in inventory transportation prices and the ability of the shipping companies and forwarders to move the volume of inventory required by our business in a timely manner. As of December 31, 2022, and until the approval of the Annual Report, most of the restrictions imposed due to the COVID-19 pandemic which affected ports worldwide have been lifted, except in several ports in China. Therefore, we do not experience any material delays in importing inventory that are caused by the COVID-19 effects. Lifting the restrictions due to the COVID-19 outbreak in Israel and worldwide resulted in a decrease in sea freight costs from most ports worldwide, after a long period of material increase in sea freight costs.

COVID-19 may also materially affect our business, revenues, results of operations and financial condition in other ways. The extent of the impact of the disruptions to our business, including our manufacturing capabilities and commercial sales, as a result of any additional outbreak, will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Any resurgence of the continuation of the COVID-19 pandemic, or any other pandemic, could materially disrupt our business and operations, hamper our ability to raise additional funds or sell our securities, slow down the overall economy, curtail consumer spending and make it hard to adequately staff our operations. Due to the fact that the current times still holds uncertainty regarding COVID-19, from time to time, we analyze any possible effects of COVID-19 on our business activity, and as required, we take the necessary precautions.

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

In particular, we depend on the management services provided to us by Mr. Zwi Williger and Mr. Joseph Williger, as a director and Chairman of the Board and as a director and chief executive officer, respectively through management companies that they control. See Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders". We do not have any key-man life insurance policy on either Mr. Zwi Williger or Mr. Joseph Williger. The loss of either or both of Mr. Zwi Williger and/or Mr. Joseph Williger could adversely impact our business, financial condition and results of operations.

If we are unable to protect our intellectual property rights, our competitive position could be compromised.

We market certain products under the trademarks “Willi-Food”, "Euro European Dairies", "Donna Rozza", "Manchow", “Gold Frost”, "Tifeeret", "The Chef Dish", "Art Coffe", "Mr Chang", "Muchi", "Euro Butter", "Euro Spread", "Euro Cheese", Euro Cream", "Euro Dessert", "Euro Veg", "Ha-Bulgaria ", "Gelato", "Pinukim", "Emma", "Better Food", "Kidoos" and "TenBo". Although we have registered trademarks for these brands, we cannot assure that the degree of protection from this registration will be sufficient to protect our rights in these trademarks.

One shareholder owns a majority of our shares.

As of March, 22, 2023, Willi-Food Investments Ltd., an entity controlled by Messrs. Zwi Williger and Joseph Williger, owned approximately 59.14% of our outstanding shares. Our Articles of Association do not provide for cumulative voting rights with respect to the election of directors and every resolution in a general meeting of shareholders is deemed duly passed if passed by a simple majority of the shareholders present and voting unless another majority is required by the Israeli Companies Law (the “Companies Law”) or by our Articles of Association. Therefore, our controlling shareholders are able to control the outcome of matters requiring shareholder approval that do not require a special majority.

We have business relations with Willi-Food and its management.

Willi-Food, our controlling shareholder, is a holding company whose main asset is the ordinary shares it owns in our company. Willi-Food currently does not directly conduct any material business, excluding investments in securities portfolio.

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

We previously failed to comply with Nasdaq’s requirement to hold an annual meeting of Shareholders no later than one year after the end of the Company's fiscal year-end and although we regained compliance within the grace period, we may fail to comply with Nasdaq’s, we may fail to comply with the requirement to hold an annual meeting timely or any other listing requirements, and our shares may be delisted if we are unable to regain compliance with Nasdaq rules within the applicable grace periods

On January 4, 2023, we received a notification letter (the “Notification Letter”) from The Nasdaq Capital Market advising us that we have not yet held an annual meeting of shareholders within twelve months of the end of our fiscal year ended December 21, 2021 as required for continued listing under Nasdaq Listing Rule 5620(a) (the “Annual Meeting Rule”). We were provided 180 calendar days to regain compliance with the Annual Meeting Rule. On February 7, 2023, we were informed by Nasdaq that we regained compliance with the requirement to hold an annual general meeting timely under the Annual Meeting Rule after we informed Nasdaq of our plan to regain compliance and holding a general shareholder meeting on March 14, 2023

However, we may in the future fail to comply with Nasdaq Listing Rule 5620(a) to hold an annual meeting of Shareholders no later than one year after the end of the Company's fiscal year-end again or any other listing requirements under the Nasdaq Capital Market regulations and listing requirements such as to minimum share price, minimum net income, minimum number of shareholders and public float and other requirements. In addition, under Nasdaq’s Listing Rules, any company whose shares have a closing bid price less than $1.00 for 30 consecutive business days may be subject to a delisting proceeding by Nasdaq.

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

The Company participates in tenders for the importation into Israel of certain food products on a duty-free basis which are published from time to time by the Ministry of Finance. Our competitors also participate in these tenders and may offer better bids than those of the Company, thereby resulting in the Company losing the competitive processes to acquire the quotas. The winners of these tax-exempt import quotas commit to selling preset quantities of the products at a relatively low price to the final consumer. Violation of the terms of the tenders may cause forfeiture of bank guarantees granted against compliance with the tender terms, and non-issuance of tax-exempt import quotas in the competitive proceeding for up to five years. Our inability to win such tenders or any Company violation of the terms of the tenders could negatively impact our business and harm our financial condition.

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

We are incorporated under the laws of the State of Israel, our principal offices are located in central Israel and all of our officers, employees and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel have a direct influence on us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect our operations. During 2012, 2014, 2021 and 2022, Israel was engaged in armed conflicts with Hamas, a militia group and political party operating In the Gaza Strip. This conflict involved missile strikes by Hamas against civilian targets in various parts of Israel and negatively affected business conditions in Israel. Ongoing or revived hostilities related to Israel may have a material adverse effect on our business and on our share price. The political uncertainty in surrounding countries, including Syria, is affecting the political stability of that country. This instability may lead to deterioration of the political relationships that exist between Israel and neighboring countries and has raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran is believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular.

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

We purchase food products from over 150 suppliers located in Israel and around the world, including the Far East (China, India, the Philippines and Thailand and more), Eastern Europe (Poland, Lithuania and Latvia and more), South America (Ecuador), the United States, Canada, Western and Central Europe (the Netherlands, Belgium, Monaco, Germany, Sweden, Switzerland, Denmark, and France) and Southern Europe (Spain, Portugal, Italy, Turkey and Greece) and more. Therefore, we are subject to certain risks that are inherent in an international business. These include the adverse effects on our operations from:

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

Pandemics, such as COVID-19 may adversely affect our business, revenues, results of operations and financial condition.

In the first quarter of 2020, the corona virus began to spread around the world, an event declared by the World Health Organization as a global pandemic. (the ”crisis”).  Most of the restrictions implemented in Israel to deal with the crisis have been removed, but the Israeli economy and the world economy are still in the process of recovery, with epidemiological developments and various waves of illness slowing down from time to time.

The Company purchases its goods from about 150 suppliers around the world, including the Far East, Europe, the United States, South America and Israel. The rate of exit from the crisis varies from country to country so that different restrictions on the production of products by some of the company’s suppliers may apply, which may make it difficult for it to import goods in sufficient quantities from those suppliers. The company is also facing an increase in the prices of the raw materials it purchases, the unavailability of containers in the world and significant increases in sea freight costs, which, in the company’s estimation, are due to the corona crisis in the world. The company works to the best of its ability to maintain the rate of receipt of goods on a regular basis in order to reduce the effects of the situation on sales to its customers. At this stage the company is unable to estimate when this situation will change due to the recurring waves of illness, so the current time is still characterized by uncertainty. This is a variable event whose scope and period of duration are not under the control of the Company and therefore it is unable to assess the full extent of the economic effects on its activity.

The ongoing Russia-Ukraine war or any other war may adversely affect our business, revenues, results of operations and financial condition.

On February 2022, a military conflict began between Russia and Ukraine ("the conflict in Ukraine"), which as of the date of this report is still ongoing. According to the Bank of Israel's updated macro division forecast1, the energy crisis in Europe and the ongoing war in Ukraine, together with the high inflation and monetary tightening and slowdown in China, contributed, among other things, to a moderation in economic activity in the world in 2022 and will continue to do so in 2023, due to a significant increase in energy and commodity prices, as well as to disruptions in supply chains. At the time of the report, a trend of moderation in price increases in the world has begun, but it is not possible to estimate what the consequences of the ongoing conflict in Ukraine will be, if any, on the markets and economic activity in Israel and the world.

1See the Bank of Israel website, "The Monetary Policy Report for the Second Half of the Year 2022", which was published on January 18, 2023 https://www.boi.org.il/publications

The company is not aware of any effects of the conflict in Ukraine on it and its results beyond the above. At the same time, the company's management follows the developments, and will take actions as necessary.

It is emphasized and clarified that as of the date of approval of the report, this is still an 'unfolding' event, characterized by a certain degree of uncertainty. Therefore, the company's estimates regarding the possible consequences of the conflict in Ukraine constitute forward-looking information, as defined in the Securities Law, 5578-1968. These estimates may not be realized or may be realized in a different way from the company's estimates, and this, among other things, due to circumstances, is beyond the company's control. The company continuously monitors the developments and examines the consequences for its activities.

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

CAPITAL EXPENDITURES

Our capital expenditures were $3.8 million, $2.0 million and $0.9 million for the three years ended December 31, 2022, 2021 and 2020, respectively. For more information, see "Item 4. Information on the Company – D. Property, Plants and Equipment".

B.        BUSINESS OVERVIEW

Overview

The Company is an Israeli-based company specializing in high-quality, great-tasting kosher food products. The Company is engaged, directly and through subsidiaries, in the design, import, marketing and distribution of a wide variety of over 650 food products world-wide. In the year ended December 31, 2022, substantially all of our revenue was generated in Israel, with less than 1% of our revenue resulting from exports outside Israel.

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

As of March, 22, 2023, the Company’s principal shareholder, Willi-Food, held approximately 59.14% of our ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”. Willi-Food’s securities are traded on the Tel Aviv Stock Exchange.

 Business Strategy

The Company’s principal business strategy is:

•
to promote the “Willi-Food” brand name and other brand names used by the Company (such as " Euro European Dairies") and to increase market penetration of products through marketing efforts and advertising campaigns;

•	to expand our current food product lines and diversify into additional product lines, as well as to respond to market demand;

•	to increase our refrigerated and frozen storage space by expanding our refrigerated and frozen logistic center;

•	to enter new fields of activity/operating segments;

•	to expand the Company's activity in the international food markets; and

•	utilizing management’s expertise in identifying market demand and preferences, as well as its supplier sourcing abilities to:

•	continue to locate, develop and distribute additional food products, some of which may be new to Israeli consumers;

•
penetrate new food segments within Israel through the establishment of food manufacturing factories or the establishment of business relationships and cooperation with existing Israeli food manufacturers;

•	increase its inventory levels from time to time both to achieve economies of scale on its purchases from suppliers and to more fully meet its customers’ demands;

•
further expand into international food markets, mainly in the U.S. and Europe, by purchasing food distribution companies, increasing cooperation with local existing distributors and/or exporting products directly to customers; and

•	penetrate new markets in other countries through the establishment of business relationships and cooperation with representatives in such markets, subject to a positive political climate.

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

Product Information

The products that generated the largest sales volume for the year ended December 31, 2022 were dairy and dairy substitute products (37.8% of sales), canned vegetables (14.1% of sales), cereals, rice and pastas products (12.3% of sales) and fish products (12.5% of sales).

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

Suppliers

We purchase food products from over 150 suppliers all over the world.

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

In 2022, we purchased several products from two suppliers, each of which accounted for more than 10% of our total purchases in 2022.

The average volume of our credit balance with our suppliers in 2022 was NIS 23 million (US$ 6.5 million) consisting of 26 days of supplier's credit on average.

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

A number of provisions the Israeli "Promoting Competition in the Food Industry" law (the "Food Law") apply to the Company, including a prohibition on any interference on the part of a supplier in a retailer’s determination of the consumer price that such retailer will collect on another suppliers’ merchandise, or the terms of such sale; a prohibition on retailers interfering in any way with a supplier’s determination regarding what products to sell other retailers and what prices to charge for those products, or the terms of such sale; a ban on suppliers transferring payments (in cash or cash equivalents) to a large retailer, other than by lowering the price per unit of a product, subject to certain exceptions; a prohibition on interfering in any way in the price per product collected by a retailer for that supplier’s products, the allocation of any share of sales space for that supplier’s products, the purchase of products provided by that supplier on any scale in proportion to the retailer’s purchase of the product from alternative suppliers; and a prohibition on interfering in the purchase or sale of products provided to a retailer by another supplier, including quantities and purchase targets, sales space allocated to another supplier in stores and other commercial terms. In 2022, the Company had one retail customer, that is considered a large retailer according to the Food Law. The Company’s sales to this customer exceeded 10% of its income in 2022. As a result, the Company's interaction with this customer is required to meet certain principles for engagement, including those impacting commercial agreements, logistics and monetary collection.

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

The Company's sales by customer group for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Percentage of Total Sales Year Ended December 31
Customer Group	2022	2021	2020
Large retail supermarket chains	54%	50%	53%
Other customers	46%	50%	47%
	100%	100%	100%

The table below shows the Company's revenues from major groups of products that contributed 10% or more to the Company's total revenues in the years 2020 to 2022:

	Year ended December 31,
	2022	2021	2020	2022
	NIS	NIS	NIS	US Dollars
Canned Vegetables and Pickles	70,398	59,844	67,275	19,999
Dairy and Dairy Substitute Products	188,738	196,589	188,675	53,619
Canned Fish	62,270	56,064	53,547	17,690
Cereals, rice and pastas	61,350	62,712	63,514	17,429
Non-banking credit	-	276	719	-
Oils	44,241	23,025	16,216	12,568
Other	71,328	55,703	64,148	20,265
	70,398	59,844	67,275	19,999

The average aggregate receivable balance of the Company's customers with the Company in 2022 was NIS 149.4 million (USD 42.4 million) and the average time period within which our trade receivable was paid was 93 days.

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

With imported products, the Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 70 days. Occasionally, the Company may take advantage of low-priced merchandise and purchase larger amounts than usual of a product with long shelf life. In those cases, the inventory may be sufficient to meet market requirements for more than 70 days. Products ordered by customers in full container loads are generally forwarded directly to the customers’ facilities without being stored in the Company’s facilities. The Company does not regularly maintain a significant backlog of orders from customers; orders received by customers are generally filled within one week. The Company’s inventory as of December 31, 2022 amounted to NIS 71.9 million (USD 20.4 million) compared with NIS 59.5 million (USD 19.1 million) as of December 31, 2021.

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

On February 26, 2020, a temporary order was issued by the Ministry of the Economy whereby the butter market will be opened for tax-exempt importation through December 31, 2020. On December 17, 2020 the Ministry of the Economy extended the order until December 31, 2021. On December 31, 2021 the Ministry of the Economy deleted the import tax on butter.

During December 2021, the Minister of Finance signed a free import order for yogurts, dairy delicacies and cheeses, up to 5% tax-exempt to Israel until December 31, 2022.

During September 2022, the Minister of Finance signed an order to cancel the customs duty on the import of food products. The plan includes, among other things, the cancellation of the customs duty on oils, canned fish, sauces, dried fruits, pastries, jams and snacks.

During January 2023, the Minister of Finance signed an order to cancel the customs duty on a variety of cheese products. As part of the decree, an exemption applies, among other things, to the import of soft cheeses with a fat percentage exceeding 5%, an exemption to the import of fresh soft mozzarella cheese, an exemption to the import of haloumi cheese, and more.

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

In addition to the current logistics center, the Company makes use of so-called "free" warehouse services, mainly in the area of the Ashdod seaport. For such services, the Company is charged only for storage per container or pallet (i.e., there is no charge for rental when containers or pallets are not stored there). The Company's expenses for usage of free warehouses services were NIS 4,489 thousand (USD 1,275 thousand) for the year ended December 31, 2022 and NIS 3,703 thousand (USD 1,191 thousand) for the year ended December 31, 2021.

As of December 31, 2022, the Company owned 10 refrigeration trucks (each with a capacity of 12 tons), twelve refrigeration trucks (each with a capacity of 15 to 26 tons), three combined trucks (each with capacity of 26 tons) and four private cars. As of December 31, 2022, the depreciated total cost of such vehicles amounted to approximately NIS 919 thousand (USD 261 thousand).

During 2021, the Company began obtaining the approvals and permits required for the expansion of its own logistics center located in the Yavne industrial zone. On march 2023, the company received the building permit. The estimated start date of development work in the field is in the second half of year 2023, the estimated duration of work is approximately 20 months and the start date of the new logistics center activity is expected to be end of 2024. Once completed, the logistics center expansion will provide the Company with additional storage of approximately 12,000 cooled / frozen surfaces compared to 8,500 dry / cooled / frozen surfaces currently available to the Company. The estimated cost of the entire project is approximately NIS 115 million (NIS 0.5 million invested during 2021 and NIS 9.4 million invested during 2022). Schedule and costs estimates may vary as a result of events beyond the Company's control and changes in commercial terms.

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

The Company is engaged mainly in the sale of food products in the Israeli market. Revenue from sale of goods is recognized when control of the goods has transferred to the buyer, generally being when the goods arrived to the buyer’s specific location. Upon receipt of the goods, the buyer has full discretion over the distribution channels and price to sell the goods; the buyer has principal responsibility upon sale of the goods and it bears the risks of obsolescence and/or loss of the goods. After delivery of the goods, the Company recognizes receivables in respect of the sale since as of that point in time the consideration is unconditional. In most cases, the Company enables specific customers to return products which they have not sold, despite that there is no agreement between the Company and its customers regarding such returns and the Company does not have a formal policy regarding such returns. Accordingly, the Company recognizes a provision for return of goods against a decrease in revenues and a corresponding inventory asset against the right to return the goods. The amount of the asset is determined based on the lower of cost and net realizable value. Past experience is used by the Company to estimate the number of returns. Based on past experience, the Company estimates, with a high level of probability that no significant portion of revenue recognized in respect of sale of goods will be reversed.

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

A.        RESULTS OF OPERATIONS

The following table sets forth for the periods indicated the correlation (in percentages) between items from the Company’s statements of operations to its total sales for such periods:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenues	498,325	454,213
Cost of Sales	355,228	315,920
Gross Profit	143,097	138,293
Selling Expenses	74,106	65,869
General and Administrative Expenses	24,117	23,299
Other Income	(222)	(230)
Operating profit	45,096	49,355
Financial Income, Net	8,878	8,465
Profit before taxes on income	53,974	57,820
Taxes on income	(12,410)	(12,719)
Net Income	41,564	45,101

Year Ended December 31, 2022 compared with Year Ended December 31, 2021

Revenues for fiscal year 2022 increased by 9.7% to NIS 498.3 million (USD 141.6 million) from NIS 454.2 million (USD 129.0 million) recorded in fiscal year 2021. Sales increased mainly due to (i) increasing the range of the Company's products. (ii) proper inventory management. (iii) improving presence of the Company’s line of products in stores and (iv) advertising and promotional campaigns.

Cost of sales for fiscal year 2022 increased by 12.3% to NIS 355.2 million (USD 100.9 million), or 71.2% of revenues, from NIS 315.9 million (USD 89.7 million), or 69.6% of revenues, recorded in fiscal year 2021. The increase in cost of sales was primary due to increased costs of the Company’s imported products and due to significant increases in shipping costs.

Gross profit for fiscal year 2022 increased by 3.4% to NIS 143.1 million (USD 40.7 million), or 28.7% of revenues, from NIS 138.3 million (USD 39.3 million), or 30.4% of revenues, recorded in fiscal year 2021. The increase in gross profit was mainly due to increased sales that overcome the increased costs of the Company’s imported products.

Selling expenses for fiscal year 2022 increased by 12.5% to NIS 74.1 million (USD 21.0 million), or 14.9% of revenues, from NIS 65.9 million (USD 18.7 million) or 14.5% of revenues, recorded in fiscal year 2021. The increase in selling expenses was mainly due to a growth in advertising and sales promotion.

General and administrative expenses for fiscal year 2022 increased by 3.5% to NIS 24.1 million (USD 6.8 million), or 4.8% of revenues, from NIS 23.3 million (USD 6.6 million), or 5.1% of revenues, recorded in fiscal year 2021. The increase in General and administrative expenses was primarily due to an increase in management compensation as a result of grants made under the Company's option plan.

Operating profit for fiscal year 2022 decreased by NIS 4.3 million (USD 1.2 million), to NIS 45.1 million (USD 12.9 million), or 9.0% of revenues, from NIS 49.4 million (USD 14.0 million), or 10.9% of revenues, recorded in fiscal year 2021. The decrease in operating profit was primarily due to an increase in selling expenses.

   Financial income, net, for fiscal year 2022 amounted to NIS 8.9 million (USD 2.5 million), compared to NIS 8.5 million (USD 2.4 million) recorded in fiscal year 2021. Financial income, net for fiscal year 2022 comprised mainly of income from interest and dividend income from the Company’s portfolio of securities in an amount of NIS 9.0 million (USD 2.6 million) and exchange rate differences in an amount of NIS 4.4 million (USD 1.3 million), offset by expenses from revaluation of the Company’s portfolio of securities to fair value in an amount of NIS 3.8 million (USD 1.1 million) and other finance expenses in an amount of NIS 0.7 million (USD 0.3 million).

Profit before taxes on income for fiscal year 2022 decreased by NIS 3.8 million (USD 1.1 million), to NIS 54.0 million (USD 15.3 million) from NIS 57.8 million (USD 16.4 million) recorded in fiscal year 2021. The decrease in profit before taxes on income was due to an increase in selling expenses.

Taxes on Income for fiscal year 2022 decreased by 2% to NIS 12.4 million (USD 3.5 million) from NIS 12.7 million (USD 3.6 million) recorded in fiscal year 2021. The decrease in taxes on income in fiscal year 2022 compared to fiscal year 2021 was mainly due to decrease in profit before taxes. For more information see Note 10 (Taxes on income) of our financial statements for the year ended December 31, 2022 included in this report.

Net profit for the year for fiscal year 2022 was decreased by 7.8% to NIS 41,564 thousand (USD 11,808 thousand), or NIS 3.00 (USD 0.86) per share from NIS 45,101 thousand (USD 12,813) or NIS 3.25 (USD 0.92) per share recorded in fiscal year 2021.

Year Ended December 31, 2021 compared with Year Ended December 31, 2020

This analysis can be found in Item 5 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

B.        LIQUIDITY AND CAPITAL RESOURCES.

The Company’s operations are funded mainly through its own equity and cash flows from its operating activities. In addition, the Company has unutilized bank credit lines.

As of December 31, 2022, cash and cash equivalents were NIS 150.6 million (USD 42.8 million), compared to NIS 195.7 million (USD 55.6 million) as of December 31, 2021.

As of December 31, 2022, financial assets at fair value through profit or loss were 116.8 million (USD 33.2 million), compared to NIS 154.1 million (USD 43.8 million) as of December 31, 2021.

           Net cash provided by operating activities

During the fiscal years ended December 31, 2022 and 2021, net cash from operating activities was approximately NIS 14.1 million (USD 4.0 million) and 45.5 million (USD 12.9 million), respectively. The change was primarily a lower profit from the company, net of non-cash items, losses on marketable securities, increase in trade receivables and other receivables, increased trade and other payables and increase in depreciation and amortization.

Net cash from investing activities

During the fiscal year ended December 31, 2022 net cash provided from investing activities was approximately NIS 8.3 million (USD 2.4 million) compared to net cash provided by investing activities NIS 15.4 million (USD 4.4 million) in fiscal year ended December 31, 2021. The Company’s investing activities consist primarily of proceeds from sales of marketable securities, net and acquisition of property plant and equipment mainly from investing in the new logistic center

Net cash used in financing activities

During the fiscal years ended December 31, 2022 net cash used to finance activities was approximately NIS 57.1 million (USD 16.2 million) compared to net cash used to financing activities of approximately NIS 62.1 million (USD 17.7 million) in fiscal year ended December 31, 2021. Financing activities in 2022 was primarily due of dividend distribution.

Cash requirements

The Company’s cash requirements, net, during the years ended December 31, 2022 and 2021 were met primarily through its working capital. As of December 31, 2022, the Company had working capital of NIS 470.6 million (USD 133.7 million) compared to working capital of NIS 503.9 million (USD 143.1 million) as of December 31, 2021. The Company believes that its working capital is sufficient for its present requirements.

Trade receivables

The Company’s trade receivable balance as of December 31, 2022 and 2021 was NIS 165.8 million (USD 47.1 million) and NIS 134.0 million (USD 38.1 million), respectively. The average time period within which our trade receivable was paid was 93 days in 2022 compared to 92 days in 2021.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The exchange rate of the U.S. Dollar was NIS 3.52 on December 31, 2022 compared to NIS 3.11on December 31, 2021.

The annual rates of inflation in Israel during the year ended December 31, 2022 was 5.3% while during such period the revaluation of the NIS against the U.S. Dollar was approximately 13.2%.

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

Guarantees and Pledges

Other than letters of credit granted by the Company to some of its suppliers, the Company has no obligation or use credit lines to the banks or to other party. The outstanding amount of such letters of credit as of December 31, 2021 was approximately NIS 3.1 million (USD 0.9 million).

The Company provides bank guarantees which most of it for the purpose of securing its obligations to sell products at a subsidized price to the end consumer as part of the procedure for obtaining import quotas from the Ministry of Economy for various products, mainly cheeses. The total bank guarantee that the Company provided as of December 31. 2022 was NIS 10.2 million.

C.        RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Not applicable

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

In addition, various macro-economic factors impact the food industry, including the macro-economic environment in Israel, which includes the following:

Local activity – Israel has scaled back various COVID related restrictions and is expected to continue to do so. According to the Bank of Israel, GDP is expected to grow at the rate of 2.8% and 3.5% in the years 2023 and 2024, respectively. This growth is expected to be driven by accelerated private consumption, continued investment in assets and the continuation of extensive export activity. At the same time, the rate of inflation continued to rise.

Labor market activity – There was a decline in the unemployment rate from 7%% at the end of 2021 to 4.3% at the end of 2022.

Inflation environment - The annual inflation rate in Israel in 2022 was 5.3%. However, the rate of inflation in Israel is lower than its rate in most developed countries. Inflation expectations for longer terms (over two years) continue to be anchored in the target area. The company's activity is exposed to risks arising from changes in the inflation rate. As of the date of this report, the company has not entered into agreements and/or index-linked loans in 2022.

Fiscal policy - In 2022 there was a surplus in government activity at a rate of 0.6% of GDP. This is due to the continued significant increase in tax collection and a decrease in government spending

Monetary policy – In 2022, monetary restraint was carried out by raising the interest rate. As part of four interest decisions made in the second half of 2022, the committee decided to raise the interest rate to 3.25% at the end of 2022. In the beginning of the year of 2023 the interest rate increased to 4.75%.

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

E.        CRITICAL ACCOUNTING ESTIMATES AND INDICATE

N/A as the Company prepared its financial statements under IFRS

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        DIRECTORS AND SENIOR MANAGEMENT

The directors, executive officers and key employees of the Company as of the date of this Annual Report are as follows:

Name	Age	Position with the Company
Joseph Williger	66	Director, and Chief Executive Officer
Zwi Williger	68	Director, Chairman of the Board
Victor Bar (1) (2)	58	Director
Erez Winner	54	Senior Officer (business development logistic operation and building)
Yitschak Barabi	38	Chief Financial Officer
Ran Asulin	39	Chief Trade and Selling Officer
Lior Laser	48	Deputy Chief Executive Officer
Einav Bar (1) (2)	51	External Director
Idan Ben-Shitrit (1) (2)	48	External Director

(1) (2)	Member of the Audit Committee Member of the Compensation Committee

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

The business experience of each of the Directors, executive officers and key employees of the Company is set forth below:

Joseph Williger has served as the Company's Chief Executive Officer since March 2023, as a director of the Company and as a director of Willi-Food the controlling shareholder of the Company since June 2017. From January 1994 until September 2011, he served as the Chief Executive Officer of the Company and from September 2011(when he ceased serving as Chief Executive Officer of the Company) until January 2016 he served as President of the Company. Mr. Williger has also served as a director of the Company from January 1994 until January 2016 and the chairman of the company's subsidiaries, WFD and Gold Frost, from 1996 and 2001, respectively, until January 2016. Mr. Williger attended Business Administration studies in California State University, Northridge, Los Angeles and attended Business Administration studies in Bar Ilan University, Ramat-Gan, Israel.

Zwi Williger has served as the active Chairman of the board of the and as a chairman of the board of Willi-Food, the controlling shareholder of the Company, since August 2017 and June 2017, respectively. In addition, From January 1994 until January 2016 he served as an active Chairman of the board of the Company and a director and a CEO of Willi-Food. Prior to that and from inception of the Company in 1994 until 1997, he served as a director and Manager of Marketing Development of the Company. In addition, Mr. Williger served as Chief Operating Officer of the Company from 1997 until 2011. Mr. Williger attended Fresno University in California.

Erez Winner has served as Senior Officer (business development logistic operation and building) from January 2023. Prior to his appointment Mr. Winner served as the Acting Chief Executive Officer of the Company and then Chief Executive Officer of the Company from March 2021 until January 2023. Prior to his appointment as Acting CEO, Mr. Winner served as the Company Operations Manager from February 2020. Before joining the Company, Mr. Winner served as CEO of Jerusalem Wineries Mr. Winner holds a Bachelor’s degree in Political Science and in Middle East Studies from the Hebrew University of Jerusalem and a Master’s degree in Political Science from the University of Haifa. In addition, Mr. Winner is a graduate of the National Security College, the Inter-Armed College of Command and Staff, the Board Members’ Course of the Israeli Center for Management and the Financial Management course for executives of the Tel Aviv University. Mr. Winner has previously held a number of command positions in the IDF, including Assistant Chief of Staff, and as an independent consultant in the fields of security, society and education, as a partner in start-ups in the security and commercial fields and is a volunteer in the "Connect" organization. Mr. Winner continues to provide his services to the company in the field of business development, logistic operation and leading the establishment of the company's new logistic center.

Yitschak Barabi has served as Chief Financial Officer of the Company and Willi-Food since September 2019. Prior to his appointment as CFO, Mr. Barabi served as the Company’s Controller and Deputy CFO since October 15, 2017. Mr. Barabi is certified public accountant (Israel) and holds a BA (Accounting & Economic) from the Hebrew University.

Ran Asulin has served as Chief Trade and Selling Officer of the Company and Willi-Food since September 2019. Prior to his appointment as CSO, Mr. Asulin served as the Company’s other senior positions since December 2010. Mr. Asulin is holding a BA in Business Administration from the college Law and Business in Ramat Gan.

Lior Laser has served as the Deputy Chief Executive Officer of the Company since January 2023. Prior to his appointment as Deputy Chief Executive Officer of the Company since September 2010., Mr. Laser served as Chief Trade and Selling Officer at "Baladi" a company that specializing in the import and marketing of meat products. Mr. Laser is holding a BA in Business Administration from the College of Management Academic in Tel Aviv.

Einav Brar has served as external director of the Company since August 2018. Since 2015, Ms. Brar has served as owner and CEO of TLV Medical Center, and from 1994 until 2015, she served as founder and former CEO of DPL - Disposable Hygienic Products LTD. Ms. Brar earned a bachelor's degree in Business Administration from Ruppin Academic Center in Emek Hefer, Israel.

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

B.        COMPENSATION

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2022. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with management fees, salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2022, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exemption in accordance with applicable law and our articles of association.

Name and Principal Position	Salary (1)	Management Fees (2)	Bonus (3)	Options (4)	Total
	NIS thousands
Zwi Williger (4) Chairman of the Board	311	1,200	2,065	-	3,576
Joseph Williger (4) CEO and Former Co-Chairman of the Board	244	1,200	2,065	-	3,509
Yitschak Barabi Chief Financial Officer	669	-	125	161	955
Ran Asulin Chief Trade and Selling Officer	642	-	135	161	938
Erez Winner Senior officer (business development logistic operation and building) and Former CEO	648	-	273	-	921

(1)	Includes car and mobile phone benefits.

(2)	Includes tax gross-up payments.

(3)
Represents annual bonuses granted to the Covered Executive based on formulas set forth in the Company's compensation policy approved by shareholders in June 2021 (the "Amended Compensation Policy") and the agreements with each of the Covered Executives which was replaced by the Company's current compensation policy in March 2023.

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

On March 14, 2023, the Company's shareholders approved new terms of service for each of Mr. Zwi Williger and Mr. Joseph Williger, commencing as of January 1, 2023 as follows:

(a)          Monthly service fees of NIS 108,300 (USD 31.2 thousand) (excluding VAT).

(b)          Profit Related Bonus - an annual bonus determined according to measurable quantitative criteria:

-          Payment of the Measurable Bonus will be subject to achieving an average of the minimum operating profit of the Company before bonuses during the last three (3) years (i.e., the year in which the bonus is granted and the previous two (2) years)  (the “Bonuses” and "Average Operating Profit Before Bonuses", respectively) of at least NIS 40 million (USD 11.5 million) (the “Minimum Average Operating Profit before Bonuses”).

-          Subject to the Company's Aachieving or exceeding the Minimum Average Operating Profit before Bonuses, the Chairman/ CEO shall be entitled to receive a bonus in the following manneras follows: (i) a Bonus of 2.5% of the Average Operating Profit Before Bonuses for the amount exceeding above NIS 10 million (USD 2.9 million) and up to and including NIS 15 million (USD 4.3 million); (ii) a Bonus of 3% of the Average Operating Profit Before Bonuses for the amount exceeding above NIS 15 million and up to and including NIS 25 million (USD 7.2 million); (iii) a Bonus of 4.15% of Average Operating Profit Before Bonuses for the amount exceeding NIS 25 million and up to and including NIS 40 million (USD 11.5 million); (iv)  a Bonus of 5% of the Average Operating Profit Before Bonuses for the amount exceeding above NIS 40 million and up to and including NIS 55 million (USD 15.8 million); and (v) a Bonus of 5.5% of the Average Operating Profit Before Bonuses for any amount exceeding above NIS 55 million.

-          The maximum annual Bonus to be paid to the Chairman / CEO will not exceed an amount of NIS 2.4 million (USD 690.8 thousand).

(c)          The Company will provide the Chairman/ CEO with use of a vehicle, the value of which shall not exceed NIS 400,000 (USD 115.1 thousand). The Company shall allow the Chairman/ CEO to use a vehicle exceeding the value of NIS 400,000, upon the Chairman's/ CEO 's request provided that the Chairman/ CEO will reimburse the Company with any amount exceeding NIS 400,000. The Company will cover all the operating expenses of the Company car (excluding fines), including grossing up the related tax. The Company estimates the annual amount of the Company car benefits in the total amount of NIS 300,000.

(d)          Benefits in general, including the social benefits of the Chairman/ CEO and income tax payments, national insurance payments and other payments due to employees in respect of their employment, are to be paid for at the sole expense of the Chairman and CEO 's Management Company. The Chairman and CEO 's Management Company has undertaken to indemnify the Company with respect to any claims against the Company with respect to employer/employee relations.

(e)          The Chairman/ CEO will be included in the D&O insurance policy available to the Company and its subsidiaries under the same terms as other officers of the Company, and he will be entitled to an exemption and indemnification letter, which is identical to the form of exemption and indemnification that was approved by the General Meeting of Shareholders on July 20, 2005 for all directors and officers of the Company. It is hereby clarified, that the exemption does will not be valid regarding apply to any decision or transaction of the Company, in which a controlling shareholder or other officer of the Company, (including a different officer than the officer that has been granted the exemption letter) has a personal interest.

Terms of Office and Employment of Mr. Erez Winner, Senior Officer at the Company (business development logistic operation and building).

Mr. Winner served as Acting Chief Executive Officer of the Company and then Chief Executive Officer of the Company from March 2021 until January 2023. Since his position as CEO of the Company ended, Mr. Winner has continued to provide his services as senior Officer and is entitled to a monthly salary in accordance with the terms of his employment agreement as approved by the certified organs of the Company, including salary, car, mobile phone. In addition, he also entitled to exemption and indemnification from the Company. Pursuant to his employment agreement, Mr. Winner is entitled to a bonus based on the Company's operating profit. Each party may terminate the agreement by giving 60 days advance notice.

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

Aggregate Compensation of Directors and Officers

The aggregate compensation paid by the Company to its directors and officers as a group for the fiscal year 2022 was approximately NIS 5.7 million (USD 1.6 million), excluding bonuses in an aggregate amount of approximately NIS 4.7 million (USD 1.3 million) paid to Messrs. Joseph and Zwi Williger and other officers. These amounts include all contingent or deferred compensation payable to directors or officers during fiscal year 2022. These amounts also include payments to non-executive directors in the aggregate amount of approximately NIS 0.5 million (USD 0.1 million) during fiscal year 2022.

Compensation Policy

Pursuant to the Companies Law, a compensation policy must be reviewed and re-approved every three years, whether or not it has been amended. The Company’s Compensation Policy was most recently approved by shareholders on March 14, 2023. The objective of the Compensation Policy is to achieve the goals and work plans of the Company, including its long-term best interests by: (i) creating a reasonable and appropriate set of incentives for the Company’s executives; (ii) providing the tools necessary for recruiting, motivating and retaining talented and skilled executives; (iii) putting an emphasis on performance based compensation; and (iv) creating proper balance between the various compensation components (such as fixed versus variable components and short-term versus long-term).

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

Compensation Committee

Israeli Companies Law Requirements

Idan Ben-Shitrit (Chair), Einav Brar and Victor Bar are members of the Board’s Compensation Committee. All of our Compensation Committee members have been determined to be eligible to be members of a compensation committee in accordance to the Israeli Companies Law.

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

Directors and officer's liability insurance policy

In accordance with the Israeli Companies Law, an agreement with a controlling shareholder, such as the Company's directors' and officers' liability insurance policy for its controlling shareholders, must be approved every three years by the Company’s Audit Committee or Compensation Committee (as the case may be), by the Board of Directors and by a special majority of the Company shareholders, unless it is approved in accordance with Article 1B(5) of the Israeli Companies Regulations (Relief with Respect to Transactions with Interested Parties), 5760-2000 (the “Relief Regulations”). On March 14, 2023 the Company shareholders approved an insurance policy for Messrs. Zwi Williger and Joseph Williger for a three-year period on the same terms such policy applies to the other directors and officers of the Company.

The company decided not to renew the insurance policy for directors and officers for the years 2021-2023.

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

Compensation. The Israeli Companies Law requires that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. Similarly, the terms of service and engagement of any officer other than the CEO must receive the approval of the compensation committee and board of directors. However, shareholder approval is only required if the compensation of such officer other than the CEO is not in accordance with the compensation policy. This compensation policy is required to take into account, among other things, providing proper incentives to directors and officers, taking into account the risk management of the Company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director. Following the approval of the Compensation Committee and Board, a newly revised Compensation Policy was approved by the Company shareholders on March 14, 2022, for a period of three years commencing on January 1, 2023. For more information on the Company's Compensation Policy, see "Item 6. Directors, Senior Management and Employees – B. Compensation". In accordance with the Israeli Companies Law the compensation policy must be re-approved every three years, in the manner described above. The Compensation Committee is responsible for reviewing from time to time the compensation policy and determining whether or not there are circumstances that require adjustments to the current compensation policy.

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

Approvals. The Israeli Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may not be approved if it is averse to the company’s interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then in addition to any approval stipulated by the articles of association, approval of the company’s audit committee or compensation committee (as the case may be) and board of directors, in that order, is required, and may also require special majority approval by shareholders. In accordance with the Israeli Companies Law, approval by both the compensation committee and the board of directors is required for all arrangements regarding terms of service, including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment of an office holder. Except for certain specific exemptions under the Israeli Companies Law, matters referred to herein with respect to the CEO of a public company or a director of a company (including engagement with respect to employment terms of a director in a position other than as a director) also require shareholder approval.

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

D.        EMPLOYEES

As of December 31, 2022, the Company, including its subsidiaries, employed a total of 185 persons (all of them are located in Israel), six of whom were in management, 41 of whom were in accounting and importing positions, 43 of whom were involved in the Company's sales and marketing departments and 95 of whom were employed in logistics networks (warehousing and transportation).

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

2022 Share Award Plan

On May 3, 2022, the Company’s Board of Directors adopted an options plan for Company officers and employees (the “Options Plan”). The Options Plan is intended to advance the interests of the Company and its shareholders by attracting and retaining the best available personnel for positions of substantial responsibility, providing additional incentive to employees, officers, directors, advisors and consultants and promoting a close identity of interests between those individuals and the Company and/or its Affiliate.

The number of shares that may be issued under the Options Plan is subject to adjustment if particular capital changes affect our share capital or such other number as our board of directors may determine from time to time. If an award expires or becomes non-exercisable without having been exercised in full, the non-purchased shares which were subject thereto shall, unless the Option Plan shall have been terminated, become available for grant or sale under the Option Plan. Shares issued under the Option Plan and later repurchased by the Company pursuant to any repurchase right which the Company may have, shall be available for future grant under the Option Plan. As of March 1, 2023, we had an aggregate of 136000 ordinary shares available for issuance under the Plan (including ordinary shares underlying outstanding options and restricted share units).

Our board of directors, or a duly authorized committee of our board of directors, administers the Option Plan. The administrator has the authority, to grant awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the Option Plan and take all other actions and make all other determinations necessary for the administration of the Option Plan.

The administrator also has the authority to amend and rescind rules and regulations relating to the Option Plan or terminate the Option Plan at any time before the date of expiration of its ten-year term (unless extended by the administrator pursuant to the provisions of the Option Plan).

Participants who are employees of the Company may be granted options subject to Section 102 of the Israeli Income Tax Ordinance (New Version) (the "Ordinance"), 1961, or the Israeli Tax Ordinance. Section 102 of the Israeli Tax Ordinance allows employees, directors and officers who are not controlling shareholders (as defined for those purposes under the Israeli Tax Ordinance) and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders may only be granted options under another section 3(i) of the Israeli Tax Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The Board shall make an election with respect to either Section 102 Capital Gain Track or Section 102 Employment Income Track in accordance with the provisions of Section 102(g) of the Ordinance.

The Option Plan provides for the grant of options, ordinary shares, restricted shares, restricted share units, stock appreciation rights, performance units, performance shares and other share or cash awards as the administrator may determine.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        MAJOR SHAREHOLDERS

The following table shows the beneficial ownership of ordinary shares as of March 22, 2023 by:

•	each person known by the Company to beneficially own more than 5% of the outstanding shares of ordinary shares;

•	each of the Company’s named executive officers and directors; and

•	all of the Company’s named executive officers and directors as a group.

Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of March 22, 2023 through the exercise of any option, conversion or any other right. As of March, 22, 2023, there were 13,867,017 ordinary shares outstanding.

Unless otherwise noted, the business address of each beneficial owner is c/o G. Willi-Food International Ltd., 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106, Israel.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi-Food Investments Ltd.	8,200,542	59.14%
B.S.D. Crown Ltd. (1)	8,971,617	64.7%
Joseph and Zwi Williger (2)	9,788,830	70.59%
Brian Gaines (3)	806,604	5.82%
The Phoenix Holdings Ltd. (4)	1,047,312	7.55%

(1)
Includes (i) 8,200,542 Ordinary Shares held by Willi-Food, and (ii) 771,075 Ordinary Shares held by B.S.D. Crown Ltd. (“BSD”). Willi-Food is controlled by its majority shareholder, BSD, and BSD may be deemed to beneficially own all of the shares owned by Willi-Food.

(2)
As of the date hereof, JW directly owns though a wholly-owned company 13,251 Ordinary Shares and ZW directly owns though a wholly-owned company 803,962 Ordinary Shares. JW and ZW together own 100% of B.S.D shares and each be deemed to beneficially own 9,788,830 Ordinary Shares (comprised of 8,200,542 Ordinary Shares held directly by WIL, 771,075 Ordinary Shares held directly by B.S.D, 13,251 Ordinary Shares held directly by JW and 803,962 Ordinary Shares held directly by ZW), or approximately 70.59% of the outstanding Ordinary Shares. Thus, as of the date hereof, each of JW and ZW may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

(3)
Based on a Schedule 13G filed February 13, 2023, this amount consists of 638,054 Ordinary Shares (representing approximately 4.6% of our total shares outstanding) directly held by Springhouse Capital (Master), L.P. (the “Fund”), and 128,959 Ordinary Shares owned by Mr. Gaines for his own account and an additional 39,951 Ordinary Shares held by immediate family members in accounts Mr. Gaines controls, and that Mr. Gaines may be deemed to beneficially own (in total representing approximately 1.2% of our total shares outstanding). Mr. Gaines serves as managing member of Springhouse Capital Management G.P., LLC (“Springhouse”) and as a director of Springhouse Asset Management, Ltd. (the “General Partner”) and, as a result, may be deemed to beneficially own shares owned by the Fund. Springhouse is the general partner of Springhouse Capital Management, L.P. (“Management”) and, as a result, may be deemed to beneficially own shares owned by the Fund. Management is the investment manager of the Fund and as a result, may be deemed to beneficially own shares owned by the Fund. The General Partner is the general partner of the Fund, and, as a result, may be deemed to beneficially own shares owned by the Fund.

(4)
Based on a Schedule 13G filed February 14, 2023, these shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holdings Ltd. (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

Holdings by U.S. Shareholders

As of December 31, 2022, one U.S. record holder held in the aggregate 0.3% of our ordinary shares.

B.        RELATED PARTY TRANSACTIONS

Management Service Agreements.

See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Management Service Agreements”.

Services to Willi-Food

The Company provides certain services to Willi-Food on an on-going basis, including office space and certain management, financial and administrative services, pursuant to a services agreement effective May 19, 1997, as most recently amended on June 4, 2020 and as extended on March 14, 2023.

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

Under the Companies Law, an agreement with a controlling shareholder must be approved every three years by the Audit Committee, Board of Directors and by a special majority of the General Meeting of Shareholders. On March 14, 2023 following the approval of the Company's Audit Committee and Board of Directors, the General Meeting of Shareholders of the Company approved the extension of the above service agreement, for a three-year period ending December 31 2025.

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

On April 10, 2022, was issued confirming the agreements between G. Willi-food and Mr. Pavel Buber and according to which the mutual claims filed on behalf of the parties in the case were rejected. The proceedings relating to the other defendants shall continue as planned.

On July 23, 2017, Mr. Iram Graiver, former CEO of the Company and Willi-Food (hereinafter - “Mr. Graiver”) filed a lawsuit to the Regional Labor Court in Tel Aviv Jaffa (hereinafter - “the Labor Court”) claiming payment of social rights and different compensations at the total amount of NIS 2,377,305. On November 26, 2017, the Company filed a statement of defense. On July 27, 2017, the Company filed a lawsuit to the Labor Court against Mr. Graiver, demanding that he repays funds that he has taken unlawfully from the Company, amounting to NIS 1,694,325. According to the Company, throughout his term of employment as an office holder in the Company, the defendant has unlawfully taken from the Company salary, bonus in respect of 2016 and reimbursement of expenses. According to the Company, Mr. Graiver has done so while breaching his fiduciary duty and his duty of care towards the Company as well as the cogent provisions of the Companies Law, 5759-1999, whereby it is mandatory that payments of the type taken from the Company by Mr. Graiver are approved by the General Meeting of the Company’s shareholders; according to the Company, Mr. Graiver has not obtained such an approval. On November 2, 2017, a resolution was issued to join the hearings pertaining to the two proceedings described above. On November 26 2017 statements of defense were filed by the Company and Mr. Graiver and on March 7 2018 a preliminary hearing was held. The parties are in the process of document discovery and review. Proof hearing was held on January 15 2020. Second Proof hearing was held on June 7 2020. Third Proof hearing (and last) held on October 31 2021. On March 17, 2022, summaries were submitted on behalf of Mr. Graver, on July 7, 2022, summaries were submitted on behalf of the Company. On August 14, 2022, response summaries were submitted on behalf of Mr. Graver. A judgment was given on November 27, 2022 and it was ruled that the Company must pay an immaterial amount to Mr. Graver. The Company filed a request for a temporary stay order against the payment of the stipulated amount received on December 29, 2022. In light of the above, the company's management estimates that the registration, in the financial statements and in the notes to the financial statements regarding the procedure, is satisfactory.

A lawsuit and a motion to approve it as class action was filed on May 7, 2020, against the Company and 2 other respondents to the central district court. The applicant claimed that the Company marketed several products as products approved by the chief rabbinate of Israel before the actual rabbinate approval was obtained. Thus, the applicant alleges a violation of various laws. On February 27, 2022 the position of Chief Rabbinate was submitted to the court. On November 13, 2022, a pre-trial hearing was held, at the end of which it was agreed that the parties would submit within 30 days an agreed request to withdraw from the approval request. On December 4, 2022, a judgment was issued confirming the withdrawal arrangement signed between the parties. Accordingly, the claim was dismissed and the request for approval has been removed.

A lawsuit and request for approval as a representative was submitted to the Central District Court on June 24, 2020, against the Company, Euro Dairy Europe Ltd. and another respondent. According to the applicant, the Company marketed a number of products with misleading labeling and contrary to the provisions of the law and the relevant standards. A hearing to hear the request was scheduled for June 14, 2023. At this stage, the Company and its legal advisors cannot assess the chances of the lawsuit.

A lawsuit and a motion to approve it as class action was filed on September 8, 2020, against Euro European Dairies to the Haifa district court. The applicant claimed that Euro European Dairies violated its obligations to import and market Gaude cheese in the quantities and prices it undertook as part of duty-free tenders. The applicant claims that he and the members of the group suffered damages in the amount of NIS 57 million. On March 15, 2022, the court granted the request for discovery of documents submitted on behalf of the applicant. The company submitted a request to delay the proceedings and postpone the date of the hearing. A mediation meeting was held on February 26, 2023. At this early stage, the company and/or its legal advisors are unable to assess the chances of the lawsuit.

A lawsuit and a motion to approve it as class action was filed on August 2, 2021, against G. Willi-Food and another 5 respondents to the District Court. The applicant claimed that the Company marketed several products with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered financial damages in amount of NIS 100 million and Non-financial damages in amount of NIS 378 million. A pre-trial hearing is scheduled for May 14, 2023. At this early stage, the Company and/or its legal advisors are unable to assess the chances of the lawsuit, however experience shows that most lawsuits of this type do not proceed to the end and usually end in settlement agreements.

A lawsuit and a motion to approve it as class action was filed on November 8, 2021, against the Company to the District Court. The applicant claimed that the Company marketed several products with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered damages in amount of NIS 57 million. A response was submitted on February 9, 2022. On November 14, 2022, a pre-trial hearing was held, at the end of which it was decided that the parties must reach agreements by December 15, 2022. On January 24, 2023, an agreed notification was submitted according to which the parties were unable to reach an agreement. At this preliminary stage, it is difficult to assess the chances of the application and prosecution.

On May 25, 2022, a request for a lawsuit and a request for approval as a representative was submitted to the Central District Court against the Company. According to the applicant, the Company marketed a product with a misleading label and contrary to the provisions of the law and the relevant standards. The applicant claims that he and the other members of the group suffered monetary and non-monetary damage in the amount of NIS 2.5 million. A request for outright dismissal was submitted. A hearing for the request was scheduled for March 12, 2023. The court recommended to the parties an outline of a compensated withdrawal. On March 19, 2023, the parties announced their agreement to withdraw.

On February 20, 2023, the Euro European Dairies (the Company) received, from the Ashdod Customs House, a notice of a charge for a deficit of NIS 1.75 million, which includes interest and fine. In the letter of demand, it is claimed that the Company imported soft cheeses in a salt water solution and paid duty only for the weight of the cheese without the weight of the salt water solution. According to the customs house, customs must also be paid for the salt water solution. The Company intends to file an appeal to the customs house about the deficit and if necessary, will resort to legal proceedings at a higher court. According to the advice of its legal advisors at this stage the chances of success of the appeal are about 50% and accordingly the Company has registered a provision in its books.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23 % for the 2022 tax year.

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

An additional income tax at a rate of 3% will be imposed on high earners individuals whose annual income or capital gain in 2022 exceeds NIS 698,280 (USD 198,295).

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

Taxation of Non-Israeli Residents

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the Tel Aviv Stock Exchange and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption would not be available to non-Israeli residents dealing in securities in Israel which would be subject to Israeli tax at the rates applicable to business income (at the corporate tax rate for a corporation (23% in 2019 and 23% in 2020) and the marginal tax rate, of up to 50% for an individual in 2019 and in 2020.

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

Distributions

Subject to the discussion below under “Passive foreign investment company considerations,” if you are a U.S. Holder, the gross amount of any distribution made to you with respect to your ordinary shares, before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive foreign investment company considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Moreover, such lower rate of taxation shall not apply if we are a PFIC for the taxable year in which we pay a dividend, or if we were a PFIC for the preceding taxable year. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive foreign investment company considerations,” to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder, you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

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

We believe that we were not classified as a PFIC for the taxable year ended on December 31, 2022. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2023taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

The Company strives to minimize market risks arising from exchange rates and the cost of imported goods, especially by holding foreign currency surpluses, and initiates forward transactions.

The Company engages, from time to time, in activities to protect against changes in exchange rates by holding some of its excess liquidity in foreign currency and making forward transactions in foreign currency.

The table below details the sensitivity analysis in respect to exposure relating to exchange rate risk:

	Gain (loss) from exchange rate change NIS thousands		Fair net NIS thousands	Gain (loss) from exchange rate change NIS thousands
Change in exchange rate USD	(10%) (2,694)	(5%) (1,347)	26,939	5% 1,347	10% 2,694
Change in exchange rate EURO	(10%) 640	(5%) 320	(6,399)	5% (320)	10% (640)

Credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivable. Despite the Company's large number of clients (approximately 164,819) a major and significant part of its sales are made to only a limited number of customers (mainly in large retail supermarket chains). The Company generally does not require and does not receive collateral from those major customers. However, it does require and receive collateral from most of the remainder of its clients to ensure security of collecting payments. The Company maintains an allowance for doubtful debts, based upon factors surrounding the credit risk of specific customers, historical trends and other information which management believes adequately covers all anticipated losses in respect of trade receivable. There can be no assurance that this allowance will be adequate. In the event that any of the Company's major clients defaults on its payment obligations to us, the Company will not possess sufficient collateral to collect the entire debt. The Company strives to minimize the credit risks by constantly reviewing the credit it extends to customers versus the collateral it receives. As a result, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so in the future.

Interest rate risk: The Company invests part of its cash reserves in instruments that bear fixed interest rate. The Company, as part of its investing policy, invests part of its cash reserves in bonds and convertible debentures that bears fixed interest rate; as a result, the Company is espoused to changes in interest rates.

The table below details the sensitivity analysis in respect to exposure relating to investments in instruments with fix interest rates:

	Gain (loss) from interest change NIS thousands		Fair value NIS thousands	Gain (loss) from interest change NIS thousands
Change in Interest as % of interest rate	(10%)	(5%)		5%	10%
Increase\decrease in financial Income	(9,036)	(4,518)	90,360	4,518	9,036

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules13a-15© and 15d-15(e) under the Securities Exchange Act of 1934, as amended). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2022. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective.

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

Our management (with the participation of the CEO and CFO) assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In conducting its assessment of internal control over financial reporting, management used the criteria established in "Internal Control - Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2022.

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

(d) Changes in Internal Control over Financial Reporting.

 There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for professional services and other services rendered by BDO Ziv Haft ("BDO"), the Company’s independent public accounting firm, in 2022. BDO’s address is 48 Menachem Begin Rd. Tel-Aviv

	NIS 2022	USD 2022	NIS 2021	USD 2021
Audit Fees and Tax Fees (1)(2)	441,909	125,542	343,715	97,646
All Other Fees (3)	-	-	3,110	884
TOTAL	441,909	125,542	346,825	98,530

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

(3) All Other Fees include attestation services.

During fiscal year 2022, the external auditor performed additional services, other than auditing and tax services, which amounted to NIS 3.6 thousand. These services did not exceed 45% of the total fee of the external auditor and the audit fee for accounting represents more than 50% of the external auditor's total revenue from the Company.

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

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.  EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (4)
1.2	Articles of Association of the Company, as amended on March 20, 2014 (4)
2.1	Specimen of Certificate for ordinary shares (1)
2.2	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (5)
†4.1	Transfer Agreement between the Company and Euro European Dairies Ltd. (Former: "Gold Frost Ltd.") dated February 16, 2006 (2)
†4.2	Lease agreement for Logistics Center between the Company and Euro European Dairies Ltd. (Former: "Gold Frost Ltd.") dated February 16, 2006 (2)
†4.3	Agreement between G. Willi-Food International Ltd., Zvi V. & Co. Company Ltd. and Yossi Willi Management and Investment Ltd., dated April 24, 2018, and appendices thereto dated April 3, 3019 (5)
†4.4	Appendices to agreements between G. Willi-Food International Ltd., Zvi V. & Co. Company Ltd. and Yossi Willi Management and Investment Ltd., dated June 4, 2020 (6)
4.5	Compensation Policy (7)
4.6	G. Willi-Food International Ltd. 2022 Share Option Plan (8)
4.7	Agreement between G. Willi-Food International Ltd. and Zvi V. & Co. Company Ltd., dated March 14, 2023 (*)
4.8	Agreement between G. Willi-Food International Ltd. and Yossi Willi Management and Investment Ltd., dated March 14, 2023 (*)
8.1	Subsidiaries of the Company (5)
12.1	Certification of principal executive officer of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
12.2	Certification of principal financial officer of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
13.1	Certification of principal executive officer of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
13.2	Certification of principal financial officer of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
15.1	Consent of Independent Registered Public Accounting Firm (*)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.INS	XBRL Instance Document

†	Informal English translations from Hebrew original.
(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1, File No. 333-6314.
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(3)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.
(5)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.
(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020
(7)	Incorporated by reference to Form 6-K disseminated with the Securities and Exchange Commission, dated February 7, 2023.
(8)	Incorporated by reference to the Company’s Registration Statement on Form S-8, File No. 333-266312.
(*)	Filed Herewith

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD. By: /s/ Joseph Williger Joseph Williger Chief Executive Officer

Date: March 23, 2023

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2022

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	F - 2 - F - 3

(PCAOB Name: Ziv Haft Certified Public Accountants (Isr.) (#1185))

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of G. Willi-Food International Ltd. Yavne, Israel

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of G. Willi-Food International Ltd (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting standards as issued by the International Accounting Standards Board.

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

We have served as the Company's auditor since 2018.

/s/ Ziv Haft

Ziv Haft

Certified Public Accountants (Isr)

BDO Member Firm

Tel Aviv, Israel

March 22, 2023

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		December 31,
	Note	2 0 2 2	2 0 2 1	2 0 2 2 (*)
		NIS	NIS	US Dollars

Assets

Current assets
Cash and cash equivalents	12	150,607	195,718	42,786
Financial assets at fair value through profit or loss	3	116,762	154,090	33,171
Trade receivables, Net	14	165,838	134,017	47,113
Other receivables and prepaid expenses	15	4,956	4,939	1,407
Inventories	16	71,929	59,528	20,434
Current tax assets	10	3,117	5,780	886
Total current assets		513,209	554,072	145,797

Non-current assets
Property, plant, and equipment		99,216	87,245	28,186
Less -accumulated depreciation		51,533	48,431	14,640
	17	47,683	38,814	13,546

Right to use asset, net	18	3,391	4,088	963
Financial assets at fair value through profit or loss	3	44,113	31,056	12,532
Goodwill		36	36	10
Total non-current assets		95,223	73,994	27,051

Total assets		608,432	628,066	172,848

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)
(Cont.)

		December 31,
	Note	2 0 2 2	2 0 2 1	2 0 2 2 (*)
		NIS	NIS	US Dollars
Equity and liabilities

Current liabilities
Current maturities of lease liabilities	18	2,194	1,136	623
Trade payables	20	24,842	20,386	7,056
Employees Benefits	21	3,756	3,442	1,067
Financial liabilities at fair value through profit or loss	3	-	13,960	-
Other payables and accrued expenses	22	11,836	11,216	3,363
Total current liabilities		42,628	50,140	12,109

Non-current liabilities
Lease liabilities, net	18	1,284	3,062	365
Deferred taxes	10	4,198	2,017	1,193
Retirement benefit obligation	21, 24	878	1,615	249
Total non-current liabilities		6,360	6,694	1,807

Shareholders' equity
Share capital	23	1,490	1,490	423
Additional paid in capital		171,550	170,760	48,735
Re-measurement of the net liability in respect of defined benefit		(195)	(959)	(55)
Capital fund		247	247	70
Retained earnings		386,980	400,322	109,937
Treasury shares		(628)	(628)	(178)
Equity attributable to Shareholders of the Company		559,444	571,232	158,932

Total equity and liabilities		608,432	628,066	172,848

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

The financial statements were approved by the board of directors of the company on March 22, 2023.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF INCOME
(NIS in thousands)

		Year ended December 31,
	Note	2 0 2 2	2 0 2 1	2 0 2 0	2 0 2 2 (*)
		NIS	NIS	NIS	US Dollars

Revenue	4	498,325	454,213	454,094	141,570
Cost of sales	5	355,228	315,920	308,717	100,917
Gross profit		143,097	138,293	145,377	40,653

Operating costs and expenses
Selling expenses	6	74,106	65,869	65,990	21,053
General and administrative expenses	7	24,117	23,299	21,918	6,851
Other Income		(222)	(230)	(108)	(63)
		98,001	88,938	87,800	27,841

Operating profit		45,096	49,355	57,577	12,812

Finance Income	9	25,657	28,957	11,348	7,289
Finance expense	9	16,779	20,492	1,253	4,767
Finance Income, net		8,878	8,465	10,095	2,522

Profit before taxes on Income		53,974	57,820	67,672	15,334
Taxes on Income	10	12,410	12,719	15,463	3,526

Net Income		41,564	45,101	52,209	11,808

Earnings per share:
Basic/ diluted earnings per share		3.00	3.25	3.89	0.86

Shares used in computation of basic/ diluted EPS		13,867,017	13,867,017	13,433,684	13,867,017

Actual number of shares		13,867,017	13,867,017	13,867,017	13,867,017

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0	2 0 2 2 (*)
	NIS	NIS	NIS	US Dollars

Net Income	41,564	45,101	52,209	11,808

Other comprehensive Income (Expenses)

Re-measurement of net liabilities with respect to a defined benefit which will not be classified in the future as profit or loss, net of tax	764	363	(293)	217

Other comprehensive Income (Expenses) for the year	764	363	(293)	217

Total comprehensive Income for the year	42,328	45,464	51,916	12,025

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Additional paid in capital	Measurement of the net liability in respect of defined benefit	Capital fund	Retained earnings	Treasury shares	Total shareholders' equity

Balance – January 1, 2020	1,425	128,354	(1,029)	247	362,987	(628)	491,356
Profit for the year	-	-	-	-	52,209	-	52,209
Measurement of the net liability in respect of defined benefit	-	-	(293)	-	-	-	(293)
Total comprehensive Income for the year	-	-	(293)	-	52,209	-	51,916
Issue of shares	65	42,406	-	-	-	-	42,471

Balance – December 31, 2020	1,490	170,760	(1,322)	247	415,196	(628)	585,743
Profit for the year	-	-	-	-	45,101	-	45,101
Measurement of the net liability in respect of defined benefit	-	-	363	-	-	-	363
Total comprehensive Income for the year	-	-	363	-	45,101	-	45,464
Dividend distribution	-	-	-	-	(59,975)	-	(59,975)

Balance – December 31, 2021	1,490	170,760	(959)	247	400,322	(628)	571,232
Profit for the year	-	-	-	-	41,564	-	41,564
Measurement of the net liability in respect of defined benefit	-	-	764	-	-	-	764
Total comprehensive Income for the year	-	-	764	-	41,564	-	42,328
Share based payment	-	790	-	-	-	-	790
Dividend distribution	-	-	-	-	(54,906)	-	(54,906)
Balance – December 31, 2022	1,490	171,550	(195)	247	386,980	(628)	559,444

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0	2 0 2 2 (*)
	NIS	NIS	NIS	US Dollars

CASH FLOWS – OPERATING ACTIVITIES
Profit from continuing operations	41,564	45,101	52,209	11,808
Adjustments to reconcile net profit to net cash provided (used in) continuing operating activities (Appendix A)	(27,495)	416	11,967	(7,812)

Net cash provided by (used in) operating activities	14,069	45,517	64,176	3,996

Cash flows – investing activities
Acquisition of property plant and equipment	(13,350)	(6,209)	(2,903)	(3,793)
Proceeds from sale of property plant and Equipment	351	230	108	100
Loans granted to others	-	-	(20,000)	-
Proceeds from loans granted to others	-	18,707	18,943	-
Proceeds from sale (purchase) of marketable securities, net	21,285	2,718	(20,739)	6,047

Net cash provided by (used in) investing activities	8,286	15,446	(24,591)	2,354

Cash flows – financing activities
Lease liability payments	(2,180)	(2,169)	(1,819)	(619)
Shares issue	-	-	42,471	-
Dividend distribution	(54,906)	(59,975)	-	(15,598)

Net cash provided by (used in) financing activities	(57,086)	(62,144)	40,652	(16,217)

Increase (decrease) in cash and cash equivalents	(34,731)	(1,181)	80,237	(9,867)
Cash and cash equivalents at the beginning of the financial year	195,718	201,822	121,860	55,602
Exchange losses on cash and cash equivalents	(10,380)	(4,923)	(275)	(2,949)
Cash and cash equivalents of the end of the financial year	150,607	195,718	201,822	42,786

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0	2 0 2 2 (*)
	NIS	NIS	NIS	US Dollars
Cash flows from/(used in) operating activities

A. Adjustments to reconcile net profit to net cash from operating activities

Decrease in deferred income taxes	2,181	1,249	1,586	620
Unrealized loss (gain) on marketable securities	2,985	(19,464)	(6,115)	848
Loss (gain) from financial liabilities at fair value through profit or loss	(13,960)	13,960	-	(3,966)
Depreciation and amortization	6,508	6,200	5,690	1,849
Capital gain on disposal of property plant and equipment	(222)	(230)	(108)	(63)
Exchange losses on cash and cash equivalents	10,380	4,923	275	2,949
Share based payment	790	-	-	224

Changes in assets and liabilities:
Decrease (increase) in trade receivables and other receivables	(17,151)	10,190	22,029	(4,872)
Decrease (Increase) in inventories	(12,401)	(14)	12,034	(3,523)
Increase (decrease) in trade and other payables, and other current liabilities	5,418	(3,405)	(1,861)	1,539

Cash generated from operations	(15,472)	13,409	33,530	(4,395)

Income tax paid	(12,023)	(12,993)	(21,563)	(3,417)

Net cash provided by (used in) operating activities	(27,495)	416	11,967	(7,812)

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

The Company is an Israeli-based company specializing in high-quality, great-tasting kosher food products. The Company is engaged, directly and through subsidiaries, in the design, import, marketing and distribution of a wide variety of over 650 food products world-wide. In the year ended December 31, 2022, substantially all of our revenue was generated in Israel, with less than 1% of our revenue resulting from exports outside Israel.

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
(NIS in thousands)
(Cont.)

Note 1 - Basis of preparation (continued)

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

As of March, 22, 2023, the Company’s principal shareholder, Willi-Food, held approximately 59.14% of our ordinary shares.

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out in note 27. The policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements are presented in New Israeli Shekels (NIS), which is also the Company functional currency.

The conversion from New Israeli Shekels (NIS) into U.S. dollars was made at the exchange rate as of December 31, 2022, on which USD 1.00 equaled NIS 3.52 The use of USD is solely for the convenience of the reader.

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

Estimates and assumptions:

- Revenue recognition – provision of rights to return goods
- Defined benefit scheme – actuarial assumptions
- The determination of the incremental borrowing rate used to measure lease liabilities
- Legal proceedings – estimates of claims and legal processes
- Inventory – provision of slow-moving inventory
-      Fair value measurement

several assets and liabilities included in the Company’s financial and non-financial assets and liabilities utilizes market observables inputs and data as far as possible. Inputs used in determining fair value measurement are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the 'fair value hierarchy'):

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

The principal financial instruments used by the Company, from which financial instrument risk arises, are as follows:
- Cash and cash equivalents
- Trade receivables
- Financial assets at fair value through profit or loss
- Trade payables - Financial liabilities at fair value through profit or loss

(ii) Financial instruments by category

Financial assets:

	Fair value through profit or loss		Amortized cost
	2022	2021	2022	2021
	NIS in thousands
Cash and cash equivalents	-	-	150,607	195,718
Financial assets at fair value through profit or loss	160,875	185,146	-	-
Trade and other receivables	-	-	170,794	138,956
Total financial assets	160,875	185,146	321,401	334,674

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 3 - Financial instruments risk management (continued)
(ii) Financial instruments by category (continued)
Financial liabilities:

	Fair value through profit or loss		Amortized cost
	2022	2021	2022	2021
	NIS in thousands
Trade payables	-	-	24,842	20,386
Financial liabilities at fair value through profit or loss	-	13,960	-	-
Total financial liabilities	-	13,960	24,842	20,386

(iii) Financial instruments not measured at fair value

Financial instruments not measured at fair value includes cash and cash equivalents, loans to others, trade and other receivables and trade payables.
Due to their short-term nature, the carrying value of cash and cash equivalents, loans to others, trade and other receivables, and trade payables approximates their fair value.

(iv) Financial instruments measured at fair value

The fair value hierarchy of financial instruments measured at fair value is provided below

	Level 1		Level 2		Level 3
	2022	2021	2022	2021	2022	2021
	NIS in thousands
Financial assets at fair value through profit or loss	116,762	154,090	-	-	44,113	31,056
Financial liabilities at fair value through profit or loss	-	-	-	-	-	13,960

There were no transfers between levels during the period.
The valuation techniques and significant unobservable inputs used in determining the fair value.
There were no changes to the valuation techniques during the period.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 3 - Financial instruments risk management (continued) (iv) Financial instruments measured at fair value (continued)

The reconciliation of the opening and closing fair value balance of financial instruments is provided below:

Financial assets at fair value through profit or loss:	Level 1	Level 3
	NIS in thousands
January 1, 2022	154,090	31,056
Purchases	6,274	-
Disposals	(39,798)	-
Gain (Loss)	(3,804)	13,057
December 31, 2022	116,762	44,113

Financial liabilities at fair value through profit or loss:	Level 1	Level 3
	NIS in thousands
January 1, 2022	-	(13,960)
Gain	-	13,960
December 31, 2022	-	-

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
The effect of a 10% increase in the value of the portfolio securities investment held at the reporting date would, if all other variables held constant, have resulted in an increase in the fair value through profit or loss and net assets of NIS 11,672 thousand (2021: NIS 15,409 thousand). A 10% decrease in their value would, on the same basis, have decreased the fair value through other profit or loss reserve and net assets by the same amount.

Foreign exchange risk

Foreign exchange risk arises when the Company enters into transactions denominated in a currency other than its functional currency. The Company buys its inventories mostly in USD and EURO and sells its products in NIS. Foreign exchange exposures are managed within utilizing forward foreign exchange contracts.

As of December 31 the Company's net exposure to foreign exchange risk was as follows:

	2022	2021
Net foreign currency financial assets/(liabilities)	NIS in thousands
USD	26,939	22,614
EURO	(6,399)	(1,834)
Total net exposure	20,540	20,780

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

	USD		EURO
	2022	2021	2022	2021
	NIS in thousands
10% increase	2,694	2,496	640	17,172
10% decrease	(2,694)	(2,587)	(640)	(20,353)

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

Note 4 - segment information

The Company has one reportable segment:

- Import- export, marketing and distribution of food products.

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

The table below shows the Company's revenues from major groups of products that contributed 10% or more to the Company's total revenues in the years 2020 to 2022:

	Year ended December 31,
	2 0 2 2	2 0 2 1		2 0 2 0		2 0 2 2
	NIS	NIS		NIS		USD
Canned Vegetables and Pickles	70,398	59,844		67,275		19,999
Dairy and Dairy Substitute Products	188,738	196,589		188,675		53,619
Canned Fish	62,270	56,064		53,547		17,690
Cereals, rice and pastas	61,350	62,712		63,514		17,429
Non-banking credit	-	276		719		-
Oils	44,241	23,025(	*)	16,216(	*)	12,568
Other	71,328	55,703(	*)	64,148(	*)	20,265
	498,325	454,213		454,094		141,570

(*) Reclassified

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 4 - segment information (continued)

Revenues by customer group

	Percentage of Total Sales Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0

Large retail supermarket chains	54%	50%	53%
Other customers	46%	50%	47%
	100%	100%	100%

Revenues from main customers of the Import segment

The Company has one customer who represented more than 10% of the total sales which amounted to NIS 64,950 thousand (2021: NIS 60,701 thousand 2020: NIS 64,582 thousand).

Note 5 - Cost of sales

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0	2 0 2 2
	NIS	NIS	NIS	US Dollars

Purchases	310,324	269,888	272,730	88,161
Marine transportation	27,486	20,701	10,466	7,809
Transportation	2,972	3,063	2,938	844
Depreciation and amortization	2,421	2,180	2,246	688
Maintenance	9,854	8,714	7,905	2,799
Other costs and expenses	7,471	5,529	3,467	2,122
	360,528	310,075	299,752	102,423
Changes in inventories of finished goods	(5,300)	5,845	8,965	(1,506)
	355,228	315,920	308,717	100,917

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 6 - Selling expenses

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0	2 0 2 2
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	22,167	22,597	21,514	6,297
Personnel services	3,344	(*)1,890	(*)2,879	950
Transportation and maintenance	20,682	19,589	20,132	5,876
Vehicles	3,898	3,165	3,330	1,107
Advertising and promotion	14,919	9,225	9,461	4,238
Depreciation and amortization	2,713	2,899	2,565	771
Share based payment expense	436	-	-	124
Others	5,947	(*) 6,504	(*) 6,109	1,690
	74,106	65,869	65,990	21,053

(*) Reclassified

Note 7 - General and administrative expenses

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0	2 0 2 2
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	15,876	15,992	16,185	4,510
Office maintenance	1,585	1,589	1,591	450
Professional fees	2,366	2,658	2,571	672
Vehicles	462	431	322	131
Depreciation and amortization	1,374	1,124	880	390
Bad and doubtful debts	42	(599)	(1,308)	12
Communication	111	109	82	32
Share based payment expense	355	-	-	101
Other	1,946	1,995	1,595	553
	24,117	23,299	21,918	6,851

Note 8 - Employee benefit expenses

Employee benefit expenses (not including directors remuneration) comprise:

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0	2 0 2 2
	NIS	NIS	NIS	US Dollars
Salary	33,888	33,263	31,865	9,627
Bonus	4,946	5,326	5,834	1,405
	38,834	38,589	37,699	11,032

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

Key management personnel expenses comprise:

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 8 - Employee benefit expenses (continued)

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0	2 0 2 2
	NIS	NIS	NIS	US Dollars

Salary and management fees	5,268	5,039	5,013	1,497
Bonus	4,569	4,840	5,434	1,298
Share based payment expense	321	-	-	91
Directors remuneration	332	345	403	94
	10,490	10,224	10,850	2,980

Note 9 - Finance income and expenses

	Year ended December 31,
Finance income:	2 0 2 2	2 0 2 1	2 0 2 0	2 0 2 2
	NIS	NIS	NIS	US Dollars

Income from revaluation of a long-term financial asset	13,058	1,919	4,426	3,710
Interest from Short-term bank deposits	5,482	408	99	1,557
Interest Income of debentures held for trading	-	3,757	4,222	-
Other interest	-	121	-	-
Changes in fair value of financial assets at fair values	-	17,545	1,689	-
Dividends	3,537	5,207	750	1,005
Foreign currency differences	3,580	-	-	1,017
Income from forward transaction	-	-	162	-
Total finance income	25,657	28,957	11,348	7,289

	Year ended December 31,
Finance expenses:	2 0 2 2	2 0 2 1	2 0 2 0	2 0 2 2
	NIS	NIS	NIS	US Dollars

Foreign currency differences	-	1,174	560	-
Expenses from forward transaction	-	17,867	-	-
Changes in fair value of financial assets at fair values	16,043	-	-	4,558
Bank fees	420	409	312	119
Portfolio management fees	181	950	283	51
Other	135	92	98	39
Total finance expenses	16,779	20,492	1,253	4,767

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 10 - Tax expenses

Tax balances presented in the statement of financial position:

	Year ended December 31,
	2022	2021	2022
	NIS	NIS	US Dollars

Current tax assets	3,117	5,780	886
Deferred tax assets (liabilities)	(4,198)	(2,017)	(1,193)
	January		December	December
	1, 2022	Change	31, 2022	31, 2022
	NIS	NIS	NIS	US Dollars
Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	(6,511)	1,376	(5,136)	(1,459)
Financial liabilities carried at fair value through profit or loss	3,210	(3,210)	-	-
Employees benefits	599	(178)	421	120
Allowance of credit loss	316	10	326	93
Carry forward tax losses	369	(179)	191	53
	(2,017)	(2,181)	(4,198)	(1,193)
	January		December	December
	1, 2021	Change	31, 2021	31, 2021
	NIS	NIS	NIS	US Dollars
Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	(2,254)	(4,257)	(6,511)	(2,094)
Financial liabilities carried at fair value through profit or loss	-	3,210	3,210	1,032
Employees benefits	691	(92)	599	193
Allowance of credit loss	436	(120)	316	102
Carry forward tax losses	359	10	369	119
	(768)	(1,249)	(2,017)	(648)
Taxes on income recognized in profit or loss:

	Year ended December 31
	2 0 2 2	2 0 2 1	2 0 2 0	2 0 2 2
	NIS	NIS	NIS	US Dollars
Current taxes:
Current taxes	9,866	11,470	13,877	2,803
	9,866	11,470	13,877	2,803

Deferred taxes	2,544	1,249	1,586	723
	12,410	12,719	15,463	3,526

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 10 - Tax expenses (continued)

Reconciliation of the statutory tax rate to the effective tax rate:

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0	2 0 2 2
	NIS	NIS	NIS	US Dollars

Income before Income taxes	53,974	57,820	67,672	15,334
Statutory tax rate	23%	23%	23%	23%
Tax computed by statutory tax rate	12,414	13,299	15,565	3,527

Tax increments (savings) due to:
Non-deductible expenses	147	97	39	42
Tax exempt Income	(844)	(1,202)	(153)	(240)
Profit or loss for tax for which deferred taxes were not provided	(13)	12	-	(4)
Taxes for previous years	358	-	-	102
Other	348	513	12	99
	12,410	12,719	15,463	3,526

The tax rate applicable to the Company for the years 2020 – 2022 is 23%.

Note 11 - Earning per share

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0	2 0 2 2
	NIS	NIS	NIS	US Dollars
Basic and diluted earnings per share:
Earnings used in the calculation of basic and diluted earnings per share	41,564	45,101	52,209	11,808

Weighted average number of shares used in computing basic and diluted earnings per share	13,867,017	13,867,017	13,433,684	13,867,017

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 12 - Cash and cash equivalents

	December 31,
	2 0 2 2	2 0 2 1	2 0 2 2
	NIS	NIS	US Dollars

Cash in bank	18,546	72,965	5,269
Short-term bank deposits	132,061	122,753	37,517
	150,607	195,718	42,786

Note 13 - Loans to others

	2 0 2 2	2 0 2 1	2 0 2 2
	NIS	NIS	US Dollars

Opening balance	-	18,707	-
Payment of loans granted to others	-	(18,707)	-
Closing balance	-	-	-

Note 14 - Trade receivables

Composition:

	December 31,
	2 0 2 2	2 0 2 1	2 0 2 2
	NIS	NIS	US Dollars

Open accounts	151,255	121,272	42,971
Credit cards	230	211	65
Checks receivables	19,780	17,160	5,619
Less – provision for return of goods	(4,008)	(3,252)	(1,139)
Less – estimated credit loss	(1,419)	(1,374)	(403)
	165,838	134,017	47,113

The table below shows the open accounts balance as of December 31, 2022 and 2021 segmented by the due date.

	Open accounts - days past due
	Nis in thousands
As of:	Not past due	<30	31-60	61-90	90<	Total
December 31, 2022	149,430	1,212	523	65	25	151,255
December 31, 2021	115,699	4,842	509	96	126	121,272

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 14 - Trade receivables (continued)

Changes in the allowance of credit loss

	December 31,
	2 0 2 2	2 0 2 1	2 0 2 2
	NIS	NIS	US Dollars

Balance at beginning of the year	1,374	1,897	390
Changes in allowance for doubtful debts	45	(523)	13
Balance at end of the year	1,419	1,374	403

Note 15 - Other receivables and prepaid expenses

	December 31,
	2 0 2 2	2 0 2 1	2 0 2 2
	NIS	NIS	US Dollars

Prepaid expenses	363	368	103
Income receivables	195	8	55
Advances to suppliers	2,563	2,263	728
Government authorities	-	261	-
Others	1,835	2,039	521
	4,956	4,939	1,407

Note 16 - Inventories

	December 31,
	2 0 2 2	2 0 2 1	2 0 2 2
	NIS	NIS	US Dollars

Finished products	55,796	50,498	15,688
Inventory in transit	17,018	9,969	4,834
Less – Provision of slow-moving inventory	(885)	(939)	(88)
	71,929	59,528	20,434

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 17 - Property, plant and equipment

		Machinery		Computers
	Land and	and	Motor	and	Office
	Building	equipment	Vehicles	equipment	Furniture	Total
Consolidated Cost:
Balance - January 1, 2021	56,122	6,904	11,932	6,294	1,853	83,105
Changes during 2021:
Additions	1,343	2,273	1,594	888	111	6,209
Dispositions	-	-	(2,069)	-	-	(2,069)

Balance – December 31, 2021	57,465	9,177	11,457	7,182	1,964	87,245
Changes during 2022:
Additions	9,444	1,928	1,192	624	162	13,350
Dispositions	-	-	(1,379)	-	-	(1,379)

Balance – December 31, 2022	66,909	11,105	11,270	7,806	2,126	99,216

Accumulated depreciation:
Balance – January 1, 2021	24,360	5,143	11,098	4,768	1,091	46,460
Changes during 2021:
Additions	2,012	379	1,070	559	20	4,040
Dispositions	-	-	(2,069)	-	-	(2,069)
Balance – December 31, 2021	26,372	5,522	10,099	5,327	1,111	48,431
Changes during 2022:
Additions	2,151	482	1,031	659	29	4,352
Dispositions	-	-	(1,250)	-	-	(1,250)
Balance – December 31, 2022	28,523	6,004	9,880	5,986	1,140	51,533

Net book value:
December 31, 2022	38,386	5,101	1,390	1,820	986	47,683
December 31, 2021	31,093	3,655	1,358	1,855	853	38,814

Net book value (USD in thousands):
December 31, 2022	10,905	1,449	395	517	280	13,546
December 31, 2021	8,833	1,038	386	527	243	11,027

Property, plant and equipment under construction

The amount of expenses recognized in the book value of property during its construction during the period was NIS 7,885 thousand (2021: NIS 541 thousand).

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 18 - Leases

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for leases for low value assets and leases with a duration of 12 months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate of borrowing rate on commencement of the lease is used.

Right to use assets are initially measured at the amount of the lease liability.

Subsequent to initial measurement lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right-to-use assets are amortized on a straight-line basis over the shorter period of the remaining term of the lease or over the remaining economic life of the asset.

Nature of leasing activities

The Company enters into agreements for the lease of trucks and private vehicles for periods of 5 and 3 years respectively. The Company's lease payment liability is secured by the lessor’s legal ownership of the assets.

Right of use asset, net

	December 31
	2 0 2 2	2 0 2 1	2 0 2 2
	NIS	NIS	US Dollars
Cost:
Opening balance	7,333	5,930	2,083
Dispositions	(2,180)	(2,166)	(619)
Additions	1,459	3,569	414
Closing balance	6,612	7,333	1,878

Accumulated depreciation:
Opening balance	3,245	3,064	921
Dispositions	(2,180)	(1,983)	(619)
Depreciation	2,156	2,164	613
Closing balance	3,221	3,245	915

Net book value	3,391	4,088	963

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 18 - Leases (continued)

Leases liabilities

	December 31
	2 0 2 2	2 0 2 1	2 0 2 2
	NIS	NIS	US Dollars

Opening balance	4,198	2,985	1,193
Additions	1,460	3,569	414
Dispositions	-	(187)	-
Payments	(2,180)	(2,169)	(619)
Closing balance	3,478	4,198	988

Amounts recognized in profit or loss

	For the year ended December 31
	2 0 2 2	2 0 2 1	2 0 2 2
	NIS	NIS	US Dollars

Depreciation expense on right-to-use assets	2,156	2,164	612
Interest expense on lease liabilities	126	96	36
Cancellation of rental expenses	(2,306)	(2,264)	(655)
	(24)	(4)	(7)

Note 19 - Subsidiaries

The principal subsidiaries of G. Willi-Food International Ltd, all of which have been included in these consolidated financial statements, are as follows:

Subsidiary	Country of incorporation and principal place of business	Proportion of ownership interest at 31 December
		December 31,
		2 0 2 2	2 0 2 1
Euro European Dairies (Goldfrost) Ltd.	Israel	100%	100%
W.F.D. (Import, Marketing and Trading) Ltd.	Israel	100%	100%
W. Capital Ltd.	Israel	100%	100%

Note 20 - Trade payables

	December 31,
	2 0 2 2	2 0 2 1	2 0 2 2
	NIS	NIS	US Dollars

Open accounts	24,735	20,131	7,026
Checks payables	107	255	30
	24,842	20,386	7,056

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 21 - Employee benefit liabilities

Liabilities for employee benefits comprise:

	December 31,
	2 0 2 2	2 0 2 1	2 0 2 2
	NIS	NIS	US Dollars

Defined benefit schemes (note 24)	878	1,615	249
Employee benefit	2,804	2,452	797
Accrual for annual leave	952	990	270
	4,634	5,057	1,316

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

Note 22 - Other payables and accrued expenses

	December 31,
	2 0 2 2	2 0 2 1	2 0 2 2
	NIS	NIS	US Dollars

Customer advances	1,702	1,861	484
Accrued expenses	8,812	9,039	2,503
Other payables	1,322	316	376
	11,836	11,216	3,363

Note 23 - Share capital

Composition

	December 31
	2 0 2 2	2 0 2 1

Ordinary shares of NIS 0.1 each	50,000,000	50,000,000

Issued and outstanding	13,867,017	13,867,017

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 24 - Defined benefit scheme (continued)

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2 0 2 2	2 0 2 1
	%	%

Discount rate	5.22	2.05
Expected return on the plan assets	5.22	2.05
Rate of increase in compensation	4	4

Expected rate of termination:
0-1 years	35	35
1-2 years	30	30
2-3 years	25	25
3-4 years	15	15
4-5 years	15	15
5 years and more	7.5	7.5

The assumptions regarding future mortality rates are based on mortality tables published and approved by the Ministry of Finance. The mortality rate of an active participant at retirement age (67 for men, 64 for women) is 0.6433% for men and 0.3574% for women.

The provisions of Standard 19 stipulate that interest used to capitalize assets and liabilities should reflect risk free interest that is interest on highly rated corporate bonds with similar maturity periods and terms. Until November 2014, absent quality data and information about bonds of this type, what was utilized was the interest on long-term index linked government bonds (index linked Galil)/or long-term shackle government bonds (NIS Dawn - “Shachar”). Following a decision by the Securities Authority, according to which there is a deep market for corporate bonds, and according to the publication of Accounting Staff Position number 12-1, as of this report, the capitalization interest is that of high-quality corporate bonds. Use of a quality curve as stated above, is published by quoting companies which specialize in this field. The nominal interest rate for the capitalization appropriate for corporate bonds with high rankings as aforesaid, as of December 31, 2022, is 5.22% per year.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 24 - Defined benefit scheme (continued)

Changes in the present value of the defined benefit obligation in the current period were as follows:

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 2
	NIS	NIS	US Dollars

Opening defined benefit obligation	6,441	6,010	1,830
Current service cost	467	581	133
Interest cost	129	102	37
Actuarial losses arising from experience adjustments	(1,201)	(130)	(341)
Actuarial losses/(gains) arising from changes in financial assumptions	20	213	6
Benefits paid	(375)	(335)	(106)
Closing defined benefit obligation	5,481	6,441	1,559

Changes in the fair value of the defined benefit assets in the current period were as follows:

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 2
	NIS	NIS	US Dollars

Opening defined benefit assets	4,826	4,105	1,371
Expected return on the plan assets	95	72	27
Changes in financial assumptions	(367)	446	(104)
Employer contribution	355	321	101
Benefits paid	(262)	(115)	(74)
Interest losses on severance payment allocated to remuneration benefits	6	(3)	2
Closing defined benefit assets	4,653	4,826	1,323

Adaption of the current value of defined benefit plan liability and the fair value of the plan's assets to the assets and liabilities recognized in the Balance Sheets:

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 2
	NIS	NIS	US Dollars

Present value of funded liability	5,481	6,441	1,557
Fair value of plan assets - accumulated deposit in executive insurance	(4,653)	(4,826)	(1,322)
Fair value of unrecognized asset	50	-	14
Net liability deriving from defined benefit obligation	878	1,615	249

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

If the discount rate were increased / decreased by 0.5%, the defined benefit obligation would have decreased / increased by NIS 212 thousand (USD 60 thousand).

If the rate hikes expected salaries would have increased / decreased by 0.5%, the defined benefit obligation would have increased / decreased by NIS 120 thousand (USD 34 thousand).

If the resignation rate would have increased / decreased by 10%, the defined benefit obligation would have increased / decreased by NIS 123 thousand (USD 35 thousand).

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

The balance of the Company's vacation provision is in accordance with the leave entitlement of each individual employee, according to his individual agreement with the company to which the employee belongs and in accordance with the employee's salary. The balance of the Company's vacation provision for December 31, 2022, as NIS 795 thousand (NIS 831 thousand, as of December 31, 2021).

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 25 - Share based payment

On July 2022, the Company granted to its employees 164,000 non-marketable options exercisable to up to 164,000 ordinary shares of the Company, which at the date of this report constitute approximately 1.18% of the Company's capital and voting rights before the grant and approximately 1.17% after the grant. Each option will allow, upon exercise, to purchase one NIS 1 ordinary share at an exercise price of NIS 55.3, adjusted to dividend and subject to adjustments that will be required if rights or bonus shares are issued. The weighted average of the Company share price during the six-month period ending on December 31, 2022 was NIS 51.69.

The fair value of all the options at the time of grant was approximately NIS 3 million. The fair value of the options was measured using the Black & Scholes model, using the following average indices: standard deviation in the range of approximately 39% to 44%, and the life of the option: 3 years for the first tranche, 4 years for the second tranche and 5 years for the 3rd tranche The standard deviation was calculated based on the historical daily standard deviation of the company's stock traded on the Tel Aviv Stock Exchange.

The options will be exercisable in three equal annual rates starting on July 2023. An employee who was entitled to exercise the options will be able to exercise them in an additional period of 24 months since he first had the right to exercise the same number of options. Options that are not exercised by that date will expire. In the event of termination, the employee will be entitled to exercise the options whose exercise date has arrived during a period of 60 days from the date of termination. The other options will expire.

25.1 -    Nature and scope of share-based payment plans during the period

During the period that ended on December 31, 2022, the Company has two share-based payment plans, as described below:

	Stock options for senior management	Stock options for other employees	Total options
Outstanding period	July 2022	July 2022	July 2022
Granted during the year	75,000	89,000	164,000
Estimated lifespan	2-5 years	2-5 years	2-5 years
Vesting conditions	See note 25 above	See note 25 above	See note 25 above

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 25 - Share based payment (continued)
25.2 - Details regarding the stock option plans

	Number	2022 Weighted average Exercise price (NIS)	Number	2021 Weighted average Exercise price (NIS)	2022 Weighted average Exercise price (US Dollars)
Granted during the year	164,000	52.76	-	-	14.99

25.3 - Effect of share-based payment transactions on profit or loss for the period

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 2
	NIS	NIS	US Dollars
Expense arising from plans to grant shares and stock options	790	-	224

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

-

On June 4, 2020, the General Meeting of the Shareholders of the Company update the terms of the management agreements of each of Zwi Williger and Yosef Williger in their position as chairman of the Board of Directors joint active ("the joint heads"). For more details regarding the management agreement, see note 29.1 in the periodic report for 2020.

-

On March 14, 2023, a General Meeting of the Shareholders of the Company approved a new management services agreements pursuant to which Messrs. Yosef Williger and Zwi Williger are to serve as CEO of the company and chairmen of the Board of Directors, respectively.

The Company's shareholders also approved new terms of service for each of Mr. Zwi Williger and Mr. Joseph Williger, commencing as of January 1, 2023 as follows.

(a)   Monthly service fees of NIS 108,300 (USD 31.2 thousand) (excluding VAT).

(b)   Profit Related Bonus - an annual bonus determined according to measurable quantitative criteria:

-

Payment of the Measurable Bonus will be subject to achieving an average of the minimum operating profit of the Company before bonuses during the last three (3) years (i.e., the year in which the bonus is granted and the previous two (2) years)  (the “Bonuses” and "Average Operating Profit Before Bonuses", respectively) of at least NIS 40 million (USD 11.5 million) (the “Minimum Average Operating Profit before Bonuses”).

-

Subject to the Company's achieving or exceeding the Minimum Average Operating Profit before Bonuses, the Chairman/ CEO shall be entitled to receive a bonus in the following manneras: (i) a Bonus of 2.5% of the Average Operating Profit Before Bonuses for the amount exceeding above NIS 10 million (USD 2.9 million) and up to and including NIS 15 million (USD 4.3 million); (ii) a Bonus of 3% of the Average Operating Profit Before Bonuses for the amount exceeding above NIS 15 million and up to and including NIS 25 million (USD 7.2 million); (iii) a Bonus of 4.15% of Average Operating Profit Before Bonuses for the amount exceeding NIS 25 million and up to and including NIS 40 million (USD 11.5 million); (iv) a Bonus of 5% of the Average Operating Profit Before Bonuses for the amount exceeding above NIS 40 million and up to and including NIS 55 million (USD 15.8 million); and (v) a Bonus of 5.5% of the Average Operating Profit Before Bonuses for any amount exceeding above NIS 55 million.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 26 - Contingent liabilities and commitments (continued)

-

The maximum annual Bonus to be paid to the Chairman / CEO will not exceed an amount of NIS 2.4 million (USD 690.8 thousand).

(c) The Company will provide the Chairman/ CEO with use of a vehicle, the value of which shall not exceed NIS 400,000 (USD 115.1 thousand). The Company shall allow the Chairman/ CEO to use a vehicle exceeding the value of NIS 400,000, upon the Chairman's/ CEO 's request provided that the Chairman/ CEO will reimburse the Company with any amount exceeding NIS 400,000. The Company will cover all the operating expenses of the Company car (excluding fines), including grossing up the related tax. The Company estimates the annual amount of the Company car benefits in the total amount of NIS 300,000.

(d) Benefits in general, including the social benefits of the Chairman/ CEO and income tax payments, national insurance payments and other payments due to employees in respect of their employment, are to be paid for at the sole expense of the Chairman and CEO 's Management Company. The Chairman and CEO 's Management Company has undertaken to indemnify the Company with respect to any claims against the Company with respect to employer/employee relations.

(e) The Chairman/ CEO will be included in the D&O insurance policy available to the Company and its subsidiaries under the same terms as other officers of the Company, and he will be entitled to an exemption and indemnification letter, which is identical to the form of exemption and indemnification that was approved by the General Meeting of Shareholders on July 20, 2005 for all directors and officers of the Company. It is hereby clarified, that the exemption does will not be valid regarding apply to any decision or transaction of the Company, in which a controlling shareholder or other officer of the Company, (including a different officer than the officer that has been granted the exemption letter) has a personal interest.

-

On April 1, 1997, the parent Company, Willi-Food Investments Ltd., and the Company entered into an agreement for the provision of management, administration, bookkeeping, secretarial and controllership services. Pursuant to the said agreement, the parent company shall pay the Company a monthly amount for the said services and for external services that are provided at the same time to the parent Company and to the subsidiary by the same third party, such as legal services, auditing services, etc., but excluding unique and specific services that are provided to the parent Company or to the company.

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

-

On November 4, 2018 the Company filed a NIS 4,183,208 lawsuit against the Company’s former controlling shareholder – Mr. Gregory Gurtovoy and against five (former) Company directors and senior office holder - Israel Joseph Schneerson, Pavel Buber, Iram Ephraim Graiver. Ilan Menachem Admon and Zalman Vigler (hereafter jointly: the “Defendants”). According to the Company, the Defendants conspired to cause the use of millions of NIS of the Company funds as collaterals to loans extended to foreign private companies related to the Company’s controlling shareholders on dates which are relevant to the lawsuit without obtaining the required approvals from the Company’s directors and without issuing the required report to Company’s shareholders. The lawsuit is based on the claim that an agreement signed by the Company, whereunder it has allegedly invested in the bonds of a Czech company, is not a genuine agreement; rather, it is claimed, the purpose of the agreement was to assist the then controlling shareholders (Gregory Gurtovoy and others) to secure private loans extended by the Austrian bank Meinl, while using the company's funds for their concealed and inappropriate purposes. The Company demands that the Defendants compensate it for the funds that were not refunded to the Company (in NIS values) plus a compensation at the rate of the alternative yield and a compensation equal to the amounts paid by the Company to enable the refund of the funds. On January 24, 2019, the Defendants filed statements of defense, various motions (to dismiss in limine and/or delay the proceedings) and a counterclaim against Willi-food and against the Company as part of this proceeding. In their counterclaim the Defendants claims that they are entitled for funding of their legal defense and/or for indemnification and exemption from the Company in respect of the lawsuit and request the Court to order the Company to fund their legal defense against the Company’s lawsuit. Since the Defendants are accused of breaching their fiduciary duty to the Company, Company’s management is of the opinion that their claims on this matter will be rejected. On December 25, 2019, the Court issued a resolution which approves an application to give a Court ruling status to a compromise agreement signed between G. Willi-Food and Mr. Ilan Admon; according to the said compromise agreement, the mutual claims lodged on behalf of the parties in this filed were rejected without issuing an order for court costs. On April 10, 2022, a judgment was issued confirming the agreements between G. Willi-food and Mr. Pavel Buber and according to which the mutual claims filed on behalf of the parties in the case were rejected. The proceedings relating to the other defendants shall continue as planned.

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

According to the Company, throughout his term of employment as an office holder in the Company, the defendant has unlawfully taken from the Company salary, bonus in respect of 2016 and reimbursement of expenses. According to the Company, Mr. Graiver has done so while breaching his fiduciary duty and his duty of care towards the Company as well as the cogent provisions of the Companies Law, 5759-1999, whereby it is mandatory that payments of the type taken from the Company by Mr. Graiver are approved by the General Meeting of the Company’s shareholders; according to the Company, Mr. Graiver has not obtained such an approval. On November 2, 2017, a resolution was issued to join the hearings pertaining to the two proceedings described above. On November 26 2017 statements of defense were filed by the Company and Mr. Graiver and on March 7 2018 a preliminary hearing was held. The parties are in the process of document discovery and review. Proof hearing was held on January 15 2020. Second Proof hearing was held on June 7 2020.Third Proof hearing (and last) held on October 31 2021. On March 17, 2022, summaries were submitted on behalf of Mr. Graver, on July 7, 2022, summaries were submitted on behalf of the company. On August 14, 2022, response summaries were submitted on behalf of Mr. Graver. A judgment was given on November 27, 2022 and it was ruled that the company must pay an immaterial amount to Mr. Graver. both the company and Mr. Graver submitted requests to appeal the verdict also the company filed a request for a temporary stay order against the payment of the stipulated amount received on December 29, 2022. In light of the above, the company's management estimates that the registration, in the financial statements and in the notes to the financial statements regarding the procedure, is satisfactory.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 26 - Contingent liabilities and commitments (continued)

-

A lawsuit and a motion to approve it as class action was filed on May 7, 2020, against the Company and 2 other respondents to the central district court. The applicant claimed that the company marketed several products as products approved by the chief rabbinate of Israel before the actual rabbinate approval was obtained. Thus, the applicant alleges a violation of various laws. On February 27, 2022 the position of Chief Rabbinate was submitted to the court. On November 13, 2022, a pre-trial hearing was held, at the end of which it was agreed that the parties would submit within 30 days an agreed request to withdraw from the approval request. On December 4, 2022, a judgment was issued confirming the withdrawal arrangement signed between the parties. en the parties. Accordingly, the claim was dismissed and the request for approval has been removed.

-

On June 24, 2020, a lawsuit and request for approval as a representative was submitted to the Central District Court against the company, Euro Dairy Europe Ltd. and another respondent. According to the applicant, the company marketed a number of products with misleading labeling and contrary to the provisions of the law and the relevant standards. A hearing to hear the request was scheduled for June 14, 2023. At this stage, the Company and its legal advisors cannot assess the chances of the lawsuit.

-

A lawsuit and a motion to approve it as class action was filed on September 8, 2020, against Euro European Dairies to the Haifa district court. The applicant claimed that Euro European Dairies violated its obligations to import and market Gaude cheese in the quantities and prices it undertook as part of duty-free tenders. The applicant claims that he and the members of the group suffered damages in the amount of NIS 57 million. On March 15, 2022, the court granted the request for discovery of documents submitted on behalf of the applicant. The Company submitted a request to delay the proceedings and postpone the date of the hearing. A mediation meeting was held on February 26, 2023. At this early stage, the company and/or its legal advisors are unable to assess the chances of the lawsuit.

-

A lawsuit and a motion to approve it as class action was filed on August 2, 2021, against G. Willi-Food and another 5 respondents to the District Court. The applicant claimed that the Company marketed several products with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered financial damages in amount of NIS 100 million and Non-financial damages in amount of NIS 378 million. A pre-trial hearing is scheduled for May 14, 2023. At this early stage, the Company and/or its legal advisors are unable to assess the chances of the lawsuit, however experience shows that most lawsuits of this type do not proceed to the end and usually end in settlement agreements.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 26 - Contingent liabilities and commitments (continued)

-

A lawsuit and a motion to approve it as class action was filed on November 8, 2021, against the Company to the District Court. The applicant claimed that the Company marketed several products with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered damages in amount of NIS 57 million. A response was submitted on February 9, 2022. On November 14, 2022, a pre-trial hearing was held, at the end of which it was decided that the parties must reach agreements by December 15, 2022. On January 24, 2023, an agreed notification was submitted according to which the parties were unable to reach an agreement. At this preliminary stage, it is difficult to assess the chances of the application and prosecution.

-

On May 25, 2022, a request for a lawsuit and a request for approval as a representative was submitted to the Central District Court against the company. According to the applicant, the Company marketed a product with a misleading label and contrary to the provisions of the law and the relevant standards. The applicant claims that he and the other members of the group suffered monetary and non-monetary damage in the amount of NIS 2.5 million. A request for outright dismissal was submitted. A hearing for the request was held on March 12, 2023. The court recommended to the parties an outline of a compensated withdrawal. On March 19, 2023, the parties announced their agreement to withdraw.

-

On February 20, 2023, the Euro European Dairies (the Company) received, from the Ashdod Customs House, a notice of a charge for a deficit of NIS 1.75 million, which includes interest and fine. In the letter of demand, it is claimed that the company imported soft cheeses in a salt water solution and paid duty only for the weight of the cheese without the weight of the salt water solution. According to the customs house, customs must also be paid for the salt water solution. The Company intends to file an appeal to the customs house about the deficit and if necessary, will resort to legal proceedings at a higher court. According to the advice of its legal advisors at this stage the chances of success of the appeal are about 50% and accordingly the Company has registered a provision in its books.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 27 - Events during and after the reporting period

-

COVID 19 - In the first quarter of 2020, the corona virus began to spread around the world, an event declared by the World Health Organization as a global pandemic (the "crisis"). Most of the restrictions implemented in Israel to deal with the crisis have been removed, but the Israeli economy and the world economy are still in the process of recovery, with epidemiological developments and various waves of illness slowing down from time to time. The Company purchases its goods from about 150 suppliers around the world, including the Far East, Europe, the United States, South America and Israel. The rate of exit from the crisis varies from country to country so that different restrictions on the production of products by some of the company’s suppliers may apply, which may make it difficult for it to import goods in sufficient quantities from those suppliers. The Company is also facing an increase in the prices of the raw materials it purchases, the unavailability of containers in the world and significant increases in sea freight costs, which, in the company’s estimation, are due to the corona crisis in the world. The Company works to the best of its ability to maintain the rate of its customers. At this stage the Company is unable to estimate when this situation will change due to the recurring waves of illness, so the current time is still characterized by uncertainty.

This is a variable event whose scope and period of duration are not under the control of the Company and therefore it is unable to assess the full extent of the economic effects on its activity.

-

In February 2022, a military conflict began between Russia and Ukraine ("the conflict in Ukraine"), which as of the date of the report is still ongoing. According to the Bank of Israel's updated macro division forecast, the energy crisis in Europe and the ongoing war in Ukraine, together with the high inflation and monetary tightening and slowdown in China, contributed, among other things, to a moderation in economic activity in the world in 2022 and will continue to do so in 2023, to a significant increase in energy and commodity prices, as well as to disruptions in supply chains. At the time of the report, a trend of moderation in price increases in the world has begun, but it is not possible to estimate what the consequences of the ongoing conflict in Ukraine will be, if any, on the markets and economic activity in Israel and the world.

-

The company operates as a series and the company is not aware of any effects of the conflict in Ukraine on the company and its results beyond the above. At the same time, the company's management follows the developments, and will take actions as necessary.

-

It is emphasized and clarified that as of the date of approval of the report, this is still an 'unfolding' event, characterized by a certain degree of uncertainty. Therefore, the company's estimates regarding the possible consequences of the conflict in Ukraine constitute forward-looking information, as defined in the Securities Law, 1968. These estimates may not be realized or may be realized in a different way from the company's estimates, and this, among other things, due to circumstances beyond the company's control The company continuously monitors the developments and examines the consequences for its activities.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 27 - Events during and after the reporting period (continued)

-

On January 27, 2020, the Company announced that its Board of Directors had approved the appointment of Mrs. Einat Peled Shapira as the Company’s new CEO, effective as of March 10, 2020. On March 2, 2021, Mrs. Einat Peled Shapira submitted notice of her resignation as CEO of the Company, effective as of April 1, 2021.

-

On May 17, 2021, the Company announced that its Board of Directors had approved the appointment of Mr. Erez Winner as the Company’s active CEO..

-

On January 17, 2023, Mr. Erez Winner finished his position as the company CEO, but continues to provide management services to the company in the field of business development, building and manufacture.

-

On January 17, 2023, Mr. Yosef Williger was appointed as the company active CEO.

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

  -     On September 16, 2021, the Company’s Board of Directors announced a dividend distribution of NIS 60 million (NIS 4.33 per share).

   -      On March 15, 2022, the company's Board of Directors announced a dividend distribution in the amount of NIS 20 million (a total of NIS 1.44 per share).

-

On August 31, 2022, the company's Board of Directors announced a dividend distribution in the amount of NIS 20 million (a total of NIS 1.44 per share).

-

On November 24, 2022, the company Board of Directors announced a dividend distribution in the amount of NIS 15 million (a total of NIS 1.08 per share).

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 28 - Accounting policies

Revenue

Performance obligations and timing of revenue recognition:

The majority of the Company's revenue is derived from selling goods in the Israeli market with revenue recognized at a point in time when control of the goods has transferred to the customer. This is generally when the goods are delivered to the customer. However, for export sales, control might also be transferred when delivered either to the port of departure or port of arrival, depending on the specific terms of the contract with a customer. There is limited judgement needed in identifying the point control passes: once physical delivery of the products to the agreed location has occurred, the group no longer has physical possession, usually will have a present right to payment (as a single payment on delivery) and retains none of the significant risks and rewards of the goods in question.

Determining the transaction price:

Most of the Company's revenue is derived from fixed price contracts, therefore the amount of revenue to be earned from each contract is determined by reference to those fixed prices agreed with the customers. An exception to this principal is that in most cases, the Company enables specific customers to return products which they have not sold, despite that there is no agreement between the Company and its customers regarding such returns and the Company does not have such policy. Historical experience enables the Company to estimate reliably the value of good that will be returned and restrict the amount of revenue that is recognized such that it is highly probable that there will not be a reversal of previously recognized revenue when goods are return.

Allocating amounts to performance obligations

For most contracts, there is a fixed unit price for each product sold, with reductions given for bulk orders placed at a specific time. Therefore, there is no judgement involved in allocating the contract price to each unit ordered in such contracts (it is the total contract price divided by the number of units ordered). Where a customer orders more than one product line, the Company is able to determine the split of the total contract price between each product line by reference to each product’s standalone selling prices (all product lines are capable of being, and are, sold separately).

Inventories

Inventories are initially recognized at cost, and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Weighted average cost is used to determine the cost of the inventories.

The Company continuously reviews its inventory levels to identify slow-moving merchandise and markdowns necessary to clear slow-moving merchandise, which reduces the cost of inventories to its estimated net realizable value. Consideration is given to a number of quantitative and qualitative factors, including current pricing levels and the anticipated need for subsequent markdowns, aging of inventories, historical sales trends, and the impact of market trends and economic conditions. Estimates of markdown requirements may differ from actual results due to changes in quantity, quality and mix of products in inventory, as well as changes in consumer preferences, market and economic conditions. The Company’s historical estimates of these costs and its markdown provisions have not differed materially from actual results.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 28 - Accounting policies (continued)

The consolidated financial statements present the results of the Company and its subsidiaries as if they formed a single entity. Intercompany transactions and balances between group companies are therefore eliminated in full.

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

In determining whether the Company obtains substantially all the economic benefits from use of the asset, the Company considers only the economic benefits that arise from the use of the asset, not those incidental to legal ownership or other potential benefits.

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
(NIS in thousands)
(Cont.)

Note 28 - Accounting policies (continued)

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
(NIS in thousands)
(Cont.)

Note 28 - Accounting policies (continued)

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

Where a provision is measured using the cash flows estimated to settle the present obligation, it carrying amount is the present value of those cash flows.

When some or all of the economic benefits to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Share-based payments

Where equity settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the consolidated statement of comprehensive income over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

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
(NIS in thousands)
(Cont.)

Note 28 - Accounting policies (continued)

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
(NIS in thousands)
(Cont.)

Note 28 - Accounting policies (continued)

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

-          Fair value through profit or loss

Financial assets and liabilities at fair value through profit or loss are measured at fair value at the end of each reporting period They are carried in the statement of financial position at fair value with changes in fair value recognized in the consolidated statement of income in the finance income or expense line.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 28 - Accounting policies (continued)

Amortized cost

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