Form 20-F
period 2023-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2024-03-21
CIK 1030997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

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

The registrant had 13,867,017 ordinary shares, NIS 0.10 nominal value per share, as of December 31, 2023.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files):

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer," "accelerated filer” and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐ No ☐

PRESENTATION OF INFORMATION

In this annual report on Form 20-F (“Annual Report”), references to the “Company”,"Group", “we” and “us” refer to G. Willi-Food International Ltd. and its consolidated subsidiaries. References to “Willi-Food” refer to Willi-Food Investments Ltd., our controlling shareholder.

The Company presents its consolidated financial statements in New Israeli Shekels, the currency of the State of Israel. Unless otherwise specified or the context otherwise requires, references to “$”, “US$”, “Dollars”, “USD” and “U.S. Dollars” are to the United States Dollars and references to "NIS" are to New Israeli Shekels.

Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. Dollars or NIS as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of NIS into U.S. Dollars have been made at the rate of NIS 3.627= $1.00, the representative exchange rate on December 31, 2023.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company,” “Dividends,” “Operating and Financial Review and Prospects,” and “Quantitative and Qualitative Disclosures about Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, the risks set forth in "Item 3. Key Information – D. Risk Factors", including the following:

•	payment default by, or loss of, one or more of our principal clients; the loss of one or more of our key personnel;
•	market risks of our portfolio of marketable securities, such as changes affecting currency exchange rates;
•	termination of, or changes in, arrangements with our suppliers;
•	increasing levels of competition in Israel and other markets in which we do business;
•	increase or decrease in global product prices of food products;
•	our inability to accurately predict consumption of our products or changes in consumer preferences;
•	product liability claims and other litigation matters;
•	interruption to our storage facilities;
•	our insurance coverage may not be sufficient;
•	our operating results may be subject to variations from quarter to quarter;
•	our inability to successfully compete with nationally branded products;
•	our inability to successfully integrate our acquisitions;
•	our inability to protect our intellectual property rights;
•	significant concentration of our shares are held by one shareholder;
•	we are controlled by and have business relations with Willi-Food Investments Ltd. and its management;
•	the price of our ordinary shares may be volatile;
•	our inability to meet the Nasdaq Capital Market (“Nasdaq”) and the TASE listing requirements;
•	our inability to obtain and maintain regulatory qualifications or approvals for our products orsuccessfully comply with laws and regulations related to our activities in Israel;
•	our inability to maintain an effective system of internal controls;
•	cyber-attacks on the Company's information systems;
•	economic conditions in Israel;
•	changes in political, economic and military conditions in Israel, including, in particular, economic conditions in the Company’s core markets; and
•	our international operations may be adversely affected by risks associated with international business.

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

Risks Related to Our Business and Industry

We depend on a small number of principal clients who have in the past bought our products in large volumes. Our business may be materially affected if any of our major client's default on their payments to us.

Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivable. Despite our large number of clients (approximately 1,500 customers, 3,000 selling points in Israel and abroad), a major part of our sales is made to a limited number of customers. Our largest customer which owns, among other things, supermarkets which accounted for approximately NIS 60.4 million (which represents 11.1%) of our sales revenue during 2023. We generally do not require collateral from our big supermarket chain customers, although we do require collateral from most of our remaining clients in Israel to ensure security in collecting payments that are due to us. In addition, we buy credit insurance for many of our customers. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all reasonably anticipated losses in respect of trade receivable. There can be no assurance that this allowance will be adequate. In the event that any of our major client's default on their payment obligations to us, we will not possess sufficient security to collect the entire debt.

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

In order to reduce these risks, the Board has adopted the procedure of regularly removing available funds in the Company's accounts for management by internal investment manager. In addition, the Board has revised the Company's investment policy, has appointed members of the Board to the investment committee and has added both CEO and Chairman of the Board to the investment committee.

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

Although we have no supplier who supplies the majority of any of our products, we work with a limited number of key suppliers. If one or more of our key suppliers raises their prices, our operating results may be adversely affected. See risk factor below - "Increases or decreases in global product prices have in the past, and in the future, may continue to have a material adverse effect on our profitability". We believe that there are alternative suppliers for purchasing our products; however, we cannot assure that the products of the alternative suppliers will become immediately available and that the terms of purchase will be similar to those provided by current suppliers.

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

In addition, we are exposed to potential risks due to our purchase of most our inventory from countries outside the State of Israel. This inventory is transported through shipping companies and other forwarders until the inventory arrives to the various port in the State of Israel.  We are dependent on shipping companies and other forwarders, and we are exposed to changes in inventory transportation prices and the ability of the shipping companies and forwarders to move the volume of inventory required by our business in a timely manner and at all. Recently, a Yemeni rebel group, the Houthis, has launched a series of attacks on global shipping routes in the Red Sea, causing disruptions of supply chain as well as an increase in shipping costs. In the event these attacks continue, it may have a material adverse effect on our sales and profitability. See “- We may be affected by political, economic and military conditions in Israel and the Middle East.”

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

We store most of our products to be distributed to customers in one main location – a logistics center warehouse situated in Yavne, Israel. Any interruption to this storage facility, whether by power failure, flooding or otherwise, or due to the ongoing war on Hamas, would have a material impact on our ability to trade in the ordinary course of our business.  For more information, please see " - We may be affected by political, economic and military conditions in Israel and the Middle East".

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

We market certain products under the trademarks “Willi-Food”, "Euro European Dairies", "Donna Rozza", "Manchow", “Gold Frost”, "Tifeeret", "The Chef Dish", "Art Coffe", "Mr Chang", "Muchi", "Euro Butter", "Euro Spread", "Euro Cheese", Euro Cream", "Euro Dessert", "Euro Veg", "Ha-Bulgaria ", "Gelato", "Pinukim", "Emma", "Better Food", "Kidoos", "Italpizza" and "TenBo". Although we have registered trademarks for these brands, we cannot assure that the degree of protection from this registration will be sufficient to protect our rights in these trademarks.

One shareholder owns a majority of our shares.

As of March 21, 2024, Willi-Food Investments Ltd., an entity controlled by Messrs. Zwi Williger and Joseph Williger, owned approximately 59.14% of our outstanding shares. Our Articles of Association do not provide for cumulative voting rights with respect to the election of directors and every resolution in a general meeting of shareholders is deemed duly passed if passed by a simple majority of the shareholders present and voting unless another majority is required by the Israeli Companies Law (the “Companies Law”) or by our Articles of Association. Therefore, our controlling shareholders are able to control the outcome of matters requiring shareholder approval that do not require a special majority.

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

We previously failed to comply with Nasdaq’s requirement to hold an annual meeting of Shareholders no later than one year after the end of the Company's fiscal year-end and although we regained compliance within the grace period, we may fail to comply with the requirement to hold an annual meeting timely or any other listing requirements, and our shares may be delisted if we are unable to regain compliance with Nasdaq rules within the applicable grace periods

On January 4, 2023, we received a notification letter (the “Notification Letter”) from The Nasdaq Capital Market advising us that we had not held an annual meeting of shareholders within twelve months of the end of our fiscal year ended December 21, 2021 as required for continued listing under Nasdaq Listing Rule 5620(a) (the “Annual Meeting Rule”). We were provided 180 calendar days to regain compliance with the Annual Meeting Rule. On February 7, 2023, we were informed by Nasdaq that we regained compliance with the requirement to hold an annual general meeting timely under the Annual Meeting Rule after we informed Nasdaq of our plan to regain compliance and holding a general shareholder meeting on March 14, 2023

However, we may in the future fail to comply with Nasdaq Listing Rule 5620(a) to hold an annual meeting of Shareholders no later than one year after the end of the Company's fiscal year-end again or any other listing requirements under the Nasdaq Capital Market regulations and listing requirements such as to minimum share price, minimum net income, minimum number of shareholders and public float and other requirements. In addition, under Nasdaq’s Listing Rules, any company whose shares have a closing bid price less than $1.00 for 30 consecutive business days may be subject to a delisting proceeding by Nasdaq.

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

We are incorporated under the laws of the State of Israel, our principal offices are located in central Israel and all of our officers, employees and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel have a direct influence on us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect our operations. During 2012, 2014, 2021, 2022 and 2023, Israel was engaged in armed conflicts with Hamas, a militia group and political party operating In the Gaza Strip. This conflict involved missile strikes by Hamas against civilian targets in various parts of Israel and negatively affected business conditions in Israel. Ongoing or revived hostilities related to Israel may have a material adverse effect on our business and on our share price. The political uncertainty in surrounding countries, including Syria, is affecting the political stability of that country. This instability may lead to deterioration of the political relationships that exist between Israel and neighboring countries and has raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran is believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular.

In October 2023, Israel’s security cabinet declared war on Hamas, a militant organization located in the Gaza Strip.  Following the commencement of this war, hostilities intensified between Israel and Hezbollah, a militant organization located in Lebanon. The war led to a curtailment of business activities in Israel, evacuation of villages and towns bordering the Gaza Strip and in the north of Israel, a significant call‑up of military reserves (including two of our senior executive employees), limitations on gatherings in places of work and public areas, restrictions on carrying on the operation of schools in the educational system and lower availability of work force. These consequences and restrictions minimized Israeli business operations and affected the country's economic activity.

Additionally, a Yemeni rebel group, the Houthis, has launched a series of attacks on global shipping routes in the Red Sea, causing disruptions of supply chain as well as an increase in shipping costs. As a result of these attacks, many shipping companies have decided to stop sailing in the Red Sea, which is a significant sea trade route between the Far East and Israel. These developments have increased the transport time from the Far East, causing a delay in the receipt of goods, and increased the costs of marine transportation. As approximately 35% of our products are imported from the Far East, we have been negatively affected by the extended transport time and delay in receipt goods as well as the increase in shipping costs. In the event, these attacks continue, it may have a material adverse effect on our sales and profitability.

Many Israeli citizens are obligated to perform annual military reserve duty for periods ranging from several days to several weeks until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, the Israeli military called up several hundred thousand of its reserves for active service. To date, our operations have not been disrupted by the war but we cannot assure that this will be the case in the future. Such disruption could materially adversely affect our business, financial condition and results of operations. Our commercial insurance does not cover property, asset or operational losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently reimburses for the value of direct damages that are caused by terrorist attacks or acts of war, and if certain conditions are met covers indirect damages (up to limited amounts) as well, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business.

Additionally, in connection with the war on Hamas, several Arab countries restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. From time-to-time pro-Arab organizations in various locations around the world promote local boycotts of products from Israel. Prompted by political, religious or other factors, these and other restrictive laws or policies directed towards Israel and Israeli businesses may affect our financial condition and results of operations.

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

We purchase food products from over 150 suppliers located in Israel and around the world, including the Far East (China, India, the Philippines and Thailand and more), Eastern Europe (Poland, Lithuania and Latvia and more), South America (Ecuador), the United States, Canada, Western and Central Europe (the Netherlands, Belgium, Monaco, Germany, Sweden, Switzerland, Denmark, and France) and Southern Europe (Spain, Portugal, Italy, Turkey and Greece) and more. Therefore, we are subject to certain risks that are inherent in an international business. These include the adverse effects on our operations from:

o	War, such as the current war in Israel for more information, see “– We may be affected by political, economic and military conditions in Israel and the Middle East”;

o	varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

o	tariffs, customs, duties, quotas and other trade barriers;

o	global or regional economic crises;

o	difficulties in managing foreign operations and foreign distribution partners;

o	longer payment cycles and problems in collecting trade receivable;

o	fluctuations in currency exchange rates;

o	political risks;

o	foreign exchange controls which may restrict or prohibit repatriation of funds;

o	export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

o	seasonal reductions in business activity in certain parts of the world;

o	potentially adverse tax consequences; and

o	Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.

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

CAPITAL EXPENDITURES

Our capital expenditures were $6.3 million, $3.8 million and $2.0 million for the three years ended December 31, 2023, 2022 and 2021, respectively. For more information, see "Item 4. Information on the Company – D. Property, Plants and Equipment".

B.	BUSINESS OVERVIEW

Overview

The Company is an Israeli-based company specializing in high-quality, great-tasting kosher food products. The Company is engaged, directly and through subsidiaries, in the design, import, marketing and distribution of a wide variety of over 650 food products world-wide. In the year ended December 31, 2023, substantially all of our revenue was generated in Israel, with less than 0.5 % of our revenue resulting from exports outside Israel.

The Company purchases food products from over 150 suppliers located in Israel and throughout the world, including from the Far East (China, India, Vietnam, the Philippines and Thailand), Eastern Europe (Poland, Lithuania and Latvia), South America (Ecuador and Peru), Western and Central Europe (the Netherlands, Belgium, Austria, Germany, Sweden, Switzerland, Denmark, and France) and Southern Europe (Spain, Italy, Turkey and Greece) and more.

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

As of March, 21, 2024, the Company’s principal shareholder, Willi-Food Investments Ltd, held approximately 59.14% of our ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”. Willi-Food’s securities are traded on the Tel Aviv Stock Exchange.

Business Strategy

The Company’s principal business strategy is:

•
to promote the “Willi-Food” brand name and other brand names used by the Company (such as "Euro European Dairies") and to increase market penetration of products through marketing efforts and advertising campaigns;

•	to expand our current food product lines and diversify into additional product lines, as well as to respond to market demand;

•	to enter new fields of activity/operating segments;

•	Expand the company's activities by improving its logistics system, including investing in the construction of a new logistics center;

•	utilizing management’s expertise in identifying market demand and preferences, as well as its supplier sourcing abilities too;

•	continue to locate, develop and distribute additional food products, some of which may be new to Israeli consumers;

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

The principal products in our import segment product line are as follows

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

Product Information

The products that generated the largest sales volume for the year ended December 31, 2023 were dairy and dairy substitute products 39.2% of sales), canned vegetables 14.1% of sales), cereals, rice and pastas products 11.3% of sales) and fish products 13.8% of sales).

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

In 2023, we purchased several products from two suppliers, each of which accounted for more than 11% of our total purchases in 2023.

The average volume of our credit balance with our suppliers in 2023 was NIS 23 million (US$ 6.1 million) consisting of 25 days of supplier's credit on average.

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

The first group of customers above includes the large retail food marketing chains: Shufersal Ltd, Rami-Levy Ltd, Osher-Ad, Viktory, Yohananof, Mahsanei Hashuk, Hazi Hinam, Freshmarket and others. Large retail food marketing chains usually have dozens of stores with nationwide deployment.

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

A number of provisions the Israeli "Promoting Competition in the Food Industry" law (the "Food Law") apply to the Company, including a prohibition on any interference on the part of a supplier in a retailer’s determination of the consumer price that such retailer will collect on another suppliers’ merchandise, or the terms of such sale; a prohibition on retailers interfering in any way with a supplier’s determination regarding what products to sell other retailers and what prices to charge for those products, or the terms of such sale; a ban on suppliers transferring payments (in cash or cash equivalents) to a large retailer, other than by lowering the price per unit of a product, subject to certain exceptions; a prohibition on interfering in any way in the price per product collected by a retailer for that supplier’s products, the allocation of any share of sales space for that supplier’s products, the purchase of products provided by that supplier on any scale in proportion to the retailer’s purchase of the product from alternative suppliers; and a prohibition on interfering in the purchase or sale of products provided to a retailer by another supplier, including quantities and purchase targets, sales space allocated to another supplier in stores and other commercial terms. In 2023, the Company had one retail customer that is considered a large retailer according to the Food Law. The Company’s sales to this customer exceeded 10% of its income in 2023. As a result, the Company's interaction with this customer is required to meet certain principles for engagement, including those impacting commercial agreements, logistics and monetary collection.

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

The Company's sales by customer group for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Percentage of Total Sales Year Ended December 31
Customer Group	2023	2022	2021
Large retail supermarket chains	54%	54%	50%
Other customers	46%	46%	50%
	100%	100%	100%

The table below shows the Company's revenues from major groups of products that contributed 10% or more to the Company's total revenues in the years 2021 to 2023:

	Year ended December 31,
	2023	2022	2021	2023
	NIS	NIS	NIS	US Dollars
Canned Vegetables and Pickles	76,740	70,398	59,844	21,158
Dairy and Dairy Substitute Products	212,728	188,738	196,589	58,651
Canned Fish	74,750	62,270	56,064	20,609
Cereals, rice and pastas	61,573	61,350	62,712	16,976
Non-banking credit	-	-	276	-
Oils	43,058	44,241	23,025	11,872
Other	74,413	71,328	55,703	20,516

The average aggregate receivable balance of the Company's customers with the Company in 2023 was NIS 163 million (USD 44.9 million) and the average time period within which our trade receivable was paid was 93 days.

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

The Company generally has no written agreements with its customers, nor are its arrangements with its customers on an exclusive or binding basis. The Company generally extends its customers approximately 60-90 days credit, and in limited cases more than 90 days credit, beginning at the end of the month in which the sale took place. Most of the large retail supermarket chains generally effect payment by wire transfers or cash payments on the due date, while other customers are generally required to provide post-dated promissory notes at least one month prior to the date of the expected payment. The Company does not require large retail supermarket chains to provide any kind of security for payments; however, other customers may be required to provide security, including personal guarantees.

Sales are made by the placement of customers’ orders (except for part of the dairy and dairy substitute products), which are directed to the Company’s regional office and placed by the sales personnel or directly by the customers. Orders are delivered by the Company’s transport network and by independent transporters. In certain cases, the Company transports products directly from port to customers, utilizing the services of independent transporters. In some instances, the Company transfers the merchandise to the logistics centers of the supermarket chains, and the supermarket chains themselves are responsible for the distribution of the merchandise to their chain stores for a commission charged to the Company.

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

With imported products, the Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 70 days. Occasionally, the Company may take advantage of low-priced merchandise and purchase larger amounts than usual of a product with long shelf life. In those cases, the inventory may be sufficient to meet market requirements for more than 70 days. Products ordered by customers in full container loads are generally forwarded directly to the customers’ facilities without being stored in the Company’s facilities. The Company does not regularly maintain a significant backlog of orders from customers; orders received by customers are generally filled within one week. The Company’s inventory as of December 31, 2023 amounted to NIS 62 million (USD  17million) compared with NIS 71.9 million (USD 20.4 million) as of December 31, 2022.

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

The Company also markets cheeses and cheese substitutes such as "Ha-Bulgaria", which was registered in Israel in June 2009.

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

The Company also markets other products which are in the process of being registered in Israel, such as "Super Kidos", "Better Food", "Lucky Cat Ice-Cream", "Muchi Ice-Dessert" and "Super Kidoos" ,"Ten-Bo".

Other products marketed by the Company under their original brand names are “Completa”, "Del Monte", "Danesita", "Fiorentini", "Pils", "Wyke", "Muratbey", "Nobeleza Gaucha", "Sera", "Daawat", "Zanetti", "Ferro", "Hahne", "Pastor", "Valio", "Italpizza" and "Kolios".

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

Customs duties and charges are levied on a portion of the Company’s products imported into Israel. In addition, the Company is required to obtain import licenses for the import of certain food products from the Ministry of Economy. The Company has also obtained the necessary authorization required by the Ministry of Health (Food Authority) for the import of all of its food products to Israel. The Company’s products are packaged by various manufacturers and suppliers abroad and labeled in Hebrew, English and, in certain cases, Arabic and Russian, according to the Company’s instructions and the requirements of the Israeli authorities. In the past, the Company has occasionally been found to have mislabeled packages, as a result of which it was required to pay an immaterial number of fines.

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

              During January 2023, the Minister of Finance signed an order to cancel the customs duty on a variety of cheese products. As part of the decree, an exemption applies, among other things, to the import of soft cheeses with a fat percentage less then 5%, an exemption to the import of fresh soft mozzarella cheese, an exemption to the import of haloumi cheese, and more.

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

In addition to the current logistics center, the Company makes use of so-called "free" warehouse services. For such services, the Company is charged only for storage per container or pallet. The Company's expenses for usage of free warehouses services were NIS 4,953 thousand (USD 1,366 thousand) for the year ended December 31, 2023 and NIS 4,489 thousand (USD 1,275 thousand) for the year ended December 31, 2022.

As of December 31, 2023, the Company owned ten refrigeration trucks (each with a capacity of 12 tons), ten refrigeration trucks (each with a capacity of 15 to 26 tons), five combined trucks (each with capacity of 26 tons) and four private cars. As of December 31, 2023.

During 2021, the Company began obtaining the approvals and permits required for the expansion of its own logistics center located in the Yavne industrial zone. In March 2023, the Company received the building permit. The estimated duration of work is approximately 24 months and the start date of the new logistics center activity is expected to be at the middle of 2025. Once completed, the logistics center expansion will provide the Company with additional storage of approximately 12,000 cooled / frozen surfaces compared to 8,500 dry / cooled / frozen surfaces currently available to the Company. The estimated cost of the entire project is approximately NIS 110 million (NIS 9.4 million invested during 2022 and NIS 21.9 million invested during 2023). Schedule and costs estimates may vary as a result of events beyond the Company's control and changes in commercial terms.

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

Revenue is measured and in accordance with the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. receivable under the terms of the contract, net of the amounts collected on behalf of third parties (such as taxes).

Revenue is recognized in the consolidated statements of income at a point in time when control of the goods has transferred to the customer. This is generally when the goods are delivered to the customer.

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

A.          RESULTS OF OPERATIONS

The following table sets forth for the periods indicated the correlation (in percentages) between items from the Company’s statements of operations to its total sales for such periods:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenues	543,262	498,325
Cost of Sales	422,695	355,228
Gross Profit	120,567	143,097
Selling Expenses	74,216	74,106
General and Administrative Expenses	26,110	24,117
Other Income	(109)	(222)
Operating profit	20,350	45,096
Financial Income, Net	18,842	8,878
Profit before taxes on income	39,192	53,974
Taxes on income	(7,536)	(12,410)
Net Income	31,656	41,564

Year Ended December 31, 2023 compared with Year Ended December 31, 2022

   Revenues for fiscal year 2023 increased by 9.0% to NIS 543.3 million (USD 149.8 million) from NIS 498.3 million (USD 137.4 million) recorded in fiscal year 2022. Sales increased mainly due to increases (i) in the range of the Company's products, (ii) in our inventory levels and its availability for the demand of our products, (iii) in the Company’s efforts to improve visibility of the Company’s line of products in stores and (iv) in advertising and promotional campaigns.

   Cost of sales for fiscal year 2023 increased by 19.0% to NIS 422.6 million (USD 116.5 million), or 77.8% of revenues, from NIS 355.2 million (USD 97.9 million), or 71.2% of revenues, recorded in fiscal year 2022. The increase in cost of sales was primary due to increased costs of the Company’s imported products and due to significant increases in shipping costs.

   Gross profit for fiscal year decreased by 15.7% to NIS 120.6 million (USD 33.3 million), or 22.2% of revenues, from NIS 143.1 million (USD 39.4 million), or 28.7% of revenues, recorded in fiscal year 2022. The decrease in gross profit and gross margins was mainly due to increased costs of the Company’s imported products.

Selling expenses for fiscal year 2023 were NIS 74.2 million (USD 20.5 million), or 13.6% of revenues, remaining at the same level compared to NIS 74.1 million (USD 20.4 million), or 14.9% of revenues recorded in fiscal year 2022. The decrease of selling expenses as a percentage of revenues was mainly due to a decrease in advertising costs.

General and administrative expenses for fiscal year 2023 increased by 8.3% to NIS 26.1 million (USD 7.2 million), or 4.8% of revenues, from NIS 24.1 million (USD 6.6 million), or 4.8% of revenues, recorded in fiscal year 2022. The increase in general and administrative expenses was primarily due to an increase in management compensation, including grants made under the Company's option plan.

Operating profit for fiscal year 2023 decreased by 54.9% to NIS 20.4 million (USD 5.6 million), or 3.7% of revenues, from NIS 45.1 million (USD 12.4 million), or 9.0% of revenues, recorded in fiscal year 2022. The decrease in operating profit was primarily due to an increase in cost of sales.

Financial income, net, for fiscal year 2023 amounted to NIS 18.8 million (USD 5.2 million), compared to NIS 8.9 million (USD 2.5 million) recorded in fiscal year 2022. Financial income, net for fiscal year 2023 comprised mainly of income from interest and dividend income from the Company’s portfolio of securities in an amount of NIS 14.3 million (USD 3.9 million) and income from revaluation of the Company’s portfolio of securities to fair value in the amount of NIS 5.3 million (USD 1.5 million), offset by expenses from other finance expenses in an amount of NIS 1.5 million (USD 0.4 million). Financial income, net for fiscal year 2022 comprised mainly of income from interest and dividend income from the Company’s portfolio of securities in an amount of NIS 9.0 million (USD 2.5 million) and exchange rate differences in an amount of NIS 4.4 million (USD 1.2 million), offset by expenses from revaluation of the Company’s portfolio of securities to fair value in an amount of NIS 3.8 million (USD 1.0 million).

   Profit before taxes on income for fiscal year 2023 decreased by NIS 14.8 million (USD 4.1 million), to NIS  39.2million (USD 10.8 million) from NIS 54.0 million (USD 14.9 million) recorded in fiscal year 2022.

   Taxes on Income for fiscal year 2023 decreased by 39.2% to NIS  7.5million (USD  2.1million) from NIS 12.4 million (USD 3.4 million) recorded in fiscal year 2022. For more information see Note 10 (Taxes on income) of our financial statements for the year ended December 31, 2023 included in this report.

   Net profit for the year for fiscal year 2023 was decreased by 23.8% to NIS 31,656 thousand (USD 8,728 thousand), or NIS 2.28 (USD 0.63) per share from NIS 41,564 thousand (USD 11,459 thousand) or NIS 3.00 (USD 0.83) per share recorded in fiscal year 2022.

Year Ended December 31, 2023 compared with Year Ended December 31, 2022

   This analysis can be found in Item 5 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

B.          LIQUIDITY AND CAPITAL RESOURCES.

The Company’s operations are funded mainly through its own equity and cash flows from its operating activities. In addition, the Company has unutilized bank credit lines.

As of December 31, 2023, cash and cash equivalents were NIS 137.5 million (USD 37.9 million), compared to NIS 150.6 million (USD 41.5 million) as of December 31, 2022.

As of December 31, 2023, financial assets at fair value through profit or loss were 102.2 million (USD 28.2 million), compared to NIS 116.8 million (USD 32.2 million) as of December 31, 2022.

Net cash provided by operating activities

During the fiscal years ended December 31, 2023 and 2022, net cash from operating activities was approximately NIS 33.7 million (USD 9.3 million) and 14.1 million (USD 3.9 million), respectively. The change was primarily due to the net profit of the company in amount of NIS 31.7 million (USD 8.7 million) with adjustments, necessary to the presentation of the cash flows in the amount of NIS 1.6 million (USD 0.4 million), of increase/decrease in inventory, trade receivables and other receivables, trade and other payables, etc.

Net cash from investing activities

During the fiscal year ended December 31, 2023 net cash from investing activities was approximately NIS 4.7 million (USD 1.3 million) compared to net cash used in investing activities NIS 8.3 million (USD 2.3 million) in fiscal year ended December 31, 2022. The Company’s investing activities consist primarily of proceeds from sales of marketable securities, net and acquisition of property plant and equipment mainly from investing in the new logistic center.

Net cash used in financing activities

During the fiscal years ended December 31, 2023 net cash used to finance activities was approximately NIS 42.4 million (USD 11.7 million) compared to net cash used to financing activities of approximately NIS 57.1 million (USD 15.7 million) in fiscal year ended December 31, 2022. Financing activities in 2023 was primarily due of dividend distribution.

Cash requirements

The Company’s cash requirements, net, during the years ended December 31, 2023 and 2022 were met primarily through its working capital. As of December 31, 2023, the Company had working capital of NIS 444.0 million (USD 122.4 million) compared to working capital of NIS 470.6 million (USD 129.7 million) as of December 31, 2022. The Company believes that its working capital is sufficient for its present requirements.

Trade receivables

The Company’s trade receivable balance as of December 31, 2023 and 2022 was NIS 160.4 million (USD 44.2 million) and NIS 165.8 million (USD 45.7 million), respectively. The average time period within which our trade receivable was paid was 93 days in 2023 and in 2022.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The exchange rate of the U.S. Dollar was NIS 3.627 on December 31, 2023 compared to NIS 3.52 on December 31, 2022.

The annual rates of inflation in Israel during the year ended December 31, 2023 was 3.4% while during such period the revaluation of the NIS against the U.S. Dollar was approximately 3.0%

A revaluation of the NIS in relation to the U.S. Dollar has the effect of increasing the U.S. Dollar value of any assets of the Company which consist of NIS or receivables payable in NIS. Such a revaluation also has the effect of increasing the U.S. Dollar amount of any liabilities of the Company which are payable in NIS (unless such payables are linked to the Dollar). Conversely, any decrease in the value of the NIS in relation to the U.S. Dollar has the effect of decreasing the U.S. Dollar value of any linked NIS assets of the Company and the U.S. Dollar amount of any linked NIS liabilities of the Company.

The dollar cost of the Company’s operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by the devaluation of the NIS in relation to the U.S. Dollar.

Guarantees and Pledges

Other than letters of credit granted by the Company to some of its suppliers, the Company has no obligation or use credit lines to the banks or to other party. The outstanding amount of such letters of credit as of December 31, 2023 was approximately NIS 1.9 million (USD 0.5 million).

The Company provides bank guarantees which most of it for the purpose of securing its obligations to sell products at a subsidized price to the end consumer as part of the procedure for obtaining import quotas from the Ministry of Economy for various products, mainly cheeses. The total bank guarantee that the Company provided as of December 31. 2023 was NIS 5.9 million.

C.          RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Not applicable          .

D.          TREND INFORMATION

In recent years, there has been an increase in the offerings of lower cost private label products by the large retail chains which compete with our products, resulting in a greater price competition and an increase in our cost of sales as a percentage of total revenues.

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

In addition, various macro-economic factors impact the food industry, including the macro-economic environment in Israel, which includes the following:

Local activity – According to the Bank of Israel, GDP is expected to grow at the rate of 2.8% and 3.5% in the years 2023 and 2024, respectively. This growth is expected to be driven by accelerated private consumption, continued investment in assets and the continuation of extensive export activity.

Labor market activity – There was a decline in the unemployment rate from 4.3% at the end of 2022 to 3.3% at the end of 2023.

Inflation environment – The annual inflation rate in Israel in 2023 was 3.4%. However, the rate of inflation in Israel is lower than its rate in most developed countries. Inflation expectations for longer terms (over two years) continue to be anchored in the target area. The company's activity is exposed to risks arising from changes in the inflation rate. As of the date of this report, the company has not entered into agreements and/or index-linked loans in 2023.

Fiscal policy – Against the background of the war, the deficit in the government budget increased in 2023 and amounted to 4.2% of GDP comparing to a rate of 0.6% of GDP in 2022. The deficit in the updated budget for 2024 is expected to be 6.6 percent of GDP and the debt-to-GDP ratio is expected to rise to 66% at the end of 2024, from a rate of about 60% on the eve of the war. The costs of the war aside from the defense and civil expenses and the loss of income are estimated by more than NIS 200 billion. On January 15, 2024, the government approved the updated state budget for 2024, which includes budget adjustments amounting to 17 billion NIS for 2024 and 2025.

Monetary policy – During the second half of 2023, the Bank of Israel left the interest rate unchanged at a restraining level of 4.75%. At the beginning of 2024, on January 1, the Monetary Committee decided to reduce the interest rate by 0.25%, to 4.5%.

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

E.          CRITICAL ACCOUNTING ESTIMATES AND INDICATE

N/A as the Company prepared its financial statements under IFRS

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          DIRECTORS AND SENIOR MANAGEMENT

The directors, executive officers and key employees of the Company as of the date of this Annual Report are as follows:

Name	Age	Position with the Company
Joseph Williger	67	Director, and Chief Executive Officer
Zwi Williger	69	Director, Chairman of the Board
Victor Bar (1) (2)	59	Director
Erez Winner	55	Senior Officer (business development logistic operation and building)
Yitschak Barabi	39	Chief Financial Officer
Ran Asulin	40	Chief Trade and Selling Officer
Lior Laser	49	Deputy Chief Executive Officer
Einav Bar (1) (2)	52	External Director
Idan Ben-Shitrit (1) (2)	49	External Director

(1) (2)	Member of the Audit Committee Member of the Compensation Committee

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

B.          COMPENSATION

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2023. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with management fees, salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2023, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exemption in accordance with applicable law and our articles of association.

Name and Principal Position	Salary (1)	Management Fees (2)	Bonus (3)	Options (4)	Total
	NIS thousands
Zwi Williger (4) Chairman of the Board	-	1,367	1,284	-	2,651
Joseph Williger (4) CEO and Former Co-Chairman of the Board	-	1,369	1,284	-	2,653
Yitschak Barabi Chief Financial Officer	720	-	60	268	1,048
Ran Asulin Chief Trade and Selling Officer	695	-	60	268	1,023
Erez Winner Senior officer (business development logistic operation and building) and Former CEO	876	-	60	-	936

(1)	Includes car and mobile phone benefits.
(2)	Includes tax gross-up payments.
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

Terms of Service of Each of Mr. Zwi Williger and Mr. Joseph Williger

On June 4, 2020, the shareholders approved an amendment to the Management Services Agreements pursuant to which each of Mr. Zwi Williger and Mr. Joseph Williger will act as an active co-Chairman of the Board of Directors in a 100% full-time position. Pursuant to the amendment, as of January 1, 2020 and for a period of three years, the maximum annual Measurable Bonus to be paid to a co-chairman will not exceed the amount set forth in the Company’s Revised Compensation Policy, NIS 2.5 6 million (currently approximately USD 0.8 7 million), provided that the Company’s annual minimum operating profit before bonuses exceeds NIS 30 million (currently USD 98.33 27 million).

The main terms and conditions of each of the Management Services Agreements, as amended on June 4, 2020, are as follows:

 (a)          Monthly service fees of NIS 108,000 300 (currently approximately USD 29.8 9 thousand) (excluding VAT).

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

(b)          Profit Related Bonus - an annual bonus determined according to measurable quantitative criteria:

 Payment of the Measurable Bonus will be subject to achieving an operating profit target before bonuses to all Company’s officers (the “Bonuses”) of at least NIS 30 million (currently approximately USD 8.27 million) (the “Minimum Operating Profit before Bonuses”).

Achieving or exceeding the Minimum Operating Profit before Bonuses the co-Chairman will entitle to receive a bonus in the following manner: (i) a Bonus of 2% of the actual operating profit before Bonuses up to and including NIS 10 million (currently approximately USD 2.76 million); (ii) a Bonus of 3% of the actual operating profit before Bonuses above NIS 10 million and up to and including NIS 15 million (currently approximately USD 4.14 million); (iii) ) a Bonus of 4% of the actual operating profit before Bonuses above NIS 15 million and up to and including NIS 20 million (currently approximately USD 5.51 million); (iv) a Bonus of 5% of actual operating profit before Bonuses exceeding NIS 20 million.

The maximum annual Measurable Bonus to be paid to the co-chairman will not exceed NIS 2.5 million (currently approximately USD 0.69 million).

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

(e)          The Company will provide the co-Chairman with use of a vehicle, the value of which will not exceed the amount of NIS 400,000 (currently approximately USD 110,284). The Company will cover all the operating expenses of the Company car (excluding fines), including grossing up the related tax. In case, at the request of the co-Chairman, the value of the vehicle will exceed the amount of NIS 400,000, the co-Chairman will reimburse the Company with any amount exceeding NIS 400,000.

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

(a)          Monthly service fees of NIS 108,300 (USD 29.9 thousand) (excluding VAT).

(b)          Profit Related Bonus - an annual bonus determined according to measurable quantitative criteria:

-             Payment of the Measurable Bonus will be subject to achieving an average of the minimum operating profit of the Company before bonuses during the last three (3) years (i.e., the year in which the bonus is granted and the previous two (2) years) (the “Bonuses” and "Average Operating Profit Before Bonuses", respectively) of at least NIS 40 million (USD 11.0 million) (the “Minimum Average Operating Profit before Bonuses”).

-            Subject to the Company's Achieving or exceeding the Minimum Average Operating Profit before Bonuses, the Chairman/ CEO shall be entitled to receive a bonus in the following manners follows: (i) a Bonus of 2.5% of the Average Operating Profit Before Bonuses for the amount exceeding above NIS 10 million (USD 2.8 million) and up to and including NIS 15 million (USD 4.1 million); (ii) a Bonus of 3% of the Average Operating Profit Before Bonuses for the amount exceeding above NIS 15 million and up to and including NIS 25 million (USD 6.9 million); (iii) a Bonus of 4.15% of Average Operating Profit Before Bonuses for the amount exceeding NIS 25 million and up to and including NIS 40 million (USD 11.0 million); (iv)  a Bonus of 5% of the Average Operating Profit Before Bonuses for the amount exceeding above NIS 40 million and up to and including NIS 55 million (USD 15.1 million); and (v) a Bonus of 5.5% of the Average Operating Profit Before Bonuses for any amount exceeding above NIS 55 million.

-              The maximum annual Bonus to be paid to the Chairman / CEO will not exceed an amount of NIS 2.4 million (USD 661.7 thousand).

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

Terms of Office and Employment of Mr. Yitschak Barabi, Chief Financial Officer of the Company

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

Terms of Office and Employment of Mr. Ran Asulin, Chief Trade and Selling Officer of the Company

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

Aggregate Compensation of Directors and Officers

The aggregate compensation paid by the Company to its directors and officers as a group for the fiscal year 2023 was approximately NIS 6.8 million (USD 1.9 million), excluding bonuses in an aggregate amount of approximately NIS 2.9 million (USD 0.8 million) paid to Messrs. Joseph and Zwi Williger and other officers. These amounts include all contingent or deferred compensation payable to directors or officers during fiscal year 2023. These amounts also include payments to non-executive directors in the aggregate amount of approximately NIS 0.3 million (USD 0.1 million) during fiscal year 2023.

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

The company decided not to renew the insurance policy for directors and officers for the years 2022-2023.

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

Compensation. The Israeli Companies Law requires that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. Similarly, the terms of service and engagement of any officer other than the CEO must receive the approval of the compensation committee and board of directors. However, shareholder approval is only required if the compensation of such officer other than the CEO is not in accordance with the compensation policy. This compensation policy is required to take into account, among other things, providing proper incentives to directors and officers, taking into account the risk management of the Company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director. Following the approval of the Compensation Committee and Board, a newly revised Compensation Policy was approved by the Company shareholders on March 14, 2023, for a period of three years commencing on January 1, 2023. For more information on the Company's Compensation Policy, see "Item 6. Directors, Senior Management and Employees – B. Compensation". In accordance with the Israeli Companies Law the compensation policy must be re-approved every three years, in the manner described above. The Compensation Committee is responsible for reviewing from time to time the compensation policy and determining whether or not there are circumstances that require adjustments to the current compensation policy.

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

D.          EMPLOYEES

As of December 31, 2023, the Company, including its subsidiaries, employed a total of 207 persons all of them are located in Israel, 7 of whom were in management, 43 of whom were in accounting and importing positions, 44 of whom were involved in the Company's sales and marketing departments and 113 of whom were employed in logistics networks (warehousing and transportation).

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

The number of shares that may be issued under the Options Plan is subject to adjustment if particular capital changes affect our share capital or such other number as our board of directors may determine from time to time. If an award expires or becomes non-exercisable without having been exercised in full, the non-purchased shares which were subject thereto shall, unless the Option Plan shall have been terminated, become available for grant or sale under the Option Plan. Shares issued under the Option Plan and later repurchased by the Company pursuant to any repurchase right which the Company may have, shall be available for future grant under the Option Plan. As of March, 21, 2024, we had an aggregate of 141,500 ordinary shares available for issuance under the Plan (including ordinary shares underlying outstanding options and restricted share units).

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

F.           DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          MAJOR SHAREHOLDERS

The following table shows the beneficial ownership of ordinary shares as of March 21, 2024 by:

•	each person known by the Company to beneficially own more than 5% of the outstanding shares of ordinary shares;

•	each of the Company’s named executive officers and directors; and

•	all of the Company’s named executive officers and directors as a group.

Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of March 21, 2024 through the exercise of any option, conversion or any other right. As of March, 21, 2024, there were 13,867,017 ordinary shares outstanding.

Unless otherwise noted, the business address of each beneficial owner is c/o G. Willi-Food International Ltd., 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106, Israel.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi-Food Investments Ltd.	8,200,542	59.14%
B.S.D. Crown Ltd. (1)	8,971,617	64.7%
Joseph and Zwi Williger (2)	9,918,995	71.53%
Brian Gaines (3)	804,204	5.8%
The Phoenix Holdings Ltd. (4)	1,051,121	7.58%

(1)
Includes (i) 8,200,542 Ordinary Shares held by Willi-Food, and (ii) 771,075 Ordinary Shares held by B.S.D. Crown Ltd. (“BSD”). Willi-Food is controlled by its majority shareholder, BSD, and BSD may be deemed to beneficially own all of the shares owned by Willi-Food.

(2)
As of the date hereof, JW directly owns though a wholly-owned company 13,251 Ordinary Shares and ZW directly owns though a wholly-owned company 934,127 Ordinary Shares. JW and ZW together own 100% of B.S.D shares and each be deemed to beneficially own 9,918,995 Ordinary Shares (comprised of 8,200,542 Ordinary Shares held directly by WIL, 771,075 Ordinary Shares held directly by B.S.D, 13,251 Ordinary Shares held directly by JW and 934,127 Ordinary Shares held directly by ZW), or approximately 71.53% of the outstanding Ordinary Shares. Thus, as of the date hereof, each of JW and ZW may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

(3)
Based on a Schedule 13G filed February 14, 2024, this amount consists of 635,654 Ordinary Shares (representing approximately 4.6% of our total shares outstanding) directly held by Springhouse Capital (Master), L.P. (the “Fund”), and 128,959 Ordinary Shares owned by Mr. Gaines for his own account and an additional 39,591 Ordinary Shares held by immediate family members in accounts Mr. Gaines controls, and that Mr. Gaines may be deemed to beneficially own (in total representing approximately 1.2% of our total shares outstanding). Mr. Gaines serves as managing member of Springhouse Capital Management G.P., LLC (“Springhouse”) and as a director of Springhouse Asset Management, Ltd. (the “General Partner”) and, as a result, may be deemed to beneficially own shares owned by the Fund. Springhouse is the general partner of Springhouse Capital Management, L.P. (“Management”) and, as a result, may be deemed to beneficially own shares owned by the Fund. Management is the investment manager of the Fund and as a result, may be deemed to beneficially own shares owned by the Fund. The General Partner is the general partner of the Fund, and, as a result, may be deemed to beneficially own shares owned by the Fund.

(4)
Based on information provided to us by the Phoenix Holdings Ltd. on January 1, 2024, these shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holdings Ltd. (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

Holdings by U.S. Shareholders

As of March 7, 2024, ten U.S. record holder held in the aggregate 75% of our ordinary shares.

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

On July 23, 2017, Mr. Iram Graiver, former CEO of the Company and Willi-Food (hereinafter - “Mr. Graiver”) filed a lawsuit to the Regional Labor Court in Tel Aviv Jaffa (hereinafter - “the Labor Court”) claiming payment of social rights and different compensations at the total amount of NIS 2,377,305. On November 26, 2017, the Company filed a statement of defense. On July 27, 2017, the Company filed a lawsuit to the Labor Court against Mr. Graiver, demanding that he repays funds that he has taken unlawfully from the Company, amounting to NIS 1,694,325. According to the Company, throughout his term of employment as an office holder in the Company, the defendant has unlawfully taken from the Company salary, bonus in respect of 2016 and reimbursement of expenses. According to the Company, Mr. Graiver has done so while breaching his fiduciary duty and his duty of care towards the Company as well as the cogent provisions of the Companies Law, 5759-1999, whereby it is mandatory that payments of the type taken from the Company by Mr. Graiver are approved by the General Meeting of the Company’s shareholders; according to the Company, Mr. Graiver has not obtained such an approval. On November 2, 2017, a resolution was issued to join the hearings pertaining to the two proceedings described above. On November 26 2017 statements of defense were filed by the Company and Mr. Graiver and on March 7 2018 a preliminary hearing was held. The parties are in the process of document discovery and review. Proof hearing was held on January 15 2020. Second Proof hearing was held on June 7 2020. Third Proof hearing (and last) held on October 31 2021. On March 17, 2022, summaries were submitted on behalf of Mr. Graver, on July 7, 2022, summaries were submitted on behalf of the Company. On August 14, 2022, response summaries were submitted on behalf of Mr. Graver. A judgment was given on November 27, 2022 and it was ruled that the Company must pay an immaterial amount to Mr. Graver. The Company filed a request for a temporary stay order against the payment of the stipulated amount received on December 29, 2022. A hearing was held before the National Labor Court on September 11, 2023. No judgment has yet been given. In light of the above, the company's management estimates that the registration, in the financial statements and in the notes to the financial statements regarding the procedure, is satisfactory.

              A lawsuit and request for approval as a representative was submitted to the Central District Court on June 24, 2020, against the Company, Euro Dairy Europe Ltd. and another respondent. According to the applicant, the Company marketed a number of products with misleading labeling and contrary to the provisions of the law and the relevant standards. The Company reply to the request on January 22, 2024. Response summaries have been submitted, awaiting a decision on the approval request. At this stage, the Company and its legal advisors cannot assess the chances of the lawsuit.

A lawsuit and a motion to approve it as class action was filed on September 8, 2020, against Euro European Dairies to the Haifa district court. The applicant claimed that Euro European Dairies violated its obligations to import and market Gaude cheese in the quantities and prices it undertook as part of duty-free tenders. The applicant claims that he and the members of the group suffered damages in the amount of NIS 57 million. A mediation meeting was held on February 26, 2023.  The parties reached an understanding without relinquishing or waving their respective claims. On July 24, 2023, a request was submitted to approve the settlement agreement reached by the parties. In accordance with the settlement agreement approved by the court on September 28, 2023, Euro Dairies of Europe undertook to provide an additional amount of 107 additional tons at controlled prices, to pay NIS 300,000 for the requesting and compensation to the lawyer in the amount of NIS 300,000, as well as to pay NIS 200,000 to the fund for class actions (according to S. 27A of the Law on Class Actions).

A lawsuit and a motion to approve it as class action was filed on August 2, 2021, against G. Willi-Food and another 5 respondents to the District Court. The applicant claimed that the Company marketed several products with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered financial damages in amount of NIS 100 million and Non-financial damages in amount of NIS 378 million. A pre-trial hearing is scheduled for January 22, 2024. cancelled and has not yet been rescheduled. At this early stage, the Company and/or its legal advisors are unable to assess the chances of the lawsuit, however experience shows that most lawsuits of this type do not proceed to the end and usually end in settlement agreements.

A lawsuit and a motion to approve it as class action was filed on November 8, 2021, against the Company to the District Court. The applicant claimed that the Company marketed several products with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered damages in amount of NIS 57 million. A response was submitted on February 9, 2022. On November 14, 2022, a pre-trial hearing was held, at the end of which it was decided that the parties must reach agreements by December 15, 2022. On January 24, 2023, an agreed notification was submitted according to which the parties were unable to reach an agreement. On September 14, 2023 another pre-trial hearing was held. Summaries on behalf of the applicant were submitted on December 27, 2023. Response summaries have been submitted, awaiting a decision on the approval request. At this preliminary stage, it is difficult to assess the chances of the application and the lawsuit.

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

On February 20, 2023, the Euro European Dairies (the Company) received, from the Ashdod Customs House, a notice of a charge for a deficit of NIS 1.75 million, which includes interest and fine. In the letter of demand, it is claimed that the company imported soft cheeses in a salt water solution and paid duty only for the weight of the cheese without the weight of the salt water solution. According to the customs house, customs must also be paid for the salt water solution. After the customs house rejected the appeal that the company filed on the debit notices, The company paid the debt in the debit notices and submitted a lawsuit to the Magistrate's Court in Petah Tikva to cancel the notices and to recover the amounts paid by it plus interest and linkage. A pre-trial was scheduled to May 1, 2024. At this stage, the Company and its legal advisors cannot assess the chances of the lawsuit.

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

Under the Articles of Association, the Directors (who are not External Directors) are elected annually by the shareholders at the annual meeting. Such directors hold office until the conclusion of the next annual meeting or until their earlier removal or resignation. In addition, at least two (2) External Directors who comply with the qualifications described in the Israeli Companies Law must serve on the Board of Directors. External Directors are appointed by a majority vote at a general meeting, provided that: (i) the majority vote includes at least a majority of the shares of non-controlling shareholders who do not have a personal interest in the appointment (excluding a personal interest not resulting from the shareholder's relation with the controlling shareholder), as described in the Israeli Companies Law, voted at the meeting, with abstentions not taken into consideration in calculating the total number of the non-controlling shareholders, and (ii) the total number of shares of such non-controlling shareholders referred to in clause (1) voting against the resolution appointing an External Director is not more than two percent (2%) of the overall voting rights in the Company. External Directors are appointed for a term of three (3) years and their office may be extended by a resolution of the general meeting passed by special majority as mentioned above, for an additional three (3) years terms. An External Director may be removed from office only in accordance with the relevant provisions of the Israeli Companies Law.

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

Liability to Further Capital Calls by the Company

If the terms of allotment of any shares of the Company do not specify a particular date for the payment of all of the consideration which is to be paid therefore, or any part thereof, our board of directors may, from time to time, as it deems fit, make calls on the shareholders in respect of the amounts not yet paid for their shares, whether on account of the par value of the shares or on the account of the premium, and each shareholder shall be obligated to pay the Company the amount so demanded from him not later than the date of payment set forth in the notice containing the call. Shareholders shall be given prior notice of at least fourteen (14) days in respect of any call. The Board of Directors may at any time, by notice in writing, cancel the call or extend the time of its payment.

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

Annual and Special Meetings

The Board of Directors must convene an annual meeting at least once every calendar year, within fifteen months of the preceding general meeting, at a place prescribed by the board so long as it is in the State of Israel. Notices to shareholders regarding the convening of a general meeting are to be published per the Articles of Association and subject to the provisions of the Israeli Companies Law.

As the Company has shares are listed for trade on an exchange outside of Israel, the Board of Directors shall convene a special meeting upon receipt of a written request from either (i) two directors or 25% of the total number of directors; (ii) one or more shareholders holding at least 10% of the issued share capital and at least 1% of the shareholders’ voting power; or (iii) one or more shareholders holding no less than 10% of the Company’s issued voting shares. If the Board is required to convene a special meeting, it shall convene it at a time which is at least 21 days, but not longer than 35 days after the date of the notice of convening such meeting. In the event that the board of directors does not convene a special meeting within the timeframe set forth above, those that submitted the request for such meeting, or part of them representing more than one-half of the voting rights of all of them, may convene the special meeting themselves, provided that such meeting is held within three months of the time when the special meeting was requested.

Under Israeli law, one or more shareholders holding at least 5% of the voting rights at a general meeting of shareholders may request that our board of directors include a proposal that relates to the election or removal of a director in the agenda of a general meeting of shareholders to be convened in the future. One or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, such as nominating a director candidate, provided that it is appropriate to discuss such any other matter at the general meeting.

Limitations on the Rights to Own Securities

The Articles of Association do not place limitations on the rights to own securities. Under the Articles no limitations apply to the transfer of shares in the Company and the number of shareholders is unlimited.

Changes in the Company’s Capital

Changes in the capital of the Company are subject to the approval by ordinary majority of the shareholders at a general meeting, Shareholders may resolve to increase the authorized share capital; consolidate our share capital and divide it into shares of greater value than existing shares; divide existing shares into shares of lesser value; cancel any authorized share capital which has not yet been allotted (provided there is no undertaking to allot such share capital); or reduce the capital by way of a distribution if such distribution has been approved, in accordance with the relevant provisions of the Israeli Companies Law. If the shareholders resolve to increase the share capital, the new shares will be subject to the same provisions applicable to the shares of the original capital.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23 % for the 2023 tax year.

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

An additional income tax at a rate of 3% will be imposed on high earners individuals whose annual income or capital gain in 2023 exceeds NIS 698,280 (USD 192,523).

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

Taxation of Non-Israeli Residents

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the Tel Aviv Stock Exchange and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption would not be available to non-Israeli residents dealing in securities in Israel which would be subject to Israeli tax at the rates applicable to business income (at the corporate tax rate for a corporation (23% in 2023) and the marginal tax rate, of up to 50% for an individual in 2023.

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

        We believe that we were not classified as a PFIC for the taxable year ended on December 31, 2023. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2024 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

The table below details the sensitivity analysis in respect to exposure relating to exchange rate risk:

	Gain (loss) from exchange rate change NIS thousands		Fair net NIS thousands	Gain (loss) from exchange rate change NIS thousands
Change in exchange rate USD	(10%) (2,032)	(5%) (1,016)	20,321	5% 1,016	10% 2,032
Change in exchange rate EURO	(10%) 251	(5%) 125	(2,507)	5% (125)	10% (251)

Credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivable. Despite the Company's large number of clients (approximately 160,379) a major and significant part of its sales are made to only a limited number of customers (mainly in large retail supermarket chains). The Company generally does not require and does not receive collateral from those major customers. However, it does require and receive collateral from most of the remainder of its clients to ensure security of collecting payments. The Company maintains an allowance for doubtful debts, based upon factors surrounding the credit risk of specific customers, historical trends and other information which management believes adequately covers all anticipated losses in respect of trade receivable. There can be no assurance that this allowance will be adequate. In the event that any of the Company's major clients defaults on its payment obligations to us, the Company will not possess sufficient collateral to collect the entire debt. The Company strives to minimize the credit risks by constantly reviewing the credit it extends to customers versus the collateral it receives. As a result, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so in the future.

Interest rate risk: The Company invests part of its cash reserves in instruments that bear fixed interest rate. The Company, as part of its investing policy, invests part of its cash reserves in bonds and convertible debentures that bears fixed interest rate; as a result, the Company is espoused to changes in interest rates.

The table below details the sensitivity analysis in respect to exposure relating to investments in instruments with fix interest rates:

	Gain (loss) from interest change NIS thousands		Fair value NIS thousands	Gain (loss) from interest change NIS thousands
Change in Interest as % of interest rate	(10%)	(5%)		5%	10%
Increase\decrease in financial Income	(5,247)	(2,623)	52,467	2,623	5,247

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules13a-15© and 15d-15(e) under the Securities Exchange Act of 1934, as amended). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2023. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective.

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

Our management (with the participation of the CEO and CFO) assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In conducting its assessment of internal control over financial reporting, management used the criteria established in "Internal Control - Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2023.

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

(d) Changes in Internal Control over Financial Reporting.

 There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for professional services and other services rendered by BDO Ziv Haft ("BDO"), the Company’s independent public accounting firm, in 2023. BDO’s address is 48 Menachem Begin Rd. Tel-Aviv

	NIS 2023	USD 2023	NIS 2022	USD 2022
Audit Fees and Tax Fees (1)(2)	438,500	120,899	441,909	125,542
All Other Fees (3)	26,910	7,419	-	-
TOTAL	465,410	128,318	441,909	125,542

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

(3) All Other Fees include attestation services.

During fiscal year 2023, the external auditor performed additional services, other than auditing and tax services, which amounted to NIS 26.9 thousand. These services did not exceed 45% of the total fee of the external auditor and the audit fee for accounting represents more than 50% of the external auditor's total revenue from the Company.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

ITEM 16K. CYBERSECURITY

We operate in the food sector, which is subject to various cybersecurity risks that could adversely affect our business, financial condition, and results of operations, including intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk. We recognize the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. We currently have security measures in place to protect any information of our clients, customers, employees and vendors and prevent data loss and other cyber security risks. Both management and the Board of Directors are actively involved in the continuous assessment of risks from cybersecurity threats, including prevention, mitigation, detection, and remediation of cybersecurity incidents.

Our current cybersecurity protection and mitigation actions and systems consist of various products, systems, tests and monitoring of cyber security risks and incidents both internally and externally.

Management is responsible for day-to-day assessment and management of risks from cybersecurity threats, including the prevention, mitigation, detection, and remediation of cybersecurity incidents. The individuals currently serving in these roles are the Chief Financial Officer and the Chief Information Officer (CIO), who is CIO certified, cyber security certified and has more than 17 years of expertise in the field of IT projects, security and management. We have internal as well as external systems to notify us in the event of cybersecurity risks or incidents. We also follow the publications of government agencies such as Israel's National Cyber Directorate and participate in cybersecurity webinars and conferences, in order to stay updated and informed regarding cybersecurity incidents, their prevention, detection and remediation.

The Board of Directors is responsible for oversight of risks from cybersecurity threats in conjunction with the management position. The Board of Directors receives reports and updates from the management with respect to risks from cybersecurity threats. Such reports cover the Company’s information technology security program, including its current status, capabilities, objectives and plans, as well as the evolving cybersecurity threat landscape. The Board of Directors takes into consideration such reports and updates into its overall risk assessment of the Company.

We engage in activities which prevent, detect, and minimize the effects of cybersecurity incidents in order to maintain business continuity and we also have a recovery plan for use in the event of a cybersecurity incident. Such activities include annual penetration tests by external consultants, use of various security products, review of security rules, limitations and configurations of cyber security products and an ongoing review of remote and local use of the company's computer systems. In addition, instructions regarding cybersecurity are distributed to all employees as part of cybersecurity awareness approach. Some fields of cybersecurity are also monitored 24/7 by an external SOC. Our data backups are held in site, off site and on various media storage devices and a DRP backup is also in use to help us respond effectively to cybersecurity incidents. To date, no cybersecurity incident (or aggregation of incidents) or cybersecurity threat has materially affected our results of operations or financial condition. However, an actual or perceived breach of our security could damage our operation, or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, any of which could adversely affect our business, operating results or financial condition.

PART II

ITEM 17.  FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.  EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (4)
1.2	Articles of Association of the Company, as amended on March 20, 2014 (4)
2.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (*)
†4.1	Transfer Agreement between the Company and Euro European Dairies Ltd. (Former: "Gold Frost Ltd.") dated February 16, 2006 (1)
†4.2	Lease agreement for Logistics Center between the Company and Euro European Dairies Ltd. (Former: "Gold Frost Ltd.") dated February 16, 2006 (1)
†4.3	Agreement between G. Willi-Food International Ltd., Zvi V. & Co. Company Ltd. and Yossi Willi Management and Investment Ltd., dated April 24, 2018, and appendices thereto dated April 3, 3019 (4)
†4.4	Appendices to agreements between G. Willi-Food International Ltd., Zvi V. & Co. Company Ltd. and Yossi Willi Management and Investment Ltd., dated June 4, 2020 (5)
4.5	Compensation Policy (7)
4.6	G. Willi-Food International Ltd. 2022 Share Option Plan (8)
4.7	Agreement between G. Willi-Food International Ltd. and Zvi V. & Co. Company Ltd., dated March 14, 2023 (6)
4.8	Agreement between G. Willi-Food International Ltd. and Yossi Willi Management and Investment Ltd., dated March 14, 2023 (6)
8.1	Subsidiaries of the Company (4)
12.1	Certification of principal executive officer of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
12.2	Certification of principal financial officer of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
13.1	Certification of principal executive officer of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
13.2	Certification of principal financial officer of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
15.1	Consent of Independent Registered Public Accounting Firm (*)
97.1	G. Willi Food International Ltd. Policy for Recovery of Erroneously Awarded Compensation (*)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.INS	XBRL Instance Document

†	Informal English translations from Hebrew original.
(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(2)	Incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-138200.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.
(5)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020.
(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022.
(7)	Incorporated by reference to Form 6-K disseminated with the Securities and Exchange Commission, dated February 7, 2023.
(8)	Incorporated by reference to the Company’s Registration Statement on Form S-8, File No. 333-266312.
(*)	Filed Herewith

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

By:	/s/ Joseph Williger
Joseph Williger
Chief Executive Officer

Date: March 21, 2024

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
 AS OF DECEMBER 31, 2023

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2023

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of
G. Willi-Food International Ltd.
Yavne, Israel

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of G. Willi-Food International Ltd (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting standards as issued by the International Accounting Standards Board.

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

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr)
BDO Member Firm

Tel Aviv, Israel
March 21, 2024

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		December 31,
	Note	2 0 2 3	2 0 2 2	2 0 2 3 (*)
		NIS	NIS	US Dollars (in thousands)

Assets

Current assets
Cash and cash equivalents	12	137,466	150,607	37,901
Financial assets at fair value through profit or loss	3	102,163	116,762	28,167
Trade receivables, Net	13	160,379	165,838	44,218
Other receivables and prepaid expenses	14	10,164	4,956	2,802
Inventories, Net	15	62,475	71,929	17,225
Current tax assets	10	9,497	3,117	2,618
Total current assets		482,144	513,209	132,931

Non-current assets
Consolidated cost		122,222	99,216	33,698
Less -accumulated depreciation		55,636	51,533	15,339
Property, plant, and equipment	16	66,586	47,683	18,359

Right of use assets, net	17	2,124	3,391	586
Financial assets at fair value through profit or loss	3	46,143	44,113	12,722
Goodwill		36	36	10
Total non-current assets		114,889	95,223	31,677

Total assets		597,033	608,432	164,608

(*) Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)
(Cont.)

		December 31,
	Note	2 0 2 3	2 0 2 2	2 0 2 3 (*)
		NIS	NIS	US Dollars (in thousands)
Equity and liabilities

Current liabilities
Current maturities of lease liabilities	17	1,512	2,194	417
Trade payables	19	21,622	24,842	5,961
Employees Benefits	20	4,193	3,756	1,156
Other payables and accrued expenses	21	10,854	11,836	2,993
Total current liabilities		38,181	42,628	10,527

Non-current liabilities
Lease liabilities	17	694	1,284	191
Deferred taxes	10	4,868	4,198	1,342
Retirement benefit obligation	20, 23	1,055	878	291
Total non-current liabilities		6,617	6,360	1,824

Shareholders' equity
Share capital	22	1,490	1,490	411
Additional paid in capital		172,589	171,550	47,585
Re-measurement of the net liability in respect of defined benefit		(154)	(195)	(42)
Capital fund		247	247	68
Retained earnings		378,691	386,980	104,408
Treasury shares		(628)	(628)	(173)
Equity attributable to Shareholders of the Company		552,235	559,444	152,257

Total equity and liabilities		597,033	608,432	164,608

(*) Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

The financial statements were approved by the board of directors of the company on March 22, 2023.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF INCOME
(NIS in thousands)

		Year ended December 31,
	Note	2 0 2 3	2 0 2 2	2 0 2 1	2 0 2 3 (*)
		NIS	NIS	NIS	US Dollars (in thousands)

Revenues	4	543,262	498,325	454,213	149,783
Cost of sales	5	422,695	355,228	315,920	116,541
Gross profit		120,567	143,097	138,293	33,242

Operating costs and expenses
Selling expenses	6	74,216	74,106	65,869	20,462
General and administrative expenses	7	26,110	24,117	23,299	7,199
Other Income		(109)	(222)	(230)	(30)
		100,217	98,001	88,938	27,631

Operating profit		20,350	45,096	49,355	5,611

Finance Income	9	20,363	25,657	28,957	5,614
Finance expenses	9	1,521	16,779	20,492	419
Finance Income, net		18,842	8,878	8,465	5,195

Profit before taxes on Income		39,192	53,974	57,820	10,806
Taxes on Income	10	7,536	12,410	12,719	2,078

Net Income		31,656	41,564	45,101	8,728

Earnings per share:
Basic/ diluted earnings per share	11	2.28	3.00	3.25	0.63

Shares used in computation of basic/ diluted EPS		13,867,017	13,867,017	13,867,017	13,867,017

Actual number of shares		13,867,017	13,867,017	13,867,017	13,867,017

(*) Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1	2 0 2 3 (*)
	NIS	NIS	NIS	US Dollars (in thousands)

Net Income	31,656	41,564	45,101	8,728

Other comprehensive Income (Expenses)

Re-measurement of net liabilities with respect to a defined benefit which will not be classified in the future as profit or loss, net of tax	41	764	363	11

Other comprehensive Income (Expenses) for the year	41	764	363	11

Total comprehensive Income for the year	31,697	42,328	45,464	8,739

(*) Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Additional paid in capital	Re-Measurement of the net liability in respect of defined benefit	Capital fund	Retained earnings	Treasury shares	Total shareholders' equity

Balance – January 1, 2021	1,490	170,760	(1,322)	247	415,196	(628)	585,743
Profit for the year	-	-	-	-	45,101	-	45,101
Measurement of the net liability in respect of defined benefit	-	-	363	-	-	-	363
Total comprehensive Income for the year	-	-	363	-	45,101	-	45,464
Dividend distribution	-	-	-	-	(59,975)	-	(59,975)

Balance – December 31, 2021	1,490	170,760	(959)	247	400,322	(628)	571,232
Profit for the year	-	-	-	-	41,564	-	41,564
Measurement of the net liability in respect of defined benefit	-	-	764	-	-	-	764
Total comprehensive Income for the year	-	-	764	-	41,564	-	42,328
Share based payment	-	790	-	-	-	-	790
Dividend distribution	-	-	-	-	(54,906)	-	(54,906)
Balance – December 31, 2022	1,490	171,550	(195)	247	386,980	(628)	559,444
Profit for the year	-	-	-	-	31,656	-	31,656
Measurement of the net liability in respect of defined benefit	-	-	41	-	-	-	41
Total comprehensive Income for the year	-	-	41	-	31,656	-	31,697
Share based payment	-	1,039	-	-	-	-	1,039
Dividend distribution	-	-	-	-	(39,945)	-	(39,945)
Balance – December 31, 2023	1,490	172,589	(154)	247	378,691	(628)	552,235

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 2 3	2 0 2 2		2 0 2 1	2 0 2 3 (*)
	NIS	NIS		NIS	US Dollars (in thousands)

CASH FLOWS – OPERATING ACTIVITIES
Profit from continuing operations	31,656		41,564	45,101	8,728
Adjustments to reconcile net profit to net cash provided (used in) continuing operating activities (Appendix A)	2,052		(27,495)	416	566

Net cash from operating activities	33,708		14,069	45,517	9,294

Cash flows – investing activities
Acquisition of property plant and equipment	(4,605)	(**)	(6,006)	(6,209)	(1,270)
Acquisition of property plant and equipment under construction	(18,941)	(**)	(7,344)	-	(5,222)
Proceeds from sale of property plant and Equipment	208		351	230	57
Proceeds from loans granted to others	-		-	18,707	-
Proceeds from sale (purchase) of marketable securities, net	18,166		21,285	2,718	5,009

Net cash used in (from) investing activities	(5,172)		8,286	15,446	(1,426)

Cash flows – financing activities
Lease liability payments	(2,408)		(2,180)	(2,169)	(664)
Dividend distribution	(39,945)		(54,906)	(59,975)	(11,012)

Net cash used in financing activities	(42,353)		(57,086)	(62,144)	(11,676)

Decrease in cash and cash equivalents	(13,817)		(34,731)	(1,181)	(3,808)
Cash and cash equivalents at the beginning of the financial year	150,607		195,718	201,822	41,523
Exchange losses on cash and cash equivalents	676		(10,380)	(4,923)	186
Cash and cash equivalents of the end of the financial year	137,466		150,607	195,718	37,901

(*) Convenience Translation into US Dollars.
(**) Reclassified

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX A TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1	2 0 2 3 (*)
	NIS	NIS	NIS	US Dollars (in thousands)
Cash flows from/ (used in) operating activities

A. Adjustments to reconcile net profit to net cash from operating activities

Decrease in deferred income taxes	670	2,181	1,249	185
Unrealized loss (gain) on marketable securities	(5,597)	2,985	(19,464)	(1,543)
Loss (gain) from financial liabilities at fair value through profit or loss		(13,960)	13,960	-
Depreciation and amortization	6,950	6,508	6,200	1,916
Capital gain on disposal of property plant and equipment	(109)	(222)	(230)	(30)
Exchange losses on cash and cash equivalents	(676)	10,380	4,923	(186)
Share based payment	1,039	790	-	286

Changes in assets and liabilities:
Decrease (increase) in trade receivables and other receivables	7,527	(17,151)	10,190	2,075
Decrease (Increase) in inventories	9,454	(12,401)	(14)	2,607
Increase (decrease) in trade payables, other payables and other current liabilities	(3,547)	5,418	(3,405)	(978)

Cash generated from operations	15,711	(15,472)	13,409	4,332

Income tax paid	(13,659)	(12,023)	(12,993)	(3,766)

Net cash provided by (used in) operating activities	2,052	(27,495)	416	566

(*) Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
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

The Company is an Israeli-based company specializing in high-quality, great-tasting kosher food products. The Company is engaged, directly and through subsidiaries, in the design, import, marketing and distribution of a wide variety of over 650 food products world-wide. In the year ended December 31, 2023, substantially all of our revenue was generated in Israel, with less than 1% of our revenue resulting from exports outside Israel.

The Company purchases food products from over 150 suppliers located in Israel and throughout the world, including from the Far East (China, India, the Philippines Thailand and Vietnam), Eastern Europe (Poland, Lithuania and Latvia), South America (Ecuador and Peru), Western and Central Europe (the Netherlands, Belgium, Germany, Sweden, Switzerland, Denmark, and France) and Southern Europe (Spain, Italy, Turkey and Greece) and more.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 1 – Basis of preparation (continued)
Following changes in management in recent years, the Company continues to re-evaluate its strategic position and consider other business opportunities. As part of this re-evaluation, the Company is considering forming strategic alliances with or entering into different lines of business, expanding its product lines, and increasing product sales with existing customers while adding new customers. In addition, the Company is examining M&A opportunities to further increase its market presence.

As of March, 21, 2024, the Company’s principal shareholder, Willi-Food, held approximately 59.14% of our ordinary shares.

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out in note 27. The policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements are presented in New Israeli Shekels (NIS), which is also the Company functional currency.

The conversion from New Israeli Shekels (NIS) into U.S. dollars was made at the exchange rate as of December 31, 2023, on which USD 1.00 equaled NIS 3.627 The use of USD is solely for the convenience of the reader.

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

Basis of measurement:

The consolidated financial statements have been prepared on a historical cost basis, except for the following items (refer to individual accounting policies for details):

- Financial instruments – fair value through profit or loss
- Net defined benefit liability

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 1 – Basis of preparation (continued)

Changes in accounting policies

A. New standards, interpretations and amendments adopted from 1 January, 2023:
Definition of Accounting Estimates (Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors) The amendments to IAS 8, which added the definition of accounting estimates, clarify that the effects of a change in an input or measurement technique are changes in accounting estimates, unless resulting from the correction of prior period errors. These amendments clarify how entities make the distinction between changes in accounting estimate, changes in accounting policy and prior period errors. These amendments had no effect on the consolidated financial statements of the Group.

B. New standards, interpretations and amendments not yet effective
There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The following amendments are effective for the period beginning 1 January 2024:

-          Classification of Liabilities as Current or Non-Current (Amendments to IAS 1 Presentation of Financial Statements);
-          Non-current Liabilities with Covenants (Amendments to IAS 1 Presentation of Financial Statements)

The Group is currently assessing the impact of these new accounting standards and amendments. The Group does not believe that the amendments to IAS 1 will have a significant impact on the classification of its liabilities. The Group does not expect any other standards issued by the IASB, but are yet to be effective, to have a material impact on the Group.

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

Estimates and assumptions:
- Revenue recognition – provision of rights to return goods
- Defined benefit scheme – actuarial assumptions
- The determination of the incremental borrowing rate used to measure lease liabilities
- Legal proceedings – estimates of claims and legal processes
- Inventory – provision of slow-moving inventory
-          Fair value measurement
several assets included in the Company’s financial and non-financial assets utilizes market observables inputs and data as far as possible. Inputs used in determining fair value measurement are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the 'fair value hierarchy'):
•          Level 1: Quoted priced in active markets for identical items (unadjusted)
•          Level 2: Observable direct or indirect inputs other than level 1 inputs.
•          Level 3: Unobservable inputs (i.e., not derived from market data).
The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

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

(i) Principal financial instruments

The principal financial instruments used by the Company, from which financial instrument risk arises, are as follows:
- Cash and cash equivalents
- Trade and other receivables
- Financial assets at fair value through profit or loss
- Lease liabilities
- Trade payables

(ii) Financial instruments by category
Financial assets:

	Fair value through profit or loss		Amortized cost
	2023	2022	2023	2022
	NIS in thousands
Cash and cash equivalents	-	-	137,466	150,607
Financial assets at fair value through profit or loss	148,306	160,875	-	-
Trade and other receivables	-	-	170,543	170,794
Total financial assets	148,306	160,875	308,009	321,401

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 3 – Financial instruments risk management (continued) (ii) Financial instruments by category (continued)
Financial liabilities:

	Amortized cost
	2023	2022
	NIS in thousands
Trade payables	21,622	24,842
Lease liabilities	2,206	3,478
Total financial liabilities	23,828	28,320

(iii) Financial instruments not measured at fair value

Financial instruments not measured at fair value includes cash and cash equivalents, loans to others, trade and other receivables and trade payables.
Due to their short-term nature, the carrying value of cash and cash equivalents, loans to others, trade and other receivables, and trade payables approximates their fair value.

(iv) Financial instruments measured at fair value

The fair value hierarchy of financial instruments measured at fair value is provided below

	Level 1		Level 2		Level 3
	2023	2022	2023	2022	2023	2022
	NIS in thousands
Financial assets at fair value through profit or loss	102,163	116,762	-	-	46,143	44,113

There were no transfers between levels during the period.
There were not any changes with the valuation techniques and significant unobservable inputs used in determining the fair value during the period.

The fair value of the investment in non-tradable participation units is calculated using the asset value method.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 3 – Financial instruments risk management (continued) (iv) Financial instruments measured at fair value (continued)
The reconciliation of the opening and closing fair value balance of financial instruments is provided below:

Financial assets at fair value through profit or loss:	Level 1	Level 3
	NIS in thousands
January 1, 2023	116,762	44,113
Purchases	18,054	-
Disposals	(36,220)	-
Gain (Loss)	3,567	2,030
December 31, 2023	102,163	46,143

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

The effect of a 10% increase in the value of the portfolio securities investment held at the reporting date would, if all other variables held constant, have resulted in an increase in the fair value through profit or loss and net assets of NIS 12,221 thousand (2022: NIS 11,672 thousand). A 10% decrease in their value would, on the same basis, have decreased the fair value through other profit or loss reserve and net assets by the same amount.

Foreign exchange risk

Foreign exchange risk arises when the Company enters into transactions denominated in a currency other than its functional currency. The Company buys its inventories mostly in USD and EURO and sells its products in NIS. Foreign exchange exposures are managed within utilizing forward foreign exchange contracts.

As of December 31, the Company's net exposure to foreign exchange risk was as follows:

	2023	2022
Net foreign currency financial assets/(liabilities)	NIS in thousands
US Dollars	20,363	26,939
EURO	(2,507)	(6,399)
Total net exposure	17,856	20,540

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

	US Dollars		EURO
	2023	2022	2023	2022
	NIS in thousands
10% increase	2,036	2,694	251	640
10% decrease	(2,036)	(2,694)	(251)	(640)

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

The table below shows the Company's revenues from major groups of products that contributed 10% or more to the Company's total revenues in the years 2021 to 2023:

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1		2 0 2 3
	NIS	NIS	NIS		US Dollars
Dairy and Dairy Substitute Products	212,728	188,738		196,589	58,651
Canned Vegetables and Pickles	76,740	70,398		59,844	21,158
Canned Fish	74,750	62,270		56,064	20,609
Cereals, rice and pastas	61,573	61,350		62,712	16,977
Oils	43,058	44,241	(*)	23,025	11,872
Non-banking credit	-	-		276	-
Other	74,413	71,328	(*)	55,703	20,516
	543,262	498,325		454,213	149,783

(*) Reclassified

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 4 – Segment information (continued)

Revenues by customer group

	Percentage of Total Sales Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1

Large retail supermarket chains	54%	54%	50%
Other customers	46%	46%	50%
	100%	100%	100%

Revenues from main customers of the Import segment
The Company has one customer who represented more than 10% of the total sales which amounted to NIS 60,431 thousand in 2023 (2022: NIS 64,950 thousand 2021: NIS 60,701 thousand).

Note 5 – Cost of sales

	Year ended December 31,
	2 0 2 3	2 0 2 2		2 0 2 1		2 0 2 3
	NIS	NIS		NIS		US Dollars

Purchases	377,013		310,324		269,888	103,947
Marine transportation	17,039		27,486		20,701	4,698
Maintenance	10,515		9,854		8,714	2,899
Outsourced packing	3,195	(*)	2,230	(*)	2,796	881
Transportation	3,120		2,972		3,063	860
Salaries and related expenses	2,800		1,206		-	772
Depreciation and amortization	2,562		2,421		2,180	706
Packing materials	1,746	(*)	1,075		-	481
Other costs and expenses	3,101	(*)	2,960	(*)	2,733	855
	421,091		360,528		310,075	116,099
Changes in inventories of finished products	1,604		(5,300)		5,845	442
	422,695		355,228		315,920	116,541

Note 6 – Selling expenses

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1		2 0 2 3
	NIS	NIS	NIS		US Dollars

Salaries and related expenses	22,728	22,167		22,597	6,266
Transportation and maintenance	22,048	20,682		19,589	6,079
Advertising and promotion	11,923	14,919		9,225	3,287
Personnel services	4,388	3,344	(*)	1,890	1,210
Vehicles	3,793	3,898		3,165	1,046
Depreciation and amortization	2,923	2,713		2,899	806
Share based payment expense	435	436		-	120
Others	5,978	5,947	(*)	6,504	1,648
	74,216	74,106		65,869	20,462

(*) Reclassified

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 7 – General and administrative expenses

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1	2 0 2 3
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	16,598	15,876	15,992	4,577
Professional services	2,471	2,366	2,658	681
Office maintenance	1,667	1,585	1,589	460
Depreciation and amortization	1,465	1,374	1,124	404
Share based payment expense	604	355	-	166
Vehicles	507	462	431	140
Communication	94	111	109	26
Bad and doubtful debts	(46)	42	(599)	(13)
Other	2,750	1,946	1,995	758
	26,110	24,117	23,299	7,199

Note 8 – Employee benefit expenses

Employee benefit expenses (not including directors' remuneration) comprise:

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1	2 0 2 3
	NIS	NIS	NIS	US Dollars
Salary	42,126	33,888	33,263	11,615
Bonus	3,061	4,946	5,326	844
	45,187	38,834	38,589	12,459

Key management personnel compensation
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including the directors of the company and other senior officers.

Key management personnel expenses comprise:

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1	2 0 2 3
	NIS	NIS	NIS	US Dollars

Salary and management fees	6,021	5,268	5,039	1,660
Bonus	2,661	4,569	4,840	734
Share based payment expense	536	321	-	89
Directors' remuneration	228	332	345	63
	9,446	10,490	10,224	2,546

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 9 – Finance income and expenses

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1	2 0 2 3
Finance income:	NIS	NIS	NIS	US Dollars

Interest from Short-term bank deposits	4,644	2,845	408	1,281
Dividends	5,201	3,537	5,207	1,433
Changes in fair value of financial assets at fair values	3,567	-	17,545	984
Income from revaluation of a long-term financial asset	2,030	13,058	1,919	560
Foreign currency differences	676	3,580	-	186
Interest Income of debentures held for trading	4,207	2,637	3,757	1,160
Other interest	38	-	121	10
Total finance income	20,363	25,657	28,957	5,614

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1	2 0 2 3
Finance expenses:	NIS	NIS	NIS	US Dollars

Bank fees	535	420	409	148
Portfolio management fees	204	181	950	56
Foreign currency differences	-	-	1,174	-
Expenses from forward transaction	-	-	17,867	-
Changes in fair value of financial assets at fair values	-	16,043	-	-
Other	782	135	92	215
Total finance expenses	1,521	16,779	20,492	419

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 10 – Tax on income

Tax balances presented in the statement of financial position:
	December 31,
	2023	2022	2023
	NIS	NIS	US Dollars

Current tax assets	9,497	3,117	2,618
Deferred tax liabilities	(4,868)	(4,198)	(1,342)

	January		December	December
	1, 2023	Change	31, 2023	31, 2023
	NIS	NIS	NIS	US Dollars
Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	(5,135)	(710)	(5,845)	(1,612)
Leases	-	19	19	5
Employees benefits	421	80	501	139
Allowance of credit loss	326	(9)	317	87
Carry forward tax losses	190	(50)	140	39
	(4,198)	(670)	(4,868)	(1,342)

	January		December	December
	1, 2022	Change	31, 2022	31, 2022
	NIS	NIS	NIS	US Dollars
Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	(6,511)	1,376	(5,135)	(1,459)
Financial liabilities carried at fair value through profit or loss	3,210	(3,210)	-	-
Employees benefits	599	(178)	421	120
Allowance of credit loss	316	10	326	93
Carry forward tax losses	369	(179)	190	53
	(2,017)	(2,181)	(4,198)	(1,193)

Taxes on income recognized in profit or loss:

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1	2 0 2 3
	NIS	NIS	NIS	US Dollars
Current taxes:
Current taxes	6,866	9,866	11,470	1,893
	6,866	9,866	11,470	1,893

Deferred taxes	670	2,544	1,249	185
	7,536	12,410	12,719	2,078

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 10 – Tax on income (continued)

Reconciliation of the statutory tax rate to the effective tax rate:

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1	2 0 2 3
	NIS	NIS	NIS	US Dollars

Income before Income taxes	39,192	53,974	57,820	10,806
Statutory tax rate	23%	23%	23%	23%
Tax computed by statutory tax rate	9,014	12,414	13,299	2,485

Tax increments (savings) due to:
Non-deductible expenses	541	147	97	150
Profit or loss for tax for which deferred taxes were not provided	-	(13)	12	-
Temporary differences	(19)	-	-	(5)
Taxes for previous years	(268)	358	-	(74)
Tax exempt Income	(1,224)	(844)	(1,202)	(338)
Other	(508)	348	513	(140)
	7,536	12,410	12,719	2,078

The tax rate applicable to the Company for the years 2021 – 2023 is 23%.

Note 11 – Earning per share

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1	2 0 2 3
	NIS	NIS	NIS	US Dollars
Basic and diluted earnings per share:
Earnings used in the calculation of basic and diluted earnings per share	31,656	41,564	45,101	8,728

Weighted average number of shares used in computing basic and diluted earnings per share	13,867,017	13,867,017	13,867,017	13,867,017

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 12 – Cash and cash equivalents

	December 31,
	2 0 2 3	2 0 2 2	2 0 2 3
	NIS	NIS	US Dollars

Short-term bank deposits	126,873	132,061	34,980
Cash in bank	10,593	18,546	2,921
	137,466	150,607	37,901

Note 13 – Trade receivables, Net

Composition:

	December 31,
	2 0 2 3	2 0 2 2	2 0 2 3
	NIS	NIS	US Dollars

Open accounts	147,744	151,255	40,735
Checks receivables	17,692	19,780	4,878
Credit cards	397	230	109
Less – estimated credit loss	(1,378)	(1,419)	(380)
Less – provision for return of goods	(4,076)	(4,008)	(1,124)
	160,379	165,838	44,218

The table below shows the open accounts balance as of December 31, 2023 and 2022 segmented by the due date.

	Open accounts - days past due
	Nis in thousands
As of:	Not past due	<30	31-60	61-90	>90	Total
December 31, 2023	145,978	1,540	120	78	30	147,746
December 31, 2022	149,430	1,212	523	65	25	151,255

Changes in the allowance of credit loss

	December 31,
	2 0 2 3	2 0 2 2	2 0 2 3
	NIS	NIS	US Dollars

Balance at beginning of the year	1,419	1,374	391
Changes in allowance for doubtful debts	(41)	45	(11)
Balance at end of the year	1,378	1,419	380

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 14 – Other receivables and prepaid expenses

	December 31,
	2 0 2 3	2 0 2 2	2 0 2 3
	NIS	NIS	US Dollars

Advances to suppliers	8,002	2,563	2,206
Prepaid expenses	381	363	105
Other income receivables	-	195	-
Others	1,781	1,835	491
	10,164	4,956	2,802

Note 15 – Inventories, Net

	December 31,
	2 0 2 3	2 0 2 2	2 0 2 3
	NIS	NIS	US Dollars

Finished products	54,193	55,796	14,941
Inventory in transit	11,782	17,018	3,249
Less – Provision of slow-moving inventory	(3,500)	(885)	(965)
	62,475	71,929	17,225

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 16 – Property, plant and equipment

	Land and Building		New logistics Center (**)		Machinery and equipment	Motor Vehicles	Computers and equipment	Office Furniture	Total
Consolidated Cost:
Balance -January 1, 2022	(*)	56,924	(*)	541	9,177	11,457	7,182	1,964	87,245
Changes during 2022:
Additions	(*)	2,100		7,344	1,928	1,192	624	162	13,350
Dispositions		-	(*)	-	-	(1,379)	-	-	(1,379)

Balance – December 31, 2022	(*)	59,024	(*)	7,885	11,105	11,270	7,806	2,126	99,216
Changes during 2023:
Additions		414		18,941	1,968	332	1,692	199	23,546
Dispositions		-		-	-	(540)	-	-	(540)

Balance – December 31, 2023		59,438		26,826	13,073	11,062	9,498	2,325	122,222

Accumulated depreciation:
Balance – January 1, 2022		26,372		-	5,522	10,099	5,327	1,111	48,431
Changes during 2022:
Additions		2,151		-	482	1,031	659	29	4,352
Dispositions		-		-	-	(1,250)	-	-	(1,250)
Balance – December 31, 2022		28,523		-	6,004	9,880	5,986	1,140	51,533
Changes during 2023:
Additions		2,336		-	476	915	778	41	4,546
Dispositions		-		-	-	(443)	-	-	(443)
Balance – December 31, 2023		30,859		-	6,480	10,352	6,764	1,181	55,636

Net book value:
December 31, 2023		28,579		26,826	6,593	710	2,734	1,144	66,586
December 31, 2022	(*)	30,501	(*)	7,885	5,101	1,390	1,820	986	47,683

Net book value (US Dollars in thousands):
December 31, 2023		7,880		7,396	1,789	215	754	325	18,359
December 31, 2022	(*)	8,409	(*)	2,174	1,406	383	502	272	13,546

Property, plant and equipment under construction

(*) Reclassified

(**) Under construction

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 17 – Leases

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

Right of use assets, net

	December 31,
	2 0 2 3	2 0 2 2	2 0 2 3
	NIS	NIS	US Dollars
Cost:
Opening balance	6,612	7,333	1,823
Dispositions	(2,408)	(2,180)	(664)
Additions	1,137	1,459	314
Closing balance	5,341	6,612	1,473

Accumulated depreciation:
Opening balance	3,221	3,245	888
Dispositions	(2,408)	(2,180)	(664)
Depreciation	2,404	2,156	663
Closing balance	3,217	3,221	887

Net book value	2,124	3,391	586

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 17 – Leases (continued)
Leases liabilities

	December 31,
	2 0 2 3	2 0 2 2	2 0 2 3
	NIS	NIS	US Dollars

Opening balance	3,478	4,198	959
Additions	1,137	1,460	313
Payments	(2,408)	(2,180)	(664)
Closing balance	2,207	3,478	608

Amounts recognized in Statement of income

	For the year ended December 31
	2 0 2 3	2 0 2 2	2 0 2 3
	NIS	NIS	US Dollars

Depreciation expense on right-to-use assets	2,404	2,156	663
Interest expense on lease liabilities	75	126	21
Cancellation of rental expenses	(2,483)	(2,306)	(685)
	(4)	(24)	(1)

Note 18 – Subsidiaries

The principal subsidiaries of G. Willi-Food International Ltd, all of which have been included in these consolidated financial statements, are as follows:

Subsidiary	Country of incorporation and principal place of business	Proportion of ownership interest
		December 31,
		2 0 2 3	2 0 2 2
Euro European Dairies (Goldfrost) Ltd.	Israel	100%	100%
W.F.D. (Import, Marketing and Trading) Ltd.	Israel	100%	100%
W. Capital Ltd.	Israel	100%	100%

Note 19 – Trade payables

	December 31,
	2 0 2 3	2 0 2 2	2 0 2 3
	NIS	NIS	US Dollars

Open accounts	21,339	24,735	5,883
Checks payables	283	107	78
	21,622	24,842	5,961

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 20 – Employee benefit liabilities

Liabilities for employee benefits comprise:

	December 31,
	2 0 2 3	2 0 2 2	2 0 2 3
	NIS	NIS	US Dollars

Employee benefit	3,068	2,804	846
Accrual for annual leave	1,125	952	310
Defined benefit schemes (note 23)	1,055	878	291
	5,248	4,634	1,447

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

Note 21 – Other payables and accrued expenses

	December 31,
	2 0 2 3	2 0 2 2	2 0 2 3
	NIS	NIS	US Dollars

Accrued expenses	6,380	8,812	1,759
Customer advances	2,367	1,702	653
Other payables	2,107	1,322	581
	10,854	11,836	2,993

Note 22 – Share capital

Composition	December 31
	2 0 2 3	2 0 2 2

Ordinary shares of NIS 0.1 each	50,000,000	50,000,000

Issued and outstanding	13,867,017	13,867,017

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 23 – Defined benefit scheme

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

The current legal retirement age is 64 for women, 65 for women was born after January 1960 and 67 for men. Therefore, according to the plan, an employee who has been employed by the Company for at least one consecutive year (and under circumstances defined by law) and is dismissed after this period, is entitled to severance pay. The rate of compensation stipulated in the Law is the employee's last salary for each year of employment.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 23 – Defined benefit scheme (continued)
The principal assumptions used for the purposes of the actuarial valuations were as follows:
	Valuation at
	2 0 2 3	2 0 2 2
	%	%

Discount rate	5.42	5.22
Expected return on the plan assets	5.42	5.22
Rate of increase in compensation	5	4

Expected rate of termination:
0-1 years	35	35
1-2 years	30	30
2-3 years	25	25
3-4 years	15	15
4-5 years	15	15
5 years and more	7.5	7.5

The assumptions regarding future mortality rates are based on mortality tables published and approved by the Ministry of Finance. The mortality rate of an active participant at retirement age (67 for men, 64 for women) is 0.6433% for men and 0.3574% for women.

The provisions of Standard 19 stipulate that interest used to capitalize assets and liabilities should reflect risk free interest that is interest on highly rated corporate bonds with similar maturity periods and terms. Until November 2014, absent quality data and information about bonds of this type, what was utilized was the interest on long-term index linked government bonds (index linked Galil)/or long-term shackle government bonds (NIS Dawn - “Shachar”). Following a decision by the Securities Authority, according to which there is a deep market for corporate bonds, and according to the publication of Accounting Staff Position number 12-1, as of this report, the capitalization interest is that of high-quality corporate bonds. Use of a quality curve as stated above, is published by quoting companies which specialize in this field. The nominal interest rate for the capitalization appropriate for corporate bonds with high rankings as aforesaid, as of December 31, 2023, is 5.42% per year.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 23 – Defined benefit scheme (continued)
Changes in the present value of the defined benefit obligation in the current period were as follows:

	December 31,
	2 0 2 3	2 0 2 2	2 0 2 3
	NIS	NIS	US Dollars

Opening defined benefit obligation	5,481	6,441	1,511
Current service cost	474	467	131
Interest cost	269	129	74
Actuarial losses/(gains) arising from changes in financial assumptions	194	(1,201)	53
Actuarial losses arising from experience adjustments	24	20	7
Benefits paid	(498)	(375)	(137)
Closing defined benefit obligation	5,944	5,481	1,639

Changes in the fair value of the defined benefit assets in the current period were as follows:

	December 31,
	2 0 2 3	2 0 2 2	2 0 2 3
	NIS	NIS	US Dollars

Opening defined benefit assets	4,653	4,826	1,283
Employer contribution	328	355	90
Expected return on the plan assets	233	95	64
Changes in financial assumptions	172	(367)	47
Interest losses on severance payment allocated to remuneration benefits	(39)	6	(11)
Benefits paid	(410)	(262)	(113)
Closing defined benefit assets	4,937	4,653	1,360

Adaption of the current value of defined benefit plan liability and the fair value of the plan's assets to the assets and liabilities recognized in the Balance Sheets:

	December 31,
	2 0 2 3	2 0 2 2	2 0 2 3
	NIS	NIS	US Dollars

Present value of funded liability	5,944	5,481	1,639
Fair value of unrecognized asset	48	50	13
Fair value of plan assets - accumulated deposit in executive insurance	(4,937)	(4,653)	(1,361)
Net liability deriving from defined benefit obligation	1,055	878	291

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 23 - Defined benefit scheme (continued)

Sensitivity analyzes principal actuarial assumptions:

The sensitivity analyzes below have been determined based on reasonably possible changes in actuarial assumptions at the end of the reporting period. Sensitivity analysis does not account for any existing inter dependence between assumptions:

If the discount rate were increased / decreased by 0.5%, the defined benefit obligation would have decreased / increased by NIS 216 thousand (USD 58 thousand ).

If the rate hikes expected salaries would have increased / decreased by 0.5%, the defined benefit obligation would have increased / decreased by NIS 115 thousand (USD 32 thousand ).

If the resignation rate would have increased / decreased by 10%, the defined benefit obligation would have increased / decreased by NIS 120 thousand (USD 33 thousand ).

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

The balance of the Company's vacation provision is in accordance with the leave entitlement of each individual employee, according to his individual agreement with the company to which the employee belongs and in accordance with the employee's salary. The balance of the Company's vacation provision for December 31, 2023, as NIS 922 thousand (NIS 795 thousand , as of December 31, 2022).

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 24 – Share based payment

On July 2022, the Company granted to its employees 164,000 non-marketable options exercisable to up to 164,000 ordinary shares of the Company, which at the date of this report constitute approximately 1.18% of the Company's capital and voting rights before the grant and approximately 1.17% after the grant. Each option will allow, upon exercise, to purchase one NIS 1 ordinary share at an exercise price of NIS 55.3, adjusted to dividend and subject to adjustments that will be required if rights or bonus shares are issued. The weighted average of the Company share price during the period ending on December 31, 2022 was NIS 51.69.

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

24.1 - Nature and scope of share-based payment plans during the period

During the period that ended on December 31, 2022, the Company has two share-based payment plans, as described below:

	Stock options for senior management	Stock options for other employees	Total options
Outstanding period	July 2022	July 2022	July 2022
Granted during the year	75,000	89,000	164,000
Estimated lifespan	2-5 years	2-5 years	2-5 years
Vesting conditions	See note 24 above	See note 24 above	See note 24 above

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 24 - Share based payment (continued)

24.2 - Details regarding the stock option plans

	2023		2022		2023
	Number	Weighted average Exercise price (NIS)	Number	Weighted average Exercise price (NIS)	Weighted average Exercise price (US Dollars)
Opening balance	164,000	52.76	-	-	14.55
Granted during the year	-	-	164,000	52.76	-
Expired during the year	(22,500)	49.88	-	-	13.55
Closing balance	141,500	49.88	164,000	52.76	13.55

24.3 - Effect of share-based payment transactions on profit or loss for the period

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 3
	NIS	NIS	US Dollars
Expense arising from plans to grant shares and stock options	1,039	790	286

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 25 – Contingent liabilities and commitments

-
The Company has an obligation to pay incentives to several customers that are not subject to the Food Law, 5744-2014, which came into effect on January 15, 2015. Some of those incentives are payable as a rate of total annual sales to those customers, and some of those incentives are payable as a rate of acquisitions in excess of an agreed upon annual volume of activities. The incentives are calculated specifically for each customer. The incentives are calculated specifically for each customer as a reduction of the revenue.

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

The Company's shareholders also approved new terms of service for each of Mr. Zwi Williger and Mr. Joseph Williger, commencing as of January 1, 2023.

-
On April 1, 1997, the parent Company, Willi-Food Investments Ltd., and the Company entered into an agreement for the provision of management, administration, bookkeeping, secretarial and controllership services. Pursuant to the said agreement, the parent company shall pay the Company a monthly amount for the said services and for external services that are provided at the same time to the parent Company and to the subsidiary by the same third party, such as legal services, auditing services, etc., but excluding unique and specific services that are provided to the parent Company or to the company, a monthly payment of NIS 10,000 plus VAT.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 25 – Contingent liabilities and commitments (continued)

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
(NIS in thousands)
(Cont.)

Note 25 – Contingent liabilities and commitments (continued)

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

According to the Company, throughout his term of employment as an office holder in the Company, the defendant has unlawfully taken from the Company salary, bonus in respect of 2016 and reimbursement of expenses. According to the Company, Mr. Graiver has done so while breaching his fiduciary duty and his duty of care towards the Company as well as the cogent provisions of the Companies Law, 5759-1999, whereby it is mandatory that payments of the type taken from the Company by Mr. Graiver are approved by the General Meeting of the Company’s shareholders; according to the Company, Mr. Graiver has not obtained such an approval. On November 2, 2017, a resolution was issued to join the hearings pertaining to the two proceedings described above. On November 26 2017 statements of defense were filed by the Company and Mr. Graiver and on March 7 2018 a preliminary hearing was held. The parties are in the process of document discovery and review. Proof hearing was held on January 15 2020. Second Proof hearing was held on June 7 2020.Third Proof hearing (and last) held on October 31 2021. On March 17, 2022, summaries were submitted on behalf of Mr. Graver, on July 7, 2022, summaries were submitted on behalf of the company. On August 14, 2022, response summaries were submitted on behalf of Mr. Graver. A judgment was given on November 27, 2022 and it was ruled that the company must pay an immaterial amount to Mr. Graver. Both, the company and Mr. Graver submitted requests to appeal the verdict and the company also filed a request for a temporary stay order against the payment of the stipulated amount received on December 29, 2022. A hearing was held before the National Labor Court on September 11, 2023. No judgment has yet been given. In light of the above, the company's management estimates that the registration, in the financial statements and in the notes to the financial statements regarding the procedure, is satisfactory.

-
On June 24, 2020, a lawsuit and request for approval as a representative was submitted to the Central District Court against the company, Euro Dairy Europe Ltd. and another respondent. According to the applicant, the company marketed a number of products with misleading labeling and contrary to the provisions of the law and the relevant standards. The Company reply to the request on January 22, 2024. Response summaries have been submitted, awaiting a decision on the approval request. At this stage, the Company and its legal advisors cannot assess the chances of the lawsuit.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 25 – Contingent liabilities and commitments (continued)

-
A lawsuit and a motion to approve it as class action was filed on September 8, 2020, against Euro European Dairies to the Haifa district court. The applicant claimed that Euro European Dairies violated its obligations to import and market Gaude cheese in the quantities and prices it undertook as part of duty-free tenders. The applicant claims that he and the members of the group suffered damages in the amount of NIS 57 million. A mediation meeting was held on February 26, 2023. The parties reached an understanding without relinquishing or waving their respective claims. On July 24, 2023, a request was submitted to approve the settlement agreement reached by the parties. In accordance with the settlement agreement approved by the court on September 28, 2023, Euro Dairies of Europe undertook to provide an additional amount of 107 additional tons at controlled prices, to pay NIS 300,000 for the requesting and compensation to the lawyer in the amount of NIS 300,000, as well as to pay NIS 200,000 to the fund for class actions (according to S. 27A of the Law on Class Actions). The company included the contingent liability in its financial statements.

-
A lawsuit and a motion to approve it as class action was filed on August 2, 2021, against G. Willi-Food and another 5 respondents to the District Court. The applicant claimed that the Company marketed several products with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered financial damages in amount of NIS 100 million and Non-financial damages in amount of NIS 378 million. A pre-trial hearing that was scheduled for January 22, 2024, cancelled and has not yet been rescheduled. At this early stage, the Company and/or its legal advisors are unable to assess the chances of the lawsuit.

-
A lawsuit and a motion to approve it as class action was filed on November 8, 2021, against the Company to the District Court. The applicant claimed that the Company marketed a product with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered damages in amount of NIS 57 million. A response was submitted on February 9, 2022. On November 14, 2022, a pre-trial hearing was held, at the end of which it was decided that the parties must reach agreements by December 15, 2022. On January 24, 2023, an agreed notification was submitted according to which the parties were unable to reach an agreement. On September 14, 2023 another pre-trial hearing was held. Summaries on behalf of the applicant were submitted on December 27, 2023. Response summaries have been submitted, awaiting a decision on the approval request. At this preliminary stage, it is difficult to assess the chances of the application and the lawsuit.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 25 – Contingent liabilities and commitments (continued)

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

-
On February 20, 2023, the Euro European Dairies (the Company) received, from the Ashdod Customs House, a notice of a charge for a deficit of NIS 1.75 million, which includes interest and fine. In the letter of demand, it is claimed that the company imported soft cheeses in a salt water solution and paid duty only for the weight of the cheese without the weight of the salt water solution. According to the customs house, customs must also be paid for the salt water solution. After the customs house rejected the appeal that the company filed on the debit notices, The company paid the debt in the debit notices and submitted a lawsuit to the Magistrate's Court in Petah Tikva to cancel the notices and to recover the amounts paid by it plus interest and linkage. A pre-trial was scheduled to May 1, 2024. At this stage, the Company and its legal advisors cannot assess the chances of the lawsuit.

Note 26 – Events during and after the reporting period

-	On May 17, 2021, the Company announced that its Board of Directors had approved the appointment of Mr. Erez Winner as the Company’s active CEO.

-

On January 17, 2023, Mr. Erez Winner finished his position as the company CEO, but continues to provide management services to the company in the field of business development, building and manufacture.

-	On January 17, 2023, Mr. Yosef Williger was appointed as the company active CEO.

-	On September 16, 2021, the Company’s Board of Directors announced a dividend distribution in the amount of NIS 60 million (NIS 4.33 per share).

-	On March 15, 2022, the Company's Board of Directors announced a dividend distribution in the amount of NIS 20 million (a total of NIS 1.44 per share).

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 26 – Events during and after the reporting period (continued)

-	On August 31, 2022, the Company's Board of Directors announced a dividend distribution in the amount of NIS 20 million (a total of NIS 1.44 per share).

-	On November 24, 2022, the Company's Board of Directors announced a dividend distribution in the amount of NIS 15 million (a total of NIS 1.08 per share).

-	On March 24, 2023, the Company's Board of Directors announced a dividend distribution in the amount of NIS 30 million (a total of NIS 2.16 per share).

-	On August 30, 2023, the Company's Board of Directors announced a dividend distribution in the amount of NIS 10 million (a total of NIS 0.72 per share).

-
On April 25, 2022, investigators from the Competition Authority searched the Company's offices and took documents and computer equipment. In addition, the chairman of the Company's board of directors, Mr. Zvi Williger, was questioned at the Competition Authority's offices. In the search warrant issued to the Company, it was stated that the search was based on suspicion of a binding arrangement.

-
On February 14, 2024, the Company received a notification letter from the Competition Authority, according to which the authority is considering filing an indictment against the Company, subject to a hearing, on the grounds of the suspicions listed in the "Letter of Suspicions". In addition, A similar message was further delivered to the chairman of the board of directors of the Company, Mr. Zvi Williger, one of the controlling owners of the Company. The Company is currently reviewing the claims and will address them at the hearing which is yet to be scheduled.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 26 – Events during and after the reporting period (continued)

-
During October 2023, the Israeli government declared a state of war due to the terror attack that was launched on the State of Israel on that day, and which still continues. At the same time, the Hezbollah organization has since been carrying out missile and rocket attacks on various areas in Israel’s northern regions, targeting both military and civilian locations ("the war"). The war has led to various consequences and restrictions on the Israeli economy, including, among other things, an extensive mobilization of reserves, the evacuation of many settlements, both in the area bordering the Gaza strip and near the northern border, as well as taking actions for maintaining public safety and security, such as, among other things, imposing restrictions on gatherings, depending on the proximity thereof to the combat zones, including at workplaces and in the education system. Taking such actions caused a decline and a slowdown in the activity of the Israeli economy. In addition, the ongoing operation of many companies has suffered by the reduction in workforce availability, including due to the departure of foreign workers, extensive recruitment of reserves and absence from work due to the restrictions on the activity of the education system. In addition, on February 9, 2024, the rating Company S&P lowered the credit rating forecast of the State of Israel from stable to negative and the international rating agency Moody's announced the lowering of the credit rating of the State of Israel to level A2 (from the level of A1) with a "negative forecast", and further lowered the credit rating of the five largest banks in Israel by one grade (to A3).

The Company's activity is concentrated, among other things, in the supply of basic food products, the sale of which has not been significantly affected by the warfare and has even increased during the period following the outbreak of the war mainly by orders for products with a long shelf life. Due to repeated attacks by the Houthi forces on marine going vessels in the Red Sea, many shipping companies decided to stop sailing in the Red Sea, which is a major and significant sea trade route between the Far East and Israel, and to change the sailing routes to the bypass of Africa, or alternatively, to suspend or stop their arrival in Israel at all. As a result, the transport time from the Far East was extended by approximately 3-4 weeks, resulting in an increase in the costs of marine transportation and delays in receiving goods. About 35% of the Company's products are imported from the Far East. In the Company's estimation, a substantial increase in the cost of marine transportation could have a negative impact on the Company's results.

To the Company’s estimation, in practice, from the start of the war until December 31, 2023, the war had no material effect on the Company’s financial situation and on the results of the Company's activities. Also, the Company had succeeded to maintain operational and functional continuity, including maintaining an effective staff volume and effective ongoing operations with its customers and suppliers. As of the date of the report, the war still goes on and there is uncertainty as to its duration, further development and scope.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 26 – Events during and after the reporting period (continued)

Given the above, the Company is unable to assess the scope of the war's impact on its business and financial results in the upcoming quarters. As long as the war continues, the arrival of goods shall be delayed due to the circumstances in the Red Sea and the economic situation in the Israeli economy will deteriorate. This may have a negative impact on the Company's financial results, which the Company is currently unable to estimate.

Note 27 – Accounting policies

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

Determining the transaction price:

Most of the Company's revenue is derived from fixed price contracts, therefore the amount of revenue to be earned from each contract is determined by reference to those fixed prices agreed with the customers. Customers have the right to return products they purchase from the company in some transactions. Whenever a transaction includes the possibility of a return, the company recognizes revenue according to the consideration it expects to receive for products not expected to be returned, and on the other hand, it recognizes the obligation to refund.

Historical experience enables the Company to estimate reliably the value of good that will be returned and restrict the amount of revenue that is recognized such that it is highly probable that there will not be a reversal of previously recognized revenue when goods are return.

Allocating amounts to performance obligations:

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
(NIS in thousands)
(Cont.)

Note 27 – Accounting policies (continued)

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
(NIS in thousands)
(Cont.)

Note 27 – Accounting policies (continued)

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

The Company considers whether the lessor has substantive substitution rights. If the supplier does have those rights, the contract is not identified as giving rise to a lease.

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
(NIS in thousands)
(Cont.)

Note 27 – Accounting policies (continued)

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any extension period, where the Company intends to exercise such option, or their useful life.

	Useful life (Years)%

Building	50	2
Construction	25	4
Motor vehicles	5	15-20	(Mainly 20%)
Office furniture and equipment	6	6-15	(Mainly 15%)
Computers	3	20-33	(Mainly 33%)
Machinery and equipment	10	10

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
(NIS in thousands)
(Cont.)

Note 27 – Accounting policies (continued)

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
(NIS in thousands)
(Cont.)

Note 27 – Accounting policies (continued)

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
(NIS in thousands)
(Cont.)

Note 27 – Accounting policies (continued)

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