Form 20-F
period 2024-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2025-03-17
CIK 1030997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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

The registrant had 13,874,334 ordinary shares, NIS 0.10 nominal value per share, as of December 31, 2024.

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

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:
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

Yes ☐    No ☒

PRESENTATION OF INFORMATION

In this Annual Report on Form 20-F (“Annual Report”), references to the “Company”, “Group”, “we” and “us” refer to G. Willi-Food International Ltd. and its consolidated subsidiaries. References to “Willi-Food” refer to Willi-Food Investments Ltd., our controlling shareholder.

The Company presents its consolidated financial statements in New Israeli Shekels, the currency of the State of Israel. Unless otherwise specified or the context otherwise requires, references to “$”, “US$”, “Dollars”, “USD” and “U.S. Dollars” are to the United States Dollars and references to “NIS” are to New Israeli Shekels.

Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates. These translations should not be construed as representations that the translated amounts represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. Dollars or NIS as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of NIS into U.S. Dollars have been made at the rate of NIS 3.647= $1.00, the representative exchange rate on December 31, 2024.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company,” “Dividends,” “Operating and Financial Review and Prospects,” and “Quantitative and Qualitative Disclosures about Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, the risks set forth in “Item 3. Key Information – D. Risk Factors”, including the following:

•	payment default by, or loss of, one or more of our principal clients; the loss of one or more of our key personnel;
•	market risks of our portfolio of marketable securities, such as changes affecting currency exchange rates;
•	termination of, or changes in, arrangements with our suppliers;
•	increasing levels of competition in Israel and other markets in which we do business;
•	increase or decrease in global product prices of food products;
•	our inability to accurately predict consumption of our products or changes in consumer preferences;
•	product liability claims and other litigation matters;
•	interruption to our storage facilities;
•	our insurance coverage may not be sufficient;
•	our operating results may be subject to variations from quarter to quarter;
•	our inability to successfully compete with nationally branded products;
•	our inability to successfully integrate our acquisitions;
•	our inability to protect our intellectual property rights;
•	significant concentration of our shares is held by one shareholder;
•	we are controlled by and have business relations with Willi-Food Investments Ltd. and its management;
•	the price of our ordinary shares may be volatile;
•	our inability to meet the Nasdaq Capital Market (“Nasdaq”) and the TASE listing requirements;
•	our inability to obtain and maintain regulatory qualifications or approvals for our products orsuccessfully comply with laws and regulations related to our activities in Israel;
•	our inability to maintain an effective system of internal controls;
•	cyber-attacks on the Company's information systems;
•	economic conditions in Israel;
•	changes in political, economic and military conditions in Israel, including, in particular, economic conditions in the
Company’s core markets; and
•	our international operations may be adversely affected by risks associated with international business.

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

Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivable. Despite our large number of clients (approximately 1,500 customers, 3,000 selling points in Israel and abroad), a major part of our sales is made to a limited number of customers. Our largest customer which owns, among other things, supermarkets which accounted for approximately NIS 51.4 million (which represents 8.9%) of our sales revenue during 2024. We generally do not require collateral from our big supermarket chain customers, although we do require collateral from most of our remaining clients in Israel to ensure security in collecting payments that are due to us. In addition, we buy credit insurance for many of our customers. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all reasonably anticipated losses in respect of trade receivable. There can be no assurance that this allowance will be adequate. In the event that any of our major client's default on their payment obligations to us, we will not possess sufficient security to collect the entire debt.

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

In order to reduce these risks, the Board has adopted the procedure of regularly removing available funds in the Company's accounts for management by internal investment manager. In addition, the Board has revised the Company’s investment policy, has appointed members of the Board to the investment committee and has added both CEO and Chairman of the Board to the investment committee.

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

Although we have no supplier who supplies the majority of any of our products, we work with a limited number of key suppliers. If one or more of our key suppliers raises their prices, our operating results may be adversely affected. See risk factor below – “Increases or decreases in global product prices have in the past, and in the future, may continue to have a material adverse effect on our profitability”.  We believe that there are alternative suppliers for purchasing our products; however, we cannot assure that the products of the alternative suppliers will become immediately available and that the terms of purchase will be similar to those provided by current suppliers.

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

Further, there is an additional lag time from the date we purchase inventory from our suppliers situated outside of Israel and the date we sell the inventory to our customers in Israel. To the extent that the price we are able to sell such inventory to customers decreases from the time that we purchase it, our margin of profitability may be materially reduced.

Increases or decreases in global product prices in the future may have a material adverse effect on our profitability.

In addition, we are exposed to potential risks due to our purchase of most our inventory from countries outside the State of Israel. This inventory is transported through shipping companies and other forwarders until the inventory arrives to the various port in the State of Israel. We are dependent on shipping companies and other forwarders, and we are exposed to changes in inventory transportation prices and the ability of the shipping companies and forwarders to move the volume of inventory required by our business in a timely manner and at all. The continued attacks by a Yemeni rebel group, the Houthis, on global shipping routes in the Red Sea has continued to disruption our supply chain as well as increase our shipping costs. In the event these attacks continue, or if there are attacks by other parties or for any other reason navigation at the Red Sea or at other marine route is halted, it may have a material adverse effect on our sales and profitability. See - “We may be affected by political, economic and military conditions in Israel and the Middle East.”

Our results of operations may be adversely affected if we do not accurately predict the rate of consumption of our products.

We hold inventory of basic foodstuffs (such as preserved food, dairy and dairy substitute products, edible oils, pasta and rice and other food products), and we accumulate inventories of these products based on our prediction of the rate of consumption of these products by our customers. If actual consumption does not meet our expectations, and the shelf life of such products expires or we cannot otherwise sell such products, this may materially and adversely affect our financial condition and results of operations. On the other hand, to the extent we do not have adequate inventory of our products to meet demand (for example, due to consumer conditions that create unexpectedly high demand or our failure to accurately predict the rate of consumption of our products), we will not be able to meet the needs of our customers and our revenues may be adversely affected.

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

We store most of our products to be distributed to customers in one main location – a logistics center warehouse situated in Yavne, Israel. Any interruption to this storage facility, whether by power failure, flooding, or due to the ongoing war on Hamas or otherwise, would have a material impact on our ability to trade in the ordinary course of our business.  For more information, please see “ - We may be affected by political, economic and military conditions in Israel and the Middle East”.

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

In particular, we depend on the management services provided to us by Mr. Zwi Williger and Mr. Joseph Williger, as a director and Chairman of the Board and as a director and chief executive officer, respectively through management companies that they control. See “Item 7. Major Shareholders and Related Party Transactions –A. Major Shareholders”. We do not have any key-man life insurance policy on either Mr. Zwi Williger or Mr. Joseph Williger. The loss of either or both of Mr. Zwi Williger and/or Mr. Joseph Williger could adversely impact our business, financial condition and results of operations.

If we are unable to protect our intellectual property rights, our competitive position could be compromised.

We market certain products under the trademarks “Willi-Food”, “Euro European Dairies”, “Donna Rozza”, “Manchow”, “Gold Frost”, “Tifeeret”, “The Chef Dish”, ”, “Mr Chang”, “Muchi”, “Euro Butter”, “Euro Spread”, “Euro Cheese”, “Euro Cream”, “Euro Dessert”, “Euro Veg”, “Ha-Bulgaria”, “Gelato”, “Pinukim”, “Emma”, “Better Food”, “Kidoos”, “Italpizza” and “TenBo”. Although we have registered trademarks for these brands, we cannot assure that the degree of protection from this registration will be sufficient to protect our rights in these trademarks.

One shareholder owns a majority of our shares.

As of March 11, 2025, Messrs. Zwi Williger and Joseph Williger, beneficially owned approximately 75.6% of our outstanding shares, including shares held by Willi-Food Investments Ltd., an entity controlled by Messrs. Zwi Williger and Joseph Williger.  Our Articles of Association does not provide for cumulative voting rights with respect to the election of directors and every resolution in a general meeting of shareholders is deemed duly passed if passed by a simple majority of the shareholders present and voting unless another majority is required by the Israeli Companies Law (the “Companies Law”) or by our Articles of Association. Therefore, our controlling shareholders are able to control the outcome of matters requiring shareholder approval that do not require a special majority.

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

We previously failed to comply with Nasdaq’s requirement to hold an annual meeting of Shareholders no later than one year after the end of the Company's fiscal year-end and although we regained compliance within the grace period, we may fail to comply with the requirement to hold an annual meeting timely or any other listing requirements, and our shares may be delisted if we are unable to regain compliance with Nasdaq rules within the applicable grace periods.

On January 4, 2023, we received a notification letter (the “Notification Letter”) from The Nasdaq Capital Market advising us that we had not held an annual meeting of shareholders within twelve months of the end of our fiscal year ended December 31, 2022 as required for continued listing under Nasdaq Listing Rule 5620(a) (the “Annual Meeting Rule”). We were provided 180 calendar days to regain compliance with the Annual Meeting Rule. On February 7, 2023, we were informed by Nasdaq that we regained compliance with the requirement to hold an annual general meeting timely under the Annual Meeting Rule after we informed Nasdaq of our plan to regain compliance and holding a general shareholder meeting on March 14, 2023.

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

         In the State of Israel, customs duties are imposed on the import of various food products, including cheese products, frozen vegetables, oils, canned goods, and additional food items imported by the Company. In May 2014, the Ministry of Finance published a notice regarding the implementation of a government decision related to the opening of duty-free import quotas for hard cheeses and butter ("Duty-Free Import Quotas"), with the winning importers committing to a low selling price for the final consumer. Following this decision, the Ministry of Economy and Industry published a competitive process for duty-free import quotas, in which we participated and even won quotas against a commitment to sell to the final consumer at a low price. As of the date of this Annual Report, we estimate that if wet do not win any of the tenders in the coming years, there may be some impact, but we are unable to assess the potential extent of the impact on our results, due to our inability to estimate the price at which we will be able to market the cheeses subject to customs duties and/or our ability to increase sales of cheese products or substitutes for these products, which are already exempt as of the date of this Annual Report, as mentioned above.

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

The 2024 calendar year was challenging for the State of Israel as a whole and for the Israeli economy in particular, following an unprecedented terrorist attack on October 7, 2023 from the Gaza Strip on the State of Israel and a war that continued for about a year and four months thereafter, and spreading to other fronts, including Lebanon, Iran and Syria, which has had impact on all sectors of the Israeli economy. The growth forecast for 2024 was revised downward, mainly due to lower-than-expected growth for the first half and the effects of the recent security escalation on activity. Supply constraints make it difficult for economic activity to converge to the pre-war trend, and the ongoing geopolitical uncertainty is reflected in the rise of the economy’s risk premium.

Due to the continued fighting and its consequences, in September 2024, the international credit rating agency Moody's announced a downgrade of Israel's credit rating by two levels from A2 to BAA1 with a negative outlook, after during the first quarter of 2024, Moody's downgraded Israel's credit rating from A1 stable outlook to A2 negative outlook. Additionally, against the backdrop of the escalating conflict with Iran, during the second quarter, the international credit rating agency S&P downgraded Israel's credit rating from AA- to A+. Despite the many difficulties and challenges in the business environment, the Israeli economy showed strength and from the second half of 2024, there was a recovery in economic activity and a relatively good coping with the challenges of the period.

The Company imports various food products from outside Israel, including from Turkey. Due to the Turkish government's decision to impose restrictions on the export of products from Turkey to Israel, we are working to find alternatives and other suppliers from other countries. Due to repeated attacks by Houthi forces on ships in the Red Sea area, many shipping companies decided to stop sailing in the Red Sea, a main and significant maritime trade route between the Far East and Israel, and to change shipping routes to bypass Africa, or alternatively, to suspend or stop their shipping to Israel altogether. As a result, time required for shipping from the Far East to Israel has increased by about three to four weeks, thereby increasing the cost of maritime shipping and causing delays in receiving goods. About 35% of our imported products originate from the Far East, and therefore, according to our assessment, a significant increase in the cost of maritime shipping could adversely affect our operating results. In practice, according to our assessment, from the beginning of the war until the date of the Annual Report, the war has not have a material impact on our financial position and results of operations although there is no guarantee this will continue. In addition, we have managed to maintain operational and functional continuity, including maintaining an effective workforce, adequate inventory levels, and continued effective activity with its customers and suppliers. Due to the uncertainty regarding the scope of the fighting and the duration of the war, we are unable as of the date of this Annual Report to accurately assess the scope and nature of additional future effects of the war on our operating results.

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

We purchase food products from over 125 suppliers located in Israel and around the world, including [the Far East (China, India, the Philippines and Thailand and more), Eastern Europe (Poland, Lithuania, Bosnia and Latvia and more), South America (Ecuador, Argentina and Costa Rica), the United States, Canada, Western and Central Europe (the Netherlands, Belgium, Germany, Austria, Sweden, Switzerland, Finland, Denmark, and France) and Southern Europe (Spain, Portugal, ItalyTurkey and Greece) and more. Therefore, we are subject to certain risks that are inherent in an international business. These include the adverse effects on our operations from:

•	War, such as the current war in Israel for more information, see “– We may be affected by political, economic and military conditions in Israel and the Middle East”.

•	varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

•	tariffs, customs, duties, quotas and other trade barriers;

•	global or regional economic crises;

•	difficulties in managing foreign operations and foreign distribution partners;

•	longer payment cycles and problems in collecting trade receivable;

•	fluctuations in currency exchange rates;

•	political risks;

•	foreign exchange controls which may restrict or prohibit repatriation of funds;

•	export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

•	seasonal reductions in business activity in certain parts of the world;

•	potentially adverse tax consequences; and

•	Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.

General Risk Factors

The market price of our ordinary shares on either Nasdaq or the Tel Aviv Stock Exchange could fluctuate significantly.

The market price of our ordinary shares on the Nasdaq Capital Market and the Tel Aviv Stock Exchange (the “TASE”) has in the past fluctuated significantly and may be affected by our operating results, changes in our business, changes in the products we market and distribute, and general market and economic conditions which are beyond our control. In addition, the stock market in general has, from time to time, experienced significant price and volume fluctuations that are unrelated or disproportionate to the operating performance of individual companies. These fluctuations have affected stock prices of many companies without regard to their specific operating performance. For these reasons, the price of our ordinary shares may fluctuate significantly in the future.

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

ITEM 4. INFORMATION ON THE COMPANY

A.          HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated in Israel in January 1994 under the name G. Willi-Food Ltd. and commenced operations in February 1994. It changed its name to G. Willi-Food International Ltd. in June 1996. The Company’s corporate headquarters and principal executive offices are located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106, Israel. The Company’s telephone number in Israel is +972 8-9321000 and its e-mail address is willi@willi-food.co.il. The Company’s website address is www.willi-food.co.il. The information contained in its website, or that can be accessed therefrom, does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we file electronically, with the SEC at www.sec.gov.

The Company completed its IPO in the United States in May 1997, at which time its ordinary shares began trading on the Nasdaq Capital Market, where they currently trade under the symbol “WILC”. On June 15, 2020, our ordinary shares began trading on the Tel Aviv Stock Exchange under the symbol “WILF”.

CAPITAL EXPENDITURES

Our capital expenditures were $13.4 million, $6.3 million and $3.8 million for the three years ended December 31, 2024, 2023 and 2022, respectively. For more information, see “Item 4. Information on the Company – D. Property, Plants and Equipment”.

B.           BUSINESS OVERVIEW

Overview

The Company is an Israeli-based company specializing in high-quality, great-tasting kosher food products. The Company is engaged, directly and through subsidiaries, in the design, import, marketing and distribution of a wide variety of over 650 food products world-wide. In the year ended December 31, 2024, substantially all of our revenue was generated in Israel, with less than 0.5 % of our revenue resulting from exports outside Israel.

The Company purchases food products from over 125 suppliers located in Israel and throughout the world, including from [the Far East (China, India, the Philippines and Thailand), Eastern Europe (Poland, Lithuania, Bulgaria and Belarus), South America (Ecuador, Argentina and Costa Rica), Western and Central Europe (the Netherlands, Belgium, Austria, Germany, Sweden, Switzerland, Denmark, Turkey and France) and Southern Europe (Spain, Italy and Greece) and more.

The Company’s products are marketed and sold to approximately 1,500 customers and 3,000 selling points in Israel, including to supermarket chains, wholesalers and institutional consumers. The Company markets most of its products under the brand name “Willi-Food,” and most of its chilled and frozen products under the brand name “Euro European Dairies”. Certain products are marketed under brand names of other manufacturers or under other brand names. In addition, the Company distributes some of its products on an exclusive basis, as described further below. Less than 1% of the Company’s sales come from product sales in countries other than Israel.

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

As of March 11, 2025, the Company’s principal shareholder, Willi-Food Investments Ltd, held approximately 59.1% of our ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”. Willi-Food’s securities are traded on the Tel Aviv Stock Exchange.

Business Strategy

The Company’s principal business strategy is:

•
to promote the “Willi-Food” brand name and other brand names used by the Company (such as “Euro European Dairies”) and to increase market penetration of products through marketing efforts and advertising campaigns;

•	to expand our current food product lines and diversify into additional product lines, as well as to respond to market demand;

•	to enter new fields of activity/operating segments;

•	Expand the company's activities by improving its logistics system, including continued investment in the construction of the new logistics center;

•	utilizing management’s expertise in identifying market demand and preferences, as well as its supplier sourcing abilities too;

•	continue to locate, develop and distribute additional food products, some of which may be new to Israeli consumers;

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

Principal Products

We and Euro European Dairies import a broad variety of over 650 food products, which are sold, marketed, and distributed by us in Israel. A small percentage of our products are purchased from suppliers in Israel.

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

•
Canned Fruit: including pineapple (sliced or pieces), peaches, apricots, pears, cherries and fruit cocktail. These products are primarily imported from China, Monaco, the Philippines, Thailand, Greece and Europe.

•
Edible Oils: including olive oil, regular and enriched sunflower oil, soybean oil, corn oil and rapeseed oil. These products are primarily imported from Belgium, Poland, Italy, the Netherlands and Spain.

•
Dairy and Dairy Substitute Products: including hard and semi-hard cheeses (parmesan, edam, kashkaval, gouda, cheddar, pecorino, manchego, maasdam, iberico and emmental), molded cheeses (Brie, Camembert and Bloose), feta, Bulgarian cubes, goat cheese, fetina, butter, butter spreads, margarine, melted cheese, cheese alternatives, condensed milk, whipped cream, yogurt, frozen pizza and others. These products are primarily imported from Greece, France, Lithuania, Poland, Denmark, Germany, Italy and the Netherlands.

•
Dried Fruit, Nuts and Beans: including figs, apricots and organic apricots, chestnuts organic chestnuts, sunflower seeds, walnuts, pine nuts, cashews, banana chips, pistachios and peanuts. These products are primarily imported from GreeceTurkey, India, China, Thailand and the United States.

•
Other Products: including, among others, instant noodle soup, frozen edamame soybeans, freeze dried instant coffee, bagels, breadstick, coffee creamers, lemon juice, halva, Turkish delight, cookies, vinegar, sweet pastry and crackers, sauces, corn flour, rice, rice sticks, pasta, organic pasta, spaghetti and noodles, breakfast cereals, corn flakes, rusks, rusks, tortilla, dried apples snacks, deserts (such as tiramisu and pastries) and ice cream. These products are primarily imported from the Netherlands, Germany, Italy, Greece, Belgium, the United States, Scandinavia, Switzerland, China, Thailand, Turkey, India, and South America.

Product Information

The products that generated the largest sales volume for the year ended December 31, 2024 were dairy and dairy substitute products 36.5% of sales, canned vegetables and fruits 18.1% of sales, cereals, rice and pastas products 10.3% of sales, oil products 8.1% of sales and fish products 14.4% of sales.

The allocation mentioned above does not include the product line “Other Products” in the import segment, as this product line includes products that have no characteristic definition.

Most of the products that we import and market are approved as kosher by, and/or under the supervision of, various supervisory institutions, including the Chief Rabbinate of Israel, Badatz Edah HaChareidis, Badatz Beit Yosef, Chug Chatam Sofer, certain Jewish organizations administering Kashrut procedures and certifications (such as the Union of the Orthodox Jewish Congregation of America (referred to as OU), Badatz Igud Harabanim Manchester, OK, Circle K and Triangle K) and rabbis of local Jewish congregations abroad. For more information, see “Government Regulation” in this section below.

Our products are packaged by various manufacturers and suppliers abroad and labeled in Hebrew, English and, in certain cases, Arabic and Russian, in accordance with our instructions and applicable law. For more information, see “Government Regulation” in this section below.

Suppliers

We purchase food products from over 125 suppliers all over the world.

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

In 2024, we purchased several products from one supplier, of which accounted for more than 20% of our total purchases in 2024.

The average volume of our credit balance with our suppliers in 2024 was NIS 28 million (US$ 7.7 million) consisting of 25 days of supplier’s credit on average.

Customers

The Company’s products are marketed and sold to approximately 1,500 customers and approximately 3,000 selling points throughout Israel and outside of Israel.

The Company’s customers generally fall within one of the following three groups:

•	large retail supermarket chains,

•	small retail supermarket chains, and

•	other customers, including small private grocery shops, government institutions, wholesalers, restaurants, hotels, and hospitals.

The first group of customers above includes the large retail food marketing chains: Shufersal Ltd, Rami-Levy Ltd, Osher-Ad, Viktory, Yohananof, Mahsanei Hashuk, Freshmarket and others. Large retail food marketing chains usually have dozens of stores with nationwide deployment.

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

A number of provisions the Israeli “Promoting Competition in the Food Industry” law (the “Food Law”) apply to the Company, including a prohibition on any interference on the part of a supplier in a retailer’s determination of the consumer price that such retailer will collect on another suppliers’ merchandise, or the terms of such sale; a prohibition on retailers interfering in any way with a supplier’s determination regarding what products to sell other retailers and what prices to charge for those products, or the terms of such sale; a ban on suppliers transferring payments (in cash or cash equivalents) to a large retailer, other than by lowering the price per unit of a product, subject to certain exceptions; a prohibition on interfering in any way in the price per product collected by a retailer for that supplier’s products, the allocation of any share of sales space for that supplier’s products, the purchase of products provided by that supplier on any scale in proportion to the retailer’s purchase of the product from alternative suppliers; and a prohibition on interfering in the purchase or sale of products provided to a retailer by another supplier, including quantities and purchase targets, sales space allocated to another supplier in stores and other commercial terms. In 2024, the Company does not have retail customer that is considered a large retailer according to the Food Law.

The second group of customers includes small retail supermarket chains of up to 15stores, usually in a regional deployment.

Generally, the Company’s engagement with small retail chains does not involve exclusivity, or other obligatory terms of operations. Prior to entering into an engagement with such customer, the Company check the customer’s financial stability and determines the scope of credit to assign to and the sureties to obtain from such customer. Small retail chains are generally requested to provide deferred checks as sureties, and some are requested to provide additional sureties, including promissory notes, personal guarantees and bank guarantees. In addition, the Company insures most of its small retail chains with credit insurance.

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

The Company's sales by customer group for the years ended December 31, 2024, 2023 and 2022 were as follows:

	Percentage of Total Sales Year Ended December 31
Customer Group	2024	2023	2022
Large retail supermarket chains	48%	49%	48%
Institutional market - wholesalers	13%	13%	14%
Institutional market - catering and restaurants	10%	11%	12%
Private customers	9%	8%	8%
Small supermarket chains	6%	5%	6%
Government customers	5%	4%	2%
Other customers	9%	10%	10%
	100%	100%	100%

The table below shows the Company's revenues from major groups of products that contributed 10% or more to the Company’s total revenues in the years 2022 to 2024:

	Year ended December 31,
	2024	2023	2022	2024
	NIS	NIS	NIS	US Dollars
Canned Vegetables Fruits and Pickles	104,027	86,212	79,969	28,524
Dairy and Dairy Substitute Products	209,974	212,728	188,738	57,575
Canned Fish	83,056	74,750	62,270	22,774
Cereals, rice and pastas	59,026	61,573	61,350	16,185
Oils	46,727	43,058	44,241	12,812
Other	72,985	64,941	61,757	20,012

The average aggregate receivable balance of the Company's customers with the Company in 2024 was NIS 171million (USD 47.0 million) and the average time period within which our trade receivable was paid was 90 days.

In the event that a small retail supermarket chain or other customer does not respect its financial commitments, the Company may elect to foreclose on the collateral, or the promissory note provided by such customer. The Company has not made significant use of this foreclosure power since 2008. The Company strives to minimize its credit risk by constantly reviewing the credit it extends to customers versus the security it receives. As a result of such review, the Company has ceased selling products to certain customers and considerably reduced sales to other customers and may continue to do so.

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

The sale of most of our dairy and dairy substitute products is performed by external distributers, “van sale” sales agents using small terminals. The sales agents supply these products immediately from the stock of products in the refrigeration trucks in which they travel.

Some of the marketing and distribution to institutional clients in the private sector (such as hotels, police, prisons, the Ministry of Defense and “kibbutz” collective settlements) is done by winning tenders, direct distribution or by wholesalers.

With imported products, the Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 70days. Occasionally, the Company may take advantage of low-priced merchandise and purchase larger amounts than usual of a product with long shelf life. In those cases, the inventory may be sufficient to meet market requirements for more than 70 days. Products ordered by customers in full container loads are generally forwarded directly to the customers’ facilities without being stored in the Company’s facilities. The Company does not regularly maintain a significant backlog of orders from customers; orders received by customers are generally filled within one week. The Company’s inventory as of December 31, 2024 amounted to NIS 98.2 million (USD  26.7million) compared with NIS 62 million (USD 17 million) as of December 31, 2023.

The Company maintains close contact with its consumers in an effort to be attentive to market needs, market trends, and demand for certain products in various markets. The Company also regularly gathers information on new products manufactured world-wide, including by attending food exhibitions and maintaining close relations with manufacturers and suppliers world-wide.

The Company is responsible for the products it markets in Israel under the Israeli Law of “Liability for Defective Products Law, 1980” and it has also purchased an insurance policy for product liability claims.

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

Competition

The food distribution business in Israel is highly competitive with respect to imported, as well as locally manufactured, food products. The Company faces direct competition both from local manufacturers and from a number of importers of food products, and the food market in Israel is very price sensitive. The Company’s competitors include [Shemen, Tomer, Taaman, Solbar and Y.T.V Foods Industries Ltd with respect to edible oils; Fodor (Starkist and Yona), Posidon and Williger of the Neto Group, Filtuna, and Shastowits with respect to fish products; Yachin-Zan laKol, Williger of the Neto Group, and Tomer with respect to canned fruit and vegetable products; Osem, Barila, Williger of the Neto Group, Taaman and Tomer with respect to pasta products; and Tnuva, Tara, Strauss, Seyman, and Gad Dairy with respect to dairy and dairy substitute products.

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

To the Company’s knowledge, several of its competitors are substantially more established, have greater market recognition and have greater financial, marketing, human and other resources than those of the Company. If any of the Company’s major competitors materially reduces prices, the Company would experience significantly more competitive pressure and a decrease in profitability. The Company cannot predict whether it could successfully compete with these pressures and, if it were unable to do so, the Company’s business would be adversely impacted.

Intellectual Property Rights

The Company markets certain products under the trademark “Willi-Food”, which was approved for registration in Israel in May 1997 for certain uses relating to the food industry. In 2015, the trademark's validity was extended for an additional ten years. The Company markets certain products under the trademark “Gold-Frost,” which was registered in Israel in February 2002. The company markets certain product under the trademark “Euro European Dairies”, which was approved for registration in Israel in September 2019.

 The Company also markets cheeses and cheese substitutes such as “Ha-Bulgaria”, which was registered in Israel in June 2009.

The Company also markets ice cream products such as “Muchi-Ice”, which was registered in Israel in November 2019, and “Gelato”, which was registered in Israel in May 2013.

The Company also markets a line of products under the trademark “Pinukim”, which was registered in Israel in June 2020.

The Company markets a line of products with kosher supervision by Badatz Edah HaChareidis under the trademark “Tifeeret”, which was registered in Israel in September 2010 for different uses in the food industry.

The Company also markets coffee products under the trademark “Art Coffee”, which was registered in Israel in January 2020.

The Company also markets other products which are in the process of being registered in Israel, such as “Super Kidos”, “Better Food”, “Muchi Ice-Dessert” and “Super Kidoos”, “Ten-Bo”.

Other products marketed by the Company under their original brand names are “Completa”, “Pils”, “Wyke”, “Muratbey”, “Nobeleza Gaucha”, “Sera”, “Daawat”, “Zanetti”, “Ferro”, “Hahne”, “Pastor”, “Valio”, “Italpizza” and “Kolios”.

The Company imports private label products for its costumers under their brand name (“Shufersal”, “Ramy Levy” and more).

There can be no assurances as to the degree of protection registration of the Company’s trademarks will afford.

The Company’s investment in registering these trademarks was insignificant.

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

Customs duty applies to various food products in Israel, including cheese, frozen vegetable, oils, tinned goods and other food products imported by the Company. In May 2014, the Ministry of Finance published a notice regarding a government decision in connection with increasing the tax-exempt import quotas of hard cheese and butter (hereafter – “Tax Exempt Import Quotas”) whereby importers undertake to sell the products to the end customer at a relatively low price. Further to the aforesaid resolution, the Ministry of Economy published, for the first time, a competitive process in which companies can win Tax Exempt Import Quotas. The Company participated in this process and won some of these quotas while committing to sell the products to the end customer at a relatively low price. In subsequent years, the Ministry of Economy has continued to publish annual tenders for Tax Exempt Import Quotas against winners undertaking to sell the imported products at a relatively low price to the end customer and to meet a minimum sale target in respect of the goods in question. The Company has participated in these annual tenders and won some of these quotas. As part of the tender process, the Company was required to provide financial guarantees and participate in audit procedures on behalf of the Ministry of Economy for the purpose of assessing its compliance with its undertakings. The Company successfully passed most of the audit procedures, apart from immaterial breaches in which immaterial amounts, which were provided by the Company, were forfeited, and an import quota which the Company was supposed to received was cancelled. Pursuant to the terms of the tenders, a breach of undertakings in the tender process may result, among other things, in forfeiture of guarantees and in the imposition of sanctions in the form of non-issuance of tax-exempt import quotas as part of the competitive process for a period of no more than five years.

During September 2022, the Minister of Finance signed an order to cancel the customs duty on the import of food products. The plan includes, among other things, the cancellation of the customs duty on oils, canned fish, sauces, dried fruits, pastries, jams and snacks.

During January 2023, the Minister of Finance signed an order to cancel the customs duty on a variety of cheese products. As part of the decree, an exemption applies, among other things, to the import of soft cheeses with a fat percentage less than 5%, an exemption to the import of fresh soft mozzarella cheese, an exemption to the import of haloumi cheese, and more.

Most of the products which the Company imports and markets are approved as kosher by and/or under the supervision of various supervisory institutions including the Chief Rabbinate of Israel, Chug Chatam Sofer, Badatz Edeh HaChareidis, certain Jewish organizations administering Kashrut procedures and certifications (such as the Union of the Orthodox Jewish Congregation of America (OU), Badatz Igud Harabanim Manchester, OK, Circle K and Triangle K) and rabbis of local Jewish congregations abroad. Such procedures include, in certain cases, personal supervision by a Kashrut supervisor sent by such institutions to the manufacturing facilities from which the Company purchases products, who is present at the plant during the processing of the product. Under Israeli law, the Company is required to ascertain that the kosher foodstuffs which it offers for sale bear kosher certification approved by certain authorities, such as the Chief Rabbinate of Israel, and also bear the name of the individual authorized to certify such product. It is clarified that the Company's imported foodstuff, which are marketed as kosher in Israel, are approved by the Chief Rabbinate of Israel.

C.          ORGANIZATIONAL STRUCTURE

The Company has three wholly owned active subsidiaries, each of which is an Israeli corporation:

•	W.F.D. (Import, Marketing and Trading) Ltd. (“WFD”)

•	W. Capital Ltd. (“W. Capital”)

•	Euro European Dairies Ltd.

WFD

WFD was incorporated in 1995. Its activities are engaging in occasional importation of food products.

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

D.          PROPERTY, PLANTS AND EQUIPMENT

The Company’s principal executive offices are situated at a logistics center in the northern industrial zone of Yavne, at 4 Nahal Harif St., Israel. The logistics center, which is owned by Company, is 8,526 square meters (approximately 92,000 square feet).

In addition to the current logistics center, the Company makes use of so-called “free” warehouse services. For such services, the Company is charged only for storage per container or pallet. The Company’s expenses for usage of free warehouses services were NIS 5,012 thousand (USD 1,374 thousand) for the year ended December 31, 2024 and NIS 4,953 thousand (USD 1,366 thousand) for the year ended December 31, 2023.

As of December 31, 2024, the Company owned 13 trucks. Eleven of them are capable of transporting refrigerated and frozen products.

During 2021, the Company began obtaining the approvals and permits required for the expansion of its own logistics center located in the Yavne industrial zone. On March 2023, the Company received the building permit. In May 2023 the Company began the construction of the new logistic center. The estimated duration of work is approximately 24 months, and the start date of the new logistics center activity is expected to be at the end of 2025. Once completed, the logistics center expansion will provide the Company with additional storage of approximately 11,000 cooled / frozen surfaces compared to 7,800 dry / cooled / frozen surfaces currently available to the Company. The estimated cost of the entire project is approximately NIS 115 million (NIS 43.3 million invested during 2024). Schedule and costs estimates may vary as a result of events beyond the Company’s control and changes in commercial terms.

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

Overview

The Company is engaged, directly and through its subsidiaries, in the design, import, marketing and distribution of a broad range of food products purchased from over 125 suppliers worldwide and marketed throughout Israel and abroad. The products imported by the Company are marketed in Israel and sold to approximately 1,500 customers and 3,000 selling points, including supermarket chains, mini-markets, wholesalers, manufacturers and institutional consumers.

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

Recognition of Revenue

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

The Company is engaged mainly in the sale of food products in the Israeli market. Revenue from sale of goods is recognized when control of the goods has transferred to the buyer, generally being when the goods arrived to the buyer’s specific location. Upon receipt of the goods, the buyer has full discretion over the distribution channels and price to sell the goods; the buyer has principal responsibility upon sale of the goods and it bears the risks of obsolescence and/or loss of the goods. After delivery of the goods, the Company recognizes receivables in respect of the sale since as of that point in time the consideration is unconditional. In most cases, the Company enables specific customers to return products which they have not sold, despite that there is no agreement between the Company and its customers regarding such returns and the Company does not have a formal policy regarding such returns. Accordingly, the Company recognizes a provision for return of goods against a decrease in revenues and a corresponding inventory asset against the right to return the goods. The amount of the asset is determined based on the lower of cost and net realizable value. Past experience is used by the Company to estimate the number and the amount of returns. Based on past experience, the Company estimates, with a high level of probability that no significant portion of revenue recognized in respect of sale of goods will be reversed.

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

A.          RESULTS OF OPERATIONS

The following table sets forth for the periods indicated the correlation (in percentages) between items from the Company’s statements of operations to its total sales for such periods:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Revenues	575,795	543,262
Cost of Sales	414,461	422,695
Gross Profit	161,334	120,567
Selling Expenses	68,893	74,216
General and Administrative Expenses	26,165	26,110
Operating profit before other expenses (income)	66,276	20,241
Other expenses (Income)	11,402	(109)
Operating profit	54,874	20,350
Financial Income, Net	37,808	18,842
Profit before taxes on income	92,682	39,192
Taxes on income	(22,367)	(7,536)
Net Income	70,315	31,656

Year Ended December 31, 2024 compared with Year Ended December 31, 2023

Revenues for fiscal year 2024 increased by 6% to NIS 575.8 million (USD 157.9 million) from NIS 543.3 million (USD 149.8 million) recorded in fiscal year 2023. The increase in sales was due to increasing inventory levels and improving the availability of its products for sale to its customers.

Gross profit for fiscal year 2024 increased by 33.8% to NIS 161.3 million (US$ 44.2 million), or 28.0% of revenues, from NIS 120.6 million (US$ 33.1 million), or 22.2% of revenues, recorded in fiscal year 2023. The increases in gross profit and gross margins were due to the Company’s efforts to improve its commercial terms with its customers and suppliers and focusing on the sale of a more profitable products portfolio.

Selling expenses for fiscal year 2024 decreased by 6.7% to NIS 68.9 million (US$ 18.9 million), or 12.0% of revenues, from NIS 73.9 million (US$ 20.3 million), or 13.6% of revenues recorded in fiscal year 2023. The decrease was mainly due to decrease in advertising.

General and administrative expenses for fiscal year 2024 were NIS 26.2 million (US$ 7.2 million), or 4.6% of revenues, remaining at the same level compared to fiscal year 2023, despite the increase in sales and improvement in profitability.

Operating profit before other expenses (income) for fiscal year 2024 increased by 227.2% to NIS 66.3 million (US$ 18.2 million), or 11.5% of revenues, from NIS 20.4 million (US$ 5.6 million), or 3.7% of revenues, recorded in fiscal year 2023. The increase was primarily due to the increase in gross profit.

Other expenses for fiscal year 2024 were NIS 11.4 million (US$ 3.1 million), resulted from an agreement reached by the Company with the Israel Competition Authority for the payment of administrative fine. For further information, please see Company’s report on Form 6-K submitted to the Securities and Exchange Commission on July 17, 2024.

Operating profit for fiscal year 2024 increased by 169.7% to NIS 54.9 million (US$ 15.1 million), or 9.5% of revenues, from NIS 20.4 million (US$ 5.6 million), or 3.7% of revenues, recorded in fiscal year 2023. This increase was primarily due to the increase in gross profit and reduction in operating expenses compared to sales offset by the administrative fine of NIS 11.6 million (US$ 3.2 million).

Financial income, net, for fiscal year 2024 totaled NIS 37.8 million (US$ 10.4 million), compared to NIS 18.8 million (US$ 5.2 million) recorded in fiscal year 2023. Financial income, net for the fiscal year 2024 was comprised mainly from revaluation of the Company’s portfolio of securities to in the amount of NIS 25.6 million (US$ 7.0 million) and from interest and dividend income from the Company’s portfolio of securities in an amount of NIS 13.7 million (US$ 3.8 million).

Profit before taxes on income for fiscal year 2024 increased by NIS 53.5 million (USD 14.7 million), to NIS 92.7 million (USD 25.4 million) from NIS 39.2 million (USD 10.8 million) recorded in fiscal year 2023.

Taxes on Income for fiscal year 2024 increased by 196.8% to NIS 22.4 million (USD 6.1 million) from NIS 7.5 million (USD 2.1 million) recorded in fiscal year 2023. For more information see Note 10 (Taxes on income) of our financial statements for the year ended December 31, 2024 included in this Annual Report.

Net profit for the year for fiscal year 2024 was increased by 122.1% to NIS 70,315 thousand (USD 19,282 thousand), or NIS 5.07 (USD 1.39) per share from NIS 31,656 thousand (USD 8,728 thousand) or NIS 2.28 (USD 0.63) per share recorded in fiscal year 2023.

Year Ended December 31, 2024 compared with Year Ended December 31, 2023

This analysis can be found in Item 5 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

B.          LIQUIDITY AND CAPITAL RESOURCES.

The Company’s operations are funded mainly through its own equity and cash flows from its operating activities. In addition, the Company has unutilized bank credit lines.

As of December 31, 2024, cash and cash equivalents were NIS 122.9 million (USD 33.7 million), compared to NIS 137.5 million (USD 37.9 million) as of December 31, 2023.

As of December 31, 2024, financial assets at fair value through profit or loss were 123.2 million (USD 33.8 million), compared to NIS 102.2 million (USD 28.2 million) as of December 31, 2023.

Net cash provided by operating activities

During the fiscal year ended December 31, 2024, net cash from operating activities was approximately NIS 42.9 million (USD 11.8 million) compared to net cash from operating activities of NIS 33.7 million (USD [   ] million) during the fiscal year ended December 31, 2023. Net cash from operating activities during the fiscal year ended December 31, 2024 was driven by ongoing profit of the Company in amount of NIS 70.3 million (USD 19.3 million) with net of working capital investments such as inventory and trade receivables in the amount of NIS 27.3 million (USD 7.5 million).

Net cash used in investing activities

During the fiscal year ended December 31, 2024 net cash used in investing activities was approximately NIS 45.7 million (USD 12.5 million) compared to net cash used in investing activities NIS 4.7 million (USD 1.3 million) in fiscal year ended December 31, 2023. The Company’s investing activities consist primarily of acquisition of property plant and equipment mainly from investing in the new logistic center.

Net cash used in financing activities

During the fiscal year ended December 31, 2024 net cash used to finance activities was approximately NIS 12.3 million (USD 3.4 million) compared to net cash used to financing activities of approximately NIS 42.4 million (USD 11.7 million) in fiscal year ended December 31, 2023. Financing activities in 2024 was primarily due of dividend distribution.

Cash requirements

The Company’s cash requirements, net, during the years ended December 31, 2024 and 2023 were met primarily through its working capital. As of December 31, 2024, the Company had working capital of NIS 463.9 million (USD 127.2 million) compared to working capital of NIS 444.0 million (USD 122.4 million) as of December 31, 2023. The Company believes that its working capital is sufficient for its present requirements.

Trade receivables

The Company’s trade receivable balance as of December 31, 2024 and 2023 was NIS 171.3 million (USD 47.0 million) and NIS 160.4 million (USD 44.2 million), respectively. The average time period within which our trade receivable was paid was 90 days in 2024 and in 2023.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The exchange rate of the U.S. Dollar was NIS 3.647 on December 31, 2024 compared to NIS 3.627 on December 31, 2023.

The annual rates of inflation in Israel during the year ended December 31, 2024 was 3.4% while during such period the revaluation of the NIS against the U.S. Dollar was approximately 3.4%

A revaluation of the NIS in relation to the U.S. Dollar has the effect of increasing the U.S. Dollar value of any assets of the Company which consist of NIS or receivables payable in NIS. Such a revaluation also has the effect of increasing the U.S. Dollar amount of any liabilities of the Company which are payable in NIS (unless such payables are linked to the Dollar). Conversely, any decrease in the value of the NIS in relation to the U.S. Dollar has the effect of decreasing the U.S. Dollar value of any linked NIS assets of the Company and the U.S. Dollar amount of any linked NIS liabilities of the Company.

The dollar cost of the Company’s operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by the devaluation of the NIS in relation to the U.S. Dollar.

Guarantees and Pledges

Other than letters of credit granted by the Company to some of its suppliers, the Company has no obligation or use credit lines to the banks or to other party. The outstanding amount of such letters of credit as of December 31, 2024 was approximately NIS 1.9 million (USD 0.5 million).

The Company provides bank guarantees which most of it for the purpose of securing its obligations to sell products at a subsidized price to the end consumer as part of the procedure for obtaining import quotas from the Ministry of Economy for various products, mainly cheeses. The total bank guarantee that the Company provided as of December 31, 2024 was NIS 5.9 million.

C.          RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Not applicable          .

D.          TREND INFORMATION

[In recent years, there has been an increase in the offerings of lower cost private label products by the large retail chains which compete with our products, resulting in a greater price competition and an increase in our cost of sales as a percentage of total revenues.

The food industry is characterized by a high level of competition and limited consumer loyalty. The sector is dynamic, responding to the demands, needs and various tastes of an audience numbering millions of Israeli consumers.

[Recent years have seen a strengthening of private brands marketed by the large supermarket chains Shufersal Ltd. (“Shufersal”) and Rami Levi Hashikma Marketing Ltd. (“Rami Levy”). The marketing of these private brands strengthens competition; however, it also allows the Company to integrate into this market by marketing its products as private brands to the large supermarket chains.

In addition, various macro-economic factors impact the food industry, including the macro-economic environment in Israel, which includes the following:

Local activity – According to the Bank of Israel, GDP is expected to grow at the rate of 4.0% and 4.5% in the years 2025 and 2026, respectively. This growth is expected to be driven by accelerated private consumption, continued investment in assets and the recovery from the war.

Labor market activity – There was a decline in the unemployment rate from 3.3% at the end of 2023 to 3.1% at the end of 2024.

Inflation environment – The annual inflation rate in Israel in 2024 was 3.4%. Inflation expectations for longer terms (over two years) continue to be anchored in the target area. The company's activity is exposed to risks arising from changes in the inflation rate. As of the date of this report, the company has not entered into agreements and/or index-linked loans in 2024.

Fiscal policy – Against the background of the war, the deficit in the government budget increased in 2024 and amounted to 7.7% of GDP comparing to a rate of 4.2% of GDP in 2023. The deficit in the updated budget for 2025 is expected to be 4.7 percent of GDP and the debt-to-GDP ratio is expected to rise to 69% at the end of 2025, from a rate of about 60% on the eve of the war.

Monetary policy – During the second half of 2024, the Bank of Israel left the interest rate unchanged at a restraining level of 4.5%. At the beginning of 2025, on January 6, the Monetary Committee decided to leave the interest rate unchanged at a restraining level of 4.5%.

In addition, the Company’s management is evaluating the financial stability of its customers by entering into agreements with companies for providing business data, examining bank accounts, conducting inquiries, and following negative publicity regarding its customers or other signs indicating financial difficulties.

E.          CRITICAL ACCOUNTING ESTIMATES AND INDICATE

N/A as the Company prepared its financial statements under IFRS.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          DIRECTORS AND SENIOR MANAGEMENT

The directors, executive officers and key employees of the Company as of the date of this Annual Report are as follows:

Name	Age	Position with the Company
Joseph Williger	68	Director, and Chief Executive Officer
Zwi Williger	70	Director, Chairman of the Board
Erez Winner	56	Senior Officer (business development logistic operation and building)
Yitschak Barabi	40	Chief Financial Officer
Ran Asulin	41	Chief Trade and Selling Officer
Shlomo Gold	65	Director
Ayelet Nir (1) (2)	55	External Director
Idan Ben-Shitrit (1) (2)	50	External Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

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

Zwi Williger has served as the active Chairman of the Board and as Chairman of the board of Willi Food Investments since August 17, 2017, and June 12, 2017, respectively. Mr.  Zwi Williger has also served as director of BSD since May 2017. In addition, from January 1994 until January 2016 he served as active Chairman of the Board and as director and CEO of Willi Food Investments. Prior to that, from the inception of the Company in 1994 and until 1997, Mr. Williger served as the Company’s director and Manager of Marketing Development. In addition, Mr. Zwi Williger served as the Company’s Chief Operating Officer from 1997 until 2011. Mr. Williger attended the Business Administration School of Fresno University in California and an Advanced Management Course at Harvard University.

Yitschak Barabi has served as Chief Financial Officer of the Company and Willi-Food since July 2019. On November 11, 2024 Mr. Yitschak Barabi was also appointed as acting Chief Executive Officer of Willi-Food Investments. Prior to his appointment and since May 2015, Mr. Barabi served other senior positions at the Company and at Willi-Food Investments, such as the Company’s Controller and Deputy CFO. Mr. Barabi is certified public accountant (Israel) and holds a BA (Accounting & Economic) from the Hebrew University.Ran Asulin has served as Chief Trade and Selling Officer of the Company since March 2019. Prior to his appointment as CSO, Mr. Asulin served at the Company on other senior positions since December 2010. Mr. Asulin is holding a BA in Business Administration from the college Law and Business in Ramat Gan.

Shlomo Gold is a manager at S. Neta Investments LTD. and has acted in development of real estate project in Poland and as a business and operational manager of construction project development and revenue-generating properties in several European countries. Mr. Gold served as CEO of New Horizon Group LTD., a public company traded in Tel Aviv Stock Exchange involved in initiating real estate projects in Europe and the United States. Mr. Gold earned his Bachelor of Arts (BA) in Statistics and Social Science from the Haifa University.

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

Ayelet Nir has served as an external director and chairwoman of the investment committee of a pension and provident fund company. In addition, Ms. Nir has acted in economic research, serving as the chief economist and head of research departments at two Israeli investment firms (IBI Investment House and Psagot Investment House). Ms. Nir holds a master’s degree in economics from Tel Aviv University and an investment marketing license from the Israel Securities Authority.

B.          COMPENSATION

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2024. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with management fees, salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2024, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exemption in accordance with applicable law and our articles of association.

Name and Principal Position	Salary (1)	Management Fees (2)	Bonus (3)	Options (4)	Total
	NIS thousands
Zwi Williger (4) Chairman of the Board	-	1,609	1,290	-	2,900
Joseph Williger (4) CEO and Former Co-Chairman of the Board	-	1,625	1,290	-	2,915
Yitschak Barabi Chief Financial Officer	724	-	175	125	1,023
Ran Asulin Chief Trade and Selling Officer	716	-	175	125	1,016
Erez Winner Senior officer (business development logistic operation and building) and Former CEO	809	-	175	-	984

(1)	Includes car and mobile phone benefits.

(2)	Includes tax gross-up payments.

(3)
Represents annual bonuses granted to the Covered Executive based on formulas set forth in the Company’s compensation policy approved by shareholders in June 2021 (the “Amended Compensation Policy”) and the agreements with each of the Covered Executives which was replaced by the Company’s current compensation policy in March 2023.

Terms of Service of Each of Mr. Zwi Williger and Mr. Joseph Williger

On March 14, 2023, the Company’s shareholders approved new terms of service for each of Mr. Zwi Williger and Mr. Joseph Williger, commencing as of January 1, 2023 as follows:

(a)          Monthly service fees of NIS 108,300 (USD 29.7 thousand) (excluding VAT).

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

-             Subject to the Company’s Achieving or exceeding the Minimum Average Operating Profit before Bonuses, the Chairman/ CEO shall be entitled to receive a bonus in the following manners follows: (i) a Bonus of 2.5% of the Average Operating Profit Before Bonuses for the amount exceeding above NIS 10 million (USD 2.7 million) and up to and including NIS 15 million (USD 4.1 million); (ii) a Bonus of 3% of the Average Operating Profit Before Bonuses for the amount exceeding above NIS 15 million and up to and including NIS 25 million (USD 6.9 million); (iii) a Bonus of 4.15% of Average Operating Profit Before Bonuses for the amount exceeding NIS 25 million and up to and including NIS 40 million (USD 11.0 million); (iv)  a Bonus of 5% of the Average Operating Profit Before Bonuses for the amount exceeding above NIS 40 million and up to and including NIS 55 million (USD 15.1 million); and (v) a Bonus of 5.5% of the Average Operating Profit Before Bonuses for any amount exceeding above NIS 55 million.

-             The maximum annual Bonus to be paid to the Chairman / CEO will not exceed an amount of NIS 2.4 million (USD 0.7 million).

(c)          The Company will provide the Chairman/ CEO with use of a vehicle, the value of which shall not exceed NIS 400,000 (USD 109.6 thousand). The Company shall allow the Chairman/ CEO to use a vehicle exceeding the value of NIS 400,000, upon the Chairman's/ CEO 's request provided that the Chairman/ CEO will reimburse the Company with any amount exceeding NIS 400,000. The Company will cover all the operating expenses of the Company car (excluding fines), including grossing up the related tax. The Company estimates the annual amount of the Company car benefits in the total amount of NIS 300,000 (USD 82.3 thousand).

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

(e)         The Chairman/ CEO will be included in the D&O insurance policy available to the Company and its subsidiaries under the same terms as other officers of the Company, and he will be entitled to an exemption and indemnification letter, which is identical to the form of exemption and indemnification that was approved by the General Meeting of Shareholders on July 20, 2005 for all directors and officers of the Company. It is hereby clarified that the exemption does will not be valid regarding apply to any decision or transaction of the Company, in which a controlling shareholder or other officer of the Company, (including a different officer than the officer that has been granted the exemption letter) has a personal interest.

On February 27, 2025, a General Meeting of the Shareholders of the Company approved a new management services agreements pursuant to which Messrs. Yosef Williger and Zwi Williger are to serve as CEO of the company and chairmen of the Board of Directors, respectively.

The Company's shareholders also approved new terms of service for each of Mr. Zwi Williger and Mr. Joseph Williger, commencing as of January 1, 2025 as follows:

(a)          Monthly service fees of NIS 108,300 (USD 29.7 thousand) (excluding VAT).

(b)          Profit Related Bonus - an annual bonus determined according to measurable quantitative criteria:

-             Payment of the Measurable Bonus will be subject to achieving an average of the minimum profit before taxes of the Company before bonuses during the last three (3) years (i.e., the year in which the bonus is granted and the previous two (2) years) (the “Bonuses” and "Average Operating Profit Before Bonuses", respectively) of at least NIS 40 million (USD 11.5 million) (the “Minimum Average Operating Profit before Bonuses”).

Subject to the Company's achieving or exceeding the Minimum Average Operating Profit before Bonuses, the Chairman/ CEO shall be entitled to receive a bonus in the following manners: (i) a Bonus of 2.5% of the Average Profit before taxes Before Bonuses for the amount exceeding above NIS 10 million (USD 2.9 million) and up to and including NIS 15 million (USD 4.3 million); (ii) a Bonus of 3% of the Average Profit before taxes Before Bonuses for the amount exceeding above NIS 15 million and up to and including NIS 25 million (USD 7.2 million); (iii) a Bonus of 4.15% of Average Profit before taxes Before Bonuses for the amount exceeding NIS 25 million and up to and including NIS 40 million (USD 11.5 million); (iv)  a Bonus of 5% of the Average Profit before taxes Before Bonuses for the amount exceeding above NIS 40 million and up to and including NIS 55 million (USD 15.8 million); and (v) a Bonus of 5.5% of the Average Profit before taxes Before Bonuses for any amount exceeding above NIS 55 million.

The maximum annual Bonus to be paid to the Chairman / CEO will not exceed an amount of NIS 2.4 million (USD 690.8 thousand).

(c)          The Company will provide the Chairman/ CEO with use of a vehicle, the value of which shall not exceed NIS 400,000 (USD 109.7 thousand). The Company shall allow the Chairman/ CEO to use a vehicle exceeding the value of NIS 400,000, upon the Chairman's/ CEO 's request provided that the Chairman/ CEO will reimburse the Company with any amount exceeding NIS 400,000. The Company will cover all the operating expenses of the Company car (excluding fines), including grossing up the related tax. The Company estimates the annual amount of the Company car benefits in the total amount of NIS 300,000.

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

Mr. Winner served from January, 2023 until November 11, 2024 as a senior officer of the Compamny in the field of business development and logistic operation and building. Prior to this appointment, Mr. Winner served as the Company's Chief Executive Officer from March 2021 until January 2023, and from February, 2020 until March 2021, Mr. Winner served as the Company's operation manager. Mr. Winner also served as Willi-Food Investments’ Chief Executive Officer from March 2021 until November 11, 2024. In consideration for the management services provided to the Company by Mr. Winner starting January 1, 2023, Mr. Winner was entitled to monthly management fees of NIS 73,000. According to the engagement agreement, Mr. Winner was entitled to a bonus based on the Company's operating profit before bonuses at a rate of approximately 0.25% of the operating profit up to the annual operating profit target and 0.35% of operating profit above the annual operating profit target, as determined annually by the Compensation Committee. Mr. Winner is also covered by the Company's directors' and officers' insurance policy and is entitled to exemption from liability and indemnification commitment as customary in the Company.

Terms of Office and Employment of Mr. Yitschak Barabi, Chief Financial Officer of the Company

Mr. Barabi has served as Chief Financial Officer of the Company and Willi-Food since September 2019. As of November 11, 2024, Mr. Yitzhak Barbi was appointed as Acting Chief Executive Officer of the Company. Mr. Barabi is entitled to a monthly salary of NIS 40,000, a car, mobile phone, and standard social benefits as customary in the group. Mr. Barabi is also covered by the Company's directors' and officers' insurance policy and is entitled to exemption from liability and indemnification commitment from the Company as customary in the Company and Willi-Food. Additionally, Mr. Barabi is entitled to a bonus based on the Company's operating profit before bonuses at a rate of 0.25% of the operating profit up to the annual operating profit target and 0.35% above the annual operating profit target, as determined annually by the Compensation Committee. Commencing January 1, 2025 the bonus to be paid to Mr. Barabi will be calculated from the Company's profit before taxes, instead of the operating profit.

Terms of Office and Employment of Mr. Ran Asulin, Chief Trade and Selling Officer of the Company

Mr. Asulin has served as Chief Trade and Selling Officer of the Company and Willi-Food since March 2019. Mr. Asulin is entitled to a monthly salary of NIS 40,000, a car, mobile phone, and standard social benefits as customary in the group. Mr. Asulin is covered by the Company's directors' and officers' insurance policy and is entitled to exemption from liability and indemnification commitment from the Company as customary in the Company and Willi-Food. Additionally, Mr. Asulin is entitled to a bonus based on the Company's annual operating profit before bonuses at a rate of 0.25% of the operating profit up to the annual operating profit target and 0.35% of the annual operating profit above the operating profit target, as determined annually by the Compensation Committee.

 Aggregate Compensation of Directors and Officers

The aggregate compensation paid by the Company to its directors and officers as a group for the fiscal year 2024 was approximately NIS 6.8 million (USD 1.9 million), excluding bonuses in an aggregate amount of approximately NIS 3.3 million (USD 0.9 million) paid to Messrs. Joseph and Zwi Williger and other officers. These amounts include all contingent or deferred compensation payable to directors or officers during fiscal year 2024. These amounts also include payments to non-executive directors in the aggregate amount of approximately NIS 0.3 million (USD 0.1 million) during fiscal year 2024.

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

Audit Committee

Nasdaq Requirements

Our ordinary shares are listed for quotation on the Nasdaq Capital Market, and we are subject to the rules of the Nasdaq Capital Market applicable to listed companies. Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Idan Ben-Shitrit (Chair), Shlomo Gold, and Ayelet Nir qualify as independent directors under the Nasdaq requirements and are members of the Audit Committee. The role of the audit committee for Nasdaq purposes includes assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the Company's accounting, auditing and reporting practices.

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

Compensation Committee

Israeli Companies Law Requirements

Idan Ben-Shitrit (Chair), Shlomo Gold and Ayelet Nir are members of the Board’s Compensation Committee. All of our Compensation Committee members have been determined to be eligible to be members of a compensation committee in accordance to the Israeli Companies Law.

Under the Israeli Companies Law, the compensation committee of a public company is required to consist of at least three members, all the external directors must be members of it and one of them must be appointed as chairperson, and the majority of the members must be External Directors. The remaining members must be directors who qualify to serve as members of the audit committee as defined in the Israeli Companies Law. The roles of the compensation committee include, among others:

•
Recommending the board of directors, the compensation policy for the company’s office holders to be adopted by the company and to recommend to the board of directors, once every three years, regarding any extension or modification of the current compensation policy which had been approved for a period of more than three years;

•	From time to time, recommending to the board of directors regarding updates required to the compensation policy and examining the implementation thereof;

•
Determining whether to approve the company’s office holders’ terms of office and employment in situations that require the approval of the compensation committee in accordance with the Israeli Companies Law; and

According to the Israeli Companies Law, the terms of service and employment of a public company’s office holders (including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to service and employment) are usually approved by the board of directors, while, the terms of service and employment of the directors and the CEO are usually approved also by the company’s shareholders in accordance with the majority requirements of the Israeli Companies Law.

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

External Directors under the Israeli Companies Law/Financial Experts

The Israeli Companies Law requires that the Company have at least two external directors on its Board of Directors. The nomination of an external director under the Israeli Companies Law must be approved by a general meeting of shareholders provided that either: (a) the majority of shares voted at the meeting, including at least a majority of the shares of non-controlling shareholders and who do not have a personal interest in the appointment (excluding a personal interest which does not result from the shareholder’s relation with the controlling shareholder) voted at the meeting, vote in favor of such arrangement (not including abstentions) or (b) the total number of shares voted against such arrangement does not exceed two percent of the aggregate voting rights in the company.

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

The External Directors of the Company are Ms. Einav Brar, Mr. Idan Ben-Shitrit and Ms. Nir.. Mr. Ben-Shitrit was elected by the Company shareholders on August 19, 2021 to serve for a period of three years, and was determined by the Board to have “professional expertise” under the Israeli Companies law. Ms. Nir was elected by the Company shareholders on November 14, 2024, to serve for a period of three years, and was determined by the Board to have “financial and accounting expertise” under Israeli Companies Law.

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

In accordance with the Israeli Companies Law, an agreement with a controlling shareholder, such as the Company’s exemption and indemnification letter to its controlling shareholders, must be approved every three years by the Company’s Audit Committee or Compensation Committee (as the case may be), the Board of Directors and a special majority of the Company shareholders.

All current officers and directors of the Company are parties to indemnification agreements.

Directors and officer's liability insurance policy

In accordance with the Israeli Companies Law, an agreement with a controlling shareholder, such as the Company's directors' and officers' liability insurance policy for its controlling shareholders, must be approved every three years by the Company’s Audit Committee or Compensation Committee (as the case may be), by the Board of Directors and by a special majority of the Company shareholders, unless it is approved in accordance with Article 1B(5) or 1B1 of the Israeli Companies Regulations (Relief with Respect to Transactions with Interested Parties), 5760-2000 (the “Relief Regulations”). On February 27, 2025 the Company shareholders approved an insurance policy for Messrs. Zwi Williger and Joseph Williger for a three-year period on the same terms such policy applies to the other directors and officers of the Company.

The company decided not to renew the insurance policy for directors and officers for the years 2024-2025.

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

Compensation. The Israeli Companies Law requires that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. Similarly, the terms of service and engagement of any officer other than the CEO must receive the approval of the compensation committee and board of directors. However, shareholder approval is only required if the compensation of such officer other than the CEO is not in accordance with the compensation policy. This compensation policy is required to take into account, among other things, providing proper incentives to directors and officers, taking into account the risk management of the Company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director. Following the approval of the Compensation Committee and Board, a newly revised Compensation Policy was approved by the Company shareholders on February 27, 2025, for a period of three years commencing on January 1, 2023. For more information on the Company's Compensation Policy, see "Item 6. Directors, Senior Management and Employees – B. Compensation". In accordance with the Israeli Companies Law the compensation policy must be re-approved every three years, in the manner described above. The Compensation Committee is responsible for reviewing from time to time the compensation policy and determining whether or not there are circumstances that require adjustments to the current compensation policy.

The Israeli Companies Law provides that a compensation policy requires shareholder approval by a special majority vote. Notwithstanding the above, the compensation committee and the board of directors may approve the compensation policy of a company, even if the shareholders do not approve such terms, provided that:

1)
the compensation committee and after the Board decided on the basis of detailed reasons and re-discussion of the compensation policy, the approval of the compensation policy despite the shareholders' objection is in favor of the company; and

2)
the Company is not a “Public Pyramid Held Company”, which is a public company controlled by another public company (including by a company that only issued debentures to the public), which is also controlled by another public company (including a company that only issued debentures to the public) that has a controlling shareholder.

Disclosure of personal interest. The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest”, as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, “Personal interest” does not apply to a personal interest stemming merely from the fact that the office holder is also a shareholder in the company. “Personal interest” also includes (1) the personal interest of a person who votes via a proxy for another person, even if the other person has no personal interest, and (2) the personal interest of a person who gives a proxy to vote even if the person who votes on his or her behalf has no personal interest, regardless of whether the discretion of how to vote lies with the person voting or not.

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

Approvals. The Israeli Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may not be approved if it is averse to the company’s interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction, or the articles of association provide otherwise. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification, or insurance of an office holder, then in addition to any approval stipulated by the articles of association, approval of the company’s audit committee or compensation committee (as the case may be) and board of directors, in that order, is required, and may also require special majority approval by shareholders. In accordance with the Israeli Companies Law, approval by both the compensation committee and the board of directors is required for all arrangements regarding terms of service, including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment of an office holder. Except for certain specific exemptions under the Israeli Companies Law, matters referred to herein with respect to the CEO of a public company or a director of a company (including engagement with respect to employment terms of a director in a position other than as a director) also require shareholder approval.

With respect to the CEO of a public company, or with respect to a director who is a controlling shareholder, shareholder approval must be by a special majority vote. With respect to transactions described above with the CEO, the compensation committee may determine that such transaction does not require shareholders' approval, provided that: (i) the CEO is considered to be “independent” based on criteria set forth in the Companies Law; (ii) the compensation committee determined, based on detailed reasons, that bringing the transaction to the approval of the shareholders may compromise the entering into the transaction; and (iii) the terms of the transaction are consistent with the company's compensation policy.

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

2)	the company’s shareholders approved such terms of employment, subject to a special majority requirement.

Notwithstanding the above, the compensation committee and the board of directors may approve terms of employment of Office Holders (other than CEO or directors) that are not in accordance with the company's compensation policy, even if the shareholders' do not approve such terms, provided that:

1)	both the compensation committee and the board of directors re-discussed the transaction and decided to approve it despite the shareholders’ objection, based on detailed reasons; and

2)
the Israeli company is not a “Public Pyramid Held Company”, which is a public company controlled by another public company (including by a company that only issued debentures to the public), which is also controlled by another public company (including a company that only issued debentures to the public) that has a controlling shareholder.

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

D.          EMPLOYEES

As of December 31, 2024, the Company, including its subsidiaries, employed a total of 204persons all of them are located in Israel, 6 of whom were in management, 40 of whom were in accounting and importing positions, 43 of whom were involved in the Company’s sales and marketing departments and 115 of whom were employed in logistics networks (warehousing and transportation).

All the Company’s employees are party to written employment contracts.

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

The Extension Order for Mandatory Pension Insurance and the Extension Order for Increasing the Allocations to Pension Insurance (the “Extension Orders”) that apply to the Company, require the maintenance of pension insurance for the benefit of its employees (the “Pension Insurance”). The Extension Orders settle the contribution of certain percentages of the employee’s monthly insured salary to a Pension Insurance that may be one of the two following types: pension fund or insurance fund. The contribution is made by both the Company and its employees.

Each month, the employee contributes an amount equals to 6% of his insured salary, and the Company contributes an additional amount equals to 12.5% or 14.83% of the employee’s insured salary. The contributions made by the Company to the pension fund cover 72% or 100% of the Company’s severance liability towards its employees in case of termination (the difference in coverage depends on the amount the Company contributes to the severance part of the Pension Insurance). In the event that the Company contributes amounts to the severance part of the pension insurance that cover only 72% of the Company's severance liability, then in the case of termination of employment relations that entitle the employee to a payment of full severance pay under the law, the Company shall pay to the employee a supplementary amount. Furthermore, Israeli employees and employers are required to pay predetermined sums to the Israeli National Insurance Institute (which is similar, to some extent, to the United States Social Security Administration). The payments thereto range from 6.95% to 18.75% of wages; the employee’s share range from 3.5% to 12% (depending on the marginal level of wages) and the employer’s share range from 3.45% to 6.75%.

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

The number of shares that may be issued under the Options Plan is subject to adjustment if particular capital changes affect our share capital or such other number as our board of directors may determine from time to time. If an award expires or becomes non-exercisable without having been exercised in full, the non-purchased shares which were subject thereto shall, unless the Option Plan shall have been terminated, become available for grant or sale under the Option Plan. Shares issued under the Option Plan and later repurchased by the Company pursuant to any repurchase right which the Company may have, shall be available for future grant under the Option Plan. As of March 11, 2025, we had an aggregate of 141,500 ordinary shares available for issuance under the Plan (including ordinary shares underlying outstanding options and restricted share units).

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

Participants who are employees of the Company may be granted options subject to Section 102 of the Israeli Income Tax Ordinance (New Version) (the “Ordinance”), 1961, or the Israeli Tax Ordinance. Section 102 of the Israeli Tax Ordinance allows employees, directors and officers who are not controlling shareholders (as defined for those purposes under the Israeli Tax Ordinance) and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders may only be granted options under another section 3(i) of the Israeli Tax Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The Board shall make an election with respect to either Section 102 Capital Gain Track or Section 102 Employment Income Track in accordance with the provisions of Section 102(g) of the Ordinance.

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

The following table shows the beneficial ownership of ordinary shares as of March 11, 2025 by:

•	each person known by the Company to beneficially own more than 5% of the outstanding shares of ordinary shares;

•	each of the Company’s named executive officers and directors; and

•	all of the Company’s named executive officers and directors as a group.

Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of March 11, 2025 through the exercise of any option, conversion or any other right. As of March 11, 2025, there were 13,867,017 ordinary shares outstanding.

The business address of Willi-Food Investments Ltd., is 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106, Israel.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi-Food Investments Ltd.	8,200,542	59.09%
B.S.D. Crown Ltd. (1)	8,971,617	64.7%
Joseph and Zwi Williger (2)	10,337,804	74.5%
Brian Gaines (3)	804,204	5.8%

(1)
Includes (i) 8,200,542 Ordinary Shares held by Willi-Food, and (ii) 771,075 Ordinary Shares held by B.S.D. Crown Ltd. (“BSD”). Willi-Food is controlled by its majority shareholder, BSD, and BSD may be deemed to beneficially own all of the shares owned by Willi-Food. The business address of B.S.D. Crown Ltd., 7 Menachem Begin Road, Gibor Sport Tower, 8th Floor, Ramat Gan 5268102, Israel.

(2)
As of the date hereof, JW directly owns though a wholly-owned company 135,751 Ordinary Shares and ZW directly owns though a wholly-owned company 1,230,436 Ordinary Shares. JW and ZW together own 100% of B.S.D shares and each be deemed to beneficially own 10,337,804 Ordinary Shares (comprised of 8,200,542 Ordinary Shares held directly by WIL, 771,075 Ordinary Shares held directly by B.S.D, 135,751 Ordinary Shares held directly by JW and 1,230,436 Ordinary Shares held directly by ZW), or approximately 74.5% of the outstanding Ordinary Shares. Thus, as of the date hereof, each of JW and ZW may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares. The business address of Joseph Williger is Kaplan St., Herzliya 4674311, Israel, and the business address of Zwi Williger, 7 Hashikma St., Savion, Israel.

(3)
Based on a Schedule 13G filed February 14, 2024, this amount consists of 635,654 Ordinary Shares (representing approximately 4.6% of our total shares outstanding) directly held by Springhouse Capital (U.S), L.P. (the “Fund”), and 128,959 Ordinary Shares owned by Mr. Gaines for his own account and an additional 39,591 Ordinary Shares held by immediate family members in accounts Mr. Gaines controls and of which Mr. Gaines may be deemed to beneficially owner (in total representing approximately 1.2% of our total shares outstanding). Mr. Gaines serves as managing member of Springhouse Capital Management G.P., LLC (“Springhouse”) and as a director of Springhouse Asset Management, Ltd. (the “General Partner”) and, as a result, may be deemed to beneficially own shares owned by the Fund. Springhouse is the general partner of Springhouse Capital Management, L.P. (“Management”) and, as a result, may be deemed to beneficially own shares owned by the Fund. Management is the investment manager of the Fund and as a result, may be deemed to beneficially own shares owned by the Fund. The General Partner is the general partner of the Fund, and, as a result, may be deemed to beneficially own shares owned by the Fund.

Holdings by U.S. Shareholders

As of March 11, 2025, ten U.S. record holder held in the aggregate 75.5% of our ordinary shares.

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

Under the Companies Law, an agreement with a controlling shareholder must be approved every three years by the Audit Committee, Board of Directors and by a special majority of the General Meeting of Shareholders. On March 14, 2023, following the approval of the Company’s Audit Committee and Board of Directors, the General Meeting of Shareholders of the Company approved the extension of the above service agreement, for a three-year period ending December 31 2025.

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

On July 1, 2024 a settlement agreement with Mr. Gregory Gurtovoy, was given legal validity, whereby in exchange for dismissing the lawsuit against him, he will pay NIS 250,000 by August 1, 2024.

On July 25, 2024, a settlement agreement with Mr. Schneerson was given legal validity, whereby in exchange for dismissing the lawsuit against him, he will pay NIS 25,000.

On November 4, 2024, a judgment was issued approving the agreements between the Company and Zalman Vigler, whereby the lawsuit was dismissed without legal costs. As of the date of this Annual Report, the proceedings in this case have concluded against all defendants except for Iram Graiver. According to the decision from January 14, 2025, a final pre-trial hearing before evidence has been scheduled for November 6, 2025, while the parties await a decision on the petition filed by the Company to the Supreme Court against the verdict given by the National Labor Court in this matter.

On July 23, 2017, Mr. Iram Graiver, former CEO of the Company and Willi-Food (hereinafter - “Mr. Graiver”) filed a lawsuit to the Regional Labor Court in Tel Aviv Jaffa (hereinafter - “the Labor Court”) claiming payment of social rights and different compensations at the total amount of NIS 2,377,305. On November 26, 2017, the Company filed a statement of defense.

On July 27, 2017, The Company filed a lawsuit against Mr. Graiver for the return of funds allegedly taken unlawfully, totaling NIS 1,694,325. According to the Company, Mr. Graiver acted in breach of his fiduciary duty and contrary to the mandatory provisions of the Companies Law, 1999, which require approval from the general shareholders' meeting (which was not obtained) for payments he took from the Company.

On November 2, 2017, the Court decided to consolidate the two proceedings. On November 26, 2017, defense statements were submitted by Mr. Graiver and the Company. After several hearings, a judgment was issued on November 27, 2022, ordering the Company to pay Mr. Graiver approximately NIS 255,000. Subsequently, both the Company and Mr. Graiver filed appeal requests to the National Labor Court.

              On September 24, 2024, a judgment was issued rejecting the Company's appeal and partially accepting Mr. Graiver's appeal. It was determined that, in addition to funds already deposited with the Court, the Company must pay Mr. Graiver an additional NIS 411,297 plus interest and linkage from March 2017.

On October 21, 2024, a petition was filed with the High Court of Justice. Mr. Graiver is required to respond to the petition by December 7, 2024. At this stage, the chances of the petition's success cannot be estimated.

On June 24, 2020, a lawsuit and request for approval as a representative was submitted to the Central District Court of Israel against the Company, Euro Dairy Europe Ltd. and another respondent. According to the applicant, the Company marketed a number of products with misleading labeling and contrary to the provisions of the law and the relevant standards. The Company responded to the request on January 22, 2024. Response summaries have been submitted, awaiting a decision on the approval request. At this stage, the Company and its legal advisors cannot assess the likelihood of success.

A lawsuit and a motion to approve it as class action was filed on August 2, 2021, against the Company and another five respondents to the District Court. The applicant claimed that the Company marketed several products with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered financial damages in amount of NIS 100 million and non-financial damages in amount of NIS 378 million. A settlement discussion is scheduled for April 6, 2025. At this stage, the Company and its legal advisors are unable to assess the results of the settlement discussion.

A lawsuit and a motion to approve it as class action was filed on November 8, 2021, against the Company to the District Court. The applicant claimed that the Company marketed a product with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered damages in amount of NIS 57 million. A response was submitted on February 9, 2022. On November 14, 2022, a pre-trial hearing was held, at the end of which it was decided that the parties must reach agreements by December 15, 2022. On January 24, 2023, an agreed notification was submitted according to which the parties were unable to reach an agreement. On September 14, 2023 another pre-trial hearing was held. Summaries on behalf of the applicant were submitted on December 27, 2023. Response summaries have been submitted, awaiting a decision on the approval request. On December 3, 2024 the District Court approved the lawsuit as class action. The District Court ruled in its decision that at the certification request stage, there is no need to determine the extent of damages, and that this issue should be clarified in the second phase of managing the claim. The District Court determined that there are grounds to examine the petitioner's claim that he and the group members suffered damages in the amount of the difference between the price paid and the price they would have paid for purchasing another comparable product. According to the petitioner, the price of the Company's product was higher than that of another comparable product, while the Company argues that the product subject to the claim was sold at lower prices than competing products and therefore no damage was caused. The District Court also ruled that there are grounds to examine the question of non-monetary damages caused by the inability to compare between the product subject to the claim and competing products. The Company maintains its argument that this was a good faith mistake and that no damage was caused to the consumer, and in the proceedings, it will prove that the product was imported in relatively small quantities during a limited period only. On March 2, 2025, the lawsuit was filed, and the Company must submit a statement of defense by April 24, 2025.  At this stage, the Company and its legal advisors cannot assess the likelihood of success.

On February 20, 2023, the Company's subsidiary Euro European Dairies received from the Ashdod Customs House, a notice of a charge for a deficit of NIS 1.75 million, which includes interest and fine. In the letter of demand, it is claimed that the Company had imported soft cheeses in a saltwater solution and paid duty only for the weight of the cheese without the weight of the salt water solution. According to the customs house, customs must also be paid for the saltwater solution. After the customs house rejected the appeal that the Company filed on the debit notices, the Company paid the debt in the debit notices and submitted a lawsuit to the Magistrate's Court in Petah Tikva to cancel the notices and to recover the amounts paid by it plus interest and linkage. The court pointed out difficulties in each party's position and suggested transferring the case to mediation. The Company agreed, but the Customs House rejected the proposal. The date for submitting evidence by the Company was set for January 8, 2025, and the date for submitting evidence by the Customs House was set for March 8, 2025. A pre-trial hearing date after the submission of evidence was set for March 24, 2025. At this stage, the Company and its legal advisors cannot assess the likelihood of success.

On July 10, 2024, a lawsuit and a request for class action certification were filed with the Central District Court of Israel against the Company. The applicant claims that the Company markets the products mentioned in the certification request as approved by the Chief Rabbinate of Israel before actually receiving the Rabbinate's approval. Consequently, the applicant alleges violations of various laws, including the Kosher Fraud Law and the Consumer Protection Law. The applicant states that it cannot currently estimate the total amount of the class action lawsuit for all group members, but claims personal monetary damages of NIS 50 for purchased products and non-monetary damages of NIS 1,000. The Company must submit a response to the certification request by April 30, 2025. Before the request was filed, it was agreed to jointly pursue mediation proceedings to be held in March 2025. At this stage, the Company and its legal advisors cannot assess the likelihood of success.

             On September 12, 2024, a lawsuit and a request for class action certification were filed with the Central District Court of Israel against the Company's subsidiary Euro Dairy Europe and four additional respondents. The applicant claims that Euro Dairy Europe marketed products with misleading text that contradicts relevant laws and standards. The applicant alleges monetary damages of 10 percent of the product's value and additional monetary damages of NIS 20. On February 9, 2025, a judgment was issued approving a withdrawal arrangement whereby the petitioner withdraws the request without a costs order.

On July 17, 2024, the Company reached an agreement with the Competition Authority regarding the payment of financial sanctions totaling approximately 11.6 million NIS for alleged violations of the Food Industry Competition Promotion Law of 2014, without admission of violation. The aforementioned arrangement was approved by the Company's board of directors. The Company included the expense related to this agreement in its financial statements under other expenses.

On July 21, 2024, following the above referenced agreement with the Competition Authority, a request for document disclosure was filed pursuant to Section 198a of the Companies Law, 5759-1999, in the Tel Aviv-Jaffa District Court against the Company to examine the possibility of filing a derivative claim for alleged violations of the Food Industry Competition Promotion Law, 5774-2014. As part of the request, the court was asked to order the Company to provide various documents related to these events to the petitioner. On December 24, 2024, the Company filed a response to the request. On February 18, 2025, the parties filed a mutual withdrawal request. The court approved the withdrawal request on the same day.

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

B.           PLAN OF DISTRIBUTION

Not applicable.

C.          MARKETS

In May 1997, our ordinary shares began trading on the Nasdaq Capital Market under the symbol “WILCF”. On March 25, 2005, the Company’s Nasdaq ticker symbol was changed to “WILC”. Our ordinary shares have been traded on the Tel Aviv Stock Exchange since June 15, 2020 under the ticker symbol “WILF”.

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

The Israeli Companies Law and our Articles of Association require that a director or Office Holder promptly disclose, either at a board meeting or by way of a general notice, any personal interest that he or she may have, and all related material information know to him or her in connection with any existing or proposed transaction by the Company. In addition, if the transaction is an extraordinary transaction (as defined in the Israeli Companies Law), the member of the Board of Directors or Office Holder, must also disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing.

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

Dividend Rights

Holders of Ordinary Shares are entitled to participate pari passu with all other shareholders of the Company’s Ordinary Shares in any distribution of a dividend, whether in cash, assets, or in any other legal form, declared, as well as the right to participate Pari passu with all other holders of our Ordinary Shares in the distribution of bonus shares resolved by the Company. The Articles of Association note that a shareholder shall not be entitled to receive a dividend or bonus shares as above and shall not be entitled to exercise any right as a shareholder unless he has paid in full all notices of call delivered to him, together with linkage differences, interest and expenses owed, as applicable, on calls which have not been paid by him on time.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23 % for the 2024 tax year.

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

An additional income tax at a rate of 3% will be imposed on high earners individuals whose annual income or capital gain in 2024 exceeds NIS 721,560 (USD 197,850).

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

Taxation of Non-Israeli Residents

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the Tel Aviv Stock Exchange and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption would not be available to non-Israeli residents dealing in securities in Israel which would be subject to Israeli tax at the rates applicable to business income (at the corporate tax rate for a corporation (23% in 2024) and the marginal tax rate of up to 50% for an individual in 2024.

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

        We believe that we were not classified as a PFIC for the taxable year ended on December 31, 2024. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2025 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

        If you choose to make a mark-to-market election, you will recognize as ordinary income or loss each year in which we are a PFIC an amount equal to the difference as of the close of the taxable year between the fair market value of your ordinary shares and your adjusted tax basis in your ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by you under the election for prior taxable years. If the mark-to-market election were made, then the PFIC rules described above relating to excess distributions and realized gains would not apply for periods covered by the election. If you do not make a mark-to-market election for the first taxable year in which we are a PFIC during your holding period of our ordinary shares, you would be subject to interest charges with respect to the inclusion of ordinary income attributable to each taxable year in which we were a PFIC during your holding period before the effective date of such election.

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

F.           DIVIDENDS AND PAYING AGENTS

Not applicable.

G.          STATEMENTS BY EXPERTS

Not applicable.

H.          DOCUMENTS ON DISPLAY

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers, and under those requirements, we file reports with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov and as of June 2021 also at the TASE’s website at http://maya.tase.co.il and at the Israeli Securities Authority's website at http://www.magna.isa.gov.il.

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

The table below details the sensitivity analysis in respect to exposure relating to exchange rate risk:

	Gain (loss) from exchange rate change NIS thousands		Fair net NIS thousands	Gain (loss) from exchange rate change NIS thousands
Change in exchange rate USD	10% (2,032)	5% (1,016)	20,323	5% 1,016	10% 2,032
Change in exchange rate EURO	10% (256)	5% (128)	(2,564)	5% (128)	10% (256)

Credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivable. Despite the Company's large number of clients (approximately 160,379) a major and significant part of its sales are made to only a limited number of customers (mainly in large retail supermarket chains). The Company generally does not require and does not receive collateral from those major customers. However, it does require and receive collateral from most of the remainder of its clients to ensure security of collecting payments. The Company maintains an allowance for doubtful debts, based upon factors surrounding the credit risk of specific customers, historical trends and other information which management believes adequately covers all anticipated losses in respect of trade receivable. There can be no assurance that this allowance will be adequate. In the event that any of the Company's major clients' defaults on its payment obligations to us, the Company will not possess sufficient collateral to collect the entire debt. The Company strives to minimize the credit risks by constantly reviewing the credit it extends to customers versus the collateral it receives. As a result, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so in the future.

Interest rate risk: The Company invests part of its cash reserves in instruments that bear fixed interest rate. The Company, as part of its investing policy, invests part of its cash reserves in bonds and convertible debentures that bears fixed interest rate; as a result, the Company is espoused to changes in interest rates.

The table below details the sensitivity analysis in respect to exposure relating to investments in instruments with fix interest rates:

	Gain (loss) from interest change NIS thousands		Fair value NIS thousands	Gain (loss) from interest change NIS thousands
Change in Interest as % of interest rate	10%	5%		5%	10%
Increase\decrease in financial Income	(5,276)	(2,638)	52,765	2,638	5,276

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules13a-15© and 15d-15(e) under the Securities Exchange Act of 1934, as amended). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2024. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective.

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

Our management (with the participation of the CEO and CFO) assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In conducting its assessment of internal control over financial reporting, management used the criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2024.

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

(d) Changes in Internal Control over Financial Reporting.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined Idan Ben-Shitrit, Ayelet Nir and Shlomo Gold are the “Audit Committee Financial Experts” for the Company, as such terms are defined under SEC rules. Mr. Ben-Shitrit Ms. Nir, and Mr. Gold each serve on the Company’s Audit Committee and are “Independent Directors” as defined in the Nasdaq listing standards applicable to us.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for professional services and other services rendered by BDO Ziv Haft (“BDO”), the Company’s independent public accounting firm, in 2024. BDO’s address is 48 Menachem Begin Rd. Tel-Aviv

	NIS 2024	USD 2024	NIS 2023	USD 2023
Audit Fees and Tax Fees (1)(2)	400,000	109,679	438,500	120,899
All Other Fees (3)	-	-	26,910	7,419
TOTAL	400,000	109,679	465,410	128,318

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

During fiscal year 2024, the external auditor did not perform any additional services, other than auditing and tax services.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted an insider trading policy governing all transactions the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is filed as exhibit to this Annual Report

ITEM 16K. CYBERSECURITY

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

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.  EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (1)
1.2	Articles of Association of the Company, as amended on March 20, 2014 (2)
2.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (3)
†4.1	Transfer Agreement between the Company and Euro European Dairies Ltd. (Former: "Gold Frost Ltd.") dated February 16, 2006 (4)
†4.2	Lease agreement for Logistics Center between the Company and Euro European Dairies Ltd. (Former: "Gold Frost Ltd.") dated February 16, 2006 (5)
4.3	Compensation Policy (6)
4.5	G. Willi-Food International Ltd. 2022 Share Option Plan (7)
4.6	Management Services Agreement between G. Willi-Food International Ltd. and Zvi V. & Co. Company Ltd., dated February 27, 2025 (*)
4.7	Agreement between G. Willi-Food International Ltd. and Yossi Willi Management and Investment Ltd., dated February 27, 2025 (*)
8.1	Subsidiaries of the Company (8)
11.1	Insider Trading Policy
12.1	Certification of principal executive officer of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
12.2	Certification of principal financial officer of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
13.1	Certification of principal executive officer of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
13.2	Certification of principal financial officer of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
15.1	Consent of Independent Registered Public Accounting Firm (*)
97.1	G. Willi Food International Ltd. Policy for Recovery of Erroneously Awarded Compensation (9)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.INS	XBRL Instance Document

†	Informal English translations from Hebrew original.

(1)	Incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.
(2)	Incorporated by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.
(3)	Incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.
(4)	Incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(5)	Incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(6)	Incorporated by reference to Annex A to Exhibit 99.1 to the Form 6-K disseminated with the Securities and Exchange Commission, dated February 8, 2023.
(7)	Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8, File No. 333-266312.
(8)	Incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.
(9)	Incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.
(*)	Filed Herewith

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD. By: /s/ Joseph Williger Joseph Williger Chief Executive Officer
Date: March 17, 2025

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
 AS OF DECEMBER 31, 2024

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2024

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of
G. Willi-Food International Ltd.
Yavne, Israel

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of G. Willi-Food International Ltd (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting standards as issued by the International Accounting Standards Board.

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

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr)
BDO Member Firm

Tel Aviv, Israel
March 17, 2025

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		December 31,
	Note	2 0 2 4	2 0 2 3	2 0 2 4 (*)
		NIS	NIS	US Dollars (in thousands)

Assets

Current assets
Cash and cash equivalents	12	122,938	137,466	33,709
Financial assets at fair value through profit or loss	3	123,189	102,163	33,778
Trade receivables, Net	13	171,331	160,379	46,979
Other receivables and prepaid expenses	14	7,384	10,164	2,025
Inventories, Net	15	98,234	62,475	26,936
Current tax assets	10	744	9,497	204
Total current assets		523,820	482,144	143,631

Non-current assets
Consolidated cost		168,217	122,222	46,125
Less -accumulated depreciation		58,349	55,636	15,999
Property, plant, and equipment	16	109,868	66,586	30,126

Right of use assets, net	17	4,814	2,124	1,320
Financial assets at fair value through profit or loss	3	47,842	46,143	13,118
Goodwill		36	36	10
Total non-current assets		162,560	114,889	44,574

Total assets		686,380	597,033	188,205

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)
(Cont.)

		December 31,
	Note	2 0 2 4	2 0 2 3	2 0 2 4 (*)
		NIS	NIS	US Dollars (in thousands)
Equity and liabilities

Current liabilities
Current maturities of lease liabilities	17	2,179	1,512	597
Trade payables	19	28,203	21,622	7,734
Employees Benefits	20	4,532	4,193	1,243
Other payables and accrued expenses	21	25,015	10,854	6,859
Total current liabilities		59,929	38,181	16,433

Non-current liabilities
Lease liabilities	17	2,521	694	691
Deferred taxes	10	9,888	4,868	2,711
Retirement benefit obligation	20, 23	1,102	1,055	302
Total non-current liabilities		13,511	6,617	3,704

Shareholders' equity
Share capital	22	1,491	1,490	409
Additional paid in capital		173,062	172,589	47,453
Re-measurement of the net liability in respect of defined benefit		(256)	(154)	(70)
Capital fund		247	247	68
Retained earnings		439,024	378,691	120,380
Treasury shares		(628)	(628)	(172)
Equity attributable to Shareholders of the Company		612,940	552,235	168,068

Total equity and liabilities		686,380	597,033	188,205

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

The financial statements were approved by the board of directors of the company on March 11, 2024.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF INCOME
(NIS in thousands)

		Year ended December 31,
	Note	2 0 2 4	2 0 2 3	2 0 2 2	2 0 2 4 (*)
		NIS	NIS	NIS	US Dollars (in thousands)

Sales	4	575,795	543,262	498,325	157,882
Cost of sales	5	414,461	422,695	355,228	113,644
Gross profit		161,334	120,567	143,097	44,238

Operating costs and expenses
Selling expenses	6	68,893	74,216	74,106	18,890
General and administrative expenses	7	26,165	26,110	24,117	7,174

Operating profit before other expenses (income) (**)		66,276	20,241	44,874	18,174

Other expenses (Income) (**)	26	11,402	(109)	(222)	3,126

Operating profit		54,874	20,350	45,096	15,048

Finance Income	9	39,741	20,363	25,657	10,897
Finance expenses	9	1,933	1,521	16,779	530
Finance Income, net		37,808	18,842	8,878	10,367

Profit before taxes on Income		92,682	39,192	53,974	25,415
Taxes on Income	10	22,367	7,536	12,410	6,133

Net Income		70,315	31,656	41,564	19,282

Earnings per share:
Basic/ diluted earnings per share	11	5.07	2.28	3.00	1.39

Weighted average number of Shares used in computation of basic/ diluted EPS		13,874,334	13,867,017	13,867,017	13,874,334

(*) Convenience Translation into US Dollars.
(**) Reclassified

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2	2 0 2 4 (*)
	NIS	NIS	NIS	US Dollars (in thousands)

Net Income	70,315	31,656	41,564	19,282

Other comprehensive Income (Expenses)

Re-measurement of net liabilities with respect to a defined benefit which will not be classified in the future as profit or loss, net of tax	(102)	41	764	(28)

Other comprehensive Income (Expenses) for the year	(102)	41	764	(28)

Total comprehensive Income for the year	70,213	31,697	42,328	19,254

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Additional paid in capital	Re-Measurement of the net liability in respect of defined benefit	Capital fund	Retained earnings	Treasury shares	Total shareholders' equity

Balance – January 1, 2022	1,490	170,760	(959)	247	400,322	(628)	571,232
Profit for the year	-	-	-	-	41,564	-	41,564
Measurement of the net liability in respect of defined benefit	-	-	764	-	-	-	764
Total comprehensive Income for the year	-	-	764	-	41,564	-	42,328
Share based payment	-	790	-	-	-	-	790
Dividend distribution	-	-	-	-	(54,906)	-	(54,906)
Balance – December 31, 2022	1,490	171,550	(195)	247	386,980	(628)	559,444
Profit for the year	-	-	-	-	31,656	-	31,656
Measurement of the net liability in respect of defined benefit	-	-	41	-	-	-	41
Total comprehensive Income for the year	-	-	41	-	31,656	-	31,697
Share based payment	-	1,039	-	-	-	-	1,039
Dividend distribution	-	-	-	-	(39,945)	-	(39,945)
Balance – December 31, 2023	1,490	172,589	(154)	247	378,691	(628)	552,235
Profit for the year	-	-	-	-	70,315	-	70,315
Measurement of the net liability in respect of defined benefit	-	-	(102)	-	-	-	(102)
Total comprehensive Income for the year	-	-	(102)	-	70,315	-	70,213
Share based payment	-	473	-	-	-	-	473
Conversion of share based payment options	1	-	-	-	-	-	1
Dividend distribution	-	-	-	-	(9,982)	-	(9,982)
Balance – December 31, 2024	1,491	173,062	(256)	247	439,024	(628)	612,940

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2	2 0 2 4 (*)
	NIS	NIS	NIS	US Dollars (in thousands)

CASH FLOWS – OPERATING ACTIVITIES
Profit from continuing operations	70,315	31,656	41,564	19,282
Adjustments to reconcile net profit to net cash provided (used in) continuing operating activities (Appendix A)	(27,342)	2,052	(27,495)	(7,497)

Net cash from operating activities	42,973	33,708	14,069	11,785

Cash flows – investing activities
Acquisition of property plant and equipment	(5,414)	(4,605)	(**)(6,006)	(1,485)
Acquisition of property plant and equipment under construction	(43,332)	(18,941)	(**)(7,344)	(11,881)
Proceeds from sale of property plant and Equipment	552	208	351	151
Proceeds from sale (purchase) of marketable securities, net	2,482	18,166	21,285	680

Net cash used in (from) investing activities	(45,712)	(5,172)	8,286	(12,535)

Cash flows – financing activities
Lease liability payments	(2,322)	(2,408)	(2,180)	(637)
Dividend distribution	(9,982)	(39,945)	(54,906)	(2,737)

Net cash used in financing activities	(12,304)	(42,353)	(57,086)	(3,374)

Decrease in cash and cash equivalents	(15,043)	(13,817)	(34,731)	(4,124)
Cash and cash equivalents at the beginning of the financial year	137,466	150,607	195,718	37,693
Exchange losses on cash and cash equivalents	515	676	(10,380)	140
Cash and cash equivalents of the end of the financial year	122,938	137,466	150,607	33,709

(*)          Convenience Translation into US Dollars.
(**)        Reclassified

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX A TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2	2 0 2 4 (*)
	NIS	NIS	NIS	US Dollars (in thousands)
Cash flows from/ (used in) operating activities

A. Adjustments to reconcile net profit to net cash from operating activities

Increase in deferred income taxes	5,020	670	2,181	1,376
Unrealized loss (gain) on marketable securities	(25,207)	(5,597)	2,985	(6,912)
Gain from financial liabilities at fair value through profit or loss	-	-	(13,960)	-
Depreciation and amortization	7,302	6,950	6,508	2,002
Capital gain on disposal of property plant and equipment	(263)	(109)	(222)	(72)
Exchange losses (gains) on cash and cash equivalents	(515)	(676)	10,380	(140)
Share based payment	473	1,039	790	130

Changes in assets and liabilities:
Decrease (increase) in trade receivables and other receivables	18,047	7,527	(17,151)	4,949
Decrease (Increase) in inventories	(35,759)	9,454	(12,401)	(9,805)
Increase (decrease) in trade payables, other payables and other current liabilities	21,026	(3,547)	5,418	5,765

Cash generated from operations	(9,876)	15,711	(15,472)	(2,707)

Income tax paid	(17,466)	(13,659)	(12,023)	(4,790)

Net cash provided by (used in) operating activities	(27,342)	2,052	(27,495)	(7,497)

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

Note 1 – Basis of preparation

The Company was incorporated in Israel in January 1994 under the name G. Willi-Food Ltd. and commenced operations in February 1994. It changed its name to G. Willi-Food International Ltd. on June 1996. The Company's corporate headquarters and principal executive offices are located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106, Israel.

The Company completed its IPO in the United States in May 1997, at which time its ordinary shares began trading on the Nasdaq Capital Market, where they currently trade under the symbol “WILC”. On June 15, 2020, our ordinary shares began trading on the Tel Aviv Stock Exchange under the symbol “WILF”.

The Company is an Israeli-based company specializing in high-quality, great-tasting kosher food products. The Company is engaged, directly and through subsidiaries, in the design, import, marketing and distribution of a wide variety of over 650 food products world-wide. In the three years that ended on December 31, 2024, substantially all of our revenue was generated in Israel, with less than 1% of our revenue resulting from exports outside Israel.

The Company purchases food products from over 125 suppliers located in Israel and throughout the world, including from the Far East (China, India, the Philippines Thailand and Vietnam), Eastern Europe (Poland, Lithuania, Bosnia and Latvia), South America (Ecuador and Peru), Western and Central Europe (the Netherlands, Belgium, Germany, Austria, Sweden, Switzerland, Denmark, and France) and Southern Europe (Spain, Italy, Turkey and Greece) and more.

The Company's products are marketed and sold to approximately 1,500 customers and 3,000 selling points in Israel, including to supermarket chains, wholesalers and institutional consumers. The Company markets most of its products under the brand name “Willi-Food,” and most of its chilled and frozen products under the brand name “Euro European Dairies”. Certain products are marketed under brand names of other manufacturers or under other brand names. In addition, the Company distributes some of its products on an exclusive basis, as described further below.

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

As of March, 11, 2025, the Company’s principal shareholder, Willi-Food, held approximately 59.11% of our ordinary shares.

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out in note 27. The policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements are presented in New Israeli Shekels (NIS), which is also the Company functional currency.

The translation from New Israeli Shekels (NIS) into U.S. dollars was made at the exchange rate as of December 31, 2024, on which USD 1.00 equaled NIS 3.647 The use of USD is solely for the convenience of the reader.

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

B. New standards, interpretations and amendments adopted from 1 January, 2024:
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

The following amendments are effective for the period beginning 1 January 2024:

-      Classification of Liabilities as Current or Non-Current (Amendments to IAS 1 Presentation of Financial Statements);
-      Non-current Liabilities with Covenants (Amendments to IAS 1 Presentation of Financial Statements).

The IASB issued amendments to IAS 1 in January 2020 Classification of Liabilities as Current or Non-current and subsequently. In October 2022 Non-Current Liabilities with Covenants.

The amendments clarify the following:

-      An entity's right to defer settlement of a liability for at least twelve months after the reporting period must have substance and must exist at the end of the reporting period.
-      If an entity's right to defer settlement of a liability is subject to covenants, such covenants affect whether that right exists at the end of the reporting period only if the entity is required to comply with the covenant on or before the reporting period.
-      The classification of a liability as current or non-current is unaffected by the likelihood that the entity will exercise its right to defer settlement.
-      In case of a liability that can be settled, at the option of the counterparty, by the transfer of the entity's own equity instruments, such settlement terms do not affect the classification

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 1 – Basis of preparation (continued)
Changes in accounting policies (continued)

These amendments have no effect on the measurement of any items in the consolidated financial statements of the Group.

C. New standards, interpretations and amendments not yet effective
There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The following standards and amendments are effective for the annual reporting period beginning 1 January 2027:

- IFRS 18 Presentation and Disclosure in Financial Statements

The Group is currently assessing the effect of these new accounting standards and amendments.

IFRS 18 Presentation and Disclosure in Financial Statements, which was issued by the IASB in April 2024 supersedes IAS 1 and will result in major consequential amendments to IFRS Accounting Standards including IAS 8 Basis of Preparation of Financial Statements (renamed from Accounting Policies, Changes in Accounting Estimates and Errors). Even though IFRS 18 will not have any effect on the recognition and measurement of items in the consolidated financial statements, it is expected to have a significant effect on the presentation and disclosure of certain items. These changes include categorization and sub-totals in the statement of profit or loss, aggregation/disaggregation and labelling of information, and disclosure of management-defined performance measures.

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

The Company measures part of its financial instruments at fair value:

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
- Trade payables

(ii) Financial instruments by category
Financial assets:
	Fair value through profit or loss		Amortized cost
	2024	2023	2024	2023
	NIS in thousands
Cash and cash equivalents	-	-	122,938	137,466
Financial assets at fair value through profit or loss	171,031	148,306	-	-
Trade and other receivables	-	-	178,715	170,543
Total financial assets	171,031	148,306	301,653	308,009

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 3 – Financial instruments risk management (continued) (ii) Financial instruments by category (continued)

Financial liabilities:

	Amortized cost
	2024	2023
	NIS in thousands
Trade payables	28,203	21,622
Lease liabilities	4,700	2,206
Total financial liabilities	32,903	23,828

(iii) Financial instruments not measured at fair value

Financial instruments not measured at fair value includes cash and cash equivalents, loans to others, trade and other receivables and trade payables.
Due to their short-term nature, the carrying value of cash and cash equivalents, loans to others, trade and other receivables, and trade payables approximates their fair value.

(iv) Financial instruments measured at fair value

The fair value hierarchy of financial instruments measured at fair value is provided below
	Level 1		Level 2		Level 3
	2024	2023	2024	2023	2024	2023
	NIS in thousands
Financial assets at fair value through profit or loss	123,189	102,163	-	-	47,842	46,143

There were no transfers between levels during the period.
There were not any changes with the valuation techniques and significant unobservable inputs used in determining the fair value during the period.
The fair value of the investment in non-tradable participation units is calculated using the asset value method.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 3 – Financial instruments risk management (continued) (iv) Financial instruments measured at fair value (continued)

The reconciliation of the opening and closing fair value balance of financial instruments is provided below:

Financial assets at fair value through profit or loss:	Level 1	Level 3
	NIS in thousands
January 1, 2024	102,163	46,143
Purchases	38,510	2,000
Disposals	(42,991)	-
Gain (Loss)	25,507	(301)
December 31, 2024	123,189	47,842	(*)

(*) In the company's assessment, as of December 31, 2024, the book value of the investment approximates its fair value.

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
The effect of a 10% increase in the value of the portfolio securities investment held at the reporting date would, if all other variables held constant, have resulted in an increase in the fair value through profit or loss and net assets of NIS 14,431 thousand (2023: NIS 12,221 thousand). A 10% decrease in their value would, on the same basis, have decreased the fair value through other profit or loss reserve and net assets by the same amount.

Foreign exchange risk

Foreign exchange risk arises when the Company enters into transactions denominated in a currency other than its functional currency. The Company buys its inventories mostly in USD and EURO and sells its products in NIS. Foreign exchange exposures are managed within utilizing forward foreign exchange contracts.

As of December 31, the Company's net exposure to foreign exchange risk was as follows:

	2024	2023
Net foreign currency financial assets/(liabilities)	NIS in thousands
US Dollars	20,323	20,363
EURO	2,560	(2,507)
Total net exposure	22,883	17,856

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

	US Dollars		EURO
	2024	2023	2024	2023
	NIS in thousands
10% increase	2,032	2,036	256	251
10% decrease	(2,032)	(2,036)	(256)	(251)

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 3 – Financial instruments risk management (continued)

Global changes in raw-material prices

Raw material prices are mainly affected by weather fluctuations affecting agricultural crops, crude oil prices, accelerated growth and growing demand in developing countries affecting world consumption, rise in living standards mainly in developing countries and speculative transaction in the commodity market. A possible rise in the price of raw materials may lead to higher prices for products by suppliers. Sharp price increases in commodity prices may have a material adverse effect on the Company's operations and business results.

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

The table below shows the Company's revenues from major groups of products that contributed 10% or more to the Company's total revenues in the years 2022 to 2024:

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2	2 0 2 4
	NIS	NIS	NIS	US Dollars
Dairy and Dairy Substitute Products	209,974	212,728	188,738	57,575
Canned Vegetables Fruits and Pickles	104,027	(*) 86,212	(*) 79,969	28,524
Canned Fish	83,056	74,750	62,270	22,774
Cereals, rice and pastas	59,026	61,573	61,350	16,185
Oils	46,727	43,058	44,241	12,812
Other	72,985	(*) 64,941	(*) 61,757	20,012
	575,795	543,262	498,325	157,882

(*) Reclassified

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 4 – Segment information (continued)

Revenues by customer group

	Percentage of Total Sales Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2

Large retail supermarket chains	48%	49%	48%
Institutional market - wholesalers	13%	13%	14%
Institutional market - catering and restaurants	10%	11%	12%
Private customers	9%	8%	8%
Small supermarket chains	6%	5%	6%
Government customers	5%	4%	2%
Other customers	9%	10%	10%
	100%	100%	100%

Revenues from main customers of the Import segment
The Company has one customer who represented more than 8% of the total sales which amounted to NIS 51,371 thousand in 2024 (2023: NIS 60,431 thousand 2022: NIS 64,950 thousand).

Note 5 – Cost of sales

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2	2 0 2 4
	NIS	NIS	NIS	US Dollars

Purchases	391,931	377,013	310,324	107,467
Marine transportation	22,888	17,039	27,486	6,276
Maintenance	5,789	(*)5,585	(*)5,364	1,588
External Storage	5,012	(*)4,930	(*)4,490	1,374
Transportation	3,830	3,120	2,972	1,050
Salaries and related expenses	3,145	2,800	1,206	862
Depreciation and amortization	2,951	2,562	2,421	809
Packing materials	2,881	1,746	(*)1,075	790
Personnel services	1,030	-	-	283
Outsourced packing	641	3,195	(*)2,230	176
Other costs and expenses	3,387	3,101	(*)2,960	927
	443,485	421,091	360,528	121,602
Changes in inventories of finished products	(29,024)	1,604	(5,300)	(7,958)
	414,461	422,695	355,228	113,644

(*) Reclassified

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 6 – Selling expenses

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2	2 0 2 4
	NIS	NIS	NIS	US Dollars

Transportation and Distribution	23,425	22,048	20,682	6,423
Salaries and related expenses	22,954	22,728	22,167	6,294
Advertising and promotion	8,297	11,923	14,919	2,275
Personnel services	3,963	4,388	3,344	1,087
Vehicles	3,690	3,793	3,898	1,012
Depreciation and amortization	2,600	2,923	2,713	712
Share based payment expense	178	435	436	49
Others	3,786	5,978	5,947	1,038
	68,893	74,216	74,106	18,890

Note 7 – General and administrative expenses

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2	2 0 2 4
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	17,397	16,598	15,876	4,770
Professional services	2,675	2,471	2,366	733
Office maintenance	1,764	1,667	1,585	484
Depreciation and amortization	1,751	1,465	1,374	480
Vehicles	634	507	462	174
Share based payment expense	295	604	355	81
Communication	74	94	111	20
Bad and doubtful debts	(426)	(46)	42	(117)
Other	2,001	2,750	1,946	549
	26,165	26,110	24,117	7,174

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 8 – Employee benefit expenses

Key management personnel compensation
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including the directors of the company and other senior officers.

Key management personnel expenses comprise:

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2	2 0 2 4
	NIS	NIS	NIS	US Dollars

Salary and management fees	6,286	6,021	5,268	1,724
Bonus	3,259	2,661	4,569	894
Share based payment expense	249	536	321	68
Directors' remuneration	215	228	332	59
	10,009	9,446	10,490	2,745

Note 9 – Finance income and expenses

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2	2 0 2 4
Finance income:	NIS	NIS	NIS	US Dollars

Interest from Short-term bank deposits	4,258	4,644	2,845	1,168
Dividends	5,378	5,201	3,537	1,475
Changes in fair value of financial assets at fair values	25,851	3,567	-	7,088
Income from revaluation of a long-term financial assets	-	2,030	13,058	-
Foreign currency differences	367	676	3,580	101
Interest Income of debentures held for trading	3,811	4,207	2,637	1,044
Other interest	76	38	-	21
Total finance income	39,741	20,363	25,657	10,897

Finance expenses:	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2	2 0 2 4
	NIS	NIS	NIS	US Dollars

Bank fees	586	535	420	161
Portfolio management fees	1,107	204	181	303
Changes in fair value of financial assets at fair values	-	-	16,043	-
Other	240	782	135	66
Total finance expenses	1,933	1,521	16,779	530

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 10 – Tax on income

Tax balances presented in the statement of financial position:

	December 31,
	2024	2023	2024
	NIS	NIS	US Dollars

Current tax assets	744	9,497	204
Deferred tax liabilities	(9,888)	(4,868)	(2,711)

	January		December	December
	1, 2024	Change	31, 2024	31, 2024
	NIS	NIS	NIS	US Dollars
Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	(5,845)	(4,974)	(10,819)	(2,966)
Leases	19	8	27	7
Employees benefits	501	20	521	143
Allowance of credit loss	317	(98)	219	60
Carry forward tax losses	140	24	164	45
	(4,868)	(5,020)	(9,888)	(2,711)

	January		December	December
	1, 2023	Change	31, 2023	31, 2023
	NIS	NIS	NIS	US Dollars
Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	(5,135)	(710)	(5,845)	(1,603)
Financial liabilities carried at fair value through profit or loss	-	19	19	5
Employees benefits	421	80	501	137
Allowance of credit loss	326	(9)	317	87
Carry forward tax losses	190	(50)	140	38
	(4,198)	(670)	(4,868)	(1,336)

Taxes on income recognized in profit or loss:

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2	2 0 2 4
	NIS	NIS	NIS	US Dollars
Current taxes:
Current taxes	17,347	6,866	9,866	4,757
	17,347	6,866	9,866	4,757

Deferred taxes	5,020	670	2,544	1,376
	22,367	7,536	12,410	6,133

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 10 – Tax on income (continued)

Reconciliation of the statutory tax rate to the effective tax rate:

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2	2 0 2 4
	NIS	NIS	NIS	US Dollars

Income before Income taxes	92,682	39,192	53,974	25,415
Statutory tax rate	23%	23%	23%	23%
Tax computed by statutory tax rate	21,317	9,014	12,414	5,845

Tax increments (savings) due to:
Non-deductible expenses	2,515	541	147	690
Profit or loss for tax for which deferred taxes were not provided	-	-	(13)	-
Temporary differences	(27)	(19)	-	(8)
Taxes for previous years	-	(268)	358	-
Tax exempt Income	(1,299)	(1,224)	(844)	(356)
Other	(139)	(508)	348	(38)
	22,367	7,536	12,410	6,133

The tax rate applicable to the Company for the years 2022 – 2024 is 23%.

Note 11 – Earning per share

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2	2 0 2 4
	NIS	NIS	NIS	US Dollars
Basic and diluted earnings per share:
Earnings used in the calculation of basic and diluted earnings per share	70,315	31,656	41,564	19,282

Weighted average number of shares used in computing basic and diluted earnings per share	13,874,334	13,867,017	13,867,017	13,874,334

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 12 – Cash and cash equivalents

	December 31,
	2 0 2 4	2 0 2 3	2 0 2 4
	NIS	NIS	US Dollars

Short-term bank deposits	104,090	126,873	28,541
Cash in bank	18,848	10,593	5,168
	122,938	137,466	33,709

Note 13 – Trade receivables, Net

Composition:

	December 31,
	2 0 2 4	2 0 2 3	2 0 2 4
	NIS	NIS	US Dollars

Open accounts	153,871	147,744	42,191
Checks receivables	20,730	17,692	5,684
Credit cards	518	397	142
Less – estimated credit loss	(954)	(1,378)	(262)
Less – provision for return of goods	(2,834)	(4,076)	(776)
	171,331	160,379	46,979

The table below shows the open accounts balance as of December 31, 2024 and 2023 segmented by the due date.

	Open accounts - days past due
	NIS in thousands
As of:	Not past due	<30	31-60	61-90	>90	Total
December 31, 2024	150,532	3,122	117	62	38	153,871
December 31, 2023	145,976	1,540	120	78	30	147,744

Changes in the allowance of credit loss

	December 31,
	2 0 2 4	2 0 2 3	2 0 2 4
	NIS	NIS	US Dollars

Balance at beginning of the year	1,378	1,419	378
Changes in allowance for doubtful debts	(424)	(41)	(116)
Balance at end of the year	954	1,378	262

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 14 – Other receivables and prepaid expenses

	December 31,
	2 0 2 4	2 0 2 3	2 0 2 4
	NIS	NIS	US Dollars

Advances to suppliers	5,991	8,002	1,643
Prepaid expenses	438	381	120
Others	955	1,781	262
	7,384	10,164	2,025

Note 15 – Inventories, Net

	December 31,
	2 0 2 4	2 0 2 3	2 0 2 4
	NIS	NIS	US Dollars

Finished products	83,216	54,193	22,818
Inventory in transit	16,111	11,782	4,418
Less – Provision of slow-moving inventory	(1,093)	(3,500)	(300)
	98,234	62,475	26,936

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 16 – Property, plant and equipment

		New	Machinery		Computers
	Land and	logistics	and	Motor	and	Office
	Building	Center (**)	equipment	Vehicles	equipment	Furniture	Total
Consolidated Cost:
Balance -January 1, 2023	(*) 59,024	(*) 7,885	11,105	11,270	7,806	2,126	99,216
Changes during 2023:
Additions	414	18,941	1,968	332	1,692	199	23,546
Dispositions	-	-	-	(540)	-	-	(540)

Balance – December 31, 2023	59,438	26,826	13,073	11,062	9,498	2,325	122,222
Changes during 2024:
Additions	341	43,332	2,562	1,028	1,213	270	48,746
Dispositions	-	-	(999)	(1,752)	-	-	(2,751)

Balance – December 31, 2024	59,779	70,158	14,636	10,338	10,711	2,595	168,217

Accumulated depreciation:
Balance – January 1, 2023	28,523	-	6,004	9,880	5,986	1,140	51,533
Changes during 2023:
Additions	2,336	-	476	915	778	41	4,546
Dispositions	-	-	-	(443)	-	-	(443)
Balance – December 31, 2023	30,859	-	6,480	10,352	6,764	1,181	55,636
Changes during 2024:
Additions	2,907	-	496	568	1,149	57	5,177
Dispositions	-	-	(999)	(1,465)	-	-	(2,464)
Balance – December 31, 2024	33,766	-	5,977	9,455	7,913	1,238	58,349

Net book value:
December 31, 2024	26,013	70,158	8,659	883	2,798	1,357	109,868
December 31, 2023	28,579	26,826	6,593	710	2,734	1,144	66,586

Net book value (US Dollars in thousands):
December 31, 2024	7,132	19,238	2,374	243	767	372	30,126
December 31, 2023	7,836	7,356	1,808	195	750	314	18,259

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

Right of use assets, net

	December 31,
	2 0 2 4	2 0 2 3	2 0 2 4
	NIS	NIS	US Dollars
Opening balance	5,341	6,612	1,464
Dispositions	(2,322)	(2,408)	(574)
Additions	4,815	1,137	1,321
Closing balance	7,834	5,341	2,211

Accumulated depreciation:
Opening balance	3,217	3,221	882
Dispositions	(2,322)	(2,408)	(574)
Depreciation	2,125	2,404	583
Closing balance	3,020	3,217	891

Net book value	4,814	2,124	1,320

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 17 – Leases (continued)
Leases liabilities

	December 31,
	2 0 2 4	2 0 2 3	2 0 2 4
	NIS	NIS	US Dollars

Opening balance	2,207	3,478	605
Additions	4,815	1,137	1,321
Payments	(2,322)	(2,408)	(638)
Closing balance	4,700	2,207	1,288

Amounts recognized in Statement of income

	For the year ended December 31
	2 0 2 4	2 0 2 3	2 0 2 4
	NIS	NIS	US Dollars

Depreciation expense on right-to-use assets	2,125	2,404	583
Interest expense on lease liabilities	240	75	66
Cancellation of rental expenses	(2,563)	(2,483)	(703)
	(198)	(4)	(54)

Note 18 – Subsidiaries

The principal subsidiaries of G. Willi-Food International Ltd, all of which have been included in these consolidated financial statements, are as follows:

Subsidiary	Country of incorporation and principal place of business	Proportion of ownership interest
		December 31,
		2 0 2 4	2 0 2 3
Euro European Dairies (Goldfrost) Ltd.	Israel	100%	100%
W.F.D. (Import, Marketing and Trading) Ltd.	Israel	100%	100%
W. Capital Ltd.	Israel	100%	100%

Note 19 – Trade payables

	December 31,
	2 0 2 4	2 0 2 3	2 0 2 4
	NIS	NIS	US Dollars

Open accounts	27,934	21,339	7,660
Checks payables	269	283	74
	28,203	21,622	7,734

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 20 – Employee benefit liabilities

Liabilities for employee benefits comprise:

	December 31,
	2 0 2 4	2 0 2 3	2 0 2 4
	NIS	NIS	US Dollars

Employee benefit	3,322	3,068	911
Accrual for annual leave	1,210	1,125	332
Defined benefit schemes (note 23)	1,102	1,055	302
	5,634	5,248	1,545

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

Note 21 – Other payables and accrued expenses

	December 31,
	2 0 2 4	2 0 2 3	2 0 2 4
	NIS	NIS	US Dollars

Accrued expenses	20,900	6,380	5,731
Customer advances	3,077	2,367	844
Other payables	1,038	2,107	284
	25,015	10,854	6,859

Note 22 – Share capital

Composition	December 31
	2 0 2 4	2 0 2 3

Ordinary shares of NIS 0.1 each	50,000,000	50,000,000

Issued and outstanding	13,874,334	13,867,017

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

The current legal retirement age is 64 for women, 65 for women who was born after January 1960 and 67 for men. Therefore, according to the plan, an employee who has been employed by the Company for at least one consecutive year (and under circumstances defined by law) and is dismissed after this period, is entitled to severance pay. The rate of compensation stipulated in the Law is the employee's last salary for each year of employment.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 23 – Defined benefit scheme (continued)
The principal assumptions used for the purposes of the actuarial valuations were as follows:
	Valuation at
	2 0 2 4	2 0 2 3
	%	%

Discount rate	5.44	5.42
Expected return on the plan assets	5.44	5.42
Rate of increase in compensation	5	5

Expected rate of termination:
0-1 years	35	35
1-2 years	35	30
2-3 years	25	25
3-4 years	15	15
4-5 years	15	15
5 years and more	7.5	7.5

The assumptions regarding future mortality rates are based on mortality tables published and approved by the Ministry of Finance. The mortality rate of an active participant at retirement age (67 for men, 64 for women) is 0.6433% for men and 0.3574% for women.

The provisions of Standard 19 stipulate that interest used to capitalize assets and liabilities should reflect risk free interest that is interest on highly rated corporate bonds with similar maturity periods and terms. Until November 2014, absent quality data and information about bonds of this type, what was utilized was the interest on long-term index linked government bonds (index linked Galil)/or long-term shackle government bonds (NIS Dawn - “Shachar”). Following a decision by the Securities Authority, according to which there is a deep market for corporate bonds, and according to the publication of Accounting Staff Position number 12-1, as of this report, the capitalization interest is that of high-quality corporate bonds. Use of a quality curve as stated above, is published by quoting companies which specialize in this field. The nominal interest rate for the capitalization appropriate for corporate bonds with high rankings as aforesaid, as of December 31, 2024, is 5.44% per year.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 23 – Defined benefit scheme (continued)
Changes in the present value of the defined benefit obligation in the current period were as follows:

	December 31,
	2 0 2 4	2 0 2 3	2 0 2 4
	NIS	NIS	US Dollars

Opening defined benefit obligation	5,944	5,481	1,630
Current service cost	489	474	134
Interest cost	327	269	90
Actuarial losses/(gains) arising from changes in financial assumptions	(7)	194	(2)
Actuarial losses/(gains) arising from changes in demographic assumptions	(72)	-	(20)
Actuarial losses arising from experience adjustments	283	24	78
Benefits paid	(171)	(498)	(47)
Closing defined benefit obligation	6,793	5,944	1,863

Changes in the fair value of the defined benefit assets in the current period were as follows:

	December 31,
	2 0 2 4	2 0 2 3	2 0 2 4
	NIS	NIS	US Dollars

Opening defined benefit assets	4,937	4,653	1,354
Employer contribution	324	328	89
Expected return on the plan assets	275	233	75
Changes in financial assumptions	307	172	84
Interest losses on severance payment allocated to remuneration benefits	(29)	(39)	(8)
Benefits paid	(72)	(410)	(20)
Closing defined benefit assets	5,742	4,937	1,574

Adaption of the current value of defined benefit plan liability and the fair value of the plan's assets to the assets and liabilities recognized in the Balance Sheets:

	December 31,
	2 0 2 4	2 0 2 3	2 0 2 4
	NIS	NIS	US Dollars

Present value of funded liability	6,793	5,944	1,863
Fair value of unrecognized asset	51	48	14
Fair value of plan assets - accumulated deposit in executive insurance	(5,742)	(4,937)	(1,574)
Net liability deriving from defined benefit obligation	1,102	1,055	302

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

If the discount rate were increased / decreased by 0.5%, the defined benefit obligation would have decreased / increased by NIS 261 thousand (USD 72 thousand).

If the rate hikes expected salaries would have increased / decreased by 0.5%, the defined benefit obligation would have increased / decreased by NIS 143 thousand (USD 39 thousand).

If the resignation rate would have increased / decreased by 10%, the defined benefit obligation would have increased / decreased by NIS 140 thousand (USD 38 thousand).

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

The balance of the Company's vacation provision is in accordance with the leave entitlement of each individual employee, according to his individual agreement with the company to which the employee belongs and in accordance with the employee's salary. The balance of the Company's vacation provision for December 31, 2024, as NIS 1,026 thousand (NIS 922 thousand, as of December 31, 2023).

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 24 – Share based payment

On July 2022, the Company granted to its employees 164,000 non-marketable options exercisable to up to 164,000 ordinary shares of the Company, which at the date of this report constitute approximately 1.18% of the Company's capital and voting rights before the grant and approximately 1.17% after the grant. However, the actual number of shares allocated may be lower than stated, as the offerees will be entitled to exercise the option warrants via "cashless" method, meaning the allocation of shares in an amount reflecting the monetary benefit inherent in the offered option warrants. Each option will allow, upon exercise, to purchase one NIS 1 ordinary share at an exercise price of NIS 55.3, adjusted to dividend and subject to adjustments that will be required if rights or bonus shares are issued. The weighted average of the Company share price during the period ending on December 31, 2024 was NIS 40.32.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 24 - Share based payment (continued)

24.2 -          Details regarding the stock option plans

	2024		2023		2024
	Number	Weighted average Exercise price (NIS)	Number	Weighted average Exercise price (NIS)	Weighted average Exercise price (US Dollars)
Opening balance	141,500	49.88	164,000	52.76	13.68
Granted during the year	-	-	-	-	-
Expired during the year	-	-	(22,500)	49.88	13.48
Exercised during the year	(37,824)	49.16	-	-	-
Closing balance	103,676	49.16	141,500	49.88	13.48

24.3 - Effect of share-based payment transactions on profit or loss for the period

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 4
	NIS	NIS	US Dollars
Expense arising from plans to grant shares and stock options	473	1,039	130

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

-      Subject to the Company's achieving or exceeding the Minimum Average Operating Profit before Bonuses, the Chairman/ CEO shall be entitled to receive a bonus in the following manners: (i) a Bonus of 2.5% of the Average Operating Profit Before Bonuses for the amount exceeding above NIS 10 million (USD 2.9 million) and up to and including NIS 15 million (USD 4.3 million); (ii) a Bonus of 3% of the Average Operating Profit Before Bonuses for the amount exceeding above NIS 15 million and up to and including NIS 25 million (USD 7.2 million); (iii) a Bonus of 4.15% of Average Operating Profit Before Bonuses for the amount exceeding NIS 25 million and up to and including NIS 40 million (USD 11.5 million); (iv)  a Bonus of 5% of the Average Operating Profit Before Bonuses for the amount exceeding above NIS 40 million and up to and including NIS 55 million (USD 15.8 million); and (v) a Bonus of 5.5% of the Average Operating Profit Before Bonuses for any amount exceeding above NIS 55 million.

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

-      e) The Chairman/ CEO will be included in the D&O insurance policy available to the Company and its subsidiaries under the same terms as other officers of the Company, and he will be entitled to an exemption and indemnification letter, which is identical to the form of exemption and indemnification that was approved by the General Meeting of Shareholders on July 20, 2005 for all directors and officers of the Company. It is hereby clarified, that the exemption does will not be valid regarding apply to any decision or transaction of the Company, in which a controlling shareholder or other officer of the Company, (including a different officer than the officer that has been granted the exemption letter) has a personal interest.

-     On February 27, 2025, a General Meeting of the Shareholders of the Company approved a new management services agreements pursuant to which Messrs. Yosef Williger and Zwi Williger are to serve as CEO of the company and chairmen of the Board of Directors, respectively.

The Company's shareholders also approved new terms of service for each of Mr. Zwi Williger and Mr. Joseph Williger, commencing as of January 1, 2025 as follows.

(a)   Monthly service fees of NIS 108,300 (USD 29.7 thousand) (excluding VAT).

(b)   Profit Related Bonus - an annual bonus determined according to measurable quantitative criteria:

-     Payment of the Measurable Bonus will be subject to achieving an average of the minimum profit before taxes of the Company before bonuses during the last three (3) years (i.e., the year in which the bonus is granted and the previous two (2) years) (the “Bonuses” and "Average Operating Profit Before Bonuses", respectively) of at least NIS 40 million (USD 11.5 million) (the “Minimum Average Operating Profit before Bonuses”).

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 25 – Contingent liabilities and commitments (continued)

-      Subject to the Company's achieving or exceeding the Minimum Average Operating Profit before Bonuses, the Chairman/ CEO shall be entitled to receive a bonus in the following manners: (i) a Bonus of 2.5% of the Average Profit before taxes Before Bonuses for the amount exceeding above NIS 10 million (USD 2.9 million) and up to and including NIS 15 million (USD 4.3 million); (ii) a Bonus of 3% of the Average Profit before taxes Before Bonuses for the amount exceeding above NIS 15 million and up to and including NIS 25 million (USD 7.2 million); (iii) a Bonus of 4.15% of Average Profit before taxes Before Bonuses for the amount exceeding NIS 25 million and up to and including NIS 40 million (USD 11.5 million); (iv)  a Bonus of 5% of the Average Profit before taxes Before Bonuses for the amount exceeding above NIS 40 million and up to and including NIS 55 million (USD 15.8 million); and (v) a Bonus of 5.5% of the Average Profit before taxes Before Bonuses for any amount exceeding above NIS 55 million.

-      The maximum annual Bonus to be paid to the Chairman / CEO will not exceed an amount of NIS 2.4 million (USD 690.8 thousand).

(c)  The Company will provide the Chairman/ CEO with use of a vehicle, the value of which shall not exceed NIS 400,000 (USD 109.7 thousand). The Company shall allow the Chairman/ CEO to use a vehicle exceeding the value of NIS 400,000, upon the Chairman's/ CEO 's request provided that the Chairman/ CEO will reimburse the Company with any amount exceeding NIS 400,000. The Company will cover all the operating expenses of the Company car (excluding fines), including grossing up the related tax. The Company estimates the annual amount of the Company car benefits in the total amount of NIS 300,000.

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

On December 25, 2019, the Court issued a resolution which approves an application to give a Court ruling status to a compromise agreement signed between G. Willi-Food and Mr. Ilan Admon; according to the said compromise agreement, the mutual claims lodged on behalf of the parties in this filed were rejected without issuing an order for court costs. On July 1, 2024 a settlement agreement with Mr. Gregory Gurtovoy, was given legal validity, whereby in exchange for dismissing the lawsuit against him, he will pay NIS 250,000 by August 1,2024. On July 25, 2024, a settlement agreement with Mr. Schneerson was given legal validity, whereby in exchange for dismissing the lawsuit against him, he will pay NIS 25,000.

On November 4, 2024, a judgment was issued approving the agreements between the Company and Zalman Vigler, whereby the lawsuit was dismissed without legal costs. As of the date of this report, the proceedings in this case have concluded against all defendants except for Iram Graiver. According to the decision from January 14, 2025, a final pre-trial hearing before evidence has been scheduled for November 6, 2025, while the parties await a decision on the petition filed by the Company to the Supreme Court against the verdict given by the National Labor Court in this matter.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 25 – Contingent liabilities and commitments (continued)

-     On July 23, 2017, Mr. Iram Graiver, the Company's CEO and former executive ("Mr. Graiver"), filed a lawsuit with the Regional Labor Court in Tel Aviv-Jaffa ("the Court") for social benefits and various compensations totaling NIS 2,377,305. The Company submitted a statement of defense on November 26, 2017. On July 27, 2017, The Company filed a lawsuit against Mr. Graiver for the return of funds allegedly taken unlawfully, totaling NIS 1,694,325. According to the Company, Mr. Graiver acted in breach of his fiduciary duty and contrary to the mandatory provisions of the Companies Law, 1999, which require approval from the general shareholders' meeting (which was not obtained) for payments he took from the Company.

On November 2, 2017, the Court decided to consolidate the two proceedings. On November 26, 2017, defense statements were submitted by Mr. Graiver and the Company. After several hearings, a judgment was issued on November 27, 2022, ordering the company to pay Mr. Graiver approximately NIS 255,000. Subsequently, both the company and Mr. Graiver filed appeal requests to the National Labor Court.

On September 24, 2024, a judgment was issued rejecting the company's appeal and partially accepting Mr. Graiver's appeal. It was determined that, in addition to funds already deposited with the Court, the company must pay Mr. Graiver an additional NIS 411,297 plus interest and linkage from March 2017. On October 21, 2024, a petition was filed with the High Court of Justice. At this stage, the chances of the petition's success cannot be estimated.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 25 – Contingent liabilities and commitments (continued)
-      A lawsuit and a motion to approve it as class action was filed on August 2, 2021, against G. Willi-Food and another 5 respondents to the District Court. The applicant claimed that the Company marketed several products with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered financial damages in amount of NIS 100 million and Non-financial damages in amount of NIS 378 million. A settlement discussion is scheduled for April 6, 2025. At this stage, the Company and/or its legal advisors are unable to assess the chances of the lawsuit.

-     A lawsuit and a motion to approve it as class action was filed on November 8, 2021, against the Company to the District Court. The applicant claimed that the Company marketed a product with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered damages in amount of NIS 57 million. A response was submitted on February 9, 2022. On November 14, 2022, a pre-trial hearing was held, at the end of which it was decided that the parties must reach agreements by December 15, 2022. On January 24, 2023, an agreed notification was submitted according to which the parties were unable to reach an agreement. On September 14, 2023 another pre-trial hearing was held. Summaries on behalf of the applicant were submitted on December 27, 2023. Response summaries have been submitted, awaiting a decision on the approval request. On December 3, 2024 the District Court approved the lawsuit as class action. The District Court ruled in its decision that at the certification request stage, there is no need to determine the extent of damages, and that this issue should be clarified in the second phase of managing the claim. The District Court determined that there are grounds to examine the petitioner's claim that he and the group members suffered damages in the amount of the difference between the price paid and the price they would have paid for purchasing another comparable product. According to the petitioner, the product's price was higher than that of another comparable product, while the Company argues that the product subject to the claim was sold at lower prices than competing products and therefore no damage was caused. The District Court also ruled that there are grounds to examine the question of non-monetary damages caused by the inability to compare between the product subject to the claim and competing products. The Company maintains its argument that this was a good faith mistake and that no damage was caused to the consumer, and in the proceedings, it will prove that the product was imported in relatively small quantities during a limited period only. On March 2, 2025, the lawsuit was filed and the company must submit a statement of defense by April 24, 2025.  At this stage, it is difficult to assess the chances of the lawsuit.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 25 – Contingent liabilities and commitments (continued)
-     On February 20, 2023, the Euro European Dairies (the Company) received, from the Ashdod Customs House, a notice of a charge for a deficit of NIS 1.75 million, which includes interest and fine. In the letter of demand, it is claimed that the company imported soft cheeses in a salt water solution and paid duty only for the weight of the cheese without the weight of the salt water solution. According to the customs house, customs must also be paid for the salt water solution. After the customs house rejected the appeal that the company filed on the debit notices, The company paid the debt in the debit notices and submitted a lawsuit to the Magistrate's Court in Petah Tikva to cancel the notices and to recover the amounts paid by it plus interest and linkage. The court pointed out difficulties in each party's position and suggested transferring the case to mediation. The company agreed, but the Customs House rejected the proposal. The date for submitting evidence by the company was set for January 8, 2025, and the date for submitting evidence by the Customs House was set for March 8, 2025. A pre-trial hearing date after the submission of evidence was set for March 24, 2025. At this stage, the Company and its legal advisors cannot assess the chances of the lawsuit.

-     On July 10, 2024, a lawsuit and a request for class action certification were filed with the Central District Court against the Company. The applicant claims that the Company markets the products mentioned in the certification request as approved by the Chief Rabbinate of Israel before actually receiving the Rabbinate's approval. Consequently, the applicant alleges violations of various laws, including the Kosher Fraud Law and the Consumer Protection Law. The applicant states that they cannot currently estimate the total amount of the class action lawsuit for all group members, but claims personal monetary damages of NIS 50 for purchased products and non-monetary damages of NIS 1,000. The Company must submit a response to the certification request by April 30, 2025. Before the request was filed, it was agreed to jointly pursue mediation proceedings to be held in March 2025. At this stage, the Company and its legal advisors cannot assess the chances of the lawsuit.

-     On September 12, 2024, a lawsuit and a request for class action certification were filed with the Central District Court against Euro Dairy Europe and four additional respondents. The applicant claims that Euro Dairy Europe marketed products with misleading text that contradicts relevant laws and standards. The applicant alleges monetary damages of 10 percent of the product's value and additional monetary damages of NIS 20. On February 9, 2025, a judgment was issued approving a withdrawal arrangement whereby the petitioner withdraws the request without a costs order.

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

-     On February 14, 2024, the Company received a notification letter from the Competition Authority, according to which the authority is considering filing an indictment against the Company, subject to a hearing, on the grounds of the suspicions listed in the "Letter of Suspicions". In addition, A similar message was further delivered to the chairman of the board of directors of the Company, Mr. Zwi Williger, one of the controlling owners of the Company. On April 17, 2024, a hearing was held regarding the aforementioned matter, in which the company and Mr. Williger presented their arguments before the Competition Authority.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 26 – Events during and after the reporting period (continued)

-     On July 17, 2024, the company reached an agreement with the Competition Authority regarding the payment of financial sanctions totaling approximately 11.6 million NIS for alleged violations of the Food Industry Competition Promotion Law of 2014, without admission of violation. The aforementioned arrangement was approved by the Company's board of directors. The Company included the expense related to this agreement in its financial statements under other expenses.

-      On July 21, 2024, following an agreement with the Competition Authority, a request for document disclosure was filed pursuant to Section 198a of the Companies Law, 5759-1999, in the Tel Aviv-Jaffa District Court against the Company to examine the possibility of filing a derivative claim for alleged violations of the Food Industry Competition Promotion Law, 5774-2014. As part of the request, the court was asked to order the Company to provide various documents related to these events to the petitioner. On December 24, 2024, the Company filed a response to the request. On February 18, 2025, the parties filed a mutual withdrawal request. The court approved the withdrawal request on the same day.

-      On May 3, 2022, the Board of Directors of the Company adopted an options plan for employees and officers of the Company. As part of the options plan, the Company allocated, in a private placement, a total of 164,000 non-tradable option warrants that can be exercised for up to 164,000 ordinary shares of the Company, representing at the date of this report approximately 1.18% of the equity and voting rights in the Company before the allocation and approximately 1.17% after the allocation. However, the actual number of shares allocated may be lower than stated, as the offerees will be entitled to exercise the option warrants via "cashless" method, meaning the allocation of shares in an amount reflecting the monetary benefit inherent in the offered option warrants. The exercise price as of the report date for each option is NIS 49.16. Shares resulting from the exercise of the option warrants will be subject to restrictions on resale on the stock exchange according to the provisions of Section 15C of the Securities Law, 1968, and the Securities Regulations (Details Regarding Sections 15A and 15C of the Law), 2000 (Regulation 5 of the said regulations).

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 26 – Events during and after the reporting period (continued)

-      The year 2024 was a challenging year for the state of Israel as a whole and for the Israeli economy in particular. challenging period which began on October 7, 2023, following an unprecedented terrorist attack from the Gaza Strip on the state of Israel, and has continued for about a year and four months. The war was conducted in many fronts, including Gaza, Lebanon, Iran and Syria, and had impact on all sectors of the Israeli economy.

The growth forecast for 2024 was revised downward, mainly due to lower-than-expected growth for the first half and the effects of the recent security escalation on activity. Supply constraints make it difficult for economic activity to converge to the pre-war trend, and the ongoing geopolitical uncertainty is reflected in the rise of the economy's risk premium. Due to the continued fighting and its consequences, in September 2024, the international credit rating agency Moody's announced a downgrade of Israel's credit rating by two levels from A2 to BAA1 with a negative outlook, after during the first quarter of 2024, Moody's downgraded Israel's credit rating from A1 stable outlook to A2 negative outlook. Additionally, against the backdrop of the escalating conflict with Iran, during the second quarter, the international credit rating agency S&P downgraded Israel's credit rating from AA- to A+. Despite the many difficulties and challenges in the business environment, the Israeli economy showed strength and from the second half of 2024, there was a recovery in economic activity and a relatively good coping with the challenges of the period.

The Company imports various food products, including from Turkey. Due to the Turkish government's decision to impose restrictions on the export of products from Turkey to Israel, the Company is working to find alternatives and other suppliers from other countries. The company's activity is, among other things, supplying basic food products, the sale of which was not significantly affected by the war situation and even increased shortly after the outbreak of the war, mainly through orders of products with long shelf lives. Due to repeated attacks by Houthi forces on ships in the Red Sea area, which led to the decision of many shipping companies to stop sailing in the Red Sea, which is a main and significant maritime trade route between the Far East and Israel, and to change shipping routes to bypass Africa, or alternatively, to suspend or stop their arrival to Israel altogether. As a result, shipping time from the Far East has extended by about 3-4 weeks, thereby increasing the cost of maritime shipping and causing delays in receiving goods. About 35% of imported products originate from the Far East, therefore - according to the company's assessment, a significant increase in the cost of maritime shipping could adversely affect the company's results. In practice, according to the company's assessment, from the beginning of the war until the date of the report, the war did not have a material impact on the company's financial position and results of operations. In addition, the company managed to maintain operational and functional continuity, including maintaining an effective workforce, adequate inventory levels, and continued effective activity with its customers and suppliers. Due to the uncertainty regarding the scope of the fighting and the duration of the war, the company is unable at this time to accurately assess the scope and nature of additional future effects of the war on its results.

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