Form 20-F
period 2025-12-31
G WILLI FOOD INTERNATIONAL LTD
filed 2026-03-24
CIK 1030997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

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

The registrant had 13,930,310 ordinary shares, NIS 0.10 nominal value per share, as of December 31, 2025.

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

Solely for the convenience of the reader, this Annual Report contains translations of certain NIS amounts into U.S. Dollars at specified rates. These translations should not be construed as representations that the translated amounts represent such dollar or NIS amounts, as the case may be, or could be converted into U.S. Dollars or NIS as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of NIS into U.S. Dollars have been made at the rate of NIS 3.19= $1.00, the representative exchange rate on December 31, 2025.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company,” “Dividends,” “Operating and Financial Review and Prospects,” and “Quantitative and Qualitative Disclosures about Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, the risks set forth in “Item 3. Key Information – D. Risk Factors”, including the following:

•	payment default by, or loss of, one or more of our principal clients; the loss of one or more of our key personnel;

•	market risks of our portfolio of marketable securities, such as changes affecting currency exchange rates;

•	termination of, or changes in, arrangements with our suppliers;

•	increasing levels of competition in Israel and other markets in which we do business;

•	increase or decrease in global product prices of food products;

•	our inability to accurately predict consumption of our products or changes in consumer preferences;

•	product liability claims and other litigation matters;

•	interruption to our storage facilities;

•	our insurance coverage may not be sufficient;

•	our operating results may be subject to variations from quarter to quarter;

•	our inability to successfully compete with nationally branded products;

•	our inability to successfully integrate our acquisitions;

•	our inability to protect our intellectual property rights;

•	significant concentration of our shares is held by one shareholder;

•	we are controlled by and have business relations with Willi-Food Investments Ltd. and its management;

•	the price of our ordinary shares may be volatile;

•	our inability to meet the Nasdaq Capital Market (“Nasdaq”) and the TASE listing requirements;

•	our inability to obtain and maintain regulatory qualifications or approvals for our products or successfully comply with laws and regulations related to our activities in Israel;

•	our inability to maintain an effective system of internal controls;

•	cyber-attacks on the Company's information systems;

•	economic conditions in Israel;

•	changes in political, economic and military conditions in Israel, including, in particular, economic conditions in the Company’s core markets; and

•	our international operations may be adversely affected by risks associated with international business.

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

Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivable. Despite our large number of clients (approximately 1,500 customers, 3,000 selling points in Israel and abroad), a major part of our sales is made to a limited number of customers. Our largest customer owns, among other things, supermarkets which accounted for approximately NIS 65.1 million (which represents 10.7%) of our sales revenue during 2025. We generally do not require collateral from our big supermarket chain customers, although we do require collateral from most of our remaining clients in Israel to ensure security in collecting payments that are due to us. In addition, we buy credit insurance for many of our customers. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all reasonably anticipated losses in respect of trade receivable. There can be no assurance that this allowance will be adequate. In the event that any of our major client's default on their payment obligations to us, we will not possess sufficient security to collect the entire debt.

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

The cost of food commodities and other food products is cyclical and subject to various market factors and may fluctuate significantly. As a result, our cost in securing these products is subject to substantial increases over which we have no control. In addition, fuel costs, which represent a significant factor affecting both utility costs at our facilities and our transportation and shipping costs, are subject to wide fluctuations. In particular, geopolitical developments and restrictions on maritime routes, including limitations on sailing through the Red Sea and potential disruptions or restrictions in key shipping lanes such as the Strait of Hormuz, may contribute to increases in global oil and fuel prices and higher freight and transportation costs. Recently, there has been an increase in securing products due to increased shipping costs resulting from restrictions on sailing in the Red Sea and the Strait of Hormuz.

Although we are making best efforts, we cannot assure that we will be able to pass on to customers any increased costs associated with the procurement and transportation of these products. Moreover, there has been, and there may be in the future, a time lag between the occurrence of such increased costs and the transfer of such increases to customers. To the extent that increases in the prices of our products cannot be passed on to customers or there is a delay in doing so, we are likely to experience an increase in our costs which may materially reduce our margin of profitability. See  - "We may be affected by political, economic and military conditions in Israel and the Middle East".

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

In addition, we are exposed to risks due to our purchase of most of our inventory from countries outside the State of Israel. This inventory is transported through shipping companies and other forwarders until the inventory arrives at various ports in the State of Israel. We are dependent on shipping companies and other forwarders and are exposed to changes in transportation prices and to the ability of these shipping companies and forwarders to transport the volume of inventory required by our business in a timely manner, or at all.

Ongoing geopolitical tensions and military conflict in the Middle East have disrupted international shipping routes and global energy markets. In particular, attacks by a Yemeni rebel group, the Houthis, on global shipping routes in the Red Sea have disrupted supply chains and increased shipping costs. In addition, the ongoing military conflict involving the United States, Israel and Iran has resulted in significant instability in key maritime routes, including the Strait of Hormuz, where Iranian actions against vessels transiting the area have disrupted shipping activity. These developments have contributed to increases in global oil and fuel prices, higher maritime transportation costs and increased insurance premiums for marine shipments.

As a result of these developments, we may experience delays in the delivery of inventory, higher procurement, shipping and fuel costs and further disruptions to our supply chain. If these conditions continue or worsen, they may have a material adverse effect on our supply chain, sales and profitability. See  - "We may be affected by political, economic and military conditions in Israel and the Middle East".

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

We market certain products under the trademarks “Willi-Food”, “Euro European Dairies”, “Manchow”, “Gold Frost”, “Tifeeret”, “The Chef Dish”, ”, “Mr Chang”, “Muchi”, “Euro Butter”, “Euro Spread”, “Euro Cheese”, “Euro Cream”, “Euro Dessert”, “Euro Veg”, “Ha-Bulgaria”, “Gelato”, “Pinukim”, “Emma”, “Better Food”, “Kidoos”, “Italpizza” and “TenBo”. Although we have registered trademarks for these brands, we cannot assure that the degree of protection from this registration will be sufficient to protect our rights in these trademarks.

One shareholder owns a majority of our shares.

As of March 23, 2026, Messrs. Zwi Williger and Joseph Williger, beneficially owned approximately 60.2% of our outstanding shares, including shares held by Willi-Food Investments Ltd., an entity controlled by Messrs. Zwi Williger and Joseph Williger.  Our Articles of Association does not provide for cumulative voting rights with respect to the election of directors and every resolution in a general meeting of shareholders is deemed duly passed if passed by a simple majority of the shareholders present and voting unless another majority is required by the Israeli Companies Law, 5759-1999 (the “Companies Law”) or by our Articles of Association. Therefore, our controlling shareholders are able to control the outcome of matters requiring shareholder approval that do not require a special majority.

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

Our headquarters, manufacturing and other significant operations are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military conditions in Israel.

Our business and operations will be directly influenced by the political, economic and military conditions affecting Israel at any given time. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, including Hezbollah in Lebanon (and Syria) and Hamas in the Gaza Strip, both of which involved missile strikes in various parts of Israel causing the disruption of economic activities. Our principal offices are located within the range of rockets that could be fired from Lebanon, Syria or the Gaza Strip into Israel. In addition, Israel faces many threats from more distant neighbors, in particular, Iran.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets.  Following the attack, Israel’s security cabinet declared war against Hamas, and later against Hezbollah in Lebanon. Hostilities subsequently escalated between Israel and a number of its other neighbors, including conflicts with Hezbollah along Israel’s northern border with Lebanon, with Iran (including a war during June 2025) and with the Houthi movement in Yemen, which both launched drone and missile attacks on military and civilian targets within Israel. In addition, the Houthi movement disrupted international commerce by launching a number of attacks on commercial vessels traversing the Gulf of Aden and the Red Sea. While a ceasefire between Israel and Lebanon (with respect to Hezbollah) was announced in November 2024, a ceasefire between Israel and Iran was announced in June 2025 and the latest ceasefire between Israel and Hamas was announced in October 2025, in February 2026, hostilities between Israel and Iran escalated again. In late February 2026, the United States, together with Israel, launched a major joint military campaign of air and missile strikes against targets in Iran, which triggered a broad Iranian response and contributed to significant regional instability, including, in early March 2026, resumed conflicts with Hezbollah. The security situation in the region remains highly fluid, and we are unable to predict if, when, or on what terms, this escalation will be resolved.

The military operation against Iran has immediate implications for the Israeli economy, including, inter alia, the declaration of a state of emergency, the issuance of emergency orders and restrictions on economic activity, the shutdown of educational institutions and workplaces, a reduction in activity across various sectors, and the mobilization of reserve forces on a broad scale. These measures may give rise to operational disruptions, delays in timelines, and increased costs and reduced availability of products imported by us, as well as elevated personnel costs.

As a result of repeated attacks by Houthi forces on vessels operating in the Red Sea, shipping times from the Far East have been extended by three to four weeks. Approximately 35% of our imported products originate in the Far East. We estimate that a material increase in maritime shipping costs could adversely affect our results of operations.  Furthermore, as a result of Iran's blockade of the Strait of Hormuz, energy prices – and oil prices in particular – have risen. These developments may adversely affect shipping costs and give rise to potential supply chain delays, which could impact, inter alia, the availability and cost of the Company's imported products.  Further, as an Israeli company, there is heightened risk of cyberattacks on our and our supply chain’s IT networks by our adversaries in general, and more so as a result of a war.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue. Moreover, the perception of Israel and Israeli companies by the global community (as represented, for example, by claims filed with the International Court of Justice (the “ICJ”)) may cause an increase in sanctions and other adverse measures against Israel, Israeli companies and their products and services.  Additionally, there have been increased efforts by countries, activists and organizations to cause companies and consumers to restrict business with Israel and with Israeli companies, which may impact our ability to do business.  Such efforts, particularly if they become widespread, as well as current and future rulings and orders of international tribunals (including the ICJ against Israel, could materially and adversely impact our business operations.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, there can be no assurance that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

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

We purchase food products from over 125 suppliers located in Israel and around the world, including the Far East Eastern Europe, South America, the United States, Western and Central Europe and Southern Europe  and more. Therefore, we are subject to certain risks that are inherent in an international business. These include the adverse effects on our operations from:

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

CAPITAL EXPENDITURES

Our capital expenditures were $10.7 million, $15.3 million and $7.4 million for the three years ended December 31, 2025, 2024 and 2023, respectively. For more information, see “Item 4. Information on the Company – D. Property, Plants and Equipment”.

B.	BUSINESS OVERVIEW

Overview

The Company is an Israeli-based company specializing in high-quality, great-tasting kosher food products. The Company is engaged, directly and through subsidiaries, in the design, import, marketing and distribution of a wide variety of over [650] food products world-wide. In the year ended December 31, 2025, substantially all of our revenue was generated in Israel, with less than 0.5% of our revenue resulting from exports outside Israel.

The Company purchases food products from over 125 suppliers located in Israel and throughout the world, including from the Far East, Eastern Europe, South America, Western and Central Europe  Southern Europe  and more.

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

As of March 23, 2026, the Company’s principal shareholder, Willi-Food Investments Ltd., held approximately 58.8% of our ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”. Willi-Food’s securities are traded on the Tel Aviv Stock Exchange.

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

•
Dairy and Dairy Substitute Products: including hard and semi-hard cheeses (parmesan, edam, kashkaval, gouda, cheddar, pecorino, manchego, maasdam, iberico and emmental), molded cheeses (Brie and Camembert), feta, Bulgarian cubes, goat cheese, fetina, butter, butter spreads, margarine, melted cheese, cheese alternatives, condensed milk, whipped cream, yogurt, frozen pizza and others. These products are primarily imported from Greece, France, Lithuania, Poland, Denmark, Germany, Italy and the Netherlands.

•
Dried Fruit, Nuts and Beans: including figs, apricots and organic apricots, chestnuts organic chestnuts, sunflower seeds, walnuts, pine nuts, cashews, banana chips, pistachios and peanuts. These products are primarily imported from Greece, Turkey, India, China, Thailand and the United States.

•
Other Products: including, among others, instant noodle soup, frozen edamame soybeans, freeze dried instant coffee, bagels, breadstick, coffee creamers, lemon juice, , cookies, vinegar, sweet pastry and crackers, sauces, corn flour, rice, rice sticks, pasta, organic pasta, spaghetti and noodles, breakfast cereals, corn flakes, rusks, tortilla, dried apples snacks, deserts (such as tiramisu and pastries) and ice cream. These products are primarily imported from the Netherlands, Germany, Italy, Greece, Belgium, the United States, Scandinavia, Switzerland, China, Thailand, Turkey, India, and South America.

Product Information

The products that generated the largest sales volume for the year ended December 31, 2025 were dairy and dairy substitute products 34.8% of sales, canned vegetables and fruits 18.0% of sales, cereals, rice and pastas products 12.2% of sales, oil products 7.9% of sales and fish products 12.2% of sales.

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

In 2025, we purchased several products from one supplier, of which accounted for more than 12% of our total purchases in 2025.

 The average volume of our credit balance with our suppliers in 2025 was NIS 26 million (US$ 8.2 million) consisting of 24 days of supplier’s credit on average.

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

The Company contracts with large retail supermarket chains through the procurement managers in the head office, after which the Company receives ongoing orders from the supermarket chain's logistics center or directly from individual stores. Merchandise is then delivered directly to each store or to the supermarket chain’s logistics centers. Simultaneous with closing of wholesale prices with the procurement managers at the chains’ head offices, quantities of the products to be actually supplied to the stores are routinely determined directly by the stores.

A number of provisions in the Israeli law for the enhancement of competition in the food and Pharmaceuticals sectors(the “Food Law”) apply to the Company, since the company is considered "a large supplier" according to the food law, including in the relationship with retail customers such as the large retailers mentioned above, that are considered as such pursuant to the Food Law.

 Such provisions include, inter alia, a prohibition on any interference on the part of any supplier in any retailer’s determination of the consumer resale price that such retailer will collect on another suppliers’ merchandise, or the terms thereof; a prohibition on any retailers interfering in any way with a supplier, regarding what resale prices another retailer will charge for those products, or the terms thereof; a ban on suppliers transferring payments (in cash or cash equivalents) to a large retailer, other than by lowering the whole price per unit of a product, subject to certain exceptions; a prohibition on large suppliers on interfering in any way in the arrangement of products at a large retailer stores (except with certain large retailers or certain cases), interfering with a large retailer in the resale price per product collected by that retailer for that supplier’s products, the allocation of a large retailer of any share of sales space for that supplier’s products, the purchase of products provided by that supplier on any scale in proportion to the retailer’s purchase of the product or alternative products from other suppliers; and a prohibition on large suppliers on interfering in the purchase or sale of products provided to a retailer by another supplier, including quantities and purchase targets, sales space allocated to another supplier in stores and other commercial terms.

The second group of customers includes small retail supermarket chains of up to 15 stores, usually in a regional deployment. Such retailers that sell certain products regularly, usually considered a retailer according to the Food Law and accordingly the prohibitions above that apply to retailers in general (rather than to a large retailers) shall also apply to dealings with them.

Generally, the Company’s engagement with retail chains does not involve any kind of exclusivity, or other obligatory terms of operations. Prior to entering into an engagement with such customer, the Company check the customer’s financial stability and determines the scope of credit to assign to and the sureties to obtain from such customer. Small retail chains are generally requested to provide deferred checks as sureties, and some are requested to provide additional sureties, including promissory notes, personal guarantees and bank guarantees. In addition, the Company insures most of its small retail chains with credit insurance.

Generally, the Company’s engagement with retail chains does not involve any kind of exclusivity, or other obligatory terms of operations. Prior to entering into an engagement with such customer, the Company check the customer’s financial stability and determines the scope of credit to assign to and the sureties to obtain from such customer. Small retail chains are generally requested to provide deferred checks as sureties, and some are requested to provide additional sureties, including promissory notes, personal guarantees and bank guarantees. In addition, the Company insures most of its small retail chains with credit insurance.

The wholesale prices to small retail chains are determined in negotiations that occur frequently, usually on a monthly basis, owing to the lack of uniformity in the purchase terms for different products from different manufacturers, and to variable market conditions.

The Company's sales by customer group for the years ended December 31, 2025, 2024 and 2023 were as follows:

	Percentage of Total Sales Year Ended December 31
Customer Group	2025	2024	2023
Large retail supermarket chains	55%	53%	53%
Small supermarket chains	15%	15%	14%
Institutional market - wholesalers	9%	10%	10%
Private customers	8%	6%	6%
Institutional market - catering and restaurants	7%	7%	9%
Government customers	1%	3%	3%
Other customers	5%	6%	5%
	100%	100%	100%

The table below shows the Company's revenues from major groups of products that contributed 10% or more to the Company’s total revenues in the years 2023 to 2025:

	Year ended December 31,
	2025	2024	2023	2025
	NIS	NIS	NIS	US Dollars
Canned Vegetables Fruits and Pickles	110,255	104,027	86,212	34,563
Dairy and Dairy Substitute Products	213,480	209,974	212,728	66,608
Canned Fish	86,302	83,056	74,750	27,367
Cereals, rice and pastas	74,577	59,026	61,573	23,378
Oils	47,942	46,727	43,058	15,029
Other	78,049	72,985	64,941	24,467

The average aggregate receivable balance of the Company's customers with the Company in 2025 was NIS 182 million (USD 57.0 million) and the average time period within which our trade receivable was paid was 92 days.

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

With imported products, the Company generally holds an inventory of products which the Company believes to be sufficient to meet market requirements for a period of up to 70 days. Occasionally, the Company may take advantage of low-priced merchandise and purchase larger amounts than usual of a product with long shelf life. In those cases, the inventory may be sufficient to meet market requirements for more than 70 days. Products ordered by customers in full container loads are generally forwarded directly to the customers’ facilities without being stored in the Company’s facilities. The Company does not regularly maintain a significant backlog of orders from customers; orders received by customers are generally filled within one week. The Company’s inventory as of December 31, 2025 amounted to NIS 94.1 million (USD  29.5million) compared with NIS 98.2 million (USD 30.8 million) as of December 31, 2024.

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

Competition

The food distribution business in Israel is highly competitive with respect to imported, as well as locally manufactured, food products. The Company faces direct competition both from local manufacturers and from a number of importers of food products, and the food market in Israel is very price sensitive. The Company’s competitors include Shemen, Tomer, Taaman, Solbar and Y.T.V Foods Industries Ltd with respect to edible oils; Fodor (Starkist and Yona), Posidon and Williger of the Neto Group, Filtuna, and Shastowits with respect to fish products; Yachin-Zan laKol, Williger of the Neto Group, Sugat and Tomer with respect to canned fruit and vegetable products; Osem, Barila, Williger of the Neto Group, Taaman and Tomer with respect to pasta products; and Tnuva, Tara, Strauss, Seyman, and Gad Dairy with respect to dairy and dairy substitute products.

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

Intellectual Property Rights

The Company markets certain products under the trademark “Willi-Food”, which was approved for registration in Israel in May 1997 for certain uses relating to the food industry. In 2015, the trademark's validity was extended for an additional ten years.. The Company markets certain product under the trademark “Euro European Dairies”, which was approved for registration in Israel in September 2019.

 The Company also markets cheeses and cheese substitutes such as “Ha-Bulgaria”, which was registered in Israel in June 2009.

Other products marketed by the Company under their original brand names are “Completa”, “Wyke”, “Muratbey”, “Nobeleza Gaucha”, “Sera”, “Daawat”, “Zanetti”, “Ferro”, “Hahne”, “El Pastor”, “Valio”, “Italpizza” and “Kolios”.

The Company imports private label products for its costumers under their brand name (“Yochananof”,"Osher Ad", “Ramy Levy” and more).

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

Euro European Dairies Ltd.

Euro European Dairies was acquired in 2001 and is engaged in designing, developing and importing frozen and chilled food products for private and institutional customers. The products are distributed by the Company. Products are labeled in Hebrew, English, and in certain cases, Arabic and Russian. Euro European Dairies is working towards broadening the variety of products that it develops and distributes. The Company also engages in capital market investments.

D.          PROPERTY, PLANTS AND EQUIPMENT

The Company’s principal executive offices are situated at a logistics center in the northern industrial zone of Yavne, at 4 Nahal Harif St., Israel. The logistics center, which is owned by Company, is 8,526 square meters (approximately 92,000 square feet).

In addition to the current logistics center, the Company makes use of so-called “free” warehouse services. For such services, the Company is charged only for storage per container or pallet. The Company’s expenses for usage of free warehouses services were NIS 8,477 thousand (USD 2,657 thousand) for the year ended December 31, 2025 and NIS 5,012 thousand (USD 1,571 thousand) for the year ended December 31, 2024.

As of December 31, 2025, the Company owned 14 trucks. Eleven of them are capable of transporting refrigerated and frozen products.

In May 2023 the Company began the construction a new logistic center. The estimated start date of the new logistics center activity is expected to be in the fourth quarter of 2026. Once completed, the logistics center expansion will provide the Company with additional storage of approximately 11,000 cooled / frozen surfaces compared to 8,500 dry / cooled / frozen surfaces currently available to the Company. The estimated cost of the entire project is approximately NIS 125 million (NIS 28.2 million invested during 2025). Schedule and costs estimates may vary as a result of events beyond the Company’s control and changes in commercial terms.

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

A.          RESULTS OF OPERATIONS

The following table sets forth for the periods indicated the correlation (in percentages) between items from the Company’s statements of operations to its total sales for such periods:

	Year Ended December 31, 2025	Year Ended December 31, 2024
Revenues	610,605	575,795
Cost of Sales	435,781	414,461
Gross Profit	174,824	161,334
Selling Expenses	71,721	68,893
General and Administrative Expenses	28,767	26,165
Operating profit before other expenses (income)	74,336	66,276
Other expenses (Income)	(95)	11,402)
Operating profit	74,431	54,874
Financial Income, Net	42,156	37,808
Profit before taxes on income	116,587	92,682
Taxes on income	(26,156)	(22,367)
Net Income	90,431	70,315

Year Ended December 31, 2025 compared with Year Ended December 31, 2024

   Revenues for fiscal year 2025 increased by 6.0% to NIS 610.6 million (USD 191.4 million) from NIS 575.8 million (USD 180.5 million) recorded in fiscal year 2024. The increase was primarily due to an increase in inventory levels and improved product availability, which supported the growing demand for its products. The increase also reflects higher demand for the Company’s products.

   Gross profit for fiscal year 2025 increased by 8.4% to NIS 174.8 million (US$ 54.8 million), or 28.6% of revenues, from NIS 161.3 million (US$ 50.6 million), or 28.0% of revenues recorded in fiscal year 2024. The increases in gross profit and gross margins were due to the Company’s efforts to improve its commercial terms with its customers and suppliers, focus on selling a more profitable products portfolio and favorable exchange rates compared to 2024.

Selling expenses for fiscal year 2025 increased by 4.1% to NIS 71.7 million (US$ 22.4 million), or 11.7% of revenues, from NIS 68.9 million (US$ 21.6 million), or 12.0% of revenues recorded in fiscal year 2024. The increase was primarily due to employee compensation tied to the Company's sales performance, as well as an increase in transportation and other logistics costs.

General and administrative expenses for fiscal year 2025 increased by 9.9% to NIS 28.8 million (US$ 9.0 million), or 4.7% of revenues, from NIS 26.2 million (US$ 8.2 million), or 4.5% of revenues recorded in fiscal year 2024. The increase was primarily due to the provision for profit-based compensation to senior management resulting from the higher operating profit and the results of the share-based payment program.

Operating profit before other expenses (income) for fiscal year 2025 increased by 12.2% to NIS 74.4 million (US$ 23.3 million), or 12.2% of revenues, from NIS 66.3 million (US$ 20.8 million), or 11.5% of revenues, recorded in fiscal year 2024. The increase was primarily due to the increase in gross profit.

Other expenses for fiscal year 2025 were 0. Other expenses for the corresponding period in 2024 were NIS 11.6 million (US$ 3.5 million), primarily related to an agreement the Company reached with the Israel Competition Authority to pay an administrative fine.

Operating profit for fiscal year 2025 increased by 35.6% to NIS 74.4 million (US$ 23.3 million), or 12.2% of revenues, from NIS 54.9 million (US$ 17.2 million), or 9.5% of revenues, recorded in fiscal year 2024. This increase was primarily due to the increase in gross profit and a reduction in operating expenses compared to sales being offset by the administrative fine of NIS 11.6 million (US$ 3.6 million).

Financial income, net, for fiscal year 2025 totaled NIS 42.2 million (US$ 13.2 million), compared to NIS 37.8 million (US$ 11.8 million) recorded in fiscal year 2024. Financial income, net, for fiscal year 2025 was comprised mainly of the revaluation of the Company’s portfolio of securities in the amount of NIS 33.0 million (US$ 10.3 million) and interest and dividend income from the Company’s portfolio of securities in an amount of NIS 10.6 million (US$ 3.3 million).

Profit before taxes on income for fiscal year 2025 was NIS 116.6 million (US$ 36.6 million), compared to NIS 92.7 million (US$ 29.1 million) in fiscal year 2024.

Taxes on Income for fiscal year 2025 increased by 16.9% to NIS 26.2 million (USD 8.2 million) from NIS 22.4 million (USD 7.0 million) recorded in fiscal year 2024. For more information, see Note 10 (Taxes on income) of our financial statements for the year ended December 31, 2025 included in this Annual Report.

   Net profit for the year for fiscal year 2025 increased by 28.6% to NIS 90,431 thousand (USD 28,349 thousand), or NIS 6.49 (USD 2.04) per share from NIS 70,315 thousand (USD 19,282 thousand) or NIS 5.07 (USD 1.59) per share recorded in fiscal year 2024.

Year Ended December 31, 2025 compared with Year Ended December 31, 2024

This analysis can be found in Item 5 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

B.          LIQUIDITY AND CAPITAL RESOURCES.

The Company’s operations are funded mainly through its own equity and cash flows from its operating activities. In addition, the Company has unutilized bank credit lines.

As of December 31, 2025, cash and cash equivalents were NIS 124.2 million (USD 38.9 million), compared to NIS 122.9 million (USD 38.5 million) as of December 31, 2024.

As of December 31, 2025, financial assets at fair value through profit or loss were 124.6 million (USD 39.1 million), compared to NIS 123.2 million (USD 38.6 million) as of December 31, 2024.

Net cash provided by operating activities

During the fiscal year ended December 31, 2025, net cash from operating activities was approximately NIS 58.8 million (USD 18.4 million) compared to net cash from operating activities of NIS 42.9 million (USD 13.5 million) during the fiscal year ended December 31, 2024.   Net cash from operating activities during the fiscal year ended December 31, 2025 was driven by ongoing profit of the Company in the amount of NIS 90.4 million (USD 28.3 million) with net of working capital investments such as inventory and trade receivables in the amount of NIS 31.6 million (USD 9.9 million).

Net cash used in investing activities

During the fiscal year ended December 31, 2025 net cash used in investing activities was approximately NIS 4.1 million (USD 1.3 million) compared to net cash used in investing activities NIS 45.7 million (USD 14.3 million) in fiscal year ended December 31, 2024. The Company’s investing activities consist primarily of acquisition of property plant and equipment mainly from investing in the new logistic center and proceeds from sales of marketable securities.

Net cash used in financing activities

During the fiscal year ended December 31, 2025 net cash used to finance activities was approximately NIS 51.8 million (USD 16.2 million) compared to net cash used to financing activities of approximately NIS 12.3 million (USD 3.9 million) in fiscal year ended December 31, 2024. Financing activities in 2025 was primarily due to dividend distribution.

Cash requirements

The Company’s cash requirements, net, during the years ended December 31, 2025 and 2024 were met primarily through its working capital. As of December 31, 2025, the Company had working capital of NIS 480.6 million (USD 150.7 million) compared to working capital of NIS 463.9 million (USD 145.4 million) as of December 31, 2024. The Company believes that its working capital is sufficient for its present requirements.

Trade receivables

The Company’s trade receivable balance as of December 31, 2025 and 2024 was NIS 181.8 million (USD 57.0 million) and NIS 171.3 million (USD 53.7 million), respectively. The average time period within which our trade receivable was paid was 92 days in 2025 and 90 days in 2024.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The exchange rate of the U.S. Dollar was NIS 3.19 on December 31, 2025 compared to NIS 3.647 on December 31, 2024.

The annual rates of inflation in Israel during the year ended December 31, 2025 was 2.5% while during such period the revaluation of the NIS against the U.S. Dollar was approximately 2.5%

A revaluation of the NIS in relation to the U.S. Dollar has the effect of increasing the U.S. Dollar value of any assets of the Company which consist of NIS or receivables payable in NIS. Such a revaluation also has the effect of increasing the U.S. Dollar amount of any liabilities of the Company which are payable in NIS (unless such payables are linked to the Dollar). Conversely, any decrease in the value of the NIS in relation to the U.S. Dollar has the effect of decreasing the U.S. Dollar value of any linked NIS assets of the Company and the U.S. Dollar amount of any linked NIS liabilities of the Company.

The dollar cost of the Company’s operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by the devaluation of the NIS in relation to the U.S. Dollar.

Guarantees and Pledges

Other than letters of credit granted by the Company to some of its suppliers, the Company has no obligation or use credit lines to the banks or to other party. The outstanding amount of such letters of credit as of December 31, 2025 was approximately NIS 1.4 million (USD 0.4 million).

The Company provides bank guarantees which most of it for the purpose of securing its obligations to sell products at a subsidized price to the end consumer as part of the procedure for obtaining import quotas from the Ministry of Economy for various products, mainly cheeses. The total bank guarantee that the Company provided as of December 31, 2025 was NIS 11.4 million.

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

Recent years have seen a strengthening of private brands marketed by large supermarket chains. The marketing of these private brands strengthens competition; however, it also allows the Company to integrate into this market by marketing its products as private brands to the large supermarket chains.

In addition, various macro-economic factors impact the food industry, including the macro-economic environment in Israel, which includes the following:

Local activity – According to the Bank of Israel, GDP is expected to grow at the rate of 5.2% and 4.3% in the years 2026 and 2027, respectively. This growth is expected to be driven by accelerated private consumption, continued investment in assets and the recovery from the war.

Labor market activity – There was a decline in the unemployment rate from 3.1% at the end of 2024 to 3.0% at the end of 2025.

Inflation environment – The annual inflation rate in Israel in 2025 was 2.5%. Inflation expectations for longer terms (over two years) continue to be anchored in the target area. The Company's activity is exposed to risks arising from changes in the inflation rate. The Company did not enter into agreements and/or index-linked loans in 2025.

Fiscal policy – Against the background of the war, the deficit in the government budget decreased in 2025 and amounted to 4.7% of GDP compared to a rate of 7.7% of GDP in 2024. The deficit in the updated budget for 2026 is expected to be 3.9%of GDP and the debt-to-GDP ratio is expected to rise to 68.5% at the end of 2026, from a rate of about 68% on December 31, 2024.

Monetary policy – On November 24, 2025, the Bank of Israel lowered the interest rate to 4.25%. At the beginning of 2025, on January 5, 2025 the Monetary Committee lowered the interest rate to 4.0%.

In addition, the Company’s management is evaluating the financial stability of its customers by entering into agreements with companies for providing business data, examining bank accounts, conducting inquiries, and following negative publicity regarding its customers or other signs indicating financial difficulties.

E.          CRITICAL ACCOUNTING ESTIMATES AND INDICATE

N/A, as the Company prepared its financial statements under IFRS.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          DIRECTORS AND SENIOR MANAGEMENT

The directors, executive officers and key employees of the Company as of the date of this Annual Report are as follows:

Name	Age	Position with the Company
Joseph Williger	68	Director, and Chief Executive Officer
Zwi Williger	70	Director, Chairman of the Board
Yitschak Barabi	41	Chief Financial Officer
Ran Asulin	42	Chief Trade and Selling Officer
Shlomo Gold	65	Director
Ayelet Nir (1) (2)	55	External Director
Idan Ben-Shitrit (1) (2)	50	External Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

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

  Yitschak Barabi has served as Chief Financial Officer of the Company and Willi-Food since July 2019. On November 11, 2024 Mr. Yitschak Barabi was also appointed as acting Chief Executive Officer of Willi-Food Investments. Prior to his appointment and since May 2015, Mr. Barabi served other senior positions at the Company and at Willi-Food Investments, such as the Company’s Controller and Deputy CFO. Mr. Barabi is certified public accountant (Israel) and holds a BA (Accounting & Economic) from the Hebrew University of Jerusalem.

Ran Asulin has served as Chief Trade and Selling Officer of the Company since March 2019. Prior to his appointment as CSO, Mr. Asulin served at the Company on other senior positions since December 2010. Mr. Asulin is holding a BA in Business Administration from the college Law and Business in Ramat Gan.

Shlomo Gold has served as a director of the Company since November 2024 and is a manager at S. Neta Investments LTD. and has acted in development of real estate project in Poland and as a business and operational manager of construction project development and revenue-generating properties in several European countries. Mr. Gold served as CEO of New Horizon Group LTD., a public company traded in Tel Aviv Stock Exchange involved in initiating real estate projects in Europe and the United States. Mr. Gold earned his Bachelor of Arts (BA) in Statistics and Social Science from the Haifa University.

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

Ayelet Nir has served as an external director of the Company since November 2024 and chairwoman of the investment committee of a pension and provident fund company. In addition, Ms. Nir has acted in economic research, serving as the chief economist and head of research departments at two Israeli investment firms (IBI Investment House and Psagot Investment House). Ms. Nir holds a master’s degree in economics from Tel Aviv University and an investment marketing license from the Israel Securities Authority. On February 17, 2026, Ms. Nir notified the Company of her resignation as an external director, effective May 31, 2026. Ms. Nir’s resignation was for personal reasons and not as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

B.          COMPENSATION

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2025. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with management fees, salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2025, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exemption in accordance with applicable law and our articles of association.

Name and Principal Position	Salary (1)	Management Fees (2)	Bonus (3)	Options (4)	Total
		NIS thousands
Zwi Williger (4) Chairman of the Board	-	1,518	2,400	504	4,423
Joseph Williger (4) CEO and Former Co-Chairman of the Board	-	1,597	2,400	504	4,501
Yitschak Barabi Chief Financial Officer	805	-	250	208	1,263
Ran Asulin Chief Trade and Selling Officer	767	-	225	208	1,200
Kfir Kolp Chief Operation Officer	590	-	81	84	755

(1)	Includes car and mobile phone benefits.
(2)	Includes tax gross-up payments.
(3)
Represents annual bonuses granted to the Covered Executive based on formulas set forth in the Company’s compensation policy approved by shareholders in June 2021 and the agreements with each of the Covered Executives which was replaced by the compensation policy approved by shareholders in June 2025.

Terms of Service of Each of Mr. Zwi Williger and Mr. Joseph Williger

On February 27, 2025, our shareholders approved a new management services agreements pursuant to which Messrs. Yosef Williger and Zwi Williger are to serve as CEO of the company and chairmen of the Board of Directors, respectively. Our shareholders also approved new terms of service for each of Mr. Zwi Williger and Mr. Joseph Williger, commencing as of January 1, 2025 as follows:

(a)	Monthly service fees of NIS 108,300 (USD 33.9 thousand) (excluding VAT).

(b)	Profit Related Bonus - an annual bonus determined according to measurable quantitative criteria:

Payment of the Measurable Bonus will be subject to achieving an average of the minimum operating profit of the Company before bonuses during the last three (3) years (i.e., the year in which the bonus is granted and the previous two (2) years) (the “Bonuses” and "Average Operating Profit Before Bonuses", respectively) of at least NIS 40 million (USD 12.5 million) (the “Minimum Average Operating Profit before Bonuses”).

Subject to the Company's achieving or exceeding the Minimum Average Operating Profit before Bonuses, the Chairman/ CEO shall be entitled to receive a bonus in the following manners: (i) a Bonus of 2.5% of the Average Profit before taxes Before Bonuses for the amount exceeding above NIS 10 million (USD 3.1 million) and up to and including NIS 15 million (USD 4.7 million); (ii) a Bonus of 3% of the Average Profit before taxes Before Bonuses for the amount exceeding above NIS 15 million and up to and including NIS 25 million (USD 7.8 million); (iii) a Bonus of 4.15% of Average Profit before taxes Before Bonuses for the amount exceeding NIS 25 million and up to and including NIS 40 million (USD 12.5 million); (iv)  a Bonus of 5% of the Average Profit before taxes Before Bonuses for the amount exceeding above NIS 40 million and up to and including NIS 55 million (USD 17.2 million); and (v) a Bonus of 5.5% of the Average Profit before taxes Before Bonuses for any amount exceeding above NIS 55 million. The maximum annual Bonus to be paid to the Chairman / CEO will not exceed an amount of NIS 2.4 million (USD 752 thousand).

(c)
The Company will provide the Chairman/ CEO with use of a vehicle, the value of which shall not exceed NIS 400,000 (USD 125 thousand). The Company shall allow the Chairman/ CEO to use a vehicle exceeding the value of NIS 400,000, upon the Chairman's/ CEO 's request provided that the Chairman/ CEO will reimburse the Company with any amount exceeding NIS 400,000. The Company will cover all the operating expenses of the Company car (excluding fines), including grossing up the related tax. The Company estimates the annual amount of the Company car benefits in the total amount of NIS 300,000.

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

(e)
The Chairman/ CEO will be included in the D&O insurance policy available to the Company and its subsidiaries under the same terms as other officers of the Company, and he will be entitled to an exemption and indemnification letter, which is identical to the form of exemption and indemnification that was approved by the General Meeting of Shareholders on July 20, 2005 for all directors and officers of the Company. It is hereby clarified that the exemption will not be valid regarding apply to any decision or transaction of the Company, in which a controlling shareholder or other officer of the Company, (including a different officer than the officer that has been granted the exemption letter) has a personal interest.

On August 7, 2025, our shareholders approved a private placement of 100,000 non-tradable options exercisable into ordinary shares of G. Willi-Food (the “Options”) to each of Messrs. Zwi Williger and Joseph Williger. The principal terms of the Options are as follows:

1.	Exercise Price. The exercise price of each Option is NIS 54.95 per share.

2.	Vesting Period. The Options will vest over a period of three (3) years, such that one-third of the total Options granted will vest at the end of each year from the grant date.

3.	Exercise Period. Each vested tranche of Options may be exercised for a period of up to two (2) years from the applicable vesting date.

4.	Cashless Exercise. Messrs. Zvi Williger and Yosef Williger may, at their election, exercise the Options, in whole or in part, on a cashless basis.

5.
Adjustments. The Options will be subject to customary adjustments in the event of bonus share distributions, rights offerings, dividend distributions, share splits or reverse splits, and other structural changes.

6.
Termination of Employment or Engagement. In the event of termination of employment or engagement, only Options that have vested as of the termination date may be exercised. Options that have not vested as of the termination date will expire and become null and void and will not confer any rights on their holder. Options that have vested as of the termination date may be exercised for a period of up to sixty (60) days following the termination date or until the expiration date of such Options, whichever occurs earlier.

Terms of Office and Employment of Mr. Yitschak Barabi, Chief Financial Officer of the Company

Mr. Yitschak Barabi ("Mr. Barabi") has served as Acting Chief Executive Officer and the senior financial officer of Willi-Food investments since September 12, 2024, and as Chief Financial Officer of the Company since September 1, 2019.

Until May 31, 2025, Mr. Barabi was entitled to a monthly salary of NIS 40,000, a company car, mobile phone and standard social benefits customary in the group. Mr. Barabi was also entitled to an annual bonus based on the profit before taxes of G. Willi-Food, excluding bonuses, at a rate of 0.25% up to the operating profit target and 0.35% above such target, as determined annually by the Compensation Committee.

On June 24, 2025, the Board of Directors of the Company, following the approval of our Compensation Committee, approved an update to Mr. Barabi’s employment terms. Pursuant to such approval, Mr. Barabi’s monthly salary was increased to NIS 48,000, effective June 1, 2025, and will increase to NIS 55,000 commencing June 1, 2026. Mr. Barabi is entitled to full social benefits, including pension, severance and study fund contributions (7.5% employer contribution).

Mr. Barabi is also entitled to an annual bonus based on the operating profit of the Company for 2025, at a rate of 0.25% up to the operating profit target (excluding bonuses) and 0.35% above such target and up to the profit before taxes (excluding bonuses). The maximum annual bonus payable to Mr. Barabi will be NIS 250,000 for 2025 and NIS 275,000 commencing in 2026.

Mr. Barabi is entitled to a company vehicle or a monthly car allowance not exceeding NIS 8,000. He is also entitled to exemption, indemnification and coverage under the Company’s directors’ and officers’ liability insurance policy, as customary in the Company.

In addition, on May 28, 2025, the Board of Directors of the Company, following the approval of our Compensation Committee, approved the grant of 30,000 options to Mr. Barabi under terms similar to those granted to Mr. Zwi Williger and Mr. Joseph Williger as described above.

Terms of Office and Employment of Mr. Ran Asulin, Chief Trade and Selling Officer of the Company

Mr. Ran Asulin has served as Chief Trade and Selling Officer since April 1, 2021.

Until June 30, 2025, Mr. Asulin was entitled to a monthly salary of NIS 40,000, a company car, mobile phone and standard social benefits customary in the group. In addition, Mr. Asulin was entitled to a bonus based on the operating profit of the Company, excluding bonuses, at a rate of 0.25% up to the operating profit target and 0.35% above such target, as determined annually by our Compensation Committee.

On June 24, 2025, the Board of Directors of the Company, following the approval of our Compensation Committee, approved an update to Mr. Asulin’s employment terms. The principal terms of Mr. Asulin’s compensation are as follows:

(a) Monthly Salary (Gross)

1.	Mr. Asulin’s monthly salary was increased from NIS 40,000 to NIS 45,000, effective July 1, 2025.

2.	Commencing July 1, 2026, Mr. Asulin’s monthly salary will be increased to NIS 50,000 (gross).

3.	Mr. Asulin’s monthly salary includes full social benefits, including pension contributions, severance pay and a study fund (keren hishtalmut) contribution of 7.5% paid by the Company.

(b) Annual Bonus
Subject to achieving the operating profit target of G. Willi-Food for 2025, Mr. Asulin will be entitled to a bonus at a rate of 0.25% up to the operating profit target (excluding bonuses) and 0.35% above the operating profit target and up to the total operating profit (excluding bonuses). The maximum annual bonus payable to Mr. Asulin for 2025 will be NIS 200,000.

In addition, for 2025 it was agreed that if sales reach a target of NIS 600 million, Mr. Asulin will be entitled to an additional bonus of NIS 25,000, and if sales reach a target of NIS 620 million, Mr. Asulin will be entitled to an additional bonus of NIS 25,000, for a total additional bonus of up to NIS 50,000. It was further agreed that in each year a new sales target for bonus purposes will be determined at the discretion of the Chief Executive Officer.

(c) Exemption, Indemnification and Insurance
Mr. Asulin is entitled to exemption from liability, indemnification and inclusion in the Company’s directors’ and officers’ liability insurance policy, as customary in the Company.

On May 28, 2025, the Board of Directors of the Company, following the approval of our Compensation Committee, approved the grant of 30,000 options to Mr. Asulin under terms similar to those granted to Mr. Zwi Williger and Mr. Joseph Williger as described above.

Terms of Office and Employment of Mr. Kfir Kolp, Chief Operating Officer of the Company

Mr. Kfir Kolp (“Mr. Kolp”) has served as Chief Operating Officer of the Company since June 2, 2023. For 2025, Mr. Kolp was entitled to a monthly salary of NIS 36,750, a company car, mobile phone and standard social benefits customary in the group. Mr. Kolp is included in the Company’s directors’ and officers’ liability insurance policy and is entitled to exemption from liability and an indemnification undertaking from the Company, as customary in the Company and in G. Willi-Food Ltd.

In addition, Mr. Kolp is entitled to a bonus based on the Company’s operating profit before bonuses at a rate of 0.1% up to the operating profit target, as determined annually by the Compensation Committee. The terms of Mr. Kolp’s service and employment were approved by the Compensation Committee and the Board of Directors of G. Willi-Food.

On May 28, 2025, the Board of Directors of the Company, following the approval of our Compensation Committee, approved the grant of 15,000 options to Mr. Kolp under terms similar to those granted to Mr. Zwi Williger and Mr. Joseph Williger as described above.

Aggregate Compensation of Directors and Officers

The aggregate compensation paid by the Company to its directors and officers as a group for the fiscal year 2025 was approximately NIS 7.0 million (USD 2.2 million), excluding bonuses in an aggregate amount of approximately NIS 5.4 million (USD 1.7 million) paid to Messrs. Joseph and Zwi Williger and other officers. These amounts include all contingent or deferred compensation payable to directors or officers during fiscal year 2025. These amounts also include payments to non-executive directors in the aggregate amount of approximately NIS 0.3 million (USD 0.1 million) during fiscal year 2025.

Compensation Policy

Pursuant to the Companies Law, a compensation policy must be reviewed and re-approved every three years, whether or not it has been amended. The Company’s Compensation Policy was most recently approved by shareholders on August 7, 2025. The objective of the Compensation Policy is to achieve the goals and work plans of the Company, including its long-term best interests by: (i) creating a reasonable and appropriate set of incentives for the Company’s executives; (ii) providing the tools necessary for recruiting, motivating and retaining talented and skilled executives; (iii) putting an emphasis on performance based compensation; and (iv) creating proper balance between the various compensation components (such as fixed versus variable components and short-term versus long-term).

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

The External Directors of the Company are Mr. Idan Ben-Shitrit and Ms. Ayelet Nir. Mr. Ben-Shitrit was elected by the Company shareholders on August 7, 2025 to serve until August 1, 2027, and was determined by the Board to have “professional expertise” under the Israeli Companies law. Ms. Nir was elected by the Company shareholders on August 7, 2025, to serve for a period of three years, and was determined by the Board to have “financial and accounting expertise” under Israeli Companies Law. On February 17, 2026, Ms. Nir notified the Company of her resignation as an external director, effective May 31, 2026. Ms. Nir’s resignation was for personal reasons and not as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

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

Directors and officer's liability insurance policy

In accordance with the Israeli Companies Law, an agreement with a controlling shareholder, such as the Company's directors' and officers' liability insurance policy for its controlling shareholders, must be approved every three years by the Company’s Audit Committee or Compensation Committee (as the case may be), by the Board of Directors and by a special majority of the Company shareholders, unless it is approved in accordance with Article 1B(5) or 1B1 of the Israeli Companies Regulations (Relief with Respect to Transactions with Interested Parties), 5760-2000 (the “Relief Regulations”)..

The company decided not to renew the insurance policy for directors and officers for the years 2025-2026.

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

Compensation. The Israeli Companies Law requires that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. Similarly, the terms of service and engagement of any officer other than the CEO must receive the approval of the compensation committee and board of directors. However, shareholder approval is only required if the compensation of such officer other than the CEO is not in accordance with the compensation policy. This compensation policy is required to take into account, among other things, providing proper incentives to directors and officers, taking into account the risk management of the Company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director. Following the approval of the Compensation Committee and Board, a newly revised Compensation Policy was approved by the Company shareholders on August 7, 2025, for a period of three years. For more information on the Company's Compensation Policy, see "Item 6. Directors, Senior Management and Employees – B. Compensation". In accordance with the Israeli Companies Law the compensation policy must be re-approved every three years, in the manner described above. The Compensation Committee is responsible for reviewing from time to time the compensation policy and determining whether or not there are circumstances that require adjustments to the current compensation policy.

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

D.          EMPLOYEES

As of December 31, 2025, the Company, including its subsidiaries, employed a total of 202 persons all of them are located in Israel, 6 of whom were in management, 45 of whom were in accounting and importing positions, 42 of whom were involved in the Company’s sales and marketing departments and 109 of whom were employed in logistics networks (warehousing and transportation).

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

2022 Share Award Plan

On May 3, 2022, the Company’s Board of Directors adopted an option plan for Company officers and owners (the “Option Plan”). The Option Plan is intended to advance the interests of the Company and its shareholders by attracting and retaining the best available personnel for positions of substantial responsibility, providing additional incentive to the officers and promoting a close identity of interests between those individuals and the Company and/or its Affiliate.

The number of shares that may be issued under the Option Plan is subject to adjustment if particular capital changes affect our share capital or such other number as our board of directors may determine from time to time. If an award expires or becomes non-exercisable without having been exercised in full, the non-purchased shares which were subject thereto shall, unless the Option Plan shall have been terminated, become available for grant or sale under the Option Plan. Shares issued under the Option Plan and later repurchased by the Company pursuant to any repurchase right which the Company may have, shall be available for future grant under the Option Plan. As of March 23, 2026, we had an aggregate of 275,000 options outstanding under the Plan, and 261,000 ordinary shares available for future issuance under the Plan.

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

The following table shows the beneficial ownership of ordinary shares as of March 23, 2026 by:

•	each person known by the Company to beneficially own more than 5% of the outstanding shares of ordinary shares;

•	each of the Company’s named executive officers and directors; and

•	all of the Company’s named executive officers and directors as a group.

Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of March 23, 2026 through the exercise of any option, conversion or any other right. As of March 23, 2026, there were 13,930,310 ordinary shares outstanding.

The business address of Willi-Food Investments Ltd. is 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106, Israel.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi-Food Investments Ltd. (1)	8,200,542	58.8%
Joseph and Zwi Williger (1)	173,739	1.25%
Yitchak Barabi	3,000	0.01%

(1)
As of the date hereof, ZW directly owns though a wholly-owned company 173,739 Ordinary Shares. JW and ZW together own 100% of B.S.D shares and each be deemed to beneficially own 8,200,542 Ordinary Shares held directly by WIL, and 173,739 Ordinary Shares held directly by ZW), or approximately 60.22% of the outstanding Ordinary Shares. Thus, as of the date hereof, each of JW and ZW may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares The business address of Joseph Williger is Kaplan St., Herzliya 4674311, Israel, and the business address of Zwi Williger, 7 Hashikma St., Savion, Israel.

Holdings by U.S. Shareholders

As of March 23, 2026, nine U.S. record holder held in the aggregate 75.6% of our ordinary shares.

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

The Company has called a meeting of the shareholders for March 24, 2026. One of the items on the agenda of the meeting is the approval of the extension of the management services agreement between the companies for an additional three-year period commencing on January 1, 2026.

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

Legal Proceedings

On November 4, 2018, G. Willi-Food Ltd. filed a lawsuit in the amount of NIS 4,183,208 against the Company’s former controlling shareholder, Gregory Gurtovoy (“Mr. Gurtovoy”), and against five former directors and senior officers of the Company – Israel Joseph Schneerson, Pavel Buber, Iram Ephraim Graiver, Ilan Menachem Admon and Zalman Vigler (together, the “Defendants”). According to the Company, the Defendants conspired to cause the use of millions of NIS of the Company funds as collaterals to loans extended to foreign private companies related to the Company’s controlling shareholders on dates which are relevant to the lawsuit without obtaining the required approvals from the Company’s directors and without issuing the required report to Company’s shareholders.

As of the date of this report, the proceedings in this case have been concluded with respect to all of the Defendants except for Iram Graiver.

On July 23, 2017, Mr. Iram Graiver, former CEO of the Company and Willi-Food (hereinafter - “Mr. Graiver”) filed a lawsuit to the Regional Labor Court in Tel Aviv Jaffa (hereinafter - “the Labor Court”) claiming payment of social rights and different compensations at the total amount of NIS 2,377,305. On November 26, 2017, the Company filed a statement of defense.

On July 27, 2017, the Company filed a lawsuit against Mr. Graiver for the return of funds allegedly taken unlawfully, totaling NIS 1,694,325. According to the Company, Mr. Graiver acted in breach of his fiduciary duty and contrary to the mandatory provisions of the Companies Law, which require approval from the general shareholders' meeting (which was not obtained) for payments he took from the Company.

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

On October 20, 2024, a petition was filed with the High Court of Justice.

On February 16, 2026, a hearing on the petition was held, and on February 17, 2026, the court ruled that Mr. Graiver is required to reimburse the Company 20% of the reasonable salary amount, as determined in the judgment of the National Labor Court.

              On June 24, 2020, a lawsuit and request for approval as a representative was submitted to the Central District Court of Israel against the Company, Euro Dairy Europe Ltd. and another respondent. According to the applicant, the Company marketed a number of products with misleading labeling and contrary to the provisions of the law and the relevant standards On April 22, 2025, the court approved the certification of the class action lawsuit on the grounds of misrepresentation. In November 2025, a settlement agreement was submitted to the court for approval, pursuant to which G. Willi‑Food will donate products with a total value of NIS 230,000 to various nonprofit organizations.

             A lawsuit and a motion to approve it as class action was filed on August 2, 2021, against the Company and another five respondents to the District Court. The applicant claimed that the Company marketed several products with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered financial damages in amount of NIS 100 million and non-financial damages in amount of NIS 378 million. On December 25, 2025, a withdrawal settlement was approved, pursuant to which the Company undertook to present tests of the products that are the subject of the claim, confirming that they are consistent with the manufacturer’s declarations. The claim was dismissed.

A lawsuit and a motion to approve it as class action was filed on November 8, 2021, against the Company to the District Court. The applicant claimed that the Company marketed a product with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered damages in amount of NIS 57 million. A response was submitted on February 9, 2022. On November 14, 2022, a pre-trial hearing was held, at the end of which it was decided that the parties must reach agreements by December 15, 2022. On January 24, 2023, an agreed notification was submitted according to which the parties were unable to reach an agreement. On September 14, 2023 another pre-trial hearing was held. Summaries on behalf of the applicant were submitted on December 27, 2023. Response summaries have been submitted, awaiting a decision on the approval request. On December 3, 2024 the District Court approved the lawsuit as class action. The District Court ruled in its decision that at the certification request stage, there is no need to determine the extent of damages, and that this issue should be clarified in the second phase of managing the claim. The District Court determined that there are grounds to examine the petitioner's claim that he and the group members suffered damages in the amount of the difference between the price paid and the price they would have paid for purchasing another comparable product. According to the petitioner, the price of the Company's product was higher than that of another comparable product, while the Company argues that the product subject to the claim was sold at lower prices than competing products and therefore no damage was caused. The District Court also ruled that there are grounds to examine the question of non-monetary damages caused by the inability to compare between the product subject to the claim and competing products. The Company maintains its argument that this was a good faith mistake and that no damage was caused to the consumer, and in the proceedings, it will prove that the product was imported in relatively small quantities during a limited period only. The case was scheduled for the submission of affidavits of primary testimony, followed by a pre‑trial hearing, on July 15, 2026.

On February 20, 2023, the Company's subsidiary Euro European Dairies received from the Ashdod Customs House, a notice of a charge for a deficit of NIS 1.75 million, which includes interest and fine. In the letter of demand, it is claimed that the Company had imported soft cheeses in a saltwater solution and paid duty only for the weight of the cheese without the weight of the salt water solution. According to the customs house, customs must also be paid for the saltwater solution. After the customs house rejected the appeal that the Company filed on the debit notices, the Company paid the debt in the debit notices and submitted a lawsuit to the Magistrate's Court in Petah Tikva to cancel the notices and to recover the amounts paid by it plus interest and linkage. The court pointed out difficulties in each party's position and suggested transferring the case to mediation. The Company agreed, but the Customs House rejected the proposal. On March 24, 2025, an additional hearing was held, during which the court approved the request for expert testimony and again recommended referring the matter to mediation. On April 8, 2025 the Customs Authority announced that it refuses to engage in mediation. An evidentiary hearing in the case was held on November 23, 2025. At the conclusion of the hearing, the defendant announced that it does not accept the court’s recommendation to refer the matter to mediation. Accordingly, the court set a hearing for an attempt to resolve the dispute on May 10, 2026. At this preliminary stage, it is difficult to assess the prospects of the application and the claim.

              On February 11, 2026, a claim and a motion for its approval as a class action were filed with the Central District Court against G. Willi‑Food. According to the allegations set forth in the motion for approval, the Company marketed a product bearing misleading labeling, contrary to the provisions of the law and the relevant standards. As alleged in the motion for approval, the amount of the individual claim is NIS 2,580, while the total amount of the claim was estimated, at this stage, at more than NIS 2.5 million, in respect of the aggregate damage allegedly caused to the members of the represented class. At this preliminary stage, it is not possible to assess the likelihood of the motion being approved or the extent of the exposure arising therefrom

             On February 14, 2024, the Company received a notification letter from the Competition Authority, according to which the authority is considering filing an indictment against the Company, subject to a hearing, on the grounds of the suspicions listed in the "Letter of Suspicions". In addition, a similar message was further delivered to the chairman of the board of directors of the Company, Mr. Zwi Williger. On April 17, 2024, a hearing was held regarding the aforementioned matter, in which the company and Mr. Williger presented their arguments before the Competition Authority. On November 19, 2025, the Company received a notice from the Competition Authority regarding the closure of the investigation file against the Company. In addition, a notice in identical wording regarding the closure of the investigation file against him was also delivered to Mr. Zvi Williger.

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

B.          MEMORANDUM AND ARTICLES OF ASSOCIATION

Purposes and Objects of the Company

We are an Israeli public company registered under the Companies Law as G. Willi-Food International Ltd.; registration number 52-004320-9.

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

The Powers of Directors

The powers of a Director to vote on a proposal, arrangement or contract in which such Director is materially interested is limited by the relevant provisions of the Companies Law. In addition, the power of the Directors to vote compensation to themselves or any members of their body requires the approval of the Compensation Committee, the Board of Directors and, unless approved in accordance with the Relief Regulations, the shareholders at a general meeting. Compensation and indemnification of expenses of External Directors must be in accordance with the applicable provisions of the Companies Law.

The Companies Law and our Articles of Association require that a director or Office Holder promptly disclose, either at a board meeting or by way of a general notice, any personal interest that he or she may have, and all related material information know to him or her in connection with any existing or proposed transaction by the Company. In addition, if the transaction is an extraordinary transaction (as defined in the Companies Law), the member of the Board of Directors or Office Holder, must also disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing.

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

The Articles of Association provide that the Board of Directors, subject to the Companies Law, may, at its discretion from time to time in accordance with the needs of the Company, make decisions to borrow and/or obtain credit facilities in any amount and to secure the repayment thereof either by mortgage, charge or other security on the Company’s undertakings or on its property, in whole or in part (both existing and future) including the share capital of the company which is, at the time, uncalled.

Subject to applicable provisions of the Companies Law regarding matters that the Board of Directors may not delegate to a committee or matters for which a committee may only make recommendation to the Board of Directors, the Board of Directors may delegate its powers to committees consisting of at least three (3) Directors, including at least one External Director. A resolution passed or an action taken by a directors’ committee has the same validity as a resolution passed or an action taken by the Board of Directors, unless otherwise specifically expressed in the resolution of the Board of Directors that established said committee.

Rights Attached to Shares

The Company is authorized to issue 49,893,520 Ordinary Shares, par value NIS 0.10 and 106,480 Preferred Shares, par value NIS 0.10, each ranking pari passu. The Company may alter the share capital of the Company in accordance with the provisions of the Companies Law and the Articles of Association. The rights attached to the Company’s shares are as follows:

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

Voting Rights

Holders of Ordinary Shares of the Company have the right to receive notices of general meetings of the Company, to be present, and to participate and vote therein. Each holder of Ordinary Shares in the Company has the right to one vote per share in the general meetings of the Company on all matters submitted to a vote of shareholders. A shareholder may vote in person, via proxy, or by means of a written form (“Voting Instrument”) described in the Articles of Association. Any resolution of the Company in a general meeting shall be deemed duly passed if passed by a simple majority of registered shareholders present and voting, unless a different majority is required by the Companies Law or the Articles of Association.

Under the Articles of Association, the Directors (who are not External Directors) are elected annually by the shareholders at the annual meeting. Such directors hold office until the conclusion of the next annual meeting or until their earlier removal or resignation. In addition, at least two (2) External Directors who comply with the qualifications described in the Companies Law must serve on the Board of Directors. External Directors are appointed by a majority vote at a general meeting, provided that: (i) the majority vote includes at least a majority of the shares of non-controlling shareholders who do not have a personal interest in the appointment (excluding a personal interest not resulting from the shareholder's relation with the controlling shareholder), as described in the Companies Law, voted at the meeting, with abstentions not taken into consideration in calculating the total number of the non-controlling shareholders, and (ii) the total number of shares of such non-controlling shareholders referred to in clause (1) voting against the resolution appointing an External Director is not more than two percent (2%) of the overall voting rights in the Company. External Directors are appointed for a term of three (3) years and their office may be extended by a resolution of the general meeting passed by special majority as mentioned above, for an additional three (3) years terms. An External Director may be removed from office only in accordance with the relevant provisions of the Companies Law.

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

Annual and Special Meetings

The Board of Directors must convene an annual meeting at least once every calendar year, within fifteen months of the preceding general meeting, at a place prescribed by the board so long as it is in the State of Israel. Notices to shareholders regarding the convening of a general meeting are to be published per the Articles of Association and subject to the provisions of the Companies Law.

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

Changes in the Company’s Capital

Changes in the capital of the Company are subject to the approval by ordinary majority of the shareholders at a general meeting, Shareholders may resolve to increase the authorized share capital; consolidate our share capital and divide it into shares of greater value than existing shares; divide existing shares into shares of lesser value; cancel any authorized share capital which has not yet been allotted (provided there is no undertaking to allot such share capital); or reduce the capital by way of a distribution if such distribution has been approved, in accordance with the relevant provisions of the Companies Law. If the shareholders resolve to increase the share capital, the new shares will be subject to the same provisions applicable to the shares of the original capital.

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

The table below details the sensitivity analysis in respect to exposure relating to exchange rate risk:

	Gain (loss) from exchange rate change NIS thousands		Fair net NIS thousands	Gain (loss) from exchange rate change NIS thousands
Change in exchange rate USD	10% (1,742)	5% (871)	17,418	5% 871	10% 1,742
Change in exchange rate EURO	10% 494	5% 247	(4,935)	5% (247)	10% (494)

Credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivable. Despite the Company's large number of clients (181,762) a major and significant part of its sales are made to only a limited number of customers (mainly in large retail supermarket chains). The Company generally does not require and does not receive collateral from those major customers. However, it does require and receive collateral from most of the remainder of its clients to ensure security of collecting payments. The Company maintains an allowance for doubtful debts, based upon factors surrounding the credit risk of specific customers, historical trends and other information which management believes adequately covers all anticipated losses in respect of trade receivable. There can be no assurance that this allowance will be adequate. In the event that any of the Company's major clients' defaults on its payment obligations to us, the Company will not possess sufficient collateral to collect the entire debt. The Company strives to minimize the credit risks by constantly reviewing the credit it extends to customers versus the collateral it receives. As a result, the Company has ceased selling products to certain customers and considerably reduced sales to other customers, and may continue to do so in the future.

Interest rate risk: The Company invests part of its cash reserves in instruments that bear fixed interest rate. The Company, as part of its investing policy, invests part of its cash reserves in bonds and convertible debentures that bears fixed interest rate; as a result, the Company is espoused to changes in interest rates.

The table below details the sensitivity analysis in respect to exposure relating to investments in instruments with fix interest rates:

	Gain (loss) from interest change NIS thousands		Fair value NIS thousands	Gain (loss) from interest change NIS thousands
Change in Interest as % of interest rate	10%	5%		5%	10%
Increase\decrease in financial Income	(5,650)	(2,825)	56,496	2,825	5,650

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a)          Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules13a-15© and 15d-15(e) under the Securities Exchange Act of 1934, as amended). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2025. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective.

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

Our management (with the participation of the CEO and CFO) assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In conducting its assessment of internal control over financial reporting, management used the criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2025.

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

(d)          Changes in Internal Control over Financial Reporting.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for professional services and other services rendered by BDO Ziv Haft (“BDO”), the Company’s independent public accounting firm, in each of 2025 and 2024. BDO’s address is 48 Menachem Begin Rd. Tel-Aviv.

	NIS 2025	USD 2025	NIS 2024	USD 2024
Audit Fees and Tax Fees (1)(2)	400,000	125,392	400,000	125,392
All Other Fees (3)	-	-	-	-
TOTAL	400,000	125,392	400,000	125,392

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

(3) All Other Fees include attestation services.

During fiscal year 2025, the external auditor did not perform any additional services, other than auditing and tax services.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted an insider trading policy governing all transactions the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is filed as exhibit to this Annual Report.

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

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.  EXHIBITS

Exhibit Number	Description
†1.1	Memorandum of Association of the Company, as amended (1)
1.2	Articles of Association of the Company, as amended on March 20, 2014 (2)
2.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (3)
†4.1	Transfer Agreement between the Company and Euro European Dairies Ltd. (Former: "Gold Frost Ltd.") dated February 16, 2006 (4)
†4.2	Lease agreement for Logistics Center between the Company and Euro European Dairies Ltd. (Former: "Gold Frost Ltd.") dated February 16, 2006 (5)
4.3	Compensation Policy (6)
4.5	G. Willi-Food International Ltd. 2022 Share Option Plan (7)
4.6	Management Services Agreement between G. Willi-Food International Ltd. and Zvi V. & Co. Company Ltd., dated February 27, 2025 (8)
4.7	Management Services Agreement between G. Willi-Food International Ltd. and Yossi Willi Management and Investment Ltd., dated February 27, 2025 (9)
8.1	Subsidiaries of the Company (10)
11.1	Insider Trading Policy (*)
12.1	Certification of principal executive officer of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
12.2	Certification of principal financial officer of the Company pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
13.1	Certification of principal executive officer of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
13.2	Certification of principal financial officer of the Company pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
15.1	Consent of Independent Registered Public Accounting Firm (*)
97.1	G. Willi Food International Ltd. Policy for Recovery of Erroneously Awarded Compensation (11)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.INS	XBRL Instance Document

†	Informal English translations from Hebrew original.
(1)	Incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.
(2)	Incorporated by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.
(3)	Incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.
(4)	Incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(5)	Incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
(6)	Incorporated by reference to Annex A to Exhibit 99.1 to the Form 6-K disseminated with the Securities and Exchange Commission, dated July 2, 2025.
(7)	Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8, File No. 333-266312.
(8)	Incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024.
(9)	Incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024.
(10)	Incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.
(11)	Incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.
(*)	Filed Herewith

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD. By: /s/ Joseph Williger Joseph Williger Chief Executive Officer

Date: March 24, 2026

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
 AS OF DECEMBER 31, 2025

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2025

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of
G. Willi-Food International Ltd.
Yavne, Israel

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of G. Willi-Food International Ltd (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting standards as issued by the International Accounting Standards Board.

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

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr)
BDO Member Firm

Tel Aviv, Israel
March 24, 2026

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		December 31,
	Note	2 0 2 5	2 0 2 4	2 0 2 5 (*)
		NIS	NIS	US Dollars (in thousands)

Assets

Current assets
Cash and cash equivalents	12	124,158	122,938	38,921
Financial assets at fair value through profit or loss	3	124,591	123,189	39,057
Trade receivables, Net	13	181,762	171,331	56,979
Other receivables and prepaid expenses	14	2,244	7,384	703
Inventories, Net	15	94,074	98,234	29,490
Current tax assets	10	1,585	744	497
Total current assets		528,414	523,820	165,647

Non-current assets
Property, plant, and equipment		201,692	168,217	63,226
Less -accumulated depreciation		63,468	58,349	19,896
Property, plant, and equipment, net	16	138,224	109,868	43,330

Right of use assets, net	17	4,562	4,814	1,430
Financial assets at fair value through profit or loss	3	49,067	47,842	15,381
Goodwill		36	36	11
Total non-current assets		191,889	162,560	60,152

Total assets		720,303	686,380	225,799

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)
(Cont.)

		December 31,
	Note	2 0 2 5	2 0 2 4	2 0 2 5 (*)
		NIS	NIS	US Dollars (in thousands)
Equity and liabilities

Current liabilities
Current maturities of lease liabilities	17	2,191	2,179	687
Trade payables	19	23,291	28,203	7,301
Employees Benefits	20	4,861	4,532	1,524
Other payables and accrued expenses	21	17,438	25,015	5,466
Total current liabilities		47,781	59,929	14,978

Non-current liabilities
Lease liabilities	17	2,739	2,521	859
Deferred taxes	10	13,331	9,888	4,179
Retirement benefit obligation	20, 23	1,361	1,102	427
Total non-current liabilities		17,431	13,511	5,465

Shareholders' equity
Share capital	22	1,492	1,491	467
Additional paid in capital		174,700	173,062	54,765
Re-measurement of the net liability in respect of defined benefit		(256)	(256)	(81)
Capital fund		247	247	77
Retained earnings		479,536	439,024	150,325
Treasury shares		(628)	(628)	(197)
Total equity		655,091	612,940	205,356

Total equity and liabilities		720,303	686,380	225,799

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

The financial statements were approved by the board of directors of the company on March 24, 2026.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF INCOME
(NIS in thousands)

		Year ended December 31,
	Note	2 0 2 5	2 0 2 4	2 0 2 3	2 0 2 5 (*)
		NIS	NIS	NIS	US Dollars (in thousands)

Sales	4	610,605	575,795	543,262	191,412
Cost of sales	5	435,781	414,461	422,695	136,609
Gross profit		174,824	161,334	120,567	54,803

Operating costs and expenses
Selling expenses	6	71,721	68,893	74,216	22,483
General and administrative expenses	7	28,767	26,165	26,110	9,018

Operating profit before other expenses (income)		74,336	66,276	20,241	23,302

Other expenses (Income)	26	(95)	11,402	(109)	(31)

Operating profit		74,431	54,874	20,350	23,333

Finance Income	9	44,784	39,741	20,363	14,039
Finance expenses	9	2,628	1,933	1,521	824
Finance Income, net		42,156	37,808	18,842	13,215

Profit before taxes on Income		116,587	92,682	39,192	36,548
Taxes on Income	10	26,156	22,367	7,536	8,199

Net Income		90,431	70,315	31,656	28,349

Earnings per share:
Basic earnings per share		6.50	5.07	2.28	2.04
Diluted earnings per share	11	6.50	5.07	2.28	2.04

Weighted average number of Shares used in computation of basic EPS		13,906,412	13,874,334	13,867,017	13,906,412
Weighted average number of Shares used in computation of diluted EPS		13,913,507	13,874,334	13,867,017	13,913,507

(*) Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3	2 0 2 5 (*)
	NIS	NIS	NIS	US Dollars (in thousands)

Net Income	90,431	70,315	31,656	28,349

Other comprehensive Income (Expenses)

Re-measurement of net liabilities with respect to a defined benefit which will not be classified in the future as profit or loss, net of tax	-	(102)	41	-

Other comprehensive Income (Expenses) for the year	-	(102)	41	-

Total comprehensive Income for the year	90,431	70,213	31,697	28,349

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Additional paid in capital	Re-Measurement of the net liability in respect of defined benefit	Capital fund	Retained earnings	Treasury shares	Total shareholders' equity

Balance – January 1, 2023	1,490	171,550	(195)	247	386,980	(628)	559,444
Profit for the year	-	-	-	-	31,656	-	31,656
Measurement of the net liability in respect of defined benefit	-	-	41	-	-	-	41
Total comprehensive Income for the year	-	-	41	-	31,656	-	31,697
Share based payment	-	1,039	-	-	-	-	1,039
Dividend distribution	-	-	-	-	(39,945)	-	(39,945)
Balance – December 31, 2023	1,490	172,589	(154)	247	378,691	(628)	552,235
Profit for the year	-	-	-	-	70,315	-	70,315
Measurement of the net liability in respect of defined benefit	-	-	(102)	-	-	-	(102)
Total comprehensive Income for the year	-	-	(102)	-	70,315	-	70,213
Share based payment	-	473	-	-	-	-	473
Conversion of share based payment options	1	-	-	-	-	-	1
Dividend distribution	-	-	-	-	(9,982)	-	(9,982)
Balance – December 31, 2024	1,491	173,062	(256)	247	439,024	(628)	612,940
Profit for the year	-	-	-	-	90,431	-	90,431
Measurement of the net liability in respect of defined benefit	-	-	-	-	-	-	-
Total comprehensive Income for the year	-	-	-	-	90,431	-	90,431
Share based payment	-	1,639	-	-	-	-	1,639
Conversion of share based payment options	1	(1)	-	-	-	-	-
Dividend distribution	-	-	-	-	(49,919)	-	(49,919)
Balance – December 31, 2025	1,492	174,700	(256)	247	479,536	(628)	655,091

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3	2 0 2 5 (*)
	NIS	NIS	NIS	US Dollars (in thousands)

CASH FLOWS – OPERATING ACTIVITIES
Profit from continuing operations	90,431	70,315	31,656	28,349
Adjustments to reconcile net profit to net cash provided (used in) continuing operating activities (Appendix A)	(31,630)	(27,342)	2,052	(9,916)

Net cash from operating activities	58,801	42,973	33,708	18,433

Cash flows – investing activities
Acquisition of property plant and equipment	(5,801)	(5,414)	(4,605)	(1,818)
Acquisition of property plant and equipment under construction	(28,172)	(43,332)	(18,941)	(8,833)
Proceeds from sale of property plant and Equipment	95	552	208	31
Proceeds from sale (purchase) of marketable securities, net	29,750	2,482	18,166	9,326

Net cash used in investing activities	(4,128)	(45,712)	(5,172)	(1,294)

Cash flows – financing activities
Lease liability payments	(1,879)	(2,322)	(2,408)	(589)
Dividend distribution	(49,919)	(9,982)	(39,945)	(15,649)

Net cash used in financing activities	(51,798)	(12,304)	(42,353)	(16,238)
Increase (decrease) in cash and cash equivalents	2,875	(15,043)	(13,817)	901
Cash and cash equivalents at the beginning of the financial year	122,938	137,466	150,607	38,539
Exchange gains (losses) on cash and cash equivalents	(1,655)	515	676	(519)
Cash and cash equivalents of the end of the financial year	124,158	122,938	137,466	38,921

(*)          Convenience Translation into US Dollars.

The accompanying notes are an integral part of the financial statements.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX A TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3	2 0 2 5 (*)
	NIS	NIS	NIS	US Dollars (in thousands)
Cash flows from/ (used in) operating activities

A. Adjustments to reconcile net profit to net cash from operating activities

Increase in deferred income taxes	3,443	5,020	670	1,079
Unrealized gain on marketable securities	(32,377)	(25,207)	(5,597)	(10,150)
Depreciation and amortization	5,617	(**) 5,177	(**) 4,546	1,761
Depreciation expense on right-to-use assets	2,361	(**) 2,125	(**) 2,404	740
Capital gain on disposal of property plant and equipment	(95)	(263)	(109)	(31)
Exchange losses (gains) on cash and cash equivalents	1,655	(515)	(676)	519
Share based payment	1,639	473	1,039	514

Changes in assets and liabilities:
Decrease in trade receivables and other receivables	17,212	18,047	7,527	5,396
Decrease (Increase) in inventories	4,160	(35,759)	9,454	1,304
Increase (decrease) in trade payables, other payables and other current liabilities	(11,901)	21,026	(3,547)	(3,730)

Cash generated from operations	(8,286)	(9,876)	15,711	(2,598)

Income tax paid	(23,344)	(17,466)	(13,659)	(7,318)

Net cash provided by (used in) operating activities	(31,630)	(27,342)	2,052	(9,916)

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

The Company is an Israeli-based company specializing in high-quality, great-tasting kosher food products. The Company is engaged, directly and through subsidiaries, in the design, import, marketing and distribution of a wide variety of over 650 food products worldwide. In the three years that ended on December 31, 2025, substantially all our revenue was generated in Israel, with less than 1% of our revenue resulting from exports outside Israel.

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

As of March, 24, 2026, the Company’s principal shareholder, Willi-Food Investments Ltd, held approximately 58.8% of our ordinary shares.

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out in note 27. The policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements are presented in New Israeli Shekels (NIS), which is also the Company functional currency.

The translation from New Israeli Shekels (NIS) into U.S. dollars was made at the exchange rate as of December 31, 2025, on which USD 1.00 equaled NIS 3.190 The use of USD is solely for the convenience of the reader.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 1 – Basis of preparation (continued)

Changes in accounting policies

A. New standards, interpretations and amendments adopted from 1 January, 2025:

The following amendments are effective for the period beginning 1 January 2025:

- Lack of exchangeability (Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates).

On 15 August 2023, the IASB issued Lack of Exchangeability which amended IAS 21 The Effects of Changes in Foreign Exchange Rates (the Amendments). The Amendments introduce requirements to assess when a currency is exchangeable into another currency and when it is not. The Amendments require an entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency.

These amendments had no effect on the consolidated financial statements of the Company.

The following illustrative examples have been issued during 2025 with no effective date:

- Illustrative examples on reporting uncertainties in financial statements.

On 28 November 2025, the IASB issued Disclosures about Uncertainties in the Financial Statements – Illustrative examples, which amended multiple IFRS Accounting Standards to include illustrative examples demonstrating how companies can apply IFRS Accounting Standards when reporting the effects of uncertainties in their financial statements. The illustrative examples are accompanying materials to IFRS Accounting Standards and do not have an effective date. The IASB had issued a near-final staff draft of the illustrative examples in July 2025. The Company has considered these illustrative examples in its preparation of the consolidated financial statements and no additional disclosures or changes in presentation were considered necessary.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 1 – Basis of preparation (continued)

Changes in accounting policies (continued)
B. New standards, interpretations and amendments not yet effective
There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Company has decided not to adopt early.

The following standards and amendments are effective for the annual reporting period beginning 1 January 2027:

- IFRS 18 Presentation and Disclosure in Financial Statements
- IFRS 19 Subsidiaries without Public Accountability: Disclosures.

The Company is currently assessing the effect of these new accounting standards and amendments.

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

The Company does not expect to be eligible to apply IFRS 19.

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
- Trade payables

(ii) Financial instruments by category
Financial assets:

	Fair value through profit or loss		Amortized cost
	2025	2024	2025	2024
	NIS in thousands
Cash and cash equivalents	-	-	124,158	122,938
Financial assets at fair value through profit or loss	173,658	171,031	-	-
Trade and other receivables	-	-	184,006	178,715
Total financial assets	173,658	171,031	308,164	301,653

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 3 – Financial instruments risk management (continued) (ii) Financial instruments by category (continued)
Financial liabilities:

	Amortized cost
	2025	2024
	NIS in thousands
Trade payables	23,291	28,203
Lease liabilities	4,930	4,700
Total financial liabilities	28,221	32,903

(iii) Financial instruments not measured at fair value

Financial instruments not measured at fair value includes cash and cash equivalents, loans to others, trade and other receivables and trade payables.
Due to their short-term nature, the carrying value of cash and cash equivalents, loans to others, trade and other receivables, and trade payables approximates their fair value.

(iv) Financial instruments measured at fair value

The fair value hierarchy of financial instruments measured at fair value is provided below

	Level 1		Level 2		Level 3
	2025	2024	2025	2024	2025	2024
	NIS in thousands
Financial assets at fair value through profit or loss	124,591	123,189	-	-	49,067	47,842

There were no transfers between levels during the period.
There were not any changes with the valuation techniques and significant unobservable inputs used in determining the fair value during the period.
The fair value of the investment in non-tradable participation units is calculated using the asset value method.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 3 – Financial instruments risk management (continued) (iv) Financial instruments measured at fair value (continued)

The reconciliation of the opening and closing fair value balance of financial instruments is provided below:

Financial assets at fair value through profit or loss:	Level 1	Level 3
	NIS in thousands
January 1, 2025	123,189	(*) 47,842
Purchases	45,304	1,000
Disposals	(76,054)	-
Gain (Loss)	32,152	225
December 31, 2025	124,591	49,067

(*) In the company's assessment, as of January 1, 2025, the book value of the investment approximates its fair value.

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
The effect of a 10% increase in the value of the portfolio securities investment held at the reporting date would, if all other variables held constant, have resulted in an increase in the fair value through profit or loss and net assets of NIS 9,881 thousand (2024: NIS 14,431 thousand). A 10% decrease in their value would, on the same basis, have decreased the fair value through other profit or loss reserve and net assets by the same amount.

Foreign exchange risk

Foreign exchange risk arises when the Company enters into transactions denominated in a currency other than its functional currency. The Company buys its inventories mostly in USD and EURO and sells its products in NIS. Foreign exchange exposures are managed within utilizing forward foreign exchange contracts.

As of December 31, the Company's net exposure to foreign exchange risk was as follows:

	2025	2024
Net foreign currency financial assets/(liabilities)	NIS in thousands
US Dollars	17,418	20,323
EURO	(4,935)	2,560
Total net exposure	12,483	22,883

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

	US Dollars		EURO
	2025	2024	2025	2024
	NIS in thousands
10% increase	1,742	2,032	(494)	256
10% decrease	(1,742)	(2,032)	494	(256)

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 3 – Financial instruments risk management (continued)

Global changes in raw-material prices

Raw material prices are mainly affected by weather fluctuations affecting agricultural crops, crude oil prices, accelerated growth and growing demand in developing countries affecting world consumption, rise in living standards mainly in developing countries and speculative transactions in the commodity market. A possible rise in the price of raw materials may lead to higher prices for products by suppliers. Sharp price increases in commodity prices may have a material adverse effect on the Company's operations and business results.

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

The table below shows the Company's revenues from major groups of products that contributed 10% or more to the Company's total revenues in the years 2023 to 2025:
	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3	2 0 2 5
	NIS	NIS	NIS	US Dollars
Dairy and Dairy Substitute Products	213,480	209,974	212,728	66,608
Canned Vegetables, Fruits and Pickles	110,255	104,027	(*) 86,212	34,563
Canned Fish	86,302	83,056	74,750	27,367
Cereals, rice and pastas	74,577	59,026	61,573	23,378
Oils	47,942	46,727	43,058	15,029
Other	78,049	72,985	(*) 64,941	24,467
	610,605	575,795	543,262	191,412

(*) Reclassified

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 4 – Segment information (continued)

Revenues by customer group

	Percentage of Total Sales Year ended December 31,
	2 0 2 5	(*)2024	(*)2023

Large retail supermarket chains	55%	53%	53%
Small supermarket chains	15%	15%	14%
Institutional market - wholesalers	9%	10%	10%
Private customers	8%	6%	6%
Institutional market - catering and restaurants	7%	7%	9%
Government customers	1%	3%	3%
Other customers	5%	6%	5%
	100%	100%	100%

Revenues from main customers of the Import segment
The Company has one customer who represented more than 10% of the total sales which amounted to NIS 65,084 thousand in 2025 (2024: NIS 51,371 thousand 2023: NIS 60,431 thousand).

Note 5 – Cost of sales

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3	2 0 2 5
	NIS	NIS	NIS	US Dollars

Purchases	379,700	391,931	377,013	119,028
Marine transportation	21,507	22,888	17,039	6,742
Maintenance	5,063	5,789	(*) 5,585	1,587
External Storage	8,477	5,012	(*) 4,930	2,657
Transportation	4,280	3,830	3,120	1,342
Salaries and related expenses	3,092	3,145	2,800	969
Depreciation and amortization	3,324	2,951	2,562	1,042
Packing materials	2,621	2,881	1,746	822
Personnel services	2,611	1,030	-	819
Outsourced packing	26	641	3,195	8
Other costs and expenses	3,565	3,387	3,101	1,118
	434,266	443,485	421,091	136,134
Changes in inventories of finished products	1,515	(29,024)	1,604	475
	435,781	414,461	422,695	136,609

(*) Reclassified

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 6 – Selling expenses

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3	2 0 2 5
	NIS	NIS	NIS	US Dollars

Transportation and Distribution	24,377	23,425	22,048	7,642
Salaries and related expenses	23,759	22,954	22,728	7,448
Advertising and promotion	7,399	8,297	11,923	2,319
Personnel services	4,073	3,963	4,388	1,277
Vehicles	4,525	3,690	3,793	1,418
Depreciation and amortization	2,719	2,600	2,923	852
Share based payment expense	371	178	435	116
Others	4,498	3,786	5,978	1,411
	71,721	68,893	74,216	22,483

Note 7 – General and administrative expenses

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3	2 0 2 5
	NIS	NIS	NIS	US Dollars

Salaries and related expenses	20,950	17,397	16,598	6,568
Professional services	1,912	2,675	2,471	599
Office maintenance	1,505	1,764	1,667	472
Depreciation and amortization	1,935	1,751	1,465	607
Vehicles	467	634	507	146
Share based payment expense	1,268	295	604	398
Communication	67	74	94	21
Bad and doubtful debts	(643)	(426)	(46)	(202)
Other	1,306	2,001	2,750	409
	28,767	26,165	26,110	9,018

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 8 – Employee benefit expenses

Key management personnel compensation
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including the directors of the company and other senior officers.

Key management personnel expenses comprise:

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3	2 0 2 5
	NIS	NIS	NIS	US Dollars

Salary and management fees	5,312	6,286	6,021	1,665
Bonus	5,356	3,259	2,661	1,679
Share based payment expense	1,509	249	536	473
Directors' remuneration	245	215	228	77
	12,422	10,009	9,446	3,894

Note 9 – Finance income and expenses

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3	2 0 2 5
Finance income:	NIS	NIS	NIS	US Dollars

Interest from Short-term bank deposits	4,237	4,258	4,644	1,328
Dividends	4,241	5,378	5,201	1,329
Changes in fair value of financial assets at fair values	31,899	(*) 23,802	3,567	10,000
Income from revaluation of a long-term financial assets	1,143	(*) 2,049	2,030	358
Foreign currency differences	-	367	676	-
Interest Income of debentures held for trading	3,141	3,811	4,207	985
Other interest	123	76	38	39
Total finance income	44,784	39,741	20,363	14,039

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3	2 0 2 5
Finance expenses:	NIS	NIS	NIS	US Dollars

Bank fees	525	586	535	165
Portfolio management fees	587	1,107	204	184
Foreign currency differences	1,181	-	-	370
Other	335	240	782	105
Total finance expenses	2,628	1,933	1,521	824

(*) Reclassified

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 10 – Tax on income

Tax balances presented in the statement of financial position:
	December 31,
	2025	2024	2025
	NIS	NIS	US Dollars

Current tax assets	1,585	744	497
Deferred tax liabilities	(13,331)	(9,888)	(4,179)

	January		December	December
	1, 2025	Change	31, 2025	31, 2025
	NIS	NIS	NIS	US Dollars
Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	(10,819)	(3,293)	(14,112)	(4,424)
Leases	27	12	39	12
Employees benefits	521	86	607	190
Allowance of credit loss	219	(134)	85	27
Carry forward tax losses	164	(114)	50	16
	(9,888)	(3,443)	(13,331)	(4,179)

	January		December	December
	1, 2024	Change	31, 2024	31, 2024
	NIS	NIS	NIS	US Dollars
Deferred taxes arise from the following:
Financial assets carried at fair value through profit or loss	(5,845)	(4,974)	(10,819)	(3,392)
Leases	19	8	27	8
Employees benefits	501	20	521	163
Allowance of credit loss	317	(98)	219	69
Carry forward tax losses	140	24	164	52
	(4,868)	(5,020)	(9,888)	(3,100)

Taxes on income recognized in profit or loss:

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3	2 0 2 5
	NIS	NIS	NIS	US Dollars
Current taxes:
Current taxes	22,713	17,347	6,866	7,120
	22,713	17,347	6,866	7,120

Change in deferred taxes	3,443	5,020	670	1,079
	26,156	22,367	7,536	8,199

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 10 – Tax on income (continued)

Reconciliation of the statutory tax rate to the effective tax rate:

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3	2 0 2 5
	NIS	NIS	NIS	US Dollars

Income before Income taxes	116,587	92,682	39,192	36,548
Statutory tax rate	23%	23%	23%	23%
Tax computed by statutory tax rate	26,815	21,317	9,014	8,405

Tax increments (savings) due to:
Non-deductible expenses	451	2,515	541	141
Temporary differences	(39)	(27)	(19)	(12)
Taxes for previous years	-	-	(268)	-
Tax exempt Income	(909)	(1,299)	(1,224)	(284)
Other	(162)	(139)	(508)	(51)
	26,156	22,367	7,536	8,199

The tax rate applicable to the Company for the years 2023 – 2025 is 23%.

Note 11 – Earning per share

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3	2 0 2 5
	NIS	NIS	NIS	US Dollars
Basic and diluted earnings per share:
Earnings used in the calculation of basic and diluted earnings per share	90,431	70,315	31,656	28,349

Weighted average number of shares used in computing basic earnings per share	13,906,412	13,874,334	13,867,017	13,906,412
Weighted average number of shares used in computing diluted earnings per share	13,913,507	13,874,334	13,867,017	13,913,507

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 12 – Cash and cash equivalents

	December 31,
	2 0 2 5	2 0 2 4	2 0 2 5
	NIS	NIS	US Dollars

Short-term bank deposits	115,623	104,090	36,245
Cash in bank	8,535	18,848	2,676
	124,158	122,938	38,921

Note 13 – Trade receivables, Net

Composition:
	December 31,
	2 0 2 5	2 0 2 4	2 0 2 5
	NIS	NIS	US Dollars

Open accounts	166,804	153,871	52,290
Checks receivables	17,811	20,730	5,583
Credit cards	836	518	262
Less – estimated credit loss	(368)	(954)	(115)
Less – provision for return of goods	(3,321)	(2,834)	(1,041)
	181,762	171,331	56,979
The table below shows the open accounts balance as of December 31, 2025, and 2024 segmented by the due date.

	Open accounts - days past due
	NIS in thousands
As of:	Not past due	<30	31-60	61-90	90<	Total
December 31, 2025	160,397	6,340	62	5	-	166,804
December 31, 2024	150,532	3,122	117	62	38	153,871

Changes in the allowance of credit loss

	December 31,
	2 0 2 5	2 0 2 4	2 0 2 5
	NIS	NIS	US Dollars

Balance at beginning of the year	954	1,378	299
Changes in allowance for doubtful debts	(586)	(424)	(184)
Balance at end of the year	368	954	115

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 14 – Other receivables and prepaid expenses

	December 31,
	2 0 2 5	2 0 2 4	2 0 2 5
	NIS	NIS	US Dollars

Advances to suppliers	654	5,991	205
Prepaid expenses	399	438	125
Others	1,191	955	373
	2,244	7,384	703

Note 15 – Inventories, Net

	December 31,
	2 0 2 5	2 0 2 4	2 0 2 5
	NIS	NIS	US Dollars

Finished products	81,283	83,216	25,481
Inventory in transit	13,597	16,111	4,262
Less – Provision of slow-moving inventory	(806)	(1,093)	(253)
	94,074	98,234	29,490

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 16 – Property, plant and equipment

		New	Machinery		Computers
	Land and	logistics	and	Motor	and	Office
	Building	Center (*)	equipment	Vehicles	equipment	Furniture	Total
Consolidated Cost:
Balance -January 1, 2024	59,438	26,826	13,073	11,062	9,498	2,325	122,222
Changes during 2024:
Additions	341	43,332	2,562	1,028	1,213	270	48,746
Dispositions	-	-	(999)	(1,752)	-	-	(2,751)

Balance – December 31, 2024	59,779	70,158	14,636	10,338	10,711	2,595	168,217
Changes during 2025:
Additions	283	28,172	3,078	1,156	1,179	105	33,973
Dispositions	-	-	-	(498)	-	-	(498)

Balance – December 31, 2025	60,062	98,330	17,714	10,996	11,890	2,700	201,692

Accumulated depreciation:
Balance – January 1, 2024	30,859	-	6,480	10,352	6,764	1,181	55,636
Changes during 2024:
Additions	2,907	-	496	568	1,149	57	5,177
Dispositions	-	-	(999)	(1,465)	-	-	(2,464)
Balance – December 31, 2024	33,766	-	5,977	9,455	7,913	1,238	58,349
Changes during 2025:
Additions	2,949	-	598	756	1,250	64	5,617
Dispositions	-	-	-	(498)	-	-	(498)
Balance – December 31, 2025	36,715	-	6,575	9,713	9,163	1,302	63,468

Net book value:
December 31, 2025	23,347	98,330	11,139	1,283	2,727	1,398	138,224
December 31, 2024	26,013	70,158	8,659	883	2,798	1,357	109,868

Net book value (US Dollars in thousands):
December 31, 2025	7,319	30,824	3,492	402	855	438	43,330
December 31, 2024	8,155	21,993	2,714	276	877	425	34,440

Property, plant and equipment under construction

 (*) Under construction

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

Right of use assets, net

	December 31,
	2 0 2 5	2 0 2 4	2 0 2 5
	NIS	NIS	US Dollars
Cost:
Opening balance	7,834	5,341	2,456
Dispositions	(1,879)	(2,322)	(589)
Additions	2,109	4,815	661
Closing balance	8,064	7,834	2,528

Accumulated depreciation:
Opening balance	3,020	3,217	947
Dispositions	(1,879)	(2,322)	(589)
Depreciation	2,361	2,125	740
Closing balance	3,502	3,020	1,098

Net book value	4,562	4,814	1,430

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 17 – Leases (continued)

Leases liabilities

	December 31,
	2 0 2 5	2 0 2 4	2 0 2 5
	NIS	NIS	US Dollars

Opening balance	4,700	2,207	1,474
Additions	2,109	4,815	661
Payments	(1,879)	(2,322)	(589)
Closing balance	4,930	4,700	1,546

Amounts recognized in Statement of income

	For the year ended December 31
	2 0 2 5	2 0 2 4	2 0 2 5
	NIS	NIS	US Dollars

Depreciation expense on right-to-use assets	2,361	2,125	740
Interest expense on lease liabilities	296	240	93
Cancellation of rental expenses	(2,175)	(2,563)	(681)
	482	(198)	152

Note 18 – Subsidiaries
The principal subsidiaries of G. Willi-Food International Ltd, all of which have been included in these consolidated financial statements, are as follows:

Subsidiary	Country of incorporation and principal place of business	Proportion of ownership interest
		December 31,
		2 0 2 5	2 0 2 4
Euro European Dairies (Goldfrost) Ltd.	Israel	100%	100%
W.F.D. (Import, Marketing and Trading) Ltd.	Israel	100%	100%
W. Capital Ltd.	Israel	100%	100%

Note 19 – Trade payables

	December 31,
	2 0 2 5	2 0 2 4	2 0 2 5
	NIS	NIS	US Dollars

Open accounts	23,151	27,934	7,257
Checks payables	140	269	44
	23,291	28,203	7,301

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 20 – Employee benefit liabilities

Liabilities for employee benefits comprise:

	December 31,
	2 0 2 5	2 0 2 4	2 0 2 5
	NIS	NIS	US Dollars

Employee benefit	3,584	3,322	1,123
Accrual for annual leave	1,277	1,210	401
Defined benefit schemes (note 23)	1,361	1,102	427
	6,222	5,634	1,951

Estimates and assumptions
The costs, assets and liabilities of the defined benefit schemes operating by the Company are determined using methods relying on actuarial estimates and assumptions. Details of the key assumptions are set out in note 23. The Company takes advice from independent actuaries relating to the appropriateness of the assumptions. Changes in the assumptions used may have a significant effect on the consolidated statement of comprehensive income and the consolidated statement of financial position.

Note 21 – Other payables and accrued expenses

	December 31,
	2 0 2 5	2 0 2 4	2 0 2 5
	NIS	NIS	US Dollars

Accrued expenses	12,195	20,900	3,822
Customer advances	2,975	3,077	933
Other payables	2,268	1,038	711
	17,438	25,015	5,466

Note 22 – Share capital

Composition	December 31
	2 0 2 5	2 0 2 4

Ordinary shares of NIS 0.1 each	50,000,000	50,000,000

Issued and outstanding	13,906,412	13,874,334

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

As part of the plan, the Company and its subsidiaries are obligated to deposit amounts, at a rate to be determined by law, in order to secure the accrual of severance pay. As stipulated in the Extension Order (Consolidated Version) of compulsory pension under the laws in Israel (hereinafter: "the Extension Order"). In the reporting year, the Company's rate of provisions for severance pay is 6%, to be deposited in a pension fund / insurance fund.

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

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 23 – Defined benefit scheme (continued)

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2 0 2 5	2 0 2 4
	%	%

Discount rate	4.61	5.44
Expected return on the plan assets	4.61	5.44
Rate of increase in compensation	5	5

Expected rate of termination:
0-1 years	35	35
1-2 years	35	35
2-3 years	25	25
3-4 years	15	15
4-5 years	15	15
5 years and more	7.5	7.5

The assumptions regarding future mortality rates are based on mortality tables published and approved by the Ministry of Finance. The mortality rate of an active participant at retirement age (67 for men, 64 for women) is 0.6433% for men and 0.3574% for women.

The provisions of Standard 19 stipulate that interest used to capitalize assets and liabilities should reflect risk free interest that is interest on highly rated corporate bonds with similar maturity periods and terms. Until November 2014, absent quality data and information about bonds of this type, what was utilized was the interest on long-term index linked government bonds (index linked Galil)/or long-term shackle government bonds (NIS Dawn - “Shachar”). Following a decision by the Securities Authority, according to which there is a deep market for corporate bonds, and according to the publication of Accounting Staff Position number 12-1, as of this report, the capitalization interest is that of high-quality corporate bonds. Use of a quality curve as stated above is published by quoting companies which specialize in this field. The nominal interest rate for the capitalization appropriate for corporate bonds with high rankings as aforesaid, as of December 31, 2025, is 4.61% per year.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 23 – Defined benefit scheme (continued)
Changes in the present value of the defined benefit obligation in the current period were as follows:

	December 31,
	2 0 2 5	2 0 2 4	2 0 2 5
	NIS	NIS	US Dollars

Opening defined benefit obligation	6,793	5,944	2,129
Current service cost	552	489	173
Interest cost	382	327	120
Actuarial losses/(gains) arising from changes in financial assumptions	249	(7)	78
Actuarial losses/(gains) arising from changes in demographic assumptions	-	(72)	-
Actuarial losses arising from experience adjustments	301	283	94
Benefits paid	(25)	(171)	(8)
Closing defined benefit obligation	8,252	6,793	2,586

Changes in the fair value of the defined benefit assets in the current period were as follows:

	December 31,
	2 0 2 5	2 0 2 4	2 0 2 5
	NIS	NIS	US Dollars

Opening defined benefit assets	5,742	4,937	1,800
Employer contribution	352	324	110
Expected return on the plan assets	324	275	101
Changes in financial assumptions	498	307	156
Interest losses on severance payment allocated to remuneration benefits	(25)	(29)	(8)
Benefits paid	-	(72)	-
Closing defined benefit assets	6,891	5,742	2,159

Adaption of the current value of defined benefit plan liability and the fair value of the plan's assets to the assets and liabilities recognized in the Balance Sheets:

	December 31,
	2 0 2 5	2 0 2 4	2 0 2 5
	NIS	NIS	US Dollars

Present value of funded liability	8,252	6,793	2,586
Fair value of unrecognized asset	-	51	-
Fair value of plan assets - accumulated deposit in executive insurance	(6,891)	(5,742)	(2,159)
Net liability deriving from defined benefit obligation	1,361	1,102	427

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

If the discount rate were increased / decreased by 0.5%, the defined benefit obligation would have decreased / increased by NIS 150 thousand (USD 47 thousand).
If the rate hikes expected salaries would have increased / decreased by 0.5%, the defined benefit obligation would have increased / decreased by NIS 200 thousand (USD 63 thousand).
If the resignation rate had increased / decreased by 5%, the defined benefit obligation would have increased / decreased by NIS 82 thousand (USD 26 thousand).

Short-term employee benefits:
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

The balance of the Company's vacation provision is in accordance with the leave entitlement of each individual employee, according to his individual agreement with the company to which the employee belongs and in accordance with the employee's salary. The balance of the Company's vacation provision for December 31, 2025, as NIS 1,079 thousand (NIS 1,062 thousand, as of December 31, 2024).

Paid Sick Leave
In accordance with the Sick Pay Law, 1976, the Company's employees are entitled to 18 sick days per year (1.5 sick days per month). Sick days may be used only with medical confirmation of an employee's illness. Employees who cease employment before using the sick days due to the employee is not entitled to payment for the above balance of sick days and, therefore, such provision is not recorded in the Company's books.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 24 – Share based payment

On July 2022, the Company granted to its employees 164,000 non-marketable options exercised to up to 164,000 ordinary shares of the Company. However, the actual number of shares allocated may be lower than stated, as the offerees will be entitled to exercise the option warrants via "cashless" method, meaning the allocation of shares in an amount reflecting the monetary benefit inherent in the offered option warrants. Each option will allow, upon exercise, to purchase one NIS 1 ordinary share at an exercise price of NIS 55.3, adjusted to dividend and subject to adjustments that will be required if rights or bonus shares are issued.

The fair value of all the options at the time of grant was approximately NIS 3 million. The fair value of the options was measured using the Black & Scholes model, using the following average indices: standard deviation in the range of approximately 39% to 44%, and the life of the option: 3 years for the first tranche, 4 years for the second tranche and 5 years for the 3rd tranche The standard deviation was calculated based on the historical daily standard deviation of the company's stock traded on the Tel Aviv Stock Exchange. As of December 31, 2025, all options have expired and/or been exercised.

On May 2025, the Company granted to three senior managers, 75,000 non-marketable options exercised to up to 75,000 ordinary shares of the Company. However, the actual number of shares allocated may be lower than stated, as the offerees will be entitled to exercise the option warrants via "cashless" method, meaning the allocation of shares in an amount reflecting the monetary benefit inherent in the offered option warrants. Each option will allow, upon exercise, to purchase one NIS 1 ordinary share at an exercise price of NIS 53.51, adjusted to dividend and subject to adjustments that will be required if rights or bonus shares are issued.

The fair value of all the options at the time of grant was approximately NIS 1.2 million. The fair value of the options was measured using the Black & Scholes model, using the following average indices: standard deviation in the range of approximately 39% to 44%, and the life of the option: 3 years for the first tranche, 4 years for the second tranche and 5 years for the 3rd tranche The standard deviation was calculated based on the historical daily standard deviation of the company's stock traded on the Tel Aviv Stock Exchange.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 24 – Share based payment (continued)

On August 2025, the Company granted to each Mr. Joseph Williger CEO and Mr. Zwi Williger Chairman of the board 100,000 (200,000 total) non-marketable options exercised to up to 100,000 (200,000 total) ordinary shares of the Company, with the same terms granted to the senior managers as stated above.

The fair value of all the options at the time of grant was approximately NIS 3.2 million. The fair value of the options was measured using the Black & Scholes model, using the following average indices: standard deviation in the range of approximately 39% to 44%, and the life of the option: 3 years for the first tranche, 4 years for the second tranche and 5 years for the 3rd tranche The standard deviation was calculated based on the historical daily standard deviation of the company's stock traded on the Tel Aviv Stock Exchange.

24.1 - Nature and scope of share-based payment plans during the period

During the period that ended on December 31, 2025, the Company has two share-based payment plans, as described below:

	Stock options for senior management	Stock options for owners	Total options
Outstanding period	May 2025	May 2025	May 2025
Granted during the year	75,000	200,000	275,000
Estimated lifespan	2-5 years	2-5 years	2-5 years

	Stock options for senior management	Stock options for other employees	Total options
Outstanding period	July 2022	July 2022	July 2022
Granted during the year	75,000	89,000	164,000
Estimated lifespan	2-5 years	2-5 years	2-5 years

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 24 –Share based payment (continued)

24.2 - Details regarding the stock option plans

	2025		2024		2025
	Number	Weighted average Exercise price (NIS)	Number	Weighted average Exercise price (NIS)	Weighted average Exercise price (US Dollars)
Opening balance	103,676	49.16	141,500	49.88	16.77
Expired during the year	(2,792)	49.16	-	-	16.77
Exercised during the year	(100,884)	49.16	(37,824)	49.16	16.77
Granted during the year	275,000	53.51	-	-	16.77
Closing balance	275,000	53.51	103,676	49.16	16.77

The exercise price of the options outstanding as of December 31, 2025, is NIS 53.51 per option.

24.3 - Effect of share-based payment transactions on profit or loss for the period

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 5
	NIS	NIS	US Dollars
Expense arising from plans to grant shares and stock options	1,639	473	514

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

(a)   Monthly service fees of NIS 108,300 (USD 33.9 thousand) (excluding VAT).

(b)   Profit Related Bonus - an annual bonus determined according to measurable quantitative criteria:

-     Payment of the Measurable Bonus will be subject to achieving an average of the minimum profit before taxes of the Company before bonuses during the last three (3) years (i.e., the year in which the bonus is granted and the previous two (2) years) (the “Bonuses” and "Average Operating Profit Before Bonuses", respectively) of at least NIS 40 million (USD 12.5 million) (the “Minimum Average Operating Profit before Bonuses”).

-     Subject to the Company's achieving or exceeding the Minimum Average Operating Profit before Bonuses, the Chairman/ CEO shall be entitled to receive a bonus in the following manners: (i) a Bonus of 2.5% of the Average Profit before taxes Before Bonuses for the amount exceeding above NIS 10 million (USD 3.1 million) and up to and including NIS 15 million (USD 4.7 million); (ii) a Bonus of 3% of the Average Profit before taxes Before Bonuses for the amount exceeding above NIS 15 million and up to and including NIS 25 million (USD 7.8 million); (iii) a Bonus of 4.15% of Average Profit before taxes Before Bonuses for the amount exceeding NIS 25 million and up to and including NIS 40 million (USD 12.5 million); (iv)  a Bonus of 5% of the Average Profit before taxes Before Bonuses for the amount exceeding above NIS 40 million and up to and including NIS 55 million (USD 17.2 million); and (v) a Bonus of 5.5% of the Average Profit before taxes Before Bonuses for any amount exceeding above NIS 55 million.

-     The maximum annual Bonus to be paid to the Chairman / CEO will not exceed an amount of NIS 2.4 million (USD 752.4 thousand).

(c)  The Company will provide the Chairman/ CEO with use of a vehicle, the value of which shall not exceed NIS 400,000 (USD 125.4 thousand). The Company shall allow the Chairman/ CEO to use a vehicle exceeding the value of NIS 400,000, upon the Chairman's/ CEO 's request provided that the Chairman/ CEO will reimburse the Company with any amount exceeding NIS 400,000. The Company will cover all the operating expenses of the Company car (excluding fines), including grossing up the related tax. The Company estimates the annual amount of the Company car benefits in the total amount of NIS 300,000.

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

-     On April 1, 1997, the parent Company, Willi-Food Investments Ltd., and the Company entered into an agreement for the provision of management, administration, bookkeeping, secretarial and controllership services. Pursuant to the said agreement, the parent company shall pay the Company a monthly amount for the said services and for external services that are provided at the same time to the parent Company and to the subsidiary by the same third party, such as legal services, auditing services, etc., but excluding unique and specific services that are provided to the parent Company or to the company, a monthly payment of NIS 10,000 plus VAT. The agreement was renewed on March 14, 2023.

-      On November 4, 2018, G. Willi-Food Ltd. filed a lawsuit in the amount of NIS 4,183,208 against the Company’s former controlling shareholder, Gregory Gurtovoy (“Mr. Gurtovoy”), and against five former directors and senior officers of the Company – Israel Joseph Schneerson, Pavel Buber, Iram Ephraim Graiver, Ilan Menachem Admon and Zalman Vigler (together, the “Defendants”). According to the Company, the Defendants conspired to cause the use of millions of NIS of the Company funds as collaterals to loans extended to foreign private companies related to the Company’s controlling shareholders on dates which are relevant to the lawsuit without obtaining the required approvals from the Company’s directors and without issuing the required report to Company’s shareholders.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 25 – Contingent liabilities and commitments (continued)
As of the date of this report, the proceedings in this case have been concluded with respect to all of the Defendants except for Iram Graiver.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 25 – Contingent liabilities and commitments (continued)
-     On November 2, 2017, the Court decided to consolidate the two proceedings. On November 26, 2017, defense statements were submitted by Mr. Graiver and the Company. After several hearings, a judgment was issued on November 27, 2022, ordering the company to pay Mr. Graiver approximately NIS 255,000. Subsequently, both the company and Mr. Graiver filed appeal requests to the National Labor Court.

On September 24, 2024, a judgment was issued rejecting the company's appeal and partially accepting Mr. Graiver's appeal. It was determined that, in addition to funds already deposited with the Court, the company must pay Mr. Graiver an additional NIS 411,297 plus interest and linkage from March 2017. On October 20, 2024, a petition was filed with the High Court of Justice. The hearing on the petition was held on February 16, 2026. In a judgment dated February 17, 2026, the court ruled that Mr. Graiver is required to reimburse the Company 20% of the reasonable salary amount, as determined in the judgment of the National Labor Court.

-     On June 24, 2020, a lawsuit and request for approval as a representative was submitted to the Central District Court against the company, Euro Dairy Europe Ltd. and another respondent. According to the applicant, the company marketed a number of products with misleading labeling and contrary to the provisions of the law and the relevant standards. On April 22, 2025, the court approved the certification of the class action lawsuit on the grounds of misrepresentation. In November 2025, a settlement agreement was submitted to the court for approval, pursuant to which G. Willi‑Food will donate products with a total value of NIS 230,000 to various nonprofit organizations.

 -     A lawsuit and a motion to approve it as class action was filed on August 2, 2021, against the Company and another 5 respondents to the District Court. The applicant claimed that the Company marketed several products with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered financial damages in amount of NIS 100 million and Non-financial damages in amount of NIS 378 million. On December 25, 2025, a withdrawal settlement was approved, pursuant to which the Company undertook to present tests of the products that are the subject of the claim, confirming that they are consistent with the manufacturer’s declarations. The claim was dismissed.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 25 – Contingent liabilities and commitments (continued)
-     A lawsuit and a motion to approve it as class action was filed on November 8, 2021, against the Company to the District Court. The applicant claimed that the Company marketed a product with misleading captions and contrary to the provisions of the law and the relevant regulations. The applicant claims that he and the members of the group suffered damages in amount of NIS 57 million. A response was submitted on February 9, 2022. On November 14, 2022, a pre- trial hearing was held, at the end of which it was decided that the parties must reach agreements by December 15, 2022. On January 24, 2023, an agreed notification was submitted according to which the parties were unable to reach an agreement. On September 14, 2023 another pre-trial hearing was held. Summaries on behalf of the applicant were submitted on December 27, 2023. Response summaries have been submitted, awaiting a decision on the approval request. On December 3, 2024 the District Court approved the lawsuit as class action. The District Court ruled in its decision that at the certification request stage, there is no need to determine the extent of damages, and that this issue should be clarified in the second phase of managing the claim. The District Court determined that there are grounds to examine the petitioner's claim that he and the group members suffered damages in the amount of the difference between the price paid and the price they would have paid for purchasing another comparable product. According to the petitioner, the product's price was higher than that of another comparable product, while the Company argues that the product subject to the claim was sold at lower prices than competing products and therefore no damage was caused. The District Court also ruled that there are grounds to examine the question of non-monetary damages caused by the inability to compare between the product subject to the claim and competing products. The Company maintains its argument that this was a good faith mistake and that no damage was caused to the consumer, and in the proceedings, it will prove that the product was imported in relatively small quantities during a limited period only. The case was scheduled for the submission of affidavits of primary testimony, followed by a pre‑trial hearing, on July 15, 2026.

-       On February 20, 2023, the Euro European Dairies (the Company) received, from the Ashdod Customs House, a notice of a charge for a deficit of NIS 1.75 million, which includes interest and fine. In the letter of demand, it is claimed that the company imported soft cheeses in a saltwater solution and paid duty only for the weight of the cheese without the weight of the saltwater solution. According to the customs house, customs must also be paid for the saltwater solution. After the customs house rejected the appeal that the company filed on the debit notices, The company paid the debt in the debit notices and submitted a lawsuit to the Magistrate's Court in Petah Tikva to cancel the notices and to recover the amounts paid by it plus interest and linkage.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 25 – Contingent liabilities and commitments (continued)
The first pretrial hearing was scheduled for May 15, 2024. During the hearing, the court pointed out difficulties in the positions of each of the parties and proposed referring the case to mediation. Euro Dairies Europe agreed to the proposal, however, the Customs Authority rejected it. On March 24, 2025, an additional hearing was held, during which the court approved the request for expert testimony and again recommended referring the matter to mediation. On April 8, the Customs Authority announced that it refuses to engage in mediation. An evidentiary hearing in the case was held on November 23, 2025. At the conclusion of the hearing, the defendant announced that it does not accept the court’s recommendation to refer the matter to mediation. Accordingly, the court set a hearing for an attempt to resolve the dispute on May 10, 2026. At this preliminary stage, it is difficult to assess the prospects of the application and the claim.

-       On February 11, 2026, a claim and a motion for its approval as a class action were filed with the Central District Court against G. Willi‑Food. According to the allegations set forth in the motion for approval, G. Willi‑Food marketed a product bearing misleading labeling, contrary to the provisions of the law and the relevant standards. As alleged in the motion for approval, the amount of the individual claim is NIS 2,580, while the total amount of the claim was estimated, at this stage, at more than NIS 2.5 million, in respect of the aggregate damage allegedly caused to the members of the represented class. At this preliminary stage, it is not possible to assess the likelihood of the motion being approved or the extent of the exposure arising therefrom.

Note 26 – Events during and after the reporting period

- On March 21, 2024, the Company's Board of Directors announced a dividend distribution in the amount of NIS 10 million (a total of NIS 0.72 per share).

- On March 11, 2025, the Company's Board of Directors announced a dividend distribution in the amount of NIS 30 million (a total of NIS 2.16 per share).

- On August 12, 2025, the Company's Board of Directors announced a dividend distribution in the amount of NIS 20 million (a total of NIS 1.44 per share).

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

- On July 17, 2024, the Company reached an agreement with the Competition Authority regarding the payment of financial sanctions totaling approximately 11.6 million NIS for alleged violations of the Food Industry Competition Promotion Law of 2014, without admission of violation. The aforementioned arrangement was approved by the Company's board of directors. The Company included the expenses related to this agreement in its financial statements under other expenses.

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

- On November 19, 2025, the Company received a notice from the Competition Authority regarding the closure of the investigation file against the Company. In addition, a notice in identical wording regarding the closure of the investigation file against him was also delivered to Mr. Zvi Williger, one of the Company’s controlling shareholders, who serves as Chairman of the Board of Directors of the Company.

- On July 2022, the Company granted its employees 164,000 options (not listed for trading) free of charge. Each option is exercisable into one ordinary share of the Company at an exercise price of NIS 55.3 (not linked), subject to customary adjustments, inter alia, in respect of dividend distributions, bonus share distributions, and rights offerings. The options are exercisable in three annual tranches, with the first tranche becoming exercisable 12 months from the grant date. The exercise period for each tranche shall be up to two (2) years from the date such tranche vests.

G. WILLI-FOOD INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)
(Cont.)

Note 26 – Events during and after the reporting period (continued)
- The fair value of the options on the grant date was approximately NIS 3 million. The fair value of the options was measured using the Black & Scholes model, based on the following average assumptions: volatility in the range of approximately 39% to 44%, and option life of 3 years for the first tranche, 4 years for the second tranche, and 5 years for the third tranche. The volatility was calculated based on the historical daily volatility of the Company’s share price as traded on the Tel Aviv Stock Exchange.

- On May 18, 2025, the Company granted three senior executives an aggregate of 75,000 options (not listed for trading) free of charge. Each option is exercisable into one ordinary share of G. Willi‑Food at an exercise price of NIS 54.95 (not linked), subject to customary adjustments, inter alia, in respect of dividend distributions, bonus share distributions, and rights offerings. The options are exercisable in three annual tranches, with the first tranche becoming exercisable 12 months from the grant date. The exercise period for each tranche shall be up to two (2) years from the date such tranche vests.The fair value of these options on the grant date was approximately NIS 1.2 million. The fair value of the options was measured using the Black & Scholes model, based on the following average assumptions: volatility in the range of approximately 39% to 44%, and option life of 3 years for the first tranche, 4 years for the second tranche, and 5 years for the third tranche. The volatility was calculated based on the historical daily volatility of the Company’s share price as traded on the Tel Aviv Stock Exchange.

On August 7, 2025, the general meeting of the Company approved the grant of 100,000 options free of charge to each of Mr. Yosef Williger, Director and CEO of the subsidiary, and Mr. Zwi Williger, Chairman of the Board of Directors of the Company (200,000 options in total). The terms of these options are identical to the terms of the options granted to the senior executives as described above. The fair value of the options on the grant date was approximately NIS 3.2 million.

The actual number of shares to be issued upon exercise of the options may differ from the foregoing, since the offerees may elect to exercise all or part of their options on a cashless basis, in which case not all of the shares underlying the options will be issued, but rather a number of shares reflecting the monetary benefit inherent in the options exercised.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets.  Following the attack, Israel’s security cabinet declared war against Hamas, and later against Hezbollah in Lebanon. Hostilities subsequently escalated between Israel and a number of its other neighbors, including conflicts with Hezbollah along Israel’s northern border with Lebanon, with Iran (including a war during June 2025) and with the Houthi movement in Yemen, which both launched drone and missile attacks on military and civilian targets within Israel. In addition, the Houthi movement disrupted international commerce by launching a number of attacks on commercial vessels traversing the Gulf of Aden and the Red Sea. While a ceasefire between Israel and Lebanon (with respect to Hezbollah) was announced in November 2024, a ceasefire between Israel and Iran was announced in June 2025 and the latest ceasefire between Israel and Hamas was announced in October 2025, in February 2026, hostilities between Israel and Iran escalated again. In late February 2026, the United States, together with Israel, launched a major joint military campaign of air and missile strikes against targets in Iran, which triggered a broad Iranian response and contributed to significant regional instability, including, in early March 2026, resumed conflicts with Hezbollah. The security situation in the region remains highly fluid, and we are unable to predict if, when, or on what terms, this escalation will be resolved.

The military operation against Iran has immediate implications for the Israeli economy, including, inter alia, the declaration of a state of emergency, the issuance of emergency orders and restrictions on economic activity, the shutdown of educational institutions and workplaces, a reduction in activity across various sectors, and the mobilization of reserve forces on a broad scale. These measures may give rise to operational disruptions, delays in timelines, and increased costs and reduced availability of products imported by us, as well as elevated personnel costs.

As a result of repeated attacks by Houthi forces on vessels operating in the Red Sea, shipping times from the Far East have been extended by three to four weeks. Approximately 35% of our imported products originate in the Far East. We estimate that a material increase in maritime shipping costs could adversely affect our results of operations.  Furthermore, as a result of Iran's blockade of the Strait of Hormuz, energy prices – and oil prices in particular – have risen. These developments may adversely affect shipping costs and give rise to potential supply chain delays, which could impact, inter alia, the availability and cost of the Company's imported products.  Further, as an Israeli company, there is heightened risk of cyberattacks on our and our supply chain’s IT networks by our adversaries in general, and more so as a result of a war.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue. Moreover, the perception of Israel and Israeli companies by the global community (as represented, for example, by claims filed with the International Court of Justice (the “ICJ”)) may cause an increase in sanctions and other adverse measures against Israel, Israeli companies and their products and services. Additionally, there have been increased efforts by countries, activists and organizations to cause companies and consumers to restrict business with Israel and with Israeli companies, which may impact our ability to do business. Such efforts, particularly if they become widespread, as well as current and future rulings and orders of international tribunals including the ICJ against Israel, could materially and adversely impact our business operations.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, there can be no assurance that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

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